Form 20-F
period 2000-03-31
ORIX CORP
filed 2000-09-22
CIK 1070304

================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F
(Mark One)

         [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR
              [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended March 31, 2000

                                      OR
            [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from           to
                            Commission file number:

                             ORIX KABUSHIKI KAISHA
            (Exact name of Registrant as specified in its charter)

                               ORIX CORPORATION
                (Translation of Registrant's name into English)

                                     Japan
                (Jurisdiction of incorporation or organization)
                            3-22-8 Shiba, Minato-ku
                             Tokyo 105-8683, Japan
                                 813-5419-5000
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                             Title of each class                                   Name of each exchange to which registered
(1)   Common stock, par value Yen50 per share (the "Shares")                               New York Stock Exchange*
(2)   American Depository Shares ("ADSs"), each of which represents one-                   New York Stock Exchange
      half of one Share
(3)   0.375% Convertible Notes due 2005 (the "Notes")                                      New York Stock Exchange
(4)   American Depository Notes ("ADNs"), each of which represents one                     New York Stock Exchange
      Note in the principal amount of Yen2,000,000

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                     None
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                     None
                               (Title of Class)

 Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by annual report.

  As of March 31, 2000, 68,630,294 Shares and 1,096,600 ADSs are outstanding.

      Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                Yes  X  No__

      Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17      Item 18  X

*Not for trading, but only in connection with the registration of American Depositary Shares.

================================================================================

                               TABLE OF CONTENTS

                                                                          Page
Certain Defined Terms, Conventions and Presentation of Financial
        Information..........................................................ii

Forward Looking Statements...................................................ii

Exchange Rates..............................................................iii

PART I
Item 1.  Description of Business..............................................1
Item 2.  Description of Property.............................................24
Item 3.  Legal Proceedings...................................................25
Item 4.  Control of Registrant...............................................25
Item 5.  Nature of Trading Market............................................25
Item 6.  Exchange Controls and Other Limitations Affecting Security Holder...26
Item 7.  Taxation............................................................28
Item 8.  Selected Financial Data.............................................30
Item 9.  Management's Discussion and Analysis of Financial Condition and
                Results of Operations........................................31
Item 9A. Quantitative and Qualitative Disclosures About Market Risk..........65
Item 10. Directors and Officers of Registrant................................68
Item 11. Compensation of Directors and Officers..............................70
Item 12. Options to Purchase Securities from Registrant or Subsidiaries......70
Item 13. Interest of Management in Certain Transactions......................73

PART II
Item 14. Description of Securities to be Registered..........................74

PART III
Item 15. Defaults upon Senior Securities.....................................74
Item 16. Changes in Securities and Changes in Security for Registered
      Securities.............................................................74

PART IV
Item 17. Financial Statements................................................74
Item 18. Financial Statements................................................74
Item 19. Financial Statements and Exhibits...................................74

                     CERTAIN DEFINED TERMS, CONVENTIONS AND
                     PRESENTATION OF FINANCIAL INFORMATION

     As used in this Annual Report, unless the context otherwise requires, "Company" and "ORIX" refer to ORIX Corporation and "we", "us", "our" and similar terms refer to ORIX Corporation and its subsidiaries.

     In this annual report, "subsidiary" and "subsidiaries" refer to consolidated subsidiaries of ORIX, companies in which ORIX owns more than 50%, and "affiliate" and "affiliates" refer to all of our affiliates accounted for by the equity method, companies in which ORIX owns 20-50%.

     The consolidated financial statements of ORIX have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

     References in this Annual Report to "yen" or "Yen" are to Japanese yen and references to "$" or "dollars" are to United States dollars. Merely for the convenience of the reader, this Annual Report contains translations of certain yen amounts into dollars at specified rates. These translations should not be construed as representations that the yen amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise stated, the translations of yen into dollars have been made at the rate of Yen106.15=$1, which was the approximate exchange rate in Japan on March 31, 2000.

     The Company's fiscal year ends on March 31. The fiscal year ended March 31, 2000 is referred to throughout this Annual Report as fiscal 2000 or the 2000 fiscal year, and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

                                ---------------


                           FORWARD LOOKING STATEMENTS

     When included in this Annual Report, the words, "will", "should", "expects", "intends", "anticipates", "estimates" and similar expressions, among others, identify forward looking statements. Such statements, which include statements contained in "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 9-A, Quantitative and Qualitative Disclosure About Market Risk", inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. These forward looking statements are made only as of the date of this Annual Report. The Company expressly disclaims any obligation or undertaking to release any update or revision to any forward looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

                                 EXCHANGE RATES

     The following table provides the noon buying rates for Japanese yen expressed in Japanese yen per $1.00. The noon buying rate on September 20, 2000 was $1 = Yen106.77.


                                                                              Year Ended March 31,
                                                 -------------------------------------------------------------------------
                                                    1996            1997            1998            1999            2000
                                                 ----------      ----------      ----------      ----------      ----------
Yen exchange rates per U.S. dollar:
High..........................................   Yen 107.29      Yen 124.54      Yen 133.99      Yen 147.14      Yen 124.45
Low...........................................        81.12          104.49          111.42          108.83          101.53
Average (of rates available on the last day of
each month during the period).................        96.95          113.20          123.57          128.10          110.02
At period-end.................................       107.00          123.72          133.29          118.43          102.73

                                     Part I

Item 1. Description of Business

     The following discussion and analysis provides information that management believes to be relevant to understanding ORIX's consolidated financial condition and results of operations. This discussion should be read in conjunction with the Consolidated Financial Statements of ORIX, including the notes thereto, included in this Annual Report. The following discussion includes certain forward-looking statements. For a discussion of important factors that may cause actual results to differ materially from such forward-looking statements, see "--Risk Factors". See also "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations--Risk Management" for certain factors that have in the past and may in the future affect the financial performance of ORIX.

Corporate History

     ORIX was founded in 1964 in Osaka, Japan as Orient Leasing Co., Ltd., a specialist in equipment leasing. We have grown over the succeeding decades to become one of Japan's largest and most innovative financial services companies, providing a broad range of commercial and consumer finance products and services. In April 1970 ORIX listed its shares on the second section of the Osaka Securities Exchange. From February 1973 the shares have been listed on the first sections of the Tokyo, Osaka, and Nagoya stock exchanges. In September 1998, we became the 12th Japanese company to list its shares on the New York Stock Exchange.

     Our historical development has until recently closely paralleled the expansion and globalization of the Japanese economy. Our initial expansion occurred just prior to a period of sustained economic growth in Japan that began in 1965 and lasted through the early 1970s.

     The Japanese leasing industry gradually matured over the course of the 1970s. During this period, we continued to grow rapidly by expanding and diversifying our range of products and services, as well as through overseas expansion. In 1971 we established our first overseas office in Hong Kong, which became a base for regional expansion.

     In the 1980s, the Japanese financial sector began a process of gradual deregulation, while the yen became a significant international currency. New entrants and competition within the leasing industry increased, prompting us and other leasing companies to provide more specialized and sophisticated services and to increase international leasing activities. During this period, we continued to expand our range of products and services, and placed increased emphasis on conducting our operations on a consolidated basis to make optimal use of corporate resources. We commenced sales of leveraged leases, a field in which we have maintained our position as a market leader. We also acquired ORIX Securities Corporation (then Akane Securities K.K.) and expanded the range of our financial products and services. In 1989, we changed our name to ORIX Corporation, reflecting our increasingly international profile and diversification from the leasing business.

     Since the early 1990s, the Japanese economy has experienced a protracted period of economic stagnation and, in recent years, instability within the financial sector. However, we have continued to diversify into other financial activities. For example, in 1990, we commenced the structuring and sale of commodities funds within Japan and in 1991, we entered the life insurance business. We have also actively pursued real estate development, finance and management operations, using our group's resources to provide total solutions to our customers' financing needs. In April 1997, we invested in a joint venture with Bank One Corporation, a major U.S. bank holding company, to securitize and service commercial property loans in the United States. We acquired the remaining stake in this joint venture company in July 1999, where upon it became our wholly-owned subsidiary, ORIX Real Estate Capital Markets, LCC. We have also continued to expand our leasing presence overseas. In this third phase of our development, domestic subsidiaries, such as ORIX Rentec and ORIX Auto Leasing, have also established overseas operations.

     In the recent years, we have also sought:

     o    to enter into Japan's personal financial services markets;

     o to add value to our products and services in order to increase returns; and

     o    to increase our fee-based business content.

     In this regard, in 1997, we established a Personal Financial Services team, which has since become ORIX's PFS Department, to examine the potential to enter Japan's retail finance sector. In 1997, we commenced sales of ORIX Direct Life Insurance, a new range of life insurance products aimed at the consumer life insurance market.

     In 1997, we acquired direct financing lease and installment loan receivables with a book value of Yen288,619 million and 87 employees from Crown Leasing, a nonbank associated with the Nippon Credit Bank Ltd., which filed for bankruptcy in April 1997.

     In fiscal 1998, we acquired all the shares of common stock and 60 former employees of Yamaichi Trust and Banking from Yamaichi Securities Company, Limited and subsequently changed its name to ORIX Trust and Banking Corporation. This acquisition provided us with a general banking license, which includes permission to accept deposits, and a trust business license. The general banking license facilitated our expansion into the retail financial services market, as well as improve the level of service we provide to our corporate customers. The trust business license facilitated our securitization business as well as the securitization of our own assets.

     In fiscal 1999,

     o ORIX Real Estate, a new subsidiary which handles our real estate development, sales and rentals, was established under our new Real Estate Business Headquarters; and

     o we established ORIX Asset Management and Loan Services Corporation to take advantage of deregulation in the Japanese financial markets to diversify our services and products.

     In fiscal 2000,

     o we acquired the lease and rental operations of NEC Home Electronics Lease. Ltd., consisting primarily of direct financing lease receivables, for approximately Yen55 billion. These operations are presently carried out by ORIX Media Supply Corporation; and

     o    we acquired a 40% stake in a consumer finance company in Osaka.

     In September 1999, we formed a joint venture company with the AIG companies in Japan to operate in the Japanese nonlife insurance sector. The new company, ORIX Insurance Planning Corporation, began operations from November 1999 as an agent of the AIU Insurance Company and other AIG member companies. It provides various types of nonlife insurance products specifically designed and developed using the expertise of AIG member companies to meet the needs of the Company's target customers.

     In the current fiscal year, a consortium led by ORIX, Softbank Corporation and The Tokio Marine and Fire Insurance Company, Ltd., purchased all the shares of common stock of the Nippon Credit Bank of Japan from the Japanese Deposit Insurance Corporation on September 1, 2000. We acquired 14.99% stake in the bank and our investment amounted to approximately Yen15 billion.

     As consolidation proceeds within the Japanese leasing industry, we will continue to evaluate other possible acquisitions in order to expand our portfolio of operating assets.

Our Portfolio

     The following chart shows the breakdown of our portfolio as of June 30, 2000 and illustrates the success of our diversification efforts. Our domestic companies listed below include only operating companies. ORIX Commercial Alliance, ORIX Leasing Malaysia, ORIX Australia, ORIX Aviation Systems, ORIX Asia, ORIX USA, ORIX Real Estate Capital Markets and ORIX Real Estate Equities are overseas subsidiaries.

      Business                     Business Profile                 Major Customers           Major Operating Companies
---------------------    ----------------------------------      ---------------------    -----------------------------------
Direct financing         Information-related and office          Middle market            ORIX Corporation
leases                   equipment                               corporate customers      ORIX Auto Leasing
                         Industrial equipment                    Shipping companies       Corporation
                         Construction and civil engineering      Airline companies        ORIX Alpha Corporation
                         machinery                                                        ORIX Asia Limited
                         Commercial services equipment                                    ORIX Commercial Alliance
                         Automobiles                                                      Corporation
                         Marine vessels                                                   ORIX Leasing Malaysia
                         Aircraft                                                         Berhad
                                                                                          ORIX Australia Corporation
                                                                                          Limited

Operating leases         Measuring and analytical                Middle market            ORIX Corporation
                         equipment                               corporate customers      ORIX Rentec Corporation
                         Automobiles                             Shipping companies       ORIX Rent-A-Car Corporation
                         Marine vessels                          Airline companies        ORIX Australia Corporation
                         Aircraft                                                         Limited
                         Real estate                                                      ORIX Aviation Systems Limited

Installment loans        Corporate finance                       Middle market            ORIX Corporation
                         Housing loans                           corporate customers      ORIX Trust and Banking
                         Card loans                              Consumers                Corporation
                         Other consumer loans                                             ORIX Credit Corporation
                                                                                          ORIX Club Corporation
                                                                                          ORIX Asia Limited
                                                                                          ORIX USA Corporation
                                                                                          ORIX Commercial Alliance
                                                                                          Corporation

Life insurance           Life insurance products sold            Middle market            ORIX Life Insurance
                         through agents and directly to          corporate customers      Corporation
                         consumers                               Consumers

Other operations         Securities brokerage                    Consumers                ORIX Corporation
                         Trust banking                           Middle market            ORIX Securities Corporation
                         Securities investment                   corporate customers      ORIX Commodities
                         Venture capital investment                                       Corporation
                         Futures and options trading                                      ORIX Capital Corporation
                         Commodities funds                                                ORIX Maritime Corporation
                         Insurance agency services                                        ORIX Estate Corporation
                         Ship management                                                  ORIX Real Estate Corporation
                         Computer software development                                    ORIX Asset Management and
                         Sales of interior furnishings                                    Loan Services Corporation
                         Real estate development and                                      ORIX Investment Corporation
                         brokerage                                                        ORIX Trust and Banking
                         Leisure facility management                                      Corporation
                         Golf course management                                           ORIX USA Corporation
                         Training facilities management                                   ORIX Asia Limited
                         Driving school                                                   ORIX Real Estate Capital
                         Hotel management                                                 Markets, LLC
                         Professional baseball team                                       ORIX Real Estate Equities,Inc.
                         Environmental services


               The Leasing Market in Japan

     The Japanese leasing industry is highly fragmented, with 340 companies registered with the Japan Leasing Association as of March 31, 2000. In addition to these companies, a number of large credit companies not registered with the Japan Leasing Association also finance installment sales, which from the customer's perspective are economically similar to lease contracts. Except as otherwise noted, the data below is derived from data published by the Japan Leasing Association. Comparable data is not available for installment sales.

     In fiscal 2000, the total annual value of new lease contracts reported by the Japan Leasing Association was Yen7,402 billion ($70 billion). The value of new lease contracts in fiscal 2000 based on purchase costs represented 9.86% of total private fixed investment in Japan as estimated by the Economic Planning Agency. These leases include only financing leases as defined under Japanese GAAP, and as a result do not include installment sales contracts classified under U.S. GAAP, and by us, as direct financing leases.

     The largest segment of financing leases in fiscal 2000 was information-related equipment (including computers and related equipment), which represented 43.6% of the total value of lease contracts, followed by industrial equipment (18.4%) and commercial service equipment (13.8%).

     Small- and medium-sized companies represented 45.8% of the total customer base in Japan as measured by value of lease contracts, while large companies comprised 49.4% of the customer base.

     The following tables contain some additional information regarding the Japanese leasing market. The figures for the year ended March 31, 2000 in the Annual New Lease Contracts table are preliminary estimates. The figures for private fixed investments are estimates provided by the Economic Planning Agency.

                                 Lease Financings by Equipment Type

                                                             Years ended March 31,
                                            --------------------------------------------------------
                                            1996         1997         1998         1999         2000
                                            ----         ----         ----         ----         ----
Information-related equipment........       39.9%        42.5%        42.4%        44.0%        43.6%
Industrial equipment.................       16.8         17.0         18.1         16.7         18.4
Commercial service equipment.........       17.2         15.4         14.6         14.5         13.8
Office equipment.....................       10.5          9.5          8.7          8.1          8.1
Transportation equipment.............        7.1          7.1          7.2          6.6          6.5
Medical equipment....................        3.4          3.5          3.4          3.8          3.9
Other................................        5.1          5.1          5.6          6.3          5.8


                          Annual New Lease Contracts

                                                                        Year ended March 31,
                                                -----------------------------------------------------------------
                                                   1996          1997          1998          1999          2000
                                                ---------     ---------     ---------     ---------     ---------
                                                                                       (Billions of yen)
Total receivables under new lease
 contracts...................................   Yen 7,621     Yen 8,287     Yen 7,930     Yen 7,144     Yen 7,402
Annual new lease contracts (cost basis)......       6,580         7,224         7,018         6,315         6,586
Private fixed investment.....................      73,331        78,571        81,846        72,923        66,800
Annual new lease contracts as a
 percentage of private fixed
 investment..................................       8.97%         9.19%         8.57%         8.66%         9.86%


Overview of Activities

     Scope of Domestic Operations

     Domestically our group is comprised of ORIX, 30 major subsidiaries, and a number of investments in affiliates as of March 31, 2000. As of that date, we employ approximately 6,556 staff in Japan and our domestic operations are serviced by a network of 573 offices throughout Japan. We use this extensive nationwide network to provide services to our clients. Approximately 76.9% of our revenues in fiscal 2000 were generated by our domestic operations. Our operating subsidiaries have made a substantial contribution to our overall profits. Activities conducted principally through subsidiaries include the automobile leasing business conducted by ORIX Auto Leasing and operating lease business for high-precision measuring equipment and personal computers conducted by ORIX Rentec.

     In addition to our core leasing business, we continue to expand into new areas, such as the life insurance business conducted by ORIX Life Insurance and real estate management and development conducted by ORIX Real Estate.

     Scope of International Activities

     Since the establishment of our first overseas subsidiary in Hong Kong in 1971, we have competed in selected international markets through subsidiaries and investments in joint ventures. At March 31, 2000, we operated in 21 countries outside Japan through 43 major subsidiaries and affiliates. Our overseas operations, including our affiliates, employ approximately 3,000 staff, and include a network of 146 offices.

     ORIX USA is our base for operations in the Americas. Stockton Holdings, an affiliate, conducts reinsurance operations and trades in futures. In July 1999, we increased our ownership of Bank One Mortgage Capital Markets, LLC, from 45% to 100% and renamed the operations as ORIX Real Estate Capital Markets, LLC, which securitizes and services commercial mortgage loans.

     In the Asia and Oceania region, ORIX Asia, a Hong Kong operating subsidiary, continues to expand its leasing and installment sales operations. Singapore has also become an important center for our business in the region.

     We have also continued to expand our leasing presence in other countries. In addition, some of our domestic subsidiaries, such as ORIX Rentec and ORIX Auto Leasing, have also established overseas operations.

Profile of Businesses

     Domestic operations are conducted by ORIX and a number of subsidiaries and affiliates.

     In general, our domestic sales staff sells the full range of our products. However, some staff, such as the real estate staff, have specialized functions. Most domestic subsidiaries such as ORIX Auto Leasing, ORIX Rentec and ORIX Life Insurance offer opportunities for cross-selling and other coordinated activities with our companies. Other subsidiaries serve more specialized functions. Products and services of these subsidiaries are handled by their dedicated sales staff, whose specialized training and experience are required in the markets they serve.

     Our main customer base is comprised of small and medium-sized businesses. However, we have expanded our client base to large corporations in some business segments, such as leasing of high-precision measuring equipment. We have also targeted individual customers as a growth area in various business segments, such as the card loan, auto leasing and life insurance businesses.

     Through our various product lines and distribution channels, we provide a variety of financing solutions responsive to the varying financing needs of our customers. We offer a variety of financing alternatives that accommodate specific maintenance, asset risk, cash flow, accounting, tax and other requirements of our customers. In many of our financing operations, we are able to offer a variety of financing alternatives for the same asset, including direct financing leases, operating leases or installment loans. We offer options such as fixed or variable interest rates, principal installments and varying prepayment or cancellation options.

     The extensive experience of our staff in leasing and secured financing allows them to effectively evaluate residual value risk and to manage equipment and residual value risks by locating alternative users or purchasers in order. This reduces those risks and the risk of equipment remaining idle. See "--Management of Residual Assets".

   Direct Financing Leases

     Direct financing leases are one of our core business activities. The table below provides a geographical breakdown of our investment in direct financing leases as of March 31, 2000.

                                                                As of March 31, 2000
                                         ----------------------------------------------------------------
                                                                                        Percent of direct
                                         Millions of yen      Millions of dollars        financing leases
                                         ---------------      -------------------       -----------------
Direct financing leases in:
  Japan.............................      Yen 1,318,012             $ 12,417                    75.5%
  Overseas..........................            426,941                4,022                    24.5%
                                              ---------             --------                   -----
Total...............................      Yen 1,744,953             $ 16,439                   100.0%
                                              =========             ========                   =====

     As of March 31, 2000, the total balance of our investment in direct financing leases represented 36.6 % of our total operating assets. The table below provides a geographical breakdown of revenues from our direct financing leases for the year ended March 31, 2000.

                                                                As of March 31, 2000
                                         ----------------------------------------------------------------
                                                                                        Percent of direct
                                         Millions of yen      Millions of dollars        financing leases
                                         ---------------      -------------------       -----------------
Direct financing leases in:
 Japan..............................       Yen  86,901                $  819                   66.4%
 Overseas...........................            43,897                   413                   33.6%
                                               -------                ------                  -----
Total...............................       Yen 130,798                $1,232                  100.0%
                                               =======                ======                  =====

     Our revenues from direct financing leases in fiscal 2000 represented 21.2% of our total revenues. The typical direct financing lease is for one specific user, with financial terms designed to recoup most, if not all, of the initial cost of the equipment during the initial contractual lease term. Payments are usually made monthly in a fixed amount. A direct financing lease is generally noncancellable during the term of the lease. The term of a typical direct financing lease in Japan is approximately five years. We engage in direct financing lease operations in Japan and in most countries in which we have operations. Our direct financing lease operations cover most types of equipment, broadly categorized into information-related and office equipment, industrial equipment, commercial services equipment, transportation equipment, and other equipment.

     The following table shows the balance of direct financing lease assets by category of equipment.

                                                                         As of March 31,
                                       -------------------------------------------------------------------------------------
                                           1996              1997              1998              1999              2000
                                       -------------     -------------     -------------     -------------     -------------
                                                                        (Millions of yen)
Information-related and office
 equipment........................     Yen   551,595     Yen   557,439     Yen   623,203     Yen   493,298     Yen   373,281
Industrial equipment..............           394,460           436,813           473,140           444,261           394,581
Commercial services equipment.....           216,754           226,118           273,730           224,080           194,809
Transportation equipment..........           373,560           458,572           443,486           414,093           398,521
Other.............................           377,467           388,674           372,463           377,110           383,761
                                           ---------         ---------         ---------         ---------         ---------
 Total............................     Yen 1,913,836     Yen 2,067,616     Yen 2,186,022     Yen 1,952,842     Yen 1,744,953
                                           =========         =========         =========         =========         =========


     The above table does not include securitized lease assets. If securitized assets were included, total balance of direct financing lease assets would be Yen2,188,091 million as of March 31, 1999, and Yen2,098,897 million ($19,773 million) as of March 31, 2000, respectively.

     At March 31, 2000, no single lessee represented more than 1% of our total portfolio of direct finance leases. As of March 31, 2000, approximately 75.5% of our direct financing leases were to lessees located in Japan, and approximately 18.6% of our direct financing leases were to lessees located in the United States.

     The following table shows a breakdown of the components of investment in direct financing leases.

                                                                          As of March 31,
                                       -------------------------------------------------------------------------------------
                                            1996              1997              1998              1999              2000
                                       -------------     -------------     -------------     -------------     -------------
                                                                         (Millions of yen)
Minimum lease payments receivable..    Yen 2,086,621     Yen 2,229,528     Yen 2,353,294     Yen 2,107,393     Yen 1,889,224
Estimated residual value...........           75,047            76,578            59,119            52,368            49,965
Initial direct costs...............           21,037            23,886            28,294            29,374            26,042
Unearned lease income..............         (268,869)         (262,376)         (254,685)         (236,293)         (220,278)
                                           ---------         ---------         ---------         ---------         ---------
      Total........................    Yen 1,913,836     Yen 2,067,616     Yen 2,186,022     Yen 1,952,842     Yen 1,744,953
                                           =========         =========         =========         =========         =========


   Information-related and Office Equipment

     Information-related and office equipment includes computers and related equipment, as well as communication-related equipment. Japanese companies have significantly increased investment in information systems, and outsourcing by Japanese firms has increased the importance of lease financing. This category represents a major portion of our direct financing lease portfolio, reflecting our strategy to focus on profitable small-ticket leasing. If securitized assets were included, this category would make up the largest single portion of our direct financing lease portfolio. We have also employed vendor programs in this sector to improve the efficiency of our origination activities, and we have systematized the contract process and automated credit evaluation. In the small-ticket lease sector we compete mainly with captive and non-captive credit companies rather than traditional leasing firms. We compete with these firms by maintaining a nationwide network of sales offices. We have been successful in penetrating the market. In particular we have developed a new customer base through our relationships with dealers and distributors. We also provide a range of complementary products and services.

   Industrial Equipment

     Our investment in industrial equipment has remained significant in recent years, despite a general sluggishness in domestic demand. This is largely due to asset growth in ORIX Commercial Alliance in the United States. Industrial equipment primarily consists of construction and heavy equipment, and pulp and paper milling equipment.

   Commercial Services Equipment

     Commercial services equipment includes gaming machines, cash registers, showcases and point-of-sales systems. Expansion in the Japanese leisure and retail industries has increased the importance of our commercial services equipment segment.

   Transportation Equipment

     Transportation equipment within the direct financing lease portfolio consists almost entirely of automobile fleet leasing to corporate clients. ORIX Auto Leasing is our main company handling domestic operations. We also have automobile leasing companies in several Asian countries. This segment has become important in the direct financing lease portfolio as the demand for auto leasing services has increased both in Japan and in our overseas markets. Domestic demand for automobile leasing services has increased due to the general trends towards outsourcing and greater acceptance of fleet leasing by corporate customers. In addition, there is an increasing trend for Japanese companies not to own their own vehicle fleets, particularly when dealer negotiation, maintenance and the payment of taxes, insurance and other costs can be handled by one vendor, such as us.

     We maintain a nationwide service network of approximately 8,000 agents and repair shops with which we have entered into arrangements to provide services for our leased automobiles. To further upgrade automobile maintenance capabilities, we supply ORIX-brand low-cost, high-quality automobile replacement parts to cooperating auto repair facilities. In addition, in a joint arrangement with three oil refining and distribution companies in 1998 we began to issue an Auto Management Service Card that can be used anywhere in the country to allow customers to monitor fuel costs on a centralized basis and obtain other data services. Moreover, to deal with legal, labor-related, accident, and other types of risks, we provide comprehensive risk management services and assist customers, from a variety of perspectives, in effectively managing and controlling costs related to automobile usage.

     We are coordinating marketing activities of our various business lines and subsidiaries to promote automobile leasing. In recent periods we have increased the scope of our corporate fleet leasing operations. As of March 31, 2000, we had a total of 261,000 vehicles under lease. Based on fiscal 1999 data, we had a market share of approximately 12% of the domestic automobile leasing industry, which we believe made us the largest independent automobile lessor in Japan. We believe that our value-added services relating to vehicle maintenance and post-accident procedures enable us to provide quick and efficient comprehensive maintenance services. In order to diversify our access to secondary markets, and increase the returns on the eventual sale of vehicles from our fleet on which leases have expired, we have established five specialist automobile auction sites in Japan. These sites handle the sale of approximately 28,000 vehicles each year.

   Other Equipment

     Other equipment that we lease to Japanese clients includes a wide range of medical and function-specific machinery.

   Quality of Our Assets

     The following table provides information about our past due receivables and provisions for direct financing leases. Average balances are calculated on the basis of fiscal quarter-end balances.

                                                                        As of or for the year ended March 31,
                                                          -----------------------------------------------------------------
                                                             1998             1999             2000                2000
                                                          ----------       ----------       ----------         ------------
                                                                                                               (Millions of
                                                           (Millions of yen, except percentage data)             dollars)
                                                          --------------------------------------------         ------------
90+ days past due direct financing leases........         Yen 36,688       Yen 54,051       Yen 53,743           $ 506,293
90+ days past due direct financing leases as a
percentage of the balance of investment in direct
 financing leases................................                1.7%             2.8%             3.1%                 --
Provisions as a percentage of average balance of
 investment in direct financing leases...........                0.3%             0.8%             1.1%                 --
Allowance for direct financing leases                     Yen 10,510       Yen 23,867       Yen 35,783           $ 337,099
Allowance for direct financing leases as a
 percentage of the balance of 90+ days past due
 direct financing leases.........................               28.6%            44.2%            66.6%                 --
Allowance for direct financing leases as a
percentage of the balance of investment in direct
 financing leases................................               0.48%            1.22%            2.05%                 --


     The 90+ days past due ratio and provision as a percentage of average balance of investment in direct financing leases increased in fiscal year 2000, due to the securitization of some direct financing lease assets, which resulted in a lower balance of investment in direct financing leases. The balance of allowance for direct financing leases as a percentage of the balance of 90+ days past due direct financing leases in fiscal 2000 increased from fiscal 1999. In fiscal 2000, while our 90+ days past due direct financing leases decreased, we increased allowance for direct financing leases due to depressed domestic economic conditions.

     We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases was adequate as of March 31, 2000, because:

     o lease receivables are generally diversified and the amount of the realized loss on each contract is likely to be relatively small;

     o all the lease contracts are collateralized by the underlying leased equipment and we can expect to recover at least a portion of the then outstanding lease receivables by selling the underlying equipment; and

     o the allowance for doubtful receivables on direct financing leases as a percentage of the balance of 90+ days past due direct financing leases was 66.6% as of March 31, 2000.

     The ratio of charge-offs as a percentage of the balance of the investment in direct financing leases averaged 0.35% for fiscal 1998 through fiscal 2000. We recognize that, due to our charge-off policy, historical ratios of charge-offs as a percentage of the balance of our investment in direct financing leases may be lower than if we had taken charge-offs on a more timely basis. Accordingly, in evaluating whether the ratio of allowance for doubtful receivables as a percentage of the balance of our investment in direct financing leases is adequate, we do not give as much weight to historical charge-off ratios as we do to the other factors discussed above.

   Operating Leases

     Operating leases constitute another one of our principal business activities. The table below provides a geographical breakdown of our operating lease assets as of March 31, 2000.

                                                          As of March 31, 2000
                                     -------------------------------------------------------------
                                                                                     Percentage of
                                                                                     total revenue
                                                                                    from operating
                                     Millions of yen      Millions of dollars           leases
                                     ---------------      -------------------       --------------
Operating leases in:
   Japan........................       Yen 274,513               $ 2,586                69.0%
   Overseas.....................           123,063                 1,159                31.0%
                                           -------               -------               -----
Total...........................       Yen 397,576               $ 3,745               100.0%
                                           =======               =======               =====

     As of March 31, 2000, our total operating lease assets represented 8.3% of our total operating assets.

     The table below provides a geographical breakdown of revenues from our operating leases for the year ended March 31, 2000.

                                     Year ended March 31, 2000
                        -------------------------------------------------
                                                            Percentage of
                                                            total revenue
                                           Millions of     from operating
                        Millions of yen      dollars           leases
                        ---------------    -----------     --------------
Operating leases in:
 Japan..............       Yen 71,050         $ 669             70.7%
 Overseas...........           29,453           278             29.3%
                              -------         -----            -----
Total...............      Yen 100,503         $ 947            100.0%
                              =======         =====            =====

     In fiscal 2000, our revenues from operating leases represented 16.3% of our total revenues.

     Operating leases differ from direct financing leases in that they are generally cancellable by the lessee. The lessor does not substantially recoup the initial cost of the item through lease payments during the initial lease term. Therefore, the lessor usually leases out the same item sequentially to more than one customer during its useful life. In the Japanese marketplace, operating leases are often referred to as rentals. The lessor in an operating lease bears the inventory risk. This means that the lessor must always maintain strong links to secondary markets for the purchase and sale of used equipment. The principal participants in these informal, unregulated markets are brokers and dealers who specialize in the purchase and sale of used equipment.

     Our operating lease operations cover most types of equipment. These are broadly classified into three principal market segments: transportation equipment, measuring equipment and personal computers, and real estate (dormitories) and other.

     The following table provides the balance of operating lease assets by segment.

                                                                               As of March 31,
                                                  ---------------------------------------------------------------------------
                                                     1996            1997            1998            1999            2000
                                                  -----------     -----------     -----------     -----------     -----------
                                                                              (Millions of yen)
Transportation equipment.....................     Yen 169,425     Yen 205,277     Yen 195,392     Yen 181,886     Yen 159,548
Measuring equipment and personal computers...          46,166          53,740          59,989          58,552          58,431
Real estate and other........................         197,828         206,720         179,685         170,718         179,597
                                                      -------         -------         -------         -------         -------
      Total..................................     Yen 413,419     Yen 465,737     Yen 435,066     Yen 411,156     Yen 397,576
                                                      =======         =======         =======         =======         =======

      The balance of our total investment in operating leases decreased by 3.3%, or Yen13,580 million, from March 31, 1999 to March 31, 2000.

     Transportation Equipment

     Transportation equipment that we lease out under operating leases is mainly aircraft, automobiles and oceangoing vessels. Our fleet of aircraft currently stands at 23 owned and 22 managed aircraft. These are leased principally to European and North American carriers. We own 22 Airbus 320s and one Boeing 737. We have limited our investment to these types of aircraft due to their relative liquidity in the leasing market. Our aircraft lease operations are managed by ORIX Aviation Systems. The weighted average useful life of our transportation equipment is 12 years.

     Our two principal markets for automobile operating leases are Japan and Australia, although we also maintain automobile operating lease operations in several Asian countries.

     The sale of an aircraft reduced the balance of transportation equipment assets.

     Measuring Equipment and Personal Computers

     We have developed a strong position in the domestic measuring equipment and personal computer rental sector. We believe we are the industry leader in the domestic market for measuring equipment. Our customers include major domestic and overseas electronics companies. We rent measuring equipment and personal computers primarily through a specialist subsidiary, ORIX Rentec. We believe that our inventory of more than 350,000 pieces of measuring and diagnostic equipment is the largest of its kind in Japan.

     Our measuring and diagnostic equipment is used mainly in manufacturing facilities and research and development centers. This includes:

     o equipment for testing emissions from cellular phones and personal handyphones;

     o    equipment for testing noise emissions;

     o equipment for testing compliance of electrical circuitry with prescribed standards;

     o laboratory and field use meteorological and environmental testing equipment (pollution monitoring equipment); and

     o equipment for monitoring, testing and evaluating the electromagnetic performance of printed circuit boards and the efficiency of microprocessors.

     ORIX Rentec maintains a website for the auction of used personal computers and measuring equipment. This reduces the risk of accumulating obsolete equipment and increases returns from the final sale of equipment. The weighted average useful life for our measuring equipment and personal computers is three years.

     Real Estate and Other

     We maintain a portfolio of over 60 rental dormitories, which we rent to major domestic corporations for use by their staff. We also own for rental and operate office buildings, approximately 2,500 apartment units, and a number of other real estate properties, located mainly in or near Tokyo and Osaka. The weighted average useful life for our real estate and other is 40 years.

   Installment Loans and Investment Securities

     In fiscal 2000, our revenues from interest on loans and investment securities were Yen97,390 million ($917 million), representing 15.8% of our total revenues. As of March 31, 2000, the balance of installment loans was Yen1,791,439 million ($16,876 million) and the balance of investment in securities was Yen758,381 million ($7,144 million).

     Installment Loans

     The table below provides a geographical breakdown of installment loans as of March 31, 2000.

                                                                  As of March 31, 2000
                                             ---------------------------------------------------------------
                                                                                             Percentage of
                                                                                           total installment
                                             Millions of yen      Millions of dollars            loans
                                             ---------------      -------------------      -----------------
Investment in installment loans
 Domestic...............................      Yen 1,453,685             $ 13,694                    81%
 Foreign................................            337,754                3,182                    19%
                                                  ---------             --------                   ---
Total...................................      Yen 1,791,439             $ 16,876                   100%
                                                  =========             ========                   ===

     For a breakdown of investment securities by business segments, see "Item
9. Management's Discussion and Analysis of Financial Condition and Results of Operations--General--Presentation of Income from Investments".

     The following table shows the balance of installment loans by domicile and type of borrowers.

                                                                               As of March 31,
                                              ---------------------------------------------------------------------------------
                                                  1996             1997             1998             1999             2000
                                              -------------    -------------    -------------    -------------    -------------
                                                                              (Millions of yen)
Domestic Consumer
 Housing loans............................    Yen   462,906    Yen   435,388    Yen   426,559    Yen   411,215    Yen   396,748
 Card loans...............................           59,473           78,438           98,187          118,347          121,272
 Other....................................           87,233           67,902           55,811           43,663           56,461
                                                  ---------        ---------        ---------        ---------        ---------
 Subtotal.................................          609,612          581,728          580,557          573,225          574,481
Domestic Commercial
 Real estate related companies............          186,115          193,578          213,911          188,085          203,537
 Commercial and industrial companies......          532,870          558,232          607,952          614,988          657,355
                                                  ---------        ---------        ---------        ---------        ---------
 Subtotal.................................          718,985          751,810          821,863          803,073          860,892
                                                  ---------        ---------        ---------        ---------        ---------
                                                  1,328,597        1,333,538        1,402,420        1,376,298        1,435,373
Foreign commercial, industrial and other
 borrowers................................          283,665          351,053          377,761          368,661          337,754
Direct loan origination costs, net........           16,654           16,106           14,644           16,928           18,312
                                                  ---------        ---------        ---------        ---------        ---------
Total.....................................    Yen 1,628,916    Yen 1,700,697    Yen 1,794,825    Yen 1,761,887    Yen 1,791,439
                                                  =========        =========        =========        =========        =========


     As of March 31, 2000, we had no concentration of loans to borrowers in a single industry, other than loans to real estate related companies. At March 31, 2000, we had loans outstanding of Yen 232,999 million ($2,195 million) to real estate related companies and construction companies. Of that amount, a valuation allowance was required for loans with an outstanding balance of Yen 35,188 million ($331 million). The remaining outstanding balance represents performing loans or the portion of loans secured by collateral.

     As of March 31, 2000, approximately 81% of loans were to borrowers in Japan and approximately 9% were to borrowers in the United States.

     Loans to Domestic Consumer Borrowers

     We have three distinct categories of domestic consumer lending: housing loans, card loans and other lending. We select the type of borrower, undertake systematic credit and risk analysis, and tailor products to meet specific customer needs. Our lending experience in the real estate development sector has enabled us to form strong relationships with developers which provide us with attractive housing loan opportunities.

     Substantially all of our card loans and small-lot consumer loans are unsecured. Despite the relatively small size of these loans, we have emphasized the selection of borrower type, and have developed products that differentiate us from our competition. For example, we provide card loans that offer higher credit-quality individuals lower interest rates than those offered by consumer finance companies. We also undertake rigorous credit evaluation procedures.

     We distribute our housing loans principally through contacts with real estate developers and brokers while we distribute other consumer loan products through retail outlets and direct mail.

     In fiscal 2000, we transferred our housing loan business from ORIX's Real Estate Finance Headquarters to ORIX Trust and Banking in order to respond effectively to diverse demands for housing loans from owners-occupiers as well as investors.

     Loans to Domestic Commercial Borrowers

     Loans to domestic commercial borrowers include loans to real estate related companies, as well as general corporate lending. Historically, a substantial portion of our loans were to real estate related and construction companies. However, in recent years, we have made few new loans to real estate related companies. Reflecting changing industry trends, we receive financing proposals more for short-term bridge finance for homes and other real estate than for long-term project finance. We expect steady demand to continue for this type of lending in the short- to medium-term. Commercial lending covers the spectrum of Japanese corporate lending, including loans to the leisure industry, loans to consumer finance companies, and loans to the Japanese retail sector. Despite sluggish economic conditions in Japan, we have been able to achieve moderate growth in this segment by offering financing products that meet our customers' diverse needs.

     Loans to Foreign Borrowers

     Loans to foreign borrowers include our overseas ship finance operations and general corporate lending. These borrowers are primarily in the United States and Hong Kong. Substantially all of our overseas installment loans are to corporate customers, such as multinational shipping companies and North American real estate investors and developers, except for housing loans to individuals and consumer finance loans in Hong Kong.

     Quality of Our Assets

     We classify past due installment loans into two categories: installment loans considered impaired under the definitions contained in FASB Statement 114 and 90+ days past due loans excluding amounts attributable to treatment under FASB Statement 114. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations--Policies relating to Non-performing Assets and Charge-Offs" and note 1(f) of the notes to the consolidated financial statements.

     The following table provides information about our recorded investment in loans considered impaired under the definition contained in FASB Statement 114. The valuation allowance for each period is the required valuation allowance less the value of the collateral from impaired loans, calculated under FASB Statement 114.

                                                                              As of March 31,
                                                        -----------------------------------------------------------
                                                            1998            1999            2000            2000
                                                        -----------     -----------     -----------     -----------
                                                                    (Millions of yen)                    (Millions
                                                                                                         of dollars)
Impaired loans.....................................     Yen 182,976     Yen 130,226     Yen 125,921        $1,186
Impaired loans requiring a valuation allowance.....         153,529         114,525          83,408           786
Valuation allowance                                         104,921          62,109          51,791           488


     The allowance for impaired loans accounted for under FASB Statement 114 relates mainly to non-performing assets resulting from the collapse of the Japanese real estate market in and following 1992. Following the adoption of FASB Statement 114 in fiscal 1996, we increased the allowance for the category, principally as a result of a decline in the value of real estate collateral supporting these loans, despite the absence of significant change in the level of total outstanding value of these loans. In fiscal 2000, a charge-off of impaired loans amounting to Yen16,328 million ($154 million) resulted in a decrease in the outstanding balances of impaired loans as of March 31, 2000 compared to March 31, 1999.

     The following table provides the outstanding balances of impaired loans by region and type of borrowers. Domestic consumer loans in the "Others" category primarily consist of loans secured by stock and golf club memberships.

                                                                                As of March 31,
                                                                -----------------------------------------------
                                                                     1998             1999             2000
                                                                -------------    -------------    -------------
                                                                               (Millions of yen)
Domestic Consumers
 Housing loans..............................................    Yen        --    Yen        --    Yen        --
 Card loans.................................................               --               --               --
 Others.....................................................            3,462              740              646
                                                                      -------          -------          -------
   Subtotal.................................................            3,462              740              646
Domestic Commercial
 Real estate related companies..............................          113,703           64,536           49,432
 Commercial and industrial companies........................           62,756           57,135           64,131
                                                                      -------          -------          -------
   Subtotal.................................................          176,459          121,671          113,563
Foreign, commercial, industrial and other borrowers.........            3,055            7,815           11,712
                                                                      -------          -------          -------
Total.......................................................    Yen   182,976    Yen   130,226    Yen   125,921
                                                                      =======          =======          =======


     The following table provides information as to past due loans and allowance for installment loans, excluding amounts attributable to treatment under FASB Statement 114. Average balances are calculated on the basis of fiscal quarter-end balances.

                                                                                   As of March 31,
                                                          ---------------------------------------------------------
                                                              1998           1999           2000            2000
                                                          -----------     ----------      ----------    -----------
                                                                                                         (Millions
                                                           (Millions of yen, except percentage data)     of dollars)
90+days past due loans excluding FASB Statement 114
loans...................................................  Yen 101,527     Yen 98,100      Yen 91,513         $ 862
90+ days past due loans not attributable to treatment
 under FASB Statement 114 as a percentage of the
 balance of installment loans excluding FASB
 Statement 114 loans....................................         6.3%            6.0%            5.4%           --
Provisions as a percentage of average balance of
 installment loans......................................         1.6%            1.7%            1.1%           --
Allowance for possible loan losses not attributable to
 treatment under FASB Statement 114.....................  Yen  30,310     Yen 46,630      Yen 49,365         $ 465
Allowance for loans not attributable to treatment under
 FASB Statement 114 as a percentage of the balance
 of 90+ days past due loans not attributable to
 treatment under FASB Statement 114.....................        29.9%           47.5%           53.9%           --
Allowance for loans not attributable to treatment under
 FASB Statement 114 as a percentage of the balance
 of installment loans excluding FASB statement 114
 loans..................................................        1.88%           2.86%           2.96%           --



     The following table shows the balance of 90+ days past due loans not attributable to treatment under FASB Statement 114 by domicile and type of borrowers.

                                                    As of March 31,
                                         -------------------------------------
                                             1998         1999         2000
                                         -----------  -----------  -----------
                                                   (Millions of yen)
Domestic consumer
      Housing loans...................   Yen  70,313  Yen  71,157  Yen  67,066
      Card loans and other............        20,574       20,021       16,825
Domestic commercial
      Real estate related companies...         2,319           --          191
   Commercial and industrial companies         3,275          675        2,103
Foreign...............................         5,046        6,247        5,328
                                             -------       ------       ------
Total.................................   Yen 101,527  Yen  98,100  Yen  91,513
                                             =======       ======       ======

     The majority of these past-due loans were domestic housing loans to consumers secured by collateral (mostly first mortgages) where we received partial payments or restructured repayment schedules. A significant majority of these housing loans are to consumers who purchased condominiums for investment purposes. We make provisions against losses in this portfolio by way of general reserves for installment loans included in allowance for doubtful receivables. We make allowance for domestic housing loans after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that may affect the default rate. These conditions include corporate and personal bankruptcies and increased unemployment rates.

     We determine the allowance for card loans on the basis of past loss experience, general economic conditions and the current portfolio composition. In fiscal 1998, we increased the allowance for loans as a result of concerns over general economic conditions in Japan. In fiscal 1999 and 2000, we kept the allowance for these loans at the fiscal 1998 level. In addition, we determine the amounts of necessary charge-offs and these amounts are added to provision against losses.

     We believe that the level of the allowance as of March 31, 2000 was adequate because

     o we expect a higher collection rate for 90+ days past due loans (excluding FASB Statement 114 loans) than that of installment loans considered impaired under the definition contained in FASB Statement 114, primarily because most 90+ days past due loans are domestic housing loans, which are generally made to individuals and generally secured by first mortgages, and

     o the allowance for possible loan losses not attributable to treatment under FASB Statement 114 as a percentage of the balance of 90+ days past due loans not attributable to treatment under FASB Statement 114 was 53.9% as of March 31, 2000.

     The ratio of charge-offs as a percentage of the balance of installment loans averaged 0.79% for fiscal 1998 through fiscal 2000. We recognize that, due to our charge-off policies, historical ratios of charge-offs as a percentage of the balance of our investment in installment loans may be lower than if we had taken charge-offs on a more timely basis. Accordingly, in evaluating whether the ratio of allowance for possible loan losses as a percentage of the balance installment loans is adequate, we do not give as much weight to historical charge-off ratios as we do to the other factors discussed above.

     Investment Securities

     We maintain a sizable investment in various securities. The largest segment of this portfolio is the investment of the reserves in our life insurance operations. This is approximately 55.0% of our total investment in securities. These reserves are generally invested in corporate debt. For a breakdown of investment securities by business segments, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations-General-Presentation of Income from Investments". Overseas, we also have substantial holdings in corporate debt in the United States as well as emerging markets in Latin America, Eastern Europe and Southeast Asia. The following table shows our investment in securities by category of investment.

                                                                        As of March 31,
                                   ---------------------------------------------------------------------------------
                                             1998                           1999                          2000
                                   -----------------------        -----------------------       --------------------
                                                                       (Millions of yen)
Trading securities..............   Yen      46         0.0%       Yen     414         0.1%      Yen     390      0.1%
Available-for-sale securities...       451,074        90.2            507,510        88.1           689,638     90.9
Held-to-maturity securities.....         3,127         0.6             16,542         2.8            11,404      1.5
Other securities................        46,202         9.2             51,740         9.0            56,949      7.5
                                       -------       -----            -------       -----           -------      ---
     Total......................   Yen 500,449       100.0%       Yen 576,206       100.0%      Yen 758,381      100%
                                       =======       =====            =======       =====           =======      ===

     Corporate debt securities consist of general obligation and fixed interest rate instruments. Our portfolio included investments by ORIX USA in high yield debt securities with a balance of Yen45,752 million ($431 million) as of March 31, 2000. In June 1998 we reduced the balance of investments in high yield debt securities by Yen50,611 million by means of a securitization in which ORIX USA sold notes collateralized by a portion of its high yield securities portfolio. ORIX USA retained a subordinated interest in this portfolio. Trading securities include securities held in the trading portfolio of ORIX Securities.

     The following table provides the fair value of available-for-sale and held-to-maturity securities in each major security type.

                                                                                  As of March 31,
                                                            ------------------------------------------------------------
                                                                1998            1999            2000            2000
                                                            -----------     -----------     -----------     ------------
                                                                        (Millions of yen)                   (Millions of
                                                                                                              dollars)

Available-for-sale securities:
 Japanese and foreign government bond securities.......     Yen   5,779     Yen  20,601     Yen  12,895        $   122
 Japanese prefectural and foreign municipal bond
   securities..........................................          20,039          20,468          33,021            311
 Corporate debt securities.............................         336,164         398,753         482,417          4,545
 Mortgage-backed and other asset-backed securities.....          24,321           6,795          54,475            513
 Funds in trust........................................           4,270           6,128           2,479             23
 Equity securities.....................................          60,501          54,765         104,351            983
                                                                  -----          ------         -------        -------
                                                            Yen 451,074     Yen 507,510     Yen 689,638        $ 6,497
                                                                =======          ======         =======        =======
Held-to-maturity securities:
      Corporate debt securities........................     Yen   3,098     Yen  16,515     Yen  11,404        $   107
                                                                -------          ------         -------        -------
                                                            Yen   3,098     Yen  16,515     Yen  11,404            107
                                                                =======          ======         =======        =======

     At March 31, 2000, marketable equity securities amounted to approximately 13.8% of ORIX's total investment in securities. We make these equity investments mainly to strengthen business relationships with customers.

   Life Insurance

     Our life insurance business includes insurance underwriting and agency sales. Our life insurance underwriting business is conducted by our subsidiary ORIX Life Insurance. Our life insurance agency sales business is conducted by ORIX. Revenues from life insurance premiums and related investment income for fiscal 2000 were Yen205,829 million ($1,939 million), or 33.4% of our total revenues.

     ORIX Life Insurance

     ORIX Life Insurance is a full-line life insurance underwriter, with total value of insurance contracts in force at March 31, 2000 amounting to Yen2,699 billion ($25.4 billion). ORIX Life Insurance traditionally distributed its products through agents, including ORIX as well as independent agents. In September 1997 ORIX Life Insurance initiated ORIX Direct.

     ORIX Direct is Japan's first range of whole life, endowment, and term life insurance products offered through direct channels. Since this insurance is sold via newspaper advertisements, the Internet, and other direct channels, administration expenses such as agent fees and marketing office expenses are lower than for agency-based businesses. As a consequence, we are able to offer this insurance at a lower cost than competitors. Also, by setting an upper limit Yen30 million on insurable amounts and Yen15 million on single payment endowment insurance, we have been able to simplify analysis and approval procedures. ORIX Direct is part of our overall initiative to increase our presence in the retail financial services sector.

     The following table shows a breakdown of the balance of investments by ORIX Life Insurance as of March 31, 2000.

                                              As of March 31, 2000
                                     ---------------------------------------
                                     Millions of yen     Millions of dollars
                                     ---------------     -------------------
Investment in securities
      Fixed income securities....      Yen 390,523             $ 3,679
      Marketable securities......           13,243                 125
      Other securities...........           13,379                 126
                                           -------             -------
Total investment in securities...      Yen 417,145             $ 3,930
Other investments................           20,909                 197
                                           -------             -------
Total............................      Yen 438,054             $ 4,127
                                           =======             =======



     Investments by ORIX Life Insurance other than securities consisted principally of real estate for rental and loans.

     Insurance Agency Sales

     We engage in life insurance agency sales through our network of approximately 1,900 registered sales agents. ORIX serves as sales agents for ORIX Life Insurance. ORIX Life Insurance also contracts with independent specialized insurance sales agents to market its products. ORIX Life Insurance's sales agents market through customer visits.

     In September 1999, we formed a joint venture with the American International Group (AIG) to operate in the Japanese nonlife insurance sector. The new company, ORIX Insurance Planning Corporation, is a domestic nonlife insurance agency that provides various types of nonlife insurance products such as fire and casualty insurance and other products including new types of liability insurance. ORIX Insurance Planning is developing new nonlife insurance products tailored to customers' requirements in cooperation with AIG and organizing distinctive marketing programs for those products.

   Other Operations

     Our other operations include the sale and structuring of commodities funds, securities brokerage, the sale of life and non-life insurance products offered by insurance companies other than ORIX Life Insurance, real estate development and management, and several other businesses. As of March 31, 2000, these operations had assets of Yen72,472 million ($683 million), representing 1.5% of our total operating assets. In fiscal 2000, we had revenues from other operations of Yen58,409 million ($550 million), representing 9.5% of our total revenues.

     Real Estate Development and Management

     In addition to our real estate lending operations, we are involved in a range of property development and property management services. We own, operate and provide management services, including tenant and rental income management, for a number of commercial and other properties in Japan, including a corporate training facility, three golf courses and hotels.

     We actively engage in real estate development. In particular, we have earned substantial profit from the planning and development of condominium buildings in Japan. In fiscal 2000, operating revenues from the condominium business was approximately 60.4% of the other operating revenues. In the United States, ORIX Real Estate Equities engages in real estate development, focusing on "build-to-suit" real estate development. This type of development enables it to secure the profitability of new projects through the prior arrangement of long-term leases and sales contracts.

     Our real estate development activities cover both the residential and commercial property markets in Japan. We completed the subdivision and sale of approximately 575 residential apartment units in fiscal 1999 and 1,004 units in fiscal 2000. We are also participating in a consortium, led by Japan's largest property developer, Mitsubishi Estate Co., Ltd., that will construct a large residential apartment complex in Tokyo. We are also involved in commercial real estate development. Currently, we are working on a multi-purpose development in Yokohama's Minato Mirai complex, which will have hotel, retail and commercial office space. We expect to complete the development by October, 2000. The expertise that we have accumulated in more than 15 years in the Japanese real estate market, coupled with our financing capabilities, allow us to create one-stop development packages.

     Since the adoption of the Law Concerning Securitization of Specified Assets by Special Purpose Companies in September 1998, we have actively engaged in the securitization of real estate assets. In this areas, we are drawing on our experience from U.S. operations and other expertise in handling leases, loans to corporations, and real estate business as we actively work to expand our securitization of real estate and other types of assets as well as develop our servicer operations.

     Commodities Trading and Management

     We have been involved in the commodities trading and management field since 1989 through our investment in Stockton Holdings which then was engaged principally in commodities trading in the United States. We have also taken a leading role in the promotion of commodities funds in Japan, where we are the largest distributor of commodity funds, accounting for approximately 28% of the cumulative Yen579 billion of commodities funds sold in Japan between fiscal 1989 and fiscal 2000. Taking advantage of deregulation in Japan which ultimately eliminated minimum investment requirements, we have expanded our marketing activities to individuals, while maintaining our corporate marketing operations at existing levels.

     Securities Brokerage

     ORIX Securities Corporation is engaged primarily in equity and other securities brokerage activities. We attach significant strategic importance to this company. As financial sector deregulation proceeds in Japan, we expect that there will be significant opportunities to offer products and services that capitalize on synergies with our other affiliated companies. ORIX Securities has seats on the Tokyo Stock Exchange and the Osaka Securities Exchange.

     Taking advantage of the deregulation of brokerage commissions in October 1999, ORIX Securities is offering discount brokerage services to individual investors. As part of this move to further develop its activities, ORIX Securities began to offer On-Line Trade, an equity trading service available via telephone and the Internet in May 1999.

     Venture Capital

     In 1983 we established ORIX Capital to provide venture capital and related consultancy services for companies that are potential candidates for initial public offerings in Japan. As of March 31, 2000, assets under ORIX Capital's management were approximately Yen10,300 million ($97 million), consisting entirely of equity securities.

     Personal Financial Services

     In 1997, we established our PFS Department to examine the potential for us to enter the Japanese personal financial services sector. This market sector has been highly regulated with little product differentiation, and, consequently, offered few opportunities for us. However, with the advent of financial deregulation in Japan, we expect that there will be many opportunities for us to enter the market, and capitalize on the brand recognition we have built to date. We provide financial consulting and financial products tailored to meet the needs of Japan's consumers.

     The PFS Department began to offer Life Insurance Diagnostic Services in July 1997. These services provide detailed advice to customers regarding the type of insurance most suited to their individual lifetime financial plans. In addition, based on the data gathered while providing these services, the PFS Department makes proposals for insurance products tailored to individual customers.

     The PFS Department has also begun to offer small-lot commodity fund investment products to individuals via direct channels. The minimum investment unit for these funds has been reduced to Yen500,000. In the past, the principal customers for commodity funds were corporations, but as a result of this reduction in the minimum investment unit, these funds have become accessible to individuals.

     General and Trust Banking

     ORIX Trust and Banking provides us with a general banking license and a trust business license. We have initiated the direct marketing of deposit products. As of July 31, 2000, the balance of these deposits was approximately Yen150 billion.

     Waste Management

     We established ORIX Eco Services Corporation in 1998 to help leasing service clients deal with their waste management problems. Its activities include organizing a network of waste disposal companies and introducing as well as acting as intermediary between our customers and these waste disposal companies.

     Other Financial Services

     We maintain a network of leasing affiliates throughout Japan that have been established in cooperation with leading regional banks and other financial institutions. These affiliates have consistently contributed to our net income of affiliates.

     Other Operations

     We own the ORIX BlueWave, a professional baseball team we acquired in 1988, as part of an overall move to promote our corporate image.

     Management of Residual Assets

     Our personnel have extensive experience in managing equipment over its full life cycle. We have the expertise to provide or arrange for required maintenance and repairs, to obtain required regulatory permits and to repossess equipment or real estate from defaulting credits. Although the estimated residual value of equipment under direct financing leases is on average less than 3% of the total receivables, this figure is greater for operating leases which carry inherently higher obsolescence and resale risks.

     We have established relationships with service, repair and resale facilities throughout Japan, which reduce these risks. For example, ORIX Auto Leasing maintains alliances with approximately 8,000 servicing and repair facilities throughout Japan.

     ORIX Rentec maintains two fully automated facilities that offer repair, servicing and recalibration services on personal computers and measuring equipment, as well as its own internet auction site for used personal computers and measuring equipment. We also maintain a relationship with a major personal computer manufacturer for personal computer servicing. We also coordinate the disposal of items that are of no further commercial use.

     Environmental services provided by ORIX Eco Services include those which systematize the ultimate disposal of used leasing equipment.

International Operations

     Since the establishment of our first overseas subsidiary in Hong Kong in 1971, we have competed in selected international markets through our subsidiaries and investments in international joint ventures. Our approach to international expansion has been to focus first on direct financing leases. We either establish wholly owned operations or set up joint ventures with a strong local partner. In the cases of ORIX Commercial Alliance in the United States and ORIX Polska S.A. in Poland, we have expanded through acquisitions. In addition to direct financing leases, in our international operations in various jurisdictions we offer automobile maintenance leases, operating leases for measuring equipment, personal financial services and aircraft leases. In the United States, we have undertaken a diverse range of financial and real estate-related business including corporate finance as well as real estate financing and development operations.

     Our international operations are becoming an indispensable part of our operations, generating approximately 23.1% of our total revenues in fiscal 2000. Of these overseas revenues, approximately 52.3% is in the Americas, 34.9% in the Asia and Oceania region, and the remaining 12.8% in Europe. Approximately 22.9% of our total assets are overseas operating assets, excluding assets attributable to the corporate segment and assets which belong to affiliate operations. Approximately 56.6% of overseas assets relate to the Americas, 30.3% to Asia and Oceania, and the remaining 13.1% to Europe.

   The Americas

     After opening a representative office in 1974, we commenced formal operations in the United States in 1981 when we established a wholly-owned subsidiary, ORIX USA. Since then, we have expanded our activities in the United States significantly. ORIX USA, headquartered in New York and with offices in several major cities in the Unites States, offers a range of financial products and services, including corporate finance, real estate finance, equipment leasing, and investment and financing in the mortgage capital market. ORIX USA owns 100% of the equity of ORIX Commercial Alliance.

     ORIX Real Estate Equities is a real estate development and management company, which was acquired in 1987. ORIX Real Estate Equities is headquartered in Chicago with offices in several major cities in the Unites States, and properties in ten states in the U.S. and Toronto, Canada. The current operations of ORIX Real Estate Equities are focused on three main activities:

     o    build-to-suit development of retail, industrial and office projects;

     o the acquisition of office and industrial properties that offer value-enhancement opportunities; and

     o    asset and property management.

     These activities cover properties in our own portfolio as well as third party properties.

     ORIX Commercial Alliance, which we acquired in 1989, specializes in leasing heavy equipment. The largest segments of its leasing portfolio are trucking, construction and other heavy equipment. ORIX Commercial Alliance employs vendor programs that target dealers and distributors to promote sales and marketing. Headquartered in New Jersey, ORIX Commercial Alliance maintains several divisional operating centers in the United States and Canada and has focused on asset financing, targeting the middle market. In recent years, ORIX USA and ORIX Commercial Alliance continued to expand their nationwide asset finance marketing activities and made a substantial contribution to the overall performance of our group.

     In 1989 we became involved in the field of commodities trading and management, primarily through our investment in Stockton Holdings, a company that trades in futures and provide reinsurance. As of March 31, 2000 we owned 29.7% of the equity of Stockton Holdings, without taking into account outstanding options.

     ORIX increased its ownership of Banc One Mortgage Capital Markets, LLC., from 45% to 100% in July 1999 and subsequently changed the name of the company to ORIX Real Estate Capital Markets, LLC. (ORIX Real Estate Capital Markets). ORIX Real Estate Capital Markets combines origination, commercial mortgage-backed securities investment, and servicing functions into a single entity focused on commercial mortgage capital markets. ORIX Real Estate Capital Markets is a leading servicer of performing mortgage loans and the largest special servicer in the United States providing loan workout and liquidation expertise on securitized and privately held portfolios.

   Asia, Oceania and Middle East

     In 1971 we established our first overseas office in Hong Kong, and we had 32 major subsidiaries and affiliates at March 31, 2000. These companies do business in 16 countries in the Asia, Oceania and Middle East regions. During the more than 25 years that we have maintained a presence in Asia, ORIX Asia, based in Hong Kong, has been the base for our expansion and operations in the region. ORIX Asia provides a wide range of financial services. Singapore has been another center for our activity in the region. We now have five ORIX subsidiaries and affiliates in Singapore undertaking leasing, rental, ship financing, securities investment and venture capital operations.

     Although we provide a broad range of financial products and services throughout the Asia and Oceania region, our primary focus has been on the leasing operations. We introduced lease financing to, and are the leading lessor in, most of the countries in this region. In this region, as in other regions, we have employed two strategies in managing our operations. First, we have focused on local business demand rather than on expatriate business demand. This strategy has resulted in our Asia and Oceania portfolios being composed of a large volume of small transactions which has had the effect of dispersing risk. Second, we have sought to procure funds and transact business in the relevant local currency and thus minimize currency fluctuation risk.

     In this decade, our domestic subsidiaries have also started to expand into the region. For example, we have established specialized auto leasing operations in Singapore, Taiwan and Malaysia, and ORIX Rentec established personal computer and measuring equipment rental operations in Singapore in 1995 and in Malaysia in 1996.

     We have also expanded our activities into throughout Asia and Oceania including Middle East and North Africa through our overseas subsidiaries and affiliates such as ORIX Australia, ORIX New Zealand Limited, ORIX Leasing Pakistan Limited, ORIX Investment Bank Pakistan Limited and Infrastructure Leasing & Financial Services, Ltd in India.

   Europe

     We initiated our activities in Europe in 1974, when we established a liaison office in London. We conduct our current European operations principally through ORIX Europe, ORIX Corporate Finance Limited in London, ORIX Ireland, established in 1988 as a finance vehicle for ORIX's European operations, ORIX Aviation Systems in Dublin which has marketing, technical, legal and administrative teams to develop our international aircraft operating lease business, and ORIX Polska S.A., an equipment leasing company in Warsaw. Multinational transportation operators are the principal customers of our European operations.

     Established in 1982, ORIX Europe has grown to now provide leasing, general and corporate lending and other financial services throughout Europe. These include international ship financing, real estate financing and investment in and trading of international securities. ORIX Corporate Finance, a subsidiary of ORIX Europe, provides financial advisory services.

Regulation

     There is no specific regulatory regime in Japan which governs the conduct of our direct financing lease and operating lease businesses. Our installment loan business is regulated by two principal laws which also regulate the activities of credit card providers: the Acceptance of Contributions, Money and Interest Law and the Regulation of Moneylending Business Law.

     The Moneylending Business Law requires all companies engaged in the money lending business, whether they are installment finance companies, leasing companies, credit card companies or specialized consumer loan finance companies, to register with the relevant authorities. As registered moneylenders, our registered companies are regulated by the Financial Services Agency, established on July 1, 2000 by reorganizing the Financial Supervisory Agency and a part of the Ministry of Finance, which has the right to review registered moneylenders' operations and inspect their records to monitor compliance with the provisions of the Moneylending Business Law. The Financial Services Agency has the authority, and is obliged, to cancel a registration upon substantial noncompliance with law, failure to comply with some administrative orders and under other circumstances.

     The insurance industry in Japan is regulated by the Insurance Business Law. Insurance business may not be carried out without a license from the Financial Reconstruction Commission. There are two kinds of licenses related to insurance businesses: one for life insurance businesses and another for non-life insurance businesses. The same entity cannot obtain both of these licenses. In general, ORIX Life Insurance, as an insurance company, is prohibited from engaging in any other activity. Insurance solicitation which is conducted by ORIX is also governed by the Insurance Business Law. ORIX is registered as a sales agent with the Ministry of Finance, the government authority formerly in charge of supervising the insurance business at the time of ORIX's application for the registration.

     We operate our securities business through ORIX Securities. The Securities and Exchange Law and related laws and regulations apply to the securities industry in Japan. The Securities and Exchange Law regulates both the business activities of securities companies and the conduct of securities transactions. ORIX Securities is subject to these and other laws and regulations. Violation of these provisions could result in sanctions against ORIX Securities or its officers and employees.

     General banking and trust businesses, which are operated by our banking subsidiary, ORIX Trust and Banking, are also regulated. In general, the Banking Law governs the general banking business and the Trust Law and the Trust Business Law govern the trust business. These banking businesses may not be carried out without a license from the Financial Reconstruction Commission and are supervised by the Financial Services Agency.

     Outside of Japan, some of our businesses are also subject to regulation and supervision in the jurisdictions in which we operate.

Competition

     Our markets are highly competitive and are characterized by competitive factors that vary by product and geographic region. Our competitors include independent and captive leasing and finance companies and commercial banks. Some of our competitors have substantial market positions. Many of our competitors are large companies that have substantial capital and marketing resources, and some of these competitors are larger than us and may have access to capital at a lower cost than we do. Competition in Japan and a number of other geographical markets has increased in recent years because of deregulation and increased liquidity. The markets for most of our products are characterized by a large number of competitors. However, in some of our markets, such as automobile leasing and small-ticket leasing, competition is relatively more concentrated.

     Japan's leasing industry has a small number of independent leasing companies. Many leasing firms are affiliated with banks, trading houses, manufacturers and financial organizations. Furthermore, many of these specialize in specific products, product ranges, or geographical regions. We have established a nationwide network and distribute a full range of lease products. Similarly, our array of other financial products and services, and the seamless way in which they are presented, make us unique in the Japanese marketplace. This ability to provide comprehensive financial solutions through a single sales staff is one of our competitive advantages, and sets us apart from our domestic competitors. Credit tightening has led to a general reduction in aggressive marketing from most domestic competitors. We believe that this factor, coupled with our ability to access funds directly from the capital markets, will allow us to expand our domestic leasing operations as consolidation proceeds within the industry.

     Recently, a number of non-Japanese finance companies have established bases in Japan, or are in the process of increasing sales and marketing initiatives. Many of these companies compete with us in specific fields. However, in general we maintain the same competitive advantage that we enjoy over many domestic competitors in that we offer a range of products and services that offer customers more than a simple leasing product. Furthermore, our established network of sales offices and experience in the Japanese marketplace provides us with advantages over foreign leasing and asset finance firms entering the Japanese marketplace.

     In small-ticket leasing we compete more with credit companies than with traditional leasing firms. These companies, like us, have significant experience and expertise in handling a large volume of small-ticket transactions. We use our nationwide coverage and ability to offer a broad range of financial products and services to compete with these firms.

Risk Factors

   Our business may continue to be adversely affected by the recession in Japan

     Our business may continue to be adversely affected by the recession in Japan. The recession may affect our new business origination volume, the credit quality of our assets and margins on operating assets.

     The Japanese economy has shown slow growth or negative growth for most of the 1990s. Although from 1995 to early 1997 the economy recovered to some extent, since 1997 recessionary conditions have prevailed. Favorable economic statistics in some recent periods may reflect increased Government spending rather than recovery of economic fundamentals, and may not continue.

     As a result of adverse economic conditions in Japan, we may be unable to originate more leases and loans and our non-performing assets may increase. Our allowance for doubtful receivables on direct financing leases and possible loan losses may prove to be inadequate. Adverse economic conditions may prevent our customers from meeting their financial obligations. The value of collateral securing our loans and the value of equipment that we lease to customers may decline. Our ability to re-lease or remarket equipment on favorable terms may be limited by adverse economic conditions in Japan.

   Our credit losses on exposures to Japanese real estate related companies and construction companies may exceed our allowances for these loans

     At March 31, 2000, we had loans outstanding of Yen 232,999 million ($2,195 million) to real estate related companies and construction companies. Of that amount, we maintained an allowance for possible loan losses of Yen35,188 million ($331 million). Our allowance for doubtful receivables and possible loan losses may be inadequate to cover credit losses on our loans to real estate related companies and construction companies.

     Japanese real estate related companies and construction companies have been severely affected by the collapse of the bubble economy in Japan. Because of the large declines in real estate prices, these companies have suffered enormous losses on investments in real estate and loans secured by real estate. Some of these losses have been recognized in the financial statements of these companies and some have not. Companies in these sectors are suffering from other difficult business conditions resulting from the collapse of the bubble economy, including the lack of liquidity in the real estate market and a decrease in major development projects. Therefore, these companies may have difficulty paying amounts due on loans and leases. In addition, the value of real estate collateral securing our loans from real estate related companies and construction companies may further decline. This may prevent us from fully recovering our loans to those companies if they default on their obligations.

     Adverse developments affecting other Asian economies may continue to adversely affect our business

     The economies of Hong Kong, Indonesia, Malaysia, Korea and other Asian countries where we operate have experienced problems since the second half of 1997. Although economic conditions in some of these countries have improved, we may suffer losses on investments in these countries and poor operating results on our businesses in these countries if these countries experience

     o    declines in the value of the local currency,

     o    declines in the gross domestic product,

     o    declines in corporate earnings,

     o    political turmoil, or

     o    stock market volatility.

     These and other factors could result in

     o    lower demand for our services,

     o further deterioration of credit quality of our customers in Asian markets,

     o the need to give financial support to our Asian subsidiaries or affiliates, or

     o    further write-offs of Asian assets.

   Changes in interest rates and currency exchange rates could adversely affect our assets and our operating income

     We are subject to risks relating to market changes in interest rates and currency exchange rates.

     Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect our ability to originate new transactions, including finance receivables and operating leases, and our ability to grow. On the other hand, a decrease in interest rates could result in faster prepayments of loans. In addition, changes in market interest rates could affect the interest rates received on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This could increase our interest expense more than our revenues. An increase in market interest rates could make some of our floating-rate loan customers default on our loans to them.

     Not all of our assets and liabilities are matched by currency. As a consequence, rapid or significant changes in currency exchange rates could have an adverse impact on our assets and our operating income.

   We may suffer losses on our investment portfolio

     We hold large investments in debt and equity securities, mainly of Japanese corporations. At March 31, 2000, the book value of our investments in securities was Yen758,381 million ($7,144 million). We may suffer losses on these investments because of changes in market prices, defaults or other reasons.

     13.8% of our investment securities at March 31, 2000 were marketable equity securities, mainly common stock of Japanese listed companies. The market values of these equity securities are volatile and have declined substantially in recent years. Unrealized gains and losses on equity securities are generally recorded in shareholders' equity, net of income taxes and are not directly charged to income. However, declines in market value on available-for-sale securities are charged to income if we believe that these declines are other than temporary. We recorded Yen12,297 million ($116 million) in charges of this kind in fiscal 2000 and may have to record more charges of this kind in the future.

     We have substantial investments in debt securities, mainly long-term corporate bonds with fixed interest rates. Some of these investments are subordinated bonds of Japanese banks, which are in weak financial condition. We wrote-down those investments in Japanese banks to their fair value. Those write-downs are included in the Yen12,297 million in charges indicated above. We may realize losses on investments in debt securities as a result of credit losses. We may also realize losses on our investment portfolio if market interest rates increase from the current low levels.

   We may suffer losses if we are unable to remarket leased equipment returned to us

     We lease equipment in direct financing leases and operating leases. In both cases there is a risk that we will suffer losses at the end of the lease if we are unable to realize the residual value of the equipment that we estimated at the beginning of the lease. This risk is particularly significant in operating leases because the lease term is much shorter than the useful life of the equipment. If we are unable to sell or re-lease the equipment at the end of the lease, we may not recover our investment in the equipment and we may suffer losses. Our estimates of the residual value of equipment are based on the current market value of used equipment and estimates of when and how much equipment will become obsolete. If equipment values and product market trends differ from our expectations, our estimates may prove to be wrong.

   Our allowance for doubtful receivables on direct financing leases and possible loan losses may be insufficient

     We maintain an allowance for doubtful receivables on direct financing leases and possible loan losses. This allowance reflects our judgment of the loss potential, after considering factors such as:

     o    the nature and characteristics of obligors,

     o    economic conditions and trends,

     o    charge-off experience,

     o    delinquencies, and

     o    the value of underlying collateral and guarantees.

     We cannot assure you that our allowance for doubtful receivables on direct financing leases and possible loan losses will be adequate over time to cover credit losses in these portfolios. This allowance may turn out to be inadequate if unanticipated adverse changes in the Japanese economy or other economies in which we compete or discrete events adversely affect specific customers, industries or markets. If our allowance for doubtful receivables on direct financing leases and possible loan losses is insufficient to cover these changes or events, we could be adversely affected.

   Our access to liquidity and capital may be restricted by economic conditions in Japan

     Our primary sources of funds are cash flow from operations, borrowings from banks and other institutional lenders, and funding from capital markets, such as commercial paper, medium-term notes, straight bonds, asset-backed securitizations and other term debt securities. A downgrade in our credit ratings could result in an increase in our interest expense and could have an adverse impact on our ability to access the commercial paper market or the public and private debt markets, which could have an adverse effect on our financial position. Even if we are unable to access these markets on acceptable terms, we have access to other sources of liquidity, including bank borrowings, cash flow from our operations and sales of our assets. We cannot assure you, however, that these other sources will be adequate if our credit ratings are downgraded or other adverse conditions arise.

     We continue to rely significantly on short-term funding from Japanese commercial banks. Only a portion of this funding is provided under committed facilities. We also rely on funding sources such as capital markets, including commercial paper and corporate bonds. We are taking steps to reduce refinancing risks by diversifying our funding sources and increasing committed credit facilities from Japanese banks. Despite these efforts, the risk that we will be unable to roll over short-term funding remains.

     We may lose market share or suffer reduced interest margins if our competitors compete with us on pricing and other terms

     We compete primarily on the basis of pricing, terms and transaction structure. Other important competitive factors include industry experience, client service and relationships. From time to time, our competitors seek to compete aggressively on the basis of pricing and terms and we may lose market share if we are unwilling to match our competitors because we want to maintain our interest margins. Because some of our competitors are larger than us and have access to capital at a lower cost than us, they may be better able to maintain profitable interest margins while still reducing prices. To the extent that we match our competitors' pricing or terms, we may experience lower interest margins.

   We expect to be treated a passive foreign investment company

     We expect, for the purpose of U.S. federal income taxes, to be treated as a passive foreign investment company because of the composition of our assets and the nature of our income. If you are a U.S. person, because we are a passive foreign investment company you will be subject to special U.S. federal income tax rules that may have negative tax consequences and will require annual reporting.

   If you hold less than 100 shares, you will not have all the rights of shareholders with 100 or more shares

     100 shares constitute one "unit". A holder who owns less than 100 shares, or ADRs evidencing less than 200 ADSs, will own less than a whole unit. The Japanese Commercial Code restricts the rights of a shareholder who holds shares of less than a whole unit. In general, holders of shares constituting less than a unit do not have the right to vote, to bring derivative actions or to examine the books and records of the issuer. Transfers of shares constituting less than one unit are significantly limited. Under the unit share system, holders of shares constituting less than a unit have the right to require us to purchase their shares. However, holders of ADRs are unable to withdraw underlying shares representing less than one unit. Therefore, as a practical matter, they cannot require us to purchase these underlying shares. As a result, holders of ADRs with shares in lots of less than one unit may not have access to the Japanese markets through the withdrawal mechanism to sell their shares. The unit share system does not affect the transfer of ADSs, which may be transferred in lots of any size.

   Foreign Exchange Fluctuations May Affect the Value of the ADSs and
Dividends

     Market prices for the ADNs or ADSs may fall if the value of the yen declines against the U.S. dollar. In addition, the amount of principal, interest and other payments made to holders of ADNs or cash dividends and other cash payments made to holders of ADSs would be reduced if the value of the yen declines against the U.S. dollar.

Item 2.   Description of Property

     Our operations are generally conducted in leased office space in numerous cities throughout Japan and the other countries in which we operate. Our leased office space is suitable and adequate for our needs. We utilize, or plan to utilize in the foreseeable future, substantially all of our leased office space.

     We own office buildings, including one used as ORIX's principal executive offices, apartment buildings and recreational facilities for our employees with an aggregate value as of March 31, 2000 of approximately Yen74,770 million ($704 million).

Item 3.   Legal Proceedings

     We are a defendant in various lawsuits arising in the ordinary course of our business. A judgement was rendered on August 31, 2000 for a lawsuit in connection with the repayment of participation loans in which ORIX was a defendant and Sumisei Leasing Co., Ltd. was a plaintiff. The judgment issued by the Tokyo District Court requires ORIX to pay damages in the amount of Yen10.4 billion. ORIX has appealed to the Tokyo High Court. In our balance sheet as of March 31, 2000 we had accounted for Yen5.5 billion as liabilities at the time we made participation loans. Although it is not certain yet whether or not we will ultimately have to pay damages, we will account the balance of Yen4.9 billion as accrued expense in our interim financial statements for the period ending September 30, 2000.

     We aggressively manage our pending litigation and assess appropriate responses to our lawsuits in light of a number of factors, including potential impact of the actions on the conduct of our operations. In the opinion of our management, none of the pending matters is expected to have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that an adverse decision in one or more of these lawsuits will not have a material adverse effect.

Item 4.   Control of Registrant

     As of March 31, 2000, ORIX had an aggregate of 68,630,294 shares outstanding, each with a par value of Yen50 per share. As of March 31, 2000, no person was the beneficial owner of more than 10% of any class of ORIX's shares. As of March 31, 2000 the total aggregate amount of ORIX's voting shares owned by all Directors, Corporate Executive Officers and Corporate Auditors of ORIX was 90,997 shares or 0.1% of the total number of outstanding shares.

Item 5.   Nature of Trading Market

Tokyo Stock Exchange

     The primary market for the shares is the Tokyo Stock Exchange. The shares have been traded on the First Section of the Tokyo Stock Exchange since 1973 and are also listed on the First Sections of The Osaka Securities Exchange and The Nagoya Stock Exchange.

     The Tokyo Stock Exchange is the principal Japanese stock exchange. The most widely followed price index of stocks on the Tokyo Stock Exchange is the Nikkei Stock Average, an index of 225 selected stocks traded on the First Section of the Tokyo Stock Exchange.

     The following table shows the reported high and low sales prices and average daily trading volume of the shares on the Tokyo Stock Exchange, excluding off-floor transactions. The table also shows for the end of each period the Nikkei Stock Average and the Tokyo Stock Price Index (TOPIX). High and low sales price quotations from the Tokyo Stock Exchange have been translated in each case into dollars per ADS at the Federal Reserve Bank of New York's noon buying rate on the relevant date or the noon buying rate on the next business day if the relevant date is not a business day.

                                     Tokyo Stock Exchange

                                                   Translated       Average daily
                                                      into             trading
                           Price Per Share         US$ per ADS           volume        Nikkei Stock
                           ---------------       ---------------    (hundreds of        Average at
  Calendar period           High      Low         High      Low       shares)           period end     TOPIX
--------------------       ------   ------       ------   ------    -------------     -------------    -----

1997
 First quarter.....         5,890    4,560          24       20            1,640           18,003      1,373
 Second quarter....         8,820    5,490          39       22            2,184           20,605      1,554
 Third quarter.....         9,950    8,150          42       34            1,428           17,888      1,388
 Fourth quarter....         9,820    7,650          41       30            1,378           15,259      1,175
1998
 First quarter.....        10,200    8,130          39       33            1,802           16,527      1,252
 Second quarter....         9,600    8,400          37       31            1,391           15,830      1,230
 Third quarter.....        10,630    8,430          38       32            1,302           13,406      1,044
 Fourth quarter....         9,500    7,560          35       34              901           13,842      1,087
1999
 First quarter.....         9,080    7,200          38       33            1,593           15,837      1,267
 Second quarter....        11,860    8,250          49       34            1,333           17,530      1,416
 Third quarter.....        13,930   10,540          65       48            1,916           17,605      1,507
 Fourth quarter....        24,150   12,050         118       57            2,246           18,934      1,722
<
2000
 First quarter.....        24,100   16,030         117       76            2,301           20,337      1,706

     In May 2000, ORIX implemented the subdivision of each of common stock registered on its register of shareholders as of March 31, 2000 into 1.2 shares. The reported high price of the shares on the Tokyo Stock Exchange since the share subdivision is Yen15,480 and low price, Yen13,400.

New York Stock Exchange

     The ADSs and ADNs are listed on the New York Stock Exchange under the symbol "IX".

     Two ADSs represent one share. On March 31, 2000, approximately 1,096,600 ADSs were outstanding. This is equivalent to 548,300 shares, or approximately 0.8% of the total number of shares outstanding on that date. On that date, ADSs were held by 3 record holders, including 2 record holders in the United States holding 1,096,400 ADSs. The ADS/share ratio was not adjusted as a result of the share subdivision mentioned above.

     The following table provides the high and low sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange.

                              NYSE Price Per ADS


                                                             Average daily
          Calendar Period              High        Low       trading volume
------------------------------------- ------      -----      ----------------
                                        ($)        ($)       (number of ADSs)
1998
  Third quarter (from September 16)..  34.63      31.56            1,143
  Fourth quarter.....................  39.25      31.38            1,410

1999:
 First quarter.......................  39.00      30.00            1,032
 Second quarter......................  40.00      29.89            1,275
 Third quarter.......................  53.39      39.17            7,332
 Fourth quarter......................  95.31      47.50            3,236

2000:
 First quarter.......................  95.21      52.92            5,573

     On March 31, 2000, approximately 150 ADNs were outstanding. On that date, ADNs were held by 1 holder, including 1 record holders in the United States holding 150 ADNs.

Item 6. Exchange Controls and Other Limitations Affecting Security Holder

     The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances issued thereunder govern some matters relating to the acquisition and holding of shares by "non-residents of Japan" and "foreign investors".

     "Non-residents of Japan" are defined as individuals who are not residents of Japan and corporations whose principal offices are located outside Japan. Generally, branches and other offices located within Japan of non-resident corporations are regarded as residents of Japan, and branches and other offices of Japanese corporations located outside Japan are regarded an non-residents of Japan.

     "Foreign investors" are defined in the foreign exchange control laws as:

     o    individuals not resident in Japan,

     o corporations organized under the laws of foreign countries or whose principal offices are located outside Japan, and

     o corporations organized in Japan not less than 50% of the shares of which are held, directly or indirectly, by individuals or corporations falling within either of the two categories above or a majority of the directors or other officers (or directors or other officers having the power of representation) of which are non-resident individuals.

Acquisition of Shares

     In general, a non-resident of Japan can acquire shares of a Japanese company listed on a Japanese stock exchange or traded on an over-the-counter market in Japan ("listed shares") from a resident of Japan. A Japanese company must file a report of a transfer with the Minister of Finance within 20 days from and including the date of the transfer.

However, if a foreign investor intends to acquire listed shares and as a result of any acquisition the foreign investor would, directly or indirectly, hold 10% or more of the total outstanding shares of the relevant company, the foreign investor must file a report of the acquisition. The report must be filed with the Minister of Finance and any other competent Minister within 15 days from and including the date of the acquisition. In some limited circumstances a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Minister, which may modify or prohibit the proposed acquisition.

Dividends and Proceeds of Sale

     Under the Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of, shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad. The acquisition of shares by non-resident shareholders by way of stock split is not subject to any notification or reporting requirements.

Exercise or Transfer of Subscription Rights Granted to Shareholders

     An acquisition by a non-resident holder of shares upon exercise of subscription rights granted to shareholders is subject to the same conditions as are referred to under "--Acquisition of Shares" above. If certificates representing these subscription rights are made available by ORIX, a non-resident shareholder can acquire a certificate subject to the same conditions as are referred to under "--Acquisition of Shares" above. Non-resident (or any non-resident transferee of a certificate) may acquire shares upon exercise of the subscription rights represented by a certificate subject only to the restrictions referred to under the same heading.

Other Regulations

     The Securities and Exchange Law generally requires any person who has become a beneficial holder, including joint holders, of more than five percent of the total issued share capital of a company listed on any Japanese stock exchange or traded on the over-the-counter markets in Japan to file a report concerning its share holdings. This report must be filed with the Minister of Finance within five business days. A similar report must also be made (with some exceptions) if the percentage of this holding subsequently changes by one percent or more. Copies of any report must also be furnished to the issuer of these shares and to all Japanese stock exchanges on which the shares are listed or the Japan Securities Dealers Association in the case of over-the-counter shares. For this purpose, shares issuable on conversion of convertible securities or exercise of warrants are taken into account in determining both the number of shares held by a holder and the issuer's total issued share capital.

Dividend Policy and Dividends

     ORIX has paid cash dividends on the shares on an annual basis in each year since 1967. The Board of Directors recommends the annual dividends. The shareholders approve the annual dividend at the ordinary general meeting of shareholders customarily held in June of each year. Immediately following this approval at the meeting, dividends are paid to holders of record as of the preceding March 31.

     The following table shows the amount of dividends paid by ORIX in each of the fiscal years indicated, which amounts are translated into US dollars per ADS at the noon buying rate on each of the dates of the ordinary general meetings of shareholders. [Since the share division was implemented in May 2000 after the record date for annual dividends, the amount of dividends for the fiscal year ending March 31, 2000 was not adjusted to reflect the share division.]

                              Dividend         Translated into
Year ending                  per Share          dollar per ADS
-----------------------      ---------         ---------------
March 31, 1996.........      Yen 15.00                $0.07
March 31, 1997.........          15.00                 0.06
March 31, 1998.........          15.00                 0.06
March 31, 1999.........          15.00                 0.07
March 31, 2000.........          15.00                 0.07

     We currently intend to continue to pay annual cash dividends on the shares. In the future, however, we may decide not to pay dividends for any of the following reasons:

     o    in response to a decline in our earnings or financial condition;

     o    to permit us to increase our assets;

     o    to maintain our debt-to-equity ratios at a desired level; or

     o if any of our lenders with the right to review our dividend plan and approve our payment of dividends objects to a planned dividend.

     Dividends paid to U.S. holders of shares or ADSs are generally reduced by a Japanese withholding tax at the maximum rate of 15%.

Item 7.   Taxation

     The following is a summary of the principal Japanese tax consequences to an owner of Notes, ADNs, Shares or ADSs who is an individual not resident in Japan or a non-Japanese corporation (a "Non-resident holder"). The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to:

     o the overall tax consequences of owning the Notes, ADNs, Shares or ADSs described herein, including specifically the tax consequences under Japanese law,

     o    the laws of the jurisdiction in which they are resident, and

     o    any tax treaty between Japan and their country of residence.

Notes

     Payment of interest on the notes outside Japan by our paying agents to some beneficial owners will not be subject to Japanese withholding tax. The two groups of beneficial owners that are exempt from the withholding tax are:

     o an individual who is not a resident of Japan or corporation that is not a Japanese corporation for Japanese tax purposes. These individuals and corporations are referred to as "non-resident holders".

     o a Japanese financial institution designated in Article 6, Paragraph 8 of the Special Taxation Measures Law of Japan (Law No. 26 of 1957) and in the related cabinet order. Each of these financial institutions is referred to as a "DFI".

     Each non-resident holder and DFI must comply with procedures for establishing its status in accordance with the requirements of Japanese law.

     Interest on the Notes will continue to be exempt from Japanese withholding tax until March 31, 2002. You should be aware that the exemption for non-resident holders and DFI's may be affected if Japan adopts new rules that apply to interest on outstanding securities and does not provide for grandfathering. If that happens,

     o non-resident holders and DFIs generally would be entitled to receive additional amounts, and

     o    we would be entitled to redeem the debt securities.

     Under current Japanese practice, we and our paying agents may determine our withholding obligations in respect of notes held through a qualified clearing organization in reliance on certifications we receive from the qualified clearing organization. In these cases, we do not need to obtain certifications from the ultimate beneficial owners of the notes. As part of the procedures under which these certifications are given, a beneficial owner may be required to establish that it is a non-resident holder or DFI to the person or entity through which is holds the notes. If a non-resident holder or DFI does not hold its notes through a qualified clearing organization, the non-resident holder or DFI, as the case may be, will be required to deliver to our paying agents a claim for exemption from Japanese withholding tax and documentation concerning its identity and residence in order to receive interest payments on the notes free of Japanese withholding tax.

We and our paying agents may adopt modified or supplemental certification procedures to the extent necessary to comply with changes in Japanese law or administrative practice.

     Holders of Notes other than non-resident holders or DFIs will be subject to Japanese income tax:

     o    on the full amount of interest to be received, or

     o in the case of a public entity, financial institution, securities company or other corporation designated in Article 3-3, Paragraph 6 of the Special Taxation Measures Law that receives interest through a receiving agent in Japan in accordance with Paragraph 6, on the full amount of interest to be received less the amount of interest corresponding to the period during which it holds the notes as provided in the related cabinet order.

     There are generally no Japanese taxes payable on conversion of Notes which may be payable if we pay holders cash for shares that we are prohibited from delivering to them.

     If holders sell our Notes or ADNs outside of Japan, the proceeds will generally not be subject to Japanese income or corporation taxes.

     If holders acquire our Notes or ADNs as a legatee, heir or donee, holders may be subject to Japanese inheritance and gift taxes at progressive rates.

     We will pay the Japanese stamp duty tax imposed upon the issuance of shares of common stock registered in the name of the custodian and the delivery of the shares to the custodian's agent.

Shares

     Generally, we will be required to withhold amounts from dividends we pay to non-resident holders. Non-resident holders will not generally be required to pay Japanese income tax if our stock splits. However, if we transfer retained earnings or legal reserve to stated capital non-resident holders will be treated as having received a dividend for Japanese tax purposes and will, in general, be required to pay Japanese income tax. This is true whether or not we make the transfer in connection with a stock split or otherwise. In general, non-resident holders will not be treated as having been paid a dividend in connection with additional paid-in capital. We would not be required to transfer retained earnings or legal reserve to stated capital in connection with a stock split if the total par value of shares in issue after the stock split does not exceed the stated capital.

     We will be required to withhold 20% from dividends we pay non-resident holders unless a relevant tax treaty, convention or agreement provides for a lower rate of withholding. Japan has entered into income tax treaties, conventions or agreements with a number of countries that reduce the general 20% withholding tax rate to 15%. These countries include, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.

     If non-resident holders are entitled to a reduced rate of Japanese withholding tax on payment of dividends by us, they must submit the "Application Form for Income Tax Convention regarding Relief from Japanese Income Tax on Dividends" to the relevant Japanese tax authority through us. A standing proxy for non-resident holders may provide this application service for you. A reduced rate is applicable to ADSs if Citibank, N.A., as depositary, or its agent submits two Application Forms for Income Tax Convention. One form must be submitted before payment of dividends, and the other form must be submitted within eight months after our fiscal year-end. Citibank, N.A. has indicated to us that it shall undertake reasonable efforts to file the applicable forms to obtain a reduced rate of Japanese withholding taxes. If non-resident holders hold ADSs and want to claim a reduced rate, they will be required to file proof of taxpayer status, residence and beneficial ownership, as applicable. Non-resident holders will also be required to provide any other information or documents required by the depositary.

     Non-resident holders will not generally be required to pay Japanese income or corporation tax on any gains they derive from selling our shares or ADSs. If non-resident holders acquired our shares or ADSs as a distributee, legatee or donee they may have to pay Japanese inheritance or gift taxes at progressive rates.

     We have paid or will pay any stamp, registration or similar tax imposed by Japan in connection with the issue of the shares, other than any tax payable in connection with the transfer or sale of the shares by non-resident holders.

Item 8.   Selected Financial Data

     The following selected consolidated financial information has been derived from the consolidated financial statements of ORIX as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements of ORIX, including the notes thereto, included in this Annual Report, which have been audited by Arthur Andersen, independent accountants.

                                                                              Year ended March 31,
                                       ---------------------------------------------------------------------------------------------
                                           1996            1997            1998            1999            2000           2000
                                       -----------     -----------     -----------     -----------     -----------   ---------------
                                                                                                                       (Millions of
                                                                                                                      dollars except
                                                          (Millions of yen except per share data)                    per share data)
Income statement data:
Total revenues......................   Yen 382,603     Yen 428,294     Yen 507,143     Yen 593,941     Yen 616,513        $ 5,808
Interest expense....................       138,394         130,743         142,177         140,846         115,038          1,084
Selling, general and administrative
 expenses..........................         61,569          70,902          79,671          82,395          90,961            857
Provision for doubtful receivables
 and possible loan losses...........        46,536          49,727          49,434          51,845          45,573            429
Operating income....................        28,374          26,562          31,041          31,042          52,886            498
Equity in net income (loss) of and
 gain (loss) on sales of affiliates.         6,653          10,327           7,371          (3,727)           (838)            (8)
Income before income taxes..........        35,027          36,889          38,412          27,315          52,048            490
Net income..........................        18,003          19,044          23,731          25,621          30,642            289
Basic earnings per share............        231.28          244.64          305.33          330.43          385.27           3.63
Diluted earnings per share..........        231.28          244.64          305.33          330.43          377.02           3.55
Cash dividends per share............         15.00           15.00           15.00           15.00           15.00           0.14


                                                                         As of March 31,
                                      ---------------------------------------------------------------------------------------------
                                           1996            1997            1998            1999            2000            2000
                                      -------------   -------------   -------------   -------------   -------------    ------------
                                                                                                                       (Millions of
                                                                    (Millions of yen)                                    dollars)
Balance sheet data:
Investment in direct financing
leases(1)......................       Yen 1,913,836   Yen 2,067,616   Yen 2,186,022   Yen 1,952,842   Yen 1,744,953      $  16,439
Installment loans(1)...........           1,628,916       1,700,697       1,794,825       1,761,887       1,791,439         16,876
                 --                       ---------       ---------       ---------       ---------       ---------       --------
                                          3,542,752       3,768,313       3,980,847       3,714,729       3,536,392         33,315
Investment in operating leases.             413,419         465,737         435,066         411,156         397,576          3,745
Investment in securities.......             345,935         434,488         500,449         576,206         758,381          7,144
Other operating assets.........              55,161          58,193          65,838          73,345          72,472            683
                 --                       ---------       ---------       ---------       ---------       ---------       --------
Operating assets(2)............           4,357,267       4,726,731       4,982,200       4,775,436       4,764,821         44,887
Allowance for doubtful
  receivables on direct
  financing leases and
  possible loan losses.........             (81,886)       (117,567)       (145,741)       (132,606)       (136,939)        (1,290)
Other assets...................             476,375         480,811         737,850         704,806         713,660          6,724
                 --                       ---------       ---------       ---------       ---------       ---------       --------
Total assets...................           4,751,756       5,089,975       5,574,309       5,347,636       5,341,542         50,321
                                          =========       =========       =========       =========       =========         ======
Short-term debt................           2,281,511       2,513,421       2,576,483       2,184,983       1,912,761         18,019
Long-term debt.................           1,705,298       1,703,913       2,044,570       2,036,028       1,942,784         18,302
Shareholders' equity...........             276,251         308,584         313,821         327,843         425,671          4,010

                                                    1996          1997          1998          1999          2000
                                                   ------        ------        ------        ------        ------
Selected data and ratios:(3)
Shareholders' equity ratio....................      5.81%         6.06%         5.63%         6.13%         7.97%
Return on assets..............................      0.39%         0.39%         0.45%         0.47%         0.57%
Return on equity..............................      7.00%         6.51%         7.63%         7.99%         8.13%
Allowance/investment in direct financing
      leases and installment loans............       2.3%          3.1%          3.7%          3.6%          3.9%

--------------

(1) The sum of assets considered 90 or more days past due and total impaired assets measured pursuant to FASB Statement 114 amounted to Yen321,191 million as of March 31, 1998, Yen282,377 million as of March 31, 1999 and Yen271,177 million ($2,555 million) as of March 31, 2000. These sums included investment in direct financing leases considered 90 or more days past due of Yen36,688 million as of March 31, 1998, Yen54,051 million as of March 31, 1999 and Yen53,743 million ($506 million) as of March 31, 2000, installment loans (excluding amounts attributable to treatment under FASB Statement 114) considered 90 or more days past due of Yen101,527 million as of March 31, 1998, Yen98,100 million as of March 31, 1999 and Yen91,513 million ($862 million) as of March 31, 2000, and installment loans considered impaired under the definition contained in FASB Statement 114 of Yen182,976 million as of March 31, 1998, Yen130,226 million as of March 31, 1999 and Yen125,921 million ($1,186 million) as of March 31, 2000. See "Item 1. Description of Business--Profile of Businesses--Direct Financing Leases" and "--Installment Loans and Investment Securities".

(2) Operating assets are defined as all assets subject to regular, active sales and marketing activities, including the assets shown on the balance sheet as investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets. Operating assets are calculated before allowance for doubtful receivables on direct financing leases and possible loan losses.

(3) Shareholders' equity ratio is the ratio as of the period end of shareholders' equity to total assets. Return on assets is the ratio of net income for the period to average total assets during the period. Return on equity is the ratio of net income for the period to average shareholders' equity during the period. Allowance/investment in direct financing leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on direct financing leases and possible loan losses to the sum of investment in direct financing leases and installment loans.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

     The following discussion and analysis provides information that management believes to be relevant to understanding ORIX's consolidated financial condition and results of operations. This discussion should be read in conjunction with the Consolidated Financial Statements of ORIX, including the notes thereto, included in this Annual Report.

Overview

     We are engaged principally in financial service businesses. These include leasing and commercial and consumer finance businesses in Japan and in overseas markets. We earn our revenues mainly from direct financing leases, operating leases and life insurance premiums, as well as interest on loans and investment securities. Our expenses include mainly interest expense; depreciation on operating leases; life insurance costs; selling, general and administrative expenses; and provision for doubtful receivables on direct financing leases and possible loan losses. We require funds mainly to purchase equipment for lease, extend loans and invest in securities.

     We earn most of our revenues from our operations in Japan. Revenues from overseas operations have also contributed significantly to our operating results in recent periods. Overseas operations generated 23.1% of our total revenues in fiscal 2000.

   Presentation of Income from Investments

     We present income from investments in separate lines of our consolidated statements of income, depending upon the type of security and whether the security is held in connection with our life insurance operations. The balances of our investments in securities are shown by type of security and operation as of the end of each of the last three fiscal years in the tables below.

                                              As of March 31, 1998
                                 ----------------------------------------------
                                 Life insurance   Other operations     Total
                                 --------------   ----------------  -----------
                                                  (Millions of yen)
Fixed income securities......      Yen 150,687       Yen 238,743    Yen 389,430
Marketable equity securities.           16,804            43,697         60,501
Other securities.............           26,001            24,517         50,518
                                       -------           -------        -------
     Total...................      Yen 193,492       Yen 306,957    Yen 500,449
                                       =======           =======        =======

                                              As of March 31, 1999
                                 ----------------------------------------------
                                 Life insurance   Other operations     Total
                                 --------------   ----------------  -----------
                                                  (Millions of yen)
Fixed income securities......      Yen 284,281       Yen 178,878    Yen 463,159
Marketable equity securities.            8,783            45,982         54,765
Other securities.............           38,101            20,181         58,282
                                       -------           -------        -------
Total........................      Yen 331,165       Yen 245,041    Yen 576,206
                                       =======           =======        =======

                                             As of March 31, 2000
                                 ----------------------------------------------
                                 Life insurance   Other operations     Total
                                 --------------   ----------------  -----------
                                                  (Millions of yen)
Fixed income securities......      Yen 390,523       Yen  203,689   Yen 594,212
Marketable equity securities.           13,243             91,108       104,351
Other securities.............           13,379             46,439        59,818
                                       -------           -------        -------
Total........................      Yen 417,145       Yen 341,236    Yen 758,381
                                       =======           =======        =======

     Interest we earn on fixed income securities and on interest-earning securities classified in other securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as interest on loans and investment securities. All other income and losses (other than foreign currency transaction gain or loss) we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and gains on investment securities. All income and losses (other than foreign currency transaction gain or loss) we recognize on securities held in connection with life insurance operations are reflected in our consolidated statements of income as life insurance premiums and related investment income.

   Policies relating to Non-performing Assets and Charge-Offs

     We review delinquencies or other transactions which are not in compliance with our internal policies as frequently as every two weeks in the case of domestic transactions. We classify accounts 90 days or more past due as non-performing and our management reviews these accounts. We stop accruing revenues on direct financing leases and installment loans when principal or interest is past due 180 days or more. We also stop accruing revenues when our management determines that it is doubtful that we can collect on direct financing leases and installment loans. The decision is based on factors such as the general economic environment, individual clients' creditworthiness and historical loss experience, delinquencies and accruals. After we have set aside provisions for a non-performing asset, we carefully monitor the quality of any underlying collateral, the status of management of the obligor and other important factors. When we determine that there is little likelihood of continued repayment by the borrower or lessee, we sell the leased equipment or loan collateral, and we record a charge-off for the portion of the lease or loan that remains outstanding.

     Our charge-off policy is greatly affected by the Japanese tax law, which limits the amount of tax deductible charge-offs. Japanese tax law allows companies to charge off doubtful receivables on a tax deductible basis only when specified conditions are met. Japanese tax law does not allow a partial charge-off against the total outstanding receivables to an obligor. Japanese regulations do not specify a maximum time period after which charge-offs must occur.

     It is common in the United States for companies to charge-off loans after they are past due for a specific arbitrary period, for example, six months or one year. However, we are required to keep our primary records in accordance with Japanese tax law. Japanese tax law does not allow Japanese companies to adopt a policy similar to that in the U.S. If we had prepared our accounting records as if each charge-off had occurred at an arbitrary date, the differences in our financial statements would be a reduction in gross receivables, an identical reduction in the allowance for doubtful receivables and a change in the timing of charge-offs. We believe that the most significant of these differences, when comparing us to other non-Japanese companies (particularly U.S. companies), may be the delay in when we record a charge-off. In a period of worsening economic conditions and increasing delinquencies, we may reflect a lower charge-off ratio than we would if we applied the charge-off policies used by some non-Japanese companies.

     FASB statement 121 requires that long-lived assets and certain identifiable intangibles held and used by ORIX and its subsidiaries be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We conduct this review for impairment by using undiscounted future cash flows expected to be generated by the assets. During fiscal 1998, 1999 and 2000, ORIX and certain subsidiaries wrote down certain real estate development projects included in "investment in operating leases" and "advances" in the consolidated balance sheets to their fair values. An impairment loss was recognized for each fiscal year in the amount by which the carrying amount of the assets exceeded fair value determined by external appraisals.

Risk Management

     Our business activities contain elements of risk. We consider the principal types of risk to be credit risk, asset/liability risk, and, to a lesser extent, operational and legal risk.

     We consider the management of risk essential to conducting our businesses and to maintaining profitability. Accordingly, our risk management systems and procedures are designed to identify and analyze our risks, to set appropriate policies and limits and to continually monitor these risks and limits by means of reliable administrative and information systems and other policies and programs.

   Credit Risk Management

     We have established an organizational structure specifically designed to allow the management of credit risk in each business segment. We employ a risk management system under which both the relevant marketing department and ORIX's independent Credit Department make thorough evaluations of customer-, industry-, and country-related risks. The Credit Department consists of approximately 80 specialized staff. In addition, some of our domestic subsidiaries, such as ORIX Auto Leasing and ORIX Credit, have their own independent credit departments. Another independent specialized Real Estate Appraisal Department, consisting of approximately 40 specialized staff, focuses on the appraisal of real estate collateral. Based on internal standards, we methodically evaluate individual financing proposals and determine whether or not they should be approved. Financing and leasing assets are evaluated for credit and collateral risk both during the credit granting process and periodically after the advancement of funds.

     We maintain a unified set of credit evaluation practices with regard to all of our operations. Our credit evaluation consists of three basic steps: (i) initial evaluation to determine whether we will enter into each individual transaction; (ii) monitoring of contracts for potential defaults or problems; and (iii) corrective action for the management of defaults and other problem transactions.

     Initial Evaluation--Domestic

     Staff members in our sales and marketing business units are authorized to approve credit within limits that correspond to the seniority of the staff member making the credit evaluation. If proposed transactions exceed these credit limits within the marketing departments, the transaction is referred to our Credit Department. In addition, a composite, on-line record of all transactions able to be approved within the sales and marketing business units is available to almost all ORIX employees, including the Credit Department. If the transaction exceeds the limits which the Credit Department is authorized to approve, the matter is referred to our Investment and Credit Committee for ultimate determination. The Investment and Credit Committee, which consists of at least five corporate executive officers, including the heads of the departments originating relevant transactions, meets twice or three times per month in order to review and approve large domestic and overseas transactions.

     In the initial evaluation process, the salesperson will first obtain financial statements and other relevant financial information from the customer covering at least the three years prior to the application. We do the evaluation of credit on a cumulative basis so that an existing customer seeking new credit will be re-evaluated if the new application, when coupled with existing, outstanding credit exceeds the limit granted by the last evaluation. The salesperson will then interview senior management from the customer seeking credit. If further investigation is necessary, we may retain independent credit agencies.

     The credit evaluation process is provided in a series of manuals that we have developed to ensure that the credit evaluation process is adhered to and executed in a methodical manner. These manuals provide management risk acceptance criteria for:

     o    acceptable maximum credit lines;

     o    selected target markets and products;

     o the creditworthiness of borrowers, including credit history, financial condition, adequacy of cash flow and quality of management; and

     o    type and value of underlying collateral and guarantees.

These manuals are reviewed by management and staff and amended or improved as required.

     Initial Evaluation--International

     We operated a number of subsidiaries and affiliates in 21 countries outside Japan as of March 31, 2000. All of these companies maintain systems and procedure manuals that are similar to those we maintain within Japan, with modifications incorporated to take into account local business practices and economic conditions and the varying natures of the transactions being undertaken. Some of these companies, particularly subsidiaries at which ORIX's secondees are stationed, use systems and procedure manuals that are substantially similar to those used by ORIX, while others, particularly affiliates, use their own credit evaluation procedures. Substantially all subsidiaries refer transactions exceeding fixed limits to the Credit Department, or to the Investment and Credit Committee, for ultimate determination. For some of these companies, we carry out periodic country and region evaluations to minimize exposure to potentially high risk markets.

     Monitoring

     We maintain monitoring systems that allow us to evaluate the creditworthiness of customers and identify potential problem transactions. In particular, management reviews the financial position of lessees and borrowers by monitoring the collection of receivables from these lessees and borrowers. Coupled with the initial evaluation systems, this kind of monitoring enables us to manage our exposure to particular industries, countries or regions and products within our portfolio. For each industry segment we carry out periodic, typically quarterly, industry sector evaluations to minimize exposure to potentially high risk market segments.

     We review delinquencies or other transactions which are not in compliance with our accepted practices as frequently as every two weeks in the case of domestic transactions. Our management reviews accounts that are three months or more overdue. We classify accounts six months overdue as non-accrual. However, some exceptions to these time limits apply when imposing more stringent requirements is necessary due to the nature of the transaction, such as transactions for big ticket aircraft, real property or ship leasing and financing transactions. Under current procedures, we are not aware of any potential problem accounts which are likely to impact future operations.

               Under internally established rules, the management of each overseas subsidiary and affiliate prepares reports on delinquent transactions on a monthly basis, which are forwarded to ORIX's International Credit Department. The International Credit Department then compiles these into a report that is sent to ORIX's management.

     Remedial Measures

     As part of the credit management process, we maintain systems that establish procedures for the handling of problem transactions, from consulting measures that help customers rehabilitate their activities, to repossession, legal adjudication, and obtaining further guarantees or collateral as required. Repossession is also integrated, to the extent that it may be, with our secondary market operations.

   Credit Evaluation by Industry Segment

     Direct Financing Leases and Operating Leases

     We carry out lease financing credit procedures in accordance with the credit evaluation process. However, in lease transactions, generally the only collateral is the leased item itself, and we generally assume that there is little or no residual value in the case of default. Therefore, we place particular emphasis on the creditworthiness of the customer and the soundness of all aspects of the customer's business to minimize any risk of default.

     Installment Loans

     In installment loan operations, managing credit risk and controlling loan charge-offs depend on the evaluation of each corporate borrower's creditworthiness and the underlying collateral.

     Except for a program for a new experimental range of low-limit personal card loans begun in 1998, all of our consumer lending is done only after interviewing the applicant and receiving all relevant financial data. In order to minimize default and other risks, we only target some borrower profiles, and we always obtain third party credit reports. Our domestic installment loans are mostly secured by real estate collateral, except for card loans which are mostly unsecured because the maximum amount of each loan transaction is relatively small. We use a collateral evaluation manual, issued by ORIX's Credit Department, to determine the value of each item of collateral and ascertain the appropriate loan amount for the relevant transaction by considering a loan to value ratio. The value of collateral is derived after considering factors such as the type of collateral and risk factors inherent in each type. In domestic residential home loans, we generally obtain a registered first mortgage, and use the specialized staff from the Real Estate Appraisal Department to assess collateral and other risks. If collateral is a traded security, the value of collateral is determined by referring to its current market value. Separate manuals set out lending principles for loan staff to use in making credit determinations.

     Most overseas loans are also secured by various forms of collateral. Our overseas subsidiaries which conduct installment loan operations have similar systems and procedures in place to evaluate and monitor the adequacy of collateral in support of a loan. For example, in the case of overseas commercial and home mortgage lending, our subsidiaries employ independent property valuation professionals to assess collateral and other risks.

     The assessed value of collateral is reviewed periodically, at least once a year, and we generally request the borrower to provide additional collateral where the value is no longer sufficient to support the loan.

     Other Operations

     In addition to Credit Department staff, the specialized Real Estate Appraisal Department has approximately 40 staff that are experienced in the valuation of real property collateral and development proposals.

     Separate manuals set out more stringent procedures for transactions where the size or nature of the transaction require greater care, such as transactions for ship leasing and financing, aircraft leasing, investment in securities and transactions involving complex financial products such as commodities funds. The evaluation of credit and collateral is handled by specially trained staff with experience in evaluating the property-, client-, country- and other related risks inherent in these transactions. Our staff promptly report delinquencies and other issues and take any necessary remedial action.

     Loan Loss Reserves and Credit Losses

     We maintain a consolidated reserve for credit losses on finance receivables at an amount which we believe is sufficient to provide adequate protection against potential credit losses in our portfolios. We determine the level of the allowance for doubtful receivables on direct financing leases and possible loan losses in the manner described in note 1(f) of notes to the consolidated financial statements.

     We review commercial and consumer finance receivables to determine the probability of loss. We take provisions after considering various factors. If an unrecovered balance remains due, we take a final charge-off from provisions at the time we decide collection efforts are no longer useful.

   Assets/Liability Management and Interest Rate Risks

     We annually prepare a performance target report on a consolidated basis. This report is based on the analysis of previous performance and information of each business segment. It projects the value of new business volumes, interest rate trends, and various other factors that may affect performance. The performance target report includes new financial asset marketing targets, a profit projection, balance sheet projections, and medium-term and fiscal-year-based funding plans. The report is reviewed and approved by the Board of Directors, which is responsible for decisions on the execution of operational measures. Twice a year, a semi-annual funding plan, which sets out a planned funding mix as well as required funding volumes and proposed sources, is prepared with the goal of matching floating-rate assets to floating-rate liabilities. The Board of Directors also reviews and approves these funding plans.

     After the approval of these plans, each division operates on a basis consistent with the performance target report. Asset-liability management has become an important element of managing the execution of these operations. Under our asset-liability management system, the relationship between actual performance and the performance target report is compared and analyzed, and asset-liability management charts, gap reports and cash-flow maps are prepared and used to analyze mismatches between existing assets and liabilities. These charts show the contractual maturity, interest rates, and balances of fixed-rate assets and liabilities and also project future trends in these balances. In addition, through profit-loss simulations and asset maturity ladder analysis, we try to ascertain the influence of future market movements on our performance and, based on interest rate forecasts, determine marketing divisions' internal costs and treasury departments' procurement policies. This allows us to maximize our spreads and return on assets and engage in efficient funding activities.

     In addition, from April 1, 1999, we began using a new asset-liability management system that enables prompt access to quantitative indicators of interest rate risks.

     Aiming to further increase the sophistication of our interest rate risk management, we are currently implementing a project that will, when completed, establish a system for rapidly obtaining a greater volume of quantitative data on interest rate risks.

     Changes in market interest rates or in the relationships between short-term and long-term market interest rates or between different interest rate indices (i.e., basis risk) can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities, which can result in an increase in interest expense relative to finance income.

     The Treasury Department manages interest rate risk by changing the proportions of fixed- and floating-rate debt and by utilizing primarily interest rate swaps and, to a lesser extent, other derivative instruments to modify the repricing characteristics of existing interest-bearing liabilities. For example, a fixed-rate, fixed-term loan transaction may initially be funded by short-term floating rate liabilities, resulting in interest rate risk; however, this may later be hedged by way of an interest rate swap, thus eliminating the risk initially created.

     Interest rate risks are managed as part of asset-liability management activities.

     We seek to limit the impact on profitability of interest rate trends that are contrary to our projections. For example, our typical financing lease contracts call for both principal and interest to be paid in equal lease payments over periods averaging only five years. Thus, even when these leases are financed with short-term funds, we do not require much time to change our asset-liability and interest rate structures through strategic changes in new funding operations, the use of derivatives, and other methods. In addition to the Board of Directors, our management organization includes a committee composed of the Chief Executive Officer and other top managers as well as departmental managers that is capable of rapid decision making with regard to interest rate risks.

     Most overseas subsidiaries also adhere to a basic policy of matching future cash flows due with assets and liabilities, periodically producing asset-liability management charts and working to minimize any mismatching.

   Life Insurance

     Our life insurance operations are subject to a number of risks and uncertainties that may be broadly categorized as follows:

     o insurance risk: the risk that a greater number of policy claims than anticipated will arise resulting in greater levels of expense and reduced earnings, or in some cases, losses;

     o portfolio management risk: the risk that the return on assets managed will substantially fall short of the rates of return guaranteed to policy holders and the risk that the actual value of assets that policy liability reserves have been invested in will fall, in each case leading to additional provisioning that would negatively impact our earnings; and

     o overall managerial risk: as with any business, the risk that strategies adopted with regard to new products, marketing or other initiatives will not accurately respond to market needs.

     In order to cope with these risks we have adopted the following policies:

     o we employ an in-house actuary to closely monitor micro- and macro-economic and social trends and adopt standards that reduce the chance of unforeseen numbers of policy claims;

     o while diversifying policy liability reserves in order to avoid a disproportionate exposure to one asset segment, we invest in stable instruments that tend not to be affected by short-term market movements, such as fixed-return corporate debt instruments; and

     o we monitor the returns we achieve on assets under management and lower guaranteed policy returns (if required) in order to eliminate the risk of a shortfall in return on assets under management.

   Operational and Legal Risks

     Like all large financial institutions, we are exposed to many types of operational risk, including the potential for loss caused by a breakdown in information, communication or transaction processing or by fraud by employees or outsiders or unauthorized transactions by employees. We attempt to mitigate operational risks by maintaining a system of internal controls designed to keep operational risk at appropriate levels. In so doing, we take into account our consolidated financial position, the characteristics of the businesses and markets in which we operate, competitive circumstances and regulatory considerations. We cannot assure you that we will not incur material losses from operational risks in the future.

     Legal risk arises from the uncertainty of enforceability, through legal or judicial process, of obligations of our customers and counterparties. It also arises from the possibility that changes in law or regulation could adversely affect our businesses. We seek to minimize legal risk through consultation with internal and external legal counsel.

     In order to enhance our compliance function, in June 1999, ORIX established the Legal Affairs Department by combining the compliance functions previously performed by the Credit Department and Office of Corporate Auditors. This new department is in charge of checking the legality of contracts and business activities of our operations and evaluating legal risk relating to new financial products. We are currently in the process of developing a compliance manual to guide our employees.

Results of Operations

   Year Ended March 31, 1999 Compared to Year Ended March 31, 2000

   Overview

     In fiscal 2000 net income improved despite a decrease in assets. As a result of primarily our securitization of lease assets mostly in Japan and the strength of the yen relative to the U.S. dollar operating assets decreased 0.2% from March 31, 1999, to Yen4,765 billion ($45 billion) at March 31, 2000. Investment in direct financing leases, operating leases and other operating assets all decreased, while installment loans and investment in securities increased. Despite a decline in revenues from direct financing leases and investment in securities, our total revenues grew 3.8% from fiscal 1999 to fiscal 2000, to Yen616,513 million ($5,088 million). The increase in revenues reflects principally strong growth in life insurance premiums and related investment income and income from our real estate development business and other operations included in other operating revenues as well as an increase in revenues from operating leases.

     Operating expenses increased slightly, as increases particularly in life insurance costs and other operating expenses were offset by reduction in some other categories. Interest expense decreased substantially in fiscal 2000, reflecting a reduction in the amount of our interest bearing liabilities and a reduction of borrowing rates as a result of expanding direct funding from the capital markets. Life insurance costs increased due primarily to the growth in policies in force. Provision for doubtful receivables and possible loan losses declined compared to fiscal 1999. Other operating expenses increased 21.5% from fiscal 1999 to fiscal 2000, as a result of construction expenses related to condominium sales. We recognized a write-down of securities in the amount of Yen12,297 million ($116 million) in fiscal 2000, reflecting our judgment that declines in prices for securities at the end of the period were other than temporary. Total expenses increased by 0.1%, to Yen563,627 million ($5,310 million), from fiscal 1999 to fiscal 2000. While income before income taxes increased 90.5%, to Yen52,048 million ($490 million), net income increased 19.6%, to Yen30,642 million ($289 million), reflecting a substantial increase in the provision for deferred income taxes. The provision was unusually low for deferred income taxes in fiscal 1999 due to a drop in the corporate income tax rate in Japan effected in that fiscal year.

     The tables below contain some financial data for fiscal 1999 and 2000, as well as the amounts and percentages of the changes from fiscal 1999 to fiscal 2000.

                                                         Income Statement Data

                                                                      Year ended March 31,                    Change
                                                                  ----------------------------      ------------------------
                                                                      1999             2000           Amount         Percent
                                                                  -----------      -----------      ----------       -------
                                                                                       (Millions of yen)
Total revenues...............................................     Yen 593,941      Yen 616,513      Yen 22,572          3.8
 Direct financing leases.....................................         143,170          130,798         (12,372)        (8.6)
 Operating leases............................................          92,407          100,503           8,096          8.8
 Interest on loans and investment securities.................         100,480           97,390          (3,090)        (3.1)
 Brokerage commissions and gains on investment
   securities................................................           7,381           19,700          12,319        166.9
 Life insurance premiums and related investment income.......         196,259          205,829           9,570          4.9
 Interest income on deposits.................................           6,695            3,884          (2,811)       (42.0)
 Other operating revenues....................................          47,549           58,409          10,860         22.8
Total expenses...............................................         562,899          563,627             728          0.1
                                                                      -------          -------          ------
Operating income.............................................          31,042           52,886          21,844         70.4
Equity in net income (loss) of and gain (loss) on sales of
 affiliates..................................................          (3,727)            (838)          2,889           --
                                                                      -------          -------          ------
Income before income taxes...................................          27,315           52,048          24,733         90.5
Net income..................................................           25,621           30,642           5,021         19.6

                                                        Balance Sheet Data

                                                                        Year ended March 31,                    Change
                                                                 -------------------------------    ------------------------
                                                                      1999             2000            Amount        Percent
                                                                 -------------     -------------    ------------     -------
                                                                                      (Millions of yen)
Investment in direct financing leases....................        Yen 1,952,842     Yen 1,744,953    Yen (207,889)     (10.6)
Investment in operating leases...........................              411,156           397,576         (13,580)      (3.3)
Installment loans........................................            1,761,887         1,791,439          29,552        1.7
Investment in securities.................................              576,206           758,381         182,175       31.6
Other operating assets...................................               73,345            72,472            (873)      (1.2)
                                                                     ---------         ---------         -------
Operating assets.........................................            4,775,436         4,764,821         (10,615)      (0.2)
Allowance for doubtful receivables on direct financing
 leases and possible loan losses.........................
                                                                      (132,606)         (136,939)         (4,333)      (3.3)
Other assets.............................................              704,806           713,660           8,854        1.3
                                                                     ---------         ---------         -------
Total assets.............................................        Yen 5,347,636     Yen 5,341,542    Yen   (6,094)      (0.1)
                                                                     =========         =========          ======


     The table below contains the volume of new transactions for fiscal 1999 and 2000, as well as the amounts and percentages of change in these data from fiscal 1999 to fiscal 2000. Figures for new equipment acquisitions for direct financing leases and operating leases are based on purchase costs of the equipment.

                                                        Volume of New Assets

                                                                   Year ended March 31,                    Change
                                                               ----------------------------      ------------------------
                                                                   1999             2000           Amount         Percent
                                                               -----------      -----------      -----------      -------
                                                                                  (Millions of yen)
Direct financing leases: New equipment acquisitions .....      Yen 913,221      Yen 905,898      Yen  (7,323)       (0.8)
Operating leases: New equipment acquisitions.............           92,272          101,020            8,748         9.5
Installment loans: New loans added.......................          706,758          807,477          100,719        14.3
Investment in securities: New securities added...........          302,035          333,249           31,214        10.3

     Total Revenues

     Our total revenues increased by 3.8%, or Yen 22,572 million, to Yen 616,513 million ($5,808 million) in fiscal 2000 compared to Yen593,941 million in fiscal 1999, reflecting principally an increase of Yen 12,319 million or 166.9%, in brokerage commissions and gains on investment securities, and an increase of Yen 10,860 million, or 22.8%, in other operating revenues.

     Direct Financing Leases

     Revenues from direct financing leases decreased by 8.6%, or Yen 12,372 million, from fiscal 1999 to Yen130,798 million ($1,232 million) in fiscal 2000.

     Revenues from direct financing leases decreased primarily due to the appreciation of yen, as well as a decline in the balance of investment in direct financing leases due to the securitization of leasing assets. The balance of such securitization of leasing assets as of March 31, 2000 was Yen353,944 million ($3,334 million). This securitization reduced interest income. The average interest rates on domestic direct financing leases, calculated on the basis of quarterly balances, increased to 5.79% in fiscal 2000 from 5.56% in fiscal 1999 primarily due to merger and acquisition activities and the acquisition of operating assets. The average interest rates on overseas direct financing leases, calculated on the basis of quarterly balances, decreased to 9.67% in fiscal 2000 from 9.94% in fiscal 1999, reflecting a decrease in the amount of high-yield assets. While the balance of information-related and office equipment at March 31, 2000 was lower than the balance at March 31, 1999, the decrease is primarily attributable to securitizations.

     Securitization of direct financing leases during fiscal 2000 affected revenues from direct financing leases both because we recognized gains from securitizations and because securitization decreased interest income from securitized assets. Revenues from direct financing leases in fiscal 2000 included Yen8,591 million ($ 81 million) of gains from securitization of direct financing leases.

     The table below shows the balances as of the dates indicated of investment in direct financing leases by category of equipment, together with the amounts and percentages of the changes between period-ends.

                     Investment in Direct Financing Leases


                                                     As of March 31,                    Change
                                             ------------------------------    ------------------------
                                                  1999             2000            Amount        Percent
                                             -------------    -------------    ------------     -------
                                                                    (Millions of yen)
Information-related and office equipment...  Yen   493,298    Yen    373,281   Yen  (120,017)     (24.3)
Industrial equipment.......................        444,261           394,581         (49,680)     (11.2)
Commercial services equipment..............        224,080           194,809         (29,271)     (13.1)
Transportation equipment...................        414,093           398,521         (15,572)      (3.8)
Other......................................        377,110           383,761           6,651        1.8
                                                 ---------         ---------        --------
 Total.....................................  Yen 1,952,842     Yen 1,744,953   Yen  (207,889)     (10.6)
                                                 =========         =========        ========


     Investment in direct financing leases decreased by 10.6% from March 31, 1999 to March 31, 2000. New investment in leased equipment in fiscal 2000 amounted to Yen 905,898 million ($8,534 million), a decrease of 0.8% from fiscal 1999. Although in fiscal 2000 we maintained a high level of origination of small-ticket leases for products like information-related and office equipment, investment in that category decreased by 24.3% due primarily to securitization. Investment in other category increased due to acquisitions of two domestic companies. The level of new lease contracts for industrial equipment remained strong, particularly in the United States. However, the depreciation of the local currency against the Japanese yen depressed the balance of investment expressed in yen.

     During fiscal 2000, we securitized Yen320,666 million ($3,021 million) principal balance of lease receivables, which were treated as off-balance sheet transactions. The balance of direct financing lease assets which were treated as off-balance sheet transactions amounted to Yen353,944 million ($3,334 million) as of March 31, 2000. The unpaid principal balance outstanding of securitized receivables is excluded from our consolidated balance sheets. See note 4 of the notes to the consolidated financial statements. In addition, we had long-term debt payables of Yen56,034 million ($528 million) under securitized lease receivables as of March 31, 2000.

     Operating Leases

     Revenues from operating leases increased by 8.8%, or Yen8,096 million to Yen100,503 million ($947 million) from fiscal 1999 to fiscal 2000, despite a decrease in the balance of operating leases. Increased business from companies in information technology-related industries contributed to growth in the rental of measuring, analysis, and information-related equipments. In addition, the acquisition of new businesses increased revenues from operating leases. Although the investment in measuring equipment and personal computer accounted based on their book value decreased from 1999 to fiscal 2000 as the table below indicates, such investment recorded at purchase cost increased. See note 5 of the notes to consolidated financial statements. Gains from the disposition of operating lease assets included in revenues from operating leases were Yen4,144 million ($39 million) in fiscal 2000, compared to Yen2,356 million in fiscal 1999.

     The table below shows the balances as of the dates indicated of our investment in operating leases by category of equipment under lease, together with the amounts and percentages of the changes between period-ends.

                                                     As of March 31,                    Change
                                             ------------------------------    ------------------------
                                                  1999             2000            Amount       Percent
                                             -------------    -------------    ------------     -------
                                                                          (Millions of yen)
Transportation equipment....................   Yen 181,886     Yen 159,548      Yen (22,338)     (12.3)
Measuring equipment and personal computers..        58,552          58,431             (121)      (0.2)
Real estate and other.......................       170,718         179,597            8,879        5.2
                                                   -------         -------          -------
 Total......................................   Yen 411,156     Yen 397,576      Yen (13,580)      (3.3)
                                                   =======         =======          =======

     The balance of our total investment in operating leases decreased by 3.3%, or Yen13,580 million, from March 31, 1999 to March 31, 2000. The sale of an aircraft reduced the balance of transportation equipment assets, bringing the total fleet size to 23.

     Interest on Loans and Investment Securities

     Interest we earn on installment loans and interest-earning securities held in connection with operations other than life insurance is reflected in our consolidated statements of income as interest on loans and investment securities. Revenues from interest on loans and investment securities decreased by 3.1%, or Yen3,090 million, from fiscal 1999 to fiscal 2000, reflecting a decline in domestic interest rates and a decrease in yen-denominated revenues from overseas operations due to higher average value of yen during the year. These decreases were partially offset by an increase in the balance of installment loans in Japan. The average interest rate earned on domestic loans, calculated on the basis of quarterly balances, decreased to 3.97% in fiscal 2000 from 4.00% in fiscal 1999, primarily due to a decline in market interest rates offset by improved spreads. The average interest rate earned on domestic investment securities, calculated on the basis of quarterly balances, decreased to 2.86% in fiscal 2000 from 3.13% in fiscal 1999, primarily due to a decline in market rates. The average interest rate earned on overseas loans, calculated on the basis of quarterly balances, decreased to 9.35% in fiscal 2000 from 9.44% in fiscal 1999, primarily due to the maturity of high-yielding loans. The average interest rate earned on overseas investment securities, calculated on the basis of quarterly balances, increased to 8.84% in fiscal 2000 from 8.61% in fiscal 1999, primarily reflecting the investments in commercial mortgage securities by ORIX Real Estate Capital Markets, which was accounted for by the equity method for the previous fiscal year.

     The table below shows the balances as of the dates indicated of our installment loans to domestic and foreign borrowers, categorized in the case of domestic borrowers by type of consumer or commercial loan, together with the amounts and percentages of the changes between period-ends. A small portion of these installment loans is held in connection with our life insurance operations, and income from these loans is reflected in our consolidated statements of income as life insurance premiums and related investment income.

                                                Installment Loans

                                                     As of March 31,                    Change
                                             ------------------------------    ------------------------
                                                  1999             2000            Amount       Percent
                                             -------------    -------------    ------------     -------
                                                                     (Millions of yen)
Domestic Consumer
 Housing loans...............................Yen   411,215    Yen   396,748      Yen (14,467)     (3.5)
 Card loans..................................      118,347          121,272            2,925       2.5

                                                     As of March 31,                    Change
                                             ------------------------------    ------------------------
                                                  1999             2000            Amount       Percent
                                             -------------    -------------    ------------     -------
                                                                     (Millions of yen)
 Other.......................................       43,663           56,461           12,798      29.3
                                                 ---------        ---------          -------
   Subtotal..................................      573,225          574,481            1,256       0.2
Domestic Commercial
 Real estate related companies...............      188,085          203,537           15,452       8.2
 Commercial and industrial companies.........      614,988          657,355           42,367       6.9
                                                 ---------        ---------          -------
   Subtotal..................................      803,073          860,892           57,819       7.2
                                                 ---------        ---------          -------
Foreign commercial, industrial and other
  borrowers..................................      368,661          337,754          (30,907)     (8.4)
Direct loan origination costs, net...........       16,928           18,312            1,384       8.2
                                                 ---------        ---------          -------
   Total.....................................Yen 1,761,887    Yen 1,791,439      Yen  29,552       1.7
                                                 =========        =========          =======

     The total balance of installment loans increased by 1.7%, to Yen1,791,439 million ($16,876 million), from March 31, 1999 to March 31, 2000. Despite a rise in the balance of card loans and loans for margin stock trading included in other domestic consumer loans, the balance of our domestic loans to individuals slightly increased as the balance of housing loans decreased. Primarily reflecting factors such as the reluctance of Japanese banks to extend new loans, we increased new domestic loans to corporate customers. As a result, the net balance of our loans to corporate customers in Japan increased. The strengthening of the yen at the end of the fiscal year contributed to a 8.4% decrease in the balance of overseas installment loan assets.

     The balance of our investments in securities other than in connection with our life insurance operations increased from Yen245,041 million at March 31, 1999 to Yen341,236 million ($3,215 million) at March 31, 2000. Fixed income securities increased by Yen24,811 million, principally as a result of consolidation of ORIX Real Estate Capital Market's assets.

     Brokerage Commissions and Gains on Investment Securities

     All non-interest income and losses (other than foreign currency transaction gain or loss) which we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and gains on investment securities. Brokerage commissions and gains on investment securities increased by Yen12,319 million, or 166.9%, from fiscal 1999 to fiscal 2000. ORIX Securities Corporation generates all of the brokerage commissions accounted for in this segment. Brokerage commissions increased in fiscal 2000 due principally to the strength of Japanese stock market. Revenues from gains on investment securities increased in fiscal 2000 due to income on the sale of securities in Japan and overseas.

     At March 31, 2000, gross unrealized gains of available-for-sale securities, including those held in connection with our life insurance operations, were Yen88,934 million ($838 million). Gross unrealized gains of equity securities increased by Yen51,624 million from fiscal 1999 to fiscal 2000 due to a rapid rise in prices of equity securities of information-technology companies in Japan. However, since March 31, 2000, such unrealized gains have significantly declined, due principally to a recent drop in prices of equity securities of Japanese information-technology companies.

     At March 31, 2000, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were Yen11,744 million ($111 million).

     Life Insurance Premiums and Related Investment Income

     Reflecting the low level of domestic interest rate, life insurance premiums and related investment income slightly increased by Yen9,570 million, or 4.9%, in fiscal 2000 to Yen205,829 million ($1,939 million). Life insurance premiums increased due primarily to continued growth in sales of our directly marketed insurance products, "ORIX Direct", which include single-premium endowment insurance. Single-premium endowment insurance requires up-front payment of premiums, which are included in income when received. Related investment income increased primarily because of the growth of the life insurance investment portfolio, with new investment consisting principally of Japanese corporate bonds.

     Interest Income on Deposits

     Interest income on deposits not included in other categories of revenues includes principally interest on bank deposits. Interest income on deposits in fiscal 2000 decreased by Yen2,811 million, or 42.0%, from fiscal 1999, principally as a result of a lower average balance of bank deposits.

     Other Operating Revenues

     Other operating revenues are generated from various businesses, such as the development and sales of residential apartments, sales of commodities funds and servicing of receivables. Other operating revenues increased by Yen10,860 million, or 22.8%, from fiscal 1999 to fiscal 2000, principally as a result of a large increase in revenues from sales of residential apartments and the securitization of real estate loans in the United States.

     Total Expenses

     Total expenses increased by 0.1%, to Yen563,627 million ($5,310 million), from fiscal 1999 to fiscal 2000. Interest expense decreased in fiscal 2000, reflecting the reduction in the amount of our short-term and long-term debts. Life insurance costs increased 3.7% due to the growth in policies in force. Life insurance costs consist of accrual of policy liabilities and operating expenses. We made a smaller provision for doubtful receivables and possible loan losses compared to fiscal 1999 because the deterioration in collateral values in fiscal 2000 was significantly less than in fiscal 1999. Other operating expenses increased 21.5% from fiscal 1999 to fiscal 2000, reflecting an increase in condominium sales. We recognized a write-down of securities in the amount of Yen12,297 million ($116 million) in fiscal 2000.

     Interest Expense

     Interest expense was Yen115,038 million ($1,084 million) in fiscal 2000, a decrease of 18.3% from fiscal 1999. The decrease in interest expense principally reflects a decline in the balance of debt, reflecting a decrease of the balance of operating assets through such measures as securitization of lease assets. Another principal factor behind is our proactive policy to diversify our funding operations and reduce funding costs through the increased use of direct funding methods, such as the issuance of shares, bonds, commercial paper, and medium-term notes. This increased the ratio of our funding directly from capital markets from 48.9% at March 31, 1999 to 56.8% at March 31, 2000. See "-Funding and Liquidity-Diversification of Funding Sources." While notes issued under medium-term notes program increased by Yen 75,642 million from Yen252,579 million at March 31, 1999 to Yen 328,221 million ($3,092 million) at March 31, 2000, commercial paper decreased from Yen1,013,401 million at March 31, 1999 to Yen977,436 million ($9,208 million) at March 31, 2000, and long-term asset backed securities decreased from Yen194,243 million at March 31, 1999 to Yen56,034 million ($528 million) at March 31, 2000. Our interest expense related to these capital markets fundings was significantly lower than traditional bank borrowing. The average interest rates on our domestic short-term and long-term debt, calculated on the basis of quarterly balances, decreased from 2.15% in fiscal 1999 to 1.81% in fiscal 2000. The average interest rates on our short-term and long-term overseas debt, calculated on the basis of quarterly balances, decreased from 6.89% in fiscal 1999 to 6.39% in fiscal 2000.

     Depreciation on Operating Leases

     Depreciation on operating leases increased to Yen60,750 million ($572 million) in fiscal 2000, an increase of 5.8% from the level in fiscal 1999. This increase principally reflects an increase in new investment in operating leases.

     Life Insurance Costs

     Life insurance costs increased by Yen6,889 million, or 3.7 %, to Yen193,664 million ($1,824 million) from fiscal 1999 to fiscal 2000. The growth in life insurance costs reflected primarily the growth in policies in force.

     We use the net level premium method to evaluate our future life insurance policy liabilities. This method requires the preliminary calculation of fund management yields, contract withdrawal/discontinuance rates, mortality rates, and other calculations at the time an insurance contract is signed. The projected yield figures used in this calculation were 3.7% in fiscal 1999 and 3.3% in fiscal 2000.

     Other Operating Expenses

     Other operating expenses principally comprise the cost of sales for condominium marketing operations. Reflecting an increase in condominium sales, other operating expenses increased 21.5%, to Yen38,302 million ($361 million), in fiscal 2000.

     Selling, General and Administrative Expenses

     Approximately half of our selling, general and administrative expenses consist of wages and other labor-related costs, while the remaining half consists principally of general overhead expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2000 were Yen90,961 million ($857 million), an increase of 10.4% from fiscal 1999. This increase in expenses primarily reflects expenses relating to an increase in the number of consolidated companies, and an increase in the number of our employees.

     Provision for Doubtful Receivables and Possible Loan Losses

     We make provisions for doubtful receivables and possible loan losses for direct financing leases and installment loans. Provision for doubtful receivables and possible loan losses in fiscal 2000 was Yen45,573 million ($429 million), a decrease of 12.1% from the corresponding amount in fiscal 1999.

     The table below shows the calculation of the provision for doubtful receivables and possible loan losses for fiscal 1999 and fiscal 2000. The "Other" category includes foreign currency translation adjustments and the effect of an acquisition.

                                             Year ended March 31,
                                         ----------------------------
                                            1999             2000
                                         -----------      -----------
                                              (Millions of yen)
Beginning balance...................     Yen 145,741      Yen 132,606
      Provisions charged to income..          51,845           45,573
      Charge-offs (net):
       Gross charge-offs............         (70,705)         (37,697)
       Recoveries...................             399              354
                                             -------          -------
       Charge-offs (net)............         (70,306)         (37,343)
       Other........................           5,326           (3,897)
                                             -------          -------
Ending balance......................     Yen 132,606      Yen 136,939
                                             =======          =======

     A breakdown of the allowance for doubtful receivables and possible loan losses as of March 31, 2000 is shown below. The "Other" category includes foreign currency translation adjustments and the effect of an acquisition.


  Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses


                                                             Year ended March 31, 2000
                                            -----------------------------------------------------------
                                                                Installment Loans
                                                            --------------------------
                                              Direct                           FASB
                                            Financing                       Statement
                                              Leases         General         No. 114           Total
                                            ----------      ----------      ----------      -----------
                                                                 (Millions of yen)

Beginning balance......................     Yen 23,867      Yen 46,630      Yen 62,109      Yen 132,606
                                                ======          ======          ======          =======
      Provisions charged to income.....         20,646          18,314           6,613           45,573
      Charge-offs (net)................         (7,108)        (13,907)        (16,328)         (37,343)
      Other............................         (1,622)         (1,672)           (603)          (3,897)
                                                ------          ------          ------          -------
Ending balance.........................     Yen 35,783      Yen 49,365      Yen 51,791      Yen 136,939
                                                ======          ======          ======          =======

     For a discussion of past due receivables and allowances for direct financing leases as of March 31, 1999 and March 31, 2000, see "Item 1. Description of Business--Profile of Businesses--Direct Financing Leases".

     In fiscal 2000, provisions charged to income were Yen45,573 million ($429 million) and direct financing leases and loans totaling Yen37,343 million ($352 million) were written off. As of March 31, 2000, the allowance was Yen136,939 million ($1,290 million). The ratio of this figure to the balance of investment in direct financing leases and installment loans was 3.9% as of March 31, 2000, compared to 3.6% as of March 31, 1999.

     Risk dispersal strategies have enabled us to maintain a low incidence of delinquency in direct financing leases. See "Item 1. Description of Business--Profile of Businesses--Direct Financing Leases".

     The recorded investment in loans considered impaired under the definition contained in FASB Statement 114 was Yen130,226 million as of March 31, 1999 and Yen125,921 million ($1,186 million) as of March 31, 2000. The principal reason for the decline was a charge-off of impaired loans in the amount of Yen16,328 million ($154 million). We determined that a valuation allowance was required for impaired loans which had outstanding balances of Yen114,525 million as of March 31, 1999 and Yen83,408 million ($786 million) as of March 31, 2000. We recorded a valuation allowance, which is the required valuation allowance less the value of the collateral from impaired loans, calculated under FASB Statement 114, in the amount of Yen62,109 million as of March 31, 1999 and Yen51,791 million ($488 million) as of March 31, 2000. FASB Statement 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Some loans, such as large groups of smaller-balance homogeneous loans (e.g., individual housing loans), and lease receivables are exempt from the provisions of FASB Statement 114. However, provisions for these loans and lease receivables are reflected in the general provisions under installment loans and investment in direct financing leases.

     The average recorded investments in impaired loans were Yen170,838 million for fiscal 1999 and Yen128,658 million ($1,212 million) for fiscal 2000. We recognized interest income on impaired loans of Yen1,577 million for fiscal 1999 and Yen1,429 million ($13 million) for fiscal 2000. For a discussion of delinquencies on installment loans, see "Item 1. Description of Business--Profile of Businesses--Installment Loans and Investments Securities".

     Write-downs of long-lived assets

     During fiscal 2000, in accordance with FASB Statement 121, we wrote down Yen7,881 million ($74 million) for some real estate development projects included in "investment in operating leases" and "advances" in the consolidated balance sheets. These write-downs were previously included in provision for doubtful receivables and possible loan losses in the consolidated statements of income and subsequently charged-off from allowance for doubtful receivables on direct financing leases and possible loan losses in the consolidated balance sheets. However, for fiscal 2000, these write-downs are not included in provision for doubtful receivables and possible loan losses but in "write-downs of long-lived assets" in the consolidated statement of income. See "--Policies relating to Non-performing Assets and Charge-offs".

     Write-downs of Securities

     Our current policy for determining whether declines in the market value of available-for-sale securities are other than temporary places more emphasis on the length of time that the market value has been below the carrying value and less emphasis on the business reasons for owning the securities.

     Our policy primarily reflects the continued poor performance of Japanese equity markets and decreasing cross-shareholdings by Japanese companies in general. Predictions in prior years that market conditions would improve have proved to be inaccurate and market prices of some of our stocks continued to be below their acquisition costs for the twelve months ended March 31, 2000. We view this as a strong indication that the declines in the market value of these available-for-sale securities are other than temporary. Although we have not abandoned our practice of holding securities for business relationship purposes, Japanese companies in general are increasingly willing to sell securities previously held for business relationship purposes.

     Under our current policy, we would, in principle, charge against income losses related to securities if

     o the market price for a security has for more than one year been below its acquisition cost, or below current carrying value if the price of the security has been adjusted in the past, or

     o    there has been an issuer default or similar event.

     However, if we have a significant long-term business relationship with a company, we would also consider the probability of the market value recovering within the following twelve months. As part of this review, we would consider:

     o    the company's operating results,

     o    the company's net asset value,

     o    the company's future performance forecast, and

     o    general market conditions.

     If we believe, based on this review, that the market value of a security may realistically be expected to recover, the loss for that security will continue to be classified as temporary. Temporary declines in market value are recorded in other comprehensive income (loss), net of applicable income taxes. If after an additional twelve months, the market value for that security is still significantly below the acquisition cost, we would classify the loss for that security as other than temporary and charge the decline in market value against income.

     Following this policy, in fiscal 2000, we charged Yen12,297 million ($116 million) to income for declines in market value classified as other than temporary. Most of this charge relates to debt securities. In fiscal 1999, we charged Yen11,077 million to income for declines in market value classified as other than temporary.

     Foreign Currency Transaction Loss (Gain), Net

     We recognized a foreign currency transaction gain in the amount of Yen839 million ($8 million) in fiscal 2000, compared to a loss of Yen390 million in fiscal 1999. This gain principally resulted from the fluctuation of the Indonesian rupiah against the U.S. dollar, as one of our subsidiaries procured a portion of its funding through dollar-denominated loans. The rupiah appreciated to a comparable degree in fiscal 1999.

     Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates

     Equity in net income (loss) of and gain (loss) on sales of affiliates in fiscal 2000 was a loss of Yen838 million ($8 million) compared to a loss of Yen3,727 million in fiscal 1999. The loss in fiscal 2000 was significantly lower than the loss in fiscal 1999 because we completely wrote down our investment in Korea Development Leasing Corporation in fiscal 1999. See note 9 of the notes to the consolidated financial statements. The loss in fiscal 2000 principally reflect:

     o the conversion of Banc One Mortgage Capital Markets, LLC, which engages in the securitization of loans secured by commercial property, into a subsidiary, the name of which was subsequently changed to ORIX Real Estate Capital Markets, LLC;

     o a significant decline in the net income of Stockton Holdings Limited, which engages primarily in reinsurance activities and trades commodities and financial futures; and

     o    losses on the sale of certain domestic companies.

     At March 31, 2000, the investment in affiliates accounted for by the equity method located in Asia (other than Japan and Oceania) decreased to Yen 11,201 million ($106 million) compared to Yen11,576 million as of March 31, 1999.

     Provision for Income Taxes

     Provision for income taxes in fiscal 2000 was Yen21,406 million ($202 million), substantially above the provision of Yen1,694 million in fiscal 1999. The increase of Yen19,712 million was primarily due to the remeasurement of deferred tax liabilities in fiscal 1999, as a result of the reduction of normal Japanese tax rates from approximately 48% to 42%, effective from April 1, 1999.

     Net Income

     Operating income was Yen52,886 million ($498 million), substantially above the operating income of Yen31,042 in fiscal 1999. Income before income taxes increased by 90.5% to Yen52,048 million. Net income increased 19.6%, to Yen30,642 million ($289 million), from fiscal 1999 to fiscal 2000. Basic and diluted income per share in fiscal 2000 were Yen385 ($3.63) and Yen377 ($3.55) respectively, compared to Yen330 and Yen330 in fiscal 1999.

     Cash Flows

     Net cash provided by operating activities increased by Yen31,877 million, or 11.1%, from fiscal 1999 to fiscal 2000, to a total of Yen318,631 million ($3,002 million). This increase is substantially due to our life insurance operations where most of the premiums are received in cash, while the largest related expense, policy benefit payments, requires cash outlays that are spread over a number of years. These increased cash inflows were partially offset by a decrease in revenues from direct financing.

     Net cash used in investing activities was Yen292,858 million ($2,759 million) in fiscal 2000, compared to Yen26,046 million in fiscal 1999. The principal reasons for the change in fiscal 2000 include a significant decline in the amount of principal payments received under direct financing leases and a sizable increase in installment loans to customers in fiscal 2000.

     Net cash used in financing activities was Yen6,053 million ($57 million) in fiscal 2000, compared to net cash used in financing activities of Yen269,472 million in fiscal 1999. In October 1999, ORIX issued Yen41,346 million shares of common stock and Yen40 billion in yen denominated convertible notes.

     To diversify our funding sources, we have increased our securitization of lease assets and issuance of domestic commercial paper, bonds, and overseas medium term notes. This increased the share of our funding procured directly from capital markets and from our securitization of lease assets to 60.8%.

     Cash and cash equivalents increased 5.4% from March 31, 1999 to March 31, 2000.

Business Segments

     The following discussion presents segment financial information on the basis that is regularly used by management for evaluating performance of business segments and deciding how to allocate resources to them. The reporting segments are identified based on the nature of services for domestic operations and on geographic areas for foreign operations.

     The table below shows the amount of our revenues by business segment for fiscal 1999 and 2000, as well as the amounts and percentages of the changes from fiscal 1999 to 2000.

                                               Year ended March 31,                  Change
                                         ------------------------------    ------------------------
                                              1999             2000            Amount       Percent
                                         -------------    -------------    ------------     -------
                                                                 (Millions of yen)
Domestic Business Segments
 Corporate finance....................     Yen 122,629     Yen 121,415      Yen (1,214)         (1.0)
 Equipment operating leases...........          51,000          53,000           2,000           3.9
 Real estate-related finance..........          17,731          17,294            (437)         (2.5)
 Real estate..........................          39,088          44,873           5,785          14.8
 Life insurance.......................         195,484         204,746           9,262           4.7
 Other................................          22,684          30,882           8,198          36.1
                                               -------         -------          ------
   Subtotal...........................         448,616         472,210          23,594           5.3
                                               -------         -------          ------
Overseas Business Segments
 The Americas.........................          68,821          74,525           5,704           8.3
 Asia and Oceania.....................          51,220          49,739          (1,481)         (2.9)
 Europe...............................          23,811          18,260          (5,551)        (23.3)
                                               -------         -------          ------
   Subtotal...........................         143,852         142,524          (1,328)         (0.9)
                                               -------         -------          ------
   Total..............................         592,468         614,734          22,266           3.8
Adjustments...........................           1,473           1,779             306          20.8
                                               -------         -------          ------
   Total consolidated revenues........     Yen 593,941     Yen 616,513      Yen 22,572           3.8
                                               =======         =======          ======


     The table below shows the amount of our profits by business segment for fiscal 1999 and 2000, as well as the amounts and percentages of the changes from fiscal 1999 to fiscal 2000.

                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1999             2000            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of yen)
Domestic Business Segments
 Corporate finance......................... Yen 35,240       Yen   40,918       Yen  5,678        16.1
 Equipment operating leases................      6,923              7,823              900        13.0
 Real estate-related finance...............    (11,013)            (3,415)           7,598          --
 Real estate...............................     (2,236)            (8,241)          (6,005)         --
 Life insurance............................      3,813              5,455            1,642        43.1
 Other.....................................     (4,266)            (1,036)           3,230          --
                                               -------            -------           ------
   Subtotal................................     28,461             41,504           13,043        45.8
                                               -------            -------           ------
Overseas Business Segments
 The Americas..............................     20,590             18,775           (1,815)       (8.8)
 Asia and Oceania..........................    (11,729)             3,371           15,100          --
 Europe....................................        264                278               14         5.3
                                               -------            -------           ------
   Subtotal................................      9,125             22,424           13,299       145.7
                                               -------            -------           ------
   Total...................................     37,586             63,928           26,342        70.1
                                               -------            -------           ------
Adjustments................................    (10,271)           (11,880)          (1,609)         --
                                               -------            -------           ------
   Total consolidated income before income
        taxes.............................. Yen 27,315       Yen   52,048       Yen 24,733        90.5
                                                ======             ======           ======

     The table below shows the amount of our assets by business segment for fiscal 1999 and 2000, as well as the amounts and percentages of the changes from fiscal 1999 to fiscal 2000.

                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1999             2000            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of yen)
Domestic Business Segments
 Corporate finance......................... Yen 2,046,516    Yen 1,968,590     Yen (77,926)       (3.8)
 Equipment operating leases................       109,772          113,389           3,617         3.3
 Real estate-related finance...............       573,767          597,274          23,507         4.1
 Real estate...............................       273,504          276,494           2,990         1.1
 Life insurance............................       334,836          425,335          90,499        27.0
 Other.....................................       248,872          242,280          (6,592)       (2.6)
                                               ----------        ---------         -------
   Subtotal................................     3,587,267        3,623,362          36,095         1.0
                                               ----------        ---------         -------
Overseas Business Segments
 The Americas..............................       634,101          691,403          57,302         9.0
 Asia and Oceania..........................       440,872          369,540         (71,332)      (16.2)
 Europe....................................       178,559          159,608         (18,951)      (10.6)
                                               ----------        ---------         -------
   Subtotal................................     1,253,532        1,220,551         (32,981)       (2.6)
                                               ----------        ---------         -------
   Total...................................     4,840,799        4,843,913           3,114         0.1
                                               ----------        ---------         -------
Adjustments................................       (65,363)         (79,092)        (13,729)         --
                                               ----------        ---------         -------
   Total consolidated operating assets..... Yen 4,775,436    Yen 4,764,821     Yen (10,615)       (0.2)
                                                =========        =-======-         =======


Domestic Business Segments

     Corporate Finance

     Our domestic corporate finance segment includes principally direct financing leases of equipment, including information-related and office equipment, industrial equipment, commercial services equipment, (other than those extended by ORIX Rentec Corporation) and installment loans to commercial and industrial companies (other than for real estate finance). Our domestic corporate finance segment also includes investment securities (other than those held by ORIX Life Insurance Corporation). The activities of this segment are conducted by ORIX, ORIX Auto Leasing Corporation, ORIX Alpha Corporation and a few other domestic subsidiaries. In this business segment, segment profit increased 16.1%, or Yen5,678 million, from fiscal 1999 to Yen40,918 million ($385 million) in fiscal 2000. The balance of segment assets declined 3.8%, or Yen77,926 million, from March 31, 1999 to Yen1,968.6 billion ($18.6 billion), as of March 31, 2000.

     The increase in segment profits principally reflect decreases in the provision for doubtful receivables and possible loan losses in this segment and in interest expense.

     The balance of domestic direct financing leases declined, reflecting the securitization of Yen263,523 million ($2,483 million) in direct finance lease assets. The decline in the balance of domestic direct financing leases also reflects a lower level of new contract execution. In most areas of direct financing leases we restrained asset growth in light of adverse economic conditions. However, we substantially increased the number of automobiles under lease in Japan by 20,000.

     The balance of domestic loans included in our corporate finance segment increased. While Japanese banks were constrained from extending new loans due to capital adequacy considerations, we increased lending to commercial and industrial companies.

     Equipment Operating Leases

     Our domestic equipment operating lease segment includes primarily operating leases of equipment, including measuring equipment and transportation equipment. The activities of this segment are conducted mainly by ORIX Rentec (including direct financing leases extended by ORIX Rentec) and ORIX Rent-A-Car Corporation. In fiscal 2000, we recorded Yen7,823 million ($74 million) of profit in this segment. This represents an increase of 13.0% from segment profit of Yen6,923 million in fiscal 1999. The balance of segment assets increased by 3.3%, or Yen3,617 million, from March 31, 1999 to Yen113,389 million ($1,068 million) as of March 31, 2000. In measuring equipment, office automation equipment and personal computer rental operations, we broadened and diversified the range of products we handle and increased technical support. Due to the strength of domestic investment in the information technology industry, segment profitability improved.

     Real Estate-Related Finance

     Our domestic real estate-related finance business includes principally construction and other real estate development loans to construction companies and real estate developers, as well as housing loans to individuals. Loans to most corporate customers not in the real estate business are included in the corporate finance segment, even where these loans are secured by real estate. The activities of this segment are conducted by the Real Estate Finance Division of ORIX.

     To respond to a broad range of needs related to housing loans for individuals, including owner-occupiers as well as investors, we transferred our housing loan operations to ORIX Trust and Banking.

     In fiscal 2000, segment loss amounted to Yen3,415 million ($32 million), compared to a loss of Yen11,013 million in fiscal 1999. Real estate-related finance assets increased 4.1%, or Yen23,507 million, from March 31, 1999 to Yen597,274 million ($5,627 million) as of March 31, 2000. During both fiscal years, we made a provision for possible loan losses on a large amount of non-performing loans to corporate customers created during Japan's bubble economy period. However, the provision for fiscal 2000 was significantly lower than the amount for fiscal 1999 because the deterioration in collateral values in fiscal 2000 was significantly less than in fiscal 1999.

     Real Estate

     Our domestic real estate business consists principally of condominium development and office rental as well as management of hotels, employee dormitories, and training and other facilities. The activities of this segment are currently conducted by ORIX Real Estate Corporation. In fiscal 2000, segment loss was Yen8,241million ($78 million), compared to a loss of Yen2,236 million in fiscal 1999. This was principally due to write-downs of long lived real estate assets in accordance with SFAS 121, which offset the increased sales of a series of condominiums, named "Sanctus". For write-downs of long lived real estate, see "--Write-downs of long lived assets". The balance of real estate assets increased 1.1%, or Yen2,990 million, from March 31, 1999 to Yen276,494 million ($2,605 million) as of March 31, 2000.

     Life Insurance Business

     Our life insurance segment includes direct and agency life insurance sales and related activities. This segment also includes investment in securities in connection with our life insurance operations. The activities in this segment are conducted by ORIX Life Insurance, a wholly-owned subsidiary of ORIX.

     Segment profits in the domestic life insurance business increased 43.1%, or Yen1,642 million, from fiscal 1999 to Yen5,455 million ($51 million) in fiscal 2000. While "ORIX Direct" life insurance policies for individuals grew significantly in fiscal 2000, pricing advantageous to our customers constrained our margins on these policies. In addition, in common with other Japanese insurance companies, older policies issued by ORIX Life Insurance realized lower investment income than committed rates of return on the policies. Finally, net gain on sale of securities increased in fiscal 2000 as losses on sale of equity securities offset part of the gain on bond sales by ORIX Life Insurance. The outstanding balance of segment assets increased 27.0%, or Yen90,499 million, from March 31, 1999 to Yen425,335 million ($4,007 million) as of March 31, 2000. The growth in segment assets reflected strong demand for our "ORIX Direct" policies.

     Marketable equity securities held in connection with our life insurance business increased from Yen8,783 million as of March 31, 1999 to Yen13,243 million ($125 million) as of March 31, 2000.

     Other Domestic Business Segments

     Our other domestic business segments include:

     o    consumer loans by ORIX Credit Corporation and ORIX Club Corporation;

     o    security brokerage by ORIX Securities;

     o    commodities trading by ORIX Commodities Corporation; and

     o    venture capital operations conducted by ORIX Capital Corporation.

     The strength of the Japanese stock market supported growth in brokerage commissions of ORIX Securities as well as the gains of ORIX Capital Corporation on its sales of securities. Reflecting these factors as well as gains on the sale of affiliates recognized in fiscal 1999, the segment's results improved from segment loss of Yen4,266 million in fiscal 1999 to loss of Yen1,036 million ($10 million) in fiscal 2000. The outstanding balance of segment assets decreased 2.6%, or Yen6,592 million from March 31, 1999 to Yen242,280 million ($2,282 million) as of March 31, 2000.

Overseas Business Segments

     The Americas

     Our activities in the Americas include:

     o direct financing leases of transportation equipment and construction machinery;

     o    operating leases of real estate;

     o installment loans to customers in the industrial and real estate sectors;

     o    investment securities; and

     o    commercial mortgage servicing.

     We conduct our activities in the Americas mainly through ORIX USA Corporation, ORIX Commercial Alliance Corporation and ORIX Real Estate Equities, Inc, our wholly-owned subsidiaries in the United States. In July 1999, we increased our ownership of Banc One Mortgage Capital Markets from 45% to 100% and renamed the operations as ORIX Real Estate Capital Markets, LLC. ORIX Real Estate Capital Markets combines origination, commercial mortgage backed securities investment, and servicing functions.

     Segment profit in the Americas declined 8.8%, or Yen1,815 million, from fiscal 1999 to Yen18,775 million ($177 million) in fiscal 2000. ORIX Real Estate Capital Markets contributed significantly to segment profit, which was offset by reduced profits at ORIX Commercial Alliance and a decrease in gains on the sale of equity securities in affiliates. In addition reflecting the effects of the appreciation of the yen, segment profit was slightly lower than in fiscal 1999. The segment assets amounted to Yen691,403 million ($6,513 million) as of March 31, 2000, up 9.0% or Yen57,302 million from March 31, 1999.

     Asia and Oceania.

     Our activities in Asia and Oceania include:

     o direct financing leases of information-related, industrial, commercial service and other equipment;

     o    operating leases of measuring and transportation equipment;

     o    housing and card loans to customers;

     o    installment loans to real estate and industrial customers; and

     o    investment securities.

     These activities are conducted in Asia and Oceania mainly through ORIX Asia Limited, ORIX Australia Corporation Limited, ORIX Leasing Malaysia and P.T. ORIX Indonesia Finance.

     In Asia and Oceania, we recorded a Yen3,371 million ($32 million) segment profit during fiscal 2000, compared with Yen11,729 million loss in fiscal 1999. Segment assets amounted to Yen369,540 million ($3,481 million) as of March 31, 2000, down 16.2% or Yen71,332 million from March 31, 1999. Economic conditions in Asia and Oceania are recovering from the stagnation of recent years. Under these circumstances, we focused on preventing an expansion of losses and made a highly selective approach to new investment.

     Of segment assets, Yen271,673 million ($2,559 million) as of March 31, 2000 was invested in Asia. These assets included Yen151,996 million ($1,432 million) of shipping loans secured by first mortgages. Substantially all non-shipping assets in Asia are denominated in local currencies.

     Europe

     Our activities in Europe include operating leases of transportation equipment, installment loans to industrial customers and investment securities. These activities are conducted in Europe mainly through ORIX Ireland Limited, ORIX Europe Limited and ORIX Aviation Systems Limited. Reflecting considerable improvement in the profitability of our aircraft operating lease business, segment profit in Europe rose to Yen278 million ($3 million). Mainly due to the sale of one aircraft, segment assets amounted to Yen159,608 million ($1,504 million) at March 31, 2000, down 10.6% from March 31, 1999.

   Year Ended March 31, 1999 Compared to Year Ended March 31, 1998

     Overview

     In fiscal 1999 net income improved despite a decrease in assets. As a result of our securitization of lease assets primarily in Japan, the strength of the yen relative to the U.S. dollar, and other factors, operating assets decreased 4.2% from March 31, 1998, to Yen4,775 billion at March 31, 1999. Investment in direct financing leases, installment loans and operating leases all decreased, while investment in securities and other operating assets increased. Despite a decline in revenues from direct financing leases and operating leases, our total revenues grew 17.1% from fiscal 1998 to fiscal 1999, to Yen593,941 million. The increase in revenues reflects principally strong growth in life insurance premiums and related investment income as well as income from our real estate development business and other operations included in other operating revenues. In the three months ended June 30, 1999, revenues were almost at the same level and net income increased compared to the corresponding period in the prior fiscal year.

     Operating expenses increased substantially, particularly life insurance costs and other operating expenses. Interest expense and depreciation on operating leases decreased slightly in fiscal 1999, reflecting the reduction in the amount of our assets. Life insurance costs increased significantly due primarily to the growth in policies in force. Provision for doubtful receivables and possible loan losses declined compared to fiscal 1998. Other operating expenses increased 127.7% from fiscal 1998 to fiscal 1999, as a result of construction expenses related to condominium sales. We recognized a write-down of securities in the amount of Yen11,077 million in fiscal 1999, reflecting our judgment that declines in prices for securities, primarily Japanese equity securities, at the end of the period were other than temporary. Total expenses increased by 18.2%, to Yen562,899 million, from fiscal 1998 to fiscal 1999. While income before income taxes decreased 28.9%, to Yen27,315 million, net income increased 8.0%, to Yen25,621 million, reflecting a substantial decrease in the provision for deferred income taxes.

     The tables below contain some financial data for fiscal 1998 and 1999, as well as the amounts and percentages of the changes from fiscal 1998 to fiscal 1999.

                             Income Statement Data

                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of yen)
Total revenues............................  Yen   507,143    Yen  593,941      Yen  86,798       17.1
 Direct financing leases..................        149,369         143,170           (6,199)      (4.2)
 Operating leases.........................         97,668          92,407           (5,261)      (5.4)
 Interest on loans and investment
   securities.............................         95,033         100,480            5,447        5.7
 Brokerage commissions and gains on
   investment securities..................          8,071           7,381             (690)      (8.5)
 Life insurance premiums and related
   investment income......................        126,031         196,259           70,228       55.7
 Interest income on deposits..............          3,429           6,695            3,266       95.2
 Other operating revenues.................         27,542          47,549           20,007       72.6
Total expenses............................        476,102         562,899           86,797       18.2
                                                  -------         -------          -------
Operating income..........................         31,041          31,042                1        0.0
Equity in net income (loss) of  and gain
   (loss) on sales of affiliates..........          7,371          (3,727)         (11,098)        --
Income before income taxes................         38,412          27,315          (11,097)     (28.9)
Net income................................         23,731          25,621            1,890        8.0

                              Balance Sheet Data

                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of yen)
Investment in direct financing leases.....  Yen 2,186,022    Yen 1,952,842    Yen (233,180)     (10.7)
Investment in operating leases............        435,066          411,156         (23,910)      (5.5)
Installment loans.........................      1,794,825        1,761,887         (32,938)      (1.8)
Investment in securities..................        500,449          576,206          75,757       15.1
Other operating assets....................         65,838           73,345           7,507       11.4
                                                ---------        ---------        --------
Operating assets..........................      4,982,200        4,775,436        (206,764)      (4.2)

 Allowance for doubtful receiveables on
 direct financing leases and possible
 loan losses..............................       (145,741)        (132,606)         13,135        9.0
 Other assets.............................        737,850          704,806         (33,044)      (4.5)
                                                ---------        ---------        --------
 Total assets.............................  Yen 5,574,309    Yen 5,347,636    Yen (226,673)      (4.1)
                                                =========        =========        ========

     The table below contains the volume of new transactions for fiscal 1998 and 1999, as well as the amounts and percentages of change in these data from fiscal 1998 to fiscal 1999. Figures for new equipment acquisitions for direct financing leases and operating leases are based on purchase costs of the equipment.

                                                     Volume of New Assets

                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of yen)
Direct financing leases: New equipment
  acquisitions ..........................   Yen 1,093,519     Yen 913,221     Yen (180,298)     (16.5)
Operating leases: New equipment
  acquisitions...........................          98,566          92,272           (6,294)      (6.4)
Installment loans: New loans added.......         715,030         706,758           (8,272)      (1.2)
Investment in securities: New securities
  added..................................         217,225         302,035           84,810       39.0

     Total Revenues

     Our total revenues increased by 17.1%, or Yen86,798 million, to Yen593,941 million in fiscal 1999 compared to Yen507,143 million in fiscal 1998, reflecting principally an increase of Yen70,228 million or 55.7%, in life insurance premiums and related investment income, and an increase of Yen20,007 million, or 72.6%, in other operating revenues.

     Direct Financing Leases

     Revenues from direct financing leases decreased by 4.2%, or Yen6,199 million, from fiscal 1998 to Yen143,170 million ($1,209 million) in fiscal 1999.

     Revenues from direct financing leases decreased primarily because revenues from operations in Asia declined sharply due to currency exchange rate changes as well as a decline in asset balances. The average interest rates on domestic direct financing leases, calculated on the basis of quarterly balances, decreased to 5.56% in fiscal 1999 from 5.94% in fiscal 1998 primarily due to a decline in market rates of interest for yen obligations. The average interest rates on overseas direct financing leases, calculated on the basis of quarterly balances, decreased to 9.94% in fiscal 1999 from 10.28% in fiscal 1998, reflecting declines in market interest rates, particularly for U.S. dollar obligations. The impact of declining market interest rates for yen obligations was partially offset by increased revenues from an increase in the average balance of domestic small-ticket leases of office equipment. These leases yield relatively high margins. These leases are categorized as information-related and office equipment in the table below. While the balance of information-related and office equipment at March 31, 1999 was lower than the balance at March 31, 1998, the decrease is primarily attributable to securitizations that occurred near the end of the fiscal year.

     Securitization of direct financing leases during fiscal 1999 affected revenues from direct financing leases in two ways. First, revenues from direct financing leases include Yen6,596 million of gains from securitization of direct financing leases. Second, securitization of direct financing leases had the effect of removing from our revenues amounts accrued on the securitized leases after the securitization transactions. However the impact of the second effect was more limited than the first, since the securitizations occurred near the end of the fiscal year.

     The table below shows the balances as of the dates indicated of investment in direct financing leases by category of equipment, together with the amounts and percentages of the changes between period-ends.

                     Investment in Direct Financing Leases


                                                     As of March 31,                    Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of yen)
Information-related and office equipment..  Yen   623,203    Yen   493,298    Yen (129,905)     (20.8)
Industrial equipment......................        473,140          444,261         (28,879)      (6.1)
Commercial services equipment.............        273,370          224,080         (49,650)     (18.1)
Transportation equipment..................        443,486          414,093         (29,393)      (6.6)
Other.....................................        372,463          377,110           4,647        1.2
                                                ---------        ---------        --------
 Total....................................  Yen 2,186,022    Yen 1,952,842    Yen (233,180)     (10.7)
                                                =========        =========        ========

     Investment in direct financing leases decreased by 10.7% from March 31, 1998 to March 31, 1999. New investment in leased equipment in fiscal 1999 amounted to Yen913,221 million, a decrease of 16.5 % from fiscal 1998. Although in fiscal 1999 we maintained a high level of origination of small-ticket leases for products like information-related and office equipment, investment in that category decreased by 20.8% due primarily to securitization. The level of new lease contracts for industrial equipment remained strong, particularly in the United States. However, factors including the depreciation of the local currency against the Japanese yen depressed the balance of investment expressed in yen.

     During fiscal 1999, we securitized Yen223,537 million principal balance of lease receivables, which were treated as off-balance sheet transactions. Securitization of direct financing lease assets which were treated as off-balance sheet transactions amounted to Yen50,656 million in fiscal 1998. The unpaid principal balance outstanding of securitized receivables is excluded from our consolidated balance sheets. See note 4 of the notes to the consolidated financial statements. In addition, we had long-term debt payables of Yen194,243 million under securitized lease receivables as of March 31, 1999.

     Operating Leases

     Revenues from operating leases decreased by 5.4%, or Yen5,261 million, from fiscal 1998 to fiscal 1999, reflecting a decrease in the balance of operating leases. While revenues from aircraft leasing increased, disposals of U.S. real estate and other assets produced an overall decline in revenues. Gains from the disposition of operating lease assets included in revenues from operating leases were Yen2,356 million in fiscal 1999, compared to Yen1,298 million in fiscal 1998.

     The table below shows the balances as of the dates indicated of our investment in operating leases by category of equipment under lease, together with the amounts and percentages of the changes between period-ends.

                                                     As of March 31,                    Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of yen)
Transportation equipment.................... Yen 195,392      Yen 181,886      Yen (13,506)     (6.9)
Measuring equipment and personal computers..      59,989           58,552           (1,437)     (2.4)
Real estate and other.......................     179,685          170,718           (8,967)     (5.0)
                                                 -------          -------          -------
 Total...................................... Yen 435,066      Yen 411,156      Yen (23,910)     (5.5)
                                                 =======          =======          =======


     The balance of our total investment in operating leases decreased by 5.5%, or Yen23,910 million, from March 31, 1998 to March 31, 1999. Our investment in operating leases was restrained by a decline in demand for information-related equipment due to the weak performance of domestic electronics companies. We sold two aircraft during the period, reducing the number of aircraft in our fleet to 24. We also sold an office building in the United States.

     Interest on Loans and Investment Securities

     Interest we earn on installment loans and interest-earning securities held in connection with operations other than life insurance is reflected in our consolidated statements of income as interest on loans and investment securities. Revenues from interest on loans and investment securities increased by 5.7%, or Yen5,447 million, from fiscal 1998 to fiscal 1999, reflecting an increase in loans with higher interest rates such as card loans. These increases were offset by a decrease in the balance of investment securities. The average interest rate earned on domestic loans, calculated on the basis of quarterly balances, decreased to 4.00% in fiscal 1999 from 4.02% in fiscal 1998, primarily due to decline in market interest rates offset by better spreads. The average interest rate earned on domestic investment securities, calculated on the basis of quarterly balances, decreased to 3.13% in fiscal 1999 from 3.44% in fiscal 1998, primarily due to decline in market rates. The average interest rate earned on overseas loans, calculated on the basis of quarterly balances, increased to 9.44% in fiscal 1999 from 9.09% in fiscal 1998, primarily due to the maturity of low-yielding loans. The average interest rate earned on overseas investment securities, calculated on the basis of quarterly balances, increased to 8.61% in fiscal 1999 from 8.58% in fiscal 1998.

     The table below shows the balances as of the dates indicated of our installment loans to domestic and foreign borrowers, categorized in the case of domestic borrowers by type of consumer or commercial loan, together with the amounts and percentages of the changes between period-ends. A small portion of these installment loans is held in connection with our life insurance operations, and income from these loans is reflected in our consolidated statements of income as life insurance premiums and related investment income.

                                                   Installment Loans

                                                     As of March 31,                    Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of yen)
Domestic Consumer
 Housing loans..............................Yen   426,559    Yen   411,215     Yen (15,344)      (3.6)
 Card loans.................................       98,187          118,347          20,160       20.5
 Other......................................       55,811           43,663         (12,148)     (21.8)
                                                ---------        ---------         -------
   Subtotal.................................      580,557          573,225          (7,332)      (1.3)
Domestic Commercial
 Real estate related companies..............      213,911          188,085         (25,826)     (12.1)
 Commercial and industrial companies........      607,952          614,988           7,036        1.2
                                                ---------        ---------         -------
   Subtotal.................................      821,863          803,073         (18,790)      (2.3)
                                                ---------        ---------         -------
Foreign commercial, industrial and other
  borrowers.................................      377,761          368,661          (9,100)      (2.4)
Direct loan origination costs, net..........       14,644           16,928           2,284       15.6
                                                ---------        ---------         -------
   Total....................................Yen 1,794,825    Yen 1,761,887     Yen (32,938)      (1.8)
                                                =========        =========         =======

     The total balance of installment loans decreased by 1.8%, to Yen1,761,887 million, from March 31, 1998 to March 31, 1999. Despite a rise in the balance of card loans, the balance of our domestic loans to individuals decreased as we refrained from extending new housing loans. Reflecting factors such as the reluctance of Japanese banks to extend new loans, we increased new domestic loans to corporate customers, while we used our reserves for possible loan losses to charge off a substantial volume of impaired loans. As a result, the net balance of our loans to corporate customers in Japan decreased. These charge-offs related primarily to loans to domestic real estate related companies. The strengthening of the yen at the end of the fiscal year contributed to a 2.4% decrease in the balance of overseas installment loan assets.

     The balance of our investments in securities other than in connection with our life insurance operations declined from Yen306,957 million at March 31, 1998 to Yen245,041 million at March 31, 1999. Fixed income securities declined by Yen59,865 million, principally as a result of the sale of Yen50,611 million of U.S. high-yield securities in a securitization transaction.

     Brokerage Commissions and Gains on Investment Securities

     Brokerage commissions and gains on investment securities decreased by Yen690 million, or 8.5%, from fiscal 1998 to fiscal 1999. ORIX Securities Corporation generates all of the brokerage commissions accounted for in this segment. Brokerage commissions decreased in fiscal 1999 due principally to a reduction in the volume of trades, reflecting the weakness of the Japanese stock market. Revenues from gains on investment securities decreased in fiscal 1999 due to a decline in profits on securities sold in the United States.

     At March 31, 1999, gross unrealized gains of available-for-sale securities, including those held in connection with our life insurance operations, were Yen32,356 million. At March 31, 1999, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were Yen25,153 million.

     Life Insurance Premiums and Related Investment Income

     Life insurance premiums and related investment income increased by Yen70,228 million, or 55.7%, in fiscal 1999 to Yen196,259 million. Life insurance premiums increased due primarily to continued growth in sales of our directly marketed insurance products, "ORIX Direct", which include single-premium endowment insurance. Single-premium endowment insurance requires up-front payment of premiums, which are included in income when received. Related investment income increased primarily because of the growth of the life insurance investment portfolio, with new investment consisting principally of Japanese corporate bonds. However, the low level of domestic interest rates adversely affected investment income.

     Interest Income on Deposits

     Interest income on deposits not included in other categories of revenues includes principally interest on bank deposits. Interest income on deposits increased by Yen3,266 million, or 95.2%, from fiscal 1998 to fiscal 1999, principally as a result of a higher average balance of bank deposits.

     Other Operating Revenues

     Other operating revenues increased by Yen20,007 million, or 72.6%, from fiscal 1998 to fiscal 1999, principally as a result of a large increase in revenues from sales of residential apartments as well as growth in commission income from sales of commodity funds and leveraged leases.

     Total Expenses

     Total expenses increased by 18.2%, to Yen562,899 million, from fiscal 1998 to fiscal 1999. Interest expense and depreciation on operating leases decreased slightly in fiscal 1999, reflecting the reduction in amount of our assets. Life insurance costs increased 61.2% due to the growth in policies in force. Life insurance costs consist of accrual of policy liabilities and operating expenses. We made a smaller provision for doubtful receivables and possible loan losses compared to fiscal 1998 because the deterioration in collateral values in fiscal 1999 was significantly less than in fiscal 1998. Other operating expenses increased 127.7% from fiscal 1998 to fiscal 1999, reflecting an increase in condominium sales. We recognized a write-down of securities in the amount of Yen11,077 million in fiscal 1999.

     Interest Expense

     Interest expense was Yen140,846 million in fiscal 1999, a decrease of 0.9% from fiscal 1998. The decrease in interest expense principally reflects a decline in the balance of short-term debt, reflecting the reduction in our operating assets. In addition, we reduced our average funding costs by diversifying our funding sources, through increased use of asset-backed securities and commercial paper and other direct funding methods. See "--Funding and Liquidity--Diversification of Funding Sources." Commercial paper decreased by Yen95,629 million, or 8.6 %, as of March 31, 1999, short-term asset-backed securities decreased from Yen28,400 million as of March 31, 1998 to Yen0 as of March 31, 1999, and long-term asset-backed securities decreased from Yen305,520 million as of March 31, 1998 to Yen194,243 million as of March 31, 1999. Our interest expense related to these capital markets fundings was generally lower than traditional bank borrowings. The average interest rates on our domestic short-term and long-term debt, calculated on the basis of quarterly balances, decreased to 2.10% in fiscal 1999 from 2.15% in fiscal 1998. The average interest rates on our short-term and long-term overseas debt, calculated on the basis of quarterly balances, decreased to 6.89% in fiscal 1999 from 6.95% in fiscal 1998, primarily due to decreases in market interest rates for dollar-denominated obligations.

     Depreciation on Operating Leases

     Depreciation on operating leases decreased to Yen57,405 million in fiscal 1999, a decrease of 3.1% from the level in fiscal 1998. This decrease principally reflects the sale of aircraft and U.S. real estate assets.

     Life Insurance Costs

     Life insurance costs increased by Yen70,899 million, or 61.2%, to Yen186,775 million from fiscal 1998 to fiscal 1999. The growth in life insurance costs reflected primarily the growth in policies in force.

     Other Operating Expenses

     Reflecting an increase in condominium sales, other operating expenses increased 127.7%, to Yen31,522 million ($266 million), in fiscal 1999. While condominium sales produced profits, expenses related to commercial real estate held since the bubble era in Japan continued to depress earnings.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses in fiscal 1999 were Yen82,395 million, an increase of 3.4% from fiscal 1998. This increase in expenses primarily reflects expenses relating to our bank and trust business, which we acquired at the end of fiscal 1998, and an increase in the number of our employees at our sales branches primarily and also at our headquarters.

     Provision for Doubtful Receivables and Possible Loan Losses

     We have provisions for doubtful receivables and possible loan losses for direct financing leases and installment loans. Provision for doubtful receivables and possible loan losses in fiscal 1999 was Yen51,845 million, an increase of 4.9% from the corresponding amount in fiscal 1998.

     The table below shows the calculation of the provision for doubtful receivables and possible loan losses for fiscal 1998 and fiscal 1999. The "Other" category includes foreign currency translation adjustments and the effect of an acquisition.

                                             Year ended March 31,
                                         -----------      -----------
                                             1998             1999
                                         -----------      -----------
                                              (Millions of yen)
Beginning balance...................     Yen 117,567      Yen 145,741
      Provisions charged to income..          49,434           51,845
      Charge-offs (net):
       Gross charge-offs............         (24,019)         (70,705)
       Recoveries...................             680              399
                                             -------          -------
       Charge-offs (net)............         (23,339)         (70,306)
       Other........................           2,079            5,326
                                             -------          -------
Ending balance......................     Yen 145,741      Yen 132,606
                                             =======          =======



     A breakdown of the allowance for doubtful receivables and possible loan losses as of March 31, 1999 is shown below. The "Other" category includes foreign currency translation adjustments and the effect of an acquisition.

      Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses

                                                              Year end March 31, 1999
                                            -------------------------------------------------------------
                                                                 Installment Loans
                                                             ---------------------------
                                              Direct                           FASB
                                            Financing                        Statement
                                              Leases           General          No.114           Total
                                            ----------       ----------      -----------      -----------
                                                                 (Millions of yen)

Beginning balance......................     Yen 10,510       Yen 30,310      Yen 104,921      Yen 145,741
                                                ======           ======          =======          =======
 Provisions charged to income..........         16,853           28,054            6,938           51,845
 Charge-offs (net).....................         (6,938)         (12,520)         (50,848)         (70,306)
 Other.................................          3,442              786            1,098            5,326
                                                ------           ------           ------          -------
Ending balance.........................     Yen 23,867       Yen 46,630       Yen 62,109      Yen 132,606
                                                ======           ======           ======          =======

     For a discussion of past due receivables and allowances for direct financing leases as of March 31, 1998 and March 31, 1999, see "Item 1. Description of Business--Profile of Businesses--Direct Financing Leases".

     Provisions charged to income for fiscal 1999 were Yen51,845 million. Direct financing leases and loans totaling Yen70,306 million, were written off. As of March 31, 1999, the allowance was Yen132,606 million, and the ratio of this figure to the balance of investment in direct financing leases and installment loans was 3.6%, compared to 3.7% as of March 31, 1998.

     Risk dispersal strategies have enabled us to maintain a low incidence of delinquency in direct financing leases. See "Item 1. Description of Business--Profile of Businesses--Direct Financing Leases".

     The recorded investment in loans considered impaired under the definition contained in FASB Statement 114 was Yen182,976 million as of March 31, 1998 and Yen130,226 million as of March 31, 1999. The principal reason for the decline was a charge-off of impaired loans in the amount of Yen50,848 million. We determined that a valuation allowance was required for impaired loans which had outstanding balances of Yen153,529 million as of March 31, 1998 and Yen114,525 million as of March 31, 1999. We recorded a valuation allowance, which is the required valuation allowance less the value of the collateral from impaired loans, calculated under FASB Statement 114, in the amount of Yen104,921 million as of March 31, 1998 and Yen62,109 million as of March 31, 1999. FASB Statement 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Some loans, such as large groups of smaller-balance homogeneous loans (e.g., individual housing loans), and lease receivables are exempt from the provisions of FASB Statement
114. However, provisions for these loans and lease receivables are reflected in the general provisions under installment loans and investment in direct financing leases.

     The average recorded investments in impaired loans were Yen181,074 million for fiscal 1998 and Yen170,838 million for fiscal 1999. We recognized interest income on impaired loans of Yen1,551 million for fiscal 1998 and Yen1,577 million for fiscal 1999. For a discussion of delinquencies on installment loans, see "Item 1. Description of Business--Profile of Businesses--Installment Loans and Investments Securities".

     Write-downs of long-lived assets

     During fiscal 1999, in accordance with FASB Statement 121, we wrote down Yen644 million for some real estate development projects included in "investment in operating leases" and "advances" in the consolidated balance sheets. These write-downs were previously included in provision for doubtful receivables and possible loan losses in the consolidated statements of income and subsequently charged-off from allowance for doubtful receivables on direct financing leases and possible loan losses in the consolidated balance sheets. However, write-downs of long-lived assets have been reclassified as a separate expense item to conform with the fiscal 2000 presentation. See "--Policies relating to Non-performing Assets and Charge-offs".

     Write-downs of Securities

     We charged Yen11,077 million to income for declines in market value classified as other than temporary. Most of this charge relates to equity securities. In fiscal 1998, we charged Yen858 million to income for declines in market value classified as other than temporary.

     Foreign Currency Transaction Loss

     We recognized a foreign currency transaction loss in the amount of Yen390 million in fiscal 1999, compared to a loss of Yen6,271 million in fiscal 1998. These losses principally resulted from the depreciation of the Indonesian rupiah and other Asian currencies against the U.S. dollar, as our Asian-based subsidiaries procured a portion of their funding through dollar-denominated loans. The rupiah did not depreciate to a comparable degree in fiscal 1999.

     Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates

     Equity in net income (loss) of and gain (loss) on sales of affiliates was Yen7,371 million in fiscal 1998 but amounted to a loss of Yen3,727 million in fiscal 1999. Some of our affiliates had particularly strong performances in fiscal 1999, including:

     o Banc One Mortgage Capital Markets, LLC, previously our joint venture with Bank One Corporation, which engages in the securitization of loans secured by commercial property;

     o our investment in Stockton Holdings Limited, which engages in reinsurance activities and trades commodities and financial futures; and

     o    Latin American leasing joint ventures.

     However, due to the generally weak performance of affiliates in Asia and the complete write-down of our investment in Korea Development Leasing Corporation, our equity in the net income of affiliates for the period amounted to a substantial loss. See note 9 of the notes to the consolidated financial statements. At March 31, 1999, the investment in affiliates accounted for by the equity method located in Asia (other than Japan and Oceania) decreased to Yen11,576 million compared to Yen23,815 million as of March 31, 1998.

     Provision for Income Taxes

     Provision for income taxes in fiscal 1999 was Yen1,694 million, substantially below the provision of Yen14,681 million in fiscal 1998. The decrease of Yen12,987 million was primarily due to the remeasurement of deferred tax liabilities, as a result of the reduction of normal Japanese tax rates from approximately 48% to 42%, effective from April 1, 1999. The decrease also reflects the decline in income before income taxes.

     Net Income

     Operating income was Yen31,042 million, a level comparable to that in fiscal 1998. Income before income taxes decreased by 28.9% to Yen27,315 million. Net income increased 8.0%, to Yen25,621 million, from fiscal 1998 to fiscal 1999, reflecting the substantial decrease in provision for income taxes in fiscal 1999. Basic and diluted income per share in fiscal 1999 were Yen330 and Yen330 respectively, compared to Yen305 and Yen305 in fiscal 1998.

     Cash Flows

     Net cash provided by operating activities increased by Yen40,194 million, or 16.3%, from fiscal 1998 to fiscal 1999, to a total of Yen286,754 million. This increase is substantially due to our life insurance operations where most of the premiums are received in cash, while the largest related expense, policy benefit payments, requires cash outlays that are spread over a number of years. A decrease in income tax payments also contributed to the increase in operating cash flows. These increased cash inflows were partially offset by a decrease in revenues from direct financing and operating leases and an increase in interest payments.

     Net cash used in investing activities was Yen26,046 million in fiscal 1999, compared to Yen383,241 million in fiscal 1998. The principal reasons for the change in fiscal 1999 include a significant decline in the amount of purchases of lease equipment, including advance payments, and a sizeable increase in net proceeds from securitization of lease receivables in fiscal 1999. These changes were offset to some extent by an increase in purchases of available-for-sale securities.

     Net cash used by financing activities was Yen269,472 million in fiscal 1999, compared to net cash provided by financing activities of Yen319,212 million in fiscal 1998. We decreased our short-term debt and commercial paper substantially, reflecting the general reduction of our assets other than in our insurance business.

     To diversify our funding sources, we have increased our securitization of lease assets and issuance of domestic commercial paper and bonds. This increased the share of our funding procured directly from capital markets to 48.2%.

     Cash and cash equivalents decreased 5.1% from March 31, 1998 to March 31, 1999.

     Business Segments

     The table below shows the amount of our revenues by business segment for fiscal 1998 and 1999, as well as the amounts and percentages of the changes from fiscal 1998 to 1999.

                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of yen)
Domestic Business Segments
 Corporate finance....................      Yen 120,939      Yen 122,629      Yen  1,690          1.4
 Equipment operating leases...........           50,189           51,000             811          1.6
 Real estate-related finance..........           19,102           17,731          (1,371)        (7.2)
 Real estate..........................           19,203           39,088          19,885        103.6
 Life insurance.......................          125,767          195,484          69,717         55.4
 Other................................           20,631           22,684           2,053         10.0
                                                -------          -------         -------
   Subtotal...........................          355,831          448,616          92,785         26.1
                                                -------          -------         -------
Overseas Business Segments
 The Americas.........................           71,485           68,821          (2,664)        (3.7)
 Asia and Oceania.....................           55,750           51,220          (4,530)        (8.1)
 Europe...............................           21,966           23,811           1,845          8.4
                                                -------          -------         -------
   Subtotal...........................          149,201          143,852          (5,349)        (3.6)
                                                -------          -------         -------


                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of yen)
   Total..............................          505,032          592,468          87,436         17.3
Adjustments...........................            2,111            1,473            (638)       (30.2)
                                                -------          -------         -------
   Total consolidated revenues........      Yen 507,143      Yen 593,941      Yen 86,798         17.1
                                                =======          =======         =======

     The table below shows the amount of our profits by business segment for fiscal 1998 and 1999, as well as the amounts and percentages of the changes from fiscal 1998 to fiscal 1999.

                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of yen)
Domestic Business Segments
 Corporate finance........................    Yen 44,097      Yen 35,240       Yen  (8,857)     (20.1)
 Equipment operating leases...............         8,407           6,923            (1,484)     (17.7)
 Real estate-related finance..............       (23,071)        (11,013)           12,058         --
 Real estate..............................        (8,392)         (2,236)            6,156         --
 Life insurance...........................         5,762           3,813            (1,949)     (33.8)
 Other....................................         1,891          (4,266)           (6,157)        --
                                                  ------         -------           -------
   Subtotal...............................        28,694          28,461              (233)      (0.8)
                                                  ------         -------           -------
Overseas Business Segments
 The Americas.............................        21,263          20,590              (673)      (3.2)
 Asia and Oceania.........................        (8,441)        (11,729)           (3,288)        --
 Europe...................................        (2,123)            264             2,387         --
                                                  ------         -------           -------
   Subtotal...............................        10,699           9,125            (1,574)     (14.7)
                                                  ------         -------           -------
   Total..................................        39,393          37,586            (1,807)      (4.6)
                                                  ------         -------           -------
Adjustments...............................          (981)        (10,271)           (9,290)        --
                                                  ------         -------           -------
   Total consolidated income before
     income taxes.........................    Yen 38,412      Yen 27,315       Yen (11,097)     (28.9)
                                                  ======          ======           =======

     The table below shows the amount of our assets by business segment for fiscal 1998 and 1999, as well as the amounts and percentages of the changes from fiscal 1998 to fiscal 1999.

                                                     As of March 31,                    Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of yen)
Domestic Business Segments
 Corporate finance......................... Yen 2,233,448    Yen 2,046,516    Yen (186,932)      (8.4)
 Equipment operating leases................       103,435          109,772           6,337        6.1
 Real estate-related finance...............       649,511          573,767         (75,744)     (11.7)
 Real estate...............................       297,880          273,504         (24,376)      (8.2)
 Life insurance............................       196,378          334,836         138,458       70.5
 Other.....................................       243,607          248,872           5,265        2.2
                                                ---------        ---------        --------
   Subtotal................................     3,724,259        3,587,267        (136,992)      (3.7)
                                                ---------        ---------        --------
Overseas Business Segments
 The Americas..............................       668,742          634,101         (34,641)      (5.2)
 Asia and Oceania..........................       459,042          440,872         (18,170)      (4.0)
 Europe....................................       251,759          178,559         (73,200)     (29.1)
                                                ---------        ---------        --------
   Subtotal................................     1,379,543        1,253,532        (126,011)      (9.1)
                                                ---------        ---------        --------
   Total...................................     5,103,802        4,840,799        (263,003)      (5.2)
                                                ---------        ---------        --------
Adjustments................................      (121,602)         (65,363)         56,239         --
                                                ---------        ---------        --------
   Total consolidated operating assets..... Yen 4,982,200    Yen 4,775,436    Yen (206,764)      (4.2)
                                                =========        =========        ========

Domestic Business Segments

     Corporate Finance

     In our domestic corporate finance segment, segment profit declined 20.1%, or Yen8,857 million, from fiscal 1998 to Yen35,240 million in fiscal 1999. The balance of segment assets declined 8.4%, or Yen186,932 million, from March 31, 1998 to Yen2,046.5 billion as of March 31, 1999.

     The decline in segment profits principally reflect our recognition of substantially increased provision for doubtful receivables and possible loan losses in this segment. Substantial provisions were made for direct financing lease receivables as well as for installment loans.

     The balance of domestic direct financing leases declined, in part reflecting a lower level of new contract execution. In most areas of direct financing leases we restrained asset growth in light of adverse economic conditions. However, we substantially increased the number of automobiles under lease by 20,000 in Japan. The decline in the balance of domestic direct financing leases also reflects the securitization of Yen179,309 million in direct finance lease receivables.

     The balance of domestic loans included in our corporate finance segment increased. While Japanese banks were constrained from extending new loans due to capital adequacy considerations, we increased lending to commercial and industrial companies.

     Equipment Operating Leases

     In fiscal 1999, we recorded Yen6,923 million of profit in this segment. This represents a decrease of 17.7% from segment profit of Yen8,407 million in fiscal 1998. The balance of segment assets increased by 6.1%, or Yen6,337 million, from March 31, 1998 to Yen109,772 million as of March 31, 1999. In measuring equipment, office automation equipment and personal computer rental operations, we broadened and diversified the range of products we handle and increased technical support. However, weak demand resulted in a decline in leases of higher-margin measuring equipment, adversely affecting profitability in this segment.

     Real Estate-Related Finance

     In fiscal 1999, segment loss amounted to Yen11,013 million, compared to a loss of Yen23,071 million in fiscal 1998. Real estate-related finance assets declined 11.7%, or Yen75,744 million, from March 31, 1998 to Yen573,767 million as of March 31, 1999. During both fiscal years, we made a provision for possible loan losses on a large amount of non-performing loans to corporate customers created during Japan's bubble economy period. However, the provision for fiscal 1999 was significantly lower than the amount for fiscal 1998 because the deterioration in collateral values in fiscal 1999 was significantly less than in fiscal 1998.

     Real Estate

     In fiscal 1999, segment loss was Yen2,236 million, compared to a loss of Yen8,392 million in fiscal 1998. This improvement reflected principally increased sales of series of condominiums in fiscal 1999. In fiscal 1998 we revalued real estate assets downward by Yen5,910 million in accordance with FASB Statement 121. This revaluation resulted from declines in market values for office buildings, resort properties and other commercial real estate. The balance of real estate assets decreased 8.2%, or Yen24,376 million, from March 31, 1998 to Yen273,504 million as of March 31, 1999.

     Life Insurance Business

     Segment profits in the domestic life insurance business declined 33.8%, or Yen1,949 million, from fiscal 1998 to Yen3,813 million in fiscal 1999. While "ORIX Direct" life insurance policies for individuals grew significantly in fiscal 1999, pricing advantageous to our customers constrained our margins on these policies. In addition, in common with other Japanese insurance companies, older policies issued by ORIX Life Insurance realized lower investment income than committed rates of return on the policies. Finally, net gain on sale of securities declined in fiscal 1999 as losses on sale of equity securities offset part of the gain on bond sales by ORIX Life Insurance. The outstanding balance of segment assets increased 70.5%, or Yen138,458 million, from March 31, 1998 to Yen334,836 million as of March 31, 1999. The growth in segment assets reflected strong demand for our "ORIX Direct" policies.

     Marketable equity securities held in connection with our life insurance business declined from Yen16,804 million as of March 31, 1998 to Yen8,783 million as of March 31, 1999, as we sold Japanese equity securities.

     Other Domestic Business Segments

     The segment's results changed from a profit in fiscal 1998 of Yen1,891 million to a loss before income taxes of Yen4,266 million in fiscal 1999. Due to growing demand for ORIX Trust and Banking's "Direct Deposits" products, the outstanding balance of segment assets increased 2.2%, or Yen5,265 million from March 31, 1998 to Yen248,872 million as of March 31, 1999.

Overseas Business Segments

     The Americas

     Segment profit in the Americas declined 3.2%, or Yen673 million, from fiscal 1998 to Yen 20,590 million in fiscal 1999. ORIX's investment in the Banc One Mortgage Capital Markets, LLC. contributed significantly to segment profit, which was offset by reduced profits at ORIX Commercial Alliance. Segment assets amounted to Yen634,101 million as of March 31, 1999, down 5.2% or Yen34,641 million from March 31, 1998. Segment profit was slightly lower than in fiscal 1998 due to the decrease in gains on the sale of equity securities in affiliates.

     Asia and Oceania.

     In Asia and Oceania, we recorded a Yen11,729 million segment loss during fiscal 1999, Yen3,288 million more than in fiscal 1998. Segment assets amounted to Yen440,872 million as of March 31, 1999, down 4.0% or Yen18,170 million from March 31, 1998. Due to the effects of the Asian currency crises in the previous year, economic conditions in Asia and Oceania continue to stagnate. Amid these circumstances, we focused on preventing an expansion of losses and restrained new investment. We wrote off the remainder of our investment in Korea Development Leasing in fiscal 1999.

     Of segment assets, Yen314,172 million as of March 31, 1999 was invested in Asia. These assets included Yen130,664 million of shipping loans secured by first mortgages. Substantially all non-shipping assets in Asia are denominated in local currencies.

     Europe

     Reflecting considerable improvement in the profitability of our aircraft operating lease business, segment profit in Europe rose to Yen264 million. Due to the sale of two aircraft and other factors, segment assets amounted to Yen178, 559 million at March 31, 1999, down 29.1% from March 31, 1998.

Funding and Liquidity

     We manage our funding and liquidity by monitoring the relative maturities of assets and liabilities and by borrowing funds, primarily in the Japanese financial and capital markets but also in significant amounts overseas. Funds raised are used to fund asset growth and to meet debt obligations and other commitments, on a timely and cost-effective basis. We place a priority on the ready and rapid access to funding in order to be able to respond rapidly to client and transactional requirements. By monitoring cash flow requirements from sales and marketing activities, and the funding supply and demand balance, we seek to ensure timely and ample access to funding. The primary sources of funding are borrowings from commercial banks and other institutional lenders, commercial paper, medium term notes, straight bonds, asset-backed securitizations and other term debt.

   Diversification of Funding Sources

     We are improving our funding costs and diversifying our funding sources by taking advantage of the opportunities afforded by financial deregulation and the development of new financial markets in Japan. We have increased the share of our direct funding from the capital markets through debt offerings and reduced our reliance on borrowings from banks in recent periods. The balance of capital market instruments as a percentage of our total debt has increased from 43.4% at March 31, 1998 to 48.9% at March 31, 1999 and 56.8% at March 31, 2000.

     Japanese finance companies were allowed for the first time to issue commercial paper in the domestic market in June 1993. In the following month, ORIX became the first finance company to issue domestic commercial paper. From April

1, 1998, ORIX has been able to issue commercial paper directly to investors without the use of dealers. While the proceeds from the issuance of commercial paper and bonds previously were not permitted to be used for any loan operations, in May 1999 new legislation eliminated this restriction for some qualifying lenders. Because ORIX is a qualifying lender, it is able to issue commercial paper and bonds and use the proceeds without restriction.

     Prior to the establishment of the current regulatory regime for asset-backed securities, we issued Japan's first asset-backed securities of lease assets in January 1992. Then, in June 1992, Japan took a significant deregulatory step in enacting the Law Regarding Regulation of Business Concerning Specified Claims, etc., which came into effect in June 1993 and facilitated the securitization of lease and installment sale assets. After the Act was revised to allow asset backed commercial paper to be issued in the domestic market we issued asset-backed commercial paper, backed by lease receivables, in August 1996.

     As of March 31, 2000, our outstanding balance of unsecured domestic bonds was Yen753,700 million ($7,100 million).

     We have also sought to diversify our funding sources by developing overall financial relationships with a number of banks overseas and through securities issuances overseas, principally to fund overseas operations. Since 1992, we have established several euro medium term note programs for various ORIX entities. These programs have been integrated into one multi-issuer program which includes as issuers ORIX and a number of its overseas subsidiaries. This multi-issuer program has a limit of US$3 billion and allows these ORIX entities direct access to capital markets. The issuance of notes is determined by the funding requirements of the overseas subsidiaries and is controlled by ORIX's Treasury Department. ORIX Commercial Alliance has also issued medium term notes under a separate program with a maximum issuance limit of $2,050 million in the U.S. market and $50 million in Canadian market. As of March 31, 2000, the balance of notes issued under these medium term note programs stood at Yen328,221 million ($3,092 million). ORIX Commercial Alliance and ORIX USA have also issued commercial paper under several commercial paper programs in the U.S. market which had an aggregate balance of Yen126,213 million ($1,189 million) as of March 31, 2000.

     Short-Term Debt

     The balance of short-term debt at March 31, 2000 was Yen1,912,761 million ($18,019 million), representing 49.6% of total debt at March 31, 2000, compared to the level of 51.8% at March 31, 1999. The balance of short-term debt decreased by Yen272,222 million, or 12.5%, from March 31, 1999 to March 31, 2000. Commercial paper decreased by Yen35,965 million, or 3.5%, reflecting the decrease of commercial paper issued overseas. Other short-term debt, consisted principally of borrowings from commercial banks, decreased by Yen236,257 million, or 20.2%, from March 31, 1999 to March 31, 2000.

     Long-Term Debt

     Long-term debt at March 31, 2000 was Yen1,942,784 million ($18,302 million), representing 50.4% of total debt, compared to the level of 48.2% at March 31, 1999. The balance of long-term debt decreased by Yen93,244 million, or 4.6%, from March 31, 1999 to March 31, 2000. Most of this long-term debt consisted of borrowings from Japanese banks as well as insurance companies and other institutional lenders in Japan. Long-term debt also included borrowings from foreign institutional lenders, unsecured bonds of Yen761,253 million ($7,171 million) and medium-term notes of Yen328,221 million ($3,092 million). The balance of asset-backed securities was Yen56,034 million ($528 million) at March 31, 2000.

     Some bank loan agreements provide that we are required to obtain consent of the lenders before effecting any merger or any increase or decrease of our capital, issuing any bonds or selling or transferring any part of our business. As is typical in the Japanese market, loan agreements relating to short-term and long-term debt from Japanese banks and some insurance companies provide that we may be required to pledge our assets as collateral against these borrowings upon request by our lenders if it is reasonably necessary for them to secure their claims. To date, we have not received any requests of this kind from the lenders. In addition, our debt agreements with some banks provide that these banks have the right to offset cash deposited against any short-term or long-term debt that becomes due, and in case of default and some other specified events, against all other debt payable to the bank. Whether these provisions can be enforced will depend upon the factual circumstances. As of March 31, 2000, we paid interest at fixed rates on approximately 66.4% of our long-term debt. The rest of our long-term debt incurred interest at floating rates, principally based on LIBOR.

     We have entered into various types of interest rate contracts in managing our interest rate risk. Under interest rate swap agreements, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount. Interest rate swaps with notional principal amounts of Yen957,398 million ($9,019 million) at March 31, 2000 were designated as hedges against outstanding debt and were principally used to effectively convert the interest rate on variable rate debt to a fixed rate. This sets our fixed rate term debt borrowing cost over the life of the swap and reduces our exposure to rising interest rates but reduces our benefits from lower interest rates.

     We have also entered into foreign exchange forward contracts and foreign currency swap agreements in managing foreign exchange risk. Foreign exchange forward contracts and foreign currency swap agreements are agreements between two parties to purchase and sell a foreign currency for a price specified at the contract date, with delivery and settlement in the future. We use contracts to hedge the risk of change in foreign currency exchange rates associated with some assets and obligations denominated in foreign currencies. At March 31, 2000, we had long-term debt of Yen250,875 million ($2,363 million) denominated in foreign currencies other than functional currencies, substantially all of which were hedged by the use of these foreign exchange forward contracts and foreign currency swap agreements.

     Credit Facilities

     In common with most other Japanese corporations, we did not maintain a substantial amount of committed bank credit lines in the past, because Japan's Interest Rate Restriction Law, which imposes interest rate ceilings ranging from 15% to 20% per annum, effectively limited our ability to obtain these facilities. Under the Interest Rate Restriction Law, commitment fees payable to banks in connection with committed credit facilities constituted "interest". If there was no, or only a small, balance drawn under committed credit facilities, this "interest" could not exceed the amount permitted under the Interest Rate Restriction Law. This made it difficult for banks to provide committed credit facilities. In March 1999, new legislation eliminated these restrictions imposed by the Interest Rate Restriction Law. In fiscal 2000, we obtained short-term committed credit lines of Yen294,500 million ($2,774 million) in Japan to enhance liquidity. Total committed lines for ORIX and its subsidiaries were Yen208,054 million and Yen549,525 million ($5,177 million) at March 31, 1999 and 2000, respectively, and of these lines, Yen198,108 million and Yen509,379 million ($4,799) were available at March 31, 1999 and 2000, respectively.

     We and other Japanese companies traditionally relied for liquidity upon relationships with institutional lenders, particularly Japanese commercial banks. In order to reduce funding costs and improve diversification of funding sources, we have been cultivating borrowing relationships with a variety of institutional lenders in Japan and with a number of banks overseas, and increasing our capital markets funding both domestically and overseas. Our new capital raising operations overseas are used principally to fund our overseas operations. As a result of our efforts, the balance of capital market instruments as a percentage of our total debt and deposits has increased from 43.4% at March 31, 1998 to 48.9% at March 31, 1999 and to 56.8% at March 31,
2000.

Shareholders' Equity, Return on Assets and Return on Equity Ratios

     The table below shows, for and as of the ends of the periods indicated, some data relating to shareholder's equity, return on assets and return on equity.

                                            As or for the Year ended March 31,
                                            ----------------------------------
                                             1998          1999          2000
                                            ------        ------        ------

Shareholders' equity ratio............      5.63%          6.13%         7.97%
Return on assets......................      0.45%          0.47%         0.57%
Return on equity......................      7.63%          7.99%         8.13%

     As of March 31, 2000, shareholders' equity grew 29.8% from the previous fiscal year end, to Yen425,671 million ($4,010 million). This increase principally reflected the October 1999 public share offering - which boosted common stock and additional paid-in capital Yen38,810 million ($366 million) - increased retained earnings of Yen29,564 million ($279 million), and reduced accumulated other comprehensive loss of Yen26,133 million ($246 million). Thus, our shareholders' equity ratio rose to 7.97%, return on assets increased to 0.57% and return on equity increased to 8.13%.

     As of March 31, 1999, shareholders' equity grew 4.5% from the previous fiscal year end, to Yen327,843 million ($2,768 million). This increase principally reflected a 9.0% rise in retained earnings, to Yen298,684 million ($2,522 million). Net unrealized gains on investment in securities increased Yen1,442 million to Yen4,153 million ($35 million). In light of a weakening of Japanese stock prices, we recorded an Yen11,077 million ($94 million) write-down on those investments in securities with price declines. Cumulative translation adjustments (debit balance) increased to Yen31,703 million ($268 million), primarily due to the appreciation of the yen. Thus, our shareholders' equity ratio rose to 6.13%, return on assets increased to 0.47% and return on equity increased to 7.99%.

Item 9A.  Quantitative and Qualitative Disclosures About Market Risk

Derivatives and Other Financial Instruments

     We engage in a number of derivative transactions such as interest rate and currency swaps and, interest rate cap, floor and collar transactions. We engage in these transactions principally for hedging purposes. A derivative transaction is initiated by a staff person specifically appointed to enter into these transactions. The appointment of the staff person is made by the president of the relevant company or, in the case of ORIX, the relevant division head. This application is delivered for approval by the General Manager of ORIX's Treasury Department, or the Investment and Credit Committee. Upon approval, the transaction is carried out by an authorized member of the Treasury Department staff. In the case of the United States and a few subsidiaries, specialized staff are authorized in advance to enter into specified transactions up to specified amounts without this review process.

     The sections responsible for the execution and administration of derivative transactions are separated as part of our internal controls. The execution section analyzes its derivative portfolio and reports its findings on a quarterly basis to the General Manager of ORIX's Treasury Department. Each month, or more frequently if required, the market value of each transaction is reviewed. An authorized officer in the administrative section is responsible for receiving and confirming all documentation relating to the transaction. On a quarterly basis, the administrative section prepares reports, including copies of relevant documentation, relating to executed derivative transactions. These reports are delivered to ORIX's Audit Department to check compliance with our internal rules.

   Market Risks

     Our primary market risk exposures are to interest rate fluctuations, foreign exchange rate movements and changes in market prices for equity securities. We seek to manage market risk exposures as described under "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations--Risk Management".

     Our interest income is exposed to the risk of decreases in market interest rates. Decreases in market interest rates reduce interest income from:

     o    floating rate installment loans;

     o    investment securities yielding a floating rate of return;

     o    short-term investments; and

     o    interest rate swaps in which we receive a floating rate of interest.

     Our most significant exposure of this kind is to installment loans bearing a floating rate of interest, although we also have a significant amount of short-term investments. Most of our floating-rate installment loans and short-term investments are denominated in yen and are therefore exposed to the risk of changes in market rates of interest for financial obligations denominated in yen.

     Our interest expense is exposed to the risk of increases in market interest rates. Increases in market interest rates increase interest expense from:

     o    short-term debt;

     o    floating rate long-term debt; and

     o    interest rate swaps in which we pay a floating rate of interest.

     Our most significant exposure of this kind is to short-term debt; we customarily finance a significant portion of our operations through the issuance of commercial paper and short-term borrowings. We also have a significant amount of floating-rate long-term debt.

     Most of our short-term debt and floating-rate long-term debt is denominated in yen and is therefore exposed to the risk of changes in market rates of interest for financial obligations denominated in yen. In principle, our floating rate assets are funded by floating rate debt such as commercial paper and by way of derivative instruments.

     We have foreign-currency denominated assets and liabilities, and engage in foreign-currency denominated transactions. Although we generally seek to match the currencies in which our assets and liabilities are denominated, our attempt at matching is not comprehensive. Consequently, our profits from foreign currency denominated transactions and shareholders' equity are exposed to foreign exchange rate risks if that foreign currency denominated investments are not hedged. These risks include:

     o    the effects of changes in payment flows on foreign currency swaps;

     o changes in the yen equivalent amounts of income or expenses from transactions denominated in foreign currencies; and

     o revaluation of assets and liabilities denominated in foreign currencies or reflected in the financial statements of subsidiaries whose functional currencies are other than yen.

     We have a portfolio of equity securities, principally Japanese listed common stocks. Our shareholders' equity and net income are exposed to the risk of changes in market prices for these securities.

     In addition to the risks described above, we are exposed to market risks in relation to our direct financing leases and operating leases. Interest rate sensitivity and exchange rate sensitivity data for these leases are not required to be presented in the tables below. Substantially all of our direct financing leases and operating leases do not provide for payments that fluctuate based on changes in market rates of interest or changes in rates of currency exchange. However, changes in market rates of interest will affect the fair values of these payments in the future.

     We are also exposed to market risks in relation to insurance policies issued by ORIX Life Insurance. Interest rate sensitivity and exchange rate sensitivity data for these policies are not required to be presented in the tables below. All insurance policies issued by ORIX Life Insurance are denominated in yen. Those policies do not provide for payments that fluctuate based on market rates of interest. Our obligations under insurance policies include obligations that are based upon the occurrence of loss events. These also include obligations that are based upon essentially financial criteria, such as insurance products that are designed partially or wholly as investment products. Changes in market rates of interest may affect the fair value of our obligations under other investment-type insurance products and may affect the present value of our expected obligations (based on actuarial determinations) under other insurance products.

     The following quantitative information about the market risk of our financial instruments does not include information about financial instruments to which the requirements under FASB Statement 107 do not apply, such as investment in direct financing leases, investment in operating leases, and insurance contracts. As a result, the following information does not present all the risk of our financial instruments. We choose to present in tabular form our interest risk exposure, and provide sensitivity analysis, which presents potential losses in future earnings resulting from hypothetical changes in exchange rates, to show our foreign currency exchange rate exposure. We omitted the disclosure for trading purpose financial instruments because the amount is immaterial.

     The table of interest rate sensitivity for non-trading on-balance sheet financial instruments summarizes installment loans, interest-bearing bonds and long-and short-term debt. These instruments are further classified as fixed rate and floating rate. For on-balance sheet items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. For interest swaps of off-balance sheet items, the estimated notional principal amounts for each contractual period and the weighted average interest swap rates are disclosed. The average interest rates of financial instruments as of the end of fiscal 1999 are: 5.7% for installment loans, 3.3% for interest-bearing bonds, 2.6% for long-and short-term debt and 0.5% for deposits. The average payment rate of interest rate swaps is 3.2% and the average receipt rate is 2.1%. There is no material change in the balance and the average interest rate of financial instruments. The average interest rates of financial instruments as of the end of fiscal 2000 are: 5.7% for installment loans, 3.8% for interest-bearing bonds, 2.6% for long-and short-term debt and 0.5% for deposits. The average payment rate on interest rate swaps is 3.1% and the average receipt rate is 2.7%.

     Since we have a foreign currency transaction policy of basically keeping the same balance of foreign currency denominated assets and liabilities, there is a small amount of net exposure to foreign currency exchange risk. We are exposed to exchange risk mainly when our investment is primarily denominated in the local currency of Indonesia or other Asian countries and the source of our funding is US dollar debt. When the currencies depreciate against the US dollar, we incur foreign currency transaction losses. There is no material change in our exchange risk position from fiscal 1999 to fiscal 2000.

     We identified all positions subject to a change in the value of the foreign currency and calculated the potential loss in future earnings resulting from several hypothetical scenarios of 10% changes in related currencies. For the Indonesian Rupiah, we used a 60% change, taking into consideration the recent fluctuation in the value of the currency. The largest loss results from the scenario that both the US dollar and Japanese yen appreciate against other currencies. Based on this scenario, the exchange losses in future earnings are Yen2,890 million at the end of fiscal 1999 and Yen2,905 million ($27 million) at the end of fiscal 2000.

     The following tables contain quantitative information concerning the interest rate risk of ORIX's financial instruments.

                          Interest Rate Sensitivity
              Non-Trading On-Balance Sheet Financial Instruments

                                                          Expected maturity date                                     March 31, 2000
                     ------------------------------------------------------------------------------                     estimated
                          2001          2002         2003         2004         2005      Thereafter      Total         fair value
                     -------------  -----------  -----------  -----------  -----------  -----------  -------------   --------------
                                                                                                                     (Millions of
                                                                                                                          yen)
Asset
  Installment loans
     (fixed rate)..  Yen   242,100  Yen  54,342  Yen  33,556  Yen  35,932  Yen  31,569  Yen 123,474  Yen   520,973   Yen   520,983
  Average interest
     rate...........           3.9%         4.9%         9.1%         9.2%         7.9%         7.7%           5.8%
  Installment loans
   (floating rate).. Yen   295,702  Yen 212,553  Yen 150,859  Yen 134,818  Yen 121,290  Yen 355,244  Yen 1,270,466   Yen 1,270,466
  Average interest
     rate...........           4.8%         6.1%         5.7%         6.2%         5.8%         5.7%           5.6%
  Investment in
     securities
     (fixed rate)... Yen    25,881  Yen  21,214  Yen  28,967  Yen  55,626  Yen  51,961  Yen 339,793  Yen   523,442   Yen   531,938
  Average interest
     rate...........           4.4%         3.5%         3.9%         2.4%         2.0%         4.4%           3.8%
  Investment in
     securities
     (floating
     rate).......... Yen     6,300  Yen   5,198  Yen   4,456  Yen   4,632  Yen   1,269  Yen  40,211  Yen    62,066   Yen    62,274
  Average interest
     rate...........           6.8%         6.8%         8.1%         6.3%         5.5%         2.6%           4.1%
Liabilities
  Short-term debt... Yen 1,912,761           --           --           --           --           --  Yen 1,912,761   Yen 1,912,761
  Average interest
    rate............           1.9%          --           --           --           --           --           1.9%
Deposits............ Yen   136,788  Yen  11,685  Yen   6,450           --           --           --  Yen   154,923   Yen   155,492
  Average interest
    rate............           0.4%         0.7%         0.9%          --           --           --           0.5%
  Long-term debt
     (fixed rate)... Yen   283,945  Yen 288,863  Yen 269,059  Yen 170,354  Yen 179,541  Yen  97,708  Yen 1,289,470   Yen 1,310,703
  Average interest
     rate...........          3.7%         2.9%         2.4%         2.0%         2.3%         3.0%           2.8%
  Long-term debt
     (floating
     rate).......... Yen   196,691  Yen 169,579  Yen  78,314  Yen  37,122  Yen  93,438  Yen  78,170  Yen   653,314   Yen   653,314
  Average interest
     rate...........           4.6%         5.3%         5.0%         4.4%         2.0%         2.6%           4.2%

                                                Non-Trading Off-Balance Sheet Financial Instruments


                                                          Expected maturity date                                     March 31, 2000
                     ------------------------------------------------------------------------------                     estimated
                          2001          2002         2003         2004         2005      Thereafter      Total         fair value
                     -------------  -----------  -----------  -----------  -----------  -----------  -------------   --------------
                                                                    (Millions of yen)
 Notional amount
  (Floating to
   fixed)............ Yen  214,196  Yen 158,428  Yen  62,282  Yen  81,315  Yen  85,920  Yen 151,479  Yen   753,620   Yen    (9,325)
  Average pay rate...          3.0%         3.6%         4.8%         3.0%         4.3%         4.6%           3.8%
  Average receive
    rate.............          0.9%         1.5%         4.3%         2.6%         4.1%         3.6%           2.4%
 Notional amount
  (Fixed to
  floating).......... Yen   43,500  Yen  52,412  Yen  21,180  Yen  25,397  Yen  39,841  Yen  21,448  Yen   203,778   Yen     8,190
 Average pay rate....          0.4%         0.1%         0.2%         0.6%         0.3%         3.0%           0.6%
 Average receive
  rate...............          5.3%         3.3%         2.3%         3.1%         4.0%         4.0%           3.8%

                                                          Weighted      March 31,2000
                                                          average         estimated
                                     Notional amount    strike rate      fair value
                                     ---------------    -----------     -------------
                                                    (Millions of yen)
Caps, floors and collars-held.....      Yen 57,477          5.9%         Yen   (12)

Item 10. Directors and Officers of Registrant

     ORIX'S Board of Directors has the ultimate responsibility for the administration of our affairs. The Articles of Incorporation of ORIX provide for not less than three Directors. Directors are elected at general meetings of shareholders. The normal term of office of any Director expires within two years after his or her assumption of office, at the close of the ordinary general meeting of shareholders held to release the last settlement of accounts. The Board of Directors elects from among its members Representative Directors.

     The Articles of Incorporation of ORIX also provide for not less than three Corporate Auditors, who are elected at general meetings of shareholders. The normal term of office of any Corporate Auditor expires within three years after his or her assumption of office, at the close of the ordinary general meeting of shareholders held to release the last settlement of accounts. Under the Commercial Code of Japan and other related laws, the Corporate Auditors (at least one of whom is required to be independent of ORIX) are not required to be, and are not, certified public accountants. Corporate Auditors have the duties of supervising the administration by the Directors of ORIX's affairs and examining the financial statements and business reports that the Board of Directors submits to the general meeting of shareholders. Corporate Auditors are not entitled to vote. They are required to elect from among themselves at least one Standing Corporate Auditor.

     In addition to Corporate Auditors, ORIX must appoint independent certified public accountants, who have the statutory duties of examining the financial statements that the Board of Directors submits to the general meeting of shareholders and reporting on the financial statements to the Corporate Auditors and the Directors, and examining the financial statements to be filed with the Minister of Finance. Presently, ORIX's independent certified public accountants are Arthur Andersen.

     The Directors and Corporate Auditors of ORIX as of September 20, 2000 are as follows:

                                                                                                      Year First
            Name                                               Tile                                   Appointed
-----------------------------    --------------------------------------------------------------       ----------
Yoshihiko Miyauchi...........    Chairman and Chief Executive Officer, Representative Director           1970
Yasuhiko Fujiki..............    President and Chief Operating Officer, Representative Director          1994
Yoshiaki Ishida..............    Vice Chairman, Representative Director                                  1990
Shunsuke Takeda..............    Deputy President, Director                                              1993
Katsuo Kawanaka..............    Director                                                                1992
Teruo Isogai.................    Director                                                                1991
Takeshi Sato.................    Director                                                                1997
Hiroaki Nishina..............    Director                                                                1993
Tatsuya Tamura...............    Director; Representative Director and Chairman, A.T. Kearney
                                 K. K.; Director (Non Executive), The Suruga Bank, Ltd.                  1999
Akira Miyahara...............    Director; Vice Chairman of the Board, Fuji Xerox Co., Ltd.              1999
Hiroshi Nakamura.............    Standing Corporate Auditor                                              2000
Naoaki Fujiyama..............    Corporate Auditor                                                       1998
Yasuo Hama...................    Corporate Auditor                                                       1998
Hirotaka Takeuchi............    Corporate Auditor; Dean Hitotsubashi University, Graduate
                                 School of International Corporate Strategy                              2000

     Mr. Yoshinori Yokoyama, a director of McKinsey & Company, Inc., serves as an advisor to the Board of Directors.

     In June 1998, ORIX introduced a corporate executive officer system to help separate strategic decision-making functions from day-to-day administrative operations. As a result, the Board of Directors now has responsibility for strategic management decisions, while corporate executive officers are responsible for implementing those decisions. In addition, ORIX created a Group Corporate Executive Officer Committee to promote the sharing of management information.

     The Corporate Executive Officers of ORIX as of September [To Come] 2000 are as follows:

Name                                   Title and Areas of Duties
-----------------------------------    ------------------------------------------------------------------------------
Yoshihiko Miyauchi.................    Chairman and Chief Executive Officer
Yasuhiko Fujiki....................    President and Chief Operating Officer
Yoshiaki Ishida....................    Vice Chairman
Shunsuke Takeda....................    Deputy President and Chief Financial Officer, Investment Banking
                                       Headquarters
Katsuo Kawanaka....................    Corporate Executive Vice President, Tokyo Sales Headquarters
Teruo Isogai.......................    Corporate Executive Vice President, Kinki (Osaka) Sales
                                       Headquarters
Takeshi Sato.......................    Corporate Senior Vice President, International Headquarters
Hiroaki Nishina....................    Corporate Senior Vice President, Real Estate Business Headquarters,
                                       President of ORIX Real Estate Corporation
Kenji Kajiwara.....................    Corporate Senior Vice President
Masahiro Matono....................    Corporate Senior Vice President, District Sales Headquarters
Hiroyuki Harada....................    Corporate Senior Vice President, Credit Department
Hiroshi Nakajima...................    Corporate Executive Officer, Head of Compliance, General Affairs
                                       Department
Yoshio Ono.........................    Corporate Executive Officer, International Headquarters, Regional Chief
                                       Executive, Americas Region
Akira Fukushima....................    Corporate Executive Officer, President of ORIX Auto Leasing
                                       Corporation
Masaru Hattori.....................    Corporate Executive Officer, Office of Assistant to the President, Office of
                                       Corporate Planning, Accounting Department
Nobuyuki Kobayashi.................    Corporate Executive Officer, IT Business Headquarters, PFS Department,
                                       President of ORIX Computer Systems Corporation, President of ORIX Call
                                       Center Corporation
Shunji Sasaki......................    Corporate Executive Officer, President of ORIX Rentec
                                       Corporation
Shinobu Shiraishi..................    Corporate Executive Officer, President of ORIX Life Insurance
                                       Corporation
Masaaki Tashiro....................    Corporate Executive Officer, Real Estate Finance Headquarters,
                                       President of ORIX Asset Management and Loan Services
                                       Corporation
Tamio Umaki........................    Corporate Executive Officer, District Sales Headquarters
Kozo Endo..........................    Corporate Executive Officer, Kinki (Osaka) Sales Headquarters
Shintaro Agata.....................    Corporate Executive Officer, Treasury Department

     With the exception of Mr. Endo and Mr. Agata, who were appointed in 2000, and Mr. Nakamura and Mr. Umaki, who were appointed in 1999, all other Corporate Executive Officers were appointed in 1998 when the program was first established. Except for Mr. Tamura and Mr. Miyahara, all of our directors are engaged in our business on a full-time basis.

Item 11.   Compensation of Directors and Officers

     During fiscal 1999, the executive compensation paid to ORIX's Directors and Corporate Auditors excluding stock options and warrants amounted to approximately Yen478 million ($4.5 million) in the aggregate. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. At the Shareholders' Meeting held on June 29, 2000, the shareholders approved bonuses for the Directors and Corporate Auditors in the amounts of Yen86 million and Yen3 million, respectively, for fiscal 2001.

     To ensure greater management transparency, we established an Executive Appointment and Compensation Committee in June 1999. This committee includes independent directors as well as our internally appointed representative directors. The independent directors will appoint the chairman of the committee. The committee recommends to the Board of Directors candidates for directors, auditors and corporate executive officers. The committee also recommends to the Board an executive remuneration and evaluation system as well as the executive remuneration and other compensation scales.

Item 12.   Options to Purchase Securities from Registrant or Subsidiaries

     The following table shows the names of Directors, and Corporate Executive Officers who received stock options, and the number of shares for which they were granted options, under the 1997, 1998, 1999 and 2000 stock option plans.

                                                                          1997 stock     1998 stock     1999 stock     2000 stock
       Name                                 Title                         option plan    option plan    option plan    option plan
--------------------   -----------------------------------------------    -----------    -----------    -----------    -----------
Yoshihiko Miyauchi.    Chairman and Chief Executive Officer                  20,000         20,000         20,000         30,000
Yasuhiko Fujiki....    President and Chief Operating Officer                  5,000          5,000          7,000         15,000
Yoshiaki Ishida....    Vice Chairman                                         12,000         12,000         12,000         17,000
Shunsuke Takeda....    Deputy President and Chief Financial Officer           7,000          7,000          9,000         13,000
Katsuo Kawanaka....    Director and Corporate Executive Vice President        7,000          7,000          9,000         11,000
Teruo Isogai.......    Director and Corporate Executive Vice President        7,000          7,000          9,000         11,000
Takeshi Sato.......    Director and Corporate Senior Vice President           5,000          5,000          7,000          9,000
Hiroaki Nishina....    Director and Corporate Senior Vice President           5,000          5,000          5,000          8,000
Tatsuya Tamura.....    Director                                                                                            1,000
Akira Miyahara.....    Director                                                                                            1,000
Kenji Kajiwara.....    Corporate Senior Vice President                        5,000          5,000          5,000          7,500
Masahiro Matono....    Corporate Senior Vice President                        5,000          5,000          5,000          7,500
Hiroyuki Harada....    Corporate Senior Vice President                        5,000          5,000          5,000          7,500
Hiroshi Nakajima...    Corporate Executive Officer                            5,000          5,000          5,000          7,000
Yoshio Ono.........    Corporate Executive Officer                            5,000          5,000          5,000          7,000
Akira Fukushima....    Corporate Executive Officer                            5,000          5,000            --             --
Masaru Hattori.....    Corporate Executive Officer                              --           4,000          5,000          6,000
Nobuyuki Kobayashi.    Corporate Executive Officer                              --           4,000          5,000          6,000
Masaaki Tashiro....    Corporate Executive Officer                              --           3,000          5,000          6,000
Tamio Umaki........    Corporate Executive Officer                              --             --           4,000          5,000
Kozo Endo..........    Corporate Executive Officer                              --             --             --           3,500
Shintaro Agata.....    Corporate Executive Officer                              --             --             --           3,500

     Former Directors and employees of ORIX were granted options for an aggregate of 64,000 shares under the 1997 Stock Option Plan, 28,000 shares under the 1998 Stock Option Plan, and 20,000 shares under the 1999 Stock Option Plan.

     As of March 31, 2000, we had 9,503 full-time employees, an increase of 5.2% from 9,037 as of March 31, 1999. We consider our labor relations to be excellent. None of ORIX's employees are represented by a union while employees of some of ORIX's subsidiaries and affiliates are represented by unions. The mandatory retirement age for ORIX's employees is 60, and varies for ORIX's subsidiaries and affiliates. ORIX announced in June 1999 an early voluntary retirement program which is available to ORIX employees who are at least 54 years old. Employees who take advantage of this program receive their accrued retirement package plus an incentive premium.

     ORIX and some of our subsidiaries have established contributory and non-contributory funded pension plans covering substantially all of their employees other than directors and corporate auditors. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of these payments are determined on the basis of length of service and remuneration at the time of termination. ORIX's funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In addition, directors and corporate auditors of ORIX and some subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. Total provisions (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were Yen3,019 million, Yen2,942 million and Yen3,431 million ($32 million) in fiscal 1998, 1999 and 2000, respectively.

Stock Option and Warrant Plans

     ORIX has adopted various employee incentive plans. The purpose of ORIX's stock option and warrant plans is to enhance the awareness of the option holders of the link between management, corporate performance and stock price, and, in this way, improve the business results of ORIX. These plans are administered by the General Affairs Department of ORIX.

   2000 Stock Option Plan

     At the ordinary general meeting of shareholders in June 2000, ORIX's shareholders approved the 2000 Stock Option Plan, under which 316,700 shares were purchased from the open market and are held by ORIX reserved for transfer to 10 Directors and 11 Corporate Executive Officers and 456 employees of ORIX upon the exercise of their options. As of July 2000, none of the options under the 2000 Stock Option Plan had been exercised.

     The exercise price of the options is Yen16,272 per share. The options under the 2000 stock option plan were granted after the acquisition of the shares by ORIX and can be exercised up to June 29, 2010. Options granted under the 2000 stock option plan generally expire one year after the termination of the option holder's service with ORIX. The options may not be transferred other than by will or by the laws of descent and distribution.

   1999 Stock Option Plan

     At the ordinary general meeting of shareholders in June 1999, ORIX's shareholders approved the 1999 Stock Option Plan, under which 145,000 shares were purchased from the open market and are held by ORIX reserved for transfer to nine Directors and 12 employees of ORIX upon the exercise of their options. As of July 2000, none of the options under the 1999 Stock Option Plan had been exercised.

     The exercise price of the options is Yen10,393 per share, adjusted on April 1, 2000 to reflect the subdivision of each of common stock into 1.2 shares which was implemented on May 19, 2000. The options under the 1999 stock option plan were granted after the acquisition of the shares by ORIX and can be exercised up to June 29, 2009. Options granted under the 1999 stock option plan generally expire one year after the termination of the option holder's service with ORIX. The options may not be transferred other than by will or by the laws of descent and distribution.

     The stock options are immediately exercisable when those individuals who have been granted options enter into a stock option contract with ORIX. However, individuals who may take advantage of some specified tax exemptions under Japanese tax laws may not exercise their options for two years from the date the options are approved by ORIX's shareholders.

   1998 Stock Option Plan

     In June 1998, the ordinary general meeting of shareholders of ORIX approved the 1998 stock option plan, under which 146,000 shares were purchased from the open market and are held by ORIX reserved for transfer to 18 Directors and six employees, including two Officers, of ORIX upon the exercise of their options. As of July 2000, options to purchase 11,000 shares under the 1998 Stock Option Plan had been exercised.

     The exercise price of the options is Yen7,784 per Share, adjusted on April 1, 2000 to reflect the share subdivision which was implemented on May 19, 2000. The options under the 1998 stock option plan were granted after the acquisition of the shares by ORIX and can be exercised up to ten years after this date. Options granted under the 1998 stock option plan generally expire one year after the termination of the option holder's service with ORIX. The options may not be transferred other than by will or by the laws of descent and distribution.

     The stock options are immediately exercisable when those individuals who have been granted options enter into a stock option contract with ORIX. However, individuals who may take advantage of some specified tax exemptions under Japanese tax laws may not exercise their options for two years from the date the options are approved by ORIX's shareholders.

   1997 Stock Option Plan

     In June 1997, the ordinary general meeting of shareholders of ORIX approved the 1997 stock option plan, under which 168,000 shares were purchased from the open market and are held by ORIX reserved for transfer to Directors and employees of ORIX upon the exercise of their options. As of July 2000, options to purchase 66,000 shares under the 1997 stock option plan had been exercised.

     The exercise price of the options is Yen7,665 per Share, adjusted on April 1, 2000 to reflect the share subdivision which was implemented on May 19, 2000. The options under the 1997 stock option plan were granted after the acquisition of shares by ORIX and can be exercised up to five years after this date. Options granted under the 1997 stock option plan generally expire one year after the termination of the option holder's service with ORIX. The options may not be transferred other than by will or by the laws of descent and distribution.

     The stock options are immediately exercisable when those individuals who have been granted options enter into a stock option contract with ORIX.

   2000 Warrant Plan

     In August 2000, the Board of Directors of ORIX approved the 2000 warrant plan under which warrants to purchase 126,143 shares were granted or sold to Corporate Auditors and some employees of ORIX, excluding employees who are option holders under the 2000 Stock Option Plan, and to directors, corporate auditors and some employees of certain subsidiaries by repurchasing warrants attached to bonds with warrants to be issued by ORIX during fiscal 2001.

     The exercise price of the warrants is Yen14,090 per Share. A warrant may be exercised up to September 6, 2004. Warrants granted under the 2000 warrant plan generally expire one year after the termination of the warrant holder's service with ORIX. The warrants may not be transferred other than by will or by the laws of descent and distribution.

   1999 Warrant Plan

     In May 1999, the Board of Directors approved the 1999 warrant plan, under which warrants to purchase approximately 302,484 shares were granted or sold to Corporate Auditors and some employees of ORIX, excluding employees who are option holders under the 1999 Stock Option Plan, and directors and auditors of some of ORIX's subsidiaries.

     The exercise price of the warrants is Yen 11,291 per Share. A warrant may be exercised between November 30, 1999 and November 4, 2003. As of July, 2000, warrants to purchase 32,743 shares under the 1999 warrant plan had been exercised. Warrants granted under the 1999 warrant plan generally expire one year after the termination of the warrant holder's service with ORIX. The warrants may not be transferred other than by will or by the laws of descent and distribution.

     The exercise price of the warrants was adjusted on April 1, 2000 to reflect the share subdivision implemented on May 19, 2000.

   1998 Warrant Plan

     In October 1998, the Board of Directors of ORIX approved the 1998 warrant plan, under which warrants to purchase 315,593 shares were granted or sold to Corporate Auditors and some employees of ORIX, excluding employees who are option holders under the 1998 Stock Option Plan, and directors of some of ORIX's subsidiaries.

     The exercise price of the warrants is Yen6,885 per Share. A warrant may be exercised between November 30, 1998 and November 5, 2002. As of July, 2000, warrants to purchase 200,353 shares under the 1998 warrant plan had been exercised. Warrants granted under the 1998 warrant plan generally expire one year after the termination of the warrant holder's service with ORIX. The warrants may not be transferred other than by will or by the laws of descent and distribution.

     The exercise price of the warrants was adjusted on April 1, 2000 to reflect the share subdivision implemented on May 19, 2000.

   1997 Warrant Plan

     In September 1997, the Board of Directors of ORIX approved the 1997 warrant plan, under which warrants to purchase 311,110 shares were granted or sold to Corporate Auditors and some employees of ORIX, excluding employees who are option holders under the 1997 stock option plan, and directors of some of ORIX's subsidiaries. On November

4, 1997, ORIX issued bonds with warrants attached and then repurchased the detached warrants for purposes of granting them under the 1997 Warrant Plan. As of July, 2000, warrants to purchase 221,310 shares under the 1997 Warrant Plan had been exercised.

     The exercise price of the warrants is Yen7,939 per Share. A warrant may be exercised between November 7, 1997 and October 23, 2001. Warrants granted under the 1997 warrant plan generally expire one year after the termination of the warrant holder's service with ORIX. The warrants may not be transferred other than by will or by the laws of descent and distribution.

     The exercise price of the warrants was adjusted on April 1, 2000 to reflect the share subdivision implemented on May 19, 2000.

Item 13. Interest of Management in Certain Transactions

     None.


                                    PART II


Item 14. Description of Securities to be Registered

     Not applicable.


                                   PART III


Item 15. Defaults upon Senior Securities

     None.



Item 16.   Changes in Securities and Changes in Security for Registered
Securities

     In May 2000, ORIX implemented the subdivision of each of common stock registered on its register of shareholders as of March 31, 2000 into 1.2 shares.


                                    PART IV


Item 17.   Financial Statements

     ORIX has elected to provide financial statements and related information pursuant to Item 18.

Item 18.   Financial Statements

     The consolidated financial statements of ORIX and the report thereon by its independent auditors listed below are attached hereto as follows:

     (a) Report of Independent Public Accountants (page F-2)

     (b) Consolidated Balance Sheets as of March 31, 1999 and 2000 (page F-3)
     (c) Consolidated Statements of Income for the years ended March 31, 1998, 1999, and 2000 (page F-4)
     (d) Consolidated Statements of Shareholders' Equity for the years ended March 31, 1998, 1999 and 2000 (page F-5)
     (e) Consolidated Statements of Cash Flows for the years ended March 31, 1998, 1999 and 2000 (page F-6)
     (f) Notes to Consolidated Financial Statements (pages F-7 to F-40)

Item 19. Financial Statements and Exhibits

Financial Statements

     (a) Consolidated Balance Sheets as of March 31, 1999 and 2000
     (b) Consolidated Statements of Income for the years ended March 31, 1998, 1999 and 2000
     (c) Consolidated Statements of Shareholders' Equity for the years ended March 31, 1998, 1999 and 2000
     (d) Consolidated Statements of Cash Flows for the years ended March 31, 1998, 1999 and 2000
     (e) Notes to Consolidated Financial Statements

Exhibits

      None.

                                  SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, ORIX Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized in Tokyo, Japan, on September 22, 2000.


                                       ORIX CORPORATION


                                       By:  /s/ Masaru Hattori
                                          ----------------------------------
                                          Name:  Masaru Hattori
                                          Title: Attorney-in-Fact
                                                 Corporate Executive Officer

98000/800/TPST/fpgs.ed

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Public Accountants................................    F-2
Consolidated Balance Sheets as of March 31, 1999 and 2000...............    F-3
Consolidated Statements of Income For the Years Ended March 31,
  1998, 1999 and 2000...................................................    F-4
Consolidated Statements of Shareholders' Equity For the Years
  Ended March 31, 1998, 1999 and 2000...................................    F-5
Consolidated Statements of Cash Flows For the Years Ended
  March 31, 1998, 1999 and 2000.........................................    F-6
  Notes to Consolidated Financial Statements............................    F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of ORIX Corporation:

     We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 1999 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000, expressed in Japanese Yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

     Also, in our opinion, the translated amounts in the accompanying consolidated financial statements translated into U.S. dollars have been computed on the basis set forth in Note 1 (v).


/s/ ARTHUR ANDERSEN

Tokyo, Japan
May 17, 2000

                          CONSOLIDATED BALANCE SHEETS
           ORIX Corporation and Subsidiaries March 31, 1999 and 2000

                                                                           1999            2000            2000
                                                                     ---------------------------------------------
                                                                             Millions of Yen          Thousands of
                                                                                                      U.S. dollars
                                                                     ---------------------------------------------
ASSETS
Cash and Cash Equivalents........................................    Yen   252,290   Yen   265,956     $ 2,505,473
Restricted Cash and Cash Equivalents.............................            2,250          13,666         128,742
Time Deposits....................................................            8,861           7,698          72,520
Investment in Direct Financing Leases............................        1,952,842       1,744,953      16,438,559
Installment Loans................................................        1,761,887       1,791,439      16,876,486
Allowance for Doubtful Receivables on
  Direct Financing Leases and Possible Loan Losses...............         (132,606)       (136,939)     (1,290,052)
Investment in Operating Leases...................................          411,156         397,576       3,745,417
Investment in Securities.........................................          576,206         758,381       7,144,428
Other Operating Assets...........................................           73,345          72,472         682,732
Investment in Affiliates.........................................           77,160          63,312         596,439
Other Receivables................................................           67,540          70,345         662,694
Advances.........................................................           62,079          89,676         844,805
Prepaid Expenses.................................................           24,584          24,813         233,754
Office Facilities................................................           78,355          74,770         704,381
Other Assets.....................................................          131,687         103,424         974,319
                                                                     -------------   -------------     -----------
                                                                     Yen 5,347,636   Yen 5,341,542     $50,320,697
                                                                     =============   =============     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Short-Term Debt..................................................    Yen 2,184,983   Yen 1,912,761     $18,019,416
Deposits.........................................................           53,269         154,923       1,459,472
Trade Notes and Accounts Payable.................................          165,019         151,477       1,427,009
Accrued Expenses.................................................           63,364          72,733         685,191
Policy Liabilities...............................................          356,541         494,443       4,657,965
Income Taxes:
  Current........................................................            9,054           5,688          53,585
  Deferred.......................................................          106,497         135,218       1,273,839
Deposits from Lessees............................................           45,038          45,844         431,879
Long-Term Debt...................................................        2,036,028       1,942,784      18,302,252
                                                                     -------------   -------------     -----------
      Total liabilities..........................................        5,019,793       4,915,871      46,310,608
                                                                     -------------   -------------     -----------

Commitments and Contingent Liabilities

Shareholders' Equity:
  Common stock, par value Yen 50 per share:
  authorized         259,000,000 shares
  issued             64,870,299 shares in 1999 and
                     68,630,294 shares in 2000...................           20,180          41,688         392,727
  Additional paid-in capital.....................................           37,464          59,285         558,502
  Legal reserve..................................................            1,860           1,970          18,559
  Retained earnings..............................................          298,684         328,248       3,092,303
  Accumulated other comprehensive loss...........................          (27,550)         (1,417)        (13,349)
  Treasury stock, at cost:
  314,247 shares in 1999 and 402,223 shares in 2000..............           (2,795)         (4,103)        (38,653)
                                                                     -------------   -------------     -----------
                                                                           327,843         425,671       4,010,089
                                                                     -------------   -------------     -----------
                                                                     Yen 5,347,636   Yen 5,341,542     $50,320,697
                                                                     =============   =============     ===========

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                        CONSOLIDATED STATEMENTS OF INCOME
             ORIX Corporation and Subsidiaries For the Years Ended
                         March 31, 1998, 1999 and 2000


                                                                 1998            1999              2000              2000
                                                             -----------------------------------------------------------------
                                                                             Millions of Yen                     Thousands of
                                                                                                                 U.S. dollars
                                                             -----------------------------------------------------------------
Revenues:
 Direct financing leases.................................     Yen 149,369     Yen 143,170       Yen 130,798        $1,232,200
 Operating leases........................................          97,668          92,407           100,503           946,802
 Interest on loans and investment securities.............          95,033         100,480            97,390           917,475
 Brokerage commissions and gains on investment
  securities.............................................           8,071           7,381            19,700           185,586
 Life insurance premiums and related investment
  income.................................................         126,031         196,259           205,829         1,939,039
 Interest income on deposits.............................           3,429           6,695             3,884            36,590
 Other operating revenues................................          27,542          47,549            58,409           550,250
                                                              -----------     -----------       -----------        ----------
   Total revenues........................................         507,143         593,941           616,513         5,807,942
                                                              -----------     -----------       -----------        ----------
Expenses:
 Interest expense........................................         142,177         140,846           115,038         1,083,731
 Depreciation--operating leases..........................          59,222          57,405            60,750           572,303
 Life insurance costs....................................         115,876         186,775           193,664         1,824,437
 Other operating expenses................................          13,841          31,522            38,302           360,829
 Selling, general and administrative expenses............          79,671          82,395            90,961           856,910
 Provision for doubtful receivables and possible loan
  losses.................................................          49,434          51,845            45,573           429,326
 Write-downs of long-lived assets........................           8,752             644             7,881            74,244
 Write-downs of securities...............................             858          11,077            12,297           115,846
 Foreign currency transaction loss (gain), net...........           6,271             390              (839)           (7,904)
                                                              -----------     -----------       -----------        ----------
   Total expenses........................................         476,102         562,899           563,627         5,309,722
                                                              -----------     -----------       -----------        ----------
Operating Income.........................................          31,041          31,042            52,886           498,220
Equity in Net Income (Loss) of and Gain (Loss) on Sales
 of Affiliates (Yen 6,825 million gain in 1998, Yen 3,978
 million gain in 1999 and Yen 1,503 million ($14,159
 thousand) loss in 2000).................................           7,371          (3,727)             (838)           (7,895)
                                                              -----------     -----------       -----------        ----------
Income before Income Taxes...............................          38,412          27,315            52,048           490,325
Provision for Income Taxes...............................          14,681           1,694            21,406           201,658
                                                              -----------     -----------       -----------        ----------
Net Income...............................................     Yen  23,731     Yen  25,621       Yen  30,642        $  288,667
                                                              ===========     ===========       ===========        ==========

Amounts per Share of Common Stock:                                                 Yen                           U.S. dollars
                                                              ----------------------------------------------------------------
  Net income Basic (Notes 1 (x) and 16)..................     Yen  305.33     Yen  330.43       Yen  385.27             $3.63
             Diluted (Notes 1 (x) and 16)................          305.33          330.43            377.02              3.55
  Cash dividends.........................................           15.00           15.00             15.00              0.14

The accompanying notes to consolidated financial statements are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
             ORIX Corporation and Subsidiaries For the Years Ended
                         March 31, 1998, 1999 and 2000


                                                                         1998           1999            2000             2000
                                                                     ------------------------------------------------------------
                                                                                   Millions of Yen                   Thousands of
                                                                                                                     U.S. dollars
                                                                     ------------------------------------------------------------
Common Stock:
  Beginning balance (64,870,299 shares).........................     Yen  20,180     Yen  20,180     Yen  20,180     $   190,108
  Common stock issued in public offering (3,300,000 shares).....              --              --          19,856         187,056
  Exercise of warrants (357,175 shares).........................              --              --           1,647          15,516
  Common stock issued for acquisitions of minority interests
    of subsidiaries (102,820 shares)............................              --              --               5              47
                                                                     -----------     -----------     -----------     -----------
  Ending balance (68,630,294 shares in 2000)....................     Yen  20,180     Yen  20,180     Yen  41,688     $   392,727
                                                                     -----------     -----------     -----------     -----------
Additional Paid-in Capital:
  Beginning balance.............................................     Yen  37,093     Yen  37,303     Yen  37,464     $  352,935
  Compensation cost of stock option granted.....................              49              --              --              --
  Value ascribed to warrants attached to 0.1% bonds issued......             161              --              --              --
  Value ascribed to warrants attached to 1.925% bonds issued....              --             161              --              --
  Value ascribed to warrants attached to 1.22% bonds issued.....              --              --             333           3,137
  Common stock issued in public offering........................              --              --          18,954         178,559
  Exercise of warrants and stock options........................              --              --           1,504          14,168
  Common stock issued for acquisitions of minority interests
    of subsidiaries.............................................              --              --           1,030           9,703
                                                                     -----------     -----------     -----------     -----------
  Ending balance................................................     Yen  37,303     Yen  37,464     Yen  59,285     $   558,502
                                                                     -----------     -----------     -----------     -----------
Legal Reserve:
  Beginning balance.............................................     Yen   1,640     Yen   1,750     Yen   1,860     $    17,523
  Transfer from retained earnings...............................             110             110             110           1,036
                                                                     -----------     -----------     -----------     -----------
  Ending balance................................................     Yen   1,750     Yen   1,860     Yen   1,970     $    18,559
                                                                     -----------     -----------     -----------     -----------
Retained Earnings:
  Beginning balance.............................................     Yen 251,496     Yen 274,144     Yen 298,684     $ 2,813,792
  Cash dividends................................................            (973)           (971)           (968)         (9,120)
  Transfer to legal reserve.....................................            (110)           (110)           (110)         (1,036)
  Net income....................................................          23,731          25,621          30,642         288,667
                                                                     -----------     -----------     -----------     -----------
  Ending balance................................................     Yen 274,144     Yen 298,684     Yen 328,248     $ 3,092,303
                                                                     -----------     -----------     -----------     -----------
Accumulated Other Comprehensive Loss:
  Beginning balance.............................................     Yen  (1,825)    Yen (18,079)    Yen (27,550)    $  (259,539)
  Net increase (decrease) in net unrealized gains
    on investment in securities.................................          (9,931)          1,442          41,551         391,437
  Net increase in minimum pension liability adjustments.........              --              --          (3,485)        (32,831)
  Net decrease in cumulative translation adjustments............          (6,323)        (10,913)        (11,933)       (112,416)
                                                                     -----------     -----------     -----------     -----------
  Ending balance................................................     Yen (18,079)    Yen (27,550)    Yen  (1,417)    $   (13,349)
                                                                     -----------     -----------     -----------     -----------
Treasury Stock:
  Beginning balance.............................................     Yen      --     Yen  (1,477)    Yen  (2,795)    $   (26,331)
  Purchases of treasury stock ..................................          (1,477)         (1,318)         (1,811)        (17,061)
  Exercise of stock options.....................................              --              --             503           4,739
                                                                     -----------     -----------     -----------     -----------
  Ending balance................................................     Yen  (1,477)    Yen  (2,795)    Yen  (4,103)    $   (38,653)
                                                                     -----------     -----------     -----------     -----------
Total Shareholders' Equity:
  Beginning balance.............................................     Yen 308,584     Yen 313,821     Yen 327,843     $ 3,088,488
  Increase, net.................................................           5,237          14,022          97,828         921,601
                                                                     -----------     -----------     -----------     -----------
  Ending balance................................................     Yen 313,821     Yen 327,843     Yen 425,671     $   534,857

Summary of Comprehensive Income:
  Net income....................................................     Yen  23,731     Yen  25,621     Yen  30,642     $   288,667
  Other comprehensive income (loss).............................         (16,254)         (9,471)         26,133         246,190
                                                                     -----------     -----------     -----------     -----------
  Comprehensive income..........................................     Yen   7,477     Yen  16,150     Yen  56,775     $   534,857
                                                                     ===========     ===========     ===========     ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             ORIX Corporation and Subsidiaries For the Years Ended
                         March 31, 1998, 1999 and 2000

                                                                   1998            1999              2000          2000
                                                             --------------------------------------------------------------
                                                                             Millions of Yen                   Thousands of
                                                                                                               U.S. dollars
                                                             --------------------------------------------------------------
Cash Flows from Operating Activities:
  Net income.................................................. Yen     23,731  Yen     25,621  Yen     30,642  $   288,667
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization...........................         90,245          88,914          93,203      878,031
      Provision for doubtful receivables and possible
        loan losses...........................................         49,434          51,845          45,573      429,326
      Increase in policy liabilities..........................         72,432         135,086         137,902    1,299,124
      Deferred income taxes, net..............................          1,664         (10,346)          6,464       60,895
      Equity in net (income) loss of and (gain) loss on
        sales of affiliates...................................         (7,371)          3,727             838        7,895
      Gains on sales of available-for-sale securities.........         (5,775)         (5,276)        (13,893)    (130,881)
      Write-downs of long-lived assets........................          8,752             644           7,881       74,244
      Write-downs of securities...............................            858          11,077          12,297      115,846
      Increase (decrease) in accrued expenses.................         12,461            (898)         11,886      111,974
      Increase (decrease) in deposits from lessees............          2,053          (4,477)          1,828       17,221
      Net increase in restricted cash and cash equivalents....             --          (2,250)        (11,702)    (110,240)
      Other, net..............................................         (1,924)         (6,913)         (4,288)     (40,396)
                                                               --------------    ------------  --------------  -----------
          Net cash provided by operating activities...........        246,560         286,754         318,631    3,001,706
                                                               --------------    ------------  --------------  -----------
Cash Flows from Investing Activities:
  Purchases of lease equipment, including advance payments....     (1,221,978)     (1,034,901)     (1,022,279)  (9,630,513)
  Principal payments received under direct financing leases...        859,795         894,692         710,485    6,693,217
  Net proceeds from securitization of lease and loan
    receivables...............................................         44,127         224,960         185,530    1,747,810
  Installment loans made to customers.........................       (696,031)       (706,758)       (801,959)  (7,554,960)
  Principal collected on installment loans....................        614,779         635,022         681,908    6,424,004
  Proceeds from sales of operating lease assets...............         60,032          45,150          37,013      348,686
  Investment in and dividends received from affiliates, net...        (11,676)         (1,592)         (8,945)     (84,268)
  Proceeds from sales of affiliates...........................         14,611          10,877           2,881       27,141
  Purchases of available-for-sale securities..................       (198,693)       (301,575)       (263,679)  (2,484,023)
  Proceeds from sales of available-for-sale securities........        177,832         182,338         177,157    1,668,931
  Maturities of available-for-sale securities.................          5,634          38,345          18,403      173,368
  Maturities of held-to-maturity securities...................             --              --           3,089       29,100
  Purchases of other securities...............................        (92,078)        (54,902)        (14,382)    (135,488)
  Proceeds from sales of other securities.....................         67,754          46,242           3,759       35,412
  Other, net..................................................         (7,349)         (3,944)         (1,839)     (17,325)
                                                               --------------    ------------  --------------  -----------
          Net cash used in investing activities...............       (383,241)        (26,046)       (292,858)  (2,758,908)
                                                               --------------    ------------  --------------  -----------
Cash Flows from Financing Activities:
  Repayment of short-term debt, net...........................        (68,667)       (278,186)       (248,386)  (2,339,953)
  (Repayment of) proceeds from commercial paper, net..........         90,189         (76,143)        (16,426)    (154,743)
  Proceeds from long-term debt................................        620,973         567,166         722,069    6,802,346
  Repayment of long-term debt.................................       (321,043)       (525,534)       (604,360)  (5,693,453)
  Net increase in deposits due to customers...................             --          45,353         101,654      957,645
  Issuance of common stock....................................             --              --          41,346      389,505
  Purchases of treasury stock.................................         (1,477)         (1,318)         (1,811)     (17,061)
  Dividends paid..............................................           (973)           (971)           (968)      (9,120)
  Other, net..................................................            210             161             829        7,811
                                                               --------------    ------------  --------------  -----------
          Net cash provided by (used in) financing
            activities........................................        319,212        (269,472)         (6,053)     (57,023)
                                                               --------------    ------------  --------------  -----------
Effect of Exchange Rate Changes on Cash and Cash Equivalents..         (3,207)         (7,161)         (6,054)     (57,033)
                                                               --------------    ------------  --------------  -----------
Net Increase (Decrease) in Cash and Cash Equivalents..........        179,324         (15,925)         13,666      128,742
Cash and Cash Equivalents at Beginning of Year................         88,891         268,215         252,290    2,376,731
                                                               --------------    ------------  --------------  -----------
Cash and Cash Equivalents at End of Year...................... Yen    268,215    Yen  252,290  Yen    265,956  $ 2,505,473
                                                               ==============    ============  ==============  ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       ORIX Corporation and Subsidiaries


1.  SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     In preparing the accompanying consolidated financial statements, ORIX Corporation (the Company) and its subsidiaries have complied with accounting principles generally accepted in the United States of America, modified for the accounting for stock splits (see (l)). Significant accounting and reporting policies are summarized as follows:

     (a) Basis of presenting financial statements

     The Company and its domestic subsidiaries maintain their books in conformity with Japanese income tax laws and accounting practices, which differ in certain respects from accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect certain adjustments. The principal adjustments relate to accounting for direct financing leases (see (e)), additional provisions for doubtful receivables on direct financing leases and possible loan losses, impairment of long-lived assets and long-lived assets to be disposed of, translation of current and non-current assets and liabilities denominated in foreign currencies at the exchange rates prevailing as of each balance sheet date, adoption of the straight-line method of depreciation for operating lease equipment, accounting for pension plans, accounting for investment in securities, deferral of life insurance policy acquisition cost and an additional provision for policy liabilities, and a reflection of the income tax effect on such adjustments.

     (b) Principles of consolidation

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in 20%-50% owned affiliates are accounted for by using the equity method.

     All significant intercompany accounts and transactions have been eliminated in consolidation.

     The excess of cost over the underlying equity at acquisition dates of investments in subsidiaries and affiliates is being amortized over periods ranging from 5 to 25 years.

     (c) Use of estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (d) Foreign currencies translation

     The Company and its subsidiaries maintain their accounting records in their functional currency.

     Transactions in foreign currencies are recorded in the entity's functional currency based on the prevailing exchange rates on the transaction date.

     The financial statements of foreign subsidiaries and affiliates are translated into Japanese Yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the foreign subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Cumulative translation adjustments reflected in accumulated other comprehensive loss in shareholders' equity are from translation of foreign currency financial statements into Japanese Yen.

     (e) Recognition of revenues

     Direct financing leases--Direct financing leases consist of full-payout leases of various equipment, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Certain direct lease origination costs ("initial direct costs") are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and direct finance lease origination cost is computed using the interest method.

     Installment loans--Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees ("loan origination costs, net"), are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan's yield using the interest method.

     Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal (see Note 7).

     Non-accrual policy--Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest is past due 180 days or more, or earlier, if management believes their collectibility is doubtful.

     Operating leases--Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues.

     Brokerage commissions and gains on investment securities--Brokerage commissions and gains on investment securities are recorded on a trade date basis.

     Life insurance--Life insurance premiums are reported as earned when due from policyholders.

     (f) Allowance for doubtful receivables on direct financing leases and possible loan losses

     The allowance for doubtful receivables on direct financing leases and possible loan losses is maintained at a level which, in the judgment of management, is adequate to provide for potential losses on lease and loan portfolios that can be reasonably anticipated. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and non-accruals. Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal.

     Under FASB Statement No. 114 ("Accounting by Creditors for Impairment of a Loan"), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment is measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans) and lease receivables, are exempt from this measuring. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

     (g) Investment in securities

     Trading securities are reported at fair value with unrealized gains and losses included in income.

     Available-for-sale securities are reported at fair value. In principle, the Company and its subsidiaries recognize losses related to securities for which the market price has been below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than one year or if there has been a significant deterioration in a bond issuer's credit rating, an issuer's default or similar event. However, if the Company has a significant long-term business relationship with the investee, management considers the probability of the market value recovering within the following 12 months. As part of this review, the investee's operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If management believes, based on this review, that the market value of an equity security may realistically be expected to recover, the loss will continue to be classified as temporary. Temporary declines in market value are recorded through other comprehensive income (loss), net of applicable income taxes. If after an additional 12 months the market value is still significantly below the acquisition cost, the loss will be considered other than temporary and the decline in market value charged to income.

     Held-to-maturity securities are recorded at amortized cost.

     (h) Derivative financial instruments

     Hedge criteria include demonstrating how the hedge will reduce risk, identifying the asset or liability being hedged and citing the time horizon being hedged.

     Trading instruments--Certain subsidiaries use futures, forward and option contracts and other similar types of contracts based on interest rates, foreign exchange rates, equity indices and other. Trading instruments used for trading purposes are recorded in the consolidated balance sheets at fair value at the reporting date. Gains, losses and unrealized changes in fair values from trading instruments are recognized in brokerage commissions and gains on investment securities in the fiscal year in which they occur.

     Risk management instruments--The Company and certain subsidiaries primarily utilize foreign currency swaps and forward exchange contracts to hedge the exposure to foreign currency fluctuations associated with certain foreign currency assets and liabilities. Gains and losses in the forward exchange contracts and foreign currency swaps designated as hedges are recognized based on changes in the value of the related hedged asset or liability. Realized or unrealized gains or losses in instruments that hedge net capital exposures are recorded in shareholders' equity as foreign currency translation adjustments, which is a part of accumulated other comprehensive loss. All other foreign exchange contracts are marked to market and gains or losses are charged to earnings. The Company and certain subsidiaries also enter into interest rate swap agreements and purchase interest rate option contracts (caps, floors and collars) to reduce interest rate risks and to modify the interest rate characteristics of financing transactions. For these hedging instruments, the accrual method of accounting is used where interest income or expense on the hedging instruments is accrued and recorded as an adjustment to the interest income or expense related to the hedged item. Premiums paid for interest rate options are deferred as other assets and amortized to interest income over the term of the options.

     If a hedging derivative contract is terminated early, any resulting gain or loss is charged to earnings. And if the assets or liabilities hedged are sold or otherwise disposed of, the related gains and losses on the terminated derivative contracts are recognized as a component of the gain or loss on disposition of the related assets or liabilities.

     Notional amounts and credit exposures of derivatives--The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives contracts. The Company and certain subsidiaries are exposed to credit-related losses in the event of non-performance by counterparties.

     (i) Income taxes

     Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period. Deferred income tax assets have been recognized on the net operating loss carryforwards of certain subsidiaries.

     (j) Policy liabilities

     Policy liabilities of the life insurance operations for future policy benefits are computed by the net level premium method, based upon estimated future investment yields, withdrawals, mortality and other assumptions appropriate at the time the policies were issued. The average rates of assumed investment yields are 4.4%, 3.7% and 3.3% for fiscal 1998, 1999 and 2000, respectively.

     (k) Capitalization of interest costs

     The Company and certain subsidiaries capitalized interest costs of Yen 1,041 million, Yen 966 million and Yen 2,132 million ($20,085 thousand) in fiscal 1998, 1999 and 2000, respectively, related to specific long-term development projects.

     (l) Stock splits

     Stock splits have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code. No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.

     In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings amounts equal to the fair market value of the shares issued and by increasing additional paid-in capital by the excess of the market value over par value of the shares issued. Had such stock splits in prior years been accounted for in this manner, additional paid-in capital as of March 31, 2000 would have increased by approximately Yen 24,674 million ($232,445 thousand), with a corresponding decrease in retained earnings; total shareholders' equity would have remained unchanged. A stock split to be implemented on May 19, 2000 (see Note 16) was excluded from the above pro forma information because the stock split is not considered to be stock dividends under generally accepted accounting principles in the United States of America.

     (m) Cash and cash equivalents

     Cash and cash equivalents include cash on hand, deposits placed with bank and short-term highly liquid investments with original maturities of three months or less.

     (n) Restricted cash and cash equivalents

     Restricted cash and cash equivalents consist of cash and securities trusts for the segregation of assets under an investor protection fund in a certain domestic subsidiary and deposits related to servicing agreements in a certain foreign subsidiary.

     (o) Other operating assets

     Other operating assets consist primarily of business assets, including golf courses, hotels and training facilities.

     (p) Other receivables

     Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts and receivables from the sale of lease assets.

     (q) Advances

     Advances include advance payments made in relation to purchases of assets to be leased, advance and/or progress payments for acquisition of real estate for sale.

     (r) Office facilities

     Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is Yen 17,482 million and Yen 17,666 million ($166,425 thousand) as of March 31, 1999 and 2000, respectively.

     (s) Other assets

     Other assets consist primarily of the unamortized excess of purchase prices over the net assets acquired in acquisitions of Yen 14,431 million and Yen 14,388 million ($135,544 thousand) as of March 31, 1999 and 2000, respectively, deferred insurance acquisition costs, which are amortized over the contract periods, and leasehold deposits.

     (t) Impairment of long-lived assets

     Long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed, by using undiscounted future cash flows expected to be generated by the assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During fiscal 1998, 1999 and 2000, the Company and certain subsidiaries wrote down certain real estate development projects included in investment in operating leases and advances in the consolidated balance sheets to their fair values. And an impairment loss is recognized by using the amount by which the carrying amount of the asset exceeds the fair value of assets determined by external appraisal.

     (u) Advertising

     The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 1998, 1999 and 2000 are Yen 2,973 million, Yen 4,860 million and Yen 6,916 million ($65,153 thousand), respectively.

     (v) Financial statements presentation in U.S. dollars

     The translation of the Japanese Yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2000, which was Yen 106.15 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese Yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

     (w) New accounting pronouncement

     In June 1998, FASB Statement No. 133 ("Accounting for Derivative Instruments and Hedging Activities") was issued. FASB Statement No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. This Statement amends portions of FASB Statements No. 52 and No. 107. It supersedes FASB Statements No. 80, No. 105 and No. 119. This Statement is effective for fiscal years beginning after June 15, 1999. However, FASB Statement No. 137 ("Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133") was issued in June 1999, to defer the effective date of FASB Statement No. 133 to fiscal years beginning after June 15, 2000. The expected impact of the adoption of this Statement is not known and cannot be reasonably estimated until further study is completed.

     (x) Earnings per share

     Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of shares of common stock outstanding in each period and diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     EPS is adjusted for any stock split and stock dividend retroactively.

     (y) Reclassifications

     Certain amounts in the 1998 and 1999 consolidated financial statements have been reclassified to conform with the 2000 presentation.

2.  ACQUISITIONS

     In June 1997, the Company purchased contract receivables of Yen 288 billion from Crown Leasing Corporation, which is in bankruptcy, consisting of direct financing leases of Yen 257 billion and loan contracts of Yen 31 billion. The purchase price was Yen 254 billion, which was adjusted based on the outstanding remaining contract receivables as of May 31, 1997 and other conditions provided for in the agreement.

     On March 31, 1998, the Company agreed in principle to acquire all the shares of common stock of Yamaichi Trust & Bank, Ltd., the name of which was subsequently changed to ORIX Trust and Banking Corporation, from Yamaichi Securities Co., Ltd. on the closing date of April 28, 1998. On April 28, 1998, as scheduled, the Company completed the share acquisition of Yamaichi Trust & Bank, Ltd., which had approximately Yen 68 billion in assets. This acquisition was accounted for under the purchase method, and net assets acquired were Yen 13.5 billion. The balance sheet of Yamaichi Trust & Bank, Ltd. as of March 31, 1998 was included in the consolidated financial statements, as the acquisition was substantially completed by that date. The excess of the net assets acquired over the purchase price, was approximately Yen 4.4 billion, which is being amortized over five years on a straight-line basis.

3.  CASH FLOW INFORMATION

     Cash payments for interest and income taxes during fiscal 1998, 1999 and 2000 are as follows:

                     1998           1999           2000             2000
                  ----------------------------------------------------------
                               Millions of Yen                  Thousands of
                                                                U.S. dollars
                  ----------------------------------------------------------
Interest......    Yen 135,563    Yen 146,073    Yen 119,285       $1,123,740
Income Taxes..         15,358          6,904         17,785          167,546


4.  INVESTMENT IN DIRECT FINANCING LEASES

     Investment in direct financing leases at March 31, 1999 and 2000 consists of the following:

                                         1999            2000          2000
                                    -------------------------------------------
                                           Millions of Yen         Thousands of
                                                                   U.S. dollars
                                    -------------------------------------------
Minimum lease payments receivable.. Yen 2,107,393   Yen 1,889,224   $17,797,683
Estimated residual value...........        52,368          49,965       470,702
Initial direct costs...............        29,374          26,042       245,332
Unearned lease income..............      (236,293)       (220,278)   (2,075,158)
                                    -------------   -------------   -----------
                                    Yen 1,952,842   Yen 1,744,953   $16,438,559
                                    =============   =============   ===========

     Minimum lease payments receivable (including guaranteed residual values) are due in periodic installments through 2022. At March 31, 2000, the amounts due in each of the next five years and thereafter are as follows:

                                                       Thousands of
Year ending March 31               Millions of Yen     U.S. dollars
--------------------               --------------------------------

2001........................        Yen   629,871       $ 5,933,782
2002........................              483,156         4,551,635
2003........................              341,198         3,214,301
2004........................              225,720         2,126,425
2005........................               99,230           934,809
Thereafter..................              110,049         1,036,731
                                    -------------       -----------
    Total...................        Yen 1,889,224       $17,797,683
                                    =============       ===========

     During fiscal 1998, a subsidiary entered into a securitization and a revolving securitization arrangement whereby the subsidiary securitizes selected contracts on a monthly basis. During fiscal 1999 and 2000, the subsidiary securitized Yen 20,731 million and Yen 29,918 million ($281,846 thousand) principal balance of its receivables, respectively. As of March 31, 1999 and 2000, the securitized receivables had an unpaid principal balance outstanding of Yen 35,707 million and Yen 34,292 million ($323,052 thousand), respectively, which is excluded from the consolidated financial statements. In connection with these transactions, as of March 31, 1999 and 2000, Yen 2,512 million and Yen 2,236 million ($21,065 thousand), respectively, of cash collateral was required and is included in other receivables in the consolidated balance sheets. The subsidiary's exposure is limited to the amount of the servicing assets, the excess spread assets and the balance of the required cash collateral which aggregate Yen 3,824 million and Yen 3,489 million ($32,869 thousand) at March 31, 1999 and 2000, respectively, and are included in other receivables in the consolidated balance sheets.

     In fiscal 2000, the subsidiary entered into another securitization. The payables under securitized lease receivables of Yen 48,580 million ($457,654 thousand) are included in long-term debt, the minimum lease payment receivables of Yen 47,817 million ($450,466 thousand) and cash collateral of Yen 2,936 million ($27,659 thousand) are included in investment in direct financing leases and other assets in the consolidated balance sheets as of March 31, 2000, respectively.

     During fiscal 1999 and 2000, the Company and another subsidiary securitized Yen 202,806 million and Yen 290,748 million ($2,739 million) principal balance of their receivables, respectively. As of March 31, 1999 and 2000, cash collateral and excess spread assets amounted to Yen 5,018 million and Yen 189 million, Yen 8,675 million ($81,724 thousand) and Yen 0, respectively, which are included in other receivables in the consolidated balance sheets, and the securitized receivables had an unpaid principal balance outstanding of Yen 199,542 million and Yen 319, 652 million ($3,011 million), which are excluded from the consolidated balance sheets.
Among these transactions, as the servicing fees adequately compensate the Company, no servicing asset or liability has been recorded.

     Under a securitization introduced by the Company and another subsidiary in fiscal 1998 and 1999, the payables under securitized lease receivables of Yen 194,243 million and Yen 7,454 million ($70,221 thousand) are included in long-term debt, the minimum lease payments receivable of Yen 223,179 million and Yen 9,790 million ($92,228 thousand) are included in investment in direct financing leases in the consolidated balance sheets as of March 31, 1999 and 2000, respectively.

     Gains and losses from the disposition of direct financing lease assets are not significant for fiscal 1998, 1999 and 2000.

5.  INVESTMENT IN OPERATING LEASES

     Investment in operating leases at March 31, 1999 and 2000 consists of the following:

                              Years          1999          2000          2000
                           -----------   ---------------------------------------
                            Weighted
                             average         Millions of Yen        Thousands of
                           useful life                              U.S. dollars
                           -----------   ---------------------------------------
Transportation equipment...     12       Yen 255,745   Yen 234,831   $2,212,256
Measuring equipment and
  personal computers.......      3           106,889       109,533    1,031,870
Real estate and other......     40           192,239       204,503    1,926,548
                                         -----------   -----------   ----------
                                             554,873       548,867    5,170,674
Accumulated depreciation...                 (156,073)     (165,018)  (1,554,574)
                                         -----------   -----------   ----------
  Net......................                  398,800       383,849    3,616,100
Rental receivables.........                   12,356        13,727      129,317
                                         -----------   -----------   ----------
                                         Yen 411,156   Yen 397,576   $3,745,417
                                         ===========   ===========   ==========

     For fiscal 1998, 1999 and 2000, gains from the disposition of operating lease assets are Yen 1,298 million, Yen 2,356 million and Yen 4,144 million ($39,039 thousand), respectively, and are included in operating lease revenues in the consolidated statements of income.

     The operating lease contracts include non-cancelable lease terms ranging from one month to nine years. The minimum future rentals on non-cancelable operating leases are as follows:

                                                         Thousands of
Year ending March 31                Millions of Yen      U.S. dollars
--------------------                ---------------      ------------
2001........................          Yen  40,969          $385,954
2002........................               26,980           254,169
2003........................               15,676           147,678
2004........................                8,816            83,052
2005........................                5,818            54,809
Thereafter..................                5,007            47,169
                                      -----------          --------
    Total...................          Yen 103,266          $972,831
                                      ===========          ========

6.  INSTALLMENT LOANS

     The composition of installment loans by domicile and type of borrowers at March 31, 1999 and 2000 is as follows:

                                           1999           2000         2000
                                     ------------------------------------------
                                                                   Thousands of
                                           Millions of Yen         U.S. dollars
                                     ------------------------------------------
Domestic borrowers:
 Consumers--
   Housing loans.................... Yen   411,215  Yen   396,748  $ 3,737,617
   Card loans.......................       118,347        121,272    1,142,459
   Other............................        43,663         56,461      531,898
                                     -------------  -------------  -----------
                                           573,225        574,481    5,411,974
                                     -------------  -------------  -----------
 Commercial--
   Real estate related companies....       188,085        203,537    1,917,447
   Commercial and industrial
     companies......................       614,988        657,355    6,192,699
                                     -------------  -------------  -----------
                                           803,073        860,892    8,110,146
                                     -------------  -------------  -----------
                                         1,376,298      1,435,373   13,522,120
Foreign commercial, industrial
  and other borrowers...............       368,661        337,754    3,181,856
Loan origination costs, net.........        16,928         18,312      172,510
                                     -------------  -------------  -----------
                                     Yen 1,761,887  Yen 1,791,439  $16,876,486
                                     =============  =============  ===========

     In principle, all domestic installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

     At March 31, 2000, the contractual maturities of installment loans for each of the next five years and thereafter are as follows:

                                                        Thousands of
Year ending March 31                Millions of Yen     U.S. dollars
--------------------                ---------------     ------------
2001........................        Yen   532,334       $ 5,014,922
2002........................              262,948         2,477,136
2003........................              181,645         1,711,211
2004........................              168,755         1,589,779
2005........................              151,600         1,428,168
Thereafter..................              475,845         4,482,760
                                    -------------       -----------
    Total...................        Yen 1,773,127       $16,703,976
                                    =============       ===========

     Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of Yen 79,486 million, Yen 88,003 million and Yen 83,321 million ($784,936 thousand) for fiscal 1998, 1999 and 2000, respectively.

7. ALLOWANCE FOR DOUBTFUL RECEIVABLES ON DIRECT FINANCING LEASES AND POSSIBLE LOAN LOSSES

     Changes in the allowance for doubtful receivables on direct financing leases and possible loan losses for fiscal 1998, 1999 and 2000 are as follows:

                                            1998          1999          2000         2000
                                        ----------------------------------------------------
                                                                                Thousands of
                                                      Millions of Yen           U.S. dollars
                                        ----------------------------------------------------
Beginning balance...................    Yen 117,567   Yen 145,741   Yen 132,606   $1,249,232
Provisions charged to income........         49,434        51,845        45,573      429,326
Charge-offs.........................        (24,019)      (70,705)      (37,697)    (355,129)
Recoveries..........................            680           399           354        3,335
Other*..............................          2,079         5,326        (3,897)     (36,712)
                                        -----------   -----------   -----------   ----------
Ending balance......................    Yen 145,741   Yen 132,606   Yen 136,939   $1,290,052
                                        ===========   ===========   ===========   ==========

*Other includes foreign currency translation adjustments and the effect of acquisitions.


     The balance of the allowance broken down into direct financing leases and installment loans at March 31, 1999 and 2000 are as follows:

                                        1999          2000           2000
                                    ----------------------------------------
                                                                Thousands of
                                        Millions of Yen         U.S. dollars
                                    ----------------------------------------
Balance of allowance related to:
  Direct financing leases........   Yen  23,867   Yen  35,783   $   337,099
  Installment loans..............       108,739       101,156       952,953
                                    -----------   -----------   -----------
    Total........................   Yen 132,606   Yen 136,939   $ 1,290,052
                                    ===========   ===========   ===========

     The recorded investments in loans considered impaired are Yen 130,226 million and Yen 125,921 million ($1,186 million) as of March 31, 1999 and 2000, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of Yen 114,525 million and Yen 83,408 million ($785,756 thousand) as of March 31, 1999 and 2000, respectively. The Company and its subsidiaries recorded a valuation allowance of Yen 62,109 million and Yen 51,791 million ($487,904 thousand) as of March 31, 1999 and 2000, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and possible loan losses in the accompanying consolidated balance sheets.

     The average recorded investments in impaired loans for fiscal 1998, 1999 and 2000 were Yen 181,074 million, Yen 170,838 million and Yen 128,658 million ($1,212 million), respectively.

     The Company and its subsidiaries recognized interest income on impaired loans of Yen 1,551 million, Yen 1,577 million and Yen 1,429 million ($13,462 thousand), and collected in cash interest on impaired loans of Yen 1,288 million, Yen 1,297 million and Yen 1,061 million ($9,995 thousand) in fiscal 1998, 1999 and 2000, respectively.

     As of March 31, 1999 and 2000, the Company and its subsidiaries suspended income recognition pursuant to its non-accrual policy on investment in direct financing leases of Yen 41,565 million and Yen 43,047 million ($405,530 thousand), and on installment loans other than impaired loans of Yen 89,869 million and Yen 84,550 million ($796,514 thousand), respectively.

8.  INVESTMENT IN SECURITIES

     Investment in securities at March 31, 1999 and 2000 consists of the following:

                                     1999           2000         2000
                                 ----------------------------------------
                                                             Thousands of
                                       Millions of Yen       U.S. dollars
                                 ----------------------------------------
Trading securities............   Yen     414   Yen     390   $     3,674
Available-for-sale securities.       507,510       689,638     6,496,825
Held-to-maturity securities...        16,542        11,404       107,433
Other securities..............        51,740        56,949       536,496
                                 -----------   -----------   -----------
                                 Yen 576,206   Yen 758,381   $ 7,144,428
                                 ===========   ===========   ===========

     Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities (see Note 17). For fiscal 1998, 1999 and 2000, net unrealized holding losses on trading securities are Yen 5 million, Yen 1 million, and Yen 3 million ($28 thousand), respectively.

     During fiscal 1998 and 1999, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of Yen 177,832 million and Yen 182,338 million, resulting in gross realized gains of Yen 9,951 million and Yen 6,801 million and gross realized losses of Yen 4,176 million and Yen 1,525 million, respectively. During fiscal 2000, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of Yen 177,157 million ($1,669 million), resulting in gross realized gains of Yen 17,726 million ($166,990 thousand) and gross realized losses of Yen 3,833 million ($36,109 thousand). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

     During fiscal 1998, 1999 and 2000, the Company and its subsidiaries charged losses on securities of Yen 858 million, Yen 11,077 million and Yen 12,297 million ($115,846 thousand), respectively, to income for declines in market value of available-for-sale securities where the decline was classified as other than temporary.

     Other securities consist mainly of non-marketable equity securities carried at cost and investment funds accounted for under the equity method.

     The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at March 31, 1999 and 2000 are as follows:

                                                              Gross        Gross
                                                            unrealize    unrealized
              March 31, 1999                Amortized cost    gains        losses      Fair value
              --------------                -----------------------------------------------------
                                                            Millions of Yen
                                            -----------------------------------------------------
Available-for-sale:
Japanese and foreign government bond
  securities...............................  Yen  20,930   Yen     86   Yen    (415)  Yen  20,601
Japanese prefectural and foreign
  municipal bond securities................       20,215          561          (308)       20,468
Corporate debt securities..................      408,041        8,783       (18,071)      398,753
Mortgage-backed and other asset-backed
  securities...............................        7,345           --          (550)        6,795
Funds in trust.............................        5,574        1,016          (462)        6,128
Equity securities..........................       38,202       21,910        (5,347)       54,765
                                             -----------   ----------   -----------   -----------
                                             Yen 500,307   Yen 32,356   Yen (25,153)  Yen 507,510
                                             ===========   ==========   ==========    ===========
Held-to-maturity:
Corporate debt securities..................  Yen  16,542   Yen     --   Yen    (27)   Yen  16,515
                                             -----------   ----------   -----------   -----------
                                             Yen  16,542   Yen     --   Yen    (27)   Yen  16,515
                                             ===========   ==========   ==========    ===========

                                                              Gross        Gross
                                                            unrealize    unrealized
              March 31, 1999                Amortized cost    gains        losses      Fair value
              --------------                -----------------------------------------------------
                                                            Millions of Yen
                                            -----------------------------------------------------
Available-for-sale:
 Japanese and foreign government bond
   securities..............................  Yen  12,970   Yen     87   Yen    (162)  Yen  12,895
 Japanese prefectural and foreign
   municipal bond securities...............       32,304          781           (64)       33,021
 Corporate debt securities.................      474,559       12,410        (4,552)      482,417
 Mortgage-backed and other asset-backed
   securities..............................       54,271        1,643        (1,439)       54,475
 Funds in trust............................        2,000          479            --         2,479
 Equity securities.........................       36,344       73,534        (5,527)      104,351
                                             -----------   ----------   -----------   -----------
                                             Yen 612,448   Yen 88,934   Yen (11,744)  Yen 689,638
                                             ===========   ==========   ==========    ===========
Held-to-maturity:
 Corporate debt securities.................  Yen  11,404   Yen     --   Yen      --   Yen  11,404
                                             -----------   ----------   -----------   -----------
                                             Yen  11,404   Yen     --   Yen      --   Yen  11,404
                                             ===========   ==========   ==========    ===========


                                                              Gross        Gross
                                                            unrealize    unrealized
              March 31, 1999                Amortized cost    gains        losses      Fair value
              --------------                -----------------------------------------------------
                                                           Thousands of U.S. dollars
                                            -----------------------------------------------------
Available-for-sale:
 Japanese and foreign government bond
   securities..............................  $   122,185   $      820   $    (1,526)  $   121,479
 Japanese prefectural and foreign
   municipal bond securities...............      304,324        7,357          (603)      311,078
 Corporate debt securities.................    4,470,646      116,910       (42,883)    4,544,673
 Mortgage-backed and other asset-backed
   securities..............................      511,267       15,478       (13,556)      513,189
 Funds in trust............................       18,842        4,512            --        23,354
 Equity securities.........................      342,383      692,737       (52,068)      983,052
                                             -----------   ----------   -----------   -----------
                                             $ 5,769,647   $  837,814   $  (110,636)  $ 6,496,825
                                             ===========   ==========   ===========   ===========
Held-to-maturity:
 Corporate debt securities.................  $   107,433   $       --   $        --   $   107,433
                                             -----------   ----------   -----------   -----------
                                             $   107,433   $       --   $        --   $   107,433
                                             ===========   ==========   ===========   ===========

     The following is a summary of the contractual maturities of debt securities classified as available-for-sale and held- to-maturity securities held at March 31, 2000:

                                           Amortized cost  Fair value  Amortized cost  Fair value
                                           ------------------------------------------------------
                                                Millions of Yen         Thousands of U.S. dollars
                                           ------------------------------------------------------
Available-for-sale:
 Due within one year.......................  Yen  32,181   Yen 32,774   $   303,165   $   308,752
 Due after one to five years...............      173,323      179,960     1,632,812     1,695,337
 Due after five to ten years...............      234,382      234,448     2,208,027     2,208,648
 Due after ten years.......................      134,218      135,626     1,264,418     1,277,682
                                             -----------   ----------   -----------   -----------
                                             Yen 574,104  Yen 582,808   $ 5,408,422   $ 5,490,419
                                             ===========   ==========   ===========   ===========
Held-to-maturity:
 Due after ten years.......................  Yen  11,404  Yen  11,404   $   107,433   $   107,433
                                             -----------   ----------   -----------   -----------
                                             Yen  11,404  Yen  11,404   $   107,433   $   107,433
                                             ===========   ==========   ===========   ===========

     Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

     Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

     Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of Yen 15,547 million, Yen 12,477 million and Yen 14,069 million ($132,539 thousand) for fiscal 1998, 1999 and 2000, respectively.

9.  INVESTMENT IN AFFILIATES

     Investment in affiliates at March 31, 1999 and 2000 consists of the following:

                                      1999          2000         2000
                                    --------------------------------------
                                                             Thousands of
                                       Millions of Yen        U.S. dollars
                                    --------------------------------------
Common stock, at equity value..     Yen 57,592   Yen 51,869    $ 488,639
Loans..........................         19,568       11,443      107,800
                                    ----------   ----------    ---------
                                    Yen 77,160   Yen 63,312    $ 596,439
                                    ==========   ==========    =========

     Certain Asia and Oceania affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to Yen 1,107 million and Yen 1,467 million as of March 31, 1999, respectively, and Yen 1,040 million ($9,797 thousand) and Yen 644 million ($6,067 thousand) as of March 31, 2000, respectively.

     In fiscal 1998, 1999 and 2000, the Company received dividends from affiliates of Yen 3,428 million, Yen 825 million and Yen 1,091 million ($10,278 thousand), respectively.

     During fiscal 1999, the Company wrote down its investment in Korea Development Leasing Corporation (KDLC) to zero and unrealized loss of cumulative translation adjustments of Yen 5,205 million were charged to income as KDLC had negative equity and the Company was not in a position to exert influence over KDLC's operations. Accordingly, KDLC was excluded from the table for fiscal 1999.

     During fiscal 2000, the Company reduced its shareholding in KDLC from 26% to 1% and increased its shareholding in Banc One Mortgage Capital Markets, LLC. from 45% to 100%, the name of which was subsequently changed to ORIX Real Estate Capital Markets, LLC (ORECM). Accordingly, KDLC and ORECM are excluded from the table for fiscal 2000.

     Combined and condensed financial information with respect to the major affiliates (KDLC, Stockton Holdings Limited--30% owned, Bradesco Leasing S.A. Arrendamento Mercantil--25% owned and ORECM) accounted for by the equity method is as follows.

                                   1998         1999         2000       2000
                              --------------------------------------------------
                                                                    Thousands of
                                          Millions of Yen           U.S. dollars
                              --------------------------------------------------
Operations:
  Total revenues............. Yen 107,983  Yen  50,453  Yen  54,563  $  514,018
  Income before income taxes.       4,107       13,235        2,293      21,602
  Net income.................       6,188       12,177        1,532      14,432
Financial position:
  Total assets...............     886,093      393,589      356,742   3,360,735
  Total liabilities..........     770,001      296,210      276,799   2,607,621
  Shareholders' equity.......     116,092       97,379       79,943     753,114

     The Company had no significant transactions with these companies.

     On May 9, 2000, the Company agreed to sell the shares of Bradesco Leasing S.A. Arrendamento Mercantil. This sale will not have a significant impact on results of operations.

10.  SHORT-TERM AND LONG-TERM DEBT

     Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

     The composition of short-term debt and the weighted average interest rate on short-term debt at March 31, 1999 and 2000 are as follows:

                                                          March 31, 1999
                                                   -----------------------------
                                                                      Weighted
                                                   Millions of Yen  average rate
                                                   -----------------------------
Short-term debt in Japan, mainly from banks........ Yen   889,412        1.4%
Short-term debt outside Japan, mainly from banks...       282,170        6.5%
Commercial paper in Japan..........................       826,150        0.6%
Commercial paper outside Japan.....................       187,251        5.6%
                                                    -------------
                                                    Yen 2,184,983        2.1%
                                                    =============

                                                                 March 31, 2000
                                                   -------------------------------------------
                                                                    Thousands of    Weighted
                                                   Millions of Yen  U.S. dollars  average rate
                                                   -------------------------------------------
Short-term debt in Japan, mainly from banks........ Yen   674,708   $  6,356,175       1.5%
Short-term debt outside Japan, mainly from banks...       260,617      2,455,177       6.1%
Commercial paper in Japan..........................       851,223      8,019,058       0.2%
Commercial paper outside Japan.....................       126,213      1,189,006       6.7%
                                                    -------------   ------------
                                                    Yen 1,912,761   $ 18,019,416       1.9%
                                                    =============   ============

     In fiscal 2000, the Company obtained short-term committed credit lines of Yen 294,500 million ($2,774 million) in Japan to enhance liquidity as stipulated in the Commitment Line Law that came into effect in March 1999.

     Total committed lines for the Company and subsidiaries were Yen 208,054 million and Yen 549,525 million ($5,177 million) at March 31, 1999 and 2000, respectively, and of these lines, Yen 198,108 million and Yen 509,379 million ($4,799 million) were available at March 31, 1999 and 2000, respectively. Of the total committed lines, Yen 61,302 million ($578 million) were long-term committed credit lines at March 31, 1999 and 2000.

     While Yen 144,895 million and Yen 436,505 million ($4,112 million) of the committed lines at March 31, 1999 and 2000 were for commercial paper backup purposes, no borrowings have been made under these lines.

     Long-term debt at March 31, 1999 and 2000 consists of the following:

                                                           March 31, 1999
                                                    --------------------------
                                                       Due     Millions of Yen
                                                    --------------------------
Commercial banks:
  Fixed rate: 1.6% to 9.3%........................  2000-2005  Yen   240,913
  Floating rate: principally based on LIBOR
    plus 0.2% to 1.1%.............................  2000-2009        165,323
Government-sponsored agencies in Japan:
  Fixed rate: 4.2% to 6.2%........................  2000-2007         10,313
  Floating rate: principally based on LIBOR
    plus 0.0% to 0.1%.............................  2000-2003         48,607
Insurance companies and others:
  Fixed rate: 1.1% to 9.0%........................  2000-2009        375,908
  Floating rate: principally based on LIBOR
    plus 0.0% to 0.5%.............................  2000-2008        173,352
Unsecured 1.4% to 8.5% bonds......................  2000-2013        569,590
Unsecured 0.1% to 1.9% bonds with warrants........  2002-2003          5,200
Unsecured notes under medium-term note program:
  0.8% to 7.3%....................................  2000-2009        244,591
  Zero Coupon.....................................  2000-2006          7,988
Payables under securitized lease receivables,
  floating rate based on LIBOR plus 0.3% to 0.7%..  2002             194,243
                                                               -------------
                                                               Yen 2,036,028
                                                               =============

                                                              March 31, 2000
                                                 ----------------------------------------
                                                                             Thousands of
                                                    Due     Millions of Yen  U.S. dollars
                                                 ----------------------------------------
Commercial banks:
  Fixed rate: 1.6% to 9.9%.....................  2001-2005   Yen   143,890   $ 1,355,536
  Floating rate: principally based on LIBOR
    plus 0.3% to 0.6%..........................  2001-2009         106,266     1,001,093
Government-sponsored agencies in Japan:
  Fixed rate: 4.2% to 6.2%.....................  2001-2007           7,931        74,715
  Floating rate: principally based on LIBOR
    plus 0.0% to 0.1%..........................  2001-2003          41,522       391,163
Insurance companies and others:
 Fixed rate: 0.8% to 9.4%......................  2001-2009         330,219     3,110,871
 Floating rate: principally based on LIBOR
   plus 0.0% to 0.5%...........................  2001-2008         167,448     1,577,466
Unsecured 1.1% to 8.5% bonds...................  2001-2013         712,553     6,712,699
Unsecured 0.4% convertible notes...............  2005               40,000       376,825
Unsecured 0.1% to 1.9% bonds with warrants.....  2002-2004           8,700        81,959
Unsecured notes under medium-term note program:
  0.1% to 8.2%.................................  2001-2010         316,733     2,983,825
  Zero Coupon..................................  2001-2006          11,488       108,224
Payables under securitized lease receivables,
  0.7% to 7.8%.................................  2001-2004          56,034       527,876
                                                             -------------   -----------
                                                             Yen 1,942,784   $18,302,252
                                                             =============   ===========

     The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2000 is as follows:

                                                        Thousands of
Year ending March 31                Millions of Yen     U.S. dollars
--------------------                --------------------------------
2001........................         Yen   480,636       $ 4,527,894
2002........................               458,442         4,318,813
2003........................               347,373         3,272,473
2004........................               207,476         1,954,555
2005........................               272,979         2,571,634
Thereafter..................               175,878         1,656,883
                                     -------------       -----------
  Total.....................         Yen 1,942,784       $18,302,252
                                     =============       ===========

     Certain agreements relating to long-term debt provide that the Company is required to submit proposals as to the appropriations of earnings (including payment of dividends) if requested to do so by the lenders for their review and approval prior to presentation to the shareholders. To date, the Company has not received such requests from its lenders. In addition, the agreements related to debt payable to banks provide that the bank under certain circumstances may request additional security for these loans and has the right to offset cash deposited against any short-term or long-term debt that becomes due, and in case of default and certain other specified events, against all other debt payable to the bank. Whether such provisions can be enforced will depend upon the factual circumstances.

     In addition to the minimum lease payments receivable related to the payables under securitized lease receivables described in Note 4, the short-term and long-term debt payable to financial institutions are secured by the following assets as of March 31, 2000:

                                                   Millions of Yen  Thousands of
                                                                    U.S. dollars
                                                   -----------------------------
Time deposits......................................  Yen  7,618       $ 71,766
Minimum lease payments, loans and future
  rentals..........................................      40,261        379,284
Investment in securities...........................       7,902         74,442
Other operating assets and office facilities,
  net..............................................       4,080         38,436
                                                     ----------       --------
                                                     Yen 59,861       $563,928
                                                     ==========       ========

     In addition, under agreements with customers on brokerage business, customers' securities of Yen 4,394 million ($41,394 thousand) at market value are pledged as collateral for the short-term debt as of March 31, 2000.

     Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

     The following short-term and long-term debt is guaranteed by commercial banks and an insurance company as of March 31, 2000:

                                                                 Thousands of
                                             Millions of Yen     U.S. dollars
                                             --------------------------------
Commercial paper........................       Yen 16,690         $ 157,230
Government-sponsored agencies in Japan..            4,480            42,204

11.  DEPOSITS

     Deposits at March 31, 1999 and 2000, consist of the following:

                           1999         2000           2000
                        ---------------------------------------
                                                   Thousands of
                             Millions of Yen       U.S. dollars
                        ---------------------------------------
Time deposits.....      Yen 49,588   Yen 148,162   $ 1,395,780
Other deposits....           3,681         6,761        63,692
                        ----------   -----------   -----------
      Total.......      Yen 53,269   Yen 154,923   $ 1,459,472
                        ==========   ===========   ===========

     The balances of time deposits, including CDs, issued in amounts of Yen 10 million ($94 thousand) or more were Yen 47,977 million and Yen 127,911 million ($1,205 million) at March 31, 1999 and 2000, respectively.

     The maturity schedule of time deposits at March 31, 2000 is as follows:

                                                                 Thousands of
Year ending March 31                         Millions of Yen     U.S. dollars
--------------------                         --------------------------------
2001..................................         Yen 130,027        $1,224,936
2002..................................              11,685           110,080
2003..................................               6,450            60,764
                                               -----------        ----------
    Total.............................         Yen 148,162        $1,395,780
                                               ===========        ==========

12.  INCOME TAXES

     Income before income taxes and the provision for income taxes in fiscal 1998, 1999 and 2000 are as follows:

                                   1998        1999         2000        2000
                               -------------------------------------------------
                                                                    Thousands of
                                         Millions of Yen            U.S. dollars
                               -------------------------------------------------
Income before income taxes:
   Domestic..................  Yen 28,186   Yen 15,728   Yen 33,245   $313,189
   Foreign...................      10,226       11,587       18,803    177,136
                               ----------   ----------   ----------   --------
                               Yen 38,412   Yen 27,315   Yen 52,048   $490,325
                               ==========   ==========   ==========   ========
Provision for income taxes:
 Current--
   Domestic..................  Yen  4,964   Yen  5,633   Yen  6,803   $ 64,089
   Foreign...................       8,053        6,407        8,139     76,674
                               ----------   ----------   ----------   --------
                                   13,017       12,040       14,942    140,763
                               ----------   ----------   ----------   --------
 Deferred--
   Domestic..................       5,072      (14,153)       7,913     74,545
   Foreign...................      (3,408)       3,807       (1,449)   (13,650)
                               ----------   ----------   ----------   --------
                                    1,664      (10,346)       6,464     60,895
                               ----------   ----------   ----------   --------
 Provision for income taxes..  Yen 14,681   Yen  1,694   Yen 21,406   $201,658
                               ==========   ==========   ==========   ========

     The normal income tax rate in Japan was approximately 51%, 48% and 42% in fiscal 1998, 1999 and 2000, respectively. The effective income tax rate is different from the normal income tax rate primarily because of certain permanent non-deductible expenses and inclusion in income of equity in net income of affiliates.

     Under the provisions of FASB Statement No. 109 ("Accounting for Income Taxes"), the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates. The 1998 tax reform, enacted on March 31, 1998 (effective from April 1, 1998), decreased the normal income tax rate to approximately 48%. And the 1999 tax reform, enacted on March 31, 1999 (effective from April 1, 1999), decreased the normal income tax rate to approximately 42%.

     Reconciliations of the differences between tax provision computed at the normal rate and consolidated provisions for income taxes in fiscal 1998, 1999 and 2000 are as follows:

                                                  1998         1999          2000       2000
                                               --------------------------------------------------
                                                          Millions of Yen            Thousands of
                                                                                     U.S. dollars
                                               --------------------------------------------------
Income before income taxes.................... Yen 38,412   Yen 27,315   Yen 52,048    $490,325
                                               ==========   ==========   ==========    ========
Tax provision computed at normal rate......... Yen 19,744   Yen 13,029   Yen 21,860    $205,935
Increases (reductions) in taxes due to:
  Application of the equity method............     (1,170)       2,846          150       1,413
  Permanent non-deductible expenses...........      1,050          858          677       6,378
  Effect of a change in tax rates.............     (6,315)     (14,582)          --          --
  Amortization of goodwill....................        663         (459)        (115)     (1,083)
  Effect of lower tax rate than normal in a
    domestic subsidiary.......................       (334)        (267)        (373)     (3,514)
 Other, net...................................      1,043          269         (793)     (7,471)
                                               ----------   ----------   ----------    --------
     Provision for income taxes............... Yen 14,681   Yen  1,694   Yen 21,406    $201,658
                                               ==========   ==========   ==========    ========

     Total income taxes recognized in fiscal 1998, 1999 and 2000 are as follows:

                                                        1998         1999         2000         2000
                                                     ---------------------------------------------------
                                                                                            Thousands of
                                                                Millions of Yen             U.S. dollars
                                                     ---------------------------------------------------
Provision for income taxes.........................  Yen 14,681   Yen  1,694   Yen 21,406     $201,658
Income tax on other comprehensive income (loss):
  Net unrealized gains (losses) on investment in
    securities.....................................     (10,500)       1,414       28,435      267,876
  Minimum pension liability adjustment.............          --           --       (2,515)     (23,693)
  Cumulative translation adjustments...............          20         (528)        (958)      (9,025)
                                                     ----------   ----------   ----------     --------
Total income taxes.................................  Yen  4,201   Yen  2,580   Yen 46,368     $436,816
                                                     ==========   ==========   ==========     ========

     The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 1999 and 2000 are as follows:

                                                         1999          2000         2000
                                                     ---------------------------------------
                                                         Millions of Yen        Thousands of
                                                                                U.S. dollars
                                                     ---------------------------------------
Assets:
  Net operating loss carryforwards................   Yen  15,266   Yen  14,184   $  133,622
  Allowance for doubtful receivables on direct
    financing leases and possible loan losses.....        31,852        30,181      284,324
  Installment loans...............................         4,006         3,360       31,653
  Policy liabilities..............................         1,840           704        6,632
  Accrued expenses................................         3,973         4,381       41,272
  Other...........................................         2,703         2,218       20,895
                                                     -----------   -----------   ----------
                                                     Yen  59,640   Yen  55,028   $  518,398
                                                     ===========   ===========   ==========
Liabilities:
  Investment in direct financing leases...........   Yen 119,916   Yen 122,591   $1,154,885
  Investment in operating leases..................        14,499        12,386      116,684
  Investment in securities........................         5,551        32,616      307,263
  Deferred life insurance acquisition costs.......         5,941         6,856       64,588
  Undistributed earnings..........................        13,111        11,623      109,496
  Other...........................................         4,619         2,950       27,790
                                                     -----------   -----------   ----------
                                                     Yen 163,637   Yen 189,022   $1,780,706
                                                     -----------   -----------   ----------
  Net deferred tax liability......................   Yen 103,997   Yen 133,994   $1,262,308
                                                     ===========   ===========   ==========

     Certain subsidiaries have recognized deferred tax assets from net operating loss carryforwards totaling Yen 37,889 million ($356,938 thousand) as of March 31, 2000, which expire as follows:

                                                         Thousands of
Year ending March 31                 Millions of Yen     U.S. dollars
--------------------                 --------------------------------
2001........................           Yen  1,318         $  12,417
2002........................                2,016            18,992
2003........................                6,034            56,844
2004........................                5,602            52,774
2005........................                5,723            53,914
Thereafter..................               17,196           161,997
                                       ----------         ---------
  Total.....................           Yen 37,889         $ 356,938
                                       ==========         =========

     Undistributed earnings of certain foreign subsidiaries for which deferred income taxes were not provided amounted to Yen 54,148 million ($510,108 thousand) as of March 31, 2000. Since the management decided that the undistributed earnings are permanently reinvested, no provision for income taxes has been provided.

     Net deferred tax assets and liabilities at March 31, 1999 and 2000 are reflected in the accompanying consolidated balance sheets under the following captions:

                                     1999            2000            2000
                                 --------------------------------------------
                                     Millions of Yen             Thousands of
                                                                 U.S. dollars
                                 --------------------------------------------
Other Assets.................    Yen    2,500    Yen    1,224    $    11,531
Income Taxes: Deferred.......         106,497         135,218      1,273,839
                                 ------------    ------------    -----------
Net deferred tax liability...    Yen  103,997    Yen  133,994    $ 1,262,308
                                 ============    ============    ===========

13.  PENSION PLANS

     The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees other than directors and corporate auditors. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of such payments are determined on the basis of length of service and remuneration at the time of termination. The Company and its subsidiaries' funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

     Effective April 1, 1998, the Company and its subsidiaries adopted FASB Statement No. 132 ("Employers' Disclosures about Pension and Other Postretirement Benefits"), which revised disclosure about pension and other postretirement plans. The following disclosures reflect the requirements of the new rule.

     The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 1999 and 2000 is as follows:

                                                            1999           2000          2000
                                                          ----------------------------------------
                                                              Millions of Yen         Thousands of
                                                                                      U.S. dollars
                                                          ----------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year...............  Yen 28,070    Yen 30,805      $290,203
  Service cost..........................................       2,140         2,360        22,233
  Interest cost.........................................       1,297         1,460        13,754
  Plan participants' contributions......................         445           458         4,314
  Plan amendments.......................................          46           218         2,054
  Actuarial loss........................................          57        12,145       114,413
  Foreign currency exchange rate change.................        (250)         (325)       (3,062)
  Benefits paid.........................................      (1,000)         (986)       (9,289)
  Plan curtailment......................................          --           (70)         (659)
                                                          ----------    ----------      --------
    Benefit obligation at end of year...................  Yen 30,805    Yen 46,065      $433,961
                                                          ==========    ==========      ========
Change in plan assets:
  Fair value of plan assets at beginning of year........  Yen 26,122    Yen 30,936      $291,437
  Actual return on plan assets..........................         152         3,716        35,007
  Employer contribution.................................       5,313         4,844        45,633
  Plan participants' contributions......................         445           458         4,314
  Benefits paid.........................................        (876)         (840)       (7,913)
  Foreign currency exchange rate change.................        (220)         (291)       (2,741)
                                                          ----------    ----------      --------
    Fair value of plan assets at end of year............  Yen 30,936    Yen 38,823      $365,737
                                                          ==========    ==========      ========
The funded status of the plans:
  Funded status.........................................  Yen    131    Yen (7,242)     $(68,224)
  Unrecognized prior service cost.......................          44           253         2,383
  Unrecognized net actuarial loss.......................       7,450        17,232       162,336
  Unrecognized net transition obligation................         561           472         4,447
                                                          ----------    ----------      --------
    Net amount recognized...............................  Yen  8,186    Yen 10,715      $100,942
                                                          ==========    ==========      ========



                                                            1999           2000          2000
                                                          ----------------------------------------
                                                              Millions of Yen         Thousands of
                                                                                      U.S. dollars
                                                          ----------------------------------------
Amount recognized in the consolidated balance
 sheets consists of:
  Prepaid benefit cost..................................  Yen 10,095    Yen 10,077      $ 94,931
  Accrued benefit liability.............................      (2,322)       (5,564)      (52,416)
  Intangible asset......................................         413           202         1,903
  Accumulated other comprehensive income, gross of tax..          --         6,000        56,524
                                                          ----------    ----------      --------
    Net amount recognized...............................  Yen  8,186    Yen 10,715      $100,942
                                                          ==========    ==========      ========

     The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were Yen 3,054 million, Yen 2,090 million and Yen 419 million, respectively, at March 31, 1999, and Yen 19,829 million ($186,802 thousand), Yen 16,230 million ($152,897 thousand) and Yen 10,899 million ($102,675 thousand), respectively, at March 31, 2000.

     Net pension cost of the plans for fiscal 1998, 1999 and 2000 consists of the following:

                                                         1998        1999        2000         2000
                                                      -------------------------------------------------
                                                                                           Thousands of
                                                                   Millions of Yen         U.S. dollars
                                                      -------------------------------------------------
Service cost........................................  Yen 1,784   Yen 2,140   Yen 2,360      $22,233
Interest cost.......................................      1,127       1,297       1,460       13,754
Expected return on plan assets......................     (1,071)     (1,369)     (1,565)     (14,744)
Amortization of unrecognized transition obligation..         24          45          35          330
Amortization of unrecognized net actuarial loss.....        244         175         237        2,233
Amortization of unrecognized prior service cost.....         --           2          10           94
Plan curtailment....................................         --          --         (43)        (405)
                                                      ---------   ---------   ---------      -------
Net periodic pension cost...........................  Yen 2,108   Yen 2,290   Yen 2,494      $23,495
                                                      =========   =========   =========      =======

     Significant assumptions of domestic and foreign pension plans used to determine these amounts for fiscal 1998, 1999 and 2000 are as follows:

                                                       1998    1999    2000
                                                       ---------------------
Domestic
Discount rate......................................    4.4%    4.4%    3.0%
Rate of increase in compensation levels............    2.7%    2.6%    2.6%
Expected long-term rate of return on plan assets...    4.5%    4.4%    3.0%

                                                       1998    1999    2000
                                                       ---------------------
Foreign
Discount rate......................................    7.3%    6.8%    7.8%
Rate of increase in compensation levels............    4.0%    4.0%    5.0%
Expected long-term rate of return on plan assets...    9.3%    9.3%    9.3%

     In addition, directors and corporate auditors of the Company and certain subsidiaries, and executive officers of the Company, receive lump-sum payments upon termination of their services under unfunded termination plans. The payments to directors and corporate auditors are subject to shareholders' approval. The amount required based on length of services and remuneration to date under these plans is fully accrued.

     Total provisions charged to income for all the plans including the defined benefit plans are Yen 3,019 million, Yen 2,942 million and Yen 3,431 million ($32,322 thousand) in fiscal 1998, 1999 and 2000, respectively.

14.  STOCK-BASED COMPENSATION

     The Company has introduced stock option plans for all executive officers and key employees. Under the plans, the right is granted to purchase the treasury shares of the Company at a certain purchase price. The exercise price was determined based on a formula linked to a stock price of the shares on the Tokyo Stock Exchange. Under the plan, the options vest 100% on the grant date and are exercisable for 5 years, 9.75 years and 9.7 years from that date in fiscal 1998, 1999 and 2000, respectively. The Company acquired 168,000, 146,000 and 145,000 shares of its common stock for the plan during fiscal 1998, 1999 and 2000, respectively. The Board of Directors intends to obtain approval from the shareholders, at the next general meeting, to be held on June 29, 2000, for the acquisition by the Company of 319,100 shares of its common stock for a total consideration not exceeding Yen 7,000 million ($65,944 thousand) for an additional grant of stock options during fiscal 2001.

     FASB Statement No.123 ("Accounting for Stock-Based Compensation") defines a fair value based method of accounting for a stock option. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25 ("Accounting for Stock Issued to Employees"), the former standard. The Company chose to use the measurement prescribed by APB Opinion No. 25 and recognized compensation expense of Yen 49 million, Yen 0 and Yen 0 in fiscal 1998, 1999 and 2000, respectively. Had compensation cost for the Company's stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share in fiscal 1998, 1999 and 2000 would have been as follows:

                                                              1998        1999        2000       2000
                                                           --------------------------------------------
Net income (millions of Yen and thousands of
  U.S. dollars)........................................    Yen 23,385  Yen 25,102  Yen 29,761  $280,367
Basic earnings per share (Yen and U.S. dollars)........    Yen 300.88  Yen 323.74  Yen 374.19  $   3.53
Diluted earnings per share (Yen and U.S. dollars)......    Yen 300.88  Yen 323.74  Yen 365.66  $   3.44

     The following table summarizes information about stock option activity for fiscal 1998, 1999 and 2000:

                                                   Weighted average        Weighted
                                                    exercise price          average            Exrecise price
                                 Number of    -------------------------    remaining      ------------------------
                                  shares          Yen      U.S. dollars      life            Low          High
                                 ---------------------------------------------------------------------------------
Outstanding at March 31, 1997..         --           --
  Granted......................    168,000    Yen 7,665
  Exercised....................         --           --
  Forfeited or expired.........         --           --
------------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 1998..    168,000        7,665
  Granted......................    146,000        7,784
  Exercised................... .        --           --
  Forfeited or expired.........         --           --
------------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 1999..    314,000        7,720
  Granted......................    145,000       10,393      $97.91
  Exercised....................     57,000        7,686       72.41
  Forfeited or expired.........         --           --          --
------------------------------------------------------------------------------------------------------------------
Outstanding at March 31, 2000..    402,000        8,689       81.86         6.88 Years    Yen 7,665    Yen 10,393

     All of the options outstanding at March 31, 1998, 1999 and 2000 are exercisable. Exercise prices of all the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split to be implemented on May 19, 2000.

     The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

                             1998        1999          2000
                          -------------------------------------
Grant-date fair value     Yen 2,356    Yen 3,552      Yen 6,078 ($57.26)
Expected life               5 Years     10 Years    8.55 Years
Risk-free rate                1.21%        0.81%         1.72%
Expected volatility          24.56%       29.74%        35.53%
Expected dividend yield      0.158%       0.161%        0.149%

     The Company has also introduced warrant plans to corporate auditors and key employees (not including employees who were option holders under the stock option plan) of the Company and directors of its certain subsidiaries since fiscal 1998. Under the plans, the Company granted warrants to purchase 311,110 shares, 315,593 shares and 302,484 shares by repurchasing warrants attached to bonds with warrants issued by the Company during fiscal 1998, 1999 and 2000, respectively. Grant-date fair value was Yen 516, Yen 510 and Yen 1,100 ($10.36), and exercise price was Yen 7,939, Yen 6,885 and Yen 11,291 ($106.37)
in fiscal 1998, 1999 and 2000, respectively. Exercise price of the warrants granted in fiscal 1998 has been adjusted since November 14, 1998, by issuance of bonds with warrants in fiscal 1999 by the Company. Exercise prices of all the granted warrants were adjusted on April 1, 2000, for a 1.2-for-1 stock split to be implemented on May 19, 2000.

     Subject to the final approval by the Board of Directors of the Company, the Company intends to introduce a fiscal 2001 warrant plan. Under the plan, warrants to purchase approximately 112,500 shares will be granted to corporate auditors of the Company, directors, corporate auditors and key employees of its certain subsidiaries by repurchasing warrants attached to bonds with warrants to be issued by the Company during fiscal 2001. The exercise price of the warrants will be determined based on a formula linked to a stock price when the terms for issuing the bonds with warrants are determined.

15.  ACCUMULATED OTHER COMPREHENSIVE LOSS

     Effective April 1, 1998, the Company and its subsidiaries adopted FASB Statement No. 130 ("Reporting Comprehensive Income"), which established standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements.

     Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders' equity.

     Changes in each component of accumulated other comprehensive loss in fiscal 1998, 1999 and 2000 are as follows:

                                                                 Net unrealized      Minimum                      Accumulated
                                                                    gains on         pension      Cumulative         other
                                                                  investment in     liability     translation    comprehensive
                                                                   securities      adjustments    adjustments    income (loss)
                                                                 --------------------------------------------------------------
                                                                                         Millions of Yen
                                                                 --------------------------------------------------------------
Balance at April 1, 1997........................................   Yen  12,642     Yen     --      Yen (14,467)   Yen  (1,825)
Net unrealized gains (losses) on investment in securities,
  net of tax of Yen 10,500 million..............................        (9,931)                                        (9,931)
Foreign currency translation adjustments,
  net of tax of  Yen (20) million...............................                                        (6,323)        (6,323)
                                                                   -----------     ----------      -----------    -----------
Current period change...........................................   Yen  (9,931)    Yen     --      Yen  (6,323)   Yen (16,254)
                                                                   -----------     ----------      -----------    -----------
Balance at March 31, 1998.......................................   Yen   2,711     Yen     --      Yen (20,790)   Yen (18,079)
Net unrealized gains (losses) on investment in securities,
  net of tax of Yen 1,317 million...............................        (1,096)                                        (1,096)
Reclassification adjustment for losses included in
  net income, net of tax of Yen (2,731) million.................         2,538                                          2,538
Foreign currency translation adjustments,
  net of tax of Yen 892 million.................................                                       (16,118)       (16,118)
Reclassification adjustment for losses included in
  net income, net of tax of Yen (364) million...................                                         5,205          5,205
                                                                   -----------     ----------      -----------    -----------
Current period change...........................................   Yen   1,442     Yen     --      Yen (10,913)   Yen  (9,471)
                                                                   -----------     ----------      -----------    -----------
Balance at March 31, 1999.......................................   Yen   4,153     Yen     --      Yen (31,703)   Yen (27,550)
Net unrealized gains (losses) on investment in securities,
  net of tax of Yen (28,919) million............................        42,699                                         42,699
Reclassification adjustment for gains included in
  net income, net of tax of Yen 484 million.....................        (1,148)                                        (1,148)
Minimum pension liability adjustments,
  net of tax of Yen 2,515 million...............................                       (3,485)                         (3,485)



                                                                 Net unrealized      Minimum                      Accumulated
                                                                    gains on         pension      Cumulative         other
                                                                  investment in     liability     translation    comprehensive
                                                                   securities      adjustments    adjustments    income (loss)
                                                                 --------------------------------------------------------------
                                                                                         Millions of Yen
                                                                 --------------------------------------------------------------
Foreign currency translation adjustments,
  net of tax of Yen 1,219 million...............................                                       (12,184)       (12,184)
Reclassification adjustment for losses included in
  net income, net of tax of Yen (261) million...................                                           251            251
                                                                   -----------     ----------      -----------    -----------
Current period change...........................................   Yen  41,551     Yen (3,485)     Yen (11,933)   Yen  26,133
                                                                   -----------     ----------      -----------    -----------
Balance at March 31, 2000.......................................   Yen  45,704     Yen (3,485)     Yen (43,636)   Yen  (1,417)
                                                                   ===========     ==========      ===========    ===========

                                                                 Net unrealized      Minimum                      Accumulated
                                                                    gains on         pension      Cumulative         other
                                                                  investment in     liability     translation    comprehensive
                                                                   securities      adjustments    adjustments    income (loss)
                                                                 --------------------------------------------------------------
                                                                                   Thousands of U.S. dollars
                                                                 --------------------------------------------------------------
Balance at March 31, 1999.......................................   $ 39,124        $      --       $(298,663)     $(259,539)
Net unrealized gains (losses) on investment in securities,
  net of tax of $(272,435) thousand.............................    402,252                                         402,252
Reclassification adjustment for gains included in
  net income, net of tax of $4,560  thousand....................    (10,815)                                        (10,815)
Minimum pension liability adjustments,
  net of tax of $23,693 thousand................................                     (32,831)                       (32,831)
Foreign currency translation adjustments,
  net of tax of $11,484 thousand................................                                    (114,781)      (114,781)
Reclassification adjustment for losses included in
  net income, net of tax of $(2,459) thousand...................                                       2,365          2,365
                                                                   --------        ---------       ---------      ---------
Current period change...........................................   $391,437        $ (32,831)      $(112,416)     $ 246,190
                                                                   --------        ---------       ---------      ---------
Balance at March 31, 2000.......................................   $430,561        $ (32,831)      $(411,079)     $ (13,349)
                                                                   ========        =========       =========      =========

16.  SHAREHOLDERS' EQUITY

     The Japanese Commercial Code (the "Code") provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to a legal reserve until such reserve equals 25% of the issued capital. The Code also provides that both additional paid-in capital and the legal reserve are not available for cash dividends but may be used to reduce a capital deficit by resolution of the shareholders or may be capitalized by resolution of the Board of Directors.

     The Code provides that at least one-half of the issue price of new shares, with a minimum of the par value thereof, be included in common stock. In conformity therewith, the Company has divided the principal amount of the bonds converted into common stock and the proceeds received from the issuance of common stock, including the exercise of warrants, equally between common stock and additional paid-in capital by resolution of the Board of Directors.

     The Board of Directors intends to recommend to the shareholders, at the next general meeting, to be held on June 29, 2000, the declaration of a cash dividend totaling Yen 1,023 million ($9,637 thousand), which will be paid in that month to the shareholders of record as of March 31, 2000, covering fiscal 2000, and the related appropriation of retained earnings to the legal reserve of Yen 120 million ($1,130 thousand).

     The amount of retained earnings legally available for distribution (and for the requisite appropriation to the legal reserve) is that recorded in the Company's books and amounted to Yen 87,436 million ($823,702 thousand) as of March 31, 2000. However, there is a restriction on the payment of dividends relating to the treasury stock acquired for the stock option plan, amounting to Yen 4,099 million ($38,615 thousand) as of March 31, 2000.

     Retained earnings at March 31, 2000 includes Yen 26,574 million ($250,344 thousand) relating to equity in undistributed earnings of 50% or less owned companies accounted for by the equity method.

     In fiscal 2000, the Company decided to undertake a 1.2-for-1 stock split to be implemented on May 19, 2000 and assigned to all shareholders appearing on the final list of shareholders as of March 31, 2000.

17.  BROKERAGE COMMISSIONS AND GAINS ON INVESTMENT SECURITIES

     Brokerage commissions and gains on investment securities in fiscal 1998, 1999 and 2000 consist of the following:

                                     1998       1999       2000         2000
                                  ----------------------------------------------
                                                                    Thousands of
                                           Millions of Yen          U.S. dollars
                                  ----------------------------------------------
Brokerage commissions............ Yen 1,400  Yen 1,165  Yen  3,089   $  29,100
Gains on investment securities,
  net............................     6,671      6,216      16,611     156,486
                                  ---------  ---------  ----------   ---------
                                  Yen 8,071  Yen 7,381  Yen 19,700   $ 185,586
                                  =========  =========  ==========   =========

     Trading activities--Gains on investment securities, net, include net trading revenue on trading securities amounting to Yen 574 million, Yen 679 million and Yen 1,390 million ($13,095 thousand) for fiscal 1998, 1999 and 2000, respectively. Gains of Yen 303 million and Yen 561 million, and a loss of Yen 15 million ($141 thousand) of derivative trading instruments are also included in gains on investment securities, net, for fiscal 1998, 1999 and 2000, respectively.

18.  LIFE INSURANCE OPERATIONS

     Life insurance premiums and related investment income in fiscal 1998, 1999 and 2000 consist of the following:

                                 1998        1999         2000         2000
                             ---------------------------------------------------
                                                                   Thousands of
                                       Millions of Yen             U.S. dollars
                             ---------------------------------------------------
Life insurance premiums..... Yen 118,856  Yen 186,629  Yen 190,758  $1,797,061
Life insurance related
  investment income.........       7,175        9,630       15,071     141,978
                             -----------  -----------  -----------  ----------
                             Yen 126,031  Yen 196,259  Yen 205,829  $1,939,039
                             ===========  ===========  ===========  ==========

     Benefits and expenses of the life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized in proportion to premium revenue recognized. Amortization charged to income for fiscal 1998, 1999 and 2000 amounted to Yen 7,020 million, Yen 8,428 million and Yen 9,756 million ($91,908 thousand), respectively.

19.  OTHER OPERATIONS

     Other operating revenues and expenses include revenues and costs from sales of residential apartments, fee income and costs from servicing of receivables, commission income and costs from sales of commodities funds and revenues and expenses from other operations.

20.  PER SHARE DATA

     In Japan, dividends which are payable to shareholders of record at the end of a fiscal year are subsequently approved by shareholders, and, accordingly, the declaration of these dividends is not reflected in the financial statements at such fiscal year-end. However, dividends per share shown in the consolidated statements of income have been presented on an accrual basis and include, in each fiscal year, dividends to be approved by shareholders after such fiscal year.

      In fiscal 1998, the Company adopted FASB Statement No. 128 ("Earnings per Share"), which requires companies to present basic EPS and diluted EPS. The application of this statement did not have an effect on basic and diluted EPS in fiscal 1998 and 1999 as diluted EPS is equal to basic EPS in each period.

     A reconciliation of the differences between basic and diluted EPS in fiscal 2000 is as follows:

                                                                        Weighted-
                                                     Net income       average shares       EPS          EPS
                                                   -------------------------------------------------------------
                                                   Millions of Yen      Thousands          Yen      U.S. dollars
                                                   -------------------------------------------------------------
Basic EPS:
  Net income available to common stockholders...     Yen 30,642            79,534      Yen 385.27      $3.63
  Effect of dilutive securities --
  Warrants......................................             --               160
  Convertible notes.............................             43             1,560
  Treasury stock................................             --               133
                                                     ----------            ------      ----------      -----
Diluted EPS:
  Net income for computation....................     Yen 30,685            81,387      Yen 377.02      $3.55
                                                     ==========            ======      ==========      =====

     EPS has been adjusted for the stock splits retroactively (see notes 1 (x) and 16).

21.  DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

     The Company and certain subsidiaries operate internationally, giving rise to significant exposures to market risks from changes in interest rates and foreign exchange rates. Derivative financial instruments are utilized by the Company and certain subsidiaries to reduce those risks, as explained in this note.

     (a) Interest rate risk management

     The Company and certain subsidiaries have entered into various types of interest rate contracts in managing their interest rate risk as of March 31, 1999 and 2000, as indicated in the following table:

                                     1999               2000                2000
                                -----------------------------------------------------
                                Notional amount   Notional amount     Notional amount
                                -----------------------------------------------------
I                                          Millions of Yen               Thousands of
                                                                        U.S. dollars
                                -----------------------------------------------------
Interest rate swap agreements... Yen 1,132,831      Yen 957,398          $9,019,293
Options, caps, floors and
  collars held..................        76,232           57,447             541,187
Futures.........................            --           14,233             134,084

     Under interest rate swap agreements, the Company and certain subsidiaries agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount. Certain agreements are combinations of interest rate and foreign currency swap transactions. The Company and such subsidiaries pay the fixed rate and receive the floating rate under the majority of their swaps. Because the size of swap positions needed to reduce the impact of market fluctuations on net interest expense varies over time, the Company and certain subsidiaries have also entered into swaps in which they receive the fixed rate and pay the floating rate when necessary to reduce their net swap positions.

     Interest rate options grant the purchaser, for a premium payment, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. Interest rate caps, floors and collars require the writer to pay the purchaser at specified future dates the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, applied to a notional amount. The option, cap, floor or collar writer receives a premium for bearing the risk of unfavorable interest rate changes. The premiums paid for interest rate options, cap, floor and collar agreements purchased are included in other assets in the accompanying consolidated balance sheets and are amortized to interest expense over the terms of the agreements. Amounts receivable under cap, floor and collar agreements and gains realized on option contracts are recognized as a reduction of interest expense.

     (b) Loan commitments

     Loan commitments are agreements to make loans as long as the agreed-upon terms are met. The outstanding amounts of those loan commitments as of March 31, 1999 and 2000 are set out in the following table:

                           1999               2000               2000
                      ------------------------------------------------------
                        Outstanding        Outstanding        Outstanding
                      contract amount    contract amount    contract amount
                      ------------------------------------------------------
                                 Millions of Yen             Thousands of
                                                             U.S. dollars
                      ------------------------------------------------------
Loan commitments          Yen 18,726        Yen 10,273          $96,778

     (c) Foreign exchange risk management

     The Company and certain subsidiaries have entered into foreign exchange forward contracts and foreign currency swap agreements in managing their foreign exchange risk as of March 31, 1999 and 2000, as indicated in the following table:

                                     1999               2000                2000
                                -----------------------------------------------------
                                Notional amount   Notional amount     Notional amount
                                -----------------------------------------------------
I                                          Millions of Yen               Thousands of
                                                                        U.S. dollars
                                -----------------------------------------------------
Foreign exchange forward
  contracts...................   Yen  30,954        Yen  36,617          $   344,955
Foreign currency swap
  agreements..................       288,796            330,491            3,113,434

     Foreign exchange forward contracts and foreign currency swap agreements are agreements between two parties to purchase and sell a foreign currency for a price specified at the contract date, with delivery and settlement in the future. The Company and such subsidiaries use such contracts to hedge the risk of change in foreign currency exchange rates associated with certain assets and obligations denominated in foreign currencies.

     (d) Other derivative instruments

     The Company and certain subsidiaries have entered into various types of contracts for the purpose of trading activities as of March 31, 1999 and 2000, as indicated in the following table:

                                     1999               2000                2000
                                -----------------------------------------------------
                                Notional amount   Notional amount     Notional amount
                                -----------------------------------------------------
I                                          Millions of Yen               Thousands of
                                                                        U.S. dollars
                                -----------------------------------------------------
Futures.......................   Yen 34,973         Yen 15,347           $144,578
Interest rate swap
  agreements..................        2,000              7,060             66,510
Options, caps, floors and
  collars held................        7,080              9,080             85,539
Options, caps, floors and
  collars written.............       10,697             12,265            115,544
Foreign exchange forward
  contracts...................        2,768                938              8,837

22.  SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

     The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, rights of offset and continuous oversight. The Company and its subsidiaries' principal financial instrument portfolio consists of direct financing leases and installment loans which are secured by title to the leased assets and assets specifically collateralized in relation to loan agreements. When deemed necessary, guarantees are also obtained. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized financing activities is minimal. The Company and its subsidiaries have access to collateral in case of bankruptcy and other losses.

     At March 31, 1999 and 2000, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries' credit exposures on a geographic basis, approximately Yen 3,420 billion, or 75%, at March 31, 1999 and approximately Yen 3,490 billion ($32,878 million), or 76%, at March 31, 2000 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks as to foreign countries is exposure attributable to the United States of America.

     The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with the lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March

31, 1999 and 2000, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases which exceeded 10% of the consolidated total assets. The percentages of consolidated total assets invested in transportation equipment, and information-related, office and measuring equipment were 11.1% and 10.3% as of March 31, 1999, respectively, and the percentage of consolidated total assets invested in transportation equipment was 10.4% as of March 31, 2000. Most of the lease payments are made at fixed rates.

23.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following information is provided to help users gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

     The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

                                                  Carrying         Estimated
                  March 31, 1999                   amount          fair value
                  --------------               -------------------------------
                                                        Millions of Yen
                                               -------------------------------
Trading instruments
Trading securities............................ Yen       414     Yen       414
Futures:
  Assets......................................            99                99
Options and other derivatives:
  Assets......................................           192               192
  Liabilities.................................            54                54
Non-trading instruments
Assets:
  Cash and cash equivalents...................       252,290           252,290
  Restricted cash and cash equivalents........         2,250             2,250
  Time deposits...............................         8,861             8,861
  Installment loans...........................     1,761,887         1,772,448
  Allowance for doubtful receivables on
    possible loan losses......................      (108,739)         (108,739)
  Investment in securities:
    Practicable to estimate fair value........       524,052           524,025
    Not practicable to estimate fair value....        51,740            51,740
Liabilities:
  Short-term debt.............................     2,184,983         2,184,983
  Deposits....................................        53,269            53,269
  Long-term debt..............................     2,036,028         2,066,592
Foreign exchange forward contracts:
  Assets......................................           383               383
  Liabilities.................................           589               589
Foreign currency swap agreements:
  Assets......................................            --            16,497
  Liabilities.................................            --             7,905
Interest rate swap agreements:
  Assets......................................            --            14,294
  Liabilities.................................            --            27,510
Options and other derivatives:
  Assets......................................           109                (6)

                                                          Carrying         Estimated     Carrying      Estimated
                 March 31, 2000                            amount          fair value     amount       fair value
                 --------------                        -----------------------------------------------------------
                                                               Millions of Yen          Thousands of U.S. dollars
                                                       -----------------------------------------------------------
Trading instruments
Trading securities................................     Yen       390   Yen       390   $      3,674   $      3,674
Futures:
  Assets..........................................                53              53            499            499
Options and other derivatives:
  Assets..........................................                90              90            848            848
  Liabilities.....................................                38              38            358            358
Non-trading instruments
Assets:
  Cash and cash equivalents.......................           265,956         265,956      2,505,473      2,505,473
  Restricted cash and cash equivalents............            13,666          13,666        128,742        128,742
  Time deposits...................................             7,698           7,698         72,520         72,520
  Installment loans...............................         1,791,439       1,791,449     16,876,486     16,876,580
  Allowance for doubtful receivables on possible
    loan losses...................................          (101,156)       (101,156)      (952,953)      (952,953)
  Investment in securities:
    Practicable to estimate fair value............           701,042         701,042      6,604,258      6,604,258
    Not practicable to estimate fair value........            56,949          56,949        536,496        536,496
Liabilities:
  Short-term debt.................................         1,912,761       1,912,761     18,019,416     18,019,416
  Deposits........................................           154,923         155,492      1,459,472      1,464,833
  Long-term debt..................................         1,942,784       1,964,017     18,302,252     18,502,280
Foreign exchange forward contracts:
  Assets..........................................               463             463          4,362          4,362
  Liabilities.....................................                20              20            188            188
Foreign currency swap agreements:
  Assets..........................................                --          23,154             --        218,125
  Liabilities.....................................                --           3,140             --         29,581
Interest rate swap agreements:
  Assets..........................................                --          11,680             --        110,033
  Liabilities.....................................                --          12,815             --        120,725
Options and other derivatives:
  Assets..........................................                78             (12)           735           (113)
  Liabilities.....................................                 5             101             47            951

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The estimated fair value amounts were determined using available market information, current pricing information utilized by the Company and its subsidiaries in conducting new business and certain valuation methodologies. If quoted market prices were not readily available, management estimated a fair value. Accordingly, the estimates may not be indicative of the amounts at which the financial instruments could be exchanged in a current or future market transaction. Due to the uncertainty of expected cash flows resulting from financial instruments, the use of different assumptions and valuation methodologies may have a significant effect on the derived estimated fair value amounts.

     Estimation of fair value

     The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

     Cash and cash equivalents, restricted cash and cash equivalents, time deposits and short-term debt--For cash and cash equivalents, restricted cash and cash equivalents, time deposits and short-term debt, the carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to relatively short maturity.

     Installment loans--The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans and other loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities.

     Investment in securities--For trading securities and available-for-sale securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values).

     For other securities, for which there were no quoted market prices, reasonable estimates of fair values could not be made without incurring excessive costs.

     Deposits--The carrying amounts of demand deposits recognized in the balance sheets were determined to be reasonable estimates of their fair value. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

     Long-term debt--The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium- and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates which were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates.

     Derivatives--The fair value of derivatives generally reflects the estimated amounts that the Company and certain subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate and dealer quotes are available for most of the Company's and certain subsidiaries' derivatives.

24.  COMMITMENTS AND CONTINGENT LIABILITIES

     Commitments, guarantees and contingencies--As of March 31, 2000, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of approximately Yen 13,471 million ($126,905 thousand).

     The minimum future rentals on non-cancelable operating leases are as follows:

                                                       Thousands of
Year ending March 31               Millions of Yen     U.S. dollars
--------------------               ---------------     ------------
2001.........................         Yen   491           $ 4,626
2002.........................               476             4,484
2003.........................               402             3,787
2004.........................               293             2,760
2005.........................               257             2,421
Thereafter...................               877             8,262
                                      ---------           -------
  Total......................         Yen 2,796           $26,340
                                      =========           =======

     The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling Yen 6,446 million, Yen 6,996 million and Yen 5,674 million ($53,453 thousand) in fiscal 1998, 1999 and 2000, respectively.

     As of March 31, 2000, the Company and its subsidiaries were contingently liable as guarantor for borrowings of Yen 24,495 million ($230,758 thousand) by customers, principally on consumer loans, and by employees.

     Litigation--The Company and its subsidiaries are also involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims has a material impact on the Company's financial position or results of operations.

25.  SEGMENT INFORMATION

     Effective April 1, 1998, the Company adopted FASB Statement No. 131 ("Disclosures about Segments of an Enterprise and Related Information"). Prior period amounts have been restated in accordance with the requirement of the standard. The following table presents segment financial information on the basis that is regularly used by management for evaluating the segment performance and deciding how to allocate resources to them. The reportable segments are identified based on the nature of services for domestic operations and on geographic area for foreign operations. As to the segments of corporate finance and equipment operating leases in domestic operations, the Company aggregates some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

     Corporate finance operations are primarily corporate direct financing leases and lending operations other than real estate related lending. Equipment operating lease operations are comprised of operating leases over measuring equipment, information-related equipment and automobiles. Real estate related finance operations include corporate real estate financing activities as well as personal housing loan lending operations. Real estate operations primarily comprise residential subdivision developments as well as the rental and management of office buildings, hotels and training facilities. Life insurance operations include direct and agency life insurance sales and related activities. The three foreign operating segments, the Americas, Asia and Oceania, and Europe, include direct financing lease operations, investment in securities, collateralized real property lending and aircraft and ship financial operations. Other operations, which are not deemed by management to be sufficiently material to disclose as separate items and do not fall into the above segment categories, are reported under domestic other operations. They primarily include securities transactions and venture capital operations.

     Financial information of the segments for fiscal 1998, 1999 and 2000 is as follows:

                                                         Year ended March 31, 1998 (Millions of Yen)
                                         -----------------------------------------------------------------------------------
                                                                      Domestic Operations
                                         -----------------------------------------------------------------------------------
                                                          Equipment    Real estate
                                            Corporate     operating      related         Real         Life
                                             finance       leases        finance        estate      insurance       Other
                                         -------------   -----------   -----------   -----------   -----------   -----------
Revenues...............................  Yen   120,939   Yen  50,189   Yen  19,102   Yen  19,203   Yen 125,767   Yen  20,631
Interest revenue.......................         14,107            25        18,428           460            --        13,864
Interest expense.......................         40,343         1,328        11,171         4,296            --         4,274
Depreciation and amortization..........         27,333        28,197         2,363         3,717           223         2,466
Other significant non-cash items:
  Provision for doubtful
    receivables and possible
    loan losses........................         12,013            81        29,014            --            --         2,824
  Write-downs of long-lived
    assets.............................             --            --            --         5,910            --            --
  Increase in policy liabilities.......             --            --            --            --        72,432            --
Equity in net income (loss) of
  and gain (loss) on sales of
  affiliates...........................            (20)          (10)           --            --            --         3,121
Segment profit (loss)..................         44,097         8,407       (23,071)       (8,392)        5,762         1,891

Segment assets.........................      2,233,448       103,435       649,511       297,880       196,378       243,607
Long-lived assets......................         36,775        65,554         3,396       276,124            --         4,546
Expenditures for long-lived
  assets...............................         14,329        38,695         2,627        12,982            --           526
Investment in affiliates...............            134            13            --            --            --         8,561

[Financial data--to be continued]

[Financial data--continued]

                                                 Year ended March 31, 1998 (Millions of Yen)
                                         -------------------------------------------------------
                                                   Foreign Operations
                                         ---------------------------------------

                                            The         Asia and
                                          Americas       Oceania       Europe         Total
                                         -----------   -----------   ----------    -------------
Revenues...............................  Yen  71,485   Yen  55,750   Yen  21,966   Yen   505,032
Interest revenue.......................       24,727        16,397         9,949          97,957
Interest expense.......................       36,202        27,157        15,138         139,909
Depreciation and amortization..........        6,065        12,481         7,400          90,245
Other significant non-cash items:
  Provision for doubtful
    receivables and possible
    loan losses........................        3,235         2,184            83          49,434
  Write-downs of long-lived
    assets.............................        2,842            --            --           8,752
  Increase in policy liabilities.......           --            --            --          72,432
Equity in net income (loss) of
  and gain (loss) on sales of
  affiliates...........................        8,454        (3,644)           --           7,901
Segment profit (loss)..................       21,263        (8,441)       (2,123)         39,393

Segment assets.........................      668,742       459,042       251,759       5,103,802
Long-lived assets......................       35,882        77,897       102,013         602,187
Expenditures for long-lived
  assets...............................        4,708        30,187         3,684         107,738
Investment in affiliates...............       41,326        21,606           181          71,821

                                                         Year ended March 31, 1999 (Millions of Yen)
                                         -----------------------------------------------------------------------------------
                                                                      Domestic Operations
                                         -----------------------------------------------------------------------------------
                                                          Equipment    Real estate
                                            Corporate     operating      related         Real         Life
                                             finance       leases        finance        estate      insurance       Other
                                         -------------   -----------   -----------   -----------   -----------   -----------
Revenues...............................  Yen  122,629    Yen  51,000   Yen  17,731   Yen 39,088    Yen 195,484   Yen  22,684
Interest revenue.......................        17,926              7        16,601          519             --        16,828
Interest expense.......................        41,697          1,538        10,891        4,220             --         4,435
Depreciation and amortization..........        26,427         30,299         2,259        3,994            359           338
Other significant non-cash items:
  Provision for doubtful
    receivables and possible
    loan losses........................        24,420             35        15,857           --             --         3,324
  Write-downs of long-lived
    assets.............................         --                --            --           --             --            --
  Increase in policy liabilities.......         --                --            --           --        135,086            --
Equity in net income (loss) of
  and gain (loss) on sales of
  affiliates...........................           (16)             4            --           --             --           (99)
Segment profit (loss)..................        35,240          6,923       (11,013)      (2,236)         3,813        (4,266)

Segment assets.........................     2,046,516        109,772       573,767      273,504        334,836       248,872
Long-lived assets......................        33,338         63,433         3,744      245,963             --         5,877
Expenditures for long-lived
  assets...............................        10,524         34,399         2,175       27,121             --         1,333
Investment in affiliates...............           141             16            --           --             --         9,313

[Financial data--to be continued]


[Financial data--continued]

                                                 Year ended March 31, 1999 (Millions of Yen)
                                         -------------------------------------------------------
                                                   Foreign Operations
                                         ---------------------------------------

                                            The         Asia and
                                          Americas       Oceania       Europe         Total
                                         -----------   -----------   -----------   -------------
Revenues...............................  Yen 68,821    Yen  51,220   Yen  23,811   Yen  592,468
Interest revenue.......................      26,048         18,750         9,674        106,353
Interest expense.......................      34,049         27,707        13,174        137,711
Depreciation and amortization..........       5,507         12,038         7,693         88,914
Other significant non-cash items:
  Provision for doubtful
    receivables and possible
    loan losses........................       5,217          1,775         1,217         51,845
  Write-downs of long-lived
    assets.............................         644             --            --            644
  Increase in policy liabilities.......          --             --            --        135,086
Equity in net income (loss) of
  and gain (loss) on sales of
  affiliates...........................       7,564        (10,979)           11         (3,515)
Segment profit (loss)..................      20,590        (11,729)          264         37,586

Segment assets.........................     634,101        440,872       178,559      4,840,799
Long-lived assets......................      32,773         82,204        79,247        546,579
Expenditures for long-lived
  assets...............................      20,312         37,109           136        133,109
Investment in affiliates...............      38,956          8,997           169         57,592

                                                         Year ended March 31, 2000 (Millions of Yen)
                                         -----------------------------------------------------------------------------------
                                                                      Domestic Operations
                                         -----------------------------------------------------------------------------------
                                                          Equipment    Real estate
                                            Corporate     operating      related         Real         Life
                                             finance       leases        finance        estate      insurance       Other
                                         -------------   -----------   -----------   -----------   -----------   -----------
Revenues...............................  Yen  121,415    Yen  53,000   Yen  17,294   Yen 44,873    Yen 204,746   Yen  30,882
Interest revenue.......................        16,326              3        16,268          741             --        18,385
Interest expense.......................        31,322          1,267         7,775        4,271             --         2,624
Depreciation and amortization..........        31,196         31,097         1,499        3,213            550         2,045
Other significant non-cash items:
  Provision for doubtful
    receivables and possible
    loan losses........................        21,798              6         9,964            5             --         6,173
  Write-downs of long-lived
    assets.............................            --             --           149        7,398             --            --
  Increase in policy liabilities.......            --             --            --           --        137,902            --
Equity in net income (loss) of
  and gain (loss) on sales of
  affiliates...........................            37             11            28           --             --        (1,679)
Segment profit (loss)..................        40,918          7,823        (3,415)      (8,241)         5,455        (1,036)

Segment assets.........................     1,968,590        113,389       597,274      276,494        425,335       242,280
Long-lived assets......................        39,561         63,122         3,617      252,128          3,258         5,352
Expenditures for long-lived
  assets...............................        19,316         35,003         3,617       34,183          3,295            87
Investment in affiliates...............           165             22            95           --             --        12,539

[Financial data--to be continued]


[Financial data--continued]

                                                 Year ended March 31, 2000 (Millions of Yen)
                                         -------------------------------------------------------
                                                   Foreign Operations
                                         ---------------------------------------

                                            The         Asia and
                                          Americas       Oceania       Europe         Total
                                         -----------   -----------   -----------   -------------
Revenues...............................  Yen  74,525   Yen  49,739   Yen  18,260   Yen   614,734
Interest revenue.......................       26,985        14,882         6,730         100,320
Interest expense.......................       33,852        22,003         9,584         112,698
Depreciation and amortization..........        4,405        13,354         5,844          93,203
Other significant non-cash items:
  Provision for doubtful
    receivables and possible
    loan losses........................        4,505         2,627           495          45,573
  Write-downs of long-lived
    assets.............................          334            --            --           7,881
  Increase in policy liabilities.......           --            --            --         137,902
Equity in net income (loss) of
  and gain (loss) on sales of
  affiliates...........................           38         1,081            19            (465)
Segment profit (loss)..................       18,775         3,371           278          63,928

Segment assets.........................      691,403       369,540       159,608       4,843,913
Long-lived assets......................       55,312        76,674        60,485         559,509
Expenditures for long-lived
  assets...............................       41,903        29,510             1         166,915
Investment in affiliates...............       29,729         9,156           163          51,869

                                                         Year ended March 31, 2000 (Thousands of U.S. dollars)
                                         -----------------------------------------------------------------------------------
                                                                      Domestic Operations
                                         -----------------------------------------------------------------------------------
                                                          Equipment    Real estate
                                            Corporate     operating      related         Real         Life
                                             finance       leases        finance        estate      insurance       Other
                                         -------------   -----------   -----------   -----------   -----------   -----------
Revenues...............................  $  1,143,806    $    499,293  $   162,920   $   422,732   $ 1,928,837   $  290,928
Interest revenue.......................       153,801              28      153,255         6,981            --      173,198
Interest expense.......................       295,073          11,936       73,245        40,236            --       24,720
Depreciation and amortization..........       293,887         292,953       14,122        30,268         5,181       19,265
Other significant non-cash items:
  Provision for doubtful
    receivables and possible
    loan losses........................       205,350              57       93,867            47            --       58,154
  Write-downs of long-lived
    assets.............................            --              --        1,404        69,694            --           --
  Increase in policy liabilities.......            --              --           --            --     1,299,124           --
Equity in net income (loss) of
  and gain (loss) on sales of
  affiliates...........................           347             104          264            --            --      (15,817)
Segment profit (loss)..................       385,473          73,697      (32,171)      (77,635)       51,390       (9,760)

Segment assets.........................    18,545,360       1,068,196    5,626,698     2,604,748     4,006,924    2,282,431
Long-lived assets......................       327,691         594,649       34,074     2,375,205        30,692       50,419
Expenditures for long-lived
  assets...............................       181,970         329,750       34,074       322,025        31,041          820
Investment in affiliates...............         1,554             207          895            --            --      118,126

[Financial data--to be continued]


[Financial data--continued]

                                          Year ended March 31, 2000 (Thousands of U.S. dollars)
                                         -------------------------------------------------------
                                                   Foreign Operations
                                         ---------------------------------------

                                            The         Asia and
                                          Americas       Oceania       Europe         Total
                                         -----------   -----------   -----------   -------------
Revenues...............................  $  702,072    $   468,573   $  172,021    $ 5,791,182
Interest revenue.......................     254,216        140,198       63,401        945,078
Interest expense.......................     318,907        207,282       90,287      1,061,686
Depreciation and amortization..........      41,498        125,803       55,054        878,031
Other significant non-cash items:
  Provision for doubtful
    receivables and possible
    loan losses........................      42,440         24,748        4,663        429,326
  Write-downs of long-lived
    assets.............................       3,146             --           --         74,244
  Increase in policy liabilities.......          --             --           --      1,299,124
Equity in net income (loss) of
  and gain (loss) on sales of
  affiliates...........................         358         10,184          179         (4,381)
Segment profit (loss)..................     176,872         31,757        2,619        602,242

Segment assets.........................   6,513,452      3,481,300    1,503,608     45,632,717
Long-lived assets......................     521,074        722,317      569,807      5,270,928
Expenditures for long-lived
  assets...............................     394,753        278,003            9      1,572,445
Investment in affiliates...............     280,066         86,255        1,536        488,639

     Accounting policies of the segments are almost the same as those described in Note 1 ("Significant Accounting and Reporting Policies") except for the treatment of income tax expenses. Since the Company evaluates performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Equity in net income of affiliates and minority interest income, which are recognized as net of tax on a consolidated basis, are adjusted to the profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses, are excluded from the segment profit or loss.

     Assets attributed to each segment are consolidated operating assets (investment in direct finance leases, installment loans, investment in operating leases, investment in securities and other operating assets), advances and investment in affiliates (not including loans). This has resulted in depreciation of office facilities and goodwill amortization expenses being included in each segment's profit or loss while the carrying amounts of corresponding assets are not allocated to each segment's assets. However, the effect stemmed from the allocation is immaterial.

     Reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are revenues, segment profit and segment assets. Other items do not have a material difference between segment amounts and consolidated amounts.

                                                       1998            1999            2000           2000
                                                  ------------------------------------------------------------
                                                                  Millions of Yen                 Thousands of
                                                                                                  U.S. dollars
                                                  ------------------------------------------------------------
Revenues:
  Total revenues for segments.................    Yen   505,032   Yen   592,468   Yen   614,734   $ 5,791,182
    Revenue related to corporate assets.......            2,111           1,473           1,779        16,760
                                                  -------------   -------------   -------------   -----------
Total consolidated revenues ..................    Yen   507,143   Yen   593,941   Yen   616,513   $ 5,807,942
                                                  =============   =============   =============   ===========
Segment profit:
  Total profit for segments ..................    Yen    39,393   Yen    37,586   Yen    63,928   $   602,242
    Unallocated interest expenses,
      general and administrative expenses.....           (4,386)         (4,189)         (3,374)      (31,785)
    Adjustment of income tax
      expenses to equity in net income
      and minority income ....................           (1,741)           (375)           (537)       (5,059)
    Unallocated write-downs of securities.....               --          (8,383)         (9,772)      (92,058)
    Unallocated other gain or loss ...........            5,146           2,676           1,803        16,985
                                                  -------------   -------------   -------------   -----------
Total consolidated income before income taxes.    Yen    38,412   Yen    27,315   Yen    52,048   $   490,325
                                                  =============   =============   =============   ===========
Segment assets:
  Total assets for segments ..................    Yen 5,103,802   Yen 4,840,799   Yen 4,843,913   $45,632,717
    Advances .................................         (101,282)        (62,079)        (89,676)     (844,805)
    Investment in affiliates
      (not including loans) ..................          (71,821)        (57,592)        (51,869)     (488,639)
    Corporate assets .........................           51,501          54,308          62,453       588,349
                                                  -------------   -------------   -------------   -----------
Total consolidated operating assets ..........    Yen 4,982,200   Yen 4,775,436   Yen 4,764,821   $44,887,622
                                                  =============   =============   =============   ===========

     FASB Statement No. 131 requires disclosure of information about geographic areas as an enterprise-wide information. Since the segment is identified based on the nature of services for domestic operations and on geographic area for foreign operations, the information required as an enterprise-wide one is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are material. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the foreign subsidiaries and foreign affiliates.

     FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as an enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of business, includes the required information. No single customer accounted for 10% or more of the total revenues for fiscal 1998, 1999 and 2000.