Form 20-F/A
period 2000-03-31
ORIX CORP
filed 2000-10-12
CIK 1070304

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

                               TABLE OF CONTENTS

                                                                          Page
Certain Defined Terms, Conventions and Presentation of Financial
        Information..........................................................ii

Forward Looking Statements...................................................ii

Exchange Rates..............................................................iii

PART I
Item 1.  Description of Business..............................................1
Item 2.  Description of Property.............................................24
Item 3.  Legal Proceedings...................................................24
Item 4.  Control of Registrant...............................................25
Item 5.  Nature of Trading Market............................................25
Item 6.  Exchange Controls and Other Limitations Affecting Security Holder...26
Item 7.  Taxation............................................................28
Item 8.  Selected Financial Data.............................................30
Item 9.  Management's Discussion and Analysis of Financial Condition and
                Results of Operations........................................31
Item 9A. Quantitative and Qualitative Disclosures About Market Risk..........64
Item 10. Directors and Officers of Registrant................................67
Item 11. Compensation of Directors and Officers..............................68
Item 12. Options to Purchase Securities from Registrant or Subsidiaries......69
Item 13. Interest of Management in Certain Transactions......................72

PART II
Item 14. Description of Securities to be Registered..........................72

PART III
Item 15. Defaults upon Senior Securities.....................................72
Item 16. Changes in Securities and Changes in Security for Registered
      Securities.............................................................72

PART IV
Item 17. Financial Statements................................................72
Item 18. Financial Statements................................................72
Item 19. Financial Statements and Exhibits...................................73

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

     The following table shows the amount of dividends paid by ORIX in each of the fiscal years indicated, which amounts are translated into US dollars per ADS at the noon buying rate on each of the dates of the ordinary general meetings of shareholders. Since the share division was implemented in May 2000 after the record date for annual dividends, the amount of dividends for the fiscal year ending March 31, 2000 was not adjusted to reflect the share division.

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

     The Corporate Executive Officers of ORIX as of September 20, 2000 are as follows:

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