Form 20-F/A
period 2000-03-31
ORIX CORP
filed 2001-01-17
CIK 1070304

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

                             Title of each class                                   Name of each exchange to which registered
(1)   Common stock, par value Yen 50 per share (the "Shares")                               New York Stock Exchange*
(2)   American Depository Shares ("ADSs"), each of which represents one-                   New York Stock Exchange
      half of one Share
(3)   0.375% Convertible Notes due 2005 (the "Notes")                                      New York Stock Exchange
(4)   American Depository Notes ("ADNs"), each of which represents one                     New York Stock Exchange
      Note in the principal amount of Yen 2,000,000

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

     The consolidated financial statements of ORIX have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese Yen .

     References in this Annual Report to "Yen " or "Yen " are to Japanese Yen and references to "$" or "dollars" are to United States dollars. Merely for the convenience of the reader, this Annual Report contains translations of certain Yen amounts into dollars at specified rates. These translations should not be construed as representations that the Yen amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise stated, the translations of Yen into dollars have been made at the rate of Yen 106.15=$1, which was the approximate exchange rate in Japan on March 31, 2000.

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

                                 EXCHANGE RATES

     The following table provides the noon buying rates for Japanese Yen expressed in Japanese Yen per $1.00. The noon buying rate on September 20, 2000 was $1 = Yen 106.77.


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

     In 1997, we acquired direct financing lease and installment loan receivables with a book value of Yen 288,619 million and 87 employees from Crown Leasing, a nonbank associated with the Nippon Credit Bank Ltd., which filed for bankruptcy in April 1997.

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

     In fiscal 2000,

     o we acquired the lease and rental operations of NEC Home Electronics Lease. Ltd., consisting primarily of direct financing lease receivables, for approximately Yen 55 billion. These operations are presently carried out by ORIX Media Supply Corporation; and

     o    we acquired a 40% stake in a consumer finance company in Osaka.

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

     In the current fiscal year, a consortium led by ORIX, Softbank Corporation and The Tokio Marine and Fire Insurance Company, Ltd., purchased all the shares of common stock of the Nippon Credit Bank of Japan from the Japanese Deposit Insurance Corporation on September 1, 2000. We acquired 14.99% stake in the bank and our investment amounted to approximately Yen 15 billion.

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

     In fiscal 2000, the total annual value of new lease contracts reported by the Japan Leasing Association was Yen 7,402 billion ($70 billion). The value of new lease contracts in fiscal 2000 based on purchase costs represented 9.86% of total private fixed investment in Japan as estimated by the Economic Planning Agency. These leases include only financing leases as defined under Japanese GAAP, and as a result do not include installment sales contracts classified under U.S. GAAP, and by us, as direct financing leases.

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

                                 Lease Financings by Equipment Type

                                                             Years ended March 31,
                                            --------------------------------------------------------
                                            1996         1997         1998         1999         2000
                                            ----         ----         ----         ----         ----
Information-related equipment........       39.9%        42.5%        42.4%        44.0%        43.6%
Industrial equipment.................       16.8         17.0         18.1         16.7         18.4
Commercial service equipment.........       17.2         15.4         14.6         14.5         13.8
Office equipment.....................       10.5          9.5          8.7          8.1          8.1
Transportation equipment.............        7.1          7.1          7.2          6.6          6.5
Medical equipment....................        3.4          3.5          3.4          3.8          3.9
Other................................        5.1          5.1          5.6          6.3          5.8


                          Annual New Lease Contracts

                                                                        Year ended March 31,
                                                -----------------------------------------------------------------
                                                   1996          1997          1998          1999          2000
                                                ---------     ---------     ---------     ---------     ---------
                                                                                       (Billions of Yen )
Total receivables under new lease
 contracts...................................   Yen 7,621     Yen 8,287     Yen 7,930     Yen 7,144     Yen 7,402
Annual new lease contracts (cost basis)......       6,580         7,224         7,018         6,315         6,586
Private fixed investment.....................      73,331        78,571        81,846        72,923        66,800
Annual new lease contracts as a
 percentage of private fixed
 investment..................................       8.97%         9.19%         8.57%         8.66%         9.86%


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

     The following table shows the balance of direct financing lease assets by category of equipment.

                                                                         As of March 31,
                                       -------------------------------------------------------------------------------------
                                           1996              1997              1998              1999              2000
                                       -------------     -------------     -------------     -------------     -------------
                                                                        (Millions of Yen )
Information-related and office
 equipment........................     Yen   551,595     Yen   557,439     Yen   623,203     Yen   493,298     Yen   373,281
Industrial equipment..............           394,460           436,813           473,140           444,261           394,581
Commercial services equipment.....           216,754           226,118           273,730           224,080           194,809
Transportation equipment..........           373,560           458,572           443,486           414,093           398,521
Other.............................           377,467           388,674           372,463           377,110           383,761
                                           ---------         ---------         ---------         ---------         ---------
 Total............................     Yen 1,913,836     Yen 2,067,616     Yen 2,186,022     Yen 1,952,842     Yen 1,744,953
                                           =========         =========         =========         =========         =========


     The above table does not include securitized lease assets. If securitized assets were included, total balance of direct financing lease assets would be Yen 2,188,091 million as of March 31, 1999, and Yen 2,098,897 million ($19,773 million) as of March 31, 2000, respectively.

     At March 31, 2000, no single lessee represented more than 1% of our total portfolio of direct finance leases. As of March 31, 2000, approximately 75.5% of our direct financing leases were to lessees located in Japan, and approximately 18.6% of our direct financing leases were to lessees located in the United States.

     The following table shows a breakdown of the components of investment in direct financing leases.

                                                                          As of March 31,
                                       -------------------------------------------------------------------------------------
                                            1996              1997              1998              1999              2000
                                       -------------     -------------     -------------     -------------     -------------
                                                                         (Millions of Yen )
Minimum lease payments receivable..    Yen 2,086,621     Yen 2,229,528     Yen 2,353,294     Yen 2,107,393     Yen 1,889,224
Estimated residual value...........           75,047            76,578            59,119            52,368            49,965
Initial direct costs...............           21,037            23,886            28,294            29,374            26,042
Unearned lease income..............         (268,869)         (262,376)         (254,685)         (236,293)         (220,278)
                                           ---------         ---------         ---------         ---------         ---------
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

                                                                        As of or for the year ended March 31,
                                                          -----------------------------------------------------------------
                                                             1998             1999             2000                2000
                                                          ----------       ----------       ----------         ------------
                                                                                                               (Millions of
                                                           (Millions of Yen , except percentage data)             dollars)
                                                          --------------------------------------------         ------------
90+ days past due direct financing leases........         Yen 36,688       Yen 54,051       Yen 53,743           $ 506,000
90+ days past due direct financing leases as a
percentage of the balance of investment in direct
 financing leases................................                1.7%             2.8%             3.1%                 --
Provisions as a percentage of average balance of
 investment in direct financing leases...........                0.3%             0.8%             1.1%                 --
Allowance for direct financing leases                     Yen 10,510       Yen 23,867       Yen 35,783           $ 337,000
Allowance for direct financing leases as a
 percentage of the balance of 90+ days past due
 direct financing leases.........................               28.6%            44.2%            66.6%                 --
Allowance for direct financing leases as a
percentage of the balance of investment in direct
 financing leases................................               0.48%            1.22%            2.05%                 --


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

     The following table provides the balance of operating lease assets by segment.

                                                                               As of March 31,
                                                  ---------------------------------------------------------------------------
                                                     1996            1997            1998            1999            2000
                                                  -----------     -----------     -----------     -----------     -----------
                                                                              (Millions of Yen )
Transportation equipment.....................     Yen 169,425     Yen 205,277     Yen 195,392     Yen 181,886     Yen 159,548
Measuring equipment and personal computers...          46,166          53,740          59,989          58,552          58,431
Real estate and other........................         197,828         206,720         179,685         170,718         179,597
                                                      -------         -------         -------         -------         -------
      Total..................................     Yen 413,419     Yen 465,737     Yen 435,066     Yen 411,156     Yen 397,576
                                                      =======         =======         =======         =======         =======

      The balance of our total investment in operating leases decreased by 3.3%, or Yen 13,580 million, from March 31, 1999 to March 31, 2000.

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

   Installment Loans and Investment Securities

     In fiscal 2000, our revenues from interest on loans and investment securities were Yen 97,390 million ($917 million), representing 15.8% of our total revenues. As of March 31, 2000, the balance of installment loans was Yen 1,791,439 million ($16,876 million) and the balance of investment in securities was Yen 758,381 million ($7,144 million).

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

     The following table shows the balance of installment loans by domicile and type of borrowers.

                                                                               As of March 31,
                                              ---------------------------------------------------------------------------------
                                                  1996             1997             1998             1999             2000
                                              -------------    -------------    -------------    -------------    -------------
                                                                              (Millions of Yen )
Domestic Consumer
 Housing loans............................    Yen   462,906    Yen   435,388    Yen   426,559    Yen   411,215    Yen   396,748
 Card loans...............................           59,473           78,438           98,187          118,347          121,272
 Other....................................           87,233           67,902           55,811           43,663           56,461
                                                  ---------        ---------        ---------        ---------        ---------
 Subtotal.................................          609,612          581,728          580,557          573,225          574,481
Domestic Commercial
 Real estate related companies............          186,115          193,578          213,911          188,085          203,537
 Commercial and industrial companies......          532,870          558,232          607,952          614,988          657,355
                                                  ---------        ---------        ---------        ---------        ---------
 Subtotal.................................          718,985          751,810          821,863          803,073          860,892
                                                  ---------        ---------        ---------        ---------        ---------
                                                  1,328,597        1,333,538        1,402,420        1,376,298        1,435,373
Foreign commercial, industrial and other
 borrowers................................          283,665          351,053          377,761          368,661          337,754
Direct loan origination costs, net........           16,654           16,106           14,644           16,928           18,312
                                                  ---------        ---------        ---------        ---------        ---------
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

                                                                              As of March 31,
                                                        -----------------------------------------------------------
                                                            1998            1999            2000            2000
                                                        -----------     -----------     -----------     -----------
                                                                    (Millions of Yen )                    (Millions
                                                                                                         of dollars)
Impaired loans.....................................     Yen 182,976     Yen 130,226     Yen 125,921        $1,186
Impaired loans requiring a valuation allowance.....         153,529         114,525          83,408           786
Valuation allowance                                         104,921          62,109          51,791           488


     The allowance for impaired loans accounted for under FASB Statement 114 relates mainly to non-performing assets resulting from the collapse of the Japanese real estate market in and following 1992. Following the adoption of FASB Statement 114 in fiscal 1996, we increased the allowance for the category, principally as a result of a decline in the value of real estate collateral supporting these loans, despite the absence of significant change in the level of total outstanding value of these loans. In fiscal 2000, a charge-off of impaired loans amounting to Yen 16,328 million ($154 million) resulted in a decrease in the outstanding balances of impaired loans as of March 31, 2000 compared to March 31, 1999.

     The following table provides the outstanding balances of impaired loans by region and type of borrowers. Domestic consumer loans in the "Others" category primarily consist of loans secured by stock and golf club memberships.

                                                                                As of March 31,
                                                                -----------------------------------------------
                                                                     1998             1999             2000
                                                                -------------    -------------    -------------
                                                                               (Millions of Yen )
Domestic Consumers
 Housing loans..............................................    Yen        --    Yen        --    Yen        --
 Card loans.................................................               --               --               --
 Others.....................................................            3,462              740              646
                                                                      -------          -------          -------
   Subtotal.................................................            3,462              740              646
Domestic Commercial
 Real estate related companies..............................          113,703           64,536           49,432
 Commercial and industrial companies........................           62,756           57,135           64,131
                                                                      -------          -------          -------
   Subtotal.................................................          176,459          121,671          113,563
Foreign, commercial, industrial and other borrowers.........            3,055            7,815           11,712
                                                                      -------          -------          -------
Total.......................................................    Yen   182,976    Yen   130,226    Yen   125,921
                                                                      =======          =======          =======


     The following table provides information as to past due loans and allowance for installment loans, excluding amounts attributable to treatment under FASB Statement 114. Average balances are calculated on the basis of fiscal quarter-end balances.

                                                                                   As of March 31,
                                                          ---------------------------------------------------------
                                                              1998           1999           2000            2000
                                                          -----------     ----------      ----------    -----------
                                                                                                         (Millions
                                                           (Millions of Yen , except percentage data)     of dollars)
90+days past due loans excluding FASB Statement 114
loans...................................................  Yen 101,527     Yen 98,100      Yen 91,513         $ 862
90+ days past due loans not attributable to treatment
 under FASB Statement 114 as a percentage of the
 balance of installment loans excluding FASB
 Statement 114 loans....................................         6.3%            6.0%            5.4%           --
Provisions as a percentage of average balance of
 installment loans......................................         1.6%            1.7%            1.1%           --
Allowance for possible loan losses not attributable to
 treatment under FASB Statement 114.....................  Yen  30,310     Yen 46,630      Yen 49,365         $ 465
Allowance for loans not attributable to treatment under
 FASB Statement 114 as a percentage of the balance
 of 90+ days past due loans not attributable to
 treatment under FASB Statement 114.....................        29.9%           47.5%           53.9%           --
Allowance for loans not attributable to treatment under
 FASB Statement 114 as a percentage of the balance
 of installment loans excluding FASB statement 114
 loans..................................................        1.88%           2.86%           2.96%           --



     The following table shows the balance of 90+ days past due loans not attributable to treatment under FASB Statement 114 by domicile and type of borrowers.

                                                    As of March 31,
                                         -------------------------------------
                                             1998         1999         2000
                                         -----------  -----------  -----------
                                                   (Millions of Yen )
Domestic consumer
      Housing loans...................   Yen  70,313  Yen  71,157  Yen  67,066
      Card loans and other............        20,574       20,021       16,825
Domestic commercial
      Real estate related companies...         2,319           --          191
   Commercial and industrial companies         3,275          675        2,103
Foreign...............................         5,046        6,247        5,328
                                             -------       ------       ------
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

                                                                        As of March 31,
                                   ---------------------------------------------------------------------------------
                                             1998                           1999                          2000
                                   -----------------------        -----------------------       --------------------
                                                                       (Millions of Yen )
Trading securities..............   Yen      46         0.0%       Yen     414         0.1%      Yen     390      0.1%
Available-for-sale securities...       451,074        90.2            507,510        88.1           689,638     90.9
Held-to-maturity securities.....         3,127         0.6             16,542         2.8            11,404      1.5
Other securities................        46,202         9.2             51,740         9.0            56,949      7.5
                                       -------       -----            -------       -----           -------      ---
     Total......................   Yen 500,449       100.0%       Yen 576,206       100.0%      Yen 758,381      100%
                                       =======       =====            =======       =====           =======      ===

     Corporate debt securities consist of general obligation and fixed interest rate instruments. Our portfolio included investments by ORIX USA in high yield debt securities with a balance of Yen 45,752 million ($431 million) as of March 31, 2000. In June 1998 we reduced the balance of investments in high yield debt securities by Yen 50,611 million by means of a securitization in which ORIX USA sold notes collateralized by a portion of its high yield securities portfolio. ORIX USA retained a subordinated interest in this portfolio. Trading securities include securities held in the trading portfolio of ORIX Securities.

     The following table provides the fair value of available-for-sale and held-to-maturity securities in each major security type.

                                                                                  As of March 31,
                                                            ------------------------------------------------------------
                                                                1998            1999            2000            2000
                                                            -----------     -----------     -----------     ------------
                                                                        (Millions of Yen )                   (Millions of
                                                                                                              dollars)

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

   Life Insurance

     Our life insurance business includes insurance underwriting and agency sales. Our life insurance underwriting business is conducted by our subsidiary ORIX Life Insurance. Our life insurance agency sales business is conducted by ORIX. Revenues from life insurance premiums and related investment income for fiscal 2000 were Yen 205,829 million ($1,939 million), or 33.4% of our total revenues.

     ORIX Life Insurance

     ORIX Life Insurance is a full-line life insurance underwriter, with total value of insurance contracts in force at March 31, 2000 amounting to Yen 2,699 billion ($25.4 billion). ORIX Life Insurance traditionally distributed its products through agents, including ORIX as well as independent agents. In September 1997 ORIX Life Insurance initiated ORIX Direct.

     ORIX Direct is Japan's first range of whole life, endowment, and term life insurance products offered through direct channels. Since this insurance is sold via newspaper advertisements, the Internet, and other direct channels, administration expenses such as agent fees and marketing office expenses are lower than for agency-based businesses. As a consequence, we are able to offer this insurance at a lower cost than competitors. Also, by setting an upper limit Yen 30 million on insurable amounts and Yen 15 million on single payment endowment insurance, we have been able to simplify analysis and approval procedures. ORIX Direct is part of our overall initiative to increase our presence in the retail financial services sector.

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

   Other Operations

     Our other operations include the sale and structuring of commodities funds, securities brokerage, the sale of life and non-life insurance products offered by insurance companies other than ORIX Life Insurance, real estate development and management, and several other businesses. As of March 31, 2000, these operations had assets of Yen 72,472 million ($683 million), representing 1.5% of our total operating assets. In fiscal 2000, we had revenues from other operations of Yen 58,409 million ($550 million), representing 9.5% of our total revenues.

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

     Commodities Trading and Management

     We have been involved in the commodities trading and management field since 1989 through our investment in Stockton Holdings which then was engaged principally in commodities trading in the United States. We have also taken a leading role in the promotion of commodities funds in Japan, where we are the largest distributor of commodity funds, accounting for approximately 28% of the cumulative Yen 579 billion of commodities funds sold in Japan between fiscal 1989 and fiscal 2000. Taking advantage of deregulation in Japan which ultimately eliminated minimum investment requirements, we have expanded our marketing activities to individuals, while maintaining our corporate marketing operations at existing levels.

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

     Venture Capital

     In 1983 we established ORIX Capital to provide venture capital and related consultancy services for companies that are potential candidates for initial public offerings in Japan. As of March 31, 2000, assets under ORIX Capital's management were approximately Yen 10,300 million ($97 million), consisting entirely of equity securities.

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

     The PFS Department has also begun to offer small-lot commodity fund investment products to individuals via direct channels. The minimum investment unit for these funds has been reduced to Yen 500,000. In the past, the principal customers for commodity funds were corporations, but as a result of this reduction in the minimum investment unit, these funds have become accessible to individuals.

     General and Trust Banking

     ORIX Trust and Banking provides us with a general banking license and a trust business license. We have initiated the direct marketing of deposit products. As of July 31, 2000, the balance of these deposits was approximately Yen 150 billion.

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

   Our credit losses on exposures to Japanese real estate related companies and construction companies may exceed our allowances for these loans

     At March 31, 2000, we had loans outstanding of Yen 232,999 million ($2,195 million) to real estate related companies and construction companies. Of that amount, we maintained an allowance for possible loan losses of Yen 35,188 million ($331 million). Our allowance for doubtful receivables and possible loan losses may be inadequate to cover credit losses on our loans to real estate related companies and construction companies.

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

   We may suffer losses on our investment portfolio

     We hold large investments in debt and equity securities, mainly of Japanese corporations. At March 31, 2000, the book value of our investments in securities was Yen 758,381 million ($7,144 million). We may suffer losses on these investments because of changes in market prices, defaults or other reasons.

     13.8% of our investment securities at March 31, 2000 were marketable equity securities, mainly common stock of Japanese listed companies. The market values of these equity securities are volatile and have declined substantially in recent years. Unrealized gains and losses on equity securities are generally recorded in shareholders' equity, net of income taxes and are not directly charged to income. However, declines in market value on available-for-sale securities are charged to income if we believe that these declines are other than temporary. We recorded Yen 12,297 million ($116 million) in charges of this kind in fiscal 2000 and may have to record more charges of this kind in the future.

     We have substantial investments in debt securities, mainly long-term corporate bonds with fixed interest rates. Some of these investments are subordinated bonds of Japanese banks, which are in weak financial condition. We wrote-down those investments in Japanese banks to their fair value. Those write-downs are included in the Yen 12,297 million ($116 million) in charges indicated above. We may realize losses on investments in debt securities as a result of credit losses. We may also realize losses on our investment portfolio if market interest rates increase from the current low levels.

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

     We own office buildings, including one used as ORIX's principal executive offices, apartment buildings and recreational facilities for our employees with an aggregate value as of March 31, 2000 of approximately Yen 74,770 million ($704 million).

Item 3.   Legal Proceedings

     We are a defendant in various lawsuits arising in the ordinary course of our business. A judgement was rendered on August 31, 2000 for a lawsuit in connection with the repayment of participation loans in which ORIX was a defendant and Sumisei Leasing Co., Ltd. was a plaintiff. The judgment issued by the Tokyo District Court requires ORIX to pay damages in the amount of Yen 10.4 billion. ORIX has appealed to the Tokyo High Court. In our balance sheet as of March 31, 2000 we had accounted for Yen 5.5 billion as liabilities at the time we made participation loans. Although it is not certain yet whether or not we will ultimately have to pay damages, we will account the balance of Yen 4.9 billion as accrued expense in our interim financial statements for the period ending September 30, 2000.

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

Item 4.   Control of Registrant

     As of March 31, 2000, ORIX had an aggregate of 68,630,294 shares outstanding, each with a par value of Yen 50 per share. As of March 31, 2000, no person was the beneficial owner of more than 10% of any class of ORIX's shares. As of March 31, 2000 the total aggregate amount of ORIX's voting shares owned by all Directors, Corporate Executive Officers and Corporate Auditors of ORIX was 90,997 shares or 0.1% of the total number of outstanding shares.

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

                                     Tokyo Stock Exchange

                                                   Translated       Average daily
                                                      into             trading
                           Price Per Share         US$ per ADS           volume        Nikkei Stock
                           ---------------       ---------------    (hundreds of        Average at
  Calendar period           High      Low         High      Low       shares)           period end     TOPIX
--------------------       ------   ------       ------   ------    -------------     -------------    -----

1997
 First quarter.....   Yen 5,890  Yen  4,560      $   24    $  20            1,640    Yen  18,003      1,373
 Second quarter....       8,820       5,490          39       22            2,184         20,605      1,554
 Third quarter.....       9,950       8,150          42       34            1,428         17,888      1,388
 Fourth quarter....       9,820       7,650          41       30            1,378         15,259      1,175
1998
 First quarter.....      10,200       8,130          39       33            1,802         16,527      1,252
 Second quarter....       9,600       8,400          37       31            1,391         15,830      1,230
 Third quarter.....      10,630       8,430          38       32            1,302         13,406      1,044
 Fourth quarter....       9,500       7,560          35       34              901         13,842      1,087
1999
 First quarter.....       9,080       7,200          38       33            1,593         15,837      1,267
 Second quarter....      11,860       8,250          49       34            1,333         17,530      1,416
 Third quarter.....      13,930      10,540          65       48            1,916         17,605      1,507
 Fourth quarter....      24,150      12,050         118       57            2,246         18,934      1,722
<
2000
 First quarter.....      24,100      16,030         117       76            2,301         20,337      1,706

     In May 2000, ORIX implemented the subdivision of each of common stock registered on its register of shareholders as of March 31, 2000 into 1.2 shares. The reported high price of the shares on the Tokyo Stock Exchange since the share subdivision is Yen 15,480 and low price, Yen 13,400.

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

                                                                              Year ended March 31,
                                       ---------------------------------------------------------------------------------------------
                                           1996            1997            1998            1999            2000           2000
                                       -----------     -----------     -----------     -----------     -----------   ---------------
                                                                                                                       (Millions of
                                                                                                                      dollars except
                                                          (Millions of Yen except per share data)                    per share data)
Income statement data:
Total revenues......................   Yen 382,603     Yen 428,294     Yen 507,143     Yen 593,941     Yen 616,513        $ 5,808
Interest expense....................       138,394         130,743         142,177         140,846         115,038          1,084
Selling, general and administrative
 expenses..........................         61,569          70,902          79,671          82,395          90,961            857
Provision for doubtful receivables
 and possible loan losses...........        46,536          49,727          49,434          51,845          45,573            429
Operating income....................        28,374          26,562          31,041          31,042          52,886            498
Equity in net income (loss) of and
 gain (loss) on sales of affiliates.         6,653          10,327           7,371          (3,727)           (838)            (8)
Income before income taxes..........        35,027          36,889          38,412          27,315          52,048            490
Net income..........................        18,003          19,044          23,731          25,621          30,642            289
Basic earnings per share............        231.28          244.64          305.33          330.43          385.27           3.63
Diluted earnings per share..........        231.28          244.64          305.33          330.43          377.02           3.55
Cash dividends per share............         15.00           15.00           15.00           15.00           15.00           0.14


                                                                         As of March 31,
                                      ---------------------------------------------------------------------------------------------
                                           1996            1997            1998            1999            2000            2000
                                      -------------   -------------   -------------   -------------   -------------    ------------
                                                                                                                       (Millions of
                                                                    (Millions of Yen )                                    dollars)
Balance sheet data:
Investment in direct financing
leases(1)......................       Yen 1,913,836   Yen 2,067,616   Yen 2,186,022   Yen 1,952,842   Yen 1,744,953      $  16,439
Installment loans(1)...........           1,628,916       1,700,697       1,794,825       1,761,887       1,791,439         16,876
                 --                       ---------       ---------       ---------       ---------       ---------       --------
                                          3,542,752       3,768,313       3,980,847       3,714,729       3,536,392         33,315
Investment in operating leases.             413,419         465,737         435,066         411,156         397,576          3,745
Investment in securities.......             345,935         434,488         500,449         576,206         758,381          7,144
Other operating assets.........              55,161          58,193          65,838          73,345          72,472            683
                 --                       ---------       ---------       ---------       ---------       ---------       --------
Operating assets(2)............           4,357,267       4,726,731       4,982,200       4,775,436       4,764,821         44,887
Allowance for doubtful
  receivables on direct
  financing leases and
  possible loan losses.........             (81,886)       (117,567)       (145,741)       (132,606)       (136,939)        (1,290)
Other assets...................             476,375         480,811         737,850         704,806         713,660          6,724
                 --                       ---------       ---------       ---------       ---------       ---------       --------
Total assets...................           4,751,756       5,089,975       5,574,309       5,347,636       5,341,542         50,321
                                          =========       =========       =========       =========       =========         ======
Short-term debt................           2,281,511       2,513,421       2,576,483       2,184,983       1,912,761         18,019
Long-term debt.................           1,705,298       1,703,913       2,044,570       2,036,028       1,942,784         18,302
Shareholders' equity...........             276,251         308,584         313,821         327,843         425,671          4,010

                                                    1996          1997          1998          1999          2000
                                                   ------        ------        ------        ------        ------
Selected data and ratios:(3)
Shareholders' equity ratio....................      5.81%         6.06%         5.63%         6.13%         7.97%
Return on assets..............................      0.39%         0.39%         0.45%         0.47%         0.57%
Return on equity..............................      7.00%         6.51%         7.63%         7.99%         8.13%
Allowance/investment in direct financing
      leases and installment loans............       2.3%          3.1%          3.7%          3.6%          3.9%

--------------

(1) The sum of assets considered 90 or more days past due and total impaired assets measured pursuant to FASB Statement 114 amounted to Yen 321,191 million as of March 31, 1998, Yen 282,377 million as of March 31, 1999 and Yen 271,177 million ($2,555 million) as of March 31, 2000. These sums included investment in direct financing leases considered 90 or more days past due of Yen 36,688 million as of March 31, 1998, Yen 54,051 million as of March 31, 1999 and Yen 53,743 million ($506 million) as of March 31, 2000, installment loans (excluding amounts attributable to treatment under FASB Statement 114) considered 90 or more days past due of Yen 101,527 million as of March 31, 1998, Yen 98,100 million as of March 31, 1999 and Yen 91,513 million ($862 million) as of March 31, 2000, and installment loans considered impaired under the definition contained in FASB Statement 114 of Yen 182,976 million as of March 31, 1998, Yen 130,226 million as of March 31, 1999 and Yen 125,921 million ($1,186 million) as of March 31, 2000. See "Item 1. Description of Business--Profile of Businesses--Direct Financing Leases" and "--Installment Loans and Investment Securities".

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

                                              As of March 31, 1998
                                 ----------------------------------------------
                                 Life insurance   Other operations     Total
                                 --------------   ----------------  -----------
                                                  (Millions of Yen )
Fixed income securities......      Yen 150,687       Yen 238,743    Yen 389,430
Marketable equity securities.           16,804            43,697         60,501
Other securities.............           26,001            24,517         50,518
                                       -------           -------        -------
     Total...................      Yen 193,492       Yen 306,957    Yen 500,449
                                       =======           =======        =======

                                              As of March 31, 1999
                                 ----------------------------------------------
                                 Life insurance   Other operations     Total
                                 --------------   ----------------  -----------
                                                  (Millions of Yen )
Fixed income securities......      Yen 284,281       Yen 178,878    Yen 463,159
Marketable equity securities.            8,783            45,982         54,765
Other securities.............           38,101            20,181         58,282
                                       -------           -------        -------
Total........................      Yen 331,165       Yen 245,041    Yen 576,206
                                       =======           =======        =======

                                             As of March 31, 2000
                                 ----------------------------------------------
                                 Life insurance   Other operations     Total
                                 --------------   ----------------  -----------
                                                  (Millions of Yen )
Fixed income securities......      Yen 390,523       Yen  203,689   Yen 594,212
Marketable equity securities.           13,243             91,108       104,351
Other securities.............           13,379             46,439        59,818
                                       -------           -------        -------
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

Results of Operations

   Year Ended March 31, 1999 Compared to Year Ended March 31, 2000

   Overview

     In fiscal 2000 net income improved despite a decrease in assets. As a result of primarily our securitization of lease assets mostly in Japan and the strength of the Yen relative to the U.S. dollar operating assets decreased 0.2% from March 31, 1999, to Yen 4,765 billion ($45 billion) at March 31, 2000. Investment in direct financing leases, operating leases and other operating assets all decreased, while installment loans and investment in securities increased. Despite a decline in revenues from direct financing leases and investment in securities, our total revenues grew 3.8% from fiscal 1999 to fiscal 2000, to Yen 616,513 million ($5,808 million). The increase in revenues reflects principally strong growth in life insurance premiums and related investment income and income from our real estate development business and other operations included in other operating revenues as well as an increase in revenues from operating leases.

     Operating expenses increased slightly, as increases particularly in life insurance costs and other operating expenses were offset by reduction in some other categories. Interest expense decreased substantially in fiscal 2000, reflecting a reduction in the amount of our interest bearing liabilities and a reduction of borrowing rates as a result of expanding direct funding from the capital markets. Life insurance costs increased due primarily to the growth in policies in force. Provision for doubtful receivables and possible loan losses declined compared to fiscal 1999. Other operating expenses increased 21.5% from fiscal 1999 to fiscal 2000, as a result of construction expenses related to condominium sales. We recognized a write-down of securities in the amount of Yen 12,297 million ($116 million) in fiscal 2000, reflecting our judgment that declines in prices for securities at the end of the period were other than temporary. Total expenses increased by 0.1%, to Yen 563,627 million ($5,310 million), from fiscal 1999 to fiscal 2000. While income before income taxes increased 90.5%, to Yen 52,048 million ($490 million), net income increased 19.6%, to Yen 30,642 million ($289 million), reflecting a substantial increase in the provision for deferred income taxes. The provision was unusually low for deferred income taxes in fiscal 1999 due to a drop in the corporate income tax rate in Japan effected in that fiscal year.

     The tables below contain some financial data for fiscal 1999 and 2000, as well as the amounts and percentages of the changes from fiscal 1999 to fiscal 2000.

                                                         Income Statement Data

                                                                      Year ended March 31,                    Change
                                                                  ----------------------------      ------------------------
                                                                      1999             2000           Amount         Percent
                                                                  -----------      -----------      ----------       -------
                                                                                       (Millions of Yen )
Total revenues...............................................     Yen 593,941      Yen 616,513      Yen 22,572          3.8
 Direct financing leases.....................................         143,170          130,798         (12,372)        (8.6)
 Operating leases............................................          92,407          100,503           8,096          8.8
 Interest on loans and investment securities.................         100,480           97,390          (3,090)        (3.1)
 Brokerage commissions and gains on investment
   securities................................................           7,381           19,700          12,319        166.9
 Life insurance premiums and related investment income.......         196,259          205,829           9,570          4.9
 Interest income on deposits.................................           6,695            3,884          (2,811)       (42.0)
 Other operating revenues....................................          47,549           58,409          10,860         22.8
Total expenses...............................................         562,899          563,627             728          0.1
                                                                      -------          -------          ------
Operating income.............................................          31,042           52,886          21,844         70.4
Equity in net income (loss) of and gain (loss) on sales of
 affiliates..................................................          (3,727)            (838)          2,889           --
                                                                      -------          -------          ------
Income before income taxes...................................          27,315           52,048          24,733         90.5
Net income..................................................           25,621           30,642           5,021         19.6

                                                        Balance Sheet Data

                                                                        Year ended March 31,                    Change
                                                                 -------------------------------    ------------------------
                                                                      1999             2000            Amount        Percent
                                                                 -------------     -------------    ------------     -------
                                                                                      (Millions of Yen )
Investment in direct financing leases....................        Yen 1,952,842     Yen 1,744,953    Yen (207,889)     (10.6)
Investment in operating leases...........................              411,156           397,576         (13,580)      (3.3)
Installment loans........................................            1,761,887         1,791,439          29,552        1.7
Investment in securities.................................              576,206           758,381         182,175       31.6
Other operating assets...................................               73,345            72,472            (873)      (1.2)
                                                                     ---------         ---------         -------
Operating assets.........................................            4,775,436         4,764,821         (10,615)      (0.2)
Allowance for doubtful receivables on direct financing
 leases and possible loan losses.........................
                                                                      (132,606)         (136,939)         (4,333)      (3.3)
Other assets.............................................              704,806           713,660           8,854        1.3
                                                                     ---------         ---------         -------
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

                                                        Volume of New Assets

                                                                   Year ended March 31,                    Change
                                                               ----------------------------      ------------------------
                                                                   1999             2000           Amount         Percent
                                                               -----------      -----------      -----------      -------
                                                                                  (Millions of Yen )
Direct financing leases: New equipment acquisitions .....      Yen 913,221      Yen 905,898      Yen  (7,323)       (0.8)
Operating leases: New equipment acquisitions.............           92,272          101,020            8,748         9.5
Installment loans: New loans added.......................          706,758          807,477          100,719        14.3
Investment in securities: New securities added...........          302,035          333,249           31,214        10.3

     Total Revenues

     Our total revenues increased by 3.8%, or Yen 22,572 million, to Yen 616,513 million ($5,808 million) in fiscal 2000 compared to Yen 593,941 million in fiscal 1999, reflecting principally an increase of Yen 12,319 million or 166.9%, in brokerage commissions and gains on investment securities, and an increase of Yen 10,860 million, or 22.8%, in other operating revenues.

     Direct Financing Leases

     Revenues from direct financing leases decreased by 8.6%, or Yen 12,372 million, from fiscal 1999 to Yen 130,798 million ($1,232 million) in fiscal 2000.

     Revenues from direct financing leases decreased primarily due to the appreciation of Yen , as well as a decline in the balance of investment in direct financing leases due to the securitization of leasing assets. The balance of such securitization of leasing assets as of March 31, 2000 was Yen 353,944 million ($3,334 million). This securitization reduced interest income. The average interest rates on domestic direct financing leases, calculated on the basis of quarterly balances, increased to 5.79% in fiscal 2000 from 5.56% in fiscal 1999 primarily due to merger and acquisition activities and the acquisition of operating assets. The average interest rates on overseas direct financing leases, calculated on the basis of quarterly balances, decreased to 9.67% in fiscal 2000 from 9.94% in fiscal 1999, reflecting a decrease in the amount of high-yield assets. While the balance of information-related and office equipment at March 31, 2000 was lower than the balance at March 31, 1999, the decrease is primarily attributable to securitizations.

     Securitization of direct financing leases during fiscal 2000 affected revenues from direct financing leases both because we recognized gains from securitizations and because securitization decreased interest income from securitized assets. Revenues from direct financing leases in fiscal 2000 included Yen 8,591 million ($ 81 million) of gains from securitization of direct financing leases.

     The table below shows the balances as of the dates indicated of investment in direct financing leases by category of equipment, together with the amounts and percentages of the changes between period-ends.

                     Investment in Direct Financing Leases


                                                     As of March 31,                    Change
                                             ------------------------------    ------------------------
                                                  1999             2000            Amount        Percent
                                             -------------    -------------    ------------     -------
                                                                    (Millions of Yen )
Information-related and office equipment...  Yen   493,298    Yen    373,281   Yen  (120,017)     (24.3)
Industrial equipment.......................        444,261           394,581         (49,680)     (11.2)
Commercial services equipment..............        224,080           194,809         (29,271)     (13.1)
Transportation equipment...................        414,093           398,521         (15,572)      (3.8)
Other......................................        377,110           383,761           6,651        1.8
                                                 ---------         ---------        --------
 Total.....................................  Yen 1,952,842     Yen 1,744,953   Yen  (207,889)     (10.6)
                                                 =========         =========        ========


     Investment in direct financing leases decreased by 10.6% from March 31, 1999 to March 31, 2000. New investment in leased equipment in fiscal 2000 amounted to Yen 905,898 million ($8,534 million), a decrease of 0.8% from fiscal 1999. Although in fiscal 2000 we maintained a high level of origination of small-ticket leases for products like information-related and office equipment, investment in that category decreased by 24.3% due primarily to securitization. Investment in other category increased due to acquisitions of two domestic companies. The level of new lease contracts for industrial equipment remained strong, particularly in the United States. However, the depreciation of the local currency against the Japanese Yen depressed the balance of investment expressed in Yen .

     During fiscal 2000, we securitized Yen 320,666 million ($3,021 million) principal balance of lease receivables, which were treated as off-balance sheet transactions. The balance of direct financing lease assets which were treated as off-balance sheet transactions amounted to Yen 353,944 million ($3,334 million) as of March 31, 2000. The unpaid principal balance outstanding of securitized receivables is excluded from our consolidated balance sheets. See note 4 of the notes to the consolidated financial statements. In addition, we had long-term debt payables of Yen 56,034 million ($528 million) under securitized lease receivables as of March 31, 2000.

     Operating Leases

     Revenues from operating leases increased by 8.8%, or Yen 8,096 million to Yen 100,503 million ($947 million) from fiscal 1999 to fiscal 2000, despite a decrease in the balance of operating leases. Increased business from companies in information technology-related industries contributed to growth in the rental of measuring, analysis, and information-related equipments. In addition, the acquisition of new businesses increased revenues from operating leases. Although the investment in measuring equipment and personal computer accounted based on their book value decreased from 1999 to fiscal 2000 as the table below indicates, such investment recorded at purchase cost increased. See note 5 of the notes to consolidated financial statements. Gains from the disposition of operating lease assets included in revenues from operating leases were Yen 4,144 million ($39 million) in fiscal 2000, compared to Yen 2,356 million in fiscal 1999.

     The table below shows the balances as of the dates indicated of our investment in operating leases by category of equipment under lease, together with the amounts and percentages of the changes between period-ends.

                                                     As of March 31,                    Change
                                             ------------------------------    ------------------------
                                                  1999             2000            Amount       Percent
                                             -------------    -------------    ------------     -------
                                                                          (Millions of Yen )
Transportation equipment....................   Yen 181,886     Yen 159,548      Yen (22,338)     (12.3)
Measuring equipment and personal computers..        58,552          58,431             (121)      (0.2)
Real estate and other.......................       170,718         179,597            8,879        5.2
                                                   -------         -------          -------
 Total......................................   Yen 411,156     Yen 397,576      Yen (13,580)      (3.3)
                                                   =======         =======          =======

     The balance of our total investment in operating leases decreased by 3.3%, or Yen 13,580 million, from March 31, 1999 to March 31, 2000. The sale of an aircraft reduced the balance of transportation equipment assets, bringing the total fleet size to 23.

     Interest on Loans and Investment Securities

     Interest we earn on installment loans and interest-earning securities held in connection with operations other than life insurance is reflected in our consolidated statements of income as interest on loans and investment securities. Revenues from interest on loans and investment securities decreased by 3.1%, or Yen 3,090 million, from fiscal 1999 to fiscal 2000, reflecting a decline in domestic interest rates and a decrease in Yen -denominated revenues from overseas operations due to higher average value of Yen during the year. These decreases were partially offset by an increase in the balance of installment loans in Japan. The average interest rate earned on domestic loans, calculated on the basis of quarterly balances, decreased to 3.97% in fiscal 2000 from 4.00% in fiscal 1999, primarily due to a decline in market interest rates offset by improved spreads. The average interest rate earned on domestic investment securities, calculated on the basis of quarterly balances, decreased to 2.86% in fiscal 2000 from 3.13% in fiscal 1999, primarily due to a decline in market rates. The average interest rate earned on overseas loans, calculated on the basis of quarterly balances, decreased to 9.35% in fiscal 2000 from 9.44% in fiscal 1999, primarily due to the maturity of high-yielding loans. The average interest rate earned on overseas investment securities, calculated on the basis of quarterly balances, increased to 8.84% in fiscal 2000 from 8.61% in fiscal 1999, primarily reflecting the investments in commercial mortgage securities by ORIX Real Estate Capital Markets, which was accounted for by the equity method for the previous fiscal year.

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

                                                Installment Loans

                                                     As of March 31,                    Change
                                             ------------------------------    ------------------------
                                                  1999             2000            Amount       Percent
                                             -------------    -------------    ------------     -------
                                                                     (Millions of Yen )
Domestic Consumer
 Housing loans...............................Yen   411,215    Yen   396,748      Yen (14,467)     (3.5)
 Card loans..................................      118,347          121,272            2,925       2.5

                                                     As of March 31,                    Change
                                             ------------------------------    ------------------------
                                                  1999             2000            Amount       Percent
                                             -------------    -------------    ------------     -------
                                                                     (Millions of Yen )
 Other.......................................       43,663           56,461           12,798      29.3
                                                 ---------        ---------          -------
   Subtotal..................................      573,225          574,481            1,256       0.2
Domestic Commercial
 Real estate related companies...............      188,085          203,537           15,452       8.2
 Commercial and industrial companies.........      614,988          657,355           42,367       6.9
                                                 ---------        ---------          -------
   Subtotal..................................      803,073          860,892           57,819       7.2
                                                 ---------        ---------          -------
Foreign commercial, industrial and other
  borrowers..................................      368,661          337,754          (30,907)     (8.4)
Direct loan origination costs, net...........       16,928           18,312            1,384       8.2
                                                 ---------        ---------          -------
   Total.....................................Yen 1,761,887    Yen 1,791,439      Yen  29,552       1.7
                                                 =========        =========          =======

     The total balance of installment loans increased by 1.7%, to Yen 1,791,439 million ($16,876 million), from March 31, 1999 to March 31, 2000. Despite a rise in the balance of card loans and loans for margin stock trading included in other domestic consumer loans, the balance of our domestic loans to individuals slightly increased as the balance of housing loans decreased. Primarily reflecting factors such as the reluctance of Japanese banks to extend new loans, we increased new domestic loans to corporate customers. As a result, the net balance of our loans to corporate customers in Japan increased. The strengthening of the Yen at the end of the fiscal year contributed to a 8.4% decrease in the balance of overseas installment loan assets.

     The balance of our investments in securities other than in connection with our life insurance operations increased from Yen 245,041 million at March 31, 1999 to Yen 341,236 million ($3,215 million) at March 31, 2000. Fixed income securities increased by Yen 24,811 million, principally as a result of consolidation of ORIX Real Estate Capital Market's assets.

     Brokerage Commissions and Gains on Investment Securities

     All non-interest income and losses (other than foreign currency transaction gain or loss) which we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and gains on investment securities. Brokerage commissions and gains on investment securities increased by Yen 12,319 million, or 166.9%, from fiscal 1999 to fiscal 2000. ORIX Securities Corporation generates all of the brokerage commissions accounted for in this segment. Brokerage commissions increased in fiscal 2000 due principally to the strength of Japanese stock market. Revenues from gains on investment securities increased in fiscal 2000 due to income on the sale of securities in Japan and overseas.

     At March 31, 2000, gross unrealized gains of available-for-sale securities, including those held in connection with our life insurance operations, were Yen 88,934 million ($838 million). Gross unrealized gains of equity securities increased by Yen 51,624 million from fiscal 1999 to fiscal 2000 due to a rapid rise in prices of equity securities of information-technology companies in Japan. However, since March 31, 2000, such unrealized gains have significantly declined, due principally to a recent drop in prices of equity securities of Japanese information-technology companies.

     At March 31, 2000, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were Yen 11,744 million ($111 million).

     Life Insurance Premiums and Related Investment Income

     Reflecting the low level of domestic interest rate, life insurance premiums and related investment income slightly increased by Yen 9,570 million, or 4.9%, in fiscal 2000 to Yen 205,829 million ($1,939 million). Life insurance premiums increased due primarily to continued growth in sales of our directly marketed insurance products, "ORIX Direct", which include single-premium endowment insurance. Single-premium endowment insurance requires up-front payment of premiums, which are included in income when received. Related investment income increased primarily because of the growth of the life insurance investment portfolio, with new investment consisting principally of Japanese corporate bonds.

     Interest Income on Deposits

     Interest income on deposits not included in other categories of revenues includes principally interest on bank deposits. Interest income on deposits in fiscal 2000 decreased by Yen 2,811 million, or 42.0%, from fiscal 1999, principally as a result of a lower average balance of bank deposits.

     Other Operating Revenues

     Other operating revenues are generated from various businesses, such as the development and sales of residential apartments, sales of commodities funds and servicing of receivables. Other operating revenues increased by Yen 10,860 million, or 22.8%, from fiscal 1999 to fiscal 2000, principally as a result of a large increase in revenues from sales of residential apartments and the securitization of real estate loans in the United States.

     Total Expenses

     Total expenses increased by 0.1%, to Yen 563,627 million ($5,310 million), from fiscal 1999 to fiscal 2000. Interest expense decreased in fiscal 2000, reflecting the reduction in the amount of our short-term and long-term debts. Life insurance costs increased 3.7% due to the growth in policies in force. Life insurance costs consist of accrual of policy liabilities and operating expenses. We made a smaller provision for doubtful receivables and possible loan losses compared to fiscal 1999 because the deterioration in collateral values in fiscal 2000 was significantly less than in fiscal 1999. Other operating expenses increased 21.5% from fiscal 1999 to fiscal 2000, reflecting an increase in condominium sales. We recognized a write-down of securities in the amount of Yen 12,297 million ($116 million) in fiscal 2000.

     Interest Expense

     Interest expense was Yen 115,038 million ($1,084 million) in fiscal 2000, a decrease of 18.3% from fiscal 1999. The decrease in interest expense principally reflects a decline in the balance of debt, reflecting a decrease of the balance of operating assets through such measures as securitization of lease assets. Another principal factor behind is our proactive policy to diversify our funding operations and reduce funding costs through the increased use of direct funding methods, such as the issuance of shares, bonds, commercial paper, and medium-term notes. This increased the ratio of our funding directly from capital markets from 48.9% at March 31, 1999 to 56.8% at March 31, 2000. See "-Funding and Liquidity-Diversification of Funding
Sources." While notes issued under medium-term notes program increased by Yen 75,642 million from Yen 252,579 million at March 31, 1999 to Yen 328,221 million ($3,092 million) at March 31, 2000, commercial paper decreased from Yen 1,013,401 million at March 31, 1999 to Yen 977,436 million ($9,208 million) at March 31, 2000, and long-term asset backed securities decreased from Yen 194,243 million at March 31, 1999 to Yen 56,034 million ($528 million) at March 31, 2000. Our interest expense related to these capital markets fundings was significantly lower than traditional bank borrowing. The average interest rates on our domestic short-term and long-term debt, calculated on the basis of quarterly balances, decreased from 2.15% in fiscal 1999 to 1.81% in fiscal
2000. The average interest rates on our short-term and long-term overseas debt, calculated on the basis of quarterly balances, decreased from 6.89% in fiscal 1999 to 6.39% in fiscal 2000.

     Depreciation on Operating Leases

     Depreciation on operating leases increased to Yen 60,750 million ($572 million) in fiscal 2000, an increase of 5.8% from the level in fiscal 1999. This increase principally reflects an increase in new investment in operating leases.

     Life Insurance Costs

     Life insurance costs increased by Yen 6,889 million, or 3.7 %, to Yen 193,664 million ($1,824 million) from fiscal 1999 to fiscal 2000. The growth in life insurance costs reflected primarily the growth in policies in force.

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

     Other Operating Expenses

     Other operating expenses principally comprise the cost of sales for condominium marketing operations. Reflecting an increase in condominium sales, other operating expenses increased 21.5%, to Yen 38,302 million ($361 million), in fiscal 2000.

     Selling, General and Administrative Expenses

     Approximately half of our selling, general and administrative expenses consist of wages and other labor-related costs, while the remaining half consists principally of general overhead expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2000 were Yen 90,961 million ($857 million), an increase of 10.4% from fiscal 1999. This increase in expenses primarily reflects expenses relating to an increase in the number of consolidated companies, and an increase in the number of our employees.

     Provision for Doubtful Receivables and Possible Loan Losses

     We make provisions for doubtful receivables and possible loan losses for direct financing leases and installment loans. Provision for doubtful receivables and possible loan losses in fiscal 2000 was Yen 45,573 million ($429 million), a decrease of 12.1% from the corresponding amount in fiscal 1999.

     The table below shows the calculation of the provision for doubtful receivables and possible loan losses for fiscal 1999 and fiscal 2000. The "Other" category includes foreign currency translation adjustments and the effect of an acquisition.

                                             Year ended March 31,
                                         ----------------------------
                                            1999             2000
                                         -----------      -----------
                                              (Millions of Yen )
Beginning balance...................     Yen 145,741      Yen 132,606
      Provisions charged to income..          51,845           45,573
      Charge-offs (net):
       Gross charge-offs............         (70,705)         (37,697)
       Recoveries...................             399              354
                                             -------          -------
       Charge-offs (net)............         (70,306)         (37,343)
       Other........................           5,326           (3,897)
                                             -------          -------
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


  Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses


                                                             Year ended March 31, 2000
                                            -----------------------------------------------------------
                                                                Installment Loans
                                                            --------------------------
                                              Direct                           FASB
                                            Financing                       Statement
                                              Leases         General         No. 114           Total
                                            ----------      ----------      ----------      -----------
                                                                 (Millions of Yen )

Beginning balance......................     Yen 23,867      Yen 46,630      Yen 62,109      Yen 132,606
                                                ======          ======          ======          =======
      Provisions charged to income.....         20,646          18,314           6,613           45,573
      Charge-offs (net)................         (7,108)        (13,907)        (16,328)         (37,343)
      Other............................         (1,622)         (1,672)           (603)          (3,897)
                                                ------          ------          ------          -------
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

     In fiscal 2000, provisions charged to income were Yen 45,573 million ($429 million) and direct financing leases and loans totaling Yen 37,343 million ($352 million) were written off. As of March 31, 2000, the allowance was Yen 136,939 million ($1,290 million). The ratio of this figure to the balance of investment in direct financing leases and installment loans was 3.9% as of March 31, 2000, compared to 3.6% as of March 31, 1999.

     Risk dispersal strategies have enabled us to maintain a low incidence of delinquency in direct financing leases. See "Item 1. Description of Business--Profile of Businesses--Direct Financing Leases".

     The recorded investment in loans considered impaired under the definition contained in FASB Statement 114 was Yen 130,226 million as of March 31, 1999 and Yen 125,921 million ($1,186 million) as of March 31, 2000. The principal reason for the decline was a charge-off of impaired loans in the amount of Yen 16,328 million ($154 million). We determined that a valuation allowance was required for impaired loans which had outstanding balances of Yen 114,525 million as of March 31, 1999 and Yen 83,408 million ($786 million) as of March 31, 2000. We recorded a valuation allowance, which is the required valuation allowance less the value of the collateral from impaired loans, calculated under FASB
Statement 114, in the amount of Yen 62,109 million as of March 31, 1999 and Yen 51,791 million ($488 million) as of March 31, 2000. FASB Statement 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Some loans, such as large groups of smaller-balance homogeneous loans (e.g., individual housing loans), and lease receivables are exempt from the provisions of FASB Statement 114. However, provisions for these loans and lease receivables are reflected in the general provisions under installment loans and investment in direct financing leases.

     The average recorded investments in impaired loans were Yen 170,838 million for fiscal 1999 and Yen 128,658 million ($1,212 million) for fiscal 2000. We recognized interest income on impaired loans of Yen 1,577 million for fiscal 1999 and Yen 1,429 million ($13 million) for fiscal 2000. For a discussion of delinquencies on installment loans, see "Item 1. Description of Business--Profile of Businesses--Installment Loans and Investments Securities".

     Write-downs of long-lived assets

     During fiscal 2000, in accordance with FASB Statement 121, we wrote down Yen 7,881 million ($74 million) for some real estate development projects included in "investment in operating leases" and "advances" in the consolidated balance sheets. These write-downs were previously included in provision for doubtful receivables and possible loan losses in the consolidated statements of income and subsequently charged-off from allowance for doubtful receivables on direct financing leases and possible loan losses in the consolidated balance sheets. However, for fiscal 2000, these write-downs are not included in provision for doubtful receivables and possible loan losses but in "write-downs of long-lived assets" in the consolidated statement of income. See "--Policies relating to Non-performing Assets and Charge-offs".

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

     Following this policy, in fiscal 2000, we charged Yen 12,297 million ($116 million) to income for declines in market value classified as other than temporary. Most of this charge relates to debt securities. In fiscal 1999, we charged Yen 11,077 million to income for declines in market value classified as other than temporary.

     Foreign Currency Transaction Loss (Gain), Net

     We recognized a foreign currency transaction gain in the amount of Yen 839 million ($8 million) in fiscal 2000, compared to a loss of Yen 390 million in fiscal 1999. This gain principally resulted from the fluctuation of the Indonesian rupiah against the U.S. dollar, as one of our subsidiaries procured a portion of its funding through dollar-denominated loans. The rupiah appreciated to a comparable degree in fiscal 1999.

     Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates

     Equity in net income (loss) of and gain (loss) on sales of affiliates in fiscal 2000 was a loss of Yen 838 million ($8 million) compared to a loss of Yen 3,727 million in fiscal 1999. The loss in fiscal 2000 was significantly lower than the loss in fiscal 1999 because we completely wrote down our investment in Korea Development Leasing Corporation in fiscal 1999. See note 9 of the notes to the consolidated financial statements. The loss in fiscal 2000 principally reflect:

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

     At March 31, 2000, the investment in affiliates accounted for by the equity method located in Asia (other than Japan and Oceania) decreased to Yen 11,201 million ($106 million) compared to Yen 11,576 million as of March 31, 1999.

     Provision for Income Taxes

     Provision for income taxes in fiscal 2000 was Yen 21,406 million ($202 million), substantially above the provision of Yen 1,694 million in fiscal 1999. The increase of Yen 19,712 million was primarily due to the remeasurement of deferred tax liabilities in fiscal 1999, as a result of the reduction of normal Japanese tax rates from approximately 48% to 42%, effective from April 1, 1999.

     Net Income

     Operating income was Yen 52,886 million ($498 million), substantially above the operating income of Yen 31,042 in fiscal 1999. Income before income taxes increased by 90.5% to Yen 52,048 million. Net income increased 19.6%, to Yen 30,642 million ($289 million), from fiscal 1999 to fiscal 2000. Basic and diluted income per share in fiscal 2000 were Yen 385 ($3.63) and Yen 377 ($3.55) respectively, compared to Yen 330 and Yen 330 in fiscal 1999.

     Cash Flows

     Net cash provided by operating activities increased by Yen 31,877 million, or 11.1%, from fiscal 1999 to fiscal 2000, to a total of Yen 318,631 million ($3,002 million). This increase is substantially due to our life insurance operations where most of the premiums are received in cash, while the largest related expense, policy benefit payments, requires cash outlays that are spread over a number of years. These increased cash inflows were partially offset by a decrease in revenues from direct financing.

     Net cash used in investing activities was Yen 292,858 million ($2,759 million) in fiscal 2000, compared to Yen 26,046 million in fiscal 1999. The principal reasons for the change in fiscal 2000 include a significant decline in the amount of principal payments received under direct financing leases and a sizable increase in installment loans to customers in fiscal 2000.

     Net cash used in financing activities was Yen 6,053 million ($57 million) in fiscal 2000, compared to net cash used in financing activities of Yen 269,472 million in fiscal 1999. In October 1999, ORIX issued Yen 41,346 million shares of common stock and Yen 40 billion in Yen denominated convertible notes.

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

                                               Year ended March 31,                  Change
                                         ------------------------------    ------------------------
                                              1999             2000            Amount       Percent
                                         -------------    -------------    ------------     -------
                                                                 (Millions of Yen )
Domestic Business Segments
 Corporate finance....................     Yen 122,629     Yen 121,415      Yen (1,214)         (1.0)
 Equipment operating leases...........          51,000          53,000           2,000           3.9
 Real estate-related finance..........          17,731          17,294            (437)         (2.5)
 Real estate..........................          39,088          44,873           5,785          14.8
 Life insurance.......................         195,484         204,746           9,262           4.7
 Other................................          22,684          30,882           8,198          36.1
                                               -------         -------          ------
   Subtotal...........................         448,616         472,210          23,594           5.3
                                               -------         -------          ------
Overseas Business Segments
 The Americas.........................          68,821          74,525           5,704           8.3
 Asia and Oceania.....................          51,220          49,739          (1,481)         (2.9)
 Europe...............................          23,811          18,260          (5,551)        (23.3)
                                               -------         -------          ------
   Subtotal...........................         143,852         142,524          (1,328)         (0.9)
                                               -------         -------          ------
   Total..............................         592,468         614,734          22,266           3.8
Adjustments...........................           1,473           1,779             306          20.8
                                               -------         -------          ------
   Total consolidated revenues........     Yen 593,941     Yen 616,513      Yen 22,572           3.8
                                               =======         =======          ======


     The table below shows the amount of our profits by business segment for fiscal 1999 and 2000, as well as the amounts and percentages of the changes from fiscal 1999 to fiscal 2000.

                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1999             2000            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of Yen )
Domestic Business Segments
 Corporate finance......................... Yen 35,240       Yen   40,918       Yen  5,678        16.1
 Equipment operating leases................      6,923              7,823              900        13.0
 Real estate-related finance...............    (11,013)            (3,415)           7,598          --
 Real estate...............................     (2,236)            (8,241)          (6,005)         --
 Life insurance............................      3,813              5,455            1,642        43.1
 Other.....................................     (4,266)            (1,036)           3,230          --
                                               -------            -------           ------
   Subtotal................................     28,461             41,504           13,043        45.8
                                               -------            -------           ------
Overseas Business Segments
 The Americas..............................     20,590             18,775           (1,815)       (8.8)
 Asia and Oceania..........................    (11,729)             3,371           15,100          --
 Europe....................................        264                278               14         5.3
                                               -------            -------           ------
   Subtotal................................      9,125             22,424           13,299       145.7
                                               -------            -------           ------
   Total...................................     37,586             63,928           26,342        70.1
                                               -------            -------           ------
Adjustments................................    (10,271)           (11,880)          (1,609)         --
                                               -------            -------           ------
   Total consolidated income before income
        taxes.............................. Yen 27,315       Yen   52,048       Yen 24,733        90.5
                                                ======             ======           ======

     The table below shows the amount of our assets by business segment for fiscal 1999 and 2000, as well as the amounts and percentages of the changes from fiscal 1999 to fiscal 2000.

                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1999             2000            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of Yen )
Domestic Business Segments
 Corporate finance......................... Yen 2,046,516    Yen 1,968,590     Yen (77,926)       (3.8)
 Equipment operating leases................       109,772          113,389           3,617         3.3
 Real estate-related finance...............       573,767          597,274          23,507         4.1
 Real estate...............................       273,504          276,494           2,990         1.1
 Life insurance............................       334,836          425,335          90,499        27.0
 Other.....................................       248,872          242,280          (6,592)       (2.6)
                                               ----------        ---------         -------
   Subtotal................................     3,587,267        3,623,362          36,095         1.0
                                               ----------        ---------         -------
Overseas Business Segments
 The Americas..............................       634,101          691,403          57,302         9.0
 Asia and Oceania..........................       440,872          369,540         (71,332)      (16.2)
 Europe....................................       178,559          159,608         (18,951)      (10.6)
                                               ----------        ---------         -------
   Subtotal................................     1,253,532        1,220,551         (32,981)       (2.6)
                                               ----------        ---------         -------
   Total...................................     4,840,799        4,843,913           3,114         0.1
                                               ----------        ---------         -------
Adjustments................................       (65,363)         (79,092)        (13,729)         --
                                               ----------        ---------         -------
   Total consolidated operating assets..... Yen 4,775,436    Yen 4,764,821     Yen (10,615)       (0.2)
                                                =========        =-======-         =======


Domestic Business Segments

     Corporate Finance

     Our domestic corporate finance segment includes principally direct financing leases of equipment, including information-related and office equipment, industrial equipment, commercial services equipment, (other than those extended by ORIX Rentec Corporation) and installment loans to commercial and industrial companies (other than for real estate finance). Our domestic corporate finance segment also includes investment securities (other than those held by ORIX Life Insurance Corporation). The activities of this segment are conducted by ORIX, ORIX Auto Leasing Corporation, ORIX Alpha Corporation and a few other domestic subsidiaries. In this business segment, segment profit increased 16.1%, or Yen 5,678 million, from fiscal 1999 to Yen 40,918 million ($385 million) in fiscal 2000. The balance of segment assets declined 3.8%, or Yen 77,926 million, from March 31, 1999 to Yen 1,968.6 billion ($18.6 billion), as of March 31, 2000.

     The increase in segment profits principally reflect decreases in the provision for doubtful receivables and possible loan losses in this segment and in interest expense.

     The balance of domestic direct financing leases declined, reflecting the securitization of Yen 263,523 million ($2,483 million) in direct finance lease assets. The decline in the balance of domestic direct financing leases also reflects a lower level of new contract execution. In most areas of direct financing leases we restrained asset growth in light of adverse economic conditions. However, we substantially increased the number of automobiles under lease in Japan by 20,000.

     The balance of domestic loans included in our corporate finance segment increased. While Japanese banks were constrained from extending new loans due to capital adequacy considerations, we increased lending to commercial and industrial companies.

     Equipment Operating Leases

     Our domestic equipment operating lease segment includes primarily operating leases of equipment, including measuring equipment and transportation equipment. The activities of this segment are conducted mainly by ORIX Rentec (including direct financing leases extended by ORIX Rentec) and ORIX Rent-A-Car Corporation. In fiscal 2000, we recorded Yen 7,823 million ($74 million) of profit in this segment. This represents an increase of 13.0% from segment profit of Yen 6,923 million in fiscal 1999. The balance of segment assets increased by 3.3%, or Yen 3,617 million, from March 31, 1999 to Yen 113,389 million ($1,068 million) as of March 31, 2000. In measuring equipment, office automation equipment and personal computer rental operations, we broadened and diversified the range of products we handle and increased technical support. Due to the strength of domestic investment in the information technology industry, segment profitability improved.

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

     In fiscal 2000, segment loss amounted to Yen 3,415 million ($32 million), compared to a loss of Yen 11,013 million in fiscal 1999. Real estate-related finance assets increased 4.1%, or Yen 23,507 million, from March 31, 1999 to Yen 597,274 million ($5,627 million) as of March 31, 2000. During both fiscal years, we made a provision for possible loan losses on a large amount of non-performing loans to corporate customers created during Japan's bubble economy period. However, the provision for fiscal 2000 was significantly lower than the amount for fiscal 1999 because the deterioration in collateral values in fiscal 2000 was significantly less than in fiscal 1999.

     Real Estate

     Our domestic real estate business consists principally of condominium development and office rental as well as management of hotels, employee dormitories, and training and other facilities. The activities of this segment are currently conducted by ORIX Real Estate Corporation. In fiscal 2000, segment loss was Yen 8,241million ($78 million), compared to a loss of Yen 2,236 million in fiscal 1999. This was principally due to write-downs of long lived real estate assets in accordance with SFAS 121, which offset the increased sales of a series of condominiums, named "Sanctus". For write-downs of long lived real estate, see "--Write-downs of long lived assets". The balance of real estate assets increased 1.1%, or Yen 2,990 million, from March 31, 1999 to Yen 276,494 million ($2,605 million) as of March 31, 2000.

     Life Insurance Business

     Our life insurance segment includes direct and agency life insurance sales and related activities. This segment also includes investment in securities in connection with our life insurance operations. The activities in this segment are conducted by ORIX Life Insurance, a wholly-owned subsidiary of ORIX.

     Segment profits in the domestic life insurance business increased 43.1%, or Yen 1,642 million, from fiscal 1999 to Yen 5,455 million ($51 million) in fiscal 2000. While "ORIX Direct" life insurance policies for individuals grew significantly in fiscal 2000, pricing advantageous to our customers constrained our margins on these policies. In addition, in common with other Japanese insurance companies, older policies issued by ORIX Life Insurance realized lower investment income than committed rates of return on the policies. Finally, net gain on sale of securities increased in fiscal 2000 as losses on sale of equity securities offset part of the gain on bond sales by ORIX Life Insurance. The outstanding balance of segment assets increased 27.0%, or Yen 90,499 million, from March 31, 1999 to Yen 425,335 million ($4,007 million) as of March 31, 2000. The growth in segment assets reflected strong demand for our "ORIX Direct" policies.

     Marketable equity securities held in connection with our life insurance business increased from Yen 8,783 million as of March 31, 1999 to Yen 13,243 million ($125 million) as of March 31, 2000.

     Other Domestic Business Segments

     Our other domestic business segments include:

     o    consumer loans by ORIX Credit Corporation and ORIX Club Corporation;

     o    security brokerage by ORIX Securities;

     o    commodities trading by ORIX Commodities Corporation; and

     o    venture capital operations conducted by ORIX Capital Corporation.

     The strength of the Japanese stock market supported growth in brokerage commissions of ORIX Securities as well as the gains of ORIX Capital Corporation on its sales of securities. Reflecting these factors as well as gains on the sale of affiliates recognized in fiscal 1999, the segment's results improved from segment loss of Yen 4,266 million in fiscal 1999 to loss of Yen 1,036 million ($10 million) in fiscal 2000. The outstanding balance of segment assets decreased 2.6%, or Yen 6,592 million from March 31, 1999 to Yen 242,280 million ($2,282 million) as of March 31, 2000.

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

     Segment profit in the Americas declined 8.8%, or Yen 1,815 million, from fiscal 1999 to Yen 18,775 million ($177 million) in fiscal 2000. ORIX Real Estate Capital Markets contributed significantly to segment profit, which was offset by reduced profits at ORIX Commercial Alliance and a decrease in gains on the sale of equity securities in affiliates. In addition reflecting the effects of the appreciation of the Yen , segment profit was slightly lower than in fiscal 1999. The segment assets amounted to Yen 691,403 million ($6,513 million) as of March 31, 2000, up 9.0% or Yen 57,302 million from March 31, 1999.

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

     In Asia and Oceania, we recorded a Yen 3,371 million ($32 million) segment profit during fiscal 2000, compared with Yen 11,729 million loss in fiscal 1999. Segment assets amounted to Yen 369,540 million ($3,481 million) as of March 31, 2000, down 16.2% or Yen 71,332 million from March 31, 1999. Economic conditions in Asia and Oceania are recovering from the stagnation of recent years. Under these circumstances, we focused on preventing an expansion of losses and made a highly selective approach to new investment.

     Of segment assets, Yen 271,673 million ($2,559 million) as of March 31, 2000 was invested in Asia. These assets included Yen 151,996 million ($1,432 million) of shipping loans secured by first mortgages. Substantially all non-shipping assets in Asia are denominated in local currencies.

     Europe

     Our activities in Europe include operating leases of transportation equipment, installment loans to industrial customers and investment securities. These activities are conducted in Europe mainly through ORIX Ireland Limited, ORIX Europe Limited and ORIX Aviation Systems Limited. Reflecting considerable improvement in the profitability of our aircraft operating lease business, segment profit in Europe rose to Yen 278 million ($3 million). Mainly due to the sale of one aircraft, segment assets amounted to Yen 159,608 million ($1,504 million) at March 31, 2000, down 10.6% from March 31, 1999.

   Year Ended March 31, 1999 Compared to Year Ended March 31, 1998

     Overview

     In fiscal 1999 net income improved despite a decrease in assets. As a result of our securitization of lease assets primarily in Japan, the strength of the Yen relative to the U.S. dollar, and other factors, operating assets decreased 4.2% from March 31, 1998, to Yen 4,775 billion at March 31, 1999. Investment in direct financing leases, installment loans and operating leases all decreased, while investment in securities and other operating assets increased. Despite a decline in revenues from direct financing leases and operating leases, our total revenues grew 17.1% from fiscal 1998 to fiscal 1999, to Yen 593,941 million. The increase in revenues reflects principally strong growth in life insurance premiums and related investment income as well as income from our real estate development business and other operations included in other operating revenues. In the three months ended June 30, 1999, revenues were almost at the same level and net income increased compared to the corresponding period in the prior fiscal year.

     Operating expenses increased substantially, particularly life insurance costs and other operating expenses. Interest expense and depreciation on operating leases decreased slightly in fiscal 1999, reflecting the reduction in the amount of our assets. Life insurance costs increased significantly due primarily to the growth in policies in force. Provision for doubtful receivables and possible loan losses declined compared to fiscal 1998. Other operating expenses increased 127.7% from fiscal 1998 to fiscal 1999, as a result of construction expenses related to condominium sales. We recognized a write-down of securities in the amount of Yen 11,077 million in fiscal 1999, reflecting our judgment that declines in prices for securities, primarily Japanese equity securities, at the end of the period were other than temporary. Total expenses increased by 18.2%, to Yen 562,899 million, from fiscal 1998 to fiscal 1999. While income before income taxes decreased 28.9%, to Yen 27,315 million, net income increased 8.0%, to Yen 25,621 million, reflecting a substantial decrease in the provision for deferred income taxes.

     The tables below contain some financial data for fiscal 1998 and 1999, as well as the amounts and percentages of the changes from fiscal 1998 to fiscal 1999.

                             Income Statement Data

                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of Yen )
Total revenues............................  Yen   507,143    Yen  593,941      Yen  86,798       17.1
 Direct financing leases..................        149,369         143,170           (6,199)      (4.2)
 Operating leases.........................         97,668          92,407           (5,261)      (5.4)
 Interest on loans and investment
   securities.............................         95,033         100,480            5,447        5.7
 Brokerage commissions and gains on
   investment securities..................          8,071           7,381             (690)      (8.5)
 Life insurance premiums and related
   investment income......................        126,031         196,259           70,228       55.7
 Interest income on deposits..............          3,429           6,695            3,266       95.2
 Other operating revenues.................         27,542          47,549           20,007       72.6
Total expenses............................        476,102         562,899           86,797       18.2
                                                  -------         -------          -------
Operating income..........................         31,041          31,042                1        0.0
Equity in net income (loss) of  and gain
   (loss) on sales of affiliates..........          7,371          (3,727)         (11,098)        --
Income before income taxes................         38,412          27,315          (11,097)     (28.9)
Net income................................         23,731          25,621            1,890        8.0

                              Balance Sheet Data

                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of Yen )
Investment in direct financing leases.....  Yen 2,186,022    Yen 1,952,842    Yen (233,180)     (10.7)
Investment in operating leases............        435,066          411,156         (23,910)      (5.5)
Installment loans.........................      1,794,825        1,761,887         (32,938)      (1.8)
Investment in securities..................        500,449          576,206          75,757       15.1
Other operating assets....................         65,838           73,345           7,507       11.4
                                                ---------        ---------        --------
Operating assets..........................      4,982,200        4,775,436        (206,764)      (4.2)

 Allowance for doubtful receiveables on
 direct financing leases and possible
 loan losses..............................       (145,741)        (132,606)         13,135        9.0
 Other assets.............................        737,850          704,806         (33,044)      (4.5)
                                                ---------        ---------        --------
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

                                                     Volume of New Assets

                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of Yen )
Direct financing leases: New equipment
  acquisitions ..........................   Yen 1,093,519     Yen 913,221     Yen (180,298)     (16.5)
Operating leases: New equipment
  acquisitions...........................          98,566          92,272           (6,294)      (6.4)
Installment loans: New loans added.......         715,030         706,758           (8,272)      (1.2)
Investment in securities: New securities
  added..................................         217,225         302,035           84,810       39.0

     Total Revenues

     Our total revenues increased by 17.1%, or Yen 86,798 million, to Yen 593,941 million in fiscal 1999 compared to Yen 507,143 million in fiscal 1998, reflecting principally an increase of Yen 70,228 million or 55.7%, in life insurance premiums and related investment income, and an increase of Yen 20,007 million, or 72.6%, in other operating revenues.

     Direct Financing Leases

     Revenues from direct financing leases decreased by 4.2%, or Yen 6,199 million, from fiscal 1998 to Yen 143,170 million in fiscal 1999.

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

     Securitization of direct financing leases during fiscal 1999 affected revenues from direct financing leases in two ways. First, revenues from direct financing leases include Yen 6,596 million of gains from securitization of direct financing leases. Second, securitization of direct financing leases had the effect of removing from our revenues amounts accrued on the securitized leases after the securitization transactions. However the impact of the second effect was more limited than the first, since the securitizations occurred near the end of the fiscal year.

     The table below shows the balances as of the dates indicated of investment in direct financing leases by category of equipment, together with the amounts and percentages of the changes between period-ends.

                     Investment in Direct Financing Leases


                                                     As of March 31,                    Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of Yen )
Information-related and office equipment..  Yen   623,203    Yen   493,298    Yen (129,905)     (20.8)
Industrial equipment......................        473,140          444,261         (28,879)      (6.1)
Commercial services equipment.............        273,730          224,080         (49,650)     (18.1)
Transportation equipment..................        443,486          414,093         (29,393)      (6.6)
Other.....................................        372,463          377,110           4,647        1.2
                                                ---------        ---------        --------
 Total....................................  Yen 2,186,022    Yen 1,952,842    Yen (233,180)     (10.7)
                                                =========        =========        ========

     Investment in direct financing leases decreased by 10.7% from March 31, 1998 to March 31, 1999. New investment in leased equipment in fiscal 1999 amounted to Yen 913,221 million, a decrease of 16.5 % from fiscal 1998. Although in fiscal 1999 we maintained a high level of origination of small-ticket leases for products like information-related and office equipment, investment in that category decreased by 20.8% due primarily to securitization. The level of new lease contracts for industrial equipment remained strong, particularly in the United States. However, factors including the depreciation of the local currency against the Japanese Yen depressed the balance of investment expressed in Yen .

     During fiscal 1999, we securitized Yen 223,537 million principal balance of lease receivables, which were treated as off-balance sheet transactions. Securitization of direct financing lease assets which were treated as off-balance sheet transactions amounted to Yen 50,656 million in fiscal 1998. The unpaid principal balance outstanding of securitized receivables is excluded from our consolidated balance sheets. See note 4 of the notes to the consolidated financial statements. In addition, we had long-term debt payables of Yen 194,243 million under securitized lease receivables as of March 31, 1999.

     Operating Leases

     Revenues from operating leases decreased by 5.4%, or Yen 5,261 million, from fiscal 1998 to fiscal 1999, reflecting a decrease in the balance of operating leases. While revenues from aircraft leasing increased, disposals of U.S. real estate and other assets produced an overall decline in revenues. Gains from the disposition of operating lease assets included in revenues from operating leases were Yen 2,356 million in fiscal 1999, compared to Yen 1,298 million in fiscal 1998.

     The table below shows the balances as of the dates indicated of our investment in operating leases by category of equipment under lease, together with the amounts and percentages of the changes between period-ends.

                                                     As of March 31,                    Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of Yen )
Transportation equipment.................... Yen 195,392      Yen 181,886      Yen (13,506)     (6.9)
Measuring equipment and personal computers..      59,989           58,552           (1,437)     (2.4)
Real estate and other.......................     179,685          170,718           (8,967)     (5.0)
                                                 -------          -------          -------
 Total...................................... Yen 435,066      Yen 411,156      Yen (23,910)     (5.5)
                                                 =======          =======          =======


     The balance of our total investment in operating leases decreased by 5.5%, or Yen 23,910 million, from March 31, 1998 to March 31, 1999. Our investment in operating leases was restrained by a decline in demand for information-related equipment due to the weak performance of domestic electronics companies. We sold two aircraft during the period, reducing the number of aircraft in our fleet to 24. We also sold an office building in the United States.

     Interest on Loans and Investment Securities

     Interest we earn on installment loans and interest-earning securities held in connection with operations other than life insurance is reflected in our consolidated statements of income as interest on loans and investment securities. Revenues from interest on loans and investment securities increased by 5.7%, or Yen 5,447 million, from fiscal 1998 to fiscal 1999, reflecting an increase in loans with higher interest rates such as card loans. These increases were offset by a decrease in the balance of investment securities. The average interest rate earned on domestic loans, calculated on the basis of quarterly balances, decreased to 4.00% in fiscal 1999 from 4.02% in fiscal 1998, primarily due to decline in market interest rates offset by better spreads. The average interest rate earned on domestic investment securities, calculated on the basis of quarterly balances, decreased to 3.13% in fiscal 1999 from 3.44% in fiscal 1998, primarily due to decline in market rates. The average interest rate earned on overseas loans, calculated on the basis of quarterly balances, increased to 9.44% in fiscal 1999 from 9.09% in fiscal 1998, primarily due to the maturity of low-yielding loans. The average interest rate earned on overseas investment securities, calculated on the basis of quarterly balances, increased to 8.61% in fiscal 1999 from 8.58% in fiscal 1998.

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

                                                   Installment Loans

                                                     As of March 31,                    Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of Yen )
Domestic Consumer
 Housing loans..............................Yen   426,559    Yen   411,215     Yen (15,344)      (3.6)
 Card loans.................................       98,187          118,347          20,160       20.5
 Other......................................       55,811           43,663         (12,148)     (21.8)
                                                ---------        ---------         -------
   Subtotal.................................      580,557          573,225          (7,332)      (1.3)
Domestic Commercial
 Real estate related companies..............      213,911          188,085         (25,826)     (12.1)
 Commercial and industrial companies........      607,952          614,988           7,036        1.2
                                                ---------        ---------         -------
   Subtotal.................................      821,863          803,073         (18,790)      (2.3)
                                                ---------        ---------         -------
Foreign commercial, industrial and other
  borrowers.................................      377,761          368,661          (9,100)      (2.4)
Direct loan origination costs, net..........       14,644           16,928           2,284       15.6
                                                ---------        ---------         -------
   Total....................................Yen 1,794,825    Yen 1,761,887     Yen (32,938)      (1.8)
                                                =========        =========         =======

     The total balance of installment loans decreased by 1.8%, to Yen 1,761,887 million, from March 31, 1998 to March 31, 1999. Despite a rise in the balance of card loans, the balance of our domestic loans to individuals decreased as we refrained from extending new housing loans. Reflecting factors such as the reluctance of Japanese banks to extend new loans, we increased new domestic loans to corporate customers, while we used our reserves for possible loan losses to charge off a substantial volume of impaired loans. As a result, the net balance of our loans to corporate customers in Japan decreased. These charge-offs related primarily to loans to domestic real estate related companies. The strengthening of the Yen at the end of the fiscal year contributed to a 2.4% decrease in the balance of overseas installment loan assets.

     The balance of our investments in securities other than in connection with our life insurance operations declined from Yen 306,957 million at March 31, 1998 to Yen 245,041 million at March 31, 1999. Fixed income securities declined by Yen 59,865 million, principally as a result of the sale of Yen 50,611 million of U.S. high-yield securities in a securitization transaction.

     Brokerage Commissions and Gains on Investment Securities

     Brokerage commissions and gains on investment securities decreased by Yen 690 million, or 8.5%, from fiscal 1998 to fiscal 1999. ORIX Securities Corporation generates all of the brokerage commissions accounted for in this segment. Brokerage commissions decreased in fiscal 1999 due principally to a reduction in the volume of trades, reflecting the weakness of the Japanese stock market. Revenues from gains on investment securities decreased in fiscal 1999 due to a decline in profits on securities sold in the United States.

     At March 31, 1999, gross unrealized gains of available-for-sale securities, including those held in connection with our life insurance operations, were Yen 32,356 million. At March 31, 1999, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were Yen 25,153 million.

     Life Insurance Premiums and Related Investment Income

     Life insurance premiums and related investment income increased by Yen 70,228 million, or 55.7%, in fiscal 1999 to Yen 196,259 million. Life insurance premiums increased due primarily to continued growth in sales of our directly marketed insurance products, "ORIX Direct", which include single-premium endowment insurance. Single-premium endowment insurance requires up-front payment of premiums, which are included in income when received. Related investment income increased primarily because of the growth of the life insurance investment portfolio, with new investment consisting principally of Japanese corporate bonds. However, the low level of domestic interest rates adversely affected investment income.

     Interest Income on Deposits

     Interest income on deposits not included in other categories of revenues includes principally interest on bank deposits. Interest income on deposits increased by Yen 3,266 million, or 95.2%, from fiscal 1998 to fiscal 1999, principally as a result of a higher average balance of bank deposits.

     Other Operating Revenues

     Other operating revenues increased by Yen 20,007 million, or 72.6%, from fiscal 1998 to fiscal 1999, principally as a result of a large increase in revenues from sales of residential apartments as well as growth in commission income from sales of commodity funds and leveraged leases.

     Total Expenses

     Total expenses increased by 18.2%, to Yen 562,899 million, from fiscal 1998 to fiscal 1999. Interest expense and depreciation on operating leases decreased slightly in fiscal 1999, reflecting the reduction in amount of our assets. Life insurance costs increased 61.2% due to the growth in policies in force. Life insurance costs consist of accrual of policy liabilities and operating expenses. We made a smaller provision for doubtful receivables and possible loan losses compared to fiscal 1998 because the deterioration in collateral values in fiscal 1999 was significantly less than in fiscal 1998. Other operating expenses increased 127.7% from fiscal 1998 to fiscal 1999, reflecting an increase in condominium sales. We recognized a write-down of securities in the amount of Yen 11,077 million in fiscal 1999.

     Interest Expense

     Interest expense was Yen 140,846 million in fiscal 1999, a decrease of 0.9% from fiscal 1998. The decrease in interest expense principally reflects a decline in the balance of short-term debt, reflecting the reduction in our operating assets. In addition, we reduced our average funding costs by diversifying our funding sources, through increased use of asset-backed securities and commercial paper and other direct funding methods. See
"--Funding and Liquidity--Diversification of Funding Sources." Commercial paper decreased by Yen 95,629 million, or 8.6 %, as of March 31, 1999, short-term asset-backed securities decreased from Yen 28,400 million as of March 31, 1998 to Yen 0 as of March 31, 1999, and long-term asset-backed securities decreased from Yen 305,520 million as of March 31, 1998 to Yen 194,243 million as of March 31, 1999. Our interest expense related to these capital markets fundings was generally lower than traditional bank borrowings. The average interest rates on our domestic short-term and long-term debt, calculated on the basis of quarterly balances, decreased to 2.10% in fiscal 1999 from 2.15% in fiscal
1998. The average interest rates on our short-term and long-term overseas debt, calculated on the basis of quarterly balances, decreased to 6.89% in fiscal
1999 from 6.95% in fiscal 1998, primarily due to decreases in market interest rates for dollar-denominated obligations.

     Depreciation on Operating Leases

     Depreciation on operating leases decreased to Yen 57,405 million in fiscal 1999, a decrease of 3.1% from the level in fiscal 1998. This decrease principally reflects the sale of aircraft and U.S. real estate assets.

     Life Insurance Costs

     Life insurance costs increased by Yen 70,899 million, or 61.2%, to Yen 186,775 million from fiscal 1998 to fiscal 1999. The growth in life insurance costs reflected primarily the growth in policies in force.

     Other Operating Expenses

     Reflecting an increase in condominium sales, other operating expenses increased 127.7%, to Yen 31,522 million, in fiscal 1999. While condominium sales produced profits, expenses related to commercial real estate held since the bubble era in Japan continued to depress earnings.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses in fiscal 1999 were Yen 82,395 million, an increase of 3.4% from fiscal 1998. This increase in expenses primarily reflects expenses relating to our bank and trust business, which we acquired at the end of fiscal 1998, and an increase in the number of our employees at our sales branches primarily and also at our headquarters.

     Provision for Doubtful Receivables and Possible Loan Losses

     We have provisions for doubtful receivables and possible loan losses for direct financing leases and installment loans. Provision for doubtful receivables and possible loan losses in fiscal 1999 was Yen 51,845 million, an increase of 4.9% from the corresponding amount in fiscal 1998.

     The table below shows the calculation of the provision for doubtful receivables and possible loan losses for fiscal 1998 and fiscal 1999. The "Other" category includes foreign currency translation adjustments and the effect of an acquisition.

                                             Year ended March 31,
                                         -----------      -----------
                                             1998             1999
                                         -----------      -----------
                                              (Millions of Yen )
Beginning balance...................     Yen 117,567      Yen 145,741
      Provisions charged to income..          49,434           51,845
      Charge-offs (net):
       Gross charge-offs............         (24,019)         (70,705)
       Recoveries...................             680              399
                                             -------          -------
       Charge-offs (net)............         (23,339)         (70,306)
       Other........................           2,079            5,326
                                             -------          -------
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

      Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses

                                                              Year end March 31, 1999
                                            -------------------------------------------------------------
                                                                 Installment Loans
                                                             ---------------------------
                                              Direct                           FASB
                                            Financing                        Statement
                                              Leases           General          No.114           Total
                                            ----------       ----------      -----------      -----------
                                                                 (Millions of Yen )

Beginning balance......................     Yen 10,510       Yen 30,310      Yen 104,921      Yen 145,741
                                                ======           ======          =======          =======
 Provisions charged to income..........         16,853           28,054            6,938           51,845
 Charge-offs (net).....................         (6,938)         (12,520)         (50,848)         (70,306)
 Other.................................          3,442              786            1,098            5,326
                                                ------           ------           ------          -------
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

     Provisions charged to income for fiscal 1999 were Yen 51,845 million. Direct financing leases and loans totaling Yen 70,306 million, were written off. As of March 31, 1999, the allowance was Yen 132,606 million, and the ratio of this figure to the balance of investment in direct financing leases and installment loans was 3.6%, compared to 3.7% as of March 31, 1998.

     Risk dispersal strategies have enabled us to maintain a low incidence of delinquency in direct financing leases. See "Item 1. Description of Business--Profile of Businesses--Direct Financing Leases".

     The recorded investment in loans considered impaired under the definition contained in FASB Statement 114 was Yen 182,976 million as of March 31, 1998 and Yen 130,226 million as of March 31, 1999. The principal reason for the decline was a charge-off of impaired loans in the amount of Yen 50,848 million. We determined that a valuation allowance was required for impaired loans which had outstanding balances of Yen 153,529 million as of March 31, 1998 and Yen 114,525 million as of March 31, 1999. We recorded a valuation allowance, which is the required valuation allowance less the value of the collateral from impaired loans, calculated under FASB Statement 114, in the amount of Yen 104,921 million as of March 31, 1998 and Yen 62,109 million as of March 31, 1999. FASB Statement 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Some loans, such as large groups of smaller-balance homogeneous loans (e.g., individual housing loans), and lease receivables are exempt from the provisions of FASB Statement
114. However, provisions for these loans and lease receivables are reflected in the general provisions under installment loans and investment in direct financing leases.

     The average recorded investments in impaired loans were Yen 181,074 million for fiscal 1998 and Yen 170,838 million for fiscal 1999. We recognized interest income on impaired loans of Yen 1,551 million for fiscal 1998 and Yen 1,577 million for fiscal 1999. For a discussion of delinquencies on installment loans, see "Item 1. Description of Business--Profile of Businesses--Installment Loans and Investments Securities".

     Write-downs of long-lived assets

     During fiscal 1999, in accordance with FASB Statement 121, we wrote down Yen 644 million for some real estate development projects included in "investment in operating leases" and "advances" in the consolidated balance sheets. These write-downs were previously included in provision for doubtful receivables and possible loan losses in the consolidated statements of income and subsequently charged-off from allowance for doubtful receivables on direct financing leases and possible loan losses in the consolidated balance sheets. However, write-downs of long-lived assets have been reclassified as a separate expense item to conform with the fiscal 2000 presentation. See "--Policies relating to Non-performing Assets and Charge-offs".

     Write-downs of Securities

     We charged Yen 11,077 million to income for declines in market value classified as other than temporary. Most of this charge relates to equity securities. In fiscal 1998, we charged Yen 858 million to income for declines in market value classified as other than temporary.

     Foreign Currency Transaction Loss

     We recognized a foreign currency transaction loss in the amount of Yen 390 million in fiscal 1999, compared to a loss of Yen 6,271 million in fiscal 1998. These losses principally resulted from the depreciation of the Indonesian rupiah and other Asian currencies against the U.S. dollar, as our Asian-based subsidiaries procured a portion of their funding through dollar-denominated loans. The rupiah did not depreciate to a comparable degree in fiscal 1999.

     Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates

     Equity in net income (loss) of and gain (loss) on sales of affiliates was Yen 7,371 million in fiscal 1998 but amounted to a loss of Yen 3,727 million in fiscal 1999. Some of our affiliates had particularly strong performances in fiscal 1999, including:

     o Banc One Mortgage Capital Markets, LLC, previously our joint venture with Bank One Corporation, which engages in the securitization of loans secured by commercial property;

     o our investment in Stockton Holdings Limited, which engages in reinsurance activities and trades commodities and financial futures; and

     o    Latin American leasing joint ventures.

     However, due to the generally weak performance of affiliates in Asia and the complete write-down of our investment in Korea Development Leasing Corporation, our equity in the net income of affiliates for the period amounted to a substantial loss. See note 9 of the notes to the consolidated financial statements. At March 31, 1999, the investment in affiliates accounted for by the equity method located in Asia (other than Japan and Oceania) decreased to Yen 11,576 million compared to Yen 23,815 million as of March 31, 1998.

     Provision for Income Taxes

     Provision for income taxes in fiscal 1999 was Yen 1,694 million, substantially below the provision of Yen 14,681 million in fiscal 1998. The decrease of Yen 12,987 million was primarily due to the remeasurement of deferred tax liabilities, as a result of the reduction of normal Japanese tax rates from approximately 48% to 42%, effective from April 1, 1999. The decrease also reflects the decline in income before income taxes.

     Net Income

     Operating income was Yen 31,042 million, a level comparable to that in fiscal 1998. Income before income taxes decreased by 28.9% to Yen 27,315 million. Net income increased 8.0%, to Yen 25,621 million, from fiscal 1998 to fiscal 1999, reflecting the substantial decrease in provision for income taxes in fiscal 1999. Basic and diluted income per share in fiscal 1999 were Yen 330 and Yen 330 respectively, compared to Yen 305 and Yen 305 in fiscal 1998.

     Cash Flows

     Net cash provided by operating activities increased by Yen 40,194 million, or 16.3%, from fiscal 1998 to fiscal 1999, to a total of Yen 286,754 million. This increase is substantially due to our life insurance operations where most of the premiums are received in cash, while the largest related expense, policy benefit payments, requires cash outlays that are spread over a number of years. A decrease in income tax payments also contributed to the increase in operating cash flows. These increased cash inflows were partially offset by a decrease in revenues from direct financing and operating leases and an increase in interest payments.

     Net cash used in investing activities was Yen 26,046 million in fiscal 1999, compared to Yen 383,241 million in fiscal 1998. The principal reasons for the change in fiscal 1999 include a significant decline in the amount of purchases of lease equipment, including advance payments, and a sizeable increase in net proceeds from securitization of lease receivables in fiscal 1999. These changes were offset to some extent by an increase in purchases of available-for-sale securities.

     Net cash used by financing activities was Yen 269,472 million in fiscal 1999, compared to net cash provided by financing activities of Yen 319,212 million in fiscal 1998. We decreased our short-term debt and commercial paper substantially, reflecting the general reduction of our assets other than in our insurance business.

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

                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of Yen )
Domestic Business Segments
 Corporate finance....................      Yen 120,939      Yen 122,629      Yen  1,690          1.4
 Equipment operating leases...........           50,189           51,000             811          1.6
 Real estate-related finance..........           19,102           17,731          (1,371)        (7.2)
 Real estate..........................           19,203           39,088          19,885        103.6
 Life insurance.......................          125,767          195,484          69,717         55.4
 Other................................           20,631           22,684           2,053         10.0
                                                -------          -------         -------
   Subtotal...........................          355,831          448,616          92,785         26.1
                                                -------          -------         -------
Overseas Business Segments
 The Americas.........................           71,485           68,821          (2,664)        (3.7)
 Asia and Oceania.....................           55,750           51,220          (4,530)        (8.1)
 Europe...............................           21,966           23,811           1,845          8.4
                                                -------          -------         -------
   Subtotal...........................          149,201          143,852          (5,349)        (3.6)
                                                -------          -------         -------


                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of Yen )
   Total..............................          505,032          592,468          87,436         17.3
Adjustments...........................            2,111            1,473            (638)       (30.2)
                                                -------          -------         -------
   Total consolidated revenues........      Yen 507,143      Yen 593,941      Yen 86,798         17.1
                                                =======          =======         =======

     The table below shows the amount of our profits by business segment for fiscal 1998 and 1999, as well as the amounts and percentages of the changes from fiscal 1998 to fiscal 1999.

                                                  Year ended March 31,                  Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of Yen )
Domestic Business Segments
 Corporate finance........................    Yen 44,097      Yen 35,240       Yen  (8,857)     (20.1)
 Equipment operating leases...............         8,407           6,923            (1,484)     (17.7)
 Real estate-related finance..............       (23,071)        (11,013)           12,058         --
 Real estate..............................        (8,392)         (2,236)            6,156         --
 Life insurance...........................         5,762           3,813            (1,949)     (33.8)
 Other....................................         1,891          (4,266)           (6,157)        --
                                                  ------         -------           -------
   Subtotal...............................        28,694          28,461              (233)      (0.8)
                                                  ------         -------           -------
Overseas Business Segments
 The Americas.............................        21,263          20,590              (673)      (3.2)
 Asia and Oceania.........................        (8,441)        (11,729)           (3,288)        --
 Europe...................................        (2,123)            264             2,387         --
                                                  ------         -------           -------
   Subtotal...............................        10,699           9,125            (1,574)     (14.7)
                                                  ------         -------           -------
   Total..................................        39,393          37,586            (1,807)      (4.6)
                                                  ------         -------           -------
Adjustments...............................          (981)        (10,271)           (9,290)        --
                                                  ------         -------           -------
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

                                                     As of March 31,                    Change
                                            ------------------------------    ------------------------
                                                 1998             1999            Amount       Percent
                                            -------------    -------------    ------------     -------
                                                                    (Millions of Yen )
Domestic Business Segments
 Corporate finance......................... Yen 2,233,448    Yen 2,046,516    Yen (186,932)      (8.4)
 Equipment operating leases................       103,435          109,772           6,337        6.1
 Real estate-related finance...............       649,511          573,767         (75,744)     (11.7)
 Real estate...............................       297,880          273,504         (24,376)      (8.2)
 Life insurance............................       196,378          334,836         138,458       70.5
 Other.....................................       243,607          248,872           5,265        2.2
                                                ---------        ---------        --------
   Subtotal................................     3,724,259        3,587,267        (136,992)      (3.7)
                                                ---------        ---------        --------
Overseas Business Segments
 The Americas..............................       668,742          634,101         (34,641)      (5.2)
 Asia and Oceania..........................       459,042          440,872         (18,170)      (4.0)
 Europe....................................       251,759          178,559         (73,200)     (29.1)
                                                ---------        ---------        --------
   Subtotal................................     1,379,543        1,253,532        (126,011)      (9.1)
                                                ---------        ---------        --------
   Total...................................     5,103,802        4,840,799        (263,003)      (5.2)
                                                ---------        ---------        --------
Adjustments................................      (121,602)         (65,363)         56,239         --
                                                ---------        ---------        --------
   Total consolidated operating assets..... Yen 4,982,200    Yen 4,775,436    Yen (206,764)      (4.2)
                                                =========        =========        ========

Domestic Business Segments

     Corporate Finance

     In our domestic corporate finance segment, segment profit declined 20.1%, or Yen 8,857 million, from fiscal 1998 to Yen 35,240 million in fiscal 1999. The balance of segment assets declined 8.4%, or Yen 186,932 million, from March 31, 1998 to Yen 2,046.5 billion as of March 31, 1999.

     The decline in segment profits principally reflect our recognition of substantially increased provision for doubtful receivables and possible loan losses in this segment. Substantial provisions were made for direct financing lease receivables as well as for installment loans.

     The balance of domestic direct financing leases declined, in part reflecting a lower level of new contract execution. In most areas of direct financing leases we restrained asset growth in light of adverse economic conditions. However, we substantially increased the number of automobiles under lease by 20,000 in Japan. The decline in the balance of domestic direct financing leases also reflects the securitization of Yen 179,309 million in direct finance lease receivables.

     The balance of domestic loans included in our corporate finance segment increased. While Japanese banks were constrained from extending new loans due to capital adequacy considerations, we increased lending to commercial and industrial companies.

     Equipment Operating Leases

     In fiscal 1999, we recorded Yen 6,923 million of profit in this segment. This represents a decrease of 17.7% from segment profit of Yen 8,407 million in fiscal 1998. The balance of segment assets increased by 6.1%, or Yen 6,337 million, from March 31, 1998 to Yen 109,772 million as of March 31, 1999. In measuring equipment, office automation equipment and personal computer rental operations, we broadened and diversified the range of products we handle and increased technical support. However, weak demand resulted in a decline in leases of higher-margin measuring equipment, adversely affecting profitability in this segment.

     Real Estate-Related Finance

     In fiscal 1999, segment loss amounted to Yen 11,013 million, compared to a loss of Yen 23,071 million in fiscal 1998. Real estate-related finance assets declined 11.7%, or Yen 75,744 million, from March 31, 1998 to Yen 573,767 million as of March 31, 1999. During both fiscal years, we made a provision for possible loan losses on a large amount of non-performing loans to corporate customers created during Japan's bubble economy period. However, the provision for fiscal 1999 was significantly lower than the amount for fiscal 1998 because the deterioration in collateral values in fiscal 1999 was significantly less than in fiscal 1998.

     Real Estate

     In fiscal 1999, segment loss was Yen 2,236 million, compared to a loss of Yen 8,392 million in fiscal 1998. This improvement reflected principally increased sales of series of condominiums in fiscal 1999. In fiscal 1998 we revalued real estate assets downward by Yen 5,910 million in accordance with FASB Statement 121. This revaluation resulted from declines in market values for office buildings, resort properties and other commercial real estate. The balance of real estate assets decreased 8.2%, or Yen 24,376 million, from March 31, 1998 to Yen 273,504 million as of March 31, 1999.

     Life Insurance Business

     Segment profits in the domestic life insurance business declined 33.8%, or Yen 1,949 million, from fiscal 1998 to Yen 3,813 million in fiscal 1999. While "ORIX Direct" life insurance policies for individuals grew significantly in fiscal 1999, pricing advantageous to our customers constrained our margins on these policies. In addition, in common with other Japanese insurance companies, older policies issued by ORIX Life Insurance realized lower investment income than committed rates of return on the policies. Finally, net gain on sale of securities declined in fiscal 1999 as losses on sale of equity securities offset part of the gain on bond sales by ORIX Life Insurance. The outstanding balance of segment assets increased 70.5%, or Yen 138,458 million, from March 31, 1998 to Yen 334,836 million as of March 31, 1999. The growth in segment assets reflected strong demand for our "ORIX Direct" policies.

     Marketable equity securities held in connection with our life insurance business declined from Yen 16,804 million as of March 31, 1998 to Yen 8,783 million as of March 31, 1999, as we sold Japanese equity securities.

     Other Domestic Business Segments

     The segment's results changed from a profit in fiscal 1998 of Yen 1,891 million to a loss before income taxes of Yen 4,266 million in fiscal 1999. Due to growing demand for ORIX Trust and Banking's "Direct Deposits" products, the outstanding balance of segment assets increased 2.2%, or Yen 5,265 million from March 31, 1998 to Yen 248,872 million as of March 31, 1999.

Overseas Business Segments

     The Americas

     Segment profit in the Americas declined 3.2%, or Yen 673 million, from fiscal 1998 to Yen 20,590 million in fiscal 1999. ORIX's investment in the Banc One Mortgage Capital Markets, LLC. contributed significantly to segment profit, which was offset by reduced profits at ORIX Commercial Alliance. Segment assets amounted to Yen 634,101 million as of March 31, 1999, down 5.2% or Yen 34,641 million from March 31, 1998. Segment profit was slightly lower than in fiscal 1998 due to the decrease in gains on the sale of equity securities in affiliates.

     Asia and Oceania.

     In Asia and Oceania, we recorded a Yen 11,729 million segment loss during fiscal 1999, Yen 3,288 million more than in fiscal 1998. Segment assets amounted to Yen 440,872 million as of March 31, 1999, down 4.0% or Yen 18,170 million from March 31, 1998. Due to the effects of the Asian currency crises in the previous year, economic conditions in Asia and Oceania continue to stagnate. Amid these circumstances, we focused on preventing an expansion of losses and restrained new investment. We wrote off the remainder of our investment in Korea Development Leasing in fiscal 1999.

     Of segment assets, Yen 314,172 million as of March 31, 1999 was invested in Asia. These assets included Yen 130,664 million of shipping loans secured by first mortgages. Substantially all non-shipping assets in Asia are denominated in local currencies.

     Europe

     Reflecting considerable improvement in the profitability of our aircraft operating lease business, segment profit in Europe rose to Yen 264 million. Due to the sale of two aircraft and other factors, segment assets amounted to Yen 178, 559 million at March 31, 1999, down 29.1% from March 31, 1998.

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

     As of March 31, 2000, our outstanding balance of unsecured domestic bonds was Yen 753,700 million ($7,100 million).

     We have also sought to diversify our funding sources by developing overall financial relationships with a number of banks overseas and through securities issuances overseas, principally to fund overseas operations. Since 1992, we have established several euro medium term note programs for various ORIX entities. These programs have been integrated into one multi-issuer program which includes as issuers ORIX and a number of its overseas subsidiaries. This multi-issuer program has a limit of US$3 billion and allows these ORIX entities direct access to capital markets. The issuance of notes is determined by the funding requirements of the overseas subsidiaries and is controlled by ORIX's Treasury Department. ORIX Commercial Alliance has also issued medium term notes under a separate program with a maximum issuance limit of $2,050 million in the U.S. market and $50 million in Canadian market. As of March 31, 2000, the balance of notes issued under these medium term note programs stood at Yen 328,221 million ($3,092 million). ORIX Commercial Alliance and ORIX USA have also issued commercial paper under several commercial paper programs in the U.S. market which had an aggregate balance of Yen 126,213 million ($1,189 million) as of March 31, 2000.

     Short-Term Debt

     The balance of short-term debt at March 31, 2000 was Yen 1,912,761 million ($18,019 million), representing 49.6% of total debt at March 31, 2000, compared to the level of 51.8% at March 31, 1999. The balance of short-term debt decreased by Yen 272,222 million, or 12.5%, from March 31, 1999 to March 31, 2000. Commercial paper decreased by Yen 35,965 million, or 3.5%, reflecting the decrease of commercial paper issued overseas. Other short-term debt, consisted principally of borrowings from commercial banks, decreased by Yen 236,257 million, or 20.2%, from March 31, 1999 to March 31, 2000.

     Long-Term Debt

     Long-term debt at March 31, 2000 was Yen 1,942,784 million ($18,302 million), representing 50.4% of total debt, compared to the level of 48.2% at March 31, 1999. The balance of long-term debt decreased by Yen 93,244 million, or 4.6%, from March 31, 1999 to March 31, 2000. Most of this long-term debt consisted of borrowings from Japanese banks as well as insurance companies and other institutional lenders in Japan. Long-term debt also included borrowings from foreign institutional lenders, unsecured bonds of Yen 761,253 million ($7,171 million) and medium-term notes of Yen 328,221 million ($3,092 million). The balance of asset-backed securities was Yen 56,034 million ($528 million) at March 31, 2000.

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

     We have entered into various types of interest rate contracts in managing our interest rate risk. Under interest rate swap agreements, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount. Interest rate swaps with notional principal amounts of Yen 957,398 million ($9,019 million) at March 31, 2000 were designated as hedges against outstanding debt and were principally used to effectively convert the interest rate on variable rate debt to a fixed rate. This sets our fixed rate term debt borrowing cost over the life of the swap and reduces our exposure to rising interest rates but reduces our benefits from lower interest rates.

     We have also entered into foreign exchange forward contracts and foreign currency swap agreements in managing foreign exchange risk. Foreign exchange forward contracts and foreign currency swap agreements are agreements between two parties to purchase and sell a foreign currency for a price specified at the contract date, with delivery and settlement in the future. We use contracts to hedge the risk of change in foreign currency exchange rates associated with some assets and obligations denominated in foreign currencies. At March 31, 2000, we had long-term debt of Yen 250,875 million ($2,363 million) denominated in foreign currencies other than functional currencies, substantially all of which were hedged by the use of these foreign exchange forward contracts and foreign currency swap agreements.

     Credit Facilities

     In common with most other Japanese corporations, we did not maintain a substantial amount of committed bank credit lines in the past, because Japan's Interest Rate Restriction Law, which imposes interest rate ceilings ranging from 15% to 20% per annum, effectively limited our ability to obtain these facilities. Under the Interest Rate Restriction Law, commitment fees payable to banks in connection with committed credit facilities constituted "interest". If there was no, or only a small, balance drawn under committed credit facilities, this "interest" could not exceed the amount permitted under the Interest Rate Restriction Law. This made it difficult for banks to provide committed credit facilities. In March 1999, new legislation eliminated these restrictions imposed by the Interest Rate Restriction Law. In fiscal 2000, we obtained short-term committed credit lines of Yen 294,500 million ($2,774 million) in Japan to enhance liquidity. Total committed lines for ORIX and its subsidiaries were Yen 208,054 million and Yen 549,525 million ($5,177 million) at March 31, 1999 and 2000, respectively, and of these lines, Yen 198,108 million and Yen 509,379 million ($4,799 million) were available at March 31, 1999 and 2000, respectively.

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

     As of March 31, 2000, shareholders' equity grew 29.8% from the previous fiscal year end, to Yen 425,671 million ($4,010 million). This increase principally reflected the October 1999 public share offering - which boosted common stock and additional paid-in capital Yen 38,810 million ($366 million) - increased retained earnings of Yen 29,564 million ($279 million), and reduced accumulated other comprehensive loss of Yen 26,133 million ($246 million). Thus, our shareholders' equity ratio rose to 7.97%, return on assets increased to 0.57% and return on equity increased to 8.13%.

     As of March 31, 1999, shareholders' equity grew 4.5% from the previous fiscal year end, to Yen 327,843 million. This increase principally reflected a 9.0% rise in retained earnings, to Yen 298,684 million. Net unrealized gains on investment in securities increased Yen 1,442 million to Yen 4,153 million. In light of a weakening of Japanese stock prices, we recorded an Yen 11,077 million write-down on those investments in securities with price declines. Cumulative translation adjustments (debit balance) increased to Yen 31,703 million, primarily due to the appreciation of the Yen. Thus, our shareholders' equity ratio rose to 6.13%, return on assets increased to 0.47% and return on equity increased to 7.99%.

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

     Our most significant exposure of this kind is to installment loans bearing a floating rate of interest, although we also have a significant amount of short-term investments. Most of our floating-rate installment loans and short-term investments are denominated in Yen and are therefore exposed to the risk of changes in market rates of interest for financial obligations denominated in Yen .

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

     Most of our short-term debt and floating-rate long-term debt is denominated in Yen and is therefore exposed to the risk of changes in market rates of interest for financial obligations denominated in Yen . In principle, our floating rate assets are funded by floating rate debt such as commercial paper and by way of derivative instruments.

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

     o changes in the Yen equivalent amounts of income or expenses from transactions denominated in foreign currencies; and

     o revaluation of assets and liabilities denominated in foreign currencies or reflected in the financial statements of subsidiaries whose functional currencies are other than Yen .

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

     We are also exposed to market risks in relation to insurance policies issued by ORIX Life Insurance. Interest rate sensitivity and exchange rate sensitivity data for these policies are not required to be presented in the tables below. All insurance policies issued by ORIX Life Insurance are denominated in Yen . Those policies do not provide for payments that fluctuate based on market rates of interest. Our obligations under insurance policies include obligations that are based upon the occurrence of loss events. These also include obligations that are based upon essentially financial criteria, such as insurance products that are designed partially or wholly as investment products. Changes in market rates of interest may affect the fair value of our obligations under other investment-type insurance products and may affect the present value of our expected obligations (based on actuarial determinations) under other insurance products.

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

     We identified all positions subject to a change in the value of the foreign currency and calculated the potential loss in future earnings resulting from several hypothetical scenarios of 10% changes in related currencies. For the Indonesian Rupiah, we used a 60% change, taking into consideration the recent fluctuation in the value of the currency. The largest loss results from the scenario that both the US dollar and Japanese Yen appreciate against other currencies. Based on this scenario, the exchange losses in future earnings are Yen 2,890 million at the end of fiscal 1999 and Yen 2,905 million ($27 million) at the end of fiscal 2000.

     The following tables contain quantitative information concerning the interest rate risk of ORIX's financial instruments.

                          Interest Rate Sensitivity
              Non-Trading On-Balance Sheet Financial Instruments

                                                          Expected maturity date                                     March 31, 2000
                     ------------------------------------------------------------------------------                     estimated
                          2001          2002         2003         2004         2005      Thereafter      Total         fair value
                     -------------  -----------  -----------  -----------  -----------  -----------  -------------   --------------
                                                                  (Millions of Yen )
Asset
  Installment loans
     (fixed rate)..  Yen   242,100  Yen  54,342  Yen  33,556  Yen  35,932  Yen  31,569  Yen 123,474  Yen   520,973   Yen   520,983
  Average interest
     rate...........           3.9%         4.9%         9.1%         9.2%         7.9%         7.7%           5.8%
  Installment loans
   (floating rate).. Yen   295,702  Yen 212,553  Yen 150,859  Yen 134,818  Yen 121,290  Yen 355,244  Yen 1,270,466   Yen 1,270,466
  Average interest
     rate...........           4.8%         6.1%         5.7%         6.2%         5.8%         5.7%           5.6%
  Investment in
     securities
     (fixed rate)... Yen    25,881  Yen  21,214  Yen  28,967  Yen  55,626  Yen  51,961  Yen 339,793  Yen   523,442   Yen   531,938
  Average interest
     rate...........           4.4%         3.5%         3.9%         2.4%         2.0%         4.4%           3.8%
  Investment in
     securities
     (floating
     rate).......... Yen     6,300  Yen   5,198  Yen   4,456  Yen   4,632  Yen   1,269  Yen  40,211  Yen    62,066   Yen    62,274
  Average interest
     rate...........           6.8%         6.8%         8.1%         6.3%         5.5%         2.6%           4.1%
Liabilities
  Short-term debt... Yen 1,912,761           --           --           --           --           --  Yen 1,912,761   Yen 1,912,761
  Average interest
    rate............           1.9%          --           --           --           --           --           1.9%
  Deposits.......... Yen   136,788  Yen  11,685  Yen   6,450           --           --           --  Yen   154,923   Yen   155,492
  Average interest
    rate............           0.4%         0.7%         0.9%          --           --           --           0.5%
  Long-term debt
     (fixed rate)... Yen   283,945  Yen 288,863  Yen 269,059  Yen 170,354  Yen 179,541  Yen  97,708  Yen 1,289,470   Yen 1,310,703
  Average interest
     rate...........          3.7%         2.9%         2.4%         2.0%         2.3%         3.0%           2.8%
  Long-term debt
     (floating
     rate).......... Yen   196,691  Yen 169,579  Yen  78,314  Yen  37,122  Yen  93,438  Yen  78,170  Yen   653,314   Yen   653,314
  Average interest
     rate...........           4.6%         5.3%         5.0%         4.4%         2.0%         2.6%           4.2%

                                                Non-Trading Off-Balance Sheet Financial Instruments


                                                          Expected maturity date                                     March 31, 2000
                     ------------------------------------------------------------------------------                     estimated
                          2001          2002         2003         2004         2005      Thereafter      Total         fair value
                     -------------  -----------  -----------  -----------  -----------  -----------  -------------   --------------
                                                                    (Millions of Yen )
 Notional amount
  (Floating to
   fixed)............ Yen  214,196  Yen 158,428  Yen  62,282  Yen  81,315  Yen  85,920  Yen 151,479  Yen   753,620   Yen    (9,325)
  Average pay rate...          3.0%         3.6%         4.8%         3.0%         4.3%         4.6%           3.8%
  Average receive
    rate.............          0.9%         1.5%         4.3%         2.6%         4.1%         3.6%           2.4%
 Notional amount
  (Fixed to
  floating).......... Yen   43,500  Yen  52,412  Yen  21,180  Yen  25,397  Yen  39,841  Yen  21,448  Yen   203,778   Yen     8,190
 Average pay rate....          0.4%         0.1%         0.2%         0.6%         0.3%         3.0%           0.6%
 Average receive
  rate...............          5.3%         3.3%         2.3%         3.1%         4.0%         4.0%           3.8%

                                                          Weighted      March 31,2000
                                                          average         estimated
                                     Notional amount    strike rate      fair value
                                     ---------------    -----------     -------------
                                                    (Millions of Yen )
Caps, floors and collars-held.....      Yen 57,477          5.9%         Yen   (12)

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

     The Directors and Corporate Auditors of ORIX as of September 20, 2000 are as follows:

                                                                                                      Year First
            Name                                              Title                                   Appointed
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

Item 11.   Compensation of Directors and Officers

     During fiscal 1999, the executive compensation paid to ORIX's Directors and Corporate Auditors excluding stock options and warrants amounted to approximately Yen 478 million ($4.5 million) in the aggregate. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. At the Shareholders' Meeting held on June 29, 2000, the shareholders approved bonuses for the Directors and Corporate Auditors in the amounts of Yen 86 million and Yen 3 million, respectively, for fiscal 2001.

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

     ORIX and some of our subsidiaries have established contributory and non-contributory funded pension plans covering substantially all of their employees other than directors and corporate auditors. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of these payments are determined on the basis of length of service and remuneration at the time of termination. ORIX's funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In addition, directors and corporate auditors of ORIX and some subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. Total provisions (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were Yen 3,019 million, Yen 2,942 million and Yen 3,431 million ($32 million) in fiscal 1998, 1999 and 2000, respectively.

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

     The exercise price of the options is Yen 16,272 per share. The options under the 2000 stock option plan were granted after the acquisition of the shares by ORIX and can be exercised up to June 29, 2010. Options granted under the 2000 stock option plan generally expire one year after the termination of the option holder's service with ORIX. The options may not be transferred other than by will or by the laws of descent and distribution.

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

     The exercise price of the options is Yen 10,393 per share, adjusted on April 1, 2000 to reflect the subdivision of each of common stock into 1.2 shares which was implemented on May 19, 2000. The options under the 1999 stock option plan were granted after the acquisition of the shares by ORIX and can be exercised up to June 29, 2009. Options granted under the 1999 stock option plan generally expire one year after the termination of the option holder's service with ORIX. The options may not be transferred other than by will or by the laws of descent and distribution.

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

     The exercise price of the options is Yen 7,784 per Share, adjusted on April 1, 2000 to reflect the share subdivision which was implemented on May 19, 2000. The options under the 1998 stock option plan were granted after the acquisition of the shares by ORIX and can be exercised up to ten years after this date. Options granted under the 1998 stock option plan generally expire one year after the termination of the option holder's service with ORIX. The options may not be transferred other than by will or by the laws of descent and distribution.

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

     The exercise price of the options is Yen 7,665 per Share, adjusted on April 1, 2000 to reflect the share subdivision which was implemented on May 19, 2000. The options under the 1997 stock option plan were granted after the acquisition of shares by ORIX and can be exercised up to five years after this date.
Options granted under the 1997 stock option plan generally expire one year after the termination of the option holder's service with ORIX. The options may not be transferred other than by will or by the laws of descent and distribution.

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

     The exercise price of the warrants is Yen 14,090 per Share. A warrant may be exercised up to September 6, 2004. Warrants granted under the 2000 warrant plan generally expire one year after the termination of the warrant holder's service with ORIX. The warrants may not be transferred other than by will or by the laws of descent and distribution.

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

     The exercise price of the warrants is Yen 6,885 per Share. A warrant may be exercised between November 30, 1998 and November 5, 2002. As of July, 2000, warrants to purchase 200,353 shares under the 1998 warrant plan had been exercised. Warrants granted under the 1998 warrant plan generally expire one year after the termination of the warrant holder's service with ORIX. The warrants may not be transferred other than by will or by the laws of descent and distribution.

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

     The exercise price of the warrants is Yen 7,939 per Share. A warrant may be exercised between November 7, 1997 and October 23, 2001. Warrants granted under the 1997 warrant plan generally expire one year after the termination of the warrant holder's service with ORIX. The warrants may not be transferred other than by will or by the laws of descent and distribution.

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

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of ORIX Corporation:

     We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 1999 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000, expressed in Japanese Yen . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     The financial statements of foreign subsidiaries and affiliates are translated into Japanese Yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the foreign subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Cumulative translation adjustments reflected in accumulated other comprehensive loss in shareholders' equity are from translation of foreign currency financial statements into Japanese Yen .

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

     Financial information of the segments for fiscal 1998, 1999 and 2000 is as follows:

                                                         Year ended March 31, 1998 (Millions of Yen )
                                         -----------------------------------------------------------------------------------
                                                                      Domestic Operations
                                         -----------------------------------------------------------------------------------
                                                          Equipment    Real estate
                                            Corporate     operating      related         Real         Life
                                             finance       leases        finance        estate      insurance       Other
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

[Financial data--to be continued]

[Financial data--continued]

                                                 Year ended March 31, 1998 (Millions of Yen )
                                         -------------------------------------------------------
                                                   Foreign Operations
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

                                                         Year ended March 31, 1999 (Millions of Yen )
                                         -----------------------------------------------------------------------------------
                                                                      Domestic Operations
                                         -----------------------------------------------------------------------------------
                                                          Equipment    Real estate
                                            Corporate     operating      related         Real         Life
                                             finance       leases        finance        estate      insurance       Other
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

[Financial data--to be continued]


[Financial data--continued]

                                                 Year ended March 31, 1999 (Millions of Yen )
                                         -------------------------------------------------------
                                                   Foreign Operations
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

                                                         Year ended March 31, 2000 (Millions of Yen )
                                         -----------------------------------------------------------------------------------
                                                                      Domestic Operations
                                         -----------------------------------------------------------------------------------
                                                          Equipment    Real estate
                                            Corporate     operating      related         Real         Life
                                             finance       leases        finance        estate      insurance       Other
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

[Financial data--to be continued]


[Financial data--continued]

                                                 Year ended March 31, 2000 (Millions of Yen )
                                         -------------------------------------------------------
                                                   Foreign Operations
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