Form 20-F/A
period 2000-03-31
ORIX CORP
filed 2001-01-25
CIK 1070304

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

                                                                        As of or for the year ended March 31,
                                                          -----------------------------------------------------------------
                                                             1998             1999             2000                2000
                                                          ----------       ----------       ----------         ------------
                                                                                                               (Millions of
                                                           (Millions of Yen , except percentage data)             dollars)
                                                          --------------------------------------------         ------------
90+ days past due direct financing leases........         Yen 36,688       Yen 54,051       Yen 53,743           $      506
90+ days past due direct financing leases as a
percentage of the balance of investment in direct
 financing leases................................                1.7%             2.8%             3.1%                 --
Provisions as a percentage of average balance of
 investment in direct financing leases...........                0.3%             0.8%             1.1%                 --
Allowance for direct financing leases                     Yen 10,510       Yen 23,867       Yen 35,783           $      337
Allowance for direct financing leases as a
 percentage of the balance of 90+ days past due
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