Form 20-F
period 2001-03-31
ORIX CORP
filed 2001-06-29
CIK 1070304

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           -------------------------

                                   FORM 20-F
(Mark One)

         [ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR
              [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended March 31, 2001

                                      OR
            [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from           to
                       Commission file number: 001-14856

                             ORIX KABUSHIKI KAISHA
            (Exact name of Registrant as specified in its charter)

                               ORIX CORPORATION
                (Translation of Registrant's name into English)
                                     Japan
                (Jurisdiction of incorporation or organization)
                            3-22-8 Shiba, Minato-ku
                             Tokyo 105-8683, Japan
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                             Title of each class                                   Name of each exchange on which registered
(1)   Common stock, par value Yen50 per share (the "Shares")                               New York Stock Exchange*

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

(3)   0.375% Convertible Notes due 2005 (the "Notes")                                      New York Stock Exchange

(4)   American Depository Notes ("ADNs"), each of which represents one                     New York Stock Exchange
      Note in the principal amount of Yen2,000,000

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                     None
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:
                                     None
                               (Title of Class)

 Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2001, 82,388,025 Shares and 2,106,120 ADSs are outstanding.

     Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                   Yes X              No
                                      ---               ---

      Indicate by check mark which financial statement item the Registrant has elected to follow.
                                  Item 17        Item 18  X

*Not for trading, but only in connection with the registration of American Depositary Shares.

================================================================================

                                 --------------

                               TABLE OF CONTENTS

                                 --------------

                                                                          Page

Certain Defined Terms, Conventions and Presentation of Financial Informationii

Forward Looking Statements..................................................ii

PART I
Item 1. Identity of Directors, Senior Management and Advisers................1
Item 2. Offer Statistics and Expected Timetable..............................1
Item 3. Key Information......................................................1
Item 4. Information on the Company...........................................7
Item 5. Operating and Financial Review and Prospects........................31
Item 6. Directors, Senior Management and Employees..........................67
Item 7. Major Shareholders and Related Party Transactions...................75
Item 8. Financial Information...............................................75
Item 9. The Offer and Listing...............................................76
Item 10. Additional Information.............................................78
Item 11. Quantitative and Qualitative Disclosures About Market Risk.........83
Item 12. Description of Securities Other than Equity Securities.............87

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies....................88
Item 14. Material Modifications to the Rights of Security Holders and Use of
         Proceeds...........................................................88
Item 15. [Reserved].........................................................88
Item 16. [Reserved].........................................................88

PART III
Item 17. Financial Statements...............................................89
Item 18. Financial Statements...............................................89
Item 19. Exhibits...........................................................89

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

     References in this Annual Report to "yen" or "Yen" are to Japanese yen and references to "$" or "dollars" are to United States dollars. Merely for the convenience of the reader, this Annual Report contains translations of certain yen amounts into dollars at specified rates. These translations should not be construed as representations that the yen amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise stated, the translations of yen into dollars have been made at the rate of Yen123.90=$1, which was the approximate exchange rate in Japan on March 31, 2001.

     The Company's fiscal year ends on March 31. The fiscal year ended March 31, 2001 is referred to throughout this Annual Report as fiscal 2001 or the 2001 fiscal year, and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

                           ------------------------

                           FORWARD LOOKING STATEMENTS

     This annual report contains statements that constitute "forward-looking statements" within the meaning of Section 21(E) of the Securities Exchange Act of 1934. When included in this Annual Report, the words, "will", "should", "expects", "intends", "anticipates", "estimates" and similar expressions, among others, identify forward looking statements. Such statements, which include statements contained in "Item 5. Operating and Financial Review and Prospects." and "Item 11. Quantitative and Qualitative Disclosure About Market Risk", inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. These forward looking statements are made only as of the date of this Annual Report. The Company expressly disclaims any obligation or undertaking to release any update or revision to any forward looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

                                            Part I

Item 1. Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3.   Key Information

     Selected Financial Data

     The following selected consolidated financial information has been derived from our consolidated financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included in this Annual Report, which have been audited by Arthur Andersen, independent accountants.

                                                                              Year ended March 31,
                                       ------------------------------------------------------------------------------------------

                                           1997           1998          1999            2000           2001            2001
                                       -----------    -----------    -----------    -----------    -----------   ----------------
                                                                                                                   (Millions of
                                                                                                                  dollars except
                                                          (Millions of yen except per share data)                 per share data)
Income statement data:
Total revenues......................   Yen 428,294    Yen 507,143    Yen 593,941    Yen 616,513    Yen 586,149       $ 4,731
Interest expense....................       130,743        142,177        140,846        115,038        109,289           882
Selling, general and administrative
 expenses..........................         70,902         79,671         82,395         90,961        101,156           816
Provision for doubtful receivables
 and possible loan losses...........        49,727         49,434         51,845         45,573         44,584           360
Operating income....................        26,562         31,041         31,042         52,886         57,148           461
Equity in net income (loss) of and
 gain (loss) on sales of affiliates.        10,327          7,371         (3,727)          (838)         2,088            17
Income before income taxes..........        36,889         38,412         27,315         52,048         59,236           478
Net income..........................        19,044         23,731         25,621         30,642         34,157           276
Basic earnings per share(1).........        244.64         305.33         330.43         385.27         417.77          3.37
Diluted earnings per share(1).......        244.64         305.33         330.43         377.02         400.99          3.24
Cash dividends per share............         15.00          15.00          15.00          15.00          15.00          0.12





(1) Basic earnings per share and Diluted earnings per share are retroactively adjusted for a stock split.

                                                                             As of March 31,
                                      ----------------------------------------------------------------------------------------
                                          1997           1998           1999           2000           2001           2001
                                     -------------   -------------  -------------  -------------  -------------   ------------
                                                                                                                  (Millions of
                                                                    (Millions of yen)                               dollars)
Balance sheet data:
Investment in direct financing
 leases(1).........................  Yen 2,067,616   Yen 2,186,022  Yen 1,952,842  Yen 1,744,953  Yen 1,657,709     $   13,379
Installment loans(1)...............      1,700,697       1,794,825      1,761,887      1,791,439      1,846,511         14,903
                                     -------------   -------------  -------------  -------------  -------------     ----------
                                         3,768,313       3,980,847      3,714,729      3,536,392      3,504,220         28,282
Investment in operating leases.....        465,737         435,066        411,156        397,576        451,171          3,641
Investment in securities...........        434,488         500,449        576,206        758,381        942,158          7,604
Other operating assets.............         58,193          65,838         73,345         72,472        132,006          1,066
                                     -------------   -------------  -------------  -------------  -------------     ----------
Operating assets(2)................      4,726,731       4,982,200      4,775,436      4,764,821      5,029,555         40,593

                                                                             As of March 31,
                                      ----------------------------------------------------------------------------------------
                                          1997           1998           1999           2000           2001           2001
                                     -------------   -------------  -------------  -------------  -------------   ------------
                                                                                                                  (Millions of
                                                                    (Millions of yen)                               dollars)
Allowance for doubtful receivables
 on direct financing leases and
 possible loan losses..............       (117,567)       (145,741)      (132,606)      (136,939)      (141,077)        (1,139)
Other assets.......................        480,811         737,850        704,806        713,660        702,833          5,674
                                     -------------   -------------  -------------  -------------  -------------     ----------
Total assets.......................  Yen 5,089,975   Yen 5,574,309  Yen 5,347,636  Yen 5,341,542  Yen 5,591,311     $   45,128
                                     =============   =============  =============  =============  =============     ==========
Short-term debt....................  Yen 2,513,421   Yen 2,576,483  Yen 2,184,983  Yen 1,912,761  Yen 1,562,072     $   12,608
Long-term debt.....................      1,703,913       2,044,570      2,036,028      1,942,784      2,330,159         18,807
Common Stock.......................         20,180          20,180         20,180         41,688         41,820            338
Additional Paid-in Capital.........         37,093          37,303         37,464         59,285         59,885            483
Shareholders' equity...............        308,584         313,821        327,843        425,671        461,323          3,723
Numbers of shares..................     64,870,299      64,870,299     64,870,299     68,630,294     82,388,025

                                                         1997            1998           1999           2000             2001
                                                      -----------    -----------    ------------   -----------      ----------
Selected data and ratios:(3)
Shareholders' equity ratio....................           6.06%           5.63%          6.13%          7.97%            8.25%
Return on assets..............................           0.39%           0.45%          0.47%          0.57%            0.62%
Return on equity..............................           6.51%           7.63%          7.99%          8.13%            7.70%
Allowance/investment in direct financing
 leases and installment loans.................            3.1%            3.7%           3.6%           3.9%             4.0%

---------------
(1) The sum of assets considered 90 or more days past due and total impaired assets measured pursuant to Financial Accounting Standards Boards, or FASB Statement 114 amounted to Yen282,377 million as of March 31, 1999, Yen271,177 million as of March 31, 2000 and Yen258,432 million ($2,086 million) as of March 31, 2001. These sums included investment in direct financing leases considered 90 or more days past due of Yen54,051 million as of March 31, 1999, Yen53,743 million as of March 31, 2000 and Yen53,515 million ($432 million) as of March 31, 2001, installment loans (excluding amounts attributable to treatment under FASB Statement 114) considered 90 or more days past due of Yen98,100 million as of March 31, 1999, Yen91,513 million as of March 31, 2000 and Yen84,827 million ($685 million) as of March 31, 2001, and installment loans considered impaired under the definition contained in FASB Statement 114 of Yen130,226 million as of March 31, 1999, Yen125,921 million as of March 31, 2000 and Yen120,090 million ($969 million) as of March 31, 2001. See "Item 4. Information on the Company--Profile of Businesses--Direct Financing Leases" and "--Installment Loans and Investment Securities".

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

     The following table provides the noon buying rates for Japanese yen expressed in Japanese yen per $1.00 during the periods indicated. The noon buying rate on June 22, 2001 was $1 = Yen124.25.

                                                                              Year Ended March 31,
                                                      ----------------------------------------------------------------------
                                                         1997          1998            1999           2000           2001
                                                      ----------    ----------      ----------     ----------     ----------
                                                                              (Yen per U.S. dollar)
High.............................................     Yen 124.54     Yen 133.99     Yen 147.14     Yen 124.45     Yen 125.54
Low..............................................         104.49         111.42         108.83         101.53         104.19
Average (of rates available on the last day of
each month during the period)....................         113.20         123.57         128.10         110.02         111.65
At period-end....................................         123.72         133.29         118.43         102.73         125.54

     The following table provides the high and low noon buying rates for Japanese yen per $1.00 during the months indicated.

                                           High          Low
                                          ------       ------
            2001
      January......................       118.35       114.26
      February.....................       117.62       114.88
      March........................       125.54       117.33
      April........................       126.75       121.68
      May..........................       123.67       118.88
      June (through June 22).......       124.40       119.13

Risk Factors

  Our business may continue to be adversely affected by the recession in Japan

     Our business may continue to be adversely affected by the recession in Japan. The recession may affect our new business origination volume, the credit quality of our assets and margins on operating assets.

     The Japanese economy has shown slow growth or negative growth for most of the last decade. Although from 1995 to early 1997 the economy recovered to some extent, since 1997 recessionary conditions have prevailed. Favorable economic statistics in some recent periods may reflect increased Government spending rather than recovery of economic fundamentals, and may not continue.

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

  Our credit losses on exposures to Japanese real estate related companies and construction companies may exceed our allowances for these loans

     At March 31, 2001, we had loans outstanding of Yen255,863 million ($2,065 million) to real estate related companies and construction companies. Of that amount, we maintained an allowance for possible loan losses of Yen29,714 million ($240 million). Our allowance for doubtful receivables and possible loan losses may be inadequate to cover credit losses on our loans to real estate related companies and construction companies.

     Japanese real estate related companies and construction companies have been severely affected by the collapse of the bubble economy in Japan. Because of the large declines in real estate prices, these companies have suffered enormous losses on investments in real estate and loans secured by real estate. Some of these losses have been recognized in the financial statements of these companies and some have not. Companies in these sectors are suffering from other difficult business conditions resulting from the collapse of the bubble economy, including the lack of liquidity in the real estate market and a decrease in major development projects. Therefore, these companies may have difficulty paying amounts due on loans. In addition, the value of real estate collateral securing our loans from real estate related companies and construction companies may further decline. This may prevent us from fully recovering our loans to those companies if they default on their obligations.

  Our portfolio may be adversely affected if U.S. economy declines

     A considerable portion of our revenue is derived from our operations in the United States. The US economy has shown slow growth since the second half of fiscal 2001, accompanied by declining stock prices and corporate earnings. Our results of operations may be adversely affected if the economic condition in the US continues to decline. Adverse effects on our US operations might include:

     o an increase in provision for doubtful receivables and possible loan losses if business results of our US customers deteriorate;

     o an increase in write-downs of securities if the market values of securities continue to decline and such declines are not expected to be temporary; and

     o an increase of loss in sale or unrealized loss on real estate if the value of our real estate in US declines significantly.

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

  Changes in interest rates and currency exchange rates could adversely affect our assets and our operating income

     We are subject to risks relating to changes in market rates of interest and currency exchange rates.

     Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect our ability to originate new transactions, including direct financing leases and loans, and our ability to grow. On the other hand, a decrease in interest rates could result in faster prepayments of loans. In addition, changes in market interest rates could affect the interest income we receive on interest-earning assets differently than the interest rates we pay on interest-bearing liabilities. This could increase our interest expense more than our revenues. An increase in market interest rates could make some of our floating-rate loan customers default on our loans to them.

     Not all of our assets and liabilities are matched by currency. As a consequence, rapid or significant changes in currency exchange rates could have an adverse impact on our assets and our operating income.

  We may suffer losses on our investment portfolio

     We hold large investments in debt and equity securities, mainly of Japanese corporations. At March 31, 2001, the book value of our investments in securities was Yen942,158 million ($7,604 million). We may suffer losses on these investments because of changes in market prices, defaults or other reasons.

     7.7% of our investment securities at March 31, 2001 were marketable equity securities, mainly common stock of Japanese listed companies. The market values of these equity securities are volatile and have declined substantially in recent years. Unrealized gains and losses on equity securities are generally recorded in shareholders' equity, net of income taxes, and are not directly charged to income. However, declines in market value on available-for-sale securities are charged to income if we believe that these declines are other than temporary. We recorded Yen10,848 million ($88 million) in charges of this kind in fiscal 2001 and may have to record more charges of this kind in the future.

     We have substantial investments in debt securities, mainly long-term corporate bonds with fixed interest rates. We may realize losses on investments in debt securities as a result of issuer defaults or deterioration in issuers' credit quality. We may also realize losses on our investment portfolio if market interest rates increase. Current market interest rates for yen-denominated obligations are particularly low.

  We may suffer losses if we are unable to remarket leased equipment returned to us

     We lease equipment in direct financing leases and operating leases. In both cases there is a risk that we will suffer losses at the end of the lease if we are unable to realize the residual value of the equipment that we estimated at the beginning of the lease. This risk is particularly significant in operating leases, because the lease term is much shorter than the useful life of the equipment. If we are unable to sell or re-lease the equipment at the end of the lease, we may not recover our investment in the equipment and we may suffer losses. Our estimates of the residual value of equipment are based on the current market value of used equipment and estimates of when and how much equipment will become obsolete. If equipment values and product market trends differ from our expectations, our estimates may prove to be wrong.

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

     We cannot assure you that our allowance for doubtful receivables on direct financing leases and possible loan losses will be adequate over time to cover credit losses in these portfolios. This allowance may turn out to be inadequate if adverse changes in the Japanese economy or other economies in which we compete or discrete events adversely affect specific customers, industries or markets. If our allowance for doubtful receivables on direct financing leases and possible loan losses is insufficient to cover these changes or events, we could be adversely affected.

  Our access to liquidity and capital may be restricted by economic conditions in Japan

     Our primary sources of funds are cash flow from operations, borrowings from banks and other institutional lenders, and funding from capital markets, such as commercial paper, medium-term notes, straight bonds, asset-

     backed securitizations and other term debt securities. A downgrade in our credit ratings could result in an increase in our interest expense and could have an adverse impact on our ability to access the commercial paper market or the public and private debt markets, which could have an adverse effect on our financial position and liquidity. Even if we are unable to access these markets on acceptable terms, we have access to other sources of liquidity, including bank borrowings, cash flow from our operations and sales of our assets. We cannot assure you, however, that these other sources will be adequate if our credit ratings are downgraded or other adverse conditions arise.

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

  If you hold fewer than 100 shares, you will not have all the rights of shareholders with 100 or more shares

     100 shares constitute one "unit". A holder who owns fewer than 100 shares, or ADRs evidencing fewer than 200 ADSs, will own less than a whole unit. The Japanese Commercial Code restricts the rights of a shareholder who holds shares of less than a whole unit. In general, holders of shares constituting less than a unit do not have the right to vote, to bring derivative actions or to examine the books and records of the issuer. Transfers of shares constituting less than one unit are significantly limited. Under the unit share system, holders of shares constituting less than a unit have the right to require us to purchase their shares. However, holders of ADRs are unable to withdraw underlying shares representing less than one unit. Therefore, as a practical matter, they cannot require us to purchase these underlying shares. As a result, holders of ADRs with shares in lots of less than one unit may not have access to the Japanese markets through the withdrawal mechanism to sell their shares. The unit share system does not affect the transfer of ADSs, which may be transferred in lots of any size.

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

Item 4.  Information on the Company

     General

     ORIX Corporation is a corporation (kabushiki kaisha) formed under Japanese law. Our principal place of business is at 3-22-8 Shiba, Minatu-ko, Tokyo 105-8683, 813-5419-5000. E-mail: koho@orix.co.jp; URL: www.orix.co.jp


Corporate History

     ORIX was founded as a Japanese corporation in 1964 in Osaka, Japan as Orient Leasing Co., Ltd., a specialist in equipment leasing. We have grown over the succeeding decades to become one of Japan's largest and most innovative financial services companies, providing a broad range of commercial and consumer finance products and services.

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

     In 1973, to respond to the outsourcing needs of our corporate clients for automobile management, we established ORIX Auto Leasing Corporation, which exclusively leases automobiles. In 1976, we entered the domestic rental segment as we established ORIX Rentec Corporation, which rents measurement equipments to corporations.

     In the 1980s, the Japanese financial sector began a process of gradual deregulation, while the yen became a significant international currency. New entrants and competition within the leasing industry increased, prompting us and other leasing companies to provide more specialized and sophisticated services and to increase international leasing activities. During this period, we continued to expand our range of products and services, and placed increased emphasis on conducting our operations on a consolidated basis to make optimal use of corporate resources. We commenced sales of leveraged leases, a field in which we have maintained our position as a market leader. In March 1986, we acquired ORIX Securities Corporation (then Akane Securities K.K.) and expanded the range of our financial products and services. In 1989, we changed our name to ORIX Corporation, reflecting our increasingly international profile and diversification from the leasing business.

     Since the early 1990s, the Japanese economy has experienced a protracted period of economic stagnation and, in recent years, instability within the financial sector. However, we have continued to diversify into other financial activities. For example, in 1990, we commenced the structuring and sale of commodities funds within Japan and, in 1991, we entered the life insurance business. We have also actively pursued real estate development, finance and management operations, using our group's resources to provide total solutions to our customers' financing needs. We have also sought to enter into Japan's personal financial services markets. In this regard, In 1997, we established a Personal Financial Services team.

     In April 1998, we acquired ORIX Trust and Banking Corporation (then Yamaichi Trust & Bank, Ltd.). This acquisition provided us with a general banking license, which includes permission to accept deposits, and a trust business license.

     In September 1998, we became the 12th Japanese company to list its shares on the New York Stock Exchange.

     Deregulation in Japan has produced more dynamic market environment that we believe will bring significant changes in our principal businesses. To sustain our position in financial services and support profitability, we are working to augment our specialized capabilities and to exploit business opportunities presented by this environment. For example, ORIX has reorganized its Investment Banking Headquarters and Real Estate Finance Headquarters to ensure that the extensive experience and sophisticated know-how gained over many years can be effectively utilized to develop and provide value-added and specialized services.

Capital Expenditures

     We are a financial institution with significant leasing, real estate development and other operations based on investment in tangible assets. As such, we are continually acquiring and building such assets as part of our business. A detailed discussion of these activities is presented elsewhere in this annual report, including in "Item 4. Information on the Company" and "Item
5. Operating and Financial Review and Prospects."

     We also have made a number of acquisitions of significant investments in other companies. Some of our more significant recent transactions are described below.

     In April 1998, we acquired all the shares of common stock of Yamaichi Trust & Bank, Ltd. from Yamaichi Securities Company, Limited and subsequently changed its name to ORIX Trust and Banking Corporation. Yamaichi Trust & Bank, Ltd., had approximately Yen68 billion in assets and net assets acquired were Yen13.5 billion.

     In July 1999, we acquired the lease and rental operations of NEC Home Electronics Lease. Ltd., consisting primarily of direct financing lease receivables, for approximately Yen55 billion. These operations were conducted by ORIX Media Supply. Financing lease receivables were subsequently transferred to ORIX, and in April 2001 we sold this subsidiary to Sogo Medical Corporation.

     In July 1999, we acquired the remaining stake in Banc One Mortgage Capital Markets, LLC. in the U.S., previously our joint venture with Bank One Corporation, a major U.S. bank holding company, to increase our ability of securitization and servicing of commercial property loans. As a result, investment in securities and installment loans increased $363 million and $149 million respectively. Banc One Mortgage Capital Markets, LLC. has been renamed and currently operates as ORIX Real Estate Capital Markets, LLC.

     In September 2000, a consortium led by ORIX, Softbank Corporation and The Tokio Marine and Fire Insurance Company, Ltd. purchased all the shares of common stock of the Aozora Bank, Ltd. (then Nippon Credit Bank of Japan) from the Japanese Deposit Insurance Corporation. We acquired 14.99% stake in the bank, and our investment amounted to approximately Yen15 billion.

     In April 2001, we acquired the operating assets and employees of Nihon Jisyo Corporation. The assets include office buildings and residential rental properties owned and operated by Nihon Jisyo, land for residential subdivision development, and shares in subsidiaries involved in building maintenance and real estate appraisal businesses. As of March 31 2000, Nihon Jisho had assets of Yen58 billion ($468 million).

Our Portfolio

     The following chart shows the breakdown of our portfolio of businesses as of March 31, 2001.

      Business                     Business Profile                 Major Customers        Major Operating Companies
----------------------   ------------------------------------    ---------------------    ----------------------------
Direct financing         Information-related and office          Middle market            ORIX Corporation
leases                   equipment                               corporate customers      ORIX Auto Leasing
                         Industrial equipment                    Shipping companies       Corporation
                         Construction and civil engineering      Airline companies        ORIX Alpha Corporation
                         machinery                                                        ORIX Asia Limited
                         Commercial services equipment                                    ORIX Financial Services, Inc.
                         Automobiles                                                      ORIX Leasing Malaysia
                         Marine vessels                                                   Berhad
                         Aircraft                                                         PT. ORIX Indonesia Finance
                                                                                          ORIX Leasing Pakistan
                                                                                          Limited
                                                                                          ORIX Australia Corporation
                                                                                          Limited
                                                                                          ORIX Europe Limited
Operating leases         Measuring and analytical                Middle market            ORIX Corporation
                         equipment                               corporate customers      ORIX Rentec Corporation
                         Automobiles                             Shipping companies       ORIX Rent-A-Car Corporation
                         Marine vessels                          Airline companies        ORIX Real Estate Corporation
                         Aircraft                                                         ORIX Australia Corporation
                         Real estate                                                      Limited
                                                                                          ORIX AVIATION SYSTEMS
                                                                                          LIMITED
Installment loans        Corporate finance                       Middle market            ORIX Corporation
                         Housing loans                           corporate customers      ORIX Trust and Banking
                         Card loans                              Consumers                Corporation
                         Other consumer loans                                             ORIX Credit Corporation
                                                                                          ORIX Club Corporation
                                                                                          ORIX Asia Limited
                                                                                          ORIX USA CORPORATION
                                                                                          ORIX Leasing Malaysia
                                                                                          Berhad
                                                                                          PT. ORIX Indonesia Finance
                                                                                          ORIX Financial Services, Inc.
                                                                                          ORIX Europe Limited
                                                                                          ORIX IRELAND LIMITED
Life insurance           Life insurance products sold            Middle market            ORIX Life Insurance
                         through agents and directly to          corporate customers      Corporation
                         consumers                               Consumers

      Business                     Business Profile                 Major Customers        Major Operating Companies
----------------------   ------------------------------------    ---------------------    ----------------------------

Other operations         Securities brokerage                    Consumers                ORIX Corporation
                         Trust banking                           Middle market            ORIX Securities Corporation
                         Securities investment                   corporate customers      ORIX COMMODITIES
                         Venture capital investment                                       Corporation
                         Securities and futures trading                                   ORIX Capital Corporation
                         Alternative investment                                           ORIX Estate Corporation
                         Commodities funds                                                ORIX Real Estate Corporation
                         Insurance agency services                                        ORIX Asset Management
                         Ship management                                                  Corporation
                         Computer software development                                    ORIX Asset Management and
                         Real estate development and                                      Loan Services Corporation
                         management                                                       ORIX Investment Corporation
                         Asset management                                                 ORIX Trust and Banking
                         Leisure facility management                                      Corporation
                         Golf course management                                           ORIX USA CORPORATION
                         Training facilities management                                   ORIX Asia Limited
                         Driving school                                                   ORIX Real Estate Capital
                         Commercial mortgage servicing                                    Markets, LLC
                         Hotel management                                                 ORIX Real Estate Equities,
                         Professional baseball team                                       Inc.
                         Environmental services                                           ORIX Investment and
                                                                                          Management Private Limited
                                                                                          ORIX Europe Limited
                                                                                          ORIX IRELAND Limited


     The table below shows our significant subsidiaries, including for each such subsidiary the name, country of incorporation or residence, and proportion of ownership interest (direct or indirect) by ORIX.

                                                                                                                 ORIX
                  Company                               Principal Business                      Country        Ownership
                  -------                               ------------------                      -------        ---------
ORIX Alpha Corporation......................    Leasing and financing furnishing and             Japan           100%
                                                equipment for retailers, hotels,
                                                restaurants, and other users
ORIX Auto Leasing Corporation...............    Auto Lessor in Japan active mainly in            Japan           100%
                                                fleet leasing but with growing business
                                                in auto leases
ORIX Rentec Corporation.....................    Rental supplier of high-precision                Japan           100%
                                                measuring equipment
ORIX Credit Corporation.....................    Consumer credit company engaged in               Japan           100%
                                                business centered on shopping credit
                                                and consumer finance
ORIX Capital Corporation....................    Management of venture capital                    Japan           100%
                                                investment funds
ORIX Rent-A-Car Corporation.................    Rent-a-car business                              Japan           100%
ORIX Securities Corporation.................    Securities house                                 Japan           100%
ORIX Estate Corporation.....................    Managing real estate and leisure                 Japan           100%
                                                facilities
ORIX COMMODITIES Corporation................    Securities and futures trading                   Japan           100%
ORIX Club Corporation.......................    Consumer loans                                   Japan           100%
ORIX Life Insurance Corporation.............    Life Insurance                                   Japan           100%
ORIX Trust and Banking Corporation..........    Trust and banking services                       Japan           100%
ORIX Real Estate Corporation................    Real estate development and                      Japan           100%
                                                management
ORIX Asset Management and Loan Services
 Corporation................................    Commercial mortgage servicing                    Japan           100%
ORIX Investment Corporation.................    Alternative investment                           Japan           100%
ORIX Asset Management Corporation...........    Asset management                                 Japan           100%

                                                                                                                 ORIX
                  Company                               Principal Business                      Country        Ownership
                  -------                               ------------------                      -------        ---------


Asia & Oceania
ORIX Investment and Management Private
 Limited....................................    Venture capital investment                     Singapore          100%
 ORIX Asia Limited..........................    Leasing and investment banking in              China (Hong        100%
                                                Hong Kong and throughout Southeast               Kong)
                                                Asia
 ORIX Leasing Malaysia Berhad...............    Equipment leasing and other financing          Malaysia            80%
                                                services
 PT. ORIX Indonesia Finance.................    Equipment leasing and other financing          Indonesia           83%
                                                services
 ORIX Australia Corporation Limited.........    Equipment leasing, vehicle operating           Australia          100%
                                                leases, and other financing services

Middle East & North Africa
 ORIX Leasing Pakistan Limited..............    Equipment leasing services                     Pakistan            57%

North America
 ORIX USA CORPORATION.......................    Equipment leasing, asset-based lending,        U.S.A.             100%
                                                real estate leasing, and general
                                                corporate financing
 ORIX Real Estate Equities, Inc.............    Commercial real estate development             U.S.A.             100%
                                                and investment
 ORIX Financial Services, Inc...............    Installment financing                          U.S.A.             100%
 ORIX Real Estate Capital Markets, LLC......    Commercial mortgage servicing,                 U.S.A.             100%
                                                issuance of CMBS (Commercial
                                                Mortgage Backed Securities), and real
                                                estate investment

Europe
 ORIX Europe Limited........................    Corporate and asset-based finance and          U.K.               100%
                                                investment
 ORIX IRELAND LIMITED.......................    Investment in and trade of securities          Ireland            100%
                                                and loans; general corporate finance
                                                and asset-based finance
 ORIX AVIATION SYSTEMS LIMITED..............    Operating/finance leases for aircraft          Ireland            100%
                                                and other related services

The Leasing Market in Japan

     The Japanese leasing industry is highly fragmented, with 328 companies registered with the Japan Leasing Association as of March 31, 2001. In addition to these companies, a number of large credit companies not registered with the Japan Leasing Association also finance installment sales, which from the customer's perspective are economically similar to lease contracts. Except as otherwise noted, the data below is derived from data published by the Japan Leasing Association. Comparable data is not available for installment sales.

     In fiscal 2001, the total annual value of new lease contracts reported by the Japan Leasing Association was Yen7,946 billion ($64 billion). The value of new lease contracts in fiscal 2001 based on purchase costs represented 9.15% of total private fixed investment in Japan, as estimated by the Cabinet Office, a ministry of the Central Japanese Government. These leases include only financing leases as defined under Japanese GAAP, and as a result do not include installment sales contracts classified under U.S. GAAP, and by us, as direct financing leases.

               The largest segment of financing leases in fiscal 2001 was information-related equipment (including computers and related equipment), which represented 39.8% of the total value of lease contracts, followed by industrial equipment (18.6%) and commercial service equipment (15.0%).

               Small- and medium-sized companies represented 46.2% of the total customer base in Japan as measured by value of lease contracts, while large companies comprised 47.5% of the customer base.

               The following tables contain some additional information regarding the Japanese leasing market. The figures for the year ended March 31, 2001 in the Annual New Lease Contracts table are preliminary estimates. The figures for private fixed investments are estimates provided by the Cabinet Office.

                      Lease Financings by Equipment Type

                                                  Years ended March 31,
                                    ------------------------------------------
                                    1997     1998      1999     2000      2001
                                    ----     ----      ----     ----      ----
Information-related equipment..     42.5%    42.4%     44.0%    43.6%    39.8 %
Industrial equipment...........     17.0     18.1      16.7     18.4     18.6
Commercial service equipment...     15.4     14.6      14.5     13.8     15.0
Office equipment...............      9.5      8.7       8.1      8.1      8.0
Transportation equipment.......      7.1      7.2       6.6      6.5      7.4
Medical equipment..............      3.5      3.4       3.8      3.9      4.1
Other..........................      5.1      5.6       6.3      5.8      7.1

                           Annual New Lease Contracts



                                                                   Year ended March 31,
                                            -----------------------------------------------------------------
                                               1997          1998          1999          2000          2001
                                            ---------     ---------     ---------     ---------     ---------
                                                                            (Billions of yen)
Total receivables under new lease
 contracts................................. Yen 8,287     Yen 7,930     Yen 7,145     Yen 7,402     Yen 7,946
Annual new lease contracts (cost basis)....     7,224         7,018         6,315         6,586         6,992
Private fixed investment...................    77,413        83,571        77,834        75,086        76,400
Annual new lease contracts as a
 percentage of private fixed
 investment................................      9.33%         8.40%         8.11%         8.77%         9.15%

Overview of Activities

  Scope of Domestic Operations

     Domestically our group is comprised as of March 31, 2001 of ORIX, 63 subsidiaries, and a number of investments in affiliates. As of that date, we employ approximately 6,500 staff in Japan excluding our affiliates, and our domestic operations are serviced by a network of 577 offices throughout Japan. Approximately 75% of our revenues in fiscal 2001 were generated by our domestic operations. Activities conducted principally through subsidiaries include our automobile leasing business conducted by ORIX Auto Leasing and our operating lease business for high-precision measuring equipment and personal computers conducted by ORIX Rentec.

     In addition to our core leasing business, we continue to expand into new areas, such as the life insurance business conducted by ORIX Life Insurance and real estate management and development conducted by ORIX Real Estate.

  Scope of International Activities

     Since the establishment of our first overseas subsidiary in Hong Kong in 1971, we have competed in selected international markets through subsidiaries and investments in joint ventures as affiliates. At March 31, 2001, we operated in 21 countries outside Japan through 92 subsidiaries and affiliates. Our overseas operations, including our affiliates, employ approximately 4,700 staff, and include a network of 201 offices.

     ORIX USA is our base for operations in the Americas. Stockton Holdings Limited, an affiliate, conducts reinsurance operations and trades in futures. In July 1999, we increased our ownership of Bank One Mortgage Capital Markets, LLC from 45% to 100% and renamed the operations as ORIX Real Estate Capital Markets, LLC, which securitizes and services commercial mortgage loans.

     In the Asia and Oceania region, ORIX Asia, a Hong Kong operating subsidiary, is engaged in leasing and installment sales operations and makes housing loans. Singapore has also become an important center for our business in the region.

     We also engage in leasing activities in other countries. Some of our domestic subsidiaries, such as ORIX Rentec and ORIX Auto Leasing, have also established overseas operations.

Profile of Businesses

     Domestic operations are conducted by ORIX and a number of subsidiaries and affiliates.

     In general, our domestic sales staff sells the full range of our products. However, some staff, such as the real estate staff, have specialized functions. Domestic subsidiaries, such as ORIX Auto Leasing, ORIX Rentec and ORIX Life Insurance, offer opportunities for cross-selling and other coordinated activities with our companies. Other subsidiaries serve more specialized functions. Products and services of these subsidiaries are handled by their dedicated sales staff, whose specialized training and experience are required in the markets they serve.

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

     The extensive experience of our staff in leasing and secured financing allows them to effectively evaluate residual value risk and to manage equipment and residual value risks by locating alternative users or purchasers. See "--Management of Residual Assets".

  Direct Financing Leases

     Direct financing leases are one of our core business activities. The table below provides a geographical breakdown of our investment in direct financing leases as of March 31, 2001.

                                        As of March 31, 2001
                                  -------------------------------------
                                                      Percent of direct
                                  Millions of yen     financing leases
                                  ---------------     -----------------
Direct financing leases in:
  Japan......................       Yen 1,193,332            72.0%
  Overseas...................             464,377            28.0%
                                    -------------           ------
Total........................       Yen 1,657,709           100.0%
                                    =============           ======

     As of March 31, 2001, the total balance of our investment in direct financing leases represented 33.0% of our total operating assets.

     The table below provides a geographical breakdown of revenues from our direct financing leases for the year ended March 31, 2001.

                                           Year ended March 31, 2001
                                  --------------------------------------
                                                       Percent of direct
                                  Millions of yen       financing leases
                                  ---------------      -----------------
Direct financing leases in:
 Japan.......................       Yen   77,365             63.4%
 Overseas....................             44,638             36.6%
                                    -------------           ------
Total........................       Yen  122,003            100.0%
                                    =============           ======

     Our revenues from direct financing leases represented 20.8% of our total revenues in fiscal 2001.

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

     The following table shows the balance of direct financing lease assets by category of equipment.

                                                                     As of March 31,
                                    ---------------------------------------------------------------------------------
                                         1997              1998            1999             2000             2001
                                    -------------    -------------    -------------    -------------    -------------
                                                                      (Millions of yen)
Information-related and office
 equipment........................  Yen   557,439    Yen   623,203    Yen   493,298    Yen   373,281    Yen   334,174
                                    -------------    -------------    -------------    -------------    -------------
Industrial equipment..............        436,813          473,140          444,261          394,581          372,542
Commercial services equipment.....        226,118          273,730          224,080          194,809          193,624
Transportation equipment..........        458,572          443,486          414,093          398,521          415,246
Other.............................        388,674          372,463          377,110          383,761          342,123
                                    -------------    -------------    -------------    -------------    -------------
 Total............................  Yen 2,067,616    Yen 2,186,022    Yen 1,952,842    Yen 1,744,953    Yen 1,657,709
                                    =============    =============    =============    =============    =============

     The decrease in the balance of investment in direct financing leases is due to the securitization of lease assets and a decline in the level of new contracts compared with the previous fiscal year.

     The sluggish private-sector capital investment in Japan, our highly selective approach to new leasing contracts and our emphasis on profitability over asset growth caused the overall balance of the leasing contracts to decline.

     The above table does not include securitized lease assets. If securitized assets were included the total balance of direct financing lease assets would be Yen2,098,897 million as of March 31, 2000, and Yen1,968,872 million ($15,891 million) as of March 31, 2001.

     At March 31, 2001, no single lessee represented more than 1% of our total portfolio of direct finance leases. As of March 31, 2001, approximately 72.0% of our direct financing leases were to lessees located in Japan, and approximately 20.0% of our direct financing leases were to lessees located in the United States.

     The following table shows a breakdown of the components of investment in direct financing leases.

                                                                    As of March 31,
                                    ---------------------------------------------------------------------------------
                                         1997             1998             1999             2000             2001
                                    -------------    -------------    -------------    -------------    -------------
                                                                         (Millions of yen)
Minimum lease payments receivable.. Yen 2,229,528    Yen 2,353,294    Yen 2,107,393    Yen 1,889,224    Yen 1,779,295
Estimated residual value...........        76,578           59,119           52,368           49,965           48,896
Initial direct costs...............        23,886           28,294           29,374           26,042           24,616
Unearned lease income..............      (262,376)        (254,685)        (236,293)        (220,278)        (195,098)
                                    -------------    -------------    -------------    -------------    -------------
      Total........................ Yen 2,067,616    Yen 2,186,022    Yen 1,952,842    Yen 1,744,953    Yen 1,657,709
                                    =============    =============    =============    =============    =============

     Information-related and Office Equipment

     Information-related and office equipment includes computers and related equipment, as well as communication-related equipment. Japanese companies have significantly increased investment in information systems, and outsourcing by Japanese firms has increased the importance of lease financing. This category represents a major portion of our direct financing lease portfolio, reflecting our strategy to focus on profitable small-ticket leasing. Profitability was emphasized and contracted lease balances were stringently monitored. In addition due to the small-lot nature of this type of agreement, lease assets in this market were often securitized, causing a decline in balance. If securitized assets were included, this category would make up the largest single portion of our direct financing lease portfolio. We have also employed vendor programs in this sector to improve the efficiency of our origination activities, and we have systematized the contract process and automated credit evaluation. In the small-ticket lease sector we compete mainly with captive and non-captive credit companies rather than traditional leasing firms. We compete with these firms by maintaining a nationwide network of sales offices. We have been successful in penetrating the market. In particular we have developed a new customer base through our relationships with dealers and distributors. We also provide a range of complementary products and services.

     Industrial Equipment

     Industrial equipment primarily consists of construction and heavy equipment, and pulp and paper milling equipment. The balance of investment in industrial machinery has decreased in line with the lower level of new contracts compared to previous year due to depressed domestic demand and the slowdown of the US economy.

     Commercial Services Equipment

     Commercial services equipment includes gaming machines, cash registers, showcases and point-of-sales systems. Despite an overall decline in Japanese personal consumption, the balance of investment in commercial services equipment has declined only slightly.

     Transportation Equipment

     Transportation equipment within the direct financing lease portfolio consists almost entirely of automobile fleet leasing to corporate clients. ORIX Auto Leasing is our main company handling domestic operations. We also have automobile leasing companies in several countries in Asia and Oceania. This segment has become important in the direct financing lease portfolio as the demand for auto leasing services has increased both in Japan and in our overseas markets. Domestic demand for automobile leasing services has increased due to the general trends towards outsourcing and greater acceptance of fleet leasing by corporate customers. In addition, there is an increasing trend for Japanese companies not to own their own vehicle fleets, particularly when dealer negotiation, maintenance and the payment of taxes, insurance and other costs can be handled by one vendor, such as us.

     We maintain a nationwide service network of approximately 8,000 agents and repair shops with which we have entered into arrangements to provide services for our leased automobiles. To further upgrade automobile maintenance capabilities, we supply ORIX-brand low-cost, high-quality automobile replacement parts to cooperating auto repair facilities. In addition, in a joint arrangement with three oil refining and distribution companies in 1998 we began to issue an Auto Management Service Card that can be used anywhere in Japan to allow customers to monitor fuel costs on a centralized basis and obtain other data services. Moreover, to deal with legal, labor-related, accident, and other types of risks, we provide comprehensive risk management services and assist customers, from a variety of perspectives, in effectively managing and controlling costs related to automobile usage.

     We are coordinating marketing activities of our various business lines and subsidiaries to promote automobile leasing. In recent periods we have increased the scope of our corporate fleet leasing operations. As of March 31, 2001, we had a total of approximately 285,000 vehicles under lease. Based on fiscal 2000 data, we had a market share of approximately 11% of the domestic automobile leasing industry, which we believe made us the largest independent automobile lessor in Japan. We believe that our value-added services relating to vehicle maintenance and post-accident procedures enable us to provide quick and efficient comprehensive maintenance services. In order to diversify our access to secondary markets, and increase the returns on the eventual sale of vehicles from our fleet on which leases have expired, we have established five specialist automobile auction sites in Japan. These sites handled the sale of approximately 38,000 vehicles in fiscal 2001.

     Other Equipment

     Other equipment that we lease to Japanese clients includes a wide range of medical machinery.

     Quality of Our Assets

     The following table provides information about our past due receivables and provisions for direct financing leases. Average balances are calculated on the basis of fiscal quarter-end balances.

                                                                    As of March 31,
                                                     --------------------------------------------
                                                        1999             2000             2001
                                                     ----------       ----------       ----------
                                                       (Millions of yen, except percentage data)
90+ days past due direct financing leases........... Yen 54,051       Yen 53,743       Yen 53,515
90+ days past due direct financing leases as a
 percentage of the balance of investment in direct
 financing leases...................................        2.8%             3.1%             3.2%
Provisions as a percentage of average balance of
 investment in direct financing leases..............        0.8%             1.1%             1.3%
Allowance for direct financing leases............... Yen 23,867       Yen 35,783       Yen 40,885
Allowance for direct financing leases as a
 percentage of the balance of 90+ days past due
 direct financing leases............................       44.2%            66.6%            76.4%
Allowance for direct financing leases as a
 percentage of the balance of investment in direct
 financing leases...................................       1.22%            2.05%            2.47%

     The allowance for direct financing leases increased at March 31, 2001 mainly due to the deterioration in the quality of US lease receivables.

     We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases was adequate as of March 31, 2001, because:

     o lease receivables are generally diversified and the amount of the realized loss on each contract is likely to be relatively small;

     o all the lease contracts are collateralized by the underlying leased equipment and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment; and

     o the allowance for doubtful receivables on direct financing leases as a percentage of the balance of 90+ days past due direct financing leases was 76.4% as of March 31, 2001.

     The ratio of charge-offs as a percentage of the balance of the investment in direct financing leases averaged 0.66% for fiscal 1999 through fiscal 2001. We recognize that, due to our charge-off policy, historical ratios of charge-offs as a percentage of the balance of our investment in direct financing leases may be lower than if we had taken charge-offs on a more timely basis. Accordingly, in evaluating whether the ratio of allowance for doubtful receivables as a percentage of the balance of our investment in direct financing leases is adequate, we do not give as much weight to historical charge-off ratios as we do to the other factors discussed above.

  Operating Leases

     Operating leases constitute another of our principal business activities. The table below provides a geographical breakdown of our operating lease assets as of March 31, 2001.

                                           As of March 31, 2001
                                  --------------------------------------
                                                       Percent of direct
                                                       financing leases
                                                             from
                                  Millions of yen      operating leases
                                  ---------------      -----------------
Operating leases in:
 Japan..................            Yen  320,638             71.1%
 Overseas...............                 130,533             28.9%
                                    ------------            ------
Total...................            Yen  451,171            100.0%
                                    ============            ======

     As of March 31, 2001, our total operating lease assets represented 9.0% of our total operating assets.

     The table below provides a geographical breakdown of revenues from our operating leases for the year ended March 31, 2001.

                                      Year ended March 31, 2001
                                  ---------------------------------------
                                                      Percentage of total
                                                           revenue
                                                        from operating
                                  Millions of yen            leases
                                  ---------------     -------------------

Operating leases in:
 Japan..................            Yen   83,612              73.7%
 Overseas...............                  29,866              26.3%
                                    ------------             ------
Total...................            Yen  113,478             100.0%
                                    ============             ======

     In fiscal 2001, our revenues from operating leases represented 19.4% of our total revenues.

     Operating leases differ from direct financing leases in that they are generally cancellable by the lessee. The lessor does not substantially recoup the initial cost of the item through lease payments during the initial lease term. Therefore, the lessor usually leases out the same item sequentially to more than one customer (or to the same customer under successive lease contracts) during its useful life. In the Japanese marketplace, operating leases are often referred to as rentals. The lessor in an operating lease bears the inventory risk. This means that the lessor must always maintain strong links to secondary markets for the purchase and sale of used equipment. The principal participants in these informal, unregulated markets are brokers and dealers who specialize in the purchase and sale of used equipment.

     Our operating lease operations cover most types of equipment. These are broadly classified into three principal market segments: transportation equipment, measuring equipment and personal computers, and real estate and other.

               The following table shows the balance of operating lease assets by segment.

                                                                     As of March 31,
                                    ---------------------------------------------------------------------------------
                                         1997             1998             1999             2000             2001
                                    -------------    -------------    -------------    -------------    -------------
                                                                         (Millions of yen)
Transportation equipment.........   Yen   205,277    Yen   195,392    Yen   181,886    Yen   159,548    Yen   165,218
Measuring equipment and personal
  computers......................          53,740           59,989           58,552           58,431           77,808
Real estate and other............         206,720          179,685          170,718          179,597          208,145
                                    -------------    -------------    -------------    -------------    -------------
      Total......................   Yen   465,737    Yen   435,066    Yen   411,156    Yen   397,576    Yen   451,171
                                    =============    =============    =============    =============    =============

     The balance of our total investment in operating leases increased by 13.5%, or Yen53,595 million, from March 31, 2000 to March 31, 2001.

     Transportation Equipment

     Transportation equipment that we lease out under operating leases consists mainly of aircraft, automobiles and oceangoing vessels. Our fleet of aircraft currently stands at 22 owned and 31 managed aircraft. These are leased principally to European and North American carriers. We own 21 Airbus 320s and one Boeing 737. We have limited our investment to these types of aircraft due to their relative liquidity in the leasing market. Our aircraft lease operations are managed by ORIX Aviation Systems. The weighted average useful life of our transportation equipment is 12 years.

     Our two principal markets for automobile operating leases are Japan and Australia, although we also maintain automobile operating lease operations in several Asian countries.

     Measuring Equipment and Personal Computers

     We have developed a strong position in the domestic measuring equipment and personal computer rental sector. We believe we are the industry leader in the domestic market for measuring equipment. Our customers include major domestic and overseas electronics companies. We rent measuring equipment and personal computers primarily through a specialist subsidiary, ORIX Rentec. We believe that our inventory of more than 380,000 pieces of measuring and diagnostic equipment is the largest of its kind in Japan.

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

     Real Estate and Other

     We maintain a portfolio of 60 rental dormitories, which we rent to major domestic corporations for use by their staff. We also own for rental and operate office buildings, approximately 2,200 apartment units, and a number of other real estate properties, located mainly in or near Tokyo and Osaka. This includes a multi-purpose development in Yokohama, the Minato Mirai complex, which has hotel, retail and commercial office space, and which was completed in September 2000. The weighted average useful life for our real estate and other is 40 years.

  Installment Loans and Investment Securities

     In fiscal 2001, our revenues from interest on loans and investment securities were Yen109,448 million ($883 million), representing 18.7% of our total revenues. As of March 31, 2001, the balance of installment loans was Yen1,846,511 million ($14,903 million) and the balance of investment in securities was Yen942,158 million ($7,604 million).

     Installment Loans

     The table below provides a geographical breakdown of installment loans as of March 31, 2001.

                                           As of March 31, 2001
                                  ---------------------------------------
                                                         Percentage of
                                                      total installment
                                  Millions of yen            loans
                                  ---------------     -------------------

Investment in installment loans
 Domestic.......................   Yen  1,489,065             80.6%
 Foreign........................          357,446
                                   --------------            ------
Total...........................   Yen  1,846,511            100.0%

     For a breakdown of investment securities by business segments, see "Item
5. Operating and Financial Review and Prospects--General--Presentation of Income from Investments".

     The following table shows the balance of installment loans by domicile and type of borrowers.

                                                                     As of March 31,
                                    ---------------------------------------------------------------------------------
                                         1997             1998             1999             2000             2001
                                    -------------    -------------    -------------    -------------    -------------


                                                                     (Millions of yen)
Domestic Consumer
 Housing loans..................... Yen   435,388    Yen   426,559    Yen   411,215    Yen   396,748    Yen   392,896
 Card loans........................        78,438           98,187          118,347          121,272          181,215
 Other.............................        67,902           55,811           43,663           56,461           43,959
                                    -------------    -------------    -------------    -------------    -------------
 Subtotal..........................       581,728          580,557          573,225          574,481          618,070
Domestic Commercial
 Real estate related companies.....       193,578          213,911          188,085          203,537          222,818
 Commercial and industrial
   companies.......................       558,232          607,952          614,988          657,355          627,252
                                    -------------    -------------    -------------    -------------    -------------
 Subtotal..........................       751,810          821,863          803,073          860,892          850,070
                                    -------------    -------------    -------------    -------------    -------------
                                        1,333,538        1,402,420        1,376,298        1,435,373        1,468,140
Foreign commercial, industrial
 and other borrowers...............       351,053          377,761          368,661          337,754          357,446
Direct loan origination costs, net.        16,106           14,644           16,928           18,312           20,925
                                    -------------    -------------    -------------    -------------    -------------
Total.............................. Yen 1,700,697    Yen 1,794,825    Yen 1,761,887    Yen 1,791,439    Yen 1,846,511
                                    =============    =============    =============    =============    =============

     As of March 31, 2001, we had no concentration of loans to borrowers in a single industry, other than loans to real estate related companies. At March 31, 2001, we had loans outstanding of Yen255,863 million ($2,065 million) to real estate related companies and construction companies. Of that amount, a valuation allowance was required for loans with an outstanding balance of Yen29,714 million ($240 million). The remaining outstanding balance represents performing loans or the portion of loans secured by collateral.

     As of March 31, 2001, approximately 81% of loans were to borrowers in Japan and approximately 10% were to borrowers in the United States.

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

     Substantially all of our card loans and small-lot consumer loans are unsecured. Despite the relatively small size of these loans, we have emphasized the selection of borrower type, and have developed products that differentiate us from our competitors. For example, we provide card loans that offer higher credit-quality individuals lower interest rates than those offered by consumer finance companies. We also undertake rigorous credit evaluation procedures.

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

     Loans to Domestic Commercial Borrowers

     Loans to domestic commercial borrowers include loans to real estate related companies, as well as general corporate lending. Historically, a substantial portion of our loans were to real estate related companies. However, in recent years, we have made few new loans to real estate related companies. Reflecting changing industry trends, we receive financing proposals more for short-term bridge finance for homes and other real estate than for long-term project finance. We expect steady demand to continue for this type of lending in the short-to-medium term. Commercial lending covers the spectrum of Japanese corporate lending, including loans to the leisure industry, loans to consumer finance companies, and loans to the Japanese retail sector. Despite sluggish economic conditions in Japan, we have been able to achieve moderate growth in this segment by offering financing products that meet our customers' diverse needs.

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

     Quality of Our Assets

     We classify past due installment loans into two categories: installment loans considered impaired under the definitions contained in FASB Statement 114 and 90+ days past due loans excluding amounts attributable to treatment under FASB Statement 114. See "Item 5. Operating and Financial Review and Prospects--Policies relating to Non-performing Assets and Charge-Offs" and note 1(f) of the notes to the consolidated financial statements.

     The following table provides information about our recorded investment in loans considered impaired under the definition contained in FASB Statement 114. The valuation allowance for each period is the required valuation allowance less the value of the collateral from impaired loans, calculated under FASB Statement 114.

                                                                   As of March 31,
                                                     -----------------------------------------------
                                                         1999             2000             2001
                                                     -------------    -------------    -------------
                                                              (Millions of yen)
Impaired loans..................................     Yen   130,226    Yen   125,921    Yen   120,090
Impaired loans requiring a valuation allowance..           114,525           83,408           73,636
                                                     -------------    -------------    -------------
Valuation allowance.............................            62,109           51,791           47,037
                                                     =============    =============    =============

     The allowance for impaired loans accounted for under FASB Statement 114 relates mainly to non-performing assets resulting from the collapse of the Japanese real estate market in and following 1992. Following the adoption of FASB Statement 114 in fiscal 1996, we increased the allowance for the category, principally as a result of a decline in the value of real estate collateral supporting these loans, despite the absence of significant change in the level of total outstanding value of these loans. In fiscal 2001, a charge-off of impaired loans amounting to Yen11,185 million ($90 million) resulted in a decrease in the outstanding balances of impaired loans as of March 31, 2001 compared to March 31, 2000.

     The following table provides the outstanding balances of impaired loans by region and type of borrowers. Domestic consumer loans in the "Others" category primarily consist of loans secured by stock and golf club memberships.

                                                                         As of March 31,
                                                     -------------    -------------    -------------
                                                         1999             2000             2001
                                                     -------------    -------------    -------------
                                                                        (Millions of yen)
Domestic Consumers
 Housing loans....................................... Yen        -    Yen         -    Yen         -
 Card loans..........................................            -                -                -
 Others..............................................          740              646              625
                                                      ------------    -------------    -------------
   Subtotal..........................................          740              646              625
Domestic Commercial
 Real estate related companies.......................       64,536           49,432           48,527
 Commercial and industrial companies.................       57,135           64,131           59,288
                                                      ------------    -------------    -------------
   Subtotal..........................................      121,671          113,563          107,815
Foreign, commercial, industrial and other borrowers..        7,815           11,712           11,650
                                                      ------------    -------------    -------------
Total................................................ Yen  130,226    Yen   125,921    Yen   120,090
                                                      ============    =============    =============

     The following table provides information as to past due loans and allowance for installment loans, excluding amounts attributable to treatment under FASB Statement 114. Average balances are calculated on the basis of fiscal quarter-end balances.

                                                                     As of March 31,
                                                     -----------------------------------------------
                                                          1999            2000              2001
                                                     -------------    -------------    -------------
                                                        (Millions of yen, except percentage data)
90+days past due loans not attributable to
  treatment under FASB  Statement 114 loans......    Yen    98,100    Yen    91,513    Yen    84,827
90+ days past due loans not attributable to
 treatment under FASB  Statement 114 as a
 percentage of the balance of installment loans
 excluding FASB Statement 114 loans..............              6.0%             5.4%             4.9%
Provisions as a percentage of average balance of
 installment loans...............................              1.7%             1.1%             1.0%
Allowance for possible loan losses not
 attributable to treatment under FASB
 Statement 114...................................    Yen    46,630    Yen    49,365    Yen    53,155
Allowance for loans not attributable to treatment
 under FASB Statement  114 as a percentage of the
 balance of 90+ days past due loans not
 attributable to treatment under FASB
 Statement 114...................................             47.5%            53.9%           62.7%

                                                                     As of March 31,
                                                     -----------------------------------------------
                                                          1999            2000              2001
                                                     -------------    -------------    -------------
                                                        (Millions of yen, except percentage data)

Allowance for loans not attributable to treatment
 under FASB Statement 114 as a percentage of the
 balance of installment loans excluding
 FASB statement 114 loans........................             2.86%            2.96%            3.08%

     At March 31, 2001, the allowance for loans not attributable to treatment under FASB Statement 114 as a percentage of 90+ days past due loans not attributable to treatment under FASB Statement 114 loans increased, reflecting a decline in value of collateral underlying assets and overall economic conditions in Japan with remained stagnant.

     The following table shows the balance of 90+ days past due loans not attributable to treatment under FASB Statement 114 by domicile and type of borrowers.


                                                                     As of March 31,
                                                     -----------------------------------------------
                                                          1999            2000              2001
                                                     -------------    -------------    -------------
                                                                    (Millions of yen)
Domestic consumer
 Housing loans...................................    Yen    71,157    Yen    67,066    Yen    60,316
 Card loans and other............................           20,021           16,825           14,832
Domestic commercial
 Real estate related companies...................               --              191              808
 Commercial and industrial companies.............              675            2,103            2,050
Foreign..........................................            6,247            5,328            6,821
                                                     -------------    -------------    -------------
Total............................................    Yen    98,100    Yen    91,513    Yen    84,827
                                                     =============    =============    =============

     The majority of these past-due loans were domestic housing loans to consumers secured by collateral (mostly first mortgages) where we received partial payments. A significant majority of these housing loans are to consumers who purchased condominiums for investment purposes. We make provisions against losses in this portfolio by way of general reserves for installment loans included in allowance for doubtful receivables. We make allowance for domestic housing loans after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that may affect the default rate. These conditions include corporate and personal bankruptcies and increased unemployment rates.

     We determine the allowance for card loans on the basis of past loss experience, general economic conditions and the current portfolio composition. In addition, we determine the amounts of necessary charge-offs and these amounts are added to provision against losses.

     We believe that the level of the allowance as of March 31, 2001 was adequate because

     o we expect to recover a portion of the outstanding balance for 90+ days past due loans (excluding FASB Statement 114 loans) primarily because most 90+ days past due loans are domestic housing loans, which are generally made to individuals and generally secured by first mortgages, and

     o the allowance for possible loan losses not attributable to treatment under FASB Statement 114 as a percentage of the balance of 90+ days past due loans not attributable to treatment under FASB Statement 114 was 62.7% as of March 31, 2001.

     The ratio of charge-offs as a percentage of the balance of installment loans averaged 0.82% for fiscal 1999 through fiscal 2001. We recognize that, due to our charge-off policies, historical ratios of charge-offs as a percentage of the balance of our investment in installment loans may be lower than if we had taken charge-offs on a more timely basis. Accordingly, in evaluating whether the ratio of allowance for possible loan losses as a percentage of the balance of installment loans is adequate, we do not give as much weight to historical charge-off ratios as we do to the other factors discussed above.

     Investment Securities

     We maintain a sizable investment in various securities. The largest segment of this portfolio is the investment of the reserves in our life insurance operations. This is approximately 57.0% of our total investment in securities as of March 31, 2001. These reserves are generally invested in corporate debt. For a breakdown of investment securities by business segments, see "Item 5. Operating and Financial Review and Prospects-General-Presentation of Income from Investments". Overseas, we also have substantial holdings in corporate debt in the United States as well as emerging markets in Latin America, Eastern Europe and Southeast Asia. The following table shows our investment in securities by category of investment.

                                                                           As of March 31,
                                    -----------------------------------------------------------------------------------------------
                                                 1999                              2000                              2001
                                    ------------------------------    ------------------------------    ---------------------------
                                                                            (Millions of yen)
Trading securities..............    Yen       414          0.1%       Yen       390         0.1%        Yen       581         0.1%
Available-for-sale securities...          507,510         88.1              689,638        90.9               841,409        89.3
Held-to-maturity securities.....           16,542          2.8               11,404         1.5                13,005         1.4
Other securities................
                                           51,740          9.0               56,949         7.5                87,163         9.2
                                    -------------        ------       -------------       ------        -------------       ------
     Total......................    Yen   576,206        100.0%       Yen   758,381       100.0%        Yen   942,158       100.0%
                                    =============        ======       =============       ======        =============       ======

     Corporate debt securities consist of general obligation and fixed interest rate instruments. Our portfolio included investments by ORIX USA in high yield debt securities with a balance of Yen59,073 million ($477 million) as of March 31, 2001. In June 1998 we reduced the balance of investments in high yield debt securities by Yen50,611 million by means of a securitization in which ORIX USA sold notes collateralized by a portion of its high yield securities portfolio. ORIX USA retained a subordinated interest in this portfolio. Trading securities include securities held in the trading portfolio of ORIX Securities and ORIX Commodities.

     The following table provides the fair value of available-for-sale and held-to-maturity securities in each major security type.

                                                                     As of March 31,
                                                      ----------------------------------------------
                                                          1999             2000             2001
                                                      ------------     ------------     ------------
                                                                    (Millions of yen)
Available-for-sale securities:
   Japanese and foreign government bond securities... Yen   20,601     Yen   12,895     Yen   25,431
   Japanese prefectural and foreign municipal bond
      securities.....................................       20,468           33,021           39,692
   Corporate debt securities.........................      398,753          482,417          604,145
   Mortgage-backed and other asset-backed
     securities......................................        6,795           54,475           94,236
   Funds in trust....................................        6,128            2,479            5,508
   Equity securities.................................       54,765          104,351           72,397
                                                      ------------     ------------     ------------
                                                      Yen  507,510     Yen  689,638     Yen  841,409
                                                      ============     ============     ============
Held-to-maturity securities:
   Japanese and foreign government bond securities... Yen       --     Yen       --     Yen      142
   Corporate debt securities.........................       16,515           11,404           12,864
                                                      ------------     ------------     ------------
                                                      Yen   16,515     Yen   11,404     Yen   13,006
                                                      ============     ============     ============

     At March 31, 2001, marketable equity securities amounted to approximately 7.7% of ORIX's total investment in securities. We make these equity investments mainly to strengthen business relationships with customers.

     Life Insurance

     Our life insurance business includes insurance underwriting and agency sales. Our life insurance underwriting business is conducted by our subsidiary ORIX Life Insurance. Our life insurance agency sales business is conducted by ORIX. Revenues from life insurance premiums and related investment income for fiscal 2001 were Yen158,314 million ($1,278 million), or 27.0% of our total revenues.

     ORIX Life Insurance

     ORIX Life Insurance is a full-line life insurance underwriter, with total value of insurance contracts in force at March 31, 2001 amounting to Yen3,026 billion ($24.4 billion). ORIX Life Insurance traditionally distributed its products through agents, including ORIX as well as independent agents. In September 1997 ORIX Life Insurance initiated ORIX Direct.

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

     The following table shows a breakdown of the balance of investments by ORIX Life Insurance as of March 31, 2001.

                                              As of March 31, 2001
                                    ----------------------------------------
                                    Millions of yen      Millions of dollars
                                    ---------------      --------------------
Investment in securities
 Fixed income securities.........    Yen   519,995            $  4,197
 Marketable equity securities....            7,167                  58
 Other securities................            9,975                  80
                                     -------------            --------
Total investment in securities...    Yen   537,137            $  4,335
Other investments................           29,744                 240
                                     -------------            --------
Total............................    Yen   566,881            $  4,575
                                     =============            ========

     Investments by ORIX Life Insurance other than securities consisted principally of real estate for rental and loans.

  Other Operations

     Our other operations include the sale and structuring of commodities funds, securities brokerage, the sale of life and non-life insurance products offered by insurance companies other than ORIX Life Insurance, real estate development and management, and several other businesses. As of March 31, 2001, these operations had assets of Yen132,006 million ($1,065 million), representing 2.6% of our total operating assets. In fiscal 2001, we had revenues from other operations of Yen68,331 million ($552 million), representing 11.7% of our total revenues.

     Real Estate Development and Management

     In addition to our real estate lending operations, we are involved in a range of property development and property management services. We own, operate and provide management services, including tenant and rental income management, for a number of commercial and other properties in Japan, including a corporate training facility, golf courses and hotels.

     We actively engage in real estate development. In particular, we have earned substantial profit from the planning and development of condominium buildings in Japan. In fiscal 2001, operating revenues from the condominium business accounted for approximately 54.4% of other operating revenues. In the United States, ORIX Real Estate Equities engages in real estate development, focusing on "build-to-suit" real estate development. This type of development enables it to secure the profitability of new projects through the prior arrangement of long-term leases and sales contracts.

     Our real estate development activities cover both the residential and commercial property markets in Japan. We completed the subdivision and sale of approximately 1,000 residential apartment units in fiscal 2000 and approximately 1,900 units in fiscal 2001. We are also participating in a consortium, led by Japan's largest property developer, Mitsubishi Estate Co., Ltd., that is building a large residential apartment complex in Tokyo. We are also involved in commercial real estate development. The expertise that we have accumulated in more than 16 years in the Japanese real estate market, coupled with our financing capabilities, allow us to create one-stop development packages.

     Since the adoption of the Law Concerning Securitization of Specified Assets by Special Purpose Companies in September 1998, we have actively engaged in the securitization of real estate assets. In this areas, we are drawing on our experience from U.S. operations and other expertise in handling leases, loans to corporations, and real estate business as we actively work to expand our securitization of real estate and other types of assets as well as develop our service operations.

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

     Taking advantage of the deregulation of brokerage commissions in October 1999, ORIX Securities is offering discount brokerage services to individual investors. As part of this move to further develop its activities, ORIX Securities in May 1999 began to offer On-Line Trade, an equity trading service available via telephone and the Internet.

     Venture Capital

     In 1983 we established ORIX Capital to provide venture capital and related consultancy services for companies that are potential candidates for initial public offerings in Japan. As of March 31, 2001, assets under ORIX Capital's management were approximately Yen16,978 million ($137 million), consisting entirely of equity securities.

     Insurance Agency Sales

     We engage in life insurance agency sales through our network of approximately 1,900 registered sales agents. ORIX serves as a sales agent for ORIX Life Insurance. ORIX Life Insurance also contracts with independent specialized insurance sales agents to market its products. ORIX Life Insurance's sales agents market through customer visits.

     In September 1999, we formed a joint venture with the American International Group (AIG) to operate in the Japanese nonlife insurance sector. The company, ORIX Insurance Planning Corporation, is a domestic nonlife insurance agency that provides various types of nonlife insurance products such as fire and casualty insurance and other products including new types of liability insurance. ORIX Insurance Planning is developing new nonlife insurance products tailored to customers' requirements in cooperation with AIG and organizing distinctive marketing programs for those products.

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

     General and Trust Banking

     ORIX Trust and Banking provides us with a general banking license and a trust business license. We engage in direct marketing of deposit products. As of March 31, 2001, the balance of these deposits was approximately Yen178 billion ($1.4 billion).

     Waste Management

     We established ORIX Eco Services Corporation in 1998 to help leasing service clients deal with their waste management problems. Its activities include organizing a network of waste disposal companies and introducing as well as acting as intermediary between our customers and these waste disposal companies.

     Servicing

     Through our subsidiary, ORIX Real Estate Capital Markets, we engaged in servicing of commercial mortgage loans collateralized primarily by real estate. As of March 31, 2001, ORIX Real Estate Capital Markets serviced commercial loan portfolios on behalf of itself and outside investors with unpaid principal balances of approximately Yen4,882 billion ($39.4 billion).

     Other Financial Services

     We maintain a network of leasing affiliates throughout Japan that have been established in cooperation with leading regional banks and other financial institutions.

     Other Activities

     We own the ORIX Baseball Club, a professional baseball team named ORIX BlueWave which we acquired in 1988, as part of an overall initiative to promote our corporate image.

Management of Residual Assets

     Our personnel have extensive experience in managing equipment over its full life cycle. We have the expertise to provide or arrange for required maintenance and repairs, to obtain required regulatory permits and to repossess equipment or real estate from defaulting credits. Although the estimated residual value of equipment under direct financing leases is on average less than 3% of total receivables, this figure is greater for operating leases which carry inherently higher obsolescence and resale risks.

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

International Operations

     Since the establishment of our first overseas subsidiary in Hong Kong in 1971, we have competed in selected international markets through our subsidiaries and investments in international joint ventures. Our approach to international expansion has been to focus first on direct financing leases. We either establish wholly owned operations or set up joint ventures with a strong local partner. In the cases of ORIX Financial Services in the United States and ORIX Polska S.A. in Poland, we have expanded through acquisitions. In addition to direct financing leases, in our international operations in various jurisdictions we offer automobile maintenance leases, operating leases for measuring equipment, personal financial services and aircraft leases. In the United States, we have undertaken a diverse range of financial and real estate-related business including corporate finance as well as real estate financing and development operations.

     Our international operations have become a substantial part of our operations, generating approximately 25% of our total revenues in fiscal 2001. Of these overseas revenues, approximately 55.4% are from the Americas, 34.0% from the Asia and Oceania region, and the remaining 10.6% from Europe. Approximately 24.4% of our total assets are overseas operating assets, excluding assets attributable to the corporate segment and assets which belong to affiliate operations. Approximately 58.9% of overseas assets as of March 31, 2001 relate to the Americas, 29.5% to Asia and Oceania, and the remaining 11.6% to Europe.

     The Americas

     After opening a representative office in 1974, we commenced formal operations in the United States in 1981 when we established a wholly-owned subsidiary, ORIX USA. Since then, we have significantly expanded our activities in the United States. ORIX USA, headquartered in New York and with offices in several major cities in the Unites States, offers a range of financial products and services, including corporate finance, real estate finance, equipment leasing, and investment and financing in the mortgage capital market. ORIX USA owns 100% of the equity of ORIX Real Estate Equities, ORIX Financial Services and ORIX Real Estate Capital Market, LLC.

     ORIX Real Estate Equities is a real estate development and management company, which we acquired in 1987. ORIX Real Estate Equities is headquartered in Chicago with offices in several major cities in the Unites States, and properties in ten states in the U.S. and Toronto, Canada. The current operations of ORIX Real Estate Equities are focused on three main activities:

     o    build-to-suit development of retail, industrial and office projects;

     o the acquisition of office and industrial properties that offer value-enhancement opportunities; and

     o    asset and property management.

     These activities cover properties in our own portfolio as well as third party properties.

     ORIX Financial Services, which was acquired in 1989, specialized in leasing heavy equipment. ORIX Financial Services has engaged in vendor programs that targets dealers and distributors to promote sales and marketing. The largest segments of its leasing portfolio are transportation, construction and other heavy equipment.

     In fiscal 2001, weakening conditions in the U.S. economy adversely affected the leasing business related to transportation, construction and other heavy equipment, resulting in an increase in doubtful receivables on direct financial leases. We are proactively responding to this development. ORIX Financial Services has focused on assets- based loans secured by receivables and inventory as well as fixed assets, or other financing and leasing business.

     In 1989 we became involved in the field of commodities trading and management, primarily through our investment in Stockton Holdings, a company that trades in futures and provide reinsurance. As of March 31, 2001 we owned 29.7% of the equity of Stockton Holdings, without taking into account outstanding options.

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

     Asia, Oceania and Middle East

     In 1971 we established our first overseas office in Hong Kong, and we had 57 subsidiaries and affiliates at March 31, 2001. These companies do business in 16 countries in the Asia, Oceania and Middle East regions. During about 30 years that we have maintained a presence in Asia, ORIX Asia, based in Hong Kong, has been the base for our expansion and operations in the region. ORIX Asia provides a wide range of financial services. Singapore has been another center for our activity in the region. We now have five ORIX subsidiaries and affiliates in Singapore undertaking leasing, rental, ship financing, securities investment and venture capital operations.

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

     Our domestic subsidiaries have also been expanding into the region. For example, we have established specialized auto leasing operations in Singapore, Taiwan and Malaysia, and ORIX Rentec established personal computer and measuring equipment rental operations in Singapore in 1995 and in Malaysia in 1996.

     We have also expanded our activities into throughout Asia and Oceania including Middle East and North Africa through our overseas subsidiaries and affiliates such as ORIX Australia, ORIX New Zealand Limited, ORIX Leasing Pakistan Limited, ORIX Investment Bank Pakistan Limited and Infrastructure Leasing & Financial Services, Ltd in India.

     Europe

     We initiated our activities in Europe in 1974, when we established a liaison office in London. We conduct our current European operations principally through ORIX Europe, ORIX Ireland, established in 1988 as a finance vehicle for ORIX's European operations, ORIX Aviation Systems in Dublin which has marketing, technical, legal and administrative teams to develop our international aircraft operating lease business, and ORIX Polska S.A., an equipment leasing company in Warsaw. Multinational transportation operators are the principal customers of our European operations.

     Established in 1982, ORIX Europe has grown to now provide leasing, general and corporate lending and other financial services throughout Europe. These include international ship financing, real estate financing and investment in and trading of international securities.

Property, Plants and Equipment

     Because our main business is to provide diverse financial services to our clients, we do not own any factories or facilities which manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

     Our most important facility that we own is our headquarters building. Our headquarters is in Shiba, Minato-ku, Tokyo and covers a floor space of 19,662 square meters. We have no plans to expand our headquarters or to build additional material offices. See also "- Description of Property".

Regulation

     ORIX Corporation is incorporated under the Commercial Code of Japan, and its corporate activities are governed by the Commercial Code.

     There is no specific regulatory regime in Japan which governs the conduct of our direct financing lease and operating lease businesses. Our installment loan business is regulated by two principal laws which also regulate the activities of credit card providers: the Acceptance of Contributions, Money and Interest Law and the Regulation of Moneylending Business Law.

     The Moneylending Business Law requires all companies engaged in the money lending business, whether they are installment finance companies, leasing companies, credit card companies or specialized consumer loan finance companies, to register with the relevant authorities. As registered moneylenders, our registered companies are regulated by the Financial Services Agency, which has the right to review registered moneylenders' operations and inspect their records to monitor compliance with the provisions of the Moneylending Business Law. The Financial Services Agency has the authority, and is obliged, to cancel a registration upon substantial noncompliance with law, failure to comply with some administrative orders and under other circumstances.

     The insurance industry in Japan is regulated by the Insurance Business Law. Insurance business may not be carried out without a license from the Financial Services Agency. There are two kinds of licenses related to insurance businesses: one for life insurance businesses and another for non-life insurance businesses. The same entity cannot obtain both of these licenses. In general, ORIX Life Insurance, as an insurance company, is prohibited from engaging in any other activity. Insurance solicitation which is conducted by ORIX is also governed by the Insurance Business Law. ORIX is registered as a sales agent with the Ministry of Finance, the government authority formerly in charge of supervising the insurance business at the time of ORIX's application for the registration.

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

     General banking and trust businesses, which are operated by our banking subsidiary, ORIX Trust and Banking, are also regulated. In general, the Banking Law governs the general banking business and the Trust Law and the Trust Business Law govern the trust business. These banking businesses may not be carried out without a license from the Financial Services Agency and are supervised by the Financial Services Agency.

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

     Recent consolidation and alliances among life insurance companies in Japan have increased competition within the insurance industry. While Japanese commercial banks are not currently permitted to sell insurance products directly, scheduled deregulation of the insurance industry is expected to permit them to sell life insurance products through subsidiary or affiliate insurance companies at the bank branch offices. In the event that such deregulation is implemented, the commercial banks could pose a competitive challenge to our life insurance operations. If existing Japanese life insurers are acquired by foreign insurers such foreign insurers would gain access to established networks of sales agents.

Description of Property

     Our operations are generally conducted in leased office space in numerous cities throughout Japan and the other countries in which we operate. Our leased office space is suitable and adequate for our needs. We utilize, or plan to utilize in the foreseeable future, substantially all of our leased office space.

     We own office buildings, including one used as ORIX's principal executive offices, apartment buildings and recreational facilities for our employees with an aggregate value as of March 31, 2001 of Yen74,406 million ($601 million).

Legal Proceedings

     We are a defendant in various lawsuits arising in the ordinary course of our business. In the second half of the fiscal year ended March 31, 2001, ORIX reached on out-of-court settlement mediated by the Tokyo High Court with Sumisei Leasing Co. Ltd. ("Sumisei") regarding all the outstanding claims by Sumisei against us in connection with the repayment of loans. Under the terms of this settlement, an accrued expense of Yen4.9 billion that was recorded in our interim financial statements for the six-month period ended September 30, 2000, pursuant to the Tokyo District Court's judgment rendered on August 31, 2000, was reversed. This settlement did not have any material impact on our results of operations for the year ended March 31, 2001.

     We aggressively manage our pending litigation and assess appropriate responses to lawsuits in light of a number of factors, including potential impact of the actions on the conduct of our operations. In the opinion of our management, none of the pending matters is expected to have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that an adverse decision in one or more of these lawsuits will not have a material adverse effect.

Item 5.  Operating and Financial Review and Prospects

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

     We earn most of our revenues from our operations in Japan. Revenues from overseas operations have also contributed significantly to our operating results in recent periods. Overseas operations generated 24.4% of our total revenues in fiscal 2001.

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

                                           As of March 31, 1999
                                -----------------------------------------------
                                    Life            Other
                                  insurance       operations         Total
                                -------------    -------------    -------------
                                                 (Millions of yen)
Fixed income securities......   Yen   284,281    Yen   178,878    Yen   463,159
Marketable equity securities.           8,783           45,982           54,765
Other securities.............          38,101           20,181           58,282
                                -------------    -------------    -------------
     Total...................   Yen   331,165    Yen   245,041    Yen   576,206
                                =============    =============    =============

                                             As of March 31, 2000
                                -----------------------------------------------
                                    Life            Other
                                  insurance       operations         Total
                                -------------    -------------    -------------
                                                 (Millions of yen)
Fixed income securities......   Yen   390,523    Yen   203,689    Yen    594,212
Marketable equity securities.          13,243           91,108           104,351
Other securities.............          13,379           46,439            59,818
                                -------------    -------------    --------------
     Total...................   Yen   417,145    Yen   341,236    Yen    758,381
                                =============    =============    ==============

                                               As of March 31, 2001
                                -----------------------------------------------
                                    Life            Other
                                  insurance       operations         Total
                                -------------    -------------    -------------
                                              (Millions of yen)
Fixed income securities......   Yen   519,995    Yen   256,514    Yen    776,509
Marketable equity securities.           7,167           65,230            72,397
Other securities.............           9,975           83,277            93,252
                                -------------    -------------    --------------
     Total...................   Yen   537,137    Yen   405,021    Yen    942,158
                                =============    =============    ==============

     Interest we earn on fixed income securities and on interest-earning securities classified in other securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as interest on loans and investment securities. All other income and losses (other than foreign currency transaction gain or loss and write-downs of securities) we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and gains on investment securities. All income and losses (other than foreign currency transaction gain or loss and write-downs of securities) we recognize on securities held in connection with life insurance operations are reflected in our consolidated statements of income as life insurance premiums and related investment income.

  Policies relating to Non-performing Assets and Charge-Offs

     We review delinquencies or other transactions which are not in compliance with our internal policies as frequently as every two weeks in the case of domestic transactions. Transactions with payments three months or more overdue are reported to the corporate executive officer responsible for the Credit Department. We stop accruing revenues on direct financing leases and installment loans when principal or interest is past due 180 days or more. We also stop accruing revenues when our management determines that it is doubtful that we can collect on direct financing leases and installment loans. The decision is based on factors such as the general economic environment, individual clients' creditworthiness and historical loss experience, delinquencies and accruals. After we have set aside provisions for a non-performing asset, we carefully monitor the quality of any underlying collateral, the status of management of the obligor and other important factors. When we determine that there is little likelihood of continued repayment by the borrower or lessee, we sell the leased equipment or loan collateral, and we record a charge-off for the portion of the lease or loan that remains outstanding.

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

     FASB statement 121 requires that long-lived assets and certain identifiable intangibles held and used by ORIX and its subsidiaries be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We conduct this review for impairment by using undiscounted future cash flows expected to be generated by the assets. During fiscal 1999, 2000 and 2001, ORIX and certain subsidiaries wrote down certain real estate development projects included in "investment in operating leases", "other operating assets", and "advances" in the consolidated balance sheets to their fair values. An impairment loss was recognized for each fiscal year in the amount by which the carrying amount of the assets exceeded fair value determined by external appraisals.

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

  Credit Risk Management

     We have established an organizational structure specifically designed to allow the management of credit risk in each business segment. We employ a risk management system under which both the relevant marketing department and ORIX's independent Credit Department make thorough evaluations of customer-, industry-, and country-related risks. The Credit Department consists of approximately 70 specialized staff. In addition, some of our domestic subsidiaries, such as ORIX Auto Leasing and ORIX Credit, have their own independent credit departments. Another independent specialized Real Estate Appraisal Department, consisting of approximately 40 specialized staff, focuses on the appraisal of real estate collateral. Based on internal standards, we methodically evaluate individual financing proposals and determine whether or not they should be approved. Financing and leasing assets are evaluated for credit and collateral risk both during the credit granting process and periodically after the advancement of funds.

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

     In the initial evaluation process, the salesperson will first obtain financial statements and other relevant financial information from the customer covering at least the three years prior to the application. We do the evaluation of credit on a cumulative basis so that an existing customer seeking new credit will be re-evaluated if the new application, when coupled with existing, outstanding credit, exceeds the limit granted by the last evaluation. The salesperson will then interview senior management from the customer seeking credit. If further investigation is necessary, we may retain independent credit agencies.

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

     Initial Evaluation--International

     We operate a number of subsidiaries and affiliates outside Japan. All of these companies maintain systems and procedure manuals that are similar to those we maintain within Japan, with modifications incorporated to take into account local business practices and economic conditions and the varying natures of the transactions being undertaken. Some of these companies, particularly subsidiaries at which ORIX's secondees are stationed, use systems and procedure manuals that are substantially similar to those used by ORIX, while others, particularly affiliates, use their own credit evaluation procedures. Substantially all subsidiaries refer transactions exceeding fixed limits to the Credit Department, or to the Investment and Credit Committee, for ultimate determination. For some of these companies, we carry out periodic country and region evaluations to minimize exposure to potentially high risk markets.

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

     Except for a program for an experimental range of low-limit personal card loans begun in 1998, all of our consumer lending is done only after interviewing the applicant and receiving all relevant financial data. In order to minimize default and other risks, we only target some borrower profiles, and we always obtain third party credit reports. Our domestic installment loans are mostly secured by real estate collateral, except for card loans which are mostly unsecured because the maximum amount of each loan transaction is relatively small. We use a collateral evaluation manual, issued by ORIX's Credit Department, to determine the value of each item of collateral and ascertain the appropriate loan amount for the relevant transaction by considering a loan to value ratio. The value of collateral is derived after considering factors such as the type of collateral and risk factors inherent in each type. In domestic residential home loans, we generally obtain a registered first mortgage, and use the specialized staff from the Real Estate Appraisal Department to assess collateral and other risks. If collateral is a traded security, the value of collateral is determined by referring to its current market value. Separate manuals set out lending principles for loan staff to use in making credit determinations.

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

  Loan Loss Reserves and Credit Losses

     We maintain a consolidated reserve for credit losses on finance receivables at an amount which we believe is sufficient to provide adequate protection against potential credit losses in our portfolios. We determine the level of the allowance for doubtful receivables on direct financing leases and possible loan losses in the manner described in Note 1(f) of the notes to the consolidated financial statements.

     We review commercial and consumer finance receivables to determine the probability of loss. We take provisions after considering various factors. If an unrecovered balance remains due, we take a final charge-off from provisions at the time we decide collection efforts are no longer useful.

   Asset/Liability Management and Interest Rate Risks

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

     o while diversifying policy liability reserves in order to avoid a disproportionate exposure to one asset segment, we invest in stable instruments that tend not to be affected by short-term market movements, such as fixed-return corporate debt instruments; and

     o we monitor the returns we achieve on assets under management and lower guaranteed policy returns (if required) in order to reduce the risk of a shortfall in return on assets under management.

  Operational and Legal Risks

     Like all large financial institutions, we are exposed to many types of operational risk, including the potential for loss caused by a breakdown in information, communication or transaction processing systems or by fraud by employees or outsiders or unauthorized transactions by employees. We attempt to mitigate operational risks by maintaining a system of internal controls designed to keep operational risk at appropriate levels. In so doing, we take into account our consolidated financial position, the characteristics of the businesses and markets in which we operate, competitive circumstances and regulatory considerations. We cannot assure you that we will not incur material losses from operational risks in the future.

     Legal risk arises from the uncertainty of enforceability, through legal or judicial process, of obligations of our customers and counterparties. It also arises from the possibility that changes in law or regulation could adversely affect our businesses. We seek to minimize legal risk through consultation with internal and external legal counsel.

     In order to enhance our compliance function, in June 1999 ORIX established the Legal Affairs Department by combining the compliance functions previously performed by the Credit Department and Office of Corporate Auditors. This new department is in charge of checking the legality of contracts and business activities of our operations and evaluating legal risk relating to new financial products. We are currently in the process of developing a compliance manual to guide our employees.

  Results of Operations

  Year Ended March 31, 2001 Compared to Year Ended March 31, 2000

  Overview

     Despite a decrease in direct financing leases, our consolidated operating assets surpassed the Yen5 trillion mark for the first time, growing 5.6%, or Yen264.7 billion, from the previous year to Yen5,029.6 billion ($40.6 billion). This reflected a sizeable increase in investment securities, as well as increases in installment loans, operating leases and other operating assets.

     Revenues reflected increases in operating lease revenues, interest on loans and investment securities, and other operating revenues, including the condominium development business. However, a substantial decline in life insurance premiums and related investment income, together with a decrease in direct financing lease revenue, caused our total revenues to decrease by 4.9%, or Yen30,364 million, to Yen586,149 million ($4,731 million).

     Corresponding to the change in revenue, operating lease depreciation expense and other operating expenses grew, but life insurance costs declined in line with lower revenue. An increase in the number of consolidated companies produced an increase in selling, general and administrative expenses. However, interest expense decreased, due mainly to declines in domestic interest rates. Thus total expenses decreased by 6.1%, or Yen34,626 million, to Yen529,001 million ($4,270 million).

     As a result, income before income taxes increased by 13.8% to Yen59,236 million ($478 million). Net income increased for the sixth consecutive fiscal year, rising 11.5% to a historical high of Yen34,157 million ($276 million).

     The tables below contain some financial data for fiscal 2000 and 2001, as well as the amounts and percentages of the changes from fiscal 2000 to fiscal 2001.

                             Income Statement Data


                                                                    Year ended March 31,                    Change
                                                              ------------------------------    ----------------------------
                                                                  2000             2001             Amount         Percent
                                                              -------------    -------------    -------------    -----------
                                                                                     (Millions of yen)
Total revenues............................................... Yen   616,513    Yen   586,149    Yen   (30,364)         (4.9)
 Direct financing leases.....................................       130,798          122,003           (8,795)         (6.7)
 Operating leases............................................       100,503          113,478           12,975          12.9
 Interest on loans and investment securities.................        97,390          109,448           12,058          12.4
 Brokerage commissions and gains on investment
   securities................................................        19,700           12,055           (7,645)        (38.8)
 Life insurance premiums and related investment income.......       205,829          158,314          (47,515)        (23.1)
 Interest income on deposits.................................         3,884            2,520           (1,364)        (35.1)
 Other operating revenues....................................        58,409           68,331            9,922          17.0
Total expenses...............................................       563,627          529,001          (34,626)         (6.1)
                                                              -------------    -------------    -------------
Operating income.............................................        52,886           57,148            4,262           8.1
Equity in net income (loss) of and gain (loss) on sales of
 affiliates..................................................          (838)           2,088            2,926            --
                                                              -------------    -------------    -------------
Income before income taxes...................................        52,048           59,236            7,188          13.8
Net income..................................................         30,642           34,157            3,515          11.5

                              Balance Sheet Data



                                                                    Year ended March 31,                    Change
                                                              ------------------------------    ----------------------------
                                                                  2000             2001             Amount         Percent
                                                              -------------    -------------    -------------    -----------
                                                                                     (Millions of yen)
Investment in direct financing leases....................     Yen 1,744,953    Yen 1,657,709    Yen   (87,244)         (5.0)
Investment in operating leases...........................           397,576          451,171           53,595          13.5
Installment loans........................................         1,791,439        1,846,511           55,072           3.1
Investment in securities.................................           758,381          942,158          183,777          24.2

                                                                    Year ended March 31,                    Change
                                                              ------------------------------    ----------------------------
                                                                  2000             2001             Amount         Percent
                                                              -------------    -------------    -------------    -----------
                                                                                     (Millions of yen)
Other operating assets...................................            72,472          132,006           59,534          82.1
                                                              -------------    -------------    -------------
Operating assets.........................................         4,764,821        5,029,555          264,734           5.6
Allowance for doubtful receivables on direct financing
 leases and possible loan losses.........................          (136,939)        (141,077)          (4,138)           --
Other assets.............................................           713,660          702,833          (10,827)         (1.5)
                                                              -------------    -------------    -------------
Total assets.............................................     Yen 5,341,542    Yen 5,591,311    Yen   249,769           4.7
                                                              =============    =============    =============



     The table below shows the volume of new transactions for fiscal 2000 and 2001, as well as the amounts and percentages of change in these data from fiscal 2000 to fiscal 2001. Figures for new equipment acquisitions for direct financing leases and operating leases are based on purchase cost of the equipment.


                             Volume of New Assets



                                                                    Year ended March 31,                    Change
                                                              ------------------------------    ----------------------------
                                                                  2000             2001             Amount         Percent
                                                              -------------    -------------    -------------    -----------
                                                                                     (Millions of yen)
Direct financing leases: New equipment acquisitions .....     Yen   905,898    Yen   723,330    Yen  (182,568)      (20.2)
Operating leases: New equipment acquisitions.............           101,020          143,158           42,138        41.7
Installment loans: New loans added.......................           807,477          740,639          (66,838)       (8.3)
Investment in securities: New securities added...........           333,249          397,218           63,969        19.2
Other operating assets: New assets added.................            70,443          128,984           58,541        83.1

     Total Revenues

     Our total revenues decreased by 4.9%, or Yen30,364 million, to Yen586,149 million in fiscal 2001 compared to Yen616,513 million in fiscal 2000, reflecting principally a decline of Yen47,515 million or 23.1%, in life insurance premiums and related investment income and an Yen8,795 million decline in revenue from direct financing leases. These declines were partially offset by increases of Yen12,975 million in operating leases, Yen12,058 million in interest on loans and investment securities, and Yen9,922 million in other operating revenues.

     Direct Financing Leases

     Revenue from direct financing leases decreased 6.7%, to Yen122,003 million ($985 million). This decrease was due to a decline in the balance of investment in direct financing leases, which resulted from the securitization of lease assets and from a decline in the level of new contract issuance compared with the previous fiscal year. The balance of investment in direct financing leases as of March 31, 2001 decreased 5.0%, to Yen1,657,709 million ($13,379 million).

     The average interest rates on domestic direct financing leases, calculated on the basis of quarterly balances, slightly decreased to 5.77% in fiscal 2001 from 5.79% in fiscal 2000. The average interest rates on overseas direct financing leases, calculated on the basis of quarterly balances, increased to 9.92% in fiscal 2001 from 9.67% in fiscal 2000, reflecting an increase in the amount of high-yield contracts.

     Securitization of direct financing leases during fiscal 2001 affected revenues from direct financing leases both because we recognized gains from securitizations and because securitization decreased interest income from securitized assets. Revenues from direct financing leases in fiscal 2001 included Yen3,722 million ($30 million) of gains from securitization of direct financing leases.

               The table below shows the balances as of the dates indicated of investment in direct financing leases by category of equipment, together with the amounts and percentages of the changes between period-ends.

                     Investment in Direct Financing Leases


                                                         As of March 31,                     Change
                                                 -----------------------------    ---------------------------
                                                      2000            2001            Amount        Percent
                                                 -------------   -------------    -------------   -----------
                                                                         (Millions of yen)
Information-related and office equipment......   Yen   373,281   Yen   334,174    Yen   (39,107)     (10.5)
Industrial equipment..........................         394,581         372,542          (22,039)      (5.6)
Commercial services equipment.................         194,809         193,624           (1,185)      (0.6)
Transportation equipment......................         398,521         415,246           16,725        4.2
Other.........................................         383,761         342,123          (41,638)     (10.8)
                                                 -------------   -------------    -------------
 Total........................................   Yen 1,744,953   Yen 1,657,709    Yen   (87,244)      (5.0)
                                                 =============   =============    =============

     Investment in direct financing leases decreased by 5.0% from March 31, 2000 to March 31, 2001. New investment in leased equipment in fiscal 2001 amounted to Yen723,330 million ($5,838 million), a decrease of 20.2% from fiscal 2000. Robust growth in the automobile leasing business in Japan led to an increase in the balance of transportation equipment leases. However, weak private-sector capital investment and our selective approach to new domestic leasing contracts with emphasis on profitability over asset growth caused the overall balance of domestic leasing contracts to decline. The balance of overseas leasing contracts also decreased owing to the deceleration of economic growth in the United States.

     During fiscal 2001, we securitized Yen167,802 million of domestic and Yen17,064 million of overseas leasing assets. The securitization of these assets, accounted for as off balance sheet assets, contributed to the reduction in the balance of direct financing leases. The balance of direct financing lease assets which were treated as off balance sheet assets amounted to Yen311,163 million ($2,511 million) as of March 31, 2001. The unpaid principal balance outstanding of securitized receivables is excluded from our consolidated balance sheets. See note 9 of the notes to the consolidated financial statements. In addition, we entered into other lease receivable securitization programs that are not accounted for as sale, or not treated as off balance sheet assets. Under these securitization programs, we had long-term debt payables of Yen72,210 million ($583 million) under securitized lease assets as of March 31, 2001.

     Operating Leases

     Revenues from operating leases increased by 12.9%, or Yen12,975 million, to Yen113,478 million ($916 million) from fiscal 2000 to fiscal 2001. The continued strength of IT-related investment in Japan supported strong growth in the rental of measuring and information related equipment. In our office building and commercial real estate leasing business, proactive investments in new properties contributed to overall growth in related leasing revenues. Consequently, revenue from operating leases increased by 12.9%, to Yen113,478 million ($916 million). The balance of investment in operating leases increased 13.5%, to Yen451,171 million ($3,641 million). Gains from the disposition of operating lease assets included in revenues from operating leases were Yen7,883 million ($64 million) in fiscal 2001, compared to Yen4,144 million in fiscal 2000.

     The table below shows the balances as of the dates indicated of our investment in operating leases by category of equipment under lease, together with the amounts and percentages of the changes between period-ends.

                                                         As of March 31,                     Change
                                                 -----------------------------    ---------------------------
                                                      2000            2001           Amount         Percent
                                                 -------------   -------------    -------------   -----------
                                                                         (Millions of yen)
Transportation equipment......................   Yen   159,548   Yen   165,218    Yen     5,670       3.6
Measuring equipment and personal computers....          58,431          77,808           19,377      33.2
Real estate and other.........................         179,597         208,145           28,548      15.9
                                                 -------------   -------------    -------------
 Total........................................   Yen   397,576   Yen   451,171    Yen    53,595      13.5
                                                 -------------   -------------    -------------

     The balance of our total investment in operating leases increased by 13.5%, or Yen53,595 million, from March 31, 2000 to March 31, 2001. The balance of new contracts increased due to the steady performance of the measuring equipment and OA equipment rental businesses. Regarding our real estate leasing business, we also progressively acquired office building and commercial use real estate, such as the Minato Mirai Complex in Yokohama. Although the outstanding balance of transportation equipment, which includes aircraft, declined on a local currency basis due to asset sales and depreciation, the balance increased on a yen basis due to the depreciation of the yen.

     Interest on Loans and Investment Securities

     Interest we earn on installment loans and interest-earning securities held in connection with operations other than life insurance is reflected in our consolidated statements of income as interest on loans and investment securities. Revenues from interest on loans and investment securities increased by 12.4%, or Yen12,058 million, from fiscal 2000 to fiscal 2001, due to an increase in the balance of high-yield card loans. An increase in investment US corporate bonds also contributed to the increase. The average interest rate earned on domestic loans, calculated on the basis of quarterly balances, increased to 4.19% in fiscal 2001 from 3.97% in fiscal 2000, primarily due to an increase in the balance of high-yield card loans. The average interest rate earned on domestic investment securities, calculated on the basis of quarterly balances, decreased to 2.68% in fiscal 2001 from 2.86% in fiscal 2000, reflecting a decline in domestic market interest rates. The average interest rate earned on overseas loans, calculated on the basis of quarterly balances, decreased to 9.29% in fiscal 2001 from 9.35% in fiscal 2000, primarily due to a reduction in high-yield loans. The average interest rate earned on overseas investment securities, calculated on the basis of quarterly balances, increased to 10.03% in fiscal 2001 from 8.84% in fiscal 2000, primarily reflecting increased investment in high-yielding CMBS and corporate debt securities in the US.

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

                               Installment Loans

                                                         As of March 31,                     Change
                                                 -----------------------------    ---------------------------
                                                      2000            2001            Amount        Percent
                                                 -------------   -------------    -------------   -----------
                                                                         (Millions of yen)
Domestic Consumer
 Housing loans...............................    Yen   396,748   Yen   392,896    Yen    (3,852)      (1.0)
 Card loans..................................          121,272         181,215           59,943       49.4
 Other.......................................           56,461          43,959          (12,502)     (22.1)
                                                 -------------   -------------    -------------
   Subtotal..................................          574,481         618,070           43,589        7.6
Domestic Commercial
 Real estate related companies...............          203,537         222,818           19,281        9.5
 Commercial and industrial companies.........          657,355         627,252          (30,103)      (4.6)
                                                 -------------   -------------    -------------
   Subtotal..................................          860,892         850,070          (10,822)      (1.3)
                                                 -------------   -------------    -------------
Foreign commercial, industrial and other
  borrowers..................................          337,754         357,446           19,692        5.8
Direct loan origination costs, net...........           18,312          20,925            2,613       14.3
                                                 -------------   -------------    -------------
   Total.....................................    Yen 1,791,439   Yen 1,846,511    Yen    55,072        3.1
                                                 =============   =============    =============

     The total balance of installment loans increased by 3.1%, to Yen1,846,511 million ($14,903 million), from March 31, 2000 to March 31, 2001. In the domestic retail market, loan balance increased as a result of expansion of our card loan business.

     The balance of our investments in securities other than in connection with our life insurance operations increased from Yen341,236 million at March 31, 2000 to Yen405,021 million ($3,269 million) at March 31, 2001. Fixed income securities increased by Yen52,825 million, principally reflecting increased investment in CMBS in the US.

     Brokerage Commissions and Gains on Investment Securities

     All non-interest income and losses (other than foreign currency transaction gain or loss) which we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and gains on investment securities. Brokerage commissions and gains on investment securities decreased by Yen7,645 million, or 38.8%, in fiscal 2001 to Yen12,055 million ($97 million). ORIX Securities Corporation generates all of the brokerage commissions accounted for in this segment. Although the online trading business of ORIX Securities Corporation grew, the weakness of the Japanese stock market inhibited growth in the overall level of brokerage commissions. Revenues from gains on investment securities decreased in fiscal 2001, reflecting reduced sales of equity securities in Japan and overseas.

     At March 31, 2001, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were Yen68,037 million ($549 million). Gross unrealized gains on equity securities decreased by Yen36,932 million from fiscal 2000 to fiscal 2001. Due to the weakness of the domestic equities market, unrealized gains on IT-related equity securities at March 31, 2000 declined.

     At March 31, 2001, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were Yen11,018 million ($89 million).

     Life Insurance Premiums and Related Investment Income

     Life insurance premiums and related investment income decreased Yen47,515 million, or 23.1%, to Yen158,314 million ($1,278 million) and life insurance costs fell approximately Yen50.0 billion in fiscal 2001. These declines were due to our policy of emphasizing profitability as we devoted considerable energy to the marketing of such products as term and whole life insurance that produce lower revenues but higher margins.

     Interest Income on Deposits

     Interest income on deposits not included in other categories of revenues includes principally interest on bank deposits. Interest income on deposits in fiscal 2001 decreased by Yen1,364 million, or 35.1%, from fiscal 2000, principally as a result of a lower average balance of bank deposits.

     Other Operating Revenues

     Other operating revenues are generated from various businesses, such as the development and sales of residential apartments, sales of commodities funds and servicing of receivables. Other operating revenues increased by Yen9,922 million ($80 million), or 17.0%, from fiscal 2000 to fiscal 2001, principally as a result of growth in our condominium development business and growth in commission income from our servicer business and other businesses.

     Total Expenses

     Total expenses decreased by 6.1%, to Yen529,001 million ($4,270 million), from fiscal 2000 to fiscal 2001. Interest expense decreased in fiscal 2001 mainly due to a decline in domestic market interest rates. Life insurance costs decreased 25.8%, corresponding to the decrease in life insurance premium revenue. Other operating expenses increased 13.8% from fiscal 2000 to fiscal 2001, corresponding to the increase in revenue from the condominium development business. We recognized a write-down of securities in the amount of Yen10,848 million ($88 million) in fiscal 2001.

     Interest Expense

     Interest expense was Yen109,289 million ($882 million) in fiscal 2001, a decrease of 5.0% from fiscal 2000. The decrease in interest expense principally reflects the decline in domestic interest rates. In addition, as a result of effective control of market risks, such as interest rate and liquidity risks by using our asset-liability management system, we were able to respond quickly to changing market environments.

     The ratio of our funding directly from capital markets, interest expense related to which was significantly lower than traditional bank borrowing, were 56.8% and 56.7% at March 31, 2000 and 2001, respectively. See "--Funding and Liquidity-Diversification of Funding Sources." Notes issued under medium-term notes program increased by Yen21,157 million from Yen328,221 million at March 31, 2000 to Yen349,378 million ($2,820 million) at March 31, 2001, Commercial paper decreased from Yen977,436 million at March 31, 2000 to Yen914,611 million ($7,382 million) at March 31, 2001 reflecting the decrease of commercial paper issued overseas, and long-term asset backed securities increased from Yen56,034 million at March 31, 2000 to Yen72,210 million ($583 million) at March 31, 2001. The average interest rates on our domestic short-term and long-term debt, calculated on the basis of quarterly balances, decreased from 1.81% in fiscal 2000 to 1.64% in fiscal 2001. The average interest rates on our short-term and long-term overseas debt, calculated on the basis of quarterly balances, increased from 6.39% in fiscal 2000 to 6.81% in fiscal 2001.

     Depreciation on Operating Leases

     Depreciation on operating leases increased to Yen68,316 million ($551 million) in fiscal 2001, an increase of 12.5% from the level in fiscal 2000. This increase was principally due to assets aquisitions.

     Life Insurance Costs

     In line with a decrease in life insurance premiums, life insurance costs decreased by Yen49,955 million, or 25.8%, to Yen143,709 million ($1,160 million) from fiscal 2000 to fiscal 2001.

     We use the net level premium method to evaluate our future life insurance policy liabilities. This method requires the preliminary calculation of fund management yields, contract withdrawal/discontinuance rates, mortality rates, and other calculations at the time an insurance contract is signed. The projected yield figures used in this calculation were 3.3% in fiscal 2000 and 3.0% in fiscal 2001.

     Other Operating Expenses

     Other operating expenses principally comprise the cost of sales for condominium marketing operations. Other operating expenses increased 13.8%, to Yen5,278 million ($43 million), in fiscal 2001, reflecting increased condominium sales.

     Selling, General and Administrative Expenses

     Approximately half of our selling, general and administrative expenses consist of wages and other labor-related costs, while the remaining half consists principally of general overhead expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2001 were Yen101,156 million ($816 million), an increase of 11.2% from fiscal 2000. This increase in expenses primarily reflects advertising and other expenses increased as a result of the expansion of the retail card loan business. In addition, as the number of consolidated companies increased in the preceding year, these companies recognized expenses on a full-year basis.

     Provision for Doubtful Receivables and Possible Loan Losses

     We make provisions for doubtful receivables and possible loan losses for direct financing leases and installment loans. Provision for doubtful receivables and possible loan losses in fiscal 2001 was Yen44,584 million ($360 million), a decrease of 2.2% from the corresponding amount in fiscal 2000.

     The table below shows the calculation of the provision for doubtful receivables and possible loan losses for fiscal 2000 and fiscal 2001. The "Other" category includes foreign currency translation adjustments and the effect of an acquisition.

                                       Year ended March 31,
                                  ----------------------------
                                      2000            2001
                                  ------------   -------------
                                       (Millions of yen)

Beginning balance..............   Yen  132,606   Yen   136,939
 Provisions charged to income..         45,573          44,584
 Charge-offs (net):
   Gross charge-offs...........        (37,697)        (46,845)
   Recoveries..................            354             539
                                  ------------   -------------
   Charge-offs (net)...........        (37,343)        (46,306)
   Other.......................         (3,897)          5,860
                                  ------------   -------------
Ending balance.................   Yen  136,939   Yen   141,077
                                  ------------   -------------

     A breakdown of the allowance for doubtful receivables and possible loan losses as of March 31, 2001 is shown below. The "Other" category includes foreign currency translation adjustments and the effect of an acquisition.

   Allowance for Doubtful Receivables on Direct Financing Leases and Possible
                                  Loan Losses

                                                    Year ended March 31, 2001
                                 --------------------------------------------------------------
                                                     Installment Loans
                                                 -----------------------------
                                     Direct                           FASB
                                   Financing                       Statement
                                     Leases         General         No. 114           Total
                                 -------------   -------------   -------------    -------------
                                                        (Millions of yen)
Beginning balance..............  Yen    35,783   Yen    49,365   Yen    51,791    Yen   136,939
 Provisions charged to income..         22,619          16,417           5,548           44,584
 Charge-offs (net).............        (20,679)        (14,442)        (11,185)         (46,306)
 Other.........................          3,162           1,815             883            5,860
                                 -------------   -------------   -------------    -------------
Ending balance.................  Yen    40,885   Yen    53,155   Yen    47,037    Yen   141,077
                                 =============   =============   =============    =============

     For a discussion of past due receivables and allowances for direct financing leases as of March 31, 2000 and March 31, 2001, see "Item 4. Information on the Company--Profile of Businesses--Direct Financing Leases".

     In fiscal 2001, provisions charged to income were Yen44,584 million ($360 million) and direct financing leases and loans totaling Yen46,306 million ($374 million) were written off. As of March 31, 2001, the allowance was Yen141,077 million ($1,139 million). The ratio of this figure to the balance of investment in direct financing leases and installment loans was 4.0% as of March 31, 2001, compared to 3.9% as of March 31, 2000.

     The recorded investment in loans considered impaired under the definition contained in FASB Statement 114 was Yen125,921 million as of March 31, 2000 and Yen120,090 million ($969 million) as of March 31, 2001. The principal reason for the decline was a charge-off of impaired loans in the amount of Yen11,185 million ($90 million). We determined that a valuation allowance was required for impaired loans which had outstanding balances of Yen83,408 million as of March 31, 2000 and Yen73,636 million ($594 million) as of March 31, 2001. We recorded a valuation allowance, which is the required valuation allowance less the value of the collateral from impaired loans, calculated under FASB Statement 114, in the amount of Yen51,791 million as of March 31, 2000 and Yen47,037 million ($380 million) as of March 31, 2001. FASB Statement 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Some loans, such as large groups of smaller-balance homogeneous loans (e.g., individual housing loans), and lease receivables are exempt from the provisions of FASB Statement 114. However, provisions for these loans and lease receivables are reflected in the general provisions under installment loans and investment in direct financing leases.

     The average recorded investments in impaired loans were Yen128,658 million for fiscal 2000 and Yen123,715 million ($999 million) for fiscal 2001. We recognized interest income on impaired loans of Yen1,429 million for fiscal 2000 and Yen1,414 million ($11 million) for fiscal 2001. For a discussion of delinquencies on installment loans, see "Item 4. Information on the Company--Profile of Businesses--Installment Loans and Investments Securities".

     Write-downs of long-lived assets

     During fiscal 2001, in accordance with FASB Statement 121, we wrote down Yen4,090 million ($33 million) for some real estate development projects included in "investment in operating leases", "other operating assets" and "advances" in the consolidated balance sheets. See "--Policies relating to Non-performing Assets and Charge-offs".

     Write-downs of Securities

     Our current policy for determining whether declines in the market value of available-for-sale securities are other than temporary places more emphasis on the length of time that the market value has been below the carrying value and less emphasis on the business reasons for owning the securities.

     Our policy primarily reflects the continued poor performance of Japanese equity markets and decreasing cross-shareholdings by Japanese companies in general. Predictions in prior years that market conditions would improve have proved to be inaccurate and market prices of some of our stocks continued to be below their acquisition costs for the twelve months ended March 31, 2001. We view this as a strong indication that the declines in the market value of these available-for-sale securities are other than temporary. Although we have not abandoned our practice of holding securities for business relationship purposes, Japanese companies in general are increasingly willing to sell securities previously held for business relationship purposes.

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

     Following this policy, in fiscal 2001, we charged Yen10,848 million ($88 million) to income for declines in market value classified as other than temporary. In fiscal 2000, we charged Yen12,297 million to income for declines in market value classified as other than temporary.

     Foreign Currency Transaction Loss (Gain), Net

     We recognized a foreign currency transaction loss in the amount of Yen3,429 million ($28 million) in fiscal 2001, compared to a gain of Yen839 million in fiscal 2000. This loss principally resulted from the depreciation of the Indonesia Rupiah against the US dollar, as a subsidiary procured a portion of its funding through dollar-denominated loans.

     Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates

     Equity in net income (loss) of and gain (loss) on sales of affiliates in fiscal 2001 was a profit of Yen2,088 million ($17 million) compared to a loss of Yen838 million in fiscal 2000. The gain in fiscal 2001 was improved from the loss in fiscal 2000, because loss from the sale of unprofitable affiliates was recognized in the previous year. The income in fiscal 2001 also reflects favorable financial performance of most domestic and foreign affiliates.

     Provision for Income Taxes

     Provision for income taxes in fiscal 2001 was Yen25,079 million
($202 million), compared to the provision of Yen21,406 million in fiscal 2000. The increase of Yen3,673 million was primarily due to an increase in income before income taxes.

     Net Income

     Operating income was Yen57,148 million ($461 million), compared to the operating income of Yen52,886 million in fiscal 2000. Income before income taxes increased by 13.8% to Yen59,236 million. Net income increased 11.5%, to Yen34,157 million ($276 million) from fiscal 2000 to fiscal 2001. Basic and diluted earnings per share in fiscal 2001 were Yen418 and Yen401 respectively, compared to Yen385 and Yen377 in fiscal 2000.

     Cash Flows

     Net cash provided by operating activities decreased by Yen81,509 million, or 25.6%, from fiscal 2000 to fiscal 2001, to a total of Yen237,122 million ($1,914 million). This decrease was substantially due to our life insurance operations where most of the premiums are received in cash, while the largest related expense, policy benefit payments, requires cash outlays that are spread over a number of years.

     Net cash used in investing activities was Yen285,652 million ($2,306 million) in fiscal 2001, approximately the same level as in the previous fiscal year. While the rise in investment in lease equipment assets was less than in the previous fiscal year, greater funds were required for insurance business-related securities investments as well as for REIT related and other real estate acquisitions.

     Net cash used in financing activities was Yen64,620 million ($522 million) in fiscal 2001, compared to net cash used in financing activities of Yen6,053 million in fiscal 2000.

     Cash and cash equivalents decreased 41.6% from March 31, 2000 to March 31, 2001.

Business Segments

     The following discussion presents segment financial information on the basis that is regularly used by management for evaluating performance of business segments and deciding how to allocate resources to them. The reporting segments are identified based on the nature of services for domestic operations and on geographic areas for foreign operations.

     The table below shows the amount of our revenues by business segment for fiscal 2000 and 2001, as well as the amounts and percentages of the changes from fiscal 2000 to fiscal 2001.

                                     Year ended March 31,                  Change
                                 -----------------------------   ------------------------------
                                     2000            2001            Amount         Percent
                                 -------------   -------------   -------------    -------------
                                                      (Millions of yen)
Domestic Business Segments
 Corporate finance.............  Yen   121,415   Yen   113,113   Yen    (8,302)        (6.8)
 Equipment operating leases....         53,000          61,677           8,677         16.4
 Real estate-related finance...         17,294          24,262           6,968         40.3
 Real estate...................         44,873          48,438           3,565          7.9
 Life insurance................        204,746         157,636         (47,110)       (23.0)
 Other.........................         30,882          36,215           5,333         17.3
                                 -------------   -------------   -------------
   Subtotal....................        472,210         441,341         (30,869)        (6.5)
                                 -------------   -------------   -------------
Overseas Business Segments
 The Americas..................         74,525          79,397           4,872          6.5
 Asia and Oceania..............         49,739          48,735          (1,004)        (2.0)
 Europe........................         18,260          15,151          (3,109)       (17.0)
                                 -------------   -------------   -------------
   Subtotal....................        142,524         143,283             759          0.5
                                 -------------   -------------   -------------
   Total.......................        614,734         584,624         (30,110)        (4.9)
Adjustments....................          1,779           1,525            (254)       (14.3)
                                 -------------   -------------   -------------
   Total consolidated revenues.  Yen   616,513   Yen   586,149   Yen   (30,364)        (4.9)
                                 =============   =============   =============

     The table below shows the amount of our profits by business segment for fiscal 2000 and 2001, as well as the amounts and percentages of the changes from fiscal 2000 to fiscal 2001.

                                     Year ended March 31,                  Change
                                 -----------------------------   ------------------------------
                                     2000            2001            Amount          Percent
                                 -------------   -------------   -------------    -------------
                                                      (Millions of yen)
Domestic Business Segments
 Corporate finance............   Yen    40,918          44,427   Yen     3,509           8.6
 Equipment operating leases...           7,823          11,165           3,342          42.7
 Real estate-related finance..          (3,415)          1,944           5,359            --
 Real estate..................          (8,241)         (4,604)          3,637            --
 Life insurance...............           5,455           5,982             527           9.7
 Other........................          (1,036)          1,035           2,071            --
                                 -------------   -------------   -------------
   Subtotal...................          41,504          59,949          18,445          44.4
                                 -------------   -------------   -------------
Overseas Business Segments
 The Americas.................          18,775           8,896          (9,879)        (52.6)
 Asia and Oceania.............           3,371           1,203          (2,168)        (64.3)
 Europe.......................             278             716             438         157.6
                                 -------------   -------------   -------------
   Subtotal...................          22,424          10,815         (11,609)        (51.8)
                                 -------------   -------------   -------------
   Total......................          63,928          70,764           6,836          10.7
                                 -------------   -------------   -------------
Adjustments...................         (11,880)        (11,528)            352            --
                                 -------------   -------------   -------------
   Total consolidated income
     before income taxes......   Yen    52,048   Yen    59,236   Yen     7,188          13.8
                                 =============   =============   =============

     The table below shows the amount of our assets by business segment for fiscal 2000 and 2001, as well as the amounts and percentages of the changes from fiscal 2000 to fiscal 2001.

                                        As of March 31,                     Change
                                 -----------------------------   ------------------------------
                                     2000            2001            Amount          Percent
                                 -------------   -------------   -------------    -------------
                                                      (Millions of yen)

Domestic Business Segments
 Corporate finance.............  Yen 1,968,590   Yen 1,889,538   Yen   (79,052)         (4.0)
 Equipment operating leases....        113,389         134,270          20,881          18.4
 Real estate-related finance...        597,274         606,801           9,527           1.6
 Real estate...................        276,494         310,340          33,846          12.2
 Life insurance................        425,335         543,886         118,551          27.9
 Other.........................        242,280         284,835          42,555          17.6
                                 -------------   -------------   -------------
   Subtotal....................      3,623,362       3,769,670         146,308           4.0
                                 -------------   -------------   -------------
Overseas Business Segments
 The Americas..................        691,403         804,118         112,715          16.3
 Asia and Oceania..............        369,540         402,707          33,167           9.0
 Europe........................        159,608         158,646            (962)         (0.6)
                                 -------------   -------------   -------------
   Subtotal....................      1,220,551       1,365,471         144,920          11.9
                                 -------------   -------------   -------------
   Total.......................      4,843,913       5,135,141         291,228           6.0
                                 -------------   -------------   -------------
Adjustments....................        (79,092)       (105,586)        (26,494)           --
                                 -------------   -------------   -------------
   Total consolidated operating
     assets....................  Yen 4,764,821   Yen 5,029,555   Yen   264,734           5.6
                                 =============   =============   =============

Domestic Business Segments

     Corporate Finance

     Our domestic corporate finance segment includes principally direct financing leases of equipment, including information-related and office equipment, industrial equipment, commercial services equipment, transportation equipment (other than those extended by ORIX Rentec Corporation), and installment loans to commercial and industrial companies (other than for real estate finance). Our domestic corporate finance segment also includes investment securities (other than those held by ORIX Life Insurance Corporation). The activities of this segment are conducted by ORIX, ORIX Auto Leasing Corporation, ORIX Alpha Corporation and a few other domestic subsidiaries. In this business segment, segment profit increased 8.6%, or Yen3,509 million, from fiscal 2000 to Yen44,427 million ($359 million) in fiscal 2001. The balance of segment assets declined 4.0%, or Yen79,052 million, from March 31, 2000 to Yen1,889.5 billion ($15.3 billion), as of March 31, 2001.

     The increase in segment profits principally reflects a rise in automobile leasing revenue and a decline in interest expense and provision for doubtful receivables and possible loan losses.

     The balance of domestic direct financing leases declined, reflecting the securitization of Yen267,510 million ($2,159 million) in direct finance lease assets and a decline in the level of new contracts.

     The balance of domestic loans included in our corporate finance segment decreased, due to the impact of the recession in Japan. The Company has introduced more stringent screening and is more selective in new loan transactions.

     Equipment Operating Leases

     Our domestic equipment operating lease segment includes primarily operating leases of equipment, including measuring equipment, personal computers and transportation equipment. The activities of this segment are conducted mainly by ORIX Rentec (including direct financing leases extended by ORIX Rentec) and ORIX Rent-A-Car Corporation. In fiscal 2001, we recorded Yen11,165 million ($90 million) of profit in this segment. This represents an increase of 42.7% from segment profit of Yen7,823 million in fiscal 2000. The balance of segment assets increased by 18.4%, or Yen20,881 million, from March 31, 2000 to Yen134,270 million ($1,084 million) as of March 31, 2001.

Continued strength in IT-related investment in Japan supported strong growth in demand for measuring instrument leasing and information-related equipment and higher utilization rates. Our rent-a-car business also continued its steady growth.

     Real Estate-Related Finance

     Our domestic real estate-related finance business includes principally construction and other real estate development loans to construction companies and real estate developers conducted by the Real Estate Finance Division of ORIX, as well as housing loans to individuals conducted by ORIX Trust and Banking Corporation. Loans to most corporate customers not in the real estate business are included in the corporate finance segment, even where these loans are secured by real estate.

     In fiscal 2001, segment profit amounted to Yen1,944 million ($16 million), compared to a loss of Yen3,415 million in fiscal 2000. Real estate-related finance assets increased 1.6%, or Yen9,527 million, from March 31, 2000 to Yen606,801 million ($4,898 million) as of March 31, 2001. Steady growth in investment in and resale of real estate-related distressed assets and the development of new corporate sector business such as nonrecourse loans led to a significant increase in earnings. ORIX Trust and Banking recorded strong performance providing individuals with housing loans.

     Real Estate

     Our domestic real estate business consists principally of condominium development and office rental as well as management of hotels, employee dormitories, and training and other facilities. The activities of this segment are currently conducted by ORIX Real Estate Corporation. In fiscal 2001, segment loss was Yen4,604 million ($37 million) compared to a loss of Yen8,241 million in fiscal 2000. Because of the continuing decline in land prices in Japan, the Company proceeded with sales of old properties and consequently recorded losses on such sales as well as recorded valuation losses on long-lived assets. However, such losses were offset by steady growth of the condominium development business related to "Sanctus" series and other developments. For a discussion of write-downs of long lived real estate, see "--Write-downs of long lived assets". Owing to the Company's active acquisition of profitable rental properties, the balance of real estate assets increased 12.2%, or Yen33,846 million, from March 31, 2000 to Yen310,340 million ($2,505 million) as of March 31, 2001.

     Life Insurance Business

     Our life insurance business includes direct and agency life insurance sales and related activities. This segment also includes investment in securities in connection with our life insurance operations. The activities in this segment are conducted by ORIX Life Insurance, a wholly-owned subsidiary of ORIX.

     Segment profits in the domestic life insurance business increased 9.7%, or Yen527 million, from fiscal 2000 to Yen5,982 million ($48 million) in fiscal 2001. Due to our shift in strategy from emphasizing volume to profitability, the weight of term, life-long insurance and other relatively profitable products has increased. The outstanding balance of segment assets increased 27.9%, or Yen118,551 million, from March 31, 2000 to Yen543,886 million ($4,390 million) as of March 31, 2001. The growth in segment assets reflected strong demand for our "ORIX Direct" policies.

     Marketable equity securities held in connection with our life insurance business decreased from Yen13,243 million as of March 31, 2000 to Yen7,167 million ($58 million) as of March 31, 2001.

     Other Domestic Business Segments

     Our other domestic business segments include:

     o    consumer loans by ORIX Credit Corporation and ORIX Club Corporation;

     o    security brokerage by ORIX Securities Corporation;

     o    commodities trading by ORIX Commodities Corporation; and

     o    venture capital operations conducted by ORIX Capital Corporation.

     This segment's results improved from segment loss of Yen1,036 million in fiscal 2000 to gain of Yen1,035 million ($8 million) in fiscal 2001. Other domestic business segments have increased due to the entry into new businesses such as the card loan business and futures investments. The outstanding balance of segment assets increased 17.6%, or Yen42,555 million, from March 31, 2000 to Yen284,835 million ($2,299 million) as of March 31, 2001.

Overseas Business Segments

     The Americas

     Our activities in the Americas include:

     o direct financing leases of transportation equipment and construction machinery;

     o    operating leases of real estate;

     o installment loans to customers in the industrial and real estate sectors;

     o    investment securities; and

     o    commercial mortgage servicing.

     We conduct our activities in the Americas mainly through ORIX USA Corporation, ORIX Financial Services, Inc. ORIX Real Estate Equities, Inc, and ORIX Real Estate Capital Markets LLC, our wholly-owned subsidiaries in the United States.

     Segment profit in the Americas decreased 52.6%, or Yen9,879 million, from fiscal 2000 to Yen8,896 million ($72 million) in fiscal 2001. Commercial mortgage-backed loan securitization operations continued to make a major contribution to performances in the Americas. However, the economic slowdown in the United States adversely affected demand for finance leasing of transportation construction and other equipment, and also gave rise to a large increase in provisions for doubtful receivables. In addition, a decline in market prices for certain debt securities in the United States resulted in a loss on the revaluation of such securities. The segment assets amounted to Yen804,118 million ($6,490 million) as of March 31, 2001, an increase of 16.3% or Yen112,715 million, from March 31, 2000 reflecting the influence of the depreciation of the yen.

     Asia and Oceania

     Our activities in Asia and Oceania include:

     o direct financing leases of information-related, industrial, commercial service and other equipment;

     o    operating leases of measuring and transportation equipment;

     o    housing and card loans to customers;

     o    installment loans to real estate and industrial customers; and

     o    investment securities.

     These activities are conducted in Asia and Oceania mainly through ORIX Asia Limited, ORIX Australia Corporation Limited, ORIX Leasing Malaysia and PT. ORIX Indonesia Finance.

     In Asia and Oceania, we recorded a Yen1,203 million ($10 million) segment profit during fiscal 2001, compared with a Yen3,371 million profit in fiscal 2000. Segment assets amounted to Yen402,707 million ($3,250 million) as of March 31, 2001, an increase of 9.0%, or Yen33,167 million, from March 31, 2000. The foreign exchange loss incurred as a result of the sharp depreciation of the Indonesian Rupiah contributed to a decline in segment earnings.

     Of segment assets, Yen325,364 million ($2,626 million) as of March 31, 2001 was invested in Asia. These assets included Yen171,484 ($1,384 million) of shipping loans secured by first mortgages. Substantially all non-shipping assets in Asia are denominated in local currencies.

     Europe

     Our activities in Europe include operating leases of transportation equipment, installment loans to industrial customers and investment securities. These activities are conducted in Europe mainly through ORIX Ireland Limited, ORIX Europe Limited and ORIX Aviation Systems Limited. Segment profit amounted to Yen716 million ($6 million) in fiscal 2001, an increase of Yen438 million, or 157.6%, from fiscal 2000. Earnings grew as a result of strong performance of investment in securities. Segment assets amounted to Yen158,646 million ($1,280 million) at March 31, 2001, a decrease of Yen962 million, or 0.6%, from March 31, 2000. Fewer new contracts caused a decline in outstanding balance.

  Year Ended March 31, 2000 Compared to Year Ended March 31, 1999

     Overview

     In fiscal 2000 net income improved despite a decrease in assets. As a result of primarily our securitization of lease assets mostly in Japan and the strength of the yen relative to the U.S. dollar operating assets decreased 0.2% from March 31, 1999, to Yen4,765 billion at March 31, 2000. Investment in direct financing leases, operating leases and other operating assets all decreased, while installment loans and investment in securities increased. Despite a decline in revenues from direct financing leases and investment in securities, our total revenues grew 3.8% from fiscal 1999 to fiscal 2000, to Yen616,513 million. The increase in revenues reflects principally strong growth in life insurance premiums and related investment income and income from our real estate development business and other operations included in other operating revenues as well as an increase in revenues from operating leases.

     Operating expenses increased slightly, as increases particularly in life insurance costs and other operating expenses were offset by reduction in some other categories. Interest expense decreased substantially in fiscal 2000, reflecting a reduction in the amount of our interest bearing liabilities and a reduction of borrowing rates as a result of expanding direct funding from the capital markets. Life insurance costs increased due primarily to the growth in policies in force. Provision for doubtful receivables and possible loan losses declined compared to fiscal 1999. Other operating expenses increased 21.5% from fiscal 1999 to fiscal 2000, as a result of construction expenses related to condominium sales. We recognized a write-down of securities in the amount of Yen12,297 million in fiscal 2000, reflecting our judgment that declines in prices for securities at the end of the period were other than temporary. Total expenses increased by 0.1%, to Yen563,627 million, from fiscal 1999 to fiscal 2000. While income before income taxes increased 90.5%, to Yen52,048 million, net income increased 19.6%, to Yen30,642 million, reflecting a substantial increase in the provision for deferred income taxes. The provision was unusually low for deferred income taxes in fiscal 1999 due to a drop in the corporate income tax rate in Japan effected in that fiscal year.

     The tables below contain some financial data for fiscal 1999 and 2000, as well as the amounts and percentages of the changes from fiscal 1999 to fiscal 2000.

                             Income Statement Data

                                      Year ended March 31,                   Change
                                 -----------------------------   ------------------------------
                                     1999            2000            Amount          Percent
                                 -------------   -------------   -------------    -------------
                                                       (Millions of yen)
Total revenues.................  Yen   593,941   Yen   616,513   Yen    22,572           3.8
 Direct financing leases.......        143,170         130,798         (12,372)         (8.6)

                                      Year ended March 31,                   Change
                                 -----------------------------   ------------------------------
                                     1999            2000            Amount          Percent
                                 -------------   -------------   -------------    -------------
                                                       (Millions of yen)
 Operating leases..............         92,407         100,503           8,096           8.8
 Interest on loans and
   investment securities.......        100,480          97,390          (3,090)         (3.1)
 Brokerage commissions and
   gains on investment
   securities..................          7,381          19,700          12,319         166.9
 Life insurance premiums and
   related investment income...        196,259         205,829           9,570           4.9
 Interest income on deposits...          6,695           3,884          (2,811)        (42.0)
 Other operating revenues......         47,549          58,409          10,860          22.8
Total expenses.................        562,899         563,627             728           0.1
                                 -------------   -------------   -------------
Operating income...............         31,042          52,886          21,844          70.4
Equity in net income (loss) of
   and gain (loss) on sales of
   affiliates..................         (3,727)           (838)          2,889            --
                                 -------------   -------------   -------------
Income before income taxes.....         27,315          52,048          24,733          90.5
Net income.....................         25,621          30,642           5,021          19.6

                                                   Balance Sheet Data

                                      Year ended March 31,                   Change
                                 -----------------------------   ------------------------------
                                     1999            2000            Amount          Percent
                                 -------------   -------------   -------------    -------------
                                                       (Millions of yen)
Investment in direct financing
   leases......................  Yen 1,952,842   Yen 1,744,953   Yen  (207,889)        (10.6)
Investment in operating leases.        411,156         397,576         (13,580)         (3.3)
Installment loans..............      1,761,887       1,791,439          29,552           1.7
Investment in securities.......        576,206         758,381         182,175          31.6
Other operating assets.........         73,345          72,472            (873)         (1.2)
                                 -------------   -------------   -------------
Operating assets...............      4,775,436       4,764,821         (10,615)         (0.2)
Allowance for doubtful
   receivables on direct
   financing leases and
   possible loan losses........       (132,606)       (136,939)         (4,333)           --
Other assets...................        704,806         713,660           8,854           1.3
                                 -------------   -------------   -------------
Total assets...................  Yen 5,347,636   Yen 5,341,542   Yen    (6,094)         (0.1)
                                 =============   =============   =============

     The table below contains the volume of new transactions for fiscal 1999 and 2000, as well as the amounts and percentages of change in these data from fiscal 1999 to fiscal 2000. Figures for new equipment acquisitions for direct financing leases and operating leases are based on purchase costs of the equipment.

                             Volume of New Assets

                                      Year ended March 31,                   Change
                                 -----------------------------   ----------------------------
                                     1999            2000            Amount         Percent
                                 -------------   -------------   -------------    -----------
                                                       (Millions of yen)
Direct financing leases:
   New equipment acquisitions..  Yen   913,221   Yen   905,898   Yen    (7,323)       (0.8)
Operating leases:
   New equipment acquisitions..         92,272         101,020           8,748         9.5
Installment loans: New loans
   added.......................        706,758         807,477         100,719        14.3
Investment in securities:
   New securities added........        302,035         333,249          31,214        10.3

     Total Revenues

     Our total revenues increased by 3.8%, or Yen 22,572 million, to Yen 616,513 million in fiscal 2000 compared to Yen593,941 million in fiscal 1999, reflecting principally an increase of Yen 12,319 million or 166.9%, in brokerage commissions and gains on investment securities, and an increase of Yen 10,860 million, or 22.8%, in other operating revenues.

     Direct Financing Leases

     Revenues from direct financing leases decreased by 8.6%, or Yen 12,372 million, from fiscal 1999 to Yen130,798 million in fiscal 2000.

     Revenues from direct financing leases decreased primarily due to the appreciation of yen, as well as a decline in the balance of investment in direct financing leases due to the securitization of leasing assets. The balance of such securitization of leasing assets as of March 31, 2000 was Yen353,944 million. This securitization reduced interest income. The average interest rates on domestic direct financing leases, calculated on the basis of quarterly balances, increased to 5.79% in fiscal 2000 from 5.56% in fiscal 1999 primarily due to merger and acquisition activities and the acquisition of operating assets. The average interest rates on overseas direct financing leases, calculated on the basis of quarterly balances, decreased to 9.67% in fiscal 2000 from 9.94% in fiscal 1999, reflecting a decrease in the amount of high-yield assets. While the balance of information-related and office equipment at March 31, 2000 was lower than the balance at March 31, 1999, the decrease is primarily attributable to securitizations.

     Securitization of direct financing leases during fiscal 2000 affected revenues from direct financing leases both because we recognized gains from securitizations and because securitization decreased interest income from securitized assets. Revenues from direct financing leases in fiscal 2000 included Yen8,591 million of gains from securitization of direct financing leases.

     The table below shows the balances as of the dates indicated of investment in direct financing leases by category of equipment, together with the amounts and percentages of the changes between period-ends.

                     Investment in Direct Financing Leases


                                          As of March 31,                    Change
                                 -----------------------------   ------------------------------
                                     1999            2000            Amount          Percent
                                 -------------   -------------   -------------    -------------
                                                       (Millions of yen)
Information-related and office
   equipment...................  Yen   493,298   Yen   373,281   Yen  (120,017)        (24.3)
Industrial equipment...........        444,261         394,581         (49,680)        (11.2)
Commercial services equipment..        224,080         194,809         (29,271)        (13.1)
Transportation equipment.......        414,093         398,521         (15,572)         (3.8)
Other..........................        377,110         383,761           6,651           1.8
                                 -------------   -------------   -------------
 Total.........................  Yen 1,952,842   Yen 1,744,953   Yen  (207,889)        (10.6)
                                 =============   =============   =============

     Investment in direct financing leases decreased by 10.6% from March 31, 1999 to March 31, 2000. New investment in leased equipment in fiscal 2000 amounted to Yen 905,898 million, a decrease of 0.8% from fiscal 1999. Although in fiscal 2000 we maintained a high level of origination of small-ticket leases for products like information-related and office equipment, investment in that category decreased by 24.3% due primarily to securitization. Investment in other category increased due to acquisitions of two domestic companies. The level of new lease contracts for industrial equipment remained strong, particularly in the United States. However, the depreciation of the local currency against the Japanese yen depressed the balance of investment expressed in yen.

     During fiscal 2000, we securitized Yen320,666 million principal balance of lease receivables, which were treated as off-balance sheet transactions. The balance of direct financing lease assets which were treated as off-balance sheet transactions amounted to Yen353,944 million as of March 31, 2000. The unpaid principal balance outstanding of securitized receivables is excluded from our consolidated balance sheets. See note 4 of the notes to the consolidated financial statements. In addition, we entered into other lease receivable securitization programs that are not accounted for as sales, and not therefore treated as off balance sheet assets. Under these securitization programs, we had long-term debt payables of Yen56,034 million under securitized lease receivables as of March 31, 2000.

     Operating Leases

     Revenues from operating leases increased by 8.8%, or Yen8,096 million, to Yen100,503 million from fiscal 1999 to fiscal 2000, despite a decrease in the balance of operating leases. Increased business from companies in information technology-related industries contributed to growth in the rental of measuring, analysis, and information-related equipments. In addition, the acquisition of new businesses increased revenues from operating leases. Although the investment in measuring equipment and personal computer accounted based on their book value decreased from 1999 to fiscal 2000 as the table below indicates, such investment recorded at purchase cost increased. See note 5 of the notes to consolidated financial statements. Gains from the disposition of operating lease assets included in revenues from operating leases were Yen4,144 million in fiscal 2000, compared to Yen2,356 million in fiscal 1999.

     The table below shows the balances as of the dates indicated of our investment in operating leases by category of equipment under lease, together with the amounts and percentages of the changes between period-ends.

                                        As of March 31,                      Change
                                 -----------------------------   ------------------------------
                                     1999            2000            Amount          Percent
                                 -------------   -------------   -------------    -------------
                                                       (Millions of yen)
Transportation equipment.......  Yen   181,886   Yen   159,548   Yen   (22,338)        (12.3)
Measuring equipment and
  personal computers...........         58,552          58,431            (121)         (0.2)
Real estate and other..........        170,718         179,597           8,879           5.2
                                 -------------   -------------   -------------
 Total.........................  Yen   411,156   Yen   397,576   Yen   (13,580)         (3.3)
                                 =============   =============   =============

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

                               Installment Loans

                                         As of March 31,                     Change
                                 -----------------------------   ------------------------------
                                     1999            2000            Amount          Percent
                                 -------------   -------------   -------------    -------------
                                                       (Millions of yen)
Domestic Consumer
 Housing loans.................  Yen   411,215   Yen   396,748   Yen   (14,467)         (3.5)
 Card loans....................        118,347         121,272           2,925           2.5
 Other.........................         43,663          56,461          12,798          29.3
                                 -------------   -------------   -------------
   Subtotal....................        573,225         574,481           1,256           0.2
Domestic Commercial
 Real estate related companies.        188,085         203,537          15,452           8.2
 Commercial and industrial
   companies...................        614,988         657,355          42,367           6.9
                                 -------------   -------------   -------------
     Subtotal..................        803,073         860,892          57,819           7.2
                                 -------------   -------------   -------------
Foreign commercial, industrial
   and other borrowers.........        368,661         337,754         (30,907)         (8.4)
Direct loan origination costs,
   net.........................         16,928          18,312           1,384           8.2
                                 -------------   -------------   -------------
     Total.....................  Yen 1,761,887   Yen 1,791,439   Yen    29,552           1.7
                                 =============   =============   =============

     The total balance of installment loans increased by 1.7%, to Yen1,791,439 million, from March 31, 1999 to March 31, 2000. Despite a rise in the balance of card loans and loans for margin stock trading included in other domestic consumer loans, the balance of our domestic loans to individuals slightly increased as the balance of housing loans decreased. Primarily reflecting factors such as the reluctance of Japanese banks to extend new loans, we increased new domestic loans to corporate customers. As a result, the net balance of our loans to corporate customers in Japan increased. The strengthening of the yen at the end of the fiscal year contributed to a 8.4% decrease in the balance of overseas installment loan assets.

     The balance of our investments in securities other than in connection with our life insurance operations increased from Yen245,041 million at March 31, 1999 to Yen341,236 million at March 31, 2000. Fixed income securities increased by Yen24,811 million, principally as a result of consolidation of ORIX Real Estate Capital Market's assets.

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

     At March 31, 2000, gross unrealized gains of available-for-sale securities, including those held in connection with our life insurance operations, were Yen88,934 million. Gross unrealized gains of equity securities increased by Yen51,624 million from fiscal 1999 to fiscal 2000 due to a rapid rise in prices of equity securities of information-technology companies in Japan. However, since March 31, 2000, such unrealized gains have significantly declined, due principally to a recent drop in prices of equity securities of Japanese information-technology companies.

     At March 31, 2000, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were Yen11,744 million.

     Life Insurance Premiums and Related Investment Income

     Reflecting the low level of domestic interest rate, life insurance premiums and related investment income slightly increased by Yen9,570 million, or 4.9%, in fiscal 2000 to Yen205,829 million. Life insurance premiums increased due primarily to continued growth in sales of our directly marketed insurance products, "ORIX Direct", which include single-premium endowment insurance. Single-premium endowment insurance requires up-front payment of premiums, which are included in income when received. Related investment income increased primarily because of the growth of the life insurance investment portfolio, with new investment consisting principally of Japanese corporate bonds.

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

     Total Expenses

     Total expenses increased by 0.1%, to Yen563,627 million, from fiscal 1999 to fiscal 2000. Interest expense decreased in fiscal 2000, reflecting the reduction in the amount of our short-term and long-term debts. Life insurance costs increased 3.7% due to the growth in policies in force. Life insurance costs consist of accrual of policy liabilities and operating expenses. We made a smaller provision for doubtful receivables and possible loan losses compared to fiscal 1999 because the deterioration in collateral values in fiscal 2000 was significantly less than in fiscal 1999. Other operating expenses increased 21.5% from fiscal 1999 to fiscal 2000, reflecting an increase in condominium sales. We recognized a write-down of securities in the amount of Yen12,297 million in fiscal 2000.

     Interest Expense

     Interest expense was Yen115,038 million in fiscal 2000, a decrease of 18.3% from fiscal 1999. The decrease in interest expense principally reflects a decline in the balance of debt, reflecting a decrease of the balance of operating assets through such measures as securitization of lease assets. Another principal factor behind is our proactive policy to diversify our funding operations and reduce funding costs through the increased use of direct funding methods, such as the issuance of shares, bonds, commercial paper, and medium-term notes. This increased the ratio of our funding directly from capital markets from 48.9% at March 31, 1999 to 56.8% at March 31, 2000. See "- Funding and Liquidity-Diversification of Funding Sources." While notes issued under medium-term notes program increased by Yen 75,642 million from Yen252,579 million at March 31, 1999 to Yen 328,221 million at March 31, 2000, commercial paper decreased from Yen1,013,401 million at March 31, 1999 to Yen977,436 million at March 31, 2000, and long-term asset backed securities decreased from Yen194,243 million at March 31, 1999 to Yen56,034 million at March 31, 2000. Our interest expense related to these capital markets fundings was significantly lower than traditional bank borrowing. The average interest rates on our domestic short-term and long-term debt, calculated on the basis of quarterly balances, decreased from 2.15% in fiscal 1999 to 1.81% in fiscal 2000. The average interest rates on our short-term and long-term overseas debt, calculated on the basis of quarterly balances, decreased from 6.89% in fiscal 1999 to 6.39% in fiscal 2000.

     Depreciation on Operating Leases

     Depreciation on operating leases increased to Yen60,750 million in fiscal 2000, an increase of 5.8% from the level in fiscal 1999. This increase principally reflects an increase in new investment in operating leases.

     Life Insurance Costs

     Life insurance costs increased by Yen6,889 million, or 3.7 %, to Yen193,664 million from fiscal 1999 to fiscal 2000. The growth in life insurance costs reflected primarily the growth in policies in force.

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

     Other Operating Expenses

     Other operating expenses principally comprise the cost of sales for condominium marketing operations. Reflecting an increase in condominium sales, other operating expenses increased 21.5%, to Yen38,302 million, in fiscal 2000.

     Selling, General and Administrative Expenses

     Approximately half of our selling, general and administrative expenses consist of wages and other labor-related costs, while the remaining half consists principally of general overhead expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2000 were Yen90,961 million, an increase of 10.4% from fiscal 1999. This increase in expenses primarily reflects expenses relating to an increase in the number of consolidated companies, and an increase in the number of our employees.

     Provision for Doubtful Receivables and Possible Loan Losses

     We make provisions for doubtful receivables and possible loan losses for direct financing leases and installment loans. Provision for doubtful receivables and possible loan losses in fiscal 2000 was Yen45,573 million, a decrease of 12.1% from the corresponding amount in fiscal 1999.

     The table below shows the calculation of the provision for doubtful receivables and possible loan losses for fiscal 1999 and fiscal 2000. The "Other" category includes foreign currency translation adjustments and the effect of an acquisition.

                                      Year ended March 31,
                                 -----------------------------
                                     1999             2000
                                 -------------   -------------
                                       (Millions of yen)
Beginning balance..............  Yen   145,741   Yen   132,606
 Provisions charged to income..         51,845          45,573
 Charge-offs (net):
   Gross charge-offs...........        (70,705)        (37,697)
   Recoveries..................            399             354
                                 -------------   -------------
   Charge-offs (net)...........        (70,306)        (37,343)
   Other.......................          5,326          (3,897)
                                 -------------   -------------
Ending balance.................  Yen   132,606   Yen   136,939
                                 =============   =============

     A breakdown of the allowance for doubtful receivables and possible loan losses as of March 31, 2000 is shown below. The "Other" category includes foreign currency translation adjustments and the effect of an acquisition.

   Allowance for Doubtful Receivables on Direct Financing Leases and Possible
                                  Loan Losses

                                                  Year ended March 31, 2000
                                 --------------------------------------------------------------
                                                     Installment Loans
                                                 -----------------------------
                                    Direct                           FASB
                                   Financing                       Statement
                                     Leases         General         No. 114           Total
                                 -------------   -------------   -------------    -------------
                                                      (Millions of yen)
Beginning balance..............  Yen    23,867   Yen    46,630   Yen    62,109    Yen   132,606
                                 -------------   -------------   -------------    -------------
 Provisions charged to income..         20,646          18,314           6,613           45,573
 Charge-offs (net).............         (7,108)        (13,907)        (16,328)         (37,343)
 Other.........................         (1,622)         (1,672)           (603)          (3,897)
                                 -------------   -------------   -------------    -------------
Ending balance.................  Yen    35,783   Yen    49,365   Yen    51,791    Yen   136,939
                                 =============   =============   =============    =============

     In fiscal 2000, provisions charged to income were Yen45,573 million and direct financing leases and loans totaling Yen37,343 million were written off. As of March 31, 2000, the allowance was Yen136,939 million. The ratio of this figure to the balance of investment in direct financing leases and installment loans was 3.9% as of March 31, 2000, compared to 3.6% as of March 31, 1999.

     The recorded investment in loans considered impaired under the definition contained in FASB Statement 114 was Yen130,226 million as of March 31, 1999 and Yen125,921 million as of March 31, 2000. The principal reason for the decline was a charge-off of impaired loans in the amount of Yen16,328 million. We determined that a valuation allowance was required for impaired loans which had outstanding balances of Yen114,525 million as of March 31, 1999 and Yen83,408 million as of March 31, 2000. We recorded a valuation allowance, which is the required valuation allowance less the value of the collateral from impaired loans, calculated under FASB Statement 114, in the amount of Yen62,109 million as of March 31, 1999 and Yen51,791 million as of March 31, 2000. FASB Statement 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Some loans, such as large groups of smaller-balance homogeneous loans (e.g., individual housing loans), and lease receivables are exempt from the provisions of FASB Statement 114. However, provisions for these loans and lease receivables are reflected in the general provisions under installment loans and investment in direct financing leases.

     The average recorded investments in impaired loans were Yen170,838 million for fiscal 1999 and Yen128,658 million for fiscal 2000. We recognized interest income on impaired loans of Yen1,577 million for fiscal 1999 and Yen1,429 million for fiscal 2000.

     Write-downs of long-lived assets

     During fiscal 2000, in accordance with FASB Statement 121, we wrote down Yen7,881 million for some real estate development projects included in "investment in operating leases" and "advances" in the consolidated balance sheets. These write-downs were previously included in provision for doubtful receivables and possible loan losses in the consolidated statements of income and subsequently charged-off from allowance for doubtful receivables on direct financing leases and possible loan losses in the consolidated balance sheets. However, for fiscal 2000, these write-downs are not included in provision for doubtful receivables and possible loan losses but in "write-downs of long-lived assets" in the consolidated statement of income. See "--Policies relating to Non-performing Assets and Charge-offs".

     Write-downs of Securities

     In fiscal 2000, we charged Yen12,297 million to income for declines in market value classified as other than temporary. Most of this charge relates to debt securities. In fiscal 1999, we charged Yen11,077 million to income for declines in market value classified as other than temporary.

     Foreign Currency Transaction Loss (Gain), Net

     We recognized a foreign currency transaction gain in the amount of Yen839 million in fiscal 2000, compared to a loss of Yen390 million in fiscal 1999. This gain principally resulted from the fluctuation of the Indonesian rupiah against the U.S. dollar, as one of our subsidiaries procured a portion of its funding through dollar-denominated loans. The rupiah appreciated to a comparable degree in fiscal 1999.

     Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates

     Equity in net income (loss) of and gain (loss) on sales of affiliates in fiscal 2000 was a loss of Yen838 million compared to a loss of Yen3,727 million in fiscal 1999. The loss in fiscal 2000 was significantly lower than the loss in fiscal 1999 because we completely wrote down our investment in Korea Development Leasing Corporation in fiscal 1999. See note 9 of the notes to the consolidated financial statements. The loss in fiscal 2000 principally reflect:

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

     At March 31, 2000, the investment in affiliates accounted for by the equity method located in Asia (other than Japan and Oceania) decreased to Yen 11,201 million compared to Yen11,576 million as of March 31, 1999.

     Provision for Income Taxes

     Provision for income taxes in fiscal 2000 was Yen21,406 million, substantially above the provision of Yen1,694 million in fiscal 1999. The increase of Yen19,712 million was primarily due to the remeasurement of deferred tax liabilities in fiscal 1999, as a result of the reduction of normal Japanese tax rates from approximately 48% to 42%, effective from April 1, 1999.

     Net Income

     Operating income was Yen52,886 million, substantially above the operating income of Yen31,042 in fiscal 1999. Income before income taxes increased by 90.5% to Yen52,048 million. Net income increased 19.6%, to Yen30,642 million, from fiscal 1999 to fiscal 2000. Basic and diluted income per share in fiscal 2000 were Yen385 and Yen377 respectively, compared to Yen330 and Yen330 in fiscal 1999.

     Cash Flows

     Net cash provided by operating activities increased by Yen31,877 million, or 11.1%, from fiscal 1999 to fiscal 2000, to a total of Yen318,631 million. This increase is substantially due to our life insurance operations where most of the premiums are received in cash, while the largest related expense, policy benefit payments, requires cash outlays that are spread over a number of years. These increased cash inflows were partially offset by a decrease in revenues from direct financing.

     Net cash used in investing activities was Yen292,858 million in fiscal 2000, compared to Yen26,046 million in fiscal 1999. The principal reasons for the change in fiscal 2000 include a significant decline in the amount of principal payments received under direct financing leases and a sizable increase in installment loans to customers in fiscal 2000.

     Net cash used in financing activities was Yen6,053 million in fiscal 2000, compared to net cash used in financing activities of Yen269,472 million in fiscal 1999. In October 1999, ORIX issued Yen41,346 million shares of common stock and Yen40 billion in yen denominated convertible notes.

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

                                              Year ended March 31,                    Change
                                 -----------------------------   ------------------------------
                                      1999            2000           Amount          Percent
                                 -------------   -------------   -------------    -------------
                                                      (Millions of yen)
Domestic Business Segments
 Corporate finance.............  Yen   122,629   Yen   121,415   Yen    (1,214)         (1.0)
 Equipment operating leases....         51,000          53,000           2,000           3.9
 Real estate-related finance...         17,731          17,294            (437)         (2.5)
 Real estate...................         39,088          44,873           5,785          14.8
 Life insurance................        195,484         204,746           9,262           4.7
 Other.........................         22,684          30,882           8,198          36.1
                                 -------------   -------------   -------------
   Subtotal....................        448,616         472,210          23,594           5.3
                                 -------------   -------------   -------------
Overseas Business Segments
 The Americas..................         68,821          74,525           5,704           8.3
 Asia and Oceania..............         51,220          49,739          (1,481)         (2.9)
 Europe........................         23,811          18,260          (5,551)        (23.3)
                                 -------------   -------------   -------------
   Subtotal....................        143,852         142,524          (1,328)         (0.9)
                                 -------------   -------------   -------------
   Total.......................        592,468         614,734          22,266           3.8
Adjustments....................          1,473           1,779             306          20.8
                                 -------------   -------------   -------------
   Total consolidated revenues.  Yen   593,941   Yen   616,513   Yen    22,572           3.8
                                 =============   =============   =============

     The table below shows the amount of our profits by business segment for fiscal 1999 and 2000, as well as the amounts and percentages of the changes from fiscal 1999 to fiscal 2000.

                                          Year ended March 31,               Change
                                 -----------------------------   ------------------------------
                                    1999              2000           Amount          Percent
                                 -------------   -------------   -------------    -------------
                                                       (Millions of yen)

Domestic Business Segments
 Corporate finance.............  Yen    35,240   Yen    40,918   Yen     5,678          16.1
 Equipment operating leases....          6,923           7,823             900          13.0
 Real estate-related finance...        (11,013)         (3,415)          7,598            --
 Real estate...................         (2,236)         (8,241)         (6,005)           --
 Life insurance................          3,813           5,455           1,642          43.1
 Other.........................         (4,266)         (1,036)          3,230            --
                                 -------------   -------------   -------------
   Subtotal....................         28,461          41,504          13,043          45.8
                                 -------------   -------------   -------------
Overseas Business Segments
 The Americas..................         20,590          18,775          (1,815)         (8.8)
 Asia and Oceania..............        (11,729)          3,371          15,100            --
 Europe........................            264             278              14           5.3
                                 -------------   -------------   -------------
   Subtotal....................          9,125          22,424          13,299         145.7
                                 -------------   -------------   -------------
   Total.......................         37,586          63,928          26,342          70.1
                                 -------------   -------------   -------------
Adjustments....................        (10,271)        (11,880)         (1,609)           --
                                 -------------   -------------   -------------
   Total consolidated income
     before income taxes.......  Yen    27,315   Yen    52,048   Yen    24,733          90.5
                                 =============   =============   =============

     The table below shows the amount of our assets by business segment for fiscal 1999 and 2000, as well as the amounts and percentages of the changes from fiscal 1999 to fiscal 2000.

                                         As of March 31,                     Change
                                 -----------------------------   ------------------------------
                                     1999             2000           Amount          Percent
                                 -------------   -------------   -------------    -------------
                                                                        (Millions of yen)
Domestic Business Segments
 Corporate finance.............  Yen 2,046,516   Yen 1,968,590   Yen   (77,926)        (3.8)
 Equipment operating leases....        109,772         113,389           3,617          3.3
 Real estate-related finance...        573,767         597,274          23,507          4.1
 Real estate...................        273,504         276,494           2,990          1.1
 Life insurance................        334,836         425,335          90,499         27.0
 Other.........................        248,872         242,280          (6,592)        (2.6)
                                 -------------   -------------   -------------
   Subtotal....................      3,587,267       3,623,362          36,095          1.0
                                 -------------   -------------   -------------
Overseas Business Segments
 The Americas..................        634,101         691,403          57,302          9.0
 Asia and Oceania..............        440,872         369,540         (71,332)       (16.2)
 Europe........................        178,559         159,608         (18,951)       (10.6)
                                 -------------   -------------   -------------
   Subtotal....................      1,253,532       1,220,551         (32,981)        (2.6)
                                 -------------   -------------   -------------
   Total.......................      4,840,799       4,843,913           3,114          0.1
                                 -------------   -------------   -------------
Adjustments....................        (65,363)        (79,092)        (13,729)          --
                                 -------------   -------------   -------------
   Total consolidated
     operating assets..........  Yen 4,775,436   Yen 4,764,821   Yen   (10,615)        (0.2)
                                 =============   =============   =============

Domestic Business Segments

     Corporate Finance

     In this business segment, segment profit increased 16.1%, or Yen5,678 million, from fiscal 1999 to Yen40,918 million in fiscal 2000. The balance of segment assets declined 3.8%, or Yen77,926 million, from March 31, 1999 to Yen1,968.6 billion, as of March 31, 2000.

     The increase in segment profits principally reflect decreases in the provision for doubtful receivables and possible loan losses in this segment and in interest expense.

     The balance of domestic direct financing leases declined, reflecting the securitization of Yen263,523 million in direct finance lease assets. The decline in the balance of domestic direct financing leases also reflects a lower level of new contract execution. In most areas of direct financing leases we restrained asset growth in light of adverse economic conditions. However, we substantially increased the number of automobiles under lease in Japan by 20,000.

     The balance of domestic loans included in our corporate finance segment increased. While Japanese banks were constrained from extending new loans due to capital adequacy considerations, we increased lending to commercial and industrial companies.

     Equipment Operating Leases

     In fiscal 2000, we recorded Yen7,823 million of profit in this segment. This represents an increase of 13.0% from segment profit of Yen6,923 million in fiscal 1999. The balance of segment assets increased by 3.3%, or Yen3,617 million, from March 31, 1999 to Yen113,389 million as of March 31, 2000. In measuring equipment, office automation equipment and personal computer rental operations, we broadened and diversified the range of products we handle and increased technical support. Due to the strength of domestic investment in the information technology industry, segment profitability improved.

     Real Estate-Related Finance

     In fiscal 2000, segment loss amounted to Yen3,415 million, compared to a loss of Yen11,013 million in fiscal 1999. Real estate-related finance assets increased 4.1%, or Yen23,507 million, from March 31, 1999 to Yen597,274 million as of March 31, 2000. During both fiscal years, we made a provision for possible loan losses on a large amount of non-performing loans to corporate customers created during Japan's bubble economy period. However, the provision for fiscal 2000 was significantly lower than the amount for fiscal 1999 because the deterioration in collateral values in fiscal 2000 was significantly less than in fiscal 1999.

     Real Estate

     In fiscal 2000, segment loss was Yen8,241million, compared to a loss of Yen2,236 million in fiscal 1999. This was principally due to write-downs of long lived real estate assets in accordance with SFAS 121, which offset the increased sales of a series of condominiums, named "Sanctus". For write-downs of long lived real estate, see "--Write-downs of long lived assets". The balance of real estate assets increased 1.1%, or Yen2,990 million, from March 31, 1999 to Yen276,494 million as of March 31, 2000.

     Life Insurance Business

     Segment profits in the domestic life insurance business increased 43.1%, or Yen1,642 million, from fiscal 1999 to Yen5,455 million in fiscal 2000. While "ORIX Direct" life insurance policies for individuals grew significantly in fiscal 2000, pricing advantageous to our customers constrained our margins on these policies. In addition, in common with other Japanese insurance companies, older policies issued by ORIX Life Insurance realized lower investment income than committed rates of return on the policies. Finally, net gain on sale of securities increased in fiscal 2000 as losses on sale of equity securities offset part of the gain on bond sales by ORIX Life Insurance. The outstanding balance of segment assets increased 27.0%, or Yen90,499 million, from March 31, 1999 to Yen425,335 million as of March 31, 2000. The growth in segment assets reflected strong demand for our "ORIX Direct" policies.

     Marketable equity securities held in connection with our life insurance business increased from Yen8,783 million as of March 31, 1999 to Yen13,243 million as of March 31, 2000.

     Other Domestic Business Segments

     The strength of the Japanese stock market supported growth in brokerage commissions of ORIX Securities as well as the gains of ORIX Capital Corporation on its sales of securities. Reflecting these factors as well as gains on the sale of affiliates recognized in fiscal 1999, the segment's results improved from segment loss of Yen4,266 million in fiscal 1999 to loss of Yen1,036 million in fiscal 2000. The outstanding balance of segment assets decreased 2.6%, or Yen6,592 million from March 31, 1999 to Yen242,280 million as of March 31, 2000.

Overseas Business Segments

     The Americas

     Segment profit in the Americas declined 8.8%, or Yen1,815 million, from fiscal 1999 to Yen18,775 million in fiscal 2000. ORIX Real Estate Capital Markets contributed significantly to segment profit, which was offset by reduced profits at ORIX Commercial Alliance and a decrease in gains on the sale of equity securities in affiliates. In addition reflecting the effects of the appreciation of the yen, segment profit was slightly lower than in fiscal 1999. The segment assets amounted to Yen691,403 million as of March 31, 2000, up 9.0% or Yen57,302 million from March 31, 1999.

     Asia and Oceania.

     In Asia and Oceania, we recorded a Yen3,371 million segment profit during fiscal 2000, compared with Yen11,729 million loss in fiscal 1999. Segment assets amounted to Yen369,540 million as of March 31, 2000, down 16.2% or Yen71,332 million from March 31, 1999. Economic conditions in Asia and Oceania are recovering from the stagnation of recent years. Under these circumstances, we focused on preventing an expansion of losses and made a highly selective approach to new investment.

     Of segment assets, Yen271,673 million as of March 31, 2000 was invested in Asia. These assets included Yen151,996 million of shipping loans secured by first mortgages. Substantially all non-shipping assets in Asia are denominated in local currencies.

     Europe

     Reflecting considerable improvement in the profitability of our aircraft operating lease business, segment profit in Europe rose to Yen278 million. Mainly due to the sale of one aircraft, segment assets amounted to Yen159,608 million at March 31, 2000, down 10.6% from March 31, 1999.

Funding and Liquidity

     We continually require funds for working capital and to grow our business. We manage our funding and liquidity by monitoring the relative maturities of assets and liabilities and by borrowing funds, primarily in the Japanese financial and capital markets but also in significant amounts overseas. Funds raised are used to fund asset growth and to meet debt obligations and other commitments, on a timely and cost-effective basis. We place a priority on the ready and rapid access to funding in order to be able to respond rapidly to client and transactional requirements. By monitoring cash flow requirements from sales and marketing activities, and the funding supply and demand balance, we seek to ensure timely and ample access to funding. Our primary sources of funding are borrowings from commercial banks and other institutional lenders, commercial paper, medium term notes, straight bonds, asset-backed securitizations and other term debt.

     Diversification of Funding Sources

     We are improving our funding costs and diversifying our funding sources by taking advantage of the opportunities afforded by financial deregulation and the development of new financial markets in Japan. We have increased the share of our direct funding from the capital markets through debt offerings and reduced our reliance on borrowings from banks in recent periods. The balance of capital market instruments as a percentage of our total debt has increased from 48.9% at March 31, 1999 to 56.8% at March 31, 2000 and maintained the high level of 56.7% at March 31, 2001.

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

     Prior to the establishment of the current regulatory regime for asset-backed securities, we issued Japan's first asset-backed securities of leasing assets in January 1992. Then, in June 1992, Japan took a significant deregulatory step in enacting the so-called Business Asset Securitization Law, which came into effect in June 1993 and facilitated the securitization of leasing and installment sale assets. Since the Act was revised to allow asset backed commercial paper to be issued in the domestic market in 1996 we have issued asset-backed commercial paper, backed by lease receivables.

     As of March 31, 2001, our outstanding balance of unsecured bonds was Yen795,500 million ($6,421 million).

     We have also sought to diversify our funding sources by developing overall financial relationships with a number of banks overseas and through securities issuances overseas, principally to fund overseas operations. Since 1992, we have established several euro medium term note programs for various ORIX entities. These programs have been integrated into one multi-issuer program which includes as issuers ORIX and a number of its overseas subsidiaries. This multi-issuer program has a limit of US$3 billion, and allows these ORIX entities direct access to capital markets. The issuance of notes is determined by the funding requirements of the overseas subsidiaries and is controlled by ORIX's Treasury Department. ORIX Financial Services has also issued medium term notes under a separate program within the United States and Canada. As of March 31, 2001, the balance of notes issued under these medium term note programs stood at Yen349,378 million ($2,820 million).

     Short-Term Debt

     In order to promote stability in borrowings, the Company shifted its debt from short term to long term. The balance of our short-term debt at March 31, 2001 was Yen1,562,072 million ($12,608 million), representing 40.1% of total debt at March 31, 2001, compared to the level of 49.6% at March 31, 2000. The balance of short-term debt decreased by Yen350,689 million or 18.3%, from March 31, 2000 to March 31, 2001. Commercial paper decreased by Yen62,825 million, or 6.4%, reflecting the decrease of commercial paper issued overseas. Other short-term debt, consisted principally of borrowings from commercial banks, decreased by Yen287,864 million or 30.8%, from March 31, 2000 to March 31, 2001.

     Long-Term Debt

     Long-term debt at March 31, 2001 was Yen2,330,159 million ($18,807 million), representing 59.9% of total debt, compared to the level of 50.4% at March 31, 2000. The balance of long-term debt increased by Yen387,375 million, or 19.9%, from March 31, 2000 to March 31, 2001. Most of this long-term debt consisted of borrowings from Japanese banks as well as insurance companies and other institutional lenders in Japan. Long-term debt also included borrowings from foreign institutional lenders, unsecured bonds of Yen795,500 million ($6,421 million) and medium-term notes of Yen349,378 million ($2,820 million). The balance of asset-backed securities was Yen72,210 million ($583 million) at March 31, 2001.

     The maturity profile of long-term borrowings at March 31, 2001 is described in Item 11.

     Some bank loan agreements provide that we are required to obtain consent of the lenders before effecting any merger or any increase or decrease of our capital, issuing any bonds or selling or transferring any part of our business. As is typical in the Japanese market, loan agreements relating to short-term and long-term debt from Japanese banks and some insurance companies provide that we may be required to pledge our assets as collateral against these borrowings upon request by our lenders if it is reasonably necessary for them to secure their claims. To date, we have not received any requests of this kind from the lenders. In addition, our debt agreements with some banks provide that these banks have the right to offset cash deposited against any short-term or long-term debt that becomes due, and in case of default and some other specified events, against all other debt payable to the bank. Whether these provisions can be enforced will depend upon the factual circumstances. As of March 31, 2001, we paid interest at fixed rates on approximately 61.6% of our long-term debt. The rest of our long-term debt incurred interest at floating rates, principally based on LIBOR.

     We have entered into various types of interest rate contracts in managing our interest rate risk. Under interest rate swap agreements, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount. Interest rate swaps with notional principal amounts of Yen626,380 million ($5,056 million) at March 31, 2001 were designated as hedges against outstanding debt and were principally used to effectively convert the interest rate on variable rate debt to a fixed rate. This sets our fixed rate term debt borrowing cost over the life of the swap and reduces our exposure to rising interest rates but reduces our benefits from lower interest rates.

     We have also entered into foreign exchange forward contracts and foreign currency swap agreements in managing foreign exchange risk. Foreign exchange forward contracts and foreign currency swap agreements are agreements between two parties to purchase and sell a foreign currency for a price specified at the contract date, with delivery and settlement in the future. At March 31, 2001, we use foreign exchange forward contracts and foreign currency swap agreements with notional principal amounts of Yen497,434 million ($4,015 million) which were principally used to hedge the risk of change in foreign currency exchange rates associated with long-term debt denominated in foreign currencies other than functional currencies.

     Credit Facilities

     In common with most other Japanese corporations, we did not maintain a substantial amount of committed bank credit lines in the past, because Japan's Interest Rate Restriction Law, which imposes interest rate ceilings ranging from 15% to 20% per annum, effectively limited our ability to obtain these facilities. Under the Interest Rate Restriction Law, commitment fees payable to banks in connection with committed credit facilities constituted "interest". If there was no, or only a small, balance drawn under committed credit facilities, this "interest" could not exceed the amount permitted under the Interest Rate Restriction Law. This made it difficult for banks to provide committed credit facilities. In March 1999, new legislation eliminated these restrictions imposed by the Interest Rate Restriction Law. In fiscal 2000, we obtained short-term committed credit lines of Yen294,500 million in Japan to enhance liquidity. During fiscal 2001, we established a Yen74,560 million ($602 million) multicurrency global line of credit for ORIX and our principal overseas subsidiaries. Total committed lines for ORIX and its subsidiaries were Yen549,525 million and Yen795,489 million ($6,420 million) at March 31, 2000 and 2001, respectively, and of these lines, Yen509,379 million and Yen726,888 million ($5,867 million) were available at March 31, 2000 and 2001, respectively. These committed facilities are subject to financial and other covenants and conditions to drawdown.

     We and other Japanese companies traditionally relied for liquidity upon relationships with institutional lenders, particularly Japanese commercial banks. In order to reduce funding costs and improve diversification of funding sources, we have been cultivating borrowing relationships with a variety of institutional lenders in Japan and with a number of banks overseas, and increasing our capital markets funding both domestically and overseas. Our new capital raising operations overseas are used principally to fund our overseas operations. As a result of our efforts, the balance of capital market instruments as a percentage of our total debt and deposits has increased from 48.9% at March 31, 1999 to 56.8% at March 31, 2000 and maintained the high level of 56.7% at March 31, 2001.

     Commitments for Capital Expenditures

     As mentioned above, we have a commitment line of Yen726,888 million ($5,867 million) that we may use as of March 30, 2001. This amount, however, is only to be used specifically to complement liquidity, and not to be used for the purchase of any assets or specific corporate entities.

Research and Development

     The amount we spent during each of the last three fiscal years on research and development activities is not material.

Recent Developments

     Economic Conditions

     Deregulation in Japan has resulted in a much more dynamic market environment that is expected to bring on an era of major changes in our principal businesses. We are in an age of accelerating structural economic change due to, in particular, deregulation and the revolution in information technology. While striving to create new value in order to contribute to society in this environment, we are pursuing high profits and growth as we continuously aim to raise shareholder value by enhancing the ORIX brand, improving management efficiency and strengthening our financial position. We also continue to endeavor at raising our business profitability in order to sustain our superior position in the financial services industry.

     While economic conditions in Japan are expected to remain sluggish in the first half of the fiscal year ending March 31, 2002, in the second half corporate profits are expected to recover moderately as the effect of easier monetary policy makes its way through the economy and as external demand recovers. The United States' economy is also expected to continue to slowdown in the first half, but recover in the second half against the background of lower interest rates and a growth-oriented fiscal policy. We will seek to respond with speed and flexibility to this changing business environment by focusing greater attention on the review of its business strategies and reform of management structures to raise profitability.

     New accounting pronouncement

     On April 1, 2001, we adopted FASB Statement No.133 ("Accounting for Derivative Instruments and Hedging Activities"), as amended by FASB Statement No.137 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities - Deferral of the Effective Date of FASB Statement No.133") and FASB Statement No.138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No.133") (Collectively "the Statement"). The Statement changed the accounting treatment of derivative contracts as well as certain derivative -like instruments embedded in other contracts. It requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be designated as a hedge. The accounting treatment for changes in the fair value of derivatives depends on the character of the transaction.

     For a fair value hedge, in which derivatives hedge the exposure to changes in the fair value of fixed rate assets and liabilities, changes in the fair value of derivatives will be reflected in current earnings along with changes in the fair value of the related hedged item that is attributed to the hedged risk.

     For a cash flow hedge, in which derivatives hedge the variability of cash flows related to floating rate assets, liabilities or forecasted transactions, the accounting treatment will depend on the effectiveness of the hedge. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value will not be included in current earnings but will be reported as other comprehensive income. It is reclassified into earnings in the period when earnings are also affected by the variability of the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values will be immediately included in current earnings.

     Non-trading derivatives that do not qualify as hedge under the new rules will be carried at fair value with changes in value included in current earnings.

     In order to adopt the Statement, the initial revaluation of these derivatives are required to be recorded as cumulative effects of a change in accounting principle, either in net income if the hedging relationship could have been considered a faire value type hedge prior to adoption or in other comprehensive income if the hedging relationship could have been considered a cash flow type hedge prior to adoption. The cumulative effect of this accounting change as of April 1, 2001, was approximately Yen9 billion ($73 million) unfavorable to other comprehensive income, and was not significant to earnings.

     In September 2000, FASB Statement No. 140 ("Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No.125") was issued. It revises the standard for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of FASB Statement No. 125's provisions without reconsideration. We adopted the disclosure provisions related to the securitization of financial assets on March 31, 2001. All transactions entered into after March 31, 2001 will be accounted for in accordance with FASB Statement No.140. Management anticipates this adoption will not have a significant effect on our operations or financial position.

Item 6.   Directors, Senior Management and Employees

Board of Directors

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

     The Directors and Corporate Auditors of ORIX as of June 28, 2001 are as follows:

                                                                                                              Shareholdings
                                                                                              Year First      as of March 31,
         Name                                          Title                                  Appointed            2001
----------------------    ----------------------------------------------------------------    ----------      ----------------
                                                                                                                 (Thousands)
Yoshihiko Miyauchi....    Chairman and Chief Executive Officer, Representative
                          Director                                                               1970                39
Yasuhiko Fujiki.......    President and Chief Operating Officer, Representative
                          Director                                                               1994                 5
Yoshiaki Ishida.......    Vice Chairman, Representative Director                                 1990                 2

                                                                                                              Shareholdings
                                                                                              Year First      as of March 31,
         Name                                          Title                                  Appointed            2001
----------------------    ----------------------------------------------------------------    ----------      ----------------
                                                                                                                 (Thousands)
Shunsuke Takeda.......    Deputy President, Director                                             1993                 2
Katsuo Kawanaka.......    Director                                                               1992                 6
Takeshi Sato..........    Director                                                               1997                 7
Hiroaki Nishina.......    Director                                                               1993                 2
Tatsuya Tamura........    Director; Representative Director and Chairman, A.T.
                          Kearney K. K.; Director (Non executive), The Suruga Bank,
                          Ltd.                                                                   1999
Akira Miyahara........    Director; Vice Chairman of the Board, Fuji Xerox Co., Ltd.             1999
Hiroshi Nakamura......    Standing Corporate Auditor                                             2000                 1
Masaaki Yamamoto......    Standing Corporate Auditor                                             2001                 1
Hirotaka Takeuchi.....    Corporate Auditor; Dean, Hitotsubashi University, Graduate
                          School of International Corporate Strategy                             2000
Hiroko Ota............    Corporate Auditor; Professor, National Graduate Institute for
                          Policy Studies                                                         2001

     Mr. Yoshinori Yokoyama, a director of McKinsey & Company, Inc., serves as an advisor to the Board of Directors. Except for Mr. Tamura and Mr. Miyahara, all of our directors are engaged in our business on a full-time basis.

Yoshihiko Miyauchi
Representative Director
Chairman and Chief Executive Officer

     Yoshihiko Miyauchi began his career at Nichimen & Co., Ltd. in 1960 and worked there four years before entering ORIX Corporation (then Orient Leasing Co., Ltd.) as one of the founding 13 members in 1964. Mr. Miyauchi became a Director in 1970 and was appointed President and CEO in 1980, a position he held until he assumed his present role as Chairman and CEO in April 2000. In his term as CEO, Mr. Miyauchi has overseen the development of ORIX into a diversified financial services company that has continued to be on the forefront of innovation.

     Mr. Miyauchi is a strong proponent of deregulation and serves as the President of the Japanese government's Council for Regulatory Reform. His other affiliations include: Chairman, Japan Leasing Association; Vice Chairman, Keizaidoyukai (Japan Association of Corporate Executives); and Councilor, Keidanren (Japan Federation of Economic Organizations). He also has directorships on the boards of Fuji Xerox Corporation, AOZORA BANK, Ltd. and Mercian Corporation.

     Mr. Miyauchi was born in September 1935 and graduated with a BA from the School of Business Administration of Kwansei Gakuin University in 1958 followed by an MBA from the University of Washington in the USA in 1960.

Yasuhiko Fujiki
Representative Director
President and Chief Operating Officer

     Yasuhiko Fujiki joined Nikko Securities Co., Ltd. in 1968, before moving to Mitsubishi Development Co., Ltd. in 1971 then to ORIX in 1976. Following appointments as General Manager of the Real Estate Sales Department, Credit Department and General Affairs Department, Mr. Fujiki was appointed Director in Charge of General Affairs in 1994. In 1997, he became Principal and Director in Charge of the Office of the Assistant to the President and Director in Charge of the Personal Financial Services (PFS) Department. In 1999 Mr. Fujiki became Corporate Senior Vice President and was named Chief Branding Officer in the same year.

     In his role in the Office of Assistant to the President, Mr. Fujiki was instrumental in the Company's recent M&A activities and strategic plans to position ORIX to continue to be a major player in Japanese and international financial markets. As COO, Mr. Fujiki now oversees the execution of the ORIX Group's business activities and is leading the next generation of ORIX management.

     Mr. Fujiki was born in November 1945 and graduated from Waseda University's School of Commerce in 1968.

Yoshiaki Ishida
Representative Director
Vice Chairman
Responsible for Overseas Activities

     Yoshiaki Ishida joined Nozawa Asbestos & Cement Co., Ltd. (currently Nozawa Corporation) in 1963, where he worked for five years before entering ORIX in 1968. After a decade of various appointments in Japan, Mr. Ishida was a major figure in ORIX's international activities. He was seconded to ORIX Asia Limited in Hong Kong in 1981 where he was Managing Director. In June 1990, he was made a Director and the Deputy Head of the International Business Headquarters and in November of that year became President & CEO of ORIX USA CORPORATION.

     After his return to Japan in 1993, Mr. Ishida completed assignments that included the Deputy Head of International Business Headquarters and General Manager of the Overseas Real Estate Department. He became Managing Director of ORIX in 1994 and Senior Managing Director in 1996, before assuming the position of Deputy President and Representative Director in 1998. He has been Vice Chairman since April 2000, in which role he oversees ORIX's international activities. Mr. Ishida was born in January 1940 and graduated from the Kobe City University of Foreign Studies in 1963.

Shunsuke Takeda
Director
Deputy President
Chief Financial Officer

     Shunsuke Takeda entered the Nippon Kangyo Bank, Ltd. (currently the Dai-Ichi Kangyo Bank, Ltd.) in 1965 before joining ORIX in 1968. After an assignment to the London Liaison Office and several posts in Japan, Mr. Takeda was appointed General Manager of the International Treasury Department in 1989, General Manager of the International Department in 1990 and then General Manager of the Treasury Department in 1992 before become Director in 1993.

     Mr. Takeda was appointed Managing Director in 1997 and Corporate Executive Vice President in 1999. He has been Chief Financial Officer since 1997 and has been instrumental in creating an advanced system for efficient fund procurement of ORIX and its subsidiaries. He assumed the present position of Deputy President in April 2000. In addition to his oversight of the Treasury operations and support of ORIX's President, in August 2000 he was appointed to oversee the reorganization of ORIX's Investment Banking Headquarters, while he now serves as the officer responsible for the Office of Assistant to the President.

     Mr. Takeda was born in September 1941 and graduated from the Law Department of Tokyo University in 1965.

Katsuo Kawanaka
Director
Corporate Executive Vice President
Tokyo Sales Headquarters

     Katsuo Kawanaka joined Japan Rayon Limited (currently Unichika Co., Ltd.) in 1965 and moved to ORIX Corporation in 1971. After serving in a range of marketing positions, he was appointed General Manager of the Tokyo Communications Equipment Department No. 3 in 1988, General Manager of the Office Automation Equipment Department in 1989, and General Manager of the Tokyo Information and Communications Equipment Department in 1991.

     In 1992, he became a Director and Deputy Senior General Manager of the Tokyo Sales Headquarters. In 1996, he was named Managing Director, and he has been Head of the Tokyo Sales Headquarters since the same year as well as Corporate Executive Vice President since 1999.

     Mr. Kawanaka was born in March 1942 in Osaka and graduated from Osaka City University's School of Commerce in 1965.

Takeshi Sato
Director
Corporate Senior Vice President
Chairman, ORIX USA CORPORATION

     Takeshi Sato began his career at the Saitama Bank, Ltd. (currently The Asahi Bank, Ltd.) in 1969 before coming to ORIX in 1972. Mr. Sato began focusing on international activities early at ORIX and was assigned as a Director of PT. ORIX Indonesia Finance in 1975, President of ORIX METRO Leasing and Finance Corporation in the Philippines in 1982, and President of ORIX Australia Corporation Limited in 1987, before returning to Tokyo in 1993 as General Manager of the International Department. Mr. Sato was appointed to the Director and Deputy Head of the International Headquarters in 1997, which included a posting in Singapore to oversee the Asia and Oceania operations. He has been Corporate Senior Vice President since 1999 and became Chairman of ORIX USA CORPORATION in April 2001.

     Mr. Sato was born in September 1946. He graduated from Meiji University's School of Commerce in 1969 and completed a Masters of Commerce Degree from Meiji University's Postgraduate School of Commerce in 1972.

Hiroaki Nishina
Director
Corporate Senior Vice President
Real Estate Business Headquarters
President, ORIX Real Estate Corporation

     Hiroaki Nishina joined ORIX in 1968. He became a Director and Deputy Head of the Tokyo Sales Headquarters in 1993 and was appointed President of ORIX Auto Leasing in 1996. In 1998, Mr. Nishina became a Corporate Executive Officer and took over responsibility for the Real Estate Business Headquarters before becoming President of ORIX Real Estate Corporation in 1999. He has been Corporate Senior Vice President since June 2000.

     Mr. Nisina was born in September 1944 and graduated from Kwansei Gakuin University's School of Economics in 1968.

Tatsuya Tamura
Director
Representative Director and Chairman, A.T. Kearney K.K.
Diector (Non-executive), The Suruga Bank, Ltd.

     Tatsuya Tamura joined the Bank of Japan in 1961 and occupied a number of posts before becoming Executive Director in 1992. He became Chairman of A.T. Kearney (Japan) in 1996 and Representative Director & Chairman A.T. Kearney, K.K. in 1998. He served as President of EDS Japan from January 1997 to March 1999, and the President and CEO of Japan Investor Solution and Technology Co., Ltd. from August 1999 to June 2000. He has been a Director (non-executive) at The Suruga Bank, Ltd. since June 2000. Mr. Tamura became a member of ORIX's Advisory Board in 1997 and then a Director in 1999.

     Mr. Tamura is also a member of Keizai Doyukai (Japan Association of Corporate Executives). He was born in October 1938 and graduated from Tokyo University's School of Law in 1961.

Akira Miyahara
Director
Vice Chairman of the Board,
Fuji Xerox Co., Ltd.

     Akira Miyahara joined Fuji Photo Film Co. Ltd. in 1962 and then moved to Fuji Xerox Co., Ltd. in 1971. At Fuji Xerox he occupied a number of posts before becoming a Director in 1984. After promotions to Managing Director in 1987 and Senior Manager Director in 1988, he was appointed Deputy President in 1990 and President and Chief Operating Officer in 1992, before assuming his present role as Vice Chairman of the Board in 1998. Mr. Miyahara was invited to the Advisory Board of ORIX in 1997 and was then appointed as an Independent Director in June 1999. Mr. Miyahara has brought with him a wealth of experience to the ORIX Board and is able to provide an important outside perspective on the company's strategy. Mr. Miyahara was born in June 1939 and graduated from Kwansei Gakuin University's Commercial Science Department in 1962.

Hiroshi Nakamura
Standing Corporate Auditor

     Hiroshi Nakamura joined ORIX in 1971. After a number of posts in Japan, he became general manager of the Credit Department No. 1 in 1995 and Corporate Executive Officer in Charge of Compliance and the Legal Affairs Department in 1999, before assuming his present position in June 2000. In his function as standing corporate auditor, Mr. Nakamura is able to use his extensive experience in compliance and legal issues to monitor ORIX's operations.

     Mr. Nakamura was born in May 1948 and graduated from Kwansei Gakuin University's School of Business Administration in 1971.

Masaaki Yamamoto
Standing Corporate Auditor

     Masaaki Yamamoto joined ORIX in 1972 after working five years at Ube Industries, Ltd. He became general manager of the Accounting Department in 1996 and was appointed a director of ORIX MIC Corporation in 1999 before assuming his role as Standing Corporate Auditor in June 2001.

     Mr. Yamamoto was born in November 1943 and graduated from Kobe University's School of Management in 1967.

Hirotaka Takeuchi
Corporate Auditor
Dean, Hitotsubashi University
Graduate School of International Corporate Strategy

     Hirotaka Takeuchi joined McCann-Erickson Advertising Co., Ltd. in 1969, before taking a position as Research Assistant at the Graduate School of Business Administration at the University of California at Berkley in 1972. He became a Lecturer at the Graduate School of Business Administration at Harvard University in 1976 and became an Assistant Professor there before returning to Japan in 1983 as an Assistant Professor at Hitosubashi University's School of Commerce, where he became Professor there in 1987. He has held his present position at the Graduate School of International Corporate Strategy since 1998. Mr. Takeuchi became a Corporate Auditor of ORIX in June 2000.

     Mr. Takeuchi was born in October 1946 and he graduated from International Christian University in 1969. He then went on to receive an MBA in 1971 from the Graduate School of Business Administration at the University of California at Berkley and a Ph.D. in 1977 from the Graduate School of Business Administration at Harvard University.

Hiroko Ota
Corporate Auditor
Professor
National Graduate Institute for Policy Studies

     Hiroko Ota joined Mikimoto Corporation in 1976 before becoming a research associate at the Japan Institute of Life Insurance in 1981. Ms. Ota worked at the institute until 1993, at which time she became a guest lecturer in the Economics Department of Osaka University. In 1996, Ms. Ota was an associate professor at the Saitama University's Graduate School of Policy Science and then moved to National Graduate Institute for Policy Studies in 1997 as associate professor, before becoming a full professor at the institute in May 2001.

     Ms. Ota was born in February 1954 and graduated from Hitotsubashi University's Department of Sociology in 1976.

Corporate Executive Officers

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

     The Corporate Executive Officers of ORIX as of June 28, 2001 are as follows:


Name                            Title and Areas of Duties
------------------------------  ----------------------------------------------------------------------------
Yoshihiko Miyauchi..........    Chairman and Chief Executive
                                Officer
Yasuhiko Fujiki.............    President and Chief Operating
                                Officer
Yoshiaki Ishida.............    Vice Chairman                        Responsible for overseas activities
Shunsuke Takeda.............    Deputy President                     Chief Financial Officer
Katsuo Kawanaka.............    Corporate Executive Vice
                                President                            Tokyo Sales Headquarters
Takeshi Sato................    Corporate Senior Vice President      Chairman, ORIX USA CORPORATION
Hiroaki Nishina.............    Corporate Senior Vice President      Real Estate Business Headquarters; President,
                                                                     ORIX Real Estate Corporation
Masahiro Matono.............    Corporate Senior Vice President      District Sales Headquarters
Hiroyuki Harada.............    Corporate Senior Vice President      Credit Department
Hiroshi Nakajima............    Corporate Senior Vice President      Kinki (Osaka) Sales Headquarters
Masaru Hattori..............    Corporate Senior Vice President      Head of Compliance; Office of Corporate
                                                                     Planning; Accounting Department; General
                                                                     Affairs Department
Koichiro Muta...............    Corporate Senior Vice President      Investment Banking Headquarters
Yoshio Ono..................    Corporate Executive Officer          International Headquarters
Akira Fukushima.............    Corporate Executive Officer          OQL Headquarters
Nobuyuki Kobayashi..........    Corporate Executive Officer          IT Business Headquarters; PFS Department;
                                                                     President, ORIX Computer Systems Corporation
                                                                     President, ORIX Call Center Corporation
Masaaki Tashiro.............    Corporate Executive Officer          Real Estate Finance Headquarters,
                                                                     President, ORIX Asset Management and Loan
                                                                     Services Corporation
Tamio Umaki.................    Corporate Executive Officer          Tokyo Sales Headquarters
Kozo Endo...................    Corporate Executive Officer          Kinki (Osaka) Sales Headquarters
Shintaro Agata..............    Corporate Executive Officer          Treasury Department
Tetsuo Matsumoto............    Corporate Executive Officer          Real Estate Business Headquarters; Deputy
                                                                     President, ORIX Real Estate Corporation
Shunji Sasaki...............    Corporate Executive Officer          President, ORIX Rentec Corporation
Shinobu Shiraishi...........    Corporate Executive Officer          President, ORIX Life Insurance Corporation
Teruo Isogai................    Corporate Executive Officer          President, ORIX Auto Leasing Corporation
Takafumi Kanda..............    Corporate Executive Officer          President, ORIX Credit Corporation
Yutaka Okazoe...............    Corporate Executive Officer          President, ORIX Baseball Club Co., Ltd.

Employees

     As of March 31, 2001, we had 9,529 full-time employees, compared to 9,503 as of March 31, 2000 and 9,037 as of March 31, 1999. We employ approximately 6,500 staff in Japan, 2,000 staff in Asia & Oceania, 900 staff in Americas and 100 staff in Europe. We consider our labor relations to be excellent. None of ORIX's employees are represented by a union while employees of some of ORIX's subsidiaries and affiliates are represented by unions. The mandatory retirement age for ORIX's employees is 60, and varies for ORIX's subsidiaries and affiliates. ORIX announced in June 1999 an early voluntary retirement program which is available to ORIX employees who are at least 54 years old. Employees who take advantage of this program receive their accrued retirement package plus an incentive premium.

     ORIX and some of our subsidiaries have established contributory and non-contributory funded pension plans covering substantially all of their employees other than directors and corporate auditors. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of these payments are determined on the basis of length of service and remuneration at the time of termination. ORIX's funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In addition, directors and corporate auditors of ORIX and some subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. Total provisions (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were Yen2,942 million, Yen3,431 million and Yen5,119 million ($41 million) in fiscal 1999, 2000 and 2001, respectively.

Compensation

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

     During fiscal 2001, the executive compensation paid to ORIX's Directors and Corporate Auditors excluding stock options and warrants amounted to approximately Yen466 million ($3.8 million) in the aggregate. In accordance with customary Japanese business practices, a retiring Directors or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. At the Shareholders' Meeting held on June 28, 2001, the shareholders approved bonuses for the Directors and Corporate Auditors in the amounts of Yen43 million and Yen3 million, respectively, and retirement payments for the Directors and Corporate Auditors in the amounts of Yen274 million were approved for fiscal 2002.

     The following table shows the names of Directors and Corporate Executive Officers who received stock options, and the number of shares for which they were granted options, under the 1997, 1998, 1999, 2000 and 2001 stock option plans. Each of our shares has one vote. We have not issued any preferred shares.

                                                                                1997-1999           2000            2001
                                                                              ------------     -------------    ------------
                                                                              stock option      stock option    stock option
        Name                                  Title                               plans             plan            plan
--------------------    -----------------------------------------------       ------------     -------------    -------------
Yoshihiko Miyauchi      Chairman and Chief Executive Officer                      60,000            30,000          21,000
Yasuhiko Fujiki         President and Chief Operating Officer                     17,000            15,000          13,000
Yoshiaki Ishida         Vice Chairman                                             36,000            17,000          10,000
Shunsuke Takeda         Deputy President and Chief Financial Officer              23,000            13,000           9,000
Katsuo Kawanaka         Director and Corporate Executive Vice President           23,000            11,000           7,000
Takeshi Sato            Director and Corporate Senior Vice President              17,000             9,000           6,000
Hiroaki Nishina         Director and Corporate Senior Vice President              15,000             8,000           6,000
Tatsuya Tamura          Director                                                                     1,000           1,500
Akira Miyahara          Director                                                                     1,000           1,500
Masahiro Matono         Corporate Senior Vice President                           15,000             7,500           5,500
Hiroyuki Harada         Corporate Senior Vice President                           15,000             7,500           5,500
Hiroshi Nakajima        Corporate Senior Vice President                           15,000             7,000           5,500
Masaru Hattori          Corporate Senior Vice President                            9,000             6,000           5,500
Koichiro Muta           Corporate Senior Vice President                                                              5,000
Yoshio Ono              Corporate Executive Officer                               15,000             7,000           4,500
Akira Fukushima         Corporate Executive Officer                               10,000                             4,500

                                                                                1997-1999           2000            2001
                                                                              ------------     -------------    ------------
                                                                              stock option      stock option    stock option
        Name                                  Title                               plans             plan            plan
--------------------    -----------------------------------------------       ------------     -------------    -------------
Nobuyuki Kobayashi      Corporate Executive Officer                                9,000             6,000           4,500
Masaaki Tashiro         Corporate Executive Officer                                8,000             6,000           4,500
Tamio Umaki             Corporate Executive Officer                                4,000             5,000           4,500
Kozo Endo               Corporate Executive Officer                                                  3,500           4,500
Shintaro Agata          Corporate Executive Officer                                                  3,500           4,500
Tetsuo Matsumoto        Corporate Executive Officer                                                                  4,000

Stock Option and Warrant Plans

     ORIX has adopted various employee incentive plans. The purpose of ORIX's stock option and warrant plans is to enhance the awareness of the option holders of the link between management, corporate performance and stock price, and, in this way, improve the business results of ORIX. These plans are administered by the General Affairs Department of ORIX.

     Stock Option Plans

     ORIX's shareholders approved Stock Option Plans at the ordinary general meeting of shareholders in the years from 1997 to 2000 inclusive, under which shares were purchased from the open market and held by ORIX reserved for transfer to Directors and Corporate Executive Officers and some employees of ORIX upon the exercise of their options.

     From 1997 to 1999 Stock Option Plans, the exercise prices of the options were adjusted on April 1, 2000 to reflect the subdivision of each of common stock into 1.2 shares which was implemented on May 19, 2000. Options granted under Stock Option Plans generally expire one year after the termination of the option holder's service with ORIX.

                                                   Exercise        Purchase             Option
                                    Options          Price           Price            Expiration
                                    Granted        per Share       per Share             Date
                                 -------------   ------------    -------------    ------------------
2001 Stock Option Plan.....          300,900
2000 Stock Option Plan.....          316,700    Yen    16,272    Yen    16,274    2010  June      29
1999 Stock Option Plan.....          145,000           10,393           10,396    2009  June      29
1998 Stock Option Plan.....          146,000            7,784            7,521    2008  June      26
1997 Stock Option Plan.....          168,000            7,665            7,320    2002  September 30

     At the ordinary general meeting of shareholders in June 2001, ORIX's shareholders approved the 2001 Stock Option Plan, under which stock subscription rights for approximately 300,900 shares shall be granted to Directors and Corporate Executive Officers and some employees of ORIX.

     Warrant Plans

     The Board of Directors of ORIX approved warrant plans under which warrants to purchase shares were granted or sold to Corporate Auditors and some employees of ORIX, excluding employees who are option holders under Stock Option Plan of same year, and to directors and auditors and some employees of ORIX's subsidiaries.

     From 1997 to 1999 Warrant Plans, the exercise prices of the options were adjusted on April 1, 2000 to reflect the subdivision of each of common stock into 1.2 shares which was implemented on May 19, 2000. Warrants granted under Warrant Plan generally expire one year after the termination of the warrant holder's service with ORIX.

                                                 Exercise Price         Option
                               Options Granted      per Share       Expiration  Date
                               ---------------   --------------   ------------------
2001 Warrant Plan.........          123,900
2000 Warrant Plan.........          126,143      Yen    14,090    2004 September   6
1999 Warrant Plan.........          302,484             11,291    2003 November    4
1998 Warrant Plan.........          315,593              6,885    2002 November    5
1997 Warrant Plan.........          311,110              7,939    2001 October    23

     Subject to the final approval by the Board of Directors of the Company, the Company intends to introduce the 2001 Warrant Plan. Under the plan, warrants to purchase approximately 123,900 shares will be granted to corporate auditors of the Company, directors, corporate auditors and key employees of its certain subsidiaries by repurchasing warrants attached to bonds with warrants to be issued by the Company during fiscal 2002.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     The following table shows our major shareholders as of March 31, 2001. Each of our shares has one vote. We do not issue any preferred shares.

                                                                                  Percent of Total
                                                                Share Holdings     Shares Issued
                                                                --------------    ----------------
                                                                 (Thousands)
Japan Trustee Services Bank, Ltd. (Trust Account)                    6,933             8.42%
The Mitsubishi Trust and Banking Corporation (Trust Account)         4,892             5.94%
State Street Bank and Trust Company                                  3,996             4.85%
The Sanwa Bank, Limited                                              2,817             3.42%
The Toyo Trust & Banking Co., Ltd.                                   2,537             3.08%
The Chase Manhattan Bank, N.A. London                                2,341             2.84%
The Chase Manhattan Bank, N.A. London SL Omnibus Account             1,814             2.20%
Nippon Life Insurance Corporation                                    1,804             2.19%
Boston Safe Deposit BSDT, Treaty Clients Omnibus                     1,565             1.90%
The Toyo Trust & Banking Co., Ltd. (Trust Account A)                 1,352             1.64%

     ORIX is not directly or indirectly owned or controlled by any corporations, natural or legal persons severally or jointly. As of March 31, 2001, the percentage of outstanding shares held by foreign corporations and individuals was 39.32%.

Related Party Transactions

     As of March 31, 2001, no person was the beneficial owner of more than 10% of any class of ORIX's shares which might give that individual significant influence over the Company. There is no material transaction of outstanding loans, including guarantees of any kind made by or proposed to be made by the Company with any enterprises and individuals.

Item 8. Financial Information

All relevant financial statements are attached hereto. See "Item 19. Financial Statements and Exhibits."

Legal Proceedings

     See Item 4. "Information on the Company -Legal Proceedings"

Dividend Policy and Dividends

     See Item 10. "-Additional Information -Dividend Policy and Dividends"

Significant Changes

   None

Item 9. The Offer and Listing

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

     The following table shows the reported high and low sales prices of the shares on the Tokyo Stock Exchange, excluding off-floor transactions. High and low sales price quotations from the Tokyo Stock Exchange have been translated in each case into dollars per ADS at the Federal Reserve Bank of New York's noon buying rate on the relevant date or the noon buying rate on the next business day if the relevant date is not a business day.

                      Tokyo Stock Exchange Price Share
                                                            Translated
                                                               into
                                  Price Per Share          US$ per ADS
                                 -----------------      ------ ---------
     Calendar period               High       Low        High       Low
------------------------------   -------    ------      ------    ------
1996......................         5,000     3,950         22        19
1997......................         9,950     4,560         42        20
1998......................        10,630     7,560         39        31
1999
 First quarter............         9,080     7,200         38        33
 Second quarter...........        11,860     8,250         49        34
 Third quarter............        13,930    10,540         65        48
 Fourth quarter...........        24,150    12,050        118        57
2000
 First quarter............        24,100    16,030        117        76
 Second quarter...........        16,980    13,750         81        66
 Third quarter............        16,850    12,000         79        56
 Fourth quarter...........        13,400    10,280         62        46
2001
 January..................        12,030    10,450         51        44
 February.................        11,650     9,860         51        43
 March....................        11,300     8,600         46        35
 April....................        11,390     9,900         47        39
 May......................        13,330    11,100         56        46
 June (through June 22)...        12,390    11,610         52        48

     In May 2000, ORIX implemented the subdivision of each of common stock registered on its register of shareholders as of March 31, 2000 into 1.2 shares. The per-share prices set forth above have not been adjusted to reflect that subdivision.

New York Stock Exchange

     The ADSs and ADNs are listed on the New York Stock Exchange under the symbol "IX".

     Two ADSs represent one share. On March 31, 2001, approximately 2,106,120 ADSs were outstanding. This is equivalent to 1,053,060 or approximately 1.3% of the total number of shares outstanding on that date. On that date, ADSs were held by 3 record holders, including 2 record holders in the United States holding 2,105,880 ADSs. The ADS/share ratio and the per ADS prices below were not adjusted as a result of the share subdivision mentioned above.

     The following table provides the high and low sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange.

                              NYSE Price Per ADS

          Calendar Period                         High            Low
----------------------------------------------   ------          -----
                                                   ($)            ($)
1998 (from September 16)......................    39.25          31.38
1999
 First quarter................................    39.00          30.00
 Second quarter...............................    40.00          29.89
 Third quarter................................    53.39          39.17
 Fourth quarter...............................    95.31          47.50
2000:
 First quarter................................    95.21          52.92
 Second quarter...............................    76.38          65.83
 Third quarter................................    78.50          56.38
 Fourth quarter...............................    61.25          46.75
2001:
 January......................................    51.13          44.50
 February.....................................    50.50          43.00
 March........................................    46.35          37.30
 April........................................    46.20          39.90
 May..........................................    55.00          44.40
 June (through June 21).......................    51.96          48.22

     On March 31, 2001, 150 ADNs were outstanding. On that date, all of the ADNs were held by one record holder in the United States.

Item 10. Additional Information

Memorandum and Article of Incorporation

     Purposes

     The purposes of the Company are provided in Article of two of our articles of incorporation and shall be to engage in the following business. (1) Lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types. (2) Lease, purchase and sale, ground preparation, development, maintenance and management of real property. (3) Lending of money, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations and other financial business. (4) Holding, investment in, management, purchase and sale of securities. (5) Holding, management, purchase and sale of mortgage certificates. (6) Business of investment in and sale of commodities, and advisory business in respect of investment in commodities. (7) Acting as an agent for collection of money and for calculation business of enterprises. (8) Manufacture, processing, repair and sale of furniture, interior goods, transport machinery and equipment, etc. (9) Water transport, road transport of cargo and warehousing. (10) Contracting for construction and civil engineering, and design and supervision thereof. (11) Planning of, development of, contracting for, lease of and sale of intangible property rights such as copyrights, industrial property rights, etc. (12) Information services, electric communication, advertising and publishing business. (13) Management of facilities for sports, lodging, medical treatment and social education, etc. Management of restaurants, and tour business. (14) Conducting of cultural projects, sports, etc. (15) Business of dispatching workers to enterprises. (16) Purchase and sale of antiques. (17) Business relating to the collection, transportation and disposal of ordinary waste products and industrial waste products. (18) Generation of electric power and supply of electricity. (19) Brokerage, agency, investigation and consulting of business relating to any of the preceding items. (20) Non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and business related to soliciting life insurance. (21) Investment advisory business relating to real estate, securities and other financial assets. (22) Conducting trust, banking and Credit Management and Collection Business operations, as a result of the acquisition of shares in a company engaged in those activities. (23) Any and all business related to any of the preceding items.

     Directors and Board of Directors

     There shall be no less than three Directors of the Company (Article 17). Directors shall be elected at a General Meeting of Shareholders. In the case of the above election, shareholders representing not less than one third (1/3) of the total number of shares entitled to vote shall attend such Meeting. In the case of election of Directors, cumulative voting shall not be used (Article
18). The term of office of Directors shall expire upon conclusion of the Ordinary General Meeting of Shareholders relating to the last fiscal year ending within two years from his assumption of office. (Article 19) Resolutions of the Board of Directors shall be adopted by a majority of the Directors present at a Meeting that a majority of the Directors shall attend (Article
23). Remuneration of Directors shall be determined by resolution of the General Meeting of Shareholders (Article 25).

     Shares

     The Company do not issue any preferred stock. Cash dividends shall be paid to shareholders or registered pledgees last of record on the Register of Shareholders and the Register of Substantial Shareholders as of the closing of accounts for each business year. With respect to the first cash dividends on shares issued upon requests for conversion of convertible bonds, such conversions shall be deemed to have been made at the beginning of the business year during which such requests for conversion have been made, and the cash dividends shall be paid accordingly. Cash dividends shall bear no interest and if they have not been received within three years from the day of commencement of payments, they shall belong to the Company. (Article 35) Unless otherwise provided for by laws and ordinances, resolutions of General Meetings of Shareholders shall be adopted by a majority of votes of shareholders present at the Meetings. Unless otherwise provided for by laws and ordinances, each shareholder shall have one vote for each share (Article 14).

      General Meeting of Shareholders

      The Ordinary General Meeting of Shareholders shall be held in June of each year and an Extraordinary General Meeting of Shareholders shall be held whenever necessary. Notices for calling of an Ordinary General Meeting of Shareholders and an Extraordinary General Meeting of Shareholders shall be dispatched at least two weeks prior to the date set for such Meetings (Article
11). A General Meeting of Shareholders shall be called by a Representative Director pursuant to resolution of the Board of Directors (Article 12).

Material Contracts

     We have no material contracts aside from those entered in our ordinary course of business.

Foreign Exchange and Other Regulations

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

  Acquisition of Shares

     In general, a non-resident of Japan can acquire shares of a Japanese company listed on a Japanese stock exchange or traded on an over-the-counter market in Japan ("listed shares") from a resident of Japan. A resident of Japan must file a report of a transfer with the Minister of Finance within 20 days from and including the date of the transfer. However, if a foreign investor intends to acquire listed shares and as a result of any acquisition the foreign investor would, directly or indirectly, hold 10% or more of the total outstanding shares of the relevant company, the foreign investor must file a report of the acquisition. The report must be filed with the Minister of Finance and any other competent Minister within 15 days from and including the date of the acquisition. In some limited circumstances a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Minister, which may modify or prohibit the proposed acquisition.

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

                                             Dividend      Translated into
          Year ending                        per Share     dollar per ADS
          ------------------------------   -------------   ---------------
          March 31, 1997.........          Yen     15.00      $  0.06
          March 31, 1998.........                  15.00         0.06
          March 31, 1999.........                  15.00         0.07
          March 31, 2000.........                  15.00         0.07
          March 31, 2001.........                  15.00         0.06

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

Documents on Display

     Our annual reports, news releases and interim results are displayed in our home page (URL: www.orix.co.jp).

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Derivatives and Other Financial Instruments

     We engage in a number of derivative transactions such as interest rate and currency swaps and, interest rate cap, floor and collar transactions. We engage in these transactions principally for hedging purposes. ORIX establishes market risk management regulations determined by the Investment and Credit Committee, and each subsidiaries that engages in derivatives transactions has established market risk management parameters. Based on those parameters, the object of the risks which should be managed and the types of hedging methods are clarified, while an internal check system has been established to separate the functions of departments responsible for execution, hedging efficacy evaluation, and related administration tasks. Departments executing transactions calculate the fair market values of transactions with individual counterparties and transactions with counterparties of given credit ratings, and the types of hedging methods employed. In addition, these departments make other calculations as part of a management system capable of responding rapidly to sharp market changes and other unanticipated developments. We perform hedging efficacy check to ensure that the types of hedging methods employed are appropriate and, periodically or when necessary, evaluate the efficacy of the hedging methods. Working in cooperation with banks and other outside entities, administrative management undertake checks of all transactions. In addition, each quarter, they prepare reports on each subsidiaries' transactions that include compilations of such information as the notional principal, fair market value, hedging method, and hedging efficacy associated with each type of transaction and each counterparty, and present this report to CFO. Further, the Inspection Office inspects derivatives-related accounts and performs checks to ensure that relevant regulations are observed.

  Market Risks

     Our primary market risk exposures are to interest rate fluctuations, foreign exchange rate movements and changes in market prices for equity securities. We seek to manage market risk exposures as described under "Item 5. Operating and Financial Review and Prospects--Risk Management".

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

     The table of interest rate sensitivity for non-trading on-balance sheet financial instruments summarizes installment loans, interest-bearing bonds and long-and short-term debt. These instruments are further classified as fixed rate and floating rate. For on-balance sheet items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. For interest swaps of off-balance sheet items, the estimated notional principal amounts for each contractual period and the weighted average interest swap rates are disclosed. The average interest rates of financial instruments as of the end of fiscal 2001 are: 5.4% for installment loans, 4.1% for interest-bearing bonds, 2.3% for long-and short-term debt and 0.6% for deposits. The average payment rate of interest rate swaps is 3.8% and the average receipt rate is 2.8%. There is no material change in the balance and the average interest rate of financial instruments. The average interest rates of financial instruments as of the end of fiscal 2000 are: 5.7% for installment loans, 3.8% for interest-bearing bonds, 2.6% for long-and short-term debt and 0.5% for deposits. The average payment rate on interest rate swaps is 3.1% and the average receipt rate is 2.7%.

     Since we have a foreign currency transaction policy of basically keeping the same balance of foreign currency denominated assets and liabilities, there is a small amount of net exposure to foreign currency exchange risk. We are exposed to exchange risk mainly when our investment is primarily denominated in the local currency of Indonesia or other Asian countries and the source of our funding is US dollar debt. When the currencies depreciate against the US dollar, we incur foreign currency transaction losses. There is no material change in our exchange risk position from fiscal 2000 to fiscal 2001.

     We identified all positions subject to a change in the value of the foreign currency and calculated the potential loss in future earnings resulting from several hypothetical scenarios of 10% changes in related currencies. For the Indonesian Rupiah, we used a 60% change, taking into consideration the recent fluctuation in the value of the currency. The largest loss results from the scenario that both the US dollar and Japanese yen appreciate against other currencies. Based on this scenario, the exchange losses in future earnings are Yen2,905 million at the end of fiscal 2000 and Yen3,962 million ($32 million) at the end of fiscal 2001.

     The following tables contain quantitative information concerning the interest rate risk of ORIX's financial instruments.

                          Interest Rate Sensitivity

              Non-Trading On-Balance Sheet Financial Instruments

                                                        Expected maturity date                                        March 31, 2001
                    --------------------------------------------------------------------------------                  estimated fair
                         2002          2003         2004         2005          2006      Thereafter       Total            value
                    -------------  -----------  -----------  -----------   -----------   -----------   -------------  --------------
                                                                     (Yen amounts in millions)
Assets
 Installment loans
  (fixed rate)..... Yen   248,716  Yen  79,115  Yen  83,668  Yen  74,393   Yen  41,829   Yen  97,396   Yen   625,117   Yen   645,680
  Average interest
    rate...........           5.6%         7.9%         7.6%         7.8%          9.7%          8.3%            7.1%

                                                        Expected maturity date                                        March 31, 2001
                    --------------------------------------------------------------------------------                  estimated fair
                         2002          2003         2004         2005          2006      Thereafter       Total            value
                    -------------  -----------  -----------  -----------   -----------   -----------   -------------  --------------
                                                             (Yen amounts in millions)
 Installment loans
  (floating rate).. Yen   297,564  Yen 173,044  Yen 142,316  Yen 118,575   Yen 137,463   Yen 352,432   Yen 1,221,394   Yen 1,221,394
  Average interest
  rate.............           4.4%         3.8%         4.4%         4.9%          5.0%          5.1%            4.6%
 Investment in
  securities (fixed
  rate)............ Yen    39,213  Yen  65,692  Yen 108,010  Yen 128,951   Yen  89,134   Yen 264,696   Yen   695,696   Yen   717,075
  Average interest
    rate...........           2.7%         2.4%         2.1%         2.3%          1.8%          8.1%            4.2%
 Investment in
  securities
  (floating
  rate)............ Yen     5,974  Yen  12,613  Yen   6,158  Yen   1,187   Yen   1,407   Yen  29,280   Yen    56,619   Yen    59,435
  Average interest
    rate...........           7.7%        12.4%        15.3%         4.7%          7.2%          3.6%            7.4%
Liabilities
 Short-term debt... Yen 1,562,072           --           --           --            --            --   Yen 1,562,072   Yen 1,562,072
  Average interest
    rate...........           1.8%          --           --           --            --            --             1.8%
 Deposits.......... Yen   145,283  Yen   9,134  Yen  14,361           --   Yen   9,536            --   Yen   178,314   Yen   179,376
  Average interest
    rate...........           0.6%         0.9%         1.0%          --           1.4%           --            0.6%
 Long-term debt
  (fixed rate)..... Yen   328,314  Yen 314,536  Yen 307,651  Yen 282,184   Yen 126,826   Yen  75,750   Yen 1,435,261   Yen 1,466,903
  Average interest
    rate...........           2.9%         2.4%         2.1%         1.9%          1.9%          3.2%            2.3%
 Long-term debt
  (floating rate).. Yen   296,524  Yen 159,967  Yen 172,282  Yen 110,508   Yen  92,504   Yen  63,113   Yen   894,898   Yen   894,898
  Average interest
    rate...........           4.6%         3.8%         2.3%         1.6%          2.0%          2.8%            3.2%

                                         Non-Trading Off-Balance Sheet Financial Instruments

                                                        Expected maturity date                                        March 31, 2001
                    --------------------------------------------------------------------------------                  estimated fair
                         2002          2003         2004         2005          2006      Thereafter       Total            value
                    -------------  -----------  -----------  -----------   -----------   -----------   -------------  --------------
                                                             (Yen amounts in millions)
Interest rate swaps
  Notional amount
   (Floating to
    fixed)......... Yen   168,298  Yen  50,849  Yen  82,613  Yen  44,969   Yen 120,654   Yen  37,651   Yen   505,034   Yen  (14,796)
   Average pay
    rate...........           3.7%         4.4%         3.4%         3.0%          4.7%          5.5%            4.0%
   Average receive
    rate...........           1.6%         3.2%         2.4%         1.8%          2.5%          4.1%            2.3%
  Notional amount
   (Fixed to
    floating)...... Yen    25,760  Yen  19,289  Yen  15,071  Yen  29,478   Yen   8,830   Yen  22,919   Yen   121,347   Yen    4,624
    Average pay
     rate..........           4.2%         1.0%         1.8%         1.2%          1.2%          5.4%            2.7%
    Average receive
     rate..........           6.1%         2.8%         4.6%         4.4%          2.8%          6.2%            4.8%


                                                                                          Weighted     March 31,2001
                                                                             Notional      average       estimated
                                                                              amount     strike rate     fair value
                                                                           -----------   -----------   -------------
                                                                                            (Yen
                                                                                         amounts in
                                                                                          millions)
Caps, floors and collars-held...........................................   Yen  96,153        6.3%     Yen       (46)

Item 12. Other than Equity Securities

     Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     In May 2000, ORIX implemented the subdivision of each share of common stock registered on its register of shareholders as of March 31, 2000 into 1.2 shares.

Item 15. [Reserved]




Item 16. [Reserved]

                                   PART III

Item 17. Financial Statements

     ORIX has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

     The consolidated financial statements of ORIX and the report thereon by its independent auditors listed below are attached hereto as follows:

     (a)  Report of Independent Accountants (page F-2)
     (b)  Consolidated Balance Sheets as of March 31, 2000 and 2001 (page F-3)
     (c) Consolidated Statements of Income for the years ended March 31, 1999, 2000, and 2001 (page F-4)
     (d) Consolidated Statements of Shareholders' Equity for the years ended March 31, 1999, 2000 and 2001 (page F-5)
     (e) Consolidated Statements of Cash Flows for the years ended March 31, 1999, 200 and 2001 (page F-6)
     (f)  Notes to Consolidated Financial Statements (pages F-7 to F-42)

Item 19. Financial Statements and Exhibits


Financial Statements

     The following financial statements are attached hereto.

     (a)  Consolidated Balance Sheets as of March 31, 2000 and 2001 (page F-3)
     (b) Consolidated Statements of Income for the years ended March 31, 1999, 2000 and 2001 (page F-4)
     (c) Consolidated Statements of Shareholders' Equity for the years ended March 31, 1999, 2000 and 2001 (pages F-5)
     (d) Consolidated Statements of Cash Flows for the years ended March 31, 1999, 2000 and 2001 (pages F-6)
     (e)  Notes to Consolidated Financial Statements (pages F-7 to F-42)

Exhibits

     None.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                  ORIX CORPORATION


                                                  By: /s/ Masaru Hattori
                                                     --------------------------
                                                     Title: Attorney-in-Fact


                                                     Date: June 29, 2001

                                ---------------
                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                                ---------------

                                                                         Page
                                                                         ----

Report of Independent Public Accountants...............................  F-2
Consolidated Balance Sheets as of March 31, 2000 and 2001..............  F-3
Consolidated Statements of Income For the Years Ended
  March 31, 1999, 2000 and 2001........................................  F-4
Consolidated Statements of Shareholders' Equity For the Years Ended
   March 31, 1999, 2000 and 2001.......................................  F-5
Consolidated Statements of Cash Flows For the Years Ended
  March 31, 1999, 2000 and 2001........................................  F-6
Notes to Consolidated Financial Statements.............................  F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

      To the Shareholders and the Board of Directors of ORIX Corporation:

      We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2000 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2001, expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

      Also, in our opinion, the translated amounts in the accompanying consolidated financial statements translated into U.S. dollars have been computed on the basis set forth in Note 1 (w).


Arthur Andersen
Tokyo Japan
April 27, 2001

CONSOLIDATED BALANCE SHEETS

ORIX Corporation and Subsidiaries   March 31, 2000 and 2001

                                                                                                  Millions of
                                                                    Millions of yen               U.S. dollars
                                                            --------------------------------      ------------
ASSETS                                                            2000              2001              2001
---------------------------------------------------------   -------------      -------------      ------------
Cash and Cash Equivalents................................   Yen   265,956      Yen   155,411        $  1,254
Restricted Cash and Cash Equivalents.....................          13,666             17,072             138
Time Deposits............................................           7,698              8,673              70
Investment in Direct Financing Leases....................       1,744,953          1,657,709          13,379
Installment Loans........................................       1,791,439          1,846,511          14,903
Allowance for Doubtful Receivables on Direct Financing
  Leases and Possible Loan Losses........................        (136,939)          (141,077)         (1,139)
Investment in Operating Leases...........................         397,576            451,171           3,641
Investment in Securities.................................         758,381            942,158           7,604
Other Operating Assets...................................          72,472            132,006           1,066
Investment in Affiliates.................................          63,312             63,155             510
Other Receivables........................................          70,345            112,677             910
Advances.................................................          89,676            141,148           1,139
Prepaid Expenses.........................................          24,813             27,740             224
Office Facilities........................................          74,770             74,406             601
Other Assets.............................................         103,424            102,551             828
                                                            -------------      -------------        --------
                                                            Yen 5,341,542      Yen 5,591,311        $ 45,128
                                                            =============      =============        ========


                                                                                                  Millions of
                                                                    Millions of yen               U.S. dollars
                                                            --------------------------------      ------------
LIABILITIES AND SHAREHOLDERS' EQUITY                              2000              2001              2001
---------------------------------------------------------   -------------      -------------      ------------
Short-Term Debt..........................................   Yen 1,912,761      Yen 1,562,072        $ 12,608
Deposits.................................................         154,923            178,314           1,439
Trade Notes and Accounts Payable.........................         151,477            211,280           1,705
Accrued Expenses.........................................          72,733             81,334             657
Policy Liabilities.......................................         494,443            561,887           4,535
Income Taxes:
      Current............................................           5,688             10,173              82
      Deferred...........................................         135,218            135,430           1,093
Deposits from Lessees....................................          45,844             59,339             479
Long-Term Debt...........................................       1,942,784          2,330,159          18,807
                                                            -------------      -------------        --------
      Total liabilities..................................       4,915,871          5,129,988          41,405
                                                            -------------      -------------        --------

Commitments and Contingent Liabilities

Shareholders' Equity:
  Common stock, par value Yen 50 per share:
    authorized 259,000,000 shares
    issued     68,630,294 shares in 2000 and
               82,388,025 shares in 2001.................          41,688             41,820             338
  Additional paid-in capital.............................          59,285             59,885             483
  Legal reserve..........................................           1,970              2,090              16
  Retained earnings......................................         328,248            361,262           2,916
  Accumulated other comprehensive income (loss)..........          (1,417)             4,552              37
  Treasury stock, at cost:
    402,223 shares in 2000 and 681,745 shares in 2001....          (4,103)            (8,286)            (67)
                                                            -------------      -------------        --------
                                                                  425,671            461,323           3,723
                                                            -------------      -------------        --------
                                                            Yen 5,341,542      Yen 5,591,311        $ 45,128
                                                            =============      =============        ========


  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

ORIX Corporation and Subsidiaries
For the Years Ended March 31, 1999, 2000 and 2001

                                                                                                              Millions of
                                                                         Millions of yen                      U.S. dollars
                                                        -----------------------------------------------       ------------
                                                            1999              2000              2001              2001
                                                        -----------       -----------       -----------       ------------
Revenues:
      Direct financing leases.......................    Yen 143,170       Yen 130,798       Yen 122,003          $   985
      Operating leases..............................         92,407           100,503           113,478              916
      Interest on loans and investment securities...        100,480            97,390           109,448              883
 Brokerage commissions and gains on
   investment securities............................          7,381            19,700            12,055               97
 Life insurance premiums and related investment
   income...........................................        196,259           205,829           158,314            1,278
      Interest income on deposits...................          6,695             3,884             2,520               20
      Other operating revenues......................         47,549            58,409            68,331              552
                                                        -----------       -----------       -----------          -------
        Total revenues..............................        593,941           616,513           586,149            4,731
                                                        -----------       -----------       -----------          -------
Expenses:
      Interest expense..............................        140,846           115,038           109,289              882
      Depreciation-operating leases.................         57,405            60,750            68,316              551
      Life insurance costs..........................        186,775           193,664           143,709            1,160
      Other operating expenses......................         31,522            38,302            43,580              352
      Selling, general and administrative expenses..         82,395            90,961           101,156              816
      Provision for doubtful receivables and
        possible loan losses........................         51,845            45,573            44,584              360
      Write-downs of long-lived assets..............            644             7,881             4,090               33
      Write-downs of securities.....................         11,077            12,297            10,848               88
      Foreign currency transaction loss (gain), net.            390              (839)            3,429               28
                                                        -----------       -----------       -----------          -------
        Total expenses..............................        562,899           563,627           529,001            4,270
                                                        -----------       -----------       -----------          -------
Operating Income....................................         31,042            52,886            57,148              461
Equity in Net Income (Loss) of and Gain (Loss) on
 Sales of Affiliates (Yen 3,978 million gain in 1999,
 Yen 1,503 million loss in 2000 and Yen 2,059 million
 ($17 million) gain in 2001)........................         (3,727)             (838)            2,088               17
                                                        -----------       -----------       -----------          -------
Income before Income Taxes..........................         27,315            52,048            59,236              478
Provision for Income Taxes..........................          1,694            21,406            25,079              202
                                                        -----------       -----------       -----------          -------
Net Income..........................................    Yen  25,621       Yen  30,642       Yen  34,157          $   276
                                                        ===========       ===========       ===========          =======

                                                                               Yen                              U.S. dollars
                                                        -----------------------------------------------         ------------
Amounts per Share of Common Stock:
      Net income Basic (Notes 1 (y) and 17).........    Yen  330.43       Yen  385.27       Yen  417.77          $  3.37
                 Diluted (Notes 1 (y) and 17).......         330.43            377.02            400.99             3.24
      Cash dividends................................          15.00             15.00             15.00             0.12


  The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

ORIX Corporation and Subsidiaries
For the Years Ended March 31, 1999, 2000 and 2001

                                                                                                              Millions of
                                                                         Millions of yen                      U.S. dollars
                                                        -----------------------------------------------       ------------
                                                            1999              2000              2001              2001
                                                        -----------       -----------       -----------       ------------
Common Stock:
 Beginning balance..................................... Yen  20,180       Yen  20,180       Yen  41,688         $   337
 Common stock issued in public offering................           -            19,856                 -               -
 Exercise of warrants..................................           -             1,647               132               1
 Common stock issued for acquisitions of minority
  interests of subsidiaries............................           -                 5                 -               -
                                                        -----------       -----------       -----------         -------
 Ending balance........................................ Yen  20,180       Yen  41,688       Yen  41,820         $   338
                                                        -----------       -----------       -----------         -------
Additional Paid-in Capital:
 Beginning balance..................................... Yen  37,303       Yen  37,464       Yen  59,285         $   479
 Value ascribed to warrants attached to 1.925%
  bonds issued.........................................         161                 -                 -               -
 Value ascribed to warrants attached to 1.22% bonds
  issued...............................................           -               333                 -               -
 Value ascribed to warrants attached to 1.59% bonds
  issued...............................................           -                 -               178               1
 Common stock issued in public offering................           -            18,954                 -               -
 Exercise of warrants and stock options................           -             1,504               130               1
 Common stock issued for acquisitions of minority
  interests of subsidiaries............................           -             1,030                 -               -
 Gains on sales of treasury stock......................           -                 -               297               2
 Forfeit of stock options..............................           -                 -                (5)             (0)
                                                        -----------       -----------       -----------         -------
 Ending balance........................................ Yen  37,464       Yen  59,285       Yen  59,885         $   483
                                                        -----------       -----------       -----------         -------
Legal Reserve:
 Beginning balance..................................... Yen   1,750       Yen   1,860       Yen   1,970         $    15
 Transfer from retained earnings.......................         110               110               120               1
                                                        -----------       -----------       -----------         -------
 Ending balance........................................ Yen   1,860       Yen   1,970       Yen   2,090         $    16
                                                        -----------       -----------       -----------         -------
Retained Earnings:
 Beginning balance..................................... Yen 274,144       Yen 298,684       Yen 328,248         $ 2,649
 Cash dividends........................................        (971)             (968)           (1,023)             (8)
 Transfer to legal reserve.............................        (110)             (110)             (120)             (1)
 Net income............................................      25,621            30,642            34,157             276
                                                        -----------       -----------       -----------         -------
 Ending balance........................................ Yen 298,684       Yen 328,248       Yen 361,262         $ 2,916
                                                        -----------       -----------       -----------         -------
Accumulated Other Comprehensive Income (Loss):
 Beginning balance..................................... Yen (18,079)      Yen (27,550)      Yen  (1,417)        $   (11)
 Net increase (decrease) in net unrealized gains
  on investment in securities..........................       1,442            41,551           (11,360)            (92)
 Net increase in minimum pension liability
  adjustments..........................................           -            (3,485)           (1,199)            (10)
 Net increase (decrease) in cumulative translation
  adjustments..........................................     (10,913)          (11,933)           18,528             150
                                                        -----------       -----------       -----------         -------
 Ending balance........................................ Yen (27,550)      Yen  (1,417)      Yen   4,552         $    37
                                                        -----------       -----------       -----------         -------
Treasury Stock:
 Beginning balance..................................... Yen  (1,477)      Yen  (2,795)      Yen  (4,103)        $   (33)
 Purchases of treasury stock...........................      (1,318)           (1,811)           (5,155)            (42)
 Exercise of stock options.............................           -               503               265               2
 Resales of treasury stock issued in stock split.......           -                 -               683               6
 Resales accompanied by forfeit of stock options.......           -                 -                24               0
                                                        -----------       -----------       -----------         -------
 Ending balance........................................ Yen  (2,795)      Yen  (4,103)      Yen  (8,286)        $   (67)
                                                        -----------       -----------       -----------         -------
Total Shareholders' Equity:
 Beginning balance..................................... Yen 313,821       Yen 327,843       Yen 425,671         $ 3,435
 Increase, net.........................................      14,022            97,828            35,652             288
                                                        -----------       -----------       -----------         -------
 Ending balance........................................ Yen 327,843       Yen 425,671       Yen 461,323         $ 3,723
                                                        ===========       ===========       ===========         =======
Summary of Comprehensive Income:
 Net income............................................ Yen  25,621       Yen  30,642       Yen  34,157         $   276
 Other comprehensive income (loss).....................      (9,471)           26,133             5,969              48
                                                        -----------       -----------       -----------         -------
 Comprehensive income.................................. Yen  16,150       Yen  56,775       Yen  40,126         $   324
                                                        ===========       ===========       ===========         =======


  The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ORIX Corporation and Subsidiaries
For the Years Ended March 31, 1999, 2000 and 2001

                                                                                                              Millions of
                                                                         Millions of yen                      U.S. dollars
                                                        -----------------------------------------------       ------------
                                                            1999              2000              2001              2001
                                                        -----------       -----------       -----------       ------------
Cash Flows from Operating Activities:
 Net Income............................................ Yen  25,621       Yen  30,642       Yen  34,157         $   276
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization.......................      88,914            93,203           103,673             837
   Provision for doubtful receivables and possible
     loan losses.......................................      51,845            45,573            44,584             360
   Increase in policy liabilities......................     135,086           137,902            67,444             544
   Deferred tax provision (benefit)....................     (10,346)            6,464             8,111              65
   Equity in net (income) loss of and (gain) loss
     on sales of affiliates............................       3,727               838            (2,088)            (17)
   Gains on sales of available-for-sale securities.....      (5,276)          (13,893)           (7,698)            (62)
   Write-downs of long-lived assets....................         644             7,881             4,090              33
   Write-downs of securities...........................      11,077            12,297            10,848              88
   Increase in restricted cash and cash equivalents....      (2,250)          (11,702)           (2,831)            (23)
   (Increase) decrease in other operating assets held
     for sales, including advance payments.............         667            (8,572)          (28,285)           (228)
   Increase in prepaid expenses........................      (3,523)             (423)           (4,514)            (37)
   Increase (decrease) in accrued expenses.............        (898)           11,886             4,116              33
   Increase (decrease) in deposits from lessee.........      (4,477)            1,828            13,629             110
   Other, net..........................................      (4,057)            4,707            (8,114)            (65)
                                                        -----------       -----------       -----------         -------
     Net cash provided by operating activities.........     286,754           318,631           237,122           1,914
                                                        -----------       -----------       -----------         -------
Cash Flows from Investing Activities:
 Purchases of lease equipment, including advance
   payments............................................  (1,034,091)       (1,022,279)         (883,061)         (7,127)
 Principal payments received under direct financing
   leases..............................................     894,692           710,485           640,680           5,171
 Net proceeds from securitization of lease and loan
   receivables.........................................     224,960           185,530           215,494           1,739
 Installment loans made to customers...................    (706,758)         (801,959)         (740,639)         (5,978)
 Principal collected on installment loans..............     635,022           681,908           660,652           5,332
 Proceeds from sales of operating lease assets.........      45,150            37,013            38,727             313
 Investment in and dividends received from affiliates,
   net.................................................      (1,592)           (8,945)            1,242              10
 Proceeds from sales of affiliates.....................      10,877             2,881             6,277              51
 Purchases of available-for-sale securities............    (301,575)         (263,679)         (359,945)         (2,905)
 Proceeds from sales of available-for-sale securities..     182,338           177,157           152,022           1,227
 Maturities of available-for-sale securities...........      38,345            18,403            64,105             517
 Maturities of held-to-maturity securities.............           -             3,089                 -               -
 Purchases of other securities.........................     (54,902)          (14,382)          (37,153)           (300)
 Proceeds from sales of other securities...............      46,242             3,759             9,763              79
 Purchases of other operating assets...................        (758)           (5,389)          (40,049)           (323)
 Net increase in call loans............................           -                 -            (9,500)            (77)
 Other, net............................................      (3,186)            3,550            (4,267)            (34)
                                                        -----------       -----------       -----------         -------
   Net cash used in investing activities...............     (26,046)         (292,858)         (285,652)         (2,305)
                                                        -----------       -----------       -----------         -------
Cash Flows from Financing Activities:
 Repayment of short-term debt, net.....................    (278,186)         (248,386)         (324,438)         (2,619)
 Repayment of commercial paper, net....................     (76,143)          (16,426)          (68,759)           (555)
 Proceeds from long-term debt..........................     567,166           722,069           794,823           6,415
 Repayment of long-term debt...........................    (525,534)         (604,360)         (485,371)         (3,917)
 Net increase in deposits due to customers.............      45,353           101,654            23,391             189
 Issuance of common stock..............................           -            41,346               249               2
 Purchases of treasury stock...........................      (1,318)           (1,811)           (5,155)            (42)
 Dividends paid........................................        (971)             (968)           (1,023)             (8)
 Other, net............................................         161               829             1,663              13
                                                        -----------       -----------       -----------         -------
   Net cash used in financing activities...............    (269,472)           (6,053)          (64,620)           (522)
                                                        -----------       -----------       -----------         -------
Effect of Exchange Rate Changes on Cash and Cash
  Equivalents..........................................      (7,161)           (6,054)            2,605              21
                                                        -----------       -----------       -----------         -------
Net Increase (Decrease) in Cash and Cash Equivalents...     (15,925)           13,666          (110,545)           (892)
Cash and Cash Equivalents at Beginning of Year.........     268,215           252,290           265,956           2,146
                                                        -----------       -----------       -----------         -------
Cash and Cash Equivalents at End of Year............... Yen 252,290       Yen 265,956       Yen 155,411         $ 1,254
                                                        ===========       ===========       ===========         =======


  The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

ORIX Corporation and Subsidiaries

1.   Significant Accounting and Reporting Policies

     In preparing the accompanying consolidated financial statements, ORIX Corporation (the Company) and its subsidiaries have complied with accounting principles generally accepted in the United States of America, modified for the accounting for stock splits (see (m)). Significant accounting and reporting policies are summarized as follows:

     (a) Basis of presenting financial statements

     The Company and its domestic subsidiaries maintain their books in conformity with Japanese income tax laws and accounting practices, which differ in certain respects from accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect certain adjustments. The principal adjustments relate to accounting for direct financing leases (see (e)), impairment of long-lived assets and long-lived assets to be disposed of, adoption of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition cost and calculation of policy liabilities, and a reflection of the income tax effect on such adjustments.

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

     The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the foreign subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Cumulative translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders' equity are from translation of foreign currency financial statements into Japanese yen.

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

     Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes. In principle, the Company and its subsidiaries recognize losses related to securities for which the market price has been below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than one year or if there has been a significant deterioration in a bond issuer's credit rating, an issuer's default or similar event. However, if the Company and its subsidiaries have a significant long-term business relationship with the investee, management considers the probability of the market value recovering within the following 12 months. As part of this review, the investee's operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If management believes, based on this review, that the market value of an equity security may realistically be expected to recover, the loss will continue to be classified as temporary. Temporary declines in market value are recorded through other comprehensive income (loss), net of applicable income taxes. If after an additional 12 months the market value is still significantly below the acquisition cost, the loss will be considered other than temporary and the decline in market value charged to income.

     Held-to-maturity securities are recorded at amortized cost.

     (h) Securitized assets

     The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, assets for securitization (the assets) are sold to Special-Purpose Entities which issue asset-backed securities to the investors. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and gains on investment securities.

     Retained interests include subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment.

     Fair values are estimated based on estimated future cash flows, factoring in expected credit loss, and discounted at a market rate of interest.

     (i) Derivative financial instruments

     Hedge criteria include demonstrating how the hedge will reduce risk, identifying the asset or liability being hedged and citing the time horizon being hedged.

     Trading instruments--The Company and its subsidiaries use futures, forward and option contracts and other similar types of contracts based on interest rates, foreign exchange rates, equity indices and other. Trading instruments used for trading purposes are recorded in the consolidated balance sheets at fair value at the reporting date. Gains, losses and unrealized changes in fair values from trading instruments are recognized in brokerage commissions and gains on investment securities in the fiscal year in which they occur.

     Risk management instruments--The Company and its subsidiaries primarily utilize foreign currency swaps and forward exchange contracts to hedge the exposure to foreign currency fluctuations associated with certain foreign currency assets and liabilities. Gains and losses in the forward exchange contracts and foreign currency swaps designated as hedges are recognized based on changes in the value of the related hedged asset or liability. Realized or unrealized gains or losses in instruments that hedge net capital exposures are recorded in shareholders' equity as foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). All other foreign exchange contracts are marked to market and gains or losses are charged to earnings. The Company and its subsidiaries also enter into principally interest rate swap agreements and purchase interest rate option contracts (caps, floors and collars) to reduce interest rate risks and to modify the interest rate characteristics of financing transactions. For these hedging instruments, the accrual method of accounting is used where interest income or expense on the hedging instruments is accrued and recorded as an adjustment to the interest income or expense related to the hedged item. Premiums paid for interest rate options are deferred as other assets and amortized to interest income over the term of the options.

     If a hedging derivative contract is terminated early, any resulting gain or loss is charged to earnings. And if the assets or liabilities hedged are sold or otherwise disposed of, the related gains and losses on the terminated derivative contracts are recognized as a component of the gain or loss on disposition of the related assets or liabilities.

     Notional amounts and credit exposures of derivatives--The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives contracts. The Company and its subsidiaries are exposed to credit-related losses in the event of non-performance by counterparties.

     (j) Income taxes

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

     (k) Policy liabilities

     Policy liabilities of the life insurance operations for future policy benefits are computed by the net level premium method, based upon estimated future investment yields, withdrawals, mortality and other assumptions appropriate at the time the policies were issued. The average rates of assumed investment yields are 3.7%, 3.3% and 3.0% for fiscal 1999, 2000 and 2001, respectively.

     (l) Capitalization of interest costs

     The Company and its subsidiaries capitalized interest costs of Yen 966 million, Yen 2,132 million and Yen 4,730 million ($38 million) in fiscal 1999, 2000 and 2001, respectively, related to specific long-term development projects.

     (m) Stock splits

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

     In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings amounts equal to the fair market value of the shares issued and by increasing additional paid-in capital by the excess of the market value over par value of the shares issued. Had such stock splits in prior years been accounted for in this manner, additional paid-in capital as of March 31, 2001 would have increased by approximately Yen 24,674 million, with a corresponding decrease in retained earnings; total shareholders' equity would have remained unchanged. A stock split implemented on May 19, 2000 was excluded from the above pro forma information because the stock split is not considered to be stock dividends under generally accepted accounting principles in the United States of America.

     (n) Cash and cash equivalents

     Cash and cash equivalents include cash on hand, deposits placed with bank and short-term highly liquid investments with original maturities of three months or less.

     (o) Restricted cash and cash equivalents

     Restricted cash and cash equivalents consist of cash and securities trusts for the segregation of assets under an investor protection fund and deposits related to servicing agreements.

     (p) Other operating assets

     Other operating assets consist primarily of business assets, including golf courses, hotels, training facilities and inventories.

     (q) Other receivables

     Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts and receivables from the sale of lease assets.

     (r) Advances

     Advances include advance payments made in relation to purchases of assets to be leased, advance and/or progress payments for acquisition of real estate for sale.

     (s) Office facilities

     Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is Yen 17,666 million and Yen 18,849 million ($152 million) as of March 31, 2000 and 2001, respectively.

     (t) Other assets

     Other assets consist primarily of the unamortized excess of purchase prices over the net assets acquired in acquisitions of Yen 14,388 million and Yen 17,069 million ($138 million) as of March 31, 2000 and 2001, respectively, deferred insurance acquisition costs, which are amortized over the contract periods, and leasehold deposits.

     (u) Impairment of long-lived assets

     Long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the assets. During fiscal 1999, 2000 and 2001, the Company and its subsidiaries wrote down certain real estate development projects included in investment in operating leases, other operating assets and advances in the consolidated balance sheets to their fair values. And an impairment loss is recognized by using the amount by which the carrying amount of the asset exceeds the fair value of assets determined by external appraisal.

     (v) Advertising

     The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 1999, 2000 and 2001 are Yen 4,860 million, Yen 6,916 million and Yen 7,268 million ($59 million), respectively.

     (w) Financial statements presentation in U.S. dollars

     The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2001, which was Yen 123.90 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

     (x) New accounting pronouncement

     On April 1, 2001, the Company and its subsidiaries adopted FASB Statement No. 133 ("Accounting for Derivative Instruments and Hedging Activities"), as amended by FASB Statement No. 137 ("Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133") and FASB Statement No. 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133"). It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be designated as a hedge. The accounting treatment for changes in the fair value of derivatives depends on the character of the transaction. The cumulative effect of this accounting change as of April 1, 2001, was approximately Yen 9 billion ($73 million) unfavorable to accumulated other comprehensive income (loss), and was not significant to earnings.

     In September 2000, FASB Statement No. 140 ("Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125") was issued. It revises the standard for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of FASB Statement No. 125's provisions without reconsideration. The Company and its subsidiaries adopted the disclosure provisions related to the securitization of financial assets on March 31, 2001. All transactions entered into after March 31, 2001 will be accounted for in accordance with FASB Statement No. 140. Management anticipates this adoption will not have a significant effect on the Company and its subsidiaries' operations or financial position.

     (y) Earnings per share

     Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of shares of common stock outstanding in each period and diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     EPS is adjusted for any stock split and stock dividend retroactively.

     (z) Reclassifications

     Certain amounts in the 1999 and 2000 consolidated financial statements have been reclassified to conform with the 2001 presentation.

2.   Acquisitions

     On March 31, 1998, the Company agreed in principle to acquire all the shares of common stock of Yamaichi Trust & Bank, Ltd., the name of which was subsequently changed to ORIX Trust and Banking Corporation, from Yamaichi Securities Co., Ltd. on the closing date of April 28, 1998. On April 28, 1998, as scheduled, the Company completed the share acquisition of Yamaichi Trust & Bank, Ltd., which had approximately Yen 68 billion in assets. This acquisition was accounted for under the purchase method, and net assets acquired were Yen
13.5 billion. The balance sheet of Yamaichi Trust & Bank, Ltd. as of March 31, 1998 was included in the consolidated financial statements, as the acquisition was substantially completed by that date. The excess of the net assets acquired over the purchase price was approximately Yen 4.4 billion, which is being amortized over five years on a straight-line basis.

3.   Cash Flow Information

     Cash payments for interest and income taxes during fiscal 1999, 2000 and 2001 are as follows:

                                                               Millions of
                               Millions of yen                 U.S. dollars
                  -----------------------------------------    ------------
                     1999           2000           2001            2001
                  -----------    -----------    -----------    ------------
Interest......    Yen 146,073    Yen 119,285    Yen 115,058        $ 929
Income taxes..          6,904         17,785         12,778          103


4.   Investment in Direct Financing Leases

     Investment in direct financing leases at March 31, 2000 and 2001 consists of the following:

                                                                                         Millions of
                                                          Millions of yen               U.S. dollars
                                                  --------------------------------      ------------
                                                      2000               2001                2001
                                                  -------------      -------------      ------------
Minimum lease payments receivable............     Yen 1,889,224      Yen 1,779,295         $ 14,361
Estimated residual value.....................            49,965             48,896              394
Initial direct costs.........................            26,042             24,616              199
Unearned lease income........................          (220,278)          (195,098)          (1,575)
                                                  -------------      -------------         --------
                                                  Yen 1,744,953      Yen 1,657,709         $ 13,379
                                                  =============      =============         ========


     Minimum lease payments receivable (including guaranteed residual values) are due in periodic installments through 2022. At March 31, 2001, the amounts due in each of the next five years and thereafter are as follows:

                                                      Millions of
Year ending March 31             Millions of yen      U.S. dollars
----------------------------     ---------------      ------------
2002........................       Yen   676,196        $  5,457
2003........................             445,888           3,599
2004........................             307,248           2,480
2005........................             168,770           1,362
2006........................              74,664             603
Thereafter..................             106,529             860
                                   -------------        --------
 Total......................       Yen 1,779,295        $ 14,361
                                   =============        ========

     Gains and losses from the disposition of direct financing lease assets are not significant for fiscal 1999, 2000 and 2001.

5.   Investment in Operating Leases

     Investment in operating leases at March 31, 2000 and 2001 consists of the following:

                                                     Weighted
                                                      average                                           Millions of
                                                    useful life              Millions of yen           U.S. dollars
                                                    -----------        ----------------------------    ------------
                                                       Years               2000             2001            2001
                                                    -----------        -----------      -----------    ------------
Transportation equipment.......................         12             Yen 234,831      Yen 251,650        $2,031
Measuring equipment and personal computers.....          3                 109,533          138,088         1,115
Real estate and other..........................         40                 204,503          236,708         1,910
                                                                       -----------      -----------        ------
                                                                           548,867          626,446         5,056
Accumulated depreciation.......................                           (165,018)        (190,732)       (1,539)
                                                                       -----------      -----------        ------
 Net...........................................                            383,849          435,714         3,517
Rental receivables.............................                             13,727           15,457           124
                                                                       -----------      -----------        ------
                                                                       Yen 397,576      Yen 451,171        $3,641
                                                                       ===========      ===========        ======


     For fiscal 1999, 2000 and 2001, gains from the disposition of operating lease assets are Yen 2,356 million, Yen 4,144 million and Yen 7,883 million ($64 million), respectively, and are included in operating lease revenues in the consolidated statements of income.

     The operating lease contracts include non-cancelable lease terms ranging from one month to 20 years. The minimum future rentals on non-cancelable operating leases are as follows:

                                                      Millions of
Year Ending March 31             Millions of yen      U.S. dollars
--------------------             ---------------      ------------
2002........................        Yen  42,601           $ 344
2003........................             29,640             239
2004........................             19,318             156
2005........................             12,998             105
2006........................              7,422              60
Thereafter..................             11,595              93
                                    -----------           -----
 Total......................        Yen 123,574           $ 997
                                    ===========           =====


6.   Installment Loans

     The composition of installment loans by domicile and type of borrowers at March 31, 2000 and 2001 is as follows:

                                                                                   Millions of
                                                        Millions of yen            U.S. dollars
                                               -------------------------------     ------------
                                                    2000              2001             2001
                                               -------------     -------------     -----------
Domestic borrowers:
 Consumers--
   Housing loans.............................  Yen   396,748     Yen   392,896         $ 3,171
   Card loans................................        121,272           181,215           1,462
   Other.....................................         56,461            43,959             355
                                               -------------     -------------         -------
                                                     574,481           618,070           4,988
                                               -------------     -------------         -------
 Commercial--
   Real estate related companies.............        203,537           222,818           1,798
   Commercial and industrial companies.......        657,355           627,252           5,063
                                               -------------     -------------         -------
                                                     860,892           850,070           6,861
                                               -------------     -------------         -------
                                                   1,435,373         1,468,140          11,849

Foreign commercial, industrial and other
  borrowers..................................        337,754           357,446           2,885
Loan origination costs, net..................         18,312            20,925             169
                                               -------------     -------------         -------
                                               Yen 1,791,439     Yen 1,846,511         $14,903
                                               =============     =============         =======


     In principle, all domestic installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

     At March 31, 2001, the contractual maturities of installment loans for each of the next five years and thereafter are as follows:

                                                      Millions of
Year ending March 31             Millions of yen      U.S. dollars
--------------------             ---------------      ------------
2002........................      Yen   540,411         $ 4,362
2003........................            247,878           2,000
2004........................            222,729           1,798
2005........................            190,682           1,539
2006........................            177,851           1,435
Thereafter..................            446,035           3,600
                                  -------------         -------
 Total......................      Yen 1,825,586         $14,734
                                  =============         =======

     Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of Yen 88,003 million, Yen 83,321 million and Yen 85,441 million ($690 million) for fiscal 1999, 2000 and 2001, respectively.

7. Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses

     Changes in the allowance for doubtful receivables on direct financing leases and possible loan losses for fiscal 1999, 2000 and 2001 are as follows:

                                                                                             Millions of
                                                         Millions of yen                     U.S. dollars
                                          ---------------------------------------------      ------------
                                             1999             2000             2001              2001
                                          -----------      -----------      -----------      ------------
Beginning balance....................     Yen 145,741      Yen 132,606      Yen 136,939         $1,105
Provisions charged to income.........          51,845           45,573           44,584            360
Charge-offs..........................         (70,705)         (37,697)         (46,845)          (378)
Recoveries...........................             399              354              539              5
Other*...............................           5,326           (3,897)           5,860             47
                                          -----------      -----------      -----------         ------
Ending balance.......................     Yen 132,606      Yen 136,939      Yen 141,077         $1,139
                                          ===========      ===========      ===========         ======

*Other includes foreign currency translation adjustments and the effect of acquisitions.

     The balance of the allowance broken down into direct financing leases and installment loans at March 31, 2000 and 2001 are as follows:

                                                                Millions of
                                         Millions of yen        U.S. dollars
                                    -------------------------   ------------
                                       2000          2001           2001
                                    -----------   -----------   ------------
Balance of allowance related to:
 Direct financing leases........    Yen  35,783   Yen  40,885       $  330
 Installment loans..............        101,156       100,192          809
                                    -----------   -----------       ------
   Total........................    Yen 136,939   Yen 141,077       $1,139
                                    ===========   ===========       ======


     The recorded investments in loans considered impaired are Yen 125,921 million and Yen 120,090 million ($969 million) as of March 31, 2000 and 2001, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of Yen 83,408 million and Yen 73,636 million ($594 million) as of March 31, 2000 and 2001, respectively. The Company and its subsidiaries recorded a valuation allowance of Yen 51,791 million and Yen 47,037 million ($380 million) as of March 31, 2000 and 2001, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and possible loan losses in the accompanying consolidated balance sheets.

     The average recorded investments in impaired loans for fiscal 1999, 2000 and 2001 were Yen 170,838 million, Yen 128,658 million and Yen 123,715 million ($999 million), respectively.

     The Company and its subsidiaries recognized interest income on impaired loans of Yen 1,577 million, Yen 1,429 million and Yen 1,414 million ($11 million), and collected in cash interest on impaired loans of Yen 1,297 million, Yen 1,061 million and Yen 1,052 million ($8 million) in fiscal 1999, 2000 and 2001, respectively.

     As of March 31, 2000 and 2001, the Company and its subsidiaries suspended income recognition pursuant to its non-accrual policy on investment in direct financing leases of Yen 43,047 million and Yen 39,303 million ($317 million), and on installment loans other than impaired loans of Yen 84,550 million and Yen 77,544 million ($626 million), respectively.

8.   Investment in Securities

     Investment in securities at March 31, 2000 and 2001 consists of the following:

                                                                Millions of
                                         Millions of yen        U.S. dollars
                                    -------------------------   ------------
                                       2000          2001           2001
                                    -----------   -----------   ------------
Trading securities............      Yen     390   Yen     581       $    5
Available-for-sale securities.          689,638       841,409        6,791
Held-to-maturity securities...           11,404        13,005          105
Other securities..............           56,949        87,163          703
                                    -----------   -----------       ------
                                    Yen 758,381   Yen 942,158       $7,604
                                    ===========   ===========       ======


     Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities (see Note 18). For fiscal 1999, 2000 and 2001, net unrealized holding losses on trading securities are Yen 1 million, Yen 3 million and Yen 24 million ($0 million), respectively.

     During fiscal 1999 and 2000, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of Yen 182,338 million and Yen 177,157 million, resulting in gross realized gains of Yen 6,801 million and Yen 17,726 million and gross realized losses of Yen 1,525 million and Yen 3,833 million, respectively. During fiscal 2001, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of Yen 152,022 million ($1,227 million), resulting in gross realized gains of Yen 9,773 million ($79 million) and gross realized losses of Yen 2,075 million ($17 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

     During fiscal 1999, 2000 and 2001, the Company and its subsidiaries charged losses on securities of Yen 11,077 million, Yen 12,297 million and Yen 10,848 million ($88 million), respectively, to income for declines in market value of available-for-sale securities where the decline was classified as other than temporary.

     Other securities consist mainly of non-marketable equity securities carried at cost and investment funds accounted for under the equity method.

     The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at March 31, 2000 and 2001 are as follows:

March 31, 2000
--------------                                                                     Millions of yen
                                                               --------------------------------------------------------
                                                                                 Gross         Gross
                                                                Amortized      unrealized    unrealized
                                                                   cost          gains         losses       Fair value
                                                               -----------    -----------   ------------    -----------
Available-for-sale:
 Japanese and foreign government bond securities............   Yen  12,970    Yen     87    Yen    (162)    Yen  12,895
 Japanese prefectural and foreign municipal bond securities.        32,304           781            (64)         33,021
 Corporate debt securities..................................       474,559        12,410         (4,552)        482,417
 Mortgage-backed and other asset-backed securities..........        54,271         1,643         (1,439)         54,475
 Funds in trust.............................................         2,000           479             --           2,479
 Equity securities..........................................        36,344        73,534         (5,527)        104,351
                                                               -----------    ----------    -----------     -----------
                                                               Yen 612,448    Yen 88,934    Yen (11,744)    Yen 689,638
                                                               ===========    ==========    ===========     ===========
Held-to-maturity:
 Corporate debt securities..................................   Yen  11,404    Yen     --    Yen      --     Yen  11,404
                                                               -----------    ----------    -----------     -----------
                                                               Yen  11,404    Yen     --    Yen      --     Yen  11,404
                                                               ===========    ==========    ===========     ===========

March 31, 2001
--------------                                                                     Millions of yen
                                                               --------------------------------------------------------
                                                                                 Gross         Gross
                                                                Amortized      unrealized    unrealized
                                                                   cost          gains         losses       Fair value
                                                               -----------    -----------   ------------    -----------
Available-for-sale:
 Japanese and foreign government bond securities....           Yen  24,926    Yen     560   Yen     (55)    Yen  25,431
 Japanese prefectural and foreign municipal bond
   securities.......................................                38,030          1,665            (3)         39,692
 Corporate debt securities..........................               587,442         22,489        (5,786)        604,145
 Mortgage-backed and other asset-backed securities..                88,912          6,721        (1,397)         94,236
 Funds in trust.....................................                 5,995             --          (487)          5,508
 Equity securities..................................                39,085         36,602        (3,290)         72,397
                                                               -----------    -----------   -----------     -----------
                                                               Yen 784,390    Yen  68,037   Yen (11,018)    Yen 841,409
                                                               ===========    ===========   ===========     ===========
Held-to-maturity:
 Japanese and foreign government bond securities....           Yen     141    Yen       1   Yen      --     Yen     142
 Corporate debt securities..........................                12,864             --            --          12,864
                                                               -----------    -----------   -----------     -----------
                                                               Yen  13,005    Yen       1   Yen      --     Yen  13,006
                                                               ===========    ===========   ===========     ===========
                                                                                 Millions of U.S. dollars
                                                               --------------------------------------------------------
                                                                                 Gross         Gross
                                                                Amortized      unrealized    unrealized
                                                                   cost          gains         losses       Fair value
                                                               -----------    -----------   ------------    -----------
Available-for-sale:
 Japanese and foreign government bond securities.....          $       201    $         5   $        (0)    $       206
 Japanese prefectural and foreign municipal bond
   securities........................................                  307             13            (0)            320
 Corporate debt securities...........................                4,741            182           (47)          4,876
 Mortgage-backed and other asset-backed securities...                  718             54           (11)            761
 Funds in trust......................................                   48             --            (4)             44
 Equity securities...................................                  316            295           (27)            584
                                                               -----------    -----------   -----------     -----------
                                                               $     6,331    $       549   $       (89)    $     6,791
                                                               ===========    ===========   ===========     ===========
Held-to-maturity:
 Japanese and foreign government bond securities.....          $         1    $         0   $        --     $         1
 Corporate debt securities...........................                  104             --            --             104
                                                               -----------    -----------   -----------     -----------
                                                               $       105    $         0   $        --     $       105
                                                               ===========    ===========   ===========     ===========


     The following is a summary of the contractual maturities of debt securities classified as available-for-sale and held-to-maturity securities held at March 31, 2001:

                                                 Millions of Yen                 Millions of U.S. dollars
                                         ------------------------------      -------------------------------
                                         Amortized cost      Fair value      Amortized cost       Fair value
                                         --------------      ----------      --------------       ----------
Available-for-sale:
 Due within one year................       Yen  45,079      Yen  45,932          $  364            $   371
 Due after one to five years........           413,119          424,498           3,334              3,426
 Due after five to ten years........           181,519          187,407           1,465              1,513
 Due after ten years................            99,593          105,667             804                853
                                           -----------      -----------          ------            -------
                                           Yen 739,310      Yen 763,504          $5,967            $ 6,163
                                           ===========      ===========          ======            =======
Held-to-maturity:
 Due within one year................       Yen     108      Yen     108          $    1            $     1
 Due after one to five years........                33               34               0                  0
 Due after ten years................            12,864           12,864             104                104
                                           -----------      -----------          ------            -------
                                           Yen  13,005      Yen  13,006          $  105            $   105
                                           ===========      ===========          ======            =======

     Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

     Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

     Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of Yen 12,477 million, Yen 14,069 million and Yen 24,007 million ($194 million) for fiscal 1999, 2000 and 2001, respectively.

9.   Securitization

     During fiscal 2001, the Company and its subsidiaries sold direct financing lease receivables and installment loans with pretax a gain of Yen 4,728 million ($38 million) through securitization transactions. The Company and its subsidiaries retained subordinated interests and cash collateral. Servicing assets or liabilities related to securitization transactions initiated during fiscal 2001 were not recorded, because the servicing fees adequately compensate the Company and its subsidiaries. The Company and its subsidiaries' retained interest are subordinate to the investor's interests. Their value is subject to credit, interest rate risk on the sold financial assets. The investors and Special-Purpose Entities have no recourse to our other assets for failure of debtors to pay.

     At March 31, 2001, a subsidiary held servicing assets amounted to Yen 99 million ($1 million) derived from previous years' securitization transactions, and amortized Yen 126 million ($1 million) during fiscal 2001.

     Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2001 are as follows:

                                Direct financing        Installment
                                     leases                loans
                                ----------------        -----------
Expected credit loss.......        0.03%-0.35%             0.75%
Discount rate..............        3.20%-3.48%             2.69%


     Retained interests from securitization transactions that occurred in previous years and in fiscal 2001 are recorded in the consolidated balance sheet at March 31, 2001. The impacts of 10% and 20% adverse changes to the key economic assumptions on the fair value of retained interests as of March 31, 2001 are as follows:

                                              Millions of yen                             Millions of U.S. dollars
                               --------------------------------------------     -------------------------------------------
                                 Direct                                          Direct
                                financing     Installment     Investment in     financing     Installment     Investment in
                                 leases          loans         securities        leases          loans         securities
                               -----------    ------------    -------------     ---------     -----------     -------------
Carrying value of retained
interests..................    Yen 145,723     Yen  5,926       Yen  8,181       $ 1,176         $48              $66
Expected credit loss:
 +10%......................            193              5              211             2           0                2
 +20%......................            384             10              436             3           0                4
Discount rate:
 +10%......................          1,499             35              323            12           0                3
 +20%......................          2,968             68              625            24           1                5


     These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

     The summarized certain cash flows received from/(paid to) Special-Purpose Entities for all securitization activity that occurred in fiscal 2001 are as follows:

                                                 Millions of     Millions of
                                                      yen        U.S. dollars
                                                 -----------     ------------
Proceeds from new securitization...............  Yen 215,494        $1,739
Servicing fees received........................           62             1
Repurchases of delinquent or ineligible assets.      (27,399)         (221)


     Quantitative information about delinquencies, net credit losses, and components of securitized financial assets and other assets managed together in fiscal 2001 and as of March 31, 2001 are as follows:

                                                                  Millions of yen
                                                -----------------------------------------------
                                                                    Principal
                                                                    amount of
                                                Total principal   receivables 90
                                                   amount of       days or more      Net credit
                                                  receivables        past due          losses
                                                ---------------   --------------     ----------
Type of assets:
 Direct financing leases....................    Yen 1,968,872     Yen  53,515       Yen  20,679
 Installment loans..........................        1,887,596          84,827            25,627
                                                -------------     -----------       -----------
Total assets managed or securitized.........        3,856,468     Yen 138,342       Yen  46,306
                                                =============     ===========       ===========
 Less: assets securitized...................         (352,248)
                                                -------------
Assets held in portfolio....................    Yen 3,504,220
                                                =============


                                                            Millions of U.S. dollars
                                                -----------------------------------------------
                                                                    Principal
                                                                    amount of
                                                Total principal   receivables 90
                                                   amount of       days or more      Net credit
                                                  receivables        past due          losses
                                                ---------------   --------------     ----------
Type of assets:
 Direct financing leases......................     $ 15,891           $   432           $167
 Installment loans............................       15,234               685            206
                                                   --------           -------           ----
Total assets managed or securitized...........       31,125           $ 1,117           $373
                                                   ========           =======           ====
 Less: assets securitized.....................       (2,843)
                                                   --------
Assets held in portfolio......................     $ 28,282
                                                   ========


     The portion accounted for as off-balance-sheet assets by securitizing investment in securities is Yen 49,361 million ($398 million) as of March 31, 2001 which are not included in above table.

     In fiscal 1999, 2000 and 2001, subsidiaries entered into other lease receivable securitization programs that are not accounted for as a sale. The payables under these securitization programs of Yen 72,210 million ($583 million) are included in long-term debt, the minimum lease payments receivable of Yen 71,886 million ($580 million) and cash collateral of Yen 6,022 million ($49 million) are included in investment in direct financing leases and other assets in the consolidated balance sheets as of March 31, 2001, respectively.

10.  Investments in Affiliates

     Investment in affiliates at March 31, 2000 and 2001 consists of the following:

                                                             Millions of
                                     Millions of yen         U.S.dollars
                                 ------------------------    -----------
                                    2000         2001            2001
                                 ----------    ----------    -----------
Common stock, at equity value.   Yen 51,869    Yen 51,203       $ 413
Loans.........................       11,443        11,952          97
                                 ----------    ----------       -----
                                 Yen 63,312    Yen 63,155       $ 510
                                 ==========    ==========       =====

     Certain Asia and Oceania affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to Yen 1,040 million and Yen 644 million as of March 31, 2000, respectively, and Yen 1,172 million ($9 million) and Yen 892 million ($7 million) as of March 31, 2001, respectively.

     In fiscal 1999, 2000 and 2001, the Company and its subsidiaries received dividends from affiliates of Yen 825 million, Yen 1,091 million and Yen 421 million ($3 million), respectively.

     During fiscal 1999, the Company wrote down its investment in Korea Development Leasing Corporation (KDLC) to zero, and unrealized loss of cumulative translation adjustments of Yen 5,205 million was charged to income as KDLC had negative equity and the Company was not in a position to exert influence over KDLC's operations.

     During fiscal 2000, the Company reduced its shareholding in KDLC from 26% to 1% and increased its shareholding in Banc One Mortgage Capital Markets, LLC from 45% to 100%, the name of which was subsequently changed to ORIX Real Estate Capital Markets, LLC (ORECM).

     During fiscal 2001, the Company sold its share of Bradesco Leasing S.A. Arrendamento Mercantil (BL 25% owned).

     Consequently, the major affiliates accounted for by the equity method which are contained in the following combined and condensed financial information are ORECM (in fiscal 1999), BL (in fiscal 1999 and 2000) and Stockton Holdings Limited (30% owned) (in fiscal 1999 and 2000). In fiscal 2001, there is no significant affiliate, either individually or in combined basis, to be disclosed.

                                              Millions of yen
                                        --------------------------
                                            1999           2000
                                        -----------    -----------
Operations:
 Total revenues.....................    Yen  50,453    Yen  54,563
 Income before income taxes.........         13,235          2,293
 Net income.........................         12,177          1,532
Financial position:
 Total assets.......................        393,589        356,742
 Total liabilities..................        296,210        276,799
 Shareholders' equity...............         97,379         79,943


     The Company had no significant transactions with these companies.

11.  Short-Term and Long-Term Debt

     Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

     The composition of short-term debt and the weighted average interest rate on short-term debt at March 31, 2000 and 2001 are as follows:

                                                                   March 31, 2000
                                                          --------------------------------
                                                                                Weighted
                                                          Millions of yen     average rate
                                                          ---------------     ------------
Short-term debt in Japan, mainly from banks............    Yen   674,708          1.5%
Short-term debt outside Japan, mainly from banks.......          260,617          6.1%
Commercial paper in Japan..............................          851,223          0.2%
Commercial paper outside Japan.........................          126,213          6.7%
                                                           -------------
                                                           Yen 1,912,761          1.9%
                                                           =============


                                                                                March 31, 2001
                                                            -----------------------------------------------------
                                                                                 Millions of          Weighted
                                                            Millions of yen      U.S. dollars       averaged rate
                                                            ---------------      ------------       -------------
Short-term debt in Japan, mainly from banks............      Yen   331,963          $  2,679              2.5%
Short-term debt outside Japan, mainly from banks.......            315,498             2,547              5.2%
Commercial paper in Japan..............................            910,751             7,351              0.4%



                                                                                March 31, 2001
                                                            -----------------------------------------------------
                                                                                 Millions of          Weighted
                                                            Millions of yen      U.S. dollars       averaged rate
                                                            ---------------      ------------       -------------
Commercial paper outside Japan.........................              3,860                31              5.8%
                                                             -------------          --------
                                                             Yen 1,562,072          $ 12,608              1.8%
                                                             =============          ========


     In fiscal 2000, the Company obtained short-term committed credit lines of Yen 294,500 million in Japan to enhance liquidity as stipulated in the Commitment Line Law that came into effect in March 1999.

     In fiscal 2001, the Company arranged a Yen 74,560 million ($602 million) multicurrency global commitment line for the Company and certain overseas subsidiaries.

     Total committed lines for the Company and its subsidiaries were Yen 549,525 million and Yen 795,489 million ($6,420 million) at March 31, 2000 and 2001, respectively, and of these lines, Yen 509,379 million and Yen 726,888 million ($5,867 million) were available at March 31, 2000 and 2001, respectively. Of the available committed lines Yen 61,302 million and Yen 37,762 million ($305 million) were long-term committed credit lines at March 31, 2000 and 2001, respectively.

     While Yen 436,505 million and Yen 521,695 million ($4,211 million) of the total committed lines at March 31, 2000 and 2001 were for commercial paper backup purposes, no borrowings have been made under these lines.

     Long-term debt at March 31, 2000 and 2001 consists of the following:

                                                                                March 31, 2000
                                                                       -------------------------------
                                                                          Due          Millions of yen
                                                                       ---------       ---------------
Banks:
 Fixed rate: 1.6% to 9.9%............................................  2001-2007        Yen   151,821
 Floating rate: principally based on LIBOR plus 0.0% to 0.6%.........  2001-2009              147,788
Insurance companies and others:
 Fixed rate: 0.8% to 9.4%............................................  2001-2009              330,219
 Floating rate: principally based on LIBOR plus 0.0% to 0.5%.........  2001-2008              167,448
Unsecured 1.1% to 8.5% bonds.........................................  2001-2013              712,553
Unsecured 0.4% convertible notes.....................................  2005                    40,000
Unsecured 0.1% to 1.9% bonds with warrants...........................  2002-2004                8,700
Unsecured 0.0% to 8.2% notes under medium-term note program..........  2001-2010              328,221
0.7% to 7.8% payables under securitized lease receivables............  2001-2004               56,034
                                                                                        -------------
                                                                                        Yen 1,942,784
                                                                                        =============

                                                                                         March 31, 2001
                                                                        ------------------------------------------------
                                                                                                            Millions of
                                                                          Due          Millions of yen      U.S. dollars
                                                                        ---------      ---------------      ------------
Banks:
 Fixed rate: 1.5% to 9.3%.........................................      2002-2012       Yen   211,746         $  1,709
 Floating rate: principally based on LIBOR plus 0.0% to 0.8%......      2002-2009             323,473            2,611
Insurance companies and others:
 Fixed rate: 0.8% to 9.0%.........................................      2002-2009             361,900            2,920
 Floating rate: principally based on LIBOR plus 0.0% to 0.7%......      2002-2008             215,952            1,743
Unsecured 0.5% to 3.1% bonds......................................      2002-2013             745,000            6,013
Unsecured 0.4% convertible notes..................................      2005                   40,000              323
Unsecured 0.1% to 1.9% bonds with warrants........................      2002-2005              10,500               85
Unsecured 0.0% to 8.2% notes under medium-term note program.......      2002-2011             349,378            2,820
1.0% to 7.8% payables under securitized lease receivables.........      2002-2009              72,210              583
                                                                                        -------------         --------
                                                                                        Yen 2,330,159         $ 18,807
                                                                                        =============         ========


     The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2001 is as follows:

                                                   Millions of U.S.
Year ending March 31           Millions of yen         dollars
--------------------------     ---------------     ----------------
2002......................      Yen   624,838          $  5,043
2003......................            474,503             3,830
2004......................            479,933             3,874
2005......................            392,692             3,169
2006......................            219,330             1,770
Thereafter................            138,863             1,121
                                -------------          --------
 Total....................      Yen 2,330,159          $ 18,807
                                =============          ========


     The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the rights to offset cash deposited against any short-term or long-term debt that becomes due, and in case of default and certain other specified events, against all other debt payable to the banks. Whether such provisions can be enforced will depend upon the factual circumstances.

     In addition to the minimum lease payments receivable related to the payables under securitized lease receivables described in Note 9, the short-term and long-term debt payable to financial institutions are secured by the following assets as of March 31, 2001:

                                                                               Millions of
                                                          Millions of yen      U.S. dollars
                                                          ---------------      ------------
Time deposits............................................   Yen   7,895           $  64
Minimum lease payments, loans and future rentals.........        25,726             207
Investment in securities.................................        53,435             431
Other operating assets and office facilities, net........        17,555             142
                                                            -----------           -----
                                                            Yen 104,611           $ 844
                                                            ===========           =====


     In addition, under agreements with customers on brokerage business, customers' securities of Yen 3,023 million ($24 million) at market value are pledged as collateral for the short-term debt as of March 31, 2001.

     Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

     Long-term debt of Yen 1,539 million ($12 million) is guaranteed by commercial banks and an insurance company as of March 31, 2001.

12.  Deposits

     Deposits at March 31, 2000 and 2001, consist of the following:

                                                        Millions of
                             Millions of yen            U.S. dollars
                        ---------------------------     ------------
                           2000            2001             2001
                        -----------     -----------     ------------
Time deposits......     Yen 148,162     Yen 152,321        $1,229
Other deposits.....           6,761          25,993           210
                        -----------     -----------        ------
 Total.............     Yen 154,923     Yen 178,314        $1,439
                        ===========     ===========        ======


     The balances of time deposits, including CDs, issued in amounts of Yen 10 million ($81 thousand) or more were Yen 127,911 million and Yen 126,781 million ($1,023 million) at March 31, 2000 and 2001, respectively.

     The maturity schedule of time deposits at March 31, 2001 is as follows:

                                                      Millions of
Year ending March 31             Millions of yen      U.S. dollars
----------------------------     ---------------      ------------
2002........................        Yen 119,290           $   963
2003........................              9,134                73
2004........................             14,361               116
2005........................                 --                --
2006........................              9,536                77
                                    -----------           -------
 Total......................        Yen 152,321           $ 1,229
                                    ===========           =======

13.  Income Taxes

     Income before income taxes and the provision for income taxes in fiscal 1999, 2000 and 2001 are as follows:

                                                                                         Millions of
                                                      Millions of yen                   U.S. dollars
                                        ------------------------------------------      ------------
                                           1999            2000             2001             2001
                                        ----------      ----------      ----------      ------------
Income before income taxes:
   Domestic........................     Yen 15,728      Yen 33,245      Yen 56,076          $  452
   Foreign.........................         11,587          18,803           3,160              26
                                        ----------      ----------      ----------          ------
                                        Yen 27,315      Yen 52,048      Yen 59,236          $  478
                                        ==========      ==========      ==========          ======
Provision for income taxes:
 Current--
   Domestic........................     Yen  5,633      Yen  6,803      Yen 12,648          $  102
   Foreign.........................          6,407           8,139           4,320              35
                                        ----------      ----------      ----------          ------
                                            12,040          14,942          16,968             137
                                        ----------      ----------      ----------          ------
 Deferred--
   Domestic........................        (14,153)          7,913          13,080             105
   Foreign.........................          3,807          (1,449)         (4,969)            (40)
                                        ----------      ----------      ----------          ------
                                           (10,346)          6,464           8,111              65
                                        ----------      ----------      ----------          ------
Provision for income taxes........      Yen  1,694      Yen 21,406      Yen 25,079          $  202
                                        ==========      ==========      ==========          ======


     The normal income tax rate in Japan was approximately 48%, 42% and 42% in fiscal 1999, 2000 and 2001, respectively. The effective income tax rate is different from the normal income tax rate primarily because of certain permanent non-deductible expenses and inclusion in income of equity in net income of affiliates.

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

     Reconciliations of the differences between tax provision computed at the normal rate and consolidated provisions for income taxes in fiscal 1999, 2000 and 2001 are as follows:

                                                                                         Millions of
                                                      Millions of yen                   U.S. dollars
                                        ------------------------------------------      ------------
                                           1999            2000             2001             2001
                                        ----------      ----------      ----------      ------------
Income before income taxes............. Yen 27,315      Yen 52,048      Yen 59,236          $ 478
                                        ==========      ==========      ==========          =====
Tax provision computed at normal rate.. Yen 13,029      Yen 21,860      Yen 24,879          $ 201
Increases (reductions) in taxes due to:
 Application of the equity method......      2,846             150            (383)            (3)
 Permanent non-deductible expenses.....        858             677             575              4
 Effect of a change in tax rates.......    (14,582)             --              --             --
 Amortization of goodwill..............       (459)           (115)            147              1
 Effect of lower tax rate than normal
   in a domestic subsidiary............       (267)           (373)           (407)            (3)
 Other, net............................        269            (793)            268              2
                                        ----------      ----------      ----------          -----
Provision for income taxes............. Yen  1,694      Yen 21,406      Yen 25,079          $ 202
                                        ==========      ==========      ==========          =====

     Total income taxes recognized in fiscal 1999, 2000 and 2001 are as follows:

                                                                                         Millions of
                                                      Millions of yen                   U.S. dollars
                                        ------------------------------------------      ------------
                                           1999            2000             2001             2001
                                        ----------      ----------      ----------      ------------
Provision for income taxes............  Yen 1,694       Yen 21,406      Yen 25,079          $ 202
Income tax on other comprehensive
 income (loss):
 Net unrealized gains (losses) on
   investment in securities...........      1,414           28,435          (8,809)           (71)
 Minimum pension liability adjustment.         --           (2,515)           (859)            (7)
 Cumulative translation adjustments...       (528)            (958)          1,556             13
                                        ---------       ----------      ----------          -----
Total income taxes....................  Yen 2,580       Yen 46,368      Yen 16,967          $ 137
                                        =========       ==========      ==========          =====


     The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2000 and 2001 are as follows:

                                                                                        Millions of
                                                             Millions of yen            U.S. dollars
                                                        --------------------------      ------------
                                                           2000             2001             2001
                                                        ----------      ----------      ------------
Assets:
 Net operating loss carryforwards....................   Yen  14,184     Yen  13,219         $   107
 Allowance for doubtful receivables on direct
   financing leases and possible loan losses.........        30,181          30,904             249
 Installment loans...................................         3,360           2,863              23
 Policy liabilities..................................           704             799               6
 Accrued expenses....................................         4,381          11,247              91
 Other...............................................         2,218           2,866              23
                                                        -----------     -----------         -------
                                                        Yen  55,028     Yen  61,898         $   499
                                                        -----------     -----------         -------
Liabilities:
 Investment in direct financing leases...............   Yen 122,591     Yen 121,903         $   984
 Investment in operating leases......................        12,386          17,382             140
 Investment in securities............................        32,616          22,463             181
 Deferred life insurance acquisition costs...........         6,856          10,074              81
 Undistributed earnings..............................        11,623          12,333             100
 Other...............................................         2,950          11,167              90
                                                        -----------     -----------         -------
                                                        Yen 189,022     Yen 195,322         $ 1,576
                                                        -----------     -----------         -------
 Net deferred tax liability..........................   Yen 133,994     Yen 133,424         $ 1,077
                                                        ===========     ===========         =======


     Certain subsidiaries have recognized deferred tax assets from net operating loss carryforwards totaling Yen 36,504 million ($295 million) as of March 31, 2001, which expire as follows:

                                                      Millions of
Year ending March 31            Millions of yen       U.S. dollars
--------------------            ---------------       ------------
2002.......................       Yen  1,036             $   8
2003.......................            3,132                25
2004.......................            4,534                37
2005.......................            5,913                48
2006.......................            1,698                14
Thereafter.................           20,191               163
                                  ----------             -----
      Total................       Yen 36,504             $ 295
                                  ==========             =====


     Undistributed earnings of certain foreign subsidiaries for which deferred income taxes were not provided amounted to Yen 65,208 million ($526 million) as of March 31, 2001. Since the management decided that the undistributed earnings are permanently reinvested, no provision for income taxes has been provided.

     Net deferred tax assets and liabilities at March 31, 2000 and 2001 are reflected in the accompanying consolidated balance sheets under the following captions:

                                                               Millions of
                                     Millions of yen          U.S. dollars
                                --------------------------    ------------
                                   2000           2001            2001
                                -----------    -----------    ------------
Other assets................    Yen   1,224    Yen   2,006       $    16
Income taxes: Deferred......        135,218        135,430         1,093
                                -----------    -----------       -------
Net deferred tax liability..    Yen 133,994    Yen 133,424       $ 1,077
                                ===========    ===========       =======


14.  Pension Plans

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

               The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2000 and 2001 is as follows:

                                                                                              Millions of
                                                                  Millions of yen            U.S. dollars
                                                             --------------------------      ------------
                                                                2000            2001             2001
                                                             ----------      ----------      ------------
Change in benefit obligation:
 Benefit obligation at beginning of year................     Yen 30,805      Yen 46,065          $ 372
 Service cost...........................................          2,360           3,329             27
 Interest cost..........................................          1,460           1,496             12
 Plan participants' contributions.......................            458             567              5
 Plan amendments........................................            218            (560)            (5)
 Actuarial loss.........................................         12,145           2,997             24
 Foreign currency exchange rate change..................           (325)            460              4
 Benefits paid..........................................           (986)         (1,201)           (10)
 Plan curtailment.......................................            (70)             --             --
                                                             ----------      ----------          -----
Benefit obligation at end of year.......................     Yen 46,065      Yen 53,153          $ 429
                                                             ==========      ==========          =====

Change in plan assets:
Fair value of plan assets at beginning of year..........     Yen 30,936      Yen 38,823          $ 313
Actual return on plan assets............................          3,716          (2,576)           (21)
Employer contribution...................................          4,844           8,157             66
Plan participants' contributions........................            458             567              4
Benefits paid...........................................           (840)         (1,050)            (8)
Foreign currency exchange rate change...................           (291)            358              3
                                                             ----------      ----------          -----
Fair value of plan assets at end of year................     Yen 38,823      Yen 44,279          $ 357
                                                             ==========      ==========          =====

The funded status of the plans:
 Funded status..........................................     Yen (7,242)     Yen (8,874)         $ (71)
 Unrecognized prior service cost........................            253            (248)            (2)
 Unrecognized net actuarial loss........................         17,232          23,310            188
 Unrecognized net transition obligation.................            472             432              3
                                                             ----------      ----------          -----
   Net amount recognized................................     Yen 10,715      Yen 14,620          $ 118
                                                             ==========      ==========          =====



                                                                                              Millions of
                                                                  Millions of yen            U.S. dollars
                                                             --------------------------      ------------
                                                                2000            2001             2001
                                                             ----------      ----------      ------------
Amount recognized in the consolidated balance sheets
 consists of:
 Prepaid benefit cost...................................     Yen 10,077      Yen 14,601          $ 118
 Accrued benefit liability..............................         (5,564)         (8,226)           (66)
 Intangible asset.......................................            202             187              1
 Accumulated other comprehensive income, gross of tax...          6,000           8,058             65
                                                             ----------      ----------          -----
   Net amount recognized................................     Yen 10,715      Yen 14,620          $ 118
                                                             ==========      ==========          =====


     The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were Yen 19,829 million, Yen 16,230 million and Yen 10,899 million, respectively, at March 31, 2000, and Yen 23,681 million ($191 million), Yen 19,621 million ($158 million) and Yen 11,522 million ($93 million), respectively, at March 31, 2001.

     Net pension cost of the plans for fiscal 1999, 2000 and 2001 consists of the following:

                                                                                        Millions of
                                                      Millions of yen                   U.S. dollars
                                        ------------------------------------------      ------------
                                           1999            2000             2001             2001
                                        ----------      ----------      ----------      ------------
Service cost............................ Yen 2,140       Yen 2,360       Yen 3,329           $ 27
Interest cost...........................     1,297           1,460           1,496             12
Expected return on plan assets..........    (1,369)         (1,565)         (1,323)           (11)
Amortization of unrecognized transition
  obligation............................        45              35              29              0
Amortization of unrecognized net
  actuarial loss........................       175             237             818              7
Amortization of unrecognized prior
  service cost..........................         2              10             (26)            (0)
Plan curtailment........................        --             (43)             --             --
                                         ---------       ---------       ---------           ----
 Net periodic pension cost.............. Yen 2,290       Yen 2,494       Yen 4,323           $ 35
                                         =========       =========       =========           ====


     Significant assumptions of domestic and foreign pension plans used to determine these amounts for fiscal 1999, 2000 and 2001 are as follows:

Domestic                                               1999      2000      2001
--------                                               ----      ----      ----
Discount rate....................................      4.4%      3.0%      3.0%
Rate of increase in compensation levels..........      2.6%      2.6%      2.1%
Expected long-term rate of return on plan assets.      4.4%      3.0%      3.0%

Foreign                                                1999      2000      2001
-------                                                ----      ----      ----
Discount rate....................................      6.8%      7.8%      7.3%
Rate of increase in compensation levels..........      4.0%      5.0%      4.5%
Expected long-term rate of return on plan assets.      9.3%      9.3%      9.3%


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

     Total provisions charged to income for all the plans including the defined benefit plans are Yen 2,942 million, Yen 3,431 million and Yen 5,119 million ($41 million) in fiscal 1999, 2000 and 2001, respectively.

15.  Stock-Based Compensation

     The Company has introduced stock option plans for directors, executive officers and key employees. Under the plans, the right is granted to purchase the treasury shares of the Company at a certain purchase price. The exercise price was determined based on a formula linked to a stock price of the shares on the Tokyo Stock Exchange. Under the stock option plans in fiscal 1999 and 2000, the options vest 100% on the grant date. Under the stock option plan in fiscal 2001, the option vest 100% over three years' service periods starting July 2000. Exercisable periods are 9.75 years, 9.7 years and 10 years from the grant date in 1999, 2000 and 2001, respectively. The Company acquired 146,000, 145,000 and 316,700 shares of its common stock for the plan during fiscal 1999, 2000 and 2001, respectively. The Board of Directors intends to obtain approval from the shareholders, at the next general meeting, to be held on June 28, 2001, for an additional grant of stock options for 300,900 shares during fiscal 2002.

     FASB Statement No.123 ("Accounting for Stock-Based Compensation") defines a fair value based method of accounting for a stock option. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25 ("Accounting for Stock Issued to Employees"), the former standard. The Company chose to use the measurement prescribed by APB Opinion No. 25 and recognized no compensation expense in fiscal 1999, 2000 and 2001. Had compensation cost for the Company's stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share in fiscal 1999, 2000 and 2001 would have been as follows:

                                                          1999           2000           2001          2001
                                                       ----------     ----------     ----------      ------
Net income
  (millions of yen and millions of U.S. dollars)..     Yen 25,102     Yen 29,761     Yen 33,694      $  272
Basic earnings per share
  (yen and U.S. dollars)..........................     Yen 323.74     Yen 374.19     Yen 412.11      $ 3.33
Diluted earnings per share
  (yen and U.S. dollars)..........................     Yen 323.74     Yen 365.66     Yen 395.57      $ 3.19


     The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

                               1999         2000          2001
                            ---------     ---------     ---------
Grant-date fair value...    Yen 3,552     Yen 6,078     Yen 5,847    ($47.19)
Expected life...........      10Years     8.55Years     9.25Years
Risk-free rate..........        0.81%         1.72%         1.15%
Expected volatility.....       29.74%        35.53%        30.79%
Expected dividend yield.       0.161%        0.149%        0.096%

     The following table summarizes information about stock option activity for fiscal 1999, 2000 and 2001:

                                                                    Weighted average exercise price
                                                                    --------------------------------
                                             Number of shares           Yen             U.S. dollars
                                             ----------------       ----------          ------------
Outstanding at March 31, 1998..........          168,000            Yen  7,665
Granted................................          146,000                 7,784
Exercised..............................               --                    --
Forfeited or expired...................               --
                                                                            --

Outstanding at March 31, 1999..........          314,000                 7,720
Granted................................          145,000                10,393
Exercised..............................           57,000                 7,686
Forfeited or expired...................               --                    --

Outstanding at March 31, 2000..........          402,000                 8,689
Granted................................          316,700                16,272            $ 131.33
Exercised..............................           35,900                 7,706               62.20
Forfeited or expired...................            1,300                16,272              131.33

Outstanding at March 31, 2001..........          681,500            Yen 12,250            $  98.87


     Exercisable options are 314,000, 402,000 and 366,100 at March 31, 1999, 2000 and 2001, respectively. Exercise prices of all the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000.

     Summary information about the Company's stock options outstanding and exercisable at March 31, 2001 is as follows:

                                              Outstanding                                      Exercisable
                        --------------------------------------------------------    ---------------------------------
 Range of Exercise                       Weighted average      Weighted average                      Weighted average
       Price                              remaining life        exercise price                        exercise price
-------------------     Number of        ----------------      ----------------     Number of        ----------------
        Yen               shares               Years                 Yen              shares                Yen
---------------------------------------------------------------------------------------------------------------------
Yen  7,665-Yen 10,000    221,000                4.60             Yen  7,731          221,100           Yen  7,731
     10,001-   13,000    145,000                8.25                 10,393          145,000               10,393
     13,001-   16,272    315,400                9.25                 16,272               --                   --
---------------------------------------------------------------------------------------------------------------------
 Yen 7,665-Yen 16,272    681,500                7.53             Yen 12,250          366,100           Yen  8,786
---------------------------------------------------------------------------------------------------------------------
                                              Outstanding                                      Exercisable
                        --------------------------------------------------------    ---------------------------------
 Range of Exercise                       Weighted average      Weighted average                      Weighted average
       Price                              remaining life        exercise price                        exercise price
-------------------     Number of        ----------------      ----------------     Number of        ----------------
    U.S. dollars          shares               Years            U.S. dollars         shares            U.S. dollars
---------------------------------------------------------------------------------------------------------------------
$ 61.86 - $ 80.71        221,000                4.60               $  62.40         221,100              $  62.40
  80.72 -  104.92        145,000                8.25                  83.88         145,000                 83.88
 104.93 -  131.33        315,400                9.25                 131.33              --                    --
---------------------------------------------------------------------------------------------------------------------
$ 61.86 - $131.33        681,500                7.53               $  98.87         366,100              $  70.91


     The Company has also introduced warrant plans to corporate auditors and key employees (not including employees who were option holders under the stock option plan) of the Company and directors of its certain subsidiaries since fiscal 1998. Under the plans, the Company granted warrants to purchase 315,593 shares, 302,484 shares and 126,143 shares by repurchasing warrants attached to bonds with warrants issued by the Company during fiscal 1999, 2000 and 2001, respectively. Grant-date fair value was Yen 510, Yen 1,100 and Yen 1,410 ($11.38), and exercise price was Yen 6,885, Yen 11,291 and Yen 14,090 ($113.72)
in fiscal 1999, 2000 and 2001, respectively. Exercise price of the warrants granted in fiscal 1998 has been adjusted since November 14, 1998, by issuance of bonds with warrants in fiscal 1999 by the Company. Exercise prices of all the granted warrants were adjusted on April 1, 2000, for a 1.2-for-1 stock split implemented on May 19, 2000.

     Subject to the final approval by the Board of Directors of the Company, the Company intends to introduce a warrant plan in fiscal 2002. Under the plan, warrants to purchase approximately 123,900 shares will be granted to corporate auditors of the Company, directors, corporate auditors and key employees of its certain subsidiaries by repurchasing warrants attached to bonds with warrants to be issued by the Company during fiscal 2002. The exercise price of the warrants will be determined based on a formula linked to a stock price when the terms for issuing the bonds with warrants are determined.

16.  Accumulated Other Comprehensive Income (Loss)

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

     Changes in each component of accumulated other comprehensive income (loss) in fiscal 1999, 2000 and 2001 are as follows:

                                                                                     Millions of yen
                                                          ---------------------------------------------------------------------
                                                          Net unrealized          Minimum                          Accumulated
                                                             gains on             pension           Cumulative        other
                                                          investment in          liability         translation    comprehensive
                                                            securities          adjustments        adjustments    income (loss)
                                                          --------------        -----------        -----------    -------------
Balance at March 31, 1998.............................     Yen   2,711          Yen      --        Yen (20,790)    Yen (18,079)
Net unrealized gains (losses) on investment in
 securities, net of tax of Yen 1,317 million...........         (1,096)                                                 (1,096)
Reclassification adjustment for losses included in
 net income, net of tax of Yen (2,731) million.........          2,538                                                   2,538
Foreign currency translation adjustments, net of tax
 of Yen 892 million....................................                                                (16,118)        (16,118)
Reclassification adjustment for losses included in
 net income, net of tax of Yen (364) million ..........                                                  5,205           5,205
                                                           -----------          -----------        -----------     -----------
Current period change.................................     Yen   1,442          Yen      --        Yen (10,913)    Yen  (9,471)
                                                           -----------          -----------        -----------     -----------
Balance at March 31, 1999.............................     Yen   4,153          Yen      --        Yen (31,703)    Yen (27,550)
Net unrealized gains (losses) on investment in
 securities, net of tax of Yen (28,919) million........         42,699                                                  42,699
Reclassification adjustment for losses included in
 net income, net of tax Yen 484 million................         (1,148)                                                 (1,148)
Minimum pension liability adjustments, net of tax of
 Yen 2,515 million.....................................                              (3,485)                            (3,485)
Foreign currency translation adjustments, net of tax
 of Yen 1,219 million..................................                                                (12,184)        (12,184)
Reclassification adjustment for losses included in
 net income, net of tax of Yen (261) million...........                                                    251             251
                                                           -----------          -----------        -----------     -----------
Current period change.................................     Yen  41,551          Yen  (3,485)       Yen (11,933)    Yen  26,133
                                                           -----------          -----------        -----------     -----------
Balance at March 31, 2000.............................     Yen  45,704          Yen  (3,485)       Yen (43,636)    Yen  (1,417)
Net unrealized gains (losses) on investment in
 securities, net of tax of Yen 9,750 million...........        (12,334)                                                (12,334)
Reclassification adjustment for losses included in
 net income, net of tax of Yen (941) million...........            974                                                     974
Minimum pension liability adjustments, net of tax of
 Yen 859 million.......................................                              (1,199)                            (1,199)



                                                                                     Millions of yen
                                                          ---------------------------------------------------------------------
                                                          Net unrealized          Minimum                          Accumulated
                                                             gains on             pension           Cumulative        other
                                                          investment in          liability         translation    comprehensive
                                                            securities          adjustments        adjustments    income (loss)
                                                          --------------        -----------        -----------    -------------
Foreign currency translation adjustments, net of tax
 of Yen (1,556) million................................                                                 20,532          20,532
Reclassification adjustment for gains included in net
 income, net of tax Yen- million......................                                                  (2,004)         (2,004)
                                                           -----------          -----------        -----------     -----------
Current period change.................................     Yen (11,360)         Yen  (1,199)       Yen  18,528     Yen   5,969
                                                           -----------          -----------        -----------     -----------
Balance at March 31, 2001.............................     Yen  34,344          Yen  (4,684)       Yen (25,108)    Yen   4,552
                                                           ===========          ===========        ===========     ===========

                                                                                 Millions of U.S. dollars
                                                          ---------------------------------------------------------------------
                                                          Net unrealized          Minimum                          Accumulated
                                                             gains on             pension           Cumulative        other
                                                          investment in          liability         translation    comprehensive
                                                            securities          adjustments        adjustments    income (loss)
                                                          --------------        -----------        -----------    -------------
Balance at March 31, 2000..............................    $       369          $       (28)       $      (352)    $       (11)
Net unrealized gains (losses) on investment in
 securities, net of tax of $79 million.................           (100)                                                   (100)
Reclassification adjustment to losses included in net
 income, net of tax of $(8) million....................              8                                                       8
Minimum pension liability adjustments, net of tax of
 $7 million............................................                                 (10)                               (10)
Foreign currency translation adjustments, net of tax
 of $(13) million......................................                                                    166             166
Reclassification adjustment for gains included in net
 income, net of tax of $- million......................                                                    (16)            (16)
                                                           -----------          -----------        -----------     -----------
Current period change..................................    $       (92)         $       (10)       $       150     $        48
                                                           -----------          -----------        -----------     -----------
Balance at March 31, 2001..............................    $       277          $       (38)       $      (202)    $        37
                                                           ===========          ===========        ===========     ===========


17.  Shareholders Equity

     Changes in the number of shares issued and outstanding in fiscal 1999, 2000 and 2001 are as follows:

                                                                                      Number of shares
                                                                          ------------------------------------------
                                                                             1999            2000            2001
                                                                          ----------      ----------      ----------
Beginning balance...................................................      64,870,299      64,870,299      68,630,294
Common stock issued in public offering..............................              --       3,300,000              --
Exercise of warrants................................................              --         357,175          31,673
Common Stock issued for acquisitions of minority interests of
 subsidiaries.......................................................              --         102,820              --
Common stock issued in stock split on May 19, 2000..................              --              --      13,726,058
                                                                          ----------      ----------      ----------
Ending balance......................................................      64,870,299      68,630,294      82,388,025
                                                                          ==========      ==========      ==========

     The Japanese Commercial Code (the "Code") provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriate to a legal reserve until such reserve equals 25% of the issued capital. The Code also provides that both additional paid-in capital and the legal reserve are not available for cash dividends but may be used to reduce a capital deficit by resolution of the shareholders or may be capitalized by resolution of the Board of Directors.

     The Code provides that at least one-half of the issue price of new shares, with a minimum of the per value thereof, be included in common stock. In conformity therewith, the Company has divided the principal amount of the bonds converted into common stock and the proceeds received from the issuance of common stock, including the exercise of warrants, equally between common stock and additional paid-in capital by resolution of the Board of Directors.

     The Board of Directors intends to recommend to the shareholders, at the next general meeting, to be held on June 28, 2001, the declaration of a cash dividend totaling Yen 1,226 million ($10 million), which will be paid in that month to the shareholders of record as of March 31, 2001, covering fiscal 2001, and the related appropriation of retained earnings to the legal reserve of Yen 130 million ($1 million).

     The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's nonconsolidated books of account in accordance with accounting principles generally accepted in Japan, and amounted to Yen 109,675 million ($885 million) as of March 31, 2001. However, there are restrictions on the payment of dividends relating to the treasury stock acquired for the stock option plan, amounting to Yen 8,284 million ($67 million), and net unrealized gains on investment in securities and earning impact of derivatives under accounting principles generally accepted in Japan, amounting to Yen 16,686 million ($135 million) as of March 31, 2001.

     Retained earnings at March 31, 2001 includes Yen 23,598 million ($190 million) relating to equity in undistributed earnings of 50% or less owned companies accounted for by the equity method.

     The Company implemented a 1.2-for-1 stock split on May 19, 2000 and assigned to all shareholders appearing on the final list of shareholders as of March 31, 2000.

18.  Brokerage Commissions and Gains on Investments Securities

     Brokerage commissions and gains on investment securities in fiscal 1999, 2000 and 2001 consist of the following:

                                                                                             Millions of
                                                            Millions of yen                  U.S. dollars
                                                 ---------------------------------------     ------------
                                                   1999          2000           2001             2001
                                                 ---------     ----------     ----------     ------------
Brokerage commissions.......................     Yen 1,165     Yen  3,089     Yen  3,252         $ 26
Gains on investment securities, net.........         6,216         16,611          8,803           71
                                                 ---------     ----------     ----------         ----
                                                 Yen 7,381     Yen 19,700     Yen 12,055         $ 97
                                                 =========     ==========     ==========         ====


     Trading activities -- Gains on investment securities, net, include net trading revenue on trading securities amounting to Yen 679 million, Yen 1,390 million and Yen 552 million ($4 million) for fiscal 1999, 2000 and 2001, respectively. A gain of Yen 561 million, a loss of Yen 15 million and a gain of Yen 444 million ($4 million) of derivative trading instruments are also included in gains on investment securities, net, for fiscal 1999, 2000 and 2001, respectively.

19.  Life Insurance Operations

     Life insurance premiums and related investment income in fiscal 1999, 2000 and 2001 consist of the following

                                                                                             Millions of
                                                            Millions of yen                  U.S. dollars
                                                 ---------------------------------------     ------------
                                                   1999          2000           2001             2001
                                                 ---------     ----------     ----------     ------------
Life insurance premiums........................  Yen 186,629   Yen 190,758    Yen 141,528       $ 1,143
Life insurance related investment income.......        9,630        15,071         16,786           135
                                                 -----------   -----------    -----------       -------
                                                 Yen 196,259   Yen 205,829    Yen 158,314       $ 1,278
                                                 ===========   ===========    ===========       =======


     Benefits and expenses of the life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized in proportion to premium revenue recognized. Amortizations charged to income for fiscal 1999, 2000 and 2001 amounted to Yen 8,428 million, Yen 9,756 and Yen 10,671 million ($86 million), respectively.

20.  Other Operations

     Other operations revenues and expenses include revenues and costs from sales of residential apartments, fee income and costs from servicing of receivables, commission income and costs from sales of commodities funds and revenues and expenses from other operations.

21.  Per Share Data

     In Japan, dividends which are payable to shareholders of record at the end of fiscal year are subsequently approved shareholders, and, accordingly, the declaration of these dividends is not reflected in the financial statements at such fiscal year-end. However, dividends per share shown in the consolidated statements of income have been presented on an accrual basis and include, in each fiscal year, dividends to be approved by shareholders after such fiscal year.

     In fiscal 1999, diluted EPS was equal to basic EPS, and a reconciliation of the differences between basic and diluted EPS in fiscal 2000 and 2001 is as follows:

March 31, 2000
--------------                                             Millions of yen        Thousands            Yen
                                                           ---------------      --------------      ----------
                                                                                  Weighted-
                                                             Net income         average shares         EPS
                                                           ---------------      --------------      ----------
Basic EPS:
 Net income available to common stockholders..........       Yen 30,642              79,534        Yen 385.27
 Effect of dilutive securities--
   Warrants...........................................               --                 160
   Convertible notes..................................               43               1,560
   Treasury stock.....................................               --                 133
                                                             ----------              ------        ----------
Diluted EPS:
   Net income for computation.........................       Yen 30,685              81,387        Yen 377.02
                                                             ==========              ======        ==========

March 31, 2001
--------------                                       Millions of yen        Thousands            Yen          U.S. dollars
                                                     ---------------      --------------      ----------      ------------
                                                                            Weighted-
                                                       Net income         average shares         EPS               EPS
                                                     ---------------      --------------      ----------      ------------
Basic EPS:
 Net income available to common stockholders....       Yen 34,157              81,760         Yen 417.77         $ 3.37
 Effect of dilutive securities--
   Warrants.....................................               --                 127
   Convertible notes............................               87               3,381
   Treasury stock...............................               --                 132
                                                       ----------              ------         ----------         ------
Diluted EPS:
   Net income for computation...................       Yen 34,244              85,400         Yen 400.99         $ 3.24
                                                       ==========              ======         ==========         ======


     EPS has been adjusted for the stock splits retroactively (see notes 1 (y) and 17).

22.  Derivative Financial Instruments and Risk Management

     The Company and its subsidiaries operate internationally, giving rise to significant exposures to market risks from changes in interest rates and foreign exchange rates. Derivative financial instruments are utilized by the Company and its subsidiaries to reduce those risks, as explained in this note.

(a)  Interest rate risk management

     The Company and certain subsidiaries have entered into various types of interest rate contracts in managing their interest rate risk as of March 31, 2000 and 2001, as indicated in the following table:

                                                                                            Millions of
                                                             Millions of yen                U.S. dollars
                                                  -----------------------------------      ---------------
                                                        2000                2001                2001
                                                  ---------------     ---------------      ---------------
                                                  Notional amount     Notional amount      Notional amount
                                                  ---------------     ---------------      ---------------
Interest rate swap agreements................      Yen 957,398        Yen  626,380            $ 5,056
Options, caps, floors and collars held.......           57,447              96,153                776
Futures......................................           14,233              71,754                579


     Under interest rate swap agreements, the Company and its subsidiaries agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount. Certain agreements are combinations of interest rate and foreign currency swap transactions. The Company and its subsidiaries pay the fixed rate and receive the floating rate under the majority of their swaps which hedge the risk of variability of cash flows originated from floating rate assets, liabilities, or forecasted transactions. The Company and its subsidiaries also entered into some swaps in which they pay the floating rate and receive the fixed rate.

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

(b)  Loan commitments

     Loan commitments are agreements to make loans as long as the agreed-upon terms are met. The outstanding amounts of those loan commitments as of March 31, 2000 and 2001 are set out in the following table:

                                                                          Millions of
                                             Millions of yen              U.S. dollars
                                  -----------------------------------    ---------------
                                        2000               2001               2001
                                  ---------------     ---------------    ---------------
                                    Outstanding         Outstanding        Outstanding
                                  contract amount     contract amount    contract amount
                                  ---------------     ---------------    ---------------
Loan commitments............         Yen 10,273         Yen 57,786             $ 466


(c)  Foreign exchange risk management

     The Company and its subsidiaries have entered into foreign exchange forward contracts and foreign currency swap agreements in managing their foreign exchange risk as of March 31, 2000 and 2001, as indicated in the following table:

                                                                                            Millions of
                                                             Millions of yen                U.S. dollars
                                                  -----------------------------------      ---------------
                                                        2000                2001                2001
                                                  ---------------     ---------------      ---------------
                                                  Notional amount     Notional amount      Notional amount
                                                  ---------------     ---------------      ---------------
Foreign exchange forward contracts.......          Yen  36,617          Yen 104,350             $   842
Foreign currency swap agreements.........              330,491              393,084               3,173

     Foreign exchange forward contracts and foreign currency swap agreements are agreements between two parties to purchase and sell a foreign currency for a price specified at the contract date, with delivery and settlement in the future. The Company and its subsidiaries use such contracts to hedge the risk of change in foreign currency exchange rates associated with certain assets and obligations denominated in foreign currencies.

(d)  Other derivative instruments

     The Company and its subsidiaries have entered into various types of contracts for the purpose of trading activities as of March 31, 2000 and 2001, as indicated in the following table:

                                                                                            Millions of
                                                             Millions of yen                U.S. dollars
                                                  -----------------------------------      ---------------
                                                        2000                2001                2001
                                                  ---------------     ---------------      ---------------
                                                  Notional amount     Notional amount      Notional amount
                                                  ---------------     ---------------      ---------------
Futures.......................................     Yen  15,347         Yen  72,160              $ 582
Interest rate swap agreements .................          7,060              43,154                348
Options, caps, floors and collars held.........          9,080              15,380                124
Options, caps, floors and collars written......         12,265              70,474                569
Foreign exchange forward contracts.............            938               1,651                 13


23.  Significant Concentrations of Credit Risk

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

     At March 31, 2000 and 2001, no concentration with a single obligor exceeded 1 % of consolidated total assets. With respect to the Company and its subsidiaries' credit exposures on a geographic basis, approximately Yen 3,490 billion, or 76%, at March 31, 2000 and approximately Yen 3,609 billion ($29,128 million), or 74%, at March 31, 2001 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks as to foreign countries is exposure attributable to the United States of America.

     The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with the lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March 31, 2000 and 2001, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases which exceeded 10% of the consolidated total assets. The percentage of investment in transportation equipment to consolidated total assets was 10.4% as of March 31, 2000 and 2001.

24.  Estimated Fair Value of Financial Instruments

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

                                                                                     March 31, 2000
                                                                            ------------------------------
                                                                                     Millions of yen
                                                                            ------------------------------
                                                                              Carrying         Estimated
                                                                               amount          fair value
                                                                            -------------    -------------
Trading instruments
Trading securities .......................................................  Yen       390    Yen       390
Futures:
 Assets...................................................................             53               53
Options and other derivatives:
 Assets...................................................................             90               90
 Liabilities..............................................................             38               38
Non-trading instruments
Assets:
 Cash and cash equivalents................................................        265,956          265,956
 Restricted cash and cash equivalents.....................................         13,666           13,666
 Time deposits............................................................          7,698            7,698
 Installment loans........................................................      1,791,439        1,791,449
 Allowance for doubtful receivables on possible loan losses...............       (101,156)        (101,156)
 Investment in securities:
   Practicable to estimate fair value.....................................        701,042          701,042
   Not practicable to estimate fair value.................................         56,949           56,949
Liabilities:
 Short-term debt..........................................................      1,912,761        1,912,761
 Deposits.................................................................        154,923          155,492
 Long-term debt...........................................................      1,942,784        1,964,017
Foreign exchange forward contracts:
 Assets ..................................................................            463              463
 Liabilities..............................................................             20               20
Foreign currency swap agreements:
 Assets...................................................................              -           23,154
 Liabilities..............................................................              -            3,140
Interest rate swap agreements:
 Assets...................................................................              -           11,680
 Liabilities..............................................................              -           12,815
Options and other derivatives:
 Assets...................................................................             78              (12)
 Liabilities..............................................................              5              101

                                                                                        March 31, 2001
                                                              ------------------------------------------------------------------
                                                                       Millions of yen                Millions of U.S. dollars
                                                              -----------------------------         ----------------------------
                                                                 Carrying       Estimated           Carrying          Estimated
                                                                  amount        fair value           amount           fair value
                                                              -------------     -----------         ---------         ----------
Trading instruments
Trading securities........................................... Yen       581     Yen     581          $      5          $      5
Futures:
 Assets......................................................         1,181           1,181                10                10
 Liabilities.................................................           228             228                 2                 2
Options and other derivatives:
 Assets .....................................................           882             882                 7                 7
 Liabilities.................................................            84              84                 1                 1
Non-trading instruments
Assets:
 Cash and cash equivalents...................................       155,411         155,411             1,254             1,254
 Restricted cash and cash equivalents........................        17,072          17,072               138               138



                                                                                        March 31, 2001
                                                              ------------------------------------------------------------------
                                                                       Millions of yen                Millions of U.S. dollars
                                                              -----------------------------         ----------------------------
                                                                 Carrying       Estimated           Carrying          Estimated
                                                                  amount        fair value           amount           fair value
                                                              -------------     -----------         ---------         ----------
 Time deposits...............................................         8,673           8,673                70                70
 Installment loans...........................................     1,846,511       1,867,074            14,903            15,069
 Allowance for doubtful receivables on possible loan losses..      (100,192)       (100,192)             (809)             (809)
Investment in securities:
 Practicable to estimate fair value..........................       854,414         854,415             6,896             6,896
 Not practicable to estimate fair value......................        87,163          87,163               703               703
Liabilities:
 Short-term debt.............................................     1,562,072       1,562,072            12,608            12,608
 Deposits....................................................       178,314         179,376             1,439             1,448
 Long-term debt..............................................     2,330,159       2,361,801            18,807            19,062
Foreign exchange forward contracts:
 Assets......................................................         2,273           2,273                18                18
 Liabilities.................................................         1,557           1,557                13                13
Foreign currency swap agreements:
 Assets......................................................             -           5,044                 -                41
 Liabilities.................................................             -          32,822                 -               265
Interest rate swap agreements:
 Assets......................................................             -           7,126                 -                58
 Liabilities.................................................             -          17,298                 -               140
Options and other derivatives:
 Assets .....................................................           323             (46)                3                (0)
 Liabilities.................................................             -             657                 -                 5


     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The estimated fair value amounts were determined using available market information, discounted cash flow information utilized by the Company and its subsidiaries in conducting new business and certain valuation methodologies. If quoted market prices were not readily available, management estimated a fair value. Accordingly, the estimates may not be indicative of the amounts at which the financial instruments could be exchanged in a current or future market transaction. Due to the uncertainty of expected cash flows resulting from financial instruments, the use of different assumptions and valuation methodologies may have a significant effect on the derived estimated fair value amounts.

      Estimation of fair value

     The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

     Cash and cash equivalents, restricted cash and cash equivalents, time deposits and short-term debt- For cash and cash equivalents, restricted cash and cash equivalents, time deposits and short-term debt, the carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to relatively short maturity.

     Installment loans- The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans and other loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities.

     Investment in securities- For trading securities and available-for-sale securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values).

     For other securities, for which there were no quoted market prices, reasonable estimates of fair values could not be made without incurring excessive costs.

     Deposits- The carrying amounts of demand deposits recognized in the balance sheets were determined to be reasonable estimates of their fair value. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

     Long-term debt- The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium- and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates which were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates.

     Derivatives- The fair value of derivatives generally reflects the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are available for most of the Company's and its subsidiaries' derivatives.

25.  Commitments and Contingent Liabilities

     Commitments, guarantees and contingencies. As of March 31, 2001, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of approximately Yen 8,272 million ($67 million).

     The minimum future rentals on non-cancelable operating leases are as follows:

                                                      Millions of
Year ending March 31             Millions of yen      U.S. dollars
--------------------             ---------------      ------------
2002........................       Yen   632               $ 5
2003........................             506                 4
2004........................             455                 4
2005........................             409                 3
2006........................             376                 3
Thereafter..................           1,037                 9
                                   ---------               ---
 Total......................       Yen 3,415               $28
                                   =========               ===


     The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling Yen 6,996 million, Yen 5,674 million and Yen 5,722 million ($46 million) in fiscal 1999, 2000 and 2001, respectively.

     As of March 31, 2001, the Company and its subsidiaries were contingently liable as guarantor for borrowings of Yen 18,950 million ($153 million) by customers, principally on consumer loans, and by employees.

     Litigation- The Company and its subsidiaries are also involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims has a material impact on the Company's financial position or results of operations.

26.  Segment Information

     Effective April 1, 1998, the Company adopted FASB Statement No. 131 ("Disclosures about Segments of an Enterprise and Related Information"). The following table presents segment financial information on the basis that is regularly used by management for evaluating the segment performance and deciding how to allocate resources to them.

The reportable segments are identified based on the nature of services for domestic operations and on geographic area for foreign operations. As to the segments of corporate finance, equipment operating leases and real estate related finance in domestic operations, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

     Corporate finance operations are primarily corporate direct financing leases and lending operations other than real estate related lending. Equipment operating lease operations are comprised of operating leases over measuring equipment, information-related equipment and automobiles. Real estate related finance operations include corporate real estate financing activities as well as personal housing loan lending operations. Real estate operations primarily comprise residential subdivision developments as well as the rental and management of office buildings, hotels and training facilities. Life insurance operations include direct and agency life insurance sales and related activities. The three foreign operating segments, the Americas, Asia and Oceania, and Europe, include direct financing lease operations, investment in securities, collateralized real property lending and aircraft and ship financing operations. Other operations, which are not deemed by management to be sufficiently material to disclose as separate items and do not fall into the above segment categories, are reported under domestic other operations. They primarily include securities transactions, venture capital operations and card loans.

     Financial information of the segments for fiscal 1999, 2000 and 2001 is as follows:

                                                                Year ended March 31, 1999
                                    ---------------------------------------------------------------------------------
                                                                     Millions of yen
                                    ---------------------------------------------------------------------------------
                                                                    Domestic operations
                                    ---------------------------------------------------------------------------------
                                                     Equipment   Real estate
                                        Corporate    operating     related         Real         Life
                                         finance      leases       finance        estate     insurance      Other
                                    ---------------------------------------------------------------------------------
Revenues                            Yen   122,629  Yen  51,000   Yen  17,731  Yen  39,088   Yen 195,484  Yen  22,684
Interest revenue....................       17,926            7        16,601          519             -       16,828
Interest expense....................       41,697        1,538        10,891        4,220             -        4,435
Depreciation and amortization.......       26,427       30,299         2,259        3,994           359          338
Other significant non-cash items:
  Provision for doubtful receivables
    and possible loan losses........       24,420           35        15,857            -             -        3,324
  Write-downs of long-lived assets..            -            -             -            -             -            -
  Increase in policy liabilities....            -            -             -            -       135,086            -
Equity in net income (loss) of and
  gain (loss) on sales of affiliates          (16)           4             -            -             -          (99)
Segment profit(loss)...............        35,240        6,923       (11,013)      (2,236)        3,813       (4,266)
Segment assets......................    2,046,516      109,772       573,767      273,504       334,836      248,872
Long-lived assets..................        33,338       63,433         3,744      245,963             -        5,877
Expenditures for long-lived assets..       10,524       34,399         2,175       27,121             -        1,333
Investment in affiliates............          141           16             -            -             -        9,313


(table continued)

                                                 Year ended March 31, 1999
                                      ----------------------------------------------------------
                                                    Millions of yen
                                      ----------------------------------------------------------
                                                  Foreign operations
                                      ------------------------------------------
                                           The        Asia and
                                        Americas      Oceania         Europe        Total
                                      ----------------------------------------------------------
Revenues                              Yen  68,821   Yen  51,220    Yen  23,811   Yen   592,468
Interest revenue....................       26,048        18,750          9,674         106,353
Interest expense....................       34,049        27,707         13,174         137,711
Depreciation and amortization.......        5,507        12,038          7,693          88,914
Other significant non-cash items:
  Provision for doubtful receivables
    and possible loan losses........        5,217         1,775          1,217          51,845
  Write-downs of long-lived assets..          644             -              -             644
  Increase in policy liabilities....            -             -              -         135,086
Equity in net income (loss) of and
  gain (loss) on sales of affiliates        7,564       (10,979)            11          (3,515)
Segment profit(loss)...............        20,590       (11,729)           264          37,586
Segment assets......................      634,101       440,872        178,559       4,840,799
Long-lived assets..................        32,773        82,204         79,247         546,579
Expenditures for long-lived assets..       20,312        37,109            136         133,109
Investment in affiliates............       38,956         8,997            169          57,592

                                                                Year ended March 31, 2000
                                     ------------------------------------------------------------------------------
                                                                     Millions of yen
                                     ------------------------------------------------------------------------------
                                                                   Domestic operations
                                     ------------------------------------------------------------------------------
                                                    Equipment   Real estate
                                       Corporate    operating     related         Real         Life
                                        finance      leases       finance        estate     insurance      Other
                                     ------------------------------------------------------------------------------
Revenues............................Yen   121,415  Yen  53,000   Yen  17,294  Yen  44,873   Yen 204,746   Yen  30,882
Interest revenue....................       16,326            3        16,268          741             -        18,385
Interest expense....................       31,322        1,267         7,775        4,271             -         2,624
Depreciation and amortization.......       31,196       31,097         1,499        3,213           550         2,045
Other significant non-cash items:
 Provision for doubtful receivables
   and possible loan losses.........       21,798            6         9,964            5             -         6,173
 Write-downs of long-lived assets ..            -            -           149        7,398             -             -
 Increase in policy liabilities.....            -            -             -            -       137,902             -
Equity in net income (loss) of and
 gain (loss) on sales of affiliates.           37           11            28            -             -        (1,679)
Segment profit (loss)...............       40,918        7,823        (3,415)      (8,241)        5,455        (1,036)
Segment assets......................    1,968,590      113,389       597,274      276,494       425,335       242,280
Long-lived assets...................       39,561       63,122         3,617      252,128         3,258         5,352
Expenditures for long-lived assets..       19,316       35,003         3,617       34,183         3,295            87
Investment in affiliates............          165           22            95            -             -        12,539


(table continued)
                                             Year ended March 31, 2000
                                     ----------------------------------------------------
                                                   Millions of yen
                                     ----------------------------------------------------
                                                 Foreign operations
                                     ------------------------------------
                                             The      Asia and
                                          Americas     Oceania     Europe        Total
                                     ----------------------------------------------------
Revenues............................    Yen  74,525  Yen  49,739  Yen 18,260  Yen   614,734
Interest revenue....................         26,985       14,882       6,730        100,320
Interest expense....................         33,852       22,003       9,584        112,698
Depreciation and amortization.......          4,405       13,354       5,844         93,203
Other significant non-cash items:
 Provision for doubtful receivables
   and possible loan losses.........          4,505        2,627         495         45,573
 Write-downs of long-lived assets ..            334            -           -          7,881
 Increase in policy liabilities.....              -            -           -        137,902
Equity in net income (loss) of and
 gain (loss) on sales of affiliates.             38        1,081          19           (465)
Segment profit (loss)...............         18,775        3,371         278         63,928
Segment assets......................        691,403      369,540     159,608      4,843,913
Long-lived assets...................         55,312       76,674      60,485        559,509
Expenditures for long-lived assets..         41,903       29,510           1        166,915
Investment in affiliates............         29,729        9,156         163         51,869

                                                             Year ended March 31, 2001
                                     ---------------------------------------------------------------------------
                                                                   Millions of yen
                                     ---------------------------------------------------------------------------
                                                                  Domestic operations
                                     ---------------------------------------------------------------------------
                                                  Equipment   Real estate
                                     Corporate    operating     related        Real       Life
                                     finance        leases      finance       estate    insurance      Other
                                     ---------------------------------------------------------------------------
Revenues ..........................Yen  113,113  Yen  61,677  Yen  24,262  Yen  48,438  Yen 157,636  Yen  36,215
Interest revenue...................      17,368            2       17,746          482            -       24,110
Interest expense...................      25,573        1,058        6,341        3,732            -        3,570
Depreciation and amortization......      35,679       35,291          413        5,670          523        1,964
Other significant non-cash items:
  Provision for doubtful
    receivables and possible
    loan losses ...................      14,726          292        8,650           10            -        8,610
  Write-downs of long-lived assets.           -            -            -        4,090            -            -
  Increase in policy liabilities...           -            -            -            -       67,444            -
Equity in net income (loss) of
  and gain (loss) on sales of
  affiliates ......................         122            8            5            -            -          852
Segment profit (loss)..............      44,427       11,165        1,944       (4,604)       5,982        1,035
Segment assets.....................   1,889,538      134,270      606,801      310,340      543,886      284,835
Long-lived assets..................      48,233       85,523          984      242,464        3,208          247
Expenditures for long-lived
  assets ..........................      24,729       59,957          931       29,277            -            -
Investment in affiliates...........          60           27          372            -            -       13,511


(table continued)

                                                    Year ended March 31, 2001
                                     ---------------------------------------------------
                                                        Millions of yen
                                     ---------------------------------------------------
                                                   Foreign operations
                                     -----------------------------------
                                           The      Asia and
                                        Americas     Oceania     Europe         Total
                                     ---------------------------------------------------
Revenues .......................... Yen  79,397  Yen  48,735  Yen  15,151  Yen   584,624
Interest revenue...................      30,563       12,047        6,020        108,338
Interest expense...................      39,235       20,119        7,235        106,863
Depreciation and amortization......       3,894       14,293        5,462        103,189
Other significant non-cash items:
  Provision for doubtful
    receivables and possible
    loan losses ...................      11,170        1,079           47         44,584
  Write-downs of long-lived assets.           -            -            -          4,090
  Increase in policy liabilities...           -            -            -         67,444
Equity in net income (loss) of
  and gain (loss) on sales of
  affiliates ......................         337        1,321            -          2,645
Segment profit (loss)..............       8,896        1,203          716         70,764
Segment assets.....................     804,118      402,707      158,646      5,135,141
Long-lived assets..................      90,621       76,071       61,091        608,442
Expenditures for long-lived
  assets ..........................      33,701       25,969            -        174,564
Investment in affiliates...........      25,835       11,398            -         51,203

                                                                    Year ended March 31, 2001
                                  --------------------------------------------------------------------------------------------------
                                                                    Millions of U.S. dollars
                                  --------------------------------------------------------------------------------------------------
                                                      Domestic operations                          Foreign operations
                                  ----------------------------------------------------------   ---------------------------
                                                         Real
                                             Equipment  estate
                                  Corporate  operating related    Real      Life                  The    Asia and
                                   finance    leases   finance   estate   insurance    Other    Americas  Oceania   Europe    Total
                                  --------------------------------------------------------------------------------------------------
Revenues .........................$   913   $   498   $   196   $   391    $ 1,272   $   292   $   641   $   394   $   122   $ 4,719
Interest revenue .................    140         0       143         4         --       195       247        97        48       874
Interest expense .................    206         9        51        30         --        29       317       162        58       862
Depreciation and amortization ....    288       285         3        46          4        16        32       115        44       833
Other significant non-cash items:
  Provision for doubtful
    receivables and possible
    loan losses ..................    119         2        70         0         --        70        90         9         0       360
  Write-downs of long-lived
    assets .......................     --        --        --        33         --        --        --        --        --        33
  Increase in policy
    liabilities ..................     --        --        --        --        544        --        --        --        --       544
Equity in net income (loss) of
  and gain (loss) on sales of
  affiliates .....................      1         0         0        --         --         7         3        10        --        21
Segment profit (loss) ............    359        90        15       (37)        48         8        72        10         6       571
Segment assets ................... 15,251     1,084     4,897     2,505      4,390     2,299     6,490     3,250     1,280    41,446
Long-lived assets ................    389       690         8     1,957         26         2       732       614       493     4,911
Expenditures for long-lived
  assets .........................    199       484         8       236         --        --       272       210        --     1,409
Investment in affiliates .........      0         0         3        --         --       109       209        92        --       413


     Accounting policies of the segments are almost the same as those described in Note 1 ("Significant Accounting and Reporting Policies") except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Equity in net income of affiliates and minority interest income, which are recognized as net of tax on a consolidated basis, are adjusted to the profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses, are excluded from the segment profit or loss.

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

                                                                                                     Millions of
                                                                    Millions of yen                  U.S. dollars
                                                    ----------------------------------------------   ------------
                                                         1999             2000           2001            2001
                                                    --------------   -------------   -------------   ------------
Revenues:
 Total revenues for segments ................        Yen   592,468   Yen   614,734   Yen   584,624    $  4,719
  Revenue related to corporate assets .......                1,473           1,779           1,525          12
                                                     -------------   -------------   -------------    --------
Total consolidated revenues .................        Yen   593,941   Yen   616,513   Yen   586,149    $  4,731
                                                     =============   =============   =============    ========
Segment profit:
 Total profit for segments ..................        Yen    37,586   Yen    63,928   Yen    70,764    $    571
  Unallocated interest expenses, general and
   administrative expenses ..................               (4,189)         (3,374)         (5,228)        (42)
 Adjustment of income tax
  expenses to equity in net income
  and minority income .......................                 (375)           (537)           (676)         (6)
 Unallocated write-downs of securities ......               (8,383)         (9,772)         (5,688)        (46)
 Unallocated other gain or loss .............                2,676           1,803              64           1
                                                     -------------   -------------   -------------    --------
Total consolidated income before income taxes        Yen    27,315   Yen    52,048   Yen    59,236    $    478
                                                     =============   =============   =============    ========
Segment assets:
 Total assets for segments ..................        Yen 4,840,799   Yen 4,843,913   Yen 5,135,141    $ 41,446
  Advances ..................................              (62,079)        (89,676)       (141,148)     (1,139)
  Investment in affiliates
  (not including loans) .....................              (57,592)        (51,869)        (51,203)       (413)
  Corporate assets ..........................               54,308          62,453          86,765         699
                                                     -------------   -------------   -------------    --------
Total consolidated operating assets .........        Yen 4,775,436   Yen 4,764,821   Yen 5,029,555    $ 40,593
                                                     =============   =============   =============    ========


     FASB Statement No. 131 requires disclosure of information about geographic areas as enterprise-wide information. Since the segment is identified based on the nature of services for domestic operations and on geographic area for foreign operations, the information required as an enterprise-wide one is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are material. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the foreign subsidiaries and foreign affiliates.

     FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of business includes the required information. No single customer accounted for 10% or more of the total revenues for fiscal 1999, 2000 and 2001.