Form 20-F
period 2001-12-31
ORIX CORP
filed 2002-06-28
CIK 1070304

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ---------

                                   FORM 20-F
(Mark One)
           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
               [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2002
                                       OR
              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from          to
                       Commission file number: 001-14856

                             ORIX KABUSHIKI KAISHA
             (Exact name of Registrant as specified in our charter)

                                ORIX CORPORATION
                (Translation of Registrant's name into English)

                                     Japan
                (Jurisdiction of incorporation or organization)

                            3-22-8 Shiba, Minato-ku
                             Tokyo 105-8683, Japan
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                          Name of each exchange
             Title of each class                          on which registered
             -------------------                          ---------------------
(1)  Common stock without par value (the "Shares")      New York Stock Exchange*

(2)  American Depository Shares ("ADSs"), each of       New York Stock Exchange
       which represents one-half of one Share

(3)  0.375% Convertible Notes due 2005 (the "Notes")    New York Stock Exchange

(4)  American Depository Notes ("ADNs"), each of        New York Stock Exchange
       which represents one Note in the principal amount of yen2,000,000

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

     As of March 31, 2002, 84,303,985 Shares and 855,720 ADSs are outstanding.

     Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes  X               No
                                  ---                 ---
Indicate by check mark which financial statement item the Registrant has elected to follow.

                          Item 17                  Item 18  X
                                  ---                      ---

     *Not for trading, but only in connection with the registration of American Depositary Shares.

-------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                               -----------------

                                                                           Page
                                                                           ----

Certain Defined Terms, Conventions and  Presentation of Financial
Information..................................................................ii

Forward Looking Statements...................................................ii

PART I........................................................................1
     Item 1.  Identity of Directors, Senior Management and Advisors...........1
     Item 2.  Offer Statistics and Expected Timetable.........................1
     Item 3.  Key information.................................................1
     Item 4.  Information on the Company......................................8
     Item 5.  Operating and Financial Review and Prospects...................36
     Item 6.  Directors, Senior Management and Employees.....................76
     Item 7.  Major Shareholders and Related Party Transactions..............85
     Item 8.  Financial Information..........................................86
     Item 9.  The Offer and Listing..........................................86
     Item 10. Additional Information.........................................88
     Item 11. Quantitative and Qualitative Disclosures About Market Risk.....96
     Item 12. Other than Equity Securities..................................101

PART II.....................................................................101
     Item 13. Defaults, Dividend Arrearages and Delinquencies...............101
     Item 14. Material Modifications to the Rights of Security Holders
              and Use of Proceeds...........................................101
     Item 15. [Reserved]....................................................101
     Item 16. [Reserved]....................................................101

PART III....................................................................101
     Item 17. Financial Statements..........................................101
     Item 18. Financial Statements..........................................101
     Item 19. Exhibits......................................................101

                     CERTAIN DEFINED TERMS, CONVENTIONS AND
                     PRESENTATION OF FINANCIAL INFORMATION

As used in this Annual Report, unless the context otherwise requires, "Company" and "ORIX" refer to ORIX Corporation and "we", "us", "our" and similar terms refer to ORIX Corporation and our subsidiaries.

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

Certain monetary amounts included in this Annual Report have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sum of the figures which precede them.

The Company's fiscal year ends on March 31. The fiscal year ended March 31, 2002 is referred to throughout this Annual Report as fiscal 2002 or the 2002 fiscal year, and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

                                   ---------

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

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisors.

     Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

     Not applicable.

Item 3.  Key information.

Selected Financial Data

     The following selected consolidated financial information has been derived from our consolidated financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included in this Annual Report, which have been audited by Asahi & Co., a member firm of Andersen Worldwide SC, independent accountants.

                                                               Year ended March 31,
                                    ---------------------------------------------------------------------------
                                       1998        1999        2000         2001         2002         2002
                                    ----------  ----------   ----------   ----------   ----------   ---------
                                      (In millions of yen and millions of US dollars except per Share data)
INCOME STATEMENT DATA
Total revenues..................... yen507,143  yen593,941   yen616,513   yen586,149   yen658,462      $4,942
Interest expense...................    142,177     140,846      115,038      109,289       90,348         678
Selling, general and
   administrative expenses.........     79,671      82,395       90,961      101,156      126,316         948
Provision for doubtful receivables
   and possible loan losses........     49,434      51,845       45,573       44,584       51,367         385
Operating income...................     31,041      31,042       52,886       57,148       73,369         551
Equity in net income (loss) of and
   gain (loss) on sales of
   affiliates......................      7,371      (3,727)        (838)       2,088         (330)         (3)
Income before income taxes.........     38,412      27,315       52,048       59,236       73,039         548
Net income.........................     23,731      25,621       30,642       34,157       40,269         302
Basic earnings per Share(1)........     305.33      330.43       385.27       417.77       489.19        3.67
Diluted earnings per Share(1)......     305.33      330.43       377.02       400.99       467.11        3.51
Cash dividends per Share...........      15.00       15.00        15.00        15.00        15.00        0.11

---------
(1) Basic earnings per share and Diluted earnings per share have been retroactively adjusted for a stock split.

                                                                    As of March 31,
                                 ------------------------------------------------------------------------------------
                                    1998           1999           2000           2001           2002           2002
                                 -----------    ------------   ------------  -------------   ------------     -------
                                     (In millions of yen and millions of US dollars except number of Shares)
BALANCE SHEET DATA
Investment in direct
   financing leases(1).......    yen2,186,022   yen1,952,842   yen1,744,953   yen1,657,709   yen1,658,669     $12,448
Installment loans(1).........       1,794,825      1,761,887      1,791,439      1,846,511      2,273,280      17,060
                                 -----------    ------------   ------------   ------------   ------------     -------
Subtotal.....................       3,980,847      3,714,729      3,536,392      3,504,220      3,931,949      29,508
Investment in operating
   leases....................         435,066        411,156        397,576        451,171        474,491       3,561
Investment in securities.....         500,449        576,206        758,381        942,158        861,336       6,464
Other operating assets.......          65,838         73,345         72,472        132,006        260,373       1,954
                                 -----------    ------------   ------------   ------------   ------------     -------
Operating assets(2)..........       4,982,200      4,775,436      4,764,821      5,029,555      5,528,149      41,487
Allowance for doubtful
   receivables on direct
   financing leases and
   possible loan losses......        (145,741)      (132,606)      (136,939)      (141,077)      (152,887)     (1,147)
Other assets.................         737,850        704,806        713,660        702,833        974,957       7,316
                                 -----------    ------------   ------------   ------------   ------------     -------
Total assets.................    yen5,574,309   yen5,347,636   yen5,341,542   yen5,591,311   yen6,350,219     $47,656
                                 ============   ============   ============   ============   ============     =======
Short-term debt..............       2,576,483      2,184,983      1,912,761      1,562,072      1,644,462      12,341
Long-term debt...............       2,044,570      2,036,028      1,942,784      2,330,159      2,809,861      21,087
Common stock.................          20,180         20,180         41,688         41,820         51,854         389
Additional paid-in capital...          37,303         37,464         59,285         59,885         69,823         524
Shareholders' equity.........         313,821        327,843        425,671        461,323        502,508       3,771
Number of issued Shares......      64,870,299     64,870,299     68,630,294     82,388,025     84,303,985          --

                                                      1998         1999         2000          2001         2002
                                                     ------       ------       ------        ------       ------
                                                                               (%)
SELECTED DATA AND RATIOS(3)
Shareholders' equity ratio...................         5.63         6.13         7.97          8.25         7.91
Return on assets.............................         0.45         0.47         0.57          0.62         0.67
Return on equity.............................         7.63         7.99         8.13          7.70         8.36
Allowance/investment in direct financing
   leases and installment loans..............          3.7          3.6          3.9           4.0          3.9

---------
(1) The sum of assets considered 90 or more days past due and total impaired assets measured pursuant to Financial Accounting Standards Boards, or FASB Statement 114 amounted to yen271,177 million as of March 31, 2000, yen258,432 million as of March 31, 2001, and yen255,123 million as of March 31, 2002. These sums included investment in direct financing leases considered 90 or more days past due of yen53,743 million as of March 31, 2000, yen53,515 million as of March 31, 2001 and yen67,924 million as of March 31, 2002, installment loans (excluding amounts attributable to treatment under FASB Statement 114) considered 90 or more days past due of yen91,513 million as of March 31, 2000, yen84,827 million as of March 31, 2001, and yen74,199 million as of March 31, 2002, and installment loans considered impaired under the definition contained in FASB Statement 114 of yen125,921 million as of March 31, 2000, yen120,090 million as of March 31, 2001, and yen113,000 million as of March 31, 2002. See "Item 4. Information on the Company--Profile of Businesses--Direct Financing Leases" and "--Installment Loans and Investment Securities".

(2) Operating assets are defined as all assets subject to regular, active sales and marketing activities including the assets shown on the balance sheet as investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets. Operating assets are calculated before allowance for doubtful receivables on direct financing leases and possible loan losses.

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

     In certain parts of this Annual Report, we have translated Japanese yen amounts into US dollars for the convenience of readers. The rate that we used for translations was yen133.25 = US$1.00, which was the approximate exchange rate in Japan on March 31, 2002. The following table provides the noon buying rates for Japanese Yen expressed in Japanese Yen per US$1.00 during the periods indicated. No representation is made that the Japanese yen or US dollar amounts referred to herein could have been or could be converted into US dollars or Japanese yen, as the case may be, at any particular rate or at all.

                                                                          Year Ended March 31,
                                                      ----------------------------------------------------------------
                                                        1998          1999          2000         2001          2002
                                                      ---------    ----------    ---------     ---------     ---------
                                                                         (Yen per U.S. dollar)
High..........................................        yen133.99     yen147.14    yen124.45     yen125.54     yen134.77
Low...........................................           111.42        108.83       101.53        104.19        115.89
Average (of noon buying rates available on
   the last day of each month during the
   period)....................................           123.57        128.10       110.02        111.65        125.64
At period-end.................................           133.29        118.43       102.73        125.54        132.70

     The following table provides the high and low noon buying rates for Japanese yen per $1.00 during the months indicated.

                                                           High           Low
                                                         ---------    ----------
2002
January.........................................         yen134.64    yen130.93
February........................................            134.77       132.26
March...........................................            133.46       127.07
April...........................................            133.40       128.13
May.............................................            128.66       123.08
June (through June 21)..........................            125.64       121.23

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

     As a result of adverse economic conditions in Japan, we may be unable to originate more leases and loans and our non-performing assets may increase. Our allowance for doubtful receivables on direct financing leases and possible loan losses may prove to be inadequate. Adverse economic conditions may prevent our customers from meeting their financial obligations. The value of collateral securing our loans and the value of equipment that we lease to customers may decline. Our ability to re-lease or remarket equipment on favorable terms may also be limited by adverse economic conditions in Japan. Any such event may have an adverse effect on our results of operation and financial condition.

   Our credit losses on exposures to Japanese real estate-related companies and construction companies may exceed our allowances for these loans

     At March 31, 2002, we had loans outstanding of yen311,609 million to real estate-related companies and construction companies. Of that amount, we maintained an allowance for possible loan losses of yen31,045 million. Our allowance for doubtful receivables on direct financing leases and possible loan losses may be inadequate to cover credit losses on our loans to real estate related companies and construction companies.

     Japanese real estate-related companies and construction companies have been severely affected by the collapse of the bubble economy in Japan. Because of the large declines in real estate prices, these companies have suffered enormous losses on investments in real estate and loans secured by real estate. Some of these losses have been recognized in the financial statements of these companies and some have not. Companies in these sectors are suffering from other difficult business conditions resulting from the collapse of the bubble economy, including the lack of liquidity in the real estate market and a decrease in major development projects. Therefore, these companies may have difficulty paying amounts due on loans. In addition, the value of real estate collateral securing our loans from real estate-related companies and construction companies may further decline. This may prevent us from fully recovering our loans to those companies if they default on their obligations.

   Our business may continue to be adversely affected by adverse economic conditions in the United States

     A portion of our revenue is derived from our operations in the United States, and we have significant investments in securities of US issuers. The US economy has shown slow growth since the second half of the year ended March 31, 2001, accompanied by declining stock prices and corporate earnings, and according to some authorities is currently in recession. Our results of operations have been and may continue to be adversely affected by adverse economic conditions in the United States. Adverse effects on our US operations might include:

     o an increase in provisions for doubtful receivables and possible loan losses if the financial condition of our US customers deteriorates;

     o an increase in write-downs of securities and other investments if the market values of securities continue to decline and such declines are not expected to be temporary or as a consequence of the insolvency of issuers; and

     o an increase of losses on sale of or unrealized loss on real estate holdings if the value of our real estate in the United States declines significantly.

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

     o    declines in gross domestic product,

     o    declines in corporate earnings,

     o    political turmoil, or

     o    stock market volatility.

     These and other factors could result in

     o    lower demand for our services,

     o further deterioration of credit quality of our customers in Asian markets,

     o the need to provide financial support to our Asian subsidiaries or affiliates, or

     o    further write-offs of Asian assets.

   Changes in market interest rates and currency exchange rates could adversely affect our assets and our financial condition and results of operations

     We are subject to risks relating to changes in market rates of interest and currency exchange rates.

     Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect our ability to originate new transactions, including direct financing leases and loans, and our ability to grow.

     On the other hand, a decrease in interest rates could result in faster prepayments of loans. In addition, changes in market interest rates could affect the interest income that we receive on interest-earning assets differently than the interest rates we pay on interest-bearing liabilities. This could increase our interest expense more than our revenues. An increase in market interest rates could make some of our floating-rate loan customers default on our loans to them.

     Not all of our assets and liabilities are matched by currency. As a consequence, rapid or significant changes in currency exchange rates could have an adverse impact on our assets and our financial condition and results of operations.

   We may suffer losses on our investment portfolio

     We hold large investments in debt and equity securities, mainly in Japan and the United States. At March 31, 2002, the book value of our investments in securities was yen861,336 million. We may suffer losses on these investments because of changes in market prices, defaults or other reasons. 6.2% of our investment in securities at March 31, 2002 was marketable equity securities, mainly common stock of Japanese listed companies. The market values of these equity securities are volatile and have declined substantially in recent years. Unrealized gains and losses on equity securities are generally recorded in shareholders' equity, net of income taxes, and are not directly charged to income. However, declines in market value on available-for-sale securities are charged to income if we believe that these declines are other than temporary. We recorded yen10,848 million in charges of this kind in the year ended March 31, 2001 and yen19,742 million in charges of this kind in the year ended March 31, 2002. We may have to record more charges of this kind in the future.

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

   We may suffer losses if we are unable to remarket leased equipment returned to us

     We lease equipment under direct financing leases and operating leases. In both cases there is a risk that we will suffer losses at the end of the lease if we are unable to realize the residual value of the equipment that is estimated at the beginning of the lease. This risk is particularly significant in operating leases, because the lease term is much shorter than the useful life of the equipment. If we are unable to sell or re-lease the equipment at the end of the lease, it may not recover our investment in the equipment and it may suffer losses. Our estimates of the residual value of equipment are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. If equipment values and product market trends differ from our expectations, such estimates may prove to be wrong.

   Our allowance for doubtful receivables on direct financing leases and possible loan losses may be insufficient

     We maintain an allowance for doubtful receivables on direct financing leases and possible loan losses. This allowance reflects our judgment of the loss potential, after considering factors such as:

     o    the nature and characteristics of obligors,

     o    economic conditions and trends,

     o    charge-off experience,

     o    delinquencies,

     o    future cash flows, and

     o    the value of underlying collateral and guarantees.

     We cannot be sure that our allowance for doubtful receivables on direct financing leases and possible loan losses will be adequate over time to cover credit losses in these portfolios. This allowance may turn out to be inadequate if adverse changes in the Japanese economy or other economies in which we compete or discrete events adversely affect specific customers, industries or markets. If our allowance for doubtful receivables on direct financing leases and possible loan losses is insufficient to cover these changes or events, we could be adversely affected.

   We may lose market share or suffer reduced interest margins if our competitors compete with us on pricing and other terms

     We compete primarily on the basis of pricing, terms and transaction structure. Other important competitive factors include industry experience, client service and relationships. From time to time, our competitors seek to compete aggressively on the basis of pricing and terms and we may lose market share if we are unwilling to match our competitors because we want to maintain our interest margins. Because some of our competitors are larger than us and have access to capital at a lower cost than we have, they may be better able to maintain profitable interest margins while still reducing prices. To the extent that we match our competitors' pricing or terms, we may experience lower interest margins.

   Our access to liquidity and capital may be restricted by economic conditions

     Our primary sources of funds are cash flow from operations, borrowings from banks and other institutional lenders, and funding from capital markets activities, such as offerings of commercial paper, medium-term notes, straight bonds, asset-backed securitizations and other debt securities. A downgrade in our credit ratings could result in an increase in our interest expense and could have an adverse impact on our ability to access the commercial paper market or the public and private debt markets, which could have an adverse effect on our financial position and liquidity. Even if we are unable to access these markets on acceptable terms, we have access to other sources of liquidity, including bank borrowings, cash flow from our operations and sales of our assets. We cannot be sure, however, that these other sources will be adequate if our credit ratings are downgraded or other adverse conditions arise.

     We continue to rely significantly on short-term funding from Japanese commercial banks. Only a portion of this funding is provided under committed facilities. We also rely on the capital markets as a funding source, including the commercial paper and corporate bond markets. We are taking steps to reduce refinancing risks by diversifying our funding sources and increasing committed credit facilities from Japanese banks and foreign banks. Despite these efforts, committed credit facilities are subject to financial and other covenants and conditions to drawdown, including minimum net worth requirements, and the risk that we will be unable to roll over other short-term funding remains.

   Inability to assert claims against independent auditors

     Our consolidated financial statements as of March 31, 2001, and 2002 and for the three years ended March 31, 2002 included in this Annual Report have been audited by Asahi & Co., independent public accountants and a member firm of Andersen Worldwide SC.

     It has been reported in the press that Arthur Andersen LLP, which is the US member firm of Andersen Worldwide SC, is under investigation by various agencies of the US government for its role as independent auditors of Enron Corp. and its subsidiaries ("Enron") and that Arthur Andersen LLP has been convicted in a US federal court on obstruction of justice charges. It has also been reported that shareholders and employees of Enron have commenced legal proceedings against Arthur Andersen LLP seeking substantial damages related to its audit of Enron. Arthur Andersen LLP may suffer significant financial and reputational loss as a result of such investigations and actions, including as a result of substantial damage or settlement payments and loss of audit clients and employees, which may ultimately lead to its insolvency and dissolution.

     Asahi & Co. has informed ORIX that:

     o while it receives certain technical assistance and support from Arthur Andersen LLP as a member firm of Andersen Worldwide SC in connection with its audit of our financial statements which are prepared in accordance with US GAAP, Asahi & Co. is a legal entity separate from Arthur Andersen LLP and therefore does not expect to incur any direct or indirect liability as a result of any investigations or legal actions against Arthur Andersen LLP;

     o Asahi & Co. may seek an affiliation with, or pursue a merger or other combination with another accounting firm in Japan affiliated with, one of the other leading US accounting firms; and

     o Asahi & Co. has entered into a binding cooperation agreement with KPMG International to provide Asahi & Co. with technical and other services.

     However, there is no assurance that developments affecting Arthur Andersen LLP will not have a material adverse effect on the financial condition of Asahi & Co. Asahi & Co. may not be able to establish a relationship with one of the other leading US accounting firms, through a combination with another Japanese accounting firm or otherwise. Furthermore, it is possible that the entity resulting from any such combination will not legally succeed to or otherwise assume the liabilities of Asahi & Co. Accordingly, there is no assurance that investors in ORIX securities will be able to assert any claims against, or recover any damages from, Asahi & Co. or its legal successors in respect of this Annual Report, including the consolidated financial statements of ORIX included herein.

   Efforts by other companies to reduce their cross-shareholdings may adversely affect market prices for the Shares

     Many companies in Japan have announced plans to reduce their cross-shareholdings in other companies. Our own dispositions of other companies' shares could encourage those companies to dispose of Shares. Dispositions by other companies of Shares may adversely affect market prices for the Shares.

   We expect to be treated as a passive foreign investment company

     We expect, for the purpose of US federal income taxes, to be treated as a passive foreign investment company because of the composition of our assets and the nature of our income. If an investor in our securities is a US person, because we are a passive foreign investment company, such investor will be subject to special US federal income tax rules that may have negative tax consequences on a disposition of such securities or on receipt of certain distributions on such securities and will require annual reporting.

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

Item 4.  Information on the Company.

General

     ORIX Corporation is a corporation (kabushiki kaisha) formed under Japanese law. Our principal place of business is at 3-22-8 Shiba, Minato-ku, Tokyo 105-8683, 813-5419-5000. E-mail: koho@orix.co.jp; URL: www.orix.co.jp

Corporate History

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

     In the 1980s, the Japanese financial sector began a process of gradual deregulation, while the yen became a significant international currency. New entrants and competition within the leasing industry increased, prompting us and other leasing companies to provide more specialized and sophisticated services and to increase international leasing activities. During this period, we continued to expand our range of products and services, and placed increased emphasis on identifying and exploiting synergies among our various business units to make optimal use of corporate resources. In March 1986, we acquired ORIX Securities Corporation (then Akane Securities K.K.) and expanded the range of our financial products and services. In 1989, we changed our name to ORIX Corporation, reflecting our increasingly international profile and diversification from the leasing business.

     Since the early 1990s, the Japanese economy has experienced a protracted period of economic stagnation and, in recent years, instability within the financial sector. However, we have continued to diversify into other financial activities. For example, in 1990, we commenced the structuring and sale of commodities funds within Japan and, in 1991, we entered the life insurance business. We have also actively pursued real estate development, finance and management operations, using a variety of resources to provide total solutions to our customers' financing needs.

     We have also sought to enter into Japan's personal financial services markets. In this regard, in 1997, we established a Personal Financial Services Department. In April 1998, we acquired ORIX Trust and Banking Corporation (then Yamaichi Trust & Bank, Ltd.). This acquisition provided us with a general banking license, which includes permission to accept deposits, and a trust business license. Our housing loan and card loan operations have grown to become a significant part of these retail operations.

     In September 1998, we became the twelfth Japanese company to list our shares on the New York Stock Exchange.

     Deregulation in Japan has produced a more dynamic market environment that we believe will bring significant changes in our principal businesses. To sustain our position in financial services and support profitability, we are working to augment our specialized capabilities and to exploit business opportunities presented by this environment. For example, we have reorganized our Investment Banking Headquarters and Real Estate Finance Headquarters to ensure that the extensive experience and sophisticated know-how gained over many years can be effectively utilized to develop and provide value-added and specialized services.

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

     In July 1999, we acquired the lease and rental operations of NEC Home Electronics Lease Ltd., consisting primarily of direct financing lease receivables, for approximately yen55 billion. These operations were conducted by ORIX Media Supply. Financing lease receivables were subsequently transferred to ORIX, and in April 2001 we sold this subsidiary to Sogo Medical Corporation.

     In July 1999, we acquired the remaining stake in Banc One Mortgage Capital Markets, LLC in the United States, previously our joint venture with Bank One Corporation, a major US bank holding company, to increase our securitization capability and ability to service commercial property loans. As a result, investment in securities and installment loans increased $363 million and $149 million respectively. Banc One Mortgage Capital Markets, LLC has been renamed and currently operates as ORIX Capital Markets, LLC.

     In September 2000, a consortium led by us, Softbank Corporation and The Tokio Marine and Fire Insurance Company, Ltd. purchased all the shares of common stock of the Aozora Bank, Ltd. (then Nippon Credit Bank of Japan) from the Japanese Deposit Insurance Corporation. We acquired a 14.99% stake in the bank, and our investment amounted to approximatelyyen15 billion.

     In April 2001, we acquired the operating assets and employees of Nihon Jisho. The assets include office buildings and residential rental properties owned and operated by Nihon Jisho, land for residential subdivision development, and shares in subsidiaries involved in building maintenance and real estate appraisal businesses. At the date of the acquisition, these assets amounted to yen23 billion.

     In July 2001, we acquired a 100%-owned leasing subsidiary of Senko Co., Ltd., a major transportation company based in Osaka. The acquisition of this subsidiary, with yen15 billion in total assets, marked our initial entry into the truck leasing market, a strategic priority. Shortly afterward, we significantly expanded on this market entry with the acquisition in September 2001 of an 80% interest in IFCO Inc. ("IFCO") from Isuzu Motors Limited, which continues to hold the remaining 20% interest. We acquired our 80% interest at a price of yen20 billion. IFCO is a truck leasing company with approximately 67,000 vehicles under lease and approximately yen300 billion in total assets as of September 30, 2001.

     We purchased yen132 billion of housing loans from Asahi Mutual Life Company ("Asahi Mutual Life") in December 2001.

     In March 2002, we acquired 22.14% of the outstanding common shares of Fuji Fire and Marine Insurance Co. Ltd. ("Fuji Fire & Marine"). Under this agreement, the American International Group ("AIG") also obtained a similar 22.14% stake in Fuji Fire & Marine. We purchased 108,768,000 shares at yen166 per share, for approximately yen18 billion.

     Prior to and during the year ended March 31, 2002, we purchased approximately yen100 billion of real estate in connection with our establishment of a real estate investment corporation sponsored by ORIX ("the JREIT"), the investment units of which have been listed on the Tokyo Stock Exchange in June 2002. This real estate is included in other operating assets. Subsequent to completion of the offering of investment units of the JREIT, these assets no longer remain on our consolidated balance sheets. We retained approximately 20% of the investment units of the JREIT. In connection with the public offering of the investment units, we received the proceeds of approximately yen50 billion.

     In March 2002, we reached an agreement with Hiroshima Sogo-Bank, Ltd. to form a strategic business alliance in which we purchased 95% of the outstanding shares of Hiroshima Sogo Leasing Co., Ltd. with Hiroshima Sogo-Bank, Ltd. retaining the remaining 5%. Hiroshima Sogo Leasing Co., Ltd. has assets of approximatelyyen27 billion.

     On May 24, 2002, we announced that it had reached a basic agreement with Nippon Steel Corporation and Nippon Steel Trading Co., Ltd. to purchase 90% and 10% of the outstanding shares of Nittetsu Lease Co., Ltd. and Nittetsu Leasing Auto Co., Ltd., respectively, from Nippon Steel Trading Co., Ltd. The purchase is scheduled to be completed in July 2002. Nittetsu Lease Co., Ltd. had a book value in total assets of approximatelyyen137 billion as of March 31, 2002.

     In general, we seek to expand and deepen our product and service offerings and enhance our financial performance by pursuing acquisition opportunities. Particularly in the current economic market environment in Japan, we believe there are numerous attractive potential acquisitions. We are continually reviewing acquisition opportunities, and is selectively pursuing several such opportunities. We have in the past deployed a significant amount of capital for acquisition activities, and expects to continue to do so.

Our Portfolio

     The following chart shows the breakdown of our portfolio of businesses as of March 31, 2002.

         Business profile                      Major customers                  Major operating companies
---------------------------------  -------------------------------------  -------------------------------
Direct financing leases
Information-related and office     Middle market corporate customers      ORIX Corporation
   equipment                       Shipping companies                     ORIX Auto Leasing Corporation
Industrial equipment               Airline companies                      ORIX Alpha Corporation
Construction and civil                                                    IFCO Inc.
   engineering machinery                                                  ORIX Asia Limited
Commercial services equipment                                             ORIX Financial Services, Inc.
Automobiles                                                               ORIX Leasing Malaysia Berhad
Marine vessels                                                            PT. ORIX Indonesia Finance
Aircraft                                                                  ORIX Leasing Pakistan Limited
                                                                          ORIX Australia Corporation Limited
                                                                          ORIX Europe Limited


Operating leases
Measuring and analytical           Middle market corporate customers      ORIX Corporation
   equipment                       Shipping companies                     ORIX Rentec Corporation
Automobiles                        Airline companies                      ORIX Rent-A-Car Corporation
Marine vessels                                                            ORIX Real Estate Corporation
Aircraft                                                                  ORIX Australia Corporation Limited
Real estate                                                               ORIX Aviation Systems Limited


Installment loans
Corporate finance                  Middle market corporate customers      ORIX Corporation
Housing loans                      Consumers                              ORIX Trust and Banking Corporation
Card loans                                                                ORIX Credit Corporation
Other consumer loans                                                      ORIX Club Corporation
                                                                          ORIX Asia Limited
                                                                          ORIX Leasing Malaysia Berhad
                                                                          PT. ORIX Indonesia Finance
                                                                          ORIX Financial Services, Inc.
                                                                          ORIX Europe Limited
                                                                          ORIX IRELAND LIMITED


Life insurance
Life insurance products sold       Middle market corporate customers      ORIX Life Insurance Corporation
   through agents and directly     Consumers
   to consumers


Other operations
Securities brokerage               Consumers                              ORIX Corporation
Trust banking                      Middle market corporate customers      ORIX Securities Corporation
Securities investment                                                     ORIX COMMODITIES Corporation
Venture capital investment                                                ORIX Capital Corporation
Securities and futures trading                                            ORIX Estate Corporation
Alternative investment




         Business profile                      Major customers                  Major operating companies
---------------------------------  -------------------------------------  -------------------------------
Commodities funds                                                         ORIX Real Estate Corporation
Insurance agency services                                                 ORIX Asset Management Corporation
Ship management                                                           ORIX Asset Management and Loan
Real estate development and                                               Services Corporation
   management                                                             ORIX Investment Corporation
Asset management                                                          ORIX Trust and Banking Corporation
Leisure facility management                                               ORIX USA Corporation
Golf course management                                                    ORIX Asia Limited
Training facilities management                                            ORIX Capital Markets, LLC
Driving school                                                            ORIX Real Estate Equities, Inc.
Commercial mortgage servicing                                             ORIX Investment and Management
Hotel management                                                          Private Limited
Professional baseball team                                                ORIX Europe Limited
Environmental services                                                    ORIX IRELAND LIMITED


     The following table sets out certain information as of March 31, 2002 with respect to the Company's significant subsidiaries including for each subsidiary the name, country of incorporation of residence, and proportion of ownership interest (direct or indirect) by ORIX:

              Company                           Principal business                   Country       ORIX ownership (%)
--------------------------------   ------------------------------------------  ------------------  ------------------
Japan
ORIX Alpha Corporation..........   Leasing, Lending                            Japan                  100
ORIX Auto Leasing Corporation...   Automobile Leasing                          Japan                  100
ORIX Rentec Corporation.........   Precision Measuring                         Japan                  100
                                   and OA Equipment Rentals
ORIX Credit Corporation.........   Consumer Loans                              Japan                  100
ORIX Capital Corporation........   Venture Capital                             Japan                  100
ORIX Rent-A-Car Corporation.....   Automobile Rentals                          Japan                  100
ORIX Securities Corporation.....   Securities Brokerage and Online Trading     Japan                  100
ORIX Estate Corporation.........   Real Estate and Leisure Facility Management Japan                  100
ORIX COMMODITIES Corporation....   Securities and Futures Trading              Japan                  100
ORIX Club Corporation...........   Consumer Loans                              Japan                  100
ORIX Life Insurance Corporation.   Life Insurance                              Japan                  100
ORIX Trust and Banking                                                         Japan                  100
   Corporation..................   Trust, Banking Services and Housing Loans
ORIX Real Estate Corporation....   Real Estate Development and Management      Japan                  100
ORIX Asset Management and Loan
   Services Corporation.........   Loan Servicing                              Japan                  100
ORIX Investment Corporation.....   Alternative Investment                      Japan                  100
ORIX Asset Management
   Corporation..................   REIT Management                             Japan                  100
IFCO Inc........................   Automobile Leasing                          Japan                   80

Asia & Oceania
ORIX Investment and Management
   Private Limited..............   Venture Capital                             Singapore              100




              Company                           Principal business                   Country       ORIX ownership (%)
--------------------------------   ------------------------------------------  ------------------  ------------------
ORIX Asia Limited...............   Leasing and Investment Banking              China (Hong Kong)      100
ORIX Leasing Malaysia Berhad....   Leasing, Lending, Hire Purchase             Malaysia                80
PT. ORIX Indonesia Finance......   Leasing, Automobile Leasing                 Indonesia               83
ORIX Australia Corporation
   Limited......................   Leasing, Automobile Leasing and Rentals     Australia              100

Middle East & North Africa
ORIX Leasing Pakistan Limited...   Leasing, Automobile Leasing, Lending        Pakistan                57

North America
ORIX Capital Markets, LLC.......   Loan Servicing, Corporate Debt Investment   USA                    100
ORIX USA Corporation............   Investment Banking, Leasing                 USA                    100
ORIX Real Estate Equities, Inc..   Real Estate Development and Management      USA                    100
ORIX Financial Services, Inc....   Leasing, Lending                            USA                    100

Europe
ORIX Europe Limited.............   Corporate Financing                         UK                     100
ORIX IRELAND LIMITED............   Accounting and Administration Services      Ireland                100
ORIX Aviation Systems Limited...   Aircraft Leasing                            Ireland                100

Strategy

   Business strategy

   Strengthening core middle market cross selling activities

     The key to our strategy in Japan is a nation-wide corporate network that allows us to serve a core customer base comprised mainly of small and medium-sized companies. This client base forms the foundation of our strategy of cross-selling a variety of products and services to our clients. We are working to further strengthen these cross-selling activities by increasing our client base and expanding the range of innovative and value-added financial solutions that we can provide.

     In efforts to increase the client base, we are pursuing three strategies. First, we continue to leverage our existing sales force, which includes the sales personnel of the parent company and those of subsidiaries and affiliates, to search out new contacts. Second, ORIX has a program called ORIX Quick Lease, in which small-ticket leases are offered through vendors and other distributors. In this program, the vendors are in direct contact with customers and ORIX carries out the credit evaluation and administration. ORIX evaluates the applications for such leases, identifying and contacting potential candidates for other products that ORIX provides. Management believes that this strategy should continue to allow ORIX to efficiently search out new opportunities for cross-selling. Third, ORIX has made a number of substantial acquisitions in recent years, which has allowed it to expand our customer base. From these acquisitions ORIX can approach the existing clients of the acquired company to offer our other products and services.

     Members of our sales force act as both marketing agents and collectors of information on market demand. After meeting with customers and assessing their needs, sales personnel offer suitable products from specialized sections within ORIX such as ORIX Auto Leasing, ORIX Life Insurance, ORIX Trust and Banking, ORIX Securities, the Investment Banking Headquarters or the Real Estate Finance Headquarters. The marketing staff also provides information on market developments to these specialized sections in order that they can develop products tailored to customer demands.

   Increasing profitability through greater specialization

     Our efforts to provide more innovative and value-added products support our strategy of increasing profitability through greater specialization. The demands of our customers are diverse and require sophisticated solutions. A traditional approach to financing, especially in the low-margin environment prevailing in Japan, would not enable ORIX to meet financial objectives. In order to satisfy the increasingly sophisticated financing needs of our customers and increase profitability, ORIX continues to expand our areas of specialization by offering training to existing employees, employing outside specialists and implementing organizational reforms to promote synergies amongst different sectors within ORIX. In addition, ORIX has made a number of acquisitions of companies with specialist capabilities. Recent examples include two building maintenance companies, and IFCO, a specialist truck lessor.

     An important component of this focus on specialization is to increase the fee component of financial services. Particularly in Japan, where interest rates remain at record low levels and competition in the financing business is intense, it is necessary to create value by concentrating on providing value-added services along with financing. For example, ORIX Auto Leasing provides automobile fleet leasing to corporate clients that includes not only financing, but also service contracts that increase the overall profitability of the auto leasing business.

   Pursuing investment banking opportunities

     Based on our extensive experience in corporate finance and real estate-related businesses, we are pursuing a number of investment banking opportunities. These activities are conducted primarily by the Investment Banking Headquarters and the Real Estate Finance Headquarters located in the parent company, ORIX Corporation. Both these areas are important components of efforts to increase profitability through greater specialization. ORIX will continue to leverage our existing marketing network to gather information and provide investment banking services to our core customer base of small and medium-sized enterprises and pursue new sources of revenues, including investment banking and advisory fee businesses.

     In order to promote more synergies, ORIX established the Investment Banking Headquarters in August 2000 by combining a number of teams and specialists that were spread throughout the company and were involved in investment banking activities. Our sales staff began receiving incentives based on the information that they gather for the investment banking business and it believes the potential in this area is substantial.

     Part of our investment banking strategy includes making selective equity investments in existing companies. ORIX intends to provide the necessary expertise, information and human resources from the ORIX network, with the goal of raising the market value of the companies in which it invests and realizing capital gains when such companies are listed or sold.

     Related to this investment banking focus is the strengthening of our real estate-related finance operations. ORIX formed the Real Estate Finance Headquarters to restructure and concentrate resources from a number of subsidiaries into one specialized section and to leverage our existing strengths in order to better position ourself to take advantage of deregulation and structural changes in the real estate market in Japan and the opportunities created thereby. We are one of the few companies in Japan that have the expertise to handle both the financing as well as the development, leasing and management of real estate. In addition, ORIX has been able to transfer know-how from our real estate operations in the United States and combine such experience with our expertise in the Japanese market.

     In addition, with the restructuring of financial markets in Japan and deregulation that has opened up more opportunities for loan servicing companies, we have expanded our operations in loan servicing via our wholly-owned subsidiary, ORIX Asset Management and Loan Services Corporation ("OAMLS") that was established in 1999. OAMLS is now a major player in the distressed asset business in Japan. OAMLS also became the first company to be rated as a master, primary and special servicer in Japan, receiving the second highest ranking in all three categories by Standards and Poor's. ORIX expects the loan servicing business to become an important fee business in the coming years. In 2000, ORIX also established ORIX Asset Management to engage in the management of JREITs.

   Growing retail financial services

     ORIX believes that the retail financial services market in Japan has strong growth potential, aided by deregulation and growing consumer demand for innovative and attractive products and services. The range of products now offered by ORIX includes:

     o    Life insurance and medical insurance

     o    Bank deposits

     o    Housing loans

     o    Consumer card loans

     o    Small-lot commodities funds

     o    Discount brokerage services

     We are taking advantage of direct marketing methods and technologies to make our products available and attractive to retail customers on a cost-effective basis. For example, ORIX Life Insurance markets life insurance through newspaper advertisements and the Internet rather than through sales offices and agents, thereby reducing costs and insurance premiums. ORIX Trust and Banking also reduces our administrative costs for direct deposits by servicing our customers over the Internet and by telephone, thus allowing it to offer higher interest rates on our deposits.

     As part of this retail strategy, We are also making efforts to strengthen the ORIX brand. ORIX Create Corporation was established in 1999 to build and manage the ORIX brand and has focused our efforts on creating, maintaining and promoting the ORIX brand in the retail financial markets.

   Pursuing selected international opportunities

     By actively pursuing selected business opportunities in the Americas, Asia-Oceania, Europe, the Middle East and Northern Africa, ORIX has been able to take advantage of our expertise in leasing and other financial services to expand into these local markets while diversifying our sources of income. International operations have also allowed ORIX to introduce new products and services from overseas markets into the Japanese market.

     The United States, where ORIX has operated since 1974, is likely to continue to be the largest single concentration of international operations, and ORIX expects to continue the strategy of focusing on selected specialized areas in leasing, corporate lending, real estate development and management, the corporate and real estate debt market, and commercial mortgage-backed securities business.

     Despite recent economic deterioration in a number of Asian markets where ORIX operates, ORIX intends generally to maintain our present operations, and may pursue selected opportunities to expand our business in these markets if attractive opportunities arise.

     In all geographic areas, ORIX will focus on areas where it expects to be able to utilize our existing expertise to expand operations or acquire specialized knowledge in particular financial services in order to pursue opportunities outside of Japan.

The Leasing Market in Japan

     The Japanese leasing industry is highly fragmented, with 310 companies registered with the Japan Leasing Association as of March 31, 2002. In addition to these companies, a number of large credit companies not registered with the Japan Leasing Association also finance installment sales, which from the customer's perspective are economically similar to lease contracts. Except as otherwise noted, the data below is derived from data published by the Japan Leasing Association. Comparable data is not available for installment sales.

     In fiscal 2002, the total annual value of new lease contracts reported by the Japan Leasing Association was yen7,734 billion. The value of new lease contracts in fiscal 2002 based on purchase costs represented 8.71% of total private fixed investment in Japan, as estimated by the Cabinet Office, a ministry of the Central Japanese Government. These leases include only financing leases as defined under Japanese GAAP, and as a result do not include installment sales contracts classified under U.S. GAAP, and by us, as direct financing leases.

     The largest segment of financing leases in fiscal 2002 was information-related equipment (including computers and related equipment), which represented 39.8% of the total value of lease contracts, followed by industrial equipment (17.8%) and commercial service equipment (14.4%).

     Small and medium-sized companies represented 45.1% of the total customer base in Japan as measured by value of lease contracts, while large companies comprised 47.7% of the customer base.

     The following tables contain some additional information regarding the Japanese leasing market. The figures for the year ended March 31, 2002 in the Annual New Lease Contracts table are preliminary estimates. The figures for private fixed investments are estimates provided by the Cabinet Office.

                       Lease Financings by Equipment Type

                                                                       Years ended March 31,
                                                      ---------------------------------------------------------
                                                      1998         1999          2000         2001         2002
                                                      ----         ----          ----         ----         ----
Information-related equipment................         42.4%        44.0%         43.6%        39.8%        39.8%
Industrial equipment.........................         18.1         16.7          18.4         18.6         17.8
Commercial service equipment.................         14.6         14.5          13.8         15.0         14.4
Office equipment.............................          8.7          8.1           8.1          8.0          8.5
Transportation equipment.....................          7.2          6.6           6.5          7.4          8.1
Medical equipment............................          3.4          3.8           3.9          4.1          4.3
Other........................................          5.6          6.3           5.8          7.1          7.2

                           Annual New Lease Contracts

                                                                        Year ended March 31,
                                                     --------------------------------------------------------------
                                                       1998         1999          2000         2001          2002
                                                     --------      --------     --------     --------      --------
                                                                         (Billions of yen)
Total receivables under new lease contracts..        yen7,930      yen7,145     yen7,402     yen7,946      yen7,734
Annual new lease contracts (cost basis)......           7,018         6,315        6,586        6,992         6,915
Private fixed investment.....................          83,571        77,797       75,232       79,989        79,400
Annual new lease contracts as a percentage
   of private fixed investment...............           8.40%         8.12%        8.75%        8.74%         8.71%

Overview of Activities

   Scope of domestic operations

     Domestically our group is comprised as of March 31, 2002 of the Company, 100 subsidiaries, and a number of investments in affiliates. As of that date, we employed approximately 8,250 staff in Japan excluding our affiliates, and our domestic operations were serviced by a network of approximately 650 offices throughout Japan.

Approximately 78% of our revenues in the year ended March 31, 2002 were generated by our domestic operations. Activities conducted principally through subsidiaries include our automobile leasing business conducted by ORIX Auto Leasing and our operating lease business for high-precision measuring equipment and personal computers conducted by ORIX Rentec.

     In addition to our leasing business, we have developed major operations in areas such as the life insurance business conducted by ORIX Life Insurance and real estate management and development conducted by ORIX Real Estate.

   Scope of international activities

     Since the establishment of our first overseas subsidiary in Hong Kong in 1971, we have competed in selected international markets through subsidiaries and investments in joint ventures as affiliates. At March 31, 2002, we operated in 21 countries outside Japan through 94 subsidiaries and affiliates. Our overseas operations, including the affiliates, employ approximately 4,500 staff, and include a network of approximately 200 offices.

     ORIX USA is our base for operations in the Americas. Stockton Holdings Limited, an affiliate, conducts reinsurance operations and trades in futures. In July 1999, we increased our ownership of Banc One Mortgage Capital Markets, LLC from 45% to 100% and renamed the operations as ORIX Capital Markets, LLC, which services commercial mortgage loans and corporate debt.

     In the Asia and Oceania region, ORIX Asia, a Hong Kong operating subsidiary, is engaged in leasing and installment sales operations and makes housing loans. Singapore has also become an important center for our business in the region.

     ORIX also engages in leasing activities in other countries. Some of our domestic subsidiaries, such as ORIX Rentec and ORIX Auto Leasing, have also established overseas operations.

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

     Our main customer base is comprised of small and medium-sized businesses. However, it has expanded our client base to large corporations in some business segments, such as leasing of high-precision measuring equipment. We have also targeted individual customers as a growth area in various business segments, such as the card loan, housing loan, rent-a-car and life insurance businesses.

     Through our various product lines and distribution channels, we provide a variety of financing solutions responsive to the varying financing needs of our customers. We offer financing alternatives that accommodate specific maintenance, asset risk, cash flow, accounting, tax and other requirements of our customers. In many of our financing operations, we are able to offer a variety of financing alternatives for the same asset, including direct financing leases, operating leases or installment loans. We also offer options such as fixed or variable interest rates, principal installments and varying prepayment or cancellation options.

     The extensive experience of our staff in leasing and secured financing allows them to effectively evaluate residual value risk and to manage equipment and residual value risks by locating alternative users or purchasers. See "--Management of residual assets".

   Direct financing leases

     Direct financing leases are one of our core business activities. The table below provides a geographical breakdown of our investment in direct financing leases as of March 31, 2002:

                                                                                  As of March 31,
                                                                ----------------------------------------------------
                                                                                       2002
                                                                ----------------------------------------------------
                                                                                                 (Percentage of
                                                                (In millions of yen)        direct financing leases)
                                                                --------------------        ------------------------
Investment in direct financing leases in:
Japan...................................................             yen1,255,537                      75.7%
Overseas................................................                  403,132                      24.3
                                                                     ------------                    ------
     Total..............................................             yen1,658,669                     100.0%
                                                                     ============                     =====

     As of March 31, 2002, the total balance of our investment in direct financing leases represented 30.0% of our total operating assets.

     The table below provides a geographical breakdown of revenues from our direct financing leases for the year ended March 31, 2002:

                                                                               Year ended March 31,
                                                                ----------------------------------------------------
                                                                                       2002
                                                                ----------------------------------------------------
                                                                                                 (Percentage of
                                                                (In millions of yen)        direct financing leases)
                                                                --------------------        ------------------------
Revenues from direct financing leases in:
Japan...................................................                yen84,151                      69.0%
Overseas................................................                   37,763                      31.0
                                                                       ----------                    ------
     Total..............................................               yen121,914                     100.0%
                                                                       ==========                    ======

     Our revenues from direct financing leases represented 18.5% of our total revenues in the year ended March 31, 2002.

     The typical direct financing lease is for one specific user, with financial terms designed to recoup most, if not all, of the initial cost of the equipment during the initial contractual lease term. Payments are usually made monthly in a fixed amount. A direct financing lease is generally non-cancellable during the term of the lease. The term of a typical direct financing lease in Japan is approximately five years. We engage in direct financing lease operations in Japan and in most countries in which we have operations. Our direct financing lease operations cover most types of equipment, broadly categorized into information-related and office equipment, industrial equipment, commercial services equipment, transportation equipment, and other equipment.

     The following table shows the balance of direct financing lease assets by category of equipment:

                                                                          As of March 31,
                                              -------------------------------------------------------------------
                                                   1998          1999         2000          2001         2002
                                              ------------  ------------  ------------  ------------  ------------
                                                                     (In millions of yen)
Information-related and office equipment..... yen  623,203  yen  493,298  yen  373,281  yen  334,174  yen  262,524
Industrial equipment.........................      473,140       444,261       394,581       372,542       286,942
Commercial services equipment................      273,730       224,080       194,809       193,624       186,115
Transportation equipment.....................      443,486       414,093       398,521       415,246       603,843
Other........................................      372,463       377,110        83,761       342,123       319,245
                                              ------------  ------------  -----------   ------------  ------------
     Total................................... yen2,186,022  yen1,952,842  yen1,744,953  yen1,657,709  yen1,658,669
                                              ============  ============  ============  ============  ============

     The balance of investment in direct financing leases as of March 31, 2002 is essentially unchanged from that of the prior fiscal year-end, as a sharp increase in the balance of transportation equipment leases primarily due to acquisitions was offset by declines in other categories due to the securitization of lease assets and a decline in the level of new contracts compared with the previous fiscal year.

     The above table does not include securitized lease assets. If securitized assets were included the total balance of direct financing lease assets would be yen1,968,872 million as of March 31, 2001, and yen2,033,818 million as of March 31, 2002.

     At March 31, 2002, no single lessee represented more than 1% of our total portfolio of direct finance leases. As of March 31, 2002, approximately 75.7% of our direct financing leases were to lessees located in Japan, and approximately 15.0% of our direct financing leases were to lessees located in the United States.

     The following table shows a breakdown of the components of investment in direct financing leases:

                                                                          As of March 31,
                                                  --------------------------------------------------------------------
                                                     1998         1999         2000          2001         2002
                                                  ------------  ------------  ------------  ------------  ------------
                                                                       (In millions of yen)
Minimum lease payments receivable............     yen2,348,361  yen2,100,934  yen1,881,289  yen1,771,625  yen1,727,729
Estimated residual value.....................           64,052        58,827        57,900        56,566        80,206
Initial direct costs.........................           28,294        29,374        26,042        24,616        23,224
Unearned lease income........................        (254,685)     (236,293)     (220,278)      (195,098)     (172,490)
                                                  ------------  ------------  ------------  ------------  ------------
     Total...................................     yen2,186,022  yen1,952,842  yen1,744,953  yen1,657,709  yen1,658,669
                                                  ============  ============  ============  ============  ============

     Information-related and office equipment

     Information-related and office equipment includes computers and related equipment, as well as communication-related equipment. Japanese companies have significantly increased investment in information systems, and outsourcing by Japanese firms has increased the importance of lease financing. This category represents a major portion of our direct financing lease portfolio, reflecting our strategy to focus on profitable small-ticket leasing. Profitability was emphasized and contracted lease balances were stringently monitored. In addition, due to the small-lot nature of this type of agreement, lease assets in this market were often securitized, causing a decline in balance. We have also employed vendor programs in this sector to improve the efficiency of our origination activities, and we have systematized the contract process and automated credit evaluation. In the small-ticket lease sector we compete mainly with captive and non-captive credit companies rather than traditional leasing firms. We compete with these firms by maintaining a nationwide network of sales offices. We have been successful in penetrating the market. In particular we have developed a new customer base through our relationships with dealers and distributors. We also provide a range of complementary products and services.

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

     Transportation equipment

     Transportation equipment within the direct financing lease portfolio consists almost entirely of automobile fleet leasing to corporate clients. ORIX Auto Leasing and IFCO, 80% of which was acquired in September 2001, are our main companies handling domestic operations. We also have automobile leasing companies in several countries in Asia and Oceania. This segment has become important in the direct financing lease portfolio as the demand for auto leasing services has increased both in Japan and in our overseas markets. Domestic demand for automobile leasing services has increased due to the general trends towards outsourcing and greater acceptance of fleet leasing by corporate customers. In addition, there is an increasing trend for Japanese companies not to own their own vehicle fleets, particularly when dealer negotiation, maintenance and the payment of taxes, insurance and other costs can be handled by one vendor, such as us.

     We maintain a nationwide service network of approximately 8,000 agents and repair shops with which we have entered into arrangements to provide services for our leased automobiles. To further upgrade automobile maintenance capabilities, we supply ORIX-brand low-cost, high-quality automobile replacement parts to cooperating auto repair facilities. In addition, in a joint arrangement with three oil refining and distribution companies in 1998, we began to issue an Auto Management Service Card that can be used anywhere in Japan to allow customers to monitor fuel costs on a centralized basis and obtain other data services. Moreover, to deal with legal, labor-related, accident, and other types of risks, we provide comprehensive risk management services and assist customers, from a variety of perspectives, in effectively managing and controlling costs related to automobile usage.

     We are coordinating the marketing activities of our various business lines and subsidiaries to promote automobile leasing. In recent periods we have increased the scope of our corporate fleet leasing operations. As of March 31, 2002, we had a total of approximately 390,000 vehicles under lease. Based on the year ended March 31, 2001 data, we had a market share of approximately 12% of the domestic automobile leasing industry, which we believe made us the largest independent automobile lessor in Japan. We believe that our value-added services relating to vehicle maintenance and post-accident procedures enable us to provide quick and efficient comprehensive maintenance services. In order to diversify our access to secondary markets, and increase the returns on the eventual sale of vehicles from our fleet on which leases have expired, we have established five specialist automobile auction sites in Japan. These sites handled the sale of approximately 40,000 vehicles in the year ended March 31, 2002.

     Other equipment

     Other equipment that we lease to Japanese clients includes a wide range of medical equipment.

     Quality of our assets

     The following table provides information about our past due receivables and provisions for direct financing leases. Average balances are calculated on the basis of fiscal quarter-end balances:

                                                                                       As of March 31,
                                                                   ------------------------------------------------
                                                                     2000               2001                2002
                                                                   ---------          ---------           ---------
                                                                  (In millions of yen, except percentage data)
90+ days past due direct financing leases...............           yen53,743          yen53,515           yen67,924
90+ days past due direct financing leases as a
   percentage of the balance of investment in direct
   financing leases.....................................                3.1%               3.2%                4.1%
Provisions as a percentage of average balance of
   investment in direct financing leases................                1.1%               1.3%                1.3%
Allowance for direct financing leases...................           yen35,783          yen40,885           yen50,837
Allowance for direct financing leases as a percentage
   of the balance of 90+ days past due direct financing
   leases...............................................               66.6%              76.4%               74.8%
Allowance for direct financing leases as a percentage
   of the balance of investment in direct financing
   leases...............................................               2.05%              2.47%               3.06%

     The allowance for direct financing leases increased at March 31, 2002 mainly due to the consolidation of IFCO which was acquired by ORIX in September 2001. See "--Direct financing leases".

     We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases was adequate as of March 31, 2002, because:

     o lease receivables are generally diversified and the amount of the realized loss on each contract is likely to be relatively small;

     o all the lease contracts are collateralized by the underlying leased equipment and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment; and

     o the allowance for doubtful receivables on direct financing leases as a percentage of the balance of 90+ days past due direct financing leases was 74.8% as of March 31, 2002.

     The ratio of charge-offs as a percentage of the balance of the investment in direct financing leases averaged 0.95% for the three years ended March 31, 2002. We recognize that, due to our charge-off policy, historical ratios of charge-offs as a percentage of the balance of our investment in direct financing leases may be lower than if we had taken charge-offs on a more timely basis. Accordingly, in evaluating whether the ratio of allowance for doubtful receivables as a percentage of the balance of our investment in direct financing leases is adequate, we do not give as much weight to historical charge-off ratios as we do to the other factors discussed above.

   Operating leases

     Operating leases constitute another of our principal business activities. The table below provides a geographical breakdown of our operating lease assets as of March 31, 2002:

                                                                              As of March 31, 2002
                                                               --------------------------------------------------
                                                                                             (percentage of total
                                                               (In millions of yen)            operating leases)
                                                               --------------------          --------------------
Investment in operating leases in:
Japan...................................................             yen338,719                       71.4%
Overseas................................................                135,772                       28.6
                                                                     ----------                      -----
   Total................................................             yen474,491                      100.0%
                                                                     ==========                      =====

As of March 31, 2002, our total operating lease assets represented 8.6% of our total operating assets.

The table below provides a geographical breakdown of revenues from our operating leases for the year ended March 31, 2002:

                                                                              Year ended March 31, 2002
                                                               -------------------------------------------------------
                                                                                        (percentage of total revenues
                                                               (In millions of yen)         from operating leases)
                                                               --------------------     ------------------------------
Revenues from operating leases in:
Japan...................................................             yen 87,732                      72.6%
Overseas................................................                 33,075                      27.4
                                                                     ----------                    ------
   Total................................................             yen120,807                     100.0%
                                                                     ==========                    ======

     In the year ended March 31, 2002, our revenues from operating leases represented 18.3% of our total revenues.

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

     The following table shows the balance of operating lease assets by segment:

                                                                        As of March 31,
                                                    --------------------------------------------------------------
                                                      1998         1999         2000          2001         2002
                                                    ----------   ----------   ----------   ----------   ----------
                                                                       (In millions of yen)
Transportation equipment.....................       yen195,392   yen181,886   yen159,548   yen165,218   yen187,605
Measuring equipment and personal computers...           59,989       58,552       58,431       77,808       71,527
Real estate and other........................          179,685      170,718      179,597      208,145      215,359
                                                    ----------   ----------   ----------   ----------   ----------
     Total...................................       yen435,066   yen411,156   yen397,576   yen451,171   yen474,491
                                                    ==========   ==========   ==========   ==========   ==========

     The balance of our total investment in operating leases increased by 5.2%, or yen23,320 million, from March 31, 2001 to March 31, 2002.

     Transportation equipment

     Transportation equipment that we lease out under operating leases consists mainly of aircraft, automobiles and oceangoing vessels. Our fleet of aircraft as of March 31, 2002 stood at 23 owned and 39 managed aircraft. These are leased principally to European and North American carriers. We own 21 Airbus 320s, one Airbus 340 and one Boeing 737. We have limited our investment to these types of aircraft due to their relative liquidity in the leasing market. Our aircraft lease operations are managed by ORIX Aviation Systems. The weighted average useful life of our transportation equipment is 12 years.

     Our two principal markets for automobile operating leases are Japan and Australia, although we also maintain automobile operating lease operations in several Asian countries.

     Measuring equipment and personal computers

     We have developed a strong position in the domestic measuring equipment and personal computer rental sector. We believe that we are the industry leader in the domestic market for measuring equipment. Our customers include major domestic and overseas electronics companies. We rent measuring equipment and personal computers primarily through a specialist subsidiary, ORIX Rentec. We believe that our inventory of more than 380,000 pieces of measuring and diagnostic equipment is the largest of its kind in Japan.

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

     Real estate and other

     We maintain a portfolio of 57 rental dormitories, which we rent to major domestic corporations for use by their staff. We also own and operate for rental purposes office buildings, approximately 2,000 apartment units, and a number of other real estate properties, located mainly in or near Tokyo and Osaka. The weighted average useful life for our real estate and other is 40 years.

   Installment loans and investment securities

     In the year ended March 31, 2002, our revenues from interest on loans and investment securities were yen121,962 million representing 18.5% of our total revenues. As of March 31, 2002, the balance of installment loans was yen2,273,280 million and the balance of investment in securities was yen861,336 million.

   Installment loans

     The table below provides a geographical breakdown of investment in installment loans as of March 31, 2002:

                                                                            As of March 31, 2002
                                                              ------------------------------------------------
                                                                                          (percentage of total
                                                              (In millions of yen)         installment loans)
                                                              --------------------        --------------------
Investment in installment loans:
Japan..................................................           yen1,840,289                      81.0%
Overseas...............................................                432,991                      19.0
                                                                  ------------                    ------
     Total.............................................           yen2,273,280                     100.0%
                                                                  ============                    ======

     The following table shows the balance of installment loans by domicile and type of borrowers.

                                                                          As of March 31,
                                                  -----------------------------------------------------------------
                                                      1998         1999         2000           2001         2002
                                                  ------------ ------------ ------------  ------------ ------------
                                                                       (In millions of yen)
Domestic consumer:
     Housing loans...........................     yen  426,559 yen  411,215 yen  396,748  yen  392,896 yen  557,461
     Card loans..............................           98,187      118,347      121,272       181,215      230,358
     Other...................................           55,811       43,663       56,461        43,959       44,829
                                                  ------------ ------------ ------------  ------------ ------------
     Subtotal................................          580,557      573,225      574,481       618,070      832,648
                                                  ------------ ------------ ------------  ------------ ------------
Domestic commercial:
     Real estate related companies...........          213,911      188,085      203,537       222,818      278,367
     Commercial and industrial companies.....          607,952      614,988      657,355       627,252      708,031
                                                  ------------ ------------ ------------  ------------ ------------
     Subtotal................................          821,863      803,073      860,892       850,070      986,398
                                                  ------------ ------------ ------------  ------------ ------------
     Total domestic consumer and commercial..        1,402,420    1,376,298    1,435,373     1,468,140    1,819,046
Foreign commercial, industrial and other
   borrowers.................................          377,761      368,661      337,754       357,446      432,771
Direct loan origination costs, net...........           14,644       16,928       18,312        20,925       21,463
                                                  ------------ ------------ ------------  ------------ ------------
Total........................................     yen1,794,825 yen1,761,887 yen1,791,439  yen1,846,511 yen2,273,280
                                                  ============ ============ ============  ============ ============

     As of March 31, 2002, we had no concentration of loans to borrowers in a single industry, other than loans to real estate related companies. At March 31, 2002, it had loans outstanding of yen311,609 million to real estate related companies and construction companies. Of that amount, a valuation allowance was required for loans with an outstanding balance of yen31,045 million. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral.

     As of March 31, 2002, approximately 81% of loans were to borrowers in Japan and approximately 11% were to borrowers in the United States.

     The above table does not include securitized assets. If securitized assets were included, the total balance of installment loans would be yen1,887,596 million as of March 31, 2001 and yen2,349,242 million as of March 31, 2002.

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

     Substantially all of our card loans and small-lot consumer loans are unsecured. Despite the relatively small size of these loans, we have emphasized the selection of borrower type, and has developed products that differentiate it from our competitors. For example, it provides card loans that offer higher credit-quality individuals lower interest rates than those offered by consumer finance companies. It also undertakes rigorous credit evaluation procedures.

     We distribute our housing loans principally through contacts with real estate developers and brokers while we distribute other consumer loan products through direct mail, print media and the Internet.

     In the year ended March 31, 2000, we transferred our housing loan business from our Real Estate Finance Headquarters to ORIX Trust and Banking in order to respond effectively to diverse demands for housing loans from owners-occupiers as well as investors.

     In September 2001, the Company, ORIX Trust and Banking and Asahi Mutual Life reached a preliminary agreement for ORIX Trust and Banking to purchase housing loan assets from Asahi Mutual Life. The purchase was completed at the end of December 2001 (approximately 14,400 loans totaling yen132 billion).

     Loans to domestic commercial borrowers

     Loans to domestic commercial borrowers include loans to real estate-related companies, as well as general corporate lending. Historically, a substantial portion of loans extended by ORIX were to real estate-related companies. However, in recent years, we have made few new loans to real estate-related companies. Reflecting changing industry trends, we receive financing proposals more for short-term bridge finance for homes and other real estate than for long-term project finance. We expect steady demand to continue for this type of lending in the short-to-medium term. Commercial lending covers the spectrum of Japanese corporate lending, including loans to the leisure industry, loans to consumer finance companies, and loans to the Japanese retail sector. Despite sluggish economic conditions in Japan, we have been able to achieve moderate growth in this segment by offering financing products that meet our customers' diverse needs.

     Loans to foreign borrowers

     Loans to foreign borrowers include our overseas ship finance operations and general corporate lending. These borrowers are primarily in the United States and Hong Kong. Substantially all of our overseas installment loans are to corporate customers, such as multinational shipping companies and North American corporate customers.

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

                                                                             As of March 31,
                                                              ------------------------------------------------
                                                                2000               2001               2002
                                                              ----------         ----------         ----------
                                                                            (In millions of yen)
Impaired loans.........................................       yen125,921         yen120,090         yen113,000
Impaired loans requiring a valuation allowance.........           83,408             73,636             71,802
Valuation allowance....................................           51,791             47,037             45,862

     The allowance for impaired loans accounted for under FASB Statement 114 relates mainly to non-performing assets resulting from the collapse of the Japanese real estate market in and following 1992. Following the adoption of FASB Statement 114 in the year ended March 31, 1996, we increased the allowance for the category, principally as a result of a decline in the value of real estate collateral supporting these loans, despite the absence of significant change in the level of total outstanding value of these loans. In the year ended March 31, 2002, a charge-off of impaired loans amounting to yen8,475 million resulted in a decrease in the outstanding balances of impaired loans as of March 31, 2002 compared to March 31, 2001.

     The following table provides the outstanding balances of impaired loans by region and type of borrowers. Domestic consumer loans in the "Others" category primarily consist of loans secured by stock and golf club memberships:

                                                                                   As of March 31,
                                                                   ------------------------------------------------
                                                                     2000                2001               2002
                                                                   ----------         ----------         ----------
                                                                                (In millions of yen)
Domestic consumer:
     Housing loans.....................................            yen     --         yen     --         yen     --
     Card loans........................................                    --                 --                 --
     Others............................................                   646                625              2,193
                                                                   ----------         ----------         ----------
         Subtotal......................................                   646                625              2,193
Domestic commercial:
     Real estate related companies.....................                49,432             48,527             40,184
     Commercial and industrial companies...............                64,131             59,288             58,338
                                                                   ----------         ----------         ----------
         Subtotal......................................               113,563            107,815             98,522
Foreign, commercial, industrial and other borrowers....                11,712             11,650             12,285
                                                                   ----------         ----------         ----------
Total..................................................            yen125,921         yen120,090         yen113,000
                                                                   ==========         ==========         ==========

     The following table provides information as to past due loans and allowance for installment loans, excluding amounts attributable to treatment under FASB Statement 114. Average balances are calculated on the basis of fiscal quarter-end balances:

                                                                                     As of March 31,
                                                                     ------------------------------------------------
                                                                        2000               2001                2002
                                                                     ----------         ----------         ----------
                                                                       (In millions of yen, except percentage data)
90+ days past due loans not attributable to treatment
   under FASB Statement 114.............................              yen91,513          yen84,827           yen74,199
90+ days past due loans not attributable to treatment
   under FASB Statement 114 as a percentage of the
   balance of installment loans excluding FASB
   Statement 114 loans..................................                   5.4%               4.9%                3.4%
Provisions as a percentage of average balance of
   installment loans....................................                   1.1%               1.0%                1.0%
Allowance for possible loan losses not attributable to
   treatment under FASB Statement 114...................              yen49,365          yen53,155           yen56,188




                                                                                     As of March 31,
                                                                     ------------------------------------------------
                                                                        2000               2001                2002
                                                                     ----------         ----------         ----------
                                                                       (In millions of yen, except percentage data)
Allowance for loans not attributable to treatment under
   FASB Statement 114 as a percentage of the balance of
   90+ days past due loans not attributable to
   treatment under FASB Statement 114...................                  53.9%              62.7%               75.7%
Allowance for loans not attributable to treatment under
   FASB Statement 114 as a percentage of the balance of
   installment loans excluding FASB Statement 114 loans.                  2.96%              3.08%               2.60%

     At March 31, 2002, the allowance for loans not attributable to treatment under FASB Statement 114 as a percentage of 90+ days past due loans not attributable to treatment under FASB Statement 114 loans increased, reflecting a decline in value of collateral underlying assets and overall economic conditions in Japan with remained stagnant.

     The following table shows the balance of 90+ days past due loans not attributable to treatment under FASB Statement 114 by domicile and type of borrowers:

                                                                               As of March 31,
                                                               -----------------------------------------------
                                                                 2000               2001               2002
                                                               ---------          ---------          ---------
                                                                            (In millions of yen)
Domestic consumer:
     Housing loans.....................................        yen67,066          yen60,316          yen53,577
     Card loans and other..............................           16,825             14,832              9,585
Domestic commercial:
     Real estate related companies.....................              191                808                195
     Commercial and industrial companies...............            2,103              2,050              2,192
Foreign, commercial, industrial and other borrowers....            5,328              6,821              8,650
                                                               ---------          ---------          ---------
         Total.........................................        yen91,513          yen84,827          yen74,199
                                                               =========          =========          =========

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

     We determine the allowance for card loans and other on the basis of past loss experience, general economic conditions and the current portfolio composition. In addition, we determine the amounts of necessary charge-offs and these amounts are added to provision against losses.

     We believe that the level of the allowance as of March 31, 2002 was adequate because:

     o we expect to recover a portion of the outstanding balance for 90+ days past due loans (excluding FASB Statement 114 loans) primarily because most 90+ days past due loans are domestic housing loans, which are generally made to individuals and generally secured by first mortgages; and

     o the allowance for possible loan losses not attributable to treatment under FASB Statement 114 as a percentage of the balance of 90+ days past due loans not attributable to treatment under FASB Statement 114 was 75.7% as of March 31, 2002.

     The ratio of charge-offs as a percentage of the balance of installment loans averaged 0.93% for the three years ended March 31, 2002. We recognize that, due to our charge-off policies, historical ratios of charge-offs as a percentage of the balance of our investment in installment loans may be lower than if we had taken charge-offs on a more timely basis. Accordingly, in evaluating whether the ratio of allowance for possible loan losses as a percentage of the balance of installment loans is adequate, we do not give as much weight to historical charge-off ratios as we do to the other factors discussed above.

   Investment securities

     We maintain a sizable investment in various securities. The largest segment of this portfolio is the investment of the reserves in our life insurance operations. This is approximately 53.1% of our total investment in securities as of March 31, 2002. These reserves are generally invested in corporate debt. Overseas, we also have substantial holdings in corporate debt in the United States as well as emerging markets in Latin America, Eastern Europe and Southeast Asia. The following table shows our investment in securities by category of investment:

                                                                   As of March 31,
                                      --------------------------------------------------------------------------
                                              2000                       2001                      2002
                                      --------------------       --------------------       --------------------
                                                     (In millions of yen, except percentage data)
Trading securities..............      yen    390      0.1%       yen    581      0.1%       yen    879      0.1%
Available-for-sale securities...         689,638     90.9           841,409     89.3           718,919     83.5
Held-to-maturity securities.....          11,404      1.5            13,005      1.4            16,008      1.9
Other securities................          56,949      7.5            87,163      9.2           125,530     14.5
                                      ----------    -----        ----------    -----        ----------    -----
     Total......................      yen758,381    100.0%       yen942,158    100.0%       yen861,336    100.0%
                                      ==========    =====        ==========    =====        ==========    =====

     Corporate debt securities consist of general obligation and fixed interest rate instruments. Our portfolio included investments by our US operations in high yield debt securities with a balance of yen45,649 million and in commercial mortgage-backed securities with a balance of yen109,930 million as of March 31, 2002. Trading securities include securities held in the trading portfolio of ORIX Securities, ORIX Commodities and ORIX Capital Markets.

     The following table provides the fair value of available-for-sale and held-to-maturity securities in each major security type:

                                                                               As of March 31,
                                                                   ------------------------------------------------
                                                                      2000               2001               2002
                                                                   ----------         ----------         ----------
                                                                            (In millions of yen)
Available-for-sale securities:
Japanese and foreign government bond securities........            yen 12,895         yen 25,431         yen 25,308
Japanese prefectural and foreign municipal bond
   securities..........................................                33,021             39,692             24,374
Corporate debt securities..............................               482,417            604,145            497,838
Mortgage-backed and other asset-backed securities......                54,475             94,236            112,891
Funds in trust.........................................                 2,479              5,508              4,987
Equity securities......................................               104,351             72,397             53,521
                                                                   ----------         ----------         ----------
                                                                   yen689,638         yen841,409         yen718,919
                                                                   ==========         ==========         ==========
Held-to-maturity securities:
Japanese and foreign government bond securities........            yen     --         yen    142         yen    205
Asset-backed securities................................                11,404             12,864             17,513
                                                                   ----------         ----------         ----------
                                                                   yen 11,404         yen 13,006         yen 17,718
                                                                   ==========         ==========         ==========

     At March 31, 2002, marketable equity securities amounted to approximately 6.2% of our total investment in securities. We make these equity investments mainly to strengthen business relationships with customers.

   Life insurance

     Our life insurance business includes insurance underwriting and agency sales. Our life insurance underwriting business is conducted by our subsidiary ORIX Life Insurance. Our life insurance agency sales business is conducted by the Company. Revenues from life insurance premiums and related investment income for the year ended March 31, 2002 were yen152,333 million ($1,143 million), or 23.1% of our total revenues.

     ORIX Life Insurance

     ORIX Life Insurance is a full-line life insurance underwriter, with total value of insurance contracts in force at March 31, 2002 amounting to yen3,653 billion. ORIX Life Insurance traditionally distributed our products through agents, including ORIX as well as independent agents. In September 1997 ORIX Life Insurance initiated ORIX Direct. ORIX Direct is Japan's first product suite that includes whole life, endowment, and term life insurance products offered through direct channels. Since this insurance is sold via newspaper advertisements, the Internet, and other direct channels, administration expenses such as agent fees and marketing office expenses are lower than for agency-based businesses.

     The following table shows a breakdown of the balance of investments by ORIX Life Insurance as of March 31, 2002:

                                                       As of March 31, 2002
                                                   -----------------------------
                                                       (In millions of yen)
Fixed income securities............................          yen433,463
Marketable equity securities.......................                  73
Other securities...................................              23,596
     Total investment in securities................             457,132
     Other investments.............................              86,606
         Total.....................................          yen543,738

     Investments by ORIX Life Insurance other than securities consisted principally of real estate for rental and loans.

   Real estate development and management

     In addition to our real estate lending operations, we are involved in a range of property development and property management services. We own, operate and provide management services, including tenant and rental income management, for a number of commercial and other properties in Japan, including a corporate training facility, golf courses and hotels. Following our acquisition of Nihon Jisho in April 2001, we also own office building and residential property owned and operated by Nihon Jisho and land for subdivision development, and have subsidiaries involved in building maintenance and real estate appraisal business.

     In August 2001, we acquired the majority of Kansai Maintenance, a building maintenance company through a tender offer. We expect that the acquisition of Kansai Maintenance will strengthen our ability to provide property operations and management services. In March 2002, we acquired the rest of Kansai Maintenance through a share exchange. The building maintenance business of Nihon Jisho and Kansai Maintenance were combined under a holding company called ORIX Facilities Corporation in May 2002.

     We actively engage in real estate development. We have earned substantial profit from the planning and development of condominium buildings in Japan. In the year ended March 31, 2002, operating revenues from the condominium business accounted for approximately 48% of other operating revenues. In the United States, ORIX Real Estate Equities engages in real estate development, focusing on "build-to-suit" real estate development. This type of development enables us to secure the profitability of new projects through the prior arrangement of long-term leases and sales contracts.

     Our real estate development activities cover both the residential and commercial property markets in Japan. We completed the subdivision and sale of approximately 1,100 residential apartment units in the year ended March 31,

2001 and approximately 1,900 units in the year ended March 31, 2002. We are also involved in commercial real estate development. The expertise that we have accumulated in more than 16 years in the Japanese real estate market, coupled with our financing capabilities, allow us to create one-stop development packages.

     Since the adoption of the Law Concerning Securitization of Specified Assets by Special Purpose Companies in September 1998, we have actively engaged in the securitization of real estate assets. In this area, we draw on our experience from US operations and other expertise in handling leases, loans to corporations, and real estate business as we actively work to expand our securitization of real estate and other types of assets as well as developing our loan servicing operations.

     On May 7, 2002, ORIX JREIT Inc. submitted a filing to the Tokyo Stock Exchange indicating our intention to make an initial public offering of units in the JREIT, 100% of which are presently owned by us. Prior to and during the year ended March 31, 2002, we acquired approximately yen100 billion in real property that was subsequently sold to JREIT. Subsequent to completion of the offering of investment units of the JREIT, these assets no longer remain on our consolidated balance sheets. We retained approximately 20% of the investment units of the JREIT. In connection with the public offering of the investment units, we received proceeds of approximately yen50 billion.

Other operations

     Our other operations include the sale and structuring of commodities funds, securities brokerage, the sale of life and non-life insurance products offered by insurance companies other than ORIX Life Insurance, and several other businesses.

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

     Taking advantage of the deregulation of brokerage commissions in October 1999, ORIX Securities is offering discount brokerage services to individual investors. As part of this move to further develop our activities, ORIX Securities in May 1999 began to offer "ORIX ONLINE," an equity trading service available via telephone and the Internet.

     Venture capital

     In 1983 we established ORIX Capital to provide venture capital and related consultancy services for companies that are potential candidates for initial public offerings in Japan. As of March 31, 2002, assets under ORIX Capital's management were approximately yen20,342 million, consisting entirely of equity securities.

     Insurance agency sales

     We engage in life insurance agency sales through our network of approximately 1,900 registered sales agents. We serve as a sales agent for ORIX Life Insurance. ORIX Life Insurance also contracts with independent specialized insurance sales agents to market our products. ORIX Life Insurance's sales agents market through customer visits.

     In September 1999, we formed a joint venture with the American International Group (AIG) to operate in the Japanese nonlife insurance sector. ORIX Insurance Planning Corporation is a domestic nonlife insurance agency that provides various types of nonlife insurance products such as fire and casualty insurance and other products including new types of liability insurance. ORIX Insurance Planning is developing new nonlife insurance products tailored to customers' requirements in cooperation with AIG and organizing distinctive marketing programs for those products.

     Personal financial services

     In 1997, we established our Personal Financial Services Department to examine the potential for it to enter the Japanese financial services sector. This market sector has been highly regulated with little product differentiation in Japan, and, consequently, offered us few opportunities. However, with the advent of financial deregulation in Japan, we expect that there will be many opportunities for us to enter the market, and capitalize on the brand recognition that we have built to date. We provide financial consulting and financial products tailored to meet the needs of Japanese consumers.

     The Personal Financial Services Department began to offer Life Insurance Diagnostic Services in July 1997. These services provide detailed advice to customers regarding the type of insurance most suited to their individual lifetime financial plans. In addition, based on the data gathered while providing these services, the Personal Financial Services Department makes proposals for insurance products tailored to individual customers.

     General and trust banking

     ORIX Trust and Banking provides us with a general banking license and a trust business license. We engage primarily in direct marketing of deposit products and housing loans. As of March 31, 2002, the balance of deposits was approximately yen225 billion and the balance of these housing loans was approximately yen318 billion.

     Waste management

     We established ORIX Eco Services Corporation in 1998 to help our leasing clients deal with their waste management problems. Our activities include organizing a network of waste disposal companies and introducing as well as acting as intermediary between our customers and these waste disposal companies.

     Loan Servicing

     Through our subsidiary ORIX Capital Markets, we engage in the servicing of commercial mortgage loans collateralized primarily by real estate. As of March 31, 2002, ORIX Capital Markets serviced commercial loan portfolios on behalf of itself and outside investors with unpaid principal balances of approximately yen4,957 billion.

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

Management of Residual Assets

     Our personnel have extensive experience in managing equipment over its full life cycle. We have the expertise to provide or arrange for required maintenance and repairs, to obtain required regulatory permits and to repossess equipment or real estate from defaulting credits. Although the estimated residual value of equipment under direct financing leases is on average approximately 3% of total receivables, this figure is greater for operating leases which carry inherently higher obsolescence and resale risks.

     We have established relationships with service, repair and resale facilities throughout Japan, which reduce these risks. For example, ORIX Auto Leasing maintains alliances with approximately 8,000 servicing agents and repair facilities throughout Japan.

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

International Operations

     Since the establishment of our first overseas subsidiary in Hong Kong in 1971, we have competed in selected international markets through our subsidiaries and investments in international joint ventures. Our approach to international expansion has been to focus first on direct financing leases. We have either established wholly-owned operations or set up joint ventures with a strong local partner. In the cases of ORIX Financial Services in the United States and ORIX Polska S.A. in Poland, we have expanded through acquisitions. In addition to direct financing leases, in our international operations in various jurisdictions we offer automobile maintenance leases, operating leases for measuring equipment, personal financial services and aircraft leases. In the United States, we have undertaken a diverse range of financial and real estate-related business including corporate finance as well as real estate financing and development operations.

     Our international operations have become a substantial part of our operations, generating approximately 22.3% of our total revenues in the year ended March 31, 2002. Of these overseas revenues, approximately 51.3% are from the Americas, 38.7% from the Asia and Oceania region, and the remaining 10.0% from Europe. Approximately 21.2% of our total assets are overseas operating assets, excluding assets attributable to the corporate segment and assets which belong to affiliate operations. Approximately 59.1% of overseas assets as of March 31, 2002 related to the Americas, 32.4% to Asia and Oceania, and the remaining 8.5% to Europe.

   The Americas

     After opening a representative office in 1974, we commenced formal operations in the United States in 1981 when we established a wholly-owned subsidiary, ORIX USA. Since then, we have significantly expanded our activities in the United States. ORIX USA owns 100% of the equity of ORIX Real Estate Equities, ORIX Financial Services and ORIX Capital Markets.

     In the year ended March 31, 2002, we restructured our US operations in order to improve efficiency and to strengthen risk control. Most of the lease receivables of ORIX USA were transferred to ORIX Financial Services, while most of its loan receivables and investment securities were transferred to ORIX Capital Markets.

     ORIX Real Estate Equities is a real estate development and management company, which we acquired in 1987. ORIX Real Estate Equities is headquartered in Chicago with offices in several major cities in the Unites States, and properties in ten states in the US and Toronto, Canada. The current operations of ORIX Real Estate Equities are focused on three main activities:

     o    build-to-suit development of retail, industrial and office projects;

     o the acquisition of office and industrial properties that offer value-enhancement opportunities; and

     o    asset and property management.

     These activities cover properties in our own portfolio as well as third party properties.

     ORIX Financial Services, which was acquired in 1989, specializes in equipment finance and corporate lending.

     In the year ended March 31, 2002, weakening conditions in the US economy continued to adversely affect the leasing business related to transportation, construction and other heavy equipment, resulting in an increase in doubtful receivables on direct financial leases. We are proactively responding to this development by implementing a restructuring program of ORIX Financial Services.

     We have installed a new management team at ORIX Financial Services, replacing 40 members of senior management, and have reduced the number of ORIX Financial Services employees by roughly 40%. In addition, a specialist recovery team has been set up to pursue quick recovery on problem loans. At the same time, we are moving to diversify our portfolio further by increasing activities in business credit, structured finance and other new lending businesses.

     In 1989 we became involved in the field of commodities trading and management, primarily through our investment in Stockton Holdings, a company that traded in futures and provided reinsurance. As of March 31, 2002 we owned 29.4% of the equity of Stockton Holdings, without taking into account outstanding options.

     We increased our ownership from 45% to 100% in July 1999 of Banc One Mortgage Capital Markets, LLC, currently called ORIX Capital Markets. ORIX Capital Markets combines origination, commercial mortgage-backed securities investment, and servicing functions into a single entity focused on commercial mortgage capital markets. ORIX Capital Markets is a leading servicer of performing mortgage loans and the largest special servicer in the United States providing loan workout and liquidation expertise on securitized and privately held portfolios. In addition, ORIX Capital Markets also manages a portfolio of principally high yield corporate debt which was transferred from ORIX USA in August 2001.

   Asia, Oceania and the Middle East

     In 1971 we established our first overseas office in Hong Kong, and had 56 subsidiaries and affiliates at March 31, 2002. These companies do business in 16 countries in the Asia, Oceania and the Middle East regions. During about 30 years that we have maintained a presence in Asia, ORIX Asia, based in Hong Kong, has been the base for our expansion and operations in the region. ORIX Asia provides a wide range of financial services. Singapore has been another center for our activity in the region. We now have five ORIX subsidiaries and affiliates in Singapore undertaking leasing, rental, ship financing, securities investment and venture capital operations.

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

     Our domestic subsidiaries have also been expanding into the region. For example, we have established specialized auto leasing operations in Singapore, Taiwan and Malaysia, and ORIX Rentec established personal computer and measuring equipment rental operations in Singapore in 1995, Malaysia in 1996 and South Korea in 2001.

     We have also expanded our activities into and throughout Asia and Oceania including the Middle East and North Africa through our overseas subsidiaries and affiliates such as ORIX Australia Corporation Limited, ORIX New Zealand Limited, ORIX Leasing Pakistan Limited, ORIX Investment Bank Pakistan Limited and Infrastructure Leasing & Financial Services, Ltd in India.

   Europe

     We initiated our activities in Europe in 1974, when we established a liaison office in London. We conduct our current European operations principally through ORIX Europe Limited ("ORIX Europe"), ORIX IRELAND LIMITED (established in 1988 as a finance vehicle for our European operations), ORIX Aviation Systems in Dublin (which has marketing, technical, legal and administrative teams to develop our international aircraft operating lease business), and ORIX Polska S.A. (an equipment leasing company in Warsaw). Multinational transportation operators are the principal customers of our European operations.

     Established in 1982, ORIX Europe provides leasing, general and corporate lending and other financial services throughout Europe. These include international ship financing, real estate financing and investment in international securities.

Property, Plants and Equipment

     Because our main business is to provide diverse financial services to our clients, we do not own any factories or facilities which manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

     Our most important facility that we own is our headquarters building. Our headquarters is in Shiba, Minato-ku, Tokyo and covers a floor space of 19,662 square meters. We have no plans to expand our headquarters or to build additional material offices. See also "--Description of Property".

Regulation

     We are incorporated under the Commercial Code and our corporate activities are governed by the Commercial Code.

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

     The insurance industry in Japan is regulated by the Insurance Business Law. Insurance business may not be carried out without a license from the Financial Services Agency. There are two kinds of licenses related to insurance businesses: one for life insurance businesses and another for non-life insurance businesses. The same entity cannot obtain both of these licenses. In general, ORIX Life Insurance, as an insurance company, is prohibited from engaging in any other activity. Insurance solicitation which we conduct is also governed by the Insurance Business Law. We are registered as a sales agent with the Ministry of Finance, the government authority formerly in charge of supervising the insurance business at the time of our application for the registration.

     We operate our securities business through ORIX Securities. The Securities and Exchange Law of Japan (the "Securities and Exchange Law") and related laws and regulations apply to the securities industry in Japan. The Securities and Exchange Law regulates both the business activities of securities companies and the conduct of securities transactions. ORIX Securities is subject to these and other laws and regulations. Violation of these provisions could result in sanctions against ORIX Securities or our officers and employees.

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

     The Law for Special Measures Concerning the Debt Management and Collection Business (the Servicer Law), which was enacted in 1998, allows companies meeting certain specified criteria to obtain a license to manage and collect certain assets. At the time of enactment, the consumer loans did not fall within the definition of qualifying assets such that the Servicer Law was essentially not applicable to the servicing of consumer loans. The amendments to the Servicer Law, in effect since September 1, 2001, have expanded the definition of assets to include (i) loan receivables owned by moneylenders which are registered under the Money Lending Business Law, (ii) monetary receivables owned by certain special purpose companies incorporated for the special purpose of collecting and managing the specified assets, and (iii) monetary receivables, regardless of the owner thereof, in respect of which insolvency proceedings have been commenced.

     ORIX Asset Management, a wholly-owned subsidiary of ORIX Corporation, is registered under the Laws Concerning Investment Trusts and Investment Corporations (the "Investment Trust Law") as an asset manager for JREITs. Under the Investment Trust Law, investment trusts and investment corporations may only make investments that are specifically prescribed by law. Real estate was not among the prescribed investments until November 2000. Permitted real estate investments are not limited to physical real estate, but include investments in specifically prescribed real estate-related rights, such as trust beneficiary interests in real estate. Units can be listed on a stock exchange and are eligible for certain tax benefits, provided they meet applicable requirements under Japanese law. JREITs which are listed on the Tokyo Stock Exchange may only make investments permitted by the JREIT listing rules of the Tokyo Stock Exchange and the rules of the Investment Trusts Association. Investment corporations must register with the Financial Services Agency prior to commencing their investment activities.

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

     Japan's leasing industry has a small number of independent leasing companies. Many leasing firms are affiliated with banks, trading houses, manufacturers and financial organizations. Furthermore, many of these specialize in specific products, product ranges, or geographical regions. We have established a nationwide network and distribute a full range of leasing and other financial products. Similarly, our array of other financial products and services, and the seamless way in which they are presented, make us unique in the Japanese marketplace. This ability to provide comprehensive financial solutions through a single sales staff and cross-sell a variety of products is one of our competitive advantages, and sets it apart from our domestic competitors. Credit tightening has led to a general reduction in aggressive marketing from most domestic competitors. We believe that this factor, coupled with our ability to access funds directly from the capital markets, will allow us to expand our domestic leasing operations as consolidation proceeds within the industry.

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

     Recent consolidation and alliances among life insurance companies in Japan have increased competition within the insurance industry. While Japanese commercial banks are not currently permitted to sell insurance products directly, scheduled deregulation of the insurance industry is expected to permit them to sell life insurance products through subsidiary or affiliate insurance companies at the bank branch offices. In the event that such deregulation is implemented, the commercial banks could pose a competitive challenge to our life insurance operations. If existing Japanese life insurers are acquired by foreign insurers, such foreign insurers would gain access to established networks of sales agents.

Description of Property

     Our operations are generally conducted in leased office space in numerous cities throughout Japan and the other countries in which it operates. Our leased office space is suitable and adequate for our needs. We utilize, or plan to utilize in the foreseeable future, substantially all of our leased office space.

     We own office buildings, including one used as our principal executive offices, apartment buildings and recreational facilities for our employees with an aggregate value as of March 31, 2002 of yen76,987 million.

Legal Proceedings

     We are a defendant in various lawsuits arising in the ordinary course of our business. We aggressively manage our pending litigation and assesses appropriate responses to lawsuits in light of a number of factors, including potential impact of the actions on the conduct of our operations. In the opinion of management, none of the pending legal matters is expected to have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that an adverse decision in one or more of these lawsuits will not have a material adverse effect.

Item 5.  Operating and Financial Review and Prospects.

General

     The following discussion and analysis provides information that management believes to be relevant to understanding our consolidated financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements of ORIX, including the notes thereto, included in this Annual Report.

Overview

     We are engaged principally in financial service businesses. These include leasing and commercial and consumer finance businesses in Japan and in overseas markets. We earn our revenues mainly from direct financing leases, operating leases and life insurance premiums, as well as interest on loans and investment securities. Our expenses include mainly interest expense, depreciation on operating leases, life insurance costs, selling, general and administrative expenses and provision for doubtful receivables on direct financing leases and possible loan losses. We require funds mainly to purchase equipment for leases, extend loans and invest in securities.

     We earn most of our revenues from our operations in Japan. Revenues from overseas operations have also contributed significantly to our operating results in recent periods. Overseas operations generated 24.4% and 22.3% of our total revenues in the years ended March 31, 2001 and March 31, 2002, respectively.

   Presentation of income from investments

     We present income from investments in separate lines of our consolidated statements of income, depending upon the type of security and whether the security is held in connection with our life insurance operations. The balances of our investments in securities are shown by type of security and operation as of the end of each of the last three years ended March 31, 2002 in the tables below.

                                                                               As of March 31, 2000
                                                                ---------------------------------------------------
                                                                Life Insurance    Other operations         Total
                                                                --------------    ----------------       ----------
                                                                            (In millions of yen)
Fixed income securities................................            yen390,523         yen203,689         yen594,212
Marketable equity securities...........................                13,243             91,108            104,351
Other securities.......................................                13,379             46,439             59,818
                                                                   ----------         ----------         ----------
     Total                                                         yen417,145         yen341,236         yen758,381
                                                                   ==========         ==========         ==========

                                                                               As of March 31, 2000
                                                                ---------------------------------------------------
                                                                Life Insurance    Other operations         Total
                                                                --------------    ----------------       ----------
                                                                            (In millions of yen)
Fixed income securities................................            yen519,995         yen256,514         yen776,509
Marketable equity securities...........................                 7,167             65,230             72,397
Other securities.......................................                 9,975             83,277             93,252
                                                                   ----------         ----------         ----------
     Total                                                         yen537,137         yen405,021         yen942,158
                                                                   ==========         ==========         ==========


                                                                               As of March 31, 2000
                                                                ---------------------------------------------------
                                                                Life Insurance    Other operations         Total
                                                                --------------    ----------------       ----------
                                                                            (In millions of yen)
Fixed income securities................................            yen433,463         yen242,956         yen676,419
Marketable equity securities...........................                    73             53,448             53,521
Other securities.......................................                23,596            107,800            131,396
                                                                   ----------         ----------         ----------
     Total                                                         yen457,132         yen404,204         yen861,336
                                                                   ==========         ==========         ==========

     Interest we earn on fixed income securities and on interest-earning securities classified in other securities held in connection with operations other than life insurance is reflected in our consolidated statements of income as interest on loans and investment securities. All other income and losses (other than foreign currency transaction gain or loss and write-downs of securities) we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and gains on investment securities. All income and losses (other than foreign currency transaction gain or loss and write-downs of securities) we recognize on securities held in connection with life insurance operations are reflected in our consolidated statements of income as life insurance premiums and related investment income.

   Policies relating to non-performing assets and charge-offs

     We review delinquencies or other transactions which are not in compliance with our internal policies as frequently as every two weeks in the case of domestic transactions. Transactions with payments three months or more overdue are reported to the corporate executive officer responsible for the Investment and Credit Evaluation Group. We stop accruing revenues on direct financing leases and installment loans when principal or interest is past due 180 days or more, or earlier if management determines that it is doubtful that it can collect on direct financing leases and installment loans. The decision is based on factors such as the general economic environment, individual clients' creditworthiness and historical loss experience, delinquencies and accruals. After we have set aside provisions for a non-performing asset, we carefully monitor the quality of any underlying collateral, the status of management of the obligor and other important factors. When we determine that there is little likelihood of continued repayment by the borrower or lessee, we sell the leased equipment or loan collateral, and we record a charge-off for the portion of the lease or loan that remains outstanding.

     Our charge-off policy is greatly affected by Japanese tax law, which limits the amount of tax deductible charge-offs. Japanese tax law allows companies to charge off doubtful receivables on a tax deductible basis only when specified conditions are met. Japanese tax law does not allow a partial charge-off against the total outstanding receivables to an obligor. Japanese regulations do not specify a maximum time period after which charge-offs must occur.

     It is common in the United States for companies to charge-off loans after they are past due for a specific arbitrary period, for example, six months or one year. However, we are required to keep our primary records in accordance with Japanese tax law. Japanese tax law does not allow Japanese companies to adopt a policy similar to that in the United States. If we had prepared our accounting records as if each charge-off had occurred at an arbitrary date, the differences in our financial statements would be a reduction in gross receivables, an identical reduction in the allowance for doubtful receivables and a change in the timing of charge-offs. We believe that the most significant of these differences, when comparing ourselves to other non-Japanese companies (particularly US companies), may be the delay in when we record a charge-off. In a period of worsening economic conditions and increasing delinquencies, we may reflect a lower charge-off ratio than we would if we applied the charge-off policies used by some non-Japanese companies.

     FASB Statement 121 requires that long-lived assets and certain identifiable intangibles held and used by ORIX and its subsidiaries be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We conduct this review for impairment by using undiscounted future cash flows expected to be generated by the assets. During the three years ended March 31, 2002, ORIX and certain subsidiaries wrote down certain real estate development projects included in investment in operating leases, other operating assets, and advances in the consolidated balance sheets to their fair values. An impairment loss was recognized for each of the periods in the amount by which the carrying amount of the assets exceeded fair value determined by external appraisals.

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

   Credit risk management

     We have established an organizational structure specifically designed to allow the management of credit risk in each business segment. We employ a risk management system under which both the relevant marketing department and our independent Investment and Credit Evaluation Group make thorough evaluations of customer-, industry-, and country-related risks. The Investment and Credit Evaluation Group consists of approximately 70 specialized staff. In addition, some of our domestic subsidiaries, such as ORIX Auto Leasing and ORIX Credit, have their own independent credit departments. Another independent specialized Real Estate Appraisal Department, consisting of approximately 40 specialized staff, focuses on the appraisal of real estate collateral. Based on internal standards, we methodically evaluate individual financing proposals and determines whether or not they should be approved. Financing and leasing assets are evaluated for credit and collateral risk both during the credit granting process and periodically after the advancement of funds.

     We maintain a unified set of credit evaluation practices with regard to all of our operations. Our credit evaluation consists of three basic steps: (i) initial evaluation to determine whether it will enter into each individual transaction; (ii) monitoring of contracts for potential defaults or problems; and (iii) corrective action for the management of defaults and other problem transactions.

     Initial evaluation--domestic

     Staff members in our sales and marketing business units are authorized to approve credit within limits that correspond to the seniority of the staff member making the credit evaluation. If proposed transactions exceed these credit limits within the marketing departments, the transaction is referred to our Investment and Credit Evaluation Group. In addition, a composite, on-line record of all transactions able to be approved within the sales and marketing business units is available to almost all of our employees, including the Investment and Credit Evaluation Group. If the transaction exceeds the limits which the Investment and Credit Evaluation Group is authorized to approve, the matter is referred to our Investment and Credit Committee for ultimate determination. The Investment and Credit Committee, which consists of at least five corporate executive officers, including the heads of the departments originating relevant transactions, meets twice or three times per month in order to review and approve large domestic and overseas transactions.

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

     We receive credit-related information such as bankruptcies, defaults, changes in the repayment terms and deterioration of business operations from certain agencies on a daily basis and records such information in the database accessed by the sales and marketing business units.

     Initial evaluation--international

     We operate a number of subsidiaries and affiliates outside Japan. All of these companies maintain systems and procedure manuals that are similar to those we maintain within Japan, with modifications incorporated to take into account local business practices and economic conditions and the varying natures of the transactions being undertaken. Some of these companies, particularly subsidiaries at which the Company's secondees are stationed, use systems and procedure manuals that are substantially similar to those used by ORIX, while others, particularly affiliates, use their own credit evaluation procedures. Substantially all subsidiaries refer transactions exceeding fixed limits to our Investment and Credit Evaluation Group, or to the Investment and Credit Committee, for ultimate determination. For some of these companies, we carry out country and region evaluations on a regular basis to minimize exposure to potentially high risk markets.

     Monitoring

     We maintain monitoring systems that allow us to evaluate the creditworthiness of customers and identify potential problem transactions. In particular, management reviews the financial position of lessees and borrowers by monitoring the collection of receivables from these lessees and borrowers. Coupled with the initial evaluation systems, this kind of monitoring enables us to manage our exposure to particular industries, countries or regions, customers and products within our portfolio. For each industry segment we carry out periodic, industry sector evaluations to reduce exposure to potentially high risk market segments.

     We review delinquencies or other transactions which are not in compliance with our accepted practices daily in the case of domestic transactions. Our management reviews accounts that are three months or more overdue. We classify accounts six months overdue as non-accrual. However, some exceptions to these time limits apply when composition of more stringent requirements is necessary due to the nature of the transaction, such as transactions for big ticket aircraft, real property or ship leasing and financing transactions. Under current procedures, we are not aware of any potential problem accounts which are likely to impact future operations.

     The Investment Credit Evaluation Group monitors the customers' repayment status on-line and reports any delinquencies to the business units.

     Under internally established rules, the management of each overseas subsidiary and affiliate prepares reports on delinquent transactions on a monthly basis, which are forwarded to our International Credit Group. The International Credit Group then compiles these into a report that is sent to our management. We monitor overseas transactions by product, region, country and currency and the executive management reviews the information semi-annually or more frequently, if necessary. The ratings for country risks are also evaluated semi-annually.

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

   Exchange-rate risk management

     We enter into foreign exchange forward contracts and foreign currency swap agreements to hedge foreign currency risks. In principle, we hedge foreign currency risk related to our foreign currency denominated transactions and overseas investments, and overseas group companies procure funds locally. However, certain positions involving foreign currency risk are managed individually.

   Derivatives risk management

     We establish market risk management regulations determined by the Investment and Credit Committee, and each group company that engages in derivatives transactions has established market risk management parameters. Based on those parameters, the object of the risks which should be managed and the types of hedging methods are clarified, while an internal check system has been established to separate the functions of departments responsible for execution, hedging efficacy evaluation, and related administration tasks. We prepare quarterly reports on each group company's transactions that include compilations of such information as the national principal, fair market value, hedging method, and hedging efficacy associated with each type of transaction and each counterparty.

   Credit evaluation by industry segment

     Direct financing leases and operating leases

     We carry out lease financing credit procedures in accordance with the credit evaluation process. However, in lease transactions, generally the only collateral is the leased item itself, and we generally assume that there is little or no residual value in case of default. Therefore, we place particular emphasis on the creditworthiness of the customer and the soundness of all aspects of the customer's business to minimize any risk of default.

     Installment loans

     In installment loan operations, managing credit risk and controlling loan charge-offs depends on the evaluation of each corporate borrower's creditworthiness and the underlying collateral.

     Except for a range of low-limit personal card loans, all of our consumer lending is done only after interviewing the applicant and receiving all relevant financial data. In order to reduce default and other risks, we only target some borrower profiles, and we always obtain third party credit reports. Our domestic installment loans are mostly secured by real estate collateral, except for card loans which are mostly unsecured because the maximum amount of each loan transaction is relatively small. We use a collateral evaluation manual, issued by our Investment and Credit Evaluation Group, to determine the value of each item of collateral and ascertain the appropriate loan amount for the relevant transaction by considering a loan to value ratio. The value of collateral is derived after considering factors such as the type of collateral and risk factors inherent in each type. In domestic residential home loans, we generally obtain a registered first mortgage, and use the specialized staff from the Real Estate Appraisal Department to assess collateral and other risks. If collateral is a traded security, the value of collateral is determined by referring to our current market value. Separate manuals set out lending principles for loan staff to use in making credit determinations.

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

     Other operations

     In addition to Investment and Credit Evaluation Group staff, the specialized Real Estate Appraisal Group has approximately 40 employees that are experienced in the valuation of real property collateral and development proposals.

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

   Asset/liability management and interest rate risks

     We annually prepare a performance target report on a consolidated basis. This report is based on the analysis of previous performance and information of each business segment. It projects the value of new business volumes, interest rate trends, and various other factors that may affect performance. The performance target report includes new financial asset marketing targets, a profit projection, balance sheet projections, and medium-term and fiscal-year-based funding plans. The report is reviewed and approved by the Board of Directors, which is responsible for decisions on the execution of operational measures. A semi-annual funding plan, which sets out a planned funding mix as well as required funding volumes and proposed sources, is prepared with the goal of matching fixed-rate liabilities to fixed-rate assets. The Board of Directors also reviews and approves these funding plans.

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

     In addition, we use an asset-liability management system that enables prompt access to quantitative indicators of interest rate risks. We continue to expand the coverage of this system to monitor our group companies.

     Changes in market interest rates or in the relationships between short-term and long-term market interest rates or between different interest rate indices (i.e., basis risk) can affect the interest rates charged on interest-earning assets more than they affect the interest rates paid on interest-bearing liabilities, which can result in an increase in interest expense relative to finance income.

     We manage interest rate risk by changing the proportions of fixed- and floating-rate debt and by utilizing primarily interest rate swaps and, to a lesser extent, other derivative instruments to modify the repricing characteristics of existing interest-bearing liabilities. For example, a fixed-rate, fixed-term loan transaction may initially be funded by short-term floating rate liabilities, resulting in interest rate risk; however, this may later be hedged by way of an interest rate swap, thus eliminating the risk initially created.

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

     Most overseas subsidiaries also adhere to a basic policy of matching future cash flows due with assets and liabilities, periodically producing asset-liability management charts and working to reduce any mismatching.

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

   Operational and legal risks

     Like all large financial institutions, we are exposed to many types of operational risk, including the potential for loss caused by a breakdown in information, communication or transaction processing systems or by fraud by employees or outsiders or unauthorized transactions by employees. We attempt to mitigate operational risks by maintaining a system of internal controls designed to keep operational risk at appropriate levels. In so doing, we take into account our consolidated financial position, the characteristics of the businesses and markets in which it operates, competitive circumstances and regulatory considerations. We cannot assure the investors that we will not incur material losses from operational risks in the future.

     Legal risk arises from the uncertainty of enforceability, through legal or judicial process, of obligations of our customers and counterparties. It also arises from the possibility that changes in law or regulation could adversely affect our businesses. We seek to minimize legal risk through consultation with internal and external legal counsel.

     In order to enhance our compliance function, we have established the Legal Affairs Group by combining the compliance functions previously performed by the Investment and Credit Evaluation Group and Office of Corporate Auditors. This department is in charge of checking the legality of contracts and business activities of our operations and evaluating legal risk relating to new financial products. In February 2002, we created a compliance manual to guide our employees and began training programs to foster a deeper awareness of compliance issues as part of continued efforts to minimize legal and operational risk.

Results of Operations

   Year Ended March 31, 2002 Compared to Year Ended March 31, 2001

   Overview

     Our consolidated operating assets increased by 9.9%, or yen498,594 million, to yen5,528,149 million as of March 31, 2002 from yen5,029,555 million as of March 31, 2001. This reflected increases in nearly all categories of operating assets, principally installment loans, other operating assets and investment in operating leases, partially offset by a decrease in investment in securities. The other operating assets increased primarily as a result of purchases of properties which were subsequently transferred to a real estate investment corporation sponsored by ORIX (the "JREIT"). Upon completion of the offering of the JREIT units, these assets will be removed from the balance sheet and any portion of the units retained by us will be included in investment in affiliates.

     Our total revenues for the year ended March 31, 2002 increased by 12.3%, or yen72,313 million, to yen658,462 million from yen586,149 million in the year ended March 31, 2001, reflecting principally an increase of yen53,374 million in other operating revenues.

     Total expenses for the year ended March 31, 2002 increased by 10.6%, or yen56,092 million, to yen585,093 million.

     Income before income taxes for the year ended March 31, 2002 increased by 23.3%, to yen73,039 million. Net income increased by 17.9%, or yen6,112 million, to yen40,269 million. The table below contains income statement data for the years ended March 31, 2001 and 2002, as well as the selected amounts and percentages of the changes between the years ended March 31, 2001 and 2002.

                                                                  Year ended March 31,               Change
                                                                ------------------------      ---------------------
                                                                   2001          2002          Amount       Percent
                                                                ----------    ----------      ---------     -------
                                                                                (In millions of yen)
Income statement data
Total revenues..........................................        yen586,149    yen658,462      yen72,313      12.3%
     Direct financing leases............................           122,003       121,914            (89)     (0.1)
     Operating leases...................................           113,478       120,807          7,329       6.5
     Interest on loans and investment securities........           109,448       121,962         12,514      11.4




                                                                  Year ended March 31,               Change
                                                                ------------------------      ---------------------
                                                                   2001          2002          Amount       Percent
                                                                ----------    ----------      ---------     -------
                                                                                (In millions of yen)
     Brokerage commissions and gains on investment
       securities.......................................            12,055        18,367          6,312      52.4
     Life insurance premiums and related investment
       income...........................................           158,314       152,333         (5,981)     (3.8)
     Interest income on deposits........................             2,520         1,374         (1,146)    (45.5)
     Other operating revenues...........................            68,331       121,705         53,374      78.1
Total expenses..........................................           529,001       585,093         56,092      10.6
                                                                ----------    ----------      ---------
Operating income........................................            57,148        73,369         16,221      28.4
Equity in net income (loss) of and gain (loss) on sales
   of affiliates........................................             2,088          (330)        (2,418)   (115.8)
                                                                ----------    ----------      ---------
Income before income taxes..............................            59,236        73,039         13,803      23.3
Net income..............................................            34,157        40,269          6,112      17.9

     The table below contains selected balance sheet data as of March 31, 2001 and 2002, as well as the amounts and percentages of the changes between the two dates.

                                                                  Year ended March 31,               Change
                                                              --------------------------     -----------------------
                                                                   2001          2002          Amount       Percent
                                                              ------------  ------------     -----------     -------
                                                                                (In millions of yen)
Balance sheet data
Investment in direct financing leases...................      yen1,657,709  yen1,658,669     yen    960       0.1%
Investment in operating leases..........................           451,171       474,491         23,320       5.2
Installment loans.......................................         1,846,511     2,273,280        426,769      23.1
Investment in securities................................           942,158       861,336       (80,822)      (8.6)
Other operating assets..................................           132,006       260,373        128,367      97.2
                                                              ------------  ------------     ----------
Operating assets........................................         5,029,555     5,528,149        498,594       9.9
Allowance for doubtful receivables on direct financing
   leases and possible loan losses......................          (141,077)     (152,887)        11,810       8.4
Other assets............................................           702,833       974,957        272,124      38.7
                                                              ------------  ------------     ----------
Total assets............................................      yen5,591,311  yen6,350,219     yen758,908      13.6%
                                                              ============  ============     ==========

     The table below shows the volume of new assets for the years ended March 31, 2001 and 2002, as well as the amounts and percentages of change in these data from the year ended March 31, 2001 to the year ended March 31, 2002. Figures for new equipment acquisitions for direct financing leases and operating leases are based on purchase cost of the equipment.

                                                                   Year ended March 31,             Change
                                                                ------------------------     ---------------------
                                                                  2001           2002         Amount       Percent
                                                                ----------    ----------     ----------    -------
                                                                              (In millions of yen)
Volume of new assets
Direct financing leases: new equipment acquisitions.....        yen723,330    yen980,379     yen257,049      35.5%
Operating leases: new equipment acquisitions............           143,158       146,203          3,045       2.1
Installment loans: new loans added......................           740,639     1,340,400        599,761      81.0
Investment in securities: new securities added..........           397,218       348,347       (48,871)     (12.3)
Other operating assets: new assets added................           128,984       204,121         75,137      58.3

   Total revenues

     Our total revenues increased by 12.3%, or yen72,313 million, to yen658,462 million in the year ended March 31, 2002 compared to yen586,149 million in the year ended March 31, 2001, reflecting principally an increase of yen53,374 million in other operating revenues due to increases in revenues from our condominium development and fee businesses in Japan and from the sale of real estate in the United States, as well as smaller increases in revenues from operating leases, brokerage commissions and gains on investment securities and interest on loans and investment securities, partially offset by a decrease in revenues from life insurance premiums and related investment income and smaller declines in revenues from direct financing leases and interest income on deposits.

   Direct financing leases

     Revenue from direct financing leases was yen121,914 million for the year ended March 31, 2002 which was essentially unchanged from yen122,003 million for the year ended March 31, 2001. Increases in revenues from Japanese operations, principally from acquisitions of lease portfolios and from gains on the sale of securitized lease receivables, were offset by lower overseas revenues due to the shrinkage of our leasing assets in the United States.

     The average interest rates on domestic direct financing leases, calculated on the basis of quarterly balances in the year ended March 31, 2002 was 5.98% compared to 5.77% in the year ended March 31, 2001, due primarily to the higher volume of the auto leasing business, which has higher than average rates compared to other leasing businesses. The average interest rates on overseas direct financing leases, calculated on the basis of quarterly balances, decreased to 8.96% in the year ended March 31, 2002 from 9.92% in the year ended March 31, 2001, reflecting decrease in market interest rates.

     The table below shows the balances as of March 31, 2001 and 2002 of investment in direct financing leases by category of equipment, together with the amounts and percentages of the changes between period-ends.

                                                                     As of March 31,                 Change
                                                              --------------------------  -------------------------
                                                                  2001           2002        Amount         Percent
                                                              ------------  ------------  ------------      -------
                                                                              (In millions of yen)
Investment in direct financing leases
Information-related and office equipment................      yen  334,174  yen  262,524  yen  (71,650)      (21.4)%
Industrial equipment....................................           372,542       286,942       (85,600)      (23.0)
Commercial services equipment...........................           193,624       186,115        (7,509)       (3.9)
Transportation equipment................................           415,246       603,843       188,597        45.4
Other...................................................           342,123       319,245       (22,878)       (6.7)
                                                              ------------  ------------  ------------
      Total.............................................      yen1,657,709  yen1,658,669  yen      960         0.1%
                                                              ============  ============  ============

     Investment in direct financing leases of yen1,658,669 million for the year ended March 31, 2002 was essentially unchanged from yen1,657,709 million from the previous fiscal year-end, as an increase in investment in direct financing leases of transportation equipment was offset by decreases in investments in other categories of direct financing leases. Investment in direct financing leases of transportation equipment increased primarily as a result of our acquisition in September 2001 of an 80% interest in IFCO, a former subsidiary of Isuzu Motors Limited, for yen20 billion. IFCO is a truck leasing company with approximately 67,000 vehicles under lease and approximately yen300 billion in total assets as of September 2001. However, weak private-sector capital investment and our selective approach to new domestic leasing contracts with an emphasis on profitability over asset growth caused the overall balance of domestic leasing contracts for all other categories of equipment to decline. In addition, increases in investment in direct financing leases in the year ended March 31, 2002 were partially offset by the securitization of leasing assets. The balance of overseas leasing contracts also decreased, reflecting the on-going restructuring of our United States subsidiary, ORIX Financial Services, Inc. and general economic conditions in the United States.

     During the year ended March 31, 2002, we securitized yen188,853 million of domestic and yen13,914 million of overseas leasing assets. Gains from the securitization of these assets of yen6,159 million were included in direct financing lease revenues. The securitization of these assets, accounted for as off balance sheet assets, contributed to the reduction in the balance of direct financing leases. The balance of direct financing lease assets which were treated as off balance sheet assets amounted to yen375,149 million as of March 31, 2002. The unpaid principal balance outstanding of securitized receivables is excluded from our consolidated balance sheets. In addition, we entered into other lease receivable securitization programs that are not accounted for as a sale, or not treated as off balance sheet assets. Under these securitization programs, we had long-term debt payables of yen40,731 million under securitized lease assets as of March 31, 2002.

   Operating leases

     Revenues from operating leases for the year ended March 31, 2002 increased by 6.5%, or yen7,329 million, to yen120,807 million, primarily as a result of increases in revenues from automobile leasing operations in Japan and overseas. Gains from the disposition of operating lease assets included in revenues from operating leases were yen3,467 million in the year ended March 31, 2002, compared to yen7,883 million in the year ended March 31, 2001.

     The table below shows the balances as of March 31, 2001 and 2002 of our investment in operating leases by category of equipment under lease, together with the amounts and percentages of the changes between period-ends.

                                                                    As of March 31,                   Change
                                                               -------------------------      ---------------------
                                                                  2001           2002          Amount       Percent
                                                               -----------    ----------      ---------     -------
                                                                              (In millions of yen)
Investment in operating leases
Transportation equipment................................        yen165,218    yen187,605      yen22,387      13.5%
Measuring equipment and personal computers..............            77,808        71,527        (6,281)      (8.1)
Real estate and other...................................           208,145       215,359          7,214       3.5
                                                                ----------    ----------      ---------
     Total..............................................        yen451,171    yen474,491      yen23,320       5.2%
                                                                ==========    ==========      =========

     The balance of our investment in operating leases increased by 5.2%, or yen23,320 million, from March 31, 2001 to March 31, 2002, primarily as a result of the acquisition in April 2001 of the operating assets and employees of Nihon Jisho Corporation ("Nihon Jisho"). These assets included office buildings and residential rental properties owned and operated by Nihon Jisho and land for residential subdivision development. In addition, our investment in operating leases increased due to our acquisition of an automobile leasing company in Thailand in August 2001 and the acquisition in September 2001 of IFCO, which holds a number of transportation equipment operating leases. See "--Direct financing leases."

   Interest on loans and investment securities

     Interest we earn on installment loans and interest-earning securities held in connection with operations other than life insurance is reflected in our consolidated statements of income as interest on loans and investment securities. For the year ended March 31, 2002, revenues from interest on loans and investment securities increased by 11.4%, or yen12,514 million compared to the year ended March 31, 2001, due primarily to an increase in the balances of domestic corporate loans and consumer housing and card loans. An increase in the balance of corporate loans and commercial mortgage loans in the United States also contributed to the increase. The average interest rates earned on domestic loans calculated on the basis of quarterly balances, slightly decreased to 4.00% in fiscal 2002 from 4.19% in fiscal 2001 primarily due to declines in market interest rates offset by increases in card loans of which interest rates are higher than corporate loans. The average interest rates earned on overseas loans calculated on the basis of quarterly balances, decreased to 7.51% in the year ended March 31, 2002 from 9.29% in the year ended March 31, 2001 primarily due to declines in market interest rates in the United States. The average interest rate earned on domestic investment securities, calculated on the basis of quarterly balances, decreased to 2.31% in the year ended March 31, 2002 from 2.68% in the year ended March 31, 2001, primarily due to declines in domestic market interest rates. The average interest rate earned on overseas investment securities, calculated on the basis of quarterly balances, decreased to 9.41% in the year ended March 31, 2002 from 10.03% in the year ended March 31, 2001 primarily due to declines in the market interest rates in the United States.

     In the year ended March 31, 2002, we securitized yen46,062 million of installment loans. Gains from the securitization of yen3,076 million were included in interest on installment loans and investment securities. The balance of installment loans treated as off balance sheet assets amounted to yen75,962 million as of March 31, 2002.

     The table below shows the balances as of March 31, 2001 and 2002 of our installment loans to domestic and foreign borrowers, categorized in the case of domestic borrowers by type of consumer or commercial loan, together with the amounts and percentages of the changes between period-ends. A small portion of these installment loans is held in connection with our life insurance operations, and income from these loans is reflected in our consolidated statements of income as life insurance premiums and related investment income.

                                                                  As of March 31,                   Change
                                                              --------------------------     ---------------------
                                                                 2001           2002          Amount       Percent
                                                              ------------  ------------     ----------    -------
                                                                              (In millions of yen)
Installment loans
Domestic consumer
     Housing loans......................................      yen  392,896  yen  557,461     yen164,565      41.9%
     Card loans.........................................           181,215       230,358         49,143      27.1
     Other..............................................            43,959        44,829            870       2.0
         Subtotal.......................................           618,070       832,648        214,578      34.7
Domestic commercial
     Real estate-related companies......................           222,818       278,367         55,549      24.9
     Commercial and industrial companies................           627,252       708,031         80,779      12.9
         Subtotal.......................................           850,070       986,398        136,328      16.0
Foreign commercial, industrial and other borrowers......           357,446       432,771         75,325      21.1
Direct loan origination costs, net......................            20,925        21,463            538       2.6
                                                              ------------  ------------     ----------
         Total..........................................      yen1,846,511  yen2,273,280     yen426,769      23.1%
                                                              ============  ============     ==========

     The total balance of installment loans increased by 23.1%, to yen2,273,280 million, from March 31, 2001 to March 31, 2002. In the domestic market, the loan balance increased primarily as a result of expansion of our consumer housing loan and card loan business as well as increased lending to corporate customers. The balance of consumer housing loans increased primarily due to acquisitions and the balance of card loans increased as a result of continued expansion of new business at the card loan subsidiaries. In the overseas market, the loan balance increased primarily as a result of increases in the balance of corporate loans and commercial mortgage loans in the United States.

     The balance of our investments in securities other than in connection with our life insurance operations decreased to yen404,204 million at March 31, 2002 from yen405,021 million at March 31, 2001, primarily reflecting declines in the Japanese stock market and bond markets in the United States.

   Brokerage commissions and gains on investment securities

     All non-interest income and losses (other than foreign currency transaction gain or loss) that we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and gains on investment securities. Brokerage commissions and gains on investment securities increased by yen6,312 million, or 52.4%, in the year ended March 31, 2002 to yen18,367 million compared to the year ended March 31, 2001. The increase resulted primarily from strong gains on venture capital investments in Japan, partially offset by a decrease in brokerage commissions due primarily to depressed conditions in the Japanese stock market.

     As of March 31, 2002, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operation, were yen41,992 million, compared to yen68,037 million as of March 31, 2001. At March 31, 2002, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were yen16,369 million, compared to yen11,018 million as of March 31, 2001. Such unrealized gains decreased and unrealized losses increased primarily due to declines in the Japanese stock market and bond markets in the United States.

   Life insurance premiums and related investment income

     In the year ended March 31, 2002, life insurance premiums and related investment income decreased by yen5,981 million, or 3.8%, to yen152,333 million, and life insurance costs decreased by yen3,923 million compared to the year ended March 31, 2001. These declines were due to our policy of emphasizing the marketing of such products as term and whole life insurance that produce lower revenues but higher margins and discontinuing the sale of single premium endowment insurance in the first half of 2001.

   Interest income on deposits

     Interest income on deposits not included in other categories of revenues includes principally interest on bank deposits. Interest income on deposits in the year ended March 31, 2002 decreased by yen1,146 million, or 45.5%, from the year ended March 31, 2001, principally as a result of a lower average balance of bank deposits.

   Other operating revenues

     Other operating revenues are generated from various businesses, such as the development and sales of residential condominiums and servicing of receivables. Other operating revenues increased in the year ended March 31, 2002 from the year ended March 31, 2001 by yen53,374 million, or 78.1%, to yen121,705 million, principally as a result of growth in our condominium development business and various fee businesses in Japan and the sale of real estate overseas. Revenue from condominium development increased substantially, primarily as a result of a sharp increase in condominium sales to third parties before certain Japanese tax incentives for home purchases were due to expire in June 2001. The deadline for such expiry was subsequently extended.

   Total expenses

     Total expenses in the year ended March 31, 2002 increased by 10.6%, or yen56,092 million, to yen585,093 million. Corresponding to the change in revenue, other operating expenses and operating lease depreciation expense grew in the year ended March 31, 2002, but life insurance costs declined in line with lower revenue. Selling, general and administrative expenses increased primarily as a result of the increase in the number of consolidated companies as well as the on-going restructuring of one of our subsidiaries in the United States. We also increased write-downs of securities, as well as provisions for doubtful receivables and possible loan losses. Interest expense decreased, due to declines in market interest rates, our effective use of our asset-liability management system and efficient procurement of funding from the capital markets. There was also a decrease in write-downs of long-lived assets. We also recorded a gain from foreign currency transactions compared to a loss in the same period in the previous year.

   Interest expense

     Interest expense amounted to yen90,348 million in the year ended March 31, 2002, a decrease of 17.3% from the year ended March 31, 2001, primarily as the result of declines in market interest rates, our effective use of our asset-liability management system and efficient procurement of funding from the capital markets.

     The ratio of our funding directly from capital markets to our total debt and deposits was 52.7% and 56.7% at March 31, 2002 and March 31, 2001, respectively. See "--Liquidity and Capital Resources--Diversification of Funding Sources". Notes issued under our medium-term notes program decreased by yen25,009 million to yen324,369 million at March 31, 2002 from yen349,378 million at March 31, 2001, while bonds increased by yen67,188 million to yen862,688 million. Issued and outstanding commercial paper increased to yen1,012,932 million at March 31, 2002 from yen914,611 million at March 31, 2001. The average interest rate on our domestic short-term and long-term debt, calculated on the basis of quarterly balances, was 1.30% in the year ended March 31, 2002, compared to 1.64% in the year ended March 31, 2001. The average interest rate on our short-term and long-term overseas debt, calculated on the basis of quarterly balances, decreased to 5.34% in the year ended March 31, 2002 from 6.81% in the year ended March 31, 2001.

   Depreciation on operating leases

     Depreciation on operating leases increased to yen77,047 million in the year ended March 31, 2002, an increase of 12.8% from the level in the year ended March 31, 2001. This increase primarily reflected the higher average asset balance of automobiles, measuring equipment and personal computers, which have relatively short periods for depreciation.

   Life insurance costs

     In line with a decrease in life insurance premiums and related investment income, life insurance costs decreased slightly in the year ended March 31, 2002 by yen3,923 million, or 2.7%, to yen139,786 million from the year ended March 31, 2001.

   Other operating expenses

     Other operating expenses principally comprise the cost of sales for condominium marketing operations. Other operating expenses increased 81.6%, to yen79,131 million, in the year ended March 31, 2002, reflecting increased condominium sales.

   Selling, general and administrative expenses

     Approximately half of our selling, general and administrative expenses consist of wages and other labor-related costs, while the remaining half consists principally of general overhead expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in the year ended March 31, 2002 were yen126,316 million, an increase of 24.9% from the year ended March 31, 2001. This increase in expenses primarily reflected growth in existing businesses and an increase in the number of consolidated companies as well as the costs associated with the on-going restructuring of ORIX Financial Services, Inc., one of our subsidiaries in the United States.

   Provision for doubtful receivables and possible loan losses

     We make provisions for doubtful receivables and possible loan losses for direct financing leases and installment loans. Provision for doubtful receivables and possible loan losses in the year ended March 31, 2002 was yen51,367 million, an increase of 15.2% from the year ended March 31, 2001.

     The table below shows the calculation of the provision for doubtful receivables and possible loan losses for the years ended March 31, 2001 and 2002.

                                                                    Year ended March 31,
                                                           ----------------------------------------
                                                               2001                         2002
                                                           ----------                    ----------
                                                                    (In millions of yen)
Balance at beginning of period..........................   yen136,939                    yen141,077
     Provisions charged to income.......................       44,584                        51,367
     Charge-offs (net):
     Gross Charge-offs..................................      (46,845)                      (50,690)
     Recoveries.........................................          539                         1,350
                                                           ----------                    ----------
     Charge-offs (net)..................................      (46,306)                      (49,340)
     Other..............................................        5,860                         9,783
                                                           ----------                    ----------
Balance at end of period................................   yen141,077                    yen152,887
                                                           ==========                    ==========

     In the year ended March 31, 2002, charge-offs increased by 8.2% to yen50,690 million compared to yen46,845 million in the year ended March 31, 2001 primarily as a result of the on-going restructuring of ORIX Financial Services. The increase in the "other" category in the year ended March 31, 2002 compared to the year ended March 31, 2001 reflected primarily provisions added by the consolidation of IFCO which was acquired by ORIX in September 2001. See "--Direct financing leases".

   Allowance for doubtful receivables on direct financing leases and possible loan losses

     A breakdown of the allowance for doubtful receivables and possible loan losses as of March 31, 2002 is shown below. The "Other" category includes foreign currency translation adjustments and the effect of acquisitions.

                                                                            Year ended March 31, 2002
                                                                ------------------------------------------------------
                                                                                Installment Loans
                                                                ------------------------------------------------------
                                                                 Direct                         FASB
                                                                financing                   Statement No.
                                                                 leases        General          114           Total
                                                                ----------     -------      -------------   ----------
                                                                              (In millions of yen)
Balance at beginning of the period......................         yen40,885     yen53,155      yen47,037     yen141,077
     Provisions charged to income.......................            23,237        21,240          6,890         51,367
     Charge-offs (net)..................................           (21,364)      (19,501)        (8,475)       (49,340)
     Other..............................................             8,079         1,294            410          9,783
                                                                ----------     ---------      ---------     ----------
Balance at end of the period............................         yen50,837     yen56,188      yen45,862     yen152,887
                                                                 =========     =========      =========     ==========

     For a discussion of past due receivables and allowances for direct financing leases as of March 31, 2001 and March 31, 2002, see "Item 4. Information on the Company Profile of Business - Direct Finance Leases."

     In the year ended March 31, 2002, provisions charged to income were yen51,367 million and direct financing leases and loans totaling yen49,340 million were written off. As of March 31, 2002, the allowance was yen152,877 million. The ratio of this figure to the balance of investment in direct financing leases and installment loans was 3.9% as of March 31, 2002, compared to 4.0% as of March 31, 2001.

     The recorded investment in loans considered impaired under the definition contained in FASB Statement 114 was yen120,090 million as of March 31, 2001 and yen113,000 million as of March 31, 2002. The principal reason for the decline was a charge-off of impaired loans in the amount of yen8,475 million.

     We determined that a valuation allowance was required for impaired loans which had outstanding balances of yen73,636 million as of March 31, 2001 and yen71,802 million as of March 31, 2002. We recorded a valuation allowance, which is the required valuation allowance less the present value of expected future cash flows and the value of the collateral from impaired loans, calculated under FASB Statement 114, in the amount of yen47,037 million as of March 31, 2001 and yen45,862 million as of March 31, 2002. FASB Statement 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Some loans, such as large groups of smaller-balance homogeneous loans (e.g., individual housing loans and card loans), and lease receivables are exempt from the provisions of FASB Statement 114. However, provisions for these loans and lease receivables are reflected in the general provisions under installment loans and investment in direct financing leases.

     The average recorded investments in impaired loans were yen123,715 million for the year ended March 31, 2001 and yen115,265 million for year ended March 31, 2002. We recognized interest income on impaired loans of yen1,414 million for the year ended March 31, 2001 and yen1,200 million for the year ended March 31, 2002.

     For a discussion of delinquencies on installment loans, see "Item 4. Information on the Company Profile of Business - Installment Loans and Investments Securities."

   Write-downs of long-lived assets

     During the year ended March 31, 2002, in accordance with FASB Statement 121, we wrote down yen2,716 million for some real estate included in investment in operating leases, other operating assets and advances in the consolidated balance sheet.

   Write-downs of securities

     Our current policy for determining whether declines in the market value of available-for-sale securities are other than temporary places more emphasis on the length of time that the market value has been below the carrying value and less emphasis on the business reasons for owning the securities.

     Under our current policy, we would, in principle, charge against income losses related to securities:

     o if the market price for a security has for more than one year remained below our acquisition cost, or below current carrying value if the price of the security has been adjusted in the past, or

     o if there has been a significant deterioration in a bond issuer's credit rating, an issuer default or similar event.

     o in certain other situations where, even though the market value has not remained below the carrying value for twelve months, the decline in market value of a security is based on economic conditions and not just general declines in equity markets and where it is considered unlikely that the market value of the security will recover in the next twelve months.

     However, if we have a significant long-term business relationship with another company, it would also consider the probability of the market value recovering within the following twelve months. As part of this review, we would consider:

     o    the other company's operating results,

     o    the other company's net asset value,

     o    the other company's future performance forecast, and

     o    general market conditions.

     If we believe, based on this review, that the market value of a security may realistically be expected to recover, the loss for that security will continue to be classified as temporary. Temporary declines in market value are recorded in other comprehensive income (loss), net of applicable income taxes. If after an additional twelve months, the market value for that security is still significantly below the acquisition cost or below current carrying value (if the price of the security has been adjusted in the past), we would classify the loss for that security as other than temporary and charge the decline in market value against income.

     If the financial condition of issuers deteriorates, the forecasted performance of an investee is not met or actual market conditions are less favorable than those projected by management, we may charge to income additional losses on investment in securities. For example, declines in US bond market prices due largely to deteriorating market conditions and significant deterioration of certain issuers resulted in additional impairment charges during the year ended March 31, 2002.

     Following this policy, in the years ended March 31, 2001 and 2002, we charged yen10,848 million and yen19,742 million, respectively, to income for declines in market value classified as other than temporary. The writedowns for 2002 included approximately yen7,000 million for bond investments in the United States and approximately yen3,700 million for equity and bond investments related to Enron Corp.

   Foreign currency transaction loss (gain), net

     We recognized a foreign currency transaction gain in the amount of yen1,360 million in the year ended March 31, 2002, compared to a loss of yen3,429 million in the year ended March 31, 2001 that resulted primarily from the depreciation of the Indonesia Rupiah against the US dollar.

   Equity in net income (loss) of and gain (loss) on sales of affiliates

     Equity in net income (loss) of and gain (loss) on sales of affiliates in the year ended March 31, 2002 was a loss of yen330 million, compared to a gain of yen2,088 million in the year ended March 31, 2001. The adverse result in the year ended March 31, 2002 primarily reflects losses incurred by Stockton Holdings Limited, our 29.4%-owned affiliate.

   Provision for income taxes

     Provision for income taxes in the year ended March 31, 2002 was yen32,903 million, compared to the provision of yen25,079 million in the year ended March 31, 2001. The increase of yen7,824 million was primarily due to an increase in income before income taxes.

   Net income

     Operating income in the year ended March 31, 2002 was yen73,369 million, compared to operating income of yen57,148 million in the year ended March 31, 2001. Income before income taxes increased by 23.3%, to yen73,039 million, in the year ended March 31, 2002 from the year ended March 31, 2001. Net income increased 17.9%, to yen40,269 million, in the year ended March 31, 2002 from the year ended March 31, 2001. Basic and diluted earnings per share in the year ended March 31, 2002 were yen489.11 and yen467.11, respectively, compared to yen417.77 and yen400.99 in the year ended March 31, 2001.

   Cash flows

     Net cash provided by operating activities increased 8.7% to yen257,635 million in the year ended March 31, 2002. While our heightened emphasis on profitability in its marketing operations in the life insurance business resulted in a slowdown in the rate of increase in policy liabilities, an increase of interest on loans along with strong condominium sales, led to the increase in net cash from operating activities.

     Net cash used in investing activities grew 7.0%, to yen305,711 million in the year ended March 31, 2002, due to a large rise in installment loans made to customers, which offset a rise in proceeds from sales of available-for-sale securities.

     Net cash provided by financing activities was yen246,116 million in the year ended March 31, 2002, resulting cash and cash equivalents as of March 31, 2002 of yen354,748 million, up yen199,337 million from fiscal 2001.

Business Segments

     The following discussion presents segment financial information on the basis that is regularly used by management for evaluating performance of business segments and deciding how to allocate resources to them. The reporting segments are identified based on the nature of services for domestic operations and on geographic areas for foreign operations.

     The table below shows the amount of our revenues by business segment for the years ended March 31, 2001 and 2002, as well as the amounts and percentages of the changes from the year ended March 31, 2001 to the year ended March 31, 2002.

                                                                Year ended March 31,               Change
                                                                --------------------       -----------------------
                                                                2001           2002         Amount         Percent
                                                                ----           ----         ------         -------
                                                                              (In millions of yen)
Domestic business segments
     Corporate finance..................................       yen 113,113   yen 118,794      yen 5,681       5.0%
     Equipment operating leases.........................            61,677        67,319          5,642       9.1
     Real estate-related finance........................            24,262        31,582          7,320      30.2
     Real estate........................................            48,438        85,516         37,078      76.5
     Life insurance.....................................           157,636       154,296         (3,340)     (2.1)
     Other..............................................            36,215        49,139         12,924      35.7
                                                                   -------       -------         ------      ----
         Subtotal.......................................           441,341       506,646         65,305      14.8
                                                                   -------       -------         ------      ----
Overseas business segments
     The Americas.......................................            79,397        75,195         (4,202)     (5.3)
     Asia and Oceania...................................            48,735        56,677          7,942      16.3
     Europe.............................................            15,151        14,716           (435)     (2.9)
                                                                   -------       -------         ------      ----
         Subtotal.......................................           143,283       146,588          3,305       2.3
                                                                   -------       -------         ------      ----

                                                                Year ended March 31,               Change
                                                                --------------------       -----------------------
                                                                2001           2002         Amount         Percent
                                                                ----           ----         ------         -------
                                                                              (In millions of yen)
         Total..........................................           584,624       653,234         68,610      11.7
Reconciliation of segment totals to consolidated amounts             1,525         5,228          3,703     242.8
                                                                   -------       -------         ------      ----
         Total consolidated revenues....................       yen 586,149   yen 658,462     yen 72,313      12.3%
                                                                   =======       =======         ======      ====

     The table below shows the amount of our profits by business segment for the years ended March 31, 2001 and 2002, as well as the amounts and percentages of the changes from the year ended March 31, 2001 to the year ended March 31, 2002.

                                                                Year ended March 31,               Change
                                                                --------------------       -----------------------
                                                                2001           2002         Amount         Percent
                                                                ----           ----         ------         -------
                                                                              (In millions of yen)
Domestic business segments
     Corporate finance..................................       yen  44,427    yen 48,066    yen  3,639        8.2%
     Equipment operating leases.........................            11,165         9,906        (1,259)     (11.3)
     Real estate-related finance........................             1,944         5,654         3,710      190.8
     Real estate........................................            (4,604)        5,842        10,446         --
     Life insurance.....................................             5,982         5,764          (218)      (3.6)
     Other..............................................             1,035         4,941         3,906      377.4
                                                                   -------       -------        ------
         Subtotal.......................................            59,949        80,173        20,224       33.7
                                                                   -------       -------        ------
Overseas business segments
     The Americas.......................................             8,896           810        (8,086)     (90.9)
     Asia and Oceania...................................             1,203         5,433         4,230      351.6
     Europe.............................................               716           600          (116)     (16.2)
                                                                   -------       -------        ------
         Subtotal.......................................            10,815         6,843        (3,972)     (36.7)
                                                                   -------       -------        ------
         Total..........................................            70,764        87,016        16,252       23.0
Reconciliation of segment totals to consolidated amounts           (11,528)      (13,977)       (2,449)        --
                                                                   -------       -------        ------

         Total consolidated income before income taxes..       yen  59,236    yen 73,039    yen 13,803       23.3%
                                                                   =======       =======        ======

     The table below shows the balance of our segment assets as of March 31, 2001 and 2002, as well as the amounts and percentages of the changes from March 31, 2001 to March 31, 2002.

                                                                  As of March 31,                  Change
                                                                --------------------       -----------------------
                                                                2001           2002         Amount         Percent
                                                                ----           ----         ------         -------
                                                                              (In millions of yen)
Domestic business segments
     Corporate finance..................................     yen 1,889,538  yen  1,960,380   yen  70,842      3.7%
     Equipment operating leases.........................           134,270         147,444        13,174      9.8
     Real estate-related finance........................           606,801       1,012,896       406,095     66.9
     Real estate........................................           310,340         326,473        16,133      5.2
     Life insurance.....................................           543,886         543,738          (148)    (0.0)
     Other..............................................           284,835         352,433        67,598     23.7
                                                                 ---------       ---------       -------
         Subtotal.......................................         3,769,670       4,343,364       573,694     15.2
                                                                 ---------       ---------       -------
Overseas business segments
     The Americas.......................................           804,118         794,330        (9,788)    (1.2)
     Asia and Oceania...................................           402,707         435,093        32,386      8.0

                                                                  As of March 31,                  Change
                                                                --------------------       -----------------------
                                                                2001           2002         Amount         Percent
                                                                ----           ----         ------         -------
                                                                              (In millions of yen)
     Europe.............................................           158,646         113,844       (44,802)   (28.2)
                                                                 ---------       ---------       -------     ----
         Subtotal.......................................         1,365,471       1,343,267       (22,204)    (1.6)
                                                                 ---------       ---------       -------     ----
         Total..........................................         5,135,141       5,686,631       551,490     10.7
Reconciliation of segment totals to consolidated
  amounts ..............................................          (105,586)       (158,482)      (52,896)      --
                                                                 ---------       ---------       -------     ----
         Total consolidated operating assets............     yen 5,029,555  yen  5,528,149   yen 498,594      9.9%
                                                                 =========       =========       =======

Domestic business segments

     Corporate finance

     Our domestic corporate finance segment includes principally direct financing leases of equipment, including information-related and office equipment, industrial equipment, commercial services equipment, transportation equipment, and installment loans to commercial and industrial companies (other than for real estate finance). Our domestic corporate finance segment also includes investment securities (other than those held by ORIX Life Insurance Corporation). The activities of this segment are conducted by the Company, ORIX Auto Leasing Corporation, ORIX Alpha Corporation, IFCO Inc. and a few other domestic subsidiaries. Segment profits in the year ended March 31, 2002 increased 8.2%, or yen3,639 million, to yen48,066 million, from the year ended March 31, 2001. Despite cautious selection of new execution in the corporate finance segment due to continued economic stagnation in Japan, the combination of lower interest rates, growth in direct financing leases as a result of acquisitions and increased corporate lending contributed to profit growth. The balance of segment assets as of March 31, 2002 increased 3.7%, or yen70,842 million, to yen1,960,380 million from March 31, 2001 primarily as a result of the acquisition of IFCO Inc. in September 2001, partially offset by the effects of the securitization of approximately yen190 billion of lease receivables in Japan during the year ended March 31, 2002.

     Equipment operating leases

     Our domestic equipment operating lease segment includes primarily operating leases of equipment, including measuring equipment, personal computers and transportation equipment. The activities of this segment are conducted mainly by ORIX Rentec (including direct financing leases extended by ORIX Rentec) and ORIX Rent-A-Car Corporation. In the year ended March 31, 2002, we recorded segment profits of yen9,906 million, representing a decrease of 11.3%, or yen1,259 million, from yen11,165 million in the year ended March 31, 2001, due primarily to the slowdown in IT-related business and the resulting lower utilization rates in rentals of measuring and other equipment. However, the operating margin (income before income taxes divided by operating assets) remained at a relatively high level compared with other segments. The balance of segment assets as of March 31, 2002 increased 9.8%, or yen13,174 million, to yen147,444 million from March 31, 2001.

     Real estate-related finance

     Our domestic real estate-related finance business includes principally construction and other real estate development loans to construction companies and real estate developers conducted by our Real Estate Finance Headquarters, as well as housing loans to individuals conducted by ORIX Trust and Banking Corporation. Loans to most corporate customers not in the real estate business are included in the corporate finance segment, even where these loans are secured by real estate.

     Segment profit for the year ended March 31, 2002 amounted to yen5,654 million, representing an increase of yen3,710 million, or 190.8%, compared to the year ended March 31, 2001. Real estate-related finance assets as of March 31, 2002 increased 66.9%, or yen406,095 million, to yen1,012,896 million from March 31, 2001. Helped by acquisitions of quality assets, housing loans to individuals grew strongly, while non-recourse corporate loans and other transactions grew steadily thanks to marketing of products to meet specific customer needs. In addition, approximately yen100 billion of real estate assets for the JREIT were accumulated in the year ended March 31, 2002 and are included in this segment.

     Real estate

     Our domestic real estate business consists principally of condominium development and office rental as well as management of hotels, employee dormitories, and training and other facilities. The activities of this segment are currently conducted by ORIX Real Estate Corporation. For the year ended March 31, 2002, the segment recorded a profit of yen5,842 million compared to a loss of yen4,604 million for the year ended March 31, 2001, primarily due to a substantial increase of contribution from condominium development projects compared with the previous year and lower write-downs of long-lived assets. The balance of real estate assets as of March 31, 2002 increased 5.2%, or yen16,133 million, to yen326,473 million from March 31, 2001.

     Life insurance business

     Our life insurance business includes direct and agency life insurance sales and related activities. This segment also includes investment in securities in connection with our life insurance operations. The activities in this segment are conducted by ORIX Life Insurance Corporation, a wholly-owned subsidiary of ORIX.

     Segment profits in the domestic life insurance business in the year ended March 31, 2002 decreased 3.6%, or yen218 million, to yen5,764 million from the year ended March 31, 2001, roughly the same level as the previous fiscal year, as write-downs of securities were required amid deteriorating market conditions. The outstanding balance of segment assets as of March 31, 2002 of yen543,738 million, was essentially unchanged from yen543,886 million at March 31, 2001.

     Marketable equity securities held in connection with our life insurance business decreased from yen7,167 million as of March 31, 2001 to yen73 million as of March 31, 2002.

     Other

     Our other segment includes:

          o    consumer loans by ORIX Credit Corporation and ORIX Club
               Corporation;

          o    security brokerage by ORIX Securities Corporation;

          o    commodities trading by ORIX Investment Corporation; and

          o    venture capital operations conducted by ORIX Capital
               Corporation.

     This segment recorded a strong improvement in profits. Primarily as a result of gains from venture capital investments and growth in the card loan business, profits in the year ended March 31, 2002 increased by 377.4%, to yen4,941 million from yen1,035 million in the year ended March 31, 2001. The outstanding balance of segment assets as of March 31, 2002 increased by 23.7%, or yen67,598 million, to yen352,433 million from the balance as of March 31, 2001, primarily due to an increase in card loans.

Overseas business segments

     The Americas

     Our activities in the Americas include:

          o direct financing leases of transportation equipment and construction machinery;

          o    operating leases of real estate;

          o installment loans to customers in the industrial and real estate sectors;

          o    investment securities; and

          o    commercial mortgage servicing.

     We conduct our activities in the Americas mainly through ORIX USA Corporation, ORIX Financial Services, Inc., ORIX Real Estate Equities, Inc., and ORIX Capital Markets LLC, our wholly-owned subsidiaries in the United States.

     Segment profits in the Americas in the year ended March 31, 2002 decreased by yen8,086 million, to yen810 million from the year ended March 31, 2001. The commercial mortgage-backed securities business in the United States and the sale of some real estate contributed to income, but profits dropped sharply due to write-downs of high-yield securities as corporate profits in the telecommunications and other industries worsened, as well as large provisions for our transportation and commercial equipment leasing at ORIX Financial Services, Inc. and restructuring costs related to this subsidiary. The segment assets as of March 31, 2002 amounted to yen794,330 million, a decrease of 1.2%, or yen9,788 million, from March 31, 2001.

     Asia and Oceania

     Our activities in Asia and Oceania include:

          o direct financing leases of information-related, industrial, commercial service and other equipment;

          o    operating leases of measuring and transportation equipment;

          o    housing and card loans to individual customers;

          o    installment loans to real estate and industrial customers; and

          o    investment securities.

     These activities are conducted in Asia and Oceania mainly through ORIX Asia Limited, ORIX Australia Corporation Limited, ORIX Leasing Malaysia Berhad and PT. ORIX Indonesia Finance.

     In Asia and Oceania, we recorded yen5,433 million in segment profits during the year ended March 31, 2002, compared with yen1,203 million during the year ended March 31, 2001. While economic conditions throughout the region were sluggish, careful selection of business in the financing lease and installment loan operations combined with foreign currency exchange gains compared with losses of the previous fiscal year to produce the increase in profit. Segment assets as of March 31, 2002 amounted to yen435,093 million, an increase of 8.0%, or yen32,386 million, from March 31, 2001.

     Europe

     Our activities in Europe include operating leases of transportation equipment, installment loans to industrial customers and investment securities. These activities are conducted in Europe mainly through ORIX Ireland Limited, ORIX Europe Limited and ORIX Aviation Systems Limited. Segment profits for the year ended March 31, 2002 amounted to yen600 million, primarily reflecting profits from corporate finance services. Segment profits decreased by yen116 million, or 16.2%, however, primarily due to write-downs of securities. Segment assets at March 31, 2002 amounted to yen113,844 million, a decrease of yen44,802 million, or 28.2%, from March 31, 2001.

   Year Ended March 31, 2001 Compared to Year Ended March 31, 2000

   Overview

     Despite a decrease in direct financing leases, our consolidated operating assets surpassed the yen5 trillion mark for the first time, growing 5.6%, or yen264.7 billion, from the previous year to yen5,029.6 billion. This reflected a sizeable increase in investment securities, as well as increases in installment loans, operating leases and other operating assets.

     Revenues reflected increases in operating lease revenues, interest on loans and investment securities, and other operating revenues, including revenues from the condominium development business. However, a substantial decline in life insurance premiums and related investment income, together with a decrease in direct financing lease revenue, caused total revenues to decrease by 4.9%, or yen30,364 million, to yen586,149 million.

     Corresponding to the change in revenue, operating lease depreciation expense and other operating expenses grew, but life insurance costs declined in line with lower revenue. An increase in the number of consolidated companies produced an increase in selling, general and administrative expenses. However, interest expense decreased, due mainly to declines in domestic interest rates. Thus total expenses decreased by 6.1%, or yen34,626 million, to yen529,001 million.

     As a result, income before income taxes increased by 13.8% to yen59,236 million. Net income increased for the sixth consecutive fiscal year, rising 11.5% to a historical high of yen34,157 million. The tables below contain selected financial data for the years ended March 31, 2000 and 2001, as well as the amounts and percentages of the changes from the year ended March 31, 2000 to the year ended March 31, 2001.

                                                                Year ended March 31,               Change
                                                                --------------------       -----------------------
                                                                2000           2001         Amount         Percent
                                                                ----           ----         ------         -------
                                                                              (In millions of yen)
Income statement data
Total revenues.........................................      yen 616,513   yen 586,149  yen  (30,364)         (4.9)%
     Direct financing leases...........................          130,798       122,003        (8,795)         (6.7)
     Operating leases..................................          100,503       113,478        12,975          12.9
     Interest on loans and investment securities.......           97,390       109,448        12,058          12.4
     Brokerage commissions and gains on investment
       securities......................................           19,700        12,055        (7,645)        (38.8)
     Life insurance premiums and related investment
       income..........................................          205,829       158,314       (47,515)        (23.1)
     Interest income on deposits.......................            3,884         2,520        (1,364)        (35.1)
     Other operating revenues..........................           58,409        68,331         9,922          17.0
Total expenses.........................................          563,627       529,001       (34,626)         (6.1)
                                                               ---------      --------     ---------
Operating income.......................................           52,886        57,148         4,262           8.1
Equity in net income (loss) of and gain (loss) on
   sales of affiliates.................................            (838)         2,088         2,926            --
                                                               ---------      --------     ---------
Income before income taxes.............................           52,048        59,236         7,188          13.8
Net income.............................................           30,642        34,157         3,515          11.5

                                                                  As of March 31,                  Change
                                                                --------------------       -----------------------
                                                                2000           2001         Amount         Percent
                                                                ----           ----         ------         -------
                                                                              (In millions of yen)
Balance sheet data
Investment in direct financing leases..................    yen 1,744,953 yen 1,657,709  yen  (87,244)         (5.0)%
Investment in operating leases.........................          397,576       451,171        53,595          13.5
Installment loans......................................        1,791,439     1,846,511        55,072           3.1
Investment in securities...............................          758,381       942,158       183,777          24.2
Other operating assets.................................           72,472       132,006        59,534          82.1
                                                               ---------     ---------     ---------
Operating assets.......................................        4,764,821     5,029,555       264,734           5.6
Allowance for doubtful receivables on direct financing
   leases and possible loan losses.....................        (136,939)      (141,077)       (4,138)         (3.0)
Other assets...........................................          713,660       702,833       (10,827)         (1.5)
                                                               ---------     ---------     ---------
     Total assets......................................    yen 5,341,542 yen 5,591,311  yen  249,769           4.7%
                                                               =========     =========     =========

     The table below shows the volume of new assets for the years ended March 31, 2000 and 2001, as well as the amounts and percentages of change in these data from the year ended March 31,

2000 to the year ended March 31, 2001. Figures for new equipment acquisitions for direct financing leases and operating leases are based on the purchase cost of the equipment.

                                                                Year ended March 31,               Change
                                                                --------------------       -----------------------
                                                                2000           2001         Amount         Percent
                                                                ----           ----         ------         -------
                                                                              (In millions of yen)
Volume of new assets
Direct financing leases: New equipment acquisitions.....   yen   905,898 yen   723,330  yen (182,568)        (20.2)%
Operating leases: New equipment acquisitions............         101,020       143,158        42,138          41.7
Installment loans: New loans added......................         807,477       740,639       (66,838)         (8.3)
Investment in securities: New securities added..........         333,249       397,218        63,969          19.2
Other operating assets: New assets added................          70,443       128,984        58,541          83.1

     Total revenues

     Total revenues decreased by 4.9%, or yen30,364 million, to yen586,149 million in the year ended March 31, 2001 compared to yen616,513 million in the year ended March 31, 2000, reflecting principally a decline of yen47,515 million or 23.1%, in life insurance premiums and related investment income and an yen8,795 million decline in revenue from direct financing leases. These declines were partially offset by increases of yen12,975 million in revenue from operating leases, yen12,058 million in interest on loans and investment securities, and yen9,922 million in other operating revenues.

   Direct financing leases

     Revenue from direct financing leases decreased 6.7%, to yen122,003 million. This decrease was due to a decline in the balance of investment in direct financing leases, which resulted from the securitization of lease assets and from a decline in the level of new contract issuance compared with the previous fiscal year. The balance of investment in direct financing leases as of March 31, 2001 decreased 5.0%, to yen1,657,709 million.

     The average interest rates on domestic direct financing leases, calculated on the basis of quarterly balances, decreased slightly to 5.77% in the year ended March 31, 2001 from 5.79% in the year ended March 31, 2000. The average interest rates on overseas direct financing leases, calculated on the basis of quarterly balances, increased to 9.92% in the year ended March 31, 2001 from 9.67% in the year ended March 31, 2000, reflecting an increase in the amount of high-yield contracts.

     The table below shows the balances as of the dates indicated of investment in direct financing leases by category of equipment, together with the amounts and percentages of the changes between period-ends.

                                                                  As of March 31,                  Change
                                                                --------------------       -----------------------
                                                                2000           2001         Amount         Percent
                                                                ----           ----         ------         -------
                                                                              (In millions of yen)
Investment in direct financing leases
Information-related and office equipment................   yen   373,281 yen   334,174  yen  (39,107)        (10.5)%
Industrial equipment....................................         394,581       372,542       (22,039)         (5.6)
Commercial services equipment...........................         194,809       193,624        (1,185)         (0.6)
Transportation equipment................................         398,521       415,246        16,725           4.2
Other...................................................         383,761       342,123       (41,638)        (10.8)
                                                               ---------     ---------     ---------
     Total..............................................   yen 1,744,953 yen 1,657,709  yen  (87,244)         (5.0)%
                                                               =========     =========     =========

     Investment in direct financing leases decreased by 5.0% from March 31, 2000 to March 31, 2001. New investment in leased equipment in the year ended March 31, 2001 amounted to yen723,330 million, a decrease of 20.2% from the year ended March 31, 2000. Robust growth in the automobile leasing business in Japan led to an increase in the balance of transportation equipment leases. However, weak private-sector capital investment and our selective approach to new domestic leasing contracts with emphasis on profitability over asset growth caused the overall balance of domestic leasing contracts to decline. The balance of overseas leasing contracts also decreased owing to the deceleration of economic growth in the United States.

     During the year ended March 31, 2001, we securitized yen167,802 million of domestic and yen17,064 million of overseas leasing assets. Gains from the securitization of these assets of yen3,722 million were included in direct financing lease revenues. The securitization of these assets, accounted for as off balance sheet assets, contributed to the reduction in the balance of direct financing leases. The balance of direct financing lease assets which were treated as off balance sheet assets amounted to yen311,163 million as of March 31, 2001. The unpaid principal balance outstanding of securitized receivables is excluded from our consolidated balance sheets. See note 9 of the notes to the consolidated financial statements. In addition, we entered into other lease receivable securitization programs that are not accounted for as sale, or not treated as off balance sheet assets. Under these securitization programs, we had long-term debt payables of yen72,210 million under securitized lease assets as of March 31, 2001.

   Operating leases

     Revenues from operating leases increased by 12.9%, or yen12,975 million, to yen113,478 million from the year ended March 31, 2000 to the year ended March 31, 2001. The continued strength of IT-related investment in Japan supported strong growth in the rental of measuring and information related equipment. In our office building and commercial real estate leasing business, proactive investments in new properties contributed to overall growth in related leasing revenues. Consequently, revenue from operating leases increased by 12.9%, to yen113,478 million. Gains from the disposition of operating lease assets included in revenues from operating leases were yen7,883 million in the year ended March 31, 2001, compared to yen4,144 million in the year ended March 31, 2000.

     The table below shows the balances as of the dates indicated of our investment in operating leases by category of equipment under lease, together with the amounts and percentages of the changes between period-ends.



                                                                  As of March 31,                  Change
                                                                --------------------       -----------------------
                                                                2000           2001         Amount         Percent
                                                                ----           ----         ------         -------
                                                                              (In millions of yen)
Investment in operating leases
Transportation equipment................................    yen  159,548   yen 165,218    yen  5,670           3.6%
Measuring equipment and personal computers..............          58,431        77,808        19,377          33.2
Real estate and other...................................         179,597       208,145        28,548          15.9
                                                                 -------       -------        ------
     Total..............................................    yen  397,576   yen 451,171    yen 53,595          13.5%
                                                                 =======       =======        ======


     The balance of our total investment in operating leases increased by 13.5%, or yen53,595 million, from March 31, 2000 to March 31, 2001 due to the steady performance of the measuring equipment and office automation equipment rental businesses. Regarding our real estate leasing business, we also progressively acquired office buildings and commercial use real estate, such as in the Minato Mirai Complex in Yokohama. Although the outstanding balance of transportation equipment, which includes aircraft, declined on a local currency basis due to asset sales and depreciation, the balance increased on a yen basis due to the depreciation of the yen.

   Interest on loans and investment securities

     Interest we earn on installment loans and interest-earning securities held in connection with operations other than life insurance is reflected in our consolidated statements of income as interest on loans and investment securities. Revenues from interest on loans and investment securities increased by 12.4%, or yen12,058 million, from the year ended March 31, 2000 to the year ended March 31, 2001, due to an increase in the balance of high-yield card loans. An increase in investment in US corporate bonds also contributed to the increase. The average interest rate earned on domestic loans, calculated on the basis of quarterly balances, increased to 4.19% in the year ended March 31, 2001 from 3.97% in the year ended March 31, 2000, primarily due to an increase in the balance of high-yield card loans. The average interest rate earned on domestic investment securities, calculated on the basis of quarterly balances, decreased to 2.68% in the year ended March 31, 2001 from 2.86% in the year ended March 31, 2000, reflecting a decline in domestic market interest rates. The average interest rate earned on overseas loans, calculated on the basis of quarterly balances, decreased to 9.29% in the year ended March 31, 2001 from 9.35% in the year ended March 31, 2000, primarily due to a reduction in high-yield loans. The average interest rate earned on overseas investment securities, calculated on the basis of quarterly balances, increased to 10.03% in the year ended March 31, 2001 from 8.84% in the year ended March 31, 2000, primarily reflecting increased investment in high-yielding commercial mortgage-backed securities and corporate debt securities in the US.

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

                                                                  As of March 31,                  Change
                                                                --------------------       -----------------------
                                                                2000           2001         Amount         Percent
                                                                ----           ----         ------         -------
                                                                              (In millions of yen)
Installment loans
Domestic consumer
   Housing loans........................................   yen   396,748 yen   392,896  yen   (3,852)         (1.0)%
   Card loans...........................................         121,272       181,215        59,943          49.4
   Other................................................          56,461        43,959       (12,502)        (22.1)
                                                               ---------     ---------        ------
     Subtotal...........................................         574,481       618,070        43,589           7.6
Domestic commercial
   Real estate-related companies........................         203,537       222,818        19,281           9.5
   Commercial and industrial companies..................         657,355       627,252       (30,103)         (4.6)
                                                               ---------     ---------        ------
     Subtotal...........................................         860,892       850,070       (10,822)         (1.3)
                                                               ---------     ---------        ------
Foreign commercial, industrial and other borrowers......         337,754       357,446        19,692           5.8
Direct loan origination costs, net......................          18,312        20,925         2,613          14.3
                                                               ---------     ---------        ------
     Total..............................................   yen 1,791,439 yen 1,846,511  yen   55,072           3.1%
                                                               =========     =========        ======

     The total balance of installment loans increased by 3.1%, to yen1,846,511 million, from March 31, 2000 to March 31, 2001. In the domestic retail market, the loan balance increased as a result of expansion of our card loan business.

     In the year ended March 31, 2001, we securitized yen27,563 million of installment loans. Gains from securitization of yen1,006 million were included in interest on installment loans and investment securities. The balance of installment loans treated as off balance sheet assets amounted to yen41,085 million as of March 31, 2001.

     The balance of our investments in securities other than in connection with our life insurance operations increased from yen341,236 million at March 31, 2000 to yen405,021 million at March 31, 2001. Fixed income securities increased by yen52,825 million, principally reflecting increased investment in commercial mortgage-backed securities in the US.

   Brokerage commissions and gains on investment securities

     All non-interest income and losses (other than foreign currency transaction gain or loss) which we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and gains on investment securities. Brokerage commissions and gains on investment securities decreased by yen7,645 million, or 38.8%, in the year ended March 31, 2001 to yen12,055 million. ORIX Securities Corporation generates all of the brokerage commissions accounted for in this segment. Although the online trading business of ORIX Securities Corporation grew, the weakness of the Japanese stock market inhibited growth in the overall level of brokerage commissions. Revenues from gains on investment securities decreased in the year ended March 31, 2001, reflecting reduced sales of equity securities in Japan and overseas.

     At March 31, 2001, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were yen68,037 million. Gross unrealized gains on equity securities decreased by yen36,932 million from the year ended March 31, 2000 to the year ended March 31, 2001. Due to the weakness of the domestic equities market, unrealized gains on IT-related equity securities at March 31, 2001 declined.

     At March 31, 2001, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were yen11,018 million.

   Life insurance premiums and related investment income

     Life insurance premiums and related investment income decreased by yen47,515 million, or 23.1%, to yen158,314 million and life insurance costs fell approximately yen50.0 billion in the year ended March 31, 2001. These declines were due to our policy of emphasizing profitability as we devoted considerable energy to the marketing of such products as term and whole life insurance that produce lower revenues but higher margins.

   Interest income on deposits

     Interest income on deposits not included in other categories of revenues includes principally interest on bank deposits. Interest income on deposits in the year ended March 31, 2001 decreased by yen1,364 million, or 35.1%, from the year ended March 31, 2000, principally as a result of a lower average balance of bank deposits.

   Other operating revenues

     Other operating revenues are generated from various businesses, such as the development and sales of residential apartments, sales of commodities funds and servicing of receivables. Other operating revenues increased by yen9,922 million, or 17.0%, from the year ended March 31, 2000 to the year ended March 31, 2001, principally as a result of growth in our condominium development business and growth in commission income from our servicer business and other businesses.

   Total expenses

     Total expenses decreased by 6.1%, to yen529,001 million, from the year ended March 31, 2000 to the year ended March 31, 2001. Interest expense decreased in the year ended March 31, 2001 mainly due to a decline in domestic market interest rates. Life insurance costs decreased 25.8%, corresponding to the decrease in life insurance premium revenue. Other operating expenses increased 13.8% from the year ended March 31, 2000 to the year ended March 31, 2001, corresponding to the increase in revenue from the condominium development business. We recognized a write-down of securities in the amount of yen10,848 million in the year ended March 31, 2001.

   Interest expense

     Interest expense was yen109,289 million in the year ended March 31, 2001, a decrease of 5.0% from the year ended March 31, 2000. The decrease in interest expense principally reflects the decline in domestic interest rates. In addition, as a result of effective control of market risks, such as interest rate and liquidity risks by using the asset-liability management system, we were able to respond quickly to changing market environments.

     The ratio of our funding directly from capital markets, interest expense related to which was significantly lower than traditional bank borrowing, were 56.8% and 56.7% at March 31, 2000 and 2001, respectively. See "--Funding and Liquidity--Diversification of Funding Sources". Notes issued under our medium-term note program increased by yen21,157 million from yen328,221 million at March 31, 2000 to yen349,378 million at March 31, 2001, the amount of issued and outstanding commercial paper decreased from yen977,436 million at March 31, 2000 to yen914,611 million at March 31, 2001 reflecting the decrease of commercial paper issued overseas, and long-term asset backed securities increased from yen56,034 million at March 31, 2000 to yen72,210 million at March 31, 2001. The average interest rates on our domestic short-term and long-term debt, calculated on the basis of quarterly balances, decreased from 1.81% in the year ended March 31, 2000 to 1.64% in the year ended March 31, 2001. The average interest rates on our short-term and long-term overseas debt, calculated on the basis of quarterly balances, increased from 6.39% in the year ended March 31, 2000 to 6.81% in the year ended March 31, 2001.

   Depreciation on operating leases

     Depreciation on operating leases increased to yen68,316 million in the year ended March 31, 2001, an increase of 12.5% from the level in the year ended March 31, 2000. This increase was principally due to acquisitions of assets.

   Life insurance costs

     In line with a decrease in life insurance premiums, life insurance costs decreased by yen49,955 million, or 25.8%, to yen143,709 million from the year ended March 31, 2000 to the year ended March 31, 2001.

     We use the net level premium method to evaluate our future life insurance policy liabilities. This method requires the preliminary calculation of fund management yields, contract withdrawal/ discontinuance rates, mortality rates, and other calculations at the time an insurance contract is signed. The projected yield figures used in this calculation were 3.3% in the year ended March 31, 2000 and 3.0% in the year ended March 31, 2001.

   Other operating expenses

     Other operating expenses principally comprise the cost of sales for condominium marketing operations. Other operating expenses increased by yen5,278 million or 13.8% from the year ended March 31, 2000 to the year ended March 31, 2001, reflecting increased condominium sales.

   Selling, general and administrative expenses

     Approximately half of selling, general and administrative expenses consist of wages and other labor-related costs, while the remaining half consists principally of general overhead expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in the year ended March 31, 2001 were yen101,156 million, an increase of 11.2% from the year ended March 31, 2000. This increase in expenses primarily reflects advertising and other expenses increased as a result of the expansion of the retail card loan business. In addition, as the number of consolidated companies increased in the preceding year, these companies recognized expenses on a full-year basis.

   Provision for doubtful receivables and possible loan losses

     We make provisions for doubtful receivables and possible loan losses for direct financing leases and installment loans. Provision for doubtful receivables and possible loan losses in fiscal 2001 was yen44,584 million, a decrease of 2.2% from the corresponding amount in the year ended March 31, 2000. The table below shows the calculation of the provision for doubtful receivables and possible loan losses for the year ended March 31, 2000 and the year ended March 31, 2001. The "Other" category includes foreign currency translation adjustments and the effect of an acquisition.

                                                         Year ended March 31,
                                                    ----------------------------
                                                          2000           2001
                                                    ------------   ------------
                                                         (In millions of yen)
Balance at beginning of period....................  yen  132,606   yen  136,939
   Provisions charged to income...................        45,573         44,584
   Charge-offs (net)
   Gross Charge-offs..............................       (37,697)       (46,845)
   Recoveries.....................................           354            539
                                                    ------------   ------------
   Charge-offs (net)..............................       (37,343)       (46,306)
   Other..........................................        (3,897)         5,860
                                                    ------------   ------------
Balance at end of period..........................  yen  136,939   yen  141,077
                                                    ============   ============

   Allowance for doubtful receivables on direct financing leases and possible loan losses

     A breakdown of the allowance for doubtful receivables and possible loan losses as of March 31, 2001 is shown below. The "Other" category includes foreign currency translation adjustments and the effect of an acquisition.


                                                                             Year ended March 31, 2001
                                                             -------------------------------------------------------
                                                                                 Installment Loans
                                                             -------------------------------------------------------
                                                                Direct                       FASB
                                                               financing                  Statement
                                                                leases        General      No. 114           Total
                                                            ------------   -----------   -----------   ------------
                                                                               (In millions of yen)
Balance at beginning of the period......................    yen  35,783    yen  49,365   yen  51,791   yen  136,939
   Provisions charged to income.........................         22,619         16,417         5,548         44,584
   Charge-offs (net)....................................        (20,679)       (14,442)      (11,185)       (46,306)
   Other................................................          3,162          1,815           883          5,860
                                                            -----------    -----------   -----------   ------------
Balance at end of the period............................    yen  40,885    yen  53,155   yen  47,037   yen  141,077
                                                            ===========    ===========   ===========   ============


     In the year ended March 31, 2001, provisions charged to income were yen44,584 million and direct financing leases and loans totaling yen46,306 million were written off. As of March 31, 2001, the allowance was yen141,077 million. The ratio of this figure to the balance of investment in direct financing leases and installment loans was 4.0% as of March 31, 2001, compared to 3.9% as of March 31, 2000.

     The recorded investment in loans considered impaired under the definition contained in FASB Statement 114 was yen125,921 million as of March 31, 2000 and yen120,090 million as of March 31, 2001. The principal reason for the decline was a charge-off of impaired loans in the amount of yen11,185 million.

     We determined that a valuation allowance was required for impaired loans which had outstanding balances of yen83,408 million as of March 31, 2000 and yen73,636 million as of March 31, 2001. We recorded a valuation allowance, which is the required valuation allowance less the value of the collateral from impaired loans, calculated under FASB Statement 114, in the amount of yen51,791 million as of March 31, 2000 and yen47,037 million as of March 31, 2001. FASB Statement 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. Some loans, such as large groups of smaller-balance homogeneous loans (e.g., individual housing loans), and lease receivables are exempt from the provisions of FASB Statement 114. However, provisions for these loans and lease receivables are reflected in the general provisions under installment loans and investment in direct financing leases.

     The average recorded investments in impaired loans were yen128,658 million for the year ended March 31, 2000 and yen123,715 million for the year ended March 31, 2001. We recognized interest income on impaired loans of yen1,429 million for the year ended March 31, 2000 and yen1,414 million for the year ended March 31, 2001.

   Write-downs of long-lived assets

     During the year ended March 31, 2001, in accordance with FASB Statement 121, we wrote down yen4,090 million for some real estate development projects included in "investment in operating leases", "other operating assets" and "advances" in the consolidated balance sheets.

   Write-downs of securities

     Our current policy for determining whether declines in the market value of available-for-sale securities are other than temporary places more emphasis on the length of time that the market value has been below the carrying value and less emphasis on the business reasons for owning the securities.

     Our policy primarily reflects the continued poor performance of Japanese equity markets and decreasing cross-shareholdings by Japanese companies in general. Predictions in prior years that market conditions would improve have proved to be inaccurate and market prices of some of our stocks continued to be below their acquisition costs for the year ended March 31, 2001. We view this as a strong indication that the declines in the market value of these available-for-sale securities are other than temporary. Although we have not abandoned our practice of holding securities for business relationship purposes, Japanese companies in general are increasingly willing to sell securities previously held for business relationship purposes.

     Under our current policy, we would, in principle, charge against income losses related to securities if

     o the market price for a security has for more than one year been below our acquisition cost, or below current carrying value if the price of the security has been adjusted in the past; or

     o    there has been an issuer default or similar event.

     However, if we have a significant long-term business relationship with an entity, we would also consider the probability of the market value recovering within the following twelve months. As part of this review, we would consider:

     o    the entity's operating results;

     o    the entity's net asset value;

     o    the entity's future performance forecast; and

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

     Following this policy, in the year ended March 31, 2001, we charged yen10,848 million to income for declines in market value classified as other than temporary. In the year ended March 31, 2000, we charged yen12,297 million to income for declines in market value classified as other than temporary.

   Foreign currency transaction loss (gain), net

     We recognized a foreign currency transaction loss in the amount of yen3,429 million in the year ended March 31, 2001, compared to a gain of yen839 million in the year ended March 31, 2000. This loss principally resulted from the depreciation of the Indonesia Rupiah against the US dollar, as a subsidiary procured a portion of our funding through dollar-denominated loans.

   Equity in net income (loss) of and gain (loss) on sales of affiliates

     Equity in net income (loss) of and gain (loss) on sales of affiliates in the year ended March 31, 2001 was a profit of yen2,088 million compared to a loss of yen838 million in fiscal 2000. The gain in the year ended March 31, 2001 was improved from the loss in the year ended March 31, 2000, because loss from the sale of unprofitable affiliates was recognized in the previous year. The income in the year ended March 31, 2001 also reflects favorable financial performance of most domestic and foreign affiliates.

   Provision for income taxes

     Provision for income taxes in the year ended March 31, 2001 was yen25,079 million, compared to the provision of yen21,406 million in the year ended March 31, 2000. The increase of yen3,673 million was primarily due to an increase in income before income taxes.

   Net income

     Operating income was yen57,148 million, compared to the operating income of yen52,886 million in the year ended March 31, 2000. Income before income taxes increased by 13.8% to yen59,236 million in the year ended March 31,

2001. Net income increased 11.5%, to yen34,157 million from the year ended March 31, 2000 to the year ended March 31, 2001. Basic and diluted earnings per share in the year ended March 31, 2001 were yen418 and yen401 respectively, compared to yen385 and yen377 in the year ended March 31, 2000.

   Cash flows

     Net cash provided by operating activities decreased by yen81,509 million, or 25.6%, from the year ended March 31, 2000 to the year ended March 31, 2001, to a total of yen237,122 million. This decrease was substantially due to our life insurance operations where most of the premiums are received in cash, while the largest related expense, policy benefit payments, requires cash outlays that are spread over a number of years.

     Net cash used in investing activities was yen285,652 million in the year ended March 31, 2001, approximately the same level as in the previous fiscal year. While the rise in investment in lease equipment assets was less than in the previous fiscal year, greater funds were required for insurance business-related securities investments as well as for the JREIT-related and other real estate acquisitions.

     Net cash used in financing activities was yen64,620 million in the year ended March 31, 2001, compared to net cash used in financing activities of yen6,053 million in the year ended March 31, 2000.

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

     The table below shows the amount of our revenues by business segment for the years ended March 31, 2000 and 2001, as well as the amounts and percentages of the changes from the year ended March 31, 2000 to the year ended March 31, 2001.

                                                               Year ended March 31,                 Change
                                                           --------------------------   --------------------------
                                                                2000           2001         Amount         Percent
                                                           -----------    -----------   -----------    -----------
                                                                              (In millions of yen)
Domestic business segments
   Corporate finance....................................   yen 121,415    yen 113,113   yen (8,302)          (6.8)%
   Equipment operating leases...........................        53,000         61,677         8,677           16.4
   Real estate-related finance..........................        17,294         24,262         6,968           40.3
   Real estate..........................................        44,873         48,438         3,565            7.9
   Life insurance.......................................       204,746        157,636       (47,110)         (23.0)
   Other................................................        30,882         36,215         5,333           17.3
                                                           -----------    -----------   -----------
     Subtotal...........................................       472,210        441,341       (30,869)          (6.5)
                                                           -----------    -----------   -----------
Overseas business segments
   The Americas.........................................        74,525         79,397         4,872            6.5
   Asia and Oceania.....................................        49,739         48,735        (1,004)          (2.0)
   Europe...............................................        18,260         15,151        (3,109)         (17.0)
                                                           -----------    -----------   -----------
     Subtotal...........................................       142,524        143,283           759            0.5
                                                           -----------    -----------   -----------
     Total..............................................       614,734        584,624       (30,110)          (4.9)
Reconciliation of segment totals to consolidated amounts.        1,779          1,525          (254)         (14.3)
                                                           -----------    -----------   -----------
     Total consolidated revenues........................   yen 616,513    yen 586,149   yen (30,364)          (4.9)%
                                                           ===========    ===========   ===========

     The table below shows the amount of our profits by business segment for the years ended March 31, 2000 and 2001, as well as the amounts and percentages of the changes from the year ended March 31, 2000 to the year ended March 31, 2001.

                                                               Year ended March 31,                 Change
                                                           --------------------------   --------------------------
                                                                2000           2001         Amount         Percent
                                                           -----------    -----------   -----------    -----------
                                                                              (In millions of yen)
Domestic business segments
   Corporate finance...................................... yen  40,918    yen  44,427   yen   3,509            8.6%
   Equipment operating leases.............................       7,823         11,165         3,342           42.7
   Real estate-related finance............................      (3,415)         1,944         5,359             --
   Real estate............................................      (8,241)        (4,604)        3,637             --
   Life insurance.........................................       5,455          5,982           527            9.7
   Other..................................................      (1,036)         1,035         2,071             --
                                                           -----------    -----------   -----------
     Subtotal.............................................      41,504         59,949        18,445           44.4
                                                           -----------    -----------   -----------
Overseas business segments
   The Americas...........................................      18,775          8,896        (9,879)         (52.6)
   Asia and Oceania.......................................       3,371          1,203        (2,168)         (64.3)
   Europe.................................................         278            716           438          157.6
                                                           -----------    -----------   -----------
     Subtotal.............................................      22,424         10,815       (11,609)         (51.8)
                                                           -----------    -----------   -----------
     Total................................................      63,928         70,764         6,836           10.7
Reconciliation of segment totals to consolidated amounts.      (11,880)       (11,528)          352             --
                                                           -----------    -----------   -----------
     Total consolidated income before income taxes........ yen  52,048    yen  59,236   yen   7,188           13.8%
                                                           ===========    ===========   ===========

     The table below shows the amount as of the dates indicated of our assets by business segment, as well as the amounts and percentages of the changes between period-ends.


                                                             Year ended March 31,                 Change
                                                         --------------------------   --------------------------
                                                              2001           2002         Amount         Percent
                                                         -----------    -----------   -----------    -----------
                                                                            (In millions of yen)
Domestic business segments
   Corporate finance.................................... yen 1,968,590  yen 1,889,538  yen  (79,052)          (4.0)%
   Equipment operating leases...........................       113,389        134,270        20,881           18.4
   Real estate-related finance..........................       597,274        606,801         9,527            1.6
   Real estate..........................................       276,494        310,340        33,846           12.2
   Life insurance.......................................       425,335        543,886       118,551           27.9
   Other................................................       242,280        284,835        42,555           17.6
                                                           -----------    -----------   -----------
     Subtotal...........................................     3,623,362      3,769,670       146,308            4.0
                                                           -----------    -----------   -----------
Overseas business segments
   The Americas.........................................       691,403        804,118       112,715           16.3
   Asia and Oceania.....................................       369,540        402,707        33,167            9.0
   Europe...............................................       159,608        158,646          (962)          (0.6)
                                                           -----------    -----------   -----------
     Subtotal...........................................     1,220,551      1,365,471       144,920           11.9
                                                           -----------    -----------   -----------
     Total..............................................     4,843,913      5,135,141       291,228            6.0
Reconciliation of segment totals to consolidated
  amounts ..............................................       (79,092)      (105,586)      (26,494)            --
                                                           -----------    -----------   -----------
     Total consolidated operating assets................ yen 4,764,821  yen 5,029,555  yen  264,734            5.6%
                                                           ===========    ===========   ===========

Domestic business segments

     Corporate finance

     In the domestic corporate finance segment, segment profit increased 8.6%, or yen3,509 million, from the year ended March 31, 2000 to yen44,427 million in the year ended March 31, 2001. The balance of segment assets declined 4.0%, or yen79,052 million, from March 31, 2000 to yen1,889.5 billion as of March 31, 2001.

     The increase in segment profits principally reflects a rise in automobile leasing revenue and a decline in interest expense and provision for doubtful receivables and possible loan losses.

     The balance of domestic direct financing leases declined due to the effects of the securitization in direct finance lease assets initiated during the year ended March 31, 2001 of yen167,802 million and a decline in the level of new contracts.

     The balance of domestic loans included in our corporate finance segment decreased in the period due to the impact of the recession in Japan. We have introduced more stringent screening and is more selective in new loan transactions.

     Equipment operating leases

     In the year ended March 31, 2001, we recorded yen11,165 million of profit in this segment. This represents an increase of 42.7% from segment profit of yen7,823 million in the year ended March 31, 2000. The balance of segment assets increased by 18.4%, or yen20,881 million, from March 31, 2000 to yen134,270 million as of March 31, 2001. Continued strength in IT-related investment in Japan supported strong growth in demand for measuring instrument leasing and information-related equipment and higher utilization rates. Our rent-a-car business also continued our steady growth.

     Real estate-related finance

     In the year ended March 31, 2001, segment profit amounted to yen1,944 million, compared to a loss of yen3,415 million in the year ended March 31, 2000. Real estate-related finance assets increased 1.6%, or yen9,527 million, from March 31, 2000 to yen606,801 million as of March 31, 2001. Steady growth in investment in and resale of real estate-related distressed assets and the development of new corporate sector business such as non-recourse loans led to a significant increase in earnings. ORIX Trust and Banking recorded strong performance providing individuals with housing loans.

     Real estate

     In the year ended March 31, 2001, the real estate segment loss was yen4,604 million compared to a loss of yen8,241 million in the year ended March 31, 2000. Because of the continuing decline in land prices in Japan, we proceeded with sales of old properties and consequently recorded losses on such sales as well as recorded valuation losses on long-lived assets. For a discussion of write-downs of long lived real estate, see "--Write-downs of long lived assets". However, such losses were offset by steady growth of the condominium development business related to the "Sanctus" series of condominiums and other developments. Owing to our active acquisition of profitable rental properties, the balance of real estate assets increased 12.2%, or yen33,846 million, from March 31, 2000 to yen310,340 million as of March 31, 2001.

     Life insurance business

     Segment profits in the domestic life insurance business increased 9.7%, or yen527 million, from the year ended March 31, 2000 to yen5,982 million in fiscal 2001. Due to our shift in strategy from emphasizing volume to profitability, the weight of term, life-long insurance and other relatively profitable products has increased. The outstanding balance of segment assets increased 27.9%, or yen118,551 million, from March 31, 2000 to yen543,886 million as of March 31, 2001. The growth in segment assets reflected strong demand for our "ORIX Direct" policies.

     Marketable equity securities held in connection with our life insurance business decreased from yen13,243 million as of March 31, 2000 to yen7,167 million as of March 31, 2001.

     Other

     The other segment's results improved from a segment loss of yen1,036 million in the year ended March 31, 2000 to a gain of yen1,035 million in the year ended March 31, 2001. The other segment has increased due to such businesses as the card loan business and futures investments. The outstanding balance of segment assets increased 17.6%, or yen42,555 million, from March 31, 2000 to yen284,835 million as of March 31, 2001.

Overseas business segments

     The Americas

     Segment profit in the Americas decreased 52.6%, or yen9,879 million, from the year ended March 31, 2000 to yen8,896 million in the year ended March 31, 2001. Commercial mortgage-backed loan securitization operations continued to make a major contribution to performances in the Americas. However, the economic slowdown in the United States adversely affected demand for finance leasing of transportation construction and other equipment, and also gave rise to a large increase in provisions for doubtful receivables. In addition, a decline in market prices for certain debt securities in the United States resulted in a loss on the revaluation of such securities. The segment assets amounted to yen804,118 million as of March 31, 2001, an increase of 16.3% or yen112,715 million, from March 31, 2000 reflecting the influence of the depreciation of the yen.

     Asia and Oceania

     In Asia and Oceania, we recorded a yen1,203 million segment profit during fiscal 2001, compared with a yen3,371 million profit in the year ended March 31, 2000. Segment assets amounted to yen402,707 million as of March 31, 2001, an increase of 9.0%, or yen33,167 million, from March 31, 2000. The foreign exchange loss incurred as a result of the sharp depreciation of the Indonesian Rupiah contributed to a decline in segment earnings.

     Of segment assets, yen325,364 million as of March 31, 2001 was invested in Asia. These assets included yen171,484 million of shipping loans secured by first mortgages. Substantially all non-shipping assets in Asia are denominated in local currencies.

     Europe

     Segment profit amounted to yen716 million in the year ended March 31, 2001, an increase of yen438 million, or 157.6%, from fiscal 2000. Earnings grew as a result of strong performance of investment in securities. Segment assets amounted to yen158,646 million at March 31, 2001, a decrease of yen962 million, or 0.6%, from March 31, 2000. Fewer new contracts caused a decline in the outstanding balance.

Liquidity and Capital Resources

   Overview

     We continually require funds for working capital and to grow our business. We manage our funding and liquidity by monitoring the relative maturities of assets and liabilities and by borrowing funds, primarily in the Japanese financial and capital markets but also in significant amounts overseas. Funds raised are used to fund asset growth and to meet debt obligations and other commitments, on a timely and cost-effective basis. We place a priority on the ready and rapid access to funding in order to be able to respond rapidly to client and transactional requirements. By monitoring cash flow requirements from sales and marketing activities, and the funding supply and demand balance, we seek to ensure timely and ample access to funding. Our primary sources of funding are borrowings from commercial banks and other institutional lenders, commercial paper, medium term notes, straight bonds, asset-backed securitizations and other term debt. A downgrade in our credit ratings could result in an increase in our interest expense and could have an adverse impact on our ability to access the commercial paper market or the public and private debt markets, which could have an adverse effect on our financial position and liquidity. Even if we are unable to access these markets on acceptable terms, we have access to other sources of liquidity, including bank borrowings, cash flows from our operations and sales of our assets. We cannot be sure, however, that these other sources will be adequate if our credit ratings are downgraded or other adverse conditions arise.

     The tables below show the maturities of contractual cash obligations and other commercial commitments.

                                                             Payments due by period
                                                              (In millions of yen)
                                  ----------------------------------------------------------------------------
                                                  Less than 1
                                    Total            year           1-3 years     4-5 years    After 5 years
                                    -----        ------------       ---------     ---------    -------------

Contractual cash obligations
Long-term debt                  yen 2,809,861     yen 677,095  yen  1,223,075    yen 767,506    yen  142,185
Operating leases                        5,642           1,192           2,006          1,631             813
Unconditional purchase
   obligations                          6,032           6,032              --             --              --
                                    ---------         -------       ---------        -------         -------
Total contractual cash
   obligations                  yen 2,821,535     yen 684,319  yen  1,225,081    yen 769,137    yen  142,998
                                    =========         =======       =========        =======         =======


                                                   Amount of commitment expiration per period
                                                             (In millions of yen)
                                  ----------------------------------------------------------------------------
                                                 Less than 1
                                    Total            year            1-3 years     4-5 years   After 5 years
                                    -----        ------------        ---------     ---------   -------------

Other commercial commitments
Guarantees                      yen    42,775     yen  11,632  yen     18,760    yen   6,902    yen    5,481
Committed credit lines and
   other                              142,771          19,403          32,350         28,370          62,648
                                      -------          ------          ------         ------          ------
Total commercial commitments    yen   185,546     yen  31,035  yen     51,110    yen  35,272    yen   68,129
                                      =======          ======          ======         ======          ======

     We continue to rely significantly on short-term funding from Japanese commercial banks. Only a portion of this funding is provided under committed facilities. We also rely on the capital markets as a funding source, including the commercial paper and corporate bond markets. We are taking steps to reduce refinancing risks by diversifying our funding sources and increasing committed credit facilities from Japanese banks and foreign banks. Despite these efforts, committed credit facilities are subject to financial and other covenants and conditions to drawdown, including minimum net worth requirements, and the risk that we will be unable to roll over other short-term funding remains.

     We have securitized and sold to investors certain lease receivables, loan receivables and investment securities. In the securitization process, the assets to be securitized are sold to special purpose entities ("SPEs"), which issue asset-backed securities to the investors. SPEs may be organized as trusts, partnerships, or corporations. We use SPEs in a manner consistent with conventional practices in the securitization industry, the purpose of which is to isolate the receivables for the benefit of investors. The use of SPEs enables us to access the highly liquid and efficient markets for the sale of these types of financial assets when they are packaged in securitized forms. For the assets that are securitized and removed from our consolidated balance sheets, the investors and SPEs have no recourse to our other assets for failure of debtors to pay. In addition, we do not make any guarantees to investors for payment in such transactions. Therefore, when securitizing assets in this manner, we do not have any exposed assets or contingent liabilities other than those recognized on our consolidated balance sheets.

   Diversification of funding sources

     We are improving our funding costs and diversifying our funding sources by taking advantage of the opportunities afforded by financial deregulation and the development of new financial markets in Japan. We have increased the share of our direct funding from the capital markets in recent years through debt offerings and reduced our reliance on borrowings from banks in recent periods. The balance of capital market instruments as a percentage of our total debt was 52.7% at March 31, 2002 and 56.7% at March 31, 2001.

     Japanese finance companies were allowed for the first time to issue commercial paper in the domestic market in June 1993. In the following month, we became the first finance company to issue domestic commercial paper. From April 1, 1998, we have been able to issue commercial paper directly to investors without the use of dealers. While the proceeds from the issuance of commercial paper and bonds previously were not permitted to be used for any loan operations, in May 1999 new legislation eliminated this restriction for some qualifying lenders. Because we are a qualifying lender, we are able to issue commercial paper and bonds and use the proceeds without restriction.

     Prior to the establishment of the current regulatory regime for asset-backed securities, we issued Japan's first asset-backed securities of leasing assets in January 1992. Then, in June 1992, Japan took a significant deregulatory step in enacting the so-called Business Asset Securitization Law, which came into effect in June 1993 and facilitated the securitization of leasing and installment sale assets. Since the Act was revised to allow asset-backed commercial paper to be issued in the domestic market in 1996 we have issued asset-backed commercial paper, backed by lease receivables.

     As of March 31, 2002, our outstanding balance of unsecured bonds was yen862,688 million.

     We have also sought to diversify our funding sources by developing overall financial relationships with a number of banks overseas and through securities issuances overseas, principally to fund overseas operations. Since 1992, we have established several euro medium-term note programs for various ORIX entities. These programs have been integrated into one multi-issuer program which includes as issuers ORIX Corporation and a number of our overseas subsidiaries. This multi-issuer program has a limit of US$5 billion, and allows these ORIX entities direct access to capital markets. The issuance of notes is determined by the funding requirements of the overseas subsidiaries and is controlled by our Treasury Department. ORIX Financial Services has also issued medium-term notes under a separate program within the United States and Canada. As of March 31, 2002, the balance of notes issued under these medium-term note programs stood at yen324,369 million.

     In September 1998, we listed our shares on the New York Stock Exchange ("NYSE"), which has facilitated raising funds through the issuance of stock outside Japan since that time. In October 1999, we became the first Japan-based company to make a global offering involving the simultaneous issue of new shares and convertible notes registered with the SEC and listed on the NYSE, issuing 3.3 million new shares and yen40 billion (principal amount) in convertible bonds due 2005. In December 2001, we made another dual offering of new shares and convertible bonds, issuing 1.8 million new shares and yen28 billion (principal amount) in convertible bonds due 2007.

     On June 14, 2002, we issued $1,022 million of zero coupon-senior notes with stock acquisition rights due on June 14, 2022 and received proceeds of approximately $400 million. We intend to use the proceeds for general corporate purposes, including financing the activity of our subsidiaries, working capital and repayment of existing debt.

   Short-term debt

     In order to promote stability in borrowings, we shifted a greater portion of our debt from short-term to long-term. The balance of our short-term debt at March 31, 2002 was yen1,644,462 million, representing 36.9% of total debt, i.e., the sum of long-term debt and short-term debt, at March 31, 2002, compared to the level of 40.1% at March 31, 2001. The balance of short-term debt increased by yen82,390 million, or by 5.3%, from March 31, 2001 to March 31, 2002; however, the percentage of short-term debt to total debt declined by
3.2 percentage points in the same period. Commercial paper at March 31, 2002 increased by yen98,321 million, or 10.8%, from March 31, 2001. Other short-term debt, consisted principally of borrowings from commercial banks, decreased by yen15,931 million, or 2.5%, from March 31, 2001 to March 31, 2002.

   Long-term debt

     Long-term debt at March 31, 2002 was yen2,809,861 million, representing 63.1% of total debt, i.e., the sum of long-term debt and short-term debt, compared to the level of 59.9% at March 31, 2001, reflecting a shift to the long-term funding of our liquidity requirements. The balance of long-term debt increased by yen479,702 million, or 20.6%, from March 31, 2001 to March 31, 2002. Most of this long-term debt consisted of borrowings from Japanese banks as well as insurance companies and other institutional lenders in Japan. Long-term debt also included borrowings from foreign institutional lenders, unsecured bonds of yen862,688 million and medium-term notes of yen324,369 million. The balance of asset-backed securities was yen40,731 million at March 31, 2002. Some bank loan agreements provide that we are required to obtain the consent of lenders before effecting any merger or any increase or decrease of our capital, issuing any bonds or selling or transferring any part of our business. As is typical in the Japanese market, loan agreements relating to short-term and long-term debt from Japanese banks and some insurance companies provide that we may be required to pledge our assets as collateral against these borrowings upon request by our lenders if it is reasonably necessary for them to secure their claims. To date, we have not received any requests of this kind from our lenders. In addition, our debt agreements with some banks provide that these banks have the right to offset cash deposited against any short-term or long-term debt that becomes due, and in case of default and some other specified events, against all other debt payable to the bank. Whether these provisions can be enforced will depend upon the factual circumstances. As of March 31, 2002, we paid interest at fixed rates on approximately 61.3% of our long-term debt. The rest of our long-term debt incurred interest at floating rates, principally based on LIBOR.

     We have entered into various types of interest rate contracts in managing our interest rate risk. Under interest rate swap agreements, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount. Interest rate swaps with notional principal amounts of yen482,130 million at March 31, 2002 were used for hedging purposes as part of our asset-liability management. We have also entered into foreign exchange forward contracts and foreign currency swap agreements in managing foreign exchange risk. At March 31, 2002, we used foreign exchange forward contracts and foreign currency swap agreements with notional principal amounts of yen481,169 million which were principally used to hedge the risk of change in foreign currency exchange rates. Some foreign currency swap agreements include a requirement to maintain a certain credit rating.

   Credit facilities

     To enhance our liquidity, we have secured committed credit lines with financial institutions. In the year ended March 31, 2002, we established an additional yen39,975 million multicurrency global commitment line for ORIX Corporation and major overseas subsidiaries and the total committed credit lines were yen118,275 million as of March 31, 2002. Total committed lines including global lines as above for ORIX and our subsidiaries were yen795,489 million and yen933,640 million at March 31, 2001 and March 31, 2002, respectively, and of these lines, yen726,888 million and yen849,876 million were available at March 31, 2001 and March 31, 2002, respectively. These committed credit facilities are subject to financial and other covenants and conditions prior to drawdown including, in some credit facilities, a requirement to maintain a certain credit rating.

     ORIX and other Japanese companies traditionally relied for liquidity upon relationships with institutional lenders, particularly Japanese commercial banks. In order to reduce funding costs and diversify funding sources, we have been cultivating borrowing relationships with a variety of institutional lenders in Japan and with a number of banks overseas, and increasing our capital markets funding both domestically and overseas. Our new capital raising operations overseas are used principally to fund our overseas operations.

   Use of Special Purpose Entities

     As one method of raising funds to finance our operations and investment activities, we periodically securitize certain lease receivables, loan receivables and investment securities. These securitizations allow us to access highly liquid and efficient markets, provide us with alternative source of funding, and diversify our investor base to enhance our liquidity position. For the past three fiscal years, securitization averaged approximately 10% of our total funding. Securitization involves the creation of special purpose entities ("SPEs") to hold the pooled assets. Our use of SPEs in securitizations is consistent with conventional practices in the securitization markets. Certain of the SPEs are designed to place the pooled assets beyond the reach of ORIX and its creditors in the event of any bankruptcy of ORIX, and if structured in this manner (and subject to certain other conditions) the pooled assets are removed from our consolidated balance sheets. These SPEs are also designed so that investors have no recourse to ORIX in the event of any failure of payment on the pooled assets. Therefore, when securitizing assets in this manner, we do not have any exposed assets or contingent liabilities other than those recognized as subordinated residual interests on our consolidated balance sheets. From time to time, we may act as an investor, servicer or administrator in SPE transactions. The effects of these transactions are fully reflected in our consolidated financial statements.

     We do not dispose of troubled leases, loans or other problem assets by means of unconsolidated SPEs. None of our officers, directors or employees holds any equity interests in our SPEs or receives any direct or indirect compensation from the SPEs. The SPEs do not own shares or equity interests of ORIX or any of ORIX's affiliates and there are no contracts to do so.

     Investment products

     We provide investment products to our customers that employ a structure, referred to as a kumiai in Japan, which is a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, we arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai. The remainder of the purchase funds are borrowed by the kumiai in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai, and all related gains or losses are recorded on the financial statements of investors in the kumiai. We are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in our consolidated financial statements. We do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai.

     Other financial transactions

     We occasionally make loans, leases or equity investments in SPEs in connection with transactions involving aircraft leasing, ship finance, non-recourse loans for real-estate and investment funds. In the event that we retain substantive economic risks and rewards associated with such transactions, the SPEs are fully consolidated into our financial statements, and in any other circumstances our investments such as loans, leases or equity investments are recorded on our consolidated balance sheets.

     We have adopted the requirements of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities
- a replacement of FASB Statement No. 125", which applies prospectively to all securitization transactions occurring after March 31, 2001. Adoption of SFAS No. 140 did not have a material impact on our operations or financial position.

Critical Accounting Policies

     Accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. Note 1 of the notes to the Consolidated Financial Statements includes a summary of the significant accounting policies used in the preparation of our Consolidated Financial Statements. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimate may differ significantly from management's current judgments. We believe the following represents our critical accounting policies.

   Allowance for doubtful receivables on direct financing leases and possible loan losses

     The allowance for doubtful receivables on direct financing leases and possible loan losses represents management's estimate of probable losses inherent in the portfolio. This evaluation process is subject to numerous estimates and judgments. In developing the allowance for doubtful receivables on direct financing leases and possible loan losses, the following factors, among other things, are considered:

     o    the nature and characteristics of obligors,

     o    current economic conditions and trends,

     o    prior charge-off experience,

     o    current delinquencies and delinquency trends,

     o future cash flows expected to be received from the direct financing lease or loan, and

     o    the value of underlying collateral and guarantees.

     In particular, large balance non-homogeneous loans are evaluated based on the present value of expected future cash flows and the observable market price or the fair value of the collateral securing the loans. Smaller-balance homogeneous loans, including individual housing loans and card loans, and lease receivables are evaluated considering current economic conditions and trends, the value of the collateral underlying the loans and leases, prior charge-off experience, delinquencies and non-accruals. If actual future economic conditions and trends, actual future value of underlying collateral and guarantees, and actual future cash flows are less favorable than those projected by the management or the historical data we use to calculate these estimates do not reflect future loss experience, additional provisions may be required.

     The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries, when we determine that the likelihood of any future collection is minimal, receivables are charged off.

     Our charge-off policy is greatly affected by the Japanese tax law, which limits the amount of tax-deductible charge-offs. Japanese tax law allows companies to charge off doubtful receivables on a tax-deductible basis only when specified conditions are met. Japanese tax law does not allow a partial charge-off against the total outstanding receivables to an obligor. Japanese regulations also do not specify a maximum time period after which charge-offs must occur.

     It is common in the United States for companies to charge-off loans after they are past due for a specific arbitrary period, for example, six months or one year. However, we are required to keep our primary records in accordance with Japanese tax law. Japanese tax law does not allow Japanese companies to adopt a policy similar to that in the United States. If we had prepared our accounting records as if each charge-off had occurred at an arbitrary date, the differences in our financial statements would be a reduction in gross receivables, an identical reduction in the allowance for doubtful receivables and a change in the timing of charge-offs. We believe that the most significant of these differences, when comparing itself to other non-Japanese companies (particularly US companies), may be the delay in when it records a charge-off. In a period of worsening economic conditions and increasing delinquencies, we may reflect a lower charge-off ratio than it would have, had it applied the charge-off policies used by some of the other non-Japanese companies.

   Impairment of investment in securities

     When a market decline below cost of an investment in securities is other than temporary we write down the investment to the market value and record the related writedown as an investment loss on our consolidated statement of income. We would, in principle, charge against income losses related to securities:

     o if the market price for a security has for more than one year remained below our acquisition cost, or below current carrying value if the price of the security has been adjusted in the past, or

     o if there has been a significant deterioration in a bond issuer's credit rating, an issuer default or similar event.

     o in certain other situations where, even though the market value has not remained below the carrying value for twelve months, the decline in market value of a security is based on economic conditions and not just general declines in equity markets and where it is considered unlikely that the market value of the security will recover in the next twelve months.

     However, if we have a significant long-term business relationship with another company, it would also consider the probability of market values recovering within the following twelve months. As part of this review, we would consider:

     o    the other company's operating results,

     o    the other company's net asset value,

     o    the other company's future performance forecast, and

     o    general market conditions.

     If we believe, based on this review, that the market value of a security may realistically be expected to recover, the loss for that security will continue to be classified as temporary. Temporary declines in market value are recorded in other comprehensive income (loss), net of applicable income taxes. If after an additional twelve months, the market value for that security is still significantly below the acquisition cost or below current carrying value (if the price of the security has been adjusted in the past), we would classify the loss for that security as other than temporary and charge the decline in market value against income. If the financial condition of issuers deteriorates, the forecasted performance of an investee is not met or actual market conditions are less favorable than those projected by management, we may charge to income additional losses on investment in securities. For example, declines in US bond market prices due largely to deteriorating market conditions and significant deterioration of certain issuers resulted in additional impairment charges during the year ended March 31, 2002.

   Impairment of long-lived assets and goodwill

     We periodically perform an impairment review for long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used by us, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Factors we consider important which could trigger an impairment review include, but are not limited to, the following:

     o    significant decline in the market value of an asset,

     o a current period operating cash flow loss, except for the starting period of the operation,

     o    significant underperformance of historical operating cash flows,

     o    significant changes in the manner of the use of an asset, and

     o    significant negative industry or economic trends.

     When we determine that the value of assets may not be recoverable based upon the existence of one or more of the above factors or other factors, we estimate the future cash flows expected to be generated by the assets. Our estimates of the future cash flows are based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated by the assets that we review for impairment. As a result of the impairment review, when the sum of the future cash flows expected to be generated by the assets is less than the carrying amount of the assets, we recognize impairment losses based on the fair value of those assets. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or shorter expected future period to generate such cash flows, additional impairment charges for the assets not previously written-off may be required.

   Unguaranteed residual value for direct financing leases and operating leases

     We estimate unguaranteed residual values of leased equipment when we calculate unearned lease income to be taken into income over the lease term for direct financing leases and when we calculate depreciation amount for operating leases which carry inherently higher obsolescence and resale risks. Our estimates are based upon current market values of used equipment and estimates of when and how much equipment will become obsolete. If actual future demand for re-lease or actual market conditions of used equipment is less favorable than that projected by management, write-downs of unguaranteed residual value may be required.

   Insurance policy liabilities and deferred policy acquisition costs

     A subsidiary of ORIX writes life insurance policies to customers. Those policies are characterized as long-duration policies and mainly consist of endowments, term life insurance and whole life insurance. Insurance policy liabilities and reserves are established based on actuarial estimates of the amount of future policyholder benefits. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and others factors applicable at the time the policies are written. Management continually evaluates the potential for changes in the estimates and assumptions applied for determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings. If actual assumption data, such as mortality, lapse rates, investment returns and other factors, do not properly reflect future policyholder benefits, we may establish a premium deficiency reserve.

     FASB Statement No. 60 ("Accounting and Reporting by Insurance Enterprises") requires insurance companies to defer certain costs associated with writing insurance ("deferred policy acquisition costs") and amortized over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs, not involving the same level of complexity in measurement as those discussed above, are important to an understanding of significant accounting policies for insurance business. We are required to assess deferred acquisition costs for recoverability. Deferred acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Periodically, deferred policy acquisition costs are reviewed for whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality experience, expense margins and surrender charges, which we use to calculate these assumptions do not properly reflect future profitability, additional amortization may be required.

Recent Developments

     Economic conditions

     Conditions in the world economy deteriorated in the fiscal year ended March 31, 2002. In the United States, the sudden worsening of corporate profits and the drop in capital spending in information technology and other sectors of the economy brought an end to the country's record-long economic expansion, while the terrorist attacks in September 2001 further stifled consumer confidence. Against the backdrop of the economic downturn, the Federal Reserve Board made a succession of interest-rate cuts and the Bush Administration legislated an emergency budget. The combination of these measures appears to have helped the economy stabilize and return to growth, however the general environment during the fiscal year ended March 31, 2002 was negative.

     The European economy was expected to take over from the United States as the driving force of the global economy, but the poor economic conditions in other regions of the world and fears of inflationary pressures in Europe worked to further the pace of economic slowdown there.

     The Asian economies continued to stagnate in the wake of the weak global demand in IT-related industries.

     Japan was also affected by the sluggishness in the world economy and experienced a sharp drop in both exports and industrial production. Corporate profits also fell in the wake of this slowdown. The trend in decreasing capital spending became even more pronounced, contributing to greater unemployment and continued downward pressure on wages. The Japanese government made public our strong desire to take measures to prevent Japan from falling into a deflationary spiral, however uncertainty and concerns about the future persist.

     New accounting pronouncement

     On April 1, 2001, we adopted FASB Statement No. 133 ("Accounting for Derivative Instruments and Hedging Activities"), as amended by FASB Statement No. 137 ("Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133") and FASB Statement No. 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133") (collectively, the "Statement"). This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be designated as a hedge. The accounting treatment for changes in the fair value of derivatives depends on the character of the transaction. The cumulative effect of this accounting change as of April 1, 2001, was a charge of yen8,400 million to other comprehensive income, and an increase of yen133 million to earnings.

     In September 2000, FASB Statement No. 140 ("Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a Replacement of FASB Statement No. 125") was issued. It revises the standard for accounting for securitizations and other transfers of financial assets and collateral, and requires certain disclosures, but it carries over most of FASB Statement No. 125's provisions without reconsideration. We adopted the disclosure provisions related to the securitization of financial assets as of March 31, 2001. All transactions entered into after March 31, 2001 were accounted for in accordance with FASB Statement No. 140. This adoption does not have a significant effect on our operations or financial position.

     In July 2001, FASB Statement No. 141 ("Business Combinations") and FASB Statement No. 142 ("Goodwill and Other Intangible Assets") were issued. FASB Statement No. 141 improves the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method--the purchase method. Use of the pooling-of-interests method is no longer permitted. FASB Statement No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001. On April 1, 2002, as a result of the adoption of FASB Statement No. 141, we will record a transition gain, as an effect of a change in accounting principle, due to the write-off of unamortized deferred credits of approximately yen1,937 million existing as of March 31, 2002. The deferred credits relate to an excess over cost arising from business combinations completed and investments accounted for by the equity method acquired before July 1, 2001. FASB Statement No. 142 requires that goodwill no longer be amortized, but be reviewed at least annually for impairment by applying a fair-value-based test. Also, it requires that certain intangible assets be recognized separately from goodwill and amortized over their useful lives. FASB Statement No. 142 is effective for fiscal years beginning after December 15, 2001. We are required to perform an initial impairment review of our goodwill in the year ending March 31, 2003 and an annual impairment review thereafter. We are evaluating but have not yet determined whether the adoption of this statement will result in an impairment of goodwill. We will cease to amortize goodwill, including equity method goodwill, on April 1, 2002. For the year ended March 31, 2002, such goodwill amortization for the Company and its subsidiaries amounted to yen728 million.

     In August 2001, the FASB issued Statement No. 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets.
 While FASB Statement No. 144 supersedes FASB Statement No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), it retains many of the fundamental provisions of that Statement. FASB Statement No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 ("Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions"), for the disposal of a segment of a business. However, it retains the requirement in APB Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. This Statement is effective for fiscal years beginning after December 15, 2001. Management does not expect this adoption to have a significant effect on our operations or financial position.

Item 6.  Directors, Senior Management and Employees.

Board of Directors

     ORIX's Board of Directors has the ultimate responsibility for the administration of our affairs. The Articles of Incorporation of ORIX provide for not less than three Directors. Directors are elected at general meetings of shareholders. The normal term of office of any Director expires within two years after his or her assumption of office, at the close of the ordinary general meeting of shareholders held to release the last settlement of accounts. The Board of Directors elects from among our members Representative Directors.

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

     Auditors' Independence

     In addition to Corporate Auditors, ORIX must appoint independent certified public accountants, who have the statutory duties of examining the financial statements prepared in accordance with accounting principles generally accepted in Japan that the Board of Directors submits to the general meeting of shareholders and reporting on the financial statements to the Corporate Auditors and the Directors, and examining the financial statements to be filed with the Prime Minister. Presently, ORIX's independent certified public accountants are Asahi & Co., a member firm of Andersen Worldwide SC. The independence of Asahi & Co. has been considered and confirmed by ORIX's Board of Directors. The Board of Directors also confirmed that there were no management-level individuals that were seconded to or from Asahi & Co., and there are no management-level individuals that previously worked for ORIX or Asahi & Co. and presently work for the other party.

     In the fiscal year ended March 31, 2002, we paid our auditors (including domestic and foreign affiliates of Asahi & Co.) yen489 million for direct audit fees, yen275 million for audit related services, including M&A due diligence and services related to securities offerings, yen297 million for financial information system consulting services, and yen295 million for other fees which included primarily tax compliance and advisory, and other consulting services.

     In the opinion of management, the provision of non-audit services did not in any way influence the independence of the audits conducted by Asahi & Co. because management took full responsibility for decisions relating to the activities affected by these services and Asahi & Co. and its affiliates did not assume any of the management authority and duties.

     The Directors and Corporate Auditors

     The Directors and Corporate Auditors of ORIX as of June 26, 2002 are as follows:

                                                                                                         Share-holdings
                                                                                        Year first           as of
                Name                                       Title                        appointed        March 31, 2002
                ----                                       -----                        ---------        --------------
                                                                                                         (In thousands)
 Yoshihiko Miyauchi............... Chairman and Chief Executive Officer,                   1970                 39
                                   Representative Director
 Yasuhiko Fujiki.................. President and Chief Operating Officer,                  1994                  5
                                   Representative Director
 Yoshiaki Ishida.................. Vice Chairman, Representative Director                  1990                  2
 Shunsuke Takeda.................. Deputy President, Director                              1993                  2
 Katsuo Kawanaka.................. Deputy President, Director                              1992                  6
 Hiroaki Nishina.................. Director                                                1993                  2
 Takeshi Sato..................... Director                                                1997                  7
 Tatsuya Tamura................... Director; Chairman, A.T. Kearney K. K.; Director        1999                 --
                                   (non executive), Suruga Bank Ltd.
 Akira Miyahara................... Director; Executive Advisor to the Board, Fuji Xerox    1999                 --
                                   Co., Ltd.
 Yoshinori Yokoyama............... Director; Director, McKinsey & Company, Inc.            2002                 --
 Hiroshi Nakamura................. Standing Corporate Auditor                              2000                  1
 Masaaki Yamamoto................. Standing Corporate Auditor                              2001                  1
 Hirotaka Takeuchi................ Corporate Auditor; Dean, Hitotsubashi                   2000                 --
                                   University, Graduate School of International
                                   Corporate Strategy

     Except for Mr. Tamura, Mr. Miyahara and Mr. Yokoyama, all of the directors are engaged in our business on a full-time basis.

Share ownership.

     As of March 31, 2002, the Directors and Corporate Auditors of the Company directly held an aggregate of 68,261 Shares, representing 0.08% of the total Shares then in issue.

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

     Mr. Miyauchi is a strong proponent of deregulation and serves as the President of the Council for Regulatory Reform. His other affiliations include:
Vice Chairman, Keizaidoyukai (Japan Association of Corporate Executives); and Councilor, Nippon Keidanren (Japan Federation of Economic Organizations). He also has directorships on the boards of Fuji Xerox Corporation, AOZORA BANK, LTD. and Mercian Corporation.

     Mr. Miyauchi was born in September 1935 and graduated with a BA from the School of Business Administration of Kwansei Gakuin University in 1958 followed by an MBA from the University of Washington in the USA in 1960.

Yasuhiko Fujiki
Representative Director
President and Chief Operating Officer

     Yasuhiko Fujiki joined Nikko Securities Co., Ltd. in 1968, before moving to Mitsubishi Development Co., Ltd. in 1971 then to ORIX in 1976. Following appointments as General Manager of the Real Estate Sales Department, Credit Department and General Affairs Department, Mr. Fujiki was appointed Director in Charge of General Affairs in 1994. In 1997, he became Principal and Director in Charge of the Office of the President and Director in Charge of the Personal Financial Services (PFS) Department. In 1999 Mr. Fujiki became Corporate Senior Vice President and was named Chief Branding Officer in the same year.

     In his role in the Office of the President, Mr. Fujiki was instrumental in the Company's recent M&A activities and strategic plans to position ORIX to continue to be a major player in Japanese and international financial markets. As COO, Mr. Fujiki now oversees the execution of the ORIX Group's business activities and is leading the next generation of ORIX management into the 21st century.

     Mr. Fujiki also serves as Chairman of the Japan Commodities Fund Association (JCFA); Secretary to the Keizaidoyukai (Japan Association of Corporate Executives); and Vice Chairman of the Japan Leasing Association.

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

     After his return to Japan in 1993, Mr. Ishida completed assignments that included the Deputy Head of the International Business Headquarters and General Manager of the Overseas Real Estate Department. He became Managing Director of ORIX in 1994 and Senior Managing Director in 1996, before assuming the position of Deputy President and Representative Director in 1998. He has been Vice Chairman since April 2000, where he oversees ORIX's international activities.

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

     Mr. Takeda was appointed Managing Director in 1997 and Corporate Executive Vice President in 1999. He has been Chief Financial Officer since 1997 and has been instrumental in creating an advanced system for efficient fund procurement of ORIX and its subsidiaries. He assumed the present position of Deputy President in April 2000. In addition to his oversight of the Treasury operations and support of ORIX's President, in August 2000 he was appointed to oversee the reorganization of ORIX's Investment Banking Headquarters, and presently serves as the office in charge of the Office of the President.

     Mr. Takeda was born in September 1941 and graduated from the Law Department of Tokyo University in 1965.

Katsuo Kawanaka
Director
Deputy President
Tokyo Sales Headquarters

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

     In 1992, he became a Director and Deputy Senior General Manager of the Tokyo Sales Headquarters. In 1996, he was named Managing Director, and he has been Head of the Tokyo Sales Headquarters from the same year as well as Corporate Executive Vice President since 1999. In April 2002, Mr. Kawanaka was appointed Deputy President.

     Mr. Kawanaka was born in March 1942 in Osaka and graduated from Osaka City University's School of Commerce in 1965.

Hiroaki Nishina
Director
Corporate Executive Vice President
Real Estate Business Headquarters
President, ORIX Real Estate Corporation

     Hiroaki Nishina joined ORIX in 1968. He became a Director and Deputy Head of the Tokyo Sales Headquarters in 1993 and was appointed President of ORIX Auto Leasing in 1996. In 1998, Mr. Nishina became a Corporate Executive Officer and took over responsibility for the Real Estate Business Headquarters before becoming President of ORIX Real Estate Corporation in 1999. He was Corporate Senior Vice President from June 2000 until his promotion to Corporate Executive Vice President in April 2002.

     Mr. Nisina was born in September 1944 and graduated from Kwansei Gakuin University's School of Economics in 1968.

Takeshi Sato
Director
Corporate Senior Vice President
Chairman, ORIX USA CORPORATION

     Takeshi Sato began his career at the Saitama Bank, Ltd. (currently The Asahi Bank, Ltd.) in 1969 before coming to ORIX in 1972. Mr. Sato began focusing on international activities early at ORIX and was assigned as a Director of PT. ORIX Indonesia Finance in 1975, President of ORIX METRO Leasing and Finance Corporation in the Philippines in 1982, and President of ORIX Australia Corporation Limited in 1987, before returning to Tokyo in 1993 as General Manager of the International Department. Mr. Sato was appointed Director and Deputy Head of the International Headquarters in 1997, which included a posting in Singapore to oversee the Asia and Oceania operations. He was Corporate Senior Vice President from 1999 until his promotion to Corporate Executive Vice President in April 2002 and became Chairman of ORIX USA CORPORATION in April 2001.

     Mr. Sato was born in September 1946. He graduated from Meiji University's School of Commerce in 1969 and completed a Masters of Commerce Degree from Meiji University's Postgraduate School of Commerce in 1972.

Tatsuya Tamura
Director
Chairman, A.T. Kearney K.K.
Director (non executive), The Suruga Bank, Ltd.

     Tatsuya Tamura joined the Bank of Japan in 1961 and occupied a number of posts before becoming Executive Director in 1992. He became Chairman of A.T. Kearney (Japan) in 1996 and Representative Director & Chairman A.T. Kearney, K.K. from April 1998 until April 2002 (presently he serves as Chairman). He served as President of EDS Japan from January 1997 to March 1999, and the President and CEO of Japan Investor Solutions and Technologies Co., Ltd. from August 1999 to June 2000. He has been a Director (non executive) at The Suruga Bank, Ltd. since June 2000. Mr. Tamura became a member of ORIX's Advisory Board in 1997 and then a Director in 1999.

     Mr. Tamura is also a member of Keizai Doyukai (Japan Association of Corporate Executives). He was born in October 1938 and graduated from Tokyo University's School of Law in 1961.

Akira Miyahara
Director
Executive Advisor to the Board,
Fuji Xerox Co., Ltd.

     Akira Miyahara joined Fuji Photo Film Co. Ltd. in 1962 and then moved to Fuji Xerox Co., Ltd. in 1971. At Fuji Xerox he occupied a number of posts before becoming a Director in 1984. After promotions to Managing Director in 1987 and Senior Manager Director in 1988, he was appointed Deputy President in 1990 and President and Chief Operating Officer in 1992, and Vice Chairman of the Board in 1998. In 2002, he assumed his current position as Executive Advisor to Fuji Xerox's Board. Mr. Miyahara was invited to the Advisory Board of ORIX in 1997 and was then appointed as an Independent Director in June 1999. Mr. Miyahara has brought with him a wealth of experience to the ORIX Board and provides an important outside perspective on the company's strategy.

     Mr. Miyahara was born in June 1939 and graduated from Kwansei Gakuin University's Commercial Science Department in 1962.

Yoshinori Yokoyama
Director
Director, McKinsey & Company

     Yoshinori Yokoyama completed his architectural training at the University of Tokyo in 1966 before taking a position in the Kunio Mackawa architectural office. He earned an MA in urban design at Harvard in 1972 and joined Davis Broady & Associates in 1973. He obtained an MBA from the Sloan School at MIT and joined McKinsey in 1975. He served as a Director at McKinsey from 1987 to 2002. Mr. Yokoyama first became a member of ORIX Corporation's Advisory Board in June 1997 before becoming a Director in June 2002.

     Mr. Yokoyama was born in 1942 in Hiroshima Prefecture.

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

     Mr. Yamamoto was born in November 1943 and graduated from Kobe University's School of Management in 1967.

Hirotaka Takeuchi
Corporate Auditor
Dean, Hitotsubashi University
Graduate School of International Corporate Strategy

     Hirotaka Takeuchi joined McCann-Erickson Advertising Co., Ltd. in 1969, before taking a position as Research Assistant at the Graduate School of Business Administration at the University of California at Berkeley in 1972. He became a Lecturer at the Graduate School of Business Administration at Harvard University in 1976 and became an Assistant Professor there before returning to Japan in 1983 as an Assistant Professor at Hitotsubashi University's School of Commerce, where he later became Professor in 1987. He has held his present position at the Graduate School of International Corporate Strategy since 1998. Mr. Takeuchi became a Corporate Auditor of ORIX in June 2000.

     Mr. Takeuchi was born in October 1946 and he graduated from International Christian University in 1969. He then went on to receive an MBA in 1971 from the Graduate School of Business Administration at the University of

California at Berkeley and a Ph.D. in 1977 from the Graduate School of Business Administration at Harvard University.

Corporate Executive Officers

     In June 1998, ORIX introduced a corporate executive officer system to help separate strategic decision making functions from day-to-day administrative operations. As a result, the Board of Directors now has responsibility for strategic management decisions, while corporate executive officers are responsible for implementing those decisions. In addition, ORIX created a Group Corporate Executive Officer Committee to promote the sharing of management information.

     The Corporate Executive Officers of ORIX as of June 26, 2002 are as follows:

   Name                                                           Title and areas of duties
Yoshihiko Miyauchi....... Chairman and Chief Executive Officer
Yasuhiko Fujiki.......... President and Chief Operating Officer
Yoshiaki Ishida.......... Vice Chairman                           Responsible for Overseas Activities
Shunsuke Takeda.......... Deputy President                        Chief Financial Officer
Katsuo Kawanaka.......... Deputy President                        Tokyo Sales Headquarters
Hiroaki Nishina.......... Corporate Executive Vice President      Real Estate Business Headquarters; President,
                                                                  ORIX Real Estate Corporation
Takeshi Sato............. Corporate Senior Vice President         Chairman, ORIX USA CORPORATION
Masahiro Matono.......... Corporate Senior Vice President         District Sales Headquarters
Hiroyuki Harada.......... Corporate Senior Vice President         Investment and Credit Evaluation Group,
                                                                  Investment and Credit Information Management
                                                                  Group, Risk Management Group, Legal Affairs
                                                                  Group, Real Estate Appraisal Group
Hiroshi Nakajima......... Corporate Senior Vice President         Kinki (Osaka) Sales Headquarters
Masaru Hattori........... Corporate Senior Vice President         Head of Compliance; Accounting Department;
                                                                  General Affairs Department
Koichiro Muta............ Corporate Senior Vice President         Investment Banking Headquarters
Masaaki Tashiro.......... Corporate Senior Vice President         Real Estate Finance Headquarters; President,
                                                                  ORIX Asset Management and Loan Services
                                                                  Corporation
Yoshio Ono............... Corporate Executive Officer             International Headquarters
Akira Fukushima.......... Corporate Executive Officer             OQL Headquarters
Nobuyuki Kobayashi....... Corporate Executive Officer             IT Business Headquarters; PFS Department;
                                                                  President, ORIX Computer Systems
                                                                  Corporation and, President, ORIX Call Center
                                                                  Corporation
Shintaro Agata........... Corporate Executive Officer             Treasury Department
Tetsuo Matsumoto......... Corporate Executive Officer             Real Estate Business Headquarters; Deputy
                                                                  President, ORIX Real Estate Corporation
Yoshiyuki Yoshizumi...... Corporate Executive Officer             Real Estate Finance Headquarters
Teruo Isogai............. Corporate Executive Officer             President, ORIX Auto Leasing Corporation
Tamio Umaki.............. Corporate Executive Officer             President, ORIX Rentec Corporation
Takafumi Kanda........... Corporate Executive Officer             President, ORIX Credit Corporation and
                                                                  President, ORIX Club Corporation
Yutaka Okazoe............ Corporate Executive Officer             President, ORIX Baseball Club Co., Ltd
Izumi Mizumori........... Corporate Executive Officer             President, ORIX Life Insurance Corporation
Tsutomu Matsuzaki........ Corporate Executive Officer             President, ORIX Capital Corporation

Employees

     As of March 31, 2002, we had 11,271 full-time employees, compared to 9,529 as of March 31, 2001 and 9,503 as of March 31, 2000. We employ approximately 8,250 staff in Japan, 2,000 staff in Asia & Oceania, 850 staff in

America and 150 staff in Europe as of March 31, 2002. We consider our labor relations to be excellent. None of our employees are represented by a union while employees of some of our subsidiaries and affiliates are represented by unions.

     The mandatory retirement age for our employees is 60, and varies for our subsidiaries and affiliates. ORIX announced in June 1999 an early voluntary retirement program which is available to ORIX employees who are at least 54 years old. Employees who take advantage of this program receive their accrued retirement package plus an incentive premium.

     ORIX and some of our subsidiaries have established contributory and non-contributory funded pension plans covering substantially all of their employees other than directors and corporate auditors. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of these payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In addition, directors and corporate auditors of ORIX and some subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. Total provisions (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were yen3,431 million, yen5,119 million and yen6,238 million in the years ended March 31, 2000, 2001 and 2002, respectively.

Compensation

     To ensure greater management transparency, we established the Executive Nomination and Compensation Committee in June 1999. This committee includes independent directors as well as our internally appointed representative directors. The independent directors will appoint the chairman of the committee. The committee recommends to the Board of Directors candidates for directors, auditors and corporate executive officers. The committee also recommends to the Board an executive remuneration and evaluation system as well as the executive remuneration and other compensation scales.

     During the year ended March 31, 2002, the executive compensation paid to our Directors and Corporate Auditors excluding stock options and warrants amounted to approximately yen429 million in the aggregate. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. At the Shareholders' Meeting held on June 26, 2002, the shareholders approved bonuses for the Directors and Corporate Auditors in the amounts of yen66 million and yen10 million, respectively, and retirement payments for the Directors and Corporate Auditors in the amounts of yen97 million were approved for the year ended March 31, 2002.

     The following table shows the names of Directors, Corporate Executive Officers and Corporate Auditors who received stock options, and the number of shares for which they were granted options, under the 1997, 1998, 1999, 2000, 2001 and 2002 stock option plans (except warrant plans). Each of our shares has one vote. We have not issued any preferred shares.

                                                                       1997-2000          2001            2002
                                                                      stock option    stock option       stock
          Name                              Title                        plans            plan        option plan
---------------------     ---------------------------------------    --------------  --------------  -------------
Yoshihiko Miyauchi        Chairman and Chief Executive Officer           90,000          21,000         21,000
Yasuhiko Fujiki           President and Chief Operating Officer          32,000          13,000         13,000
Yoshiaki Ishida           Vice Chairman                                  53,000          10,000         10,000
Shunsuke Takeda           Deputy President and Chief Financial           36,000           9,000          9,000
                             Officer
Katsuo Kawanaka           Deputy President                               34,000           7,000          8,500
Hiroaki Nishina           Director and Corporate Executive Vice          23,000           6,000          6,500
                             President
Takeshi Sato              Director and Corporate Senior Vice             26,000           6,000          6,000
                             President
Tatsuya Tamura            Director                                        1,000           1,500          1,500
Akira Miyahara            Director                                        1,000           1,500          1,500
Yoshinori Yokoyama        Director                                                                       1,500
Hiroshi Nakamura          Standing Corporate Auditor                                                     4,500
Masaaki Yamamoto          Standing Corporate Auditor                                                     4,500
Hirotaka Takeuchi         Corporate Auditor                                                              1,500
Masahiro Matono           Corporate Senior Vice President                22,500           5,500          5,500
Hiroyuki Harada           Corporate Senior Vice President                22,500           5,500          5,500
Hiroshi Nakajima          Corporate Senior Vice President                22,000           5,500          5,500
Masaru Hattori            Corporate Senior Vice President                15,000           5,500          5,500
Koichiro Muta             Corporate Senior Vice President                                 5,000          5,500
Masaaki Tashiro           Corporate Senior Vice President                14,000           4,500          5,000
Yoshio Ono                Corporate Executive Officer                    22,000           4,500          4,500
Akira Fukushima           Corporate Executive Officer                    10,000           4,500          4,500
Nobuyuki Kobayashi        Corporate Executive Officer                    15,000           4,500          4,500
Shintaro Agata            Corporate Executive Officer                     3,500           4,500          4,500
Tetsuo Matsumoto          Corporate Executive Officer                                     4,000          4,500
Yoshiyuki Yoshizumi       Corporate Executive Officer                                                    4,000
Teruo Isogai              Corporate Executive Officer                                                    4,500
Tamio Umaki               Corporate Executive Officer                     9,000           4,500          4,500
Takafumi Kanda            Corporate Executive Officer                                                    4,500
Yutaka Okazoe             Corporate Executive Officer                                                    4,500
Izumi Mizumori            Corporate Executive Officer                                                    4,500
Tsutomu Matsuzaki         Corporate Executive Officer                                                    4,000

Stock Option and Warrant Plans

     ORIX has adopted various employee incentive plans. The purpose of ORIX's stock option and warrant plans is to enhance the awareness of the option holders of the link between management, corporate performance and stock price, and, in this way, improve the business results of ORIX. These plans are administered by the General Affairs Department of ORIX.

   Stock option plans

     Our shareholders approved Stock Option Plans at the ordinary general meeting of shareholders in the years from 1997 to 2001 inclusive, under which Shares were purchased from the open market and held by ORIX for transfer to Directors and Corporate Executive Officers and some employees of ORIX upon the exercise of their options.

     Under the 1997 to 1999 Stock Option Plans, the exercise prices of the options were adjusted on April 1, 2000 to reflect the subdivision of each share of common stock into 1.2 Shares, which was implemented on May 19, 2000. Options granted under Stock Option Plans generally expire one year after the termination of the option holder's service with ORIX.

     At the ordinary general meeting of shareholders in June 2002, ORIX's shareholders approved the 2002 Stock Acquisition Rights Plan, under which Stock Acquisition Rights of a maximum of 4,900, each convertible into 100 new shares, will be granted to Directors, Corporate Auditors and Corporate Executive Officers and some employees of ORIX and directors, corporate auditors and certain employees of subsidiaries.

                                                            Exercise
                                             Shares to      price per      Option expiration
                                             be granted       Share               date
                                            -----------   ------------   --------------------
1997 Stock Option Plan......................   168,000       yen7,665     September 30, 2002
1998 Stock Option Plan......................   146,000          7,784     June      26, 2008
1999 Stock Option Plan......................   145,000         10,393     June      29, 2009
2000 Stock Option Plan......................   316,700         16,272     June      29, 2010
2001 Stock Option Plan......................   300,900         12,329     June      28, 2011
2002 Stock Acquisition Rights Plan..........   490,000                    June      26, 2012

   Warrant plans

     From 1997 to 2001, the Board of Directors of ORIX approved warrant plans under which warrants to purchase Shares were granted or sold to Corporate Auditors and some employees of ORIX, excluding employees who were option holders under the Stock Option Plan of the same year, and to directors, corporate auditors and certain employees of subsidiaries, by repurchasing warrants attached to bonds with warrants issued by ORIX.

     Under the 1998 to 1999 Warrant Plans, the exercise prices of the options were adjusted on April 1, 2000 to reflect the subdivision of each share of common stock into 1.2 Shares, which was implemented on May 19, 2000. Warrants granted under the Warrant Plans generally expire one year after the termination of the warrant holder's service with ORIX.

                                                 Exercise
                                     Warrants    price per    Warrant expiration
                                      granted      Share             date
                                    ----------  -----------  -------------------
1998 Warrant Plan................     315,593       6,877     November   5, 2002
1999 Warrant Plan................     302,484      11,278     November   4, 2003
2000 Warrant Plan................     126,143      14,090     September  6, 2004
2001 Warrant Plan................     124,303      12,329     July      22, 2005


Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

     The following table shows our major shareholders as of March 31, 2002. Each of our shares has one vote. We do not issue any preferred shares.

                                                                                    Percentage
                                                                       Number of     of total
                                                                        Shares        Shares
                              Name                                       held        in issue
                                                                      (thousands)      (%)
--------------------------------------------------------------------- -----------   ----------
Japan Trustee Services Bank, Ltd. (Trust Account)....................    8,114         9.62
The Mitsubishi Trust and Banking Corporation (Trust Account).........    6,418         7.61
The Chase Manhattan Bank, N.A. London SL Omnibus Account.............    4,004         4.75
State Street Bank and Trust Company..................................    3,314         3.93
UFJ Trust Bank Limited (Trust Account A).............................    2,627         3.12
The Chase Manhattan Bank, N.A. London................................    2,585         3.07
Boston Safe Deposit BSDT, Treaty Clients Omnibus.....................    2,540         3.01
UFJ Trust Bank Limited...............................................    1,737         2.06
Nippon Life Insurance Company........................................    1,535         1.82
UFJ Bank Limited.....................................................    1,409         1.67

     ORIX is not directly or indirectly owned or controlled by any corporations, natural or legal persons severally or jointly. As of March 31, 2002, the percentage of outstanding shares held by foreign corporations and individuals was 40.16%.

Related Party Transactions

     As of March 31, 2002, no person was the beneficial owner of more than 10% of any class of ORIX's shares which might give that individual significant influence over the Company. There is no material transaction of outstanding loans, including guarantees of any kind made by or proposed to be made by the Company with any enterprises and individuals.

Item 8.   Financial Information

     All relevant financial statements are attached hereto. See "Item 18. Financial Statements."

Legal Proceedings

     See Item 4. "Information on the Company Legal Proceedings "

Dividend Policy and Dividends

     See Item 10. "Additional Information Dividend Policy and Dividends "

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

                         Tokyo Stock Exchange Price Share
-------------------------------------------------------------------------------
                                                                Translated into
                                       Price Per Share            US$ per ADS
                                    --------------------    --------------------
          Calendar period             High        Low          High         Low
----------------------------------  --------    --------    --------     -------
1997 ...........................   yen9,950    yen4,560         $42         $20
1998 ...........................     10,630       7,560          39          31
1999 ...........................     24,150       7,200         118          33
2000
   First quarter ...............     24,100      13,400         117          63
   Second quarter ..............     16,980      13,750          81          66
   Third quarter ...............     16,850      12,000          79          56
   Fourth quarter ..............     13,400      10,280          62          46

                         Tokyo Stock Exchange Price Share
-------------------------------------------------------------------------------
                                                                Translated into
                                       Price Per Share            US$ per ADS
                                    --------------------    --------------------
          Calendar period             High        Low          High         Low
----------------------------------  --------    --------    --------     -------
2001
   First quarter ...............     12,030       8,600          51          35
   Second quarter ..............     13,330       9,900          56          39
   Third quarter ...............     12,740       8,820          51          38
   Fourth quarter ..............     12,200       9,700          49          40

2002
   January .....................     12,080       9,860          46          37
   February ....................     10,850       9,580          41          36
   March .......................     10,930       9,340          41          35
   April .......................     10,740       9,410          42          35
   May .........................     11,490      10,350          46          40
   June (through June 21) ......     11,070       9,450          45          39

     In May 2000, ORIX implemented the subdivision of each of common stock registered on its register of shareholders as of March 31, 2000 into 1.2 shares. The per-share prices set forth above have not been adjusted to reflect that subdivision.

New York Stock Exchange

     The ADSs and ADNs are listed on the New York Stock Exchange under the symbol "IX".

     Two ADSs represent one share. On March 31, 2002, approximately 855,720 ADSs were outstanding. This is equivalent to 427,860 or approximately 0.5% of the total number of shares outstanding on that date. On that date, ADSs were held by 2 record holders, including 1 record holder in the United States holding 855,480 ADSs. The per ADS prices below were not adjusted as a result of the share subdivision mentioned above.

     The following table provides the high and low sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange.


                               NYSE Price Per ADS
                                                             High         Low
                       Calendar Period                       ($)          ($)
       ----------------------------------------------      -------      -------
       1998 (from September 16)                             39.25        31.38
       1999                                                 95.31        29.89
       2000:
          First quarter..............................       95.21        52.92
          Second quarter.............................       76.38        65.83
          Third quarter..............................       78.50        56.38
          Fourth quarter.............................       61.25        46.75
       2001:
          First quarter..............................       51.13        37.30
          Second quarter.............................       55.00        39.90
          Third quarter..............................       51.80        37.90
          Fourth quarter.............................       48.75        41.10
       2002:
          January....................................       45.85        38.50
          February...................................       40.30        36.60
          March......................................       41.65        36.30
          April......................................       41.45        35.63
          May........................................       45.31        40.45
          June (through June 21).....................       44.54        38.25


Item 10.   Additional Information

Memorandum and Article of Incorporation

     Purposes

     The purposes of the Company are provided in Article 2 of our articles of incorporation and shall be to engage in the following business. (1) Lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types. (2) Lease, purchase and sale, ground preparation, development, maintenance and management of real property. (3) Lending of money, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations and other financial business. (4) Holding, investment in, management, purchase and sale of securities. (5) Holding, management, purchase and sale of mortgage certificates. (6) Business of investment in and sale of commodities, and advisory business in respect of investment in commodities. (7) Acting as an agent for collection of money and for calculation business of enterprises. (8) Manufacture, processing, repair and sale of furniture, interior goods, transport machinery and equipment, etc. (9) Water transport, road transport of cargo and warehousing. (10) Contracting for construction and civil engineering, and design and supervision thereof. (11) Planning of, development of, contracting for, lease of and sale of intangible property rights such as copyrights, industrial property rights, etc. (12) Information services, electric communication, advertising and publishing business. (13) Management of facilities for sports, lodging, medical treatment and social education, etc. Management of restaurants, and tour business. (14) Conducting of cultural projects, sports, etc. (15) Business of dispatching workers to enterprises. (16) Purchase and sale of antiques. (17) Business relating to the collection, transportation and disposal of ordinary waste products and industrial waste products. (18) Generation of electric power and supply of electricity. (19) Brokerage, agency, investigation and consulting of business relating to any of the preceding items. (20) Non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and business related to soliciting life insurance. (21) Investment advisory business relating to real estate, securities and other financial assets. (22) Conducting trust, banking and Credit Management and Collection Business operations, as a result of the acquisition of shares in a company engaged in those activities. (23) Any and all business related to any of the preceding items.

     Directors and Board of Directors

     There shall be no less than three Directors of the Company (Article 17). Directors shall be elected at a General Meeting of Shareholders. In the case of the above election, shareholders representing not less than one third (1/3) of the total number of voting rights of all shareholders shall attend such Meeting. In the case of election of Directors, cumulative voting shall not be used (Article 18). The term of office of Directors shall expire upon conclusion of the Ordinary General Meeting of Shareholders relating to the last fiscal year ending within two years from his assumption of office. (Article 19) Resolutions of the Board of Directors shall be adopted by a majority of the Directors present at a Meeting that a majority of the Directors shall attend (Article 23). Remuneration of Directors shall be determined by resolution of the General Meeting of Shareholders (Article 25).

     Shares

     The Company does not issue any preferred stock. Cash dividends shall be paid to shareholders or registered pledgees last of record on the Register of Shareholders and the Register of Substantial Shareholders as of the closing of accounts for each business year. With respect to the first cash dividends on shares issued upon requests for conversion of convertible bonds, such conversions shall be deemed to have been made at the beginning of the business year during which such requests for conversion have been made, and the cash dividends shall be paid accordingly. Cash dividends shall bear no interest and if they have not been received within three years from the day of commencement of payments, they shall belong to the Company. (Article 35) Unless otherwise provided for by laws and ordinances, resolutions of General Meetings of Shareholders shall be adopted by a majority of votes of shareholders present at the Meetings. Unless otherwise provided for by laws and ordinances, each shareholder shall have one vote for each share (Article 14).

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

Foreign Exchange and Other Regulations.

     The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder (the "Foreign Exchange Regulations") govern certain aspects relating to the issue and sale of Shares by us or the sale of Shares by us and the acquisition and holding of Shares by "exchange non-residents" and by "foreign investors" (as hereinafter defined). The Foreign Exchange Regulations as currently in effect do not affect transactions between exchange non-residents to purchase or sell Shares outside Japan for non-Japanese currencies.

     "Exchange non-residents" are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branch and other offices located within Japan of non-resident corporations are regarded as exchange residents of Japan and branch and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents of Japan. "Foreign investors" are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and
(iii) corporations not less than 50% of the shares of which are held by (i) and/or (ii) or a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

     Under the Foreign Exchange Regulations, the sale of Shares by us is, in principle, not subject to a prior notification requirement, but subject to a post reporting requirement of the Minister of Finance. Under the Foreign Exchange Regulations as currently in effect, payments of dividends in respect of Shares and any additional amounts payable pursuant to the terms thereof may in general be paid when made without any restrictions under the Foreign Exchange Regulations.

     In general, the acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange or traded in any over-the-counter market in Japan by an exchange non-resident of Japan from an exchange resident of Japan may be made without any restriction, except as mentioned below. However, a report by the relevant exchange resident of Japan to the Minister of Finance must be filed following the transfer of shares to an exchange non-resident of Japan, unless the consideration for such transfer is yen100 million or less or such transfer if made through a bank, securities company or financial future trader licensed under the relevant Japanese laws.

     If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange or traded on an over-the-counter market in Japan and as a result of such acquisition (regardless of the person from or through whom it acquires the shares), aggregated with existing holdings (if any), the foreign investor directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor is, in general, required to report such acquisition to the Minister of Finance and any other competent Ministers within 15 days from and including the date of such acquisition. In certain exceptional cases, a prior notification is required in respect of such an acquisition.

     The acquisition of Shares by exchange non-residents by way of stock split is not subject to any of the foregoing notification requirements.

     Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, Shares held by exchange non-residents may in general be converted into any foreign currency and repatriated abroad.

   Other Regulations

     The Securities and Exchange Law requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter markets in Japan, to file with the Minister of Finance within five business days a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon his exchange of exchangeable securities or exercise of Stock Acquisition Rights are taken into account in determining both the size of his holding and the issuer's total issued share capital. Copies of each report must be furnished to the issuer of such shares and to all Japanese stock exchange on which the shares are listed or, in the case of shares traded over-the-counter, the Japan Securities Dealers Association.

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

                            Dividend Translated into

               Year ending                      per Share     dollar per ADS
               ---------------------------     ----------     --------------
               March 31, 1998                    yen15.00         $0.06
               March 31, 1999                       15.00          0.07
               March 31, 2000                       15.00          0.07
               March 31, 2001                       15.00          0.06
               March 31, 2002                       15.00          0.06

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

Taxation

Japanese Taxation

     The following is a summary of the principal Japanese tax consequences for owners of the Notes, ADNs, Shares or ADSs who are non-resident individuals of Japan or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable ("non-resident Holders"). The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as:

     o to the overall tax consequences of the acquisition, ownership and disposition of Notes, ADNs, Shares or ADSs, including specifically the tax consequences under Japanese law,

     o    the laws of the jurisdiction of which they are resident, and

     o any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

     Notes

     Payment of interest on the notes outside Japan by our paying agents to non-resident Holders will not be subject to Japanese withholding tax.

     Each non-resident Holder must comply with procedures for establishing its status in accordance with the requirements of Japanese law.

     Interest on the Notes will continue to be exempt from Japanese withholding tax until March 31, 2004. You should be aware that the exemption for non-resident Holders may be affected if Japan adopts new rules that apply to interest on outstanding securities and does not provide for grandfathering. If that happens,

     o non-resident Holders generally would be entitled to receive additional amounts, and

     o    we would be entitled to redeem the debt securities.

     Under current Japanese practice, we and our paying agents may determine our withholding obligations in respect of notes held through a qualified clearing organization in reliance on certifications we receive from the qualified clearing organization. In these cases, we do not need to obtain certifications from the ultimate beneficial owners of the notes. As part of the procedures under which these certifications are given, a beneficial owner may be required to establish that it is a non-resident Holder to the person or entity through which it holds the notes. If a non-resident Holder does not hold its notes through a qualified clearing organization, the non-resident Holder will be required to deliver to our paying agents a claim for exemption from Japanese withholding tax and documentation concerning its identity and residence in order to receive interest payments on the notes free of Japanese withholding tax. We and our paying agents may adopt modified or supplemental certification procedures to the extent necessary to comply with changes in Japanese law or administrative practice.

     There are generally no Japanese taxes payable on conversion of Notes, including if we pay holders cash for shares that we are prohibited from delivering to them.

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

Shares

     Generally, a non-resident Holder is subject to Japanese withholding tax on dividends on Shares paid by us. Stock splits, subject as set out below, are not subject to Japanese income or corporation tax. However, a transfer of retained earnings or legal reserve (but not additional paid-in capital) to stated capital (whether made in connection with a stock split or otherwise) on a non-consolidated basis is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income or corporation tax.

     In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends on Shares paid by us to non-resident Holders is 20%. Japan has income tax treaties, conventions and agreements whereby the above-mentioned withholding tax rate is reduced to, in most cases, 15% or a lower percentage for portfolio investors, with, inter alia, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom. By the income tax convention between Japan and the United States, the above-mentioned withholding tax rate is reduced to 15% for portfolio investors. Non-resident Holders in the United States and other countries who are entitled to the reduced rate of Japanese withholding tax on payments of dividends on Shares by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before the payment of dividends. A standing proxy for a non-resident Holder may provide such application service. Non-resident Holders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

     Gains derived from the sale outside Japan of Shares, or from the sale of Shares within Japan by a non-resident Holder, are, in general, not subject to Japanese income or corporation taxes.

     Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired Shares as legatee, heir or donee.

US Taxation

     The following discussion describes the material United States federal tax consequences of ownership and disposition of Notes, ADNs, Shares or ADSs held as capital assets by United States Holders (as defined below).

     This discussion does not describe all of the tax consequences that may be relevant to a holder in light of their particular circumstances or to holders subject to special rules, such as:

     o    certain financial institutions;

     o    insurance companies;

     o    dealers in securities or foreign currencies;

     o    persons holding Notes, ADNs, Shares or ADSs as part of a hedge;

     o    persons whose functional currency is not the U.S. dollar;

     o partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

     o    persons subject to the alternative minimum tax;

     o    persons owning 10% or more of the common stock of the Company; or

     o persons carrying on a trade or business in Japan through a permanent establishment.

     This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this Annual Report may affect the tax consequences described herein.

     As used herein, the term "United States Holder" means a beneficial owner of Notes, ADNs, Shares or ADSs that is for United States federal income tax purposes:

     o    a citizen or resident of the United States;

     o a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

     o an estate or trust the income of which is subject to United States federal income taxation regardless of our source.

     We believe that we will be considered a passive foreign investment company (a "PFIC") for United States federal income tax purposes in the year to which this Annual Report relates and for the foreseeable future by reason of the composition of our assets and the nature of our income.

     Persons considering the purchase of Notes, ADNs, Shares or ADSs should consult their tax advisors with regard to the PFIC rules described below as well as the application of other United States federal income tax laws relevant to their particular situations and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     Notes or ADNs

     A United States Holder who uses the cash method of accounting and who receives a payment of stated interest on a Note or ADN in Japanese yen will be required to include in income the U.S. dollar value of the yen payment (determined based on a spot rate on the date the payment is received by the holder or the depositary in the case of ADNs) regardless of whether the payment is in fact converted to U.S. dollars at that time, and this U.S. dollar value will be the United States Holder's tax basis in the yen.

     In the case of an accrual method taxpayer, a United States Holder will be required to include in income the U.S. dollar value of the amount of interest income that has accrued during an accrual period. The U.S. dollar value of the accrued income will be determined by translating the income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. The United States Holder will recognize ordinary income or loss with respect to accrued interest income on the date the income is actually received by the holder (or the depositary in the case of ADNs). The amount of ordinary income or loss recognized will equal the difference between the U.S. dollar value of the yen payment received (determined based on a spot rate on the date the payment is received by the holder, in the case of Notes, or the depositary, in the case of ADNs) in respect of the accrual period (or, where a holder receives U.S. dollars, the amount of the payment in respect of the accrual period) and the U.S. dollar value of interest income that has accrued during the accrual period (as determined above).

     A United States Holder may elect to translate interest income into U.S. dollars at the spot rate on the last day of the interest accrual period (or, in the case of a partial accrual period, the spot rate on the last day of the taxable year) or, if the date of receipt is within five business days of the last day of the interest accrual period, the spot rate on the date of receipt. A United States Holder that makes this election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Internal Revenue Service.

     Interest income will be foreign source income for foreign tax credit purposes. The limitation on foreign tax eligible for credit is calculated separately for specific classes of income. For this purpose, interest income will generally be "passive income" or, for certain holders, "financial services income".

     A United States Holder's tax basis in a Note or ADN will be the U.S. dollar value of the yen amount paid for the Note or ADN determined on the date of purchase. A United States Holder who purchases a Note or ADN with previously owned foreign currency will recognize ordinary income or loss in an amount equal to the difference, if any, between such United States Holder's tax basis in the foreign currency and the U.S. dollar fair market value of the Note or ADN on the date of purchase.

     Gain or loss realized upon the sale, exchange or retirement of a Note or ADN that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between (i) the U.S. dollar value of the yen principal amount of the Note or ADN, determined on the date the payment is received or the Note or ADN is disposed of, and (ii) the U.S. dollar value of the yen principal amount of the Note or ADN, determined on the date the United States Holder acquired the Note or ADN. Payments received attributable to accrued interest will be treated in accordance with the rules applicable to payments of interest on Notes or ADNs described above. The foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by a United States Holder on the sale, exchange or retirement of the Note or ADN. Foreign currency gain or loss will generally be U.S. source gain or loss for a United States Holder.

     Any gain or loss realized by these Holders in excess of the foreign currency gain or loss will be treated in the manner described below under "PFIC Rules".

     A United States Holder's conversion of a Note or ADN into Shares or ADSs will generally not be a taxable event, except that the receipt of cash in lieu of a fractional share will result in gain or loss (measured by the difference between the cash received in lieu of the fractional share and the United States Holder's tax basis in the fractional share) and except for foreign currency gain or loss to the extent of the amount of the total gain or loss otherwise realized on the conversion. Gain or loss recognized with respect to cash paid in lieu of fractional shares will be treated in the manner described below under "PFIC Rules".

     A United States Holder's tax basis in Shares or ADSs received upon a conversion of a Note or ADN will be the same as the United States Holder's basis in the Note or ADN at the time of conversion, reduced by any basis allocated to a fractional share and increased or reduced by any foreign currency gain or loss recognized on the conversion. The United States Holder's holding period for the Shares or ADSs received will include the holder's holding period for the Note or ADN converted.

     If we were to make a distribution of property to shareholders (for example, distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for our Shares or ADSs) and the conversion price of the Notes or ADNs were decreased pursuant to the anti-dilution provisions of the Notes and ADNs, such decrease would be deemed to be a distribution to the United States Holder. In addition, any other decrease to the conversion price of the Notes or ADNs may, depending on the circumstances, be deemed to be a distribution to the United States Holder. In certain circumstances, the failure to make an adjustment of the conversion price may result in a taxable distribution to holders of our Shares and ADSs.

     United States Holders are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of Notes or ADNs in their particular circumstances, including the possible application of the market discount, acquisition premium and amortizable bond premium rules.

     PFIC rules

     If, as expected, we are treated as a PFIC for any year during a United States Holder's holding period of the Shares or ADSs, and the United States Holder has not made the mark-to-market election for the Shares or ADSs as described below, the holder will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of Shares or ADSs, including, under proposed Treasury regulations, a disposition pursuant to an otherwise tax-free reorganization, gain recognized by a United States Holder would be allocated ratably over its holding period for the Shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for such year, as appropriate, and an interest charge would be imposed on tax liability allocated to such taxable year. Under proposed Treasury resolution that have a proposed retroactive effective date, comparable rules apply with respect to a disposition of Notes or ADNs (other than a conversion of such Notes or ADNs into Shares or ADSs) including if we pay holders cash in lieu of Shares that we are prohibited from delivering. Further, any distribution in respect of Shares or ADSs in excess of 125 percent of the average of the annual distributions on Shares received during the preceding three years or the United States Holder's holding period, whichever is shorter, would be subject to taxation as described above with respect to the sale or other disposition of Shares.

     If the Shares or ADSs are considered regularly traded on a "qualified exchange," a United States Holder of Shares or ADSs would be eligible to make a mark-to-market election. A "qualified exchange" includes the NYSE and a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service ("IRS") has not yet identified specific foreign exchanges that are "qualified" for this purpose.

     If a United States Holder is eligible and makes the mark-to-market election, the United States Holder will include each year, as ordinary income, the excess, if any, of the fair market value of the Shares or ADSs at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a United States Holder validly makes the election, the holder's basis in the Shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Shares or ADSs will be treated as ordinary income.

     We do not intend to comply with the requirements necessary for a United States Holder to make a different election (the qualified electing fund election), which is sometimes available to shareholders of a PFIC.

     Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC.

     If a United States Holder owns Shares during any year in which we are a PFIC, the holder must file Internal Revenue Service Form 8621 with the IRS.

     We urge United States Holders to consult their tax advisers concerning our status as a PFIC and the tax considerations relevant to an investment in a PFIC, including the availability and consequences of making the mark-to-market election discussed above.

     Backup Withholding and Information Reporting

     Information returns may be filed with the IRS in connection with payments of dividends on the Shares or ADSs and payments of interest on the Notes or ADNs and on the proceeds from a sale or other disposition of Shares, ADSs, Notes or ADNs. A United States Holder, other than exempt recipients such as all corporations, will be subject to United States backup withholding tax on these payments if the United States Holder fails to provide our taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the United States Holder's United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is furnished to the IRS.

Documents on Display

     Our annual reports, news releases and interim results are displayed in our home page (URL: www.orix.co.jp).

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Derivatives and Other Financial Instruments

     We engage in a number of derivative transactions such as interest rate and currency swaps and, interest rate cap, floor and collar transactions. We engage in these transactions principally for hedging purposes. ORIX establishes market risk management regulations determined by the Investment and Credit Committee, and each of its subsidiaries that engages in derivatives transactions has established market risk management parameters. Based on those parameters, the object of the risks which should be managed and the types of hedging methods are clarified, while an internal check system has been established to separate the functions of departments responsible for execution, hedging efficacy evaluation, and related administration tasks. Departments executing transactions calculate the fair market values of transactions with individual counterparties and transactions with counterparties of given credit ratings, and the types of hedging methods employed. In addition, these departments make other calculations as part of a management system capable of responding rapidly to sharp market changes and other unanticipated developments. We perform hedging efficacy checks to ensure that the types of hedging methods employed are appropriate and, periodically or when necessary, evaluate the efficacy of the hedging methods. Working in cooperation with banks and other outside entities, administrative management undertakes checks of all transactions. In addition, each quarter, they prepare reports on each subsidiary's transactions that include compilations of such information as the notional principal, fair market value, hedging method, and hedging efficacy associated with each type of transaction and each counterparty, and present this report to CFO. Further, the Inspection Office inspects derivatives-related accounts and performs checks to ensure that relevant regulations are observed.

Market Risks

     Our primary market risk exposures are to interest rate fluctuations, foreign exchange rate movements and changes in market prices for equity securities. We seek to manage market risk exposures as described under "Item 5. Operating and Financial Review and Prospects-Risk Management".

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

     The table of interest rate sensitivity for non-trading financial instruments summarizes installment loans, interest-bearing bonds and long-and short-term debt. These instruments are further classified as fixed rate and floating rate. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. For interest swaps of derivative financial instruments, the estimated notional principal amounts for each contractual period and the weighted average interest swap rates are disclosed. The average interest rates of financial instruments as of the end of fiscal 2002 are: 5.2% for installment loans, 4.1% for interest-bearing bonds, 1.2% for long-and short-term debt and 0.6% for deposits. The average payment rate of interest rate swaps is 3.4% and the average receipt rate is 1.8%. There is no material change in the balance and the average interest rate of financial instruments. The average interest rates of financial instruments as of the end of fiscal 2001 are: 5.4% for installment loans, 4.1% for interest-bearing bonds, 2.3% for long-and short-term debt and 0.6% for deposits. The average payment rate of interest rate swaps is 3.8% and the average receipt rate is 2.8%.

     Since we have a foreign currency transaction policy of basically keeping the same balance of foreign currency denominated assets and liabilities, there is a small amount of net exposure to foreign currency exchange risk. We are exposed to exchange risk mainly when our investment is primarily denominated in the local currency of Indonesia or other Asian countries and the source of our funding is US dollar debt. When the currencies depreciate against the US dollar, we incur foreign currency transaction losses. There is no material change in our exchange risk position from fiscal 2001 to fiscal 2002.

     We identified all positions subject to a change in the value of the foreign currency and calculated the potential loss in future earnings resulting from several hypothetical scenarios of 10% changes in related currencies. For the Indonesian Rupiah, we used a 60% change, taking into consideration the recent fluctuation in the value of the currency. The largest loss results from the scenario that both the US dollar and Japanese yen appreciate against other currencies. Based on this scenario, the exchange losses in future earnings are yen3,962 million at the end of fiscal 2001 and yen2,885 million at the end of fiscal 2002.

     The following tables contain quantitative information concerning the interest rate risk of ORIX's financial instruments.


                           Interest Rate Sensitivity
                       Non-Trading Financial Instruments

                                                       Expected maturity date
                              ---------------------------------------------------------------------------
                                                                                                                         March 31,
                                                                                                                            2002
                                                                                                                         estimated
                                 2003         2004         2005         2006         2007      Thereafter     Total      fair value
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                      (In millions of yen)
Assets
  Installment loans
    (fixed rate) ..........   yen300,230    yen94,034    yen92,726    yen84,003    yen68,256   yen145,741   yen784,990   yen805,392
  Average interest rate ...          6.9%         7.8%         7.9%         8.5%         8.3%         8.3%         7.7%
  Installment loans
    (floating rate) .......   yen316,128   yen223,430   yen174,037   yen169,467   yen169,237   yen435,991 yen1,488,290 yen1,488,290
  Average interest rate ...          4.8%         3.6%         4.0%         4.1%         3.8%         3.4%         3.9%
  Investment in securities
    (fixed rate) ..........    yen57,432   yen112,997    yen82,682    yen66,664    yen48,110   yen282,452   yen650,337   yen651,861
  Average interest rate ...          2.1%         1.7%         2.7%         2.7%         3.7%         6.1%         4.0%
  Investment in securities
    (floating rate) .......     yen7,437     yen5,524     yen1,403     yen1,398       yen115    yen10,019    yen25,896    yen26,268
  Average interest rate ...          3.2%        14.7%         2.0%         3.8%         2.2%         3.6%         5.8%

Liabilities
  Short-term debt ......... yen1,644,462           --           --           --           --           -- yen1,644,462 yen1,644,462
   Average interest rate ..          1.0%                       --           --           --           --          1.0%

  Deposits ................   yen145,855    yen27,603    yen17,979     yen9,960    yen23,846           --   yen225,243   yen227,768
   Average interest rate ..          0.4%         0.8%         0.7%         1.4%         0.9%          --          0.6%
  Long-term debt
   (fixed rate) ...........   yen468,940   yen375,080   yen327,247   yen297,614   yen161,564    yen93,009 yen1,723,454 yen1,746,712
   Average interest rate ..          2.9%         2.3%         2.0%         1.5%         1.0%         3.2%         2.2%
  Long-term debt
   (floating rate) ........   yen208,155   yen240,400   yen280,347   yen159,772   yen148,557    yen49,176 yen1,086,407 yen1,086,407
   Average interest rate ..          2.0%         1.7%         1.0%         0.8%         0.8%         1.4%         1.3%


                  Non-Trading Derivative Financial Instruments

                                                       Expected maturity date
                              ---------------------------------------------------------------------------
                                                                                                                         March 31,
                                                                                                                            2002
                                                                                                                         estimated
                                 2003         2004         2005         2006         2007      Thereafter     Total      fair value
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                      (In millions of yen)
Interest rate swaps
  Notional amount (floating
   to fixed) ..............    yen47,635    yen95,446    yen81,393   yen137,125    yen19,311    yen19,505   yen400,415   yen(13,934)
   Average pay rate .......          3.9%         3.3%         3.4%         4.6%         3.6%         5.0%         3.9%
   Average receive rate ...          1.9%         1.5%         1.3%         1.1%         1.5%         2.0%         1.4%
Notional amount (fixed to
   floating) ..............    yen17,909    yen15,453    yen34,523    yen10,830     yen2,500       yen500    yen81,715     yen4,608
   Average pay rate .......          0.3%         1.2%         0.6%         0.2%         1.9%         0.5%         0.6%
   Average receive rate ...          2.1%         4.3%         4.1%         2.9%         1.9%         0.5%         3.5%

                                                                                  Weighted     March 31,
                                                                                   average       2002
                                                                       Notional    strike      estimated
                                                                        amount      rate      fair value
                                                                      ---------  ---------   -----------
                                                                                                  (In
                                                                                               millions
                                                                                                of yen)
                                                                                             -----------
Caps, floors and collars held...................................        31,258       5.5%      (28,526)

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

Item 18. Financial Statements

     The consolidated financial statements of ORIX and the report thereon by its independent auditors listed below are attached hereto as follows:

     (a) Consolidated Balance Sheets as of March 31, 2001 and 2002 (page F-3)

     (b) Consolidated Statements of Income for the years ended March 31, 2000, 2001 and 2002 (page F-4)

     (c) Consolidated Statements of Shareholders' Equity for the years ended March 31, 2000, 2001 and 2002 (page F-5)

     (d) Consolidated Statements of Cash Flows for the years ended March 31, 2000, 2001 and 2002 (page F-6)

     (e) Notes to Consolidated Financial Statements (page F-7 to F-53)

     (f) Schedule II. - Valuation and Qualifying Accounts and Reserves
(page F-54)

Item 19. Exhibits

     1.1 Amended Articles of Incorporation of ORIX Corporation.

     10.1 Letter to the Securities and Exchange Commission regarding representations made by Asahi & Co., a member firm of Andersen Worldwide SC

                                  ----------

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                  ----------

                                                                           Page
                                                                           ----
Report of Independent Public Accountants .................................  F-2
Consolidated Balance Sheets as of March 31, 2001 and 2002 ................  F-3
Consolidated Statements of Income For the Years Ended March 31, 2000,
  2001 and 2002 ..........................................................  F-4
Consolidated Statements of Shareholders' Equity For the Years
  Ended March 31, 2000, 2001 and 2002 ....................................  F-5
Consolidated Statements of Cash Flows For the Years Ended
  March 31, 2000, 2001 and 2002 ..........................................  F-6
Notes to Consolidated Financial Statements ...............................  F-7
Schedule II - Valuation and Qualifying Accounts and Reserves .............  F-54

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of ORIX Corporation:

     We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2002, expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1 to the consolidated financial statements, the Company and its subsidiaries changed their method of accounting for derivative instruments and hedging activities effective April 1, 2001 and accounting for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001.

     Also, in our opinion, the translated amounts in the accompanying consolidated financial statements translated into U.S. dollars have been computed on the basis set forth in Note 1 (x).

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index to consolidated financial statements is presented for purpose of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


Arthur Andersen
Tokyo, Japan
April 25, 2002, except for Note 27 as to which the date is May 31, 2002

CONSOLIDATED BALANCE SHEETS
ORIX Corporation and Subsidiaries       As of March 31, 2001 and 2002

-----------------------------------------------------------------------------------------------------------
                                                                  Millions of yen              Millions of
                                                                                               U.S. dollars
                                                         --------------------------------------------------
ASSETS                                                         2001              2002              2002
-----------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                                 yen 155,411       yen 354,748            $2,662
Restricted Cash and Cash Equivalents                           17,072            20,189               152
Time Deposits                                                   8,673             1,050                 8
Investment in Direct Financing Leases                       1,657,709         1,658,669            12,448
Installment Loans                                           1,846,511         2,273,280            17,060
Allowance for Doubtful Receivables on
 Direct Financing Leases and Possible Loan Losses            (141,077)         (152,887)           (1,147)
Investment in Operating Leases                                451,171           474,491             3,561
Investment in Securities                                      942,158           861,336             6,464
Other Operating Assets                                        132,006           260,373             1,954
Investment in Affiliates                                       63,155            86,346               648
Other Receivables                                             112,677           124,022               931
Advances                                                      141,148           158,089             1,186
Prepaid Expenses                                               27,740            37,406               281
Office Facilities                                              74,406            76,987               578
Other Assets                                                  102,551           116,120               870
                                                        -------------     -------------       -----------
                                                        yen 5,591,311     yen 6,350,219           $47,656
                                                        =============     =============       ===========
-----------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED BALANCE SHEETS
ORIX Corporation and Subsidiaries       As of March 31, 2001 and 2002

------------------------------------------------------------------------------------------------------------
                                                                     Millions of yen            Millions of
                                                                                                U.S. dollars
                                                          --------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                              2001              2002              2002
------------------------------------------------------------------------------------------------------------
Short-Term Debt                                            yen 1,562,072     yen 1,644,462           $12,341
Deposits                                                         178,314           225,243             1,690
Trade Notes and Accounts Payable                                 211,280           244,871             1,838
Accrued Expenses                                                  81,334            92,266               692
Policy Liabilities                                               561,887           602,664             4,523
Income Taxes:
   Current                                                        10,173            11,544                87
   Deferred                                                      135,430           141,532             1,062
Deposits from Lessees                                             59,339            75,268               565
Long-Term Debt                                                 2,330,159         2,809,861            21,087
                                                             -----------       -----------       -----------
         Total liabilities                                     5,129,988         5,847,711            43,885
                                                             -----------       -----------       -----------
Commitments and Contingent Liabilities

Shareholders' Equity:
  Common stock:
      Authorized   259,000,000 shares
      Issued       82,388,025 shares in 2001 and
                   84,303,985 shares in 2002                      41,820            51,854               389
   Additional paid-in capital                                     59,885            69,823               524
   Legal reserve                                                   2,090             2,220                17
   Retained earnings                                             361,262           400,175             3,003
   Accumulated other comprehensive income (loss)                   4,552           (13,440)             (101)
   Treasury stock, at cost:
     681,745 shares in 2001 and 657,519 shares in 2002            (8,286)           (8,124)              (61)
                                                           -------------     -------------       -----------
                                                                 461,323           502,508             3,771
                                                           -------------     -------------       -----------
                                                           yen 5,591,311     yen 6,350,219           $47,656
                                                           =============     =============       ===========
------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
ORIX Corporation and Subsidiaries  For the Years Ended March 31, 2000, 2001 and 2002

--------------------------------------------------------------------------------------------------------
                                                                                                Millions
                                                                                                 of U.S.
                                                                     Millions of yen             dollars
                                                       -------------------------------------------------
                                                           2000         2001         2002         2002
--------------------------------------------------------------------------------------------------------
Revenues:
 Direct financing leases                              yen 130,798  yen 122,003  yen 121,914     $    915
 Operating leases                                         100,503      113,478      120,807          907
 Interest on loans and investment securities               97,390      109,448      121,962          915
 Brokerage commissions and gains on
  investment securities                                    19,700       12,055       18,367          138
 Life insurance premiums and related
  investment income                                       205,829      158,314      152,333        1,143
 Interest income on deposits                                3,884        2,520        1,374           10
 Other operating revenues                                  58,409       68,331      121,705          914
                                                       ----------   ----------   ----------     --------
      Total revenues                                      616,513      586,149      658,462        4,942
                                                       ----------   ----------   ----------     --------

Expenses:
   Interest expense                                       115,038      109,289       90,348          678
   Depreciation--operating leases                          60,750       68,316       77,047          578
   Life insurance costs                                   193,664      143,709      139,786        1,049
   Other operating expenses                                38,302       43,580       79,131          594
   Selling, general and administrative expenses            90,961      101,156      126,316          948
   Provision for doubtful receivables
      and possible loan losses                             45,573       44,584       51,367          385
   Write-downs of long-lived assets                         7,881        4,090        2,716           20
   Write-downs of securities                               12,297       10,848       19,742          148
   Foreign currency transaction loss (gain), net             (839)       3,429       (1,360)          (9)
                                                       ----------   ----------   ----------     --------
          Total expenses                                  563,627      529,001      585,093        4,391
                                                       ----------   ----------   ----------     --------
Operating Income                                           52,886       57,148       73,369          551
Equity in Net Income (Loss) of and Gain (Loss) on
 Sales of Affiliates (yen 1,503 million loss in 2000,
 yen 2,059 million gain in 2001  and yen 119 million
 ($1 million) gain in 2002)                                  (838)       2,088         (330)          (3)
                                                       ----------   ----------   ----------     --------
Income before Income Taxes                                 52,048       59,236       73,039          548
Provision for Income Taxes                                 21,406       25,079       32,903          247
                                                       ----------   ----------   ----------     --------
Income before Cumulative Effect of a Change in
 Accounting Principle                                      30,642       34,157       40,136          301
                                                       ----------   ----------   ----------     --------
Cumulative Effect of a Change in
 Accounting Principle                                          --           --          133            1
                                                       ----------   ----------   ----------     --------
Net Income                                             yen 30,642   yen 34,157   yen 40,269     $    302
                                                       ==========   ==========   ==========     ========
--------------------------------------------------------------------------------------------------------

                                                                                                  U.S.
                                                                          yen                    dollars
                                                       ------------------------------------     --------
Amounts Per Share of Common Stock:
 Income before Cumulative Effect of a Change in
   Accounting Principle:
     Basic                                             yen 385.27   yen 417.77   yen 487.57     $   3.66
     Diluted                                               377.02       400.99       465.57         3.50
  Cumulative Effect of a Change in
   Accounting Principle:
     Basic                                                     --           --         1.62         0.01
     Diluted                                                   --           --         1.54         0.01
  Net Income:
     Basic                                                 385.27       417.77       489.19         3.67
     Diluted                                               377.02       400.99       467.11         3.51
  Cash Dividends                                            15.00        15.00        15.00         0.11
--------------------------------------------------------------------------------------------------------
The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
ORIX Corporation and Subsidiaries
For the Years Ended March 31, 2000, 2001 and 2002

--------------------------------------------------------------------------------------------------------
                                                                                                Millions
                                                                                                 of U.S.
                                                                     Millions of yen             dollars
                                                       -------------------------------------------------
                                                           2000         2001         2002         2002
--------------------------------------------------------------------------------------------------------
Common Stock:
  Beginning  balance                                   yen 20,180   yen 41,688   yen 41,820     $    314
  Common stock issued in public and private offering       19,856           --        9,657           72
  Exercise of warrants                                      1,647          132          377            3
  Common stock issued for acquisitions of
    minority interests of subsidiaries                          5           --           --           --
                                                       ----------   ----------   ----------     --------
  Ending balance                                           41,688       41,820      51,854           389
                                                       ----------   ----------   ----------     --------

Additional Paid-in Capital:
  Beginning balance                                        37,464       59,285       59,885          449
  Value ascribed to warrants attached to
    1.22% bonds issued                                        333           --           --           --
  Value ascribed to warrants attached to
    1.59% bonds issued                                         --          178           --           --
  Value ascribed to warrants attached to
    0.64% bonds issued                                         --           --          141            1
  Common stock issued in public and private offering       18,954           --        9,223           69
  Exercise of warrants and stock options                    1,504          130          376            3
  Common stock issued for acquisitions of
    minority interests of subsidiaries                      1,030           --          198            2
  Gains on sales of treasury stock                             --          297           --           --
  Forfeit of stock options                                     --           (5)          --           --
                                                       ----------   ----------   ----------     --------
  Ending balance                                           59,285       59,885       69,823          524
                                                       ----------   ----------   ----------     --------

Legal Reserve:
 Beginning balance                                          1,860        1,970        2,090           16
 Transfer from retained earnings                              110          120          130            1
                                                       ----------   ----------   ----------     --------
 Ending balance                                             1,970        2,090        2,220           17
                                                       ----------   ----------   ----------     --------
Retained Earnings:
 Beginning balance                                        298,684      328,248      361,262        2,711
 Cash dividends                                              (968)      (1,023)      (1,226)          (9)
 Transfer to legal reserve                                   (110)        (120)        (130)          (1)
 Net income                                                30,642       34,157       40,269          302
                                                       ----------   ----------   ----------     --------
 Ending balance                                           328,248      361,262      400,175        3,003
                                                       ----------   ----------   ----------     --------

Accumulated Other Comprehensive Income (Loss):
 Beginning balance                                        (27,550)      (1,417)       4,552           34
 Net cumulative effect of adopting FASB Statement
   No.133                                                      --           --       (8,400)         (63)
 Net increase (decrease) in net unrealized gains
  on investment in securities                              41,551      (11,360)     (19,588)        (147)
 Net increase in minimum pension liability adjustments     (3,485)      (1,199)      (2,150)         (16)
 Net increase (decrease) in foreign currency
  translation adjustments                                 (11,933)      18,528       10,308           77
 Net decrease in net unrealized losses
  on derivative instruments                                    --           --        1,838           14
                                                       ----------   ----------   ----------     --------
 Ending balance                                            (1,417)       4,552      (13,440)        (101)
                                                       ----------   ----------   ----------     --------

Treasury Stock:
  Beginning balance                                        (2,795)      (4,103)      (8,286)         (62)
  Purchases of treasury stock for stock options            (1,809)      (5,154)          --           --
  Exercise of stock options                                   503          265          219            2
  Resales of treasury stock issued in stock split              --          683           --           --
  Resales accompanied by forfeit of stock options              --           24           --           --
  Other, net                                                   (2)          (1)         (57)          (1)
                                                       ----------   ----------   ----------     --------
   Ending balance                                          (4,103)      (8,286)     (8,124)          (61)
                                                       ----------   ----------   ----------     --------

CONSOLIDATED  STATEMENTS OF SHAREHOLDERS' EQUITY
ORIX Corporation and Subsidiaries
For the Years Ended March 31, 2000, 2001 and 2002

(Continued)
--------------------------------------------------------------------------------------------------------
                                                                                                Millions
                                                                                                 of U.S.
                                                                     Millions of yen             dollars
                                                       -------------------------------------------------
                                                           2000         2001         2002         2002
--------------------------------------------------------------------------------------------------------

Total Shareholders' Equity:
  Beginning balance                                       327,843      425,671      461,323        3,462
  Increase, net                                            97,828       35,652       41,185          309
                                                      -----------  -----------  -----------     --------
  Ending balance                                      yen 425,671  yen 461,323  yen 502,508     $  3,771
                                                      ===========  ===========  ===========     ========

Summary of Comprehensive Income:
  Net income                                          yen  30,642  yen  34,157  yen  40,269     $    302
  Other comprehensive income (loss)                        26,133        5,969      (17,992)        (135)
                                                      -----------  -----------  -----------     --------
  Comprehensive income                                yen  56,775  yen  40,126  yen  22,277     $    167
                                                      ===========  ===========  ===========     ========
--------------------------------------------------------------------------------------------------------
The accompanying notes to consolidated financial statements are an integral part of these statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
ORIX Corporation and Subsidiaries      For the Years Ended March 31, 2000, 2001
                                                                       and 2002

---------------------------------------------------------------------------------------------------------------------------
                                                                            Millions of yen                    Millions of
                                                                                                               U.S. dollars
                                                            ---------------------------------------------------------------
                                                                 2000             2001             2002              2002
---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net income                                                 yen 30,642       yen 34,157       yen 40,269             $302
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                                93,203          103,673          117,019              878
    Provision for doubtful receivables and
     possible loan losses                                        45,573           44,584           51,367              385
    Increase in policy liabilities                              137,902           67,444           40,777              306
    Deferred tax provision                                        6,464            8,111           17,530              132
    Gains on securitization                                      (9,296)          (4,728)          (9,235)             (69)
    Equity in net (income) loss of and (gain) loss
     on sales of affiliates                                         838           (2,088)             330                3
    Gains on sales of available-for-sale securities             (13,893)          (7,698)         (13,795)            (104)
    Write-downs of long-lived assets                              7,881            4,090            2,716               20
    Write-downs of securities                                    12,297           10,848           19,742              148
    Increase in restricted cash and cash equivalents            (11,702)          (2,831)          (2,865)             (22)
    Decrease (increase) in other operating assets
     held for sales, including advance payments                  (8,572)         (28,285)           2,133               16
    Increase in prepaid expenses                                   (423)          (4,514)          (9,255)             (69)
    Increase in accrued expenses                                 11,886            4,116              223                2
    Increase in deposits from lessees                             1,828           13,629            8,464               63
    Other, net                                                   14,003           (3,386)          (7,785)             (58)
                                                             ----------       ----------       ----------       ----------
      Net cash provided by operating activities                 318,631          237,122          257,635            1,933
                                                             ----------       ----------       ----------       ----------

Cash Flows from Investing Activities:
  Purchases of lease equipment, including
   advance payments                                          (1,022,279)        (883,061)        (838,105)          (6,290)
  Principal payments received under
   direct financing leases                                      710,485          640,680          768,923            5,771
  Net proceeds from securitization of lease
   and loan receivables                                         185,530          215,494          258,926            1,943
  Installment loans made to customers                          (801,959)        (740,639)      (1,334,532)         (10,015)
  Principal collected on installment loans                      681,908          660,652          865,598            6,496
  Proceeds from sales of operating lease assets                  37,013           38,727           39,921              300
  Investment in and dividends received from
   affiliates, net                                               (8,945)           1,242          (20,457)            (154)
  Proceeds from sales of affiliates                               2,881            6,277              815                6
  Purchases of available-for-sale securities                   (263,679)        (359,945)        (289,055)          (2,169)
  Proceeds from sales of available-for-sale
   securities                                                   177,157          152,022          325,758            2,445
  Maturities of available-for-sale securities                    18,403           64,105           67,290              505
  Maturities of held-to-maturity securities                       3,089               --               --               --
  Purchases of other securities                                 (14,382)         (37,153)         (50,243)            (377)
  Proceeds from sales of other securities                         3,759            9,763            6,717               50
  Purchases of other operating assets                            (5,389)         (40,049)        (119,700)            (898)
  Net decrease (increase) in call loans                              --           (9,500)           9,500               71
  Acquisitions of subsidiaries, net of cash acquired             (4,935)            (218)           3,846               29
  Other, net                                                      8,485           (4,049)            (913)              (7)
                                                             ----------       ----------       ----------       ----------
      Net cash used in investing activities                    (292,858)        (285,652)        (305,711)          (2,294)
                                                             ----------       ----------       ----------       ----------

CONSOLIDATED STATEMENTS OF CASH FLOWS
ORIX Corporation and Subsidiaries      For the Years Ended March 31, 2000, 2001
                                                                       and 2002

---------------------------------------------------------------------------------------------------------------------------
(Continued)                                                                 Millions of yen                    Millions of
                                                                                                               U.S. dollars
                                                            ---------------------------------------------------------------
                                                                 2000             2001             2002              2002
---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Repayment of short-term debt, net                            (248,386)        (324,438)        (171,114)          (1,284)
  Proceeds from (repayment of)
   commercial paper, net                                        (16,426)         (68,759)         101,279              760
  Proceeds from long-term debt                                  722,069          794,823          975,220            7,319
  Repayment of long-term debt                                  (604,360)        (485,371)        (729,593)          (5,476)
  Net increase in deposits due to customers                     101,654           23,391           46,929              352
  Issuance of common stock                                       41,346              249           19,315              145
  Purchases of treasury stock for stock options                  (1,809)          (5,154)              --               --
  Dividends paid                                                   (968)          (1,023)          (1,226)              (9)
  Net increase in call money                                         --               --            5,000               38
  Other, net                                                        827            1,662              306                2
                                                            -----------      -----------      -----------       ----------
      Net cash provided by (used in)
       financing activities                                      (6,053)         (64,620)         246,116            1,847
                                                            -----------      -----------      -----------       ----------
Effect of Exchange Rate Changes on Cash and
 Cash Equivalents                                                (6,054)           2,605            1,297               10
                                                            -----------      -----------      -----------       ----------
Net Increase (Decrease) in Cash and
 Cash Equivalents                                                13,666         (110,545)         199,337            1,496
Cash and Cash Equivalents at Beginning of Year                  252,290          265,956          155,411            1,166
                                                            -----------      -----------      -----------       ----------
Cash and Cash Equivalents at End of Year                    yen 265,956      yen 155,411      yen 354,748           $2,662
                                                            ===========      ===========      ===========       ==========
---------------------------------------------------------------------------------------------------------------------------

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

     The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, therefore, reflect certain adjustments to the Company's book and records. The principal adjustments relate to accounting for direct financing leases (see (e)), impairment of long-lived assets and long-lived assets to be disposed of, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition cost and calculation of policy liabilities, derivative instruments and hedging activities, goodwill and intangible assets resulting from business combinations, and a reflection of the income tax effect on such adjustments.

(b) Principles of consolidation

     The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in 20%-50% owned affiliates are accounted for by using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

         The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables on direct financing leases and possible loan losses (see (g)), the determination of impairment of investment in securities (see (h)), the determination of impairment of long-lived assets and goodwill (see (u)), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), and the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (f)).

(d) Foreign currencies translation

     The Company and its subsidiaries maintain their accounting records in their functional currency.

     Transactions in foreign currencies are recorded in the entity's functional currency based on the prevailing exchange rates on the transaction date.

     The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the foreign subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders' equity are from the translation of foreign currency financial statements into Japanese yen.

(e) Recognition of revenues

         Direct financing leases--Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs ("initial direct costs") are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and direct finance lease origination cost is computed using the interest method.

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

     Operating leases--Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues. Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

     Brokerage commissions and gains on investment securities--Brokerage commissions and gains on investment securities are recorded on a trade date basis.

(f) Insurance premiums and expenses

     Premium income from life insurance policies are recognized as earned premiums when due.

     Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of endowments, term life insurance and whole life insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and others factors applicable at the time the policies are written. The average rates of assumed investment yields are 3.3%, 3.0% and 2.8% for fiscal 2000, 2001 and 2002, respectively. The Company continually evaluates the potential for changes in the estimates and assumptions applied for determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

     FASB Statement No. 60 ("Accounting and Reporting by Insurance Enterprises") requires insurance companies to defer certain costs associated with writing insurances ("deferred policy acquisition costs") and amortize over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Amortizations charged to income for fiscal 2000, 2001 and 2002 amounted to yen 9,756 million, yen 10,671 million and yen 11,424 million ($86 million), respectively.

(g) Allowance for doubtful receivables on direct financing leases and possible loan losses

     The allowance for doubtful receivables on direct financing leases and possible loan losses is maintained at a level which, in the judgment of management, is adequate to provide for potential losses on lease and loan portfolios that can be reasonably anticipated. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

     Developing the allowance for doubtful receivables on direct financing leases and possible loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are evaluated based on the present value of expected future cash flows and the fair value of the collateral securing the loans. Smaller-balance homogeneous loans and lease receivables are evaluated considering current economic conditions and trends, the value of the collateral underlying the loans and leases, prior charge-off experience, delinquencies and non-accruals.

     Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal. The Company and its subsidiaries do not have a practice of charging loans off after they are past due for a specific arbitrary period, for example, six months or one year.

(h) Investment in securities

     Trading securities are reported at fair value with unrealized gains and losses included in income.

     Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes. In principle, the Company and its subsidiaries recognize losses related to securities for which the market price has been below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than one year or if there has been a significant deterioration in a bond issuer's credit rating, an issuer's default or a similar event. In addition, the Company and its subsidiaries charge against income losses related to securities in certain other situations where, even though the market value has not remained below the carrying value for twelve months, the decline in the market value of a security is based on economic conditions and not just general declines in equity markets and where it is considered unlikely that the market value of the security will recover in the next twelve months. However, if the Company and its subsidiaries have a significant long-term business relationship with the investee, management considers the probability of the market value recovering within the following twelve months. As part of this review, the investee's operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If management believes, based on this review, that the market value of an equity security may realistically be expected to recover, the loss will continue to be classified as temporary. Temporary declines in market value are recorded through other comprehensive income (loss), net of applicable income taxes. If after an additional twelve months the market value is still significantly below the acquisition cost, the loss will be considered other than temporary and the decline in market value charged to income.

     Held-to-maturity securities are recorded at amortized cost.

(i) Securitized assets

     The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (the assets) are sold to special-purpose entities that issue asset-backed securities to the investors. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and gains on investment securities.

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

(j) Derivative financial instruments

     On April 1, 2001, the Company and its subsidiaries adopted FASB Statement No. 133 ("Accounting for Derivative Instruments and Hedging Activities"), as amended by FASB Statement No. 138, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts used for hedging activities. All derivatives, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in net unrealized losses on derivative instruments, which is a part of accumulated other comprehensive income (loss) and recognized in the income statement when the hedged item affects earnings. The ineffective portions of cash flow hedges are immediately recognized in earnings. Derivative transactions that do not qualify as hedges are carried at fair value with changes in value included currently in earnings. Realized and unrealized gains or losses in instruments that hedge net capital exposures are recorded in shareholders' equity as foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). Trading instruments used for trading purposes are recorded at fair value, realized and unrealized gains and losses are recognized in brokerage commissions and gains on investment securities.

     Prior to the adoption of FASB Statement No. 133, the accounting treatment of derivatives was as follows.

     Gains and losses in forward foreign exchange contracts and foreign currency swaps designated as hedges were recognized based on changes in the value of the related hedged asset or liability. Realized or unrealized gains or losses in instruments that hedged net capital exposures were recorded in shareholders' equity as foreign currency translation adjustments, which was a part of accumulated other comprehensive income (loss). All other foreign exchange contracts were marked to market and gains or losses were charged to earnings. The Company and its subsidiaries also entered into interest rate swap agreements and purchased interest rate option contracts (caps, floors and collars) to reduce interest rate risks and to modify the interest rate characteristics of financing transactions. For these hedging instruments, the accrual method of accounting was used where interest income or expense on the hedging instruments was accrued and recorded as an adjustment to the interest income or expense related to the hedged item. Premiums paid for interest rate options were deferred as other assets and amortized to interest income over the terms of the options. If a hedging derivative contract was terminated early, any resulting gain or loss was charged to earnings. And if the assets or liabilities hedged were sold or otherwise disposed of, the related gains and losses on the terminated derivative contracts were recognized as a component of the gain or loss on disposition of the related assets or liabilities.

(k) Income taxes

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

(l) Capitalization of interest costs

     The Company and its subsidiaries capitalized interest costs of yen 2,132 million, yen 4,730 million and yen 3,260 million ($24 million) in fiscal 2000, 2001 and 2002, respectively, related to specific long-term development projects.

(m) Stock splits

     Stock splits implemented prior to October 1, 2001 have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the "Code"). No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.

     Based on an amendment to the Code, effective on October 1, 2001, the above-mentioned method of accounting based on the regulation has become unnecessary.

     In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings amounts equal to the fair market value of the shares issued and by increasing additional paid-in capital by the excess of the market value over par value of the shares issued. Had such stock splits in prior years been accounted for in this manner, additional paid-in capital as of March 31, 2002 would have increased by approximately yen 24,674 million ($185 million), with a corresponding decrease in retained earnings. Total shareholders' equity would have remained unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under generally accepted accounting principles in the United States of America.

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

(r) Advances

     Advances include advance payments made in relation to purchases of assets to be leased and advance and/or progress payments for acquisition of real estate for sale.

(s) Office facilities

     Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is yen 18,849 million and yen 21,210 million ($159 million) as of March 31, 2001 and 2002, respectively.

(t) Other assets

     Other assets consist primarily of the unamortized excess of purchase prices over the net assets acquired in acquisitions (goodwill), deferred policy acquisition costs which are amortized over the contract periods, other intangible assets and leasehold deposits.

     The amount of goodwill is yen 17,069 million and yen 17,491 million ($131 million) as of March 31, 2001 and 2002, respectively.

     Goodwill acquired in acquisitions for which the acquisition date was before July 1, 2001 is being amortized over periods ranging from 5 to 25 years. With respect to acquisitions that occurred after June 30, 2001, goodwill of yen 738 million ($6 million) is not being amortized under the provisions of FASB Statement No. 142 ("Goodwill and Other Intangible Assets") (see (z)).

(u) Impairment of long-lived assets

 Long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the assets. During fiscal 2000, 2001 and 2002, the Company and its subsidiaries wrote down certain real estate development projects included in investment in operating leases, other operating assets and advances in the consolidated balance sheets to their fair values. The amount of the impairment loss recognized is determined by comparing the carrying amount of the asset to its fair value as determined by an independent appraiser.

(v) Advertising

     The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2000, 2001 and 2002 are yen 6,916 million, yen 7,268 million and yen 9,103 million ($68 million), respectively.

(w) Restructuring costs

     During April 2001, a subsidiary in the United States announced its intention to consolidate certain of its U.S. locations into one location. The consolidation allowed the subsidiary to substantially reduce operating expenses, increase efficiency and redesign processes as the subsidiary pursues new business opportunities. In connection therewith, in accordance with EITF Issue No. 94-3 ("Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)"), the subsidiary recorded accrued expenses of yen 2,585 million ($19 million) related primarily to the severance costs, non-cash asset impairment charges, and other closure, employee and professional costs. This accrual is recognized in selling, general and administrative expenses in the accompanying consolidated statements of income in fiscal 2002. As of March 31, 2002, the balance of the accrued liability is yen 691 million ($5 million) consisting primarily of remaining severance and lease obligations.

(x) Financial statements presentation in U.S. dollars

     The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2002, which was yen 133.25 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(y) Earnings per share

     Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     Earnings per share is adjusted for any stock splits and stock dividends retroactively.

(z) New accounting pronouncement

     On April 1, 2001, the Company and its subsidiaries adopted FASB Statement No. 133 ("Accounting for Derivative Instruments and Hedging Activities"), as amended by FASB Statement No. 137 ("Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133") and FASB Statement No. 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133"). This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be designated as a hedge. The accounting treatment for changes in the fair value of derivatives depends on the character of the transaction. The cumulative effect of this accounting change as of April 1, 2001, was a charge of yen 8,400 million ($63 million) to accumulated other comprehensive income (loss) and an increase of yen 133 million ($1 million) to earnings.

     In September 2000, FASB Statement No. 140 ("Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125") was issued. It revises the standard for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of FASB Statement No. 125's provisions without reconsideration. The Company and its subsidiaries adopted the disclosure provisions related to the securitization of financial assets as of March 31, 2001. All transactions entered into after March 31, 2001 were accounted for in accordance with FASB Statement No. 140. This adoption does not have a significant effect on the Company and its subsidiaries' operations or financial position.

     In June 2001, FASB Statement No. 141 ("Business Combinations") and FASB Statement No. 142 ("Goodwill and Other Intangible Assets") were issued. FASB Statement No. 141 revises the financial accounting and reporting for business combinations and FASB Statement No. 142 revises the financial accounting and reporting for goodwill and other intangible assets. FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria--either the contractual-legal criterion or the separability criterion. The provisions of FASB Statement No. 141 apply to all business combinations initiated after June 30, 2001 or business combinations accounted for by the purchase method completed. On April 1, 2002, as a result of the adoption of FASB Statement No. 141, the Company and its subsidiaries will record a transition gain, as an effect of a change in accounting principle, due to the write-off of unamortized deferred credits of approximately yen 1,937 million ($15 million) existing as of March 31, 2002. The deferred credits relate to an excess over cost arising from business combinations completed and investments accounted for by the equity method acquired before July 1, 2001.

     FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The provisions of FASB Statement No. 142 are required to be adopted in their entirety by the Company and its subsidiaries as of April 1, 2002. Impairment losses that arise due to the initial application of FASB Statement No. 142 are required to be reported as a change in accounting principle. FASB Statement No. 142 requires the Company and its subsidiaries to complete the transitional goodwill impairment test by September 30, 2002. The Company and its subsidiaries are evaluating but have not yet determined whether the adoption of this statement will result in an impairment of goodwill. The Company and its subsidiaries will cease to amortize goodwill, including equity method goodwill, on April 1, 2002. For the year ended March 31, 2002, such goodwill amortization for the Company and its subsidiaries amounted to yen 728 million ($5 million).

     In August 2001, the FASB issued Statement No. 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), it retains many of the fundamental provisions of that Statement. Statement No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 ("Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions"), for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. This Statement is effective for fiscal years beginning after December 15, 2001. Management does not expect this adoption to have a significant effect on the Company and subsidiaries' operations or financial position.

(aa) Reclassifications

     Certain amounts in the 2000 and 2001 consolidated financial statements have been reclassified to conform with the 2002 presentation.

2. Acquisitions

         On September 28, 2001, the Company acquired an 80% stake in the truck leasing company IFCO Inc., a subsidiary of Isuzu Motors Limited. The aggregate purchase price was yen 20,310 million ($152 million). The results of IFCO's operations have been included in the consolidated financial statements since the day of acquisition. This acquisition was accounted for under the purchase method.

     By combining the know-how developed at the Company and its subsidiaries with IFCO's expertise, the Company plans to expand its automobile-related business in Japan.

         The fair value of the net assets acquired from this acquisition at the date of acquisition was as follows:
--------------------------------------------------------------------------------
                                                                 Millions of
                                          Millions of yen        U.S. dollars
---------------------------------------------------------        ------------
Investment in direct financing leases (net)   yen 252,436         $    1,894
Other assets                                       49,472                371
Other intangible assets                             5,645                 42
Goodwill                                              461                  4
                                              -----------         ----------
  Total assets acquired                           308,014              2,311
                                              -----------         ----------
Current liabilities                               124,404                934
Long-term debt                                    163,300              1,225
                                              -----------         ----------
  Total liabilities assumed                       287,704              2,159
                                              -----------         ----------
  Net assets acquired                         yen  20,310         $      152
                                              ===========         ==========
--------------------------------------------------------------------------------

     Of the yen 5,645 million ($42 million) of acquired intangible assets, yen 3,830 million ($29 million) was assigned to the business model related to logistic/vehicle maintenance know-how that has an amortization period of eight years and yen 1,815 million ($13 million) was assigned to a customer database that has an amortization period of seven years.

3. Cash Flow Information

     Cash payments for interest and income taxes during fiscal 2000, 2001 and 2002 are as follows:

----------------------------------------------------------------------------------------------------
                                                                                         Millions of
                                                          Millions of yen               U.S. dollars
                                             ------------------------------------     --------------
                                                 2000         2001         2002             2002
----------------------------------------------------------------------------------------------------
Interest                                    yen 119,285  yen 115,058   yen 97,020         $   728
Income taxes                                     17,785       12,778       13,021              98
-----------------------------------------------------------------------------------------------------

4. Investment in Direct Financing Leases

     Investment in direct financing leases at March 31, 2001 and 2002 consists of the following:
--------------------------------------------------------------------------------
                                                                    Millions of
                                            Millions of yen         U.S. dollars
                                      ---------------------------   ------------
                                         2001             2002          2002
--------------------------------------------------- -------------   ------------
Minimum lease payments receivable   yen 1,771,625   yen 1,727,729     $  12,966
Estimated residual value                   56,566          80,206           602
Initial direct costs                       24,616          23,224           174
Unearned lease income                    (195,098)       (172,490)       (1,294)
                                    -------------   -------------   ------------
                                    yen 1,657,709   yen 1,658,669     $  12,448
                                    =============   =============     ==========
--------------------------------------------------------------------------------

     In connection with the securitization of direct financing lease receivables, as described in Note 9, the Company and its subsidiaries retained subordinated interests of yen 144,162 million and yen 142,896 million ($1,072 million) as of March 31, 2001 and 2002, respectively, which are included in the above table.

     Minimum lease payments receivable (including guaranteed residual values and subordinated interests retained) are due in periodic installments through 2023. At March 31, 2002, the amounts due in each of the next five years and thereafter are as follows:

--------------------------------------------------------------------------------
                                                                    Millions of
Year ending March 31,                       Millions of yen         U.S. dollars
-----------------------------------------------------------         ------------
 2003                                      yen   681,535              $ 5,115
 2004                                            439,424                3,298
 2005                                            276,219                2,073
 2006                                            161,721                1,213
 2007                                             80,488                  604
 Thereafter                                       88,342                  663
                                           --------------             --------
    Total                                  yen 1,727,729              $12,966
                                           ==============             ========
--------------------------------------------------------------------------------
     Gains and losses from the disposition of direct financing lease assets are not significant for fiscal 2000, 2001 and 2002.

5. Investment in Operating Leases

     Investment in operating leases at March 31, 2001 and 2002 consists of the following:

 -------------------------------------------------------------------------------------------------
                                      Weighted
                                       average                                         Millions of
                                     useful life             Millions of yen          U.S. dollars
                                     ------------      ---------------------------    ------------
                                        Years            2001              2002            2002
 -------------------------------------------------------------------------------------------------
 Transportation equipment                12           yen 251,650      yen 297,346        $2,232
 Measuring equipment and
  personal computers                      3               138,088          143,791         1,079
 Real estate and other                   40               236,708          242,131         1,817
                                                      -----------      -----------       -------
                                                          626,446          683,268         5,128
 Accumulated depreciation                                (190,732)        (224,756)       (1,687)
                                                      -----------      -----------       -------
    Net                                                   435,714          458,512         3,441
 Rental receivables                                        15,457           15,979           120
                                                      -----------      -----------       -------
                                                      yen 451,171      yen 474,491        $3,561
                                                      ===========      ===========       =======
 -----------------------------------------------------------------------------------------------

     For fiscal 2000, 2001 and 2002, gains from the disposition of operating lease assets are yen 4,144 million, yen 7,883 million and yen 3,467 million ($26 million), respectively, and are included in operating lease revenues in the consolidated statements of income.

     The operating lease contracts include non-cancelable lease terms ranging from one month to 18 years. The minimum future rentals on non-cancelable operating leases are as follows:

--------------------------------------------------------------------------------
                                                                    Millions of
Year ending March 31,                       Millions of yen         U.S. dollars
-----------------------------------------------------------         ------------
2003                                          yen  47,907             $   359
2004                                               32,919                 247
2005                                               21,828                 164
2006                                               13,223                  99
2007                                                5,314                  40
Thereafter                                         12,124                  91
                                              -----------             -------
Total                                         yen 133,315             $ 1,000
                                              ===========             =======
------------------------------------------------------------------------------

6. Installment Loans

         The composition of installment loans by domicile and type of borrower at March 31, 2001 and 2002 is as follows:

-----------------------------------------------------------------------------------------
                                                                              Millions of
                                                    Millions of yen          U.S. dollars
                                              ---------------------------    ------------
                                                 2001              2002          2002
-------------------------------------------------------------------------    ------------
Domestic borrowers:
 Consumers--
  Housing loans                            yen   392,896    yen   557,461         $4,184
  Card loans                                     181,215          230,358          1,729
  Other                                           43,959           44,829            336
                                           -------------    -------------        -------
                                                 618,070          832,648          6,249
                                           -------------    -------------        -------
 Commercial--
  Real estate related companies                  222,818          278,367          2,089
  Commercial and industrial companies            627,252          708,031          5,313
                                           -------------    -------------        -------
                                                 850,070          986,398          7,402
                                           -------------    -------------        -------
                                               1,468,140        1,819,046         13,651
Foreign commercial,
  industrial and other borrowers                 357,446          432,771          3,248
Loan origination costs, net                       20,925           21,463            161
                                           -------------    -------------        -------
                                           yen 1,846,511    yen 2,273,280        $17,060
                                           =============    =============        =======
----------------------------------------------------------------------------------------

     In principle, all domestic installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors. At March 31, 2002, the contractual maturities of installment loans for each of the next five years and thereafter are as follows:

--------------------------------------------------------------------------------
Year ending March 31,                                             Millions of
                                              Millions of yen     U.S. dollars
--------------------------------------------------------------    ------------
 2003                                        yen   610,174          $ 4,579
 2004                                              312,747            2,347
 2005                                              263,187            1,975
 2006                                              250,954            1,884
 2007                                              235,881            1,770
 Thereafter                                        578,874            4,344
                                             -------------          --------
    Total                                    yen 2,251,817          $16,899
                                             =============          ========
------------------------------------------------------------------------------

     Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of yen 83,321 million, yen 85,441 million and yen 99,732 million ($748 million) for fiscal 2000, 2001 and 2002, respectively.

7. Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses

     Changes in the allowance for doubtful receivables on direct financing leases and possible loan losses for fiscal 2000, 2001 and 2002 are as follows:

 -----------------------------------------------------------------------------------------------------
                                                                                          Millions of
                                                       Millions of yen                    U.S. dollars
                                         -----------------------------------------        ------------
                                             2000           2001             2002              2002
 -----------------------------------------------------------------------------------------------------
 Beginning balance                       yen 132,606    yen 136,939    yen 141,077         $   1,059
 Provisions charged to income                 45,573         44,584         51,367               385
 Charge-offs                                 (37,697)       (46,845)       (50,690)             (380)
 Recoveries                                      354            539          1,350                10
 Other*                                       (3,897)         5,860          9,783                73
                                         -----------    -----------    -----------         ---------
 Ending balance                          yen 136,939    yen 141,077    yen 152,887         $   1,147
                                         ===========    ===========    ===========         =========
 ----------------------------------------------------------------------------------------------------

     *Other includes foreign currency translation adjustments and the effect of acquisitions.

     The balance of the allowance broken down into direct financing leases and installment loans at March 31, 2001 and 2002 is as follows:
--------------------------------------------------------------------------------
                                                                    Millions of
                                           Millions of yen          U.S. dollars
                                    -----------------------------   ------------
                                       2001               2002           2002
--------------------------------------------------------------------------------
Balance of allowance related to:
  Direct financing leases           yen  40,885       yen  50,837     $   381
  Installment loans                     100,192           102,050         766
                                    -----------       -----------     -------
      Total                         yen 141,077       yen 152,887     $ 1,147
                                    ===========       ===========     =======
--------------------------------------------------------------------------------

     Under FASB Statement No. 114 ("Accounting by Creditors for Impairment of a Loan"), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate. As a practical expedient, impairment is measured based on the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment (these include individual housing loans and card loans) and lease receivables, are exempt from this measuring of individual loans. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

     The recorded investments in loans considered impaired are yen 120,090 million and yen 113,000 million ($848 million) as of March 31, 2001 and 2002, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of yen 73,636 million and yen 71,802 million ($539 million) as of March 31, 2001 and 2002, respectively. The Company and its subsidiaries recorded a valuation allowance of yen 47,037 million and yen 45,862 million ($344 million) as of March 31, 2001 and 2002, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and possible loan losses in the accompanying consolidated balance sheets.

     The average recorded investments in impaired loans for fiscal 2000, 2001 and 2002 were yen 128,658 million, yen 123,715 million and yen 115,265 million ($865 million), respectively.

     The Company and its subsidiaries recognized interest income on impaired loans of yen 1,429 million, yen 1,414 million and yen 1,200 million ($9 million), and collected in cash interest on impaired loans of yen 1,061 million, yen 1,052 million and yen 1,080 million ($8 million) in fiscal 2000, 2001 and 2002, respectively.

     As of March 31, 2001 and 2002, the Company and its subsidiaries suspended income recognition pursuant to its non-accrual policy on investment in direct financing leases of yen 39,303 million and yen 50,902 million ($382 million), respectively, and on installment loans other than impaired loans of yen 77,544 million and yen 65,255 million ($490 million), respectively.

8. Investment in Securities

     Investment in securities at March 31, 2001 and 2002 consists of the following:
--------------------------------------------------------------------------------
                                                                    Millions of
                                           Millions of yen          U.S. dollars
                                    -----------------------------   ------------
                                       2001               2002           2002
--------------------------------------------------------------------------------
Trading securities                  yen     581       yen     879   $        7
Available-for-sale securities           841,409           718,919        5,395
Held-to-maturity securities              13,005            16,008          120
Other securities                         87,163           125,530          942
                                    -----------       -----------   ----------
                                    yen 942,158       yen 861,336   $    6,464
                                    ===========       ===========   ==========
------------------------------------------------------------------------------

     Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 18). For fiscal 2000, 2001 and 2002, net unrealized holding gains and losses on trading securities are losses of yen 3 million, losses of yen 24 million and gains of yen 98 million ($1 million), respectively.

     During fiscal 2000 and 2001, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of yen 177,157 million and yen 152,022 million, respectively, resulting in gross realized gains of yen 17,726 million and yen 9,773 million, respectively, and gross realized losses of yen 3,833 million and yen 2,075 million, respectively. During fiscal 2002, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of yen 325,758 million ($2,445 million), resulting in gross realized gains of yen 18,147 million ($136 million) and gross realized losses of yen 4,352 million ($33 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

     During fiscal 2000, 2001 and 2002, the Company and its subsidiaries charged losses on securities of yen 12,297 million, yen 10,848 million and yen 19,742 million ($148 million), respectively, to income for declines in market value of available-for-sale securities where the decline was classified as other than temporary.

     Other securities consist mainly of non-marketable equity securities, preferred subscription certificates carried at cost and investment funds accounted for under the equity method.

     The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at March 31, 2001 and 2002 are as follows:

March 31, 2001
--------------------------------------------- --------------------------------------------------------
                                                                   Millions of yen
                                              --------------------------------------------------------
                                                                Gross           Gross
                                               Amortized      unrealized     unrealized
                                                 cost           gains          losses       Fair value
------------------------------------------------------------------------------------------------------
Available-for-sale:
  Japanese and foreign government
   bond securities                          yen  24,926     yen    560    yen     (55)     yen  25,431
  Japanese prefectural and
   foreign municipal bond securities             38,030          1,665             (3)          39,692
  Corporate debt securities                     587,442         22,489         (5,786)         604,145
  Mortgage-backed and
   other asset-backed securities                 88,912          6,721         (1,397)          94,236
  Funds in trust                                  5,995             --           (487)           5,508
  Equity securities                              39,085         36,602         (3,290)          72,397
                                            -----------     ----------    -----------      -----------
                                            yen 784,390     yen 68,037    yen (11,018)     yen 841,409
                                            ===========     ==========    ===========      ===========
Held-to-maturity:
  Japanese and foreign government
   bond securities                          yen     141     yen      1    yen      --      yen     142
  Asset-backed securities                        12,864             --             --           12,864
                                            -----------     ----------    -----------      -----------
                                            yen  13,005     yen      1    yen      --      yen  13,006
                                            ===========     ==========    ===========      ===========
------------------------------------------------------------------------------------------------------

March 31, 2002
------------------------------------------------------------------------------------------------------
                                                                   Millions of yen
                                              --------------------------------------------------------
                                                                Gross           Gross
                                               Amortized      unrealized     unrealized
                                                 cost           gains          losses       Fair value
------------------------------------------------------------------------------------------------------
Available-for-sale:
  Japanese and foreign government
   bond securities                          yen  25,061     yen    256    yen      (9)     yen  25,308
  Japanese prefectural and
   foreign municipal bond securities             24,256            582           (464)          24,374
  Corporate debt securities                     501,380          7,010        (10,552)         497,838
  Mortgage-backed and
   other asset-backed securities                109,528          6,152         (2,789)         112,891
  Funds in trust                                  5,452             --           (465)           4,987
  Equity securities                              27,619         27,992         (2,090)          53,521
                                            -----------     ----------    -----------      -----------
                                            yen 693,296     yen 41,992    yen (16,369)     yen 718,919
                                            ===========     ==========    ===========      ===========
Held-to-maturity:
  Japanese and foreign government
   bond securities                          yen     183     yen     22    yen      --      yen    205
  Asset-backed securities                        15,825          1,990           (302)          17,513
                                            -----------     ----------    -----------      -----------
                                            yen  16,008     yen  2,012    yen    (302)     yen  17,718
                                            ===========     ==========    ===========      ===========
------------------------------------------------------------------------------------------------------

March 31, 2002
------------------------------------------------------------------------------------------------------
                                                               Millions of U.S. dollars
                                              --------------------------------------------------------
                                                                Gross           Gross
                                               Amortized      unrealized     unrealized
                                                 cost           gains          losses       Fair value
------------------------------------------------------------------------------------------------------
Available-for-sale:
  Japanese and foreign government
   bond securities                             $    188       $       2      $      (0)      $    190
  Japanese prefectural and
   foreign municipal bond securities                182               4             (3)           183
  Corporate debt securities                       3,763              53            (80)         3,736
  Mortgage-backed and
   other asset-backed securities                    822              46            (21)           847
  Funds in trust                                     41              --             (4)            37
  Equity securities                                 207             210            (15)           402
                                               --------        --------      ---------       --------
                                               $  5,203        $    315      $    (123)      $  5,395
                                               ========        ========      =========       ========
Held-to-maturity:
  Japanese and foreign government
   bond securities                             $      1        $      1      $      --       $      2
  Asset-backed securities                           119              15             (3)           131
                                               --------        --------      ---------       --------
                                               $    120        $     16      $      (3)      $    133
                                               ========        ========      =========       ========
----------------------------------------------------------------------------------------------------

     The following is a summary of the contractual maturities of debt securities classified as available-for-sale and held-to-maturity securities held at March 31, 2002:

-------------------------------------------------------------------------------------------------------
                                                    Millions of yen           Millions of U.S. dollars
                                           ------------------------------  ------------- - ------------
                                               Amortized                      Amortized
                                                 cost         Fair value         cost        Fair value
-------------------------------------------------------------------------------------------------------
Available-for-sale:
  Due within one year                        yen  64,718     yen  64,996       $    486       $   488
  Due after one to five years                    318,861         320,756          2,393         2,407
  Due after five to ten years                    196,533         194,218          1,475         1,458
  Due after ten years                             80,113          80,441            601           603
                                             -----------     -----------       --------       -------
                                             yen 660,225     yen 660,411       $  4,955       $ 4,956
                                             ===========     ===========       ========       =======
Held-to-maturity:

  Due within one year                        yen     151     yen    166        $      1       $     1
  Due after one to five years                         32             39               0             0
  Due after five to ten years                     12,842         14,832              96           111
  Due after ten years                              2,983          2,681              23            21
                                             -----------     ----------        --------       -------
                                             yen  16,008     yen 17,718        $    120       $   133
                                             ===========     ==========        ========       =======
-------------------------------------------------------------------------------------------------------

     Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

     Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

     Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of yen 14,069 million, yen 24,007 million and yen 22,230 million ($167 million) for fiscal 2000, 2001 and 2002, respectively.

9. Securitization

     During fiscal 2001 and 2002, the Company and its subsidiaries sold direct finance lease receivables of yen 184,866 million and yen 202,767 million ($1,522 million), respectively, with gains of yen 3,722 million and yen 6,159 million ($46 million), respectively, in securitization transactions. In connection with these transactions, the Company and its subsidiaries retained subordinated interests of yen 45,449 million and yen 48,542 million ($364 million) in fiscal 2001 and 2002, respectively. Revenues from retained interests for fiscal 2000, 2001 and 2002 were yen 10,216 million and yen 11,267 million and yen 11,336 million ($85 million), respectively, and are included in revenues from direct financing leases in the consolidated statements of income.

     During fiscal 2001 and 2002, the Company and its subsidiary also sold installment loans of yen 27,563 million and yen 46,062 million ($346 million), respectively, at a gain of yen 1,006 million and yen 3,076 million ($23 million), respectively, in securitization transactions. The Company and its subsidiary retained subordinated interests of yen 1,000 million and yen 12,345 million ($93 million) in fiscal 2001 and 2002, respectively.

     The Company and its subsidiaries' retained interests are subordinate to the investors' interests. Their value is subject to credit risk and interest rate risk on the sold financial assets. The investors and special-purpose entities have no recourse to our other assets for failure of debtors to pay.

     Servicing assets or liabilities related to securitization transactions initiated during fiscal 2001 and 2002 were not recorded, because the servicing fees adequately compensate the Company and its subsidiaries.

     At March 31, 2001, a subsidiary held servicing assets totaling yen 99 million, which were from securitization transactions in a prior year, and amortized yen 126 million and yen 99 million ($1 million) during fiscal 2001 and 2002, respectively. The related program had ended by March 31, 2002 and there was no remaining balance in servicing assets.

     Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2001 and 2002 are as follows:

-----------------------------------------------------------------------------------------------------
                                               2001                                2002
-----------------------------------------------------------------------------------------------------
                                    Direct         Installment           Direct           Installment
                               financing leases       loans         financing leases         loans
------------------------------------------------------------------  ---------------------------------
  Expected credit loss             0.03%-0.35%         0.75%          0.07%-1.70%            0.72%
  Discount rate                    3.20%-3.48%         2.69%          3.62%-5.36%            1.62%
-----------------------------------------------------------------------------------------------------

     Retained interests from securitization transactions that occurred in previous years and in fiscal 2002 are recorded in the consolidated balance sheets at March 31, 2002. The impacts of 10% and 20% adverse changes to the key economic assumptions on the fair value of retained interests as of March 31, 2002 are as follows:

--------------------------------------------------------------------------------------------------------
                                       Millions of yen                   Millions of U.S. dollars
                             -----------------------------------    -----------------------------------
                               Direct     Installment Investment      Direct     Installment  Investment
                              financing                   in         financing                    in
                               leases       loans     securities      leases       loans      securities
--------------------------------------------------------------------------------------------------------
Carrying value of
  retained interests        yen 148,344   yen 20,605  yen 9,768       $ 1,113      $ 155        $  73
Expected credit loss:
  +10%                              381          99         360             3          1            3
  +20%                              760         201         715             6          2            5
Discount rate:
  +10%                            1,515         207         265            11          2            2
  +20%                            3,001         413         516            23          3            4
--------------------------------------------------------------------------------------------------------

     These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

     The summarized certain cash flows received from/(paid) to special-purpose entities for all securitization activities that occurred in fiscal 2001 and 2002 are as follows:

-------------------------------------------------------------------------------------
                                                                         Millions of
                                                Millions of yen          U.S. dollars
----------------------------------------------------------------------   ------------
                                             2001             2002           2002
----------------------------------------------------------------------   ------------
Proceeds from new securitization          yen 215,494      yen 258,926      $1,943
Servicing fees received                            62              231           2
Cash flows received on interest retained        4,369           10,315          77
Repurchases of delinquent assets               (2,681)          (1,822)        (14)
Repurchases of ineligible assets              (24,718)         (23,425)       (176)
------------------------------------------------------------------------------------

     Quantitative information about delinquencies, net credit losses, and components of securitized financial assets and other assets managed together in fiscal 2001 and 2002 are as follows:

March 31, 2001
-------------------------------------------------------------------------------
                                                    Millions of yen
                                      -----------------------------------------
                                                        Principal
                                                        amount of
                                                       receivables
                                        Total           90 days or
                                       principal      more past due      Net
                                       amount of      and impaired     credit
                                      receivables         loans        losses
-------------------------------------------------------------------------------
Types of assets:
  Direct financing leases            yen 1,968,872    yen  53,515    yen 20,679
  Installment loans                      1,887,596        204,917        25,627
                                     -------------    -----------    ----------
Total assets managed or securitized      3,856,468    yen 258,432    yen 46,306
                                                      ===========    ==========
  Less: assets securitized                (352,248)
                                     -------------
Assets held in portfolio             yen 3,504,220
                                     =============
-------------------------------------------------------------------------------

March 31, 2002
-----------------------------------------------------------------------------------------------------
                                        Millions of yen                  Millions of U.S. dollars
                              ------------------------------------- ---------------------------------
                                             Principal                            Principal
                                              amount of                            amount of
                                            receivables                          receivables
                                             90 days or                           90 days or
                                 Total       more past                 Total      more past
                               principal      due and       Net      principal     due and       Net
                               amount of      impaired    credit     amount of     impaired    credit
                              receivables      loans      losses    receivables     loans      losses
-----------------------------------------------------------------------------------------------------
Types of assets:
  Direct financing leases   yen 2,033,818   yen  67,924  yen 21,364  $   15,263     $   510    $  160
  Installment loans             2,349,242       187,199      27,976      17,630       1,405       210
                            -------------   -----------  ----------  -----------    -------    ------
Total assets managed or
  securitized                   4,383,060   yen 255,123  yen 49,340      32,893     $ 1,915    $  370
                                            ===========  ==========                 =======    ======
  Less: assets securitized       (451,111)                               (3,385)
                            -------------                            -----------
Assets held in portfolio    yen 3,931,949                            $   29,508
                            =============                            ===========
-----------------------------------------------------------------------------------------------------

     A subsidiary entered into a collateralized bond obligation transaction in fiscal 1999 and accounted for the transaction as a sale. The assets securitized as a result of the transaction are yen 49,361 million and yen 51,675 million ($388 million) as of March 31, 2001 and 2002, respectively, and are not included in the table above.

     In fiscal 2001 and 2002, subsidiaries entered into other lease receivable securitization programs that are not accounted for as a sale. The payables under these securitization programs of yen 72,210 million and yen 40,731 million ($306 million) are included in long-term debt, and the minimum lease payments receivable of yen 71,886 million and yen 38,495 million ($289 million) and cash collateral of yen 6,022 million and yen 3,972 million ($30 million) are included in investment in direct financing leases and other assets in the consolidated balance sheets as of March 31, 2001 and 2002, respectively.

10. Investment in Affiliates

     Investment in affiliates at March 31, 2001 and 2002 consists of the following:

-----------------------------------------------------------------------------
                                                                 Millions of
                                        Millions of yen          U.S. dollars
                                 ---------------------------    -------------
                                     2001             2002          2002
-----------------------------------------------------------------------------
Common stock, at equity value    yen 51,203       yen 73,290        $ 550
Loans                                11,952           13,056           98
                                 ----------       ----------        -----
                                 yen 63,155       yen 86,346        $ 648
                                 ==========       ==========        =====
-----------------------------------------------------------------------------

     Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to yen 1,172 million and yen 892 million as of March 31, 2001, respectively, and yen 19,294 million ($145 million) and yen 25,083 million ($188 million) as of March 31, 2002, respectively.

     In fiscal 2000, 2001 and 2002, the Company and its subsidiaries received dividends from affiliates of yen 1,091 million, yen 421 million and yen 473 million ($4 million), respectively.

     The unamortized excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to yen 1,194 million ($9 million) as of March 31, 2002.

     The major affiliates accounted for by the equity method which are contained in the following combined and condensed financial information are Bradesco Leasing S.A. Arrendamento Mercantil (BL 25% owned in fiscal 2000) and Stockton Holdings Limited (30% owned in fiscal 2000). During fiscal 2001, the Company sold its share of BL. In fiscal 2001 and 2002, the affiliates, either individually or on a combined basis, are not significant to the financial position or results of operations of the Company.

------------------------------------------------------------------------
                                                         Millions of yen
                                                         ---------------
                                                               2000
------------------------------------------------------------------------
Operations:
   Total revenues                                          yen   54,563
   Income before income taxes                                    2,293
   Net income                                                    1,532

Financial position:
   Total assets                                                356,742
   Total liabilities                                           276,799
   Shareholders' equity                                         79,943
------------------------------------------------------------------------

     The Company had no significant transactions with these companies.

11. Short-Term and Long-Term Debt

     Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

     The composition of short-term debt and the weighted average interest rate on short-term debt at March 31, 2001 and 2002 are as follows:

March 31, 2001
 ---------------------------------------------------------------------------------------------
                                                                                    Weighted
                                                                Millions of yen    average rate
 ---------------------------------------------------------------------------------------------
 Short-term debt in Japan, mainly from banks                      yen  331,963         2.5%
 Short-term debt outside Japan, mainly from banks                      315,498         5.2
 Commercial paper in Japan                                             910,751         0.4
 Commercial paper outside Japan                                          3,860         5.8
                                                                  ------------
                                                                  yen 1,562,072         1.8
                                                                  ============
 ---------------------------------------------------------------------------------------------

 March 31, 2002
 -------------------------------------------------------------------------------------------
                                                                                    Weighted
                                                    Millions of     Millions of     average
                                                        yen         U.S. dollars      rate
 -------------------------------------------------------------------------------------------
 Short-term debt in Japan, mainly from banks      yen   279,009     $    2,094         1.3%
 Short-term debt outside Japan, mainly from banks       352,521          2,646         3.0
 Commercial paper in Japan                            1,009,003          7,572         0.2
 Commercial paper outside Japan                           3,929             29         4.0
                                                  -------------     ----------
                                                  yen 1,644,462     $   12,341         1.0
                                                  =============     ==========

 -------------------------------------------------------------------------------------------

     In fiscal 2000, the Company obtained short-term committed credit lines of yen 294,500 million in Japan to enhance liquidity as stipulated in the Commitment Line Law that came into effect in March 1999.

     In fiscal 2001, the Company arranged a yen 74,560 million multicurrency global commitment line for the Company and certain overseas subsidiaries.

     Total committed lines for the Company and its subsidiaries were yen 795,489 million and yen 933,640 million ($7,007 million) at March 31, 2001 and 2002, respectively, and, of these lines, yen 726,888 million and yen 849,876 million ($6,378 million) were available at March 31, 2001 and 2002, respectively. Of the available committed lines, yen 37,762 million and yen 75,722 million ($568 million) were long-term committed credit lines at March 31, 2001 and 2002, respectively.

     While yen 521,695 million of the total committed lines at March 31, 2001 was restricted for commercial paper backup purposes, no borrowings have been made under these lines. There were no committed lines which were restricted for commercial paper backup purposes at March 31, 2002.

     Long-term debt at March 31, 2001 and 2002 consists of the following:


March 31, 2001
 -----------------------------------------------------------------------------------------------------
                                                                             Due       Millions of yen
 -----------------------------------------------------------------------------------------------------
  Banks:
    Fixed rate: 1.5% to 9.3%                                              2002-2012      yen   211,746
    Floating rate: principally based on LIBOR plus 0.0% to 0.8%           2002-2009            323,473
  Insurance companies and others:
    Fixed rate: 0.8% to 9.0%                                              2002-2009            361,900
    Floating rate: principally based on LIBOR plus 0.0% to 0.7%           2002-2008            215,952
  Unsecured 0.5% to 3.1% bonds                                            2002-2013            745,000
  Unsecured 0.4% convertible notes                                          2005                40,000
  Unsecured 0.1% to 1.9% bonds with warrants                              2002-2005             10,500
  Unsecured 0.0% to 8.2% notes under medium-term note program             2002-2011            349,378
  1.0% to 7.8% payables under securitized lease receivables               2002-2009             72,210
                                                                                         -------------
                                                                                         yen 2,330,159
                                                                                         =============
 -----------------------------------------------------------------------------------------------------

March 31, 2002
 -----------------------------------------------------------------------------------------------------
                                                                                           Millions of
                                                                                              U.S.
                                                           Due       Millions of yen        dollars
 -----------------------------------------------------------------------------------------------------

  Banks:
    Fixed rate: 1.3% to 7.5%                             2003-2014    yen   254,649        $     1,911
    Floating rate:
     principally based on LIBOR plus 0.0% to 0.9%        2003-2007          683,041              5,126
  Insurance companies and others:
    Fixed rate: 0.5% to 8.8%                             2003-2009          376,259              2,824
    Floating rate: principally based on LIBOR
     plus 0.0% to 0.6%                                   2003-2012          268,124              2,012
  Unsecured 0.4% to 3.1% bonds                           2003-2013          784,800              5,890
  Unsecured 0.0% to 0.4% convertible notes               2005-2007           68,788                516
  Unsecured 0.6% to 1.9% bonds with warrants             2003-2006            9,100                 68
  Unsecured 0.0% to 7.3% notes
   under medium-term note program                        2003-2012          324,369              2,434
  3.0% to 7.8% payables under
   securitized lease receivables                         2003-2007           40,731                306
                                                                      -------------        -----------
                                                                      yen 2,809,861        $    21,087
                                                                      =============        ===========
 -----------------------------------------------------------------------------------------------------

     The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2002 is as follows:

------------------------------------------------------------------------------------------------------
Year ending March 31,                                                 Millions of yen      Millions of
                                                                                         U.S. dollars
------------------------------------------------------------------------------------------------------
 2003                                                                 yen   677,095        $     5,081
 2004                                                                       615,480              4,619
 2005                                                                       607,595              4,560
 2006                                                                       457,385              3,433
 2007                                                                       310,121              2,327
 Thereafter                                                                 142,185              1,067
                                                                      -------------        -----------
    Total                                                             yen 2,809,861        $    21,087
                                                                      =============        ===========
------------------------------------------------------------------------------------------------------

     The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks. Whether such provisions can be enforced will depend upon the factual circumstances.

     In addition to the minimum lease payments receivable related to the payables under securitized lease receivables described in Note 9, the short-term and long-term debt payable to financial institutions are secured by the following assets as of March 31, 2002:

 -----------------------------------------------------------------------------------------------------
                                                                                           Millions of
                                                                     Millions of yen       U.S. dollars
 -----------------------------------------------------------------------------------------------------
 Time deposits                                                         yen   6,635         $        50
 Minimum lease payments, loans and future rentals                          134,181               1,007
 Investment in securities (include repurchase facilities of
  yen 77,246 million ($580 million))                                        84,189                 632
 Other operating assets and office facilities, net                         158,653               1,190
                                                                       -----------         -----------
                                                                       yen 383,658         $     2,879
                                                                       ===========         ===========
 -----------------------------------------------------------------------------------------------------

     Under agreements with customers on brokerage business, the Company and its subsidiaries received customers' securities with an approximate value of yen 17,786 million ($133 million) as of March 31, 2002, that may be sold or repledged by the Company and its subsidiaries. As of March 31, 2002, yen 12,492 million ($94 million) at market value of the securities are repledged as collateral for the short-term debt.

     Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

12. Deposits

     Deposits at March 31, 2001 and 2002, consist of the following:
 -------------------------------------------------------------------------------
                                           Millions of yen           Millions of
                                                                    U.S. dollars
                                     ---------------------------    ------------
                                        2001             2002           2002
 -------------------------------------------------------------------------------
 Time deposits                       yen 152,321    yen 182,926       $1,373
 Other deposits                           25,993         42,317          317
                                     -----------    -----------       ------
    Total                            yen 178,314    yen 225,243       $1,690
                                     ===========    ===========       ======
 -------------------------------------------------------------------------------

     The balances of time deposits, including CDs, issued in amounts of yen 10 million ($75 thousand) or more were yen 126,781 million and yen 142,689 million ($1,071 million) at March 31, 2001 and 2002, respectively.

     The maturity schedule of time deposits at March 31, 2002 is as follows:

--------------------------------------------------------------------------------
Year ending March 31,                                              Millions of
                                             Millions of yen        U.S. dollars
--------------------------------------------------------------------------------
 2003                                           yen 103,538           $    777
 2004                                                27,604                207
 2005                                                17,979                135
 2006                                                 9,959                 75
 2007                                                23,846                179
                                                -----------           --------
    Total                                       yen 182,926           $  1,373
                                                ===========           ========
--------------------------------------------------------------------------------

13. Income Taxes

     Income before income taxes and the provision for income taxes in fiscal 2000, 2001 and 2002 are as follows:

 -------------------------------------------------------------------------------------------------------
                                                                                           Millions of
                                                        Millions of yen                    U.S. dollars
                                          -------------------------------------------     --------------
                                            2000           2001             2002              2002
 -------------------------------------------------------------------------------------------------------
 Income before income taxes:
    Domestic                             yen 33,245      yen 56,076        yen 62,411          $    468
    Foreign                                  18,803           3,160            10,628                80
                                         ----------      ----------        ----------          --------
                                         yen 52,048      yen 59,236        yen 73,039          $    548
                                         ==========      ==========        ==========          ========
 Provision for income taxes:
  Current--
    Domestic                             yen  6,803      yen 12,648        yen 14,165          $    106
    Foreign                                   8,139           4,320             1,208                 9
                                         ----------      ----------        ----------          --------
                                             14,942          16,968            15,373               115
                                         ----------      ----------        ----------          --------
  Deferred--
    Domestic                                  7,913          13,080            13,912               105
    Foreign                                  (1,449)         (4,969)            3,618                27
                                         ----------      ----------        ----------          --------
                                              6,464           8,111            17,530               132
                                         ----------      ----------        ----------          --------
 Provision for income taxes              yen 21,406      yen 25,079        yen 32,903          $    247
                                         ==========      ==========        ==========          ========
--------------------------------------------------------------------------------------------------------

     The normal income tax rate in Japan was approximately 42% in fiscal 2000, 2001 and 2002. The effective income tax rate is different from the normal income tax rate primarily because of certain permanent non-deductible expenses and inclusion in income of equity in net income of affiliates.

     Reconciliation of the differences between tax provision computed at the normal rate and consolidated provisions for income taxes in fiscal 2000, 2001 and 2002 are as follows:

 ------------------------------------------------------------------------------------------------------
                                                                                            Millions of
                                                             Millions of yen               U.S. dollars
                                                  ---------------------------------------  ------------
                                                    2000          2001          2002            2002
 ------------------------------------------------------------------------------------------------------
 Income before income taxes                       yen 52,048    yen 59,236     yen 73,039      $   548
                                                  =========     ==========     ==========      =======
 Tax provision computed at normal rate            yen 21,860    yen 24,879     yen 30,676      $   230
 Increases (reductions) in taxes due to:
   Application of the equity method                      150          (383)          (204)          (2)
   Permanent non-deductible expenses                     677           575            641            5
   Amortization of goodwill                             (115)          147            176            1
   Effect of lower tax rate than normal
     on a domestic subsidiary                           (373)         (407)          (230)          (2)
    Effect of gain on sales of
     domestic subsidiaries                               --            --           1,648           13
   Other, net                                           (793)          268            196            2
                                                  ----------    ----------     ----------      -------
 Provision for income taxes                       yen 21,406    yen 25,079     yen 32,903      $   247
                                                  ==========    ==========     ==========      =======
 ------------------------------------------------------------------------------------------------------

     Total income taxes recognized in fiscal 2000, 2001 and 2002 are as follows:

 ------------------------------------------------------------------------------------------------------
                                                             Millions of yen                Millions of
                                                                                           U.S. dollars
                                                  ---------------------------------------  ------------
                                                    2000          2001          2002           2002
 ------------------------------------------------------------------------------------------------------
 Provision for income taxes                      yen 21,406     yen 25,079     yen 32,903     $   247
 Income tax on other comprehensive income
  (loss):
   Net cumulative effect of adopting
    FASB statement No. 133                               --             --         (5,698)        (43)
   Net unrealized gains (losses) on
    investment in securities                         28,435         (8,809)       (11,694)        (88)
   Minimum pension liability adjustments             (2,515)          (859)        (1,517)        (11)
   Foreign currency translation adjustments            (958)         1,556            680           5
   Net unrealized losses on derivative
     instruments                                         --             --          1,204           9
                                                 ----------     ----------     ----------     -------
 Total income taxes                              yen 46,368     yen 16,967     yen 15,878     $   119
                                                 ==========     ==========     ==========     =======
 ------------------------------------------------------------------------------------------------------

     The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2001 and 2002 are as follows:

 ------------------------------------------------------------------------------------------------------
                                                                 Millions of yen            Millions of
                                                                                           U.S. dollars
                                                          --------------------------       ------------
                                                              2001            2002             2002
 ------------------------------------------------------------------------------------------------------
 Assets:
   Net operating loss carryforwards                      yen  13,219     yen  17,034          $  128
   Allowance for doubtful receivables on direct
     financing leases and possible loan losses                30,904          32,568             244
   Installment loans                                           2,863           1,301              10
   Policy liabilities                                            799           1,459              11
   Accrued expenses                                           11,247           9,341              70
   Other                                                       2,866           3,373              25
                                                         -----------     -----------          ------
                                                              61,898          65,076             488
                                                         -----------     -----------          ------
 Liabilities:
   Investment in direct financing leases                     121,903         137,896           1,035
   Investment in operating leases                             17,382          21,369             160
   Investment in securities                                   22,463           6,682              50
   Deferred life insurance acquisition costs                  10,074          11,364              85
   Undistributed earnings                                     12,333          15,350             115
   Other                                                      11,167           9,057              68
                                                         -----------     -----------          ------
                                                             195,322         201,718           1,513
                                                         -----------     -----------          ------
 Net deferred tax liability                              yen 133,424     yen 136,642          $1,025
                                                          ==========     ===========          ======
 ---------------------------------------------------------------------------------------------------

     Certain subsidiaries have recognized deferred tax assets from net operating loss carryforwards totaling yen 46,405 million ($348 million) as of March 31, 2002, which expire as follows:

--------------------------------------------------------------------------------------------------------
                                                                                           Millions of
Year ending March 31,                                                 Millions of yen       U.S. dollars
--------------------------------------------------------------------------------------------------------
 2003                                                                     yen  2,854          $   21
 2004                                                                          2,914              22
 2005                                                                          5,689              43
 2006                                                                          2,907              22
 2007                                                                          4,549              34
 Thereafter                                                                   27,492             206
                                                                          ----------          -------
    Total                                                                 yen 46,405          $  348
                                                                          ==========          ======
--------------------------------------------------------------------------------------------------------

     Undistributed earnings of certain foreign subsidiaries for which deferred income taxes were not provided amounted to yen 69,521 million ($522 million) as of March 31, 2002. Since management has decided that the undistributed earnings are permanently reinvested, no provision for income taxes has been provided.

     Net deferred tax assets and liabilities at March 31, 2001 and 2002 are reflected in the accompanying consolidated balance sheets under the following captions:

--------------------------------------------------------------------------------
                                                                    Millions of
                                         Millions of yen            U.S. dollars
                                ------------------------------     -------------
                                    2001                2002           2002
---------------------------------------------------------------    -------------
Other assets                   yen   2,006          yen   4,890         $   37
Income taxes: Deferred             135,430              141,532          1,062
                               -----------          -----------         ------
Net deferred tax liability     yen 133,424          yen 136,642         $1,025
                               ===========          ===========         ======
--------------------------------------------------------------------------------

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

     The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2001 and 2002 is as follows:

----------------------------------------------------------------------------------------------
                                                             Millions of yen       Millions of
                                                                                  U.S. dollars
                                                     --------------------------   ------------
                                                        2001            2002          2002
----------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year            yen 46,065     yen  53,153      $   399
  Service cost                                            3,329           3,799           29
  Interest cost                                           1,496           1,757           13
  Plan participants' contributions                          567             503            4
  Plan amendments                                          (560)            247            2
  Actuarial loss                                          2,997           6,655           50
  Foreign currency exchange rate change                     460             242            2
  Benefits paid                                          (1,201)         (1,231)          (9)
  Plan curtailment                                          --             (327)          (3)
  Settlements                                               --             (148)          (1)
  Special termination benefits                              --               18            0
  Acquisition and other                                     --            2,047           15
                                                     ----------     -----------      -------
     Benefit obligation at end of year               yen 53,153     yen  66,715      $   501
                                                     ==========     ===========      =======
Change in plan assets:
  Fair value of plan assets
    at beginning of year                             yen  38,823    yen  44,279      $   332
  Actual return on plan assets                           (2,576)           (975)          (7)
  Employer contribution                                   8,157          11,472           86
  Plan participants' contributions                          567             503            4
  Benefits paid                                          (1,050)         (1,117)          (8)
  Foreign currency exchange rate change                     358             190            1
  Settlements                                                --            (148)          (1)
  Acquisition and other                                      --           1,214            9
                                                     ----------     -----------      -------
     Fair value of plan assets at end of year        yen 44,279     yen  55,418      $   416
                                                     ==========     ===========      =======
The funded status of the plans:
  Funded status                                      yen (8,874)    yen (11,297)     $   (85)
  Unrecognized prior service cost                          (248)             23            0
  Unrecognized net actuarial loss                        23,310          31,079          233
  Unrecognized net transition obligation                    432             317            3
                                                     ----------     -----------      -------
     Net amount recognized                           yen 14,620     yen  20,122      $   151
                                                     ==========     ===========      =======
Amount recognized in the consolidated balance
 sheets consists of:
  Prepaid benefit cost                               yen 14,601     yen  21,771      $   163
  Accrued benefit liability                              (8,226)        (13,504)        (101)
  Intangible asset                                          187             130            1
  Accumulated other comprehensive
   income, gross of tax                                   8,058          11,725           88
                                                     ----------     -----------      -------
     Net amount recognized                           yen 14,620     yen  20,122      $   151
                                                     ==========     ===========      =======
--------------------------------------------------------------------------------------------

     The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were yen 23,681 million, yen 19,621 million and yen 11,522 million, respectively, at March 31, 2001, and yen 27,622 million ($207 million), yen 24,964 million ($187 million) and yen 11,620 million ($87 million), respectively, at March 31, 2002.

     Net pension cost of the plans for fiscal 2000, 2001 and 2002 consists of the following:

----------------------------------------------------------------------------------------------------
                                                                                         Millions of
                                                       Millions of yen                   U.S. dollars
                                          ------------------------------------------   -------------
                                             2000          2001            2002             2002
----------------------------------------------------------------------------------------------------
Service cost                              yen 2,360     yen 3,329        yen 3,799         $   28
Interest cost                                 1,460         1,496            1,757             13
Expected return on plan assets               (1,565)       (1,323)          (1,496)           (11)
Amortization of unrecognized
 transition obligation                           35            29               34              0
Amortization of unrecognized
 net actuarial loss                             237           818            1,137              9
Amortization of unrecognized
 prior service cost                              10           (26)             (13)            (0)
Plan curtailment and settlements                (43)           --              146              1
                                          ---------     ----------       ---------         ------
   Net periodic pension cost              yen 2,494     yen  4,323       yen 5,364         $   40
                                          =========     ==========       =========         ======
----------------------------------------------------------------------------------------------------

     Significant assumptions of domestic and foreign pension plans used to determine these amounts for fiscal 2000, 2001 and 2002 are as follows:

------------------------------------------------------------------------------
Domestic                                             2000       2001     2002
------------------------------------------------------------------------------
Discount rate                                        3.0%       3.0%      2.5%
Rate of increase in compensation levels              2.6%       2.1%      2.2%
Expected long-term rate of return on plan assets     3.0%       3.0%      2.5%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Foreign                                              2000       2001     2002
------------------------------------------------------------------------------
Discount rate                                        7.8%       7.3%      7.0%
Rate of increase in compensation levels              5.0%       4.5%      4.3%
Expected long-term rate of return on plan assets     9.3%       9.3%      9.3%
------------------------------------------------------------------------------

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

     Total provisions charged to income for all the plans including the defined benefit plans are yen 3,431 million, yen 5,119 million and yen 6,238 million ($47 million) in fiscal 2000, 2001 and 2002, respectively.

15. Stock-Based Compensation

     The Company has introduced stock option plans for directors and some employees. Under the plans, the right is granted to purchase the treasury shares of the Company at a certain price. The exercise prices are equal to or greater than fair market value and were determined based on a formula linked to the stock price of the shares on the Tokyo Stock Exchange. Under the stock option plans prior to fiscal 2001, the options vest 100% on the grant date. Under the stock option plan in fiscal 2001 and 2002, the options vest 100% over three and two years' service periods. Exercisable periods are 9.7 years, 10 years and 10 years from the grant date in 2000, 2001 and 2002, respectively. The Company acquired 145,000 and 316,700 shares of its common stock for the plan during fiscal 2000 and 2001, respectively, and granted stock subscription rights of 300,900 shares for the plan during fiscal 2002. The Board of Directors intends to obtain approval from the shareholders, at the next general meeting, to be held on June 26, 2002, for an additional grant of stock acquisition rights for 490,000 shares to directors, corporate auditors and some employees of the Company, subsidiaries and affiliated companies during fiscal 2003.

     FASB Statement No.123 ("Accounting for Stock-Based Compensation") defines a fair value based method of accounting for a stock option. This statement gives entities a choice of recognizing related compensation expense by adopting the new fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25 ("Accounting for Stock Issued to Employees"), the former standard. The Company chose to use the measurement prescribed by APB Opinion No. 25 and recognized no compensation expense in fiscal 2000, 2001 and 2002. Had compensation cost for the Company's stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) in fiscal 2000, 2001 and 2002 would have been as follows:

-------------------------------------------------------------------------------------------
                                                                                Millions of
                                                   Millions of yen              U.S. dollars
-----------------------------------------------------------------------------  ------------
                                            2000          2001         2002         2002
-------------------------------------------------------------------------------------------
Income before cumulative effect of a
 change in accounting principle          yen 29,761   yen 33,694   yen 38,953      $ 292
Net income                                   29,761       33,694       39,086        293
-------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                                         yen                       U.S. dollars
                                          -------------------------------------  -------------
                                            2000          2001         2002           2002
----------------------------------------------------------------------------------------------
Income before cumulative effect of a
 change in accounting principle --
      Basic EPS                          yen 374.19  yen 412.11   yen 473.20          $3.55
      Diluted EPS                            365.66      395.57       451.88           3.39
Net income --
      Basic EPS                              374.19      412.11       474.82           3.56
      Diluted EPS                            365.66      395.57       453.42           3.40
----------------------------------------------------------------------------------------------

     The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

                               2000           2001          2002
                            ----------------------------------------
Grant-date fair value       yen  6,078     yen  5,847     yen  5,014    ($37.63)
Expected life               8.55 Years     9.25 Years     9.65 Years
Risk-free rate                    1.72%          1.15%          1.21%
Expected volatility              35.53%         30.79%         32.31%
Expected dividend yield          0.149%         0.096%         0.123%

     The following table summarizes information about stock option activity for fiscal 2000, 2001 and 2002:

-----------------------------------------------------------------------------------------------------------
                                   2000                  2001                             2002
-----------------------------------------------------------------------------------------------------------
                                      Weighted                 Weighted
                                      average                  average
                                      exercise                 exercise                  Weighted average
                                        price                    price                    exercise price
                                      --------                 --------                --------------------
                           Number                   Number                    Number                 U.S.
                         of shares      yen        of shares      yen         of shares     yen       dollars
------------------------------------------------ ----------------------   ---------------------------------
Outstanding at
 beginning of year         314,000   yen 7,720     402,000   yen 8,689       681,500   yen 12,250    $91.93
Granted                    145,000      10,393     316,700      16,272       300,900       12,329     92.53
Exercised                  (57,000)     (7,686)    (35,900)     (7,706)      (29,700)      (7,702)   (57.80)
Forfeited or expired            --          --      (1,300)    (16,272)       (2,000)     (14,695)  (110.28)
                           -------                 -------                   -------
Outstanding at
 end of year               402,000       8,689     681,500      12,250       950,700      12,412      93.15
                           =======                 =======                   =======
-----------------------------------------------------------------------------------------------------------
Exercisable at end of year 402,000       8,689     366,100       8,786       336,400       8,881      66.65
-----------------------------------------------------------------------------------------------------------

     The exercise prices of all the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000.

     Summary information about the Company's stock options outstanding and exercisable at March 31, 2002 is as follows:

 -----------------------------------------------------------------------------------------------------
                                         Outstanding                             Exercisable
                          ------------------------------------------    ------------------------------
                                          Weighted       Weighted                           Weighted
                                          average         average                           average
  Range of exercise                      remaining       exercise                           exercise
        price                               life           price                             price
 ---------------------                  ----------       --------                           --------
                           Number of                                      Number of
         yen                 shares         Years           yen             shares             yen
 ------------------------------------------------------------------------------------------------------
 yen 7,665 - yen 10,000      191,400         3.94       yen  7,736         191,400          yen  7,736
    10,001 -     13,000      445,100         8.60           11,698         145,000              10,393
    13,001 -     16,272      314,200         8.25           16,272              --                  --
 ------------------------------------------------------------------------------------------------------
      7,665-16,272           950,700         7.54           12,412         336,400               8,881

 --------------------------------------------------------------------------------------------------
                                         Outstanding                             Exercisable
                          ------------------------------------------    ------------- -------------
                                          Weighted      Weighted                          Weighted
                                          average        average                          average
  Range of exercise                      remaining      exercise                          exercise
        price                               life          price                             price
 ---------------------                   ---------    ------------                      -----------
                           Number of                                    Number of
     U.S. dollars            shares        Years      U.S. dollars        shares       U.S. dollars
---------------------------------------------------------------------------------------------------
   $57.52 - $ 75.05         191,400         3.94        $ 58.06          191,400           $58.06
    75.06 -  97.56          445,100         8.60          87.79          145,000            78.00
    97.57 - 122.12          314,200         8.25         122.12               --               --
 --------------------------------------------------------------------------------------------------
     57.52-122.12           950,700         7.54          93.15          336,400            66.65
 --------------------------------------------------------------------------------------------------

     The Company has also introduced warrant plans to corporate auditors and some employees (excluding employees who were option holders under the stock option plan) of the Company and directors, corporate auditors and some employees of its certain subsidiaries. Under the plans, the Company granted warrants to purchase 302,484 shares, 126,143 shares and 124,303 shares, respectively, by repurchasing warrants attached to bonds with warrants issued by the Company during fiscal 2000, 2001 and 2002. The grant-date fair value was yen 1,100, yen 1,410 and yen 1,135 ($8.52), respectively, and the exercise price was yen 11,278, yen 14,090 and yen 12,329 ($92.53), respectively, in fiscal 2000, 2001 and 2002. The exercise prices of the granted warrants were adjusted on April 1, 2000, for a 1.2-for-1 stock split implemented on May 19, 2000.

16. Accumulated Other Comprehensive Income (Loss)

     Changes in each component of accumulated other comprehensive income (loss) in fiscal 2000, 2001 and 2002 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders' equity.

--------------------------------------- ------------------------------------------------------------------------
                                                                Millions of yen
                                        ------------------------------------------------------------------------
                                            Net
                                        unrealized                                      Net
                                         gains on       Minimum        Foreign      unrealized      Accumulated
                                        investment      pension        currency      losses on         other
                                            in         liability     translation    derivative     comprehensive
                                        securities    adjustments    adjustments    instruments    income (loss)
----------------------------------------------------------------------------------------------------------------
Balance at March 31, 1999               yen  4,153    yen     --     yen (31,703)   yen      --     yen (27,550)
Net unrealized gains on investment
 in securities, net of tax of
 yen (28,919) million                       42,699                                                       42,699
Reclassification adjustment for gains
 included in net income, net of tax of
 yen 484 million                            (1,148)                                                      (1,148)
Minimum pension liability adjustments,
 net of tax of yen 2,515 million                          (3,485)                                        (3,485)
Foreign currency translation
  adjustments, net of tax of
  yen 1,219 million                                                      (12,184)                       (12,184)
Reclassification adjustment for losses
 included in net income, net of tax of
 yen (261) million                                                           251                            251
                                        ----------    ----------     -----------    -----------     -----------
Current period change                       41,551        (3,485)        (11,933)            --          26,133
                                        ----------    ----------     -----------    -----------     -----------
Balance at March 31, 2000                   45,704        (3,485)        (43,636)            --          (1,417)
Net unrealized losses on investment
 in securities, net of tax of
 yen 9,750 million                         (12,334)                                                     (12,334)
Reclassification adjustment for losses
 included in net income, net of tax of
 yen (941) million                             974                                                          974
Minimum pension liability adjustments,
 net of tax of yen 859 million                            (1,199)                                        (1,199)
Foreign currency translation
 adjustments,  net of tax of
  yen (1,556) million                                                     20,532                         20,532
Reclassification adjustment for gains
 included in net income, net of tax of
 yen - million                                                            (2,004)                        (2,004)
                                        ----------    ----------     -----------    -----------     -----------
Current period change                      (11,360)       (1,199)         18,528             --           5,969
                                        ----------    ----------     -----------    -----------     -----------
Balance at March 31, 2001                   34,344        (4,684)        (25,108)            --           4,552
Net cumulative effect of adopting FASB
 Statement No. 133, net of tax of
 yen 5,698 million                                                                       (8,400)         (8,400)
Net unrealized losses on investment
 in securities,  net of tax of yen 11,796
 million                                   (19,555)                                                     (19,555)
Reclassification adjustment for gains
 included in net income, net of tax of
 yen (102) million                             (33)                                                         (33)
Minimum pension liability adjustments,
 net of tax of yen 1,517 million                          (2,150)                                        (2,150)
Foreign currency translation
  adjustments, net of tax of
  yen (680) million                                                       10,324                         10,324
Reclassification adjustment for gains
 included in net income, net of tax of
 yen - million                                                               (16)                           (16)
Net unrealized losses on derivative
 instruments, net of tax of yen 51
 million                                                                                    (76)            (76)
Reclassification adjustment for losses
 included in net income, net of tax of
 yen (1,255) million                                                                      1,914           1,914
                                        ----------    ----------     -----------    -----------     -----------
Current period change                      (19,588)       (2,150)         10,308         (6,562)        (17,992)
                                       -----------    ----------     -----------    -----------     -----------
Balance at March 31, 2002              yen  14,756    yen (6,834)    yen (14,800)   yen  (6,562)    yen (13,440)
                                       ===========    ==========     ===========    ============    ===========
---------------------------------------------------------------------------------------------------------------

--------------------------------------- ------------------------------------------------------------------------
                                                            Millions of U.S. dollars
                                        ------------------------------------------------------------------------
                                            Net
                                        unrealized                                      Net
                                         gains on       Minimum        Foreign      unrealized      Accumulated
                                        investment      pension        currency      losses on         other
                                            in         liability     translation    derivative     comprehensive
                                        securities    adjustments    adjustments    instruments    income (loss)
----------------------------------------------------------------------------------------------------------------
Balance at March 31, 2001                $     257     $     (35)     $     (188)   $        --      $        34
Net cumulative effect of adopting FASB
 Statement No. 133, net of tax of
 $43 million                                                                                (63)             (63)
Net unrealized losses on investment
 in  securities,  net  of  tax  of $89
 million                                      (147)                                                         (147)
Reclassification adjustment for gains
 included in net income, net of tax of
 $(1) million                                   (0)                                                           (0)
Minimum pension liability adjustments,
 net of tax of $11 million                                   (16)                                             (16)
Foreign currency translation
 adjustments, net of tax of $(5) million                                      77                              77
Reclassification adjustment for gains
 included in net income, net of tax of
 $- million                                                                   (0)                             (0)
Net unrealized losses on derivative
 instruments, net of tax of $0 million                                                       (0)              (0)
Reclassification adjustment for losses
 included in net income, net of tax of
 $(9) million                                                                                14               14
                                         ---------    ----------     -----------    -----------      -----------
Current period change                         (147)          (16)             77            (49)            (135)
                                         ---------    ----------     -----------    -----------      -----------
Balance at March 31, 2002                $     110    $      (51)    $      (111)   $       (49)     $      (101)
                                         =========    ==========     ===========    ===========      ===========
----------------------------------------------------------------------------------------------------------------

17. Shareholders' Equity

     Changes in the number of shares issued and outstanding in fiscal 2000, 2001 and 2002 are as follows:

----------------------------------------------------------------------------------------------
                                                                     Number of shares
                                                        --------------------------------------
                                                          2000         2001          2002
----------------------------------------------------------------------------------------------
 Beginning balance                                      64,870,299   68,630,294     82,388,025
 Common stock issued in public and private offering      3,300,000           --      1,800,000
 Exercise of warrants                                      357,175       31,673         95,383
 Common stock issued for acquisitions of
  minority interests of subsidiaries                       102,820           --         20,577
 Common stock issued in stock split on May 19, 2000             --   13,726,058             --
                                                        ----------   ----------     -----------
Ending balance                                          68,630,294   82,388,025     84,303,985
                                                        ==========   ==========     ==========
------------------------------------------------------------------- - ------------- ----------

     Prior to October 1, 2001, the Japanese Commercial Code (the "Code") provided that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to a legal reserve until such reserve equaled 25% of issued capital. The Code, amended effective on October 1, 2001, provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Code also provides that both additional paid-in capital and the legal reserve are not available for cash dividends but may be used to reduce a capital deficit and may be reduced (in the case of the latter, in aggregate, the remainder after such reduction should not be less than 25% of the issued capital and a resolution of a general meeting of shareholders is required), or may be capitalized by resolution of the Board of Directors.

     The Code provides that at least one-half of the issue price of new shares be included in common stock. In conformity therewith, the Company has divided the principal amount of the bonds converted into common stock and the proceeds received from the issuance of common stock, including the exercise of warrants, equally between common stock and additional paid-in capital by resolution of the Board of Directors.

     The Board of Directors intends to recommend to the shareholders, at the next general meeting, to be held on June 26, 2002, the declaration of a cash dividend totaling yen 1,255 million ($9 million), which will be paid in that month to the shareholders of record as of March 31, 2002, covering fiscal 2002.

     The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's nonconsolidated books of account in accordance with accounting principles generally accepted in Japan, and amounted to yen 103,288 million ($775 million) as of March 31, 2002. However, there are restrictions on the payment of dividends relating to net unrealized gains on investment in securities and the earnings impact of derivatives under accounting principles generally accepted in Japan, amounting to yen 12,466 million ($94 million) as of March 31, 2002.

     Retained earnings at March 31, 2002 includes yen 23,151 million ($174 million) relating to equity in undistributed earnings of 50% or less owned companies accounted for by the equity method.

     The Company implemented a 1.2-for-1 stock split on May 19, 2000 for shareholders of record as of March 31, 2000.

18. Brokerage Commissions and Gains on Investment Securities

     Brokerage commissions and gains on investment securities in fiscal 2000, 2001 and 2002 consist of the following:

 ---------------------------------------------------------------------------------------------
                                                                                   Millions of
                                                    Millions of yen                U.S. dollars
                                         -------------------------------------    ------------
                                           2000          2001          2002           2002
 ---------------------------------------------------------------------------------------------
 Brokerage commissions                   yen  3,089     yen  3,252      yen  2,940       $  22
 Gains on investment securities, net         16,611          8,803          15,427         116
                                         ----------     ----------      ----------       -----
                                         yen 19,700     yen 12,055      yen 18,367       $ 138
                                         ==========     ==========      ==========       =====
 ---------------------------------------------------------------------------------------------

     Trading activities-- Gains on investment securities, net, include net trading revenue on trading securities amounting to yen 1,390 million, yen 552 million and yen 442 million ($3 million) for fiscal 2000, 2001 and 2002, respectively. A loss of yen 15 million, a gain of yen 444 million and a gain of yen 225 million ($2 million) on derivative trading instruments are also included in gains on investment securities, net, for fiscal 2000, 2001 and 2002, respectively.

19. Life Insurance Operations

     Life insurance premiums and related investment income in fiscal 2000, 2001 and 2002 consist of the following:

 ---------------------------------------------------------------------------------------------
                                                                                   Millions of
                                                    Millions of yen                U.S. dollars
                                         -------------------------------------    ------------
                                           2000          2001          2002           2002
 ---------------------------------------------------------------------------------------------
Life insurance premiums                 yen 190,758    yen 141,528     yen 135,479      $1,017
Life insurance related investment
  income                                     15,071         16,786          16,854         126
                                        -----------    -----------     -----------      ------
                                        yen 205,829    yen 158,314     yen 152,333      $1,143
                                        ===========    ===========     ===========      ======
----------------------------------------------------------------------------------------------

     The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in the recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized in proportion to premium revenue recognized. Amortizations charged to income for fiscal 2000, 2001 and 2002 amounted to yen 9,756 million, yen 10,671 million and yen 11,424 million ($86 million), respectively.

20. Other Operations

     Other operating revenues and expenses include revenues and costs from sales of residential apartments, fee income and costs from the servicing of receivables, commission income and costs from sales of commodities funds and revenues and expenses from other operations.

     Other operating revenues in fiscal 2000, 2001 and 2002 consist of following:

 -----------------------------------------------------------------------------------------
                                                                               Millions of
                                                Millions of yen                U.S. dollars
                                     --------------------------------------   ------------
                                       2000          2001          2002           2002
 -----------------------------------------------------------------------------------------
Proceeds on sales of residential
  apartments                        yen 35,291    yen 36,928     yen  58,078      $436
Other                                   23,118        31,403          63,627       478
                                    ----------    ----------     -----------      ----
                                    yen 58,409    yen  68,331    yen 121,705      $914
                                    ==========    ==========     ===========      ====
------------------------------------------------------------------------------------------

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

     A reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2000, 2001 and 2002 is as follows:

 ---------------------------------------------------------------------------------------------
                                                                                   Millions of
                                                    Millions of yen                U.S. dollars
                                         -------------------------------------    ------------
                                           2000          2001          2002           2002
 ---------------------------------------------------------------------------------------------
Net income                              yen 30,642    yen 34,157     yen 40,269        $302
Effect of dilutive securities--
     Convertible notes                          43            87             87           1
                                        ----------    ----------     ----------        ----
Net income for
 diluted EPS computation                yen 30,685    yen 34,244     yen 40,356        $303
                                        ==========    ==========     ==========        ====
----------------------------------------------------------------------------------------------
                                                    Thousands of shares
                                        ----------------------------------------
                                           2000          2001           2002
--------------------------------------------------------------------------------
Weighted- average shares                    79,534        81,760          82,318
Effect of dilutive securities--
   Warrants                                    160           127              41
   Convertible notes                         1,560         3,381           3,962
   Treasury stock                              133           132              74
                                        -----------   ----------     -----------
Weighted- average shares for
 diluted EPS computation                    81,387        85,400          86,395
                                        ==========     =========     ===========
--------------------------------------------------------------------------------

                                                              yen                   U.S. dollars
                                        ----------------------------------------   ------------
                                           2000          2001            2002         2002
--------------------------------------------------------------------------------   ------------
Basic EPS                               yen 385.27    yen 417.77     yen 489.19       $3.67
Diluted EPS                                 377.02        400.99         467.11        3.51
----------------------------------------- ------------ -------------- ----------   ------------

     The computation of diluted income before cumulative effect of a change in accounting principle per share for fiscal 2000, 2001 and 2002 uses the same weighted-average shares used for the computation of diluted EPS, and reflects the effects of assumed conversion of convertible notes in diluted income before cumulative effect of a change in accounting principle.

     EPS has been adjusted for stock splits retroactively.

22. Derivative Financial Instruments and Hedging

     The Company and its subsidiaries are party to derivative financial instruments that use in the normal course of business to reduce exposure to fluctuations in interest and foreign currency rates.

(a) Cash flow hedges

     The Company and its subsidiaries designate interest rate swap agreements as cash flow hedges for variability of cash flows originated from floating rate borrowings. The interest rate swap agreements mature at various dates through 2009. Adoption of FASB Statement No. 133 resulted in a reduction of other comprehensive income (loss) of yen 8,400 million ($63 million) at April 1, 2001. Of that amount, yen 1,914 million ($14 million) was transferred to earnings in fiscal 2002. For fiscal 2002, a net loss of yen 224 million ($2 million) of hedge ineffectiveness associated with instruments designated as cash flow was recorded in earnings. Derivative gains and losses included in net unrealized losses on derivative instruments, which is a part of accumulated other comprehensive income (loss) are reclassified into earnings at the time that the associated hedged transactions impact the income statement. Approximately yen 1,449 million ($11 million) of net derivative losses included in accumulated other comprehensive income (loss), net of applicable income taxes at March 31, 2002 will be reclassified into earnings within twelve months from that date.

(b) Fair value hedges

     The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. A subsidiary hedges a portion of the interest rate exposure of the fair values of certain asset-backed securities using sales of future contracts on treasury securities. The Company's subsidiaries, which issued medium-term notes, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In case that medium-term notes were denominated in other than the subsidiaries' local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2002, a gain of yen 780 million ($6 million) of hedge ineffectiveness associated with instruments designated as fair value hedges was recorded in earnings.

(c) Hedges of net investment in foreign operations

       The Company uses foreign exchange forward contracts, foreign currency swap agreements and borrowings denominated in the subsidiaries' local currencies to hedge the foreign currency exposure of net investment in foreign subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). The net loss of translation adjustments for fiscal 2002 was yen 4,212 million ($32 million).

(d) Trading and other derivatives

     Certain of the Company's subsidiaries engage in trading activities with various future contracts. For risk management purposes, the Company and certain subsidiaries entered into interest rate swap agreements, caps and collars, which are not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries' convertible bonds, in the total face amount of yen 127,572 million ($957 million), and are recorded as stand-alone derivative contracts.

     The following table provides notional amount information about derivative instruments as of March 31, 2001 and 2002. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

------------------------------------------------------------------------------------------
                                                     Millions of yen           Millions of
                                                                              U.S. dollars
                                                --------------------------    ------------
                                                   2001             2002           2002
                                                ----------      ----------    ------------
                                                 Notional         Notional       Notional
                                                  amount           amount         amount
---------------------------------------------------------- -- ------------- --------------
Interest rate risk management:
   Interest rate swap agreements               yen 626,380     yen 482,130        $ 3,618
   Options, caps, floors and collars held           96,153          31,258            235
   Futures                                          71,754          89,371            671

Foreign exchange risk management:
   Foreign exchange forward contracts          yen 104,350     yen  95,410        $   716
   Foreign currency swap agreements                393,084         385,759          2,895

Trading activities:
   Futures                                     yen  72,160     yen 143,518        $ 1,077
   Interest rate swap agreements                    43,154           2,000             15
   Options, caps, floors and collars held           15,380          10,188             76
   Options, caps, floors and collars written        70,474           7,598             57
   Foreign exchange forward contracts                1,651           2,015             15
------------------------------------------------------------------------------------------

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

     At March 31, 2001 and 2002, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries' credit exposures on a geographic basis, approximately yen 3,609 billion, or 74%, at March 31, 2001 and approximately yen 4,267 billion ($32,023 million), or 79%, at March 31, 2002 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks as to foreign countries is exposure attributable to the United States of America.

     The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March 31, 2001 and 2002, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases which exceeded 10% of the consolidated total assets. The percentage of investment in transportation equipment to consolidated total assets is 10.4% and 12.5% as of March 31, 2001 and 2002, respectively.

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

March 31, 2001
-------------------------------------------------------------------------------
                                                           Millions of yen
                                                       ------------------------
                                                       Carrying       Estimated
                                                        amount       fair value
-------------------------------------------------------------------------------
Trading instruments
Trading securities                                yen       581   yen       581
Futures:
  Assets                                                  1,181           1,181
  Liabilities                                               228             228
Options and other derivatives:
  Assets                                                    882             882
  Liabilities                                                84              84
Non-trading instruments
Assets:
  Cash and cash equivalents                             155,411         155,411
  Restricted cash and cash equivalents                   17,072          17,072
  Time deposits                                           8,673           8,673
  Installment loans                                   1,846,511       1,867,074
  Allowance for doubtful receivables on possible
    loan losses                                        (100,192)       (100,192)
  Investment in securities:
    Practicable to estimate fair value                  854,414         854,415
    Not practicable to estimate fair value               87,163          87,163
Liabilities:
  Short-term debt                                     1,562,072       1,562,072
  Deposits                                              178,314         179,376
  Long-term debt                                      2,330,159       2,361,801
Foreign exchange forward contracts:
  Assets                                                  2,273           2,273
  Liabilities                                             1,557           1,557
Foreign currency swap agreements:
  Assets                                                     --           5,044
  Liabilities                                                --          32,822
Interest rate swap agreements:
  Assets                                                     --           7,126
  Liabilities                                                --          17,298
Options and other derivatives:
  Assets                                                    323             (46)
  Liabilities                                                --             657
--------------------------------------------------------------------------------

March 31, 2002
-----------------------------------------------------------------------------------------------------
                                                  Millions of yen            Millions of U.S. dollars
                                              ------------ -----------      ------------ -----------
                                              Carrying      Estimated        Carrying     Estimated
                                               amount       fair value        amount      fair value
-----------------------------------------------------------------------------------------------------
Trading instruments
Trading securities                         yen     879   yen       879      $       7      $      7
Futures:
  Assets                                           222             222              2             2
  Liabilities                                       26              26              0             0
Options and other derivatives:
  Assets                                            63              63              0             0
  Liabilities                                       47              47              0             0
Non-trading instruments
Assets:
  Cash and cash equivalents                    354,748         354,748          2,662         2,662
  Restricted cash and cash equivalents          20,189          20,189            152           152
  Time deposits                                  1,050           1,050              8             8
  Installment loans                          2,273,280       2,293,682         17,060        17,213
  Allowance for doubtful receivables
   on possible loan losses                   (102,050)        (102,050)          (766)         (766)
  Investment in securities:
    Practicable to estimate fair value         734,927         736,637          5,515         5,528
    Not practicable to estimate fair value     125,530         125,530            942           942
Liabilities:
  Short-term debt                            1,644,462       1,644,462         12,341        12,341
  Deposits                                     225,243         227,768          1,690         1,709
  Long-term debt                             2,809,861       2,833,119         21,087        21,262
Foreign exchange forward contracts:
  Assets                                           211             211              2             2
  Liabilities                                    2,126           2,126             16            16
Foreign currency swap agreements:
  Assets                                         4,206           4,206             32            32
  Liabilities                                   34,735          34,735            261           261
Interest rate swap agreements:
  Assets                                         5,073           5,073             38            38
  Liabilities                                   14,399          14,399            108           108
Options and other derivatives:
  Assets                                         4,526           4,526             34            34
  Liabilities                                       35              35              0             0
---------------------------------------------------------------------------------------------------

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

     Long-term debt--The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium- and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates.

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

25. Commitments and Contingent Liabilities

     Commitments, guarantees and contingencies--As of March 31, 2002, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of approximately yen 6,032 million ($45 million).

     The minimum future rentals on non-cancelable operating leases are as follows:

--------------------------------------------------------------------------------
                                                                    Millions of
Year ending March 31,                       Millions of yen         U.S. dollars
                                            ---------------         ------------
2003                                            yen 1,192               $  9
2004                                                1,057                  8
2005                                                  949                  7
2006                                                  843                  6
2007                                                  788                  6
Thereafter                                            813                  6
                                                ---------               ----
Total                                           yen 5,642               $ 42
                                                =========               ====
--------------------------------------------------------------------------------
     The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling yen 5,674 million, yen 5,722 million and yen 6,301 million ($47 million) in fiscal 2000, 2001 and 2002, respectively.

     The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to yen 19,023 million ($143 million) as of March 31, 2002.

     As of March 31, 2002, the Company and its subsidiaries were contingently liable as guarantor for borrowings of yen 42,775 million ($321 million) by customers, principally on consumer loans, and by employees.

     The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met. As of March 31, 2002, the total unused credit available amount is yen 123,748 million ($929 million).

     Litigation--The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims has a material impact on the Company's financial position or results of operations.

26. Segment Information

     The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are identified based on the nature of services for domestic operations and on geographic area for foreign operations. As to the segments of corporate finance, equipment operating leases and real estate related finance in domestic operations, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

     Corporate finance operations are primarily corporate direct financing leases and lending operations other than real estate related lending. Equipment operating lease operations comprised operating leases over measuring equipment, information-related equipment and automobiles. Real estate related finance operations include corporate real estate financing activities as well as personal housing loan lending operations. Real estate operations primarily comprise residential subdivision developments as well as the rental and management of office buildings, hotels and training facilities. Life insurance operations include direct and agency life insurance sales and related activities. The three foreign operating segments, the Americas, Asia and Oceania, and Europe, include direct financing lease operations, investment in securities, collateralized real estate lending and aircraft and ship financing operations. Other operations, which are not deemed by management to be sufficiently material to disclose as separate items and do not fall into the above segment categories, are reported under domestic operations, other. They primarily include securities transactions, venture capital operations and card loans.

     Financial information of the segments for fiscal 2000, 2001 and 2002 is as follows:

 Year ended March 31, 2000
 ----------------------------------------------------------------------------------------------------------------
                                                                                             Millions of yen
                                        -------------------------------------------------------------------------
                                                                     Domestic operations
                                        -------------------------------------------------------------------------
                                                                       Real
                                                      Equitment       estate
                                        Corporate     operating      related      Real        Life
                                         finance        leases       finance     estate    insurance      Other
 ----------------------------------------------------------------------------------------------------------------
 Revenues                            yen   121,415  yen  53,000  yen  17,294 yen  44,873  yen 204,746 yen  30,882
 Interest revenue                           16,326            3       16,268         741           --      18,385
 Interest expense                           31,322        1,267        7,775       4,271           --       2,624
 Depreciation and amortization              31,196       31,097        1,499       3,213          550       2,045
 Other significant non-cash items:
   Provision for doubtful receivables
     and possible loan losses               21,798            6        9,964           5           --       6,173
   Write-downs of long-lived assets            --            --          149       7,398           --          --
   Increase in policy liabilities              --            --           --          --      137,902          --
 Equity in net income (loss) of and
  gain (loss) on sales of affiliates            37           11           28          --           --      (1,679)
 Segment profit (loss)                      40,918        7,823       (3,415)     (8,241)       5,455      (1,036)

 Segment assets                          1,968,590      113,389      597,274     276,494      425,335     242,280
 Long-lived assets                          39,561       63,122        3,617     252,128        3,258       5,352
 Expenditures for long-lived assets         19,316       35,003        3,617      34,183        3,295          87
 Investment in affiliates                      165           22           95          --           --      12,539
 ----------------------------------------------------------------------------------------------------------------

 -------------------------------------------------------------------------------------

                                        ----------------------------------------------
                                               Foreign operations
                                        ---------------------------------


                                           The      Asia and
                                        Americas    Oceania       Europe       Total
 ------------------------------------------------------------------------------------------
 Revenues                             yen  74,525 yen  49,739   yen  18,260   yen   614,734
 Interest revenue                          26,985      14,882         6,730         100,320
 Interest expense                          33,852      22,003         9,584         112,698
 Depreciation and amortization              4,405      13,354         5,844          93,203
 Other significant non-cash items:
   Provision for doubtful receivables
     and possible loan losses               4,505       2,627           495          45,573
   Write-downs of long-lived assets           334          --            --           7,881
   Increase in policy liabilities              --          --            --         137,902
 Equity in net income (loss) of and
  gain (loss) on sales of affiliates           38       1,081            19            (465)
 Segment profit (loss)                     18,775       3,371           278          63,928

 Segment assets                           691,403     369,540       159,608       4,843,913
 Long-lived assets                         55,312      76,674        60,485         559,509
 Expenditures for long-lived assets        41,903      29,510             1         166,915
 Investment in affiliates                  29,729       9,156           163          51,869
 ------------------------------------------------------------------------------------------

Year ended March 31, 2001
 ------------------------------------------------------------------------------------------------------------------
                                                                                             Millions of yen
                                        ---------------------------------------------------------------------------
                                                                     Domestic operations
                                        ---------------------------------------------------------------------------
                                                                       Real
                                                      Equitment       estate
                                        Corporate     operating      related      Real        Life
                                         finance        leases       finance     estate    insurance      Other
 ------------------------------------------------------------------------------------------------------------------
 Revenues                            yen   113,113  yen  61,677  yen  24,262  yen  48,438  yen 157,636  yen  36,215
 Interest revenue                           17,368            2       17,746          482           --       24,110
 Interest expense                           25,573        1,058        6,341        3,732           --        3,570
 Depreciation and amortization              35,679       35,291          413        5,670          523        1,964
 Other significant non-cash items:
   Provision for doubtful receivables
     and possible loan losses               14,726          292        8,650           10           --        8,610
   Write-downs of long-lived assets             --           --           --        4,090           --           --
   Increase in policy liabilities               --           --           --           --       67,444           --
 Equity in net income (loss) of and
  gain (loss) on sales of affiliates           122            8           5            --           --          852
 Segment profit (loss)                      44,427       11,165       1,944        (4,604)       5,982        1,035

 Segment assets                          1,889,538      134,270     606,801       310,340      543,886      284,835
 Long-lived assets                          48,233       85,523         984       242,464        3,208          247
 Expenditures for long-lived assets         24,729       59,957         931        29,277           --           --
 Investment in affiliates                       60           27         372            --           --       13,511
 ------------------------------------------------------------------------------------------------------------------

Year ended March 31, 2001
 -------------------------------------------------------------------------------------

                                        ----------------------------------------------
                                               Foreign operations
                                        ---------------------------------


                                           The        Asia and
                                         Americas      Oceania      Europe         Total
 ------------------------------------------------------------------------------------------
 Revenues                              yen  79,397   yen 48,735   yen 15,151    yen 584,624
 Interest revenue                           30,563       12,047        6,020        108,338
 Interest expense                           39,235       20,119        7,235        106,863
 Depreciation and amortization               3,894       14,293        5,462        103,189
 Other significant non-cash items:
   Provision for doubtful receivables
     and possible loan losses               11,170        1,079           47         44,584
   Write-downs of long-lived assets             --           --           --          4,090
   Increase in policy liabilities               --           --           --         67,444
 Equity in net income (loss) of and
  gain (loss) on sales of affiliates           337        1,321           --          2,645
 Segment profit (loss)                       8,896        1,203          716         70,764

 Segment assets                            804,118      402,707      158,646      5,135,141
 Long-lived assets                          90,621       76,071       61,091        608,442
 Expenditures for long-lived assets         33,701       25,969           --        174,564
 Investment in affiliates                   25,835       11,398           --         51,203
 ------------------------------------------------------------------------------------------

Year ended March 31, 2002
 --------------------------------------------------------------------------------------------------------------------
                                                                                             Millions of yen
                                        -----------------------------------------------------------------------------
                                                                     Domestic operations
                                        -----------------------------------------------------------------------------
                                                                       Real
                                                      Equitment       estate
                                        Corporate     operating      related        Real        Life
                                         finance        leases       finance       estate    insurance      Other
 --------------------------------------------------------------------------------------------------------------------
 Revenues                            yen   118,794  yen  67,319  yen    31,582  yen  85,516  yen 154,296  yen  49,139
 Interest revenue                           16,983           23         20,399          235           --      34,015
 Interest expense                           17,295        1,157          5,572        2,843            1       3,614
 Depreciation and amortization              37,031       41,885          1,039        6,103          373       3,565
 Other significant non-cash items:
    Provision for doubtful receivables
     and possible loan losses               18,069           24          7,563            5           --      12,578
    Write-downs of long-lived assets            --           --             --        2,716           --          --
    Increase in policy liabilities              --           --             --           --       40,777          --
 Equity in net income (loss) of and
  gain (loss) on sales of affiliates            74           (2)             8            3           --       1,865
 Segment profit (loss)                      48,066        9,906          5,654        5,842        5,764       4,941

 Segment assets                          1,960,380      147,444      1,012,896      326,473      543,738     352,433
 Long-lived assets                          47,894       99,090         33,013      251,186          990         244
 Expenditures for long-lived assets         21,971       55,038         10,560       23,905           --          --
 Investment in affiliates                      143           24            381           --           --      33,335
 --------------------------------------------------------------------------------------------------------------------

Year ended March 31, 2002
 ------------------------------------------------------------------------------------------

                                        ---------------------------------------------------
                                                Foreign operations
                                        ---------------------------------


                                           The        Asia and
                                         Americas      Oceania      Europe         Total
 ------------------------------------------------------------------------------------------
 Revenues                              yen  75,195   yen 56,677   yen 14,716  yen   653,234
 Interest revenue                           33,804       11,686        4,002        121,147
 Interest expense                           28,229       17,472        7,931         84,114
 Depreciation and amortization               3,836       15,386        6,166        115,384
 Other significant non-cash items:
   Provision for doubtful receivables
     and possible loan losses               10,434        2,519          175         51,367
   Write-downs of long-lived assets             --           --           --          2,716
   Increase in policy liabilities               --           --           --         40,777
 Equity in net income (loss) of and
  gain (loss) on sales of affiliates        (1,851)       1,330         (310)         1,117
 Segment profit (loss)                         810        5,433          600         87,016

 Segment assets                            794,330      435,093      113,844      5,686,631
 Long-lived assets                          86,891       77,610       59,097        656,015
 Expenditures for long-lived assets             --       30,316           --        141,790
 Investment in affiliates                   25,739       13,398           --         73,020
 ------------------------------------------------------------------------------------------

Year ended March 31, 2002
 ----------------------------------------------------------------------------------------------------------------
                                                                                         Millions of U.S. dollars
                                        -------------------------------------------------------------------------
                                                                     Domestic operations
                                        -------------------------------------------------------------------------
                                                                       Real
                                                      Equitment       estate
                                        Corporate     operating      related      Real        Life
                                         finance        leases       finance     estate    insurance      Other
 ----------------------------------------------------------------------------------------------------------------
Revenues                                  $    892     $    505      $   237     $   642       $1,158        $368
 Interest revenue                              127            0          153           2           --         255
 Interest expense                              130            9           42          21            0          26
 Depreciation and amortization                 278          314            8          46            3          27
 Other significant non-cash items:
  Provision for doubtful receivables
     and possible loan losses                  136            0           57           0           --          94
  Write-downs of long-lived assets              --           --           --          20           --          --
  Increase in policy liabilities                --           --           --          --          306          --
 Equity in net income (loss) of and
  gain (loss) on sales of affiliates             1           (0)           0           0           --          13
 Segment profit (loss)                         361           74           42          44           43          38

 Segment assets                             14,712        1,107        7,601       2,450        4,081       2,645
 Long-lived assets                             359          744          248       1,885            7           2
 Expenditures for long-lived assets            165          413           79         179           --          --
 Investment in affiliates                        1            0            3          --           --         250
 ----------------------------------------------------------------------------------------------------------------
Year ended March 31, 2002
 ---------------------------------------------------------------------------------------

                                        ------------------------------------------------
                                                  Foreign operations
                                        -----------------------------------


                                           The        Asia and
                                         Americas      Oceania       Europe       Total
 ---------------------------------------------------------------------------------------
Revenues                                  $    564      $   425      $   111      $4,902
 Interest revenue                              254           88           30         909
 Interest expense                              212          131           60         631
 Depreciation and amortization                  29          115           46         866
 Other significant non-cash items:
  Provision for doubtful receivables
     and possible loan losses                   78           19            1         385
  Write-downs of long-lived assets              --           --           --          20
  Increase in policy liabilities                --           --           --         306
 Equity in net income (loss) of and
  gain (loss) on sales of affiliates           (14)          10           (2)          8
 Segment profit (loss)                           6           41            4         653

 Segment assets                              5,961        3,265          854      42,676
 Long-lived assets                             652          582          444       4,923
 Expenditures for long-lived assets             --          228           --       1,064
 Investment in affiliates                      193          101           --         548
 ---------------------------------------------------------------------------------------

     The accounting policies of the segments are almost the same as those described in Note 1 ("Significant Accounting and Reporting Policies") except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Equity in net income of affiliates and minority interest income, which are recognized as net of tax on a consolidated basis, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses, are excluded from the segment profit or loss.

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

     The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are revenues, segment profit and segment assets. Other items do not have a material difference between segment amounts and consolidated amounts.

--------------------------------------------------------------------------------------------------------------
                                                                       Millions of yen             Millions of
                                                                                                  U.S. dollars
                                                      ----------------------------------------    ------------
                                                         2000          2001             2002           2002
--------------------------------------------------------------------------------------------------------------
Revenues:
  Total revenues for segments                      yen   614,734   yen   584,624   yen   653,234       $ 4,902
    Revenue related to corporate assets                    1,779           1,525           5,228            40
                                                   -------------   -------------   -------------       -------
Total consolidated revenues                        yen   616,513   yen   586,149   yen   658,462       $ 4,942
                                                   =============   =============   =============       =======
Segment profit:
  Total profit for segments                        yen    63,928   yen    70,764   yen    87,016       $   653
    Unallocated interest expenses, general and
      administrative expenses                             (3,374)         (5,228)         (4,215)          (32)
    Adjustment of income tax expenses to equity in
     net income and minority income                         (537)           (676)         (1,324)          (10)

    Unallocated write-downs of securities                 (9,772)         (5,688)         (7,556)          (57)
    Unallocated other gain or loss                         1,803              64            (882)           (6)
                                                   -------------   -------------   -------------       -------
Total consolidated income before income taxes      yen    52,048   yen    59,236   yen    73,039       $   548
                                                   =============   =============   =============       =======
Segment assets:
  Total assets for segments                        yen 4,843,913   yen 5,135,141   yen 5,686,631       $42,676
    Advances                                             (89,676)       (141,148)      (158,089)        (1,186)
    Investment in affiliates (not
      including loans)                                   (51,869)        (51,203)       (73,290)          (550)
    Corporate assets                                      62,453          86,765         72,897            547
                                                   -------------   -------------   ------------        -------
Total consolidated operating assets                yen 4,764,821   yen 5,029,555   yen 5,528,149       $41,487
                                                   =============   =============   =============       =======
------------------------------------------------------------------------------------------------------------

     FASB Statement No. 131 ("Disclosure about Segments of an Enterprise and Related Information") requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for domestic operations and on geographic area for foreign operations, the information required as an enterprise-wide one is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are material. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the foreign subsidiaries and foreign affiliates.

     FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of business includes the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2000, 2001 and 2002.

27. Subsequent Events

     On May 7, 2002, ORIX JREIT Inc., a wholly owned subsidiary of the Company, submitted a filing to the Tokyo Stock Exchange indicating its intention to make an initial public offering of investment units in ORIX JREIT Inc. On May 31, 2002, the Company entered into an underwriting agreement with the underwriters whereby the underwriters, subject to final closing of the transaction, agreed to acquire 98,700 units or approximately 80% of the issued and outstanding units of ORIX JREIT Inc. from the Company. The Company expects to receive the proceeds of approximately yen 50 billion on June 12, 2002.

     On May 24, 2002, the Company announced that it had reached a basic understanding with Nippon Steel Corporation and Nippon Steel Trading Co., Ltd. to purchase 90% of the outstanding shares of Nittetsu Lease Co., Ltd. from Nippon Steel Trading Co., Ltd. The purchase is anticipated to be completed in July 2002. Nittetsu Lease Co., Ltd. had a book value in total assets of approximately yen 137 billion as of March 31, 2002.

     On May 28, 2002, the board of directors of the Company resolved to issue $894.2 million of zero coupon-senior notes with stock acquisition rights due on June 14, 2022. On May 29, 2002, the Company entered into a subscription agreement with the underwriter of the notes. The Company expects to receive the proceeds of approximately $350 million on June 14, 2002 and intends to use the proceeds for general corporate purposes, including financing the activities of the Company's subsidiaries, working capital and repayment of existing debt. If the underwriter exercises an over-allotment option in full, the principal amount at maturity and the proceeds of the notes will increase to $1,022 million and $400 million, respectively.

ORIX Corporation and Subsidiaries

Schedule II -- Valuation and Qualifying Accounts and Reserves
For the year ended March 31, 2002

--------------------------------------------------------------------------------------------------------------------
                                                                  Millions of yen
                                ------------------------------------------------------------------------------------
                                                Addition:
                                 Balance at     Charged to    Deduction:    Deduction:                   Balance at
                                beginning of    costs and       Cash          Asset       Translation      end of
          Description              period        expenses      Payment      Impairment    Adjustment       period
--------------------------------------------------------------------------------------------------------------------
Restructuring cost:
  Closed office lease
    obligations                 yen     --      yen   341    yen     (3)    yen    --      yen    27      yen    365
  Disposal of equipment                 --            458            --          (458)            --              --
  Severance and other
    benefits to terminated
    employees                           --            931          (731)           --             16             216
  Other closure, employee
    and professional costs              --            855          (753)           --              8             110
                                ----------     ----------    ----------     ---------     ----------      ----------
          Total                 yen     --     yen  2,585    yen (1,487)    yen  (458)    yen     51      yen    691
                                ==========     ==========    ==========     =========     ==========      ==========
--------------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

     ORIX CORPORATION



     By:  Masaru Hattori
        ----------------------

     Title: Attorney-in-Fact
            Corporate Senior Vice President



     Date: June 28, 2002

                                 EXHIBIT INDEX

Exhibit Number         Description
--------------         -----------

   Exhibit 1.1         Amended Articles of Incorporation of ORIX Corporation

   Exhibit 10.1 Letter to the Securities and Exchange Commission regarding representations made by Asahi & Co., a member firm of Anderson Worldwide SC