Form 20-F
period 2003-03-31
ORIX CORP
filed 2003-07-25
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-14856

ORIX KABUSHIKI KAISHA

(Exact name of Registrant as specified in our charter)

ORIX CORPORATION

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

3-22-8 Shiba, Minato-ku

Tokyo 105-8683, Japan
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class		on which registered

(1)	Common stock without par value (the “Shares”)	New York Stock Exchange*
(2)	American Depository Shares (“ADSs”), each of which represents one-half of one Share	New York Stock Exchange
(3)	0.375% Convertible Notes due 2005 (the “Notes”)	New York Stock Exchange
(4)	American Depository Notes (“ADNs”), each of which represents one Note in the principal amount of ¥2,000,000	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2003, 84,365,914 Shares and 984,920 ADSs are outstanding.

      Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑          No ☐

      Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ☐          Item 18  ☑

*Not for trading, but only in connection with the registration of American Depositary Shares.

i

CERTAIN DEFINED TERMS, CONVENTIONS AND PRESENTATION OF

FINANCIAL INFORMATION

      As used in this annual report, unless the context otherwise requires, “Company” and “ORIX” refer to ORIX Corporation and “we,” “us,” “our” and similar terms refer to ORIX Corporation and its subsidiaries.

      In this annual report, “subsidiary” and “subsidiaries” refer to consolidated subsidiaries of ORIX, companies in which ORIX owns more than 50%, and “affiliate” and “affiliates” refer to all of our affiliates accounted for by the equity method, companies in which ORIX owns 20-50% and has the ability to exercise significant influence over their operations.

      The consolidated financial statements of ORIX have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

      References in this annual report to “yen” or “¥” are to Japanese yen and references to “US$”, “$” or “dollars” are to United States dollars.

      Certain monetary amounts included in this annual report have been subject to rounding adjustments; accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sum of the figures which precede them.

      The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2003 is referred to throughout this annual report as fiscal 2003 or the 2003 fiscal year, and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

FORWARD LOOKING STATEMENTS

      This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21(E) of the Securities Exchange Act of 1934. When included in this annual report, the words, “will,” “should,” “expects,” “intends,” “anticipates,” “estimates” and similar expressions, among others, identify forward looking statements. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information — Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosure About Market Risk,” inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. These forward looking statements are made only as of the date of this annual report. The Company expressly disclaims any obligation or undertaking to release any update or revision to any forward looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

ii

PART I

Item 1.     Identity of Directors, Senior Management and Advisors.

      Not applicable.

Item 2.     Offer Statistics and Expected Timetable.

      Not applicable.

Item 3.     Key Information.

Selected Financial Data

      The following selected consolidated financial information has been derived from our consolidated financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included in this annual report, which have been audited by Asahi & Co., a member firm of KPMG International, a Swiss nonoperating association.

	Year ended March 31,

	1999	2000	2001	2002	2003	2003

	(In millions of yen and millions of U.S. dollars)
INCOME STATEMENT DATA
Total revenues	¥593,941	¥616,513	¥586,149	¥658,462	¥683,645	$5,688
Total expenses	562,899	563,627	529,001	585,093	645,562	5,371
Operating income	31,042	52,886	57,148	73,369	38,083	317
Equity in net income (loss) of affiliates	(7,705)	665	29	(449)	6,203	51
Gain (loss) on sales of affiliates	3,978	(1,503)	2,059	119	2,002	17
Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	27,315	52,048	59,236	73,039	46,288	385
Net income	25,621	30,642	34,157	40,269	30,243	252

	As of March 31,

	1999	2000	2001	2002	2003	2003

	(In millions of yen and millions of U.S. dollars except number of Shares)
BALANCE SHEET DATA
Investment in direct financing leases(1)	¥1,952,842	¥1,744,953	¥1,657,709	¥1,658,669	¥1,572,308	$13,081
Installment loans(1)	1,761,887	1,791,439	1,846,511	2,273,280	2,288,039	19,035

Subtotal	3,714,729	3,536,392	3,504,220	3,931,949	3,860,347	32,116
Investment in operating leases	411,156	397,576	451,171	474,491	529,044	4,401
Investment in securities	576,206	758,381	942,158	861,336	677,435	5,636
Other operating assets	73,345	72,472	132,006	260,373	101,481	844

Operating assets(2)	4,775,436	4,764,821	5,029,555	5,528,149	5,168,307	42,997
Allowance for doubtful receivables on direct financing leases and probable loan losses	(132,606)	(136,939)	(141,077)	(152,887)	(133,146)	(1,108)
Other assets	704,806	713,660	702,833	974,957	895,906	7,454

Total assets	¥5,347,636	¥5,341,542	¥5,591,311	¥6,350,219	¥5,931,067	$49,343

Short-term debt	¥2,184,983	¥1,912,761	¥1,562,072	¥1,644,462	¥1,120,434	$9,321
Long-term debt	2,036,028	1,942,784	2,330,159	2,809,861	2,856,613	23,766
Common stock	20,180	41,688	41,820	51,854	52,067	433
Additional paid-in capital	37,464	59,285	59,885	69,823	70,002	582
Shareholders’ equity	327,843	425,671	461,323	502,508	505,458	4,205
Number of issued Shares	64,870,299	68,630,294	82,388,025	84,303,985	84,365,914	—

	1999	2000	2001	2002	2003

KEY RATIOS(3)
Return on equity (ROE)	7.99	8.13	7.70	8.36	6.00
Return on assets (ROA)	0.47	0.57	0.62	0.67	0.49
Shareholders’ equity ratio	6.13	7.97	8.25	7.91	8.52
Allowance/ investment in direct financing leases and installment loans	3.57	3.87	4.03	3.89	3.45
PER SHARE DATA AND EMPLOYEES	(In yen except number of employees)
Shareholders’ equity per Share	¥4,232.02	¥5,199.12	¥5,646.11	¥6,007.52	¥6,039.43
Basic earnings per Share(4)	330.43	385.27	417.77	489.19	361.44
Diluted earnings per Share(4)	330.43	377.02	400.99	467.11	340.95
Cash dividends per Share	15.00	15.00	15.00	15.00	15.00
Numbers of Employees	9,037	9,503	9,529	11,271	11,833

(1)	The sum of assets considered more than 90 days past due and total impaired assets measured pursuant to Financial Accounting Standards Board, or FASB, Statement No. 114 amounted to ¥271,177 million as of March 31, 2000, ¥258,432 million as of March 31, 2001, ¥255,123 million as of March 31, 2002 and ¥205,690 million as of March 31, 2003. These sums included investment in direct financing leases considered more than 90 days past due of ¥53,743 million as of March 31, 2000, ¥53,515 million as of March 31, 2001, ¥67,924 million as of March 31, 2002 and ¥47,825 million as of March 31, 2003, installment loans (excluding amounts covered by FASB Statement No. 114) considered more than 90 days past due of ¥91,513 million as of March 31, 2000, ¥84,827 million as of March 31, 2001, ¥74,199 million as of March 31, 2002 and ¥60,587 million as of March 31, 2003, and installment loans considered impaired in accordance with FASB Statement No. 114 of ¥125,921 million as of March 31, 2000, ¥120,090 million as of March 31, 2001, ¥113,000 million as of March 31, 2002 and ¥97,278 million as of March 31, 2003. See “Item 5.

Operating and Financial Review and Prospects— Results of Operations— Direct Financing Leases” and “—Installment Loans and Investment Securities.”

(2)	Operating assets are defined as all assets subject to regular, active sales and marketing activities including the assets shown on the balance sheet as investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets. Operating assets are calculated before allowance for doubtful receivables on direct financing leases and probable loan losses.

(3)	Return on equity is the ratio of net income for the period to average shareholders’ equity during the period. Return on assets is the ratio of net income for the period to average total assets during the period. Shareholders’ equity ratio is the ratio as of the period end of shareholders’ equity to total assets. Allowance/ investment in direct financing leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on direct financing leases and probable loan losses to the sum of investment in direct financing leases and installment loans.

(4)	Basic earnings per share and Diluted earnings per share have been retroactively adjusted for a stock split.

      In certain parts of this annual report, we have translated Japanese yen amounts into U.S. dollars for the convenience of readers. The rate that we used for translations was ¥120.20 = US$1.00, which was the approximate exchange rate in Japan on March 31, 2003 using the telegraphic transfer rate of the Bank of Tokyo-Mitsubishi, Ltd. The following table provides the noon buying rates for Japanese yen expressed in Japanese yen per US$1.00 during the periods indicated. No representation is made that the Japanese yen or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,

	1999	2000	2001	2002	2003

	(Yen per U.S. dollar)
High	¥147.14	¥124.45	¥125.54	¥134.77	¥133.40
Low	108.83	101.53	104.19	115.89	115.71
Average (of noon buying rates available on the last day of each month during the period)	128.10	110.02	111.65	125.64	121.10
At period-end	118.43	102.73	125.54	132.70	118.07

      The following table provides the high and low noon buying rates for Japanese yen per $1.00 during the months indicated.

	High	Low

2003
January	¥120.18	¥117.80
February	121.30	117.14
March	121.42	116.47
April	120.55	118.25
May	119.50	115.94
June	119.87	117.46

Risk Factors

Our business may continue to be adversely affected by the recession in Japan

      Our business may continue to be adversely affected by the recession in Japan. The recession may affect our new business origination volume, the credit quality of our assets, the valuation of our long-lived assets and margins on operating assets.

      The Japanese economy has shown slow growth or negative growth for most of the last decade. Although from 1995 to early 1997 the economy recovered to some extent, since 1997 recessionary conditions have prevailed.

      As a result of adverse economic conditions in Japan, we may be unable to originate more leases and loans and our non-performing assets may increase. Our allowance for doubtful receivables on direct financing leases and probable loan losses may prove to be inadequate. Adverse economic conditions may prevent our customers from meeting their financial obligations. The value of collateral securing our loans and the value of equipment that we lease to customers may decline. Our ability to re-lease or remarket equipment on favorable terms may also be limited by adverse economic conditions in Japan. In addition, we may not be able to sell the residential condominiums or other properties that we build, or we may be forced to sell the properties below cost at a loss.

Continued deflation in Japan may adversely affect the value of our long-lived assets

      In the fiscal year ended March 31, 2003 we recorded write-downs of long-lived assets totaling ¥50,682 million for real estate assets including golf courses, rental condominiums, office buildings, hotels, corporate dormitories and other properties in Japan. Based on segment information, we had a total of ¥635,233 million of long-lived assets in Japan and overseas as of March 31, 2003. Deflation or other adverse conditions in Japan or overseas may affect the value of long-lived assets we own and we may be required to write-down additional assets if it is unlikely that we are able to recover the carrying value of such assets. Any such event may have an adverse effect on our results of operations and financial condition.

Our credit losses on exposures to Japanese real estate-related companies and construction companies may exceed our allowances for these loans

      At March 31, 2003, we had loans outstanding of ¥327,697 million to real estate-related companies and construction companies. Of that amount, we maintained an allowance for probable loan losses of ¥20,394 million. Our allowance for doubtful receivables on direct financing leases and probable loan losses may be inadequate to cover credit losses on our loans to real estate-related companies and construction companies.

      Japanese real estate-related companies and construction companies have been severely affected by the collapse of the bubble economy in Japan. Because of the large declines in real estate prices, these companies have suffered enormous losses on investments in real estate. Some of these losses have been recognized in the financial statements of these companies and some have not. Companies in these sectors are suffering from other difficult business conditions resulting from the collapse of the bubble economy, including the lack of liquidity in the real estate market and a decrease in major development projects. Therefore, these companies may have difficulty paying amounts due on loans. In addition, the value of real estate collateral securing our loans from real estate-related companies and construction companies may further decline. This may prevent us from fully recovering our loans to those companies if they default on their obligations.

Our business may continue to be adversely affected by adverse economic conditions in the United States

      A substantial portion of our revenue is derived from our operations in the United States, and we have significant investments in securities of U.S. issuers, and loans and leases to U.S. companies. The economic conditions in the United States have remained uncertain during the last fiscal year. Our operations have been and may continue to be adversely affected by deteriorated economic conditions in the United States. Adverse effects on our U.S. operations might include:

•	an increase in provisions for doubtful receivables and probable loan losses if the financial condition of our U.S. customers deteriorates;

•	an increase in write-downs of securities and other investments if the market values of securities continue to decline and such declines are not expected to be temporary or as a consequence of the insolvency of issuers; and

•	losses on sale of or unrealized loss on real estate holdings if the value of our real estate in the United States declines significantly.

Our business may be adversely affected by continued adverse conditions in the airline industry

      As of March 31, 2003, we had approximately ¥120 billion of bonds, installment loans, operating leases and investments related to the airline industry. Due to the deterioration of operating conditions of the airline industry, we made provisions for doubtful receivables and probable loan losses of approximately ¥5.3 billion and recorded approximately ¥900 million in write-downs of securities in the fiscal year ended March 31, 2003. The airline industry continues to experience financial difficulties worldwide, particularly in North America. A number of airlines have declared bankruptcy, and there may be additional bankruptcies in the near future. Our results of operations and financial condition have been adversely affected and may continue to be adversely affected by the adverse conditions in the airline industry.

      Most of our exposure to the airline industry is collateralized, mainly by aircraft. If the value of the collateral declines, we may record additional losses. In addition, since our exposure to the airline industry is not fully collateralized, we are also exposed to the general credit risk of airlines.

Adverse developments affecting other Asian economies may continue to adversely affect our business

      The economies of Hong Kong, Indonesia, Malaysia, Korea and other Asian countries where we operate have experienced problems since the second half of 1997. In 2003, there has also been an outbreak of Severe Acute Respiratory Syndrome (“SARS”) which may further exacerbate the economic conditions of these Asian countries. We may suffer losses on investments in these countries and poor operating results on our businesses in these countries if these countries experience

•	declines in the value of the local currency,

•	declines in gross domestic product,

•	declines in corporate earnings,

•	political turmoil, or

•	stock market volatility.

      These and other factors could result in

•	lower demand for our services,

•	further deterioration of credit quality of our customers in Asian markets,

•	the need to provide financial support to our Asian subsidiaries or affiliates, or

•	further write-offs of Asian assets.

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

We may suffer losses on our investment portfolio

      We hold large investments in debt and equity securities, mainly in Japan and the United States. As of March 31, 2003, the carrying amount of our investments in securities was ¥677,435 million. We may suffer losses on these investments because of changes in market prices, defaults or other reasons. 5.3% of our investment in securities as of March 31, 2003 was marketable equity securities, mainly common stock of Japanese listed companies. The market values of these equity securities are volatile and have declined substantially in recent years. Unrealized gains and losses on debt and equity securities classified as available-for-sale securities are recorded in shareholders’ equity, net of income taxes, and are not directly charged to income. However, declines in market value on available-for-sale securities and held-to-maturity securities are charged to income if we believe that these declines are other than temporary. We recorded ¥19,742 million in charges of this kind in the year ended March 31, 2002 and ¥14,325 million in charges of this kind in the year ended March 31, 2003. We may have to record more charges of this kind in the future.

      We have substantial investments in debt securities, mainly long-term corporate bonds with fixed interest rates. We may realize losses on investments in debt securities as a result of issuer defaults or deterioration in issuers’ credit quality. We may also realize losses on our investment portfolio if market interest rates increase. Current market interest rates for yen-denominated obligations are particularly low.

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

Our allowance for doubtful receivables on direct financing leases and probable loan losses may be insufficient

      We maintain an allowance for doubtful receivables on direct financing leases and probable loan losses. This allowance reflects our judgment of the loss potential, after considering factors such as:

•	the nature and characteristics of obligors,

•	economic conditions and trends,

•	charge-off experience,

•	delinquencies,

•	future cash flows, and

•	the value of underlying collateral and guarantees.

      We cannot be sure that our allowance for doubtful receivables on direct financing leases and probable loan losses will be adequate over time to cover credit losses in these portfolios. This allowance may turn out to be inadequate if adverse changes in the Japanese economy or other economies in which we compete or discrete events adversely affect specific customers, industries or markets. If our allowance for doubtful receivables on direct financing leases and probable loan losses is insufficient to cover these changes or events, we could be adversely affected.

We may lose market share or suffer reduced interest margins if our competitors compete with us on pricing and other terms

      We compete primarily on the basis of pricing, terms and transaction structure. Other important competitive factors include industry experience, client service and relationships. From time to time, our competitors seek to compete aggressively on the basis of pricing and terms and we may lose market share if we are unwilling to match our competitors because we want to maintain our interest margins. Because some of our competitors are larger than us and have access to capital at a lower cost than we have, they may be better able to maintain profitable interest margins while still reducing prices. To the extent that we match our competitors’ pricing or terms, we may experience lower interest margins.

Our access to liquidity and capital may be restricted by economic conditions or potential credit rating downgrades

      Our primary sources of funds are cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets, such as offerings of commercial paper, medium-term notes, straight bonds, asset-backed securitizations and other debt securities. A downgrade in our credit ratings could result in an increase in our interest expense and could have an adverse impact on our ability to access the commercial paper market or the public and private debt markets, which could have an adverse effect on our financial position and liquidity. Even if we are unable to access these markets on acceptable terms, we have access to other sources of liquidity, including bank borrowings, cash flows from our operations and sales of our assets. We cannot be sure, however, that these other sources will be adequate if our credit ratings are downgraded or other adverse conditions arise.

      We continue to rely significantly on short-term funding from Japanese commercial banks. Only a portion of this funding is provided under committed facilities. We also rely on the capital markets as a funding source, including the commercial paper and corporate bond markets. We are taking steps to reduce refinancing risks by diversifying our funding sources and establishing committed credit facilities from Japanese banks and foreign banks. Despite these efforts, committed credit facilities and loans are subject to financial and other covenants and conditions to drawdown, including minimum net worth requirements, and the risk that we will be unable to roll over other short-term funding remains.

Efforts by other companies to reduce their cross-shareholdings may adversely affect market prices for the Shares

      Many companies in Japan have announced plans to reduce their cross-shareholdings in other companies. Our own dispositions of other companies’ shares could encourage those companies to dispose of Shares. Dispositions by other companies of Shares may adversely affect market prices for the Shares.

We expect to be treated as a passive foreign investment company

      We expect, for the purpose of U.S. federal income taxes, to be treated as a passive foreign investment company because of the composition of our assets and the nature of our income. If an investor in our securities is a U.S. person, because we are a passive foreign investment company, such investor will be subject to special U.S. federal income tax rules that may have negative tax consequences on a disposition of such securities or on receipt of certain distributions on such securities and will require annual reporting.

If you hold fewer than 100 shares, you will not have all the rights of shareholders with 100 or more shares

      100 shares constitute one “unit.” Each unit of our shares has one vote. A holder who owns fewer than 100 shares, or ADRs evidencing fewer than 200 ADSs, will own less than a whole unit. The Japanese Commercial Code restricts the rights of a shareholder who holds shares of less than a whole unit. In general, holders of shares constituting less than a unit do not have the right to vote. Transfers of shares constituting less than one unit are significantly limited. Under the unit share system, holders of shares constituting less than a unit have the right to require us to purchase their shares and the right to require us to sell them additional shares to create a whole unit of 100 shares. However, holders of ADRs are unable to withdraw underlying shares representing less than one unit. Therefore, as a practical matter, they cannot require us to purchase these underlying shares. As a result, holders of ADRs with shares in lots of less than one unit may not have access to the Japanese markets through the withdrawal mechanism to sell their shares. The unit share system does not affect the transfer of ADSs, which may be transferred in lots of any size.

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

      ORIX Corporation was established on April 17, 1964 in Osaka, Japan as Orient Leasing Co., Ltd. by three trading companies and five banks that include Nichimen Corporation, Nissho and Iwai (presently Nissho Iwai Corporation, which is part of the Nissho Iwai-Nichimen Holdings Corporation), the Sanwa Bank (presently UFJ Holdings, Inc.), Toyo Trust & Banking (presently UFJ Trust and Bank Limited), the Industrial Bank of Japan and Nippon Kangyo Bank (presently Mizuho Bank, Ltd., Mizuho Holdings, Inc.), and the Bank of Kobe (presently Sumitomo Mitsui Banking Corporation). While these companies remain business partners, they now hold only a limited number of ORIX’s Shares.

      Our initial development occurred during the period of sustained economic growth in Japan during the 1960s and lasted through to the early 1970s. During this time, strong capital spending by the corporate sector fueled demand for equipment, and led to the first wave of newly established leasing companies in Japan. Under the leadership of the late Tsuneo Inui, who served as President from 1967 to 1980, we capitalized on the growing demand in this period by expanding our portfolio of leasing assets.

      It was also during this time that our marketing strategy shifted from a focus on using the established networks of the trading companies and other initial shareholders, to one that concentrated on independent marketing as the number of branches expanded. In April 1970, we listed our shares on the second section of the Osaka Securities Exchange, which at the time was the fastest listing by a new company in post-World War II Japan. Since February 1973, our shares have been listed on the first sections of the Tokyo and Nagoya Stock Exchanges and the Osaka Securities Exchange.

      The 1970s saw the gradual maturing of the Japanese leasing industry and the Japanese economy was adversely affected by the two oil shocks of 1973 and 1979, resulting in reduced growth in capital spending and increased volatility in foreign exchange rates. Despite these difficulties, ORIX continued to grow rapidly by expanding and diversifying its range of products and services to include ship and aircraft leasing along with real estate-related finance and development. Beginning in 1972 with the establishment of ORIX Alpha Corporation (“ORIX Alpha”), which concentrated on leasing furnishings and fixtures to retailers, hotels, restaurants and other users, ORIX set up a number of specialized leasing companies to tap new market potential, including ORIX Auto Leasing Corporation (“ORIX Auto Leasing”) in 1973 and ORIX Rentec Corporation (“ORIX Rentec”) in 1976. With the establishment of ORIX Credit Corporation (“ORIX Credit”) in 1979, we began our move into the retail market by offering financing services to individuals.

      It was also during the 1970s that we began our overseas expansion, commencing with the establishment of our first overseas office in Hong Kong in 1971, followed by Singapore (1972), Malaysia (1973), the United States (1974), Indonesia (1975), South Korea (1975) and the Philippines (1977).

      Yoshihiko Miyauchi became President and CEO in 1980. During this decade, we continued to expand our range of products and services, and placed increased emphasis on strengthening synergies among group companies by emphasizing knowledge sharing and cooperation to make optimal use of corporate resources. This included the focus on cross-selling a variety of products and services to our customers that continues to this day.

      During the 1980s, we began using mergers and acquisitions to expand operations and made our initial investment in ORIX Securities Corporation (“ORIX Securities”— formerly Akane Securities K.K.) and ORIX Estate Corporation (“ORIX Estate”— formerly ORIX Ichioka Corporation), which is involved in real estate and leisure facility management, in order to expand our array of financial products and services.

      In 1988, we acquired one of 12 professional baseball teams in Japan, now called ORIX BlueWave, which has helped raise our name recognition and promote our corporate image. In 1989, we introduced a corporate identity program and changed our name to ORIX Corporation from Orient Leasing Co., Ltd. to reflect our increasingly international profile and diversification into financial services other than leasing.

      In the 1990s, the Japanese economy experienced a protracted period of industrial stagnation, and in the latter half of the decade, instability within the financial sector. Nevertheless, we continued to further develop our financial activities. For example, in 1991, we entered the life insurance business through ORIX Life Insurance Corporation (“ORIX Life Insurance”) (originally the Japanese operations of United of Omaha Life Insurance Company of the United States) and steadily increased our operations in this field. In addition, we entered the commercial mortgage backed securities business through a joint venture with Bank One Corporation of the United States in 1997 (presently a 100% ORIX-owned subsidiary called ORIX Capital Markets, LLC).

      The 1990s was also a decade in which we started to concentrate more efforts on developing our retail business. ORIX Life Insurance commenced sales of a new range of directly marketed life insurance products— ORIX Direct Life Insurance— in September 1997, targeting the consumer life insurance market. In addition, ORIX Trust and Banking Corporation (“ORIX Trust and Banking”— the former Yamaichi Trust & Bank, Ltd.) was acquired in 1998 and has since concentrated primarily on housing loans. With deregulation of brokerage commissions in 1999, ORIX Securities began ORIX ONLINE, an Internet-based brokerage aimed at individuals.

      In 1999, in order to increase the efficiency of our real estate-related operations, we established the Real Estate Finance Headquarters to concentrate primarily on real estate-related finance and ORIX Real Estate Corporation (“ORIX Real Estate”), which focuses on the development, operation and management of real estate in Japan. After this reorganization, we expanded our activities to include loan servicing, real estate investment trusts, commercial mortgage-backed securities, building maintenance and asset management in Japan.

      With the establishment of our Investment Banking Headquarters in 1999, we are attempting to expand our investment banking operations, which include principal investments, corporate rehabilitation and consulting activities.

Strategy

      Our business model over the years has been based primarily on acquiring quality financial and other assets and aiming for interest spreads that compensate us for the risks involved. However, we are now pursuing a strategy of attempting to increase profits without growing assets as we focus on raising profitability and strengthening our balance sheet. We are pursuing a mid-term strategy to achieve this goal using two basic methods. First, we are attempting to increase the spreads and profitability of traditional asset-based activities like leasing and lending by focusing on specialized or niche markets. Second, we are trying to increase our fee and other income not generated primarily by interest spreads by providing investment-banking services to our core customer base of mainly small and medium-sized companies.

Increasing Returns on Asset Businesses

      ORIX Auto Leasing is a specialist automobile lessor. By using our specialization in managing fleets of automobiles, we are providing a cost effective and convenient way for customers to outsource their automobile fleets.

      Our consumer card loan business, where we have concentrated on the niche of providing short-term loans to relatively high income individuals, and our housing loan business, focusing on individuals looking to purchase condominiums for investment purposes, provide two examples of our attempt to generate good returns by focusing on niche areas within the financial services industry. As we continue to attempt to increase spreads in our traditional asset businesses of corporate leasing and lending, we would like to put even more emphasis on specialized and niche businesses to increase our profitability.

Increasing Income from Asset Turnover and Fee Businesses

      Our real estate business provides an example of our emphasis on generating returns by turning assets over. Through our expertise in refurbishing real estate, we believe that we are able to add value to properties such as office and commercial buildings that we purchase. We are also able to use our extensive client base to search for potential tenants to fill these properties. We then attempt to sell off the renovated and leased buildings for a profit.

      Our real estate-related finance business also generates income by accumulating good assets and then selling them off for a gain. We have been an active player in the market for some transactions like non-recourse loans, which can be pooled together and then securitized in the form of commercial mortgage-backed securities (“CMBS”). Other examples include the purchase of distressed loans, where we exercise our rights to the collateral backing such loans, add value to the properties, and then sell them to a third party.

      Up to now, we have developed some fee income by cross-selling insurance, investment and other financial products to our core base of about 500,000 mainly small and medium-sized companies in Japan. Recently, we have taken advantage of our expertise in real estate-related finance to increase our fee income though our building maintenance and loan servicing operations. We also act as the asset manager for a real estate investment trust (“JREIT”) that was listed in June 2002. In addition, we are starting to see more opportunities to develop new types of fee businesses by providing financial solutions such as M&A advisory services to small and medium-sized companies that are looking to restructure or expand their operations.

Overview of Activities

      Our operations presently consist of five major areas: corporate finance, real estate-related businesses, life insurance and retail finance in Japan, and international operations. Corporate finance is primarily the provision of financial products and services, including leasing, lending, and, more recently, investment banking services, to mainly small and medium-sized enterprises. Real estate-related businesses include the development, management, operation and sale of real estate in addition to real estate-related finance, such as non-recourse loans, commercial mortgage-backed securities, loan servicing and real estate investment trusts. Life insurance includes underwriting and agency sales of life insurance products in Japan. Retail finance is primarily the provision of housing loans and consumer card loans. International operations consist primarily of leasing and lending to corporate customers, real estate-related businesses, investment in securities and loan servicing in 22 markets in North America, Asia, Oceania, Europe, Northern Africa and the Middle East.

Profile of Business by Revenues and Operating Assets

      Our activities can be viewed in two primary ways using our consolidated financial information. One is based upon the individual items for revenues and operating assets in our consolidated statements of income and consolidated balance sheets. The other is a breakdown based on segment information. The following provides an explanation of each business based on the first method. For an explanation of each business based on the second method see “—Profile of Business by Segment.”

      The following table shows revenues by revenue type.

	Years ended March 31,

	2001	2002	2003

	(In millions of yen)
Revenues:
Direct financing leases	¥122,003	¥121,914	¥122,928
Operating leases	113,478	120,807	127,608
Interest on loans and investment securities	109,448	121,962	131,590
Brokerage commissions and net gains on investment securities	12,055	18,367	10,857
Life insurance premiums and related investment income	158,314	152,333	138,511
Residential condominium sales	36,928	58,078	71,165
Interest income on deposits	2,520	1,374	526
Other operating revenues	31,403	63,627	80,460

Total revenues	¥586,149	¥658,462	¥683,645

      81% of revenues came from our operations in Japan in fiscal 2003, and 19% were generated from operations overseas.

      No single customer accounted for 10% or more of total revenues for fiscal 2001, 2002 and 2003.

      Except for revenues from fees and commissions and revenue recognized from the sale of some real estate developments such as residential condominiums in which assets are recorded as advances, revenues are generated from the operating assets as shown in the table below.

	As of March 31,

	2001	2002	2003

	(In millions of yen)
Operating Assets:
Investment in direct financing leases	¥1,657,709	¥1,658,669	¥1,572,308
Investment in operating leases	451,171	474,491	529,044
Installment loans	1,846,511	2,273,280	2,288,039
Investment in securities	942,158	861,336	677,435
Other operating assets	132,006	260,373	101,481

Total operating assets	¥5,029,555	¥5,528,149	¥5,168,307

      As of March 31, 2003, 80% of operating assets were in Japan, and 20% overseas.

Direct Financing Leases

      The typical direct financing lease is for one specific user and is generally non-cancelable during the lease term. ORIX purchases the equipment on behalf of the user who usually makes monthly payments of a fixed amount and the financial terms are designed to recover most, if not all, of the initial cost of the equipment, interest and other costs during the initial contractual lease term. In Japan, we usually retain ownership of the equipment and can lease the equipment again or sell it in the secondary markets after the initial lease contract expires. In certain cases, the lessee has an option to purchase the equipment after the lease contract expires, or in the case of what are called hire-purchases, the ownership rights of the equipment transfer to the lessee upon completion of the contract.

      A direct financing lease is treated as a financial asset. When we receive lease payments from lessees, only the interest component and fee component is recorded as revenues on the consolidated statements of income, while the portion of the lease payment attributable to the principal is recognized only in the consolidated statement of cash flows. For more information on revenue recognition of direct financing lease revenues, see Note 1(e) in “Item 18. Financial Statements.”

      Direct financing leases made up 18% of total revenues and 30% of total operating assets in the fiscal year ended March 31, 2003.

      We engage in direct financing lease operations in Japan and in most countries in which we have operations. Our direct financing lease operations cover most types of equipment, broadly categorized into information-related and office equipment, industrial equipment, commercial services equipment, transportation equipment, and other equipment.

Information-Related and Office Equipment

      Information-related and office equipment includes computers and office automation equipment such as photocopy machines. Much of this equipment is leased by the ORIX OQL Headquarters through a program in Japan called “ORIX Quick Lease,” in which independent vendors act as agents to lease these small-ticket items. We have systematized the contract process and automated credit evaluation to improve the efficiency of our origination activities.

Industrial Equipment

      Industrial equipment primarily consists of construction and heavy equipment, and pulp and paper milling equipment. The main companies providing these leases are ORIX in Japan and ORIX Financial Services, Inc. (“OFS”) in the United States.

Commercial Services Equipment

      Commercial services equipment includes vending machines, gaming machines, showcases and point-of-sales systems. The main company providing these leases is ORIX in Japan.

Transportation Equipment

      Transportation equipment within the direct financing lease portfolio consists primarily of automobile fleet leasing to corporate clients. ORIX Auto Leasing and IFCO Inc. (“IFCO”) are our main companies handling operations in Japan. We also have subsidiaries in the United States and in several countries in Asia and Oceania that lease automobiles.

Other Equipment

      Other equipment that we lease includes telecommunications and medical equipment. Most of these leases are made in Japan.

Operating Leases

      Operating leases differ from direct financing leases in that they are generally cancelable by the lessee. We usually do not substantially recoup the initial cost of the item through lease payments during the initial lease term. Therefore, we usually lease out the same item sequentially to more than one customer (or to the same customer under successive lease contracts) during its useful life. We record the entire payments made by customers as revenues and there is a corresponding expense called “Depreciation— Operating Leases.”

      In the Japanese marketplace, operating leases are often referred to as rentals. As the lessor of an operating lease, we bear the inventory risk. This means that we must always maintain strong links to secondary markets for the purchase and sale of used equipment. The principal participants in these informal, unregulated markets are brokers and dealers who specialize in the purchase and sale of used equipment.

      Operating leases made up 19% of consolidated revenues and 10% of total operating assets as of and for the year ended March 31, 2003.

      Our operating leases operations are broadly classified into three principal types of equipment: transportation equipment, precision measuring equipment and personal computers, and real estate and other.

Transportation Equipment

      Transportation equipment that we lease out under operating leases consists mainly of aircraft, automobiles and oceangoing vessels. Our fleet of aircraft as of March 31, 2003 stood at 20 owned and 50 managed aircraft. These are leased principally to European, North American and Asian carriers. We own 18 Airbus 320s, one Airbus 340 and one Boeing 737. We have limited our investment to these types of aircraft due to their relative liquidity in the leasing market. Our aircraft lease operations are managed by ORIX Aviation Systems Corporation (“ORIX Aviation”), based in Ireland. Our two principal markets for automobile operating leases, including car rentals, are Japan and Australia, although we also maintain automobile operating lease operations in several Asian countries.

Precision Measuring Equipment and Personal Computers

      Our specialist subsidiary, ORIX Rentec rents precision measuring equipment and personal computers in Japan and selected overseas markets. Our customers include major Japanese and overseas electronics companies.

      Our measuring and diagnostic equipment is used mainly in manufacturing facilities and research and development centers. This includes:

•	equipment for testing emissions from mobile phones;

•	equipment for testing noise emissions;

•	equipment for testing compliance of electrical circuitry with prescribed standards;

•	laboratory and field use meteorological and environmental testing equipment (pollution monitoring equipment); and

•	equipment for monitoring, testing and evaluating the electromagnetic performance of printed circuit boards and the efficiency of microprocessors.

      ORIX Rentec maintains a website for the auction of used personal computers and measuring equipment.

Real Estate and Other

      Real estate and other consists primarily of the rental of office buildings, corporate dormitories and residential condominiums. We maintain a portfolio of 55 rental dormitories, 44 owned and 11 managed, which we rent to major corporations in Japan for use by their staff. We also own and operate for rental purposes office buildings, approximately 1,800 apartment units, and a number of other real estate properties, located mainly in or near Tokyo and Osaka.

Installment Loans and Investment Securities

      ORIX earns interest income on the installment loans it makes both in Japan and overseas to individuals and corporations. ORIX also earns interest income on its investment in primarily available-for-sale securities. Interest on loans and investment securities accounted for 19% of consolidated revenues for the year ended March 31, 2003. Installment loans made up approximately 44% and investment in securities made up approximately 13% of consolidated operating assets as of March 31, 2003.

      The consolidated balance sheets figures for the balance of installment loans and investment in securities include the operating assets of our life insurance operations, but the consolidated statements of income figures for interest on loans and investment securities exclude revenues from life insurance operating assets. Income stemming from investment related to the life insurance business, including interest income from installment loans and investment securities, and gains on the sale of investment securities, as well as real estate income related to the life insurance operations, is included in life insurance premiums and related investment income in the consolidated statements of income.

Loans to Consumer Borrowers in Japan

      We have three distinct categories of consumer lending in Japan: housing loans, card loans and other lending. We have been providing housing loans since 1980 and new housing loans have been made by ORIX Trust and Banking since 1999. A portion of these loans are to individuals who purchase real estate for investment purposes and a portion are loans to individuals who purchase real estate for self-occupancy purposes. These loans are mainly secured by first or second mortgages. The card loans are uncollateralized revolving loans with a maximum limit of ¥3 million. The other category refers principally to loans made in connection with our securities brokerage operations.

Loans to Corporate Borrowers in Japan

      Loans to corporate borrowers in Japan include loans to real estate-related companies, as well as general corporate lending. Corporate lending covers the spectrum of Japanese corporate lending, including loans to the amusement industry, loans to consumer finance companies, and loans to the Japanese retail sector. These loans are secured primarily by real estate collateral.

Loans to Overseas Borrowers

      Our overseas installment loans include corporate loans, in particular commercial mortgages, in the United States, as well as ship finance out of Hong Kong and Singapore.

Investment in Securities

      We maintain a sizable investment in various securities. The largest segment of this portfolio is the investment of a substantial portion of the reserves in our life insurance operations, which is approximately 50% of our total investment in securities as of March 31, 2003. These reserves are generally invested in yen-denominated corporate debt. Overseas, we also have substantial holdings in corporate debt in the United States, and to a lesser extent, emerging markets in Latin America, Eastern Europe and Southeast Asia. A substantial portion of the interest income on investment securities was made on commercial mortgage-backed securities and high yield bonds which are held in the United States.

Brokerage Commissions and Net Gains on Investment Securities

      All non-interest income and losses (other than foreign currency transaction gain or loss and write-downs of securities) that we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains on investment securities. These include the brokerage commissions of ORIX Securities and the net gains on sales of securities other than those sold by ORIX Life Insurance. Traditionally, “net gains on investment securities” has made up the majority of revenues in this category.

Life Insurance Operations

      Life insurance premiums and related investment income come from ORIX Life Insurance, which is a full-line life insurance underwriter, with the total value of insurance contracts in force at March 31, 2003 amounting to ¥3,749 billion. Life insurance premiums and related investment income accounted for 20% of consolidated revenues for the year ended March 31, 2003. A corresponding expense called “life insurance costs” includes provisions for reserves and the amortization and other costs associated with the life insurance operations.

      Premiums from the sale of life insurance are recorded as life insurance premiums, while interest on loans and investment securities, net gains on the sale of securities, and real estate income related to the life insurance operations are included in life insurance related investment income. For details on the assets and revenues associated with the life insurance related investment income, see “Item 5. Operating and Financial Review and Prospects— Results of Operations— Life insurance premiums and related investment income.”

Residential Condominium Sales

      ORIX Real Estate develops and sells residential condominiums and single dwelling homes in Japan. In the fiscal year ended March 31, 2003 residential condominium sales made up 10% of consolidated revenues. The gross proceeds from the sale of these properties are recognized as revenue in the consolidated statements of income with a corresponding expense item called “costs of residential condominium sales” when the property is transferred to the buyer.

      The assets associated with residential condominium development are primarily advances, which are not included in operating assets.

Interest Income on Deposits

      Interest income on deposits not included in other categories of revenues includes principally interest on bank deposits.

Other Operations

      Other operating revenues are generated from a variety of businesses that include commissions for the sale of insurance and other financial products, revenues from loan servicing and building maintenance, gains on the sale of primarily real estate acquired for the purpose of resale, and revenues from golf courses, a training facility and hotels.

      The revenues from these operations are recorded on our consolidated statements of income as other operating revenues and made up approximately 12% of consolidated revenues in the fiscal year ended March 31, 2003. There is also a corresponding expense called “other operating expenses”.

      The assets associated with other operations are other operating assets such as hotels, golf courses, a training facility and real estate or other assets bought for the purpose of resale, and advances in connection with property developments.

Profile of Business by Segment

      Our reportable segments are based on Financial Accounting Standards Board, or “FASB,” Statement No. 131. They are identified based on the nature of services for operations in Japan and on geographic area for overseas operations. For discussion of the basis for the breakdown of segments, refer to Note 29 in “Item 18. Financial Statements.”

      The following table shows a breakdown of revenues by segment for the years ended March 31, 2001, 2002 and 2003.

	Years ended March 31,

	2001	2002	2003

	(In millions of yen)
Segments in Japan
Corporate Finance	¥113,113	¥118,794	¥125,560
Equipment Operating Leases	61,677	67,319	67,655
Real Estate-Related Finance	24,262	31,582	51,589
Real Estate	48,438	85,516	104,454
Life Insurance	157,636	154,296	138,511
Other	36,215	49,139	61,238

Sub-Total	441,341	506,646	549,007

Overseas Segments
The Americas	79,397	75,195	57,909
Asia and Oceania	48,735	56,677	55,425
Europe	15,151	14,716	13,311

Sub-Total	143,283	146,588	126,645

Total Segment Revenues	584,624	653,234	675,652
Reconciliation of Segment Totals to Consolidated Amounts	1,525	5,228	7,993

Total Consolidated Amounts	¥586,149	¥658,462	¥683,645

Business Segments in Japan

      Operations in Japan are conducted by ORIX and a number of subsidiaries and affiliates. In general, our sales staff in Japan sells the full range of our products, including the cross-selling of products of subsidiaries such as ORIX Auto Leasing, ORIX Rentec and ORIX Life Insurance. However, other subsidiaries, such as our real estate subsidiary, serve more specialized functions. Products and services of these subsidiaries are handled by their dedicated sales staff, whose specialized training and experience are required in the markets they serve.

      Our main customer base is comprised of small and medium-sized companies. However, we have expanded our client base to include large corporations in some business segments, such as the rental of precision measuring equipment and real estate-related finance. We have also targeted individual customers as a growth area in various business segments, such as consumer card loans, housing loans, car rentals and life insurance.

Corporate Finance

      ORIX’s corporate finance operations are primarily direct financing leases and installment loans, other than real estate loans, to corporate customers as well as the sale of a variety of financial products and other fee business. The activities in this segment are conducted primarily through the four sales headquarters of ORIX Corporation— the Tokyo Sales Headquarters, the Kinki (Osaka) Sales Headquarters, the District Sales Headquarters and the OQL Sales Headquarters. ORIX Auto Leasing and IFCO are major subsidiaries in this segment specializing in automobile leasing.

Cross-selling of Financial Solutions

      The sales people in the four sales headquarters form the core of our sales and distribution network in Japan. Leasing and lending activities are often the first contact we have with our customers. These activities provide us with the opportunity to get to know our clients, make an assessment of their particular needs, and offer a variety of solutions responding to the varying needs of our customers, including leases, loans, life and non-life insurance, investment products and building maintenance. As this cross-selling strategy has evolved in recent years, we have attempted to develop capabilities to provide financial solutions that investment banks provide to help companies liquidate assets, merge with other companies or restructure their operations.

Automobile Leasing

      As of March 31, 2003, we had a total of approximately 423,000 vehicles under lease in Japan. Based on the year ended March 31, 2002 data of the Japan Automotive Leasing Association, we had a market share of approximately 15% of the automobile leasing industry in Japan, which we believe made us the largest automobile lessor in Japan.

      In order to diversify our access to secondary markets and increase the returns on the eventual sales of vehicles from our fleet when leases expire, we have established four specialist automobile auction sites in Japan. We sold approximately 40,000 used vehicles in fiscal 2003 through these sites.

Equipment Operating Leases

      The equipment operating lease business principally comprises the rental of precision measuring equipment and personal computers to corporate customers as well as automobile rental operations. The operations are conducted primarily by ORIX Rentec and ORIX Rent-A-Car Corporation (“ORIX Rent-A-Car”).

      We have developed a strong position in the precision measuring equipment and personal computer rental sector in Japan through our subsidiary ORIX Rentec, which has an inventory of more than 380,000 pieces of precision measuring and diagnostic equipment. Our customers include major Japanese and overseas electronics companies. We have also established subsidiaries in Singapore, Malaysia, South Korea and the United Kingdom to provide such services to clients overseas. For a description of the types of equipment leased, see “Item 4.— Operating Leases.”

      ORIX Rent-A-Car, together with our other car rental subsidiaries, owned a total of 28,900 vehicles in Japan, serviced by a network of 357 branches as of March 31, 2003, which makes us the second largest car rental company in Japan according to data of the All Japan Rent-A-Car Association.

Real Estate-Related Finance

      ORIX’s real estate-related finance business encompasses real estate loans to corporate customers and housing loans to individuals. Loans to most corporate customers not in the real estate business are included in the corporate finance segment, even when these loans are secured by real estate. ORIX is also expanding its business involving loan servicing, non-recourse loans, commercial mortgage-backed securities, and real estate investment trusts. The activities in this segment are conducted primarily by the Real Estate Finance Headquarters of ORIX, ORIX Trust and Banking, ORIX Asset Management and Loan Services Corporation and ORIX Asset Management Corporation.

      In April 1998, we acquired ORIX Trust and Banking (then Yamaichi Trust & Bank, Ltd.). This acquisition provided us with a general banking license, which allows us to accept deposits, and a trust business license. The bank’s major operations include the provision of housing loans, including loans to individuals looking to purchase real estate for investment purposes. As of March 31, 2003, ORIX Trust and Banking had deposits of ¥262 billion and housing loan assets of ¥325 billion.

      The market for real estate finance in Japan has undergone substantial changes since the latter half of the 1990s as a result of deregulation and structural changes in the economy. Our activities in this area have followed these changes and in recent years the Real Estate Finance Headquarters has focused on non-recourse lending and commercial mortgage-backed securities, while specialist subsidiaries such as ORIX Asset Management and Loan Services Corporation and ORIX Asset Management Corporation are active in loan servicing and asset management of real estate investment trusts, respectively.

Real Estate

      ORIX’s real estate business consists of both the development and sale of real estate, as well as the management, operation and maintenance of real estate properties. ORIX Real Estate is the subsidiary primarily responsible for activities in this segment.

      We own, operate and provide management services, including tenant and rental income management, for a number of commercial and other properties in Japan, including a corporate training facility, golf courses and hotels. Our real estate development activities cover both residential and commercial property markets in Japan. We sold approximately 1,900 residential apartment units in the year ended March 31, 2002 and approximately 2,300 units in the year ended March 31, 2003. We have also been involved in the development of commercial facilities and office buildings. The expertise that we have accumulated in the Japanese real estate market for nearly two decades coupled with our financing capabilities allow us to provide one-stop development packages.

      Following our acquisition of Nihon Jisho Corporation (“Nihon Jisho”) in April 2001, we also own office building and residential property owned and operated by Nihon Jisho and land for subdivision development, and have subsidiaries involved in building maintenance and real estate appraisal business. In August 2001, we acquired a majority interest of Kansai Maintenance Corporation (“Kansai Maintenance”), a building maintenance company through a tender offer and in March 2002, we acquired the remaining shares of the company through a share exchange. The building maintenance subsidiary of Nihon Jisho and Kansai Maintenance were combined under a new company called ORIX Facilities Corporation (“ORIX Facilities”) in May 2002.

Life Insurance

      The life insurance segment consists of direct and agency life insurance sales and related activities conducted by ORIX Life Insurance. ORIX Life Insurance traditionally sold its insurance products through agents, including ORIX as well as independent agents, to primarily corporate customers.

      In September 1997, ORIX Life Insurance initiated ORIX Direct, which was Japan’s first life insurance offered through direct channels. Since this insurance is sold via newspaper advertisements, the Internet, and other direct channels, administration expenses such as agent fees and marketing office expenses are lower than for agency-based businesses. In an attempt to further strengthen marketing activities and improve administrative efficiency, ORIX Financial Alliance Corporation (“OFA”) was established in October 2002 as an agency for both life and casualty insurance products, including those from ORIX Life Insurance. OFA also offers financial advisory and financial planning services that cover both corporate and retail customers.

Other

      The other segment encompasses consumer card loan operations, venture capital operations, securities transactions and new businesses. The activities in this segment are conducted primarily by ORIX Credit, ORIX Club Corporation (“ORIX Club”), ORIX Capital Corporation (“ORIX Capital”) and ORIX Securities.

      The largest single business in this segment in terms of revenues and operating assets is the consumer card loan operations of ORIX Credit and ORIX Club. The main product of ORIX Credit is its uncollateralized revolving card loans, in particular the VIP Loan Card, which offers customers reasonable loan rates along with a great deal of convenience in withdrawing and repaying funds. For example, money can be withdrawn from approximately 130,000 cash dispensers and ATMs throughout Japan, and partnerships have been formed with a number of banks to allow convenient repayment at about 35,000 ATMs operated by financial institutions throughout Japan. In addition, as part of its card loan business, ORIX Credit has started a guarantor’s service provided to regional banks that are attempting to expand consumer finance operations. As of March 31, 2003, ORIX Credit had agreements with 61 such regional financial institutions to provide such services.

      In 1983, we established ORIX Capital to provide venture capital and related consulting services to companies that are potential candidates for initial public offerings in Japan. As of March 31, 2003, assets under ORIX Capital’s management were ¥24,071 million, consisting mainly of equity securities.

      ORIX Securities is engaged primarily in equity and other securities brokerage activities. Taking advantage of the deregulation of brokerage commissions in October 1999, ORIX Securities offers discount brokerage services to individual investors. As part of this move to further develop our activities, ORIX Securities in May 1999 began to offer “ORIX ONLINE,” an equity trading service available via telephone and the Internet. ORIX Securities has seats on the Tokyo Stock Exchange and the Osaka Securities Exchange.

      A major affiliate in this segment is The Fuji Fire and Marine Insurance Company, Ltd (“Fuji Fire and Marine”). For details of our investment in this company, see Note 11 in “Item 18. Financial Statements.”

Overseas Business Segments

      Since the establishment of our first overseas subsidiary in Hong Kong in 1971, we have competed in selected international markets through subsidiaries and investments in joint ventures as affiliates. As of March 31, 2003, we operated in 22 countries outside Japan through 110 subsidiaries and affiliates. Our overseas operations employ approximately 3,100 employees, and include a network of 175 offices.

The Americas

      ORIX’s principal businesses in the Americas segment are direct financing leases, corporate lending, commercial mortgage-backed securities-related business, real estate development and securities investment.

      After opening a representative office in 1974, we commenced formal operations in the United States in 1981 when we established a wholly-owned subsidiary, ORIX USA Corporation (“OUC”). OUC acts as the holding company for other operations in the United States and has operations in global finance, trade finance and venture finance.

      ORIX Real Estate Equities, Inc. (“OREE”) is a real estate development and management company we acquired in 1987 and its operations focus on three main activities:

•	build-to-suit development of retail, industrial and office projects,

•	the acquisition of office and other properties that offer value-enhancement opportunities, and

•	asset and property management.

      These activities cover properties in our own portfolio as well as third party properties.

      OFS, formerly ORIX Credit Alliance, Inc., specializes in equipment finance and corporate lending. Operations of OFS are conducted by four major business groups.

•	The Equipment Finance Group provides equipment financing to dealers and distributors, national manufacturers, and end-users in industries such as construction and transportation.

•	The Business Credit Group offers secured loans to middle market companies that need funds for acquisitions, growth, working capital, capital expenditures or recapitalization.

•	The Structured Finance Group provides financing and leasing of capital equipment, “turnkey” financing of facilities for a wide variety of businesses, and other creative tax and synthetic lease products for the medium-to large-ticket market.

•	The Public Finance Group provides equipment, real estate and project financing for state and local governments as well as federal agencies.

      ORIX Capital Markets, LLC (“OCM”) (formerly known as ORIX Real Estate Capital Markets, LLC) was established in 1997 as a joint venture between ORIX and Bank One Corporation, a major U.S. super-regional bank. In 1999, OCM became a 100% subsidiary of ORIX. OCM’s major activities include:

•	investing in subordinated commercial mortgage backed securities, focusing on “BB” and lower rated classes of bonds,

•	providing loan servicing and asset management and loan workout services for corporate loans, and

•	investing and trading fixed income corporate securities with less than investment grade ratings.

      In addition to the 100%-owned subsidiaries in the United States, we own 29% of Stockton Holdings Limited (“SHL”), a company headquartered in Bermuda. SHL is active in reinsurance and investment.

Asia and Oceania

      Principal businesses in Asia and Oceania involve direct financing leases, operating leases for transportation equipment, corporate lending and securities investment.

      In 1971 we established our first overseas office in Hong Kong, and had 63 subsidiaries and affiliates in this segment, which includes the Middle East and North Africa, as of March 31, 2003. These companies do business in 18 countries. During about 30 years that we have maintained a presence in Asia, ORIX Asia, based in Hong Kong, has been the base for our expansion and operations in the region. Singapore has been another center for our activity in the region, and we have substantial operations in Australia, Malaysia and Indonesia as well.

      Some of the specialist leasing operations that we have developed in Japan are also being developed in markets in this segment. For example, we have specialized auto leasing operations in countries such as Australia, Indonesia, Singapore, Taiwan, Malaysia and Thailand. In December 2002, we also made an investment in Korea Life Insurance Co., Ltd. (“Korea Life”), which is accounted for by the equity method. For details of this investment, see Note 11 in “Item 18. Financial Statements.”

      We have also expanded our activities into and throughout the Middle East and North Africa through our affiliate ORIX Leasing Pakistan Limited.

Europe

      ORIX’s principal businesses in Europe center on aircraft operating leases, corporate loans, and securities investments.

      We initiated our activities in Europe in 1974, when we established a liaison office in London. We conduct our current European operations principally through ORIX Europe Limited, ORIX Ireland Limited, established in 1988 as a finance vehicle for our European operations, ORIX Aviation in Ireland which has marketing, technical, legal and administrative teams to develop our international aircraft operating lease business, and ORIX Polska S.A., an equipment leasing company in Poland.

      The following is a directory of divisions of ORIX Corporation, and our major subsidiaries and affiliates, broken down by segments. The table includes the name of each division or company, their principal business, the year in which the company was established or acquired and the percent of equity owned by ORIX.

Directory (By Segments)

Operations in Japan

      Unless otherwise indicated, the following companies are incorporated in Japan.

		Established	ORIX
	Principal Business	(Acquired)	Ownership

Corporate Finance
ORIX Corporation		Apr. 1964
Tokyo Sales Headquarters	Leasing, Lending,
Kinki (Osaka) Sales Headquarters	Other Financial Services
District Sales Headquarters
OQL Headquarters

ORIX Alpha Corporation	Leasing, Lending	Mar. 1972	100%

ORIX Auto Leasing Corporation	Automobile Leasing	Jun. 1973	100%

Sun Leasing Corporation	Medical Equipment Leasing	(Sep. 1999)	100%

Senko Lease Corporation	Automobile Leasing	(Jul. 2001)	100%

IFCO Inc.	Automobile Leasing	(Sep. 2001)	80%

Momiji Lease Corporation	Leasing	(Mar. 2002)	95%

Nittetsu Lease Co., Ltd.	Leasing	(Jul. 2002)	90%

Nittetsu Leasing Auto Co., Ltd.	Automobile Leasing	(Jul. 2002)	91%

Equipment Operating Leases
ORIX Rentec Corporation	Precision Measuring & OA	Sep. 1976	100%
ORIX Rentec (Singapore) Pte. Limited (Incorporated in Singapore)	Equipment Rentals	Oct. 1995	100%
ORIX Rentec (Malaysia) Sdn. Bhd. (Incorporated in Malaysia)		Nov. 1996	94%
ORIX Rentec (Korea) Corporation (Incorporated in South Korea)		Apr. 2001	100%
ORIX Rentec Limited (Incorporated in the U.K.)		Jul. 2001	100%

ORIX Rent-A-Car Corporation	Automobile Rentals	Feb. 1985	100%

Real Estate-Related Finance
ORIX Corporation		Apr. 1964
Real Estate Finance Headquarters	Real Estate-Related Finance

ORIX Trust and Banking Corporation	Trust & Banking Services,	(Apr. 1998)	100%
	Housing Loans

ORIX Asset Management & Loan Services Corporation	Loan Servicing	Apr. 1999	100%

ORIX Asset Management Corporation	REIT Management	Sep. 2000	100%

Real Estate
ORIX Corporation		Apr. 1964
Real Estate Business Headquarters	Real Estate Development &
	Management

ORIX Estate Corporation	Real Estate & Leisure	(Dec. 1986)	100%
	Facility Management

BlueWave Corporation	Training Facility & Hotel	Aug. 1991	100%
	Management

		Established	ORIX
	Principal Business	(Acquired)	Ownership

ORIX Real Estate Corporation	Real Estate Development &	Mar. 1999	100%
	Management

ORIX Golf Corporation	Golf Course Development &	Jul. 2000	100%
	Management

ORIX Facilities Corporation	Building Maintenance Services	(Sep. 2001)	85%

Life Insurance
ORIX Life Insurance Corporation	Life Insurance	Apr. 1991	100%

ORIX Financial Alliance Corporation	Life Insurance Agency	Oct. 2002	100%

Others
ORIX Corporation		Apr. 1964
Investment Banking Headquarters(1)	Investment Banking

ORIX Insurance Services Corporation	Casualty & Life Insurance Agency	Sep. 1976	100%

ORIX Credit Corporation	Consumer Loans	Jun. 1979	100%

ORIX Capital Corporation	Venture Capital	Oct. 1983	100%

ORIX Securities Corporation	Securities Brokerage & Online	(Mar. 1986)	100%
	Trading

ORIX Baseball Club Co., Ltd.	Professional Baseball Team	(Oct. 1988)	100%
	Management

ORIX COMMODITIES Corporation	Securities & Futures Trading	Jan. 1990	100%

ORIX Club Corporation	Consumer Loans	Aug. 1990	100%

ORIX Eco Services Corporation	Environmental Management &	Apr. 1998	100%
	Consulting Services

ORIX Interior Corporation	Sale & Manufacture of Interior	Oct. 1998	100%
	Furnishings

ORIX Investment Corporation	Alternative Investment	Jun. 1999	100%

ORIX Global Investment Management Corporation	Investment Management	Mar. 2002	100%

Casco Co., Ltd.	Consumer Loans	(May 1999)	40%

ORIX Insurance Planning Corporation	Agency Sales & Development of	Sep. 1999	50%
	Non-Life Insurance Products

Aozora Card Co., Ltd.	Consumer Loans	Dec. 2001	40%

The Fuji Fire and Marine Insurance Company Limited	Non-life Insurance	(Mar. 2002)	22%

ORIX Headquarter Functions (Not included in Segment Financial Information)
ORIX Corporation		Apr. 1964
International Headquarters	Administration of Overseas Activities

ORIX Computer Systems Corporation	Software Engineering & Systems	Mar. 1984	100%
	Management

(1) Of the businesses conducted by the Investment Banking Headquarters, the aircraft finance and ship finance activities are recorded in the “Europe” and “Asia and Oceania” segments, respectively.

		Established	ORIX
	Principal Business	(Acquired)	Ownership

ORIX Create Corporation	Coordination of Advertising Activities	Jul. 1988	100%

ORIX Management Information Center	Accounting & Administration	Oct. 1999	100%
Corporation	Services

ORIX Callcenter Corporation	Call Center	Nov. 1999	100%

ORIX Human Resources Corporation	Outplacement Services	Feb. 2002	100%

Overseas Operations

	Country of		Established	ORIX
	Incorporation	Principal Business	(Acquired)	Ownership

North America
ORIX USA Corporation	U.S.A.	Leasing and Finance	Aug. 1981	100%

ORIX Real Estate Equities,	U.S.A.	Real Estate	(Aug. 1987)	100%
Inc.		Development & Management

ORIX Financial Services, Inc.	U.S.A.	Leasing, Lending	(Sep. 1989)	100%

ORIX Capital Markets, LLC	U.S.A.	Loan Servicing,	Apr. 1997	100%
		Corporate Debt Investment

Stockton Holdings Limited	Bermuda	Reinsurance and Investment	(Jul. 1989)	29%

Asia and Oceania
ORIX Leasing Singapore Limited	Singapore	Leasing, Hire Purchase	Sep. 1972	50%

ORIX Investment and	Singapore	Venture Capital	May 1981	100%
Management Private Limited

ORIX CAR RENTALS PTE. LTD.	Singapore	Automobile Leasing & Rentals	Sep. 1981	45%

ORIX Maritime Corporation	Japan	Ship Operation Management	Nov. 1977	100%

ORIX Asia Limited	China	Leasing, Investment Banking	Sep. 1971	100%
	(Hong Kong)

ORIX Taiwan Corporation	Taiwan	Leasing, Hire Purchase	Oct. 1982	95%

ORIX Auto Leasing Taiwan	Taiwan	Automobile Leasing	Apr. 1998	100%
Corporation

ORIX METRO Leasing and	Philippines	Leasing, Automobile	Jun. 1977	40%
Finance Corporation		Leasing

Thai ORIX Leasing Co., Ltd.	Thailand	Leasing	Jun. 1978	49%

ORIX Auto Leasing	Thailand	Automobile Leasing &	(Aug. 2001)	85%
(Thailand) Co., Ltd.		Rentals

ORIX Leasing Malaysia	Malaysia	Leasing, Lending, Hire	Sep. 1973	80%
Berhad		Purchase

ORIX Car Rentals Sdn. Bhd.	Malaysia	Automobile Rentals	Feb. 1989	28%

PT. ORIX Indonesia Finance	Indonesia	Leasing, Automobile Leasing	Apr. 1975	83%

	Country of		Established	ORIX
	Incorporation	Principal Business	(Acquired)	Ownership

INFRASTRUCTURE	India	Investment Banking,	(Mar. 1993)	21%
LEASING & FINANCIAL		Corporate Finance
SERVICES LIMITED

ORIX Auto and Business	India	Automobile Leasing	Mar. 1995	58%
Solutions Limited

IL&FS Education &	India	Online Education	(Aug. 2000)	30%
Technology Services Limited

Lanka ORIX Leasing	Sri Lanka	Leasing, Automobile	Mar. 1980	30%
Company Limited		Leasing

ORIX Australia Corporation	Australia	Leasing, Automobile	Jul. 1986	100%
Limited		Leasing & Rentals

AUSTRAL MERCANTILE	Australia	Debt Collection Services	Nov. 1998	50%
COLLECTIONS PTY LIMITED

ORIX New Zealand Limited	New Zealand	Leasing, Automobile	Aug. 1988	100%
		Leasing & Rentals

ORIX Leasing Pakistan	Pakistan	Leasing, Automobile	Jul. 1986	50%
Limited		Leasing, Lending

ORIX Investment Bank	Pakistan	Investment Banking	Jul. 1995	27%
Pakistan Limited

ORIX Leasing Egypt SAE	Egypt	Leasing	Jun. 1997	34%

Saudi ORIX Leasing	Kingdom of	Leasing, Automobile	Jan. 2001	25%
Company	Saudi Arabia	Leasing

MAF ORIX Finance PJSC	U.A.E.	Leasing	Apr. 2002	36%

Korea Life Insurance Co., Ltd.	Korea	Life Insurance	(Dec. 2002)	17%

Europe
ORIX Europe Limited	U.K.	Corporate Finance	Nov. 1982	100%

ORIX Corporate Finance Limited	U.K.	Corporate Finance	Sep. 1989	100%

ORIX Ireland Limited	Ireland	Corporate Finance,	May 1988	100%
		Accounting & Administration Services

ORIX Aviation Systems Limited	Ireland	Aircraft Leasing	Mar. 1991	100%

ORIX Aircraft Corporation	Japan	Aircraft Leasing	May 1986	100%

ORIX Polska S.A.	Poland	Leasing, Automobile	(May. 1997)	100%
		Leasing

Capital Expenditures and Major M&A Activities

      We are a financial services company with significant leasing, lending, real estate development and other operations based on investment in tangible assets. As such, we are continually acquiring and building such assets as part of our business. A detailed discussion of these activities is presented elsewhere in this annual report, including in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

      We also have made a number of acquisitions of other companies to expand our operations. Some of our recent transactions are described below.

      In July 1999, we acquired the lease and rental operations of NEC Home Electronics Lease Ltd., consisting primarily of direct financing lease receivables, for approximately ¥55 billion. These operations were conducted by ORIX Media Supply. Financing lease receivables were subsequently transferred to ORIX, and in April 2001 we sold this subsidiary to Sogo Medical Corporation.

      In July 1999, we acquired the remaining stake in Banc One Mortgage Capital Markets, LLC in the United States, previously our joint venture with Bank One Corporation, to increase our securitization capability and ability to service commercial property loans. As a result, investment in securities and installment loans increased $363 million and $149 million respectively. Banc One Mortgage Capital Markets, LLC has been renamed and currently operates as ORIX Capital Markets, LLC.

      In September 2000, a consortium led by us, Softbank Corporation and The Tokio Marine and Fire Insurance Company, Ltd. purchased all the shares of common stock of the Aozora Bank, Ltd. (then Nippon Credit Bank of Japan) from the Japanese Deposit Insurance Corporation. We acquired a 14.99% stake in the bank, and our investment amounted to approximately ¥15 billion.

      In April 2001, we acquired the operating assets and employees of Nihon Jisho. The assets include office buildings and residential properties owned and operated by Nihon Jisho, land for residential subdivision development, and shares in subsidiaries involved in building maintenance and real estate appraisal businesses. At the date of the acquisition, these assets amounted to ¥23 billion.

      In July 2001, we acquired a 100%-owned leasing subsidiary of Senko Co. Ltd, a major logistics company based in Osaka. The acquisition of this subsidiary, with ¥15 billion in total assets, marked our initial entry into the truck leasing market, a strategic priority. Shortly afterward, we significantly expanded on this market entry with the acquisition in September 2001 of an 80% interest in IFCO from Isuzu Motors Limited, which continues to hold the remaining 20% interest. We acquired our 80% interest at a price of ¥20 billion. IFCO is a truck leasing company with approximately 67,000 vehicles under lease and approximately ¥300 billion in total assets as of September 30, 2001.

      We purchased ¥132 billion of housing loans from Asahi Mutual Life Company in December 2001.

      In March 2002, we acquired 22.14% of the outstanding common shares of Fuji Fire and Marine. Under this agreement, the American International Group (“AIG”) also obtained a similar 22.14% stake in Fuji Fire and Marine. We purchased 108,768,000 shares at ¥166 per share, for approximately ¥18 billion.

      Prior to and during the year ended March 31, 2002, we purchased approximately ¥100 billion of real estate in connection with our establishment of a real estate investment trust sponsored by ORIX (“the JREIT”), the investment units of which have been listed on the Tokyo Stock Exchange in June 2002. This real estate was included in other operating assets in the fiscal year ended March 31, 2002. Subsequent to completion of the offering of investment units of the JREIT, these assets no longer remain on our consolidated balance sheets. We retained approximately 20% of the investment units of the JREIT. In connection with the public offering of the investment units, we received the proceeds of approximately ¥50 billion.

      In March 2002, we reached an agreement with Hiroshima Sogo-Bank, Ltd. to form a strategic business alliance in which we purchased 95% of the outstanding shares of Hiroshima Sogo Leasing Co., Ltd. (renamed Momiji Lease Corporation) with Hiroshima Sogo-Bank, Ltd. retaining the remaining 5%. Momiji Lease Corporation had assets of approximately ¥27 billion at the time of purchase.

      In May 2002, we announced that we had reached a basic agreement with Nippon Steel Corporation and Nippon Steel Trading Co., Ltd. to purchase 90% and 10% of the outstanding shares of Nittetsu Lease (“Nittetsu Lease”) and Nittetsu Leasing Auto Co., Ltd., respectively, from Nippon Steel Trading Co.,

Ltd. The purchase was completed in July 2002. Nittetsu Lease had a book value of total assets of approximately ¥145 billion as of July 31, 2002.

      In December 2002, a consortium including ORIX Corporation, the Hanwha Group, and Macquarie Life Limited acquired 51% of the outstanding shares of the Korea Life, which was 100% controlled by the Korean Government.

      In March 2003, we acquired a 100% interest in KDDI Development Corporation (“KDDI Development”), a real estate company formerly owned by KDDI CORPORATION, for a purchase price of ¥15 billion. KDDI Development had assets of approximately ¥44 billion as of March 31, 2003.

      In general, we seek to expand and deepen our product and service offerings and enhance our financial performance by pursuing acquisition opportunities. Particularly in the current economic market environment in Japan, we believe there are numerous attractive potential acquisitions. We are continually reviewing acquisition opportunities, and selectively pursuing several such opportunities. We have in the past deployed a significant amount of capital for acquisition activities, and may continue to make selective investment in the future.

Property, Plant and Equipment

      Because our main business is to provide diverse financial services to our clients, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories in the future.

      In November 2002, ORIX Eco Services signed an agreement to partially fund and oversee the operations of a waste processing and recycling plant in Saitama Prefecture in Japan through a private finance initiative (“PFI”) structure. The plant is expected to be completed in 2006, and a subsidiary of ORIX Eco Services will be the operator of the plant. In addition, we are also involved in a PFI for the construction of a hospital in Kochi Prefecture that is scheduled to open in 2005. We are expected to be involved in the management of employee facilities related to the hospital.

      Our most important facility that we own is our headquarters building. Our headquarters is in Shiba, Minato-ku, Tokyo and covers a floor space of 19,662 square meters. We may build or acquire additional offices if the expansion of our business so warrants.

      Our operations are generally conducted in leased office space in numerous cities throughout Japan and the other countries in which it operates. Our leased office space is suitable and adequate for our needs. We utilize, or plan to utilize in the foreseeable future, substantially all of our leased office space.

      We own office buildings, including one used as our principal executive offices, apartment buildings and recreational facilities for our employees with an aggregate value as of March 31, 2003 of ¥65,960 million.

Seasonality

      Our business is not affected by seasonality.

Raw Materials

      Our business does not depend on the supply of raw materials.

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

      Japan’s leasing industry has a small number of independent leasing companies. Many leasing firms are affiliated with banks, trading houses, manufacturers and financial organizations. Furthermore, many of these specialize in specific products, product ranges, or geographical regions. We have established a nationwide network and distribute a full range of leasing and other financial products. Similarly, we believe our array of other financial products and services, and the seamless way in which they are presented, make us unique in the Japanese marketplace. This ability to provide comprehensive financial solutions through a single sales staff and cross-sell a variety of products is one of our competitive advantages. Credit tightening has led to a general reduction in aggressive marketing from most Japanese competitors. We believe that this factor, coupled with our ability to access funds directly from the capital markets, will allow us to expand our leasing operations in Japan as consolidation proceeds within the industry.

      Recently, a number of non-Japanese finance companies have established bases in Japan, or are in the process of increasing sales and marketing initiatives. Many of these companies compete with us in specific fields. However, in general we maintain the same competitive advantage that we enjoy over many Japanese competitors in that we offer a range of products and services that offer customers more than a simple leasing product. Furthermore, our established network of sales offices and experience in the Japanese marketplace provides us with advantages over foreign leasing and asset finance firms entering the Japanese marketplace.

      In small-ticket leasing we compete more with credit companies than with traditional leasing firms. These companies, like us, have significant experience and expertise in handling a large volume of small-ticket transactions. We use our nationwide coverage and ability to offer a broad range of financial products and services to compete with these firms.

      Recent consolidation and alliances among life insurance companies in Japan have increased competition within the insurance industry. In addition, as a result of deregulation, Japanese banks are now permitted to sell certain types of insurance directly to individuals. Certain banks are making efforts to expand this business. At present, banks are permitted to sell only limited types of products and we believe the impact on our life insurance operations is limited. However, if the types of products banks can sell are increased in the future, the banks may become major competitors. Also, if existing Japanese life insurers are acquired by foreign insurers, such foreign insurers would gain access to established networks of sales agents.

      In real estate-related finance, we compete with a variety of Japanese and foreign competitors. In the provision of non-recourse loans, our major competitors are Japanese banks, and to a lesser extent, foreign investment banks. In certain sectors of the market, there is very intense rate competition, especially from Japanese banks. We believe our strength lies in our ability to accurately analyze the assets backing these loans because of our years of experience in both financing as well as developing, operating and managing real estate in Japan. In addition, we have been able to utilize our extensive customer network in Japan to provide such loans to a broad range of customers. However, we cannot be sure that we can compete in all sectors of the market.

      For the purchase and servicing of distressed assets, we compete primarily with foreign investment banks and equity funds, although some Japanese companies are also active in this business. In general, competition is strong in this business.

      For housing loans, we have focused on a particular market niche, loans to individuals that purchase rental properties for investment purposes and loans to individuals that do not meet the requirements of major banks or the Japanese government’s Housing and Loan Corporation. In this field, competitors include only a limited number of non-bank financial institutions and banks. However, certain other banks have indicated their intention to enter this market, and as a result, competition may intensify.

      For condominium developments, we compete with a large number of both small and large Japanese development companies. We have been able to take advantages of our quick access to funding to reduce the time required to complete developments, and we outsource most of the design, construction and sales promotions. In addition, we have focused on differentiating ourselves from others by providing what we believe to be unique designs and functions for each development. We have been able to offer competitively priced condominiums that have attracted buyers, but competition for buyers in the condominium development business is intense and is expected to remain so.

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

      The Moneylending Business Law requires all companies engaged in the money lending business, whether they are installment finance companies, leasing companies, credit card companies or specialized consumer loan finance companies, to register with the relevant authorities. As registered moneylenders, our registered companies are regulated by the Financial Services Agency, which has the right to review registered moneylenders’ operations and inspect their records to monitor compliance with the provisions of the Moneylending Business Law. The Financial Services Agency has the authority, and is obliged, to cancel a registration upon substantial noncompliance with law, failure to comply with some administrative orders and under other circumstances.

      In Japan, as part of our real estate operations, we are required to obtain a license from the Minister of Land, Infrastructure and Transport and from prefectural governors under the Building Lots and Building Transaction Law for conducting transactions involving land and buildings, including the buying and selling of land or buildings, exchanging such and acting as an agent for the purchase and sale, exchange or lease of land or buildings. Each of ORIX, ORIX Real Estate and ORIX Alpha has obtained this license.

      The insurance industry in Japan is regulated by the Insurance Business Law. Insurance business may not be carried out without a license from the Prime Minister. There are two kinds of licenses related to insurance businesses: one for life insurance businesses and another for non-life insurance businesses. The same entity cannot obtain both of these licenses. In general, ORIX Life Insurance, as an insurance company, is prohibited from engaging in any other activity. Insurance solicitation which we conduct is also governed by the Insurance Business Law. We are registered as a sales agent with the Financial Services Agency.

      We operate our securities business through ORIX Securities. The Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and related laws and regulations apply to the securities industry in Japan. The Securities and Exchange Law regulates both the business activities of securities companies and the conduct of securities transactions. ORIX Securities is subject to these and other laws and regulations. Violation of these provisions could result in sanctions against ORIX Securities or our officers and employees.

      General banking and trust businesses, which are operated by our banking subsidiary, ORIX Trust and Banking, are also regulated. In general, the Banking Law governs the general banking business and the Trust Law and the Trust Business Law govern the trust business. These banking businesses may not be carried out without a license from the Prime Minister and are supervised by the Financial Services Agency.

      The Law for Special Measures Concerning the Debt Management and Collection Business (the “Servicer Law”), which was enacted in 1998, allows companies meeting certain specified criteria to obtain a license to manage and collect certain assets. At the time of enactment, the consumer loans did not fall within the definition of qualifying assets such that the Servicer Law was essentially not applicable to the servicing of consumer loans. The amendments to the Servicer Law, in effect since September 1, 2001, have expanded the definition of assets to include (i) loan receivables owned by moneylenders which are registered under the Money Lending Business Law, (ii) monetary receivables owned by certain special purpose companies incorporated for the special purpose of collecting and managing the specified assets, and (iii) monetary receivables, regardless of the owner thereof, in respect of which insolvency proceedings have been commenced.

      ORIX Asset Management, a wholly-owned subsidiary of ORIX Corporation, is registered under the Laws Concerning Investment Trusts and Investment Corporations (the “Investment Trust Law”) as an asset manager for JREITs. Under the Investment Trust Law, investment trusts and investment corporations may only make investments that are specifically prescribed by law. Real estate was not among the prescribed investments until November 2000. Permitted real estate investments are not limited to physical real estate, but include investments in specifically prescribed real estate-related rights, such as trust beneficiary interests in real estate. Units can be listed on a stock exchange and are eligible for certain tax benefits, provided they meet applicable requirements under Japanese law. JREITs which are listed on the Tokyo Stock Exchange may only make investments permitted by the JREIT listing rules of the Tokyo Stock Exchange and the rules of the Investment Trusts Association. Investment corporations must register with the Financial Services Agency prior to commencing their investment activities.

      ORIX Global Asset Management Corporation (“OGAM”) has obtained permission from the Prime Minister to act as a provider and agent of investment trusts under the Law Concerning Investment Trusts and Investment Corporations. In addition, OGAM registered with the Prime Minister and conducts investment advisory services under the Law Concerning Restrictions, etc., on an Investment Advisory Business Related to Securities. OGAM has also obtained permission from the Prime Minister to conduct discretionary investment management business.

      We are required to obtain permission for selling commodities funds under the Law Regarding Regulation of Business Concerning Commodities Investment. ORIX and ORIX Alpha have each obtained such licenses.

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

Item 5.     Operating and Financial Review and Prospects

Overview

      The following discussion and analysis provides information that management believes to be relevant to understanding our consolidated financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements of ORIX, including the notes thereto, included in this Annual Report. See “Item 18. Financial Statements.”

      We are engaged principally in financial service businesses. These include leasing and corporate, real estate-related and consumer finance businesses in Japan and in overseas markets, and life insurance in Japan. We earn our revenues mainly from direct financing leases, operating leases and life insurance premiums, as well as interest on loans and investment securities. Our expenses include mainly interest expense, depreciation on operating leases, life insurance costs, selling, general and administrative expenses and provision for doubtful receivables on direct financing leases and probable loan losses. We require funds mainly to purchase equipment for leases, extend loans and invest in securities.

      We earn most of our revenues from our operations in Japan. Revenues from overseas operations have also contributed significantly to our operating results in recent periods. Overseas operations generated 22% and 19% of our total revenues in the years ended March 31, 2002 and March 31, 2003, respectively. For a discussion of our business by type of revenue and operating asset, and by segment, see “Item 4. Information on the Company— Profile of Business by Revenues and Operating Assets” and “—Profile of Business by Segment.”

      The principal factors affecting our businesses in fiscal 2003 as compared to fiscal 2002 were as follows:

•	Net income fell 25% to ¥30,243 million in the year ended March 31, 2003. Continued strong growth in real estate-related finance and steady performance of corporate leasing and lending in Japan contributed to profits, but write-downs of long-lived assets totaling ¥50,682 million for certain real estate properties in Japan resulted in the decline. For details of the fiscal 2003 results, see “—Results of Operations— Year Ended March 31, 2003 Compared to Year Ended March 31, 2002.”

      The principal factors affecting our businesses in fiscal 2002 as compared to fiscal 2001 were as follows:

•	Net income increased 18%, to ¥40,269 million in the year ended March 31, 2002. While returns from operations in the Americas declined due to restructuring of a leasing subsidiary and write-downs of securities, strong contributions from corporate lending and retail businesses in Japan contributed to the increase in consolidated profits. For details of the fiscal 2002 results, see “—Results of Operations— Year Ended March 31, 2002 Compared to Year Ended March 31, 2001.”

      For a discussion of trend information, see “—Results of Operations— Year Ended March 31, 2003 Compared to Year Ended March 31, 2002— Segment Information.”

Critical Accounting Policies

      Accounting estimates are an integral part of the financial statements prepared by management and are based upon management’s current judgments. Note 1 of the notes to the consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We consider the accounting estimates discussed in this section to be critical accounting estimates for ORIX for two reasons. First, the estimates require us to make assumptions about matters that are highly uncertain at the time the accounting estimate is made. Second, different estimates that we reasonably could have used in the relevant period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. We believe the following represents our critical accounting policies.

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

      The allowance for doubtful receivables on direct financing leases and probable loan losses represents management’s estimate of probable losses inherent in the portfolio. This evaluation process is subject to numerous estimates and judgments. The estimate made in determining the allowance for doubtful receivables on direct financing leases and probable loan losses is a critical accounting estimate for all of our segments.

      In developing the allowance for doubtful receivables on direct financing leases and probable loan losses, we consider, among other things, the following factors:

•	the nature and characteristics of obligors,

•	current economic conditions and trends,

•	prior charge-off experience,

•	current delinquencies and delinquency trends,

•	future cash flows expected to be received from the direct financing lease or loan, and

•	the value of underlying collateral and guarantees.

      In particular, large balance non-homogeneous loans are individually evaluated based on the present value of expected future cash flows and the observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent. Smaller-balance homogeneous loans, including individual housing loans and card loans, and lease receivables are collectively evaluated considering current economic conditions and trends, the value of the collateral underlying the loans and leases, prior charge-off experience, delinquencies and non-accruals. If actual future economic conditions and trends, actual future value of underlying collateral and guarantees, and actual future cash flows are less favorable than those projected by management or the historical data we use to calculate these estimates do not reflect future loss experience, additional provisions may be required.

      The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries. When we determine that the likelihood of any future collection is minimal, receivables are charged off.

      We review delinquencies or other transactions which are not in compliance with our internal policies as frequently as twice a month in the case of transactions in Japan. Transactions with payments more than 90 days past due are reported to the corporate executive officer responsible for the Investment and Credit Evaluation Group. We stop accruing revenues on direct financing leases and installment loans when principal or interest is past due more than 180 days, or earlier if management determines that it is doubtful that we can collect on direct financing leases and installment loans. The decision is based on factors such as the general economic environment, individual clients’ creditworthiness and historical loss experience, delinquencies and accruals. After we have set aside provisions for a non-performing asset, we carefully monitor the quality of any underlying collateral, the status of management of the obligor and other important factors. When we determine that there is little likelihood of continued repayment by the borrower or lessee, we sell the leased equipment or loan collateral, and we record a charge-off for the portion of the lease or loan that remains outstanding.

      Our charge-off policy is greatly affected by Japanese tax law, which limits the amount of tax-deductible charge-offs. Japanese tax law allows companies to charge off doubtful receivables on a tax-deductible basis only when specified conditions are met. Japanese tax law does not allow a partial charge-off against the total outstanding receivables to an obligor. Japanese regulations also do not specify a maximum time period after which charge-offs must occur.

      It is common in the United States for companies to charge-off loans after they are past due for a specific arbitrary period, for example, six months or one year. However, we are required to keep our primary records in accordance with Japanese tax law. Japanese tax law does not allow Japanese companies to adopt a policy similar to that in the United States. If we had prepared our accounting records as if each charge-off had occurred at an arbitrary date, the differences in our financial statements would be a reduction in gross receivables, an identical reduction in the allowance for doubtful receivables and a change in the timing of charge-offs. We believe that the most significant of these differences, when comparing ourselves to other non-Japanese companies (particularly U.S. companies), may be the delay in when we record a charge-off. In a period of worsening economic conditions and increasing delinquencies, we may reflect a lower charge-off ratio than we would have, had we applied the charge-off policies used by some other non-Japanese companies.

Impairment of Investment in Securities

      When a market decline below cost of an investment in securities is other than temporary we write down the investment to the market value and record the related write-down as an investment loss on our consolidated statements of income. We would generally charge against income losses related to available-for-sale securities and held-to-maturity securities:

•	if the market price for a security has for more than six months remained significantly below our acquisition cost, or significantly below the current carrying value if the price of the security has been adjusted in the past,

•	if there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event, or

•	in certain other situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in market value of a security is based on economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the security will recover within the next six months.

      Determinations of whether a decline is other than temporary often involve estimating the outcome of future events that are highly uncertain at the time the estimates are made. Management judgment is required in determining whether factors exist that indicate that an impairment loss should be recognized at any balance sheet date. These judgments are based on subjective as well as objective factors. The Japanese stock market has experienced significant downturns and volatility during recent years. In view of the diversity and volume of our shareholdings, the declining but volatile equity markets make it difficult to determine whether the declines are other than temporary. This accounting estimate primarily affects our domestic life insurance and other segments as well as all of our overseas segments and securities held by ORIX that are not allocated to individual segments.

      However, if we have a significant long-term business relationship with another company, we would also consider the probability of market values recovering within the following six months. As part of this review, we would consider:

•	the other company’s operating results,

•	the other company’s net asset value,

•	the other company’s future performance forecast, and

•	general market conditions.

      If we believe, based on this review, that the market value of a security may realistically be expected to recover, the loss for that security will continue to be classified as temporary. Temporary declines in market value for securities classified available-for-sale are recorded in other comprehensive income (loss), net of applicable income taxes. If after an additional six months, the market value for that security is still significantly below the acquisition cost or below current carrying value, we would classify the loss for that security as other than temporary and charge the decline in market value against income. For the financial periods ending prior to March 31, 2003, the additional consideration period was twelve months.

      If the financial condition of issuers deteriorates, the forecasted performance of an investee is not met or actual market conditions are less favorable than those projected by management, we may charge to income additional losses on investment in securities.

      In prior years we had generally concluded that a significant decline in the market value of marketable security was other than temporary, and thus should be charged against current earnings, when the market price of the security remained significantly below the carrying value for one year. There were certain cases in which the decline was determined to be other than temporary even though the decline below carrying value had persisted for less than one year. However, for the assessment as of March 31, 2003, we concluded that the sudden and severe decline in the Japanese equity benchmark index as well as other economic factors indicated that it was appropriate to use a shorter period in making the determination. As a result, as of March 31, 2003, we have revised our procedure such that, in general, a significant decline of the market value below the carrying value for a period exceeding six months is considered to be an other than temporary decline and charged to current earnings. We estimate that this revision resulted in an additional charge, on a pretax basis, of ¥1.7 billion during the quarter ended March 31, 2003 as compared to the charge that would have been recorded had the one-year period been applied.

Impairment of Long-lived Assets and Identifiable Intangible Assets

      We periodically perform an impairment review for long-lived assets and identifiable intangible assets, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The accounting estimates relating to these assets affect all segments. Factors we consider important which could trigger an impairment review include, but are not limited to, the following:

•	significant decline in the market value of an asset,

•	a current period operating cash flow loss, except for the starting period of the operation,

•	significant underperformance compared to historical or projected operating cash flows,

•	significant changes in the manner of the use of an asset, and

•	significant negative industry or economic trends.

      When we determine that the value of assets may not be recoverable based upon the existence of one or more of the above factors or other factors, we estimate the future cash flows expected to be generated by the assets. Our estimates of the future cash flows are based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated by the assets that we review for impairment. As a result of the impairment review, when the sum of the future undiscounted cash flows expected to be generated by the assets is less than the carrying amount of the assets, we determine impairment based on the fair value of those assets.

      If the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds fair value. We determine fair value based on recent transactions involving sales of similar assets or on appraisals prepared internally or externally, or by using other valuation techniques. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or shorter expected future period to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets and identifiable intangible assets.

Unguaranteed Residual Value for Direct Financing Leases and Operating Leases

      We estimate unguaranteed residual values of leased equipment when we calculate unearned lease income to be recognized as income over the lease term for direct financing leases and when we calculate depreciation amounts for operating leases which carry inherently higher obsolescence and resale risks. Our estimates are based upon current market values of used equipment and estimates of when and how much equipment will become obsolete. If actual future demand for re-lease or actual market conditions of used equipment is less favorable than that projected by management, write-downs of unguaranteed residual value may be required.

      The accounting estimates relating to unguaranteed residual value for direct financing leases and operating leases affect our corporate finance and equipment operating leasing segments and all of our overseas segments. We did not record any write-downs of unguaranteed residual value in fiscal 2002 or fiscal 2003.

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

      FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurance (“deferred policy acquisition costs”) and amortized over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs, not involving the same level of complexity in measurement as those discussed above, are important to an understanding of significant accounting policies for insurance business. We are required to assess deferred acquisition costs for recoverability. Deferred acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Periodically, deferred policy acquisition costs are reviewed for whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality experience, expense margins and surrender charges, which we use to calculate these assumptions do not properly reflect future profitability, additional amortization may be required.

      The accounting estimates relating to insurance policy liabilities and deferred policy acquisition costs affect our life insurance segment.

Pension Plans

      The determination of our projected benefit obligation and expense for our employee pension benefits is dependent on the size of the employee population, actuarial assumptions, expected long-term rate of return on plan assets and the discount rate used in the accounting.

      Pension expense is directly related to the number of employees covered by the plans. Increased employment through internal growth or acquisition would result in increased pension expense.

      In estimating the projected benefit obligation, actuaries make assumptions regarding mortality rates, turnover rates, retirement rates, disability rates and rates of compensation increases. In accordance with FASB statement No. 87, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, impact expense and the recorded obligations in future periods.

      We determine the expected return on plan assets annually based on the composition of the pension asset portfolios at the beginning of the plan year and the expected long-term rate of return on these portfolios. The expected long-term rate of return is designed to approximate the long-term rate of return actually earned on the plans’ assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees. We use a number of factors to determine the reasonableness of the expected rate of return, including actual historical returns on the asset classes of the plans’ portfolios and independent projections of returns of the various asset classes.

      Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high quality fixed-income debt instruments. Discount rates are determined annually on the measurement date. We have lowered the discount rates on our plans in Japan and overseas during each of the past three years ended March 31, 2003.

      While we believe the estimates and assumptions used in our pension accounting are appropriate, differences in actual results or changes in these assumption or estimates could adversely affect our pension obligations and future expense.

Income Taxes

      In preparing our consolidated financial statements we made estimates relating to income taxes of ORIX and our consolidated subsidiaries in each of the jurisdictions in which we operate. The process involves estimating our actual current income tax position together with assessing temporary differences resulting from different treatment of items for income tax reporting and financial accounting and reporting purposes. Such differences result in deferred income tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred income tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. When we establish a valuation allowance or increase this allowance during a period, we must include an expense within the income tax provision in the consolidated statements of income.

      Significant management judgment is required in determining our provision for income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against our net deferred income tax assets. We have recorded a valuation allowance of ¥7,034 million as of March 31, 2003 due to uncertainties about our ability to utilize certain deferred income tax assets, primarily certain net operating loss carry forwards, before they expire. Although utilization of the net operating loss carry forwards is not assured, management believes it is more likely than not that all of the deferred income tax assets, net of the valuation allowance, will be realized. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred income tax assets will be recoverable. In the event that actual results differ from these estimates or if we adjust these estimates in future periods, we may need to establish additional valuation allowances which could materially impact our consolidated financial position and results of operations.

      As of March 31, 2003, a deferred tax liability of ¥8,889 million has not been recognized for ¥84,909 million of undistributed earnings of certain overseas subsidiaries as it is our intention to permanently reinvest those earnings. The deferred tax liability will be recognized when we are no longer able to demonstrate that we plan to permanently reinvest undistributed earnings. Accordingly, no provision has been made for foreign withholding taxes or Japanese income taxes which would become payable if the undistributed earnings were paid as dividends to us.

Discussion with and Review by Corporate Auditors and the Audit Committee

      Our management has discussed the development and selection of each critical accounting estimate with our Corporate Auditors in June 2003 before shareholders passed a resolution at the general meeting of shareholders held on June 25, 2003 for ORIX to become a “Company with Committees.” For discussion of the “Company with Committees” structure, see “Item 6. Directors, Senior Management and Employees.” The Corporate Auditors reviewed our disclosure relating to each critical accounting estimate in this annual report. In addition, we intend to present for review the accounting estimates that we use to the Audit Committee after the committee is formed.

Results of Operations

Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

Performance Summary

	Year ended March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Income statement data
Total revenues	¥658,462	¥683,645	¥25,183	4%
Total expenses	585,093	645,562	60,469	10%
Operating income	73,369	38,083	(35,286)	(48)%
Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	73,039	46,288	(26,751)	(37)%
Net income	40,269	30,243	(10,026)	(25)%

Total Revenues

	Year ended March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Total Revenues:
Direct financing leases	¥121,914	¥122,928	¥1,014	1%
Operating leases	120,807	127,608	6,801	6%
Interest on loans and investment securities	121,962	131,590	9,628	8%
Brokerage commissions and net gains on investment securities	18,367	10,857	(7,510)	(41)%
Life insurance premiums and related investment income	152,333	138,511	(13,822)	(9)%
Residential condominium sales	58,078	71,165	13,087	23%
Interest income on deposits	1,374	526	(848)	(62)%
Other operating revenues	63,627	80,460	16,833	26%

Total	¥658,462	¥683,645	¥25,183	4%

      Total revenues for the year ended March 31, 2003 increased by 4% compared with the year ended March 31, 2002. While life insurance premiums and related investment income decreased, interest on loans and investment securities, residential condominium sales, and other operating revenues contributed to overall revenue growth.

Total Expenses

	Year ended March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Total Expenses:
Interest expense	¥90,348	¥71,990	¥(18,358)	(20)%
Depreciation— operating leases	77,047	80,565	3,518	5%
Life insurance costs	139,786	125,684	(14,102)	(10)%
Costs of residential condominium sales	49,517	60,769	11,252	23%
Other operating expenses	29,614	41,359	11,745	40%
Selling, general and administrative expenses	126,316	144,271	17,955	14%
Provision for doubtful receivables and probable loan losses	51,367	54,706	3,339	7%
Write-downs of long-lived assets	2,716	50,682	47,966	1766%
Write-downs of securities	19,742	14,325	(5,417)	(27)%
Foreign currency transaction loss (gain), net	(1,360)	1,211	2,571	—%

Total	¥585,093	¥645,562	¥60,469	10%

      Total expenses in the year ended March 31, 2003 increased by 10%. Interest expense decreased due mainly to declines in market interest rates and debt levels, particularly overseas. Operating lease depreciation expense increased, primarily due to an increase in the average balance of assets, but life insurance costs declined in line with lower revenues. Costs of residential condominium sales and other operating expenses increased, corresponding to increased revenues from residential condominium sales and other operating revenues. Selling, general and administrative expenses increased primarily as a result of an increase in the number of consolidated companies as well as increased advertising and administrative costs associated with an increase in retail businesses. We also increased the provision for doubtful receivables and probable loan losses by 7%. We made a provision of approximately ¥5,300 million due to concerns of bankruptcy in the airline industry, particularly in North America. We also substantially increased write-downs of long-lived assets, which totaled ¥50,682 million compared to ¥2,716 million in the previous fiscal year. Write-downs included those in connection with golf courses and other properties including office buildings, rental condominiums, hotels and corporate dormitories. The write-downs of long-lived assets was primarily due to continued and significant declines in the values of these assets amid continued asset deflation in Japan and an uncertain global economic environment.

Operating Income, Income Before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes and Net Income

      Operating income for the year ended March 31, 2003 decreased 48%, or ¥35,286 million, to ¥38,083 million, primarily due to the recording of a large amount of write-downs of long-lived assets. Nevertheless, income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes decreased by only 37%, or ¥26,751 million, to ¥46,288 million, due to a ¥6,203 million gain in equity in net income of affiliates and a ¥2,002 million gain on sales of affiliates.

      Despite the 37% decrease in income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes, net income decreased by only 25%, to ¥30,243 million in fiscal 2003. As of April 1, 2002, we changed our method of accounting for unamortized deferred credits and goodwill resulting from prior business combinations and equity investments in accordance with FASB Statement No. 142 (“Goodwill and other intangible assets”). The cumulative effect of this change in accounting principle relating to acquisitions up to and including the year ended March 31, 2002 increased net income by ¥1,937 million. Net income was also increased by an extraordinary gain of ¥3,214 million due to the excess of the proportionate fair value of the net assets over purchase price, for our investment in Fuji Fire and Marine made in fiscal 2002. See “Item 4. Information on the Company— Capital Expenditures and Major M&A Activities.” Basic and diluted earnings per share in the year ended

March 31, 2003 were ¥361.44 and ¥340.95, respectively, compared to ¥489.19 and ¥467.11 in the year ended March 31, 2002.

Operating Assets

	As of March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Operating assets
Investment in direct financing leases	¥1,658,669	¥1,572,308	¥(86,361)	(5)%
Installment loans	2,273,280	2,288,039	14,759	1%
Investment in operating leases	474,491	529,044	54,553	11%
Investment in securities	861,336	677,435	(183,901)	(21)%
Other operating assets	260,373	101,481	(158,892)	(61)%

Total operating assets	5,528,149	5,168,307	(359,842)	(7)%
Other assets	822,070	762,760	(59,310)	(7)%

Total assets	¥6,350,219	¥5,931,067	¥(419,152)	(7)%

      Operating assets decreased 7% to ¥5,168,307 million, primarily due to four factors: i) ORIX Life Insurance sold off some of its investment securities as part of its portfolio management; ii) we reduced our other operating assets by selling shares in a real estate investment trust (REIT) to the public; iii) we securitized some lease and loan assets; and iv) the appreciation of the yen of approximately 10% resulted in a drop in the yen value of overseas assets.

      The table below sets forth the volume of new assets for the years ended March 31, 2002 and March 31, 2003. Figures for new equipment acquisitions for direct financing leases and operating leases are based on the cost of the equipment.

	Year ended March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Volume of new assets
Direct financing leases: new receivables added	¥1,083,070	¥1,000,896	¥(82,174)	(8)%
Direct financing leases: new equipment acquisitions	980,379	895,848	(84,531)	(9)%
Installment loans: new loans added	1,340,400	1,268,170	(72,230)	(5)%
Operating leases: new equipment acquisitions	146,203	173,567	27,364	19%
Investment in securities: new securities added	348,347	231,294	(117,053)	(34)%
Other operating assets: new assets added	204,121	116,736	(87,385)	(43)%

Details of Operating Results

      The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets, and other selected financial information. See “Item 4. Information on the Company” for a profile of each of the categories discussed below.

Revenues, New Business Volumes and Operating Assets

Direct financing leases

	As of and for the year
	ended March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Direct financing leases
Direct financing lease revenues	¥121,914	¥122,928	¥1,014	1%
Japan	84,151	91,443	7,292	9%
Overseas	37,763	31,485	(6,278)	(17)%
New receivables added	1,083,070	1,000,896	(82,174)	(8)%
Japan	877,969	758,786	(119,183)	(14)%
Overseas	205,101	242,110	37,009	18%
New equipment acquisitions	980,379	895,848	(84,531)	(9)%
Japan	798,712	675,563	(123,149)	(15)%
Overseas	181,667	220,285	38,618	21%
Investment in direct financing leases	1,658,669	1,572,308	(86,361)	(5)%
Japan	1,255,537	1,237,141	(18,396)	(1)%
Overseas	403,132	335,167	(67,965)	(17)%

      Revenues from direct financing leases were ¥122,928 million for the year ended March 31, 2003. Revenues from Japanese operations increased 9%, due largely to continued strong performance of automobile leasing. As companies have increasingly outsourced the maintenance of their automobile fleets or reduced debt by selling fleets to ORIX and then leasing them back, we have been able to expand our automobile leasing operations in Japan. In addition, contributions from companies and assets acquired during the year ended March 31, 2002, including IFCO, and during fiscal 2003, including Nittetsu Lease, contributed to revenue growth in fiscal 2003. The higher revenues in Japan were partially offset by a decline of 17% in revenues from overseas operations, due primarily to declines in revenues from the United States, where our subsidiary OFS has reduced its leasing assets as part of a reorganization of its operations. For details of this reorganization see “Segment Information— The Americas.”

      The average interest rate on direct financing leases in Japan, calculated on the basis of quarterly balances, in the year ended March 31, 2003 was 6.17% compared to 5.98% in the year ended March 31, 2002, due primarily to an increased portion of revenues from automobile leases, which generally have higher rates than general equipment leases because automobile fleet maintenance requires greater specialization than general leasing and therefore allows us to generally charge higher rates. The average interest rate on overseas direct financing leases, calculated on the basis of quarterly balances, decreased to 8.67% in the year ended March 31, 2003 from 8.96% in the year ended March 31, 2002, because of lower rates in the United States.

      New receivables added related to direct financing leases decreased 8% in the year ended March 31, 2003 due to lower purchases of third party assets. In particular, the acquisition of IFCO in September 2001 added approximately ¥250 billion in new business volumes in fiscal 2002, whereas the only substantial acquisition in fiscal 2003 was Nittetsu Lease which added approximately ¥110 billion of new business volumes. New receivables added from Japanese operations decreased by 14% due to the smaller amount of asset purchases as described above. New receivables added from overseas operations increased by 18% due primarily to contributions from subsidiaries in Asia and Oceania where we are strategically attempting to utilize our expertise gained in automobile leasing in Japan to expand our automobile leasing operations. The volumes for new equipment acquisitions also decreased for the same reasons as described above for new receivables added.

      Investment in direct financing leases as of March 31, 2003 decreased 5%. Assets in Japan decreased 1%, due primarily to the securitization of direct financing leases, while overseas assets decreased 17% due primarily to the appreciation of the yen of approximately 10%, the decline in leasing assets at ORIX Financial Services, Inc. (“OFS”) in the United States, and the securitization of direct financing leases.

      As of March 31, 2003, no single lessee represented more than 1% of our total portfolio of direct finance leases. As of March 31, 2003, approximately 79% of our direct financing leases were to lessees located in Japan, and approximately 21% of our direct financing leases were to lessees located overseas, of which 12% were to lessees located in the United States.

	As of March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Investment in direct financing leases by category
Information-related and office equipment	¥262,524	¥239,853	¥(22,671)	(9)%
Industrial equipment	286,942	271,471	(15,471)	(5)%
Commercial services equipment	186,115	181,741	(4,374)	(2)%
Transportation equipment	603,843	516,646	(87,197)	(14)%
Other equipment	319,245	362,597	43,352	14%

Total	¥1,658,669	¥1,572,308	¥(86,361)	(5)%

      Investment in direct financing leases of information-related and office equipment decreased 9% as of March 31, 2003, due primarily to securitization in Japan.

      Investment in direct financing leases of industrial equipment decreased 5% as of March 31, 2003, largely due to declines in assets at OFS in the United States.

      Investment in direct financing leases of transportation equipment decreased 14% as of March 31, 2003, due primarily to the securitization of automobile leases in Japan and declines in assets at OFS in the United States.

      Investment in direct financing leases of other equipment, which includes a wide range of medical and telecommunications equipment, increased 14% as of March 31, 2003. This increase was due primarily to the increase of telecommunications equipment in Japan.

      Balances for investment in direct financing leases in the tables above do not include securitized lease assets. However, gains from securitization are included in direct financing lease revenues. During the year ended March 31, 2003, we securitized ¥150,956 million of direct financing lease assets (¥134,416 million in Japan; ¥16,540 million overseas) that were treated as off-balance sheet assets and during the year ended March 31, 2002, we securitized ¥202,767 million of direct financing lease assets (¥188,853 million in Japan; ¥13,914 million overseas). If securitized assets are included, the total balance of investment in direct financing lease assets would be ¥1,897,391 million as of March 31, 2003 and ¥2,033,818 million as of March 31, 2002. The balance of direct financing lease assets treated as off-balance sheet assets amounted to ¥325,083 million as of March 31, 2003 and ¥375,149 million as of March 31, 2002. Gains from the securitization of these assets of ¥3,205 million were included in direct financing lease revenues for the fiscal year ended March 31, 2003 and ¥6,159 million for the fiscal year ended March 31, 2002. For more information on securitization, see Note 9 of “Item 18. Financial Statements.”

Asset quality of our direct financing leases

	As of March 31,

	2001	2002	2003

	(In millions of yen,
	except percentage data)
Past due direct financing leases and allowances for direct financing leases
90+ days past due direct financing leases	¥53,515	¥67,924	¥47,825
90+ days past due direct financing leases as a percentage of the balance of investment in direct financing leases	3.23%	4.10%	3.04%
Provisions as a percentage of average balance of investment in direct financing leases	1.31%	1.29%	1.04%
Allowance for direct financing leases	¥40,885	¥50,837	¥42,588
Allowance for direct financing leases as a percentage of the balance of 90+ days past due direct financing leases	76.40%	74.84%	89.05%
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	2.47%	3.06%	2.71%

Average balances are calculated on the basis of fiscal quarter-end balances.

      The decrease in 90+ days past due direct financing leases occurred primarily due to charge-offs and recovery efforts, particularly of assets in the United States and Asia.

      We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases was adequate as of March 31, 2003, for the following reasons:

•	lease receivables are generally diversified and the amount of the realized loss on each contract is likely to be relatively small,

•	all lease contracts are collateralized by the underlying leased equipment and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment, and

•	the allowance for doubtful receivables on direct financing leases as a percentage of the balance of 90+ days past due direct financing leases increased to 89.05% as of March 31, 2003.

      The ratio of charge-offs as a percentage of the balance of the investment in direct financing leases was 1.20%, 1.24% and 1.55% for fiscal 2001, 2002 and 2003, respectively. We recognize that, due to our charge-off policy, historical ratios of charge-offs as a percentage of the balance of our investment in direct financing leases may be lower than if we had taken charge-offs after they were past due for a specific arbitrary period. Accordingly, in evaluating whether the ratio of allowance for doubtful receivables as a percentage of the balance of our investment in direct financing leases is adequate, we do not give as much weight to historical charge-off ratios as we do to the other factors discussed above.

          Operating leases

	As of and for the
	year ended March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Operating leases
Operating lease revenues	¥120,807	¥127,608	¥6,801	6%
Japan	87,732	87,652	(80)	(0)%
Overseas	33,075	39,956	6,881	21%
New equipment acquisitions	¥146,203	¥173,567	¥27,364	19%
Japan	116,933	143,000	26,067	22%
Overseas	29,270	30,567	1,297	4%
Investment in operating leases	¥474,491	¥529,044	¥54,553	11%
Japan	338,719	369,489	30,770	9%
Overseas	135,772	159,555	23,783	18%

      Revenues from operating leases increased by 6% primarily due to growth in overseas revenues. Revenues were flat in Japan, while they rose 21% or ¥6,881 million overseas, of which an increase of ¥4,306 million was due to including the operating results of certain real estate partnerships in the United States as gross in the statement of income for the year ended March 31, 2003, whereas they had previously been recorded net in other operating revenues. In addition, the expansion of automobile operating leases in Asia and Oceania contributed to the increase. In fiscal 2002 and 2003, gains from the disposition of operating lease assets were ¥3,467 million and ¥7,803 million, respectively, and these amounts are included in revenues from operating leases.

      New equipment acquisitions of operating leases increased by 19%, to ¥173,567 million, reflecting the acquisition of KDDI Development in Japan, which added approximately ¥33,000 million to new equipment acquisitions, as well as growth in automobile operating leases in Asia and Oceania.

      Investment in operating leases grew by 11%, reflecting an increase in real estate leases due to the acquisition of KDDI Development. Although the appreciation of the yen and the sale of some aircraft reduced some types of overseas investment in operating leases, certain real estate partnerships in the United States referred to above are recorded gross in the balance sheet as of March 31, 2003 and amounted to ¥47,937 million, whereas they had previously been recorded net in advances. As a result, investment in operating leases overseas increased 18%, or ¥23,783 million, compared with the previous fiscal year.

	As of March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Investment in operating leases by category
Transportation equipment	¥187,605	¥174,893	¥(12,712)	(7)%
Measuring equipment and personal computers	71,527	70,988	(539)	(1)%
Real estate and other	215,359	283,163	67,804	31%

Total	¥474,491	¥529,044	¥54,553	11%

      Transportation equipment declined primarily due to the sale of some aircraft and the appreciation of the yen, while real estate increased due to the recording of investments in partnerships in the United States as gross and the acquisition of KDDI Development.

      For information on the acquisition cost and accumulated depreciation of operating lease assets, see Note 5 in “Item 18. Financial Statements.”

Installment loans and investment securities

Installment loans

	As of and for the
	year ended March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Installment Loans
Interest on installment loans	¥99,732	¥115,610	¥15,878	16%
Japan	70,135	89,068	18,933	27%
Overseas	29,597	26,542	(3,055)	(10)%
New loans added	¥1,340,400	¥1,268,170	¥(72,230)	(5)%
Japan	1,144,667	1,100,887	(43,780)	(4)%
Overseas	195,733	167,283	(28,450)	(15)%
Installment loans	¥2,273,280	¥2,288,039	¥14,759	1%
Japan	1,840,289	1,954,640	114,351	6%
Overseas	432,991	333,399	(99,592)	(23)%

      Interest on installment loans increased by 16% for the year ended March 31, 2003. Interest on installment loans in Japan increased by 27% due primarily to a higher average interest rate, increased average balances of consumer card loans, housing loans and corporate loans and gains from securitization of loan receivables, while interest on overseas installment loans decreased by 10% as a result of a lower average balance of investments and lower interest rates.

      The average interest rate earned on loans in Japan, calculated on the basis of quarterly balances, increased to 4.32% in fiscal 2003 from 4.00% in fiscal 2002 primarily due to an increase in the balance of high yield consumer card loans. The average interest rate earned on overseas loans, calculated on the basis of quarterly balances, decreased to 6.28% in fiscal 2003 from 7.51% in fiscal 2002 primarily due to declines in market interest rates in the United States.

      New loans added decreased by 5% for the year ended March 31, 2003. New loans added in Japan decreased by 4% as we made fewer acquisitions than the previous fiscal year. In comparison, new loans added overseas decreased by 15%, due largely to a decrease in lending in the United States as fewer investments were made against the backdrop of a weak economy.

      Our balance of installment loans remained relatively stable. However, our balance of installment loans for borrowers in Japan increased by 6% due primarily to growth in loans to corporate customers. Our balance of installment loans for overseas borrowers decreased by 23% as a result of the appreciation of the yen, the sale of certain loan assets, and a decline in the amount of new loans added.

      As of March 31, 2003, 85% of loans were to borrowers in Japan and approximately 8% were to borrowers in the United States.

      The table below sets forth the balances as of March 31, 2002 and 2003 of our installment loans to borrowers in Japan and overseas, categorized in the case of borrowers in Japan by type of consumer or corporate loan. ¥219,555 million, or 10%, of installment loans to corporate borrowers in Japan is held in connection with our life insurance operations, and income from these loans is reflected in our consolidated statements of income as life insurance premiums and related investment income.

	As of March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Installment loans
Consumer borrowers in Japan
Housing loans	¥557,461	¥531,904	¥(25,557)	(5)%
Card loans	230,358	271,636	41,278	18%
Other	44,829	32,668	(12,161)	(27)%

Subtotal	832,648	836,208	3,560	0%

Corporate borrowers in Japan
Real estate-related companies	278,367	276,332	(2,035)	(1)%
Commercial and industrial companies	708,031	821,992	113,961	16%
Subtotal	986,398	1,098,324	111,926	11%

Total (Japan)	1,819,046	1,934,532	115,486	6%

Overseas commercial, industrial and other borrowers	432,771	333,313	(99,458)	(23)%
Loan origination costs, net	21,463	20,194	(1,269)	(6)%

Total	¥2,273,280	¥2,288,039	¥14,759	1%

      As of March 31, 2003, we had concentration of over 10% of total loans to borrowers in the real estate-related and construction industry and the entertainment industry, which are included in loans to corporate borrowers in Japan. As of March 31, 2003, we had loans outstanding of ¥327,697 million, representing 14% of total installment loans, to real estate-related companies and construction companies. Of these loans, ¥44,883 million, or 2%, were classified as non-performing loans in accordance with FASB Statement No. 114. An allowance of ¥20,394 million was allocated to these non-performing loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral. As of March 31, 2003, we had loans outstanding of ¥249,699 million, representing 11% of total installment loans, to companies in the entertainment industry. Of those, ¥10,793 million, or 0.5%, were classified as non-performing loans in accordance with FASB Statement No. 114. An allowance of ¥2,541 million was allocated to these non-performing loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral.

      The balance of loans to consumer borrowers in Japan as of March 31, 2002 and 2003 remained relatively flat. Card loans increased by 18%, because of strong demand for the loans provided by ORIX Credit. However, a 5% decrease in housing loans and a 27% decrease in other consumer loans in Japan offset this increase in card loans. The decrease in housing loans was due primarily to securitization. Other consumer loans in Japan decreased largely because of fewer loans to customers in connection with our securities brokerage business as the weak stock market in Japan resulted in lower demand for loans for margin purchases.

      The balance of loans to corporate borrowers in Japan increased by 11% as of March 31, 2003. The majority of the increase was due to a 16% increase in loans to corporate and industrial companies, which in turn was due to strong demand for non-recourse and other commercial loans in Japan. The demand for such loans stems from a number of factors, which include the ability of ORIX to provide a variety of financial structures to meet various customer needs, certain financial institutions reducing their lending because of declining asset quality and credit adequacy and other financial problems, and our extensive corporate network that allows us to access a large number of potential clients.

      The balance of loans to overseas commercial, industrial and other borrowers decreased by 23% as of March 31, 2003. This decrease was due primarily to the appreciation of the yen, which caused about half of the decline, as well as the sale of certain loan assets and fewer loans added.

      Balances of installment loans in the tables above do not include securitized assets. However, the amount of interest on loans includes gains from the securitization of installment loans. In the year ended

March 31, 2003, we securitized ¥78,674 million of installment loans, which were treated as off-balance sheet assets, and ¥46,062 million in the year ended March 31, 2002. If securitized loans are included, the total balance of installment loans would be ¥2,425,906 million as of March 31, 2003 and ¥2,349,242 million as of March 31, 2002. The balance of installment loans treated as off-balance sheet assets amounted to ¥137,867 million as of March 31, 2003 and ¥75,962 million as of March 31, 2002. Gains from the securitization of loans of ¥6,444 million were included in interest on installment loans in fiscal 2003 and ¥3,076 million in fiscal 2002. For more information on securitization, see Note 9 in “Item 18. Financial Statements.”

Asset quality of our installment loans

      We classify past due installment loans into two categories: installment loans considered impaired in accordance with FASB Statement No. 114 and 90+ days past due loans not covered by FASB Statement No. 114.

	As of and for the year ended
	March 31,

	2001	2002	2003

	(In millions of yen)
Loans considered impaired in accordance with FASB Statement No. 114
Impaired loans	¥120,090	¥113,000	¥97,278
Impaired loans requiring a valuation allowance	73,636	71,802	63,975
Valuation allowance	47,037	45,862	36,073

The valuation allowance for each period is the required valuation allowance less the value of the collateral from impaired loans, calculated in accordance with FASB Statement No. 114.

      The allowance for impaired loans accounted for in accordance with FASB Statement No. 114 relates mainly to non-performing assets resulting from the collapse of the Japanese real estate market in and following 1992. Following the adoption of FASB Statement No. 114 in the year ended March 31, 1996, we increased the allowance for non-performing loans, principally as a result of a decline in the value of real estate collateral supporting these loans, despite the absence of a significant change in total outstanding value of these loans. In the year ended March 31, 2003, a charge-off of impaired loans amounting to ¥23,676 million resulted in a decrease in the outstanding balances of impaired loans as of March 31, 2003 compared to the year ended March 31, 2002, in which a charge-off of impaired loans amounted to ¥8,475 million.

      The table below sets forth the outstanding balances of impaired loans by region and type of borrowers. Consumer loans in Japan in the “Others” category primarily consist of loans secured by stock or golf club memberships.

	As of March 31,

	2001	2002	2003

	(In millions of yen)
Impaired loans
Consumer borrowers in Japan
Housing loans	¥—	¥—	¥—
Card loans	—	—	—
Others	625	2,193	965

Subtotal	625	2,193	965

	As of March 31,

	2001	2002	2003

	(In millions of yen)
Corporate borrowers in Japan
Real estate-related companies	48,527	40,184	27,508
Commercial and industrial companies	59,288	58,338	59,578

Subtotal	107,815	98,522	87,086

Overseas commercial, industrial and other borrowers	11,650	12,285	9,227

Total	¥120,090	¥113,000	¥97,278

      The table below sets forth information as to past due loans and allowance for installment loans, excluding amounts covered by FASB Statement No. 114. Average balances are calculated on the basis of fiscal quarter-end balances.

	As of March 31,

	2001	2002	2003

	(In millions of yen, except
	percentage data)
Past due loans and allowance for installment loans
90+ days past due loans not covered by FASB Statement No. 114	¥84,827	¥74,199	¥60,587
90+ days past due loans not covered by FASB Statement No. 114 as a percentage of the balance of installment loans not covered by FASB
Statement No. 114	4.9%	3.4%	2.8%
Provisions as a percentage of average balance of installment loans	1.0%	1.1%	1.1%
Allowance for probable loan losses not covered by FASB Statement No. 114	¥53,155	¥56,188	¥54,485
Allowance for loans not covered by FASB Statement No. 114 as a percentage of the balance of 90+ days past due loans not covered by FASB Statement No. 114	62.7%	75.7%	89.9%
Allowance for loans not covered by FASB Statement No. 114 as a percentage of the balance of installment loans not covered by FASB
Statement No. 114	3.08%	2.60%	2.49%

      The balance of 90+ past due loans not covered by FASB Statement No. 114 declined by 18%, principally due to charge-offs of ¥27,443 million.

	As of March 31,

	2001	2002	2003

	(In millions of yen)
90+ days past due loans not covered by FASB Statement No. 114
Consumer borrowers in Japan
Housing loans	¥60,316	¥53,577	¥49,098
Card loans and other	14,832	9,585	6,963
Corporate borrowers in Japan
Real estate-related companies	808	195	390
Commercial and industrial companies	2,050	2,192	1,414
Overseas commercial, industrial and other borrowers	6,821	8,650	2,722

Total	¥84,827	¥74,199	¥60,587

      The majority of these past-due loans were housing loans to consumers in Japan secured by collateral (mostly first mortgages) where we received partial payments. A significant majority of these housing loans are to consumers who purchased condominiums for investment purposes. We make provisions against losses for these homogenous loans by way of general reserves for installment loans included in allowance for doubtful receivables. We make allowance for housing loans in Japan after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that may affect the default rate. These conditions include corporate and personal bankruptcies and increased unemployment rates.

      We determine the allowance for card loans and other on the basis of past loss experience, general economic conditions and the current portfolio composition.

      We believe that the level of the allowance as of March 31, 2003 was adequate because:

•	we expect to recover a portion of the outstanding balance for 90+ days past due loans not covered by FASB Statement No. 114 primarily because most 90+ days past due loans are housing loans, which are generally made to individuals and generally secured by first mortgages, and

•	the allowance for probable loan losses on loans not covered by FASB Statement No. 114 as a percentage of the balance of 90+ days past due loans not covered by FASB Statement No. 114 was 90% as of March 31, 2003.

      The ratio of charge-offs as a percentage of the balance of installment loans was 0.86%, 1.00% and 1.24% for fiscal 2001, 2002 and 2003, respectively. We recognize that, due to our charge-off policies, historical ratios of charge-offs as a percentage of the balance of our investment in installment loans may be lower than if we had taken charge-offs after they were past due for a specific arbitrary period. Accordingly, in evaluating whether the ratio of allowance for probable loan losses as a percentage of the balance of installment loans is adequate, we do not give as much weight to historical charge-off ratios as we do to the other factors discussed above.

Investment securities

      We maintain a sizable investment in various securities. The largest segment of this portfolio is the investment of the reserves in our life insurance operations. This is approximately 50% of our total investment in securities as of March 31, 2003. These reserves are generally invested in corporate debt. Corporate debt securities consist primarily of fixed interest rate instruments. Our portfolio included investments by our U.S. operations in high yield debt securities with a balance of ¥31,722 million and in commercial mortgage-backed securities with a balance of ¥111,863 million as of March 31, 2003.

	As of March 31, 2002

	Life	Other
	insurance	operations	Total

	(In millions of yen)
Investment securities
Fixed income securities	¥433,463	¥242,956	¥676,419
Marketable equity securities	73	53,448	53,521
Other securities	23,596	107,800	131,396

Total	¥457,132	¥404,204	¥861,336

	As of March 31, 2003

	Life	Other
	insurance	operations	Total

	(In millions of yen)
Investment securities
Fixed income securities	¥314,465	¥194,578	¥509,043
Marketable equity securities	550	35,269	35,819
Other securities	26,885	105,688	132,573

Total	¥341,900	¥335,535	¥677,435

      The balance of our investments in securities other than in connection with our life insurance operations decreased to ¥335,535 million as of March 31, 2003 from ¥404,204 million as of March 31, 2002, primarily reflecting declines in the Japanese stock market and the appreciation of the yen. We present income from investments in separate lines of our consolidated statements of income, depending upon the type of security and whether the security is held in connection with our life insurance operations.

      Interest we earn on fixed income securities and on interest-earning securities classified in other securities held in connection with operations other than life insurance is reflected in our consolidated statements of income as interest on loans and investment securities. All other non-interest income and losses (other than foreign currency transaction gain or loss and write-downs of securities) we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and gains on investment securities. All income and losses (other than write-downs of securities) we recognize on securities held in connection with life insurance operations are reflected in our consolidated statements of income as life insurance premiums and related investment income.

	As of and for the year
	ended March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Investment Securities
Interest on investment securities	¥22,230	¥15,980	¥(6,250)	(28)%
Japan	3,533	866	(2,667)	(75)%
Overseas	18,697	15,114	(3,583)	(19)%
New securities added	¥348,347	¥231,294	¥(117,053)	(34)%
Japan	304,248	214,477	(89,771)	(30)%
Overseas	44,099	16,817	(27,282)	(62)%
Investment in securities	¥861,336	¥677,435	¥(183,901)	(21)%
Japan	651,702	497,829	(153,873)	(24)%
Overseas	209,634	179,606	(30,028)	(14)%

      Interest on investment securities other than those held in connection with our life insurance operations decreased 28% for the year ended March 31, 2003, due to a decrease in the balance of investment in securities and lower interest rates both in Japan and overseas. The average interest rate earned on investment securities in Japan, calculated on the basis of quarterly balances, decreased to 1.61% in the year ended March 31, 2003 from 2.31% in the year ended March 31, 2002, primarily due to declines in market interest rates in Japan. The average interest rate earned on overseas investment securities, calculated on the basis of quarterly balances, decreased to 8.94% in the year ended March 31, 2003 from 9.41% in the year ended March 31, 2002, primarily due to declines in the market interest rates in the United States.

      New securities added decreased by 34% for the year ended March 31, 2003. New securities added in Japan decreased by 30% due mainly to fewer new securities added by ORIX Life Insurance and new securities added overseas decreased 62% due primarily to a decline in new investments in commercial mortgage-backed securities in the United States.

      The balance of our investment in securities decreased by 21% compared to March 31, 2002. The balance of our investment in securities in Japan decreased by 24% due primarily to a reduction of securities held by ORIX Life Insurance, and the balance of our investment in securities overseas decreased by 14% due primarily to the appreciation of the yen and the write-downs of securities.

	As of March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Investment in securities by security type
Trading securities	¥879	¥12,154	¥11,275	1283%
Available-for-sale securities	718,919	537,888	(181,031)	(25)%
Held-to-maturity securities	16,008	10,638	(5,370)	(34)%
Other securities	125,530	116,755	(8,775)	(7)%

Total	¥861,336	¥677,435	¥(183,901)	(21)%

      In past years, we mainly invested in U.S. corporate bonds purchased in the primary markets and income was mostly realized from interest. However, we began to purchase bonds we believe are undervalued in the secondary markets to realize gains from sales. This shift in strategy increased investments in trading securities by 1,283%. Investments in available-for-sale securities and held-to-maturity securities decreased by 25% and 34%, respectively, mainly due to the reduction in securities held by ORIX Life Insurance.

      The above table does not include securitized assets. If securitized assets are included, the total balance of investment in securities would be ¥722,913 million as of March 31, 2003 and ¥913,011 million as of March 31, 2002. Securities treated as off-balance sheet assets were ¥45,478 million as of March 31, 2003 and ¥51,675 million as of March 31, 2002. No securities were securitized in fiscal 2003 or 2002.

      For further information on investment in securities, see Note 8 of “Item 18. Financial Statements.”

          Brokerage commissions and net gains on investment securities

      All non-interest income and losses (other than foreign currency transaction gain or loss and write-downs of securities) we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains on investment securities.

	Year ended
	March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Brokerage commissions and net gains on investment securities
Brokerage commissions	¥2,940	¥2,400	¥(540)	(18)%
Net gains on investment securities	15,427	8,457	(6,970)	(45)%

Total	¥18,367	¥10,857	¥(7,510)	(41)%

      Brokerage commissions and net gains on investment securities decreased by 41% in the year ended March 31, 2003. Reflecting lower trading volumes in Japan, our brokerage commissions from ORIX Securities decreased by 18% and net gains on investment securities decreased by 45% for the year ended March 31, 2003, due primarily to fewer net gains on investment securities in Japan as a result of declines in the Japanese stock market.

      As of March 31, 2003, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥20,845 million, compared to ¥41,992 million as of March 31, 2002. As of March 31, 2003, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥11,694 million, compared to ¥16,369 million as of March 31, 2002. Such unrealized gains decreased primarily due to declines in the Japanese stock market and the sale of securities. Gross unrealized losses declined primarily due to write-downs of securities and the sale of securities.

          Life insurance premiums and related investment income

      All income and losses (other than write-downs of securities and provisions for doubtful receivables and probable loan losses) we recognize on securities and installment loans held in connection with life insurance operations are reflected in our consolidated statements of income as life insurance premiums and related investment income.

	Year ended March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Life insurance premiums and related investment income
Life insurance premiums	¥135,479	¥122,963	¥(12,516)	(9)%
Life insurance-related investment income	16,854	15,548	(1,306)	(8)%

Total	¥152,333	¥138,511	¥(13,822)	(9)%

      Life insurance premiums and related investment income decreased by 9% compared to the year ended March 31, 2002. Life insurance premiums of ORIX Life Insurance decreased 9% due to a continued shift from savings-type to insurance-only life insurance products that are expected to produce reduced revenues but higher margins. Life insurance-related investment income decreased 8% due to the lower gains from the sale of securities.

	Year ended March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Investments by ORIX Life Insurance
Fixed-income securities	¥433,463	¥314,465	¥(118,998)	(27)%
Marketable equity securities	73	550	477	653%
Other securities	23,596	26,885	3,289	14%
Total investment in securities	457,132	341,900	(115,232)	(25)%
Installment loans and other investments	86,606	237,905	151,299	175%

Total	¥543,738	¥579,805	¥36,067	7%

      Fixed income securities decreased 27% compared with March 31, 2002, while other investments, which are made up primarily of loans, increased 175%, as we sold securities and replaced them with corporate loans as part of ORIX Life Insurance’s portfolio management.

	Year ended
	March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Breakdown of Life Insurance-Related Investment Income
Net gains on investment securities	¥7,318	¥3,448	¥(3,870)	(53)%
Interest on loans and investment securities, and others	9,536	12,100	2,564	27%

Total	¥16,854	¥15,548	¥(1,306)	(8)%

      For further information on life insurance operations, see Note 21 of “Item 18. Financial Statements.”

Residential condominium sales

	Year ended
	March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Residential condominium sales
Residential condominium sales	¥58,078	¥71,165	¥13,087	23%

      Revenues from residential condominium sales increased by 23% compared to the previous fiscal year, as lower land prices in metropolitan areas, especially around Tokyo, have resulted in relatively strong demand from buyers who wish to live close to urban centers. We have been able to provide condominiums that are attractive to these customers. All revenues from residential condominium sales come from Japan.

Interest income on deposits

      Interest income on deposits not included in other categories of revenues includes principally interest on bank deposits. Interest income on deposits decreased by 62%, or ¥848 million, for the year ended March 31, 2003, to ¥526 million, due primarily to the low interest rate environment in Japan and lower balance of deposits.

Other operations

	As of and for the
	year ended March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Other operations
Other operating revenues	¥63,627	¥80,460	¥16,833	26%
Japan	51,652	70,545	18,893	37%
Overseas	11,975	9,915	(2,060)	(17)%
New assets added	¥204,121	¥116,736	¥(87,385)	(43)%
Japan	180,903	99,330	(81,573)	(45)%
Overseas	23,218	17,406	(5,812)	(25)%
Other operating assets	¥260,373	¥101,481	¥(158,892)	(61)%
Japan	248,216	91,851	(156,365)	(63)%
Overseas	12,157	9,630	(2,527)	(21)%

      Other operating revenues for the year ended March 31, 2003 increased by 26%, due primarily to gains on the sale of a majority of the shares of an affiliated real estate investment trust (“JREIT”) to the public totaling ¥3,174 million, revenues from building maintenance, which increased from ¥6,673 million in fiscal 2002 to ¥11,731 million in fiscal 2003, and revenues from other real estate-related operations in Japan. In addition, we made principal investments in certain companies with the intention to restructure and resell them for a gain in the future. The companies acquired in fiscal 2003 include a resort hotel and a sporting goods distributor. These companies are consolidated entities, so the revenues from the hotel and the sale of sporting goods are included in our consolidated financial statements. Other operating revenues overseas decreased primarily due to the recording of revenues from certain investments in real estate partnerships in the United States gross in operating lease revenues for the year ended March 31, 2003, whereas they had previously been recorded net in other operating revenues.

      New assets added for the year ended March 31, 2003 declined 43%. In Japan, there was a large increase in new assets added in the last fiscal year due to the purchase of properties to be contributed to the JREIT. Shares of the JREIT were sold to the public in fiscal 2003. Overseas, the decrease of new assets added was due to the reduction of new real estate developments in the United States.

      In June 2002, ORIX JREIT Inc. conducted an initial public offering of units in the JREIT, which had been previously issued by the JREIT to the Company. Prior to the initial public offering, the Company owned 100% of the JREIT. Prior to and during the year ended March 31, 2002, the Company acquired approximately ¥100 billion in real property that was subsequently sold to the JREIT. Subsequent to completion of the offering of 80% of the outstanding units held by the Company, these assets no longer remained on our consolidated balance sheets. We retained approximately 20% of the investment units of the JREIT, which is included in investment in affiliates on our consolidated balance sheets.

      As a result of the listing of the JREIT, other operating assets in Japan as of March 31, 2003 declined 63% compared with the previous year. The write-downs of long-lived assets also decreased the balance of operating assets related to golf courses and hotels in Japan. Overseas, the appreciation of the yen resulted in a decline in other operating assets compared to the previous year.

Expenses

Interest expense

      Interest expense amounted to ¥71,990 million in the year ended March 31, 2003, a decrease of ¥18,358 million, or 20% from the year ended March 31, 2002, primarily as the result of declines in market interest rates, particularly overseas. Based on segment information, interest expense in overseas segments was ¥36,057 million in fiscal 2003 and ¥53,632 million in fiscal 2002, a decline of ¥17,575 million, or 33%, primarily as a result of lower interest rates overseas, and to a lesser extent, lower debt levels.

      The average interest rate on our short-term and long-term debt in Japan, calculated on the basis of quarterly balances, was 1.11% in the year ended March 31, 2003, compared to 1.30% in the year ended March 31, 2002. The average interest rate on our short-term and long-term overseas debt, calculated on the basis of quarterly balances, decreased to 4.19% in the year ended March 31, 2003 from 5.34% in the year ended March 31, 2002, due to lower interest rates overseas.

      The ratio of our funding directly from capital markets to our total debt and deposits was 48% and 53% as of March 31, 2003 and March 31, 2002, respectively. The decline was due primarily to a reduction of CP. See “— Liquidity and Capital Resources.” Notes issued under our medium-term notes program decreased by ¥79,069 million to ¥245,300 million as of March 31, 2003 from ¥324,369 million as of March 31, 2002, while bonds increased by ¥31,350 million to ¥894,038 million as of March 31, 2003 from ¥862,688 million as of March 31, 2002. Issued and outstanding CP decreased to ¥527,263 million as of March 31, 2003 from ¥1,012,932 million as of March 31, 2002.

Depreciation— operating leases

      Depreciation of operating leases increased ¥3,518 million, to ¥80,565 million in the year ended March 31, 2003, an increase of 5% from the level in the year ended March 31, 2002. The increase was due to an increase in the average balance of operating leases for the year ended March 31, 2003.

Life insurance costs

      In line with a decrease in life insurance premiums and related investment income, life insurance costs decreased in the year ended March 31, 2003 by ¥14,102 million, or 10%, to ¥125,684 million from the year ended March 31, 2002. The largest cost associated with life insurance operations is provision for policy liability reserves, which generally vary with premium income.

Costs of residential condominium sales

      Costs of residential condominium sales for the year ended March 31, 2003 rose ¥11,252 million or 23%, to ¥60,769 million compared to the previous fiscal year, corresponding to increased revenues from residential condominium sales during the same period. In fiscal 2003, both revenues and costs from the sale of residential condominiums rose 23%, reflecting gross margins (the difference between sales and costs divided by sales) that were approximately equal compared to fiscal 2002.

Other operating expenses

      Other operating expenses increased 40%, to ¥41,359 million, in the year ended March 31, 2003, reflecting increased other operating revenues.

Selling, general and administrative expenses

	Year ended March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Selling, General and Administrative Expenses
Personnel expenses	¥57,115	¥66,155	¥9,040	16%
Selling expenses	21,197	24,131	2,934	14%
Administrative expenses	45,310	50,913	5,603	12%
Depreciation of office facilities	2,694	3,072	378	14%

Total	¥126,316	¥144,271	¥17,955	14%

      Employee salaries and other personnel expenses account for approximately half of selling, general and administrative expenses, and the remaining half consists of such general overhead expenses such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in the year ended March 31, 2003 were ¥144,271 million, an increase of 14% from the year ended March 31, 2002. This increase in expenses primarily reflected growth in existing businesses and an increase in the number of consolidated companies as well as the administrative and advertising costs associated with an increase in retail businesses.

Provision for doubtful receivables and probable loan losses

      We make provision for doubtful receivables and probable loan losses for direct financing leases and installment loans. Provision for doubtful receivables and probable loan losses in the year ended March 31, 2003 was ¥54,706 million, an increase of 7% from the year ended March 31, 2002, and included provisions of approximately ¥5,300 million for investments related to the airline industry. Provisions for direct financing leases declined 27% due primarily to reduced provisions for our leasing operations in the Americas, while provisions for loans not covered by FASB Statement No. 114 increased 11% due to an increased average balance of consumer card loans and housing loans. Provisions for loans in accordance with FASB Statement No. 114 increased 107% due to provisions for airline-related loans and an increase in the balance of corporate loans in Japan.

	Year ended March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses
Beginning balance	¥141,077	¥152,887	¥11,810	8%
Direct financing leases	40,885	50,837	9,952	24%
Loans not covered by FASB Statement No. 114	53,155	56,188	3,033	6%
FASB Statement No. 114 impaired loans	47,037	45,862	(1,175)	(2)%
Provisions charged to income	¥51,367	¥54,706	¥3,339	7%
Direct financing leases	23,237	16,978	(6,259)	(27)%
Loans not covered by FASB Statement No. 114	21,240	23,497	2,257	11%
FASB Statement No. 114 impaired loans	6,890	14,231	7,341	107%
Charge-offs (net)	¥(49,340)	¥(76,564)	¥(27,224)	55%
Direct financing leases	(21,364)	(25,445)	(4,081)	19%
Loans not covered by FASB Statement No. 114	(19,501)	(27,443)	(7,942)	41%
FASB Statement No. 114 impaired loans	(8,475)	(23,676)	(15,201)	179%
Other*	¥9,783	¥2,117	¥(7,666)	(78)%
Direct financing leases	8,079	218	(7,861)	(97)%
Loans not covered by FASB Statement No. 114	1,294	2,243	949	73%
FASB Statement No. 114 impaired loans	410	(344)	(754)	(184)%
Ending balance	¥152,887	¥133,146	¥(19,741)	(13)%
Direct financing leases	50,837	42,588	(8,249)	(16)%
Loans not covered by FASB Statement No. 114	56,188	54,485	(1,703)	(3)%
FASB Statement No. 114 impaired loans	45,862	36,073	(9,789)	(21)%

*	Other includes foreign currency translation adjustments and the effect of acquisitions.

Write-downs of long-lived assets

      In accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets.”), we wrote down ¥50,682 million in real estate assets in Japan in the year ended March 31, 2003 compared to ¥2,716 million in the previous fiscal year. The assets we wrote down include golf courses, residential rental condominiums, corporate dormitories, hotel properties and other properties. The increase in write-downs was primarily due to continued and significant declines in the values of these assets and in the expected cash flows generated from these assets against the background of continued asset deflation in Japan and an uncertain global economic environment.

      In accordance with FASB Statement No. 144, an asset is generally deemed to be impaired if the sum of future cash flows is expected to be less than the current carrying value of the asset. If an asset is deemed to be impaired, the value of the asset is written down to estimated fair value. The requirements of FASB Statement No. 144 potentially result in large charges being recorded in the period in response to relatively smaller changes in estimated future cash flows. An asset is generally not considered to be impaired so long as the undiscounted estimated future cash flows exceed the carrying value. However, once the estimated cash flows are believed to be less than the current carrying value, the asset is written down to estimated fair value (which would generally be similar to discounting the estimated future cash flows). Write-downs to estimated fair value prior to the point that the asset is determined to be impaired are not permitted.

      All the write-downs in fiscal 2002 and 2003 were recorded in the real estate segment. Our total investment in long-lived assets as of March 31, 2003 was ¥635,233 million. Of these ¥447,619 were located in Japan and ¥187,614 were located overseas. Of the long-lived assets in Japan, ¥207,821 million were in the real estate segment. While FASB Statement No. 144 applies to all of our long-lived assets, we believe that there is a higher probability of further write-downs in the real estate segment than in other segments, due to the asset deflation that has continued to adversely impact real estate prices and rental rates for over ten years in Japan. For discussion of these write-downs, including the details of the types of assets and the amounts that were written down, see Note 23 of “Item 18. Financial Statements.” For a breakdown of long-lived assets by segment, see Note 29 of “Item 18. Financial Statements.”

Write-downs of securities

      In the year ended March 31, 2003, write-downs of securities declined by 27%, or ¥5,417 million, to ¥14,325 million. The write-downs for fiscal 2003 included approximately ¥5,000 million for write-downs of high yield bonds in the United States, which included approximately ¥900 million in write-downs of securities related to the airline industry.

Foreign currency transaction loss (gain), net

      We recognized a foreign currency transaction loss in the amount of ¥1,211 million in the year ended March 31, 2003, compared to a gain of ¥1,360 million in the year ended March 31, 2002, primarily due to the appreciation of the euro against the U.S. dollar in fiscal 2003 and the appreciation of the Indonesia rupiah against the U.S. dollar in fiscal 2002. For information on the impact of foreign currency fluctuations, see “Item 11. Qualitative and Quantitative Disclosures about Market Risk.”

Equity in Net Income (Loss) of Affiliates

      Equity in net income (loss) of affiliates in the year ended March 31, 2003 was a gain of ¥6,203 million, compared to a loss of ¥449 million in the year ended March 31, 2002. The gain in the year ended March 31, 2003 primarily reflects contributions from Stockton Holdings in the Americas segment, and The Fuji Fire and Marine Insurance Company, Ltd. (“Fuji Fire and Marine”) in the other segment of operations in Japan. For discussion of investment in affiliates, see Note 11 of “Item 18. Financial Statements.”

Gain on Sales of Affiliates

      Gain on sales of affiliates in the year ended March 31, 2003 was a net gain of ¥2,002 million, which consists mainly of gain on sales of stock purchase options related to Korea Life Insurance Co., Ltd, compared to a gain of ¥119 million in the year ended March 31, 2002. For discussion of investment in affiliates, see Note 11 of “Item 18. Financial Statements.”

Provision for Income Taxes

      Provision for income taxes in the year ended March 31, 2003 was ¥21,196 million, compared to the provision of ¥32,903 million in the year ended March 31, 2002. The decrease of ¥11,707 million was primarily due to lower income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes. For discussion of income taxes, see Note 15 in “Item 18, Financial Statements.”

Extraordinary Gain

      We acquired approximately a 22% interest in Fuji Fire and Marine on March 30, 2002. After the US GAAP financial statements for Fuji Fire and Marine were completed in January 2003, we recorded an extraordinary gain of ¥3,214 million, net of applicable taxes, in accordance with FASB Statement No. 141 (“Business Combinations”) for our proportional share of the fair value of the net assets acquired over the acquisition cost.

Cumulative Effect of a Change in Accounting Principle

      On April 1, 2002, as a result of adopting FASB Statement No. 141, we recorded a transition gain, as an effect of a change in accounting principle, due to the write-off of unamortized deferred credits of

¥1,937 million that existed as of March 31, 2002. The deferred credits relate to an excess of the fair value over cost arising from business combinations completed and investments accounted for by the equity method acquired before July 1, 2001.

Segment Information

      The following discussion presents segment financial information on the basis that is regularly used by management for evaluating performance of business segments and deciding how to allocate resources to them. The reporting segments are identified based on the nature of services for operations in Japan and based on geographic areas for overseas operations. For a description of segments, see “Item 4. Information on the Company-Profile of Business by Segment” and see Note 29 in “Item 18. Financial Statements,” for additional segment information.

      Segments in Japan accounted for 92% and 80% of total segment profit in fiscal 2002 and 2003, respectively. As of March 31, 2003, ¥4,241 billion, or 79%, of total segment assets were in Japan.

      Segments overseas accounted for 8% and 20% of total segment profits in fiscal 2002 and 2003, respectively. As of March 31, 2003, ¥618 billion or 12%, of total segment assets were in the Americas, ¥438 billion or 8%, in Asia and Oceania, and ¥75 billion or 1%, in Europe.

      The following discussion of segments also includes discussion of recent trend information that management believes is important for understanding our operations. We believe this information to be valid at the time of filing of this annual report with the SEC. However, we also believe that our business is inherently subject to rapid and dramatic changes. It is in the opinion of management, therefore, that any discussion of trends should be reviewed with caution, because those trends can change in a relatively short period of time.

	Year ended March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Segment revenues
Business segments in Japan
Corporate finance	¥118,794	¥125,560	¥6,766	6%
Equipment operating leases	67,319	67,655	336	0%
Real estate-related finance	31,582	51,589	20,007	63%
Real estate	85,516	104,454	18,938	22%
Life insurance	154,296	138,511	(15,785)	(10)%
Other	49,139	61,238	12,099	25%

Subtotal	506,646	549,007	42,361	8%

Overseas business segments
The Americas	75,195	57,909	(17,286)	(23)%
Asia and Oceania	56,677	55,425	(1,252)	(2)%
Europe	14,716	13,311	(1,405)	(10)%

Subtotal	146,588	126,645	(19,943)	(14)%

Total	653,234	675,652	22,418	3%
Reconciliation of segment totals to consolidated amounts	5,228	7,993	2,765	53%

Total consolidated revenues	¥658,462	¥683,645	¥25,183	4%

	Year ended
	March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Segment profit (income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes)
Business segments in Japan
Corporate finance	¥48,066	¥44,158	¥(3,908)	(8)%
Equipment operating leases	9,906	4,402	(5,504)	(56)%
Real estate-related finance	5,654	19,572	13,918	246%
Real estate	5,842	(39,441)	(45,283)	—
Life insurance	5,764	4,791	(973)	(17)%
Other	4,941	8,452	3,511	71%

Subtotal	80,173	41,934	(38,239)	(48)%

Overseas business segments
The Americas	810	1,332	522	64%
Asia and Oceania	5,433	9,765	4,332	80%
Europe	600	(736)	(1,336)	—

Subtotal	6,843	10,361	3,518	51%

Total segment profit (loss)	87,016	52,295	(34,721)	(40)%

Reconciliation of segment totals to consolidated amounts	(13,977)	(6,007)	7,970	—

Total consolidated income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥73,039	¥46,288	¥(26,751)	(37)%

	As of March 31,		Change

	2002	2003	Amount	Percent

	(In millions of yen, except percentage data)
Segment assets
Business segments in Japan
Corporate finance	¥1,960,380	¥1,893,422	¥(66,958)	(3)%
Equipment operating leases	147,444	144,397	(3,047)	(2)%
Real estate-related finance	1,012,896	931,513	(81,383)	(8)%
Real estate	326,473	303,838	(22,635)	(7)%
Life insurance	543,738	579,805	36,067	7%
Other	352,433	387,978	35,545	10%

Subtotal	¥4,343,364	¥4,240,953	¥(102,411)	(2)%

Overseas business segments
The Americas	794,330	618,148	(176,182)	(22)%
Asia and Oceania	435,093	437,874	2,781	1%
Europe	113,844	75,207	(38,637)	(34)%

Subtotal	1,343,267	1,131,229	(212,038)	(16)%

Total	5,686,631	5,372,182	(314,449)	(6)%

Reconciliation of segment totals to consolidated amounts	(158,482)	(203,875)	(45,393)	—

Total consolidated operating assets	¥5,528,149	¥5,168,307	¥(359,842)	(7)%

Business Segments in Japan

Corporate finance

      Segment profits for corporate finance in the year ended March 31, 2003 decreased 8%, due to a decrease in gains from securitizations as compared to the previous fiscal year. Despite our acquisition of Nittetsu Lease, the balance of segment assets for corporate finance as of March 31, 2003 decreased 3%, primarily as a result of the securitization of lease assets during the year ended March 31, 2003.

      Profits in the corporate finance segment have been supported in recent years in part by acquisitions of primarily direct financing leases. Due to the low interest rates in Japan and severe competition in the leasing market in Japan, if acquisitions are excluded, new business volumes in leasing have been on a downward trend in recent years. While we made one major acquisition in fiscal 2003, which was Nittetsu Lease, we cannot be certain that we will be able to make such acquisitions in the future.

      In contrast to this decline in direct financing leases, we have seen growth in automobile maintenance leases and corporate loans in recent years. Because our automobile maintenance leases offer customers a cost effective way of outsourcing their vehicle maintenance needs, we have seen an increase in such outsourcing needs in recent years. In addition, we have increased our lending to small and medium-sized companies. Some of this lending involves financial structures to help companies secure off-balance financing or non-recourse financing. These loans are also offered in our real estate-related finance segment. While the competition for loans from banks and other financial institutions remains strong, we are seeing an improved risk pricing mechanism working in the market, which has made it easier for us to increase interest rates on certain loans.

Equipment operating leases

      In the year ended March 31, 2003, segment profits for equipment operating leases decreased 56%. Revenues from our car rental operations increased, but the slowdown in IT-related businesses and the resulting lower utilization rates in rentals of precision measuring and other equipment resulted in flat revenues overall. Because the rentals of precision measuring and other equipment are the major component of profits in this segment, the lower utilization rates of such equipment resulted in lower profits. In addition, provisions for doubtful receivables and probable loan losses rose to ¥2,431 million, including a provision of ¥2,360 million for investments in aircraft leasing, compared to provisions in fiscal 2002 of ¥24 million.

      We have seen a decline in utilization rates for the rentals of precision measuring equipment since fiscal 2001 as a result of the slowdown of IT-related demand, particularly in Japan. In response, we have worked to adjust our level of equipment by selling unneeded equipment and limiting new purchases. Because we believe we have a substantial share of the market in Japan and we offer a wide-range of equipment and services, an overall improvement in the IT sector may result in greater demand for our equipment rentals. In the second half of fiscal 2003, we did experience somewhat of an improvement in utilization rates. However, the overall market for such equipment rentals continues to remain sluggish and we do not expect an improvement in utilization rates until there is a general recovery in the IT sector.

Real estate-related finance

      Segment profit for real estate-related finance for the year ended March 31, 2003 increased 246%. The increase was due largely to gains from selling shares of our REIT to the public in fiscal 2003, as well as a strong performance by our consumer housing loans which included the contribution of housing loans acquired in fiscal 2002, corporate non-recourse loans and loan servicing operations and gains from the sale of real estate-related assets and from the securitization of loan receivables. Gains from selling shares of our REIT to the public were approximately ¥3 billion which made up approximately 15% of segment profits from real estate-related finance. In addition, the securitization of housing loans resulted in gains of ¥1,732 million. Real estate-related finance assets as of March 31, 2003 decreased 8%. Despite an increase in assets due to the acquisition of KDDI Development, the balance of segment assets decreased due to a reduction in assets of approximately ¥80 billion as a result of selling shares of our REIT to the public.

      The market for real estate-related finance in Japan has undergone substantial changes since the latter part of the 1990s as a result of structural changes in the economy and deregulation, which has allowed a number of new forms of real estate-related financial transactions. In particular, loan servicing of both performing and non-performing assets, non-recourse loans, and REITs were made possible because of deregulation. We have been able to combine our expertise in both the financing and the developing, managing and operating of real estate to be an active player in these new areas.

Real estate

      For the year ended March 31, 2003, the real estate segment recorded a loss of ¥39,441 million compared to a profit of ¥5,842 million for the year ended March 31, 2002, primarily due to ¥50,682 million in write-downs of long-lived real estate assets. The balance of real estate assets as of March 31, 2003 decreased 7%, also due primarily to the write-downs of these long-lived assets.

      In recent years, some parts of the business, for instance the development of residential condominiums and more recently building maintenance, have made positive contributions to earnings in the real estate segment. However, profitability has been adversely affected by write-downs of long-lived assets, primarily as a result of the asset deflation in Japan that has continued for over ten years. We expect this deflation to continue for the fiscal year ended March 31, 2004 and believe there may be a possibility of additional write-downs of long-lived assets if there is further deterioration in the expected cash flows from the properties that we own.

      As part of the Japanese government’s efforts to stimulate the economy, a number of tax incentives to encourage spending on housing combined with lower land prices in metropolitan areas have increased demand from individuals looking to purchase housing close to urban centers and we have benefited from this increased demand. In fiscal 2003, we sold approximately 2,300 condominiums. Against the backdrop of a stagnant Japanese economy, we have been cautious about expanding this business, however we do expect to sell more units in fiscal 2004 than in fiscal 2003. Despite the increase in the number of units sold, margins, which here refer to the difference between revenues from condominium sales and costs of residential condominium sales, are expected to remain flat because some of the units sold in fiscal 2003 were of relatively high margins.

Life insurance

      Segment profits in the life insurance business in the year ended March 31, 2003 decreased 17%. Despite our shift in strategy from savings-type to insurance-only life insurance products in order to increase profitability, segment profits decreased due to a decrease in life insurance-related investment income as a result of fewer gains on sales of securities. The outstanding balance of segment assets as of March 31, 2003 increased by 7%. In fiscal 2002, our life insurance subsidiary sold some securities with the purpose of purchasing loans. Because of the timing difference between the sale of securities and the purchase of loans, at the end of fiscal 2002 the subsidiary held a substantial balance of cash which was not included as an operating asset of this segment. When that cash was used to purchase loans in the first part of fiscal 2003, the operating assets of the subsidiary increased, but the total assets remained almost equivalent to fiscal 2002.

      In the latter half of the 1990s, we sold a considerable amount of endowment life insurance products, which are in effect a savings-type product and result in substantial revenue and asset growth because the buyer of these products pays a lump sum at the beginning of the contract. A large portion of these payments are added to life insurance reserves, which are invested in securities, loans and other investments as part of the life insurance operations’ portfolio management. As a result, revenues and assets in the life insurance segment increased substantially in fiscal 1998, 1999 and 2000, with assets in this segment more than trebling from fiscal 1997 to fiscal 2001.

      Most of these assets were invested in investment grade yen-denominated corporate bonds. As interest rates in Japan declined during this period, the price of many bonds rose and we sold some of these bonds to realize a gain. By fiscal 2003, there were substantial lower unrealized gains on investment securities. Because of the low return on assets as a result of the low interest rate environment in Japan, we have shifted our sales strategy in the life insurance operations from the savings-type products to insurance only-products, which produce significantly lower revenues and assets, but have relatively higher margins. As a result, we have seen lower revenues in the life insurance operations each year from fiscal 2002 and asset growth has ceased. Since fiscal 2002, we have also begun to sell some securities and replace them with corporate loans as an effort to diversify the asset portfolio.

      We expect to continue this strategy of marketing primarily insurance-only products and seek to improve profitability. However, it may take some time before we are able to realize this goal. In addition, because a larger amount of the savings-type products will start to be repaid from fiscal 2004, we expect assets in this segment to decline in the foreseeable future.

Other

      This segment recorded a strong improvement in profits. Primarily as a result of an increase in interest on consumer card loans due to a higher balance of assets as well as contribution from the securitization of loans in the card loan business, profits in the year ended March 31, 2003 increased by 71%. The outstanding balance of segment assets as of March 31, 2003 increased by 10%, primarily due to an increase in balance of card loans and an increase in investments related to the corporate restructuring business.

      If securitized assets are included, the balance of our card loans increased three-fold from March 31, 2000 to March 31, 2003. Since the second half of fiscal 2003, however, we have attempted to slow the growth in card loans in consideration of the increase of personal bankruptcies in Japan as we focus on maintaining the credit quality of these loans.

Overseas Business Segments

The Americas

      Segment profits in the Americas in the year ended March 31, 2003 increased 64%. While our commercial mortgage-backed securities operations had lower earnings as compared to the previous fiscal year, costs associated with restructuring of our truck and construction equipment leasing business decreased. The segment assets as of March 31, 2003 decreased 22%, due primarily to a reduction in leasing assets and the appreciation of the yen.

      In the fiscal years ended March 31, 2002 and 2003, we also recorded write-downs of securities, which were primarily high yield bonds, in the Americas segment totaling approximately ¥7 billion and ¥5 billion, respectively. The high yield debt investments were originally conducted by ORIX USA Corporation (“OUC”), but were transferred to ORIX Capital Markets (“OCM”) in 2001. The investment in high yield bonds has decreased from ¥45,649 million to ¥31,722 million as a result of sales of securities and write-downs. We will continue to make investments in high yield bonds through a new team at OCM.

      OCM has been the largest contributor to earnings in the Americas segment in recent years. Even though profitability declined somewhat in fiscal 2003 as a result of lower servicing income and interest income as a result of lower interest rates in the United States, this subsidiary remains to be an important component of our operations in the Americas. We expect to continue to pursue selected opportunities in the commercial mortgage and corporate debt markets for investment and loan servicing.

      In fiscal 1999 and 2000, the Americas segment performed strongly as a result of strong growth in almost all of our operations in the United States. In fiscal 2001, however, there was a substantial increase in provisions for doubtful receivables and probable loan losses as a result of deterioration of assets of OFS, particularly in its truck leasing portfolio. In fiscal 2002, weakening conditions in the U.S. economy continued to adversely affect the leasing business related to transportation, construction and other heavy equipment, resulting in an increase in doubtful receivables for direct financial leases. In response to this, we restructured OFS, which included replacing some members of senior management and reducing the number of employees. In addition, a specialist recovery team was set up to pursue a quick recovery on problem loans. At the same time, we attempted to diversify our portfolio by increasing activities in business credit, structured finance and other new lending businesses. While the restructuring of these operations was essentially completed by the end of fiscal 2003, we are still cautious about expanding our operations because of concerns we have with the American economy.

Asia and Oceania

      In Asia and Oceania, segment profits increased 80%. Strong performance by our corporate lending and automobile leasing operations in the region and contributions from equity method affiliates contributed to this increase in segment profits.

      Our operations in Asia and Oceania were adversely affected in the wake of the Asian Currency Crisis of 1997 and we recorded segment losses in this segment in fiscal 1998 and 1999. However, in recent years, we have seen a gradual recovery in most of the economies where we do business, and a lower level of non-performing assets and greater profitability at many subsidiaries in the region. We have designated automobile leasing as one strategic growth area, and we are continuing to expand this operation in many countries where we do business. We have also seen some opportunities for investment banking activities, which includes the investment in Korea Life. In recent months, however, the economies of Hong Kong, Singapore and Taiwan have shown signs of weakness as a result of continued competitive pressures from China and concerns of the outbreak of SARS.

Europe

      Segment losses for the year ended March 31, 2003 amounted to ¥736 million. While the sale of investment securities contributed to profits in the previous fiscal year, no similar contributions were made in fiscal 2003. A decline in assets and losses at equity method affiliates also contributed to the loss. Segment assets as of March 31, 2003 decreased 34%, primarily due to the appreciation of the yen, the sale of some aircraft and a lower balance of loans and investment securities.

      The operating assets in the Europe segment have decreased by over 50% since March 31, 2000. We have not found many new opportunities in this region and we expect the downward trend in assets to continue. Our single largest operation in terms of assets is our aircraft leasing operations carried out by ORIX Aviation in Ireland. This operation makes up approximately half of the segment’s ¥75,207 million of operating assets. We sold three aircraft in fiscal 2003, and expect to sell more if an opportunity arises. While all our aircraft were leased as of March 31, 2003, we experienced a fall in leasing rates in fiscal 2003. The airline industry globally has suffered since the terrorist attacks in the United States in 2001. We do not have the intention to expand aircraft leasing and are likely to remain cautious until there is sustained improvement in the global airline industry.

Year Ended March 31, 2002 Compared to Year Ended March 31, 2001

Performance Summary

	Year ended March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Income statement data
Total revenues	¥586,149	¥658,462	¥72,313	12%
Total expenses	529,001	585,093	56,092	11%
Operating income	57,148	73,369	16,221	28%
Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	59,236	73,039	13,803	23%
Net income	34,157	40,269	6,112	18%

Total Revenues

	Year ended March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Total Revenues:
Direct financing leases	¥122,003	¥121,914	¥(89)	(0)%
Operating leases	113,478	120,807	7,329	6%
Interest on loans and investment securities	109,448	121,962	12,514	11%
Brokerage commissions and net gains on investment securities	12,055	18,367	6,312	52%
Life insurance premiums and related investment income	158,314	152,333	(5,981)	(4)%
Residential condominium sales	36,928	58,078	21,150	57%
Interest income on deposits	2,520	1,374	(1,146)	(45)%
Other operating revenues	31,403	63,627	32,224	103%

Total	¥586,149	¥658,462	¥72,313	12%

      Total revenues for the fiscal year ended March 31, 2002 increased by 12%. This increase reflected principally an increase of ¥32,224 million in other operating revenues primarily due to building maintenance operations and revenues from real estate-related businesses and ¥21,150 million of residential condominium sales, as well as smaller increases in revenues from operating leases, brokerage commissions and net gains on investment securities and interest on loans and investment securities. The increase in total revenues was partially offset by a decrease in revenues from life insurance premiums and related investment income and smaller declines in revenues from direct financing leases and interest income on deposits.

Total Expenses

	Year ended March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Total Expenses:
Interest expense	¥109,289	¥90,348	¥(18,941)	(17)%
Depreciation—operating leases	68,316	77,047	8,731	13%
Life insurance costs	143,709	139,786	(3,923)	(3)%
Costs of residential condominium sales	32,078	49,517	17,439	54%
Other operating expenses	11,502	29,614	18,112	157%
Selling, general and administrative expenses	101,156	126,316	25,160	25%
Provision for doubtful receivables and probable loan losses	44,584	51,367	6,783	15%
Write-downs of long-lived assets	4,090	2,716	(1,374)	(34)%
Write-downs of securities	10,848	19,742	8,894	82%
Foreign currency transaction loss (gain), net	3,429	(1,360)	(4,789)	(—)%

Total	¥529,001	¥585,093	¥56,092	11%

      Total expenses for the year ended March 31, 2002 increased by 11%. Corresponding to an increase in revenues in operating leases, residential condominium sales and other operating revenues, operating lease depreciation expense, costs of residential condominium sales and other operating expenses grew in the year ended March 31, 2002, but life insurance costs declined in line with lower revenues. Selling, general and administrative expenses increased primarily as a result of the increase in the number of consolidated companies as well as the on-going restructuring of one of our subsidiaries in the United States. We also increased write-downs of securities, as well as provision for doubtful receivables and probable loan losses. Interest expense decreased due to declines in market interest rates and efficient procurement of funding from capital markets. Write-downs of long-lived assets also decreased. We also recorded a gain from foreign currency transactions compared to a loss in the same period in the previous year.

Operating Income, Income Before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes and Net Income

      Operating income for the year ended March 31, 2002 increased 28%, or ¥16,221 million, to ¥73,369 million from ¥57,148 million in the year ended March 31, 2001. Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes in the year ended March 31, 2002 increased by 23%, or ¥13,803 million, to ¥73,039 million, from the year ended March 31, 2001.

      Net income increased 18%, to ¥40,269 million, in the year ended March 31, 2002 from the year ended March 31, 2001. Basic and diluted earnings per share in the year ended March 31, 2002 were ¥489.19 and ¥467.11, respectively, compared to ¥417.77 and ¥400.99 in the year ended March 31, 2001.

Operating assets

	As of March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Operating assets
Investment in direct financing leases	¥1,657,709	¥1,658,669	¥960	0%
Installment loans	1,846,511	2,273,280	426,769	23%
Investment in operating leases	451,171	474,491	23,320	5%
Investment in securities	942,158	861,336	(80,822)	(9)%
Other operating assets	132,006	260,373	128,367	97%

Total operating assets	5,029,555	5,528,149	498,594	10%
Other assets	561,756	822,070	260,314	46%

Total assets	¥5,591,311	¥6,350,219	¥758,908	14%

      Operating assets increased 10%. While substantial acquisitions of direct financing leases were made during the fiscal year ended March 31, 2002, approximately ¥203 billion in lease receivables was securitized during the year and total investment in direct financing leases remained almost unchanged compared with the previous fiscal year. However, growth in installment loans and other operating assets led to an increase in our operating assets.

      The table below sets forth the volume of new assets for the fiscal years ended March 31, 2001 and March 31, 2002.

	Year ended March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Volume of new assets
Direct financing leases: new receivables added	¥842,396	¥1,083,070	¥240,674	29%
Direct financing leases: new equipment acquisitions	723,330	980,379	257,049	36%
Installment loans: new loans added	740,639	1,340,400	599,761	81%
Operating leases: new equipment acquisitions	143,158	146,203	3,045	2%
Investment in securities: new securities added	397,218	348,347	(48,871)	(12)%
Other operating assets: new assets added	128,984	204,121	75,137	58%

Details of Operating Results

      The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets, and other selected financial information.

Revenues, New Business Volumes and Operating Assets

Direct financing leases

	As of and for the
	year ended March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Direct financing leases
Direct financing lease revenues	¥122,003	¥121,914	¥(89)	(0)%
Japan	77,365	84,151	6,786	9%
Overseas	44,638	37,763	(6,875)	(15)%
New receivables added	¥842,396	¥1,083,070	¥240,674	29%
Japan	603,971	877,969	273,998	45%
Overseas	238,425	205,101	(33,324)	(14)%
New equipment acquisitions	¥723,330	¥980,379	¥257,049	36%
Japan	519,839	798,712	278,873	54%
Overseas	203,491	181,667	(21,824)	(11)%
Investment in direct financing leases	¥1,657,709	¥1,658,669	¥960	0%
Japan	1,193,332	1,255,537	62,205	5%
Overseas	464,377	403,132	(61,245)	(13)%

      Revenues from direct financing leases were ¥121,914 million for the year ended March 31, 2002 which was essentially unchanged from the year ended March 31, 2001. Increases in revenues from Japanese operations, principally from acquisitions of lease portfolios and from gains on the sale of securitized lease receivables, were offset by lower overseas revenues due to shrinkage of our leasing assets in the United States.

      The average interest rate on direct financing leases in Japan, calculated on the basis of quarterly balances, in the year ended March 31, 2002, was 5.98% compared to 5.77% in the year ended March 31, 2001, due primarily to the higher volume of the auto leasing business, which has higher average rates compared to other leasing businesses. The average interest rate on overseas direct financing leases, calculated on the basis of quarterly balances, decreased to 8.96% in the year ended March 31, 2002 from 9.92% in the year ended March 31, 2001, reflecting decreases in market interest rates.

      New receivables added related to direct financing leases increased 29% in the year ended March 31, 2002 primarily due to the acquisition of IFCO. New receivables added decreased 14% overseas due to a decline in new business in the United States, but increased 45% in Japan mainly as a result of merger and acquisition transactions involving Senko Lease, IFCO and Hiroshima General Leasing Co., Ltd (name changed to Momiji Lease Corporation). New equipment acquisitions for the year ended March 31, 2002 increased 36% due to the same factors for new receivables added.

      Investment in direct financing leases of ¥1,658,669 million for the year ended March 31, 2002 was essentially unchanged from the previous fiscal year, as an increase in investment in direct financing leases of transportation equipment was offset by decreases in investments in other categories of direct financing leases. Investment in direct financing leases of transportation equipment increased primarily as a result of our acquisition in September 2001 of an 80% interest in IFCO, a former subsidiary of Isuzu Motors Limited, for ¥20 billion. IFCO is a truck leasing company with approximately 67,000 vehicles under lease and approximately ¥300 billion in total assets as of September 2001. However, weak private-sector capital investments and our selective approach to new leasing contracts in Japan with an emphasis on profitability over asset growth caused the overall balance of leasing contracts in Japan for all other categories of equipment to decline. In addition, increases in investment in direct financing leases in the year ended March 31, 2002 were partially offset by the securitization of leasing assets. The balance of overseas leasing contracts also decreased, reflecting the on-going restructuring of our U.S. subsidiary, OFS and general economic conditions in the United States.

      As of March 31, 2002, no single lessee represented more than 1% of our total portfolio of direct finance leases. As of March 31, 2002, 76% of our direct financing leases were to lessees located in Japan, and 24% of our direct financing leases were to lessees located overseas, of which 15% were to lessees located in the United States.

      Balances for investment in direct financing leases in the table above do not include securitized lease assets. However, gains from securitization are included in direct financing lease revenues. During the year ended March 31, 2002, we securitized ¥188,853 million of leasing assets in Japan and ¥13,914 million of overseas assets and during the year ended March 31, 2001 we securitized ¥167,802 million of leasing assets in Japan and ¥17,064 million of overseas assets. If securitized assets are included, the total balance of investment in direct financing lease assets would be ¥1,968,872 million as of March 31, 2001, and ¥2,033,818 million as of March 31, 2002. The balance of direct financing lease assets treated as off-balance sheet assets amounted to ¥375,149 million as of March 31, 2002 and ¥311,163 million as of March 31, 2001. Gains from the securitization of these assets of ¥6,159 million were included in direct financing lease revenues for the fiscal year ended March 31, 2002 and ¥3,722 million for the year ended March 31, 2001.

	As of March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Investment in direct financing leases by category
Information-related and office equipment	¥334,174	¥262,524	¥(71,650)	(21)%
Industrial equipment	372,542	286,942	(85,600)	(23)
Commercial services equipment	193,624	186,115	(7,509)	(4)
Transportation equipment	415,246	603,843	188,597	45
Other equipment	342,123	319,245	(22,878)	(7)

Total	¥1,657,709	¥1,658,669	¥960	0%

      Investment in direct financing leases of information-related and office equipment decreased 21% as of March 31, 2002, due primarily to the securitization of lease receivables.

      Investment in direct financing leases of industrial equipment decreased 23% as of March 31, 2002, largely due to the reduction of leasing assets at OFS in the United States.

      Investment in direct financing leases of commercial services equipment decreased 4% as of March 31, 2002, due primarily to the reduction of leasing assets at OFS in the United States

      Investment in direct financing leases of transportation equipment increased 45% as of March 31, 2002. Merger and acquisition transactions in Japan increased the balance of transportation equipment leases.

      Investment in direct financing leases of other equipment decreased 7% as of March 31, 2002. This decrease was due primarily to securitization of lease assets in Japan.

Asset quality of our direct financing leases

	As of March 31,

	2000	2001	2002

	(In millions of yen,
	except percentage data)
Past due direct financing leases and allowances for direct financing leases
90+ days past due direct financing leases	¥53,743	¥53,515	¥67,924
90+ days past due direct financing leases as a percentage of the balance of investment in direct financing leases	3.08%	3.23%	4.10%
Provisions as a percentage of average balance of investment in direct financing leases	1.14%	1.31%	1.29%
Allowance for direct financing leases	¥35,783	¥40,885	¥50,837
Allowance for direct financing leases as a percentage of the balance of 90+ days past due direct financing leases	66.58%	76.40%	74.84%
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	2.05%	2.47%	3.06%

Average balances are calculated on the basis of fiscal quarter-end balances.

      The allowance for direct financing leases increased at March 31, 2002 mainly due to the consolidation of IFCO which was acquired by ORIX in September 2001.

      We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases was adequate as of March 31, 2002, for the following reasons:

•	lease receivables are generally diversified and the amount of the realized loss on each contract is likely to be relatively small,

•	all lease contracts are collateralized by the underlying leased equipment and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment, and

•	the allowance for doubtful receivables on direct financing leases as a percentage of the balance of 90+ days past due direct financing leases increased to 74.84% as of March 31, 2002.

      The ratio of charge-offs as a percentage of the balance of the investment in direct financing leases was 0.41%, 1.20% and 1.24% for fiscal 2000, 2001 and 2002, respectively.

Operating leases

	As of and for the
	year ended March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Operating leases
Operating lease revenues	¥113,478	¥120,807	¥7,329	6%
Japan	83,612	87,732	4,120	5%
Overseas	29,866	33,075	3,209	11%
New equipment acquisitions	¥143,158	¥146,203	¥3,045	2%
Japan	114,784	116,933	2,149	2%
Overseas	28,374	29,270	896	3%
Investment in operating leases	¥451,171	¥474,491	¥23,320	5%
Japan	320,638	338,719	18,081	6%
Overseas	130,533	135,772	5,239	4%

      Revenues from operating leases for the year ended March 31, 2002 increased by 6%, primarily as a result of increases in revenues from automobile leasing operations in Japan and overseas. Gains from the disposition of operating lease assets included in revenues from operating leases were ¥3,467 million in the year ended March 31, 2002, compared to ¥7,883 million in the year ended March 31, 2001.

      New equipment acquisitions of operating leases increased by 2%, reflecting the acquisitions in Japan of Nihon Jisho Corporation and IFCO Rent-A-Car Inc. and an automobile leasing company in Thailand.

      The balance of our investment in operating leases increased by 5%, or ¥23,320 million, from March 31, 2001 to March 31, 2002, primarily as a result of the acquisition in April 2001 of the operating assets of Nihon Jisho. These assets included office buildings and residential properties owned and operated by Nihon Jisho and land for residential subdivision development. In addition, our investment in operating leases increased due to our acquisition of an automobile leasing company in Thailand in August 2001 and the acquisition in September 2001 of IFCO, which included some transportation equipment operating leases.

	As of March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Investment in operating leases by category
Transportation equipment	¥165,218	¥187,605	¥22,387	14%
Measuring equipment and personal computers	77,808	71,527	(6,281)	(8)%
Real estate and other	208,145	215,359	7,214	3%

Total	¥451,171	¥474,491	¥23,320	5%

Installment loans and investment securities

Installment loans

	As of and for the
	year ended March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Installment loans
Interest on installment loans	¥85,441	¥99,732	¥14,291	17%
Japan	58,100	70,135	12,035	21%
Overseas	27,341	29,597	2,256	8%
New loans added	¥740,639	¥1,340,400	¥599,761	81%
Japan	658,243	1,144,667	486,424	74%
Overseas	82,396	195,733	113,337	138%
Installment loans	¥1,846,511	¥2,273,280	¥426,769	23%
Japan	1,489,065	1,840,289	351,224	24%
Overseas	357,446	432,991	75,545	21%

      Interest on installment loans increased by 17% for the year ended March 31, 2002. Interest on installment loans in Japan increased by 21% due primarily to increased revenues from consumer card loan operations and housing loans, while interest on overseas installment loans increased by 8% as a result of increased loan revenues from subsidiaries in Asia and Oceania.

      The average interest rate earned on loans in Japan, calculated on the basis of quarterly balances, slightly decreased to 4.00% in fiscal 2002 from 4.19% in fiscal 2001 primarily due to declines in market interest rates offset by increases in card loans of which interest rates are higher than corporate loans. The average interest rate earned on overseas loans, calculated on the basis of quarterly balances, decreased to 7.51% in the year ended March 31, 2002 from 9.29% in the year ended March 31, 2001 primarily due to declines in market interest rates in the United States.

      New loans added increased by 81% for the year ended March 31, 2002. New loans added in Japan increased by 74%, reflecting growth in loans to corporate customers, housing loans and consumer card loans. New loans added overseas increased by 138%, due largely to a rise in loans made by OFS and OCM in the United States.

      Our balance of installment loans increased 23% as of March 31, 2002. Our balance of installment loans for borrowers in Japan increased by 24% and our balance of installment loans for overseas borrowers increased by 21% as a result of strong growth in loans to individuals in Japan and corporate lending in both Japan and overseas.

      As of March 31, 2002, approximately 81% of loans were to borrowers in Japan and approximately 11% were to borrowers in the United States.

      The table below sets forth the balances as of March 31, 2001 and 2002 of our installment loans to borrowers in Japan and overseas, categorized in the case of borrowers in Japan by type of consumer or corporate loan. A portion of these installment loans to corporate borrowers in Japan was held in connection with our life insurance operations.

	As of March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Installment loans
Consumer borrowers in Japan
Housing loans	¥392,896	¥557,461	¥164,565	42%
Card loans	181,215	230,358	49,143	27%
Other	43,959	44,829	870	2%
Subtotal	618,070	832,648	214,578	35%

Corporate borrowers in Japan
Real estate-related companies	222,818	278,367	55,549	25%
Commercial and industrial companies	627,252	708,031	80,779	13%

Subtotal	850,070	986,398	136,328	16%

Total (Japan)	1,468,140	1,819,046	350,906	24%
Overseas commercial, industrial and other borrowers	357,446	432,771	75,325	21%
Loan origination costs, net	20,925	21,463	538	3%

Total	¥1,846,511	¥2,273,280	¥426,769	23%

      As of March 31, 2002, we had no concentration of over 10% of total loans to borrowers in a single industry, other than loans to real estate-related companies. As of March 31, 2002, ORIX had loans outstanding of ¥311,609 million, representing 14% of total installment loans, to real estate-related companies and construction companies, which are included in loans to corporate borrowers in Japan. Of that amount, ¥65,611 million, or 3%, were classified as non-performing loans in accordance with FASB Statement No. 114. An allowance of ¥31,045 million was allocated to these non-performing loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral.

      The balance of loans to consumer borrowers in Japan as of March 31, 2002 increased 35%. Housing loans increased by 42% and card loans increased by 27%. The balance of consumer housing loans increased largely due to acquisitions and the balance of card loans increased as a result of continued expansion of new businesses at the card loan subsidiaries.

      The balance of loans to corporate borrowers in Japan increased by 16% as of March 31, 2002. This increase was due to increases in real-estate related project finance.

      The balance of loans to overseas commercial, industrial and other borrowers increased by 21% as of March 31, 2002. The loan balance in the overseas market increased primarily as a result of increases in the balance of corporate loans and commercial mortgage loans in the United States.

      Balances of installment loans in the table above do not include securitized assets. However, the amounts of interest on loans include gains from the securitization of installment loans. In the year ended March 31, 2002, we securitized ¥46,062 million of installment loans and ¥27,563 million in the year ended March 31, 2001. If securitized loans are included, the total balance of installment loans would be ¥2,349,242 million as of March 31, 2002 and ¥1,887,596 million as of March 31, 2001. The balance of installment loans treated as off-balance sheet assets amounted to ¥75,962 million as of March 31, 2002 and ¥41,085 million as of March 31, 2001. Gains from the securitization of loans of ¥3,076 million were included in interest on installment loans in the year ended March 31, 2002 and ¥1,006 million in the year ended March 31, 2001.

Asset quality of our installment loans

	As of and for the year ended
	March 31,

	2000	2001	2002

	(In millions of yen)
Loans considered impaired in accordance with FASB Statement No. 114
Impaired loans	¥125,921	¥120,090	¥113,000
Impaired loans requiring a valuation allowance	83,408	73,636	71,802
Valuation allowance	51,791	47,037	45,862

The valuation allowance for each period is the required valuation allowance less the value of the collateral from impaired loans, calculated in accordance with FASB Statement No. 114.

      In the year ended March 31, 2002, a charge-off of impaired loans amounting to ¥8,475 million resulted in a decrease in the outstanding balances of impaired loans as of March 31, 2002 compared to March 31, 2001.

      The table below sets forth the outstanding balances of impaired loans by region and type of borrowers. Consumer loans in Japan in the “Others” category primarily consist of loans secured by stock or golf club memberships.

	As of March 31,

	2000	2001	2002

	(In millions of yen)
Impaired loans
Consumer borrowers in Japan
Housing loans	¥—	¥—	¥—
Card loans	—	—	—
Others	646	625	2,193

Subtotal	646	625	2,193

Corporate borrowers in Japan
Real estate-related companies	49,432	48,527	40,184
Commercial and industrial companies	64,131	59,288	58,338

Subtotal	113,563	107,815	98,522

Overseas commercial, industrial and other borrowers	11,712	11,650	12,285

Total	¥125,921	¥120,090	¥113,000

      The table below sets forth information as to past due loans and allowance for installment loans, excluding amounts covered by FASB Statement No. 114. Average balances are calculated on the basis of fiscal quarter-end balances.

	As of March 31,

	2000	2001	2002

	(In millions of yen, except
	percentage data)
Past due loans and allowance for installment loans
90+ days past due loans not covered by FASB Statement No. 114	¥91,513	¥84,827	¥74,199
90+ days past due loans not covered by FASB Statement No. 114 as a percentage of the balance of installment loans not covered by FASB Statement No. 114	5.4%	4.9%	3.4%
Provisions as a percentage of average balance of installment loans	1.1%	1.0%	1.1%
Allowance for probable loan losses not covered by FASB Statement No. 114	¥49,365	¥53,155	¥56,188
Allowance for loans not covered by FASB Statement No. 114 as a percentage of the balance of 90+ days past due loans not covered by FASB Statement No. 114	53.9%	62.7%	75.7%
Allowance for loans not covered by FASB Statement No. 114 as a percentage of the balance of installment loans not covered by FASB Statement No. 114	2.96%	3.08%	2.60%

      As of March 31, 2002, the allowance for loans not covered by FASB Statement No. 114 as a percentage of 90+ days past due loans not covered by FASB Statement No. 114 increased, reflecting a decline in value of collateral underlying assets and overall economic conditions in Japan which remained stagnant.

	As of March 31,

	2000	2001	2002

	(In millions of yen)
90+ days past due loans not covered by FASB Statement No. 114
Consumer borrowers in Japan
Housing loans	¥67,066	¥60,316	¥53,577
Card loans and other	16,825	14,832	9,585
Commercial borrowers in Japan
Real estate-related companies	191	808	195
Commercial and industrial companies	2,103	2,050	2,192
Overseas commercial, industrial and other borrowers	5,328	6,821	8,650

Total	¥91,513	¥84,827	¥74,199

      We believe that the level of the allowance as of March 31, 2002 was adequate because:

•	we expect to recover a portion of the outstanding balance for 90+ days past due loans (not covered by FASB Statement No. 114) primarily because most 90+ days past due loans are housing loans, which are generally made to individuals and generally secured by first mortgages, and

•	the allowance for probable loan losses not covered by FASB Statement No. 114 as a percentage of the balance of 90+ days past due loans not covered by FASB Statement No. 114 was 75.7% as of March 31, 2002.

      The ratio of charge-offs as a percentage of the balance of installment loans was 0.83%, 0.86% and 1.00% for fiscal 2000, 2001 and 2002, respectively.

Investment securities

      Investment by our life insurance operations was approximately 53% of our total investment in securities as of March 31, 2002. Overseas, we also have substantial holdings in corporate debt in the

United States as well as emerging markets in Latin America, Eastern Europe and Southeast Asia. Our portfolio included investments by our U.S. operations in high yield debt securities with a balance of ¥45,649 million and in commercial mortgage-backed securities with a balance of ¥109,930 million as of March 31, 2002.

	As of March 31, 2001

	Life	Other
	insurance	operations	Total

	(In millions of yen)
Investment securities
Fixed income securities	¥519,995	¥256,514	¥776,509
Marketable equity securities	7,167	65,230	72,397
Other securities	9,975	83,277	93,252

Total	¥537,137	¥405,021	¥942,158

	As of March 31, 2002

	Life	Other
	insurance	operations	Total

	(In millions of yen)
Investment securities
Fixed income securities	¥433,463	¥242,956	¥676,419
Marketable equity securities	73	53,448	53,521
Other securities	23,596	107,800	131,396

Total	¥457,132	¥404,204	¥861,336

      The balance of our investments in securities other than in connection with our life insurance operations decreased slightly to ¥404,204 million as of March 31, 2002 from ¥405,021 million as of March 31, 2001, primarily reflecting declines in the Japanese stock market and bond markets in the United States.

	As of and for the
	year ended March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Investment securities
Interest on investment securities	¥24,007	¥22,230	¥(1,777)	(7)%
Japan	5,081	3,533	(1,548)	(30)%
Overseas	18,926	18,697	(229)	(1)%
New securities added	¥397,218	¥348,347	¥(48,871)	(12)%
Japan	315,634	304,248	(11,386)	(4)%
Overseas	81,584	44,099	(37,485)	(46)%
Investment in securities	¥942,158	¥861,336	¥(80,822)	(9)%
Japan	731,442	651,702	(79,740)	(11)%
Overseas	210,716	209,634	(1,082)	(1)%

      Interest on investment securities other than those held in connection with our life insurance operations decreased 7% for the year ended March 31, 2002. This decrease was due to a decrease in the balance of investment in securities and lower interest rates both in Japan and overseas. The average interest rate earned on investment securities in Japan, calculated on the basis of quarterly balances, decreased to 2.31% in the year ended March 31, 2002 from 2.68% in the year ended March 31, 2001, primarily due to declines in market interest rates in Japan. The average interest rate earned on overseas investment securities, calculated on the basis of quarterly balances, decreased to 9.41% in the year ended March 31, 2002 from 10.03% in the year ended March 31, 2001 primarily due to declines in the market interest rates in the United States.

      New securities added decreased by 12% for the year ended March 31, 2002. New securities added in Japan decreased by 4% and new securities added overseas decreased 46% as a result of slight decreases in life insurance and venture capital operations in Japan, with larger decreases overseas against the background of weak market conditions.

      The balance of our investment in securities decreased by 9% compared to March 31, 2001. Despite increases in other securities due to increased investment in preferred capital shares, the balance of our investment in securities in Japan decreased by 11% due primarily to the sale of investment securities by ORIX Life Insurance.

	As of March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Investment in securities by security type
Trading securities	¥581	¥879	¥298	51%
Available-for-sale securities	841,409	718,919	(122,490)	(15)%
Held-to-maturity securities	13,005	16,008	3,003	23%
Other securities	87,163	125,530	38,367	44%

Total	¥942,158	¥861,336	¥(80,822)	(9)%

      Investment in trading securities increased by 51% as a result of an increase in corporate bonds purchased from the secondary market by ORIX Capital Markets in the United States. Similarly, investment in held-to-maturity securities increased by 23% and other securities increased by 44%, due to the purchase of preferred capital shares. In contrast, investment in available-for-sale securities decreased 15% because of a reduction of securities held by ORIX Life Insurance.

Brokerage commissions and net gains on investment securities

	Year ended
	March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage
	data)
Brokerage commissions and net gains on investment securities
Brokerage commissions	¥3,252	¥2,940	¥(312)	(10)%
Net gains on investment securities	8,803	15,427	6,624	75%

Total	¥12,055	¥18,367	¥6,312	52%

      Brokerage commissions and net gains on investment securities increased 52% in the year ended March 31, 2002. The increase resulted primarily from strong gains on venture capital investments in Japan, partially offset by a decrease in brokerage commissions due primarily to depressed conditions in the Japanese stock market.

      As of March 31, 2002, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operation, were ¥41,992 million, compared to ¥68,037 million as of March 31, 2001. As of March 31, 2002, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥16,369 million, compared to ¥11,018 million as of March 31, 2001. Such unrealized gains decreased and unrealized losses increased primarily due to declines in the Japanese stock market and bond markets in the United States.

Life insurance premiums and related investment income

	Year ended March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Life insurance premiums and related investment income
Life insurance premiums	¥141,528	¥135,479	¥(6,049)	(4)%
Life insurance-related investment income	16,786	16,854	68	0%

Total	¥158,314	¥152,333	¥(5,981)	(4)%

      In the year ended March 31, 2002, life insurance premiums and related investment income decreased 4%. This decline was due to our policy of emphasizing the marketing of such products as term and whole life insurance that produce lower revenues but higher margins and discontinuing the sale of single premium endowment insurance in the first half of 2001.

	Year ended March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Investments by ORIX Life Insurance
Fixed-income securities	¥519,995	¥433,463	¥(86,532)	(17)%
Marketable equity securities	7,167	73	(7,094)	(99)%
Other securities	9,975	23,596	13,621	137%
Total investment in securities	537,137	457,132	(80,005)	(15)%
Other investments	6,749	86,606	79,857	1183%

Total	¥543,886	¥543,738	¥(148)	(0)%

      Fixed income securities decreased 17% compared with March 31, 2001, while other investments, which are made up primarily of loans, increased 1183% as securities were sold off and replaced with corporate loans as part of ORIX Life Insurance’s portfolio management.

	Year ended
	March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Breakdown of Life Insurance-Related Investment Income
Net gains on investment securities	¥3,505	¥7,318	¥3,813	109%
Interest on loans and interest on investment securities, and others	13,281	9,536	(3,745)	(28)%

Total	¥16,786	¥16,854	¥68	0%

Residential condominium sales

	Year ended
	March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Residential Condominium Sales	¥36,928	¥58,078	¥21,150	57%

      Revenues from residential condominium sales increased by 57% in the year ended March 31, 2002, due to an increase in sales before certain Japanese tax incentives for home purchases were due to expire in June 2001. The deadline for expiry was subsequently extended. All revenues from residential condominium sales come from Japan.

Interest income on deposits

      Interest income on deposits in the year ended March 31, 2002 decreased by ¥1,146 million, or 46%, from the year ended March 31, 2001, principally as a result of a lower average balance of bank deposits.

Other operations

	As of and for the
	year ended March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Other operations
Other operating revenues	¥31,403	¥63,627	¥32,224	103%
Japan	22,153	51,652	29,499	133%
Overseas	9,250	11,975	2,725	29%
New assets added	¥128,984	¥204,121	¥75,137	58%
Japan	86,376	180,903	94,527	109%
Overseas	42,608	23,218	(19,390)	(46)%
Other operating assets	¥132,006	¥260,373	¥128,367	97%
Japan	106,778	248,216	141,438	132%
Overseas	25,228	12,157	(13,071)	(52)%

      Other operating revenues increased 103% in the year ended March 31, 2002 primarily due to building maintenance operations and revenues from real estate-related businesses.

      New assets added for the year ended March 31, 2002 increased 58% due to a large increase in new assets added from the purchase of properties for a REIT and the expansion of the condominium development business. Shares of the REIT were sold to the public in fiscal 2003.

      The balance of other operating assets as of March 31, 2002 increased 97%, due to the increase in new assets added, particularly for assets purchased for inclusion in a REIT.

Expenses

Interest expense

      Interest expense amounted to ¥90,348 million in the year ended March 31, 2002, a decrease of 17% from the year ended March 31, 2001, primarily as the result of declines in market interest rates both in Japan and overseas.

      The average interest rate on our short-term and long-term debt in Japan, calculated on the basis of quarterly balances, was 1.30% in the year ended March 31, 2002, compared to 1.64% in the year ended March 31, 2001. The average interest rate on our short-term and long-term overseas debt, calculated on the basis of quarterly balances, decreased to 5.34% in the year ended March 31, 2002 from 6.81% in the year ended March 31, 2001.

Depreciation— operating leases

      Depreciation on operating leases increased to ¥77,047 million in the year ended March 31, 2002, an increase of 13% from the level in the year ended March 31, 2001. This increase primarily reflected the higher average asset balance of automobiles, measuring equipment and personal computers, which have relatively short periods for depreciation.

Life insurance costs

      In line with a decrease in life insurance premiums and related investment income, life insurance costs decreased slightly in the year ended March 31, 2002 by ¥3,923 million, or 3%, to ¥139,786 million from the year ended March 31, 2001.

Costs of residential condominium sales

      The increase in costs of residential condominium sales for the year ended March 31, 2002 corresponded to increased revenues from residential condominium sales during the same period.

Other operating expenses

      Other operating expenses increased 157%, to ¥29,614 million, in the year ended March 31, 2002, reflecting increased expenses for building maintenance and real estate-related businesses.

Selling, general and administrative expenses

	Year ended March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Selling, General and Administrative Expenses:
Personnel expenses	¥41,464	¥57,115	¥15,651	38%
Selling expenses	17,934	21,197	3,263	18%
Administrative expenses	39,299	45,310	6,011	15%
Depreciation	2,459	2,694	235	10%

Total	¥101,156	¥126,316	¥25,160	25%

      Selling, general and administrative expenses in the year ended March 31, 2002 increased 25%. This increase in expenses primarily reflected growth in existing businesses and an increase in the number of consolidated companies as well as the costs associated with the on-going restructuring of OFS.

Provision for doubtful receivables and probable loan losses

      Provision for doubtful receivables and probable loan losses in the year ended March 31, 2002 was ¥51,367 million, an increase of 15% from the year ended March 31, 2001.

	Year ended March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses
Beginning balance	¥136,939	¥141,077	¥4,138	3%
Direct financing leases	35,783	40,885	5,102	14%
Loans not covered by FASB Statement No. 114	49,365	53,155	3,790	8%
FASB Statement No. 114 impaired loans	51,791	47,037	(4,754)	(9)%
Provisions charged to income	¥44,584	¥51,367	¥6,783	15%
Direct financing leases	22,619	23,237	618	3%
Loans not covered by FASB Statement No. 114	16,417	21,240	4,823	29%
FASB Statement No. 114 impaired loans	5,548	6,890	1,342	24%
Charge-offs (net)	¥(46,306)	¥(49,340)	¥(3,034)	7%
Direct financing leases	(20,679)	(21,364)	(685)	3%
Loans not covered by FASB Statement No. 114	(14,442)	(19,501)	(5,059)	35%
FASB Statement No. 114 impaired loans	(11,185)	(8,475)	2,710	(24)%
Other*	¥5,860	¥9,783	¥3,923	67%
Direct financing leases	3,162	8,079	4,917	156%
Loans not covered by FASB Statement No. 114	1,815	1,294	(521)	(29)%
FASB Statement No. 114 impaired loans	883	410	(473)	(54)%
Ending balance	¥141,077	¥152,887	¥11,810	8%
Direct financing leases	40,885	50,837	9,952	24%
Loans not covered by FASB Statement No. 114	53,155	56,188	3,033	6%
FASB Statement No. 114 impaired loans	47,037	45,862	(1,175)	(3)%

*	Other includes foreign currency translation adjustments and the effect of acquisitions.

      In the year ended March 31, 2002, charge-offs (net) increased by 7% primarily as a result of charge-offs of loans not covered by FASB Statement No. 114. The increase in the “other” category in the year ended March 31, 2002 compared to the year ended March 31, 2001 reflected primarily provisions added by the consolidation of IFCO which was acquired by ORIX in September 2001. See “—Direct financing leases.”

      In the year ended March 31, 2002, provisions charged to income were ¥51,367 million and direct financing leases and loans totaling ¥49,340 million were written off. As of March 31, 2002, the allowance was ¥152,887 million. The ratio of this figure to the balance of investment in direct financing leases and installment loans was 3.9% as of March 31, 2002, compared to 4.0% as of March 31, 2001.

      The recorded investment in loans considered impaired in accordance with FASB Statement No. 114 was ¥120,090 million as of March 31, 2001 and ¥113,000 million as of March 31, 2002. The principal reason for the decline was a charge-off of impaired loans in the amount of ¥8,475 million.

      The average recorded investments in impaired loans was ¥123,715 million for the year ended March 31, 2001 and ¥115,265 million for year ended March 31, 2002. We recognized interest income on impaired loans of ¥1,414 million for the year ended March 31, 2001 and ¥1,200 million for the year ended March 31, 2002.

Write-downs of long-lived assets

      During the year ended March 31, 2002, in accordance with FASB Statement No. 121, we wrote down ¥2,716 million for certain developed and undeveloped properties in Japan which had become impaired.

Write-downs of securities

      In the years ended March 31, 2001 and 2002, we charged ¥10,848 million and ¥19,742 million, respectively, to income for declines in market value classified as other than temporary. The write-downs for fiscal 2002 included approximately ¥7,000 million for bond investments in the United States due to a deterioration in the bond market and approximately ¥3,700 million for equity and bond investments related to Enron Corp.

Foreign currency transaction loss (gain), net

      We recognized a foreign currency transaction gain in the amount of ¥1,360 million in the year ended March 31, 2002, compared to a loss of ¥3,429 million in the year ended March 31, 2001 that resulted primarily from the depreciation of the Indonesia Rupiah against the U.S. dollar.

Equity in Net Income (Loss) of Affiliates

      Equity in net income (loss) of affiliates in the year ended March 31, 2002 was a loss of ¥449 million, compared to a gain of ¥29 million in the year ended March 31, 2001. The adverse result in the year ended March 31, 2002 primarily reflects losses incurred by Stockton Holdings Limited, our 29%-owned affiliate.

Gain on Sales of Affiliates

      Gain on sales of affiliates in the year ended March 31, 2002 was a gain of ¥119 million, which consists of gain on sales of stock of an affiliate in Australia, compared to a net gain of ¥2,059 million in the year ended March 31, 2001 which included a gain on the sale of a leasing affiliate in Brazil.

Provision for Income Taxes

      Provision for income taxes in the year ended March 31, 2002 was ¥32,903 million, compared to the provision of ¥25,079 million in the year ended March 31, 2001. The increase of ¥7,824 million was primarily due to an increase in income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes.

Segment Information

      Segments in Japan accounted for 85% and 92% of total segment profit in fiscal 2001 and 2002, respectively. As of March 31, 2002, ¥4,343 billion, or approximately 76%, of total segment assets were in Japan.

      Segments overseas accounted for 15% and 8% of total segment profits in fiscal 2001 and 2002, respectively. As of March 31, 2002, ¥794 billion or 14%, of total segment assets were in the Americas, ¥435 billion or 8%, in Asia and Oceania, and ¥114 billion or 2%, in Europe.

	Year ended March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Segment revenues
Business segments in Japan
Corporate finance	¥113,113	¥118,794	¥5,681	5%
Equipment operating leases	61,677	67,319	5,642	9%
Real estate-related finance	24,262	31,582	7,320	30%
Real estate	48,438	85,516	37,078	77%
Life insurance	157,636	154,296	(3,340)	(2)%
Other	36,215	49,139	12,924	36%

Subtotal	441,341	506,646	65,305	15%

Overseas business segments
The Americas	79,397	75,195	(4,202)	(5)%
Asia and Oceania	48,735	56,677	7,942	16%
Europe	15,151	14,716	(435)	(3)%
Subtotal	143,283	146,588	3,305	2%
Total	584,624	653,234	68,610	12%
Reconciliation of segment totals to consolidated amounts	1,525	5,228	3,703	243%

Total consolidated revenues	¥586,149	¥658,462	¥72,313	12%

	Year ended
	March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Segment profit (income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes)
Business segments in Japan
Corporate finance	¥44,427	¥48,066	¥3,639	8%
Equipment operating leases	11,165	9,906	(1,259)	(11)%
Real estate-related finance	1,944	5,654	3,710	191%
Real estate	(4,604)	5,842	10,446	—
Life insurance	5,982	5,764	(218)	(4)%
Other	1,035	4,941	3,906	377%

Subtotal	59,949	80,173	20,224	34%

Overseas business segments
The Americas	8,896	810	(8,086)	(91)%
Asia and Oceania	1,203	5,433	4,230	352%
Europe	716	600	(116)	(16)%

Subtotal	10,815	6,843	(3,972)	(37)%

Total segment profit (loss)	70,764	87,016	16,252	23%
Reconciliation of segment totals to consolidated amounts	(11,528)	(13,977)	(2,449)	—

Total consolidated income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥59,236	¥73,039	¥13,803	23%

	As of March 31,		Change

	2001	2002	Amount	Percent

	(In millions of yen, except percentage data)
Segment assets
Business segments in Japan
Corporate finance	¥1,889,538	¥1,960,380	¥70,842	4%
Equipment operating leases	134,270	147,444	13,174	10%
Real estate-related finance	606,801	1,012,896	406,095	67%
Real estate	310,340	326,473	16,133	5%
Life insurance	543,886	543,738	(148)	(0)%
Other	284,835	352,433	67,598	24%

Subtotal	3,769,670	4,343,364	573,694	15%

Overseas business segments
The Americas	804,118	794,330	(9,788)	(1)%
Asia and Oceania	402,707	435,093	32,386	8%
Europe	158,646	113,844	(44,802)	(28)%

Subtotal	1,365,471	1,343,267	(22,204)	(2)%

Total	5,135,141	5,686,631	551,490	11%
Reconciliation of segment totals to consolidated amounts	(105,586)	(158,482)	(52,896)	—

Total consolidated operating assets	¥5,029,555	¥5,528,149	¥498,594	10%

Business Segments in Japan

Corporate finance

      Segment profits for corporate finance in the year ended March 31, 2002 increased 8%. The combination of lower interest rates, growth in direct financing leases as a result of acquisitions and increased corporate lending contributed to profit growth. The balance of segment assets as of March 31, 2002 increased 4% primarily as a result of the acquisition of IFCO. in September 2001, partially offset by the effects of the securitization of approximately ¥190 billion of lease receivables in Japan during the year ended March 31, 2002.

Equipment operating leases

      In the year ended March 31, 2002, segment profits for equipment operating leases decreased 11% due primarily to the slowdown in IT-related businesses and the resulting lower utilization rates in rentals of measuring and other equipment. However, the operating margin (income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes divided by operating assets) remained at a relatively high level compared with other segments.

Real estate-related finance

      Segment profit for real estate-related finance for the year ended March 31, 2002 increased 191%. Real estate-related finance assets as of March 31, 2002 increased 67%. Helped by acquisitions of quality assets, housing loans to individuals grew strongly, while non-recourse corporate loans and other transactions grew steadily as a result of successfully marketing products that met specific customer needs. In addition, approximately ¥100 billion of real estate assets for the JREIT were accumulated in the year ended March 31, 2002 and are included in this segment’s assets.

Real estate

      For the year ended March 31, 2002, the real estate segment recorded a profit of ¥5,842 million compared to a loss of ¥4,604 million for the year ended March 31, 2001, primarily due to a substantial increase of contribution from condominium development projects compared with the previous year and lower write-downs of long-lived assets.

Life insurance

      Segment profits in the life insurance business in the year ended March 31, 2002 decreased 4% as write-downs of securities were required amid deteriorating market conditions.

Other

      This segment recorded a strong improvement in profits. Primarily as a result of net gains on the sale of investment securities related to our venture capital investments and growth in the card loan business, profits in the year ended March 31, 2002 increased by 377%. The outstanding balance of segment assets as of March 31, 2002 increased by 24%, primarily due to an increase in card loans.

Overseas Business Segments

The Americas

      Segment profits in the Americas in the year ended March 31, 2002 decreased 91%. The commercial mortgage-backed securities business in the United States and the sale of some real estate contributed to income, but profits dropped sharply due to write-downs of high-yield securities as corporate profits in the telecommunications and other industries worsened, as well as large provisions for our transportation and commercial equipment leasing at OFS and restructuring costs related to this subsidiary.

Asia and Oceania

      In Asia and Oceania, segment profits during the year ended March 31, 2002, increased by 352%. While economic conditions throughout the region were sluggish, careful selection of businesses in the financing lease and installment loan operations combined with foreign currency exchange gains, which we recorded a loss the previous fiscal year, resulted in a increase in profits.

Europe

      Segment profits for the year ended March 31, 2002 amounted to ¥600 million, primarily reflecting profits from corporate finance services. Segment profits decreased 16%, however, primarily due to write-downs of securities.

Liquidity and Capital Resources

Overview

      We continually require funds for working capital and to grow our business. We manage our funding and liquidity by monitoring the relative maturities of assets and liabilities and by borrowing funds, primarily in the Japanese financial and capital markets but also in significant amounts overseas. Funds raised are used to fund asset growth and to meet debt obligations and other commitments, on a timely and cost-effective basis. We place a priority on the ready and rapid access to funding in order to be able to respond rapidly to client and transactional requirements. By monitoring cash flow requirements from sales and marketing activities, and the funding supply and demand balance, we seek to ensure timely and ample access to funding. Our primary sources of funding are borrowings from commercial banks and other institutional lenders, commercial paper (“CP”), medium term notes (“MTN”), straight bonds, asset-backed securitizations and other term debt.

      To facilitate funding operations, ORIX has obtained credit ratings for its notes and bonds from two Japanese rating agencies. As of June 30, 2003, ORIX’s straight bonds issued in Japan and a euro MTN program have been assigned A+ ratings by both Rating and Investment Information Inc. (“R&I”) and Japan Credit Rating Agency, Ltd. (“JCR”). ORIX’s CP in Japan is rated a-1 by R&I and J-1 by JCR.

In May 2003, JCR downgraded ORIX’s credit ratings one notch from AA- to A+ for straight bonds and our euro MTN program and from J-1+ to J-1 for CP. In June 2003, R&I downgraded ORIX’s ratings by one notch from AA- to A+ and from a-1+ to a-1. Both agencies cited concerns over the Japanese economy, in particular continued asset deflation, and risks associated with new businesses as reasons for the downgrades. As of June 30, 2003, the downgrades have not had an adverse impact on our liquidity, and we have been able to maintain stable access to funding. However, we cannot guarantee that liquidity will not be affected by the downgrades, and the downgrades will result in increased interest expenses if we are required to pay a higher premium for funding from financial institutions and the capital markets.

      We believe that our working capital is sufficient for our present requirements due to our diversification of funding sources and to the inflow of cash from our leasing, lending and other operations, which can be used to repay debt or execute new transactions. A downgrade in our credit ratings could result in an increase in our interest expense and could have an adverse impact on our ability to access the CP market or the public and private debt markets, which could have an adverse effect on our financial position and liquidity. Even if we are unable to access these markets on acceptable terms, we have access to other sources of liquidity, including bank borrowings, cash flows from our operations and sales of our assets. We cannot be sure, however, that these other sources will be adequate if our credit ratings are downgraded or other adverse conditions arise. In addition, our subsidiaries may be restricted from paying dividends for various reasons, including because of requirements under the Japanese Commercial Code and, for regulated subsidiaries, capital adequacy requirements. We do not expect such restrictions to have a significant impact on the ability of ORIX to meet its cash obligations.

      We continue to rely significantly on short-term funding from Japanese commercial banks. Only a portion of this funding is provided under committed facilities. We also rely on the capital markets as a funding source, including the CP and corporate bond markets. We are taking steps to reduce refinancing risks by diversifying our funding sources and establishing committed credit facilities from Japanese banks and foreign banks. Despite these efforts, committed credit facilities and loans are subject to financial and other covenants and conditions to drawdown, including minimum net worth and credit ratings requirements, and the risk that we will be unable to roll over other short-term funding remains.

      For a discussion of short-term and long-term debt, see Note 13 of “Item 18. Financial Statements.”

Sources of Liquidity

      Our funding operations include borrowings from financial institutions and direct fund procurement from the capital markets. On a consolidated basis, the share of our funds procured directly from capital markets was 53% at the end of fiscal 2002, and 48% at the end of fiscal 2003. The decline was primarily due to a reduction in commercial paper. In line with such factors as changes in the financial environment, we promptly adjust our direct funding ratio, aiming consistently to maintain an optimal funding structure.

      As deregulation gains momentum in Japan, we have diversified our funding by continually seeking out and developing new procurement methods. Moreover, by targeting a wide range of investors, we have attempted to make our funding operations increasingly diverse and stable.

Borrowings from Financial Institutions

      Among our diverse borrowing sources are city banks, trust banks, regional banks, life insurance companies, casualty insurance companies, agricultural-related financial institutions and foreign banks. We had borrowings from 186 such financial institutions and companies as of March 31, 2003.

Bonds

      Capitalizing on the expansion of the bond market in Japan, we have actively issued yen-denominated straight bonds in the Japanese market. In order to further diversify funding methods and investors, we issue bonds that are primarily for institutional investors and those that are primarily for individual investors. During fiscal 2003, we issued ¥63,000 million in straight bonds (including private placements) to institutional investors and ¥90,000 million to individuals, while the balances of outstanding bonds other than convertible bonds held by institutional and individual investors were ¥388,000 million and ¥370,000 million, respectively. As part of our continued efforts to diversify funding sources, in June 2002 we issued zero coupon senior bonds with stock acquisition rights, due June 14, 2022 (par value of $1,022 million), and procured $400 million.

CP

      The prohibition on the issuance of CP by finance companies in Japan was eliminated in 1993. In April 1998, the sale of CP in Japan directly to investors without going through brokers was made possible by additional deregulation. We have worked to increase the number of investors to whom we directly sell CP, which includes a continually growing number of entities such as asset management companies, life and casualty insurance companies, regional banks, other financial institutions, and other types of companies. As of March 31, 2003, the number of direct investors in ORIX CP was 407, and these investors accounted for 70% of the balance of ORIX’s outstanding CP in Japan.

      In addition, ORIX has been proactively working to help realize a paperless CP system. In June 2001, the Japanese Diet passed the Bill Concerning the Transfer and Settlement of Debentures, which took effect in April 2002. After completion of the clearing system of the Japan Securities Depositary Center, Inc., paperless trading of electronic CP in Japan commenced on March 31, 2003, and ORIX was one of the first participants in this new system. While attempting to control the risks associated with settlement and clearance in connection with these transactions, we plan to issue paperless CP to broaden our base of CP investors and hopefully expand the overall market. With the acceptance and expansion of paperless CP in Japan, we expect to reap the benefits of a deeper and more efficient CP market.

MTN

      For overseas funding operations, in addition to borrowing from local markets, we have sought to increase the diversity of our funding methods through such measures as MTN issuance. ORIX and five overseas subsidiaries are participants in a Multi Issuer Euro MTN program with a maximum issuance limit of $5 billion. Euro MTN issuance is determined based on the funding needs of overseas companies supervised by ORIX’s Treasury Department in Tokyo. Also, OFS has a program for the issuance of MTNs within the United States. As of March 31, 2003, the outstanding balance of ORIX’s euro and U.S. dollar MTNs was ¥245,300 million.

Securitization

      In January 1992, we became the first company in Japan to securitize leasing assets. Subsequently, we have actively proceeded with asset securitization in Japan and overseas. As of March 31, 2003, the outstanding balance of securitized assets, including such assets as lease and loan assets, stood at ¥631,824 million. Of this figure, the portion accounted for as off-balance sheet assets was ¥508,428 million.

Cash and Cash Equivalents

      As of March 31, 2003, we had cash and cash equivalents of ¥204,677 million, which are primarily denominated in yen.

Levels of Borrowings

Short-term Debt

	As of March 31,		Change

	2002	2003	Amount	Percent

Short-term debt
Borrowings from Financial Institutions	¥631,530	¥593,171	¥(38,359)	(6)%
Commercial Paper	1,012,932	527,263	(485,669)	(48)%

Total short-term debt	¥1,644,462	¥1,120,434	¥(524,028)	(32)%

      The balance of our short-term debt as of March 31, 2003 was ¥1,120,434 million, representing 28% of total debt compared to 37% as of March 31, 2002. As a result of a shift to a higher portion of long-term debt, the balance of short-term debt as of March 31, 2003 decreased by 32%.

Long-term Debt

	As of March 31,		Change

	2002	2003	Amount	Percent

Long-term debt
Borrowings from financial institutions	¥1,582,073	¥1,593,879	¥11,806	1%
Bonds	862,688	894,038	31,350	4%
Medium-term notes	324,369	245,300	(79,069)	(24)%
Payable under securitized lease and loan receivables	40,731	123,396	82,665	203%

Total long-term debt	¥2,809,861	¥2,856,613	¥46,752	2%

      Long-term debt as of March 31, 2003 was ¥2,856,613 million, representing 72% of total debt compared to 63% as of March 31, 2002, reflecting a shift to a higher portion of long-term funding. The balance of long-term debt increased by 2% principally due to an increase in payables under securitized lease and loan receivables. Approximately half of long-term debt consisted of borrowings from Japanese banks, insurance companies and other institutional lenders in Japan as well as foreign institutional lenders.

      As of March 31, 2003, we paid interest at fixed rates on approximately 61% of our long-term debt. The rest of our long-term debt incurred interest at floating rates, principally based on LIBOR.

      For information with respect to the maturity profile of long-term debt and interest rates for short term and long-term debt, see Note 13 of “Item 18. Financial Statements.”

      ORIX’s funding requirements are not greatly affected by seasonal factors. Demand for funds is sometimes concentrated at the end of each fiscal year as requests from marketing departments sometimes increase at that time. However, these factors are incorporated into annual funding plans and we do not believe that such demands have a material impact on our funding requirements.

      Some bank loan agreements for certain subsidiaries provide that such subsidiaries are required to obtain the consent of lenders before effecting any merger or any increase or decrease of their capital, issuing any bonds or selling or transferring any part of their business. As is typical in the Japanese market, loan agreements relating to short-term and long-term debt from Japanese banks and some insurance companies provide that we may be required to pledge our assets as collateral against these borrowings upon request by our lenders if it is reasonably necessary for them to secure their claims. To date, we have not received any requests of this kind from our lenders. In addition, our debt agreements with some banks provide that these banks have the right to offset cash deposited against any short-term or long-term debt that becomes due, and in the case of a default and some other specified events, against all other debt payable to the bank. Whether these provisions can be enforced will depend upon the factual circumstances. In general there are no restrictions on the use of borrowings. However, in certain cases such as non-recourse loans, the borrowings are stipulated for specific purposes.

      We have entered into various types of interest rate contracts in managing our interest rate risk. Under interest rate swap agreements, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount. Interest rate swaps with notional principal amounts of ¥459,208 million as of March 31, 2003 were used for hedging purposes as part of our asset-liability management. We have also entered into foreign exchange forward contracts and foreign currency swap agreements in managing foreign exchange risk. As of March 31, 2003, we used foreign exchange forward contracts and foreign currency swap agreements with notional principal amounts of ¥391,487 million which were principally used to hedge the risk of changes in foreign currency exchange rates. Some swap agreements include a requirement to maintain a certain credit rating. We also use interest rate caps, floors and collars to hedge changes in interest rates, with a notional amount of ¥30,462 million as of March 31, 2003.

      As of March 31, 2003, approximately 79% of the total of short-term and long-term debt is denominated in yen and a majority of the remainder is denominated in dollars. For further discussion of short-term and long-term debt, see Note 13 of “Item 18. Financial Statements.”

Deposits

      In addition to short-term and long-term debt, ORIX Trust and Banking accepts deposits, which are used primarily to fund housing loans. The outstanding balance of deposits as of March 31, 2003, was ¥262,467 million, an increase of 17%, or ¥37,224 million, compared to March 31, 2002. For further information with respect to deposits, see Note 14 of “Item 18. Financial Statements.”

Committed Credit Facilities

      In an attempt to sustain a high level of liquidity, ORIX has secured committed credit lines with a number of financial institutions. Total committed credit lines for ORIX and its subsidiaries were ¥933,640 million and ¥862,147 million as of March 31, 2002 and 2003, respectively. Of these lines, ¥849,876 million and ¥797,449 million were available as of March 31, 2002 and 2003, respectively. Included in these commitment lines are global commitment lines for overseas subsidiaries and ORIX, totaling ¥107,938 million, with ¥105,330 million available as of March 31, 2003. These committed credit facilities are subject to financial and other covenants and conditions prior to and after drawdown including, in some credit facilities, a requirement to maintain specified credit ratings. None of these commitment lines were affected by the downgrade of our ratings in May and June 2003.

Cash Flows

Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

      Cash and cash equivalents in the year ended March 31, 2003 decreased by 42%, or ¥150,071 million, to ¥204,677 million from the year ended March 31, 2002, due primarily to the repayment of CP. In the fiscal year ended March 31, 2002, we increased our cash position at the end of the fiscal year because of concerns about instability in the Japanese financial sector. We felt that the financial system had stabilized somewhat during fiscal 2003 and that we did not require as much cash as at the end of fiscal 2002.

      Net cash provided by operating activities decreased 18% to ¥210,150 million in the year ended March 31, 2003, due mainly to an 86% decline in the growth of insurance policy liabilities as a result of the shift away from savings-type products and an increase in other operating assets, including advance payments.

      Net cash provided by investing activities was ¥182,950 million in the year ended March 31, 2003, compared to a net outflow of ¥305,711 million in the previous fiscal year. The change was primarily due to a considerably lower level of other operating assets purchased (¥2,847 million this fiscal year compared to ¥119,700 million in the previous fiscal year) and a decrease in the amount of securities purchased compared to the previous fiscal year, proceeds from a decrease in other operating assets and sales of securities.

      Net cash used in financing activities was ¥542,040 million, compared to a net inflow of ¥246,116 million in the previous fiscal year, due to the net repayment of CP and debt.

Year Ended March 31, 2002 Compared to Year Ended March 31, 2001

      Cash and cash equivalents in the year ended March 31, 2002 increased by 128%, or ¥199,337 million, to ¥354,748 million from the year ended March 31, 2001 due primarily to proceeds from CP and proceeds from long-term debt.

      Net cash provided by operating activities increased 9% to ¥257,635 million in the year ended March 31, 2002. While our heightened emphasis on profitability in its marketing operations in the life insurance business resulted in a slowdown in the rate of increase in policy liabilities, an increase of interest on loans along with strong condominium sales, led to the increase in net cash from operating activities.

      Net cash used in investing activities grew 7%, to ¥305,711 million in the year ended March 31, 2002, due to a large rise in installment loans made to customers, which offset a rise in proceeds from sales of available-for-sale securities.

      Net cash provided by financing activities was ¥246,116 million in the year ended March 31, 2002, due primarily to increases in proceeds from CP and long-term debt.

Commitments for Capital Expenditures

      As of March 31, 2003, we had commitments for the purchase of equipment to be leased having a cost of ¥11,256 million. For information on commitments, guarantees, and contingent liabilities, see Note 28 of “Item 18. Financial Statements.”

Use of Special Purpose Entities

Off-Balance Sheet Arrangements

      As one method of raising funds to finance our operations and investment activities, we periodically securitize certain lease receivables, loan receivables and investment securities. These securitizations allow us to access highly liquid and efficient markets, provide us with alternative sources of funding, and diversify our investor base. For the past three fiscal years, securitization averaged approximately 10% of our total funding, which includes long- and short-term debt, deposits and off-balance funding.

      In the securitization process, the securitized assets are sold to special purpose entities (“SPEs”), which issue asset-backed securities to investors. SPEs may be organized as trusts, partnerships, or corporations. Our use of SPEs for securitizations is consistent with conventional practices in the securitization market, to isolate the receivables for the benefit of investors. To insulate investors from creditors of other entities, including the seller of the assets, SPEs can be structured to be bankruptcy-remote, and if structured in this manner (and subject to certain other conditions) the pooled assets are removed from the balance sheet. Certain of the SPEs that we utilize meet the definition of a “qualifying special purpose entities” (QSPEs) as defined in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”) and, in accordance with FASB Statement No. 140, assets and liabilities of the QSPEs are not consolidated in our consolidated balance sheets. These SPEs are also designed so that investors have no recourse against our other assets in the event of any failure of payment on the pooled assets. In addition, we do not make any guarantees to investors for payment in these transactions. Therefore, when we securitize assets in this manner, we do not have any exposed assets or contingent liabilities, other than those recognized as subordinated residual interests on our consolidated balance sheets. From time to time, we may act as an investor, servicer or administrator in SPE transactions. The effects of these transactions are fully reflected in our consolidated financial statements.

      We do not dispose of troubled leases, loans or other problem assets through unconsolidated SPEs. None of our officers, directors or employees holds any equity interests in our SPEs or receives any direct or indirect compensation from the SPEs. The SPEs do not own our shares or other equity interests and there are no contracts to do so.

      We expect to continue to utilize SPE structures for securitization of assets as part of our funding diversification. For further information on our securitization transactions, see Note 9 of “Item 18. Financial Statements.”

Investment Products

      We provide investment products to our customers that employ a contractual mechanism known as a kumiai in Japan, which in part results in our forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, we arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. We are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in our consolidated financial statements. We do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE.

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

      We have adopted the requirements of FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities— a replacement of FASB Statement No. 125,” which applies prospectively to all securitization transactions occurring after March 31, 2001. Adoption of FASB Statement No. 140 did not have a material impact on our operations or financial position.

      For further discussion of business transactions with SPEs, see Note 10 in “Item 18. Financial Statements.”

Aggregate Contractual Obligations

      The tables below set forth the maturities of contractual cash obligations and other commercial commitments as of March 31, 2003.

	Payments due by period

		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

	(In millions of yen)
Contractual cash obligations
Short-term debt	¥1,120,434	¥1,120,434	¥—	¥—	¥—
Deposits	262,467	166,830	49,853	45,784	—
Long-term debt	2,856,613	771,052	1,313,669	586,758	185,134
Operating leases	4,794	1,091	1,913	1,381	409
Unconditional purchase obligations	11,256	11,256	—	—	—
Unconditional consignment contracts	14,639	3,349	6,734	4,556	—

Total contractual cash obligations	¥4,270,203	¥2,074,012	¥1,372,169	¥638,479	¥185,543

	Amount of commitment expiration per period

	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

	(In millions of yen)
Other commercial commitments
Guarantees	¥85,013	¥14,998	¥17,131	¥9,561	¥43,323
Committed credit lines and other	333,202	34,927	46,345	32,321	219,609

Total commercial commitments	¥418,215	¥49,925	¥63,476	¥41,882	¥262,932

      Other items excluded from the above table are deposits from lessees and trade notes and accounts payable. The amounts of such items are ¥79,366 million and ¥220,472 million, respectively. We expect to fund these and other commitments from one, some or all of our diversified funding sources depending on the amount, time to maturity and other characteristics of the commitments.

      For a discussion of commitments, guarantees, and contingent liabilities, see Note 28 of “Item 18. Financial Statements.”

Recent Developments

Economic Conditions

      Although the world economy experienced a slight recovery at the beginning of the year ended March 31, 2003, growth slowed again later in the fiscal year due to greater deflationary pressures. The U.S. economy was able to continue its positive growth, but experienced uncertainty against the backdrop of the war in Iraq and concerns regarding unemployment. Capital expenditures in Europe were stagnant and resulted in a marked deceleration in the economy. Despite steady growth in some Asian economies, personal consumption and the expansion of exports peaked in others and overall economic growth slowed. Japan was equally affected by the events in the world economy. Production and consumption remained sluggish throughout fiscal 2003, and asset deflation, in the form of falling land and consumer prices continued during the year. The Nikkei Index, the major benchmark for equity prices in Japan, reached its lowest level in twenty years during fiscal 2003. While stock prices have risen since March 31, 2003, there continues to be uncertainty under this environment.

      In the United States, we remain cautious about expanding our business because of the economic situation. Corporate failures and defaults in the commercial mortgage sector require close attention. Lower interest rates for U.S. dollar funding have resulted in lower interest expenses, but a low interest rate environment also means a decrease in interest income. We expect these trends to continue in fiscal 2004.

      During fiscal 2003, we saw a variety of trends in Asia and Oceania. The Australian economy continued to perform well throughout the year, while the economies of Malaysia and Indonesia continued the recovery that began after the economic slowdown in the wake of the Asian Currency Crisis in 1997-1998. On the other hand, the economies of Hong Kong, Taiwan and Singapore were relatively weak in the wake of rising competitive pressures from China and concerns stemming from the outbreak of SARS. We expect these trends to continue in fiscal 2004.

      We view the economic conditions in Japan as both a concern and an opportunity. On the one hand, the asset deflation that has continued for more than ten years and the relatively high levels of corporate and personal bankruptcies increase the risks associated with many of our businesses. On the other hand, this economic environment is offering a number of opportunities for real estate-related finance and investment banking related activities. We expect this environment to continue in fiscal 2004.

New Accounting Pronouncements

      In June 2001, FASB Statement No. 141 (“Business Combinations”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”) were issued. FASB Statement No. 141 revises the financial accounting and reporting for business combinations and FASB Statement No. 142 revises the financial accounting and reporting for goodwill and other intangible assets. FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria— either the contractual-legal criterion or the separability criterion. The provisions of FASB Statement No. 141 apply to all business combinations initiated or business combinations accounted for by the purchase method completed after June 30, 2001. On April 1, 2002, as a result of the adoption of FASB Statement No. 141, the Company and its subsidiaries recorded a transition gain of ¥1,937 million, net of tax of ¥353 million, as a cumulative effect of a change in accounting principle, due to the write-off of unamortized deferred credits that existed as of March 31, 2002. The deferred credits relate to an excess of the fair value over cost arising from business combinations completed and investments accounted for by the equity method acquired before July 1, 2001.

      FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The provisions of FASB Statement No. 142 were adopted in their entirety by the Company and its subsidiaries as of April 1, 2002. Impairment losses that arose, if any, due to the initial application of FASB Statement No. 142 are required to be reported as a change in accounting principle. The Company and its subsidiaries tested the transitional goodwill impairment and did not record any transition impairment. For the years ended March 31, 2001 and 2002, goodwill amortization for the Company and its subsidiaries amounted to ¥830 million and ¥728 million, respectively. The Company and its subsidiaries ceased amortizing goodwill, including equity method goodwill, as of April 1, 2002.

      In June 2001, the FASB issued Statement No. 143 (“Accounting for Asset Retirement Obligations”), which addresses financial accounting and reporting for recognition of a liability for an asset retirement obligation and the associated asset retirement cost. Companies will be required to recognize a liability equal to the fair value of the asset retirement obligation as of the date the retirement obligation is incurred. FASB Statement No. 143 will be adopted by the Company and its subsidiaries effective April 1, 2003. The Company does not expect that adoption of this Statement will have a significant effect on the Company and its subsidiaries’ operations or financial position.

      In August 2001, the FASB issued Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While FASB Statement No. 144 supersedes FASB Statement No. 121 (“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”), it retained many of the fundamental provisions of that Statement. FASB Statement No. 144 also superseded the accounting and reporting provisions of APB Opinion No. 30 (“Reporting the Results of Operations— Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”), for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. This Statement was effective for fiscal years beginning after December 15, 2001. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

      In April 2002, the FASB issued Statement No. 145 (“Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”), which rescinds certain authoritative pronouncements and amends, and/or clarifies the applicability of others. This Statement is effective for fiscal years beginning after May 15, 2002, but the provisions related to the amendment of FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. The provisions of this Statement will fully apply to the Company as of April 1, 2003. The Company does not expect that adoption of this Statement will have a significant effect on the Company and its subsidiaries’ operations or financial position.

      In June 2002, FASB Statement No. 146 (“Accounting for Costs Associated with Exit or Disposal Activities”) was issued. FASB Statement No. 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provided for the recognition of such costs at the date of management’s commitment to an exit plan. In addition, FASB Statement No. 146 requires that the liability be measured at fair value. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

      In October 2002, FASB Statement No. 147 (“Acquisitions of Certain Financial Institutions— an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9”) was issued. FASB Statement No. 72 (“Accounting for Certain Acquisitions of Banking or Thrift Institutions”) and FASB Interpretation No. 9 (“Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method”), provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both FASB Statement No. 72 and FASB Interpretation No. 9 and requires that those transactions be accounted for in accordance with FASB Statement No. 141 and FASB Statement No. 142. The provisions of the new standard are effective for transactions entered into October 1, 2002. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

      In November 2002, FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”) was issued. FASB Interpretation No. 45 requires guarantors to recognize liabilities for the fair value of the obligation for guarantees within the scope of the interpretation. The recognition and measurement provision of this interpretation is effective for guarantees that are issued or amended after December 31, 2002, and the disclosure provision is effective for financial statements of interim or annual periods after December 15, 2002. There was no significant effect from adoption of this Statement on the Company and its subsidiaries’ results of operations or financial position. The Company and its subsidiaries adopted the disclosure provision of FASB Interpretation No. 45 effective March 31, 2003.

      In December 2002, FASB Statement No. 148 (“Accounting for Stock-Based Compensation— Transition and Disclosure”) was issued. This Statement amends FASB Statement No. 123 (“Accounting for Stock-Based Compensation”), to provide alternative methods for transition for a voluntary change from

APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company continues to measure compensation by APB Opinion No. 25, so there was no effect from adoption of this Statement on the Company and its subsidiaries’ results of operations or financial position. The Company adopted the disclosure requirements of FASB Statement No. 148 effective March 31, 2003.

      In January 2003, the FASB issued Interpretation No. 46 (“Consolidation of Variable Interest Entities”). FASB Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities, representing those entities whose total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or whose equity investors cannot make significant decisions about the entity’s operations or do not absorb the entity’s expected losses or residual returns. The interpretation requires that the primary beneficiary (defined as the person or entity that is expected to absorb a majority of the entity’s expected losses or receive a majority of the entity’s expected residual returns or both) to consolidate the VIE. Qualifying SPEs in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities— a replacement of FASB Statement No. 125”) are not affected by the interpretation. FASB Interpretation No. 46 is immediately effective for VIEs that are created after January 31, 2003, and is effective for VIEs acquired before February 1, 2003 in the first interim period beginning after June 15, 2003. The Company and its subsidiaries are evaluating its SPEs created before February 1, 2003 pursuant to FASB Interpretation No. 46 and have not yet completed the analysis. We believe that it is reasonably possible that we will either consolidate or disclose information about some of these SPEs upon adoption of FASB Interpretation No. 46. See Note 10 of “Item 18. Financial Statements” for further information concerning the Company’s VIEs and the likely effects of the adoption of this Statement on the Company and its subsidiaries’ results of operations or financial position.

      In April 2003, FASB Statement No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”) was issued. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, (“Accounting for Derivative Instruments and Hedging Activities”). This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of this Statement will be applied prospectively. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

      In May 2003, FASB Statement No. 150 (“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) was issued. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statement of financial position. Most of the guidance in Statement No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

Pension Funds

      ORIX and certain subsidiaries have a common employees’ pension fund plan (the “Plan”), which is a defined benefit pension plan established under the Japanese Welfare Pension Insurance Law (“JWPIL”). The Plan is composed of a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the JWPIL (similar to social security benefits in the United States) and a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of each employer. We and our employees are exempted from contributions to Japanese Pension Insurance (JPI) that would otherwise be required if we had not elected to fund the substitutional portion of the benefit through the Plan. Our Plan, in turn, pays both the corporate and substitutional pension benefits to retired beneficiaries out of Plan assets. Benefits of the substitutional portion are based on a standard remuneration schedule as determined by the JWPIL, but the benefits of the corporate portion are based on a formula determined by us. In June 2001, the JWPIL was amended to permit us to separate the substitutional portion from our Plan and transfer the obligation and related assets to the government. The separation process occurs in four phases, beginning with application for separation by us followed by acceptance by the government.

      In January 2003, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a final consensus on Issue 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. This Statement requires us to record the separation process upon completion of the four-step transfer process to the government. The substitutional portion of benefit obligation and related plan assets would be reported as the culmination of a series of steps in a single settlement transaction. The difference between the obligation settled and the assets transferred to the government would be accounted for and disclosed as a subsidy from the government. Subsequent to the separation, the remaining assets and obligation along with the prior-service costs of the employer sponsored portion and gains and losses would continue to be accounted for pursuant to the requirement of FASB Statement No. 87. The effect of such a transfer has not been determined at this time.

Risk Management

Overview

      Our business activities contain elements of risk. We consider the principal risks of our business to be credit risk and market risk, although our business is also subject to other risks such as liquidity risk, operational risk, legal risk and investment risk associated with new businesses including private equity investments and real-estate related finance. We attempt to control these risks by utilizing a risk management system that manages both overall risk as well as the specific risks associated with individual transactions, businesses and overseas geographical regions.

      We consider the management of risk essential to conducting our businesses and to maintaining profitability. Accordingly, our risk management system and procedures are designed to identify and analyze our risks, to set appropriate policies and limits and to continually monitor these risks and limits by means of reliable administrative and information systems and other policies and programs.

      Our risk management system is comprised of four principal components. The first component consists of the sales and marketing departments that are responsible for carrying out an initial analysis and evaluation by considering the risks related to the terms and structure of transactions, as well as customer, industry and country-related risks. In addition, the monitoring of risks and the management and collection of problem assets are important responsibilities of the sales and marketing departments.

      Second, we have specialized groups responsible for risk management. Currently, there are five groups in charge of different functions of our overall risk management system: the Investment and Credit Evaluation Group, the Investment and Credit Information Management Group, the Risk Management Group, the Legal Affairs Group and the Real Estate Appraisal Group. These groups also perform a second analysis and evaluation of the risks related to the terms and structure of transactions, as well as customer, industry and country-related risks. Furthermore, their activities encompass investment and credit evaluation, the appraisal of real estate collateral, the review of contracts and the evaluation of risk in various asset portfolios. These groups also evaluate the legal, tax, ethical and social impact in addition to the appropriateness of a transaction. While responsibility for different components of a particular transaction is divided among the risk management groups depending on the particular risk to be analyzed, the groups work closely together to produce a comprehensive evaluation of the various risks involved.

      Some of our subsidiaries in Japan, such as ORIX Auto Leasing, ORIX Trust and Banking, and ORIX Credit, have their own specialized departments for credit evaluation, monitoring and corrective action, with support provided by the risk management groups in ORIX. In addition, specialized departments such as the Treasury Department, the Compliance Coordination Office and the Office of the President manage risks associated with interest rates, derivatives and exchange rates and operational risks. Certain overseas subsidiaries such as ORIX USA Corporation (“OUC”) employ comprehensive risk management systems tailored to their respective markets, while regularly reporting and making applications for major transactions to our risk management groups in Tokyo.

      The third component of our risk management system is our Investment and Credit Committee (“ICC”), which is made up of top management, including the CEO, COO and CFO, and also attended by the executive officers in charge of accounting and risk management. The ICC meets on average three times a month to review and approve individual credit transactions and investments, and monitor defaults and other problem transactions that are above specified credit or investment amounts.

      In addition to the detailed risk management that is carried out for each transaction in the aforementioned three components, our monthly strategy meetings add a fourth component to our risk management system. These meetings perform a very important role in the monitoring and control of the various businesses in which ORIX is involved. The CEO, COO, CFO and the executive officer in charge of accounting all participate in these meetings. The management of each parent company division and major subsidiary, including overseas subsidiaries, also attend these meetings to discuss their respective businesses with top management. There are on average 20 to 25 such meetings per month with each profit center individually. The monthly meetings begin with quantitative reports of financial targets and results of the division or company in question. Discussions are then made on current and future projects, market trends, and other issues that could potentially affect the particular business unit’s profitability. Matters that are considered vitally important are first considered at the monthly meetings and then presented to the ICC or the Board of Directors for further discussion, evaluation and approval.

Credit Risk Management

      Our credit risk management system consists of three basic steps: (i) initial evaluation to determine whether we will enter into each individual transaction, (ii) portfolio management and (iii) monitoring of credit quality and corrective action for the management of defaults and other problem transactions.

Initial Evaluation

      The initial evaluation process is essentially the same for transactions in both Japan and overseas. Staff members in ORIX’s sales and marketing departments are given authorization for credit approval within specific limits based on their seniority. If a proposed transaction, in both Japan and overseas, exceeds these credit limits, it must be referred to the appropriate risk management group. If the transaction value exceeds the approval limit of the relevant risk management group, the matter is considered by the ICC for approval.

      Both sales and marketing departments and the appropriate risk management groups perform comprehensive customer credit analyses and evaluations based on a customer’s financial position, creditworthiness, past transactional performance, potential cash flows and the quality of the collateral, in addition to the contract structure, terms and conditions and potential profitability of the transaction.

      To ensure that the credit evaluation process is efficiently executed, we have created a database of rules and manuals for credit limits, procedures, credit evaluation, collateral, and collection. These rules define credit evaluation standards, including fundamental credit limits based on customers’ aggregate credit balances, as well as other standards that enable flexible and rapid decision making based on a clear determination of which transactions should be handled speedily and which require more prudent attention in line with such factors as the nature of the transaction, the collateral and guarantees, the credit period, and the proposed use of proceeds. We regularly review these manuals and revise and improve them as necessary.

      Limits for investment or the provision of credit for subsidiaries in Japan and overseas are set in a similar manner. Each subsidiary is given the authority for credit approval up to a certain limit and any amounts above that limit are referred to our risk management groups or the ICC, for ultimate determination. Subsidiaries in Japan and overseas use systems and procedure manuals that are similar to those used by ORIX, with modifications incorporated to take into account the particular nature of the business for subsidiaries in Japan and the local business practices, economic conditions and the varying natures of the transactions being undertaken for overseas subsidiaries. For some of these subsidiaries, we carry out country, regional and industry evaluations on a regular basis to minimize exposure to potentially high-risk markets.

Portfolio Management

      The groups in charge of risk management continually monitor and manage diverse asset portfolios that contain credit risks. Just as we must manage the risks inherent in each individual credit extension and transaction, we separately manage the risks associated with the individual and overall asset portfolios themselves. Both in Japan and overseas, we regularly evaluate our asset portfolios involving major borrowers in each transactional category as well as by industry and type of collateral guarantee. We manage these portfolios in order to prevent undue levels of exposure to specific customers or industries.

      In our operations in Japan, the makeup and balance of transactions involving particular industries are regularly reported to top management. We regularly perform analyses of asset portfolios from different perspectives to focus on such trends as those involving certain industries or the balance of non-recourse loans.

      We classify overseas asset portfolios by region, country, transactional currency and other characteristics, and we manage each portfolio individually. To ensure due prudence, particularly in the United States and Asia, we make an assessment of each subsidiary’s asset quality, internal credit procedures and problem assets, and make reports to top management at regular intervals.

      Using a default probability model developed by ORIX, the risk management groups have recently begun to perform a value-at-risk analysis of different types of operating assets as well as measure risks by credit rating, industry and business segment.

Monitoring and Corrective Action

      Our risk management groups obtain information on bankruptcies, dishonored bills, and corporate performance from a number of credit data banks. This information is entered into a central database, which is used to prepare industry analysis reports and warning reports that are provided to relevant sales and marketing departments to keep them up to date on the condition of important customers. In cases where there is a severe deterioration in creditworthiness of a customer, the warning reports call for a reduction or a complete freeze in the extension of new credit.

      Both the sales and marketing departments and the risk management groups are able to monitor changes in customers’ payment capabilities on line. If a single case of payment delinquency occurs, a notice will be sent immediately to the relevant sales and marketing departments. The management of delinquent accounts, monitoring and collection are important tasks for the sales and marketing departments.

      Preliminary reports on problem assets over a certain size are made as soon as they occur, while all data on problem assets are input into a proprietary database. The sales and marketing departments and the risk management groups cooperate to maintain accurate records of delinquencies, work to collect on problem assets and make regular reports on the progress of this collection. The sales and marketing departments make regular reports to top management on the amount and expected recovery of individual non-performing assets over a certain amount. In addition, the groups involved in risk management make reports on new delinquencies and detailed analyses of problem assets, which are presented to top management monthly.

      As part of the credit management process, we believe that we have expertise in the handling of problem transactions, from consulting that helps customers rehabilitate their activities, to obtaining further guarantees or collateral, repossession, and legal adjudication as required. The procedures for collection of problem assets are shared on a common database, and outside legal advice is used as necessary.

Market Risk Management

      We believe the market risk of our business is comprised of four primary components: interest rate risk, exchange rate risk, asset deflation risk and risk associated with the market values of equity and debt securities.

Interest Rate Risk Management

      Changes in market interest rates or in the relationships between short-term and long-term market interest rates or between different interest rate indices (i.e., basis risk) can affect the interest rates charged on interest-earning assets differently than they affect the interest rates paid on interest-bearing liabilities, which can result in an increase in interest expense relative to finance income.

      An important component of this interest rate risk management is our asset-liability management (ALM) systems. The ALM systems are designed to provide quantitative indicators of interest rate risk by incorporating information on our interest-earning assets, our funding requirements and market interest rates. In fiscal 2003, IFCO was included in the combined ALM system of ORIX (the parent company), ORIX Alpha, ORIX Auto Leasing, ORIX Credit, and ORIX Club. Including the independent systems of ORIX Trust and Banking and ORIX Life Insurance, eight companies in Japan are now covered by an ALM system and we plan to expand the systems to cover more subsidiaries in the future.

      We annually prepare a performance target report on a consolidated basis. This report is based on the analysis of previous performance and information on each business segment. It projects the value of new business volumes, interest rate trends, and various other factors that may affect performance. The performance target report includes new financial asset marketing targets, profit projections and balance sheet projections. The report is reviewed and approved by the Board of Directors, which is responsible for decisions on the execution of operational measures.

      We prepare a semi-annual funding plan, which sets out a planned funding mix as well as required funding volumes and proposed sources, with the goal of matching fixed-rate liabilities to fixed-rate assets. The ICC reviews and approves these funding plans.

      After the approval of these plans, each division operates on a basis consistent with the performance target report. Asset-liability management has become an important element of managing the execution of these operations. Under our asset-liability management system, we attempt to monitor and manage interest-rate mismatches. We also monitor and manage the effects of interest rate fluctuations in combination with duration and basis point value (BPV). In this way, we attempt to execute risk control procedures that effectively keep interest rate fluctuations within a specified target range. In addition, through profit-loss simulations and asset maturity ladder analysis, we try to ascertain the influence of future market movements on our performance and, based on interest rate forecasts, determine sales and marketing departments’ internal costs and Treasury Departments’ procurement policies. This allows us to maximize our spreads and return on assets and engage in efficient funding activities.

      We seek to limit the impact on profitability of interest rate trends that are contrary to our projections. We manage interest rate risk by changing the proportions of fixed- and floating-rate debt and by utilizing interest rate swaps and other derivative instruments. For example, our typical financing lease contracts call for both principal and interest to be paid in equal lease payments over periods averaging five years. Even when these leases are financed with short-term funds, we do not require much time to change our asset-liability and interest rate structures through strategic changes in new funding operations or the use of derivative instruments. The ALM status is updated monthly and reported to our monthly strategy meetings to enable rapid decision making with regard to interest rate risks.

      Principal overseas subsidiaries submit reports on their asset-liability situations to the Treasury Department in Tokyo at regular intervals so that interest rate risks and other risks for each currency can be managed individually.

Exchange Rate Risk Management

      We employ foreign currency borrowings, foreign exchange forward contracts and foreign currency swap agreements to hedge risks associated with certain transactions and investments denominated in foreign currencies. Similarly, our overseas subsidiaries structure their liabilities to match the currency denomination of assets in each region. We manage certain positions involving foreign currency risk individually.

Asset Deflation Risk Management

      Asset deflation has continued in Japan for more than ten years since the burst of the inflationary bubble in the early 1990s. Asset deflation risk, in particular its effect on real property prices, has therefore become an increasingly important risk that must be managed. Our real estate operations consist principally of residential condominium development, the purchase and sale of buildings, PFI business, real estate property rental activities as well as the operation of hotels, golf courses, and a training facility. In January 2002, we integrated the preliminary evaluation function, which was part of the Office of Corporate Auditors, into the organization of the five groups of our risk management organization. By doing this we attempted to create a comprehensive system for making investment decisions related to real estate that considers not only credit risks, but also the risks associated with our real estate business, including real estate market risks.

      We have attempted to control risks associated with our real estate related businesses by drawing on what we believe are our strengths in this business. First, we are able to quickly obtain real estate appraisals and engineering reports from our internal real estate specialist group, which is comprised of the real estate appraisal group, which includes 17 certified real estate appraisers and assistant real estate appraisers, and the construction management section, which includes ten certified architects. Second, we believe that we have accumulated substantial knowledge regarding the credit evaluation of tenants and general construction companies. Third, we believe that we have the ability to obtain detailed information on property management since we have asset management and property management subsidiaries that have first hand access to such information. Fourth, we believe that we can make quick investment decisions, and therefore reduce the time a particular property may be exposed to asset deflation risk, because of the close cooperation amongst a number of specialist groups responsible for legal, accounting, tax and compliance issues.

      Based on the indices for measuring profitability, decisions are made at the ICC based upon reports that have analyzed a variety of risks, including reputation risk. In recent years, the liquidity of both equity and non-recourse loans of a project have become increasingly important issues for evaluating investment decisions.

      All transactions involving our real estate business are reported to the ICC through the risk management groups on a regular basis. This system allows us to monitor the progress of a particular project, the balance of assets and profit forecasts.

Equity and Bond Risk Management

      For market risks associated with equity and debt securities, market trends and the condition of companies in which investments are made are monitored by the companies in Japan and overseas that make such investments, and by the risk management groups in Tokyo. A substantial portion of equity securities consists of those held to maintain business relationships in Japan. As with credit evaluation, the sales and marketing departments monitor the market environment, operating results and financial condition of the companies in which investments are made, and the risk management groups provide credit information and industry analysis reports to the sales and marketing departments. Based on information on the unrealized gains or losses of the securities and the potential for default of the companies, the risk management groups also instruct the sales and marketing departments each month to sell securities or conduct analysis on particular companies.

      For the bond investments made by ORIX Life and OCM, which make up a substantial portion of total bond investments, the investment departments of the respective companies monitor interest rate policy, macroeconomic conditions and trends in securities and financial markets and analyze the price movements of securities, financial conditions of companies in which investments are made and other factors on a daily basis. The investment departments take action based on approved guidelines for selling securities for a gain, cutting losses or reducing positions. The risk management departments of these two companies, and in the case of OCM the risk management department of OUC, review daily reports made by the investment departments and verify that the guidelines have been followed. The risk management groups in Tokyo also receive the daily reports made by ORIX Life and OCM and verify that the guidelines have been followed.

Liquidity Risk Management

      Liquidity risk arises from the risk of not being able to access funding to meet business commitments, or the risk of not having funds to pay back our obligations, which could result in a payment default on our borrowing. We manage liquidity risk by diversifying our funding sources, establishing committed credit lines with financial institutions and adjusting the level of short- and long-term funding in consideration of market conditions. As part of our ALM system, we also use cash flow maps to measure and monitor liquidity risk. For discussion of liquidity and capital resources, see “—Liquidity and Capital Resources.”

Operational Risk Management

      As our business has expanded in recent years, we view operational risk management as an increasingly important component of overall risk management. Operational risk refers to the risk arising from areas that include computer networks, administrative procedures, damage to our reputation in the process of day-to-day operations and the possible breakdown of the systems that support these areas. We attempt to mitigate operational risks by upgrading our computer systems as necessary and monitoring administrative procedures and reputation from such specialized sections as our Compliance Coordination Office and the Office of the President.

      As part of operational risk management, we have attempted to strengthen the functions of internal control and compliance in recent years. The Compliance Coordination Office is responsible for internal controls. Based on annual audit plans, the office regularly monitors whether internal rules and regulations are being followed and whether self-assessment reports made by branch offices concerning internal controls are completed accurately. Based on this monitoring, the office evaluates the effectiveness of existing internal controls and revises such controls as necessary.

      We created a compliance manual in 2002 that was distributed to all employees in Japan and senior management of overseas subsidiaries. We also conducted a number of training programs in fiscal 2003 to educate employees and increase awareness of compliance issues. Based on these training sessions, we have carried out surveys and analysis of compliance issues and are continuing to make improvements in an attempt to achieve a more effective compliance system.

Legal Risk Management

      Transactional legal risk is a major type of legal risk that we face in our business. Within each transaction, new product development and other business activities, we consider the following two points: (1) whether the contract contains the conditions that we intended, is legally effective and can be carried out as intended in the contract; and (2) whether the activities related to the transaction are against the law and whether the applicable laws are strictly observed.

      When a transaction is first considered and when contract-related documents are being prepared for internal checks, the Legal Affairs Group and other related sections work together to avoid, prevent and mitigate the risks involved. Contracts must follow prescribed rules and regulations or they cannot be approved internally. The Legal Affairs Group and other related sections are involved in the approval of such contracts. In addition, we utilize the expertise of outside lawyers with different areas of specialization depending on the size and importance of the transaction.

      Regarding revisions to the law, we collect information from the initial stage in which legal reform is proposed, make preparations to deal with the new law and take the necessary steps to ensure that our businesses comply.

      In addition, the Legal Affairs Group and the other related sections are also involved in matters related to lawsuits that have been brought against us, or lawsuits that are being prepared against other parties by us, to ensure that proper legal procedures have been followed.

Risk Management Associated with New Businesses

      In an attempt to increase profitability, we are in the process of expanding new businesses that are different from our traditional businesses, such as leases and loans, that focused primarily on the provision of debt finance. We believe that we must continue to evolve our risk management systems in order to manage the risks that emerge due to the changes in our business model.

      ORIX has recently had to develop new types of risk management capabilities, such as systems for the unified management of financing and investment risks associated with its growing investment banking and real estate-related finance businesses, risk analysis systems for new financial techniques introduced from overseas, including the securitization of commercial mortgages (CMBS), and for due diligence systems for M&A transactions and new business investments. This also entails creating systems for a multifaceted approach to portfolio management.

      In order for ORIX to have effective checks and balances on its operations it will also be necessary to examine transactions from perspectives different than those traditionally employed by the risk management groups by considering such things as the viability of a particular business and its investment and financing scheme. In order to accomplish this we are making use of specialists, who are well versed on accounting, tax and legal issues, for carrying out risk analysis and the evaluation of assets.

      With respect to new or complicated transactions and large transactions it is also necessary to have these specialists in the risk management groups involved from the initial preparation right up to the signing and execution of the contract to minimize risks and provide appropriate advice to the sales and marketing departments. Our risk management group specialists work together with outside specialists to assess a company or assets before an acquisition is made and analyze the progress of management plans after acquisitions have been made.

      We have also tried to strengthen our monitoring system for real estate-related investments, asset acquisitions and equity investments and make monthly or quarterly reports to top management regarding the progress of particular investments and provide comparative analyses of projected and actual results. We continually update our customer management database to ensure a unified risk management of exposure to a single customer regardless of the financing and investment scheme.

Risk Management of Individual Transactions, Businesses and Geographical Regions

      In addition to the risk management activities described above, we also attempt to manage specific risks associated with some types of particular transactions, certain individual businesses and the United States.

Direct Financing Leases

      In lease transactions, generally the only collateral is the leased item itself, and we generally assume that there is little or no residual value in case of default. In addition, many of our customers are small and medium-sized companies, many of which have not been rated by third party credit agencies. When carrying out our evaluations we pay close attention to factors that determine the basic sustainability of a business including profitability, cash flow, the quality of management and the future prospects of a particular business or industry.

General Corporate Loans

      The first priority in the provision of general corporate loans is the creditworthiness of the borrower. We also usually require collateral, which is primarily real estate, but can include securities, deposits or other forms of collateral. Appraisals for collateral are made by our Real Estate Appraisal Group or taken from third party appraisers when necessary.

      We also carefully monitor both the use of the funds to be provided and the means that the borrower has to repay those funds in the future. In addition to the proposal for the use of funds made by the borrower, we also make inquiries to the potential recipient of those funds to confirm that they are to be used for the purposes that the borrower proposes. In some cases, we will make payments directly to the final recipient of the funds to guarantee that they are not used for some other purposes by the borrower. In addition, in order to improve the probability that we will be repaid in full, we make evaluations about the potential return to be generated from the funds that are provided, and carry out stress tests and simulations based on both the borrowers proposed use of funds and our own estimations of returns to be generated by the proposed use of the funds.

Non-Recourse Loans

      Non-recourse loans are loans for which we are only entitled to cash flows generated from a property or project that the loan is funding. With such loans, the most important criterion is whether the cash flows generated from the property or project are sufficient to cover the principal and interest on the loans. Therefore, the ability to assess the cash flows of each property or project under consideration is the most important skill needed in this business. We use discounted cash flow analysis, stress tests and simulations while taking into consideration the loan to value, debt service coverage ratio and different potential returns to analyze the potential risks of each real estate property and project.

Housing Loans

      ORIX Trust and Banking specializes in housing loans and carries out a detailed examination of a client’s ability to repay in line with his or her particular lifestyle after conducting an interview in person. In addition to considering the client’s ability to repay the loan, evaluations are carried out by collecting relevant real estate market information and estimating the cash flow that can be derived from the real estate property and the value of collateral. Therefore, our housing loan operations are differentiated from the large city banks that employ a standard scoring system.

      For housing loans to individuals that purchase property for self-occupancy purposes we place particular emphasis on the stability of the borrower’s disposable income and analyze the existence of other debt and expenses, such as automobile loans, tax burden, insurance costs and children’s education expenses. We also analyze future pension income, the potential value of the borrower’s parent’s homes and the possibility of inheriting such assets as well as other factors that may affect the borrower’s ability to pay over the life of the loan. In the case of borrowers who are refinancing from other financial institutions, we examine past housing loan payment history in addition to the borrower’s credit quality.

      For housing loans provided to people that purchase real estate for investment purposes, our clients are primarily doctors, government workers and managers from listed companies with relatively high salaries. For clients that have several properties we make projections to determine if they will be able to make their payments in the case that their rental income drops in half. Also, our sales and marketing departments make careful checks by paying particular attention not only to the selection of the companies that sell the investment properties and their sales history, but also to such matters as the building maintenance company used once the building is completed and any other relevant information. In addition, clients are also evaluated based on their stance regarding the purchase of property and repayment of the associated loan as well as future investments.

Consumer Card Loans

      We provide non-collateralized consumer card loans with limits ranging from ¥500,000 to ¥3,000,000. Based on over 15 years’ of experience and a proprietary scoring system, we make the initial evaluation of a customer based on income level, past credit quality, other debt and other factors that may affect the borrower’s ability to repay. As a result of the deteriorating economic environment in Japan, we have increased the number of consumer credit information bodies of which we are a member in an attempt to increase our access to information in order to better determine the trends in customer credit related to card loans.

      For customers that have previously been granted credit we also carry out intermediate credit evaluations based upon the analysis of customer trends to enable us to further monitor the state of a customer’s contracts. We have a specialist section that concentrates on and attempts to collect in full those loans that we expect may soon become delinquent, such as those loans for which monthly payments are regularly late. The section provides counseling at the early stages for such loans in order to limit the risks.

      In the event of a credit default, we have a system in place by which the relevant section is contacted through an internal network with respect to the condition of a customer’s contract as soon as a default in payment takes place. In addition, we employ an automatic call system to allow for rapid response to defaults.

Life Insurance

      A life insurance company must have a stable source of earnings to pay future insurance claims. Our life insurance business invests in assets which aim to generate a level of income to cover such claims. The assets in which investments are made are, however, exposed to a number of risks, including credit risk, market risk, and liquidity risk.

Credit risk

      Using the rating assigned by rating agencies as a reference, we assign our own ratings to bonds. Our internal rating is used to determine the limit of investment and monitoring is performed on a daily basis to ensure that the amount of money invested in securities issued by a single issuer does not exceed a predetermined limit. Decisions on whether to continue to hold issues that have effectively exceeded the purchase limit due to a downgrade in the credit rating are carried out on a case-by-case basis with due consideration to the time to maturity and the amount in which limits have been exceeded. Furthermore, we invest mainly in bonds that have high credit ratings to avoid the associated credit risks with investing in less credit worthy issues.

      Because a large majority of companies that we make loans to are not rated by rating agencies, we do not manage the credit evaluation of such companies as we do with bonds. Instead, we carry out our credit evaluations by determining their financial position from information that is available in their financial statements and other information and by making an evaluation of their collateral. Loans are made at interest rates that factor in the relative creditworthiness of the borrowers.

      In addition, we monitor the financial position of companies which we have made loans to by reexamining their financial positions and value of their collateral on a semi-annual basis. Furthermore, we also manage the credit risk for other assets that are not listed above using the same criterion as mentioned above taking into consideration their particular characteristics.

Market risk

      In order to address market risks, we generally match the duration of our assets with our liabilities as part of our ALM system. However, we may intentionally create a mismatch between assets and liabilities depending on the interest rate environment. For example, in order to avoid a fall in the value of assets in the event of a rise in interest rates, we may intentionally have a shorter duration for assets than liabilities. Also, we calculate the value-at-risk using the past profitability for each different asset category that we hold. We then attempt to manage the degree of permissible risk while monitoring this calculated figure.

Liquidity risk

      We control the maturity of new assets so that we do not create a shortage of cash at a specific point in time, after we have confirmed the degree of matching from an ALM perspective between the future cash flows from insurance policies and the future cash flows generated from assets. As the duration for assets is presently shorter than that for liabilities, we believe that we have an adequate level of liquid funds due to the cash flows that are being generated from our existing assets.

United States

      Our single largest overseas market in terms of asset size is the United States and we use a specific risk management system in addition to our overall risk management. ORIX’s principal businesses in the US are direct financing leases, corporate lending, commercial mortgage-backed securities-related business, real estate development and securities investment.

      The risk management organization, which is made up of those in charge of evaluation in each section of the sales and marketing division and those in charge of administration, carries out a multi-layered management of risk. In addition, decisions regarding large transactions are made in meetings of the Risk Management Committee, which is composed of the Chairman (who is also a Director of ORIX), President and CEO, Deputy President and Chief Risk Officer of OUC. As in the case of all subsidiaries, different levels of approval are designated for OUC, and any transactions over a certain amount require approval by the risk management groups and the ICC in Tokyo.

      Transactions are internally risk rated based on their type. For regular credit evaluation (leases, loans and commercial mortgage loans), nine levels of credit risk ratings are applied with reference to the credit classification standards employed by the United States Federal Reserve Board (“FRB”). These credit risk ratings are used as the standard for determining the trend of problem assets, provisioning and recording write-downs. The ratings for real estate development projects are set after periodic reviews of their achievement in profitability against projections and by taking into consideration the above nine levels. In addition, we employ a matrix scoring system for rating investment in bonds, which considers the financial details, industry position, capital structure, quality of management and various other terms that exist at the time of purchase.

      After a transaction has been completed, each subsidiary works to optimize its portfolio by determining the details of individual problem assets and monitoring the trend of the entire portfolio. The entire portfolio of our subsidiaries in the United States is monitored by the person in charge of risk management at OUC. Portfolio review meetings are held quarterly. These meetings are attended by managers of each subsidiary, OUC’s CEO, Deputy President, Chief Risk Officer, risk management staff, Controller, and, if necessary, the Treasurer and Internal Auditor of OUC and staff from ORIX’s risk management groups in Tokyo. In these meetings reports are made on each portfolio and, if necessary, particular transactions of each subsidiary in the United States. In addition, for problem assets, a watch list and watch loan report are revised quarterly. The condition of the assets and measures that are being taken to collect these assets are reported and discussed by the sales and marketing, credit evaluation and accounting departments on a quarterly basis. The contents of these meetings are reported at the board meetings of OUC, which are attended by ORIX’s Chief Executive Officer and Vice Chairman, who is responsible for overseas operations.

      In addition, risk management is an important matter for discussion in the monthly strategy meetings that are held with top management and the management responsible for operations in the United States.

Derivatives

      The ICC has established comprehensive market risk management regulations, and for each company that engages in derivatives transactions the regulations have established specific market risk management parameters. Those parameters clarify the object of the risks to be managed and the types of hedging methods to be employed, while an internal check system ensures that the functions of departments responsible for execution, evaluation and related administration tasks remain separate. Departments executing transactions monitor the nature of transactions and maintain management systems capable of responding rapidly to sharp market changes and other unanticipated developments. Departments responsible for evaluation perform checks to ensure that the types of hedging methods employed are appropriate and, periodically, or as necessary, evaluate the effectiveness of the hedging methods. Working in cooperation with banks and other outside entities, the departments make administrative checks on all transactions. In addition, they prepare quarterly reports on each company’s transactions that include the notional principal, fair market value, hedging method and hedging efficacy associated with each type of transaction and each counter party. These reports are then presented to ORIX’s Treasury Department and Compliance Coordination Office. The Treasury Department uses these reports to manage derivatives for the parent and its subsidiaries as a whole, while the Compliance Coordination Office inspects derivatives-related accounts and performs checks to ensure that relevant regulations are observed.

Governmental and Political Policies and Factors

      There are no governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations or investments.

Item 6.     Directors, Senior Management and Employees.

Board of Directors

      ORIX’s board of directors has the ultimate responsibility as the decision-making body of our affairs. The articles of incorporation of ORIX provide for not less than three directors. Directors are elected at general meetings of shareholders. The term of office as stipulated under Japanese law for companies that adopt a “Company with Committees” board model of any director expires within one year after his or her assumption of office, at the close of the annual general meeting of shareholders held to release the last settlement of accounts.

      At the 40th annual general meeting of shareholders held on June 25, 2003, shareholders of ORIX passed a resolution to amend ORIX’s articles of incorporation and allow the Company to adopt a “Company with Committees” board model, which became possible as a result of amendment to the Japanese law effective on April 1, 2003. The Company with Committees board model will replace the former system that required corporate auditors to monitor the board on behalf of shareholders.

      This Company with Committees system, as stipulated under the Japanese law, requires the establishment of three committees, the Audit, Nominating, and Compensation Committees, made up of members of the board of directors. Each committee is required to consist of three or more directors, a majority of whom must be “outside” directors. Directors may serve on more than one committee.

      An “outside” director is defined as a director who does not execute the company’s business, who has not assumed the position of director, executive officer (shikkou-yaku), manager or any other employee who executes the business of such company or its subsidiaries in the past, and also who does not assume the position of director or executive officer of such subsidiaries or manager or any other employee of such company or subsidiaries who executes the business thereof. While Japanese law allows the same person to serve as both a director and executive officer of the company, a director who sits on the Audit Committee cannot at the same time serve as an executive officer, manager or employee of the same company or any of its subsidiaries, or as a director of any of its subsidiaries who executes the business thereof. Although not required by Japanese law, ORIX has decided that each committee will be chaired by outside directors.

      Under the Company with Committees system, a company will also have executive officers, who are appointed and dismissed by the board of directors and who make the material management decisions for the company. The board of directors may delegate substantial management authority to executive officers under this system. For example, the board may delegate to executive officers the authority to approve issuances of shares of capital stock and bonds.

      Under the Company with Committees system, the Audit Committee generally has powers and duties that are similar to those given to corporate auditors. This includes responsibility for monitoring the performance of the directors and executive officers in the performance of their duties, as well as for proposing the appointment or dismissal of the company’s certified public accountants. Like the corporate auditor system, any proposal for appointment or dismissal of a certified public accountant needs to be submitted to a general meeting of shareholders for approval. In furtherance of their responsibilities, the Audit Committee has the power to request from any director or executive officer, at any time, a report of the company’s business operations and to inspect for themselves the details of the company’s business operations and financial condition.

      The Nominating Committee is authorized to select director candidates. Directors are elected from a list of candidates at the general meeting of shareholders.

      The Compensation Committee has the authority to set the compensation level for directors and executive officers. This committee determines and makes its policy on compensation. This committee follows the disclosed policy when setting the compensation for directors and executive officers.

      The key differences between the new Company with Committees system and the traditional corporate auditor system in Japan include:

•	Reliance on board committees. Under the Company with Committees system, a company will be required to establish not only an Audit Committee but also a Nominating Committee and a Compensation Committee. These new committees are vested with the power and authority on some matters that were previously considered the exclusive domain of the full board.

•	Board-level composition. The Audit Committee will be comprised of members of the board of directors. Corporate auditors, while they attend board meetings and are entitled to express their opinions at those meetings, are not members of the board of directors and have no vote on board-level matters.

•	Previous affiliations with issuer. The requirements for having “outside” members are more strict for the Audit Committee than for corporate auditors. A majority of the members of an Audit Committee must be from “outside” the company, compared to at least half of the members of a board of corporate auditors.

Auditors’ Independence

      ORIX must appoint independent certified public accountants, who have the statutory duty of examining the financial statements prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The independent certified public accountants must present an auditor’s report to the board of directors and the Audit Committee. The independent certified public accountants are also responsible for auditing financial statements that are submitted to the Prime Minister. The board of directors is required to submit the audited non-consolidated financial information to the general meeting of shareholders, while consolidated and non-consolidated information is submitted to the Tokyo and Nagoya Stock Exchanges, the Osaka Securities Exchange and to the Prime Minister.

      Presently, ORIX’s independent certified public accountants are Asahi & Co., a member firm of KPMG International, a Swiss nonoperating association (“KPMG”). The independence of Asahi & Co.

has been considered and confirmed by ORIX’s board of directors. The board of directors also confirmed that there are no management-level individuals that are seconded to or from Asahi & Co., and there are no management-level individuals that previously worked for ORIX or Asahi & Co. and presently work for the other party.

      In addition to the financial statements that are prepared under Japanese GAAP, ORIX also prepares financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”). US GAAP financial information is used by management for evaluating our performance and forms the basis for presentation of financial information to shareholders. The financial statements prepared in accordance with US GAAP that are sent to shareholders and included in this annual report filed with the United States Securities and Exchange Commission are audited by Asahi & Co. Under the committee-based system, the US GAAP financial statements must be approved by the Audit Committee and by the board of directors.

      Up until the fiscal year ended March 31, 2002, ORIX was required to submit non-consolidated and consolidated financial statements prepared in accordance with Japanese GAAP and the format required by such authorities to the Tokyo and Nagoya Stock Exchanges, the Osaka Securities Exchange and to the Prime Minister. From the fiscal year ended March 31, 2003, even though ORIX is still required to submit non-consolidated financial information prepared in accordance with Japanese GAAP, the Japanese authorities accept consolidated information prepared in accordance with US GAAP that conforms to the formatting requirements in Japan for companies such as ORIX that are listed on stock exchanges in the United States.

      In the fiscal year ended March 31, 2003, we paid our auditors (including Japanese and overseas affiliates of Asahi & Co.) ¥492 million for direct audit fees, ¥75 million for audit-related services, including services related to securities offerings and ¥103 million for other fees which included primarily tax compliance and advisory, and other consulting services.

      In the opinion of management, the provision of non-audit services did not in any way influence the independence of the audits conducted by Asahi & Co. because management took full responsibility for decisions relating to the activities affected by these services and Asahi & Co. and its affiliates did not assume any of the management authority and duties.

The Directors

      The Directors of ORIX as of June 25, 2003 are as follows:

			Shareholdings
			as of
		Year first	March 31,
Name	Title	appointed	2003

			(In thousands)
Yoshihiko Miyauchi	Director, Representative Executive Officer, Chairman and Chief Executive Officer	1970	39
Yasuhiko Fujiki	Director, Representative Executive Officer, President and Chief Operating Officer	1994	6
Yoshiaki Ishida	Director, Vice Chairman	1990	2
Shunsuke Takeda	Director, Deputy President and Chief Financial Officer	1993	2
Katsuo Kawanaka	Director, Deputy President	1992	6
Hiroaki Nishina	Director, Corporate Executive Vice President	1993	2
Takeshi Sato	Director, Corporate Senior Vice President	1997	7
Tatsuya Tamura	Outside Director; President, Global Management Institute Inc.	1999	0
Akira Miyahara	Outside Director; Executive Advisor to the Board, Fuji Xerox Co., Ltd.	1999	1
Yoshinori Yokoyama	Outside Director; Auditor, Industrial Revitalization Corporation of Japan	2002	0
Paul Sheard	Outside Director; Managing Director & Chief Economist Asia, Lehman Brothers	2003	0
Masaaki Yamamoto	Director	2003	1

      Except for Mr. Tamura, Mr. Miyahara, Mr. Yokoyama and Mr. Sheard, all of the directors are engaged in our business on a full-time basis.

Yoshihiko Miyauchi

Director
Representative Executive Officer
Chairman and Chief Executive Officer

      Yoshihiko Miyauchi began his career at Nichimen & Co., Ltd. in 1960 and worked there four years before entering ORIX Corporation (then Orient Leasing Co., Ltd.) as one of the founding 13 members in 1964. Miyauchi became a Director in 1970 and was appointed President and CEO in 1980, a position he held until he assumed his present role as Chairman and CEO in April 2000. In his term as CEO, Miyauchi has overseen the development of ORIX into an integrated financial services company that has continued to be on the forefront of innovation.

      Miyauchi is a strong proponent of deregulation and serves as the President of the Council for Regulatory Reform, an advisory body to the Prime Minister of Japan. His other affiliations include: Vice Chairman, Keizaidoyukai (Japan Association of Corporate Executives); and Councilor, Nippon-Keidanren (Japan Business Federation). He also has directorships on the boards of Fuji Xerox Corporation, AOZORA BANK, LTD., Mercian Corporation, Showa Shell Sekiyu K.K. and Sony Corporation.

      Miyauchi was born in September 1935 and graduated with a BA from the School of Business Administration of Kwansei Gakuin University in 1958 followed by an MBA from the University of Washington in the USA in 1960.

Yasuhiko Fujiki

Director
Representative Executive Officer
President and Chief Operating Officer

      Yasuhiko Fujiki joined Nikko Securities Co., Ltd. in 1968, before moving to Mitsubishi Development Co., Ltd. in 1971 then to ORIX in 1976. Following appointments as General Manager of the Real Estate Sales Department, Credit Department and General Affairs Department, Fujiki was appointed Director in Charge of General Affairs in 1994. In 1997, he became Director in Charge of the Office of the President and Director in Charge of the Personal Financial Services (PFS) Department. In 1999 Fujiki became a Corporate Senior Vice President and was named Chief Branding Officer in the same year.

      In his role in the Office of the President, Fujiki was instrumental in the Company’s recent M&A activities and strategic plans to position ORIX to continue to be a major player in Japanese and international financial markets. Since being appointed President and COO in April 2000, Fujiki now oversees the execution of the ORIX Group’s business activities and is leading the next generation of ORIX leaders into the 21st century.

      Fujiki also serves as Chairman of the Japan Commodities Fund Association (JCFA); Secretary to the Keizaidoyukai (Japan Association of Corporate Executives); Vice-Chairman of the Japan Leasing Association; and a Director of the Association for Real Estate Securitization.

      Fujiki was born in November 1945 and graduated from Waseda University’s School of Commerce in 1968.

Yoshiaki Ishida

Director
Vice Chairman
Responsible for Overseas Activities

      Yoshiaki Ishida joined Nozawa Asbestos & Cement Co., Ltd. (currently Nozawa Corporation) in 1963, where he worked for five years before entering ORIX in 1968. After a decade of various appointments in Japan, Ishida was a major figure in ORIX’s international activities. He was seconded to ORIX Asia Limited in Hong Kong in 1981 where he was Managing Director. In June 1990, he was made a Director and the Deputy Head of the International Business Headquarters and in November of that year became President and CEO of ORIX USA Corporation.

      After his return to Japan in 1993, Ishida completed assignments that included the Deputy Head of the International Business Headquarters and the General Manager of the Overseas Real Estate Department. He became Managing Director of ORIX in 1994 and Senior Managing Director in 1996, before assuming the position of Deputy President and Director in 1998. He has been Vice Chairman since April 2000 where he oversees ORIX’s international activities. Ishida was also appointed as an Outside Corporate Auditor of Nichimen Corporation in April 2003.

      Ishida was born in January 1940 and graduated from the Kobe City University of Foreign Studies in 1963.

Shunsuke Takeda

Director
Deputy President
Chief Financial Officer

      Shunsuke Takeda entered the Nippon Kangyo Bank, Ltd. (currently Mizuho Bank, Ltd.) in 1965 before joining ORIX in 1968. After an assignment to the London Liaison Office and several posts in Japan, Takeda was appointed General Manager of the International Treasury Department in 1989, General Manager of the International Department in 1990 and then General Manager of the Treasury Department in 1992 before becoming a Director in 1993.

      Takeda was appointed Managing Director in 1997 and Corporate Executive Vice President in 1999. He has been Chief Financial Officer since 1997 and has been instrumental in creating an advanced system for efficient fund procurement of ORIX and its subsidiaries. He assumed the present position of Deputy President in April 2000. In addition to his oversight of the Treasury operations and support of ORIX’s President, in August 2000 he was appointed to oversee the reorganization of ORIX’s Investment Banking Headquarters, and presently serves as the Officer in charge of the Office of the President.

      Takeda was born in September 1941 and graduated from the University of Tokyo, Faculty of Law in 1965.

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

      In 1992, Kawanaka became a Director and the Deputy Head of the Tokyo Sales Headquarters. In 1996, he was named Managing Director and Head of the Tokyo Sales Headquarters. In 1999, Kawanaka was appointed a Corporate Executive Vice President and in April 2002, he was appointed Deputy President.

      Kawanaka was born in March 1942 and graduated from Osaka City University’s School of Commerce in 1965.

Hiroaki Nishina

Director
Corporate Executive Vice President
Real Estate Business Headquarters
President, ORIX Real Estate Corporation

      Hiroaki Nishina joined ORIX in 1968. He became a Director and Deputy Head of the Tokyo Sales Headquarters in 1993 and was appointed President of ORIX Auto Leasing Corporation in 1996. In 1998, Nishina became a Corporate Executive Officer and took over responsibility for the Real Estate Business Headquarters before becoming President of ORIX Real Estate Corporation in 1999. He was Corporate Senior Vice President from June 2000 until being promoted to the position of Corporate Executive Vice President in April 2002.

      Nishina was born in September 1944 and graduated from Kwansei Gakuin University’s School of Economics in 1968.

Takeshi Sato

Director
Corporate Senior Vice President
Chairman, ORIX USA Corporation

      Takeshi Sato began his career at the Saitama Bank, Ltd. (currently Resona Bank, Ltd.) in 1969 before coming to ORIX in 1972. Sato began focusing on international activities early at ORIX and was assigned as a Director of PT. ORIX Indonesia Finance in 1975, President of ORIX METRO Leasing and Finance Corporation in the Philippines in 1982, and President of ORIX Australia Corporation Limited in 1987, before returning to Tokyo in 1993 as General Manager of the International Department. Sato was appointed Director and Deputy Head of the International Headquarters in 1997, which included a position in Singapore to oversee the Asia and Oceania operations. He has been Corporate Senior Vice President since 1999 and became Chairman of ORIX USA Corporation in April 2001.

      Sato was born in September 1946. He graduated from Meiji University’s School of Commerce in 1969 and completed a Masters of Commerce Degree from Meiji University’s Postgraduate School of Commerce in 1972.

Tatsuya Tamura

Outside Director, ORIX Corporation
Representative Director, Global Management Institute Inc.
Director (Non-Executive), Suruga Bank Ltd.
Director (Non-Executive), JAPAN TELECOM HOLDINGS CO., LTD.
Director (Non-Executive), SKY Perfect Communications Inc.

      Tatsuya Tamura joined the Bank of Japan in 1961 and occupied a number of posts before becoming Executive Director in 1992. He served as Chairman of A.T. Kearney (Japan) from April 1996 until June 2002, and was Representative Director of A.T. Kearney, K.K. from April 1998 until April 2002. He served as President of EDS Japan from January 1997 to March 1999, and the President and CEO of Japan Investor Solutions and Technologies Co., Ltd. from August 1999 to June 2000. He has been a Director (Non-Executive) at Suruga Bank Ltd. since June 2000. Tamura became a Representative Director of Global Management Institute Inc. in May 2002, a Director (Non-Executive) of Japan Telecom Co., Ltd (presently JAPAN TELECOM HOLDINGS CO., LTD.) in June 2002 and a Director (Non-Executive) of SKY Perfect Communications Inc. in June 2003.

      Tamura was appointed as a member of ORIX’s Advisory Board in 1997 and then as a Director in 1999 and an Outside Director under a “Company with Committees” structure in June 2003.

      Tamura is also a member of Keizai Doyukai (Japan Association of Corporate Executives) and Auditor of the Japan Center for Economic Research. He was born in October 1938 and graduated from the University of Tokyo, Faculty of Law in 1961.

Akira Miyahara

Outside Director, ORIX Corporation
Executive Advisor to the Board,
Fuji Xerox Co., Ltd.

      Akira Miyahara joined Fuji Photo Film Co. Ltd. in 1962 and then moved to Fuji Xerox Co., Ltd. in 1971. At Fuji Xerox he occupied a number of posts before becoming a Director in 1984. After promotions to Managing Director in 1987 and Senior Manager Director in 1988, he was appointed Deputy President in 1990 and President and Chief Operating Officer in 1992, and Vice Chairman of the Board in 1998. In 2002, he assumed his current position as Executive Advisor to Fuji Xerox’s Board.

      Miyahara was invited to the Advisory Board of ORIX in 1997 and was then appointed as a Director in June 1999. Miyahara has brought with him a wealth of experience to the ORIX Board and provides an important outside perspective on the company’s strategy. Miyahara became an Outside Director under a “Company with Committees” structure in June 2003.

      Miyahara was born in June 1939 and graduated from Kwansei Gakuin University’s Commercial Science Department in 1962.

Yoshinori Yokoyama

Outside Director, ORIX Corporation
Auditor, Industrial Revitalization Corporation of Japan
Senior Fellow, Research Institute of Economy, Trade and Industry, IAI

      Yoshinori Yokoyama completed his architectural training at the University of Tokyo in 1966 before joining Kunio Maekawa & Associates. He earned a MA in Urban Design at the Harvard Graduate School of Design in 1972 and joined Davis, Broady & Associates in 1973. He obtained an MBA from the Sloan School of Management at MIT and joined McKinsey in 1975. He served as a Director at McKinsey from 1987 to 2002. In July 2002, Yokoyama became a Senior Fellow at the Research Institute of Economy, Trade and Industry, IAI and was appointed as an Auditor to the Industrial Revitalization Corporation of Japan in April 2003.

      Yokoyama first became a member of ORIX Corporation’s Advisory Board in June 1997 before becoming a Director in June 2002. Yokoyama became an Outside Director under a “Company with Committees” structure in June 2003.

      Yokoyama was born in September 1942.

Paul Sheard

Outside Director, ORIX Corporation
Managing Director & Chief Economist Asia,
Lehman Brothers

      After obtaining a PhD in Japanese Economy in 1986 from the Australian National University, Sheard took up a postdoctoral fellowship and later a faculty position at the Australian National University and in July 1993 joined the faculty of Osaka University. In January 1995, he joined Baring Asset Management as the Strategist of the Japan Investment Team and was promoted to the position of Head in September 1997. Sheard joined Lehman Brothers as Managing Director, Chief Economist Asia in September 2000 and was appointed as an Outside Director to ORIX under a “Company with Committees” structure in June 2003.

      Paul Sheard was born in November 1954 in Adelaide, Australia and graduated with a Bachelor of Arts (Honours) from Monash University in 1981, and a PhD in Japanese Economy in 1986 and a Master of Economics in 1988 from the Australian National University.

Masaaki Yamamoto

Director

      Masaaki Yamamoto joined ORIX in 1972 after working five years at Ube Industries, Ltd. He became General Manager of the Accounting Department in 1996 and was appointed to the position of Standing Corporate Auditor in June 2001. Yamamoto was appointed to the position of Director under a “Company with Committees” structure in June 2003.

      Yamamoto was born in November 1943 and graduated from Kobe University’s School of Management in 1967.

Executive Officers

      In 1998, ORIX implemented a “corporate executive officer” system, which was adopted voluntarily to help separate strategic decision-making functions from day-to-day administrative operations. Under this system, the board of directors were mainly responsible for the strategic decision-making function of ORIX’s operations while the corporate executive officers were responsible for carrying out the decisions made by the board of directors. Also, a “group corporate executive officer” system was set up to share information with management of certain subsidiaries.

      With the adoption of the new corporate governance “Company with Committees” board model, an “executive officer” system was established as stipulated under Japanese law. Before the adoption of a “Company with Committees” board model, the term shikkou yakuin (corporate executive officer) was used by us to refer to those executives responsible for executing decisions by the Board of Directors, but there was no specific Japanese law covering the responsibilities and duties of corporate executive officers. Executive officers under this new system are legally responsible for their activities within ORIX under

Japanese law. Executive officers are responsible for carrying out the day-to-day administrative operations. Executive officers also have a legal responsibility to shareholders as stipulated under Japanese law.

      The executive officers of ORIX as of June 25, 2003 are as follows:

Name	Title	Areas of duties

Yoshihiko Miyauchi	Chairman and Chief Executive Officer
Yasuhiko Fujiki	President and Chief Operating Officer
Yoshiaki Ishida	Vice Chairman	Responsible for Overseas Activities
Shunsuke Takeda	Deputy President and Chief Financial Officer	Office of the President, Treasury Department
Katsuo Kawanaka	Deputy President	Tokyo Sales Headquarters
Hiroaki Nishina	Corporate Executive Vice President	Real Estate Business Headquarters; President, ORIX Real Estate Corporation
Hiroshi Nakajima	Corporate Executive Vice President	Investment and Credit Evaluation Group, Investment and Credit Information Management Group, Risk Management Group, Legal Affairs Group, Real Estate Appraisal Group
Takeshi Sato	Corporate Senior Vice President	Chairman, ORIX USA Corporation
Masahiro Matono	Corporate Senior Vice President	OQL Headquarters
Masaru Hattori	Corporate Senior Vice President	Accounting Department
Koichiro Muta	Corporate Senior Vice President	Investment Banking Headquarters
Masaaki Tashiro	Corporate Senior Vice President	Real Estate Finance Headquarters; Chairman, ORIX Asset Management and Loan Services Corporation
Nobuyuki Kobayashi	Corporate Senior Vice President	Corporate Administration Department, Business Organization Reform
Akira Fukushima	Executive Officer	IT Business Headquarters; PFS Department; President, ORIX Computer Systems Corporation; President, ORIX Callcenter Corporation
Hiroshi Nakamura	Executive Officer	Compliance Coordination Office
Shintaro Agata	Executive Officer	Treasury Department
Tetsuo Matsumoto	Executive Officer	Real Estate Business Headquarters; Deputy President, ORIX Real Estate Corporation
Yoshiyuki Yoshizumi	Executive Officer	Real Estate Finance Headquarters
Tadao Saika	Executive Officer	District Sales Headquarters
Hideaki Morita	Executive Officer	Kinki (Osaka) Sales Headquarters
Eiji Mitani	Executive Officer	Tokyo Sales Headquarters
Yoshitaka Matsuno	Executive Officer	International Headquarters
Teruo Isogai	Group Executive	President, ORIX Auto Leasing Corporation
Tamio Umaki	Group Executive	President, ORIX Rentec Corporation
Takafumi Kanda	Group Executive	President, ORIX Credit Corporation; President, ORIX Club Corporation
Yutaka Okazoe	Group Executive	President, ORIX Baseball Club Co., Ltd
Izumi Mizumori	Group Executive	President, ORIX Life Insurance Corporation

Name	Title	Areas of duties

Tsutomu Matsuzaki	Group Executive	President, ORIX Capital Corporation

Employees

      As of March 31, 2003, we had 11,833 full-time employees, compared to 11,271 as of March 31, 2002 and 9,529 as of March 31, 2001. We employ 8,761 staff in Japan, 2,128 staff in Asia and Oceania, 795 staff in America and 149 staff in Europe as of March 31, 2003. We consider our labor relations to be excellent. None of our employees is represented by a union while employees of some of our subsidiaries and affiliates are represented by unions.

      The mandatory retirement age for our employees is 60, and varies for our subsidiaries and affiliates. ORIX announced in June 1999 an early voluntary retirement program which is available to ORIX employees who are at least 54 years old. Employees who take advantage of this program receive their accrued retirement package plus an incentive premium.

      ORIX and some of our subsidiaries have established contributory and non-contributory funded pension plans covering substantially all of their employees other than directors and corporate auditors. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of these payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In addition, up until June 2003, directors and corporate auditors of ORIX and some subsidiaries received lump-sum payments upon termination of their services under unfunded termination plans. These payments were discontinued by ORIX after June 2003. Total provisions (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥5,119 million, ¥6,238 million and ¥7,094 million in the years ended March 31, 2001, 2002 and 2003, respectively.

Share Ownership

      As of March 31, 2003, the directors of the Company directly held an aggregate of 69,172 Shares, representing 0.08% of the total Shares then in issue.

Compensation

      To ensure greater management transparency, we established the executive nomination and compensation committee in June 1999. Its functions included recommending executive remuneration. With the move to a “Company with Committees” board model in June 2003, the committee was replaced with a Nominating Committee and a Compensation Committee. For discussion of these committees, see “Item 6.— Board of Directors.”

      During the year ended March 31, 2003, the executive compensation paid to our directors and corporate auditors, excluding stock options, amounted to approximately ¥500 million in the aggregate. In accordance with customary Japanese business practices, a retiring director or corporate auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. At the shareholders’ meeting held on June 25, 2003, the shareholders approved bonuses for the directors and corporate auditors in the amounts of ¥51 million and ¥7 million, respectively. With the move to a company with committees, ORIX terminated its program for retirement payments on June 25, 2003. In connection with the termination of this system, shareholders approved payments of an aggregate maximum amount of ¥3,250 million to directors and ¥50 million to corporate auditors for the accumulated amounts under these payments. The payments to individual directors and corporate auditors were based on the length of service and remuneration at the time of termination.

      The following table shows the names of Directors, Corporate Executive Officers and Corporate Auditors who received stock options, and the number of shares for which they were granted options, under the 1997, 1998, 1999, 2000, 2001, 2002 and 2003 stock option plans (except warrant plans). Each unit of our shares has one vote. We have not issued any preferred shares. Titles for each individual are as of June 25, 2003.

		1997-2001	2002	2003
Name	Title	stock option plans	stock option plan	stock option plan

Yoshihiko Miyauchi	Chairman and Chief Executive Officer	111,000	21,000	21,000
Yasuhiko Fujiki	President and Chief Operating Officer	45,000	13,000	13,000
Yoshiaki Ishida	Vice Chairman	63,000	10,000	9,500
Shunsuke Takeda	Deputy President and Chief Financial Officer	45,000	9,000	9,000
Katsuo Kawanaka	Deputy President	41,000	8,500	9,000
Hiroaki Nishina	Director and Corporate Executive Vice President	29,000	6,500	7,000
Takeshi Sato	Director and Corporate Senior Vice President	32,000	6,000	6,000
Tatsuya Tamura	Outside Director	2,500	1,500	1,500
Akira Miyahara	Outside Director	2,500	1,500	1,500
Yoshinori Yokoyama	Outside Director		1,500	1,500
Paul Sheard	Outside Director			1,500
Masaaki Yamamoto	Director	600	4,500	4,500
Hiroshi Nakajima	Corporate Executive Vice President	27,500	5,500	6,000
Masahiro Matono	Corporate Senior Vice President	28,000	5,500	5,500
Masaru Hattori	Corporate Senior Vice President	20,500	5,500	5,500
Koichiro Muta	Corporate Senior Vice President	5,000	5,500	5,500
Masaaki Tashiro	Corporate Senior Vice President	18,500	5,000	5,500
Nobuyuki Kobayashi	Corporate Senior Vice President	19,500	4,500	5,000
Akira Fukushima	Executive Officer	14,500	4,500	4,500
Hiroshi Nakamura	Executive Officer	4000	4,500	4,500
Shintaro Agata	Executive Officer	8,000	4,500	4,500
Tetsuo Matsumoto	Executive Officer	4,800	4,500	4,500
Yoshiyuki Yoshizumi	Executive Officer	2,000	4,000	4,500
Tadao Saika	Executive Officer	600	1,800	4,000
Eiji Mitani	Executive Officer	1,800	1,800	4,000
Hideaki Morita	Executive Officer	1,400	1,500	4,000
Yoshitaka Matsuno	Executive Officer		1,500	4,000
Teruo Isogai	Group Executive	34,000	4,500	4,500
Tamio Umaki	Group Executive	13,500	4,500	4,500
Takafumi Kanda	Group Executive	5,000	4,500	4,500
Yutaka Okazoe	Group Executive	600	4,500	4,500
Izumi Mizumori	Group Executive		4,500	4,500
Tsutomu Matsuzaki	Group Executive	2,000	4,000	4,500

      In addition, the following individuals who are no longer corporate auditors or corporate executive officers of ORIX received stock options in previous years.

		1997-2001	2002
	Title as of March 31, 2003	stock option plans	stock option plan

Hirotaka Takeuchi	Standing Corporate Auditor		1,500
Hiroyuki Harada	Corporate Senior Vice President	28,000	5,500
Yoshio Ono	Corporate Executive Officer	26,500	4,500

Stock Option and Warrant Plans

      ORIX has adopted various employee incentive plans. The purpose of ORIX’s stock option and warrant plans is to enhance the awareness of the option holders of the link between management, corporate performance and stock price, and, in this way, improve the business results of ORIX. These plans are administered by the Corporate Administration Department of ORIX. For further discussion of stock-based compensation, see Note 17 in “Item 18. Financial Statements.”

Stock Option Plans

      Our shareholders approved Stock Option Plans at the ordinary general meeting of shareholders in the years from 1997 to 2000 inclusive, under which Shares were purchased from the open market and held by ORIX for transfer to Directors and Corporate Executive Officers and some employees of ORIX upon the exercise of their options. Shareholders also approved Warrant Plans for the years 1998 to 2001, a stock subscription rights plan in 2001 and stock acquisition rights plans in 2002 and 2003.

      Under the 1997 to 1999 Stock Option Plans, the exercise prices of the options were adjusted on April 1, 2000 to reflect the subdivision of each share of common stock into 1.2 Shares, which was implemented on May 19, 2000. Options granted under Stock Option Plans generally expire one year after the termination of the option holder’s service with ORIX.

      At the ordinary general meeting of shareholders in June 2003, ORIX’s shareholders approved the 2003 Stock Acquisition Rights Plan, under which Stock Acquisition Rights of a maximum of 5,700, each convertible into 100 new shares, will be granted to Directors, Corporate Executive Officers and some employees of ORIX and directors, corporate auditors and certain employees of subsidiaries and affiliates.

	Shares to	Exercise price
	be granted	per Share	Option expiration date

1998 Stock Option Plan	146,000	¥7,784	June 26, 2008
1999 Stock Option Plan	145,000	10,393	June 29, 2009
2000 Stock Option Plan	316,700	16,272	June 29, 2010
2001 Stock Subscription Rights Plan	300,900	12,329	June 28, 2011
2002 Stock Acquisition Rights Plan	453,300	7,452	June 26, 2012
2003 Stock Acquisition Rights Plan	570,000	—	June 25, 2013

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

      Under the 1999 Warrant Plans, the exercise prices of the options were adjusted on April 1, 2000 to reflect the subdivision of each share of common stock into 1.2 Shares, which was implemented on May 19, 2000. Warrants granted under the Warrant Plans generally expire one year after the termination of the warrant holder’s service with ORIX.

	Warrants	Exercise price	Warrant
	granted	per Share	expiration date

1999 Warrant Plan	302,484	¥11,278	November 4, 2003
2000 Warrant Plan	126,143	14,090	September 6, 2004
2001 Warrant Plan	124,303	12,329	July 22, 2005

Item 7.     Major Shareholders and Related Party Transactions

Major Shareholders

      The following table shows our major shareholders as of March 31, 2003 registered on our Register of Shareholders. Each unit of our shares has one vote and our major shareholders have no different voting rights. We do not issue any preferred shares.

		Percentage of
	Number of	total Shares
Name	Shares held	in issue

	(thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	10,794	12.79
The Master Trust Bank of Japan, Ltd (Trust Account)	8,110	9.61
State Street Bank and Trust Company	3,487	4.13
The Chase Manhattan Bank, N.A. London SL Omnibus Account	2,984	3.54
Boston Safe Deposit BSDT, Treaty Clients Omnibus	2,918	3.46
The Chase Manhattan Bank, N.A. London	2,684	3.18
Specified Money Trustee Mitsui Asset Trust and Banking Company, Limited	2,368	2.81
UFJ Trust Bank Limited (Trust Account A)	1,608	1.91
The Chase Manhattan Bank 385036	1,589	1.88
Nippon Life Insurance Company	1,437	1.70

      ORIX is not directly or indirectly owned or controlled by any corporations, natural or legal persons severally or jointly. As of March 31, 2003, the percentage of outstanding shares held by overseas corporations and individuals was 39.3%.

      In February 2003, ORIX received from Capital Group International, Inc. (“CGII”) a notice that included a copy of a Schedule 13G filed by CGII and Capital Guardian Trust Company on February 10, 2003 pursuant to Rule 13d-1(b) under the Securities and Exchange Act of 1934 (the “Act”). The notice indicated that neither CGII nor any of its affiliates owned ORIX’s Shares for its own account and that the shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to “beneficially own” 9,906,220 Shares of the Company’s common stock as of December 31, 2002, representing 11.7% of ORIX’s outstanding Shares, of which 6,617,090 Shares, representing 7.8% of ORIX’s outstanding Shares, were held by the Capital Guardian Trust Company. In addition, we received a copy of a filing made by CGII to the Kanto Regional Finance Bureau on January 9, 2003 indicating that CGII held 10,998,310 Shares, representing 13.04% of ORIX’s outstanding Shares.

      In May 2003, we received a copy of a filing made by The Sumitomo Trust & Banking Co., Ltd. (“Sumitomo Trust”) to the Kanto Regional Finance Bureau on May 15, 2003 indicating that Sumitomo Trust held 4,943,700 shares of the Company’s common stock, representing 5.86% of ORIX’s outstanding Shares, as part of Sumitomo Trust’s assets under management.

      In June 2003, we received a copy of a filing made by Mitsui Asset Trust and Banking Company, Limited (“Mitsui Asset Trust”) to the Kanto Regional Finance Bureau on June 13, 2003 indicating that Mitsui Asset Trust held 4,878,600 shares of the Company’s common stock, representing 5.78% of ORIX’s outstanding Shares, as part of Mitsui Asset Trust’s assets under management.

Related Party Transactions

      As of March 31, 2003, no person was the beneficial owner of more than 10% of any class of ORIX’s shares which might give that individual significant influence over the Company. We may enter into transactions with CGII, Mitsui Asset Trust or other potential large investors in the ordinary course of business. There are no material transactions of outstanding loans, including guarantees of any kind made by or proposed to be made by the Company with any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, including directors and senior management of companies and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Item 8.     Financial Information

      All relevant financial statements are attached hereto. See “Item 18. Financial Statements.”

Legal Proceedings

      See Item 4.     “Information on the Company—Legal Proceedings.”

Dividend Policy and Dividends

      See Item 10.     “Additional Information—Dividend Policy and Dividends.”

Significant Changes

      None.

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

      The following table shows the reported high and low sales prices of the Shares on the Tokyo Stock Exchange, excluding off-floor transactions. High and low sales price quotations from the Tokyo Stock Exchange have been translated in each case into dollars per ADS at the Federal Reserve Bank of New York’s noon buying rate on the relevant date or the noon buying rate on the next business day if the relevant date is not a business day.

Tokyo Stock Exchange Price Share

			Translated into
	Price Per Share		US$ per ADS

Calendar period	High	Low	High	Low

1998	¥10,630	¥7,560	$39	$31
1999	24,150	7,200	118	33
2000	24,100	10,280	117	46
2001
First quarter	12,030	8,600	51	35
Second quarter	13,330	9,900	56	39
Third quarter	12,740	8,820	51	38
Fourth quarter	12,200	9,700	49	40
2002
First quarter	12,080	9,340	46	35
Second quarter	11,490	9,190	46	38
Third quarter	9,580	6,700	40	28
Fourth quarter	8,370	6,610	34	27
2003
January	7,830	7,060	33	29
February	7,350	6,510	31	28
March	6,570	5,650	28	24
April	6,180	4,850	26	20
May	5,940	5,290	25	23
June	6,940	5,650	29	24

      In May 2000, ORIX implemented the subdivision of each of common stock registered on its register of shareholders as of March 31, 2000 into 1.2 shares. The per-share prices set forth above have not been adjusted to reflect that subdivision.

New York Stock Exchange

      The ADSs and ADNs are listed on the New York Stock Exchange under the symbol “IX.”

      Two ADSs represent one share. On March 31, 2003, approximately 984,920 ADSs were outstanding. This is equivalent to 492,460 or approximately 0.6% of the total number of shares outstanding on that date. On that date, ADSs were held by 2 record holders, including 1 record holder in the United States holding 984,680 ADSs. The per ADS prices below were not adjusted as a result of the share subdivision mentioned above.

      The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE Price Per ADS

			Average daily
	High	Low	trading volume

Calendar Period	($)	($)	(shares)

1998 (from September 16)	38.38	31.38	579
1999	123.75	30.00	2,967
2000	114.00	46.75	8,167
2001:
First quarter	51.13	37.30	3,645
Second quarter	54.85	39.90	3,916
Third quarter	51.69	38.20	2,619
Fourth quarter	48.75	41.30	3,200
2002:
First quarter	45.80	36.55	2,353
Second quarter	45.31	36.10	2,802
Third quarter	39.65	28.15	2,961
Fourth quarter	33.60	26.50	4,150
2003:
January	33.25	30.24	2,210
February	30.25	27.70	2,126
March	27.70	25.05	2,162
April	25.85	20.70	3,700
May	25.20	22.65	1,276
June	29.00	23.76	4,852

Item 10.     Additional Information

Memorandum and Article of Incorporation

Purposes

      The purposes of the Company are provided in Article 2 of our articles of incorporation and shall be to engage in the following business. (1) Lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types. (2) Lease, purchase and sale, ground preparation, development, maintenance and management of real property. (3) Lending of money, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations and other financial business. (4) Holding, investment in, management, purchase and sale of securities. (5) Holding, management, purchase and sale of mortgage certificates. (6) Business of investment in and sale of commodities, and advisory business in respect of investment in commodities. (7) Acting as an agent for collection of money and for calculation work of enterprises. (8) Manufacture, processing, repair and sale of furniture, interior goods, transport machinery and equipment, etc. (9) Water transport, road transport of cargo and warehousing. (10) Contracting for construction and civil engineering, and design and supervision thereof. (11) Planning, developing, contracting for lease and sale of intangible property rights such as copyrights, industrial property rights, etc. (12) Information services, telecommunication, advertising and publishing business. (13) Management of facilities for sports, lodging, medical treatment and social education, etc.; Management of restaurants and tour business. (14) Conducting of cultural projects, sports, etc. (15) Business of dispatching workers to enterprises. (16) Purchase and sale of antiques. (17) Business relating to the collection, transportation and disposal of ordinary waste products and industrial waste products. (18) Generation of electric power and supply of electricity. (19) Brokerage, agency, investigation and consulting for business relating to any of the preceding items. (20) Non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and business related to soliciting life insurance. (21) Investment advisory business relating to real estate, securities and other financial assets. (22) Engaging in trust, banking and credit management and collection business operations, as a result of the acquisition of shares in a company engaged in those activities. (23) Any and all business related to any of the preceding items.

Directors and Board of Directors

      There shall be no less than three directors of the Company (Article 19). Directors shall be elected at a general meeting of shareholders. In the case of the above election, shareholders representing not less than one third (1/3) of the number of voting rights of all shareholders shall attend such meeting. In the case of election of directors, cumulative voting shall not be used (Article 20). The term of office of a director shall expire upon conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within one year after a director assumes his or her office (Article 21). Resolutions of the Board of Directors shall be adopted by a majority of the directors present at a meeting attended by a majority of the directors (Article 24). Remuneration of directors shall be determined by resolution of the Compensation Committee (Article 26).

Board Committees

      The Company shall establish the Nominating Committee, the Audit Committee and the Compensation Committee (“Board Committees”) (Article 27). Each Board Committee shall be composed of three or more directors. The majority of members of each Board Committee shall be outside directors who are not executive officers of the Company. No member of the Audit Committee shall be an executive officer, manager or other employee of the Company or any of its subsidiaries (including consolidated subsidiaries provided in Article 1-2, Paragraph 4 of the Law Regarding Exceptional Rules of Commercial Code) nor shall any member of the Audit Committee be a director involved in the business of a subsidiary (Article 28). Members of Board Committees shall be elected at a Board of Directors’ meeting (Article 29).

Shares

      The Company does not issue any preferred stock. Cash dividends shall be paid to shareholders or registered pledgees last of record on the Register of Shareholders and the Register of Substantial Shareholders as of the closing of accounts for each fiscal year. With respect to the first cash dividends on shares issued upon requests for conversion of convertible bonds, such conversions shall be deemed to have been made at the beginning of the fiscal year during which such requests for conversion have been made, and the cash dividends shall be paid accordingly. Cash dividends shall bear no interest and if they have not been received within three years from the day of commencement of payments, they shall belong to the Company (Article 37). Unless otherwise provided for by law or ordinance or the Company’s Articles of Association, resolutions of general meetings of shareholders shall be adopted by a majority of votes of shareholders present at the meetings (Article 16). Unless otherwise provided for by law or ordinance, each shareholder shall have one vote for each unit.

General Meeting of Shareholders

      The ordinary general meeting of shareholders shall be held in June of each year and extraordinary general meeting of shareholders shall be held whenever necessary. Notices for calling of an ordinary general meeting of shareholders and an extraordinary general meeting of shareholders shall be dispatched at least two weeks prior to the date set for such meetings (Article 13). General meetings of shareholders shall be called by a representative executive officer pursuant to a resolution of the Board of Directors (Article 14).

Material Contracts

      We have no material contracts aside from those entered in our ordinary course of business.

Foreign Exchange and Other Regulations

Foreign Exchange

      The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder (the “Foreign Exchange Regulations”) govern certain aspects relating to the issue and sale of Shares by us or the sale of Shares by us and the acquisition and holding of Shares by “exchange non-residents” and by “foreign investors” (as hereinafter defined). The Foreign Exchange Regulations as currently in effect do not affect transactions between exchange non-residents to purchase or sell Shares outside Japan for non-Japanese currencies.

      “Exchange non-residents” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branch and other offices located within Japan of non-resident corporations are regarded as exchange residents of Japan and branch and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents of Japan. “Foreign investors” are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations not less than 50% of the total voting rights of which are held, directly or indirectly, by (i) and/or (ii) or a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

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

      In general, the acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange or traded in any over-the-counter market in Japan by an exchange non-resident of Japan from an exchange resident of Japan may be made without any restriction, except as mentioned below. However, a report by the relevant exchange resident of Japan to the Minister of Finance must be filed following the transfer of shares to an exchange non-resident of Japan, unless the consideration for such transfer is ¥100 million or less or such transfer if made through a bank, securities company or financial future trader licensed under the relevant Japanese laws.

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

Other Regulations

      The Securities and Exchange Law requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter markets in Japan, to file with the Minister of Finance within five business days a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon his exchange of exchangeable securities or exercise of Stock Acquisition Rights are taken into account in determining both the size of his holding and the issuer’s total issued share capital. Copies of each report must be furnished to the issuer of such shares and to all Japanese stock exchange on which the shares are listed or, in the case of shares traded over-the-counter, the Japan Securities Dealers Association.

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

      The following table shows the amount of dividends paid by ORIX in each of the fiscal years indicated, which amounts are translated into U.S. dollars per ADS at the noon buying rate on each of the dates of the ordinary general meetings of shareholders. Since the share division was implemented in May 2000 after the record date for annual dividends, the amount of dividends for the fiscal year ending March 31, 2000 was not adjusted to reflect the share division.

		Translated into
	Dividend	dollar per
Year ending	per Share	ADS

March 31, 1999	¥15.00	$0.07
March 31, 2000	15.00	0.07
March 31, 2001	15.00	0.06
March 31, 2002	15.00	0.06
March 31, 2003	15.00	0.06

      In consideration of the long downward trend in the dividend payout ratio and discussions in Japan and overseas concerning the taxation of dividends, shareholders approved a resolution on June 25, 2003 at the general annual meeting of shareholders to raise our dividend to ¥25.00 from the level of ¥15.00 yen, which had been maintained for 13 years since the fiscal year ended March 31, 1990. This dividend will be paid to shareholders of record as of March 31, 2003. We believe we should use retained earnings mainly to invest in new growth opportunities as we strive to achieve returns for shareholders by increasing our corporate value over the long run. This basic dividend policy has not changed even though we have increased our dividend for the year ended March 31, 2003.

      We currently intend to continue to pay annual cash dividends on the shares. In the future, however, we may decide not to pay dividends for any of the following reasons:

•	in response to a decline in our earnings or financial condition;

•	to permit us to increase our assets;

•	to maintain our debt-to-equity ratios at a desired level; or

•	if any of our lenders with the right to review our dividend plan and approve our payment of dividends objects to a planned dividend.

      Dividends paid to U.S. holders of shares or ADSs are generally reduced by a Japanese withholding tax at the maximum rate of 15%.

Taxation

Japanese Taxation

      The following is a summary of the principal Japanese tax consequences for owners of the Notes, ADNs, Shares or ADSs who are non-resident individuals of Japan or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable (“non-resident Holders”). The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as:

•	to the overall tax consequences of the acquisition, ownership and disposition of Notes, ADNs, Shares or ADSs, including specifically the tax consequences under Japanese law,

•	the laws of the jurisdiction of which they are resident, and

•	any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

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

•	non-resident Holders generally would be entitled to receive additional amounts, and

•	we would be entitled to redeem the debt securities.

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

      We will pay the Japanese stamp duty tax imposed upon the issuance of shares of common stock registered in the name of the custodian and the delivery of the shares to the custodian’s agent.

Shares

      Generally, a non-resident Holder is subject to Japanese withholding tax on dividends on Shares paid by us. Stock splits are not subject to Japanese income or corporation tax.

      Pursuant to the amendment to the Special Taxation Measures Law, in effect since April 1, 2003, the Japanese withholding tax rate applicable to dividends on Shares paid to non-resident Holders by us is 15%; provided, however, that this tax rate is reduced to 10% for the period from April 1, 2003 to December 31, 2003 and 7% for the period from January 1, 2004 to March 31, 2008. Japan has entered into income tax treaties, conventions and agreements where this withholding tax rate is, in some cases, reduced to a lower percentage for portfolio investors. Non-resident Holders in the countries who are entitled to this reduced Japanese withholding tax rate are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before the payment of dividends. A standing proxy for a non-resident Holder may provide such application service. Non-resident Holders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

      Gains derived from the sale outside Japan of Shares, or from the sale of Shares within Japan by a non-resident Holder, are, in general, not subject to Japanese income or corporation taxes.

      Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired Shares as legatee, heir or done.

U.S. Taxation

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

      This discussion does not describe all of the tax consequences that may be relevant to a holder in light of their particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding Notes, ADNs, Shares or ADSs as part of a hedge;

•	persons whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	persons owning 10% or more of the common stock of the Company; or

•	persons carrying on a trade or business in Japan through a permanent establishment.

      This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this annual report may affect the tax consequences described herein.

      As used herein, the term “United States Holder” means a beneficial owner of Notes, ADNs, Shares or ADSs that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of our source.

      We believe that we will be considered a passive foreign investment company (a “PFIC”) for United States federal income tax purposes in the year to which this annual report relates and for the foreseeable future by reason of the composition of our assets and the nature of our income.

      Persons considering the purchase of Notes, ADNs, Shares or ADSs should consult their tax advisors with regard to the PFIC rules described below as well as the application of other United States federal income tax laws relevant to their particular situations and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Notes or ADNs

      A United States Holder who uses the cash method of accounting and who receives a payment of stated interest on a Note or ADN in Japanese yen will be required to include in income the U.S. dollar value of the yen payment (determined based on a spot rate on the date the payment is received by the holder or the depositary in the case of ADNs) regardless of whether the payment is in fact converted to U.S. dollars at that time, and this U.S. dollar value will be the United States Holder’s tax basis in the yen.

      In the case of an accrual method taxpayer, a United States Holder will be required to include in income the U.S. dollar value of the amount of interest income that has accrued during an accrual period. The U.S. dollar value of the accrued income will be determined by translating the income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. The United States Holder will recognize ordinary income or loss with respect to accrued interest income on the date the income is actually received by the holder (or the depositary in the case of ADNs). The amount of ordinary income or loss recognized will equal the difference between the U.S. dollar value of the yen payment received (determined based on a spot rate on the date the payment is received by the holder, in the case of Notes, or the depositary, in the case of ADNs) in respect of the accrual period (or, where a holder receives U.S. dollars, the amount of the payment in respect of the accrual period) and the U.S. dollar value of interest income that has accrued during the accrual period (as determined above). Rules similar to these rules apply in the case of a cash method taxpayer required to currently accrue market discount.

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

      If a United States Holder purchases a Note or ADN for an amount that is less than its stated redemption price at maturity the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless this difference is less than a specified de minimis amount. A United States Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Note or ADN as ordinary income to the extent of the market discount accrued on the Note or ADN at the time of the payment or disposition unless this market discount has been previously included in income by the holder pursuant to an election by the holder to include market discount in income as it accrues, or pursuant to a constant yield election by the holder. If the Note or ADN is disposed of in certain nontaxable transactions (not including its conversion into common stock), accrued market discount will be includible as ordinary income to the holder as if such holder had sold the Note or ADN in a taxable transaction at its then fair market value. In addition, the holder may be required to defer, until the maturity of the Note or ADN or its earlier disposition (including certain nontaxable transactions, but not including its conversion into common stock), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such Note or ADN.

      A United States Holder of a Note or ADN whose purchase price for the Note or ADN exceeds its stated redemption price at maturity will be considered to have purchased the Note or ADN with “amortizable bond premium” equal to such excess (reduced as set forth in the following sentence). For purposes of calculating the amortizable bond premium only, a United States Holder’s purchase price of the Note or ADN is reduced by an amount equal to the value of the option to convert the Note or ADN into common stock; the value of this conversion option may be determined under any reasonable method. A United States Holder may elect to amortize this premium (as an offset to interest income), using a constant-yield method, over the remaining term of the Note or ADN. The election, once made, generally applies to all bonds held or subsequently acquired by the United States Holder on or after the first day of the first taxable year to which the election applies and is revocable only with the consent of the Internal Revenue Service. A United States Holder that elects to amortize the premium must reduce its tax basis in the Note or ADN by the amount of the premium amortized during its holding period. With respect to a United States Holder that does not elect to amortize bond premium, the amount of bond premium will be included in the United States Holder’s tax basis when the Note or ADN matures or is disposed of by the United States Holder. Therefore, a United States Holder that does not elect to amortize the premium and that holds the Note or ADN to maturity will be required to treat the premium as a capital loss when the Note or ADN matures.

      Market discount and amortizable bond premium on a Note or ADN are to be determined in yen. Where the United States Holder elects to include market discount in income currently, the amount of market discount will be determined for any accrual period in yen and then translated into U.S. dollars on the basis of the average rate in effect during the accrual period. Exchange gain or loss realized with respect to such accrued market discount shall be determined in accordance with the rules relating to accrued interest described above.

      If an election to amortize bond premium is made, amortizable bond premium taken into account on a current basis shall reduce interest income in units of yen. Exchange gain or loss is realized on amortized bond premium with respect to any period by treating the portion of the bond premium amortized in the period in the same manner as on the sale, exchange or retirement of the Note or ADN. Any exchange gain or loss will be ordinary income or loss as described below. Any loss realized on the sale, exchange or retirement of a Note or ADN with amortizable bond premium by a United States Holder who has not elected to amortize the premium will be a capital loss to the extent of the bond premium.

      Interest income will be foreign source income for foreign tax credit purposes. The limitation on foreign tax eligible for credit is calculated separately for specific classes of income. For this purpose, interest income will generally be “passive income” or, for certain holders, “financial services income.”

      A United States Holder’s tax basis in a Note or ADN, and the amount of any subsequent adjustment to the holder’s tax basis, will be the U.S. dollar value of the yen amount paid for the Note or ADN, or of the yen amount of the adjustment, determined on the date of purchase.

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

      Any gain or loss realized by these Holders in excess of the foreign currency gain or loss will be treated in the manner described below under “PFIC Rules,” except to the extent of any accrued market discount not previously included in the Holder’s income.

      A United States Holder’s conversion of a Note or ADN into Shares or ADSs will generally not be a taxable event, except for (i) the receipt of cash in lieu of a fractional share, which will result in gain or loss (measured by the difference between the cash received in lieu of the fractional share and the United States Holder’s tax basis in the fractional share), and (ii) foreign currency gain or loss to the extent of the amount of the total gain or loss otherwise realized on the conversion. Gain or loss recognized with respect to cash paid in lieu of fractional shares will be treated in the manner described below under “PFIC Rules.”

      A United States Holder’s tax basis in Shares or ADSs received upon a conversion of a Note or ADN will be the same as the United States Holder’s basis in the Note or ADN at the time of conversion, reduced by any basis allocated to a fractional share and increased or reduced by any foreign currency gain or loss recognized on the conversion. The United States Holder’s holding period for the Shares or ADSs received will include the holder’s holding period for the Note or ADN converted.

      If we were to make a distribution of property to shareholders (for example, distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for our Shares or ADSs) and the conversion price of the Notes or ADNs were decreased pursuant to the anti-dilution provisions of the Notes and ADNs, such decrease would be deemed to be a taxable distribution to the United States Holder. In addition, any other decrease to the conversion price of the Notes or ADNs may, depending on the circumstances, be deemed to be a taxable distribution to the United States Holder. In certain circumstances, the failure to make an adjustment of the conversion price may result in a taxable distribution to holders of our Shares and ADSs.

      United States Holders are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the ownership and disposition of Notes or ADNs in their particular circumstances, including the possible application of the market discount, acquisition premium and amortizable bond premium rules.

PFIC Rules

      If, as expected, we are treated as a PFIC for any year during a United States Holder’s holding period of the Shares or ADSs, and the United States Holder has not made the mark-to-market election for the Shares or ADSs as described below, the holder will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of Shares or ADSs, including, under proposed Treasury regulations, a disposition pursuant to an otherwise tax-free reorganization, gain recognized by a United States Holder would be allocated ratably over its holding period for the Shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for such year, as appropriate, and an interest charge would be imposed on tax liability allocated to such taxable year. Under proposed Treasury regulations that have a proposed retroactive effective date, comparable rules apply with respect to a disposition of Notes or ADNs (other than a conversion of such Notes or ADNs into Shares or ADSs) including if we pay holders cash in lieu of Shares that we are prohibited from delivering. Further, any distribution in respect of Shares or ADSs in excess of 125 percent of the average of the annual distributions on Shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, would be subject to taxation as described above with respect to the sale or other disposition of Shares.

      If the Shares or ADSs are considered regularly traded on a “qualified exchange,” a United States Holder of Shares or ADSs would be eligible to make a mark-to-market election. A “qualified exchange” includes the NYSE and a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service (“IRS”) has not yet identified specific foreign exchanges that are “qualified” for this purpose.

      If a United States Holder is eligible and makes the mark-to-market election, the United States Holder will include each year, as ordinary income, the excess, if any, of the fair market value of the Shares or ADSs at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a United States Holder validly makes the election, the holder’s basis in the Shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Shares or ADSs will be treated as ordinary income.

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

Backup Withholding and Information Reporting

      Information returns may be filed with the IRS in connection with payments of dividends on the Shares or ADSs and payments of interest on the Notes or ADNs and on the proceeds from a sale or other disposition of Shares, ADSs, Notes or ADNs. A United States Holder, other than exempt recipients such as all corporations, will be subject to United States backup withholding tax on these payments if the United States Holder fails to provide our taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is furnished to the IRS.

Documents on Display

      Our annual reports, news releases and interim results are displayed in our home page (URL: www.orix.co.jp).

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Derivatives and Other Financial Instruments

      We engage in a number of derivative transactions such as interest rate and currency swaps and, interest rate cap, floor and collar transactions. We engage in these transactions principally for hedging purposes. ORIX establishes market risk management regulations determined by the Investment and Credit

Committee, and each of its subsidiaries that engages in derivatives transactions has established market risk management parameters. Based on those parameters, the object of the risks which should be managed and the types of hedging methods are clarified, while an internal check system has been established to separate the functions of departments responsible for execution, hedging effectiveness evaluation, and related administration tasks. Departments executing transactions calculate the fair market values of transactions with individual counterparties and transactions with counterparties of given credit ratings, and the types of hedging methods employed. In addition, these departments make other calculations as part of a management system capable of responding rapidly to sharp market changes and other unanticipated developments. We perform hedging effectiveness checks to ensure that the types of hedging methods employed are appropriate and, periodically or when necessary, evaluate the effectiveness of the hedging methods. Working in cooperation with banks and other outside entities, administrative management undertakes checks of all transactions. In addition, each company that uses derivatives prepares quarterly reports on its transactions that include the notional principal, fair market value, hedging method, and hedging effectiveness associated with each type of transaction and each counterparty. These reports are then presented to ORIX’s Treasury Department and Compliance Coordination Office. The Treasury Department uses these reports to manage derivatives for ORIX and its subsidiaries as a whole, while the Compliance Coordination Office inspects derivatives-related accounts and performs checks to ensure that internal rules are observed.

Market Risks

      Our primary market risk exposures are to interest rate fluctuations, foreign exchange rate movements and changes in market prices for equity securities. We seek to manage market risk exposures as described under “Item 5. Operating and Financial Review and Prospects— Risk Management.”

      Our interest income is exposed to the risk of decreases in market interest rates. Decreases in market interest rates reduce interest income from:

•	floating rate installment loans;

•	investment securities yielding a floating rate of return; and

•	interest rate swaps in which we receive a floating rate of interest.

      Our most significant exposure of this kind is to installment loans bearing a floating rate of interest. Most of our floating-rate installment loans and short-term investments are denominated in yen and are therefore exposed to the risk of changes in market rates of interest for financial obligations denominated in yen.

      Our interest expense is exposed to the risk of increases in market interest rates. Increases in market interest rates increase interest expense from:

•	short-term debt;

•	floating rate long-term debt; and

•	interest rate swaps in which we pay a floating rate of interest.

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

      We have foreign-currency denominated assets and liabilities, and engage in foreign-currency denominated transactions. Although we generally seek to match the currencies in which our assets and liabilities are denominated, in certain situations the currencies are not matched. Consequently, our profits from foreign currency denominated transactions and shareholders’ equity are exposed to foreign exchange rate risks if that foreign currency denominated investments are not hedged. These risks include:

•	changes in the yen equivalent amounts of income or expenses from transactions denominated in foreign currencies; and

•	revaluation of assets and liabilities denominated in foreign currencies or reflected in the financial statements of subsidiaries whose functional currencies are other than yen.

      We have a portfolio of equity securities, principally Japanese listed common stocks. Our shareholders’ equity and net income are exposed to the risk of changes in market prices for these securities.

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

      The following quantitative information about the market risk of our financial instruments does not include information about financial instruments to which the requirements under FASB Statement No. 107 do not apply, such as investment in direct financing leases, investment in operating leases, and insurance contracts. As a result, the following information does not present all the risk of our financial instruments. We choose to present in tabular form our interest risk exposure, and provide a sensitivity analysis, which presents potential losses in future earnings and potential reductions in fair value in marketable securities resulting from hypothetical changes in exchange rates and equity market prices to show our foreign currency exchange rate and equity market prices exposure. We omitted the disclosure for trading purpose financial instruments because the amount is immaterial.

      The table of interest rate sensitivity for non-trading financial instruments summarizes installment loans, interest-bearing bonds and long-and short-term debt. These instruments are further classified as fixed rate and floating rate. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. For interest swaps of derivative financial instruments, the estimated notional principal amounts for each contractual period and the weighted average interest swap rates are disclosed. The average interest rates of financial instruments as of the end of fiscal 2003 are: 4.7% for installment loans, 3.2% for interest-bearing bonds, 1.2% for long-and short-term debt and 0.5% for deposits. The average payment rate of interest rate swaps is 3.1% and the average receipt rate is 1.5%. There is no material change in the balance and the average interest rate of financial instruments. The average interest rates of financial instruments as of the end of fiscal 2002 are: 5.2% for installment loans, 4.1% for interest-bearing bonds, 1.2% for long-and short-term debt and 0.6% for deposits. The average payment rate of interest rate swaps is 3.4% and the average receipt rate is 1.8%.

      The following tables contain quantitative information concerning the interest rate risk of ORIX’s financial instruments.

Interest Rate Sensitivity

Non-Trading Financial Instruments

	Expected maturity date							March 31, 2002
								estimated
	2003	2004	2005	2006	2007	Thereafter	Total	fair value

	(In millions of yen)
Assets
Installment loans (fixed rate)	¥300,230	¥94,034	¥92,726	¥84,003	¥68,256	¥145,741	¥784,990	¥805,392
Average interest rate	6.9%	7.8%	7.9%	8.5%	8.3%	8.3%	7.7%
Installment loans (floating rate)	¥316,128	¥223,430	¥174,037	¥169,467	¥169,237	¥435,991	¥1,488,290	¥1,488,290
Average interest rate	4.8%	3.6%	4.0%	4.1%	3.8%	3.4%	3.9%
Investment in securities (fixed rate)	¥57,432	¥112,997	¥82,682	¥66,664	¥48,110	¥282,452	¥650,337	¥651,861
Average interest rate	2.1%	1.7%	2.7%	2.7%	3.7%	6.1%	4.0%
Investment in securities (floating rate)	¥7,437	¥5,524	¥1,403	¥1,398	¥115	¥10,019	¥25,896	¥26,268
Average interest rate	3.2%	14.7%	2.0%	3.8%	2.2%	3.6%	5.8%
Liabilities
Short-term debt	¥1,644,462	—	—	—	—	—	¥1,644,462	¥1,644,462
Average interest rate	1.0%	—	—	—	—	—	1.0%
Deposits	¥145,855	¥27,603	¥17,979	¥9,960	¥23,846	—	¥225,243	¥227,768
Average interest rate	0.4%	0.8%	0.7%	1.4%	0.9%	—	0.6%
Long-term debt (fixed rate)	¥468,940	¥375,080	¥327,247	¥297,614	¥161,564	¥93,009	¥1,723,454	¥1,746,712
Average interest rate	2.9%	2.3%	2.0%	1.5%	1.0%	3.2%	2.2%
Long-term debt (floating rate)	¥208,155	¥240,400	¥280,347	¥159,772	¥148,557	¥49,176	¥1,086,407	¥1,086,407
Average interest rate	2.0%	1.7%	1.0%	0.8%	0.8%	1.4%	1.3%

	Expected maturity date							March 31, 2003
								estimated
	2004	2005	2006	2007	2008	Thereafter	Total	fair value

	(In millions of yen)
Assets
Installment loans (fixed rate)	¥279,857	¥105,128	¥86,526	¥66,251	¥63,339	¥179,111	¥780,212	¥796,603
Average interest rate	5.7%	7.6%	9.0%	9.0%	8.5%	5.4%	6.8%
Installment loans (floating rate)	¥336,190	¥212,495	¥195,417	¥187,247	¥145,354	¥431,123	¥1,507,827	¥1,507,827
Average interest rate	4.9%	3.0%	3.3%	2.7%	4.2%	3.2%	3.6%
Investment in securities (fixed rate)	¥121,073	¥60,762	¥81,145	¥44,713	¥8,985	¥161,379	¥478,057	¥477,880
Average interest rate	1.5%	1.7%	2.3%	3.4%	6.4%	5.1%	3.1%
Investment in securities (floating rate)	¥4,018	¥240	¥982	¥2,332	¥1,069	¥22,595	¥31,236	¥31,555
Average interest rate	2.1%	3.7%	3.6%	6.5%	2.5%	5.8%	5.0%
Liabilities
Short-term debt	¥1,120,434	—	—	—	—	—	¥1,120,434	¥1,120,434
Average interest rate	0.9%	—	—	—	—	—	0.9%
Deposits	¥166,830	¥26,143	¥23,710	¥22,911	¥22,873	—	¥262,467	¥265,662
Average interest rate	0.4%	0.6%	0.9%	0.9%	0.8%	—	0.5%
Long-term debt (fixed rate)	¥504,462	¥362,024	¥324,313	¥237,944	¥116,339	¥171,920	¥1,717,002	¥1,739,927
Average interest rate	2.0%	2.0%	1.3%	1.0%	1.4%	2.3%	1.7%
Long-term debt (floating rate)	¥266,590	¥351,201	¥276,131	¥184,610	¥47,865	¥13,214	¥1,139,611	¥1,139,611
Average interest rate	1.0%	0.9%	0.9%	0.8%	0.6%	1.6%	0.9%

Non-Trading Derivative Financial Instruments

	Expected maturity date							March 31, 2002
								estimated
	2003	2004	2005	2006	2007	Thereafter	Total	fair value

	(In millions of yen)
Interest rate swaps
Notional amount (floating to fixed)	¥47,635	¥95,446	¥81,393	¥137,125	¥19,311	¥19,505	¥400,415	¥(13,934)
Average pay rate	3.9%	3.3%	3.4%	4.6%	3.6%	5.0%	3.9%
Average receive rate	1.9%	1.5%	1.3%	1.1%	1.5%	2.0%	1.4%
Notional amount (fixed to floating)	¥17,909	¥15,453	¥34,523	¥10,830	¥2,500	¥500	¥81,715	¥4,608
Average pay rate	0.3%	1.2%	0.6%	0.2%	1.9%	0.5%	0.6%
Average receive rate	2.1%	4.3%	4.1%	2.9%	1.9%	0.5%	3.5%

			March 31, 2002
	Notional	Weighted average	estimated
	amount	strike rate	fair value

			(In millions
			of yen)

Caps, floors and collars held	31,258	5.5%	(29)

	Expected maturity date							March 31, 2003
								estimated
	2004	2005	2006	2007	2008	Thereafter	Total	fair value

	(In millions of yen)
Interest rate swaps
Notional amount (floating to fixed)	¥96,436	¥85,165	¥130,743	¥19,770	¥14,298	¥22,574	¥368,985	¥(17,387)
Average pay rate	3.0%	3.5%	4.4%	2.8%	3.1%	4.1%	3.7%
Average receive rate	1.4%	1.2%	0.7%	1.1%	0.6%	1.1%	1.0%
Notional amount (fixed to floating)	¥40,394	¥28,000	¥10,830	¥2,500	—	¥8,500	¥90,223	¥2,956
Average pay rate	0.4%	0.1%	0.2%	0.2%	—	2.9%	0.5%
Average receive rate	2.9%	4.0%	2.9%	1.2%	—	4.4%	3.3%

			March 31, 2003
	Notional	Weighted average	estimated
	amount	strike rate	fair value

			(In millions
			of yen)

Caps, floors and collars held	30,462	3.6%	(18)

      Although we have a foreign currency transaction policy of basically keeping the same balance of foreign currency denominated assets and liabilities, there at times may be a small amount of net exposure to foreign currency exchange risk. We were exposed to exchange risk mainly when our investment is primarily denominated in the local currency of Indonesia or other Asian countries and the source of our funding is U.S. dollar debt at the end of fiscal 2002. When the currencies depreciate against the U.S. dollar, we incur foreign currency transaction losses. Most of the net liabilities denominated in U.S. dollars of an Indonesian subsidiary, which had previously been sensitive to fluctuations in the exchange rate between the rupiah and the U.S. dollar, were fully hedged using foreign currency swap agreements and foreign exchange forward contracts in fiscal 2003. Furthermore we are also exposed to exchange rate risk from certain investments denominated in U.S. dollars and funded in euros. When the euro appreciates against the U.S. dollar, we incur foreign currency translations losses. However, the foreign currency translation losses thereof are hedged by operating cash flows denominated in euro over the operating period of the investments.

      We identified all positions subject to a change in the value of the foreign currency and calculated the potential loss in future earnings resulting from several hypothetical scenarios of 10% changes in related currencies. For the Indonesian Rupiah, we used a 60% change, taking into consideration the recent fluctuation in the value of the currency at the end of fiscal 2002. The largest loss results from the scenario at the end of fiscal 2002 that both the U.S. dollar and the Japanese yen appreciate against other currencies. The largest loss results from the scenario at the end of fiscal 2003 that the Singapore dollar depreciates, and the euro appreciates, against the Japanese yen and the U.S. dollar. Based on this scenario, the exchange losses in future earnings are ¥2,885 million at the end of fiscal 2002 and ¥1,399 million at the end of fiscal 2003.

      We have marketable equity securities which are subject to price risk arising from changes in their market prices. Most of these securities are held for non-trading purposes and are classified as available-for-sale securities. The marketable equity securities classified as trading securities amounted to ¥6 million yen as of March 31, 2003, and are excluded from the following table as immaterial. A ten percent uniform upward and downward movement in stock prices is assumed for calculating the fair value sensitivity of our equity securities. The following table shows the sensitivity of our investments to changes in equity prices as of March 31, 2002 and 2003.

As of March 31, 2002

-10%	±0%	+10%

(In millions of yen)
¥(5,851)	¥0	¥5,851

As of March 31, 2003

-10%	±0%	+10%

(In millions of yen)
¥(3,948)	¥0	¥3,948

Item 12.     Description of Securities Other than Equity Securities

      Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

      None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

      In May 2000, ORIX implemented the subdivision of each share of common stock registered on its register of shareholders as of March 31, 2000 into 1.2 shares.

Item 15.     Controls and Procedures

      Within 90 days prior to the date of this annual report, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

      There have been no significant changes in the Company’s internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.

Item 16.     [Reserved]

PART III

Item 17.     Financial Statements

      ORIX has elected to provide financial statements and related information pursuant to Item 18.

Item 18.     Financial Statements

      The consolidated financial statements of ORIX and the report thereon by its independent auditors listed below are attached hereto as follows:

(a)	Consolidated Balance Sheets as of March 31, 2002 and 2003 (page F-3)

(b)	Consolidated Statements of Income for the years ended March 31, 2001, 2002 and 2003 (page F-4)

(c)	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2001, 2002 and 2003 (page F-5)

(d)	Consolidated Statements of Cash Flows for the years ended March 31, 2001, 2002 and 2003 (page F-6)

(e)	Notes to Consolidated Financial Statements (page F-7 to F-60)

(f)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-61)

Item 19.     Exhibits

      1.1   Amended Articles of Incorporation of ORIX Corporation.

12.	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of ORIX Corporation:

      We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2003, expressed in Japanese yen. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

      As discussed in Note 1 to the consolidated financial statements, the Company and its subsidiaries have adopted new accounting pronouncements resulting in changes in the way certain transactions are accounted for. As of April 1, 2001, the Company and its subsidiaries changed their method of accounting for derivative instruments and hedging activities. The method for accounting for goodwill and intangible assets resulting from business combinations was changed with respect to combinations consummated after June 30, 2001. As of April 1, 2002, the Company and its subsidiaries changed the accounting for unamortized deferred credits and goodwill resulting from prior business combinations and equity method investments.

      The accompanying consolidated financial statements as of and for the year ended March 31, 2003 have been translated into United States dollars solely for the convenience of the readers. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Japanese Yen have been translated into United States dollars on the basis set forth in Note 1 (z).

KPMG

Tokyo, Japan
May 8, 2003

CONSOLIDATED BALANCE SHEETS

ORIX Corporation and Subsidiaries                As of March 31, 2002 and 2003

			Millions of
	Millions of yen		U.S. dollars

ASSETS	2002	2003	2003

Cash and Cash Equivalents	¥354,748	¥204,677	$1,703
Restricted Cash	20,189	18,671	155
Time Deposits	1,050	1,184	10
Investment in Direct Financing Leases	1,658,669	1,572,308	13,081
Installment Loans	2,273,280	2,288,039	19,035
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(152,887)	(133,146)	(1,108)
Investment in Operating Leases	474,491	529,044	4,401
Investment in Securities	861,336	677,435	5,636
Other Operating Assets	260,373	101,481	844
Investment in Affiliates	86,346	144,974	1,206
Other Receivables	124,022	146,650	1,220
Advances	158,089	119,645	995
Prepaid Expenses	37,406	41,494	345
Office Facilities	76,987	77,043	641
Other Assets	116,120	141,568	1,179

	¥6,350,219	¥5,931,067	$49,343

			Millions of
	Millions of yen		U.S. dollars

LIABILITIES AND SHAREHOLDERS’ EQUITY	2002	2003	2003

Short-Term Debt	¥1,644,462	¥1,120,434	$9,321
Deposits	225,243	262,467	2,184
Trade Notes, Accounts Payable and Other Liabilities	244,871	252,453	2,100
Accrued Expenses	92,266	82,012	682
Policy Liabilities	602,664	608,553	5,063
Income Taxes:
Current	11,544	34,869	290
Deferred	141,532	128,842	1,072
Deposits from Lessees	75,268	79,366	660
Long-Term Debt	2,809,861	2,856,613	23,766

Total liabilities	5,847,711	5,425,609	45,138

Commitments and Contingent Liabilities
Shareholders’ Equity:
Common stock:
Authorized 259,000,000 shares
Issued 84,303,985 shares in 2002 and 84,365,914 shares in 2003	51,854	52,067	433
Additional paid-in capital	69,823	70,002	582
Retained Earnings:
Legal reserve	2,220	2,220	18
Retained earnings	400,175	429,163	3,571
Accumulated other comprehensive loss	(13,440)	(39,747)	(330)
Treasury stock, at cost:
657,519 shares in 2002 and 672,905 shares in 2003	(8,124)	(8,247)	(69)

	502,508	505,458	4,205

	¥6,350,219	¥5,931,067	$49,343

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

ORIX Corporation and Subsidiaries                For the Years Ended March 31, 2001, 2002 and 2003

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

Revenues:
Direct financing leases	¥122,003	¥121,914	¥122,928	$1,023
Operating leases	113,478	120,807	127,608	1,062
Interest on loans and investment securities	109,448	121,962	131,590	1,095
Brokerage commissions and net gains on investment securities	12,055	18,367	10,857	90
Life insurance premiums and related investment income	158,314	152,333	138,511	1,152
Residential condominium sales	36,928	58,078	71,165	592
Interest income on deposits	2,520	1,374	526	4
Other operating revenues	31,403	63,627	80,460	670

Total revenues	586,149	658,462	683,645	5,688

Expenses:
Interest expense	109,289	90,348	71,990	599
Depreciation— operating leases	68,316	77,047	80,565	670
Life insurance costs	143,709	139,786	125,684	1,046
Costs of residential condominium sales	32,078	49,517	60,769	506
Other operating expenses	11,502	29,614	41,359	344
Selling, general and administrative expenses	101,156	126,316	144,271	1,200
Provision for doubtful receivables and probable loan losses	44,584	51,367	54,706	455
Write-downs of long-lived assets	4,090	2,716	50,682	422
Write-downs of securities	10,848	19,742	14,325	119
Foreign currency transaction loss (gain), net	3,429	(1,360)	1,211	10

Total expenses	529,001	585,093	645,562	5,371

Operating Income	57,148	73,369	38,083	317
Equity in Net Income (Loss) of Affiliates	29	(449)	6,203	51
Gain on Sales of Affiliates	2,059	119	2,002	17

Income before Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	59,236	73,039	46,288	385
Provision for Income Taxes	25,079	32,903	21,196	176

Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle	34,157	40,136	25,092	209

Extraordinary Gain, net of applicable tax effect	—	—	3,214	27
Cumulative Effect of a Change in Accounting Principle, net of applicable tax effect	—	133	1,937	16

Net Income	¥34,157	¥40,269	¥30,243	$252

	Yen			U.S. dollars

Amounts per Share of Common Stock:
Income before Extraordinary Gain and Cumulative Effect of a Change in Accounting Principle:
Basic	¥417.77	¥487.57	¥299.88	$2.49
Diluted	400.99	465.57	283.04	2.35
Extraordinary Gain:
Basic	—	—	38.41	0.32
Diluted	—	—	36.14	0.30
Cumulative Effect of a Change in Accounting Principle:
Basic	—	1.62	23.15	0.20
Diluted	—	1.54	21.77	0.19
Net Income:
Basic	417.77	489.19	361.44	3.01
Diluted	400.99	467.11	340.95	2.84
Cash Dividends	15.00	15.00	15.00	0.12

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

ORIX Corporation and Subsidiaries                For the Years Ended March 31, 2001, 2002 and 2003

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

Common Stock:
Beginning balance	¥41,688	¥41,820	¥51,854	$431
Common stock issued in public and private offering	—	9,657	—	—
Exercise of warrants	132	377	213	2

Ending balance	41,820	51,854	52,067	433

Additional Paid-in Capital:
Beginning balance	59,285	59,885	69,823	581
Value ascribed to warrants attached to 1.59% bonds issued	178	—	—	—
Value ascribed to warrants attached to 0.64% bonds issued	—	141	—	—
Common stock issued in public and private offering	—	9,223	—	—
Exercise of warrants and stock options	130	376	211	1
Common stock issued for acquisitions of minority interests of subsidiaries	—	198	—	—
Gains on sales of treasury stock	297	—	—	—
Forfeit of stock options	(5)	—	—	—
Other, net	—	—	(32)	(0)

Ending balance	59,885	69,823	70,002	582

Legal Reserve:
Beginning balance	1,970	2,090	2,220	18
Transfer from retained earnings	120	130	—	—

Ending balance	2,090	2,220	2,220	18

Retained Earnings:
Beginning balance	328,248	361,262	400,175	3,329
Cash dividends	(1,023)	(1,226)	(1,255)	(10)
Transfer to legal reserve	(120)	(130)	—	—
Net income	34,157	40,269	30,243	252

Ending balance	361,262	400,175	429,163	3,571

Accumulated Other Comprehensive Income (Loss):
Beginning balance	(1,417)	4,552	(13,440)	(111)
Net cumulative effect of adopting FASB Statement No. 133	—	(8,400)	—	—
Net decrease in net unrealized gains on investment in securities	(11,360)	(19,588)	(12,839)	(107)
Net (increase) decrease in minimum pension liability adjustments	(1,199)	(2,150)	2,652	22
Net increase (decrease) in foreign currency translation adjustments	18,528	10,308	(15,119)	(126)
Net (increase) decrease in net unrealized losses on derivative instruments	—	1,838	(1,001)	(8)

Ending balance	4,552	(13,440)	(39,747)	(330)

Treasury Stock:
Beginning balance	(4,103)	(8,286)	(8,124)	(68)
Purchases of treasury stock for stock options	(5,154)	—	—	—
Exercise of stock options	265	219	8	0
Resales of treasury stock issued in stock split	683	—	—	—
Resales accompanied by forfeit of stock options	24	—	—	—
Other, net	(1)	(57)	(131)	(1)

Ending balance	(8,286)	(8,124)	(8,247)	(69)

Total Shareholders’ Equity:
Beginning balance	425,671	461,323	502,508	4,180
Increase, net	35,652	41,185	2,950	25

Ending balance	¥461,323	¥502,508	¥505,458	$4,205

Summary of Comprehensive Income:
Net income	¥34,157	¥40,269	¥30,243	$252
Other comprehensive income (loss)	5,969	(17,992)	(26,307)	(219)

Comprehensive income	¥40,126	¥22,277	¥3,936	$33

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ORIX Corporation and Subsidiaries                For the Years Ended March 31, 2001, 2002 and 2003

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

Cash Flows from Operating Activities:
Net income	¥34,157	¥40,269	¥30,243	$252
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	103,673	117,019	118,097	983
Provision for doubtful receivables and probable loan losses	44,584	51,367	54,706	455
Increase in policy liabilities	67,444	40,777	5,889	49
Deferred tax provision (benefit)	8,111	17,530	(23,222)	(193)
Gains from securitization transactions	(4,728)	(9,235)	(9,649)	(81)
Equity in net (income) loss of and gain on sales of affiliates	(2,088)	330	(8,205)	(68)
Extraordinary gain	—	—	(3,214)	(27)
Cumulative effect of a change in accounting principle	—	(133)	(1,937)	(16)
Gains on sales of available-for-sale securities	(7,698)	(13,795)	(7,588)	(63)
Write-downs of long-lived assets	4,090	2,716	50,682	422
Write-downs of securities	10,848	19,742	14,325	119
Decrease (increase) in restricted cash	(2,831)	(2,865)	1,195	10
Decrease (increase) in other operating assets, including advance payments	(28,285)	2,133	(21,894)	(182)
Increase in prepaid expenses	(4,514)	(9,255)	(2,975)	(25)
Increase (decrease) in accrued expenses	4,116	223	(2,370)	(20)
Increase in deposits from lessees	13,629	8,464	4,303	36
Other, net	(3,386)	(7,652)	11,764	97

Net cash provided by operating activities	237,122	257,635	210,150	1,748

Cash Flows from Investing Activities:
Purchases of lease equipment, including advance payments	(883,061)	(838,105)	(923,483)	(7,683)
Principal payments received under direct financing leases	640,680	768,923	742,183	6,175
Net proceeds from securitization of lease and loan receivables	215,494	258,926	239,050	1,989
Installment loans made to customers	(740,639)	(1,334,532)	(1,214,672)	(10,105)
Principal collected on installment loans	660,652	865,598	1,071,841	8,917
Proceeds from sales of operating lease assets	38,727	39,921	62,323	518
Investment in and dividends received from affiliates, net	1,242	(20,457)	(23,208)	(193)
Proceeds from sales of investment in affiliates, including proceeds from a sale of related option	6,277	815	2,232	19
Purchases of available-for-sale securities	(359,945)	(289,055)	(193,580)	(1,610)
Proceeds from sales of available-for-sale securities	152,022	325,758	264,021	2,197
Maturities of available-for-sale securities	64,105	67,290	95,187	792
Purchases of other securities	(37,153)	(50,243)	(23,674)	(197)
Proceeds from sales of other securities	9,763	6,717	21,413	178
Purchases of other operating assets	(40,049)	(119,700)	(2,847)	(24)
Proceeds from sales of other operating assets	2,561	1,841	63,596	529
Net decrease (increase) in call loans	(9,500)	9,500	—	—
Acquisitions of subsidiaries, net of cash acquired	(218)	3,846	(13,669)	(114)
Sales of subsidiaries, net of cash disposed	—	552	36,469	303
Other, net	(6,610)	(3,306)	(20,232)	(169)

Net cash provided by (used in) investing activities	(285,652)	(305,711)	182,950	1,522

Cash Flows from Financing Activities:
Repayment of short-term debt, net	(324,438)	(171,114)	(122,365)	(1,018)
Proceeds from (repayment of) commercial paper, net	(68,759)	101,279	(485,288)	(4,037)
Proceeds from long-term debt	794,823	975,220	811,334	6,750
Repayment of long-term debt	(485,371)	(729,593)	(776,959)	(6,464)
Net increase in deposits due to customers	23,391	46,929	37,224	310
Issuance of common stock	249	19,315	392	3
Purchases of treasury stock for stock options	(5,154)	—	—	—
Dividends paid	(1,023)	(1,226)	(1,255)	(10)
Net increase (decrease) in call money	—	5,000	(5,000)	(42)
Other, net	1,662	306	(123)	(1)

Net cash provided by (used in) financing activities	(64,620)	246,116	(542,040)	(4,509)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	2,605	1,297	(1,131)	(9)

Net Increase (Decrease) in Cash and Cash Equivalents	(110,545)	199,337	(150,071)	(1,248)
Cash and Cash Equivalents at Beginning of Year	265,956	155,411	354,748	2,951

Cash and Cash Equivalents at End of Year	¥155,411	¥354,748	¥204,677	$1,703

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORIX Corporation and Subsidiaries
1. Significant Accounting and Reporting Policies

       In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“US GAAP”), modified for the accounting for stock splits (see (n)). Significant accounting and reporting policies are summarized as follows:

(a) Basis of presenting financial statements

      The Company and its domestic subsidiaries maintain their books in conformity with Japanese income tax laws and accounting practices, which differ in certain respects from accounting principles generally accepted in the United States of America.

      The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, therefore, reflect certain adjustments to the Company’s book and records. The principal adjustments relate to accounting for direct financing leases, accounting for impairment of long-lived assets and long-lived assets to be disposed of, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition cost and calculation of policy liabilities, accounting for derivative instruments and hedging activities, accounting for goodwill and intangible assets resulting from business combinations, and a reflection of the income tax effect on such adjustments.

(b) Principles of consolidation

      The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in 20%-50% owned affiliates are accounted for by using the equity method. A lag period of up to 90 days may be used when considered necessary and appropriate for recognizing the results of affiliates.

      All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (g)), the determination of impairment of investment in securities (see (h)), the determination of impairment of long-lived assets (see (w)) and goodwill (see (u)), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), and the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (f)).

(d) Foreign currencies translation

      The Company and its subsidiaries maintain their accounting records in their functional currency.

      Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

      The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the foreign subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(e) Recognition of revenues

      Direct financing leases— Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and direct financing lease origination cost is computed using the interest method.

      Installment loans— Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees (“loan origination costs, net”), are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

      Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal (see Note 7).

      Non-accrual policy— Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest is past due more than 180 days, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against any due but unpaid principal payments with the balance taken to income until qualifying for a return to accrual status.

      Operating leases— Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Gains or losses arising from dispositions of operating lease assets are included in operating lease revenues. Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

      Brokerage commissions and gains on investment securities— Brokerage commissions and gains on investment securities are recorded on a trade date basis.

      Residential condominiums— Revenues from the sales of residential condominiums are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(f) Insurance premiums and expenses

      Premium income from life insurance policies are recognized as earned premiums when due.

      Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of endowments, term life insurance and whole life insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. The average rates of assumed investment yields are 3.0%, 2.8% and 2.0% for fiscal 2001, 2002 and 2003, respectively. The Company continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

      FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances (“deferred policy acquisition costs”) and amortize over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Amortization charged to income for fiscal 2001, 2002 and 2003 amounted to ¥10,671 million, ¥11,424 million and ¥11,740 million ($98 million), respectively.

(g) Allowance for doubtful receivables on direct financing leases and probable loan losses

      The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses on lease and loan portfolios that can be reasonably anticipated. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

      Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loans. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, the value of the collateral underlying the loans and leases, prior charge-off experience, delinquencies and non-accruals.

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

      Held-to-maturity securities are recorded at amortized cost.

      Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In determining whether the decline in the market value of a debt security is other than temporary, the Company and its subsidiaries consider whether there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. In addition, the Company and its subsidiaries charge against income losses related to securities in certain other situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of a security is based on economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the security will recover within the next six months. For financial periods prior to the quarter ended March 31, 2003, the period used for considering whether impairment was other than temporary was twelve months.

      However, with respect to equity securities, if the Company and its subsidiaries have a significant long-term business relationship with the company, management considers the probability of the market value recovering within the following six months. As part of this review, the company’s operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If management believes, based on this review, that the market value of an equity security may realistically be expected to recover, the loss will continue to be classified as temporary. Temporary declines in market value are recorded through other comprehensive income (loss), net of applicable income taxes. If after an additional six months the market value is still significantly below the acquisition cost, the loss will be considered other than temporary and the decline in market value charged to income. For the financial periods prior to the quarter ended March 31, 2003, the additional consideration period was twelve months.

(i) Securitized assets

      The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to special-purpose entities that issue asset-backed securities to the investors (see Note 10 (d)). The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

      Retained interests include subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of a retained interests is other than temporary, the Company and its subsidiaries consider the value of the retained interests to be impaired and record a write-down of the retained interests to fair value.

      Fair values of retained interests are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss, discount rate and prepayment rate.

(j) Derivative financial instruments

      On April 1, 2001, the Company and its subsidiaries adopted FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”) and FASB Statement No. 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activity, an amendment of FASB Statement No. 133”). All derivatives are recognized on the balance sheet at their fair values. On the date the Company or a subsidiary enters into a derivative contract, the Company or its subsidiary designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), a hedge of a net investment in foreign operation or a non-hedging transaction. For all hedging relationships, at inception the Company and its subsidiaries formally document the risk-management objective and strategy for undertaking the hedge transaction. The Company and its subsidiaries also document the hedged risk, the hedge type and the hedging instrument for each hedging activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective for a hedge, hedge accounting is discontinued.

      Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss). The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.

      The Company and its subsidiaries discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

      When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognize any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company and its subsidiaries continue to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings.

      The Company and its subsidiaries also hold derivative instruments for trading purposes, customer accommodation or not qualified as hedging instruments. The Company and its subsidiaries record these derivative instruments on the balance sheet at fair value. The changes in fair values are recorded in earnings.

      The Company and its subsidiaries occasionally purchase or originate financial instruments that contain an embedded derivative instrument. Upon acquisition of such financial instrument, the Company and its subsidiaries assess whether the economic characteristics of the embedded derivative instrument are clearly and closely related to the economic characteristics of the financial instrument (“host contract”), whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in earnings, and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. If the embedded derivative instrument is determined not to be clearly and closely related to the host contract, is not currently measured at fair value with changes in fair value reported in earnings, and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and valued at fair value with changes recorded in earnings.

      Prior to the adoption of FASB Statement No. 133, the Company and its subsidiary used interest rate derivative contracts to hedge mismatches between assets and liabilities. These interest derivatives were accounted for by an accrual method as an adjustment to the interest income or expense of the hedged items. Premiums paid for interest options were deferred and amortized over the terms of options. The amortization expense was recorded as an adjustment to the hedged items.

      Valuation gains and losses of forward foreign exchange contracts and foreign currency swaps designated as hedging the foreign currency denominated assets and liabilities were recognized as an adjustment to the value of the related hedged asset or liability. Realized or unrealized gains or losses of forward foreign exchange contracts and borrowings denominated in foreign currencies which were designated for hedging net investment in foreign entities were recorded in shareholders’ equity as foreign currency translation adjustments, which was a part of accumulated other comprehensive income (loss). All other foreign exchange contracts were marked to market and gains or losses were charged to earnings. If a hedging derivative contract was terminated early, any resulting gain or loss was charged to earnings. And if the assets or liabilities hedged were sold or otherwise disposed of, the related gains and losses on the terminated derivative contracts were recognized as a component of the gain or loss on disposition of the related assets or liabilities.

(k) Stock-based compensation

      Stock-based compensation expense is accounted in accordance with APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) as permitted by FASB Statement No. 123 (“Accounting for Stock-Based Compensation”) amended by FASB Statement No. 148 (“Accounting for Stock-Based Compensation—Transition and Disclosure”). This statement provides entities a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25. The Company chose to use the intrinsic value approach and recognized no compensation expense in fiscal 2001, 2002 and 2003.

      Had compensation cost for the Company’s stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) in fiscal 2001, 2002 and 2003 would have been as follows:

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

As reported:
Net income	¥34,157	¥40,269	¥30,243	$252
Less: Total stock-based compensation expenses determined by fair value based method, net of taxes	(463)	(1,183)	(1,726)	(14)
Pro forma:
Net income	33,694	39,086	28,517	238

	Yen			U.S. dollars

	2001	2002	2003	2003

Net income—
As reported:
Basic EPS	¥417.77	¥489.19	¥361.44	$3.01
Diluted EPS	400.99	467.11	340.95	2.84
Pro forma:
Basic EPS	412.11	474.82	340.81	2.84
Diluted EPS	395.57	453.42	321.55	2.68

(l) Income taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

(m) Capitalization of interest costs

      The Company and its subsidiaries capitalized interest costs of ¥4,730 million, ¥3,260 million and ¥490 million ($4 million) in fiscal 2001, 2002 and 2003, respectively, related to specific long-term development projects.

(n) Stock splits

      Stock splits implemented prior to October 1, 2001 have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”). No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.

      Based on an amendment to the Code, effective on October 1, 2001, the above-mentioned method of accounting based on the regulation has become unnecessary.

      In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2003 would have increased by approximately ¥24,674 million ($205 million), with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(o) Cash and cash equivalents

      Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

      Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund and deposits related to servicing agreements.

(q) Other operating assets

      Other operating assets consist primarily of operating facilities (including golf courses, hotels and a training facility) and inventories. Operating facilities are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is ¥9,004 million and ¥9,837 million ($82 million) as of March 31, 2002 and

2003, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for fixtures and up to 20 years for machinery and equipment.

(r) Other receivables

      Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts and receivables from the sale of lease assets.

(s) Advances

      Advances include advance payments made in relation to purchases of assets to be leased and advance and/or progress payments for acquisition of real estate for sale.

(t) Office facilities

      Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is ¥21,210 million and ¥23,234 million ($193 million) as of March 31, 2002 and 2003, respectively. Estimated useful lives range up to 50 years for buildings and fixtures and up to 20 years for machinery and equipment.

(u) Other assets

      Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill), deferred policy acquisition costs which are amortized over the contract periods, other intangible assets and leasehold deposits.

      The amount of goodwill is ¥15,163 million and ¥18,510 million ($154 million) as of March 31, 2002 and 2003, respectively.

      Until March 31, 2002, the Company and its subsidiaries amortized goodwill over the periods ranging from 5 to 25 years, with respect to acquisitions that occurred prior to July 1, 2001. Beginning April 1, 2002 (July 1, 2001 for acquisitions occurring on or after that date), the Company and its subsidiaries ceased amortization of goodwill pursuant to the provisions of FASB Statement No. 142 (“Goodwill and Other Intangible Assets”) (see (ab)).

(v) Trade notes, accounts payable and other liabilities

      Trade notes, accounts payable and other liabilities include derivative payables and minority interests.

(w) Impairment of long-lived assets

      Effective April 1, 2002, the Company and its subsidiaries adopted FASB Statement No. 144, (“Accounting for the Impairment or Disposal of Long-Lived Assets”), FASB Statement No. 144 superseded FASB Statement No. 121, (“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”). Under FASB Statement No. 144, impairment losses are recorded with respect to long-lived assets used in operations, consisting primarily of real estate development projects, golf courses and other operating assets, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. In determining fair value, recent transactions involving sales of similar assets, appraisals prepared internally by the Company’s own staff of appraisers, independent third party appraisals and other valuation techniques are utilized.

(x) Advertising

      The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2001, 2002 and 2003 are ¥7,268 million, ¥9,103 million and ¥9,472 million ($79 million), respectively.

(y) Restructuring costs

      During April 2001, a subsidiary in the United States announced its intention to consolidate certain of its U.S. locations into one location. The consolidation allowed the subsidiary to substantially reduce operating expenses, increase efficiency and redesign processes as the subsidiary pursues new business opportunities. In connection therewith, in accordance with EITF Issue No. 94-3 (“Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”), the subsidiary recorded accrued expenses of ¥2,585 million and ¥93 million ($1 million) in fiscal 2002 and 2003, respectively. This accrual is recognized in selling, general and administrative expenses in the accompanying consolidated statements of income. As of March 31, 2003, a balance of ¥229 million ($2 million) is included in trade notes, accounts payable and other liabilities in the accompanying consolidated balance sheets consisting primarily of remaining severance, relocation and lease obligations.

(z) Financial statements presentation in U.S. dollars

      The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2003, which was ¥120.20 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(aa) Earnings per share

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

(ab) New accounting pronouncements

      In June 2001, FASB Statement No. 141 (“Business Combinations”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”) were issued. FASB Statement No. 141 revises the financial accounting and reporting for business combinations and FASB Statement No. 142 revises the financial accounting and reporting for goodwill and other intangible assets. FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. The provisions of FASB Statement No. 141 apply to all business combinations initiated or business combinations accounted for by the purchase method completed after June 30, 2001. On April 1, 2002, as a result of the adoption of FASB Statement No. 141, the Company and its subsidiaries recorded a transition gain of ¥1,937 million ($16 million), net of tax of ¥353 million ($3 million), as a cumulative effect of a change in accounting principle, due to the write-off of unamortized deferred credits that existed as of March 31, 2002. The deferred credits relate to an excess of the fair value over cost arising from business combinations completed and investments accounted for by the equity method acquired before July 1, 2001.

      FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The provisions of FASB Statement No. 142 were adopted in their entirety by the Company and its subsidiaries as of April 1, 2002. Impairment losses that arose, if any, due to the initial application of FASB Statement No. 142 are required to be reported as a change in accounting principle. The Company and its subsidiaries tested the transitional goodwill impairment and did not record any transition impairment. For the years ended March 31, 2001 and 2002, goodwill amortization for the Company and its subsidiaries amounted to ¥830 million and ¥728 million, respectively. The Company and its subsidiaries ceased amortizing goodwill, including equity method goodwill, as of April 1, 2002.

      In June 2001, the FASB issued Statement No. 143 (“Accounting for Asset Retirement Obligations”), which addresses financial accounting and reporting for recognition of a liability for an asset retirement obligation and the associated asset retirement cost. Companies will be required to recognize a liability equal to the fair value of the asset retirement obligation as of the date the retirement obligation is incurred. FASB Statement No. 143 will be adopted by the Company and its subsidiaries effective April 1, 2003. The Company does not expect that adoption of this Statement will have a significant effect on the Company and its subsidiaries’ operations or financial position.

      In August 2001, the FASB issued Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While FASB Statement No. 144 supersedes FASB Statement No. 121 (“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”), it retained many of the fundamental provisions of that Statement. FASB Statement No. 144 also superseded the accounting and reporting provisions of APB Opinion No. 30 (“Reporting the Results of Operations— Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”), for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. This Statement was effective for fiscal years beginning after December 15, 2001. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

      In April 2002, the FASB issued Statement No. 145 (“Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”), which rescinds certain authoritative pronouncements and amends, and/or clarifies the applicability of others. This Statement is effective for fiscal years beginning after May 15, 2002, but the provisions related to the amendment of FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. The provisions of this Statement will fully apply to the Company as of April 1, 2003. The Company does not expect that adoption of this Statement will have a significant effect on the Company and its subsidiaries’ operations or financial position.

      In June 2002, FASB Statement No. 146 (“Accounting for Costs Associated with Exit or Disposal Activities”) was issued. FASB Statement No. 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provided for the recognition of such costs at the date of management’s commitment to an exit plan. In addition, FASB Statement No. 146 requires that the liability be measured at fair value. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

      In October 2002, FASB Statement No. 147 (“Acquisitions of Certain Financial Institutions—an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9”) was issued. FASB

Statement No. 72 (“Accounting for Certain Acquisitions of Banking or Thrift Institutions”) and FASB Interpretation No. 9 (“Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method”), provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both FASB Statement No. 72 and FASB Interpretation No. 9 and requires that those transactions be accounted for in accordance with FASB Statement No. 141 and FASB Statement No. 142. The provisions of the new standard are effective for transactions entered into October 1, 2002. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

      In November 2002, FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”) was issued. FASB Interpretation No. 45 requires guarantors to recognize liabilities for the fair value of the obligation for guarantees within the scope of the interpretation. The recognition and measurement provision of this interpretation is effective for guarantees that are issued or amended after December 31, 2002, and the disclosure provision is effective for the current year ended March 31, 2003. There was no significant effect from adoption of this Statement on the Company and its subsidiaries’ results of operations or financial position. The Company and its subsidiaries adopted the disclosure provision of FASB Interpretation No. 45 effective March 31, 2003.

      In December 2002, FASB Statement No. 148 (“Accounting for Stock-Based Compensation—Transition and Disclosure”) was issued. This Statement amends FASB Statement No. 123 (“Accounting for Stock-Based Compensation”), to provide alternative methods for transition for a voluntary change from APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company continues to measure compensation by APB Opinion No. 25, so there was no effect from adoption of this Statement on the Company and its subsidiaries’ results of operations or financial position. The Company adopted the disclosure requirements of FASB Statement No. 148 effective March 31, 2003.

      In January 2003, the FASB issued Interpretation No. 46 (“Consolidation of Variable Interest Entities”). FASB Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities, representing those entities whose total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or whose equity investors cannot make significant decisions about the entity’s operations or do not absorb the entity’s expected losses or residual returns. The interpretation requires that the primary beneficiary (defined as the person or entity that is expected to absorb a majority of the entity’s expected losses or receive a majority of the entity’s expected residual returns or both) to consolidate the VIE. Qualifying SPEs in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities— a replacement of FASB Statement No. 125”) are not affected by the interpretation. FASB Interpretation No. 46 is immediately effective for VIEs that are created after January 31, 2003, and is effective for VIEs acquired before February 1, 2003 in the first interim period beginning after June 15, 2003. See Note 10 for further information concerning the Company’s VIEs and the likely effects of the adoption of this Statement on the Company and its subsidiaries’ results of operations or financial position.

      In April 2003, FASB Statement No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”) was issued. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, (“Accounting for Derivative Instruments and Hedging Activities”). This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of this Statement will be applied prospectively. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

      In May 2003, FASB Statement No. 150 (“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) was issued. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in statement of financial position. Most of the guidance in FASB Statement No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

(ac) Reclassifications

      Certain amounts in the 2001 and 2002 consolidated financial statements have been reclassified to conform to the 2003 presentation.

2. Acquisitions

       The Company has followed FASB Statement No. 141 (“Business Combinations”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”) for acquisitions subsequent to June 30, 2001. For acquisitions completed prior to July 1, 2001, the Company followed APB Opinion No. 16 (“Business Combinations”).

      On September 28, 2001, the Company acquired 80% of the truck leasing company IFCO Inc., a subsidiary of Isuzu Motors Limited. The aggregate purchase price was ¥20,310 million. By combining the know-how developed at the Company and its subsidiaries with IFCO’s expertise, the Company plans to expand its automobile-related business in Japan. The results of IFCO’s operations have been included in the consolidated financial statements since the date of acquisition. This acquisition was accounted for under the purchase method.

      The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

Millions of yen

Investment in direct financing leases (net)	¥252,436
Other assets	49,933
Intangible assets other than goodwill	5,645

Total assets acquired	308,014

Current liabilities	124,404
Long-term debt	163,300

Total liabilities assumed	287,704

Net assets acquired	¥20,310

      Of the ¥5,645 million of acquired intangible assets other than goodwill, ¥3,830 million was assigned to the business model of logistic/vehicle maintenance know-how that has an amortization period of eight years and ¥1,815 million was assigned to a customer database that has an amortization period of seven years.

      During fiscal 2002, the Company and its subsidiaries acquired 23 other entities for a total cost of ¥10,321 million, which was paid in cash. Goodwill recognized from these transactions amounted to ¥249 million, which is not deductible for income tax calculation purposes. Acquisitions were made in line with the Company’s plans to expand its leasing operations and real estate operations in Japan.

      On July 31, 2002, the Company acquired a 90% interest in Nittetsu Lease Co., Ltd. from Nippon Steel Corporation. The aggregate purchase price was ¥5,016 million ($42 million). The Company acquired Nittetsu Lease in line with its plans to expand its domestic leasing operations. The results of Nittetsu Lease’s operations have been included in the consolidated financial statements since the date of acquisition. The acquisition was accounted for under the purchase method.

      The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

		Millions of
	Millions of yen	U.S. dollars

Investment in direct financing leases (net)	¥112,605	$937
Other assets	28,970	241
Intangible assets other than goodwill	2,910	24
Goodwill (non-tax deductible)	271	2

Total assets acquired	144,756	1,204

Short-term and long-term debt	131,862	1,097
Other liabilities	7,878	65

Total liabilities assumed	139,740	1,162

Net assets acquired	¥5,016	$42

      Of the ¥2,910 million ($24 million) of acquired intangible assets with an indefinite useful life other than goodwill, ¥1,455 million ($12 million) was assigned to “trademarks,” and ¥1,455 million ($12 million) was assigned as the value of a “shareholders agreement” and a “business cooperation agreement” that the Company signed with the seller, Nippon Steel Corporation.

      During fiscal 2003, the Company and its subsidiaries acquired 10 other entities for a total cost of ¥25,530 million ($212 million), which was paid in cash. Goodwill recognized in these transactions amounted to ¥3,127 million ($26 million), which is not deductible for income tax calculation purposes. Acquisitions were made in line with the Company’s plans to expand real estate operations and guarantee business in Japan.

      The segment in which goodwill is allocated is disclosed in Note 12 “Goodwill and Other Intangible Assets”.

3. Cash Flow Information

       Cash payments for interest and income taxes during fiscal 2001, 2002 and 2003 are as follows:

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

Interest	¥115,058	¥97,020	¥74,885	$623
Income taxes	12,778	13,021	25,641	213

4. Investment in Direct Financing Leases

       Investment in direct financing leases at March 31, 2002 and 2003 consists of the following:

			Millions of
	Millions of yen		U.S. dollars

	2002	2003	2003

Minimum lease payments receivable	¥1,727,729	¥1,620,648	$13,483
Estimated residual value	80,206	93,002	774
Initial direct costs	23,224	23,286	194
Unearned lease income	(172,490)	(164,628)	(1,370)

	¥1,658,669	¥1,572,308	$13,081

      In connection with the securitization of direct financing lease receivables, as described in Note 9, the Company and its subsidiaries retained subordinated interests of ¥142,896 million and ¥100,424 million ($835 million) as of March 31, 2002 and 2003, respectively, which are included in investment in the above table.

      Minimum lease payments receivable (including guaranteed residual values and subordinated interests retained) are due in periodic installments through 2021. At March 31, 2003, the amounts due in each of the next five years and thereafter are as follows:

		Millions of
Year ending March 31,	Millions of yen	U.S. dollars

2004	¥625,309	$5,202
2005	392,946	3,269
2006	265,809	2,212
2007	159,907	1,330
2008	83,919	698
Thereafter	92,758	772

Total	¥1,620,648	$13,483

      Gains and losses from the disposition of direct financing lease assets are not significant for fiscal 2001, 2002 and 2003.

5. Investment in Operating Leases

       Investment in operating leases at March 31, 2002 and 2003 consists of the following:

	Weighted
	average			Millions of
	useful life	Millions of yen		U.S. dollars

	Years	2002	2003	2003

Transportation equipment	11	¥297,346	¥280,672	$2,335
Measuring equipment and personal computers	3	143,791	147,333	1,225
Real estate and other	40	242,131	315,859	2,628

		683,268	743,864	6,188
Accumulated depreciation		(224,756)	(230,558)	(1,918)

Net		458,512	513,306	4,270
Rental receivables		15,979	15,738	131

		¥474,491	¥529,044	$4,401

      For fiscal 2001, 2002 and 2003, gains from the disposition of operating lease assets are ¥7,883 million, ¥3,467 million and ¥7,803 million ($65 million), respectively, and are included in operating lease revenues in the consolidated statements of income.

      The operating lease contracts include non-cancelable lease terms ranging from one month to 23 years. The minimum future rentals on non-cancelable operating leases are as follows:

		Millions of
Year ending March 31,	Millions of yen	U.S. dollars

2004	¥63,561	$528
2005	43,491	362
2006	29,124	242
2007	17,163	143
2008	10,201	85
Thereafter	31,464	262

Total	¥195,004	$1,622

6. Installment Loans

       The composition of installment loans by domicile and type of borrower at March 31, 2002 and 2003 is as follows:

			Millions of
	Millions of yen		U.S. dollars

	2002	2003	2003

Domestic borrowers:
Consumers—
Housing loans	¥557,461	¥531,904	$4,425
Card loans	230,358	271,636	2,260
Other	44,829	32,668	272

	832,648	836,208	6,957

Commercial—
Real estate related companies	278,367	276,332	2,299
Commercial and industrial companies	708,031	821,992	6,838

	986,398	1,098,324	9,137

	1,819,046	1,934,532	16,094
Foreign commercial, industrial and other borrowers	432,771	333,313	2,773
Loan origination costs, net	21,463	20,194	168

	¥2,273,280	¥2,288,039	$19,035

      Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

      At March 31, 2003, the contractual maturities of installment loans for each of the next five years and thereafter are as follows:

		Millions of
Year ending March 31,	Millions of yen	U.S. dollars

2004	¥610,167	$5,076
2005	313,134	2,605
2006	278,578	2,318
2007	250,854	2,087
2008	207,140	1,723
Thereafter	607,972	5,058

Total	¥2,267,845	$18,867

      Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥85,441 million, ¥99,732 million and ¥115,610 million ($962 million) for fiscal 2001, 2002 and 2003, respectively.

7.	Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

       Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2001, 2002 and 2003 are as follows:

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

Beginning balance	¥136,939	¥141,077	¥152,887	$1,272
Provisions charged to income	44,584	51,367	54,706	455
Charge-offs	(46,845)	(50,690)	(78,744)	(655)
Recoveries	539	1,350	2,180	18
Other*	5,860	9,783	2,117	18

Ending balance	¥141,077	¥152,887	¥133,146	$1,108

*	Other includes foreign currency translation adjustments and the effect of acquisitions.

      The balance of the allowance broken down into direct financing leases and installment loans at March 31, 2002 and 2003 is as follows:

			Millions of
	Millions of yen		U.S. dollars

	2002	2003	2003

Balance of allowance related to:
Direct financing leases	¥50,837	¥42,588	$354
Installment loans	102,050	90,558	754

Total	¥152,887	¥133,146	$1,108

      Under FASB Statement No. 114 (“Accounting by Creditors for Impairment of a Loan”), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

      The recorded investments in loans considered impaired are ¥113,000 million and ¥97,278 million ($809 million) as of March 31, 2002 and 2003, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥71,802 million and ¥63,975 million ($532 million) as of March 31, 2002 and 2003, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥45,862 million and ¥36,073 million ($300 million) as of March 31, 2002 and 2003, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets.

      The average recorded investments in impaired loans for fiscal 2001, 2002 and 2003 were ¥123,715 million, ¥115,265 million and ¥102,413 million ($852 million), respectively.

      The Company and its subsidiaries recognized interest income on impaired loans of ¥1,414 million, ¥1,200 million and ¥1,107 million ($9 million), and collected in cash interest on impaired loans of ¥1,052 million, ¥1,080 million and ¥914 million ($8 million) in fiscal 2001, 2002 and 2003, respectively.

      As of March 31, 2002 and 2003, the amounts of more than 90 days past-due direct financing leases are ¥67,924 million and ¥47,825 million ($398 million), and the amounts of more than 180 days (included above) past-due direct financing leases are ¥50,902 million and ¥39,047 million ($325 million), respectively. As of March 31, 2002 and 2003, the amounts of more than 90 days past-due smaller-balance homogeneous loans are ¥74,199 million and ¥60,587 million ($504 million), and the amounts of more than 180 days (included above) past-due smaller-balance homogeneous loans are ¥65,255 million and ¥53,901 million ($448 million), respectively.

8. Investment in Securities

       Investment in securities at March 31, 2002 and 2003 consists of the following:

			Millions of
	Millions of yen		U.S. dollars

	2002	2003	2003

Trading securities	¥879	¥12,154	$101
Available-for-sale securities	718,919	537,888	4,475
Held-to-maturity securities	16,008	10,638	89
Other securities	125,530	116,755	971

	¥861,336	¥677,435	$5,636

      Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 20). For fiscal 2001, 2002 and 2003, net unrealized holding gains and losses on trading securities are losses of ¥24 million, gains of ¥98 million and losses of ¥1,610 million ($13 million), respectively.

      During fiscal 2001 and 2002, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥152,022 million and ¥325,758 million, respectively, resulting in gross realized gains of ¥9,773 million and ¥18,147 million, respectively, and gross realized losses of ¥2,075 million and ¥4,352 million, respectively. During fiscal 2003, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥264,021 million ($2,197 million), resulting in gross realized gains of ¥9,822 million ($82 million) and gross realized losses of ¥2,234 million ($19 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

      During fiscal 2001, 2002 and 2003, the Company and its subsidiaries charged losses on securities of ¥10,848 million, ¥19,742 million and ¥14,325 million ($119 million), respectively, to income for declines in market value of available-for-sale securities and held-to-maturity securities where the decline was considered as other than temporary.

      Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

      The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at March 31, 2002 and 2003 are as follows:

March 31, 2002

	Millions of yen

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value

Available-for-sale:
Japanese and foreign government bond securities	¥25,061	¥256	¥(9)	¥25,308
Japanese prefectural and foreign municipal bond securities	24,256	582	(464)	24,374
Corporate debt securities	501,380	7,010	(10,552)	497,838
Mortgage-backed and other asset-backed securities	109,528	6,152	(2,789)	112,891
Funds in trust	5,452	—	(465)	4,987
Equity securities	27,619	27,992	(2,090)	53,521

	¥693,296	¥41,992	¥(16,369)	¥718,919

Held-to-maturity:
Japanese and foreign government bond securities	¥183	¥22	¥—	¥205
Asset-backed securities	15,825	1,990	(302)	17,513

	¥16,008	¥2,012	¥(302)	¥17,718

March 31, 2003

	Millions of yen

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value

Available-for-sale:
Japanese and foreign government bond securities	¥41,466	¥173	¥(100)	¥41,539
Japanese prefectural and foreign municipal bond securities	13,826	91	(51)	13,866
Corporate debt securities	309,551	2,281	(4,633)	307,199
Mortgage-backed and other asset-backed securities	133,812	5,344	(3,355)	135,801
Funds in trust	4,606	—	(942)	3,664
Equity securities	25,476	12,956	(2,613)	35,819

	¥528,737	¥20,845	¥(11,694)	¥537,888

Held-to-maturity:
Asset-backed securities	¥10,638	¥397	¥(5)	¥11,030

	¥10,638	¥397	¥(5)	¥11,030

March 31, 2003

	Millions of U.S. dollars

		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value

Available-for-sale:
Japanese and foreign government bond securities	$345	$1	$(0)	$346
Japanese prefectural and foreign municipal bond securities	114	1	(0)	115
Corporate debt securities	2,576	19	(39)	2,556
Mortgage-backed and other asset-backed securities	1,114	44	(28)	1,130
Funds in trust	38	—	(8)	30
Equity securities	212	108	(22)	298

	$4,399	$173	$(97)	$4,475

Held-to-maturity:
Asset-backed securities	$89	$3	$(0)	$92

	$89	$3	$(0)	$92

      The following is a summary of the contractual maturities of debt securities classified as available-for-sale and held-to-maturity securities held at March 31, 2003:

	Millions of yen		Millions of U.S. dollars

	Amortized		Amortized
	cost	Fair value	cost	Fair value

Available-for-sale:
Due within one year	¥125,091	¥125,297	$1,041	$1,042
Due after one to five years	200,228	199,829	1,666	1,662
Due after five to ten years	103,215	100,734	859	838
Due after ten years	70,121	72,545	583	605

	¥498,655	¥498,405	$4,149	$4,147

Held-to-maturity:
Due within one year	¥—	¥—	$—	$—
Due after one to five years	—	—	—	—
Due after five to ten years	10,638	11,030	89	92
Due after ten years	—	—	—	—

	¥10,638	¥11,030	$89	$92

      Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

      Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

      Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥24,007 million, ¥22,230 million and ¥15,980 million ($133 million) for fiscal 2001, 2002 and 2003, respectively.

9. Securitization Transactions

       During fiscal 2001, 2002 and 2003, the Company and its subsidiaries sold direct financing lease receivables and installment loans in securitization transactions. Certain information with respect to these transactions is as follows:

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

Direct financing leases:
Balance securitized	¥184,866	¥202,767	¥150,956	$1,256
Gains recognized on securitization	3,722	6,159	3,205	27
Subordinated interests retained	45,449	48,542	25,388	211
Installment loans:
Balance securitized	27,563	46,062	78,674	655
Gains recognized on securitization	1,006	3,076	6,444	54
Subordinated interests retained	1,000	12,345	32,850	273

      Regarding securitizations of direct financing lease receivables, for fiscal 2001, 2002 and 2003, revenues from retained interests of ¥11,267 million, ¥11,336 million and ¥12,348 million ($103 million), respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from retained interests of ¥1,777 million, ¥2,105 million and ¥7,075 million ($59 million), respectively, are included in interest on loans and investment securities in the consolidated statements of income.

      Retained interests are subordinate to the investors’ interests. Their value is subject to credit risk, interest rate risk and prepayment risk on the sold financial assets. The investors and special-purpose entities have no recourse to the Company or its subsidiaries’ other assets for failure of debtors to pay.

      As of March 31, 2002 and 2003, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

      Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2001, 2002 and 2003 are as follows:

	2001		2002		2003

	Direct		Direct		Direct	Installment loans
	financing	Installment	financing	Installment	financing
	leases	loans	leases	loans	leases	Card loans	Mortgage loans

Expected credit loss	0.03%-0.35%	0.75%	0.07%-1.70%	0.72%	0.03%-1.70%	0.84%-1.42%	0.69%
Discount rate	3.20%-3.48%	2.69%	3.62%-5.36%	1.62%	2.35%-5.36%	1.26%-1.35%	0.68%-2.11%
Annual prepayment rate (*1)	—	—	—	—	—	—	5.95%

(*1)	With respect to direct financing leases and card loans, the Company and its subsidiaries did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating discount rates or principal payments.

      Retained interests from securitization transactions in fiscal 2003 and prior years are recorded in the consolidated balance sheets at March 31, 2003. Key economic assumptions used in measuring the fair value of retained interests as of March 31, 2003, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

	2003

	Direct	Installment loans
	financing			Investment
	leases	Card loans	Mortgage loans	in securities

Expected credit loss	0.03%-1.70%	0.86%-1.42%	0.68%	4.13%
Discount rate	0.91%-7.70%	1.14%-1.29%	0.43%-2.11%	14.28%
Annual prepayment rate(*2)	4.81%	—	6.39%	—

(*2)	With respect to card loans, the Company’s subsidiary did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating principal payments.

	Millions of yen				Millions of U.S. dollars

		Installment loans				Installment loans
	Direct				Direct
	financing	Card	Mortgage	Investment	financing	Card	Mortgage	Investment
	leases	loans	loans	in securities	leases	loans	loans	in securities

Fair value of retained interests	¥101,582	¥49,412	¥6,573	¥3,827	$845	$411	$55	$32
Weighted average life (in years)	1.0-6.3	—	2.5-11.3	—	1.0-6.3	—	2.5-11.3	—
Expected credit loss:
+10%	871	213	26	638	7	2	0	5
+20%	1,740	434	52	1,237	14	4	0	10
Discount rate:
+10%	916	328	29	154	8	3	0	1
+20%	1,823	656	59	298	15	5	0	2
Prepayment rate:
+10%	234	—	78	—	2	—	1	—
+20%	466	—	149	—	4	—	1	—

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

      Certain cash flows received from/(paid) to special-purpose entities for all securitization activities in fiscal 2001, 2002 and 2003 are summarized as follows:

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

Proceeds from new securitizations	¥215,494	¥258,926	¥239,050	$1,989
Servicing fees received	62	231	470	4
Cash flows received on interests retained	4,369	10,315	21,201	176
Repurchases of delinquent assets	(2,681)	(1,822)	(114)	(1)
Repurchases of ineligible assets	(24,718)	(23,425)	(26,008)	(216)

      Quantitative information about delinquencies, net credit losses, and components of securitized financial assets and other assets managed together in fiscal 2002 and 2003 are as follows:

March 31, 2002

	Millions of yen

	Total	Principal amount
	principal	of receivables
	amount	more than 90 days	Net
	of	past-due and	credit
	receivables	impaired loans	losses

Types of assets:
Direct financing leases	¥2,033,818	¥67,924	¥21,364
Installment loans	2,349,242	187,199	27,976

Total assets managed or securitized	4,383,060	¥255,123	¥49,340

Less: assets securitized	(451,111)

Assets held in portfolio	¥3,931,949

March 31, 2003

	Millions of yen			Millions of U.S. dollars

		Principal
		amount of			Principal amount
		receivables			of receivables
	Total	more than		Total	more than
	principal	90 days	Net	principal	90 days past-due	Net
	amount of	past-due and	credit	amount of	and impaired	credit
	receivables	impaired loans	losses	receivables	loans	losses

Types of assets:
Direct financing leases	¥1,897,391	¥47,825	¥25,445	$15,785	$398	$212
Installment loans	2,425,906	157,865	51,119	20,182	1,313	425

Total assets managed or securitized	4,323,297	¥205,690	¥76,564	35,967	$1,711	$637

Less: assets securitized	(462,950)			(3,851)

Assets held in portfolio	¥3,860,347			$32,116

      A subsidiary entered into a collateralized bond obligation transaction in fiscal 1999 and accounted for the transaction as a sale. The assets securitized as a result of the transaction are ¥51,675 million and ¥45,478 million ($378 million) as of March 31, 2002 and 2003, respectively, and are not included in the table above.

      In fiscal 2003 and prior years, the Company and its subsidiaries entered into other lease receivable securitization programs that are not accounted for as sales. The payables under these securitization programs of ¥40,731 million and ¥105,281 million ($876 million) are included in long-term debt, and the minimum lease payments receivable of ¥38,495 million and ¥141,664 million ($1,179 million) and cash collateral of ¥3,972 million and ¥3,242 million ($27 million) are included in investment in direct financing leases and other assets in the consolidated balance sheets as of March 31, 2002 and 2003, respectively.

10. Business Transactions with Special Purpose Entities

       The Company and its subsidiaries use special purpose companies, partnerships and trusts (herein after referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No. 46, (“Consolidation of Variable Interest Entities”) would be used to determine when SPEs are to be included in the Company’s consolidated financial statements. FASB Interpretation No. 46 is immediately effective for SPEs that are created after January 31, 2003, and is effective for SPEs created before February 1, 2003 in the first interim period beginning after June 15, 2003. FASB Interpretation No. 46 addresses consolidation by business enterprises of SPEs within the scope of the interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity if they occur or (3) the right to receive the expected residual returns of the entity if they occur. There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

      Information about significant SPEs for the Company and its subsidiaries are as follows:

(a) SPEs for liquidating customer assets

      The Company and its subsidiaries may use SPEs when we structure financing for customers that is based on liquidation of specific customer assets. The SPE is typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of an SPE structure is requested by such customer. Such SPEs typically acquire the assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, the SPE repays the loan and pays a dividend to equity investors if sufficient funds exist.

      The Company and its subsidiaries occasionally invest in such SPEs and also make loans to these SPEs. The Company and its subsidiaries are evaluating each of these SPEs created before February 1, 2003 pursuant to FASB Interpretation No. 46, and have not yet completed the analysis. Management believes that it is reasonably possible that the Company and its subsidiaries will either consolidate or disclose information about some of these SPEs upon adoption of FASB Interpretation No. 46.

      As of March 31, 2003, investment in such SPEs is ¥18,856 million ($157 million) and installment loans made to such SPEs are ¥14,210 million ($118 million). The Company and its subsidiaries’ risk exposure is limited to the amount of these investments and loans. As of March 31, 2003, total assets of such SPEs are ¥186,512 million ($1,552 million). SPEs created in February and March 2003 were evaluated for consolidation. No SPEs were subject to consolidation.

(b) SPEs for acquisition of real estate and real estate development projects for customers

      Customers and the Company and its subsidiaries are involved with SPEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in an SPE that is designed to be bankruptcy remote from the customer. The SPEs acquire real estate and/or develop real estate projects. The Company and its subsidiaries provide non-recourse loans and/or invest in the SPE. The Company and its subsidiaries are evaluating each of these SPEs created before February 1, 2003 pursuant to FASB Interpretation No. 46, and have not yet completed the analysis. Management believes that it is reasonably possible that the Company and its subsidiaries will either consolidate or disclose information about some of these SPEs upon adoption of FASB Interpretation No. 46.

      As of March 31, 2003, investment in such SPEs is ¥2,685 million ($22 million) and installment loans made to such SPEs are ¥13,611 million ($113 million). The Company and its subsidiaries’ risk exposure is limited to the amount of these investments and loans. As of March 31, 2003, total assets of such SPEs are ¥29,537 million ($246 million). SPEs created in February and March 2003 were evaluated for consolidation. No SPEs were subject to consolidation.

(c) SPEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

      The Company and its subsidiaries acquire real estate and established SPEs to simplify the administration activities necessary for the real estate. The Company and its subsidiaries have always consolidated such SPEs even though the Company and its subsidiaries may not have voting rights since substantially all of such SPEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore controlled by and for the benefit of the Company and its subsidiaries.

      As of March 31, 2003, total assets of such SPEs are ¥26,093 million ($217 million) and are mainly included in Investment in operating leases and other operating assets. As of March 31, 2003, investment in such SPEs is ¥8,295 million ($69 million) and installment loans made to such SPEs are ¥9,799 million ($82 million).

      Certain SPEs borrow non-recourse loans from financial institutions. As of March 31, 2003, ¥8,452 million ($70 million) of SPEs’ assets are pledged as collateral for the non-recourse loans. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(d) SPEs for securitization transactions

      The Company and its subsidiaries use SPEs to securitize lease receivables, installment loans and investment in securities.

      A variety of structures involving differing types of SPEs have been used in connection with these securitization transactions. Generally, the SPEs used in the securitizations were either a corporate entity or a trust that met the definition of a “qualifying special purpose entity (“QSPE”)” as defined in FASB Statement No. 140 and the Company and its subsidiaries recognized the securitizations as sales.

      As the SPEs utilized by the Company and its subsidiaries meet the definition of a QSPE, excluded from the scope of Interpretation No. 46 and the accounting utilized by the Company and its subsidiaries will not change. See Note 9. “Securitization Transactions”, for information regarding the retained interests in securitization transactions.

      A subsidiary has purchased subordinated interests derived from a securitization program and has recorded it as an investment in securities. The subsidiary is currently in the process of evaluating the investments pursuant to Interpretation No. 46. It is possible that the subsidiary will be determined to be the primary beneficiary, and will therefore, be required to consolidate the VIE. The subsidiary’s maximum exposure to a loss as a result of its involvement with this VIE is only the amount currently recorded as investment in securities of ¥2,239 million ($19 million).

(e) Kumiai structures

      In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated financial statements. The Company and its subsidiaries do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE.

      The Company has evaluated each of these structures pursuant to Interpretation No. 46 and has concluded that although the SPEs that are part of the Kumiai structure are VIEs, the Company and its subsidiaries do not have the primary beneficial interest. As a result, these SPEs are not consolidated by the Company and its subsidiaries.

11. Investment in Affiliates

       Investment in affiliates at March 31, 2002 and 2003 consists of the following:

			Millions of
	Millions of yen		U.S. dollars

	2002	2003	2003

Common stock, at equity value	¥73,290	¥131,388	$1,093
Loans	13,056	13,586	113

	¥86,346	¥144,974	$1,206

      Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥19,294 million and ¥25,083 million, respectively, as of March 31, 2002, and ¥38,664 million ($322 million) and ¥37,385 million ($311 million), respectively, as of March 31, 2003.

      In fiscal 2001, 2002 and 2003, the Company and its subsidiaries received dividends from affiliates of ¥421 million, ¥473 million and ¥2,060 million ($17 million), respectively.

      The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥1,194 million and ¥30,487 million ($254 million) as of March 31, 2002 and 2003, respectively.

      On March 30, 2002, the Company acquired approximately a 22% interest in The Fuji Fire and Marine Insurance Company Limited (“Fuji”) for ¥18,105 million ($151 million). The Company has recorded its share of earnings by the equity method from the date of acquisition through December 31, 2002, the date of latest available financial statements. At March 31, 2002, the Company reflected certain preliminary estimates with respect to the value of the underlying net assets of Fuji in the Company’s consolidated financial statements. Fuji had not, prior to the investment by the Company, prepared financial statements in accordance with US GAAP. Fuji began the process of preparing financial statements in accordance with US GAAP shortly after the investment in Fuji was made by the Company. However, the process of preparing US GAAP financial statements as of the acquisition date was not completed until January 2003. At that time it was determined that the Company’s proportionate share of the fair value of the net assets acquired exceeded the acquisition cost. In accordance with the provisions of FASB Statement No. 141, the excess remaining after first reducing noncurrent assets to zero was recorded as an extraordinary gain of ¥3,214 million ($27 million), net of tax of ¥2,206 million ($18 million), in the quarter and year ending March 31, 2003.

      The Company formed a consortium with the Hanwha Group (a conglomerate or chaebol located in the Republic of Korea), and Macquarie Life Limited (a life insurance company located in Australia). The consortium entered into a stock purchase agreement (“Purchase Agreement”) with Korea Deposit Insurance Corporation (“KDIC”), and acquired 51% of the outstanding shares of Korea Life Insurance Co., Ltd. (“KLI”) on December 12, 2002. Pursuant to the Purchase Agreement, the Company acquired 17% of the outstanding shares for approximately 275 billion Korean won (¥27,778 million) and made a payment for half of this amount on December 12, 2002. With respect to the other half of the purchase price (the “second payment”), the Company is required to make the second payment two years from the date of the Purchase Agreement. At the acquisition date, the excess of the purchase price over the Company’s proportionate share of the fair value of the net assets of KLI was equal to the purchase price of ¥27,778 million ($231 million), as KLI had negative assets as of the acquisition date.

      The Purchase Agreement also provides that the Company and other consortium members have the right to obtain additional shares of the KLI from KDIC (“the Right”). With respect to the Right, the Company and the Hanwha Group entered into a separate agreement providing that the Company can sell the Right to the Hanwha Group at any time from the date of the acquisition through the fifth anniversary of the acquisition date. On the acquisition date, the Company sold 50% of the Right to the Hanwha Group for 21,133 million Korean won (¥2,170 million) as the consideration for the Right. The Company recorded the proceeds in gain on sales of affiliates in the consolidated statements of income.

      Since the Company, through the Consortium Agreement and the Shareholders Agreement, has the ability to influence the operations and the financial policies of KLI, the Company accounts for this investment by the equity method and has recorded its share of earnings from the date of acquisition through December 31, 2002, the date of latest available financial statements.

      On June 11, 2002, ORIX JREIT Inc. (“ORIX JREIT”), a wholly-owned Japanese real estate investment corporation as of March 31, 2002, completed an initial public offering of its investment units, which had been previously issued by ORIX JREIT to the Company. Through this initial public offering, the Company as a unitholder sold to investors 80% or 98,700 units out of 123,372 units of the outstanding units of ORIX JREIT and recognized ¥3,174 million ($26 million) of gain included in other operating revenues in the accompanying consolidated statements of income for the year ended March 31, 2003. The Company received aggregate net cash proceeds from the sale of ¥49,528 million ($412 million) or ¥501,800 per unit ($4,175). As of the date of the public offering, ORIX JREIT invested in 40 properties located in Japan, including 33 office buildings, three residential buildings and four commercial properties such as hotels and retail buildings with total assets of approximately ¥116,775 million ($972 million).

      Subsequent to the initial public offering, the Company accounted for the remaining investment in ORIX JREIT using the equity method of accounting. In addition, ORIX JREIT entered into an asset management agreement with one of the Company’s subsidiaries and paid approximately ¥470 million ($4 million) of management fees from June 2002 to March 2003.

      Companies comprising a significant portion of investment in affiliates are Stockton Holdings Limited (29% of equity share), The Fuji Fire and Marine Insurance Company Limited (22%), ORIX JREIT Inc. (20%) and Korea Life Insurance Co., Ltd. (17%).

      Combined and condensed information relating to the affiliates accounted for by the equity method for the fiscal year ended March 31, 2003 are as follows (operation data for entities acquired during fiscal 2003 reflects only the period since the Company made the investment and on the lag basis described above):

		Millions of
	Millions of yen	U.S. dollars

	2003	2003

Operations:
Total revenues	¥378,761	$3,151
Income before income taxes	44,887	373
Net income	34,593	288
Financial position:
Total assets	¥5,307,035	$44,152
Total liabilities	5,104,873	42,470
Shareholders’ equity	202,162	1,682

      The Company had no significant transactions with these companies.

      In 2001 and 2002, the affiliates, either individually or on a combined basis, were not significant to the financial position or results of operations of the Company and, therefore, combined condensed information has not been provided.

12. Goodwill and Other Intangible Assets

       Changes in goodwill by reportable segment for fiscal 2003 are as follows:

	Millions of yen

		Equipment	Real estate
	Corporate	operating	related		Life		The	Asia and
	finance	leases	finance	Real estate	insurance	Other	Americas	Oceania	Europe	Total

Beginning Balance	¥338	¥746	¥(737)	¥(171)	¥4,452	¥167	¥7,442	¥2,664	¥262	¥15,163
Acquired	271	—	3,002	—	—	54	—	71	—	3,398
Impairment	—	—	—	—	—	—	—	—	(274)	(274)
Other (net)*	—	—	737	171	—	—	(705)	8	12	223

Ending Balance	¥609	¥746	¥3,002	¥—	¥4,452	¥221	¥6,737	¥2,743	¥—	¥18,510

	Millions of U.S. dollars

		Equipment	Real estate
	Corporate	operating	related		Life		The	Asia and
	finance	leases	finance	Real estate	insurance	Other	Americas	Oceania	Europe	Total

Beginning Balance	$3	$6	$(6)	$(1)	$37	$1	$62	$22	$2	$126
Acquired	2	—	25	—	—	1	—	1	—	29
Impairment	—	—	—	—	—	—	—	—	(2)	(2)
Other (net)*	—	—	6	1	—	—	(6)	0	0	1

Ending Balance	$5	$6	$25	$—	$37	$2	$56	$23	$—	$154

*	Other includes effect of an adoption of FASB Statement No. 141 and foreign currency translation adjustments.

      The amount of goodwill amortization included in net income in fiscal 2001 and 2002 was ¥830 million and ¥728 million, respectively. The effects on income before extraordinary gain and cumulative effect of a change in accounting principle, net income and net income per share of excluding such goodwill amortization from fiscal 2001 and 2002 would have been as follows:

	Millions of yen

	2001	2002	2003

Income before extraordinary gain and cumulative effect of a change in accounting principle, as reported	¥34,157	¥40,136	¥25,092
Add back: Goodwill amortization	830	728	—
Income before extraordinary gain and cumulative effect of a change in accounting principle, excluding goodwill amortization	34,987	40,864	25,092

	Yen

	Basic			Diluted

	2001	2002	2003	2001	2002	2003

Income before extraordinary gain and cumulative effect of a change in accounting principle, as reported	¥417.77	¥487.57	¥299.88	¥400.99	¥465.57	¥283.04
Add back: Goodwill amortization	10.16	8.84	—	9.72	8.42	—
Income before extraordinary gain and cumulative effect of a change in accounting principle, excluding goodwill amortization	427.93	496.41	299.88	410.71	473.99	283.04

	Millions of yen

	2001	2002	2003

Net income, as reported	¥34,157	¥40,269	¥30,243
Add back: Goodwill amortization	830	728	—
Net income, excluding goodwill amortization	34,987	40,997	30,243

	Yen

	Basic			Diluted

	2001	2002	2003	2001	2002	2003

Net income, as reported	¥417.77	¥489.19	¥361.44	¥400.99	¥467.11	¥340.95
Add back: Goodwill amortization	10.16	8.84	—	9.72	8.42	—
Net income, excluding goodwill amortization	427.93	498.03	361.44	410.71	475.53	340.95

      As of March 31, 2003, intangible assets not subject to amortization are ¥3,294 million ($27 million) and the gross carrying amount of intangible assets subject to amortization includes software of ¥34,644 million ($288 million) and others of ¥6,174 million ($51 million) associated with accumulated amortization of ¥18,108 million ($151 million). The aggregate amortization expense for the net carrying amount of intangible assets in fiscal 2003 is ¥7,440 million ($62 million).

      The estimated amortization expenses for each of five succeeding fiscal years are ¥6,276 million ($52 million) in fiscal 2004, ¥4,917 million ($41 million) in fiscal 2005, ¥4,499 million ($37 million) in fiscal 2006, ¥3,657 million ($30 million) in fiscal 2007 and ¥2,550 million ($21 million) in fiscal 2008, respectively.

13. Short-Term and Long-Term Debt

       Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

      The composition of short-term debt and the weighted average interest rate on short-term debt at March 31, 2002 and 2003 are as follows:

March 31, 2002

		Weighted
	Millions of yen	average rate

Short-term debt in Japan, mainly from banks	¥279,009	1.3%
Short-term debt outside Japan, mainly from banks	352,521	3.0
Commercial paper in Japan	1,009,003	0.2
Commercial paper outside Japan	3,929	4.0

	¥1,644,462	1.0

March 31, 2003

		Millions of	Weighted
	Millions of yen	U.S. dollars	average rate

Short-term debt in Japan, mainly from banks	¥296,310	$2,465	1.1%
Short-term debt outside Japan, mainly from banks	296,861	2,470	2.2
Commercial paper in Japan	522,814	4,349	0.1
Commercial paper outside Japan	4,449	37	2.4

	¥1,120,434	$9,321	0.9

      Long-term debt at March 31, 2002 and 2003 consists of the following:

March 31, 2002

	Due	Millions of yen

Banks:
Fixed rate: 1.3% to 7.5%	2003-2014	¥254,649
Floating rate: principally based on LIBOR plus 0.0% to 0.9%	2003–2007	683,041
Insurance companies and others:
Fixed rate: 0.5% to 8.8%	2003-2009	376,259
Floating rate: principally based on LIBOR plus 0.0% to 0.6%	2003–2012	268,124
Unsecured 0.4% to 3.1% bonds	2003-2013	784,800
Unsecured 0.0% to 0.4% convertible notes	2005-2007	68,788
Unsecured 0.6% to 1.9% bonds with warrants	2003-2006	9,100
Unsecured 0.0% to 7.3% notes under medium-term note program	2003-2012	324,369
3.0% to 7.8% payables under securitized lease receivables	2003-2007	40,731

		¥2,809,861

March 31, 2003

			Millions of
	Due	Millions of yen	U.S. dollars

Banks:
Fixed rate: 1.3% to 7.5%	2004-2015	¥198,680	$1,653
Floating rate: principally based on LIBOR plus 0.0% to 0.8%	2004-2011	730,970	6,081
Insurance companies and others:
Fixed rate: 0.5% to 6.7%	2004-2011	388,646	3,233
Floating rate: principally based on LIBOR plus 0.0% to 0.6%	2005–2012	275,583	2,293
Unsecured 0.1% to 3.1% bonds	2004-2013	768,587	6,394
Unsecured 0.0% to 0.4% convertible notes	2005–2007	68,630	571
Unsecured 0.6% to 1.6% bonds with warrants	2004–2006	6,900	57
Unsecured 0.0% bonds with stock acquisition rights	2022	49,921	416
Unsecured 0.0% to 7.2% notes under medium-term note program	2004–2012	245,300	2,041
0.5% to 7.6% payables under securitized lease receivables	2004–2009	105,281	876
0.8% to 5.8% payables under securitized loan receivables	2010	18,115	151

		¥2,856,613	$23,766

      The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2003 is as follows:

		Millions of
Year ending March 31,	Millions of yen	U.S. dollars

2004	¥771,052	$6,415
2005	713,225	5,934
2006	600,444	4,995
2007	422,554	3,516
2008	164,204	1,366
Thereafter	185,134	1,540

Total	¥2,856,613	$23,766

      For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made annually and principal is repaid upon maturity of the notes.

      The Company issued Euro yen convertible bonds of ¥40,000 million in October 1999 and ¥28,840 million (added premium of ¥840 million) in December 2001. These are currently convertible into approximately 3,381,000 shares and 1,892,000 shares of common stock at ¥11,831.80 and ¥14,800.00 per share, respectively.

      The Company issued unsecured Japanese yen bonds with warrants. These bonds were issued in conjunction with compensation plans that are described in Note 17. “Stock-Based Compensation.” These bonds in the amount of ¥3,500 million, ¥1,800 million and ¥1,600 million (excluding value of warrants) were issued at par in November 1999, September 2000 and July 2001, respectively.

      The Company issued U.S. dollar zero coupon senior bond of $400 million, net of unamortized discount of $622 million, in May 2002. The bond has stock acquisition rights that are currently convertible into approximately 3,136,000 shares of common stock at a conversion price of $127.44 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than specified conversion trigger price which will be accreted from $140.48 for the quarter including the date of issuance to $355.05 for the quarter ending the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred.

      Total committed lines for the Company and its subsidiaries were ¥933,640 million and ¥862,147 million ($7,173 million) at March 31, 2002 and 2003, respectively, and, of these lines, ¥849,876 million and ¥797,449 million ($6,634 million) were available at March 31, 2002 and 2003, respectively. Of the available committed lines, ¥75,722 million and ¥86,459 million ($719 million) were long-term committed credit lines at March 31, 2002 and 2003, respectively.

      There were no committed lines which were restricted for commercial paper backup purposes at March 31, 2002. While ¥80,000 million ($666 million) of the total committed lines at March 31, 2003 were restricted for commercial paper backup purposes, no borrowings were made under these lines.

      Some of the debt and commitment contracts contain covenant clauses. The covenants require the Company and its subsidiaries to maintain certain level of equity amounts or credit rating issued by the rating agencies. As of March 31, 2003, the Company and its subsidiaries were in compliance with their financial covenants.

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

      In addition to the minimum lease payments receivable related to the payables under securitized lease receivables described in Note 9. “Securitization Transactions,” the short-term and long-term debt payable to financial institutions are secured by the following assets as of March 31, 2003:

		Millions of
	Millions of yen	U.S. dollars

Minimum lease payments, loans and future rentals	¥85,349	$710
Investment in securities (include repurchase facilities of ¥139,399 million ($1,160 million))	139,925	1,164
Other operating assets and office facilities, net	11,756	98

	¥237,030	$1,972

      As of March 31, 2003, securities and other assets of ¥26,816 million ($223 million) were pledged for collateral security deposits.

      Under agreements with customers on brokerage business, the Company and its subsidiaries received customers’ securities with an approximate value of ¥12,319 million ($102 million) as of March 31, 2003, that may be sold or repledged by the Company and its subsidiaries. As of March 31, 2003, ¥8,363 million ($70 million) at market value of the securities are repledged as collateral for short-term debt.

      Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

14. Deposits

       Deposits at March 31, 2002 and 2003, consist of the following:

			Millions of
	Millions of yen		U.S. dollars

	2002	2003	2003

Time deposits	¥182,926	¥214,801	$1,787
Other deposits	42,317	47,666	397

Total	¥225,243	¥262,467	$2,184

      The balances of time deposits, including certificates of deposit, issued in amounts of ¥10 million ($83 thousand) or more were ¥142,689 million and ¥146,353 million ($1,218 million) at March 31, 2002 and 2003, respectively.

      The maturity schedule of time deposits at March 31, 2003 is as follows:

		Millions of
Year ending March 31,	Millions of yen	U.S. dollars

2004	¥119,164	$991
2005	26,143	218
2006	23,710	197
2007	22,911	191
2008	22,873	190

Total	¥214,801	$1,787

15. Income Taxes

       Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes and the provision for income taxes in fiscal 2001, 2002 and 2003 are as follows:

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes:
Domestic	¥56,076	¥62,411	¥36,589	$304
Foreign	3,160	10,628	9,699	81

	¥59,236	¥73,039	¥46,288	$385

Provision for income taxes:
Current—
Domestic	¥12,648	¥14,165	¥43,652	$363
Foreign	4,320	1,208	766	6

	16,968	15,373	44,418	369

Deferred—
Domestic	13,080	13,912	(28,521)	(237)
Foreign	(4,969)	3,618	5,299	44

	8,111	17,530	(23,222)	(193)

Provision for income taxes	¥25,079	¥32,903	¥21,196	$176

      The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a statutory income tax rate of approximately 42% in fiscal 2001, 2002 and 2003. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

      Under the provisions of FASB Statement No. 109 (“Accounting for Income Taxes”), the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates. The Amendments to Local Tax Laws, enacted on March 31, 2003 (effective from April 1, 2004), decreased the statutory tax rate to approximately 40.7%. As a result, the net deferred tax liability was reduced by ¥2,420 million ($20 million) which was credited to the provision for income taxes in fiscal 2003.

      Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2001, 2002 and 2003 are as follows:

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

Income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥59,236	¥73,039	¥46,288	$385

Tax provision computed at statutory rate	¥24,879	¥30,676	¥19,441	$162
Increases (reductions) in taxes due to:
Change in valuation allowance	162	549	2,597	21
Non-deductible expenses for tax purposes	575	641	1,013	8
Effect of a change in tax rate	—	—	(2,420)	(20)
Amortization of goodwill	147	176	—	—
Effect of lower tax rates on foreign subsidiaries and domestic life insurance subsidiary	(1,050)	(873)	(705)	(6)
Effect of gain on sales of domestic subsidiaries	—	1,648	—	—
Other, net	366	86	1,270	11

Provision for income taxes	¥25,079	¥32,903	¥21,196	$176

      Total income taxes recognized in fiscal 2001, 2002 and 2003 are as follows:

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

Provision for income taxes	¥25,079	¥32,903	¥21,196	$176
Income tax on extraordinary gain	—	—	2,206	18
Income tax on cumulative effect of a change in accounting principle	—	51	353	3
Income tax on other comprehensive income (loss):
Net cumulative effect of adopting FASB statement No. 133.	—	(5,698)	—	—
Net unrealized losses on investment in securities	(8,809)	(11,694)	(7,046)	(58)
Minimum pension liability adjustments	(859)	(1,517)	1,986	17
Foreign currency translation adjustments	1,556	680	(835)	(7)
Net unrealized losses on derivative instruments	—	1,204	(445)	(4)

Total income taxes	¥16,967	¥15,929	¥17,415	$145

      The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2002 and 2003 are as follows:

			Millions of
	Millions of yen		U.S. dollars

	2002	2003	2003

Assets:
Net operating loss carryforwards	¥21,656	¥23,268	$194
Allowance for doubtful receivables on direct financing leases and probable loan losses	32,568	25,514	212
Other operating assets	—	8,761	73
Policy liabilities	1,459	1,387	12
Accrued expenses	9,341	8,088	67
Other	9,459	9,739	81

	74,483	76,757	639
Less: valuation allowance	(4,622)	(7,034)	(59)

	69,861	69,723	580
Liabilities:
Investment in direct financing leases	137,896	116,583	970
Investment in operating leases	21,369	19,255	160
Investment in securities	6,682	2,219	19
Deferred life insurance acquisition costs	11,364	12,768	106
Undistributed earnings	15,350	14,797	123
Prepaid benefit cost	9,144	10,223	85
Other	4,698	5,132	43

	206,503	180,977	1,506

Net deferred tax liability	¥136,642	¥111,254	$926

      The valuation allowance mainly related to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. The Company does not believe the likelihood of realizing these deferred tax assets is more likely than not. The net changes in the total valuation allowance in fiscal 2002 and 2003 were increases of ¥834 million and ¥2,412 million ($20 million), respectively.

      Certain subsidiaries have net operating loss carryforwards of ¥55,739 million ($464 million) for which deferred tax assets have been recognized as of March 31, 2003, which expire as follows:

		Millions of
Year ending March 31,	Millions of yen	U.S. dollars

2004	¥3,231	$27
2005	3,331	28
2006	6,150	51
2007	2,111	18
2008	2,070	17
Thereafter	38,846	323

Total	¥55,739	$464

      As of March 31, 2003, a deferred tax liability of ¥8,889 million ($74 million) has not been recognized for ¥84,909 million ($706 million) of undistributed earnings of certain foreign subsidiaries as it is the Company’s intention to permanently reinvest those earnings. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

      Net deferred tax assets and liabilities at March 31, 2002 and 2003 are reflected in the accompanying consolidated balance sheets under the following captions:

			Millions of
	Millions of yen		U.S. dollars

	2002	2003	2003

Other assets	¥4,890	¥17,588	$146
Income taxes: Deferred	141,532	128,842	1,072

Net deferred tax liability	¥136,642	¥111,254	$926

16. Pension Plans

       The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees other than directors and corporate auditors. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of such payments are determined on the basis of length of service and remuneration at the time of termination. The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

      The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2002 and 2003 is as follows:

			Millions of
	Millions of yen		U.S. dollars

	2002	2003	2003

Change in benefit obligation:
Benefit obligation at beginning of year	¥53,153	¥66,715	$555
Service cost	3,799	4,060	34
Interest cost	1,757	1,728	14
Plan participants’ contributions	503	535	4
Plan amendments	247	(3,076)	(25)
Actuarial loss	6,655	6,332	53
Foreign currency exchange rate change	242	(345)	(3)
Benefits paid	(1,231)	(1,653)	(14)
Plan curtailment	(327)	(69)	(1)
Settlements	(148)	—	—
Special termination benefits	18	1	0
Acquisition and other	2,047	460	4

Benefit obligation at end of year	¥66,715	¥74,688	$621

Change in plan assets:
Fair value of plan assets at beginning of year	¥44,279	¥55,418	$461
Actual return on plan assets	(975)	(7,718)	(64)
Employer contribution	11,472	7,719	64
Plan participants’ contributions	503	535	4
Benefits paid	(1,117)	(1,239)	(10)
Foreign currency exchange rate change	190	(261)	(2)
Settlements	(148)	—	—
Acquisition and other	1,214	38	0

Fair value of plan assets at end of year	¥55,418	¥54,492	$453

The funded status of the plans:
Funded status	¥(11,297)	¥(20,196)	$(168)
Unrecognized prior service cost	23	(2,802)	(23)
Unrecognized net actuarial loss	31,079	45,170	375
Unrecognized net transition obligation	317	359	3

Net amount recognized	¥20,122	¥22,531	$187

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost	¥21,771	¥25,119	$209
Accrued benefit liability	(13,504)	(9,787)	(82)
Intangible asset	130	112	1
Accumulated other comprehensive income, gross of tax	11,725	7,087	59

Net amount recognized	¥20,122	¥22,531	$187

      The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥27,622 million, ¥24,964 million and ¥11,620 million, respectively, at March 31, 2002, and ¥35,147 million ($292 million), ¥23,903 million ($199 million) and ¥14,383 million ($120 million), respectively, at March 31, 2003.

      Net pension cost of the plans for fiscal 2001, 2002 and 2003 consists of the following:

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

Service cost	¥3,329	¥3,799	¥4,060	$34
Interest cost	1,496	1,757	1,728	15
Expected return on plan assets	(1,323)	(1,496)	(1,534)	(13)
Amortization of unrecognized transition obligation	29	34	11	0
Amortization of unrecognized net actuarial loss	818	1,137	1,588	13
Amortization of unrecognized prior service cost	(26)	(13)	(272)	(2)
Plan curtailment and settlements	—	146	13	0

Net periodic pension cost	¥4,323	¥5,364	¥5,594	$47

      Significant assumptions of domestic and foreign pension plans used to determine these amounts for fiscal 2001, 2002 and 2003 are as follows:

Domestic	2001	2002	2003

Discount rate	3.0%	2.5%	2.0%
Rate of increase in compensation levels	2.1%	2.2%	1.7%
Expected long-term rate of return on plan assets	3.0%	2.5%	2.0%

Foreign	2001	2002	2003

Discount rate	7.3%	7.0%	6.3%
Rate of increase in compensation levels	4.5%	4.3%	4.0%
Expected long-term rate of return on plan assets	9.3%	9.3%	8.5%

      In addition, directors and corporate auditors of the Company and certain subsidiaries, and executive officers of the Company, receive lump-sum payments upon termination of their services under unfunded termination plans. The payments to directors and corporate auditors are subject to shareholders’ approval. The amount required based on length of service and remuneration to date under these plans is fully accrued.

      Total provisions charged to income for all the plans including the defined benefit plans are ¥5,119 million, ¥6,238 million and ¥7,094 million ($59 million) in fiscal 2001, 2002 and 2003, respectively.

17. Stock-Based Compensation

       The Company has four types of stock-based compensation plans as incentive plans for directors, corporate executive officers, corporate auditors and selected employees.

      In fiscal 1998, 1999, 2000 and 2001, the Company granted stock options to directors, corporate executive officers and certain employees of the Company and the stock options vested immediately except for the fiscal 2001 plan which had a vesting period of three years and the exercise periods are 5 years, 9.75 years, 9.7 years and 10 years from the grant date, respectively. Under the plans, option holders have the right to purchase in the aggregate 168,000, 146,000, 145,000 and 316,700 treasury shares of the Company for options granted during fiscal 1998, 1999, 2000 and 2001, respectively.

      In fiscal 1999, 2000, 2001 and 2002, the Company issued unsecured bonds with detachable warrants. Simultaneously with the issuance of the unsecured bonds, the Company purchased all of the detachable warrants from the underwriters and distributed such warrants to corporate auditors and certain employees of the Company and to directors, corporate auditors and certain employees of subsidiaries. The warrants issued each fiscal year from fiscal 1999 to 2002 vested immediately with an exercise period of four years. By exercising the warrants, the warrant holders can purchase in the aggregate, 315,593, 302,484, 126,143 and 124,303 shares of the Company granted for each fiscal year. The number of the Company’s shares to be issued for fiscal 1999 and fiscal 2000 plans was adjusted April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000. For financial reporting purposes, these transactions were accounted for as the issuance of debt to third parties and separately as the issuance of warrants to directors, corporate auditors and employees. The issuance of the warrants was accounted for under APB Opinion No. 25 (“Accounting for Stock Issued to Employees”).

      In fiscal 2002, the Company granted another option plan of which the vesting period was two years and the exercise period was 10 years from the grant date. Under this plan, the Company issued warrants to directors, corporate executive officers and certain employees of the Company to purchase, in the aggregate, 300,900 shares of the Company’s common stock at an exercise price. The issuance of the warrants was accounted for under APB Opinion No. 25.

      In fiscal 2003, the Company granted stock acquisition rights which had a vesting period of 1.67 years and an exercise period of 9.67 years. The acquisition rights were to purchase, in the aggregate, 453,300 shares of the Company’s common stock at an exercise price. The acquisition rights were distributed to directors, corporate executive officers and certain employees of the Company and directors, corporate auditors and certain employees of subsidiaries. The issuance of the stock acquisition rights was accounted for under APB Opinion No. 25.

      The Board of Directors intends to obtain approval from shareholders, at the next general meeting, to be held on June 25, 2003, for an additional grant of stock acquisition rights for 570,000 shares, to directors, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies during fiscal 2004.

      For all plans above, the exercise prices, which are determined by a formula linked to the stock price of the Company’s shares on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s shares at the grant dates.

      The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2001	2002	2003

Grant-date fair value	¥5,847	¥5,014	¥3,126	($26.01)
Expected life	9.25 Years	9.65 Years	6.95 Years
Risk-free rate	1.15%	1.21%	0.52%
Expected volatility	30.79%	32.31%	43.52%
Expected dividend yield	0.096%	0.123%	0.339%

      The following table summarizes information about stock option activity for fiscal 2001, 2002 and 2003:

	2001		2002		2003

		Weighted		Weighted
		average		average		Weighted average
		exercise price		exercise price		exercise price
	Number		Number		Number
	of shares	Yen	of shares	Yen	of shares	Yen	U.S. dollars

Outstanding at beginning of year	902,577	¥9,150	1,276,547	¥11,458	1,568,253	¥11,991	$99.76
Granted	442,843	15,650	425,203	12,329	453,300	7,452	62.00
Exercised	(67,573)	8,010	(124,616)	7,846	(62,929)	6,899	57.40
Forfeited or expired	(1,300)	16,272	(8,881)	9,735	(125,219)	7,758	64.54

Outstanding at end of year	1,276,547	11,458	1,568,253	11,991	1,833,405	11,333	94.28

Exercisable at end of year	961,147	¥9,879	953,953	¥10,475	767,905	¥11,225	$93.39

      The exercise prices of the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000.

      Summary information about the Company’s stock options outstanding and exercisable at March 31, 2003 is as follows:

	Outstanding			Exercisable

		Weighted average	Weighted average		Weighted average
Range of exercise price		remaining life	exercise price		exercise price
	Number of			Number of
Yen	shares	Years	Yen	shares	Yen

¥7,452-¥10,000	566,700	8.45	¥7,518	113,400	¥7,784
10,001-13,000	829,273	4.63	11,663	529,673	11,286
13,001-16,272	437,432	5.61	15,649	124,832	14,090

7,452-16,272	1,833,405	6.04	11,333	767,905	11,225

	Outstanding			Exercisable

Range of		Weighted average	Weighted average		Weighted average
exercise price		remaining life	exercise price		exercise price
	Number of			Number of
U.S. dollars	shares	Years	U.S. dollars	shares	U.S. dollars

$62.00-$83.19	566,700	8.45	$62.55	113,400	$64.76
83.20-108.15	829,273	4.63	97.03	529,673	93.89
108.16-135.37	437,432	5.61	130.19	124,832	117.22

62.00-135.37	1,833,405	6.04	94.28	767,905	93.39

18. Accumulated Other Comprehensive Income (Loss)

       Changes in each component of accumulated other comprehensive income (loss) in fiscal 2001, 2002 and 2003 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders’ equity.

	Millions of yen

	Net unrealized		Foreign	Net unrealized	Accumulated
	gains on	Minimum pension	currency	losses on	other
	investment in	liability	translation	derivative	comprehensive
	securities	adjustments	adjustments	instruments	income (loss)

Balance at March 31, 2000	¥45,704	¥(3,485)	¥(43,636)	¥—	¥(1,417)
Net unrealized losses on investment in securities, net of tax of ¥9,750 million	(12,334)				(12,334)
Reclassification adjustment for losses included in net income, net of tax of ¥(941) million	974				974
Minimum pension liability adjustments, net of tax of ¥859 million		(1,199)			(1,199)
Foreign currency translation adjustments, net of tax of ¥(1,556) million			20,532		20,532
Reclassification adjustment for gains included in net income, net of tax of ¥—million			(2,004)		(2,004)

Current period change	(11,360)	(1,199)	18,528	—	5,969

Balance at March 31, 2001	34,344	(4,684)	(25,108)	—	4,552
Net cumulative effect of adopting FASB Statement No. 133, net of tax of ¥5,698 million				(8,400)	(8,400)
Net unrealized losses on investment in securities, net of tax of ¥11,796 million	(19,555)				(19,555)
Reclassification adjustment for gains included in net income, net of tax of ¥(102) million	(33)				(33)
Minimum pension liability adjustments, net of tax of ¥1,517 million		(2,150)			(2,150)
Foreign currency translation adjustments, net of tax of ¥(680) million			10,324		10,324
Reclassification adjustment for gains included in net income, net of tax of ¥—million			(16)		(16)
Net unrealized losses on derivative instruments, net of tax of ¥51 million				(76)	(76)
Reclassification adjustment for losses included in net income, net of tax of ¥(1,255) million				1,914	1,914

Current period change	(19,588)	(2,150)	10,308	(6,562)	(17,992)

	Millions of yen

	Net unrealized		Foreign	Net unrealized	Accumulated
	gains on	Minimum pension	currency	losses on	other
	investment in	liability	translation	derivative	comprehensive
	securities	adjustments	adjustments	instruments	income (loss)

Balance at March 31, 2002	14,756	(6,834)	(14,800)	(6,562)	(13,440)
Net unrealized losses on investment in securities, net of tax of ¥7,887 million	(14,300)				(14,300)
Reclassification adjustment for losses included in net income, net of tax of ¥(841) million	1,461				1,461
Minimum pension liability adjustments, net of tax of ¥(1,986) million		2,652			2,652
Foreign currency translation adjustments, net of tax of ¥835 million			(15,780)		(15,780)
Reclassification adjustment for losses included in net income, net of tax of ¥— million			661		661
Net unrealized losses on derivative instruments, net of tax of ¥1,040 million				(1,785)	(1,785)
Reclassification adjustment for losses included in net income, net of tax of ¥(595) million				784	784

Current period change	(12,839)	2,652	(15,119)	(1,001)	(26,307)

Balance at March 31, 2003	¥1,917	¥(4,182)	¥(29,919)	¥(7,563)	¥(39,747)

	Millions of U.S. dollars

	Net unrealized		Foreign	Net unrealized	Accumulated
	gains on	Minimum pension	currency	losses on	other
	investment in	liability	translation	derivative	comprehensive
	securities	adjustments	adjustments	instruments	income (loss)

Balance at March 31, 2002	$123	$(57)	$(123)	$(54)	$(111)
Net unrealized losses on investment in securities, net of tax of $66 million	(119)				(119)
Reclassification adjustment for losses included in net income, net of tax of $(7) million	12				12
Minimum pension liability adjustments, net of tax of $(17) million		22			22
Foreign currency translation adjustments, net of tax of $7 million			(131)		(131)
Reclassification adjustment for losses included in net income, net of tax of $—million			5		5
Net unrealized losses on derivative instruments, net of tax of $9 million				(15)	(15)
Reclassification adjustment for losses included in net income, net of tax of $(5) million				7	7

Current period change	(107)	22	(126)	(8)	(219)

Balance at March 31, 2003	$16	$(35)	$(249)	$(62)	$(330)

19. Shareholders’ Equity

       Changes in the number of shares issued and outstanding in fiscal 2001, 2002 and 2003 are as follows:

	Number of shares

	2001	2002	2003

Beginning balance	68,630,294	82,388,025	84,303,985
Common stock issued in public and private offering	—	1,800,000	—
Exercise of warrants	31,673	95,383	61,929
Common stock issued for acquisitions of minority interests of subsidiaries	—	20,577	—
Common stock issued in stock split on May 19, 2000	13,726,058	—	—

Ending balance	82,388,025	84,303,985	84,365,914

      Prior to October 1, 2001, the Japanese Commercial Code (the “Code”) provided that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to a legal reserve until such reserve equaled 25% of issued capital. The Code, amended effective on October 1, 2001, provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Code also provides that both additional paid-in capital and the legal reserve are not available for cash dividends but may be used to reduce a capital deficit and may be reduced (in the case of the latter, in aggregate, the remainder after such reduction should not be less than 25% of the issued capital and a resolution of a general meeting of shareholders is required), or may be capitalized by resolution of the Board of Directors.

      The Code provides that at least one-half of the issue price of new shares be included in common stock. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock and proceeds received from the issuance of common stock, including the exercise of warrants, equally between common stock and additional paid-in capital by resolution of the Board of Directors.

      The Board of Directors resolved to recommend to the shareholders, at the next general meeting, to be held on June 25, 2003, the declaration of a cash dividend totaling ¥2,092 million ($17 million), which would be paid in that month to the shareholders of record as of March 31, 2003.

      The amount available for dividends under the Code is based on the amount recorded in the Company’s non-consolidated books of account in accordance with accounting principles generally accepted in Japan, and amounted to ¥103,102 million ($858 million) as of March 31, 2003. However, there are restrictions on the payment of dividends relating to net unrealized gains on investment in securities and the earnings impact of derivatives under accounting principles generally accepted in Japan, amounting to ¥6,201 million ($52 million) as of March 31, 2003.

      Retained earnings at March 31, 2003 includes ¥30,274 million ($252 million) relating to equity in undistributed earnings of 50% or less owned companies accounted for by the equity method.

      As of March 31, 2003, the restricted net assets of certain subsidiaries are ¥112,052 million ($932 million). These restricted net assets include regulatory capital requirements for life insurance, banking, securities brokerage operations of ¥24,789 million ($206 million) and financial covenants imposed by creditors and derivative transaction counter-parties of ¥87,263 million ($726 million).

      The Company implemented a 1.2-for-1 stock split on May 19, 2000 for shareholders of record as of March 31, 2000.

20. Brokerage Commissions and Net Gains on Investment Securities

       Brokerage commissions and net gains on investment securities in fiscal 2001, 2002 and 2003 consist of the following:

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

Brokerage commissions	¥3,252	¥2,940	¥2,400	$20
Net gains on investment securities	8,803	15,427	8,457	70

	¥12,055	¥18,367	¥10,857	$90

      Trading activities—Gains on investment securities, net, include net trading revenue of ¥552 million and ¥442 million and net trading loss of ¥1,040 million ($9 million) for fiscal 2001, 2002 and 2003, respectively. Gains of ¥444 million, ¥225 million and ¥231 million ($2 million) on derivative trading instruments are also included in gains on investment securities, net, for fiscal 2001, 2002 and 2003, respectively.

21. Life Insurance Operations

       Life insurance premiums and related investment income in fiscal 2001, 2002 and 2003 consist of the following:

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

Life insurance premiums	¥141,528	¥135,479	¥122,963	$1,023
Life insurance related investment income	16,786	16,854	15,548	129

	¥158,314	¥152,333	¥138,511	$1,152

      The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in the recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized in proportion to premium revenue recognized. Amortization charged to income for fiscal 2001, 2002 and 2003 amounted to ¥10,671 million, ¥11,424 million and ¥11,740 million ($98 million), respectively.

22. Other Operations

       In fiscal 2002 and 2003, other operating revenues include revenues from building maintenance operations, which amounted to ¥6,673 million and ¥11,731 million ($98 million), respectively, and their related expenses were ¥5,448 million and ¥9,602 million ($80 million), respectively. There were no amounts in fiscal 2001. In addition, in fiscal 2001, 2002 and 2003, other operating revenues include fee income from the servicing of receivables in a foreign subsidiary, which amounted to ¥6,798 million, ¥6,722 million and ¥5,884 million ($49 million), respectively, and their related costs were ¥1,235 million, ¥1,275 million and ¥976 million ($8 million), respectively.

      Other items consist of revenues and expenses from golf courses, a training facility and hotels, operating results from real estate related business, commissions for the sale of insurance and other financial products and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2001, 2002 and 2003, respectively.

      Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2001, 2002 and 2003.

23. Write-downs of Long-Lived Assets

       During fiscal 2003, a number of external events and factors have combined to create an environment causing increased stress across the Company and its subsidiaries’ portfolio of earning assets. Such factors include the decline in the Japanese benchmark equity index by 4.7% between February 28 and March 31, 2003 and an average national decline in the value of real estate of 3.7% during the six months ended March 31, 2003.

      As of March 31, 2003, tests for impairment, following the requirements contained in FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), were performed for any significant assets where the Company and its subsidiaries believed there had been indications that the fair value of the asset had possibly declined below the carrying value. Examples of such indications are the continued declines in the value of commercial and residential real estate in Japan, the decline in the value of memberships in golf courses and declines in rental rates in certain markets.

      In accordance with FASB Statement No. 144, an asset is generally deemed to be impaired if the sum of future cash flows is expected to be less than the current carrying value of the asset. If an asset is deemed to be impaired, the value of the asset is written down to estimated fair value. The requirements of FASB Statement No.144 potentially result in large charges being recorded in the period in response to relatively smaller changes in estimated future cash flows. An asset is generally not considered to be impaired so long as the undiscounted estimated future cash flows exceed the carrying value. However, once the estimated cash flows are believed to be less than the current carrying value, the asset is written down to estimated fair value (which would generally be similar to discounting the estimated future cash flows). Write-downs to estimated fair value prior to the point that the asset is determined to be impaired are not permitted.

      During fiscal 2001, 2002 and 2003, the Company and certain subsidiaries recognized impairment losses for the difference between long-lived asset carrying values and estimated fair values in the amount of ¥4,090 million, ¥2,716 million and ¥50,682 million ($422 million), respectively, which are reflected as write-downs of long-lived assets. Fair value was calculated based on recent transactions involving sales of similar assets, independent appraisals, appraisals prepared internally by its own staff of appraisers or other valuation techniques to estimate fair value. The losses were included all in the real estate segment in the segment information. The detail of significant write-downs is as follows.

      Golf courses —During the year ended March 31, 2001, a subsidiary recorded an impairment loss on one golf course property of ¥3,257 million. At the end of fiscal 2002, the prices of individual golf memberships were rising and no impairment losses were recorded during the year ended March 31, 2002. However, in fiscal 2003, after continuing to rise for a few months, the prices of individual golf course memberships fell steeply. Further, the fair value of individual golf courses fell during the year and competition resulted in the reduction in play fees at many courses. Certain subsidiaries have reassessed, in some cases with the assistance of outside consultants, the expected future cash flows for all of the golf courses they own. Certain subsidiaries have determined that the expected future cash flow for four golf courses is less than current carrying amount and have written these golf courses down to their estimated fair value resulting in write-downs of long-lived assets of ¥25,270 million ($210 million) in the year ended March 31, 2003.

      Corporate Dormitories —The Company and a subsidiary have a business activity that consists of leasing corporate dormitory buildings to major corporations in Japan. In the year ended March 31, 2001, an impairment loss of ¥350 million was recorded with respect to two dormitory properties. No impairment loss on dormitory properties was recorded during the year ended March 31, 2002. However, during 2003, several corporations decided not to renew leases or to only agree to renew at lower rates. Therefore, the Company and a subsidiary have reviewed and adjusted the expected cash flows for all 44 dormitory properties it currently owns. As a result, the Company and a subsidiary have determined that the expected future cash flow for a small number of dormitory properties is less than the current carrying value and have written these buildings down to their estimated fair value resulting in write-downs of long-lived assets of ¥3,137 million ($26 million) in the year ended March 31, 2003.

      Office Buildings —Rents on office buildings had continued to decline throughout Japan. The Company and certain subsidiaries reassessed the expected future cash flows from office buildings they rent to others. Primarily due to declines in current rental rates, the Company and certain subsidiaries have determined that the expected future cash flow for six office buildings is less than current carrying amount and have written these buildings down to their estimated fair value resulting in write-downs of long-lived assets of ¥7,257 million ($61 million) in the year ended March 31, 2003.

      Hotel properties —As with other real estate assets in Japan, the undiscounted cash flows related to hotel properties have generally declined. Occupancy rates at several of the properties owned by the Company and certain subsidiaries declined during 2003. As a result, the expected future cash flow for four properties is less than current carrying amount and these properties have been written down to their estimated fair value resulting in write-downs of long-lived assets of ¥4,910 million ($41 million) in the year ended March 31, 2003.

      Condominiums and Other— Through March 31, 2002, the Company treated its portfolio of residential condominiums as a single portfolio and assessed future cash flows on that basis. Information on the cash flow related to an individual property was not available. As of March 31, 2002, the estimated future cash flow for the portfolio exceeded the carrying value of the portfolio as a whole and thus no impairment loss was recorded. The Company has installed a new contract management system and this, along with an effort in 2003 to accumulate information on the expenses by property, resulted in cash flow information being available on an individual property basis by March 2003. On a property-by-property basis, approximately 540 units of the 1,800 units in the portfolio as of March 31, 2003, were found to be impaired. These have been written down to their estimated fair value resulting in write-downs of long-lived assets in the year ended March 31, 2003. The Company and certain subsidiaries also have investments in other types of real estate including developed and undeveloped land. During the year, the Company and the subsidiaries recorded impaired losses on certain properties included within this other real estate. The aggregate loss for the year ended March 31, 2003, was ¥10,108 million ($84 million) consisting of impairment of condominiums of ¥6,480 million ($54 million) and impairment of other real estate of ¥3,628 million ($30 million). In fiscal 2001 and 2002, the Company and certain subsidiaries recorded impairment losses of ¥483 million and ¥2,716 million, respectively, for properties included within other real estate.

24. Per Share Data

       In Japan, dividends which are payable to shareholders of record at the end of a fiscal year are subsequently approved by shareholders, and, accordingly, the declaration of these dividends is not reflected in the financial statements at such fiscal year-end.

      A reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2001, 2002 and 2003 is as follows:

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

Income before extraordinary gain and cumulative effect of a change in accounting principle	¥34,157	¥40,136	¥25,092	$209
Effect of dilutive securities—
Convertible notes	87	87	85	1

Income before extraordinary gain and cumulative effect of a change in accounting principle for diluted EPS computation	¥34,244	¥40,223	¥25,177	$210

	Thousands of shares

	2001	2002	2003

Weighted-average shares	81,760	82,318	83,672
Effect of dilutive securities—
Warrants	127	41	—
Convertible notes	3,381	3,962	5,273
Treasury stock	132	74	5

Weighted-average shares for diluted EPS computation	85,400	86,395	88,950

Yen				U.S. dollars

	2001	2002	2003	2003

Earnings per share before extraordinary gain and cumulative effect of a change in accounting principle:
Basic	¥417.77	¥487.57	¥299.88	$2.49
Diluted	400.99	465.57	283.04	2.35

      The computation of diluted net income per share for fiscal 2002 and 2003 uses the same weighted-average number of shares used for the computation of diluted net income per share before extraordinary gain and cumulative effect of a change in accounting principle, and reflects the effects of assumed conversion of convertible notes in diluted net income.

      EPS has been retroactively adjusted for stock splits.

25. Derivative Financial Instruments and Hedging

       The Company and its subsidiaries adopted FASB Statement No. 133 on April 1, 2001. The cumulative effect of the accounting change by adopting FASB Statement No. 133 was a charge of ¥8,400 million, net of tax of ¥5,698 million, to accumulated other comprehensive income (loss) and an increase of ¥133 million, net of tax of ¥51 million, to earnings.

(a) Risk management policy

      The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate. However, such appreciation or depreciation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.

      The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, foreign subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

      By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring counterparties and derivative transactions after contracts have been concluded.

(b) Cash flow hedges

      The Company and its subsidiaries designate interest rate swap agreements as cash flow hedges for variability of cash flows originating from floating rate borrowings. The interest rate swap agreements outstanding as of March 31, 2003 mature at various dates through 2009. Net losses on derivative contracts that were reclassified from other comprehensive loss into earnings through other operating expenses were ¥1,914 million and ¥784 million ($7 million) during fiscal 2002 and fiscal 2003, respectively. Net losses of ¥224 million and ¥124 million ($1 million), which represents the total ineffectiveness of cash flow hedges, were recorded in earnings, through other operating expenses, for fiscal 2002 and 2003, respectively. Approximately ¥870 million ($7 million) of net derivative losses included in accumulated other comprehensive loss, net of applicable income taxes at March 31, 2003 will be reclassified into earnings through other operating expenses within fiscal 2004.

(c) Fair value hedges

      The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. One subsidiary hedges a portion of the interest rate exposure of the fair values of certain asset-backed securities using sales of futures and forward contracts on U.S. treasury securities. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2002 and fiscal 2003, a gain of ¥780 million and a gain of ¥0 million ($0 million) of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings through other operating expenses, respectively.

(d) Hedges of net investment in foreign operations

      The Company uses foreign exchange forward contracts, foreign currency swap agreements and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). The net gain (loss) of foreign currency translation adjustments for fiscal 2002 and fiscal 2003 were a loss of ¥4,212 million and a gain ¥5,052 million ($42 million), respectively.

(e) Trading and other derivatives

      Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and collars for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries’ convertible bonds and are recorded as stand-alone derivative contracts. At March 31, 2002 and 2003, the total face amounts were ¥127,572 million and ¥8,200 million ($68 million), respectively, and the fair value of conversion option were ¥2,195 million and ¥187 million ($2 million), respectively.

      The following table provides notional amount information about derivative instruments as of March 31, 2002 and 2003. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

			Millions of
	Millions of yen		U.S. dollars

	2002	2003	2003

	Notional	Notional	Notional
	amount	amount	amount

Interest rate risk management:
Interest rate swap agreements	¥482,130	¥459,208	$3,820
Options, caps, floors and collars held	31,258	30,462	253
Futures	89,371	—	—
Forward contracts	—	75,726	630
Foreign exchange risk management:
Foreign exchange forward contracts	¥95,410	¥88,436	$736
Foreign currency swap agreements	385,759	303,051	2,521
Trading activities:
Futures	¥143,518	¥95,121	$791
Interest rate swap agreements	2,000	2,000	17
Options, caps, floors and collars held	10,188	6,278	52
Options, caps, floors and collars written	7,598	5,361	45
Foreign exchange forward contracts	2,015	1,876	16

26. Significant Concentrations of Credit Risk

       The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of offset and continuous oversight. The Company and its subsidiaries’ principal financial instrument portfolio consists of direct financing leases and installment loans which are secured by title to the leased assets and assets specifically collateralized in relation to loan agreements. When deemed necessary, guarantees are also obtained. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties’ failure to perform in connection with collateralized financing activities is believed to be minimal. The Company and its subsidiaries have access to collateral in case of bankruptcy and other losses. However if the market of real estate falls greatly and the value of the secured real estate falls below the mortgage setting amount, the Company and certain subsidiaries receive the risk which exceeds their forecast.

      At March 31, 2002 and 2003, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, approximately ¥4,267 billion, or 79%, at March 31, 2002 and approximately ¥4,000 billion ($33,278 million), or 81%, at March 31, 2003 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥712 billion and ¥553 billion ($4,601 million) as of March 31, 2002 and 2003, respectively.

      The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March 31, 2002 and 2003, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases which exceeded 10% of the consolidated total assets. The percentage of investment in transportation equipment to consolidated total assets is 12.5% and 11.7% as of March 31, 2002 and 2003, respectively.

27. Estimated Fair Value of Financial Instruments

       The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

      The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2002

	Millions of yen

	Carrying	Estimated
	amount	fair value

Trading instruments
Trading securities	¥879	¥879
Futures:
Assets	222	222
Liabilities	26	26
Options and other derivatives:
Assets	63	63
Liabilities	47	47
Non-trading instruments
Assets:
Cash and cash equivalents	354,748	354,748
Restricted cash	20,189	20,189
Time deposits	1,050	1,050
Installment loans (net of allowance for probable loan losses)	2,171,230	2,191,632
Investment in securities:
Practicable to estimate fair value	734,927	736,637
Not practicable to estimate fair value	125,530	125,530
Liabilities:
Short-term debt	1,644,462	1,644,462
Deposits	225,243	227,768
Long-term debt	2,809,861	2,833,119
Foreign exchange forward contracts:
Assets	211	211
Liabilities	2,126	2,126
Foreign currency swap agreements:
Assets	4,206	4,206
Liabilities	34,735	34,735

	Millions of yen

	Carrying	Estimated
	amount	fair value

Interest rate swap agreements:
Assets	5,073	5,073
Liabilities	14,399	14,399
Options and other derivatives:
Assets	4,526	4,526
Liabilities	35	35

March 31, 2003

			Millions of
	Millions of yen		U.S. dollars

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Trading instruments
Trading securities	¥12,154	¥12,154	$101	$101
Futures:
Assets	132	132	1	1
Liabilities	59	59	0	0
Options and other derivatives:
Assets	177	177	1	1
Liabilities	64	64	1	1
Non-trading instruments
Assets:
Cash and cash equivalents	204,677	204,677	1,703	1,703
Restricted cash	18,671	18,671	155	155
Time deposits	1,184	1,184	10	10
Installment loans (net of allowance for probable loan losses)	2,197,481	2,213,872	18,282	18,419
Investment in securities:
Practicable to estimate fair value	548,526	548,918	4,564	4,567
Not practicable to estimate fair value	116,755	116,755	971	971
Liabilities:
Short-term debt	1,120,434	1,120,434	9,321	9,321
Deposits	262,467	265,662	2,184	2,210
Long-term debt	2,856,613	2,879,538	23,766	23,956
Foreign exchange forward contracts:
Assets	388	388	3	3
Liabilities	644	644	5	5
Foreign currency swap agreements:
Assets	7,604	7,604	63	63
Liabilities	10,262	10,262	85	85
Interest rate swap agreements:
Assets	3,185	3,185	26	26
Liabilities	17,616	17,616	147	147
Options and other derivatives:
Assets	200	200	2	2
Liabilities	1,114	1,114	9	9

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

Estimation of fair value

      The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

      Cash and cash equivalents, restricted cash, time deposits and short-term debt— For cash and cash equivalents, restricted cash, time deposits and short-term debt, the carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their relatively short maturity.

      Installment loans— The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans and other loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities.

      Investment in securities— For trading securities and available-for-sale securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values).

      For other securities, for which there were no quoted market prices, reasonable estimates of fair values could not be made without incurring excessive costs.

      Deposits— The carrying amounts of demand deposits recognized in the balance sheets were determined to be reasonable estimates of their fair value. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

      Long-term debt— The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates.

      Derivatives— The fair value of derivatives generally reflects the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are available for most of the Company’s and its subsidiaries’ derivatives.

28. Commitments, Guarantees, and Contingent Liabilities

       Commitments— As of March 31, 2003, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥11,256 million ($94 million).

      The minimum future rentals on non-cancelable operating leases are as follows. The longest contract will mature in fiscal 2010.

		Millions of
Year ending March 31,	Millions of yen	U.S. dollars

2004	¥1,091	$9
2005	1,010	8
2006	903	8
2007	788	7
2008	593	5
Thereafter	409	3

Total	¥4,794	$40

      The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥5,722 million, ¥6,301 million and ¥7,293 million ($61 million) in fiscal 2001, 2002 and 2003, respectively.

      The Company and its subsidiaries have non-cancelable consignment contracts of operation and maintenance of computer systems, and made payments totaling ¥109 million, ¥966 million and ¥1,795 million ($15 million) in fiscal 2001, 2002 and 2003, respectively. The longest contract of them will mature in fiscal 2008.At March 31, 2003, the amounts due in each of the next five years are as follows:

		Millions of
Year ending March 31,	Millions of yen	U.S. dollars

2004	¥3,349	$28
2005	3,396	28
2006	3,338	28
2007	3,049	25
2008	1,507	13

Total	¥14,639	$122

      The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥16,145 million ($134 million) as of March 31, 2003.

      The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met such as card loans. As of March 31, 2003, the total unused credit available amount is ¥317,057 million ($2,638 million).

      Guarantees— The Company and its subsidiaries adopted FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognized a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45 issued or amended on and after January 1, 2003. The following table represents the summary of guarantees recorded as guarantee liabilities as of the March 31, 2003 and potential future payments of the guarantee contracts outstanding:

	Millions of yen		Millions of U.S. dollars

	Potential	Book value	Potential	Book value
	future	of guarantee	future	of guarantee
Guarantees	payment	liabilities	payment	liabilities

Housing loans	¥49,010	¥11,802	$408	$98
Consumer loans	21,983	2,349	183	20
Corporate loans	22,142	22	184	0
Other	8,325	120	69	1

Total	¥101,460	¥14,293	$844	$119

      Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese banks to third party individuals and employees of the Company and certain subsidiaries. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

      Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese banks. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than two months.

      Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries’ customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties’ operating assets. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

      Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company collects third parties’ debt and pays the uncovered amounts.

      Litigation— The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

29. Segment Information

      The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are identified based on the nature of services for domestic operations and on the basis of geographic area for foreign operations. With respect to the corporate finance segment, the equipment operating leases segment and real estate related finance in domestic operations segment, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

      Corporate finance operations are primarily corporate direct financing leases and lending operations other than real estate related lending. Equipment operating lease operations comprised operating leases over measuring equipment, information-related equipment and automobiles. Real estate related finance operations include corporate real estate financing activities as well as personal housing loan lending operations. Real estate operations primarily comprise residential subdivision developments as well as the rental and management of office buildings, golf courses, hotels and a training facility. Life insurance operations include direct and agency life insurance sales and related activities. The three foreign operating segments, the Americas, Asia and Oceania, and Europe, include direct financing lease operations, investment in securities, collateralized real estate lending and aircraft and ship financing operations. Other operations, which are not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, are reported under domestic operations, other. They primarily include securities brokerage, venture capital operations and card loans.

      Financial information of the segments for fiscal 2001, 2002 and 2003 is as follows:

Year ended March 31, 2001

	Millions of yen

	Domestic operations

			Real
		Equipment	estate
	Corporate	operating	related	Real	Life
	finance	leases	finance	estate	insurance	Other

Revenues	¥113,113	¥61,677	¥24,262	¥48,438	¥157,636	¥36,215
Interest revenue	17,368	2	17,746	482	—	24,110
Interest expense	25,573	1,058	6,341	3,732	—	3,570
Depreciation and amortization	35,679	35,291	413	5,670	523	1,964
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	14,726	292	8,650	10	—	8,610
Write-downs of long-lived assets	—	—	—	4,090	—	—
Increase in policy liabilities	—	—	—	—	67,444	—
Equity in net income (loss) of and gain (loss) on sales of affiliates	122	8	5	—	—	852
Segment profit (loss)	44,427	11,165	1,944	(4,604)	5,982	1,035
Segment assets	1,889,538	134,270	606,801	310,340	543,886	284,835
Long-lived assets	48,233	85,523	984	242,464	3,208	247
Expenditures for long-lived assets	24,729	59,957	931	29,277	—	—
Investment in affiliates	60	27	372	—	—	13,511

	Millions of yen

	Foreign operations

	The	Asia and
	Americas	Oceania	Europe	Total

Revenues	¥79,397	¥48,735	¥15,151	¥584,624
Interest revenue	30,563	12,047	6,020	108,338
Interest expense	39,235	20,119	7,235	106,863
Depreciation and amortization	3,894	14,293	5,462	103,189
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	11,170	1,079	47	44,584
Write-downs of long-lived assets	—	—	—	4,090
Increase in policy liabilities	—	—	—	67,444
Equity in net income (loss) of and gain (loss) on sales of affiliates	337	1,321	—	2,645
Segment profit (loss)	8,896	1,203	716	70,764
Segment assets	804,118	402,707	158,646	5,135,141
Long-lived assets	90,621	76,071	61,091	608,442
Expenditures for long-lived assets	33,701	25,969	—	174,564
Investment in affiliates	25,835	11,398	—	51,203

Year ended March 31, 2002

	Millions of yen

	Domestic operations

			Real
		Equipment	estate
	Corporate	operating	related	Real	Life
	finance	leases	finance	estate	insurance	Other

Revenues	¥118,794	¥67,319	¥31,582	¥85,516	¥154,296	¥49,139
Interest revenue	16,983	23	20,399	235	—	34,015
Interest expense	17,295	1,157	5,572	2,843	1	3,614
Depreciation and amortization	37,031	41,885	1,039	6,103	373	3,565
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	18,069	24	7,563	5	—	12,578
Write-downs of long-lived assets	—	—	—	2,716	—	—
Increase in policy liabilities	—	—	—	—	40,777	—
Equity in net income (loss) of and gain (loss) on sales of affiliates	74	(2)	8	3	—	1,865
Segment profit (loss)	48,066	9,906	5,654	5,842	5,764	4,941
Segment assets	1,960,380	147,444	1,012,896	326,473	543,738	352,433
Long-lived assets	47,894	99,090	33,013	251,186	990	244
Expenditures for long-lived assets	21,971	55,038	10,560	23,905	—	—
Investment in affiliates	143	24	381	—	—	33,335

	Millions of yen

	Foreign operations

	The	Asia and
	Americas	Oceania	Europe	Total

Revenues	¥75,195	¥56,677	¥14,716	¥653,234
Interest revenue	33,804	11,686	4,002	121,147
Interest expense	28,229	17,472	7,931	84,114
Depreciation and amortization	3,836	15,386	6,166	115,384
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	10,434	2,519	175	51,367
Write-downs of long-lived assets	—	—	—	2,716
Increase in policy liabilities	—	—	—	40,777
Equity in net income (loss) of and gain (loss) on sales of affiliates	(1,851)	1,330	(310)	1,117
Segment profit (loss)	810	5,433	600	87,016
Segment assets	794,330	435,093	113,844	5,686,631
Long-lived assets	86,891	77,610	59,097	656,015
Expenditures for long-lived assets	—	30,316	—	141,790
Investment in affiliates	25,739	13,398	—	73,020

Year ended March 31, 2003

	Millions of yen

	Domestic operations

			Real
		Equipment	estate
	Corporate	operating	related	Real	Life
	finance	leases	finance	estate	insurance	Other

Revenues	¥125,560	¥67,655	¥51,589	¥104,454	¥138,511	¥61,238
Interest revenue	18,643	8	28,991	414	—	41,474
Interest expense	18,322	1,310	6,366	2,266	86	3,453
Depreciation and amortization	33,967	43,161	3,153	5,108	75	4,077
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	18,431	2,431	8,499	4	108	14,195
Write-downs of long-lived assets	—	—	—	50,682	—	—
Increase in policy liabilities	—	—	—	—	5,889	—
Equity in net income (loss) of and gain (loss)on sales of affiliates	(73)	0	561	2	—	3,168
Segment profit (loss)	44,158	4,402	19,572	(39,441)	4,791	8,452
Segment assets	1,893,422	144,397	931,513	303,838	579,805	387,978
Long-lived assets	49,237	85,748	86,247	207,821	18,350	216
Expenditures for long-lived assets	15,244	60,093	5,201	30,106	327	—
Investment in affiliates	161	22	13,118	—	—	40,636

	Millions of yen

	Foreign operations

	The	Asia and
	Americas	Oceania	Europe	Total

Revenues	¥57,909	¥55,425	¥13,311	¥675,652
Interest revenue	30,460	10,281	951	131,222
Interest expense	19,202	14,794	2,061	67,860
Depreciation and amortization	3,413	17,745	5,683	116,382
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	8,173	2,698	167	54,706
Write-downs of long-lived assets	—	—	—	50,682
Increase in policy liabilities	—	—	—	5,889
Equity in net income (loss) of and gain (loss)on sales of affiliates	4,433	3,118	(1,916)	9,293
Segment profit (loss)	1,332	9,765	(736)	52,295
Segment assets	618,148	437,874	75,207	5,372,182
Long-lived assets	70,784	74,965	41,865	635,233
Expenditures for long-lived assets	907	27,106	1,423	140,407
Investment in affiliates	27,866	45,790	3,583	131,176

Year ended March 31, 2003

	Millions of U.S. dollars

	Domestic operations

			Real
		Equipment	estate
	Corporate	operating	related	Real	Life
	finance	leases	finance	estate	insurance	Other

Revenues	$1,045	$563	$429	$869	$1,152	$509
Interest revenue	155	0	241	4	—	345
Interest expense	152	11	53	19	1	29
Depreciation and amortization	283	359	26	42	1	34
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	153	20	71	0	1	118
Write-downs of long-lived assets	—	—	—	422	—	—
Increase in policy liabilities	—	—	—	—	49	—
Equity in net income (loss) of and gain (loss) on sales of affiliates	(1)	0	5	0	—	26
Segment profit (loss)	367	37	163	(328)	40	70
Segment assets	15,752	1,201	7,750	2,528	4,824	3,227
Long-lived assets	409	713	718	1,729	153	2
Expenditures for long-lived assets	127	500	43	250	3	—
Investment in affiliates	1	0	109	—	—	338

	Millions of U.S. dollars

	Foreign operations

	The	Asia and
	Americas	Oceania	Europe	Total

Revenues	$482	$461	$111	$5,621
Interest revenue	253	86	8	1,092
Interest expense	160	123	17	565
Depreciation and amortization	28	148	47	968
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	68	23	1	455
Write-downs of long-lived assets	—	—	—	422
Increase in policy liabilities	—	—	—	49
Equity in net income (loss) of and gain (loss) on sales of affiliates	37	26	(16)	77
Segment profit (loss)	11	81	(6)	435
Segment assets	5,143	3,643	626	44,694
Long-lived assets	589	624	348	5,285
Expenditures for long-lived assets	7	226	12	1,168
Investment in affiliates	232	381	30	1,091

      The accounting policies of the segments are almost the same as those described in Note 1 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Equity in net income (loss) of affiliates and minority interest income, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and writeoffs of unamortized deferred credits, are excluded from the segment profit or loss.

      Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), advances and investment in affiliates (not including loans). This has resulted in depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

      The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are revenues, segment profit and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

				Millions of
	Millions of yen			U.S. dollars

	2001	2002	2003	2003

Revenues:
Total revenues for segments	¥584,624	¥653,234	¥675,652	$5,621
Revenue related to corporate assets	1,525	5,228	7,993	67

Total consolidated revenues	¥586,149	¥658,462	¥683,645	$5,688

Segment profit:
Total profit for segments	¥70,764	¥87,016	¥52,295	$435
Unallocated interest expenses, general and administrative expenses	(5,228)	(4,215)	(5,403)	(45)
Adjustment of income tax expenses to equity in net income and minority income	(676)	(1,324)	(986)	(8)
Unallocated write-downs of securities	(5,688)	(7,556)	(3,408)	(28)
Unallocated other gain or loss	64	(882)	3,790	31

Total consolidated income before extraordinary gain, cumulative effect of a change in accounting principle and income taxes	59,236	73,039	46,288	$385

Segment assets:
Total assets for segments	¥5,135,141	¥5,686,631	¥5,372,182	$44,694
Advances	(141,148)	(158,089)	(119,645)	(996)
Investment in affiliates (not including loans)	(51,203)	(73,290)	(131,388)	(1,093)
Corporate assets	86,765	72,897	47,158	392

Total consolidated operating assets	¥5,029,555	¥5,528,149	¥5,168,307	$42,997

      FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”) requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for domestic operations and on the bases of geographic area for foreign operations, the information required is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are significant. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the foreign subsidiaries and foreign affiliates.

      FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted includes the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2001, 2002 and 2003.

ORIX Corporation and Subsidiaries

Schedule II Valuation and Qualifying Accounts and Reserves

For the year ended March 31, 2001

Millions of yen

Addition:
	Balance at	Charged to			Balance at
	beginning	costs and		Translation	end of
Description	of period	expenses	Deduction	Adjustment	period

Deferred Tax Assets: Valuation Allowance	¥3,526	¥746	¥(584)	¥100	¥3,788

For the year ended March 31, 2002

	Millions of yen

		Addition:
	Balance at	Charged to			Balance at
	beginning	costs and		Translation	end of
Description	of period	expenses	Deduction	Adjustment	period

Restructuring cost:
Closed office lease obligations	¥0	¥341	¥(3)	¥27	¥365
Disposal of equipment	0	458	(458)		0
Severance and other benefits to terminated employees	0	931	(731)	16	216
Other closure, employee and professional costs		855	(753)	8	110

Total	¥0	¥2,585	¥(1,945)	¥51	¥691

Deferred Tax Assets: Valuation Allowance	¥3,788	¥783	¥(234)	¥285	¥4,622

For the year ended March 31, 2003

	Millions of yen

		Addition:
	Balance at	Charged to			Balance at
	beginning	costs and		Translation	end of
Description	of period	expenses	Deduction	Adjustment	period

Restructuring cost:
Closed office lease obligations	¥365	¥93	¥(239)	¥(32)	¥187
Severance and other benefits to terminated employees	216	0	(178)	(18)	20
Other closure, employee and professional costs	110	0	(79)	(10)	21

Total	¥691	¥93	¥(496)	¥(60)	¥228

Deferred Tax Assets: Valuation Allowance	¥4,622	¥3,007	¥(410)	¥(185)	¥7,034

SIGNATURES

      The company herby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORIX KABUSHIKI KAISHA

By:	/s/ MASARU HATTORI

	Title:	Attorney-in-Fact
Corporate Senior Vice President

Date: July 22, 2003

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1.1	Amended Articles of Association of ORIX Corporation
Exhibit 12	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).
Exhibit 13	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).