Form 20-F
period 2004-03-31
ORIX CORP
filed 2004-07-14
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number: 001-14856

ORIX KABUSHIKI KAISHA

(Exact name of Registrant as specified in our charter)

ORIX CORPORATION

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

3-22-8 Shiba, Minato-ku

Tokyo 105-8683, Japan

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class		Name of each exchange on which registered
(1)	Common stock without par value, or the Shares	New York Stock Exchange*
(2)	American depository shares, or the ADSs, each of which represents one-half of one Share	New York Stock Exchange
(3)	0.375% convertible notes due 2005, or the Notes	New York Stock Exchange
(4)	American depository notes, or the ADNs, each of which represents one note in the principal amount of ¥2,000,000	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2004, 84,366,314 Shares and 1,021,620 ADSs are outstanding.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐    Item 18  ☒

*	Not for trading, but only for technical purposes in connection with the registration of ADSs.

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

The consolidated financial statements of ORIX have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in yen.

References in this annual report to “yen” or “¥” are to yen and references to “US$,” “$” or “dollars” are to United States dollars.

Certain monetary amounts and percentage data included in this annual report have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sum of the figures which precede them.

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2004 is referred to throughout this annual report as fiscal 2004 or the 2004 fiscal year, and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

FORWARD LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21(E) of the Securities Exchange Act of 1934. When included in this annual report, the words, “will,” “should,” “expects,” “intends,” “anticipates,” “estimates” and similar expressions, among others, identify forward looking statements. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. These forward looking statements are made only as of the date of this annual report. The Company expressly disclaims any obligation or undertaking to release any update or revision to any forward looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following selected consolidated financial information has been derived from our consolidated financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included in this annual report, which have been audited by KPMG AZSA & Co., the Japan member firm of KPMG International, a Swiss cooperative.

SELECTED FINANCIAL DATA

	Year ended March 31,
	2000	2001	2002	2003	2004	2004
	(In millions of yen and millions of dollars)
Income statement data: (1)
Total revenues	¥616,513	¥586,149	¥657,294	¥681,820	¥720,773	$6,820
Total expenses	563,627	529,001	584,658	644,846	635,998	6,018
Operating income	52,886	57,148	72,636	36,974	84,775	802
Equity in net income (loss) of affiliates	665	29	(449)	6,203	17,924	170
Gain (loss) on sales of affiliates	(1,503)	2,059	119	2,002	(542)	(5)
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	52,048	59,236	72,306	45,179	102,157	967
Income from continuing operations	30,642	34,157	39,706	24,433	50,619	479
Net income	30,642	34,157	40,269	30,243	54,020	511

	As of March 31,
	2000	2001	2002	2003	2004	2004
	(In millions of yen and millions of dollars except number of Shares)
Balance sheet data:
Investment in direct financing leases (2)	¥1,744,953	¥1,657,709	¥1,658,669	¥1,572,308	¥1,453,575	$13,753
Installment loans (2)	1,791,439	1,846,511	2,273,280	2,288,039	2,234,940	21,146

Subtotal	3,536,392	3,504,220	3,931,949	3,860,347	3,688,515	34,899
Investment in operating leases	397,576	451,171	474,491	529,044	536,702	5,078
Investment in securities	758,381	942,158	861,336	677,435	551,928	5,222
Other operating assets	68,943	98,175	245,897	76,343	72,049	682

Operating assets (3)	4,761,292	4,995,724	5,513,673	5,143,169	4,849,194	45,881
Allowance for doubtful receivables on direct financing leases and probable loan losses	(136,939)	(141,077)	(152,887)	(133,146)	(128,020)	(1,211)
Other assets	717,189	736,664	989,433	921,044	903,783	8,551

Total assets	¥5,341,542	¥5,591,311	¥6,350,219	¥5,931,067	¥5,624,957	$53,221

Short-term debt	¥1,912,761	¥1,562,072	¥1,644,462	¥1,120,434	¥903,916	$8,553
Long-term debt	1,942,784	2,330,159	2,809,861	2,856,613	2,662,719	25,194
Common stock	41,688	41,820	51,854	52,067	52,068	493
Additional paid-in capital	59,285	59,885	69,823	70,002	70,015	662
Shareholders’ equity	425,671	461,323	502,508	505,458	564,047	5,337
Number of issued Shares	68,630,294	82,388,025	84,303,985	84,365,914	84,366,314	—

		2000	2001	2002	2003	2004
Key ratios: (4)
Return on equity, or ROE		8.13	7.70	8.36	6.00	10.10
Return on assets, or ROA		0.57	0.62	0.67	0.49	0.93
Shareholders’ equity ratio		7.97	8.25	7.91	8.52	10.03
Allowance/investment in direct financing leases and installment loans		3.87	4.03	3.89	3.45	3.47

		(In yen except number of employees)
Per share data and employees:
Shareholders’ equity per Share		¥5,199.12	¥5,646.11	¥6,007.52	¥6,039.43	¥6,739.64
Basic earnings from continuing operations per Share (5)		385.27	417.77	482.35	292.00	604.88
Basic earnings per Share (5)		385.27	417.77	489.19	361.44	645.52
Diluted earnings per Share (5)		377.02	400.99	467.11	340.95	607.52
Cash dividends per Share		15.00	15.00	15.00	15.00	25.00
Number of employees		9,503	9,529	11,271	11,833	12,481

(1)	As a result of the recording of income from discontinued operations in the fiscal year ended March 31, 2004 based on the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we reclassified certain items retroactively to the prior years.
(2)	The sum of assets considered more than 90 days past due and total impaired assets measured pursuant to FASB Statement No. 114 amounted to ¥271,177 million, ¥258,432 million, ¥255,123 million, ¥205,690 million and ¥173,286 million as of March 31, 2000, 2001, 2002, 2003 and 2004, respectively. These sums included: (i) investment in direct financing leases considered more than 90 days past due of ¥53,743 million, ¥53,515 million, ¥67,924 million, ¥47,825 million and ¥36,568 million as of March 31, 2000, 2001, 2002, 2003 and 2004, respectively, (ii) installment loans (excluding amounts covered by FASB Statement No. 114) considered more than 90 days past due of ¥91,513 million, ¥84,827 million, ¥74,199 million, ¥60,587 million and ¥43,176 million as of March 31, 2000, 2001, 2002, 2003 and 2004, respectively, and (iii) installment loans considered impaired in accordance with FASB Statement No. 114 of ¥125,921 million, ¥120,090 million, ¥113,000 million, ¥97,278 million and ¥93,542 million as of March 31, 2000, 2001, 2002, 2003 and 2004, respectively. See “Item 5. Operating and Financial Review and Prospects – Results of Operations – Direct Financing Leases” and “– Installment Loans and Investment Securities.”

(3)	Operating assets are defined as assets subject to regular, active sales and marketing activities including the assets shown on the balance sheet as investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets. Operating assets are calculated before allowance for doubtful receivables on direct financing leases and probable loan losses.
(4)	Return on equity is the ratio of net income for the period to average shareholders’ equity based on year end balances during the period. Return on assets is the ratio of net income for the period to average total assets based on year end balances during the period. Shareholders’ equity ratio is the ratio as of the period end of shareholders’ equity to total assets. Allowance/investment in direct financing leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on direct financing leases and probable loan losses to the sum of investment in direct financing leases and installment loans.
(5)	Basic earnings from continuing operations per share is the amount derived by dividing income from continuing operations, by the weighted-average number of common shares outstanding based on month end balances during the year. Basic earnings per share, basic earnings from continuing operations per share and diluted earnings per share have been retroactively adjusted for a stock split. The term basic earnings from continuing operations per share as used throughout this annual report shall have the meaning described above.

EXCHANGE RATES

In certain parts of this annual report, we have translated yen amounts into dollars for the convenience of readers. The rate that we used for translations was ¥105.69 = $1.00, which was the approximate exchange rate in Japan on March 31, 2004 using the telegraphic transfer rate of the Bank of Tokyo-Mitsubishi, Ltd. The following table provides the noon buying rates for yen expressed in yen per $1.00 during the periods indicated. As of July 13, 2004, the telegraphic transfer rate of the Bank of Tokyo-Mitsubishi, Ltd. was ¥108.74 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,
	2000	2001	2002	2003	2004
	(Yen per dollar)
Yen per dollar exchange rates:
High	¥124.45	¥125.54	¥134.77	¥133.40	¥120.55
Low	101.53	104.19	115.89	115.71	104.18
Average (of noon buying rates available on the last day of each month during the period)	110.02	111.65	125.64	121.10	112.75
At period-end	102.73	125.54	132.70	118.07	104.18

The following table provides the high and low noon buying rates for yen per $1.00 during the months indicated.

	High	Low
2004:
January	¥107.17	¥105.52
February	109.59	105.36
March	112.12	104.18
April	110.37	103.70
May	114.30	108.50
June	111.27	107.10

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below as well as all the other information in this Annual Report, including, but not limited to, our consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Our business, operating results and financial condition could be materially adversely affected by any of the factors discussed below or other factors. The trading prices of our securities could also decline due to any of these factors or other factors. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the risks faced by us described below and elsewhere in this Annual Report. See “Forward-Looking Statements.”

Our business may continue to be adversely affected by economic conditions in Japan

The Japanese economy has suffered from recession for much of the last decade. While some signs of improvement in the Japanese economy were seen in fiscal 2004, the credit quality of our customers and the value of our assets have been, and may continue to be, adversely affected by the weak Japanese economy.

As a result of adverse economic conditions in Japan, we may be unable to originate more leases and loans and our nonperforming assets may increase, while our allowance for doubtful receivables on direct financing leases and probable loan losses may prove to be inadequate. Adverse economic conditions may prevent our customers from meeting their financial obligations, while the value of collateral securing our loans, equipment that we lease to customers, long-lived assets that we own and securities in which we invest may decline. Margins on our operating assets may also decline. Our ability to re-lease or remarket equipment on favorable terms may also be limited by adverse economic conditions in Japan. In addition, we may not be able to sell the residential condominiums or other properties that we build or acquire, or we may be forced to sell the properties below cost at a loss.

Continued deflation in Japan or other deterioration of the real estate market may adversely affect the value of our long-lived assets or collateral of our loans

We continue to have substantial holdings of long-lived assets in Japan and overseas, although we have been required to record significant write-downs on these assets in the past as a result of deflation and other factors. In addition, a substantial portion of our installment loans are backed by real estate collateral. Determinations we make with respect to provisions for probable loan losses take into consideration the potential recovery of a portion of these loans pursuant to the exercise of collateral rights in the event of default.

Deflation, especially of land prices, or any other adverse conditions or events related to the real estate market in Japan or overseas may adversely affect the value of long-lived assets we own or the value of the collateral underlying loans we make. We may need to write down additional assets if we determine that it is unlikely that we will be able to recover the carrying value of those assets. We may also need to increase provisions for probable loan losses if the estimated potential recovery from the collateral is reduced. Any such event may have an adverse effect on our results of operations and financial condition.

Land prices have declined for a number of consecutive years in Japan. While some land prices in certain areas of Tokyo were reported in March to have stabilized, there was an overall decline in land prices in Japan in the year ended December 31, 2003 according to the Japanese Ministry of Land, Infrastructure and Transport, or MoLIT. There is also a risk that one or more natural or man-made events, such as an earthquake or act of terrorism, may adversely affect the value of our long-lived assets or the collateral underlying loans we make. The possibility of disaster or damage from earthquakes in Japan is generally higher than in other parts of the world. If an earthquake or other such disaster resulting in severe destruction were to occur in Japan, particularly in major centers such as the Tokyo metropolitan area where a substantial portion of our operations, long-lived assets and loans are concentrated, it would have a materially adverse effect on our business, results of operations and financial condition.

Our credit losses on loans to Japanese real estate-related companies and construction companies may exceed our allowances for these loans

We have a significant amount of loans outstanding to Japanese real estate-related companies and construction companies and we maintain an allowance for probable loan losses on a portion of that amount. Our allowance for probable loan losses may be inadequate to cover credit losses on our loans to real estate-related companies and construction companies if operating conditions of the real estate industry deteriorate further.

Japanese real estate-related companies and construction companies have been severely affected by the collapse of the so-called economic bubble in Japan in the early 1990s. Because of the large declines in real estate prices, these companies have suffered enormous losses on investments in real estate. Some of these losses have been recognized in the financial statements of these companies and some have not. Companies in these sectors are suffering from other difficult business conditions resulting from the collapse of the bubble economy, including the lack of liquidity in the real estate market and a decrease in major development projects. As a result of these and other factors, real estate-related and construction companies may have difficulty paying amounts due on loans that we have made to them. In addition, the value of real estate collateral securing our loans outstanding to such companies may further decline, which may prevent us from fully recovering our loans to those companies if they default on their obligations.

Changes in market interest rates and currency exchange rates could adversely affect our assets and our financial condition and results of operations

We are subject to risks relating to changes in market rates of interest and currency exchange rates.

Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect our ability to originate new transactions, including direct financing leases and loans. The economies of Japan and the United States, where a substantial amount of our activities are concentrated, showed signs of economic recovery in fiscal 2004. If this recovery is sustained, inflationary pressures or other factors could result in higher interest rates. An increase in market interest rates could increase the repayment burden our customers bear with respect to leases and loans from us and others, particularly under floating interest rate loans. These burdens could impact the financial condition of our customers and adversely affect their ability to repay their obligations, possibly resulting in a default on our leases and loans.

Alternatively, a decrease in interest rates could result in faster prepayments of loans. Moreover, changes in market interest rates could affect the interest rates on our interest-earning assets differently than the interest rates on our interest-bearing liabilities, which could cause our interest expenses to increase relative to interest income.

Not all of our assets and liabilities are matched by currency. In addition, a significant portion of our operating assets, revenues and profits are located overseas, or are derived from our overseas operations. A rapid or significant change in currency exchange rates could have an adverse impact on our assets, and our financial condition and results of operations.

We may lose market share or suffer reduced interest margins if our competitors compete with us on pricing and other terms

We compete primarily on the basis of pricing, terms and transaction structure. Other important competitive factors include industry experience, client service and relationships. In recent years, a number of Japanese banks, their affiliates and other finance companies have indicated strategies targeted at increasing business with small and medium-sized enterprises, which form the core of our customer base in Japan. Our competitors sometimes seek to compete aggressively on the basis of pricing and terms, without regard to profitability, and we may lose market share if we are unwilling, including because we want to maintain our interest margins, to match those terms. Because some of our competitors are larger than us and may have access to capital at a lower cost than we have, they may be better able to maintain profitable interest margins at reduced prices. To the extent that we match our competitors’ pricing or terms, we may experience lower interest margins.

Our access to liquidity and capital may be restricted by economic conditions, instability in the financial markets or potential credit rating downgrades

Our primary sources of funds are cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets, such as offerings of commercial paper, medium-term notes, straight bonds, asset-backed securities and other debt securities. A downgrade in our credit ratings could result in an increase in our interest expenses and could have an adverse impact on our ability to access the commercial paper market or the public and private debt markets, which could have an adverse effect on our financial position and liquidity. Although we have access to other sources of liquidity, including bank borrowings, cash flows from our operations and sales of our assets, we cannot be sure that these other sources will be adequate or on terms acceptable to us, if our credit ratings are downgraded or other adverse conditions arise. A failure of one or more of our major lenders, a decision by one or more of them to stop lending to us or instability in the Japanese capital markets could have an adverse impact on our access to funding.

We continue to rely significantly on short-term funding from Japanese commercial banks. A small portion of our short-term funding is provided under committed facilities and we rely on the capital markets in the form of commercial paper. We are taking steps to reduce refinancing risks by diversifying our funding sources and establishing committed credit facilities with Japanese and foreign banks. Despite these efforts, committed credit facilities and loans are subject to financial and other covenants and conditions to drawdown, including minimum net worth requirements, and the risk remains that we will be unable to roll over other short-term funding.

Our business has in the past been, and may again be, adversely affected by adverse economic conditions in the United States

A portion of our revenue is derived from our operations in the United States, and we have significant investments in securities of US issuers, and loans and leases outstanding to US companies. Economic conditions in the United States appear to have improved during fiscal 2004. However, the sustainability of any economic recovery is uncertain and economic strength indicators continue to be mixed. Our operations have in the past been, and may again be, adversely affected by a deterioration of economic conditions in the United States. Adverse effects on our US operations might include:

•	an increase in provisions for doubtful receivables and probable loan losses if the financial condition of our US customers deteriorates;

•	an increase in write-downs of securities and other investments if the market values of US issuer securities in which we invest continue to decline and such declines are determined to be other than temporary or occur as a consequence of issuer insolvency; and

•	an increase in write-downs of long-lived assets or losses on sales of, or unrealized losses on, real estate holdings if the value of our real estate in the United States declines significantly.

Adverse developments affecting other Asian economies may adversely affect our business

The economies of Hong Kong, Indonesia, Malaysia, Korea and other Asian countries where we operate experienced a number of problems from the second half of 1997. While most of the economies where we do business appear to have stabilized or recovered in fiscal 2004, there is no guarantee that such stabilization or recovery is sustainable. An economic crisis such as the one that swept through the region in 1997 or economic instability in individual countries could adversely affect our operations in the region. In addition, China and India are attracting substantial direct foreign investments, which may draw away investments, and therefore economic growth, from other Asian countries. Moreover, adverse developments in China could adversely affect our Asian operations since the impact of economic developments in China may affect the Japanese and other Asian economies. We may suffer losses on our Asian investments, and our Asian businesses may experience poor operating results, if these countries were to experience:

•	declines in the value of the local currency;

•	declines in gross domestic product;

•	declines in corporate earnings;

•	political turmoil; or

•	stock market volatility.

These and other factors could result in:

•	a lower demand for our services;

•	a deterioration in the credit quality of our customers in Asian markets;

•	a need to provide financial support to our Asian subsidiaries or affiliates; or

•	write-offs of our Asian assets.

We may suffer losses on our investment portfolio and derivative instruments

We hold large investments primarily in debt, but also in equity securities, mainly in Japan and the United States. We may suffer losses on these investments because of changes in market prices, defaults or other reasons. While equity prices improved over the course of fiscal 2004, the market values of these equity securities are volatile and may decline substantially in future years. We record unrealized gains and losses on debt and equity securities classified as available-for-sale securities in shareholders’ equity, net of income taxes, and do not ordinarily charge these directly to income, unless we believe declines in market value on available-for-sale securities and held-to-maturity securities are other than temporary. We have recorded significant charges of this kind in the past and may need to record more charges of this kind in the future.

We have substantial investments in debt securities, mainly long-term corporate bonds with fixed interest rates. We may realize a loss on our investments in debt securities as a result of an issuer default or deterioration in an issuer’s credit quality. We may also realize losses on our investment portfolio if market interest rates increase. Current market interest rates for yen-denominated obligations are particularly low.

We also utilize derivative financial instruments for interest rate and foreign exchange rate risk management and trading activities. Volatility in derivatives markets, defaults by counterparties to these instruments or losses from trading activities could have an adverse impact on the valuation of these instruments, which may cause us to suffer losses as a result. For a discussion of derivative financial instruments and hedging, see Note 26 in “Item 18. Financial Statements.”

We may suffer losses if we are unable to remarket leased equipment returned to us

We lease equipment under direct financing leases and operating leases. In both cases there is a risk that we will suffer losses at the end of the lease if we are unable to realize the residual value of the equipment, which we estimate at the beginning of the lease. This risk is particularly significant in operating leases, because individual lease terms are much shorter than the useful life of the equipment. If we are unable to sell or re-lease the equipment at the end of the lease, we may not recover our investment in the equipment and we may suffer losses. Our estimates of the residual value of equipment are based on current market values of used equipment and assumptions about when and to what extent the equipment will become obsolete. If equipment values and product market trends differ from our expectations, our estimates may prove to be wrong.

Our allowance for doubtful receivables on direct financing leases and probable loan losses may be insufficient

We maintain an allowance for doubtful receivables on direct financing leases and probable loan losses. This allowance reflects our judgment of the loss potential of these items, after considering factors such as:

•	the nature and characteristics of obligors;

•	economic conditions and trends;

•	charge-off experience;

•	delinquencies;

•	future cash flows; and

•	the value of underlying collateral and guarantees.

We cannot be sure that our allowance for doubtful receivables on direct financing leases and probable loan losses will be adequate to cover credit losses in these portfolios. In particular, this allowance may ultimately be inadequate if adverse changes in the Japanese economy or other economies in which we compete, or discrete events, adversely affect specific customers, industries or markets. If our allowance for doubtful receivables on direct financing leases and probable loan losses is insufficient to cover these changes or events, we could be adversely affected.

Our credit related costs might increase

We may forbear from exercising some or all of our rights as a creditor against companies that are unable to fulfill their repayment obligations, and we may forgive or extend additional loans to such companies. As a result there is a possibility that credit related costs might increase.

Poor performance or failure of affiliates accounted for using the equity method, which include investments in companies as part of our corporate rehabilitation business, or consolidated companies in which we have invested as part of our corporate rehabilitation business, will have an adverse affect on our results of operations and financial condition

As a result of increased investments and the accumulated earnings of affiliates that are accounted for using the equity method, our investment in affiliates is significant. We invested in some of these companies as part of our corporate rehabilitation business. In recent years, the contribution from equity method affiliates to our consolidated statements of income has increased, comprising a significant portion of income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes in fiscal 2004. There is no assurance that this contribution can be maintained. A poor performance or failure of these investments will adversely affect our results of operations and financial condition. In addition, as part of our corporate rehabilitation business we have invested in a number of troubled or distressed companies which we now fully consolidate. The operations of some of these companies, which include a sporting goods distributor and a logistics company, are very different from our core businesses. Our ability to manage and rehabilitate such businesses is still untested and the rehabilitation of these distressed companies is not guaranteed. Failure to rehabilitate these companies could result in financial losses as well as losses of future business opportunity. We may also need to invest additional capital in certain of these companies if their financial condition deteriorates.

Our business may be adversely affected by adverse conditions in the airline industry

We have extended a substantial amount of credit to entities in the airline industry in the form of bonds, installment loans and operating leases and have made other large investments in the airline industry. Due to the deterioration of operating conditions of many entities in the industry in past years, we made provisions for doubtful receivables and probable loan losses for a portion of this exposure and recorded write-downs of airline-related securities. In recent years, the airline industry has experienced financial difficulties worldwide, particularly in North America. Although the financial condition of the airline industry appeared to have stabilized somewhat in fiscal 2004, the sustainability of this stabilization is uncertain. If the financial condition of companies in the airline industry deteriorates, our results of operations and financial condition may be adversely affected.

Most of our exposure to the airline industry is collateralized, mainly by aircraft. If the value of the collateral declines, we may be required to record additional losses. Also, since our exposure to the airline industry is not fully collateralized, we are exposed to the general credit risk of airlines. Moreover, aircraft under operating leases are treated as long-lived assets. There is a possibility that we may need to record write-downs of long-lived assets associated with aircraft if it has been determined that the asset’s carrying value will not be recoverable.

Inadequate or failed processes or systems, human factors or external events or factors may adversely affect our results of operations, liquidity or reputation

Operational risk is inherent in our business and can manifest itself in various ways, including business interruptions, information systems malfunctions or failures, regulatory breaches, human errors, employee misconduct, external fraud and other external factors. For example, our building maintenance services may fail to prevent a break-in. These events can potentially result in financial loss or harm to our reputation, or otherwise hinder our operational effectiveness. Our management attempts to control operational risk and keep it at level we believe is appropriate. Notwithstanding our control measures, operational risk is part of the business environment in which we operate and we may incur losses from time to time due to this risk.

Our operations rely heavily on computer and other information systems for the management of financial transactions, the control of private information and the monitoring of our operations as part of our business decisions and risk management. The failure of these systems or the wrongful use of these systems by our employees or third parties could result in the inability to make or receive payments in a timely manner, the leakage of confidential information, or inaccuracies in the information on which we base business decisions and manage our risks. Such failures could adversely impact our liquidity or the liquidity of our customers if they rely on us for funding or transfer of payments, our customer relationships and result in legal actions against us or otherwise have an adverse impact on our reputation and credibility.

With the expansion of our operations into areas such as retail finance, corporate and retail real estate development and the operation of facilities, such as hospitals and waste treatment facilities, we are in contact with an increasing array and number of private groups and organizations in society at large, in particular in Japan. Even when we follow proper legal and other procedures, some of these groups may oppose or attempt to hinder our operational activities such as condominium development. We may suffer damage to our reputation if these activities are negatively portrayed in the press and our operations may be adversely affected if legal claims or actions are instituted against us or the legal procedures used by us to defend against such claims or actions delay or suspend our operations.

In addition, we rely on indemnifications covering real estate-related liabilities, such as environmental hazards, from sellers of real estate that we purchase. We also rely on indemnifications covering defects from general contractors who construct office buildings and residential condominiums for us in connection with our real estate-related business. Should these parties become financially unsound, they may be unable to uphold their commitments under the indemnifications, such that we may not be able to obtain a judgment that fully compensates us for the defects or any resulting capital expenditures. Defective design or construction resulting in personal injury, even if covered a contractor indemnification, could adversely affect our reputation.

We will be exposed to increased risks as we expand the range of our products and services

As we expand the range of our products and services beyond our traditional businesses and as the sophistication of financial products and management systems grows, we will be exposed to new and increasingly complex risks. We may have only limited experience with the risks related to the expanded range of these products and services. Our risk management systems may prove to be inadequate and may not work in all cases or to the degree required. As a result, we are subject to substantial market, credit and other risks in relation to the expanding scope of our products and services and trading activities, which could result in our incurring substantial losses. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.

We may not be able to hire or retain human resources to achieve our strategic goals

Our business requires a considerable investment in human resources to successfully compete in markets in Japan and overseas. Much of our business involves specialization in finance or the management of physical assets. If we cannot develop or hire specialists in these areas, or if our specialists leave and work for our competitors, we may not be able to achieve our strategic goals.

Our results of operations and financial condition may be materially adversely affected by unpredictable events

Our business, results of operations and financial condition may be materially adversely affected by unpredictable events and any continuing adverse effect from those events. Unpredictable events include single or multiple man-made or natural events that may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of economic conditions of a country. Examples of these sorts of events would include the Hanshin earthquake in Japan, the terrorist attacks on the United States on September 11, 2001 and the outbreak of Severe Acute Respiratory Syndrome, or SARS, in Asia in 2003.

Our failure to comply with regulations to which many of our businesses are subject could result in sanctions or penalties, harm our reputation and adversely affect our results of operations

Our moneylending, real estate, auto leasing, insurance and certain other businesses are subject to regulation and oversight by authorities in Japan. Applicable regulations may limit the way in which we are able to operate these businesses and may constrain these businesses from pursuing otherwise attractive business opportunities. These businesses are subject to monitoring and inspection by the authorities. Any failure to comply with relevant laws and regulations could result in sanctions or penalties, harm our reputation and adversely impact our results of operations. For a description of regulations to which our businesses may be subject, see “Item 4. Information on the Company—Regulations.”

We may also be the subject of regulatory scrutiny if, for example, a third party purchases used equipment from us and then disposes of it illegally. Although such an action may not constitute a direct regulatory infringement on our part, potential negative media reports of such an event could have an adverse impact on our reputation.

Changes in law and regulations may materially affect our business, results of operations and financial condition

Changes in law and regulations are unpredictable and beyond our control and may affect the way we conduct our business and the products we may offer in Japan or overseas. Such changes may be more restrictive or result in higher costs than current requirements or otherwise materially impact our business, results of operations or financial condition.

Changes in tax laws or accounting rules may affect our sales of structured financial products

Many of the financial instruments and transactions our businesses in Japan and overseas sell or market are structured with tax and accounting treatment in mind. If changes in the tax or accounting treatment of certain instruments or transactions that we sell or market make them less attractive to our customers, we may not be able to sell or market those instruments or transactions effectively and our business, results of operations and financial condition could be adversely affected as a result.

Litigation and regulatory investigations may adversely affect our financial results

We face risks of litigation and regulatory investigation and actions in connection with our operations. Lawsuits, including regulatory actions, may seek recovery of very large, indeterminate amounts or limit our operations, and their existence and magnitude may remain unknown for substantial periods of time. A substantial legal liability or regulatory action could have a material adverse effect on our business, results of operations, financial condition, reputation and credibility.

Our wholly-owned life insurance company, ORIX Life Insurance, is subject to risks particular to its business

ORIX Life Insurance Corporation, or ORIX Life Insurance, is a wholly-owned subsidiary. It faces unpredictable increases in insurance claims and may incur valuation losses if the value of securities it purchases for investment purposes decreases. In addition, if ORIX Life Insurance fails to conduct asset liability management, or ALM, in a prudent and foresightful manner to pursue an optimal combination of risk and expected returns on investment assets and underwriting risks on insurance policy benefits, its results of operations and financial condition may suffer. ORIX Life Insurance is also subject to mandatory reserve contributions to the Life Insurance Policyholders Protection Corporation of Japan, or the PPC. The PPC was established in 1998 to provide financial support to insolvent life insurance companies. All life insurers in Japan, including ORIX Life Insurance, are members of the PPC and are subject to assessment by the PPC based on their respective share of insurance industry premiums and policy reserves. Since some life insurers have become insolvent since 1998, the PPC’s financial resources have already been substantially reduced in providing financial support to those companies. If there are further bankruptcies of life insurers, solvent life insurers including ORIX Life Insurance may be required to contribute additional financial resources to the PPC. In such an event, our financial condition and results of operations may be adversely affected.

A significant downgrade of our credit ratings could have a negative effect on our derivative transactions

A significant downgrade of our credit ratings by one or more of the credit rating agencies could have a negative effect on our derivative transactions. In the event of a downgrade of our credit ratings, we may be required to accept less favorable terms in our transactions with counterparties, and may be unable to enter into some transactions. This could have a negative impact on our risk management, and the profitability of our trading activities, and adversely affect our liquidity, results of operations and financial condition.

We may not be able to manage our risks successfully through derivatives

We use a variety of derivative financial instruments to reduce our exposure to fluctuations in foreign exchange, interest rates and market values in our investment portfolios. However, we may not be able to successfully manage our exposure through the use of these derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with us. Our inability to manage our risks successfully through derivatives or a counterparty’s failure to honor its obligations to us could have a material adverse effect on our results of operations and financial condition.

It may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors or executive officers, or to enforce against ORIX or those persons judgments obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States

ORIX is a joint stock company incorporated in Japan. Most or all of ORIX’s directors and executive officers are residents of countries other than the United States. Although some of ORIX’s subsidiaries have substantial assets in the United States, substantially all of ORIX’s assets and the assets of ORIX’s directors and executive officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors and executive officers or to enforce against ORIX or those persons, in US courts, judgments of US courts predicated upon the civil liability provisions of US securities laws. ORIX has been advised by its Japanese counsel that there is doubt, in original actions or in actions to enforce judgments of US courts, as to the enforceability in Japan of civil liabilities based solely on US securities laws. A Japanese court may refuse to allow an original action based on US securities laws.

The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil or commercial matters. Therefore, if you obtain a civil judgment by a US court, you will not necessarily be able to enforce it directly in Japan.

Our real estate investments may be uninsured or under-insured for certain losses

We ordinarily carry comprehensive casualty insurance covering our real estate investments with policy specifications and insured limits adequate and appropriate under anticipated circumstances. There are, however, certain types of losses that are uninsurable or not generally insured against in Japan, or for which only limited insurance coverage is available. For example, we do not expect to carry insurance for damages potentially resulting from an intentional or grossly negligent violation of law, war or terrorist acts, or natural disasters such as earthquakes.

In the event any of our real estate investments suffer an uninsured or under-insured loss, our investment in and revenues from that property could be adversely affected. In addition, we would likely remain liable for indebtedness and other financial obligations relating to that property. No assurance can be given that uninsured or under-insured material losses will not occur in respect of our real estate investments.

We ordinarily do not carry earthquake insurance on our real estate investments. Most of our real estate investments are located in Japan, a region subject to a relatively high risk of magnitude and frequency of earthquakes.

There is a risk of avoidance and fraudulent conveyance in relation to real estate purchased from insolvent entities

If we purchase a real estate property in Japan from a seller or a predecessor thereof who later becomes subject to an insolvency proceeding under Japanese law, we face the potential risk that the acquisition will be voidable. In such a case, we could be required to return the property that we purchased to the seller or a predecessor thereof or to the relevant trustee in an insolvency proceeding.

In addition, if a seller sells a property to us while the seller or a predecessor is insolvent or as a result of the sale becomes insolvent, there is a risk that the sale could be deemed a fraudulent conveyance under Japanese law and subject to rescission. In such a case, we would be required to return the property and take an unsecured claim for the return of the purchase price.

Dispositions of the Shares, particularly by major shareholders, may adversely affect market prices for the Shares

A few of our shareholders hold more than five percent of the Shares. These shareholders may for strategic or investment reasons decide to reduce their shareholding in us. Dispositions of the Shares, particularly by such major shareholders, may adversely affect market prices for the Shares. For information on shareholdings, see “Item 7. Major Shareholders and Related Party Transactions.”

We expect to be treated as a passive foreign investment company

We expect, for the purpose of US federal income taxes, to be treated as a passive foreign investment company because of the composition of our assets and the nature of our income. If an investor in our securities is a US person, because we are a passive foreign investment company, such investor will be subject to special US federal income tax rules that may have negative tax consequences on a disposition of those securities or on receipt of certain distributions on those securities and will require annual reporting.

If you hold fewer than 100 Shares, you will not have all the rights of shareholders with 100 or more Shares

One “unit” of the Shares is comprised of 100 Shares, or 200 ADSs. Each unit of the Shares has one vote. A holder who owns Shares or ADRs in other than multiples of 100 or 200, respectively, will own less than a whole unit (i.e., for the portion constituting fewer than 100 Shares, or ADRs evidencing fewer than 200 ADSs). The

Japanese Commercial Code imposes significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote and on the transferability of less than whole unit shares. Under the unit share system, holders of Shares constituting less than a unit have the right to require ORIX to purchase their Shares and the right to require ORIX to sell them additional Shares to create a whole unit of 100 Shares. However, holders of ADRs are unable to withdraw underlying Shares representing less than one unit and, as a practical matter, are unable to require ORIX to purchase those underlying Shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any size.

Foreign exchange fluctuations may affect the value of our securities and dividends

Market prices for the ADNs or ADSs may fall if the value of the yen declines against the dollar. In addition, the amount of principal, interest and other payments made to holders of ADNs, and the amount of cash dividends or other cash payments made to holders of ADSs, would decline if the value of the yen declines against the dollar.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell the Shares at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock, based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on such exchange may take place outside these limits. Consequently, an investor wishing to sell Shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day, or at all.

Holders of our ADRs are not limited by the daily price limit set by the Japanese stock exchanges. Holders of the Shares who are unable to sell those Shares on a Japanese stock exchange because an upward or downward price limit for the Shares has been reached preventing further trades outside of the permitted ranges may be negatively impacted by any such trading that occurs in our ADRs.

Rights of shareholders under Japanese law may be different from those under the laws of other jurisdictions

Our Articles of Incorporation, the regulations of our board of directors and the Japanese Commercial Code govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights are different from those that would apply if we were not a Japanese corporation. Shareholders’ rights under Japanese law are different in some respects from shareholders’ rights under the laws of jurisdictions within the United States and other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction outside of Japan. For a detailed discussion of the relevant provisions under the Japanese Commercial Code and our Articles of Incorporation, see “Item 10. Additional Information—Memorandum and Articles of Association.”

A holder of ADRs has fewer rights than a shareholder and must act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take various actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records, and exercising dissenters’ rights, are available only to holders of record on a company’s register of shareholders. Because the depositary, through its custodian agent, is the registered holder of the Shares represented by our ADSs, only the depositary is able to exercise those rights in connection with the deposited Shares. The depositary will make efforts to vote the Shares represented by our ADSs as instructed by the holders of the ADRs representing such ADSs and will pay to those holders the dividends and distributions collected from us. However, a holder of ADRs will not be able directly to bring a derivative action, examine our accounting books and exercise dissenters’ rights through the depositary unless the depositary specifically undertakes to exercise those rights and is indemnified to its satisfaction by the holder of ADRs for doing so.

Item 4. Information on the Company

GENERAL

ORIX Corporation is a joint stock corporation (kabushiki kaisha) formed under Japanese law. Our principal place of business is at 3-22-8 Shiba, Minato-ku, Tokyo 105-8683, Japan, phone: +813-5419-5000. Our general e-mail address is: koho@orix.co.jp and our URL is: www.orix.co.jp/grp/index_e.htm. The information on our website is not incorporated by reference into this annual report. ORIX USA Corporation, or ORIX USA, is ORIX’s agent in the United States and its principal place of business is at 1177 Avenue of the Americas, 10th floor New York, New York 10036 USA.

CORPORATE HISTORY

ORIX Corporation was established on April 17, 1964 in Osaka, Japan as Orient Leasing Co., Ltd. by three trading companies and five banks that include Nichimen Corporation, Nissho and Iwai (presently Sojitz Corporation), the Sanwa Bank and Toyo Trust & Banking (presently UFJ Holdings, Inc.) the Industrial Bank of Japan and Nippon Kangyo Bank (presently Mizuho Bank, Ltd. and Mizuho Holdings, Inc.), and the Bank of Kobe (presently Sumitomo Mitsui Banking Corporation). While we maintain certain business relationships with these companies, in the aggregate they now hold only a limited number of the Shares.

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

It was also during this time that our marketing strategy shifted from a focus on using the established networks of the trading companies and other initial shareholders, to one that concentrated on independent marketing as our number of branches expanded. In April 1970, we listed the Shares on the second section of the Osaka Securities Exchange, which at the time was the fastest listing by a new company in post-World War II Japan. Since February 1973, the Shares have been listed on the first sections of the Tokyo and Nagoya Stock Exchanges and the Osaka Securities Exchange. On September 16, 1998, ORIX listed on the New York Stock Exchange, with the ticker symbol “IX.”

The 1970s saw the gradual maturing of the Japanese leasing industry, and the Japanese economy was adversely affected by the two oil shocks of 1973 and 1979, resulting in reduced growth in capital spending and increased volatility in foreign exchange rates. Despite these difficulties, we continued to grow rapidly by expanding and diversifying our range of products and services to include ship and aircraft leasing along with real estate-related finance and development. Beginning in 1972 with the establishment of ORIX Alpha Corporation, or ORIX Alpha, which concentrated on leasing furnishings and fixtures to retailers, hotels, restaurants and other users, we set up a number of specialized leasing companies to tap promising new markets, including ORIX Auto Leasing Corporation, or ORIX Auto Leasing, in 1973 and ORIX Rentec Corporation, or ORIX Rentec, in 1976. With the establishment of ORIX Credit Corporation, or ORIX Credit, in 1979, we began our move into the retail market by providing shopping credit. We also began to provide housing loans in 1980.

During the 1970s we began expanding overseas, establishing our first overseas office in Hong Kong in 1971, followed by Singapore in 1972, Malaysia in 1973, the United States in 1974, Indonesia in 1975, South Korea in 1975, the Philippines in 1977 and Thailand in 1978.

Yoshihiko Miyauchi became President and CEO in 1980. During the 1980s, we continued to expand the range of our products and services, and placed increased emphasis on strengthening synergies among our group companies by emphasizing knowledge sharing and cooperation to make optimal use of corporate resources. This included a focus on cross-selling a variety of products and services to our customers, a focus that continues to this day.

During the 1980s, we began using mergers and acquisitions to expand operations, acquiring ORIX Securities Corporation, or ORIX Securities (formerly Akane Securities K.K.), and ORIX Estate Corporation, or ORIX Estate (formerly ORIX Ichioka Corporation), which is involved in real estate and leisure facility management, in order to expand our array of financial products and services.

In 1988, we acquired one of the twelve professional baseball teams in Japan, now called ORIX BlueWave, which has helped raise our name recognition and promote our corporate image. In 1989, we introduced a corporate identity program and changed our name to ORIX Corporation from Orient Leasing Co., Ltd. to reflect our increasingly international profile and diversification into financial services other than leasing.

In the 1990s, the Japanese economy experienced a protracted period of industrial stagnation, and in the latter half of the decade, instability within the financial sector. Notwithstanding these adverse conditions, we continued to further develop and diversify our financial activities and products. For example, in 1991 we entered the life insurance business through ORIX Life Insurance (originally the Japanese operations of United of Omaha Life Insurance Company of the United States) and steadily increased our operations in this field. In addition, in 1997 we entered the commercial mortgage-backed securities business through a joint venture with Bank One Corporation of the United States (presently a wholly-owned subsidiary called ORIX Capital Markets, LLC, or OCM).

In 1990s we also made additional efforts to develop our retail business. ORIX Life Insurance commenced sales of a new range of directly marketed life insurance products – ORIX Direct Life Insurance – in September 1997, targeting the consumer life insurance market. In addition, we acquired ORIX Trust and Banking Corporation, or ORIX Trust and Banking (formerly Yamaichi Trust & Bank, Ltd.), in 1998, which has since concentrated primarily on housing loans. With deregulation of brokerage commissions in 1999, ORIX Securities began ORIX ONLINE, an Internet-based brokerage aimed at individual investors.

In 1999, in order to increase the efficiency of our real estate-related operations, we established our Real Estate Finance Headquarters, which is primarily engaged in real estate-related finance, and ORIX Real Estate Corporation, or ORIX Real Estate, which focuses on the development, operation and management of real estate in Japan. After this reorganization, we expanded our activities to include loan servicing, real estate investment trusts, commercial mortgage-backed securities, building maintenance and asset management in Japan.

We established our Investment Banking Headquarters in 1999, and have since been attempting to expand our investment banking activities, which include principal investments, corporate rehabilitation and consulting.

STRATEGY

Following a protracted period of stagnation, Japan’s economy is showing increasing signs of having bottomed out and it currently appears to us to have finally entered a period of recovery. While we still do not expect rapid progress in structural reforms at this point, it appears to us that the Japanese economy is slowly but steadily becoming more characteristic of a true market economy.

In view of this, we have been reevaluating our strategic positioning and are considering how to shift our focus from a strategy of growth by taking advantage of opportunities presented by the harsh economic environment following the end of the bubble economy to an emphasis on growth amid a period of recovery in Japan’s economy. With this transition in mind, we have begun preparing ourselves for a potential full-scale upturn in the Japanese economy. If this recent upturn actually shows some staying power, we believe we may need to revise our cautious business outlook and make efforts to accelerate our growth.

To achieve these goals, we believe that we need to implement a two-pronged strategy:

•	expand the franchise value of our existing successful businesses; and

•	establish new franchise value by adding businesses to our core of successful operations.

EXPANDING FRANCHISE VALUE

At times like the current period of transition toward economic recovery, banks and other companies in Japan’s financial sector are likely to gradually regain their vitality and compete more directly with us. For example, they are likely to develop strategies aimed at providing financial services to our core customer base of mainly small and medium-sized companies.

To ensure that we are able to maintain a position that is consistently a step or more ahead of our competitors, we are forming a variety of cross-divisional business teams with high levels of specialized skills. The mission of these teams is to fully integrate the accumulated wealth of knowledge that exists throughout our consolidated group, so that these teams can propose solutions that are tailored to meet the various needs of our customers throughout our nationwide sales network. By better meeting our customer needs, we can further strengthen our relationships of trust, which we believe will allow us to proactively expand our most important businesses.

Furthermore, in the process of developing this business model based on providing innovative solutions, we have developed some unique specialized operations that we are also attempting to expand.

In the automobile leasing business, for example, we offer direct financing leases along with a full range of maintenance and administrative services. As a result, we are able to enjoy relatively higher returns because we provide considerably more valuable services than simple direct financing leases and this has become a highly profitable business. Moreover, we are enjoying economies of scale stemming from the large-volume procurement of vehicles as well as tires, lubricants, and other maintenance items. We are striving to leverage these strengths to further upgrade our value-added services for leased vehicles and greatly increase the number of vehicles that we administer.

In addition to the automobile leasing operations, we are proactively working to expand operating leases for precision measuring instruments and other financial businesses that incorporate a high degree of specialization and value-added services. We also hope to increase the share of our earnings that stems from such services as building maintenance, which we are strategically expanding at this time. In this way, we are attempting to expand the services that we can provide, even when the services are not strictly within the scope of financial services, in an effort to boost growth and improve profitability.

CREATING NEW FRANCHISE VALUE

The second main part of our strategy relates to the new business opportunities and customer needs that have emerged as a result of macroeconomic changes and progress in implementing structural reforms in Japan. We have developed various businesses in recent years and we want to create new franchise value as we continue to add these to our core operations.

The benefits of this strategy are currently emerging in such financial fields as real estate-related finance, which has grown greatly in Japan, as well as such investment banking operations as M&A advisory, private equity, and corporate rehabilitation.

In the field of real estate-related finance, we have successfully developed various new businesses including non-recourse loans, securitization products and a real estate investment trust, or REIT, in the past few years. We also have expanded business associated with non-performing loans as financial institutions make efforts to move forward in dealing with their problem assets.

Drawing on our accumulated financial know-how and growing experience in such areas as real estate development, management, and maintenance, we are proactively expanding our operations as a leader in real estate-related finance. In recent years, we have realized considerable profits in the real estate-related finance market, and this market is projected to greatly expand in view of the emergence of new needs. We plan to further expand and build our operations in this market into an additional core business capable of generating attractive returns.

Our small and medium-sized corporate customers present us with various requests that are no longer limited to needs associated with financial products and services, but include a growing number of requests related to such issues as business restructuring and succession, balance-sheet strengthening, and stock listings. In December 1999, we established a department specializing in investment banking services. This department has worked in close cooperation with sales and marketing units throughout Japan to provide solutions for these kinds of new needs. We are also emphasizing the expansion of our corporate rehabilitation business, including equity investments in companies in bankruptcy or undergoing restructuring as well as seconding personnel to these companies. In the corporate rehabilitation business, we are seeking to boost the value of companies in which we invest with the aim of realizing capital gains upon their sale over the medium term. Currently, we are striving to both increase the value of our existing investments to prepare for profitable exits in the future, while maintaining strict evaluation standards when making additional investments. The market for corporate rehabilitation and other types of investment banking solutions is projected to keep growing due to the continued bipolarization of the performance of Japanese companies between the winner and losers. We expect demand for both proactive measures to help companies become winners and opportunities for rehabilitation of failed companies. Our goal is to further strengthen our position in this market and thereby establish investment banking as another core businesses to create new franchise value.

OVERCOMING THE CHALLENGES IN OUR OVERSEAS OPERATIONS

Performance in our business segments in the Americas and the Asia and Oceania regions has generally improved, and we intend to take the steps required to ensure that our overseas operations once again increase their contribution to overall earnings. In particular, our operations in the Americas have been weak in recent years, but we feel that the segment is moving towards recovery as we have finally completed the restructuring of our leasing subsidiary there. As a result of the improvement in our overseas operations, we are now in a position to make serious consideration of opportunities for expansion.

OVERVIEW OF ACTIVITIES

Our operations presently consist of five major areas:

•	corporate finance;

•	real estate-related businesses;

•	life insurance;

•	retail finance; and

•	overseas operations.

Corporate finance is primarily the provision of financial products and services, including leasing, lending, and, more recently, investment banking services, to mainly small and medium-sized enterprises in Japan. Real estate-related businesses include the development, management, operation and sale of real estate in addition to real estate-related finance, such as non-recourse loans, commercial mortgage-backed securities, loan servicing and real estate investment in trusts in Japan. Life insurance includes underwriting and agency sales of life insurance products in Japan. Retail finance is primarily the provision of housing loans and consumer card loans in Japan. Overseas operations consist primarily of leasing and lending to corporate customers, real estate-related businesses, investment in securities and loan servicing in 22 markets outside of Japan in North America, Asia, Oceania, Europe, Northern Africa and the Middle East.

PROFILE OF BUSINESS BY REVENUES AND OPERATING ASSETS

We believe there are two primary methods for viewing our performance in light of our consolidated financial information. One method is based upon individual revenue and operating asset items in our consolidated statements of income and consolidated balance sheets, broken down based on the financial accounting treatment we give to the different financial and other transactions that we make. The alternative method is based our segment information, which is broken down based on the nature of the services provided by the operations in Japan and on geographic area for overseas operations. The following provides an explanation of each business based on the first method. For an explanation of each business based on the second method see “—Profile of Business by Segment.”

The following table shows revenues by revenue type.

	Years ended March 31,
	2002	2003	2004
	(In millions of yen)
Revenues:
Direct financing leases	¥121,914	¥122,928	¥112,372
Operating leases	118,954	122,526	130,488
Interest on loans and investment securities	121,962	131,590	116,744
Brokerage commissions and net gains on investment securities	18,367	10,857	26,025
Life insurance premiums and related investment income	152,333	138,511	134,212
Residential condominium sales	58,078	71,165	98,034
Gains on sales of real estate under operating leases	685	3,257	9,116
Interest income on deposits	1,374	526	884
Other operating revenues	63,627	80,460	92,898

Total revenues	¥657,294	¥681,820	¥720,773

In fiscal 2004, 84% of our revenues came from operations in Japan, while 16% came from operations overseas.

No single customer accounted for 10% or more of total revenues in fiscal 2002, 2003 and 2004.

Except for revenues from fees and commissions, and revenues recognized from the sale of certain real estate developments, such as residential condominiums, in which assets are recorded as inventories, revenues are generated from the operating assets as shown in the table below.

	As of March 31,
	2002	2003	2004
	(In millions of yen)
Operating assets:
Investment in direct financing leases	¥1,658,669	¥1,572,308	¥1,453,575
Investment in operating leases	474,491	529,044	536,702
Installment loans	2,273,280	2,288,039	2,234,940
Investment in securities	861,336	677,435	551,928
Other operating assets	245,897	76,343	72,049

Total operating assets	¥5,513,673	¥5,143,169	¥4,849,194

As of March 31, 2004, 83% of our operating assets were located in Japan, while 17% were overseas.

The following is a description of our revenue items, which includes a discussion of operating assets as applicable.

DIRECT FINANCING LEASES

The typical direct financing lease is a full-payout lease for one specific user and is generally non-cancelable during the lease term. We purchase the equipment on behalf of the user who usually makes monthly payments of a fixed amount. Financial terms are designed to recover most, if not all, of the initial cost of the equipment, interest and other costs during the initial contractual lease term and this type of contract is often referred to as a full-payout lease. In Japan, we usually retain ownership of the equipment and can lease the equipment again or sell it in the secondary markets after the initial lease contract expires. In certain cases, the lessee has an option to purchase the equipment after the lease contract expires, or in the case of what are called hire-purchases, the ownership rights of the equipment transfer to the lessee upon completion of the contract.

We treat direct financing leases as financial assets. When we receive lease payments from lessees, the interest component and the amortized amount of the initial, up-front fee are recorded as revenues on our consolidated statements of income, while the portion of the lease payment attributable to the principal is recognized in the consolidated statement of cash flows. For more information on revenue recognition of direct financing lease revenues, see Note 1(e) in “Item 18. Financial Statements.”

Direct financing leases made up 16% of total revenues and 30% of total operating assets as of and for the year ended March 31, 2004.

We provide direct financing leases in Japan and in most countries in which we have operations. Our direct financing leases cover most types of equipment, which we broadly categorize into:

•	information-related and office equipment;

•	industrial equipment;

•	commercial services equipment;

•	transportation equipment; and

•	other equipment.

Information-Related and Office Equipment

Information-related and office equipment includes computers and office automation equipment such as photocopy machines. Much of this equipment is leased by the ORIX OQL Headquarters through a program in Japan called “ORIX Quick Lease,” in which independent vendors act as agents to lease these small-ticket items. We have systematized the contract process and automated credit evaluations to improve the efficiency of our origination activities.

Industrial Equipment

Industrial equipment primarily consists of construction and heavy equipment, and pulp and paper milling equipment. The main companies providing these leases are ORIX in Japan and ORIX Financial Services, Inc., or ORIX Financial Services, in the United States.

Commercial Services Equipment

Commercial services equipment includes vending machines, gaming machines, showcases and point-of-sales systems. The main companies providing these leases are ORIX and ORIX Alpha in Japan.

Transportation Equipment

Transportation equipment within our direct financing lease portfolio consists primarily of automobile fleet leasing to corporate clients. ORIX Auto Leasing and IFCO Inc., or IFCO, are our main subsidiaries handling operations in Japan. We also have subsidiaries in the United States and in several countries in Asia and Oceania and Europe that lease automobiles.

Other Equipment

Other equipment that we lease includes telecommunications and medical equipment. Most of these leases are made in Japan.

OPERATING LEASES

Operating leases differ from direct financing leases in that they generally have shorter lease terms. In some cases, such as automobile rentals, the term can be less than a day. As a result, we usually do not substantially recoup the initial cost of the item through lease payments during the initial lease term, but instead usually lease out the same item sequentially to more than one customer (or to the same customer under successive lease contracts) during its useful life. We record the entire payment made by a customer under an operating lease as revenue, with a corresponding expense called “Depreciation—Operating Leases.”

In the Japanese marketplace, operating leases are often referred to as rentals. As the lessor of an operating lease, we bear the residual value risk. This means that we must always maintain strong links to secondary markets for the purchase and sale of used equipment. The principal participants in these informal, unregulated markets are brokers and dealers who specialize in the purchase and sale of used equipment.

Operating leases made up 18% of consolidated revenues and 11% of total operating assets as of and for the year ended March 31, 2004.

We broadly classify our operating leases operations into three principal types of equipment:

•	transportation equipment;

•	precision measuring equipment and personal computers; and

•	real estate and other.

Transportation Equipment

Transportation equipment that we lease out under operating leases consists mainly of aircraft, automobiles and oceangoing vessels. Our fleet of aircraft as of March 31, 2004 stood at 20 owned and 49 managed aircraft. These are leased principally to European, North American and Asian carriers. We own 18 Airbus 320s, one Airbus 340 and one Boeing 737. Our aircraft lease operations are managed by ORIX Aviation Systems Corporation, or ORIX Aviation, based in Ireland. Our two principal markets for automobile operating leases, including automobile rentals, are Japan and Australia, although we also maintain automobile operating lease operations in several Asian countries.

Precision Measuring Equipment and Personal Computers

Our specialist subsidiary, ORIX Rentec, rents precision measuring equipment and personal computers in Japan and selected overseas markets. Our customers are mainly Japanese electronics companies and railway companies.

Our measuring and diagnostic equipment is used mainly in the manufacturing facilities and research and development activities of our customers. This equipment includes:

•	equipment for testing emissions from mobile phones;

•	equipment for testing noise emissions;

•	equipment for testing compliance of electrical circuitry with prescribed standards;

•	laboratory and field use meteorological and environmental testing equipment, including pollution monitoring equipment; and

•	equipment for monitoring, testing and evaluating the electromagnetic performance of printed circuit boards and the efficiency of microprocessors.

Real Estate and Other

Our real estate and other operating leases consist primarily of corporate dormitories, office buildings and residential condominiums. We maintain a portfolio of 45 rental dormitories, 37 owned and 8 managed, which we rent to major corporations in Japan for use by their staff. We also own and operate, for rental purposes, office buildings, approximately 1,400 apartment units and a number of other real estate properties, located mainly in or near Tokyo and Osaka.

INTEREST ON LOANS AND INVESTMENT SECURITIES

ORIX earns interest income on the installment loans it makes both in Japan and overseas to individuals and corporations. ORIX also earns interest income on its investments primarily in available-for-sale securities. Interest on loans and investment securities accounted for 16% of our consolidated revenues for fiscal 2004, while installment loans and investment securities made up approximately 46% and 11% of our consolidated operating assets as of March 31, 2004, respectively.

Our consolidated balance sheets figures for the balance of installment loans and investment in securities include the operating assets of our life insurance operations, but our consolidated statements of income figures for interest on loans and investment securities exclude revenues from life insurance operating assets. Income stemming from investment related to the life insurance business, including interest income from insurance-related installment loans and investment securities, gains on the sale of insurance-related investment securities and real estate income related to life insurance operations, is included in life insurance premiums and related investment income in our consolidated statements of income.

Installment Loans to Consumer Borrowers in Japan

We have three distinct categories of consumer lending in Japan: housing loans, card loans and other lending. We have been providing housing loans since 1980. ORIX Trust and Banking has been originating new housing loans since 1999. We issue a portion of these loans to individuals who purchase real estate for investment purposes and a portion to individuals who purchase real estate for self-occupancy purposes. These loans are mainly secured by first or second mortgages. Our card loans are uncollateralized revolving loans with a maximum limit of ¥3 million. The other category refers principally to loans made in connection with our securities brokerage operations.

Installment Loans to Corporate Borrowers in Japan

Loans to corporate borrowers in Japan include loans to real estate-related companies, as well as general corporate lending. Corporate lending covers the spectrum of Japanese corporate lending, including loans to the amusement industry, loans to consumer finance companies and loans to the Japanese retail sector. These loans are secured primarily by real estate collateral.

Installment Loans to Overseas Borrowers

Our overseas installment loans include corporate loans, in particular commercial mortgages, in the United States, as well as ship finance out of Hong Kong and Singapore.

Investment in Securities

We maintain a sizable investment in various securities. The largest segment of this portfolio is derived from investments of reserves in our life insurance operations, which constituted approximately 42% of our total investment in securities as of March 31, 2004. The investment in securities related to our life insurance operations is primarily yen-denominated corporate debt. Overseas, we also have substantial holdings in corporate debt in the United States and a substantial portion of the interest income on investment securities is earned on commercial mortgage-backed securities and high yield bonds held in the United States.

BROKERAGE COMMISSIONS AND NET GAINS ON INVESTMENT SECURITIES

All non-interest income and losses (other than foreign currency transaction gains or losses and write-downs of securities) that we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains on investment securities. These include the brokerage commissions of ORIX Securities and the net gains on sales of securities other than those sold by ORIX Life Insurance. Historically, “net gains on investment securities” has made up the majority of revenues in this category. Brokerage commissions and net gains on investment securities accounted for 4% of consolidated revenues in fiscal 2004.

LIFE INSURANCE PREMIUMS AND RELATED INVESTMENT INCOME

Life insurance premiums and related investment income are derived from ORIX Life Insurance, which is a full-line life insurance underwriter, with a total value of ¥3,956 billion in insurance contracts in force as of March 31, 2004. Life insurance premiums and related investment income accounted for 19% of consolidated revenues in fiscal 2004. A corresponding expense called “life insurance costs” includes provisions for reserves and the amortization and other costs associated with the life insurance operations.

Premiums from the sale of life insurance are recorded as life insurance premiums, while interest on loans and investment securities, net gains on the sale of securities, revenues from real estate and other income related to our life insurance operations are included in life insurance related investment income. For details on the assets and revenues associated with the life insurance related investment income, see “Item 5. Operating and Financial Review and Prospects—Results of Operations—Life insurance premiums and related investment income.”

RESIDENTIAL CONDOMINIUM SALES

ORIX Real Estate develops and sells residential condominiums and single dwelling homes in Japan. In fiscal 2004 residential condominium sales constituted 14% of consolidated revenues. Gross proceeds from the sale of these properties are recognized as revenue in our consolidated statements of income with a corresponding expense item called “costs of residential condominium sales” when the property is transferred to the buyer.

The assets associated with residential condominium development are included in inventories, which is not included in operating assets.

GAINS ON SALES OF REAL ESTATE UNDER OPERATING LEASES

Gains on sales of real estate under operating leases was added to our consolidated statements of income in fiscal 2004 due to the increased importance of these gains. The gains recognized in this item refer to the gains on sales of real estate under operating leases in which we continue to provide services, such as building maintenance or property management. Gains on the sales of real estate under operating leases made up 1% of consolidated revenues for fiscal 2004.

INTEREST INCOME ON DEPOSITS

Interest income on deposits not included in other categories of revenues includes principally interest earned on bank deposits.

OTHER OPERATING REVENUES

Other operating revenues are generated from a variety of businesses that include commissions for the sale of insurance and other financial products, revenues from loan servicing and building maintenance and revenues from golf courses, a training facility and hotels.

The revenues from these operations are recorded on our consolidated statements of income as other operating revenues and made up approximately 13% of consolidated revenues in fiscal 2004. There is also a corresponding expense called other operating expenses.

The assets associated with other operations are other operating assets such as golf courses, a training facility, and hotels, and real estate or other assets bought for the purpose of resale, which are included in inventories.

PROFILE OF BUSINESS BY SEGMENT

Our reportable segments are based on FASB Statement No. 131. They are identified based on the nature of services for operations in Japan and on geographic area for overseas operations. For discussion of the basis for the breakdown of segments, refer to Note 30 in “Item 18. Financial Statements.”

The following table shows a breakdown of revenues by segment for the years ended March 31, 2002, 2003 and 2004.

	Years ended March 31,
	2002	2003	2004
	(In millions of yen)
Segments in Japan:
Corporate financial services	¥118,794	¥125,560	¥128,355
Rental operations	67,319	67,655	74,370
Real estate-related finance	31,582	51,589	54,792
Real estate	85,516	104,454	143,451
Life insurance	154,296	138,511	133,391
Other	49,139	61,238	73,986

Sub-total	506,646	549,007	608,345

Overseas segments:
The Americas	75,195	57,909	47,294
Asia and Oceania	56,677	55,425	53,694
Europe	14,716	13,311	10,708

Sub-total	146,588	126,645	111,696

Total segment revenues	653,234	675,652	720,041
Reconciliation of segment totals to consolidated amounts	4,060	6,168	732

Total consolidated amounts	¥657,294	¥681,820	¥720,773

BUSINESS SEGMENTS IN JAPAN

Our operations in Japan are conducted by ORIX and a number of our subsidiaries and affiliates. In general, our sales staff in Japan sells the full range of our products, including products of subsidiaries such as ORIX Auto Leasing, ORIX Rentec, ORIX Life Insurance and ORIX Facilities Corporation, or ORIX Facilities, which are cross-sold. However, other subsidiaries, such as our real estate subsidiary, serve more specialized functions. Products and services of these subsidiaries are handled by their dedicated sales staff, whose specialized training and experience are required in the markets they serve.

Our main customer base is comprised of small and medium-sized companies. However, we have expanded our client base to include large corporations in some business segments, such as the rental of precision measuring equipment and real estate-related finance. We have also targeted individual customers as a growth area in various business segments, such as consumer card loans, housing loans, automobile leasing, automobile rentals, life insurance and online securities brokerage.

CORPORATE FINANCIAL SERVICES

Our corporate financial services consist primarily of originating direct financing leases and installment loans to corporate customers and, to a lesser degree, of sales of a variety of financial products and other fee business. The activities in this segment are conducted primarily through our four sales headquarters—the Tokyo Sales Headquarters, the Kinki (Osaka) Sales Headquarters, the District Sales Headquarters and the OQL Sales Headquarters. ORIX Auto Leasing and IFCO are major subsidiaries in this segment specializing in automobile leasing.

Cross-selling of Financial Solutions

The sales people in our four sales headquarters form the core of our sales and distribution network in Japan. Leasing and lending activities often create the first contact we have with our customers. These activities provide us with the opportunity to get to know our clients, make an assessment of their particular needs, and offer a variety of solutions responding to their varying needs, including leases, loans, life and non-life insurance, investment products and building maintenance. As this cross-selling strategy has evolved in recent years, we have attempted to develop capabilities to provide financial solutions that investment banks provide to help companies liquidate assets, merge with other companies or restructure their operations.

Automobile Leasing

As of March 31, 2004, we had a total of approximately 470,000 vehicles under lease in Japan. Based on data from MoLIT for fiscal 2003, we had a market share of approximately 16% of the automobile leasing industry in Japan, which we believe made us the largest automobile lessor in Japan.

In order to diversify our access to secondary markets and increase the returns on the eventual sales of vehicles from our fleet when leases expire, we have established four specialist automobile auction sites in Japan. We sold approximately 40,000 used vehicles in fiscal 2004 through these sites.

RENTAL OPERATIONS

The rental operations business principally comprises the rental of precision measuring equipment and personal computers to corporate customers as well as automobile rental operations. The operations are conducted primarily by ORIX Rentec and ORIX Rent-A-Car Corporation, or ORIX Rent-A-Car.

We have developed a strong position in the precision measuring equipment and personal computer rental sector in Japan through our subsidiary ORIX Rentec, which has an inventory of more than 400,000 units of precision measuring and diagnostic equipment. Our customers include major Japanese and overseas electronics companies. We have also established subsidiaries in Singapore, Malaysia, South Korea and the United Kingdom to provide such services to clients overseas. For a description of the types of equipment leased, see “—Operating Leases.”

ORIX Rent-A-Car, together with our other automobile rental subsidiaries, owned approximately 43,000 vehicles in Japan, serviced by a network of 636 branches as of March 31, 2004, which makes us the second largest car rental company in Japan according to data as of March 31, 2003 of the All Japan Rent-A-Car Association.

REAL ESTATE-RELATED FINANCE

ORIX’s real estate-related finance business encompasses primarily real estate loans to corporate customers and housing loans to individuals. We include most loans to non-real estate business corporate customers in the corporate financial services segment, even when these loans are secured by real estate. ORIX is also expanding its business involving loan servicing, non-recourse loans, commercial mortgage-backed securities, and real estate investment trusts. The activities in this segment are conducted primarily by our Real Estate Finance Headquarters, ORIX Trust and Banking, ORIX Asset Management and Loan Services Corporation, or ORIX Asset Management and Loan Services, and ORIX Asset Management Corporation, or ORIX Asset Management.

In April 1998, we acquired ORIX Trust and Banking (formerly Yamaichi Trust & Bank, Ltd.). This acquisition provided us with a general banking license, which allows us to accept deposits, and a trust business license. The bank’s major operations include the provision of housing loans, including loans to individuals looking to purchase real estate for investment purposes. As of March 31, 2004, ORIX Trust and Banking had deposits of ¥293 billion and housing loan assets of ¥324 billion.

The market for real estate finance in Japan has undergone substantial changes since the latter half of the 1990s as a result of deregulation and structural changes in the economy. Our activities in this area have followed these changes and in recent years our Real Estate Finance Headquarters has focused on non-recourse lending and commercial mortgage-backed securities, while specialist subsidiaries such as ORIX Asset Management and Loan Services and ORIX Asset Management are active in loan servicing and asset management of real estate investment trusts, respectively.

REAL ESTATE

ORIX’s real estate business consists of both the development and sale of real estate, as well as the management, operation and maintenance of real estate properties. ORIX Real Estate and ORIX Facilities are our subsidiaries that are primarily responsible for activities in this segment.

We own, operate and provide management services, including tenant and rental income management, for a number of commercial and other properties in Japan, including a corporate training facility, golf courses and hotels. Our real estate development activities cover both residential and commercial property markets in Japan. We sold approximately 2,300 residential apartment units in fiscal 2003 and approximately 3,000 units in fiscal 2004. We have also been involved in the development of commercial facilities and office buildings. The expertise that we have accumulated in the Japanese real estate market over nearly two decades coupled with our financing capabilities allow us to provide one-stop development packages.

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

OTHER

The other segment encompasses consumer card loan operations, venture capital operations, securities transactions, corporate rehabilitation, private finance initiatives and new businesses. The activities in this segment are conducted primarily by ORIX, ORIX Credit, ORIX Capital Corporation, or ORIX Capital, and ORIX Securities.

The consumer card loan operations of ORIX Credit constitute the largest single business in this segment in terms of revenues and operating assets. The main product of ORIX Credit is uncollateralized revolving card loans, made through our VIP Loan Card, which offers customers, in our opinion, reasonable loan rates along with a great deal of convenience in withdrawing and repaying funds. For example, money can be withdrawn from approximately 140,000 cash dispensers and automated teller machines, or ATMs, throughout Japan, and partnerships have been formed with a number of banks and other financial institutions to allow convenient repayment at about 41,000 ATMs operated by financial institutions throughout Japan. In addition, as part of its card loan business, ORIX Credit has started offering a guarantor’s service to regional banks and credit associations that are attempting to expand consumer finance operations. As of March 31, 2004, ORIX Credit had agreements with 61 such regional financial institutions to provide such services.

In 1983, we established ORIX Capital to provide venture capital and related consulting services to companies that are potential candidates for initial public offerings in Japan. As of March 31, 2004, ORIX Capital had ¥25,852 million in assets under its management, consisting mainly of equity securities.

ORIX Securities is engaged primarily in equity and other securities brokerage activities. In May 1999, we began to offer “ORIX ONLINE,” an equity trading service available via telephone and the Internet. ORIX Securities has seats on the Tokyo Stock Exchange and the Osaka Securities Exchange.

A major affiliate in this segment is The Fuji Fire and Marine Insurance Company, Ltd, or Fuji Fire and Marine. For details of our investment in this company, see Note 11 in “Item 18. Financial Statements.”

OVERSEAS BUSINESS SEGMENTS

Since the establishment of our first overseas subsidiary in Hong Kong in 1971, we have competed in selected international markets through subsidiaries and investments in joint ventures as affiliates. As of March 31, 2004, we operated in 22 countries outside Japan through 110 subsidiaries and affiliates. Our overseas operations employ approximately 2,600 employees, and include a network of 238 offices.

THE AMERICAS

ORIX’s principal businesses in the Americas segment are direct financing leases, corporate lending, commercial real estate lending including mortgage backed securities, real estate development and securities investment.

After opening a representative office in 1974, we commenced formal operations in the United States in 1981 when we established a wholly-owned subsidiary, ORIX USA Corporation, or ORIX USA. ORIX USA acts as the holding company for other operations in the United States. In mid-2003, we reorganized by functional component the businesses of ORIX USA and our Americas corporate support staff began to consolidate all activities in the Americas under ORIX USA. The business activities of ORIX USA are now managed and reported under the corporate finance, leasing, real estate and other business units.

Corporate Finance

The Americas corporate finance unit includes the following business activities:

•	investment in publicly traded commercial bonds and in bank loans, primarily below investment grade;

•	direct lending to small and medium-sized companies for acquisitions, growth, capital expenditures or working capital; and

•	structured financing for, and leasing of, large-ticket capital equipment and plant and equipment transactions for a wide variety of businesses, and the provision of creative tax and synthetic lease products for the medium to large-ticket market.

Leasing

The Americas leasing unit includes the origination and servicing of commercial equipment leases and the provision of financing for dealers, distributors, national manufacturers and end users throughout the United States.

Real Estate

The Americas real estate unit includes the following business activities:

•	servicing of commercial mortgages both for its own account and for the accounts of third parties, including publicly owned commercial mortgage-backed securities, or CMBS;

•	origination and investment in commercial mortgages and real estate-related debt instruments, including CMBSs primarily with ratings of “BB” and lower; and

•	acquisition, development and management of commercial properties as a principal, in joint ventures with other developers and for third parties.

Other Businesses

From time to time, ORIX USA provides financing outside of its three main business activities. We characterize these activities as other businesses until they either grow to the status of a new business segment, are logically combined with an existing business segment or an alternate exit strategy is pursued. ORIX USA engages in the following three activities in this category:

•	municipal leasing, which covers the origination and provision of small to medium-ticket leases for state and local governments and other public enterprises, including schools and hospitals. Revenues from such leases are generally exempt from US taxation. Municipal leases are periodically sold into the market or to other financial institutions;

•	trade finance, which involves the purchase of short-term trade obligations, principally involving Latin American companies. The short-term paper is re-sold to other investors or held as a portfolio investment; and

•	venture finance, which involves the direct origination of secured loans to small companies planning to tap the public securities market in the near future. These transactions typically include warrants for shares in the company at the time of sale or public registration.

In addition to our wholly-owned subsidiaries in the United States, we own 29% of Stockton Holdings Limited, or SHL, a company headquartered in Bermuda.

ASIA AND OCEANIA

Our principal businesses in Asia and Oceania involve direct financing leases, operating leases for transportation equipment, corporate lending and securities investment.

In 1971, we established our first overseas office in Hong Kong, and had 63 subsidiaries and affiliates in this segment, which includes the Middle East and North Africa, as of March 31, 2004. These companies do business in 17 countries. During the years that we have maintained a presence in Asia, ORIX Asia, based in Hong Kong, has been the base for our expansion and operations in the region. Singapore has been another center for our activity in the region, and we have substantial operations in Australia, Malaysia and Indonesia as well.

Some of the specialist leasing operations that we have developed in Japan are also being developed in markets in this segment. For example, we have specialized automobile leasing operations in countries such as

Australia, Indonesia, Singapore, Taiwan, Malaysia, Thailand and Korea. In December 2002, we also made an investment in Korea Life, Co., Ltd., or Korea Life, which is accounted for by the equity method. For details of this investments, see Note 11 in “Item 18. Financial Statements.”

We have also expanded our activities into and throughout the Middle East and North Africa through our affiliate ORIX Leasing Pakistan Limited.

EUROPE

Our principal businesses in Europe center on aircraft operating leases, corporate loans and securities investments.

We initiated our activities in Europe in 1974, when we established a liaison office in London. We conduct our current European operations principally through ORIX Ireland Limited, established in 1988 as a finance vehicle for our European operations, ORIX Aviation in Ireland, which has marketing, technical, legal and administrative teams to develop our international aircraft operating lease business, and ORIX Polska S.A., an equipment leasing company in Poland.

DIVISIONS, MAJOR SUBSIDIARIES AND AFFILIATES

The following is a list of ORIX divisions, and our major subsidiaries and affiliates, broken down by segment. The table includes the name of each division or company, its principal business, and, as applicable, the year in which it was established or acquired and the percent of equity owned by ORIX.

OPERATIONS IN JAPAN

Unless otherwise indicated, the following companies are incorporated in Japan.

	Principal business	Established (acquired)	ORIX ownership
Corporate financial services:
ORIX Corporation		Apr. 1964
Tokyo Sales Headquarters Kinki (Osaka) Sales Headquarters District Sales Headquarters OQL Headquarters	Leasing, Lending, Other Financial Services
ORIX Alpha Corporation	Leasing, Lending	Mar. 1972	100%
ORIX Auto Leasing Corporation	Automobile Leasing	Jun. 1973	100%
Sun Leasing Corporation	Medical Equipment Leasing	(Sep. 1999)	100%
Senko Lease Corporation	Automobile Leasing	(Jul. 2001)	100%
IFCO Inc.	Automobile Leasing	(Sep. 2001)	80%
Momiji Lease Corporation	Leasing	(Mar. 2002)	95%
Nittetsu Lease Co., Ltd.	Leasing	(Jul. 2002)	90%
Nittetsu Leasing Auto Co., Ltd.	Automobile Leasing	(Jul. 2002)	91%
Rental operations:
ORIX Rentec Corporation	Precision Measuring & OA Equipment Rentals	Sep. 1976	100%
ORIX Rentec (Singapore) Pte. Limited (incorporated in Singapore)		Oct. 1995	100%
ORIX Rentec (Malaysia) Sdn. Bhd. (incorporated in Malaysia)		Nov. 1996	94%
ORIX Rentec (Korea) Corporation (incorporated in South Korea)		Apr. 2001	100%

	Principal business	Established (acquired)	ORIX ownership
ORIX Rentec Limited (incorporated in the UK)	Precision Measuring & OA Equipment Rentals	Jul. 2001	100%
ORIX Rent-A-Car Corporation	Automobile Rentals	Feb. 1985	100%
JAPAREN Co., Ltd.	Automobile Rentals	(Oct. 2003)	100%
Real estate-related finance:
ORIX Corporation Real Estate Finance Headquarters	Real Estate-Related Finance	Apr. 1964
ORIX Trust and Banking Corporation	Trust & Banking Services	(Apr. 1998)	100%
ORIX Asset Management & Loan Services Corporation	Loan Servicing	Apr. 1999	100%
ORIX Asset Management Corporation	REIT Management	Sep. 2000	100%
Real estate:
ORIX Corporation Real Estate Business Headquarters	Real Estate Development & Management	Apr. 1964
ORIX Estate Corporation	Real Estate & Leisure Facility Management	(Dec. 1986)	100%
BlueWave Corporation	Training Facility & Hotel Management	Aug. 1991	100%
ORIX Real Estate Corporation	Real Estate Development & Management	Mar. 1999	100%
ORIX Golf Corporation	Golf Course Development & Management	Jul. 2000	100%
ORIX Facilities Corporation	Building Maintenance Services	(Sep. 2001)	85%
Life insurance:
ORIX Life Insurance Corporation	Life Insurance	Apr. 1991	100%
ORIX Financial Alliance Corporation	Life Insurance Agency	Oct. 2002	100%
Other:
ORIX Corporation Investment Banking Headquarters (1)	Investment Banking	Apr. 1964
ORIX Insurance Services Corporation	Casualty & Life Insurance Agency	Sep. 1976	100%
ORIX Credit Corporation (2)	Consumer Loans	Jun. 1979	100%
ORIX Capital Corporation	Venture Capital	Oct. 1983	100%
ORIX Securities Corporation	Securities Brokerage & Online Trading	(Mar. 1986)	100%
ORIX Baseball Club Co., Ltd.	Professional Baseball Team Management	(Oct. 1988)	100%
ORIX COMMODITIES Corporation	Securities & Futures Trading	Jan. 1990	100%
ORIX Eco Services Corporation	Environmental Management & Consulting Services	Apr. 1998	100%
ORIX Interior Corporation	Sale & Manufacture of Interior Furnishings	Oct. 1998	100%
ORIX Investment Corporation	Alternative Investment	Jun. 1999	100%
ORIX M&A Solutions Corporation	M&A & Corporate Restructuring Advisory Services	Feb. 2003	100%
Casco Co., Ltd.	Consumer Loans	(May 1999)	40%
ORIX Insurance Planning Corporation	Agency Sales & Development of Non-Life Insurance Products	Sep. 1999	50%
Aozora Card Co., Ltd.	Consumer Loans	Dec. 2001	40%
The Fuji Fire and Marine Insurance Company Limited	Non-life Insurance	(Mar. 2002)	22%
Footwork Express Co., Ltd.	Logistics	(Dec. 2003)	69%

	Principal business	Established (acquired)	ORIX ownership
ORIX headquarter functions (not included in segment financial information):
ORIX Corporation International Headquarters	Administration of Overseas Activities	Apr. 1964
ORIX Computer Systems Corporation	Software Engineering & Systems Management	Mar. 1984	100%
ORIX Create Corporation	Coordination of Advertising Activities	Jul. 1998	100%
ORIX Management Information Center Corporation	Accounting & Administration Services	Oct. 1999	100%
ORIX Callcenter Corporation	Call Center	Nov. 1999	100%
ORIX Human Resources Corporation	Outplacement Services	Feb. 2002	100%
(1)	Of the businesses conducted by the Investment Banking Headquarters, the aircraft finance and ship finance activities are recorded in the Europe and Asia and Oceania segments, respectively.
(2)	ORIX Club Corporation was merged into ORIX Credit Corporation on April 1, 2004

OVERSEAS OPERATIONS

	Country of incorporation	Principal business	Established (acquired)	ORIX ownership
The Americas:
ORIX USA Corporation	USA	Corporate Finance, Leasing, Real Estate (Loan Servicing, Debt Investment, Development)	Aug. 1981	100%
Stockton Holdings Limited	Bermuda	Futures Trading, Reinsurance	(Jul. 1989)	29%
Asia and Oceania:
ORIX Asia Limited	China (Hong Kong)	Leasing, Automobile Leasing	Sep. 1971	100%
ORIX Leasing Singapore Limited	Singapore	Leasing, Hire Purchase Factoring	Sep. 1972	50%
ORIX Investment and Management Private Limited	Singapore	Equity Investment	May 1981	100%
ORIX CAR RENTALS PTE. LTD.	Singapore	Automobile Leasing & Rentals Hire Purchase	Sep. 1981	45%
ORIX Capital Resources Limited	Singapore	Ship Finance	Nov. 1997	100%
ORIX Ship Resources Private Limited	Singapore	Ship Finance	Nov. 1997	100%
ORIX Maritime Corporation	Japan	Ship Operation Management	Nov. 1977	100%
ORIX Leasing Malaysia Berhad	Malaysia	Leasing, Lending, Hire Purchase	Sep. 1973	80%
ORIX Car Rentals Sdn. Bhd.	Malaysia	Automobile Rentals	Feb. 1989	28%
ORIX Auto Leasing Malaysia Sdn. Bhd.	Malaysia	Automobile Leasing	Oct. 2000	80%
PT. ORIX Indonesia Finance	Indonesia	Leasing, Automobile Leasing	Apr. 1975	83%
ORIX METRO Leasing and Finance Corporation	Philippines	Leasing, Automobile Leasing	Jun. 1977	40%

	Country of incorporation	Principal business	Established (acquired)	ORIX ownership
Thai ORIX Leasing Co., Ltd.	Thailand	Leasing	Jun. 1978	49%
ORIX Auto Leasing (Thailand) Co., Ltd.	Thailand	Automobile Leasing & Rentals	(Aug. 2001)	85%
Lanka ORIX Leasing Company Limited	Sri Lanka	Automobile Leasing, Hire Purchase	Mar. 1980	30%
ORIX Taiwan Corporation	Taiwan	Leasing, Hire Purchase, Loan Servicing	Oct. 1982	95%
ORIX Auto Leasing Taiwan Corporation	Taiwan	Automobile Leasing	Apr. 1998	100%
ORIX Australia Corporation Limited	Australia	Leasing, Automobile Leasing & Rentals, Factoring	Jul. 1986	100%
AUSTRAL MERCANTILE COLLECTIONS PTY LIMITED	Australia	Debt Collection Services	Nov. 1998	50%
ORIX Leasing Pakistan Limited	Pakistan	Leasing, Automobile Leasing, Lending	Jul. 1986	50%
ORIX Investment Bank Pakistan Limited	Pakistan	Investment Banking, Securities Brokerage	Jul. 1995	27%
ORIX New Zealand Limited	New Zealand	Leasing, Automobile Leasing & Rentals	Aug. 1988	100%
INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED	India	Investment Banking, Corporate Finance	(Mar. 1993)	21%
ORIX Auto and Business Solutions Limited	India	Automobile Leasing	Mar. 1995	58%
IL&FS Investsmart Limited	India	Brokerage Services	(Mar. 2000)	36%
IL&FS Education & Technology Services Limited	India	Education Related Services	(Aug. 2000)	30%
Oman ORIX Leasing Company SAOG	Oman	Automobile Leasing, Hire Purchase	Jul. 1994	10%
ORIX Leasing Egypt SAE	Egypt	Leasing	Jun. 1997	34%
Saudi ORIX Leasing Company	Kingdom of Saudi Arabia	Leasing, Automobile Leasing	Jan. 2001	25%
MAF ORIX Finance PJSC	UAE	Leasing	Apr. 2002	36%
Korea Life Insurance Co., Ltd.	Korea	Life Insurance	(Dec. 2002)	17%
ORIX Auto Leasing (Korea) Corporation	Korea	Automobile Leasing	Feb. 2004	100%
Europe:
ORIX Europe Limited	UK	Corporate Finance	Nov. 1982	100%
ORIX Corporate Finance Limited	UK	Financial Advisory Services	Sep. 1989	100%
ORIX Ireland Limited	Ireland	Corporate Finance & Accounting & Administration Services	May 1988	100%
ORIX Aviation Systems Limited	Ireland	Aircraft Leasing	Mar. 1991	100%
ORIX Aircraft Corporation	Japan	Aircraft Leasing	May 1986	100%
ORIX Polska S.A.	Poland	Leasing, Automobile Leasing	(May 1997)	100%

CAPITAL EXPENDITURES AND MAJOR M&A ACTIVITIES

We are a financial services company with significant leasing, lending, real estate development and other operations based on investment in tangible assets. As such, we are continually acquiring and developing such assets as part of our business. A detailed discussion of these activities is presented elsewhere in this annual report, including in other parts of “Item 4. Information on the Company” and in “Item 5. Operating and Financial Review and Prospects.”

We also have made a number of acquisitions in other companies to expand our operations. Some of our recent acquisitions are described below.

In April 2001, we acquired the operating assets and employees of Nihon Jisho. The assets include office buildings and residential properties owned and operated by Nihon Jisho, land for residential subdivision development, and shares in subsidiaries involved in building maintenance and real estate appraisal businesses. At the date of the acquisition, these assets amounted to approximately ¥23 billion.

In July 2001, we acquired a wholly-owned leasing subsidiary of Senko Co. Ltd, a major logistics company based in Osaka. The acquisition of this subsidiary, with approximately ¥15 billion in total assets, marked our initial entry into the truck leasing market, a strategic priority. Shortly afterward, we significantly expanded on this market entry with the acquisition in September 2001 of an 80% interest in IFCO from Isuzu Motors Limited, which continues to hold the remaining 20% interest. We acquired our interest at a price of approximately ¥20 billion. IFCO is a truck leasing company with approximately 67,000 vehicles under lease and approximately ¥300 billion in total assets as of September 30, 2001.

We purchased approximately ¥132 billion of housing loans from Asahi Mutual Life Company in December 2001.

In March 2002, we acquired 22.14% of the outstanding common shares of Fuji Fire and Marine. Under this agreement, the American International Group, or AIG, also obtained a similar 22.14% stake in Fuji Fire and Marine. We purchased 108,768,000 shares for approximately ¥18 billion.

Prior to and during fiscal 2002, we purchased approximately ¥100 billion of real estate in connection with our establishment of a real estate investment trust, or the JREIT, sponsored by ORIX the investment units of which have been listed on the Tokyo Stock Exchange since June 2002. This real estate was included in other operating assets in fiscal 2002. Subsequent to completion of the offering of investment units of the JREIT, these assets no longer remain on our consolidated balance sheets. We retained approximately 20% of the investment units of the JREIT after the public offering of its investment units and we received proceeds from the public offering of approximately ¥50 billion.

In March 2002, we reached an agreement with Hiroshima Sogo-Bank, Ltd. to form a strategic business alliance in which we purchased 95% of the outstanding shares of Hiroshima Sogo Leasing Co., Ltd. (renamed Momiji Lease Corporation) with Hiroshima Sogo-Bank, Ltd. retaining the remaining 5%. Momiji Lease Corporation had assets of approximately ¥27 billion at the time of purchase.

In July 2002, we purchased 90% of the outstanding shares of Nittetsu Lease Co. Ltd., or Nittetsu Lease, for a purchase price of approximately ¥5 billion and 10% of Nittetsu Leasing Auto Co., Ltd., or Nittetsu Leasing Auto, from Nippon Steel Corporation and Nippon Steel Trading Co., Ltd., respectively. Nittetsu Lease also owned shares of Nittetsu Leasing Auto, so our total share of Nittetsu Leasing Auto came to 91%. Nittetsu Lease had total assets with a book value of approximately ¥145 billion as of July 31, 2002.

In December 2002, a consortium including ORIX Corporation, the Hanwha Group, and Macquarie Life Limited acquired 51% of the outstanding shares of the Korea Life, which was 100% controlled by the Korean Government.

In March 2003, we acquired a 100% interest in KDDI Development Corporation, or KDDI Development, a real estate company formerly owned by KDDI CORPORATION, for a purchase price of approximately ¥15 billion. KDDI Development had assets of approximately ¥44 billion as of March 31, 2003.

In October 2003, we acquired a 100% interest in JAPAREN Co., Ltd., or JAPAREN, an automobile rental and leasing company, from NIPPON MINING HOLDINGS, INC. At the time of purchase, JAPAREN had assets of approximately ¥18,500 million.

Footwork Express Co., Ltd., or FWE, a company in which we own a 69.2% stake and which is a part of our plan to expand our corporate rehabilitation business, purchased the major assets of a Japanese logistics company, Footwork Logistics Corporation, which filed for bankruptcy in 2001. This company’s assets were transferred to FWE in two separate stages in December 2003 and March 2004, respectively. The total purchase price was approximately ¥3.1 billion.

In general, we seek to expand and deepen our product and service offerings and enhance our financial performance by pursuing acquisition opportunities. Particularly in the current economic market environment in Japan, we believe there are numerous attractive acquisition opportunities. We are continually reviewing acquisition opportunities, and selectively pursuing several such opportunities. We have in the past deployed a significant amount of capital for acquisition activities, and may continue to make selective investment in the future.

PROPERTY, PLANT AND EQUIPMENT

Because our main business is to provide diverse financial services to our clients, we do not own any factories or facilities that manufacture products. There are no factories currently under construction, and we have no plans to build any factories that manufacture products. However, in November 2002, a subsidiary of ORIX Eco Services signed an agreement to build and operate a waste processing and recycling plant in Saitama Prefecture in Japan. The construction of the plant began in May 2004 and is expected to be completed in 2006. In addition, we are also involved in a private finance initiative for the construction of a hospital in Kochi Prefecture that is presently under construction and is scheduled to open in 2005. We are expected to be involved in the management of the hospital.

The most important facility that we own is our headquarters building. Our headquarters is in Shiba, Minato-ku, Tokyo and covers a floor space of 19,662 square meters. Although there are presently no material plans to construct or improve facilities, we may build or acquire additional offices or make improvements to existing facilities if we believe the expansion of our business so warrants.

Our operations are generally conducted in leased office space in numerous cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or plan to utilize in the foreseeable future, substantially all of our leased office space.

We own office buildings, including one used as our principal executive offices, apartment buildings and recreational facilities for our employees with an aggregate value of ¥62,303 million as of March 31, 2004.

SEASONALITY

Our business is not affected by seasonality.

RAW MATERIALS

Our business does not depend on the supply of raw materials.

COMPETITION

Our markets are highly competitive and are characterized by competitive factors that vary by product and geographic region. The markets for most of our products are characterized by a large number of competitors. However, in some of our markets, such as automobile leasing and small-ticket leasing, competition is relatively more concentrated. Our competitors include independent and captive leasing and finance companies and commercial banks. Some of our competitors have substantial market positions. Many of our competitors are large companies that have substantial capital and marketing resources, and some of these competitors are larger than us and may have access to capital at a lower cost than we do. Competition in Japan and in a number of other geographical markets has increased in recent years because of deregulation and increased liquidity. In addition, many banks in Japan, who during much of the last decade had serious nonperforming loan problems and were thus often unable to increase lending, have made progress in dealing with their nonperforming loan problems. We believe these banks, and their leasing or finance subsidiaries, are attempting to target our core market of small and medium-sized enterprises.

Japan’s leasing industry has a small number of independent leasing companies. Many leasing firms are affiliated with banks, trading houses, manufacturers and financial organizations. Furthermore, many of these specialize in specific products, product ranges or geographical regions. We have established a nationwide network and distribute a full range of leasing and other financial products. Similarly, we believe our array of financial products and services, and the seamless way in which they are marketed, make us unique in the Japanese marketplace. The ability to provide one-stop, comprehensive financial solutions through a single sales staff, with cross-selling of our full range of products gives us competitive advantages. We also believe that the diversification of our operations, products and services allows us to flexibly allocate our resources, expanding resources in or withdrawing resources from our various businesses, depending on market opportunities, profitability and the competitive environment.

Recently, a number of non-Japanese finance companies have established bases in Japan, or are in the process of expanding sales and marketing initiatives. Many of these companies compete with us in specific fields. However, we generally maintain the same competitive advantages over them that we enjoy over many Japanese competitors, namely that we are able to offer wide-range of products and services, not just a simple, discrete leasing product. Furthermore, we believe our extensive network of sales offices and experience in the Japanese marketplace provides us with other advantages over foreign leasing and asset finance firms entering the Japanese marketplace.

In small-ticket leasing we compete more with credit companies than with traditional leasing firms. These companies, like us, have significant experience and expertise in handling a large volume of small-ticket transactions. We leverage our nationwide coverage and ability to offer a broad range of financial products and services to compete with these firms.

Recent consolidation and alliances among life insurance companies in Japan have increased competition within the insurance industry. In addition, as a result of deregulation, Japanese banks are now permitted to sell certain types of insurance directly to individuals. Certain banks are making efforts to expand this business. At present, banks are permitted to sell only limited types of products and we believe the impact on our life insurance operations will be limited. Moreover, we see this ability to market insurance through banks as a possible business opportunity for us, providing ORIX Life Insurance with new sales channels. However, if Japanese banks market insurance from life insurers other than ORIX Life Insurance, competition in the life insurance business could increase. Also, if existing Japanese life insurers are acquired by foreign insurers, such foreign insurers would gain access to established networks of sales agents.

In real estate-related finance, we compete with a variety of Japanese and foreign competitors. In the provision of non-recourse loans and other real estate-related loans, our major competitors are Japanese banks, and to a lesser extent, foreign investment banks. In certain sectors of the real estate related finance market, we face intense competition, especially from Japanese banks. We believe our main strength lies in our ability to accurately analyze assets backing these loans because of our years of experience in both financing as well as developing, operating and managing real estate in Japan. In addition, we have been able to utilize our extensive customer network in Japan to provide such loans to a broad range of customers. However, we cannot be sure that we will be able to compete if our competition provides loans on better terms than we do.

For the purchase and servicing of distressed assets, we compete primarily with foreign investment banks and equity funds, although some Japanese banks and equity funds are also active in this business. In general, competition is strong in this business.

For housing loans, we have focused on a particular market niche of loans to individuals that purchase rental properties for investment purposes and loans to individuals that do not otherwise qualify for loans from major banks or the Japanese government’s Housing and Loan Corporation. In this field, competitors include only a limited number of non-bank financial institutions and banks. However, certain other banks have already begun to enter this market, and as a result, competition has intensified.

For condominium developments, we compete with a large number of both small and large Japanese development companies. We have been able to leverage our quick access to funding to reduce the time required to complete developments, and we outsource most of the design, construction and sales promotions. In addition, we have focused on differentiating ourselves from competitors by providing what we believe to be unique designs and functions for each development. We believe we have been able to offer competitively priced condominiums that have attracted buyers, but competition for buyers in the condominium development business is intense and is expected to remain so.

REGULATION

ORIX is incorporated under the Japanese Commercial Code and its corporate activities are governed by the Japanese Commercial Code.

There is no specific regulatory regime in Japan which governs the conduct of our direct financing lease and operating lease businesses. Our installment loan business is regulated by two principal laws which also regulate the activities of credit card providers: the Acceptance of Contributions, Money and Interest Law and the Regulation of Moneylending Business Law.

A number of our group companies including ORIX and ORIX Credit engage in the business of moneylending in Japan. The Moneylending Business Law requires all companies engaged in the moneylending business, whether they are installment finance companies, leasing companies, credit card companies or specialized consumer loan finance companies, to register with the Prime Minister or prefectural governors. As registered moneylenders, our registered companies are regulated by the Financial Services Agency, or the FSA, which has the right to review registered moneylenders’ operations and inspect their records to monitor compliance with the provisions of the Moneylending Business Law. The FSA has the authority to impose administrative sanctions for non-compliance, including an order to suspend a part or the whole of the business of registered companies, or to cancel their registration as a moneylender. In addition, the FSA is obliged in certain circumstances to cancel moneylending registrations, including upon instances of substantial noncompliance with the law or of noncompliance with certain administrative orders.

A number of our group companies, including each of ORIX, ORIX Real Estate and ORIX Alpha, engage in the real estate business in Japan, which requires a license from the MoLIT or from prefectural governors under the Building Lots and Building Transaction Law for conducting transactions involving land and buildings, including the buying and selling of land or buildings, exchanging land or buildings and acting as an agent for the purchase and sale, exchange or lease of land or buildings.

ORIX Auto Leasing, ORIX Rent-A-Car and other group companies in Japan have received permission from the MoLIT to lease and rent private-use vehicles based on the Road Transportation Law. In addition, our consolidated subsidiary, FWE, has registered with and received permission from the MoLIT under the Cargo Transportation Business Law to engage in the cargo transportation business. Group companies of FWE have received permission from the MoLIT under the Cargo Car Transportation Business Law to engage in transport by car of general cargo.

The insurance industry in Japan is regulated by the FSA under the Insurance Business Law and related regulations. Insurance business may not be carried out without a license from the Prime Minister. There are two kinds of licenses related to insurance businesses: one for life insurance businesses and another for non-life insurance businesses. The same entity cannot obtain both of these licenses, although a consolidated entity may contemporaneously hold interests in a life insurance company and a non-life insurance company. In general, ORIX Life Insurance, as a life insurance company, is prohibited from engaging in any other activity. Insurance solicitation which we conduct is also governed by the Insurance Business Law. Each of ORIX, ORIX Alpha, ORIX Auto Leasing and a number of other group companies in Japan is registered as a life insurance agent with the Prime Minister. The FSA has broad regulatory powers over the life insurance business of ORIX Life Insurance, including the authority to grant or, under certain conditions, revoke its operating license and to request information regarding its business or financial condition and conduct onsite inspections of its books and records. ORIX Life Insurance generally must also receive FSA approval for the sale of new products and for new pricing terms.

The Securities and Exchange Law of Japan, or the Securities and Exchange Law, applies to the securities industry in Japan. The Securities and Exchange Law regulates both the business activities of securities companies and conduct related to securities transactions. Securities companies must register with the Prime Minister in order to conduct securities business. ORIX Securities is subject to these and other laws and regulations.

The general banking and trust business, in which our banking subsidiary, ORIX Trust and Banking, is engaged, are also regulated. In general, the Banking Law governs the general banking business and the Trust Law and the Trust Business Law govern the trust business. These banking businesses may not be carried out without a license from the Prime Minister and are supervised by the FSA. ORIX Trust and Banking has obtained such a license.

The Law for Special Measures Concerning the Debt Management and Collection Business, or the Servicer Law, which was enacted in 1998, allows corporations meeting certain specified criteria to obtain permission from the Minister of Justice to manage and collect certain assets. ORIX Asset Management and Loan Services has obtained permission under the Servicer Law to carry out such operations.

ORIX Asset Management, our wholly-owned subsidiary, is registered with the Prime Minister under the Laws Concerning Investment Trusts and Investment Corporations, or the Investment Trust Law, as an asset manager for JREITs. Under the Investment Trust Law, investment trusts and investment corporations may only make investments that are specifically prescribed by law. Real estate was not among the prescribed investments until November 2000. Permitted real estate investments are not limited to physical real estate, but include investments in specifically prescribed real estate-related rights, such as trust beneficiary interests in real estate. Units can be listed on a stock exchange and are eligible for certain tax benefits, provided they meet applicable requirements under Japanese law. JREITs listed on the Tokyo Stock Exchange may only make investments permitted by the JREIT listing rules of the Tokyo Stock Exchange and the rules of the Investment Trusts Association. Investment corporations must register with the FSA prior to commencing their investment activities.

ORIX Investment Corporation and ORIX COMMODITIES Corporation have registered with the Prime Minister to conduct investment advisory services under the Law Concerning Restrictions, etc., on an Investment Advisory Business Related to Securities.

We are required to obtain permission from the relevant Minister for selling commodities funds under the Law Regarding Regulation of Business Concerning Commodities Investment. ORIX and a number of other group companies in Japan have each obtained this permission.

ORIX Human Resources Corporation has received permission from the Minister of Health, Labor and Welfare for general outplacement services based on the Law for Securing the Proper Operation of Worker Dispatching Undertakings and Improved Working Conditions for Dispatched Workers. Based on this law, ORIX Callcenter Corporation has registered with the Minster of Health, Labor and Welfare to engage in special outplacement services.

ORIX Maritime Corporation has registered with the MoLIT to conduct leasing of maritime vessels under the Sea Transportation Law.

Bluewave Corporation has received permission under the Lodging Industry Law from a number of prefectural governors for hotel operations.

Outside of Japan, some of our businesses are also subject to regulation and supervision in the jurisdictions in which they operate.

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

Item 5. Operating and Financial Review and Prospects

OVERVIEW

The following discussion and analysis provides information that management believes to be relevant to an understanding of our consolidated financial condition and results of operations. This discussion should be read in conjunction with our consolidated financial statements, including the notes thereto, included in this Annual Report. See “Item 18. Financial Statements.”

We are engaged principally in financial services businesses, which include leasing and corporate, real estate-related and consumer finance businesses in Japan and in overseas markets, and life insurance in Japan. We also have operations in real estate development and management. We earn our revenues mainly from direct financing leases, operating leases, interest on loans and investment securities, life insurance premiums, and real estate development, operation and maintenance. Our expenses include mainly interest expenses, depreciation on operating leases, life insurance costs, selling, general and administrative expenses and provisions for doubtful receivables on direct financing leases and probable loan losses. We require funds mainly to purchase equipment for leases, extend loans and invest in securities.

We earn most of our revenues from our operations in Japan. Revenues from overseas operations have also contributed significantly to our operating results in recent periods. Overseas operations generated 16% and 19% of our total revenues in the years ended March 31, 2004 and March 31, 2003, respectively. For a discussion of our business by type of revenue and operating asset, and by segment, see “Item 4. Information on the Company—Profile of Business by Revenues and Operating Assets” and “—Profile of Business by Segment.”

We believe that trends in our earnings results over the past three fiscal years, including fiscal 2004, have been influenced by the following three major trends:

•	steady contributions to earnings from asset-based businesses such as leasing and lending;

•	fluctuations in costs associated with provisions for doubtful receivables and probable loan losses, and the write-down of long-lived assets and securities as a result of changing economic environments and market conditions; and

•	fluctuations in contributions from sources such as:

•	investments in life and non-life insurance affiliates;

•	gains from the sale or securitization of lease and loan assets; and

•	gains from the sale of assets such as real estate under operating leases and investment securities.

We expect these three trends to continue to influence earnings in the foreseeable future. However, we also believe that our business is inherently subject to rapid and dramatic changes. In the opinion of management, any discussion of trends should be viewed with caution, because those trends can change in a relatively short period of time.

The following is a discussion of trends in fiscal 2004 compared to fiscal 2003 and fiscal 2003 compared to fiscal 2002. Additional details relating to the discussion can be found in the explanation of the individual components of our consolidated financial statements included in this Annual Report.

In fiscal 2004, operating income rose by 129% to ¥84,775 million, income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principles and income taxes increased by 126% to ¥102,157 million, net income improved by 79% to ¥54,020 million and diluted earnings per share rose by 78% to ¥607.52, in each case compared to fiscal 2003. A discussion of fiscal 2004 performance in light of the three trends outlined above follows:

•	Although revenues from direct financing leases and interest on loans, which are asset-based revenues, showed a small decline compared to fiscal 2003, most of this decline was due to decrease in assets overseas, which declined by 19% to ¥828,683 million in fiscal 2004, and fewer gains on securitizations, which declined by 95% to ¥446 million in fiscal 2004. Revenues in Japan remained stable, while revenues on operating leases, which are also asset-based, in both Japan and overseas increased during the period.

•	The single largest factor for the increase in earnings was a reduction in write-downs, which comprised write-downs of long-lived assets, write-downs of securities and provisions for doubtful receivables and probable loan losses. The total reduction in expenses related to these three items was ¥52,536 million in fiscal 2004.

•	Gains on sales of real estate under operating leases rose by ¥5,859 million to ¥9,116 million in fiscal 2004, while net gains on investment securities rose by ¥13,601 million to ¥22,058 million over the same period.

•	Equity in net income of affiliates rose by 189% to ¥17,924 million in fiscal 2004, due largely to contributions from Korea Life.

By comparison, in fiscal 2003, operating income fell 49% to ¥36,974 million, income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principles and income taxes declined by 38% to ¥45,179 million, net income decreased by 25% to ¥30,243 million and diluted earnings per share declined 27% to ¥340.95, in each case compared to fiscal 2002. A discussion of fiscal 2003 performance in light of the three trends outlined above follows:

•	Revenues for direct financing leases, interest on loans and operating leasing showed a small increase in fiscal 2003 compared to fiscal 2002, while the level of securitization was roughly unchanged from the previous fiscal year.

•	The single largest factor in the decline in earnings was an increase in write-downs of long-lived assets totaling ¥50,682 million for certain real estate properties in Japan in fiscal 2003 compared to ¥2,716 million in fiscal 2002.

Trends in our earnings results over the past three fiscal years have also been influenced by two major factors: the economic environment, particularly in the United States and Japan, and management’s efforts to grow profits without increasing assets.

An adverse economic environment in the United States starting in fiscal 2001 contributed to the difficulties of our US leasing subsidiary, ORIX Financial Services. Due to these difficulties, we restructured its operations and wrote-down a substantial amount of our US high-yield bond portfolio of ORIX Capital Markets in each of fiscal 2002 and 2003. The US economy saw some signs of improvement in fiscal 2004. Our earnings in the Americas segment of our operations improved as a result of a decline in provisions for doubtful receivables and probable loan losses and write-downs of securities.

In addition, the Japanese economy has experienced deflation for more than ten years, according to data published by the MoLIT. Values of real estate assets in our portfolio have in the past, and continue to be, adversely affected by deflation. As a result, we have had to make, and may continue to make, substantial write-downs of long-lived assets in Japan. While there were some signs of stabilization in land prices in the Tokyo metropolitan area in fiscal 2004, Japanese land prices have continued to fall generally.

In addition to the impact of economic conditions, our earnings over the past three fiscal years have also been impacted by management efforts to grow profits without increasing assets. As part of this strategy, we have been working to replace relatively poorer performing assets with more profitable ones, increase revenues from the sale of real estate such as residential condominiums and office buildings, and increase revenue from businesses such as building maintenance. This strategy also includes making selected equity investments in troubled or distressed companies for the purpose of rehabilitation. Korea Life is one such company which accounted for ¥10,047 million in equity in net income of affiliates in fiscal 2004.

Total assets as of March 31, 2004 were down 5% and operating assets were down 6% compared to March 31, 2003. Our strategy has not been to drastically reduce assets. Instead, the goal of our strategy has been to continue to grow earnings per share through improvements in profitability, not through increases in assets. In fiscal 2004, our return on equity rose to 10.1% from 6.0% and our return on assets improved to 0.93% from 0.49%, respectively, compared to fiscal 2003. This strategy has also facilitated the strengthening of our financial base, as indicated in an increase in our shareholders’ equity ratio, which is total shareholders’ equity divided by total assets, to 10.0% as of March 31, 2004 from 8.5% as of March 31, 2003.

We are likely to continue our basic strategy of growing profits without increasing assets for fiscal 2005. Notwithstanding our basic strategy, we continue to maintain a market-responsive approach to investments. Pursuant to this approach, when an opportunity arises in fiscal 2005 or beyond, we may selectively acquire assets that we believe will contribute to our goal of increasing profits and improving profitability.

Our increased reliance on revenues from asset sales and equity investments may increase the potential for volatility in our earnings. Asset-based revenues, from such sources as spreads on direct financing leases or installment loans, and revenues from operating leases, continue to form the core of our revenue base. We believe profits from these sources are relatively easy to predict based on assumed asset levels, interest rates and provisions for doubtful receivables and probable loan losses. However, as the portion of gains from the sale of assets or equity investments increases, the potential for volatility in our earnings may increase, including because the timing of recognition of these gains is often less predictable than gains from asset-based sources due to the increased sensitivity of asset sales and equity investments to market and other conditions beyond our control. In addition, as historical results indicate, our business is susceptible to valuation losses on real estate, investment securities and other tangible and intangible assets.

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

In developing the allowance for doubtful receivables on direct financing leases and probable loan losses, we consider, among other things, the following factors:

•	the nature and characteristics of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	future cash flows expected to be received from the direct financing lease or loan; and

•	the value of underlying collateral and guarantees.

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

We review delinquencies or other transactions which are not in compliance with our internal policies as frequently as twice a month in the case of transactions in Japan. Transactions with payments more than 90 days past due are reported to the executive officer responsible for the Risk Management Headquarters. We stop accruing revenues on direct financing leases and installment loans when principal or interest is past due more than 90 days, or earlier if management determines that it is doubtful that we can collect on direct financing leases and installment loans. The Company and its subsidiaries used 180 days for suspending recognition of income in prior fiscal years. This change from 180 to 90 days did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position. The decision is based on factors such as the general economic environment, individual clients’ creditworthiness and historical loss experience, delinquencies and accruals. After we have set aside provisions for a non-performing asset, we carefully monitor the quality of any underlying collateral, the status of management of the obligor and other important factors. When we determine that there is little likelihood of continued repayment by the borrower or lessee, we sell the leased equipment or loan collateral, and we record a charge-off for the portion of the lease or loan that remains outstanding.

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

IMPAIRMENT OF INVESTMENT IN SECURITIES

We recognize losses related to securities under write-downs of securities in our consolidated statements of income when the market price for a security has declined significantly below the acquisition cost and the decline has been determined to be other than temporary. We would generally charge against income losses related to available-for-sale securities and held-to-maturity securities:

•	if the market price for a security has for more than six months remained significantly below our acquisition cost, or significantly below the current carrying value if the price of the security has been adjusted in the past;

•	if there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event; or

•	in certain other situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in market value of a security is based on an issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the security will recover within the next six months.

Determinations of whether a decline is other than temporary often involve estimating the outcome of future events that are highly uncertain at the time the estimates are made. Management judgment is required in determining whether factors exist that indicate that an impairment loss should be recognized at any balance sheet date. These judgments are based on subjective as well as objective factors. The Japanese stock market has experienced significant volatility during recent years. In view of the diversity and volume of our shareholdings, the declining but volatile equity markets make it difficult to determine whether the declines are other than temporary. This accounting estimate primarily affects our domestic life insurance and other segments as well as all of our overseas segments and securities held by ORIX that are not allocated to individual segments.

However, if we have a significant long-term business relationship with another company, we would also consider the probability of market values recovering within the following six months. As part of this review, we would consider:

•	the other company’s operating results;

•	the other company’s net asset value;

•	the other company’s future performance forecast; and

•	general market conditions.

If we believe, based on this review, that the market value of a security may realistically be expected to recover, the loss for that security will continue to be classified as temporary. Temporary declines in market value for securities classified as available-for-sale are recorded in other comprehensive income (loss), net of applicable income taxes. If after an additional six months, the market value for that security is still significantly below current carrying value, we would classify the loss for that security as other than temporary and charge the decline in market value against income. For financial periods ending prior to the quarter ended March 31, 2003, the additional consideration period was twelve months.

If the financial condition of issuers deteriorates, the forecasted performance of an investee is not met or actual market conditions are less favorable than those projected by management, we may charge to income additional losses on investment in securities.

Prior to the quarter ended March 31, 2003, we had generally concluded that a significant decline in the market value of marketable securities was other than temporary, and thus should be charged against current earnings, when the market price of the security remained significantly below the carrying value for one year. There were certain cases in which the decline was determined to be other than temporary even though the decline below carrying value had persisted for less than one year. However, for the assessment as of March 31, 2003, we concluded that the sudden and severe decline in the Japanese equity benchmark index as well as other economic factors indicated that it was appropriate to use a shorter period in making the determination. As a result, as of March 31, 2003, we have revised our procedure such that, in general, a significant decline of the market value below the carrying value for a period exceeding six months is considered to be an other than temporary decline and charged to current earnings. We estimate that this revision resulted in an additional charge, on a pretax basis, of ¥1.7 billion during the quarter ended March 31, 2003 as compared to the charge that would have been recorded had the one-year period been applied.

IMPAIRMENT OF LONG-LIVED ASSETS AND IDENTIFIABLE INTANGIBLE ASSETS

We periodically perform an impairment review for long-lived assets and identifiable intangible assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The accounting estimates relating to these assets affect all segments. Factors we consider important which could trigger an impairment review include, but are not limited to, the following:

•	significant decline in the market value of an asset;

•	a current period operating cash flow loss, except for the starting period of the operation;

•	significant underperformance compared to historical or projected operating cash flows;

•	significant changes in the manner of the use of an asset; and

•	significant negative industry or economic trends.

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

If the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying amount of the asset exceeds fair value. We determine fair value based on recent transactions involving sales of similar assets or on appraisals prepared internally or externally, or by using other valuation techniques. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or shorter expected future period to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets and identifiable intangible assets.

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

The accounting estimates relating to unguaranteed residual value for direct financing leases and operating leases affect our corporate financial services and rental operations segments and all of our overseas segments. We did not record any write-downs of unguaranteed residual value in fiscal 2003 or fiscal 2004.

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

FASB Statement No. 60, “Accounting and Reporting by Insurance Enterprises”, requires insurance companies to defer certain costs associated with writing insurance, or deferred policy acquisition costs, and amortized over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs, not involving the same level of complexity in measurement as those discussed above, are important to an understanding of significant accounting policies for insurance business. We are required to assess deferred acquisition costs for recoverability. Deferred acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Periodically, deferred policy acquisition costs are reviewed for whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality experience, expense margins and surrender charges, which we use to calculate these assumptions do not properly reflect future profitability, additional amortization may be required.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense would decrease or increase, respectively, by approximately ¥670 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense would decrease by approximately ¥1,712 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense would increase by approximately ¥1,342 million. The decrease to pension expense based on a 1% increase in discount rate differs from the increase to pension expense based on 1% decrease in discount rate due to 10% corridor.

While we believe the estimates and assumptions used in our pension accounting are appropriate, differences in actual results or changes in these assumption or estimates could adversely affect our pension obligations and future expense.

In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the employer pension fund, or EPF, to the government together with a specified amount of plan assets determined pursuant to a government formula. In August 2003, we received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF. We will account for the transfer to the Japanese government of a substitutional portion of an EPF in accordance with EITF Issue No. 03-2, or EITF 03-2, Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities. As specified in EITF 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits. It also requires that the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy from the government. The aggregate effect of this separation will be determined based on our total pension benefits obligation as of the date the transfer is completed and the amount of plan assets required to be transferred. Management does not presently expect that this separation will have a significant effect on our financial condition or results of operation. However, the final amount of the impact could be significantly different depending on any change in the amounts of the pension benefit obligation or plan assets to be transferred.

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

Significant management judgment is required in determining our provision for income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against our net deferred income tax assets. We have recorded a valuation allowance of ¥10,792 million as of March 31, 2004 due to uncertainties about our ability to utilize certain deferred income tax assets, primarily certain net operating loss carry forwards, before they expire. Although utilization of the net operating loss carry forwards is not assured, management believes it is more likely than not that all of the deferred income tax assets, net of the valuation allowance, will be realized. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred income tax assets will be recoverable. In the event that actual results differ from these estimates or if we adjust these estimates in future periods, we may need to establish additional valuation allowances, which could materially impact our consolidated financial position and results of operations.

As of March 31, 2004, a deferred tax liability of ¥10,529 million has not been recognized for ¥81,621 million of undistributed earnings of certain overseas subsidiaries as it is our intention to permanently reinvest those earnings. The deferred tax liability will be recognized when we are no longer able to demonstrate that we plan to permanently reinvest undistributed earnings. Accordingly, no provision has been made for foreign withholding taxes or Japanese income taxes, which would become payable if the undistributed earnings were paid as dividends to us.

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management has discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2004.

RESULTS OF OPERATIONS

YEAR ENDED MARCH 31, 2004 COMPARED TO YEAR ENDED MARCH 31, 2003

Performance Summary

Income Statement Data

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Income statement data:
Total revenues	¥681,820	¥720,773	¥38,953	6
Total expenses	644,846	635,998	(8,848)	(1)
Operating income	36,974	84,775	47,801	129
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	45,179	102,157	56,978	126
Net income	30,243	54,020	23,777	79

Total Revenues

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total revenues:
Direct financing leases	¥122,928	¥112,372	¥(10,556)	(9)
Operating leases	122,526	130,488	7,962	6
Interest on loans and investment securities	131,590	116,744	(14,846)	(11)
Brokerage commissions and net gains on investment securities	10,857	26,025	15,168	140
Life insurance premiums and related investment income	138,511	134,212	(4,299)	(3)
Residential condominium sales	71,165	98,034	26,869	38
Gains on sales of real estate under operating leases	3,257	9,116	5,859	180
Interest income on deposits	526	884	358	68
Other operating revenues	80,460	92,898	12,438	15

Total	¥681,820	¥720,773	¥38,953	6

Total revenues in fiscal 2004 increased by 6% compared with fiscal 2003. Revenues from direct financing leases and interest on loans and investment securities fell compared to the previous year mainly as a result of a lower balance of assets due to our increased scrutiny in credit evaluations and continued focus on transaction profitability. Life insurance premiums and related investment income were also down primarily due to our continued focus on sales of more profitable life insurance products which generally produce lower levels of revenue. On the other hand, revenues from operating leases increased due mainly to improvements in our precision measuring equipment rental and automobile rental businesses. Gains on sales of real estate under operating leases also rose. In addition, residential condominium sales increased due to growth in the number of condominiums sold. Brokerage commissions in brokerage commissions and net gains on investment securities also increased as a result of improvements in the stock markets in Japan, while net gains on the sale of investment securities rose due to improved stock and bond markets in Japan and the United States. We also saw growth in other operating revenues due primarily to increases in contributions from building maintenance operations and revenues from companies in which we have invested as part of our corporate rehabilitation business.

Total Expenses

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total expenses:
Interest expense	¥71,846	¥60,597	¥(11,249)	(16)
Depreciation—operating leases	79,993	83,919	3,926	5
Life insurance costs	125,684	119,653	(6,031)	(5)
Costs of residential condominium sales	60,769	88,679	27,910	46
Other operating expenses	41,359	52,561	11,202	27
Selling, general and administrative expenses	144,271	161,835	17,564	12
Provision for doubtful receivables and probable loan losses	54,706	49,592	(5,114)	(9)
Write-downs of long-lived assets	50,682	12,345	(38,337)	(76)
Write-downs of securities	14,325	5,240	(9,085)	(63)
Foreign currency transaction loss, net	1,211	1,577	366	30

Total	¥644,846	¥635,998	¥(8,848)	(1)

Total expenses in fiscal 2004 decreased by 1% compared with fiscal 2003. In addition to a decline of ¥38,337 million in write-downs of long-lived assets, interest expense decreased due mainly to lower levels of operating assets and the resulting lower levels of debt relating to those assets in Japan and overseas. Life insurance costs declined to a larger degree than the decline in insurance related revenues, while provision for doubtful receivables and probable loan losses and write-downs of securities decreased. Depreciation—operating leases increased as a result of an increase in investment in operating leases, while costs of residential condominium sales and other operating expenses rose in line with the increase in revenues from those sources. Selling, general and administrative expenses rose due mainly to an increase in the number of companies we consolidate as a result of the expansion of our business.

Operating Income, Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes and Net Income

Operating income in fiscal 2004 increased by 129%, or ¥47,801 million, to ¥84,775 million due primarily to decline in write-downs of long-lived assets. Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes increased by 126%, or ¥56,978 million, to ¥102,157 million, due to the increase in operating income and an increase in equity in net income of affiliates.

Net income increased by 79%, to ¥54,020 million, in fiscal 2004, which was a smaller improvement than the increase in income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes due primarily to a write down of ¥5,586 million of deferred tax assets in fiscal 2004, which had been recognized as the excess of tax basis over amounts for financial reporting of investments in subsidiaries, and due to the absence in fiscal 2004 of a cumulative effect of a change in accounting principle, net of applicable tax effect, which was present in fiscal 2003. Basic earnings from continuing operations per share were ¥604.88 and ¥292.00 for the year ended March 31, 2004 and 2003. Basic and diluted earnings per share in fiscal 2004 were ¥645.52 and ¥607.52, respectively, compared to ¥361.44 and ¥340.95 in fiscal 2003.

Operating Assets

	As of March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating assets:
Investment in direct financing leases	¥1,572,308	¥1,453,575	¥(118,733)	(8)
Installment loans	2,288,039	2,234,940	(53,099)	(2)
Investment in operating leases	529,044	536,702	7,658	1
Investment in securities	677,435	551,928	(125,507)	(19)
Other operating assets	76,343	72,049	(4,294)	(6)

Total operating assets	5,143,169	4,849,194	(293,975)	(6)

Allowance for doubtful receivables on direct financing leases and probable loan losses	(133,146)	(128,020)	5,126	(4)
Other assets	921,044	903,783	(17,261)	(2)

Total assets	¥5,931,067	¥5,624,957	¥(306,110)	(5)

Operating assets decreased by 6%, to ¥4,849,194 million, in fiscal 2004 due primarily to a decrease in volume of new assets, reduced investment in securities at ORIX Life Insurance and the appreciation of the yen against the dollar.

The table below sets forth the volume of new assets for the fiscal years ended March 31, 2003 and 2004. Figures for new equipment acquisitions for direct financing leases and operating leases are based on the cost of the equipment.

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Volume of new assets:
Direct financing leases: new receivables added	¥1,000,896	¥801,787	¥(199,109)	(20)
Direct financing leases: new equipment acquisitions	895,848	713,240	(182,608)	(20)
Installment loans: new loans added	1,268,170	1,124,276	(143,894)	(11)
Operating leases: new equipment acquisitions	173,567	189,737	16,170	9
Investment in securities: new securities added	231,294	122,066	(109,228)	(47)
Other operating transactions: new assets added	116,736	186,265	69,529	60

Details of Operating Results

The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information. See “Item 4. Information on the Company” for a profile of each of the categories discussed below.

Revenues, New Business Volumes and Operating Assets

Direct financing leases

	As of and for the year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥122,928	¥112,372	¥(10,556)	(9)
Japan	91,443	86,928	(4,515)	(5)
Overseas	31,485	25,444	(6,041)	(19)
New receivables added	¥1,000,896	¥801,787	¥(199,109)	(20)
Japan	758,786	618,452	(140,334)	(19)
Overseas	242,110	183,335	(58,775)	(24)
New equipment acquisitions	¥895,848	¥713,240	¥(182,608)	(20)
Japan	675,563	541,917	(133,646)	(20)
Overseas	220,285	171,323	(48,962)	(22)
Investment in direct financing leases	¥1,572,308	¥1,453,575	¥(118,733)	(8)
Japan	1,237,141	1,183,187	(53,954)	(4)
Overseas	335,167	270,388	(64,779)	(19)

Revenues from direct financing leases were ¥112,372 million in fiscal 2004. Revenues from Japanese operations decreased by 5% in fiscal 2004 due primarily to fewer gains from securitizations, which declined by 95% to ¥170 million in fiscal 2004. Revenues from overseas operations declined by 19% in fiscal 2004, due primarily to the appreciation of the yen against the dollar, and a lower average balance of assets in the United States.

The average return we charge on direct financing leases in Japan, calculated on the basis of quarterly revenues and investment balances, in fiscal 2004 was 6.36% compared to 6.17% in fiscal 2003. This was due primarily to increased proportion of revenues contributed by automobile leases, which normally generate higher returns than general equipment leases. The average return on overseas direct financing leases, calculated on the basis of quarterly revenues and investment average balances, decreased to 8.18% in fiscal 2004 from 8.67% in fiscal 2003, due primarily to lower interest rates we charged in the United States corresponding to the lower prevailing interest rates there.

New receivables added related to direct financing leases decreased by 20% in fiscal 2004. New receivables added by Japanese operations decreased by 19% in fiscal 2004 due to a reduction in the acquisition amount, compared to fiscal 2003, while new receivables added by overseas operations decreased by 24% in fiscal 2004 due primarily to a decline in the volume of new lease contracts in the United States.

Investment in direct financing leases as of March 31, 2004 decreased by 8% as compared with March 31, 2003. Assets in Japan declined by 4% due primarily to the absence of major acquisitions which were present in fiscal 2003, although the overall volume of transactions remained relatively stable throughout the periods under review, as a result of the strict selection of new assets and the off-balance securitization of direct financing lease assets of ¥16,672 million in fiscal 2004. Overseas assets decreased by 19% due primarily to the appreciation of the yen against the dollar and a decline in the volume of leasing assets in the United States.

As of March 31, 2004, no single lessee represented more than 1% of our total portfolio of direct finance leases. As of March 31, 2004, 81% of our direct financing leases were to lessees located in Japan, while 8% were to lessees located in the United States.

	As of March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in direct financing leases by category:
Information-related and office equipment	¥239,853	¥210,713	¥(29,140)	(12)
Industrial equipment	271,471	214,682	(56,789)	(21)
Commercial services equipment	181,741	175,607	(6,134)	(3)
Transportation equipment	516,646	479,605	(37,041)	(7)
Other equipment	362,597	372,968	10,371	3

Total	¥1,572,308	¥1,453,575	¥(118,733)	(8)

Investment in direct financing leases of information-related and office equipment decreased 12% in fiscal 2004 due primarily to a decrease of new contracts as a result of more stringent examinations in the new origination selection process in Japan.

Investment in direct financing leases of industrial equipment decreased by 21% in fiscal 2004 due primarily to declines in the volume of leasing assets at ORIX Financial Services in the United States.

Investment in direct financing leases of transportation equipment decreased by 7% in fiscal 2004 due primarily to declines in the volume of leasing assets at ORIX Financial Services in the United States.

Balances for investment in direct financing leases in the tables above do not include securitized lease assets. However, gains from securitization are included in our direct financing lease revenues. During fiscal 2004, we securitized ¥26,284 million of direct financing lease assets (¥16,672 million in Japan and ¥9,612 million overseas) that were treated as off-balance sheet assets, and during fiscal 2003, we securitized ¥150,956 million of direct financing lease assets (¥134,416 million in Japan and ¥16,540 million overseas) that were treated as off-balance sheet assets. Gains from the securitization of these assets of ¥170 million and ¥3,205 million were included in direct financing lease revenues for fiscal 2004 and 2003, respectively. The balance of direct financing lease assets treated as off-balance sheet assets amounted to ¥200,434 million as of March 31, 2004 and ¥325,083 million as of March 31, 2003. If securitized assets are included, the total balance of investment in direct financing lease assets would be ¥1,654,009 million as of March 31, 2004 and ¥1,897,391 million as of March 31, 2003. For more information on securitization, see Note 9 of “Item 18. Financial Statements.”

Asset quality of our direct financing leases

	As of March 31,
	2002	2003	2004
	(In millions of yen, except percentage data)
Past due direct financing leases and allowances for direct financing leases:
90+ days past due direct financing leases	¥67,924	¥47,825	¥36,568
90+ days past due direct financing leases as a percentage of the balance of investment in direct financing leases	4.10%	3.04%	2.52%
Provisions as a percentage of average balance of investment in direct financing leases (1)	1.29%	1.04%	0.87%
Allowance for direct financing leases	¥50,837	¥42,588	¥41,008
Allowance for direct financing leases as a percentage of the balance of 90+ days past due direct financing leases	74.84%	89.05%	112.14%
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	3.06%	2.71%	2.82%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

The decrease in 90+ days past due direct financing leases occurred due primarily to charge-offs and a reduction in new 90+ days past due leases.

We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases was adequate as of March 31, 2004 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•	all lease contracts are collateralized by the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment.

The ratio of charge-offs as a percentage of the balance of investment in direct financing leases was 1.24%, 1.55% and 0.90% for fiscal 2002, 2003 and 2004, respectively. Our charge-off policy allows us some flexibility in recording charge-offs. Historical ratios of charge-offs as a percentage of the balance of our investment in direct financing leases might have been higher or lower if our charge-off policy had required us to record charge-offs once they have become past due for some fixed period of time. In evaluating whether the ratio of allowance for doubtful receivables as a percentage of the balance of our investment in direct financing leases is adequate, we do not give as much weight to historical charge-off ratios as we do to the other factors discussed above.

Operating leases

	As of and for the year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥122,526	¥130,488	¥7,962	6
Japan	85,665	92,989	7,324	9
Overseas	36,861	37,499	638	2
New equipment acquisitions	¥173,567	¥189,737	¥16,170	9
Japan	143,000	144,340	1,340	1
Overseas	30,567	45,397	14,830	49
Investment in operating leases	¥529,044	¥536,702	¥7,658	1
Japan	369,489	388,452	18,963	5
Overseas	159,555	148,250	(11,305)	(7)

Revenues from operating leases increased by 6% in fiscal 2004 due primarily to an improvement in the profitability of our precision measuring and other equipment rental operations and an increase in revenues associated with our automobile rental operations in Japan. In fiscal 2004 and 2003, gains from the disposition of operating lease assets other than real estate were ¥2,783 million and ¥4,424 million, respectively and are included in operating lease revenues.

New equipment acquisitions of operating leases increased by 9% in fiscal 2004 due primarily to acquisitions of real estate and automobile operating leases.

Investment in operating leases increased by 1% in fiscal 2004. In Japan, these investments rose 5% due primarily to purchases of real estate and the acquisition of JAPAREN, an automobile rental company, while overseas these investments decreased by 7% due primarily to the appreciation of the yen against the dollar.

	As of March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥174,893	¥202,514	¥27,621	16
Measuring equipment and personal computers	70,988	75,232	4,244	6
Real estate and other	283,163	258,956	(24,207)	(9)

Total	¥529,044	¥536,702	¥7,658	1

Investment in transportation equipment-related operating leases rose by 16% in fiscal 2004 due primarily to an increase in investments in automobile operating leases, while investments in real estate and other operating leases decreased by 9% due primarily to sales of real estate assets.

For information on the acquisition cost and accumulated depreciation of operating lease assets, see Note 5 in “Item 18. Financial Statements.”

Installment loans and investment securities

Installment loans

	As of and for the year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Interest on installment loans	¥115,610	¥107,490	¥(8,120)	(7)
Japan	89,068	89,295	227	0
Overseas	26,542	18,195	(8,347)	(31)
New loans added	¥1,268,170	¥1,124,276	¥(143,894)	(11)
Japan	1,100,887	957,646	(143,241)	(13)
Overseas	167,283	166,630	(653)	(0)
Installment loans	¥2,288,039	¥2,234,940	¥(53,099)	(2)
Japan	1,954,640	1,984,416	29,776	2
Overseas	333,399	250,524	(82,875)	(25)

Interest on installment loans decreased by 7% in fiscal 2004. Revenues from interest on installment loans in Japan were flat compared to fiscal 2003 due primarily to a higher average balance of assets offset by a decrease in gains from securitization. Interest on overseas installment loans decreased by 31% in fiscal 2004 primarily as a result of a lower average balance of loans and lower prevailing interest rates in the United States.

The average interest rate earned on loans in Japan, calculated on the basis of quarterly balances, increased to 4.73% in fiscal 2004 from 4.32% in fiscal 2003 due primarily to an increase in income from high-yield card loans. The average interest rate earned on overseas loans, calculated on the basis of quarterly balances, decreased to 5.86% in fiscal 2004 from 6.28% in fiscal 2003 due primarily to declines in market interest rates prevailing in the United States.

New loans added decreased by 11% in fiscal 2004 due primarily to increased scrutiny in the selection process for originating new loans to corporate customers and efforts to hold down growth of new card loans in Japan.

The balance of installment loans as of the year ended March 31, 2004 remained relatively stable compared to the balance as of March 31, 2003. The balance of installment loans for borrowers in Japan rose by 2% due primarily to increases in loans to corporate customers while the balance of installment loans for overseas borrowers decreased by 25% due primarily to the appreciation of the yen against the dollar and the repayment of certain installment loans.

As of March 31, 2004, 89% of our installment loans were to borrowers in Japan, while 5% were to borrowers in the United States.

The table below sets forth the balances as of March 31, 2004 and 2003 of our installment loans to borrowers in Japan and overseas, categorized by the type of borrower (i.e., consumer or corporate) in the case of borrowers in Japan. As of March 31, 2004, ¥187,487 million, or 8%, of installment loans to corporate borrowers in Japan portfolio related to our life insurance operations. We reflected income from these loans in our consolidated statements of income as life insurance premiums and related investment income.

	As of March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥531,904	¥504,386	¥(27,518)	(5)
Card loans	271,636	247,598	(24,038)	(9)
Other	32,668	54,634	21,966	67

Subtotal	836,208	806,618	(29,590)	(4)

Corporate borrowers in Japan
Real estate-related companies	276,332	310,847	34,515	12
Commercial and industrial companies	821,992	850,539	28,547	3

Subtotal	1,098,324	1,161,386	63,062	6

Total (Japan)	1,934,532	1,968,004	33,472	2

Overseas corporate, industrial and other borrowers	333,313	250,460	(82,853)	(25)
Loan origination costs, net	20,194	16,476	(3,718)	(18)

Total	¥2,288,039	¥2,234,940	¥(53,099)	(2)

As of March 31, 2004, 28% of our installment loans were to borrowers in real estate-related industries, the construction industry and the entertainment industry. These loans were all to corporate borrowers in Japan. As of March 31, 2004, ¥350,021 million, or 16% of all installment loans was outstanding to real estate-related companies and construction companies. Of these loans, ¥28,896 million, or 1%, were classified as nonperforming loans in accordance with FASB Statement No. 114. We allocated an allowance of ¥13,257 million to these nonperforming loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral. As of March 31, 2004, we had installment loans outstanding in the amount of ¥263,112 million, or 12% of all installment loans, to companies in the entertainment industry. Of this amount, ¥11,421 million, or 1%, was classified as nonperforming loans in accordance with FASB Statement No. 114. We allocated an allowance of ¥4,214 million to these nonperforming loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral.

The balance of loans to consumer borrowers in Japan as of March 31, 2004 declined by 4%, compared to the balance as of March 31, 2003, due primarily to a decline in card loans. As a result of an increase in personal bankruptcies in Japan in recent years, we have been cautious about expanding card loans and we have been actively collecting outstanding loans that we believe have deteriorated in terms of credit quality.

The balance of loans to corporate borrowers in Japan as of March 31, 2004 rose by 6%, compared to the balance as of March 31, 2003, due primarily to increased loans to real estate-related companies.

Balances of installment loans in the tables above do not include securitized assets. However, the amount of interest on installment loans includes gains from the securitization of installment loans. We securitized ¥9,250 million and ¥78,674 million in installment loans, which were treated as off-balance sheet assets in fiscal 2004 and 2003, respectively. Gains from the securitization of loans of ¥276 million and ¥6,444 million were included in interest on installment loans in fiscal 2004 and 2003, respectively. The balance of installment loans treated as off-balance sheet assets amounted to ¥139,509 million and ¥137,867 million as of March 31, 2004 and 2003, respectively. If securitized loans were included, the total balance of installment loans would be ¥2,374,449 million and ¥2,425,906 million as of March 31, 2004 and 2003, respectively. For more information on securitization, see Note 9 in “Item 18. Financial Statements.”

Asset quality of our installment loans

We classify past due installment loans into two categories: installment loans considered impaired in accordance with FASB Statement No. 114 and 90+ days past due loans not covered by FASB Statement No. 114.

	As of and for the year ended March 31,
	2002	2003	2004
	(In millions of yen)
Loans considered impaired in accordance with FASB Statement No. 114:
Impaired loans	¥113,000	¥97,278	¥93,542
Impaired loans requiring a valuation allowance	71,802	63,975	72,033
Valuation allowance (1)	45,862	36,073	39,187

(1)	The valuation allowance for each period is the required valuation allowance less the value of the collateral from impaired loans, calculated in accordance with FASB Statement No. 114.

In fiscal 2004, a charge-off of impaired loans amounting to ¥12,688 million resulted in a decrease in the outstanding balances of impaired loans as of March 31, 2004. In fiscal 2003, the charge-off of impaired loans amounted to ¥23,676 million.

The table below sets forth the outstanding balances of impaired loans by region and type of borrower. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans to be accounted for in accordance with FASB Statement No. 114.

	As of March 31,
	2002	2003	2004
	(In millions of yen)
Impaired loans:
Consumer borrowers in Japan	¥2,193	¥965	¥6,638

Subtotal	2,193	965	6,638

Corporate borrowers in Japan
Real estate-related companies	40,184	27,508	22,274
Commercial and industrial companies	58,338	59,578	58,311

Subtotal	98,522	87,086	80,585

Overseas corporate, industrial and other borrowers	12,285	9,227	6,319

Total	¥113,000	¥97,278	¥93,542

The table below sets forth information as to past-due loans and allowance for installment loans, excluding amounts covered by FASB Statement No. 114. Average balances are calculated on the basis of fiscal quarter-end balances.

	As of March 31,
	2002	2003	2004
	(In millions of yen, except percentage data)
Past-due loans and allowance for installment loans:
90+ days past due loans not covered by FASB Statement No. 114	¥74,199	¥60,587	¥43,176
90+ days past due loans not covered by FASB Statement No. 114 as a percentage of the balance of installment loans not covered by FASB Statement No. 114	3.4%	2.8%	2.0%
Provisions as a percentage of average balance of installment loans	1.1%	1.1%	0.9%
Allowance for probable loan losses not covered by FASB Statement No. 114	¥56,188	¥54,485	¥47,825
Allowance for probable loan losses not covered by FASB Statement No. 114 as a percentage of the balance of 90+ days past due loans not covered by FASB Statement No. 114	75.7%	89.9%	110.8%
Allowance for probable loan losses not covered by FASB Statement No. 114 as a percentage of the balance of installment loans not covered by FASB Statement No. 114	2.60%	2.49%	2.23%

The balance of 90+ days past due loans not covered by FASB Statement No. 114 declined by 29% in fiscal 2004, principally due to charge-offs of ¥25,970 million in fiscal 2004.

	As of March 31,
	2002	2003	2004
	(In millions of yen)
90+ days past due loans not covered by FASB Statement No. 114:
Consumer borrowers in Japan
Housing loans	¥53,577	¥49,098	¥37,764
Card loans and other	9,585	6,963	4,709
Corporate borrowers in Japan
Real estate-related companies	195	390	—
Commercial and industrial companies	2,192	1,414	—
Overseas corporate, industrial and other borrowers	8,650	2,722	703

Total	¥74,199	¥60,587	¥43,176

The majority of these past-due loans were housing loans to consumers in Japan secured by collateral (mostly first mortgages) for which we received partial payments. We make provisions against losses for these homogenous loans by way of general reserves for installment loans included in the allowance for doubtful receivables. We make allowance for housing loans in Japan after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate. These conditions include trends in corporate and personal bankruptcies and unemployment rates.

We determine the allowance for our card loans and other item on the basis of past loss experience, general economic conditions and the current portfolio composition.

We believe that the level of the allowance as of March 31, 2004 was adequate because we expect to recover a portion of the outstanding balance for 90+ days past-due loans not covered by FASB Statement No. 114 primarily because most 90+ days past due loans are housing loans, which are ordinarily made to a diverse group of individuals whom we believe generally have a higher credit rating than the population at-large and which are ordinarily secured by first mortgages.

The ratio of charge-offs as a percentage of the balance of installment loans was 1.00%, 1.24% and 1.20% for fiscal 2002, 2003 and 2004, respectively. Our charge-off policy allows us some flexibility in recording charge-offs. Historical ratios of charge-offs as a percentage of the balance of our investment in installment loans might have been higher or lower if our charge-off policy had required us to record charge-offs once they have become past due for some fixed period of time. In evaluating whether the ratio of allowance for probable loan losses as a percentage of the balance of installment loans is adequate, we do not give as much weight to historical charge-off ratios as we do to the other factors discussed above.

Investment securities

We maintain a sizable investment in various securities. The largest segment of this portfolio is the investments in our life insurance operations. This constituted approximately 42% of our total investment in securities as of March 31, 2004. These instruments are generally invested in yen denominated corporate debt. Corporate debt securities consist primarily of fixed interest rate instruments. Our portfolio included investments by our US operations in high yield debt securities, totaling ¥29,300 million, and in commercial mortgage-backed securities, totaling of ¥102,850 million, each as of March 31, 2004.

	As of March 31, 2003
	Life insurance	Other operations	Total
	(In millions of yen)
Investment securities:
Fixed income securities	¥314,465	¥194,578	¥509,043
Marketable equity securities	550	35,269	35,819
Other securities	26,885	105,688	132,573

Total	¥341,900	¥335,535	¥677,435

	As of March 31, 2004
	Life insurance	Other operations	Total
	(In millions of yen)
Investment securities:
Fixed income securities	¥193,384	¥137,868	¥331,252
Marketable equity securities	238	55,307	55,545
Other securities	38,187	126,944	165,131

Total	¥231,809	¥320,119	¥551,928

The balance of our investments in securities other than in connection with our life insurance operations decreased to ¥320,119 million as of March 31, 2004 from ¥335,535 million as of March 31, 2003 due primarily to the appreciation of the yen against the dollar. We present income from investments in separate lines of our consolidated statements of income, depending upon the type of security and whether the security is held in connection with our life insurance operations.

Interest we earn on fixed income securities, and on interest-earning securities classified as other securities held in connection with operations other than life insurance, is reflected in our consolidated statements of income as interest on loans and investment securities. All other non-interest income and losses (other than foreign currency transaction gains or losses and write-downs of securities) we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains on investment securities. All income and losses (other than write-downs of securities) we recognize on securities held in connection with life insurance operations are reflected in our consolidated statements of income as life insurance premiums and related investment income.

	As of and for the year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment securities:
Interest on investment securities	¥15,980	¥9,254	¥(6,726)	(42)
Japan	866	885	19	2
Overseas	15,114	8,369	(6,745)	(45)
New securities added	¥231,294	¥122,066	¥(109,228)	(47)
Japan	214,477	100,912	(113,565)	(53)
Overseas	16,817	21,154	4,337	26
Investment in securities	¥677,435	¥551,928	¥(125,507)	(19)
Japan	497,829	399,463	(98,366)	(20)
Overseas	179,606	152,465	(27,141)	(15)

Interest on investment securities other than those held in connection with our life insurance operations decreased by 42% in fiscal 2004 due primarily to the decline in investments in securities and lower prevailing market interest rates in the United States. The average interest rate earned on investment securities in Japan, calculated on the basis of quarterly balances, decreased to 1.39% in fiscal 2004 from 1.61% in fiscal 2003 due primarily to declines in prevailing market interest rates in Japan. The average interest rate earned on overseas investment securities, calculated on the basis of quarterly balances, decreased to 6.33% in fiscal 2004 from 8.94% in fiscal 2003 due primarily to declines in prevailing market interest rates in the United States.

New securities added decreased by 47% in fiscal 2004. New securities added in Japan decreased by 53% due mainly to fewer new securities added at ORIX Life Insurance as we have shifted assets in the investment portfolio away from investment in fixed income securities and focused more on loans and other investments. New securities added overseas rose by 26% due primarily to increases in debt securities in the Unites States.

The balance of our investment in securities as of March 31, 2004 decreased by 19% compared to fiscal 2003. The balance of our investment in securities in Japan decreased by 20% due primarily to decreases at ORIX Life Insurance, while the balance of our investment in securities overseas decreased by 15% due primarily to the appreciation of the yen against the dollar.

	As of March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥12,154	¥26,354	¥14,200	117
Available-for-sale securities	537,888	386,797	(151,091)	(28)
Held-to-maturity securities	10,638	—	(10,638)	(100)
Other securities	116,755	138,777	22,022	19

Total	¥677,435	¥551,928	¥(125,507)	(19)

In past years, we mainly invested in US corporate bonds purchased in the primary markets, and income was mostly realized in the form of interest. However, we began to purchase bonds that we believe are undervalued in the secondary markets to realize gains from sales. This shift in strategy increased investments in trading securities by 117% in fiscal 2004. Investments in available-for-sale securities and held-to-maturity securities decreased due mainly to the sale of fixed income securities of ORIX Life Insurance and the redemption of our held-to-maturity securities. Other securities increased due primarily to the purchase of non-marketable equity securities.

The above table does not include securitized assets. Securities treated as off-balance sheet assets were ¥45,478 million as of March 31, 2003. No securities were securitized in fiscal 2004 or 2003. As a result of the redemption of subordinated interests in a collateralized bond obligation prior to maturity during fiscal 2004, we had no outstanding balance of securitized assets as of March 31, 2004. If securitized assets were included, the total balance of investment in securities would be ¥551,928 million and ¥722,913 million as of March 31, 2004 and 2003, respectively.

For further information on investment in securities, see Note 8 of “Item 18. Financial Statements.”

Brokerage commissions and net gains on investment securities

All non-interest income and losses (other than foreign currency transaction gains or losses and write-downs of securities) that we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains on investment securities.

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Brokerage commissions and net gains on investment securities:
Brokerage commissions	¥2,400	¥3,967	¥1,567	65
Net gains on investment securities	8,457	22,058	13,601	161

Total	¥10,857	¥26,025	¥15,168	140

Brokerage commissions and net gains on investment securities increased by 140% in fiscal 2004. Our brokerage commissions from ORIX Securities increased by 65% due primarily to increased activity in the Japanese stock market, while net gains on investment securities increased by 161% due primarily to a recovery in the stock markets in Japan and the bond markets in the Unites States.

As of March 31, 2004, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥46,830 million, compared to ¥20,845 million as of March 31, 2003. As of March 31, 2004, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥7,672 million, compared to ¥11,694 million as of March 31, 2003. These unrealized gains increased, and unrealized losses decreased, due primarily to improvements in the stock markets in Japan and bond markets in the United States.

Life insurance premiums and related investment income

We reflect all income and losses (other than write-downs of securities and provision for doubtful receivables and probable loan losses) that we recognize on securities, installment loans and other investments held in connection with life insurance operations in our consolidated statements of income as life insurance premiums and related investment income.

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Life insurance premiums and related investment income:
Life insurance premiums	¥122,963	¥119,458	¥(3,505)	(3)
Life insurance-related investment income	15,548	14,754	(794)	(5)

Total	¥138,511	¥134,212	¥(4,299)	(3)

Life insurance premiums and related investment income decreased by 3% in fiscal 2004 compared to fiscal 2003. Life insurance premiums of ORIX Life Insurance declined by 3% due to a continued focus on sales of more profitable life insurance products, which generally produce lower levels of revenue. Life insurance-related investment income decreased by 5% in fiscal 2004 due to lower net gains from the sale of securities.

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investments by ORIX Life Insurance:
Fixed income securities	¥314,465	¥193,384	¥(121,081)	(39)
Marketable equity securities	550	238	(312)	(57)
Other securities	26,885	38,187	11,302	42

Total investment in securities	341,900	231,809	(110,091)	(32)

Installment loans and other investments	237,905	350,664	112,759	47

Total	¥579,805	¥582,473	¥2,668	0

Fixed income securities in fiscal 2004 decreased by 39% compared to fiscal 2003, while installment loans and other investments increased by 47%. These changes are due primarily to our attempt to reduce the amount of fixed income securities, to increase loans and other assets to mitigate the effects of a potential rise in interest rates and to increase profitability of assets under management.

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net gains (losses) on investment securities	¥3,448	¥(589)	¥(4,037)	—
Interest on loans and investment securities, and others	12,100	15,343	3,243	27

Total	¥15,548	¥14,754	¥(794)	(5)

For further information on life insurance operations, see Note 21 of “Item 18. Financial Statements.”

Residential condominium sales

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Residential condominium sales:
Residential condominium sales	¥71,165	¥98,034	¥26,869	38

Revenues from residential condominium sales in fiscal 2004 increased by 38% compared to fiscal 2003, as lower land prices in metropolitan areas, especially around Tokyo, have resulted in what we perceive to be a relatively strong demand from buyers who wish to live close to urban centers. We believe we have been able to provide condominiums that are attractive to such customers. All revenues from residential condominium sales come from Japan.

Gains on sales of real estate under operating leases

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases	¥3,257	¥9,116	¥5,859	180
Japan	581	8,871	8,290	1427
Overseas	2,676	245	(2,431)	(91)

We added a new line item, gains on sales of real estate under operating leases, to our consolidated statements of income in fiscal 2004 due to the increased importance of such gains to us. Gains rose by 180% due primarily to increased sales of office buildings under operating leases in Japan. Gains recognized under this item refer to gains on sales of real estate under operating leases for which properties we continue to provide services, such as building maintenance or property management, after sale.

Interest income on deposits

Interest income on deposits not included in other categories of revenue includes principally interest on bank deposits. Interest income on deposits increased by 68%, or ¥358 million, in fiscal 2004, to ¥884 million, due primarily to an increase in the average amount of deposits held by our overseas subsidiaries.

Other operations

	As of and for the year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥80,460	¥92,898	¥12,438	15
Japan	70,545	83,042	12,497	18
Overseas	9,915	9,856	(59)	(1)
Other operating assets	¥76,343	¥72,049	¥(4,294)	(6)
Japan	66,713	64,993	(1,720)	(3)
Overseas	9,630	7,056	(2,574)	(27)

Other operating revenues in fiscal 2004 increased by 15%, due primarily to increases in revenues from building maintenance operations and to increases in revenues attributable to companies which we acquired and consolidated in fiscal 2003 and 2004 as part of our corporate rehabilitation business. Such companies include Minami Sports, a sports goods distributor, and Suginoi Hotel, a hot springs resort.

Expenses

Interest expense

Interest expense amounted to ¥60,597 million in fiscal 2004, a decrease of ¥11,249 million, or 16%, from fiscal 2003, primarily as a result of a lower level of debt related to the lower level of operating assets in Japan and overseas. Based on segment information, interest expense in overseas segments was ¥26,833 million in fiscal 2004 and ¥36,032 million in fiscal 2003, a decline of ¥9,199 million, or 25%, primarily as a result of lower interest rates overseas and, to a lesser extent, lower debt levels.

The average interest rate on our short-term and long-term debt in Japan, calculated on the basis of quarterly balances, was 1.04% in fiscal 2004, compared to 1.11% in fiscal 2003. The average interest rate on our short-term and long-term overseas debt, calculated on the basis of quarterly balances, decreased to 4.14% in fiscal 2004 from 4.19% in fiscal 2003 due to lower interest rates overseas.

The ratio of our funding directly from capital markets to our total debt and deposits was 48% as of each of March 31, 2004 and March 31, 2003. See “—Liquidity and Capital Resources.”

Depreciation—operating leases

Depreciation of operating leases increased by ¥3,926 million to ¥83,919 million in fiscal 2004, an increase of 5% from the level in fiscal 2003, due primarily to a higher average operating lease asset balance.

Life insurance costs

In line with a decrease in life insurance premiums, life insurance costs in fiscal 2004 decreased by ¥6,031 million, or 5%, to ¥119,653 million compared to fiscal 2003. Margins improved to 11% in fiscal 2004 compared with 9% in fiscal 2003 due primarily to increased sales of higher margin products such as term-life, medical and cancer insurance.

Costs of residential condominium sales

Costs of residential condominium sales for fiscal 2004 rose by ¥27,910 million, or 46%, to ¥88,679 million compared to fiscal 2003, corresponding to increased revenues from residential condominium sales during the same period. Margins declined to 10% in fiscal 2004 from 17% in fiscal 2003 due primarily to an increased amount of sales of lower margin units in fiscal 2004 compared to fiscal 2003. In fiscal 2003, we sold a number of units in large-scale luxury condominiums, whereas sales in fiscal 2004 were concentrated on smaller developments and investment purpose condominiums that also included the purchase, development and sale of condominiums under construction that have lower margins.

Other operating expenses

Other operating expenses increased 27%, to ¥52,561 million, in fiscal 2004, due in part to an increase in operating revenues.

Selling, general and administrative expenses

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥66,155	¥79,083	¥12,928	20
Selling expenses	24,131	25,268	1,137	5
Administrative expenses	50,913	53,692	2,779	5
Depreciation of office facilities	3,072	3,792	720	23

Total	¥144,271	¥161,835	¥17,564	12

Employee salaries and other personnel expenses account for approximately half of selling, general and administrative expenses, and the remaining half consists of general overhead expenses such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2004 were ¥161,835 million, an increase of 12% from fiscal 2003. About half of this increase was due to growth in the number of companies we consolidate and the other half was due primarily to an increase in costs associated with our existing businesses.

Provision for doubtful receivables and probable loan losses

We make provisions for doubtful receivables and probable loan losses for direct financing leases and installment loans. The provision for doubtful receivables and probable loan losses in fiscal 2004 was ¥49,592 million, a decrease of 9% from fiscal 2003. Provisions for direct financing leases declined by 21% due primarily to a decrease in 90+ days past due loans overseas, particularly in the United States, and in Japan, while provisions for loans not covered by FASB Statement No. 114 decreased by 14% due to a decline in 90+ days past-due receivables. Provisions for loans covered by FASB Statement No. 114 increased by 13% due primarily to the increase in loans requiring a valuation allowance.

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥152,887	¥133,146	¥(19,741)	(13)
Direct financing leases	50,837	42,588	(8,249)	(16)
Loans not covered by FASB Statement No. 114	56,188	54,485	(1,703)	(3)
FASB Statement No. 114 impaired loans	45,862	36,073	(9,789)	(21)
Provisions charged to income	¥54,706	¥49,592	¥(5,114)	(9)
Direct financing leases	16,978	13,397	(3,581)	(21)
Loans not covered by FASB Statement No. 114	23,497	20,118	(3,379)	(14)
FASB Statement No. 114 impaired loans	14,231	16,077	1,846	13
Charge-offs (net)	¥(76,564)	¥(52,579)	¥23,985	(31)
Direct financing leases	(25,445)	(13,921)	11,524	(45)
Loans not covered by FASB Statement No. 114	(27,443)	(25,970)	1,473	(5)
FASB Statement No. 114 impaired loans	(23,676)	(12,688)	10,988	(46)
Other (1)	¥2,117	¥(2,139)	¥(4,256)	—
Direct financing leases	218	(1,056)	(1,274)	—
Loans not covered by FASB Statement No. 114	2,243	(808)	(3,051)	—
FASB Statement No. 114 impaired loans	(344)	(275)	69	(20)
Ending balance	¥133,146	¥128,020	¥(5,126)	(4)
Direct financing leases	42,588	41,008	(1,580)	(4)
Loans not covered by FASB Statement No. 114	54,485	47,825	(6,660)	(12)
FASB Statement No. 114 impaired loans	36,073	39,187	3,114	9

(1)	Other includes foreign currency translation adjustments and the effect of acquisitions.

Write-downs of long-lived assets

In accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we wrote down ¥12,345 million in real estate assets in Japan and overseas in fiscal 2004 compared to write-downs of ¥50,682 million in fiscal 2003, all of which were on real estate assets in Japan. The properties written down in fiscal 2004 included golf courses in Japan, a commercial complex in the United States, and corporate dormitories, residential condominiums and other properties in Japan.

In accordance with FASB Statement No. 144, an asset is generally deemed to be impaired if the sum of future cash flows is expected to be less than the current carrying value of the asset. If an asset is deemed to be impaired, the value of the asset is written down to estimated fair value. The requirements of FASB Statement No. 144 potentially result in large charges being recorded in a given period as a result of relatively smaller changes in estimated future cash flows. An asset is generally not considered to be impaired so long as its undiscounted estimated future cash flows exceed its carrying value. However, once the undiscounted estimated cash flows are believed to be less than the current carrying value, the asset is written down to estimated fair value (which would generally be similar to discounting the estimated future cash flows). A write-down to estimated fair value prior a determination of impairment is not permitted.

All write-downs of long-lived assets in fiscal 2003 were recorded in the real estate segment. In fiscal 2004, the following write-downs were recorded: (i) ¥8,052 million in the real estate segment; (ii) ¥3,019 million in the Americas segment; (iii) ¥143 million in the corporate financial services segment; and (iv) ¥1,131 million recorded separately from segment information for assets considered corporate assets. Our total investment in long-lived assets as of March 31, 2004 was ¥631,112 million. Of this, ¥462,853 million were located in Japan and ¥168,259 million were located overseas. Of the long-lived assets in Japan, ¥192,969 million were in the real estate segment. While FASB Statement No. 144 applies to all of our long-lived assets, we believe that there is a higher probability of further write-downs in the real estate segment than in other segments due to the asset deflation that has continued to adversely impact real estate prices and rental rates for over ten years in Japan. For discussion of these write-downs, including the details of the types of assets and the amounts that were written down, see Note 23 of “Item 18. Financial Statements.” For a breakdown of long-lived assets by segment, see Note 30 of “Item 18. Financial Statements.”

Write-downs of securities

In fiscal 2004, write-downs of securities declined by 63%, or ¥9,085 million to ¥5,240 million due primarily to improvements in stock markets in Japan and bond markets in the United States.

Foreign currency transaction loss, net

We recognized a foreign currency transaction net loss in the amount of ¥1,577 million in fiscal 2004, compared to a loss of ¥1,211 million in fiscal 2003, due primarily to the appreciation of the euro against the dollar. For information on the impact of foreign currency fluctuations, see “Item 11. Qualitative and Quantitative Disclosures about Market Risk.”

Income Before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes

Equity in net income of affiliates

Equity in net income of affiliates in fiscal 2004 was a gain of ¥17,924 million, compared to a gain of ¥6,203 million in fiscal 2003.

Equity in net income of affiliates for fiscal 2004 included ¥10,047 million from Korea Life. This amount included our proportionate interest in the ordinary operating results of Korea Life and our proportionate interest in the recognition of deferred tax assets of ¥5,380 million attributable to a change in tax rules in South Korea.

The change in South Korean tax rules in May 2003 will enable Korea Life to apply certain historical losses to reduce future taxable income. As a result of this change, Korea Life recorded a tax benefit in earnings and a corresponding deferred tax asset in the first quarter of our fiscal year ended March 31, 2004. We recorded a proportionate interest in income reported by Korea Life in the second quarter of our fiscal year ended March 31, 2004 in accordance with our policy of recording our equity interest in the income of Korea Life on a one-quarter lag basis.

We plan to sell a portion of our interest in Korea Life in the future. However, no definitive agreement of sale has been arranged. The increase in the carrying value of our ownership interest in Korea Life resulting from our recording of the above deferred tax asset recognition will not necessarily cause a corresponding increase in the fair value of our equity interest in Korea Life in the event of a sale to a third party. We may be unable to sell a portion of Korea Life at or above the carrying value of our investment at the time of sale, if at all. In such event, we will record a loss on the sale in the period in which a definitive agreement of sale is arranged.

For discussion of investment in affiliates, see Note 11 of “Item 18. Financial Statements.”

Gain (loss) on sales of affiliates

Gain (loss) on sales of affiliates in fiscal 2004 was a net loss of ¥542 million. The loss was caused by the issuance by certain affiliates of new shares to third parties at prices lower than the book value of our investments. A gain of ¥2,002 million in fiscal 2003 was due primarily to a gain on sales of stock purchase options related to Korea Life. For discussion of investment in affiliates, see Note 11 of “Item 18. Financial Statements.”

Provision for income taxes

Provision for income taxes in fiscal 2004 was ¥51,538 million, compared to the provision of ¥20,746 million in fiscal 2003. The increase of ¥30,792 million was due primarily to higher income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes. In addition, ¥5,586 million of deferred tax assets, which had been recognized in an amount equal to the amounts of the excess of the tax basis over the amounts for financial reporting of investments in subsidiaries, was written down in fiscal 2004, due to a change in our future tax plan, the temporary differences for these deferred tax assets will no longer reverse in the foreseeable future and accordingly, should no longer be recognized. For discussion of income taxes, see Note 15 in “Item 18. Financial Statements.”

Discontinued operations

The item discontinued operations was added to our consolidated statements of income in fiscal 2004 because we sold or held for sale real estate properties which we considered to be discontinued operations. We base disclosure of these transactions on FASB Statement No. 144. Under FASB Statement No. 144, the scope of discontinued operations is broadened to include operating results of any asset with its own identifiable cash flow and in which asset we will cease to have significant continuing involvement. Discontinued operations refer to net income from the sale or disposal by sale of real estate under an operating lease in which we no longer have significant continuing involvement. Income from discontinued operations, net of applicable tax effect, was ¥2,792 million in fiscal 2004 compared to ¥659 million in fiscal 2003 due primarily to gains on the sale of real estate in fiscal 2004. For a discussion of discontinued operations, see Note 24 of “Item 18. Financial Statements.”

Extraordinary gain, net of applicable tax effect

We recorded an extraordinary gain of ¥609 million in fiscal 2004, which resulted from acquisitions of interests in affiliate companies, in accordance with FASB Statement No. 141, “Business Combinations” which reflects our proportional share of the fair value of the underlying net assets acquired over the acquisition cost. We acquired approximately a 22% interest in Fuji Fire and Marine on March 30, 2002. After US GAAP financial statements for Fuji Fire and Marine were completed in January 2003, we recorded an extraordinary gain of ¥3,214 million, net of applicable taxes, for our proportional share of the fair value of the net assets acquired over the acquisition cost in fiscal 2003.

Cumulative effect of a change in accounting principle

No cumulative effect of a change in accounting principle was recorded in fiscal 2004. As a result of the adoption of FASB Statement No. 141, “Business Combinations”, we recorded a transition gain in fiscal 2003, as an effect of a change in accounting principle, as a result of a write-off of unamortized deferred credits of ¥1,937 million that existed as of March 31, 2002. The deferred credits relate to an excess of the fair value over cost arising from business combinations completed and investments accounted for the equity method acquired before July 1, 2001.

Segment Information

The following discussion presents segment financial information on a basis in which such information is currently used regularly by management for evaluating the performance of our business segments and deciding how to allocate resources between them. The reporting segments are identified based on the nature of services for operations in Japan and based on geographic areas for overseas operations. For a description of segments, see “Item 4. Information on the Company–Profile of Business by Segment” and see Note 30 in “Item 18. Financial Statements,” for additional segment information.

Segments in Japan accounted for 79% and 80% of total segment profit in fiscal 2004 and 2003, respectively. As of March 31, 2004, ¥4,167,472 million, or 82%, of total segment assets were in Japan.

Segments overseas accounted for 21% and 20% of total segment profits in fiscal 2004 and 2003, respectively. As of March 31, 2004, ¥472,595 million, or 9%, of total segment assets were in the Americas, ¥413,041 million, or 8%, in Asia and Oceania, and ¥56,634 million, or 1%, in Europe. The following discussion of segments also includes discussion of recent trend information that management believes is important for understanding our operations. Our business is inherently subject to rapid and dramatic changes. It is in the opinion of management, therefore, that any discussion of trends should be reviewed with caution, because those trends can change in a relatively short period of time.

The titles of segments corporate finance and equipment operating leases, which had appeared in previous annual reports, have been changed to corporate financial services and rental operations respectively, to present the components of these segments more clearly, although the composition of these segments has not changed.

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment revenues:
Business segments in Japan
Corporate financial services	¥125,560	¥128,355	¥2,795	2
Rental operations	67,655	74,370	6,715	10
Real estate-related finance	51,589	54,792	3,203	6
Real estate	104,454	143,451	38,997	37
Life insurance	138,511	133,391	(5,120)	(4)
Other	61,238	73,986	12,748	21

Subtotal	549,007	608,345	59,338	11

Overseas business segments
The Americas	57,909	47,294	(10,615)	(18)
Asia and Oceania	55,425	53,694	(1,731)	(3)
Europe	13,311	10,708	(2,603)	(20)

Subtotal	126,645	111,696	(14,949)	(12)

Total	675,652	720,041	44,389	7

Reconciliation of segment totals to consolidated amounts	6,168	732	(5,436)	(88)

Total consolidated revenues	¥681,820	¥720,773	¥38,953	6

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment profit: (1)
Business segments in Japan
Corporate financial services	¥44,158	¥43,787	¥(371)	(1)
Rental operations	4,402	9,342	4,940	112
Real estate-related finance	19,572	18,102	(1,470)	(8)
Real estate	(39,441)	6,244	45,685	—
Life insurance	4,791	5,382	591	12
Other	8,452	10,079	1,627	19

Subtotal	41,934	92,936	51,002	122

Overseas business segments
The Americas	1,332	7,601	6,269	471
Asia and Oceania	9,765	17,848	8,083	83
Europe	(736)	(1,252)	(516)	70

Subtotal	10,361	24,197	13,836	134

Total segment profit (loss)	52,295	117,133	64,838	124

Reconciliation of segment totals to consolidated amounts	(7,116)	(14,976)	(7,860)	111

Total consolidated income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥45,179	¥102,157	¥56,978	126

(1)	We believe transactions involving discontinued operations are part of our regular real estate operations and are therefore included in segment profits under segment information.

	As of March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment assets:
Business segments in Japan
Corporate financial services	¥1,893,422	¥1,806,686	¥(86,736)	(5)
Rental operations	144,397	147,231	2,834	2
Real estate-related finance	931,513	909,019	(22,494)	(2)
Real estate	303,838	309,558	5,720	2
Life insurance	579,805	582,473	2,668	1
Other	387,978	412,505	24,527	6

Subtotal	4,240,953	4,167,472	(73,481)	(2)

Overseas business segments
The Americas	618,148	472,595	(145,553)	(24)
Asia and Oceania	437,874	413,041	(24,833)	(6)
Europe	75,207	56,634	(18,573)	(25)

Subtotal	1,131,229	942,270	(188,959)	(17)

Total	5,372,182	5,109,742	(262,440)	(5)

Reconciliation of segment totals to consolidated amounts	(229,013)	(260,548)	(31,535)	14

Total consolidated operating assets	¥5,143,169	¥4,849,194	¥(293,975)	(6)

Business Segments in Japan

Corporate financial services

Automobile leasing operations continued to perform well during the fiscal year; however, profits were down 1%, to ¥43,787 million in fiscal 2004, compared to ¥44,158 million in the previous fiscal year, primarily as a result of fewer gains from securitization. Corporate financial services-related assets were down 5% due primarily to the transfer of investment in certain loans and direct financing leases to the life insurance segment.

Profits in the corporate financial services segment have remained stable in recent years after the exclusion of income from securitization. The balance of direct financing leases has generally been on a declining trend, excluding the impact of any major acquisitions, due to our continued emphasis on profitability over asset growth. We made no major acquisitions in fiscal 2004.

In contrast to this decline in direct financing leases, we have seen growth in automobile maintenance leases. We believe our automobile maintenance leases offer customers a cost effective way of outsourcing their vehicle maintenance needs and we believe that because of this, we have seen an increase in such outsourcing needs in recent years. In corporate lending, we are responding to a greater range of business funding needs. We have, for example, been assisting customers in the streamlining of their balance sheets through accounts receivable securitizations and other means, and by providing funding for capital investment.

Automobile leasing operations now make up approximately 40% of segment profits, and we expect automobile leases to remain a strategic focus in the coming fiscal years.

The number of automobiles under lease has expanded at an average rate of 14% over the past five years and, as of the end of fiscal 2004, amounted to approximately 470,000 units. We remain focused on offering competitive, high-quality services by drawing on economies of scale in these activities.

In addition to our attempts to grow our automobile leasing operations, we have begun two projects aimed at reducing costs and improving the services we offer in this segment. The first project, which we began in

November 2002, is an attempt to integrate the so-called “back yard” function of our automobile leasing business. Pursuant to this project, we have been combining the vehicle procurement, maintenance and other administrative operations of automobile-related companies in the ORIX Group and are aiming for greater standardization and efficiency in operations.

The second project involves the concentration and integration of back-office functions formerly conducted by our sales and marketing units in charge of direct finance leases and corporate lending. In connection with this project, we have established a centralized administration facility in Osaka for the domestic market. The aim of this facility is to standardize our operational procedures and enhancing the productivity of back office operations.

Rental operations

Segment profits more than doubled to ¥9,342 million in fiscal 2004, compared to ¥4,402 million in fiscal 2003, due to improved profitability of our precision measuring and other equipment rental operations. The balance of segment assets increased 2%, to ¥147,231 million as of March 31, 2004, compared to March 31, 2003, due primarily to our acquisition of JAPAREN Co., Ltd., a car rental company.

The dominant contributors to earnings in this segment are precision measuring equipment and personal computer rentals. The principal customers for these rental services are the R&D and production divisions of large electronics manufacturers, railway companies and other companies.

Our rental operations benefited substantially from increased capital spending in information technology, or IT, in the late 1990s. We recorded a substantial increase in profits for the year ended March 31, 2001, but demand weakened for two consecutive years in fiscal 2002 and fiscal 2003. As a result of a lower rate of utilization of assets available for rent, and other factors, our profits declined over these periods. Segment profits for fiscal 2003 included a provision for doubtful receivables and probable loan losses of ¥2,431 million for certain investments in aircraft leasing that were booked in this segment. It appears to us that capital investments by customers in this segment are now on a recovery trend, and primarily as a result of an increase in the rate of utilization of rental equipment, profits grew in fiscal 2004.

The precision measuring equipment rentals business is a highly specialized niche business. In the past, most of our efforts have been concentrated on Japan, but as customers have shifted their R&D and production centers overseas, we have established segment-related offices outside Japan. Our first overseas operations began in Singapore in 1995, followed by Malaysia in 1996, and South Korea and the United Kingdom in 2001. While these operations are located overseas, we include them in this segment.

In addition to ORIX Rentec, this segment also includes the automobile rental operations of ORIX Rent-A-Car. In October 2003, we acquired an automobile rental company, JAPAREN, and have strengthened our position as the second largest automobile rental company in Japan, with approximately 43,000 vehicles. Our automobile rental operations are gradually being integrated into our automobile leasing operations to create a seamless product mix that we believe will be able to meet customer needs for both long-term leases and short-term rentals.

Real estate-related finance

The real estate-related finance segment saw continued, strong contributions from consumer housing loans and corporate loans, including non-recourse loans, while our loan servicing operations also made contributions. However, primarily as a result of our recording of ¥3,174 million in gains from the listing and sale of shares in a REIT in fiscal 2003, our profits in this segment decreased by 8%, to ¥18,102 million in fiscal 2004, from ¥19,572 million in fiscal 2003. Segment assets declined 2%, to ¥909,019 million, in fiscal 2004.

Earnings in this segment have improved substantially over the last few years due mainly to two simultaneous trends. The first is an improvement in asset quality, as we worked out the problem assets during the period after the burst of the economic bubble in Japan in the early 1990s, and the deflationary period that has continued to this day. For example, provisions for doubtful receivables and probable loan losses reached ¥29,014 million in 1998, but were only ¥6,870 million in fiscal 2004.

A second trend has been the contribution from new businesses. The market for real estate-related finance in Japan has undergone substantial changes since the latter part of the 1990s as a result of structural changes in the economy and deregulation, which has allowed a number of new forms of real estate-related financial transactions, including loan servicing of both performing and non-performing assets, non-recourse loans, and REITs. We believe we have been able to combine our expertise in both the financing and the developing, managing and operating of real estate to become a front-runner in these new areas.

While segment profits declined slightly in fiscal 2004, we believe this segment offers continued opportunities for growth. In particular, such areas as corporate finance, including non-recourse loans, our servicer business, and housing loan operations show strong potential as contributors to earnings. Competition in the non-recourse loan market has intensified, but the market for such loans has expanded beyond just office buildings to include commercial buildings, retail shops, hotels, warehouses and rental condominiums. Applications for such loans are, in our opinion, numerous, and we believe we can leverage our expertise to select profitable transactions within this growing market. We are also focusing more on our securitization and fee businesses to further expand these operations.

Real estate

Steady performance from condominium development and building maintenance, in addition to gains from the sale of office buildings under operating leases, contributed to real estate earnings. Segment profits in fiscal 2004 were ¥6,244 million compared to a loss of ¥39,441 million in fiscal 2003, primarily as a result of a decline in real estate asset write-downs. In fiscal 2003, we recorded ¥50,682 million in write-downs of certain real estate assets, whereas only ¥8,052 million of such write-downs were recorded in fiscal 2004. The balance of real estate assets as of March 31, 2004, increased 2%, to ¥309,558 million, compared to March 31, 2003 due primarily to an increase in assets associated with new condominium developments.

In recent years, some parts of the real estate business, for instance the development of residential condominiums and more recently building maintenance, have made positive contributions to our earnings in this segment. In addition, we made substantial gains on sales of office buildings and other real estate that we acquired in recent years, and that we renovated and resold. However, segment profitability was adversely affected by asset deflation in Japan that has continued for over ten years. We are required to record a write-down of a long-lived asset when the expected cash flow from the asset falls below our carrying value.

In our condominium business, we sold approximately 2,000 family-type units and about 1,000 studio-type units, mainly in the Tokyo region, during fiscal 2004. For the time being, our objective is to generate stable earnings by carefully selecting units that we handle and maintaining current volumes.

Our real estate resale business is growing as a result of the entry of new investors—including syndicators and investors in real estate investment trusts, or REITs, real estate funds, and other investment vehicles—and expansion in the scope of real estate investment. Going forward, we would like to direct our attention to this business while taking appropriate steps to control risk.

We entered the building maintenance business in 2001, and revenues have expanded from ¥6,673 million in fiscal 2002 to ¥17,705 million in fiscal 2004. We are planning to further expand our activities in this business, working closely with the sales and marketing staff in our corporate financial services and other segments.

To deal with the risk of declining values of the property portfolio in our real estate rental and operations businesses, we regularly review and realign this portfolio in an effort to increase profitability and to reduce downside risks.

Life insurance

Revenue from our life insurance business declined because of our continuing emphasis on selling high-margin insurance products which generally produce lower levels of revenues. Investment income also declined due to a decline in net gains from sale of securities. Along with the decline in revenues, life insurance costs for policy reserves and related expenses also declined, resulting in an increase in segment profits to ¥5,382 million in fiscal 2004, from ¥4,791 million in fiscal 2003. The balance of segment assets as of March 31, 2004 was flat at ¥582,473 million compared to March 31, 2003.

We have made major changes in our sales and asset management policies in this segment over the last few years. First, our strategy has focused on selling term life, cancer and medical insurance products, which are generally more profitable, but generally provide lower levels of revenue than some of the insurance products we have sold in the past. Second, our asset management has focused on reducing the amount of fixed income securities in our investment portfolio and increasing loans and other assets in an effort to reduce losses in the event of a rise in interest rates. We believe we have made progress in this area as well, with fixed income securities making up 96% of investments in our life insurance segment as of March 31, 2001, but only 33% as of March 31, 2004. We have replaced these securities with installment loans and other assets that generally offer higher returns than fixed income securities and greater flexibility in the event of a rise in interest rates.

The two main strategies in our life insurance segment are: (i) to seek improved profitability through product and operating asset mix; and (ii) to strengthen our marketing efforts.

With regard to the second strategy, we are trying to develop new channels to expand sales of life insurance. Most of our life insurance products at present are sold to corporate customers through agents, including the sales and marketing staff in our corporate financial services segment. ORIX Direct, which was Japan’s first life insurance offered through direct channels, uses media such as newspaper advertisements, the Internet and other direct channels in an attempt to maintain lower administration expenses, such as agent fees and marketing office expenses which are typically incurred in traditional agency-based businesses. In an attempt to increase both direct and agency sales, we have been broadcasting television commercials in the Kansai region (around Osaka) over the last few years. We believe these efforts were quite successful in attracting new customers, and as a result of this success, we began to broadcast commercials in the Kanto region (around Tokyo) in May 2004 in an effort to further expand our customer base.

Other

In fiscal 2004, our consumer card loan operations continued to contribute to segment earnings, while our securities brokerage business expanded, benefiting primarily from improvements in the Japanese stock markets. Additionally, both of our venture capital operations and equity method affiliates to segment earnings in fiscal 2004 compared to fiscal 2003. As a result, segment profits rose to ¥10,079 million in fiscal 2004, compared to ¥8,452 million in fiscal 2003.

Due to the varied nature of the businesses in this segment, the trends are dependent on a variety of factors. In the last few years, increased contributions from our consumer card loan operations and our venture capital and other investments have contributed to segment earnings. This segment also includes such investments as Fuji Fire and Marine Insurance, an equity method affiliate, in which we made an investment in March 2002.

As a result of the deterioration of credit quality in the consumer finance industry over the past two years against the background of increased personal bankruptcies, we have been cautious about expanding segment assets and have been tightening our credit approval standards. As a result of restraints on new lending, the balance of our consumer card loans fell from ¥271,636 million as of March 31, 2003 to ¥247,598 million as of March 31, 2004. We plan to enhance our focus on segment asset quality by monitoring loans more carefully and move forward continuously.

Venture capital and other investments benefited from a strong stock market in the fiscal 2004, and the contribution from these investments in fiscal 2004 heavily correlated with the overall market environment.

In our corporate rehabilitation business, we plan to continue to make equity investments in businesses that have entered bankruptcy or that are undergoing restructuring. We hope to generate earnings through the eventual sale of our equity interests by working to revitalize the operations and enhance the corporate value of these entities. The investments we have made so far include Minami Sports, a sports goods distributor, Footwork Express, a logistics company, and Foods Net, a sushi chain operator.

Overseas Business Segments

The Americas

Segment profits improved to ¥7,601 million in fiscal 2004, compared to ¥1,332 million in fiscal 2003, due largely to fewer write-downs of securities and lower provisions for doubtful receivables and probable loan losses.

Contributions from the Americas segment to consolidated performance appears to us to have bottomed out during the year ended March 31, 2002 and appears to be on a recovery trend. Provisions for probable loan losses in our leasing business and valuation losses on high-yield bond investments were the main reasons for weakness in segment performance in fiscal 2002 and 2003. The improvement in fiscal 2004 was due largely to declines in these provision and valuation loss items compared with fiscal 2003.

We believe this segment is important for the development of our global operations. The majority of our overseas assets are allocated to the Americas segment and we believe the United States is one of the most advanced financial markets in the world. We have realigned our existing operations in the Americas segment into three principal divisions – namely, the corporate finance, leasing and real estate divisions – and other businesses in our existing operations in the Americas segment under a single holding company, ORIX USA Corporation, or OUC.

Our Corporate Finance Division is engaged in responding to customer needs for corporate borrowings, big-ticket lease financing and other services that address their funding needs. This division also invests in marketable bonds and loan assets. The Leasing Division provides mainly equipment financing. The Real Estate Division pro-vides loans secured by commercial real estate and servicing for CMBS and other financial instruments while investing in CMBS and other real estate linked securities. Its operations also include the development and management of commercial real estate.

In addition to the consolidated subsidiaries listed, Stockton Holdings Limited, or SHL, in which ORIX has a 29% equity interest, is accounted for by the equity method. In recent years, this entity has been an important contributor to earnings in this segment.

Asia and Oceania

Contributions from automobile leasing and corporate lending of a number of companies in the region, in addition to an increase in equity in net income of affiliates from Korea Life Insurance Co., Ltd., or KLI, resulted in a rise in segment profits to ¥17,848 million in fiscal 2004, compared to ¥9,765 million in fiscal 2003.

Starting with the establishment of our first overseas office in Hong Kong in 1971, we have expanded throughout Asia and Oceania mainly by forming joint ventures to establish leasing companies together with local companies in each respective country. Our operations in the region were adversely affected in the wake of the Asian Currency Crisis in 1997, and we recorded losses in the segment in the fiscal years ended March 31, 1998 and 1999. Since that time, however, we have seen a gradual recovery of operations throughout the region. In recent years in particular, automobile leasing and corporate loans have become major contributors to earnings. In addition, with the investment in KLI we have seen a substantial increase in profits over the last two fiscal years.

Our business activities in Asia and Oceania are spread over 17 countries. Most of our local subsidiaries in the region are showing signs of recovery in performance, and we plan to move forward with the development of these operations.

One area of strategic focus is automobile leasing and we are attempting to leverage the very successful business model for automobile maintenance leasing that we developed in Japan. We now have automobile leasing operations in 16 countries outside of Japan, many of which are in the Asia and Oceania segment. The most recent development in this regard was the establishment of ORIX Auto Leasing Korea, or OALK, in South Korea in February 2004.

Europe

We recorded a Europe segment loss of ¥1,252 million in fiscal 2004, compared to a loss of ¥736 million in fiscal 2003, due largely to the recording of losses on certain equity method investments.

The Europe segment has become a smaller portion of our overseas activities as we have reduced our exposure to the region against the backdrop of fewer business opportunities. About 60% of the assets of this segment are operating leases for aircraft, but since we are not undertaking new investments in this area, the balance of assets is declining along with the depreciation of these aircraft.

In the previous fiscal year, we restructured a company that had equity investments in small and medium-sized companies in the United Kingdom and are seeking new business opportunities there. We also reduced the size of some other operations. Our present strategy calls for improving the profitability of our existing segment operations, while looking for selective opportunities as they arise, but we do not currently anticipate a rapid expansion.

YEAR ENDED MARCH 31, 2003 COMPARED TO YEAR ENDED MARCH 31, 2002

Performance Summary

Income Statement Data

	Year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Income statement data:
Total revenues	¥657,294	¥681,820	¥24,526	4
Total expenses	584,658	644,846	60,188	10
Operating income	72,636	36,974	(35,662)	(49)
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	72,306	45,179	(27,127)	(38)
Net income	40,269	30,243	(10,026)	(25)

Total Revenues

	Year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total revenues:
Direct financing leases	¥121,914	¥122,928	¥1,014	1
Operating leases	118,954	122,526	3,572	3
Interest on loans and investment securities	121,962	131,590	9,628	8
Brokerage commissions and net gains on investment securities	18,367	10,857	(7,510)	(41)
Life insurance premiums and related investment income	152,333	138,511	(13,822)	(9)
Residential condominium sales	58,078	71,165	13,087	23
Gains on sales of real estate under operating leases	685	3,257	2,572	375
Interest income on deposits	1,374	526	(848)	(62)
Other operating revenues	63,627	80,460	16,833	26

Total	¥657,294	¥681,820	¥24,526	4

Total revenues for fiscal 2003 increased by 4% compared with fiscal 2002. While life insurance premiums and related investment income decreased, interest on loans and investment securities, residential condominium sales, and other operating revenues contributed to overall revenue growth.

Total Expenses

	Year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total expenses:
Interest expense	¥90,279	¥71,846	¥(18,433)	(20)
Depreciation—operating leases	76,681	79,993	3,312	4
Life insurance costs	139,786	125,684	(14,102)	(10)
Costs of residential condominium sales	49,517	60,769	11,252	23
Other operating expenses	29,614	41,359	11,745	40
Selling, general and administrative expenses	126,316	144,271	17,955	14
Provision for doubtful receivables and probable loan losses	51,367	54,706	3,339	7
Write-downs of long-lived assets	2,716	50,682	47,966	1766
Write-downs of securities	19,742	14,325	(5,417)	(27)
Foreign currency transaction loss (gain), net	(1,360)	1,211	2,571	—

Total	¥584,658	¥644,846	¥60,188	10

Total expenses in fiscal 2003 increased by 10%. Interest expense decreased due mainly to declines in market interest rates and debt levels, particularly overseas. Operating lease depreciation expense increased, primarily due to an increase in the average balance of assets, but life insurance costs declined in line with lower revenues. Costs of residential condominium sales and other operating expenses increased, corresponding to increased revenues from residential condominium sales and other operating revenues. Selling, general and administrative expenses increased primarily as a result of an increase in the number companies we consolidate as well as increased advertising and administrative costs associated with an increase in retail businesses. We also increased the provision for doubtful receivables and probable loan losses by 7%. We made a provision of approximately ¥5,300 million due to concerns of bankruptcy in the airline industry, particularly in North America. We also substantially increased write-downs of long-lived assets, which totaled ¥50,682 million in fiscal 2003 compared to ¥2,716 million in fiscal 2002. Write-downs included those in connection with golf courses and other properties including office buildings, rental condominiums, hotels and corporate dormitories. The write-downs of long-lived assets was primarily due to continued and significant declines in the values of these assets amid continued asset deflation in Japan and an uncertain global economic environment.

Operating Income, Income Before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes and Net Income

Operating income for fiscal 2003 decreased 49% to ¥36,974 million, primarily due to the recording of a large amount of write-downs of long-lived assets. Nevertheless, income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes decreased by only 38%, to ¥45,179 million, in fiscal 2003 due to a ¥6,203 million gain in equity in net income of affiliates and a ¥2,002 million gain on sales of affiliates.

Despite the 38% decrease in fiscal 2003 in income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes, net income decreased by only 25%, to ¥30,243 million, in fiscal 2003. As of April 1, 2002, we changed our method of accounting for unamortized deferred credits and goodwill resulting from prior business combinations and equity investments in accordance with FASB Statement No. 142, “Goodwill and other intangible assets.” The cumulative effect of this change in accounting principle relating to acquisitions up to and including fiscal 2002 increased net income by ¥1,937 million in fiscal 2003. Net income was also increased by an extraordinary gain of ¥3,214 million in fiscal 2003 due to an excess of proportionate fair value of net assets over purchase price for the investment we made in Fuji Fire and Marine in fiscal 2002. See “Item 4. Information on the Company—Capital Expenditures and Major M&A Activities.” Basic and diluted earnings per share in fiscal 2003 were ¥361.44 and ¥340.95, respectively, compared to ¥489.19 and ¥467.11 in fiscal 2002.

Operating Assets

	As of March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating assets:
Investment in direct financing leases	¥1,658,669	¥1,572,308	¥(86,361)	(5)
Installment loans	2,273,280	2,288,039	14,759	1
Investment in operating leases	474,491	529,044	54,553	11
Investment in securities	861,336	677,435	(183,901)	(21)
Other operating assets	245,897	76,343	(169,554)	(69)

Total operating assets	5,513,673	5,143,169	(370,504)	(7)

Other assets	836,546	787,898	(48,648)	(6)

Total assets	¥6,350,219	¥5,931,067	¥(419,152)	(7)

Operating assets decreased by 7%, to ¥5,143,169 million, in fiscal 2003 primarily due to the following four factors:

•	ORIX Life Insurance sold off some of its investment securities as part of its portfolio management;

•	we reduced our other operating assets by selling shares in a REIT to the public;

•	we securitized some lease and loan assets; and

•	the appreciation of the yen of approximately 10% against the dollar which resulted in a drop in the yen value of overseas assets.

The table below sets forth the volume of new assets for the years ended March 31, 2002 and March 31, 2003.

	Year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Volume of new assets:
Direct financing leases: new receivables added	¥1,083,070	¥1,000,896	¥(82,174)	(8)
Direct financing leases: new equipment acquisitions	980,379	895,848	(84,531)	(9)
Installment loans: new loans added	1,340,400	1,268,170	(72,230)	(5)
Operating leases: new equipment acquisitions	146,203	173,567	27,364	19
Investment in securities: new securities added	348,347	231,294	(117,053)	(34)
Other operating transactions: new assets added	204,121	116,736	(87,385)	(43)

Details of Operating Results

The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information.

Revenues, New Business Volumes and Operating Assets

Direct financing leases

	As of and for the year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥121,914	¥122,928	¥1,014	1
Japan	84,151	91,443	7,292	9
Overseas	37,763	31,485	(6,278)	(17)
New receivables added	¥1,083,070	¥1,000,896	¥(82,174)	(8)
Japan	877,969	758,786	(119,183)	(14)
Overseas	205,101	242,110	37,009	18
New equipment acquisitions	¥980,379	¥895,848	¥(84,531)	(9)
Japan	798,712	675,563	(123,149)	(15)
Overseas	181,667	220,285	38,618	21
Investment in direct financing leases	¥1,658,669	¥1,572,308	¥(86,361)	(5)
Japan	1,255,537	1,237,141	(18,396)	(1)
Overseas	403,132	335,167	(67,965)	(17)

Revenues from direct financing leases were ¥122,928 million for fiscal 2003. Revenues from Japanese operations increased 9%, due largely to continued strong performance of automobile leasing. As companies have increasingly outsourced the maintenance of their automobile fleets or reduced debt by selling fleets to us and then leasing them back, we have been able to expand our automobile leasing operations in Japan. In addition, contributions from companies and assets acquired during fiscal 2002, including IFCO, and during fiscal 2003, including Nittetsu Lease, contributed to revenue growth in fiscal 2003. The higher revenues in Japan were mostly offset by a decline of 17% in revenues from overseas operations, due primarily to declines in revenues from the United States, where our subsidiary ORIX Financial Services has reduced its leasing assets as part of a reorganization of its operations. For details of this reorganization see “Segment Information—The Americas.”

The average interest rate on direct financing leases in Japan, calculated on the basis of quarterly balances, in fiscal 2003 was 6.17% compared to 5.98% in fiscal 2002, due primarily to an increased portion of revenues from automobile leases which, due to the greater specialization required for automobile fleet maintenance that generally allows us to obtain higher returns, normally bear higher returns than general equipment leases. The average interest rate on overseas direct financing leases, calculated on the basis of quarterly balances, decreased to 8.67% in fiscal 2003 from 8.96% in fiscal 2002, due primarily to lower interest rates in the United States.

New receivables added related to direct financing leases decreased 8% in fiscal 2003 due to lower purchases of third party assets. In particular, the acquisition of IFCO in September 2001 added approximately ¥250 billion in new business volumes in fiscal 2002, whereas the only substantial acquisition in fiscal 2003 was Nittetsu Lease which added approximately ¥110 billion of new business volumes. New receivables added from Japanese operations decreased by 14% in fiscal 2003 due to the smaller amount of asset purchases described above. New receivables added from overseas operations increased by 18% in fiscal 2003 due primarily to contributions from subsidiaries in Asia and Oceania where we are strategically attempting to utilize the expertise we have gained in automobile leasing in Japan to expand our automobile leasing operations. The volumes for new equipment acquisitions also decreased for the same reasons as described above for new receivables added.

Investment in direct financing leases decreased 5% in fiscal 2003. Assets in Japan decreased 1%, due primarily to the securitization of direct financing leases, while overseas assets decreased 17% due primarily to the appreciation of the yen of approximately 10%, the decline in leasing assets at ORIX Financial Services in the United States, and the securitization of direct financing leases.

As of March 31, 2003, no single lessee represented more than 1% of our total portfolio of direct finance leases. As of March 31, 2003, approximately 79% of our direct financing leases were to lessees located in Japan, and approximately 21% of our direct financing leases were to lessees located overseas, of which 12% were to lessees located in the United States.

	As of March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in direct financing leases by category:
Information-related and office equipment	¥262,524	¥239,853	¥(22,671)	(9)
Industrial equipment	286,942	271,471	(15,471)	(5)
Commercial services equipment	186,115	181,741	(4,374)	(2)
Transportation equipment	603,843	516,646	(87,197)	(14)
Other equipment	319,245	362,597	43,352	14

Total	¥1,658,669	¥1,572,308	¥(86,361)	(5)

Investment in direct financing leases of information-related and office equipment decreased 9% in fiscal 2003, due primarily to securitization in Japan.

Investment in direct financing leases of industrial equipment decreased 5% in fiscal 2003, largely due to declines in assets at ORIX Financial Services in the United States.

Investment in direct financing leases of transportation equipment decreased 14% in fiscal 2003, due primarily to the securitization of automobile leases in Japan and declines in assets at ORIX Financial Services in the United States.

Investment in direct financing leases of other equipment, which includes a wide range of medical and telecommunications equipment, increased 14% in fiscal 2003. This increase was due primarily to the increase of telecommunications equipment in Japan.

Balances for investment in direct financing leases in the tables above do not include securitized lease assets. However, gains from securitization are included in direct financing lease revenues. During fiscal 2003, we securitized ¥150,956 million of direct financing lease assets (¥134,416 million in Japan and ¥16,540 million overseas) that were treated as off-balance sheet assets and during fiscal 2002, we securitized ¥202,767 million of direct financing lease assets (¥188,853 million in Japan and ¥13,914 million overseas). If securitized assets are included, the total balance of investment in direct financing lease assets would be ¥1,897,391 million as of March 31, 2003 and ¥2,033,818 million as of March 31, 2002. The balance of direct financing lease assets treated as off-balance sheet assets amounted to ¥325,083 million as of March 31, 2003 and ¥375,149 million as of March 31, 2002. Gains from the securitization of these assets of ¥3,205 million were included in direct financing lease revenues for fiscal 2003 and ¥6,159 million for fiscal 2002.

Asset quality of our direct financing leases

	As of March 31,
	2001	2002	2003
	(In millions of yen, except percentage data)
Past due direct financing leases and allowances for direct financing leases:
90+ days past due direct financing leases	¥53,515	¥67,924	¥47,825
90+ days past due direct financing leases as a percentage of the balance of investment in direct financing leases	3.23%	4.10%	3.04%
Provisions as a percentage of average balance of investment in direct financing leases (1)	1.31%	1.29%	1.04%
Allowance for direct financing leases	¥40,885	¥50,837	¥42,588
Allowance for direct financing leases as a percentage of the balance of 90+ days past due direct financing leases	76.40%	74.84%	89.05%
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	2.47%	3.06%	2.71%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

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

The ratio of charge-offs as a percentage of the balance of the investment in direct financing leases was 1.55%, 1.24% and 1.20% for fiscal 2003, 2002 and 2001, respectively.

Operating leases

	As of and for the year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥118,954	¥122,526	¥3,572	3
Japan	86,159	85,665	(494)	(1)
Overseas	32,795	36,861	4,066	12
New equipment acquisitions	¥146,203	¥173,567	¥27,364	19
Japan	116,933	143,000	26,067	22
Overseas	29,270	30,567	1,297	4
Investment in operating leases	¥474,491	¥529,044	¥54,553	11
Japan	338,719	369,489	30,770	9
Overseas	135,772	159,555	23,783	18

Revenues from operating leases increased by 3% in fiscal 2003 primarily due to growth in overseas revenues. Revenues were flat in Japan, while they rose 12%, or ¥4,066 million, overseas, of which an increase of ¥4,306 million was due to including the operating results of certain real estate partnerships in the United States on a gross basis in the statement of income for fiscal 2003, whereas they had previously been recorded net in other operating revenues. In addition, the expansion of automobile operating leases in Asia and Oceania contributed to the increase. In fiscal 2003 and 2002, gains from the disposition of operating lease assets other than real estate were ¥4,424 million and ¥2,782 million, respectively, and these amounts are included in revenues from operating leases.

New equipment acquisitions of operating leases increased by 19%, to ¥173,567 million, in fiscal 2003 reflecting the acquisition of KDDI Development in Japan, which added approximately ¥33,000 million to new equipment acquisitions, and increased automobile operating leases in Asia and Oceania.

Investment in operating leases grew by 11% in fiscal 2003, reflecting an increase in real estate leases due to the acquisition of KDDI Development. Although the appreciation of the yen and the sale of some aircraft reduced some types of overseas investment in operating leases, the real estate partnerships in the United States referred to above were recorded on a gross basis in the balance sheet as of March 31, 2003, contributing ¥47,937 million, whereas they had previously been recorded on a net basis in advances. As a result, investment in operating leases overseas increased 18%, or ¥23,783 million, in fiscal 2003 compared with fiscal 2002.

	As of March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥187,605	¥174,893	¥(12,712)	(7)
Measuring equipment and personal computers	71,527	70,988	(539)	(1)
Real estate and other	215,359	283,163	67,804	31

Total	¥474,491	¥529,044	¥54,553	11

Transportation equipment declined in fiscal 2003 due primarily to the sale of some aircraft and the appreciation of the yen, with respect to our overseas transportation equipment-related assets, while investment in real estate operating leases increased due to the recording of investments in partnerships in the United States on a gross basis and the acquisition of KDDI Development.

Installment loans and investment securities

Installment loans

	As of and for the year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Interest on installment loans	¥99,732	¥115,610	¥15,878	16
Japan	70,135	89,068	18,933	27
Overseas	29,597	26,542	(3,055)	(10)
New loans added	¥1,340,400	¥1,268,170	¥(72,230)	(5)
Japan	1,144,667	1,100,887	(43,780)	(4)
Overseas	195,733	167,283	(28,450)	(15)
Installment loans	¥2,273,280	¥2,288,039	¥14,759	1
Japan	1,840,289	1,954,640	114,351	6
Overseas	432,991	333,399	(99,592)	(23)

Interest on installment loans increased by 16% in fiscal 2003. Interest on installment loans in Japan increased by 27% in fiscal 2003 due primarily to a higher average interest rate, increased average balances of consumer card loans, housing loans and corporate loans and gains from securitization of loan receivables, while interest on overseas installment loans decreased by 10% in fiscal 2003 as a result of a lower average balance of investments and lower prevailing interest rates.

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

New loans added decreased by 5% in fiscal 2003. New loans added in Japan decreased by 4% as we made fewer acquisitions than in fiscal 2002, while new loans added overseas decreased by 15%, due largely to a decrease in lending in the United States as fewer investments were made against the backdrop of a weak US economy.

Our balance of installment loans remained relatively stable. However, the balance of installment loans for borrowers in Japan increased by 6% due primarily to growth in loans to corporate customers, while the balance of installment loans for overseas borrowers decreased by 23% as a result of the appreciation of the yen against the dollar, the sale of certain loan assets and a decline in the amount of new loans added.

As of March 31, 2003, 85% of our installment loans were to borrowers in Japan and approximately 8% were to borrowers in the United States.

The table below sets forth the balances as of March 31, 2002 and 2003 of our installment loans to borrowers in Japan and overseas, categorized in the case of borrowers in Japan, by type of consumer or corporate loan. As of March 31, 2003, ¥219,555 million, or 10%, of installment loans to corporate borrowers in Japan was held in connection with our life insurance operations.

	As of March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥557,461	¥531,904	¥(25,557)	(5)
Card loans	230,358	271,636	41,278	18
Other	44,829	32,668	(12,161)	(27)

Subtotal	832,648	836,208	3,560	0

Corporate borrowers in Japan
Real estate-related companies	278,367	276,332	(2,035)	(1)
Commercial and industrial companies	708,031	821,992	113,961	16

Subtotal	986,398	1,098,324	111,926	11

Total (Japan)	1,819,046	1,934,532	115,486	6

Overseas corporate, industrial and other borrowers	432,771	333,313	(99,458)	(23)
Loan origination costs, net	21,463	20,194	(1,269)	(6)

Total	¥2,273,280	¥2,288,039	¥14,759	1

As of March 31, 2003, over 10% of all installment loans were to borrowers in the real estate-related and construction industry and the entertainment industry, which are included in loans to corporate borrowers in Japan. As of March 31, 2003, we had installment loans outstanding in the amount of ¥327,697 million, or 14% of an installment loans, to real estate-related companies and construction companies. Of these loans, ¥44,883 million, or 2%, were classified as nonperforming loans in accordance with FASB Statement No. 114. We allocated allowance of ¥20,394 million to these nonperforming loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral. As of March 31, 2003, we had installment loans outstanding in the amount of ¥249,699 million, representing 11% of total installment loans, to companies in the entertainment industry. Of those, ¥10,793 million, or 0.5%, were classified as nonperforming loans in accordance with FASB Statement No. 114. We allocated allowance of ¥2,541 million to these nonperforming loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral.

The balance of loans to consumer borrowers in Japan as of March 31, 2002 and 2003 remained relatively flat. Card loans increased by 18% in fiscal 2003, due primarily to a strong demand for loans provided by ORIX Credit. However, a 5% decrease in housing loans and a 27% decrease in other consumer loans in Japan offset the increase in card loans. The decrease in housing loans was due primarily to securitization. Other consumer loans in Japan decreased largely because of fewer loans to customers in connection with our securities brokerage business as the weak stock market in Japan resulted in a lower demand for loans for margin purchases.

The balance of loans to corporate borrowers in Japan increased by 11% in fiscal 2003. The majority of the increase was due to a 16% increase in loans to corporate and industrial companies, which in turn was due to strong demand for non-recourse and other commercial loans in Japan. We believe the demand for such loans stems from a number of factors, which include our ability to provide a variety of financial structures to meet various customer needs, reduced lending by certain financial institutions due to declining asset quality and credit adequacy and other financial problems, and our extensive corporate network that allows us to access a large number of potential clients.

The balance of loans to overseas corporate, industrial and other borrowers decreased by 23% in fiscal 2003. This decrease was due primarily to the appreciation of the yen against the dollar, which caused about half of the decline, as well as sales of certain loan assets and fewer loans added.

Balances of installment loans in the tables above do not include securitized assets. However, the amount of interest on installment loans includes gains from the securitization of installment loans. In fiscal 2003, we securitized ¥78,674 million in installment loans, which were treated as off-balance sheet assets, and ¥46,062 million in fiscal 2002. If securitized loans are included, the total balance of installment loans would be ¥2,425,906 million as of March 31, 2003 and ¥2,349,242 million as of March 31, 2002. The balance of installment loans treated as off-balance sheet assets amounted to ¥137,867 million as of March 31, 2003 and ¥75,962 million as of March 31, 2002. Gains from the securitization of loans of ¥6,444 million were included in interest on installment loans in fiscal 2003 and ¥3,076 million in fiscal 2002.

Asset quality of our installment loans

	As of and for the year ended March 31,
	2001	2002	2003
	(In millions of yen)
Loans considered impaired in accordance with FASB Statement No. 114:
Impaired loans	¥120,090	¥113,000	¥97,278
Impaired loans requiring a valuation allowance	73,636	71,802	63,975
Valuation allowance (1)	47,037	45,862	36,073

(1)	The valuation allowance for each period is the required valuation allowance less the value of the collateral from impaired loans, calculated in accordance with FASB Statement No. 114.

In fiscal 2003, a charge-off of impaired loans amounting to ¥23,676 million resulted in a decrease in the outstanding balances of impaired loans as of March 31, 2003 compared to the balance as of March 31, 2002, in which a charge-off of impaired loans amounted to ¥8,475 million.

The table below sets forth the outstanding balances of impaired loans by region and type of borrowers. Consumer loans in Japan primarily consist of loans secured by stock or golf club memberships.

	As of March 31,
	2001	2002	2003
	(In millions of yen)
Impaired loans:
Consumer borrowers in Japan	¥625	¥2,193	¥965

Subtotal	625	2,193	965

Corporate borrowers in Japan
Real estate-related companies	48,527	40,184	27,508
Commercial and industrial companies	59,288	58,338	59,578

Subtotal	107,815	98,522	87,086

Overseas corporate, industrial and other borrowers	11,650	12,285	9,227

Total	¥120,090	¥113,000	¥97,278

The table below sets forth information as to past due loans and allowance for installment loans, excluding amounts covered by FASB Statement No. 114. Average balances are calculated on the basis of fiscal quarter-end balances.

	As of March 31,
	2001	2002	2003
	(In millions of yen, except percentage data)
Past due loans and allowance for installment loans:
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

The balance of 90+ days past due loans not covered by FASB Statement No. 114 declined by 18% in fiscal 2003, principally due to charge-offs of ¥27,443 million.

	As of March 31,
	2001	2002	2003
	(In millions of yen)
90+ days past due loans not covered by FASB Statement No. 114:
Consumer borrowers in Japan
Housing loans	¥60,316	¥53,577	¥49,098
Card loans and other	14,832	9,585	6,963
Corporate borrowers in Japan
Real estate-related companies	808	195	390
Commercial and industrial companies	2,050	2,192	1,414
Overseas corporate, industrial and other borrowers	6,821	8,650	2,722

Total	¥84,827	¥74,199	¥60,587

We believe that the level of the allowance as of March 31, 2003 was adequate because:

•	we expect to recover a portion of outstanding balances for 90+ days past due loans not covered by FASB Statement No. 114 primarily because most 90+ days past due loans are housing loans, which are generally made to a diverse group of individuals, whom we believe generally have a higher credit rating than the population at-large, and generally secured by first mortgages; and

•	the allowance for probable loan losses on loans not covered by FASB Statement No. 114, as a percentage of the balance of 90+ days past due loans not covered by FASB Statement No. 114, was 90% as of March 31, 2003.

The ratio of charge-offs as a percentage of the balance of installment loans was 0.86%, 1.00% and 1.24% for fiscal 2001, 2002 and 2003, respectively.

Investment securities

Investment of the reserves in our life insurance operations accounted for approximately 50% of our total investment in securities as of March 31, 2003. Our portfolio included investments by our US operations in high yield debt securities with a balance of ¥31,722 million and in commercial mortgage-backed securities with a balance of ¥111,863 million as of March 31, 2003.

	As of March 31, 2002
	Life insurance	Other operations	Total
	(In millions of yen)
Investment securities:
Fixed income securities	¥433,463	¥242,956	¥676,419
Marketable equity securities	73	53,448	53,521
Other securities	23,596	107,800	131,396

Total	¥457,132	¥404,204	¥861,336

	As of March 31, 2003
	Life insurance	Other operations	Total
	(In millions of yen)
Investment securities:
Fixed income securities	¥314,465	¥194,578	¥509,043
Marketable equity securities	550	35,269	35,819
Other securities	26,885	105,688	132,573

Total	¥341,900	¥335,535	¥677,435

The balance of our investments in securities other than in connection with our life insurance operations decreased to ¥335,535 million as of March 31, 2003 from ¥404,204 million as of March 31, 2002, primarily reflecting declines in the Japanese stock market and the appreciation of the yen against the dollar.

	As of and for the year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment securities:
Interest on investment securities	¥22,230	¥15,980	¥(6,250)	(28)
Japan	3,533	866	(2,667)	(75)
Overseas	18,697	15,114	(3,583)	(19)
New securities added	¥348,347	¥231,294	¥(117,053)	(34)
Japan	304,248	214,477	(89,771)	(30)
Overseas	44,099	16,817	(27,282)	(62)
Investment in securities	¥861,336	¥677,435	¥(183,901)	(21)
Japan	651,702	497,829	(153,873)	(24)
Overseas	209,634	179,606	(30,028)	(14)

Interest on investment securities other than those held in connection with our life insurance operations decreased 28% in fiscal 2003, due to a decrease in the balance of investment in securities and lower interest rates both in Japan and overseas. The average interest rate earned on investment securities in Japan, calculated on the basis of quarterly balances, decreased to 1.61% in fiscal 2003 from 2.31% in fiscal 2002, primarily due to declines in market interest rates in Japan. The average interest rate earned on overseas investment securities, calculated on the basis of quarterly balances, decreased to 8.94% in fiscal 2003 from 9.41% in fiscal 2002, primarily due to declines in the market interest rates in the United States.

New securities added decreased by 34% in fiscal 2003. New securities added in Japan decreased by 30% due mainly to fewer new securities added by ORIX Life Insurance and new securities added overseas decreased 62% due primarily to a decline in new investments in commercial mortgage-backed securities in the United States.

The balance of our investment in securities in fiscal 2003 decreased by 21% compared to March 31, 2002. The balance of our investment in securities in Japan decreased by 24% due primarily to a reduction of securities held by ORIX Life Insurance, and the balance of our investment in securities overseas decreased by 14% due primarily to the appreciation of the yen and the write-downs of securities.

	As of March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥879	¥12,154	¥11,275	1283
Available-for-sale securities	718,919	537,888	(181,031)	(25)
Held-to-maturity securities	16,008	10,638	(5,370)	(34)
Other securities	125,530	116,755	(8,775)	(7)

Total	¥861,336	¥677,435	¥(183,901)	(21)

In past years, we mainly invested in US corporate bonds purchased in the primary markets and income was mostly realized from interest. However, we began to purchase bonds we believe are undervalued in the secondary markets to realize gains from sales. This shift in strategy increased investments in trading securities by 1,283% in fiscal 2003. Investments in available-for-sale securities and held-to-maturity securities decreased by 25% and 34%, respectively, in fiscal 2003 mainly due to the reduction in securities held by ORIX Life Insurance.

The above table does not include securitized assets. If securitized assets were included, the total balance of investment in securities would be ¥722,913 million as of March 31, 2003 and ¥913,011 million as of March 31, 2002. Securities treated as off-balance sheet assets were ¥45,478 million as of March 31, 2003 and ¥51,675 million as of March 31, 2002. No securities were securitized in fiscal 2003 or 2002.

Brokerage commissions and net gains on investment securities

	Year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Brokerage commissions and net gains on investment securities:
Brokerage commissions	¥2,940	¥2,400	¥(540)	(18)
Net gains on investment securities	15,427	8,457	(6,970)	(45)

Total	¥18,367	¥10,857	¥(7,510)	(41)

Brokerage commissions and net gains on investment securities decreased by 41% in fiscal 2003. Reflecting lower trading volumes in Japan, our brokerage commissions from ORIX Securities decreased by 18% and net gains on investment securities decreased by 45% for fiscal 2003, due primarily to fewer net gains on investment securities in Japan as a result of declines in the Japanese stock market.

As of March 31, 2003, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥20,845 million, compared to ¥41,992 million as of March 31, 2002. As of March 31, 2003, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥11,694 million, compared to ¥16,369 million as of March 31, 2002. These unrealized gains decreased primarily due to declines in the Japanese stock market and the sale of securities. Gross unrealized losses declined primarily due to write-downs of securities and the sale of securities.

Life insurance premiums and related investment income

	Year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Life insurance premiums and related investment income:
Life insurance premiums	¥135,479	¥122,963	¥(12,516)	(9)
Life insurance-related investment income	16,854	15,548	(1,306)	(8)

Total	¥152,333	¥138,511	¥(13,822)	(9)

Life insurance premiums and related investment income decreased by 9% in fiscal 2003 compared to fiscal 2002. Life insurance premiums of ORIX Life Insurance decreased by 9% in fiscal 2003 due primarily to a continued focus on sales of more profitable life insurance products which generally produce lower levels of revenues. Life insurance-related investment income decreased 8% in fiscal 2003 due to lower net gains from the sale of securities.

	Year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investments by ORIX Life Insurance:
Fixed income securities	¥433,463	¥314,465	¥(118,998)	(27)
Marketable equity securities	73	550	477	653
Other securities	23,596	26,885	3,289	14

Total investment in securities	457,132	341,900	(115,232)	(25)

Installment loans and other investments	86,606	237,905	151,299	175

Total	¥543,738	¥579,805	¥36,067	7

Fixed income securities decreased 27% in fiscal 2003 compared with March 31, 2002, while other investments, which are made up primarily of loans, increased 175%, as we sold securities and replaced them with corporate loans as part of ORIX Life Insurance’s portfolio management.

	Year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net gains on investment securities	¥7,318	¥3,448	¥(3,870)	(53)
Interest on loans and investment securities, and others	9,536	12,100	2,564	27

Total	¥16,854	¥15,548	¥(1,306)	(8)

Residential condominium sales

	Year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Residential condominium sales:
Residential condominium sales	¥58,078	¥71,165	¥13,087	23

Revenue from residential condominium sales in fiscal 2003 increased by 23% compared to fiscal 2002 as lower land prices in metropolitan areas, especially around Tokyo, have resulted in relatively strong demand from buyers who wish to live close to urban centers in recent years. All revenue from residential condominium sales came from Japan.

Gains on sales of real estate under operating leases

	Year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases	¥685	¥3,257	¥2,572	375
Japan	548	581	33	6
Overseas	137	2,676	2,539	1853

Gains on sales of real estate under operating leases rose by 375% in fiscal 2003 due primarily to an increase in profit related to the sale of real estate in the United States.

Interest income on deposits

Interest income on deposits not included in other categories of revenues includes principally interest on bank deposits. Interest income on deposits decreased by 62%, or ¥848 million, in fiscal 2003, to ¥526 million, due primarily to the low interest rate environment in Japan and lower balance of deposits.

Other operations

	As of and for the year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥63,627	¥80,460	¥16,833	26
Japan	51,652	70,545	18,893	37
Overseas	11,975	9,915	(2,060)	(17)
New assets added	¥204,121	¥116,736	¥(87,385)	(43)
Japan	180,903	99,330	(81,573)	(45)
Overseas	23,218	17,406	(5,812)	(25)
Other operating assets	¥245,897	¥76,343	¥(169,554)	(69)
Japan	233,740	66,713	(167,027)	(71)
Overseas	12,157	9,630	(2,527)	(21)

Other operating revenues for fiscal 2003 increased by 26%, due primarily to gains on the sale of a majority of the shares of an affiliated real estate investment trust, or JREIT, to the public totaling ¥3,174 million, revenues from building maintenance, which increased from ¥6,673 million in fiscal 2002 to ¥11,731 million in fiscal 2003, and revenues from other real estate-related operations in Japan. In addition, we made principal investments in certain companies with the intention to restructure and resell them for a gain in the future. The companies acquired in fiscal 2003 include a resort hotel and a sports goods distributor. These companies are consolidated entities, so revenues from the hotel and the sale of sporting goods are included in our consolidated financial statements. Other operating revenues overseas decreased primarily due to the recording of revenues from certain investments in real estate partnerships in the United States on a gross basis in operating lease revenues for fiscal 2003, whereas they had previously been recorded on a net basis in other operating revenues.

New assets added in fiscal 2003 declined 43%. In Japan, there was a large increase in new assets added in the last fiscal year due to the purchase of properties to be contributed to the JREIT. Shares of the JREIT were sold to the public in fiscal 2003. Overseas, the decrease of new assets added was due to the reduction of new real estate developments in the United States.

In June 2002, ORIX JREIT Inc. conducted an initial public offering of units in the JREIT, which had been previously issued by the JREIT to the Company. Prior to the initial public offering, the Company owned 100% of the JREIT. Prior to and during fiscal 2002, the Company acquired approximately ¥100 billion in real property that was subsequently sold to the JREIT. Subsequent to completion of the offering of 80% of the outstanding units held by the Company, these assets no longer remained on our consolidated balance sheets. We retained approximately 20% of the investment units of the JREIT, which is included in investment in affiliates on our consolidated balance sheets.

As a result of the listing of the JREIT, other operating assets in Japan as of March 31, 2003 declined by 71% compared with the previous year. The write-downs of long-lived assets also decreased the balance of operating assets related to golf courses and hotels in Japan. Overseas, the appreciation of the yen resulted in a decline in other operating assets compared to the previous year.

Expenses

Interest expense

Interest expense amounted to ¥71,846 million in the year ended March 31, 2003, a decrease of ¥18,433 million, or 20% from the year ended March 31, 2002, primarily as the result of declines in market interest rates, particularly overseas. Based on segment information, interest expense in overseas segments was ¥36,032 million in fiscal 2003 and ¥53,632 million in fiscal 2002, a decline of ¥17,600 million, or 33%, primarily as a result of lower interest rates overseas, and to a lesser extent, lower debt levels.

The average interest rate on our short-term and long-term debt in Japan, calculated on the basis of quarterly balances, was 1.11% in fiscal 2003, compared to 1.30% in fiscal 2002. The average interest rate on our short-term and long-term overseas debt, calculated on the basis of quarterly balances, decreased to 4.19% in fiscal 2003 from 5.34% in fiscal 2002, due to lower interest rates overseas.

The ratio of our funding directly from capital markets to our total debt and deposits was 48% and 53% as of March 31, 2003 and March 31, 2002, respectively. The decline was due primarily to a reduction of CP. Notes issued under our medium term notes, or MTN, program decreased by ¥79,069 million, to ¥245,300 million, as of March 31, 2003 from ¥324,369 million as of March 31, 2002, while bonds increased by ¥31,350 million, to ¥894,038 million, as of March 31, 2003 from ¥862,688 million as of March 31, 2002. Issued and outstanding CP decreased to ¥527,263 million as of March 31, 2003 from ¥1,012,932 million as of March 31, 2002.

Depreciation—operating leases

Depreciation of operating leases increased ¥3,312 million, to ¥79,993 million, in fiscal 2003, an increase of 4% from the level in fiscal 2002. The increase was due to an increase in the average balance of operating lease assets for fiscal 2003.

Life insurance costs

In line with a decrease in life insurance premiums, life insurance costs decreased in fiscal 2003 by ¥14,102 million, or 10%, to ¥125,684 million from fiscal 2002.

Costs of residential condominium sales

Costs of residential condominium sales for fiscal 2003 rose ¥11,252 million, or 23%, to ¥60,769 million compared to fiscal 2002, corresponding to increased revenues from residential condominium sales during the same period. In fiscal 2003, both revenues and costs from the sale of residential condominiums rose 23%, reflecting gross margins (the difference between sales and costs divided by sales) that were approximately unchanged compared to fiscal 2002.

Other operating expenses

Other operating expenses increased 40%, to ¥41,359 million, in fiscal 2003, reflecting increased other operating revenues.

Selling, general and administrative expenses

	Year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥57,115	¥66,155	¥9,040	16
Selling expenses	21,197	24,131	2,934	14
Administrative expenses	45,310	50,913	5,603	12
Depreciation of office facilities	2,694	3,072	378	14

Total	¥126,316	¥144,271	¥17,955	14

Selling, general and administrative expenses in fiscal 2003 were ¥144,271 million, an increase of 14% from fiscal 2002. This increase in expenses primarily reflected growth in existing businesses and an increase in the number of consolidated companies as well as the administrative and advertising costs associated with an increase in retail businesses.

Provision for doubtful receivables and probable loan losses

Provision for doubtful receivables and probable loan losses in fiscal 2003 was ¥54,706 million, an increase of 7% from fiscal 2002, and included provisions of approximately ¥5,300 million for investments related to the airline industry. Provisions for direct financing leases declined 27% due primarily to reduced provisions for our leasing operations in the Americas, while provisions for loans not covered by FASB Statement No. 114 increased by 11% due to an increased average balance of consumer card loans and housing loans. Provisions for loans in accordance with FASB Statement No. 114 increased by 107% due to provisions for airline-related loans and an increase in the balance of corporate loans in Japan.

	Year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥141,077	¥152,887	¥11,810	8
Direct financing leases	40,885	50,837	9,952	24
Loans not covered by FASB Statement No. 114	53,155	56,188	3,033	6
FASB Statement No. 114 impaired loans	47,037	45,862	(1,175)	(2)
Provisions charged to income	¥51,367	¥54,706	¥3,339	7
Direct financing leases	23,237	16,978	(6,259)	(27)
Loans not covered by FASB Statement No. 114	21,240	23,497	2,257	11
FASB Statement No. 114 impaired loans	6,890	14,231	7,341	107
Charge-offs (net)	¥(49,340)	¥(76,564)	¥(27,224)	55
Direct financing leases	(21,364)	(25,445)	(4,081)	19
Loans not covered by FASB Statement No. 114	(19,501)	(27,443)	(7,942)	41
FASB Statement No. 114 impaired loans	(8,475)	(23,676)	(15,201)	179
Other (1)	¥9,783	¥2,117	¥(7,666)	(78)
Direct financing leases	8,079	218	(7,861)	(97)
Loans not covered by FASB Statement No. 114	1,294	2,243	949	73
FASB Statement No. 114 impaired loans	410	(344)	(754)	—
Ending balance	¥152,887	¥133,146	¥(19,741)	(13)
Direct financing leases	50,837	42,588	(8,249)	(16)
Loans not covered by FASB Statement No. 114	56,188	54,485	(1,703)	(3)
FASB Statement No. 114 impaired loans	45,862	36,073	(9,789)	(21)

(1)	Other includes foreign currency translation adjustments and the effect of acquisitions.

Write-downs of long-lived assets

In accordance with FASB Statement No. 144, we wrote down ¥50,682 million in real estate assets in Japan in fiscal 2003 compared to ¥2,716 million in fiscal 2002. The assets we wrote down include golf courses, residential rental condominiums, corporate dormitories, hotel properties and other properties. The increase in write-downs was primarily due to continued and significant declines in the values of these assets and in the expected cash flows generated from these assets against the background of continued asset deflation in Japan and an uncertain global economic environment.

All the write-downs in fiscal 2002 and 2003 were recorded in the real estate segment. Our total investment in long-lived assets as of March 31, 2003 was ¥635,233 million. Of these, ¥447,619 million were located in Japan and ¥187,614 million were located overseas. Of the long-lived assets in Japan, ¥207,821 million were in the real estate segment.

Write-downs of securities

In fiscal 2003, write-downs of securities declined by 27%, or ¥5,417 million, to ¥14,325 million. The write-downs for fiscal 2003 included approximately ¥5,000 million for write-downs of high yield bonds in the United States, which included approximately ¥900 million in write-downs of securities related to the airline industry.

Foreign currency transaction loss (gain), net

We recognized a foreign currency transaction loss in the amount of ¥1,211 million in fiscal 2003, compared to a gain of ¥1,360 million in fiscal 2002, primarily due to the appreciation of the euro against the dollar in fiscal 2003 and the appreciation of the Indonesia rupiah against the dollar in fiscal 2002.

Income Before Discontinued Operation, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes

Equity in net income (loss) of affiliates

Equity in net income (loss) of affiliates in fiscal 2003 was a gain of ¥6,203 million, compared to a loss of ¥449 million in fiscal 2002. The gain in fiscal 2003 primarily reflects contributions from Stockton Holdings in the Americas segment, and Fuji Fire and Marine in the other segment of operations in Japan. For discussion of investment in affiliates, see Note 11 of “Item 18. Financial Statements.”

Gain on sales of affiliates

Gain on sales of affiliates in fiscal 2003 was a net gain of ¥2,002 million, which consists mainly of gain on sales of stock purchase options related to Korea Life, compared to a gain of ¥119 million in fiscal 2002. For discussion of investment in affiliates, see Note 11 of “Item 18. Financial Statements.”

Provision for income taxes

Provision for income taxes in fiscal 2003 was ¥20,746 million, compared to a provision of ¥32,600 million in fiscal 2002. The decrease of ¥11,854 million was primarily due to lower income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes.

Discontinued operations

Income from discontinued operations, net of applicable tax effect, was ¥659 million in fiscal 2003 compared to ¥430 million in fiscal 2002 due primarily to increased rental income.

Extraordinary gain net of applicable tax effect

We acquired a 22% interest in Fuji Fire and Marine on March 30, 2002. After the US GAAP financial statements for Fuji Fire and Marine were completed in January 2003, we recorded an extraordinary gain of ¥3,214 million, net of applicable taxes, in accordance with FASB Statement No. 141, “Business Combinations,” for our proportional share of the fair value of the net assets acquired over the acquisition cost.

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

Overseas segments accounted for 8% and 20% of total segment profits in fiscal 2002 and 2003, respectively. As of March 31, 2003, ¥618 billion or 12%, of total segment assets were in the Americas, ¥438 billion or 8%, in Asia and Oceania, and ¥75 billion or 1%, in Europe.

	Year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment revenues:
Business segments in Japan
Corporate financial services	¥118,794	¥125,560	¥6,766	6
Rental operations	67,319	67,655	336	0
Real estate-related finance	31,582	51,589	20,007	63
Real estate	85,516	104,454	18,938	22
Life insurance	154,296	138,511	(15,785)	(10)
Other	49,139	61,238	12,099	25

Subtotal	506,646	549,007	42,361	8

Overseas business segments
The Americas	75,195	57,909	(17,286)	(23)
Asia and Oceania	56,677	55,425	(1,252)	(2)
Europe	14,716	13,311	(1,405)	(10)

Subtotal	146,588	126,645	(19,943)	(14)

Total	653,234	675,652	22,418	3

Reconciliation of segment totals to consolidated amounts	4,060	6,168	2,108	52

Total consolidated revenues	¥657,294	¥681,820	¥24,526	4

	Year ended March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment profit: (1)
Business segments in Japan
Corporate financial services	¥48,066	¥44,158	¥(3,908)	(8)
Rental operations	9,906	4,402	(5,504)	(56)
Real estate-related finance	5,654	19,572	13,918	246
Real estate	5,842	(39,441)	(45,283)	—
Life insurance	5,764	4,791	(973)	(17)
Other	4,941	8,452	3,511	71

Subtotal	80,173	41,934	(38,239)	(48)

Overseas business segments
The Americas	810	1,332	522	64
Asia and Oceania	5,433	9,765	4,332	80
Europe	600	(736)	(1,336)	—

Subtotal	6,843	10,361	3,518	51

Total segment profit (loss)	87,016	52,295	(34,721)	(40)

Reconciliation of segment totals to consolidated amounts	(14,710)	(7,116)	7,594	(52)

Total consolidated income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥72,306	¥45,179	¥(27,127)	(38)

(1)	We believe transactions involving discontinued operations are part of regular real estate operations and are therefore included in segment profits under segment information.

	As of March 31,		Change
	2002	2003	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment assets:
Business segments in Japan
Corporate financial services	¥1,960,380	¥1,893,422	¥(66,958)	(3)
Rental operations	147,444	144,397	(3,047)	(2)
Real estate-related finance	1,012,896	931,513	(81,383)	(8)
Real estate	326,473	303,838	(22,635)	(7)
Life insurance	543,738	579,805	36,067	7
Other	352,433	387,978	35,545	10

Subtotal	4,343,364	4,240,953	(102,411)	(2)

Overseas business segments
The Americas	794,330	618,148	(176,182)	(22)
Asia and Oceania	435,093	437,874	2,781	1
Europe	113,844	75,207	(38,637)	(34)

Subtotal	1,343,267	1,131,229	(212,038)	(16)

Total	5,686,631	5,372,182	(314,449)	(6)

Reconciliation of segment totals to consolidated amounts	(172,958)	(229,013)	(56,055)	32

Total consolidated operating assets	¥5,513,673	¥5,143,169	¥(370,504)	(7)

Business Segments in Japan

Corporate financial services

Segment profits for corporate financial services in fiscal 2003 decreased by 8%, due to a decline in gains from securitizations as compared to fiscal 2002. Despite our acquisition of Nittetsu Lease, the balance of segment assets for corporate financial services as of March 31, 2003 decreased 3% compared to the balance as of March 31, 2002, primarily as a result of the securitization of lease assets during fiscal 2003.

Rental operations

In fiscal 2003, segment profits for Rental operations decreased 56%. Revenues from our automobile rental operations increased, but the slowdown in IT-related businesses and the resulting lower utilization rates in rentals of precision measuring and other equipment resulted in flat revenues overall. Because the rentals of precision measuring and other equipment are the major component of profits in this segment, the lower utilization rates of such equipment resulted in lower profits. In addition, provisions for doubtful receivables and probable loan losses in fiscal 2003 rose to ¥2,431 million, including a provision of ¥2,360 million for investments in aircraft leasing, compared to provisions in fiscal 2002 of ¥24 million.

Real estate-related finance

Segment profit for real estate-related finance in fiscal 2003 increased 246%. The increase was due largely to gains from sales of our JREIT shares to the public in fiscal 2003, as well as a strong performance by our consumer housing loans which included the contribution of housing loans acquired in fiscal 2002, corporate non-recourse loans and loan servicing operations and gains from the sale of real estate-related assets and from the securitization of loan receivables. Gains from sales of our JREIT shares to the public were approximately ¥3 billion, which contributed 15% of segment profits from real estate-related finance in fiscal 2003. In addition, the securitization of housing loans resulted in gains of ¥1,732 million. Real estate-related finance assets as of March 31, 2003 decreased 8% compared to such assets as of March 31, 2002. Despite an increase in real estate-related finance assets from the acquisition of KDDI Development in fiscal 2003, the balance of segment assets decreased due primarily to ¥80 billion reduction in real estate-related finance assets from sales of our JREIT shares to the public.

Real estate

In fiscal 2003, the real estate segment recorded a loss of ¥39,441 million compared to a profit of ¥5,842 million in fiscal 2002, primarily due to ¥50,682 million in write-downs of long-lived real estate assets. The balance of real estate assets as of March 31, 2003 decreased 7% compared to such balance as of March 31, 2002, also due primarily to the write-downs of these long-lived assets.

Life insurance

Segment profits in the life insurance business in fiscal 2003 decreased 17% compared to fiscal 2002. Despite our strategy to increase profitability by shifting from savings-type to insurance-only life insurance products, segment profits decreased due to a reduction in life insurance-related investment income resulting primarily from fewer gains on sales of securities. The outstanding balance of segment assets as of March 31, 2003 increased by 7% compared to March 31, 2003. In fiscal 2002, our life insurance subsidiary sold securities in order to purchase loans. Due to the timing of the sale and the purchase, the subsidiary held a substantial balance of cash at the end of fiscal 2002 which was not included as an operating asset in this segment. When the cash was used to purchase loans in the first part of fiscal 2003, operating assets of the subsidiary increased, but total life insurance assets remained almost unchanged from fiscal 2002.

Other

This segment recorded a strong improvement in profits in fiscal 2003. Profits in fiscal 2003 increased by 71%, primarily as a result of an increase in interest on consumer card loans resulting from a higher balance of assets and a contribution from the securitization of loans in the card loan business. The outstanding balance of segment assets as of March 31, 2003 increased by 10% compared to March 31, 2002, primarily due to an increase in balance of card loans and an increase in investments related to the corporate restructuring business.

Overseas Business Segments

The Americas

Segment profits in the Americas in fiscal 2003 increased by 64%. While our commercial mortgage-backed securities operations had lower earnings as compared to fiscal 2002, costs associated with restructuring of our truck and construction equipment leasing business decreased. Segment assets as of March 31, 2003 decreased 22% compared to March 31, 2002, due primarily to a reduction in leasing assets and the appreciation of the yen against the dollar.

Asia and Oceania

In Asia and Oceania, segment profits increased by 80% in fiscal 2003. Strong performance by our corporate lending and automobile leasing operations in the region and contributions from equity method affiliates accounted for a large part of this increase in segment profits.

Europe

Segment losses for fiscal 2003 amounted to ¥736 million. While the sale of investment securities contributed to profits in fiscal 2002, no similar contributions were made in fiscal 2003. In addition, a decline in assets and losses at equity method affiliates also contributed to the loss. Segment assets as of March 31, 2003 decreased by 34% compared to March 31, 2002, primarily due to the appreciation of the yen against the dollar, the sale of some aircraft and a lower balance of loans and investment securities.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

We continually require funds for working capital and to maintain and grow our business. We have continued to diversify our funding methods and sources over the years in order to maintain stable access to funding and reduce interest expenses. We attempt to flexibly adjust our funding structure to adapt to changing market environments and we strive to consistently undertake smooth and low-cost fund procurement by monitoring risks associated with fluctuations in interest rates and liquidity levels and by promptly responding to changes in the financial environment.

We manage our funding and liquidity by monitoring the relative maturities of assets and liabilities and by borrowing funds, primarily in the Japanese financial and capital markets, but also in significant amounts overseas. Funds raised are used to fund asset growth and to meet debt obligations and other commitments on a timely and cost-effective basis. We place a priority on the ready and rapid access to funding in order to be able to respond rapidly to client and transactional requirements. By monitoring cash flow requirements from sales and marketing activities, and the funding supply and demand balance, we seek to ensure timely and ample access to funding.

Our primary sources of debt funding include borrowings from financial institutions and fund procurement from the capital markets. On a consolidated basis, the share of our funds procured from the capital markets was 48% at the end of fiscal 2003 and fiscal 2004, respectively. In line with such factors as changes in the financial environment, we adjust the ratio of our funding that we procure from the capital markets in an attempt to consistently maintain an optimal funding structure.

To facilitate funding operations, we have obtained credit ratings for ORIX notes and bonds from two Japanese rating agencies. As of June 30, 2004, ORIX straight bonds issued in Japan and an MTN program were assigned A+ ratings by both Rating and Investment Information Inc., or R&I, and Japan Credit Rating Agency, Ltd., or JCR. ORIX CP in Japan is rated a-1 by R&I and J-1 by JCR.

In May 2003, JCR downgraded ORIX’s credit ratings one notch from AA- to A+ for ORIX straight bonds and the euro MTN program and from J-1+ to J-1 for ORIX CP. In June 2003, R&I downgraded ORIX’s ratings by one notch from AA- to A+ and from a-1+ to a-1. Both agencies cited concerns over the Japanese economy, in particular continued asset deflation, and risks associated with new businesses as reasons for the downgrades. As of June 30, 2004, the downgrades have not had an adverse impact on our liquidity, and we have been able to maintain stable access to funding. However, we cannot guarantee that liquidity will not be affected by the downgrades. Moreover, the downgrades will result in increased interest expenses if we are required to pay a higher premium for funding from financial institutions and the capital markets.

We have also obtained ratings from Standard and Poor’s and Moody’s. In December 2003, Standard and Poor’s raised our ratings one notch to BBB+, citing increased equity and an improvement in asset quality as reasons for the higher rating. Moody’s has assigned us a Baa3 rating, and no change in the rating occurred in fiscal 2004.

We believe that our working capital is sufficient for our present requirements due to our diversification of funding sources and to the inflow of cash from our leasing, lending and other operations, which can be used to repay debt or execute new transactions. A downgrade in our credit ratings could result in an increase in our interest expense and could have an adverse impact on our ability to access the CP market or the public and private debt markets, which could have an adverse effect on our financial position and liquidity. Even if we are unable to access these markets on acceptable terms, we have access to other sources of liquidity, including bank borrowings, cash flows from our operations and sales of our assets. We cannot be sure, however, that these other sources will be adequate if our credit ratings are downgraded or other adverse conditions arise. In addition, our subsidiaries may be restricted from paying dividends for various reasons, including because of Japanese Commercial Code requirements and, for regulated subsidiaries, capital adequacy requirements. We do not expect such restrictions to have a significant impact on our ability to meet our cash obligations.

We continue to rely significantly on short-term funding from Japanese commercial banks and commercial paper. We are taking steps to reduce refinancing risks by diversifying our funding sources and establishing committed credit facilities with Japanese and foreign banks, although only a small portion of our funding is currently provided under such facilities. Even if we succeed in diversifying our funding sources, committed credit facilities and loans are subject to financial and other covenants and conditions to drawdown, including minimum net worth amounts and ratios, and credit ratings requirements. As such, there is a risk that these sources will be unavailable to us and the risk remains that we will be unable to roll over other short-term funding.

For a discussion of short-term and long-term debt, see Note 13 of “Item 18. Financial Statements.”

SOURCES OF LIQUIDITY

Borrowings from Financial Institutions

Among our diverse borrowing sources are city banks, trust banks, regional banks, life insurance companies, casualty insurance companies, agricultural-related financial institutions and foreign banks. We had borrowing sources from approximately 200 such financial institutions and companies as of March 31, 2004.

Committed Credit Facilities

In an attempt to sustain a high level of liquidity, we have established committed credit lines with a number of financial institutions. Our total committed credit lines were ¥862,147 million and ¥875,797 million as of

March 31, 2003 and 2004, respectively. Of these lines, ¥797,449 million and ¥765,608 million were available as of March 31, 2003 and 2004, respectively. Included in these commitment lines are global commitment lines for ORIX and a number of overseas subsidiaries, totaling ¥97,926 million, with ¥94,657 million available as of March 31, 2004. These committed credit facilities are subject to financial and other covenants and conditions prior to and after drawdown including, in some credit facilities, a requirement that certain credit ratings are maintained. None of these commitment lines were affected by the downgrade of our ratings in May and June 2003. Most of our committed credit facilities require the borrower to represent, in connection with any borrowing under the facility, that no material adverse change has occurred since certain dates.

Funding from the Capital Markets

Funding from the capital markets includes straight bonds, CP, MTN and the securitization of lease and other receivables, and equity and equity related finance.

Straight Bonds

Capitalizing on the expansion of the bond market in Japan, we have actively issued yen-denominated straight bonds in the Japanese market. In order to further diversify funding methods and investors, we issue bonds that are primarily for institutional investors and those that are primarily for individual investors. The balance of outstanding straight bonds (including private placements) issued by us and held by institutional investors in Japan was ¥378,000 million and ¥388,000 million in fiscal 2004 and 2003, respectively. The balance of outstanding straight bonds issued by us and held by individuals was ¥365,000 million and ¥370,000 million in fiscal 2004 and 2003, respectively.

CP

The prohibition on the issuance of CP by finance companies in Japan was eliminated in 1993. In April 1998, the sale of CP in Japan directly to investors was made possible by additional deregulation. We have worked to expand the number of investors in our CP, which includes entities such as asset management companies, life and casualty insurance companies, regional banks, agricultural-related financial institutions, and other financial institutions. The balance of our outstanding CP was ¥420,280 million and ¥527,263 million as of March 31, 2004 and March 31, 2003, respectively. As of March 31, 2004, the number of direct investors in our CP was 455. These investors accounted for 91% of the balance of our outstanding CP in Japan.

The paperless trading of electronic CP in Japan commenced on March 31, 2003. We were one of the first participants to issue electronic CP. In February 2004, with the expectation of increased diversification of funding and broadening of our investor base, we became the first company in Japan to publicly issue electronic CP to small and medium-sized companies. While attempting to control the risks associated with settlement and clearance, we plan to continue to issue electronic CP to broaden our investor base and hopefully to expand the overall market for CP. At March 31, 2004, electronic CP accounted for 61% of our outstanding CP in Japan.

MTN

For overseas funding operations, in addition to borrowing from local markets, we have sought to increase the diversity of our funding methods through such measures as MTN issuance. ORIX and five overseas subsidiaries are participants in a Multi-Issuer Euro MTN program with a maximum issuance limit of $5 billion. Euro MTN issuance is determined based on the funding needs of our overseas subsidiaries and supervised by our Treasury Department in Tokyo. As of March 31, 2004, the outstanding balance of our MTNs was ¥159,332 million.

Securitization

In January 1992, we became the first company in Japan to securitize leasing assets. Subsequently, we have actively proceeded with asset securitization in Japan and overseas. As of March 31, 2004, the outstanding balance of securitized assets, including such assets as lease and loan assets, was ¥437,650 million. Of this figure, the portion accounted for as off-balance sheet assets was ¥339,943 million.

Equity and Equity Related Finance

In September 1998, we listed our ADSs and, for technical reasons unrelated to trading, our Shares, on the New York Stock Exchange, or the NYSE. The listing of the ADSs has facilitated our fund raising activities, permitting us to issue ADSs into the United States since that date. In October 1999, we became the first Japan-based company to make a global offering involving the simultaneous issuance and sale of new shares and convertible notes, each registered with the SEC and listed on the NYSE. In that offering, we issued and sold 3.3 million new shares and ¥40 billion (principal amount) in convertible bonds due 2005. In December 2001, we conduced another dual offering of new shares and convertible bonds, issuing 1.8 million new shares and ¥28 billion (principal amount) in convertible bonds due 2007.

As part of our continued efforts to diversify funding sources, in June 2002 we issued Liquid Yield Option Notes™, with stock acquisition rights, due June 14, 2022 (par value of $1,022 million), and procured $400 million. Because these notes include a contingent conversion provision that effectively makes conversion more difficult, the securities are not required to be included in our calculation of diluted earnings per share, so long as our share price does not reach a certain trigger price. The issuance was the first of its kind by a Japanese company.

In October 2003, we filed a universal shelf registration statement with the SEC on Form F-3, permitting offerings into the United States of up to an aggregate maximum offering price of $500 million or the equivalent in:

•	senior debt securities;

•	subordinated debt securities;

•	warrants;

•	common stock;

•	preferred stock; and

•	ADSs.

These securities may be offered separately or together with other offered securities.

Cash and Cash Equivalents

As of March 31, 2004, we had cash and cash equivalents of ¥152,235 million, which were primarily denominated in yen.

LEVELS OF BORROWINGS

Short-term Debt

	As of March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Short-term debt:
Borrowings from financial institutions	¥593,171	¥483,636	¥(109,535)	(18)
Commercial paper	527,263	420,280	(106,983)	(20)

Total short-term debt	¥1,120,434	¥903,916	¥(216,518)	(19)

The balance of our short-term debt as of March 31, 2004 was ¥903,916 million, representing 25% of total debt compared to 28% as of March 31, 2003. The decrease was primarily due to our efforts to increase the proportion of long-term debt.

Long-term Debt

	As of March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Long-term debt:
Borrowings from financial institutions	¥1,593,879	¥1,543,738	¥(50,141)	(3)
Bonds	894,038	861,942	(32,096)	(4)
Medium-term notes	245,300	159,332	(85,968)	(35)
Payable under securitized lease and loan receivables	123,396	97,707	(25,689)	(21)

Total long-term debt	¥2,856,613	¥2,662,719	¥(193,894)	(7)

Long-term debt as of March 31, 2004 was ¥2,662,719 million, representing 75% of total debt compared to 72% as of March 31, 2003, reflecting our shift to long-term borrowing to maintain liquidity and lengthen the duration of our borrowing in anticipation of a rise in interest rates. Approximately 60% of long-term debt consisted of borrowings from Japanese banks, insurance companies and other institutional lenders in Japan and from foreign institutional lenders.

As of March 31, 2004, we paid interest at fixed rates on approximately 56% of our long-term debt, while the remainder was subject to floating interest rates, principally based on TIBOR and LIBOR.

For information with respect to the maturity profile of long-term debt and interest rates for short and long-term debt, see Note 13 of “Item 18. Financial Statements.”

Our funding requirements are not greatly affected by seasonal factors. Demand for funds is sometimes concentrated at the end of each fiscal year as requests for funding from our marketing departments sometimes increase at that time. However, these factors are incorporated into annual funding plans and we do not believe that such demands have a material impact on our funding requirements.

As is typical in the Japanese market, loan agreements relating to short and long-term debt from Japanese banks and some insurance companies provide that we may be required to pledge our assets as collateral against that debt upon request of the lenders if it is reasonably necessary for the lenders to secure their claims. To date, we have not received any requests of this kind from our lenders. In addition, our debt agreements with some banks provide that the banks have the right to offset cash deposited against any short or long-term debt that becomes due, and in the case of a default or some other specified event, against all other debt payable to the bank. Whether these provisions can be enforced will depend upon the factual circumstances. In general, there are no restrictions on the use of borrowings. However, in certain cases such as non-recourse loans borrowings are stipulated for specific purposes.

We have entered into various types of interest rate contracts in managing our interest rate risk. Under interest rate swap agreements, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount. Interest rate swaps with notional principal amounts of ¥440,894 million as of March 31, 2004 were used for hedging purposes as part of our asset-liability management. We have also entered into foreign exchange forward contracts and foreign currency swap agreements in managing foreign exchange risk. As of March 31, 2004, we used foreign exchange forward contracts and foreign currency swap agreements with notional principal amounts of ¥342,567 million, which were principally used to hedge the risk of changes in foreign currency exchange rates. Some swap agreements include a requirement to maintain a certain credit rating. We also use interest rate caps, floors and collars to hedge changes in interest rates, with a notional amount of ¥56,361 million as of March 31, 2004.

Deposits

In addition to short-term and long-term debt, ORIX Trust and Banking accepts deposits, which are used primarily to fund housing loans. The outstanding balance of deposits as of March 31, 2004, was ¥292,545 million, an increase of 11%, or ¥30,078 million, compared to March 31, 2003. For further information with respect to deposits, see Note 14 of “Item 18. Financial Statements.”

CASH FLOWS

In addition to cash required for the payment of operating expenses such as selling, general and administrative expenses, as a financial services company, our primary uses of cash are for:

•	the payment and repayment of interest and principal of short-term and long-term debt; and

•	the purchases of lease equipment, installment loans made to customers, purchases of available-for-sale and other securities and cash outlays for real estate development projects.

The use of cash, therefore, is heavily dependent on new business volumes for our operating assets. When new business volumes for such assets as lease and loans increases, we require more cash to meet these requirements, while a decrease in assets results in a reduced use of cash and an increase in repayment of debt.

In addition to the sources of liquidity described above, we also have cash inflows from the principal payments received under direct financing leases and installment loans, and proceeds from the sales of investment securities and operating lease assets. For cash flow information regarding interest and income tax payments, see Note 3 of “Item 18. Financial Statements.”

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

Cash and cash equivalents in fiscal 2004 decreased by 26%, or ¥52,442 million, to ¥152,235 million from fiscal 2003, due primarily to a lower level of net proceeds from securitization of lease and loan receivables compared with fiscal 2003 and a continuing repayment of debts due to the decrease of operating assets.

Net cash provided by operating activities declined by ¥57,338 million, to ¥152,812 million, in fiscal 2004 compared to ¥210,150 million in fiscal 2003. While net income increased by ¥23,777 million, to ¥54,020 million, in fiscal 2004 compared with ¥30,243 million in fiscal 2003, the decrease in net cash provided by operating activities was due mainly to a decrease in write-downs of long-lived assets and write-downs of securities, which are expenses not associated with cash payments, and a decrease of equity in net (income) loss of affiliates contributed from investment in KLI. In addition, policy liabilities decreased ¥15,771 million in fiscal 2004 compared with an increase of ¥5,889 million in fiscal 2003.

Net cash provided by investing activities decreased by ¥58,972 million, to ¥123,978 million, in fiscal 2004 compared to ¥182,950 million in fiscal 2003. While cash outflows for the purchase of lease equipment, installment loans made to customers and the purchase of available-for-sale securities all declined as a result of lower business volumes in comparison with fiscal 2003, inflows also declined due primarily to a decrease in net proceeds from securitization of lease and loan receivables and a reduction in proceeds from sales of available-for-sale securities.

Net cash used in financing activities in fiscal 2004 was ¥328,284 million compared to ¥542,040 million in fiscal 2003 due primarily to a lower level debt repayment resulting from the reduced level of operating assets.

Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

Cash and cash equivalents in fiscal 2003 decreased by 42%, or ¥150,071 million, to ¥204,677 million from fiscal 2002 due primarily to the repayment of CP. In fiscal 2002, we increased our cash position at the end of the fiscal year because of concerns about instability in the Japanese financial sector, while we felt that the financial system had stabilized somewhat during fiscal 2003 such that we did not require as much cash as that on hand at the end of fiscal 2002.

Net cash provided by operating activities decreased by 18%, to ¥210,150 million, in fiscal 2003, due mainly to an 86% decline in the growth of insurance policy liabilities, which resulted from a shift away from savings-type products, and an increase in inventories.

Net cash provided by investing activities was ¥182,950 million in fiscal 2003, compared to a net outflow of ¥305,711 million in fiscal 2002. The increase was due primarily to a considerably reduced level of other operating assets purchased (¥2,847 million in fiscal 2003 compared to ¥119,700 million in fiscal 2002) and a decrease in the amount of securities purchased compared to fiscal 2002, as well as to increased proceeds from a decrease in other operating assets and sales of securities.

Net cash used in financing activities was ¥542,040 million in fiscal 2003, compared to a net inflow of ¥246,116 million in fiscal 2002, due primarily to the net repayment of CP and debt as a result of a decline in operating assets.

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2004, we had commitments for the purchase of equipment to be leased in the amount of ¥9,996 million. For information on commitments, guarantees and contingent liabilities, see Note 29 of “Item 18. Financial Statements.”

OFF–BALANCE SHEET ARRANGEMENTS AND

AGGREGATE CONTRACTUAL OBLIGATIONS

USE OF SPECIAL PURPOSE ENTITIES

As one method of raising funds to finance our operations and investment activities, we periodically securitize certain lease receivables, loan receivables and investment securities. These securitizations allow us to access highly liquid and efficient markets, provide us with alternative sources of funding and diversify our investor base. For the past three fiscal years, securitization averaged approximately 10% of our total funding, which includes long and short-term debt, deposits and off-balance funding.

In the securitization process, the securitized assets are sold to special purpose entities, or SPEs, which issue asset-backed securities to investors. SPEs may be organized as trusts, partnerships or corporations. Our use of SPEs for securitizations is consistent with conventional practices in the securitization market, to isolate the receivables for the benefit of investors. To insulate investors from creditors of other entities, including the seller of the assets, SPEs can be structured to be bankruptcy-remote, and if structured in this manner (and subject to certain other conditions) the pooled assets are removed from the balance sheet. Certain of the SPEs that we utilize meet the definition of a “qualifying special purpose entities,” or QSPEs, as defined in FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, and, in accordance with FASB Statement No. 140, we do not consolidate the assets and liabilities of the QSPEs. These SPEs are also designed so that investors have no recourse against our other assets in the event of any failure of payment on the pooled assets. In addition, we do not make any guarantees to investors for payment in these transactions. Therefore, when we securitize assets in this manner, we do not have any exposed assets or contingent liabilities other than those recognized as subordinated residual interests on our consolidated balance sheets. In certain instances, we may repurchase a portion of the assets that we securitized as required under the terms of the contract, which the triggering event for the repurchase is outside of our control. From time to time, we may act as an investor, servicer or administrator in SPE transactions. The effects of these transactions are fully reflected in our consolidated financial statements.

We do not dispose of troubled leases, loans or other problem assets through unconsolidated SPEs. None of our officers, directors or employees holds any equity interests in these SPEs or receives any direct or indirect compensation from them. The SPEs do not own any Shares or other equity interests and no contractual rights permitting the SPEs to acquire our Shares or other equity interests exist.

We expect to continue to utilize SPE structures for securitization of assets as part of our funding diversification strategy. For further information on our securitization transactions, see Note 9 of “Item 18. Financial Statements.”

Investment Products

We provide investment products to our customers that employ a contractual mechanism known as a kumiai in Japan, which results in a type of SPE. We arrange and market kumiai products to investors as a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties. A portion of the funds necessary to purchase the item are contributed by such investors, while the remainder is borrowed by the kumiai from one or more financial institutions in the form of a non-recourse loan. The kumiai investors (and any lenders to the kumiai) retain all of the economic risks and rewards in connection with the purchase and leasing activities of the kumiai, and all related gains or losses are recorded on the financial statements of investors in the kumiai. We are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. Fee income for arranging and administering these transactions is recognized in our consolidated financial statements. In kumiai transactions, we do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE.

Other Financial Transactions

We occasionally make loan, lease, equity or other investments in SPEs in connection with transactions involving aircraft leasing, ship financing, and non-recourse loan origination for real-estate and investment funds. In the event that we retain substantive economic risks and rewards associated with these transactions, the SPEs are fully consolidated into our financial statements, and all other circumstances our loan, lease, equity or other investments are recorded on our consolidated balance sheets.

We have adopted the requirements of FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125,” which applies prospectively to all securitization transactions occurring after March 31, 2001. We have adopted the requirements of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” See Note 10 of “Item 18. Financial Statements” for further information concerning our SPEs and the likely effects of the adoption of this Interpretation on our results of operations or financial position.

COMMITMENTS

The table below set forth the maturities of guarantees and other commitments as of March 31, 2004.

	Amount of commitment expiration per period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Commitments:
Guarantees	¥102,824	¥20,847	¥38,330	¥15,949	¥27,698
Committed credit lines and other	434,951	112,298	114,517	27,414	180,722

Total commercial commitments	¥537,775	¥133,145	¥152,847	¥43,363	¥208,420

For a discussion of commitments, guarantee and contingent liabilities, see Note 29 of “Item 18. Financial Statements.”

AGGREGATE CONTRACTUAL OBLIGATIONS

The tables below set forth the maturities of contractual cash obligations as of March 31, 2004.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Contractual cash obligations:
Deposits	¥292,545	¥174,528	¥79,857	¥38,160	¥—
Long-term debt	2,662,719	811,186	1,173,905	499,963	177,665
Operating leases	4,027	1,068	1,690	1,121	148
Unconditional purchase obligations	9,996	9,929	67	—	—
Unconditional non-cancelable contracts	11,940	3,394	6,764	1,782	—

Total contractual cash obligations	¥2,981,227	¥1,000,105	¥1,262,283	¥541,026	¥177,813

Other items excluded from the above table are deposits from lessees, trade notes and accounts payable and policy liabilities. The amounts of such items were ¥78,491 million, ¥247,883 million and ¥592,782 million, respectively, as of March 31, 2004. For information on pension plans and derivatives, see Notes 16 and 26 in “Item 18. Financial Statements.” We expect to fund these and other commitments from one, some or all of our diversified funding sources depending on the amount, time to maturity and other characteristics of the commitments.

For a discussion of contractual cash obligations, see Notes 13 and 14 of “Item 18. Financial Statement.”

RECENT DEVELOPMENTS

ECONOMIC CONDITIONS

Although the world economy was relatively unstable in the first part of fiscal 2004, from the middle of this fiscal year, we began to see signs of a global economic recovery. In the United States, tax breaks and a relaxed monetary policy helped boost consumer consumption and spending on housing, while capital expenditures also increased, helping to spur the economy. In Europe, external demand supported modest recovery. Asia experienced strong economic growth thanks to exports supported in part by continued economic growth in China and recovery in demand in IT-related industries. In Japan, strong export growth combined with the effects of corporate restructuring helped to raise corporate profits, while signs of an improvement in consumer spending also became apparent. An increase in stock prices and signs of an end to falling property prices in some areas of Tokyo were indications that Japan’s long period of economic stagnation may be coming to an end.

However, we still remain cautious concerning the economic environment. Threats of terrorism, concerns about rising interest rates in the United States and other economies, and concerns about economic developments in Europe, North America and Asia suggest that the economic environment is likely to remain unpredictable and uncertain.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued Statement No. 143 (“Accounting for Asset Retirement Obligations”), which addresses financial accounting and reporting for recognition of a liability for an asset retirement obligation and the associated asset retirement cost. Companies are required to recognize a liability equal to the fair value of the asset retirement obligation as of the date the retirement obligation is incurred. We adopted FASB Statement No. 143 as of April 1, 2003. Adoption of this Statement did not have a significant effect on our results of operations or financial position.

In April 2002, the FASB issued Statement No. 145 (“Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”), which rescinds certain authoritative pronouncements and amends, or clarifies the applicability of others. This Statement is effective for fiscal years beginning after May 15, 2002, but the provisions related to the amendment of FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. The provisions of this Statement were adopted by us on April 1, 2003. Adoption of this Statement did not have a significant effect on our results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46 (“Consolidation of Variable Interest Entities”). FASB Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities, representing those entities whose total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or whose equity investors cannot make significant decisions about the entity’s operations or do not absorb the entity’s expected losses or residual returns. The Interpretation requires that the primary beneficiary (defined as the person or entity that is expected to absorb a majority of the entity’s expected losses or receive a majority of the entity’s expected residual returns or both) to consolidate the VIE. Qualifying SPEs in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125”) are not affected by the Interpretation. The revised Interpretation No. 46 (FIN 46 (R)) was issued in December 2003. We fully adopted FIN 46(R) at March 31, 2004. See Note 10 of “Item 18. Financial Statements” for further information concerning our VIEs and the effects of the adoption of this Interpretation on our results of operations or financial position.

In April 2003, FASB Statement No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”) was issued. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”). This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of this Statement were applied prospectively. Adoption of this Statement did not have a significant effect on our results of operations or financial position.

In May 2003, FASB Statement No. 150 (“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) was issued. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in the statement of financial position. Part of the classification and measurement provisions of this Statement are deferred indefinitely pending further Board action. Adoption of this Statement will not have a significant effect on our results of operations or financial position.

In December 2003, FASB Statement No. 132 (revised 2003) (FASB Statement No. 132(R)) (“Employers’ Disclosures about Pensions and Other Postretirement Benefits”) was issued. FASB Statement No. 132(R) revises and prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. FASB Statement No. 132(R) retains the disclosures required by the original FASB Statement No. 132 and required additional disclosures about plan assets, benefit obligations, cash flows and other relevant quantitative and qualitative information. FASB Statement No. 132(R) is generally effective for fiscal years ending after December 15, 2003. We adopted this Statement for fiscal 2004 and provided Note 16 of “Item 18. Financial Statements” in accordance with the disclosure requirements of this Statement.

PENSION FUNDS

ORIX and certain subsidiaries have a common employees’ pension fund plan, or the EPF Plan, which is a defined benefit pension plan established under the Japanese Welfare Pension Insurance Law, or JWPIL. The EPF Plan is composed of a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the JWPIL (similar to social security benefits in the United States) and a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of each employer. We and our employees are exempted from contributions to Japanese Pension Insurance, or JPI, that would otherwise be required if we had not elected to fund the substitutional portion of the benefit through the EPF Plan. Our EPF

Plan, in turn, pays both the corporate and substitutional pension benefits to retired beneficiaries out of EPF Plan assets. Benefits of the substitutional portion are based on a standard remuneration schedule determined by the JWPIL, but the benefits of the corporate portion are based on a formula determined by us. In June 2001, the JWPIL was amended to permit us to separate the substitutional portion from our EPF Plan and transfer the related benefit obligations and assets to the government. The separation process occurs in four phases, beginning with application for separation by us followed by acceptance by the government.

In January 2003, the Emerging Issues Task Force, or EITF, of the FASB reached a final consensus on Issue No. 03-2, or EITF 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.” This consensus, as reflected in EITF 03-02, requires us to record the separation process upon completion of the four-step transfer process to the government.

In August 2003, we received government approval for the separation, and transfer to the government, of the substitutional portion of benefit obligations under our EPF Plan related to future employee services. We will account for the transfer to the Japanese government of the substitutional portion of our EPF Plan in accordance with EITF 03-2. As specified in EITF 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the benefit obligations and related plan assets as a settlement in accordance with FASB Statement No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” EITF 03-2 also requires that the difference between the fair value of the liabilities and the assets required to be transferred to the government be accounted for and separately disclosed as a subsidy from the government. The aggregate effect of this separation will be determined based on our total pension benefits liability as of the date the transfer is completed and on the amount of plan assets required to be transferred. Management does not presently expect that this separation will have a significant effect on our financial condition or results of operation. The impact could be significant, however, in the event there is a significant change from what we currently envision in the amount of either of the pension benefit liability or plan assets to be transferred.

RISK MANAGEMENT

OVERVIEW

We consider management of risk essential to conducting our businesses and to increasing our corporate value. Accordingly, we have designed our risk management system in a manner that permits us to identify, analyze, evaluate and measure our risks, and to set appropriate policies and limits to manage and hedge such risks. Our risk management system has been established through the development of what we consider to be reliable administrative and information systems and other policies and programs. We attempt to control these risks by utilizing a risk management system that manages both overall risk as well as specific risks associated with individual transactions, businesses and overseas geographical regions.

Our risk management system is comprised of four principal levels. The first level consists of the sales and marketing departments. Our sales and marketing staff are responsible for a range of risk management functions, including carrying out an initial credit analysis and evaluation with respect to potential transactions, and monitoring risks and managing and collecting problem assets with respect to originated transactions.

Second, we have specialized groups responsible for risk management in our head office who are responsible for evaluating and monitoring transactions proposed by our sales and marketing departments and for providing risk management functions over our portfolio of assets and businesses and our consolidated operations. The three principal groups and a description of their primary risk management functions are as follows.

•	Risk Management Headquarters and the Receivables Administration Office. This group is responsible for managing asset quality, both overall and on a transaction specific basis. Our Risk Management Headquarters consists of four specialist groups, which have been established by function:

•	Credit Evaluation and Due Diligence Group, responsible for evaluation of credit and investments before a transaction is completed;

•	Risk Monitoring Group, responsible for monitoring the risk of credit and investment portfolios;

•	Risk Management Group, responsible for measuring the amount of risks and analyzing operational risk;

•	Real Estate Appraisal Group; and

•	The Receivables Administration Office is responsible primarily for the management and collection of nonperforming assets in Japan.

•	Treasury Department. This group is responsible for managing risks associated with fund procurement, both overall and on a transaction specific basis. It is also responsible for establishing and implementing the funding strategy for operations in Japan and overseas and for managing related risks, such as interest rate risk, liquidity risk, exchange rate risk and derivative risk.

•	Compliance Coordination Office. This group is responsible for ensuring the observance of applicable laws and for enforcing company rules and regulations.

The third level of our risk management system is our Investment and Credit Committee, or ICC, which is comprised of top management, including the CEO, COO, CFO and the executive officer in charge of risk management. The ICC meets on average three times a month to review and approve or reject individual credit transactions and investments that exceed certain specified credit or investment amounts.

In addition to the detailed risk management that is carried out for each transaction in the aforementioned three levels, our monthly strategy meetings add a fourth level to our risk management system. These meetings perform a particularly important role in the monitoring and control of the various businesses in which we are involved. Top management, including ordinarily the CEO, COO and CFO, attend these meetings. The meetings are held separately for each of our divisions and for each of our major subsidiaries, including our overseas subsidiaries. In the meetings, management directly responsible for the division or subsidiary in question discusses its respective businesses with top management. The meetings begin with quantitative reports of financial targets and results of the division or subsidiary in question. Discussions are then conducted on current and future projects, market trends, and other issues that could potentially affect the particular division or subsidiary’s profitability. Matters considered vitally important to our operations are decided on by the ICC and reported to the board of directors as appropriate.

CONTROLLING A VARIETY OF RISKS

Our business activities involve various elements of risk. We consider the principal risks of our business to be credit risk and market risk, although our business is also subject to other risks such as liquidity risk, legal risk and operational risk. We attempt to control these risks as described below.

Credit Risk Management

Our credit risk management system consists of three basic steps: (i) initial evaluations of each potential transaction; (ii) corrective action implementation for the management of defaults and other problem transactions; and (iii) portfolio management of credit quality.

Initial Evaluation

Staff members in ORIX’s sales and marketing departments are authorized to approve individual credit transactions within specific limits based on the seniority of the relevant staff member. If a proposed transaction exceeds such limits, it must be referred to the Risk Management Headquarters for approval. If the transaction value exceeds the approval limit of the Risk Management Headquarters, the matter is referred to the ICC for approval.

In connection with each potential credit transaction, the relevant sales and marketing department and the Risk Management Headquarters each performs a comprehensive customer credit analysis and evaluation based on the relevant customer’s financial position, past transactional performance and potential cash flow, and on the quality of the relevant collateral. The analysis and evaluation also covers the proposed contractual structure, terms and conditions and potential profitability of the transaction.

To ensure that the credit evaluation process is efficiently executed, we have created a database of rules and manuals on credit limits, procedures, credit evaluations, collateral and collection. These rules define credit evaluation standards, including fundamental credit limits based on each customer’s aggregate credit balance, as well as other standards that enable flexible and rapid decision-making, with clear guidelines for determining which transactions should be handled speedily and which should be afforded more prudent attention in line with such factors as the nature of the proposed transaction as well as the proposed collateral, the existence of guarantees, the term of the credit and the use of proceeds. We regularly review these manuals and revise and improve them as we deem necessary or desirable.

Limits on investments and on the provision of credit by our subsidiaries in Japan and overseas are in principle set in a similar manner. Each subsidiary is in principle authorized to approve credit transactions up to a specific limit and any amounts above that limit are referred to our Risk Management Headquarters or the ICC, as appropriate, for ultimate determination. Our subsidiaries in Japan and overseas observe systems and procedure manuals that are similar to those used by ORIX. These systems and procedure manuals contain appropriate modifications, however, to take into account: (i) in the case of our subsidiaries in Japan, the particular nature of each such subsidiary’s business; and (ii) in the case of our overseas subsidiaries, the particular local business practices and economic conditions present, and the nature of the transactions being undertaken by each such subsidiary. For some of these subsidiaries, the Risk Management Headquarters regularly conducts by-country, by-region and by-industry evaluations to minimize exposure to potentially high-risk markets.

Corrective Action

Our Risk Management Headquarters obtains information on bankruptcies, dishonored bills and corporate performance from a number of credit data banks on a daily basis. This information is entered into a central database, which is used to prepare industry analysis reports and warning reports that are provided to relevant sales and marketing departments to keep them current on the condition of important customers. In cases where concerns associated with certain industries or customers arise, we take measures that may include freezing the extension of new credit, or reducing our existing exposure, to the industry or customer in question.

In October 2003, ORIX consolidated the collection sections formerly operating in each sales and marketing department and the credit analysis department into a single Receivables Administration Office with the aim of taking speedy and efficient action for problem assets and improving capabilities for recovering assets. The objectives of this unit include concentrating the knowledge and know-how regarding debt collection, and when problem assets emerge, working with the sales and marketing department from an early stage to adopt effective collection methods and thereby contribute to improving collection results.

Preliminary reports on problem assets are prepared and delivered to the appropriate responsible person in accordance with internal procedures as soon as the problems occur, and all pertinent data on such problem assets are entered into our proprietary database. Our sales and marketing departments work together with our Receivables Administration Office to maintain accurate records of delinquencies and to collect on individual problem assets. Collection progress is reported to different levels of management depending on the size of the assets at stake. Furthermore, our sales and marketing departments make regular reports to top management on the amount and expected recovery of individual nonperforming assets exceeding specified amounts. In addition, our Receivables Administration Office carries out a detailed analysis of all new problem assets reported each month and on the conditions of those assets, and reports this analysis to top management monthly.

In making collections, we believe an early response is extremely important. When information is received regarding the emergence of nonperforming assets, our Receivables Administration Office goes into action immediately, in cooperation with the relevant sales and marketing departments, to take steps to secure the exposure and make collections. The Receivables Administration Office plays a highly effective role in recovering problem exposure by drawing on its accumulated experience in collections and, working closely with the sales and marketing departments, providing such departments with appropriate guidance, beginning with early surveillance and extending to compulsory legal measures including seizure of collateral pledged against the exposure and other assets.

Portfolio Management

Just as we must manage the risks inherent in each individual credit extension and transaction, in the Risk Management Headquarters, we separately manage the credit risks associated with the individual and overall asset portfolios themselves. Both in Japan and overseas, we regularly evaluate our asset portfolios involving major borrowers by each transactional category as well as by industry and type of collateral guarantee in an attempt to prevent undue levels of exposure to specific customers or industries.

In our operations in Japan, we perform analyses of asset portfolios from different perspectives to focus on trends in certain industries or particular transactions, such as non-recourse loan transactions. The results of these analyses are reported regularly to top management.

We further classify and manage overseas asset portfolios by region, country, transactional currency and other characteristics. Assessments of each of our subsidiary’s asset quality and internal credit procedures are reported regularly to top management.

Using a default probability model we have developed, the Risk Management Headquarters performs a value-at-risk analysis on certain operating assets and measures risks by credit rating, industry and business segment.

Market Risk Management

We believe the market risk of our business is comprised of six primary components:

•	interest rate risk;

•	exchange rate risk;

•	derivatives risk;

•	asset deflation risk;

•	residual value risk; and

•	risk associated with the market values of equity and debt securities.

Interest Rate Risk Management

Changes in market interest rates, in the relationships between short and long-term market interest rates or in the yields on different assets or liabilities (i.e., basis risk) can affect the interest rates we charge on interest-earning assets differently than they affect the interest rates we pay on interest-bearing liabilities. Changes in any of these can result in an increase or decrease in interest expense relative to finance income.

We attempt to manage interest rate risks through our asset-liability management, or ALM, systems. Our ALM systems are designed to provide quantitative indicators of interest rate risk by incorporating information on our interest-earning assets, our interest-bearing liabilities and market interest rates. In fiscal 2003, IFCO became one of the five group companies covered by our combined ALM system, which also covers ORIX, ORIX Alpha, ORIX Auto Leasing and ORIX Credit. Including the independent ALM systems of ORIX Trust and Banking and ORIX

Life Insurance, seven companies in Japan are now covered by an ALM system, and we plan to expand the systems to cover more of our subsidiaries in the future.

We annually prepare a performance target report for our consolidated operations based on the analysis of the previous fiscal year’s performance and information on each business segment. The report projects the value of new business volumes, interest rate trends and various other factors that may affect performance, and includes marketing targets for extensions of credit and investments, profit projections and balance sheet projections. The report is reviewed and approved by our board of directors.

We also prepare a semi-annual funding plan, which sets out a planned funding mix as well as required funding volumes and proposed sources, and targets for matching fixed-rate liabilities to fixed-rate assets. The ICC reviews and approves these funding plans, after which they are reported to our board of directors.

The ALM report is updated monthly and reported at our monthly strategy meetings to enable rapid decision-making with regard to interest rate risks. The analyses in these reports help us identify and manage the mismatch in the duration of assets and liabilities. We measure our liquidity risk with cash flow maps that are provided in the reports. The reports help us monitor and manage the effects of duration and basis point value, or BPV, on interest rate fluctuations. In this way, we attempt to implement risk control procedures that keep the impact of interest rate fluctuations on our operations within a specified target range based on our expectations.

In addition, through profit-loss simulations and duration analyses, we attempt to ascertain the influence of future market movements on our performance and use these analyses to determine the sales and marketing departments’ internal costs and the Treasury Departments’ procurement policies. This enhances our ability to maximize our spreads and return on assets and to engage in efficient funding activities.

We seek to limit the impact on profitability of interest rate trends that are contrary to our projections by changing the proportions of fixed and floating-rate debt and by utilizing interest rate swaps and other derivative instruments.

Our principal overseas subsidiaries regularly submit reports on their respective asset-liability situations to the Treasury Department in Tokyo permitting us to manage interest rate risks and risks relating to the relevant local currency on an individual basis. Our overseas subsidiaries also use interest-rate swaps, caps, floors and collars to hedge against changes in interest rates.

Exchange Rate Risk Management

We employ foreign currency borrowings, foreign exchange forward contracts and foreign currency swap agreements to hedge risks associated with certain transactions and investments denominated in foreign currencies. Similarly, each of our overseas subsidiaries structures its liabilities to match the currency denomination of assets in its respective region. We manage certain positions involving foreign currency risk individually.

Derivative Risk Management

We use currency and interest-rate swaps, caps, floors and collars for hedging purposes. The ICC has established comprehensive market risk management rules which set specific market risk management parameters for each of our consolidated companies that engages in derivatives transactions. These parameters clarify the types of risks to be managed and the types of hedging methods to be employed. An internal control system ensures that responsibility for execution, evaluation and certain administrative tasks relating to these derivatives transactions is allocated to separate departments.

Departments responsible for executing derivatives transactions monitor the notional principal and market value of these transactions by counterparty, rating and hedging method. They also maintain management systems designed to respond rapidly to sharp market changes and other unanticipated developments. Departments responsible for evaluation perform checks to ensure that the types of hedging methods employed are appropriate and, quarterly, evaluate the effectiveness of the hedging relationship. Working in cooperation with banks and other outside entities, departments responsible for administrative tasks undertake administrative checks on all derivatives transactions. In addition, they prepare quarterly reports on each company’s transactions that include the notional principal, fair market value, hedging method and hedging efficacy associated with each type of transaction and each counter party. These reports are then presented to our Treasury Department and Compliance Coordination Office. The Treasury Department uses these reports to manage our company-wide derivatives, while the Compliance Coordination Office inspects derivatives-related accounts and performs checks to ensure that relevant internal regulations are observed.

Asset Deflation Risk Management—Real Estate

Asset deflation has continued in Japan for more than ten years since the burst of the inflationary bubble in the early 1990s. Asset deflation risk, in particular its effect on real property prices, is therefore an important risk that we believe must be managed. The activities of our real estate-related operations consist principally of the provision of non-recourse loans, the development of residential condominiums, the leasing, purchase and sale of real estate, the private finance initiative business, as well as the operation of hotels, golf courses and a training facility. In line with the expansion of real estate-related finance and investments in real estate, we have attempted to create a comprehensive system in our Risk Management Headquarters to analyze and evaluate various real estate-related transactions.

We attempt to control or mitigate risks associated with our real estate related-businesses by drawing on what we believe are our strengths in the following areas.

•	Experience in Real Estate Operations. We have many years experience in real estate operations. We believe we have accumulated expertise in evaluating the cash flows of office buildings, commercial buildings and other types of real estate.

•	Real Estate Evaluation Specialists. We are able to quickly obtain real estate appraisals and engineering reports from our internal real estate specialists working in the Real Estate Appraisal Group of our Risk Management Headquarters. This group includes a total of 19 certified real estate appraisers and assistant real estate appraisers. In addition, the construction management section of ORIX Real Estate includes 12 certified architects.

•	Credit Evaluation Experience. We believe that we have accumulated substantial know-how in evaluating the credit of prospective tenants, general contractors and other related parties.

•	Access to Information. We have the ability to obtain detailed information relating to various aspects of real estate due to the know-how of subsidiaries that specialize in property management, due diligence and appraisals with first-hand access to such information.

•	Specialist Cooperation. We believe that we can make swift real estate related investment decisions because our management structure facilitates close cooperation amongst a number of our specialist groups, including those responsible for legal, accounting, tax and compliance issues.

We believe our accumulated experience in evaluating real estate cash flows when we consider a particular transaction allows us to mitigate risks. We also believe we are able to mitigate asset price deflation risk by adding value through our development expertise to real estate we have purchased.

Based on a number of indices for measuring profitability, real estate investment decisions are made by the ICC based upon reports analyzing a variety of risks, including reputation risk. Considering securitizations of loan receivables and purchases of real estate, such as buildings, that we intend to resell, the liquidity of real estate investments has become an important issue that we believe we must evaluate in order to manage asset deflation risk.

All transactions involving our real estate business are reported regularly to top management at their monthly strategy meetings and to the ICC. This system allows us to monitor the progress of each project and the total balance of assets and revenues, to control delays in the receipt, and volatility, of revenues and to reduce asset deflation risk. As a result of our monitoring activities, real estate in which we have invested is sold if we judge that there will be no recovery in the revenue stream.

Residual Value Risk Management

We provide both direct financing leases and operating leases, both of which are subject to residual value risk. We record a loss at the end of a leasing period if we are unable to recover the residual value of the lease. We believe the residual value risk for direct financing leases is small, from our perspective as lessor, because the residual value risk associated with holding the asset essentially lies with the lessee. The residual value risk for operating leases, however, is borne by the lessor. Accordingly, the setting and monitoring of estimated residual value of operating leases is very important. We calculate residual value based on secondary market values of the assets at the time of the origination of the lease and assumptions about the obsolescence of a particular piece of equipment.

Some operating lease items such as ships or aircraft have long lives, but may only be leased out for a few years and the secondary market values of these types of equipment are volatile. We primarily limit our ship operating leases to general purpose ships that are relatively easier to repossess and re-lease. We finance larger ships that may have specific uses, but do not own them, as we do in the case of operating leases. For aircraft, we have limited our inventory primarily to narrow-bodied aircraft, which are relatively versatile and relatively easy to lease. We monitor the market values of these ships and aircraft and sell off assets as necessary or desirable to reduce our exposure to downward trends in the market.

We regularly monitor secondary market values for equipment such as personal computers and automobiles and set and adjust residual value assumptions depending on our assessment of past and future trends in the market values for such equipment.

Equity and Bond Risk Management

Our subsidiaries in Japan and overseas that make investments in the equity or debt securities of other companies, along with our Risk Management Headquarters in Tokyo, monitor market trends and the condition of those companies which allows for a quick response to mitigate market risks associated with those investments. A substantial portion of the marketable equity securities we hold consists of those held to maintain our business relationships in Japan. As with general credit risk management, our sales and marketing departments monitor the market environment, operating results and financial condition of the companies in which we invest, and our Risk Management Headquarters provides credit information and industry analysis reports to our sales and marketing departments. Based on information on the unrealized gains or losses of the securities and the probability of companies defaulting on their commitments, our Risk Management Headquarters makes recommendations each month, including to sell securities or conduct more detailed analysis of particular companies.

A substantial portion of our total bond investments are made by ORIX Life and OCM. In connection with such investments, the investment departments of ORIX Life and OCM regularly monitor interest rate policy, economic conditions, and securities and financial market trends. They also analyze price movements of securities, financial conditions of companies in which they invest and other factors daily. Our risk management departments and bond trading departments review and compare daily reports against internal guidelines, and macro and microeconomic conditions, while the risk management departments verify that our guidelines are being followed properly. The investment departments take actions based on our approved guidelines for conducting sales of a security to recognize a gain, to cut losses and to reduce positions.

Managing Other Risks

Liquidity Risk Management

Liquidity risk arises from the risk that we will have insufficient funds, or be unable to access sufficient funding, to meet our business commitments or to pay back our obligations as they become due, which could result in a payment default on our borrowings. We manage liquidity risk by diversifying our funding sources, establishing committed credit lines with financial institutions and adjusting levels of short and long-term funding in consideration of market conditions. As part of our ALM system, we also use cash flow maps to measure and monitor liquidity risk.

Legal Risk Management

Transactional legal risk is a major type of legal risk that we face in our business. Transactional legal risk includes the risk that the contracts into which we enter contain unintended conditions, are not legally effective or cannot be carried out as stipulated in the contract, or that the transactions in which we participate involved activities that are against, or not in strict compliance with, applicable laws. When we consider a new transaction, new product development or other new business activities, our risk management system requires an examination of these types of legal risks.

In an attempt to avoid, prevent and mitigate such legal risks, we require that our Risk Management Headquarters be involved in transactions from the early stages when a transaction is first considered through the documentation process in which transaction-related contracts are prepared for internal review and final approval. Contracts may not be approved internally unless they follow our prescribed rules and guidelines. Our Risk Management Headquarters is also involved in the approval of such contracts. Depending on the size and importance of a given transaction, we may also utilize the expertise of outside lawyers.

We monitor possible changes in the law by collecting information on proposed legal reforms, as such information becomes available. As necessary or appropriate, we may also initiate preparatory measures to address the requirements of new laws that are expected to take effect in the future and implement steps to ensure that we are, and continue to be, in compliance with new laws as they take effect.

To ensure that proper legal procedures are followed in connection with legal disputes and litigation, we require that our Risk Management Headquarters and other related sections be involved in such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties.

Operational Risk Management

As our business has expanded in recent years, we view operational risk management as a significant component of overall risk management. Operational risk refers generally to the risk arising in connection with the computer networks that we use, the administrative procedures and day-to-day operational procedures that we have established and any breakdown in these networks or procedures, or the systems that support them, as well as the risk of reputational damage arising from such a breakdown. In order to mitigate operational risks, our Risk Management Headquarters and Compliance Coordination Office monitors compliance with administrative procedures and ORIX Systems Corporation upgrades our computer systems as we deem necessary or desirable.

As part of operational risk management, we have attempted to further strengthen the functions of internal control and compliance in recent years. The Compliance Coordination Office is responsible for internal controls. Based on annual internal audit plans, the Office regularly monitors the company-wide compliance with internal rules and regulations and the accuracy self-assessment reports prepared by branch offices concerning internal controls. Based on this monitoring, the Office evaluates the effectiveness of existing internal controls and revises such controls as it deems necessary or desirable.

We created a compliance manual in 2002 which is distributed to all employees in Japan and senior management of significant overseas subsidiaries. Since fiscal 2003, we have conducted a number of company-wide training sessions in Japan to educate employees and to increase their awareness of compliance issues. Based on the analysis of these sessions, we are continuing our efforts to achieve a more effective compliance system.

RISK MANAGEMENT ASSOCIATED WITH NEW BUSINESSES

In an attempt to increase profitability, we have developed new businesses in real estate-related finance and investment banking that are different from our traditional businesses, which focus primarily on the provision of debt finance in the form of leases and loans. We believe that we must continue to evolve our risk management systems in order to manage the risks.

In response to the recent expansion of real estate-related finance and investment banking operations, ORIX has determined that it must create additional new risk management capabilities, including those involving the unified management of financing and investment risks, the analysis of risks associated with such new financial schemes developed overseas such as the securitization of real estate-secured loans with commercial mortgage backed securities, or CMBSs, methods for appraising assets in connection with M&A transactions and new business investments, and portfolio management systems that have a greater number of dimensions (portfolio management systems featuring higher levels of sophistication, comprehensiveness and multidimensionality).

In order for us to have effective checks and balances on our operations we are also examining new business transactions from perspectives different from those traditionally employed by our Risk Management Headquarters in credit evaluations. For example, we may consider the viability of a particular business along with its investment and financing scheme. In order to examine new business transactions from different perspectives, we make use of our accounting, tax, and legal specialists in our risk management groups.

For novel, complicated or large new business transactions, we require these specialists to be involved from the initial stages through the signing and execution of the transaction. We believe this minimizes risks and permits appropriate advice to be disseminated to our sales and marketing departments. Our risk management group specialists work together with outside specialists to assess target companies or assets before an acquisition is made and to analyze the progress of management plans after acquisition.

We have also tried to strengthen our monitoring system for real estate-related investments, asset acquisitions and private equity investments. We require monthly or quarterly reports to be made to top management that describe the progress of particular investments and provide comparative analyses of projected and actual results.

In order to further improve our ROE, we believe we must effectively use our management resources. We believe this will entail making capital investments in areas of high profitability and growth potential. We believe that we will be able to maximize our corporate value by allocating capital into these areas thereby balancing the risks that we estimate may be involved against our commitment to maintaining the soundness of our operations.

Although our risk management has focused on traditional areas that provide a stable source of earnings derived from our customer base, we believe that it is necessary to further strengthen our risk monitoring function as we become more involved in real estate-related finance and investment banking activities that we expect to become important sources of profitability and growth over the medium to long-term.

We feel that the growth of a company that focuses on profitability, soundness and growth potential is further promoted by the management of risk capital under a sound corporate governance infrastructure.

RISK MANAGEMENT OF INDIVIDUAL TRANSACTIONS, BUSINESSES AND GEOGRAPHICAL REGIONS

In addition to the risk management activities described above, we also attempt to manage specific risks associated with some types of particular transactions, certain individual businesses and the United States.

Direct Financing Leases

We consider direct financing leases to be in essence uncollateralized because ordinarily the only collateral provided is the leased item itself, and we generally assume that we will be able to recover only a portion of the residual value of the item in the event of a default. In addition, our customers in this business are generally small and medium-sized companies, many of which have not been rated by an independent credit agency. Substantial expertise is required to evaluate such unrated customers properly. When carrying out our evaluations, we pay close attention to factors that determine the basic sustainability of a business including profitability, cash flow, management quality and future macro prospects of the relevant business-line or industry in which the customer operates.

General Corporate Loans

Our first priority in evaluating whether to provide a general corporate loan is the creditworthiness of the borrower. We ordinarily require, as a condition to such loans, collateral, which is primarily real estate, but can include securities, deposits or other forms of collateral. Collateral appraisals are conducted by the Real Estate Appraisal Group in our Risk Management Headquarters or, as necessary or appropriate, by independent appraisers.

We also carefully analyze and monitor both the use of the funds to be provided and the means of the borrower to repay those funds in the future. In order to verify that funds will be used as proposed by a particular borrower, we directly contact the potential recipient of the funds to confirm such use. In some cases, we will make payments directly to the final recipient of the funds to further ensure that the funds are not used by the borrower for another purpose. In order to improve the probability that we will be repaid in full, we evaluate the potential return to be generated from the funds that we provide, and carry out stress tests and simulations based on both the borrower’s proposed use of funds and our own estimations of returns to be generated by the proposed use of funds.

Non-recourse Loans

Non-recourse loans are loans for which we are only entitled to cash flows generated from the property or project that the loan is funding. Therefore, the ability to assess cash flows of properties and projects under consideration is in our opinion the most important skill needed in this business. We have many years of experience in real estate operations. From this experience, we believe we have accumulated expertise in evaluating cash flows of office buildings, commercial buildings and other types of real estate. We use discounted cash flow analyses, stress testing and simulations while taking into account loan-to-value ratios, debt service-to-coverage ratios and different potential return simulations to analyze potential risks of each real estate property and project we consider for a non-recourse loan.

Housing Loans

ORIX Trust and Banking specializes in providing three main types of housing loans: (i) housing loans for self-occupancy purposes; (ii) loans for the purchase of single condominium units for investment purposes; and (iii) loans for the purchase of rental apartment buildings.

ORIX Trust and Banking carries out a detailed examination of each potential client’s ability to repay in line with such client’s particular lifestyle after conducting an in-person interview. In addition, evaluations are conducted on relevant real estate market information and estimates are made on cash flow expected to be derived from the real estate property and on the value of the collateral. Our housing loan operations may be differentiated in this way from large city banks which typically employ a standard scoring system.

When we make housing loans to individuals for the purchase property for self-occupancy purposes, we place particular emphasis on the stability of the borrower’s disposable income and analyze the existence of other debts and expenses, such as automobile loans, tax burden, insurance costs and children’s educational expenses. We also analyze future pension income, the potential value of the borrower’s parents’ home and the possibility of inheritance of assets of that nature as well as other factors that may affect the borrower’s ability to repay over the life of the loan. In the case of borrowers who are refinancing from other financial institutions, we examine past housing loan payment history in addition to the borrower’s credit quality.

Borrowers of our housing loans provided for the purchase single condominium units for investment purposes, are primarily doctors, government workers and managers from listed companies with relatively high salaries. We carry out stress tests on borrowers that have several properties to determine the extent to which the rental income can drop before they will be unable to make their payments. Also, our sales and marketing departments pay particular attention not only to the selection of the companies that sell the investment properties and their sales history, but also to such matters as the building maintenance company to be used once the building is completed and any other information we deem relevant. In addition, potential borrowers are also evaluated based on their awareness of their responsibility when borrowing such loans and their plans for future investments.

Before we make a loan to finance the purchase of an apartment building, we perform a rental simulation to estimate vacancy rates based on the surrounding market, the impact of a rise in interest rates and the future costs associated with maintenance of the building. Through this simulation, we evaluate the potential borrower’s ability to repay.

When a borrower has outstanding loans from us in excess of a specified amount, we conduct quarterly evaluations of the borrower’s income and the occupancy rate of the borrower’s rental units to evaluate the borrower’s ability to repay. We also evaluate the value of the collateral underlying the loan. For loans that have gone into default, or for which there are concerns about the borrower’s ability to repay, we evaluate the reason for the problem, the borrower’s total liabilities and the income from the borrower’s properties, and take measures that we deem appropriate for collection.

Consumer Card Loans

We provide non-collateralized consumer card loans with limits ranging from ¥500,000 to ¥3,000,000. Based on over 15 years of experience and a proprietary scoring system, we make the initial evaluation of a potential customer based on income level, past credit quality, other debt and other factors that may affect the borrower’s ability to repay. As a result of past deterioration of the economic environment in Japan, we increased the number of consumer credit information associations to which we belong in an attempt to improve our access to consume credit information to better determine trends in customer credit related to card loans.

For customers that have previously been granted credit we also carry out intermediate credit evaluations based upon an analysis of customer trends which enable us to further monitor the state of a customer’s loan contracts. We have a specialist section that concentrates on, and attempts to collect in full, loans we expect may soon become delinquent, such as loans for which monthly payments are regularly late. In order to reduce the risk of default, the section provides counseling to customers with a tendency to make late payments soon after such tendency is recognized.

In our asset management section, we utilize an automatic monitoring system to begin the collection process immediately after a default occurs.

Life Insurance

We believe a life insurance company must have a stable source of earnings to pay future insurance claims. Our life insurance business invests in assets which target income levels sufficient to cover such claims. The assets in which we invest, however, are exposed to a number of risks, including credit risk, market risk and liquidity risk.

Credit Risk Relating to Life Insurance

We assign our own ratings to bonds using ratings assigned by outside rating agencies as a reference. Based on our own ratings, we establish limits on life insurance related investments in securities of a single issuer in an effort to diversify credit risk. Furthermore, our life insurance business invests in bonds that have high credit ratings. Decisions on whether to continue to hold issues that have effectively exceeded our purchase limits due to downgrades in credit ratings are carried out on a case-by-case basis with due consideration given to the time to maturity and the amount by which the limits have been exceeded.

A large majority of the companies to which we make life insurance related loans are not rated by a rating agency. We do not manage the credit evaluation of such companies in the same manner as we do with issuers of bonds. Instead, we carry out our credit evaluations by analyzing quantitative data that is available in their financial statements and the collateral.

In addition, we monitor the financial position of companies to which we have made life insurance related loans by reexamining their financial positions and the value of their collateral on a semi-annual basis.

Market Risk Related to Life Insurance

In order to address market risks, we generally match the duration of our life insurance related assets with our life insurance related liabilities as part of our ALM system. However, as present interest rates are historically very low and we have intentionally maintained a shorter duration for assets than liabilities in order to hedge against a rise in interest rates. Also, we calculate value-at-risk using the past profitability for each different asset category that we hold and attempt to manage the degree of permissible risk while monitoring this calculation.

The majority of our life insurance related loans are floating rate loans based on the long-term prime rate and we therefore believe that we are exposed to relatively little interest rate risk.

Liquidity Risk Related to Life Insurance

We control the maturity of new life insurance related assets we acquire in a manner that avoids the creation of a cash shortage at a specific point in time, based upon the degree of matching, from an ALM perspective, between future cash flows from insurance policies and future cash flows from life insurance related assets.

United States

Our largest overseas segment in terms of asset size is the Americas segment and our subsidiaries in the United States are involved in several business areas that include direct financing leasing, securities investment, real estate development and CMBS transactions. Our subsidiaries in the United States employ their own unique risk management systems in addition to our comprehensive risk management system.

Since last year, we have been reorganizing the organizational structures, policies and risk management systems of our principal subsidiaries in the United States (which used to manage their operations independently of each other) by combining the functions of their respective sales and marketing and administration divisions.

The organizational structure of the risk management function at each of our principal subsidiaries in the United States consists of the following positions: a sales or marketing manager position, a dedicated credit staff position and a Chief Risk Officer position responsible for monitoring and managing credit risk within the portfolios, with a senior role in the credit approval process. Pursuant to this structure, our subsidiaries in the United States carry out multi-layered management of investment and credit evaluation. Identical credit approval limits have been set for all of our subsidiaries in the United States in order to, among other things, increase the awareness of risk between the subsidiaries and to further increase the speed of the decision-making process. Depending on the amount, credit approval limits for new transactions require the joint approval of senior management of our subsidiaries in the United States and of senior ORIX management, while transactions over a certain amount require approval of the ICC in Tokyo. In addition, in order to have a system of checks in place, the details of overseas monitoring of individual transactions and portfolios are reported to our Risk Management Headquarters in Tokyo.

We employ internal credit risk ratings as a method to continuously monitor individual transactions of our US subsidiaries at the time of, and after, origination. Nine levels of credit risk ratings are applied with reference to classifications which we believe are similar to those employed by financial institutions regulated by the United States Federal Reserve Board, or the FRB, and the Office of the Comptroller of the Currency, or the OCC. These credit risk ratings are used as the standard for determining the trend of problem assets, provisioning and recording write-downs.

After a transaction has been completed, each subsidiary is responsible for reporting changes in individual risk ratings so that problem assets and trends can be quickly identified. Specific reserves and provisioning requirements are determined at quarterly risk management review meetings that are attended by the sales and marketing and credit heads of each subsidiary together with representatives from OUC executive management, OUC risk management, accounting, internal audit and our Risk Management Headquarters in Tokyo. Results of these review meetings are reported to our CEO and the executive officer responsible for overseas activities who usually also attend the quarterly board of directors’ meetings of our subsidiaries in the United States.

GOVERNMENTAL AND POLITICAL POLICIES AND FACTORS

In our opinion, no current governmental economic, fiscal, monetary or political policies or factors have materially affected, or threaten to materially affect, directly or indirectly, our operations or the investments in our Shares by our US shareholders.

Item 6. Directors, Senior Management and Employees

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS

ORIX’s board of directors has the ultimate responsibility as the decision-making body over our affairs. The articles of incorporation of ORIX provide for no less than three directors. Directors are elected at general meetings of shareholders. The term of office, as stipulated under the Japanese Commercial Code and the Law Regarding Exceptional Rules of the Commercial Code, or the Commercial Code of Japan, for companies that adopt a “Company with Committees” board model, of any director expires within one year after his or her assumption of office, on the close of the annual general meeting of shareholders held to release the last settlement of accounts.

At the 40th annual general meeting of shareholders held on June 25, 2003, shareholders of ORIX passed a resolution to amend ORIX’s articles of incorporation and allow the Company to adopt a “Company with

Committees” board model, which became possible as a result of amendment to the Law for Special Provisions for the Commercial Code of Japan effective on April 1, 2003. The Company with Committees board model replaced the former system that required corporate auditors to monitor the board on behalf of shareholders.

This Company with Committees system, as stipulated under the Commercial Code of Japan, requires the establishment of three committees, the Audit, Nominating and Compensation Committees, made up of members of the board of directors. Each committee is required to consist of three or more directors, a majority of whom must be “outside” directors. Directors may serve on more than one committee. The term of office of committee members is not stipulated under the Commercial Code of Japan. However, as a committee member must be a director of the company, the term expires within one year after his or her assumption of office, on the close of the annual general meeting of shareholders held to release the last settlement of accounts.

An “outside” director is defined as a director who does not have a role in executing the company’s business, who has not assumed the position of director, executive officer (shikkou-yaku), manager or any other employee with the role of executing the business of the company or its subsidiaries in the past, and who does not assume the position of director or executive officer of such subsidiaries or manager or any other employee of such company or subsidiaries with the role of executing the business thereof. Although not required by the Commercial Code of Japan, each committee of ORIX is currently chaired by an outside director.

Under the Company with Committees system, a company will also have executive officers, who are appointed and dismissed by the board of directors and who make the material management decisions for the company. The board of directors may delegate substantial management authority to executive officers under this system. For example, the board may delegate to executive officers the authority to approve issuances of shares of capital stock and bonds. In addition, Commercial Code of Japan permits an individual to simultaneously be a director and an executive officer of the company.

With the adoption of the Company with Committees system, the Audit Committee is responsible for monitoring the board of directors on behalf of shareholders, a role that was traditionally carried out by corporate auditors under the corporate auditor system. Under the Company with Committees system, the directors of the Company that compose the Audit Committee are not permitted to be executive officers, managers or any other employees of the Company, or its subsidiaries nor directors of any of such subsidiaries with the role of executing the business thereof. Under the Company with Committees system, the Audit Committee generally has powers and duties that are similar to those given to corporate auditors. This includes responsibility for monitoring the performance of the directors and executive officers in the performance of their duties, as well as the right to propose the appointment or dismissal, or to refuse reappointment, of the Company’s certified public accountants at the general meeting of shareholders. Accordingly, any proposal for appointment or dismissal of a certified public accountant needs to be submitted to a general meeting of shareholders for approval. In furtherance of their responsibilities, the Audit Committee has the power to request from any director, executive officer, manager or other employee, at any time, a report of their business operations and to inspect for themselves the details of the Company’s business operations and financial condition.

Three members that include Yoshinori Yokoyama, Akira Miyahara and Masaaki Yamamoto comprise the Audit Committee.

The Nominating Committee is authorized to select director candidates. Directors are elected from a list of candidates at the general meeting of shareholders. In addition, the Nominating Committee deliberates on the appointment or dismissal of executive officers, although this is not required under the Commercial Code of Japan. Furthermore, the proposal regarding director candidates that is presented at the general meeting of shareholders by the Nominating Committee is first reported to the board of directors, although this is also not required by the Commercial Code of Japan.

Six members that include Akira Miyahara, Tatsuya Tamura, Paul Sheard, Hirotaka Takeuchi, Yoshihiko Miyauchi and Yasuhiko Fujiki comprise the Nominating Committee.

The Compensation Committee has the authority to set the compensation level for directors and executive officers. This committee determines our policy on compensation. This policy is described in the business report in accordance with the Commercial Code of Japan. This committee follows this policy when setting the compensation for directors and executive officers.

Six members that include Tatsuya Tamura, Yoshinori Yokoyama, Paul Sheard, Hirotaka Takeuchi, Yoshihiko Miyauchi and Yasuhiko Fujiki comprise the Compensation Committee.

AUDITORS’ INDEPENDENCE

ORIX must appoint independent certified public accountants, who have the statutory duty of examining the non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP. The independent certified public accountants must present an auditor’s report to the Audit Committee and the executive officers specified by the board of directors. The independent certified public accountants are also responsible for auditing financial statements that are submitted to the Prime Minister of Japan. The board of directors is required to submit the audited non-consolidated financial information to the general meeting of shareholders, while audited consolidated and non-consolidated financial information is required to be submitted to the Tokyo and Nagoya Stock Exchanges, the Osaka Securities Exchange and to the Prime Minister.

Presently, ORIX’s independent certified public accountants are KPMG AZSA & Co., the Japan member firm of KPMG International, a Swiss cooperative, or KPMG. The independence of KPMG AZSA & Co. has been considered and confirmed by ORIX’s board of directors. The board of directors also confirmed that no management-level individuals are currently seconded to or from KPMG AZSA & Co., and that no management-level individuals presently working for the other have previously worked, as the case may be, for ORIX or KPMG AZSA & Co.

In addition to the non-consolidated financial statements that are prepared under Japanese GAAP, we also prepare consolidated financial statements in accordance with accounting principles generally accepted in the United States, or US GAAP. US GAAP consolidated financial information is used by management for evaluating our performance and forms the basis for presentation of financial information to our shareholders. The consolidated financial statements prepared in accordance with US GAAP that are sent to shareholders and included in this annual report filed with the United States Securities and Exchange Commission, or the SEC, have been audited by KPMG AZSA & Co.

Until fiscal 2002, ORIX was required to submit non-consolidated and consolidated financial statements prepared in accordance with Japanese GAAP, in the required format, to the Tokyo and Nagoya Stock Exchanges, the Osaka Securities Exchange and to the Prime Minister. From fiscal 2003, these authorities currently accept consolidated information prepared in accordance with US GAAP if it conforms to the formatting requirements in Japan and if the company has securities listed on a stock exchange in the United States, as in the case of ORIX.

In the opinion of management, the provision of non-audit services did not in any way influence the independence of the audits conducted by KPMG AZSA & Co. because management took full responsibility for decisions relating to the activities affected by these services and KPMG AZSA & Co. and its affiliates did not assume any of the management authority and duties.

THE DIRECTORS

The directors of ORIX as of June 23, 2004 are as follows:

Name	Title	Year first appointed	Shareholdings as of March 31, 2004
			(In thousands)
Yoshihiko Miyauchi	Director, Representative Executive Officer, Chairman and Chief Executive Officer	1970	39
Yasuhiko Fujiki	Director, Representative Executive Officer, President and Chief Operating Officer	1994	6
Shunsuke Takeda	Director, Deputy President and Chief Financial Officer, Corporate Planning Office, Treasury Department	1993	2
Hiroaki Nishina	Director, Corporate Executive Vice President	1993	3
Kenji Kajiwara (1)	Director, Corporate Executive Vice President	2004	1
Takeshi Sato	Director, Corporate Senior Vice President	1997	7
Tatsuya Tamura	Outside Director; President, Global Management Institute, Inc.	1999	0
Akira Miyahara	Outside Director, Executive Advisor to the Board, Fuji Xerox Co., Ltd.	1999	1
Yoshinori Yokoyama	Outside Director, Auditor, Industrial Revitalization Corporation of Japan, Visiting Professor, Hitotsubashi University Graduate School of International Corporate Strategy	2002	0
Paul Sheard	Outside Director, Managing Director & Chief Economist Asia, Lehman Brothers	2003	0
Hirotaka Takeuchi	Outside Director, Dean, Hitotsubashi University, Graduate School of International Corporate Strategy	2004	0
Masaaki Yamamoto	Director	2003	2

(1)	Kenji Kajiwara was first appointed a director of ORIX in 1993. He left ORIX between 2001 and 2004 to accept a director position on the board of an affiliate, Aozora Bank, Ltd. In 2004, he left Aozora Bank and was reappointed to the ORIX board of directors.

Except for Tatsuya Tamura, Akira Miyahara, Yoshinori Yokoyama, Paul Sheard, and Hirotaka Takeuchi all of the directors are engaged in our business on a full-time basis.

Yoshihiko Miyauchi

Director

Representative Executive Officer

Chairman and Chief Executive Officer

Yoshihiko Miyauchi began his career at Japan Cotton and General Trading Co., Ltd. (later renamed Nichimen & Co., Ltd. and currently Sojitz Corporation) in 1960 and worked there four years before entering Orient Leasing Co., Ltd. (currently ORIX Corporation) as one of the founding 13 members in 1964. Miyauchi became a director in 1970 and was appointed president and CEO in 1980, a position he held until he assumed his present role as chairman and CEO in April 2000. In his term as CEO, Miyauchi has overseen the development of ORIX into an integrated financial services company that has continued to be on the forefront of innovation.

Miyauchi is a strong proponent of deregulation and serves as the president of the Council for Promoting Regulatory Reform and is a vice chairman of the Board of Councillors for the Nippon-Keidanren (Japan Business Federation). He also has directorships on the boards of Fuji Xerox Corporation, Aozora Bank, Ltd., Mercian Corporation, Showa Shell Sekiyu K.K, and Sony Corporation. Miyauchi was born in September 1935 and graduated with a BA from the School of Business Administration of Kwansei Gakuin University in 1958 followed by an MBA from the University of Washington in the United States in 1960.

Yasuhiko Fujiki

Director

Representative Executive Officer

President and Chief Operating Officer

Yasuhiko Fujiki joined Nikko Securities Co., Ltd. in 1968, before moving to Mitsubishi Development Co., Ltd. in 1971 then to ORIX in 1976. Following appointments as general manager of the Real Estate Sales Department, Credit Department and General Affairs Department, Fujiki was appointed director in charge of General Affairs in 1994. In 1997, he became principal and director in charge of the Office of the President and director in charge of the Personal Financial Services, or PFS, Department. In 1999 Fujiki became a corporate senior vice president and was named chief branding officer in the same year.

In his role in the Office of the President, Fujiki was instrumental in the Company’s recent M&A activities and strategic plans to position ORIX to continue to be a major player in Japanese and international financial markets. Since being appointed president and COO in April 2000, Fujiki now oversees the execution of the ORIX Group’s business activities and is leading the next generation of ORIX leadership into the 21st Century.

Fujiki also serves as chairman of the Japan Commodities Fund Association, or JCFA, secretary to the Keizaidoyukai (Japan Association of Corporate Executives), vice-chairman of the Japan Leasing Association, and a director of the Association for Real Estate Securitization.

Fujiki was born in November 1945 and graduated from Waseda University’s School of Commerce in 1968.

Shunsuke Takeda

Director

Deputy President

Chief Financial Officer

Corporate Planning Office

Treasury Department

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

Takeda was appointed managing director in 1997 and corporate executive vice president in 1999. He has been chief financial officer since 1997 and has been instrumental in creating an advanced system for efficient fund procurement of ORIX and its subsidiaries. He assumed the present position of deputy president in April 2000. In addition to his oversight of the Treasury Department and support of ORIX’s President, in August 2000 he was appointed to oversee the reorganization of ORIX’s Investment Banking Headquarters. Takeda also served as the officer in charge of the Office of the President from April 2001 until February 2004 and has been the officer in charge of the Corporate Planning Office from February 2004.

Takeda was born in 1941 and graduated from The University of Tokyo Faculty of Law in 1965.

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

Nishina was born in 1944 and graduated from Kwansei Gakuin University’s School of Economics in 1968.

Kenji Kajiwara

Director

Corporate Executive Vice President

Tokyo Sales Headquarters

Asset Administration Department

Kenji Kajiwara joined Nomura Securities, Co., Ltd. in 1968 before entering ORIX in 1971. After being appointed general manager of the Office of the President in 1991 he became a director in 1993 and was also appointed the officer in charge of the Office of the President. In 1997, he became the deputy head of the Kinki (Osaka) Sales Headquarters and general manager of the Osaka Sales Department IV. Kajiwara also became a corporate executive officer in 1998 and was appointed a corporate senior vice president in 2000. From September 2000, he became a senior executive officer of The Nippon Credit Bank, Ltd. (currently Aozora Bank, Ltd.) and was made a senior managing director in June 2001. In April 2004, Kajiwara was appointed a director of the Aozora Bank, Ltd. and Advisor to ORIX. In May 2004, he returned to ORIX and was promoted to the position of corporate executive vice president, named head of the Tokyo Sales Headquarters and became the officer in charge of the Asset Administration Department. In June 2004, Kajiwara was also appointed a director.

Kajiwara was born in September 1945 and graduated from the Osaka City University School of Economics in 1968.

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

Tatsuya Tamura

Outside Director, ORIX Corporation

President, Global Management Institute Inc.

Co-Chairman, Japan Independent Directors Network

Director (Non-Executive), Suruga Bank Ltd.

Director (Non-Executive), Vodafone Holdings K.K.

Director (Non-Executive), SKY Perfect Communications Inc.

Director (Non-Executive), Kanebo Cosmetics Inc.

Tatsuya Tamura joined the Bank of Japan in 1961 and occupied a number of posts before becoming executive director in 1992. He served as chairman of A.T. Kearney (Japan) from April 1996 until June 2002, and was representative director of A.T. Kearney, K.K. from April 1998 until April 2002. He served as president of

EDS Japan from January 1997 to March 1999, and the president and CEO of Japan Investor Solutions and Technologies Co., Ltd. from August 1999 to June 2000. He has been a director (non-executive) at Suruga Bank Ltd. since June 2000. Tamura became president of Global Management Institute Inc. in May 2002, a director (non-executive) of Japan Telecom Co., Ltd (presently Vodafone Holdings K.K.) in June 2002, a director (non-executive) of SKY Perfect Communications Inc. in June 2003, and a director (non-executive) of Kanebo Cosmetics Inc. in May 2004.

Tamura was appointed as a member of ORIX’s advisory board in 1997 and then as a director in 1999 and an outside director under the “Company with Committees” structure in June 2003.

Tamura is also a member of Keizai Doyukai (Japan Association of Corporate Executives) and auditor of the Japan Center for Economic Research. He was born in October 1938 and graduated from The University of Tokyo Faculty of Law in 1961.

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

Miyahara was invited to the advisory board of ORIX in 1997 and was then appointed as an independent director in June 1999. Miyahara has brought with him a wealth of experience to the ORIX Board and provides an important outside perspective on the company’s strategy. Miyahara became an outside director under the “Company with Committees” structure in June 2003.

Miyahara was born in June 1939 and graduated from Kwansei Gakuin University’s Commercial Science Department in 1962.

Yoshinori Yokoyama

Outside Director, ORIX Corporation

Auditor, Industrial Revitalization Corporation of Japan

Visiting Professor, Hitotsubashi University

Graduate School of International Corporate Strategy

Yoshinori Yokoyama completed his architectural training at the University of Tokyo in 1966 before taking a position in the Kunio Maekawa & Associates. He earned an MA in Urban Design at the Harvard Graduate School of Design in 1972 and joined Davis, Broady & Associates in 1973. He obtained an MBA from the Sloan School of Management at MIT and joined McKinsey in 1975. He served as a director at McKinsey from 1987 to 2002. Yokoyama also served as a senior fellow at the Research Institute of Economy, Trade and Industry, IAI from 2002 to 2004. Yokoyama was appointed as an auditor to the Industrial Revitalization Corporation of Japan in April 2003 and became a visiting professor for Hitotsubashi University’s Graduate School of International Corporate Strategy in May 2004.

Yokoyama first became a member of ORIX Corporation’s advisory board in June 1997 before becoming a director in June 2002. Yokoyama became an outside director under the “Company with Committees” structure in June 2003.

Yokoyama was born in 1942 in Hiroshima Prefecture.

Paul Sheard

Outside Director, ORIX Corporation

Managing Director & Chief Economist Asia,

Lehman Brothers

After obtaining a PhD in Japanese Economy in 1986 from the Australian National University, Sheard took up a postdoctoral fellowship and later a faculty position at the Australian National University and in July 1993 joined the faculty of Osaka University. In January 1995, he joined Baring Asset Management as the strategist of the Japan Investment Team and was promoted to the position of head in September 1997. Sheard joined Lehman Brothers as managing director & chief economist Asia in September 2000 and was appointed as an outside director to ORIX under the “Company with Committees” structure in June 2003.

Sheard was born in 1954 in Adelaide, Australia and graduated with a Bachelor of Arts (Honours) from Monash University in 1981, and earned a PhD in Japanese Economy in 1986 and a Master of Economics in 1988 from the Australian National University.

Hirotaka Takeuchi

Outside Director, ORIX Corporation

Dean, Hitotsubashi University

Graduate School of International Corporate Strategy

Hirotaka Takeuchi joined McCann-Erickson Advertising Co., Ltd. in 1969, before taking a position as research assistant at the Graduate School of Business Administration at the University of California, Berkeley in 1972. He became a lecturer at the Graduate School of Business Administration at Harvard University in 1976 and became an assistant professor there before returning to Japan in 1983 as an assistant professor at Hitotsubashi University’s School of Commerce, where he later became professor in 1987. He has held his present position at the Graduate School of International Corporate Strategy since 1998. Takeuchi became a corporate auditor of ORIX in June 2000, resigned in June 2003, and was then appointed an outside director of ORIX Corporation in June 2004.

Takeuchi’s publications include Kigyo no Jiko Kakushin (Self-innovation of Firms), Chuo Koron Publishing Corporation (co-authorship); Ishitsu no Manejimento (Management of Heterogeneity), Diamond Publishing Corporation (co-authorship); Besuto Purakutisu Kakumei (Best Practice Revolution), Diamond Publishing Corporation; The Knowledge-Creating Company, Oxford University Press (co-authorship); Chishiki Sozo Kigyo, Toyo Keizai Inc. (co-authorship); Can Japan Compete, Basic Books (co-authorship); Nihon no Kyoso Senryaku (co-authorship); and Hitotsubashi on Knowledge Management, John Wiley (co-authorship).

Takeuchi was born in 1946 and he graduated from the International Christian University in 1969. He went on to receive an MBA in 1971 and a Ph.D. in 1977 from the Graduate School of Business Administration at the University of California, Berkeley.

Masaaki Yamamoto

Director

Masaaki Yamamoto joined ORIX in 1972 after working five years at Ube Industries, Ltd. He became general manager of the Accounting Department in 1996 and was appointed to the position of standing corporate auditor in June 2001. Yamamoto was appointed to the position of director under the “Company with Committees” structure in June 2003.

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

With the adoption of the new corporate governance “Company with Committees” board model, “executive officers” were nominated as stipulated under the Commercial Code of Japan. Before the adoption of the “Company with Committees” board model, the term shikkou yakuin (corporate executive officer) was used by us to refer to those executives responsible for executing decisions by the board of directors, but there was no specific Japanese law covering the responsibilities and duties of corporate executive officers as this system was voluntarily adopted. Pursuant to the Commercial Code of Japan, our executive officers under the new Company with Committees system now bear responsibilities to the Company and to third parties, as the case may be, in a manner similar to the responsibilities borne by directors of companies that still employ a traditional corporate governance system.

The executive officers of ORIX as of June 23, 2004, unless otherwise described, are as follows:

Name	Title	Areas of duties
Yoshihiko Miyauchi	Chairman and Chief Executive Officer
Yasuhiko Fujiki	President and Chief Operating Officer
Shunsuke Takeda	Deputy President and Chief Financial Officer	Corporate Planning Office, Treasury Department
Hiroaki Nishina	Corporate Executive Vice President	Real Estate Business Headquarters; President, ORIX Real Estate Corporation
Kenji Kajiwara	Corporate Executive Vice President	Tokyo Sales Headquarters, Asset Administration Department
Hiroshi Nakajima	Corporate Executive Vice President	Risk Management Headquarters, Receivables Administration Office
Masaaki Tashiro	Corporate Executive Vice President	Real Estate Finance Headquarters
Yukio Yanase	Corporate Executive Vice President	Responsible for Overseas Activities, Office of the President
Takeshi Sato	Corporate Senior Vice President	Chairman, ORIX USA Corporation
Masahiro Matono	Corporate Senior Vice President	OQL Headquarters
Masaru Hattori	Corporate Senior Vice President	Accounting Department, Corporate Planning Office
Koichiro Muta	Corporate Senior Vice President	Investment Banking Headquarters
Nobuyuki Kobayashi	Corporate Senior Vice President	Corporate Administration Department
Akira Fukushima	Corporate Senior Vice President	IT Business Headquarters, President, ORIX Computer Systems Corporation, President, ORIX Callcenter Corporation
Hiroshi Nakamura	Executive Officer	Compliance Coordination Office
Kozo Endo (1)	Executive Officer	Business Organization Reform
Shintaro Agata	Executive Officer	Treasury Department
Tetsuo Matsumoto	Executive Officer	Real Estate Finance Headquarters
Tadao Saika	Executive Officer	District Sales Headquarters
Hideaki Morita	Executive Officer	Kinki (Osaka) Sales Headquarters

Name	Title	Areas of duties
Eiji Mitani	Executive Officer	Administration Center, Sales Administration Department, Tokyo Sales Headquarters
Yoshitaka Matsuno	Executive Officer	International Headquarters
Masayuki Okamoto	Executive Officer	Strategic Investment Planning Group (as of July 1, 2004), Investment Banking Headquarters
Teruo Isogai	Group Executive	President, ORIX Auto Leasing Corporation
Tamio Umaki	Group Executive	President, ORIX Rentec Corporation
Yutaka Okazoe	Group Executive	Deputy President, ORIX Real Estate Corporation
Izumi Mizumori	Group Executive	President, ORIX Life Insurance
Yoshiyuki Yoshizumi	Group Executive	Deputy President, ORIX Auto Leasing Corporation
Tsutomu Matsuzaki	Group Executive	President, Nittetsu Lease, Co., Ltd., President, Nittetsu Leasing Auto, Co., Ltd.

(1)	As of June 29, 2004.

EMPLOYEES

As of March 31, 2004, we had 12,481 full-time employees, compared to 11,833 as of March 31, 2003 and 11,271 as of March 31, 2002. We employ 9,925 staff in Japan, 1,780 staff in Asia and Oceania, 664 staff in America and 112 staff in Europe as of March 31, 2004. We consider our labor relations to be excellent. None of our employees is represented by a union while employees of some of our subsidiaries and affiliates are represented by unions.

The mandatory retirement age for our employees is 60, and varies for our subsidiaries and affiliates. ORIX announced in June 1999 an early voluntary retirement program which is available to ORIX employees who are at least 54 years old. Employees who take advantage of this program receive their accrued retirement package plus an incentive premium.

ORIX and some of our subsidiaries have established contributory and non-contributory funded pension plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of these payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In addition, until June 2003, directors and corporate auditors of ORIX and some subsidiaries received lump-sum payments upon termination of their services under unfunded termination plans. These payments were discontinued by ORIX after June 2003. Total provisions (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥6,238 million, ¥7,094 million and ¥9,564 million in the years ended March 31, 2002, 2003 and 2004, respectively.

SHARE OWNERSHIP

As of March 31, 2004, the directors of the Company directly held an aggregate of 63,924 Shares, representing 0.08% of the total Shares then in issue.

COMPENSATION

To ensure greater management transparency, we established the executive nomination and compensation committee in June 1999. Its functions included recommending executive remuneration. With the move to a “Company with Committees” board model in June 2003, the committee was replaced with a Nominating Committee and a Compensation Committee. For discussion of these committees, see “Item 6.—Board of Directors.”

At the shareholders’ meeting held on June 25, 2003, with our adoption of the “Company with Committees” board model, ORIX terminated its program for retirement payments to directors and corporate auditors. In connection with the termination of this system, shareholders approved payments of an aggregate maximum amount of ¥3,250 million to directors and ¥50 million to corporate auditors for the accumulated amounts under these payments. The amount, timing and method of payment was approved for each director and corporate auditor by the Compensation Committee. The payments to individual directors and corporate auditors were based on the length of service and remuneration at the time of termination.

Since June 25, 2003, there has been no adoption of a program for retirement payments to directors or executive officers of ORIX. In addition, there is no program for retirement payments from any ORIX subsidiary to directors or executive officers of ORIX.

There are no service contracts between any of our directors or executive officers and the Company or any of its subsidiaries providing for benefits upon termination of the employment.

The following table shows the names of directors and executive officers who received, or in the case of 2004 are expected to receive, stock options, and the number of Shares for which they were, or in the case of 2004 are expected to be, granted options, under the 1998, 1999, 2000, 2001, 2002, 2003 and 2004 stock option plans (except warrant plans). The specific number of Shares to be granted to each individual under the 2004 stock option plan has not yet been approved. Each unit of the Shares has one vote. We have not issued any preferred shares. Titles for each individual as of June 23, 2004, unless otherwise described, are as follows.

Name	Title	1998-2002 stock option plans	2003 stock option plan	2004 stock option plan (1)
Yoshihiko Miyauchi	Chairman and Chief Executive Officer	112,000	21,000	21,000
Yasuhiko Fujiki	President and Chief Operating Officer	53,000	13,000	13,000
Shunsuke Takeda	Deputy President and Chief Financial Officer	47,000	9,000	9,000
Hiroaki Nishina	Director and Corporate Executive Vice President	30,500	7,000	7,000
Kenji Kajiwara	Director and Corporate Executive Vice President	23,000	4,500	6,500
Takeshi Sato	Director and Corporate Senior Vice President	33,000	6,000	6,000
Tatsuya Tamura	Outside Director	4,000	1,500	1,500
Akira Miyahara	Outside Director	4,000	1,500	1,500
Yoshinori Yokoyama	Outside Director	1,500	1,500	1,500
Paul Sheard	Outside Director	—	1,500	1,500
Hirotaka Takeuchi	Outside Director	1,500	0	1,500
Masaaki Yamamoto	Director	5,100	4,500	4,500
Hiroshi Nakajima	Corporate Executive Vice President	28,000	6,000	6,500
Masaaki Tashiro	Corporate Executive Vice President	23,500	5,500	6,000
Yukio Yanase	Corporate Executive Vice President	—	—	6,000
Masahiro Matono	Corporate Senior Vice President	28,500	5,500	5,500
Masaru Hattori	Corporate Senior Vice President	26,000	5,500	5,500
Koichiro Muta	Corporate Senior Vice President	10,500	5,500	5,500
Nobuyuki Kobayashi	Corporate Senior Vice President	24,000	5,000	5,500
Akira Fukushima	Corporate Senior Vice President	14,000	4,500	5,000
Hiroshi Nakamura	Executive Officer	8,500	4,500	4,500
Kozo Endo (2)	Executive Officer	12,500	4,500	4,500
Shintaro Agata	Executive Officer	12,500	4,500	4,500
Tetsuo Matsumoto	Executive Officer	9,300	4,500	4,500
Tadao Saika	Executive Officer	2,400	4,000	4,500
Hideaki Morita	Executive Officer	2,900	4,000	4,500
Eiji Mitani	Executive Officer	3,600	4,000	4,500
Yoshitaka Matsuno	Executive Officer	1,500	4,000	4,500
Masayuki Okamoto	Executive Officer	2,000	1,500	4,000
Teruo Isogai	Group Executive	31,500	4,500	4,500
Tamio Umaki	Group Executive	18,000	4,500	4,500
Yutaka Okazoe	Group Executive	5,100	4,500	4,500
Izumi Mizumori	Group Executive	4,500	4,500	4,500
Yoshiyuki Yoshizumi	Group Executive	6,000	4,500	4,500
Tsutomu Matsuzaki	Group Executive	6,000	4,500	4,500

(1)	Expected.
(2)	As of June 29, 2004.

In addition, the following individuals who are no longer executive officers of ORIX received stock options in fiscal 2003.

Name	Title as of date of departure	1998-2003 stock option plans
Yoshiaki Ishida	Vice Chairman	70,500
Katsuo Kawanaka	Deputy President	51,500
Takafumi Kanda	Group Executive	9,000

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

Stock Option Plans

Our shareholders approved Stock Option Plans at the ordinary general meeting of shareholders in the years from 1997 to 2000 inclusive, under which Shares were purchased from the open market and held by ORIX for transfer to Directors and Corporate Executive Officers and some employees of ORIX upon the exercise of their options. Shareholders also approved Warrant Plans for the years 1998 to 2001, a stock subscription rights plan in 2001 and stock acquisition rights plans in 2002, 2003 and 2004.

Under the 1997 to 1999 Stock Option Plans, the exercise prices of the options were adjusted on April 1, 2000 to reflect the subdivision of each share of common stock into 1.2 Shares, which was implemented on May 19, 2000. Options granted under Stock Option Plans generally expire one year after the termination of the option holder’s service with ORIX.

At the ordinary general meeting of shareholders in June 2004, ORIX’s shareholders approved the 2004 Stock Acquisition Rights Plan, under which Stock Acquisition Rights of a maximum of 6,400, each convertible into 100 new Shares, will be granted to directors, executive officers and some employees of ORIX and directors, corporate auditors and certain employees of subsidiaries and affiliates.

	Shares granted	Exercise price per Share	Option expiration date
1998 Stock Option Plan	146,000	¥7,784	June 26, 2008
1999 Stock Option Plan	145,000	10,393	June 29, 2009
2000 Stock Option Plan	316,700	16,272	June 29, 2010
2001 Stock Subscription Rights Plan	300,900	12,329	June 28, 2011
2002 Stock Acquisition Rights Plan	453,300	7,452	June 26, 2012
2003 Stock Acquisition Rights Plan	516,000	7,230	June 25, 2013
2004 Stock Acquisition Rights Plan (1)	640,000	—	June 23, 2014

(1)	The number of Shares authorized to be granted is 640,000. The actual number of Shares granted pursuant to such authority may be less than the number authorized.

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

	Warrants granted	Exercise price per Share	Warrant expiration date
2000 Warrant Plan	126,143	¥14,090	September 6, 2004
2001 Warrant Plan	124,303	12,329	July 22, 2005

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders as of March 31, 2004 registered on our Register of Shareholders. Each unit of the Shares has one vote and our major shareholders have no different voting rights. We do not issue any preferred shares.

Name	Number of Shares held	Percentage of total Shares in issue
	(thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	12,593	14.93
The Master Trust Bank of Japan, Ltd (Trust Account)	7,795	9.24
State Street Bank and Trust Company	7,695	9.12
The Chase Manhattan Bank, N.A. London	4,811	5.70
The Chase Manhattan Bank, N.A. London SL Omnibus Account	2,769	3.28
Mellon Bank Treaty Clients Omnibus	2,674	3.17
Nippon Life Insurance Company	1,437	1.70
The Chase Manhattan Bank 385036	1,258	1.49
The Norinchukin Bank	1,099	1.30
Trust & Custody Services Bank, Ltd. (Trust Account B)	1,047	1.24

ORIX is not directly or indirectly owned or controlled by any corporations, natural or legal persons severally or jointly. As of March 31, 2004, the percentage of outstanding Shares held by overseas corporations and individuals was 50.7%.

We received a copy of a filing made by Capital Group International, Inc., or CGII, to the Kanto Regional Finance Bureau on March 5, 2004 indicating that CGII held 11,853,870 Shares, representing 14.05% of ORIX’s outstanding Shares. In addition, in February 2004, ORIX received from CGII a notice that included a copy of a Schedule 13G filed by CGII and Capital Guardian Trust Company on February 10, 2004 pursuant to Rule 13d-1(b) under the Securities and Exchange Act of 1934, or the Act. The notice indicated that neither CGII nor any of its affiliates owned Shares for its own account and that the Shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to “beneficially own” 10,230,880 Shares as of December 31, 2003, representing 12.1% of ORIX’s outstanding Shares, of which 6,607,390 Shares, representing 7.8% of ORIX’s outstanding Shares, were held by the Capital Guardian Trust Company.

In June 2003, we received a copy of a filing made by Mitsui Asset Trust and Banking Company, Limited, or Mitsui Asset Trust, to the Kanto Regional Finance Bureau on June 13, 2003 indicating that Mitsui Asset Trust held 4,878,600 shares of the Company’s common stock, representing 5.78% of ORIX’s outstanding Shares, as part of Mitsui Asset Trust’s assets under management.

In June 2004, we received a copy of a filing made by the Nomura Group to the Kanto Regional Finance Bureau on June 15, 2004 indicating that the Nomura Group held 4,731,149 Shares, representing 5.60% of ORIX’s outstanding Shares, as part of the Nomura Group’s assets under management.

In November 2003, we received a copy of a filing made by The Sumitomo Trust & Banking Co., Ltd., or Sumitomo Trust, to the Kanto Regional Finance Bureau on November 14, 2003 indicating that Sumitomo Trust held 4,098,700 Shares, representing 4.86% of ORIX’s outstanding Shares, as part of Sumitomo Trust’s assets under management.

RELATED PARTY TRANSACTIONS

As of March 31, 2004, no person was the beneficial owner of more than 10% of any class of the Shares (with the possible exception of CGII for the reasons described above) which might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with CGII, Mitsui Asset Trust, Sumitomo Trust, Nomura Group or other shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain key management personnel or with certain companies over which we, or our key management personnel, may have a significant influence. Our business relationships with these companies and individuals cover many of the financial services we provide our clients generally. We believe we conduct our business with these companies and individuals in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in us, if they were not our key management personnel, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

Since the beginning of our preceding three fiscal years, there have been no transactions or outstanding loans, including guarantees of any kind, and there are none currently proposed, that are material to us, or to our knowledge, to the other party, between us and any (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel, including directors and senior management of companies and close members of such individuals’ families; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence. We note, however, that ORIX has entered into a contract with Global Management Institute Inc. that is headed by President Tatsuya Tamura, who is also an outside director of ORIX. Under the contract ORIX pays ¥6 million per year to receive information on the Japanese and global economies and industries as well as information needed for examining specific areas. We believe this transaction has been conducted in the normal course and is on terms equivalent to those that would exist if our key management personnel did not have significant influence over Global Management Institute. Although this transaction is not material to us or, to our knowledge, to Global Management Institute, it may in fact be material to Global Management Institute.

There are no outstanding loans (including guarantees of any kind) made by the Company or any of its subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph except for the following. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) in the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all of our affiliates, including those which may fall within the meaning of a related party, totaled ¥7,959 million as of March 31, 2004 and did not exceed ¥13,600 million over the entire fiscal year. We believe these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

Item 8. Financial Information

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.”

LEGAL PROCEEDINGS

See “Item 4. Information on the Company—Legal Proceedings.”

DIVIDEND POLICY AND DIVIDENDS

See “Item 10. Additional Information—Dividend Policy and Dividends.”

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

TOKYO STOCK EXCHANGE PRICE SHARE

	Price per Share		Translated into dollars per ADS
Calendar period	High	Low	High	Low
1999	¥24,150	¥7,200	$118	$33
2000	24,100	10,280	117	46
2001	13,330	8,600	56	35
2002:
First quarter	12,080	9,340	46	35
Second quarter	11,490	9,190	46	38
Third quarter	9,580	6,700	40	28
Fourth quarter	8,370	6,610	34	27
2003:
First quarter	7,830	5,650	33	24
Second quarter	6,940	4,850	29	20
Third quarter	8,930	6,660	40	28
Fourth quarter	10,030	7,590	46	35
2004:
January	9,680	8,830	45	42
February	10,350	8,790	47	42
March	12,550	10,550	59	48
April	12,940	11,060	60	51
May	11,840	9,950	54	44
June	12,800	11,470	58	52

In May 2000, ORIX implemented the subdivision of each of common stock registered on its register of shareholders as of March 31, 2000 into 1.2 Shares. The per-share prices set forth above have not been adjusted to reflect that subdivision.

NEW YORK STOCK EXCHANGE

The ADSs and ADNs are listed on the New York Stock Exchange under the symbol “IX.”

Two ADSs represent one share. On March 31, 2004, approximately 1,021,620 ADSs were outstanding. This is equivalent to 510,810 or approximately 0.6% of the total number of Shares outstanding on that date. On that date, ADSs were held by 2 record holders, including 1 record holder in the United States holding 1,021,380 ADSs. The per ADS prices below were not adjusted as a result of the share subdivision mentioned above.

The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE PRICE PER ADS

Calendar period	High	Low	Average daily trading volume
	($)	($)	(shares)
1999	123.75	30.00	2,967
2000	114.00	46.75	8,167
2001	54.85	37.30	3,355
2002:
First quarter	45.80	36.55	2,353
Second quarter	45.31	36.10	2,802
Third quarter	39.65	28.15	2,961
Fourth quarter	33.60	26.50	4,150
2003:
First quarter	33.25	25.05	2,167
Second quarter	29.00	20.70	3,276
Third quarter	39.60	28.36	3,645
Fourth quarter	45.35	35.00	4,031
2004:
January	43.65	41.90	2,425
February	47.15	41.95	2,584
March	57.60	47.45	7,200
April	58.05	51.80	8,440
May	53.70	44.05	8,120
June	58.15	53.24	1,932

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

PURPOSES

The purposes of the Company, as provided in Article 2 of our articles of incorporation, are to engage in the following business: (i) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types; (ii) lease, purchase and sale, ground preparation, development, maintenance and management of real property; (iii) lending of money, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations and other financial business; (iv) holding, investment in, management, purchase and sale of securities; (v) holding, management, purchase and sale of mortgage certificates; (vi) business of investment in and sale of commodities, and advisory business in respect of investment in commodities; (vii) securities broker business; (viii) acting as an agent for collection of money and for calculation work of enterprises; (ix) manufacture, processing, repair and sale of furniture, interior goods, transport machinery and equipment, etc.; (x) water transport, road transport of cargo and warehousing; (xi) contracting for construction and civil engineering, and design and supervision thereof; (xii) planning, developing, contracting for, lease and sale of intangible property rights such as copyrights, industrial property rights, etc.; (xiii) information services, telecommunication, advertising and publishing business; (xiv) management of facilities for sports, lodging, medical treatment and social education, etc.; management of restaurants and tour business; (xv) conducting of cultural projects, sports, etc.; (xvi) business of dispatching workers to enterprises; (xvii) purchase and sale of antiques; (xviii) business relating to the collection, transportation and disposal of ordinary waste products and industrial waste products; (xix) generation of electric power and supply of electricity; (xx) brokerage, agency, investigation and consulting for business relating to any of the preceding items; (xxi) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and business related to soliciting life insurance; (xxii) investment advisory business relating to real estate, securities and other financial assets; (xxiii) engaging in, banking, trust and credit management and collection business operations, as a result of the acquisition of shares in a company engaged in those activities; and (xxiv) any and all business related to any of the preceding items.

DIRECTORS AND BOARD OF DIRECTORS

There shall be no less than three directors of the Company (Article 20). Directors shall be elected at a general meeting of shareholders. In the case of the above election, shareholders representing not less than one-third of the number of voting rights of all shareholders shall attend such meeting. In the case of election of directors, cumulative voting shall not be used (Article 21). The term of office of a director shall expire upon conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within one year after a director assumes his or her office (Article 22). Resolutions of the board of directors shall be adopted by a majority of the directors present at a meeting attended by a majority of the directors (Article 25). Remuneration of directors shall be determined by resolution of the Compensation Committee (Article 27).

BOARD COMMITTEES

The Company shall establish the Nominating Committee, the Audit Committee and the Compensation Committee (Article 29). Each Committee shall be composed of three or more directors. The majority of members of each Committee shall be outside directors who are not executive officers of the Company. No member of the Audit Committee shall be an executive officer, manager or other employee of the Company or any of its subsidiaries (including consolidated subsidiaries provided in Article 1-2, Paragraph 4 of the Law Regarding Exceptional Rules of Commercial Code) nor shall any member of the Audit Committee be a director involved in the business of a subsidiary (Article 30). Members of each Committee shall be elected at a board of directors’ meeting (Article 31).

SHARES

The Company does not issue any preferred stock. Profits allotted to dividends for common shares shall be paid to shareholders or registered pledgees of record on the Register of Shareholders and the Register of Substantial Shareholders as of the closing of accounts for each fiscal year. With respect to the first dividends on Shares issued upon requests for conversion of convertible bonds, such conversions shall be deemed to have been made at the beginning of the fiscal year during which such requests for conversion have been made, and the dividends shall be paid accordingly. Dividends shall bear no interest and if they have not been received within three years from the day of commencement of payments, they shall belong to the Company (Article 40). Unless otherwise provided for by law or ordinance or the Company’s articles of incorporation, resolutions of general meetings of shareholders shall be adopted by a majority of the number of voting rights of shareholders present at the meetings (Article 17). Unless otherwise provided for by law or ordinance, each shareholder shall have one vote for each unit.

GENERAL MEETING OF SHAREHOLDERS

The ordinary general meeting of shareholders shall be held in June of each year and extraordinary general meeting of shareholders shall be held whenever necessary. Notices for calling of an ordinary general meeting of shareholders and an extraordinary general meeting of shareholders shall be dispatched at least two weeks prior to the date set for such meetings (Article 14). General meetings of shareholders shall be called by a representative executive officer pursuant to a resolution of the board of directors (Article 15).

Generally, those shareholders of the Company registered as having voting rights on the Register of Shareholders and the Register of Substantial Shareholders as of the end of a given fiscal year are permitted to exercise their rights at the ordinary general meeting of shareholders concerning that fiscal year and those shareholders of the Company registered as having voting rights on the Register of Shareholders as of a record date properly fixed by the Company are permitted to exercise their rights at the extraordinary general meeting of shareholders (Article 13).

MATERIAL CONTRACTS

We have no material contracts aside from those entered in our ordinary course of business.

FOREIGN EXCHANGE AND OTHER REGULATIONS

FOREIGN EXCHANGE

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder, or the Foreign Exchange Regulations, govern certain aspects relating to the issue and sale of Shares by us and the acquisition and holding of Shares by “exchange non-residents” and by “foreign investors” (as defined below). The Foreign Exchange Regulations as currently in effect do not affect transactions between exchange non-residents to purchase or sell Shares outside Japan for non-Japanese currencies.

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

In general, the acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange or traded in any over-the-counter market in Japan by an exchange non-resident of Japan from an exchange resident of Japan may be made without any restriction, except as mentioned below. However, a report by the relevant exchange resident of Japan to the Minister of Finance must be filed following the transfer of shares to an exchange non-resident of Japan, unless the consideration for such transfer is ¥100 million or less or such transfer is made through a bank, securities company or financial future trader licensed under the relevant Japanese laws.

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

OTHER REGULATIONS

The Securities and Exchange Law requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter markets in Japan, to file with the Minister of Finance within five business days a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon his exchange of exchangeable securities or exercise of Stock Acquisition Rights are taken into account in determining both the size of his holding and the issuer’s total issued share capital. Any reports so filed will be made available for public inspection.

DIVIDEND POLICY AND DIVIDENDS

ORIX has paid dividends on the Shares on an annual basis in each year since 1967. With the adoption of a “Company with Committees” board model in June 2003, since the beginning of fiscal 2004 the board of directors has been responsible for setting the annual dividends. The board of directors approves annual dividends at the board of directors’ meeting customarily held in May of each year. Immediately following such approval, dividends are paid to holders of record as of the preceding March 31.

The following table shows the amount of dividends paid by ORIX in each of the fiscal years indicated, which amounts are translated into dollars per ADS at the noon buying rate on each of the dates of the ordinary general meetings of shareholders. Since the share division was implemented in May 2000 after the record date for annual dividends, the amount of dividends for the fiscal year ending March 31, 2000 was not adjusted to reflect the share division.

Year ending	Dividend per Share	Translated into dollar per ADS
March 31, 2000	¥15.00	$0.07
March 31, 2001	15.00	0.06
March 31, 2002	15.00	0.06
March 31, 2003	15.00	0.06
March 31, 2004	25.00	0.11

In consideration of the long downward trend in the dividend payout ratio and discussions in Japan and overseas concerning the taxation of dividends, shareholders approved a resolution on June 25, 2003 at the general annual meeting of shareholders to raise our dividend to ¥25.00 from the level of ¥15.00 yen, which had been maintained for 13 years since the fiscal year ended March 31, 1990. The board of directors agreed to pay a dividend of ¥25.00 at a meeting held on May 14, 2004. This dividend will be paid to shareholders of record as of March 31, 2004.

We believe we should use retained earnings mainly to invest in new growth opportunities as we strive to achieve returns for shareholders by increasing our corporate value over the long run. This basic dividend policy has not changed even though we have increased our dividend for fiscal 2003.

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

Dividends paid to US holders of shares or ADSs are generally reduced by a Japanese withholding tax at the maximum rate of 15%.

TAXATION

JAPANESE TAXATION

The following is a summary of the principal Japanese tax consequences for owners of the Notes, ADNs, Shares or ADSs who are non-resident individuals of Japan or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable (“non-resident Holders”). The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as:

•	to the overall tax consequences of the acquisition, ownership and disposition of Notes, ADNs, Shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

Notes

Payment of interest on the notes outside Japan by our paying agents to non-resident Holders will not be subject to Japanese withholding tax.

Each non-resident Holder must comply with procedures for establishing its status in accordance with the requirements of Japanese law.

Interest on the Notes will continue to be exempt from Japanese withholding tax until March 31, 2006. You should be aware that the exemption for non-resident Holders may be affected if Japan adopts new rules that apply to interest on outstanding securities and does not provide for grandfathering. If that happens,

•	non-resident Holders generally would be entitled to receive additional amounts; and

•	we would be entitled to redeem the debt securities.

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

We will pay the Japanese stamp duty tax imposed upon the issuance of Shares registered in the name of the custodian and the delivery of the Shares to the custodian’s agent.

Shares

Generally, a non-resident Holder is subject to Japanese withholding tax on dividends on Shares paid by us. Stock splits are not subject to Japanese income or corporation tax.

Pursuant to the amendment to the Special Taxation Measures Law, in effect since April 1, 2003, the Japanese withholding tax rate applicable to dividends on Shares paid to non-resident Holders by us is 15%; provided, however, that this tax rate is reduced to 7% for the period from January 1, 2004 to March 31, 2008. Japan has entered into income tax treaties, conventions and agreements where this withholding tax rate is, in some cases, reduced to a lower percentage for portfolio investors. Non-resident Holders in the countries who are entitled to this reduced Japanese withholding tax rate are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before the payment of dividends. A standing proxy for a non-resident Holder may provide such application service. Non-resident Holders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

The Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Tax Convention, established the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident not having a permanent establishment in Japan. The brief outline of the new Tax Convention, effective since July 1, 2004, is that the maximum withholding rate is limited to (a) 5% of the relevant dividends if the recipient is a corporation which owns more than 10% of voting shares of the paying corporation or (b) 10% of the relevant dividends for otherwise. Notwithstanding the above, the dividends shall not be taxed if the recipient is (a) a corporation that has owned more than 50% of voting shares of the paying corporation for the period of 12 months ending on the date on which entitlement to the dividends is determined, and that satisfies certain other conditions set forth in the new Tax Convention or (b) a certain pension fund.

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

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of their particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding Notes, ADNs, Shares or ADSs as part of a hedge;

•	persons whose functional currency is not the dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	persons owning 10% or more of the common stock of the Company; or

•	persons carrying on a trade or business in Japan through a permanent establishment.

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

As used herein, the term “United States Holder” means a beneficial owner of Notes, ADNs, Shares or ADSs that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for US federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of our source.

We believe that we will be considered a passive foreign investment company, or a PFIC, for United States federal income tax purposes in the year to which this annual report relates and for the foreseeable future by reason of the composition of our assets and the nature of our income.

Persons considering the purchase of Notes, ADNs, Shares or ADSs should consult their tax advisors with regard to the PFIC rules described below as well as the application of other United States federal income tax laws relevant to their particular situations and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Notes or ADNs

A United States Holder who uses the cash method of accounting and who receives a payment of stated interest on a Note or ADN in yen will be required to include in income the dollar value of the yen payment (determined based on a spot rate on the date the payment is received by the holder or the depositary in the case of ADNs) regardless of whether the payment is in fact converted to dollars at that time, and this dollar value will be the United States Holder’s tax basis in the yen.

In the case of an accrual method taxpayer, a United States Holder will be required to include in income the dollar value of the amount of interest income that has accrued during an accrual period. The dollar value of the accrued income will be determined by translating the income at the average rate of exchange for the accrual period or, with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year. The United States Holder will recognize ordinary income or loss with respect to accrued interest income on the date the income is actually received by the holder (or the depositary in the case of ADNs). The amount of ordinary income or loss recognized will equal the difference between the dollar value of the yen payment received (determined based on a spot rate on the date the payment is received by the holder, in the case of Notes, or the depositary, in the case of ADNs) in respect of the accrual period (or, where a holder receives dollars, the amount of the payment in respect of the accrual period) and the dollar value of interest income that has accrued during the accrual period (as determined above). Rules similar to these rules apply in the case of a cash method taxpayer required to currently accrue market discount.

A United States Holder may elect to translate interest income into dollars at the spot rate on the last day of the interest accrual period (or, in the case of a partial accrual period, the spot rate on the last day of the taxable year) or, if the date of receipt is within five business days of the last day of the interest accrual period, the spot rate on the date of receipt. A United States Holder that makes this election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Internal Revenue Service.

If a United States Holder purchases a Note or ADN for an amount that is less than its stated redemption price at maturity the amount of the difference will be treated as market discount for US federal income tax purposes, unless this difference is less than a specified de minimis amount. A United States Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Note or ADN as ordinary income to the extent of the market discount accrued on the Note or ADN at the time of the payment or disposition unless this market discount has been previously included in income by the holder pursuant to an election by the holder to include market discount in income as it accrues, or pursuant to a constant yield election by the holder. If the Note or ADN is disposed of in certain nontaxable transactions (not including its conversion into common stock), accrued market discount will be includible as ordinary income to the holder as if such holder had sold the Note or ADN in a taxable transaction at its then fair market value. In addition, the holder may be required to defer, until the maturity of the Note or ADN or its earlier disposition (including certain nontaxable transactions, but not including its conversion into common stock), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such Note or ADN.

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

Market discount and amortizable bond premium on a Note or ADN are to be determined in yen. Where the United States Holder elects to include market discount in income currently, the amount of market discount will be determined for any accrual period in yen and then translated into dollars on the basis of the average rate in effect during the accrual period. Exchange gain or loss realized with respect to such accrued market discount shall be determined in accordance with the rules relating to accrued interest described above.

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

A United States Holder’s tax basis in a Note or ADN, and the amount of any subsequent adjustment to the holder’s tax basis, will be the dollar value of the yen amount paid for the Note or ADN, or of the yen amount of the adjustment, determined on the date of purchase.

Gain or loss realized upon the sale, exchange or retirement of a Note or ADN that is attributable to fluctuations in currency exchange rates will be ordinary income or loss which will not be treated as interest income or expense. Gain or loss attributable to fluctuations in exchange rates will equal the difference between (i) the dollar value of the yen principal amount of the Note or ADN, determined on the date the payment is received or the Note or ADN is disposed of, and (ii) the dollar value of the yen principal amount of the Note or ADN, determined on the date the United States Holder acquired the Note or ADN. Payments received attributable to accrued interest will be treated in accordance with the rules applicable to payments of interest on Notes or ADNs described above. The foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by a United States Holder on the sale, exchange or retirement of the Note or ADN. Foreign currency gain or loss will generally be US source gain or loss for a United States Holder.

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

If we were to make a distribution of property to shareholders (for example, distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for the Shares or ADSs) and the conversion price of the Notes or ADNs were decreased pursuant to the anti-dilution provisions of the Notes and ADNs, such decrease would be deemed to be a taxable distribution to the United States Holder. In addition, any other decrease to the conversion price of the Notes or ADNs may, depending on the circumstances, be deemed to be a taxable distribution to the United States Holder. In certain circumstances, the failure to make an adjustment of the conversion price may result in a taxable distribution to holders of the Shares and ADSs.

United States Holders are urged to consult their own tax advisors with respect to the US federal income tax consequences of the ownership and disposition of Notes or ADNs in their particular circumstances, including the possible application of the market discount, acquisition premium and amortizable bond premium rules.

PFIC Rules

If, as expected, we are treated as a PFIC for any year during a United States Holder’s holding period of the Shares or ADSs, and the United States Holder has not made the mark-to-market election for the Shares or ADSs as described below, the holder will be subject to special rules generally intended to eliminate any benefits from the deferral of US federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of Shares or ADSs, including, under proposed Treasury regulations, a disposition pursuant to an otherwise tax-free reorganization, gain recognized by a United States Holder would be allocated ratably over its holding period for the Shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for such year, as appropriate, and an interest charge would be imposed on tax liability allocated to such taxable year. Under proposed Treasury regulations that have a proposed retroactive effective date, comparable rules apply with respect to a disposition of Notes or ADNs (other than a conversion of such Notes or ADNs into Shares or ADSs) including if we pay holders cash in lieu of Shares that we are prohibited from delivering. Further, any distribution in respect of Shares or ADSs in excess of 125 percent of the average of the annual distributions on Shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, would be subject to taxation as described above with respect to the sale or other disposition of Shares.

If the Shares or ADSs are considered regularly traded on a “qualified exchange,” a United States Holder of Shares or ADSs would be eligible to make a mark-to-market election. A “qualified exchange” includes the NYSE and a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service, or IRS, has not yet identified specific foreign exchanges that are “qualified” for this purpose.

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

Because we expect to be a PFIC, distributions paid by us will not be eligible for taxation at lower rates (generally 15%) than other types of ordinary income for certain non-corporate United States Holders.

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

DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Act. In accordance with these requirements, we file annual reports on Form 20-F and furnish periodic reports on Form 6-K with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the Commission. In addition, you can inspect reports and other information concerning us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at our registered office.

We are currently exempt from the rules under the Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Act. We are not required under the Act to publish financial statements as frequently or as promptly as are US companies subject to the Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue interim press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

Our American Depositary Shares, or ADSs, each of which represents one-half of one Share, are listed on the New York Stock Exchange under the trading symbol “IX.” You can inspect reports and other information concerning us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

We engage in a number of derivative transactions such as interest rate and currency swaps, interest rate cap, floor and collar transactions, foreign exchange and interest rate forward contracts, and futures in order to reduce our exposure mainly to fluctuations in currency and interest rates. We engage in these transactions principally for hedging purposes. We establish market risk management regulations determined by the ICC, and ORIX and each of its subsidiaries that engages in derivatives transactions has established market risk management parameters. Based on these parameters, related to the types of foreign exchange and interest rate risks which should be managed, the types of hedging methods are clarified, while an internal system of checks has been established to separate the functions responsible for execution, hedging effectiveness evaluation and related administration tasks. The first function monitors the fair market values of transactions that are classified by counter party, credit ratings, and hedging method. A management system is in place to respond rapidly to sharp market changes and other unanticipated developments. The second function performs hedging effectiveness checks to ensure that the types of hedging methods employed are appropriate and quarterly evaluates the effectiveness of the hedging relationship. The third function undertakes checks of all transactions with banks and other outside entities. Furthermore, each company that uses derivatives prepares quarterly reports on its transactions that include the notional principal, fair market value, hedging method, and hedging effectiveness associated with each type of transaction and each counterparty. These reports are then presented to ORIX’s Treasury Department and Compliance Coordination Office. The Treasury Department uses these reports to control exposure to derivatives, while the Compliance Coordination Office inspects derivatives-related accounts and performs checks to ensure that internal rules are observed.

MARKET RISKS

Our primary market risk exposures are to interest rate fluctuations, foreign exchange rate movements and changes in market prices for equity securities. We seek to manage market risk exposures as described under “Item 5. Operating and Financial Review and Prospects—Risk Management.”

Our interest income is exposed to the risk of decreases in market interest rates. Decreases in market interest rates reduce interest income from:

•	floating rate installment loans;

•	interest rate swaps in which we receive a floating rate of interest; and

•	investment securities yielding a floating rate of return.

Our most significant exposure of this kind is to installment loans bearing a floating rate of interest. Most of our floating-rate installment loans and short-term investments are denominated in yen and are therefore exposed to the risk of changes in market rates of interest for financial obligations denominated in yen.

Our interest expense is exposed to the risk of increases in market interest rates. Increases in market interest rates increase interest expense from:

•	floating rate long-term debt;

•	short-term debt; and

•	interest rate swaps in which we pay a floating rate of interest.

Our exposure to floating rate long-term debt is significant. We also have a significant amount of short-term debt. We customarily finance a significant portion of our operations through the issuance of commercial paper and short-term borrowings.

Most of our floating rate long-term debt and short-term debt is denominated in yen and is therefore exposed to the risk of changes in market rates of interest for financial obligations denominated in yen. In principle, our floating rate assets are funded by floating rate debt such as commercial paper.

We have foreign-currency denominated assets and liabilities, and engage in foreign-currency denominated transactions. Although we generally seek to match the currencies in which our assets and liabilities are denominated, in certain situations the currencies are not matched. Consequently, our profits from foreign currency denominated transactions and shareholders’ equity are exposed to foreign exchange rate risks if these foreign currency denominated investments are not hedged. These risks include:

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

The table of interest rate sensitivity for non-trading financial instruments summarizes installment loans, interest-bearing bonds and long-and short-term debt. These instruments are further classified as fixed rate and floating rate. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. For interest swaps of derivative financial instruments, the estimated notional principal amounts for each contractual period and the weighted average interest swap rates are disclosed. The average interest rates of financial instruments as of the end of fiscal 2004 are: 4.5% for installment loans, 3.5% for interest-bearing bonds, 1.2% for long-and short-term debt and 0.5% for deposits. The average payment rate of interest rate swaps is 2.6% and the average receipt rate is 1.2%. There is no material change in the balance and the average interest rate of financial instruments. The average interest rates of financial instruments as of the end of fiscal 2003 are: 4.7% for installment loans, 3.2% for interest-bearing bonds, 1.2% for long-and short-term debt and 0.5% for deposits. The average payment rate of interest rate swaps is 3.1% and the average receipt rate is 1.5%.

The following tables contain quantitative information concerning the interest rate risk of ORIX’s financial instruments.

INTEREST RATE SENSITIVITY

NON-TRADING FINANCIAL INSTRUMENTS

	Expected maturity date						Total	March 31, 2003 estimated fair value
	2004	2005	2006	2007	2008	Thereafter
	(In millions of yen)
Assets:
Installment loans (fixed rate)	¥279,857	¥105,128	¥86,526	¥66,251	¥63,339	¥179,111	¥780,212	¥796,603
Average interest rate	5.7%	7.6%	9.0%	9.0%	8.5%	5.4%	6.8%	—
Installment loans (floating rate)	¥336,190	¥212,495	¥195,417	¥187,247	¥145,354	¥431,123	¥1,507,827	¥1,507,827
Average interest rate	4.9%	3.0%	3.3%	2.7%	4.2%	3.2%	3.6%	—
Investment in securities (fixed rate)	¥121,073	¥60,762	¥81,145	¥44,713	¥8,985	¥161,379	¥478,057	¥477,880
Average interest rate	1.5%	1.7%	2.3%	3.4%	6.4%	5.1%	3.1%
Investment in securities (floating rate)	¥4,018	¥240	¥982	¥2,332	¥1,069	¥22,595	¥31,236	¥31,555
Average interest rate	2.1%	3.7%	3.6%	6.5%	2.5%	5.8%	5.0%	—

Liabilities:
Short-term debt	¥1,120,434	—	—	—	—	—	¥1,120,434	¥1,120,434
Average interest rate	0.9%	—	—	—	—	—	0.9%
Deposits	¥166,830	¥26,143	¥23,710	¥22,911	¥22,873	—	¥262,467	¥265,662
Average interest rate	0.4%	0.6%	0.9%	0.9%	0.8%	—	0.5%	—
Long-term debt (fixed rate)	¥504,462	¥362,024	¥324,313	¥237,944	¥116,339	¥171,920	¥1,717,002	¥1,739,927
Average interest rate	2.0%	2.0%	1.3%	1.0%	1.4%	2.3%	1.7%	—
Long-term debt (floating rate)	¥266,590	¥351,201	¥276,131	¥184,610	¥47,865	¥13,214	¥1,139,611	¥1,139,611
Average interest rate	1.0%	0.9%	0.9%	0.8%	0.6%	1.6%	0.9%	—

	Expected maturity date						Total	March 31, 2004 estimated fair value
	2005	2006	2007	2008	2009	Thereafter
	(In millions of yen)
Assets:
Installment loans (fixed rate)	¥285,948	¥98,366	¥74,225	¥61,172	¥46,083	¥180,569	¥746,363	¥760,720
Average interest rate	5.5%	8.1%	8.8%	8.9%	9.0%	4.4%	6.4%	—
Installment loans (floating rate)	¥323,538	¥214,776	¥196,034	¥157,423	¥147,017	¥449,789	¥1,488,577	¥1,488,577
Average interest rate	3.6%	3.4%	3.6%	3.6%	3.7%	3.4%	3.5%	—
Investment in securities (fixed rate)	¥61,674	¥67,600	¥30,127	¥3,128	¥20,010	¥88,686	¥271,225	¥274,040
Average interest rate	0.9%	2.4%	2.0%	3.5%	5.7%	5.8%	3.4%	—
Investment in securities (floating rate)	¥1,354	¥4,740	¥9,782	¥6,099	¥6,766	¥30,111	¥58,852	¥57,212
Average interest rate	0.5%	1.1%	0.7%	1.3%	1.7%	6.3%	3.7%	—

Liabilities:
Short-term debt	¥903,916	—	—	—	—	—	¥903,916	¥903,916
Average interest rate	1.2%	—	—	—	—	—	1.2%
Deposits	¥174,528	¥38,291	¥41,566	¥21,816	¥16,344	—	¥292,545	¥296,036
Average interest rate	0.3%	0.7%	0.7%	0.8%	0.6%	—	0.5%	—
Long-term debt (fixed rate)	¥434,164	¥329,001	¥250,135	¥215,754	¥114,888	¥132,857	¥1,476,799	¥1,486,665
Average interest rate	1.7%	1.4%	0.9%	1.1%	1.5%	1.8%	1.4%	—
Long-term debt (floating rate)	¥377,023	¥331,614	¥263,155	¥107,899	¥61,422	¥44,807	¥1,185,920	¥1,185,920
Average interest rate	1.1%	0.7%	0.8%	0.9%	1.3%	0.7%	0.9%	—

NON-TRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected maturity date						Total	March 31, 2003 estimated fair value
	2004	2005	2006	2007	2008	Thereafter
	(In millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥96,436	¥85,165	¥130,743	¥19,770	¥14,298	¥22,574	¥368,985	¥(17,387)
Average pay rate	3.0%	3.5%	4.4%	2.8%	3.1%	4.1%	3.7%	—
Average receive rate	1.4%	1.2%	0.7%	1.1%	0.6%	1.1%	1.0%	—
Notional amount (fixed to floating)	¥40,394	¥28,000	¥10,830	¥2,500	—	¥8,500	¥90,223	¥2,956
Average pay rate	0.4%	0.1%	0.2%	0.2%	—	2.9%	0.5%	—
Average receive rate	2.9%	4.0%	2.9%	1.2%	—	4.4%	3.3%	—

	Notional amount	Weighted average strike rate	March 31, 2003 estimated fair value
	(In millions of yen)		(In millions of yen)
Caps and collars held	30,462	3.6%	(18)

	Expected maturity date						Total	March 31, 2004 estimated fair value
	2005	2006	2007	2008	2009	Thereafter
	(In millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥77,091	¥156,698	¥62,188	¥35,118	¥28,790	¥15,774	¥375,659	¥(9,224)
Average pay rate	3.5%	3.6%	1.9%	1.6%	1.4%	2.8%	2.9%	—
Average receive rate	1.0%	0.8%	1.3%	0.6%	0.4%	0.8%	0.9%	—
Notional amount (fixed to floating)	¥45,731	¥10,830	¥2,500	—	—	¥6,174	¥65,235	¥1,246
Average pay rate	0.6%	0.3%	1.3%	—	—	3.0%	0.8%	—
Average receive rate	3.6%	2.9%	1.3%	—	—	3.8%	3.4%	—

	Notional amount	Weighted average strike rate	March 31, 2004 estimated fair value
	(In millions of yen)		(In millions of yen)
Caps held	56,361	8.4%	73

Although we have a foreign currency transaction policy of basically keeping the same balance of foreign currency denominated assets and liabilities, there at times may be a small amount of net exposure to foreign currency exchange risk. We are exposed to exchange rate risk mainly from certain investments denominated in dollars and funded in euros. When the euro appreciates against the dollar, we incur foreign currency translations losses. However, the foreign currency translation losses related to these investments are hedged by operating cash flows denominated in euro over the operating period of the investments.

We identified all positions subject to a change in the value of the foreign currency and calculated the potential loss in future earnings resulting from several hypothetical scenarios of 10% changes in related currencies. The largest loss results from a scenario at the end of fiscal 2003 where the Singapore dollar depreciates, and the euro appreciates, against the yen and the dollar. The largest loss results where at the end of fiscal 2004 the euro appreciates against the dollar. Based on these scenarios, exchange losses in future earnings are ¥1,399 million at the end of fiscal 2003 and ¥1,043 million at the end of fiscal 2004.

We have marketable equity securities, which are subject to price risk arising from changes in their market prices. A ten percent uniform upward and downward movement in stock prices is assumed for calculating the fair value sensitivity of our equity securities. The following table shows the sensitivity of our investments to changes in equity prices as of March 31, 2003 and 2004.

As of March 31, 2003
– 10%	±0%	+10%
(In millions of yen)
¥(3,948)	¥0	¥3,948

As of March 31, 2004
– 10%	±0%	+10%
(In millions of yen)
¥(5,904)	¥0	¥5,904

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

Item 15. Controls and Procedures

As of March 31, 2004, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms.

There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Masaaki Yamamoto is an “audit committee financial expert”, within the meaning of the current rules of the US Securities and Exchange Commission.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of this code of ethics is filed as Exhibit 11 to this annual report. There have been no amendments or waivers to this code of ethics since its adoption.

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2003, our auditors (including Japanese and overseas affiliates of KPMG AZSA & Co. (Formerly Asahi & Co)) billed us ¥528 million for direct audit fees. In fiscal 2004, our auditors billed us ¥522 million for direct audit fees.

AUDIT-RELATED FEES

In fiscal 2003, our auditors billed us ¥43 million for audit-related services, including services related to due diligence. In fiscal 2004, our auditors billed us ¥62 million for audit-related services, including services related to due diligence.

TAX FEES

In fiscal 2003, our auditors billed us ¥80 million for tax-related services, including tax compliance and tax advice. In fiscal 2004, our auditors billed us ¥62 million for tax-related services, including tax compliance, and tax advice.

ALL OTHER FEES

In fiscal 2003, our auditors billed us ¥19 million for other products and services which included primarily consulting services. In fiscal 2004, our auditors billed us ¥1 million for other products and services which included primarily consulting services.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

In terms of audit and audit related services, every year the independent certified public auditor draws up its annual audit plan and annual budget, which is evaluated by ORIX’s Accounting Department. Subsequently, pre-approval is obtained from the Audit Committee.

Regarding non-audit related services, this is in principle not entrusted to the independent certified public auditor or their group. In the case that ORIX must engage the services of the independent auditor, pre-approval is obtained from the Audit Committee on a case-by-case basis only after the reason has been specified.

PART III

Item 17. Financial Statements

ORIX has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-71.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a	)	Consolidated Balance Sheets as of March 31, 2003 and 2004 (page F-4)

(b	)	Consolidated Statements of Income for the years ended March 31, 2002, 2003 and 2004 (page F-5)

(c	)	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2002, 2003 and 2004 (page F-6)

(d	)	Consolidated Statements of Cash Flows for the years ended March 31, 2002, 2003 and 2004 (page F-7)

(e	)	Notes to Consolidated Financial Statements (page F-8 to F-70)

(f	)	Schedule II. – Valuation and Qualifying Accounts and Reserves (page F-71)

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 23, 2004

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 23, 2004

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on June 23, 2004

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the Annual Report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 14.1	Consent of independent registered public accounting firm

We have not included as exhibits certain instruments with respect to our long-term debt. The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10% of our total assets. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial states are required to be filed.

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORIX KABUSHIKI KAISHA

By:	/s/ MASARU HATTORI
Name:	Masaru Hattori
Title:	Attorney-in-Fact Corporate Senior Vice President

Date: July 14, 2004

(This page intentionally left blank.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2004. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company and its subsidiaries have adopted new accounting pronouncements resulting in changes in the manner certain transactions are accounted. The method for accounting for goodwill and intangible assets resulting from business combinations was changed with respect to combinations consummated after June 30, 2001. As of April 1, 2002, the Company and its subsidiaries changed the accounting for unamortized deferred credits and goodwill resulting from prior business combinations and equity method investments.

The accompanying consolidated financial statements as of and for the year ended March 31, 2004 have been translated into United States dollars solely for the convenience of the readers. We have recomputed the translation, and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis set forth in Note 1 (ac).

KPMG AZSA & Co.

Tokyo, Japan

May 7, 2004

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2003 AND 2004

ORIX Corporation and its Subsidiaries

	Millions of yen		Millions of dollars
	2003	2004	2004
Assets
Cash and cash equivalents	¥204,677	¥152,235	$1,440
Restricted cash	18,671	35,621	337
Time deposits	1,184	677	6
Investment in direct financing leases	1,572,308	1,453,575	13,753
Installment loans	2,288,039	2,234,940	21,146
Allowance for doubtful receivables on direct financing leases and probable loan losses	(133,146)	(128,020)	(1,211)
Investment in operating leases	529,044	536,702	5,078
Investment in securities	677,435	551,928	5,222
Other operating assets	76,343	72,049	682
Investment in affiliates	144,974	157,196	1,487
Other receivables	146,650	142,711	1,350
Inventories	100,893	121,441	1,149
Prepaid expenses	41,494	44,139	418
Office facilities	77,043	71,196	674
Other assets	185,458	178,567	1,690

	¥5,931,067	¥5,624,957	$53,221

Liabilities and Shareholders’ Equity
Short-term debt	¥1,120,434	¥903,916	$8,553
Deposits	262,467	292,545	2,768
Trade notes, accounts payable and other liabilities	265,264	279,852	2,647
Accrued expenses	82,012	96,668	914
Policy liabilities	608,553	592,782	5,609
Income taxes:
Current	34,869	31,703	299
Deferred	116,031	122,234	1,157
Deposits from lessees	79,366	78,491	743
Long-term debt	2,856,613	2,662,719	25,194

Total liabilities	5,425,609	5,060,910	47,884

Commitments and contingent liabilities
Shareholders’ equity:
Common stock:
Authorized 259,000,000 shares
Issued 84,365,914 shares in 2003 and 84,366,314 shares in 2004	52,067	52,068	493
Additional paid-in capital	70,002	70,015	662
Retained earnings:
Legal reserve	2,220	2,220	21
Retained earnings	429,163	481,091	4,552
Accumulated other comprehensive loss	(39,747)	(33,141)	(313)
Treasury stock, at cost:
672,905 shares in 2003 and 675,307 shares in 2004	(8,247)	(8,206)	(78)

	505,458	564,047	5,337

	¥5,931,067	¥5,624,957	$53,221

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2002, 2003 AND 2004

ORIX Corporation and its Subsidiaries

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Revenues:
Direct financing leases	¥121,914	¥122,928	¥112,372	$1,063
Operating leases	118,954	122,526	130,488	1,235
Interest on loans and investment securities	121,962	131,590	116,744	1,105
Brokerage commissions and net gains on investment securities	18,367	10,857	26,025	246
Life insurance premiums and related investment income	152,333	138,511	134,212	1,270
Residential condominium sales	58,078	71,165	98,034	928
Gains on sales of real estate under operating leases	685	3,257	9,116	86
Interest income on deposits	1,374	526	884	8
Other operating revenues	63,627	80,460	92,898	879

Total revenues	657,294	681,820	720,773	6,820

Expenses:
Interest expense	90,279	71,846	60,597	573
Depreciation—operating leases	76,681	79,993	83,919	794
Life insurance costs	139,786	125,684	119,653	1,132
Costs of residential condominium sales	49,517	60,769	88,679	839
Other operating expenses	29,614	41,359	52,561	497
Selling, general and administrative expenses	126,316	144,271	161,835	1,532
Provision for doubtful receivables and probable loan losses	51,367	54,706	49,592	469
Write-downs of long-lived assets	2,716	50,682	12,345	117
Write-downs of securities	19,742	14,325	5,240	50
Foreign currency transaction loss (gain), net	(1,360)	1,211	1,577	15

Total expenses	584,658	644,846	635,998	6,018

Operating income	72,636	36,974	84,775	802
Equity in net income (loss) of affiliates	(449)	6,203	17,924	170
Gain (loss) on sales of affiliates	119	2,002	(542)	(5)

Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	72,306	45,179	102,157	967
Provision for income taxes	32,600	20,746	51,538	488

Income from continuing operations	39,706	24,433	50,619	479
Discontinued operations:
Income from discontinued operations, net (including gains on sales of ¥3,747 million in fiscal 2004)	733	1,109	4,713	45
Provision for income taxes	(303)	(450)	(1,921)	(19)
Discontinued operations, net of applicable tax effect	430	659	2,792	26
Income before extraordinary gain and cumulative effect of a change in accounting principle	40,136	25,092	53,411	505

Extraordinary gain, net of applicable tax effect	—	3,214	609	6
Cumulative effect of a change in accounting principle, net of applicable tax effect	133	1,937	—	—

Net income	¥40,269	¥30,243	¥54,020	$511

	Yen			Dollars
Amounts per share of common stock:
Basic:
Income from continuing operations	¥482.35	¥292.00	¥604.88	$5.72
Discontinued operations	5.22	7.88	33.37	0.32
Extraordinary gain	—	38.41	7.27	0.07
Cumulative effect of a change in accounting principle	1.62	23.15	—	—
Net income	489.19	361.44	645.52	6.11

Diluted:
Income from continuing operations	460.59	275.63	569.33	5.39
Discontinued operations	4.98	7.41	31.35	0.30
Extraordinary gain	—	36.14	6.84	0.06
Cumulative effect of a change in accounting principle	1.54	21.77	—	—
Net income	467.11	340.95	607.52	5.75
Cash dividends	15.00	15.00	25.00	0.24

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2002, 2003 AND 2004

ORIX Corporation and its Subsidiaries

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Common stock:
Beginning balance	¥41,820	¥51,854	¥52,067	$493
Common stock issued in public and private offering	9,657	—	—	—
Exercise of warrants and stock acquisition rights	377	213	1	0

Ending balance	51,854	52,067	52,068	493

Additional paid-in capital:
Beginning balance	59,885	69,823	70,002	662
Value ascribed to warrants attached to 0.64% bonds issued	141	—	—	—
Common stock issued in public and private offering	9,223	—	—	—
Exercise of warrants, stock acquisition rights and stock options	376	211	8	0
Common stock issued for acquisitions of minority interests of subsidiaries	198	—	—	—
Other, net	—	(32)	5	0

Ending balance	69,823	70,002	70,015	662

Legal reserve:
Beginning balance	2,090	2,220	2,220	21
Transfer from retained earnings	130	—	—	—

Ending balance	2,220	2,220	2,220	21

Retained earnings:
Beginning balance	361,262	400,175	429,163	4,061
Cash dividends	(1,226)	(1,255)	(2,092)	(20)
Transfer to legal reserve	(130)	—	—	—
Net income	40,269	30,243	54,020	511

Ending balance	400,175	429,163	481,091	4,552

Accumulated other comprehensive income (loss):
Beginning balance	4,552	(13,440)	(39,747)	(376)
Net cumulative effect of adopting FASB Statement No. 133	(8,400)	—	—	—
Net change of unrealized gains on investment in securities	(19,588)	(12,839)	23,131	219
Net change of minimum pension liability adjustments	(2,150)	2,652	(3,785)	(36)
Net change of foreign currency translation adjustments	10,308	(15,119)	(15,710)	(148)
Net change of unrealized losses on derivative instruments	1,838	(1,001)	2,970	28

Ending balance	(13,440)	(39,747)	(33,141)	(313)

Treasury stock:
Beginning balance	(8,286)	(8,124)	(8,247)	(78)
Exercise of stock options	219	8	202	2
Other, net	(57)	(131)	(161)	(2)

Ending balance	(8,124)	(8,247)	(8,206)	(78)

Total shareholders’ equity:
Beginning balance	461,323	502,508	505,458	4,783
Increase, net	41,185	2,950	58,589	554

Ending balance	¥502,508	¥505,458	¥564,047	$5,337

Summary of comprehensive income:
Net income	¥40,269	¥30,243	¥54,020	$511

Other comprehensive income (loss)	(17,992)	(26,307)	6,606	63

Comprehensive income	¥22,277	¥3,936	¥60,626	$574

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2002, 2003 AND 2004

ORIX Corporation and its Subsidiaries

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Cash flows from operating activities:
Net income	¥40,269	¥30,243	¥54,020	$511
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	117,019	118,097	121,530	1,150
Provision for doubtful receivables and probable loan losses	51,367	54,706	49,592	469
Increase (decrease) in policy liabilities	40,777	5,889	(15,771)	(149)
Deferred tax provision (benefit)	17,530	(23,222)	(2,881)	(27)
Gains from securitization transactions	(9,235)	(9,649)	(446)	(4)
Equity in net (income) loss of affiliates	449	(6,203)	(17,924)	(170)
(Gain) loss on sales of affiliates	(119)	(2,002)	542	5
Extraordinary gain	—	(3,214)	(609)	(6)
Cumulative effect of a change in accounting principle	(133)	(1,937)	—	—
Gains on sales of available-for-sale securities	(13,795)	(7,588)	(8,728)	(82)
Gains on sales of real estate under operating lease	(685)	(3,257)	(9,116)	(86)
Write-downs of long-lived assets	2,716	50,682	12,345	117
Write-downs of securities	19,742	14,325	5,240	50
Decrease (increase) in restricted cash	(2,865)	1,195	(17,393)	(165)
Decrease (increase) in inventories	2,133	(21,894)	(18,197)	(172)
Increase in prepaid expenses	(9,255)	(2,975)	(1,974)	(19)
Increase (decrease) in accrued expenses	223	(2,370)	7,481	71
Increase in deposits from lessees	8,464	4,303	683	6
Other, net	(6,967)	15,021	(5,582)	(53)

Net cash provided by operating activities	257,635	210,150	152,812	1,446

Cash flows from investing activities:
Purchases of lease equipment	(838,105)	(923,483)	(873,248)	(8,262)
Principal payments received under direct financing leases	768,923	742,183	731,702	6,923
Net proceeds from securitization of lease and loan receivables	258,926	239,050	35,704	338
Installment loans made to customers	(1,334,532)	(1,214,672)	(1,130,986)	(10,701)
Principal collected on installment loans	865,598	1,071,841	1,092,698	10,339
Proceeds from sales of operating lease assets	39,921	62,323	116,531	1,103
Investment in and dividends received from affiliates, net	(20,457)	(23,208)	5,822	55
Proceeds from sales of investment in affiliates, including proceeds from a sale of related option	815	2,232	—	—
Purchases of available-for-sale securities	(289,055)	(193,580)	(90,527)	(857)
Proceeds from sales of available-for-sale securities	325,758	264,021	164,860	1,560
Maturities of available-for-sale securities	67,290	95,187	88,601	838
Purchases of other securities	(50,243)	(23,674)	(32,707)	(309)
Proceeds from sales of other securities	6,717	21,413	12,648	120
Purchases of other operating assets	(119,700)	(2,847)	(8,966)	(85)
Proceeds from sales of other operating assets	1,841	63,596	10,468	99
Net decrease in call loans	9,500	—	—	—
Acquisitions of subsidiaries, net of cash acquired	3,846	(13,669)	(8,861)	(84)
Sales of subsidiaries, net of cash disposed	552	36,469	24	0
Other, net	(3,306)	(20,232)	10,215	96

Net cash provided by (used in) investing activities	(305,711)	182,950	123,978	1,173

Cash flows from financing activities:
Repayment of short-term debt, net	(171,114)	(122,365)	(94,192)	(891)
Proceeds from (repayment of) commercial paper, net	101,279	(485,288)	(106,712)	(1,010)
Proceeds from long-term debt	975,220	811,334	811,099	7,674
Repayment of long-term debt	(729,593)	(776,959)	(971,619)	(9,193)
Net increase in deposits due to customers	46,929	37,224	30,078	285
Issuance of common stock	19,315	392	8	0
Dividends paid	(1,226)	(1,255)	(2,092)	(20)
Net increase (decrease) in call money	5,000	(5,000)	5,000	47
Other, net	306	(123)	146	2

Net cash provided by (used in) financing activities	246,116	(542,040)	(328,284)	(3,106)

Effect of exchange rate changes on cash and cash equivalents	1,297	(1,131)	(948)	(10)

Net increase (decrease) in cash and cash equivalents	199,337	(150,071)	(52,442)	(497)
Cash and cash equivalents at beginning of year	155,411	354,748	204,677	1,937

Cash and cash equivalents at end of year	¥354,748	¥204,677	¥152,235	$1,440

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORIX Corporation and its Subsidiaries

1. Significant Accounting and Reporting Policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“US GAAP”), modified for the accounting for stock splits (see (o)). Significant accounting and reporting policies are summarized as follows:

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

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%–50% ownership or other means, are accounted for by using the equity method. A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

The consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (FIN 46(R) (“Consolidation of Variable Interest Entities”).

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified seven areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (g)), the determination of impairment of investment in securities (see (i)), the determination of impairment of long-lived assets (see (h)) and goodwill (see (w)), the determination of valuation allowance for deferred tax assets (see (j)), the determination of benefit obligations and net periodic pension cost (see (m)), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), and the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (f)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

(d) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their respective functional currency.

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

(e) Recognition of revenues

Direct financing leases—Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct cost is computed using the interest method.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees (“loan origination costs, net”), are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal (see Note 7).

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectability is doubtful. The Company and its subsidiaries used 180 days for suspending recognition of income in the prior fiscal years. This change from 180 to 90 days did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against any due but unpaid principal payments with the balance taken to income until qualifying for a return to accrual status.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of operating leases assets classified as transportation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

equipment is 9 years, as measuring equipment and personal computers is 5 years, as real estate and other is 33 years. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. Gains or losses arising from dispositions of real estate under operating leases are separately disclosed as “Gains on sales of real estate under operating leases” or “Discontinued operations-Income from discontinued operations, net” depending on the continuing involvement in such real estate by the Company or its subsidiaries. If the Company or its subsidiaries have significant continuing involvement in operations of disposed real estate, in the form such as asset or property management, gains or losses are presented as “Gains on sales of real estate under operating leases.” Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Residential condominiums—Revenues from the sales of residential condominiums are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(f) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of endowments, term life insurance and whole life insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. The average rates of assumed investment yields are 2.8%, 2.0% and 1.7% for fiscal 2002, 2003 and 2004, respectively. The Company continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances (“deferred policy acquisition costs”) and amortize over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Amortization charged to income for fiscal 2002, 2003 and 2004 amounted to ¥11,424 million, ¥11,740 million and ¥10,017 million ($95 million), respectively.

(g) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually assessed whether each of the loans is impaired. If a loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loan if the loan is collateral dependent. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, prior charge-off experience for each category of collateralized receivables and uncollateralized receivables, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal. The Company and its subsidiaries do not have a practice of charging loans off after they are past due for a specific arbitrary period, for example, six months or one year.

(h) Impairment of long-lived assets

Effective April 1, 2002, the Company and its subsidiaries adopted FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), FASB Statement No. 144 superseded FASB Statement No. 121 (“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”). Under FASB Statement No. 144, impairment losses are recorded with respect to long-lived assets used in operations, consisting primarily of real estate development projects, golf courses and other operating assets, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. In determining fair value, recent transactions involving sales of similar assets, appraisals prepared internally by the Company’s own staff of appraisers, independent third party appraisals and other valuation techniques are utilized.

(i) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In determining whether the decline in the market value of a debt security is other than temporary, the Company and its subsidiaries consider whether there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. In addition, the Company and its subsidiaries charge against income losses related to securities in certain other situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of a security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the security will recover within the next six months. For financial periods prior to the quarter ended March 31, 2003, the period used for considering whether impairment was other than temporary was twelve months.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

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

(j) Income taxes

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

(k) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to special-purpose entities that issue asset-backed securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

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

(l) Derivative financial instruments

On April 1, 2001, the Company and its subsidiaries adopted FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”) and FASB Statement No. 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activity, an amendment of FASB Statement No. 133”). All

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

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

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognize any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company and its subsidiaries continue to carry the derivative at its fair value on the balance sheet and recognize any subsequent changes in its fair value in earnings.

The Company and its subsidiaries also hold derivative instruments for trading purposes, customer accommodation or not qualified as hedging instruments. The Company and its subsidiaries record these derivative instruments on the balance sheet at fair value. The changes in fair values are recorded in earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

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

(m) Pension plans

The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation levels, expected long-term rate of return on plan assets and others.

In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the employer pension fund (“EPF”) to the government together with a specified amount of plan assets determined pursuant to a government formula. In August 2003, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF. The Company and certain subsidiaries will account for the transfer to the Japanese government of a substitutional portion of an EPF in accordance with EITF Issue No. 03-2 (“Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”). As specified in EITF Issue No. 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88 (“Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”). The effect of the transfer on the consolidated financial statements of the Company and its subsidiaries has not yet been determined.

(n) Stock-based compensation

Stock-based compensation expense is accounted in accordance with APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) as permitted by FASB Statement No. 123 (“Accounting for Stock-Based Compensation”) amended by FASB Statement No. 148 (“Accounting for Stock-Based Compensation—Transition and Disclosure”). FASB Statement No. 123 provides entities a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25. The Company chose to use the intrinsic value approach pursuant to APB Opinion No. 25 and recognized no compensation expense in fiscal 2002, 2003 and 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Had compensation cost for the Company’s stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) in fiscal 2002, 2003 and 2004 would have been as follows:

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
As reported:
Net income	¥40,269	¥30,243	¥54,020	$511
Less: total stock-based compensation expenses determined by fair value based method	(1,183)	(1,726)	(1,735)	(16)
Pro forma:
Net income	39,086	28,517	52,285	495

	Yen			Dollars
	2002	2003	2004	2004
Net income—
As reported:
Basic EPS	¥489.19	¥361.44	¥645.52	$6.11
Diluted EPS	467.11	340.95	607.52	5.75
Pro forma:
Basic EPS	474.82	340.81	624.78	5.91
Diluted EPS	453.42	321.55	588.04	5.56

(o) Stock splits

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

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2004 would have increased by approximately ¥24,674 million ($233 million), with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(p) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

(q) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund and deposits related to servicing agreements.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and a training facility), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is ¥2,926 million and ¥4,248 million ($40 million) as of March 31, 2003 and 2004, respectively. Estimated useful lives range up to 50 years for buildings, up to 75 years for fixtures and up to 20 years for machinery and equipment.

(s) Other receivables

Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts and receivables from the sale of lease assets.

(t) Inventories

Inventories include advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2003 and 2004, advance and/or progress payments were ¥75,755 million and ¥93,822 million ($888 million), respectively, and finished goods were ¥25,138 million and ¥27,619 million ($261 million), respectively.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is ¥23,234 million and ¥22,670 million ($214 million) as of March 31, 2003 and 2004, respectively. Estimated useful lives range up to 50 years for buildings and fixtures and up to 20 years for machinery and equipment.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred policy acquisition costs which are amortized over the contract periods, leasehold deposits and advance payments made in relation to purchases of assets to be leased.

(w) Goodwill and other intangible assets

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

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

Until March 31, 2002, the Company and its subsidiaries amortized goodwill over the periods ranging from 5 to 25 years, with respect to acquisitions that occurred prior to July 1, 2001. Beginning April 1, 2002 (July 1, 2001 for acquisitions occurring on or after that date), the Company and its subsidiaries ceased amortization of goodwill pursuant to the provisions of FASB Statement No. 142 (See Note 12).

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include derivative payables and minority interests.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥3,260 million, ¥490 million and ¥222 million ($2 million) in fiscal 2002, 2003 and 2004, respectively, related to specific long-term real estate development projects.

(z) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2002, 2003 and 2004 are ¥9,103 million, ¥9,472 million and ¥9,725 million ($92 million), respectively.

(aa) Restructuring costs

During April 2001, a subsidiary in the United States announced its intention to consolidate certain of its U.S. locations into one location. The consolidation allowed the subsidiary to substantially reduce operating expenses, increase efficiency and redesign processes as the subsidiary pursues new business opportunities. In connection therewith, in accordance with EITF Issue No. 94-3 (“Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”), the subsidiary recorded accrued expenses of ¥2,585 million and ¥93 million in selling, general and administrative expenses in the accompanying consolidated statements of income in fiscal 2002 and 2003, respectively. No additional accrued expense was recorded in fiscal 2004. As of March 31, 2004, the remaining balance of ¥83 million ($1 million) is included in trade notes, accounts payable and other liabilities in the accompanying consolidated balance sheets consisting primarily of remaining severance and lease obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

In June 2002, FASB Statement No. 146 (“Accounting for Costs Associated with Exit or Disposal Activities”) was issued, and has been adopted for the exit or disposal activities initiated after December 31, 2002. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

(ab) Discontinued operations

The Company and its subsidiaries have followed FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB Statement No. 144 broadened the scope of discontinued operations to the operating results of any assets with their own identifiable cash flows, which the Company and its subsidiaries will not have significant continuing involvement. Certain properties were sold or to be disposed of by sale in fiscal 2004 without significant continuing involvements and the related results of operations for the presented periods in the accompanying consolidated financial statements were reclassified.

(ac) Financial statements presentation in U.S. dollars

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2004, which was ¥105.69 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(ad) Earnings per share

Basic earnings per share is computed by dividing income from continuing operations and net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Earnings per share is adjusted for any stock splits and stock dividends retroactively.

(ae) Issuance of stock by a subsidiary or an affiliate

When a subsidiary or an affiliate issues stocks to unrelated third parties, the Company’s ownership interest in the subsidiary or the affiliate decreases. In the event that the price per share is more or less than the Company’s average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary and the affiliate and recognizes gain or loss in the year in which the change in ownership interest occurs.

(af) New accounting pronouncements

In June 2001, the FASB issued Statement No. 143 (“Accounting for Asset Retirement Obligations”), which addresses financial accounting and reporting for recognition of a liability for an asset retirement obligation and the associated asset retirement cost. Companies are required to recognize a liability equal to the fair value of the asset retirement obligation as of the date the retirement obligation is incurred. The Company and its subsidiaries adopted FASB Statement No. 143 as of April 1, 2003. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In April 2002, the FASB issued Statement No. 145 (“Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”), which rescinds certain authoritative pronouncements and amends, or clarifies the applicability of others. This Statement is effective for fiscal years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

beginning after May 15, 2002, but the provisions related to the amendment of FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. The provisions of this Statement were adopted by the Company on April 1, 2003. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In January 2003, the FASB issued Interpretation No. 46 (“Consolidation of Variable Interest Entities”). FASB Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities, representing those entities whose total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or whose equity investors cannot make significant decisions about the entity’s operations or do not absorb the entity’s expected losses or residual returns. The Interpretation requires that the primary beneficiary (defined as the person or entity that is expected to absorb a majority of the entity’s expected losses or receive a majority of the entity’s expected residual returns or both) to consolidate the VIE. Qualifying SPEs in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125”) are not affected by the Interpretation. The revised Interpretation No. 46 (FIN 46 (R)) was issued in December 2003. The Company and its subsidiaries fully adopted FIN 46(R) at March 31, 2004. See Note 10 for further information concerning the Company’s VIEs and the effects of the adoption of this Interpretation on the Company and its subsidiaries’ results of operations or financial position.

In April 2003, FASB Statement No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”) was issued. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”). This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of this Statement were applied prospectively. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In May 2003, FASB Statement No. 150 (“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) was issued. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in the statement of financial position. Part of the classification and measurement provisions of this Statement are deferred indefinitely pending further Board action. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In December 2003, FASB Statement No. 132 (revised 2003) (FASB Statement No. 132 (R)) (“Employers’ Disclosures about Pensions and Other Postretirement Benefits”) was issued. FASB Statement No. 132(R) revises and prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. FASB Statement No. 132(R) retains the disclosures required by the original FASB Statement No. 132 and required additional disclosures about plan assets, benefit obligations, cash flows and other relevant quantitative and qualitative information. FASB Statement No. 132(R) is generally effective for fiscal years ending after December 15, 2003. The Company and its subsidiaries adopted this Statement for fiscal 2004 and provided Note 16 in accordance with the disclosure requirements of this Statement.

(ag) Reclassifications

Certain amounts in the 2002 and 2003 consolidated financial statements have been reclassified to conform to the 2004 presentation. On the consolidated balance sheets, certain inventories included in advances and other

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

operating assets as of March 31, 2003 were reclassified to a separate account as inventories. The remaining amount in advances after the reclassification to inventories has been included in other assets. On the consolidated statements of income, gains on sales of real estate under operating leases included in operating leases for the years ended March 31, 2002 and 2003 were reclassified as a separate account.

2. Acquisitions

The Company has followed FASB Statement No. 141 (“Business Combinations”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”) for acquisitions subsequent to June 30, 2001. For acquisitions completed prior to July 1, 2001, the Company followed APB Opinion No. 16 (“Business Combinations”).

On September 28, 2001, the Company acquired 80% of the truck leasing company IFCO Inc., a subsidiary of Isuzu Motors Limited. The aggregate purchase price was ¥20,310 million, which was paid in cash. By combining the know-how developed at the Company and its subsidiaries with IFCO’s expertise, the Company plans to expand its automobile-related business in Japan. The results of IFCO’s operations have been included in the consolidated financial statements since the date of acquisition. This acquisition was accounted for under the purchase method.

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

On July 31, 2002, the Company acquired a 90% interest in Nittetsu Lease Co., Ltd. from Nippon Steel Corporation. The aggregate purchase price was ¥5,016 million, which was paid in cash. The Company acquired Nittetsu Lease in line with its plans to expand its domestic leasing operations. The results of Nittetsu Lease’s operations have been included in the consolidated financial statements since the date of acquisition. The acquisition was accounted for under the purchase method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

Millions of yen
Investment in direct financing leases (net)	¥112,605
Other assets	28,970
Intangible assets other than goodwill	2,910
Goodwill (non-tax deductible)	271

Total assets acquired	144,756

Short-term and long-term debt	131,862
Other liabilities	7,878

Total liabilities assumed	139,740

Net assets acquired	¥5,016

Of the ¥2,910 million of acquired intangible assets with an indefinite useful life other than goodwill, ¥1,455 million was assigned to “trademarks,” and ¥1,455 million was assigned as the value of a “shareholders agreement” and a “business cooperation agreement” that the Company signed with the seller, Nippon Steel Corporation.

During fiscal 2003, the Company and its subsidiaries acquired 10 other entities for a total cost of ¥25,530 million, which was paid in cash. Goodwill recognized in these transactions amounted to ¥3,127 million, which is not deductible for income tax calculation purposes. Acquisitions were made in line with the Company’s plans to expand real estate operations and guarantee business in Japan.

On December 31, 2003, Footwork Express Co., Ltd. (previously OSL Co., Ltd.), a 69.2% owned subsidiary of the Company, acquired net assets that constituted a business of reorganization company, Footwork Logistics Corporation (previously reorganization company, Footwork Express Co., Ltd.). The aggregate purchase price was ¥3,112 million ($29 million), of which ¥2,598 million ($24 million) was paid on December 31, 2003 and ¥514 million ($5 million) was paid on March 30, 2004, respectively, in cash. The Company purchased a business of Footwork Logistics Corporation in line with its plans to expand its corporate rehabilitation business in Japan. The Company includes balance sheet of Footwork Express as of December 31, 2003, the date of latest available financial statements, in the accompanying consolidated financial statements.

The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

	Millions of yen	Millions of dollars
Intangible assets other than goodwill	¥2,225	$21
Other assets	887	8

Total assets acquired	3,112	29

Net assets acquired	¥3,112	$29

Of the ¥2,225 million ($21 million) of acquired intangible assets other than goodwill, ¥1,343 million ($13 million) was assigned to trade name that has an indefinite useful life and ¥614 million ($6 million) was assigned to a customer base that has an amortization period of 20 years and ¥268 million ($2 million) was assigned to a business license that has an amortization period of half year. Furthermore, there is a possibility that additional payments may have to be made up to the fiscal 2007, depending upon the level of net income attained as stipulated in the business transfer contract. In this case, additional payments will be accounted for as an adjustment to the purchase price.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

During fiscal 2004, the Company and its subsidiaries acquired five other entities for a total cost of ¥10,658 million ($101 million), which was paid in cash. Goodwill recognized in these transactions amounted to ¥1,230 million ($12 million), which is not deductible for income tax calculation purposes. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. Thus, the amount of the goodwill would possibly be adjusted upon completion of the purchase price allocation. Acquisitions were made in line with the Company’s plans to expand real estate operations, operating leasing business and corporate rehabilitation business in Japan.

The segment in which goodwill is allocated is disclosed in Note 12 “Goodwill and Other Intangible Assets.”

3. Cash Flow Information

Cash payments for interest and income taxes during fiscal 2002, 2003 and 2004 are as follows:

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Interest	¥97,020	¥74,885	¥60,951	$577
Income taxes	13,021	25,641	56,364	533

4. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2003 and 2004 consists of the following:

	Millions of yen		Millions of dollars
	2003	2004	2004
Minimum lease payments receivable	¥1,620,648	¥1,510,856	$14,295
Estimated residual value	93,002	84,582	800
Initial direct costs	23,286	21,379	202
Unearned lease income	(164,628)	(163,242)	(1,544)

	¥1,572,308	¥1,453,575	$13,753

In connection with the securitization of direct financing lease receivables, as described in Note 9, the Company and its subsidiaries retained subordinated interests of ¥100,424 million and ¥50,072 million ($474 million) as of March 31, 2003 and 2004, respectively, which are included in investment in the above table.

Minimum lease payments receivable (including guaranteed residual values and subordinated interests retained) are due in periodic installments through 2022. At March 31, 2004, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of dollars
2005	¥558,803	$5,287
2006	378,663	3,583
2007	254,504	2,408
2008	154,262	1,460
2009	95,379	902
Thereafter	69,245	655

Total	¥1,510,856	$14,295

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Gains and losses from the disposition of direct financing lease assets are not significant for fiscal 2002, 2003 and 2004.

5. Investment in Operating Leases

Investment in operating leases at March 31, 2003 and 2004 consists of the following:

	Millions of yen		Millions of dollars
	2003	2004	2004
Transportation equipment	¥280,672	¥320,973	$3,037
Measuring equipment and personal computers	147,333	157,717	1,492
Real estate and other	315,859	290,037	2,744

	743,864	768,727	7,273
Accumulated depreciation	(230,558)	(249,007)	(2,356)

Net	513,306	519,720	4,917
Rental receivables	15,738	16,982	161

	¥529,044	¥536,702	$5,078

Gains/losses from disposition of real estate under operating lease assets are disclosed separately as gains on sales of real estate under operating leases and discontinued operations, respectively, in the accompanying consolidated statements of income.

For fiscal 2002, 2003 and 2004, gains from the disposition of assets under operating leases other than real estate are ¥2,782 million, ¥4,424 million and ¥2,783 million ($26 million), respectively, and are included in operating lease revenues.

The operating lease contracts include non-cancelable lease terms ranging from one month to 22 years. The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen	Millions of dollars
2005	¥67,873	$642
2006	43,964	416
2007	28,074	266
2008	16,978	161
2009	7,089	67
Thereafter	28,061	265

Total	¥192,039	$1,817

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

6. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2003 and 2004 is as follows:

	Millions of yen		Millions of dollars
	2003	2004	2004
Borrowers in Japan:
Consumer—
Housing loans	¥531,904	¥504,386	$4,772
Card loans	271,636	247,598	2,343
Other	32,668	54,634	517

	836,208	806,618	7,632

Corporate—
Real estate related companies	276,332	310,847	2,941
Commercial and industrial companies	821,992	850,539	8,047

	1,098,324	1,161,386	10,988

	1,934,532	1,968,004	18,620
Overseas corporate, industrial and other borrowers	333,313	250,460	2,370
Loan origination costs, net	20,194	16,476	156

	¥2,288,039	¥2,234,940	$21,146

Generally, all installment loans, except card loans, are made under agreements, which require the borrower to provide collateral or guarantors.

At March 31, 2004, the contractual maturities of installment loans for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of dollars
2005	¥604,439	$5,719
2006	309,360	2,927
2007	267,358	2,530
2008	216,504	2,048
2009	191,753	1,814
Thereafter	629,050	5,952

Total	¥2,218,464	$20,990

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥99,732 million, ¥115,610 million and ¥107,490 million ($1,017 million) for fiscal 2002, 2003 and 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

7. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2002, 2003 and 2004 are as follows:

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Beginning balance	¥141,077	¥152,887	¥133,146	$1,260
Provisions charged to income	51,367	54,706	49,592	469
Charge-offs	(50,690)	(78,744)	(54,471)	(515)
Recoveries	1,350	2,180	1,892	18
Other (1)	9,783	2,117	(2,139)	(21)

Ending balance	¥152,887	¥133,146	¥128,020	$1,211

(1)	Other includes foreign currency translation adjustments and the effect of acquisitions.

The balance of the allowance broken down into direct financing leases and installment loans at March 31, 2003 and 2004 is as follows:

	Millions of yen		Millions of dollars
	2003	2004	2004
Balance of allowance related to:
Direct financing leases	¥42,588	¥41,008	$388
Installment loans	90,558	87,012	823

Total	¥133,146	¥128,020	$1,211

Under FASB Statement No. 114 (“Accounting by Creditors for Impairment of a Loan”), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans which are not restructured) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

The recorded investments in loans considered impaired are ¥97,278 million and ¥93,542 million ($885 million) as of March 31, 2003 and 2004, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥63,975 million and ¥72,033 million ($682 million) as of March 31, 2003 and 2004, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥36,073 million and ¥39,187 million ($371 million) as of March 31, 2003 and 2004, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets.

The average recorded investments in impaired loans for fiscal 2002, 2003 and 2004 were ¥115,265 million and ¥102,413 million, ¥94,346 million ($893 million), respectively.

The Company and its subsidiaries recognized interest income on impaired loans of ¥1,200 million, ¥1,107 million and ¥990 million ($9 million), and collected in cash interest on impaired loans of ¥1,080 million, ¥914 million and ¥954 million ($9 million) in fiscal 2002, 2003 and 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The Company and its subsidiaries use 90 days for suspending recognition of income from direct financing leases and loans, however, the Company and its subsidiaries used 180 days in prior fiscal years. (see Note 1(e))

As of March 31, 2003, investment in direct financing leases and smaller-balance homogeneous loans past due 90 days or more and still accruing income were ¥8,778 million and ¥6,686 million, respectively. As of March 31, 2003 and 2004, the balances of direct financing leases on non-accrual status were ¥39,047 million and ¥36,568 million ($346 million), and the balances of smaller-balance homogeneous loans on non-accrual status were ¥53,901 million and ¥43,176 million ($409 million), respectively.

8. Investment in Securities

Investment in securities at March 31, 2003 and 2004 consists of the following:

	Millions of yen		Millions of dollars
	2003	2004	2004
Trading securities	¥12,154	¥26,354	$249
Available-for-sale securities	537,888	386,797	3,660
Held-to-maturity securities	10,638	—	—
Other securities	116,755	138,777	1,313

Total	¥677,435	¥551,928	$5,222

Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 20).

For fiscal 2002, 2003 and 2004, net unrealized holding gains and losses on trading securities are gains of ¥98 million, losses of ¥1,610 million and gains of ¥1,977 million ($19 million), respectively.

During fiscal 2002 and 2003, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥325,758 million and ¥264,021 million, respectively, resulting in gross realized gains of ¥18,147 million and ¥9,822 million, respectively, and gross realized losses of ¥4,352 million and ¥2,234 million, respectively. During fiscal 2004, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥164,860 million ($1,560 million), resulting in gross realized gains of ¥10,910 million ($103 million) and gross realized losses of ¥ 2,182 million ($21 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2002, 2003 and 2004, the Company and its subsidiaries charged losses on securities of ¥19,742 million, ¥14,325 million and ¥5,240 million ($50 million), respectively, to income for declines in market value of available-for-sale securities and held-to-maturity securities where the decline was considered as other than temporary.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at March 31, 2003 and 2004 are as follows:

March 31, 2003

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥41,466	¥173	¥(100)	¥41,539
Japanese prefectural and foreign municipal bond securities	13,826	91	(51)	13,866
Corporate debt securities	309,551	2,281	(4,633)	307,199
Mortgage-backed and other asset-backed securities	133,812	5,344	(3,355)	135,801
Funds in trust	4,606	—	(942)	3,664
Equity securities	25,476	12,956	(2,613)	35,819

	¥528,737	¥20,845	¥(11,694)	¥537,888

Held-to-maturity:
Asset-backed securities	10,638	397	(5)	11,030

	¥10,638	¥397	¥(5)	¥11,030

March 31, 2004

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥14,520	¥87	¥(146)	¥14,461
Japanese prefectural and foreign municipal bond securities	16,761	20	(115)	16,666
Corporate debt securities	174,398	2,524	(2,977)	173,945
Mortgage-backed and other asset-backed securities	124,398	5,169	(3,387)	126,180
Equity securities	17,562	39,030	(1,047)	55,545

	¥347,639	¥46,830	¥(7,672)	¥386,797

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

March 31, 2004

	Millions of dollars
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	$137	$1	$(1)	$137
Japanese prefectural and foreign municipal bond securities	159	0	(1)	158
Corporate debt securities	1,650	24	(28)	1,646
Mortgage-backed and other asset-backed securities	1,177	49	(32)	1,194
Equity securities	166	369	(10)	525

	$3,289	$443	$(72)	$3,660

The following table provides information about available-for-sale investments with gross unrealized losses, as of March 31, 2004, and the length of period for which individual securities have been in a continuous unrealized loss position:

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	¥3,453	¥(146)	¥—	¥—	¥3,453	¥(146)
Japanese prefectural and foreign municipal bond securities	7,725	(115)	—	—	7,725	(115)
Corporate debt securities	117,563	(1,764)	13,982	(1,213)	131,545	(2,977)
Mortgage-backed securities	10,735	(578)	25,910	(2,809)	36,645	(3,387)
Equity securities	1,237	(794)	1,864	(253)	3,101	(1,047)

	¥140,713	¥(3,397)	¥41,756	¥(4,275)	¥182,469	¥(7,672)

	Millions of dollars
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	$33	$(1)	$—	$—	$33	$(1)
Japanese prefectural and foreign municipal bond securities	73	(1)	—	—	73	(1)
Corporate debt securities	1,112	(17)	132	(11)	1,244	(28)
Mortgage-backed securities	102	(5)	245	(27)	347	(32)
Equity securities	12	(8)	17	(2)	29	(10)

	$1,332	$(32)	$394	$(40)	$1,726	$(72)

Approximately 200 investment positions were in an unrealized loss position as of March 31, 2004. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

rates and credit spreads and market trends. As part of its ongoing monitoring process, management has concluded that none of these securities were other-than-temporarily impaired at March 31, 2004. The Company and its subsidiaries have the ability and intent to hold these securities for a time sufficient to recover its amortized cost.

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities held at March 31, 2004:

	Millions of yen		Millions of dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	¥63,028	¥63,307	$596	$599
Due after one to five years	148,252	147,490	1,403	1,395
Due after five to ten years	72,915	72,771	690	689
Due after ten years	45,882	47,684	434	452

	¥330,077	¥331,252	$3,123	$3,135

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥22,230 million, ¥15,980 million and ¥9,254 million ($88 million) for fiscal 2002, 2003 and 2004, respectively.

9. Securitization Transactions

During fiscal 2002, 2003 and 2004, the Company and its subsidiaries sold direct financing lease receivables and installment loans in securitization transactions. Certain information with respect to these transactions is as follows:

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Direct financing leases:
Balance securitized	¥202,767	¥150,956	¥26,284	$249
Gains recognized on securitization	6,159	3,205	170	2
Subordinated interests retained	48,542	25,388	—	—
Installment loans:
Balance securitized	46,062	78,674	9,250	88
Gains recognized on securitization	3,076	6,444	276	3
Subordinated interests retained	12,345	32,850	263	2

Regarding securitizations of direct financing lease receivables, for fiscal 2002, 2003 and 2004, revenues from retained interests of ¥11,336 million, ¥12,348 million and ¥9,542 million ($90 million), respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from retained interests of ¥2,105 million, ¥7,075 million and ¥12,175 million ($115 million), respectively, are included in interest on loans and investment securities in the consolidated statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Retained interests are subordinate to the investors’ interests. Their value is subject to credit risk, interest rate risk and prepayment risk on the sold financial assets. The investors and special-purpose entities have no recourse to the Company or its subsidiaries’ other assets for failure of debtors to pay.

As of March 31, 2003 and 2004, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2002, 2003 and 2004 are as follows:

	2002		2003			2004
	Direct financing leases	Installment loans	Direct financing leases	Installment loans		Direct financing leases	Installment loans
		Card loans		Card loans	Mortgage loans (1)		Commercial mortgage loans
Expected credit loss	0.07%-1.70%	0.72%	0.03%-1.70%	0.84%-1.42%	0.69%	0.01%	2.39%
Discount rate	3.62%-5.36%	1.62%	2.35%-5.36%	1.26%-1.35%	0.68%-2.11%	8.35%	1.79%
Annual prepayment rate (2)	—	—	—	—	5.95%	—	19.18%

(1)	Mortgage loans contain commercial mortgage loans and housing loans.
(2)	With respect to direct financing leases, card loans and commercial mortgage loans sold in fiscal 2003, the Company and its subsidiaries did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating discount rates or principal payments.

Retained interests from securitization transactions in fiscal 2004 and prior years are recorded in the consolidated balance sheets at March 31, 2004. Key economic assumptions used in measuring the fair value of retained interests as of March 31, 2004, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

	2004
	Direct financing leases	Installment loans
		Card loans	Commercial mortgage loans	Housing loans
Expected credit loss	0.01%-2.12%	0.22%-0.31%	1.50%-3.58%	0.98%
Discount rate	2.47%-8.35%	0.95%-2.03%	1.62%-1.71%	0.44%-3.33%
Annual prepayment rate (3)	1.76%-12.56%	—	22.89%-32.64%	7.63%

(3)	With respect to card loans, the Company’s subsidiary did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating principal payments. With respect to commercial mortgage loans, the Company did not make separate assumptions for prepayment rate rather considered the effect of prepayments in estimating discount rates in fiscal 2003. However, the Company began to make separate assumptions for prepayment rate in fiscal 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

	In millions of yen, except for weighted average life				In millions of dollars, except for weighted average life
	Direct financing leases	Installment loans			Direct financing leases	Installment loans
		Card loans	Commercial mortgage loans	Housing loans		Card loans	Commercial mortgage loans	Housing loans
Fair value of retained interests	¥55,389	¥59,072	¥1,236	¥5,062	$524	$559	$12	$48
Weighted average life (in years)	1.0-6.4	—	2.9	10.7	1.0-6.4	—	2.9	10.7
Expected credit loss:
+10%	426	617	5	23	4	6	0	0
+20%	852	1,229	11	46	8	12	0	0
Discount rate:
+10%	396	221	2	19	4	2	0	0
+20%	788	441	5	37	7	4	0	0
Prepayment rate:
+10%	452	—	23	83	4	—	0	1
+20%	682	—	39	160	6	—	0	2

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

Certain cash flows received from/(paid to) special-purpose entities for all securitization activities in fiscal 2002, 2003 and 2004 are summarized as follows:

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Proceeds from new securitizations	¥258,926	¥239,050	¥35,704	$338
Servicing fees received	231	470	551	5
Cash flows received on interests retained	10,315	21,201	31,742	300
Repurchases of ineligible assets and delinquent assets	(25,247)	(26,122)	(23,647)	(224)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Quantitative information about delinquencies, net credit losses, and components of securitized financial assets and other assets managed together in fiscal 2003 and 2004 are as follows:

March 31, 2003

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,897,391	¥47,825	¥25,445
Installment loans	2,425,906	157,865	51,119

Total assets managed or securitized	4,323,297	¥205,690	¥76,564

Less: assets securitized	(462,950)

Assets held in portfolio	¥3,860,347

March 31, 2004

	Millions of yen			Millions of dollars
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,633,875	¥36,568	¥13,921	$15,459	$346	$132
Installment loans	2,374,449	136,718	38,658	22,466	1,294	365

Total assets managed or securitized	4,008,324	¥173,286	¥52,579	37,925	$1,640	$497

Less: assets securitized	(319,809)			(3,026)

Assets held in portfolio	¥3,688,515			$34,899

The total securitized assets, as of March 31, 2004, are ¥339,943 million ($3,216 million), but the assets of ¥20,134 million ($191 million), of which the Company and a subsidiary’s only continuing involvement is the servicing, are not included in the table above.

A subsidiary entered into a collateralized bond obligation transaction in fiscal 1999 and accounted for the transaction as a sale. The assets securitized as a result of the transaction were ¥45,478 million as of March 31, 2003, and were not included in the table above. The bond was matured in fiscal 2004, and the subsidiary received ¥6,630 million ($63 million) from special-purpose entities.

In fiscal 2004 and prior years, the Company and its subsidiaries entered into other lease receivable securitization programs that were not accounted for as sales. The payables under these securitization programs of ¥105,281 million and ¥76,393 million ($723 million) are included in long-term debt, and the minimum lease

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

payments receivable of ¥141,664 million and ¥116,289 million ($1,100 million) and cash collateral of ¥3,242 million and ¥2,911 million ($28 million) are included in investment in direct financing leases and other assets in the consolidated balance sheets as of March 31, 2003 and 2004, respectively.

10. Business Transactions with Special Purpose Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No. 46 (revised December 2003) (“Consolidation of Variable Interest Entities”) was first issued in January 2003, and effective March 31, 2003, for the SPEs created after January 31, 2003. In December 2003, the revised FASB Interpretation No. 46 (“FIN 46(R)”) was announced, and all SPEs were tested for consolidation in accordance with FIN 46(R). FIN 46(R) addresses consolidation by business enterprises of SPEs within the scope of the Interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

Information about significant SPEs for the Company and its subsidiaries are as follows:

(a) SPEs for liquidating customer assets

The Company and its subsidiaries may use SPEs in structuring financing for customers to liquidate specific customer assets. The SPEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of SPEs structures is requested by such customer. Such SPEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these SPEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide installment loans to such SPEs in the aggregate of ¥14,210 million and ¥16,197 million ($153 million) as of March 31, 2003 and 2004, and occasionally make investments in these SPEs, which amount to ¥18,856 million and ¥15,937 million ($151 million) as of March 31, 2003 and 2004, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Total assets of such SPEs are ¥186,512 million and ¥201,841 million ($1,910 million) as of March 31, 2003 and 2004, respectively. Among those SPEs, no SPEs were subject to consolidation.

(b) SPEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with SPEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in an SPE that is designed to be bankruptcy remote from the customer. The SPE acquires real estate and/or develops real estate projects.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The Company and its subsidiaries provide non-recourse loans to SPEs in the aggregate of ¥13,611 million and ¥12,683 million ($120 million) as of March 31, 2003 and 2004, and/or make investments in these SPEs, which amount to ¥2,685 million and ¥4,840 million ($46 million) as of March 31, 2003 and 2004, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Total assets of such SPEs are ¥29,537 million and ¥34,296 million ($324 million) as of March 31, 2003 and 2004, respectively. Among those SPEs, one SPE was consolidated at March 31, 2004, and its assets of ¥8,706 million ($82 million) are mainly included in inventories in the consolidated balance sheets.

The consolidated SPE borrows from financial institutions, and ¥8,040 million ($76 million) of the SPE’s assets are pledged as collateral for the non-recourse loans as of March 31, 2004. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(c) SPEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries acquire real estate and establish SPEs to simplify the administration activities necessary for the real estate. The Company and its subsidiaries have always consolidated such SPEs even though the Company and its subsidiaries may not have voting rights since substantially all of such SPEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore controlled by and for the benefit of the Company and its subsidiaries.

Total assets of such SPEs are ¥26,093 million and ¥48,809 ($462 million) as of March 31, 2003 and 2004, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets as of March 31, 2003 and 2004, respectively.

Certain SPEs borrow non-recourse loans from financial institutions, and ¥11,041 million ($104 million) of the SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2004. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(d) Kumiai structures

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

The Company has evaluated each of these structures pursuant to Interpretation No. 46(R) and has concluded that although the SPEs that are part of the Kumiai structure are VIEs, the Company and its subsidiaries do not have the primary beneficial interest. As a result, these SPEs are not consolidated by the Company and its subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

11. Investment in Affiliates

Investment in affiliates at March 31, 2003 and 2004 consists of the following:

	Millions of yen		Millions of dollars
	2003	2004	2004
Common stock, at equity value	¥131,388	¥149,237	$1,412
Loans	13,586	7,959	75

	¥144,974	¥157,196	$1,487

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥38,664 million and ¥37,385 million, respectively, as of March 31, 2003 and ¥45,548 million ($431 million) and ¥51,884 million ($491 million), respectively, as of March 31, 2004.

In fiscal 2002, 2003 and 2004, the Company and its subsidiaries received dividends from affiliates of ¥473 million, ¥2,060 million and ¥3,136 million ($30 million), respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥30,487 million and ¥31,189 million ($295 million) as of March 31, 2003 and 2004, respectively.

During fiscal year ended March 31, 2003, the Company acquired an interest in two affiliates accounted for under the equity method for which the purchase price allocation was not complete as of March 31, 2003. Upon completion of valuation of investees’ assets and liabilities during fiscal 2004 it was determined that the fair value of investees’ assets and liabilities exceeded the purchase price paid. This excess of fair value of the Company’s proportionate interest in the net assets of investees upon acquisition has been recorded first as a reduction of noncurrent assets of the investees with the excess reported as an extraordinary gain of ¥609 million ($6 million), net of tax of ¥421 million ($ 4 million), during fiscal 2004.

On March 30, 2002, the Company acquired approximately a 22% interest in The Fuji Fire and Marine Insurance Company Limited (“Fuji”) for ¥18,105 million. The Company recorded its share of earnings by the equity method from the date of acquisition through December 31, 2002, the date of latest available financial statements for the year ended March 31, 2003. At March 31, 2002, the Company reflected certain preliminary estimates with respect to the value of the underlying net assets of Fuji in the Company’s consolidated financial statements. Fuji had not, prior to the investment by the Company, prepared financial statements in accordance with US GAAP. Fuji began the process of preparing financial statements in accordance with US GAAP shortly after the investment in Fuji was made by the Company. However, the process of preparing US GAAP financial statements as of the acquisition date was not completed until January 2003. At that time it was determined that the Company’s proportionate share of the fair value of the net assets acquired exceeded the acquisition cost. In accordance with the provisions of FASB Statement No. 141, the excess remaining after first reducing noncurrent assets to zero was recorded as an extraordinary gain of ¥3,214 million, net of tax of ¥2,206 million, in the year ended March 31, 2003.

The Company formed a consortium with the Hanwha Group (a conglomerate or chaebol located in the Republic of Korea), and Macquarie Life Limited (a life insurance company located in Australia). The consortium entered into a stock purchase agreement (“Purchase Agreement”) with Korea Deposit Insurance Corporation (“KDIC”), and acquired 51% of the outstanding shares of Korea Life Insurance Co., Ltd. (“KLI”) on December 12, 2002. Pursuant to the Purchase Agreement, the Company acquired 17% of the outstanding shares for approximately 275 billion Korean won (¥27,778 million) and made a payment for half of this amount on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

December 12, 2002. With respect to the other half of the purchase price (the “second payment”), the Company is required to make the second payment two years from the date of the Purchase Agreement. At the acquisition date, the excess of the purchase price over the Company’s proportionate share of the fair value of the net assets of KLI was equal to the purchase price of ¥27,778 million, as KLI had negative assets as of the acquisition date.

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

Since the Company, through the Consortium Agreement and the Shareholders Agreement, has the ability to influence the operations and the financial policies of KLI, the Company accounts for this investment by the equity method and has recorded its share of earnings from the date of acquisition through December 31, 2002, the date of latest available financial statements, for the year ended March 31, 2003.

On June 11, 2002, ORIX JREIT Inc. (“ORIX JREIT”), a wholly-owned Japanese real estate investment corporation as of March 31, 2002, completed an initial public offering of its investment units, which had been previously issued by ORIX JREIT to the Company. Through this initial public offering, the Company as a unitholder sold to investors 80% or 98,700 units out of 123,372 units of the outstanding units of ORIX JREIT and recognized ¥3,174 million of gain included in other operating revenues in the accompanying consolidated statements of income for the year ended March 31, 2003. The Company received aggregate net cash proceeds from the sale of ¥49,528 million or ¥501,800 per unit. As of the date of the public offering, ORIX JREIT invested in 40 properties located in Japan, including 33 office buildings, three residential buildings and four commercial properties such as hotels and retail buildings with total assets of approximately ¥116,775 million.

Subsequent to the initial public offering, the Company accounted for the remaining investment in ORIX JREIT using the equity method of accounting. In addition, ORIX JREIT entered into an asset management agreement with one of the Company’s subsidiaries and paid ¥470 million of management fees from June 2002 to March 2003 for the year ended March 31, 2003, ¥847 million ($8 million) for the year ended March 31, 2004, respectively.

The Company and its subsidiaries sold office buildings under operating leases to ORIX JREIT and recognized ¥7,617 million ($72 million) of gains on the sales, which were included in gains on sales of real estate under operating leases in the accompanying consolidated statements of income for the year ended March 31, 2004. The related intercompany profits have been eliminated based on the Company’s proportionate share under the equity method.

During fiscal year ended March 31, 2004, ORIX JREIT issued 52,000 units of ORIX JREIT to the public at an issue price of ¥ 463,873 ($4,389) per unit, receiving aggregate proceeds of ¥ 24,121 million ($228 million). As a result of the issuance of new units, the ownership interest of the Company and its subsidiary in ORIX JREIT decreased from 21% to 15%. Because the issuance price per unit issued by ORIX JREIT was less than the average carrying amount per unit of the Company and a subsidiary, the Company and a subsidiary were required to adjust the carrying amounts of their investments in ORIX JREIT by ¥ 396 million ($4 million) and recognized losses in earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Companies comprising a significant portion of investment in affiliates are Stockton Holdings Limited (29% of equity share), The Fuji Fire and Marine Insurance Company Limited (22%), ORIX JREIT Inc. (15%) and Korea Life Insurance Co., Ltd. (17%).

Combined and condensed information relating to the affiliates accounted for by the equity method for the fiscal year ended March 31, 2003 and 2004 are as follows (some operation data for entities reflect only the period since the Company made the investment and on the lag basis as described above):

	Millions of yen		Millions of dollars
	2003	2004	2004
Operations:
Total revenues	¥378,761	¥1,272,013	$12,035
Income before income taxes	44,887	111,109	1,051
Net income	34,593	93,734	887

Financial position:
Total assets	¥5,307,035	¥5,528,819	$52,312
Total liabilities	5,104,873	5,181,197	49,023
Shareholders’ equity	202,162	347,622	3,289

The Company had no significant transactions with these companies except described above.

In fiscal 2002, the affiliates, either individually or on a combined basis, were not significant to the financial position or results of operations of the Company and, therefore, combined condensed information has not been provided.

12. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2003 and 2004 are as follows:

	Millions of yen
	Corporate financial services	Rental operations	Real estate related finance	Real estate	Life insurance	Other	The Americas	Asia and Oceania	Europe	Total
Balance at March 31, 2002	¥338	¥746	¥(737)	¥(171)	¥4,452	¥167	¥7,442	¥2,664	¥262	¥15,163
Acquired	271	—	3,002	—	—	54	—	71	—	3,398
Impairment	—	—	—	—	—	—	—	—	(274)	(274)
Other (net) (1)	—	—	737	171	—	—	(705)	8	12	223

Current period change	271	—	3,739	171	—	54	(705)	79	(262)	3,347

Balance at March 31, 2003	609	746	3,002	—	4,452	221	6,737	2,743	—	18,510
Acquired	—	832	—	—	—	398	—	—	—	1,230
Impairment	—	(464)	—	—	—	—	—	—	—	(464)
Other (net) (1)	—	—	(693)	—	—	(53)	(964)	18	—	(1,692)

Current period change	—	368	(693)	—	—	345	(964)	18	—	(926)

Balance at March 31, 2004	¥609	¥1,114	¥2,309	—	¥4,452	¥566	¥5,773	¥2,761	—	¥17,584

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

	Millions of dollars
	Corporate financial services	Rental operations	Real estate related finance	Real estate	Life insurance	Other	The Americas	Asia and Oceania	Europe	Total
Balance at March 31, 2003	$6	$7	$28	$—	$42	$3	$63	$26	$—	$175
Acquired	—	8	—	—	—	4	—	—	—	12
Impairment	—	(4)	—	—	—	—	—	—	—	(4)
Other (net) (1)	—	—	(7)	—	—	(0)	(9)	0	—	(16)

Current period change	—	4	(7)	—	—	4	(9)	0	—	(8)

Balance at March 31, 2004	$6	$11	$21	—	$42	$7	$54	$26	—	$167

(1)	Other includes effect of an adoption of FASB Statement No. 141, foreign currency translation adjustments and certain other reclassifications.

The amount of goodwill amortization included in net income in fiscal 2002 was ¥728 million. The effects on income from continuing operations, net income and net income per share, which exclude such goodwill amortization from fiscal 2002, would have been as follows:

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Income from continuing operations, as reported	¥39,706	¥24,433	¥50,619	$479
Add back: goodwill amortization	728	—	—	—

Income from continuing operations, excluding goodwill amortization	¥40,434	¥24,433	¥50,619	$479

	Yen			Dollars
	2002	2003	2004	2004
Basic:
Income from continuing operations, as reported	¥482.35	¥292.00	¥604.88	$5.72
Add back: goodwill amortization	8.84	—	—	—

Income from continuing operations, excluding goodwill amortization	¥491.19	¥292.00	¥604.88	$5.72

Diluted:
Income from continuing operations, as reported	¥460.59	¥275.63	¥569.33	$5.39
Add back: goodwill amortization	8.42	—	—	—

Income from continuing operations, excluding goodwill amortization	¥469.01	¥275.63	¥569.33	$5.39

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Net income, as reported	¥40,269	¥30,243	¥54,020	$511
Add back: goodwill amortization	728	—	—	—

Net income, excluding goodwill amortization	¥40,997	¥30,243	¥54,020	$511

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

	Yen			Dollars
	2002	2003	2004	2004
Basic:
Net income, as reported	¥489.19	¥361.44	¥645.52	$6.11
Add back: goodwill amortization	8.84	—	—	—

Net income, excluding goodwill amortization	¥498.03	¥361.44	¥645.52	$6.11

Diluted:
Net income, as reported	¥467.11	¥340.95	¥607.52	$5.75
Add back: goodwill amortization	8.42	—	—	—

Net income, excluding goodwill amortization	¥475.53	¥340.95	¥607.52	$5.75

As of March 31, 2003, intangible assets not subject to amortization are ¥3,294 million and the gross carrying amount of intangible assets subject to amortization includes software of ¥34,644 million and others of ¥6,174 million associated with accumulated amortization of ¥18,108 million. The aggregate amortization expense for the net carrying amount of intangible assets in fiscal 2003 is ¥7,440 million.

As of March 31, 2004, intangible assets not subject to amortization are ¥3,361 million ($32 million) and the gross carrying amount of intangible assets subject to amortization includes software of ¥36,913 million ($349 million) and others of ¥8,455 million ($80 million) associated with accumulated amortization of ¥21,399 million ($202 million). The aggregate amortization expense for the net carrying amount of intangible assets in fiscal 2004 is ¥7,603 million ($72 million).

The estimated amortization expenses for each of five succeeding fiscal years are ¥6,184 million ($59 million) in fiscal 2005, ¥5,555 million ($53 million) in fiscal 2006, ¥4,611 million ($44 million) in fiscal 2007, ¥2,957 million ($28 million) in fiscal 2008 and ¥1,176 million ($11 million) in fiscal 2009, respectively.

13. Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

The composition of short-term debt and the weighted average interest rate on short-term debt at March 31, 2003 and 2004 are as follows:

March 31, 2003

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥296,310	1.1%
Short-term debt outside Japan, mainly from banks	296,861	2.2
Commercial paper in Japan	522,814	0.1
Commercial paper outside Japan	4,449	2.4

	¥1,120,434	0.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

March 31, 2004

	Millions of yen	Millions of dollars	Weighted average rate
Short-term debt in Japan, mainly from banks	¥241,746	$2,287	1.5%
Short-term debt outside Japan, mainly from banks	241,890	2,289	2.7
Commercial paper in Japan	417,854	3,954	0.1
Commercial paper outside Japan	2,426	23	1.6

	¥903,916	$8,553	1.2

Long-term debt at March 31, 2003 and 2004 consists of the following:

March 31, 2003

	Due	Millions of yen
Banks:
Fixed rate: 1.3% to 7.5%	2004–2015	¥198,680
Floating rate: principally based on LIBOR plus 0.0% to 0.8%	2004–2011	730,970
Insurance companies and others:
Fixed rate: 0.5% to 6.7%	2004–2011	388,646
Floating rate: principally based on LIBOR plus 0.0% to 0.6%	2005–2012	275,583
Unsecured 0.1% to 3.1% bonds	2004–2013	768,587
Unsecured 0.0% to 0.4% convertible notes	2005–2007	68,630
Unsecured 0.6% to 1.6% bonds with warrants	2004–2006	6,900
Unsecured 0.0% bonds with stock acquisition rights	2023	49,921
Unsecured 0.0% to 7.2% notes under medium-term note program	2004–2012	245,300
0.5% to 7.6% payables under securitized lease receivables	2004–2009	105,281
0.8% to 5.8% payables under securitized loan receivables	2010	18,115

		¥2,856,613

March 31, 2004

	Due	Millions of yen	Millions of dollars
Banks:
Fixed rate: 0.9% to 7.2%	2005-2014	¥124,031	$1,173
Floating rate: principally based on LIBOR plus 0.2% to 0.8%	2005-2021	790,947	7,484
Insurance companies and others:
Fixed rate: 0.5% to 6.7%	2005-2014	379,788	3,593
Floating rate: principally based on LIBOR plus 0.0% to 0.8%	2005-2021	248,972	2,356
Unsecured 0.6% to 3.1% bonds	2005-2013	744,113	7,041
Unsecured 0.0% to 0.4% convertible notes	2005-2007	68,473	648
Unsecured 0.6% to 1.6% bonds with warrants	2005-2006	3,400	32
Unsecured 0.0% bonds with stock acquisition rights	2023	45,956	435
Unsecured 0.0% to 6.1% notes under medium-term note program	2005-2013	159,332	1,508
0.4% to 3.0% payables under securitized lease receivables	2006-2009	76,393	723
0.5% to 5.8% payables under securitized loan receivables	2005-2010	21,314	201

		¥2,662,719	$25,194

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2004 is as follows:

Years ending March 31,	Millions of yen	Millions of dollars
2005	¥811,186	$7,675
2006	660,615	6,251
2007	513,290	4,857
2008	323,653	3,062
2009	176,310	1,668
Thereafter	177,665	1,681

Total	¥2,662,719	$25,194

For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made annually and principal is repaid upon maturity of the notes.

The Company issued Euro yen convertible bonds of ¥40,000 million in October 1999 and ¥28,840 million (added premium of ¥840 million) in December 2001. These are currently convertible into approximately 3,381,000 shares and 1,892,000 shares of common stock at fixed conversion prices of ¥11,831.80 and ¥14,800.00 per share, respectively. The conversion prices shall be adjusted, if the Company issues new shares at less than the current market price of the shares.

The Company issued unsecured Japanese yen bonds with warrants. These bonds were issued in conjunction with compensation plans that are described in Note 17. “Stock-Based Compensation.” These bonds in the amount of ¥1,800 million and ¥1,600 million (excluding value of warrants) were issued at par in September 2000 and July 2001, respectively.

The Company issued U.S. dollar zero coupon senior bond of $400 million, net of unamortized discount of $622 million, in June 2002. The bond has stock acquisition rights that are currently convertible into approximately 3,136,000 shares of common stock at a conversion price of $127.44 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than specified conversion trigger price which will be accreted from $140.48 for the quarter including the date of issuance to $355.05 for the quarter ending the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred.

Total committed lines for the Company and its subsidiaries were ¥862,147 million and ¥875,797 million ($8,286 million) at March 31, 2003 and 2004, respectively, and, of these lines, ¥797,449 million and ¥765,608 million ($7,244 million) were available at March 31, 2003 and 2004, respectively. Of the available committed lines, ¥86,459 million and ¥97,664 million ($924 million) were long-term committed credit lines at March 31, 2003 and 2004, respectively.

As of March 31, 2003 and 2004, ¥80,000 million and ¥64,000 million ($606 million) of the total committed lines were restricted for commercial paper backup purposes, and no borrowings were made under these lines at each balance sheet date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Some of the debt and commitment contracts contain covenant clauses. The covenants include select objective requirements relating to the need for the Company and its subsidiaries to maintain prescribed levels of equity or credit rating issued by the rating agencies. As of March 31, 2004, the Company and its subsidiaries were in compliance with such objective covenant requirements.

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

In addition to the minimum lease payments receivable related to the payables under securitized lease receivables described in Note 9. “Securitization Transactions,” the short-term and long-term debt payable to financial institutions are secured by the following assets as of March 31, 2004:

	Millions of yen	Millions of dollars
Minimum lease payments, loans and future rentals	¥71,960	$681
Investment in securities (include repurchase facilities of ¥116,318 million ($1,101 million))	116,560	1,103
Other operating assets and office facilities, net	4,173	39

	¥192,693	$1,823

As of March 31, 2004, securities and other assets of ¥7,884 million ($75 million) were pledged for collateral security deposits.

As of March 31, 2004, a subsidiary pledged borrowed bonds through security lending transactions with the fair values of ¥22,466 million ($213 million) for collateral security deposits.

Under agreements with customers on brokerage business, the Company and its subsidiaries received customers’ securities with an approximate value of ¥48,613 million ($460 million) as of March 31, 2004, that may be sold or repledged by the Company and its subsidiaries. As of March 31, 2004, ¥23,581 million ($223 million) at market value of the securities are repledged as collateral for short-term debt.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

14. Deposits

Deposits at March 31, 2003 and 2004 consist of the following:

	Millions of yen		Millions of dollars
	2003	2004	2004
Time deposits	¥214,801	¥242,102	$2,291
Other deposits	47,666	50,443	477

Total	¥262,467	¥292,545	$2,768

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The balances of time deposits, including certificates of deposit, issued in amounts of ¥10 million ($95 thousand) or more were ¥146,353 million and ¥159,873 million ($1,513 million) at March 31, 2003 and 2004, respectively.

The maturity schedule of time deposits at March 31, 2004 is as follows:

Years ending March 31,	Millions of yen	Millions of dollars
2005	¥124,085	$1,174
2006	38,291	362
2007	41,566	393
2008	21,816	207
2009	16,344	155

Total	¥242,102	$2,291

15. Income Taxes

Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes, and the provision for income taxes in fiscal 2002, 2003 and 2004 are as follows:

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes:
Domestic	¥61,797	¥35,884	¥80,163	$759
Foreign	10,509	9,295	21,994	208

	¥72,306	¥45,179	¥102,157	$967

Provision for income taxes:
Current—
Domestic	¥13,907	¥43,356	¥50,469	$478
Foreign	1,163	612	3,950	37

	15,070	43,968	54,419	515

Deferred—
Domestic	13,912	(28,521)	(11,733)	(111)
Foreign	3,618	5,299	8,852	84

	17,530	(23,222)	(2,881)	(27)

Provision for income taxes	¥32,600	¥20,746	¥51,538	$488

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a statutory income tax rate of approximately 42% in fiscal 2002, 2003 and 2004. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Under the provisions of FASB Statement No. 109 (“Accounting for Income Taxes”), the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates. The Amendments to Local Tax Laws, which were enacted on March 31, 2003 (effective from April 1, 2004), decreased the statutory tax rate to approximately 40.7%. During fiscal 2004, the statutory tax rate increased to 40.9%, due to the tuning of tax rate by each local tax authority. As a result, the net deferred tax liability decreased ¥2,420 million which decreased provision for income taxes in fiscal 2003, and increased ¥724 million ($7 million) which increased provision for income taxes in fiscal 2004.

Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2002, 2003 and 2004 are as follows:

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥72,306	¥45,179	¥102,157	$967

Tax provision computed at statutory rate	¥30,369	¥18,975	¥42,906	$406
Increases (reductions) in taxes due to:
Change in valuation allowance	549	2,597	1,019	10
Charge-off of deferred tax assets recognized for excess of the tax basis over the amounts for financial reporting of investments in subsidiaries	—	—	5,586	53
Non-deductible expenses for tax purposes	641	1,013	744	7
Effect of a change in tax rate	—	(2,420)	724	7
Amortization of goodwill	176	—	—	—
Effect of lower tax rates on foreign subsidiaries and domestic life insurance subsidiary	(873)	(705)	(1,225)	(12)
Effect of gain on sales of domestic subsidiaries	1,648	—	—	—
Other, net	90	1,286	1,784	17

Provision for income taxes	¥32,600	¥20,746	¥51,538	$488

In fiscal 2004, ¥5,586 million ($53 million) of deferred tax assets which had been recognized for excess of the tax basis over the amounts for financial reporting of investments in subsidiaries was written down; due to the change in the management’s future tax plan, the temporary differences for these deferred tax assets will no longer reverse in the foreseeable future and, accordingly, should no longer be recognized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Total income taxes recognized in fiscal 2002, 2003 and 2004 are as follows:

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Provision for income taxes	¥32,600	¥20,746	¥51,538	$488
Income tax on discontinued operations	303	450	1,921	19
Income tax on extraordinary gain	—	2,206	421	4
Income tax on cumulative effect of a change in accounting principle	51	353	—	—
Income tax on other comprehensive income (loss):
Net cumulative effect of adopting FASB Statement No. 133	(5,698)	—	—	—
Net unrealized gains (losses) on investment in securities	(11,694)	(7,046)	15,179	144
Minimum pension liability adjustments	(1,517)	1,986	(2,573)	(25)
Foreign currency translation adjustments	680	(835)	(3,192)	(31)
Net unrealized gains (losses) on derivative instruments	1,204	(445)	2,111	20

Total income taxes	¥15,929	¥17,415	¥65,405	$619

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2003 and 2004 are as follows:

	Millions of yen		Millions of dollars
	2003	2004	2004
Assets:
Net operating loss carryforwards	¥25,887	¥11,209	$106
Allowance for doubtful receivables on direct financing leases and probable loan losses	25,514	31,239	296
Other operating assets	2,887	3,703	35
Accrued expenses	8,088	11,219	106
Other	17,730	17,127	162

	80,106	74,497	705
Less: valuation allowance	(10,029)	(10,792)	(102)

	70,077	63,705	603

Liabilities:
Investment in direct financing leases	117,314	97,707	925
Investment in operating leases	3,899	5,280	50
Investment in securities	2,210	17,214	163
Deferred life insurance acquisition costs	8,749	11,640	110
Policy liabilities	5,709	4,040	38
Undistributed earnings	14,797	21,719	206
Prepaid benefit cost	10,223	10,937	103
Other	5,619	2,845	27

	168,520	171,382	1,622

Net deferred tax liability	¥98,443	¥107,677	$1,019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance in fiscal 2003 and 2004 were increases of ¥2,412 million and ¥763 million ($7 million), respectively.

Certain subsidiaries have net operating loss carryforwards of ¥47,606 million ($450 million) at March 31, 2004, which expire as follows:

Year ending March 31,	Millions of yen	Millions of dollars
2005	¥3,005	$28
2006	5,794	55
2007	1,505	14
2008	1,434	14
2009	2,723	26
Thereafter	33,145	313

Total	¥47,606	$450

As of March 31, 2004, a deferred tax liability of ¥10,529 million ($100 million) has not been recognized for ¥81,621 million ($772 million) of undistributed earnings of certain foreign subsidiaries as it is the Company’s intention to permanently reinvest those earnings. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

Net deferred tax assets and liabilities at March 31, 2003 and 2004 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of dollars
	2003	2004	2004
Other assets	¥17,588	¥14,557	$138
Income taxes: deferred	116,031	122,234	1,157

Net deferred tax liability	¥98,443	¥107,677	$1,019

16. Pension Plans

The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of such payments are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

determined on the basis of length of service and remuneration at the time of termination. The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2003 and 2004 is as follows:

	Millions of yen		Millions of dollars
	2003	2004	2004
Change in benefit obligation:
Benefit obligation at beginning of year	¥66,715	¥74,688	$707
Service cost	4,060	3,737	35
Interest cost	1,728	1,655	16
Plan participants’ contributions	535	255	2
Plan amendments	(3,076)	—	—
Actuarial loss	6,332	2,478	23
Foreign currency exchange rate change	(345)	(484)	(5)
Benefits paid	(1,653)	(1,522)	(14)
Plan curtailment	(69)	(132)	(1)
Settlements	—	(407)	(4)
Special termination benefits	1	—	—
Acquisition and other	460	916	9

Benefit obligation at end of year	¥74,688	¥81,184	$768

Change in plan assets:
Fair value of plan assets at beginning of year	¥55,418	¥54,492	$516
Actual return on plan assets	(7,718)	6,457	61
Employer contribution	7,719	6,925	66
Plan participants’ contributions	535	255	2
Benefits paid	(1,239)	(1,371)	(13)
Foreign currency exchange rate change	(261)	(287)	(3)
Settlements	—	26	0
Acquisition and other	38	187	2

Fair value of plan assets at end of year	¥54,492	¥66,684	$631

The funded status of the plans:
Funded status	¥(20,196)	¥(14,500)	$(137)
Unrecognized prior service cost	(2,802)	(2,545)	(24)
Unrecognized net actuarial loss	45,170	39,587	375
Unrecognized net transition obligation	359	351	3

Net amount recognized	¥22,531	¥22,893	$217

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost	¥25,119	¥26,740	$253
Accrued benefit liability	(9,787)	(17,376)	(164)
Intangible asset	112	84	1
Accumulated other comprehensive loss, gross of tax	7,087	13,445	127

Net amount recognized	¥22,531	¥22,893	$217

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The accumulated benefit obligations for all defined benefit pension plans were ¥55,435 million and ¥66,642 million ($631 million), respectively, at March 31, 2003 and 2004.

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥35,147 million, ¥23,903 million and ¥14,383 million, respectively, at March 31, 2003 and ¥35,918 million ($340 million), ¥31,733 million ($300 million) and ¥15,069 million ($143 million), respectively, at March 31, 2004.

Net pension cost of the plans for fiscal 2002, 2003 and 2004 consists of the following:

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Service cost	¥3,799	¥4,060	¥3,737	$36
Interest cost	1,757	1,728	1,655	16
Expected return on plan assets	(1,496)	(1,534)	(1,231)	(12)
Amortization of unrecognized transition obligation	34	11	8	0
Amortization of unrecognized net actuarial loss	1,137	1,588	2,386	23
Amortization of unrecognized prior service cost	(13)	(272)	(272)	(3)
Plan curtailment and settlements	146	13	229	2

Net periodic pension cost	¥5,364	¥5,594	¥6,512	$62

The Company and certain subsidiaries use a March 31 measurement date for the majority of its plans.

Significant assumptions of domestic and foreign pension plans used to determine these amounts are as follows:

Domestic	2002	2003	2004
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate.		2.0%	2.0%
Rate of increase in compensation levels		1.7%	1.9%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	3.0%	2.5%	2.0%
Rate of increase in compensation levels	2.1%	2.2%	1.7%
Expected long-term rate of return on plan assets	3.0%	2.5%	2.0%

Foreign	2002	2003	2004
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate.		6.3%	5.7%
Rate of increase in compensation levels		4.0%	0.1%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	7.3%	7.0%	6.3%
Rate of increase in compensation levels	4.5%	4.3%	4.0%
Expected long-term rate of return on plan assets	9.3%	9.3%	8.5%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The Company and certain subsidiaries determine the expected long-term rate of return on plan assets annually based on the composition of the pension asset portfolios of the plan year and the expected long-term rate of return on these portfolios. The expected long-term rate of return is designed to approximate the long-term rate of return actually earned on the plans’ assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees. The Company and certain subsidiaries use a number of factors to determine the expected rate of return, including actual historical returns on the asset classes of the plans’ portfolios and independent projections of returns of the various asset classes.

The asset allocation for the Company and certain subsidiaries’ pension plans at March 31, 2003 and 2004 are as follows:

	2003	2004
Equity securities	43.8%	30.2%
Debt securities	43.6	31.4
Life insurance company general accounts	7.1	6.2
Short-term financial instruments	4.4	31.0
Other	1.1	1.2

Total	100.0%	100.0%

Life insurance company general accounts in the above table are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.

The Company and certain subsidiaries’ investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. The Company and certain subsidiaries formulate policy portfolio appropriate to produce the expected long-term rate of return on plan assets, and ensure that plan assets are allocated under this policy portfolio. The Company and certain subsidiaries periodically have an external consulting firm monitor the results of actual return and revise the policy portfolio if necessary.

Equity securities in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of ¥203 million ($2 million) at March 31, 2004.

The Company and certain subsidiaries expect to contribute ¥7,409 million ($70 million) to those pension plans during the year ending March 31, 2005.

In addition, directors and corporate auditors of certain subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. The amount required based on length of service and remuneration to date under these plans is fully accrued.

The Company abolished this unfunded termination plans at June 2003.

Total provisions charged to income for all the plans including the defined benefit plans are ¥6,238 million, ¥7,094 million and ¥9,564 million ($90 million), in fiscal 2002, 2003 and 2004, respectively.

17. Stock-Based Compensation

The Company has four types of stock-based compensation plans as incentive plans for directors, corporate executive officers, corporate auditors and selected employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

In fiscal 1999, 2000 and 2001, the Company granted stock options to directors, corporate executive officers and certain employees of the Company and the stock options vested immediately except for the fiscal 2001 plan which had a vesting period of three years and the exercise periods are 9.75 years, 9.7 years and 10 years from the grant date, respectively. Under the plans, option holders have the right to purchase in the aggregate 146,000, 145,000 and 316,700 treasury shares of the Company for options granted during fiscal 1999, 2000 and 2001, respectively.

In fiscal 2000, 2001 and 2002, the Company issued unsecured bonds with detachable warrants. Simultaneously with the issuance of the unsecured bonds, the Company purchased all of the detachable warrants from the underwriters and distributed such warrants to corporate auditors and certain employees of the Company and to directors, corporate auditors and certain employees of subsidiaries. The warrants issued each fiscal year from fiscal 2000 to 2002 vested immediately with an exercise period of four years. By exercising the warrants, the warrant holders can purchase in the aggregate, 302,484, 126,143 and 124,303 shares of the Company granted for each fiscal year. The number of the Company’s shares to be issued for fiscal 2000 plan was adjusted April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000. For financial reporting purposes, these transactions were accounted for as the issuance of debt to third parties and separately as the issuance of warrants to directors, corporate auditors and employees. The issuance of the warrants was accounted for under the intrinsic value method allowed per FASB Statement No. 123 (“Accounting for Stock-Based Compensation”).

In fiscal 2002, the Company granted another option plan of which the vesting period was two years and the exercise period was 10 years from the grant date. Under this plan, the Company issued warrants to directors, corporate executive officers and certain employees of the Company to purchase, in the aggregate, 300,900 shares of the Company’s common stock at an exercise price. The issuance of the warrants was accounted for under the intrinsic value method allowed per FASB Statement No. 123.

In fiscal 2003 and 2004 the Company granted stock acquisition rights which had a vesting period of 1.67 years and 1.92 years and an exercise period of 9.67 years and 9.92 years, respectively. The acquisition rights were to purchase, in the aggregate, 453,300 and 516,000 shares of the Company’s common stock at an exercise price. The acquisition rights were distributed to directors, corporate executive officers, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies. The issuance of the stock acquisition rights was accounted for under the intrinsic value method allowed per FASB Statement No. 123.

The Board of Directors intends to obtain approval from shareholders, at the next general meeting, to be held on June 23, 2004, for an additional grant of stock acquisition rights for 640,000 shares, to directors, corporate executive officers, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies during the year ending March 31, 2005.

For all plans above, the exercise prices, which are determined by a formula linked to the stock price of the Company’s shares on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s shares at the grant dates.

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2002	2003	2004	2004
Grant-date fair value	¥5,014	¥3,126	¥3,351	$31.71
Expected life (in years)	9.65	6.95	8.90	8.90
Risk-free rate	1.21%	0.52%	0.81%	0.81%
Expected volatility	32.31%	43.52%	41.79%	41.79%
Expected dividend yield	0.123%	0.339%	0.346%	0.346%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The following table summarizes information about stock option activity for fiscal 2002, 2003 and 2004:

	2002		2003		2004
	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average exercise price
		Yen		Yen		Yen	Dollars
Outstanding at beginning of year	1,276,547	¥11,458	1,568,253	¥11,991	1,833,405	¥11,333	$107.23
Granted	425,203	12,329	453,300	7,452	516,000	7,230	68.41
Exercised	(124,616)	7,846	(62,929)	6,899	(25,200)	7,779	73.60
Forfeited or expired	(8,881)	9,735	(125,219)	7,758	(273,295)	11,297	106.89

Outstanding at end of year	1,568,253	11,991	1,833,405	11,333	2,050,910	10,349	97.92

Exercisable at end of year	953,953	¥10,475	767,905	¥11,225	1,086,010	¥13,029	$123.28

The exercise prices of the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000.

Summary information about the Company’s stock options outstanding and exercisable at March 31, 2004 is as follows:

Range of exercise price	Outstanding			Exercisable
	Number of shares	Weighted-average remaining life	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Yen		Years	Yen		Yen
¥ 7,230-¥10,000	1,053,500	8.40	¥ 7,371	88,600	¥ 7,784
10,001- 13,000	563,794	5.46	11,831	563,794	11,831
13,001- 16,272	433,616	4.63	15,657	433,616	15,657

7,230- 16,272	2,050,910	6.80	10,349	1,086,010	13,029

Range of exercise price	Outstanding			Exercisable
	Number of shares	Weighted-average remaining life	Weighted-average exercise price	Number of shares	Weighted-average exercise price
Dollars		Years	Dollars		Dollars
$ 68.41-$ 94.62	1,053,500	8.40	$ 69.74	88,600	$ 73.65
94.63- 123.00	563,794	5.46	111.94	563,794	111.94
123.01- 153.96	433,616	4.63	148.14	433,616	148.14

68.41- 153.96	2,050,910	6.80	97.92	1,086,010	123.28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

18. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) in fiscal 2002, 2003 and 2004 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders’ equity.

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Minimum pension liability adjustments	Foreign currency translation adjustments	Net unrealized losses on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2001	¥34,344	¥(4,684)	¥(25,108)	¥—	¥4,552
Net cumulative effect of adopting FASB Statement No. 133, net of tax of ¥5,698 million				(8,400)	(8,400)
Net unrealized losses on investment in securities, net of tax of ¥11,796 million	(19,555)				(19,555)
Reclassification adjustment for gains included in net income, net of tax of ¥(102) million	(33)				(33)
Minimum pension liability adjustments, net of tax of ¥1,517 million		(2,150)			(2,150)
Foreign currency translation adjustments, net of tax of ¥(680) million			10,324		10,324
Reclassification adjustment for gains include in net income			(16)		(16)
Net unrealized losses on derivative instruments, net of tax of ¥51 million				(76)	(76)
Reclassification adjustment for losses included in net income, net of tax of ¥(1,255) million				1,914	1,914

Current period change	(19,588)	(2,150)	10,308	(6,562)	(17,992)

Balance at March 31, 2002	14,756	(6,834)	(14,800)	(6,562)	(13,440)
Net unrealized losses on investment in securities, net of tax of ¥7,887 million	(14,300)				(14,300)
Reclassification adjustment for losses included in net income, net of tax of ¥(841) million	1,461				1,461
Minimum pension liability adjustments, net of tax of ¥(1,986) million		2,652			2,652
Foreign currency translation adjustments, net of tax of ¥835 million			(15,780)		(15,780)
Reclassification adjustment for losses included in net income			661		661
Net unrealized losses on derivative instruments, net of tax of ¥1,040 million				(1,785)	(1,785)
Reclassification adjustment for losses included in net income, net of tax of ¥(595) million				784	784

Current period change	(12,839)	2,652	(15,119)	(1,001)	(26,307)

Balance at March 31, 2003	1,917	(4,182)	(29,919)	(7,563)	(39,747)
Net unrealized gains on investment in securities, net of tax of ¥(17,929) million	26,875				26,875
Reclassification adjustment for losses included in net income, net of tax of ¥2,750 million	(3,744)				(3,744)
Minimum pension liability adjustments, net of tax of ¥2,573 million		(3,785)			(3,785)
Foreign currency translation adjustments, net of tax of ¥3,192 million			(15,467)		(15,467)
Reclassification adjustment for losses included in net income			(243)		(243)
Net unrealized gains on derivative instruments, net of tax of ¥(1,846) million				2,588	2,588
Reclassification adjustment for losses included in net income, net of tax of ¥(265) million				382	382

Current period change	23,131	(3,785)	(15,710)	2,970	6,606

Balance at March 31, 2004	¥25,048	¥(7,967)	¥(45,629)	¥(4,593)	¥(33,141)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

	Millions of dollars
	Net unrealized gains (losses) on investment in securities	Minimum pension liability adjustments	Foreign currency translation adjustments	Net unrealized losses on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2003	$18	$(39)	$(284)	$(71)	$(376)
Net unrealized gains on investment in securities, net of tax of $(170) million	254				254
Reclassification adjustment for losses included in net income, net of tax of $26 million	(35)				(35)
Minimum pension liability adjustments, net of tax of $25 million		(36)			(36)
Foreign currency translation adjustments, net of tax of $31 million			(146)		(146)
Reclassification adjustment for losses included in net income			(2)		(2)
Net unrealized gains on derivative instruments, net of tax of $(17) million				24	24
Reclassification adjustment for losses included in net income, net of tax of $(3) million				4	4

Current period change	219	(36)	(148)	28	63

Balance at March 31, 2004	$237	$(75)	$(432)	$(43)	$(313)

19. Shareholders’ Equity

Changes in the number of shares issued and outstanding in fiscal 2002, 2003 and 2004 are as follows:

	Number of shares
	2002	2003	2004
Beginning balance	82,388,025	84,303,985	84,365,914
Common stock issued in public and private offering	1,800,000	—	—
Exercise of warrants and stock acquisition rights	95,383	61,929	400
Common stock issued for acquisitions of minority interests of subsidiaries	20,577	—	—
Ending balance	84,303,985	84,365,914	84,366,314

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

The Board of Directors resolved in May 2004 that total of ¥2,092 million ($20 million) dividend shall be distributed to the shareholders of record as of March 31, 2004. The liability for declared dividends and related impact on shareholder’s equity are accounted for in the period of such board of directors’ resolution.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The amount available for dividends under the Code is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, and there are restrictions on the payment of dividends relating to net unrealized gains on investment in securities and the earnings impact of derivatives, amounting to ¥20,340 million ($192 million) as of March 31, 2004. As a result, the amount available for dividends is amounted to ¥101,197 million ($957 million) as of March 31, 2004.

Retained earnings at March 31, 2004 includes ¥35,822 million ($339 million) relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2004, the restricted net assets of certain subsidiaries include regulatory capital requirements for life insurance, banking, securities brokerage operations of ¥26,149 million ($247 million).

20. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities in fiscal 2002, 2003 and 2004 consist of the following:

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Brokerage commissions	¥2,940	¥2,400	¥3,967	$38
Net gains on investment securities	15,427	8,457	22,058	208

	¥18,367	¥10,857	¥26,025	$246

Trading activities—Net gains on investment securities include net trading revenue of ¥442 million, net trading loss of ¥1,040 million and net trading revenue of ¥1,500 million ($14 million) for fiscal 2002, 2003 and 2004, respectively. Net gains of ¥225 million, ¥231 million and ¥431 million ($4 million) on derivative trading instruments are also included in net gains on investment securities for fiscal 2002, 2003 and 2004, respectively.

21. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2002, 2003 and 2004 consist of the following:

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Life insurance premiums	¥135,479	¥122,963	¥119,458	$1,130
Life insurance related investment income	16,854	15,548	14,754	140

	¥152,333	¥138,511	¥134,212	$1,270

The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in the recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2002, 2003 and 2004 amounted to ¥11,424 million, ¥11,740 million and ¥10,017 million ($95 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

22. Other Operations

In fiscal 2002, 2003 and 2004, other operating revenues include revenues from building maintenance operations, which amounted to ¥6,673 million, ¥11,731 million and ¥17,705 million ($168 million), respectively, and their related expenses were ¥5,448 million, ¥9,602 million and ¥15,599 million ($148 million), respectively. In addition, in fiscal 2002, 2003 and 2004, other operating revenues include fee income from the servicing of receivables in a foreign subsidiary, which amounted to ¥6,722 million, ¥5,884 million and ¥6,183 million ($59 million), respectively, and their related expenses were ¥1,275 million, ¥976 million and ¥948 million ($9 million), respectively.

Other items consist of revenues and expenses from golf courses, a training facility and hotels, operating results from real estate related business, commissions for the sale of insurance and other financial products and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2002, 2003 and 2004, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2002, 2003 and 2004.

23. Write-downs of Long-Lived Assets

In accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and subsidiaries performed tests for impairment on some assets for which events or changes in circumstances indicated that the carrying amount might not be recoverable. The Company and subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. When it is determined that an asset’s carrying amount is not recoverable, an impairment loss is measured as the amount by which the carrying amount exceeds the asset’s estimated fair value. Fair value was calculated based on recent transactions involving sales of similar assets, by independent third party appraisals, appraisals prepared internally by the Company’s own staff of appraisers or other valuation techniques to estimate fair value.

During fiscal 2002, 2003 and 2004, the Company and certain subsidiaries recognized impairment losses for differences between long-lived asset carrying values and estimated fair values in the amount of ¥2,716 million, ¥50,682 million and ¥12,345 million ($117 million), respectively, which are reflected as write-downs of long-lived assets. The losses of ¥8,052 million ($76 million) were included in the real estate segment, ¥3,019 million ($29 million) were included in the Americas’ segment and ¥143 million ($1 million) were included in the corporate financial services segment respectively, remaining ¥1,131 million ($11 million) of losses was recorded separately from segment information for assets considered corporate assets in the year ended March 31, 2004. The detail of significant write-downs is as follows.

Golf courses—At the end of fiscal 2002, the prices of individual golf memberships were rising and no impairment losses were recorded during the year ended March 31, 2002. However, in fiscal 2003, after continuing to rise for a few months, the prices of individual golf course memberships fell steeply. Further, the fair value of individual golf courses fell during the year and competition resulted in the reduction in play fees at many courses. Certain subsidiaries reassessed, in some cases with the assistance of outside consultants, the expected future cash flows for all of the golf courses they own. Certain subsidiaries determined that the expected future cash flow for four golf courses was less than current carrying amount and wrote these golf courses down to their estimated fair value resulting in write-downs of long-lived assets of ¥25,270 million in the year ended March 31, 2003. In fiscal 2004, certain subsidiaries performed tests for impairment at four golf courses having indications that their cash flows had declined due to competition with surrounding golf courses, which resulted in the decrease in the number of visitors and playing fees. As results of the tests, certain subsidiaries have

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

determined that the expected future cash flow was less than the current carrying value for two golf courses. Estimated fair values which were reassessed by independent third party appraisals, had been determined to be less than the current carrying value, and certain subsidiaries have written these two golf courses down to their estimated fair values resulting in write-downs of long-lived assets of ¥3,473 million ($33 million).

Corporate Dormitories—The Company and a subsidiary have a business activity that consists of leasing corporate dormitory buildings to major corporations in Japan. During the year ended March 31, 2003, ¥3,137 million of write-downs for several dormitory properties were recorded, due to the deterioration of terms and conditions of lease contract between those corporations and the Company or a subsidiary. During the year ended March 31, 2004, some lease contracts with corporate customers were restructured at lower rental rates or expired without being renewed, due to cutbacks made by certain corporate customers of their welfare programs and relating costs. The Company and a subsidiary performed tests for impairment on all of dormitory buildings and have determined that expected future cash flows are less than the current carrying amounts for several dormitory properties. As results of the tests, the Company and a subsidiary have written these buildings down to their estimated fair value resulting in write-downs of long-lived assets of ¥2,071 million ($19 million) in the year ended March 31, 2004.

Office Buildings—During the year ended March 31, 2003, ¥7,257 million of write-downs were recorded, due to decline in current rental rates. During fiscal 2004, business environments of office buildings have recovered slightly and rental rates have stopped declining in certain areas, but this trend did not spread to many other local cities. The Company and its subsidiaries performed tests for impairment. As results of the tests, the Company has determined that the expected future cash flow was less than the current carrying value and has written an office building down to the estimated fair value resulting in write-down of long-lived asset of ¥766 million ($7 million).

Hotel properties and Commercial Complex—During the year ended March 31, 2003, ¥4,910 million of write-downs were recorded due to the decline in occupancy rates at several of the hotel properties owned by the Company and certain subsidiaries. During fiscal 2004, the Company and certain subsidiaries recorded no impairment losses on the hotel properties. However a subsidiary in the United State has determined that there was a significant decline in the expected future cash flow generated from a certain commercial complex in the redevelopment area due to changes of the development project. Accordingly the subsidiary has written this property down to the estimated fair value resulting in write-down of ¥3,019 million ($29 million).

Condominiums—During the year ended March 31, 2003, ¥6,480 million of write-downs for approximately 540 units were recorded due to the decline in the expected cash flow by each unit. During the year ended March 31, 2004, the Company tested for impairment based on cash flow information by each unit and has written these condominiums down to their estimated fair value resulting in write-downs of long-lived assets of ¥915 million ($9 million) for approximately 160 units.

Others—During the year ended March 31, 2002 and 2003, the Company and certain subsidiaries recorded ¥2,716 million and ¥3,628 million of write-downs of long-lived assets, respectively, for other long-lived assets including developed and undeveloped land. During the year ended March 31, 2004, the Company and certain subsidiaries recorded impairment losses of ¥2,101 million ($20 million) for properties due to the continuous decline in the land value of local cities.

24. Discontinued Operations

The company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) requires to reclassify operations related to these real estate sold or to be disposed of by sale to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

discontinued operations, if the Company and its subsidiaries have no significant continuing involvement in sold properties. In fiscal 2004, the Company, its subsidiaries in Japan and a subsidiary in the United States sold real estate for rental without significant continuing involvement in those sold properties and earned ¥3,747 million ($35 million) of aggregated gain. In addition, the Company and its subsidiaries determined to dispose by sale properties for rental without a significant continuing involvement in those properties of ¥9,131 million ($86 million) which are included in the investment in operating leases in the accompanying consolidated balance sheet at March 31, 2004. Under that Statement, the Company and the subsidiaries report this gain on sales of rental properties, rental revenues generated and other expenses incurred by the operations of both the properties, which have been sold and to be disposed of by sale as income from discontinued operations in the accompanying consolidated statements of income. Income and expenses generated by the operations of these properties recognized in fiscal 2002 and 2003 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income. Revenue from operations for the discontinued operations reclassified during the year ended March 31, 2004 are ¥1,168 million, ¥1,825 million, ¥5,555 million ($53 million), and income before income taxes are ¥733 million, ¥1,109 million, ¥4,713 million ($45 million) in fiscal 2002, 2003 and 2004, respectively.

25. Per Share Data

In Japan, dividends which were payable to shareholders of record at the end of a fiscal year had been approved at the shareholders meeting held subsequent to the year-end until fiscal 2003. In fiscal 2004, the Company adopted “Company with Committees” board model, which became possible as a result of amendment to the Japanese Commercial Code effective in April, 2003, and accordingly dividends for fiscal 2004 were resolved at the board of directors meeting held subsequent to the year end. Therefore, the declarations of these dividends are not reflected in the financial statements at such fiscal year-ends. Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2002, 2003 and 2004 is as follows:

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Income from continuing operations	¥39,706	¥24,433	¥50,619	$479
Effect of dilutive securities—
Convertible notes	87	85	85	1

Income from continuing operations for diluted EPS computation	¥39,793	¥24,518	¥50,704	$480

	Thousands of shares
	2002	2003	2004
Weighted-average shares	82,318	83,672	83,685
Effect of dilutive securities—
Warrants	41	—	97
Convertible notes	3,962	5,273	5,273
Treasury stock	74	5	4

Weighted-average shares for diluted EPS computation	86,395	88,950	89,059

	Yen			Dollars
	2002	2003	2004	2004
Earnings per share for income from continuing operations:
Basic	¥482.35	¥292.00	¥604.88	$5.72
Diluted	460.59	275.63	569.33	5.39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

26. Derivative Financial Instruments and Hedging

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

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring counterparties and derivative transactions after contracts have been concluded.

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange forward contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions. The interest rate swap agreements outstanding as of March 31, 2004 mature at various dates through 2009. Net losses on derivative contracts that were reclassified from other comprehensive loss into earnings through other operating expenses and other operating revenues were ¥1,914 million, ¥784 million and ¥382 million ($4 million) during fiscal 2002, 2003 and 2004, respectively. Net losses of ¥224 million, ¥124 million and net gains of ¥19 million ($0 million), which represents the total ineffectiveness of cash flow hedges, were recorded in earnings, through other operating expenses and other operating revenues, for fiscal 2002, 2003 and 2004, respectively. Approximately ¥1,558 million ($15 million) of net derivative losses included in accumulated other comprehensive loss, net of applicable income taxes at March 31, 2004 will be reclassified into earnings through other operating expenses within fiscal 2005.

(c) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. One subsidiary hedges a portion of the interest rate exposure of the fair values of certain asset-backed securities with fixed interest rates using sales of futures and forward contracts on U.S. treasury securities. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2002, 2003 and 2004, a gain of ¥780 million, ¥0 million and ¥3 million ($0 million) of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings through other operating expenses and other operating revenues, respectively.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts, foreign currency swap agreements and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). The net gain or loss of foreign currency translation adjustments for fiscal 2002, 2003 and 2004 were a loss of ¥4,212 million, a gain of ¥5,052 million and ¥9,010 million ($85 million), respectively.

(e) Trading and other derivatives

Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into foreign currency swap agreements, interest rate swap agreements, caps, collars and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries’ convertible bonds and are recorded as stand-alone derivative contracts. At March 31, 2003 and 2004, the total face amounts were ¥82,000 million and ¥29,735 million ($281 million), respectively, and the fair value of conversion option were ¥187 million and ¥910 million ($9 million), respectively.

The following table provides notional amount information about derivative instruments as of March 31, 2003 and 2004. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

	Millions of yen		Millions of dollars
	2003	2004	2004
Interest rate risk management:
Interest rate swap agreements	¥459,208	¥440,894	$4,172
Options, caps and collars held	30,462	56,361	533
Forward contracts	75,726	97,510	923
Foreign exchange risk management:
Foreign exchange forward contracts	¥88,436	¥117,939	$1,116
Futures	—	114	1
Foreign currency swap agreements	303,051	224,628	2,125
Trading activities:
Futures	¥95,121	¥213,802	$2,023
Interest rate swap agreements	2,000	—	—
Options, caps and collars held	6,278	1,446	14
Options, caps and collars written	5,361	1,317	12
Foreign exchange forward contracts	1,876	8,387	79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

27. Significant Concentrations of Credit Risk

The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of offset and continuous oversight. The Company and its subsidiaries’ principal financial instrument portfolio consists of direct financing leases and installment loans which are secured by title to the leased assets and assets specifically collateralized in relation to loan agreements. When deemed necessary, guarantees are also obtained. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties’ failure to perform in connection with collateralized financing activities is believed to be minimal. The Company and its subsidiaries have access to collateral in case of bankruptcy and other losses. However, if the market of real estate falls greatly and the value of the secured real estate falls below the mortgage setting amount, the Company and certain subsidiaries receive the risk, which exceeds their forecast.

At March 31, 2003 and 2004, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, approximately ¥4,000 billion, or 81%, at March 31, 2003 and approximately ¥3,878 billion ($36,692 million), or 83%, at March 31, 2004 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥553 billion and ¥418 billion ($3,955 million) as of March 31, 2003 and 2004, respectively.

The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March 31, 2003 and 2004, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases which exceeded 10% of the consolidated total assets. The percentage of investment in transportation equipment to consolidated total assets is 11.7% and 12.1% as of March 31, 2003 and 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

28. Estimated Fair Value of Financial Instruments

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

March 31, 2003

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥12,154	¥12,154
Futures:
Assets	132	132
Liabilities	59	59
Options and other derivatives:
Assets	177	177
Liabilities	64	64
Non-trading instruments
Assets:
Cash and cash equivalents	204,677	204,677
Restricted cash	18,671	18,671
Time deposits	1,184	1,184
Installment loans (net of allowance for probable loan losses)	2,197,481	2,213,872
Investment in securities:
Practicable to estimate fair value	548,526	548,918
Not practicable to estimate fair value	116,755	116,755
Liabilities:
Short-term debt	1,120,434	1,120,434
Deposits	262,467	265,662
Long-term debt	2,856,613	2,879,538
Foreign exchange forward contracts:
Assets	388	388
Liabilities	644	644
Foreign currency swap agreements:
Assets	7,604	7,604
Liabilities	10,262	10,262
Interest rate swap agreements:
Assets	3,185	3,185
Liabilities	17,616	17,616
Options and other derivatives:
Assets	200	200
Liabilities	1,114	1,114

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

March 31, 2004

	Millions of yen		Millions of dollars
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥26,354	¥26,354	$249	$249
Futures:
Assets	602	602	6	6
Liabilities	44	44	0	0
Options and other derivatives:
Assets	45	45	0	0
Liabilities	32	32	0	0
Non-trading instruments
Assets:
Cash and cash equivalents	152,235	152,235	1,440	1,440
Restricted cash	35,621	35,621	337	337
Time deposits	677	677	6	6
Installment loans (net of allowance for probable loan losses)	2,147,928	2,162,285	20,323	20,459
Investment in securities:
Practicable to estimate fair value	386,797	386,797	3,660	3,660
Not practicable to estimate fair value	138,777	138,777	1,313	1,313
Liabilities:
Short-term debt	903,916	903,916	8,553	8,553
Deposits	292,545	296,036	2,768	2,801
Long-term debt	2,662,719	2,672,585	25,194	25,287
Foreign exchange forward contracts:
Assets	1,566	1,566	15	15
Liabilities	1,264	1,264	12	12
Foreign currency swap agreements:
Assets	16,607	16,607	157	157
Liabilities	1,328	1,328	13	13
Interest rate swap agreements:
Assets	1,386	1,386	13	13
Liabilities	9,364	9,364	89	89
Options and other derivatives:
Assets	1,590	1,590	15	15
Liabilities	1	1	0	0

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—For cash and cash equivalents, restricted cash, time deposits and short-term debt, the carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their relatively short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans and other loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities.

Investment in securities—For trading securities and available-for-sale securities, the estimated fair values, which are also the carrying amounts recorded in the consolidated balance sheets, were generally based on quoted market prices or quotations provided by dealers. For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values).

For other securities, for which there were no quoted market prices, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair value. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium- and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates.

Derivatives—The fair value of derivatives generally reflects the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are available for most of the Company’s and its subsidiaries’ derivatives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

29. Commitments, Guarantees, and Contingent Liabilities

Commitments—As of March 31, 2004, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥9,996 million ($95 million).

The minimum future rentals on non-cancelable operating leases are as follows. The longest contract will mature in fiscal 2011.

Years ending March 31,	Millions of yen	Millions of dollars
2005	¥1,068	$10
2006	889	8
2007	801	8
2008	717	7
2009	404	4
Thereafter	148	1

Total	¥4,027	$38

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥6,301 million, ¥7,293 million and ¥7,042 million ($67 million) in fiscal 2002, 2003 and 2004, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥966 million, ¥1,795 million and ¥3,320 million ($31 million) in fiscal 2002, 2003 and 2004, respectively. The longest contract of them will mature in fiscal 2009. At March 31, 2004, the amounts due in each of the next five years are as follows:

Years ending March 31,	Millions of yen	Millions of dollars
2005	¥3,394	$32
2006	3,392	32
2007	3,372	32
2008	1,672	16
2009	110	1

Total	¥11,940	$113

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥172,441 million ($1,632 million) as of March 31, 2004.

The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met such as card loans. As of March 31, 2004, the total unused credit available amount is ¥262,510 million ($2,484 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Guarantees—The Company and its subsidiaries adopted FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognized a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45 issued or amended on and after January 1, 2003. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position. The following table represents the summary of guarantees recorded as guarantee liabilities as of the March 31, 2003 and 2004 and potential future payments of the guarantee contracts outstanding:

	Millions of yen				Millions of dollars
	2003		2004		2004
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	¥49,010	¥11,802	¥43,402	¥10,024	$411	$95
Consumer loans	21,983	2,349	25,473	2,809	241	27
Corporate loans	22,142	22	53,672	1,726	508	16
Other	8,325	120	2,964	—	28	—

	¥101,460	¥14,293	¥125,511	¥14,559	$1,188	$138

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals and employees of the Company and certain subsidiaries. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than two months.

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

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

30. Segment Information

The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations. With respect to the corporate financial services segment, the rental operations segment and real estate related finance in operations in Japan segment, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

Corporate financial services operations are primarily corporate direct financing leases and lending operations other than real estate related lending. Rental operations comprise operating leases over measuring equipment, information-related equipment and automobiles. Real estate related finance operations include corporate real estate financing activities as well as personal housing loan lending operations. Real estate operations primarily comprise residential subdivision developments as well as the rental and management of office buildings, golf courses, hotels and a training facility. Life insurance operations include direct and agency life insurance sales and related activities. The three overseas operating segments, the Americas, Asia and Oceania, and Europe, include direct financing lease operations, investment in debt securities, collateralized real estate lending and aircraft and ship financing operations. Other operations, which are not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, are reported under operations in Japan, other. They primarily include securities brokerage, venture capital operations and card loans.

The titles of segments “Corporate finance” and “Equipment operating leases”, which had appeared in previous years’ annual reports, were changed to “Corporate financial services” and “Rental operations” respectively, to present the components of these segments more clearly. Furthermore, the compositions of these two segments have not been changed upon the change in titles.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Financial information of the segments for fiscal 2002, 2003 and 2004 is as follows:

Year ended March 31, 2002	Millions of yen
	Operations in Japan						Overseas operations			Total
	Corporate financial services	Rental operations	Real estate- related finance	Real estate	Life insurance	Other	The Americas	Asia and Oceania	Europe
Revenues	¥118,794	¥67,319	¥31,582	¥85,516	¥154,296	¥49,139	¥75,195	¥56,677	¥14,716	¥653,234
Interest revenue	16,983	23	20,399	235	—	34,015	33,804	11,686	4,002	121,147
Interest expense	17,295	1,157	5,572	2,774	1	3,614	28,229	17,472	7,931	84,045
Depreciation and amortization	37,031	41,885	1,039	5,761	373	3,565	3,812	15,386	6,166	115,018
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	18,069	24	7,563	5	—	12,578	10,434	2,519	175	51,367
Write-downs of long-lived assets	—	—	—	2,716	—	—	—	—	—	2,716
Increase in policy liabilities	—	—	—	—	40,777	—	—	—	—	40,777
Equity in net income (loss) of and gain (loss) on sales of affiliates	74	(2)	8	3	—	1,865	(1,851)	1,330	(310)	1,117
Discontinued operations	—	—	—	614	—	—	119	—	—	733
Segment profit (loss)	48,066	9,906	5,654	5,842	5,764	4,941	810	5,433	600	87,016
Segment assets	1,960,380	147,444	1,012,896	326,473	543,738	352,433	794,330	435,093	113,844	5,686,631
Long-lived assets	47,894	99,090	33,013	251,186	990	244	86,891	77,610	59,097	656,015
Expenditures for long-lived assets	21,971	55,038	10,560	23,905	—	—	—	30,316	—	141,790
Investment in affiliates	143	24	381	—	—	33,335	25,739	13,398	—	73,020

Year ended March 31, 2003	Millions of yen
	Operations in Japan						Overseas operations			Total
	Corporate financial services	Rental operations	Real estate- related finance	Real estate	Life insurance	Other	The Americas	Asia and Oceania	Europe
Revenues	¥125,560	¥67,655	¥51,589	¥104,454	¥138,511	¥61,238	¥57,909	¥55,425	¥13,311	¥675,652
Interest revenue	18,643	8	28,991	414	—	41,474	30,460	10,281	951	131,222
Interest expense	18,322	1,310	6,346	2,167	86	3,453	19,177	14,794	2,061	67,716
Depreciation and amortization	33,967	43,161	3,099	4,623	75	4,077	3,380	17,745	5,683	115,810
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	18,431	2,431	8,499	4	108	14,195	8,173	2,698	167	54,706
Write-downs of long-lived assets	—	—	—	50,682	—	—	—	—	—	50,682
Increase in policy liabilities	—	—	—	—	5,889	—	—	—	—	5,889
Equity in net income (loss) of and gain (loss) on sales of affiliates	(73)	—	561	2	—	3,168	4,433	3,118	(1,916)	9,293
Discontinued operations	—	—	90	615	—	—	404	—	—	1,109
Segment profit (loss)	44,158	4,402	19,572	(39,441)	4,791	8,452	1,332	9,765	(736)	52,295
Segment assets	1,893,422	144,397	931,513	303,838	579,805	387,978	618,148	437,874	75,207	5,372,182
Long-lived assets	49,237	85,748	86,247	207,821	18,350	216	70,784	74,965	41,865	635,233
Expenditures for long-lived assets	15,244	60,093	5,201	30,106	327	—	907	27,106	1,423	140,407
Investment in affiliates	161	22	13,118	—	—	40,636	27,866	45,790	3,583	131,176

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Year ended March 31, 2004	Millions of yen
	Operations in Japan						Overseas operations
	Corporate financial services	Rental operations	Real estate- related finance	Real estate	Life insurance	Other	The Americas	Asia and Oceania	Europe	Total
Revenues	¥128,355	¥74,370	¥54,792	¥143,451	¥133,391	¥73,986	¥47,294	¥53,694	¥10,708	¥720,041
Interest revenue	17,954	6	32,099	381	—	38,691	18,206	8,238	658	116,233
Interest expense	17,367	1,695	6,401	2,394	87	3,138	13,010	12,411	1,412	57,915
Depreciation and amortization	35,569	46,037	4,345	4,337	73	2,805	3,441	18,018	4,795	119,420
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	18,133	(155)	6,870	86	912	16,729	4,476	2,500	41	49,592
Write-downs of long-lived assets	143	—	—	8,052	—	—	3,019	—	—	11,214
Decrease in policy liabilities	—	—	—	—	15,771	—	—	—	—	15,771
Equity in net income (loss) of and gain (loss) on sales of affiliates	(61)	12	475	12	—	3,144	4,369	10,925	(1,330)	17,546
Discontinued operations	—	—	1,325	487	—	—	2,901	—	—	4,713
Segment profit (loss)	43,787	9,342	18,102	6,244	5,382	10,079	7,601	17,848	(1,252)	117,133
Segment assets	1,806,686	147,231	909,019	309,558	582,473	412,505	472,595	413,041	56,634	5,109,742
Long-lived assets	83,214	89,653	71,006	192,969	25,225	786	60,208	76,368	31,683	631,112
Expenditures for long-lived assets	30,889	52,592	12,458	40,410	8,090	1	8,384	30,926	20	183,770
Investment in affiliates	99	35	(676)	634	12,852	50,568	26,778	54,360	4,528	149,178

Year ended March 31, 2004	Millions of dollars
	Operations in Japan						Overseas operations
	Corporate financial services	Rental operations	Real estate- related finance	Real estate	Life insurance	Other	The Americas	Asia and Oceania	Europe	Total
Revenues	$1,214	$704	$518	$1,357	$1,262	$701	$447	$509	$101	$6,813
Interest revenue	170	0	304	4	—	366	172	78	6	1,100
Interest expense	164	16	61	23	1	30	123	117	13	548
Depreciation and amortization	336	436	41	41	1	27	33	170	45	1,130
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	172	(2)	65	1	9	158	42	24	0	469
Write-downs of long-lived assets	1	—	—	76	—	—	29	—	—	106
Decrease in policy liabilities	—	—	—	—	149	—	—	—	—	149
Equity in net income (loss) of and gain (loss) on sales of affiliates	(0)	0	5	0	—	30	41	103	(13)	166
Discontinued operations	—	—	13	5	—	—	27	—	—	45
Segment profit (loss)	414	88	171	59	51	96	72	169	(12)	1,108
Segment assets	17,094	1,393	8,601	2,929	5,511	3,903	4,472	3,908	535	48,346
Long-lived assets	787	848	672	1,826	239	7	570	722	300	5,971
Expenditures for long-lived assets	292	498	118	382	77	0	79	293	0	1,739
Investment in affiliates	1	0	(6)	6	122	478	253	514	43	1,411

The accounting policies of the segments are almost the same as those described in Note 1 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

not included in segment profit or loss. Equity in net income (loss) of affiliates, minority interest income and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and write-offs of unamortized deferred credits, are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), inventories, advances for investment in operating leases (included in other assets) and investment in affiliates (not including loans). This has resulted in depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are revenues, segment profit and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen			Millions of dollars
	2002	2003	2004	2004
Revenues:
Total revenues for segments	¥653,234	¥675,652	¥720,041	$6,813
Revenue related to corporate assets	5,228	7,993	6,287	60
Revenue from discontinued operations	(1,168)	(1,825)	(5,555)	(53)

Total consolidated revenues	¥657,294	¥681,820	¥720,773	$6,820

Segment profit:
Total profit for segments	¥87,016	¥52,295	¥117,133	$1,108
Corporate interest expenses, general and administrative expenses	(4,215)	(5,403)	(7,975)	(75)
Adjustment of income tax expenses to equity in net income and minority income	(1,324)	(986)	(141)	(1)
Corporate write-downs of securities	(7,556)	(3,408)	(2,637)	(25)
Corporate other gain or loss	(882)	3,790	490	5
Discontinued operations	(733)	(1,109)	(4,713)	(45)

Total consolidated income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥72,306	¥45,179	¥102,157	$967

Segment assets:
Total assets for segments	¥5,686,631	¥5,372,182	¥5,109,742	$48,346
Inventories	(70,591)	(100,893)	(121,441)	(1,149)
Advances for investment in operating leases	(101,974)	(43,890)	(39,342)	(372)
Investment in affiliates (not including loans)	(73,290)	(131,388)	(149,237)	(1,412)
Corporate assets	72,897	47,158	49,472	468

Total consolidated operating assets	¥5,513,673	¥5,143,169	¥4,849,194	$45,881

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”) requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for operations in Japan and on the bases of geographic area for overseas operations, the information required is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are significant. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the foreign subsidiaries and foreign affiliates.

FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2002, 2003 and 2004.

SCHEDULE II. – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

ORIX Corporation and Subsidiaries

For the year ended March 31, 2002

	Millions of yen
Description	Balance at beginning of period	Addition: Charged to costs and expenses	Deduction	Translation Adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥—	¥341	¥(3)	¥27	¥365
Disposal of equipment	—	458	(458)	—	—
Severance and other benefits to terminated employees	—	931	(731)	16	216
Other closure, employee and professional costs	—	855	(753)	8	110

Total	¥—	¥2,585	¥(1,945)	¥51	¥691

Deferred tax assets: valuation allowance	¥6,783	¥783	¥(234)	¥285	¥7,617

For the year ended March 31, 2003

	Millions of yen
Description	Balance at beginning of period	Addition: Charged to costs and expenses	Deduction	Translation Adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥365	¥93	¥(239)	¥(32)	¥187
Disposal of equipment	—	—	—	—	—
Severance and other benefits to terminated employees	216	—	(178)	(18)	20
Other closure, employee and professional costs	110	—	(79)	(10)	21

Total	¥691	¥93	¥(496)	¥(60)	¥228

Deferred tax assets: valuation allowance	¥7,617	¥3,007	¥(410)	¥(185)	¥10,029

For the year ended March 31, 2004

	Millions of yen
Description	Balance at beginning of period	Addition: Charged to costs and expenses	Deduction	Translation Adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥187	¥421	¥(146)	¥(15)	¥447
Disposal of equipment	—	44	(31)	(1)	12
Severance and other benefits to terminated employees	20	204	(137)	(6)	81
Other closure, employee and professional costs	21	133	(84)	—	70

Total	¥228	¥802	¥(398)	¥(22)	¥610

Deferred tax assets: valuation allowance	¥10,029	¥3,514	¥(2,495)	¥(256)	¥10,792

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 23, 2004

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 23, 2004

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on June 23, 2004

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the Annual Report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 14.1	Consent of independent registered public accounting firm