Form 20-F
period 2005-03-31
ORIX CORP
filed 2005-07-15
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-14856

ORIX KABUSHIKI KAISHA

(Exact name of Registrant as specified in our charter)

ORIX CORPORATION

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

Mita NN Bldg., 4-1-23 Shiba, Minato-ku

Tokyo 108-0014, Japan

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

As of March 31, 2005, 87,388,706 Shares were outstanding, including Shares that were represented by 2,258,320 ADSs outstanding as of March 31, 2005.

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

i

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

As used in this annual report, unless the context otherwise requires, “Company” and “ORIX” refer to ORIX Corporation and “ORIX Group,” “we,” “us,” “our” and similar terms refer to ORIX Corporation and its subsidiaries.

In this annual report, “subsidiary” and “subsidiaries” refer to consolidated subsidiaries of ORIX, companies in which ORIX owns more than 50% of the outstanding voting stock and exercises effective control over the companies’ operations, and “affiliate” and “affiliates” refer to all of our affiliates accounted for by the equity method, companies in which ORIX has the ability to exercise significant influence over their operations by way of 20-50% ownership of the outstanding voting stock or other means.

The consolidated financial statements of ORIX have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

References in this annual report to “yen” or “¥” are to Japanese yen and references to “US$,” “$” or “dollars” are to United States dollars.

Certain monetary amounts and percentage data included in this annual report have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sum of the figures which precede them.

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2005 is referred to throughout this annual report as fiscal 2005 or the 2005 fiscal year, and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. When included in this annual report, the words, “will,” “should,” “expects,” “intends,” “anticipates,” “estimates” and similar expressions, among others, identify forward-looking statements. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. These forward-looking statements are made only as of the filing date of this annual report. The Company expressly disclaims any obligation or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

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

SELECTED FINANCIAL DATA

	Year ended March 31,
	2001	2002	2003	2004	2005	2005
	(In millions of yen and millions of dollars)
Income statement data: (1)
Total revenues	¥624,975	¥695,089	¥718,890	¥756,670	¥916,950	$8,539
Total expenses	567,827	622,453	681,709	672,098	785,993	7,320
Operating income	57,148	72,636	37,181	84,572	130,957	1,219
Equity in net income (loss) of affiliates	29	(449)	6,203	17,924	20,043	187
Gain (loss) on sales of affiliates	2,059	119	2,002	(542)	3,347	31
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	59,236	72,306	45,386	101,954	154,347	1,437
Income from continuing operations	34,157	39,706	24,578	50,510	85,521	796
Net income	34,157	40,269	30,243	54,020	91,496	852

	As of March 31,
	2001	2002	2003	2004	2005	2005
	(In millions of yen and millions of dollars except number of Shares)
Balance sheet data:
Investment in direct financing leases (2)	¥1,657,709	¥1,658,669	¥1,572,308	¥1,453,575	¥1,451,574	$13,517
Installment loans (2)	1,846,511	2,273,280	2,288,039	2,234,940	2,386,597	22,224

Subtotal	3,504,220	3,931,949	3,860,347	3,688,515	3,838,171	35,741
Investment in operating leases	451,171	474,491	529,044	536,702	619,005	5,764
Investment in securities	942,158	861,336	677,435	551,928	589,271	5,487
Other operating assets	98,175	245,897	76,343	72,049	82,651	770

Operating assets (3)	4,995,724	5,513,673	5,143,169	4,849,194	5,129,098	47,762
Allowance for doubtful receivables on direct financing leases and probable loan losses	(141,077)	(152,887)	(133,146)	(128,020)	(115,250)	(1,073)
Other assets	736,664	989,433	921,044	903,783	1,055,105	9,824

Total assets	¥5,591,311	¥6,350,219	¥5,931,067	¥5,624,957	¥6,068,953	$56,513

Short-term debt	¥1,562,072	¥1,644,462	¥1,120,434	¥903,916	¥947,871	$8,826
Long-term debt	2,330,159	2,809,861	2,856,613	2,662,719	2,861,863	26,649
Common stock	41,820	51,854	52,067	52,068	73,100	681
Additional paid-in capital	59,885	69,823	70,002	70,015	91,045	848
Shareholders’ equity	461,323	502,508	505,458	564,047	727,333	6,773
Number of issued Shares	82,388,025	84,303,985	84,365,914	84,366,314	87,996,090	—
Number of outstanding Shares	81,706,280	83,646,466	83,693,009	83,691,007	87,388,706	—

		2001	2002	2003	2004	2005
Key ratios: (4)
Return on equity, or ROE		7.70	8.36	6.00	10.10	14.17
Return on assets, or ROA		0.62	0.67	0.49	0.93	1.56
Shareholders’ equity ratio		8.25	7.91	8.52	10.03	11.98
Allowance/investment in direct financing leases and installment loans		4.03	3.89	3.45	3.47	3.00

Per share data and employees:
Shareholders’ equity per Share		¥5,646.11	¥6,007.52	¥6,039.43	¥6,739.64	¥8,322.96
Basic earnings from continuing operations per Share (5)		417.77	482.35	293.74	603.58	1,016.78
Basic earnings per Share (5)		417.77	489.19	361.44	645.52	1,087.82
Diluted earnings per Share (5)		400.99	467.11	340.95	601.46	1,002.18
Cash dividends per Share		15.00	15.00	15.00	25.00	25.00
Cash dividends per Share (6)		$0.14	$0.12	$0.13	$0.21	$0.23
Number of employees		9,529	11,271	11,833	12,481	13,734

(1)	As a result of the recording of income from discontinued operations based on the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we reclassified certain items retroactively to the prior years.
(2)	The sum of assets considered more than 90 days past due and total impaired assets measured pursuant to FASB Statement No. 114 amounted to ¥258,432 million, ¥255,123 million, ¥205,690 million, ¥173,286 million and ¥138,699 as of March 31, 2001, 2002, 2003, 2004 and 2005, respectively. These sums included: (i) investment in direct financing leases considered more than 90 days past due of ¥53,515 million, ¥67,924 million, ¥47,825 million, ¥36,568 million and ¥25,733 million as of March 31, 2001, 2002, 2003, 2004 and 2005, respectively, (ii) installment loans (excluding amounts covered by FASB Statement No. 114) considered more than 90 days past due of ¥84,827 million, ¥74,199 million, ¥60,587 million, ¥43,176 million and ¥26,945 million as of March 31, 2001, 2002, 2003, 2004 and 2005, respectively, and (iii) installment loans considered impaired in accordance with FASB Statement No. 114 of ¥120,090 million, ¥113,000 million, ¥97,278 million, ¥93,542 million and ¥86,021 million as of March 31, 2001, 2002, 2003, 2004 and 2005, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year ended March 31, 2005 compared to Year ended March 31, 2004—Details of Operating Results—Revenues, New Business Volumes and Operating Assets—Direct Financing Leases”, “—Year ended March 31, 2004 compared to Year ended March 31, 2003—Details of Operating Results—Revenues, New Business Volumes and Operating Assets—Direct Financing Leases” and “—Details of Operating Results—Installment Loans and Investment Securities.”
(3)	Operating assets are defined as assets subject to regular, active sales and marketing activities including the assets shown on the balance sheet as investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets. Operating assets are calculated before allowance for doubtful receivables on direct financing leases and probable loan losses.
(4)	Return on equity is the ratio of net income for the period to average shareholders’ equity based on year end balances during the period. Return on assets is the ratio of net income for the period to average total assets based on year-end balances during the period. Shareholders’ equity ratio is the ratio as of the period end of shareholders’ equity to total assets. Allowance/investment in direct financing leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on direct financing leases and probable loan losses to the sum of investment in direct financing leases and installment loans.
(5)	Basic earnings from continuing operations per share is the amount derived by dividing income from continuing operations, by the weighted-average number of common shares outstanding based on month-end balances during the year. The term basic earnings from continuing operations per share as used throughout this annual report shall have the meaning described above. Furthermore, as a result of the application of EITF Issue No. 04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) to Liquid Yield Option NotesTM, which we issued in June 2002, diluted earnings per share in fiscal 2004 has been restated retroactively.
(6)	The U.S. dollar amounts represent translations of the Japanese yen amounts at the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.

EXCHANGE RATES

In certain parts of this annual report, we have translated yen amounts into dollars for the convenience of readers. The rate that we used for translations was ¥107.39 = $1.00, which was the approximate exchange rate in Japan on March 31, 2005 using the telegraphic transfer rate of the Bank of Tokyo-Mitsubishi, Ltd. The following table provides the noon buying rates for yen expressed in yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York during the periods indicated. As of July 14, 2005, the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was ¥112.14 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,
	2001	2002	2003	2004	2005
	(Yen per dollar)
Yen per dollar exchange rates:
High	¥125.54	¥134.77	¥133.40	¥120.55	¥114.30
Low	104.19	115.89	115.71	104.18	102.26
Average (of noon buying rates available on the last day of each month during the period)	111.65	125.64	121.10	112.75	107.28
At period-end	125.54	132.70	118.07	104.18	107.22

The following table provides the high and low noon buying rates for yen per $1.00 during the months indicated.

	High	Low
2005
January	¥104.93	¥102.26
February	105.84	103.70
March	107.49	103.87
April	108.67	104.64
May	108.17	104.41
June	110.91	106.64

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described below as well as all the other information in this annual report, including, but not limited to, our consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Our business, operating results and financial condition could be materially adversely affected by any of the factors discussed below or other factors. The trading prices of our securities could also decline due to any of these factors or other factors. This annual report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the risks faced by us described below and elsewhere in this annual report. See “Forward-Looking Statements.” Forward-looking statements in this section are made only as of the filing date of this annual report.

Our business may continue to be adversely affected by economic conditions in Japan

We conduct a substantial portion of our operations in Japan. For much of the last decade, the Japanese economy has suffered from weakness in the economy. While some signs of improvement in the Japanese economy were seen in fiscal 2005, the credit quality of our customers and the value of our assets have been, and may continue to be, affected by the weak Japanese economy.

As a result of adverse economic conditions in Japan, we may be unable to originate more leases and loans and our nonperforming assets may increase due to our customers’ inability to repay their obligations, and our allowance for doubtful receivables on direct financing leases and probable loan losses may prove to be inadequate. The value of collateral securing our loans, equipment that we lease to customers, long-lived assets that we own and securities in which we invest may decline. Returns on our operating assets may also decline. Our ability to re-lease or otherwise dispose of on favorable terms equipment for which the original leasing period has expired may also be limited by adverse economic conditions in Japan. In addition, we may not be able to sell the residential condominiums or other properties that we build or acquire, or we may be forced to sell the properties below cost at a loss.

Deflation, deterioration in market demand for real estate, natural disasters or environmental hazards may adversely affect the value of our long-lived assets or collateral of our loans

We continue to have substantial holdings of long-lived assets in Japan and overseas, although we recorded significant write-downs on these assets in the past as a result of deflation and other factors. In addition, a substantial portion of our installment loans are backed by real estate collateral. The amount of our provisions for probable loan losses is calculated based in part on the estimated potential recovery of a portion of these loans pursuant to the exercise of collateral rights in the event of default.

Deflation in Japan and overseas, or any other adverse conditions related to the real estate market, especially a decline in land prices, or any other events that substantially weaken demand for real estate sales and rentals, may adversely affect our business activities, the value of the long-lived assets we own or the value of the collateral underlying loans we make. We may need to write down additional assets if we determine that it is unlikely that we will be able to recover the carrying value of those assets. We may also need to increase provisions for probable loan losses if the estimated potential recovery from the collateral is reduced. Any such events could have an adverse effect on our results of operations and financial condition.

Land prices have declined for a number of consecutive years in Japan. According to a report issued in March 2005 by the Japanese Ministry of Land, Infrastructure and Transport, or MoLIT, land values continued to fall in Japan in the year ended December 31, 2004, although the rate of decline had decreased as compared to the decline in the year ended December 31, 2003. In some sections in the three major metropolitan areas of Tokyo, Osaka and Nagoya, land prices actually rose, indicating the overall downward trend in land prices that had prevailed during recent periods had reversed itself in major cities and some other regions.

The possibility of disaster or damage from earthquakes in Japan is generally higher than in other parts of the world. A substantial portion of our operations, long-lived assets, and collateral underlying loans is concentrated in Tokyo. If an earthquake or any other natural disaster or act of terrorism or any other human disaster were to occur in Japan, particularly in a metropolitan area like Tokyo, resulting in large-scale destruction, our long-lived assets, the collateral underlying loans we make or both would be adversely affected, and our business, results of operations, and financial condition would suffer a materially adverse effect.

In addition, before the Soil Contamination Measures Law went into effect on February 15, 2003, we did not regularly investigate at the time a loan was made whether land provided as collateral for a particular loan had been used as a factory site or operating facility in which hazardous materials were used or was otherwise land that could cause health problems due to soil contamination. If it is later determined that such land is polluted under the Soil Contamination Measures Law, the market value of the land would decrease significantly, and could have an adverse effect on the amounts receivable from the land as collateral.

Our credit losses on loans to Japanese real estate-related companies and construction companies may exceed our allowances for these loans

We have a significant amount of loans outstanding to Japanese real estate-related companies and construction companies and we maintain an allowance for probable loan losses on a portion of that amount. Our allowance for probable loan losses may be inadequate to cover credit losses on our loans to real estate-related companies and construction companies if operating conditions in the real estate industry continue to deteriorate further.

Japanese real estate-related companies and construction companies were severely affected by the collapse of the so-called economic bubble in Japan in the early 1990s. Because of the large declines in real estate prices, these companies have suffered enormous losses on their investments in real estate. Some of these losses have been recognized in the financial statements of these companies and some have not. Companies in these sectors are suffering from difficulties that resulted from the collapse of the bubble economy, including a lack of liquidity in the real estate market and a decrease in major development projects, as compared to the number of projects that were undertaken during the bubble period. As a result of these and other factors, real estate-related companies and construction companies may have difficulty paying amounts due on loans that we have made to them. In addition, the value of real estate collateral securing our loans outstanding to such companies may further decline, which may prevent us from fully recovering our loans to those companies if they default on their obligations.

Changes in market interest rates and currency exchange rates could adversely affect our assets and our financial condition and results of operations

Many of our business activities are subject to risks relating to changes in market interest rates and currency exchange rates in Japan and overseas.

Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect our ability to originate new transactions, including direct financing leases and loans. An increase in market interest rates may increase the repayment burden our customers bear with respect to loans, particularly under floating interest rate loans. These burdens could adversely affect the financial condition of our customers and their ability to repay their obligations, possibly resulting in a default on our lease transactions and loans. In addition, our funding cost, and as a result, interest expense, may increase. If the increase in the amount of interest payable by us as a result of increases in market interest rates exceeds the increase in the amount of interest received by us from interest-earning assets, our results of operations would be adversely affected.

Alternatively, a decrease in interest rates could result in faster prepayments of loans. Moreover, if the decrease in the amount of interest received by us from interest-earning assets as a result of decreases in interest rates exceeds the corresponding decrease in our funding cost, our results of operations could be adversely affected.

Not all of our assets and liabilities are matched by currency. In addition, a significant portion of our operating assets, revenues and income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes are located overseas, in particular the United States, or are derived from our overseas operations, and subject to foreign exchange risks. As a result, a rapid or significant change in currency exchange rates could have an adverse impact on our assets, financial condition and results of operations. For example, if the yen rises in value against the US dollar or other currencies, the value of assets denominated in foreign currencies will decline in yen terms in our consolidated financial statements.

We may lose market share or suffer reduced interest margins if our competitors compete with us on pricing and other terms

We compete primarily on the basis of pricing, terms and transaction structure. Other competitive factors include industry experience, client service and relationships. In recent years, Japanese banks, their affiliates and other finance companies have indicated strategies targeted at increasing business with small and medium-sized enterprises, which form the core of our customer base in Japan. Our competitors sometimes seek to compete aggressively on the basis of pricing and terms, without regard to profitability, and we may lose market share if we are unwilling to compete on pricing or terms because we want to maintain our income levels. Since some of our competitors are larger than us and have access to capital at a lower cost than we have, they may be better able to maintain profits at reduced prices. If we compete with our competitors on pricing or terms, we may experience lower income.

Our access to liquidity and capital may be restricted by economic conditions, instability in the financial markets or potential credit rating downgrades

Our primary sources of funds are cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets, such as offerings of commercial paper, or CP, medium-term notes, or MTN, straight bonds, asset-backed securities, or ABS, and other debt securities. A downgrade in our credit ratings could result in an increase in our interest expenses and could have an adverse impact on our ability to access the commercial paper market or the public and private debt markets, which could have an adverse effect on our financial position, results of operations and liquidity. Although we have access to other sources of liquidity, including bank borrowings, cash flows from our operations and sales of our assets, we cannot be sure that these other sources will be adequate or on terms acceptable to us if our credit ratings are downgraded or other adverse conditions arise. A failure of one or more of our major lenders, a decision by one or more of them to stop lending to us or instability in the Japanese capital markets could have an adverse impact on our access to funding.

We continue to rely significantly on short-term funding from commercial banks in Japan. We also rely on funding from the capital markets in the form of CP and other securities. We are taking steps to reduce refinancing risks by diversifying our funding sources and establishing committed credit facilities with Japanese and foreign banks. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Committed Credit Facilities.” Despite these efforts, committed credit facilities and loans are subject to financial and other covenants and conditions to drawdown, including minimum net worth requirements, and the risk remains that we will be unable to roll over other short-term funding.

Our business has in the past been, and may again be, adversely affected by adverse economic conditions in the United States

A portion of our revenue is derived from our operations in the United States, and we have significant investments in securities of US issuers and loans and leases outstanding to US companies. Although the economy continued to grow in the United States during fiscal 2005, the Federal Reserve Board, or FRB, has continued to raise interest rates incrementally since June 2004. In addition, the United States continues to experience large current-account and budget deficits. If flows of capital to finance these deficits in the United States reverses, capital markets of the United States, or the United States’ economy, could face adverse effects, including an increase in interest rates. As a result of the foregoing, our operations may be adversely affected in the future by a deterioration of economic conditions in the United States. Adverse effects on our US operations might include:

•	an increase in funding costs;

•	an increase in provisions for doubtful receivables and probable loan losses if the financial condition of our US customers deteriorates;

•	an increase in write-downs of securities and other investments if the market values of US issuer securities in which we invest decline and such declines are determined to be other than temporary or occur as a consequence of issuer insolvency; and

•	an increase in write-downs of long-lived assets, unrealized losses on, and losses on sales of real estate holdings if the value of our real estate in the United States declines significantly.

Adverse developments affecting other Asian economies may adversely affect our business

The economies of Hong Kong, Indonesia, Malaysia, Korea and other Asian countries where we operate experienced a number of problems beginning in the second half of 1997. While most of the economies in which we conduct business appeared to be stable in fiscal 2005, there is no guarantee that such stability is sustainable. While the longer-term impacts are still unknown, ORIX does not expect the Tsunami disaster caused by the earthquake that occurred off the coast of Sumatra Island in December 2004 to have a material impact on its business or results of operations. An economic crisis such as the one that swept through the region in 1997 or economic instability in individual countries could adversely affect our operations in the region. In addition, China and India are attracting substantial direct foreign investments, which may draw away investments, and therefore economic growth, from other Asian countries. Moreover, economic growth in China and its increased demand for raw materials such as crude oil and iron ore has caused a rise in the price of such materials in recent periods, and such price increases could affect not only other Asian economies, but the world economy as a whole. Conversely, weaker economic growth in China may adversely affect the Japanese and other Asian economies, which rely on China as a trading and economic partner. As a result, our Asian operations could be adversely affected. We may suffer losses on our investments, and our businesses may experience poor operating results, and we may suffer unfavorable cash-flows, if these Asian countries were to experience:

•	adverse effects of a revaluation of the Chinese renminbi;

•	declines in the value of the currencies of other Asian countries;

•	declines in gross domestic product;

•	declines in corporate earnings;

•	political turmoil;

•	stock market volatility; or

•	foreign exchange controls.

These and other factors could result in:

•	a lower demand for our services;

•	a deterioration in the credit quality of our customers in Asian markets;

•	a need to provide financial support to our Asian subsidiaries or affiliates; or

•	write-offs of our Asian assets.

We may suffer losses on our investment portfolio and derivative instruments

We hold large investments in debt securities and equity securities, mainly in Japan and the United States. We may suffer losses on these investments because of changes in market prices, defaults or other reasons. While equity prices in the United States improved over the course of fiscal 2005 and remained stable in Japan, the market values of these equity securities are volatile and may decline substantially in future years. We record unrealized gains and losses on debt and equity securities classified as available-for-sale securities in shareholders’ equity, net of income taxes, and do not ordinarily charge these directly to income and losses, unless we believe declines in market value on available-for-sale securities and held-to-maturity securities are other than temporary. We have recorded significant losses on securities in the past and may need to record additional losses in the future.

We have substantial investments in debt securities, mainly long-term corporate bonds with fixed interest rates. We may realize a loss on our investments in debt securities as a result of an issuer default or deterioration in an issuer’s credit quality. We may also realize losses on our investment portfolio if market interest rates increase. Current market interest rates for yen-denominated debt securities are particularly low.

We also utilize derivative instruments for the purpose of interest rate and foreign exchange rate risk management and trading activities. Volatility in derivatives markets, defaults by counterparties to these instruments or losses from trading activities could have an adverse impact on the value of these instruments, which may cause us to suffer losses as a result. For a discussion of derivative financial instruments and hedging, see Note 26 in “Item 18. Financial Statements.”

We may suffer losses if we are unable to remarket leased equipment returned to us

We lease equipment to customers under direct financing leases and operating leases. In both cases there is a risk that we will suffer losses at the end of the lease if we are unable to collect the residual value of the equipment, which we estimate at the beginning of the lease. This risk is particularly significant in operating leases, because individual lease terms are much shorter than the useful life of the equipment. If we are unable to sell or re-lease the equipment at the end of the leasing period, we may not recover our investment in the equipment and we may suffer losses. Our estimates of the residual value of equipment are based on current market values of used equipment and assumptions about when and to what extent the equipment will become obsolete. If equipment values and product market trends differ from our expectations, our estimates may prove to be wrong.

Our allowance for doubtful receivables on direct financing leases and probable loan losses may be insufficient

We maintain an allowance for doubtful receivables on direct financing leases and probable loan losses. This allowance reflects our judgment of the loss potential of these items, after considering factors such as:

•	the nature and characteristics of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	future cash flows expected to be received from the direct financing leases and loans; and

•	the value of underlying collateral and guarantees.

We cannot be sure that our allowance for doubtful receivables on direct financing leases and probable loan losses will be adequate to cover future credit losses. In particular, this allowance may be inadequate due to adverse changes in the Japanese and overseas economies in which we operate, or discrete events which adversely affect specific customers, industries or markets. If our allowance for doubtful receivables on direct financing leases and probable loan losses is insufficient to cover these changes or events, we could be adversely affected.

Our credit-related costs might increase

We may forbear from exercising some or all of our rights as a creditor against companies that are unable to fulfill their repayment obligations, and we may forgive or extend additional loans to such companies. As a result there is a possibility that credit-related costs might increase.

Poor performance or failure of affiliates accounted for using the equity method, which include investments in companies as part of our corporate rehabilitation business, or consolidated companies in which we have invested as part of our corporate rehabilitation business, will have an adverse affect on our results of operations and financial condition

As a result of increased investments and the accumulated earnings of affiliates that are accounted for using the equity method, our investment in affiliates is significant. In some cases, we may be actively involved in the management of these affiliates by dispatching our personnel to them. In recent years, the contribution from equity method affiliates to our consolidated statements of income has increased and has been an important component of our income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes. There is no assurance that this contribution can be maintained. Poor performance by or a failure of these investments will adversely affect our financial condition and results of operations. In addition, as part of our corporate rehabilitation business, we have invested directly in or via investment funds in a number of troubled or distressed companies, some of which are now our consolidated subsidiaries or equity method affiliates. Some of the operations of these companies, which include an overseas life insurance company, a company which builds and sells residential condominiums, a sporting goods distributor and a logistics company, are very different from our core businesses. See “Item 4. Information on the Company—Capital Expenditures and Major M&A Activities” for more discussion of our recent acquisitions. Our ability to manage and rehabilitate such businesses is still untested and the rehabilitation of these distressed companies is not guaranteed. Failure to rehabilitate these companies could result in financial losses as well as losses of future business opportunity. In addition, we may not be able to sell or otherwise dispose of the invested business or company at such time or in such period and at such price as we initially expected. We may also need to invest additional capital in certain of these companies if their financial condition deteriorates. We will continue to review and selectively pursue investment opportunities. There can be no assurance that we can continue to identify attractive opportunities, or that such investments will be as profitable as we originally expected.

Our business may be adversely affected by adverse conditions in the airline industry

We have extended a substantial amount of credit to entities in the airline industry in the form of bonds, installment loans and operating leases and have made other investments in the airline industry. Due to the deterioration of operating conditions of many entities in the industry in the past, we made provisions for doubtful receivables and probable loan losses for a portion of this exposure and recorded write-downs of airline-related securities. In recent years, the airline industry has experienced financial difficulties worldwide, particularly in North America. The airline companies continue to suffer from weak earnings and we are unable to predict whether or not, or when, these conditions will improve. If the financial condition of the companies in the airline industry deteriorates, our results of operations and financial condition may be adversely affected.

Most of our exposure to the airline industry is collateralized, mainly by aircraft. If the value of our collateral declines, we may be required to record additional losses. Also, since our exposure to the airline industry is not fully collateralized, we are exposed to the general credit risk of airline companies. Moreover, aircraft under operating leases are treated as long-lived assets. There is a possibility that we may need to record write-downs of long-lived assets associated with aircraft if it has been determined that the asset’s carrying value will not be recoverable.

Inadequate or failed processes or systems, human factors or external events or factors may adversely affect our results of operations, liquidity or reputation

Operational risk is inherent in our business and can manifest itself in various ways, including business interruptions, information system shutdowns, malfunctions or failures, regulatory breaches, human errors, employee misconduct, external fraud and other external factors. For example, our integrated facilities management operations may fail to prevent a break-in. These events may result in financial loss or decline in our reputation, or otherwise hinder our operational effectiveness. Our management attempts to control operational risk and maintain it at a level we believe is appropriate. Notwithstanding our control measures, operational risk is part of the business environment in which we operate and we may incur losses at any time due to this risk.

Our operations rely heavily on computer and other information systems for the management of financial transactions, the control of private information and the monitoring and performing of our operations as part of our business decisions and risk management. The failure of these systems due to unexpected events, the wrongful use of these systems or acts of dishonesty by our employees or third parties, or the invasion of computer viruses could result in an adverse effect on our operations such as the inability to make or receive payments in a timely manner, the leakage or disappearance of confidential and personal information, or inaccuracies in the information on which we base business decisions and manage our risks. Such failures could adversely impact our liquidity or the liquidity of our customers if they rely on us for funding or transfer of payments, our customer relationships and result in legal or regulatory actions against us or otherwise have an adverse impact on our reputation and credibility.

With the expansion of our operations into areas such as retail finance, corporate and retail real estate development and the operation of facilities, such as hospitals and waste treatment facilities, including in connection with our private finance initiative, or PFI business, we are in contact with an increasing array and number of private groups and corporate entities, particularly in Japan. Even when we follow proper legal and other procedures, some of these groups may oppose or attempt to hinder our operational activities such as those related to condominium development. We may suffer damage to our reputation if these activities are negatively portrayed in the press. Our business activities may be adversely affected if legal claims or actions are instituted against us or the legal procedures used by us to defend against such claims or actions delay or suspend our operations.

In addition, we rely on indemnifications covering real estate-related liabilities, such as environmental hazards, from sellers of real estate that we purchase. We also rely on indemnifications covering defects from general contractors who construct office buildings and residential condominiums for us in connection with our real estate-related business. Should these parties become financially unsound, they may be unable to uphold their commitments under the indemnifications, and we may not be able to obtain payment that fully compensates us for the defects or any resulting capital expenditures. Defective design or construction resulting in personal injury, even if covered by a contractor indemnification, could adversely affect our reputation.

We may be exposed to increased risks as we expand or reduce the range of our products and services, or acquire companies or assets, including as part of our corporate rehabilitation business

As we expand the range of our products and services beyond our traditional businesses or acquire companies or assets, including as part of our corporate rehabilitation business, and as the sophistication of financial products and management systems grow, we may be exposed to new and increasingly complex risks, particularly if we have little or no experience with the expanded range of these products and services and the risks associated with them. As a result of competition, we cannot guarantee that the price paid for acquisitions will be fair and appropriate. If the price paid is too high, our acquisitions could result in future write-downs related to goodwill and other assets. In connection with the foregoing, our risk management systems may prove to be insufficient and may not work in all cases or to the degree required. As a result, we may face market, credit and other risks in relation to the expanding scope of our new products, services and transactions, which could result in our incurring substantial losses. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures. Restructuring or withdrawal of our business could harm our reputation and adversely impact our results of operations and financial condition.

We may not be able to hire or retain human resources to achieve our strategic goals

Our business requires a considerable investment in human resources to successfully compete in markets in Japan and overseas. Much of our business involves specialization in the areas of financial services or the management of physical assets such as real estate, vessels and aircraft. If we cannot develop, hire or retain specialists in these areas, we may not be able to achieve our strategic goals.

Our results of operations and financial condition may be materially adversely affected by unpredictable events

Our business, results of operations and financial condition may be adversely affected by unpredictable events and any continuing adverse effect caused by such events. Unpredictable events include single or multiple and man-made or natural events that may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of economic conditions of a country. Examples of such events include the 1995 Hanshin earthquake in Japan, the terrorist attacks in the United States on September 11, 2001, the outbreak of Severe Acute Respiratory Syndrome, or SARS, in Asia in 2003, and the tsunami disaster due to the earthquake off Sumatra Island in December 2004.

A failure to comply with regulations to which many of our businesses are subject could result in sanctions or penalties, harm our reputation and adversely affect our results of operations

Our moneylending, real estate, auto leasing, insurance, banking, securities and certain other businesses are subject to regulation and oversight by authorities in Japan. These businesses are subject to monitoring and inspection by the authorities. The disposal of leased equipment is regulated by the “Waste Management and Public Cleansing Law.” Any failure to comply with relevant laws and regulations could result in sanctions or penalties, harm our reputation and adversely impact our results of operations. For a description of regulations which our businesses are subject to, see “Item 4. Information on the Company—Regulation.”

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

Changes in tax laws or accounting rules may affect our sales of structured financial products

Part of our business in Japan and overseas involves the sale of structured financial instrument products that are designed with a specific tax and accounting treatment in mind. If changes in the tax or accounting treatment of certain instruments or transactions that we sell or market make them less attractive to our customers, we may not be able to sell or market those instruments or transactions effectively and our business, results of operations and financial condition could be adversely affected as a result.

Litigation and regulatory investigations may adversely affect our financial results

We face risks of litigation and regulatory investigation and actions in connection with our operations. Lawsuits, including regulatory actions, may seek recovery of very large and indeterminate amounts or may limit our operations. The existence of such lawsuits and the magnitude of their effect may remain unknown for substantial periods of time. A substantial legal liability arising out of litigation, regulatory procedures, or both could have a material adverse effect on our business, results of operations, financial condition, reputation and credibility.

Our life insurance subsidiary is subject to risks that are specific to its business

ORIX Life Insurance Corporation, or ORIX Life Insurance, our wholly-owned subsidiary, is exposed to risk of unpredictable increases in insurance payments. It may incur valuation losses if the value of securities it purchases for asset management purposes decreases. In addition, if ORIX Life Insurance fails to conduct asset liability management, or ALM, in a prudent and foresightful manner to pursue an optimal combination of risk and expected returns on investment assets and underwriting risks on insurance policy benefits, its results of operations and financial condition may suffer. ORIX Life Insurance is also subject to mandatory reserve contributions to the Life Insurance Policyholders Protection Corporation of Japan, or the PPC. The PPC was established in 1998 to provide financial support to insolvent life insurance companies. All life insurers in Japan, including ORIX Life Insurance, are members of the PPC and are required to pay contributions to the PPC based on their respective share of insurance industry premiums and policy reserves. Because a number of life insurers have become insolvent since 1998, the PPC’s financial resources have been substantially reduced due to providing financial support to those companies. If there are further bankruptcies of life insurers, other member of the PPC, including ORIX Life Insurance, may be required to contribute additional financial resources to the PPC. In such an event, our financial condition and results of operations may be adversely affected.

A downgrade of our credit ratings could have a negative effect on our derivative transactions

A downgrade of our credit ratings by one or more credit rating agencies could have a negative effect on our derivative transactions. In the event of a downgrade of our credit ratings, we may be required to accept less favorable terms in our transactions with counterparties, and we may be unable to enter into or continue to engage in some derivative transactions. This could have a negative impact on our risk management and the profitability of our trading activities, which would adversely affect our liquidity, results of operations and financial condition.

We may not be able to manage our risks successfully through derivatives

We use a variety of derivative financial instruments to reduce our exposure to fluctuations in foreign exchange, interest rates and market values with respect to our investment portfolios. However, we may not be able to successfully manage our exposure through the use of these derivatives. In addition, a counterparty may fail to honor the terms of its derivatives contracts with us. Our inability to manage our risks successfully through derivatives or a counterparty’s failure to honor its obligations to us could have a material adverse effect on our results of operations and financial condition.

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

The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil or commercial matters. Therefore, if you obtain a civil judgment by a US court, you will not necessarily be able to enforce such judgment directly in Japan.

Our real estate investments may be uninsured or under-insured for certain losses

We ordinarily carry comprehensive casualty insurance covering our real estate investments with insured limits that we believe are adequate and appropriate against anticipated losses. There are, however, certain types of losses caused by events such as wars, acts of terrorism, willful acts or gross negligence that are uninsurable. In addition, we do not usually carry insurance for damages caused by earthquakes because the insurance coverage on such damages is limited and the insurance premium is relatively expensive. Most of our real estate investments are located in Japan, a region subject to a relatively high risk of magnitude and frequency of earthquakes.

In the event any of our real estate investments suffer an uninsured loss, our investment balance in and revenues from such investments could be adversely affected. In addition, we would likely remain liable for indebtedness and other financial obligations relating to the relevant property. No assurance can be given that uninsured material losses will not occur in respect of our real estate investments.

Dispositions of the Shares, particularly by major shareholders, may adversely affect market prices for the Shares

A few of our shareholders hold more than five percent of the total number of outstanding Shares. These shareholders may for strategic or investment reasons decide to reduce their shareholding in ORIX. Dispositions of the Shares, particularly by such major shareholders, may adversely affect market prices of the Shares. For information on shareholdings, see “Item 7. Major Shareholders and Related Party Transactions.”

The departure of top management could adversely affect us

Our continued success relies significantly on the ability and skills of our top management. The sudden departure of the current top management could have an adverse effect on our business activities, financial condition and results of operations.

Change of listed sections and delisting of Shares could adversely affect the liquidity and price of the Shares

Each of Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd on which the Shares are listed in Japan has certain standards for maintaining the listing of shares, including a minimum share distribution standard (a requirement for a minimum number of unaffiliated holders of units of our shares). If any of the listing standards is not observed, the Shares may be subject to a change in their listed section, from the more prestigious section 1 to section 2 or in certain cases, delisting. In general, the liquidity of shares on section 2 is lower and share price volatility is higher than section 1. If our Shares were changed to section 2, the liquidity and price of the Shares could be adversely affected.

Holding a professional baseball team entails reputation risks

We own and manage a professional baseball team in Japan, the ORIX Buffaloes. Management of a professional baseball team in Japan, due to its public nature, requires us to pay sufficient attention to various social effects it may have and has increased our reputation risk. As a result, our business activities, financial condition and results of operations could be adversely affected.

There is a risk that our risk management will not be effective

Part of our risk management is based on historical data or specific information from the past. There is no guarantee that such data or information or management is an accurate or credible predictor of the future. Therefore, our risk management may not be effective in some cases.

We expect to be treated as a passive foreign investment company

We expect to be treated as a passive foreign investment company under the U.S. Internal Revenue Code because of the composition of our assets and the nature of our income. U.S. investors in our Shares or ADSs are therefore subject to special rules of taxation in respect of certain dividends or gain on such Shares or ADSs. Please read carefully the section in this annual report called “Item 10. Additional Information—Taxation—United States Taxation.” Investors are urged to consult their own tax advisors regarding all aspects of the income tax consequences of investing in our Shares or ADSs.

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

Foreign exchange fluctuations may affect the value of our securities and dividends

The market price for our ADSs may fall if the value of the yen declines against the dollar. In addition, the amount of cash dividends or other cash payments made to holders of ADSs would decline if the value of the yen declines against the dollar.

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

Rights of shareholders under Japanese law may be different from those under the laws of other jurisdictions

Our Articles of Incorporation, the regulations of our board of directors and the Japanese Commercial Code govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights are different from those that would apply if we were not a Japanese corporation. Shareholders’ rights under Japanese law are different in some respects from shareholders’ rights under the laws of jurisdictions within the United States and other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction outside of Japan. For a detailed discussion of the relevant provisions under the Japanese Commercial Code and our Articles of Incorporation, see “Item 10. Additional Information—Memorandum and Articles of Incorporation.”

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

Item 4. Information on the Company

GENERAL

ORIX Corporation is a joint stock corporation (kabushiki kaisha) formed under Japanese law. Our principal place of business is at Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014, Japan, phone: +813-5419-5000. Our general e-mail address is: koho@orix.co.jp and our URL is: www.orix.co.jp/grp/index_e.htm. The information on our website is not incorporated by reference into this annual report. ORIX USA Corporation, or ORIX USA, is ORIX’s agent in the United States and its principal place of business is at 1717 Main Street, Suite 800, Dallas, Texas 75201 USA.

CORPORATE HISTORY

ORIX Corporation was established on April 17, 1964 in Osaka, Japan as Orient Leasing Co., Ltd. by three trading companies and five banks that included Nichimen Corporation, Nissho and Iwai (presently Sojitz Corporation), the Sanwa Bank and Toyo Trust & Banking (presently UFJ Holdings, Inc.), the Industrial Bank of Japan and Nippon Kangyo Bank (presently Mizuho Financial Group), and the Bank of Kobe (presently Sumitomo Mitsui Financial Group). While we maintain certain business relationships with these companies, in the aggregate they now hold only a limited number of the Shares.

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

It was also during this time that our marketing strategy shifted from a focus on using the established networks of the trading companies and other initial shareholders, to one that concentrated on independent marketing as our number of branches expanded. In April 1970, we listed the Shares on the second section of the Osaka Securities Exchange, which at the time was the fastest listing by a new company in post-World War II Japan. Since February 1973, the Shares have been listed on the first sections of the Tokyo and Nagoya Stock

Exchanges and the Osaka Securities Exchange. On September 16, 1998, ORIX listed on the New York Stock Exchange, with the ticker symbol “IX.” ORIX delisted from the Nagoya Stock Exchange on October 23, 2004.

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

In 1988, we acquired one of the twelve professional baseball teams in Japan, now called the ORIX Buffaloes, which has helped raise our name recognition and promote our corporate image. In 1989, we introduced a corporate identity program and changed our name to ORIX Corporation from Orient Leasing Co., Ltd. to reflect our increasingly international profile and diversification into financial services other than leasing.

In the 1990s, the Japanese economy experienced a protracted period of industrial stagnation, and in the latter half of the decade, instability within the financial sector. Notwithstanding these adverse conditions, we continued to further develop and diversify our financial activities and products. For example, in 1991 we entered the life insurance business through ORIX Life Insurance (originally the Japanese operations of United of Omaha Life Insurance Company of the United States) and steadily increased our operations in this field. In addition, in 1997 we entered the loan servicing business through a joint venture with Bank One Corporation of the United States (presently part of ORIX USA Corporation, or ORIX USA).

In the 1990s we also made additional efforts to develop our retail business. ORIX Life Insurance commenced sales of a new range of directly marketed life insurance products – ORIX Direct Life Insurance – in September 1997, targeting the consumer life insurance market. In addition, we acquired ORIX Trust and Banking Corporation, or ORIX Trust and Banking (formerly Yamaichi Trust & Bank, Ltd.), in 1998, which has since concentrated primarily on housing loans. With deregulation of brokerage commissions in 1999, ORIX Securities began ORIX ONLINE, an internet-based brokerage aimed at individual investors.

In 1999, in order to increase the efficiency of our real estate-related operations, we established our Real Estate Finance Headquarters, which is primarily engaged in real estate-related finance, and ORIX Real Estate Corporation, or ORIX Real Estate, which focuses on the development, operation and management of real estate in Japan. After this reorganization, we expanded our activities to include loan servicing, real estate investment trusts, commercial mortgage-backed securities, integrated facilities management and asset management in Japan.

We established our Investment Banking Headquarters in 1999, and have since been attempting to expand our investment banking activities, which include principal investments, corporate rehabilitation and consulting.

Since 2000 we have actively expanded our automobile-related operations by acquiring companies and assets. For example, in addition to our existing companies, ORIX Auto Leasing and ORIX Rent-A-Car, we purchased Senko Lease and IFCO Ltd. in 2001, Nittetsu Leasing Auto Co., Ltd. in 2002, and JAPAREN in 2003. We combined these companies into ORIX Auto Corporation in January 2005.

In order to reflect changes to the composition of our business, certain line items in our consolidated financial statements were reclassified in fiscal 2005. Amounts in prior years have been reclassified in accordance with the presentation for fiscal 2005. See the discussion in “Item 5. Operating and Financial Review and Prospects.”

STRATEGY

ORIX currently has nine business segments, and we view each segment as falling into one of three categories based primarily on what we are trying to achieve in each segment:

•	a solid and steadily growing profit base;

•	accelerated growth businesses; and

•	new growth opportunities for the future.

BOLSTERING THE SOLID AND STEADILY GROWING PROFIT BASE

We consider three business segments in Japan—Corporate Financial Services; Rental Operations; and Life Insurance—and one overseas regional segment—Asia, Oceania and Europe—to be our stable profit base in light of the performance to date in these segments. We hope that we can further bolster this profit base by drawing on our accumulated expertise and the customer confidence we have earned to steadily augment earnings in each of these segments.

Corporate Financial Services is our core business segment in Japan. In it, we utilize our nationwide sales and marketing network to provide small and medium-sized enterprises with leases and loans while also cross-selling a broad range of insurance, asset management, and other financial services offered by units in other segments as well as companies outside of the ORIX Group. The Corporate Financial Services segment is also providing investment banking solutions that facilitate customers’ efforts to restructure their operations and strengthen their financial positions. To enable cross-selling initiatives tailored to customer needs and the proposal of optimal customer solutions, we strive to ensure that the know-how and information that individual employees accumulate in specialized fields are freely shared and combined with other ORIX Group units.

In addition, other segments in Japan are able to leverage the network of the Corporate Financial Services segment made up of small and medium-sized enterprises and other customers to market their own products and services. The network is also a source of information for the development of new products and services based on customer needs. We believe this business model is a difficult one for competitors to copy. In essence, besides being a main component of our profit base, the Corporate Financial Services segment offers other business segments the use of highly useful marketing and information networks and thereby plays a central role in supporting the entire Group’s dynamic growth.

Currently, the Corporate Financial Services segment is trying to develop even stronger client relationships by expanding its range of transactions with long-standing customers while also seeking to initiate business with new customers. To ensure our efforts are effective, we are upgrading the abilities of individual sales and marketing representatives and increasing their total number while also working to promote greater cooperation with other segments and thereby enhance our capabilities for providing solutions. There are many players focusing on the provision of financial products and services to small and medium-sized enterprises. Rather than competing directly with those players, however, we are seeking to complement and cooperate with their efforts as we expand our operations in fields where we are particularly strong. For example, ORIX has established joint-venture leasing companies in cooperation with regional banks and built other relationships with regional financial institutions as business partners. We are now pursuing new types of partnerships with these institutions.

For example, in January 2005, ORIX acquired all the Ashikaga Financial Group’s shares in Kitakanto Lease Company Limited. To cement our relationship, Ashikaga Bank acquired a 5% stake in the newly-formed company called ORIX Kitakanto Corporation. All Kitakanto Lease’s full-time employees and offices were retained, and its operations were integrated with ORIX’s Utsunomiya Branch. ORIX Kitakanto is working to generate new business opportunities by combining the marketing bases of both Ashikaga Bank and Kitakanto Lease with ORIX’s sophisticated capabilities for providing financial solutions to small and medium-sized enterprises. We expect to continue establishing new types of locally-focused businesses in other regions, carefully tailoring these businesses to the special conditions of each region.

The spirit of cooperation that has proven so successful in Japan is also extended to the countries and regions covered by the Asia, Oceania and Europe segment, where we are primarily providing small and medium-sized enterprises with such financial services as leases and loans, thereby building up a stable business portfolio of highly dispersed, small-ticket transactions. We are now working to expand our clientele by promoting synergistic cooperation among other segments. For example, we have been promoting cooperation involving the sharing of know-how between the automobile leasing business in Japan and our overseas operations. In June 2005, ORIX also made an investment in a leasing company in Kazakhstan and our plans call for seeking additional opportunities to establish a presence in other regions with relatively undeveloped financial services markets.

ACCELERATING THE SPEED OF GROWTH BUSINESSES

ORIX has steadily increased the sophistication of its business models through the accurate and timely response to opportunities associated with changes in macroeconomic conditions and customer needs. For example, we have already been:

•	shifting our emphasis from only lease financing to include services in the Automobile Operations segment;

•	expanding operations beyond the financing of real estate to include the development of condominium and office building projects in the Real Estate segment; and

•	broadening our scope of operations in the Real Estate-Related Finance segment to take advantage of relatively new opportunities such as securitization and other real-estate linked financial products. We are proactively taking measures to expand these growth businesses.

Starting with the Automobile Operations segment, in January 2005, ORIX merged seven group companies involved in automobile leasing and rental services into a single company named ORIX Auto Corporation. The integration has facilitated the creation of a broad range of lease and rental products. With the introduction of these and other steps to upgrade and broaden our lineup of automobile-related products and services, we are aiming to further expand automobile leasing to corporate customers as well as both leasing and rentals to individuals.

In the area of automobile leasing to corporate customers, we have created an outstanding infrastructure for fleet maintenance and management—including vehicle management systems and a nationwide network of some 12,000 service stations. We are leveraging this infrastructure to provide a broad range of high-quality services centering on maintenance leases as we attempt to develop a new business model that includes not only leasing, but also the potential of diverse new approaches to the automobile-related business in general.

A core business in the Real Estate segment is condominium development, where we are striving to build new types of value-added development projects that include combinations of condominiums with commercial, medical, and nursing care facilities. We also believe there are considerable opportunities in metropolitan centers to increase the scale of our real estate operations, including the development and marketing of office buildings and other commercial facilities as well as operations involving leasing and administering various kinds of properties.

In the Real Estate-Related Finance segment, we are cooperating with regional financial institutions in Japan to establish regional corporate rehabilitation funds and taking various other measures to strengthen our capabilities for capitalizing on business opportunities associated with the final stage of problem asset disposals. We are anticipating additional growth in the market for a broad range of business associated with securitization and other financial products linked to real estate assets. We expect to derive considerable advantages in this field from our capabilities in a wide range of real estate-related businesses, including the provision of non-recourse loans, the issuance of commercial mortgage-backed securities, the management and administration of real estate properties, loan servicing, and marketing products to investors.

DEVELOPING NEW OPPORTUNITIES FOR FUTURE GROWTH

The growth in earnings from both our stable profit base and accelerated growth segments has steadily increased. However, realizing ORIX’s goal of sustained growth in corporate value, and ultimately shareholder value, requires that we continually take a proactive approach to the development of operations in new growth areas.

Thus far, ORIX has pursued sustained growth by entering new business fields in areas where we can leverage our special strengths. The Other segment has numerous businesses that are well suited for the expansion of ORIX’s operations. Currently, the potential scope of business involving principal investments is steadily broadening, and this is likely to be an important new growth area for us. Having now completed the reorganization of our operations in The Americas segment, we are considering it also to be a new growth segment ripe for dynamic redevelopment.

ORIX has gained considerable experience in M&A transactions, while expanding its operations in the Americas and Asia, and since the mid-1990s, it has made several successful investments in Japan in connection with the efforts of many Japanese companies to concentrate their resources in core strategic fields. We began our principal investment operations to make fuller use of our accumulated know-how as a result of this experience. Rather than managing funds obtained from investors, our principal investment operations entail investing our own funds, taking steps to augment the value of each company in which we invest within a specified period of time, and then earning profits on the sale of our investment. We have already made steady progress in expanding the corporate rehabilitation business involving investments in such companies as Aozora Bank and Footwork Express. We anticipate a full-fledged expansion of the market for such principal investment business, and we believe that it is a business that will generate synergistic benefits with regard to our Corporate Financial Services segment, which is expanding financial services to small and medium-sized enterprises.

Regarding operations in the Americas, we have already established a franchise in the field of commercial mortgage-backed securities. We are aiming to complement our existing franchises by developing additional businesses in the United States where we hope to benefit from the experience of competing in the world’s most advanced and diverse financial market.

FURTHER INCREASING THE RIGOR OF RISK MANAGEMENT

As we have expanded our operations, we have continually worked to strengthen our risk management systems. In evaluating credit risks associated with our mainstay lease and loan transactions in Japan, for example, we employ our own unique default probability model to quantify risks. We are thus able to use quantified risk indicators to allocate risk capital to individual business segments and then evaluate the profitability of these sectors based on their cost of capital. Consequently, we have created a highly sophisticated business portfolio management system that facilitates our strategic decision-making process. We believe our growth in the past has been supported by the sophistication and effectiveness of our risk management and portfolio management systems. Our future development can only be sustained if we further continuously strengthen these systems.

OVERVIEW OF ACTIVITIES

Our operations presently consist of five major areas:

•	corporate finance;

•	real estate-related businesses;

•	life insurance;

•	retail finance; and

•	overseas operations.

Corporate finance is primarily the provision of financial products and services, including leasing, lending, and, more recently, investment banking services, to mainly small and medium-sized enterprises in Japan. Real estate-related businesses include the development, management, operation and sale of real estate in addition to real estate-related finance, such as non-recourse loans, commercial mortgage-backed securities, loan servicing and real estate investment trusts in Japan. Life insurance includes underwriting and agency sales of life insurance products in Japan. Retail finance is primarily the provision of housing loans and consumer card loans in Japan. Overseas operations consist primarily of leasing and lending to corporate customers, real estate-related businesses, investment in securities and loan servicing in North America, Asia, Oceania, Europe, Northern Africa and the Middle East.

PROFILE OF BUSINESS BY REVENUES AND OPERATING ASSETS

We believe there are two primary methods for viewing our performance in light of our consolidated financial information. One method is based upon individual revenue and operating asset items in our consolidated statements of income and consolidated balance sheets, broken down based on the financial accounting treatment we give to the different financial and other transactions that we make. The alternative method is based on our segment information, which is broken down based on the nature of the services provided by the operations in Japan and on geographic area for overseas operations. The following provides an explanation of each business based on the first method. For an explanation of each business based on the second method see “—Profile of Business by Segment.”

The following table shows revenues by revenue type.

	Years ended March 31,
	2003	2004	2005
	(In millions of yen)
Revenues:
Direct financing leases	¥122,928	¥112,372	¥113,154
Operating leases	159,807	166,587	181,808
Interest on loans and investment securities	131,590	116,744	136,035
Brokerage commissions and net gains on investment securities	10,857	26,025	33,906
Life insurance premiums and related investment income	138,439	134,154	137,004
Real estate sales	71,165	98,034	123,162
Gains on sales of real estate under operating leases	3,257	9,116	1,554
Transportation revenues	—	—	55,339
Other operating revenues	80,847	93,638	134,628

Total revenues	¥718,890	¥756,670	¥916,950

In fiscal 2005, 86% of our revenues came from operations in Japan, while 14% came from operations overseas.

No single customer accounted for 10% or more of total revenues in fiscal 2003, 2004 and 2005.

Except for revenues from fees and commissions, and revenues recognized from the sale of certain real estate developments, such as residential condominiums, in which assets are recorded as inventories, revenues are generated from the operating assets as shown in the table below.

	As of March 31,
	2003	2004	2005
	(In millions of yen)
Operating assets:
Investment in direct financing leases	¥1,572,308	¥1,453,575	¥1,451,574
Investment in operating leases	529,044	536,702	619,005
Installment loans	2,288,039	2,234,940	2,386,597
Investment in securities	677,435	551,928	589,271
Other operating assets	76,343	72,049	82,651

Total operating assets	¥5,143,169	¥4,849,194	¥5,129,098

As of March 31, 2005, 85% of our operating assets were located in Japan, while 15% were overseas.

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

We treat direct financing leases as financial assets. When we receive lease payments from lessees, the interest component and the amortized amount of the initial up-front fee are recorded as revenues on our consolidated statements of income, while the portion of the lease payment attributable to the principal is recognized in the consolidated statement of cash flows. For more information on revenue recognition of direct financing lease revenues, see Note 1(e) in “Item 18. Financial Statements.”

Direct financing leases made up 12% of total revenues and 28% of total operating assets as of and for the year ended March 31, 2005.

We provide direct financing leases in Japan and in most countries in which we have operations. Our direct financing leases cover most types of equipment, which we broadly categorize into:

•	transportation equipment;

•	industrial equipment;

•	commercial services equipment;

•	information-related and office equipment; and

•	other equipment.

Transportation Equipment

Transportation equipment within our direct financing lease portfolio consists primarily of automobile fleet leasing to corporate clients. ORIX Auto Corporation is our main subsidiary handling operations in Japan. We also have subsidiaries in several countries in Asia, Oceania and Europe that lease automobiles.

Industrial Equipment

Industrial equipment primarily consists of construction and heavy equipment. The main companies providing these leases are ORIX in Japan and ORIX USA in the United States.

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

OPERATING LEASES

Operating leases differ from direct financing leases in that they generally have shorter lease terms. In some cases, such as automobile rentals, the term can be less than a day. As a result, we usually do not substantially recoup the initial cost of the item through lease payments during the initial lease term, but instead usually lease out the same item sequentially to more than one customer (or to the same customer under successive lease contracts) during its useful life. We record the entire payment made by a customer under an operating lease as revenue, with a corresponding expense called “Costs of Operating Leases.”

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

Operating leases made up 20% of consolidated revenues and 12% of total operating assets as of and for the year ended March 31, 2005.

We broadly classify our operating lease operations into three principal types of equipment:

•	transportation equipment;

•	precision measuring equipment and personal computers; and

•	real estate and other.

Transportation Equipment

Transportation equipment that we lease out under operating leases consists mainly of aircraft, automobiles and oceangoing vessels. As of March 31, 2005, we owned 20 aircraft and managed an additional 55 on behalf of other owners. These are leased principally to European, North American and Asian carriers. We own 18 Airbus 320s, one Airbus 340 and one Boeing 737. Our aircraft lease operations are managed by ORIX Aviation Systems Limited, or ORIX Aviation, based in Ireland. Our two principal markets for automobile operating leases, including automobile rentals, are Japan and Australia, although we also maintain automobile operating lease operations in several Asian countries.

Precision Measuring Equipment and Computers

Our specialist subsidiary, ORIX Rentec, rents precision measuring equipment and computers in Japan and selected overseas markets. Our customers are mainly Japanese electronics companies and railway companies.

Our measuring and diagnostic equipment is used mainly in the manufacturing facilities and research and development activities of our customers. This equipment includes:

•	equipment for testing emissions from mobile phones;

•	equipment for testing noise emissions;

•	equipment for testing compliance of electrical circuitry with prescribed standards;

•	meteorological and environmental testing equipment for laboratory and field use, including pollution monitoring equipment; and

•	equipment for monitoring, testing and evaluating the electromagnetic performance of printed circuit boards and the efficiency of microprocessors.

Real Estate and Other

Our real estate and other operating leases consist primarily of corporate dormitories, office buildings and residential condominiums. We maintain a portfolio of 42 rental dormitories, 34 owned and 8 managed, which we rent to major corporations in Japan for use by their staff. We also own and operate, for rental purposes, office buildings, approximately 1,200 apartment units and a number of other real estate properties, located mainly in or near Tokyo and Osaka.

INTEREST ON LOANS AND INVESTMENT SECURITIES

ORIX earns interest income on the installment loans it makes both in Japan and overseas to individuals and corporations. ORIX also earns interest income on its investments primarily in available-for-sale securities. Interest on loans and investment securities accounted for 15% of our consolidated revenues for fiscal 2005, while installment loans and investment securities made up approximately 47% and 11% of our consolidated operating assets as of March 31, 2005, respectively.

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

Installment Loans to Consumer Borrowers in Japan

We have three distinct categories of consumer lending in Japan: housing loans, card loans and other lending. We have been providing housing loans since 1980. ORIX Trust and Banking has been originating new housing loans since 1999. We issue a portion of these loans to individuals who purchase real estate for investment purposes and a portion to individuals who purchase real estate for self-occupancy purposes. These loans are mainly secured by first or second mortgages. Our card loans are uncollateralized revolving loans. The other category refers principally to loans made in connection with our securities brokerage operations.

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

Installment Loans to Overseas Borrowers

Our overseas installment loans include corporate loans in the United States, as well as ship finance out of Hong Kong and Singapore.

Investment in Securities

We maintain a sizable investment in various securities. The largest segment of this portfolio is derived from investments of reserves in our life insurance operations, which constituted approximately 46% of our total investment in securities as of March 31, 2005. The investment in securities related to our life insurance operations is primarily yen-denominated corporate debt. Overseas, we also have substantial holdings in corporate debt in the United States and a substantial portion of the interest income on investment securities is earned on commercial mortgage-backed securities and high yield bonds held in the United States.

BROKERAGE COMMISSIONS AND NET GAINS ON INVESTMENT SECURITIES

All non-interest income and losses (other than foreign currency transaction gains or losses and write-downs of securities) that we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains on investment securities. These include the brokerage commissions of ORIX Securities and the net gains on sales of securities other than those sold by ORIX Life Insurance. Historically, “net gains on investment securities” has made up the majority of revenues in this category. Brokerage commissions and net gains on investment securities accounted for 4% of consolidated revenues in fiscal 2005.

LIFE INSURANCE PREMIUMS AND RELATED INVESTMENT INCOME

Life insurance premiums and related investment income are derived from ORIX Life Insurance, which had a total of ¥4,282 billion in insurance contracts in force as of March 31, 2005. Life insurance premiums and related investment income accounted for 15% of consolidated revenues in fiscal 2005. A corresponding expense called “life insurance costs” includes provisions for reserves and the amortization and other costs associated with the life insurance operations.

Premiums from the sale of life insurance are recorded as life insurance premiums, while interest on loans and investment securities, net gains on the sale of securities, revenues from real estate and other income related to our life insurance operations are included in life insurance-related investment income. For details on the assets and revenues associated with the life insurance-related investment income, see “Item 5. Operating and Financial Review and Prospects—Results of Operations—Details of Operating Results—Life insurance premiums and related investment income.”

REAL ESTATE SALES

ORIX Real Estate develops and sells residential condominiums, single-dwelling homes and offices and other commercial buildings in Japan. In fiscal 2005, real estate sales constituted 13% of consolidated revenues. Gross proceeds from the sale of these properties are principally recognized as revenue in our consolidated statements of income when the property is transferred to the buyer with a corresponding expense item called “costs of real estate sales”.

The assets associated with real estate development are included in inventories, which are not included in operating assets.

GAINS ON SALES OF REAL ESTATE UNDER OPERATING LEASES

Gains on sales of real estate under operating leases were added to our consolidated statements of income in fiscal 2004 due to the increased importance of these gains. The gains recognized in this item refer to the gains on sales of real estate under operating leases in which we continue to provide services, such as integrated facilities management. Gains on the sales of real estate under operating leases made up less than 1% of consolidated revenues for fiscal 2005.

TRANSPORTATION REVENUES

Revenues associated with the operations of Footwork Express Co., Ltd., and the corresponding costs for its calendar reporting year ended December 31, 2004, were included in transportation revenues and costs of transportation revenues, respectively. As a result of a reduction in the Company’s ownership interest in Footwork Express Co., Ltd. in December 2004, however, the Company will prospectively record its proportionate share of net income or loss of Footwork Express Co., Ltd. by the equity method. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2005 Compared to Year Ended March 31, 2004—Details of Operating Results—Revenues, New Business Volumes and Operating Assets—Transportation Revenues.”

OTHER OPERATING REVENUES

Other operating revenues are generated from a variety of businesses that include commissions for the sale of insurance and other financial products, revenues from loan servicing and integrated facilities management and revenues from golf courses, a training facility and hotels.

The revenues from these operations are recorded on our consolidated statements of income as other operating revenues and made up approximately 15% of consolidated revenues in fiscal 2005. There is also a corresponding expense called other operating expenses.

The assets associated with other operations are other operating assets such as golf courses, a training facility, and hotels, and retail inventories.

PROFILE OF BUSINESS BY SEGMENT

Our reportable segments are based on FASB Statement No. 131. They are identified based on the nature of services for operations in Japan and on geographic area for overseas operations. For discussion of the basis for the breakdown of segments, see Note 30 in “Item 18. Financial Statements.”

We reclassified our segment information in fiscal 2005. On January 1, 2005, we established a new company called ORIX Auto Corporation for the purpose of integrating seven automobile-related subsidiaries. As a result of this integration, we decided to create a separate segment called Automobile Operations, which includes our automobile leasing and rental operations. The automobile leasing portion was previously included in the Corporate Financial Services segment and the automobile rental portion was previously included in the Rental Operations segment. In addition, we previously had separate segments for Europe and Asia and Oceania, but we combined our Europe segment into a new segment called Asia, Oceania and Europe as a result of the downsizing of the business operations in the Europe segment and a review of our management policy. Accordingly, certain amounts in fiscal 2003 and 2004 have been reclassified retroactively to conform to the fiscal 2005 presentation.

The following table shows a breakdown of revenues by segment for the years ended March 31, 2003, 2004 and 2005.

	Years ended March 31,
	2003	2004	2005
	(In millions of yen)
Segments in Japan:
Corporate Financial Services	¥82,059	¥80,418	¥87,708
Automobile Operations	66,215	72,614	89,404
Rental Operations	68,162	73,235	68,447
Real Estate-Related Finance	52,548	56,804	100,567
Real Estate	110,092	148,217	172,728
Life Insurance	138,511	133,391	136,857
Other	61,240	73,987	143,754

Sub-total	578,827	638,666	799,465

Overseas segments:
The Americas	61,643	50,373	53,084
Asia, Oceania and Europe	75,005	71,176	73,089
Sub-total	136,648	121,549	126,173

Total segment revenues	715,475	760,215	925,638
Reconciliation of segment totals to consolidated amounts	3,415	(3,545)	(8,688)

Total consolidated amounts	¥718,890	¥756,670	¥916,950

BUSINESS SEGMENTS IN JAPAN

Our operations in Japan are conducted by ORIX and a number of our subsidiaries and affiliates. In general, our sales staff in Japan sell the full range of our products, including products of subsidiaries such as ORIX Auto, ORIX Rentec, ORIX Life Insurance and ORIX Facilities Corporation, or ORIX Facilities, which are cross-sold. However, other subsidiaries, such as our real estate subsidiary, serve more specialized functions. Products and services of these subsidiaries are handled by their dedicated sales staff, whose specialized training and experience are required in the markets they serve.

Our main customer base is comprised of small and medium-sized enterprises. However, we have expanded our client base to include large corporations in some business segments, such as the rental of precision measuring equipment, real estate-related finance and automobile leasing. We have also targeted individual customers as a growth area in various business segments, such as consumer card loans, housing loans, automobile leasing, automobile rentals, life insurance and online securities brokerage.

CORPORATE FINANCIAL SERVICES

Our Corporate Financial Services consist primarily of originating direct financing leases and installment loans to corporate customers and, to a lesser degree, of sales of a variety of financial products and other fee businesses. The activities in this segment are conducted primarily through our four sales headquarters—the Tokyo Sales Headquarters, the Kinki (Osaka) Sales Headquarters, the District Sales Headquarters and the OQL Headquarters.

Cross-selling of Financial Solutions

The sales people in our four sales headquarters form the core of our sales and distribution network in Japan. Leasing and lending activities often create the first contact we have with our customers. These activities provide us with the opportunity to get to know our clients, make an assessment of their particular needs, and offer a variety of solutions responding to their varying needs, including leases, loans, life and non-life insurance, investment products and integrated facilities management. As this cross-selling strategy has evolved in recent years, we have attempted to develop capabilities to provide financial solutions that investment banks provide to help companies liquidate assets, merge with other companies or restructure their operations.

AUTOMOBILE OPERATIONS

On January 1, 2005, we consolidated seven subsidiaries into a new single company called ORIX Auto Corporation. We view automobile-related businesses as an important strategic component of our operations and decided to consolidate the various automobile leasing and rental companies into one unified unit in an effort to further develop these operations. The previous seven entities cooperated in the past, but we felt their merger would help increase the synergy among the different units. In addition to reducing administrative costs, we hope to further improve services and increase economies of scale to provide more convenience for our customers and help them reduce their maintenance costs as we aim to be a leading automobile-related services company in Japan.

As of March 31, 2005, we managed approximately 497,000 vehicles in Japan. In addition, we owned approximately 43,000 vehicles in Japan as part of our automobile rental operations.

RENTAL OPERATIONS

The Rental Operations business principally comprises the rental of precision measuring equipment and personal computers to corporate customers. The operations are conducted primarily by ORIX Rentec.

We have developed a strong position in the precision measuring equipment and computer rental sector in Japan through our subsidiary ORIX Rentec, which has an inventory of more than 400,000 units of precision measuring and computer equipment. Our customers include major Japanese and overseas electronics companies. We have also subsidiaries in Singapore, Malaysia and South Korea to provide such services to clients overseas. In addition, we established an equipment rental company in China in August 2004. For a description of the types of equipment leased, see “—Operating Leases.”

We have also recently expanded the services in this segment to include direct financing leases of computers and other IT-related equipment.

REAL ESTATE-RELATED FINANCE

ORIX’s Real Estate-Related Finance business encompasses primarily real estate loans to corporate customers and housing loans to individuals. We include most loans to non-real estate business corporate customers in the Corporate Financial Services segment, even when these loans are secured by real estate. ORIX is also expanding its business involving loan servicing, non-recourse loans, commercial mortgage-backed securities, and real estate investment trusts. The activities in this segment are conducted primarily by our Real Estate Finance Headquarters, ORIX Trust and Banking, ORIX Asset Management & Loan Services Corporation, or ORIX Asset Management & Loan Services, and ORIX Asset Management Corporation, or ORIX Asset Management.

In April 1998, we acquired ORIX Trust and Banking (formerly Yamaichi Trust & Bank, Ltd.). This acquisition provided us with a general banking license, which allows us to accept deposits, and a trust business license. The bank’s major operations include the provision of housing loans, including loans to individuals looking to purchase real estate for investment purposes. As of March 31, 2005, ORIX Trust and Banking had deposits of ¥337 billion and housing loans to individuals of ¥357 billion.

The market for real estate finance in Japan has undergone substantial changes since the latter half of the 1990s as a result of deregulation and structural changes in the economy and financial services. Our activities in this area have followed these changes and in recent years our Real Estate Finance Headquarters has focused on non-recourse lending and commercial mortgage-backed securities, while specialist subsidiaries such as ORIX Asset Management & Loan Services and ORIX Asset Management are active in loan servicing and asset management of real estate investment trusts, respectively.

REAL ESTATE

ORIX’s Real Estate segment consists of both the development and sale of real estate, as well as the management, operation and maintenance of real estate properties. ORIX Real Estate and ORIX Facilities are our subsidiaries that are primarily responsible for activities in this segment.

We own, operate and provide management services, including tenant and rental income management, for a number of commercial and other properties in Japan, including a corporate training facility, golf courses and hotels. Our real estate development activities cover both residential and commercial property markets in Japan. We sold approximately 3,000 residential apartment units in fiscal 2004 and approximately 2,300 units in fiscal 2005. We have also been involved in the development of commercial facilities and office buildings. The expertise that we have accumulated in the Japanese real estate market over nearly two decades coupled with our financing capabilities allow us to provide one-stop development packages.

LIFE INSURANCE

The Life Insurance segment consists of direct and agency life insurance sales and related activities conducted by ORIX Life Insurance. ORIX Life Insurance traditionally sold its insurance products through agents, including ORIX as well as independent agents, to primarily corporate customers.

In September 1997, ORIX Life Insurance initiated ORIX Direct, which was Japan’s first life insurance offered through direct channels. This insurance is sold to retail customers via television and newspaper advertisements, the internet, and other direct channels.

OTHER

The Other segment encompasses consumer card loan operations, venture capital operations, securities transactions, corporate rehabilitation, private finance initiatives and new businesses. The activities in this segment are conducted primarily by ORIX, ORIX Credit, ORIX Capital Corporation, or ORIX Capital, and ORIX Securities.

The consumer card loan operations of ORIX Credit constitute the largest single business in this segment in terms of operating assets. The main product of ORIX Credit is uncollateralized revolving card loans, made through our VIP Loan Card, which targets upper middle income individuals and offers customers, in our opinion, relatively large credit lines at reasonable loan rates along with a great deal of convenience in withdrawing and repaying funds. For example, money can be withdrawn from approximately 140,000 cash dispensers and automated teller machines, or ATMs, throughout Japan, and partnerships have been formed with a number of banks and other financial institutions to allow convenient repayment at about 50,000 ATMs operated by financial institutions throughout Japan. In addition, as part of our card loan business, we established ORIX Credit Guarantee Corporation in October 2004 and this company offers a guarantor’s service to regional banks and credit associations that are attempting to expand their consumer finance operations.

In 1983, we established ORIX Capital to provide venture capital and related consulting services to companies that are potential candidates for initial public offerings in Japan. As of March 31, 2005, ORIX Capital had ¥26,538 million in assets under its management, consisting mainly of equity securities.

ORIX Securities is engaged primarily in equity and other securities brokerage activities. In May 1999, we began to offer “ORIX ONLINE,” an equity trading service available via telephone and the internet. ORIX Securities has seats on the Tokyo Stock Exchange, the Osaka Securities Exchange, the Nagoya Stock Exchange and the Jasdaq Securities Exchange.

Major affiliates in this segment are The Fuji Fire and Marine Insurance Company Limited, or Fuji Fire and Marine, and DAIKYO INCORPORATED, or DAIKYO. For details of our investment in these companies, see Note 11 in “Item 18. Financial Statements.”

OVERSEAS BUSINESS SEGMENTS

Since the establishment of our first overseas subsidiary in Hong Kong in 1971, we have competed in selected international markets through subsidiaries and investments in joint ventures as affiliates. As of March 31, 2005, we operated in 22 countries outside Japan through 107 subsidiaries and affiliates. Our overseas operations employ approximately 2,600 employees, and include a network of 224 offices.

THE AMERICAS

ORIX’s principal businesses in the Americas segment are direct financing leases, corporate lending, commercial real estate lending including mortgage-backed securities, real estate development and securities investment.

After opening a representative office in 1974, we commenced formal operations in the United States in 1981 when we established a wholly-owned subsidiary, ORIX USA Corporation, or ORIX USA. ORIX USA acts as the holding company for other operations in the United States. In mid-2004, we reorganized by functional component the businesses of ORIX USA and our Americas corporate support staff began to consolidate all activities in the Americas under ORIX USA. The business activities of ORIX USA are now managed and reported under the corporate finance, leasing, real estate and other business units.

Corporate Finance

The Americas corporate finance unit includes the following business activities:

•	investment in publicly traded commercial bonds and in bank loans, primarily below investment grade;

•	direct lending to small and medium-sized enterprises for acquisitions, growth, capital expenditures or working capital;

•	structured financing for, and leasing of, large-ticket capital equipment and plant and equipment transactions for a wide variety of businesses, and the provision of creative tax and synthetic lease products for the medium to large-ticket market; and

•	venture finance, which involves the direct origination of secured loans to small companies planning to tap the public securities market in the near future. These transactions typically include warrants for shares in the company at the time of sale or public registration.

Leasing

The Americas leasing unit includes the origination and servicing of commercial equipment leases and the provision of financing for dealers, distributors, national manufacturers and end users throughout the United States.

Real Estate

The Americas real estate unit includes the following business activities:

•	servicing of commercial mortgages both for its own account and for the accounts of third parties, including publicly owned commercial mortgage-backed securities, or CMBS;

•	origination and investment in commercial mortgages and real estate-related debt instruments, including CMBSs; and

•	acquisition, development and management of commercial properties as a principal, in joint ventures with other developers and for third parties.

Other Businesses

From time to time, ORIX USA provides financing outside of its three main business activities. We characterize these activities as other businesses until they either grow to the status of a new business segment, are logically combined with an existing business segment or an alternate exit strategy is pursued. One such business is municipal leasing, which covers the origination and provision of small to medium-ticket leases for state and local governments and other public enterprises, including schools and hospitals. Revenues from such leases are generally exempt from US taxation. Municipal leases are periodically sold into the market or to other financial institutions.

In addition to our wholly-owned subsidiaries in the United States, we own 27% of Stockton Holdings Limited, or SHL, a company headquartered in Bermuda. SHL, which was engaged in the commodities investment and reinsurance business, began liquidation procedures in March 2005. The contract for commodities investment expired in June 2005 and, while some reinsurance contracts are expected to remain in force, operations are expected to cease after the remaining contracts expire by 2008. We expect to collect most of the investment in SHL in fiscal 2006 and the remainder after all the reinsurance contracts mature.

ASIA, OCEANIA AND EUROPE

Our principal businesses in Asia and Oceania involve primarily direct financing leases, operating leases for transportation equipment and corporate lending.

In 1971, we established our first overseas office in Hong Kong, and had 81 subsidiaries and affiliates in this segment, which includes the Middle East and North Africa, as of March 31, 2005. During the years that we have maintained a presence in Asia, ORIX Asia, based in Hong Kong, has been the base for our expansion and operations in the region. Singapore has been another center for our activity in the region, and we have substantial operations in Australia, Malaysia and Indonesia as well.

Some of the leasing operations that we have developed in Japan are also being developed in markets in this segment. For example, we have specialized automobile leasing operations in countries such as Australia, Indonesia, Singapore, Taiwan, Malaysia, Thailand and Korea. In December 2002, we also made an investment in Korea Life Insurance Co., Ltd., or Korea Life, which is accounted for by the equity method. For details of this investment, see Note 11 in “Item 18. Financial Statements.”

We have also expanded our activities into and throughout the Middle East and North Africa through our affiliate ORIX Leasing Pakistan Limited.

Our principal businesses in Europe center on aircraft operating leases.

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

A list of major subsidiaries and affiliates can be found in Exhibit 8.1.

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

In July 2002, we purchased 90% of the outstanding shares of Nittetsu Lease Co. Ltd., or Nittetsu Lease, for a purchase price of approximately ¥5 billion and 10% of Nittetsu Leasing Auto Co., Ltd., or Nittetsu Leasing Auto, from Nippon Steel Corporation and Nippon Steel Trading Co., Ltd., respectively. Nittetsu Lease also owned shares of Nittetsu Leasing Auto, so our total share of Nittetsu Leasing Auto came to 91%. Nittetsu Lease had total assets with a book value of approximately ¥145 billion as of July 31, 2002. Nittetsu Leasing Auto was merged into ORIX Auto in January 2005.

In December 2002, a consortium including ORIX Corporation, the Hanwha Group, and Macquarie Life Limited acquired 51% of the outstanding shares of Korea Life, which was 100% controlled by the Korean Government.

In March 2003, we acquired a 100% interest in KDDI Development Corporation, or KDDI Development, a real estate company formerly owned by KDDI CORPORATION, for a purchase price of approximately ¥15 billion. KDDI Development had assets of approximately ¥44 billion as of March 31, 2003.

In October 2003, we acquired a 100% interest in JAPAREN Co., Ltd., or JAPAREN, an automobile rental and leasing company, from NIPPON MINING HOLDINGS, INC. At the time of purchase, JAPAREN had assets of approximately ¥18.5 billion. JAPAREN was merged into ORIX Auto in January 2005.

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

We initially acquired a 69.2% stake in FWE for approximately ¥3.1 billion. In December 2004, FWE issued new shares to a third party. As a result of the increased influence by this third party over the operations of FWE, we no longer have effective control over FWE and we have recorded the company as an equity method affiliate since the end of March 2005.

In January 2005, we acquired all the shares of Kitakanto Lease Company Limited, or Kitakanto Lease, from the Ashikaga Financial Group. Kitakanto Lease had approximately ¥40 billion in assets at the time of acquisition. The Ashikaga Financial Group purchased 5% of the newly created company, ORIX Kitakanto Corporation, and our stake is 95%.

In March 2005, we acquired an additional 42% of DAIKYO and preferred shares for approximately ¥47 billion. As a result of the acquisition, our stake in the company increased to 44%. In April 2005, we also refinanced approximately ¥32 billion of DAIKYO’s debt. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

We have also extended a ¥20 billion loan facility to DAIKYO for the purchase of land for condominium development. The actual extension of credit requires approval by ORIX for each individual transaction. As of June 30, 2005, no credit had been extended as part of this facility.

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

PROPERTY, PLANT AND EQUIPMENT

Because our main business is to provide diverse financial services to our clients, we do not own any material factories or facilities that manufacture products. We have no plans to build any factories that manufacture products. However, in November 2002, a subsidiary of ORIX Eco Services signed an agreement to build and operate a waste processing and recycling plant in Saitama Prefecture in Japan. The construction of the plant began in May 2004 and is expected to be completed in the summer of 2006.

The most important facility that we own is an office building in Shiba, Minato-ku, Tokyo with floor space of 19,662 square meters. Although there are presently no material plans to construct or improve facilities, we may build or acquire additional offices or make improvements to existing facilities if we believe the expansion of our business so warrants.

Our operations are generally conducted in leased office space in numerous cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or plan to utilize in the foreseeable future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees with an aggregate value of ¥56,714 million as of March 31, 2005.

SEASONALITY

Our business is not materially affected by seasonality.

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

Japan’s leasing industry has a small number of independent leasing companies. Many leasing firms are affiliated with banks, trading houses, manufacturers and financial organizations. Furthermore, many of these specialize in specific products, product ranges or geographical regions. We have established a nationwide network and distribute a full range of leasing and other financial products. Similarly, we believe our array of financial products and services, and the seamless way in which they are marketed, make us unique in the Japanese marketplace. The ability to provide one-stop, comprehensive financial solutions through a single sales staff, with cross-selling of our full range of products, gives us competitive advantages. We also believe that the diversification of our operations, products and services allows us to flexibly allocate our resources, expanding resources in or withdrawing resources from our various businesses, depending on market opportunities, profitability and the competitive environment.

Recently, a number of non-Japanese finance companies have established bases in Japan, or are in the process of expanding sales and marketing initiatives. Many of these companies compete with us in specific fields. However, we generally maintain the same competitive advantages over them that we enjoy over many Japanese competitors, namely that we are able to offer a wide range of products and services, not just a simple, discrete leasing product. Furthermore, we believe our extensive network of sales offices and experience in the Japanese marketplace provides us with other advantages over foreign leasing and asset finance firms entering the Japanese marketplace.

While some leasing companies appear to be strategically targeting growth in automobile maintenance leases, we believe the quality and depth of the service we can provide allows us to remain relatively competitive in this business.

In small-ticket leasing we have historically competed more with credit companies than with traditional leasing firms. However, in recent years some traditional leasing firms appear to have sought to expand this business. We have been able to maintain our targeted size in this business, but leasing rates have declined somewhat.

In our rental operations, we believe the number of companies competing in the market for precision measuring equipment rentals is limited because the technical expertise needed to succeed in this business is a substantial barrier to entry for potential competitors. In computer and related rentals, however, competition is more intense than precision measuring equipment rentals as the barriers to entry are lower. In recent years more companies have entered this business, and some competitors are aggressively attempting to expand their operations. We are attempting to maintain our competitiveness in the rental operations by maintaining a wide range of equipment and offering consulting and other services.

Recent consolidation and alliances among life insurance companies in Japan have increased competition within the insurance industry. In particular, competition in the market for medical insurance, a market we expect to grow, has intensified. In addition, as a result of deregulation, Japanese banks are now permitted to sell certain types of insurance directly to individuals. Certain banks are making efforts to expand this business. At present, banks are permitted to sell only limited types of products and we believe the impact on our life insurance operations will be limited. Moreover, we see this ability to market insurance through banks as a possible business opportunity for us, providing ORIX Life Insurance with new sales channels. However, if Japanese banks market insurance from life insurers other than ORIX Life Insurance, competition in the life insurance business could increase. Also, if existing Japanese life insurers are acquired by foreign insurers, such foreign insurers would gain access to established networks of sales agents.

In real estate-related finance, we compete with a variety of Japanese and foreign competitors. In the provision of non-recourse loans and other real estate-related loans, our major competitors are Japanese banks, and to a lesser extent, foreign investment banks. In certain sectors of the real estate-related finance market, we face intense competition, especially from Japanese banks. We believe our main strength lies in our ability to accurately analyze assets backing these loans because of our years of experience in both financing as well as developing, operating and managing real estate in Japan. In addition, we have been able to utilize our extensive customer network in Japan to provide such loans to a broad range of customers. However, we cannot be sure that we will be able to compete if our competition provides loans on better terms than we do.

For the purchase and servicing of distressed assets, we compete primarily with foreign investment banks and equity funds, although some Japanese banks and equity funds are also active in this business. In general, competition is strong in this business. Competition for purchasing assets from regional banks has intensified. A major reason for this intensified competition is that more than 90 companies are registered as loan servicing companies and domestic loan servicing companies are competing in bids for asset sales by these regional banks.

For housing loans, we have focused on a particular market niche of loans to individuals that purchase rental properties for investment purposes and loans to individuals that do not otherwise qualify for loans from major banks or the Japanese government’s Housing and Loan Corporation. In this field, competitors include only a limited number of non-bank financial institutions and banks. However, more banks are beginning to enter this market and competition has steadily increased. For example, some of the large banks have been very aggressive in this market and are offering loan rates that are lower than ORIX Trust and Banking is prepared to offer. ORIX Trust and Banking is attempting to face this competition by flexibly dealing with a variety of loans such as those to self-employed individuals, who often have a difficulty obtaining bank loans. However, competition from larger banks could have an adverse impact on our housing loan operations in the future.

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

In the market for non-collateralized consumer loans, competition is increasing as a result of the tie ups between major banks and traditional consumer finance companies, as well as the entry into the market of non-traditional companies such as IT companies. We believe the overall market for loans in the 8% to 18% interest range could grow as the banks expand their operations and raise the awareness of the market itself, but we also believe that competition for market share is likely to increase.

REGULATION

ORIX is incorporated under the Japanese Commercial Code and its corporate activities are governed by the Japanese Commercial Code.

There is no specific regulatory regime in Japan which governs the conduct of our direct financing lease and operating lease businesses. Our installment loan business is regulated by the Interest Rate Restriction Law, the Acceptance of Contributions, Money and Interest Law and the Regulation of Moneylending Business Law and related regulations.

A number of our group companies including ORIX and ORIX Credit engage in the business of moneylending in Japan. The Moneylending Business Law requires all companies engaged in the moneylending business, whether they are installment finance companies, leasing companies, credit card companies or specialized consumer loan finance companies, to register with the Prime Minister or prefectural governors. As registered moneylenders, our registered companies are regulated by the Financial Services Agency, or the FSA, which has the power to review registered moneylenders’ operations and inspect their records to monitor compliance with the provisions of the Moneylending Business Law. The FSA has the authority to impose administrative sanctions for non-compliance, including an order to suspend a part or the whole of the business of registered companies, or to cancel their registration as a moneylender. In addition, the FSA is obliged in certain circumstances to cancel moneylending registrations, including upon instances of substantial noncompliance with the law or of noncompliance with certain administrative orders.

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

ORIX Auto in Japan has received permission from the MoLIT to lease and rent vehicles based on the Road Transportation Law.

The insurance industry in Japan is regulated by the FSA under the Insurance Business Law and related regulations. Insurance business may not be carried out without a license from the Prime Minister. There are two kinds of licenses related to insurance businesses: one for life insurance businesses and another for non-life insurance businesses. The same entity cannot obtain both of these licenses, although a consolidated entity may contemporaneously hold interests in a life insurance company and a non-life insurance company. ORIX Life Insurance, as a life insurance company, is prohibited from engaging in any other activity. Insurance solicitation which we conduct is also governed by the Insurance Business Law. Each of ORIX, ORIX Alpha, ORIX Auto and a number of other group companies in Japan is registered as a life insurance agent with the Prime Minister. The FSA has broad regulatory powers over the life insurance business of ORIX Life Insurance, including the authority to grant or, under certain conditions, revoke its operating license and to request information regarding its business or financial condition and conduct onsite inspections of its books and records. ORIX Life Insurance generally must also receive FSA approval for the sale of new products and for new pricing terms. In addition, under the Insurance Business Law regulations, any party attempting to gain voting rights of an insurance company over a certain amount must receive permission from the Prime Minister. ORIX has received such permission as a major shareholder in ORIX Life and Fuji Fire and Marine.

The Securities and Exchange Law of Japan, or the Securities and Exchange Law, applies to the securities industry in Japan. The Securities and Exchange Law regulates both the business activities of securities companies and conduct related to securities transactions. Securities companies must register with the Prime Minister in order to conduct securities business. ORIX Securities is subject to these and other laws and regulations. Entities acting as intermediaries for the sale of securities must register with the Prime Minister. ORIX has made such a registration. In addition, according to the Securities and Exchange Law, any entity that holds over a certain amount of the voting rights of a securities company is considered a major shareholder and must report its holdings to the Prime Minister. Based on this regulation, ORIX has filed a report as the major shareholder of ORIX Securities.

The general banking and trust business, in which our banking subsidiary, ORIX Trust and Banking, is engaged, are also regulated. In general, the Banking Law governs the general banking business and the Trust Law and the Trust Business Law govern the trust business. These businesses may not be carried out without a license from the Prime Minister and are supervised by the FSA. ORIX Trust and Banking has obtained such a license. Entities selling securities in trust must register with the Prime Minister. ORIX Trust and Banking has made such a registration and is regulated by the FSA. In addition, under the Banking Law, any entity that attempts to hold more than a certain portion of voting rights of a bank must receive permission from the Prime Minister. ORIX has registered as a major shareholder of ORIX Trust and Banking.

The Law for Special Measures Concerning the Debt Management and Collection Business, or the Servicer Law, which was enacted in 1998, allows corporations meeting certain specified criteria to obtain permission from the Minister of Justice to manage and collect certain assets. ORIX Asset Management & Loan Services has obtained permission under the Servicer Law to carry out such operations.

ORIX Asset Management, our wholly-owned subsidiary, is registered with the Prime Minister under the Laws Concerning Investment Trusts and Investment Corporations, or the Investment Trust Law, as an asset manager for investment trusts and is responsible for the asset management of the real estate investment trust ORIX JREIT. ORIX JREIT is listed on the Tokyo Stock Exchange. In addition, under the Investment Trust Law, any entity possessing voting rights over a certain amount is considered a major shareholder and must report this to the Prime Minister. ORIX has filed such a report as a major shareholder of ORIX Asset Management.

ORIX USA Corporation is incorporated under the laws of the state of Delaware and its corporate activities are governed by the Delaware General Corporations Law.

There is no single U.S. federal regulatory regime governing the conduct of ORIX USA’s corporate finance, real estate finance and development, equipment finance, public finance or loan servicing businesses, but these businesses are subject to numerous state and federal laws and regulations. Commercial and real estate loans may be governed by the United States Patriot Act, the Equal Credit Opportunity Act and its Regulation B, the Flood Disaster Protection Act, the National Flood Insurance Reform Act of 1994 and state usury laws. Real estate transactions are also governed by state real property and foreclosure laws. ORIX USA’s equipment finance transactions are governed by the Uniform Commercial Code, as adopted by the various states. ORIX USA is registered with or has obtained licenses from various state agencies which regulate the activity of commercial lenders in such states.

In other regions outside of Japan, some of our businesses are also subject to regulation and supervision in the jurisdictions in which they operate.

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

We are engaged principally in financial services businesses, which include leasing and corporate, real estate-related and consumer finance businesses in Japan and in overseas markets, and life insurance in Japan. We also have operations in real estate development and management. We earn our revenues mainly from operating and direct financing leases, interest on loans and investment securities, life insurance premiums, other operating revenues and real estate sales. Our expenses include mainly selling, general and administrative expenses, costs of operating leases, life insurance costs, costs of real estate sales, and other operating expenses. We require funds mainly to purchase equipment for leases, extend loans and invest in securities.

We earn most of our revenues from our operations in Japan. Revenues from overseas operations have also contributed significantly to our operating results in recent periods. Overseas operations generated 16% and 14% of our total revenues in the years ended March 31, 2004 and 2005, respectively. For a discussion of our business by type of revenue and operating asset, and by segment, see “Item 4. Information on the Company—Profile of Business by Revenues and Operating Assets” and “—Profile of Business by Segment.”

We believe that our earnings results over the past three fiscal years, including fiscal 2005, have been influenced by the following three major trends:

•	steadily increasing contributions to earnings from asset-based businesses such as leasing and lending;

•	fluctuations in contributions from sources such as:

•	investments in life and non-life insurance affiliates;

•	selected equity investments in troubled or distressed companies for the purpose of rehabilitation;

•	gains from the sale or securitization of lease, loan and security assets;

•	gains from the sale of assets such as real estate under operating leases and investment securities; and

•	fluctuations in costs associated with provisions for doubtful receivables and probable loan losses, and the write-down of long-lived assets and securities as a result of changing economic environments and market conditions.

We expect these three trends to continue to influence earnings in the foreseeable future. However, we also believe that our business is inherently subject to rapid and dramatic changes. In the opinion of management, any discussion of trends should be viewed with caution, because those trends can change in a relatively short period of time.

The following is a discussion of trends in fiscal 2005 compared to fiscal 2004 and fiscal 2004 compared to fiscal 2003. Additional details relating to the discussion can be found in the explanation of the individual components of our consolidated financial statements included in this annual report.

In fiscal 2005, operating income rose by 55% to ¥130,957 million, income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes increased by 51% to ¥154,347 million, net income improved by 69% to ¥91,496 million and diluted earnings per share rose by 67% to ¥1,002.18, in each case compared to fiscal 2004. A discussion of fiscal 2005 performance in light of the three trends outlined above follows:

•	Revenues from operating leases and interest on loans and investment securities rose 9% to ¥181,808 million and 17% to ¥136,035 million, respectively, primarily as a result of an increase in assets.

•	Brokerage commissions and net gains on investment securities increased 30% as a result of higher net gains on investment securities, and real estate sales increased 26% as a result of the sale of office buildings and other real estate developments. Gains on the securitization of direct financing leases, loans and investment securities totaled ¥12,520 million in fiscal 2005 compared to ¥446 million in fiscal 2004. In addition, equity in net income of affiliates increased 12% and gains on the sales of affiliates was ¥3,347 million compared to a loss of ¥542 million in fiscal 2004.

•	Provision for doubtful receivables and probable loan losses, write-downs of long-lived assets and write-downs of securities decreased by 20%, 5% and 6%, respectively, as a result of generally better economic conditions in Japan.

On April 26, 2005, ORIX announced that it expected total revenues for fiscal 2006 to decline, due primarily to the effects of the deconsolidation of Footwork Express Co. Ltd. See “—Results of Operations—Year ended March 31, 2005 compared to year ended March 31, 2004—Details of Operating Results—Transportation Revenues.”

In fiscal 2004, operating income rose by 127% to ¥84,572 million, income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principles and income taxes increased by 125% to ¥101,954 million, net income improved by 79% to ¥54,020 million and diluted earnings per share rose by 76% to ¥601.46, in each case compared to fiscal 2003. A discussion of fiscal 2004 performance in light of the three trends outlined above follows:

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

We are attempting to build a business portfolio with a focus on balancing profitability, growth and soundness of the company. To achieve this, ROE, ROA, and shareholders’ equity ratio, which is total shareholders’ equity divided by total assets, are important management indexes that we use. Our goal is to continue to work to make improvements in these and other areas.

In fiscal 2003 and 2004, management attempted to grow profits without increasing assets. As part of this strategy, we have been working to replace relatively poorly-performing assets with more profitable ones, increase revenues from the sale of real estate such as residential condominiums and office buildings, and increase revenue from businesses such as integrated facilities management. Our strategy has not been to drastically reduce assets. Instead, the goal of our strategy has been to continue to grow earnings per share through improvements in profitability, not only through increases in assets. In fiscal 2005, our return on equity rose to 14.2% from 10.1% and our return on assets improved to 1.56% from 0.93%, respectively, compared to fiscal 2004. This strategy has also facilitated the strengthening of our financial base, as indicated in an increase in our shareholders’ equity ratio to 12.0% as of March 31, 2005 from 10.0% as of March 31, 2004.

As a result of efforts to replace less profitable assets with more profitable ones, total assets declined 7% and 5%, respectively, in fiscal 2003 and fiscal 2004. However, this trend reversed in fiscal 2005 as we took advantage of a generally better economic environment and increased business opportunities. Total assets as of March 31, 2005 increased 8% and operating assets increased 6% compared to March 31, 2004. As a result of increased demand for loans to corporate borrowers in Japan, the balance of installment loans as of March 31, 2005 rose by ¥151,657 million, or 7%, compared to March 31, 2004. In addition, the balance of operating lease assets rose by ¥82,303 million, primarily reflecting increased real estate assets in Japan.

We seek to continue our basic strategy of growing profits faster than we grow assets for fiscal 2006. Notwithstanding our basic strategy, we continue to maintain a market-responsive approach to investments.

Pursuant to this approach, as opportunities arise in fiscal 2006 and beyond, we may selectively acquire assets that we believe will contribute to our goal of increasing profits and improving profitability.

Our increased reliance on revenues from asset sales and equity investments may increase the potential for volatility in our earnings. Asset-based revenues, from such sources as spreads on direct-financing leases or installment loans, and revenues from operating leases, continue to form the core of our revenue base. We believe profits from these sources are relatively predictable based on assumed asset levels, interest rates and, to a lesser extent, provisions for doubtful receivables and probable loan losses. However, as the portion of gains from the sale of assets or equity investments increases, the potential for volatility in our earnings may increase, including because the timing of recognition of these gains is often less predictable than gains from asset-based sources due to the increased sensitivity of asset sales and equity investments to market and other conditions beyond our control. In addition, as historical results indicate, our business is susceptible to valuation losses on real estate, investment securities and other tangible and intangible assets.

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

In particular, the valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows and the observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. The allowance for losses on smaller-balance homogeneous loans, including individual housing loans and card loans which are not restructured, and lease receivables is collectively evaluated considering current economic conditions and trends, the value of the collateral underlying the loans and leases, prior charge-off experience, delinquencies and non-accruals. If actual future economic conditions and trends, actual future value of underlying collateral and guarantees, and actual future cash flows are less favorable than those projected by management or the historical data we use to calculate these estimates do not reflect future loss experience, additional provisions may be required.

The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries. When we determine that the likelihood of any future collection is minimal, receivables are charged off.

We review delinquencies or other transactions which are not in compliance with our internal policies as frequently as three times a month in the case of transactions in Japan. Transactions with payments more than 90 days past due are reported to the executive officer responsible for the Risk Management Headquarters. We stop accruing revenues on direct financing leases and installment loans when principal or interest is past due more than 90 days, or earlier if management determines that it is doubtful that we can collect on direct financing leases and installment loans. The Company and its subsidiaries used 180 days for suspending recognition of income prior to fiscal 2003. This change from 180 to 90 days did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position. The decision is based on factors such as the general economic environment, individual clients’ creditworthiness and historical loss experience, delinquencies and accruals. After we have set aside provisions for a non-performing asset, we carefully monitor the quality of any underlying collateral, the status of management of the obligor and other important factors. When we determine that there is little likelihood of continued repayment by the borrower or lessee, we sell the leased equipment or loan collateral, and we record a charge-off for the portion of the lease or loan that remains outstanding.

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

It is common in the United States for companies to charge off loans after they are past due for a specific arbitrary period, for example, six months or one year. However, we are required to keep our primary records in accordance with Japanese tax law. Japanese tax law does not allow Japanese companies to adopt a policy similar to that in the United States. If we had prepared our accounting records as if each charge-off had occurred at an arbitrary date, the differences in our financial statements would be a reduction in gross receivables, an identical reduction in the allowance for doubtful receivables and a change in the timing of charge-offs. We believe that the most significant of these differences, when comparing ourselves to other non-Japanese companies (particularly U.S. companies), may be the delay in when we record a charge-off. In a period of worsening economic conditions and increasing delinquencies, we may reflect a lower charge-off ratio than we would have, had we applied the charge-off policies used by some other non-Japanese companies.

IMPAIRMENT OF INVESTMENT IN SECURITIES

We recognize losses related to securities under write-downs of securities in our consolidated statements of income when the market price for a security has declined significantly below the acquisition cost and the decline has been determined to be other than temporary. We would generally charge against income losses related to available-for-sale securities and held-to-maturity securities:

•	if the market price for a security has for more than six months remained significantly below our acquisition cost, or significantly below the current carrying value if the price of the security has been adjusted in the past;

•	if there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event; or

•	in certain other situations where, even though the market value of an equity security has not remained significantly below the carrying value for six months, the decline in market value of an equity security is based on an issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the equity security will recover within the next six months.

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

If the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying amount of the asset exceeds fair value. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of appraisers, based on recent transactions involving sales of similar assets, or other valuation techniques to estimate fair value. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or shorter expected future periods to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets and identifiable intangible assets.

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

The accounting estimates relating to unguaranteed residual value for direct financing leases and operating leases affect our Corporate Financial Services, Automobile Operations and Rental Operations segments and all of our overseas segments. We did not record any write-downs of unguaranteed residual value in fiscal 2004 or fiscal 2005.

INSURANCE POLICY LIABILITIES AND DEFERRED POLICY ACQUISITION COSTS

A subsidiary of ORIX writes life insurance policies to customers. Those policies are characterized as long-duration policies and mainly consist of endowments, term life insurance, whole life and medical insurance. Insurance policy liabilities and reserves are established based on actuarial estimates of the amount of future policyholder benefits. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and others factors applicable at the time the policies are written. Management continually evaluates the potential for changes in the estimates and assumptions applied for determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings. If actual assumption data, such as mortality, lapse rates, investment returns and other factors, do not properly reflect future policyholder benefits, we may establish a premium deficiency reserve.

FASB Statement No. 60, “Accounting and Reporting by Insurance Enterprises”, requires insurance companies to defer certain costs associated with writing insurance, or deferred policy acquisition costs, and amortized over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs, not involving the same level of complexity in measurement as those discussed above, are important to an understanding of significant accounting policies for the insurance business. We are required to assess deferred acquisition costs for recoverability. Deferred acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Periodically, deferred policy acquisition costs are reviewed for whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality experience, expense margins and surrender charges, which we use to calculate these assumptions do not properly reflect future profitability, additional amortization may be required.

The accounting estimates relating to insurance policy liabilities and deferred policy acquisition costs affect our life insurance segment.

PENSION PLANS

The determination of our projected benefit obligation and expense for our employee pension benefits is mainly dependent on the size of the employee population, actuarial assumptions, expected long-term rate of return on plan assets and the discount rate used in the accounting.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense would decrease or increase, respectively, by approximately ¥652 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense would decrease by approximately ¥924 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense would increase by approximately ¥1,079 million. The decrease to pension expense based on a 1% increase in discount rate differs from the increase to pension expense based on a 1% decrease in discount rate due to a 10% corridor.

While we believe the estimates and assumptions used in our pension accounting are appropriate, differences in actual results or changes in these assumption or estimates could adversely affect our pension obligations and future expense.

In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion of benefit obligation from the employees’ pension fund, or EPF, to the government together with a specified amount of plan assets determined pursuant to a government formula. In fiscal 2004, we received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of our EPF. In fiscal 2005, we received government approval of exemption from the obligation for benefits related to past employee service with respect to the substitutional portion of our EPF and transferred the benefit obligation of the substitutional portion as well as the related government-specified portion of plan assets of the EPF to the government. We accounted for the transfer to the

Japanese government of a substitutional portion of an EPF in fiscal 2005 in accordance with EITF Issue No. 03-2, or EITF 03-2, Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities. As specified in EITF 03-2, the entire separation process was to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits. As a result of the completion of the transfer, we recognized a gain on a subsidy from the Japanese government of ¥12,425 million, a gain on the reversal of retirement benefit liabilities as a result of derecognition of previously accrued salary progression at the time of settlement for the substitutional portion of ¥2,618 million, and a loss of ¥14,470 million to liquidate the plan, which mainly included amortization of unrecognized actuarial loss. The net impact of the above was a gain of ¥573 million, which was recorded as a reduction in selling, general and administrative expenses in the consolidated statement of income.

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

Significant management judgment is required in determining our provision for income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against our net deferred income tax assets. We have recorded a valuation allowance due to uncertainties about our ability to utilize certain deferred income tax assets, primarily certain net operating loss carry-forwards, before they expire. Although utilization of the net operating loss carry-forwards is not assured, management believes it is more likely than not that all of the deferred income tax assets, net of the valuation allowance, will be realized. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred income tax assets will be recoverable. In the event that actual results differ from these estimates or if we adjust these estimates in future periods, we may need to establish additional valuation allowances, which could materially impact our consolidated financial position and results of operations.

A deferred tax liability has not been recognized for undistributed earnings of certain overseas subsidiaries as it is our intention to permanently reinvest those earnings. The deferred tax liability will be recognized when we are no longer able to demonstrate that we plan to permanently reinvest undistributed earnings. Accordingly, no provision has been made for foreign withholding taxes or Japanese income taxes, which would become payable if the undistributed earnings were paid as dividends to us.

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management has discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2005.

RESULTS OF OPERATIONS

YEAR ENDED MARCH 31, 2005 COMPARED TO YEAR ENDED MARCH 31, 2004

Performance Summary

Income Statement Data

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Income statement data:
Total revenues	¥756,670	¥916,950	¥160,280	21
Total expenses	672,098	785,993	113,895	17
Operating income	84,572	130,957	46,385	55
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	101,954	154,347	52,393	51
Net income	54,020	91,496	37,476	69

Total Revenues

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total revenues:
Direct financing leases	¥112,372	¥113,514	¥1,142	1
Operating leases	166,587	181,808	15,221	9
Interest on loans and investment securities	116,744	136,035	19,291	17
Brokerage commissions and net gains on investment securities	26,025	33,906	7,881	30
Life insurance premiums and related investment income	134,154	137,004	2,850	2
Real estate sales	98,034	123,162	25,128	26
Gains on sales of real estate under operating leases	9,116	1,554	(7,562)	(83)
Transportation revenues	—	55,339	55,339	—
Other operating revenues	93,638	134,628	40,990	44

Total	¥756,670	¥916,950	¥160,280	21

Total revenues in fiscal 2005 increased 21%. Although revenues from gains on sales of real estate under operating leases decreased, revenues in other lines increased, especially in transportation revenues and other operating revenues. Details of each line item are explained below.

Total Expenses

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total expenses:
Interest expense	¥60,060	¥56,562	¥(3,498)	(6)
Costs of operating leases	120,566	124,658	4,092	3
Life insurance costs	119,653	122,896	3,243	3
Costs of real estate sales	88,679	113,830	25,151	28
Costs of transportation revenues	—	46,594	46,594	—
Other operating expenses	52,551	82,833	30,282	58
Selling, general and administrative expenses	161,835	181,620	19,785	12
Provision for doubtful receivables and probable loan losses	49,592	39,574	(10,018)	(20)
Write-downs of long-lived assets	12,345	11,713	(632)	(5)
Write-downs of securities	5,240	4,930	(310)	(6)
Foreign currency transaction loss, net	1,577	783	(794)	(50)

Total	¥672,098	¥785,993	¥113,895	17

Total expenses in fiscal 2005 increased 17%. The most significant increases were in costs of transportation revenues and other operating expenses. Details of each line item are explained below.

Operating Income, Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes and Net Income

Operating income in fiscal 2005 increased 55% due primarily to increased revenues from interest on loans and investment securities, including gains from securitization, increased net gains on investment securities and a decline in provisions for doubtful receivables and probable loan losses. Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes increased 51% due primarily to the increase in operating income, increased equity in net income of affiliates and gains on the sales of affiliates.

Net income in fiscal 2005 increased 69%, which was greater than the increase for income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes primarily due to a decrease in the effective tax rate. For details, see Note 15 of “Item 18. Financial Statements.” Basic earnings from continuing operations per share were ¥603.58 and ¥1,016.78 for fiscal 2004 and fiscal 2005, respectively. Basic and diluted earnings per share in fiscal 2004 were ¥645.52 and ¥601.46, respectively, compared to ¥1,087.82 and ¥1,002.18 in fiscal 2005.

Operating Assets

	As of March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating assets:
Investment in direct financing leases	¥1,453,575	¥1,451,574	¥(2,001)	(0)
Installment loans	2,234,940	2,386,597	151,657	7
Investment in operating leases	536,702	619,005	82,303	15
Investment in securities	551,928	589,271	37,343	7
Other operating assets	72,049	82,651	10,602	15

Total operating assets	4,849,194	5,129,098	279,904	6

Allowance for doubtful receivables on direct financing leases and probable loan losses	(128,020)	(115,250)	12,770	(10)
Other assets	903,783	1,055,105	151,322	17

Total assets	¥5,624,957	¥6,068,953	¥443,996	8

Operating assets increased 6% in fiscal 2005 due primarily to an increase in installment loans and operating leases in Japan. Total assets increased 8%, which was higher than the increase in operating assets, due primarily to an increase in investment in affiliates.

Details of Operating Results

The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information. See “Item 4. Information on the Company” for a profile of each of the categories discussed below.

Revenues, New Business Volumes and Operating Assets

Direct financing leases

	As of and for the year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥112,372	¥113,514	¥1,142	1
Japan	86,928	90,141	3,213	4
Overseas	25,444	23,373	(2,071)	(8)
New receivables added	¥801,787	¥863,137	¥61,350	8
Japan	618,452	700,744	82,292	13
Overseas	183,335	162,393	(20,942)	(11)
New equipment acquisitions	¥713,240	¥767,672	¥54,432	8
Japan	541,917	607,290	65,373	12
Overseas	171,323	160,382	(10,941)	(6)
Investment in direct financing leases	¥1,453,575	¥1,451,574	¥(2,001)	(0)
Japan	1,183,187	1,183,791	604	0
Overseas	270,388	267,783	(2,605)	(1)

Revenues from direct financing leases in fiscal 2005 increased 1%. Revenues from Japanese operations increased 4% in fiscal 2005 due primarily to an increase in gains on securitization of direct financing leases. Revenues from overseas operations declined by 8% in fiscal 2005 due primarily to a decline in assets.

The average return we charge on direct financing leases in Japan, calculated on the basis of quarterly balances, in fiscal 2005 was 6.54% compared to 6.36% in fiscal 2004. This was due primarily to an increase in the proportion of revenues contributed by automobile leases, which normally generate higher returns than general equipment leases. The average return on overseas direct financing leases, calculated on the basis of quarterly balances, increased to 8.63% in fiscal 2005 from 8.18% in fiscal 2004, due primarily to higher leasing rates we charged in the United States corresponding to the higher prevailing market interest rates there.

New receivables added related to direct financing leases increased 8% in fiscal 2005. New receivables added by Japanese operations increased 13% in fiscal 2005 due primarily to the acquisition of Kitakanto Lease and an increase in our automobile leasing operations, while new receivables added by overseas operations decreased 11% in fiscal 2005 due primarily to decreases in the United States.

Investment in direct financing leases as of March 31, 2005 remained flat. While our automobile operations increased assets in Japan, this increase was offset by securitization of lease receivables.

As of March 31, 2005, no single lessee represented more than 1% of our total portfolio of direct finance leases. As of March 31, 2005, 82% of our direct financing leases were to lessees located in Japan, while 7% were to lessees located in the United States.

	As of March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in direct financing leases by category:
Information-related and office equipment	¥210,713	¥184,540	¥(26,173)	(12)
Industrial equipment	214,682	206,182	(8,500)	(4)
Commercial services equipment	175,607	190,353	14,746	8
Transportation equipment	479,605	486,329	6,724	1
Other equipment	372,968	384,170	11,202	3

Total	¥1,453,575	¥1,451,574	¥(2,001)	(0)

Investment in direct financing leases of information-related and office equipment decreased 12% in fiscal 2005 due primarily to declines in Japan.

Investment in direct financing leases of industrial equipment decreased 4% in fiscal 2005 due primarily to declines in the volume of leasing assets in the United States.

Investment in direct financing leases of commercial services equipment increased 8% in fiscal 2005 due primarily to the acquisition of Kitakanto Lease.

Balances for investment in direct financing leases in the tables above do not include lease assets sold on securitization. However, gains from securitization are included in our direct financing lease revenues. During fiscal 2005, we sold on securitization ¥97,177 million of direct financing lease assets (all of which were in Japan) that were treated as off-balance sheet assets, and during fiscal 2004, we sold on securitization ¥26,284 million of direct financing lease assets (¥16,672 million in Japan and ¥9,612 million overseas) that were treated as off-balance sheet assets. Gains from the securitization of these assets of ¥170 million and ¥3,877 million were included in direct financing lease revenues for fiscal 2004 and 2005, respectively. The balance of direct financing lease assets treated as off-balance sheet assets amounted to ¥200,434 million as of March 31, 2004 and ¥179,905 million as of March 31, 2005. If assets sold on securitization are included, the total balance of investment in direct financing lease assets would be ¥1,654,009 million as of March 31, 2004 and ¥1,631,479 million as of March 31, 2005. For more information on securitization, see Note 9 of “Item 18. Financial Statements.”

Asset quality of our direct financing leases

	As of March 31,
	2003	2004	2005
	(In millions of yen, except percentage data)
Past due direct financing leases and allowances for direct financing leases:
90+ days past due direct financing leases	¥47,825	¥36,568	¥25,733
90+ days past due direct financing leases as a percentage of the balance of investment in direct financing leases	3.04%	2.52%	1.77%
Provisions as a percentage of average balance of investment in direct financing leases (1)	1.04%	0.87%	0.40%
Allowance for direct financing leases	¥42,588	¥41,008	¥36,264
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	2.71%	2.82%	2.50%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

The decrease in 90+ days past due direct financing leases occurred due primarily to charge-offs and a decline in new 90+ days past due direct financing leases in Japan and overseas due primarily to improving economic conditions.

We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases was adequate as of March 31, 2005 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•	all lease contracts are collateralized by the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment.

The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases was 1.55%, 0.90% and 0.73% for fiscal 2003, 2004 and 2005, respectively. We recognize that, due to our charge-off policy, historical ratios of charge-offs as a percentage of the balance of our investment in direct financing leases might have been lower than if we had taken charge-offs after they were past due for a specific arbitrary period.

Operating leases

	As of and for the year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥166,587	¥181,808	¥15,221	9
Japan	123,199	136,258	13,059	11
Overseas	43,388	45,550	2,162	5
New equipment acquisitions	¥189,737	¥248,327	¥58,590	31
Japan	144,340	201,764	57,424	40
Overseas	45,397	46,563	1,166	3
Investment in operating leases	¥536,702	¥619,005	¥82,303	15
Japan	388,452	466,489	78,037	20
Overseas	148,250	152,516	4,266	3

Revenues from operating leases increased 9% in fiscal 2005 due primarily to increased revenues from automobile operating leases in Japan. In fiscal 2004 and 2005, gains from the disposition of operating lease assets other than real estate were ¥2,783 million and ¥4,746 million, respectively and are included in operating lease revenues.

New equipment acquisitions of operating leases increased 31% in fiscal 2005 due primarily to an increase in the purchase of rental purpose real estate in Japan.

Investment in operating leases increased 15% in fiscal 2005. In Japan, these investments rose 20% due primarily to an increase in rental purpose real estate.

	As of March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥202,514	¥241,468	¥38,954	19
Measuring equipment and personal computers	75,232	64,850	(10,382)	(14)
Real estate and other	258,956	312,687	53,731	21

Total	¥536,702	¥619,005	¥82,303	15

Investment in transportation equipment-related operating leases rose by 19% in fiscal 2005 due primarily to increases in automobile operating leases, while investments in real estate and other operating leases increased

21% due primarily to increases in Japan. Measuring equipment and personal computers decreased 14%, due primarily to customer requests for direct financing leases rather than operating leases for some equipment.

For information on the acquisition cost and accumulated depreciation of operating lease assets, see Note 5 in “Item 18. Financial Statements.”

Installment loans and investment securities

Installment loans

	As of and for the year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Interest on installment loans	¥107,490	¥125,898	¥18,408	17
Japan	89,295	108,706	19,411	22
Overseas	18,195	17,192	(1,003)	(6)
New loans added	¥1,124,276	¥1,545,517	¥421,241	37
Japan	957,646	1,394,494	436,848	46
Overseas	166,630	151,023	(15,607)	(9)
Installment loans	¥2,234,940	¥2,386,597	¥151,657	7
Japan	1,984,416	2,153,949	169,533	9
Overseas	250,524	232,648	(17,876)	(7)

Interest on installment loans increased 17% in fiscal 2005. Revenues from interest on installment loans in Japan increased 22% due primarily to a higher level of assets, increased collections in our loan servicing operations and gains from securitization. Interest on overseas installment loans decreased 6% in fiscal 2005 primarily as a result of a reduced amount of assets.

The average interest rate earned on loans in Japan, calculated on the basis of quarterly balances, increased to 4.83% in fiscal 2005 from 4.73% in fiscal 2004 due primarily to higher interest rates earned on our consumer card loans. The average interest rate earned on overseas loans, calculated on the basis of quarterly balances, increased to 7.40% in fiscal 2005 from 5.86% in fiscal 2004 due primarily to a rise in market interest rates prevailing in the United States.

New loans added increased 37% in fiscal 2005 due primarily to an increase in loans to corporate borrowers in Japan.

The balance of installment loans as of the year ended March 31, 2005 increased 7% compared to the balance as of March 31, 2004. The balance of installment loans for borrowers in Japan rose by 9% due primarily to increased loans to corporate borrowers, while the balance of installment loans for overseas borrowers decreased 7% due primarily to loan collection in Asia, Oceania and Europe.

As of March 31, 2005, 90% of our installment loans were to borrowers in Japan, while 5% were to borrowers in the United States.

The table below sets forth the balances as of March 31, 2004 and 2005 of our installment loans to borrowers in Japan and overseas, categorized by the type of borrower (i.e., consumer or corporate) in the case of borrowers in Japan. As of March 31, 2005, ¥133,125 million, or 6%, of our portfolio of installment loans to corporate borrowers in Japan related to our life insurance operations. We reflected income from these loans in our consolidated statements of income as life insurance premiums and related investment income.

	As of March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥504,386	¥507,250	¥2,864	1
Card loans	247,598	228,505	(19,093)	(8)
Other	54,634	75,353	20,719	38

Subtotal	806,618	811,108	4,490	1

Corporate borrowers in Japan
Real estate-related companies	310,847	369,083	58,236	19
Commercial and industrial companies	850,539	960,500	109,961	13

Subtotal	1,161,386	1,329,583	168,197	14

Total (Japan)	1,968,004	2,140,691	172,687	9

Overseas corporate, industrial and other borrowers	250,460	233,263	(17,197)	(7)
Loan origination costs, net	16,476	12,643	(3,833)	(23)

Total	¥2,234,940	¥2,386,597	¥151,657	7

As of March 31, 2005, ¥399,191 million, or 17% of all installment loans was outstanding to real estate-related companies and construction companies. Of these loans, ¥24,477 million, or 1%, were classified as impaired loans in accordance with FASB Statement No. 114. We allocated an allowance of ¥12,528 million to these impaired loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral. As of March 31, 2005, we had installment loans outstanding in the amount of ¥258,757 million, or 11% of all installment loans, to companies in the entertainment industry. Of this amount, ¥13,229 million, or 1%, was classified as impaired loans in accordance with FASB Statement No. 114. We allocated an allowance of ¥4,238 million to these impaired loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral.

The balance of loans to consumer borrowers in Japan as of March 31, 2005 remained relatively flat at ¥811,108 million. As a result of an increase in personal bankruptcies in Japan in recent years, we have been cautious about expanding card loans and we have been actively collecting outstanding loans that we believe have deteriorated in terms of credit quality. Housing loans continued to grow, but the balance remained flat because some loans were securitized.

The balance of loans to corporate borrowers in Japan as of March 31, 2005 rose by 14%, compared to the balance as of March 31, 2004, due primarily to increased demand from corporate borrowers.

Balances of installment loans in the tables above do not include assets sold on securitization. However, the amount of interest on installment loans includes gains from the securitization of installment loans. We sold on securitization ¥9,250 million and ¥58,184 million in installment loans, which were treated as off-balance sheet assets in fiscal 2004 and 2005, respectively. Gains from the securitization of loans of ¥276 million and ¥2,115 million were included in interest on installment loans in fiscal 2004 and 2005, respectively. The balance of installment loans treated as off-balance sheet assets amounted to ¥139,509 million and ¥171,295 million as of March 31, 2004 and 2005, respectively. If loans sold on securitization were included, the total balance of installment loans would be ¥2,374,449 million and ¥2,557,892 million as of March 31, 2004 and 2005, respectively. For more information on securitization, see Note 9 in “Item 18. Financial Statements.”

Asset quality of our installment loans

We classify past due installment loans into two categories: installment loans considered impaired in accordance with FASB Statement No. 114 and 90+ days past due loans not covered by FASB Statement No. 114.

	As of and for the year ended March 31,
	2003	2004	2005
	(In millions of yen)
Loans considered impaired in accordance with FASB Statement No. 114:
Impaired loans	¥97,278	¥93,542	¥86,021
Impaired loans requiring a valuation allowance	63,975	72,033	67,745
Valuation allowance (1)	36,073	39,187	35,150

(1)	The valuation allowance is individually evaluated based on the present value of expected future cash flows and the observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

In fiscal 2005, a charge-off of impaired loans amounting to ¥21,809 million resulted in a decrease in the outstanding balances of impaired loans as of March 31, 2005. In fiscal 2004, the charge-off of impaired loans amounted to ¥12,688 million.

The table below sets forth the outstanding balances of impaired loans by region and type of borrower. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans accounted for in accordance with FASB Statement No. 114. Such loans increased in fiscal 2004 and fiscal 2005 due to a greater number of personal bankruptcies and legal actions that included debt restructuring.

	As of March 31,
	2003	2004	2005
	(In millions of yen)
Impaired loans:
Consumer borrowers in Japan	¥965	¥6,638	¥10,204

Subtotal	965	6,638	10,204

Corporate borrowers in Japan
Real estate-related companies	27,508	22,274	21,126
Commercial and industrial companies	59,578	58,311	49,480

Subtotal	87,086	80,585	70,606

Overseas corporate, industrial and other borrowers	9,227	6,319	5,211

Total	¥97,278	¥93,542	¥86,021

The table below sets forth information as to past-due loans and allowance for installment loans, excluding amounts covered by FASB Statement No. 114. Average balances are calculated on the basis of fiscal quarter-end balances.

	As of March 31,
	2003	2004	2005
	(In millions of yen, except percentage data)
Past-due loans and allowance for installment loans:
90+ days past due loans not covered by FASB Statement No. 114	¥60,587	¥43,176	¥26,945
90+ days past due loans not covered by FASB Statement No. 114 as a percentage of the balance of installment loans not covered by FASB Statement No. 114	2.77%	2.02%	1.17%
Provisions as a percentage of average balance of installment loans	1.06%	0.93%	0.73%
Allowance for probable loan losses not covered by FASB Statement No. 114	¥54,485	¥47,825	¥43,836
Allowance for probable loan losses not covered by FASB Statement No. 114 as a percentage of the balance of installment loans not covered by FASB Statement No. 114	2.49%	2.23%	1.91%

The balance of 90+ days past due loans not covered by FASB Statement No. 114 declined by 38% in fiscal 2005, principally due to charge-offs of ¥20,163 million in fiscal 2005.

	As of March 31,
	2003	2004	2005
	(In millions of yen)
90+ days past due loans not covered by FASB Statement No. 114:
Consumer borrowers in Japan
Housing loans	¥49,098	¥37,764	¥22,906
Card loans and other	6,963	4,709	3,468
Corporate borrowers in Japan
Real estate-related companies	390	—	—
Commercial and industrial companies	1,414	—	—
Overseas corporate, industrial and other borrowers	2,722	703	571

Total	¥60,587	¥43,176	¥26,945

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

We determine the allowance for our card loans and other items on the basis of past loss experience, general economic conditions and the current portfolio composition.

We believe that the level of the allowance as of March 31, 2005 was adequate because we expect to recover a portion of the outstanding balance for 90+ days past-due loans not covered by FASB Statement No. 114 primarily because most 90+ days past due loans are housing loans, which are ordinarily made to a diverse group of individuals whom we believe generally have a higher credit rating than the population at-large and which are ordinarily secured by first or second mortgages.

The ratio of charge-offs as a percentage of the average balance of installment loans was 1.24%, 1.20% and 0.92% for fiscal 2003, 2004 and 2005, respectively. We recognize that, due to our charge-off policy, historical ratios of charge-offs as a percentage of the balance of our investment in installment loans might have been lower than if we had taken charge-offs after they were past due for a specific arbitrary period.

Investment securities

We maintain a sizable investment in various securities. The largest segment of this portfolio is the investments by our life insurance operations. This constituted approximately 46% of our total investment in securities as of March 31, 2005. These instruments are generally invested in yen-denominated corporate debt. Corporate debt securities consist primarily of fixed interest rate instruments. Our portfolio included investments by our US operations in high yield debt securities, totaling ¥52,819 million, and in commercial mortgage-backed securities, totaling of ¥55,670 million, each as of March 31, 2005.

	As of March 31, 2004
	Life insurance	Other operations	Total
	(In millions of yen)
Investment securities:
Fixed income securities	¥193,384	¥137,868	¥331,252
Marketable equity securities	238	55,307	55,545
Other securities	38,187	126,944	165,131

Total	¥231,809	¥320,119	¥551,928

	As of March 31, 2005
	Life insurance	Other operations	Total
	(In millions of yen)
Investment securities:
Fixed income securities	¥230,221	¥106,272	¥336,493
Marketable equity securities	2,079	51,970	54,049
Other securities	41,336	157,393	198,729

Total	¥273,636	¥315,635	¥589,271

The balance of our investments in securities other than in connection with our life insurance operations decreased to ¥315,635 million as of March 31, 2005 from ¥320,119 million as of March 31, 2004. While other securities increased due to increased investments in securities that are not available for sale, the increase was offset by a decline in commercial mortgage-backed securities in the United States due to the sale and securitization of certain assets. We present income from investments in separate lines of our consolidated statements of income, depending upon the type of security and whether the security is held in connection with our life insurance operations.

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

	As of and for the year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment securities:
Interest on investment securities	¥9,254	¥10,137	¥883	10
Japan	885	1,181	296	33
Overseas	8,369	8,956	587	7
New securities added	¥122,066	¥244,600	¥122,534	100
Japan	100,912	230,810	129,898	129
Overseas	21,154	13,790	(7,364)	(35)
Investment in securities	¥551,928	¥589,271	¥37,343	7
Japan	399,463	467,562	68,099	17
Overseas	152,465	121,709	(30,756)	(20)

Interest on investment securities other than those held in connection with our life insurance operations increased 10% in fiscal 2005 due primarily to a higher balance of high-yield bonds in the United States and a higher balance of securities in Japan. The average interest rate earned on investment securities in Japan, calculated on the basis of quarterly balances, was 1.45% in fiscal 2005 compared to 1.39% in fiscal 2004. Rates remained relatively flat due primarily to the stagnant situation in prevailing market interest rates in Japan. The average interest rate earned on overseas investment securities, calculated on the basis of quarterly balances, increased to 6.72% in fiscal 2005 from 6.33% in fiscal 2004 due primarily to a rise in prevailing market interest rates in the United States.

New securities added increased 100% in fiscal 2005. New securities added in Japan increased 129% due mainly to the replacement of some of the assets at our life insurance operations. New securities added overseas decreased 35% due primarily to declines in the United States.

The balance of our investment in securities as of March 31, 2005 increased 7% compared to fiscal 2004. The balance of our investment in securities in Japan increased 17% due primarily to increases in our life insurance operations, while the balance of our investment in securities overseas decreased 20% due primarily to the re-securitization of securities in the United States.

	As of March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥26,354	¥47,784	¥21,430	81
Available-for-sale securities	386,797	390,542	3,745	1
Other securities	138,777	150,945	12,168	9

Total	¥551,928	¥589,271	¥37,343	7

Investments in trading securities increased 81% in fiscal 2005 due primarily to increased investments in trading securities in the United States. Other securities increased due primarily to an increase in our life insurance operations.

The above table does not include assets sold on securitization. We sold on securitization ¥24,760 million of investment securities which were treated as off-balance sheet assets in fiscal 2005. No such securitizations were made in fiscal 2004. Gains from the securitization of investment securities of ¥6,528 million were included in net gains on investment securities in fiscal 2005. If investment securities sold on securitization were included, the total balance of investment securities would be ¥551,928 million and ¥614,031 million as of March 31, 2004 and 2005, respectively. For more information on securitization, see Note 9 in “Item 18. Financial Statements.”

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

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Brokerage commissions and net gains on investment securities:
Brokerage commissions	¥3,967	¥4,516	¥549	14
Net gains on investment securities	22,058	29,390	7,332	33

Total	¥26,025	¥33,906	¥7,881	30

Brokerage commissions and net gains on investment securities increased 30% in fiscal 2005. Our brokerage commissions increased 14% due primarily to increased activity in the Japanese stock market, while net gains on investment securities increased 33% due primarily to increased net gains on the sale and securitization of commercial mortgage-backed securities in the United States and venture capital operations in Japan.

As of March 31, 2005, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥51,627 million, compared to ¥46,830 million as of March 31, 2004. As of March 31, 2005, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥4,724 million, compared to ¥7,672 million as of March 31, 2004. These unrealized gains increased, and unrealized losses decreased, due primarily to an increase in unrealized gains on commercial mortgage-backed securities in the United States and a decline in unrealized losses in our life insurance operations in Japan.

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

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Life insurance premiums and related investment income:
Life insurance premiums	¥119,458	¥125,806	¥6,348	5
Life insurance-related investment income	14,696	11,198	(3,498)	(24)

Total	¥134,154	¥137,004	¥2,850	2

Life insurance premiums and related investment income increased 2% in fiscal 2005 compared to fiscal 2004. Life insurance premiums of ORIX Life Insurance increased by 5% due primarily to the increased sale of term life insurance products. Life insurance-related investment income decreased 24% in fiscal 2005 due primarily to lower interest on loans.

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investments by ORIX Life Insurance:
Fixed income securities	¥193,384	¥230,221	¥36,837	19
Marketable equity securities	238	2,079	1,841	774
Other securities	38,187	41,336	3,149	8

Total investment in securities	231,809	273,636	41,827	18

Installment loans and other investments	350,664	293,387	(57,277)	(16)

Total	¥582,473	¥567,023	¥(15,450)	(3)

Fixed income securities in fiscal 2005 increased 19%, while installment loans and other investments decreased 16%, due primarily to an adjustment in our investment portfolio.

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net gains (losses) on investment securities	¥(589)	¥(36)	¥553	(94)
Interest on loans and investment securities, and others	15,285	11,234	(4,051)	(27)

Total	¥14,696	¥11,198	¥(3,498)	(24)

For further information on life insurance operations, see Note 21 of “Item 18. Financial Statements.”

Real estate sales

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Real estate sales:
Real estate sales	¥98,034	¥123,162	¥25,128	26

Revenues from real estate sales in fiscal 2005 increased 26%. While there was a reduction in the number of condominiums sold to buyers, and some of the residential condominiums developed through certain joint ventures were accounted for by the equity method and were included as a net of revenues and selling costs in equity in net income of affiliates in the consolidated statements of income, the revenues associated with the sale of office buildings and other real estate developments made a contribution. Revenues from the aforementioned joint ventures were ¥12,464 million and are not included in real estate sales.

Revenues from the sales of residential condominiums, which were previously included in a line item called residential condominium sales, and office buildings and other real estate developments have been included in real estate sales from fiscal 2005. Revenues from office buildings and other real estate developments that were sold in fiscal 2005 amounted to ¥49,569 million. All revenues from residential condominium sales come from Japan.

Gains on sales of real estate under operating leases

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases	¥9,116	¥1,554	¥(7,562)	(83)
Japan	8,871	1,554	(7,317)	(82)
Overseas	245	—	(245)	—

Gains on sales of real estate under operating leases decreased 83% due primarily to a decline in real estate operating leases that were sold but were not included in discontinued operations. Gains recognized under this item refer to gains on sales of real estate under operating leases for which properties we have a significant continuing involvement after sale. Gains for which properties we do not continue to provide services are included in discontinued operations.

Transportation revenues

Transportation revenues related to Footwork Express Co., Ltd., or FWE, were ¥55,339 million in fiscal 2005. Although the acquisition of the company occurred in December 2003, transportation revenues were not recorded in fiscal 2004 year due to the recording of income on a one-quarter lag basis.

Our share in FWE was reduced in December 2004 due to an increase in capital whereby the substantive participating rights of a minority shareholder were increased. As a result, we no longer have a controlling financial interest in FWE, and we included our investment in this company in investment in affiliates on the consolidated balance sheet as of March 31, 2005.

The operating results of FWE for a 12-month period have been included in the consolidated statement of income in fiscal 2005 based on its calendar reporting year ended December 31, 2004 and are reported in the income statement as “transportation revenues” and “costs of transportation revenues.” As a result of the reduction in our ownership interest in FWE, we will prospectively record our proportionate share of net income or loss of FWE by the equity method.

Other operations

	As of and for the year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥93,638	¥134,628	¥40,990	44
Japan	83,283	123,942	40,659	49
Overseas	10,355	10,686	331	3
Other operating assets	¥72,049	¥82,651	¥10,602	15
Japan	64,993	75,156	10,163	16
Overseas	7,056	7,495	439	6

Other operating revenues in fiscal 2005 increased 44%, due primarily to the increase in revenues associated with our integrated facilities management operations and fee businesses (mainly loan servicing fees and arrangement fees) in Japan. In addition, companies in which we invested as part of our corporate rehabilitation business in the second half of the previous fiscal year and this fiscal year made larger contributions compared to the previous fiscal year.

Expenses

Interest expense

Interest expense decreased 6% in fiscal 2005, primarily as a result of the lower average debt levels overseas. Based on segment information, interest expense in overseas segments was ¥23,686 million in fiscal 2005 and ¥26,421 million in fiscal 2004.

The average interest rate on our short-term and long-term debt in Japan, calculated on the basis of quarterly balances, was 1.03% in fiscal 2005, compared to 1.04% in fiscal 2004. The average interest rate on our short-term and long-term overseas debt, calculated on the basis of quarterly balances, increased to 4.25% in fiscal 2005 from 4.14% in fiscal 2004 due to higher interest rates overseas.

Costs of operating leases

Costs of operating leases increased 3% due primarily to the increase in operating assets compared to the previous fiscal year. In addition, depreciation and various expenses such as insurance, property tax and other, associated with operating lease assets have been included in costs of operating leases from fiscal 2005 and reclassified retroactively.

Life insurance costs

In line with an increase in life insurance premiums, life insurance costs in fiscal 2005 increased 3%. Margins declined to 10% in fiscal 2005 compared with 11% in fiscal 2004 due primarily to a decline in related investment income.

Costs of real estate sales

Costs of real estate sales for fiscal 2005 increased 28% corresponding to increased revenues from real estate sales during the same period. Margins declined to 8% in fiscal 2005 from 10% in fiscal 2004 due primarily to the recording of relatively higher advertising cost of sales in fiscal 2005. Costs of real estate sales associated with joint ventures accounted for by the equity method were ¥10,846 million in fiscal 2005.

The costs related to the sale of residential condominiums, which were included in costs of residential condominium sales, and the costs of office buildings and other real estate developments have been included in costs of real estate sales from fiscal 2005. The costs of office buildings and other real estate developments that were sold in fiscal 2005 were ¥46,323 million.

Other operating expenses

Other operating expenses increased 58% corresponding to increased other operating revenues.

Selling, general and administrative expenses

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥79,083	¥87,656	¥8,573	11
Selling expenses	25,268	29,848	4,580	18
Administrative expenses	53,692	59,952	6,260	12
Depreciation of office facilities	3,792	4,164	372	10

Total	¥161,835	¥181,620	¥19,785	12

Employee salaries and other personnel expenses account for approximately half of selling, general and administrative expenses, and the remaining half consists of general overhead expenses such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2005 increased 12% primarily due to the costs, which were included from the beginning of fiscal 2005, associated with an increase in consolidated companies in the second half of fiscal 2004 and the further costs associated with the increase in consolidated companies in fiscal 2005.

Provision for doubtful receivables and probable loan losses

We make provisions for doubtful receivables and probable loan losses for direct financing leases and installment loans. The provision for doubtful receivables and probable loan losses in fiscal 2005 decreased 20%. Provisions for direct financing leases declined 57% and provisions for loans not covered by FASB Statement No. 114 decreased 21% due primarily to improved asset quality in Japan and overseas. Provisions for loans covered by FASB Statement No. 114 increased 11% due primarily to sales of impaired loans.

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥133,146	¥128,020	¥(5,126)	(4)
Direct financing leases	42,588	41,008	(1,580)	(4)
Loans not covered by FASB Statement No. 114	54,485	47,825	(6,660)	(12)
FASB Statement No. 114 impaired loans	36,073	39,187	3,114	9
Provisions charged to income	¥49,592	¥39,574	¥(10,018)	(20)
Direct financing leases	13,397	5,818	(7,579)	(57)
Loans not covered by FASB Statement No. 114	20,118	15,937	(4,181)	(21)
FASB Statement No. 114 impaired loans	16,077	17,819	1,742	11
Charge-offs (net)	¥(52,579)	¥(52,650)	¥(71)	0
Direct financing leases	(13,921)	(10,678)	3,243	(23)
Loans not covered by FASB Statement No. 114	(25,970)	(20,163)	5,807	(22)
FASB Statement No. 114 impaired loans	(12,688)	(21,809)	(9,121)	72
Other (1)	¥(2,139)	¥306	¥2,445	—
Direct financing leases	(1,056)	116	1,172	—
Loans not covered by FASB Statement No. 114	(808)	237	1,045	—
FASB Statement No. 114 impaired loans	(275)	(47)	228	(83)
Ending balance	¥128,020	¥115,250	¥(12,770)	(10)
Direct financing leases	41,008	36,264	(4,744)	(12)
Loans not covered by FASB Statement No. 114	47,825	43,836	(3,989)	(8)
FASB Statement No. 114 impaired loans	39,187	35,150	(4,037)	(10)

(1)	Other includes foreign currency translation adjustments and the effect of acquisitions.

Write-downs of long-lived assets

In accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we wrote down ¥9,834 million in real estate assets in Japan and ¥1,879 million overseas in fiscal 2005. The properties written down in fiscal 2005 included land in Japan, which was reclassified from a corporate asset to an operating asset, and a commercial complex in the United States.

In accordance with FASB Statement No. 144, an asset is generally deemed to be impaired if the sum of future cash flows is expected to be less than the current carrying value of the asset. If an asset is deemed to be impaired, the value of the asset is written down to estimated fair value. The requirements of FASB Statement No. 144 potentially result in large charges being recorded in a given period as a result of relatively smaller changes in estimated future cash flows. An asset is generally not considered to be impaired so long as its undiscounted estimated future cash flows exceed its carrying value. However, once the undiscounted estimated cash flows are believed to be less than the current carrying value, the asset is written down to estimated fair value (which is in principle the appraised value). A write-down to estimated fair value prior to a determination of impairment is not permitted.

Our total investment in long-lived assets as of March 31, 2005 was ¥713,475 million. Of this, ¥547,024 million were located in Japan and ¥166,451 million were located overseas. Of the long-lived assets in Japan, ¥206,426 million were in the real estate segment. While FASB Statement No. 144 applies to all of our long-lived assets, we believe that there is a higher probability of further write-downs in the real estate segment than in other segments due to the asset deflation that has continued to adversely impact real estate prices and rental rates for over ten years in Japan. For discussion of these write-downs, including the details of the types of assets and the amounts that were written down, see Note 23 of “Item 18. Financial Statements.” For a breakdown of long-lived assets by segment, see Note 30 of “Item 18. Financial Statements.”

Write-downs of securities

In fiscal 2005, write-downs of securities declined 6% due primarily to improved debt and equity markets in Japan and the United States.

Foreign currency transaction loss, net

We recognized a foreign currency transaction net loss in the amount of ¥783 million in fiscal 2005, due primarily to appreciation of the euro against the dollar. For information on the impact of foreign currency fluctuations, see “Item 11. Qualitative and Quantitative Disclosures about Market Risk.”

Equity in net income of affiliates

Equity in net income of affiliates in fiscal 2005 increased 12% due primarily to increased contributions from affiliates in Japan.

A change in South Korean tax rules in May 2003 will enable Korea Life to apply certain historical losses to reduce future taxable income. As a result of this change, Korea Life recorded a tax benefit in earnings and a corresponding deferred tax asset in fiscal 2004.

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

Gains (losses) on sales of affiliates

Gains (losses) on sales of affiliates in fiscal 2005 was a net gain of ¥3,347 million primarily as a result of a gain made on the sale of our stake in a consumer finance affiliate. For discussion of investment in affiliates, see Note 11 of “Item 18. Financial Statements.”

Provision for income taxes

Provision for income taxes in fiscal 2005 increased 34% due primarily to the increase in income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes. In addition, a deferred tax liability of ¥5,855 million was recognized because we determined not to permanently reinvest undistributed earnings of certain foreign subsidiaries. For discussion of income taxes, see Note 15 in “Item 18. Financial Statements.”

Discontinued operations

The item discontinued operations was added to our consolidated statements of income in fiscal 2004 because we sold or held for sale real estate properties which we considered to be discontinued operations. We base disclosure of these transactions on FASB Statement No. 144. Under FASB Statement No. 144, the scope of discontinued operations is broadened to include operating results of any component of an entity with its own identifiable cash flow and in which asset we will cease to have significant continuing involvement. Discontinued operations refer to net income from the sale or disposal by sale of real estate under an operating lease in which we no longer have significant continuing involvement. Income from discontinued operations, net of applicable tax effect, increased 106% due primarily to an increase of real estate assets sold in Japan. For a discussion of discontinued operations, see Note 24 of “Item 18. Financial Statements.”

Extraordinary gain, net of applicable tax effect

No extraordinary gain was recorded in fiscal 2005.

Cumulative effect of a change in accounting principle

No cumulative effect of a change in accounting principle was recorded in fiscal 2005.

Segment Information

The following discussion presents segment financial information on a basis in which such information is currently used regularly by management for evaluating the performance of our business segments and deciding how to allocate resources between them. The reporting segments are identified based on the nature of services for operations in Japan and based on geographic areas for overseas operations. For a description of segments, see “Item 4. Information on the Company–Profile of Business by Segment.” See Note 30 in “Item 18. Financial Statements,” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

Segments in Japan accounted for 79% of total segment profit in fiscal 2004 and in fiscal 2005. As of March 31, 2005, ¥4,590,036 million, or 84%, of total segment assets were in Japan.

Segments overseas accounted for 21% of total segment profits in fiscal 2004 and in fiscal 2005. As of March 31, 2005, ¥403,399 million, or 7%, of total segment assets were in the Americas, and ¥498,855 million, or 9%, were in Asia, Oceania and Europe.

We reclassified certain operations in fiscal 2005. A new segment called Automobile Operations was created as a result of the integration of seven automobile leasing and rental subsidiaries into one company. On the other hand, we combined the former Europe segment into the Asia, Oceania and Europe segment, due to a change of administration of these operations. For a discussion of these changes see Item 4 and Note 30 of “Item 18. Financial Statements.”

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment revenues:
Business segments in Japan
Corporate Financial Services	¥80,418	¥87,708	¥7,290	9
Automobile Operations	72,614	89,404	16,790	23
Rental Operations	73,235	68,447	(4,788)	(7)
Real Estate-Related Finance	56,804	100,567	43,763	77
Real estate	148,217	172,728	24,511	17
Life insurance	133,391	136,857	3,466	3
Other	73,987	143,754	69,767	94

Subtotal	638,666	799,465	160,799	25

Overseas business segments
The Americas	50,373	53,084	2,711	5
Asia, Oceania and Europe	71,176	73,089	1,913	3
Subtotal	121,549	126,173	4,624	4

Total	760,215	925,638	165,423	22

Reconciliation of segment totals to consolidated amounts	(3,545)	(8,688)	(5,143)	145

Total consolidated revenues	¥756,670	¥916,950	¥160,280	21

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment profit: (1)
Business segments in Japan
Corporate Financial Services	¥27,150	¥43,848	¥16,698	62
Automobile Operations	17,921	21,088	3,167	18
Rental Operations	8,058	9,384	1,326	16
Real Estate-Related Finance	18,102	22,269	4,167	23
Real estate	6,244	15,546	9,302	149
Life insurance	5,382	7,223	1,841	34
Other	10,079	20,970	10,891	108

Subtotal	92,936	140,328	47,392	51

Overseas business segments
The Americas	7,601	15,621	8,020	106
Asia, Oceania and Europe	16,596	22,133	5,537	33
Subtotal	24,197	37,754	13,557	56

Total segment profit (loss)	117,133	178,082	60,949	52

Reconciliation of segment totals to consolidated amounts	(15,179)	(23,735)	(8,556)	56

Total consolidated income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥101,954	¥154,347	¥52,393	51

(1)	We believe transactions involving discontinued operations are part of our regular real estate operations and are therefore included in segment profits under segment information.

	As of March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment assets:
Business segments in Japan
Corporate Financial Services	¥1,416,117	¥1,506,311	¥90,194	6
Automobile Operations	418,412	451,715	33,303	8
Rental Operations	119,388	118,427	(961)	(1)
Real Estate-Related Finance	909,019	1,106,548	197,529	22
Real estate	309,558	350,254	40,696	13
Life insurance	582,473	567,023	(15,450)	(3)
Other	412,505	489,758	77,253	19

Subtotal	4,167,472	4,590,036	422,564	10

Overseas business segments
The Americas	472,595	403,399	(69,196)	(15)
Asia, Oceania and Europe	469,675	498,855	29,180	6
Subtotal	942,270	902,254	(40,016)	(4)

Total	5,109,742	5,492,290	382,548	7

Reconciliation of segment totals to consolidated amounts	515,215	576,663	61,448	12

Total consolidated assets	¥5,624,957	¥6,068,953	¥443,996	8

Business Segments in Japan

Corporate Financial Services

Segment revenues increased 9% to ¥87,708 million as loans to corporate customers expanded and direct financing leases made an increased contribution due to the recognition of gains from securitization.

Segment profits increased 62% to ¥43,848 million due primarily to increased revenues and lower provision for doubtful receivables and probable loan losses, which were ¥10,529 million in fiscal 2005 compared to ¥16,009 million in the previous fiscal year, as a result of a reduction in the level of non-performing assets.

Segment assets increased 6% from March 31, 2004 to ¥1,506,311 million at March 31, 2005 due mainly to an increase in loans to corporate customers and the direct financing leases associated with ORIX Kitakanto Corporation, which we acquired in January 2005.

Automobile Operations

Segment revenues increased 23% to ¥89,404 million due primarily to increased revenues from automobile maintenance leases in addition to increased revenues associated with the acquisition in October 2003 of JAPAREN Co. Ltd. (merged into ORIX Auto Corporation on January 1, 2005), which contributed to revenues from April of fiscal 2005 rather than from October of the previous fiscal year.

Segment profits increased 18% to ¥21,088 million due primarily to the increase in revenues.

Segment assets increased 8% on March 31, 2004 to ¥451,715 million, as we continued to place emphasis on automobile-related operations.

Rental Operations

Segment revenues decreased 7% to ¥68,447 million due to an increase in the ratio of direct financing lease transactions, which are recorded as net amounts, compared with operating lease transactions in which revenues and expenses are recorded separately.

Segment profits increased 16% to ¥9,384 million due primarily to strong performance of IT-related equipment direct financing lease transactions.

Segment assets at March 31, 2005 declined 1% to ¥118,427 million compared to March 31, 2004.

Real Estate-Related Finance

Segment revenues increased 77% to ¥100,567 million. Revenues associated with corporate loans, including non-recourse loans, and housing loans increased. In addition, loan servicing operations, which include servicing fees, made a larger contribution to revenues compared to the previous fiscal year.

Despite an increase in provision for doubtful receivables and probable loan losses due to the sale of certain non-performing assets, profits increased 23% to ¥22,269 million due primarily to the increase in revenues.

Segment assets at March 31, 2005 increased 22% to ¥1,106,548 million compared to March 31, 2004 due primarily to an increase in corporate loans.

Real Estate

Segment revenues increased 17% to ¥172,728 million. While sales of residential condominiums declined from fiscal 2004 to fiscal 2005, the sale of office buildings and other real estate developments and revenues associated with our integrated facilities management operations increased.

Segment profits increased 149% to ¥15,546 million compared to ¥6,244 million in the previous fiscal year due in large part to lower write-downs of long-lived assets, which were ¥1,318 million in fiscal 2005 compared to ¥8,052 million in fiscal 2004.

Segment assets at March 31, 2005 increased 13% as compared to March 31, 2004, to ¥350,254 million.

Life Insurance

Segment revenues increased 3% to ¥136,857 million due primarily to an increase in the number of new contracts.

Segment profits increased 34% to ¥7,223 million, as our efforts to focus on more profitable products over the past few years began to have an impact on earnings, while we also recorded gains on the sale of affiliates of ¥1,406 million, whereas no such gains were recorded in fiscal 2004.

Segment assets declined 3% to ¥567,023 million compared to March 31, 2004 due primarily to the maturity of endowment products sold in the past that resulted in more assets than our other products.

Other

Segment revenues increased 94% to ¥143,754 million. The contribution from the consumer card loan operations decreased as a result of a stricter credit screening process that led to a lower average loan balance and consequent lower interest revenues on loans. However, net gains on investment securities increased at our venture capital operations and brokerage commissions expanded at our securities brokerage due to the high trading volume on the stock market. In addition, we recorded ¥55,339 million in transportation revenues from a consolidated subsidiary FWE. We expect no revenues from this company going forward as it has been classified as an equity method affiliate. For details of this classification, see Item 5, “—Transportation Revenues.”

Segment profits increased 108% to ¥20,970 million as provision for doubtful receivables and probable loan losses associated with our card loan operations decreased to ¥9,971 million in fiscal 2005 compared to ¥16,729 million in fiscal 2004, while equity in net income of affiliates and gains on sales of affiliates increased to ¥11,511 million in fiscal 2005 compared to ¥3,144 million in fiscal 2004.

Segment assets at March 31, 2005 increased 19% to ¥489,758 million compared to March 31, 2004. The level of loans associated with our card loan operations declined, while investment in equity method affiliates including DAIKYO increased.

Overseas Business Segments

The Americas

Segment revenues increased 5% to ¥53,084 million. While revenues from direct financing leases and interest on loans to corporate customers declined due primarily to lower average assets and the appreciation of the yen against the dollar, gains on the resecuritization of CMBS and other real estate-related operations contributed to revenues.

Segment profits increased 106% to ¥15,621 million despite the loss associated with an equity method affiliate, due to gains from the sale and securitization of CMBS and other securities, as well as a decrease in the provision for doubtful receivables and probable loan losses.

Segment assets decreased 15% from March 31, 2004 to ¥403,399 million due to a decrease in the balance of investment in securities and direct financing leases.

Asia, Oceania and Europe

Segment revenues increased 3% from fiscal 2004 to fiscal 2005, to ¥73,089 million. Automobile leasing and corporate lending in the region performed steadily, while ship-related operations expanded.

Segment profits increased 33% to ¥22,133 million due primarily to increased revenues despite the decrease in equity in net income of affiliates. The previous fiscal year included, in addition to the contribution from the regular operations of Korea Life Insurance Co., Ltd, or KLI, our proportionate interest in the recognition of deferred tax assets of ¥5,380 million for KLI attributable to a change in tax rules in Korea.

Segment assets increased 6% from March 31, 2004 to ¥498,855 million as we expanded our operations in a number of countries throughout the region.

From fiscal 2005, the “Europe” segment and the “Asia and Oceania” segment have been combined and the new segment is shown as the “Asia, Oceania and Europe” segment.

YEAR ENDED MARCH 31, 2004 COMPARED TO YEAR ENDED MARCH 31, 2003

Performance Summary

Income Statement Data

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Income statement data:
Total revenues	¥718,890	¥756,670	¥37,780	5
Total expenses	681,709	672,098	(9,611)	(1)
Operating income	37,181	84,572	47,391	127
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	45,386	101,954	56,568	125
Net income	30,243	54,020	23,777	79

Total Revenues

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total revenues:
Direct financing leases	¥122,928	¥112,372	¥(10,556)	(9)
Operating leases	159,807	166,587	6,780	4
Interest on loans and investment securities	131,590	116,744	(14,846)	(11)
Brokerage commissions and net gains on investment securities	10,857	26,025	15,168	140
Life insurance premiums and related investment income	138,439	134,154	(4,285)	(3)
Real estate sales	71,165	98,034	26,869	38
Gains on sales of real estate under operating leases	3,257	9,116	5,859	180
Other operating revenues	80,847	93,638	12,791	16

Total	¥718,890	¥756,670	¥37,780	5

Total revenues in fiscal 2004 increased by 5%. Revenues from direct financing leases and interest on loans and investment securities fell compared to the previous year mainly as a result of a lower balance of assets due to our increased scrutiny in credit evaluations and continued focus on transaction profitability. Life insurance premiums and related investment income were also down primarily due to our continued focus on sales of more profitable life insurance products which generally produce lower levels of revenue. On the other hand, revenues from operating leases increased due mainly to improvements in our precision measuring equipment rental and automobile rental businesses. Gains on sales of real estate under operating leases also rose. In addition, real estate sales increased due to growth in the number of condominiums and other developments such as office buildings sold. Brokerage commissions and net gains on investment securities also increased as a result of improvements in the stock markets in Japan, while net gains on the sale of investment securities rose due to improved stock and bond markets in Japan and the United States. We also saw growth in other operating revenues due primarily to increases in contributions from building maintenance operations and revenues from companies in which we have invested as part of our corporate rehabilitation business.

Total Expenses

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total expenses:
Interest expense	¥71,380	¥60,060	¥(11,320)	(16)
Costs of operating leases	117,362	120,566	3,204	3
Life insurance costs	125,684	119,653	(6,031)	(5)
Costs of real estate sales	60,769	88,679	27,910	46
Other operating expenses	41,319	52,551	11,232	27
Selling, general and administrative expenses	144,271	161,835	17,564	12
Provision for doubtful receivables and probable loan losses	54,706	49,592	(5,114)	(9)
Write-downs of long-lived assets	50,682	12,345	(38,337)	(76)
Write-downs of securities	14,325	5,240	(9,085)	(63)
Foreign currency transaction loss, net	1,211	1,577	366	30

Total	¥681,709	¥672,098	¥(9,611)	(1)

Total expenses in fiscal 2004 decreased by 1%. In addition to a decline of ¥38,337 million in write-downs of long-lived assets, interest expense decreased due mainly to lower levels of operating assets and the resulting lower levels of debt relating to those assets in Japan and overseas. Life insurance costs declined to a larger degree than the decline in insurance-related revenues, while provision for doubtful receivables and probable loan losses and write-downs of securities decreased. Costs of operating leases increased as a result of an increase in investment in operating leases, while costs of real estate sales and other operating expenses rose in line with the increase in revenues from those sources. Selling, general and administrative expenses rose due mainly to an increase in the number of companies we consolidate as a result of the expansion of our business.

Operating Income, Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes and Net Income

Operating income in fiscal 2004 increased by 127% due primarily to a decline in write-downs of long-lived assets. Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes increased by 125% due to the increase in operating income and an increase in equity in net income of affiliates.

Net income increased by 79% in fiscal 2004, which was a smaller improvement than the increase in income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes due primarily to a write-down of ¥5,586 million of deferred tax assets in fiscal 2004, which had been recognized as the excess of tax basis over amounts for financial reporting of investments in subsidiaries, and due to the absence in fiscal 2004 of a cumulative effect of a change in accounting principle, net of applicable tax effect, which was present in fiscal 2003. Basic earnings from continuing operations per share were ¥293.74 and ¥603.58 for the year ended March 31, 2003 and 2004. Basic and diluted earnings per share in fiscal 2003 were ¥361.44 and ¥340.95, respectively, compared to ¥645.52 and ¥601.46 in fiscal 2004.

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

Operating assets decreased by 6% in fiscal 2004 due primarily to a decrease in volume of new assets, reduced investment in securities at ORIX Life Insurance and the appreciation of the yen against the dollar.

Details of Operating Results

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

The average return we charge on direct financing leases in Japan, calculated on the basis of quarterly balances, in fiscal 2004 was 6.36% compared to 6.17% in fiscal 2003. This was due primarily to increased proportion of revenues contributed by automobile leases, which normally generate higher returns than general equipment leases. The average return on overseas direct financing leases, calculated on the basis of quarterly balances, decreased to 8.18% in fiscal 2004 from 8.67% in fiscal 2003, due primarily to lower interest rates we charged in the United States corresponding to the lower prevailing interest rates there.

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

Investment in direct financing leases as of March 31, 2004 decreased by 8%. Assets in Japan declined by 4% due primarily to the absence of major acquisitions which were present in fiscal 2003, although the overall volume of transactions remained relatively stable throughout the periods under review, as a result of the strict selection of new assets and the off-balance securitization of direct financing lease assets of ¥16,672 million in fiscal 2004. Overseas assets decreased by 19% due primarily to the appreciation of the yen against the dollar and a decline in the volume of leasing assets in the United States.

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

Balances for investment in direct financing leases in the tables above do not include lease assets sold on securitization. However, gains from securitization are included in our direct financing lease revenues. During fiscal 2004, we sold on securitization ¥26,284 million of direct financing lease assets (¥16,672 million in Japan and ¥9,612 million overseas) that were treated as off-balance sheet assets, and during fiscal 2003, we sold on securitization ¥150,956 million of direct financing lease assets (¥134,416 million in Japan and ¥16,540 million overseas) that were treated as off-balance sheet assets. Gains from the securitization of these assets of ¥3,205 million and ¥170 million were included in direct financing lease revenues for fiscal 2003 and 2004, respectively. The balance of direct financing lease assets treated as off-balance sheet assets amounted to ¥325,083 million as of March 31, 2003 and ¥200,434 million as of March 31, 2004. If sold on securitization assets are included, the total balance of investment in direct financing lease assets would be ¥1,897,391 million as of March 31, 2003 and ¥1,654,009 million as of March 31, 2004. For more information on securitization, see Note 9 of “Item 18. Financial Statements.”

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

Operating leases

	As of and for the year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥159,807	¥166,587	¥6,780	4
Japan	116,512	123,199	6,687	6
Overseas	43,295	43,388	93	0
New equipment acquisitions	¥173,567	¥189,737	¥16,170	9
Japan	143,000	144,340	1,340	1
Overseas	30,567	45,397	14,830	49
Investment in operating leases	¥529,044	¥536,702	¥7,658	1
Japan	369,489	388,452	18,963	5
Overseas	159,555	148,250	(11,305)	(7)

Revenues from operating leases increased by 4% in fiscal 2004 due primarily to an improvement in the profitability of our precision measuring and other equipment rental operations and an increase in revenues associated with our automobile rental operations in Japan. In fiscal 2003 and 2004, gains from the disposition of operating lease assets other than real estate were ¥4,424 million and ¥2,783 million, respectively and are included in operating lease revenues.

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

As of March 31, 2004, ¥350,021 million, or 16% of all installment loans was outstanding to real estate-related companies and construction companies. Of these loans, ¥28,896 million, or 1%, were classified as impaired loans in accordance with FASB Statement No. 114. We allocated an allowance of ¥13,257 million to these impaired loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral. As of March 31, 2004, we had installment loans outstanding in the amount of ¥263,112 million, or 12% of all installment loans, to companies in the entertainment industry. Of this amount, ¥11,421 million, or 1%, was classified as impaired loans in accordance with FASB Statement No. 114. We allocated an allowance of ¥4,214 million to these impaired loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral.

The balance of loans to consumer borrowers in Japan as of March 31, 2004 declined by 4%, compared to the balance as of March 31, 2003, due primarily to a decline in card loans.

The balance of loans to corporate borrowers in Japan as of March 31, 2004 rose by 6%, compared to the balance as of March 31, 2003, due primarily to increased loans to real estate-related companies.

Balances of installment loans in the tables above do not include assets sold on securitization. However, the amount of interest on installment loans includes gains from the securitization of installment loans. We sold on securitization ¥78,674 million and ¥9,250 million in installment loans, which were treated as off-balance sheet assets in fiscal 2003 and 2004, respectively. Gains from the securitization of loans of ¥6,444 million and ¥276 million were included in interest on installment loans in fiscal 2003 and 2004, respectively. The balance of installment loans treated as off-balance sheet assets amounted to ¥137,867 million and ¥139,509 million as of March 31, 2003 and 2004, respectively. If loans sold on securitization were included, the total balance of installment loans would be ¥2,425,906 million and ¥2,374,449 million as of March 31, 2003 and 2004, respectively. For more information on securitization, see Note 9 in “Item 18. Financial Statements.”

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

	As of March 31,
	2002	2003	2004
	(In millions of yen, except percentage data)
Past-due loans and allowance for installment loans:
90+ days past due loans not covered by FASB Statement No. 114	¥74,199	¥60,587	¥43,176
90+ days past due loans not covered by FASB Statement No. 114 as a percentage of the balance of installment loans not covered by FASB Statement No. 114	3.43%	2.77%	2.02%
Provisions as a percentage of average balance of installment loans	1.09%	1.06%	0.93%
Allowance for probable loan losses not covered by FASB Statement No. 114	¥56,188	¥54,485	¥47,825
Allowance for probable loan losses not covered by FASB Statement No. 114 as a percentage of the balance of installment loans not covered by FASB Statement No. 114	2.60%	2.49%	2.23%

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

New securities added decreased by 47% in fiscal 2004. New securities added in Japan decreased by 53% due mainly to fewer new securities added at ORIX Life Insurance as we have shifted assets in the investment portfolio away from investment in fixed income securities and focused more on loans and other investments. New securities added overseas rose by 26% due primarily to increases in debt securities in the United States.

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

The above table does not include assets sold on securitization. Securities treated as off-balance sheet assets were ¥45,478 million as of March 31, 2003. No securities were securitized in fiscal 2003 or 2004. As a result of the redemption of subordinated interests in a collateralized bond obligation prior to maturity during fiscal 2004, we had no outstanding balance of securitized assets as of March 31, 2004. If assets sold on securitization were included, the total balance of investment in securities would be ¥722,913 million and ¥551,928 million as of March 31, 2003 and 2004, respectively.

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

Brokerage commissions and net gains on investment securities increased by 140% in fiscal 2004. Our brokerage commissions increased by 65% due primarily to increased activity in the Japanese stock market, while net gains on investment securities increased by 161% due primarily to a recovery in the stock markets in Japan and the bond markets in the United States.

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

Life insurance premiums and related investment income

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Life insurance premiums and related investment income:
Life insurance premiums	¥122,963	¥119,458	¥(3,505)	(3)
Life insurance-related investment income	15,476	14,696	(780)	(5)

Total	¥138,439	¥134,154	¥(4,285)	(3)

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

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net gains (losses) on investment securities	¥3,448	¥(589)	¥(4,037)	—
Interest on loans and investment securities, and others	12,028	15,285	3,257	27

Total	¥15,476	¥14,696	¥(780)	(5)

For further information on life insurance operations, see Note 21 of “Item 18. Financial Statements.”

Real estate sales

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Real estate sales:
Real estate sales	¥71,165	¥98,034	¥26,869	38

Revenues from real estate sales in fiscal 2004 increased by 38% compared to fiscal 2003, as lower land prices in metropolitan areas, especially around Tokyo, have resulted in what we perceive to be a relatively strong demand from buyers who wish to live close to urban centers.

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

Other operations

	As of and for the year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥80,847	¥93,638	¥12,791	16
Japan	70,725	83,283	12,558	18
Overseas	10,122	10,355	223	2
Other operating assets	¥76,343	¥72,049	¥(4,294)	(6)
Japan	66,713	64,993	(1,720)	(3)
Overseas	9,630	7,056	(2,574)	(27)

Other operating revenues in fiscal 2004 increased by 16%, due primarily to increases in revenues from integrated facilities management operations and to increases in revenues attributable to companies which we acquired and consolidated in fiscal 2003 and 2004 as part of our corporate rehabilitation business.

Expenses

Interest expense

Interest expense decreased 16% primarily as a result of a lower level of debt related to the lower level of operating assets in Japan and overseas. Based on segment information, interest expense in overseas segments was ¥26,421 million in fiscal 2004 and ¥35,663 million in fiscal 2003, a decline of 26% primarily as a result of lower interest rates overseas and, to a lesser extent, lower debt levels.

The average interest rate on our short-term and long-term debt in Japan, calculated on the basis of quarterly balances, was 1.04% in fiscal 2004, compared to 1.11% in fiscal 2003. The average interest rate on our short-term and long-term overseas debt, calculated on the basis of quarterly balances, decreased to 4.14% in fiscal 2004 from 4.19% in fiscal 2003 due to lower interest rates overseas.

Costs of operating leases

Costs of operating leases increased 3% due primarily to a higher average operating lease asset balance.

Life insurance costs

In line with a decrease in life insurance premiums, life insurance costs in fiscal 2004 decreased 5%. Margins improved to 11% in fiscal 2004 compared with 9% in fiscal 2003 due primarily to increased sales of higher margin products such as term-life, medical and cancer insurance.

Costs of real estate sales

Costs of real estate sales for fiscal 2004 increased 46% corresponding to increased revenues from residential condominium sales during the same period. Margins declined to 10% in fiscal 2004 from 17% in fiscal 2003 due primarily to an increased amount of sales of lower margin units in fiscal 2004 compared to fiscal 2003. In fiscal 2003, we sold a number of units in large-scale luxury condominiums, whereas sales in fiscal 2004 were concentrated on smaller developments and investment purpose condominiums that also included the purchase, development and sale of condominiums under construction that have lower margins.

Other operating expenses

Other operating expenses increased 27% due in part to an increase in operating revenues.

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

Selling, general and administrative expenses increased 12%. About half of this increase was due to growth in the number of companies we consolidate and the other half was due primarily to an increase in costs associated with our existing businesses.

Provision for doubtful receivables and probable loan losses

The provision for doubtful receivables and probable loan losses in fiscal 2004 decreased 9%. Provisions for direct financing leases declined 21% due primarily to a decrease in 90+ days past due loans overseas, particularly in the United States, and in Japan, while provisions for loans not covered by FASB Statement No. 114 decreased 14% due to a decline in 90+ days past-due receivables. Provisions for loans covered by FASB Statement No. 114 increased 13% due primarily to the increase in loans requiring a valuation allowance.

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

Write-downs of securities

In fiscal 2004, write-downs of securities declined 63% due primarily to improvements in stock markets in Japan and bond markets in the United States.

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

Gains (losses) on sales of affiliates

Gains (losses) on sales of affiliates in fiscal 2004 was a net loss of ¥542 million. The loss was caused by the issuance by certain affiliates of new shares to third parties at prices lower than the book value of our investments. A gain of ¥2,002 million in fiscal 2003 was due primarily to a gain on sales of stock purchase options related to Korea Life.

Provision for income taxes

Provision for income taxes in fiscal 2004 was ¥51,444 million, compared to the provision of ¥20,808 million in fiscal 2003. The increase of ¥30,636 million was due primarily to higher income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes. In addition, ¥5,586 million of deferred tax assets, which had been recognized in an amount equal to the amounts of the excess of the tax basis over the amounts for financial reporting of investments in subsidiaries, was written down in fiscal 2004. Due to a change in our future tax plan, the temporary differences for these deferred tax assets will no longer reverse in the foreseeable future and accordingly, should no longer be recognized. For discussion of income taxes, see Note 15 in “Item 18. Financial Statements.”

Discontinued operations

Income from discontinued operations, net of applicable tax effect, was ¥2,901 million in fiscal 2004 compared to ¥514 million in fiscal 2003 due primarily to gains on the sale of real estate in fiscal 2004. For a discussion of discontinued operations, see Note 24 of “Item 18. Financial Statements.”

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

Segment Information

Segments in Japan accounted for 80% and 79% of total segment profit in fiscal 2003 and 2004, respectively. As of March 31, 2004, ¥4,167,472 million, or 82%, of total segment assets were in Japan.

Segments overseas accounted for 20% and 21% of total segment profits in fiscal 2003 and 2004, respectively. As of March 31, 2004, ¥472,595 million, or 9%, of total segment assets were in the Americas, ¥469,675 million, or 9%, in Asia, Oceania and Europe.

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment revenues:
Business segments in Japan
Corporate Financial Services	¥82,059	¥80,418	¥(1,641)	(2)
Automobile Operations	66,215	72,614	6,399	10
Rental Operations	68,162	73,235	5,073	7
Real Estate-Related Finance	52,548	56,804	4,256	8
Real estate	110,092	148,217	38,125	35
Life insurance	138,511	133,391	(5,120)	(4)
Other	61,240	73,987	12,747	21

Subtotal	578,827	638,666	59,839	10

Overseas business segments
The Americas	61,643	50,373	(11,270)	(18)
Asia, Oceania and Europe	75,005	71,176	(3,829)	(5)
Subtotal	136,648	121,549	(15,099)	(11)

Total	715,475	760,215	44,740	6

Reconciliation of segment totals to consolidated amounts	3,415	(3,545)	(6,960)	—

Total consolidated revenues	¥718,890	¥756,670	¥37,780	5

	Year ended March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment profit: (1)
Business segments in Japan
Corporate Financial Services	¥27,560	¥27,150	¥(410)	(1)
Automobile Operations	17,775	17,921	146	1
Rental Operations	3,225	8,058	4,833	150
Real Estate-Related Finance	19,572	18,102	(1,470)	(8)
Real estate	(39,441)	6,244	45,685	—
Life insurance	4,791	5,382	591	12
Other	8,452	10,079	1,627	19

Subtotal	41,934	92,936	51,002	122

Overseas business segments
The Americas	1,332	7,601	6,269	471
Asia, Oceania and Europe	9,029	16,596	7,567	84
Subtotal	10,361	24,197	13,836	134

Total segment profit (loss)	52,295	117,133	64,838	124

Reconciliation of segment totals to consolidated amounts	(6,909)	(15,179)	(8,270)	120

Total consolidated income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥45,386	¥101,954	¥56,568	125

(1)	We believe transactions involving discontinued operations are part of our regular real estate operations and are therefore included in segment profits under segment information.

	As of March 31,		Change
	2003	2004	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment assets:
Business segments in Japan
Corporate Financial Services	¥1,525,968	¥1,416,117	¥(109,851)	(7)
Automobile Operations	385,385	418,412	33,027	9
Rental Operations	126,466	119,388	(7,078)	(6)
Real Estate-Related Finance	931,513	909,019	(22,494)	(2)
Real estate	303,838	309,558	5,720	2
Life insurance	579,805	582,473	2,668	1
Other	387,978	412,505	24,527	6

Subtotal	4,240,953	4,167,472	(73,481)	(2)

Overseas business segments
The Americas	618,148	472,595	(145,553)	(24)
Asia, Oceania and Europe	513,081	469,675	(43,406)	(8)
Subtotal	1,131,229	942,270	(188,959)	(17)

Total	5,372,182	5,109,742	(262,440)	(5)

Reconciliation of segment totals to consolidated amounts	558,885	515,215	43,670	(8)

Total consolidated assets	¥5,931,067	¥5,624,957	¥306,110	(5)

Business Segments in Japan

Corporate Financial Services

Segment revenues decreased 2% and profits decreased 1% due primarily to fewer gains from securitization. Corporate Financial Services-related assets decreased 7% due primarily to the transfer of investment in certain loans and direct financing leases to the life insurance segment.

Automobile Operations

Segment revenues increased 10%, but segment profits were flat due primarily to increase in provision for doubtful receivables and probable loan losses. Segment assets rose 9% due primarily to the acquisition of JAPAREN, a car rental company.

Rental Operations

Segment revenues increased 7% and segment profits more than doubled in fiscal 2004 due to improved profitability of our precision measuring and other equipment rental operations. The balance of segment assets declined 6% due primarily to decrease in investment in direct finance lease.

Real Estate-Related Finance

The Real Estate-Related Finance segment saw continued, strong contributions from consumer housing loans and corporate loans, including non-recourse loans, while our loan servicing operations also made contributions. However, primarily as a result of our recording of ¥3,174 million in gains from the listing and sale of shares in a REIT in fiscal 2003, our profits in this segment decreased by 8% in fiscal 2004. Segment assets declined 2%.

Real estate

Steady performance from condominium development and integrated facilities management, in addition to gains from the sale of office buildings under operating leases, contributed to real estate earnings. Segment profits in fiscal 2004 were ¥6,244 million compared to a loss of ¥39,441 million in fiscal 2003, primarily as a result of a decline in real estate asset write-downs. In fiscal 2003, we recorded ¥50,682 million in write-downs of certain real estate assets, whereas only ¥8,052 million of such write-downs were recorded in fiscal 2004. The balance of real estate assets as of March 31, 2004, increased 2% due primarily to an increase in assets associated with new condominium developments.

Life insurance

Revenue from our life insurance business declined because of our continuing emphasis on selling high-margin insurance products which generally produce lower levels of revenues. Investment income also declined due to a decline in net gains from sale of securities. Along with the decline in revenues, life insurance costs for policy reserves and related expenses also declined, resulting in an increase in segment profits to ¥5,382 million in fiscal 2004, from ¥4,791 million in fiscal 2003. The balance of segment assets as of March 31, 2004 was flat.

Other

In fiscal 2004, our consumer card loan operations continued to contribute to segment earnings, while our securities brokerage business expanded, benefiting primarily from improvements in the Japanese stock markets. Additionally, both of our venture capital operations and equity method affiliates contributed to segment earnings in fiscal 2004 compared to fiscal 2003. As a result, segment profits rose to ¥10,079 million in fiscal 2004, compared to ¥8,452 million in fiscal 2003.

Overseas Business Segments

The Americas

Segment profits improved to ¥7,601 million in fiscal 2004, compared to ¥1,332 million in fiscal 2003, due largely to fewer write-downs of securities and lower provisions for doubtful receivables and probable loan losses.

Asia, Oceania and Europe

Contributions from automobile leasing and corporate lending of a number of companies in the region, in addition to an increase in equity in net income of affiliates from KLI, resulted in a rise in segment profits to ¥16,596 million in fiscal 2004, compared to ¥9,029 million in fiscal 2003.

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

Our primary sources of debt funding include borrowings from financial institutions and fund procurement from the capital markets. On a consolidated basis, the ratio of our funds procured directly from the capital markets to our total debt and deposits was 47% and 47% in fiscal 2004 and fiscal 2005, respectively. In line with such factors as changes in the financial environment, we adjust the ratio of our funding that we procure from the capital markets in an attempt to consistently maintain an optimal funding structure.

To facilitate funding operations, we have obtained credit ratings for ORIX notes and bonds from two Japanese rating agencies. As of June 30, 2005, ORIX straight bonds issued in Japan and an MTN program were assigned A+ ratings by both Rating and Investment Information Inc., or R&I, and Japan Credit Rating Agency, Ltd., or JCR. ORIX CP in Japan is rated a-1 by R&I and J-1 by JCR.

We have also obtained ratings from Standard and Poor’s and Moody’s. Standard and Poor’s has assigned us a BBB+ rating, and no change in the rating occurred in fiscal 2005. Moody’s has assigned us a Baa3 rating, and no change in the rating occurred in fiscal 2005.

We believe that our working capital is sufficient for our present requirements due to our diversification of funding sources and to the inflow of cash from our leasing, lending and other operations, which can be used to repay debt or execute new transactions. A downgrade in our credit ratings could result in an increase in our interest expense and could have an adverse impact on our ability to access the CP market or the public and private debt markets, which could have an adverse effect on our financial position, results of operations and liquidity. Even if we are unable to access these markets on acceptable terms, we have access to other sources of liquidity, including bank borrowings, cash flows from our operations and sales of our assets. We cannot be sure, however, that these other sources will be adequate if our credit ratings are downgraded or other adverse conditions arise. In addition, our subsidiaries may be restricted from paying dividends for various reasons, including because of Japanese Commercial Code requirements and, for regulated subsidiaries, capital adequacy requirements. We do not expect such restrictions to have a significant impact on our ability to meet our cash obligations.

We continue to rely on short-term funding from Japanese commercial banks and commercial paper. We are taking steps to reduce refinancing risks by diversifying our funding sources and establishing committed credit facilities with Japanese and foreign banks, although only a small portion of our funding is currently provided under such facilities. Even if we succeed in diversifying our funding sources, committed credit facilities and loans are subject to financial and other covenants and conditions to drawdown, including minimum net worth amounts and ratios, and credit ratings requirements. As such, there is a risk that these sources will be unavailable to us and the risk remains that we will be unable to roll over other short-term funding.

Most of our funding is denominated in yen. For a discussion of short-term and long-term debt, see Note 13 of “Item 18. Financial Statements.”

SOURCES OF LIQUIDITY

Borrowings from Financial Institutions

Among our diverse borrowing sources are city banks, trust banks, regional banks, life insurance companies, casualty insurance companies, agricultural-related financial institutions and foreign banks. We had borrowing sources from approximately 200 such financial institutions and companies as of March 31, 2005.

Committed Credit Facilities

In an attempt to sustain a high level of liquidity, we have established committed credit lines with a number of financial institutions. Our total committed credit lines were ¥875,797 million and ¥895,805 million as of March 31, 2004 and 2005, respectively. Of these lines, ¥765,608 million and ¥795,935 million were available as of March 31, 2004 and 2005, respectively. Included in these commitment lines are global commitment lines for

ORIX and a number of overseas subsidiaries, totaling ¥65,808 million, with ¥51,552 million available as of March 31, 2005. These committed credit facilities are subject to financial and other covenants and conditions prior to and after drawdown including, in some credit facilities, a requirement that minimum net worth amounts and ratios and certain credit ratings are maintained. Most of our committed credit facilities require the borrower to represent, in connection with any borrowing under the facility, that no material adverse change has occurred since certain dates.

Funding from the Capital Markets

Funding from the capital markets includes straight bonds, CP, MTN and the securitization of lease and other receivables, and equity and equity-related finance.

Straight Bonds

Capitalizing on the expansion of the bond market in Japan, we have actively issued yen-denominated straight bonds in the Japanese market. In order to further diversify funding methods and investors, we issue bonds that are primarily for institutional investors and those that are primarily for individual investors. The balance of outstanding straight bonds (including private placements) issued by us and held by institutional investors in Japan was ¥378,000 million and ¥388,000 million in fiscal 2004 and 2005, respectively. The balance of outstanding straight bonds issued by us and held by individuals was ¥365,000 million and ¥430,000 million in fiscal 2004 and 2005, respectively.

CP

The prohibition on the issuance of CP by finance companies in Japan was eliminated in 1993. In April 1998, the sale of CP in Japan directly to investors was made possible by additional deregulation. We have worked to expand the number of investors in our CP, which includes entities such as asset management companies, life and casualty insurance companies, regional banks, agricultural-related financial institutions, and other financial institutions. The balance of our outstanding CP was ¥420,280 million and ¥528,880 million as of March 31, 2004 and March 31, 2005, respectively. As of March 31, 2005, direct investors in our CP accounted for 77% of the balance of our outstanding CP issued in Japan.

The paperless trading of electronic CP in Japan commenced on March 31, 2003. We were one of the first participants to issue electronic CP. In February 2004, with the expectation of increased diversification of funding and broadening of our investor base, we became the first company in Japan to publicly issue electronic CP to small and medium-sized enterprises. While attempting to control the risks associated with settlement and clearance, we plan to continue to issue electronic CP to broaden our investor base and hopefully to expand the overall market for CP. As of March 31, 2005, all of our outstanding CP issued in Japan was electronic CP.

MTN

For overseas funding operations, in addition to borrowing from local markets, we have sought to increase the diversity of our funding methods through such measures as MTN issuance. As of the filing date of this annual report, ORIX and five overseas subsidiaries are participants in a Multi-Issuer Euro MTN program with a maximum issuance limit of $5 billion. Although the current program expired in mid-July, 2005, ORIX currently intends to renew the program with the same issuance limit in early August 2005. Euro MTN issuance is determined based on the funding needs of our overseas subsidiaries and supervised by our Treasury Department in Tokyo. As of March 31, 2005, the outstanding balance of our MTNs was ¥113,775 million.

Securitization

In January 1992, we became the first company in Japan to securitize leasing assets. Subsequently, we have proceeded with asset securitization in Japan and overseas. As of March 31, 2005, the outstanding balance of securitized assets, including such assets as lease and loan assets, was ¥436,241 million. Of this amount, the portion accounted for as off-balance sheet assets was ¥375,960 million.

Equity and Equity-Related Finance

In September 1998, we listed our ADSs on the New York Stock Exchange, or the NYSE. In October 1999, we became the first Japan-based company to make a global offering involving the simultaneous issuance and sale of new shares and convertible notes, each registered with the SEC and listed on the NYSE. In that offering, we issued and sold 3.3 million new shares and ¥40 billion (principal amount) in convertible notes due 2005. All of these notes were converted into a total of 3,380,687 Shares by March 2005. As of March 31, 2005, no notes remained outstanding. In December 2001, we conducted another dual offering of new shares and convertible bonds, issuing 1.8 million new shares and ¥28 billion (principal amount) in convertible bonds due 2007.

As part of our continued efforts to diversify funding sources, in June 2002 we issued Liquid Yield Option Notes™, with stock acquisition rights, due June 14, 2022 (par value of $1,022 million), and procured $400 million. These notes include a contingent conversion provision that effectively makes conversion more difficult. The issuance was the first of its kind by a Japanese company. These notes were included in the calculation of diluted earnings per share from the third quarter of fiscal 2005.

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

Cash and Cash Equivalents

As of March 31, 2005, we had cash and cash equivalents of ¥145,380 million, which were primarily denominated in yen.

LEVELS OF BORROWINGS

Short-term Debt

	As of March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Short-term debt:
Borrowings from financial institutions	¥483,636	¥418,991	¥(64,645)	(13)
Commercial paper	420,280	528,880	108,600	26

Total short-term debt	¥903,916	¥947,871	¥43,955	5

The balance of our short-term debt as of March 31, 2005 was ¥947,871 million, representing 25% of total debt compared to 25% as of March 31, 2004.

Long-term Debt

	As of March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Long-term debt:
Borrowings from financial institutions	¥1,543,738	¥1,790,952	¥247,214	16
Bonds	861,942	896,855	34,913	4
Medium-term notes	159,332	113,775	(45,557)	(29)
Payable under securitized lease and loan receivables	97,707	60,281	(37,426)	(38)

Total long-term debt	¥2,662,719	¥2,861,863	¥199,144	7

Long-term debt as of March 31, 2005 was ¥2,861,863 million, representing 75% of total debt, the same percentage as at March 31, 2004. Approximately 60% of long-term debt at March 31, 2005 consisted of borrowings from Japanese banks, insurance companies and other institutional lenders in Japan and from foreign institutional lenders.

As of March 31, 2005, we paid interest at fixed rates on approximately 52% of our long-term debt, while the remainder was subject to floating interest rates, principally based on TIBOR and LIBOR.

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

As is typical in the Japanese market, loan agreements relating to short and long-term debt from Japanese banks and some insurance companies provide that we may be required to pledge our assets as collateral against that debt upon request of the lenders if it is reasonably necessary for the lenders to secure their claims. To date, we have not received any requests of this kind from our lenders. In addition, our debt agreements with some banks provide that the banks have the right to offset cash deposited against any short or long-term debt that becomes due, and in the case of a default or some other specified event, against all other debt payable to the bank. In general, there are no restrictions on the use of borrowings. However, in certain cases such as non-recourse loans, borrowings are stipulated for specific purposes.

We have entered into various types of interest rate contracts in managing our interest rate risk. Under interest rate swap agreements, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount. Interest rate swaps with notional principal amounts of ¥366,838 million as of March 31, 2005 were used for hedging purposes as part of our asset-liability management. We have also entered into foreign exchange forward contracts and foreign currency swap agreements in managing foreign exchange risk. As of March 31, 2005, we used foreign exchange forward contracts and foreign currency swap agreements with notional principal amounts of ¥283,600 million, which were principally used to hedge the risk of changes in foreign currency exchange rates. Some swap agreements include a requirement to maintain a certain credit rating. We also use interest rate caps to hedge changes in interest rates, with a notional amount of ¥44,752 million as of March 31, 2005.

Deposits

In addition to short-term and long-term debt, ORIX Trust and Banking accepts deposits, which are used primarily to fund housing loans. The outstanding balance of deposits as of March 31, 2005, was ¥336,588 million, an increase of 15%, or ¥44,043 million, compared to March 31, 2004. For further information with respect to deposits, see Note 14 of “Item 18. Financial Statements.”

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

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Cash and cash equivalents in fiscal 2005 decreased by ¥6,855 million to ¥145,380 million due mainly to outflows associated with increases of lease equipment and installment loans made to customers and inflows from securitization and debt.

Cash flows from operating activities decreased to ¥126,467 million in fiscal 2005 compared to ¥152,812 million in fiscal 2004 due mainly to inflows associated with the increase in net income and increase in deposits from lessees, which offset the outflows associated with the decrease in policy liabilities related to the payments corresponding to the maturity of single premium endowment insurance and increase in trading securities.

Cash flows from investment activities was ¥408,004 million of outflows in fiscal 2005, while net cash provided by investment activities was ¥123,978 million of inflows in fiscal 2004. This was due to the increase in installment loans made to customers as a result of the expansion of loans to corporate customers, including non-recourse loans, as well as the increase in purchases of available-for-sale securities.

Cash flows from financing activities was ¥274,343 million of inflows in fiscal 2005, an increase of ¥602,627 million compared to fiscal 2004, due to the increase in debt as a result of the increase in operating assets.

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

Cash and cash equivalents in fiscal 2004 decreased by 26%, or ¥52,442 million, to ¥152,235 million from fiscal 2003, due primarily to a lower level of net proceeds from securitization of lease and loan receivables compared with fiscal 2003 and a continuing repayment of debts due to the decrease of operating assets.

Cash flows from operating activities declined by ¥57,338 million, to ¥152,812 million, in fiscal 2004 compared to ¥210,150 million in fiscal 2003. While net income increased by ¥23,777 million, to ¥54,020 million, in fiscal 2004 compared with ¥30,243 million in fiscal 2003, the decrease in net cash provided by operating activities was due mainly to a decrease in write-downs of long-lived assets and write-downs of securities, which are expenses not associated with cash payments, and a decrease of equity in net (income) loss of affiliates contributed from investment in KLI. In addition, policy liabilities decreased ¥15,771 million in fiscal 2004 compared with an increase of ¥5,889 million in fiscal 2003.

Cash flows from investing activities decreased by ¥58,972 million, to ¥123,978 million, in fiscal 2004 compared to ¥182,950 million in fiscal 2003. While cash outflows for the purchase of lease equipment, installment loans made to customers and the purchase of available-for-sale securities all declined as a result of lower business volumes in comparison with fiscal 2003, inflows also declined due primarily to a decrease in net proceeds from securitization of lease and loan receivables and a reduction in proceeds from sales of available-for-sale securities.

Cash flows from financing activities in fiscal 2004 was ¥328,284 million compared to ¥542,040 million in fiscal 2003 due primarily to a lower level debt repayment resulting from the reduced level of operating assets.

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2005, we had commitments for the purchase of equipment to be leased in the amount of ¥8,538 million. For information on commitments, guarantees and contingent liabilities, see Note 29 of “Item 18. Financial Statements.”

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

In the securitization process, the securitized assets are sold to special purpose entities, or SPEs, which issue asset-backed securities to investors. SPEs may be organized as trusts, partnerships or corporations. Our use of SPEs for securitizations is consistent with conventional practices in the securitization market, to isolate the receivables for the benefit of investors. To insulate investors from creditors of other entities, including the seller of the assets, SPEs can be structured to be bankruptcy-remote, and if structured in this manner (and subject to certain other conditions) the pooled assets are removed from the balance sheet. Certain of the SPEs that we utilize meet the definition of a “qualifying special purpose entities,” or QSPEs, as defined in FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and, in accordance with FASB Statement No. 140, we do not consolidate the assets and liabilities of the QSPEs. These SPEs are also designed so that investors have no recourse against our other assets in the event of any failure of payment on the pooled assets. In addition, we do not make any guarantees to investors for payment in these transactions. Therefore, when we securitize assets in this manner, we do not have continuing exposure to the performance of such assets other than those recognized as subordinated residual interests on our consolidated balance sheets. We may repurchase a portion of the assets that we securitized as required under the terms of the contract, and the event triggering the repurchase, such as the prepayment of secured assets or the existence of individual assets that do not satisfy the terms and conditions required, is outside of our control. From time to time, we may act as an investor, servicer or administrator in SPE transactions. The effects of these transactions are fully reflected in our consolidated financial statements.

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

Investment Products

We provide investment products to our customers that employ a contractual mechanism known as a kumiai in Japan, which results in a type of SPE. We arrange and market kumiai products to investors as a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties. A portion of the funds necessary to purchase the item are contributed by such investors, while the remainder is borrowed by the kumiai from one or more financial institutions in the form of a non-recourse loan. The kumiai investors (and any lenders to the kumiai) retain all of the economic risks and rewards in connection with the purchase and leasing activities of the kumiai, and all related gains or losses are recorded on the financial statements of investors in the kumiai. We are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. Fee income for arranging and administering these transactions is recognized in our consolidated financial statements. In kumiai transactions, we do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE and the assets of such are not reflected on our balance sheet.

Other Financial Transactions

We occasionally make loan, lease, equity or other investments in SPEs in connection with transactions involving aircraft leasing, ship financing, and non-recourse loan origination for real estate and investment funds. All transactions involving use of SPE structures are evaluated to determine if we hold a beneficial interest that would result in our being defined as the primary beneficiary of the SPE pursuant to FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”. In the event that we retain substantive economic risks and rewards associated with these transactions, which we conclude to represent the primary beneficial interest in the SPEs, the SPEs are fully consolidated into our financial statements, and in all other circumstances our loan, lease, equity or other investments are recorded on our consolidated balance sheets as appropriate.

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

COMMITMENTS

The table below set forth the maturities of guarantees and other commitments as of March 31, 2005.

	Amount of commitment expiration per period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Commitments:
Guarantees	¥117,186	¥34,698	¥45,325	¥11,968	¥25,195
Committed credit lines and other	401,252	140,113	80,851	22,726	157,562

Total commercial commitments	¥518,438	¥174,811	¥126,176	¥34,694	¥182,757

For a discussion of commitments, guarantee and contingent liabilities, see Note 29 of “Item 18. Financial Statements.”

AGGREGATE CONTRACTUAL OBLIGATIONS

The tables below set forth the maturities of contractual cash obligations as of March 31, 2005.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Contractual cash obligations:
Deposits	¥336,588	¥172,764	¥98,781	¥65,043	¥—
Long-term debt	2,861,863	728,171	1,048,137	784,666	300,889
Operating leases	5,032	1,394	1,764	628	1,246
Unconditional purchase obligations	8,538	8,523	15	—	—
Unconditional non-cancelable contracts	8,616	3,409	5,078	129	—
Interest rate swaps:
Notional amount (floating to fixed)	345,356	132,370	102,319	86,654	24,013
Notional amount (fixed to floating)	21,482	10,830	500	—	10,152

Total contractual cash obligations	¥3,587,475	¥1,057,461	¥1,256,594	¥937,120	¥336,300

Other items excluded from the above table are deposits from lessees, trade notes and accounts payable policy liabilities and caps held. The amounts of such items were ¥98,415 million, ¥244,492 million, ¥550,880 million and ¥44,752 million, respectively, as of March 31, 2005. For information on pension plans and derivatives, see Notes 16 and 26 in “Item 18. Financial Statements.” We expect to fund these and other commitments from one, some or all of our diversified funding sources depending on the amount, time to maturity and other characteristics of the commitments.

For a discussion of debt and deposit-related obligations, see Notes 13 and 14 of “Item 18. Financial Statement.”

RECENT DEVELOPMENTS

ECONOMIC CONDITIONS

The world economy was relatively healthy throughout fiscal 2005 led by the United States and China. In the U.S. economy, employment continued to improve and consumer confidence remained high. Capital expenditures continued to show upward expansion, but the pace of growth slowed as a result of higher interest rates and the steep rise of crude oil prices. Among Asian economies, China showed significant expansion, and growth rates of other Asian countries were also above levels of the previous year. However, after the summer period, exports in IT and digital industries slowed, and the rate of economic expansion declined in Korea and Taiwan. In the European economy, domestic demand that experienced a slow recovery started to show positive signs with gradual expansion.

On the other hand, the Japanese economy showed signs of expansion in the first half due to growth in exports and capital expenditures, but it started to show indications of economic downturns due to sluggish growth in the world economy and inventory adjustments, which took place after the summer period. However, over the long term it appears that the Japanese economy has bottomed out as major financial institutions have made progress with the disposal of their non-performing loans.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2003, FASB Statement No. 150 (“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) was issued. This Statement requires financial instruments within its scope to be classified as liabilities (or assets in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003, except for certain mandatorily redeemable financial instruments. In addition, certain provisions in this Statement were deferred indefinitely pending further Board action. Adoption of this Statement did not have a significant effect on our results of operations or financial position.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”). SOP No. 03-3 requires acquired loans to be recorded at fair value and prohibits “carrying over” or creation of valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. SOP No. 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as an impairment. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. Adoption of this SOP will not have a significant effect on our results of operations or financial position.

In July 2004, EITF Issue No. 04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) was issued. EITF Issue No. 04-8 requires that contingently convertible debt instruments, or Co-Cos, which had not been recognized as diluted potential common shares unless the conditions to exercise the rights had been met under FASB Statement No. 128 (“Earnings per Share”) be included in diluted earnings per share computation as if Co-Cos could be converted from the date of issuance regardless of whether the conditions to exercise the rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. We adopted this issue in fiscal 2005.

In December 2004, FASB Statement No. 153 (“Exchange of Nonmonetary Assets—an amendment of APB Opinion No. 29”) was issued. This Statement amends the guidance in Accounting Principal Board (“APB”) Opinion No. 29 (“Accounting for Nonmonetary Transactions”), eliminating the exception to fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this Statement will not have a significant effect on our results of operations or financial position.

In December 2004, FASB Statement No. 123 (revised 2004) (FASB Statement No. 123(R)) (“Share-Based Payment”) was issued. FASB Statement No. 123(R) supersedes APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) and amends FASB Statement No. 123. This Statement requires us to measure and record compensation expense for stock options and other share-based payment based on the instruments’ fair value. We are required to adopt this Statement for fiscal years beginning after June 15, 2005 using a modified version of prospective application or may elect to apply a modified version of retrospective application. We expect to adopt this Statement using the modified version of prospective application and adoption of this Statement will not have a significant effect on our results of operations or financial position. For further information on stock-based compensation, see Note 1(n) and 17 of “Item 18. Financial Statements.”

PENSION FUNDS

ORIX and certain subsidiaries have a common employees’ pension fund plan, or the EPF Plan, which is a defined benefit pension plan established under the Japanese Welfare Pension Insurance Law, or JWPIL. The EPF Plan was composed of a substitutional portion based on the pay-related part of the old-age pension benefits prescribed by the JWPIL (similar to social security benefits in the United States) and a corporate portion based on a contributory defined benefit pension arrangement established at the discretion of each employer. We and our employees were exempted from contributions to Japanese Pension Insurance, or JPI, that would otherwise be required if we had not elected to fund the substitutional portion of the benefit through the EPF Plan. Our EPF

Plan, in turn, paid both the corporate and substitutional pension benefits to retired beneficiaries out of EPF Plan assets. Benefits of the substitutional portion were based on a standard remuneration schedule determined by the JWPIL, but the benefits of the corporate portion were based on a formula determined by us. In June 2001, the JWPIL was amended to permit us to separate the substitutional portion from our EPF Plan and transfer the related benefit obligations and assets to the government. The separation process occurred in four phases, beginning with application for separation by us followed by acceptance by the government.

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

In fiscal 2004, we received government approval for the separation, and transfer to the government, of the substitutional portion of benefit obligations under our EPF Plan related to future employee services. We accounted for the transfer to the Japanese government of the substitutional portion of our EPF Plan in fiscal 2005 in accordance with EITF 03-2. As specified in EITF 03-2, the entire separation process was to be accounted for at the time of completion of the transfer to the government of the benefit obligations and related plan assets as a settlement in accordance with FASB Statement No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits.” As a result of the completion of the transfer, we recognized a gain on a subsidy from the Japanese government of ¥12,425 million, a gain on the reversal of retirement benefit liabilities as a result of derecognition of previously accrued salary progression at the time of settlement for the substitutional portion of ¥2,618 million, and a loss of ¥14,470 million to liquidate the plan, which mainly included amortization of unrecognized actuarial loss. The net impact of the above was a gain of ¥573 million, which was recorded as a reduction in selling, general and administrative expenses in the consolidated statement of income.

RISK MANAGEMENT

OVERVIEW

We consider management of a variety of risks essential to conducting our businesses and to increasing our corporate value. Accordingly, through the development of a credible information network we have designed our risk management system in a manner that permits us to identify, measure, analyze and evaluate our risks, and to set appropriate policies and limits to manage and hedge such risks. We attempt to control these risks by utilizing a risk management system that manages both overall risk as well as specific risks associated with individual transactions, businesses and overseas geographical regions.

New Components of Risk Management

As part of our efforts to improve profitability, in recent years we have developed new business lines, such as real estate-related businesses and investment banking-related businesses, in addition to our traditional businesses, such as leasing and lending, which are in essence the provision of debt finance. In order to more effectively allocate management resources in light of our diversified business models and the consequent changes in our risk profiles, we are incorporating new components into our risk management system, focusing in particular on the strengthening of risk monitoring.

Risk is monitored for each business and for each type of risk. Our monitoring includes details of where capital is used, comparisons of performance with basic guidelines, analysis of changes over time and deviation from initial plans, and evaluation of profitability with respect to risk capital. Based on individual risks, the monitoring also includes progress reports on particular projects and investments, including the status of exit strategies, comprehensive comparative analyses of projections and actual performance, and analyses of changes over time in important targets. The results of our monitoring are reported to top management on a quarterly basis and are part of the fundamental data used to make strategic decisions and allocate capital to various businesses.

In order to measure risk, different methods have been adopted in accordance with the characteristics of the assets and operations associated with each business. We make changes in the methods used to measure risk as a result of changes in business models or the business environment.

Risk Assessment

ORIX’s business activities involve various risk factors, and the principal risks vary for each business line. We discuss below the systems and functions of our risk assessment and the features of our risk assessment and monitoring in accordance with the characteristics of individual businesses.

Systems and Functions Supporting Risk Assessment

Our risk management system is comprised of four principal levels. The first level consists of the sales and marketing departments. Our sales and marketing staff are responsible for a range of risk management functions, including implementing an initial credit analysis and evaluation with respect to potential transactions, and monitoring risks and managing and collecting problem assets with respect to originated transactions.

At the second level, we have four specialized groups responsible for risk management, consisting principally of the Risk Management Headquarters, which is responsible for evaluating and monitoring transactions proposed by our sales and marketing departments and for monitoring operating assets and quantifying risk, the Treasury Department, which is in charge of risk related to procurement of funds, the Legal Department, which is in charge of legal risk, and the Compliance Department, which promotes compliance.

The third level of our risk management system is our Investment and Credit Committee, or ICC, which is comprised of top management, including the CEO, COO, CFO and the executive officer in charge of investment and credit. The ICC meets on average three times a month primarily to review and approve or reject individual credit transactions and investments that exceed certain specified credit or investment amounts.

Our monthly strategy meetings add a fourth level to our risk management system. These meetings perform a particularly important role in the monitoring and control of the various businesses in which we are involved. Separate meetings are held by top management with the executives in charge of individual departments or business units to discuss matters such as the state of achievement of targets and changes in the business environment. Matters considered vitally important to our operations are decided on by the ICC and reported to the board of directors as appropriate.

Risk Management of Direct Financing Leases and Installment Loans

The principal risk in direct financing leases and installment loans is the credit risk associated with the customer and its business. Risk management in this field consists of three elements: (i) credit evaluation for each transaction, (ii) implementation of corrective actions for the management of problem assets and (iii) portfolio management. Our direct financing lease and installment loan businesses are mainly conducted in our Corporate Financial Services segment, the Americas segment and the Asia, Oceania and Europe segment.

Credit Evaluation for Each Transaction

Staff members in ORIX’s sales and marketing departments are authorized to approve individual credit transactions within specific limits, which include both existing and potential new credit, based on the seniority of the relevant staff member. If a proposed transaction exceeds such limits, it must be referred to the Risk Management Headquarters for approval. If the transaction value exceeds the approval limit of the Risk Management Headquarters, the matter is referred to the ICC for approval. In connection with each potential credit transaction, the relevant sales and marketing department and the Risk Management Headquarters each performs a comprehensive customer credit analysis and evaluation based on the relevant customer’s financial position, transactional performance and potential cash flow. The analysis and evaluation also covers the collateral or guarantees, terms and conditions and potential profitability of the transaction.

The Risk Management Headquarters regularly conducts by-country, by-region and by-industry evaluations to minimize exposure to potentially high-risk markets.

Corrective Actions for the Management of Problem Assets

Our Risk Management Headquarters obtains information on bankruptcies, dishonored bills and corporate performance from a number of credit data banks on a daily basis. This information is entered into a central database, which is used to prepare industry analysis reports and warning reports that are provided to relevant sales and marketing departments to keep them current on the condition of important customers. In cases where concerns associated with certain industries or customers arise, we take measures that may include freezing the extension of new credit, or reducing our existing exposure, with respect to the industry or customer in question.

Preliminary reports on problem assets are prepared and delivered to the Receivables Administration Office and top management depending on the size of the asset and all pertinent data on such problem assets are entered into our proprietary database. Our sales and marketing departments work together with our Receivables Administration Office to maintain accurate records of delinquencies and to collect individual problem assets. Collection progress is reported to different levels of management depending on the size of the asset. Furthermore, our sales and marketing departments make regular reports to top management on the amount and expected recovery of individual nonperforming assets exceeding specified amounts. In addition, our Receivables Administration Office carries out a detailed analysis of all problem assets reported each month and on the conditions of those assets, and reports this analysis to top management and related departments monthly.

In making collections, we believe an early response is extremely important. When information is received regarding the emergence of nonperforming assets, our Receivables Administration Office takes immediate action, in cooperation with the relevant sales and marketing departments, to take steps to secure collateral or other guarantees and to begin the collection process. The Receivables Administration Office plays an important role in the collection process by drawing on its accumulated experience in collections and, working closely with the sales and marketing departments, providing such departments with appropriate guidance, beginning with early first notices and extending to compulsory legal measures including seizure of collateral pledged against the exposure and other assets.

Portfolio Management

In addition to the risks inherent in each individual credit extension and transaction, our Risk Management Headquarters regularly manages the credit risks associated with portfolios of assets. For example, both in Japan and overseas, we regularly evaluate our asset portfolios involving major borrowers by each transactional category by industry and by type of collateral or guarantee. We also monitor the state of concentration of specific customers and industries.

We further classify and manage overseas asset portfolios by region, country, transactional currency and other characteristics. Assessments of each of our subsidiaries’ asset quality and other information are reported regularly to top management.

Risk Management of Operating Leases

A principal risk relating to operating leases in addition to credit risk is the risk of fluctuation of residual value of the leased property. Credit risk management is discussed above. Here we discuss managing the risk of fluctuation of residual value of the leased item, which is a characteristic of operating leases. Operating leases are mainly located in the Rental Operations segment, Automobile Operations segment and portions of the Asia, Oceania and Europe segment.

Residual Value Risk Management

In order to control fluctuations in residual value, we monitor inventories of leased items, market environments and the overall business environment.

Some operating lease items such as ships or aircraft are classified as long-lived assets, but may only be leased out for a few years and we bear the residual value risk for these items. We primarily limit our ship operating leases to general purpose ships that are relatively easier to repossess and re-lease. We finance larger ships that may have specific uses, but do not own them, as we do in the case of operating leases. For aircraft, as a rule, we have limited our inventory primarily to narrow-bodied aircraft, which are relatively versatile and easy to lease. We monitor the market values of these ships and aircraft and sell assets as necessary or desirable to reduce our exposure to downward trends in the market or take advantage of upward trends.

Risk Management of Real Estate-Related Businesses

The activities of our real estate-related operations consist principally of the development of residential condominiums, the development and leasing of commercial real estate, as well as the operation of hotels, golf courses and a training facility, and financing operations for these real estate-related businesses. To accompany the expansion of our real estate-related businesses, we have attempted to create a comprehensive system within the ORIX Group to analyze and evaluate various real estate-related transactions. This business is handled mainly by the Real Estate-Related Finance segment and Real Estate segment.

We attempt to control or mitigate risks associated with our real estate-related businesses by drawing on what we believe are our strengths in the following areas.

•	Experience in Real Estate Operations. We have many years experience in real estate operations. We believe we have accumulated expertise in evaluating the cash flows of office buildings, commercial buildings and other types of real estate, as well as in articulating the risks and opportunities inherent in real estate operations.

•	Real Estate Evaluation Specialists. We are able to quickly obtain real estate appraisals and engineering reports from our internal real estate specialists working in the Real Estate Appraisal Group of our Risk Management Headquarters. This group includes a total of 21 certified real estate appraisers and assistant real estate appraisers. In addition, the Construction Management Section of ORIX Real Estate includes 13 certified Class I architects.

•	Credit Evaluation Experience. We believe that we have accumulated substantial know-how in evaluating the credit of prospective tenants, general contractors and other related parties.

•	Access to Information. We have the ability to obtain detailed information relating to various aspects of real estate due to the know-how of subsidiaries that specialize in property management and due diligence with first-hand access to such information.

•	Specialist Cooperation. We believe that we can make quick real estate-related investment decisions because our management structure facilitates close cooperation among a number of our specialist groups, including those responsible for legal, accounting, tax and compliance issues.

Real estate-related business matters are decided by the ICC, which ascertains various risks including reputation risk, taking into account the opinions and valuations of specialized departments based on a number of indices for measuring profitability.

Our real estate portfolios are reported regularly to top management at their monthly strategy meetings and to the ICC, and management is based on factors such as the structure of the transaction, type of property and location.

In real estate-related business transactions, a heavy emphasis is placed on the monitoring of business strategies and schedules. When changes in plan or fluctuations in revenues or schedules are observed, the business strategy is reevaluated. The evaluation of performance during regular monitoring is also used as an element in the calculation of risk capital.

Additionally, by monitoring risk according to the characteristics of each business in addition to comparing initial projections and actual performance, we work toward controlling or reducing risk. Examples of factors we monitor are, in the case of our non-recourse loan business, the loan-to-value, or LTV, spread or subordination ratio; in the case of our residential condominium business, the completed inventory, sales period and profit margin; and in the case of our development, leasing and management operations, the schedule, holding period and profits.

Risk Management of Investment Operations

ORIX is involved in the expansion of its investment operations such as private equity investment, venture capital investment, and corporate rehabilitation business. These businesses are located primarily in the Other segment.

In order for us to ensure that the checks and balances in our operations are more effective, we examine new business transactions from perspectives different from those traditionally employed in credit evaluations. For example, we may consider the overall viability of a particular business along with its investment and financing scheme. In order to examine new business transactions from different perspectives, we make use of our accounting, tax, and legal specialists for risk analysis and asset evaluations.

In our investment operations we believe that monitoring of business strategy and schedule is an important element of risk management. We reexamine our business strategy when we identify changes in factors such as investment strategies and value-enhancing events, or fluctuations in revenues and schedules. Performance evaluation by monitoring is also used as an element in the calculation of risk capital.

Regular reports on our portfolio of investments are made to the monthly strategy meeting and the ICC. We use a system whereby changes in distributions in assets and risk capital are identified and analyzed according to different categories, by exit strategy, by transaction period, by transaction balance, by industry, by country, and by investment share, thereby helping us to control and reduce risk.

Risk Management of Investment in Securities

Stock and Bond Valuation Loss Risk Management

Our sales and marketing departments in Japan and Group companies in Japan and overseas that make investments in the equity or debt securities of other companies, along with our Risk Management Headquarters in Tokyo, monitor market trends and the condition of those companies which allows for a quick response to mitigate market risks associated with those investments. A substantial portion of the marketable equity securities we hold consists of those held to maintain our business relationships in Japan. As with general credit risk management, our sales and marketing departments monitor the market environment, operating results and financial condition of the companies in which we invest, and our Risk Management Headquarters provides credit information and industry analysis reports to our sales and marketing departments. Based on information on the unrealized gains or losses of the securities and the probability of companies defaulting on their obligations, our Risk Management Headquarters makes monthly recommendations, which may include the sale of securities or the conduct of more detailed analysis of particular companies.

In connection with investment in securities by ORIX Life in Japan and ORIX USA Corporation, or OUC, in the United States, our investment departments regularly monitor interest rate policy, economic conditions, and securities and financial market trends. We also analyze on a daily basis price movements of securities, profits and losses on each investment and financial conditions of companies in which we invest and other factors. Our risk management departments review and compare daily reports against internal guidelines, and macro and microeconomic conditions, while the risk management departments verify that our guidelines are being followed properly. The investment departments take actions based on our approved guidelines for conducting sales of a security to recognize a gain, to reduce losses and to reduce positions.

Risk Management Relating to Funds Procurement

Liquidity Risk Management

Liquidity risk arises from the risk that we will have insufficient funds, or be unable to access sufficient funding, to meet our business commitments or to pay back our obligations as they become due, which could result in a payment default on our borrowings. We manage liquidity risk by diversifying our funding sources, establishing committed credit lines with financial institutions and adjusting levels of short and long-term funding taking into consideration prevailing market conditions. As part of our asset-liability management, or ALM, system, we also use cash flow maps to measure and monitor liquidity risk.

Interest Rate Risk Management

ORIX implements ALM for the purpose of maintaining stability in its financial base when changes occur in the financial environment. A report concerning ALM is submitted to the monthly strategy meeting by the Treasury Department. The monthly strategy meeting provides an opportunity for top management to make prompt decisions about interest rate risk based on the financial environment and other factors.

Our principal overseas subsidiaries regularly submit reports on their respective asset-liability situations to the Treasury Department in Tokyo permitting us to manage interest rate risks of assets and liabilities denominated in each foreign currency.

We also use interest-rate swaps and caps to hedge against changes in interest rates.

Exchange Rate Risk Management

We employ foreign currency borrowings, foreign exchange forward contracts and foreign currency swap agreements to hedge risks associated with certain transactions and investments denominated in foreign currencies. Similarly, each of our overseas subsidiaries structures its liabilities to match the currency denomination of assets in its respective region. We manage certain positions involving foreign currency risk on an individual transaction basis.

Derivative Risk Management

We have established comprehensive market risk management rules for reducing market risk and maximizing profits by the appropriate management of interest and exchange rate fluctuation risk in financial markets. Based on rules for the entire ORIX Group and regulations specific to each Group company, we have established an internal control system for derivatives transactions such as interest rate swaps, foreign currency swaps, interest rate caps, forward exchange contracts, and forward rate agreements for hedging purposes, for clarifying the risks that need to be hedged with derivatives and which derivatives should be used, and for ensuring that responsibility for execution, evaluation and certain administrative tasks relating to these derivatives transactions is allocated to separate departments.

Legal Risk Management

Transactional legal risk is a major type of legal risk that we face in our business. Transactional legal risk includes the risk that the contracts into which we enter contain unintended conditions, are not legally effective or cannot be carried out as stipulated in the contract, or that the transactions in which we participate involved activities that violate, or are not in strict compliance with, applicable laws. When we consider a new transaction, new product development or other new business activities, our risk management system requires an examination of these types of legal risks.

In an attempt to avoid, prevent and mitigate such legal risks, we require that our Legal Department be involved in transactions from the early stages when a transaction is first considered through the documentation process in which transaction-related contracts are prepared for internal review and final approval. Contracts may not be approved internally unless they follow our prescribed rules and guidelines. Our Legal Department is also involved in the process for the approval of such contracts. Depending on the size and importance of a given transaction, we may also utilize the expertise of outside lawyers.

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

To ensure that proper legal procedures are followed in connection with legal disputes and litigation, we require that our Legal Department be involved in such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties.

Operational Risk Management

As our business has expanded in recent years, the importance of operational risk management has increased as a significant component of overall risk management. Operational risk refers generally to the risk arising in connection with the computer networks that we use, the administrative procedures and day-to-day operational procedures that we have established and any breakdown in these networks or procedures, or the systems that support them, as well as the risk of reputational damage arising from such a breakdown. As part of operation risk management, we are attempting to further strengthen our internal control and compliance functions.

Specific steps taken by us to strengthen internal control, and manage and reduce operational risk, include evaluation and monitoring of risk by the Risk Management Headquarters, monitoring of administrative processes by the Internal Audit Department, and maintenance and improvement of internal control systems relating to financial reporting by the Internal Control Coordination Project Team and continuous upgrading of computer systems by ORIX Computer Systems.

Monitoring of business processes by the Internal Audit Department is performed by regular monitoring of compliance with internal rules and the implementation of self-evaluations based on an annual internal audit plan. ORIX evaluates its current internal controls based on these monitoring processes, and makes improvements as necessary.

Additionally, for strengthening compliance functions, the Compliance Department has distributed to all employees in Japan and higher-ranking officers in its overseas subsidiaries a compliance manual prepared in fiscal 2001. We began compliance training in fiscal 2002, and by implementing annual compliance training thereafter, employees have been trained and their awareness of the importance of compliance has increased. Based on this training compliance adherence status an analysis can be implemented, and improvements made to construct a more effective compliance system.

RISK MANAGEMENT OF INDIVIDUAL TRANSACTIONS, BUSINESSES AND GEOGRAPHICAL REGIONS

In addition to the risk management activities described above, we also attempt to manage specific risks associated with some types of particular transactions, certain individual businesses and the United States.

Direct Financing Leases

We consider direct financing leases to be in essence uncollateralized because ordinarily the only collateral provided is the leased item itself, and we generally assume that we will be able to recover only a portion of the residual value of the item in the event of a default. In addition, our customers in this business are generally small and medium-sized enterprises, many of which have not been rated by an independent credit agency. Therefore, substantial expertise is required to evaluate such unrated customers properly. When carrying out our evaluations, we pay close attention to factors that determine the basic sustainability of a business including profitability, cash flow, management quality and future macro prospects of the relevant business line or industry in which the customer operates.

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

Non-recourse Loans

Non-recourse loans are loans for which we are only entitled to cash flows generated from the property or project that the loan is funding. Therefore, the ability to assess cash flows of properties and projects under consideration is in our opinion the most important skill needed in this business. We have many years of experience in real estate operations. From this experience, we believe we have accumulated expertise in evaluating cash flows of office buildings, commercial buildings and other types of real estate. We use discounted cash flow analyses, stress testing and simulations while taking into account loan-to-value ratios, debt service coverage ratios and different potential return simulations to analyze potential risks of each real estate property and project we consider for a non-recourse loan.

Housing Loans

ORIX Trust and Banking has received a license from the Prime Minister and is regulated by the Financial Services Agency. This company complies with the laws and regulations applied by the authorities and manages its risk as described below.

ORIX Trust and Banking specializes in providing three main types of housing loans: (i) housing loans for self-occupancy purposes; (ii) loans for the purchase of one-room condominium units for investment purposes; and (iii) loans for the purchase of rental apartment buildings.

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

When we make housing loans to individuals for the purchase of property for self-occupancy purposes, we place particular emphasis on the stability of the borrower’s disposable income and analyze the existence of other debts and expenses, such as automobile loans, tax burden, insurance costs and children’s educational expenses. We also analyze future pension income, the potential value of the borrower’s parents’ home and the possibility of inheritance of assets of that nature as well as other factors that may affect the borrower’s ability to repay over the life of the loan. In the case of borrowers who are refinancing from other financial institutions, we examine past housing loan payment history in addition to the borrower’s credit quality.

Borrowers of our housing loans provided for the purchase of single condominium units for investment purposes, are primarily doctors, civil servants and managers from listed companies with relatively high salaries. We carry out stress tests on borrowers that have several properties to determine the extent to which the rental income can drop before they will be unable to make their payments. Also, our sales and marketing departments pay particular attention not only to the selection of the companies that sell the investment properties and their sales history, but also to such matters as the building maintenance company to be used once the building is completed and any other information we deem relevant. In addition, potential borrowers are also evaluated based on their awareness of their responsibility when borrowing such loans and their plans for future investments.

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

Consumer Card Loans

We provide non-collateralized consumer card loans with limits in principle ranging from ¥500,000 to ¥3 million, although existing customers with higher credit standing may be eligible for loans of up to ¥5 million. Based on over 15 years of experience and a proprietary scoring system, we make the initial evaluation of a potential customer based on income level, past credit quality, other debt and other factors that may affect the borrower’s ability to repay. As a result of past deterioration of the economic environment in Japan, we increased the number of consumer credit information associations to which we belong in an attempt to improve our access to consumer credit information to better determine trends in customer credit related to card loans.

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

Life Insurance

ORIX Life Insurance has received a license from the Prime Minister and is regulated by the Financial Services Agency. This company complies with the laws and regulations applied by the authorities and manages its risk as described below.

We believe a life insurance company must have a stable source of earnings to pay future insurance claims. Our life insurance business invests in assets which target income levels sufficient to cover such claims. The assets in which we invest, however, are exposed to a number of risks, including credit risk, market risk and liquidity risk.

Credit Risk Relating to Life Insurance

We assign our own ratings to bonds using ratings assigned by outside rating agencies as a reference. Based on our own ratings, we establish limits on life insurance-related investments in securities of a single issuer in an effort to diversify credit risk. Furthermore, our life insurance business invests in bonds that have high credit ratings. Decisions on whether to continue to hold issues that have effectively exceeded our purchase limits due to downgrades in credit ratings are carried out on a case-by-case basis with due consideration given to the risks and returns involved.

A large majority of the companies to which we make loans in our life insurance operations are not rated by a rating agency. We do not manage the credit evaluation of such companies in the same manner as we do with issuers of bonds. Instead, we carry out our credit evaluations by analyzing quantitative data that is available in their financial statements and the collateral.

In addition, we monitor the financial position of companies to which we have made loans by reexamining their financial positions and the value of their collateral on a semi-annual basis.

Market Risk Related to Life Insurance

In order to address market risks, we generally match the duration of our life insurance-related assets with our life insurance-related liabilities as part of our ALM system. However, as present interest rates are historically very low, we have intentionally maintained a shorter duration for assets than liabilities in order to hedge against a rise in interest rates. Also, we calculate value-at-risk using the past profitability for each different asset category that we hold and attempt to manage the degree of permissible risk while monitoring this calculation.

The majority of our loans in our life insurance operations are floating rate loans based on the long-term prime rate and we therefore believe that we are exposed to relatively little interest rate risk.

Liquidity Risk Related to Life Insurance

We control the maturity of new life insurance-related assets we acquire in a manner that avoids the creation of a cash shortage at a specific point in time, based upon the degree of matching, from an ALM perspective, between future cash flows from insurance policies and future cash flows from life insurance-related assets.

United States

Our single largest concentration overseas in terms of asset size is the United States where we are involved in several business areas that include direct financing leasing, securities investment, real estate development and CMBS transactions. Our subsidiaries in the United States employ their own unique risk management systems in addition to our comprehensive risk management system.

Starting in fiscal 2004, we reorganized the organizational structures, policies and risk management systems of our principal subsidiaries in the United States (which used to manage their operations independently of each other) by combining the functions of their respective sales and marketing and administration divisions.

The organizational structure of the risk management function at each of our principal subsidiaries in the United States includes dedicated credit evaluation staff in the sales and marketing departments and independent risk management staff who manage portfolio and credit risks. Identical approval limits have been set for all of our subsidiaries in the United States in order to, among other things, increase the awareness of risk among the different units and to further increase the speed of the decision-making process. Depending on the amount, credit approval limits for new transactions require the joint approval of senior management of our subsidiaries in the United States, which include senior ORIX management stationed there, while transactions over a certain amount require approval of the ICC in Tokyo. In addition, we have a system of checks in place in which the details of overseas monitoring of individual transactions and portfolios are reported to our Risk Management Headquarters in Tokyo.

For new transactions, we employ internal credit risk ratings as a method to continuously monitor individual transactions at the time of, and after, origination. For regular credit evaluation for such transactions as leases, loans and mortgages, we use nine levels of credit risk ratings, which are based on those employed by the United States Office of the Comptroller of the Currency. These credit risk ratings are used as the standard for determining the trend of problem assets, provisioning and recording write-downs. For real estate development projects, we apply the above credit ratings as part of our regular monitoring of our profit estimates from the projects. At the time of a new investment in securities, we use a scoring system that is a matrix of the financial conditions of the issuer, its position in an industry, capital structure, management quality and terms and conditions.

After a transaction has been completed, each unit is responsible for reporting changes in individual risk ratings so that problem assets and trends can be quickly identified. Specific reserves and provisioning requirements are determined at quarterly risk management review meetings that are attended by the credit heads of each sales and marketing division or subsidiary together with representatives from OUC executive management, OUC risk management, accounting, internal audit and our Risk Management Headquarters in Tokyo. Results of these review meetings are reported to our CEO and the executive officer responsible for overseas activities.

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

Under the Company with Committees system, a company will also have executive officers, who are appointed and dismissed by the board of directors and who make the material management decisions for the company. The board of directors may delegate substantial management authority to executive officers under this system. For example, the board may delegate to executive officers the authority to approve issuances of shares of capital stock and bonds. In addition, the Commercial Code of Japan permits an individual to simultaneously be a director and an executive officer of the company.

With the adoption of the Company with Committees system, the Audit Committee is responsible for monitoring the board of directors on behalf of shareholders, a role that was traditionally carried out by corporate auditors under the corporate auditor system. Under the Company with Committees system, the directors of the Company that compose the Audit Committee are not permitted to be executive officers, managers or any other employees of the Company or its subsidiaries nor directors of any of such subsidiaries with the role of executing the business thereof. Under the Company with Committees system, the Audit Committee generally has powers and duties that are similar to those given to corporate auditors. This includes responsibility for monitoring the performance of the directors and executive officers in the performance of their duties, as well as the right to propose the appointment or dismissal, or to refuse reappointment, of the Company’s certified public accountants at the annual general meeting of shareholders. Accordingly, any proposal for appointment or dismissal of a certified public accountant needs to be submitted to a general meeting of shareholders for approval. In furtherance of its responsibilities, the Audit Committee has the power to request from any director, executive officer, manager or other employee, at any time, a report of their business operations and to inspect for itself the details of the Company’s business operations and financial condition.

Four members that include Yoshinori Yokoyama, Akira Miyahara, Hirotaka Takeuchi and Masaaki Yamamoto comprise the Audit Committee.

The Nominating Committee is authorized to select director candidates to be nominated at the annual general meeting of shareholders as stipulated by the Commercial Code of Japan. Directors are elected from a list of candidates at the annual general meeting of shareholders. In addition, the Nominating Committee deliberates on the appointment or dismissal of executive officers and group executives, although this is not required under the Commercial Code of Japan.

Four members that include Akira Miyahara, Tatsuya Tamura, Paul Sheard and Yoshihiko Miyauchi comprise the Nominating Committee.

The Compensation Committee has the authority to set the compensation policy for directors and executive officers in accordance with the Commercial Code of Japan and set the compensation level for each individual director and executive officer. The compensation policy and the total amount of compensation is disclosed in accordance with the Commercial Code of Japan.

ORIX’s business objective is to increase shareholder value over the long-term. We believe in each director and executive officer responsibly performing his duties and in the importance of cooperation among different business units in order to achieve continued growth. The Compensation Committee at ORIX believes that in order to accomplish such business objectives, directors and executive officers should place emphasis not only on performance during the current fiscal year, but also on mid- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, we take such factors into account when making decisions regarding the compensation system and compensation levels for our directors and executive officers.

Compensation Policy for Directors

The compensation policy for directors who are not also executive officers aims for a level and composition of compensation that is effective in maintaining supervisory and oversight functions of business operations, which is the main duty of directors. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on duties performed and a component linked to mid- to long-term stock prices.

Compensation Policy for Executive Officers

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while incorporating in its composition a component that is linked to current period business performance. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed component based on positions and duties performed, a performance-linked component linked to business performance in the current fiscal year, and a component linked to mid- to long-term stock prices.

Four members that include Tatsuya Tamura, Yoshinori Yokoyama, Paul Sheard and Hirotaka Takeuchi comprise the Compensation Committee.

AUDITORS’ INDEPENDENCE

ORIX must appoint independent certified public accountants, who have the statutory duty of examining the non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP. The independent certified public accountants must present an auditor’s report to the Audit Committee and the executive officers specified by the board of directors. The independent certified public accountants are also responsible for auditing financial statements that are submitted to the Prime Minister of Japan. The board of directors is required to submit the audited consolidated and non-consolidated financial information to the annual general meeting of shareholders, while audited consolidated and non-consolidated financial information is required to be submitted to the Tokyo Stock Exchange, the Osaka Securities Exchange and to the Prime Minister.

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

In addition to the non-consolidated financial statements that are prepared under Japanese GAAP, we also prepare consolidated financial statements in accordance with accounting principles generally accepted in the United States, or US GAAP. US GAAP consolidated financial information is used by management for evaluating our performance and forms the basis for presentation of financial information to our shareholders. The consolidated financial statements prepared in accordance with US GAAP that are sent to shareholders and included in this annual report filed with the United States Securities and Exchange Commission, or the SEC, have been audited by KPMG AZSA & Co. Since ORIX is listed in the United States, its independent accountant is required to be registered with the PCAOB, and KPMG AZSA & Co., has been so registered.

Until fiscal 2002, ORIX was required to submit non-consolidated and consolidated financial statements prepared in accordance with Japanese GAAP, in the required format, to the Tokyo Stock Exchange, the Osaka Securities Exchange and to the Prime Minister. From fiscal 2003, these authorities currently accept consolidated information prepared in accordance with US GAAP if it conforms to the formatting requirements in Japan and if the company has securities listed on a stock exchange in the United States, as in the case of ORIX. We also have the option to include consolidated financial information in US GAAP in proxy materials and report consolidated information at the annual general meeting of shareholders, an option we chose to exercise at the annual general meeting of shareholders held on June 21, 2005.

In the opinion of management, the provision of non-audit services did not in any way influence the independence of the audits conducted by KPMG AZSA & Co. because management took full responsibility for decisions relating to the activities affected by these services and KPMG AZSA & Co. and its affiliates did not assume any of the management authority and duties.

THE DIRECTORS

The directors of ORIX as of July 1, 2005 are as follows:

Name	Title	Year first appointed	Shareholdings as of June 30, 2005
			(In thousands)
Yoshihiko Miyauchi	Director, Representative Executive Officer, Chairman and Chief Executive Officer	1970	39,375
Yasuhiko Fujiki	Director, Representative Executive Officer, President and Chief Operating Officer	1994	6,940
Shunsuke Takeda	Director, Vice Chairman and Chief Financial Officer	1993	2,400
Hiroaki Nishina	Director, Deputy President	1993	3,221
Kenji Kajiwara(1)	Director, Deputy President	2004	1,719
Yukio Yanase	Director, Deputy President	2005	203
Masaaki Yamamoto	Director	2003	2,951
Tatsuya Tamura	Outside Director; President, Global Management Institute, Inc.	1999	1,500
Akira Miyahara	Outside Director, Special Advisor, Fuji Xerox Co., Ltd. Director (Non-Executive), The Fuji Fire and Marine Insurance Company Limited	1999	1,600
Yoshinori Yokoyama	Outside Director, Auditor, Industrial Revitalization Corporation of Japan, Visiting Professor, Hitotsubashi University Graduate School of International Corporate Strategy	2002	0
Paul Sheard	Outside Director, Managing Director & Chief Economist Asia, Lehman Brothers	2003	0
Hirotaka Takeuchi	Outside Director, Dean, Hitotsubashi University, Graduate School of International Corporate Strategy Director (Non-Executive), Trend Micro Incorporated	2004	0

(1)	Kenji Kajiwara was first appointed a director of ORIX in 1993. He left ORIX between 2001 and 2004 to accept a director position on the board of Aozora Bank, Ltd., a company in which ORIX has an equity stake. In 2004, he left Aozora Bank and was reelected to the ORIX board of directors.

Except for Tatsuya Tamura, Akira Miyahara, Yoshinori Yokoyama, Paul Sheard, and Hirotaka Takeuchi, all of the directors are engaged in our business on a full-time basis.

Yoshihiko Miyauchi

Director

Representative Executive Officer

Chairman and Chief Executive Officer

Yoshihiko Miyauchi began his career at Nichimen & Co., Ltd. (currently Sojitz Corporation) in 1960 and worked there four years before entering Orient Leasing Co., Ltd. (currently ORIX Corporation) as one of the founding 13 members in 1964. Miyauchi became a Director in 1970 and was appointed President and CEO in 1980, a position he held until he assumed his present role as Chairman and CEO in April 2000. In his term as CEO, Miyauchi has overseen the development of ORIX into an integrated financial services company that has continued to be on the forefront of innovation.

Miyauchi is a strong proponent of deregulation and serves as the President of the Council for Promoting Regulatory Reform (an organization that reports directly to the Cabinet) and is a Vice Chairman of the Board of Councilors for the Nippon-Keidanren (Japan Business Federation). He also has directorships on the boards of Fuji Xerox Co. Ltd., Aozora Bank, Ltd., SHOWA SHELL SEKIYU K.K, Sony Corporation, DAIKYO INCORPORATED and Sojitz Holdings Corporation.

Miyauchi was born on September 13, 1935 and earned a BA from Kwansei Gakuin University in 1958 followed by an MBA from the University of Washington in the United States in 1960.

Yasuhiko Fujiki

Director

Representative Executive Officer

President and Chief Operating Officer

Yasuhiko Fujiki joined Nikko Securities Co., Ltd. in 1968, before moving to Mitsubishi Development Co., Ltd. in 1971 then to ORIX in 1976. Following appointments as General Manager of the Real Estate Sales Department, Credit Department and General Affairs Department, Fujiki was appointed Director in Charge of General Affairs in 1994. In 1997, he became Principal and Director in Charge of the Office of the President and Director in Charge of the Personal Financial Services (PFS) Department. In 1999, Fujiki became a Corporate Senior Vice President and was named Chief Branding Officer in the same year.

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

Fujiki also serves as Secretary to the Keizaidoyukai (Japan Association of Corporate Executives); Vice-Chairman of the Japan Leasing Association; and a Director of the Association for Real Estate Securitization.

Fujiki was born on November 27, 1945 and graduated from Waseda University’s School of Commerce in 1968.

Shunsuke Takeda

Director

Vice Chairman

Chief Financial Officer

Shunsuke Takeda entered the Nippon Kangyo Bank, Ltd. (currently Mizuho Financial Group) in 1965 before joining ORIX in 1968. After an assignment to the London Liaison Office and several posts in Japan, Takeda was appointed General Manager of the International Treasury Department in 1989, General Manager of the International Department in 1990 and then General Manager of the Treasury Department in 1992 before becoming a Director in 1993.

Takeda was appointed Managing Director in 1997 and Corporate Executive Vice President in 1999. He has been Chief Financial Officer since 1997 and has been instrumental in creating an advanced system for efficient fund procurement of ORIX and its subsidiaries. He assumed the position of Deputy President in April 2000. In addition to his oversight of the Treasury Department and support of ORIX’s President, in August 2000 he was appointed to oversee the reorganization of ORIX’s Investment Banking Headquarters. Takeda also served as the Officer in charge of the Office of the President from April 2001 until February 2004 and was the Officer in charge of the Corporate Planning Office from February 2004 to February 2005. In February 2005, Takeda was appointed Vice Chairman. Takeda is also director of the Fuji Fire and Marine Insurance Company Limited.

Takeda was born on September 30, 1941 and graduated from The University of Tokyo Faculty of Law in 1965.

Hiroaki Nishina

Director

Deputy President

Real Estate Business Headquarters

President, ORIX Real Estate Corporation

Hiroaki Nishina joined ORIX in 1968. He became a Director and Deputy Head of the Tokyo Sales Headquarters in 1993 and was appointed President of ORIX Auto Leasing Corporation in 1996. In 1998, Nishina became a Corporate Executive Officer and took over responsibility for the Real Estate Business Headquarters before becoming President of ORIX Real Estate Corporation in 1999. He was Corporate Senior Vice President from June 2000 until being promoted to the position of Corporate Executive Vice President in April 2002. In February 2005, Nishina was appointed Deputy President.

Nishina was born on September 18, 1944 and graduated from Kwansei Gakuin University’s School of Economics in 1968.

Kenji Kajiwara

Director

Deputy President

Osaka Group Representative

Domestic Sales Headquarters/Osaka Head Office

Kenji Kajiwara joined Nomura Securities, Co., Ltd. in 1968 before entering ORIX in 1971. After being appointed the General Manager of the Office of the President in 1991, he became a Director in 1993 and was also appointed the Officer in charge of the Office of the President. In 1997, he became the Deputy Head of the Kinki (Osaka) Sales Headquarters and General Manager of the Osaka Sales Department IV. Kajiwara also became a Corporate Executive Officer in 1998 and was appointed a Corporate Senior Vice President in 2000. From September 2000, he became a Senior Executive Officer of The Nippon Credit Bank, Ltd. (currently Aozora Bank, Ltd.) and was made a Senior Managing Director in June 2001. In April 2004, Kajiwara was appointed a

Director of the Aozora Bank, Ltd. and Advisor to ORIX. In May 2004, he returned to ORIX and was promoted to the position of Corporate Executive Vice President, named Head of the Tokyo Sales Headquarters and made the Officer in charge of the Asset Administration Department. In June 2004, Kajiwara was also appointed a Director. In February 2005, he was promoted to Deputy President as well as the Osaka Group Representative and put in charge of the Domestic Sales Headquarters and Osaka Head Office.

Kajiwara was born on September 11, 1945 and graduated from the Osaka City University School Economics in 1968.

Yukio Yanase

Director

Deputy President

Responsible for Overseas Activities

Alternative Investment & Development Headquarters

Office of the President

Yukio Yanase joined the Saitama Bank (now Resona Bank, Limited) in April 1968 and held a number of positions within the bank covering such areas as human resources, international business activities, risk management, corporate planning and corporate communications and investor relations activities, before becoming President of the bank in 2001. In October 2002, he became a Director and Deputy President of Resona Holdings, Inc.

Yanase joined ORIX in November 2003 as an Advisor and became the Corporate Executive Vice President in charge of the Office of the President in February 2004. He was also appointed the Executive Officer responsible for overseas activities in May 2004 in addition to his responsibilities for the Office of the President. In February 2005, Yanase was appointed Deputy President and added the Alternative Investment & Development Headquarters to his duties.

Yanase was born on June 15, 1944 and graduated from Waseda University’s School of Law in 1968.

Masaaki Yamamoto

Director

Masaaki Yamamoto joined ORIX in 1972 after working five years at Ube Industries, Ltd. He became General Manager of the Accounting Department in 1996 and was appointed to the position of Standing Corporate Auditor in June 2001. Yamamoto was appointed to the position of Director under a “Company with Committees” structure in June 2003.

Yamamoto was born on November 24, 1943 and graduated from Kobe University’s School of Management in 1967.

Tatsuya Tamura

Outside Director, ORIX Corporation

President, Global Management Institute Inc.

Co-Chairman, Japan Independent Directors Network

Director (Non-Executive), Suruga Bank Ltd.

Director (Non-Executive), SKY Perfect Communications Inc.

Director (Non-Executive), Kanebo COSMETICS INC.

Tatsuya Tamura joined the Bank of Japan in 1961 and occupied a number of posts before becoming Executive Director in 1992. He served as Chairman of A.T. Kearney (Japan) from April 1996 until June 2002, and was Representative Director of A.T. Kearney, K.K. from April 1998 until April 2002. He served as President of EDS Japan from January 1997 to March 1999, and the President and CEO of Japan Investor Solutions and Technologies Co., Ltd. from August 1999 to June 2000. He has been a Director (Non-Executive) at Suruga Bank Ltd. since June 2000. Tamura became President of Global Management Institute Inc. in May 2002, a Director (Non-Executive) of SKY Perfect Communications Inc. in June 2003, and a Director (Non-Executive) of Kanebo COSMETICS INC. in May 2004.

Tamura was appointed as a member of ORIX’s Advisory Board in 1997 and then as a Director in 1999 and an Outside Director under a “Company with Committees” structure in June 2003.

Tamura is also a member of Keizai Doyukai (Japan Association of Corporate Executives) and Auditor of the Japan Center for Economic Research. He was born on October 11, 1938 and graduated from The University of Tokyo Faculty of Law in 1961.

Akira Miyahara

Outside Director, ORIX Corporation

Special Advisor, Fuji Xerox Co., Ltd.

Director (Non-Executive), The Fuji Fire and Marine Insurance Company Limited

Akira Miyahara joined Fuji Photo Film Co. Ltd. in 1962 and then moved to Fuji Xerox Co., Ltd. in 1971. At Fuji Xerox he occupied a number of posts before becoming a Director in 1984. After promotions to Managing Director in 1987 and Senior Manager Director in 1988, he was appointed Deputy President in 1990 and President and Chief Operating Officer in 1992, and Vice Chairman of the Board in 1998. He served as an Executive Advisor to Fuji Xerox’s Board from June 2002 to June 2005 and became a Director (Non-Executive), The Fuji Fire and Marine Insurance Company Limited in June 2005 and a Special Advisor to Fuji Xerox Co., Ltd. in July 2005.

Miyahara was invited to the Advisory Board of ORIX in 1997 and was then appointed as an Independent Director in June 1999. Miyahara has brought with him a wealth of experience to the ORIX Board and provides an important outside perspective on the company’s strategy. Miyahara became an Outside Director under a “Company with Committees” structure in June 2003.

Miyahara was born on June 19, 1939 and graduated from Kwansei Gakuin University’s Commercial Science Department in 1962.

Yoshinori Yokoyama

Outside Director, ORIX Corporation

Auditor, Industrial Revitalization Corporation of Japan

Visiting Professor, Hitotsubashi University

Graduate School of International Corporate Strategy

Yoshinori Yokoyama completed his architectural training at the University of Tokyo in 1966 before taking a position at Kunio Maekawa & Associates. He earned a MArch in Urban Design at the Harvard Graduate School of Design in 1972 and joined Davis, Broady & Associates in 1973. He obtained an MBA from the Sloan School of Management at MIT and joined McKinsey in 1975. He served as a Director at McKinsey from 1987 to 2002. Yokoyama also served as a Senior Fellow at the Research Institute of Economy, Trade and Industry, IAI from 2002 to 2004. Yokoyama was appointed as an Auditor to the Industrial Revitalization Corporation of Japan in April 2003 and became a Visiting Professor for Hitotsubashi University’s Graduate School of International Corporate Strategy in May 2004.

Yokoyama first became a member of ORIX Corporation’s Advisory Board in June 1997 before becoming a Director in June 2002. Yokoyama became an Outside Director under a “Company with Committees” structure in June 2003.

Yokoyama was born on September 16, 1942 in Hiroshima Prefecture.

Paul Sheard

Outside Director, ORIX Corporation

Managing Director & Chief Economist Asia,

Lehman Brothers

After obtaining a Ph.D. in Japanese Economy in 1986 and a Master of Economics in 1988 from the Australian National University, Sheard took up a postdoctoral fellowship and later a faculty position at the Australian National University and in July 1993 joined the faculty of Osaka University. In January 1995, he joined Baring Asset Management as the Strategist of the Japan Investment Team and was promoted to the position of Head in September 1997. Sheard joined Lehman Brothers as Managing Director and Chief Economist Asia in September 2000 and was appointed as an Outside Director to ORIX under a “Company with Committees” structure in June 2003.

Paul Sheard was born on November 25, 1954 in Adelaide, Australia and graduated with a Bachelor of Arts (Honours) from Monash University in 1981, and earned a PhD in Japanese Economy in 1986 and a Master of Economics in 1988 from the Australian National University.

Hirotaka Takeuchi

Outside Director, ORIX Corporation

Dean, Hitotsubashi University

Graduate School of International Corporate Strategy

Director (Non-Executive), Trend Micro Incorporated

Hirotaka Takeuchi joined McCann-Erickson Advertising Co., Ltd. in 1969, before taking a position as Research Assistant at the Graduate School of Business Administration at the University of California, Berkeley in 1972. He became a Lecturer at the Graduate School of Business Administration at Harvard University in 1976 and became an Assistant Professor there before returning to Japan in 1983 as an Assistant Professor at Hitotsubashi University’s School of Commerce, where he later became Professor in 1987. He has held his present position as Dean at the Graduate School of International Corporate Strategy since 1998. Takeuchi became a Corporate Auditor of ORIX in June 2000, resigned in June 2003, and was then appointed an Outside Director to ORIX Corporation in June 2004. In March 2005, Takeuchi was appointed a Director (Non-Executive) at Trend Micro Incorporated.

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

Takeuchi was born on October 16, 1946 and he graduated from the International Christian University in 1969. He then went on to receive an MBA in 1971 and a Ph.D. in 1977 from the Graduate School of Business Administration at the University of California, Berkeley.

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

With the adoption in June 2003 of the new corporate governance “Company with Committees” board model, “executive officers” were nominated as stipulated under the Commercial Code of Japan. Before the adoption of the “Company with Committees” board model, the term shikkou yakuin (corporate executive officer) was used by us to refer to those executives responsible for executing decisions by the board of directors, but there was no specific Japanese law covering the responsibilities and duties of corporate executive officers as this system was voluntarily adopted. Pursuant to the Commercial Code of Japan, our executive officers under the new “Company with Committees” system now bear responsibilities to the Company and to third parties, as the case may be, in a manner similar to the responsibilities borne by directors of companies that still employ a traditional corporate governance system.

The executive officers of ORIX as of June 21, 2005, unless otherwise described, are as follows:

Name	Title	Areas of duties
Yoshihiko Miyauchi	Chairman and Chief Executive Officer
Yasuhiko Fujiki	President and Chief Operating Officer
Shunsuke Takeda	Vice Chairman and Chief Financial Officer
Hiroaki Nishina	Deputy President	Real Estate Business Headquarters; President, ORIX Real Estate Corporation
Kenji Kajiwara	Deputy President	Osaka Group Representative, Domestic Sales Headquarters/Osaka Head Office
Yukio Yanase	Deputy President	Responsible for Overseas Activities, Alternative Investment & Development Headquarters, Office of the President
Hiroshi Nakajima	Corporate Executive Vice President	Risk Management Headquarters, Receivables Administration Office
Koichiro Muta	Corporate Executive Vice President	Investment Banking, Special Investments Group, Finance Department II, Securitized Products Office
Takeshi Sato	Corporate Executive Vice President	Chairman, ORIX USA Corporation
Masahiro Matono	Corporate Senior Vice President	OQL Headquarters, Asset Administration Department
Masaru Hattori	Corporate Senior Vice President	Accounting Department, Corporate Planning Office
Nobuyuki Kobayashi	Corporate Senior Vice President	Human Resources & Corporate Administration Headquarters
Akira Fukushima	Corporate Senior Vice President	IT Business Headquarters, President, ORIX Computer Systems Corporation, President, ORIX Callcenter Corporation
Hiroshi Nakamura	Corporate Senior Vice President	Legal Department, Compliance Department, Internal Audit Department
Shintaro Agata	Corporate Senior Vice President	Treasury Department
Kozo Endo	Executive Officer	Office of the President
Tadao Saika	Executive Officer	District Sales Headquarters
Hideaki Morita	Executive Officer	Kinki (Osaka) Sales Headquarters
Eiji Mitani	Executive Officer	Administration Center, Tokyo Sales Headquarters
Masayuki Okamoto	Executive Officer	Strategic Investment Planning Group, Investment Banking Headquarters

Name	Title	Areas of duties
Tadao Tsuya	Executive Officer	Corporate Planning Office
Makoto Inoue	Executive Officer	Alternative Investment & Development Headquarters
Haruyuki Urata	Executive Officer	Human Resources & Corporate Administration Headquarters
Kazuo Kojima	Executive Officer	Real Estate Finance Headquarters
Yuki Ohshima	Executive Officer	International Headquarters
Teruo Isogai	Group Executive	President, ORIX Auto Corporation
Tamio Umaki	Group Executive	President, ORIX Rentec Corporation
Yutaka Okazoe	Group Executive	Deputy President, ORIX Real Estate Corporation
Tetsuo Matsumoto	Group Executive	Deputy President, ORIX Real Estate Corporation
Izumi Mizumori	Group Executive	President, ORIX Life Insurance Corporation
Yoshiyuki Yoshizumi	Group Executive	Deputy President, ORIX Auto Corporation
Tsutomu Matsuzaki	Group Executive	President, Nittetsu Lease, Co., Ltd.
Yoshiyuki Yamaya	Group Executive	President, ORIX Credit Corporation

EMPLOYEES

As of March 31, 2005, we had 13,734 full-time employees, compared to 12,481 as of March 31, 2004 and 11,833 as of March 31, 2003. We employ 1,619 staff in the Corporate Financial Services segment, 1,661 staff in the Automobile Operations segment, 881 staff in the Rental Operations segment, 913 staff in the Real Estate Finance segment, 1,250 staff in the Real Estate segment, 511 staff in the Life Insurance segment, 2,597 staff in the Other segment, 573 staff in the Americas segment, 1,986 staff in the Asia, Oceania and Europe segment and 1,743 staff as part of our headquarters function as of March 31, 2005. Some of our employees are represented by a union. We consider our labor relations to be excellent.

The mandatory retirement age for our employees is 60, and varies for our subsidiaries and affiliates. ORIX announced in June 1999 an early voluntary retirement program which is available to ORIX employees who are at least 54 years old. Beginning in April 2005, the age was reduced to 50 years old. Employees who take advantage of this program receive their accrued retirement package plus an incentive premium.

ORIX and some of its subsidiaries have established contributory and non-contributory funded pension plans covering substantially all of their employees. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or to pension payments. The amounts of these payments are determined by points that are accumulated every year based on an individual’s annual salary or on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. In addition, until June 2003, directors and corporate auditors of ORIX and some subsidiaries received lump-sum payments upon termination of their services under unfunded termination plans. These payments were discontinued by ORIX after June 2003. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥7,094 million, ¥9,564 million and ¥4,961 in fiscal 2003, 2004 and 2005, respectively.

SHARE OWNERSHIP

As of March 31, 2005, the directors, executive officers and group executives of the Company directly held an aggregate of 95,685 Shares, representing 0.11% of the total Shares then in issue.

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

Compensation for directors, executive officers and group executives in fiscal 2005 was ¥1,429 million in the aggregate.

In addition, in June 2005, we introduced a stock compensation program. In the program, some of the cash compensation and stock options given to directors, executive officers and group executives will be reduced. Instead, the individuals will be assigned points based on their rank each year that can be converted into the Shares at a price calculated based on the then-prevailing market price of the Shares upon retirement from the company. The total number of points granted to directors, executive officers and group executives for fiscal 2005 is equivalent to a maximum of 33,000 Shares. We expect the Shares will be granted from existing treasury stock or new Shares will be issued as necessary. In addition, in June 2005 we established guidelines for directors, executive officers and group executives to own shares of the company. Such purchases are to be made with each individual’s own funds and are not part of compensation.

There are no service contracts between any of our directors or executive officers and the Company or any of its subsidiaries providing for benefits upon termination of the employment.

The following table shows the names of directors, executive officers and group executives who received, or in the case of 2005 are expected to receive, stock options, and the number of Shares for which they were, or in the case of 2005 are expected to be, granted options, under the 1998, 1999, 2000, 2001, 2002, 2003, 2004 and 2005 stock option plans (except warrant plans). The specific number of Shares to be granted to each individual under the 2005 stock option plan has not yet been approved. Each unit of the Shares has one vote. We have not issued any preferred shares. Titles for each individual as of June 21, 2005, unless otherwise described, are as follows:

Name	Title	1998-2003 stock option plans	2004 stock option plan	2005 stock option plan (1)
Yoshihiko Miyauchi	Director, Chairman and Chief Executive Officer	133,000	21,000	11,000
Yasuhiko Fujiki	Director, President and Chief Operating Officer	66,000	13,000	7,000
Shunsuke Takeda	Director, Vice Chairman and Chief Financial Officer	56,000	9,000	5,000
Hiroaki Nishina	Director and Deputy President	37,500	7,000	4,500
Kenji Kajiwara	Director and Deputy President	27,500	6,500	4,500
Yukio Yanase	Director and Deputy President	—	6,000	4,500
Masaaki Yamamoto	Director	9,600	4,500	2,500
Tatsuya Tamura	Outside Director	5,500	1,500	1,000
Akira Miyahara	Outside Director	5,500	1,500	1,000
Yoshinori Yokoyama	Outside Director	3,000	1,500	1,000
Paul Sheard	Outside Director	1,500	1,500	1,000
Hirotaka Takeuchi	Outside Director	1,500	1,500	1,000
Hiroshi Nakajima	Corporate Executive Vice President	34,000	6,500	3,500
Koichiro Muta	Corporate Executive Vice President	16,000	5,500	3,300
Takeshi Sato	Corporate Executive Vice President	39,000	6,000	3,300
Masahiro Matono	Corporate Senior Vice President	34,000	5,500	3,000
Masaru Hattori	Corporate Senior Vice President	31,500	5,500	3,000
Nobuyuki Kobayashi	Corporate Senior Vice President	29,000	5,500	3,000
Akira Fukushima	Corporate Senior Vice President	18,500	5,000	3,000
Hiroshi Nakamura	Corporate Senior Vice President	13,000	4,500	2,800
Shintaro Agata	Corporate Senior Vice President	17,000	4,500	2,800
Kozo Endo	Executive Officer	17,000	4,500	2,500
Tadao Saika	Executive Officer	6,400	4,500	2,500
Hideaki Morita	Executive Officer	6,900	4,500	2,500
Eiji Mitani	Executive Officer	7,600	4,500	2,500
Masayuki Okamoto	Executive Officer	3,500	4,000	2,500
Tadao Tsuya	Executive Officer	—	1,000	2,300
Makoto Inoue	Executive Officer	3,600	1,800	2,300
Haruyuki Urata	Executive Officer	2,600	1,500	2,300
Kazuo Kojima	Executive Officer	3,900	1,800	2,300
Yuki Ohshima	Executive Officer	3,800	1,500	2,300
Teruo Isogai	Group Executive	36,000	4,500	2,500
Tamio Umaki	Group Executive	22,500	4,500	2,500
Yutaka Okazoe	Group Executive	9,600	4,500	2,500
Tetsuo Matsumoto	Group Executive	13,800	4,500	2,500
Izumi Mizumori	Group Executive	9,000	4,500	2,500
Yoshiyuki Yoshizumi	Group Executive	10,500	4,500	2,500
Tsutomu Matsuzaki	Group Executive	10,500	4,500	2,500
Yoshiyuki Yamaya	Group Executive	4,300	1,800	2,300

STOCK OPTION AND WARRANT PLANS

ORIX has adopted various employee incentive plans. The purpose of ORIX’s stock option and warrant plans is to enhance the awareness of the option holders of the link between management, corporate performance and stock price, and, in this way, improve the business results of ORIX. These plans are administered by the Human Resources Group of ORIX. For further discussion of stock-based compensation, see Note 17 in “Item 18. Financial Statements.”

Stock Option Plans

Our shareholders approved Stock Option Plans at the annual general meeting of shareholders in the years from 1997 to 2000 inclusive, under which Shares were purchased from the open market and held by ORIX for transfer to Directors and Corporate Executive Officers and some employees of ORIX upon the exercise of their options. Shareholders also approved Warrant Plans for the years 1998 to 2001, a stock subscription rights plan in 2001 and stock acquisition rights plans in 2002, 2003, 2004 and 2005.

Under the 1997 to 1999 Stock Option Plans, the exercise prices of the options were adjusted on April 1, 2000 to reflect the subdivision of each share of common stock into 1.2 Shares, which was implemented on May 19, 2000. Options granted under Stock Option Plans generally expire one year after the termination of the option holder’s service with ORIX.

At the annual general meeting of shareholders in June 2005, ORIX’s shareholders approved the 2005 Stock Acquisition Rights Plan, under which Stock Acquisition Rights of a maximum of 5,800 each convertible into 100 new Shares, will be granted to directors, executive officers and some employees of ORIX and directors, corporate auditors and certain employees of subsidiaries and affiliates.

	Shares granted	Exercise price per Share	Option expiration date
1998 Stock Option Plan	146,000	¥7,784	June 26, 2008
1999 Stock Option Plan	145,000	10,393	June 29, 2009
2000 Stock Option Plan	316,700	16,272	June 29, 2010
2001 Stock Subscription Rights Plan	300,900	12,329	June 28, 2011
2002 Stock Acquisition Rights Plan	453,300	7,452	June 26, 2012
2003 Stock Acquisition Rights Plan	516,000	7,230	June 25, 2013
2004 Stock Acquisition Rights Plan	640,000	12,121	June 23, 2014
2005 Stock Acquisition Rights Plan (1)	580,000	—	June 21, 2015

(1)	The number of Shares authorized to be granted is 580,000. The actual number of Shares granted pursuant to such authority may be less than the number authorized.

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

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders as of March 31, 2005 registered on our Register of Shareholders. Each unit of the Shares has one vote and our major shareholders have no different voting rights. We do not issue any preferred shares.

Name	Number of Shares held	Percentage of total Shares in issue
	(thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	10,293	11.70
The Master Trust Bank of Japan, Ltd (Trust Account)	7,373	8.38
State Street Bank and Trust Company	5,572	6.33
State Street Bank and Trust Company 505103	4,120	4.68
The Chase Manhattan Bank, N.A. London	2,854	3.24
The Chase Manhattan Bank 385036	1,761	2.00
The Chase Manhattan Bank, N.A. London SL Omnibus Account	1,662	1.89
JPM CBUSA Residents Pension Jasdec Lend 385051	1,402	1.59
Nippon Life Insurance Company	1,385	1.57
Trust & Custody Services Bank, Ltd. (Trust Account B)	1,380	1.57

ORIX is not directly or indirectly owned or controlled by any corporations, natural or legal persons severally or jointly. As of March 31, 2005, the percentage of outstanding Shares held by overseas corporations and individuals was 57.2%. On March 31, 2005, approximately 2,258,320 ADSs were outstanding. This is equivalent to 1,129,160 or approximately 1.3% of the total number of Shares outstanding on that date. On that date, ADSs were held by 3 record holders, including 2 record holders in the United States holding 2,258,080 ADSs.

In July 2005, we received a copy of a filing made by Wellington Management Company, LLP, or Wellington Management, to the Kanto Regional Finance Bureau on July 11, 2005 indicating that Wellington Management held 4,521,914 Shares, representing 5.14% of ORIX’s outstanding Shares, as part of Wellington Management’s assets under management.

We received a copy of a filing made by Capital Group International, Inc., or CGII, to the Kanto Regional Finance Bureau on April 27, 2005 indicating that CGII held 9,289,510 Shares, representing 10.56% of ORIX’s outstanding Shares. In addition, in February 2005, ORIX received from CGII a notice that included a copy of a Schedule 13G filed by CGII and Capital Guardian Trust Company on February 11, 2005 pursuant to Rule 13d-1(b) under the Securities and Exchange Act of 1934, or the Act. The notice indicated that neither CGII nor any of its affiliates owned Shares for its own account and that the Shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to “beneficially own” 9,244,690 Shares as of December 31, 2004, representing 10.9% of ORIX’s outstanding Shares at that time, of which 5,371,650 Shares, representing 6.4% of ORIX’s outstanding Shares, were held by the Capital Guardian Trust Company.

In March 2005, we received a copy of a filing made by the Nomura Group to the Kanto Regional Finance Bureau on March 15, 2005 indicating that the Nomura Group held 4,411,050 Shares, representing 5.21% of ORIX’s outstanding Shares, as part of the Nomura Group’s assets under management. In June 2005, we received a copy of a report filed on June 15, 2005 indicating that the Nomura Group held 4,252,000 Shares, representing 4.83% of ORIX’s outstanding Shares.

In July 2004, we received a copy of a filing made by Mitsui Asset Trust and Banking Company, Limited, or Mitsui Asset Trust, to the Kanto Regional Finance Bureau on July 15, 2004 indicating that Mitsui Asset Trust held 2,306,000 shares of the Company’s common stock, representing 2.73% of ORIX’s outstanding Shares, as part of Mitsui Asset Trust’s assets under management.

RELATED PARTY TRANSACTIONS

As of March 31, 2005, no person was the beneficial owner of more than 10% of any class of the Shares (with the possible exception of CGII for the reasons described above) which might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with CGII, Nomura Group, Mitsui Asset Trust, Wellington Management or other shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain key management personnel or with certain companies over which we, or our key management personnel, may have a significant influence. Our business relationships with these companies and individuals cover many of the financial services we provide our clients generally. We believe we conduct our business with these companies and individuals in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in us, if they were not our key management personnel, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

Since the beginning of our preceding three fiscal years, there have been no transactions or outstanding loans, including guarantees of any kind, and there are none currently proposed, that are material to us, or to our knowledge, to the other party, between us and any (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel, including directors and senior management of companies and close members of such individuals’ families; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence. We note, however, that ORIX has entered into a contract with Global Management Institute Inc. that is headed by President Tatsuya Tamura, who is also an outside director of ORIX. Under the contract, ORIX pays ¥6 million per year to receive information on the Japanese and global economies and industries as well as information needed for examining specific areas. We believe this transaction has been conducted in the normal course and is on terms equivalent to those that would exist if our key management personnel did not have significant influence over Global Management Institute. Although this transaction is not material to us or, to our knowledge, to Global Management Institute, it may in fact be material to Global Management Institute. The present contract for these services will expire in July 2005 and will not be renewed.

There are no outstanding loans (including guarantees of any kind) made by the Company or any of its subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph except for the following. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) in the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all of our affiliates, including those which may fall within the meaning of a related party, totaled ¥9,817 million as of March 31, 2005 and did not exceed ¥9,817 million over the entire fiscal year. In April 2005, we also refinanced approximately ¥32 billion of DAIKYO’s debt as part of our efforts to strengthen DAIKYO’s finances. The loan is a floating rate loan at TIBOR plus 300 basis points and reset every three months. The contract extends until March 2008. The loan is secured by an office building that is DAIKYO’s head office and by other assets. As of June 30, 2005, the outstanding balance on this loan was ¥30,104 million. We believe these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

Item 8. Financial Information

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.”

LEGAL PROCEEDINGS

See “Item 4. Information on the Company—Legal Proceedings.”

DIVIDEND POLICY AND DIVIDENDS

See “Item 10. Additional Information—Dividend Policy and Dividends.”

SIGNIFICANT CHANGES

None.

Item 9. The Offer and Listing

TOKYO STOCK EXCHANGE

The primary market for the Shares is the Tokyo Stock Exchange. The Shares have been traded on the First Section of the Tokyo Stock Exchange since 1973 and are also listed on the First Section of The Osaka Securities Exchange. The Shares were delisted from the Nagoya Stock Exchange on October 23, 2004.

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

TOKYO STOCK EXCHANGE PRICE SHARE

	Price per Share		Translated into dollars per ADS
	High	Low	High	Low
Year ended March 31, 2001	¥16,980	¥8,600	$81	$35
Year ended March 31, 2002	13,330	8,820	56	38
Year ended March 31, 2003	11,490	5,650	46	24
Year ended March 31, 2004	12,550	4,850	59	20
First fiscal quarter	6,940	4,850	29	20
Second fiscal quarter	8,930	6,660	40	28
Third fiscal quarter	10,030	7,590	46	35
Fourth fiscal quarter	12,550	8,790	59	42
Year ended March 31, 2005	14,790	9,950	71	44
First fiscal quarter	12,940	9,950	60	44
Second fiscal quarter	12,580	10,780	58	49
Third fiscal quarter	13,920	11,140	67	52
Fourth fiscal quarter	14,790	12,970	71	62
Year ending March 31, 2006
First fiscal quarter	16,800	13,330	76	63
Recent six months
January 2005	14,020	13,330	67	65
February 2005	13,850	12,970	66	62
March 2005	14,790	13,450	71	64
April 2005	14,870	13,330	69	63
May 2005	15,990	14,200	74	68
June 2005	16,800	15,450	76	72

In May 2000, ORIX implemented the subdivision of each of common stock registered on its register of shareholders as of March 31, 2000 into 1.2 Shares. The per-share prices set forth above have not been adjusted to reflect that subdivision.

NEW YORK STOCK EXCHANGE

The ADSs are listed on the New York Stock Exchange under the symbol “IX.”

Two ADSs represent one share. On March 31, 2005, approximately 2,258,320 ADSs were outstanding. This is equivalent to 1,129,160 or approximately 1.3% of the total number of Shares outstanding on that date. On that date, ADSs were held by 3 record holders, including 2 record holders in the United States holding 2,258,080 ADSs. The per ADS prices below were not adjusted as a result of the share subdivision mentioned above.

The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE PRICE PER ADS

	High	Low	Average daily trading volume (shares)
			(thousands)
Year ended March 31, 2001	$78.25	$37.30	7,701
Year ended March 31, 2002	54.85	36.55	3,037
Year ended March 31, 2003	45.31	25.05	3,030
Year ended March 31, 2004	57.60	20.70	3,798
First fiscal quarter	29.00	20.70	3,276
Second fiscal quarter	39.60	28.36	3,645
Third fiscal quarter	45.35	35.00	4,031
Fourth fiscal quarter	57.60	41.90	4,245
Year ended March 31, 2005	71.75	44.05	4,702
First fiscal quarter	58.15	44.05	6,068
Second fiscal quarter	57.50	49.88	3,266
Third fiscal quarter	68.60	51.79	2,838
Fourth fiscal quarter	71.75	61.70	6,756
Year ending March 31, 2006
First fiscal quarter	76.80	64.49	5,378
Recent six months
January 2005	68.65	64.59	6,710
February 2005	67.16	61.70	8,863
March 2005	71.75	64.27	4,977
April 2005	68.80	64.49	6,438
May 2005	72.70	69.39	3,862
June 2005	76.80	71.85	5,814

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

PURPOSES

The purposes of the Company, as provided in Article 2 of our articles of incorporation, are to engage in the following businesses: (i) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types; (ii) lease, purchase and sale, ground preparation, development, maintenance and management of real property; (iii) lending of money, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations and other financial business; (iv) holding, investment in, management, purchase and sale of securities; (v) holding, management, purchase and sale of mortgage certificates; (vi) business of investment in and sale of commodities, and advisory business in respect of investment in commodities; (vii) securities broker business; (viii) trust agreement agency business; (ix) business of sale of trust beneficiary rights; (x) acting as an agent for collection of money and for calculation work of enterprises; (xi) manufacture, processing, repair and sale of furniture, interior goods, transport machinery and equipment, etc.; (xii) water transport, road transport of cargo and warehousing; (xiii) contracting for construction and civil engineering, and design and supervision thereof; (xiv) planning, developing, contracting for, lease and sale of intangible property rights such as copyrights, industrial property rights, etc.; (xv) information services, telecommunication, advertising and publishing business; (xvi) management of facilities for sports, lodging, medical treatment and social education, etc.; (xvii) management of restaurants and tour business; (xviii) conducting cultural projects, sports, etc.; (ixx) business of dispatching workers to enterprises; (xx) purchase and sale of antiques; (xxi) services relating to the collection, transportation and disposal of ordinary waste products and industrial waste products; (xxii) generation of electric power and supply of electricity; (xxiii) brokerage, agency, investigation and consulting for business relating to any of the preceding items; (xxiv) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance; (xxv) investment advisory business relating to real estate, securities and other financial assets; (xxvi) engaging in, banking, trust and credit management and collection business operations, as a result of the acquisition of shares in a company engaged in those activities; and (xxvii) any and all business related to any of the preceding items.

DIRECTORS AND BOARD OF DIRECTORS

There shall be no less than three directors of the Company (Article 20). Directors shall be elected at a general meeting of shareholders. In the case of the above election, shareholders representing not less than one-third of the number of voting rights of all shareholders shall attend such meeting. In the case of election of directors, cumulative voting shall not be used (Article 21). The term of office of a director shall expire upon conclusion of the annual general meeting of shareholders relating to the last fiscal year ending within one year after a director assumes his or her office (Article 22). Resolutions of the board of directors shall be adopted by a majority of the directors present at a meeting attended by a majority of the directors (Article 25). Remuneration of directors shall be determined by resolution of the Compensation Committee (Article 27).

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

GENERAL MEETING OF SHAREHOLDERS

The annual general meeting of shareholders shall be held in June of each year and an extraordinary general meeting of shareholders shall be held whenever necessary. Notices for calling of an annual general meeting of shareholders and an extraordinary general meeting of shareholders shall be dispatched at least two weeks prior to the date set for such meetings (Article 14). General meetings of shareholders shall be called by a representative executive officer pursuant to a resolution of the board of directors (Article 15).

Generally, those shareholders of the Company registered as having voting rights on the Register of Shareholders and the Register of Substantial Shareholders as of the end of a given fiscal year are permitted to exercise their rights at the annual general meeting of shareholders concerning that fiscal year and those shareholders of the Company registered as having voting rights on the Register of Shareholders as of a record date properly fixed by the Company are permitted to exercise their rights at the extraordinary general meeting of shareholders (Article 13).

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

The following table shows the amount of cash dividends paid by ORIX in each of the fiscal years indicated, which amounts are translated into dollars per ADS at the noon buying rate on each of the dates of the annual general meetings of shareholders or from the year ended March 31, 2004 the date of the commencement of dividend payment.

Year ending	Cash Dividends per Share	Translated into dollar per ADS
March 31, 2001	¥15.00	$0.06
March 31, 2002	15.00	0.06
March 31, 2003	15.00	0.06
March 31, 2004	25.00	0.11
March 31, 2005	25.00	0.12

In consideration of the long downward trend in the dividend payout ratio and discussions in Japan and overseas concerning the taxation of dividends, shareholders approved a resolution on June 25, 2003 at the annual general meeting of shareholders to raise our dividend to ¥25.00 from the level of ¥15.00, which had been maintained for 13 years since the fiscal year ended March 31, 1990. The board of directors agreed to pay a dividend of ¥40.00 at a meeting held on May 20, 2005. This dividend was paid to shareholders of record as of March 31, 2005.

We believe we should use retained earnings mainly to invest in new growth opportunities as we strive to achieve returns for shareholders by increasing our corporate value over the long run. This basic dividend policy has not changed even though we have increased our dividend for shareholders of record as of March 31, 2005.

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

Pursuant to the amendment to the Special Taxation Measures Law, dividends paid to U.S. holders of Shares or ADSs are generally subject to a Japanese withholding tax at the rate of 7% for the period from January 1, 2004 to March 31, 2008.

TAXATION

JAPANESE TAXATION

The following is a summary of the principal Japanese tax consequences for owners of the Shares or ADSs who are non-resident individuals of Japan or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable (“non-resident Holders”). The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or conventions for the avoidance of double taxation occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor and potential investors are advised to satisfy themselves as to:

•	the overall tax consequences of the acquisition, ownership and disposition of Shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence, by consulting their own tax advisers.

Shares

Generally, a non-resident Holder is subject to Japanese withholding tax on dividends on Shares or ADSs paid by us. Stock splits are not subject to Japanese income or corporation tax.

Pursuant to the Special Taxation Measures Law, the Japanese withholding tax rate applicable to dividends on Shares or ADSs paid to non-resident Holders by us is 7% for dividends due and payable on or before March 31, 2008. Japan has entered into income tax treaties, conventions and agreements where this withholding tax rate is, in some cases, reduced to a lower percentage for portfolio investors. Non-resident Holders in the countries who are entitled to this reduced Japanese withholding tax rate are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant Japanese tax authority before the payment of dividends. A standing proxy for a non-resident Holder may provide such application service. Non-resident Holders who do not submit an application in advance will be entitled to claim the refund from the relevant Japanese tax authority of those withholding taxes withheld in excess of the rate of an applicable tax treaty.

The Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Tax Convention, provides for a maximum rate of Japanese withholding tax which may be imposed on dividends paid to a United States resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rate is generally limited to 10% of the relevant dividends.

Gains derived from the sale outside Japan of Shares or ADSs, or from the sale of Shares or ADSs within Japan by a non-resident Holder, are, in general, not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired Shares or ADSs as legatee, heir or donee.

UNITED STATES TAXATION

The following discussion describes the material United States federal income tax consequences of ownership and disposition of Shares or ADSs held as capital assets by United States Holders (as defined below).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of their particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding Shares or ADSs as part of a hedge, straddle, conversion transaction or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	persons that own or are deemed to own 10% or more of the voting stock of the Company;

•	persons carrying on a trade or business in Japan through a permanent establishment; or

•	person who acquired Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

This summary is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this annual report may affect the tax consequences described herein.

As used herein, the term “United States Holder” means a beneficial owner of Shares or ADSs that is for United States federal income tax purposes:

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

Persons considering the purchase of Shares or ADSs should consult their tax advisors with regard to the PFIC rules described below as well as the application of other United States federal income tax laws relevant to their particular situations and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Shares or ADSs

In general, a United States Holder of ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if the United States Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Accordingly, the analysis of the creditability of Japanese taxes, described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Because we expect to be treated as a passive foreign investment company, as discussed below, dividends paid by us will not be eligible for the reduced 15% dividend tax rate otherwise available to certain non-corporate United States Holders. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Japanese taxes, as discussed above under “Taxation—Japanese Taxation—Shares.” The amount of the dividend will be treated as foreign source dividend income to United States Holders and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in yen will be included in the income of a United States Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the United States Holder’s (or, in the case of

ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a United States Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A United States Holder may have foreign currency gain or loss if such holder does not convert the amount of such dividend into U.S. dollars on the date of its receipt.

Subject to applicable limitations that may vary depending upon the United States Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Japanese taxes withheld from dividends on Shares or ADSs not in excess of the rate provided by the Tax Convention will be creditable against the United States Holder’s U.S. federal income tax liability. Japanese taxes withheld in excess of the rate allowed by the U.S. treaty will not be eligible for credit against a United States Holder’s federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, United States Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, United States Holders may, upon election, deduct such otherwise creditable Japanese taxes in computing taxable income, subject to generally applicable limitations under U.S. law.

Passive Foreign Investment Company Rules

If, as expected, we are treated as a PFIC for any year during a United States Holder’s holding period of the Shares or ADSs, and the United States Holder has not made the mark-to-market election for the Shares or ADSs, as described below, the holder will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of Shares or ADSs, including, under proposed Treasury regulations, a disposition pursuant to an otherwise tax-free reorganization, gain recognized by a United States Holder would be allocated ratably over its holding period for the Shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for such year, as appropriate, and an interest charge would be imposed on the tax liability allocated to such taxable year. Further, any distribution in respect of Shares or ADSs in excess of 125 percent of the average of the annual distributions on Shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, would be subject to taxation as described above with respect to the sale or other disposition of Shares.

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

If a United States Holder owns Shares during any year in which we are a PFIC, the holder must file IRS Form 8621 with the IRS.

We urge United States Holders to consult their tax advisers concerning our status as a PFIC and the tax considerations relevant to an investment in a PFIC, including the availability and consequences of making the mark-to-market election discussed above.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments of dividends on the Shares or ADSs and on the proceeds from a sale or other disposition of Shares or ADSs. A United States Holder, other than exempt recipients such as all corporations, will be subject to United States backup withholding tax on these payments if the United States Holder fails to provide our taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding.

The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

We manage interest rate risks as part of our asset-liability management systems, or ALM. We use derivatives to hedge against the adverse impact of interest rate fluctuations. The fair value of our hedged assets and liabilities may rise or fall as a result of interest rate fluctuations, but by using derivatives these fluctuations in value can be reduced or offset. The derivatives we use to manage interest rate risks include interest rate swaps, caps and futures. To hedge exchange rate risks associated with transactions conducted in foreign currencies or investments overseas, we borrow in the appropriate currency in order that assets and liabilities are in the same currency and we also use derivatives including currency swaps and forward contracts. In addition, certain subsidiaries use derivatives that include mainly currency and interest futures in trading activities.

We are exposed to counterparty risk when using derivatives in the event that a counterparty does not fulfill its obligations in the derivative transaction. We attempt to manage this risk by making periodic and when necessary specific checks regarding the amount of notional principal, fair value, the type of transaction and other factors for each counterparty.

To manage derivative transactions, we have established internal controls that include group-wide market risk management regulations that are approved by the ICC. ORIX and each of its subsidiaries that engages in derivatives transactions has established market risk management parameters based on these regulations. Each company that uses derivatives prepares quarterly reports on its derivative transactions. These reports are then presented to ORIX’s Treasury Department and Internal Audit Department. The Treasury Department uses these reports to manage all our derivatives transactions, while the Internal Audit Department inspects derivatives-related accounts and performs checks to ensure that internal rules are observed.

MARKET RISKS

Our primary market risk exposures are to interest rate fluctuations, foreign exchange rate movements and changes in market prices for equity securities. We seek to manage market risk exposures as described under “Item 5. Operating and Financial Review and Prospects—Risk Management.”

Our interest income is exposed to the risk of decreases in market interest rates. Decreases in market interest rates reduce interest income mainly from:

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

Our interest expense is exposed to the risk of increases in market interest rates. Increases in market interest rates increase interest expense mainly from:

•	floating rate long-term debt;

•	short-term debt;

•	deposits; and

•	interest rate swaps in which we pay a floating rate of interest.

Our exposure to floating rate long-term debt is significant. We also have a significant amount of short-term debt. We customarily finance a significant portion of our operations through the issuance of commercial paper and short-term borrowings.

Most of our floating rate long-term debt and short-term debt is denominated in yen and is therefore exposed to the risk of changes in market rates of interest for financial obligations denominated in yen. In principle, our floating rate assets are funded by floating rate debt such as floating rate borrowings.

We have foreign-currency denominated assets and liabilities, and engage in foreign-currency denominated transactions. Although we seek to match the currencies in which our assets and liabilities are denominated, in principal, in certain situations the profits and shareholders’ equity denominated in foreign currencies are not matched and we are exposed to foreign exchange rate risks if these foreign-currency denominated investments are not hedged. These risks include:

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

The table of interest rate sensitivity for non-trading financial instruments summarizes installment loans, interest-bearing bonds and long-and short-term debt. These instruments are further classified as fixed rate and floating rate. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. For interest swaps of derivative financial instruments, the estimated notional principal amounts for each contractual period and the weighted average interest swap rates are disclosed. The average interest rates of financial instruments as of the end of fiscal 2005 are: 4.2% for installment loans, 2.6% for interest-bearing bonds, 1.2% for long- and short-term debt and 0.5% for deposits. The average payment rate of interest rate swaps is 2.6% and the average receipt rate is 1.6%. The average interest rates of financial instruments as of the end of fiscal 2004 are: 4.5% for installment loans, 3.5% for interest-bearing bonds, 1.2% for long- and short-term debt and 0.5% for deposits. The average payment rate of interest rate swaps is 2.6% and the average receipt rate is 1.2%. There is no material change in the balance and the average interest rate of financial instruments.

The following tables contain quantitative information concerning the interest rate risk of ORIX’s financial instruments.

INTEREST RATE SENSITIVITY

NON-TRADING FINANCIAL INSTRUMENTS

	Expected maturity date						Total	March 31, 2005 estimated fair value
	Year ended March 31,					Thereafter
	2006	2007	2008	2009	2010
	(In millions of yen)
Assets:
Installment loans (fixed rate)	¥347,612	¥86,063	¥94,605	¥59,541	¥70,338	¥228,380	¥886,539	¥885,278
Average interest rate	4.6%	8.1%	7.2%	9.1%	7.8%	3.9%	5.6%	—
Installment loans (floating rate)	¥256,248	¥207,570	¥184,314	¥147,578	¥172,646	¥531,702	¥1,500,058	¥1,500,058
Average interest rate	3.5%	3.8%	3.8%	4.1%	3.8%	4.3%	3.4%	—
Investment in securities (fixed rate)	¥40,818	¥35,076	¥21,751	¥27,791	¥67,696	¥102,311	¥295,443	¥305,661
Average interest rate	2.0%	2.2%	2.3%	2.4%	2.8%	3.0%	2.6%	—
Investment in securities (floating rate)	¥4,013	¥2,324	¥1,118	¥76	¥1,163	¥20,590	¥29,284	¥30,832
Average interest rate	2.6%	0.6%	0.9%	3.7%	7.5%	1.9%	2.1%	—
Liabilities:
Short-term debt	¥947,871	¥—	¥—	¥—	¥—	¥—	¥947,871	¥947,871
Average interest rate	1.3%	—	—	—	—	—	1.3%
Deposits	¥172,764	¥50,518	¥48,263	¥12,114	¥52,929	¥—	¥336,588	¥341,846
Average interest rate	0.3%	0.7%	0.7%	0.6%	0.9%	—	0.5%
Long-term debt (fixed rate)	¥376,336	¥272,905	¥230,815	¥249,493	¥141,237	¥219,296	¥1,490,082	¥1,501,954
Average interest rate	1.3%	1.1%	1.3%	1.0%	1.4%	1.6%	1.3%	—
Long-term debt (floating rate)	¥351,836	¥301,265	¥243,151	¥140,196	¥253,740	¥81,593	¥1,371,781	¥1,371,781
Average interest rate	1.2%	1.0%	0.8%	0.9%	0.7%	1.2%	1.0%	—

NON-TRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected maturity date						Total	March 31, 2005 estimated fair value
	Year ended March 31,					Thereafter
	2006	2007	2008	2009	2010
	(In millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥132,370	¥59,840	¥42,479	¥42,448	¥44,206	¥24,013	¥345,356	¥(1,940)
Average pay rate	2.7%	2.3%	2.6%	2.7%	1.8%	5.2%	2.7%
Average receive rate	1.2%	1.8%	2.1%	1.5%	0.8%	2.6%	1.5%
Notional amount (fixed to floating)	¥10,830	¥500	—	—	—	¥10,152	¥21,482	¥224
Average pay rate	0.7%	3.7%				0.9%	0.9%
Average receive rate	2.9%	3.8%	—	—	—	2.0%	2.5%

	Notional amount	Weighted average strike rate	March 31, 2005 estimated fair value
	(In millions of yen)		(In millions of yen)
Caps held	44,752	0.6%	7

Although we have a foreign currency transaction policy of basically keeping the same balance of foreign currency-denominated assets and liabilities and we do not hold market risk sensitive instruments bearing significant foreign currency risk for trading purposes, there at times may be a small amount of net exposure to foreign currency exchange risk. For example, we are exposed to exchange rate risk from certain investments denominated in dollars and funded in euros. When the euro appreciates against the dollar, we incur foreign currency translation losses. However, the foreign currency translation losses related to these investments are hedged by operating cash flows denominated in euro over the operating period of the investments.

We identified all positions subject to a change in the value of the foreign currency and calculated the potential loss in future earnings resulting from several hypothetical scenarios of 10% changes in related currencies. The largest loss results from a scenario at the end of fiscal 2004 where the euro appreciates against the dollar. The largest loss results were at the end of fiscal 2005 where the euro appreciates against the dollar. Based on these scenarios, exchange losses in future earnings are ¥1,043 million at the end of fiscal 2004 and ¥996 million at the end of fiscal 2005.

We have marketable equity securities held for purposes other than trading, which are subject to price risk arising from changes in their market prices. A 10% uniform upward and downward movement in stock prices is assumed for calculating the fair value sensitivity of our equity securities. The following table shows the sensitivity of our investments to changes in equity prices as of March 31, 2004 and 2005.

As of March 31, 2004
-10%	±0%	+10%
(In millions of yen)
¥(5,904)	¥0	¥5,904

As of March 31, 2005
-10%	±0%	+10%
(In millions of yen)
¥(5,405)	¥0	¥5,405

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

As of March 31, 2005, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms.

There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Masaaki Yamamoto is an “audit committee financial expert”, within the meaning of the current rules of the U.S. Securities and Exchange Commission. Masaaki Yamamoto is “independent” as required by Section 303A.06 of the New York Stock Exchange Listed Company Manual.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. During fiscal 2005, ORIX amended its code of ethics to reflect the renaming of the Compliance Coordination Office to the Compliance Department. Pursuant to the amended Code of Ethics, officers of ORIX covered by ORIX’s Code of Ethics are required to promptly bring to the attention of the Company’s Executive Officer of the Compliance Department any information concerning any violations of the Code of Ethics.

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2004, our auditors (including Japanese and overseas affiliates of KPMG AZSA & Co. (Formerly Asahi & Co) billed us ¥522 million for direct audit fees. In fiscal 2005, our auditors billed us ¥611 million for direct audit fees.

AUDIT-RELATED FEES

In fiscal 2004, our auditors billed us ¥62 million for audit-related services, including services related to due diligence. In fiscal 2005, our auditors billed us ¥31 million for audit-related services, including services related to due diligence.

TAX FEES

In fiscal 2004, our auditors billed us ¥62 million for tax-related services, including tax compliance and tax advice. In fiscal 2005, our auditors billed us ¥83 million for tax-related services, including tax compliance and tax advice.

ALL OTHER FEES

In fiscal 2004, our auditors billed us ¥1 million for other products and services which included primarily consulting services. In fiscal 2005, our auditors billed us ¥17 million for other products and services which included primarily consulting services.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

In terms of audit and audit-related services, every year the independent certified public auditor draws up its annual audit plan and annual budget, which is evaluated by ORIX’s Accounting Department. Subsequently, pre-approval is obtained from the Audit Committee.

Regarding non-audit-related services, this is in principle not entrusted to the independent certified public auditor or their group. In the case that ORIX must engage the services of the independent auditor, pre-approval is obtained from the Audit Committee on a case-by-case basis only after the reason has been specified.

Item 16D. Exemptions from the Listing Standards for the Audit Committee

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Fiscal 2005	(a) Total number of Shares (or Units) Purchased (i)	(b) Average Price Paid per Share (or Unit) (ii)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (ii)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
April 1 to 30	1,149	11,922	0	0
May 6 to 31	457	11,147	0	0
June 2 to 30	1,155	12,145	0	0
July 1 to 28	638	12,225	0	0
August 3 to 27	304	11,488	0	0
September 2 to 29	619	11,619	0	0
October 1 to 28	368	11,478	0	0
November 2 to 30	1,330	12,780	0	0
December 1 to 30	1,411	13,223	0	0
January 4 to 31	1,126	13,692	0	0
February 1 to 25	756	13,456	0	0
March 1 to 30	4,006	14,524	0	0
Total	13,319	13,136	0	0

(i)	One unit of the Shares is comprised of 100 Shares. Each unit of the Shares has one vote. A holder who owns Shares in other than a multiple of 100 will own less than a whole unit (i.e., for the portion constituting fewer than 100 Shares). Under the unit share system, holders of Shares constituting less than a unit have the right to require ORIX to purchase their Shares and the right to require ORIX to sell them additional Shares to create a whole unit of 100 Shares. The total number of Shares purchased in column (a) represents Shares that ORIX purchased at the request of shareholders who held less than one unit of shares.
(ii)	No plan or program to purchase Shares was announced in fiscal 2005 nor up until the filing of this annual report.

PART III

Item 17. Financial Statements

ORIX has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-66.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a	)	Consolidated Balance Sheets as of March 31, 2004 and 2005 (page F-4)

(b	)	Consolidated Statements of Income for the years ended March 31, 2003, 2004 and 2005 (page F-5)

(c	)	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2003, 2004 and 2005 (page F-6)

(d	)	Consolidated Statements of Cash Flows for the years ended March 31, 2003, 2004 and 2005 (page F-7)

(e	)	Notes to Consolidated Financial Statements (page F-8 to F-70)

(f	)	Schedule II. – Valuation and Qualifying Accounts and Reserves (page F-71)

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 21, 2005

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on April 26, 2005

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on May 20, 2005

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of independent registered public accounting firm

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

Date: July 14, 2005

(This page intentionally left blank.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2005. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, as of April 1, 2002, the Company and its subsidiaries changed the accounting for unamortized deferred credits and goodwill resulting from prior business combinations and equity method investments.

The accompanying consolidated financial statements as of and for the year ended March 31, 2005 have been translated into United States dollars solely for the convenience of the readers. We have recomputed the translation, and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis set forth in Note 1 (ab).

KPMG AZSA & Co.

Tokyo, Japan

May 18, 2005

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2004 AND 2005

ORIX Corporation and its Subsidiaries

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Assets
Cash and cash equivalents	¥152,235	¥145,380	$1,354
Restricted cash	35,621	53,193	495
Time deposits	677	8,678	81
Investment in direct financing leases	1,453,575	1,451,574	13,517
Installment loans	2,234,940	2,386,597	22,224
Allowance for doubtful receivables on direct financing leases and probable loan losses	(128,020)	(115,250)	(1,073)
Investment in operating leases	536,702	619,005	5,764
Investment in securities	551,928	589,271	5,487
Other operating assets	72,049	82,651	770
Investment in affiliates	157,196	274,486	2,556
Other receivables	142,711	160,263	1,492
Inventories	121,441	113,203	1,054
Prepaid expenses	44,139	45,082	420
Office facilities	71,196	65,410	609
Other assets	178,567	189,410	1,763

	¥5,624,957	¥6,068,953	$56,513

Liabilities and shareholders’ equity
Short-term debt	¥903,916	¥947,871	$8,826
Deposits	292,545	336,588	3,134
Trade notes, accounts payable and other liabilities	279,852	270,737	2,521
Accrued expenses	96,668	95,407	888
Policy liabilities	592,782	550,880	5,130
Income taxes:
Current	31,703	24,252	226
Deferred	122,234	155,607	1,449
Deposits from lessees	78,491	98,415	917
Long-term debt	2,662,719	2,861,863	26,649

Total liabilities	5,060,910	5,341,620	49,740

Commitments and contingent liabilities
Shareholders’ equity:
Common stock:
Authorized 259,000,000 shares
Issued 84,366,314 shares in 2004 and 87,996,090 shares in 2005	52,068	73,100	681
Additional paid-in capital	70,015	91,045	848
Retained earnings:
Legal reserve	2,220	2,220	21
Retained earnings	481,091	570,494	5,312
Accumulated other comprehensive loss	(33,141)	(1,873)	(17)
Treasury stock, at cost:
675,307 shares in 2004 and 607,384 shares in 2005	(8,206)	(7,653)	(72)

	564,047	727,333	6,773

	¥5,624,957	¥6,068,953	$56,513

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005

ORIX Corporation and its Subsidiaries

	Millions of yen			Millions of dollars
	2003	2004	2005	2005
Revenues:
Direct financing leases	¥122,928	¥112,372	¥113,514	$1,057
Operating leases	159,807	166,587	181,808	1,693
Interest on loans and investment securities	131,590	116,744	136,035	1,267
Brokerage commissions and net gains on investment securities	10,857	26,025	33,906	316
Life insurance premiums and related investment income	138,439	134,154	137,004	1,276
Real estate sales	71,165	98,034	123,162	1,147
Gains on sales of real estate under operating leases	3,257	9,116	1,554	14
Transportation revenues	—	—	55,339	515
Other operating revenues	80,847	93,638	134,628	1,254

Total revenues	718,890	756,670	916,950	8,539

Expenses:
Interest expense	71,380	60,060	56,562	527
Costs of operating leases	117,362	120,566	124,658	1,161
Life insurance costs	125,684	119,653	122,896	1,144
Costs of real estate sales	60,769	88,679	113,830	1,060
Costs of transportation revenues	—	—	46,594	434
Other operating expenses	41,319	52,551	82,833	771
Selling, general and administrative expenses	144,271	161,835	181,620	1,692
Provision for doubtful receivables and probable loan losses	54,706	49,592	39,574	369
Write-downs of long-lived assets	50,682	12,345	11,713	109
Write-downs of securities	14,325	5,240	4,930	46
Foreign currency transaction loss, net	1,211	1,577	783	7

Total expenses	681,709	672,098	785,993	7,320

Operating income	37,181	84,572	130,957	1,219
Equity in net income of affiliates	6,203	17,924	20,043	187
Gains (losses) on sales of affiliates	2,002	(542)	3,347	31

Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	45,386	101,954	154,347	1,437
Provision for income taxes	20,808	51,444	68,826	641
Income from continuing operations	24,578	50,510	85,521	796
Discontinued operations:
Income from discontinued operations, net (including gains on sales of ¥3,747 million in fiscal 2004 and ¥9,964 million in fiscal 2005)	902	4,916	10,037	93
Provision for income taxes	(388)	(2,015)	(4,062)	(37)
Discontinued operations, net of applicable tax effect	514	2,901	5,975	56
Income before extraordinary gain and cumulative effect of a change in accounting principle	25,092	53,411	91,496	852

Extraordinary gain, net of applicable tax effect	3,214	609	—	—
Cumulative effect of a change in accounting principle net of applicable tax effect	1,937	—	—	—

Net income	¥30,243	¥54,020	¥91,496	$852

	Yen			Dollars
Amounts per share of common stock:
Basic:
Income from continuing operations	¥293.74	¥603.58	¥1,016.78	$9.47
Discontinued operations	6.14	34.67	71.04	0.66
Extraordinary gain	38.41	7.27	—	—
Cumulative effect of a change in accounting principle	23.15	—	—	—
Net income	361.44	645.52	1,087.82	10.13

Diluted:
Income from continuing operations	277.27	563.39	937.70	8.73
Discontinued operations	5.77	31.47	64.48	0.60
Extraordinary gain	36.14	6.60	—	—
Cumulative effect of a change in accounting principle	21.77	—	—	—
Net income	340.95	601.46	1,002.18	9.33
Cash dividends	15.00	25.00	25.00	0.23

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005

ORIX Corporation and its Subsidiaries

	Millions of yen			Millions of dollars
	2003	2004	2005	2005
Common stock:
Beginning balance	¥51,854	¥52,067	¥52,068	$485
Exercise of warrants, stock acquisition rights and stock options	213	1	1,032	10
Conversion of convertible bond	—	—	20,000	186

Ending balance	52,067	52,068	73,100	681

Additional paid-in capital:
Beginning balance	69,823	70,002	70,015	652
Exercise of warrants, stock acquisition rights and stock options	211	8	1,031	10
Conversion of convertible bond	—	—	19,999	186
Other, net	(32)	5	—	—

Ending balance	70,002	70,015	91,045	848

Legal reserve:
Beginning balance	2,220	2,220	2,220	21

Ending balance	2,220	2,220	2,220	21

Retained earnings:
Beginning balance	400,175	429,163	481,091	4,480
Cash dividends	(1,255)	(2,092)	(2,093)	(20)
Net income	30,243	54,020	91,496	852

Ending balance	429,163	481,091	570,494	5,312

Accumulated other comprehensive income (loss):
Beginning balance	(13,440)	(39,747)	(33,141)	(308)
Net change of unrealized gains on investment in securities	(12,839)	23,131	15,102	141
Net change of minimum pension liability adjustments	2,652	(3,785)	6,877	64
Net change of foreign currency translation adjustments	(15,119)	(15,710)	6,019	56
Net change of unrealized losses on derivative instruments	(1,001)	2,970	3,270	30

Ending balance	(39,747)	(33,141)	(1,873)	(17)

Treasury stock:
Beginning balance	(8,124)	(8,247)	(8,206)	(77)
Exercise of stock options	8	202	805	7
Other, net	(131)	(161)	(252)	(2)

Ending balance	(8,247)	(8,206)	(7,653)	(72)

Total shareholders’ equity
Beginning balance	502,508	505,458	564,047	5,253
Increase, net	2,950	58,589	163,286	1,520

Ending balance	¥505,458	¥564,047	¥727,333	$6,773

Summary of comprehensive income:
Net income	¥30,243	¥54,020	¥91,496	$852
Other comprehensive income (loss)	(26,307)	6,606	31,268	291

Comprehensive income	¥3,936	¥60,626	¥122,764	$1,143

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005

ORIX Corporation and its Subsidiaries

	Millions of yen			Millions of dollars
	2003	2004	2005	2005
Cash flows from operating activities:
Net income	¥30,243	¥54,020	¥91,496	$852
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	118,097	121,530	132,158	1,231
Provision for doubtful receivables and probable loan losses	54,706	49,592	39,574	369
Increase (decrease) in policy liabilities	5,889	(15,771)	(41,902)	(390)
Deferred tax provision (benefit)	(23,222)	(2,881)	15,533	145
Gains from securitization transactions	(9,649)	(446)	(12,520)	(117)
Equity in net income of affiliates	(6,203)	(17,924)	(20,043)	(187)
(Gains) losses on sales of affiliates	(2,002)	542	(3,347)	(31)
Extraordinary gain	(3,214)	(609)	—	—
Cumulative effect of a change in accounting principle	(1,937)	—	—	—
Gains on sales of available-for-sale securities	(7,588)	(8,728)	(14,761)	(137)
Gains on sales of real estate under operating lease	(3,257)	(9,116)	(1,554)	(14)
Gains on sales of operating lease assets other than real estate	(4,424)	(2,783)	(4,746)	(44)
Write-downs of long-lived assets	50,682	12,345	11,713	109
Write-downs of securities	14,325	5,240	4,930	46
Decrease (increase) in restricted cash	1,195	(17,393)	(17,517)	(163)
Increase in trading securities	(5,730)	(4,831)	(21,430)	(200)
Increase in inventories	(21,894)	(18,197)	(21,906)	(204)
Increase in prepaid expenses	(2,975)	(1,974)	(975)	(9)
Increase (decrease) in accrued expenses	(2,370)	7,481	8,255	77
Increase in deposits from lessees	4,303	683	19,567	182
Other, net	25,175	2,032	(36,058)	(337)

Net cash provided by operating activities	210,150	152,812	126,467	1,178

Cash flows from investing activities:
Purchases of lease equipment	(923,483)	(873,248)	(942,489)	(8,777)
Principal payments received under direct financing leases	742,183	731,702	633,724	5,901
Net proceeds from securitization of lease receivables, loan receivables and securities	239,050	35,704	191,976	1,788
Installment loans made to customers	(1,214,672)	(1,130,986)	(1,545,297)	(14,390)
Principal collected on installment loans	1,071,841	1,092,698	1,287,144	11,986
Proceeds from sales of operating lease assets	62,323	116,531	73,928	688
Investment in and dividends received from affiliates, net	(23,208)	5,822	(48,257)	(449)
Proceeds from sales of investment in affiliates	2,232	—	14,327	133
Purchases of available-for-sale securities	(193,580)	(90,527)	(219,890)	(2,048)
Proceeds from sales of available-for-sale securities	264,021	164,860	127,452	1,187
Maturities of available-for-sale securities	95,187	88,601	82,373	767
Purchases of other securities	(23,674)	(32,707)	(24,283)	(226)
Proceeds from sales of other securities	21,413	12,648	11,456	107
Purchases of other operating assets	(2,847)	(8,966)	(9,216)	(86)
Proceeds from sales of other operating assets	63,596	10,468	3,539	33
Acquisitions of subsidiaries, net of cash acquired	(13,669)	(8,861)	(12,506)	(116)
Sales of subsidiaries, net of cash disposed	36,469	24	—	—
Other, net	(20,232)	10,215	(31,985)	(297)

Net cash provided by (used in) investing activities	182,950	123,978	(408,004)	(3,799)

Cash flows from financing activities:
Net increase (decrease) in debt with maturities of three months or less	(210,544)	50,109	(34,227)	(319)
Proceeds from debt with maturities longer than three months	2,262,069	1,640,244	1,934,048	18,010
Repayment of debt with maturities longer than three months	(2,624,803)	(2,051,777)	(1,665,050)	(15,505)
Net increase in deposits due to customers	37,224	30,078	44,043	410
Issuance of common stock	392	8	2,052	19
Dividends paid	(1,255)	(2,092)	(2,093)	(19)
Net increase (decrease) in call money	(5,000)	5,000	(5,000)	(46)
Other, net	(123)	146	570	5

Net cash provided by (used in) financing activities	(542,040)	(328,284)	274,343	2,555

Effect of exchange rate changes on cash and cash equivalents	(1,131)	(948)	339	2

Net decrease in cash and cash equivalents	(150,071)	(52,442)	(6,855)	(64)
Cash and cash equivalents at beginning of year	354,748	204,677	152,235	1,418

Cash and cash equivalents at end of year	¥204,677	¥152,235	¥145,380	$1,354

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

ORIX Corporation and its Subsidiaries

1. Significant Accounting and Reporting Policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“US GAAP”), modified for the accounting for stock splits (see (o)). Significant accounting and reporting policies are summarized as follows:

(a) Basis of presenting financial statements

The Company and its domestic subsidiaries maintain their books in conformity with Japanese accounting practices, which differ in certain respects from US GAAP.

The accompanying consolidated financial statements have been prepared in conformity with US GAAP and, therefore, reflect certain adjustments to these companies’ books and records. The principal adjustments relate to accounting for direct financing leases, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition cost, calculation of policy liabilities, accounting for derivative instruments and hedging activities, accounting for goodwill and intangible assets resulting from business combinations, accounting for pension plans, and a reflection of the income tax effect on such adjustments and reclassification of discontinued operations.

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

The consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (FIN 46(R)) (“Consolidation of Variable Interest Entities”).

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified seven areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (f)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (g)), the determination of impairment of long-lived assets (see (h)) and goodwill (see (w)), the determination of impairment of investment in securities (see (i)), the determination of valuation allowance for deferred tax assets (see (j)), and the determination of benefit obligation and net periodic pension cost (see (m)).

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

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. The Company and its subsidiaries used 180 days for suspending recognition of income prior to fiscal 2003. This change from 180 to 90 days did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against any amounts due until qualifying for a return to accrual status and then any surpluses are recorded as income.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of principal operating lease assets classified as transportation equipment is 8 years, as measuring equipment and personal computers is 4 years, and as real estate is 25 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of formerly leased real estate such as commercial buildings or residential condominiums, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of property management or other participation in performance of the lease asset. Where the Company or its subsidiaries have continuing involvement with the cash flows from disposal of such previously leased real estate, the gains or losses arising from such disposition are separately disclosed as “Gains on sales of real estate under operating leases” whereas if the Company or its subsidiaries have no continuing involvement with the cash flows from such disposed real estate gains or losses are reported as “Discontinued operations-Income from discontinued operations, net.” Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(f) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of endowments, term life insurance and whole life insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. The average rates of assumed investment yields are 2.0%, 1.7% and 1.6% for fiscal 2003, 2004 and 2005, respectively. The Company continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances (“deferred policy acquisition costs”) and amortize over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Amortization charged to income for fiscal 2003, 2004 and 2005 amounted to ¥11,740 million, ¥10,017 million and ¥10,359 million ($96 million), respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Deciding the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually assessed whether each of the loans is impaired. If a loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loan if the loan is collateral dependent. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, prior charge-off experience for each category of collateralized receivables and uncollateralized receivables, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal. The Company and its subsidiaries do not have a practice of charging loans off after they are past due for a specific arbitrary period, for example, six months or one year.

(h) Impairment of long-lived assets

Effective April 1, 2002, the Company and its subsidiaries adopted FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB Statement No. 144 superseded FASB Statement No. 121 (“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”). Under FASB Statement No. 144, impairment losses are recorded with respect to long-lived assets used in operations, consisting primarily of real estate development projects, golf courses and other operating assets, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(i) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In addition, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities in certain other situations. In determining whether the decline in the market value of a debt security is other than temporary, the Company and its subsidiaries consider whether there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. Moreover, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the equity security will recover within the next six months. For financial periods prior to the quarter ended March 31, 2003, the period used for considering whether impairment was other than temporary was twelve months.

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

Retained interests include senior interests, subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of retained interests is other than temporary, the Company and its subsidiaries consider the value of the retained interests to be impaired and record a write-down of the retained interests to fair value.

Fair values of retained interests are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss, discount rate and prepayment rate.

(l) Derivative financial instruments

The Company and its subsidiaries adopted FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”), FASB Statement No. 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activity, an amendment of FASB Statement No. 133”) and FASB 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”). All derivatives are recognized on the balance sheet at their fair values. On the date the Company or subsidiaries enter into a derivative contract, the Company or its subsidiaries designate the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), a hedge of a net investment in foreign operation or a non-hedging transaction. For all hedging relationships, at inception the Company and its subsidiaries formally document the risk-management objective and strategy for undertaking the hedge transaction. The Company and its subsidiaries also document the hedged risk, the hedge type and the hedging instrument for each hedging activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective for a hedge, hedge accounting is discontinued.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain resulting from the changes of the fair value of the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within accumulated other comprehensive income (loss). The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.

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

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company and its subsidiaries continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognize any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company and its subsidiaries continue to carry the derivative at its fair value on the balance sheet and recognize any subsequent changes in its fair value in earnings.

The Company and its subsidiaries also hold derivative instruments for trading purposes, customer accommodation or not qualified as hedging instruments. The Company and its subsidiaries record these derivative instruments on the balance sheet at fair value. The changes in fair values are recorded in earnings.

The Company and its subsidiaries occasionally purchase or originate financial instruments that contain an embedded derivative instrument. Upon acquisition or origination of such financial instrument, the Company and its subsidiaries assess whether the economic characteristics of the embedded derivative instrument are clearly and closely related to the economic characteristics of the financial instrument (“host contract”), whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in earnings, and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. If the embedded derivative instrument is determined not to be clearly and closely related to the host contract, is not currently measured at

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

fair value with changes in fair value reported in earnings, and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and valued at fair value with changes recorded in earnings.

(m) Pension plans

The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and certain subsidiaries accounted for the transfer to the Japanese Government of a substitutional portion of an employees’ pension fund in fiscal 2005 in accordance with EITF Issue No. 03-2 (“Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”). As specified in EITF Issue No. 03-2, the entire separation process was to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88 (“Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”).

(n) Stock-based compensation

Stock-based compensation expense is accounted in accordance with APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) as permitted by FASB Statement No. 123 (“Accounting for Stock-Based Compensation”) amended by FASB Statement No. 148 (“Accounting for Stock-Based Compensation—Transition and Disclosure”). FASB Statement No. 123 provides entities a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25. The Company chose to use the intrinsic value approach pursuant to APB Opinion No. 25 and recognized no compensation expense in fiscal 2003, 2004 and 2005.

Had compensation cost for the Company’s stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) in fiscal 2003, 2004 and 2005 would have been as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
As reported:
Net income	¥30,243	¥54,020	¥91,496	$852
Less: Total stock-based compensation expenses determined by fair value based method	(1,726)	(1,735)	(2,199)	(20)
Pro forma:
Net income	28,517	52,285	89,297	832

Net income—
As reported:
Basic EPS	¥361.44	¥645.52	¥1,087.82	$10.13
Diluted EPS	340.95	601.46	1,002.18	9.33
Pro forma:
Basic EPS	340.81	624.78	1,061.67	9.89
Diluted EPS	321.55	582.64	978.45	9.11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

In December 2004, FASB Statement No. 123 (revised 2004) (“Share-Based Payment”) was issued. This statement is effective for fiscal years beginning after June 15, 2005 (see (ae)).

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

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2005 would have increased by approximately ¥24,674 million ($230 million), with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(p) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(q) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund and deposits related to servicing agreements.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and a training facility), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is ¥4,248 million and ¥6,714 million ($63 million) as of March 31, 2004 and 2005, respectively. Estimated useful lives range up to 50 years for buildings, up to 56 years for fixtures and up to 20 years for machinery and equipment.

(s) Other receivables

Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts and receivables from the sale of lease assets and residential condominiums.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2004 and 2005, advance and/or progress payments were ¥93,822 million and ¥94,974 million ($884 million), respectively, and finished goods were ¥27,619 million and ¥18,229 million ($170 million), respectively.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is ¥22,670 million and ¥23,071 million ($215 million) as of March 31, 2004 and 2005, respectively. Estimated useful lives range up to 55 years for buildings and fixtures and up to 20 years for machinery and equipment.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits and advance payments made in relation to purchases of assets to be leased.

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

FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives, and will be tested for impairment in accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”).

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include derivative payables and minority interests.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥490 million, ¥222 million and ¥74 million ($1 million) in fiscal 2003, 2004 and 2005, respectively, related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2003, 2004 and 2005 are ¥9,472 million, ¥9,725 million and ¥13,012 million ($121 million), respectively.

(aa) Discontinued operation

The Company and its subsidiaries have followed FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB Statement No. 144 broadened the scope of discontinued operations to include the operating results of any component of an entity with its own identifiable operations and cash flow which is disposed of and which the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of certain properties sold or to be disposed of by sale in fiscal 2004 and 2005 without significant continuing involvements, which results of operations for the presented periods were reclassified in the accompanying consolidated financial statements.

(ab) Financial statements presentation in U.S. dollars

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2005, which was ¥107.39 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(ac) Earnings per share

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

Furthermore, as a result of applying EITF Issue No. 04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) to Liquid Yield Option Notes™, diluted earnings per share for income from continuing operations and net income for fiscal 2004 have been restated retroactively. It did not have a dilutive effect on earnings per share for fiscal 2003.

(ad) Issuance of stock by a subsidiary or an affiliate

When a subsidiary or an affiliate issues stocks to unrelated third parties, the Company’s ownership interest in the subsidiary or the affiliate decreases. In the event that the price per share is more or less than the Company’s average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary and the affiliate and recognizes a gain or loss included in the consolidated statements of income in the year in which the change in ownership interest occurs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

(ae) New accounting pronouncements

In May 2003, FASB Statement No. 150 (“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) was issued. This Statement requires financial instruments within its scope to be classified as liabilities (or assets in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003, except for certain mandatorily redeemable financial instruments. In addition, certain provisions in this Statement were deferred indefinitely pending further Board action. Adoption of this Statement did not have a significant effect on the Company and subsidiaries’ results of operations or financial position.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”). SOP No. 03-3 requires acquired loans to be recorded at fair value and prohibits “carrying over” or creation of valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. SOP No. 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as an impairment. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. Adoption of this SOP will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2004, EITF Issue No. 04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) was issued. EITF Issue No. 04-8 requires that contingently convertible debt instruments (“Co-Cos”) which had not been recognized as diluted potential common shares unless the conditions to exercise the rights had been met under FASB Statement No. 128 (“Earnings per Share”) be included in diluted earnings per share computation as if Co-Cos could be converted from the date of issuance regardless of whether the conditions to exercise the rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. The Company and its subsidiaries adopted this issue in fiscal 2005 (see (ac)).

In December 2004, FASB Statement No. 153 (“Exchange of Nonmonetary Assets—an amendment of APB Opinion No. 29”) was issued. This Statement amends the guidance in Accounting Principal Board (“APB”) Opinion No. 29 (“Accounting for Nonmonetary Transactions”), eliminating the exception to fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this Statement will not have a significant effect on the Company and subsidiaries’ results of operations or financial position.

In December 2004, FASB Statement No. 123 (revised 2004) (FASB Statement No. 123(R)) (“Share-Based Payment”) was issued. FASB Statement No. 123(R) supersedes APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) and amends FASB Statement No. 123. This Statement requires the Company to measure and record compensation expense for stock options and other share-based payment based on the instruments’ fair value. The Company is required to adopt this Statement for fiscal years beginning after June 15, 2005 using a modified version of prospective application or may elect to apply a modified version of retrospective application. The Company expects to adopt this Statement using the modified version of prospective application and adoption of this Statement will not have a significant effect on the Company and subsidiaries’ results of operations or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

(af) Reclassifications

Certain amounts in fiscal 2003 and 2004 consolidated financial statements have been reclassified to conform to fiscal 2005 presentation. On the consolidated statements of income, costs related to operating leases, such as insurance, property taxes and other, which had been netted against revenues of “operating leases” in fiscal 2003 and 2004, were reclassified into an item of expenses, “costs of operating leases” along with depreciation cost of operating leases from fiscal 2005. And revenues and costs of office buildings sales were recorded along with revenues and costs of condominium sales. Accordingly, “residential condominium sales” and “costs of residential condominium sales” were renamed “real estate sales” and “cost of real estate sales”, respectively.

In addition, “interest income on deposits” on the consolidated statements of income, which had been disclosed in fiscal 2003 and 2004, was included in “other operating revenues” because it became insignificant.

2. Acquisitions

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

During fiscal 2003, the Company and its subsidiaries acquired 10 other entities for a total cost of ¥25,530 million, which was paid in cash. Goodwill recognized in these transactions amounted to ¥3,127 million, which is not deductible for income tax calculation purposes. Acquisitions were made in line with the Company’s plans mainly to expand real estate operations and guarantee business in Japan.

On December 31, 2003, Footwork Express Co., Ltd. (previously OSL Co., Ltd.), a 69.2% owned subsidiary of the Company, acquired net assets that constituted a business of reorganization company of Footwork Logistics Corporation (previously reorganization company, Footwork Express Co., Ltd.). The aggregate purchase price was ¥3,112 million, of which ¥2,598 million was paid on December 31, 2003 and ¥514 million was paid on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

March 30, 2004, respectively, in cash. The Company purchased a business of Footwork Logistics Corporation in line with its plans to expand its corporate rehabilitation business in Japan. In fiscal 2004, the Company included the balance sheet of Footwork Express Co., Ltd. as of December 31, 2003, the date of latest available financial statements, in the accompanying consolidated financial statements.

The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

Millions of yen
Intangible assets other than goodwill	¥2,225
Other assets	887

Total assets acquired	3,112

Net assets acquired	¥3,112

Of the ¥2,225 million of acquired intangible assets other than goodwill, ¥1,343 million was assigned to trade name that has an indefinite useful life and ¥614 million was assigned to a customer base that has an amortization period of 20 years and ¥268 million was assigned to a business license that has an amortization period of a half year. Furthermore, there is a possibility that additional payments may have to be made up to fiscal 2007, depending upon the level of net income attained as stipulated in the business transfer contract. In this case, additional payments will be accounted for as an adjustment to the purchase price.

Furthermore, the Company’s share in Footwork Express Co., Ltd. was reduced in December 2004 due to an increase in capital whereby the substantive participating rights of a minority shareholder were increased. As a result, the Company no longer has a controlling financial interest in Footwork Express Co., Ltd. and included this company in investment in affiliates on the consolidated balance sheet as of March 31, 2005.

The 12 months operating results of Footwork Express Co., Ltd. have been included in the consolidated statement of income in fiscal 2005 based on its calendar reporting year ended December 31, 2004 and are reported in the income statement as “transportation revenues” and “costs of transportation revenues”. As a result of the reduction in the Company’s ownership interest in Footwork Express Co., Ltd., the Company will prospectively record its proportionate share of net income or loss of Footwork Express Co., Ltd. by the equity method.

During fiscal 2004, the Company and its subsidiaries acquired five other entities for a total cost of ¥10,658 million, which was paid in cash. Goodwill, which is not deductible for income tax calculation purposes, recognized in these transactions amounted to ¥1,230 million as a result of preliminary purchase price allocation at the time of acquisition, which was then adjusted to ¥398 million in accordance with the finalization of purchase price allocation during fiscal 2005. Acquisitions were made in line with the Company’s plans to expand real estate operations, automobile operations and corporate rehabilitation business in Japan.

During fiscal 2005, the Company and its subsidiaries acquired 10 entities for a total cost of ¥18,131 million ($169 million), which was paid in cash. Goodwill recognized in these transactions amounted to ¥2,330 million ($22 million), which is not deductible for income tax calculation purposes. Acquired intangible assets with an indefinite useful life other than goodwill recognized in these transactions amounted to ¥1,461 million ($14 million), which consist of ¥1,400 million ($13 million) for a business model of a cash collection system and ¥61 million ($1 million) for a trade name. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. Thus, the amount of the goodwill may be adjusted upon completion of the purchase price allocation. Acquisitions were made in line

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

with the Company’s plans to expand corporate financial services operations, real estate operations and corporate rehabilitation business in Japan.

The segment in which goodwill is allocated is disclosed in Note 12 “Goodwill and Other Intangible Assets”.

3. Cash Flow Information

Cash payments and non-cash financing activities during fiscal 2003, 2004 and 2005 are as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Cash payments:
Interest	¥74,885	¥60,951	¥57,613	$536
Income taxes	25,641	56,364	63,613	592
Non-cash financing activities:
Conversion of convertible bond	—	—	39,999	372

4. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2004 and 2005 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Minimum lease payments receivable	¥1,510,856	¥1,500,483	$13,972
Estimated residual value	84,582	91,990	857
Initial direct costs	21,379	17,565	164
Unearned lease income	(163,242)	(158,464)	(1,476)

	¥1,453,575	¥1,451,574	$13,517

In connection with the securitization of direct financing lease receivables, as described in Note 9, the Company and its subsidiaries retained subordinated interests of ¥50,072 million and ¥66,299 million ($617 million) as of March 31, 2004 and 2005, respectively, and furthermore a certain subsidiary retained senior interests of ¥35,199 million ($328 million) as of March 31, 2005, which are included in investment in the above table.

Minimum lease payments receivable (including guaranteed residual values and, senior and subordinated interests retained) are due in periodic installments through 2025. At March 31, 2005, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥538,342	$5,013
2007	375,301	3,495
2008	260,970	2,430
2009	176,424	1,643
2010	80,994	754
Thereafter	68,452	637

Total	¥1,500,483	$13,972

Gains and losses from the disposition of direct financing lease assets are not significant for fiscal 2003, 2004 and 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

5. Investment in Operating Leases

Investment in operating leases at March 31, 2004 and 2005 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Transportation equipment	¥320,973	¥376,595	$3,507
Measuring equipment and personal computers	157,717	156,171	1,454
Real estate and other	290,037	337,270	3,141

	768,727	870,036	8,102
Accumulated depreciation	(249,007)	(265,022)	(2,468)

Net	519,720	605,014	5,634
Rental receivables	16,982	13,991	130

	¥536,702	¥619,005	$5,764

Gains/losses from disposition of real estate under operating lease assets are disclosed separately as gains on sales of real estate under operating leases and discontinued operations, respectively, in the accompanying consolidated statements of income.

For fiscal 2003, 2004 and 2005, gains from the disposition of assets under operating leases other than real estate are ¥4,424 million, ¥2,783 million and ¥4,746 million ($44 million), respectively, and are included in operating lease revenues.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Costs of depreciation and various expenses for fiscal 2003, 2004 and 2005 are as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Depreciation	¥79,306	¥82,987	¥87,087	$811
Various expenses	38,056	37,579	37,571	350

	¥117,362	¥120,566	¥124,658	$1,161

The operating lease contracts include non-cancelable lease terms ranging from one month to 21 years. The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥80,631	$751
2007	47,913	446
2008	30,734	286
2009	17,763	165
2010	9,306	87
Thereafter	19,596	183

Total	¥205,943	$1,918

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

6. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2004 and 2005 is as follows:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Borrowers in Japan:
Consumer—
Housing loans	¥504,386	¥507,250	$4,723
Card loans	247,598	228,505	2,128
Other	54,634	75,353	702

	806,618	811,108	7,553

Corporate—
Real estate related companies	310,847	369,083	3,437
Commercial and industrial companies	850,539	960,500	8,944

	1,161,386	1,329,583	12,381

	1,968,004	2,140,691	19,934

Overseas corporate, industrial and other borrowers	250,460	233,263	2,172
Loan origination costs, net	16,476	12,643	118

	¥2,234,940	¥2,386,597	$22,224

Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

At March 31, 2005, the contractual maturities of installment loans for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥599,783	$5,585
2007	290,601	2,706
2008	276,705	2,577
2009	205,688	1,915
2010	242,247	2,256
Thereafter	758,930	7,067

Total	¥2,373,954	$22,106

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥115,610 million, ¥107,490 million and ¥125,898 million ($1,172 million) for fiscal 2003, 2004 and 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

7. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2003, 2004 and 2005 are as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Beginning balance	¥152,887	¥133,146	¥128,020	$1,192
Provisions charged to income	54,706	49,592	39,574	369
Charge-offs	(78,744)	(54,471)	(54,122)	(504)
Recoveries	2,180	1,892	1,472	13
Other*	2,117	(2,139)	306	3

Ending balance	¥133,146	¥128,020	¥115,250	$1,073

*	Other includes foreign currency translation adjustments and the effect of acquisitions.

The balance of the allowance broken down into investment in direct financing leases and installment loans at March 31, 2004 and 2005 is as follows:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Balance of allowance related to:
Investment in direct financing leases	¥41,008	¥36,264	$338
Installment loans	87,012	78,986	735

Total	¥128,020	¥115,250	$1,073

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

The recorded investments in loans considered impaired are ¥93,542 million and ¥86,021 million ($801 million) as of March 31, 2004 and 2005, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥72,033 million and ¥67,745 million ($631 million) as of March 31, 2004 and 2005, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥39,187 million and ¥35,150 million ($327 million) as of March 31, 2004 and 2005, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets.

The average recorded investments in impaired loans for fiscal 2003, 2004 and 2005 were ¥102,413 million and ¥94,346 million, ¥91,782 million ($855 million), respectively.

The Company and its subsidiaries recognized interest income on impaired loans of ¥1,107 million, ¥990 million and ¥1,790 million ($17 million), and collected in cash interest on impaired loans of ¥914 million, ¥954 million and ¥1,613 million ($15 million) in fiscal 2003, 2004 and 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The Company and its subsidiaries use 90 days for suspending recognition of income from direct financing leases and loans, however, the Company and its subsidiaries used 180 days prior to fiscal 2003. (see Note 1(e))

As of March 31, 2004 and 2005, the balances of direct financing leases on non-accrual status were ¥36,568 million and ¥25,733 million ($240 million), and the balances of smaller-balance homogeneous loans on non-accrual status were ¥43,176 million and ¥26,945 million ($251 million), respectively.

8. Investment in Securities

Investment in securities at March 31, 2004 and 2005 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Trading securities	¥26,354	¥47,784	$445
Available-for-sale securities	386,797	390,542	3,637
Other securities	138,777	150,945	1,405

Total	¥551,928	¥589,271	$5,487

Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 20).

For fiscal 2003, 2004 and 2005, net unrealized holding gains and losses on trading securities are losses of ¥1,610 million, gains of ¥1,977 million and losses of ¥764 million ($7 million), respectively.

During fiscal 2003 and 2004, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥264,021 million and ¥164,860 million, respectively, resulting in gross realized gains of ¥9,822 million and ¥10,910 million, respectively, and gross realized losses of ¥2,234 million and ¥2,182 million, respectively. During fiscal 2005, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥158,740 million ($1,478 million), resulting in gross realized gains of ¥23,036 million ($215 million) and gross realized losses of ¥1,747 million ($16 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2003, 2004 and 2005, the Company and its subsidiaries charged losses on securities of ¥14,325 million, ¥5,240 million and ¥4,930 million ($46 million), respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥79,516 million ($740 million) at March 31, 2005. Investments with an aggregate cost of ¥76,920 million ($716 million) were not evaluated for impairment because the Company and its subsidiaries did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investment and the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at March 31, 2004 and 2005 are as follows:

March 31, 2004

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥14,520	¥87	¥(146)	¥14,461
Japanese prefectural and foreign municipal bond securities	16,761	20	(115)	16,666
Corporate debt securities	174,398	2,524	(2,977)	173,945
Mortgage-backed and other asset-backed securities	124,398	5,169	(3,387)	126,180
Equity securities	17,562	39,030	(1,047)	55,545

	¥347,639	¥46,830	¥(7,672)	¥386,797

March 31, 2005

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥4,498	¥78	¥(215)	¥4,361
Japanese prefectural and foreign municipal bond securities	16,941	68	(138)	16,871
Corporate debt securities	238,096	2,159	(1,332)	238,923
Mortgage-backed and other asset-backed securities	65,192	13,460	(2,314)	76,338
Equity securities	18,912	35,862	(725)	54,049

	¥343,639	¥51,627	¥(4,724)	¥390,542

March 31, 2005

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	$42	$1	$(2)	$41
Japanese prefectural and foreign municipal bond securities	158	1	(1)	158
Corporate debt securities	2,217	20	(13)	2,224
Mortgage-backed and other asset-backed securities	607	125	(22)	710
Equity securities	176	334	(6)	504

	$3,200	$481	$(44)	$3,637

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The following table provides information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2005:

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	¥25	¥—	¥1,062	¥(215)	¥1,087	¥(215)
Japanese prefectural and foreign municipal bond securities	102	—	1,040	(138)	1,142	(138)
Corporate debt securities	16,719	(180)	14,812	(1,152)	31,531	(1,332)
Mortgage-backed and other asset-backed securities	2,006	(644)	852	(1,670)	2,858	(2,314)
Equity securities	2,950	(644)	1,077	(81)	4,027	(725)

	¥21,802	¥(1,468)	¥18,843	¥(3,256)	¥40,645	¥(4,724)

	Millions of U.S. dollars
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	$0	$—	$10	$(2)	$10	$(2)
Japanese prefectural and foreign municipal bond securities	1	—	10	(1)	11	(1)
Corporate debt securities	156	(1)	138	(11)	294	(12)
Mortgage-backed and other asset-backed securities	19	(6)	7	(16)	26	(22)
Equity securities	27	(6)	10	(1)	37	(7)

	$203	$(13)	$175	$(31)	$378	$(44)

Approximately 100 investment positions, which included mainly foreign corporate securities and commercial mortgage-backed securities, were in an unrealized loss position as of March 31, 2005. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates and credit spreads and market trends. As part of its ongoing monitoring process, management has concluded that none of these securities were other-than-temporarily impaired at March 31, 2005. The Company and its subsidiaries have the ability and intent to hold these securities for a time sufficient to recover its amortized cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities held at March 31, 2005:

	Millions of yen		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	¥44,831	¥44,981	$417	$419
Due after one to five years	156,995	158,276	1,462	1,474
Due after five to ten years	83,115	86,440	774	805
Due after ten years	39,786	46,796	371	435

	¥324,727	¥336,493	$3,024	$3,133

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥15,980 million, ¥9,254 million and ¥10,137 million ($95 million) for fiscal 2003, 2004 and 2005, respectively.

9. Securitization Transactions

During fiscal 2003, 2004 and 2005, the Company and its subsidiaries sold direct financing lease receivables, installment loans and investment in securities in securitization transactions. Certain information with respect to these transactions is as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Direct financing leases:
Balance sold	¥150,956	¥26,284	¥97,177	$905
Gains on sales	3,205	170	3,877	36
Interests retained	25,388	—	66,024	615
Installment loans:
Balance sold	78,674	9,250	58,184	542
Gains on sales	6,444	276	2,115	20
Interests retained	32,850	263	9,562	89
Investment in securities:
Balance sold	—	—	24,760	231
Gains on sales	—	—	6,528	61
Interests retained	—	—	37,931	353

Regarding securitizations of direct financing lease receivables, for fiscal 2003, 2004 and 2005, revenues from retained interests of ¥12,348 million, ¥9,542 million and ¥5,640 million ($53 million), respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from retained interests of ¥7,075 million, ¥12,175 million and ¥13,371 million ($125 million) for fiscal 2003, 2004 and 2005, respectively, are included in interest on loans and investment securities in the consolidated statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The value of retained interests is subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. The investors and special-purpose entities have no recourse to the Company or its subsidiaries’ other assets for failure of debtors to pay.

As of March 31, 2003, 2004 and 2005, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2003, 2004 and 2005 are as follows:

	2003			2004		2005
	Direct financing leases	Installment loans		Direct financing leases	Installment loans	Direct financing leases	Installment loans		Investment in securities
		Card loans	Mortgage loans (1)		Commercial mortgage loans		Commercial mortgage loans	Housing loans
Expected credit loss	0.03%-1.70%	0.84%-1.42%	0.69%	0.01%	2.39%	0.97%-1.19%	0.27%-1.59%	1.05%	0.00%
Discount rate	2.35%-5.36%	1.26%-1.35%	0.68%-2.11%	8.35%	1.79%	0.37%-5.01%	0.49%-2.12%	1.04%-3.46%	6.64%-14.28%
Annual prepayment rate (2)	—	—	5.95%	—	19.18%	0.20%-4.39%	19.03%-43.93%	7.52%	0.00%

(1)	Mortgage loans contain commercial mortgage loans and housing loans.
(2)	With respect to direct financing leases securitized in fiscal 2003 and 2004 and card loans securitized in fiscal 2003, the Company and its subsidiaries did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating discount rates or principal payments.

Retained interests from securitization transactions in fiscal 2005 and prior years are recorded in the consolidated balance sheets at March 31, 2005. Key economic assumptions used in measuring the fair value of retained interests as of March 31, 2005, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

	2005
		Installment loans			Investment in securities
	Direct financing leases	Card loans	Commercial mortgage loans	Housing loans
Expected credit loss	0.84%-1.35%	2.53%-3.16%	0.27%-4.05%	1.06%	0.00%
Discount rate	0.37%-8.90%	1.14%-1.58%	0.52%-2.21%	1.26%-3.29%	6.64%-14.28%
Annual prepayment rate (3)	0.20%-4.39%	—	20.41%-43.35%	6.99%	0.00%

(3)	With respect to card loans, a certain subsidiary did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating principal payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

	Millions of yen					Millions of U.S. dollars
	Direct financing leases	Installment loans			Investment in securities	Direct financing leases	Installment loans			Investment in securities
		Card loans	Commercial mortgage loans	Housing loans			Card loans	Commercial mortgage loans	Housing loans
Fair value of retained interests	¥112,426	¥60,245	¥6,419	¥9,513	¥46,788	$1,047	$561	$60	$89	$436
Weighted average life (in years)	1.6-5.1	—	2.7	9.9	6.9-7.3	1.6-5.1	—	2.7	9.9	6.9-7.3
Expected credit loss:
+10%	552	497	7	37	—	5	5	0	0	—
+20%	1,102	992	14	73	—	10	9	0	1	—
Discount rate:
+10%	405	134	10	81	249	4	1	0	1	2
+20%	804	268	19	161	469	7	2	0	1	4
Prepayment rate:
+10%	37	—	122	147	—	0	—	1	1	—
+20%	73	—	231	286	—	1	—	2	3	—

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

Certain cash flows received from/(paid) to special-purpose entities for all securitization activities in fiscal 2003, 2004 and 2005 are summarized as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Proceeds from new securitizations	¥239,050	¥35,704	¥191,976	$1,788
Servicing fees received	470	551	274	3
Cash flows received on interests retained	21,201	31,742	31,403	292
Repurchases of ineligible assets	(26,122)	(23,647)	(24,215)	(225)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Quantitative information about delinquencies, net credit losses, and components of financial assets sold on securitization and other assets managed together in fiscal 2004 and 2005 are as follows:

March 31, 2004

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,633,875	¥36,568	¥13,921
Installment loans	2,374,449	136,718	38,658

Total assets managed or sold on securitization	4,008,324	¥173,286	¥52,579

Less: assets sold on securitization	(319,809)

Assets held in portfolio	¥3,688,515

The total assets sold on securitization, as of March 31, 2004, are ¥339,943 million, but the assets of ¥20,134 million, of which the Company and certain subsidiaries only continuing involvement is the servicing, are not included in the table above.

March 31, 2005

	Millions of yen			Millions of dollars
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,594,888	¥25,733	¥10,678	$14,851	$240	$99
Installment loans	2,557,892	112,966	41,972	23,819	1,052	391

Total assets managed or sold on securitization	¥4,152,780	¥138,699	¥52,650	$38,670	$1,292	$490

Less: assets sold on securitization	(314,609)			(2,930)

Assets held in portfolio	¥3,838,171			$35,740

The total assets of direct finance leases and installment loans sold on securitization, as of March 31, 2005, are ¥351,200 million ($3,270 million), but the assets of ¥36,591 million ($341 million), of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

A subsidiary entered into a collateralized debt obligation transaction in fiscal 2005 and accounted for the transaction as a sale. The assets sold as a result of the transaction were ¥24,760 million ($231 million) as of March 31, 2005, and were not included in the table above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

In fiscal 2005 and prior years, the Company and its subsidiaries entered into other lease receivable securitization programs and other installment loan securitization programs that are not accounted for as sales but for as secured borrowings. The payables under these securitization programs of ¥97,707 million and ¥60,281 million ($561 million) are included in long-term debt. The collateral under these securitization programs of ¥116,289 million and ¥85,924 million ($800 million), of ¥22,869 million and ¥9,049 million ($84 million), and cash collateral of ¥2,911 million and ¥5,457 million ($51 million) are included in investment in direct financing leases, installment loans and other assets in the consolidated balance sheets as of March 31, 2004 and 2005, respectively.

10. Business Transactions with Special Purpose Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No. 46 (revised December 2003) (“Consolidation of Variable Interest Entities”) was first issued in January 2003, and effective March 31, 2003, for the SPEs created after January 31, 2003. In December 2003, the revised FASB Interpretation No. 46 (“FIN 46(R)”) was issued, and all SPEs were tested for consolidation in accordance with FIN 46(R). FIN 46(R) addresses consolidation by business enterprises of SPEs within the scope of the interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

Information about significant SPEs for the Company and its subsidiaries are as follows:

(a) SPEs for liquidating customer assets

The Company and its subsidiaries may use SPEs in structuring financing for customers to liquidate specific customer assets. The SPEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of SPEs structure is requested by such customer. Such SPEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these SPEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide installment loans to such SPEs in the aggregate of ¥16,197 million and ¥12,624 million ($118 million) as of March 31, 2004 and 2005, and occasionally make investments in these SPEs, which amount to ¥15,937 million and ¥16,498 million ($154 million) as of March 31, 2004 and 2005, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Total assets of such SPEs are ¥201,841 million and ¥189,173 million ($1,762 million) as of March 31, 2004 and 2005, respectively. Among those SPEs, no SPEs were subject to consolidation.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The Company and its subsidiaries provide non-recourse loans to SPEs in the aggregate of ¥12,683 million and ¥12,819 million ($119 million) as of March 31, 2004 and 2005, and/or make investments in these SPEs, which amount to ¥4,840 million and ¥9,795 million ($91 million) as of March 31, 2004 and 2005, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Total assets of such SPEs are ¥34,296 million and ¥62,908 million ($586 million) as of March 31, 2004 and 2005, respectively. Among those SPEs, total assets of consolidation were ¥8,706 million and ¥15,923 million ($148 million) as of March 31, 2004 and 2005, respectively. Those assets are mainly included in inventories and investment in operating leases in the consolidated balance sheets.

The consolidated SPEs borrow from financial institutions, and ¥8,040 million and ¥12,138 million ($113 million) of the SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2004 and 2005, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

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

Total assets of such SPEs are ¥48,809 million and ¥83,856 million ($781 million) as of March 31, 2004 and 2005, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets as of March 31, 2004 and 2005, respectively.

Certain SPEs borrow non-recourse loans from financial institutions, and ¥11,041 million and ¥10,729 million ($100 million) of SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2004 and 2005, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(d) SPEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with SPEs established for the corporate rehabilitation support business. SPEs receive the funds from investors including the financial institutions, the Company and the subsidiary and purchase loan receivables due from borrowers which have financial problems, but deemed to have the potential to recover in the future. The servicing operations for the SPEs are mainly conducted by the subsidiary.

The Company consolidated such SPEs since the Company and the subsidiary have the majority of the investment share of such SPEs.

Total assets of SPEs of consolidation are ¥25,991 million ($242 million) as of March 31, 2005. Those assets are mainly included in installment loans in the consolidated balance sheet as of March 31, 2005.

(e) Kumiai structures

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

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

11. Investment in Affiliates

Investment in affiliates at March 31, 2004 and 2005 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Common stock, at equity value	¥149,237	¥264,669	$2,465
Loans	7,959	9,817	91

	¥157,196	¥274,486	$2,556

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥45,548 million and ¥51,884 million, respectively, as of March 31, 2004 and ¥76,495 million ($712 million) and ¥86,454 million ($805 million), respectively, as of March 31, 2005.

In fiscal 2003, 2004 and 2005, the Company and its subsidiaries received dividends from affiliates of ¥2,060 million, ¥3,136 million and ¥5,453 million ($51 million), respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥31,189 million and ¥26,173 million ($244 million) as of March 31, 2004 and 2005, respectively.

On March 30, 2002, the Company acquired approximately a 22% interest in The Fuji Fire and Marine Insurance Company Limited (“Fuji”) for ¥18,105 million (As a result of increase of treasury stock, the share of interest became 25% as of March 31, 2005). Upon completion of valuation of Fuji’s assets and liabilities during fiscal 2003 it was determined that the fair value of Fuji’s assets and liabilities exceeded the purchase price paid. The excess remaining after first reducing non-current assets to zero was recorded as an extraordinary gain of ¥3,214 million, net of tax of ¥2,206 million, in fiscal 2003.

During fiscal 2003, the Company acquired an interest in two affiliates accounted for under the equity method for which the purchase price allocation was not complete as of March 31, 2003. Upon completion of valuation of investee assets and liabilities during fiscal 2004 it was determined that the fair value of investee assets and liabilities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

exceeded the purchase price paid. This excess of fair value of the Company’s proportionate interest in the net assets of investees upon acquisition has been recorded first as a reduction of non-current assets of the investees with the excess reported as an extraordinary gain of ¥609 million, net of tax of ¥421 million, during fiscal 2004.

The Company formed a consortium with the Hanwha Group (a conglomerate or chaebol located in the Republic of Korea), and Macquarie Life Limited (a life insurance company located in Australia). The consortium entered into a stock purchase agreement (“Purchase Agreement”) with Korea Deposit Insurance Corporation, and acquired 51% of the outstanding shares of Korea Life Insurance Co., Ltd. (“KLI”) on December 12, 2002. Pursuant to the Purchase Agreement, the Company acquired 17% of the outstanding shares for approximately 275 billion Korean won (¥27,778 million). Since the Company, through the Consortium Agreement and the Shareholders Agreement, has the ability to influence the operations and the financial policies of KLI, the Company accounts for this investment by the equity method.

On June 11, 2002, ORIX JREIT Inc. (“ORIX JREIT”), a wholly-owned Japanese real estate investment corporation as of March 31, 2002, completed an initial public offering of its investment units, which had been previously issued by ORIX JREIT to the Company. Through this initial public offering, the Company as a unitholder sold to investors 80% or 98,700 units out of 123,372 units of the outstanding units of ORIX JREIT and recognized a ¥3,174 million gain included in other operating revenues in the accompanying consolidated statements of income in fiscal 2003. The Company received aggregate net cash proceeds from the sale of ¥49,528 million or ¥501,800 per unit.

Subsequent to the initial public offering, the Company accounted for the remaining investment in ORIX JREIT using the equity method of accounting. In addition, ORIX JREIT entered into an asset management agreement with one of the Company’s subsidiaries and paid ¥470 million of management fees from June 2002 to March 2003 for fiscal 2003, ¥847 million for fiscal 2004 and ¥915 million ($9 million) for fiscal 2005, respectively.

The Company and its subsidiaries sold office buildings under operating leases to ORIX JREIT and recognized ¥7,617 million of gains on the sales, which were included in gains on sales of real estate under operating leases in the accompanying consolidated statements of income for fiscal 2004. The related intercompany profits have been eliminated based on the Company’s proportionate share under the equity method. There were no sales of assets by the Company and its subsidiaries to ORIX JREIT for fiscal 2005.

During fiscal 2004, ORIX JREIT issued 52,000 units of ORIX JREIT to the public at an issue price of ¥463,873 per unit, receiving aggregate proceeds of ¥24,121 million. As a result of the issuance of new units, the ownership interest of the Company and its subsidiary in ORIX JREIT decreased from 21% to 15%. Because the issuance price per unit issued by ORIX JREIT was less than the average carrying amount per unit of the Company and the subsidiary, the Company and the subsidiary were required to adjust the carrying amounts of their investments in ORIX JREIT by ¥396 million and recognized losses in earnings. In addition, due to the sale of the Company and the subsidiary holding interest, the subsidiary has 10% interest as of March 31, 2005.

On March 25, 2005, the Company acquired approximately an additional 42% interest and certain preferred stock in DAIKYO INCORPORATED for ¥46,565 million ($434 million), for which the purchase price allocation was not completed as of March 31, 2005.

Companies comprising a significant portion of investment in affiliates are DAIKYO INCORPORATED (44% of equity share), Stockton Holdings Limited (27%), The Fuji Fire and Marine Insurance Company Limited (25%) and Korea Life Insurance Co., Ltd. (17%).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Combined and condensed information relating to the affiliates accounted for by the equity method for fiscal 2003, 2004 and 2005 are as follows (some operation data for entities reflect only the period since the Company made the investment and on the lag basis as described above):

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Operations:
Total revenues	¥378,761	¥1,272,013	¥1,470,624	$13,694
Income before income taxes	44,887	111,109	148,636	1,384
Net income	34,593	93,734	107,809	1,004

Financial position:
Total assets	¥5,307,035	¥5,528,819	¥6,960,937	$64,819
Total liabilities	5,104,873	5,181,197	6,257,525	58,269
Shareholders’ equity	202,162	347,622	703,412	6,550

The Company had no significant transactions with these companies except as described above.

12. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2003, 2004 and 2005 are as follows:

	Millions of yen
	Corporate financial services	Automobile operations	Equipment operating leases	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe	Total
Balance at March 31, 2002	¥338	¥746	¥—	¥(737)	¥(171)	¥4,452	¥167	¥7,442	¥2,926	¥15,163
Acquired	256	15	—	3,002	—	—	54	—	71	3,398
Impairment	—	—	—	—	—	—	—	—	(274)	(274)
Other (net) (1)	—	—	—	737	171	—	—	(705)	20	223

Current period change	256	15	—	3,739	171	—	54	(705)	(183)	3,347

Balance at March 31, 2003	594	761	—	3,002	—	4,452	221	6,737	2,743	18,510
Acquired	—	832	—	—	—	—	398	—	—	1,230
Impairment	—	(464)	—	—	—	—	—	—	—	(464)
Other (net) (1)	—	—	—	(693)	—	—	(53)	(964)	18	(1,692)

Current period change	—	368	—	(693)	—	—	345	(964)	18	(926)

Balance at March 31, 2004	594	1,129	—	2,309	—	4,452	566	5,773	2,761	17,584
Acquired	440	—	—	—	237	—	1,653	—	—	2,330
Impairment	(251)	—	—	—	—	—	—	—	—	(251)
Other (net) (1)	—	(848)	—	—	—	—	(210)	113	(417)	(1,362)

Current period change	189	(848)	—	—	237	—	1,443	113	(417)	717

Balance at March 31, 2005	¥783	¥281	¥—	¥2,309	¥237	¥4,452	¥2,009	¥5,886	¥2,344	¥18,301

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

	Millions of U.S. dollars
	Corporate financial services	Automobile operations	Equipment operating leases	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe	Total
Balance at March 31, 2004	$6	$11	$—	$22	$—	$41	$5	$54	$25	$164
Acquired	4	—	—	—	2	—	15	—	—	21
Impairment	(2)	—	—	—	—	—	—	—	—	(2)
Other (net) (1)	—	(8)	—	—	—	—	(2)	1	(4)	(13)

Current period change	2	(8)	—	—	2	—	13	1	(4)	6

Balance at March 31, 2005	$8	$3	$—	$22	$2	$41	$18	$55	$21	$170

(1)	Other includes effect of an adoption of FASB Statement No. 141, foreign currency translation adjustments and certain other reclassifications.

Other intangible assets at March 31, 2004 and 2005 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Intangible assets not subject to amortization	¥3,361	¥4,598	$43
Intangible assets subject to amortization:
Software	36,913	45,323	422
Others	8,455	8,459	79

	45,368	53,782	501
Accumulated amortization	(21,399)	(28,415)	(265)

Net	23,969	25,367	236

	¥27,330	¥29,965	$279

The aggregate amortization expenses for the net carrying amount of intangible assets are ¥7,440 million, ¥7,603 million and ¥7,966 million ($74 million) in fiscal 2003, 2004 and 2005, respectively.

The estimated amortization expenses for each of the five succeeding fiscal years are ¥7,126 million ($66 million) in fiscal 2006, ¥6,301 million ($59 million) in fiscal 2007, ¥4,693 million ($44 million) in fiscal 2008, ¥3,144 million ($29 million) in fiscal 2009 and ¥1,431 million ($13 million) in fiscal 2010, respectively.

13. Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

The composition of short-term debt and the weighted average interest rate on short-term debt at March 31, 2004 and 2005 are as follows:

March 31, 2004

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥241,746	1.5%
Short-term debt outside Japan, mainly from banks	241,890	2.7
Commercial paper in Japan	417,854	0.1
Commercial paper outside Japan	2,426	1.6

	¥903,916	1.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

March 31, 2005

	Millions of yen	Millions of U.S. dollars	Weighted average rate
Short-term debt in Japan, mainly from banks	¥175,342	1,633	1.2%
Short-term debt outside Japan, mainly from banks	243,649	2,269	4.1
Commercial paper in Japan	528,046	4,917	0.1
Commercial paper outside Japan	834	7	1.5

	¥947,871	$8,826	1.3

Long-term debt at March 31, 2004 and 2005 consists of the following:

March 31, 2004

	Due	Millions of yen
Banks:
Fixed rate: 0.9% to 7.2%	2005–2014	¥124,031
Floating rate: principally based on LIBOR plus 0.2% to 0.8%	2005–2021	790,947
Insurance companies and others:
Fixed rate: 0.5% to 6.7%	2005–2014	379,788
Floating rate: principally based on LIBOR plus 0.0% to 0.8%	2005–2021	248,972
Unsecured 0.6% to 3.1% bonds	2005–2013	744,113
Unsecured 0.0% to 0.4% convertible bonds	2005–2007	68,473
Unsecured 0.6% to 1.6% bonds with warrants	2005–2006	3,400
Unsecured 0.0% bond with stock acquisition rights	2023	45,956
Unsecured 0.0% to 6.1% notes under medium-term note program	2005–2013	159,332
0.4% to 3.0% payables under securitized lease receivables	2006–2009	76,393
0.5% to 5.8% payables under securitized loan receivables	2005–2010	21,314

		¥2,662,719

March 31, 2004

	Due	Millions of yen	Millions of U.S. dollars
Banks:
Fixed rate: 0.6% to 7.5%	2006–2020	¥110,079	$1,025
Floating rate: principally based on LIBOR plus 0.0% to 0.8%	2006–2021	1,030,897	9,600
Insurance companies and others:
Fixed rate: 0.5% to 6.6%	2006–2014	392,386	3,654
Floating rate: principally based on LIBOR plus 0.0% to 0.6%	2006–2021	257,590	2,399
Unsecured 0.6% to 3.1% bonds	2006–2015	818,000	7,617
Unsecured 0.0% convertible bond	2007	28,315	263
Unsecured 0.6% bond with warrants	2006	1,600	15
Unsecured 0.0% bond with stock acquisition rights	2023	48,940	456
Unsecured 0.0% to 7.0% notes under medium-term note program	2006–2013	113,775	1,059
0.2% to 3.0% payables under securitized lease receivables	2006–2009	48,875	455
0.8% to 5.8% payables under securitized loan receivables	2006–2008	11,406	106

		¥2,861,863	$26,649

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2005 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥728,171	$6,781
2007	574,171	5,346
2008	473,966	4,413
2009	389,689	3,629
2010	394,977	3,678
Thereafter	300,889	2,802

Total	¥2,861,863	$26,649

For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made annually and principal is repaid upon maturity of the notes.

The Company issued a Euro yen convertible bond of ¥28,840 million (added premium of ¥840 million) in December 2001. This is currently convertible into approximately 1,892,000 shares of common stock at fixed conversion price of ¥14,800.00 per share. The conversion price shall be adjusted, if the Company issues new shares at less than the current market price of the shares.

The Company issued an unsecured Japanese yen bond with warrants. This bond was issued in conjunction with compensation plans that is described in Note 17. “Stock-Based Compensation.” This bond in the amount of ¥1,600 million (excluding value of warrants) was issued at par in July 2001.

The Company issued Liquid Yield Option Notes™ of $400 million, net of unamortized discount of $622 million, in June 2002. The bond has stock acquisition rights that are currently convertible into approximately 3,136,000 shares of common stock at a conversion price of $127.44 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than specified conversion trigger price which will be accreted from $140.48 for the quarter including the date of issuance to $355.05 for the quarter ending the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred.

Total committed lines for the Company and its subsidiaries were ¥875,797 million and ¥895,805 million ($8,342 million) at March 31, 2004 and 2005, respectively, and, of these lines, ¥765,608 million and ¥795,935 million ($7,412 million) were available at March 31, 2004 and 2005, respectively. Of the available committed lines, ¥97,664 million and ¥85,427 million ($795 million) were long-term committed credit lines at March 31, 2004 and 2005, respectively.

As of March 31, 2004 and 2005, ¥64,000 million and ¥118,250 million ($1,101 million) of the total committed lines were restricted for commercial paper backup purposes, and no borrowings were made under these lines at each balance sheet date.

Some of the debt and commitment contracts contain covenant clauses. The covenants include select objective requirements relating to the need for the Company and its subsidiaries to maintain prescribed levels of equity or credit rating issued by the rating agencies. As of March 31, 2005, the Company and its subsidiaries were in compliance with such objective covenant requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.

In addition to the minimum lease payments receivable related to the payables under securitized lease receivables described in Note 9. “Securitization Transactions,” and the real estate that SPEs described in Note 10 (b)(c). “Business Transactions with Special Purpose Entities” own, the short-term and long-term debt payable to financial institutions are secured by the following assets as of March 31, 2005:

	Millions of yen	Millions of U.S. dollars
Minimum lease payments, loans and future rentals	¥47,566	$443
Investment in securities (include repurchase facilities of ¥68,605 million ($639 million))	83,881	781
Other operating assets and office facilities, net	9,502	88

	¥140,949	$1,312

As of March 31, 2005, securities and other assets of ¥2,806 million ($26 million) were pledged for collateral security deposits.

As of March 31, 2005, a subsidiary pledged borrowed bonds through security lending transactions with the fair values of ¥22,173 million ($206 million) for collateral security deposits.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of ¥62,888 million ($586 million) as of March 31, 2005, that may be sold or repledged by the subsidiary. As of March 31, 2005, ¥33,524 million ($312 million) at market value of the securities are repledged as collateral for short-term debt.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

14. Deposits

Deposits at March 31, 2004 and 2005 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Time deposits	¥242,102	¥282,250	$2,628
Other deposits	50,443	54,338	506

Total	¥292,545	¥336,588	$3,134

The balances of time deposits, including certificates of deposit, issued in amounts of ¥10 million ($93 thousand) or more were ¥159,873 million and ¥191,619 million ($1,784 million) at March 31, 2004 and 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The maturity schedule of time deposits at March 31, 2005 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥118,426	$1,103
2007	50,518	470
2008	48,263	449
2009	12,114	113
2010	52,929	493

Total	¥282,250	$2,628

15. Income Taxes

Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes, and the provision for income taxes in fiscal 2003, 2004 and 2005 are as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes:
Domestic	¥35,390	¥79,372	¥117,978	$1,098
Foreign	9,996	22,582	36,369	339

	¥45,386	¥101,954	¥154,347	$1,437

Provision for income taxes:
Current—
Domestic	¥43,152	¥50,140	¥47,138	$439
Foreign	878	4,185	6,155	57

	44,030	54,325	53,293	496

Deferred—
Domestic	(28,521)	(11,733)	4,160	39
Foreign	5,299	8,852	11,373	106

	(23,222)	(2,881)	15,533	145

Provision for income taxes	¥20,808	¥51,444	¥68,826	$641

The Company and its domestic subsidiaries were subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a statutory income tax rate of approximately 42% in fiscal 2003 and 2004. The Amendments to Local Tax Laws, which were enacted on March 31, 2003 (effective from April 1, 2004), decreased the statutory tax rate to approximately 40.7%. During fiscal 2004, the statutory tax rate increased to 40.9%, due to the tuning of tax rate by each local tax authority. In fiscal 2005, the Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of 40.9%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2003, 2004 and 2005 are as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥45,386	¥101,954	¥154,347	$1,437

Tax provision computed at statutory rate	¥19,062	¥42,821	¥63,128	$588
Increases (reductions) in taxes due to:
Change in valuation allowance	2,597	1,019	(3,960)	(37)
Charge-off of deferred tax assets recognized for excess of the tax basis over the amounts for financial reporting of investments in subsidiaries	—	5,586	—	—
Non-deductible expenses for tax purposes	1,013	744	1,009	9
Effect of a change in tax rate	(2,420)	724	—	—
Effect of lower tax rates on foreign subsidiaries and domestic life insurance subsidiary	(705)	(1,225)	(1,327)	(12)
Effect of foreign subsidiaries undistributed earnings no longer permanently reinvested	—	—	5,855	55
Other, net	1,261	1,775	4,121	38

Provision for income taxes	¥20,808	¥51,444	¥68,826	$641

The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

Under the provisions of FASB Statement No. 109 (“Accounting for Income Taxes”), the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates. As a result, the net deferred tax liability decreased ¥2,420 million, which decreased the provision for income taxes in fiscal 2003, and increased ¥724 million which increased the provision for income taxes in fiscal 2004.

In fiscal 2004, ¥5,586 million of deferred tax assets which had been recognized for excess of the tax basis over the amounts for financial reporting of investments in subsidiaries was written down; due to the change in the management’s future tax plan, the temporary differences for these deferred tax assets will no longer reverse in the foreseeable future and, accordingly, should no longer be recognized.

In fiscal 2005, a deferred tax liability of ¥5,855 million ($55 million) was recognized because the Company determined not to permanently reinvest undistributed earnings of certain foreign subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Total income taxes recognized in fiscal 2003, 2004 and 2005 are as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Provision for income taxes	¥20,808	¥51,444	¥68,826	$641
Income tax on discontinued operations	388	2,015	4,062	38
Income tax on extraordinary gain	2,206	421	—	—
Income tax on cumulative effect of a change in accounting principle	353	—	—	—
Income tax on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	(7,046)	15,179	7,564	70
Minimum pension liability adjustments	1,986	(2,573)	4,781	45
Foreign currency translation adjustments	(835)	(3,192)	81	1
Net unrealized gains (losses) on derivative instruments	(445)	2,111	1,865	17

Total income taxes	¥17,415	¥65,405	¥87,179	$812

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2004 and 2005 are as follows:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Assets:
Net operating loss carryforwards	¥14,325	¥9,424	$88
Allowance for doubtful receivables on direct financing leases and probable loan losses	35,179	33,007	307
Other operating assets	3,703	3,703	35
Accrued expenses	11,219	9,176	85
Other	17,127	14,400	134

	81,553	69,710	649
Less: valuation allowance	(13,908)	(10,036)	(93)

	67,645	59,674	556

Liabilities:
Investment in direct financing leases	101,647	84,203	784
Investment in operating leases	5,280	3,455	32
Investment in securities	17,214	22,143	206
Deferred insurance policy acquisition costs	11,640	11,468	107
Policy liabilities	4,040	8,765	82
Undistributed earnings	21,719	43,376	404
Prepaid benefit cost	10,937	12,161	113
Other	2,845	10,465	98

	175,322	196,036	1,826

Net deferred tax liability	¥107,677	¥136,362	$1,270

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥2,412 million and ¥763 million in fiscal 2003 and 2004 and a decrease of ¥3,872 million ($36 million) in fiscal 2005, respectively. As of March 31, 2005, a deferred tax liability has not been recognized for ¥72,779 million ($678 million) of undistributed earnings of foreign subsidiaries where the Company intends to reinvest permanently. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

Certain subsidiaries have net operating loss carryforwards of ¥40,180 million ($374 million) at March 31, 2005, which expire as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥791	$7
2007	1,132	11
2008	914	9
2009	1,023	10
2010	145	1
Thereafter	36,175	336

Total	¥40,180	$374

Net deferred tax assets and liabilities at March 31, 2004 and 2005 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Other assets	¥14,557	¥19,245	$179
Income taxes: deferred	122,234	155,607	1,449

Net deferred tax liability	¥107,677	¥136,362	$1,270

16. Pension Plans

The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. Those trusted contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of such payments are determined on the basis of length of service and remuneration at the time of termination in some defined benefit pension plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The Company had tax qualified pension plan in which the benefit was determined on the basis of length of service and remuneration at the time of termination. However, effective July 1, 2004, the Company amended its tax qualified pension plan to a cash balance pension plan and a defined contribution pension plan. The cash balance plan is regarded as a defined benefit pension plan and under the cash balance pension plan, each participant has an account, which is calculated yearly based on the current rate of pay, job title, job class and market-related interest rate.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion of benefit obligation from the employees’ pension fund (“EPF”) to the government together with a specified amount of plan assets determined pursuant to a government formula. In fiscal 2004, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF. In fiscal 2005, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to past employee service with respect to the substitutional portion of its EPF and transferred the benefit obligation of the substitutional portion as well as the related government-specified portion of plan assets of the EPF to the government. As a result of the completion of the transfer, the Company and certain subsidiaries recognized: a gain on a subsidy from the government of ¥12,425 million ($115 million), a gain on the reversal of retirement benefit liabilities as a result of derecognition of previously accrued salary progression at the time of settlement for the substitutional portion of ¥2,618 million ($25 million), and a loss of ¥14,470 million ($135 million) to liquidate the plan, which mainly include amortization of unrecognized actuarial loss. The net impact of the above was a gain of ¥573 million ($5 million), which was recorded as a reduction in selling, general and administrative expenses in the consolidated statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2004 and 2005 is as follows:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Change in benefit obligation:
Benefit obligation at beginning of year	¥74,688	¥81,184	$756
Service cost	3,737	2,872	27
Interest cost	1,655	1,643	15
Plan participants’ contributions	255	—	—
Plan amendments	—	(10,287)	(96)
Actuarial loss	2,478	2,576	24
Foreign currency exchange rate change	(484)	67	1
Benefits paid	(1,522)	(1,865)	(17)
Plan curtailment	(132)	—	—
Settlements	(407)	—	—
Transfer of the substitutional portion of EPF	—	(24,670)	(230)
Acquisition and other	916	858	8

Benefit obligation at end of year	¥81,184	¥52,378	$488

Change in plan assets:
Fair value of plan assets at beginning of year	¥54,492	¥66,684	$621
Actual return on plan assets	6,457	2,768	26
Employer contribution	6,925	6,499	61
Plan participants’ contributions	255	—	—
Benefits paid	(1,371)	(1,618)	(15)
Foreign currency exchange rate change	(287)	44	0
Settlements	26	—	—
Transfer of the substitutional portion of EPF	—	(9,627)	(90)
Acquisition and other	187	514	5

Fair value of plan assets at end of year	¥66,684	¥65,264	$608

The funded status of the plans:
Funded status	¥(14,500)	¥12,886	$120
Unrecognized prior service cost	(2,545)	(12,039)	(112)
Unrecognized net actuarial loss	39,587	24,248	226
Unrecognized net transition obligation	351	364	3

Net amount recognized	¥22,893	¥25,459	$237

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost	¥26,740	¥29,734	$277
Accrued benefit liability	(17,376)	(6,156)	(57)
Intangible asset	84	94	1
Accumulated other comprehensive loss, gross of tax	13,445	1,787	16

Net amount recognized	¥22,893	¥25,459	$237

The accumulated benefit obligations for all defined benefit pension plans were ¥66,642 million and ¥41,597 million ($387 million), respectively, at March 31, 2004 and 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥35,918 million, ¥31,733 million and ¥15,069 million, respectively, at March 31, 2004 and ¥16,191 million ($151 million), ¥12,722 million ($118 million) and ¥7,409 million ($69 million), respectively, at March 31, 2005.

Net pension cost of the plans for fiscal 2003, 2004 and 2005 consists of the following:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Service cost	¥4,060	¥3,737	¥2,872	$27
Interest cost	1,728	1,655	1,643	15
Expected return on plan assets	(1,534)	(1,231)	(1,375)	(13)
Amortization of unrecognized transition obligation	11	8	1	0
Amortization of unrecognized net actuarial loss	1,588	2,386	2,065	20
Amortization of unrecognized prior service cost	(272)	(272)	(767)	(7)
Plan curtailment and settlements	13	229	27	0
Settlement loss resulting from transfer of substitutional portion of EPF	—	—	11,852	110

Net periodic pension cost	¥5,594	¥6,512	¥16,318	$152

In addition to the above net pension cost, the Company and certain subsidiaries recognized a gain on a subsidy from the government of ¥12,425 million ($115 million), in relation to the transfer of the substitutional portion of EPF. Including the above settlement loss resulting from the transfer of the substitutional portion of EPF, a net gain of ¥573 million ($5 million) in relation to transfer of the substitutional portion of EPF was recorded as a reduction in selling, general and administrative expenses in the consolidated statements of income.

The Company and certain subsidiaries use a March 31 measurement date for the majority of its plans.

Significant assumptions of domestic and foreign pension plans used to determine these amounts are as follows:

Domestic	2003	2004	2005
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	2.0%	2.0%	2.0%
Rate of increase in compensation levels	1.7%	1.9%	5.0%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.5%	2.0%	2.0%
Rate of increase in compensation levels	2.2%	1.7%	1.9%
Expected long-term rate of return on plan assets	2.5%	2.0%	1.8%

Overseas	2003	2004	2005
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	6.3%	5.7%	5.7%
Rate of increase in compensation levels	4.0%	0.1%	0.3%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	7.0%	6.3%	5.7%
Rate of increase in compensation levels	4.3%	4.0%	0.1%
Expected long-term rate of return on plan assets	9.3%	8.5%	8.3%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

In consequence of the amendment of the Company’s pension plan to a cash balance pension plan, the rate of the increase in compensation levels used to determine benefit obligations of the domestic plans at March 31, 2005 included not only the rate of the increase in the base salary but also the rate of the increase in the amounts credited to the participants’ accounts of the cash balance plan, which resulted from participants’ job titles and the promotion of their job classes.

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

The asset allocation for the Company and certain subsidiaries’ pension plans at March 31, 2004 and 2005 are as follows:

	2004	2005
Equity securities	30.2%	42.3%
Debt securities	31.4	44.4
Life insurance company general accounts	6.2	7.0
Short-term financial instruments	31.0	5.0
Other	1.2	1.3

Total	100.0%	100.0%

Life insurance company general accounts in the above table are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.

The Company and certain subsidiaries’ investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. The Company and certain subsidiaries formulate a policy portfolio appropriate to produce the expected long-term rate of return on plan assets, and ensure that plan assets are allocated under this policy portfolio. The Company and certain subsidiaries periodically have an external consulting firm monitor the results of actual return and revise the policy portfolio if necessary.

Equity securities in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of ¥203 million and ¥199 million ($2 million) at March 31, 2004 and 2005, respectively.

The Company and certain subsidiaries expect to contribute ¥5,943 million ($55 million) to those pension plans during the year ending March 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

At March 31, 2005, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥1,478	$14
2007	1,551	14
2008	1,585	15
2009	1,796	17
2010	1,857	17
2011-2015	11,512	107

Total	¥19,779	$184

In addition, directors and corporate auditors of certain subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. The amount required based on length of service and remuneration to date under these plans is fully accrued.

The Company abolished this unfunded termination plans at June 2003.

Total costs charged to income for all the plans including the defined benefit plans are ¥7,094 million, ¥9,564 million and ¥4,961 million ($46 million), in fiscal 2003, 2004 and 2005, respectively. The gain on a subsidy from the government of ¥12,425 million ($115 million) and the settlement loss of ¥11,852 million ($110 million) resulting from transfer of substitutional portion of EPF were included in those costs in fiscal 2005.

17. Stock-Based Compensation

The Company has four types of stock-based compensation plans as incentive plans for directors, corporate executive officers, corporate auditors and selected employees.

In fiscal 1999, 2000 and 2001, the Company granted stock options to directors, corporate executive officers and certain employees of the Company and the stock options vested immediately except for the fiscal 2001 plan which had a vesting period of three years and the exercise periods are 9.75, 9.7 and 10 years from the grant date, respectively. Under the plans, option holders have the right to purchase in the aggregate 146,000, 145,000 and 316,700 treasury shares of the Company for options granted during fiscal 1999, 2000 and 2001, respectively. The grant of the rights to purchase treasury shares was accounted for under the intrinsic value method allowed per FASB Statement No. 123 (“Accounting for Stock-Based Compensation”).

In fiscal 2001 and 2002, the Company issued unsecured bonds with detachable warrants. Simultaneously with the issuance of the unsecured bonds, the Company purchased all of the detachable warrants from the underwriters and distributed such warrants to corporate auditors and certain employees of the Company and to directors, corporate auditors and certain employees of subsidiaries. The warrants issued in fiscal 2001 and 2002 vested immediately with an exercise period of four years. By exercising the warrants, the warrant holders can purchase in the aggregate, 126,143 and 124,303 shares of the Company granted for each fiscal year. The issuance of the warrants was accounted for under the intrinsic value method allowed per FASB Statement No. 123.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

In fiscal 2003, 2004 and 2005, the Company granted stock acquisition rights that had a vesting period of 1.67, 1.92 and 1.92 years and an exercise period of 9.67, 9.92 and 9.92 years, respectively. The acquisition rights were to purchase, in the aggregate, 453,300, 516,000 and 528,900 shares of the Company’s common stock at an exercise price. The acquisition rights were distributed to directors, corporate executive officers, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies. The issuance of the stock acquisition rights was accounted for under the intrinsic value method allowed per FASB Statement No. 123.

The Board of Directors intends to obtain approval from shareholders, at the next general meeting, to be held on June 21, 2005, for an additional grant of stock acquisition rights for 580,000 shares, to directors, corporate executive officers, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies during the year ending March 31, 2006.

For all plans above, the exercise prices, which are determined by a formula linked to the stock price of the Company’s shares on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s shares at the grant dates.

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2003	2004	2005	2005
Grant-date fair value	¥3,126	¥3,351	¥5,917	$(55.10)
Expected life	6.95 Years	8.90 Years	8.92 Years	8.92 Years
Risk-free rate	0.52%	0.81%	1.67%	1.67%
Expected volatility	43.52%	41.79%	42.67%	42.67%
Expected dividend yield	0.339%	0.346%	0.210%	0.210%

The following table summarizes information about stock option activity for fiscal 2003, 2004 and 2005:

	2003		2004		2005
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
		Yen		Yen		Yen	U. S. dollar
Outstanding at beginning of year	1,568,253	¥11,991	1,833,405	¥11,333	2,050,910	¥10,349	$96.37
Granted	453,300	7,452	516,000	7,230	528,900	12,121	112.87
Exercised	(62,929)	6,899	(25,200)	7,779	(329,989)	8,501	79.16
Forfeited or expired	(125,219)	7,758	(273,295)	11,297	(145,138)	13,674	127.33

Outstanding at end of year	1,833,405	11,333	2,050,910	10,349	2,104,683	10,855	101.08

Exercisable at end of year	767,905	¥11,225	1,086,010	¥13,029	1,069,283	¥11,950	$111.28

The exercise prices of the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Summary information about the Company’s stock options outstanding and exercisable at March 31, 2005 is as follows:

Range of exercise price	Outstanding			Exercisable
	Number of shares	Weighted average remaining life	Weighted average exercise price	Number of shares	Weighted average exercise price
Yen		Years	Yen		Yen
¥ 7,230-¥10,000	801,900	7.63	¥ 7,332	294,400	¥ 7,509
10,001- 13,000	995,583	7.17	12,020	467,683	11,907
13,001- 16,272	307,200	5.25	16,272	307,200	16,272

7,230- 16,272	2,104,683	7.06	10,855	1,069,283	11,950

Range of exercise price	Outstanding			Exercisable
	Number of shares	Weighted average remaining life	Weighted average exercise price	Number of shares	Weighted average exercise price
U.S. dollars		Years	U.S. dollars		U.S. dollars
$ 67.32-$ 93.12	801,900	7.63	$ 68.27	294,400	$69.92
93.13- 121.05	995,583	7.17	111.93	467,683	110.88
121.06- 151.52	307,200	5.25	151.52	307,200	151.52

67.32- 151.52	2,104,683	7.06	101.08	1,069,283	111.28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

18. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) in fiscal 2003, 2004 and 2005 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders’ equity.

	Millions of yen
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Foreign currency translation adjustments	Net unrealized losses on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2002	¥14,756	¥(6,834)	¥(14,800)	¥(6,562)	¥(13,440)
Net unrealized losses on investment in securities, net of tax of ¥7,887 million	(14,300)				(14,300)
Reclassification adjustment for losses included in net income, net of tax of ¥(841) million	1,461				1,461
Minimum pension liability adjustments, net of tax of ¥(1,986) million		2,652			2,652
Foreign currency translation adjustments, net of tax of ¥835 million			(15,780)		(15,780)
Reclassification adjustment for losses included in net income			661		661
Net unrealized losses on derivative instruments, net of tax of ¥1,040 million				(1,785)	(1,785)
Reclassification adjustment for losses included in net income, net of tax of ¥(595) million				784	784

Current period change	(12,839)	2,652	(15,119)	(1,001)	(26,307)

Balance at March 31, 2003	1,917	(4,182)	(29,919)	(7,563)	(39,747)
Net unrealized gains on investment in securities, net of tax of ¥(17,929) million	26,875				26,875
Reclassification adjustment for losses included in net income, net of tax of ¥2,750 million	(3,744)				(3,744)
Minimum pension liability adjustments, net of tax of ¥2,573 million		(3,785)			(3,785)
Foreign currency translation adjustments, net of tax of ¥3,192 million			(15,467)		(15,467)
Reclassification adjustment for losses included in net income			(243)		(243)
Net unrealized gains on derivative instruments, net of tax of ¥(1,846) million				2,588	2,588
Reclassification adjustment for losses included in net income, net of tax of ¥(265) million				382	382

Current period change	23,131	(3,785)	(15,710)	2,970	6,606

Balance at March 31, 2004	25,048	(7,967)	(45,629)	(4,593)	(33,141)
Net unrealized gains on investment in securities, net of tax of ¥(13,192) million	23,205				23,205
Reclassification adjustment for losses included in net income, net of tax of ¥5,628 million	(8,103)				(8,103)
Minimum pension liability adjustments, net of tax of ¥ (4,781) million		6,877			6,877
Foreign currency translation adjustments, net of tax of ¥(81) million			4,971		4,971
Reclassification adjustment for losses included in net income			1,048		1,048
Net unrealized gains on derivative instruments, net of tax of ¥(1,467) million				2,738	2,738
Reclassification adjustment for losses included in net income, net of tax of ¥(398) million				532	532

Current period change	15,102	6,877	6,019	3,270	31,268

Balance at March 31, 2005	¥40,150	¥(1,090)	¥(39,610)	¥(1,323)	¥(1,873)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

	Millions of U.S. dollars
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Foreign currency translation adjustments	Net unrealized losses on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2004	$233	$(74)	$(425)	$(42)	$(308)
Net unrealized gains on investment in securities, net of tax of $(123) million	216				216
Reclassification adjustment for losses included in net income, net of tax of $53 million	(75)				(75)
Minimum pension liability adjustments, net of tax of $(45) million		64			64
Foreign currency translation adjustments, net of tax of $(1) million			46		46
Reclassification adjustment for losses included in net income			10		10
Net unrealized gains on derivative instruments, net of tax of $(14) million				25	25
Reclassification adjustment for losses included in net income, net of tax of (3) $million				5	5

Current period change	141	64	56	30	291

Balance at March 31, 2005	$374	$(10)	$(369)	$(12)	$(17)

19. Shareholders’ Equity

Changes in the number of shares issued and outstanding in fiscal 2003, 2004 and 2005 are as follows:

	Number of shares
	2003	2004	2005
Beginning balance	84,303,985	84,365,914	84,366,314
Exercise of warrants	61,929	400	249,089
Conversion of convertible bonds	—	—	3,380,687
Ending balance	84,365,914	84,366,314	87,996,090

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

The Code provides that at least one-half of the issue price of new shares be included in common stock. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock and proceeds received from the issuance of common stock, including the exercise of warrants and stock acquisition rights, equally between common stock and additional paid-in capital by resolution of the Board of Directors.

The Board of Directors resolved in May 2005 that total of ¥3,496 million ($33 million) dividends shall be distributed to the shareholders of record as of March 31, 2005. The liability for declared dividends and related impact on shareholder’s equity are accounted for in the period of such board of directors’ resolution.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The amount available for dividends under the Code is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, and there are restrictions on the payment of dividends relating to net unrealized gains on investment in securities and earnings associated with derivative contracts, amounting to ¥19,992 million ($186 million) as of March 31, 2005. As a result, the amount available for dividends is ¥109,312 million ($1,018 million) as of March 31, 2005.

Retained earnings at March 31, 2005 include ¥39,617 million ($369 million) relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2005, the restricted net assets of certain subsidiaries include regulatory capital requirements for life insurance, banking and securities brokerage operations of ¥31,414 million ($293 million).

20. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities in fiscal 2003, 2004 and 2005 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Brokerage commissions	¥2,400	¥3,967	¥4,516	$42
Net gains on investment securities	8,457	22,058	29,390	274

	¥10,857	¥26,025	¥33,906	$316

Trading activities—Net gains on investment securities include net trading loss of ¥1,040 million, net trading gain of ¥1,500 million and net trading loss of ¥215 million ($2 million) for fiscal 2003, 2004 and 2005, respectively. Net gains of ¥231 million, ¥431 million and net losses of ¥166 million ($2 million) on derivative trading instruments are also included in net gains on investment securities for fiscal 2003, 2004 and 2005, respectively.

21. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2003, 2004 and 2005 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Life insurance premiums	¥122,963	¥119,458	¥125,806	$1,172
Life insurance related investment income	15,476	14,696	11,198	104

	¥138,439	¥134,154	¥137,004	$1,276

The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in the recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2003, 2004 and 2005 amounted to ¥11,740 million, ¥10,017 million and ¥10,359 million ($96 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

22. Other Operations

In fiscal 2003, 2004 and 2005, other operating revenues include revenues from integrated facilities management operations, which amounted to ¥11,731 million, ¥17,705 million and ¥30,974 million ($288 million), respectively, and their related expenses were ¥9,602 million, ¥15,599 million and ¥28,534 million ($266 million), respectively, which are included in other operating expenses.

Other items consist of revenues and expenses from golf courses, a training facility and hotels, operating results from real estate related business and the servicing of receivables in a foreign subsidiary, commissions for the sale of insurance and other financial products and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2003, 2004 and 2005, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2003, 2004 and 2005.

23. Write-downs of Long-Lived Assets

In accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and subsidiaries performed tests for impairment on some assets for which events or changes in circumstances indicated that the carrying amount might not be recoverable. The Company and subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. When it is determined that an asset’s carrying amount is not recoverable, an impairment loss is measured as the amount by which the carrying amount exceeds the asset’s estimated fair value. Fair value was calculated by independent third party appraisals, appraisals prepared internally by the Company’s own staff of appraisers, based on recent transactions involving sales of similar assets, or other valuation techniques to estimate fair value.

During fiscal 2003, 2004 and 2005, the Company and certain subsidiaries recognized impairment losses for the difference between long-lived asset carrying values and estimated fair values in the amount of ¥50,682 million, ¥12,345 million and ¥11,713 million ($109 million), respectively, which are reflected as write-downs of long-lived assets. The losses of ¥1,879 million ($18 million) were included in the Americas’ segment, ¥1,318 million ($12 million) were included in the real estate segment and ¥768 million ($7 million) were included in the real estate-related finance segment respectively, and the remaining ¥7,748 million ($72 million) of losses was recorded separately from segment information for assets considered corporate assets in fiscal 2005. The details of significant write-downs are as follows.

Golf Courses—In fiscal 2003, certain subsidiaries determined to write their owned four golf courses down to each its estimated fair value due to the reduction in playing fees reflecting competition with surrounding golf courses resulting in write-downs of long-lived assets of ¥25,270 million. In fiscal 2004, certain subsidiaries wrote their two golf courses down to each estimated fair values resulting in write-downs of long-lived assets of ¥3,473 million due to cash flow declining on their golf courses because of competition with surrounding golf courses, which resulted in a decrease in the number of visitors and playing fees. There was no impairment for these golf courses in fiscal 2005.

Corporate Dormitories—The Company and a subsidiary have a business activity that consists of leasing corporate dormitory buildings to major corporations in Japan. During fiscal 2003, ¥3,137 million of write-downs for several dormitory properties were recorded, due to the deterioration of terms and conditions of lease contracts between those corporations and the Company or a subsidiary. During fiscal 2004, ¥2,071 million of write-downs

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

for a few dormitory properties were recorded, due to some lease contracts with corporate customers that were restructured at lower rental rates or expired without being renewed. During fiscal 2005, the Company determined that expected future cash flows were less than the current carrying amount for one dormitory property because the lease contract with corporate customer expired without being renewed, and recognized its estimated fair value was below current carrying amount. As the result, the Company wrote down the dormitory to its estimated fair value resulting in write-downs of long-lived assets of ¥500 million ($5 million).

Office Buildings—During fiscal 2003, ¥7,257 million of write-downs were recorded, due to a decline in current rental rates. During fiscal 2004, the business environment for office buildings recovered slightly and rental rates stopped declining in certain areas, but the Company wrote down to the estimated fair value an office building in a city other than Tokyo resulting in write-downs of long-lived assets of ¥766 million. During fiscal 2005, the business environment for office buildings improved compared to the previous fiscal year, but the Company wrote down to the estimated fair value an office building in a city other than Tokyo, Osaka and Nagoya resulting in write-downs of long-lived assets of ¥306 million ($3 million). This office building became vacant due to the bankruptcy of an office tenant and the Company determined its carrying amount was not recoverable with expected future cash flows.

Hotel Properties and Commercial Complex—During fiscal 2003, ¥4,910 million of write-downs were recorded due to the decline in occupancy rates at several of the hotel properties owned by the Company and certain subsidiaries. During fiscal 2004, a subsidiary in the United States reexamined the expected future cash flows generated from a commercial complex in a redevelopment area due to changes of the development project. Accordingly the subsidiary wrote down this property to the estimated fair value resulting in a write-downs of ¥3,019 million. During fiscal 2005, a subsidiary in the United States determined that expected future cash flows were less than the current carrying amount for a certain commercial complex due to a decrease in current rental rates. The estimated fair value was less than the current carrying amount, and as a result the subsidiary recorded ¥1,879 million ($17 million) of write-downs.

Condominiums—During fiscal 2003 and 2004, ¥6,480 million of write-downs for approximately 540 units and ¥915 million of write-downs for approximately 160 units were recorded, respectively, due to the decline in the expected cash flow by each unit. During fiscal 2005, the Company tested for impairment based on cash flow information by each unit and wrote these condominiums down to their estimated fair value resulting in write-downs of long-lived assets of ¥554 million ($5 million) for approximately 90 units.

Others—During fiscal 2003 and 2004, the Company and certain subsidiaries recorded ¥3,628 million and ¥2,101 million of write-downs of long-lived assets, respectively, for other long-lived assets including developed and undeveloped land. During fiscal 2005, the Company and certain subsidiaries recorded impairment losses of ¥8,474 million ($79 million) for properties consisting of ¥7,705 million ($72 million) of a write-down for a property in Japan that was reclassified from office facilities to rental purpose and was assessed based on its revised expected future cash flows as rental purpose after it was decided that the building would be rebuilt, and ¥769 million ($7 million) for other real estate including developed and undeveloped land.

24. Discontinued Operations

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) requires to reclassify operations related to these real estate sold or to be disposed of by sale to discontinued operations, if the Company and its subsidiaries have no significant continuing involvement in sold properties. In fiscal 2004 and 2005, the Company, its subsidiaries in Japan and a subsidiary in the United States

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

sold real estate for rental without significant continuing involvement in those sold properties and earned ¥3,747 million and ¥9,964 million ($93 million) of aggregated gains, respectively. In addition, the Company and its subsidiaries determined to dispose of by sale properties for rental without a significant continuing involvement in those properties of ¥9,131 million and ¥16,532 million ($154 million) which are mainly included in the investment in operating leases in the accompanying consolidated balance sheets at March 31, 2004 and 2005. Under this Statement, the Company and the subsidiaries report these gains on sales of rental properties, rental revenues generated and other expenses incurred by the operations of both the properties, which have been sold and to be disposed of by sale as income from discontinued operations in the accompanying consolidated statements of income. Income and expenses generated by the operations of these properties recognized in fiscal 2003 and 2004 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income. Revenues from operations for the discontinued operations reclassified in fiscal 2003, 2004 and 2005 are ¥4,578 million, ¥9,832 million and ¥13,872 million ($129 million), respectively, and income before income taxes are ¥902 million, ¥4,916 million and ¥10,037 million ($93 million) in fiscal 2003, 2004 and 2005, respectively.

25. Per Share Data

In Japan, dividends which are payable to shareholders of record at the end of a fiscal year had been approved at the annual general meeting of shareholders held subsequent to the year-end fiscal 2003. After fiscal 2004, the Company adopted a “Company with Committees” board model, which became possible as a result of an amendment to the Japanese Commercial Code effective in April 2003, and accordingly dividends are resolved at the board of directors meeting held subsequent to the year-end. Therefore, the declaration of these dividends is not reflected in the financial statements at such fiscal year-ends.

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2003, 2004 and 2005 is as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Income from continuing operations	¥24,578	¥50,510	¥85,521	$796
Effect of dilutive securities—
Convertible notes	85	1,432	1,362	13

Income from continuing operations for diluted EPS computation	¥24,663	¥51,942	¥86,883	$809

	Thousands of shares
	2003	2004	2005
Weighted-average shares	83,672	83,685	84,110
Effect of dilutive securities—
Warrants	—	97	381
Convertible notes	5,273	8,409	8,120
Treasury stock	5	4	45

Weighted-average shares for diluted EPS computation	88,950	92,195	92,656

	Yen			U.S. dollars
	2003	2004	2005	2005
Earnings per share for income from continuing operations:
Basic	¥293.74	¥603.58	¥1,016.78	$9.47
Diluted	277.27	563.39	937.70	8.73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

As a result of adopting EITF Issue No. 04-8 (“the Effect of Contingently Convertible Instruments on Diluted Earnings per Share”), diluted earnings per share for income from continuing operations and net income for fiscal 2004 have been restated retroactively in the above table. It did not have a dilutive effect on earnings per share for fiscal 2003:

26. Derivative Financial Instruments and Hedging

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

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange forward contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions. The interest rate swap agreements outstanding as of March 31, 2005 mature at various dates through 2020. Net losses before deducting applicable taxes on derivative contracts that were reclassified from other comprehensive loss into earnings through other operating expenses and other operating revenues were ¥784 million, ¥382 million and ¥532 million ($5 million) during fiscal 2003, 2004 and 2005, respectively. Net losses of ¥124 million, net gains of ¥19 million and ¥45 million ($0 million), which represents the total ineffectiveness of cash flow hedges, were recorded in earnings, through other operating expenses and other operating revenues, for fiscal 2003, 2004 and 2005, respectively. Approximately ¥708 million ($7 million) of net derivative losses included in accumulated other comprehensive loss, net of applicable income taxes at March 31, 2005 will be reclassified into earnings through other operating expenses within fiscal 2006.

(c) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2003, 2004 and 2005, a gain of ¥0 million, ¥3 million and ¥231 million ($2 million) of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings through other operating revenues.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). The net gain (loss) of foreign currency translation adjustments for fiscal 2003, 2004 and 2005 were a gain of ¥5,052 million, ¥9,010 million and a loss of ¥6,471 million ($60 million), respectively.

(e) Trading and other derivatives

Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries’ convertible bonds and are recorded as stand-alone derivative contracts. At March 31, 2004 and 2005, the total face amounts were ¥29,735 million and ¥4,488 million ($42 million), respectively, and the fair value of conversion option were ¥910 million and ¥12 million ($0 million), respectively.

The following table provides notional amount information about derivative instruments as of March 31, 2004 and 2005. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Interest rate risk management:
Interest rate swap agreements	¥440,894	¥366,838	$3,416
Options and caps held	56,361	44,752	417
Forward contracts	97,510	—	—

Foreign exchange risk management:
Foreign exchange forward contracts	¥117,939	¥146,964	$1,369
Futures	114	124	1
Foreign currency swap agreements	224,628	136,636	1,272

Trading activities:
Futures	¥213,802	¥120,090	$1,118
Options and caps held	1,446	1,388	13
Options and caps written	1,317	1,000	9
Foreign exchange forward contracts	8,387	4,136	39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

27. Significant Concentrations of Credit Risk

The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of offset and continuous oversight. The Company and its subsidiaries’ principal financial instrument portfolio consists of direct financing leases and installment loans which are secured by title to the leased assets and assets specifically collateralized in relation to loan agreements. When deemed necessary, guarantees are also obtained. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties’ failure to perform in connection with collateralized financing activities is believed to be minimal. The Company and its subsidiaries have access to collateral in case of bankruptcy and other losses. However, a significant decline in real estate markets could result in a decline in value of the secured real estate below the mortgage setting amount which would expose the Company and certain subsidiaries to unsecured credit risk.

At March 31, 2004 and 2005, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, approximately ¥3,878 billion, or 83%, at March 31, 2004 and approximately ¥4,230 billion ($39,389 million), or 85%, at March 31, 2005 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥418 billion and ¥364 billion ($3,390 million) as of March 31, 2004 and 2005, respectively.

The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March 31, 2004 and 2005, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases which exceeded 10% of the consolidated total assets. The percentage of investment in transportation equipment to consolidated total assets is 12.1% and 12.0% as of March 31, 2004 and 2005, respectively.

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

March 31, 2004

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥26,354	¥26,354
Futures:
Assets	602	602
Liabilities	44	44
Options and other derivatives:
Assets	45	45
Liabilities	32	32
Non-trading instruments Assets:
Cash and cash equivalents	152,235	152,235
Restricted cash	35,621	35,621
Time deposits	677	677
Installment loans (net of allowance for probable loan losses)	2,147,928	2,162,285
Investment in securities:
Practicable to estimate fair value	386,797	386,797
Not practicable to estimate fair value	138,777	138,777
Liabilities:
Short-term debt	903,916	903,916
Deposits	292,545	296,036
Long-term debt	2,662,719	2,672,585
Foreign exchange forward contracts:
Assets	1,566	1,566
Liabilities	1,264	1,264
Foreign currency swap agreements:
Assets	16,607	16,607
Liabilities	1,328	1,328
Interest rate swap agreements:
Assets	1,386	1,386
Liabilities	9,364	9,364
Options and other derivatives:
Assets	1,590	1,590
Liabilities	1	1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

March 31, 2005

	Millions of yen		Millions of U.S. dollars
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥47,784	¥47,784	$445	$445
Futures:
Assets	264	264	2	2
Liabilities	60	60	1	1
Options and other derivatives:
Assets	11	11	0	0
Liabilities	50	50	0	0
Non-trading instruments Assets:
Cash and cash equivalents	145,380	145,380	1,354	1,354
Restricted cash	53,193	53,193	495	495
Time deposits	8,678	8,678	81	81
Installment loans (net of allowance for probable loan losses)	2,307,611	2,306,350	21,489	21,476
Investment in securities:
Practicable to estimate fair value	390,542	390,542	3,637	3,637
Not practicable to estimate fair value	150,945	150,945	1,405	1,405
Liabilities:
Short-term debt	947,871	947,871	8,826	8,826
Deposits	336,588	341,846	3,134	3,183
Long-term debt	2,861,863	2,873,735	26,649	26,760
Foreign exchange forward contracts:
Assets	471	471	4	4
Liabilities	3,925	3,925	37	37
Foreign currency swap agreements:
Assets	5,256	5,256	49	49
Liabilities	2,729	2,729	25	25
Interest rate swap agreements:
Assets	1,900	1,900	18	18
Liabilities	3,616	3,616	34	34
Options and other derivatives:
Assets	22	22	0	0

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

29. Commitments, Guarantees, and Contingent Liabilities

Commitments—As of March 31, 2005, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥8,538 million ($80 million).

The minimum future rentals on non-cancelable operating leases are as follows. The longest contract will mature in fiscal 2032.

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥1,394	$13
2007	1,000	9
2008	764	7
2009	427	4
2010	201	2
Thereafter	1,246	12

Total	¥5,032	$47

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥7,293 million, ¥7,042 million and ¥8,428 million ($78 million) in fiscal 2003, 2004 and 2005, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥1,795 million, ¥3,320 million and ¥3,405 million ($32 million) in fiscal 2003, 2004 and 2005, respectively. The longest contract of them will mature in fiscal 2009. At March 31, 2005, the amounts due in each of the next five years are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥3,409	$32
2007	3,389	31
2008	1,689	16
2009	129	1
2010	—	—

Total	¥8,616	$80

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥179,003 million ($1,667 million) as of March 31, 2005.

The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met such as card loans. As of March 31, 2005, the total unused credit amount available is ¥222,249 million ($2,070 million).

Guarantees—The Company and its subsidiaries adopted FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognized a liability in the consolidated balance sheets for the fair

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

value of the guarantees within the scope of FASB Interpretation No. 45 issued or amended on and after January 1, 2003. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position. The following table represents the summary of guarantees recorded as guarantee liabilities as of March 31, 2004 and 2005 and potential future payments of the guarantee contracts outstanding:

	Millions of yen				Millions of U.S. dollars
	2004		2005		2005
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	¥43,402	¥10,024	¥37,391	¥8,543	$348	$80
Consumer loans	25,473	2,809	21,908	2,606	204	24
Corporate loans	53,672	1,726	102,698	3,035	957	28
Other	2,964	—	1,728	108	16	1

Total	¥125,511	¥14,559	¥163,725	¥14,292	$1,525	$133

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

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries’ customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties’ operating assets. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for unrelated third parties include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions, if certain conditions are met. Total amounts of such guarantee and guarantee commissions are ¥73,500 million ($684 million) and ¥1,293 million ($12 million) as of March 31, 2005, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

30. Segment Information

The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations. With respect to the corporate financial services segment and real estate-related finance in operations in Japan segment, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

Corporate financial services operations are primarily corporate direct financing leases and lending operations other than real estate related lending. Automobile operations comprise automobile leasing operations and automobile rental operations. Rental operations comprise operating leases over measuring equipment and information-related equipment. Real estate-related finance operations include corporate real estate financing activities as well as personal housing loan lending operations. Real estate operations primarily comprise residential subdivision developments, office buildings development and sales as well as the rental and management of office buildings, golf courses, hotels and a training facility. Life insurance operations include direct and agency life insurance sales and related activities. The two overseas operating segments, the Americas and Asia, Oceania and Europe, include direct financing lease operations, investment in debt securities, collateralized real estate lending and aircraft and ship financing operations. Other operations, which are not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, are reported under operations in Japan, other. They primarily include securities brokerage, venture capital operations, card loans and corporate rehabilitation business.

Effective January 1, 2005, the Company integrated seven group companies, which were involved in automobile leasing and rental operations, into ORIX Auto Corporation, in order to control and manage the overall automobile operations under one company. The automobile leasing operations, which had been included in the “Corporate Financial Services” segment and the automobile rental operations that had been included in the “Rental Operations” segment were included in the “Automobile Operations” segment from this fiscal year. The “Rental Operations” segment now includes only the rental operations of precision measuring and information-related equipment. The Company had managed the “Europe” segment as an independent operating segment apart from the “Asia and Oceania” segment. Due to the downsizing of the business operation in the Europe area, the Company reviewed its business management policy and consequently, the management decided to integrate the “Europe” segment into the “Asia and Oceania” segment. From this fiscal year the new segment is shown as the “Asia, Oceania and Europe” segment. Accordingly, certain amounts in fiscal 2003 and 2004 have been reclassified retroactively to conform to the fiscal 2005 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Financial information of the segments for fiscal 2003, 2004 and 2005 is as follows:

	Millions of yen
	Operations in Japan							Overseas operations		Total
Year ended March 31, 2003	Corporate financial services	Automobile operations	Rental operations	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥82,059	¥66,215	¥68,162	¥52,548	¥110,092	¥138,511	¥61,240	¥61,643	¥75,005	¥715,475
Interest revenue	18,623	20	8	28,991	414	—	41,474	30,460	11,232	131,222
Interest expense	15,281	3,165	1,177	6,303	2,122	86	3,453	18,808	16,855	67,250
Depreciation and amortization	21,727	15,759	39,642	3,048	4,487	75	4,077	2,880	23,428	115,123
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	18,004	485	2,373	8,499	4	108	14,195	8,173	2,865	54,706
Write-downs of long-lived assets	—	—	—	—	50,682	—	—		—	50,682
Increase in policy liabilities	—	—	—	—	—	5,889	—	—	—	5,889
Equity in net income (loss) of and gains (losses) on sales of affiliates	(73)	—	—	561	2	—	3,168	4,433	1,202	9,293
Discontinued operations	(9)	—	—	280	856	72	—	(297)	—	902
Segment profit (loss)	27,560	17,775	3,225	19,572	(39,441)	4,791	8,452	1,332	9,029	52,295
Segment assets	1,525,968	385,385	126,466	931,513	303,838	579,805	387,978	618,148	513,081	5,372,182
Long-lived assets	17,740	39,566	77,679	86,247	207,821	18,350	216	70,784	116,830	635,233
Expenditures for long-lived assets	167	27,335	47,835	5,201	30,106	327	—	907	28,529	140,407
Investment in affiliates	161	22	—	13,118	—	—	40,636	27,866	49,373	131,176

	Millions of yen
	Operations in Japan							Overseas operations		Total
Year ended March 31, 2004	Corporate financial services	Automobile operations	Rental operations	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥80,418	¥72,614	¥73,235	¥56,804	¥148,217	¥133,391	¥73,987	¥50,373	¥71,176	¥760,215
Interest revenue	17,944	10	6	32,099	381	—	38,691	18,206	8,896	116,233
Interest expense	15,082	2,561	1,408	6,335	2,346	87	3,138	12,598	13,823	57,378
Depreciation and amortization	21,958	17,966	41,682	4,262	4,194	73	2,805	2,735	22,813	118,488
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	16,009	2,218	(249)	6,870	86	912	16,729	4,476	2,541	49,592
Write-downs of long-lived assets	143	—	—	—	8,052	—	—	3,019	—	11,214
Decrease in policy liabilities	—	—	—	—	—	15,771	—	—	—	15,771
Equity in net income (loss) of and gains (losses) on sales of affiliates	(61)	12	—	475	12	—	3,144	4,369	9,595	17,546
Discontinued operations	29	—	—	1,661	855	58	—	2,313	—	4,916
Segment profit	27,150	17,921	8,058	18,102	6,244	5,382	10,079	7,601	16,596	117,133
Segment assets	1,416,117	418,412	119,388	909,019	309,558	582,473	412,505	472,595	469,675	5,109,742
Long-lived assets	18,189	76,480	78,198	71,006	192,969	25,225	786	60,208	108,051	631,112
Expenditures for long-lived assets	2,813	33,156	47,512	12,458	40,410	8,090	1	8,384	30,946	183,770
Investment in affiliates	99	35	—	(676)	634	12,852	50,568	26,778	58,888	149,178

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Year ended March 31, 2005	Millions of yen
	Operations in Japan							Overseas operations		Total
	Corporate financial services	Automobile operations	Rental operations	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥87,708	¥89,404	¥68,447	¥100,567	¥172,728	¥136,857	¥143,754	¥53,084	¥73,089	¥925,638
Interest revenue	25,043	7	7	47,136	301	1	37,245	18,359	8,139	136,238
Interest expense	12,760	2,835	1,042	7,262	3,495	90	3,734	10,408	13,278	54,904
Depreciation and amortization	23,010	26,613	41,936	3,548	4,859	94	5,006	3,154	23,240	131,460
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	10,529	(129)	63	16,697	290	113	9,971	1,498	542	39,574
Write-downs of long-lived assets	—	—	—	768	1,318	—	—	1,879	—	3,965
Decrease in policy liabilities	—	—	—	—	—	41,902	—	—	—	41,902
Equity in net income (loss) of and gains (losses) on sales of affiliates	350	6	—	(735)	984	1,406	11,511	(1,546)	11,150	23,126
Discontinued operations	121	—	—	3,298	2,819	250	—	3,549	—	10,037
Segment profit	43,848	21,088	9,384	22,269	15,546	7,223	20,970	15,621	22,133	178,082
Segment assets	1,506,311	451,715	118,427	1,106,548	350,254	567,023	489,758	403,399	498,855	5,492,290
Long-lived assets	17,105	103,316	64,881	128,564	206,426	23,508	3,224	44,898	121,553	713,475
Expenditures for long-lived assets	662	58,157	36,279	67,098	40,615	116	23	3,071	38,512	244,533
Investment in affiliates	943	41	—	(727)	36,400	8,994	116,194	23,316	78,255	263,416

Year ended March 31, 2005	Millions of U.S. dollars
	Operations in Japan							Overseas operations		Total
	Corporate financial services	Automobile operations	Rental operations	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	$817	$833	$637	$936	$1,608	$1,274	$1,339	$494	$681	$8,619
Interest revenue	233	0	0	439	3	0	347	171	76	1,269
Interest expense	118	26	10	68	32	1	35	97	124	511
Depreciation and amortization	214	248	391	33	45	1	47	29	216	1,224
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	98	(1)	1	155	3	1	93	14	5	369
Write-downs of long-lived assets	—	—	—	7	12	—	—	—	—	37
Decrease in policy liabilities	—	—	—	—	—	390	—	—	—	390
Equity in net income (loss) of and gains (losses) on sales of affiliates	3	0	—	(7)	9	13	107	(14)	104	215
Discontinued operations	1	—	—	31	26	2	—		—	93
Segment profit	408	196	87	207	145	67	197	145	206	1,658
Segment assets	14,027	4,206	1,103	10,304	3,262	5,280	4,560	3,756	4,645	51,143
Long-lived assets	160	962	604	1,197	1,922	219	30	418	1,132	6,644
Expenditures for long-lived assets	6	541	338	625	378	1	0	29	359	2,277
Investment in affiliates	9	0	—	(7)	339	84	1,082	217	729	2,453

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The accounting policies of the segments are almost the same as those described in Note 1 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Minority interest income and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and write-downs of certain long-lived assets, are excluded from the segment profit or loss and are regarded as corporate items.

Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), inventories, advances for investment in operating leases (included in other assets) and investment in affiliates (not including loans). This has resulted in depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s asset. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are revenues, segment profit and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Revenues:
Total revenues for segments	¥715,475	¥760,215	¥925,638	$8,619
Revenue related to corporate assets	7,993	6,287	5,184	49
Revenue from discontinued operations	(4,578)	(9,832)	(13,872)	(129)

Total consolidated revenues	¥718,890	¥756,670	¥916,950	$8,539

Segment profit:
Total profit for segments	¥52,295	¥117,133	¥178,082	$1,658
Corporate interest expenses, general and administrative expenses	(5,403)	(7,975)	(3,957)	(37)
Corporate write-downs of securities	(3,408)	(2,637)	(816)	(8)
Corporate write-downs of long-lived assets	—	(1,131)	(7,748)	(72)
Corporate other gain or loss	2,804	1,480	(1,177)	(11)
Discontinued operations	(902)	(4,916)	(10,037)	(93)

Total consolidated income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥45,386	¥101,954	¥154,347	$1,437

Segment assets:
Total assets for segments	¥5,372,182	¥5,109,742	¥5,492,290	$51,143
Cash and cash equivalents, restricted cash and time deposits	224,532	188,533	207,251	1,930
Allowance for doubtful receivables on direct financing leases and probable loan losses	(133,146)	(128,020)	(115,250)	(1,073)
Other receivables	146,650	142,711	160,263	1,492
Other corporate assets	320,849	311,991	324,399	3,021

Total consolidated assets	¥5,931,067	¥5,624,957	¥6,068,953	$56,513

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”) requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for domestic operations and on the bases of geographic area for overseas operations, the information required is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are significant. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the foreign subsidiaries and foreign affiliates.

FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2003, 2004 and 2005.

Schedule II. – Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

For the year ended March 31, 2003

	Millions of yen
Description	Balance at beginning of period	Addition: Charged to costs and expenses	Deduction	Translation Adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥365	¥93	¥(239)	¥(32)	¥187
Disposal of equipment	—	—	—	—	—
Severance and other benefits to terminated employees	216	—	(178)	(18)	20
Other closure, employee and professional costs	110	—	(79)	(10)	21
Total	¥691	¥93	¥(496)	¥(60)	¥228

Deferred Tax Assets: Valuation Allowance	¥10,733	¥3,007	¥(410)	¥(185)	¥13,145

For the year ended March 31, 2004

	Millions of yen
Description	Balance at beginning of period	Addition: Charged to costs and expenses	Deduction	Translation Adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥187	¥421	¥(146)	¥(15)	¥447
Disposal of equipment	—	44	(31)	(1)	12
Severance and other benefits to terminated employees	20	204	(137)	(6)	81
Other closure, employee and professional costs	21	133	(84)	—	70
Total	¥228	¥802	¥(398)	¥(22)	¥610

Deferred Tax Assets: Valuation Allowance	¥13,145	¥3,514	¥(2,495)	¥(256)	¥13,908

For the year ended March 31, 2005

	Millions of yen
Description	Balance at beginning of period	Addition: Charged to costs and expenses	Deduction	Translation Adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥447	¥583	¥(390)	¥20	¥660
Disposal of equipment	12	—	(12)	—	—
Severance and other benefits to terminated employees	81	78	(147)	2	14
Other closure, employee and professional costs	70	—	(72)	2	—
Total	¥610	¥661	¥(621)	¥24	¥674

Deferred Tax Assets: Valuation Allowance	¥13,908	¥1,158	¥(5,118)	¥88	¥10,036

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 21, 2005

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on April 26, 2005

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on May 20, 2005

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of independent registered public accounting firm