Form 20-F/A
period 2005-03-31
ORIX CORP
filed 2005-08-22
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐    Item 18  ☒

*	Not for trading, but only for technical purposes in connection with the registration of ADSs.

		Page
Explanatory Note		3

Item 9.	The Offer and Listing	4

Item 18.	Financial Statements	6

Index to Consolidated Financial Statements		F-1

EX-12	Certifications required by Rule 13a-14(a)

EX-13	Certifications required by Rule 13a-14(b)

ii

EXPLANATORY NOTE

ORIX Corporation is filing this Form 20-F/A to:

(1) amend the table labeled “NYSE PRICE PER ADS” on page 125 in “Item 9. The Offer and Listing” of the Form 20-F for the fiscal year ended March 31, 2005 filed on July 14, 2005, to delete the word “(thousands)” from under the column heading “Average daily trading volume (shares)”; and

(2) amend the heading of the second table set forth under the text “Long-term debt at March 31, 2004 and 2005 consists of the following:” on page F-38 in “Item 18. Financial Statements” to read “March 31, 2005”.

With the exception of the foregoing amendments, no part of the Annual Report on Form 20-F for the fiscal year ended March 31, 2005 filed on July 14, 2005 is being amended, and the filing of this Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to July 14, 2005. This Form 20-F/A is incorporated by reference into the registration statement of ORIX Corporation on Form F-3, File No. 333-109736, and into the prospectus that forms a part of that registration statement.

3

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

4

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

5

Item 18. Financial Statements

See pages F-1 through F-71.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2004 and 2005 (page F-4)

(b)	Consolidated Statements of Income for the years ended March 31, 2003, 2004 and 2005 (page F-5)

(c)	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2003, 2004 and 2005 (page F-6)

(d)	Consolidated Statements of Cash Flows for the years ended March 31, 2003, 2004 and 2005 (page F-7)

(e)	Notes to Consolidated Financial Statements (page F-8 to F-70)

(f)	Schedule II. – Valuation and Qualifying Accounts and Reserves (page F-71)

6

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

KPMG AZSA &Co.

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

For fiscal 2003, 2004 and 2005, net unrealized holding gains and losses on trading securities are losses of ¥1,610 million, gains of ¥1,977million and losses of ¥764 million ($7 million), respectively.

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

Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2003, 2004 and 2005 are as follows:

	2003			2004		2005
		Installment loans			Installment loans		Installment loans
	Direct financing leases	Card loans	Mortgage loans (1)	Direct financing leases	Commercial mortgage loans	Direct financing leases	Commercial mortgage loans	Housing loans	Investment in securities
Expected credit loss	0.03%-1.70%	0.84%-1.42%	0.69%	0.01%	2.39%	0.97%-1.19%	0.27%-1.59%	1.05%	0.00%
Discount rate	2.35%-5.36%	1.26%-1.35%	0.68%-2.11%	8.35%	1.79%	0.37%-5.01%	0.49%-2.12%	1.04%-3.46%	6.64%-14.28%
Annual prepayment rate (2)	—	—	5.95%	—	19.18%	0.20%-4.39%	19.03%-43.93%	7.52%	0.00%

(1)	Mortgage loans contain commercial mortgage loans and housing loans.
(2)	With respect to direct financing leases securitized in fiscal 2003 and 2004 and card loans securitized in fiscal 2003, the Company and its subsidiaries did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating discount rates or principal payments.

Retained interests from securitization transactions in fiscal 2005 and prior years are recorded in the consolidated balance sheets at March 31, 2005. Key economic assumptions used in measuring the fair value of retained interests as of March 31, 2005, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

	2005
		Installment loans
	Direct financing leases	Card loans	Commercial mortgage loans	Housing loans	Investment in securities
Expected credit loss	0.84%-1.35%	2.53%-3.16%	0.27%-4.05%	1.06%	0.00%
Discount rate	0.37%-8.90%	1.14%-1.58%	0.52%-2.21%	1.26%-3.29%	6.64%-14.28%
Annual prepayment rate (3)	0.20%-4.39%	—	20.41%-43.35%	6.99%	0.00%

(3)	With respect to card loans, a certain subsidiary did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating principal payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

	Millions of yen					Millions of U.S. dollars
		Installment loans					Installment loans
	Direct financing leases	Card loans	Commercial mortgage loans	Housing loans	Investment in securities	Direct financing leases	Card loans	Commercial mortgage loans	Housing loans	Investment in securities
Fair value of retained interests	¥112,426	¥60,245	¥6,419	¥9,513	¥46,788	$1,047	$561	$60	$89	$436
Weighted average life (in years)	1.6-5.1	—	2.7	9.9	6.9-7.3	1.6-5.1	—	2.7	9.9	6.9-7.3
Expected credit loss:
+10%	552	497	7	37	—	5	5	0	0	—
+20%	1,102	992	14	73	—	10	9	0	1	—
Discount rate:
+10%	405	134	10	81	249	4	1	0	1	2
+20%	804	268	19	161	469	7	2	0	1	4
Prepayment rate:
+10%	37	—	122	147	—	0	—	1	1	—
+20%	73	—	231	286	—	1	—	2	3	—

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

Certain SPEs borrow non-recourse loans from financial institutions, and ¥11,041 million and ¥10,729 million ($100 million) of SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2004 and 2005, respectively. The lenders of the non- recourse loans have no recourse to other assets of the Company and its subsidiaries.

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

During fiscal 2004, ORIX JREIT issued 52,000 units of ORIX JREIT to the public at an issue price of ¥ 463,873 per unit, receiving aggregate proceeds of ¥24,121 million. As a result of the issuance of new units, the ownership interest of the Company and its subsidiary in ORIX JREIT decreased from 21% to 15%. Because the issuance price per unit issued by ORIX JREIT was less than the average carrying amount per unit of the Company and the subsidiary, the Company and the subsidiary were required to adjust the carrying amounts of their investments in ORIX JREIT by ¥396 million and recognized losses in earnings. In addition, due to the sale of the Company and the subsidiary holding interest, the subsidiary has 10% interest as of March 31, 2005.

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

13. Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

The composition of short-term debt and the weighted average interest rate on short-term debt at March 31, 2004 and 2005 are as follows:

March 31, 2004

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥241,746	1.5%
Short-term debt outside Japan, mainly from banks	241,890	2.7
Commercial paper in Japan	417,854	0.1
Commercial paper outside Japan	2,426	1.6

	¥903,916	1.2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

March 31, 2005

	Millions of yen	Millions of U.S. dollars	Weighted average rate
Short-term debt in Japan, mainly from banks	¥175,342	1,633	1.2%
Short-term debt outside Japan, mainly from banks	243,649	2,269	4.1
Commercial paper in Japan	528,046	4,917	0.1
Commercial paper outside Japan	834	7	1.5

	¥947,871	$8,826	1.3

Long-term debt at March 31, 2004 and 2005 consists of the following:

March 31, 2004

	Due	Millions of yen
Banks:
Fixed rate: 0.9% to 7.2%	2005-2014	¥124,031
Floating rate: principally based on LIBOR plus 0.2% to 0.8%	2005-2021	790,947
Insurance companies and others:
Fixed rate: 0.5% to 6.7%	2005-2014	379,788
Floating rate: principally based on LIBOR plus 0.0% to 0.8%	2005-2021	248,972
Unsecured 0.6% to 3.1% bonds	2005-2013	744,113
Unsecured 0.0% to 0.4% convertible bonds	2005-2007	68,473
Unsecured 0.6% to 1.6% bonds with warrants	2005-2006	3,400
Unsecured 0.0% bond with stock acquisition rights	2023	45,956
Unsecured 0.0% to 6.1% notes under medium-term note program	2005-2013	159,332
0.4% to 3.0% payables under securitized lease receivables	2006-2009	76,393
0.5% to 5.8% payables under securitized loan receivables	2005-2010	21,314

		¥2,662,719

March 31, 2005

	Due	Millions of yen	Millions of U.S. dollars
Banks:
Fixed rate: 0.6% to 7.5%	2006-2020	¥110,079	$1,025
Floating rate: principally based on LIBOR plus 0.0% to 0.8%	2006-2021	1,030,897	9,600
Insurance companies and others:
Fixed rate: 0.5% to 6.6%	2006-2014	392,386	3,654
Floating rate: principally based on LIBOR plus 0.0% to 0.6%	2006-2021	257,590	2,399
Unsecured 0.6% to 3.1% bonds	2006-2015	818,000	7,617
Unsecured 0.0% convertible bond	2007	28,315	263
Unsecured 0.6% bond with warrants	2006	1,600	15
Unsecured 0.0% bond with stock acquisition rights	2023	48,940	456
Unsecured 0.0% to 7.0% notes under medium-term note program	2006-2013	113,775	1,059
0.2% to 3.0% payables under securitized lease receivables	2006-2009	48,875	455
0.8% to 5.8% payables under securitized loan receivables	2006-2008	11,406	106

		¥2,861,863	$26,649

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2005 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2006	¥728,171	$6,781
2007	574,171	5,346
2008	473,966	4,413
2009	389,689	3,629
2010	394,977	3,678
Thereafter	300,889	2,802

Total	¥2,861,863	$26,649

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Total income taxes recognized in fiscal 2003, 2004 and 2005 are as follows:

	Millions of yen			Millions of U.S. dollars
	2003	2004	2005	2005
Provision for income taxes	¥20,808	¥51,444	¥68,826	$641
Income tax on discontinued operations	388	2,015	4,062	38
Income tax on extraordinary gain	2,206	421	—	—
Income tax on cumulative effect of a change in accounting principle	353	—	—	—
Income tax on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	(7,046)	15,179	7,564	70
Minimum pension liability adjustments	1,986	(2,573)	4,781	45
Foreign currency translation adjustments	(835)	(3,192)	81	1
Net unrealized gains (losses) on derivative instruments	(445)	2,111	1,865	17

Total income taxes	¥17,415	¥65,405	¥87,179	$812

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2004 and 2005 are as follows:

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Assets:
Net operating loss carryforwards	¥14,325	¥9,424	$88
Allowance for doubtful receivables on direct financing leases and probable loan losses	35,179	33,007	307
Other operating assets	3,703	3,703	35
Accrued expenses	11,219	9,176	85
Other	17,127	14,400	134

	81,553	69,710	649
Less: valuation allowance	(13,908)	(10,036)	(93)

	67,645	59,674	556

	Millions of yen		Millions of U.S. dollars
	2004	2005	2005
Liabilities:
Investment in direct financing leases	101,647	84,203	784
Investment in operating leases	5,280	3,455	32
Investment in securities	17,214	22,143	206
Deferred insurance policy acquisition costs	11,640	11,468	107
Policy liabilities	4,040	8,765	82
Undistributed earnings	21,719	43,376	404
Prepaid benefit cost	10,937	12,161	113
Other	2,845	10,465	98

	175,322	196,036	1,826

Net deferred tax liability	¥107,677	¥136,362	$1,270

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Summary information about the Company’s stock options outstanding and exercisable at March 31, 2005 is as follows:

	Outstanding			Exercisable
Range of exercise price	Number of shares	Weighted average remaining life	Weighted average exercise price	Number of shares	Weighted average exercise price
Yen		Years	Yen		Yen
¥ 7,230-¥10,000	801,900	7.63	¥7,332	294,400	¥7,509
10,001- 13,000	995,583	7.17	12,020	467,683	11,907
13,001- 16,272	307,200	5.25	16,272	307,200	16,272

7,230- 16,272	2,104,683	7.06	10,855	1,069,283	11,950

	Outstanding			Exercisable
Range of exercise price	Number of shares	Weighted average remaining life	Weighted average exercise price	Number of shares	Weighted average exercise price
U.S. dollars		Years	U.S. dollars		U.S. dollars
$67.32-$ 93.12	801,900	7.63	$68.27	294,400	$69.92
93.13- 121.05	995,583	7.17	111.93	467,683	110.88
121.06- 151.52	307,200	5.25	151.52	307,200	151.52

67.32- 151.52	2,104,683	7.06	101.08	1,069,283	111.28

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

	Millions of yen
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Foreign currency translation adjustments	Net unrealized losses on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2002	¥14,756	¥(6,834)	¥(14,800)	¥(6,562)	¥(13,440)
Net unrealized losses on investment in securities, net of tax of ¥7,887 million	(14,300)				(14,300)
Reclassification adjustment for losses included in net income, net of tax of ¥(841) million	1,461				1,461
Minimum pension liability adjustments, net of tax of ¥(1,986) million		2,652			2,652
Foreign currency translation adjustments, net of tax of ¥835 million			(15,780)		(15,780)
Reclassification adjustment for losses included in net income			661		661
Net unrealized losses on derivative instruments, net of tax of ¥1,040 million				(1,785)	(1,785)
Reclassification adjustment for losses included in net income, net of tax of ¥(595) million				784	784

Current period change	(12,839)	2,652	(15,119)	(1,001)	(26,307)

	Millions of yen
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Foreign currency translation adjustments	Net unrealized losses on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2003	1,917	(4,182)	(29,919)	(7,563)	(39,747)
Net unrealized gains on investment in securities, net of tax of ¥(17,929) million	26,875				26,875
Reclassification adjustment for losses included in net income, net of tax of ¥2,750 million	(3,744)				(3,744)
Minimum pension liability adjustments, net of tax of ¥2,573 million		(3,785)			(3,785)
Foreign currency translation adjustments, net of tax of ¥3,192 million			(15,467)		(15,467)
Reclassification adjustment for losses included in net income			(243)		(243)
Net unrealized gains on derivative instruments, net of tax of ¥(1,846) million				2,588	2,588
Reclassification adjustment for losses included in net income, net of tax of ¥(265) million				382	382

Current period change	23,131	(3,785)	(15,710)	2,970	6,606

Balance at March 31, 2004	25,048	(7,967)	(45,629)	(4,593)	(33,141)
Net unrealized gains on investment in securities, net of tax of ¥(13,192) million	23,205				23,205
Reclassification adjustment for losses included in net income, net of tax of ¥5,628 million	(8,103)				(8,103)
Minimum pension liability adjustments, net of tax of ¥ (4,781) million		6,877			6,877
Foreign currency translation adjustments, net of tax of ¥(81) million			4,971		4,971
Reclassification adjustment for losses included in net income			1,048		1,048
Net unrealized gains on derivative instruments, net of tax of ¥(1,467) million				2,738	2,738
Reclassification adjustment for losses included in net income, net of tax of ¥(398) million				532	532

Current period change	15,102	6,877	6,019	3,270	31,268

Balance at March 31, 2005	¥40,150	¥(1,090)	¥(39,610)	¥(1,323)	¥(1,873)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

	Millions of U.S. dollars
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Foreign currency translation adjustments	Net unrealized losses on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2004	$233	$(74)	$(425)	$(42)	$(308)
Net unrealized gains on investment in securities, net of tax of $ (123) million	216				216
Reclassification adjustment for losses included in net income, net of tax of $53 million	(75)				(75)
Minimum pension liability adjustments, net of tax of $(45) million		64			64
Foreign currency translation adjustments, net of tax of $(1) million			46		46
Reclassification adjustment for losses included in net income			10		10
Net unrealized gains on derivative instruments, net of tax of $(14) million				25	25
Reclassification adjustment for losses included in net income, net of tax of (3) $million				5	5

Current period change	141	64	56	30	291

Balance at March 31, 2005	$374	$(10)	$(369)	$(12)	$(17)

19. Shareholders’ Equity

Changes in the number of shares issued and outstanding in fiscal 2003, 2004 and 2005 are as follows:

	Number of shares
	2003	2004	2005
Beginning balance	84,303,985	84,365,914	84,366,314
Exercise of warrants	61,929	400	249,089
Conversion of convertible bonds	—	—	3,380,687
Ending balance	84,365,914	84,366,314	87,996,090

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

Golf courses—In fiscal 2003, certain subsidiaries determined to write their owned four golf courses down to each its estimated fair value due to the reduction in play fees reflecting competition with surrounding golf courses resulting in write-downs of long-lived assets of ¥25,270 million. In fiscal 2004, certain subsidiaries wrote their two golf courses down to each estimated fair values resulting in write-downs of long-lived assets of ¥3,473 million due to cash flow declining on their golf courses because of competition with surrounding golf courses, which resulted in a decrease in the number of visitors and playing fees. There was no impairment for these golf courses in fiscal 2005.

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

Office Buildings—During fiscal 2003, ¥7,257 million of write-downs were recorded, due to a decline in current rental rates. During fiscal 2004, the business environment for office buildings recovered slightly and rental rates stopped declining in certain areas, but the Company wrote down an office building in a city other than Tokyo to the estimated fair value resulting in write-downs of long-lived assets of ¥766 million. During fiscal 2005, the business environment for office buildings improved compared to the previous fiscal year, but the Company wrote down to the estimated fair value an office building in a city other than Tokyo, Osaka and Nagoya resulting in write-downs of long-lived assets of ¥306 million ($3 million). This office building became vacant due to the bankruptcy of an office tenant and the Company determined its carrying amount was not recoverable with expected future cash flows.

Hotel properties and Commercial Complex—During fiscal 2003, ¥4,910 million of write-downs were recorded due to the decline in occupancy rates at several of the hotel properties owned by the Company and certain subsidiaries. During fiscal 2004, a subsidiary in the United States reexamined the expected future cash flow generated from a commercial complex in a redevelopment area due to changes of the development project. Accordingly the subsidiary wrote down this property to the estimated fair value resulting in a write-downs of ¥3,019 million. During fiscal 2005, a subsidiary in the United States determined that expected future cash flows were less than the current carrying amount for a certain commercial complex due to a decrease in current rental rates. The estimated fair value was less than the current carrying amount, and as a result, the subsidiary recorded ¥1,879 million ($17 million) of write-downs.

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

Guarantees—The Company and its subsidiaries adopted FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognized a liability in the consolidated balance sheets for the fair

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

value of the guarantees within the scope of FASB Interpretation No. 45 issued or amended on and after January 1, 2003. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position. The following table represents the summary of guarantees recorded as guarantee liabilities as of the March 31, 2004 and 2005 and potential future payments of the guarantee contracts outstanding:

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

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries’ customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties’ operating assets. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for unrelated third parties include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions, if certain conditions are met. Total amounts of such guarantee and guarantee commissions are ¥73,500 million ($684 million) and ¥1,293 million ($12 million) as of March 31,2005, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

Financial information of the segments for fiscal 2003, 2004 and 2005 is as follows:

	Millions of yen
	Operations in Japan							Overseas operations		Total
Year ended March 31, 2003	Corporate financial services	Automobile operations	Rental operations	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥82,059	¥66,215	¥68,162	¥52,548	¥110,092	¥138,511	¥61,240	¥61,643	¥75,005	¥715,475
Interest revenue	18,623	20	8	28,991	414	—	41,474	30,460	11,232	131,222
Interest expense	15,281	3,165	1,177	6,303	2,122	86	3,453	18,808	16,855	67,250
Depreciation and amortization	21,727	15,759	39,642	3,048	4,487	75	4,077	2,880	23,428	115,123
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	18,004	485	2,373	8,499	4	108	14,195	8,173	2,865	54,706
Write-downs of long-lived assets	—	—	—	—	50,682	—	—		—	50,682
Increase in policy liabilities	—	—	—	—	—	5,889	—	—	—	5,889
Equity in net income (loss) of and gains (losses) on sales of affiliates	(73)	—	—	561	2	—	3,168	4,433	1,202	9,293
Discontinued operations	(9)	—	—	280	856	72	—	(297)	—	902
Segment profit (loss)	27,560	17,775	3,225	19,572	(39,441)	4,791	8,452	1,332	9,029	52,295
Segment assets	1,525,968	385,385	126,466	931,513	303,838	579,805	387,978	618,148	513,081	5,372,182
Long-lived assets	17,740	39,566	77,679	86,247	207,821	18,350	216	70,784	116,830	635,233
Expenditures for long-lived assets	167	27,335	47,835	5,201	30,106	327	—	907	28,529	140,407
Investment in affiliates	161	22	—	13,118	—	—	40,636	27,866	49,373	131,176

	Millions of yen
	Operations in Japan							Overseas operations		Total
Year ended March 31, 2004	Corporate financial services	Automobile operations	Rental operations	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥80,418	¥72,614	¥73,235	¥56,804	¥148,217	¥133,391	¥73,987	¥50,373	¥71,176	¥760,215
Interest revenue	17,944	10	6	32,099	381	—	38,691	18,206	8,896	116,233
Interest expense	15,082	2,561	1,408	6,335	2,346	87	3,138	12,598	13,823	57,378
Depreciation and amortization	21,958	17,966	41,682	4,262	4,194	73	2,805	2,735	22,813	118,488
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	16,009	2,218	(249)	6,870	86	912	16,729	4,476	2,541	49,592
Write-downs of long-lived assets	143	—	—	—	8,052	—	—	3,019	—	11,214
Decrease in policy liabilities	—	—	—	—	—	15,771	—	—	—	15,771
Equity in net income (loss) of and gains (losses) on sales of affiliates	(61)	12	—	475	12	—	3,144	4,369	9,595	17,546
Discontinued operations	29	—	—	1,661	855	58	—	2,313	—	4,916
Segment profit	27,150	17,921	8,058	18,102	6,244	5,382	10,079	7,601	16,596	117,133
Segment assets	1,416,117	418,412	119,388	909,019	309,558	582,473	412,505	472,595	469,675	5,109,742
Long-lived assets	18,189	76,480	78,198	71,006	192,969	25,225	786	60,208	108,051	631,112
Expenditures for long-lived assets	2,813	33,156	47,512	12,458	40,410	8,090	1	8,384	30,946	183,770
Investment in affiliates	99	35	—	(676)	634	12,852	50,568	26,778	58,888	149,178

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and its Subsidiaries

	Millions of yen
	Operations in Japan							Overseas operations		Total
Year ended March 31, 2005	Corporate financial services	Automobile operations	Rental operations	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥87,708	¥89,404	¥68,447	¥100,567	¥172,728	¥136,857	¥143,754	¥53,084	¥73,089	¥925,638
Interest revenue	25,043	7	7	47,136	301	1	37,245	18,359	8,139	136,238
Interest expense	12,760	2,835	1,042	7,262	3,495	90	3,734	10,408	13,278	54,904
Depreciation and amortization	23,010	26,613	41,936	3,548	4,859	94	5,006	3,154	23,240	131,460
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	10,529	(129)	63	16,697	290	113	9,971	1,498	542	39,574
Write-downs of long-lived assets	—	—	—	768	1,318	—	—	1,879	—	3,965
Decrease in policy liabilities	—	—	—	—	—	41,902	—	—	—	41,902
Equity in net income (loss) of and gains (losses) on sales of affiliates	350	6	—	(735)	984	1,406	11,511	(1,546)	11,150	23,126
Discontinued operations	121	—	—	3,298	2,819	250	—	3,549	—	10,037
Segment profit	43,848	21,088	9,384	22,269	15,546	7,223	20,970	15,621	22,133	178,082
Segment assets	1,506,311	451,715	118,427	1,106,548	350,254	567,023	489,758	403,399	498,855	5,492,290
Long-lived assets	17,105	103,316	64,881	128,564	206,426	23,508	3,224	44,898	121,553	713,475
Expenditures for long-lived assets	662	58,157	36,279	67,098	40,615	116	23	3,071	38,512	244,533
Investment in affiliates	943	41	—	(727)	36,400	8,994	116,194	23,316	78,255	263,416

	Millions of U.S. dollars
	Operations in Japan							Overseas operations		Total
Year ended March 31, 2005	Corporate financial services	Automobile operations	Rental operations	Real estate -related finance	Real estate	Life insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	$817	$833	$637	$936	$1,608	$1,274	$1,339	$494	$681	$8,619
Interest revenue	233	0	0	439	3	0	347	171	76	1,269
Interest expense	118	26	10	68	32	1	35	97	124	511
Depreciation and amortization	214	248	391	33	45	1	47	29	216	1,224
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	98	(1)	1	155	3	1	93	14	5	369
Write-downs of long-lived assets	—	—	—	7	12	—	—		—	37
Decrease in policy liabilities	—	—	—	—	—	390	—	—	—	390
Equity in net income (loss) of and gains (losses) on sales of affiliates	3	0	—	(7)	9	13	107	(14)	104	215
Discontinued operations	1	—	—	31	26	2	—		—	93
Segment profit	408	196	87	207	145	67	197	145	206	1,658
Segment assets	14,027	4,206	1,103	10,304	3,262	5,280	4,560	3,756	4,645	51,143
Long-lived assets	160	962	604	1,197	1,922	219	30	418	1,132	6,644
Expenditures for long-lived assets	6	541	338	625	378	1	0	29	359	2,277
Investment in affiliates	9	0	—	(7)	339	84	1,082	217	729	2,453

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

Signature

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORIX KABUSHIKI KAISHA

By:	/S/ MASARU HATTORI
Name: Masaru Hattori
Title: Corporate Senior Vice President

Date: August 22, 2005