Form 20-F
period 2006-03-31
ORIX CORP
filed 2006-07-24
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-14856

ORIX KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

ORIX CORPORATION

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

Mita NN Bldg., 4-1-23 Shiba, Minato-ku

Tokyo 108-0014, Japan

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

	Title of each class	Name of each exchange on which registered
(1)	Common stock without par value, or the Shares	New York Stock Exchange	*
(2)	American depository shares, or the ADSs, each of which represents one-half of one Share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2006, 89,912,163 Shares were outstanding, including Shares that were represented by 3,050,360 ADSs outstanding as of March 31, 2006.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Note—Checking the box above will not relieve any Registrant required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerator Filer  ☒            Accelerated Filer  ☐            Non-Accelerated Filer  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐    No  ☐

*	Not for trading, but only for technical purposes in connection with the registration of the ADSs.

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

Certain monetary amounts and percentage data included in this annual report have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sums of the figures which precede them.

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2006 is referred to throughout this annual report as fiscal 2006 or the 2006 fiscal year, and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

For certain entities where we hold majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of the business, the equity method is applied pursuant to EITF96-16 (Investor’s accounting for an investee when the investor has a majority of the voting interest but a minority shareholder or shareholders have certain approval or veto rights).

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

	Year ended March 31,
	2002	2003	2004	2005	2006	2006
	(In millions of yen and millions of dollars)
Income statement data: (1)
Total revenues	¥706,617	¥735,407	¥764,768	¥928,703	¥947,824	$8,069
Total expenses (2)	635,820	696,263	677,376	796,990	730,486	6,219
Operating income (2)	70,797	39,144	87,392	131,713	217,338	1,850
Equity in net income (loss) of affiliates	(449)	6,203	17,924	20,043	32,080	274
Gains (losses) on sales of subsidiaries and affiliates and liquidation loss	119	2,002	(542)	3,347	2,732	23
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations, extraordinary gain and cumulative effect of a change in accounting principle (2)	70,467	47,349	104,774	155,103	252,150	2,147
Income from continuing operations	38,494	26,227	52,329	84,507	151,161	1,287
Net income	40,269	30,243	54,020	91,496	166,388	1,416

	As of March 31,
	2002	2003	2004	2005	2006	2006
	(In millions of yen and millions of dollars except number of Shares)
Balance sheet data:
Investment in direct financing leases (3)	¥1,658,669	¥1,572,308	¥1,453,575	¥1,451,574	¥1,437,491	$12,237
Installment loans (3)	2,273,280	2,288,039	2,234,940	2,386,597	2,926,036	24,909

Subtotal	3,931,949	3,860,347	3,688,515	3,838,171	4,363,527	37,146
Investment in operating leases	474,491	529,044	536,702	619,005	720,096	6,130
Investment in securities	861,336	677,435	551,928	589,271	682,798	5,813
Other operating assets	245,897	76,343	72,049	82,651	91,856	782

Operating assets (4)	5,513,673	5,143,169	4,849,194	5,129,098	5,858,277	49,871
Allowance for doubtful receivables on direct financing leases and probable loan losses	(152,887)	(133,146)	(128,020)	(115,250)	(97,002)	(826)
Other assets	989,433	921,044	903,783	1,055,105	1,481,180	12,609

Total assets	¥6,350,219	¥5,931,067	¥5,624,957	¥6,068,953	¥7,242,455	$61,654

Short-term debt	¥1,644,462	¥1,120,434	¥903,916	¥947,871	¥1,336,414	$11,377
Long-term debt	2,809,861	2,856,613	2,662,719	2,861,863	3,236,055	27,548
Common stock	51,854	52,067	52,068	73,100	88,458	753
Additional paid-in capital	69,823	70,002	70,015	91,045	106,729	909
Shareholders’ equity	502,508	505,458	564,047	727,333	953,646	8,118
Number of issued Shares	84,303,985	84,365,914	84,366,314	87,996,090	90,289,655	—
Number of outstanding Shares	83,646,466	83,693,009	83,691,007	87,388,706	89,890,579	—

		2002	2003	2004	2005	2006
Key ratios: (5)
Return on equity, or ROE		8.36	6.00	10.10	14.17	19.80
Return on assets, or ROA		0.67	0.49	0.93	1.56	2.50
Shareholders’ equity ratio		7.91	8.52	10.03	11.98	13.17
Allowance/investment in direct financing leases and installment loans		3.89	3.45	3.47	3.00	2.22

Per share data and employees:
Shareholders’ equity per Share		¥6,007.52	¥6,039.43	¥6,739.64	¥8,322.96	¥10,608.97
Basic earnings from continuing operations per Share (6)		467.62	313.45	625.31	1,004.72	1,711.49
Basic earnings per Share		489.19	361.44	645.52	1,087.82	1,883.89
Diluted earnings per Share		467.11	340.95	601.46	1,002.18	1,790.30
Cash dividends per Share		15.00	15.00	25.00	25.00	40.00
Cash dividends per Share (7)		$0.12	$0.13	$0.21	$0.23	$0.34
Number of employees		11,271	11,833	12,481	13,734	15,067

(1)	As a result of the recording of income from discontinued operations based on the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we reclassified certain items retroactively to the prior years.
(2)	Minority interests in earnings of subsidiaries, which previously were included in “selling, general and administrative expenses” are now disclosed separately. The relative line item amounts for the previous years have been reclassified retroactively.
(3)	The sum of assets considered more than 90 days past due and loans individually evaluated for impairment amounted to ¥255,123 million, ¥205,690 million, ¥173,286 million, ¥138,699 million and ¥120,607 million as of March 31, 2002, 2003, 2004, 2005 and 2006, respectively. These sums included: (i) investment in direct financing leases considered more than 90 days past due of ¥67,924 million, ¥47,825 million, ¥36,568 million, ¥25,733 million and ¥20,494 million as of March 31, 2002, 2003, 2004, 2005 and 2006, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered more than 90 days past due of ¥74,199 million, ¥60,587 million, ¥43,176 million, ¥26,945 million and ¥16,455 million as of March 31, 2002, 2003, 2004, 2005 and 2006, respectively, and (iii) installment loans individually evaluated for impairment of ¥113,000 million, ¥97,278 million, ¥93,542 million, ¥86,021 million and ¥83,658 million as of March 31 2002, 2003, 2004, 2005 and 2006, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal year ended March 31, 2006 compared to the fiscal year ended March 31, 2005—Details of Operating Results—Revenues, New Business Volumes and Operating Assets—Direct Financing Leases,” “—Fiscal year ended March 31, 2005 compared to the fiscal year ended March 31, 2004—Details of Operating Results—Revenues, New Business Volumes and Operating Assets—Direct Financing Leases” and “—Details of Operating Results—Installment Loans and Investment Securities.”
(4)	Operating assets are defined as assets subject to regular, active sales and marketing activities including the assets shown on the balance sheet as investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets. Operating assets are calculated before allowance for doubtful receivables on direct financing leases and probable loan losses.
(5)	Return on equity is the ratio of net income for the period to average shareholders’ equity based on fiscal year-end balances during the period. Return on assets is the ratio of net income for the period to average total assets based on fiscal year-end balances during the period. Shareholders’ equity ratio is the ratio as of the period end of shareholders’ equity to total assets. Allowance/investment in direct financing leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on direct financing leases and probable loan losses to the sum of investment in direct financing leases and installment loans.
(6)	Basic earnings from continuing operations per share is the amount derived by dividing income from continuing operations by the weighted-average number of common shares outstanding based on month-end balances during the fiscal year. The term basic earnings from continuing operations per share as used throughout this annual report shall have the meaning described above.
(7)	The US dollar amounts represent translations of the Japanese yen amounts at the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.

EXCHANGE RATES

In certain parts of this annual report, we have translated yen amounts into dollars for the convenience of readers. The rate that we used for translations was ¥117.47 = $1.00, which was the approximate exchange rate in Japan on March 31, 2006 using the telegraphic transfer rate of the Bank of Tokyo-Mitsubishi UFJ, Ltd. The following table provides the noon buying rates for yen expressed in yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York during the periods indicated. As of July 21, 2006, the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was ¥116.34 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,
	2002	2003	2004	2005	2006
	(Yen per dollar)
Yen per dollar exchange rates:
High	¥134.77	¥133.40	¥120.55	¥114.30	¥120.93
Low	115.89	115.71	104.18	102.26	104.41
Average (of noon buying rates available on the last day of each month during the period)	125.64	121.10	112.75	107.28	113.67
At period-end	132.70	118.07	104.18	107.22	117.48

The following table provides the high and low noon buying rates for yen per $1.00 during the months indicated.

	High	Low
2006
January	¥117.55	¥113.96
February	118.95	115.82
March	119.07	115.89
April	118.66	113.79
May	113.46	110.07
June	116.42	111.66

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described below as well as all the other information in this annual report, including, but not limited to, our consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Our business, operating results and financial condition could be adversely affected by any of the factors discussed below or other factors. The trading prices of our securities could also decline due to any of these factors or other factors. This annual report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the risks faced by us described below and elsewhere in this annual report. See “Forward-Looking Statements.” Forward-looking statements in this section are made only as of the filing date of this annual report.

We may lose market share or suffer reduced interest margins if our competitors compete with us on pricing and other terms

We compete primarily on the basis of pricing, terms and transaction structure. Other competitive factors include industry experience, client service and relationships. In recent years, Japanese banks, their affiliates and other finance companies have implemented strategies targeted at increasing business with small and medium-sized enterprises, which form the core of our customer base in Japan. Our competitors sometimes seek to compete aggressively on the basis of pricing and terms, without regard to profitability, and we may lose market share if we are unwilling to compete on pricing or terms because we want to maintain our income levels. Since some of our competitors are larger than us and have access to capital at a lower cost than we have, they may be better able to maintain profits at reduced prices. If we compete with our competitors on pricing or terms, we may experience lower income.

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

We cannot be sure that our allowance for doubtful receivables on direct financing leases and probable loan losses will be adequate to cover future credit losses. In particular, this allowance may be inadequate due to adverse changes in the Japanese and overseas economies in which we operate, or discrete events which adversely affect specific customers, industries or markets. If we need to increase our allowance for doubtful receivables on direct financing leases and probable loan losses to cover these changes or events, our financial results could be adversely affected.

Our credit-related costs might increase

In order to maximize our collection from the debtors, we may forbear from exercising some or all of our rights as a creditor against companies that are unable to fulfill their repayment obligations, and we may forgive or extend additional loans to such companies. As a result there is a possibility that credit-related costs might increase.

Risks of real estate-related business

Our main areas of real estate-related business operation are real estate-related loans and real estate business. Real estate-related loans are loans secured by real estate collateral, loans to domestic real estate companies or construction companies and non-recourse loans for which cash flow from real estate is a repayment resource. Real estate business is the building and sale of condominiums; the development, sale and lease of office buildings; operation of hotels, corporate dormitories, training facilities and golf courses; integrated facilities management and its related services; and asset management services for real estate investment trusts (REITs).

In Japan and overseas, adverse changes in land prices or purchase and leasing demand may cause the condition of the real estate market to deteriorate. This may adversely affect our business activities, the value of our long-lived assets and the value of the collateral that underlies the loans we make. Any such events could have an adverse effect on our results of operations and financial condition.

For instance, if the financial condition of real estate-related companies and construction companies deteriorates, such companies may not be able to repay their loans. Our allowance for probable loan losses may be inadequate to cover credit losses on our loans to these companies. The value of the real estate collateral securing the loans may decline as well, and may prevent us from fully recovering on our loans in the event of default. We may need to increase provisions for probable loan losses if the estimated potential recovery from the collateral is reduced.

Likewise, the value of real estate held by us may decline. We may need to write down additional assets if we determine that it is unlikely that we will be able to recover the carrying value of those assets.

If we initiate a building construction project and there is deterioration in the operating condition of the construction contractor, operational interruptions or prolonged completion time could increase our costs.

When we commence a building construction project, we try to obtain indemnity against any breach or defect of property to the extent possible from the contractor. When we purchase a property, we try to obtain indemnity to the extent possible from the seller to cover losses and expenses caused by any defects of geological condition, structure or material in relation to such property. If there is any defect in a building or facility sold or leased by us and indemnity is not provided by the contractor or seller or if the indemnities provided are insufficient due to a deterioration of their financial condition, we may be required to indemnify tenants or purchasers, and thereby incur losses. In addition, even if we do not incur financial loss, there could be an adverse affect on our reputation as the seller, owner or original developer of the property, depending on the breach or defect.

Asbestos or inadequate earthquake resistance in buildings could adversely affect us in the event we are subject to increased responsibility caused by amendments to applicable laws and regulations, increased costs due to tightening of internal due diligence or prolonged project periods due to tightened operating processes. Also, such conditions may result in an increased likelihood that sales will become difficult due to lowered credibility of the real estate market or shifts in market preferences. These factors could result in a decline in our revenue. Furthermore, since the real estate-related companies to which we make loans may be affected in the same way, debt collection from such companies could be difficult due to deterioration of their business condition. The liquidity of properties held by us as collateral may decline, which could also make debt collection difficult.

The possibility of disaster or damage from earthquakes in Japan is generally higher than in other parts of the world. The risk of disaster damage is heightened by the fact that a substantial portion of our operations, long-lived assets, and collateral underlying loans are concentrated in Tokyo. If an earthquake or any other natural disaster or act of terrorism or any other human disaster were to occur in Japan, particularly in a metropolitan area like Tokyo, resulting in large–scale destruction, it is likely that our long-lived assets and the collateral underlying loans we make would be adversely affected, and our business, results of operations and financial condition would suffer adverse effects.

We ordinarily carry comprehensive casualty insurance covering our real estate investments with insured limits that we believe are adequate and appropriate against anticipated losses. There are, however, certain types of losses caused by events such as wars, acts of terrorism, willful acts or gross negligence that are uninsurable. In addition, we do not usually carry insurance for damages caused by natural disasters such as earthquakes or typhoons because insurance coverage for such damages is limited and the insurance premium is relatively expensive.

In the event that our real estate investments suffer an uninsured loss, our investment balance in and revenues from such investments could be adversely affected. In addition, we would likely remain liable for indebtedness and other financial obligations relating to the relevant property. No assurance can be given that uninsured losses will not occur in respect of our real estate investments.

Before the Soil Contamination Measures Law went into effect in 2003, we did not, at the time of acquisition, investigate land (including land provided as collateral for a particular loan) that had been used as a factory site or operating facility in which hazardous materials were used or that otherwise could cause health problems due to soil contamination. If it is later determined that such land is polluted and it is necessary to take countermeasures under the Soil Contamination Measures Law, this could have an adverse effect on the sale of the land or the amounts receivable on foreclosure from land held as collateral. Although we have conducted investigations at the time of acquisition with respect to land acquired after the Soil Contamination Measures Law came into effect, a subsequent determination that such land is polluted for any reason may have the same adverse consequences.

We may suffer losses on our investment portfolio and derivative instruments

We hold large investments in debt securities and equity securities, mainly in Japan and the United States. We may suffer losses on these investments because of changes in market prices, defaults or other reasons. While equity prices in the United States and Japan improved during fiscal 2006, the market values of these equity securities are volatile and may decline substantially in the current year or future years. We record unrealized gains and losses on debt and equity securities classified as available-for-sale securities in shareholders’ equity, net of income taxes, and do not ordinarily charge these directly to income and losses, unless we believe declines in market value on available-for-sale securities and held-to-maturity securities are other than temporary. We have recorded significant losses on securities in the past and may need to record additional losses in the future.

We have substantial investments in debt securities, mainly long-term corporate bonds with fixed interest rates. We may realize a loss on our investments in debt securities as a result of an issuer default or deterioration in an issuer’s credit quality. We may also realize losses on our investment portfolio if market interest rates increase.

We also utilize derivative instruments for the purpose of investment portfolio price fluctuation risk reduction, interest rate and foreign exchange rate risk management, and trading activities. However, we may not be able to successfully manage our risks through the use of these derivatives. Counterparties may fail to honor the terms of its derivatives contracts with us. We may suffer losses from trading activities. As a result, our operations and financial condition could be adversely affected. For a discussion of derivative financial instruments and hedging, see Note 26 in “Item 18. Financial Statements.”

We may be exposed to increased risks as we expand or reduce the range of our products and services, or acquire companies or assets, including those related to our corporate rehabilitation business

As we expand the range of our products and services beyond our traditional businesses or acquire companies or assets, including those related to our corporate rehabilitation business, and as the sophistication of financial products and management systems grow, we may be exposed to new and increasingly complex risks. In some cases, we may have little or no experience with the expanded range of these products and services and the risks associated with them.

We cannot guarantee that the price we pay for acquisitions will be fair and appropriate. If the price we pay is too high, our acquisitions could result in future write-downs related to goodwill and other assets.

In connection with the foregoing, our risk management systems may prove to be insufficient and may not work in all cases or to the degree required. As a result, we may face market, credit and other risks in relation to the expanding scope of our new products, services and transactions and we may incur substantial losses.

In addition, our efforts to offer new services and products may not attain the expected results if business opportunities do not increase as expected or if the profitability of opportunities is undermined by competitive pressures.

Restructuring of, or withdrawal from, businesses we engage in could harm our reputation and adversely affect our results of operations and financial condition.

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

In recent years, the contribution from equity method affiliates to our consolidated statements of income has increased and has been an important component of our income. There is no assurance that this contribution can be maintained. Poor performance by or a failure of these investments will adversely affect our financial condition and results of operations. In addition, as part of our corporate rehabilitation business, we have invested directly in or via investment funds in a number of troubled or distressed companies, some of which are now our subsidiaries or equity method affiliates. Some of the operations of these companies, which include a company that builds and sells residential condominiums, a logistics company, a sporting apparel manufacturer and distributor and an overseas life insurance company, are very different from our core businesses. See “Item 4. Information on the Company—Capital Expenditures and Major M&A Activities” for more discussion of our recent acquisitions. Our ability to successfully manage and rehabilitate such businesses is still uncertain and the rehabilitation of these distressed companies is not guaranteed. Failure to rehabilitate these companies could result in financial losses as well as losses of future business opportunities. In addition, we may not be able to sell or otherwise dispose of the invested business or company at such time or in such period and at such price as we initially expected. We may also need to invest additional capital in certain of these companies if their financial condition deteriorates. We may lose key personnel upon our investment if such personnel are not satisfied with our management.

While we will continue to review and selectively pursue investment opportunities, there can be no assurance that we can continue to identify attractive opportunities, or that such investments will be as profitable as we originally expected.

Even if such affiliates or subsidiaries are not performing poorly, in the event that any such affiliate or subsidiary is implicated in a problem of significant public concern and we send our personnel to serve as directors or officers, irrespective of whether or not such persons perform their obligations, our reputation may be adversely affected.

Changes in market interest rates and currency exchange rates could adversely affect our assets and our financial condition and results of operations

Many of our business activities are subject to risks relating to changes in market interest rates and currency exchange rates in Japan and overseas.

Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect the origination of new transactions, including direct financing leases and loans. An increase in market interest rates may increase the repayment burden our customers bear with respect to loans, particularly under floating interest rate loans. These burdens could adversely affect the financial condition of our customers and their ability to repay their obligations, possibly resulting in defaults on our lease transactions and loans. In addition, our funding costs, and as a result, interest expense may increase. If the increase in the amount of interest payable by us as a result of increases in market interest rates exceeds the increase in the amount of interest received by us from interest-earning assets, our results of operations would be adversely affected.

Alternatively, a decrease in interest rates could result in faster prepayments of loans. Moreover, if the decrease in the amount of interest received by us from interest-earning assets as a result of decreases in interest rates exceeds the corresponding decrease in our funding cost, our results of operations could be adversely affected.

Not all of our assets and liabilities are matched by currency. In addition, a significant portion of our operating assets, revenues and income are located overseas, in particular the United States, or are derived from our overseas operations, and subject to foreign exchange risks. As a result, a significant change in currency exchange rates could have an adverse impact on our assets, financial condition and results of operations. For example, if the yen rises in value against the US dollar or other currencies, the value of assets denominated in foreign currencies will decline in yen terms in our consolidated financial statements.

Our access to liquidity and capital may be restricted by economic conditions, instability in the financial markets or potential credit rating downgrades

Our primary sources of funds are cash flows from operations, borrowings from banks and other institutional lenders, and funding from the capital markets, such as offerings of commercial paper, or CP, medium-term notes, straight bonds, asset-backed securities, and other debt securities. A downgrade in our credit ratings could result in an increase in our interest expenses and could have an adverse impact on our ability to access the commercial paper market or the public and private debt markets. Any such developments could have an adverse effect on our financial position, results of operations and liquidity. Although we have access to other sources of liquidity, including bank borrowings, cash flows from our operations and sales of our assets, we cannot be sure that these other sources will be adequate or on terms acceptable to us if our credit ratings are downgraded or other adverse conditions arise. A failure of one or more of our major lenders, a decision by one or more of them to stop lending to us or instability in the Japanese capital markets also could have an adverse impact on our access to funding.

We continue to rely significantly on short-term funding from commercial banks in Japan. We also rely on funding from the capital markets in the form of CP. We are taking steps to reduce refinancing risks by diversifying our funding sources and establishing committed credit facilities with Japanese and foreign banks. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Committed Credit Facilities.” Despite these efforts, committed credit facilities and loans are subject to financial and other covenants and conditions to drawdown, including minimum net worth requirements, and the risk remains that we will be unable to refinance other short-term funding.

A downgrade of our credit ratings could have a negative effect on our derivative transactions

A downgrade of our credit ratings by one or more credit rating agencies could have a negative effect on our derivative transactions. In the event of a downgrade of our credit ratings, we may be required to accept less favorable terms in our transactions with counterparties, and we may be unable to enter into or continue to engage in some derivative transactions. These circumstances could have a negative impact on our risk management and the profitability of our trading activities, which would adversely affect our liquidity, results of operations and financial condition.

We may not be able to hire or retain human resources to achieve our strategic goals

Our business requires a considerable investment in human resources and requires the stable retention of such resources in order to successfully compete in markets in Japan and overseas. Much of our business involves specialization in the areas of financial services or the management of physical assets such as real estate, vessels and aircraft. If we cannot develop, hire or retain the necessary human resources, or if such personnel resign, we may not be able to achieve our strategic goals.

The departure of senior management could adversely affect us

Our continued success relies significantly on the ability and skills of our senior management. The departure of the current senior management could have an adverse effect on our business activities, financial condition and results of operations.

Risks related to computer and other information systems

We are highly reliant on computer systems and other information systems for financial transactions, personal information management, business monitoring and processing and as part of our business decision-making and risk management activities. System shutdowns, malfunctions or failures due to unexpected contingency, the mishandling or fraudulent acts of employees or third parties, or infection by a computer virus could have an adverse effect on our operations, such as hindered receipt and payment of monies, leak or destruction of confidential information or personal information, and the generation of errors in information used for business decision-making and risk management. In such event, our liquidity or that of the customer who relies on us for financing or payment could be adversely affected, and our relationship with the customer could also be adversely affected. As a result, we could be sued or subject to administrative penalty or our reputation or credibility could be adversely affected.

Our information system equipment could suffer damage from large-scale natural disaster or terrorism. Since information systems serve an increasingly important role in business activities, the risk of stoppage of the network or information system due to disaster or terrorism is increasing. If the network or information system stops, we could experience interruption of business activity, delay in payment or sales, or substantial costs for recovery of the network or the information system.

Inadequate or failed processes or systems, human factors or external events or factors may adversely affect our results of operations, liquidity or reputation

Operational risk is inherent in our business and can manifest itself in various ways, including business interruptions, information system shutdowns, malfunctions or failures, regulatory breaches, human errors, employee misconduct, external fraud and other external factors. For example, a securities subsidiary may make an erroneous stock order or confidential information may be leaked. In addition, our integrated facilities management operations may not be able to prevent a break-in. These events may result in financial loss or decline in our reputation, or otherwise hinder our operational effectiveness. Our management attempts to control operational risk and maintain it at a level we believe is appropriate. Notwithstanding our control measures, operational risk is part of the business environment in which we operate and we may incur losses at any time due to this risk. Even if we do not incur direct pecuniary loss, our reputation may be adversely affected.

With the expansion of our operations into areas such as retail finance, corporate and retail real estate development and the operation of facilities, such as hospitals and waste disposal facilities, including in connection with our private finance initiative, or PFI business, we are in contact with an increasing array and number of private groups and corporate entities, particularly in Japan. Even when we follow proper legal and other procedures, some of these groups may oppose or attempt to hinder our operational activities such as those related to condominium development. We may suffer damage to our reputation if our activities are negatively portrayed in the press. Our business activities may be adversely affected if legal claims or actions are instituted against us and the legal proceedings brought by us to uphold our right against such claims or actions delay or suspend our operations.

Risks related to telephone equipment leases

Our leasing business and reputation could be affected by the behavior of individual distributors of equipment and problems specific to this industry. In 2005, inappropriate sales activity was a serious problem in the telephone equipment leasing industry. In response, the Ministry of Economy, Trade and Industry amended the “Law concerning Specified Trades (tokutei-shotorihiki-hou)” and has provided guidance to firms in the related industries on the compliance measures. In order to comply with the law and its related administrative guidance, leasing business costs could increase and leasing transactions could decline.

Risk associated with holding a professional baseball team

We own and manage a professional baseball team in Japan, the ORIX Buffaloes. Management of a professional baseball team in Japan, due to its public nature, requires us to bear in mind various social effects it may have and the reputation of the team. If the reputation of the baseball team declines, our business activities, financial condition, results of operations and our share price could be adversely affected as a consequence.

Negative press coverage or rumors could affect our business, financial condition, results of operation or share price

Our business relies on the confidence of customers and market participants. Negative press coverage or rumors (including on the Internet) about our activities or those of our directors, executive officers and employees or regarding related industries, regardless of accuracy, could harm our reputation. Even if we provide appropriate explanations to the press and other interested parties, there is no assurance that we can prevent an adverse effect on our reputation; as a result, our results of operation could deteriorate or there could be an adverse effect on our share price.

Risks of waste-disposal business

We began operations of a waste disposal center in June 2006 as a Private Finance Initiative, or PFI, under contract with Saitama prefecture in Yorii-machi, Saitama. The center utilizes the most advanced waste disposal techniques, in which waste is melted at ultra-high temperatures (up to 2000 degrees centigrade), which minimizes the risk of emitting environmental pollutants such as dioxins. In addition, we have contracted with the waste disposal specialist firm that constructed the center to serve as operator to run and maintain the center. Though environmental pollution or fire could occur due to an operational mistake or defect in the disposal center, we are insured to protect against a variety of such accident risks. In addition, we have ensured that, under our operating agreement with the operator, the operator that bears responsibility for operation and maintenance of the center and under the design and construction contract, bears responsibility for any defect in the center.

However, in the event that the amount of insurance is not sufficient and the financial condition of the operator has deteriorated such that it cannot perform its contractual obligations or indemnify us for losses, we will be required to bear such losses. Further, we will be responsible for any accident occurring by reason of any event other than those for which the operator is responsible by contract. If loss resulting from such accident is not covered by our insurance, we will be required to bear such loss. Even if we do not incur any direct financial loss, our reputation could be adversely affected.

Risks of medical related service business

We operate Kochi Health Sciences Center, which is a PFI business of Kochi prefecture and Kochi-city, through Kochi Medical PFI Corporation, which is one of our subsidiaries. The subsidiary is not engaged in medical services directly; however, since it contracts out for sterilization of medical materials, if an accident occurs, the subsidiary could be liable for the contribution of the contracted service to the accident. Further, even if there is no pecuniary liability, our reputation could be adversely affected.

Risks arising from our nursing service business

We provide elderly care services, including the sale and operation of housing for the elderly and at-home nursing care. If a nursing service accident occurs, we could be liable for damages and our reputation could be adversely affected. In addition, if the nursing care insurance system is modified to reduce public financial support and the economic burden on the user is thereby increased, the nursing market could shrink and our operational results could be adversely affected.

Risks related to the operation of hotels, corporate dormitories, training facilities, and golf courses

We operate hotels, corporate dormitories, training facilities, and golf courses. If an accident occurs such as food poisoning or fire, we could be liable for damages and our reputation could be adversely affected.

Our life insurance subsidiary is subject to risks that are specific to its business

ORIX Life Insurance Corporation, or ORIX Life Insurance, our wholly owned subsidiary, is exposed to risk of unpredictable increases in insurance payments for deaths and hospital benefits. It may incur valuation losses or losses on sales if the value of securities it purchases for asset management purposes decreases. In addition, if ORIX Life Insurance fails to conduct asset liability management, or ALM, in a prudent and foresightful manner to pursue an optimal combination of risk and expected returns on investment assets and underwriting risks on insurance policy benefits, its results of operations and financial condition may suffer.

ORIX Life Insurance is also subject to mandatory reserve contributions to the Life Insurance Policyholders Protection Corporation of Japan, or the PPC. The PPC was established in 1998 to provide financial support to insolvent life insurance companies. All life insurers in Japan, including ORIX Life Insurance, are members of the PPC and are required to make contributions to the PPC based on their respective share of insurance industry premiums and policy reserves. Because a number of life insurers have become insolvent since 1998, the PPC’s financial resources have been substantially reduced due to providing financial support to those companies. If there are further bankruptcies of life insurers, other members of the PPC, including ORIX Life Insurance, may be required to contribute additional financial resources to the PPC. In such an event, our financial condition and results of operations may be adversely affected.

We may suffer losses if we are unable to remarket leased equipment returned to us

We lease equipment to customers under direct financing leases and operating leases. There is a risk that we will suffer losses at the end of the lease if we cannot recover the residual value that we estimated at the beginning of the lease. This risk is particularly significant for operating leases. If we are unable to sell or re-lease the equipment at the end of the leasing period, we may not recover our investment in the equipment and we may suffer losses. Our estimates of the residual value of equipment are based on current market values of used equipment and assumptions about when and to what extent the equipment will become obsolete. If equipment values and product market trends differ from our expectations, we may incur valuation losses.

Our business may be adversely affected by adverse conditions in the airline industry

We have extended credit to entities in the airline industry in the form of bonds, installment loans and operating leases. Due to the deterioration of operating conditions of many entities in the industry in the past, we made provisions for doubtful receivables and probable loan losses for a portion of this exposure and recorded write-downs of airline-related securities. In recent years, the airline industry has experienced financial difficulties worldwide, particularly in North America. The airline companies continue to suffer from weak earnings and we are unable to predict whether or not, or when, these conditions will improve. If the financial condition of companies in the airline industry deteriorates further, our results of operations and financial condition may be adversely affected.

Most of our exposure to the airline industry is collateralized, mainly by aircraft. If the value of our collateral declines, we may be required to record additional losses. Also, since our exposure to the airline industry is not fully collateralized, we are exposed to the general credit risk of airline companies.

Moreover, aircraft under operating leases are treated as long-lived assets. There is a possibility that we may need to record write-downs of long-lived assets associated with aircraft if it has been determined that the carrying value of such assets will not be recoverable.

Our business may continue to be adversely affected by economic fluctuations in Japan

The volume of our direct financing leases and installment loans is greatly affected by economic conditions in Japan. If conditions are adverse, our nonperforming assets may increase due to our customers’ inability to repay their obligations, and we may incur additional allowance for doubtful receivables on direct financing leases and probable loan losses. The value of collateral securing our loans, equipment that we lease to customers, long-lived assets that we own and securities in which we invest may decline. Returns on our operating assets may also decline. Our ability to re-lease or otherwise dispose of on favorable terms equipment for which the original leasing period has expired may also be limited by adverse economic fluctuations in Japan. We may not be able to sell the residential condominiums or other properties that we build or acquire, or we may be forced to sell the properties below cost at a loss. In addition, we may not be able to sell our investments at the prices or times, which we had initially assumed, or we may be required to make additional investments. Furthermore, our opportunities for business or profit may generally decline.

Our business has in the past been, and may again be, adversely affected by adverse economic conditions in the United States

A portion of our revenue is derived from our operations in the United States, and we have significant investments in securities of US issuers and loans and leases outstanding to US companies. Although the economy continued to grow in the United States during fiscal 2006, the Federal Reserve Board, or FRB, has continued to raise interest rates incrementally since June 2004. In addition, the United States continues to experience large current account and budget deficits. If flows of capital to finance these deficits in the United States reverse, capital markets of the United States, or the United States economy, could face adverse effects, including an increase in interest rates. As a result of the foregoing, our operations may be adversely affected in the future by a deterioration of economic conditions in the United States.

Adverse effects on our US operations might include:

•	an increase in funding costs;

•	an increase in the provision for doubtful receivables and probable loan losses if the financial condition of our US customers deteriorates;

•	an increase in write-downs of securities and other investments if the market values of US issuer securities in which we invest decline and such declines are determined to be other than temporary or occur as a consequence of issuer insolvency; and

•	an increase in write-downs of long-lived assets, unrealized losses on real estate, and losses on sales of real estate if the value of our real estate in the United States declines significantly.

Adverse political or economic developments affecting foreign countries other than the United States may also adversely affect our business

We operate in East Asia, Southeast Asia, South Asia, the Middle East, Central Asia, Europe and Oceania, and provide loans and investments to companies based in such regions. Political instability or economic deterioration in any such region could adversely affect our operations.

If any event set out below occurs in these countries or regions:

•	political turmoil;

•	imposition of foreign exchange controls;

•	large fluctuations in the value of currencies;

•	substantial declines in gross domestic product;

•	substantial volatility of stock market prices; or

•	large fluctuations in real estate market prices.

We could be affected by the events set out below;

•	an increase in the provision for doubtful receivables and probable loan losses due to deterioration in profitability or credit quality of our customers or investments;

•	decreased demand for our services;

•	a need to provide financial support to our subsidiaries or affiliates; or

•	write-offs of our assets.

In recent years, the economy of China has continued to grow strongly, causing global increases in raw material prices, tightness of supply and demand, and other dislocations to the global economy. Accordingly, any unexpected contingency which adversely affects the Chinese economy may affect the Japanese and other economies.

A failure to comply with regulations to which many of our businesses are subject could result in sanctions or penalties, harm our reputation and adversely affect our results of operations

Our money lending, real estate, auto leasing, banking, insurance, securities and certain other businesses are subject to industry-specific laws and regulations and oversight, monitoring and inspection by regulatory authorities. The disposal of leased equipment after termination of the lease and sales of property under installment sales are regulated activities in Japan. Failure to comply with the relevant laws and regulations could result in sanctions or penalties, harm to our reputation and adversely affect our results of operations. We engage in a wide range of businesses, which could expand further because of entry into new businesses, including through acquisitions. We implement various internal control measures for our businesses; however, with the expansion of our operations, these controls may be ineffective. In such case, we may be subject to sanction or penalty, and our reputation may be adversely affected.

Changes in laws and regulations may affect our business, results of operations and financial condition

Changes in laws and regulations are unpredictable and beyond our control and may affect the way we conduct our business, the products we may offer in Japan or overseas and our customers, borrowers and invested companies. Such changes may be more restrictive or result in higher costs than current requirements or otherwise affect our business, results of operations or financial condition.

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

Litigation and regulatory investigations may adversely affect our financial results

We face risks of litigation and regulatory investigation and actions in connection with our operations. Lawsuits, including regulatory actions, may seek recovery of very large amounts or may limit our operations. The existence of such lawsuits and the magnitude of their effect may remain unknown for substantial periods of time. A substantial liability arising out of litigation, regulatory actions, or both could have an adverse effect on our business, results of operations, financial condition, reputation and credibility.

Rights of shareholders under Japanese law may be different from those under the laws of other jurisdictions

Our Articles of Incorporation, the regulations of our board of directors and the Company Law govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights are different from those that would apply if we were not a Japanese corporation. Shareholders’ rights under Japanese law are different in some respects from shareholders’ rights under the laws of jurisdictions within the United States and other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction outside of Japan. For a detailed discussion of the relevant provisions under the Company Law and our Articles of Incorporation, see “Item 10. Additional Information—Memorandum and Articles of Incorporation.”

There is a risk that our risk management will not be effective

Part of our risk management is based on historical data or specific information from the past. There is no guarantee that such data or information or management is an accurate or credible predictor of the future. Therefore, our risk management may not be effective in some cases. As a result our business, results of operations and financial condition could be adversely affected.

It may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors or executive officers, or to enforce against ORIX or those persons, judgments obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States

ORIX is a joint stock company incorporated in Japan. Most or all of ORIX’s directors and executive officers are residents of countries other than the United States. Although some of ORIX’s subsidiaries have substantial assets in the United States, substantially all of ORIX’s assets and the assets of ORIX’s directors and executive officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors and executive officers or to enforce against ORIX or those persons, in US courts, judgments of US courts predicated upon the civil liability provisions of US securities laws. ORIX has been advised by its Japanese counsel that there is doubt, in original actions or in actions to enforce judgments of US courts, as to the enforceability in Japan of civil liabilities based solely on US securities laws. A Japanese court may refuse to allow an original action based on US securities laws.

The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil or commercial matters. Therefore, if you obtain a civil judgment by a US court, you will not necessarily be able to enforce such judgment directly in Japan.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell the Shares at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock, based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on such exchange may take place outside these limits. Consequently, an investor wishing to sell Shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day.

Holders of our ADRs are not limited by the daily price limit set by the Japanese stock exchanges. Holders of the Shares who are unable to sell those Shares on a Japanese stock exchange because an upward or downward price limit for the Shares has been reached preventing further trades outside of the permitted ranges may be negatively affected by trading that occurs in our ADRs.

We expect to be treated as a passive foreign investment company

We expect to be treated as a passive foreign investment company under the US Internal Revenue Code because of the composition of our assets and the nature of our income. US investors in our Shares or ADSs are therefore subject to special rules of taxation in respect of certain dividends or gain on such Shares or ADSs, including re-characterization of gains realized on the disposition of, and certain dividends received on, the shares or ADSs as ordinary income earned pro rata over a US investor’s holding period for such shares or ADSs, taxed at the maximum rate applicable during the years in which such income is treated as earned, and subject to punitive interest charges for a deemed deferral benefit. Please read carefully the section in this annual report called “Item 10. Additional Information—Taxation—United States Taxation.” Investors are urged to consult their own tax advisors regarding all aspects of the income tax consequences of investing in our Shares or ADSs.

If you hold fewer than 10 Shares, you will not have all the rights of shareholders with 10 or more Shares

One “unit” of the Shares is comprised of 10 Shares, or 20 ADSs. Each unit of the Shares has one vote. A holder who owns Shares or ADSs other than in multiples of 10 or 20, respectively, will own less than a whole unit (i.e., for the portion constituting fewer than 10 Shares, or ADRs evidencing fewer than 20 ADSs). The Company Law imposes significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote. Under the unit share system, holders of Shares constituting less than a unit have the right to require ORIX to purchase their Shares and the right to require ORIX to sell them additional Shares to create a whole unit of 10 Shares. However, holders of ADRs are unable to withdraw underlying Shares representing less than one unit and, as a practical matter, are unable to require ORIX to purchase those underlying Shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any size.

Foreign exchange fluctuations may affect the value of our securities and dividends

Market prices for our ADSs may decline if the value of the yen declines against the dollar. In addition, the amount of cash dividends or other cash payments made to holders of ADSs will decline if the value of the yen declines against the dollar.

Our results of operations and financial condition may be adversely affected by unpredictable events

Our business, results of operations and financial condition may be adversely affected by unpredictable events and any continuing adverse effect caused by such events. Unpredictable events include single or multiple and man-made or natural events that may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of economic conditions of a country. Examples of such events include the 1995 Hanshin earthquake in Japan, the terrorist attacks in the United States on September 11, 2001, the intermittent outbreak of Severe Acute Respiratory Syndrome, or SARS, in vast areas, such as from Southeast Asia to Central Asia and Europe since 2003 to the present, the tsunami disaster due to the earthquake off Sumatra Island in December 2004, concerns of a global epidemic of avian influenza in 2005 and the 2006 Java earthquake in Indonesia.

Dispositions of the Shares, particularly by major shareholders, may adversely affect market prices for the Shares

A few of our shareholders hold more than five percent of the total number of outstanding Shares. These shareholders may for strategic or investment reasons decide to reduce their shareholdings in ORIX. Dispositions of the Shares, particularly dispositions of large numbers of shares by such major shareholders, may adversely affect market prices of the Shares. For information on shareholdings, see “Item 7. Major Shareholders and Related Party Transactions.”

Change of listed sections and delisting of Shares could adversely affect the liquidity and price of the Shares

Each of the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd, on which the Shares are listed in Japan, has certain standards for maintaining the listing of shares, including a minimum share distribution standard—a requirement for a minimum number of unaffiliated holders of units of shares. If we fail to meet the listing standards, the Shares may be subject to a change in their listed section, from the more prestigious section 1 to section 2 or, in certain cases, delisting. In general, the liquidity of shares on section 2 is lower and share price volatility is higher than section 1. If our Shares are changed to section 2, or are delisted, the liquidity of and prices for the Shares could be adversely affected.

A holder of ADRs has fewer rights than a shareholder and must act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take various actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records and exercising dissenters’ rights are available only to holders of record on a company’s register of shareholders. Because the depositary, through its custodian agent, is the registered holder of the Shares represented by our ADSs, only the depositary is able to exercise those rights in connection with the deposited Shares. The depositary will make efforts to vote the Shares represented by our ADSs as instructed by the holders of the ADRs representing such ADSs and will pay to those holders the dividends and distributions collected from us. However, a holder of ADRs will not be able directly to bring a derivative action, examine our accounting books and exercise dissenters’ rights through the depositary unless the depositary specifically undertakes to exercise those rights and is indemnified to its satisfaction by the holder of ADRs for doing so.

Item 4. Information on the Company

GENERAL

ORIX Corporation is a joint stock corporation (kabushiki kaisha) formed under Japanese law. Our principal place of business is at Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014, Japan, phone: +813-5419-5000. Our general e-mail address is: koho@orix.co.jp and our URL is: www.orix.co.jp/grp/index_e.htm. The information on our website is not incorporated by reference into this annual report. ORIX USA Corporation, or ORIX USA, is ORIX’s agent in the United States and its principal place of business is at 1717 Main Street, Suite 800, Dallas, Texas 75201, USA.

CORPORATE HISTORY

ORIX Corporation was established on April 17, 1964 in Osaka, Japan as Orient Leasing Co., Ltd. by three trading companies and five banks that included Nichimen Corporation, Nissho Iwai (presently Sojitz Corporation), the Sanwa Bank and Toyo Trust & Banking (presently Mitsubishi UFJ Financial Group, Inc.), the Industrial Bank of Japan and Nippon Kangyo Bank (presently Mizuho Financial Group, Inc.), and the Bank of Kobe (presently Sumitomo Mitsui Financial Group, Inc.). While we maintain certain business relationships with these companies, they now hold only a limited number of our Shares in the aggregate.

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

It was also during this time that our marketing strategy shifted from a focus on using the established networks of the trading companies and other initial shareholders to one that concentrated on independent marketing as the number of our branches expanded. In April 1970, we listed the Shares on the second section of the Osaka Securities Exchange, which at the time was the fastest listing by a new company in post-World War II Japan. Since February 1973, the Shares have been listed on the first sections of the Tokyo and Nagoya Stock Exchanges and the Osaka Securities Exchange. In September 1998, ORIX listed on the New York Stock Exchange, or NYSE, with the ticker symbol “IX.” ORIX delisted from the Nagoya Stock Exchange in October 2004.

The 1970s saw the gradual maturing of the Japanese leasing industry, and the Japanese economy was adversely affected by the two oil shocks of 1973 and 1979, resulting in reduced growth in capital spending and increased volatility in foreign exchange rates. Despite these difficulties, we continued to grow rapidly by expanding and diversifying our range of products and services to include ship and aircraft leasing along with real estate-related finance and development. Beginning in 1972 with the establishment of ORIX Alpha Corporation, or ORIX Alpha, which concentrated on leasing furnishings and fixtures to retailers, hotels, restaurants and other users, we set up a number of specialized leasing companies to tap promising new markets, including ORIX Auto Corporation, or ORIX Auto (former ORIX Auto Leasing Corporation), in 1973 and ORIX Rentec Corporation, or ORIX Rentec, in 1976. With the establishment of ORIX Credit Corporation, or ORIX Credit, in 1979, we began our move into the retail market by providing shopping credit. We also began to provide housing loans in 1980.

During the 1970s, we began expanding overseas, establishing our first overseas office in Hong Kong in 1971, followed by Singapore in 1972, Malaysia in 1973, the United States in 1974, Indonesia in 1975, South Korea in 1975, the Philippines in 1977 and Thailand in 1978.

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

During the 1980s, we began using mergers and acquisitions to expand operations, acquiring ORIX Securities Corporation (formerly Akane Securities K.K.) and ORIX Estate Corporation (formerly ORIX Ichioka Corporation) which is involved in real estate and leisure facility management, in order to expand our array of financial products and services.

In 1988, we acquired one of the twelve professional baseball teams in Japan, the Hankyu Braves (now called the ORIX Buffaloes), which has helped raise our name recognition and promote our corporate image. In 1989, we introduced a corporate identity program and changed our name to ORIX Corporation from Orient Leasing Co., Ltd. to reflect our increasingly international profile and diversification into financial services other than leasing.

In the 1990s, the Japanese economy experienced a protracted period of industrial stagnation, and in the latter half of the decade, instability within the financial sector. Notwithstanding these adverse conditions, we continued to further develop and diversify our financial activities and products. For example, in 1991 we entered the life insurance business through ORIX Life Insurance (originally the Japanese operations of United of Omaha Life Insurance Company of the United States) and steadily increased our operations in this field. In addition, in 1997 we entered the loan servicing business through a joint venture with Bank One Corporation of the United States (the joint venture is presently part of ORIX USA. In December 2005, we sold the primary and master servicing departments and loan servicing assets of our loan servicing operations in the United States.

In the 1990s, we also made additional efforts to develop our retail business. ORIX Life Insurance commenced sales of a new range of directly marketed life insurance products – ORIX Direct Life Insurance – in September 1997, targeting the consumer life insurance market. In addition, we acquired ORIX Trust and Banking Corporation, or ORIX Trust and Banking (formerly Yamaichi Trust & Bank, Ltd.), in 1998, which has since concentrated primarily on housing loans. With deregulation of brokerage commissions in 1999, ORIX Securities began ORIX ONLINE, an internet-based brokerage aimed at individual investors.

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

Since 2000, we have actively expanded our automobile-related operations by acquiring companies and assets. For example, in addition to our existing companies, ORIX Auto Leasing and ORIX Rent-A-Car, we purchased Senko Lease and IFCO Ltd. in 2001, Nittetsu Leasing Auto Co., Ltd. in 2002, and JAPAREN in 2003. We combined these companies into ORIX Auto Corporation in January 2005.

In January 2006, we entered the investment banking field in the US with the acquisition of Houlihan Lokey Howard & Zukin, or Houlihan Lokey, which is involved in the M&A and restructuring advisory business.

STRATEGY

Medium- and Long-Term Corporate Management Strategy

ORIX Group is working to contribute to society by developing leading financial services on a global scale, constantly anticipating market needs, and offering innovative products that create new value for customers. With the continued evolution of the economy and society, market demands for innovative products and services increasingly impact the financial services sector, our principal operating domain. Accordingly, we have identified management’s ability to promptly and flexibly respond to changing market needs as critical to achieving medium- and long-term growth.

We are engaged in business activities across seven operating segments in Japan and two segments overseas. We group these nine segments into three main categories with management resources allocated to ensure maximum efficacy. The position of each segment is subject to constant change in line with shifts in market demand. We establish return on equity, return on assets and shareholders’ equity ratios as important management indexes and are building a business portfolio with a focus on balancing profitability, growth and financial stability. Our nine operating segments according to their current characteristics are as follows.

1.	Stable profit segments seeking to achieve further growth: Corporate Financial Services; Rental Operations; Life Insurance; and Asia, Oceania and Europe segments.

2.	Accelerated growth segments seeking to achieve high growth in profits: Automobile Operations; Real Estate-Related Finance; and Real Estate segments.

3.	Segments seeking to contribute to profits in the future: Other and The Americas segments.

Challenges to be Addressed

We believe that it is important to develop our business in response to changes in the market and to further enhance our corporate governance while strengthening our corporate structure in order to sustain our growth over the medium and long term.

Strengthening Corporate Structure

As the scale of our operations continues to expand, the importance of strengthening our corporate structure also increases. Recognizing the growing importance of this issue in conjunction with demands imposed on us by our expanding corporate scale, we are committed to redoubling efforts in this area.

In specific terms, we intend to implement the following three measures in an effort to strengthen our corporate structure.

1.	Further improve our financial position.

2.	Further develop an operating platform that is capable of creating new value.

3.	Establish a workplace environment that is valued by employees.

From the perspective of further improving our financial position, we have in recent years enjoyed quantitative results commensurate with our efforts. Going forward, we will continue to pursue growth opportunities with the aim of realizing further improvement. In an effort to further develop an operating platform that is capable of creating new value, we will focus on expanding our customer base, enhancing our sales and marketing network, and fostering improvements in intangible areas such as cross-functional collaboration and teamwork, individual employee effort and our corporate culture. With the aim of establishing an optimal workplace environment, we will promote increased awareness among management as to their roles and responsibilities, while extending efforts to realize a value-creating environment in which employees can fulfill their potential irrespective of nationality, age, gender, education and employment type. At the same time, we will instill among employees a deeper understanding of the impact of our corporate activities in an effort to better contribute to the prosperity of the economy and society.

Business Development in Response to Changes in Market

Buoyed by a steadily recovering domestic economy, we will pursue business development in Japan by bolstering the activities of our core Corporate Financial Services segment focusing on small and medium-sized enterprises (SMEs). In response to capital investment and real estate development needs, we will expand operations in leasing and loans. Complementing these initiatives, we will offer a variety of innovative financial services to address requirements from the growing M&A market and emerging demands relating to business restructuring including the sale of businesses and operating units. Furthermore, we will expand operations in automobile leasing by providing a broad range of high-quality services.

In the Real Estate segment, we will expand the scale of operations in condominium, office building and a wide range of other property development activities. We will also enter new business fields, including nursing and medical care services for residential development and property management. Leveraging our strengths in non-recourse loans, loan servicing and related activities, we will nurture the Real Estate and Real Estate-Related Finance segments to become new core businesses after our Corporate Financial Services segment, focusing on SMEs.

Utilizing a sales and marketing network that extends across 22 countries and regions outside of Japan, we are looking to further expand our overseas operations. In January 2006, we entered the investment banking field in the United States by acquiring Houlihan Lokey. While working to promote our activities in this new endeavor, we will also pursue synergies with our existing Corporate Finance Group.

Commensurate with business expansion and changes in our operating environment, we will confront a variety of business and market risks. Risks tend to increase along with the profitability and growth of a particular business. In order to ensure that the checks and balances in our operations are effective, we examine new business transactions from a variety of perspectives and apply strict assessment criteria. Thereafter, we periodically monitor transactions, work to further diversify risk and selectively apply financial instruments, a key element in risk management. While our profit structure is constantly changing, we are also implementing capital allocation initiatives with the aim of building a portfolio that attempts to balance profitability, growth and financial stability.

Corporate Governance

Since establishing an Advisory Board in 1997, we have strengthened our corporate governance framework through the introduction of a Corporate Executive Officer system in June 1998, listing on the New York Stock Exchange in September 1998, and appointing independent directors in June 1999.

In order to ensure prompt decision-making and execution as well as more effective separation of roles and responsibilities between the executive and supervisory functions, we adopted a “Company with Committees” board model in 2003. This model was amended to reflect the effectiveness of the Company Law (Kaisha-hou) on May 1, 2006.

Presently, our Board of Directors consists of five outside directors and six internal directors. By appointing outside directors, we are able to leverage the experience and resourcefulness of individuals from outside the Company, further strengthen our corporate governance framework and improve the Board’s ability to objectively determine whether business activities emphasize the interests of shareholders. In the future, we will continue to enhance our corporate governance function with the aim of ensuring sound and efficient corporate management.

PROFILE OF BUSINESS BY SEGMENT

Our reportable segments are based on FASB Statement No. 131. They are identified based on the nature of services for operations in Japan and on geographic area for overseas operations. For discussion of the basis for the breakdown of segments, see Note 30 in “Item 18. Financial Statements.”

The results of the reported segments from April 1, 2005 reflect the revised operating structure following our reorganization. Accordingly, the real estate-related equity investment operations and the REIT asset management operations, which were previously included in the Real Estate-Related Finance segment in fiscal 2004 and 2005, are included in the Real Estate segment from fiscal 2006. Therefore, certain related amounts that were previously reported in fiscal 2004 and 2005 have been retroactively reclassified to conform to the fiscal 2006 presentation.

The following table shows a breakdown of revenues by segment for the years ended March 31, 2004, 2005 and 2006.

	Years ended March 31,
	2004	2005	2006
	(In millions of yen)
Segments in Japan:
Corporate Financial Services	¥82,603	¥90,795	¥97,683
Automobile Operations	97,995	117,871	130,775
Rental Operations	73,235	68,447	67,066
Real Estate-Related Finance	37,569	77,389	69,472
Real Estate	167,452	195,906	198,780
Life Insurance	133,391	136,857	137,468
Other	73,987	143,754	111,854

Sub-total	666,232	831,019	813,098

Overseas segments:
The Americas	50,373	53,084	70,223
Asia, Oceania and Europe	71,176	73,089	88,914
Sub-total	121,549	126,173	159,137

Total segment revenues	787,781	957,192	972,235
Reconciliation of segment totals to consolidated amounts	(23,013)	(28,489)	(24,411)

Total consolidated amounts	¥764,768	¥928,703	¥947,824

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

Corporate Financial Services

The operations of the Corporate Financial Services segment trace their origins back to when we were established as a specialist leasing company in 1964. The sales and marketing network of this segment extends throughout 96 locations in Japan to service a customer base consisting of approximately 500,000 small and medium-sized enterprises. We provide direct financing leases for such items as computers and equipment to the commercial and service industries, in addition to corporate loans, and engage in the cross-selling of life and casualty insurance, investment products, as well as integrated facilities management services. Our cross-selling begins with the introduction of a lease or loan, after which we work to determine the needs of our customers. This allows us to provide other various products and services and ultimately solutions based upon particular operational needs.

The activities in this segment are conducted primarily through our four sales headquarters—the Tokyo Sales Headquarters, the Kinki (Osaka) Sales Headquarters, the District Sales Headquarters and the OQL Headquarters. The number of employees working for subsidiaries in this segment is 1,650 employees.

Despite expectations of increased competition as financial institutions actively pursue the SME loan market, we anticipate many business opportunities to emerge for providing financial services to SMEs as the Japanese economy continues to enjoy a steady recovery. On the other hand, we will focus on deepening our relationships with regional financial institutions by leveraging our expertise and our sales and marketing network to expand the provision of loan guarantees to financial institutions on a nationwide basis. As of March 31, 2006, we had agreements with 80 financial institutions throughout Japan for providing loan guarantees.

We will increase the number of frontline staff, raise marketing capabilities, further expand our sales and marketing network and strive to further strengthen our relationships with customers. We believe that the expansion of our sales and marketing network will provide us with various new business opportunities and we will actively expand leases and loans that meet our standards for profitability, cooperate with specialized units to address customer needs, and promote cross-selling of life insurance, automobile-related administration and integrated facilities management services in collaboration with specialist sections within ORIX Group. Furthermore, we will provide a variety of financial services in response to the growing demands of business restructuring through M&A and the sale of business units in the middle market.

Automobile Operations

The Automobile Operations segment consists of the automobile leasing and car rental operations. The number of employees working for subsidiaries in this segment is 1,751 employees. The ORIX Group first launched its automobile leasing service for corporations in 1973. Today, this business offers a full range of vehicle management outsourcing services to meet customer needs from passenger cars to highly specialized trucks.

Our car rental operation began in 1985, and today rents vehicles under the ORIX Rent-A-Car, JAPAREN, and X-Rent-A-Car brands. With approximately 800 rental outlets across Japan, we offer a wide range of rental vehicles from passenger cars to trucks for both corporate and individual customers.

In January 2005, seven automobile-related leasing and car rental companies were integrated into ORIX Auto with the aim of expanding our product and service offerings and to achieve greater economies of scale.

With approximately 529,000 vehicles under lease as of March 31, 2006, the ORIX Group enjoys a substantial lead over the nearest competitor in the industry. Although the competition has grown stronger as other leasing companies have been focusing on automobile leasing in recent years, ORIX Auto is leveraging its size advantage to maintain its leading position to purchase vehicles and parts for maintenance at low cost, and to invest in efficiency-enhancing infrastructure to improve customer service.

The ORIX Group offers corporate clients maintenance services that utilize our unique strengths, such as our advanced infrastructure that includes a network of approximately 13,000 affiliated service stations throughout Japan and our vehicle management system. We also provide high-quality services such as support in preparing environmental management reports to submit to the government.

We are taking full advantage of the cross-selling marketing abilities of ORIX’s Corporate Financial Services segment, and also marketing through about 1,100 third-party sales agents, including gas stations, service shops, affiliated lease companies and insurance sales agents to expand our automobile leasing operations for corporate clients.

The ORIX Group has begun automobile leasing for individual customers as a new initiative. We market through tie-ups with partners such as AUTOBACS SEVEN Co., Ltd., a major auto parts retailer, and major credit card companies such as JCB Co., Ltd. We will continue to develop products recognized by individual customers for their value, and to conduct sales promotions in order to raise awareness of the advantages offered by automobile leasing.

The number of vehicles under the management of our car rental operations was approximately 46,000 as of March 31, 2006, placing us second in the industry. We will continue to introduce innovative products in collaboration with our automobile leasing business, allowing customers to use both leasing and rentals of our vehicles.

Rental Operations

We entered the precision measuring equipment rental market in 1976. Today our principal operations in this market include the rental of computers and precision measuring equipment, as well as the provision of technical support, calibration, asset administration services and a variety of other services related to rental equipment use. Maintaining a base of approximately 500,000 units of 30,000 different types of equipment, our automated warehouses provide customers with rapid response to orders. We hold a strong position in the market for measuring equipment rental, meeting demand from research centers, production divisions of information and telecommunication manufacturers, and semiconductor manufacturers, who require the latest high-tech equipment for specified periods of time. The number of employees working for subsidiaries in this segment is 889 employees.

The operations are conducted primarily by ORIX Rentec Corporation, or ORIX Rentec. ORIX Rentec has acquired ISO certification, the international standard for quality assurance systems. With a high level of quality assurance, ORIX Rentec strives to maintain and improve customer satisfaction with services in its rental and calibration operations.

The market for precision measuring equipment rental stagnated due to a downturn at Japanese electronics manufacturers beginning in the latter half of 2004 and continuing through 2005. The market is now recovering as the rental needs from the mobile communications sector have stopped declining, and demand is also solid in the digital terrestrial broadcasting and automotive sectors. Information and Telecommunication equipment rental demand is high, supported by a recovery in the overall Japanese economy and increased investment in information technology, as well as stronger needs related to information security.

The rental operations segment is working to boost utilization rates through careful selection of equipment types in light of customer trends in capital investment, and by promoting rental and related services.

Leveraging our cumulative know-how in logistics and calibration, we are working to further expand business beyond rental operations to management services encompassing procurement, operation and disposal of IT-related equipment, as well as information security management. We are looking for growth in this area as customers express rising interest in bolstering information security and improving operating efficiency.

Overseas demand for precision measuring equipment rentals is growing as corporations expand R&D and production centers globally. To capture this demand, we are expanding overseas operations in this segment. Commencing operations in Singapore in 1995, we then advanced into Korea in 2001. In 2004, we launched operations in China, where we primarily focus on manufacturing companies affiliated with Japanese corporations.

Real Estate-Related Finance

This segment provides real estate finance to corporations, a business that has its origins in the real estate-backed loan business we began in 1971, and housing loans to individuals, a business we launched in 1980. In April 1998, we acquired Yamaichi Trust & Bank, Ltd. (currently ORIX Trust and Banking). This acquisition provided us with a general banking license and trust business license. ORIX Trust and Banking is working to expand its housing loan operations. In the business of real estate finance for corporations, we expanded into loan servicing in 1999, and have been engaged in securitization of non-recourse loans since 2000. The activities in this segment are conducted primarily by our Real Estate Finance Headquarters, ORIX Trust and Banking, and ORIX Asset Management & Loan Services Corporation, or ORIX Asset Management & Loan Services. The number of employees working for subsidiaries in this segment is 648 employees.

In real estate finance for corporations, non-recourse loan demand from real estate funds remains strong. Banks, however, are also stepping up their lending to real estate funds, and competition is increasing. The Real Estate-Related Finance segment maintains flexibility in determining the risks it will assume in property leasing, and works to differentiate its services by providing a broad range of loans from senior debt to mezzanine finance. We will also seek to leverage the strength of our varied functions, from new securitizations to investor marketing and loan servicing, in order to capture a diverse array of earnings opportunities. In the fiscal year ended March 31, 2006, we began offering ORIX Flat 35 securitization-based housing loans in conjunction with the Government Housing Loan Corporation. The segment is working with the residential condominium development operations of the Real Estate segment to develop sales channels and expand the housing loan origination business.

Through March 31, 2006, the aggregate principal amount of commercial mortgage-backed securities (CMBS) we have issued was ¥209.2 billion.

Competition is intensifying in the housing loan business due to the entry of banks into the loan sector for investment purposes. We intend to improve our competitiveness by flexibly setting loan periods and interest rate levels, based upon careful consideration of interest rate movements as well as targeting customers that are looking to actively invest in housing as part of their investment needs.

In the field of investing in and servicing non-performing loans, major banks have largely completed bulk disposals of non-performing loans, leading to a reduction in the availability of such assets. On the other hand, in order to support the reorganization of their corporate customers, regional financial institutions are establishing corporate rehabilitation funds throughout Japan. The segment is working with regional financial institutions by investing in such funds and by providing collection services.

Real Estate

The Real Estate segment has its origins in corporate dormitory rentals, which we launched in 1986. We began developing residential condominiums in 1993. In addition to condominiums, the segment is now engaged in the development, marketing and leasing of office buildings; operation of hotels, training facilities and golf courses; integrated facilities management and related services; as well as asset management and administration on behalf of REITs. ORIX Real Estate and ORIX Facilities are our subsidiaries that are primarily responsible for activities in this segment. The number of employees working for subsidiaries in this segment is 1,809 employees.

In fiscal 2005, new condominium sales in the Tokyo Metropolitan area rose year-on-year for the first time in five years, with completed contract rates exceeding 80%. Market conditions throughout Japan remain strong, marked by consecutive annual increases in residential condominium construction since 2003. We expect to complete development of high-rise condominiums in the Tokyo Bay Area and Osaka in the fiscal year ending March 31, 2007, and we expect to supply more condominium units to brokers in the current fiscal year than the 2,300 units supplied during the fiscal year ended March 31, 2006. Our future development plans are concentrated on housing for senior citizens, and commercial facilities.

As the scale of the real estate investment fund market, including J-REITs, continues to grow, the variety and location of real estate investment opportunities also continues to expand in scope. However, we will invest selectively, due to anticipated increases in long-term interest rates. We are working to expand our office building development, sale and rental activities into new locations and diversify investment in logistics facilities and other real estate. We are also working to expand our operation of hotels, training facilities and golf courses. We are attempting to strengthen our integrated facilities management services by not only providing maintenance for all types of properties, including commercial facilities, office buildings and condominiums, but also increasing cash flows of customers’ properties through tenant placement services.

In April 2005, we established ORIX Living Corporation, which operates senior housing as well as condominiums to provide a comfortable living environment for seniors. To meet the needs of an ageing society, we will also continue to proactively focus on the development of senior housing that offers nursing care services, with the aim of opening 50 facilities over the next five years.

Life Insurance

We began marketing life insurance to corporate customers in 1991 via sales agents. This segment now focuses on providing detailed insurance planning for customers based on their specific needs. Our insurance products are cross-sold by sales and marketing specialists in the Corporate Financial Services segment. In addition, we launched direct sales of ORIX Direct Insurance for individuals in 1997, and have since been working to expand sales to individuals. The number of employees working for subsidiaries in the Life Insurance segment is 464 employees and the operations are conducted primarily by ORIX Life Insurance.

In the life insurance industry, customer needs continue to diversify in the retail insurance market, and more attention is being given to medical and other types of insurance outside the traditional life and non-life insurance categories.

The ORIX Group has been striving to develop customer-oriented products such as term-life insurance, health insurance for hospitalization and cancer insurance. These products are sold through two channels, sales agents and direct marketing.

We sell insurance by mail order to lower marketing costs and insurance premiums. We also offer innovative products, allowing customers to choose the insurance coverage they require. The ORIX Group is working to further increase income by expanding sales of its highly regarded term-life insurance as well as by focusing on sales of medical policies offering a broader range of coverage periods for hospital expenses.

We will strive to enhance collaboration between sales agents and direct marketing channels, increase the effectiveness of our advertising campaigns and boost operational efficiency.

In asset management, the segment is modifying the maturity structure of its investment portfolio in light of the increase in longer-term policy liabilities, while we focus on our leading product. Moreover, to provide for stable income from its portfolio, the segment is expanding the scope of its investment.

As of May 31, 2006, ORIX Life was rated A+ by R&I and JCR for payment capability of insurance claims and A- by S&P for insurance financial strength.

Other

The Other segment encompasses a range of operations including new businesses. Principal activities include card loans (which we began in 1986), venture capital (from 1983), securities brokerage and services (commenced through capital participation in 1986) and principal investments (from 2000). The activities in this segment are conducted primarily by ORIX, ORIX Credit, ORIX Capital Corporation and ORIX Securities. The number of employees working for subsidiaries in this segment is 2,713 employees and the employees associated with our principal investment operations are included in this number.

Competition among consumer credit businesses has continued to intensify with a growing number of banks and IT companies entering the card loan market. Consistent with the Interest Limitation Law, the market has also experienced an increase in loan products. In the card loan business, we have been concentrating our efforts on our VIP Loan Card, with interest rates set between 8% and 18%, which we introduced to meet the cash needs of business people in their 30s and 40s. We have also endeavored to accumulate greater expertise in screening, promotional strategies and IT marketing through the growing number of customer transactions. Utilizing this experience and know-how as a base, we are striving to further enhance the marketability of the VIP Loan Card, and to capture new business opportunities, including the development of cards for owners of small and medium-sized enterprises, for the younger generation, and for females. The outstanding card loan balance as of March 31, 2006 was approximately ¥318.9 billion.

In our venture capital operations, we seek to secure investment opportunities, in an environment of increasing business start-ups, by continuing to cooperate closely with the Corporate Financial Services segment. As of March 31, 2006, the outstanding balance of assets under management at ORIX Capital was approximately ¥30 billion, which consisted largely of stocks.

In the securities brokerage business, the Internet-based brokerage market continues to enjoy significant growth. Against this backdrop, we are expanding our system capacity and reinforcing our administrative and management structure in order to handle increasing numbers of accounts and Internet-based transactions. ORIX Securities has seats on the Tokyo Stock Exchange, the Osaka Securities Exchange, the Nagoya Stock Exchange and the Jasdaq Securities Exchange.

Although the principal investing market is expanding in the backdrop of an increase in M&A transactions and increased flow of capital into the market from newly established investment funds, competition is becoming intense. In an effort to secure new business opportunities, we are working to better utilize the information pipeline of the Corporate Financial Services segment to collect information on needs related to M&A and business succession of this segment’s core customer base of SMEs, and also to leverage the Group’s recent investment in a US-based investment bank.

Major affiliates in this segment are The Fuji Fire and Marine Insurance Company Limited, or Fuji Fire and Marine, and DAIKYO INCORPORATED, or DAIKYO. For details of our investment in these companies, see Note 11 in “Item 18. Financial Statements.”

OVERSEAS BUSINESS SEGMENTS

Since the establishment of our first overseas subsidiary in Hong Kong in 1971, we have competed in selected international markets through subsidiaries and investments in joint ventures. As of March 31, 2006, we operated in 22 countries and regions outside Japan through 102 subsidiaries and affiliates. Our overseas operations employ approximately 3,200 employees working for subsidiaries, and include a network of 238 offices.

The Americas

Our present operations in this segment include corporate finance, investment banking, real estate-related businesses, and leasing. In corporate finance, we have been providing corporate loans since 1981, and are presently also investing in high yield bonds. Our real estate-related operations began in 1987 with the acquisition of a real estate development company and since that time we have expanded into related operations including commercial mortgages. We began investing in CMBS in the early 1990s and entered the loan servicing business in 1997. We discontinued and sold our primary and master commercial mortgage servicing business in December 2005 and currently engage in special servicing only. In leasing we have focused primarily on equipment leasing to corporate customers since 1989. In January 2006, we acquired the investment bank Houlihan Lokey Howard & Zukin, Inc., or Houlihan Lokey, a leading M&A advisor to middle-market companies in the United States. The number of employees working for subsidiaries in this segment is 1,200 employees. ORIX USA Corporation acts as the holding company for the operations in the United States.

The corporate finance market in the US is expanding against the backdrop of continuing demand for capital and product innovation. At the same time, it is becoming more difficult to locate profit opportunities in the securities market as a result of increased investor competition and a lower nominal yield environment. In response to these conditions, during fiscal 2006 and going forward we are focusing on expanding our corporate lending operations and pursuing selective investments in high yield bonds.

The US real estate market, which in recent years has experienced continuous growth in property values, appears to be peaking at least temporarily. With increased investor competition driving down yields, attractive new investment opportunities are becoming harder to locate. In light of these conditions, we determined to capture unrealized profits through the sale of real estate holdings and the resecuritization of a portion of our CMBS portfolio over the last two years. As a part of business restructuring initiatives, we sold our commercial mortgage servicing business, and entered the investment banking field.

The investment bank Houlihan Lokey, which became part of the ORIX Group in January 2006, is noted for its strength in investment banking activities concentrated on middle-market companies. It was the leading M&A advisor in the number of transactions under $750 million in 2005. Houlihan Lokey was also the second most active M&A advisor overall in the United States in 2005 based on the number of transactions. Houlihan Lokey’s operations include industry specialists who play a central role in the firm’s activities by providing a broad range of services appropriate for companies in any financial condition. Houlihan Lokey has established itself as a leading investment bank in the field of advisory services for M&A, and business restructuring, financial restructuring and fund procurement to public and private middle-market companies.

Looking ahead, we will further enhance our corporate finance operations through its integration with our investment banking operations as a provider of loans to middle-market companies, primarily involving M&A transactions. Furthermore, we plan to expand our M&A and restructuring advisory operations into Japan and Asia.

Asia, Oceania And Europe

We established our first overseas office in Hong Kong in 1971 and over a 35-year period have expanded throughout Asia, Oceania, Europe, the Middle East, and North Africa. Operations consist primarily of corporate leasing and lending, ship finance, and transportation-related operating leases. In the Asia, Oceania and Europe segment, we operate in 21 countries and regions including Hong Kong, China, Singapore, Malaysia, Indonesia, the Philippines, Thailand, Sri Lanka, Taiwan, South Korea, Pakistan, India, Oman, Egypt, Saudi Arabia, UAE, Kazakhstan, Australia, New Zealand, Ireland and Poland. The number of employees working for subsidiaries in this segment is 1,971 employees.

In this segment, which is mainly focused on Asia, the ORIX Group is committed to delivering financial products and services focusing on corporate leasing, hire purchase and lending. We are expanding our business operations by leveraging the Group’s diversified products and services as well as our sales network.

Our automobile leasing operations apply the model developed by the ORIX Group in Japan. We have established automobile leasing operations in 15 countries. As a pioneer in its field, we are leveraging the expertise gained from operations in Australia and Japan as a springboard for business development in other countries. Accordingly, we have established automobile leasing companies in South Korea, Thailand, Taiwan and India.

We entered new markets including Kazakhstan and China in the fiscal year ended March 31, 2006. In India, we established the Pan-Asia Project Development Fund in partnership with India-based IL&FS, which provides investment banking services and corporate finance. The fund will invest in infrastructure projects not only in India but also in various ASEAN countries, targeting infrastructure projects in transportation, power generation, water supply and other fields.

The business performance of Korea Life Insurance, an equity-method affiliate from 2002, remains strong and continues to contribute to the Group’s improved performance.

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

In July 2002, we purchased 90% of the outstanding shares of Nittetsu Lease Co. Ltd., or Nittetsu Lease, for a purchase price of approximately ¥5 billion, and a 10% interest in Nittetsu Leasing Auto Co., Ltd., or Nittetsu Leasing Auto, from Nippon Steel Corporation and Nippon Steel Trading Co., Ltd., respectively. Nittetsu Lease also owned shares of Nittetsu Leasing Auto, so our total share of Nittetsu Leasing Auto came to 91%. Nittetsu Lease had total assets with a book value of approximately ¥145 billion as of July 31, 2002. Nittetsu Leasing Auto was merged into ORIX Auto in January 2005.

In December 2002, a consortium including ORIX Corporation, the Hanwha Group (Korea), and Macquarie Life Limited acquired 51% of the outstanding shares of Korea Life Insurance, which was 100% controlled by the Korean Government.

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

Footwork Express Co., Ltd., or FWE, a company in which we own a 62% stake and which is a part of our plan to expand our corporate rehabilitation business, purchased the major assets of a Japanese logistics company, Footwork Logistics Corporation, which filed for bankruptcy in 2001. This company’s assets were transferred to FWE in two separate stages in December 2003 and March 2004, respectively.

We initially acquired a 69% stake in FWE for approximately ¥3.1 billion. In December 2004, FWE issued new shares to a third party. As a result of the increased influence by this third party over the operations of FWE, we no longer have effective control over FWE and we have recorded the company as an equity method affiliate since the end of March 2005.

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

We have also extended a ¥20 billion loan facility to DAIKYO for the purchase of land for condominium development. The actual extension of credit requires approval by ORIX for each individual transaction. As of June 30, 2006, no credit was extended as part of this facility.

In January 2006, we established a new subsidiary holding company under ORIX USA and in which we have a 70% ownership interest on a consolidated basis that holds the Corporate Financial Group of ORIX USA and which subsequently acquired Houlihan Lokey, a US investment bank, valued at approximately $500 million, in exchange for a 30% equity interest in the new subsidiary.

On June 29, 2006 our subsidiary ORIX Australia Corporation Limited entered into agreements to acquire the Australian interests and properties of DAIKYO for a purchase price of approximately ¥9.7 billion. This acquisition was also closed on June 29, 2006. The acquired assets include joint venture interests in high-rise residential and retail property developments in Queensland and a company that manages the Gold Coast International Hotel.

In general, we seek to expand and deepen our product and service offerings and enhance our financial performance by pursuing acquisition opportunities. We are continually reviewing acquisition opportunities, and selectively pursuing several such opportunities. We have in the past deployed a significant amount of capital for acquisition activities, and expect to continue to make selective investments in the future.

PROPERTY, PLANT AND EQUIPMENT

Because our main business is to provide diverse financial services to our clients, we do not own any material factories or facilities that manufacture products. We have no plans to build any factories that manufacture products. However, in November 2002, a subsidiary of ORIX Eco Services signed an agreement to build and operate a waste processing and recycling plant in Saitama Prefecture in Japan. The plant was completed and we began operations in June 2006.

The most important facilities that we own are office buildings, one in Shiba, Minato-ku, Tokyo with a floor space of 19,662 square meters, and the other in Tachikawa, Tokyo with a floor space of 29,554 square meters. Although there are presently no material plans to construct or improve facilities, we may build or acquire additional offices or make improvements to existing facilities if we believe the expansion of our business so warrants.

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or plan to utilize in the foreseeable future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees with an aggregate value of ¥80,742 million as of March 31, 2006. The main reason for the increase in the value, compared with March 31, 2005, is due to the reclassification of an office building from operating lease asset to office facilities as a result of a change in its use.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

Our business does not depend on the supply of raw materials.

COMPETITION

Our markets are highly competitive and are characterized by competitive factors that vary by product and geographic region. The markets for most of our products are characterized by a large number of competitors. Our competitors include leasing and finance companies, commercial banks and real estate companies. Some of our competitors have substantial market positions. Many of our competitors are large companies that have substantial capital and marketing resources, and some of these competitors are larger than us and may have access to capital at a lower cost than we do. Competition in Japan and in a number of other geographical markets has increased in recent years because of deregulation and increased liquidity. In addition, many banks in Japan, which during much of the last decade had serious nonperforming loan problems and were thus often unable to increase lending, have made progress in dealing with their nonperforming loan problems. We believe these banks and their leasing or finance subsidiaries, are attempting to target our core market of small and medium-sized enterprises. Furthermore, there is an increase in companies that are aggressively investing in real estate and we believe more companies are beginning to target our main business areas that include condominium development as well as the sale and rental of office buildings as a result of monetary easing and the apparent bottoming-out prices in metropolitan areas.

Japan’s leasing industry has a small number of independent leasing companies. Many leasing firms are affiliated with banks, trading houses, manufacturers and financial organizations. Furthermore, many of these leasing firms specialize in specific products, product ranges or geographical regions. We have established a nationwide network to better distribute a full range of leasing and other financial products. Similarly, we believe our array of financial products and services, and the seamless way in which they are marketed, make us unique in the Japanese marketplace. The ability to provide one-stop, comprehensive financial solutions through a single sales staff, with cross-selling of our full range of products, gives us competitive advantages. We also believe that the diversification of our operations, products and services allows us to flexibly allocate our resources, expanding resources in or withdrawing resources from our various businesses, depending on market opportunities, profitability and the competitive environment.

In addition, a number of non-Japanese finance companies have established bases in Japan, or are in the process of expanding sales and marketing initiatives. Many of these companies compete with us in specific fields. However, we generally maintain the same competitive advantages over them that we enjoy over many Japanese competitors, namely that we are able to offer a wide range of products and services, not just a simple, discrete leasing product. Furthermore, we believe our extensive network of sales offices and experience in the Japanese marketplace provides us with other advantages over foreign leasing and asset finance firms entering the Japanese marketplace.

While some leasing companies appear to be strategically targeting growth in automobile maintenance leases, we believe the quality and depth of the service we can provide allows us to remain relatively competitive in this business.

In our rental operations, we believe the number of companies competing in the market for precision measuring equipment rentals is limited because the technical expertise needed to succeed in this business is a substantial barrier to entry for potential competitors. In computer and related rentals, however, competition is more intense than precision measuring equipment rentals as the barriers to entry are lower. In recent years, more companies have entered this business, and some competitors are aggressively attempting to expand their operations. We are attempting to maintain our competitiveness in the rental operations by maintaining a wide range of equipment and offering consulting and other services.

In real estate-related finance, we compete with a variety of Japanese and foreign competitors. In the provision of non-recourse loans and other real estate-related loans, our major competitors are Japanese banks and, to a lesser extent, foreign investment banks. In certain sectors of the real estate-related finance market, we face intense competition, especially from Japanese banks. We believe our main strength lies in our ability to accurately analyze assets backing these loans because of our years of experience in both financing as well as developing, operating and managing real estate in Japan. In addition, we have been able to utilize our extensive business network in Japan to provide such loans to a broad range of customers. However, we cannot be sure that we will be able to compete if our competition provides loans on better terms than we do.

For the purchase of distressed assets, we compete primarily with foreign investment banks and equity funds, although some Japanese banks and equity funds are also active in this business. In general, competition is strong in this business. Competition for purchasing assets from regional banks has intensified. A major reason for this intensified competition is that more than 100 companies are registered as loan servicing companies and Japanese loan servicing companies are aggressively competing in bids for asset sales from these regional banks.

For housing loans, we have focused on a particular market niche of loans to individuals who purchase rental properties for investment purposes and loans to individuals who do not otherwise qualify for loans from major banks or the Japanese government’s Housing and Loan Corporation. In this field, competitors include only a limited number of non-bank financial institutions and banks. However, more banks are beginning to enter this market and competition has steadily increased. For example, some of the large banks have been very aggressive in this market and are offering loan rates that are lower than ORIX Trust and Banking is prepared to offer. ORIX Trust and Banking is attempting to meet this competition by setting flexible loan periods and interest rate levels based upon careful consideration of interest rate trends, as well as targeting customers that are looking to actively invest in housing as part of their investment needs. However, competition from larger banks could have an adverse impact on our housing loan operations in the future.

For condominium developments, we compete with a large number of both small and large Japanese development companies. We have been jointly developing projects with large developers who have highly evaluated our funding and planning capabilities. We have focused on differentiating ourselves from competitors by providing what we believe to be unique designs and functions for each development. We believe we have been able to offer competitively priced condominiums that have attracted buyers, but competition for buyers in the condominium development business is intense and is expected to remain so.

The sale of office buildings and commercial facilities continues to be strong due to the demand from real estate funds. Therefore, this demand is causing competition with other real estate companies for the acquisition of development purpose real estate in good locations in the metropolitan area. ORIX is also diversifying its investment in logistics facilities, an area where competition may increase as other companies are also looking to expand in this area.

Recent consolidation and alliances among life insurance companies in Japan have increased competition within the insurance industry. In particular, competition in the market for medical insurance, a market we expect to grow, has intensified. In addition, as a result of deregulation, Japanese banks are now permitted to sell certain types of insurance directly to individuals. Certain banks are making efforts to expand this business. At present, banks are permitted to sell limited types of products and we believe the impact on our life insurance operations will be limited. Moreover, we see this ability to market insurance through banks as a possible business opportunity for us, providing ORIX Life Insurance with new sales channels. However, if Japanese banks market insurance from life insurers other than ORIX Life Insurance, competition in the life insurance business could increase. Also, if existing Japanese life insurers are acquired by foreign insurers, such foreign insurers would gain access to established networks of sales agents.

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

BUSINESS REGULATION

Japan

ORIX is incorporated under the Company Law (Kaisha-hou) and its corporate activities are governed by the Company Law and its group companies in Japan are also so incorporated and governed.

There is no general regulatory regime which governs the conduct of our direct financing lease and operating lease businesses in Japan, although various laws regulate certain aspects of particular lease transactions, depending on the type of leased property.

The major regulations that govern our businesses are as follows:

Moneylending Business

ORIX and certain of our group companies such as ORIX Credit Corporation engage in the business of moneylending in Japan. The business of moneylending is regulated by the Interest Limitation Law, the Acceptance of Contributions Law, the Deposit and the Interest Law, and the Moneylending Business Law. The Moneylending Business Law requires all companies to register with the Prime Minister or prefectural governors. Registered moneylenders are regulated by the Financial Services Agency, or the FSA, and are required to report to or notify the FSA, providing such documents as their annual business reports. Accordingly, pursuant to the Moneylending Business Law, ORIX and our relevant group companies register with the Prime Minister and provide the necessary reporting and notification to the FSA. The FSA has the power to order suspension of a part or the whole of the business, or to revoke the registration of or impose administrative sanctions on a moneylender that has violated the law.

Real Estate Business

ORIX and our group companies, including ORIX Real Estate Corporation and ORIX Alpha Corporation, engage in the real estate business in Japan, including buying and selling land and buildings. We are therefore required to be licensed by the Minister of Land, Infrastructure and Transport, or MoLIT, or prefectural governors under the Building Lots and Building Transaction Law, and our operations are subject to the requirements of such law, including having registered real-estate transaction managers on staff and informing and delivering material information to counterparties.

Car Leasing and Rental Business

ORIX Auto Corporation has registered with the MoLIT under the Road Transportation Law to engage in the car leasing business in Japan and is subject to the requirements of such law and to inspection by the MoLIT.

Insurance Business

ORIX Life Insurance Corporation is engaged in the life insurance business and has a license from the Prime Minister under the Insurance Business Law. The FSA has broad regulatory powers over the life insurance business of ORIX Life Insurance Corporation, including the authority to grant or, under certain conditions, revoke its operating license and to request information regarding its business or financial condition and conduct onsite inspections of its books and records. ORIX Life Insurance Corporation generally must also receive FSA approval for the sale of new products and for new pricing terms. In addition, under the Insurance Business Law regulations, any party attempting to acquire voting rights of an insurance company over a specified threshold must receive permission from the Prime Minister. We have received such permission as a major shareholder in ORIX Life Insurance Corporation and The Fuji Fire and Marine Insurance Company, Limited. Insurance solicitation which we and our group companies conduct is also governed by the Insurance Business Law. We and our group companies such as ORIX Alpha Corporation and ORIX Auto Corporation are registered as life insurance agents with the Prime Minister.

Securities Business

ORIX Securities Corporation is engaged in the securities business and is registered with the Prime Minster under the Securities and Exchange Law. The Securities and Exchange Law regulates the business activities of securities companies and conduct related to securities transactions. The intermediary business for the sale of securities that we conduct is also regulated by the Securities and Exchange Law. Under the Securities and Exchange Law, any entity that holds voting rights of a securities company in excess of a specified threshold is considered a major shareholder and must receive permission from the Prime Minister. ORIX has received such permission as a major shareholder of ORIX Securities Corporation.

Banking and Trust Business

ORIX Trust and Banking Corporation, or OTB, is licensed by the Prime Minister to engage in the banking and trust business, and is regulated under the Banking Law, the Law concerning Trust Business Concurrently Conducted by Financial Institutions and the Trust Business Law. The Banking Law governs the general banking business and the Law concerning Trust Business Concurrently Conducted by Financial Institutions and the Trust Business Law govern the trust business. Sales of trust beneficiary interests by us and our group companies such as ORIX Real Estate Corporation and ORIX Alpha Corporation are also regulated under the Trust Business Law. We and these group companies are registered with the Prime Minister under the Trust Business Law to engage in the business of making such sales. Our trust contract agency business is also governed by the Trust Business Law, and we are registered with the Prime Minister to engage in such business. In addition, under the Banking Law, any entity that attempts to hold voting rights of a bank in excess of a specified threshold must receive permission from the Prime Minister. We have received such permission as a major shareholder of OTB.

Debt Management and Collection Business

ORIX Asset Management & Loan Services Corporation, or OAMLS, is engaged in the servicer business, the business of managing and collecting certain assets, and consequently is regulated under the Law for Special Measures Concerning the Debt Management and Collection Business. OAMLS is licensed by the Minister of Justice under such law to engage in the servicer business.

Management Business of Investment Trust

ORIX Asset Management Corporation, our wholly-owned subsidiary, is registered with the Prime Minister under the Law Concerning Investment Trusts and Investment Corporations, or the Investment Trust Law, as an asset manager for investment trusts. ORIX Asset Management Corporation is responsible for the asset management of the real estate investment trust, ORIX JREIT, which is listed on the Tokyo Stock Exchange. Under the Investment Trust Law, any entity possessing voting rights over a specified threshold is considered a major shareholder and must report this to the Prime Minister. ORIX has filed such a report as a major shareholder of ORIX Asset Management.

Waste Management

ORIX Resource Recycling Services Corporation has permission from the governor of Saitama Prefecture under the Waste Management and Public Cleansing Law for “the installation of an industrial waste disposal facility,” to act as an “industrial waste disposal contractor” and as a “specially controlled industrial waste disposal contractor” and for “the installation of a municipal solid waste disposal facility” and it is engaged in the waste management service regulated by the Waste Management and Public Cleansing Law.

Regulation on share acquisitions

Certain of our activities and those of ORIX group companies are regulated by the Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances thereunder, or the Foreign Exchange Regulations.

Under the Foreign Exchange Regulations, the Company and ORIX group companies in Japan are regulated as “residents” conducting “capital transactions” or “foreign direct investments.” Moreover, the Company and the certain group companies in Japan are regulated as “foreign investors” conducting “inward direct investment” if the ratio of foreign shareholders of the Company is more than 50%.

To conduct those acts under the Foreign Exchange Regulations, notices or reports are required to be filed with the governing agency through the Bank of Japan. In certain cases, the Minister of Finance and any other competent Ministers have the power to recommend the cancellation or modification of acts specified in such notices and can order such cancellation or modification if their recommendation is not followed. If these regulations are breached, sanctions or penalties may be imposed.

Outside Japan

ORIX USA Corporation is incorporated under the laws of the state of Delaware and its corporate activities are governed by the Delaware General Corporation Law.

There is no general US federal regulatory regime governing the conduct of ORIX USA’s corporate finance, real estate finance and development, equipment finance, public finance or loan servicing businesses, but these businesses are subject to numerous state and federal laws and regulations. ORIX USA’s majority owned subsidiaries, Houlihan Lokey Howard & Zukin Capital, Inc. and Houlihan Lokey Howard & Zukin Financial Advisors, Inc., are registered broker-dealers and registered investment advisors, respectively, and as such, are regulated by the SEC.

Commercial and real estate loans may be governed by the USA PATRIOT Act, the Equal Credit Opportunity Act and its Regulation B, the Flood Disaster Protection Act, the National Flood Insurance Reform Act of 1994 and state usury laws. Real estate transactions are also governed by state real property and foreclosure laws. ORIX USA’s equipment finance transactions are governed by the Uniform Commercial Code, as adopted by the various states. ORIX USA is registered with or has obtained licenses from various state agencies which regulate the activity of commercial lenders in such states.

In other regions outside of Japan, some of our businesses are also subject to regulation and supervision in the jurisdictions in which they operate.

LEGAL PROCEEDINGS

On July 21, 2006, ORIX Asset Management and ORIX JREIT were subject to administrative disciplinary action by the Financial Services Agency and the Kanto Local Finance Bureau, respectively, as a result of inspections by the Securities and Exchange Surveillance Commission. ORIX Asset Management is prohibited from executing new contracts for the management of the assets of real estate investment corporations and investment trusts other than ORIX JREIT for a period of three months. In addition, ORIX Asset Management and ORIX JREIT respectively are required to formulate and implement written business improvement plans. The Financial Services Agency and the Kanto Local Finance Bureau’s actions were based on a determination that ORIX Asset Management had breached certain duties of care relating to its role as the general affairs administrator for ORIX JREIT and that ORIX JREIT had failed to comply with certain statutory requirements relating to its board of directors’ meetings. We believe that these disciplinary actions will not have a material affect on our financial condition or results of operations.

In addition, we are a plaintiff or a defendant in various lawsuits arising in the ordinary course of our business. We aggressively manage our pending litigation and assess appropriate responses to lawsuits in light of a number of factors, including potential impact of the actions on the conduct of our operations. In the opinion of management, none of the pending legal matters is expected to have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that an adverse decision in one or more of these lawsuits will not have a material adverse effect.

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

Our consolidated results of operations are presented in the accompanying financial statements with sub-categorization of revenues and expenses designed to enable the reader to better understand the diversified operating activities contributing to our overall operating performance.

As further described in Item 4. “Information on the Company,” since we developed marketing leases in Japan in 1964, we have extended the scope of our operations into various types of businesses which have become significant contributors to our group operating results. Our initial marketing lease business has expanded into provision of broader financial services including direct lending to our lessees and other customers. Initial direct lending has broadened into diversified real estate-related finance such as housing loans, loans secured by real estate, unsecured loans and non-recourse loans. Through our lending experience, we have developed a loan servicing business and a loan securitization business including CMBS. Through experience gained by our focusing on real estate as collateral for loans, we have also developed our real estate leasing, development and management.

Furthermore, we also expanded our business by securities-related operations, aimed at investing capital gains and brokerage income. Thereafter, we established and acquired a number of subsidiaries and affiliates in Japan and overseas to expand our operations, such as a trust banking firm, a life insurance company, a real estate-related company and a consumer finance company. In recent years, we have emphasized the expansion of our principal investment business. The principal investment group has worked to take advantage of new corporate rehabilitation business opportunities that involve the acquisition of problem assets made available in the course of financial institutions’ efforts to dispose of such assets. Further, we have undertaken various rehabilitation business projects, including investments in rehabilitation companies in banking, hotel accommodation, transportation logistics, real estate and other industries.

This diversified nature of our operations is reflected in our presentation of operating results through the categorization of our revenues and expenses to align with operating activities. Based on those diversified operating activities, we categorize our revenues as direct financing leases, operating leases, interest on loans and investment securities, life insurance premiums, real estate sales and other operating revenues and these revenues are summarized into “Total Revenues” on the consolidated statements of income.

The following is an additional explanation for certain account captions on our consolidated statements of income to supplement the discussion above:

Interest on investment securities is combined with interest on loans because we believe that capital we deploy is fungible and, whether used to provide financing in the form of loans and leases or through investment in debt securities, the decision to deploy the capital is a banking type operation that shares the common objective of managing earning assets to generate a positive spread over our cost of borrowings.

In addition, securities investment activities were originated by the Company and extended to group companies, such as our US operations. As a result, gain on investment securities has grown and become one of our major revenue sources. We believed that the securities company subsidiary, which was acquired in the middle of the 1980’s, would grow our securities-related operations and contribute to our revenues and earnings. Against this background, we determined to present gains on investment securities under a separate income statement caption, together with brokerage commissions, because we invest in securities as one of our core operations and both the gains on investment securities and brokerage commissions are derived from our securities operations.

In our diversified operating activities including corporate rehabilitation business, other operating revenues consist of revenues derived from our various operations which are considered a part of our recurring operating activities, such as integrated facilities management operations, vehicle maintenance and management services, management of golf courses, training facility and hotels, real estate-related business and commissions for the sale of insurance and other financial products.

Furthermore, our expenses include mainly selling, general and administrative expenses, costs of operating leases, life insurance costs, costs of real estate sales, interest expenses, and other operating expenses.

Expenses reported by us within other operating expenses are directly associated with the sales and revenues separately reported within other operating revenues. Interest expense is based on funds borrowed mainly to purchase equipment for leases, extend loans and invest in securities and real estate operations which are revenue generating assets. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within our subtotal of operating expenses constituting our net operating income. We similarly view provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly have included it within our subtotal of net operating income. As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. Thus, we consider that our presentation, in which these expenses are stated in the “Expenses” section, is useful for readers to understand the profitability of our business.

We have historically reflected the “Write-downs of long-lived assets” within our measure of operating income, as related assets, primarily real estate assets, represented significant operating assets under management or development, and accordingly the write-downs were considered to represent an appropriate component of the operating income derived from the related real estate investment activities. In a similar vein, as we have identified investment in securities to represent an operating component of our financing activities, write-downs of securities are also included within our measure of operating income.

We believe that our financial statement presentation as explained in the paragraphs above with the expanded presentation of revenues and expenses aid in comprehension of our diversified operating activities in Japan and overseas and demonstrate the fair presentation of our consolidated statements of income.

In connection with our business expansion related to overseas operations, revenues from overseas operations have also contributed significantly to our operating results in recent periods. Overseas operations generated 14% and 17% of our total revenues in the years ended March 31, 2005 and 2006, respectively. For a discussion of our business by type of revenue and operating asset, and by segment, see “Item 4. Information on the Company—Business Overview—Profile of Business by Segment.”

We believe that our earnings results over the past three fiscal years, including fiscal 2006, have been influenced by the following three major trends:

•	steadily increasing contributions to earnings from asset-based businesses such as leasing and lending;

•	fluctuations in contributions from sources such as;

•	investments in insurance affiliates;

•	selected equity investments in troubled or distressed companies for the purpose of rehabilitation;

•	gains from the sale or securitization of lease, loan and security assets;

•	gains from the sale of assets such as real estate under operating leases and investment securities; and

•	fluctuations in costs associated with provisions for doubtful receivables and probable loan losses, and the write-downs of long-lived assets and securities as a result of changing economic environments and market conditions.

However, we also believe that our business is inherently subject to rapid and dramatic changes. In the opinion of management, any discussion of trends should be viewed with caution, because those trends can change in a relatively short period of time.

The following is a discussion of trends in fiscal 2006 compared to fiscal 2005 and fiscal 2005 compared to fiscal 2004. Additional details relating to the discussion can be found in the explanation of the individual components of our consolidated financial statements included in this annual report.

In fiscal 2006, operating income rose by 65% to ¥217,338 million, income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain increased by 63% to ¥252,150 million, net income improved by 82% to ¥166,388 million and diluted earnings per share rose by 79% to ¥1,790.30, in each case compared to fiscal 2005. A discussion of fiscal 2006 performance in light of the three trends outlined above follows:

•	Revenues from operating leases and interest on loans and investment securities rose 9% to ¥213,865 million and 19% to ¥161,350 million, respectively, primarily as a result of an increase in assets.

•	Brokerage commissions and net gains on investment securities increased 44% as a result of higher net gains on investment securities. Real estate sales decreased 39%, as we recognized no revenues from the sale of office buildings and other real estate developments this fiscal year after having recorded such revenues in the previous fiscal year. Gains on the securitization of direct financing leases, loans and investment securities totaled ¥7,139 million in fiscal 2006 compared to ¥12,520 million in fiscal 2005. In addition, equity in net income of affiliates increased 60% and gains on sales of subsidiaries and affiliates and liquidation loss was ¥2,732 million compared to ¥3,347 million in fiscal 2005.

•	Provision for doubtful receivables and probable loan losses, write-downs of long-lived assets and write-downs of securities decreased by 58%, 29% and 8%, respectively, as a result of generally better economic conditions in Japan and our strict credit control.

In fiscal 2005, operating income rose by 51% to ¥131,713 million, income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain increased by 48% to ¥155,103 million, net income improved by 69% to ¥91,496 million and diluted earnings per share rose by 67% to ¥1,002.18, in each case compared to fiscal 2004. A discussion of fiscal 2005 performance in light of the three trends outlined above follows:

•	Revenues from operating leases and interest on loans and investment securities rose 9% to ¥195,470 million and 17% to ¥135,458 million, respectively, primarily as a result of an increase in assets.

•	Brokerage commissions and net gains on investment securities increased 30% as a result of higher net gains on investment securities, and real estate sales increased 26% as a result of the sale of office buildings and other real estate developments. Gains on the securitization of direct financing leases, loans and investment securities totaled ¥12,520 million in fiscal 2005 compared to ¥446 million in fiscal 2004. In addition, equity in net income of affiliates increased 12% and gains on sales of subsidiaries and affiliates and liquidation loss was ¥3,347 million compared to a loss of ¥542 million in fiscal 2004.

•	Provision for doubtful receivables and probable loan losses, write-downs of long-lived assets and write-downs of securities decreased by 17%, 5% and 6%, respectively, as a result of generally better economic conditions in Japan and our strict credit control.

Our increased reliance on revenues from asset sales and equity investments may increase the potential for volatility in our earnings. Asset-based revenues, from such sources as spreads on direct financing leases or installment loans, and revenues from operating leases continue to form the core of our revenue base. We believe profits from these sources are relatively predictable based on assumed asset levels, interest rates and, to a lesser extent, provisions for doubtful receivables and probable loan losses. However, as the portion of gains from the sale of assets or equity investments increases, the potential for volatility in our earnings may increase, including because the timing of recognition of these gains is often less predictable than gains from asset-based sources due to the increased sensitivity of asset sales and equity investments to market and other conditions beyond our control. In addition, as historical results indicate, our business is susceptible to valuation losses on real estate, investment securities and other tangible and intangible assets. See the discussion in “Item 3. Key Information—Risk Factors.”

CRITICAL ACCOUNTING POLICIES

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management’s current judgments. Note 1 of the notes to the consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimates may differ significantly from management’s current judgments. We consider the accounting estimates discussed in this section to be critical accounting estimates for ORIX for two reasons. First, the estimates require us to make assumptions about matters that are highly uncertain at the time the accounting estimates are made. Second, different estimates that we reasonably could have used in the relevant period, or changes in the accounting estimates that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. We believe the following represents our critical accounting policies.

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

In particular, the valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows and the observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. The allowance for losses on smaller-balance homogeneous loans, including individual housing loans and card loans which are not restructured, and lease receivables, is collectively evaluated, considering current economic conditions and trends, the value of the collateral underlying the loans and leases, prior charge-off experience, delinquencies and non-accruals. If actual future economic conditions and trends, actual future value of underlying collateral and guarantees, and actual future cash flows are less favorable than those projected by management or the historical data we use to calculate these estimates do not reflect future loss experience, additional provisions may be required.

The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries. When we determine that the likelihood of any future collection is minimal, receivables are charged off.

We review delinquencies or other transactions which are not in compliance with our internal policies as frequently as three times a month in the case of transactions in Japan. Transactions with payments more than 90 days past-due are reported to the executive officer responsible for the Risk Management Headquarters. We stop accruing revenues on direct financing leases and installment loans when principal or interest is past-due more than 90 days, or earlier if management determines that it is doubtful that we can collect on direct financing leases and installment loans. The decision to suspend accruing revenues on direct financing leases and installment loans is based on factors such as the general economic environment, individual clients’ creditworthiness and historical loss experience, delinquencies and accruals. After we have set aside provisions for a non-performing asset, we carefully monitor the quality of any underlying collateral, the status of management of the obligor and other important factors. When we determine that there is little likelihood of continued repayment by the borrower or lessee, we sell the leased equipment or loan collateral, and we record a charge-off for the portion of the lease or loan that remains outstanding.

Under our charge-off policy, we charge off doubtful receivables when it is determined that prospects for further recovery from the obligor are minimal. Our policy requires the exercise of management judgment in assessing when a customer receivable has become worthless and when charge-off is appropriate. In exercising such judgment management considers criteria set forth in Japanese tax laws which focus on objective characteristics evidencing worthlessness, such as creditor-negotiated restructurings, legal extinguishment or extended suspension of transaction with the obligor beyond one year. These considerations may result in our charge-off of doubtful receivables later than might be the case for companies in other jurisdictions where regulatory or tax policies may not require that a worthlessness assessment be reached prior to charge-off of the receivable. This potential difference in application of charge-off policy may result in our recognizing lower recoveries from charged-off receivables than might be experienced by reporting entities in other jurisdictions.

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

Determinations of whether a decline is other than temporary often involve estimating the outcome of future events that are highly uncertain at the time the estimates are made. Management judgment is required in determining whether factors exist that indicate that an impairment loss should be recognized at any balance sheet date. These judgments are based on subjective as well as objective factors. The Japanese stock market has experienced significant volatility during recent years. In view of the diversity and volume of our shareholdings, the declining but volatile equity markets make it difficult to determine whether the declines are other than temporary. This accounting estimate primarily affects our Life Insurance and Other segments in Japan as well as all of our overseas segments and securities held by ORIX that are not allocated to individual segments.

If the financial condition of an issuer deteriorates, the forecasted performance of an investee is not met or actual market conditions are less favorable than those projected by management, we may charge to income additional losses on investment in securities.

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

If the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying amount of the asset exceeds fair value. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets, or other valuation techniques to estimate fair value. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or shorter expected future periods to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets and identifiable intangible assets.

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

The accounting estimates relating to unguaranteed residual value for direct financing leases and operating leases affect our Corporate Financial Services, Automobile Operations and Rental Operations segments and all of our overseas segments. We did not record any write-downs of unguaranteed residual value in fiscal 2005 and fiscal 2006.

INSURANCE POLICY LIABILITIES AND DEFERRED POLICY ACQUISITION COSTS

A subsidiary of ORIX writes life insurance policies to customers. Those policies are characterized as long-duration policies and mainly consist of endowments, term life, whole life and medical insurance. Insurance policy liabilities and reserves are established based on actuarial estimates of the amount of future policyholder benefits. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. Management continually evaluates the potential for changes in the estimates and assumptions applied for determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings. If actual assumption data, such as mortality, lapse rates, investment returns and other factors, do not properly reflect future policyholder benefits, we may establish a premium deficiency reserve.

FASB Statement No. 60, “Accounting and Reporting by Insurance Enterprises,” requires insurance companies to defer certain costs associated with writing insurance, or deferred policy acquisition costs, and amortized over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs, not involving the same level of complexity in measurement as those discussed above, are important to an understanding of significant accounting policies for the insurance business. We are required to assess deferred acquisition costs for recoverability. Deferred acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Periodically, deferred policy acquisition costs are reviewed for whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality experience, expense margins and surrender charges, which we use to calculate these assumptions do not properly reflect future profitability, additional amortization may be required.

The accounting estimates relating to insurance policy liabilities and deferred policy acquisition costs affect our Life Insurance segment.

ASSESSING HEDGE EFFECTIVENESS AND MEASURING INEFFECTIVENESS

We use foreign currency swap agreements, interest rate swap agreements and foreign exchange forward contracts for hedging purposes and apply either fair value hedge, cash flow hedge or foreign currency hedge accounting to measure and account for subsequent changes in their fair value.

To qualify for hedge accounting, details of the hedging relationship are formally documented at the inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risks that are to be hedged, the derivative instrument and how effectiveness is being assessed. The derivative for hedge purpose must be highly effective in offsetting either changes in fair value or cash flows, as appropriate, for the risk being hedged and effectiveness needs to be assessed at the inception of the relationship. If specified criteria for the assumption of effectiveness are not met at hedge inception, effectiveness is also assessed quarterly on a retrospective and prospective basis. Ineffectiveness is also measured quarterly, with the results recognized in earnings.

There are a variety of techniques we use to assess effectiveness and measure ineffectiveness. For fair value hedges and cash flow hedges, cumulative dollar offset and regression analysis is used. For hedges of net investment in foreign operations, we document that the initial terms have not been changed during the period.

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

In estimating the projected benefit obligation, actuaries make assumptions regarding mortality rates, turnover rates, retirement rates, disability rates and rates of compensation increase. In accordance with FASB Statement No. 87, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, impact expense and the recorded obligations in future periods.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense would decrease or increase, respectively, by approximately ¥799 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense would decrease by approximately ¥539 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense would increase by approximately ¥905 million. The decrease to pension expense based on a 1% increase in discount rate differs from the increase to pension expense based on a 1% decrease in discount rate due to a 10% corridor.

While we believe the estimates and assumptions used in our pension accounting are appropriate, differences in actual results or changes in these assumptions or estimates could adversely affect our pension obligations and future expenses.

In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion of benefit obligation from the employees’ pension fund, or EPF, to the government together with a specified amount of plan assets determined pursuant to a government formula. In fiscal 2004, we received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of our EPF. In fiscal 2005, we received government approval of exemption from the obligation for benefits related to past employee service with respect to the substitutional portion of our EPF and transferred the benefit obligation of the substitutional portion as well as the related government-specified portion of plan assets of the EPF to the government. We accounted for the transfer to the Japanese government of a substitutional portion of an EPF in fiscal 2005 in accordance with EITF Issue No. 03-2, or EITF 03-2, Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities. As specified in EITF 03-2, the entire separation process was to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits. As a result of the completion of the transfer, in fiscal 2005 we recognized a gain on a subsidy from the Japanese government of ¥12,425 million, a gain on the reversal of retirement benefit liabilities as a result of de-recognition of previously accrued salary progression at the time of settlement for the substitutional portion of ¥2,618 million, and a loss of ¥14,470 million to liquidate the plan, which mainly included amortization of unrecognized actuarial loss. The net impact of the above was a gain of ¥573 million, which was recorded as a reduction in selling, general and administrative expenses in the consolidated statement of income for fiscal 2005.

INCOME TAXES

In preparing our consolidated financial statements we make estimates relating to income taxes of ORIX and our subsidiaries in each of the jurisdictions in which we operate. The process involves estimating our actual current income tax position together with assessing temporary differences resulting from different treatment of items for income tax reporting and financial reporting purposes. Such differences result in deferred income tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that our deferred income tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. When we establish a valuation allowance or increase this allowance during a period, we must include an expense within the income tax provision in the consolidated statements of income.

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

A deferred tax liability has not been recognized for undistributed earnings of certain foreign subsidiaries as it is our intention to permanently reinvest those earnings. The deferred tax liability will be recognized when we are no longer able to demonstrate that we plan to permanently reinvest undistributed earnings. Accordingly, no provision has been made for foreign withholding taxes or Japanese income taxes, which would become payable if the undistributed earnings were paid as dividends to us.

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management has discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2006.

RESULTS OF OPERATIONS

YEAR ENDED MARCH 31, 2006 COMPARED TO YEAR ENDED MARCH 31, 2005

Performance Summary

Income Statement Data

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Income statement data:
Total revenues	¥928,703	¥947,824	¥19,121	2
Total expenses	796,990	730,486	(66,504)	(8)
Operating income	131,713	217,338	85,625	65
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	155,103	252,150	97,047	63
Net income	91,496	166,388	74,892	82

Total Revenues

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total revenues:
Direct financing leases	¥88,252	¥98,645	¥10,393	12
Operating leases	195,470	213,865	18,395	9
Interest on loans and investment securities	135,458	161,350	25,892	19
Brokerage commissions and net gains on investment securities	33,905	48,826	14,921	44
Life insurance premiums and related investment income	137,004	138,118	1,114	1
Real estate sales	123,162	74,943	(48,219)	(39)
Gains on sales of real estate under operating leases	1,554	8,970	7,416	477
Transportation revenues	55,339	—	(55,339)	—
Other operating revenues	158,559	203,107	44,548	28

Total	¥928,703	¥947,824	¥19,121	2

Total revenues in fiscal 2006 increased 2%. Although revenues from real estate sales and transportation revenues decreased year on year, revenues in other lines increased, especially in interest on loans and investment securities.

“Transportation revenues” and “costs of transportation revenues” associated with the operations of Footwork Express Co., Ltd., our former subsidiary, were included in fiscal 2005. However, as a result of our reduced ownership share in Footwork Express Co., Ltd., we no longer have a controlling financial interest in the company and began accounting for this company as an equity method affiliate at the end of fiscal 2005. We started recording the proportionate share of net income or loss of the company by the equity method included in “equity in net income of affiliates” from the beginning of fiscal 2006 rather than separately recording “transportation revenues” and “costs of transportation revenues.”

Details of each line item are explained below.

Total Expenses

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total expenses:
Interest expense	¥54,882	¥62,467	¥7,585	14
Costs of operating leases	123,736	135,583	11,847	10
Life insurance costs	122,896	117,622	(5,274)	(4)
Costs of real estate sales	113,830	65,904	(47,926)	(42)
Costs of transportation revenues	46,594	—	(46,594)	—
Other operating expenses	104,817	129,577	24,760	24
Selling, general and administrative expenses	173,296	190,189	16,893	10
Provision for doubtful receivables and probable loan losses	39,513	16,480	(23,033)	(58)
Write-downs of long-lived assets	11,713	8,336	(3,377)	(29)
Write-downs of securities	4,930	4,540	(390)	(8)
Foreign currency transaction loss (gain), net	783	(212)	(995)	—

Total	¥796,990	¥730,486	¥(66,504)	(8)

Total expenses in fiscal 2006 decreased 8% due primarily to the decrease in costs of real estate sales and costs of transportation revenues, which was reclassified as “equity in net income of affiliates” from fiscal 2006 as described above. Details of each line item are explained below.

Operating Income, Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain and Net Income

Operating income in fiscal 2006 increased 65% due primarily to increased revenues from interest on loans and investment securities and a decline in provision for doubtful receivables and probable loan losses. Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain increased 63% due primarily to the increase in operating income.

Net income in fiscal 2006 increased 82%, which was greater than the increase in income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain primarily due to a decrease in the effective tax rate. For details, see Note 15 of “Item 18. Financial Statements.” Basic earnings from continuing operations per share were ¥1,004.72 in fiscal 2005 and ¥1,711.49 in fiscal 2006. Basic and diluted earnings per share in fiscal 2006 were ¥1,883.89 and ¥1,790.30, respectively, compared to ¥1,087.82 and ¥1,002.18 in fiscal 2005.

Operating Assets

	As of March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating assets:
Investment in direct financing leases	¥1,451,574	¥1,437,491	¥(14,083)	(1)
Installment loans	2,386,597	2,926,036	539,439	23
Investment in operating leases	619,005	720,096	101,091	16
Investment in securities	589,271	682,798	93,527	16
Other operating assets	82,651	91,856	9,205	11

Total operating assets	5,129,098	5,858,277	729,179	14

Allowance for doubtful receivables on direct financing leases and probable loan losses	(115,250)	(97,002)	18,248	(16)
Other assets	1,055,105	1,481,180	426,075	40

Total assets	¥6,068,953	¥7,242,455	¥1,173,502	19

Operating assets increased 14% in fiscal 2006 due primarily to an increase in installment loans and investment in operating leases in Japan. Total assets increased 19%, due primarily to an increase in restricted cash, operating assets, investment in affiliates and inventories.

Shareholders’ Equity, ROE, and ROA

Shareholders’ equity grew 31% from March 31, 2005 to ¥953,646 million due primarily to an increase in retained earnings from ¥570,494 million to ¥733,386 million, an increase of ¥25,057 million from the conversion of convertible bonds, and a turnaround from an accumulated other comprehensive loss of ¥1,873 million to accumulated other comprehensive income of ¥27,603 million due mainly to the increase in foreign currency translation adjustments and unrealized gains on investment in securities. For further details, see Note 18 in “Item 18. Financial Statements.”

While total assets grew 19% compared with the end of fiscal 2005, the substantial growth in shareholders’ equity contributed to an improvement in the shareholders’ equity ratio from 11.98% to 13.17%. Furthermore, the increase in net income resulted in improved ROE and ROA in fiscal 2006, which rose from 14.17% to 19.80%, and 1.56% to 2.50%, respectively.

Details of Operating Results

The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information. See “Item 4. Information on the Company—Business Overview.”

Revenues, New Business Volumes and Operating Assets

Direct financing leases

	As of and for the year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥88,252	¥98,645	¥10,393	12
Japan	64,879	71,279	6,400	10
Overseas	23,373	27,366	3,993	17
New receivables added	863,137	888,912	25,775	3
Japan	700,744	707,427	6,683	1
Overseas	162,393	181,485	19,092	12
New equipment acquisitions	767,672	800,802	33,130	4
Japan	607,290	623,360	16,070	3
Overseas	160,382	177,442	17,060	11
Investment in direct financing leases	1,451,574	1,437,491	(14,083)	(1)
Japan	1,183,791	1,107,809	(75,982)	(6)
Overseas	267,783	329,682	61,899	23

Revenues from direct financing leases in fiscal 2006 increased 12%. Revenues from Japanese operations increased 10% in fiscal 2006 due primarily to an expansion of the automobile leasing operations and the contribution from the operations of ORIX Kitakanto Corporation, which entered the ORIX Group during the previous fiscal year. Revenues from overseas operations increased by 17% in fiscal 2006 due primarily to the expansion of the leasing operations in the Asia, Oceania and Europe segment.

The average return we charge on direct financing leases in Japan, calculated on the basis of quarterly balances, in fiscal 2006 was 4.97% compared to 4.74% in fiscal 2005. This increase was due primarily to improvement of direct financing lease revenue and the lower level of direct financing leases assets as a result of securitizations. The average return on overseas direct financing leases, calculated on the basis of quarterly balances, increased to 9.13% in fiscal 2006 from 8.63% in fiscal 2005, due primarily to higher leasing rates we charged in the United States corresponding to the higher prevailing market interest rates there.

New equipment acquisitions related to direct financing leases increased 4% in fiscal 2006. New equipment acquisitions by Japanese operations increased 3% in fiscal 2006 due primarily to an increase in our automobile leasing operations despite a decrease in acquisition of direct financing lease assets through M&A compared to fiscal 2005 when we acquired ORIX Kitakanto Corporation. New equipment acquisitions by overseas operations increased 11% in fiscal 2006 due primarily to increases in the United States.

Investment in direct financing leases as of March 31, 2006 decreased 1% in fiscal 2006. While assets overseas increased, assets in Japan decreased due to the securitization of lease receivables.

As of March 31, 2006, no single lessee represented more than 1% of our total portfolio of direct financing leases. As of March 31, 2006, 77% of our direct financing leases were to lessees located in Japan, while 8% were to lessees located in the United States.

	As of March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in direct financing leases by category:
Information-related and office equipment	¥184,540	¥175,389	¥(9,151)	(5)
Industrial equipment	206,182	226,939	20,757	10
Commercial services equipment	190,353	175,712	(14,641)	(8)
Transportation equipment	486,329	530,930	44,601	9
Other equipment	384,170	328,521	(55,649)	(14)

Total	¥1,451,574	¥1,437,491	¥(14,083)	(1)

Investment in direct financing leases of information-related and office equipment decreased 5% in fiscal 2006 due primarily to declines in Japan.

Investment in direct financing leases of industrial equipment increased 10% in fiscal 2006 due primarily to increases in the volume of leasing assets in the United States.

Investment in direct financing leases of commercial services equipment decreased 8% in fiscal 2006 due primarily to declines in Japan.

Investment in direct financing leases of transportation equipment increased 9% in fiscal 2006 due primarily to increases in both Japan and overseas.

Balances for investment in direct financing leases in the tables above do not include lease assets sold in securitizations. However, gains from securitization are included in our direct financing lease revenues. During fiscal 2005 and 2006, we sold in securitizations ¥97,177 million and ¥108,973 million, respectively, of direct financing lease assets (all of which were in Japan) that were treated as off-balance sheet assets. Gains from the securitization of these assets of ¥3,877 million and ¥4,733 million were included in direct financing lease revenues for fiscal 2005 and 2006, respectively. The balance of direct financing lease assets treated as off-balance sheet assets amounted to ¥179,905 million as of March 31, 2005 and ¥193,998 million as of March 31, 2006. If assets sold in securitizations were included, the total balance of investment in direct financing lease assets would be ¥1,631,479 million as of March 31, 2005 and ¥1,631,489 million as of March 31, 2006. For more information on securitization, see Note 9 of “Item 18. Financial Statements.”

Asset quality of our direct financing leases

	As of March 31,
	2004	2005	2006
	(In millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥36,568	¥25,733	¥20,494
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	2.52%	1.77%	1.43%
Provisions as a percentage of average balance of investment in direct financing leases(1)	0.87%	0.40%	0.33%
Allowance for direct financing leases	¥41,008	¥36,264	¥30,723
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	2.82%	2.50%	2.14%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

The decrease in 90+ days past-due direct financing leases as of March 31, 2006 occurred due primarily to charge-offs and a decline in new 90+ days past-due direct financing leases in Japan and overseas due primarily to improving economic conditions and our strict credit control.

We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases was adequate as of March 31, 2006 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•	all lease contracts are collateralized by the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment.

The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases was 0.90%, 0.73% and 0.75% for fiscal 2004, 2005 and 2006, respectively.

Operating leases

	As of and for the year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥195,470	¥213,865	¥18,395	9
Japan	153,658	162,062	8,404	5
Overseas	41,812	51,803	9,991	24
New equipment acquisitions	248,327	317,645	69,318	28
Japan	201,764	249,829	48,065	24
Overseas	46,563	67,816	21,253	46
Investment in operating leases	619,005	720,096	101,091	16
Japan	466,489	578,221	111,732	24
Overseas	152,516	141,875	(10,641)	(7)

Revenues from operating leases increased 9% in fiscal 2006 due primarily to increased revenues from automobile and real estate operating leases in Japan and revenues from automobile operating leases in the Asia, Oceania and Europe segment. In fiscal 2005 and 2006, gains from the disposition of operating lease assets other than real estate were ¥4,746 million and ¥7,184 million, respectively and are included in operating lease revenues.

New equipment acquisitions of operating leases increased 28% in fiscal 2006 due primarily to an increase in the purchase of rental purpose real estate in Japan.

Investment in operating leases increased 16% in fiscal 2006. In Japan, these investments rose 24% due primarily to an increase in rental purpose real estate and automobile leases. Despite increased investment throughout Asia, Oceania, and Europe, overseas investment declined 7% overall, impacted by the sale of real estate in the United States.

	As of March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥241,468	¥286,006	¥44,538	18
Measuring equipment and personal computers	64,850	62,241	(2,609)	(4)
Real estate and other	312,687	371,849	59,162	19

Total	¥619,005	¥720,096	¥101,091	16

Investment in transportation equipment-related operating leases rose by 18% in fiscal 2006 due primarily to increases in automobile operating leases, while investments in real estate and other operating leases increased 19% due primarily to increases in Japan.

For information on the acquisition cost and accumulated depreciation of operating lease assets, see Note 5 in “Item 18. Financial Statements.”

Installment loans and investment securities

Installment loans

	As of and for the year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Interest on installment loans	¥125,321	¥148,910	¥23,589	19
Japan	108,706	126,992	18,286	17
Overseas	16,615	21,918	5,303	32
New loans added	1,545,517	1,834,192	288,675	19
Japan	1,394,494	1,641,382	246,888	18
Overseas	151,023	192,810	41,787	28
Installment loans	2,386,597	2,926,036	539,439	23
Japan	2,153,949	2,655,420	501,471	23
Overseas	232,648	270,616	37,968	16

Interest on installment loans increased 19% in fiscal 2006. Revenues from interest on installment loans in Japan increased 17% due primarily to an expansion of revenues associated with loans to corporate borrowers, including non-recourse loans and the loan servicing operations. Interest on overseas installment loans increased 32% in fiscal 2006 primarily as a result of the contribution from loans to corporate borrowers in the United States.

The average interest rate earned on loans in Japan, calculated on the basis of quarterly balances, was relatively flat at 4.90% in fiscal 2006 compared to 4.83% in fiscal 2005. The average interest rate earned on overseas loans, calculated on the basis of quarterly balances, increased to 9.23% in fiscal 2006 from 7.40% in fiscal 2005 due primarily to a rise in market interest rates prevailing in Asia, Oceania and Europe.

New loans added increased 19% in fiscal 2006 due primarily to an increase in loans to corporate borrowers in both Japan and overseas.

The balance of installment loans as of March 31, 2006 increased 23% compared to the balance as of March 31, 2005. The balance of installment loans for borrowers in Japan rose by 23% due primarily to increased loans to corporate borrowers including non-recourse loans and the balance of installment loans for overseas borrowers increased 16% due primarily to increased loans to corporate borrowers in the United States and the depreciation of the yen against the dollar.

As of March 31, 2006, 91% of our installment loans were to borrowers in Japan, while 6% were to borrowers in the United States.

The table below sets forth the balances as of March 31, 2005 and 2006 of our installment loans to borrowers in Japan and overseas, categorized by the type of borrower (i.e., consumer or corporate) in the case of borrowers in Japan. As of March 31, 2006, ¥129,977 million, or 5%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflected income from these loans in our consolidated statements of income as life insurance premiums and related investment income.

	As of March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥505,930	¥654,171	¥148,241	29
Card loans	228,505	318,910	90,405	40
Other	75,353	113,217	37,864	50

Subtotal	809,788	1,086,298	276,510	34

Corporate borrowers in Japan
Real estate-related companies	314,534	416,128	101,594	32
Commercial and industrial companies	879,624	1,002,076	122,452	14

Subtotal	1,194,158	1,418,204	224,046	19

Total (Japan)	2,003,946	2,504,502	500,556	25

Overseas corporate, industrial and other borrowers	217,883	254,994	37,111	17
Purchased loans (1)	152,125	153,158	1,033	1
Loan origination costs, net	12,643	13,382	739	6

Total	¥2,386,597	¥2,926,036	¥539,439	23

(1)	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with AICPA Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”) and consist mainly of housing loans, and loans to real estate related companies and commercial and industrial companies in Japan.

As of March 31, 2006, ¥459,858 million, or 16%, of all installment loans were outstanding to real estate-related companies and construction companies. Of these loans, ¥14,539 million, or 1%, were loans individually evaluated for impairment. We calculated an allowance of ¥5,408 million to these impaired loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral. As of March 31, 2006, we had installment loans outstanding in the amount of ¥265,930 million, or 9% of all installment loans, to companies in the entertainment industry. Of this amount, ¥13,018 million, or 0%, was loans individually evaluated for impairment. We calculated an allowance of ¥3,348 million to these impaired loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral.

The balance of loans to consumer borrowers in Japan as of March 31, 2006 increased to ¥1,086,298 million due mainly to an increase in housing loans in Japan because of expansion of our business. In addition, we changed the cardholder membership agreement at the card loan operations so that the balance of certain card loans that were previously accounted for as off-balance sheet assets no longer met the requirements for such accounting treatment and were accounted for as on-balance sheet assets beginning in fiscal 2006. These card loan balances totaled approximately ¥59,000 million as of March 31, 2006.

The balance of loans to corporate borrowers in Japan as of March 31, 2006 rose by 19%, compared to the balance as of March 31, 2005, due primarily to increased demand from corporate borrowers.

Balances of installment loans in the tables above do not include assets sold in securitizations. However, the amount of interest on installment loans includes gains from the securitization of installment loans. We sold in securitizations ¥58,184 million and ¥76,043 million of installment loans, which were treated as off-balance sheet assets in fiscal 2005 and 2006, respectively. Gains from the securitization of loans of ¥2,115 million and ¥1,776 million were included in interest on installment loans in fiscal 2005 and 2006, respectively. The balance of installment loans treated as off-balance sheet assets amounted to ¥171,295 million and ¥139,511 million as of March 31, 2005 and 2006, respectively. If loans sold in securitizations were included, the total balance of installment loans would be ¥2,557,892 million and ¥3,065,547 million as of March 31, 2005 and 2006, respectively. For more information on securitization, see Note 9 in “Item 18. Financial Statements.”

Asset quality of our installment loans

We classify past-due installment loans into two categories: installment loans individually evaluated for impairment and 90+ days past-due loans not individually evaluated for impairment.

	As of and for the year ended March 31,
	2004	2005	2006
	(In millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥93,542	¥86,021	¥83,658
Impaired loans requiring a valuation allowance	72,033	67,745	66,543
Valuation allowance (1)	39,187	35,150	31,056

(1)	The valuation allowance is individually evaluated based on the present value of expected future cash flows and the observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

In fiscal 2006, a charge-off of impaired loans amounting to ¥12,982 million resulted in a decrease in the outstanding balances of impaired loans as of March 31, 2006. In fiscal 2005, the charge-off of impaired loans amounted to ¥21,809 million.

The table below sets forth the outstanding balances of impaired loans by region and type of borrower. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment. Such loans increased in fiscal 2005 and fiscal 2006 due to an increase of personal bankruptcies and legal actions that included debt restructuring.

	As of March 31,
	2004	2005	2006
	(In millions of yen)
Impaired loans:
Consumer borrowers in Japan	¥6,638	¥10,204	¥11,474
Corporate borrowers in Japan
Real estate-related companies	22,274	21,126	13,684
Commercial and industrial companies	56,084	39,671	37,234

Subtotal	78,358	60,797	50,918

Overseas corporate, industrial and other borrowers	6,319	5,211	4,766
Purchased loans	2,227	9,809	16,500

Total	¥93,542	¥86,021	¥83,658

The table below sets forth information as to past-due loans which are not individually significant and accordingly are evaluated for impairment as a homogeneous group. Average balances are calculated on the basis of fiscal quarter-end balances.

	As of March 31,
	2004	2005	2006
	(In millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥43,176	¥26,945	¥16,455
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	2.02%	1.17%	0.58%
Provisions as a percentage of average balance of installment loans	0.93	0.73	0.12
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥47,825	¥43,836	¥35,223
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	2.23%	1.91%	1.24%

The balance of 90+ days past-due loans not individually evaluated for impairment declined by 39% in fiscal 2006, principally due to charge-offs of ¥12,131 million in fiscal 2006.

	As of March 31,
	2004	2005	2006
	(In millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loans	¥37,764	¥22,906	¥13,221
Card loans and other	4,709	3,468	2,742
Corporate borrowers in Japan	––	––	––
Overseas corporate, industrial and other borrowers	703	571	492

Total	¥43,176	¥26,945	¥16,455

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

We believe that the level of the allowance as of March 31, 2006 was adequate because we expect to recover a portion of the outstanding balance for 90+ days past-due loans not individually evaluated for impairment primarily because most 90+ days past-due loans are housing loans, which are ordinarily made to a diverse group of individuals whom we believe generally have a higher credit rating than the population at-large.

The ratio of charge-offs as a percentage of the average balance of installment loans was 1.20%, 0.92% and 0.48% for fiscal 2004, 2005 and 2006, respectively.

Investment securities

We maintain a sizable investment in various securities. The largest segment of this portfolio is the investments by our life insurance operations. These constituted approximately 39% of our total investment in securities as of March 31, 2006. These are generally investments in yen-denominated corporate debt. Corporate debt securities consist primarily of fixed interest rate instruments. Our portfolio included investments by our US operations in high yield debt securities, totaling ¥65,571 million, and in commercial mortgage-backed securities, totaling ¥57,681 million, each as of March 31, 2006.

	As of March 31, 2005
	Life insurance	Other operations	Total
	(In millions of yen)
Investment securities:
Interest-earning securities	¥230,221	¥106,272	¥336,493
Marketable equity securities	2,079	51,970	54,049
Other securities (1)	41,336	157,393	198,729

Total	¥273,636	¥315,635	¥589,271

	As of March 31, 2006
	Life insurance	Other operations	Total
	(In millions of yen)
Investment securities:
Interest-earning securities	¥209,911	¥146,931	¥356,842
Marketable equity securities	4,572	70,892	75,464
Other securities (1)	53,795	196,697	250,492

Total	¥268,278	¥414,520	¥682,798

(1)	Other securities consist mainly of non-marketable equity securities, preferred capital shares and investment funds.

The balance of our investments in securities other than in connection with our life insurance operations increased to ¥414,520 million as of March 31, 2006 from ¥315,635 million as of March 31, 2005. Interest-earning securities increased due primarily to increased investments in corporate debt securities in Japan, and marketable equity securities increased due primarily to improvement in the Japanese stock market. Other securities increased due primarily to increased investments by our operations in the United States. We present income from investments in separate lines of our consolidated statements of income, depending upon the type of security and whether the security is held in connection with our life insurance operations.

Interest we earn on interest-earning securities held in connection with operations other than life insurance, is reflected in our consolidated statements of income as interest on loans and investment securities. All other non-interest income and losses (other than foreign currency transaction gains or losses and write-downs of securities) we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains on investment securities. All income and losses (other than write-downs of securities) we recognize on securities held in connection with life insurance operations are reflected in our consolidated statements of income as life insurance premiums and related investment income.

	As of and for the year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment securities:
Interest on investment securities	¥10,137	¥12,440	¥2,303	23
Japan	1,181	2,203	1,022	87
Overseas	8,956	10,237	1,281	14
New securities added	244,600	235,932	(8,668)	(4)
Japan	230,810	228,121	(2,689)	(1)
Overseas	13,790	7,811	(5,979)	(43)
Investment in securities	589,271	682,798	93,527	16
Japan	467,562	545,796	78,234	17
Overseas	121,709	137,002	15,293	13

Interest on investment securities other than those held in connection with our life insurance operations increased 23% in fiscal 2006 due primarily to a higher balance of high-yield bonds in the United States and a higher balance of securities in Japan. The average interest rate earned on investment securities in Japan, calculated on the basis of quarterly balances, was 1.86% in fiscal 2006 compared to 1.45% in fiscal 2005. Rates increased in some degree to steadily upward trend in prevailing market interest rates in Japan. The average interest rate earned on overseas investment securities, calculated on the basis of quarterly balances, increased to 8.28% in fiscal 2006 from 6.72% in fiscal 2005 due primarily to a rise in prevailing market interest rates in the United States.

New securities added decreased 4% in fiscal 2006. New securities added in Japan remained flat. New securities added overseas decreased 43% due primarily to declines in the United States.

The balance of our investment in securities as of March 31, 2006 increased 16% compared to fiscal 2005. The balance of our investment in securities in Japan increased 17% due primarily to increases in our operations other than life insurance operations, and the balance of our investment in securities overseas increased 13% due primarily to increases in our US operations.

	As of March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥47,784	¥61,971	¥14,187	30
Available-for-sale securities	390,542	432,306	41,764	11
Other securities	150,945	188,521	37,576	25

Total	¥589,271	¥682,798	¥93,527	16

Investments in trading securities increased 30% in fiscal 2006 due primarily to increased investments in trading securities in the United States. Investments in available-for-sale securities and other securities increased due primarily to increases in our Japan operations other than life insurance operations. The above table does not include assets sold in securitizations. We sold in securitization ¥24,760 million and ¥2,651 million of investment securities, which were treated as off balance sheet assets in fiscal 2005 and 2006, respectively. Gains from the securitization of investment securities of ¥6,528 million and ¥630 million were included in net gains on investment securities in fiscal 2005 and 2006, respectively. The balance of investment securities treated as off-balance sheet assets amounted to ¥24,760 million and ¥29,460 million in fiscal 2005 and 2006, respectively. If investment securities sold in securitizations were included, the total balance of investment securities would be ¥614,031 million and ¥712,258 million as of March 31, 2005 and 2006, respectively. For more information on securitization, see Note 9 in “Item 18. Financial Statements.”

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

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Brokerage commissions and net gains on investment securities:
Brokerage commissions	¥4,516	¥8,810	¥4,294	95
Net gains on investment securities	29,389	40,016	10,627	36
Total	¥33,905	¥48,826	¥14,921	44

Brokerage commissions and net gains on investment securities increased 44% in fiscal 2006. Our brokerage commissions increased 95% due primarily to increased activity in the Japanese stock market, while net gains on investment securities increased 36% due primarily to increased net gains on the sale in venture capital operations and investments in funds in Japan.

As of March 31, 2006, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥65,571 million, compared to ¥51,627 million as of March 31, 2005. As of March 31, 2006, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥4,903 million, compared to ¥4,724 million as of March 31, 2005. These unrealized gains increased due primarily to improvement in the Japanese stock market.

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

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Life insurance premiums and related investment income:
Life insurance premiums	¥125,806	¥125,130	¥(676)	(1)
Life insurance-related investment income	11,198	12,988	1,790	16

Total	¥137,004	¥138,118	¥1,114	1

Life insurance premiums and related investment income increased 1% in fiscal 2006 compared to fiscal 2005. Life insurance premiums of ORIX Life Insurance were almost flat, while life insurance-related investment income increased 16% in fiscal 2006 due primarily to higher interest on investment securities, and others.

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investments by ORIX Life Insurance:
Fixed income securities	¥230,221	¥209,911	¥(20,310)	(9)
Marketable equity securities	2,079	4,572	2,493	120
Other securities	41,336	53,795	12,459	30
Total investment in securities	273,636	268,278	(5,358)	(2)
Installment loans and other investments	293,387	223,579	(69,808)	(24)
Total	¥567,023	¥491,857	¥(75,166)	(13)

Overall decrease in the investment portfolio is associated with the maturity of some endowment insurance policies.

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net gains (losses) on investment securities	¥(36)	¥(1,531)	¥(1,495)	4,153
Interest on loans and investment securities, and others	11,234	14,519	3,285	29

Total	¥11,198	¥12,988	¥1,790	16

For further information on life insurance operations, see Note 21 of “Item 18. Financial Statements.”

Real estate sales

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Real estate sales:
Real estate sales	¥123,162	¥74,943	¥(48,219)	(39)

Revenues from real estate sales in fiscal 2006 decreased 39%. Although revenues associated with the sales of residential condominiums to buyers increased compared to the previous fiscal year, there were no revenues from the sales of office buildings and other real estate developments this fiscal year although sales had been recorded in the previous fiscal year that amounted to ¥49,569 million.

Gains on sales of real estate under operating leases

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases in Japan	¥1,554	¥8,970	¥7,416	477

Gains on sales of real estate under operating leases increased 477% due primarily to the increase in real estate operating leases that were sold but were not included in discontinued operations. Gains recognized under this item refer to gains on sales of real estate under operating leases for which properties we have a significant continuing involvement after sale. Gains for which properties we do not continue to provide services are included in discontinued operations. For discussion of accounting policy for discontinued operations, see Note 1 in “Item 18, Financial Statements.”

Other operations

	As of and for the year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥158,559	¥203,107	¥44,548	28
Japan	154,078	190,445	36,367	24
Overseas	4,481	12,662	8,181	183
Other operating assets	82,651	91,856	9,205	11
Japan	75,156	88,150	12,994	17
Overseas	7,495	3,706	(3,789)	(51)

Other operating revenues in fiscal 2006 increased 28%, due primarily to the increase in revenues associated with our integrated facilities management operations and fee businesses (mainly loan servicing fees and arrangement fees), as well as the fact that companies in which we invested as part of our corporate rehabilitation business in fiscal 2005 and 2006 made larger contributions in Japan in fiscal 2006 compared to fiscal 2005. In addition, the increase of other operating revenues overseas of ¥8,181 million were mainly attributable to the investment bank Houlihan Lokey Howard & Zukin that entered the ORIX Group in the fourth quarter of fiscal 2006.

Other operating assets increased 11% to ¥91,856 million mainly reflecting investments made in connection with ORIX’s corporate rehabilitation business.

Expenses

Interest expense

Interest expense increased 14% in fiscal 2006. Compared to fiscal 2005 interest expense increased in Japan due to higher average debt levels, and it also increased overseas due to higher interest rates despite lower average debt levels. Interest expense in overseas segments was ¥27,564 million in fiscal 2006 and ¥22,267 million in fiscal 2005.

The average interest rate on our short-term and long-term debt in Japan, calculated on the basis of quarterly balances, was 0.97% in fiscal 2006, compared to 1.03% in fiscal 2005. The average interest rate on our short-term and long-term overseas debt, calculated on the basis of quarterly balances, increased to 4.81% in fiscal 2006 from 4.25% in fiscal 2005 due to higher interest rates overseas.

Costs of operating leases

Costs of operating leases increased 10% due primarily to the increase in the average balance of investment in operating leases compared to the previous fiscal year.

Life insurance costs

Life insurance costs in fiscal 2006 decreased 4%, and margins increased to 15% in fiscal 2006 compared with 10% in fiscal 2005, mainly due to lower insurance payments and other expenses.

Costs of real estate sales

Costs of real estate sales for fiscal 2006 decreased 42%, corresponding to decreased revenues from real estate sales during the same period. Margins increased to 12% in fiscal 2006 from 8% in fiscal 2005 due primarily to increased sales of higher margin units in fiscal 2006 compared to fiscal 2005.

Other operating expenses

Other operating expenses increased 24%, corresponding to the increase in other operating revenues.

Selling, general and administrative expenses

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥84,757	¥96,242	¥11,485	14
Selling expenses	28,284	28,552	268	1
Administrative expenses	56,293	62,015	5,722	10
Depreciation of office facilities	3,962	3,380	(582)	(15)

Total	¥173,296	¥190,189	¥16,893	10

Employee salaries and other personnel expenses account for approximately half of selling, general and administrative expenses, and the remaining half consists of general overhead expenses such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2006 increased 10% primarily due to three factors: an increase in costs, which were included from the beginning of fiscal 2006, accompanying the increase in the number of consolidated companies that entered the ORIX Group during fiscal 2005; the costs associated with Houlihan Lokey Howard & Zukin that became part of the ORIX Group in the fourth quarter of fiscal 2006; and the expansion of business scope.

Provision for doubtful receivables and probable loan losses

We make provisions for doubtful receivables and probable loan losses for direct financing leases and installment loans. New provisions for doubtful receivables and probable loan losses in fiscal 2006 decreased 58% as compared to the previous year. Provisions for direct financing leases declined 17% and provisions for loans not individually evaluated for impairment decreased 82% due primarily to improved asset quality in Japan and overseas. Provisions for loans individually evaluated for impairment decreased 50% due primarily to a decline in loans that were newly identified as impaired.

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥128,020	¥115,250	¥(12,770)	(10)
Direct financing leases	41,008	36,264	(4,744)	(12)
Loans not individually evaluated for impairment	47,825	43,836	(3,989)	(8)
Loans individually evaluated for impairment	39,187	35,150	(4,037)	(10)
Provisions charged to income	39,513	16,480	(23,033)	(58)
Direct financing leases	5,818	4,839	(979)	(17)
Loans not individually evaluated for impairment	16,040	2,898	(13,142)	(82)
Loans individually evaluated for impairment	17,655	8,743	(8,912)	(50)
Charge-offs (net)	(52,650)	(36,131)	16,519	(31)
Direct financing leases	(10,678)	(11,018)	(340)	3
Loans not individually evaluated for impairment	(20,163)	(12,131)	8,032	(40)
Loans individually evaluated for impairment	(21,809)	(12,982)	8,827	(40)
Other (1)	367	1,403	1,036	282
Direct financing leases	116	638	522	450
Loans not individually evaluated for impairment	134	620	486	363
Loans individually evaluated for impairment	117	145	28	24
Ending balance	115,250	97,002	(18,248)	(16)
Direct financing leases	36,264	30,723	(5,541)	(15)
Loans not individually evaluated for impairment	43,836	35,223	(8,613)	(20)
Loans individually evaluated for impairment	35,150	31,056	(4,094)	(12)

(1)	Other includes foreign currency translation adjustments, the effect of acquisitions and amounts reclassified to discontinued operations.

Write-downs of long-lived assets

In accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we wrote down ¥8,336 million in real estate assets in Japan in fiscal 2006. The properties written down in fiscal 2006 included an office building in Japan, which was reclassified from a corporate asset to an operating asset and for which we wrote down ¥5,038 million as the result of centralization to another main office building.

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

Our total investment in long-lived assets as of March 31, 2006 was ¥852,028 million. ¥704,302 million of long-lived assets were located in Japan and ¥147,726 million were located overseas. Of the long-lived assets in Japan, ¥461,252 million were in the Real Estate segment. For a discussion of these write-downs, including the details of the types of assets and the amounts that were written down, see Note 23 of “Item 18. Financial Statements.” For a breakdown of long-lived assets by segment, see Note 30 of “Item 18. Financial Statements.”

Write-downs of securities

Write-downs for fiscal 2006 under review were primarily in connection with securities for venture capital investments. In fiscal 2006, write-downs declined 8% from ¥4,930 million in fiscal 2005 to ¥4,540 million in fiscal 2006.

Foreign currency transaction gain, net

We recognized a foreign currency transaction net gain in the amount of ¥212 million in fiscal 2006, due primarily to depreciation of the euro against the dollar. For information on the impact of foreign currency fluctuations, see “Item 11. Qualitative and Quantitative Disclosures about Market Risk.”

Equity in net income of affiliates

Equity in net income of affiliates in fiscal 2006 increased 60% due primarily to increased contributions from overseas affiliates. Equity in net income of affiliates in fiscal 2006 associated with our residential condominium joint ventures incurred a loss of ¥3,178 million.

For discussion of investment in affiliates, see Note 11 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and affiliates and liquidation loss

Gains on sales of subsidiaries and affiliates and liquidation loss in fiscal 2006 was a net gain of ¥2,732 million, primarily reflecting a gain made on the sale of a subsidiary which was engaged in agency sales of stationery and office equipment. For discussion of investment in affiliates, see Note 11 of “Item 18. Financial Statements.”

Provision for income taxes

Provision for income taxes in fiscal 2006 was ¥97,732 million, compared to the provision of ¥68,122 million in fiscal 2005. The increase of ¥29,610 million was due primarily to higher income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain. For discussion of income taxes, see Note 15 in “Item 18. Financial Statements.”

Minority Interests in Earnings of Subsidiaries

Minority interests in fiscal 2005 totaled ¥2,474 million. This figure increased 32% year on year to ¥3,257 million in fiscal 2006, following the inclusion of Houlihan Lokey Howard & Zukin in our scope of consolidation.

Discontinued operations

We base disclosure of these transactions on FASB Statement No. 144. Under FASB Statement No. 144, the scope of discontinued operations is broadened to include operating results of any component of an entity with its own identifiable cash flow and in which asset we will cease to have significant continuing involvement. Discontinued operations refer to net income from the sale or disposal by sale of subsidiaries, business units, and real estate under an operating lease in which we no longer have significant continuing involvement. Income from discontinued operations, net of applicable tax effect, increased 118% due primarily to a sale of a business unit in the United States and an increase of real estate assets sold in Japan and the United States. For a discussion of discontinued operations, see Note 24 of “Item 18. Financial Statements.”

Segment Information

The following discussion presents segment financial information on a basis currently used regularly by management for evaluating the performance of our business segments and deciding how to allocate resources between them. The reporting segments are identified based on the nature of services for operations in Japan and based on geographic areas for overseas operations. For a description of segments, see “Item 4. Information on the Company—Profile of Business by Segment.” See Note 30 in “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

Segments in Japan accounted for 79% and 75% of total segment profit in fiscal 2005 and in fiscal 2006, respectively. As of March 31, 2006, ¥5,315,030 million, or 84%, of total segment assets were in Japan.

Segments overseas accounted for 21% and 25% of total segment profits in fiscal 2005 and in fiscal 2006, respectively. As of March 31, 2006, ¥441,285 million, or 7%, of total segment assets were in The Americas, and ¥562,654 million, or 9%, were in Asia, Oceania and Europe.

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment revenues:
Business segments in Japan
Corporate Financial Services	¥90,795	¥97,683	¥6,888	8
Automobile Operations	117,871	130,775	12,904	11
Rental Operations	68,447	67,066	(1,381)	(2)
Real Estate-Related Finance	77,389	69,472	(7,917)	(10)
Real estate	195,906	198,780	2,874	1
Life insurance	136,857	137,468	611	0
Other	143,754	111,854	(31,900)	(22)

Subtotal	831,019	813,098	(17,921)	(2)

Overseas business segments
The Americas	53,084	70,223	17,139	32
Asia, Oceania and Europe	73,089	88,914	15,825	22

Subtotal	126,173	159,137	32,964	26

Total	957,192	972,235	15,043	2

Reconciliation of segment totals to consolidated amounts	(28,489)	(24,411)	4,078	(14)

Total consolidated revenues	¥928,703	¥947,824	¥19,121	2

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment profit: (1)
Business segments in Japan
Corporate Financial Services	¥43,848	¥48,661	¥4,813	11
Automobile Operations	21,088	26,661	5,573	26
Rental Operations	9,384	9,911	527	6
Real Estate-Related Finance	13,856	33,384	19,528	141
Real estate	23,959	28,650	4,691	20
Life insurance	7,223	13,212	5,989	83
Other	20,970	41,657	20,687	99

Subtotal	140,328	202,136	61,808	44

Overseas business segments
The Americas	15,621	34,701	19,080	122
Asia, Oceania and Europe	22,133	31,956	9,823	44

Subtotal	37,754	66,657	28,903	77

Total segment profit	178,082	268,793	90,711	51

Reconciliation of segment totals to consolidated amounts	(22,979)	(16,643)	6,336	(28)

Total consolidated income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	¥155,103	¥252,150	¥97,047	63

(1)	Segment figures reported in the table above include operations classified as discontinued operations in the accompanying consolidated statements of income.

	As of March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment assets:
Business segments in Japan
Corporate Financial Services	¥1,506,311	¥1,616,574	¥110,263	7
Automobile Operations	451,715	509,149	57,434	13
Rental Operations	118,427	123,532	5,105	4
Real Estate-Related Finance	956,047	1,223,063	267,016	28
Real estate	500,755	682,166	181,411	36
Life insurance	567,023	491,857	(75,166)	(13)
Other	489,758	668,689	178,931	37
Subtotal	4,590,036	5,315,030	724,994	16
Overseas business segments
The Americas	403,399	441,285	37,886	9
Asia, Oceania and Europe	498,855	562,654	63,799	13
Subtotal	902,254	1,003,939	101,685	11
Total	5,492,290	6,318,969	826,679	15
Reconciliation of segment totals to consolidated amounts	576,663	923,486	346,823	60
Total consolidated assets	¥6,068,953	¥7,242,455	¥1,173,502	19

Business Segments in Japan

Corporate Financial Services

Segment revenues increased 8% to ¥97,683 million in fiscal 2006 due to the expansion of loans to corporate customers, an increase in contribution from direct financing leases, and an increase of gains from securitization compared to the previous fiscal year.

Segment profits increased 11% to ¥48,661 million in fiscal 2006 compared to ¥43,848 million in the previous fiscal year due primarily to a lower provision for doubtful receivables and probable loan losses, which was ¥3,161 million in fiscal 2006 compared to ¥10,529 million in the previous fiscal year, as a result of a reduction in the level of non-performing assets, despite an increase in other operating expenses.

Segment assets increased 7% from March 31, 2005 to ¥1,616,574 million at March 31, 2006 due mainly to an increase in loans to corporate customers despite the lower level of direct financing leases as a result of securitization.

Automobile Operations

Segment revenues increased 11% to ¥130,775 million in fiscal 2006. Although automobile rental operations were flat compared to the previous fiscal year, automobile leasing operations expanded.

Segment profits increased 26% to ¥26,661 million in fiscal 2006 compared to ¥21,088 million in the previous fiscal year due primarily to the increase in revenues.

Segment assets increased 13% from March 31, 2005 to ¥509,149 million at March 31, 2006 due to the higher level of assets related to the automobile leasing operations.

Rental Operations

Segment revenues decreased 2% to ¥67,066 million in fiscal 2006 as there were fewer orders from electronics and communications equipment manufacturers for operating lease precision measuring and other equipment rentals, despite an increase in revenues from transactions being accounted for as direct financing leases.

Segment profits increased 6% to ¥9,911 million in fiscal 2006 compared to ¥9,384 million in the previous fiscal year. Although the segment revenues were lower, the recording by a subsidiary in the Rental Operations segment of gains on investment securities resulted in higher segment profits.

Segment assets at March 31, 2006 increased 4% to ¥123,532 million compared to March 31, 2005.

Real Estate-Related Finance

Segment revenues decreased 10% to ¥69,472 million in fiscal 2006. Although revenues associated with corporate loans, including non-recourse loans, and the loan servicing operations expanded in addition to the contribution from gains on investment securities, there were no revenues associated with the sales of real estate developments in this fiscal year although such revenues were recorded in the previous fiscal year.

Segment profits increased 141% to ¥33,384 million in fiscal 2006 compared to ¥13,856 million in the previous fiscal year due primarily to a lower provision for doubtful receivables and probable loan losses, which was ¥6,296 million in fiscal 2006 compared to ¥16,290 million in the previous fiscal year, as well as the contributions from revenues associated with the loan servicing operations and from gains on investment securities.

Segment assets at March 31, 2006 increased 28% to ¥1,223,063 million compared to March 31, 2005 due primarily to an increase in corporate loans.

Real Estate

Segment revenues increased 1% to ¥198,780 million in fiscal 2006. Lower real estate sales were recorded as there were no revenues associated with the sales of real estate developments, such as office buildings, in this fiscal year although such sales were recorded in the previous fiscal year. On the other hand, the increase in gains associated with sales of real estate under operating leases and revenues associated with our integrated facilities management operations led to the higher segment revenues.

Segment profits increased 20% to ¥28,650 million in fiscal 2006 compared to ¥23,959 million in the previous fiscal year as a result of the increase in gains associated with the sales of real estate under operating leases.

Segment assets at March 31, 2006 increased 36% as compared to March 31, 2005, to ¥682,166 million due to the purchase of rental purpose real estate.

Life Insurance

Segment revenues increased slightly to ¥137,468 million in fiscal 2006 due primarily to a increase in life insurance related investment income while life insurance premiums were flat compared to the previous fiscal year.

Segment profits increased 83% to ¥13,212 million in fiscal 2006 compared to ¥7,223 million in the previous fiscal year due to lower insurance payments and other expenses.

Segment assets declined 13% to ¥491,857 million at March 31, 2006 compared to March 31, 2005 due primarily to a reclassification of some assets as a result of a change in their use to office facilities and a decrease in the investment portfolio associated with the maturity of some endowment insurance policies.

Other

Segment revenues decreased 22% to ¥111,854 million in fiscal 2006. Although there were contributions to revenues from companies that we invested in the previous fiscal year, as part of our corporate rehabilitation business, and from the securities operations and gains on investment securities, the flat year on year revenues from the card loan operations and shift of “transportation revenues” to “equity in net income of affiliates,” in accordance with our decreased investment in a former subsidiary resulted in the lower revenues.

Segment profits increased 99% to ¥41,657 million in fiscal 2006 compared to ¥20,970 million in the previous fiscal year as the provision for doubtful receivables and probable loan losses associated with our card loan operations decreased to ¥6,307 million in fiscal 2006 compared to ¥9,971 million in fiscal 2005 and the increase in gains from the securities operations, gains on investment securities and gains on sales of companies invested in as part of our corporate rehabilitation business and affiliates.

Segment assets at March 31, 2006 increased 37% to ¥668,689 million compared to March 31, 2005. The increase in segment assets was due to a change in the cardholder membership agreement at the card loan operations whereby the balance of certain card loans that were previously accounted for as off-balance sheet assets no longer meet the requirements for such accounting treatment and were accounted for as on-balance sheet assets from this fiscal year and due to the increase in loans related to margin trading at the securities brokerage.

Overseas Business Segments

The Americas

Segment revenues increased 32% to ¥70,223 million in fiscal 2006. Although revenues associated with direct financing leases were flat, revenues from interest on loans to corporate customers and sales on real estate increased year on year. In addition, there were also contributions from the gain on the sale of the primary and master servicing business and from the operations of the investment bank Houlihan Lokey Howard & Zukin that entered the ORIX Group.

Segment profits increased 122% to ¥34,701 million in fiscal 2006 compared to ¥15,621 million in the previous fiscal year due to the increase in segment revenues and reductions in the provision for doubtful receivables and probable loan losses and other expenses.

Segment assets increased 9% from March 31, 2005 to ¥441,285 million at March 31, 2006. Although there was a withdrawal from an investment in an affiliate accompanying its termination, segment assets were up due to the increase in loans to corporate customers and the depreciation of the yen against the dollar.

Asia, Oceania and Europe

Segment revenues increased 22% from fiscal 2005 to fiscal 2006, to ¥88,914 million due to the steady performance of automobile and machine equipment leasing and increase in revenues from the ship-related operations.

Segment profits increased 44% to ¥31,956 million in fiscal 2006 compared to ¥22,133 million in the previous fiscal year due primarily to an increase in segment revenues, improved performance of equity-method affiliates.

Segment assets increased 13% from March 31, 2005 to ¥562,654 million at March 31, 2006, due primarily to the increase in direct financing leases and the depreciation of the yen against the dollar.

YEAR ENDED MARCH 31, 2005 COMPARED TO YEAR ENDED MARCH 31, 2004

Performance Summary

Income Statement Data

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Income statement data:
Total revenues	¥764,768	¥928,703	¥163,935	21
Total expenses	677,376	796,990	119,614	18
Operating income	87,392	131,713	44,321	51
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	104,774	155,103	50,329	48
Net income	54,020	91,496	37,476	69

Total Revenues

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total revenues:
Direct financing leases	¥87,388	¥88,252	¥864	1
Operating leases	179,750	195,470	15,720	9
Interest on loans and investment securities	115,947	135,458	19,511	17
Brokerage commissions and net gains on investment securities	26,025	33,905	7,880	30
Life insurance premiums and related investment income	134,154	137,004	2,850	2
Real estate sales	98,034	123,162	25,128	26
Gains on sales of real estate under operating leases	9,116	1,554	(7,562)	(83)
Transportation revenues	—	55,339	55,339	—
Other operating revenues	114,354	158,559	44,205	39

Total	¥764,768	¥928,703	¥163,935	21

Total revenues in fiscal 2005 increased 21%. Although revenues from gains on sales of real estate under operating leases decreased, revenues in other lines increased, especially in transportation revenues and other operating revenues. Details of each line item are explained below.

Total Expenses

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total expenses:
Interest expense	¥58,571	¥54,882	¥(3,689)	(6)
Costs of operating leases	117,324	123,736	6,412	5
Life insurance costs	119,653	122,896	3,243	3
Costs of real estate sales	88,679	113,830	25,151	28
Costs of transportation revenues	—	46,594	46,594	—
Other operating expenses	72,578	104,817	32,239	44
Selling, general and administrative expenses	153,832	173,296	19,464	13
Provision for doubtful receivables and probable loan losses	47,583	39,513	(8,070)	(17)
Write-downs of long-lived assets	12,345	11,713	(632)	(5)
Write-downs of securities	5,234	4,930	(304)	(6)
Foreign currency transaction loss, net	1,577	783	(794)	(50)

Total	¥677,376	¥796,990	¥119,614	18

Total expenses in fiscal 2005 increased 18%. The most significant increases were in costs of transportation revenues and other operating expenses. Details of each line item are explained below.

Operating Income, Income before Income Taxes, Minority Interest in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain and Net Income

Operating income in fiscal 2005 increased 51% due primarily to increased revenues from interest on loans and investment securities, including gains from securitization, increased net gains on investment securities and a decline in the provision for doubtful receivables and probable loan losses. Income before income taxes, minority interest in earnings of subsidiaries, discontinued operations and extraordinary gain increased 48% due primarily to the increase in operating income, increased equity in net income of affiliates and gains on the sales of affiliates.

Net income in fiscal 2005 increased 69%, which was greater than the increase for income before income taxes, minority interest in earnings of subsidiaries, discontinued operations and extraordinary gain primarily due to a decrease in the effective tax rate. For details, see Note 15 of “Item 18. Financial Statements.” Basic earnings from continuing operations per share were ¥625.31and ¥1,004.72 for fiscal 2004 and fiscal 2005, respectively. Basic and diluted earnings per share in fiscal 2005 were ¥1,087.82 and ¥1,002.18, respectively, compared to ¥645.52 and ¥601.46 in fiscal 2004.

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

Shareholders’ Equity, ROE, and ROA

Shareholders’ equity grew 29% from March 31, 2004 to ¥727,333 million due primarily to an increase in retained earnings from ¥481,091 million to ¥570,494 million, an increase of ¥39,999 million from the conversion of a convertible bond, and a decline in accumulated other comprehensive loss from ¥33,141 million to ¥1,873 million.

Although total assets grew 8%, the shareholders’ equity ratio rose from 10.03% to 11.98% as a result of the increase in shareholders’ equity. Furthermore, an increase in net income resulted in improved ROE and ROA, which rose from 10.10% to 14.17%, and 0.93% to 1.56%, respectively.

Details of Operating Results

The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information. See “Item 4. Information on the Company” for a profile of each of the categories discussed below.

Revenues, New Business Volumes and Operating Assets

Direct financing leases

	As of and for the year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥87,388	¥88,252	¥864	1
Japan	61,944	64,879	2,935	5
Overseas	25,444	23,373	(2,071)	(8)
New receivables added	801,787	863,137	61,350	8
Japan	618,452	700,744	82,292	13
Overseas	183,335	162,393	(20,942)	(11)
New equipment acquisitions	713,240	767,672	54,432	8
Japan	541,917	607,290	65,373	12
Overseas	171,323	160,382	(10,941)	(6)
Investment in direct financing leases	1,453,575	1,451,574	(2,001)	(0)
Japan	1,183,187	1,183,791	604	0
Overseas	270,388	267,783	(2,605)	(1)

Revenues from direct financing leases in fiscal 2005 increased 1%. Revenues from Japanese operations increased 5% in fiscal 2005 due primarily to an increase in gains on securitization of direct financing leases. Revenues from overseas operations declined by 8% in fiscal 2005 due primarily to a decline in assets.

The average return we charge on direct financing leases in Japan, calculated on the basis of quarterly balances, in fiscal 2005 was 4.74% compared to 4.62% in fiscal 2004. This was due primarily to improvement of direct financing lease revenue and the lower level of direct financing leases assets as a result of securitizations. The average return on overseas direct financing leases, calculated on the basis of quarterly balances, increased to 8.63% in fiscal 2005 from 8.18% in fiscal 2004, due primarily to higher leasing rates we charged in the United States corresponding to the higher prevailing market interest rates there.

New equipment acquisitions related to direct financing leases increased 8% in fiscal 2005. New equipment acquisitions by Japanese operations increased 12% in fiscal 2005 due primarily to the acquisition of Kitakanto Corporation and an increase in our automobile leasing operations, while new equipment acquisitions by overseas operations decreased 6% in fiscal 2005 due primarily to decreases in the United States.

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

Investment in direct financing leases of commercial services equipment increased 8% in fiscal 2005 due primarily to the acquisition of Kitakanto Corporation.

Balances for investment in direct financing leases in the tables above do not include lease assets sold in securitizations. However, gains from securitization are included in our direct financing lease revenues. During fiscal 2005, we sold in securitizations ¥97,177 million of direct financing lease assets (all of which were in Japan) that were treated as off-balance sheet assets, and during fiscal 2004, we sold in securitizations ¥26,284 million of direct financing lease assets (¥16,672 million in Japan and ¥9,612 million overseas) that were treated as off-balance sheet assets. Gains from the securitization of these assets of ¥170 million and ¥3,877 million were included in direct financing lease revenues for fiscal 2004 and 2005, respectively. The balance of direct financing lease assets treated as off-balance sheet assets amounted to ¥200,434 million as of March 31, 2004 and ¥179,905 million as of March 31, 2005. If assets sold in securitizations were included, the total balance of investment in direct financing lease assets would be ¥1,654,009 million as of March 31, 2004 and ¥1,631,479 million as of March 31, 2005. For more information on securitization, see Note 9 of “Item 18. Financial Statements.”

Asset quality of our direct financing leases

	As of March 31,
	2003	2004	2005
	(In millions of yen, except percentage data)
90+days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥47,825	¥36,568	¥25,733
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	3.04%	2.52%	1.77%
Provisions as a percentage of average balance of investment in direct financing leases (1)	1.04	0.87	0.40
Allowance for direct financing leases	¥42,588	¥41,008	¥36,264
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	2.71%	2.82%	2.50%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

The decrease in 90+ days past-due direct financing leases occurred due primarily to charge-offs and a decline in new 90+ days past-due direct financing leases in Japan and overseas due primarily to improving economic conditions and our strict credit control.

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

Operating leases

	As of and for the year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥179,750	¥195,470	¥15,720	9
Japan	139,516	153,658	14,142	10
Overseas	40,234	41,812	1,578	4
New equipment acquisitions	189,737	248,327	58,590	31
Japan	144,340	201,764	57,424	40
Overseas	45,397	46,563	1,166	3
Investment in operating leases	536,702	619,005	82,303	15
Japan	388,452	466,489	78,037	20
Overseas	148,250	152,516	4,266	3

Revenues from operating leases increased 9% in fiscal 2005 due primarily to increased revenues from automobile operating leases in Japan. In fiscal 2004 and 2005, gains from the disposition of operating lease assets other than real estate were ¥2,783 million and ¥4,746 million, respectively, and are included in operating lease revenues.

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

For information on the acquisition cost and accumulated depreciation of operating lease assets, see Note 5 in “Item 18. Financial Statements.”

Installment loans and investment securities

Installment loans

	As of and for the year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Interest on installment loans	¥106,693	¥125,321	¥18,628	17
Japan	89,295	108,706	19,411	22
Overseas	17,398	16,615	(783)	(5)
New loans added	1,124,276	1,545,517	421,241	37
Japan	957,646	1,394,494	436,848	46
Overseas	166,630	151,023	(15,607)	(9)
Installment loans	2,234,940	2,386,597	151,657	7
Japan	1,984,416	2,153,949	169,533	9
Overseas	250,524	232,648	(17,876)	(7)

Interest on installment loans increased 17% in fiscal 2005. Revenues from interest on installment loans in Japan increased 22% due primarily to a higher level of assets, increased collections in our loan servicing operations and gains from securitization. Interest on overseas installment loans decreased 5% in fiscal 2005 primarily as a result of a reduced amount of assets.

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

The balance of installment loans as of the fiscal year ended March 31, 2005 increased 7% compared to the balance as of March 31, 2004. The balance of installment loans for borrowers in Japan rose by 9% due primarily to increased loans to corporate borrowers, while the balance of installment loans for overseas borrowers decreased 7% due primarily to loan collection in Asia, Oceania and Europe.

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

	As of March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥504,021	¥505,930	¥1,909	0
Card loans	247,598	228,505	(19,093)	(8)
Other	54,634	75,353	20,719	38

Subtotal	806,253	809,788	3,535	0

Corporate borrowers in Japan
Real estate-related companies	276,587	314,534	37,947	14
Commercial and industrial companies	800,414	879,624	79,210	10

Subtotal	1,077,001	1,194,158	117,157	11

Total (Japan)	1,883,254	2,003,946	120,692	6

Overseas corporate, industrial and other borrowers	243,999	217,883	(26,116)	(11)
Purchased loan (1)	91,211	152,125	60,914	67
Loan origination costs, net	16,476	12,643	(3,833)	(23)

Total	¥2,234,940	¥2,386,597	¥151,657	7

(1)	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with AICPA Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”) and consist mainly of housing loans, and loans to real estate-related companies and commercial and industrial companies.

As of March 31, 2005, ¥344,633 million, or 14%, of all installment loans were outstanding to real estate-related companies and construction companies. Of these loans, ¥24,477 million, or 1%, were loans individually evaluated for impairment. We allocated an allowance of ¥12,528 million to these impaired loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral. As of March 31, 2005, we had installment loans outstanding in the amount of ¥257,862 million, or 11% of all installment loans, to companies in the entertainment industry. Of this amount, ¥13,229 million, or 1%, was loans individually evaluated for impairment. We allocated an allowance of ¥4,238 million to these impaired loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral.

The balance of loans to consumer borrowers in Japan as of March 31, 2005 remained relatively flat at ¥809,788 million. As a result of an increase in personal bankruptcies in Japan in recent years, we have been cautious about expanding card loans and we have been actively collecting outstanding loans that we believe have deteriorated in terms of credit quality. Housing loans continued to grow, but the balance remained flat because some loans were securitized.

The balance of loans to corporate borrowers in Japan as of March 31, 2005 rose by 11%, compared to the balance as of March 31, 2004, due primarily to increased demand from corporate borrowers.

Balances of installment loans in the tables above do not include assets sold in securitizations. However, the amount of interest on installment loans includes gains from the securitization of installment loans. We sold in securitizations ¥9,250 million and ¥58,184 million in installment loans, which were treated as off-balance sheet assets in fiscal 2004 and 2005, respectively. Gains from the securitization of loans of ¥276 million and ¥2,115 million were included in interest on installment loans in fiscal 2004 and 2005, respectively. The balance of installment loans treated as off-balance sheet assets amounted to ¥139,509 million and ¥171,295 million as of March 31, 2004 and 2005, respectively. If loans sold in securitizations were included, the total balance of installment loans would be ¥2,374,449 million and ¥2,557,892 million as of March 31, 2004 and 2005, respectively. For more information on securitization, see Note 9 in “Item 18. Financial Statements.”

Asset quality of our installment loans

We classify past-due installment loans into two categories: installment loans individually evaluated for impairment and 90+ days past-due loans not individually evaluated for impairment.

	As of and for the year ended March 31,
	2003	2004	2005
	(In millions of yen)
Loans individually evaluated for impairment:
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

The table below sets forth the outstanding balances of impaired loans by region and type of borrower. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment. Such loans increased in fiscal 2004 and fiscal 2005 due to a greater number of personal bankruptcies and legal actions that included debt restructuring.

	As of March 31,
	2003	2004	2005
	(In millions of yen)
Impaired loans:
Consumer borrowers in Japan	¥965	¥6,638	¥10,204
Corporate borrowers in Japan
Real estate-related companies	27,508	22,274	21,126
Commercial and industrial companies	59,578	56,084	39,671

Subtotal	87,086	78,358	60,797

Overseas corporate, industrial and other borrowers	9,227	6,319	5,211
Purchased loans	—	2,227	9,809

Total	¥97,278	¥93,542	¥86,021

The table below sets forth information as to past-due loans which are not individually significant and accordingly are evaluated for impairment as a homogeneous group. Average balances are calculated on the basis of fiscal quarter-end balances.

	As of March 31,
	2003	2004	2005
	(In millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥60,587	¥43,176	¥26,945
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	2.77%	2.02%	1.17%
Provisions as a percentage of average balance of installment loans	1.06	0.93	0.73
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥54,485	¥47,825	¥43,836
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	2.49%	2.23%	1.91%

The balance of 90+ days past-due loans not individually evaluated for impairment declined by 38% in fiscal 2005, principally due to charge-offs of ¥20,163 million in fiscal 2005.

	As of March 31,
	2003	2004	2005
	(In millions of yen)
90+ days past-due loans not individually evaluated for impairment:
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

We believe that the level of the allowance as of March 31, 2005 was adequate because we expect to recover a portion of the outstanding balance for 90+ days past-due loans not individually evaluated for impairment primarily because most 90+ days past-due loans are housing loans, which are ordinarily made to a diverse group of individuals whom we believe generally have a higher credit rating than the population at-large.

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

	As of March 31, 2004
	Life insurance	Other operations	Total
	(In millions of yen)
Investment securities:
Interest-earning securities	¥193,384	¥137,868	¥331,252
Marketable equity securities	238	55,307	55,545
Other securities (1)	38,187	126,944	165,131

Total	¥231,809	¥320,119	¥551,928

	As of March 31, 2005
	Life insurance	Other operations	Total
	(In millions of yen)
Investment securities:
Interest-earning securities	¥230,221	¥106,272	¥336,493
Marketable equity securities	2,079	51,970	54,049
Other securities (1)	41,336	157,393	198,729

Total	¥273,636	¥315,635	¥589,271

(1)	Other securities consist mainly of non-marketable equity securities, preferred capital shares and investment funds.

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

Interest we earn on interest-earning securities held in connection with operations other than life insurance, is reflected in our consolidated statements of income as interest on loans and investment securities. All other non-interest income and losses (other than foreign currency transaction gains or losses and write-downs of securities) we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains on investment securities. All income and losses (other than write-downs of securities) we recognize on securities held in connection with life insurance operations are reflected in our consolidated statements of income as life insurance premiums and related investment income.

	As of and for the year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment securities:
Interest on investment securities	¥9,254	¥10,137	¥883	10
Japan	885	1,181	296	33
Overseas	8,369	8,956	587	7
New securities added	122,066	244,600	122,534	100
Japan	100,912	230,810	129,898	129
Overseas	21,154	13,790	(7,364)	(35)
Investment in securities	551,928	589,271	37,343	7
Japan	399,463	467,562	68,099	17
Overseas	152,465	121,709	(30,756)	(20)

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

The balance of our investment in securities as of March 31, 2005 increased 7% compared to March 31, 2004. The balance of our investment in securities in Japan increased 17% due primarily to increases in our life insurance operations, while the balance of our investment in securities overseas decreased 20% due primarily to the re-securitization of securities in the United States.

	As of March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥26,354	¥47,784	¥21,430	81
Available-for-sale securities	386,797	390,542	3,745	1
Other securities	138,777	150,945	12,168	9

Total	¥551,928	¥589,271	¥37,343	7

Investments in trading securities increased 81% in fiscal 2005 due primarily to increased investments in trading securities in the United States. Other securities increased due primarily to an increase at our life insurance operations.

The above table does not include assets sold on securitization. We sold in securitizations ¥24,760 million of investment securities which were treated as off balance sheet assets in fiscal 2005. No such securitizations were made in fiscal 2004. Gains from the securitization of investment securities of ¥6,528 million were included in net gains on investment securities in fiscal 2005. If investment securities sold in securitizations were included, the total balance of investment securities would be ¥551,928 million and ¥614,031 million as of March 31, 2004 and 2005, respectively. For more information on securitization, see Note 9 in “Item 18. Financial Statements.”

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

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Brokerage commissions and net gains on investment securities:
Brokerage commissions	¥3,967	¥4,516	¥549	14
Net gains on investment securities	22,058	29,389	7,331	33

Total	¥26,025	¥33,905	¥7,880	30

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

Life insurance premiums and related investment income increased 2% in fiscal 2005 compared to fiscal 2004. Life insurance premiums of ORIX Life Insurance increased by 5% due primarily to the increased sale of term-life insurance products. Life insurance-related investment income decreased 24% in fiscal 2005 due primarily to lower interest on loans.

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

Revenues from real estate sales in fiscal 2005 increased 26%. Revenues from office buildings and other real estate developments that were sold in fiscal 2005 amounted to ¥49,569 million while there was a reduction in the number of condominiums sold to buyers. All revenues from residential condominium sales come from Japan.

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

The operating results of FWE for a 12-month period have been included in the consolidated statement of income in fiscal 2005 based on its calendar reporting year ended December 31, 2004 and are reported in the income statement as “transportation revenues” and “costs of transportation revenues.” As a result of the reduction in our ownership interest in FWE, we prospectively record our proportionate share of net income or loss of FWE by the equity method.

Other operations

	As of and for the year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥114,354	¥158,559	¥44,205	39
Japan	109,764	154,078	44,314	40
Overseas	4,590	4,481	(109)	(2)
Other operating assets	72,049	82,651	10,602	15
Japan	64,993	75,156	10,163	16
Overseas	7,056	7,495	439	6

Other operating revenues in fiscal 2005 increased 39%, due primarily to the increase in revenues associated with our integrated facilities management operations and fee businesses (mainly loan servicing fees and arrangement fees) in Japan. In addition, companies in which we invested as part of our corporate rehabilitation business in the second half of fiscal 2004 and fiscal 2005 made larger contributions compared to fiscal 2004.

Other operating assets increased 15% to ¥82,651 million mainly reflecting investments made in connection with ORIX’s corporate rehabilitation business.

Expenses

Interest expense

Interest expense decreased 6% in fiscal 2005, primarily as a result of the lower average debt levels overseas. Based on segment information, interest expense in overseas segments was ¥22,267 million in fiscal 2005 and ¥25,109 million in fiscal 2004.

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

Costs of operating leases

Costs of operating leases increased 5% due primarily to the increase in operating assets compared to the previous fiscal year.

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

Other operating expenses

Other operating expenses increased 44% corresponding to the increase of other operating revenues.

Selling, general and administrative expenses

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥76,079	¥84,757	¥8,678	11
Selling expenses	23,232	28,284	5,052	22
Administrative expenses	51,080	56,293	5,213	10
Depreciation of office facilities	3,441	3,962	521	15

Total	¥153,832	¥173,296	¥19,464	13

Employee salaries and other personnel expenses account for approximately half of selling, general and administrative expenses, and the remaining half consists of general overhead expenses such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2005 increased 13% primarily due to the costs, which were included from the beginning of fiscal 2005, associated with an increase in consolidated companies in the second half of fiscal 2004 and the further costs associated with the increase in consolidated companies in fiscal 2005.

Provision for doubtful receivables and probable loan losses

We make provisions for doubtful receivables and probable loan losses for direct financing leases and installment loans. New provisions for doubtful receivables and probable loan losses in fiscal 2005 decreased 17% as compared to the previous year. Provisions for direct financing leases declined 57% and provisions for loans not individually evaluated for impairment decreased 11% due primarily to improved asset quality in Japan and overseas. Provisions for loans individually evaluated for impairment increased 10% due primarily to sales of impaired loans. The increase in charge-offs in fiscal 2005 related to loans individually evaluated for impairment was mainly due to charges-offs related to the sale of impaired housing loans in March 2005.

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥133,146	¥128,020	¥(5,126)	(4)
Direct financing leases	42,588	41,008	(1,580)	(4)
Loans not individually evaluated for impairment	54,485	47,825	(6,660)	(12)
Loans individually evaluated for impairment	36,073	39,187	3,114	9
Provisions charged to income	47,583	39,513	(8,070)	(17)
Direct financing leases	13,397	5,818	(7,579)	(57)
Loans not individually evaluated for impairment	18,118	16,040	(2,078)	(11)
Loans individually evaluated for impairment	16,068	17,655	1,587	10
Charge-offs (net)	(52,579)	(52,650)	(71)	0
Direct financing leases	(13,921)	(10,678)	3,243	(23)
Loans not individually evaluated for impairment	(25,970)	(20,163)	5,807	(22)
Loans individually evaluated for impairment	(12,688)	(21,809)	(9,121)	72
Other (1)	(130)	367	497	—
Direct financing leases	(1,056)	116	1,172	—
Loans not individually evaluated for impairment	1,192	134	(1,058)	(89)
Loans individually evaluated for impairment	(266)	117	383	—
Ending balance	128,020	115,250	(12,770)	(10)
Direct financing leases	41,008	36,264	(4,744)	(12)
Loans not individually evaluated for impairment	47,825	43,836	(3,989)	(8)
Loans individually evaluated for impairment	39,187	35,150	(4,037)	(10)

(1)	Other includes foreign currency translation adjustments, the effect of acquisitions and amounts reclassified to discontinued operations.

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

Our total investment in long-lived assets as of March 31, 2005 was ¥713,475 million. Of this, ¥547,024 million were located in Japan and ¥166,451 million were located overseas. Of the long-lived assets in Japan, ¥325,552 million were in the real estate segment. While FASB Statement No. 144 applies to all of our long-lived assets, we believe that there is a higher probability of further write-downs in the real estate segment than in other segments due to the asset deflation that has continued to adversely impact real estate prices and rental rates for over ten years in Japan. For discussion of these write-downs, including the details of the types of assets and the amounts that were written down, see Note 23 of “Item 18. Financial Statements.” For a breakdown of long-lived assets by segment, see Note 30 of “Item 18. Financial Statements.”

Write-downs of securities

In fiscal 2005, write-downs of securities declined 6%, due primarily to the improved debt and equity markets in Japan and the United States.

Foreign currency transaction loss, net

We recognized a foreign currency transaction net loss in the amount of ¥783 million in fiscal 2005, due primarily to appreciation of the euro against the dollar. For information on the impact of foreign currency fluctuations, see “Item 11. Qualitative and Quantitative Disclosures about Market Risk.”

Equity in net income of affiliates

Equity in net income of affiliates in fiscal 2005 increased 12% due primarily to increased contributions from affiliates in Japan. Equity in net income of affiliates in fiscal 2005 associated with residential condominium joint ventures contributed a gain of ¥1,618 million.

A change in South Korean tax rules in May 2003 will enable Korea Life Insurance to apply certain historical losses to reduce future taxable income. As a result of this change, Korea Life Insurance recorded a tax benefit in earnings and a corresponding deferred tax asset in fiscal 2004.

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

Provision for income taxes

Provision for income taxes in fiscal 2005 increased 33% due primarily to the increase in income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain. In addition, a deferred tax liability of ¥5,855 million was recognized because we determined not to permanently reinvest undistributed earnings of certain foreign subsidiaries. For discussion of income taxes, see Note 15 in “Item 18. Financial Statements.”

Discontinued operations

We base disclosure of these transactions on FASB Statement No. 144. Under FASB Statement No. 144, the scope of discontinued operations is broadened to include operating results of any component of an entity with its own identifiable cash flow and in which asset we will cease to have significant continuing involvement. Discontinued operations refer to net income from the sale or disposal by sale of subsidiaries, business units, and real estate under an operating lease in which we no longer have significant continuing involvement. Income from discontinued operations, net of applicable tax effect, was ¥6,989 million in fiscal 2005 compared to ¥1,082 million in fiscal 2004, due primarily to an increase of real estate assets sold in Japan and reclassification of the operations of subsidiaries and business units sold in overseas in fiscal 2006. For a discussion of discontinued operations, see Note 24 of “Item 18. Financial Statements.”

Extraordinary gain, net of applicable tax effect

No extraordinary gain was recorded in fiscal 2005.

Segment Information

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

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment revenues:
Business segments in Japan
Corporate Financial Services	¥82,603	¥90,795	¥8,192	10
Automobile Operations	97,995	117,871	19,876	20
Rental Operations	73,235	68,447	(4,788)	(7)
Real Estate-Related Finance	37,569	77,389	39,820	106
Real estate	167,452	195,906	28,454	17
Life insurance	133,391	136,857	3,466	3
Other	73,987	143,754	69,767	94

Subtotal	666,232	831,019	164,787	25

Overseas business segments
The Americas	50,373	53,084	2,711	5
Asia, Oceania and Europe	71,176	73,089	1,913	3

Subtotal	121,549	126,173	4,624	4

Total	787,781	957,192	169,411	22

Reconciliation of segment totals to consolidated amounts	(23,013)	(28,489)	(5,476)	24

Total consolidated revenues	¥764,768	¥928,703	¥163,935	21

	Year ended March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment profit: (1)
Business segments in Japan
Corporate Financial Services	¥27,150	¥43,848	¥16,698	62
Automobile Operations	17,921	21,088	3,167	18
Rental Operations	8,058	9,384	1,326	16
Real Estate-Related Finance	10,547	13,856	3,309	31
Real estate	13,799	23,959	10,160	74
Life insurance	5,382	7,223	1,841	34
Other	10,079	20,970	10,891	108

Subtotal	92,936	140,328	47,392	51

Overseas business segments
The Americas	7,601	15,621	8,020	106
Asia, Oceania and Europe	16,596	22,133	5,537	33

Subtotal	24,197	37,754	13,557	56

Total segment profit (loss)	117,133	178,082	60,949	52

Reconciliation of segment totals to consolidated amounts	(12,359)	(22,979)	(10,620)	86

Total consolidated income before income taxes, minority interest in earnings of subsidiaries, discontinued operations and extraordinary gain	¥104,774	¥155,103	¥50,329	48

(1)	Segment figures reported in the table above include operations classified as discontinued operations in the accompanying consolidated statements of income.

	As of March 31,		Change
	2004	2005	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment assets:
Business segments in Japan
Corporate Financial Services	¥1,416,117	¥1,506,311	¥90,194	6
Automobile Operations	418,412	451,715	33,303	8
Rental Operations	119,388	118,427	(961)	(1)
Real Estate-Related Finance	831,179	956,047	124,868	15
Real estate	387,398	500,755	113,357	29
Life insurance	582,473	567,023	(15,450)	(3)
Other	412,505	489,758	77,253	19

Subtotal	4,167,472	4,590,036	422,564	10

Overseas business segments
The Americas	472,595	403,399	(69,196)	(15)
Asia, Oceania and Europe	469,675	498,855	29,180	6

Subtotal	942,270	902,254	(40,016)	(4)

Total	5,109,742	5,492,290	382,548	7

Reconciliation of segment totals to consolidated amounts	515,215	576,663	61,448	12

Total consolidated assets	¥5,624,957	¥6,068,953	¥443,996	8

Business Segments in Japan

Corporate Financial Services

Segment revenues increased 10% to ¥90,795 million as loans to corporate customers expanded and direct financing leases made an increased contribution due to the recognition of gains from securitization.

Segment profits increased 62% to ¥43,848 million due primarily to increased revenues and a lower provision for doubtful receivables and probable loan losses, which was ¥10,529 million in fiscal 2005 compared to ¥16,009 million in fiscal 2004, as a result of a reduction in the level of non-performing assets.

Segment assets increased 6% from March 31, 2004 to ¥1,506,311 million at March 31, 2005 due mainly to an increase in loans to corporate customers and the direct financing leases associated with ORIX Kitakanto Corporation, which we acquired in January 2005.

Automobile Operations

Segment revenues increased 20% to ¥117,871 million due primarily to increased revenues from automobile maintenance leases in addition to increased revenues associated with the acquisition in October 2003 of JAPAREN Co. Ltd. (merged into ORIX Auto Corporation on January 1, 2005), which contributed to revenues from April 1, 2004.

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

Segment assets at March 31, 2005 declined 1% to ¥118,427 million compared to March 31, 2004.

Real Estate-Related Finance

Segment revenues increased 106% to ¥77,389 million. Revenues associated with corporate loans, including non-recourse loans, and housing loans increased. In addition, loan servicing operations, which include servicing fees, made a larger contribution to revenues compared to the previous fiscal year.

Despite an increase in provision for doubtful receivables and probable loan losses due to the sale of certain non-performing assets, profits increased 31% to ¥13,856 million due primarily to the increase in revenues. In fiscal 2005, we sold on a non-recourse basis certain non-performing housing loans that amounted to ¥5,341 million, net of allowance for doubtful receivables and probable loan losses of ¥8,623 million. The sales amount was ¥657 million, resulting in an additional provision for doubtful receivables and probable loan losses of ¥4,684 million.

Segment assets at March 31, 2005 increased 15% to ¥956,047 million compared to March 31, 2004 due primarily to an increase in corporate loans.

Real Estate

Segment revenues increased 17% to ¥195,906 million. While sales of residential condominiums declined from fiscal 2004 to fiscal 2005, the sale of office buildings and other real estate developments and revenues associated with our integrated facilities management operations increased.

Segment profits increased 74% to ¥23,959 million compared to ¥13,799 million in fiscal 2004 due in large part to lower write-downs of long-lived assets, which were ¥1,723 million in fiscal 2005 compared to ¥8,052 million in fiscal 2004.

Segment assets at March 31, 2005 increased 29% as compared to March 31, 2004, to ¥500,755 million.

Life Insurance

Segment revenues increased 3% to ¥136,857 million due primarily to an increase in the number of new contracts.

Segment profits increased 34% to ¥7,223 million, as our efforts to focus on more profitable products over the past few years began to have an impact on earnings, while we also recorded equity in net income of and gains on the sale of affiliates of ¥1,406 million, whereas no such gains were recorded in fiscal 2004.

Segment assets declined 3% to ¥567,023 million compared to March 31, 2004 due primarily to the maturity of endowment products sold in the past that resulted in more assets than our other products.

Other

Segment revenues increased 94% to ¥143,754 million. The contribution from the consumer card loan operations decreased as a result of a stricter credit screening process that led to a lower average loan balance and consequent lower interest revenues on loans. However, net gains on investment securities increased at our venture capital operations and brokerage commissions expanded at our securities brokerage due to the high trading volume on Japanese stock markets. In addition, we recorded ¥55,339 million in transportation revenues from a subsidiary FWE. We expect no revenues from this company going forward as it has changed to as an equity method affiliate.

Segment profits increased 108% to ¥20,970 million as the provision for doubtful receivables and probable loan losses associated with our card loan operations decreased to ¥9,971 million in fiscal 2005 compared to ¥16,834 million in fiscal 2004, while equity in net income of affiliates and gains on sales of affiliates increased to ¥11,511 million in fiscal 2005 compared to ¥3,144 million in fiscal 2004.

Segment assets at March 31, 2005 increased 19% to ¥489,758 million compared to March 31, 2004. The level of loans associated with our card loan operations declined, while investment in equity method affiliates including DAIKYO increased.

Overseas Business Segments

The Americas

Segment revenues increased 5% to ¥53,084 million. While revenues from direct financing leases and interest on loans to corporate customers declined due primarily to lower average assets and the appreciation of the yen against the dollar, gains on the resecuritization of CMBS and other real estate-related operations contributed to revenues. In fiscal 2005, we sold securities backed by commercial mortgage-backed securities, or CMBSs, held as investment in securities. We refer to such transaction as resecuritization. Through resecuritization, we received cash proceeds of ¥31,288 million. The aggregate book value of ¥62,691 million of resecuritized CMBSs was allocated to the sold and retained interests of ¥24,760 million and ¥37,931 million, respectively, based on their relative fair values. As a result, ¥6,528 million of gain was recognized in fiscal 2005. For more information, see Note 1, “Significant Accounting and Reporting Policies,” item (k) relating to “securitized assets” and Note 9, “Securitization Transactions.”

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

We manage our funding and liquidity by monitoring the relative maturities of assets and liabilities and by borrowing funds, primarily in the Japanese financial and capital markets, but also in significant amounts overseas. Funds raised are used to fund asset growth and to meet debt obligations and other commitments. We place a high priority on ready and rapid access to funding in order to be able to respond rapidly to client needs and various transaction demands. By monitoring cash flow requirements from sales and marketing activities, and the funding supply and demand balance, we seek to ensure timely and ample access to funding.

Our primary sources of debt funding include borrowings from financial institutions and fund procurement from the capital markets. On a consolidated basis, the ratio of our funds procured directly from the capital markets to our total debt and deposits was 47% and 48% in fiscal 2005 and fiscal 2006, respectively. In line with such factors as changes in the financial environment, we adjust the ratio of our funding that we procure from the capital markets in an attempt to consistently maintain an optimal funding structure.

To facilitate funding operations, we have obtained credit ratings for ORIX notes and bonds from two Japanese rating agencies. As of March 31, 2006, ORIX straight bonds issued in Japan and a Euro MTN program were assigned A+ ratings by Rating and Investment Information Inc., or R&I, and AA- ratings by Japan Credit Rating Agency, Ltd., or JCR. ORIX Commercial Paper, or CP, in Japan is rated a-1 by R&I and J-1+ by JCR.

Moody’s upgraded ORIX senior unsecured debt, senior unsecured MTN and long-term issuer ratings on August 11, 2005 from Baa3 to Baa1.

In addition, Standard and Poor’s upgraded its long-term counterparty and long-term senior debt ratings for ORIX from BBB+ to A- on August 12, 2005.

Moreover, on November 7, 2005, JCR upgraded its ratings of ORIX unsecured corporate bonds issued in Japan and a Euro MTN program from A+ to AA-, while ORIX CP in Japan was upgraded from J-1 to J-1+.

During the fiscal year ended March 31, 2006, no changes occurred in the rating assigned to ORIX by R&I.

We believe that our working capital is sufficient for our present requirements due to our diversification of funding sources and to the inflow of cash from our leasing, lending and other operations, which can be used to repay debt or execute new transactions. Downgrades of our credit ratings could result in an increase in our interest expense and could have an adverse impact on our ability to access the CP market or debt market, which could have an adverse effect on our financial position, results of operations and liquidity. Even if we are unable to access these markets on acceptable terms, we have access to other sources of liquidity, including bank borrowings, cash flows from operations and sales of assets. These other sources may not be adequate if our credit ratings are downgraded or other adverse conditions arise. In addition, our subsidiaries may be restricted from paying dividends for various reasons, including because of the Company Law requirements and, for regulated subsidiaries, capital adequacy requirements. We do not expect such restrictions to have a significant impact on our ability to meet our cash obligations.

We continue to rely on short-term funding from Japanese commercial banks and CP. We seek to reduce refinancing risks by diversifying our funding sources and establishing committed credit facilities with Japanese and foreign banks, although only a small portion of our funding is currently provided under such facilities. Even if we succeed in diversifying our funding sources, committed credit facilities and loans are subject to financial and other covenants and conditions to drawdown, including minimum net worth amounts and ratios, and credit ratings requirements. As such, there is a risk that these sources will be unavailable to us and the risk remains that we will be unable to refinance other short-term funding.

Most of our funding is denominated in yen. For a discussion of short-term and long-term debt, see Note 13 of “Item 18. Financial Statements.”

SOURCES OF LIQUIDITY

Borrowings from Financial Institutions

Among our diverse borrowing sources are city banks, trust banks, regional banks, life insurance companies, casualty insurance companies, agricultural-related financial institutions and foreign banks. We had borrowing sources from approximately 200 such financial institutions and companies as of March 31, 2006.

Committed Credit Facilities

In an attempt to sustain a high level of liquidity, we have established committed credit lines with a number of financial institutions. Our total committed credit lines were ¥895,805 million and ¥885,106 million as of March 31, 2005 and 2006, respectively. Of these lines, ¥795,935 million and ¥743,846 million were available as of March 31, 2005 and 2006, respectively. Included in these commitment lines are global commitment lines for ORIX and a number of overseas subsidiaries, totaling ¥83,735 million, with ¥71,988 million available as of March 31, 2006. These committed credit facilities are subject to covenants and conditions prior to and after drawdown including, in some credit facilities, financial covenants and certain credit ratings are maintained. Most of our committed credit facilities require the borrower to represent, in connection with any borrowing under the facility, that no material adverse change has occurred since certain dates.

Funding from the Capital Markets

Funding from the capital markets includes straight bonds, CP, MTN and the securitization of lease and other receivables, and equity and equity-related finance.

Straight Bonds

Capitalizing on the expansion of the bond market in Japan, we have actively issued yen-denominated straight bonds in the Japanese market. In order to further diversify funding methods and investors, we issue bonds that are primarily for institutional investors and bonds that are primarily for individual investors. The balance of outstanding straight bonds (including private placements) issued by us and held by institutional investors in Japan was ¥388,000 million and ¥548,000 million in fiscal 2005 and 2006, respectively. The balance of outstanding straight bonds we issued for individual investors was ¥430,000 million and ¥365,000 million in fiscal 2005 and 2006, respectively.

CP

The prohibition on the issuance of CP by finance companies in Japan was eliminated in 1993. In April 1998, the sale of CP in Japan directly to investors was made possible by additional deregulation. We have worked to expand the number of investors in our CP, which includes entities such as asset management companies, life and casualty insurance companies, regional banks, agricultural-related financial institutions, and other financial institutions. The balance of our outstanding CP was ¥528,880 million and ¥801,111 million as of March 31, 2005 and March 31, 2006, respectively. As of March 31, 2006, direct investors in our CP accounted for 57% of the balance of our outstanding CP.

In February 2004, with the expectation of increased diversification of funding and broadening of our investor base, we became the first company in Japan to publicly issue electronic CP to small and medium-sized enterprises.

MTN

For overseas funding operations, in addition to borrowing from local markets, we have sought to increase the diversity of our funding methods through such measures as MTN issuance. As of the filing date of this annual report, ORIX and two overseas subsidiaries are participants in a Multi-Issuer Euro MTN program with a maximum issuance limit of $3 billion. Euro MTN issuance is determined based on the funding needs of our overseas subsidiaries and supervised by ORIX’s Treasury Department. As of March 31, 2006, the outstanding balance of our MTNs was ¥108,743 million.

Securitization

In January 1992, we became the first company in Japan to securitize lease assets. Subsequently, we have proceeded with asset securitization in Japan and overseas. As of March 31, 2006, the outstanding balance of securitized assets, including such assets as lease and loan assets, was ¥469,302 million. Of this amount, the portion accounted for as off-balance sheet assets was ¥362,969 million.

Equity and Equity-Related Finance

In September 1998, we listed our ADSs on the NYSE. In October 1999, we became the first Japan-based company to make a global offering involving the simultaneous issuance and sale of new shares and convertible notes, each registered with the SEC and listed on the NYSE. In that offering, we issued and sold 3.3 million new shares and ¥40 billion (principal amount) in convertible notes due 2005. All of these notes were converted into a total of 3,380,687 shares by March 2005. As of March 31, 2006, no notes remained outstanding. In December 2001, we conducted another dual offering of new shares and convertible bonds, issuing 1.8 million new shares and ¥28 billion (principal amount) in convertible bonds due 2007.

As part of our continued efforts to diversify funding sources, in June 2002 we issued Liquid Yield Option Notes™, with stock acquisition rights, due June 14, 2022 (par value of $1,022 million), and procured $400 million. These notes include a contingent conversion provision. The issuance was the first of its kind by a Japanese company. These notes were included in the calculation of diluted earnings per share from the third quarter of fiscal 2005.

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

Cash and Cash Equivalents

As of March 31, 2006, we had cash and cash equivalents of ¥245,856 million, which were primarily denominated in yen.

LEVELS OF BORROWINGS

Short-term Debt

	As of March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Short-term debt:
Borrowings from financial institutions	¥418,991	¥535,303	¥116,312	28
Commercial paper	528,880	801,111	272,231	51

Total short-term debt	¥947,871	¥1,336,414	¥388,543	41

The balance of our short-term debt as of March 31, 2006 was ¥1,336,414 million, representing 29% of total debt compared to 25% as of March 31, 2005.

Long-term Debt

	As of March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Long-term debt:
Borrowings from financial institutions	¥1,790,952	¥2,043,952	¥253,000	14
Bonds	896,855	977,027	80,172	9
Medium-term notes	113,775	108,743	(5,032)	(4)
Payable under securitized lease and loan receivables	60,281	106,333	46,052	76

Total long-term debt	¥2,861,863	¥3,236,055	¥374,192	13

Long-term debt as of March 31, 2006 was ¥3,236,055 million, representing 71% of total debt, compared to 75% as of March 31, 2005. Approximately 63% of long-term debt at March 31, 2006 consisted of borrowings from Japanese banks, insurance companies and other institutional lenders in Japan and from foreign institutional lenders.

As of March 31, 2006, we paid interest at fixed rates on approximately 51% of our long-term debt, while the remainder was subject to floating interest rates, principally based on TIBOR and LIBOR.

For information with respect to the maturity profile of long-term debt and interest rates for short and long-term debt, see Note 13 of “Item 18. Financial Statements.”

Our funding requirements are not greatly affected by seasonal factors. Demand for funds is sometimes concentrated at the end of each fiscal year as requests for funding from our sales and marketing departments sometimes increase at that time. However, these factors are incorporated into annual funding plans and we do not believe that such demands have a material impact on our funding requirements.

As is typical in the Japanese market, loan agreements relating to short and long-term debt from Japanese banks and some insurance companies provide that we may be required to pledge our assets as collateral against that debt upon request of the lenders if it is reasonably necessary for the lenders to secure their claims. To date, we have not received any requests of this kind from our lenders. In addition, our debt agreements with some banks provide that the banks have the right to offset cash deposited against any short or long-term debt that becomes due, and in the case of a default or some other specified event, against all other debt payable to the bank. A bank’s ability to enforce any such rights depends on the particular circumstances at the time. In general, there are no restrictions on the use of borrowings. However, in certain cases such as non-recourse loans, borrowings are stipulated for specific purposes.

We have entered into various types of interest rate contracts in managing our interest rate risk. Under interest rate swap agreements, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount. Interest rate swaps with notional principal amounts of ¥367,234 million as of March 31, 2006 were used for hedging purposes as part of our asset-liability management. We have also entered into foreign exchange forward contracts and foreign currency swap agreements in managing foreign exchange risk. As of March 31, we used foreign exchange forward contracts and foreign currency swap agreements with notional principal amounts of ¥279,864 million, which were principally used to hedge the risk of changes in foreign currency exchange rates. We also use interest rate caps to hedge changes in interest rates, with a notional amount of ¥13,739 million as of March 31, 2006. Some swap agreements include the requirement to maintain a certain credit rating.

Deposits

In addition to short-term and long-term debt, ORIX Trust and Banking accepts deposits, which are used primarily to fund housing loans. The outstanding balance of deposits as of March 31, 2006, was ¥353,284 million, an increase of 5%, or ¥16,696 million, compared to March 31, 2005. For further information with respect to deposits, see Note 14 of “Item 18. Financial Statements.”

CASH FLOWS

In addition to cash required for the payment of operating expenses such as selling, general and administrative expenses, as a financial services company our primary uses of cash are for:

•	payment and repayment of interest on and principal of short-term and long-term debt; and

•	purchases of lease equipment, installment loans made to customers, purchases of available-for-sale and other securities and cash outlays for real estate development projects.

The use of cash, therefore, is heavily dependent on new business volumes for our operating assets. When new business volumes for such assets as leases and loans increase, we require more cash to meet these requirements, while a decrease in assets results in a reduced use of cash and an increase in repayment of debt.

In addition to the sources of liquidity described above, we also have cash inflows from the principal payments received under direct financing leases and installment loans, and proceeds from the sales of investment securities and operating lease assets. For cash flow information regarding interest and income tax payments, see Note 3 of “Item 18. Financial Statements.”

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Cash and cash equivalents increased by ¥100,476 million to ¥245,856 million compared to fiscal 2005 due mainly to inflows associated with the increase in net income and the increase in debt accompanying the increase in operating assets.

Cash flows from operating activities provided ¥136,003 million in fiscal 2006 and provided ¥126,467 million in fiscal 2005 due primarily to inflows associated with the increase in net income.

Cash flows from investing activities used ¥799,357 million in fiscal 2006 and used ¥408,004 million in fiscal 2005. There were higher net cash outflows fiscal 2006 compared with fiscal 2005 as the purchases of lease equipment exceeded the total of principal payments received under direct financing leases and proceeds from sales of operating lease assets, and installment loans made to customers exceeded principal collected on installment loans as a result of expansion of business.

Cash flows from financing activities provided ¥762,528 million in fiscal 2006 and provided ¥274,343 million in fiscal 2005, due to the increase in debt accompanying the increase in operating assets.

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

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2006, we had commitments for the purchase of equipment to be leased in the amount of ¥18,006 million. For information on commitments, guarantees and contingent liabilities, see Note 29 of “Item 18. Financial Statements.”

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

TREND INFORMATION.

See the discussion under “—Operating Results” and “—Liquidity and Capital Resources” herein.

OFF–BALANCE SHEET ARRANGEMENTS

USE OF SPECIAL PURPOSE ENTITIES

We periodically securitize certain lease receivables, loan receivables and investment securities. These securitizations allow us to access highly liquid and efficient markets, provide us with alternative sources of funding and diversify our investor base as well as help us to mitigate credit risk associated with our customers and interest rate risk to some extent. For the past three fiscal years, outstanding of securitization had been approximately 10% of our total funding, which includes long and short-term debt, deposits and off-balance funding.

In the securitization process, the assets for securitization are sold to special purpose entities, or SPEs, which issue asset-backed securities to investors. SPEs may be organized as trusts, partnerships or corporations. Our use of SPEs for securitizations is consistent with conventional practices in the securitization market, to isolate the sold receivables from creditors of other entities, including the seller of the assets. SPEs can be structured to be bankruptcy-remote, and if structured in this manner (and subject to certain other conditions) the pooled assets are removed from the balance sheet. Certain of the SPEs that we utilize meet the definition of a “qualifying special purpose entities,” or QSPEs, as defined in FASB Statement No. 140, “Accounting for Transfers and Servicing of

Financial Assets and Extinguishments of Liabilities,” and, in accordance with FASB Statement No. 140, we do not consolidate the assets and liabilities of the QSPEs. These SPEs are also designed so that investors have no recourse against our other assets in the event of any failure of payment on the pooled assets. In addition, we do not make any guarantees to investors for payment in these transactions. Therefore, when we securitize assets in this manner, we do not have continuing exposure to the performance of such assets other than those recognized as subordinated residual interests on our consolidated balance sheets. We may repurchase a portion of the assets that we securitized as required under the terms of the contract, and the event triggering the repurchase is outside of our control. From time to time, we may act as an investor, servicer or administrator in SPE transactions. The effects of these transactions are fully reflected in our consolidated financial statements.

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

We expect to continue to utilize SPE structures for securitization of assets. For further information on our securitization transactions, see Note 9 of “Item 18. Financial Statements.”

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

Other Financial Transactions

We occasionally make loan, lease, equity or other investments in SPEs in connection with transactions involving aircraft leasing, ship financing, and non-recourse loan origination for real estate and investment funds. All transactions involving use of SPE structures are evaluated to determine if we hold a beneficial interest that would result in our being defined as the primary beneficiary of the SPE pursuant to FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” In the event that we retain substantive economic risks and rewards associated with these transactions, which we conclude to represent the primary beneficial interest in the SPEs, the SPEs are fully consolidated into our financial statements, and in all other circumstances our loan, lease, equity or other investments are recorded on our consolidated balance sheets as appropriate.

We have adopted the requirements of FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125,” which applies prospectively to all securitization transactions occurring after March 31, 2001. We have adopted the requirements of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” See Note 10 of “Item 18. Financial Statements” for further information concerning our SPEs and the likely effects of the adoption of this Interpretation on our results of operations or financial position.

COMMITMENTS

The table below set forth the maturities of guarantees and other commitments as of March 31, 2006.

	Amount of commitment expiration per period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Commitments:
Guarantees	¥158,927	¥55,479	¥60,810	¥18,856	¥23,782
Committed credit lines and other	496,781	143,046	85,486	26,580	241,669

Total commercial commitments	¥655,708	¥198,525	¥146,296	¥45,436	¥265,451

For a discussion of commitments, guarantee and contingent liabilities, see Note 29 of “Item 18. Financial Statements.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the maturities of contractual cash obligations as of March 31, 2006.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Contractual cash obligations:
Deposits	¥353,284	¥178,127	¥92,571	¥82,586	¥—
Long-term debt	3,236,055	662,019	1,143,895	1,067,699	362,442
Operating leases	13,968	2,208	3,440	2,175	6,145
Unconditional purchase obligations	18,006	17,998	8	—	—
Unconditional non-cancelable contracts	7,168	3,103	3,165	900	—
Interest rate swaps:
Notional amount (floating to fixed)	364,279	63,499	101,146	164,884	34,750
Notional amount (fixed to floating)	2,955	1,999	956	—	—

Total contractual cash obligations	¥3,995,715	¥928,953	¥1,345,181	¥1,318,244	¥403,337

Other items excluded from the above table are security deposits, trade notes and accounts payable policy liabilities and caps held. The amounts of such items were ¥150,836 million, ¥306,226 million, ¥503,708 million and ¥13,739 million, respectively, as of March 31, 2006. For information on pension plans and derivatives, see Notes 16 and 26 in “Item 18. Financial Statements.” We expect to fund these and other commitments from one, some or all of our diversified funding sources depending on the amount, time to maturity and other characteristics of the commitments.

For a discussion of debt and deposit-related obligations, see Notes 13 and 14 of “Item 18. Financial Statement.”

RECENT DEVELOPMENTS

ECONOMIC CONDITIONS

The world economy showed signs of recovery and expansion throughout this fiscal year in the United States, Europe, and Asia. The US economy expanded as a result of the favorable employment environment and a continuation of steady increases in consumer spending, despite concerns of the effect of a sharp increase in crude oil prices and slowdown in housing investments. The European economy showed signs of recovery as corporate output expanded in the background of strong exports, despite the continued uncertainty surrounding a recovery in consumer spending. In the Asian economy, China continued to achieve high growth despite a slowdown in the expansion of exports and investments that have been driving its economy, while the other Asian countries also saw an overall expansion in their economies.

The Japanese economy improved despite rises in crude oil and raw material prices, as there was a continuation in the expansion of capital expenditures, improvement in the employment environment, an active stock market and increase in consumer spending. As a result, the Bank of Japan moved to end its quantitative easing policy in March 2006 and an end to the deflationary spiral appears within sight.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”). SOP No. 03-3 requires acquired loans to be recorded at fair value and prohibits “carrying over” or creation of valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. SOP No. 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as an impairment. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. We have adopted this SOP in fiscal 2006 (see Note 6 of “Item 18. Financial Statements”).

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

In May 2005, FASB Statement No. 154 (“Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”) was issued. This Statement replaces APB Opinion No. 20 (“Accounting Changes”) and FASB Statement No. 3 (“Reporting Accounting Changes in Interim Financial Statements”), and provides guidance on the accounting for and reporting of accounting changes and error corrections. This Statement requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standards does not include specific transition provisions, unless it is impracticable to do so. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of this Statement will not have a significant effect on our results of operations or financial position.

In November 2005, FSP FAS 115-1 and FAS 124-1 (“The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”) was issued. This FSP provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP is required to be applied to reporting periods beginning after December 15, 2005. We have adopted this FSP in fiscal 2006.

In February 2006, FASB Statement No.155 (“Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No.133 and 140”) was issued. This Statement resolves issues addressed in Statement 133 Implementation Issue No.D1 (“Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”), and amends FASB Statement No.140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125”). This Statement is effective for all financial instruments acquired or issued after the beginning of fiscal year that begins after September 15, 2006. Adoption of this Statement will not have a significant effect on our results of operations or financial position.

In March 2006, FASB Statement No.156 (“Accounting for Servicing of Financial Assets—an amendment of FASB Statement No.140”) was issued. This Statement addresses recognition and measurement of separately recognized servicing assets and liabilities, and amends FASB Statement No.140. This Statement is effective for fiscal years beginning after September 15, 2006. Adoption of this Statement will not have a significant effect on our results of operations or financial position.

RISK MANAGEMENT

OVERVIEW

We consider management of a variety of risks essential to the effective allocation of management resources and to increasing our corporate value in light of the diversification of our business model and the consequent changes in our risk profile. Accordingly, through the development of a credible information network we have designed our risk management system in a manner that permits us to identify, measure, analyze and evaluate our risks, and to set appropriate policies and limits to manage and hedge such risks. In order to measure risk, we have adopted different methods in accordance with the characteristics of the assets and operations associated with each business. We alter the methods used to measure risk as a result of changes in our business model or the business environment.

Risk is monitored for each business and for each type of risk. Our monitoring includes details of where capital is used, analysis of changes over time and deviation from initial plans, and evaluation of profitability with respect to risk capital. Based on individual risks, monitoring also includes progress reports on particular projects and investments, including the status of exit strategies, comprehensive comparative analyses of projections and actual performance, and analyses of changes over time in important targets.

We continuously refine and strengthen our risk monitoring processes. We use the results of our monitoring by making changes to implement more sophisticated risk measurement methods and improve our risk management system.

The results of our monitoring are reported to senior management though the Investment and Credit Committee, and Group Executive Officer Meetings on a quarterly basis and are part of the fundamental data used to make strategic decisions and allocate capital to various businesses.

Systems and Functions Supporting Risk Management

Our risk management system is comprised of five principal functions. The first function consists of the sales and marketing departments. Our sales and marketing staff are responsible for a range of risk management functions, including implementing an initial credit analysis and evaluation with respect to potential transactions, and monitoring risks and managing and collecting problem assets with respect to originated transactions.

At the second function, we have four specialized groups responsible for risk management, consisting principally of the Risk Management Headquarters, which is responsible for evaluating and monitoring transactions proposed by our sales and marketing departments and for monitoring operating assets and risk capital and quantifying risk; the Treasury Department, which is in charge of risk related to procurement of funds; the Legal Department, which is in charge of legal risk; and the Compliance Department, which promotes compliance.

The third function of our risk management system is our Investment and Credit Committee, or ICC, which is comprised of senior management, including the CEO, COO, CFO and the executive officer in charge of investment and credit. The ICC meets on average three times a month primarily to review and approve or reject individual credit transactions and investments that exceed certain specified credit or investment amounts.

Our monthly strategy meetings add a fourth function to our risk management system. These meetings, which are held monthly in principle, perform a particularly important role in the monitoring and control of the various businesses in which we are involved. In these meetings, senior management meets with the executives in charge of individual departments or business units to discuss matters such as the state of achievement of targets and changes in the business environment. Matters discussed in strategy meetings and considered vitally important to our operations are decided on by the ICC and reported to the board of directors as appropriate.

The fifth function of the risk management system is our Group Executive Officer Meetings, which is comprised of our directors, executive officers and group executives. Important information regarding the execution of duties by such officers of ORIX and the results of monitoring related to risk management and problem assets are discussed at such meetings.

Types of Risks Managed

Risk Management of Direct Financing Leases and Installment Loans

The principal risk in direct financing leases and installment loans is the credit risk associated with the customer and its business. Risk management in this field consists of four elements: (i) credit evaluation for each transaction, (ii) management of credit information, (iii) implementation of corrective actions for the management of problem assets and (iv) portfolio management. Our direct financing lease and installment loan businesses are mainly conducted in our Corporate Financial Services segment, The Americas segment and the Asia, Oceania and Europe segment.

Credit Evaluation for Each Transaction

Staff members in ORIX’s sales and marketing departments are authorized to approve individual credit transactions within specific limits, which include both existing and potential new credit, based on the seniority of the relevant staff member. If a proposed transaction exceeds the relevant limit, it must be referred to the Risk Management Headquarters for approval. If the transaction value exceeds the approval limit of the Risk Management Headquarters, the matter is referred to the ICC for approval. In connection with each potential credit transaction, the relevant sales and marketing department and the Risk Management Headquarters each performs a comprehensive customer credit evaluation based on the relevant customer’s financial position, transactional performance and projected cash flow. The evaluation also covers the collateral or guarantees, terms and conditions and potential profitability of the transaction.

The Risk Management Headquarters regularly conducts by-country, by-region and by-industry evaluations to manage exposure to potentially high-risk markets.

Management of Credit Information

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

Corrective Actions for the Management of Problem Assets

We identify and administer problem assets, including debtors who have petitioned for bankruptcy or civil rehabilitation, or other insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose debts are not collected for three months or more, and whose businesses have deteriorated or who are involved in fraud. Preliminary reports on problem assets are prepared and delivered to the Receivables Administration Office and senior management depending on the size of the asset, and all pertinent data on such problem assets are entered into our proprietary database. Our sales and marketing departments work together with our Receivables Administration Office to maintain accurate records of delinquencies and to collect individual problem assets. Collection progress is reported to different levels of management depending on the size of the asset. Furthermore, the Receivables Administration Office regularly makes reports to the Group Executive Officer Meetings regarding overall trends in problem assets and problem assets exceeding a specified amount. Such reports on problem assets exceeding specified amounts includes details on the individual status, balance and amount of expected recovery of these problem assets.

In making collections, we believe an early response is extremely important. When information is received regarding the emergence of problem assets, our Receivables Administration Office takes immediate action, in cooperation with the relevant sales and marketing departments, to take steps to secure collateral or other guarantees and to begin the collection process. The Receivables Administration Office plays an important role in the collection process by drawing on its accumulated experience in collections and working closely with the sales and marketing departments providing such departments with appropriate guidance beginning with early first notices and extending to compulsory legal measures including seizure of collateral pledged against the exposure and other assets.

Portfolio Management

In addition to the risks inherent in each individual credit extension and transaction, our Risk Management Headquarters regularly manages the credit risks associated with portfolios of assets. For example, both in Japan and overseas, we regularly evaluate our asset portfolios involving major borrowers by each transactional category, by industry and by type of collateral or guarantee. We also monitor the state of concentration of specific customers and industries not only by the size of the asset but also by risk capital. We further classify and manage overseas asset portfolios by region, country and other characteristics.

The information described above is reported regularly to the ICC and Group Executive Officer Meetings by the Risk Management Headquarters.

Risk Management of Operating Leases

A principal risk relating to operating leases is the risk of fluctuation of residual value of the leased property. Credit risk management is discussed above. Here we discuss managing the risk of fluctuation of residual value of the leased item, which is a characteristic most significantly of operating leases. Operating leases are mainly located in the Rental Operations segment, the Automobile Operations segment and the Asia, Oceania and Europe segment.

Residual Value Risk Management

In order to control fluctuations in residual value, we monitor inventories of leased items, market environments and the overall business environment.

Some operating lease items such as ships or aircraft are classified as long-lived assets, but may only be leased out for a few years, and we bear the residual value risk for these items. We primarily limit our ship operating leases to general purpose ships that are relatively easier to repossess and re-lease. We finance larger ships that may have specific uses, but do not own them, as we do in the case of operating leases. For aircraft, as a rule, we have limited our inventory primarily to narrow-bodied aircraft, which are relatively versatile and easy to lease. We monitor the market values of these ships and aircraft and sell assets as necessary or desirable to reduce our exposure to downward trends in the market or take advantage of upward trends.

Risk Management of Real Estate-Related Businesses

The activities of our real estate-related operations consist principally of the development of residential condominiums and the development and leasing of commercial real estate, as well as the operation of hotels, golf courses and training facilities, and financing operations for these real estate-related businesses. To accompany the expansion of our real estate-related businesses, we have attempted to create a comprehensive system within the ORIX Group to analyze and evaluate various real estate-related transactions. This business is handled mainly by the Real Estate-Related Finance segment and Real Estate segment.

We attempt to control or mitigate risks associated with our real estate-related businesses by drawing on what we believe are our strengths in the following areas.

•	Experience in Real Estate Operations. We have many years of experience in real estate operations. We believe we have substantial accumulated expertise in evaluating the cash flows of office buildings, commercial buildings and other types of real estate, as well as in evaluating the risks and opportunities inherent in real estate operations.

•	Real Estate Evaluation Specialists. We are able to quickly obtain real estate appraisals and engineering reports from our internal real estate specialists working in the Real Estate Appraisal Group of our Risk Management Headquarters. This group includes a total of 18 certified real estate appraisers and assistant real estate appraisers. In addition, the Construction Management Section of ORIX Real Estate includes 22 certified Class I architects.

•	Credit Evaluation Experience. We believe that we have accumulated substantial know-how in evaluating the credit of prospective tenants, general contractors and other related parties.

•	Access to Information. We have the ability to obtain detailed information relating to various aspects of real estate due to the know-how of subsidiaries that specialize in property management and due diligence with first-hand access to such information.

•	Specialist Cooperation. We believe that we can make quick real estate-related investment decisions because our management structure facilitates close cooperation among a number of our specialist groups, including those responsible for legal, accounting, tax and compliance issues.

Real estate-related business matters are decided by the ICC, which ascertains various risks including reputation risk, taking into account the opinions and valuations of specialized departments based on a number of indices for measuring profitability.

Our real estate portfolios are reported regularly to the ICC and monthly strategy meetings and reporting is based on factors such as the structure of the transaction, type of property and location.

In real estate-related business transactions, we place a heavy emphasis on the monitoring of business strategies and schedules. When changes in plan or fluctuations in revenues or schedules are observed, the business strategy is reevaluated. The evaluation of performance during regular monitoring is also used as an element in the calculation of risk capital.

Additionally, by monitoring risk according to the characteristics of each business in addition to comparing initial projections and actual performance, we work toward controlling or reducing risk. Examples of factors we monitor are, in the case of our non-recourse loan business, the loan-to-value ratio, or LTV ratio, the debt service coverage ratio, the interest spread and any credit enhancements such as equity, interest rate reserves, guaranty etc.; in the case of our residential condominium business, the completed inventory, sales period and profit margin; and in the case of our development, leasing and management operations, the schedule, holding period and profits.

Risk Management of Investment Operations

ORIX is expanding its investment operations in areas such as private equity investment, venture capital investment, and corporate rehabilitation. These businesses are located primarily in the Real Estate segment, Other segment and Asia, Oceania and Europe segment.

In order for us to ensure that the checks and balances in our operations are more effective, we examine new business transactions from perspectives different from those traditionally employed in credit evaluations. For example, we may consider the overall viability of a particular business along with its investment and financing scheme. In order to examine new business transactions from different perspectives, we make use of our accounting, tax, and legal specialists for due diligence such as risk analysis and asset evaluations.

In our investment operations we believe that the monitoring of business strategy and schedules are important elements of risk management. We reexamine our business strategy when we identify changes in factors such as investment strategies and value-enhancing events, or fluctuations in revenues and schedules. Performance evaluation through monitoring is also used as an element in the calculation of risk capital.

Regular reports on our portfolio of investments are made to the ICC and monthly strategy meetings. We use a system whereby changes in distributions in assets and risk capital are identified and analyzed according to different categories, by exit strategy, by transaction period, by transaction balance, by industry, by country, and by investment share, thereby helping us to control and reduce risk.

Risk Management of Investment in Securities

Stock and Bond Valuation Loss Risk Management

Our sales and marketing departments in Japan and Group companies in Japan and overseas that make investments in the equity or debt securities of other companies, along with our Risk Management Headquarters, monitor market trends and the condition of those companies which allows for a quick response to mitigate market risks associated with those investments. A substantial portion of the marketable equity securities we hold consists of those held to maintain our business relationships in Japan. As with general credit risk management, our sales and marketing departments monitor the market environment, operating results and financial condition of the companies in which we invest, and our Risk Management Headquarters provides credit information and industry analysis reports to our sales and marketing departments. Based on information on the unrealized gains or losses of the securities and the probability of companies defaulting on their obligations, our Risk Management Headquarters makes recommendations, which may include the sale of securities or the conduct of more detailed analysis of particular companies.

In connection with investments in securities by ORIX Life Insurance in Japan and ORIX USA Corporation, or OUC, in the United States, our investment departments regularly monitor interest rate policy, economic conditions, and securities and financial market trends. We also analyze on a daily basis price movements of securities, profits and losses on each investment and financial conditions of companies in which we invest and other factors. Our risk management departments review and compare daily reports against internal guidelines, and macro and microeconomic conditions, while the risk management departments also verify that our guidelines are being followed properly. The investment departments take actions based on our approved guidelines for conducting sales of securities to recognize gains, to reduce losses and to reduce positions.

Risk Management Relating to Funds Procurement

Liquidity Risk Management

We manage liquidity risk by diversifying our funding sources, establishing committed credit lines with financial institutions and adjusting levels of short- and long-term funding taking into consideration prevailing market conditions. We also recognize and manage liquidity risk through asset-liability risk management.

Interest Rate Risk Management and Exchange Rate Risk Management

We manage interest rate and exchange rate risks related to our assets and liabilities. In order to deal appropriately with these risks, policies are determined by the ICC for asset-liability management (“ALM”), and reports on the present status of our risk profile based on the ALM policy and discussions on future responses are carried out at the Monthly Strategy Meetings. In addition, we have set up rules and guidelines in relation to ALM. The guidelines specify risk management methods and responses in detail. A report concerning ALM is prepared monthly and submitted to the executive officer in charge of the Treasury Department and our CFO. The report includes ALM conditions of our principal overseas subsidiaries. Furthermore, our Risk Management Headquarters monitors ALM through monthly ALM reports.

Derivative Risk Management

We use derivative transactions as hedges for the appropriate management of interest rate and exchange rate risks. We have established a set of derivative transaction management rules for the entire ORIX Group to recognize and manage these risks properly. Furthermore, each company of the ORIX Group, which conducts derivative transactions, has, under the rules, established derivative transactions management guidelines. In accordance with the guidelines, we specify procedures for the conduct of derivative transactions, methods of reporting such transactions and methods for evaluating the effectiveness of hedges; and we have allocated responsibility for execution of derivative transactions, evaluation thereof and certain administrative tasks relating thereto to separate departments, thereby establishing a system of internal controls. We use derivative transactions such as interest rate swaps and interest rate caps for the purpose of hedging interest rate risk, and forward exchange contracts and foreign currency swaps for the purpose of hedging exchange rate risk.

Legal Risk Management

Transactional legal risk is a major type of legal risk that we face in our business. Transactional legal risk includes the risk that the contracts into which we enter contain unintended conditions, are not legally effective or cannot be carried out as stipulated in the contract, or that the transactions in which we participate involve activities that violate, or are not in strict compliance with, applicable laws. When we consider a new transaction, new product development or other new business activities, our risk management system requires an examination of these types of legal risks.

In an attempt to prevent and mitigate such legal risks, we require that our Legal Department be involved in transactions from the early stages when a transaction is first considered through the documentation process in which transaction-related contracts are prepared for internal review and final approval. Contracts may not be approved internally unless they follow our prescribed rules and guidelines. Our Legal Department is also involved in the process for the approval of such contracts. Depending on the size and importance of a given transaction, we may also utilize the expertise of outside lawyers.

We monitor possible changes in the law, as information becomes available. As necessary or appropriate, we may also initiate preparatory measures to address the requirements of new laws that are expected to take effect in the future and implement steps to ensure that we are, and continue to be, in compliance with new laws as they take effect.

To ensure that proper legal procedures are followed in connection with legal disputes and litigation, we require that our Legal Department be involved in such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties. Lawsuits are reported to the Group Executive Officer Meetings regularly.

Operational Risk Management

As our business has expanded in recent years, the importance of operational risk management has increased as a significant component of overall risk management. Operational risk refers generally to risks arising in connection with the computer networks that we use, the administrative procedures and day-to-day operational procedures that we have established and any breakdown in these networks or procedures, or the systems that support them. As part of operational risk management, we are attempting to further strengthen our internal control and compliance functions.

Specific steps taken by us to strengthen internal control, and manage and reduce operational risk, include evaluation and monitoring of risk by the Risk Management Headquarters, monitoring of administrative processes by the Internal Audit Department, and maintenance and improvement of internal control systems relating to financial reporting and continuous upgrading of computer systems by ORIX Computer Systems.

The Internal Audit Department monitors the effectiveness and efficiency and compliance with applicable rules and regulations by our various operations; the status of improvements to and compliance with our internal rules; and the status of self-evaluations based on an annual internal audit plan that focuses on material risks.

Additionally, for strengthening compliance functions, the Compliance Department has distributed to all employees in Japan and higher-ranking officers in its overseas subsidiaries a compliance manual prepared in fiscal 2001. We began compliance training in fiscal 2002, and by implementing annual compliance training thereafter, employees have been trained and their awareness of the importance of compliance has increased. By checking internal recognition levels regarding compliance requirements and analyzing the results of such checks, we make improvements to construct a more effective compliance system.

RISK MANAGEMENT OF INDIVIDUAL BUSINESSES

In addition to the risk management activities described above, we also seek to manage risk specific to our individual businesses, including those described below.

Housing Loans

ORIX Trust and Banking specializes in providing three main types of housing loans: (i) housing loans for self-occupancy purposes; (ii) loans for the purchase of one-room condominium units for investment purposes; and (iii) loans for the purchase of rental apartment buildings.

ORIX Trust and Banking carries out a detailed examination of each potential client’s ability to repay in line with such client’s particular lifestyle after conducting an in-person interview. In addition, we evaluate relevant real estate market information and estimate cash flows to be derived from the real estate property and the value of the collateral.

When we make housing loans to individuals for the purchase of property for self-occupancy purposes, we place particular emphasis on the stability of the borrower’s disposable income and analyze the existence of other debts and expenses.

Borrowers of our housing loans provided for the purchase of single condominium units for investment purposes are primarily doctors, civil servants and managers from listed companies with relatively high salaries. We carry out stress tests on borrowers that have several properties to determine the extent to which the rental income can decline before they will be unable to make their payments.

Before we make a loan to finance the purchase of an apartment building, we perform a rental simulation to estimate vacancy rates based on the surrounding market, the impact of a rise in interest rates and the future costs. Through this simulation, we evaluate the potential borrower’s ability to repay.

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

Consumer Card Loans

We provide non-collateralized consumer card loans with limits in principle ranging from ¥500,000 to ¥3 million, although existing customers with higher credit standing may be eligible for loans of up to ¥5 million. Based on long-term experience and a proprietary scoring system, we make the initial evaluation of a potential customer based on income level, past credit quality, other debt and other factors that may affect the borrower’s ability to repay.

We also carry out intermediate credit evaluations, which enable us to further monitor the state of a customer’s loan contracts.

Life Insurance

We believe a life insurance company must have a stable source of earnings to pay future insurance claims. Our life insurance business, conducted through ORIX Life Insurance, invests in assets, which target income levels sufficient to cover such claims. The assets in which we invest, however, are exposed to a number of risks, including credit risk, market risk and liquidity risk.

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

Market Risk Related to Life Insurance

In order to address market risks, we generally match the duration of our life insurance-related assets with our life insurance-related liabilities as part of our ALM system. However, as present interest rates are very low, we have intentionally maintained a shorter duration for assets than for liabilities in order to hedge against a rise in interest rates. Also, we calculate value-at-risk for each different asset category and attempt to manage the degree of permissible risk while monitoring this calculation.

Liquidity Risk Related to Life Insurance

We control the maturity of new life insurance-related assets we acquire in a manner that avoids the creation of a cash shortage at a specific point in time, based upon the degree of matching, from an ALM perspective, between future cash flows from insurance policies and future cash flows from life insurance-related assets.

United States

Our operations in the United States are involved in several business areas, including corporate finance, investment banking, real estate development, CMBS transactions and direct financing leasing. Our subsidiaries in the United States employ their own unique risk management systems in addition to our comprehensive risk management system.

The organizational structure of the risk management function at each of our principal subsidiaries in the United States includes dedicated credit evaluation staff in the sales and marketing departments and independent risk management staff who manage portfolio and credit risks. Depending on the amount, credit approval limits for new transactions require in principle the joint approval of senior management of our subsidiaries in the United States, which include senior ORIX management stationed there, while transactions over a certain amount require approval of the ICC. In addition, we have a system of checks in place in which the details of overseas monitoring of individual transactions and portfolios are reported to our Risk Management Headquarters.

For new transactions, we employ internal credit risk ratings as a method to continuously monitor individual transactions at the time of, and after, origination. Guidelines of credit ratings are set in accordance with the characteristics of the operations associated with each business.

After a transaction has been completed, each unit is responsible for reporting changes in individual risk ratings. Specific reserves and provisioning requirements are determined at quarterly risk management review meetings. Results of these review meetings are reported to our CEO and the executive officer responsible for overseas activities.

Houlihan Lokey Howard & Zukin, or Houlihan Lokey, an investment bank that became a division of our US subsidiary in January 2006, provides advisory services on mergers and acquisitions, business valuations and financial restructuring, and seeks to identify, assess and monitor each risk in accordance with defined policies and procedures.

The core of Houlihan Lokey’s risk management process includes: (i) various commitment committees that establish standards and procedures for taking on projects; (ii) various opinion committees that review all valuation and advisory opinions; and (iii) senior management that evaluate the risks of individual transactions within the larger context of an overall risk profile.

Houlihan Lokey’s senior management and various risk management committees are then integrated into the overall risk management framework of our US operation.

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

Item 6. Directors, Senior Management and Employees

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

BOARD OF DIRECTORS

ORIX’s board of directors has the ultimate decision-making responsibility for our important affairs. It also monitors the performance of the directors and executive officers, and receives performance reports from the executive officers. The articles of incorporation of ORIX provide for no less than three directors. Directors are elected at general meetings of shareholders. The term of office for any director, as stipulated under the Company Law of Japan, or the Company Law, for companies that adopt a “Company with Committees” board model, expires at the close of the first annual general meeting of shareholders after his or her election.

Since the June 1997 establishment of an Advisory Board, which included experienced and resourceful individuals from outside the Company, ORIX has strengthened its corporate governance framework with the aim of objectively determining whether its business activities are emphasizing the interests of its shareholders. In June 1998, we introduced a Corporate Executive Officer system to help separate strategic decision-making functions from day-to-day administrative operations. In June 1999, ORIX reduced the number of members on its Board of Directors, arranged for three Advisory Board members to fill two positions as independent directors and one position as an advisor to the Board, and phased out the Advisory Board. In addition, the Nominating Committee and the Compensation Committee were established to operate as support units for the Board of Directors.

At the 40th annual general meeting of shareholders held on June 25, 2003, shareholders of ORIX passed a resolution to amend ORIX’s articles of incorporation and allow the Company to adopt a “Company with Committees” board model, which became possible as a result of amendment to the Law for Special Provisions for the Commercial Code of Japan, or the old Commercial Code, effective on April 1, 2003. The Company with the Committees board model replaced the former system that required corporate auditors to monitor the board on behalf of shareholders.

When the Company Law came into effect on May 1, 2006, ORIX automatically became a company with a revised “Company with Committees” board model under the related enacting provisions for the Company Law, through which any company with a “Company with Committees” board structure under the old Commercial Code was deemed to have amended its articles of incorporation, to include a provision regarding the structure of the board of directors, committees and accounting auditors. There are no substantial differences between the system for companies with a “Company with Committees” board model under the old Commercial Code and the revised system for companies with a “Company with Committees” board model under the Company Law.

This Company with Committees board model, as stipulated under the Company Law, requires the establishment of three committees, the Audit, Nominating and Compensation Committees, composed of members of the board of directors. Each committee is required to consist of three or more directors, a majority of whom must be “outside” directors. Directors may serve on more than one committee. The term of office of committee members is not stipulated under the Company Law. However, as a committee member must be a director of the company, the term expires at the close of the first annual general meeting of shareholders after his or her election.

Under the Company Law, an “outside” director is defined as a director who does not have a role in executing the company’s business, who has not assumed the position of director, executive officer (shikkou-yaku), manager or any other employee with the role of executing the business of the company or its subsidiaries in the past, and who does not assume the position of director or executive officer of such subsidiaries or manager or any other employee of such company or subsidiaries with the role of executing the business thereof. Although not required by the Company Law, each committee of ORIX is currently chaired by an outside director.

Under the Company with Committees board model, the board of directors carries out decisions on the day-to-day administration related to items that, either as a matter of law or dictated by our articles of incorporation, cannot be entrusted to executive officers, and important items as determined by the regulations of the board of directors. With the exception of the aforementioned items, the board of directors may delegate substantial management authority to executive officers under this system. Executive officers make decisions on management issues as delegated by the board of directors and perform the business of the company. For example, the board may delegate to executive officers the authority to approve issuances of shares of capital stock and bonds. In addition, the Company Law permits an individual to simultaneously be a director and an executive officer of the company.

From April 1, 2005 through March 31, 2006 the Board of Directors met nine times. The attendance rate of directors for these meetings was 92%.

The Board of Directors includes 11 members, five of whom are outside directors.

Audit Committee

Under the Company with Committees system, the directors of the Company that compose the Audit Committee are not permitted to be executive officers, executive directors, managers, any other employees or accounting counselors (kaikei san-yo) of the Company or its subsidiaries. Under the Company with Committees board model, the Audit Committee generally has powers and duties that are similar to those given to corporate auditors. This includes responsibility for monitoring the performance of the directors and executive officers in the performance of their duties, as well as the right to propose the appointment or dismissal, or to pass resolutions for refusing reappointment of the Company’s certified public accountants at the annual general meeting of shareholders. Any proposal for appointment or dismissal of a certified public accountant needs to be submitted to a general meeting of shareholders for approval. In furtherance of its responsibilities, the Audit Committee has the power to request a report of their business operations from any director, executive officer, manager or other employee at any time, and to inspect for itself the details of the Company’s business operations and financial condition.

The Audit Committee decides the person responsible in each department who will report to the Audit Committee, and evaluates the administration of executive officers and internal controls of the Company by considering the following five points: First, the Audit Committee confirms the report related to the results of the audit and items indicated for improvement that has been prepared by the executive officer responsible for the corporate audit. Second, the Audit Committee engages in discussions which are the basis of our business strategy, after it receives explanations from the heads of each business department and presidents of group companies that focuses, in particular, on risk control. Third, the Audit Committee confirms the business environment through reports, which it receives from the executive officer responsible for the accounting department, which covers the revenue composition of each department and any problem areas related to the business. Fourth, the Audit Committee confirms the quarterly reports regarding the direction of the company and the execution of important business matters that it receives from the representative executive officer. Fifth, the Audit Committee confirms the reports that it receives from the public accounting firm regarding whether there are any material items relating to the audit.

The Audit Committee Secretariat was established to provide advice to the Audit Committee regarding the execution of its duties.

The Audit Committee met eight times from April 1, 2005 through March 31, 2006. The attendance rate of these meetings was 96%.

Three members that include Teruo Ozaki (Chairman), Yoshinori Yokoyama and Hirotaka Takeuchi comprise the Audit Committee. All three members are outside directors.

Nominating Committee

The Nominating Committee is authorized to propose the slate of director appointments or dismissals to be submitted to the annual general meeting of shareholders . Directors are elected from a list of candidates at the annual general meeting of shareholders. In addition, the Nominating Committee deliberates on the appointment or dismissal of our executive officers and group executives, although this is not required under the Company Law.

From April 1, 2005, through March 31, 2006, the Nominating Committee met six times. The attendance rate of these meetings was 100%.

Five members that include Hirotaka Takeuchi (Chairman), Paul Sheard, Takeshi Sasaki, Teruo Ozaki and Yoshihiko Miyauchi comprise the Nominating Committee. Four of the five members are outside directors.

Furthermore, the Nominating Committee determines whether the conditions necessary for director independence have been met in accordance with nomination criteria for outside directors. Presently all outside directors meet the necessary conditions, which are:

•	No individuals, who have received more than ¥ 10 million in annual compensation, excluding their compensation as directors, from us or the ORIX Group companies, may be considered for the position of outside director.

•	No individuals, who are currently serving as a director for us or any of the ORIX Group companies, may be considered for the position of outside director.

•	There must be no material conflict of interest or any possible conflict of interest that might influence the individual’s judgment in performing their duties as an outside director.

Compensation Committee

The Compensation Committee has the authority to set the policy for determining compensation for directors and executive officers in accordance with the Company Law and to set the specific compensation packages (including all bonuses and other financial remuneration provided as compensation for the performance of their duties as directors or executive officers) for each individual director and executive officer. Compensation information is disclosed in accordance with the Company Law.

Policy of determining individual compensation (packages) of directors and executive officers.

Our business objective is to increase shareholder value over the medium- and long-term. We believe in each director and executive officer responsibly performing his or her duties and in the importance of cooperation among different business units in order to achieve continued growth of the ORIX Group. The Compensation Committee at ORIX believes that in order to accomplish such business objectives, directors and executive officers should place emphasis not only on performance during the current fiscal year, but also on medium- and long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, we take such factors into account when making decisions regarding the compensation system and compensation levels for our directors and executive officers. Taking into consideration this basic policy, we have established separate policies for the compensation of directors and that of executive officers in accordance with their respective roles.

Compensation Policy for Directors

The compensation policy for directors who are not also executive officers aims for a level and composition of compensation that is effective in maintaining supervisory and oversight functions of business operations, which is the main duty of directors. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on duties performed, a compensation component of shares, and stock options. The shares component of compensation is a system in which points are annually allocated to directors and executive officers based upon prescribed standards and the compensation provided is the amount equal to the accumulated number of points multiplied by the stock price at the time of retirement. Under this system, directors and executive officers have an obligation to purchase shares from the company at the stock price that prevails at the time of their retirement using the after-tax compensation provided.

Compensation Policy for Executive Officers

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while incorporating in its composition a component that is linked to current period business performance. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed component based on positions and duties performed, a performance-linked component, a shares component of compensation as described above, and stock options.

From April 1, 2005 through March 31, 2006, the Compensation Committee met six times to determine policies. The attendance rate of these meetings was 93%.

The Compensation Committee is comprised of three members that include Yoshinori Yokoyama (Chairman), Takeshi Sasaki and Teruo Ozaki. All three members are outside directors.

AUDITORS’ INDEPENDENCE

The ORIX Group must appoint independent certified public accountants, who have the statutory duty of examining the non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP. The independent certified public accountants must present an auditor’s report to the Audit Committee and the executive officers specified by the board of directors. The independent certified public accountants are also responsible for auditing financial statements that are submitted to the Office of the Prime Minister of Japan. The board of directors is required to submit the audited consolidated and non-consolidated financial information to the annual general meeting of shareholders, while audited consolidated and non-consolidated financial information is required to be submitted to the Tokyo Stock Exchange, the Osaka Securities Exchange and to the Office of the Prime Minister.

Presently, our independent certified public accountants are KPMG AZSA & Co., the Japan member firm of KPMG International, a Swiss cooperative, or KPMG. The independence of KPMG AZSA & Co. has been considered and confirmed by our audit committee. The audit committee also confirmed that no management-level individuals are currently seconded to or from KPMG AZSA & Co. However, Mr. Teruo Ozaki, a member of our audit committee was previously a partner of KPMG AZSA & Co. until September 2003.

In addition to the non-consolidated financial statements that are prepared under Japanese GAAP, we also prepare consolidated financial statements in accordance with accounting principles generally accepted in the United States, or US GAAP. US GAAP consolidated financial information is used by management for evaluating our performance and forms the basis for presentation of financial information to our shareholders. The consolidated financial statements prepared in accordance with US GAAP that are reported at the annual general shareholders meeting and included in this annual report filed with the United States Securities and Exchange Commission, or the SEC, have been audited by KPMG AZSA & Co. Since ORIX is listed in the United States, its independent accountant is required to be registered with the PCAOB, and KPMG AZSA & Co., has been so registered.

In the opinion of management, the provision of non-audit services did not in any way influence the independence of the audits conducted by KPMG AZSA & Co. because management took full responsibility for decisions relating to the activities affected by these services and KPMG AZSA & Co. and its affiliates did not assume any of the management authority and duties.

THE DIRECTORS

The directors of ORIX as of June 20, 2006 are as follows:

Name	Title	Year first appointed	Shareholdings as of June 27, 2006
Yoshihiko Miyauchi	Director, Representative Executive Officer, Chairman and Chief Executive Officer	1970	39,375
Yasuhiko Fujiki	Director, Representative Executive Officer, President and Chief Operating Officer	1994	6,942
Shunsuke Takeda	Director, Vice Chairman and Chief Financial Officer	1993	2,400
Hiroaki Nishina	Director, Deputy President	1993	3,273
Kenji Kajiwara (1)	Director, Deputy President	2004	1,947
Yukio Yanase	Director, Deputy President	2005	279
Yoshinori Yokoyama	Outside Director, Auditor, Industrial Revitalization Corporation of Japan, Director (Non-Executive), Sumitomo Mitsui financial Group, Director (Non-Executive), Sumitomo Mitsui Banking Corporation	2002	600
Paul Sheard	Outside Director, Managing Director & Global Chief Economist, Lehman Brothers	2003	1,500
Hirotaka Takeuchi	Outside Director, Dean, Hitotsubashi University, Graduate School of International Corporate Strategy Director (Non-Executive), Trend Micro Incorporated	2004	0
Takeshi Sasaki	Outside Director, Professor, Gakushuin University, Outside Director, East Japan Railway Company, Chair, Labo International Exchange Foundation	2006	0
Teruo Ozaki	Outside Director, Certified Public Accountant, Teruo Ozaki & Co., Outside Director, KIRIN BREWERY COMPANY, LIMITED, Outside Director, Tokai Rubber Industries, Ltd., Outside Director, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Outside Director, DAIKYO INCORPORATED	2006	0

(1)	Kenji Kajiwara was first appointed a director of ORIX in 1993. He left ORIX between 2001 and 2004 to accept a director position on the board of Aozora Bank, Ltd., a company in which ORIX has an equity stake. In 2004, he left Aozora Bank and was reelected to the ORIX board of directors.

Except for Yoshinori Yokoyama, Paul Sheard, Hirotaka Takeuchi, Takeshi Sasaki and Teruo Ozaki, all of the directors are engaged in our business on a full-time basis.

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

Miyauchi is a strong proponent of deregulation and serves as the President of the Council for Promoting Regulatory Reform (an organization that reports directly to the Cabinet) and is a Vice Chairman of the Board of

Councillors for the Nippon-Keidanren (Japan Business Federation). He also has directorships on the boards ofAozora Bank, Ltd., SHOWA SHELL SEKIYU K.K, Sony Corporation, DAIKYO INCORPORATED, Sojitz Corporation and ACCESS Co., Ltd..

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

Director

Deputy President

Osaka Group Representative

Domestic Sales Headquarters/Osaka Head Office

Kenji Kajiwara joined Nomura Securities, Co., Ltd. in 1968 before entering ORIX in 1971. After being appointed the General Manager of the Office of the President in 1991 he became a Director in 1993 and was also appointed the Officer in charge of the Office of the President. In 1997, he became the Deputy Head of the Kinki (Osaka) Sales Headquarters. Kajiwara also became a Corporate Executive Officer in 1998 and was appointed a Corporate Senior Vice President in June 2000. From September 2000, he became a Senior Executive Officer of The Nippon Credit Bank, Ltd. (currently Aozora Bank, Ltd.) and was made a Senior Managing Director in June 2001. In April 2004, Kajiwara was appointed a Director of the Aozora Bank, Ltd. and Advisor to ORIX. In May 2004, he returned to ORIX and was promoted to the position of Corporate Executive Vice President, named Head of the Tokyo Sales Headquarters and made the Officer in charge of the Asset Administration Department. In June 2004, Kajiwara was also appointed a Director. In February 2005, he was promoted to Deputy President as well as the Osaka Group Representative and put in charge of the Domestic Sales Headquarters and Osaka Head Office.

Kajiwara was born on September 11, 1945 and graduated from the Osaka City University School of Economics in 1968.

Yukio Yanase

Director

Deputy President

Responsible for Overseas Activities

Alternative Investment & Development Headquarters

Office of the President

Yukio Yanase joined the Saitama Bank (now Resona Bank, Limited) in April 1968 and held a number of positions within the bank covering such areas as human resources, international business activities, risk management, corporate planning and corporate communications and investor relations activities, before becoming President of the bank in October 2001. In October 2002 he became a Director and Deputy President of Resona Holdings, Inc.

Yanase joined ORIX in November 2003 as an Advisor and became the Corporate Executive Vice President in charge of the Office of the President in February 2004. He was also appointed the Executive Officer responsible for overseas activities in May 2004 in addition to his responsibilities for the Office of the President. In February 2005, Yanase was appointed Deputy President and added the Alternative Investment & Development Headquarters to his duties and in June 2005 he was also made a Director.

Yanase was born on June 15, 1944 and graduated from Waseda University’s School of Law in 1968.

Yoshinori Yokoyama

Outside Director, ORIX Corporation

Auditor, Industrial Revitalization Corporation of Japan

Director (Non-Executive), Sumitomo Mitsui Financial Group

Director (Non-Executive), Sumitomo Mitsui Banking Corporation

Yoshinori Yokoyama completed his architectural training at the University of Tokyo in 1966 before taking a position in the Kunio Maekawa & Associates. He earned a MArch in Urban Design at the Harvard Graduate School of Design in 1972 and joined Davis, Broady & Associates in 1973. He obtained an MBA from the Sloan School of Management at MIT and joined McKinsey in 1975. He served as a Director at McKinsey from 1987 to 2002. Yokoyama also served as a Senior Fellow at the Research Institute of Economy, Trade and Industry, IAI from 2002 to 2004. Yokoyama was appointed as an Auditor to the Industrial Revitalization Corporation of Japan in April 2003. In June 2006, Yokoyama was appointed a Director (Non-Executive) at Sumitomo Mitsui Financial Group and Sumitomo Mitsui Banking Corporation.

Yokoyama first became a member of ORIX Corporation’s Advisory Board in June 1997 before becoming a Director in June 2002. Yokoyama became an Outside Director under a Company with Committees board model in June 2003.

Yokoyama was born on September 16, 1942 in Hiroshima Prefecture.

Paul Sheard

Outside Director, ORIX Corporation

Managing Director & Global Chief Economist

Lehman Brothers

After obtaining a Ph.D. in Japanese Economy in 1986 from the Australian National University, Sheard took up a postdoctoral fellowship and later a faculty position at the Australian National University and in July 1993 joined the faculty of Osaka University. In January 1995, he joined Baring Asset Management as the Strategist of the Japan Investment Team and was promoted to the position of Head in September 1997. Sheard joined Lehman Brothers as Managing Director and Chief Economist Asia in September 2000 and was appointed as an Outside Director to ORIX under the “Company with Committees” board model in June 2003. Sheard was appointed Global Chief Economist of Lehman Brothers in April 2006.

Paul Sheard was born in 1954 in Adelaide, Australia and graduated with a Bachelor of Arts (Honours) from Monash University in 1981, and earned a Ph.D. in Japanese Economy in 1986 and a Master of Economics in 1988 from the Australian National University.

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

Takeuchi became a Corporate Auditor of ORIX in June 2000, resigned in June 2003, and was then appointed an Outside Director, ORIX Corporation in June 2004.

Takeuchi’s publications include Kigyo no Jiko Kakushin ( Self-innovation of Firms), Chuo Koron Publishing Corporation (co-authorship); Ishitsu no Manejimento ( Management of Heterogeneity), Diamond Publishing Corporation (co-authorship); Besuto Purakutisu Kakumei (Best Practice Revolution), Diamond Publishing Corporation; The Knowledge-Creating Company, Oxford University Press (co-authorship); Chishiki Sozo Kigyo, Toyo Keizai Inc. (co-authorship); Can Japan Compete, Basic Books (co-authorship); Nihon no Kyoso Senryaku (co-authorship); and Hitotsubashi on Knowledge Management, John Wiley (co-authorship).

Takeuchi was born on October 16, 1946 and he graduated from the International Christian University in 1969. He then went on to receive an MBA in 1971 and a Ph.D. in 1977 from the Graduate School of Business Administration at the University of California, Berkeley.

Takeshi Sasaki

Outside Director, ORIX Corporation

Professor, Gakushuin University

Outside Director, East Japan Railway Company

Chair, Labo International Exchange Foundation

Takeshi Sasaki became a research assistant at The University of Tokyo Faculty of Law in 1965 after graduating from the same faculty and held several positions within the university until he was appointed president in April 2001 where he presided until April 2005. He became a member of the Board of Councilors for the National Institution for Academic Degrees and University Evaluation in July 2001 where he served until March 2006. In June 2003, Sasaki was also appointed chairman of The Japan Association of National Universities. In December 2004, Sasaki was selected as a member of The Advisory Council on the Imperial House Law. In April 2005, Sasaki was appointed a professor of Gakushuin University’s Faculty of Law, Department of Politics. In June 2006, he was appointed as an outside director to East Japan Railway Company and Chair of the Labo International Exchange Foundation.

Sasaki was made an advisor to ORIX in July 2005 and was appointed an Outside Director in June 2006.

He was born on July 15, 1942 and graduated from The University of Tokyo Faculty of Law in 1965.

Teruo Ozaki

Outside Director, ORIX Corporation

Certified Public Accountant, Teruo Ozaki & Co.

Outside Director, KIRIN BREWERY COMPANY, LIMITED

Outside Director, Tokai Rubber Industries, Ltd.

Outside Director, The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Outside Director, DAIKYO INCORPORATED

Teruo Ozaki joined Arthur Andersen Tokyo Office in 1968 and became a CPA in 1974. He became a representative partner of Eiwa Audit Corporation in 1984 and a representative partner of Inoue Saito Eiwa Audit Corporation in 1991. Ozaki became a representative partner of Asahi & Co. (presently KPMG AZSA & Co.) in 1993, an executive partner in 1999 and a deputy managing partner from January 2002 through May 2003. He retired from KPMG AZSA & Co. in September 2003 and opened Teruo Ozaki & Co. in October 2003. In 2004,

Ozaki became an outside director to KIRIN BREWERY COMPANY, LIMITED, Tokai Rubber Industries, Ltd., and The Bank of Tokyo-Mitsubishi UFJ, Ltd. In 2005, he also became an outside director to DAIKYO INCORPORATED.

Ozaki was made an advisor to ORIX’s Audit Committee in August 2004 and was appointed an Outside Director in June 2006.

He was born on December 29, 1944 and graduated from Yokohama National University Faculty of Economics in 1968.

EXECUTIVE OFFICERS

In 1998, ORIX implemented a “corporate executive officer” system, which was adopted voluntarily to help separate strategic decision-making functions from day-to-day administrative operations. Under this system, the board of directors were mainly responsible for the strategic decision-making function of ORIX’s operations while the corporate executive officers were responsible for carrying out the decisions made by the board of directors. Also, a “group executive” system was set up to share information with management of certain subsidiaries.

With the adoption in June 2003 of the new corporate governance “Company with Committees” board model, “executive officers” were nominated as stipulated under the old Commercial Code of Japan. Before the adoption of the “Company with Committees” board model, the term shikkou yakuin (corporate executive officer) was used by us to refer to those executives responsible for executing the decisions made by the board of directors, but there was no specific Japanese law covering the responsibilities and duties of corporate executive officers as this system was voluntarily adopted. Pursuant to the old Commercial Code of Japan, our executive officers under the “Company with Committees” system now bear responsibilities to the Company and to third parties, as the case may be, in a manner similar to the responsibilities borne by directors of companies that still employ a traditional corporate governance system.

When the Company Law came into effect on May 1, 2006, the Company became a “Company with Committees” board model under the Company Law. There is no substantial difference between a “Company with Committees” board model under the Commercial Code of Japan and under the Company Law.

The representative executive officer makes our important business execution decisions after deliberations by the Investment and Credit Committee in accordance with the various regulations of the Company. The business execution duties of executive officers is decided by the board of directors and the representative executive officer and these duties are carried out based upon the various regulations of the Company.

Important decision making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies:

Investment and Credit Committee

The Investment and Credit Committee, or ICC, which includes the CEO, COO, CFO and the executive officer in charge of investment and credit meets on average three times a month primarily to deliberate and decide on credit transactions and investments that exceed certain specified credit or investment amounts, important matters related to management of the Company and matters that have been entrusted to executive officers by the board of directors. Matters considered crucial to our operations are decided on by the ICC and reported to the board of directors as appropriate.

Monthly Strategy Meetings

Monthly Strategy Meetings include meetings between top management and the individuals in charge of individual departments and business units to discuss matters such as the state of achievement of strategic targets and changes in the business environment. These meetings are held on a regular basis and perform a particularly important role in the monitoring and control of the various businesses of the ORIX Group.

Group Executive Officer Meetings

The Group Executive Officer Meetings, in which executive officers and group executives of the Company participate, are held on a monthly basis to share important information related to the business execution of the ORIX Group.

The executive officers of the ORIX Group as of June 20, 2006, unless otherwise described, are as follows:

Name	Title	Areas of duties	Shareholdings as of June 27, 2006
Yoshihiko Miyauchi	Chairman and Chief Executive Officer		39,375
Yasuhiko Fujiki	President and Chief Operating Officer		6,942
Shunsuke Takeda	Vice Chairman and Chief Financial Officer		2,400
Hiroaki Nishina	Deputy President	Real Estate Business Headquarters; President, ORIX Real Estate Corporation	3,273
Kenji Kajiwara	Deputy President	Osaka Group Representative, Domestic Sales Headquarters/Osaka Head Office	1,947
Yukio Yanase	Deputy President	Responsible for Overseas Activities, Alternative Investment & Development Headquarters, Office of the President	279
Hiroshi Nakajima	Corporate Executive Vice President	Risk Management Headquarters, Receivables Administration Office	3,730
Takeshi Sato	Corporate Executive Vice President	Chairman, ORIX USA Corporation	7,146
Masahiro Matono	Corporate Executive Vice President	OQL Headquarters, Asset Administration Department, Regional Business Department, President, Callcenter Corporation	1,260
Masaru Hattori	Corporate Executive Vice President	Corporate Planning Office	1,705
Nobuyuki Kobayashi	Corporate Senior Vice President	Human Resources & Corporate Administration Headquarters	5,420
Akira Fukushima	Corporate Senior Vice President	IT Business Headquarters, President, ORIX Computer Systems Corporation	2,513
Hiroshi Nakamura	Corporate Senior Vice President	Legal Department, Compliance Department, Internal Audit Department	1,560
Shintaro Agata	Corporate Senior Vice President	Treasury Department	1,140
Hideaki Morita	Corporate Senior Vice President	Kinki (Osaka) Sales Headquarters, Administration Center	2,740

Name	Title	Areas of duties	Shareholdings as of June 27, 2006
Makoto Inoue	Corporate Senior Vice President	Alternative Investment & Development Headquarters	1,000
Kozo Endo	Executive Officer	Human Resources & Corporate Administration Headquarters	1,500
Yoshiyuki Yoshizumi	Executive Officer	Tokyo Sales Headquarters	1,565
Masayuki Okamoto	Executive Officer	Investment Banking Headquarters	800
Tadao Tsuya	Executive Officer	Accounting Department, President, ORIX Management Information Center Corporation	68
Haruyuki Urata	Executive Officer	Office of the President	1,332
Kazuo Kojima	Executive Officer	Real Estate Finance Headquarters, Special Investment Group, Finance Department II, Securitized Products Office	628
Yuki Ohshima	Executive Officer	International Headquarters	981
Yuichi Kawamura	Executive Officer	District Sales Headquarters, Chairman, ORIX Kitakanto Corporation	583
Eiji Mitani	Group Senior Vice President	President, ORIX Auto Corporation	1,250
Tamio Umaki	Group Executive	President, ORIX Rentec Corporation	5,672
Yutaka Okazoe	Group Executive	Deputy President, ORIX Real Estate Corporation	500
Tetsuo Matsumoto	Group Executive	Deputy President, ORIX Real Estate Corporation	1,700
Izumi Mizumori	Group Executive	President, ORIX Life Insurance Corporation	536
Yoshiyuki Yamaya	Group Executive	President, ORIX Credit Corporation	550

EMPLOYEES

As of March 31, 2006, we had 15,067 full-time employees, compared to 13,734 as of March 31, 2005 and 12,481 as of March 31, 2004. We employ 1,650 staff in the Corporate Financial Services segment, 1,751 staff in the Automobile Operations segment, 889 staff in the Rental Operations segment, 648 staff in the Real Estate Finance segment, 1,809 staff in the Real Estate segment, 464 staff in the Life Insurance segment, 2,713 staff in the Other segment, 1,200 staff in the Americas segment, 1,971 staff in the Asia, Oceania and Europe segment and 1,972 staff as part of our headquarters function as of March 31, 2006. With the exception of the Americas segment and the Asia, Oceania and Europe segment all other staff are located in Japan. As of March 31, 2006, we had approximately 3,500 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.

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

ORIX and some of its subsidiaries have established contributory and non-contributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. In addition, until June 2003, directors and corporate auditors of ORIX received lump-sum payments upon termination of their services under unfunded termination plans. These payments were discontinued by ORIX after June 2003. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥9,564 million, ¥4,961 million and ¥2,948 million in fiscal 2004, 2005 and 2006, respectively.

SHARE OWNERSHIP

As of June 27, 2006, the directors, executive officers and group executives of the Company directly held an aggregate of 105,457 Shares, representing 0.12% of the total Shares then in issue.

COMPENSATION

To ensure greater management transparency, we established the executive nomination and compensation committee in June 1999. Its functions included recommending executive remuneration. With the move to a “Company with Committees” board model in June 2003, the committee was replaced with a Nominating Committee and a Compensation Committee. For discussion of these committees, see “Item 6.—Board Committees.”

At the shareholders’ meeting held on June 25, 2003, with our adoption of the “Company with Committees” board model, ORIX terminated its program for retirement payments to directors and corporate auditors. In connection with the termination of this system, shareholders approved payments of an aggregate maximum amount of ¥3,250 million to directors and ¥50 million to corporate auditors for the accumulated amounts under these payments. The amount, timing and method of payment was approved for each director and corporate auditor by the Compensation Committee. The payments to individual directors and corporate auditors were based on the length of service and remuneration at the time of termination. ¥11 million was paid in connection with the above program for retirement payments in the fiscal year ended March 31, 2006.

Compensation for directors, executive officers and group executives in fiscal 2006 was ¥1,494 million in the aggregate. Of the aggregate amount, the six non-executive directors received ¥69 million and the 37 executive officers and group executives (including executive directors) received ¥1,201 million in fixed compensation. The 27 executive officers and group executives (including executive directors) received ¥223 million in compensation that is linked to the performance of the Company.

In addition, in June 2005, we introduced a share component of compensation. The total number of points granted to directors, executive officers and group executives for fiscal 2006 is equivalent to 26,175 points. We expect the shares will be granted from existing treasury stock or new shares will be issued as necessary. An aggregate of ¥77 million was paid to one director and six executive officers that retired during fiscal 2006 based upon resolutions of the Compensation Committee. The ¥77 million is equivalent of 2,591 points accumulated up to the time of retirement under this system.

In addition, in June 2005 we established guidelines for ownership of our shares for directors, executive officers and group executives.

There are no service contracts between any of our directors, executive officers or group executives and the Company or any of its subsidiaries providing for benefits upon termination of the employment.

The following table shows the names of directors, executive officers and group executives who received, or in the case of 2006 are expected to receive, stock options, and the number of Shares for which they were, or in the case of 2006 are expected to be, granted options, under the 1998, 1999, 2000, 2001, 2002, 2003, 2004 and 2005 stock option plans. Each unit of the Shares has one vote. We have not issued any preferred shares. Titles for each individual as of June 20, 2006, unless otherwise described, are as follows:

Name	Title	1998-2004 stock option plans	2005 stock option plan	2006 stock option plan
Yoshihiko Miyauchi	Director, Chairman and Chief Executive Officer	154,000	11,000	4,400
Yasuhiko Fujiki	Director, President and Chief Operating Officer	79,000	7,000	2,800
Shunsuke Takeda	Director, Vice Chairman and Chief Financial Officer	65,000	5,000	2,000
Hiroaki Nishina	Director and Deputy President	44,500	5,000	2,000
Kenji Kajiwara	Director and Deputy President	34,000	5,000	2,000
Yukio Yanase	Director and Deputy President	6,000	5,000	2,000
Tatsuya Tamura *	Outside Director	7,000	1,000	—
Akira Miyahara *	Outside Director	7,000	1,000	—
Yoshinori Yokoyama	Outside Director	4,500	1,000	400
Paul Sheard	Outside Director	3,000	1,000	400
Hirotaka Takeuchi	Outside Director	3,000	1,000	400
Takeshi Sasaki	Outside Director	—	—	400
Teruo Ozaki	Outside Director	—	—	400
Hiroshi Nakajima	Corporate Executive Vice President	40,500	3,500	1,400
Takeshi Sato	Corporate Executive Vice President	45,000	3,500	1,400
Masahiro Matono	Corporate Executive Vice President	39,500	3,000	1,400
Masaru Hattori	Corporate Executive Vice President	37,000	3,000	1,400
Nobuyuki Kobayashi	Corporate Senior Vice President	34,500	3,000	1,200
Akira Fukushima	Corporate Senior Vice President	23,500	3,000	1,200
Hiroshi Nakamura	Corporate Senior Vice President	17,500	3,000	1,200
Shintaro Agata	Corporate Senior Vice President	21,500	3,000	1,200
Hideaki Morita	Corporate Senior Vice President	11,400	2,500	1,200
Makoto Inoue	Corporate Senior Vice President	5,400	2,300	1,200
Kozo Endo	Executive Officer	21,500	2,500	1,000
Yoshiyuki Yoshizumi	Executive Officer	15,000	2,500	1,000
Masayuki Okamoto	Executive Officer	7,500	2,500	1,000
Tadao Tsuya	Executive Officer	1,000	2,300	1,000
Haruyuki Urata	Executive Officer	4,100	2,300	1,000
Kazuo Kojima	Executive Officer	5,700	2,300	1,000
Yuki Ohshima	Executive Officer	5,300	2,300	1,000
Yuichi Kawamura	Executive Officer	3,300	1,500	1,000
Eiji Mitani	Group Executive Officer	12,100	2,500	1,200
Tamio Umaki	Group Executive	27,000	2,500	1,000
Yutaka Okazoe	Group Executive	14,100	2,500	1,000
Tetsuo Matsumoto	Group Executive	18,300	2,500	1,000
Izumi Mizumori	Group Executive	13,500	2,500	1,000
Yoshiyuki Yamaya	Group Executive	6,100	2,300	1,000

*	Tatsuya Tamura and Akira Miyahara retired from ORIX on June 20, 2006.

STOCK OPTION PLAN

ORIX has adopted various employee incentive plans. The purpose of ORIX’s stock option plan is to enhance the awareness of the option holders of the link between management, corporate performance and stock price, and, in this way, improve the business results of ORIX. These plans are administered by the Human Resources Group of ORIX. For further discussion of the stock-based compensation, see Note 17 in “Item 18. Financial Statements.”

Stock Option Plans

Our shareholders approved Stock Option Plans at the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, under which Shares were purchased from the open market and were held by ORIX for transfer to Directors and Corporate Executive Officers and some employees of ORIX upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005.

Under the 1997 to 1999 Stock Option Plans, the exercise prices of the options were adjusted on April 1, 2000 to reflect the subdivision of each share of common stock into 1.2 Shares, which was implemented on May 19, 2000. Options granted under Stock Option Plans generally expire one year after the termination of the option holder’s service with ORIX.

At the annual general meeting of shareholders in June 2006, our shareholders approved the 2006 Stock Acquisition Rights Plan, authorizing the grant of a maximum of 16,000 stock acquisition rights, each convertible into 10 new Shares, to some employees of ORIX and directors, corporate auditors and certain employees of subsidiaries and affiliates. Pursuant to the 2006 Stock Acquisition Rights Plan, we granted 15,620 such stock acquisition rights on July 19, 2006.

In addition, the compensation committee approved the 2006 Stock Acquisition Right Plan, under which a maximum of 3,800 stock acquisition rights, each convertible into 10 new Shares were granted to directors and executive officers of ORIX on July 19, 2006.

	Shares granted	Exercise price per Share	Option expiration date
1998 Stock Option Plan	146,000	¥7,784	June 26, 2008
1999 Stock Option Plan	145,000	10,393	June 29, 2009
2000 Stock Option Plan	316,700	16,272	June 29, 2010
2001 Stock Subscription Rights Plan	300,900	12,329	June 28, 2011
2002 Stock Acquisition Rights Plan	453,300	7,452	June 26, 2012
2003 Stock Acquisition Rights Plan	516,000	7,230	June 25, 2013
2004 Stock Acquisition Rights Plan	528,900	12,121	June 23, 2014
2005 Stock Acquisition Rights Plan	477,400	19,550	June 21, 2015
2006 Stock Acquisition Rights Plan	194,200	30,626	June 20, 2016

Details of 2005 Stock Acquisition Rights

	Number of People	Shares Granted
Directors and Executive Officers	31	98,000
Employees of the Company	797	230,300
Directors of Subsidiaries and Affiliates of the Company	49	55,900
Corporate Auditors of Subsidiaries and Affiliates of the Company	11	1,300
Employees of Subsidiaries and Affiliates of the Company	303	91,900

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders as of March 31, 2006 registered on our Register of Shareholders. Each unit of the Shares has one vote and our major shareholders have no different voting rights. We do not issue any preferred shares.

Name	Number of Shares held	Percentage of total Shares in issue
	(thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	9,935	11.00
The Master Trust Bank of Japan, Ltd (Trust Account)	7,143	7.91
State Street Bank and Trust Company	5,059	5.60
State Street Bank and Trust Company 505103	2,981	3.30
The Chase Manhattan Bank, N.A. London	2,480	2.75
The Chase Manhattan Bank 385036	2,457	2.72
The Chase Manhattan Bank, N.A. London SL Omnibus Account	2,010	2.23
Mellon Bank NA as Agent for its Client Mellon Omnibus US Pension	1,851	2.05
Nats Cumco	1,525	1.69
Trust & Custody Services Bank, Ltd. (Trust Account B)	1,511	1.67

ORIX is not directly or indirectly owned or controlled by any corporations, natural or legal persons severally or jointly. As of March 31, 2006, the percentage of outstanding Shares held by overseas corporations and individuals was 59.26%. On March 31, 2006, approximately 3,050,360 ADSs were outstanding. This is equivalent to 1,525,180 or approximately 1.69% of the total number of Shares outstanding on that date. On that date, ADSs were held by 2 record holders, including 1 record holder in the United States holding 3,050,120 ADSs.

In July 2006, we received a copy of a filing made by the Barclays Group to the Kanto Local Finance Bureau on July 13, 2006 indicating that the Barclays Group held 4,721,082 Shares, representing 5.22% of ORIX’s outstanding Shares, as part of the Barclays Group’s assets under management.

In June 2006, we received a copy of a filing made by AXA Group to the Kanto Local Finance Bureau on June 12, 2006 indicating AXA Group, primarily through AllianceBernstein L.P., held 8,914,659 Shares, representing 9.87% of ORIX’s outstanding Shares, as part of AXA Group’s assets under management.

In April 2006, we received a copy of a filing made by Fidelity Investments Japan Limited, or Fidelity Investment Japan, to the Kanto Local Finance Bureau on April 17, 2006 indicating Fidelity Investment Japan held 5,532,030 Shares, representing 6.14% of ORIX’s outstanding Shares, as part of Fidelity Investments Japan’s assets under management.

We received a copy of a filing made by Capital Group International, Inc., or CGII, to the Kanto Local Finance Bureau on February 14, 2006 indicating that CGII held 8,367,420 Shares, representing 9.35% of ORIX’s outstanding Shares. In addition, in February 2006, ORIX received from CGII a notice that included a copy of a Schedule 13G filed by CGII and Capital Guardian Trust Company on February 9, 2006 pursuant to Rule 13d-1(b) under the Securities and Exchange Act of 1934, or the Act. The notice indicated that neither CGII nor any of its affiliates owned Shares for its own account and that the Shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to “beneficially own” and have sole dispositive power over 7,226,180 Shares as of February 2, 2006, representing 8.1% of ORIX’s outstanding Shares at that time, and it has sole voting power with regard to 5,775,710 Shares, representing 6.5% of ORIX’s outstanding Shares.

In December 2005, we received a copy of a filing made by the Nomura Group to the Kanto Local Finance Bureau on December 15, 2005 indicating that the Nomura Group held 4,408,844 Shares, representing 4.98% of ORIX’s outstanding Shares, as part of the Nomura Group’s assets under management.

In October 2005, we received a copy of a filing made by Wellington Management Company, LLP, or Wellington Management, to the Kanto Regional Finance Bureau on October 12, 2005 indicating that Wellington Management held 3,503,214 Shares, representing 3.98% of ORIX’s outstanding Shares, as part of Wellington Management’s assets under management.

RELATED PARTY TRANSACTIONS

As of March 31, 2006, no person was the beneficial owner of more than 10% of any class of the Shares which might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with AXA Group, CGII, Nomura Group, Wellington Management or other shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain key management personnel or with certain companies over which we, or our key management personnel, may have a significant influence. Our business relationships with these companies and individuals cover many of the financial services we provide our clients generally. We believe we conduct our business with these companies and individuals in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in us, if they were not our key management personnel, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

Since the beginning of our preceding three fiscal years, there have been no transactions or outstanding loans, including guarantees of any kind, and there are none currently proposed, that are material to us, or to our knowledge, to the other party, between us and any (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel, including directors and senior management of companies and close members of such individuals’ families; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence. We note, however, that ORIX had entered into a contract with Global Management Institute Inc. until July 2005, whose president is Tatsuya Tamura, who had been also an outside director of ORIX until June 2006. Under the contract, ORIX had paid ¥6 million per year to receive information on the Japanese and global economies and industries as well as information needed for examining specific areas. We believe this transaction had been conducted in the normal course and was on terms equivalent to those that would exist if our key management personnel did not have significant influence over Global Management Institute. Although this transaction was not material to us or, to our knowledge, to Global Management Institute, it might in fact be material to Global Management Institute.

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph except for the following. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥8,372 million as of March 31, 2006 and did not exceed ¥56,362 million over the entire fiscal year. In April 2005, we refinanced approximately ¥32 billion of DAIKYO’s debt as part of our efforts to strengthen DAIKYO’s finances. The loan was a floating rate loan at tibor plus 300 basis points and reset every three months, and secured by assets including an office building (DAIKYO’s head office). The loan was fully repaid in fiscal year

2006. We also offered committed credit lines of ¥20 billion from March 2005 and financed ¥20 billion to DAIKYO for condominium development in fiscal year 2006. The loan was a floating rate loan at tibor plus 200 basis points and secured by land and condominium buildings under development. The loan was fully repaid by March 2006 from DAIKYO. The commitment line extends until March 2008. We believe these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

On June 29, 2006 our subsidiary ORIX Australia Corporation Limited entered into agreements to acquire the Australian interests and properties of DAIKYO for a purchase price of approximately ¥9.7 billion. This acquisition was also closed on June 29, 2006. The acquired assets include joint venture interests in high-rise residential and retail property developments in Queensland and a company that manages the Gold Coast International Hotel. We believe that the terms of this acquisition are substantially the same as would have been obtained in a comparable transaction with unaffiliated third parties.

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

TOKYO STOCK EXCHANGE PRICE SHARE

	Price per Share		Translated into dollars per ADS
	High	Low	High	Low
Fiscal Year ended March 31, 2002	¥13,330	¥8,820	$56	$38
Fiscal Year ended March 31, 2003	11,490	5,650	46	24
Fiscal Year ended March 31, 2004	12,550	4,850	59	20
Fiscal Year ended March 31, 2005	14,790	9,950	71	44
First fiscal quarter	12,940	9,950	60	44
Second fiscal quarter	12,580	10,780	58	49
Third fiscal quarter	13,920	11,140	67	52
Fourth fiscal quarter	14,790	12,970	71	62
Fiscal Year ended March 31, 2006	36,800	13,330	157	63
First fiscal quarter	16,800	13,330	76	63
Second fiscal quarter	21,050	16,220	93	73
Third fiscal quarter	31,250	19,160	133	84
Fourth fiscal quarter	36,800	26,100	157	113
Fiscal Year ending March 31, 2007
First fiscal quarter	38,150	25,520	162	110
Recent six months
January 2006	31,450	26,100	137	113
February 2006	32,400	27,150	136	114
March 2006	36,800	30,500	157	129
April 2006	38,150	32,550	162	138
May 2006	35,600	31,400	162	139
June 2006	32,800	25,520	146	110

NEW YORK STOCK EXCHANGE

The ADSs are listed on the New York Stock Exchange under the symbol “IX.”

Two ADSs represent one share. On March 31, 2006, approximately 3,050,360 ADSs were outstanding. This is equivalent to 1,525,180 or approximately 1.69% of the total number of Shares outstanding on that date. On that date, ADSs were held by 2 record holders, including 1 record holder in the United States holding 3,050,120 ADSs.

The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE PRICE PER ADS

	High	Low	Average daily trading volume (shares)
Fiscal Year ended March 31, 2002	$54.85	$36.55	3,037
Fiscal Year ended March 31, 2003	45.31	25.05	3,030
Fiscal Year ended March 31, 2004	57.60	20.70	3,798
Fiscal Year ended March 31, 2005	71.75	44.05	4,702
First fiscal quarter	58.15	44.05	6,068
Second fiscal quarter	57.50	49.88	3,266
Third fiscal quarter	68.60	51.79	2,838
Fourth fiscal quarter	71.75	61.70	6,756
Fiscal Year ended March 31, 2006	155.47	64.49	8,411
First fiscal quarter	76.80	64.49	5,378
Second fiscal quarter	92.10	73.00	5,194
Third fiscal quarter	131.19	84.23	9,183
Fourth fiscal quarter	155.47	116.25	14,079
Fiscal Year ending March 31, 2007
First fiscal quarter	160.03	110.59	13,805
Recent six months
January 2006	137.70	116.25	16,110
February 2006	135.18	120.22	18,126
March 2006	155.47	132.04	8,970
April 2006	160.03	142.31	10,558
May 2006	159.25	143.20	10,791
June 2006	147.00	110.59	19,623

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

PURPOSES

The purposes of the Company, as provided in Article 2 of our articles of incorporation, are to engage in the following businesses: (i) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types; (ii) lease, purchase and sale, ground preparation, development, maintenance and management of real property; (iii) lending of money, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations and other financial business; (iv) holding, investment in, management, purchase and sale of securities; (v) business of investment in and sale of commodities, and advisory service business relating to investment in commodities; (vi) securities broker business; (vii) trust agreement agency business; (viii) business of sale of trust beneficiary rights; (ix) acting as an agent for collection of money and for calculation work of enterprises; (x) manufacture, processing, repair and sale of furniture, interior goods, transport machinery and equipment, etc.; (xi) water transport, road transport of cargo, and warehousing; (xii) transport business using cargo; (xiii) contracting for construction and civil engineering, and design and supervision thereof; (xiv) planning, developing, contracting for lease and sale of intangible property rights such as copyrights, industrial property rights, etc.; (xv) information services, telecommunications, advertising and publishing business; (xvi) management of facilities for sports, lodging, medical treatment and social education, etc., management of restaurants, and tour business; (xvii) conducting cultural projects, sports, etc.; (xviii) business of dispatching workers to enterprises; (xix) purchase and sale of antiques; (xx) services relating to the collection, transportation and disposal of ordinary waste products and industrial waste products; (xxi) generation of electric power and supply of electricity; (xxii) brokerage, agency, investigation and consulting for business relating to any of the preceding items, and pension consulting service; (xxiii) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance; (xxiv) investment advisory business relating to real estate, securities and other financial assets; (xxv) engaging in trust, banking and credit management and collection business operations, as a result of the acquisition of shares in a company engaged in those activities; and (xxvi) any and all businesses incidental or related to any of the preceding items.

GENERAL MEETING OF SHAREHOLDERS

The annual General Meeting of Shareholders shall be held in June of each year and an extraordinary General Meeting of Shareholders shall be held whenever necessary (Article 11). Notices for calling of an annual General Meeting of Shareholders and an extraordinary General Meeting of Shareholders shall be dispatched at least two weeks prior to the date set for such meetings. General Meetings of Shareholders shall be called by a director pursuant to a resolution of the board of directors (Article 13).

Unless otherwise provided under applicable laws or ordinances, each shareholder holds one vote per one Unit and generally, those shareholders of the Company registered or recorded as having voting rights on the Register of Shareholders (including the Register of Substantial Shareholders) as of the end of a given fiscal year are permitted to exercise their voting rights at the annual General Meeting of Shareholders to be convened after the completion of that fiscal year and those shareholders of the Company registered or recorded as having voting rights on the Register of Shareholders as of a date fixed by the Company are permitted to exercise their rights at the annual General Meeting of Shareholders concerning that fiscal year (Article 12).

Unless otherwise provided under applicable laws or ordinances or by the Company’s Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of votes of the shareholders present at the meetings who are permitted to exercise their voting rights (Article 14).

DIRECTORS AND BOARD OF DIRECTORS

There shall be no less than three directors of the Company (Article 16). Directors shall be elected and removed at a General Meeting of Shareholders. A resolution for the above election and removal shall be adopted by a majority of the votes of the shareholders present at a meeting at which shareholders who hold one-third or more of the voting rights held by all of the shareholders of the Company who are permitted to exercise their voting rights at the General Meeting of Shareholders are present. In the case of election of directors, cumulative voting shall not be used (Article 17). The term of office of a director shall expire upon conclusion of the annual General Meeting of Shareholders relating to the last fiscal year ending within one year after election of director (Article 18). Resolutions of the Board of Directors shall be adopted by a majority of the directors present at a meeting attended by a majority of the directors who may participate in making resolutions (Article 21).

BOARD COMMITTEES

The Company shall establish the Nominating Committee, the Audit Committee and the Compensation Committee (Article 10). The members of each Board Committee shall be elected from among the directors by a resolution of the Board of Directors meeting. Each Committee shall be composed of three or more members. The majority of members of each Committee shall be Outside Directors. No member of the Audit Committee shall be an executive officer, manager or an operating director of the Company or any of the subsidiaries or the accounting advisor (if the accounting advisor is a corporate body, the member thereof that performs such duties), manager or other employee of any of the Company’s subsidiaries (Article 24).

SHARES AND DISTRIBUTION OF DIVIDENDS FROM RETAINED EARNINGS

The Company does not issue any preferred stock. If the dividends from retained earnings as of the last day of the fiscal year are distributed within three months therefrom for common shares, the Company shall treat shareholders or share pledgees registered or recorded on the Register of Shareholders as of the last day of the same fiscal year as the person having rights to receive such dividends (Article 35). Distributable Assets or other distributable assets shall not incur interest thereon. If the relevant distributed assets are not received within a full three years from the date on which the distribution of relevant distributed assets became effective, the Company shall be released from its obligation to distribute such assets (Article 36). A shareholder of the Company may not, in relation to shares that it holds that are less than one Unit (ten shares), exercise shareholders’ rights in relation thereto other than the rights set forth below under the Company Law of Japan (Article 6):

(1)	The right to receive the distribution of money, etc., when the Company distributes the money, etc. in exchange for acquiring one class of shares subject to terms under which the Company shall acquire all of such class shares;

(2)	The right to receive the distribution of money, etc., in exchange for acquisition of shares subject to terms under which the Company shall acquire such shares;

(3)	The right to receive allocation of shares when the Company allocates its shares without having a shareholder make new payment;

(4)	The right to demand that the Company purchase shares that are less than one Unit held by the shareholder;

(5)	The right to receive distribution of remaining assets;

(6)	The right to demand review of the Articles of Incorporation and the Register of Shareholders and delivery of their copies or a document describing registered matters, etc.;

(7)	The right to demand registration or recordation of matters to be registered or recorded on the Register of Shareholders when the shareholder acquired the shares;

(8)	The right to apply that the shareholder does not wish to possess share certificates pertinent to the shares held by the shareholder and the right to demand issuance of share certificates pertinent to the shares;

(9)	The right to receive the distribution of money, etc. pursuant to reverse stock split, stock split, allocation of stock acquisition right for free (which means that the Company allocates its stock acquisition right without having a shareholder make new payment), distribution of dividends from retained earnings or change of corporate organization;

(10)	The right to receive the distribution of money, etc. to be distributed pursuant to merger, share-swap or share-transfer effected by the Company;

(11)	The right to subscribe to Offering Shares and Offering Stock Acquisition Rights on a pro rata basis based upon the number of shares held by the shareholder; and

(12)	The right to demand that the Company sell to the number of additional shares necessary to make the number of shares of less than one Unit held by the shareholder, equal to one Unit.

There are no limitations on the right to own shares of the Company’s common stock, including the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities imposed under Japanese law or by the Company’s articles of incorporation.

MATERIAL CONTRACTS

We have no material contracts aside from those entered in our ordinary course of business.

FOREIGN EXCHANGE AND OTHER REGULATIONS

FOREIGN EXCHANGE

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder, or the Foreign Exchange Regulations, govern the acquisition and holding of shares of capital stock of ORIX by “exchange non-residents” and by “foreign investors” (as defined below). The Foreign Exchange Regulations currently in effect do not, however, affect transactions between exchange non-residents to purchase or sell shares outside Japan for non-Japanese currencies.

“Exchange non-residents” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, branch and other offices located within Japan of non-resident corporations are regarded as residents of Japan and branch and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents. “Foreign investors” are defined to be (i) individuals who are exchange non-residents, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations (1) of which 50% or more of their voting rights are held, directly or indirectly, by (i) and/or (ii) or (2) a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

In general, the acquisition of shares of stock of a Japanese company (such as the shares of capital stock of ORIX) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, the Minister of Finance may require prior approval of an acquisition of this type. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of capital stock of ORIX) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial future trader licensed under the Japanese laws.

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange (such as the shares of capital stock of ORIX) or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor is, in general, required to report such acquisition to the Minister of Finance and any other competent Ministers within 15 days from and including the date of such acquisition. In certain exceptional cases, a prior notification is required in respect of such an acquisition.

The acquisition of shares by exchange non-residents by way of stock split is not subject to any of the foregoing notification requirements.

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, Shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.

LARGE SHAREHOLDINGS REPORT

The Securities and Exchange Law requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange (such as the shares of capital stock of ORIX) or whose shares are traded on the over-the-counter markets in Japan, to file with the Prime Minister within five business days a report concerning such shareholdings. An alteration report must also be made in respect of any subsequent change of 1% or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon his exchange of exchangeable securities or exercise of Stock Acquisition Rights are taken into account in determining both the size of his holding and the issuer’s total issued share capital.

SHAREHOLDINGS REPORT

The Law concerning Prohibition of Private Monopoly and Maintenance of Fair Trade requires any company (including a foreign company) which fulfills certain gross asset requirement and has newly become a holder of more than 10%, 25% or 50% of the total issued voting shares of capital stock (such as the shares of capital stock of ORIX) or the shares of a company (including a foreign company) which meets certain conditions, to file with the Fair Trade Commission within thirty business days a report concerning such shareholding.

DIVIDEND POLICY AND DIVIDENDS

ORIX has paid dividends on the Shares on an annual basis in each year since 1967. With the adoption of a “Company with Committees” board model in June 2003, since the beginning of fiscal 2004 the board of directors has been responsible for setting the annual dividend per common share. The board of directors approves annual dividends at the board of directors’ meeting customarily held in May of each year. Following such approval, dividends are paid to holders of record as of the preceding March 31.

The following table shows the amount of cash dividends per share paid by ORIX in each of the fiscal years indicated, which amounts are translated into dollars per ADS at the noon buying rate on each of the dates of the annual general meetings of shareholders or from the year ended March 31, 2004 the date of the commencement of dividend payment.

Year ending	Cash Dividends per Share	Translated into dollar per ADS
March 31, 2001	¥15.00	$0.06
March 31, 2002	15.00	0.06
March 31, 2003	15.00	0.06
March 31, 2004	25.00	0.11
March 31, 2005	25.00	0.12
March 31, 2006	40.00	0.18

Shareholders approved a resolution on June 25, 2003 at the annual general meeting of shareholders to raise our dividend to ¥25.00 from the level of ¥15.00, which had been maintained for 13 years since the fiscal year ended March 31, 1990. Thereafter, the board of directors approved dividends of ¥40.00 and ¥90.00 at the meetings held on May 20, 2005 and May 18, 2006, respectively.

ORIX is attempting to achieve further growth and increase shareholder value over the medium to long-term by appropriating retained earnings to business fields that are expected to achieve high earnings while distributing profits to shareholders through a steady dividend. This basic dividend policy has not changed even though we have increased our dividend for shareholders of record as of March 31, 2006.

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

Pursuant to the amendment to the Special Taxation Measures Law, dividends paid to US holders of Shares or ADSs are generally subject to a Japanese withholding tax at the rate of 7% for the period from January 1, 2004 to March 31, 2008.

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

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of their particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding Shares or ADSs as part of a hedge, straddle, conversion transaction or other integrated transaction;

•	persons whose functional currency for US federal income tax purposes is not the dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	persons that own or are deemed to own 10% or more of the voting stock of the Company;

•	persons carrying on a trade or business in Japan through a permanent establishment; or

•	person who acquired Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

Shares or ADSs

In general, a United States Holder of ADSs will be treated as the owner of the underlying shares represented by those ADSs for US federal income tax purposes. Accordingly, no gain or loss will be recognized if the United States Holder exchanges ADSs for the underlying shares represented by those ADSs.

The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Accordingly, the analysis of the creditability of Japanese taxes, described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Because we expect to be treated as a passive foreign investment company, as discussed below, dividends paid by us will not be eligible for the reduced 15% dividend tax rate otherwise available to certain non-corporate United States Holders. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Japanese taxes, as discussed above under “Taxation—Japanese Taxation—Shares.” The amount of the dividend will be treated as foreign source dividend income to United States Holders and will not be eligible for the dividends received deduction generally allowed to US corporations under the Code.

Dividends paid in yen will be included in the income of a United States Holder in a US dollar amount calculated by reference to the exchange rate in effect on the date of the United States Holder’s (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, a United States Holder generally should not be required to recognize a foreign currency gain or loss in respect of the dividend income. A United States Holder may have a foreign currency gain or loss if such holder does not convert the amount of such dividend into US dollars on the date of its receipt.

Subject to applicable limitations that may vary depending upon the United States Holder’s circumstances and subject to the discussion above regarding concerns expressed by the US Treasury, Japanese taxes withheld from dividends on Shares or ADSs not in excess of the rate provided by the Tax Convention will be creditable against the United States Holder’s US federal income tax liability. Japanese taxes withheld in excess of the rate allowed by the US treaty will not be eligible for credit against a United States Holder’s federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, United States Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, United States Holders may, upon election, deduct such otherwise creditable Japanese taxes in computing taxable income, subject to generally applicable limitations under US law.

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

These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the Commission. In addition, you can inspect reports and other information concerning us at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005 and at our registered office.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

We manage interest rate and exchange rate risks according to the asset-liability management regulations and the asset-liability management guidelines based on such regulations. We use derivatives to hedge against the adverse impact of interest rate fluctuations. The fair value of our hedged assets and liabilities may rise or fall as a result of interest rate fluctuations, however, by using derivatives as a means for hedging, these fluctuations in value can be reduced or offset. The derivatives we use to manage interest rate risks include interest rate swaps and caps etc. To hedge exchange rate risks associated with transactions denominated in foreign currencies or investments overseas, we borrow in the appropriate currency in order that assets and liabilities are in the same currency and we also use derivatives including currency swaps and forward contracts etc. In addition, certain subsidiaries use derivatives in trading activities.

We are exposed to counterparty risk when using derivatives in the event that a counterparty does not fulfill its obligations in the derivative transaction. We attempt to manage this risk by making periodic and when necessary specific checks regarding the amount of notional principal, fair value, the type of transaction and other factors per each counterparty.

To manage derivative transactions, we have established group-wide regulations concerning derivative transaction management that are approved by the ICC. In addition, ORIX and each of its subsidiaries that engages in derivative transactions have established guidelines concerning derivative transaction management based on these regulations and manage derivatives. We have also established internal control structures concerning derivative transactions. Each company that uses derivatives prepares quarterly reports on its derivative transactions. These reports are then presented to ORIX’s Treasury Department to be used to manage all our derivatives transactions.

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

Our most significant exposure of this kind is to installment loans bearing a floating rate of interest. Most of our floating-rate installment loans and short-term investments are denominated in yen and are therefore exposed to the risk of decrease in market interest rates for assets denominated in yen.

Our interest expense is exposed to the risk of increases in market interest rates. Increases in market interest rates increase interest expense mainly from:

•	floating rate long-term debt;

•	short-term debt;

•	deposits; and

•	interest rate swaps in which we pay a floating rate of interest.

Our most significant exposure of this kind is to floating rate long-term debt and short-term debt.

Most of our floating-rate long-term debt and short-term debt is denominated in yen and is therefore exposed to the risk of increases in market interest rates for yen denominated liabilities. In principle, our floating rate assets are funded by floating rate debt such as floating rate borrowings.

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

The table of interest rate sensitivity for non-trading financial instruments summarizes installment loans, interest-bearing bonds and long- and short-term debt. These instruments are further classified as fixed rate and floating rate. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. For interest swaps of derivative financial instruments, the estimated notional principal amounts for each contractual period and the weighted average interest swap rates are disclosed. The average interest rates of financial instruments as of the end of fiscal 2006 are: 5.0% for installment loans, 2.5% for interest-bearing bonds, 1.3% for long- and short-term debt and 0.6% for deposits. The average payment rate of interest rate swaps is 1.4% and the average receipt rate is 1.8%. The average interest rates of financial instruments as of the end of fiscal 2005 are: 4.2% for installment loans, 2.6% for interest-bearing bonds, 1.2% for long- and short-term debt and 0.5% for deposits. The average payment rate of interest rate swaps is 2.6% and the average receipt rate is 1.6%. There is no material change in the balance and the average interest rate of financial instruments.

The following tables contain quantitative information concerning the interest rate risk of ORIX’s financial instruments.

INTEREST RATE SENSITIVITY

NON-TRADING FINANCIAL INSTRUMENTS

	Expected maturity date						Total	March 31, 2006 estimated fair value
	Year ended March 31,					Thereafter
	2007	2008	2009	2010	2011
	(In millions of yen)
Assets:
Installment loans (fixed rate)	¥330,966	¥113,152	¥99,358	¥77,865	¥63,786	¥118,765	¥803,892	¥784,592
Average interest rate	5.2%	7.8%	8.9%	9.4%	9.9%	8.7%	7.3%	—
Installment loans (floating rate)	¥362,897	¥290,153	¥245,203	¥191,891	¥194,079	¥684,763	¥1,968,986	¥1,968,986
Average interest rate	3.3%	3.7%	3.7%	3.8%	3.9%	5.0%	4.1%	—
Investment in securities (fixed rate)	¥2,938	¥2,108	¥12,885	¥40,938	¥55,313	¥124,881	¥239,063	¥246,369
Average interest rate	9.9%	7.3%	3.5%	2.5%	2.2%	2.2%	2.5%	—
Investment in securities (floating rate)	¥22,160	¥467	¥24,211	¥20,791	¥3,587	¥36,110	¥107,326	¥110,473
Average interest rate	0.9%	4.1%	2.5%	3.1%	3.5%	3.3%	2.6%	—
Liabilities:
Short-term debt	¥1,336,414	¥—	¥—	¥—	¥—	¥—	¥1,336,414	¥1,336,414
Average interest rate	1.5%	—	—	—	—	—	1.5%	—
Deposits	¥178,127	¥58,343	¥34,228	¥50,900	¥31,686	¥—	¥353,284	¥358,983
Average interest rate	0.4%	0.6%	0.6%	0.9%	0.8%	—	0.6%	—
Long-term debt (fixed rate)	¥290,107	¥257,907	¥290,299	¥233,264	¥279,800	¥298,369	¥1,649,746	¥1,630,436
Average interest rate	1.0%	1.3%	1.2%	1.2%	1.1%	1.2%	1.2%	—
Long-term debt (floating rate)	¥371,912	¥329,951	¥265,738	¥322,623	¥232,012	¥64,073	¥1,586,309	¥1,586,277
Average interest rate	2.2%	1.3%	1.1%	0.7%	0.8%	1.4%	1.3%	—

NON-TRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected maturity date						Total	March 31, 2006 estimated fair value
	Year ended March 31,					Thereafter
	2007	2008	2009	2010	2011
	(In millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥63,499	¥45,351	¥55,795	¥94,480	¥70,404	¥34,750	¥364,279	¥5,593
Average pay rate	1.1%	0.9%	1.6%	1.2%	1.0%	3.9%	1.4%	—
Average receive rate	2.0%	2.5%	3.2%	0.9%	0.3%	4.0%	1.8%	—
Notional amount (fixed to floating)	¥1,999	¥637	¥319	—	—	—	¥2,955	¥(9)
Average pay rate	4.0%	3.5%	3.5%	—	—	—	3.9%	—
Average receive rate	2.5%	3.4%	3.7%	—	—	—	2.8%	—

	Notional amount	Weighted average strike rate	March 31, 2006 estimated fair value
	(In millions of yen)		(In millions of yen)
Caps held	13,739	3.4%	1

In addition to the table above, we acquire loans we call “purchased loans” that have shown evidence of credit quality deterioration since origination and for which it is probable that collection of all contractually required payments from the debtors is unlikely in accordance with AICPA Statement of Position (SOP) 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”). It is difficult to estimate the timing and extent of collection for these loans. Total book value and estimated fair value of our purchased loans as of March 31, 2006 both amounted to ¥153,158 million.

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

We identified all positions subject to a change in the value of the foreign currency and calculated the potential loss in future earnings resulting from several hypothetical scenarios of 10% changes in related currencies. The largest loss results from a scenario at the end of fiscal 2005 where the euro appreciates against the dollar. The largest loss results were at the end of fiscal 2006 where the euro appreciates against the dollar. Based on these scenarios, exchange losses in future earnings are ¥996 million at the end of fiscal 2005 and ¥1,191 million at the end of fiscal 2006.

We have marketable equity securities held for purposes other than trading, which are subject to price risk arising from changes in their market prices. A 10% uniform upward and downward movement in stock prices is assumed for calculating the fair value sensitivity of our equity securities. The following table shows the sensitivity of our investments to changes in equity prices as of March 31, 2005 and 2006.

As of March 31, 2005
-10%	±0%	+10%
(In millions of yen)
¥(5,405)	¥0	¥5,405

As of March 31, 2006
- 10%	±0%	+10%
(In millions of yen)
¥(7,546)	¥0	¥7,546

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

We changed the number of shares that constitute one unit from 100 to 10 on December 1, 2005.

Item 15. Controls and Procedures

As of March 31, 2006, the Company, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms.

There has been no change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Teruo Ozaki is an “audit committee financial expert,” within the meaning of the current rules of the US Securities and Exchange Commission. Teruo Ozaki is “independent” as required by Section 303A.06 of the New York Stock Exchange Listed Company Manual.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Pursuant to our Code of Ethics, as amended in fiscal 2005, officers of ORIX covered by ORIX’s Code of Ethics are required to promptly bring to the attention of the Company’s Executive Officer of the Compliance Department any information concerning any violations of the Code of Ethics.

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2005 and 2006, our auditors (including Japanese and overseas affiliates of KPMG AZSA & Co.) billed us ¥611 million and ¥882 million for direct audit fees, respectively.

AUDIT-RELATED FEES

In fiscal 2005 and 2006, our auditors billed us ¥31 million and ¥176 million for audit-related services, including services related to due diligence, respectively.

TAX FEES

In fiscal 2005 and 2006, our auditors billed us ¥83 million and ¥44 million for tax-related services, including tax compliance and tax advice, respectively.

ALL OTHER FEES

In fiscal 2005 and 2006, our auditors billed us ¥17 million and ¥1 million, respectively, for other products and services which primarily consisted of advisory services.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

In terms of audit services, every year the independent certified public auditor draws up its annual audit plan and annual budget, which is evaluated by ORIX’s Accounting Department. Subsequently, pre-approval is obtained from the Audit Committee.

Regarding non-audit services, this is in principle not entrusted to the independent certified public auditor or their group. In the case that ORIX must engage the services of the independent auditor, pre-approval is obtained from the Audit Committee on a case-by-case basis only after the reason has been specified.

Item 16D. Exemptions from the Listing Standards for the Audit Committee

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Fiscal 2006	(a) Total number of Shares (or Units) Purchased (i)	(b) Average Price Paid per Share (or Unit) (ii)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (ii)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
April 1 to 28	514	¥14,267	0	0
May 2 to 31	582	14,946	0	0
June 1 to 30	1,118	16,063	0	0
July 1 to 30	1,583	16,578	0	0
August 1 to 31	1,029	18,228	0	0
September 1 to 30	512	19,172	0	0
October 3 to 31	649	20,283	0	0
November 1 to 30	948	26,091	0	0
December 1 to 30	326	26,641	0	0
January 3 to 31	85	29,378	0	0
February 1 to 28	55	29,971	0	0
March 1 to 31	66	32,762	0	0
Total	7,467	18,976	0	0

(i)	One unit of the Shares is comprised of 10 Shares. The number of shares constituting one unit was reduced from 100 to 10 on December 1, 2005. Each unit of Shares has one vote. A holder who owns Shares in other than a multiple of 10 will own less than a whole unit (i.e., for the portion constituting fewer than 10 Shares). Under the unit share system, holders of Shares constituting less than a unit have the right to require ORIX to purchase their Shares and the right to require ORIX to sell them additional Shares to create a whole unit of 10 Shares. The total number of Shares purchased in column (a) represents Shares that ORIX purchased at the request of shareholders who held less than one unit of shares.
(ii)	No plan or program to purchase Shares was announced in fiscal 2006 nor up until the filing of this annual report.

PART III

Item 17. Financial Statements

ORIX has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-73.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2005 and 2006 (page F-4)

(b)	Consolidated Statements of Income for the years ended March 31, 2004, 2005 and 2006 (page F-5)

(c)	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2004, 2005 and 2006 (page F-6)

(d)	Consolidated Statements of Cash Flows for the years ended March 31, 2004, 2005 and 2006 (page F-7)

(e)	Notes to Consolidated Financial Statements (page F-8 to F-72)

(f)	Schedule II. – Valuation and Qualifying Accounts and Reserves (page F-73)

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 20, 2006

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on May 12, 2006

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on June 20, 2006

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics, as amended on April 26, 2005 (Incorporated by reference from the annual report on Form 20F filed on July 15, 2005, commission file number 001-14856)

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of independent registered public accounting firm

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

ORIX KABUSHIKI KAISHA

By:	/s/ TADAO TSUYA
Name:	Tadao Tsuya
Title:	Attorney-in-Fact Executive Officer

Date: July 24, 2006

(This page intentionally left blank.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2006. In connection with our audits of the consolidated financial statements, we have also audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements as of and for the year ended March 31, 2006 have been translated into United States dollars solely for the convenience of the readers. We have recomputed the translation, and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis set forth in Note 1 (ab).

KPMG AZSA &Co.

Tokyo, Japan

May 16, 2006

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2005 AND 2006

ORIX Corporation and its Subsidiaries

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
ASSETS
Cash and Cash Equivalents	¥145,380	¥245,856	$2,093
Restricted Cash	53,193	172,805	1,471
Time Deposits	8,678	5,601	48
Investment in Direct Financing Leases	1,451,574	1,437,491	12,237
Installment Loans	2,386,597	2,926,036	24,909
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(115,250)	(97,002)	(826)
Investment in Operating Leases	619,005	720,096	6,130
Investment in Securities	589,271	682,798	5,813
Other Operating Assets	82,651	91,856	782
Investment in Affiliates	274,486	316,773	2,697
Other Receivables	160,263	165,657	1,410
Inventories	113,203	140,549	1,197
Prepaid Expenses	45,082	40,676	346
Office Facilities	65,410	91,797	781
Other Assets	189,410	301,466	2,566

	¥6,068,953	¥7,242,455	$61,654

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Debt	¥947,871	¥1,336,414	$11,377
Deposits	336,588	353,284	3,007
Trade Notes, Accounts Payable and Other Liabilities	259,555	334,008	2,843
Accrued Expenses	95,407	89,043	758
Policy Liabilities	550,880	503,708	4,288
Income Taxes:
Current	24,252	45,464	387
Deferred	155,607	205,533	1,750
Security Deposits	98,415	150,836	1,284
Long-Term Debt	2,861,863	3,236,055	27,548

Total liabilities	5,330,438	6,254,345	53,242

Minority Interests	11,182	34,464	294

Commitments and Contingent Liabilities
Shareholders’ Equity:
Common stock:
Authorized 259,000,000 shares
Issued 87,996,090 shares in 2005 and 90,289,655 shares in 2006	73,100	88,458	753
Additional paid-in capital	91,045	106,729	909
Retained Earnings:
Legal reserve	2,220	2,220	19
Retained earnings	570,494	733,386	6,243
Accumulated other comprehensive income (loss)	(1,873)	27,603	235
Treasury stock, at cost:
607,384 shares in 2005 and 399,076 shares in 2006	(7,653)	(4,750)	(41)

	727,333	953,646	8,118

	¥6,068,953	¥7,242,455	$61,654

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

ORIX Corporation and its Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Revenues:
Direct financing leases	¥87,388	¥88,252	¥98,645	$840
Operating leases	179,750	195,470	213,865	1,821
Interest on loans and investment securities	115,947	135,458	161,350	1,373
Brokerage commissions and net gains on investment securities	26,025	33,905	48,826	416
Life insurance premiums and related investment income	134,154	137,004	138,118	1,176
Real estate sales	98,034	123,162	74,943	638
Gains on sales of real estate under operating leases	9,116	1,554	8,970	76
Transportation revenues	—	55,339	—	—
Other operating revenues	114,354	158,559	203,107	1,729

Total revenues	764,768	928,703	947,824	8,069

Expenses:
Interest expense	58,571	54,882	62,467	532
Costs of operating leases	117,324	123,736	135,583	1,154
Life insurance costs	119,653	122,896	117,622	1,002
Costs of real estate sales	88,679	113,830	65,904	561
Costs of transportation revenues	—	46,594	—	—
Other operating expenses	72,578	104,817	129,577	1,103
Selling, general and administrative expenses	153,832	173,296	190,189	1,619
Provision for doubtful receivables and probable loan losses	47,583	39,513	16,480	140
Write-downs of long-lived assets	12,345	11,713	8,336	71
Write-downs of securities	5,234	4,930	4,540	39
Foreign currency transaction loss(gain), net	1,577	783	(212)	(2)

Total expenses	677,376	796,990	730,486	6,219

Operating Income	87,392	131,713	217,338	1,850
Equity in Net Income of Affiliates	17,924	20,043	32,080	274
Gains (Losses) on Sales of Subsidiaries and Affiliates and Liquidation Loss	(542)	3,347	2,732	23

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	104,774	155,103	252,150	2,147
Provision for Income Taxes	51,399	68,122	97,732	832

Income before Minority Interests in Earnings of Subsidiaries	53,375	86,981	154,418	1,315
Minority Interests in Earnings of Subsidiaries, Net	1,046	2,474	3,257	28

Income from Continuing Operations	52,329	84,507	151,161	1,287

Discontinued Operations
Income from discontinued operations, net (including gains on sales of ¥3,747 million in fiscal 2004, ¥9,964 million in fiscal 2005 and ¥24,151 million in fiscal 2006)	3,142	11,755	25,006	213
Provision for income taxes	(2,060)	(4,766)	(9,779)	(84)

Discontinued operations, net of applicable tax effect	1,082	6,989	15,227	129

Income before Extraordinary Gain	53,411	91,496	166,388	1,416
Extraordinary Gain, net of applicable tax effect	609	—	—	—

Net Income	¥54,020	¥91,496	¥166,388	$1,416

	Yen			U.S. dollars
Amounts per Share of Common Stock:
Basic:
Income from continuing operations	¥625.31	¥1,004.72	¥1,711.49	$14.57
Discontinued Operations	12.94	83.10	172.40	1.47
Extraordinary Gain	7.27	—	—	—
Net Income	645.52	1,087.82	1,883.89	16.04

Diluted:
Income from continuing operations	583.12	926.75	1,627.95	13.86
Discontinued Operations	11.74	75.43	162.35	1.38
Extraordinary Gain	6.60	—	—	—
Net Income	601.46	1,002.18	1,790.30	15.24
Cash Dividends	25.00	25.00	40.00	0.34

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

ORIX Corporation and its Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Common Stock:
Beginning balance	¥52,067	¥52,068	¥73,100	$622
Exercise of warrants and stock acquisition rights	1	1,032	2,829	24
Conversion of convertible bond	—	20,000	12,529	107

Ending balance	52,068	73,100	88,458	753

Additional Paid-in Capital:
Beginning balance	70,002	70,015	91,045	775
Exercise of warrants, stock acquisition rights and stock options	8	1,031	2,831	24
Conversion of convertible bond	—	19,999	12,528	107
Other, net	5	—	325	3

Ending balance	70,015	91,045	106,729	909

Legal Reserve:
Beginning balance	2,220	2,220	2,220	19

Ending balance	2,220	2,220	2,220	19

Retained Earnings:
Beginning balance	429,163	481,091	570,494	4,857
Cash dividends	(2,092)	(2,093)	(3,496)	(30)
Net income	54,020	91,496	166,388	1,416

Ending balance	481,091	570,494	733,386	6,243

Accumulated Other Comprehensive Income (Loss):
Beginning balance	(39,747)	(33,141)	(1,873)	(16)
Net change of unrealized gains on investment in securities	23,131	15,102	10,706	91
Net change of minimum pension liability adjustments	(3,785)	6,877	458	4
Net change of foreign currency translation adjustments	(15,710)	6,019	13,478	115
Net change of unrealized losses on derivative instruments	2,970	3,270	4,834	41

Ending balance	(33,141)	(1,873)	27,603	235

Treasury Stock:
Beginning balance	(8,247)	(8,206)	(7,653)	(65)
Exercise of stock options	202	805	3,025	25
Other, net	(161)	(252)	(122)	(1)

Ending balance	(8,206)	(7,653)	(4,750)	(41)

Total Shareholders’ Equity
Beginning balance	505,458	564,047	727,333	6,192
Increase, net	58,589	163,286	226,313	1,926

Ending balance	¥564,047	¥727,333	¥953,646	$8,118

Summary of Comprehensive Income:
Net income	¥54,020	¥91,496	¥166,388	$1,416
Other comprehensive income	6,606	31,268	29,476	251

Comprehensive income	¥60,626	¥122,764	¥195,864	$1,667

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2004, 2005 AND 2006

ORIX Corporation and its Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Cash Flows from Operating Activities:
Net income	¥54,020	¥91,496	¥166,388	$1,416
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	121,530	132,158	136,621	1,163
Provision for doubtful receivables and probable loan losses	47,583	39,513	16,480	140
Decrease in policy liabilities	(15,771)	(41,902)	(47,172)	(401)
Deferred tax provision (benefit)	(2,881)	15,533	29,625	252
Gains from securitization transactions	(446)	(12,520)	(7,139)	(61)
Equity in net income of affiliates	(17,924)	(20,043)	(32,080)	(274)
(Gains) losses on sales of subsidiaries and affiliates and liquidation loss	542	(3,347)	(2,732)	(23)
Extraordinary gain	(609)	—	—	—
Minority interests in earnings of subsidiaries, net	1,046	2,474	3,257	28
Gains on sales of available-for-sale securities	(8,728)	(14,761)	(10,401)	(89)
Gains on sales of real estate under operating lease	(9,116)	(1,554)	(8,970)	(76)
Gains on sales of operating lease assets other than real estate	(2,783)	(4,746)	(7,184)	(61)
Write-downs of long-lived assets	12,345	11,713	8,336	71
Write-downs of securities	5,234	4,930	4,540	39
Increase in restricted cash	(17,393)	(17,517)	(119,202)	(1,015)
Increase in trading securities	(4,831)	(21,430)	(9,091)	(77)
Increase in inventories	(18,197)	(21,906)	(56,596)	(482)
Increase in prepaid expenses	(1,974)	(975)	(2,316)	(20)
Increase in accrued expenses	7,481	8,255	2,755	24
Increase in security deposits	683	19,567	48,597	414
Other, net	3,001	(38,471)	22,287	190

Net cash provided by operating activities	152,812	126,467	136,003	1,158

Cash Flows from Investing Activities:
Purchases of lease equipment	(873,248)	(942,489)	(1,136,538)	(9,675)
Principal payments received under direct financing leases	731,702	633,724	670,781	5,710
Net proceeds from securitization of lease receivables, loan receivables and securities	35,704	191,976	194,806	1,658
Installment loans made to customers	(1,130,986)	(1,545,297)	(1,834,192)	(15,614)
Principal collected on installment loans	1,092,698	1,287,144	1,200,337	10,218
Proceeds from sales of operating lease assets	116,531	73,928	130,992	1,115
Investment in and dividends received from affiliates, net	5,822	(48,257)	10,754	92
Proceeds from sales of investment in affiliates	—	14,327	18,500	157
Purchases of available-for-sale securities	(90,527)	(219,890)	(201,123)	(1,712)
Proceeds from sales of available-for-sale securities	164,860	127,452	166,251	1,415
Maturities of available-for-sale securities	88,601	82,373	38,706	329
Purchases of other securities	(32,707)	(24,283)	(34,634)	(295)
Proceeds from sales of other securities	12,648	11,456	23,142	197
Purchases of other operating assets	(8,966)	(9,216)	(25,630)	(218)
Proceeds from sales of other operating assets	10,468	3,539	6,452	55
Acquisitions of subsidiaries, net of cash acquired	(8,861)	(12,506)	(38,837)	(331)
Sales of subsidiaries, net of cash disposed	24	—	2,664	23
Other, net	10,215	(31,985)	8,212	71

Net cash provided by (used in) investing activities	123,978	(408,004)	(799,357)	(6,805)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	50,109	(34,227)	326,285	2,778
Proceeds from debt with maturities longer than three months	1,640,244	1,934,048	2,102,054	17,894
Repayment of debt with maturities longer than three months	(2,051,777)	(1,665,050)	(1,697,828)	(14,453)
Net increase in deposits due to customers	30,078	44,043	16,628	141
Issuance of common stock	8	2,052	5,975	51
Dividends paid	(2,092)	(2,093)	(3,496)	(30)
Net increase (decrease) in call money	5,000	(5,000)	10,000	85
Other, net	146	570	2,910	25

Net cash provided by (used in) financing activities	(328,284)	274,343	762,528	6,491

Effect of Exchange Rate Changes On Cash and Cash Equivalents	(948)	339	1,302	11

Net Increase (Decrease) in Cash and Cash Equivalents	(52,442)	(6,855)	100,476	855
Cash and Cash Equivalents at Beginning of Year	204,677	152,235	145,380	1,238

Cash and Cash Equivalents at End of Year	¥152,235	¥145,380	¥245,856	$2,093

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

ORIX Corporation and Subsidiaries

1. Significant Accounting and Reporting Policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“US GAAP”), modified for the accounting for stock splits (see (o)). Significant accounting and reporting policies are summarized as follows:

(a) Basis of presenting financial statements

The Company and its subsidiaries in Japan maintain their books in conformity with Japanese accounting practices, which differ in certain respects from US GAAP.

The accompanying consolidated financial statements have been prepared in conformity with US GAAP and, therefore, reflect certain adjustments to these company’s books and records. The principal adjustments relate to accounting for direct financing leases, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition cost, calculation of policy liabilities, accounting for derivative instruments and hedging activities, accounting for goodwill and intangible assets resulting from business combinations, accounting for pension plans, and a reflection of the income tax effect on such adjustments and reclassification of discontinued operations.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%–50% ownership or other means, are accounted for by using the equity method. For certain entities where the Company holds majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to EITF96-16 (Investor’s accounting for an investee when the investor has a majority of the voting interest but the minority shareholder or shareholders have certain approval or veto rights). A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (“FIN 46(R)”) (“Consolidation of Variable Interest Entities”).

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified nine areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (f)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (g)), the determination of impairment of long-lived assets (see (h)), the determination of impairment of goodwill and other intangible assets (see (w)), the determination of impairment

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

of investment in securities (see (i)), the determination of valuation allowance for deferred tax assets (see (j)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see(l)), and the determination of benefit obligation and net periodic pension cost (see (m)).

(d) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

(e) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is depending upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company or its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are deferred and taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct cost is computed using the interest method.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of principal operating lease assets classified as transportation equipment is 7 years, as measuring equipment and personal computers is 4 years, and as real estate is 31 years. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of formerly leased real estate such as commercial buildings or residential condominiums, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of property management or other participation in performance of the lease asset. Where the Company or its subsidiaries have continuing involvement with the cash flows from disposal of such previously leased real estate, the gains or losses arising from such disposition are separately disclosed as “Gains on sales of real estate under operating leases” whereas if the Company or its subsidiaries have no continuing involvement with the cash flows from such disposed real estate, the gains or losses are reported as “Discontinued operations-Income from discontinued operations, net.” Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

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

Interest payments received on loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely are recognized on cash basis method or recorded as reductions of principal if the timing and amount of cash flows expected to be collected are reasonably unable to be estimated (see Note 6).

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against any due until qualifying for a return to accrual status and then any surpluses are taken to income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(f) Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of endowments, term life, whole life and medical insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. The average rates of assumed investment yields are 1.7%, 1.6% and 2.0% for fiscal 2004, 2005 and 2006, respectively. The Company continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances (“deferred policy acquisition costs”) and amortize over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Amortization charged to income for fiscal 2004, 2005 and 2006 amounted to ¥10,017 million, ¥10,359 million and ¥10,179 million ($87 million), respectively.

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

(h) Impairment of long-lived assets

The Company and its subsidiaries have followed FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No. 144, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of real estate development projects, golf courses and other operating assets, shall be tested for recoverability whenever events

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

or changes in circumstances indicates that the assets might be impaired. When the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(i) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In addition, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities in certain other situations. The Company and its subsidiaries charge against income losses related to debt securities in situations where, even though the market value has not remained significantly below the carrying value for six months, it is considered that the decline in the market value of a debt security is other than temporary because there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. Moreover, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the equity security will recover within the next six months.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

(l) Derivative financial instruments

All derivatives held by the Company and its subsidiaries are recognized on the balance sheet at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the income statement. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the income statement, or recorded in other comprehensive income.

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction, a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in accumulated other comprehensive income (loss) to the extent that the derivative is effective as hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or accumulated other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within accumulated other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies the criteria for hedge accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(m) Pension plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

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

(n) Stock-based compensation

Stock-based compensation expense is accounted for in accordance with APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) as permitted by FASB Statement No. 123 (“Accounting for Stock-Based Compensation”) amended by FASB Statement No. 148 (“Accounting for Stock-Based Compensation—Transition and Disclosure”). FASB Statement No. 123 provides entities a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25. The Company chose to use the intrinsic value approach pursuant to APB Opinion No. 25 and recognized no compensation expense in fiscal 2004, 2005 and 2006 with the exclusion of the expenses related to the stock compensation program for directors, executive officers and group executives which was newly introduced in fiscal 2006.

Had compensation expense for the Company’s stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) in fiscal 2004, 2005 and 2006 would have been as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
As reported:
Net income	¥54,020	¥91,496	¥166,388	$1,416
Add: Stock-based compensation expenses included in reported net income	—	—	313	3
Less: Total stock-based compensation expenses determined by fair value based method	(1,735)	(2,199)	(3,567)	(30)
Pro forma:
Net income	52,285	89,297	163,134	1,389

Net income—
As reported:
Basic EPS	¥645.52	¥1,087.82	¥1,883.89	$16.04
Diluted EPS	601.46	1,002.18	1,790.30	15.24
Pro forma:
Basic EPS	624.78	1,061.67	1,847.05	15.72
Diluted EPS	582.64	978.45	1,755.61	14.95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In December 2004, FASB Statement No. 123 (revised 2004) (“Share-Based Payment”) was issued. This statement is effective for fiscal years beginning after June 15, 2005 (see (ae)).

(o) Stock splits

Stock splits implemented prior to October 1, 2001 have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.

Based on a revision to the Code before amendment, effective on October 1, 2001, the above-mentioned method of accounting based on the regulation has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2006 would have increased by approximately ¥24,674 million ($210 million), with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

(p) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(q) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund, deposits related to servicing agreements and cash in trust related to debt guarantee.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥6,714 million and ¥9,877 million ($84 million) as of March 31, 2005 and 2006, respectively. Estimated useful lives range up to 55 years for buildings, up to 56 years for fixtures and up to 20 years for machinery and equipment.

(s) Other receivables

Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2005 and 2006, advance and/or progress payments were ¥94,974 million and ¥127,098 million ($1,082 million), respectively, and finished goods were ¥18,229 million and ¥13,451 million ($115 million), respectively.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥23,071 million and ¥32,672 million ($278 million) as of March 31, 2005 and 2006, respectively. Estimated useful lives range up to 55 years for buildings and fixtures and up to 20 years for machinery and equipment.

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

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed FASB Statement No. 141 (“Business Combinations”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”). FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion.

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

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include derivative payables.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥222 million, ¥74 million and ¥69 million ($1 million) in fiscal 2004, 2005 and 2006, respectively, related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2004, 2005 and 2006 are ¥9,725 million, ¥13,012 million and ¥12,465 million ($106 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(aa) Discontinued operations

The Company and its subsidiaries have followed FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB Statement No.144 broadened the scope of discontinued operations to include the operating results of any component of an entity with its own identifiable operations and cash flow which is disposed of and which the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units, and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for the presented periods were reclassified in the accompanying consolidated financial statements.

(ab) Financial statements presentation in U.S. dollars

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2006, which was ¥117.47 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

Furthermore, the Company and its subsidiaries have applied EITF Issue No. 04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) to Liquid Yield Option Notes™.

(ad) Issuance of stock by a subsidiary or an affiliate

When a subsidiary or an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the subsidiary or the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the subsidiary and the affiliate and recognizes gain or loss included in the consolidated statements of income in the year in which the change in ownership interest occurs.

(ae) New accounting pronouncements

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”). SOP No. 03-3 requires acquired loans to be recorded at fair value and prohibits “carrying over” or creation of valuation allowances in the initial accounting for all loans acquired in a transfer that have evidence of deterioration in credit quality since origination, when it is probable that the investor will be unable to collect all contractual cash flows. SOP No. 03-3 limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor’s initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan’s yield over its remaining life. Decreases in expected cash flows are recognized as an impairment. SOP No. 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Company and its subsidiaries have adopted this SOP in fiscal 2006 (see Note 6.)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In December 2004, FASB Statement No. 153 (“Exchange of Nonmonetary Assets—an amendment of APB Opinion No. 29”) was issued. This Statement amends the guidance in Accounting Principles Board (“APB”) Opinion No. 29 (“Accounting for Nonmonetary Transactions”), eliminating the exception to fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting for nonmonetary exchanges that do not have commercial substance. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this Statement will not have a significant effect on the Company and subsidiaries’ results of operations or financial position.

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

In May 2005, FASB Statement No. 154 (“Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”) was issued. This Statement replaces APB Opinion No. 20 (“Accounting Changes”) and FASB Statement No. 3 (“Reporting Accounting Changes in Interim Financial Statements”), and provides guidance on the accounting for and reporting of accounting changes and error corrections. This Statement requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standards does not include specific transition provisions, unless it is impracticable to do so. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In November 2005, FSP FAS 115-1 and FAS 124-1 (“The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”) was issued. This FSP provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP is required to be applied to reporting periods beginning after December 15, 2005. The Company and its subsidiaries have adopted this FSP in fiscal 2006.

In February 2006, FASB Statement No. 155 (“Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”) was issued. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1 (“Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”), and amends FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125”). This Statement is effective for all financial instruments acquired or issued after the beginning of fiscal years beginning after September 15, 2006. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In March 2006, FASB Statement No. 156 (“Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140”) was issued. This Statement addresses recognition and measurement of separately recognized servicing assets and liabilities, and amends FASB Statement No. 140. This Statement is effective for fiscal years beginning after September 15, 2006. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

(af) Reclassifications

Certain amounts in fiscal 2004 and 2005 consolidated financial statements have been reclassified to conform to fiscal 2006 presentation. On the consolidated balance sheets, “minority interests” which had been included in “trade notes, accounts payable and other liabilities” were disclosed separately. On the consolidated statements of income, lease income associated with re-leasing of assets upon maturity of a direct financing lease, which had been recorded in fiscal 2004 and 2005 net of depreciation costs of estimated residual values and included in revenues of “direct financing leases,” was reclassified into revenues of “operating leases” with depreciation costs included in “costs of operating leases”. In addition, revenues and costs of vehicle maintenance and management services contained in an automobile lease contract, which had been previously recorded net and included in revenues of “direct financing leases,” were reclassified into “other operating revenues” and “other operating expenses,” respectively. From this fiscal year, “minority interests in earnings of subsidiaries, net” which had been included in “selling, general and administrative expenses” in fiscal 2004 and 2005 were disclosed separately.

2. Acquisitions

On December 31, 2003, Footwork Express Co., Ltd. (previously OSL Co., Ltd.), a 69.2% owned subsidiary of the Company, acquired net assets that constituted a business of reorganization company, Footwork Logistics Corporation (previously reorganization company, Footwork Express Co., Ltd.). The aggregate purchase price was ¥3,112 million, of which ¥2,598 million was paid on December 31, 2003 and ¥514 million was paid on March 30, 2004, respectively, in cash. The Company purchased a business of Footwork Logistics Corporation in line with its plans to expand its corporate rehabilitation business in Japan. The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The 12 months operating results of Footwork Express Co., Ltd. have been included in the consolidated statement of income in fiscal 2005 based on its calendar reporting year ended December 31, 2004 and are reported in the income statement captions “transportation revenues” and “costs of transportation revenues”. As a result of the reduction in the Company’s ownership interest in Footwork Express Co., Ltd., the Company records its proportionate share of net income or loss of Footwork Express Co., Ltd. by the equity method from fiscal 2006.

During fiscal 2004, the Company and its subsidiaries acquired five other entities for a total cost of ¥10,658 million, which was paid in cash. Goodwill, which is not deductible for income tax calculation purposes, recognized in these transactions amounted to ¥1,230 million as a result of preliminary purchase price allocation at the time of acquisition, which was then adjusted to ¥398 million in accordance with the finalization of purchase price allocation during fiscal 2005. Acquisitions were made in line with the Company’s plans to expand its operations in the Real Estate and Automobile Operations segment and corporate rehabilitation business in Japan.

During fiscal 2005, the Company and its subsidiaries acquired 10 entities for a total cost of ¥18,131 million, which was paid in cash. Goodwill recognized in these transactions amounted to ¥2,330 million, which is not deductible for income tax calculation purposes. Acquired intangible assets with an indefinite useful life other than goodwill recognized in these transactions amounted to ¥1,461 million, which consist of ¥1,400 million for a business model of the cash collection system and ¥61 million for the trade name. The amount of goodwill was adjusted to ¥2,601 million in accordance with the finalization of purchase price allocation during fiscal 2006. Acquisitions were made in line with the Company’s plans to expand its operations in the Corporate Financial Services and Real Estate segments and corporate rehabilitation business in Japan.

During fiscal 2006, the Company and its subsidiaries acquired six entities for a total cost of ¥73,454 million ($625 million), which was paid in cash of ¥54,306 million ($462million) and its subsidiary’s common stocks of ¥19,148 million ($163 million). Goodwill recognized in these transactions amounted to ¥46,950 million ($399 million), which is not deductible for income tax calculation purposes. Acquired intangible assets other than goodwill recognized in these transactions amounted to ¥22,753 million ($194 million), including ¥22,579 million ($192 million) for the trade name. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. Thus, the amount of the goodwill could possibly be adjusted upon completion of the purchase price allocation. Acquisitions were made in line with the Company’s plans to expand its operations in The Americas, Real Estate-Related Finance, Real Estate and Other segments.

The segment in which goodwill is allocated is disclosed in Note 12 “Goodwill and Other Intangible Assets”.

3. Cash Flow Information

Cash payments during fiscal 2004, 2005 and 2006 are as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Cash payments:
Interest	¥60,951	¥57,613	¥65,812	$560
Income taxes	56,364	63,613	57,920	493

Non-cash investing and financing activities are excluded from the consolidated statements of cash flows. As non-cash investing activities, the Company and its subsidiaries assumed ¥24,412 million, ¥47,961 million and ¥50,567 million ($430 million) of liabilities in connection with acquisitions in fiscal 2004, 2005 and 2006,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

respectively. In addition, subsidiary’s common stocks of ¥19,148 million ($163 million) were exchanged in connection with an acquisition in fiscal 2006. As non-cash financing activities, ¥39,999 million and ¥25,057 million ($214 million) of convertible bonds were converted to common stocks in fiscal 2005 and 2006, respectively.

4. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2005 and 2006 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Minimum lease payments receivable	¥1,530,329	¥1,536,081	$13,076
Estimated residual value	62,144	58,611	499
Initial direct costs	17,565	16,373	139
Unearned lease income	(158,464)	(173,574)	(1,477)

	¥1,451,574	¥1,437,491	$12,237

Minimum lease payments receivable are due in periodic installments through 2026. At March 31, 2006, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥564,499	$4,805
2008	399,562	3,401
2009	276,539	2,354
2010	156,424	1,332
2011	70,947	604
Thereafter	68,110	580

Total	¥1,536,081	$13,076

Gains and losses from the disposition of direct financing lease assets are not significant for fiscal 2004, 2005 and 2006.

5. Investment in Operating Leases

Investment in operating leases at March 31, 2005 and 2006 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Transportation equipment	¥376,595	¥437,012	$3,720
Measuring equipment and personal computers	156,171	166,679	1,419
Real estate and other	337,270	389,081	3,312

	870,036	992,772	8,451
Accumulated depreciation	(265,022)	(288,853)	(2,459)

Net	605,014	703,919	5,992
Rental receivables	13,991	16,177	138

	¥619,005	¥720,096	$6,130

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Gains and losses from the disposition of real estate under operating lease assets are disclosed separately as gains on sales of real estate under operating leases and discontinued operations, respectively, in the accompanying consolidated statements of income.

For fiscal 2004, 2005 and 2006, gains from the disposition of assets under operating leases other than real estate are ¥2,783 million, ¥4,746 million and ¥7,184 million ($61 million), respectively, and are included in operating lease revenues.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Costs of depreciation and various expenses for fiscal 2004, 2005 and 2006 are as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Depreciation	¥85,078	¥91,618	¥101,258	$862
Various expenses	32,246	32,118	34,325	292

	¥117,324	¥123,736	¥135,583	$1,154

The operating lease contracts include non-cancelable lease terms ranging from one month to 10 years. The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥102,208	$870
2008	66,415	565
2009	43,552	371
2010	22,610	192
2011	8,361	71
Thereafter	3,994	35

Total	¥247,140	$2,104

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

6. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2005 and 2006 is as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Borrowers in Japan:
Consumer—
Housing loans	¥505,930	¥654,171	$5,568
Card loans	228,505	318,910	2,715
Other	75,353	113,217	964

	809,788	1,086,298	9,247

Corporate—
Real estate-related companies	314,534	416,128	3,542
Commercial and industrial companies	879,624	1,002,076	8,531

	1,194,158	1,418,204	12,073

	2,003,946	2,504,502	21,320

Overseas corporate, industrial and other borrowers	217,883	254,994	2,171
Purchased loans*	152,125	153,158	1,304
Loan origination costs, net	12,643	13,382	114

	¥2,386,597	¥2,926,036	$24,909

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtor is unlikely and consist mainly of housing loans, loans to real estate-related companies and commercial and industrial companies in Japan.

Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

At March 31, 2006, the contractual maturities of installment loans except purchased loans and loan origination costs for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥689,401	$5,869
2008	399,732	3,403
2009	341,880	2,910
2010	267,980	2,281
2011	256,976	2,188
Thereafter	803,527	6,840

Total	¥2,759,496	$23,491

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥106,693 million, ¥125,321 million and ¥148,910 million ($1,268 million) for fiscal 2004, 2005 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

For loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely (“purchased loans”), AICPA Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”) requires that the investor recognize the excess of the loan’s cash flows expected at acquisition over the investor’s initial investment as interest income on the level-yield basis over the remaining life of the purchased loan (“accretable yield”). SOP No. 03-3, however, does not prohibit placing loans on non-accrual status subsequent to acquisition, including use of the cost recovery or cash basis methods of income recognition when it is not appropriate to recognize the accretable yield, such as when the investor does not have sufficient information to reasonably estimate cash flows expected to be collected to compute the accretable yield.

Purchased loans acquired by the Company and its subsidiaries are generally characterized by extended period of non-performance by the borrower which result in limited or no expectation of further performance by the borrower except through liquidation of collateral. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment, or arrangement of evacuation of the property after foreclosure, or the sale of such loans to third parties. In some cases, the Company and its subsidiaries may employ a number of these strategies to maximize collateral realization. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries mainly use the cost recovery or cash basis methods of income recognition for such purchased loans.

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥9,809 and ¥16,500 million ($140 million) as of March 31, 2005 and 2006.

The carrying amounts of purchased loans at March 31, 2005 and 2006 are as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Carrying amount	¥152,125	¥153,158	$1,304
(Carrying amount of purchased loans for which the cost recovery method or cash basis method are used)	(152,049)	(152,691)	(1,300)

For purchased loans acquired during fiscal 2006, the fair value at the acquisition date is as follows:

	Millions of yen	Millions of U.S. dollars
	2006	2006
Fair value at the acquisition date	¥116,607	$993
(Fair value of purchased loans for which the cost recovery method or cash basis method are used)	(115,547)	(984)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2006 are as follows:

	Millions of yen	Millions of U.S. dollars
	2006	2006
Beginning balance	¥5,498	$46
Provisions charged to income	3,244	28
Charge-offs	(732)	(6)
Other*	18	0

Ending balance	¥8,028	$68

*	Other includes foreign currency translation adjustments.

7. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2004, 2005 and 2006 are as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Beginning balance	¥133,146	¥128,020	¥115,250	$981
Provisions charged to income	47,583	39,513	16,480	140
Charge-offs	(54,471)	(54,122)	(37,258)	(317)
Recoveries	1,892	1,472	1,127	10
Other*	(130)	367	1,403	12

Ending balance	¥128,020	¥115,250	¥97,002	$826

*	Other includes foreign currency translation adjustments, the effect of acquisitions and amounts reclassified to discontinued operations.

The balance of the allowance broken down into investment in direct financing leases and installment loans at March 31, 2005 and 2006 is as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Balance of allowance related to:
Investment in direct financing leases	¥36,264	¥30,723	$262
Installment loans	78,986	66,279	564

Total	¥115,250	¥97,002	$826

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

restructured) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

The Company and its subsidiaries consider that large balance non-homogeneous loans are impaired when principal or interest is past due more than 90 days or earlier if management determines that it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of these loans, and consider that smaller balance homogeneous loans, including housing loans and card loans are impaired when these terms of loans are modified in a troubled debt restructuring.

The recorded investments in loans considered impaired are ¥86,021 million and ¥83,658 million ($712 million) as of March 31, 2005 and 2006, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥67,745 million and ¥66,543 million ($566 million) as of March 31, 2005 and 2006, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥35,150 million and ¥31,056 million ($264 million) as of March 31, 2005 and 2006, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets. The recorded investments in loans considered impaired above include purchased loans considered impaired as described in Note 6.

The average recorded investments in impaired loans for fiscal 2004, 2005 and 2006 were ¥94,346 million, ¥91,782 million and ¥84,803 million ($722 million), respectively.

The Company and its subsidiaries recognized interest income on impaired loans of ¥990 million, ¥1,790 million and ¥1,771 million ($15 million), and collected in cash interest on impaired loans of ¥954 million, ¥1,613 million and ¥1,455 million ($12 million) in fiscal 2004, 2005 and 2006, respectively.

The Company and its subsidiaries use 90 days for suspending recognition of income from direct financing leases and loans. (see Note 1(e))

As of March 31, 2005 and 2006, the balances of direct financing leases on non-accrual status were ¥25,733 million and ¥20,494 million ($174 million), and the balances of smaller-balance homogeneous loans on non-accrual status were ¥26,945 million and ¥16,455 million ($140 million), respectively.

8. Investment in Securities

Investment in securities at March 31, 2005 and 2006 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Trading securities	¥47,784	¥61,971	$528
Available-for-sale securities	390,542	432,306	3,680
Other securities	150,945	188,521	1,605

Total	¥589,271	¥682,798	$5,813

Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 20).

For fiscal 2004, 2005 and 2006, net unrealized holding gains and losses on trading securities are gains of ¥1,977 million, losses of ¥764 million and gains of ¥1,901 million ($16 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

During fiscal 2005 and 2006, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥164,860 million and ¥158,740 million, respectively, resulting in gross realized gains of ¥10,910 million and ¥23,036 million, respectively, and gross realized losses of ¥2,182 million and ¥1,747 million, respectively. During fiscal 2006, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥169,532 million ($1,443 million), resulting in gross realized gains of ¥12,216 million ($104 million) and gross realized losses of ¥1,185 million ($10 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2004, 2005 and 2006, the Company and its subsidiaries charged losses on securities of ¥5,234 million, ¥4,930 million and ¥4,540 million ($39 million), respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥83,640 million ($712 million) at March 31, 2006. Investments with an aggregate cost of ¥81,322 million ($692 million) were not evaluated for impairment because the Company and its subsidiaries did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investment and the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at March 31, 2005 and 2006 are as follows:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2006

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥1,270	¥60	¥(35)	¥1,295
Japanese prefectural and foreign municipal bond securities	18,711	—	(508)	18,203
Corporate debt securities	254,237	1,856	(3,778)	252,315
Mortgage-backed and other asset-backed securities	72,171	13,247	(389)	85,029
Equity securities	25,249	50,408	(193)	75,464

	¥371,638	¥65,571	¥(4,903)	¥432,306

March 31, 2006

	Millions of U.S. dollars
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	$11	$0	$(0)	$11
Japanese prefectural and foreign municipal bond securities	159	—	(4)	155
Corporate debt securities	2,165	16	(32)	2,149
Mortgage-backed and other asset-backed securities	614	113	(4)	723
Equity securities	215	429	(2)	642

	$3,164	$558	$(42)	$3,680

The following table provides information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2006:

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	¥954	¥(35)	¥25	¥—	¥979	¥(35)
Japanese prefectural and foreign municipal bond securities	17,071	(464)	1,132	(44)	18,203	(508)
Corporate debt securities	195,960	(3,578)	8,485	(200)	204,445	(3,778)
Mortgage-backed and other asset-backed securities	9,877	(297)	2,092	(92)	11,969	(389)
Equity securities	361	(86)	850	(107)	1,211	(193)

	¥224,223	¥(4,460)	¥12,584	¥(443)	¥236,807	¥(4,903)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of U.S. dollars
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	$8	$(0)	$0	$—	$8	$(0)
Japanese prefectural and foreign municipal bond securities	145	(4)	10	(0)	155	(4)
Corporate debt securities	1,668	(30)	72	(2)	1,740	(32)
Mortgage-backed and other asset-backed securities	84	(3)	18	(1)	102	(4)
Equity securities	3	(1)	7	(1)	10	(2)

	$1,908	$(38)	$107	$(4)	$2,015	$(42)

Approximately 370 investment positions, which included mainly foreign corporate securities and commercial mortgage-backed securities, were in an unrealized loss position as of March 31, 2006. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates and credit spreads and market trends. As part of its ongoing monitoring process, management has concluded that none of these securities were other-than-temporarily impaired at March 31, 2006. The Company and its subsidiaries have the ability and intent to hold these securities for a time sufficient to recover its amortized cost.

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities held at March 31, 2006:

	Millions of yen		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	¥25,099	¥25,585	$214	$218
Due after one to five years	160,300	164,222	1,365	1,398
Due after five to ten years	138,873	140,278	1,182	1,194
Due after ten years	22,117	26,757	188	228

	¥346,389	¥356,842	$2,949	$3,038

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥9,254 million, ¥10,137 million and ¥12,440 million ($106 million) for fiscal 2004, 2005 and 2006, respectively.

9. Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans and housing loans) and investment in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose corporations that issue beneficial interests of the securitization trusts and securities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs generally have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries account for the transfer of the financial assets as the sale to the extent that consideration other than beneficial interests in the transferred financial assets is received in exchange when control over the financial assets is surrendered. In addition, the Company and its subsidiaries are not required to consolidate these SPEs if they are qualifying SPEs as defined in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”) or the Company and its subsidiaries are not primary beneficiaries of the SPEs pursuant to FASB Interpretation No. 46 (revised December 2003) (“Consolidation of Variable Interest Entities”). The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those retained interests includes interests in the transferred assets and are often subordinate to other tranche(s) of the securitization, servicing assets, and cash collateral.

Those beneficial interests retained by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. We periodically estimate the fair value of these retained interests and test whether the retained interests are recoverable.

During fiscal 2004, 2005 and 2006, the Company and its subsidiaries sold direct financing lease receivables, installment loans and investment in securities in securitization transactions. Certain information with respect to these transactions is as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Direct financing leases:
Balance sold	¥26,284	¥97,177	¥108,973	$928
Gains on sales	170	3,877	4,733	40
Interests retained	—	66,024	25,809	220
Installment loans:
Balance sold	9,250	58,184	76,043	647
Gains on sales	276	2,115	1,776	15
Interests retained	263	9,562	4,976	42
Investment in securities:
Balance sold	—	24,760	2,651	23
Gains on sales	—	6,528	630	5
Interests retained	—	37,931	—	—

Regarding securitizations of direct financing lease receivables, for fiscal 2004, 2005 and 2006, revenues from retained interests of ¥9,542 million, ¥5,640 million and ¥7,217 million ($61 million), respectively, are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from retained interests of ¥12,175 million, ¥13,371 million and ¥8,909 million ($76 million) for fiscal 2004, 2005 and 2006, respectively, are included in interest on loans and investment securities in the consolidated statements of income. Regarding securitizations of investment in securities, revenues from retained interests of ¥259 million and ¥4,312 million ($37 million) for fiscal 2005 and 2006, respectively, are included in interest on loans and investment securities in the consolidated statements of income.

As of March 31, 2004, 2005 and 2006, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2004, 2005 and 2006 are as follows:

	2004		2005				2006
	Installment loans		Direct financing leases	Installment loans		Investment in securities	Direct financing leases	Installment loans		Investment in securities
	Direct financing leases	Commercial mortgage loans		Commercial mortgage loans	Mortgage loans for individuals			Commercial mortgage loans	Mortgage loans for individuals
Expected credit loss	0.01%	2.39%	0.97%-1.19%	0.27%-1.59%	1.05%	0.00%	1.34%-1.36%	0.98%-1.77%	0.57%	0.00%
Discount rate	8.35%	1.79%	0.37%-5.01%	0.49%-2.12%	1.04%-3.46%	6.64%-14.28%	3.07%-5.86%	1.63%-1.97%	5.50%	9.00%
Annual prepayment rate ( * )	—	19.18%	0.20%-4.39%	19.03%-43.93%	7.52%	0.00%	5.82%-5.98%	22.07%-28.85%	0.79%	0.00%

(*)	With respect to direct financing leases securitized in fiscal 2004, the Company and its subsidiaries did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating discount rates or principal payments.

Retained interests from securitization transactions in fiscal 2006 and prior years are recorded in the consolidated balance sheet at March 31, 2006. Key economic assumptions used in measuring the fair value of retained interests as of March 31, 2006, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

	2006
		Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Expected credit loss	0.90%-1.36%	0.20%-4.00%	0.60%-0.94%	0.00%
Discount rate	0.57%-8.10%	0.59%-2.37%	0.51%-7.95%	7.50%-9.00%
Annual prepayment rate	0.20%-6.18%	24.08%-66.76%	0.66%-7.05%	0.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen				Millions of U.S. dollars
		Installment loans				Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Fair value of retained interests	¥82,740	¥8,405	¥10,550	¥45,180	$704	$72	$90	$385
Book value of retained interests	75,349	8,167	10,235	36,286	641	70	87	309
Weighted average life (in years)	0.5-4.5	2.5	10.2-28.5	6.7-7.0	0.5-4.5	2.5	10.2-28.5	6.7-7.0
Expected credit loss:
+10%	627	4	36	—	5	0	0	—
+20%	1,253	9	72	—	11	0	1	—
Discount rate:
+10%	659	9	176	163	6	0	1	1
+20%	1,306	19	342	447	11	0	3	4
Prepayment rate:
+10%	183	286	127	—	2	2	1	—
+20%	363	564	246	—	3	5	2	—

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

Certain cash flows received from/(paid) to special-purpose entities for all securitization activities in fiscal 2004, 2005 and 2006 are summarized as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Proceeds from new securitizations	¥35,704	¥191,976	¥194,806	$1,658
Servicing fees received	551	274	323	3
Cash flows received on interests retained	31,742	31,403	47,625	405
Repurchases of ineligible assets	(23,647)	(24,215)	(20,952)	(178)

Quantitative information about delinquencies, net credit losses, and components of financial assets sold on securitization and other assets managed together as of March 31, 2005 and 2006 are as follows:

March 31, 2005

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,594,888	¥25,733	¥10,678
Installment loans	2,557,892	112,966	41,972

Total assets managed or sold on securitization	4,152,780	¥138,699	¥52,650

Less: assets sold on securitization	(314,609)

Assets held in portfolio	¥3,838,171

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2005, are ¥351,200 million, but the assets of ¥36,591 million, of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

A subsidiary entered into a collateralized debt obligation transaction in fiscal 2005 and accounted for the transaction as a sale. The assets sold as a result of transaction were ¥24,760 million as of March 31, 2005, and were not included in the table above.

March 31, 2006

	Millions of yen			Millions of dollars
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,598,205	¥20,494	¥11,018	$13,605	$174	$94
Installment loans	3,065,547	100,113	25,113	26,097	852	214

Total assets managed or sold on securitization	4,663,752	¥120,607	¥36,131	39,702	$1,026	$308

Less: assets sold on securitization	(300,225)			(2,556)

Assets held in portfolio	¥4,363,527			$37,146

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2006, are ¥333,509 million ($2,839 million), but the assets of ¥33,284 million ($283 million), of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

A subsidiary entered into a collateralized debt obligation transaction in fiscal 2005 and accounted for the transaction as a sale, and it sold a portion of the retained interests in fiscal 2006. The assets sold as a result of these transactions were ¥29,460 million ($251 million) as of March 31, 2006, and were not included in the table above.

In fiscal 2006 and prior years, the Company and its subsidiaries entered into other lease receivable securitization programs and other installment loan securitization programs that are not accounted for as sales but for as secured borrowings. The payables under these securitization programs of ¥60,281 million and ¥106,333 million ($905 million) are included in long-term debt as of March 31, 2005 and 2006 respectively. The collateral under these securitization programs of ¥85,924 million and ¥50,041 million ($426 million), ¥9,049 million and ¥143,542 million ($1,222 million), and cash collateral of ¥5,457 million and ¥2,888 million ($25 million) are included in investment in direct financing leases, installment loans and other assets in the consolidated balance sheets as of March 31, 2005 and 2006, respectively.

10. Business Transactions with Special Purpose Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No. 46 (revised December 2003) (“Consolidation of Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

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

The Company and its subsidiaries provide installment loans to such SPEs in the aggregate of ¥12,624 million and ¥21,278 million ($181 million) as of March 31, 2005 and 2006, and occasionally make investments in these SPEs, which amount to ¥16,498 million and ¥6,292 million ($54 million) as of March 31, 2005 and 2006, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Total assets of such SPEs are ¥189,173 million and ¥133,846 million ($1,139 million) as of March 31, 2005 and 2006, respectively. Among those SPEs, no SPEs were subject to consolidation.

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

The Company and its subsidiaries provide non-recourse loans to SPEs in the aggregate of ¥12,819 million and ¥4,013 million ($34 million) as of March 31, 2005 and 2006, and/or make investments in these SPEs, which amount to ¥9,795 million and ¥13,146 million ($112 million) as of March 31, 2005 and 2006, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Total assets of such SPEs are ¥62,908 million and ¥72,986 million ($621 million) as of March 31, 2005 and 2006, respectively. Among those SPEs, total assets of consolidation were ¥15,923 million and ¥20,958 million ($178 million) as of March 31, 2005 and 2006, respectively. Those assets are mainly included in investment in operating leases and other assets in the consolidated balance sheets.

The consolidated SPEs borrow from financial institutions, and ¥12,138 million and ¥11,376 million ($97 million) of the SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2005 and 2006, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Total assets of such SPEs are ¥83,856 million and ¥93,585 million ($797 million) as of March 31, 2005 and 2006, respectively. Those assets are mainly included in investment in operating leases, other operating assets and other assets in the consolidated balance sheets as of March 31, 2005 and 2006, respectively.

Certain SPEs borrow non-recourse loans from financial institutions, and ¥10,729 million and ¥24,803 million ($211 million) of SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2005 and 2006, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

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

Total assets of SPEs of consolidation are ¥25,991 million and ¥25,659 million ($218 million) as of March 31, 2005 and 2006, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of March 31, 2005 and 2006, respectively.

(e) SPEs for acquisition of loan receivables

The Company is involved with SPEs established by customers to purchase loan receivables. SPEs receive loan receivables as trust assets from the customers. The servicing operations for the SPEs are mainly conducted by the customers.

The Company consolidated such SPEs since the Company purchased all of beneficial interests of such SPEs.

Total assets of SPEs of consolidation are ¥158,787 million ($1,352 million) as of March 31, 2006. Those assets are mainly included in installment loans in the consolidated balance sheet as of March 31, 2006.

(f) Kumiai structures

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

11. Investment in Affiliates

Investment in affiliates at March 31, 2005 and 2006 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Common stock, at equity value	¥264,669	¥308,401	$2,625
Loans	9,817	8,372	72

	¥274,486	¥316,773	$2,697

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥76,495 million and ¥86,454 million, respectively, as of March 31, 2005 and ¥96,056 million ($818 million) and ¥165,462 million ($1,409 million), respectively, as of March 31, 2006.

In fiscal 2004, 2005 and 2006, the Company and its subsidiaries received dividends from affiliates (including a withdrawal from an investment in affiliate accompanying its termination) of ¥3,136 million, ¥5,453 million and ¥21,731 million ($185 million), respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥26,173 million and ¥38,111 million ($324 million) as of March 31, 2005 and 2006, respectively.

During fiscal 2003, the Company acquired an interest in two affiliates accounted for under the equity method for which the purchase price allocation was not complete as of March 31, 2003. Upon completion of valuation of investee assets and liabilities during fiscal 2004 it was determined that the fair value of investee assets and liabilities exceeded the purchase price paid. This excess of fair value of the Company’s proportionate interest in the net assets of investees upon acquisition has been recorded first as a reduction of non-current assets of the investees with the excess reported as an extraordinary gain of ¥609 million, net of tax of ¥421 million, during fiscal 2004.

On June 11, 2002, ORIX JREIT Inc. (“ORIX JREIT”), a wholly-owned Japanese real estate investment corporation as of March 31, 2002, completed an initial public offering of 80% or 98,700 units of its investment units. Subsequent to the initial public offering, the Company accounted for the remaining investment in ORIX JREIT using the equity method of accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

ORIX JREIT entered into an asset management agreement with one of the Company’s subsidiaries and paid ¥847 million of management fees for fiscal 2004, ¥915 million for fiscal 2005 and ¥1,095 million ($9 million) for fiscal 2006, respectively.

The Company and its subsidiaries sold office buildings under operating leases to ORIX JREIT and recognized ¥7,617 million and ¥8,574 million ($73 million) of gains on the sales, which were included in gains on sales of real estate under operating leases in the accompanying consolidated statements of income for fiscal 2004 and 2006, respectively. The related intercompany profits have been eliminated based on the Company’s proportionate share under the equity method.

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

During fiscal 2006, ORIX JREIT issued 50,000 units of ORIX JREIT to the public at an issue price of ¥700,780 ($5,966) per unit, receiving aggregate proceeds of ¥35,039 million ($298 million). As a result of the issuance of new units, the ownership interest of the Company’s subsidiary in ORIX JREIT decreased from 10% to 8%. Because the issuance price per unit issued by ORIX JREIT was more than the average carrying amount per unit of the subsidiary, the subsidiary was required to adjust the carrying amounts of its investments in ORIX JREIT by ¥764 million ($7 million) and recognized gains in earnings.

On March 25, 2005, the Company acquired approximately an additional 42% interest and certain preferred stock in DAIKYO INCORPORATED for ¥46,565 million. The Company recorded its share of earnings by the equity method from the date of acquisition through December 31, 2005, the date of latest available financial statements for the year ended March 31, 2006. The purchase price allocation was complete as of March 31, 2006.

Companies comprising a significant portion of investment in affiliates are DAIKYO INCORPORATED (43% of equity share), The Fuji Fire and Marine Insurance Company Limited (25%) and Korea Life Insurance Co., Ltd. (17%).

Combined and condensed information relating to the affiliates accounted for by the equity method for fiscal 2004, 2005 and 2006 are as follows (some operation data for entities reflect only the period since the Company made the investment and on the lag basis as described above):

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Operations:
Total revenues	¥1,272,013	¥1,470,624	¥1,932,408	$16,450
Income before income taxes	111,109	148,636	165,707	1,411
Net income	93,734	107,809	142,413	1,212

Financial position:
Total assets	¥5,528,819	¥6,960,937	¥7,485,439	$63,722
Total liabilities	5,181,197	6,257,525	6,822,846	58,082
Shareholders’ equity	347,622	703,412	662,593	5,640

The Company had no significant transactions with these companies except as described above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

12. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2004, 2005 and 2006 are as follows:

	Millions of yen
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Balance at March 31, 2003	¥594	¥761	¥—	¥3,002	¥—	¥4,452	¥221	¥6,737	¥2,743	¥18,510
Acquired	—	832	—	—	—	—	398	—	—	1,230
Impairment	—	(464)	—	—	—	—	—	—	—	(464)
Other (net)*	—	—	—	(693)	—	—	(53)	(964)	18	(1,692)

Current period change	—	368	—	(693)	—	—	345	(964)	18	(926)

Balance at March 31, 2004	594	1,129	—	2,309	—	4,452	566	5,773	2,761	17,584
Acquired	440	—	—	—	237	—	1,653	—	—	2,330
Impairment	(251)	—	—	—	—	—	—	—	—	(251)
Other (net)*	—	(848)	—	—	—	—	(210)	113	(417)	(1,362)

Current period change	189	(848)	—	—	237	—	1,443	113	(417)	717

Balance at March 31, 2005	783	281	—	2,309	237	4,452	2,009	5,886	2,344	18,301
Acquired	23	—	—	—	721	—	—	46,206	—	46,950
Impairment	(655)	—	—	—	—	—	—	(499)	—	(1,154)
Other (net)*	270	—	—	—	—	—	3	943	(310)	906

Current period change	(362)	—	—	—	721	—	3	46,650	(310)	46,702

Balance at March 31, 2006	¥421	¥281	¥—	¥2,309	¥958	¥4,452	¥2,012	¥52,536	¥2,034	¥65,003

	Millions of U.S. dollars
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Balance at March 31, 2005	$7	$2	$—	$20	$2	$38	$17	$50	$20	$156
Acquired	0	—	—	—	6	—	—	393	—	399
Impairment	(6)	—	—	—	—	—	—	(4)	—	(10)
Other (net)*	2	—	—	—	—	—	0	8	(3)	7

Current period change	(4)	—	—	—	6	—	0	397	(3)	396

Balance at March 31, 2006	$3	$2	$—	$20	$8	$38	$17	$447	$17	$552

*	Other includes effect of an adoption of FASB Statement No. 141, foreign currency translation adjustments and certain other reclassifications.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other intangible assets at March 31, 2005 and 2006 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Intangible assets not subject to amortization:
Trade name	¥1,460	¥24,164	$206
Others	3,138	3,169	27

	4,598	27,333	233

Intangible assets subject to amortization:
Software	45,323	48,625	414
Others	8,459	10,022	85

	53,782	58,647	499
Accumulated amortization	(28,415)	(33,770)	(287)

Net	25,367	24,877	212

	¥29,965	¥52,210	$445

The aggregate amortization expenses for intangible assets are ¥7,603 million, ¥7,966 million and ¥8,553 million ($73 million) in fiscal 2004, 2005 and 2006, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥7,887 million ($67 million) in fiscal 2007, ¥6,073 million ($52 million) in fiscal 2008, ¥ 4,424 million ($38 million) in fiscal 2009, ¥2,505 million ($21 million) in fiscal 2010 and ¥1,158 million ($10 million) in fiscal 2011, respectively.

13. Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2005 and 2006 are as follows:

March 31, 2005

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥175,342	1.2%
Short-term debt outside Japan, mainly from banks	243,649	4.1
Commercial paper in Japan	528,046	0.1
Commercial paper outside Japan	834	1.5

	¥947,871	1.3

March 31, 2006

	Millions of yen	Millions of U.S. dollars	Weighted average rate
Short-term debt in Japan, mainly from banks	¥244,215	$2,079	1.1%
Short-term debt outside Japan, mainly from banks	291,088	2,478	5.5
Commercial paper in Japan	800,677	6,816	0.2
Commercial paper outside Japan	434	4	1.6

	¥1,336,414	$11,377	1.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The composition of long-term debt and the weighted average contract interest rate on long-term debt at March 31, 2005 and 2006 are as follows:

March 31, 2005

	Due	Millions of yen	Weighted average rate
Banks:
Fixed rate	2006–2020	¥110,079	3.1%
Floating rate	2006–2021	1,030,897	1.0
Insurance companies and others:
Fixed rate	2006–2014	392,386	1.4
Floating rate	2006–2021	257,590	0.6
Unsecured bonds	2006–2015	818,000	1.0
Unsecured convertible bonds	2007	28,315	0.0
Unsecured bonds with warrants	2006	1,600	0.6
Unsecured bond with stock acquisition rights	2023	48,940	0.0
Unsecured notes under medium-term note program	2006–2013	113,775	3.6
Payables under securitized lease receivables	2006–2009	48,875	0.8
Payables under securitized loan receivables	2006–2008	11,406	1.3

		¥2,861,863	1.2

March 31, 2006

	Due	Millions of yen	Millions of U.S. dollars	Weighted average rate
Banks:
Fixed rate	2007–2020	¥160,793	$1,369	2.4%
Floating rate	2007–2021	1,210,746	10,307	1.1
Insurance companies and others:
Fixed rate	2007–2014	422,361	3,595	1.3
Floating rate	2007–2021	250,052	2,129	0.6
Unsecured bonds	2007–2016	917,783	7,813	1.1
Unsecured convertible bond	2007	3,154	27	0.0
Unsecured bond with stock acquisition rights	2023	56,090	477	0.0
Unsecured notes under medium-term note program	2007–2016	108,743	926	5.2
Payables under securitized lease receivables	2007–2009	27,824	237	1.0
Payables under securitized loan receivables	2007–2009	78,509	668	0.6

		¥3,236,055	$27,548	1.2

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2006 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥662,019	$5,636
2008	587,858	5,004
2009	556,037	4,733
2010	555,887	4,732
2011	511,812	4,357
Thereafter	362,442	3,086

Total	¥3,236,055	$27,548

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made annually and principal is repaid upon maturity of the notes.

For unsecured convertible bond, the Company issued Euro yen convertible bond of ¥28,840 million (added premium of ¥840 million) in December 2001. As of March 31, 2006, this was convertible into approximately 211,000 shares of common stock at fixed conversion price of ¥14,800.00 per share. The conversion price shall be adjusted, if the Company issues new shares at less than the current market price of the shares.

For unsecured bond with stock acquisition rights, the Company issued Liquid Yield Option Notes™ of $400 million, net of unamortized discount of $622 million, in June 2002. As of March 31, 2006, the bond had stock acquisition rights that were convertible into approximately 3,135,000 shares of common stock at a conversion price of $127.44 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than specified conversion trigger price which will be accreted from $140.48 for the quarter including the date of issuance to $355.05 for the quarter ending the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred.

During fiscal 2004, 2005 and 2006, the Company and certain subsidiaries recognized net amortization expenses of bond premiums and discounts, and deferred issuance costs of bonds and medium-term notes in the amount of ¥3,388 million, ¥3,509 million and ¥3,429 million ($29 million), respectively.

Total committed lines for the Company and its subsidiaries were ¥895,805 million and ¥885,106 million ($7,535 million) at March 31, 2005 and 2006, respectively, and, of these lines, ¥795,935 million and ¥743,846 million ($6,332 million) were available at March 31, 2005 and 2006, respectively. Of the available committed lines, ¥85,427 million and ¥186,000 million ($1,583 million) were long-term committed credit lines at March 31, 2005 and 2006, respectively.

As of March 31, 2005 and 2006, ¥118,250 million and ¥66,000 million ($562 million) of the total committed lines were restricted for commercial paper backup purposes, and no borrowings were made under these lines at each balance sheet date.

Some of the debt and commitment contracts contain covenant clauses. The covenants include select objective requirements relating to the need for the Company and its subsidiaries to maintain prescribed levels of equity or credit rating issued by the rating agencies. As of March 31, 2006, the Company and its subsidiaries were in compliance with such objective covenant requirements.

The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In addition to the direct finance leases and installment loans that are not accounted for as sales but for as secured borrowings as described in Note 9. “Securitization Transactions,” and the real estate SPEs described in Note 10 (b) and (c). “Business Transactions with Special Purpose Entities” own, the short-term and long-term debt payables to financial institutions are secured by the following assets as of March 31, 2006:

	Millions of yen	Millions of U.S. dollars
Minimum lease payments, loans and future rentals	¥45,118	$384
Investment in securities (include repurchase facilities of ¥83,753 million ($713 million))	116,385	991
Other operating assets and office facilities, net	4,085	35

	¥165,588	$1,410

As of March 31, 2006, securities and other assets of ¥5,808 million ($49 million) were pledged for collateral security deposits.

As of March 31, 2006, a subsidiary pledged borrowed bonds through security lending transactions with the fair values of ¥21,408 million ($182 million) for collateral security deposits.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of ¥109,092 million ($929 million) as of March 31, 2006, that may be sold or repledged by the subsidiary. As of March 31, 2006, ¥80,596 million ($686 million) at market value of the securities are repledged as collateral for short-term debt.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

14. Deposits

Deposits at March 31, 2005 and 2006 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Time deposits	¥282,250	¥298,279	$2,539
Other deposits	54,338	55,005	468

Total	¥336,588	¥353,284	$3,007

The balances of time deposits, including certificates of deposit, issued in amounts of ¥10 million ($85 thousand) or more were ¥191,619 million and ¥200,790 million ($1,709 million) at March 31, 2005 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The maturity schedule of time deposits at March 31, 2006 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥123,122	$1,048
2008	58,343	497
2009	34,228	291
2010	50,900	433
2011	31,686	270

Total	¥298,279	$2,539

15. Income Taxes

Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains, and the provision for income taxes in fiscal 2004, 2005 and 2006 are as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains:
Japan	¥79,674	¥119,168	¥201,388	$1,715
Overseas	25,100	35,935	50,762	432

	¥104,774	¥155,103	¥252,150	$2,147

Provision for income taxes:
Current—
Japan	¥50,187	¥46,949	¥60,290	$513
Overseas	4,093	5,640	7,817	67

	54,280	52,589	68,107	580

Deferred—
Japan	(11,733)	4,160	18,752	159
Overseas	8,852	11,373	10,873	93

	(2,881)	15,533	29,625	252

Provision for income taxes	¥51,399	¥68,122	¥97,732	$832

The Company and its subsidiaries in Japan were subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a statutory income tax rate of approximately 42% in fiscal 2004. The Amendments to Local Tax Laws, which were enacted on March 31, 2003 (effective from April 1, 2004), decreased the statutory tax rate to approximately 40.7%. During fiscal 2004, the statutory tax rate increased to 40.9%, due to the tuning of tax rate by each local tax authority. In fiscal 2005 and 2006, the Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of 40.9%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2004, 2005 and 2006 are as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains	¥104,774	¥155,103	¥252,150	$2,147

Tax provision computed at statutory rate	¥44,005	¥63,437	¥103,129	$878
Increases (reductions) in taxes due to:
Change in valuation allowance	1,019	(3,960)	393	3
Charge-off of deferred tax assets recognized for excess of the tax basis over the amounts for financial reporting of investments in subsidiaries	5,586	—	—	—
Non-deductible expenses for tax purposes	744	1,009	1,099	10
Effect of a change in tax rate	724	—	—	—
Effect of lower tax rates on foreign subsidiaries and a domestic life insurance subsidiary	(1,201)	(1,294)	(1,045)	(9)
Effect of foreign subsidiaries undistributed earnings no longer permanently reinvested	—	5,855	—	—
Other, net	522	3,075	(5,844)	(50)

Provision for income taxes	¥51,399	¥68,122	¥97,732	$832

The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

Under the provisions of FASB Statement No. 109 (“Accounting for Income Taxes”), the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates. As a result, the net deferred tax liability increased ¥724 million which increased the provision for income taxes in fiscal 2004.

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

In fiscal 2005, a deferred tax liability of ¥5,855 million was recognized because the Company determined not to permanently reinvest undistributed earnings of certain foreign subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Total income taxes recognized in fiscal 2004, 2005 and 2006 are as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Provision for income taxes	¥51,399	¥68,122	¥97,732	$832
Income taxes on discontinued operations	2,060	4,766	9,779	84
Income taxes on extraordinary gain	421	—	—	—
Income taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	15,179	7,564	7,297	62
Minimum pension liability adjustments	(2,573)	4,781	307	3
Foreign currency translation adjustments	(3,192)	81	6,943	59
Net unrealized gains (losses) on derivative instruments	2,111	1,865	3,238	28

Total income taxes	¥65,405	¥87,179	¥125,296	$1,068

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2005 and 2006 are as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Assets:
Net operating loss carryforwards	¥16,440	¥33,016	$281
Allowance for doubtful receivables on direct financing leases and probable loan losses	33,007	29,625	252
Other operating assets	3,703	4,212	36
Accrued expenses	9,176	11,534	98
Other	14,031	25,767	220

	76,357	104,154	887
Less: valuation allowance	(14,649)	(16,096)	(137)

	61,708	88,058	750
Liabilities:
Investment in direct financing leases	91,522	91,788	782
Investment in operating leases	8,246	17,872	152
Investment in securities	9,552	17,748	151
Deferred insurance policy acquisition costs	11,468	12,421	106
Policy liabilities	8,765	10,715	91
Undistributed earnings	43,376	64,519	549
Prepaid benefit cost	12,161	12,457	106
Other	12,980	45,321	386

	198,070	272,841	2,323

Net deferred tax liability	¥136,362	¥184,783	$1,573

Valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥763 million in fiscal 2004, ¥741 million in fiscal 2005 and ¥1,447 million ($12 million) in fiscal 2006, respectively.

As of March 31, 2006, a deferred tax liability has not been recognized for ¥101,896 million ($867 million) of undistributed earnings of foreign subsidiaries where the Company intends to reinvest permanently. The Company has not calculated the amount of the unrecognized deferred tax liability for those undistributed earnings as it is not practicable. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

Certain subsidiaries have net operating loss carryforwards of ¥108,757 million ($926 million) at March 31, 2006, which expire as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥1	$0
2008	3,821	33
2009	2,456	21
2010	1,822	16
2011	6,647	57
Thereafter	94,010	799

Total	¥108,757	$926

Net deferred tax assets and liabilities at March 31, 2005 and 2006 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Other assets	¥19,245	¥20,750	$177
Income taxes: Deferred	155,607	205,533	1,750

Net deferred tax liability	¥136,362	¥184,783	$1,573

16. Pension Plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain subsidiaries had tax qualified pension plans in which the benefit was determined on the basis of length of service and remuneration at the time of termination and severance indemnity plans. However, during fiscal 2006, they amended these plans to the cash balance plan and defined contribution pension plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion of benefit obligation from the employees’ pension fund (“EPF”) to the government together with a specified amount of plan assets determined pursuant to a government formula. In fiscal 2004, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of EPF. In fiscal 2005, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to past employee service with respect to the substitutional portion of EPF and transferred the benefit obligation of the substitutional portion as well as related government-specified portion of plan assets of EPF to the government. As a result of the completion of the transfer, the Company and certain subsidiaries recognized a gain on a subsidy from the government of ¥12,425 million, a gain on the reversal of retirement benefit liabilities as a result of derecognition of previously accrued salary progression at the time of settlement for the substitutional portion of ¥2,618 million, and a loss of ¥14,470 million to liquidate the plan, which mainly include amortization of unrecognized actuarial loss. The net impact of the above was a gain of ¥573 million, which was recorded as a reduction in selling, general and administrative expenses in the consolidated statements of income in fiscal 2005. In fiscal 2006, the Company and certain subsidiaries amended a portion of EPF which was not transferred to the government in fiscal 2005 to the cash balance plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2005 and 2006 is as follows:

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Change in benefit obligation:
Benefit obligation at beginning of year	¥81,184	¥52,378	$446
Service cost	2,872	2,912	25
Interest cost	1,643	1,153	10
Plan amendments	(10,287)	(4,070)	(35)
Actuarial loss (gain)	2,576	(1,995)	(17)
Foreign currency exchange rate change	67	395	3
Benefits paid	(1,865)	(1,913)	(16)
Curtailments and settlements	—	(1,129)	(10)
Transfer of the substitutional portion of EPF	(24,670)	—	—
Acquisition and other	858	276	3

Benefit obligation at end of year	¥52,378	¥48,007	$409

Change in plan assets:
Fair value of plan assets at beginning of year	¥66,684	¥65,264	$556
Actual return on plan assets	2,768	10,711	91
Employer contribution	6,499	5,779	49
Benefits paid	(1,618)	(1,626)	(14)
Foreign currency exchange rate change	44	233	2
Curtailments and settlements	—	(438)	(4)
Transfer of the substitutional portion of EPF	(9,627)	—	—
Acquisition and other	514	(44)	(0)

Fair value of plan assets at end of year	¥65,264	¥79,879	$680

The funded status of the plans:
Funded status	¥12,886	¥31,872	$271
Unrecognized prior service cost	(12,039)	(15,003)	(127)
Unrecognized net actuarial loss	24,248	11,791	100
Unrecognized net transition obligation	364	352	3

Net amount recognized	¥25,459	¥29,012	$247

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost	¥29,734	¥30,456	$259
Accrued benefit liability	(6,156)	(2,525)	(22)
Intangible asset	94	59	1
Accumulated other comprehensive loss, gross of tax	1,787	1,022	9

Net amount recognized	¥25,459	¥29,012	$247

The accumulated benefit obligations for all defined benefit pension plans were ¥41,597 and ¥40,461 ($344 million), respectively, at March 31, 2005 and 2006.

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥16,191

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

million, ¥12,722 million and ¥7,409 million, respectively, at March 31, 2005 and ¥5,856 million ($50 million), ¥5,434 million ($46 million) and ¥2,834 million ($24 million), respectively, at March 31, 2006.

Net pension cost of the plans for fiscal 2004, 2005 and 2006 consists of the following:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Service cost	¥3,737	¥2,872	¥2,912	$25
Interest cost	1,655	1,643	1,153	10
Expected return on plan assets	(1,231)	(1,375)	(1,470)	(13)
Amortization of unrecognized transition obligation	8	1	2	0
Amortization of unrecognized net actuarial loss	2,386	2,065	1,172	10
Amortization of unrecognized prior service cost	(272)	(767)	(1,091)	(9)
Plan curtailments and settlements	229	27	(296)	(3)
Settlement loss resulting from transfer of substitutional portion of EPF	—	11,852	—	—

Net periodic pension cost	¥6,512	¥16,318	¥2,382	$20

In addition to the above net pension cost in fiscal 2005, the Company and certain subsidiaries recognized the gain on the subsidy from the government of ¥12,425 million, in relation to the transfer of the substitutional portion of EPF. Including the above settlement loss resulting from the transfer of the substitutional portion of EPF, the net gain of ¥573 million in relation to the transfer of the substitutional portion of EPF was recorded as the reduction in selling, general and administrative expenses in the consolidated statement of income.

The Company and certain subsidiaries use a March 31 measurement date for the majority of its plans.

Significant assumptions of domestic and foreign pension plans used to determine these amounts are as follows:

Domestic	2004	2005	2006
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate.	2.0%	2.0%	2.2%
Rate of increase in compensation levels	1.9%	5.0%	6.0%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.0%	2.0%	2.0%
Rate of increase in compensation levels	1.7%	1.9%	5.0%
Expected long-term rate of return on plan assets	2.0%	1.8%	2.0%

Overseas	2004	2005	2006
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate.	5.7%	5.7%	5.8%
Rate of increase in compensation levels	0.1%	0.3%	0.5%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	6.3%	5.7%	5.7%
Rate of increase in compensation levels	4.0%	0.1%	0.3%
Expected long-term rate of return on plan assets	8.5%	8.3%	8.2%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In consequence of the amendment of the Company and certain subsidiaries’ plans to the cash balance plan, the rate of the increase in compensation levels used to determine benefit obligations of the domestic plans from fiscal 2005 and the rate of the increase in compensation levels used to determine net periodic pension cost in fiscal 2006 included not only the rate of the increase in the base salary but also the rate of the increase in the amounts credited to the participants’ accounts of the cash balance plan, which resulted from participants’ job titles and the promotion of their job classes.

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

The asset allocation for the Company and certain subsidiaries’ pension plans at March 31, 2005 and 2006 are as follows:

	2005	2006
Equity securities	42.3%	50.9%
Debt securities	44.4	36.5
Life insurance company general accounts	7.0	2.2
Short-term financial instruments	5.0	5.7
Other	1.3	4.7

Total	100.0%	100.0%

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

Equity securities in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of ¥199 million and ¥210 million ($2 million) at March 31, 2005 and 2006, respectively.

The Company and certain subsidiaries expect to contribute ¥5,961 million ($51 million) to those pension plans during the year ending March 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2006, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥1,748	$15
2008	1,336	11
2009	1,495	13
2010	1,477	13
2011	1,464	12
2012-2016	8,626	73

Total	¥16,146	$137

In addition, directors and corporate auditors of certain subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. The amount required based on length of service and remuneration to date under these plans is fully accrued.

The Company abolished this unfunded termination plans at June 2003.

Total costs charged to income for all the plans including the defined benefit plans are ¥9,564 million, ¥4,961 million and ¥2,948 million ($25 million), in fiscal 2004, 2005 and 2006, respectively. The gain on the subsidy from the government of ¥12,425 million and the settlement loss of ¥11,852 million resulting from the transfer of the substitutional portion of EPF were included in those costs in fiscal 2005.

17. Stock-Based Compensation

The Company has five types of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.

In fiscal 1999, 2000 and 2001, the Company granted stock options to directors, executive officers and certain employees of the Company and the stock options vested immediately except for the fiscal 2001 plan which had a vesting period of three years and the exercise periods are 9.75, 9.7 and 10 years from the grant date, respectively. Under the plans, option holders have the right to purchase in the aggregate 146,000, 145,000 and 316,700 treasury shares of the Company for options granted during fiscal 1999, 2000 and 2001, respectively. The grant of the rights to purchase treasury shares was accounted for under the intrinsic value method allowed per FASB Statement No.123 (“Accounting for Stock-Based Compensation”).

In fiscal 2000, 2001 and 2002, the Company issued unsecured bonds with detachable warrants. Simultaneously with the issuance of the unsecured bonds, the Company purchased all of the detachable warrants from the underwriters and distributed such warrants to corporate auditors and certain employees of the Company and to directors, corporate auditors and certain employees of its subsidiaries. The warrants issued each fiscal year from fiscal 2000 to 2002 vested immediately with an exercise period of four years. By exercising the warrants, the warrant holders can purchase in the aggregate, 302,484, 126,143 and 124,303 shares of the Company granted for each fiscal year. The issuance of the warrants was accounted for under the intrinsic value method allowed per FASB Statement No.123.

In fiscal 2002, the Company granted another option plan of which the vesting period was two years and the exercise period was 10 years from the grant date. Under this plan, the Company issued warrants to directors,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

executive officers and certain employees of the Company to purchase, in the aggregate, 300,900 shares of the Company’s common stock at an exercise price. The issuance of the warrants was accounted for under the intrinsic value method allowed per FASB Statement No.123.

From fiscal 2003, the Company granted stock acquisition rights that had a vesting period between 1.67 and 1.92 years and an exercise period between 9.67 and 9.92 years. The acquisition rights were to purchase the Company’s common stock at an exercise price and were distributed to directors, corporate executive officers, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies. The issuance of the stock acquisition rights was accounted for under the intrinsic value method allowed per FASB Statement No.123.

A summary of information related to the Company’s stock acquisition rights is as follows:

Years ending March 31,	Exercise period	Number of shares Initially granted	Exercise price
			Yen	U.S. dollars
2003	From June 27, 2004 to June 26, 2012	453,300	¥7,452	$63
2004	From June 26, 2005 to June 25, 2013	516,000	7,230	62
2005	From June 24, 2006 to June 23, 2014	528,900	12,121	103
2006	From June 22, 2007 to June 21, 2015	477,400	19,550	166

The Board of Directors intends to obtain approval from shareholders, at the next general meeting to be held on June 20, 2006, for an additional grant of stock acquisition rights for 160,000 shares, to certain employees of the Company, and directors, corporate auditors and certain employees of its subsidiaries and affiliated companies during the year ending March 31, 2007. In additions, the grant of stock acquisition rights for 38,000 to directors and corporate executive officers of the Company is proposed to the Compensation Committee.

In June 2005, the Company introduced a stock compensation program for directors and executive officers of the Company and its subsidiaries. In this program, points are granted based upon the prescribed standards of the Company and the compensation which is equal to the accumulated number of points multiplied by the stock price at the time of retirement is provided. Under this program, directors and executive officers have an obligation to purchase the Company’s common stock from the Company at the stock price that prevails at the time of his or her retirement equivalent to the cash compensation received after crediting any relevant taxes. In fiscal 2006, the Company granted 26,175 points out of which 2,591 points were settled for individuals who retired during fiscal 2006. Those individuals purchased the Company’s common stock upon cash receipts. Therefore, total points outstanding under the stock compensation program as of March 31, 2006 were 23,584 points. The issuance of the points was accounted for the intrinsic value method allowed per FASB Statement No. 123.

For plans above excluding the stock compensation program, the exercise prices, which are determined by a formula linked to the stock price of the Company’s shares on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s shares at the grant dates.

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2004	2005	2006
Grant-date fair value	¥3,351	¥5,917	¥9,436	($80.33)
Expected life	8.90 Years	8.92 Years	8.44 Years
Risk-free rate	0.81%	1.67%	1.19%
Expected volatility	41.79%	42.67%	43.14%
Expected dividend yield	0.346%	0.210%	0.205%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table summarizes information about stock option activity for fiscal 2004, 2005 and 2006:

	2004		2005		2006
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
		Yen		Yen		Yen	U. S. dollar
Outstanding at beginning of year	1,833,405	¥11,333	2,050,910	¥10,349	2,104,683	¥10,855	$92.41
Granted	516,000	7,230	528,900	12,121	477,400	19,550	166.43
Exercised	(25,200)	7,779	(329,989)	8,501	(826,264)	10,517	89.53
Forfeited or expired	(273,295)	11,297	(145,138)	13,674	(16,719)	12,457	106.04

Outstanding at end of year	2,050,910	10,349	2,104,683	10,855	1,739,100	13,387	113.96

Exercisable at end of year	1,086,010	¥13,029	1,069,283	¥11,950	749,500	¥10,363	$88.22

The exercise prices of the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000.

Summary information about the Company’s stock options outstanding and exercisable at March 31, 2006 is as follows:

Range of exercise price	Outstanding			Exercisable
	Number of shares	Weighted average remaining life	Weighted average exercise price	Number of shares	Weighted average exercise price
Yen		Years	Yen		Yen
¥ 7,230-¥10,000	388,700	6.64	¥ 7,336	388,700	¥ 7,336
10,001- 13,000	723,100	7.19	11,989	207,200	11,661
13,001- 19,550	627,300	8.03	18,747	153,600	16,272

7,230- 19,550	1,739,100	7.37	13,387	749,500	10,363

Range of exercise price	Outstanding			Exercisable
	Number of shares	Weighted average remaining life	Weighted average exercise price	Number of shares	Weighted average exercise price
U.S. dollars		Years	U.S. dollars		U.S. dollars
$ 61.55-$ 85.13	388,700	6.64	$ 62.45	388,700	$ 62.45
85.14- 110.67	723,100	7.19	102.06	207,200	99.27
110.68- 166.43	627,300	8.03	159.59	153,600	138.52

61.55- 166.43	1,739,100	7.37	113.96	749,500	88.22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

18. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) in fiscal 2004, 2005 and 2006 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders’ equity.

	Millions of yen
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2003	¥1,917	¥(4,182)	¥(29,919)	¥(7,563)	¥(39,747)
Net unrealized losses on investment in securities, net of tax of ¥(17,929) million	26,875				26,875
Reclassification adjustment included in net income, net of tax of ¥2,750 million	(3,744)				(3,744)
Minimum pension liability adjustments, net of tax of ¥2,573 million		(3,785)			(3,785)
Foreign currency translation adjustments, net of tax of ¥3,192 million			(15,467)		(15,467)
Reclassification adjustment included in net income			(243)		(243)
Net unrealized losses on derivative instruments, net of tax of ¥(1,846) million				2,588	2,588
Reclassification adjustment included in net income, net of tax of ¥(265) million				382	382

Current period change	23,131	(3,785)	(15,710)	2,970	6,606

Balance at March 31, 2004	25,048	(7,967)	(45,629)	(4,593)	(33,141)
Net unrealized gains on investment in securities, net of tax of ¥(13,192) million	23,205				23,205
Reclassification adjustment included in net income, net of tax of ¥5,628 million	(8,103)				(8,103)
Minimum pension liability adjustments, net of tax of ¥(4,781) million		6,877			6,877
Foreign currency translation adjustments, net of tax of ¥(81) million			4,971		4,971
Reclassification adjustment included in net income			1,048		1,048
Net unrealized gains on derivative instruments, net of tax of ¥(1,467) million				2,738	2,738
Reclassification adjustment included in net income, net of tax of ¥(398) million				532	532

Current period change	15,102	6,877	6,019	3,270	31,268

Balance at March 31, 2005	40,150	(1,090)	(39,610)	(1,323)	(1,873)
Net unrealized gains on investment in securities, net of tax of ¥(11,265) million	16,634				16,634
Reclassification adjustment included in net income, net of tax of ¥3,968 million	(5,928)				(5,928)
Minimum pension liability adjustments, net of tax of ¥(307) million		458			458
Foreign currency translation adjustments, net of tax of ¥(6,250) million			12,477		12,477
Reclassification adjustment included in net income, net of tax of ¥ (693) million			1,001		1,001
Net unrealized gains on derivative instruments, net of tax of ¥(2,879) million				4,300	4,300
Reclassification adjustment included in net income, net of tax of ¥(359) million				534	534

Current period change	10,706	458	13,478	4,834	29,476

Balance at March 31, 2006	¥50,856	¥(632)	¥(26,132)	¥3,511	¥27,603

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of U.S. dollars
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2005	$342	$(9)	$(338)	$(11)	$(16)
Net unrealized gains on investment in securities, net of tax of $ (96) million	141				141
Reclassification adjustment included in net income, net of tax of $34 million	(50)				(50)
Minimum pension liability adjustments, net of tax of $(3) million		4			4
Foreign currency translation adjustments, net of tax of $(53) million			106		106
Reclassification adjustment included in net income, net of tax of $(6) million			9		9
Net unrealized gains on derivative instruments, net of tax of $(25) million				36	36
Reclassification adjustment included in net income, net of tax of $(3) million				5	5

Current period change	91	4	115	41	251

Balance at March 31, 2006	$433	$(5)	$(223)	$30	$235

19. Shareholders’ Equity

Changes in the number of shares issued and outstanding in fiscal 2004, 2005 and 2006 are as follows:

	Number of shares
	2004	2005	2006
Beginning balance	84,365,914	84,336,314	87,996,090
Exercise of warrants	400	249,089	612,664
Conversion of convertible bonds	—	3,380,687	1,680,901

Ending balance	84,366,314	87,996,090	90,289,655

The Japanese Commercial Code (the “Code”) before amendment provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Code before amendment also provides that both additional paid-in capital and the legal reserve are not available for cash dividends but may be used to reduce a capital deficit and may be reduced (in the case of the latter, in aggregate, the remainder after such reduction should not be less than 25% of the issued capital and a resolution of a general meeting of shareholders is required), or may be capitalized by resolution of the Board of Directors.

The Code before amendment provides that at least one-half of the issue price of new shares be included in common stock. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock and proceeds received from the issuance of common stock, including the exercise of warrants and stock acquisition rights, equally between common stock and additional paid-in capital by resolution of the Board of Directors.

The Board of Directors resolved in May 2006 that total of ¥8,092 million ($69 million) dividends shall be distributed to the shareholders of record as of March 31, 2006. The liability for declared dividends and related impact on shareholder’s equity are accounted for in the period of such board of directors’ resolution.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The amount available for dividends under the Code before amendment is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, and there are restrictions on the payment of dividends relating to net unrealized gains on investment in securities and earnings associated with derivative contracts, amounting to ¥29,140 million ($248 million) as of March 31, 2006. As a result, the amount available for dividends is ¥143,086 million ($1,218 million) as of March 31, 2006.

Retained earnings at March 31, 2006 include ¥47,025 million ($400 million) relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2006, the restricted net assets of certain subsidiaries include regulatory capital requirements for life insurance, banking and securities brokerage operations of ¥39,843 million ($339 million).

In addition, the Japanese Company Law (the “Law”), enforced on May 1, 2006, provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Law also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reclassified to retained earnings by resolution of the general meeting of shareholders. And the Law provides that at least one-half of amounts paid for new shares be included in common stock when they are issued.

20. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities in fiscal 2004, 2005 and 2006 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Brokerage commissions	¥3,967	¥4,516	¥8,810	$75
Net gains on investment securities	22,058	29,389	40,016	341

	¥26,025	¥33,905	¥48,826	$416

Trading activities—Net gains on investment securities include net trading gain of ¥1,500 million, net trading loss of ¥215 million and net trading gain of ¥3,264 million ($28 million) for fiscal 2004, 2005 and 2006, respectively. Net gains of ¥431 million, net losses of ¥166 million and net gains of ¥1,295 million ($11 million) on derivative trading instruments are also included in net gains on investment securities for fiscal 2004, 2005 and 2006, respectively.

21. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2004, 2005 and 2006 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Life insurance premiums	¥119,458	¥125,806	¥125,130	$1,065
Life insurance related investment income	14,696	11,198	12,988	111

	¥134,154	¥137,004	¥138,118	$1,176

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in the recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2004, 2005 and 2006 amounted to ¥10,017 million, ¥10,359 million and ¥10,179 million ($87 million), respectively.

22. Other Operations

In fiscal 2004, 2005 and 2006, other operating revenues include revenues from integrated facilities management operations, which amounted to ¥17,705 million, ¥30,974 million and ¥34,244 million ($292 million), respectively, and their related expenses were ¥15,599 million, ¥28,534 million and ¥31,710 million ($270 million), respectively, which are included in other operating expenses. In addition, in fiscal 2004, 2005 and 2006, other operating revenues include revenues from the vehicle maintenance and management services contained in automobile lease contracts, which amounted to ¥35,808 million, ¥38,655 million and ¥41,850 million ($356 million), respectively, and their related expenses were ¥27,141 million, ¥29,153 million and ¥30,756 million ($262 million), respectively.

Other items consist of revenues and expenses from golf courses, a training facility and hotels, operating results from real estate related business, commissions for the sale of insurance and other financial products and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2004, 2005 and 2006, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2004, 2005 and 2006.

23. Write-downs of Long-Lived Assets

In accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and subsidiaries performed tests for recoverability on some assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted cash flows estimated to result from the use and eventual disposition of the asset. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of appraisers, based on recent transactions involving sales of similar assets, or other valuation techniques to estimate fair value.

During fiscal 2004, 2005 and 2006, the Company and certain subsidiaries recognized impairment losses for the difference between long-lived asset carrying values and estimated fair values in the amount of ¥12,345 million, ¥11,713 million and ¥8,336 million ($71 million), respectively, which are reflected as write-downs of long-lived assets. The losses of ¥2,006 million ($17 million) were included in the Real Estate segment and ¥1,292 million ($11 million) were included in the Corporate Financial Services segment respectively, and the remaining ¥5,038 million ($43 million) of losses was recorded separately from segment information for assets considered corporate assets in fiscal 2006. The detail of significant write-downs is as follows.

Golf courses—In fiscal 2004, certain subsidiaries wrote their two golf courses down to each estimated fair values resulting in write-downs of long-lived assets of ¥3,473 million due to cash flow declining on their golf

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

courses because of competition with surrounding golf courses, which resulted in the decrease in the number of visitors and playing fees. There was no impairment for these golf courses in fiscal 2005. In fiscal 2006, a certain subsidiary determined that estimated future cash flows and the fair value of its golf course were lower than the current carrying amount due to intensification of competition with surrounding other golf courses and the aging of the building. As the result, the subsidiary has recorded ¥1,244 million ($11 million) of write-down.

Corporate Dormitories—The Company and a subsidiary are engaged in the business to lease corporate dormitory buildings to major corporations in Japan. During fiscal 2004, ¥2,071 million of write-downs for some dormitory properties were recorded, due to some lease contracts with corporate customers that were restructured at lower rental rates or expired without being renewed. During fiscal 2005, the Company determined that expected future cash flows were less than the current carrying amounts for one dormitory property because the lease contract with corporate customer was expired without being renewed, and the recognition of its estimated fair value was below current carrying amount. As the result, the Company has written down to its estimated fair value resulting in write-downs of long-lived assets of ¥500 million. During fiscal 2006, the Company has written down by ¥504 million ($4 million) to estimated fair value less cost to sell for two dormitories to be disposed of by sale.

Office Buildings—During fiscal 2004, ¥766 million of write-downs were recorded, due to decline in current rental rates. During fiscal 2005, the business environment of office buildings has improved compared with the previous fiscal year, but the Company has written down to the estimated fair value resulting in write-down of long-lived asset of ¥306 million for an office building in a city other than Tokyo, Osaka and Nagoya. This office building was vacant due to bankruptcy of the office tenant and it was determined its carrying amounts was not recoverable with expected future cash flows. During fiscal 2006, the Company and certain subsidiaries have recorded impairment losses of ¥5,038 million ($43 million) for an office building reclassified and reassessed as rental property, as a result of the change in use of the office building that had been used for the corporate office following the committed plan to centralize offices of ORIX group to another building the group’s regional headquarters locate.

Hotel properties and Commercial Buildings—During fiscal 2004, a subsidiary in the United States made a reexamination for the expected future cash flows generated from a certain commercial complex in the redevelopment area due to changes of the development project. Accordingly the subsidiary had written this property down to the estimated fair value resulting in write-down of ¥3,019 million. During fiscal 2005, a subsidiary in the United States determined that expected future cash flows were less than the current carrying amounts for a certain commercial complex due to a decrease in current rental rates. It was recognized that estimated fair value was less than current carrying amount for this property, and as the results, the subsidiary has recorded ¥1,879 million of write-down. During fiscal 2006, ¥356 million ($3 million) of write-down was recorded for an aged commercial building.

Condominiums—During fiscal 2004 and 2005, ¥915 million of write-downs for approximately 160 units and ¥554 million of write-downs for approximately 90 units were recorded, respectively, due to the decline in the expected cash flow by each unit. During fiscal 2006, the Company tested certain dormitories for impairment based on estimated cash flow information by each unit and wrote down approximately 20 units by ¥115 million ($1 million).

Others—During fiscal 2004, 2005 and 2006, the Company and certain subsidiaries recognized ¥2,101 million, ¥8,474 million and ¥1,079 million ($9 million) of write-downs of long-lived assets, respectively, for other long-lived assets including developed and undeveloped land.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

24. Discontinued Operations

In fiscal 2006, the Company and its subsidiaries sold subsidiaries and business units, which mainly consisted of a subsidiary in Japan held for undertaking corporate rehabilitation business and a commercial mortgage servicing business in the United States. As the result of the sales, these operations of the subsidiaries and the business units sold were reclassified to discontinued operations pursuant to the requirements on FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) because the Company and the subsidiary have no significant continuing involvement in the operations sold. The Company and its subsidiaries earned ¥10,533 million ($90 million) of aggregated gains on the sales of the subsidiaries and the business units in total.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. FASB Statement No.144 requires to reclassify operations related to these real estate sold or to be disposed of by sale to discontinued operations, if the Company and its subsidiaries have no significant continuing involvement in sold properties. In fiscal 2004, 2005 and 2006, the Company, its subsidiaries in Japan and a subsidiary in the United States earned ¥3,747 million, ¥9,964 million and ¥13,618 million ($116 million) of aggregated gains on such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose of by sale properties for rental without a significant continuing involvement in those properties of ¥16,532 million and ¥30,364 million ($258million) which are mainly included in the investment in operating leases in the accompanying consolidated balance sheets at March 31, 2005 and 2006.

Under this Statement, the Company and its subsidiaries report the gains on sales and the results of these operations of the subsidiaries and the business units sold and the gains on sales, rental revenues generated and other expenses incurred by the operations of rental properties, which have been sold and to be disposed of, as income from discontinued operations in the accompanying consolidated statements of income. Income and expenses generated by the operations of the subsidiaries, the business units and these properties recognized in fiscal 2004 and 2005 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income.

Discontinued operations in fiscal 2004, 2005 and 2006 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Revenues	¥29,300	¥33,673	¥38,810	$330

Income before income tax from discontinued operations, net	3,142	11,755	25,006	213
Provision for income taxes	(2,060)	(4,766)	(9,779)	(84)

Discontinued operations, net of applicable tax effect	¥1,082	¥6,989	¥15,227	$129

25. Per Share Data

In Japan, prior to fiscal 2003, dividends payable to shareholders had been approved at the shareholders meeting which is held subsequent to the year-end. After fiscal 2004, the Company adopted “Company with Committees” board model, which became possible as a result of an amendment to the Japanese Commercial Code effective in April 2003, and accordingly dividends are resolved at the board of directors meeting held subsequent to the year-end. Therefore, the declaration of these dividends is not reflected in the financial statements at such fiscal year-ends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2004, 2005 and 2006 is as follows:

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Income from continuing operations	¥52,329	¥84,507	¥151,161	$1,287
Effect of dilutive securities—
Convertible notes	1,432	1,362	1,525	13

Income from continuing operations for diluted EPS computation	¥53,761	¥85,869	¥152,686	$1,300

	Thousands of shares
	2004	2005	2006
Weighted-average shares	83,685	84,110	88,322
Effect of dilutive securities—
Warrants	97	381	833
Convertible notes	8,409	8,120	4,496
Treasury stock	4	45	139

Weighted-average shares for diluted EPS computation	92,195	92,656	93,790

	Yen			U.S. dollars
	2004	2005	2006	2006
Earnings per share for income from continuing operations:
Basic	¥625.31	¥1,004.72	¥1,711.49	$14.57
Diluted	583.12	926.75	1,627.95	13.86

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange forward contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions. The interest rate swap agreements outstanding as of March 31, 2006 mature at various dates through 2020. Net losses before deducting applicable taxes on derivative contracts that were reclassified from other comprehensive loss into earnings through other operating expenses and other operating revenues were ¥382 million, ¥532 million and ¥534 million ($5 million) during fiscal 2004, 2005 and 2006, respectively. Net gains of ¥19 million, ¥45 million and net losses of ¥13 million ($0 million), which represents the total ineffectiveness of cash flow hedges, were recorded in earnings, through other operating revenues and other operating expenses, for fiscal 2004, 2005 and 2006, respectively. Approximately ¥703 million ($6 million) of net derivative gains included in accumulated other comprehensive income, net of applicable income taxes at March 31, 2006 will be reclassified into earnings through other operating revenues within fiscal 2007.

(c) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2004, 2005 and 2006, a gain of ¥3 million, ¥231 million and a loss of ¥149 million ($1 million) of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings through other operating revenues and other operating expenses.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). The net gain (loss) of foreign currency translation adjustments for fiscal 2004, 2005 and 2006 were a gain of ¥9,010 million, a loss of ¥6,471 million and ¥14,738 million ($125 million), respectively.

(e) Trading and other derivatives

Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries’ convertible bonds and are recorded as stand-alone derivative contracts. At March 31 2005, the total face amounts were ¥4,488 million, and the fair value of conversion option was ¥12 million. The Company and its subsidiaries do not have such convertible bonds as of March 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides notional amount information about derivative instruments as of March 31, 2005 and 2006. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

	Millions of yen		Millions of U.S. dollars
	2005	2006	2006
Interest rate risk management:
Interest rate swap agreements	¥366,838	¥367,234	$3,126
Options and caps held	44,752	13,739	117
Foreign exchange risk management:
Foreign exchange forward contracts	¥146,964	¥141,391	$1,204
Futures	124	—	—
Foreign currency swap agreements	136,636	138,473	1,179
Trading activities:
Futures	¥120,090	¥292,102	$2,486
Options and caps held	1,388	1,610	14
Options and caps written	1,000	1,586	13
Foreign exchange forward contracts	4,136	20,162	172

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

At March 31, 2005 and 2006, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, approximately ¥4,230 billion, or 85%, at March 31, 2005 and approximately ¥5,000 billion ($42,564 million), or 85%, at March 31, 2006 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥364 billion and ¥434 billion ($3,695 million) as of March 31, 2005 and 2006, respectively.

The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March 31, 2005 and 2006, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases which exceeded 10% of the consolidated total assets. The percentage of investment in transportation equipment to consolidated total assets is 12.0% and 11.3% as of March 31, 2005 and 2006, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

March 31, 2005

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥47,784	¥47,784
Futures:
Assets	264	264
Liabilities	60	60
Options and other derivatives:
Assets	11	11
Liabilities	50	50
Non-trading instruments
Assets:
Cash and cash equivalents	145,380	145,380
Restricted cash	53,193	53,193
Time deposits	8,678	8,678
Installment loans (net of allowance for probable loan losses)	2,307,611	2,306,350
Investment in securities:
Practicable to estimate fair value	390,542	390,542
Not practicable to estimate fair value	150,945	150,945
Liabilities:
Short-term debt	947,871	947,871
Deposits	336,588	341,846
Long-term debt	2,861,863	2,873,735
Foreign exchange forward contracts:
Assets	471	471
Liabilities	3,925	3,925
Foreign currency swap agreements:
Assets	5,256	5,256
Liabilities	2,729	2,729
Interest rate swap agreements:
Assets	1,900	1,900
Liabilities	3,616	3,616
Options and other derivatives:
Assets	22	22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2006

	Millions of yen		Millions of U.S. dollars
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥61,971	¥61,971	$528	$528
Futures:
Assets	693	693	6	6
Liabilities	73	73	1	1
Options and other derivatives:
Assets	88	88	1	1
Liabilities	98	98	1	1
Non-trading instruments
Assets:
Cash and cash equivalents	245,856	245,856	2,093	2,093
Restricted cash	172,805	172,805	1,471	1,471
Time deposits	5,601	5,601	48	48
Installment loans (net of allowance for probable loan losses)	2,859,757	2,840,457	24,345	24,180
Investment in securities:
Practicable to estimate fair value	432,306	432,306	3,680	3,680
Not practicable to estimate fair value	188,521	188,521	1,605	1,605
Liabilities:
Short-term debt	1,336,414	1,336,414	11,377	11,377
Deposits	353,284	358,983	3,007	3,056
Long-term debt	3,236,055	3,216,713	27,548	27,383
Foreign exchange forward contracts:
Assets	1,872	1,872	16	16
Liabilities	649	649	6	6
Foreign currency swap agreements:
Assets	1,862	1,862	16	16
Liabilities	7,003	7,003	60	60
Interest rate swap agreements:
Assets	6,039	6,039	51	51
Liabilities	455	455	4	4
Options and other derivatives:
Assets	1	1	0	0

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

ORIX Corporation and Subsidiaries

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

29. Commitments, Guarantees, and Contingent Liabilities

Commitments—As of March 31, 2006, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥18,006 million ($153 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The minimum future rentals on non-cancelable operating leases are as follows. The longest contract will mature in fiscal 2027.

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥2,208	$19
2008	1,871	16
2009	1,569	13
2010	1,293	11
2011	882	8
Thereafter	6,145	52

Total	¥13,968	$119

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥7,042 million, ¥8,428 million and ¥8,555 million ($73 million) in fiscal 2004, 2005 and 2006, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥3,320 million, ¥3,405 million and ¥2,848 million ($24 million) in fiscal 2004, 2005 and 2006, respectively. The longest contract of them will mature in fiscal 2011. At March 31, 2006, the amounts due in each of the next five years are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2007	¥3,103	$27
2008	2,362	20
2009	803	7
2010	644	5
2011	256	2

Total	¥7,168	$61

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥201,944 million ($1,719 million) as of March 31, 2006.

The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met such as card loans. As of March 31, 2006, the total unused credit amount available is ¥294,837 million ($2,510 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Guarantees—The Company and its subsidiaries adopted FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognized a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45 issued or amended on and after January 1, 2003. The following table represents the summary of guarantees recorded as guarantee liabilities as of the March 31, 2005 and 2006 and potential future payments of the guarantee contracts outstanding:

	Millions of yen				Millions of U.S. dollars
	2005		2006		2006
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	¥37,391	¥8,543	¥32,789	¥5,336	$279	$45
Consumer loans	21,908	2,606	21,104	2,138	180	18
Corporate loans	102,698	3,035	192,562	5,146	1,639	44
Other	1,728	108	606	—	5	—

Total	¥163,725	¥14,292	¥247,061	¥12,620	$2,103	$107

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.

Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months.

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries’ customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties’ operating assets. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for unrelated third parties include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions, if certain conditions are met. Total amounts of such guarantee and book value of guarantee liabilities which amounts included in the table above are ¥620,700 million ($5,284 million) and ¥3,080 million ($26 million) as of March 31, 2006, respectively.

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

30. Segment Information

The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

segments are mainly identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations. With respect to the Corporate Financial Services segment and Real Estate-Related Finance segment, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.

The Corporate Financial Services segment comprises primarily corporate direct financing leases and lending operations other than real estate related lending. The Automobile Operations segment comprises automobile leasing and automobile rental operations. The Rental Operations segment comprises rental and lease operations for measuring equipment and information-related equipment. The Real Estate-Related Finance segment includes corporate real estate financing activities as well as personal housing loan lending operations. The Real Estate segment primarily comprises residential subdivision developments, office buildings development and sales as well as the rental and management of office buildings, golf courses, hotels and training facilities. The Life Insurance segment includes direct and agency life insurance sales and related activities. The two overseas operating segments, The Americas and Asia, Oceania and Europe segments, include direct financing lease operations, investment in debt securities, collateralized real estate lending and aircraft and ship financing operations. The Other segment, which is not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, is reported under operations in Japanand primarily includes securities brokerage, venture capital, card loans and corporate rehabilitation business. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment.

The results of the reported segments from April 1, 2005 reflect the revised operating structure following the reorganization of the Company. Accordingly, the real estate-related equity investment operations and the REIT asset management operations, which had been included in the “Real Estate-Related Finance” segment, are included in the “Real Estate” segment. In order to conform to the fiscal 2006 presentation, certain related amounts in fiscal 2004 and 2005 have been reclassified retroactively.

From fiscal 2006, the presentation of revenues and costs associated with re-leasing as well as vehicle maintenance and management services were changed and consequently, the consolidated income statements of fiscal 2004 and 2005 were reclassified retroactively (please refer to Note 1 (af)). In order to conform to these reclassifications, revenues as well as depreciation and amortization of the “Corporate Financial Services” segment and “Automobile Operations” segment were reclassified retroactively, but there was no effect on previously reported segment profits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Financial information of the segments for fiscal 2004, 2005 and 2006 is as follows:

	Millions of yen
	Operations in Japan							Overseas Operations		Total
Year ended March 31, 2004	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥82,603	¥97,995	¥73,235	¥37,569	¥167,452	¥133,391	¥73,987	¥50,373	¥71,176	¥787,781
Interest revenue	17,944	10	6	31,381	1,099	—	38,691	18,206	8,099	115,436
Interest expense	15,054	2,561	1,408	5,742	2,799	87	3,129	11,852	13,257	55,889
Depreciation and amortization	24,120	19,676	41,682	3,097	5,127	73	2,805	1,250	22,813	120,643
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	16,009	2,218	(249)	6,870	86	912	16,834	4,476	427	47,583
Write-downs of long-lived assets	143	—	—	—	8,052	—	—	3,019	—	11,214
Decrease in policy liabilities	—	—	—	—	—	15,771	—	—	—	15,771
Equity in net income (loss) of and gains (losses) on sales of affiliates	(61)	12	—	19	468	—	3,144	4,369	9,595	17,546
Discontinued operations	33	—	—	(36)	2,770	58	118	2,571	(2,372)	3,142
Segment profit	27,150	17,921	8,058	10,547	13,799	5,382	10,079	7,601	16,596	117,133
Segment assets	1,416,117	418,412	119,388	831,179	387,398	582,473	412,505	472,595	469,675	5,109,742
Long-lived assets	18,189	76,480	78,198	12,032	251,943	25,225	786	60,208	108,051	631,112
Expenditures for long-lived assets	2,813	33,156	47,512	1,148	51,720	8,090	1	8,384	30,946	183,770
Investment in affiliates	99	35	—	1,100	(1,142)	12,852	50,568	26,778	58,888	149,178

	Millions of yen
	Operations in Japan							Overseas Operations
Year ended March 31, 2005	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	¥90,795	¥117,871	¥68,447	¥77,389	¥195,906	¥136,857	¥143,754	¥53,084	¥73,089	¥957,192
Interest revenue	25,043	7	7	46,483	954	1	37,245	18,359	7,562	135,661
Interest expense	12,733	2,835	1,042	6,447	4,123	90	3,687	9,395	12,872	53,224
Depreciation and amortization	26,077	29,964	41,936	2,369	5,780	94	5,006	1,942	23,240	136,408
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	10,529	(129)	63	16,290	697	113	9,971	1,498	481	39,513
Write-downs of long-lived assets	—	—	—	363	1,723	—	—	1,879	—	3,965
Decrease in policy liabilities	—	—	—	—	—	41,902	—	—	—	41,902
Equity in net income (loss) of and gains (losses) on sales of affiliates	350	6	—	(701)	950	1,406	11,511	(1,546)	11,150	23,126
Discontinued operations	135	—	—	(99)	6,540	250	125	4,824	(20)	11,755
Segment profit	43,848	21,088	9,384	13,856	23,959	7,223	20,970	15,621	22,133	178,082
Segment assets	1,506,311	451,715	118,427	956,047	500,755	567,023	489,758	403,399	498,855	5,492,290
Long-lived assets	17,105	103,316	64,881	9,438	325,552	23,508	3,224	44,898	121,553	713,475
Expenditures for long-lived assets	662	58,157	36,279	3,046	104,667	116	23	3,071	38,512	244,533
Investment in affiliates	943	41	—	620	35,053	8,994	116,194	23,316	78,255	263,416

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Operations in Japan							Overseas Operations
Year ended March 31, 2006	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	¥97,683	¥130,775	¥67,066	¥69,472	¥198,780	¥137,468	¥111,854	¥70,223	¥88,914	¥972,235
Interest revenue	33,074	2	3	56,223	1,372	—	38,163	24,485	8,533	161,855
Interest expense	12,316	2,660	888	7,502	5,304	92	4,371	11,272	16,292	60,697
Depreciation and amortization	20,234	36,306	34,369	2,084	7,882	51	4,345	1,463	27,715	134,449
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	3,161	(941)	19	6,296	46	204	6,307	(413)	1,801	16,480
Write-downs of long-lived assets	1,292	—	—	—	2,006	—	—	—	—	3,298
Decrease in policy liabilities	—	—	—	—	—	47,172	—	—	—	47,172
Equity in net income (loss) of and gains (losses) on sales of affiliates	1,635	25	—	378	364	1,366	13,145	3,434	14,375	34,722
Discontinued operations	(274)	—	—	577	5,337	—	1,034	16,854	1,478	25,006
Segment profit	48,661	26,661	9,911	33,384	28,650	13,212	41,657	34,701	31,956	268,793
Segment assets	1,616,574	509,149	123,532	1,223,063	682,166	491,857	668,689	441,285	562,654	6,318,969
Long-lived assets	19,382	132,480	67,031	12,828	461,252	—	11,329	16,602	131,124	852,028
Expenditures for long-lived assets	4,198	67,154	40,291	2,827	146,929	348	1,392	12,204	52,104	327,447
Investment in affiliates	2,656	65	101	784	58,339	9,164	132,159	5,667	95,827	304,762

Year ended March 31, 2006	Millions of U.S. dollars
	Operations in Japan							Overseas Operations		Total
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	$832	$1,113	$571	$591	$1,692	$1,170	$952	$598	$757	$8,276
Interest revenue	282	0	0	478	12	—	325	208	73	1,378
Interest expense	105	23	8	64	45	1	37	96	138	517
Depreciation and amortization	172	309	294	18	67	0	37	12	236	1,145
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	27	(8)	0	54	0	2	54	(4)	15	140
Write-downs of long-lived assets	11	—	—	—	17	—	—	—	—	28
Decrease in policy liabilities	—	—	—	—	—	402	—	—	—	402
Equity in net income (loss) of and gains (losses) on sales of affiliates	14	0	—	3	3	12	112	29	123	296
Discontinued operations	(2)	—	—	5	45	—	9	143	13	213
Segment profit	415	227	84	284	244	112	355	295	272	2,288
Segment assets	13,761	4,334	1,052	10,412	5,807	4,187	5,692	3,757	4,790	53,792
Long-lived assets	165	1,128	571	109	3,927	—	96	141	1,116	7,253
Expenditures for long-lived assets	36	572	343	24	1,249	3	12	104	444	2,787
Investment in affiliates	23	1	1	7	497	78	1,123	48	816	2,594

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The accounting policies of the segments are almost the same as those described in Note 1 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Minority interests in earnings of subsidiaries and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and write-downs of certain long-lived assets, are excluded from the segment profit or loss and are regarded as corporate items.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are segment revenues, segment profit and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen			Millions of U.S. dollars
	2004	2005	2006	2006
Segment revenues:
Total revenues for segments	¥787,781	¥957,192	¥972,235	$8,276
Revenue related to corporate assets	6,287	5,184	14,399	123
Revenue from discontinued operations	(29,300)	(33,673)	(38,810)	(330)

Total consolidated revenues	¥764,768	¥928,703	¥947,824	$8,069

Segment profit:
Total profit for segments	¥117,133	¥178,082	¥268,793	$2,288
Corporate interest expenses, general and administrative expenses	(7,975)	(3,957)	(5,882)	(50)
Corporate write-downs of securities	(2,637)	(816)	(64)	(1)
Corporate write-downs of long-lived assets	(1,131)	(7,748)	(5,038)	(43)
Corporate net gains on investment securities	7,665	2,624	11,225	97
Corporate other gain or loss	(6,185)	(3,801)	4,865	41
Discontinued operations	(3,142)	(11,755)	(25,006)	(213)
Minority Interests in Earnings of Subsidiaries	1,046	2,474	3,257	28

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	¥104,774	¥155,103	¥252,150	$2,147

Segment assets:
Total assets for segments	¥5,109,742	¥5,492,290	¥6,318,969	$53,792
Cash and cash equivalents, restricted cash and time deposits	188,533	207,251	424,262	3,612
Allowance for doubtful receivables on direct financing leases and probable loan losses	(128,020)	(115,250)	(97,002)	(826)
Other receivables	142,711	160,263	165,657	1,410
Other corporate assets	311,991	324,399	430,569	3,666

Total consolidated assets	¥5,624,957	¥6,068,953	¥7,242,455	$61,654

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

FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2004, 2005 and 2006.

Schedule II. – Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

For the year ended March 31, 2004

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation Adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥187	¥—	¥421	¥(146)	¥(15)	¥447
Disposal of equipment	—	—	44	(31)	(1)	12
Severance and other benefits to terminated employees	20	—	204	(137)	(6)	81
Other closure, employee and professional costs	21	—	133	(84)	—	70
Total	¥228	¥—	¥802	¥(398)	¥(22)	¥610

Deferred Tax Assets: Valuation Allowance	¥13,145	¥—	¥3,514	¥(2,495)	¥(256)	¥13,908

For the year ended March 31, 2005

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation Adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥447	¥—	¥583	¥(390)	¥20	¥660
Disposal of equipment	12	—	—	(12)	—	—
Severance and other benefits to terminated employees	81	—	78	(147)	2	14
Other closure, employee and professional costs	70	—	—	(72)	2	—
Total	¥610	¥—	¥661	¥(621)	¥24	¥674

Deferred Tax Assets: Valuation Allowance	¥13,908	¥4,613	¥1,158	¥(5,118)	¥88	¥14,649

For the year ended March 31, 2006

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation Adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥660	¥—	¥97	¥(160)	¥22	¥619
Disposal of equipment	—	—	—	—	—	—
Severance and other benefits to terminated employees	14	—	5	(17)	1	3
Other closure, employee and professional costs	—	—	—	—	—	—
Total	¥674	¥—	¥102	¥(177)	¥23	¥622

Deferred Tax Assets: Valuation Allowance	¥14,649	¥573	¥7,908	¥(7,515)	¥481	¥16,096

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 20, 2006

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on May 12, 2006

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on June 20, 2006

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics, as amended on April 26, 2005 (Incorporated by reference from the annual report on Form 20F filed on July 15, 2005, commission file number 001-14856)

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of independent registered public accounting firm