Form 20-F
period 2007-03-31
ORIX CORP
filed 2007-07-17
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2007

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

As of March 31, 2007, 91,518,194 Shares were outstanding, including Shares that were represented by 3,118,036 ADSs outstanding as of March 31, 2007.

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

Large Accelerated Filer  ☒            Accelerated Filer  ☐            Non-Accelerated Filer  ☐

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2007 is referred to throughout this annual report as fiscal 2007 or the 2007 fiscal year, and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

	Year ended March 31,
	2003	2004	2005	2006	2007	2007
	(In millions of yen and millions of dollars)
Income statement data: (1)
Total revenues	¥733,042	¥760,671	¥912,027	¥929,882	¥1,142,553	$9,679
Total expenses	694,019	673,317	781,882	714,925	860,387	7,289
Operating income	39,023	87,354	130,145	214,957	282,166	2,390
Equity in net income of affiliates	6,203	17,924	20,043	32,080	31,946	270
Gains (losses) on sales of subsidiaries and affiliates and liquidation loss	2,002	(542)	3,347	2,732	1,962	17
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations, extraordinary gain and cumulative effect of a change in accounting principle	47,228	104,736	153,535	249,769	316,074	2,677
Income from continuing operations	26,142	52,303	83,581	149,758	184,935	1,567
Net income	30,243	54,020	91,496	166,388	196,506	1,665

	As of March 31,
	2003	2004	2005	2006	2007	2007
	(In millions of yen and millions of dollars except number of Shares)
Balance sheet data:
Investment in direct financing leases (2)	¥1,572,308	¥1,453,575	¥1,451,574	¥1,437,491	¥1,258,404	$10,660
Installment loans (2)	2,288,039	2,234,940	2,386,597	2,926,036	3,490,326	29,567

Subtotal	3,860,347	3,688,515	3,838,171	4,363,527	4,748,730	40,227
Investment in operating leases	529,044	536,702	619,005	720,096	862,049	7,302
Investment in securities	677,435	551,928	589,271	682,798	875,581	7,417
Other operating assets	76,343	72,049	82,651	91,856	152,106	1,288

Operating assets (3)	5,143,169	4,849,194	5,129,098	5,858,277	6,638,466	56,234
Allowance for doubtful receivables on direct financing leases and probable loan losses	(133,146)	(128,020)	(115,250)	(97,002)	(89,508)	(758)
Other assets	921,044	903,783	1,055,105	1,481,180	1,658,229	14,047

Total assets	¥5,931,067	¥5,624,957	¥6,068,953	¥7,242,455	¥8,207,187	$69,523

Short-term debt	¥1,120,434	¥903,916	¥947,871	¥1,336,414	¥1,174,391	$9,948
Long-term debt	2,856,613	2,662,719	2,861,863	3,236,055	3,863,057	32,724
Common stock	52,067	52,068	73,100	88,458	98,755	836
Additional paid-in capital	70,002	70,015	91,045	106,729	119,402	1,011
Shareholders’ equity	505,458	564,047	727,333	953,646	1,194,234	10,116
Number of issued Shares	84,365,914	84,366,314	87,996,090	90,289,655	91,518,194	—
Number of outstanding Shares	83,693,009	83,691,007	87,388,706	89,890,579	91,233,710	—

		2003	2004	2005	2006	2007
Key ratios (%): (4)
Return on equity, or ROE		6.00	10.10	14.17	19.80	18.30
Return on assets, or ROA		0.49	0.93	1.56	2.50	2.54
Shareholders’ equity ratio		8.52	10.03	11.98	13.17	14.55
Allowance/investment in direct financing leases and installment loans		3.45	3.47	3.00	2.22	1.88

Per share data and employees:
Shareholders’ equity per Share		¥6,039.43	¥6,739.64	¥8,322.96	¥10,608.97	¥13,089.83
Basic earnings from continuing operations per Share (5)		312.43	625.00	993.71	1,695.60	2,048.90
Basic earnings per Share		361.44	645.52	1,087.82	1,883.89	2,177.10
Diluted earnings per Share		340.95	601.46	1,002.18	1,790.30	2,100.93
Cash dividends per Share		15.00	25.00	25.00	40.00	90.00
Cash dividends per Share (6)		$0.13	$0.21	$0.23	$0.34	$0.77
Number of employees		11,833	12,481	13,734	15,067	16,662

(1)	As a result of the recording of income from discontinued operations based on the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we reclassified certain items retroactively to the prior years.
(2)	The sum of assets considered more than 90 days past due and loans individually evaluated for impairment amounted to ¥205,690 million, ¥173,286 million, ¥138,699 million, ¥120,607 million and ¥134,394 million as of March 31, 2003, 2004, 2005, 2006 and 2007, respectively. These sums included: (i) investment in direct financing leases considered more than 90 days past due of ¥47,825 million, ¥36,568 million, ¥25,733 million, ¥20,494 million and ¥21,149 million as of March 31, 2003, 2004, 2005, 2006 and 2007, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered more than 90 days past due of ¥60,587 million, ¥43,176 million, ¥26,945 million, ¥16,455 million and ¥12,656 million, as of March 31, 2003, 2004, 2005, 2006 and 2007, respectively, and (iii) installment loans individually evaluated for impairment of ¥97,278 million, ¥93,542 million, ¥86,021 million, ¥83,658 million and ¥100,589 million, as of March 31 2003, 2004, 2005, 2006 and 2007, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal year ended March 31, 2007 compared to the fiscal year ended March 31, 2006—Details of Operating Results—Revenues, New Business Volumes and Operating Assets—Direct Financing Leases,” and “—Installment Loans and Investment Securities,” “—Fiscal year ended March 31, 2006 compared to the fiscal year ended March 31, 2005—Details of Operating Results—Revenues, New Business Volumes and Operating Assets—Direct Financing Leases” and “—Installment Loans and Investment Securities.”
(3)	Operating assets are defined as assets subject to regular, active sales and marketing activities including the assets shown on the balance sheet as investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets. Operating assets are calculated before allowance for doubtful receivables on direct financing leases and probable loan losses.
(4)	Return on equity is the ratio of net income for the period to average shareholders’ equity based on fiscal year-end balances during the period. Return on assets is the ratio of net income for the period to average total assets based on fiscal year-end balances during the period. Shareholders’ equity ratio is the ratio as of the period end of shareholders’ equity to total assets. Allowance/investment in direct financing leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on direct financing leases and probable loan losses to the sum of investment in direct financing leases and installment loans.
(5)	Basic earnings from continuing operations per share is the amount derived by dividing income from continuing operations by the weighted-average number of common shares outstanding based on month-end balances during the fiscal year. The term basic earnings from continuing operations per share as used throughout this annual report has the meaning described above.
(6)	The US dollar amounts represent translations of the Japanese yen amounts at the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.

EXCHANGE RATES

In certain parts of this annual report, we have translated yen amounts into dollars for the convenience of readers. The rate that we used for translations was ¥118.05 = $1.00, which was the approximate exchange rate in Japan on March 30, 2007 using the telegraphic transfer rate of the Bank of Tokyo-Mitsubishi, Ltd. The following table provides the noon buying rates for yen expressed in yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York during the periods indicated. As of July 16, 2007, the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York was ¥121.90= $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,
	2003	2004	2005	2006	2007
	(Yen per dollar)
Yen per dollar exchange rates:
High	¥133.40	¥120.55	¥114.30	¥120.93	¥121.81
Low	115.71	104.18	102.26	104.41	110.07
Average (of noon buying rates available on the last day of each month during the period)	121.10	112.75	107.28	113.67	116.55
At period-end	118.07	104.18	107.22	117.48	117.56

The following table provides the high and low noon buying rates for yen per $1.00 during the months indicated.

	High	Low
2007
January	¥121.81	¥118.49
February	121.77	118.33
March	118.15	116.01
April	119.84	117.69
May	121.79	119.77
June	124.09	121.08

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

1. Risk Related to our Financial Affairs

(1) Our allowance for doubtful receivables on direct financing leases and probable loan losses may be insufficient and our credit-related costs might increase

We maintain an allowance for doubtful receivables on direct financing leases and probable loan losses. This allowance reflects our judgment of the loss potential of these items, after considering factors such as:

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

In order to enhance our collections from debtors, we may forbear from exercising some or all of our rights as a creditor against companies that are unable to fulfill their repayment obligations, and we may forgive loans or extend additional loans to such companies. Furthermore, if economic or the market conditions are adverse, the value of underlying collateral and guarantees may decline. As a result there is a possibility that credit-related costs might increase. If we need to increase our allowance for doubtful receivables on direct financing leases and probable loan losses to cover these changes or events, our financial results could be adversely affected.

(2) We may suffer losses on our investment portfolio

We hold large investments in debt securities and equity securities, mainly in Japan and the United States. We may suffer losses on these investments because of changes in market prices, defaults or other reasons. The market values of debt and equity securities are volatile and may decline substantially in the current year or future years. We record unrealized gains and losses on debt and equity securities classified as available-for-sale securities in shareholders’ equity, net of income taxes, and do not ordinarily charge these directly to income and losses, unless we believe declines in market value on available-for-sale securities and held-to-maturity securities are other than temporary. We have recorded significant losses on securities in the past and may need to record additional losses in the future.

(3) Changes in market interest rates and currency exchange rates could adversely affect our assets and our financial condition and results of operations

Many of our business activities are subject to risks relating to changes in market interest rates and currency exchange rates in Japan and overseas.

A significant increase in market interest rates, or the perception that an increase may occur, could adversely affect the origination of new transactions, including direct financing leases and loans. An increase in market interest rates may increase the repayment burden our customers bear with respect to loans, particularly under floating interest rate loans. These burdens could adversely affect the financial condition of our customers and their ability to repay their obligations, possibly resulting in defaults on our lease transactions and loans. In addition, our funding costs, and, as a result, interest expense may increase. If the increase in the amount of interest payable by us as a result of increases in market interest rates exceeds the increase in the amount of interest received by us from interest-earning assets, our results of operations would be adversely affected.

Alternatively, a decrease in interest rates could result in faster prepayments of loans. Moreover, if the decrease in the amount of interest received by us from interest-earning assets as a result of decreases in interest rates exceeds the corresponding decrease in our funding cost, our results of operations could be adversely affected.

Not all of our assets and liabilities are matched by currency. In addition, a significant portion of our operating assets, revenues and income are located overseas, in particular the United States, or are derived from our overseas operations, and subject to foreign exchange risks. We have equity and accumulated retained earnings in our subsidiaries and affiliates in the United States and other countries outside of Japan. However, we do not enter into currency exchange hedge transactions to hedge the yen value of these amounts. As a result, a significant change in currency exchange rates could have an adverse impact on our financial condition and results of operations.

(4) Our funding may be adversely affected if our credit ratings are downgraded

We obtain credit ratings from rating companies. A downgrade in our credit ratings could result in an increase in our interest expenses, and could have an adverse impact on our ability to access the capital markets, thereby adversely affecting our financial position and liquidity. Although we have access to other sources of liquidity, including bank borrowings and sales of our assets, we cannot be sure that these other sources will be adequate or available on terms acceptable to us if our credit ratings are downgraded or other adverse conditions arise. As a result, our business activities, financial condition and results of operations may be adversely affected.

(5) Risks of using derivatives

We utilize derivative instruments to reduce investment portfolio price fluctuations, to manage interest rate and foreign exchange rate risk, and as part of our trading activities. However, we may not be able to successfully manage our risks through the use of derivatives. Counterparties may fail to honor the terms of their derivatives contracts with us. We may suffer losses from trading activities. As a result, our operations and financial condition could be adversely affected. For a discussion of derivative financial instruments and hedging, see Note 26 in “Item 18. Financial Statements.”

2. Risks related to our business overall

(1) Operational Risk

Our various businesses entail many sorts of operational risk. Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Examples of operational risk include inappropriate sales practices, disclosure of confidential information, employee misconduct, errors in the settlement of our accounts, erroneous stock orders, computer system security failures and conflicts with our employees concerning labor and workplace management.

Our management attempts to control operational risk and maintain it at a level we believe is appropriate. Notwithstanding our control measures, operational risk is part of the business environment in which we operate and we may incur losses at any time due to this risk. Even if we do not incur direct pecuniary loss, our reputation may be adversely affected.

Our most important operational risks are as follows.

(i) A failure to comply with regulations to which many of our businesses are subject could result in sanctions or penalties, harm our reputation and adversely affect our results of operations

Our business and employees in Japan are subject to various laws and regulations, including those applicable to financial institutions such as Moneylending Business Law, Installment Selling Control Law, Insurance Business Law, Banking Law, Trust Business Law, Real Estate Trading Business Law as well as general laws applicable to our business activities such as Company Law, Financial Products Trading Law, Anti Monopoly Act, the Personal Information Protection Act and we are under the regulatory oversight of the government authorities. Our businesses outside of Japan are also subject to the laws and regulations of the jurisdictions in which they operate and are subject to oversight by the regulatory authorities of those jurisdictions. Our compliance and legal risk management structures are designed to prevent violations of such laws and regulations, but they may not be effective in preventing all future violations. We engage in a wide range of businesses and may expand into new businesses through our acquisition activities. We implement various internal control measures for our businesses, however, with the expansion of our operations, these controls may be ineffective. In such cases, we may be subject to sanctions or penalties, and our reputation may be adversely affected. Future violations of laws and regulations could result in regulatory action and harm our reputation, and our business, financial condition and results of operations could be adversely affected. Even if there are no violations of laws, if we are investigated by government authorities and this information becomes public, our reputation may be harmed and our results of operations may be adversely affected.

(ii) Risks related to computer and other information systems

We are highly reliant on computer systems and other information systems for financial transactions, personal information management, business monitoring and processing and as part of our business decision-making and risk management activities. System shutdowns, malfunctions or failures due to unexpected contingencies, the mishandling or fraudulent acts of employees or third parties, or infection by a computer virus could have an adverse effect on our operations, such as hindered receipt and payment of monies, leak or destruction of confidential information or personal information, and the generation of errors in information used for business decision-making and risk management. In such event, our liquidity or that of the customer who relies on us for financing or payment could be adversely affected, and our relationship with the customer could also be adversely affected. As a result, we could be sued or subject to administrative penalty or our reputation or credibility could be adversely affected.

Our information system equipment could suffer damage from a large-scale natural disaster or terrorism. Since information systems serve an increasingly important role in business activities, the risk of stoppage of the network or information system due to disaster or terrorism is increasing. If the network or information system stops, we could experience interruption of business activity, delay in payment or sales, or substantial costs for recovery of the network or the information system.

(iii) We may not be able to hire or retain human resources to achieve our strategic goals

Our business requires a considerable investment in human resources and requires the retention of such resources in order to successfully compete in markets in Japan and overseas. Much of our business requires employment of talented individuals who have experience and knowledge in the financing field. If we cannot develop, hire or retain the necessary human resources, or if such personnel resign, we may not be able to achieve our strategic goals.

(2) The departure of senior management could adversely affect us

Our continued success relies significantly on the ability and skills of our senior management. The departure of the current senior management could have an adverse effect on our business activities, financial condition and results of operations.

(3) Risks related to internal control over financial reporting

The U.S. Securities and Exchange Commission (the “SEC”), as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring foreign private issuers to include a report of management on the company’s internal control over financial reporting in its Annual Report on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. These requirements have initially come into effect for our annual report on Form 20-F for the fiscal year ended March 31, 2007. Although we have diligently and vigorously established and assessed our internal control over financial reporting in order to ensure compliance with Section 404 requirements, our independent registered public accounting firm may identify material weaknesses in our internal control over our financial reporting and may decline to attest to management’s assessment, or may issue a report that our internal control over financial reporting is ineffective. These possible outcomes could result in an adverse reaction in the financial market due to a loss of investor confidence in the reliability of our financial statements, which could have a negative impact on our share price, reputation, business activities, results of operations and financial condition.

(4) Our risk management may not be effective

We seek continuously to improve our risk management function. However because of the expansion of our business or changes in our business environment, there is a possibility that our risk management may not be effective in some cases. As a result our business, results of operations and financial condition could be adversely affected.

3. Risks related to our external environment

(1) We may lose market share or suffer reduced interest margins if our competitors compete with us on pricing and other terms

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

(2) Our access to liquidity and capital may be restricted by economic conditions or instability in the financial markets

Our primary sources of funds are borrowings from banks and other institutional lenders, and funding from the capital markets, such as offerings of commercial paper, or CP, medium-term notes, straight bonds, asset-backed securities, and other debt securities. A failure of one or more of our major lenders, a decision by one or more of them to stop lending to us or instability in the capital markets also could have an adverse impact on our access to funding. We continue to rely significantly on short-term funding from commercial banks in Japan. We also rely on funding from the capital markets in the form of CP. We are taking steps to reduce refinancing risks by diversifying our funding sources and establishing committed credit facilities with banks. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Liquidity—Committed Credit Facilities.” Despite these efforts, committed credit facilities and loans are subject to financial and other covenants and conditions to drawdown, including minimum net worth requirements, and the risk remains that we will be unable to refinance maturing indebtedness.

(3) Negative press coverage or rumors could affect our business, financial condition, results of operation or share price

Our business relies on the confidence of customers and market participants. Negative press coverage or rumors (including on the Internet) about our activities or those of our directors, executive officers and employees or regarding related industries, even if not based on fact, could harm our reputation. Even if we provide appropriate explanations to the press and other interested parties, there is no assurance that we can prevent an adverse effect on our reputation; as a result, our results of operation could deteriorate or there could be an adverse effect on our share price.

(4) Our business may be adversely affected by economic fluctuations and political disturbances

We conduct business operations in Japan as well as overseas, including in the United States, Asia, Oceania and Europe. Economic deterioration, political instability or religious strife in any such region could adversely affect our operations.

(5) Changes in laws, regulations and accounting standards may affect our business, results of operations and financial condition

Changes in laws, regulations and accounting standards may affect the way we conduct our business, the products we may offer in Japan or overseas and our customers, borrowers and invested companies. Such changes are unpredictable, which may cause costs to increase, and therefore our business, results of operations and financial condition could be adversely affected as a result.

(6) Our results of operations and financial condition may be adversely affected by unpredictable events

Our business, results of operations and financial condition may be adversely affected by unpredictable events and any continuing adverse effect caused by such events. Unpredictable events include single or multiple and man-made or natural events, such as terrorism and earthquakes, that may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of economic conditions of a country.

4. Risks related to specific business

(1) Risks of real estate-related business

The main areas of our real estate-related business operations are real estate-related loans and real estate business. Real estate-related loans are comprised of loans secured by real estate collateral, loans to domestic real estate companies or construction companies and non-recourse loans for which cash flow from real estate is a repayment resource. Real estate business is the construction and sale of condominiums and houses; the development, sale and lease of office buildings, logistics warehouses and shopping centers; the operation of hotels, corporate dormitories, training facilities, golf courses, hospitals, senior housing, and a baseball stadium; integrated facilities management and related services; and asset management services for real estate investment trusts (REITs).

In Japan and overseas, adverse changes in land prices or purchase and leasing demand may cause the condition of the real estate market to deteriorate. This may adversely affect our business activities, the value of our long-lived assets and the value of the collateral underlying the loans we make. Any such events could have an adverse effect on our results of operations and financial condition.

When we commence a building construction project, we try to obtain indemnity against any breach or defect of property to the extent possible from the contractor. When we purchase a property, we try to obtain indemnity to the extent possible from the seller to cover losses and expenses caused by any defects of geological condition, structure or material in relation to such property. If the construction work is postponed or cancelled due to contractor’s circumstances, or if there is any defect in a building or facility sold or leased by us and indemnity is not provided by the contractor or seller or if the indemnities provided are insufficient due to a deterioration of their financial condition, we may be required to indemnify tenants or purchasers, and thereby incur losses. Even if we do not have to indemnify tenants or purchasers, there might be an additional cost for us to maintain the construction or the project and we may need to pay higher costs than we originally budgeted. In addition, even if we do not incur financial loss, there could be an adverse affect on our reputation due to our involvement as the seller, owner or original developer of the property, depending on the breach or defect.

Before the Soil Contamination Measures Law came into effect in 2003, we did not, at the time of acquisition, investigate land (including land provided as collateral for a particular loan) that had been used as a factory site or operating facility in which hazardous materials were used or that otherwise could cause health problems due to soil contamination. If it is later determined that such land is polluted and it is necessary to take countermeasures under the Soil Contamination Measures Law, this could have an adverse effect on the sale of the land or the amounts receivable on foreclosure from land held as collateral. Although we have conducted investigations at the time of acquisition with respect to land acquired after the Soil Contamination Measures Law came into effect, a subsequent determination that such land is polluted for any reason may have the same adverse consequences.

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

We ordinarily carry comprehensive property and casualty insurance covering our real estate investments with insured limits that we believe are adequate and appropriate against anticipated losses. There are, however, certain types of losses caused by events such as wars, acts of terrorism, willful acts or gross negligence that are uninsurable. In addition, we do not usually carry insurance for damages caused by natural disasters such as earthquakes or typhoons because insurance coverage for such damages is limited and the insurance premium is relatively expensive.

In the event that our real estate investments suffer an uninsured loss, our investment balance in and revenues from such investments could be adversely affected. In addition, we would likely remain liable for indebtedness and other financial obligations relating to the relevant property. No assurance can be given that uninsured losses will not occur in respect of our real estate investments.

(2) We may be exposed to increased risks as we expand or reduce the range of our products and services, or acquire companies or assets

As we expand the range of our products and services beyond our traditional businesses, we may be exposed to new and increasingly complex risks, some or all of which may be uncontrollable, and we may incur substantial losses. In addition, our efforts to offer new services and products may not attain the expected results if business opportunities do not increase as expected or if the profitability of opportunities is undermined by competitive pressures. Restructuring of, or withdrawal from, businesses we engage in could harm our reputation and adversely affect our results of operations and financial condition.

We cannot guarantee that the price we pay for acquisitions will be fair and appropriate. If the achievements of the acquired company happen to be lower than what we expected at the time we made the acquisition, our acquisitions could result in future large write-downs related to goodwill and other assets.

In recent years, the contribution from consolidated subsidiaries and equity method affiliates to our consolidated statements of income has increased and has been an important component of our income. There is no assurance that this contribution can be maintained. Poor performance by or a failure of these investments will adversely affect our financial condition and results of operations. Some of these companies, include a company that builds and sells residential condominiums, an overseas life insurance company, a non-life insurance company, a logistics company and a sporting apparel manufacturing and distribution company have business operations very different from our core business. Failure to manage these companies effectively could result in financial losses as well as losses of future business opportunities. In addition, we may not be able to sell or otherwise dispose of the invested business or company at such time or in such period and at such price as we initially expected. We may also need to invest additional capital in certain of these companies if their financial condition deteriorates. We may lose key personnel in the companies in which we invest if such personnel are not satisfied with our management.

While we will continue to review and selectively pursue investment opportunities, there can be no assurance that we can continue to identify attractive opportunities, or that such investments will be as profitable as we originally expect.

Even if such affiliates or subsidiaries are not performing poorly, in the event that any such affiliate or subsidiary is implicated in a problem of significant public concern and we transfer our personnel to serve as directors or officers of such affiliate or subsidiary, irrespective of whether or not such persons perform their obligations, our reputation may be adversely affected.

(3) We may suffer losses if we are unable to remarket leased equipment returned to us

We lease equipment to customers under direct financing leases and operating leases. There is a risk that we will suffer losses at the end of the lease if we cannot recover the residual value that we estimated at the beginning of the lease. This risk is particularly significant for operating leases. If we are unable to sell or re-lease the equipment at the end of the leasing period, we may not recover our investment in the equipment and we may suffer losses. Our estimates of the residual value of equipment are based on current market values of used equipment and assumptions about when and to what extent the equipment will become obsolete. If equipment values and product market trends differ from our expectations, we may incur impairment losses.

(4) Risk related to telephone equipment leases

Our leasing business and reputation could be affected by the behavior of individual distributors of equipment and problems specific to this industry. In 2005, inappropriate sales activity was a serious problem in the telephone equipment leasing industry. In response, the Ministry of Economy, Trade and Industry amended the “Law concerning Specified Trades” in 2005 and has provided guidance to firms in the related industries on compliance measures. Because of this guidance, our customers may make claims or inquiries to us, and as a result our leasing contract may be cancelled before its maturity. Any such early lease cancellations may adversely affect our business performance. The measures we have taken to resolve and address these problems or may take in the future may cause leasing business costs to increase and leasing transactions to decline, and may result in an adverse effect on our reputation.

(5) Risk related to Entertainment-related business transactions

We provide credit to entertainment-related industries such as the pachinko halls, primarily through direct financing leases and installment loans. Even though we have accumulated credit know-how from past experiences and secure these transactions with collateral liens after thorough examinations of the particular risks involved with these entertainment-related industries, our business activities, financial condition and our results of operations could be adversely affected by an intensification of competition or substantial changes in the regulation of these industries, which may adversely affect their financial condition and ability to repay us.

(6) Risk related to changes in the Moneylending Business Law and reduction of the maximum chargeable interest rate

We provide credit to the consumer loan industry through installment loan transactions and other similar transactions. Moreover, ORIX Credit Corporation, or ORIX Credit, operates a consumer loan business. The business environment that surrounds this industry is very severe due to the strengthening of various related legal restrictions including restrictions on the maximum amount of loans that any borrower may make, a reduction in the maximum chargeable interest rates, an increase in the number of borrowers seeking gray zone interest refunds, revisions to the Moneylending Business Law, newly implemented administrative penalties for companies with multiple debtor problems or forcible collection acts and a deterioration of the industry’s public image due to an increase in negative mass-media reports. Although we have limited exposure to gray-zone interest refunds, and monitor our internal lending and collection practices to comply with the law, the performance trend of the consumer loan industry as a whole may adversely affect our results of operations or financial condition.

(7) Risks of our environment-related business

We began operations of an industrial waste disposal facility in June 2006 as a Private Finance Initiative, or PFI, under contract with Saitama prefecture in Yorii-machi, Saitama. To minimize the risk of emitting environmental pollutants, the center utilizes the most advanced waste disposal techniques. To run and maintain the center appropriately, we have contracted with the waste disposal specialist firm that constructed the center to serve as operator. Though environmental pollution or fire could occur due to an operational mistake or defect in the disposal facility, we are insured to protect against a variety of such accident risks. In addition, we have ensured that, under our operating agreement with the operator, the operator that bears responsibility for operation and maintenance of the facility and under the design and construction contract bears responsibility for any defect in the facility.

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

We provide various environment-related services such as waste management and recycle flow services, a loan program for environmentally conscious companies, energy solution and car sharing aimed at reduction of environmental burdens. In the event that a problem such as pollution or any violation of environment-related regulations or local agreements arises from any of these businesses, the reputation of our environment-related business could be adversely affected.

(8) Risk of our medical business and nursing care business

We operate the Kochi Health Sciences Center, which is a PFI business of Kochi prefecture and Kochi-city, through Kochi Medical PFI Corporation, which is one of our subsidiaries. The subsidiary is not engaged in medical services directly; however, since it contracts out for sterilization of medical materials, if an accident occurs the subsidiary could be liable for the contribution of the contracted service to the accident. Further, even if there is no pecuniary liability, our reputation could be adversely affected.

We provide rental services of medical instruments. We entrust the inspection of such medical instruments to professionals designated by the makers of the instruments. Such makers are responsible for any injuries or damages caused from the defects of such medical instruments. However, we also have potential obligations for such defects as a lessor. Further, even if there is no pecuniary liability, our reputation could be adversely affected.

We provide elderly care services to senior citizens, including the sale and operation of housing for senior citizens and at-home nursing care. If a nursing service accident occurs, we could be liable for damages and our reputation could be adversely affected. In addition, if the nursing care insurance system is modified to reduce public financial support and the economic burden on the user is thereby increased, the nursing market could shrink and our operating results could be adversely affected.

(9) Risks of our advisory service and consulting service which we offer to our customers

We provide M&A and financial advisory and consulting services to our customers at our subsidiaries such as ORIX M&A Solutions Corporation and Houlihan Lokey Howard & Zukin, or Houlihan Lokey. If such services were insufficient and our customers suffer losses due to our insufficient services, we may have the obligation to pay for those losses.

(10) Our life insurance subsidiary is subject to risks that are specific to its business

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

(11) Risk related to legal proceedings against Korea Life Insurance Co.

In December 2002, a consortium including ORIX purchased shares of Korea Life Insurance Co., Ltd. from Korea Deposit Insurance Corporation, or KDIC. On July 28, 2006, KDIC initiated an arbitration proceeding with the International Chamber of Commerce International Court of Arbitration, or ICC, located in New York, against the consortium, including ORIX, seeking to rescind the sale and other relief. KDIC’s claims are based on certain facts regarding the bidding process, which were previously the subject of dispute in a legal proceeding in Korea to which ORIX was not a party. However, the three levels of courts in Korea, including the Supreme Court (the highest court in Korea), found that the basis for the claims had not been established.

ORIX notified the Hanwha Group of Korea that it intends to exercise a put option to sell all of its 120,700,000 shares, representing a 17% ownership interest, in Korea Life Insurance Co., Ltd. However, the parties have not reached agreement on the terms including the sale price for exercising the put option.

ORIX filed a petition with the ICC on February 23, 2007 seeking arbitration with the Hanwha Group of Korea to resolve this matter.

(12) Risk associated with holding a professional baseball team

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

5. Risk related to holding or trading our shares

(1) Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell the Shares at a particular price on any particular trading day, or at all

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock, based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on such exchange may take place outside these limits. Consequently, an investor wishing to sell Shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day.

Holders of our ADRs are not limited by the daily price limit set by the Japanese stock exchanges. Holders of the Shares who are unable to sell those Shares on a Japanese stock exchange because an upward or downward price limit for the Shares has been reached preventing further trades outside of the permitted ranges may be negatively affected by trading that occurs in our ADRs.

(2) Dispositions of the Shares may adversely affect market prices for the Shares

A few of our shareholders hold more than five percent of the total number of outstanding Shares. These shareholders may for strategic or investment reasons decide to reduce their shareholdings in ORIX. Dispositions of the Shares, particularly dispositions of large numbers of shares by such major shareholders, may adversely affect market prices of the Shares.

For information on shareholdings, see “Item 7. Major Shareholders and Related Party Transactions.” Due to changes in the global economy or political conditions, the investors outside Japan may reduce their investments in Japanese stocks. A large portion of our shareholders is comprised of investors outside Japan, and a reduction in Japanese stock investment by such investors may adversely affect market prices of our Shares.

(3) Change of listed sections and delisting of Shares could adversely affect the liquidity and price of the Shares

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

(4) Rights of shareholders under Japanese law may be different from those under the laws of other jurisdictions

Our Articles of Incorporation, the regulations of our board of directors and the Company Law govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights are different from those that would apply if we were not a

Japanese corporation. Shareholders’ rights under Japanese law are different in some respects from shareholders’ rights under the laws of jurisdictions within the United States and other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction outside of Japan. For a detailed discussion of the relevant provisions under the Company Law and our Articles of Incorporation, see “Item 10. Additional Information Memorandum and Articles of Incorporation.”

(5) It may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors or executive officers, or to enforce against ORIX or those persons judgments obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States

ORIX is a joint stock company incorporated in Japan. Most or all of ORIX’s directors and executive officers are residents of countries other than the United States. Although some of ORIX’s subsidiaries have substantial assets in the United States, substantially all of ORIX’s assets and the assets of ORIX’s directors and executive officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors and executive officers or to enforce against ORIX or those persons, in US courts, judgments of US courts predicated upon the civil liability provisions of US securities laws. ORIX has been advised by its Japanese counsel that there is doubt, in original actions or in actions to enforce judgments of US courts, as to the enforceability in Japan of civil liabilities based solely on US securities laws. A Japanese court may refuse to allow an original action based on US securities laws.

The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil or commercial matters. Therefore, if you obtain a civil judgment by a US court, you will not necessarily be able to enforce such judgment directly in Japan.

(6) We expect to be treated as a passive foreign investment company

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

(7) If you hold fewer than 10 Shares, you will not have all the rights of shareholders with 10 or more Shares

One “unit” of the Shares is comprised of 10 Shares, equivalent to 20 ADSs. Each unit of the Shares has one vote. A holder who owns Shares or ADSs other than in multiples of 10 or 20, respectively, will own less than a whole unit (i.e., for the portion constituting fewer than 10 Shares, or ADRs evidencing fewer than 20 ADSs). The Company Law imposes significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote. Under the unit share system, holders of Shares constituting less than a unit have the right to require ORIX to purchase their Shares and the right to require ORIX to sell them additional Shares to create a whole unit of 10 Shares. However, holders of ADRs are unable to withdraw underlying Shares representing less than one unit and, as a practical matter, are unable to require ORIX to purchase those underlying Shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any size.

(8) Foreign exchange fluctuations may affect the value of our securities and dividends

Market prices for our ADSs may decline if the value of the yen declines against the dollar. In addition, the amount of cash dividends or other cash payments made to holders of ADSs will decline if the value of the yen declines against the dollar.

(9) A holder of ADRs has fewer rights than a shareholder and must act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take various actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records and exercising dissenters’ rights are available only to holders of record on a company’s register of shareholders. The Shares represented by our ADSs are registered in the name of the depositary, through its custodian agent. Only the depositary is able to exercise those rights in connection with the deposited Shares. The depositary will make efforts to vote the Shares represented by our ADSs as instructed by the holders of the ADRs representing such ADSs and will pay to those holders the dividends and distributions collected from us. However, a holder of ADRs will not be able to directly bring a derivative action, examine our accounting books and exercise dissenters’ rights through the depositary unless the depositary specifically undertakes to exercise those rights and is indemnified to its satisfaction by the holder of ADRs for doing so.

Item 4. Information on the Company

GENERAL

ORIX is a joint stock corporation (kabushiki kaisha) formed under Japanese law. Our principal place of business is at Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014, Japan, phone: +813-5419-5000. Our general contact e-mail address is: orixir@orix.co.jp and our URL is: www.orix.co.jp/grp/index_e.htm. The information on our website is not incorporated by reference into this annual report. ORIX USA Corporation, or ORIX USA, is ORIX’s agent in the United States and its principal place of business is at 1717 Main Street, Suite 800, Dallas, Texas 75201, USA.

CORPORATE HISTORY

ORIX was established on April 17, 1964 in Osaka, Japan as Orient Leasing Co., Ltd. by three trading companies and five banks that included Nichimen Corporation, Nissho Iwai (presently Sojitz Corporation), the Sanwa Bank and Toyo Trust & Banking (presently Mitsubishi UFJ Financial Group, Inc.), the Industrial Bank of Japan and Nippon Kangyo Bank (presently Mizuho Financial Group, Inc.), and the Bank of Kobe (presently Sumitomo Mitsui Financial Group, Inc.). While we maintain certain business relationships with these companies, they now hold only a limited number of our Shares in the aggregate.

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

The 1970s saw the gradual maturing of the Japanese leasing industry, and the Japanese economy was adversely affected by the two oil shocks of 1973 and 1979, resulting in reduced growth in capital spending and increased volatility in foreign exchange rates. Despite these difficulties, we continued to grow rapidly by expanding and diversifying our range of products and services to include ship and aircraft leasing along with real estate collateralized loans. Beginning in 1972 with the establishment of ORIX Alpha Corporation, or ORIX Alpha, which concentrated on leasing furnishings and fixtures to retailers, hotels, restaurants and other users, we set up a number of specialized leasing companies to tap promising new markets, including ORIX Auto Corporation, or ORIX Auto (former ORIX Auto Leasing Corporation), in 1973 and ORIX Rentec Corporation, or ORIX Rentec, in 1976. With the establishment of ORIX Credit, in 1979, we began our move into the retail market by providing shopping credit. We also began to provide housing loans in 1980.

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

During the 1980s, we began using mergers and acquisitions to expand operations, acquiring ORIX Securities Corporation (formerly Akane Securities K.K.), or ORIX Securities, and ORIX Estate Corporation (formerly OSAKA Ichioka Corporation) which is involved in real estate and leisure facility management, in order to expand our array of financial products and services.

In 1988, we acquired one of the twelve professional baseball teams in Japan, the ORIX Buffaloes (formerly the Hankyu Braves), which has helped raise our name recognition and promote our corporate image. In 1989, we introduced a corporate identity program and changed our name to ORIX Corporation from Orient Leasing Co., Ltd. to reflect our increasingly international profile and diversification into financial services other than leasing.

In the 1990s, the Japanese economy experienced a protracted period of industrial stagnation and, in the latter half of the decade, instability within the financial sector. Notwithstanding these adverse conditions, we continued to further develop and diversify our financial activities and products. For example, in 1991 we entered the life insurance business through ORIX Life Insurance (originally the Japanese operations of United of Omaha Life Insurance Company of the United States) and steadily increased our operations in this field. In addition, in 1997 we entered the loan servicing business through a joint venture with Bank One Corporation of the United States (the joint venture is presently part of ORIX USA). In December 2005, we sold the primary and master servicing departments and loan servicing assets of our loan servicing operations in the United States.

In the 1990s, we also made additional efforts to develop our retail business. ORIX Life Insurance commenced sales of a new range of directly marketed life insurance products—ORIX Direct Life Insurance—in September 1997, targeting the consumer life insurance market. In addition, we acquired ORIX Trust and Banking Corporation, or ORIX Trust and Banking (formerly Yamaichi Trust & Bank, Ltd.), in 1998, which has since concentrated primarily on housing loans. With deregulation of brokerage commissions in 1999, ORIX Securities began ORIX ONLINE, an internet-based brokerage aimed at individual investors.

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

Since 2000, we have actively expanded our automobile-related operations by acquiring companies and assets. For example, in addition to our existing companies, ORIX Auto Leasing and ORIX Rent-A-Car, we purchased Senko Lease and IFCO Ltd. in 2001, Nittetsu Leasing Auto Co., Ltd. in 2002, and JAPAREN in 2003. We combined these companies into ORIX Auto in January 2005.

In January 2006, we entered the investment banking field in the US with the acquisition of Houlihan Lokey, which is involved in the M&A and restructuring advisory business.

STRATEGY

Target Performance Indicators

We have identified the growth rate of diluted net income per share, Return on Equity, or ROE, (ratio of net income to average shareholders’ equity) and the shareholders’ equity ratio as important performance indicators and, with special attention paid to these indicators, strive to construct a business portfolio focused on balancing growth, profitability and financial stability. From a medium- and long-term perspective, we will strive to achieve sustained growth in diluted net income per share and to maintain and improve our ROE. We look to sustain an appropriate shareholders’ equity ratio by balancing changes in our operations and level of risk.

The results of the three performance indicators indicated above for the past three years is shown below.

	As of March 31,
	2005	2006	2007
Net Income per Share (Diluted)	¥1,002.18	¥1,790.30	¥2,100.93
Return on Equity (%)	14.2%	19.8%	18.3%
Shareholders’ Equity Ratio	12.0%	13.2%	14.6%

Medium- and Long-Term Corporate Management Strategy

We are aiming to achieve sustained growth over the medium- and long-term. With the continued evolution of the economy and society, market demands for innovative products and services increasingly impact the financial services sector, our principal operating domain. Accordingly, we have identified management’s ability to promptly and flexibly respond to changing market needs as critical to sustaining growth over the medium- and long-term.

To realize this objective, we are undertaking operations based on the following strategies.

•	Expand our sales network developed through financial services, including leases and loans, and further strengthen base of operations for growth through diverse business expansion.

•

Utilize our sales network to promote investment banking operations such as principal investments, including corporate rehabilitation and business succession, and advisory related to M&A and financial restructuring.

•

Expand our real estate-related operations by utilizing our strength of having the capabilities for both finance and real estate operations, in response to the changes in the market stemming from the growing trend of offering real estate as financial products, led by the expansion of real estate investment fund markets, including Japanese real estate investment trusts (J-REITs).

•

Diversify our overseas operations from existing businesses, focusing on financing for Small and Medium sized Enterprises (SMEs) to real estate-related operations and investment banking operations, as well as expansion into new regions.

Challenges to be addressed

We understand that a robust and dynamic corporate structure is integral to achieving sustained growth. In specific terms, we intend to implement the following four measures.

•	Further improve our financial position.

•	Establish a workplace environment that is valued by employees.

•	Engage in transactions that comply with both social and economic values.

•	Enhance risk management.

From the perspective of further improving our financial position, going forward, we will continue to secure new growth opportunities aimed at realizing such improvement. We will strive to establish a rewarding and motivating workplace in which employees can fulfill their potential irrespective of nationality, age, gender or education level, thereby increasing the strength of the organization as a whole. In an effort to engage in a variety of transactions, we aim to provide quality products and services for our customers and increase our profitability, while engaging in socially-aware transactions with attention to legal compliance and environmental responsibility. In order to respond to a wide range of risks, including operational risk and market risk, we will implement a strict, multi-faceted initial screening process and will continue to implement an elaborate risk management system to minimize risk, monitoring periodically along the way. Concurrently, we will aim to carry out suitable capital allocations for the efficient utilization of shareholders’ equity by assessing levels of risk by and investing and providing loans in business areas that are expected to be highly profitable.

PROFILE OF BUSINESS BY SEGMENT

Our reportable segments are based on FASB Statement No. 131. They are mainly identified based on the nature of services for operations in Japan and on geographic area for overseas operations. For a discussion of the basis for the breakdown of segments, see Note 30 in “Item 18. Financial Statements.”

The following table shows a breakdown of revenues by segment for the years ended March 31, 2005, 2006 and 2007.

	Years ended March 31,
	2005	2006	2007
	(In millions of yen)
Operations in Japan:
Corporate Financial Services	¥90,795	¥97,683	¥123,328
Automobile Operations	117,871	130,775	146,966
Rental Operations	68,447	67,066	67,859
Real Estate-Related Finance	77,389	69,472	82,345
Real Estate	195,906	198,780	245,336
Life Insurance	136,857	137,468	132,060
Other	143,754	111,854	145,443

Sub-total	831,019	813,098	943,337

Overseas operations:
The Americas	53,084	70,223	119,940
Asia, Oceania and Europe	73,089	88,914	103,593

Sub-total	126,173	159,137	223,533

Total segment revenues	957,192	972,235	1,166,870
Difference between segment totals and consolidated amounts	(45,165)	(42,353)	(24,317)

Total consolidated amounts	¥912,027	¥929,882	¥1,142,553

OPERATIONS IN JAPAN

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

Corporate Financial Services

The operations of the Corporate Financial Services segment, the core of our entire business, trace their origins back to when we were established as a specialist leasing company in 1964. The sales and marketing network of this segment extends throughout 97 locations in Japan to service a customer base consisting primarily of SMEs. We provide direct financing leases for various equipments, in addition to corporate loans, and engage in the provision of life and casualty insurance, investment products, as well as integrated facilities management services. Our sales representatives begin with the introduction of a lease or loan, after which we work to determine the needs of our customers. This allows us to provide various other products and services based upon particular customers’ operational or practical needs.

The activities in this segment are conducted primarily through our four sales headquarters—the Tokyo Sales Headquarters, the Kinki (Osaka) Sales Headquarters, the District Sales Headquarters and the OQL Headquarters. The number of employees working for headquarters and subsidiaries in this segment is 1,726.

The Japanese economy is expected to show a continuing moderate recovery trend. Supported by this favorable business environment, SMEs, which are the principal customer group of the Corporate Finance Services business segment, are continuing to experience strong demand for funds as they make capital and other investments. In addition, along with the ending of the Bank of Japan’s zero interest rate policy, interest rates are expected to rise gradually. While higher interest rates will expand the range of profit-making opportunities, other financial institutions, including the major banks, are expected to lend aggressively, thus leading to more intense competition.

In this environment, we are continuing to pursue marketing activities emphasizing profitability by increasing the number of frontline personnel and expanding our marketing network. We are also working to create cooperative relationships with regional financial institutions to build on our areas of professional strength. For example, in the field of loan guarantees, we are broadening our services to include guarantees of unsecured loans, guarantees of loans to environmentally conscious companies and guarantees of loans secured with movable property, such as trucks and other vehicles. As of March 31, 2007 we had tie-up arrangements with 103 regional financial institutions.

Going forward, we will strengthen our relationships with customers and, while continuing to provide leases, loans, and other debt financing, will offer services that accurately meet emerging needs. These include providing M&A advisory services and assistance in providing solutions for business succession, while continuing to work jointly with our specialized departments.

Automobile Operations

The Automobile Operations segment consists of the automobile leasing and car rental operations. The number of employees working for subsidiaries in this segment is 1,901. The ORIX Group first launched its automobile leasing service for corporations in 1973. Today, this business offers a full range of vehicle management outsourcing services to meet customer needs from passenger cars to highly specialized trucks.

Our car rental operation began in 1985, and today rents vehicles under the ORIX Rent-A-Car, JAPAREN, and X-Rent-A-Car brands. With approximately 850 rental outlets across Japan, we offer a wide range of rental vehicles from passenger cars to trucks for both corporate and individual customers.

In January 2005, seven automobile-related leasing and car rental companies were integrated into ORIX Auto with the aim of expanding our product and service offerings and to achieve greater economies of scale.

With approximately 559,000 vehicles under lease as of March 31, 2007, we enjoy a substantial lead over the nearest competitor in the industry.

Recently, as a result of mergers and other business combinations among large leasing companies, competition has grown more intense, but we have diversified our operations beyond automobile leasing into other related areas, including car rentals, car sharing arrangements, and used car sales. Drawing on the synergies among these businesses, the segment is able to differentiate its offering by enhancing the quality of its services based on an understanding of customer needs.

We are taking full advantage of the marketing capabilities of ORIX’s Corporate Financial Services segment, and also marketing through about 1,200 third-party sales agents, including gas stations, service shops, affiliated lease companies and insurance sales agents to expand our automobile leasing operations for corporate clients. Moreover, we are stepping up our marketing to companies in the distribution and logistics field, including leading distribution and transport companies. Drawing on its experience as the No. 1 truck leasing company, the segment not only offers vehicle management services but is also looking to develop driver management services.

The ORIX Group offers maintenance services to corporate clients, and this segment is continuing to strengthen its support services that are provided through a nationwide network of about 13,000 affiliated service stations. In addition, the segment provides further customer support through its advanced infrastructure that includes vehicle management and other systems. Other high-quality, high-value-added services for corporations include support services for preparation of environmental management reports submitted to the government, as well as telematic services that promote eco-friendly driving and facilitate corporate labor management processes through the acquisition and application of GPS system data.

The number of vehicles under the management of our car rental operations was approximately 47,000 as of March 31, 2007, placing us second in the industry. We offer our corporate and retail customers a full line of vehicles from all manufacturers, from passenger cars to trucks and specialty vehicles. In addition, we offer customers that have automobile leases with us packages, products and services combining rentals of our vehicles. Also, the segment began to offer relatively new and good-condition automobiles formerly used as rental cars as “ORIX Certified Used Cars.” in 2006.

Rental Operations

We entered the precision measuring equipment rental market in 1976. Today our principal operations in this market include the rental of computers and precision measuring equipment, as well as the provision of technical support, calibration, asset administration services and a variety of other services related to rental equipment use. Maintaining a base of approximately 600,000 units of 30,000 different types of equipment, our automated warehouses provide customers with a rapid response to orders.

We are offering quick deliveries, calibration, and other services to respond to customers’ management needs, and have built a strong position in the market for measuring equipment rental. The segment had 933 employees on a consolidated basis as of March 31, 2007.

ORIX Rentec is the principal company conducting the business operations of this segment. In 1992, ORIX Rentec obtained ISO 9002 certification for the quality of its systems, becoming the first company in Japan’s rental industry with such certification. In December 2000, this company also obtained ISO 14001 certification for its environmental management systems and in February 2007, added ISO 27001 certification for information security management. ORIX Rentec strives to maintain and improve customer satisfaction with services in its rental and calibration operations.

Along with the recovery in the Japanese economy and increase in private capital investment recently, the industrial electronics equipment market and the overall market are recovering. In the information and telecommunications market, vitality is returning to Japan’s IT market and customer needs are growing along with requirements for improved information security.

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

Regarding new business fields, ORIX Rentec is expanding the range of its operating lease products in such areas as environmental analysis, medical care, and semiconductor manufacturing equipment.

Overseas, demand for precision measuring equipment rentals is growing as corporations expand R&D and production centers globally. To capture this demand, we are expanding overseas operations in this segment. Commencing operations in Singapore in 1995, we then advanced into Korea in 2001 and China in 2004.

Real Estate-Related Finance

This segment provides real estate finance to corporations, a business that has its origins in the real estate-collateralized loan business we began in 1971, also provides real estate-related finance, including housing loans to individuals, a business we launched in 1980; non-recourse loans, started in 1999; and loan servicing businesses to invest in non-performing loans, started in 1999. Moreover, we have started to securitize non-recourse loans as commercial mortgage backed securities (CMBS) since 2000. The activities in this segment are conducted primarily by our Real Estate Finance Headquarters, ORIX Trust and Banking, and ORIX Asset Management & Loan Services. The number of employees working for headquarters and subsidiaries in this segment is 775.

In real estate finance for corporations, real estate funds in Japan and overseas are continuing to invest aggressively in properties and there is a strong demand for non-recourse loan financing from this source. On the other hand, real estate prices in portions of the central area of Tokyo are rising, and the capabilities for forecasting the profitability of real estate projects are essential for success. Amid this environment, this segment is working to secure profitability and differentiate its services by offering a wide range of solutions. Priority activities include strengthening capabilities for risk monitoring; investing in senior debt instruments, mezzanine financing, and equity; securitization of small loan obligations; and loan recoveries through servicer activities.

Competition is intensifying in the housing loan business due to the entry of banks into the loan sector for investment purpose real estate. We are shoring up our competitiveness by flexibly setting loan periods and interest rate levels, based upon careful consideration of interest rate movements as well as offering products that meet the diversified needs of our customers.

In the field of investing in and servicing non-performing loans, major banks are increasing their activities, leading to a reduction in the availability of such assets for purchase from major banks.

On the other hand, we are pursuing new profit opportunities by providing many types of solutions to financial institutions. In addition to major banks, we are expanding business with regional financial institutions by building on bonds of trust created through the syndication of business restructuring funds.

Real Estate

The Real Estate segment has its origins in corporate dormitory rentals, which we launched in 1986. We began developing residential condominiums in 1993. In addition to condominiums, the segment is now engaged in the development, marketing and leasing of office buildings and logistic facilities; operation of nursing care facilities; operation of hotels, training facilities and golf courses; integrated facilities management and related services; as well as asset management and administration on behalf of REITs. ORIX Real Estate and ORIX Facilities are our subsidiaries that are primarily responsible for activities in this segment. The number of employees working for subsidiaries in this segment is 2,240.

Conditions in Japanese real estate markets were generally positive, with a trend of recovery seen in prices of land in the greater Tokyo metropolitan area as well as in the principal cities of other regions. In 2006, new condominium sales nationwide and in the greater Tokyo metropolitan area were both down from the previous year; however, during 2007, new condominium sales in the Tokyo metropolitan area are expected to recover.

Amid this environment, we proceeded with residential condominium development operations in central Tokyo and Osaka as well as the suburbs of those two cities while carefully selecting land for new projects with due consideration to supply and demand factors.

In view of low office building vacancy rates in such large cities as Tokyo, Osaka, and Nagoya, Japanese real estate investment trusts (J-REITs) and other real estate investment funds have continued proactively expanding their operations. At the same time, they have broadened the scope of their investments to include office buildings, residential buildings, commercial facilities, and other kinds of properties. Against this backdrop, we are working to expand our office building development, sale, and rental activities into new locations and increase the diversity of investment targets, as reflected in our top-class ranking within the industry in terms of logistics facility development performance. We have also been selected to participate in the large-scale redevelopment plan for the Umeda-Kita Yard on the north side of the JR Osaka Station, and plans call for the redeveloped area to be opened to the public in 2011.

We are also proactively working to expand our business operating hotels, training facilities, and golf courses. We are taking steps to acquire additional hotels and complete the renovation of the hotels we have already acquired. We have begun developing the “CROSS HOTEL” high quality hotel brand, and during 2007 we are operating for the opening of a CROSS HOTEL in Sapporo and Osaka. We opened our fourth training facility—in Makuhari, Chiba—and have opened our fifth such facility—in Fuchu, Tokyo—in June 2007. The number of ORIX-owned golf courses had risen to 26 at the end of fiscal 2007, and we intend to continue proactive efforts to acquire additional courses. Operating senior housing as well as condominiums that meet the special needs of seniors, ORIX Living Corporation, or ORIX Living, is seeking to meet needs associated with Japanese society’s progressive graying by working to further improve the quality of services provided to guests and proceeding with the creation of additional facilities in conjunction with the Group’s residential condominium developments. At the end of fiscal 2007, ORIX Living had opened three facilities—in Kobe, Osaka and Urayasu—and plans call for a number of additional facilities to be in operation by the end of fiscal 2008.

Life Insurance

We began marketing life insurance to corporate customers in 1991 via sales agents. This segment now focuses on providing detailed insurance planning for customers based on their specific needs. Our insurance products have been sold by sales and marketing specialists in the Corporate Financial Services segment. In addition, we launched direct sales of ORIX Direct Insurance for individuals in 1997, and have since been working to expand sales to individuals. The number of employees working for subsidiaries in the Life Insurance segment is 483 and the operations are conducted primarily by ORIX Life Insurance.

In the life insurance industry, customer needs continue to diversify in the retail insurance market, and more attention is being given to medical and other types of insurance outside the traditional life and non-life insurance categories.

The ORIX Group has been striving to develop customer-oriented products such as term-life insurance, health insurance for hospitalization and cancer insurance that are simple and easy to understand and offer original features. These products are sold through two channels, sales agents and direct marketing.

During the fiscal year ended March 31, 2007, the principal products of the segment were death benefit insurance and medical insurance, which has earned a strong reputation among policyholders. The segment newly introduced “Medical Insurance CURE” in September 2006, a whole life policy that provides ample coverage for hospitalization for the seven lifestyle-related diseases. This new policy is being sold through agents and direct marketing and has been well-received by customers. The segment will place increased emphasis on high-margin insurance products.

We make full use of our Group network and work to increase external sales agents. We also strive to enhance collaboration between sales agents and direct marketing channels, increase the effectiveness of our advertising campaigns and boost operational efficiency.

As a result of the focus on the products previously mentioned, the ratio of long-term policy liabilities is rising. Accordingly, the segment is reviewing and modifying the maturity structure of its investment portfolio. Moreover, to provide for stable income from its portfolio, the segment is expanding the scope of its investment.

As of May 31, 2007, ORIX Life was rated “A+” by R&I and JCR for payment capability of insurance claims and “A-” by S&P for insurance financial strength.

Other

The Other segment encompasses a range of operations including new businesses. Principal activities include card loans (which we began in 1987), venture capital (from 1983), securities brokerage and services (commenced through capital participation in 1986, and currently a 100% subsidiary) and principal investments (from 2000). This segment includes the equity method affiliates The Fuji Fire and Marine Insurance Company Limited, in which ORIX made an investment in 2002, and DAIKYO INCORPORATED, acquired in 2005. The activities in this segment are conducted primarily by ORIX, ORIX Credit, ORIX Capital Corporation, or ORIX Capital, and ORIX Securities. The number of employees working for headquarters and subsidiaries in this segment is 3,043, and employees associated with our principal investment operations are included in this number.

In the market for unsecured consumer loans, along with revisions in lending regulations, restrictions on lending above the legal interest rate ceiling in the Interest Limitation Law have been tightened. Moreover, many consumer credit companies have been obliged to set aside reserves for requests for repayment of excessive interest paid and change their existing business models. Amid this operating environment, for 20 years, our card loan business has concentrated its efforts on providing our VIP Loan Card at interest rates set below the legal ceiling to business people in their 30s and 40s. Looking ahead, as a pioneer in making loans in this interest band, we intend to use the know-how we have accumulated in lending, credit analysis, and advertising promotions to further expand our portfolio of unsecured consumer loans, continuing to focus on the VIP Loan Card.

In our venture capital operations, the elimination of minimum paid-in capital requirements under the Company Law, which came into effect in May 2006, has created an improved environment for entrepreneurs seeking to set up their own businesses. With these improved conditions, we seek to secure investment opportunities by continuing to cooperate closely with the Corporate Financial Services segment. As of March 31, 2007, the outstanding balance of assets under management at ORIX Capital was approximately ¥30 billion, which consisted largely of stocks.

In the Internet-based brokerage business, the volume of transactions handled during the fiscal year ended March 31, 2007, reflected the slight weakening in the environment as a result of a reaction to the rise in stock prices and other factors. In addition, competition intensified as companies in this sector reduced their commissions. Amid this environment, in our securities business, we are working to diversify channels for winning new customers and moving forward to offer high-value-added services to customers, including lowering various fees, accepting stop-limit orders, and handling Nikkei 225 mini stock index transactions. Also, among our services for corporations, we are focusing on underwriting and, in March 2007, acted as lead manager for an IPO for the first time.

The volume of transactions in Japan’s M&A market has risen for the third consecutive year, and M&A has come to be accepted as an important management strategy. On the other hand, along with the inflow of resources from investment funds in Japan and overseas, investors are competing more intensely with one another for selected companies. In view of these developments, in our principal investment business, we are shifting from investments in corporate restructurings to a focus on investing in business succession and corporate realignment opportunities. While cooperating with the Corporate Financial Services segment, we are endeavoring to aggressively identify potential investments. Also, along with the rising interest in domestic M&A and increasing requirements for business succession arrangements, we will seek further increases in revenues from our M&A advisory service business.

OVERSEAS OPERATIONS

Since the establishment of our first overseas subsidiary in Hong Kong in 1971, we have competed in selected international markets through subsidiaries and investments in joint ventures. As of March 31, 2007, we operated in 25 countries and regions outside Japan through 102 subsidiaries and affiliates. Our overseas operations employ 3,372 employees working for headquarters and subsidiaries, and include a network of 245 offices.

The Americas

Our present operations in this segment include corporate finance, investment banking, real estate-related businesses, and leasing. In corporate finance, we have been providing corporate loans since 1981, and are also investing in high yield bonds. Our real estate-related operations began in 1987 with the acquisition of a real estate development company and since that time we have expanded into related operations including commercial mortgages. In leasing we have focused primarily on equipment leasing to corporate customers since 1989. In January 2006, we acquired the investment bank Houlihan Lokey, a leading M&A and financial advisor in the United States. The number of employees working for subsidiaries in this segment is 1,036. The activities in this segment are conducted by ORIX USA.

Supported by strength in the labor market, the U.S. economy has a low bankruptcy rate and is expected to continue to experience solid performance. In the U.S. real estate market, the volume of non-performing loans in the sub-prime segment is increasing and there is confusion in some markets, however, the inflow of funds into real estate investments from domestic and foreign sources is stable, and there continues to be intense competition among investors for opportunities, especially in the commercial real estate market. Given this operating environment, we plan to move forward with the sale of certain real estate holdings and, while carefully evaluating the real estate market and target properties, proceed with investments in CMBS and real estate development as well as other activities.

In the corporate real estate finance business, we are building our portfolio of operating assets, including loans to corporations, while securing personnel and placing emphasis on profitability and soundness. In the investment banking sector, subsidiary Houlihan Lokey is developing its activities in the fields of investment banking, including M&A and financial advisory; preparation of financial opinions and advisory services, such as opinions regarding fair valuations; and financial restructuring, including preparation and implementation of corporate realignment plans as well as restructuring of liabilities and capital. In 2006, Houlihan Lokey acted as advisor for the buyer or seller in 124 M&A deals under $1 billion value, giving it the top share in the United States in this segment of the market. Through these and related activities, this company has built a strong presence in the M&A advisory business. In July 2007, the company established an office in Hong Kong and, working together with its network of eight offices in the United States and three in Europe, is well positioned to respond flexibly to cross-border deals. Going forward, both ORIX’s Corporate Finance Department and Investment Banking Department will work actively to introduce potential deals and thereby seek to increase the volume of assets and profitability.

Asia, Oceania and Europe

We established our first overseas office in Hong Kong in 1971 and over a 36-year period have expanded throughout Asia, Oceania, Europe, the Middle East, and North Africa. Operations consist primarily of corporate leasing and lending, ship finance, and transportation-related operating leases. In the Asia, Oceania and Europe segment, we operate in 21 countries and regions including Hong Kong, China, Singapore, Malaysia, Indonesia, the Philippines, Thailand, Sri Lanka, Taiwan, South Korea, Pakistan, India, Oman, Egypt, Saudi Arabia, UAE, Kazakhstan, Australia, New Zealand, Ireland and Poland. The number of employees working for headquarters and subsidiaries in this segment is 2,336. In this segment, which is mainly focused on Asia, the ORIX Group is committed to delivering financial products and services focusing on corporate leasing, hire purchase and lending. We are expanding our business operations by leveraging the Group’s diversified products and services as well as our sales network.

Our automobile leasing operations apply the model developed by the ORIX Group in Japan. We have established automobile leasing operations in 15 countries. As a pioneer in its field, we are leveraging the expertise gained from operations in Australia and Japan as a springboard for business development in other countries. Accordingly, we have established automobile leasing companies in Singapore, South Korea, Thailand, Taiwan and India. In Taiwan, we are drawing on our experience in the loan servicing business to develop our non-performing loan investment business.

We are continuing to actively develop our overseas operations. Activities include investments in leasing businesses in Kazakhstan and China and the establishment of a fund to make infrastructure-related investments in India. In January 2007, ORIX launched its first overseas business effort with JCB, Japan’s leading credit card company, and formed a tie-up with the leading MAF Group based in the United Arab Emirates to create a joint venture credit card company to develop the JCB brand in the Middle East and North Africa. This venture was based on a comprehensive business alliance that ORIX and JCB concluded in 2005.

In February 2007, ORIX established a joint venture in Singapore to participate in the development of real estate complexes in Hanoi, Vietnam. In addition to having a robust economy, Vietnam became a member of the WTO in January 2007 and is in the process of revising and upgrading its legislative framework governing foreign direct investment. Foreign companies are making investments in a wide range of areas in Vietnam. Conditions in the real estate market are also favorable, and this project is expected to play a role in development of the central area of Hanoi.

We believe that there are many business opportunities in the financial services field in Asia and the Middle East and are collecting a diverse range of information through our broad network in these regions with the objective of assuming an even more active stance in developing our business activities.

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

In December 2002, a consortium including ORIX, the Hanwha Group (Korea), and Macquarie Life Limited acquired 51% of the outstanding shares of Korea Life Insurance, which was 100% controlled by the Korean Government.

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

PROPERTY, PLANT AND EQUIPMENT

Because our main business is to provide diverse financial services to our clients, we do not own any material factories or facilities that manufacture products. We have no plans to build any factories that manufacture products. However, in November 2002, a subsidiary of ORIX Eco Services signed an agreement to build and operate an industrial waste disposal facility, in Saitama Prefecture in Japan. The plant was completed and we began operations in June 2006.

The primary facilities we own include two office buildings, one training facility and one resource recovery plant. One office building is located in Shiba, Minato-ku, Tokyo with a book value of ¥37,818 million, and the other is located in Tachikawa, Tokyo with a book value of ¥25,018 million. The training facility is located in Funabashi, Chiba with a book value of ¥11,030 million, and the industrial waste disposal facility is located in Yorii, Saitama, with a book value of ¥15,459 million. Although there are presently no material plans to construct or improve facilities, we may build or acquire additional offices or make improvements to existing facilities if we believe the expansion of our business so warrants.

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or plan to utilize in the foreseeable future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees with an aggregate value of ¥79,671 million as of March 31, 2007.

As of March 31, 2007, net book value of operating leases amounted to ¥842,395 million, which consists of ¥529,654 million of transportation equipment, ¥173,336 million of measuring equipment and personal computers, ¥477,351 million of real estate and other. Accumulated depreciation on the operating leases was ¥337,946 million as of the same date.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

Our business does not depend on the supply of raw materials.

COMPETITION

Our markets are highly competitive and are characterized by competitive factors that vary by product and geographic region. The markets for most of our products are characterized by a large number of competitors. Our competitors include leasing and finance companies, commercial banks and real estate companies. Some of our competitors have substantial market positions. Many of our competitors are large companies that have substantial capital and marketing resources, and some of these competitors are larger than us and may have access to capital at a lower cost than we do. Competition in Japan and in a number of other geographical markets has increased in recent years because of deregulation and increased liquidity. In addition, many banks in Japan, which during much of the last decade had serious non-performing loan problems and were thus often unable to increase lending, have made progress in dealing with their nonperforming loan problems. We believe these banks and their leasing or finance subsidiaries are attempting to target our core market of small and medium-sized enterprises.

Japan’s leasing industry has a small number of independent leasing companies. Many leasing firms are affiliated with banks, trading houses, manufacturers and financial organizations. Furthermore, many of these leasing firms specialize in specific products, product ranges or geographical regions. In recent years leasing companies have been merging due to the business merger of related financial institutions, which has resulted in the formation of leasing companies of the same scale as our company. We have established a nationwide network to better distribute a full range of leasing and other financial products. Similarly, we believe our array of financial products and services, and the seamless way in which they are marketed, make us unique in the Japanese marketplace. The ability to provide one-stop, comprehensive financial solutions through a single sales staff, with cross-selling of our full range of products, gives us competitive advantages. We also believe that the diversification of our operations, products and services allows us to flexibly allocate our resources, expanding resources in or withdrawing resources from our various businesses, depending on market opportunities, profitability and the competitive environment.

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

Moves to form alliances and achieve economies of scale are particularly accelerating in the field of automobile leasing. We believe we can maintain and expand our relatively favorable position in new service and product development capability and price competitiveness, not only by exploiting economies of scale in procuring vehicles and maintenance goods at low cost and investing in effective infrastructure to improve our services, but also by making full use of our jointly managed rent-a-car and used car sales functions.

In our rental operations, we believe the number of companies competing in the market for precision measuring equipment rentals is limited because the technical expertise needed to succeed in this business is a substantial barrier to entry for potential competitors. However, the barriers to entry for the computer rental market are relatively low, which means competition is more intense than it is in precision measuring equipment rentals. We strive to maintain our competitiveness in rental operations by maintaining a wide range of equipment and offering consulting services. We also enter new fields as the market changes.

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

For the purchase of distressed assets, we compete primarily with foreign investment banks and equity funds, although some Japanese banks and equity funds are also active in this business. In general, competition is strong in this business. Competition for purchasing assets from regional banks has intensified. A major reason for this intensified competition is that many companies are registered as loan servicing companies and Japanese loan servicing companies are aggressively competing in bids for asset sales from these regional banks. On the other hand, the market for non-performing loans is shrinking as the economic expansion continues.

For housing loans, we have focused on a particular market niche of loans to individuals who purchase rental properties for investment purposes and loans to individuals who do not otherwise qualify for loans from major banks or the Japan Housing Finance Agency. In this field, competitors include only a limited number of non-bank financial institutions and banks. However, more banks including foreign-affiliated institutions are beginning to enter this market and competition has steadily increased. For example, some of the large banks have been very aggressive in this market and are offering loan rates that are lower than ORIX Trust and Banking is prepared to offer. ORIX Trust and Banking is attempting to meet this competition by setting flexible loan periods and interest rate levels based upon careful consideration of interest rate trends, and by introducing new products such as loans for seniors and group credit life insurance with nursing care riders. In addition, we are winning customers seeking fund management for investment purposes. However, fierce competition is adversely affecting the housing loan business, and we are striving to minimize risks by analyzing data on supply, sales, investors, the rental market, and other financial institutions.

The real estate market environment is changing, as an inflow of capital from real estate funds and a loosening of construction regulations have led to a rise in land prices and an increase in the number of companies aggressively investing in real estate. It appears that more companies are beginning to target the Company’s main business fields, condominium development and the selling and leasing of office buildings. For condominium developments, we compete with a large number of both small and large Japanese development companies. We have been jointly developing projects with large developers who have highly evaluated our funding and planning capabilities. We have focused on differentiating ourselves from competitors by providing what we believe to be unique designs and functions as well as complex developments with assisted nursing facilities. We believe we have been able to offer competitively priced condominiums that have attracted buyers, but competition for buyers in the condominium development business is intense and is expected to remain so.

The sale of office buildings and commercial facilities continues to be strong due to the demand from real estate funds. Therefore, this demand is causing competition with other real estate companies for the acquisition of development purpose real estate in good locations. We are also diversifying our investment in logistics facilities, an area where competition may increase as other companies are also looking to expand in this area.

Recent consolidation and alliances among life insurance companies in Japan have increased competition within the insurance industry. In particular, competition in the market for medical insurance, a market we expect to grow, has intensified. In addition, as a result of deregulation, Japanese banks are now permitted to sell certain types of insurance directly to individuals. Certain banks are making efforts to expand this business. At present, banks are permitted to make only limited sales of individual annuity insurance and other savings-based products. However, the restrictions on products that can be sold at banks are due to be comprehensively removed in December 2007. We see this ability to market insurance through banks as a possible business opportunity for us, providing ORIX Life Insurance with new sales channels. If Japanese banks market insurance from life insurers other than ORIX Life Insurance, competition in the life insurance business could increase. Also, if existing Japanese life insurers are acquired by foreign insurers, such foreign insurers would gain access to established networks of sales agents.

Our investment business includes principal investment and venture capital investment. With the number and value of M&A transactions steadily increasing in recent years, in addition to independent domestic funds, bank funds, securities company funds, trading companies, and other domestic participants, foreign investment funds are actively investing in Japanese companies, which means competition to obtain good projects has intensified.

The Company is making every effort to obtain good projects by utilizing its strengths, which are ample experience and personnel in the domestic M&A market and our powerful group information network. We also fully leverage our capabilities as an independent financial group to develop proposals and access a wealth of information.

The market for unsecured consumer finance is entering a period of great change as a result of a revision of the Money Lending Control Law enacted in December 2006, and the enforcement of this law in stages in the future. Specifically, it has been decided to reduce the upper limit on loan interest and to control total loan amounts, which means it will become difficult for companies specializing in consumer loans to maintain a highly profitable business model. Realignment of the industry with a shakeout of smaller players is inevitable. It is also likely that the presence of banks, particularly the mega-banks, will be felt more than ever in the market for unsecured consumer loans. Therefore, it is likely that competition will intensify in the so-called prime sectors.

Major domestic securities companies have newly entered the online securities trading business, which means that further reductions in trading fees are likely and that the competitive environment will become more severe. In this environment, we will strengthen our product lineup and further diversify our services to provide high value-added services to customers. We have also begun to focus efforts in areas of trading other than online trading, and in services for corporate customers.

The competitive environment in corporate finance in the US is severe, as there are many US banks and non-bank institutions with large nationwide operating networks. These competitors are all positioned more favorably than us in terms of scale. The US finance market is mature and funds have high liquidity. Borrowers are in a favorable position with many choices of lenders, so year-by-year it becomes more difficult for lenders to obtain profitable projects. Also, there is strong competition in the investment banking business in the US between the global investment banks and the investment banking subsidiaries of the major US banks. In this market, the Company’s investment banking business is based on its unique strength, which is providing advice on restructuring. We also aim to increase our competitive edge through synergistic effects in combination with our finance business.

In other foreign countries apart from the US, we provide financing mainly as leasing services for small- and medium-sized businesses. In this field, we compete with local leasing and finance companies. However, we have been able to maintain advantageous positions over many years by using the unique financial know-how we have built up in Japan to respond to diverse needs in each country.

BUSINESS REGULATION

Japan

ORIX is incorporated under the Company Law and its corporate activities are governed by the Company Law; its group companies in Japan are also so incorporated and governed.

There is no general regulatory regime which governs the conduct of our direct financing lease and operating lease businesses in Japan, although various laws regulate certain aspects of particular lease transactions, depending on the type of leased property.

The major regulations that govern our businesses are as follows:

Moneylending Business

ORIX and certain of our group companies, such as ORIX Credit, engage in the business of money lending in Japan. The business of money lending is regulated by the Interest Limitation Law, the Acceptance of Contributions Law, the Deposit and the Interest Law, and the Moneylending Business Law. The Moneylending Business Law requires that all companies register with the Prime Minister or prefectural governors. Registered moneylenders are regulated by the FSA, and are required to report to or notify the FSA, providing such documents as their annual business reports. Accordingly, pursuant to the Moneylending Business Law, ORIX and our relevant group companies register with the Prime Minister and provide the necessary reporting and notification to the FSA. The FSA has the power to order suspension of a part or the whole of a business, or to revoke the registration of a moneylender that has violated the law. In addition, in December 2006, laws related to the money lending business were amended for the purpose of enhancing borrower protection. The amendments tighten regulations by, among other things, reducing the maximum interest rate and introducing limits on the maximum amount of money that may be loaned to individuals. These amendments are to come into effect over a period of about three years.

Real Estate Business

ORIX and certain of our group companies, including ORIX Real Estate and ORIX Alpha, engage in the real estate business in Japan, such as the buying and selling of land and buildings. ORIX and our relevant group companies are therefore required to be licensed by the Ministry of Land, Infrastructure and Transport, or the MoLIT, or prefectural governors under the Building Lots and Building Transaction Law, and our operations are subject to the requirements of such laws, including the maintenance of registered real-estate transaction managers on staff and the provision and delivery of material information to counterparties.

Car Rental Business

ORIX Auto has registered with the MoLIT under the Road Transportation Law to engage in the car rental business in Japan and is subject to the requirements of such law and to inspection by the MoLIT.

Insurance Business

ORIX Life Insurance is engaged in the life insurance business and has a license from the Prime Minister under the Insurance Business Law. The FSA has broad regulatory powers over the life insurance business of ORIX Life Insurance, including the authority to grant or, under certain conditions, revoke its operating license, to request information regarding its business or financial condition and to conduct onsite inspections of its books and records. ORIX Life Insurance generally must also receive FSA approval for the sale of new products and to set new pricing terms. In addition, under the Insurance Business Law regulations, any party attempting to acquire voting rights of an insurance company over a specified threshold must receive permission from the Prime Minister. We have received such permission as a major shareholder in ORIX Life Insurance and The Fuji Fire and Marine Insurance Company, Limited. Insurance solicitation, which we and our group companies conduct, is also governed by the Insurance Business Law. We and certain of our group companies, such as ORIX Alpha and ORIX Auto, are registered as life insurance agents with the Prime Minister.

Securities Business

ORIX Securities is engaged in the securities business and is registered with the Prime Minster under the Securities and Exchange Law. The Securities and Exchange Law regulates the business activities of securities companies and the conduct of securities companies related to securities transactions. The intermediary business that we conduct related to the sale of securities is also regulated by the Securities and Exchange Law. Under the Securities and Exchange Law, any entity that holds voting rights of a securities company in excess of a specified threshold is considered a major shareholder and must receive permission from the Prime Minister. ORIX has received such permission as a major shareholder of ORIX Securities. In addition, in June 2006, sweeping reforms to the Securities and Exchange Law were initiated, to come into effect throughout 2007. The amendments aim to provide comprehensive and broad-reaching user protection with regard to a wide range of financial products, including securities; the law will be renamed the “Financial Instruments and Exchange Law”. ORIX Securities and certain of our group companies (including ORIX) will be subject to this law as amended.

Banking and Trust Business

ORIX Trust and Banking, or OTB, is licensed by the Prime Minister to engage in the banking and trust business, and is regulated under the Banking Law, the Law concerning Trust Business Concurrently Conducted by Financial Institutions and the Trust Business Law. The Banking Law governs the general banking business and the Law concerning Trust Business Concurrently Conducted by Financial Institutions and the Trust Business Law govern the trust business. Sales of trust beneficiary interests by us and our group companies, such as ORIX Real Estate and ORIX Alpha, are also regulated under the Trust Business Law. We and these group companies are registered with the Prime Minister under the Trust Business Law to engage in the business of making such sales. Our trust contract agency business is also governed by the Trust Business Law, and we are registered with the Prime Minister to engage in such business. In addition, under the Banking Law, any entity that attempts to hold voting rights of a bank in excess of a specified threshold must receive permission from the Prime Minister. We have received such permission as a major shareholder of OTB.

Debt Management and Collection Business

ORIX Asset Management & Loan Services Corporation, or OAMLS, is engaged in the loan servicing business and the business of managing and collecting certain assets. Consequently, OAMLS is regulated under the Law for Special Measures Concerning the Debt Management and Collection Business. OAMLS is licensed by the Minister of Justice under such law to engage in the loan servicing business.

Management Business of Investment Trusts

ORIX Asset Management Corporation, or ORIX Asset Management, our wholly-owned subsidiary, is registered with the Prime Minister under the Law Concerning Investment Trusts and Investment Corporations, or the Investment Trust Law, as an asset manager for investment trusts. ORIX Asset Management is responsible for the asset management of a real estate investment trust, ORIX JREIT, that is listed on the Tokyo Stock Exchange. Under the Investment Trust Law, any entity possessing voting rights over a specified threshold is considered a major shareholder and must report this to the Prime Minister. ORIX has filed such a report as a major shareholder of ORIX Asset Management.

Waste Management

ORIX Resource Recycling Services Corporation, or ORIX Resource Recycling Services, has permission from the governor of Saitama Prefecture under the Waste Management and Public Cleansing Law for “the installation of an industrial waste disposal facility” to act as an “industrial waste disposal contractor” and as a “specially controlled industrial waste disposal contractor” and to engage in “the installation of a municipal solid waste disposal facility”. ORIX Resource Recycling Services is engaged in the waste management service regulated by the Waste Management and Public Cleansing Law.

Regulation on Share Acquisitions

Certain of our activities and those of certain of ORIX group companies are regulated by the Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances there under, or the Foreign Exchange Regulations.

Under the Foreign Exchange Regulations, the Company and certain ORIX group companies in Japan are regulated as “residents” conducting “capital transactions” or “foreign direct investments.” Moreover, if the ratio of foreign shareholders of the Company is more than 50%, the Company and the relevant group companies in Japan will be regulated as “foreign investors” conducting “inward direct investment”.

To conduct such activities under the Foreign Exchange Regulations, notices or reports are required to be filed with the governing agency through the Bank of Japan. In certain cases, the Minister of Finance and any other competent Ministers have the power to recommend the cancellation or modification of activities specified in such notices and can order such cancellation or modification if their recommendation is not followed.

Outside Japan

ORIX USA is incorporated under the laws of the state of Delaware and its corporate activities are governed by the Delaware General Corporation Law.

The SEC and various state agencies regulate the issuance and sale of securities and the conduct of broker-dealers, investment companies and investment advisors in the United States. ORIX USA’s majority owned subsidiaries, Houlihan Lokey Howard & Zukin Capital, Inc. and Houlihan Lokey Howard & Zukin Financial Advisors, Inc., are a registered broker-dealer and a registered investment advisor, respectively, and as such, are regulated by the SEC. ORIX USA and its subsidiaries maintain exemptions from these regulations but must comply with U.S. federal and state securities laws.

ORIX USA’s corporate finance, real estate finance and development, equipment finance, public finance and special servicing businesses are subject to numerous state and federal laws and regulations. Commercial and real estate loans may be governed by the USA PATRIOT Act, the Equal Credit Opportunity Act and its Regulation B, the Flood Disaster Protection Act, the National Flood Insurance Reform Act of 1994 and state usury laws. Real estate transactions are also governed by state real property and foreclosure laws. ORIX USA’s equipment finance transactions are governed by the Uniform Commercial Code, as adopted by the various states. ORIX USA is registered with or has obtained licenses from the various state agencies that regulate the activity of commercial lenders in such states.

Outside of the United States, ORIX USA’s majority owned subsidiary, Houlihan Lokey Howard & Zukin (Europe) Limited, or HLHZE, is authorized and regulated by the Financial Services Authority in the UK to arrange deals in investments and advise on investments. HLHZE has also established branches in France and Germany under the provisions of the Investment Services Directive and is regulated by the BaFin in Germany and the Autorite des Marches Financiers in France in the conduct of business from these branches. In addition, HLHZE has established a branch in Hong Kong which is authorized and regulated by the Securities and Futures Commission in Hong Kong.

In other regions outside of Japan, some of our businesses are also subject to regulation and supervision in the jurisdictions in which they operate.

LEGAL PROCEEDINGS

On July 21, 2006, ORIX Asset Management and ORIX JREIT were subject to administrative disciplinary action by the Financial Services Agency and the Kanto Local Finance Bureau, respectively, as a result of inspections by the Securities and Exchange Surveillance Commission. ORIX Asset Management was prohibited from executing new contracts for the management of the assets of real estate investment corporations and investment trusts other than ORIX JREIT for a period of three months. In addition, ORIX Asset Management and ORIX JREIT respectively were required to formulate and implement written business improvement plans. The Financial Services Agency and the Kanto Local Finance Bureau’s actions were based on a determination that

ORIX Asset Management had breached certain duties of care relating to its role as the general affairs administrator for ORIX JREIT and that ORIX JREIT had failed to comply with certain statutory requirements relating to its board of directors’ meetings.

On August 25, 2006, ORIX Asset Management received directives from the Ministry of Land, Infrastructure and Transport under the provisions of Article 65-1 of the Building Lots and Buildings Transaction Business Law. These disciplinary actions did not have a material impact on our financial condition or results of operations.

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

Please refer to Item 3. Risk Factors for a discussion of legal proceedings related to Korea Life Insurance.

Item 5. Operating and Financial Review and Prospects

Table of Contents for Item 5.

OVERVIEW

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. This discussion should be read in conjunction with “Risk Factors” within “Item 3. Key Information—Risk Factors” and “Item 18. Financial Statements” included in this annual report.

Looking at consolidated performance during the fiscal year ended March 31, 2007, we achieved an 18% rise in net income, bringing net income to a new record high level of ¥196.5 billion. In fiscal 2007, we achieved a return on equity (ROE) ratio of 18.3%, shareholders’ equity ratio of 14.6% and diluted net income per share of ¥2,100.93, reflecting a balance between profitability and financial stability while sustaining further profit growth. Among the reasons for our profit growth was the favorable operating environment created by economic expansion, as well as each of our business segments working to stay one step ahead of trends in their respective markets and effectively taking the measures required to generate growth. The main factors underlying our growth in fiscal 2007 are outlined below.

Profit growth in fiscal 2007 was due to contributions from strong performances in the Real Estate segment, Real Estate-Related Finance segment, Corporate Financial Services segment and the Other segment in Japan, in addition to the Asia, Oceania and Europe segment overseas.

In the Corporate Financial Services segment, we have always strived to further strengthen our ties with small and medium-sized enterprises (SMEs), and with the economic improvement we have achieved solid results, as we supplied a growing volume of funding to customers for applications such as real estate development projects and capital investments. This growth has led to increases in assets as well as revenues.

In the Real Estate-Related Finance segment and the Real Estate segment, we have made strategic upfront investments to develop our operations based on the anticipation that the market would expand due to the increasing trend of offering real estate as financial products. The strength of the real estate market in Japan has supported growth in real estate finance operations, including non-recourse loans (for which repayment funds are derived solely from specified real estate assets and the cash flow of the assets), condominium development operations and real estate development and management operations focusing on office buildings. The development of both our real estate-related segments into solid performance pillars has become a driving force for growth in overall profits.

Furthermore, having strategically employed M&A transactions to enhance our operations in Japan and overseas since the 1980s, we have gained considerable experience and know-how related to such transactions, and we have proactively employed this expertise to undertake principal investment operations since 2000. A portion of the shares in Aozora Bank, in which we invested in connection with our corporate rehabilitation business, was sold in fiscal 2007 and contributed significantly to increased profits in the Other segment.

Overseas, profits increased in the Asia, Oceania and Europe segment due to contributions made by the expansion of leasing operations, such as automobile leasing, as well as loan servicing operations in Taiwan, higher gains on the one-time sale of a business unit in Australia and equity in net income of affiliates.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management’s current judgments. Note 1 of the notes to the consolidated financial statements includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimates may differ significantly from management’s current judgments. We consider the accounting estimates discussed in this section to be critical accounting estimates for us for two reasons. First, the estimates require us to make assumptions about matters that are highly uncertain at the time the accounting estimates are made. Second, different estimates that we reasonably could have used in the relevant period, or changes in the accounting estimates that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. We believe the following represents our critical accounting policies and estimates.

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

In particular, the valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows and the observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. The allowance for losses on smaller-balance homogeneous loans, including individual housing loans and card loans which are not restructured, and lease receivables, is collectively evaluated, considering current economic conditions and trends, the value of the collateral and guarantees underlying the loans and leases, prior charge-off experience, delinquencies and non-accruals. If actual future economic conditions and trends, actual future value of underlying collateral and guarantees, and actual future cash flows are less favorable than those projected by management or the historical data we use to calculate these estimates do not reflect future loss experience, additional provisions may be required.

The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.

We review delinquencies or other transactions exceeding a specified amount as frequently as three times a month in the case of transactions in Japan. Transactions with payments more than 90 days past-due are reported to the Head of the Risk Management Headquarters. We stop accruing revenues on direct financing leases and installment loans when principal or interest is past-due more than 90 days, or earlier if management determines that it is doubtful that we can collect on direct financing leases and installment loans. The decision to suspend accruing revenues on direct financing leases and installment loans is based on factors such as the general economic environment, individual clients’ creditworthiness and historical loss experience, delinquencies and accruals. After we have set aside provisions for a non-performing asset, we carefully monitor the quality of any underlying collateral, the status of management of the obligor and other important factors. When we determine that there is little likelihood of continued repayment by the borrower or lessee, we sell the leased equipment or loan collateral, and we record a charge-off for the portion of the lease or loan that remains outstanding.

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

•

in certain situations where, even though the market value of a debt security has not remained significantly below the carrying value for six months, if there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event; or

•

in certain other situations where, even though the market value of an equity security has not remained significantly below the carrying value for six months, the decline in market value of an equity security is based on an issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the equity security will recover within the next six months.

Determinations of whether a decline is other than temporary often involve estimating the outcome of future events that are highly uncertain at the time the estimates are made. Management judgment is required in determining whether factors exist that indicate that an impairment loss should be recognized at any balance sheet date, mainly based on objective factors. In view of the diversity and volume of our shareholdings, the highly volatile equity markets make it difficult to determine whether the declines are other than temporary.

If the financial condition of an issuer deteriorates, the forecasted performance of an investee is not met or actual market conditions are less favorable than those projected by management, we may charge to income additional losses on investment in securities.

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS NOT AMORTIZED

We test for impairment of goodwill and any intangible assets that are not subject to amortization at least annually. Additionally if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events occur.

Goodwill impairment is determined using a two-step process either at the operating segment level or one level below the operating segments. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss. The second step of the goodwill impairment test compares implied fair value of reporting unit goodwill with the carrying value of that goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill shall be determined in the same manner used to determine the amount of goodwill recognized in a business combination. Any intangible assets that are not subject to amortization are tested for impairment by comparing the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The fair value of a reporting unit under the first step and the second step is determined by estimating the outcome of future events and assumptions made by management. Similarly, estimates and assumptions are used in determining the fair value of any intangible assets that is not subject to amortization. When necessary, we refer to the evaluation by the third party in determining the fair value of a reporting unit, however, such determinations are often evaluated by discounted cash flows analysis performed by us. This approach uses numerous estimates and assumptions including projected future cash flows of a reporting unit, discount rates reflecting the risk inherent and growth rate. If actual cash flows or any items which affect a fair value are less favorable than those projected by management due to economic conditions or own risk of reporting unit, we may charge additional losses to income.

IMPAIRMENT OF LONG-LIVED ASSETS

We periodically perform an impairment review for long-lived assets held and used in operation, including tangible assets and intangible assets being amortized. The assets are tested for recoverability, whenever events or changes in circumstances indicate that those assets might be impaired, including, but not limited to, the following:

•	significant decline in the market value of an asset;

•	significant deterioration in the usage range and method, and physical condition of an asset;

•	significant deterioration of the legal factors and business environment, including an adverse action or assessment by a regulator;

•	acquisition and construction costs substantially exceeding estimates;

•	continued operating loss, loss of cash flows, or potential loss of cash flows; and

•	greater than 50% possibility of sale or disposal substantially before the end of the estimated useful life.

When we determine that an asset might be impaired based upon the existence of one or more of the above factors or other factors, we estimate the future cash flows expected to be generated by that asset. Our estimates of the future cash flows are based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which future cash flows are expected. As a result of the recoverability test, when the sum of the estimated future undiscounted cash flows expected to be generated by the assets is less than the carrying amount of the assets, we determine impairment based on the fair value of those assets.

If the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying amount of the asset exceeds fair value. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets, or other valuation techniques to estimate fair value. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or shorter expected future periods to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets.

The accounting estimates relating to impairment of long-lived assets could affect all segments.

UNGUARANTEED RESIDUAL VALUE FOR DIRECT FINANCING LEASES AND OPERATING LEASES

We estimate unguaranteed residual values of leased equipment except real estate, which is explained in “Impairment of Long-lived Assets” described above, when we calculate unearned lease income to be recognized as income over the lease term for direct financing leases and when we calculate depreciation amounts for operating leases which carry inherently higher obsolescence and resale risks. Our estimates are based upon current market values of used equipment and estimates of when and how much equipment will become obsolete. If actual future demand for re-lease or actual market conditions of used equipment is less favorable than that projected by management, write-downs of unguaranteed residual value may be required.

The accounting estimates relating to unguaranteed residual value for direct financing leases and operating leases affect mainly the Corporate Financial Services, Automobile Operations and Rental Operations segments and all of our overseas segments.

INSURANCE POLICY LIABILITIES AND DEFERRED POLICY ACQUISITION COSTS

A subsidiary of ORIX writes life insurance policies to customers. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of endowments, term life, whole life and medical insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. The life insurance subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings. If actual assumption data, such as mortality, lapse rates, investment returns and other factors, do not properly reflect future policyholder benefits, we may establish a premium deficiency reserve.

FASB Statement No. 60, “Accounting and Reporting by Insurance Enterprises,” requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Periodically, deferred policy acquisition costs are reviewed for whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality experience, expense margins and surrender charges, which we use to calculate these assumptions do not properly reflect future profitability, additional amortization may be required.

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

Effectiveness is also assessed quarterly on a retrospective and prospective basis. Ineffectiveness is also measured quarterly, with the results recognized in earnings. If specified criteria for the assumption of effectiveness are not met at hedge inception or upon the quarterly testing, then the hedge accounting is discontinued. There are a variety of techniques used to assess effectiveness, including cumulative dollar offset and regression analysis.

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

In estimating the projected benefit obligation, actuaries make assumptions regarding mortality rates, turnover rates, retirement rates and rates of compensation increase. In accordance with FASB Statement No. 87, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, impact expense and the recorded obligations in future periods.

We determine the expected long-term rate of return on plan assets annually based on the composition of the pension asset portfolios and the expected long-term rate of return on these portfolios. The expected long-term rate of return is designed to approximate the long-term rate of return actually earned on the plans’ assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees. We use a number of factors to determine the reasonableness of the expected rate of return, including actual historical returns on the asset classes of the plans’ portfolios and independent projections of returns of the various asset classes.

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under the majority of our plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense would decrease or increase, respectively, by approximately ¥894 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense would decrease by approximately ¥320 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense would increase by approximately ¥848 million. The decrease to pension expense based on a 1% increase in discount rate differs from the increase to pension expense based on a 1% decrease in discount rate due to a 10% corridor.

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

As of March 31, 2007, We adopted the currently effective recognition and disclosure provisions of FASB statement No. 158 “Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans—an

amendment of FASB Statements No. 87, 88, 106 and 132(R)” and recognized the overfunded or/and underfunded status of defined benefit pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, as an asset or liability in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax.

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

Significant management judgment is required in determining our provision for income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against our deferred income tax assets. We have recorded a valuation allowance due to uncertainties about our ability to utilize certain deferred income tax assets, primarily certain net operating loss carry forwards, before they expire. Although utilization of the net operating loss carry forwards is not assured, management believes it is more likely than not that all of the deferred income tax assets, net of the valuation allowance, will be realized. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred income tax assets will be recoverable. In the event that actual results differ from these estimates or if we adjust these estimates in future periods, we may need to establish additional valuation allowances, which could materially impact our consolidated financial position and results of operations.

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

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management has discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2007.

RESULTS OF OPERATIONS

GUIDE TO OUR CONSOLIDATED STATEMENT OF INCOME

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

As further described in Item 4. “Information on the Company,” since we developed the leasing market in Japan in 1964, we have extended the scope of our operations into various types of businesses which have become significant contributors to our group operating results. Our initial leasing business has expanded into the provision of broader financial services including direct lending to our lessees and other customers. Initial direct lending has broadened into diversified finance such as housing loans, loans secured by real estate, unsecured loans and non-recourse loans. Through our lending experience, we have developed a loan servicing business and a loan securitization business including CMBS. Through experience gained by our focusing on real estate as collateral for loans, we have also developed our real estate leasing, development and management operations.

Furthermore, we also expanded our business by the addition of securities-related operations, aimed at capital gains and brokerage income. Thereafter, we established and acquired a number of subsidiaries and affiliates in Japan and overseas to expand our operations, such as a trust bank, a life insurance company and a real estate-related company. In recent years, we have emphasized the expansion of our principal investment business. The Investment Banking Headquarters makes selective equity investments in companies and has been working to meet the needs of companies through recently expanding MBOs, sales of subsidiaries by large corporations, carve-outs and business successions, in addition to investments in rehabilitation companies, which they have continued over the past few years.

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

The following is an additional explanation for certain account captions on our consolidated statements of income to supplement the discussion above:

Interest on investment securities is combined with interest on loans because we believe that capital we deploy is fungible and, whether used to provide financing in the form of loans and leases or through investment in debt securities, the decision to deploy the capital is a banking-type operation that shares the common objective of managing earning assets to generate a positive spread over our cost of borrowings.

In addition, securities investment activities were originated by the Company and extended to group companies, such as our US operations. As a result, gains on investment securities have grown and become one of our major revenue sources. We believed that the securities company subsidiary, which was acquired in the middle of the 1980’s, would grow our securities-related operations and contribute to our revenues and earnings. Against this background, we determined to present gains on investment securities under a separate income statement caption, together with brokerage commissions, because we invest in securities as one of our core operations and both the gains on investment securities and brokerage commissions are derived from our securities operations.

In our diversified operating activities including the corporate rehabilitation business, other operating revenues consist of revenues derived from our various operations which are considered a part of our recurring operating activities, such as integrated facilities management operations, vehicle maintenance and management services, management of golf courses, training facilities and hotels, real estate-related business and commissions for the sale of insurance and other financial products.

Furthermore, our expenses include mainly selling, general and administrative expenses, costs of operating leases, life insurance costs, costs of real estate sales, interest expenses, and other operating expenses.

Expenses reported by us within other operating expenses are directly associated with the sales and revenues separately reported within other operating revenues. Interest expense is based on funds borrowed mainly to purchase equipment for leases, extend loans and invest in securities and real estate operations, which are revenue-generating assets. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within our subtotal of operating expenses constituting our net operating income. We similarly view the provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly have included it within our subtotal of net operating income. As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. Thus, we consider that our presentation, in which these expenses are stated in the “Expenses” section, is useful for readers to understand the profitability of our business.

We have historically reflected the write-downs of long-lived assets within our measure of operating income, as related assets, primarily real estate assets, represented significant operating assets under management or development, and accordingly the write-downs were considered to represent an appropriate component of the operating income derived from the related real estate investment activities. Similarly, as we have identified investment in securities to represent an operating component of our financing activities, write-downs of securities are also included within our measure of operating income.

We believe that our financial statement presentation as explained in the paragraphs above with the expanded presentation of revenues and expenses aids in the comprehension of our diversified operating activities in Japan and overseas and demonstrates the fair presentation of our consolidated statements of income.

YEAR ENDED MARCH 31, 2007 COMPARED TO YEAR ENDED MARCH 31, 2006

Performance Summary

Income Statement Data

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Income statement data:
Total revenues	¥929,882	¥1,142,553	¥212,671	23
Total expenses	714,925	860,387	145,462	20
Operating income	214,957	282,166	67,209	31
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	249,769	316,074	66,305	27
Net income	166,388	196,506	30,118	18

Total Revenues

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total revenues:
Direct financing leases	¥96,136	¥90,445	¥(5,691)	(6)
Operating leases	209,915	257,080	47,165	22
Interest on loans and investment securities	159,727	201,531	41,804	26
Brokerage commissions and net gains on investment securities	48,826	70,684	21,858	45
Life insurance premiums and related investment income	138,118	132,835	(5,283)	(4)
Real estate sales	74,943	87,178	12,235	16
Gains on sales of real estate under operating leases	8,970	22,958	13,988	156
Other operating revenues	193,247	279,842	86,595	45

Total	¥929,882	¥1,142,553	¥212,671	23

Total revenues in fiscal 2007 increased 23% to ¥1,142,553 million compared with the previous fiscal year. Although direct financing leases, life insurance premiums and related investment income decreased year on year, revenues from operating leases, interest on loans and investment securities, brokerage commissions and net gains on investment securities, real estate sales, gains on sales of real estate under operating leases, and other operating revenues were up compared to the previous fiscal year.

Total Expenses

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total expenses:
Interest expense	¥59,168	¥81,541	¥22,373	38
Costs of operating leases	133,979	165,105	31,126	23
Life insurance costs	117,622	115,565	(2,057)	(2)
Costs of real estate sales	65,904	73,999	8,095	12
Other operating expenses	123,460	147,693	24,233	20
Selling, general and administrative expenses	185,950	253,467	67,517	36
Provision for doubtful receivables and probable loan losses	16,178	13,798	(2,380)	(15)
Write-downs of long-lived assets	8,336	3,163	(5,173)	(62)
Write-downs of securities	4,540	5,592	1,052	23
Foreign currency transaction loss (gain), net	(212)	464	676	—

Total	¥714,925	¥860,387	¥145,462	20

Total expenses in fiscal 2007 increased 20% to ¥860,387 million compared with the previous fiscal year. Although interest expense, costs of operating leases, costs of real estate sales, other operating expenses, selling, general and administrative expenses, and write-downs of securities increased, life insurance costs, provision for doubtful receivables and probable loan losses, and write-downs of long-lived assets were down year on year.

Operating Income, Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain and Net Income

Operating income in fiscal 2007 increased 31% due primarily to increased net revenues from interest on loans and investment securities, brokerage commissions and net gains on investment securities, and operating leases and declines in provision for doubtful receivables and probable loan losses, and write-downs of long-lived assets. Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain increased 27% due primarily to the increase in operating income.

Net income in fiscal 2007 increased 18% as a result of the increase in income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.

Basic and diluted earnings per share in fiscal 2007 were ¥2,177.10 and ¥2,100.93, respectively, compared to ¥1,883.89 and ¥1,790.30 in fiscal 2006.

Operating Assets

	As of March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating assets:
Investment in direct financing leases	¥1,437,491	¥1,258,404	¥(179,087)	(12)
Installment loans	2,926,036	3,490,326	564,290	19
Investment in operating leases	720,096	862,049	141,953	20
Investment in securities	682,798	875,581	192,783	28
Other operating assets	91,856	152,106	60,250	66

Total operating assets	5,858,277	6,638,466	780,189	13

Allowance for doubtful receivables on direct financing leases and probable loan losses	(97,002)	(89,508)	7,494	(8)
Other assets	1,481,180	1,658,229	177,049	12

Total assets	¥7,242,455	¥8,207,187	¥964,732	13

Operating assets increased 13% to ¥6,638,466 million in fiscal 2007. As a result of our selective process in accumulating quality operating assets (assets with appropriate risk and return), installment loans, investment in operating leases, investment in securities and other operating assets increased in fiscal 2007, while investment in direct financing leases decreased.

Shareholders’ Equity, ROE, and ROA

Shareholders’ equity grew 25% to ¥1,194,234 million in fiscal 2007 due to an increase of ¥22,970 million in common stock and additional paid-in capital from the conversion of convertible bonds, an increase in retained earnings from ¥733,386 million to ¥921,823 million, and an increase in accumulated other comprehensive income from ¥27,603 million to ¥55,253 million.

While total assets grew 13% compared with the end of fiscal 2006, the growth in shareholders’ equity contributed to an improvement in the shareholders’ equity ratio from 13.17% to 14.55%. ROE declined from 19.80% to 18.30%, while ROA rose from 2.50% to 2.54%.

Details of Operating Results

The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information. See “Item 4. Information on the Company—Business Overview.”

Revenues, New Business Volumes and Operating Assets

Direct financing leases

	As of and for the year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥96,136	¥90,445	¥(5,691)	¥(6)
Japan	71,279	62,615	(8,664)	(12)
Overseas	24,857	27,830	2,973	12
New receivables added	888,912	720,840	(168,072)	(19)
Japan	707,427	566,863	(140,564)	(20)
Overseas	181,485	153,977	(27,508)	(15)
New equipment acquisitions	800,802	636,723	(164,079)	(20)
Japan	623,360	501,699	(121,661)	(20)
Overseas	177,442	135,024	(42,418)	(24)
Investment in direct financing leases	1,437,491	1,258,404	(179,087)	(12)
Japan	1,107,809	966,907	(140,902)	(13)
Overseas	329,682	291,497	(38,185)	(12)

Revenues from direct financing leases in fiscal 2007 decreased 6% to ¥90,445 million compared to the previous fiscal year. In Japan, revenues from direct financing leases were down 12% to ¥62,615 million compared to ¥71,279 million in the previous fiscal year due primarily to the lower level of operating assets. Overseas, revenues were up 12% to ¥27,830 million compared to ¥24,857 million in the previous fiscal year due to the expansion of the leasing operations in the Asia, Oceania and Europe segment.

The average return we charge on direct financing leases in Japan, calculated on the basis of monthly balances, was almost the same level at 5.05% in fiscal 2007 compared to 4.97% in fiscal 2006. The average return on overseas direct financing leases, calculated on the basis of monthly balances, increased to 9.43% in fiscal 2007 from 9.13% in fiscal 2006.

New equipment acquisitions related to direct financing leases decreased 20% to ¥636,723 million compared to the previous fiscal year. New equipment acquisitions by Japanese operations decreased 20% in fiscal 2007, as a result of our selective process in accumulating quality operating assets (assets with appropriate risk and return). New equipment acquisitions by overseas operations decreased 24% in fiscal 2007 due primarily to declines in The Americas segment.

Investment in direct financing leases as of March 31, 2007 decreased 12% to ¥1,258,404 million compared to the previous fiscal year. Assets in Japan decreased 13% due to declines in new equipment acquisitions and the securitization of lease receivables. Assets overseas decreased 12% due primarily to declines in The Americas segment.

As of March 31, 2007, no single lessee represented more than 2% of our total portfolio of direct financing leases. As of March 31, 2007, 77% of our direct financing leases were to lessees located in Japan, while 6% were to lessees located in The Americas segment.

	As of March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in direct financing leases by category:
Information-related and office equipment	¥175,389	¥171,389	¥(4,000)	(2)
Industrial equipment	226,939	189,319	(37,620)	(17)
Commercial services equipment	175,712	147,436	(28,276)	(16)
Transportation equipment	530,930	465,923	(65,007)	(12)
Other equipment	328,521	284,337	(44,184)	(13)

Total	¥1,437,491	¥1,258,404	¥(179,087)	(12)

Investment in information-related and office equipment and commercial services equipment decreased 2% and 16%, respectively, due primarily to declines in Japan. Investment in industrial equipment and transportation equipment decreased 17% and 12%, respectively, due to declines in Japan and overseas.

Balances for investment in direct financing leases in the tables above do not include lease assets sold in securitizations. However, gains from securitization are included in our direct financing lease revenues. During fiscal 2006 and 2007, we sold in securitizations ¥108,973 million and ¥167,567 million, respectively, of direct financing lease assets (all of which were in Japan) that were treated as off-balance sheet assets. Gains from the securitization of these assets of ¥4,733 million and ¥4,237 million were included in direct financing lease revenues for fiscal 2006 and 2007, respectively. The balance of direct financing lease assets treated as off-balance sheet assets amounted to ¥193,998 million as of March 31, 2006 and ¥289,694 million as of March 31, 2007. If assets sold in securitizations were included, the total balance of investment in direct financing lease assets would be ¥1,631,489 million as of March 31, 2006 and ¥1,548,098 million as of March 31, 2007. For more information on securitization, see Note 9 of “Item 18. Financial Statements.”

Asset quality of our owned direct financing leases

	As of March 31,
	2005	2006	2007
	(In millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥25,733	¥20,494	¥21,149
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	1.77%	1.43%	1.68%
Provisions as a percentage of average balance of investment in direct financing leases (1)	0.39%	0.32%	0.14%
Allowance for direct financing leases	¥36,264	¥30,723	¥25,545
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	2.50%	2.14%	2.03%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

The increase in 90+ days past-due direct financing leases as of March 31, 2007 occurred due primarily to an increase in new 90+ days past-due direct financing leases overseas because of the collapse of lessees despite a decrease in new 90+ days past-due direct financing leases in Japan.

We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases is a reasonable indication that our allowance for doubtful receivables was adequate as of March 31, 2007 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•	all lease contracts are collateralized by the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment.

The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases was 0.73%, 0.75% and 0.52% for fiscal 2005, 2006 and 2007, respectively.

Operating leases

	As of and for the year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥209,915	¥257,080	¥47,165	22
Japan	158,839	194,359	35,520	22
Overseas	51,076	62,721	11,645	23
New equipment acquisitions	317,645	348,561	30,916	10
Japan	249,829	258,338	8,509	3
Overseas	67,816	90,223	22,407	33
Investment in operating leases	720,096	862,049	141,953	20
Japan	578,221	689,646	111,425	19
Overseas	141,875	172,403	30,528	22

Revenues from operating leases increased 22% compared with the previous fiscal year to ¥257,080 million in fiscal 2007. In Japan, revenues from automobile and real estate operating leases increased as well as an increase in revenues from the precision measuring and other equipment rental operations. As a result, revenues from operating leases in Japan grew 22% year on year. Overseas, revenues from automobile operating leases increased in the Asia, Oceania and Europe segment and overall revenues rose 23% compared with the previous fiscal year. In fiscal 2006 and 2007, gains from the disposition of operating lease assets other than real estate were ¥7,184 million and ¥12,105 million, respectively, and are included in operating lease revenues.

New equipment acquisitions of operating leases increased 10% to ¥348,561 million in fiscal 2007 due primarily to an increase in the purchase of rental purpose real estate and transportation equipment, mainly including automobiles in Japan and overseas.

Investment in operating leases increased 20% to ¥862,049 million in fiscal 2007. These investments rose 19% in Japan and 22% in overseas due primarily to an increase in investments in rental purpose real estate and automobile leases.

	As of March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥280,615	¥340,850	¥60,235	21
Measuring equipment and personal computers	52,059	61,463	9,404	18
Real estate and other	371,245	440,082	68,837	19
Rental receivables	16,177	19,654	3,477	21

Total	¥720,096	¥862,049	¥141,953	20

Investment in transportation equipment-related operating leases rose by 21% to ¥340,850 million in fiscal 2007 due primarily to increases in automobile operating leases in Japan and overseas, while investments in measuring equipment and personal computers and real estate and other operating leases increased 18% and 19%, respectively, due primarily to increases in Japan.

Installment loans and investment securities

Installment loans

	As of and for the year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Interest on installment loans	¥147,287	¥181,972	¥34,685	24
Japan	126,992	149,628	22,636	18
Overseas	20,295	32,344	12,049	59
New loans added	1,834,192	2,226,282	392,090	21
Japan	1,641,382	1,941,828	300,446	18
Overseas	192,810	284,454	91,644	48
Installment loans	2,926,036	3,490,326	564,290	19
Japan	2,655,420	3,145,424	490,004	18
Overseas	270,616	344,902	74,286	27

Interest on installment loans increased 24% compared with the previous fiscal year to ¥181,972 million in fiscal 2007. Revenues from interest on installment loans in Japan increased 18% due primarily to an expansion of non-recourse loans and loans to corporate borrowers. Interest on overseas installment loans increased 59% in fiscal 2007 primarily as a result of the contribution from loans to corporate borrowers in The Americas segment and the loan servicing operations in the Asia, Oceania and Europe segment.

The average interest rate earned on loans in Japan, calculated on the basis of monthly balances, decreased to 4.71% in fiscal 2007 compared to 4.90% in fiscal 2006 due primarily to a decrease in the average interest rate from loan servicing operations. The average interest rate earned on overseas loans, calculated on the basis of monthly balances, increased to 10.50% in fiscal 2007 from 9.23% in fiscal 2006 due primarily to a rise in market interest rates prevailing in The Americas segment.

New loans added increased 21% compared with the previous fiscal year to ¥2,226,282 million in fiscal 2007 due primarily to an increase in non-recourse loans and loans to corporate borrowers in both Japan and overseas.

The balance of installment loans as of March 31, 2007 increased 19% to ¥3,490,326 million compared to the balance as of March 31, 2006. The balance of installment loans for borrowers in Japan rose by 18% due primarily to increased non-recourse loans and loans to corporate borrowers and the balance of installment loans for overseas borrowers increased 27% due primarily to increased loans to corporate borrowers in The Americas segment.

As of March 31, 2007, 90% of our installment loans were to borrowers in Japan, while 8% were to borrowers in The Americas segment.

The table below sets forth the balances as of March 31, 2006 and 2007 of our installment loans to borrowers in Japan and overseas, categorized by the type of borrower (i.e., consumer or corporate) in the case of borrowers in Japan. As of March 31, 2007, ¥144,494 million, or 5%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflected income from these loans in our consolidated statements of income as life insurance premiums and related investment income.

	As of March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥654,171	¥627,659	¥(26,512)	(4)
Card loans	318,910	335,288	16,378	5
Other	113,217	92,666	(20,551)	(18)

Subtotal	1,086,298	1,055,613	(30,685)	(3)

Corporate borrowers in Japan
Real estate companies	416,128	620,946	204,818	49
Commercial, industrial and other companies	1,002,076	1,302,595	300,519	30

Subtotal	1,418,204	1,923,541	505,337	36

Total (Japan)	2,504,502	2,979,154	474,652	19

Overseas corporate, industrial and other borrowers	254,994	304,391	49,397	19
Purchased loans (1)	153,158	191,959	38,801	25
Loan origination costs, net	13,382	14,822	1,440	11

Total	¥2,926,036	¥3,490,326	¥564,290	19

(1)	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with AICPA Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”) and consist mainly of housing loans, and loans to real estate companies and commercial, industrial and other companies in Japan.

As of March 31, 2007, ¥687,121 million, or 20%, of all installment loans were outstanding to real estate companies and construction companies. Of this amount, ¥14,801 million, or 0% of all installment loans, was loans individually evaluated for impairment. We calculated an allowance of ¥3,686 million to these impaired loans. As of March 31, 2007, we had installment loans outstanding in the amount of ¥279,737 million, or 8% of all installment loans, to companies in the entertainment industry. Of this amount, ¥17,311 million, or 1% of all installment loans, was loans individually evaluated for impairment. We calculated an allowance of ¥2,782 million to these impaired loans.

The balance of loans to consumer borrowers in Japan as of March 31, 2007 decreased by 3% to ¥1,055,613 million compared to the balance as of March 31, 2006 and the balance of loans to corporate borrowers in Japan as of March 31, 2007 increased by 36% to ¥1,923,541 million, compared to the balance as of March 31, 2006, due primarily to increased demand from corporate borrowers.

Balances of installment loans in the tables above do not include assets sold in securitizations. However, the amount of interest on installment loans includes gains from the securitization of installment loans. We sold in securitizations ¥76,043 million and ¥88,150 million of installment loans, which were treated as off-balance sheet assets in fiscal 2006 and 2007, respectively. Gains from the securitization of loans of ¥1,776 million and ¥3,146 million were included in interest on installment loans in fiscal 2006 and 2007, respectively. The balance of installment loans treated as off-balance sheet assets amounted to ¥139,511 million and ¥154,357 million as of

March 31, 2006 and 2007, respectively. If loans sold in securitizations were included, the total balance of installment loans would be ¥3,065,547 million and ¥3,644,683 million as of March 31, 2006 and 2007, respectively. For more information on securitization, see Note 9 in “Item 18. Financial Statements.”

Asset quality of our owned installment loans

We classify past-due installment loans into two categories: installment loans individually evaluated for impairment and 90+ days past-due loans not individually evaluated for impairment.

	As of March 31,
	2005	2006	2007
	(In millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥86,021	¥83,658	¥100,589
Impaired loans requiring a valuation allowance	67,745	66,543	67,934
Valuation allowance (1)	35,150	31,056	29,189

(1)	The valuation allowance is individually evaluated based on the present value of expected future cash flows and the observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

New provision for probable loan losses was ¥8,701 million in fiscal 2006 and ¥4,942 million in fiscal 2007, and charge-off of impaired loans was ¥12,982 million in fiscal 2006 and ¥7,222 million in fiscal 2007.

The table below sets forth the outstanding balances of impaired loans by region and type of borrower. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment. Such loans increased in fiscal 2006 and fiscal 2007 due to an increase in personal bankruptcies and legal actions that included debt restructuring.

	As of March 31,
	2005	2006	2007
	(In millions of yen)
Impaired loans:
Consumer borrowers in Japan	¥10,204	¥11,474	¥17,878
Corporate borrowers in Japan
Real estate companies	21,126	13,684	12,749
Commercial, industrial and other companies	39,671	37,234	48,785

Subtotal	60,797	50,918	61,534

Overseas corporate, industrial and other borrowers	5,211	4,766	6,412
Purchased loans	9,809	16,500	14,765

Total	¥86,021	¥83,658	¥100,589

The table below sets forth information as to past-due loans which are not individually significant and accordingly are evaluated for impairment as a homogeneous group.

	As of March 31,
	2005	2006	2007
	(In millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥26,945	¥16,455	¥12,656
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.17%	0.58%	0.37%
Provisions as a percentage of average balance of installment loans (1)	0.73%	0.11%	0.22%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥43,836	¥35,223	¥34,774
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.91%	1.24%	1.03%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

The balance of 90+ days past-due loans not individually evaluated for impairment declined by 23% in fiscal 2007, principally due to charge-offs of ¥6,987 million in fiscal 2007.

	As of March 31,
	2005	2006	2007
	(In millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loans	¥22,906	¥13,221	¥10,177
Card loans and other	3,468	2,742	2,376
Overseas corporate, industrial and other borrowers	571	492	103

Total	¥26,945	¥16,455	¥12,656

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

We believe that the level of the allowance as of March 31, 2007 was adequate because we expect to recover a portion of the outstanding balance for 90+ days past-due loans not individually evaluated for impairment primarily because most 90+ days past-due loans are housing loans, which are ordinarily made to a diverse group of individuals who we believe generally have a higher credit rating than the population at-large.

The ratio of charge-offs as a percentage of the average balance of installment loans was 0.92%, 0.48% and 0.22% for fiscal 2005, 2006 and 2007, respectively.

Investment securities

We maintain a sizeable investment in various securities. The largest segment of this portfolio is the investments by our life insurance operations. These constituted approximately 39% of our total investment in securities as of March 31, 2007. These are generally investments in yen-denominated corporate debt and consist primarily of fixed interest rate instruments.

	As of March 31, 2006
	Life insurance	Other	Total
	(In millions of yen)
Investment securities:
Trading securities	¥—	¥61,971	¥61,971
Marketable debt securities	209,911	146,931	356,842
Marketable equity securities	4,572	70,892	75,464
Other securities (1)	53,795	134,726	188,521

Total	¥268,278	¥414,520	¥682,798

	As of March 31, 2007
	Life insurance	Other	Total
	(In millions of yen)
Investment securities:
Trading securities	¥—	¥45,912	¥45,912
Marketable debt securities	283,648	243,857	527,505
Marketable equity securities	9,054	113,338	122,392
Other securities (1)	47,635	132,137	179,772

Total	¥340,337	¥535,244	¥875,581

(1)	Other securities consist mainly of non-marketable equity securities, preferred capital shares and investment funds.

We present income from investments in separate lines of our consolidated statements of income, depending upon the type of security and whether the security is held in connection with our life insurance operations.

Interest we earn on interest-earning securities held in connection with operations other than life insurance is reflected in our consolidated statements of income as interest on loans and investment securities. All other non-interest income and losses (other than foreign currency transaction gains or losses and write-downs of securities) we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains on investment securities. All income and losses (other than write-downs of securities) we recognize on securities held in connection with life insurance operations are reflected in our consolidated statements of income as life insurance premiums and related investment income.

	As of and for the year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment securities:
Interest on investment securities	¥12,440	¥19,559	¥7,119	57
Japan	2,203	4,406	2,203	100
Overseas	10,237	15,153	4,916	48
New securities added	235,932	331,055	95,123	40
Japan	228,121	314,678	86,557	38
Overseas	7,811	16,377	8,566	110
Investment in securities	682,798	875,581	192,783	28
Japan	545,796	753,078	207,282	38
Overseas	137,002	122,503	(14,499)	(11)

Interest on investment securities other than those held in connection with our life insurance operations increased 57% in fiscal 2007 due primarily to a higher balance of securities in Japan and an increase in interest on investment securities in The Americas segment. The average interest rate earned on investment securities in Japan, calculated on the basis of monthly balances, was 2.43% in fiscal 2007 compared to 1.86% in fiscal 2006 due primarily to increase of investments in debt securities issued by special purpose entities, or SPEs. The average interest rate earned on overseas investment securities, calculated on the basis of monthly balances, increased to 9.66% in fiscal 2007 from 8.28% in fiscal 2006 due primarily to the increase in interest on investment securities in The Americas segment.

New securities added increased 40% in fiscal 2007. New securities added in Japan increased 38% in fiscal 2007 due primarily to increased investment in debt securities issued by SPEs in Japan. New securities added overseas increased 110% due primarily to increases in The Americas segment.

The balance of our investment in securities as of March 31, 2007 increased 28% compared to fiscal 2006. The balance of our investment in securities in Japan increased 38% due primarily to a higher balance of debt securities issued by SPEs in Japan, and the balance of our investment in securities overseas decreased 11% due primarily to decreases in The Americas segment.

	As of March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥61,971	¥45,912	¥(16,059)	(26)
Available-for-sale securities	432,306	649,897	217,591	50
Other securities	188,521	179,772	(8,749)	(5)

Total	¥682,798	¥875,581	¥192,783	28

Investments in trading securities decreased 26% in fiscal 2007 due primarily to decreased investments in trading securities in The Americas segment. Investments in available-for-sale securities increased 50% in fiscal 2007 due primarily to a higher balance of debt securities issued by SPEs and securities held were measured at fair value in connection with the listing of Aozora Bank, Ltd., or Aozora Bank, on the Tokyo Stock Exchange. As of March 31, 2007, our portfolio included investments in available-for-sale securities by The Americas segment in commercial mortgage-backed securities, totaling ¥52,433 million, and in high yield debt securities, totaling ¥10,734 million. Other securities decreased 5% in fiscal 2007 due primarily to the transfer of other securities to available-for-sale securities in connection with the listing of Aozora Bank on the Tokyo Stock Exchange.

The above table does not include assets sold in securitizations. We sold in securitization ¥2,651 million and ¥12,519 million of investment securities, which were treated as off-balance sheet assets in fiscal 2006 and 2007, respectively. Gains from the securitization of investment securities of ¥630 million and ¥379 million were included in net gains on investment securities in fiscal 2006 and 2007, respectively. The balance of investment securities treated as off-balance sheet assets amounted to ¥29,460 million and ¥41,535 million in fiscal 2006 and 2007, respectively. For more information on securitization, see Note 9 in “Item 18. Financial Statements.”

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

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Brokerage commissions and net gains on investment securities:
Brokerage commissions	¥8,810	¥7,851	¥(959)	(11)
Net gains on investment securities	40,016	62,833	22,817	57

Total	¥48,826	¥70,684	¥21,858	45

Brokerage commissions and net gains on investment securities increased 45% in fiscal 2007. Our brokerage commissions decreased 11% due to a decrease in revenues from the securities operations, while net gains on investment securities increased 57% due primarily to the strong performance of the venture capital operations in Japan, in addition to the gains on the sale of a portion of our shares in Aozora Bank in connection with its listing on the Tokyo Stock Exchange, and an increase in revenues of securities investments in The Americas segment.

As of March 31, 2007, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥97,493 million, compared to ¥65,571 million as of March 31, 2006. As of March 31, 2007, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥2,843 million, compared to ¥4,903 million as of March 31, 2006. These unrealized gains increased primarily as shares held were measured at fair value in connection with the listing of Aozora Bank on the Tokyo Stock Exchange.

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

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Life insurance premiums and related investment income:
Life insurance premiums	¥125,130	¥121,373	¥(3,757)	(3)
Life insurance-related investment income	12,988	11,462	(1,526)	(12)

Total	¥138,118	¥132,835	¥(5,283)	(4)

Life insurance premiums and related investment income decreased 4% to ¥132,835 million in fiscal 2007 compared to fiscal 2006. Life insurance premiums decreased 3%, and life insurance-related investment income decreased 12% in fiscal 2007.

	As of March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investments by ORIX Life Insurance:
Marketable debt securities	¥209,911	¥283,648	¥73,737	35
Marketable equity securities	4,572	9,054	4,482	98
Other securities	53,795	47,635	(6,160)	(11)

Total investment in securities	268,278	340,337	72,059	27
Installment loans and other investments	223,579	170,714	(52,865)	(24)

Total	¥491,857	¥511,051	¥19,194	4

Marketable debt securities in fiscal 2007 increased 35%, while installment loans and other investments decreased 24%, due mainly to a reallocation in our investment portfolio.

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net gains (losses) on investment securities	¥(1,531)	¥3,208	¥4,739	—
Interest on loans and investment securities, and others	14,519	8,254	(6,265)	(43)

Total	¥12,988	¥11,462	¥(1,526)	(12)

For further information on life insurance operations, see Note 21 of “Item 18. Financial Statements.”

Real estate sales

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Real estate sales:
Real estate sales	¥74,943	¥87,178	¥12,235	16

Revenues from real estate sales increased 16% year on year to ¥87,178 million in fiscal 2007 due mainly to an increase in the number of condominiums sold to buyers from 2,032 units in fiscal 2006 to 2,194 units in fiscal 2007.

Gains on sales of real estate under operating leases

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases in Japan	¥8,970	¥22,958	¥13,988	156

Gains on sales of real estate under operating leases increased 156% to ¥22,958 million in fiscal 2007 due primarily to the increase in real estate under operating leases that was sold but were not included in discontinued

operations. Gains recognized under this item refer to gains on sales of real estate under operating leases for which properties we have a significant continuing involvement after sale. Gains for which properties we do not continue to provide services are included in discontinued operations. For discussion of accounting policy for discontinued operations, see Note 24 in “Item 18, Financial Statements.”

Other operations

	As of and for the year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥193,247	¥279,842	¥86,595	45
Japan	181,007	215,577	34,570	19
Overseas	12,240	64,265	52,025	425
New assets added	132,017	215,409	83,392	63
Japan	132,017	214,115	82,098	62
Overseas	—	1,294	1,294	—
Other operating assets	91,856	152,106	60,250	66
Japan	88,150	146,487	58,337	66
Overseas	3,706	5,619	1,913	52

Other operating revenues increased 45% year on year to ¥279,842 million. In Japan, revenues were up 19% to ¥215,577 million compared to ¥181,007 million in the previous fiscal year due to the increases in revenues associated with the real estate management operations, including training facilities and golf courses, and the automobile maintenance service operations, as well as the contribution from companies which we invested in the previous and this fiscal year, and private finance initiative, or PFI operations, in addition to contributions of servicing fees from our loan servicing operations. Overseas, revenues increased almost five times to ¥64,265 million compared to ¥12,240 million in the previous fiscal year due to the full-years revenue contribution of Houlihan Lokey in this fiscal year to The Americas segment, whereas in the previous fiscal year its revenues only contributed to fourth quarter revenues.

New assets added for other operating transactions were up 63% to ¥215,409 million in fiscal 2007 due primarily to new acquisitions of assets by real estate management operations. Other operating transactions include other operating assets and real estate for sale, such as residential condominiums and commercial real estate.

Other operating assets increased 66% to ¥152,106 million mainly reflecting investments made in connection with real estate management operations in Japan.

Expenses

Interest expense

Interest expense was up 38% year on year to ¥81,541 million. Interest expense increased 33% year on year in Japan and increased 45% year on year overseas, due to the higher average debt levels and higher interest rates.

The average interest rate on our short-term and long-term debt in Japan, calculated on the basis of monthly balances, was 1.09% in fiscal 2007, compared to 0.97% in fiscal 2006. The average interest rate on our short-term and long-term overseas debt, calculated on the basis of monthly balances, increased to 5.66% in fiscal 2007 from 4.81% in fiscal 2006 reflecting higher interest rates.

Costs of operating leases

Costs of operating leases increased 23% to ¥165,105 million in fiscal 2007 due primarily to the increase in the average balance of investment in operating leases compared to the previous fiscal year.

Life insurance costs

Life insurance costs in fiscal 2007 decreased 2% to ¥115,565 million, corresponding to a decrease in life insurance premiums, while margins decreased to 13% in fiscal 2007 compared with 15% in fiscal 2006, due mainly to a decrease in life insurance-related investment income.

Costs of real estate sales

Costs of real estate sales were up 12% year on year to ¥73,999 million along with the increase in real estate sales. Costs of real estate sales includes upfront costs associated with advertising and creating model rooms. Margins improved to 15% in fiscal 2007 from 12% in fiscal 2006.

Other operating expenses

Other operating expenses increased 20%, corresponding to the increase in other operating revenues.

Selling, general and administrative expenses

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥94,399	¥140,831	¥46,432	49
Selling expenses	27,843	35,811	7,968	29
Administrative expenses	60,423	72,818	12,395	21
Depreciation of office facilities	3,285	4,007	722	22

Total	¥185,950	¥253,467	¥67,517	36

Employee salaries and other personnel expenses account for approximately half of selling, general and administrative expenses, and the remaining half consists of general overhead expenses such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2007 increased 36% year on year, primarily due to an increase in personnel and related expenses associated with Houlihan Lokey, which entered the ORIX Group in the fourth quarter of the previous fiscal year, as well as an increase in the number of employees in the Corporate Financial Services and Automobile Operations segments as a result of an effort to expand our sales platform in Japan.

Provision for doubtful receivables and probable loan losses

We make provisions for doubtful receivables and probable loan losses for direct financing leases and installment loans. New provisions for doubtful receivables and probable loan losses in fiscal 2007 decreased 15% as compared to the previous year. Provisions for direct financing leases declined 58% due to reversals of provision for doubtful receivables recorded by some subsidiaries. Provisions for loans not individually evaluated for impairment increased 146% due to a growth in corporate loans in Japan and overseas. Provisions for loans individually evaluated for impairment decreased 43% due primarily to the improvement of asset quality in Japan.

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥115,250	¥97,002	¥(18,248)	(16)
Direct financing leases	36,264	30,723	(5,541)	(15)
Loans not individually evaluated for impairment	43,836	35,223	(8,613)	(20)
Loans individually evaluated for impairment	35,150	31,056	(4,094)	(12)
Provisions charged to income	16,178	13,798	(2,380)	(15)
Direct financing leases	4,674	1,974	(2,700)	(58)
Loans not individually evaluated for impairment	2,803	6,882	4,079	146
Loans individually evaluated for impairment	8,701	4,942	(3,759)	(43)
Charge-offs (net)	(36,131)	(21,330)	14,801	(41)
Direct financing leases	(11,018)	(7,121)	3,897	(35)
Loans not individually evaluated for impairment	(12,131)	(6,987)	5,144	(42)
Loans individually evaluated for impairment	(12,982)	(7,222)	5,760	(44)
Other (1)	1,705	38	(1,667)	(98)
Direct financing leases	803	(31)	(834)	—
Loans not individually evaluated for impairment	715	(344)	(1,059)	—
Loans individually evaluated for impairment	187	413	226	121
Ending balance	97,002	89,508	(7,494)	(8)
Direct financing leases	30,723	25,545	(5,178)	(17)
Loans not individually evaluated for impairment	35,223	34,774	(449)	(1)
Loans individually evaluated for impairment	31,056	29,189	(1,867)	(6)

(1)	Other includes foreign currency translation adjustments and amounts reclassified to discontinued operations.

Write-downs of long-lived assets

In accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we performed an impairment review for long-lived assets in Japan and overseas such as golf courses, corporate dormitories, office buildings, hotel properties and commercial buildings, and condominiums. Write-downs totaling ¥3,163 million were made in fiscal 2007, a decrease of 62% compared to fiscal 2006. The majority of write-downs in fiscal 2007 totaled ¥1,192 million and was associated with nine corporate dormitories that are to be disposed of by sale.

In accordance with FASB Statement No. 144, an asset is generally deemed to be impaired if the undiscounted future cash flows estimated to be generated by the asset are expected to be less than the current carrying value of the asset. If an asset is deemed to be impaired, the value of the asset is written down to estimated fair value. The requirements of FASB Statement No. 144 potentially result in large charges being recorded in a given period as a result of relatively smaller changes in estimated future cash flows. An asset is generally not considered to be impaired so long as its estimated future cash flows exceed its carrying value. However, once the estimated future cash flows are believed to be less than the current carrying value, the asset is written down to estimated fair value (which is in general the appraised value). A write-down to estimated fair value prior to a determination of impairment is not permitted.

Our total investment in long-lived assets as of March 31, 2007 was ¥1,186,973 million. ¥915,563 million of long-lived assets were included in business segments in Japan, ¥180,730 million were included in overseas business segments, and the remaining assets mainly consist of office facilities that are regarded as corporate assets. Of the long-lived assets in business segments in Japan, ¥602,629 million were in the Real Estate segment. For a breakdown of long-lived assets by segment, see Note 30 of “Item 18. Financial Statements.”

Write-downs of securities

Write-downs for fiscal 2007 were primarily in connection with securities for venture capital investments. In fiscal 2007, write-downs increased 23% from ¥4,540 million in fiscal 2006 to ¥5,592 million in fiscal 2007.

Foreign currency transaction loss, net

We recognized a foreign currency transaction net loss in the amount of ¥464 million in fiscal 2007, due primarily to appreciation of the euro against the dollar. For information on the impact of foreign currency fluctuations, see “Item 11. Qualitative and Quantitative Disclosures about Market Risk.”

Equity in net income of affiliates

Equity in net income of affiliates in fiscal 2007 was flat compared to the previous fiscal year at ¥31,946 million due to an increase in profits from equity method affiliates, which includes earnings on investments in residential condominiums developed through certain joint ventures, despite lower profits from other equity method affiliates.

For discussion of investment in affiliates, see Note 11 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and affiliates and liquidation losses

Gains on sales of subsidiaries and affiliates and liquidation losses in fiscal 2007 were down 28% year on year to ¥1,962 million, primarily reflecting gains made on the sale of subsidiaries transferred to discontinued operations.

Provision for income taxes

Provision for income taxes in fiscal 2007 was ¥126,358 million, compared to the provision of ¥96,790 million in fiscal 2006. The increase of ¥29,568 million was due primarily to higher income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain. For discussion of income taxes, see Note 15 in “Item 18. Financial Statements.”

Minority Interests in Earnings of Subsidiaries

Minority interests increased 48% year on year to ¥4,781 million as a result of the minority interests in earnings from the beginning of the first quarter of this fiscal year of Houlihan Lokey.

Discontinued operations

We base disclosure of discontinued operations on FASB Statement No. 144. Under FASB Statement No. 144, the scope of discontinued operations is broadened to include operating results of any component of an entity with its own identifiable cash flow and in which asset we will cease to have significant continuing involvement. Income from discontinued operations, net refers to net income from the sale or disposal by sale of subsidiaries, business units, and real estate under operating leases in which we no longer have significant continuing involvement. Discontinued operations, net of applicable tax effect, decreased 34% to ¥10,998 million in fiscal 2007 due primarily to a gain on a sale of a business unit in The Americas segment in the previous fiscal year and lower gains on sales of real estate assets in Japan and The Americas segment as compared to the previous fiscal year.

Extraordinary gain

We recorded an extraordinary gain of ¥573 million in fiscal 2007, which resulted from an acquisition of interests in an affiliate company, in accordance with FASB Statement No. 141, “Business Combinations,” because our proportional share of the fair value of investee net assets exceeded the acquisition cost.

Segment Information

The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are mainly identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations. For a description of segments, see “Item 4. Information on the Company—Profile of Business by Segment.” See Note 30 in “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

Operations in Japan accounted for 75% and 79% of total segment profit in fiscal 2006 and in fiscal 2007, respectively. As of March 31, 2007, ¥6,197,639 million, or 85%, of total segment assets were in Japan.

Overseas Operations accounted for 25% and 21% of total segment profits in fiscal 2006 and in fiscal 2007, respectively. As of March 31, 2007, ¥487,900 million, or 7%, of total segment assets were in The Americas segment, and ¥625,036 million, or 8%, were in Asia, Oceania and Europe segment.

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment revenues: (1)
Operations in Japan
Corporate Financial Services	¥97,683	¥123,328	¥25,645	26
Automobile Operations	130,775	146,966	16,191	12
Rental Operations	67,066	67,859	793	1
Real Estate-Related Finance	69,472	82,345	12,873	19
Real Estate	198,780	245,336	46,556	23
Life Insurance	137,468	132,060	(5,408)	(4)
Other	111,854	145,443	33,589	30

Subtotal	813,098	943,337	130,239	16

Overseas Operations
The Americas	70,223	119,940	49,717	71
Asia, Oceania and Europe	88,914	103,593	14,679	17

Subtotal	159,137	223,533	64,396	40

Total	972,235	1,166,870	194,635	20

Difference between Segment Totals and Consolidated Amounts	(42,353)	(24,317)	18,036	(43)

Total consolidated revenues	¥929,882	¥1,142,553	¥212,671	23

(1)	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment profit: (1)
Operations in Japan
Corporate Financial Services	¥48,661	¥56,873	¥8,212	17
Automobile Operations	26,661	28,224	1,563	6
Rental Operations	9,911	10,869	958	10
Real Estate-Related Finance	33,384	44,682	11,298	34
Real Estate	28,650	51,236	22,586	79
Life Insurance	13,212	9,921	(3,291)	(25)
Other	41,657	61,745	20,088	48

Subtotal	202,136	263,550	61,414	30

Overseas Operations
The Americas	34,701	31,315	(3,386)	(10)
Asia, Oceania and Europe	31,956	37,763	5,807	18

Subtotal	66,657	69,078	2,421	4

Total segment profit	268,793	332,628	63,835	24

Difference between Segment Totals and Consolidated Amounts	(19,024)	(16,554)	2,470	(13)

Total consolidated income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	¥249,769	¥316,074	¥66,305	27

(1)	Since the Company evaluates the performance of its segments based on profits before income taxes, tax expenses are not included in segment profits. In addition, results of discontinued operations are included in segment profits of each segment, if any.

	As of March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment assets:
Operations in Japan
Corporate Financial Services	¥1,616,574	¥1,846,552	¥229,978	14
Automobile Operations	509,149	510,805	1,656	0
Rental Operations	123,532	121,621	(1,911)	(2)
Real Estate-Related Finance	1,223,063	1,517,927	294,864	24
Real Estate	682,166	901,237	219,071	32
Life Insurance	491,857	511,051	19,194	4
Other	668,689	788,446	119,757	18

Subtotal	5,315,030	6,197,639	882,609	17

Overseas Operations
The Americas	441,285	487,900	46,615	11
Asia, Oceania and Europe	562,654	625,036	62,382	11

Subtotal	1,003,939	1,112,936	108,997	11

Total	6,318,969	7,310,575	991,606	16

Difference between Segment Totals and Consolidated Amounts	923,486	896,612	(26,874)	(3)

Total consolidated assets	¥7,242,455	¥8,207,187	¥964,732	13

Operations in Japan

Corporate Financial Services

Segment revenues were up 26% year on year to ¥123,328 million due primarily to the expansion of loans to corporate customers.

Although selling, general and administrative expenses increased as a result of upfront costs associated with an increase in the number of employees as a result of an effort to expand our sales and marketing base, segment profits increased 17% to ¥56,873 million compared to ¥48,661 million in fiscal 2006 due to the increase in segment revenues.

Segment assets increased 14% on March 31, 2006 to ¥1,846,552 million due to an increase in loans to corporate customers.

Automobile Operations

Segment revenues increased 12% year on year to ¥146,966 million due to the increase in revenues from operating leases and maintenance services in the automobile leasing operations.

Although selling, general and administrative expenses increased as a result of an increase in the number of employees in an effort to develop our customer base focusing on expanding the automobile-related business to individuals, segment profits increased 6% to ¥28,224 million in line with the increase in segment revenues compared to ¥26,661 million in fiscal 2006.

Although there was an expansion of the automobile leasing operations that also include operating leases, segment assets were flat on March 31, 2006 at ¥510,805 million due to asset securitization.

Rental Operations

Segment revenues were up 1% year on year to ¥67,859 million.

Segment profits increased 10% to ¥10,869 million compared to ¥9,911 million in fiscal 2006 due to the recording of gains on reversals of the provision for doubtful receivables and probable loan losses for investment in aircraft leases, despite the recognition of losses on the sale of investment securities.

Segment assets were down 2% on March 31, 2006 to ¥121,621 million due to a decrease in investment in direct financing leases despite an increase in investment in operating leases.

Real Estate-Related Finance

Segment revenues increased 19% year on year to ¥82,345 million due to an expansion of revenues associated with corporate loans, including non-recourse loans, and contributions from the loan servicing operations and gains on sales of real estate under operating leases.

Segment profits increased 34% to ¥44,682 million compared to ¥33,384 million in fiscal 2006 due to the increase in segment revenues and a lower provision for doubtful receivables and probable loan losses.

Segment assets increased 24% on March 31, 2006 to ¥1,517,927 million due mainly to the increase in corporate loans, including non-recourse loans.

Real Estate

Segment revenues increased 23% year on year to ¥245,336 million as more condominiums were sold to buyers in fiscal 2007 compared to fiscal 2006, and due to the increase in revenues associated with real estate rental activities, including office buildings, and management operations, including training facilities and golf courses, in addition to contributions from the gains on sales of real estate under operating leases.

Segment profits increased 79% to ¥51,236 million compared to ¥28,650 million in fiscal 2006 due to the increase in segment revenues in addition to contribution from residential condominiums developed through certain joint ventures which were accounted for by the equity method. The number of condominiums sold to buyers included in revenues from real estate sales increased from 2,032 units in fiscal 2006 to 2,194 units in fiscal 2007, and the number of condominiums developed through the aforementioned joint ventures sold to buyers increased from 178 units in fiscal 2006 to 818 units in fiscal 2007.

Segment assets increased 32% on March 31, 2006 to ¥901,237 million due mainly to the expansion of operating assets, including investment in operating leases.

Life Insurance

Segment revenues were down 4% year on year to ¥132,060 million as a result of lower revenues from life insurance premiums and related investment income compared to fiscal 2006.

Segment profits decreased 25% year on year to ¥9,921 million compared to ¥13,212 million in fiscal 2006 due to lower segment revenues.

Segment assets increased 4% on March 31, 2006 to ¥511,051 million.

Other

Segment revenues increased 30% year on year to ¥145,443 million due to an increase in gains on investment securities at the venture capital operations, in addition to the gains on the sale of a portion of our shares in Aozora Bank in connection with its listing on the Tokyo Stock Exchange.

Segment profits increased 48% to ¥61,745 million compared to ¥41,657 million in fiscal 2006. While contributions from equity in net income of affiliates, as well as gains on sales of subsidiaries and affiliates under principal investments, and brokerage commissions decreased year on year, the higher segment revenues led to the higher segment profits.

Segment assets increased 18% on March 31, 2006 to ¥788,446 million.

Overseas Operations

The Americas

Although fiscal 2006 benefited from the gain on the sale of the primary and master servicing business as well as higher gains on sales of real estate under operating leases, segment revenues increased 71% year on year to ¥119,940 million due to the contribution from the beginning of the first quarter of fiscal 2007 of Houlihan Lokey and the increase in revenues associated with corporate loans as well as securities investments.

Segment profits decreased 10% to ¥31,315 million compared to ¥34,701 million in fiscal 2006. Although Houlihan Lokey contributed to profits from the beginning of the first quarter of fiscal 2007, there were no contributions in fiscal 2007 such as the gain on the sale of operations that were recorded in fiscal 2006, in addition to a decrease in equity in net income of affiliates.

Segment assets increased 11% on March 31, 2006 to ¥487,900 million due mainly to an increase in corporate loans.

Asia, Oceania and Europe

Segment revenues were up 17% year on year to ¥103,593 million due to the expansion of the leasing operations that include operating leases such as automobile leasing, as well as the loan servicing operations, in addition to gains on the sale of a business unit in the Oceania region.

Segment profits increased 18% to ¥37,763 million compared to ¥31,956 million in fiscal 2006. While gains on sales of subsidiaries and affiliates decreased year on year, an increase in equity in net income of affiliates as well as the higher segment revenues led to the higher segment profits.

Segment assets were up 11% on March 31, 2006 to ¥625,036 million due mainly to the increase in operating leases and investment in affiliates.

YEAR ENDED MARCH 31, 2006 COMPARED TO YEAR ENDED MARCH 31, 2005

Performance Summary

Income Statement Data

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Income statement data:
Total revenues	¥912,027	¥929,882	¥17,855	2
Total expenses	781,882	714,925	(66,957)	(9)
Operating income	130,145	214,957	84,812	65
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	153,535	249,769	96,234	63
Net income	91,496	166,388	74,892	82

Total Revenues:

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total revenues:
Direct financing leases	¥86,591	¥96,136	¥9,545	11
Operating leases	193,079	209,915	16,836	9
Interest on loans and investment securities	133,382	159,727	26,345	20
Brokerage commissions and net gains on investment securities	33,905	48,826	14,921	44
Life insurance premiums and related investment income	137,004	138,118	1,114	1
Real estate sales	123,162	74,943	(48,219)	(39)
Gains on sales of real estate under operating leases	1,554	8,970	7,416	477
Transportation revenues	55,339	—	(55,339)	—
Other operating revenues	148,011	193,247	45,236	31

Total	¥912,027	¥929,882	¥17,855	2

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

Details of each line item are explained below.

Total Expenses

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total expenses:
Interest expense	¥51,985	¥59,168	¥7,183	14
Costs of operating leases	122,860	133,979	11,119	9
Life insurance costs	122,896	117,622	(5,274)	(4)
Costs of real estate sales	113,830	65,904	(47,926)	(42)
Costs of transportation revenues	46,594	—	(46,594)	—
Other operating expenses	98,807	123,460	24,653	25
Selling, general and administrative expenses	168,152	185,950	17,798	11
Provision for doubtful receivables and probable loan losses	39,332	16,178	(23,154)	(59)
Write-downs of long-lived assets	11,713	8,336	(3,377)	(29)
Write-downs of securities	4,930	4,540	(390)	(8)
Foreign currency transaction loss (gain), net	783	(212)	(995)	—

Total	¥781,882	¥714,925	¥(66,957)	(9)

Total expenses in fiscal 2006 decreased 9% due primarily to the decrease in costs of real estate sales and costs of transportation revenues, which was reclassified as “equity in net income of affiliates” from fiscal 2006 as described above. Details of each line item are explained below.

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

Net income in fiscal 2006 increased 82%, which was greater than the increase in income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain primarily due to a decrease in the effective tax rate. For details, see Note 15 of “Item 18. Financial Statements.” Basic earnings from continuing operations per share were ¥993.71 in fiscal 2005 and ¥1,695.60 in fiscal 2006. Basic and diluted earnings per share in fiscal 2006 were ¥1,883.89 and ¥1,790.30, respectively, compared to ¥1,087.82 and ¥1,002.18 in fiscal 2005.

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

Revenues, New Business Volumes and Operating Assets

Direct financing leases

	As of and for the year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥86,591	¥96,136	¥9,545	11
Japan	64,879	71,279	6,400	10
Overseas	21,712	24,857	3,145	14
New receivables added	863,137	888,912	25,775	3
Japan	700,744	707,427	6,683	1
Overseas	162,393	181,485	19,092	12
New equipment acquisitions	767,672	800,802	33,130	4
Japan	607,290	623,360	16,070	3
Overseas	160,382	177,442	17,060	11
Investment in direct financing leases	1,451,574	1,437,491	(14,083)	(1)
Japan	1,183,791	1,107,809	(75,982)	(6)
Overseas	267,783	329,682	61,899	23

Revenues from direct financing leases in fiscal 2006 increased 11%. Revenues from Japanese operations increased 10% in fiscal 2006 due primarily to an expansion of the automobile leasing operations and the contribution from the operations of ORIX Kitakanto Corporation, or ORIX Kitakanto, which entered the ORIX Group during the previous fiscal year. Revenues from overseas operations increased by 14% in fiscal 2006 due primarily to the expansion of the leasing operations in the Asia, Oceania and Europe segment.

The average return we charge on direct financing leases in Japan, calculated on the basis of monthly balances, in fiscal 2006 was 4.97% compared to 4.74% in fiscal 2005. This increase was due primarily to improvement of direct financing lease revenue and the lower level of direct financing leases assets as a result of securitizations. The average return on overseas direct financing leases, calculated on the basis of monthly balances, increased to 9.13% in fiscal 2006 from 8.63% in fiscal 2005, due primarily to higher leasing rates we charged in the United States corresponding to the higher prevailing market interest rates there.

New equipment acquisitions related to direct financing leases increased 4% in fiscal 2006. New equipment acquisitions by Japanese operations increased 3% in fiscal 2006 due primarily to an increase in our automobile leasing operations despite a decrease in acquisition of direct financing lease assets through M&A compared to fiscal 2005 when we acquired ORIX Kitakanto. New equipment acquisitions by overseas operations increased 11% in fiscal 2006 due primarily to increases in the United States.

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

Asset quality of our owned direct financing leases

	As of March 31,
	2004	2005	2006
	(In millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥36,568	¥25,733	¥20,494
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	2.52%	1.77%	1.43%
Provisions as a percentage of average balance of investment in direct financing leases (1)	0.87%	0.39%	0.32%
Allowance for direct financing leases	¥41,008	¥36,264	¥30,723
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	2.82%	2.50%	2.14%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

The decrease in 90+ days past-due direct financing leases as of March 31, 2006 occurred due primarily to charge-offs and a decline in new 90+ days past-due direct financing leases in Japan and overseas due primarily to improving economic conditions and our strict credit control.

We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases is a reasonable indication that our allowance for doubtful receivables was adequate as of March 31, 2006 for the following reasons:

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

Operating leases

	As of and for the year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥193,079	¥209,915	¥16,836	9
Japan	151,599	158,839	7,240	5
Overseas	41,480	51,076	9,596	23
New equipment acquisitions	248,327	317,645	69,318	28
Japan	201,764	249,829	48,065	24
Overseas	46,563	67,816	21,253	46
Investment in operating leases	619,005	720,096	101,091	16
Japan	466,489	578,221	111,732	24
Overseas	152,516	141,875	(10,641)	(7)

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

	As of March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥238,285	¥280,615	¥42,330	18
Measuring equipment and personal computers	54,461	52,059	(2,402)	(4)
Real estate and other	312,268	371,245	58,977	19
Rental receivables	13,991	16,177	2,186	16

Total	¥619,005	¥720,096	¥101,091	16

Investment in transportation equipment-related operating leases rose by 18% in fiscal 2006 due primarily to increases in automobile operating leases, while investments in real estate and other operating leases increased 19% due primarily to increases in Japan.

For information on the acquisition cost and accumulated depreciation of operating lease assets, see Note 5 in “Item 18. Financial Statements.”

Installment loans and investment securities

Installment loans

	As of and for the year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Interest on installment loans	¥123,245	¥147,287	¥24,042	20
Japan	108,706	126,992	18,286	17
Overseas	14,539	20,295	5,756	40
New loans added	1,545,517	1,834,192	288,675	19
Japan	1,394,494	1,641,382	246,888	18
Overseas	151,023	192,810	41,787	28
Installment loans	2,386,597	2,926,036	539,439	23
Japan	2,153,949	2,655,420	501,471	23
Overseas	232,648	270,616	37,968	16

Interest on installment loans increased 20% in fiscal 2006. Revenues from interest on installment loans in Japan increased 17% due primarily to an expansion of revenues associated with loans to corporate borrowers, including non-recourse loans and the loan servicing operations. Interest on overseas installment loans increased 40% in fiscal 2006 primarily as a result of the contribution from loans to corporate borrowers in the United States.

The average interest rate earned on loans in Japan, calculated on the basis of monthly balances, was relatively flat at 4.90% in fiscal 2006 compared to 4.83% in fiscal 2005. The average interest rate earned on overseas loans, calculated on the basis of monthly balances, increased to 9.23% in fiscal 2006 from 7.40% in fiscal 2005 due primarily to a rise in market interest rates prevailing in Asia, Oceania and Europe.

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

	As of and for the year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥505,930	¥654,171	¥148,241	29
Card loans	228,505	318,910	90,405	40
Other	75,353	113,217	37,864	50

Subtotal	809,788	1,086,298	276,510	34

Corporate borrowers in Japan
Real estate companies	314,534	416,128	101,594	32
Commercial, industrial and other companies	879,624	1,002,076	122,452	14

Subtotal	1,194,158	1,418,204	224,046	19

Total (Japan)	2,003,946	2,504,502	500,556	25

Overseas corporate, industrial and other borrowers	217,883	254,994	37,111	17
Purchased loans (1)	152,125	153,158	1,033	1
Loan origination costs, net	12,643	13,382	739	6

Total	¥2,386,597	¥2,926,036	¥539,439	23

(1)	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with AICPA Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”) and consist mainly of housing loans, and loans to real estate companies and commercial, industrial and other companies in Japan.

As of March 31, 2006, ¥459,858 million, or 16%, of all installment loans were outstanding to real estate companies and construction companies. Of this amount, ¥14,539 million, or 1% of all installment loans, was loans individually evaluated for impairment. We calculated an allowance of ¥5,408 million to these impaired loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral. As of March 31, 2006, we had installment loans outstanding in the amount of ¥265,930 million, or 9% of all installment loans, to companies in the entertainment industry. Of this amount, ¥13,018 million, or 0% of all installment loans, was loans individually evaluated for impairment. We calculated an allowance of ¥3,348 million to these impaired loans. The remaining outstanding balance represents performing loans or the portion of loans secured by collateral.

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

Asset quality of our owned installment loans

We classify past-due installment loans into two categories: installment loans individually evaluated for impairment and 90+ days past-due loans not individually evaluated for impairment.

	As of March 31,
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

	As of March 31,
	2004	2005	2006
	(In millions of yen)
Impaired loans:
Consumer borrowers in Japan	¥6,638	¥10,204	¥11,474
Corporate borrowers in Japan
Real estate companies	22,274	21,126	13,684
Commercial, industrial and other companies	56,084	39,671	37,234

Subtotal	78,358	60,797	50,918

Overseas corporate, industrial and other borrowers	6,319	5,211	4,766
Purchased loans	2,227	9,809	16,500

Total	¥93,542	¥86,021	¥83,658

The table below sets forth information as to past-due loans which are not individually significant and accordingly are evaluated for impairment as a homogeneous group. Average balances are calculated on the basis of fiscal quarter-end balances.

	As of March 31,
	2004	2005	2006
	(In millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥43,176	¥26,945	¥16,455
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	2.02%	1.17%	0.58%
Provisions as a percentage of average balance of installment loans	0.93%	0.73%	0.11%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥47,825	¥43,836	¥35,223
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	2.23%	1.91%	1.24%

The balance of 90+ days past-due loans not individually evaluated for impairment declined by 39% in fiscal 2006, principally due to charge-offs of ¥12,131 million in fiscal 2006.

	As of March 31,
	2004	2005	2006
	(In millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loans	¥37,764	¥22,906	¥13,221
Card loans and other	4,709	3,468	2,742
Corporate borrowers in Japan	—	—	—
Overseas corporate, industrial and other borrowers	703	571	492

Total	¥43,176	¥26,945	¥16,455

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

We believe that the level of the allowance as of March 31, 2006 was adequate because we expect to recover a portion of the outstanding balance for 90+ days past-due loans not individually evaluated for impairment primarily because most 90+ days past-due loans are housing loans, which are ordinarily made to a diverse group of individuals who we believe generally have a higher credit rating than the population at-large.

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

Interest on investment securities other than those held in connection with our life insurance operations increased 23% in fiscal 2006 due primarily to a higher balance of high yield bonds in the United States and a higher balance of securities in Japan. The average interest rate earned on investment securities in Japan, calculated on the basis of monthly balances, was 1.86% in fiscal 2006 compared to 1.45% in fiscal 2005. Rates increased in some degree to steadily upward trend in prevailing market interest rates in Japan. The average interest rate earned on overseas investment securities, calculated on the basis of monthly balances, increased to 8.28% in fiscal 2006 from 6.72% in fiscal 2005 due primarily to a rise in prevailing market interest rates in the United States.

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

Gains on sales of real estate under operating leases:

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases in Japan	¥1,554	¥8,970	¥7,416	477

Gains on sales of real estate under operating leases increased 477% due primarily to the increase in real estate operating leases that were sold but were not included in discontinued operations. Gains recognized under this item refer to gains on sales of real estate under operating leases for which properties we have a significant continuing involvement after sale. Gains for which properties we do not continue to provide services are included in discontinued operations. For discussion of accounting policy for discontinued operations, see Note 1 in “Item 18. Financial Statements.”

Other operations

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥148,011	¥193,247	¥45,236	31
Japan	144,274	181,007	36,733	25
Overseas	3,737	12,240	8,503	228
Other operating assets	82,651	91,856	9,205	11
Japan	75,156	88,150	12,994	17
Overseas	7,495	3,706	(3,789)	(51)

Other operating revenues in fiscal 2006 increased 31%, due primarily to the increase in revenues associated with our integrated facilities management operations and fee businesses (mainly loan servicing fees and arrangement fees), as well as the fact that companies in which we invested as part of our corporate rehabilitation business in fiscal 2005 and 2006 made larger contributions in Japan in fiscal 2006 compared to fiscal 2005. In addition, the increase of other operating revenues overseas of ¥8,503 million were mainly attributable to the investment bank Houlihan Lokey that entered the ORIX Group in the fourth quarter of fiscal 2006.

Other operating assets increased 11% to ¥91,856 million mainly reflecting investments made in connection with ORIX’s corporate rehabilitation business.

Expenses

Interest expense

Interest expense increased 14% in fiscal 2006. Compared to fiscal 2005 interest expense increased in Japan due to higher average debt levels, and it also increased overseas due to higher interest rates despite lower average debt levels. Interest expense in overseas segments was ¥24,647 million in fiscal 2006 and ¥19,647 million in fiscal 2005.

The average interest rate on our short-term and long-term debt in Japan, calculated on the basis of monthly balances, was 0.97% in fiscal 2006, compared to 1.03% in fiscal 2005. The average interest rate on our short-term and long-term overseas debt, calculated on the basis of monthly balances, increased to 4.81% in fiscal 2006 from 4.25% in fiscal 2005 due to higher interest rates overseas.

Costs of operating leases

Costs of operating leases increased 9% due primarily to the increase in the average balance of investment in operating leases compared to the previous fiscal year.

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

Other operating expenses

Other operating expenses increased 25%, corresponding to the increase in other operating revenues.

Selling, general and administrative expenses

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥82,535	¥94,399	¥11,864	14
Selling expenses	27,596	27,843	247	1
Administrative expenses	54,246	60,423	6,177	11
Depreciation of office facilities	3,775	3,285	(490)	(13)

Total	¥168,152	¥185,950	¥17,798	11

Employee salaries and other personnel expenses account for approximately half of selling, general and administrative expenses, and the remaining half consists of general overhead expenses such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2006 increased 11% primarily due to three factors: an increase in costs, which were included from the beginning of fiscal 2006, accompanying the increase in the number of consolidated companies that entered the ORIX Group during fiscal 2005; the costs associated with Houlihan Lokey that became part of the ORIX Group in the fourth quarter of fiscal 2006; and the expansion of business scope.

Provision for doubtful receivables and probable loan losses

We make provisions for doubtful receivables and probable loan losses for direct financing leases and installment loans. New provisions for doubtful receivables and probable loan losses in fiscal 2006 decreased 59% as compared to the previous year. Provisions for direct financing leases declined 17% and provisions for loans not individually evaluated for impairment decreased 82% due primarily to improved asset quality in Japan and overseas. Provisions for loans individually evaluated for impairment decreased 51% due primarily to a decline in loans that were newly identified as impaired.

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥128,020	¥115,250	¥(12,770)	(10)
Direct financing leases	41,008	36,264	(4,744)	(12)
Loans not individually evaluated for impairment	47,825	43,836	(3,989)	(8)
Loans individually evaluated for impairment	39,187	35,150	(4,037)	(10)
Provisions charged to income	39,332	16,178	(23,154)	(59)
Direct financing leases	5,661	4,674	(987)	(17)
Loans not individually evaluated for impairment	16,016	2,803	(13,213)	(82)
Loans individually evaluated for impairment	17,655	8,701	(8,974)	(51)
Charge-offs (net)	(52,650)	(36,131)	16,519	(31)
Direct financing leases	(10,678)	(11,018)	(340)	3
Loans not individually evaluated for impairment	(20,163)	(12,131)	8,032	(40)
Loans individually evaluated for impairment	(21,809)	(12,982)	8,827	(40)
Other (1)	548	1,705	1,157	211
Direct financing leases	273	803	530	194
Loans not individually evaluated for impairment	158	715	557	353
Loans individually evaluated for impairment	117	187	70	60
Ending balance	115,250	97,002	(18,248)	(16)
Direct financing leases	36,264	30,723	(5,541)	(15)
Loans not individually evaluated for impairment	43,836	35,223	(8,613)	(20)
Loans individually evaluated for impairment	35,150	31,056	(4,094)	(12)

(1)	Other includes foreign currency translation adjustments and amounts reclassified to discontinued operations.

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

Our total investment in long-lived assets as of March 31, 2006 was ¥943,825 million. ¥704,302 million of long-lived assets were included in business segments in Japan, ¥147,726 million were included in overseas business segments, and the remaining assets mainly consist of office facilities that are regarded as corporate assets. Of the long-lived assets in business segments in Japan, ¥461,252 million were in the Real Estate segment. For a breakdown of long-lived assets by segment, see Note 30 of “Item 18. Financial Statements.”

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

Provision for income taxes

Provision for income taxes in fiscal 2006 was ¥96,790 million, compared to the provision of ¥67,498 million in fiscal 2005. The increase of ¥29,292 million was due primarily to higher income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain. For discussion of income taxes, see Note 15 in “Item 18. Financial Statements.”

Minority Interests in Earnings of Subsidiaries

Minority interests in fiscal 2005 totaled ¥2,456 million. This figure increased 31% year on year to ¥3,221 million in fiscal 2006, following the inclusion of Houlihan Lokey in our scope of consolidation.

Discontinued operations

We base disclosure of these transactions on FASB Statement No. 144. Under FASB Statement No. 144, the scope of discontinued operations is broadened to include operating results of any component of an entity with its own identifiable cash flow and in which asset we will cease to have significant continuing involvement. Discontinued operations refer to net income from the sale or disposal by sale of subsidiaries, business units, and real estate under an operating lease in which we no longer have significant continuing involvement. Income from discontinued operations, net of applicable tax effect, increased 110% due primarily to a sale of a business unit in the United States and an increase of real estate assets sold in Japan and the United States. For a discussion of discontinued operations, see Note 24 of “Item 18. Financial Statements.”

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

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment revenues:
Operations in Japan
Corporate Financial Services	¥90,795	¥97,683	¥6,888	8
Automobile Operations	117,871	130,775	12,904	11
Rental Operations	68,447	67,066	(1,381)	(2)
Real Estate-Related Finance	77,389	69,472	(7,917)	(10)
Real Estate	195,906	198,780	2,874	1
Life Insurance	136,857	137,468	611	0
Other	143,754	111,854	(31,900)	(22)

Subtotal	831,019	813,098	(17,921)	(2)

Overseas Operations
The Americas	53,084	70,223	17,139	32
Asia, Oceania and Europe	73,089	88,914	15,825	22

Subtotal	126,173	159,137	32,964	26

Total	957,192	972,235	15,043	2

Difference between Segment Totals and Consolidated Amounts	(45,165)	(42,353)	2,812	(6)

Total consolidated revenues	¥912,027	¥929,882	¥17,855	2

	Year ended March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment profit: (1)
Operations in Japan
Corporate Financial Services	¥43,848	¥48,661	¥4,813	11
Automobile Operations	21,088	26,661	5,573	26
Rental Operations	9,384	9,911	527	6
Real Estate-Related Finance	13,856	33,384	19,528	141
Real Estate	23,959	28,650	4,691	20
Life Insurance	7,223	13,212	5,989	83
Other	20,970	41,657	20,687	99

Subtotal	140,328	202,136	61,808	44

Overseas Operations
The Americas	15,621	34,701	19,080	122
Asia, Oceania and Europe	22,133	31,956	9,823	44

Subtotal	37,754	66,657	28,903	77

Total segment profit	178,082	268,793	90,711	51

Difference between Segment Totals and Consolidated Amounts	(24,547)	(19,024)	5,523	(23)

Total consolidated income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	¥153,535	¥249,769	¥96,234	63

(1)	Segment figures reported in the table above include operations classified as discontinued operations in the accompanying consolidated statements of income.

	As of March 31,		Change
	2005	2006	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment assets:
Operations in Japan
Corporate Financial Services	¥1,506,311	¥1,616,574	¥110,263	7
Automobile Operations	451,715	509,149	57,434	13
Rental Operations	118,427	123,532	5,105	4
Real Estate-Related Finance	956,047	1,223,063	267,016	28
Real Estate	500,755	682,166	181,411	36
Life Insurance	567,023	491,857	(75,166)	(13)
Other	489,758	668,689	178,931	37

Subtotal	4,590,036	5,315,030	724,994	16

Overseas Operations
The Americas	403,399	441,285	37,886	9
Asia, Oceania and Europe	498,855	562,654	63,799	13

Subtotal	902,254	1,003,939	101,685	11

Total	5,492,290	6,318,969	826,679	15

Difference between Segment Totals and Consolidated Amounts	576,663	923,486	346,823	60

Total consolidated assets	¥6,068,953	¥7,242,455	¥1,173,502	19

Operations in Japan

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

Life Insurance

Segment revenues increased slightly to ¥137,468 million in fiscal 2006 due primarily to an increase in life insurance related investment income while life insurance premiums were flat compared to the previous fiscal year.

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

Overseas Operations

The Americas

Segment revenues increased 32% to ¥70,223 million in fiscal 2006. Although revenues associated with direct financing leases were flat, revenues from interest on loans to corporate customers and sales on real estate increased year on year. In addition, there were also contributions from the gain on the sale of the primary and master servicing business and from the operations of the investment bank Houlihan Lokey that entered the ORIX Group.

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

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

We continually require funds for working capital and to maintain and grow our business. We have continued to diversify our funding methods and sources in order to maintain stable access to funding and reduce interest expenses. We attempt to flexibly adjust our funding structure to adapt to changing market environments and we strive to promptly respond to changes in the financial environment, which we attempt to observe through our monitoring of risks associated with fluctuations in interest rates and our liquidity levels.

We manage our liquidity by monitoring the relative maturities of assets and liabilities. Our funding comes primarily from domestic financial institutions and capital markets, but in order to diversify our funding sources, we also acquire funds from overseas. Funds raised are used to fund asset growth and to meet debt obligations and other commitments. We place a high priority on ready and rapid access to funding in order to be able to respond rapidly to client needs and various transaction demands. Through close monitoring of our funding requirements from sales and marketing activities and maintaining a balance between the supply and demand of our funding needs, we seek to ensure timely and expeditious access to funding.

Our funding consists primarily of borrowings from domestic financial institutions and procurement from the domestic capital markets. On a consolidated basis, the ratio of our funds procured directly from the capital markets to our total debt and deposits was 48% and 46% in fiscal 2006 and fiscal 2007, respectively (excluding off-balance sheet funding). In line with such factors as changes in the financial environment, we adjust the ratio of our funding that we procure from the capital markets.

To facilitate funding through the capital markets, we obtained credit ratings for ORIX notes and bonds. As of March 31, 2007, ORIX unsecured senior debt securities in Japan and securities issued through our Euro Medium Term Notes (MTN) program both were assigned A+ ratings by Rating and Investment Information Inc. (R&I) and AA- ratings by Japan Credit Rating Agency Ltd. (JCR). ORIX’s domestic Commercial Paper (CP) is rated a-1 by R&I and J-1+ by JCR. ORIX U.S. dollar-denominated unsecured senior debt securities issued in the United States in November 2006 were rated A- by Standard & Poor’s, and Baa1 by Moody’s Investor Services (Moody’s).

In November 2006, Moody’s changed the outlook for ORIX’s long-term issuer rating (Baa1) from stable to positive. In addition, R&I changed the outlook for ORIX’s issuer ratings (A+) from stable to positive in February 2007.

Each of R&I and JCR is a credit rating agency nationally recognized in Japan. We rely on, or utilize, credit ratings on our long-term and short-term debt provided by these Japanese credit rating agencies for purposes of unsecured funding and other financing activities and also for purposes of other business activities in Japan. Within the rating classification system of R&I, “a-1” is the highest of five categories for short-term debt and indicates “a superior degree of certainty regarding the repayment of short-term financial obligation”; and “A” is the third highest of nine categories for long-term debt and indicates “a high degree of credit quality with excellence in specific component factors,” with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category. Within the rating classification system of JCR, “J-1” is the highest of five categories for short-term debt and indicates “a highest level of capacity to honor the financial commitment on the obligation”; and “AA” is the second highest of ten categories for long-term debt and indicates “a very high level of capacity to honor the financial commitment on the obligation,” with a plus (+) or minus (-) sign added to a rating in that category to indicate its relative standing within that category.

We believe that our working capital used to repay debt and execute new transactions is sufficient, due to our diverse funding sources and the inflow of cash from our leasing, lending and other operations. Downgrades of our credit ratings could have an adverse impact on our ability to access the capital markets, which could have an adverse effect on our financial position and liquidity. Even if we are unable to access these markets on acceptable terms, we have access to other sources of liquidity, including bank borrowings, cash flows from operations and sales of assets. In addition, our subsidiaries may be restricted from paying dividends for various reasons, such as capital adequacy requirements. However, we do not expect such restrictions to have a significant impact on our ability to meet our cash obligations.

For a discussion of short-term and long-term debt, see Note 13 of “Item 18. Financial Statements.”

SOURCES OF LIQUIDITY

Borrowings from Financial Institutions

Among our diverse borrowing sources are city banks, trust banks, regional banks, life insurance companies, casualty insurance companies, agricultural-related financial institutions and foreign banks. We had borrowings from approximately 200 such financial institutions and companies as of March 31, 2007.

Committed Credit Facilities

In an attempt to sustain liquidity, we have established committed credit lines with a number of financial institutions. Our total committed credit lines were ¥885,106 million and ¥767,004 million as of March 31, 2006 and 2007, respectively. Of these lines, ¥743,846 million and ¥673,978 million were available as of March 31, 2006 and 2007, respectively. Included in these commitment lines are global commitment lines for ORIX and a number of overseas subsidiaries, totaling ¥92,879 million, with ¥92,879 million available as of March 31, 2007. These committed credit facilities are subject to covenants and conditions prior to and after drawdown including, in some credit facilities, financial covenants and certain credit ratings being maintained. Most of our committed credit facilities require the borrower to represent, in connection with any borrowing under the facility, that no material adverse change has occurred in our financial condition since certain dates.

Funding from the Capital Markets

Funding from the capital markets includes straight bonds, CP, MTN, the securitization of installment loans and lease receivables and equity and equity-related finance.

Straight Bonds

Capitalizing on the expansion of the bond market in Japan, we have actively issued yen-denominated unsecured straight bonds in the Japanese market. In order to diversify our investor base, we issue bonds that are primarily for institutional investors and bonds that are primarily for individual investors. The balance of outstanding straight bonds (including private placements) issued by us for institutional investors in Japan was ¥548,000 million and ¥568,000 million in fiscal 2006 and 2007, respectively. The balance of outstanding straight bonds we issued for individual investors was ¥365,000 million and ¥350,000 million in fiscal 2006 and 2007, respectively. In November 2006, ORIX issued U.S. SEC registered unsecured senior debt securities denominated in US$ in the amount of $1,000 million. In January 2006, ORIX Leasing Malaysia Berhad (head office: Kuala Lumpur, Malaysia), a consolidated overseas subsidiary of ORIX, issued unsecured senior debt securities in the amount of 150 million Ringgits.

CP

The prohibition on the issuance of CP by finance companies in Japan was eliminated in June 1993. In April 1998, the sale of CP in Japan directly to investors was made possible by additional deregulation. We have worked to expand the number of direct investors purchasing our CP, which includes entities such as asset management companies, life and casualty insurance companies, other financial institutions and other types of companies. The balance of our outstanding CP was ¥801,111 million and ¥671,494 million as of March 31, 2006 and March 31, 2007, respectively. As of March 31, 2007, direct investors in our CP accounted for 72% of the balance of our outstanding CP.

MTN

For overseas funding operations, in addition to borrowing from local financial institutions, we have sought to increase the diversity of our funding methods through such measures as Euro MTN issuance. As of the filing date of this annual report, ORIX and 2 overseas subsidiaries are participants in a Multi-Issuer Euro MTN program with a maximum issuance limit of $2,500 million. Euro MTN issuance is determined based on the funding needs of our overseas subsidiaries and supervised by ORIX’s Treasury Department. As of March 31, 2007, the outstanding balance of our MTNs was ¥80,819 million.

Securitization

In January 1992, we became the first company in Japan to securitize lease receivables. Subsequently, we have proceeded with securitization of lease receivables and installment loans in Japan and overseas. We have also securitized automobile lease receivables through ORIX Auto. As of March 31, 2007, the outstanding balance of securitized assets, categorized as ‘sold’ assets, such as direct financing leases, installment loans and investment in securities, was ¥485,586 million, and the balance of those categorized as ‘secured borrowings’, such as direct financing leases and installment loans, was ¥260,529 million.

Equity and Equity-Related Finance

In September 1998, we listed our ADSs on the NYSE. In October 1999, we became the first Japan-based company to make a global offering overseas involving the simultaneous issuance and sale of new shares and yen -denominated convertible notes, each registered with the SEC and listed on the NYSE. In that offering, we issued and sold 3.3 million new shares and ¥40,000 million (principal amount) in convertible notes due 2005. In December 2001, we conducted another dual offering of new shares and convertible bonds, issuing 1.8 million new shares and ¥28,000 million (principal amount) in convertible bonds due 2007.

As part of our continued efforts to diversify funding sources, in June 2002 we issued Liquid Yield Option Notes™, with stock acquisition rights, due June 2022 (par value of $1,022 million), and procured $400 million. These notes include a contingent conversion provision. The issuance was the first of its kind by a Japanese company. These notes were included in the calculation of diluted earnings per share from the third quarter of fiscal 2005.

In October 2003, we filed a universal shelf registration statement with the SEC on Form F-3, permitting offerings into the United States of up to an aggregate maximum offering price of $500 million or the equivalent in:

•	senior debt securities;

•	subordinated debt securities;

•	warrants;

•	common stock;

•	preferred stock; and

•	ADSs.

These securities may be offered separately or together with other offered securities. ORIX’s unsecured debt securities of $1,000 million mentioned above were issued by ORIX in November 2006 under a separate universal shelf registration statement filing made in November 2006.

Cash and Cash Equivalents

As of March 31, 2007, we had cash and cash equivalents of ¥215,163 million, which were primarily denominated in yen.

LEVELS OF BORROWINGS

Short-term Debt

	As of March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Short-term debt:
Borrowings from financial institutions	¥535,303	¥502,897	¥(32,406)	(6)
Commercial paper	801,111	671,494	(129,617)	(16)

Total short-term debt	¥1,336,414	¥1,174,391	¥(162,023)	(12)

The balance of our short-term debt as of March 31, 2007 was ¥1,174,391 million, representing 23% of total debt compared to 29% as of March 31, 2006.

Long-term Debt

	As of March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Long-term debt:
Borrowings from financial institutions	¥2,043,952	¥2,432,125	¥388,173	19
Bonds	977,027	1,089,584	112,557	12
Medium-term notes	108,743	80,819	(27,924)	(26)
Payable under securitized lease and loan receivables	106,333	260,529	154,196	145

Total long-term debt	¥3,236,055	¥3,863,057	¥627,002	19

Long-term debt as of March 31, 2007 was ¥3,863,057 million, representing 77% of total debt, compared to 71% as of March 31, 2006. Approximately 63% of long-term debt at March 31, 2007 consisted of borrowings from Japanese banks, insurance companies and other institutional lenders in Japan and from foreign institutional lenders.

As of March 31, 2007, we paid interest at fixed rates on approximately 48% of our long-term debt, while the remainder was subject to floating interest rates, principally based on TIBOR and LIBOR.

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

We have entered into various types of interest rate contracts to manage risk associated with fluctuations in interest rates. Under interest rate swap agreements, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount. Interest rate swaps with notional principal amounts of ¥352,970 million as of March 31, 2007 were used for hedging purposes as part of our asset-liability management. We have also entered into foreign exchange forward contracts and foreign currency swap agreements to manage risk associated with fluctuations in foreign currency exchange rates. As of March 31, 2007, we used foreign currency exchange forward contracts, futures contracts and foreign currency swap agreements with notional principal amounts of ¥396,258 million, which were principally used to hedge the risk of changes in foreign currency exchange rates. We also use interest rate caps to hedge changes in interest rates, with a notional amount of ¥13,283 million as of March 31, 2007. Some swap agreements include the requirement to maintain a certain credit rating.

Deposits

In addition to short-term and long-term debt, ORIX Trust and Banking accepts deposits, which are used primarily to fund housing loans. The outstanding balance of deposits as of March 31, 2007, was ¥446,474 million, an increase of 26%, or ¥93,190 million, compared to March 31, 2006. For further information with respect to deposits, see Note 14 of “Item 18. Financial Statements.”

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

Year Ended March 31, 2007 Compared to Year Ended March 31, 2006

Cash and cash equivalents decreased by ¥30,693 million to ¥215,163 million compared to March 31, 2006 due mainly to increased outflows associated with the increase in installment loans made to customers.

Cash flows from operating activities provided ¥226,128 million in fiscal 2007 and provided ¥136,003 million in fiscal 2006. In general, there was an inflow associated with an increase in net income, while there was an outflow from increase in inventories, which is associated with the residential condominium development operations.

Cash flows from investing activities used ¥802,278 million in fiscal 2007 and used ¥799,357 million in fiscal 2006 due mainly to the increase in outflows associated with the increase in installment loans made to customers as a result of the expansion of loans to corporate customers, including non-recourse loans.

Cash flows from financing activities provided ¥545,014 million in fiscal 2007 and provided ¥762,528 million in fiscal 2006, due to the increase in debt accompanying the increase in operating assets.

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Cash and cash equivalents increased by ¥100,476 million to ¥245,856 million compared to March 31, 2005 due mainly to inflows associated with the increase in net income and the increase in debt accompanying the increase in operating assets.

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

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2007, we had commitments for the purchase of equipment to be leased in the amount of ¥13,744 million. For information on commitments, guarantees and contingent liabilities, see Note 29 of “Item 18. Financial Statements.”

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

TREND INFORMATION.

See the discussion under “—Operating Results” and “—Liquidity and Capital Resources” herein.

OFF–BALANCE SHEET ARRANGEMENTS

USE OF SPECIAL PURPOSE ENTITIES

We periodically securitize certain lease receivables and loan receivables. These securitizations allow us to access the capital markets, provide us with alternative sources of funding and diversify our investor base as well as help us to mitigate credit risk associated with our customers and risk associated with fluctuations in interest rates to some extent.

In the securitization process, the assets for securitization are sold to special purpose entities, or SPEs, which issue asset-backed securities to investors. SPEs are generally organized as trusts. Our use of SPEs for securitizations is consistent with conventional practices in the securitization market, to isolate the sold receivables from creditors of other entities, including the seller of the assets. SPEs can be structured to be bankruptcy-remote, and if structured in this manner (and subject to certain other conditions) the pooled assets are removed from the balance sheet. A portion of the SPEs that we utilize meet the definition of a “qualifying special purpose entities,” or QSPEs, as defined in FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and, in accordance with FASB Statement No. 140, we do not consolidate the assets and liabilities of the QSPEs. These SPEs are also designed so that investors have no recourse against our other assets in the event of any failure of payment on the pooled assets. In addition, we do not make any guarantees to investors for payment in these transactions. Therefore, when we securitize assets in this manner, we do not have continuing exposure to the performance of such assets other than those recognized as subordinated residual interests on our consolidated balance sheets. We may repurchase a portion of the assets that we securitized as required under the terms of the contract, and the event triggering the repurchase is outside of our control. From time to time, we may act as an investor, servicer or administrator in SPE transactions. The effects of these transactions are fully reflected in our consolidated financial statements.

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

Investment Products

We provide investment products to our customers that employ a contractual mechanism known in Japan as a kumiai, which is in effect a type of SPE. We arrange and market kumiai products to investors as a means to finance the purchase of aircraft, ships or other large-ticket items to be leased to third parties. A portion of the funds necessary to purchase the item are contributed by such investors, while the remainder is borrowed by the kumiai from one or more financial institutions in the form of a non-recourse loan. The kumiai investors (and any lenders to the kumiai) retain all of the economic risks and rewards in connection with the purchase and leasing activities of the kumiai, and all related gains or losses are recorded on the financial statements of investors in the kumiai. We are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. Fee income for arranging and administering these transactions is recognized in our consolidated financial statements. In kumiai transactions, we do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE and the assets of such are not reflected on our balance sheet.

Other Financial Transactions

We occasionally make loans, leases, equity or other investments in SPEs in connection with finance transactions related to aircrafts, ships and real estate, as well as transactions involving investment funds, in addition to real estate purchases and development projects. All transactions involving use of SPE structures are evaluated to determine if we hold a beneficial interest that would result in our being defined as the primary beneficiary of the SPE pursuant to FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.” When we are considered to own the primary beneficial interest in the SPEs, the SPEs are fully consolidated into our financial statements. In all other circumstances our loan, lease, equity or other investments are recorded on our consolidated balance sheets as appropriate.

See Note 10 of “Item 18. Financial Statements” for further information concerning our SPEs and the likely effects of the adoption of this Interpretation on our results of operations or financial position.

COMMITMENTS

The table below sets forth the maturities of guarantees and other commitments as of March 31, 2007.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Commitments:
Guarantees	¥210,366	¥71,683	¥78,385	¥37,737	¥22,561
Committed credit lines and other	603,289	165,898	116,122	47,746	273,523

Total commercial commitments	¥813,655	¥237,581	¥194,507	¥85,483	¥296,084

For a discussion of commitments, guarantee and contingent liabilities, see Note 29 of “Item 18. Financial Statements.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the maturities of contractual cash obligations as of March 31, 2007.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Contractual cash obligations:
Deposits	¥446,474	¥216,424	¥146,065	¥83,985	¥—
Long-term debt	3,863,057	657,241	1,436,642	1,402,569	366,605
Operating leases	19,540	3,299	4,947	2,767	8,527
Unconditional purchase obligations of lease equipments	13,744	13,744	—	—	—
Unconditional non-cancelable contracts for computer systems	5,567	2,682	2,084	801	—
Interest rate swaps:
Notional amount (floating to fixed)	331,288	46,313	188,735	75,170	21,070
Notional amount (fixed to floating)	21,682	683	341	20,658	—

Total contractual cash obligations	¥4,701,352	¥940,386	¥1,778,814	¥1,585,950	¥396,202

Other items excluded from the above table are security deposits, trade notes and accounts payable, policy liabilities and caps held. The amounts of such items were ¥174,196 million, ¥359,099 million, ¥491,946 million and ¥13,283 million, respectively, as of March 31, 2007. For information on pension plans and derivatives, see Notes 16 and 26 in “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.

For a discussion of debt and deposit-related obligations, see Notes 13 and 14 of “Item 18. Financial Statement.”

RECENT DEVELOPMENTS

ECONOMIC CONDITIONS

The world economy, including the United States, Europe and Asia, has generally performed steadily throughout this fiscal year. The U.S. economy showed signs of moderate expansion, despite concerns regarding the decrease in residential investment, supported by steady consumer spending, as well as a weak yet improving employment situation. The strong performance of the European economy was backed by a steady trend in capital investment and expansion in consumer spending. In Asia, the Chinese economy continued to achieve high growth despite implementation of a tightening policy, including direct regulation, against the acceleration of investments in China, and other countries across Asia also showed signs of economic expansion.

The Japanese economy gradually expanded, despite the economic instability caused by the rise in oil prices in the first half of the fiscal year, due to growth in private capital investments stemming from improvements in corporate earnings.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, FASB Statement No. 153 (“Exchange of Non-monetary Assets—an amendment of APB Opinion No. 29”) was issued. This Statement amends the guidance in Accounting Principal Board (“APB”) Opinion No. 29 (“Accounting for Non-monetary Transactions”), eliminating the exception to fair value accounting for non-monetary exchanges of similar productive assets and replaces it with a general exception to fair value accounting for non-monetary exchanges that do not have commercial substance. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this Statement did not have a significant effect on our results of operations or financial position.

In December 2004, FASB Statement No. 123 (revised 2004) (FASB Statement No. 123(R)) (“Share-Based Payment”) was issued. FASB Statement No. 123(R) supersedes APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) and amends FASB Statement No. 123. This Statement requires us to measure and record compensation expense for stock options and other share-based payment based on the instruments’ fair value. This Statement is effective in fiscal year beginning after June 15, 2005, using a modified version of prospective application or may elect to apply a modified version of retrospective application. We have adopted this Statement in fiscal 2007 using a modified version of prospective application. For additional information about our results of operations or financial position related to adoption of this Statement, see Note 1(n) and 17 of “Item 18. Financial Statements.”

In May 2005, FASB Statement No. 154 (“Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”) was issued. This Statement replaces APB Opinion No. 20 (“Accounting Changes”) and FASB Statement No. 3 (“Reporting Accounting Changes in Interim Financial Statements”), and provides guidance on the accounting for and reporting of accounting changes and error corrections. This Statement requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standards do not include specific transition provisions, unless it is impracticable to do so. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of this Statement did not have a significant effect on our results of operations or financial position.

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

In June 2006, FASB Interpretation No. 48 (“Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statements No. 109”) was issued. This interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Statement is effective for fiscal years beginning after December 15, 2006. Adoption of this Statement will not have a significant effect on our results of operations or financial position.

In September 2006, FASB Statement No. 157 (“Fair Value Measurements”) was issued. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. Adoption of this Statement will not have a significant effect on our results of operations or financial position.

In September 2006, FASB Statement No. 158 (“Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans—an amendment of FASB Statement No. 87, 88, 106 and 132(R)”) was issued. This statement requires an employer to recognize the funded status of their defined benefits pension and other postretirement plans, measured as the difference between the fair value of plan assets and the benefit obligation, on its consolidated balance sheet, and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. It also requires that plan assets and benefit obligations be measured as of the date of our fiscal year-end. We adopted FASB Statement No. 158 on March 31, 2007. For additional information about our results of operations or financial position related to adoption of this Statement, see Note 16 of “Item 18. Financial Statements.”

In February 2007, FASB Statement No. 159 (“The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”) was issued. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value and amends FASB Statement No. 115 (“Accounting for Certain Investments in Debt and Equity Securities”). This Statement is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the effect that the adoption of this Statement will have on our results of operations or financial position.

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

Risk is monitored for each business and for each type of risk. Our monitoring includes details of where capital is used, analysis of changes over time and deviation from initial plans, and evaluation of profitability with respect to risk capital (the maximum magnitude of potential losses). Based on individual risks, monitoring also includes progress reports on particular projects and investments, including the status of exit strategies, comprehensive comparative analyses of projections and actual performance, and analyses of changes over time in important targets.

We continuously refine and strengthen our risk monitoring processes. We use the results of our monitoring by making changes to implement more sophisticated risk measurement methods and improve our risk management system.

The results of our monitoring are reported to senior management though the Investment and Credit Committee, and Group Executive Officer Meetings on a quarterly basis and are part of the fundamental data used to reevaluate risk capital and management strategies.

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

The third function of our risk management system is our Investment and Credit Committee, (“ICC”), which is comprised of senior management, including the CEO, COO, CFO and the executive officer in charge of investment and credit. The ICC meets on average three times a month primarily to review and approve or reject individual credit transactions and investments that exceed certain specified credit or investment amounts.

Our monthly strategy meetings add a fourth function to our risk management system. These meetings, which are held monthly by each segment in principle, perform a particularly important role in the monitoring and control of the various businesses in which we are involved. In these meetings, senior management meets with the executives in charge of individual departments or business units to discuss matters such as the state of achievement of targets and changes in the business environment. Matters discussed in strategy meetings and considered vitally important to our operations are decided on by the ICC and reported to the board of directors as appropriate.

The fifth function of the risk management system is our Group Executive Officer Meetings, which is comprised of our directors, executive officers and group executives. Important information regarding the execution of duties by such officers of the ORIX Group and the results of monitoring related to risk management and problem assets are discussed at such meetings.

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

Credit Evaluation for Each Transaction

Staff members in our sales and marketing departments are authorized to approve individual credit transactions within specific limits that are set in line with the seniority of the relevant staff member and determined based on the magnitude of existing and potential new credit and on the corporate value contribution spread (calculated from investment yield, default rates, preservation situation, funding cost, and the ratio of administrative costs to capital costs). If a proposed transaction exceeds the relevant limit, it must be referred to the Risk Management Headquarters for approval. If the transaction value exceeds the approval limit of the Risk Management Headquarters, the matter is referred to the ICC for approval. In connection with each potential credit transaction, the relevant sales and marketing department and the Risk Management Headquarters each performs a comprehensive customer credit evaluation based on the relevant customer’s financial position, transactional performance and projected cash flow. The evaluation also covers the collateral or guarantees, terms and conditions and potential profitability of the transaction. The Risk Management Headquarters regularly conducts by-country, by-region and by-industry evaluations to manage exposure to potentially high-risk markets.

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

Portfolio Management

In addition to the risks inherent in each individual credit extension and transaction, our Risk Management Headquarters regularly manages the credit risks associated with portfolios of assets. For example, both in Japan and overseas, we regularly evaluate our asset portfolios involving major borrowers by each transactional category, by industry and by type of collateral or guarantee. We also monitor the state of concentration of specific customers and industries not only by the size of the asset but also by the magnitude of risk capital as assessed based on credit value at risk and other standards. We further classify and manage overseas asset portfolios by region, country and other characteristics.

The information described above is reported regularly to the ICC and Group Executive Officer Meetings by the Risk Management Headquarters.

Risk Management of Operating Leases

A principal risk relating to operating leases is the risk of fluctuation of residual value of the leased property. Credit risk management is discussed above. Here we discuss managing the risk of fluctuation of residual value of the leased item, which is a characteristic most significant to operating leases. Operating leases are mainly located in the Automobile Operations segment, the Rental Operations segment and the Asia, Oceania and Europe segment.

Residual Value Risk Management

In order to control fluctuations in residual value, we monitor inventories of leased items, market environments and the overall business environment.

Some operating lease items such as ships or aircraft are classified as long-lived assets, but may only be leased out for a few years, and we bear the residual value risk for these items. We primarily limit our ship operating leases to general-purpose ships that are relatively easier to repossess and re-lease. We finance larger ships that may have specific uses, but do not own them, as we do in the case of operating leases. For aircraft, as a rule, we have limited our inventory primarily to narrow-bodied aircraft, which are relatively versatile and easy to lease. We monitor the market values of these ships and aircraft and sell assets as necessary or desirable to reduce our exposure to downward trends in the market or take advantage of upward trends.

Risk Management of Real Estate-Related Businesses

The activities of our real estate-related operations consist principally of the development of residential condominiums and the development and leasing of commercial real estate, as well as the operation of hotels, golf courses and training facilities, and financing operations for these real estate-related businesses. As described in the following subsections, to control risks related to these operations, the ORIX Group has created various internal functions and capabilities, including those for comprehensive investment-related decision-making associated with the analysis and evaluation of individual investments as well as those for monitoring associated with the overall analysis and evaluation of our portfolio.

•

Experience in Real Estate Development and Management Operations. The ORIX Group has many years of experience autonomously undertaking real estate development, leasing, and management operations that involve office buildings, commercial buildings, and many other kinds of real estate. We have substantial specialized expertise for evaluating the quality and special characteristics of individual real estate assets from concrete and abstract perspectives as well as for assessing related cash flows.

•

Real Estate Evaluation Specialists. We are able to quickly obtain real estate appraisals and engineering reports from our internal real estate specialists working in the Real Estate Appraisal Group of our Risk Management Headquarters. This group includes a total of 16 certified real estate appraisers and assistant real estate appraisers. In addition, the Construction Management Section of ORIX Real Estate includes 22 certified Class I architects.

•	Credit Evaluation Experience and Due Diligence Capabilities. We have accumulated substantial credit evaluation know-how for assessing the credit risks associated with general contractors, tenants, and other related parties. The ORIX Group includes companies specialized in property management and due diligence. These companies facilitate our acquisition of diverse real estate-related information and also enable us to evaluate real estate from specialized perspectives.

•

Specialist Cooperation. We believe that we can make quick real estate-related investment and finance decisions because our management structure facilitates close cooperation among a number of our specialist groups, including those responsible for legal, accounting, tax and compliance issues.

Real estate-related business matters are decided by the ICC, which ascertains various risks including reputation risk, taking into account the opinions and valuations of specialized departments based on a number of indices for measuring profitability.

Regarding our real estate-related business portfolio, we place a heavy emphasis on the monitoring of business strategies and schedules. When changes in plan or fluctuations in revenues or schedules are observed, the business strategy is reevaluated.

Additionally, we work toward controlling or reducing risk by monitoring risk according to the characteristics of each business. Examples of factors we monitor are, in the case of our non-recourse loan business, the interest spread, the loan-to-value ratio, (“LTV ratio”), the debt service coverage ratio and other terms and conditions such as the amount of equity provided, interest rate reserves and guarantees; in the case of our residential condominium business, the completed inventory, sales period and profit margin; and in the case of our development, leasing and management operations, the schedule, Net Operating Income, holding period and profits. Results from the monitoring and evaluation of actual performance are included among factors used to calculate the magnitude of risk capital. Moreover, monitoring results are categorized according to business mode, asset type, location, and other characteristics before being reported at regular intervals to the ICC and the Group Executive Officer Meetings.

Risk Management of Investment Operations

The ORIX Group is expanding its investment operations in areas such as private equity investment, venture capital investment, and corporate rehabilitation. These businesses are located primarily in the Real Estate segment, Other segment and Asia, Oceania and Europe segment.

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

In our investment operations we believe that the monitoring of business strategy and schedules are important elements of risk management. We re-examine our business strategy when we identify changes in factors such as investment strategies and value-enhancing events, or fluctuations in revenues and schedules.

Performance evaluation through monitoring is also used as an element in the calculation of risk capital. Regular reports on our portfolio of investments are made in detail to the ICC, the Group Executive Officer Meetings and monthly strategy meetings. We use a system whereby changes in distributions in assets and risk capital are identified and analyzed according to different categories, by exit strategy, by transaction period, by transaction balance, by industry, by country, and by investment share, thereby helping us to control and reduce risk.

Risk Management of Investment in Securities

Stock and Bond Valuation Loss Risk Management

Our sales and marketing departments in Japan and Group companies in Japan and overseas that make investments in the equity or debt securities of other companies, along with our Risk Management Headquarters, monitor market trends and the condition of those companies which allows for a quick response to mitigate market risks associated with those investments. A substantial portion of the marketable equity securities we hold consists of those held to maintain our business relationships in Japan. As with general credit risk management, our sales and marketing departments monitor the market environment, operating results and financial condition of the companies in which we invest, and our Risk Management Headquarters provides credit information and industry analysis reports to our sales and marketing departments. Based on information on the unrealized gains or losses of the securities and the probability of companies defaulting on their obligations estimated by a proprietary model, our Risk Management Headquarters makes recommendations, which may include the sale of securities or the conduct of more detailed analysis of particular companies.

In connection with investments in securities by ORIX Life Insurance in Japan and ORIX USA in the United States, our investment departments regularly monitor interest rate policy, economic conditions, and securities and financial market trends. We also analyze on a daily basis price movements of securities, profits and losses on each investment and financial conditions of companies in which we invest and other factors. Our risk management departments review and compare daily reports against internal guidelines, and macro and microeconomic conditions, while the risk management departments also verify that our guidelines are being followed properly. The investment departments take actions based on our approved guidelines for conducting sales of securities to recognize gains, to reduce losses and to reduce positions.

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

Interest Rate Risk Management and Exchange Rate Risk Management

We manage risk associated with fluctuations in interest and exchange rates related to our assets and liabilities. In order to deal appropriately with these risks, policies are determined by the ICC for asset-liability management (“ALM”), and reports on the present status of our risk profile based on the ALM policy on future responses are carried out at the Group Executive Officer Meetings. In addition, we have set up rules and guidelines in relation to ALM. The guidelines specify risk management methods and responses in detail. A report concerning ALM is prepared monthly and submitted to the executive officer in charge of the Treasury Department and our CFO. The report includes ALM conditions of our principal overseas subsidiaries. Furthermore, our Risk Management Headquarters monitors ALM through monthly ALM reports.

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

In an attempt to prevent and mitigate such legal risks, in Japan we require, in principle, that our Legal Department be involved in transactions from the early stages when a transaction is first considered through the documentation process in which transaction-related contracts are prepared for internal review and final approval. Contracts may not be approved internally unless they follow our prescribed rules and guidelines. Our Legal Department is also involved in the process for the approval of such contracts. Depending on the size and importance of a given transaction, we may also utilize the expertise of outside lawyers. To ensure that proper legal procedures are followed in connection with legal disputes and litigation, we require that our Legal Department be involved in such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties. The status of any lawsuits are reported to the Group Executive Officer Meetings regularly.

We monitor possible changes in the law, as information becomes available. As necessary or appropriate, we may also initiate preparatory measures to address the requirements of new laws that are expected to take effect in the future and implement steps to ensure that we are, and continue to be, in compliance with new laws as they take effect.

Overseas, each Group company is working to avoid, prevent, and mitigate risks through programs involving an in-house lawyer and, when necessary, with the involvement of outside lawyers and others. In addition, the Legal Department conducts monitoring activities to prevent the violation of intellectual property rights, and quickly arranges countermeasures when violations are discovered.

Operational Risk Management

As our business has expanded in recent years, the importance of operational risk management has increased as a significant component of overall risk management. Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. As part of operational risk management, we are attempting to further strengthen our internal control and compliance functions.

Specific steps taken by us to strengthen internal control, and manage and reduce operational risk, include evaluation and monitoring of risk by the Risk Management Headquarters, monitoring of administrative processes by the Internal Audit Department, and the implementation of technical administration measures performed by ORIX Computer Systems.

The Internal Audit Department monitors the effectiveness and efficiency and compliance with applicable rules and regulations by our various operations; the status of improvements to and compliance with our internal rules; and the status of self-evaluations based on an annual internal audit plan that focuses on material risks. As a result of monitoring, we evaluate the current status of internal controls and make improvements as necessary.

Additionally, for strengthening compliance functions, the Compliance Department has distributed to all employees in Japan and higher-ranking officers in its overseas subsidiaries a compliance manual. Each year, the department also plans and executes a “compliance program” encompassing such activities as those to identify and evaluate operational risks and other compliance risks, select the important risks, and take measures to reduce those risks. These measures increase awareness of compliance issues within the Group and also promote reforms such as those aimed at building more-effective compliance systems.

Regarding natural disaster risk, ORIX established Natural Disaster Risk Management Regulations in December 2005. ORIX has developed a system in which the Human Resources & Corporate Administration

Headquarters supervises the coordination of recovery activities after the occurrence of a natural disaster in Japan, while the International Headquarters handles the overseas function. By distributing a natural disaster manual to its employees and carrying out disaster drills in accordance with these regulations, ORIX is improving its infrastructure by establishing an effective management system and maintaining a framework to respond appropriately to natural disaster risk.

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

Before we make a loan to finance the purchase of an apartment building, we perform a rental simulation to estimate vacancy rates based on the surrounding market, the impact of a rise in interest rates and expected future costs. Through this simulation, we evaluate the potential borrower’s ability to repay.

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

Consumer Card Loans

ORIX Credit provides non-collateralized consumer card loans with limits of up to ¥5 million.

Based on extensive individual credit evaluation know-how, as well as a proprietary scoring system that is founded on a database accumulated over many years, we have created a unique credit evaluation model. We evaluate customer creditworthiness based on an analysis of customer attributes centered on income level as well as diverse other factors that may affect the borrower’s ability to repay, such as past credit quality and other debt. Then we set the levels of interest rates and credit limits in line with each customer’s credit risk.

Regarding card loan contracts, depending on customers’ financial condition at the initial contract date, we obtain information from several consumer credit bureaus and undertake intermediate credit evaluations at regular intervals of from three to twelve months to constantly monitor changes in the customers’ financial condition.

Intermediate credit evaluations examine changes in customers’ attributes and other debt, analyze the customers’ repayment history with respect to ORIX Credit and other creditors. Moreover, particularly regarding customers with deteriorating credit, we provide counseling programs and through those programs work to gain a more detailed understanding of customers’ situations. Depending on the results of evaluations, we will take such necessary measures as those to discontinue supplementary loans or reduce credit limits, thereby endeavoring to continually control credit risk. In response to requests for credit limit increases, we perform a credit limit increase investigation that is similar to intermediate credit evaluations and entails a confirmation of the customer’s attributes, other debt, and repayment capability.

In addition to ongoing credit management regarding individual customers, we undertake portfolio credit risk management processes with respect to our overall card loan portfolio at regular intervals. Specifically, we monitor trends in loan balances, delinquent payments, and uncollectible loans broken down by type of loan, customer attributes, customer credit status, and other characteristics. The results of this analysis are used to calculate the amount of risk capital required. We also regularly monitor trends in the external environment—such as trends in the numbers of personal bankruptcies and completely unemployed persons—and use that information to project future changes in credit risks with the goal of further increasing the overall appropriateness of our credit risk control systems.

Life Insurance

ORIX Life Insurance’s marketing channels fall into two main categories; the direct channel, in which customers request information and submit applications via the Internet, and the agency channel, in which policyholders are recruited by insurance agencies.

Because the direct channel entails handling such personal information as addresses and birth dates over the Internet, ORIX Life Insurance employs various methods to prevent information leaks, such as the use of secure socket layer-compatible (“SSL-compatible”) website technology and page settings that prevent input data from remaining displayed on computer screens. Similarly, for the agency channel, ORIX Life Insurance sets rigorous standards that must be met by newly registered agencies and also conducts strict examinations of such new agencies. When new agencies are registered, their staff undergoes training courses focused primarily on compliance issues related to insurance soliciting. ORIX Life Insurance also regularly conducts operational inspections of registered agencies that examine such situations as agency management and marketing staff management, and it provides its agencies with educational programs and guidance designed to promote appropriate marketing activities.

Before finalizing insurance contracts, ORIX Life Insurance endeavors to prevent the acceptance of fraudulent contracts by rigorously examining health condition declarations and medical examination reports as well as by taking steps to confirm associated marketing-related situations. These measures promote the fair and equitable treatment of policyholders and, because they are recognized to be important determinants of future insurance-related profitability, ORIX Life Insurance promotes their effective execution by creating systems designed with such objectives as ensuring the hiring of sufficient staff and encouraging staff to acquire specialized know-how.

Because insurance premiums received from customers are meant to support the payment of future insurance benefits, the statutorily specified levels of funds are accumulated in a policy reserve, and this reserve is regularly evaluated to confirm its sufficiency. Fund management operations are carried out with the goal of obtaining stable returns. Besides measures to appropriately disperse risks, ORIX Life Insurance regularly monitors credit risks, market risks, liquidity risks, and other kinds of risks, and its business systems call for risk monitoring reports to be presented to top management. In order to make insurance payments in an appropriate, accurate and timely manner when claims occur, ORIX Life Insurance recently strengthened their administrative and management structure, and enhanced the processing capacity of their computer system.

United States

Our operations in the United States are involved in several business areas, including corporate finance, investment banking, and real estate-related businesses. The following sections overview the risk management systems applied to corporate finance operations and real estate development and other investment and financing operations as well as the M&A, business valuation, and other operations of Houlihan Lokey.

Investment and Finance

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

After a transaction has been completed, each unit is responsible for making proposals on changes in individual risk ratings. Specific reserves and provisioning requirements are determined at quarterly risk management review meetings. Results of these review meetings are reported to our CEO and the executive officer responsible for overseas activities.

M&A and Financial Advisory

Houlihan Lokey has two committees that play important risk management roles; the Commitment Committee, which determines standards and procedures for undertaking such advisory projects as those related to M&A transactions, and the Opinion Committee, which considers and reviews business valuation and advisory opinion projects.

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

At the 40th annual general meeting of shareholders held on June 25, 2003, shareholders of ORIX passed a resolution to amend ORIX’s articles of incorporation and allow the Company to adopt a “Company with Committees” board model, which became possible as a result of the amendment to the Law for Special Provisions for the Commercial Code of Japan, or the old Commercial Code, effective on April 1, 2003. The Company with the Committees board model replaced the former system that required corporate auditors to monitor the board on behalf of shareholders.

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

Under the Company Law, an “outside” director is defined as a director who does not have a role in executing the company’s business, who has not assumed the position of director, executive officer (shikkou-yaku), manager or any other employee with the role of executing the business of the company or its subsidiaries in the past, and who does not assume the position of director or executive officer of such subsidiaries or manager or any other employee of such company or subsidiaries with the role of executing the business thereof. Each committee of ORIX is currently composed entirely by outside directors.

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

From April 1, 2006 through March 31, 2007 the Board of Directors met 8 times. The attendance rate of directors for these meetings was 99%.

The Board of Directors includes 11 members, five of whom are outside directors.

Audit Committee

Under the Company with Committees system, the directors of the Company that compose the Audit Committee are not permitted to be executive officers, executive directors, managers, any other employees or accounting counselors (kaikei san-yo) of the Company or its subsidiaries. Under the Company with Committees board model, the Audit Committee generally has powers and duties that are similar to those given to corporate auditors. This includes responsibility for monitoring the performance of the directors and executive officers in the performance of their duties, as well as the right to propose the appointment or dismissal, or to pass resolutions for refusing reappointment of the Company’s independent certified public accountants at the annual general meeting of shareholders. Any proposal for appointment or dismissal of a certified public accountant needs to be submitted to a general meeting of shareholders for approval. In furtherance of its responsibilities, the Audit Committee has the power to request a report of business operations from any director, executive officer, manager or other employee at any time, and to inspect for itself the details of the Company’s business operations and financial condition.

The Audit Committee decides the person responsible in each department who will report to the Audit Committee, and evaluates the administration of executive officers and internal controls of the Company by considering the following five points: First, the Audit Committee confirms the report related to the results of the audit and items indicated for improvement that has been prepared by the executive officer responsible for the corporate audit. Second, the Audit Committee engages in discussions which are the basis of our business strategy, after it receives explanations from the heads of each business department and presidents of group companies that focuses, in particular, on risk control. Third, the Audit Committee confirms the business environment through reports, which it receives from the executive officer responsible for the accounting department, which covers the revenue composition of each department and any problem areas related to the business. Fourth, the Audit Committee confirms the quarterly reports regarding the direction of the company and the execution of important business matters that it receives from the representative executive officer. Fifth, the Audit Committee confirms the reports that it receives from the independent certified public accountants regarding whether there are any material items relating to the audit.

The Audit Committee Secretariat was established to provide advice to the Audit Committee regarding the execution of its duties.

The Audit Committee met 8 times from April 1, 2006 through March 31, 2007. The attendance rate of these meetings was 92%.

Four members that include Teruo Ozaki (Chairman), Yoshinori Yokoyama, Hirotaka Takeuchi and Takeshi Sasaki comprise the Audit Committee. All four members are outside directors.

Nominating Committee

The Nominating Committee is authorized to propose the slate of director appointments or dismissals to be submitted to the annual general meeting of shareholders. Directors are elected from a list of candidates at the annual general meeting of shareholders. In addition, the Nominating Committee deliberates on the appointment or dismissal of our executive officers and group executives, although this is not required under the Company Law.

From April 1, 2006, through March 31, 2007, the Nominating Committee met 6 times. The attendance rate of these meetings was 100%.

The Nominating Committee comprises five members that include Hirotaka Takeuchi (Chairman), Yoshinori Yokoyama, Paul Sheard, Takeshi Sasaki, and Teruo Ozaki. All five members are outside directors.

Furthermore, the Nominating Committee determines whether the conditions necessary for director independence have been met in accordance with nomination criteria for outside directors. Presently all outside directors meet the necessary conditions, which are:

•

No individuals, or their family members*, may receive a compensation of more than ¥10 million annually excluding compensation as an employee for family members, and excluding the individual’s compensation as outside directors, from ORIX or its subsidiaries.

•	No individuals, or their family members*, may be a major shareholder of ORIX (more than 10% of issued shares) or represent the interests of a major shareholder.

•

No individuals may have served as an executive officer or an employee of ORIX or its subsidiaries within the past five years. No family members* may have served as an executive officer of ORIX or its subsidiaries within the past five years.

•

There must be no concurrent directorship relationship between the company for which the individual is serving as executive officer and ORIX, defined as being a relationship in which the company for which the individual is serving as an executive officer has a director that is also an executive officer of ORIX or its subsidiaries.

•	There must be no material conflict of interest or any possible conflict of interest that might influence the individual’s judgment in performing their duties as an outside director.

*	family members include a spouse, those related within the second degree by consanguinity or affinity, or other kin living with the outside director.

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

Policy of Determining Compensation of Directors and Executive Officers

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

Compensation Policy for Directors

The compensation policy for directors who are not also executive officers aims for a level and composition of compensation that is effective in maintaining supervisory and oversight functions of business operations, which is the main duty of directors. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on duties performed, a compensation component of shares*, and stock options.

Compensation Policy for Executive Officers

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while incorporating in its composition a component that is linked to current period business performance. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed component based on positions and duties performed, a performance-linked component, a shares component of compensation*, and stock options.

*	The shares component of compensation is a system in which points are annually allocated to directors and executive officers based upon prescribed standards and the compensation provided is the amount equal to the accumulated number of points multiplied by the stock price at the time of retirement. Under this system, directors and executive officers have an obligation to purchase shares from the company at the stock price that prevails at the time of their retirement using the after-tax compensation provided.

From April 1, 2006 through March 31, 2007, the Compensation Committee met 6 times to determine policies. The attendance rate of these meetings was 95%.

The Compensation Committee is comprised of four members that include Yoshinori Yokoyama (Chairman), Hirotaka Takeuchi, Takeshi Sasaki and Teruo Ozaki. All four members are outside directors.

AUDITORS’ INDEPENDENCE

The ORIX Group must appoint independent certified public accountants, who have the statutory duty of examining the non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP. The independent certified public accountants must present an auditor’s report to the Audit Committee and the executive officers specified by the board of directors. The independent certified public accountants are also responsible for auditing financial statements that are submitted to the Kanto Local Finance Bureau of the Ministry of Finance (“Kanto Local Finance Bureau”). The board of directors is required to submit the audited consolidated and non-consolidated financial information to the annual general meeting of shareholders, and this information is also required to be submitted to the Tokyo Stock Exchange, the Osaka Securities Exchange and the Kanto Local Finance Bureau.

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

In addition to the non-consolidated financial statements that are prepared under Japanese GAAP, we also prepare consolidated financial statements in accordance with accounting principles generally accepted in the United States, or US GAAP. US GAAP consolidated financial information is used by management for evaluating our performance and forms the basis for presentation of financial information to our shareholders. The consolidated financial statements prepared in accordance with US GAAP that are reported at the annual general shareholders meeting and included in this annual report filed with the United States Securities and Exchange Commission, or the SEC, have been audited by KPMG AZSA & Co. which is registered with the PCAOB in the United States.

In the opinion of management, the provision of non-audit services did not in any way influence the independence of the audits conducted by KPMG AZSA & Co. because management took full responsibility for decisions relating to the activities affected by these services and KPMG AZSA & Co. and its affiliates did not assume any of the management authority and duties.

THE DIRECTORS

The directors of ORIX as of June 22, 2007 are as follows:

Name	Title	Year first appointed	Shareholdings as of June 27, 2007
Yoshihiko Miyauchi	Director, Representative Executive Officer, Chairman and Chief Executive Officer	1970	39,375
Yasuhiko Fujiki	Director, Representative Executive Officer, President and Chief Operating Officer • Chief Financial Officer	1994	6,942
Hiroaki Nishina	Director, Deputy President	1993	3,313
Kenji Kajiwara (1)	Director, Deputy President	2004	4,969
Yukio Yanase	Director, Deputy President	2005	336
Haruyuki Urata	Director, Corporate Senior Vice President	2007	1,344
Yoshinori Yokoyama	Outside Director, Outside Director, Sumitomo Mitsui Financial Group, Outside Director, Sumitomo Mitsui Banking Corporation	2002	600
Paul Sheard	Outside Director, Managing Director & Global Chief Economist, Lehman Brothers, Inc	2003	1,600
Hirotaka Takeuchi	Outside Director, Dean, Hitotsubashi University Graduate School of International Corporate Strategy, Outside Director, Trend Micro Incorporated	2004	0
Takeshi Sasaki	Outside Director, Professor, Gakushuin University, Faculty of Law, Department of Political Studies, Outside Director, East Japan Railway Company, Outside Director, TOSHIBA Corporation	2006	0
Teruo Ozaki	Outside Director, Head, Certified Public Accountant, Teruo Ozaki & Co., Corporate Auditor, Kirin Holdings Company, Limited, Corporate Auditor, Tokai Rubber Industries, Ltd., Outside Director, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Outside Director, DAIKYO INCORPORATED	2006	0

(1)	Kenji Kajiwara was first appointed a director of ORIX in 1993. He left ORIX between 2001 and 2004 to accept a director position on the board of Aozora Bank, Ltd., a company in which ORIX has an equity stake. In 2004, he left Aozora Bank and was reelected to the ORIX board of directors.

Except for Yoshinori Yokoyama, Paul Sheard, Hirotaka Takeuchi, Takeshi Sasaki and Teruo Ozaki, all of the directors are engaged in our business on a full-time basis.

Yoshihiko Miyauchi

Director

Representative Executive Officer

Chairman and Chief Executive Officer

Yoshihiko Miyauchi began his career at Nichimen & Co., Ltd. (currently Sojitz Corporation) in 1960 and worked there four years before entering Orient Leasing Co., Ltd. (currently ORIX) as one of the founding 13 members in 1964. Miyauchi became a Director in 1970 and was appointed President and CEO in 1980, a position he held until he assumed his present role as Chairman and CEO in April 2000. In his term as CEO, Miyauchi has overseen the development of ORIX into an integrated financial services company that has continued to be on the forefront of innovation.

Miyauchi has long been a strong proponent of deregulation and served as the President of the Council for Promoting Regulatory Reform (an organization that reports directly to the Cabinet) until October 2006.

Currently, he is a Vice Chairman of the Board of Councillors for the Nippon-Keidanren (Japan Business Federation) and also has directorships on the boards of SHOWA SHELL SEKIYU K.K, Sony Corporation, Sojitz Corporation and ACCESS Co., Ltd..

Miyauchi was born on September 13, 1935 and earned a BA from Kwansei Gakuin University in 1958 followed by an MBA from the University of Washington in the USA in 1960.

Yasuhiko Fujiki

Director

Representative Executive Officer

President and Chief Operating Officer • Chief Financial Officer

Yasuhiko Fujiki joined Nikko Securities Co., Ltd. in 1968, before moving to Mitsubishi Development Co., Ltd. in 1971 then to ORIX in 1976. Following appointments as General Manager of the Real Estate Sales Department, Credit Department and General Affairs Department, Fujiki was appointed Director in Charge of General Affairs in 1994. In 1997, he became Principal and Director in Charge of the Office of the President. In 1999 Fujiki became a Corporate Senior Vice President and was named Chief Branding Officer in the same year.

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

Fujiki also serves as Secretary to the Keizaidoyukai (Japan Association of Corporate Executives); Vice-Chairman of the Japan Leasing Association; and a Director of the Association for Real Estate Securitization. In June 2007, he was appointed an Outside Director to DAIKYO INCORPORATED.

Fujiki was born on November 27, 1945 and graduated from Waseda University’s School of Commerce in 1968.

Hiroaki Nishina

Director

Deputy President

Real Estate Business Headquarters

President, ORIX Real Estate Corporation

Hiroaki Nishina joined ORIX in 1968. He became a Director and Deputy Head of the Tokyo Sales Headquarters in 1993 and was appointed President of ORIX Auto Leasing in 1996. In 1998, Nishina became a Corporate Executive Officer and took over responsibility for the Real Estate Business Headquarters before becoming President of ORIX Real Estate in 1999. He was Corporate Senior Vice President from June 2000 until being promoted to the position of Corporate Executive Vice President in April 2002. In February 2005, Nishina was appointed Deputy President.

Nishina was born on September 18, 1944 and graduated from Kwansei Gakuin University’s School of Economics in 1968.

Kenji Kajiwara

Director

Deputy President

Osaka Group Representative

Domestic Sales Headquarters and Osaka Head Office

Kenji Kajiwara joined Nomura Securities, Co., Ltd. in 1968 before entering ORIX in 1971. After being appointed the General Manager of the Office of the President in 1991 he became a Director in 1993 and was also appointed the Officer in charge of the Office of the President. In 1997, he became the Deputy Head of the Kinki (Osaka) Sales Headquarters. Kajiwara also became a Corporate Executive Officer in 1998 and was appointed a Corporate Senior Vice President in June 2000. From September 2000, he became a Senior Executive Officer of The Nippon Credit Bank, Ltd. (currently Aozora Bank, Ltd.) and was made a Senior Managing Director in June 2001. In April 2004, Kajiwara was appointed a Director of the Aozora Bank, Ltd. and Advisor to ORIX. In May 2004, he returned to ORIX and was promoted to the position of Corporate Executive Vice President, named Head of the Tokyo Sales Headquarters and made the Officer in charge of the Asset Administration Department. In June 2004, Kajiwara was also appointed a Director. In February 2005, he was promoted to Deputy President as well as the Osaka Group Representative and put in charge of the Domestic Sales Headquarters and Osaka Head Office. In June 2007, Kajiwara was appointed an Outside Director to The Fuji Fire and Marine Insurance Company, Limited.

Kajiwara was born on September 11, 1945 and graduated from the Osaka City University School of Economics in 1968.

Yukio Yanase

Director

Deputy President

Responsible for Overseas Activities

Alternative Investment & Development Headquarters

Investment Banking Headquarters

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

Yanase joined ORIX in November 2003 as an Advisor and became the Corporate Executive Vice President in charge of the Office of the President in February 2004. He was also appointed the Executive Officer responsible for overseas activities in May 2004 in addition to his responsibilities for the Office of the President. In February 2005, Yanase was appointed Deputy President and added the Alternative Investment & Development Headquarters to his duties and in June 2005 he was also made a Director. In June 2007, Yanase was appointed Corporate Auditor to TDK Corporation.

Yanase was born on June 15, 1944 and graduated from Waseda University’s School of Law in 1968.

Haruyuki Urata

Director

Corporate Senior Vice President

Corporate Planning Office

Office of the President

Haruyuki Urata joined ORIX in 1977. In May 2001, Urata was made the President of ORIX COMMODITIES Corporation. In January 2002, he was appointed the General Manager of the Investment and Credit Evaluation Group. In February 2004, he was made the Deputy Head of the Risk Management Headquarters. In February 2005, he was made an Executive Officer and in March 2005, he became the Deputy Head of the Human Resources & Corporate Administration Headquarters. From January 2006, Urata has been managing the Office of the President, and in August 2006 he was promoted to Corporate Senior Vice President as well as being put in charge of the Corporate Planning Office. In December 2006, he also took responsibility for managing the Corporate Planning Office. In June 2007, he was also made a Director.

Haruyuki Urata was born on November 8, 1954 and graduated from Kyoto University, Faculty of Economics in 1977.

Yoshinori Yokoyama

Outside Director, ORIX Corporation

Outside Director, Sumitomo Mitsui Financial Group

Outside Director, Sumitomo Mitsui Banking Corporation

Yoshinori Yokoyama completed his architectural training at the University of Tokyo in 1966 before taking a position in the Kunio Maekawa & Associates. He earned a MArch in Urban Design at the Harvard Graduate School of Design in 1972 and joined Davis, Broady & Associates in 1973. He obtained an MBA from the Sloan School of Management at MIT and joined McKinsey in 1975. He served as a Director at McKinsey from 1987 to 2002. Yokoyama also served as a Senior Fellow at the Research Institute of Economy, Trade and Industry, IAI from 2002 to 2004. Yokoyama was appointed as an Auditor to the Industrial Revitalization Corporation of Japan in April 2003. In June 2006, Yokoyama was appointed an Outside Director at Sumitomo Mitsui Financial Group and Sumitomo Mitsui Banking Corporation.

Yokoyama first became a member of ORIX Corporation’s Advisory Board in June 1997 before becoming a Director in June 2002. Yokoyama became an Outside Director under a Company with Committees board model in June 2003.

Yokoyama was born on September 16, 1942 in Hiroshima Prefecture.

Paul Sheard

Outside Director, ORIX Corporation

Managing Director & Global Chief Economist

Lehman Brothers, Inc

After obtaining a Ph.D. in Japanese Economy in 1986 from the Australian National University, Sheard took up a postdoctoral fellowship and later a faculty position at the Australian National University and in July 1993 joined the faculty of Osaka University. In January 1995, he joined Baring Asset Management as the Strategist of the Japan Investment Team and was promoted to the position of Head in September 1997. Sheard joined Lehman Brothers as Managing Director and Chief Economist Asia in September 2000 and was appointed as an Outside Director to ORIX under a Company with Committees board model in June 2003. Sheard was appointed Global Chief Economist of Lehman Brothers in April 2006.

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

Hirotaka Takeuchi

Outside Director, ORIX Corporation

Dean, Hitotsubashi University Graduate School of International Corporate Strategy

Outside Director, Trend Micro Incorporated

Hirotaka Takeuchi joined McCann-Erickson Advertising Co., Ltd. in 1969, before taking a position as Research Assistant at the Graduate School of Business Administration at the University of California, Berkeley in 1972. He became a Lecturer at the Graduate School of Business Administration at Harvard University in 1976 and became an Assistant Professor there before returning to Japan in 1983 as an Assistant Professor at Hitotsubashi University’s School of Commerce, where he later became Professor in 1987. He has held his present position as Dean at the Graduate School of International Corporate Strategy since 1998. In March 2005, Takeuchi was appointed an Outside Director at Trend Micro Incorporated.

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

Takeshi Sasaki

Outside Director, ORIX Corporation

Professor, Gakushuin University, Faculty of Law, Department of Political Studies

Outside Director, East Japan Railway Company

Outside Director, TOSHIBA Corporation

Takeshi Sasaki became a research assistant at The University of Tokyo Faculty of Law in 1965 after graduating from the same faculty and held several positions within the university until he was appointed president in April 2001 where he presided until April 2005. He became a member of the Board of Councilors for the National Institution for Academic Degrees and University Evaluation in July 2001 where he served until March 2006. In June 2003, Sasaki was also appointed chairman of The Japan Association of National Universities. In December 2004, Sasaki was selected as a member of The Advisory Council on the Imperial House Law. In April 2005, Sasaki was appointed a professor of Gakushuin University’s Faculty of Law, Department of Politics. In June 2006, he was appointed as an Outside Director to East Japan Railway Company and Chair of the Labo International Exchange Foundation. Sasaki also became an Outside Director to TOSHIBA Corporation in June 2007.

Sasaki was made an advisor to ORIX in July 2005 and was appointed an Outside Director in June 2006.

He was born on July 15, 1942 and graduated from The University of Tokyo Faculty of Law in 1965.

Teruo Ozaki

Outside Director, ORIX Corporation

Head, Certified Public Accountant, Teruo Ozaki & Co.

Corporate Auditor, Kirin Holdings Company, Limited

Corporate Auditor, Tokai Rubber Industries, Ltd.

Outside Director, The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Outside Director, DAIKYO INCORPORATED

Teruo Ozaki joined Arthur Andersen Tokyo Office in 1968 and became a CPA in 1974. He became a representative partner of Eiwa Audit Corporation in 1984 and a representative partner of Inoue Saito Eiwa Audit Corporation in 1991. Ozaki became a representative partner of Asahi & Co. (presently KPMG AZSA & Co.) in 1993, an executive partner in 1999 and a deputy managing partner from January 2002 through May 2003. He retired from KPMG AZSA & Co. in September 2003 and opened Teruo Ozaki & Co. in October 2003. In 2004, Ozaki became a corporate auditor to Kirin Brewery Co. Ltd. (currently Kirin Holdings Company, Limited) and, Tokai Rubber Industries, Ltd., and became an Outside Director to UFJ Bank Limited (currently The Bank of Tokyo-Mitsubishi UFJ). In 2005, he also became an Outside Director to DAIKYO INCORPORATED.

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

The representative executive officer makes our important business execution decisions after deliberations by the Investment and Credit Committee in accordance with the various regulations of the Company. The business execution duties of executive officers are decided by the board of directors and the representative executive officer and these duties are carried out based upon the various regulations of the Company.

Important decision making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies:

Investment and Credit Committee

The Investment and Credit Committee, or ICC, which includes the CEO, COO, CFO and the executive officer in charge of investment and credit meets on average three times a month primarily to deliberate and decide on credit transactions and investments that exceed certain specified investment or credit amounts, important matters related to management of the Company and matters that have been entrusted to executive officers by the board of directors. Matters considered crucial to our operations are decided on by the ICC and reported to the board of directors as appropriate.

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

The executive officers of the ORIX Group as of June 22, 2007, unless otherwise described, are as follows:

Name	Title	Areas of duties	Shareholdings as of June 27, 2007
Yoshihiko Miyauchi	Chairman and Chief Executive Officer		39,375
Yasuhiko Fujiki	President and Chief Operating Officer • Chief Financial Officer		6,942
Hiroaki Nishina	Deputy President	Real Estate Business Headquarters; President, ORIX Real Estate Corporation	3,313
Kenji Kajiwara	Deputy President	Osaka Group Representative, Domestic Sales Headquarters and Osaka Head Office	4,969
Yukio Yanase	Deputy President	Responsible for Overseas Activities, Alternative Investment & Development Headquarters, Investment Banking Headquarters, Office of the President	336
Hiroshi Nakajima	Corporate Executive Vice President	Risk Management Headquarters, Receivables Administration Office	3,810
Takeshi Sato	Corporate Executive Vice President	Chairman, ORIX USA Corporation	7,026
Masahiro Matono	Corporate Executive Vice President	Regional Business Department	1,260
Masaru Hattori	Corporate Executive Vice President	Internal Controls Audit, Internal Audit Department, Audit Secretariat	1,763
Nobuyuki Kobayashi	Corporate Senior Vice President	Human Resources & Corporate Administration Headquarters	5,420
Hiroshi Nakamura	Corporate Senior Vice President	Legal Department, Compliance Department, Office of Internal Controls	1,560
Shintaro Agata	Corporate Senior Vice President	Treasury Department	1,140
Hideaki Morita	Corporate Senior Vice President	Kinki (Osaka) Sales Headquarters, Administration Center	3,479
Makoto Inoue	Corporate Senior Vice President	Alternative Investment & Development Headquarters, IT Planning Office	1,000
Yoshiyuki Yoshizumi	Corporate Senior Vice President	Tokyo Sales Headquarters	1,577
Haruyuki Urata	Corporate Senior Vice President	Corporate Planning Office, Office of the President	1,344
Tetsuo Matsumoto	Corporate Senior Vice President	International Real Estate Business Headquarters	2,400

Name	Title	Areas of duties	Shareholdings as of June 27, 2007
Kazuo Kojima	Corporate Senior Vice President	Real Estate Finance Headquarters, Special Investments Group, Finance Department II, Securitized Products Office	2,166
Masayuki Okamoto	Executive Officer	Investment Banking Headquarters	600
Tadao Tsuya	Executive Officer	Accounting Department, President, ORIX Management Information Center Corporation	606
Yoshiyuki Yamaya	Executive Officer	OQL Headquarters Asset Administration Department, President, ORIX Credit Corporation	960
Yuki Oshima	Executive Officer	International Headquarters	960
Yuichi Kawamura	Executive Officer	District Sales Headquarters	660
Katsutoshi Kadowaki	Executive Officer	Tokyo Sales Headquarters	677
Eiji Mitani	Group Senior Vice President	President, ORIX Auto Corporation	1,310
Tamio Umaki	Group Senior Vice President	President, ORIX Rentec Corporation	5,710
Izumi Mizumori	Group Executive	President, ORIX Life Insurance Corporation	576
Mitsuo Nishiumi	Group Executive	President, ORIX Asset Management & Loan Services Corporation	810
Akira Hirose	Group Executive	President, ORIX Capital Corporation	745

EMPLOYEES

As of March 31, 2007, we had 16,662 full-time employees, compared to 15,067 as of March 31, 2006 and 13,734 as of March 31, 2005. We employ 1,726 staff in the Corporate Financial Services segment, 1,901 staff in the Automobile Operations segment, 933 staff in the Rental Operations segment, 775 staff in the Real Estate-Related Finance segment, 2,240 staff in the Real Estate segment, 483 staff in the Life Insurance segment, 3,043 staff in the Other segment, 1,036 staff in The Americas segment, 2,336 staff in the Asia, Oceania and Europe segment and 2,189 staff as part of our headquarters function as of March 31, 2007. With the exception of The Americas segment and the Asia, Oceania and Europe segment all other staff are located in Japan. As of March 31, 2007, we had approximately 4,000 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.

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

ORIX and some of its subsidiaries have established contributory and non-contributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. In addition, until June 2003, directors and corporate auditors of ORIX received lump-sum payments upon termination of their services under unfunded termination plans. These payments were discontinued by ORIX after June 2003. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥4,961 million, ¥2,948 million and ¥2,578 million in fiscal 2005, 2006 and 2007, respectively.

SHARE OWNERSHIP

As of June 27, 2007, the directors, executive officers and group executives of the Company directly held an aggregate of 104,694 Shares, representing 0.11% of the total Shares then in issue.

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

At the shareholders’ meeting held on June 25, 2003, with our adoption of the “Company with Committees” board model, ORIX terminated its program for retirement payments to directors and corporate auditors. In connection with the termination of this system, shareholders approved payments of an aggregate maximum amount of ¥3,250 million to directors and ¥50 million to corporate auditors for the accumulated amounts under these payments. The amount, timing and method of payment was approved for each director and corporate auditor by the Compensation Committee. The payments to individual directors and corporate auditors were based on the length of service and remuneration at the time of termination. ¥15 million was paid in connection with the above program for retirement payments in the fiscal year ended March 31, 2007.

Compensation for directors, executive officers and group executives in fiscal 2007 was ¥1,389 million in the aggregate. Of the aggregate amount, the seven non-executive directors received ¥55 million and the 33 executive officers and group executives (including executive directors) received ¥1,133 million in fixed compensation. The 33 executive officers and group executives (including executive directors) received ¥201 million in compensation that is linked to the performance of the Company. ¥261 million was paid in June 2006 as performance-linked compensation for fiscal 2006. Performance-linked compensation is not paid to outside directors.

In addition, in June 2005, we introduced a share component of compensation. The total number of points granted to directors, executive officers and group executives for fiscal 2007 is equivalent to 31,531 points. We expect the shares will be granted from existing treasury stock or new shares will be issued as necessary. Under this system, ¥86 million, which is equivalent to 2,500 points accumulated up to the time of retirement, in addition to stock options, was paid to two directors, one executive officer and one group executive that retired during fiscal 2007 based upon resolutions of the Compensation Committee. As a result, the balance to directors, executive officers and group executives as of March 31, 2007 was 52,615 points.

In addition, in June 2005 we established guidelines for ownership of our shares for directors, executive officers and group executives.

There are no service contracts between any of our directors, executive officers or group executives and the Company or any of its subsidiaries providing for benefits upon termination of employment.

The following table shows the names of directors, executive officers and group executives who received, or in the case of 2007 are expected to receive, stock options, and the number of Shares for which they were, or in the case of 2007 are expected to be, granted options, under the 1998, 1999, 2000, 2001, 2002, 2003, 2004, 2005, 2006 and 2007 stock option plans. Each unit of the Shares has one vote. We have not issued any preferred shares. Titles for each individual as of June 22, 2007, unless otherwise described, are as follows:

Name	Title	1998-2005 stock option plans	2006 stock option plan	2007 stock option plan
Yoshihiko Miyauchi	Director, Chairman and Chief Executive Officer	165,000	4,400	4,400
Yasuhiko Fujiki	Director, President and Chief Operating Officer • Chief Financial Officer	86,000	2,800	2,800
Shunsuke Takeda *	Director, Vice Chairman and Chief Financial Officer	70,000	2,000	—
Hiroaki Nishina	Director, Deputy President	49,500	2,000	2,000
Kenji Kajiwara	Director, Deputy President	39,000	2,000	2,000
Yukio Yanase	Director, Deputy President	11,000	2,000	2,000
Haruyuki Urata	Director, Corporate Senior Vice President	6,400	1,000	1,200
Yoshinori Yokoyama	Outside Director	5,500	400	400
Paul Sheard	Outside Director	4,000	400	400
Hirotaka Takeuchi	Outside Director	4,000	400	400
Takeshi Sasaki	Outside Director	—	400	400
Teruo Ozaki	Outside Director	—	400	400
Hiroshi Nakajima	Corporate Executive Vice President	44,000	1,400	1,400
Takeshi Sato	Corporate Executive Vice President	48,500	1,400	1,400
Masahiro Matono	Corporate Executive Vice President	42,500	1,400	1,400
Masaru Hattori	Corporate Executive Vice President	40,000	1,400	1,400
Nobuyuki Kobayashi	Corporate Senior Vice President	37,500	1,200	1,200
Akira Fukushima *	Corporate Senior Vice President	26,500	1,200	—
Hiroshi Nakamura	Corporate Senior Vice President	20,500	1,200	1,200
Shintaro Agata	Corporate Senior Vice President	24,500	1,200	1,200
Hideaki Morita	Corporate Senior Vice President	13,900	1,200	1,200
Makoto Inoue	Corporate Senior Vice President	7,700	1,200	1,200
Yoshiyuki Yoshizumi	Corporate Senior Vice President	17,500	1,000	1,200
Tetsuo Matsumoto	Corporate Senior Vice President	20,800	1,000	1,200
Kazuo Kojima	Corporate Senior Vice President	8,000	1,000	1,200
Masayuki Okamoto	Executive Officer	10,000	1,000	1,000
Tadao Tsuya	Executive Officer	3,300	1,000	1,000
Yoshiyuki Yamaya	Executive Officer	8,400	1,000	1,000
Yuki Oshima	Executive Officer	7,600	1,000	1,000
Yuichi Kawamura	Executive Officer	4,800	1,000	1,000
Katsutoshi Kadowaki	Executive Officer	5,400	700	1,000
Kozo Endo *	Executive Officer	24,000	1,000	—
Eiji Mitani	Group Senior Vice President	14,600	1,200	1,200
Tamio Umaki	Group Senior Vice President	29,500	1,000	1,200
Izumi Mizumori	Group Executive	16,000	1,000	1,000
Mitsuo Nishiumi	Group Executive	7,000	700	1,000
Akira Hirose	Group Executive	4,100	600	1,000
Yutaka Okazoe *	Group Executive	16,600	1,000	—

*	Shunsuke Takeda and Akira Fukushima retired from ORIX on June 22, 2007.
*	Kozo Endo and Yutaka Okazoe retired from ORIX on January 1, 2007.

STOCK OPTION PLAN

We have adopted various incentive plans. The purpose of our stock option plan is to enhance the awareness of the option holders of the link between management, corporate performance and stock price, and, in this way, improve our business results. These plans are administered by the Human Resources Group of ORIX. For further discussion of the stock-based compensation, see Note 17 in “Item 18. Financial Statements.”

Stock Option Plans

Our shareholders approved Stock Option Plans at the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, under which Shares were purchased from the open market and were held by ORIX for transfer to Directors and Corporate Executive Officers and some employees of ORIX upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006, the Compensation Committee approved granting stock acquisition rights plans to our directors and executive officers, and shareholders approved granting the said plans to a portion of our employees, as well as directors, executives and a portion of employees of our subsidiaries and affiliates.

Under the 1997 to 1999 Stock Option Plans, the exercise prices of the options were adjusted on April 1, 2000 to reflect the share split of each share of common stock into 1.2 Shares, which was implemented on May 19, 2000. Options granted under Stock Option Plans generally expire one year after the termination of the option holder’s service with the ORIX Group.

At the annual general meeting of shareholders in June 2007, our shareholders approved the 2007 Stock Acquisition Rights Plan, authorizing the grant of a maximum of 11,200 stock acquisition rights, each convertible into 10 new Shares, to some employees of ORIX and directors, corporate auditors and certain employees of subsidiaries and affiliates. Pursuant to the 2007 Stock Acquisition Rights Plan, we decided to grant 10,766 such stock acquisition rights on July 19, 2007.

In addition, the compensation committee approved the 2007 Stock Acquisition Right Plan, under which a maximum of 3,760 stock acquisition rights, each convertible into 10 new Shares will be granted to directors and executive officers of ORIX on July 19, 2007.

	Shares granted	Exercise price per Share	Option expiration date
1998 Stock Option Plan	146,000	¥7,784	June 26, 2008
1999 Stock Option Plan	145,000	10,393	June 29, 2009
2000 Stock Option Plan	316,700	16,272	June 29, 2010
2001 Stock Subscription Rights Plan	300,900	12,329	June 28, 2011
2002 Stock Acquisition Rights Plan	453,300	7,452	June 26, 2012
2003 Stock Acquisition Rights Plan	516,000	7,230	June 25, 2013
2004 Stock Acquisition Rights Plan	528,900	12,121	June 23, 2014
2005 Stock Acquisition Rights Plan	477,400	19,550	June 21, 2015
2006 Stock Acquisition Rights Plan	194,200	30,626	June 20, 2016
2007 Stock Acquisition Rights Plan(1)	145,260	—	June 22, 2017

(1)	Indicates the number of shares to be granted.

Details of 2006 Stock Acquisition Rights

	Number of People	Shares Granted
Directors and Executive Officers	29	38,000
Employees of the Company	906	98,700
Directors of Subsidiaries and Affiliates of the Company	37	15,220
Corporate Auditors of Subsidiaries and Affiliates of the Company	0	0
Employees of Subsidiaries and Affiliates of the Company	325	42,280

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders as of March 31, 2007 registered on our Register of Shareholders. Each unit of the Shares (1 unit = 10 Shares) has one vote and our major shareholders have no different voting rights. We do not issue any preferred shares.

Name	Number of Shares held	Percentage of total Shares in issue
	(thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	7,751	8.47
State Street Bank and Trust Company	7,350	8.03
The Master Trust Bank of Japan, Ltd (Trust Account)	5,523	6.04
State Street Bank and Trust Company 505103	2,928	3.20
The Chase Manhattan Bank, N.A. London	2,690	2.94
The Chase Manhattan Bank 385036	2,103	2.30
The Chase Manhattan Bank, N.A. London SL Omnibus Account	2,050	2.24
Mellon Bank NA as Agent for its Client Mellon Omnibus US Pension	1,897	2.07
JPMCB USA Residents Pension JASDEC Lend 385051	1,628	1.78
Nats Cumco	1,567	1.71

ORIX is not directly or indirectly owned or controlled by any corporations, natural or legal persons severally or jointly. As of March 31, 2007, the percentage of outstanding Shares held by overseas corporations and individuals was 66.02%. On March 31, 2007, approximately 3,118,036 ADSs were outstanding. This is equivalent to 1,559,018 or approximately 1.70% of the total number of Shares outstanding on that date. On that date, ADSs were held by 3 record holders, including 2 record holders in the United States holding 3,117,796 ADSs.

In May 2007, we received a copy of a filing made by AXA Group to the Kanto Local Finance Bureau on May 8, 2007 indicating AXA Group, primarily through AllianceBernstein L.P., held 10,637,999 Shares, representing 11.74% of ORIX’s outstanding Shares, as part of AXA Group’s assets under management.

We received a copy of a filing made by Capital Research and Management Company, to the Kanto Local Finance Bureau on April 20, 2007 indicating that Capital Research and Management Company and several companies of Capital Group held 10,362,560 Shares, representing 11.41% of ORIX’s outstanding Shares. In addition, in February 2007, ORIX received a notice from Capital Group International, Inc., or CGII, that included a copy of a Schedule 13G filed by CGII and Capital Guardian Trust Company on February 12, 2007 pursuant to Rule 13d-1(b) under the Securities and Exchange Act of 1934, or the Act. The notice indicated that neither CGII nor any of its affiliates owned Shares for its own account and that the Shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to “beneficially own” and have sole dispositive power over 7,996,280 Shares as of February 6, 2007, representing 8.8% of ORIX’s outstanding Shares at that time, and it has sole voting power with regard to 6,495,520 Shares, representing 7.2% of ORIX’s outstanding Shares.

In March 2007, we received a copy of a filing made by the Barclays Group to the Kanto Local Finance Bureau on March 22, 2007 indicating that the Barclays Group held 4,789,821 Shares, representing 5.28% of ORIX’s outstanding Shares, as part of the Barclays Group’s assets under management.

In January 2007, we received a copy of a filing made by Fidelity Investments Japan Limited, or Fidelity Investments Japan, to the Kanto Local Finance Bureau on January 15, 2007 indicating Fidelity Investments Japan held 4,449,210 Shares, representing 4.91% of ORIX’s outstanding Shares, as part of Fidelity Investments Japan’s assets under management.

In December 2006, we received a copy of a filing made by the Nomura Group to the Kanto Local Finance Bureau on December 15, 2006 indicating that the Nomura Group held 3,781,519 Shares, representing 4.18% of ORIX’s outstanding Shares, as part of the Nomura Group’s assets under management.

RELATED PARTY TRANSACTIONS

As of March 31, 2007, no person was the beneficial owner of more than 10% of any class of the Shares which might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with AXA Group, Capital Group, Barclays Group, Fidelity Investments Japan, Nomura Group, or other shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain key management personnel or with certain companies over which we, or our key management personnel, may have a significant influence. Our business relationships with these companies and individuals cover many of the financial services we provide our clients generally. We believe we conduct our business with these companies and individuals in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in us, if they were not our key management personnel, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

Other than as outlined below, since the beginning of our preceding three fiscal years, there have been no transactions or outstanding loans, including guarantees of any kind, and there are none currently proposed, that are material to us, or to our knowledge, to the other party, between us and any (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel, including directors and senior management of companies and close members of such individuals’ families; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence.

One of our group companies, ORIX Eco Services Corporation, is currently in negotiations and expects to enter into an agreement with Aemotech Corporation to act as the distributing agent in Japan for the purchase and sale of Aemotech’s asbestos measuring instruments. Aemotech is owned by one of our outside directors, Yoshinori Yokoyama, who also serves as the director. Although this contract will not be material to us it may be a material contract to Aemotech.

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph except for the following. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥10,867 million as of March 31, 2007 and did not exceed this amount over the entire fiscal year. We also offered committed credit lines of ¥20 billion from March 2005 to our affiliate, DAIKYO, for condominium development. The loan was a floating rate loan at TIBOR plus 200 basis points and secured by land and condominium buildings under development. The commitment line extends until March 2008. We believe these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features. We currently do not have any outstanding loans to DAIKYO, including commitment lines mentioned above.

Other than those mentioned above, the amount of loans to companies included in the related parties described in (ii) and (v) above totaled ¥5,985 million as of March 31, 2007. Of this amount, approximately 50% is loans to a general trading company. We believe these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

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

TOKYO STOCK EXCHANGE PRICE SHARE

	Price per Share		Translated into dollars per ADS
	High	Low	High	Low
Fiscal Year ended March 31, 2003	11,490	5,650	46	24
Fiscal Year ended March 31, 2004	12,550	4,850	59	20
Fiscal Year ended March 31, 2005	14,790	9,950	71	44
Fiscal Year ended March 31, 2006	36,800	13,330	157	63
First fiscal quarter	16,800	13,330	76	63
Second fiscal quarter	21,050	16,220	93	73
Third fiscal quarter	31,250	19,160	133	84
Fourth fiscal quarter	36,800	26,100	157	113
Fiscal Year ended March 31, 2007
First fiscal quarter	38,150	25,520	162	110
Second fiscal quarter	32,750	24,330	141	104
Third fiscal quarter	35,650	27,150	149	115
Fourth fiscal quarter	36,650	30,150	151	128
Fiscal Year ended March 31, 2008
First fiscal quarter	35,200	30,300	146	127
Recent six months
January 2007	36,650	32,900	151	136
February 2007	36,400	32,050	151	135
March 2007	33,200	30,150	141	128
April 2007	32,700	30,300	138	127
May 2007	35,200	30,500	146	125
June 2007	33,700	30,650	138	125

NEW YORK STOCK EXCHANGE

The ADSs are listed on the New York Stock Exchange under the symbol “IX.”

Two ADSs represent one share. On March 31, 2007, approximately 3,118,036 ADSs were outstanding. This is equivalent to 1,559,018 or approximately 1.70% of the total number of Shares outstanding on that date. On that date, ADSs were held by 3 record holders, including 2 record holders in the United States holding 3,117,796 ADSs.

The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE PRICE PER ADS

	High	Low	Average daily trading volume (shares)
Fiscal Year ended March 31, 2003	$45.31	$25.05	3,030
Fiscal Year ended March 31, 2004	57.60	20.70	3,798
Fiscal Year ended March 31, 2005	71.75	44.05	4,702
First fiscal quarter	58.15	44.05	6,068
Second fiscal quarter	57.50	49.88	3,266
Third fiscal quarter	68.60	51.79	2,838
Fourth fiscal quarter	71.75	61.70	6,756
Fiscal Year ended March 31, 2006	155.47	64.49	8,411
First fiscal quarter	76.80	64.49	5,378
Second fiscal quarter	92.10	73.00	5,194
Third fiscal quarter	131.19	84.23	9,183
Fourth fiscal quarter	155.47	116.25	14,079
Fiscal Year ending March 31, 2007
First fiscal quarter	160.03	110.59	13,805
Second fiscal quarter	140.39	106.75	14,381
Third fiscal quarter	147.90	117.27	13,521
Fourth fiscal quarter	150.76	130.85	13,275
Fiscal Year ending March 31, 2008
First fiscal quarter	144.79	125.80	32,065
Recent six months
January 2007	148.99	138.24	15,470
February 2007	150.76	137.10	11,661
March 2007	140.45	130.85	12,673
April 2007	137.04	128.96	12,425
May 2007	144.79	129.35	23,432
June 2007	136.17	125.80	59,814

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

FOREIGN EXCHANGE AND OTHER REGULATIONS

FOREIGN EXCHANGE

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder, or the Foreign Exchange Regulations, govern the acquisition and holding of shares of capital stock of ORIX by “exchange non-residents” and by “foreign investors” (as defined below). The Foreign Exchange Regulations currently in effect do not, however, regulate transactions between exchange non-residents to purchase or sell shares outside Japan for non-Japanese currencies.

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

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange (such as the shares of capital stock of ORIX) or that are traded on an over-the-counter market in Japan and as a result of the acquisition the foreign investor in combination with any existing holdings directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor is, in general, required to report such acquisition to the Minister of Finance and any other competent Ministers within 15 days from and including the date of such acquisition. In certain exceptional cases, a prior notification is required in respect of such an acquisition.

The acquisition of shares by exchange non-residents by way of stock split is not subject to the foregoing notification requirements.

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

DIVIDEND POLICY AND DIVIDENDS

ORIX has paid dividends on the Shares on an annual basis in each year since 1967. With the adoption of a “Company with Committees” board model in June 2003, the board of directors has been responsible for setting the annual dividend per common share since the fiscal year ended March 31, 2004. The board of directors approves annual dividends at the board of directors’ meeting customarily held in May of each year. Following such approval, dividends are paid to holders of record as of the preceding March 31.

The following table shows the amount of cash dividends per share paid by ORIX in each of the fiscal years indicated, which amounts are translated into dollars per ADS at the noon buying rate on each of the dates of the annual general meetings of shareholders or from the fiscal year ended March 31, 2004 on the date of the commencement of the dividend payment.

Year ending	Cash Dividends per Share	Translated into dollar per ADS
March 31, 2002	¥15.00	$0.06
March 31, 2003	15.00	0.06
March 31, 2004	25.00	0.11
March 31, 2005	25.00	0.12
March 31, 2006	40.00	0.17
March 31, 2007	90.00	0.38

Shareholders approved a resolution on June 25, 2003 at the annual general meeting of shareholders to raise our dividend to ¥25.00 from the level of ¥15.00, which had been maintained for 13 years since the fiscal year ended March 31, 1990. Thereafter, the board of directors approved dividends of ¥40.00, ¥90.00 and ¥130.00 at the meetings held on May 20, 2005, May 18, 2006 and May 10, 2007, respectively.

We seek to increase shareholder value by achieving financial stability and steady growth through a policy of reinvesting retained earnings in our businesses, to strengthen our base operations, and targeted growth opportunities that offer to expand profits. As part of this strategy, our current dividend policy is to increase shareholder value through medium- and long-term profit growth while maintaining a steady dividend. We also consider share repurchases after taking into account a variety of factors including our level of retained earnings, our overall financial condition, stock price trends and the general economic environment.

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

Pursuant to the amendment to the Special Taxation Measures Law, dividends paid to US holders of Shares or ADSs are generally subject to a Japanese withholding tax at the rate of 7% for the period from January 1, 2004 to March 31, 2009.

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

This summary is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this annual report may affect the tax consequences described herein. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreements will be performed in accordance with its terms.

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

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of common shares, will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Because we expect to be treated as a passive foreign investment company, dividends paid by us will not be eligible for the reduced 15% dividend tax rate otherwise available to certain non-corporate United States Holders. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Japanese taxes, as discussed above under “Taxation—Japanese Taxation—Shares.” The amount of the dividend will be treated as foreign source dividend income to United States Holders and will not be eligible for the dividends received deduction generally allowed to US corporations under the Code.

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

We urge United States Holders to consult their tax advisors concerning our status as a PFIC and the tax considerations relevant to an investment in a PFIC, including the availability and consequences of making the mark-to-market election discussed above.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

We manage interest rate and foreign exchange rate related risks according to the asset-liability management regulations and the asset-liability management guidelines based on such regulations. We use derivatives to hedge against the adverse impact of interest rate fluctuations. The fair value of our assets and liabilities may rise or fall as a result of interest rate fluctuations, however, by hedging against these fluctuations through the use of derivatives the impact can be reduced or offset. We use derivatives such as interest rate swaps and caps to manage interest rate risk. To hedge against exchange rate risks associated with transactions denominated in foreign currencies or investments overseas, we borrow in the respective currencies so that assets and liabilities are in the same currency, and also use derivatives such as currency swaps and forward contracts. In addition, certain subsidiaries use derivatives in their trading activities.

When using derivatives, we are exposed to counterparty risk in the event that a counterparty does not fulfill its obligations in the derivative transaction. We attempt to manage this risk by making periodic, and when necessary, specific checks regarding the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

To manage derivative transactions, we have established group-wide regulations concerning the management of derivative transactions that have been approved by the ICC. In addition, ORIX and each of its subsidiaries that engage in derivative transactions have established guidelines concerning the management of derivative transactions based on these regulations. We have also established internal control structures concerning derivative transactions. Each company that uses derivatives prepares quarterly reports on its derivative transactions. These reports are then presented to ORIX’s Treasury Department to be used to manage all our derivatives transactions.

MARKET RISKS

Our primary market risk exposures are to interest rate fluctuations, foreign exchange rate fluctuations and changes in market prices for equity securities. We seek to manage market risk exposure as described under “Item 5. Operating and Financial Review and Prospects—Risk Management.”

Our interest income is exposed to the risk of a decrease in market interest rates. Decreases in market interest rates reduce interest income mainly from:

•	floating rate installment loans;

•	interest rate swaps in which we receive a floating rate of interest; and

•	investment securities yielding a floating rate of return.

Our most significant exposure of this kind is to installment loans bearing a floating rate of interest. Most of our floating-rate installment loans and short-term investments are denominated in yen, and among our assets, these yen denominated assets are exposed to the highest interest rate risk.

Our interest expense is exposed to the risk of increases in market interest rates. Increases in market interest rates increase interest expense mainly from:

•	floating rate long-term debt;

•	short-term debt;

•	deposits; and

•	interest rate swaps in which we pay a floating rate of interest.

Our most significant exposure of this kind is to floating rate long-term debt and short-term debt.

Most of our floating-rate long-term debt and short-term debt is denominated in yen and therefore, our yen denominated liabilities are exposed to the risk of an increase in market interest rates. To hedge against these risks, we aim at funding our floating rate assets with floating rate long-term or short-term debt.

We have foreign-currency denominated assets and liabilities, and engage in foreign-currency denominated transactions. Although we seek to match the currencies in which our assets and liabilities are denominated, in certain situations the shareholders’ equity denominated in foreign currencies is not matched and we are exposed to foreign exchange rate risks if these foreign-currency denominated investments are not hedged. These risks include:

•	changes in the yen equivalent amount of income or expenses from transactions denominated in foreign currencies; and

•	revaluation of assets and liabilities denominated in foreign currencies, or revaluation of assets and liabilities of subsidiaries whose functional currencies are not denominated in yen.

We have a portfolio of equity securities, principally Japanese listed common stocks. Our shareholders’ equity and net income are exposed to the risk of changes in market prices for these securities.

In addition to the risks described above, we are exposed to market risks in relation to our direct financing leases and operating leases. Most of the payments for our direct financing lease and operating lease assets are based on fixed rates, so changes in market interest rates will not cause fluctuations of these payments. However, changes in market interest rates will affect the fair value of these payments in the future.

We are also exposed to market risks in relation to insurance policies issued by ORIX Life Insurance. All insurance policies issued by ORIX Life Insurance are denominated in yen, so fluctuations in foreign exchange rates do not cause fluctuations in the payments. These payments do not fluctuate based on market interest rates either. Our insurance policies include obligations that are based upon the occurrence of loss events. These also include obligations that are based upon essentially financial criteria, such as insurance products that are designed partially or wholly as investment products. Changes in market interest rates may affect the fair value of our obligations under other investment-type insurance products, and may affect the present value of our expected obligations (based on actuarial determinations) under other insurance products.

The following quantitative information about the market risk of our financial instruments does not include information about financial instruments to which the requirements under FASB Statement No. 107 do not apply, such as investment in direct financing leases, investment in operating leases, and insurance contracts. As a result, the following information does not present all the risks of our financial instruments. Below, we have provided a table showing our interest rate risk exposure (through sensitivity analysis), and our exposure to fluctuations in foreign exchange rates and equity market prices (through an analysis of the impact that changes in these rates and prices has on future earnings and fair value of marketable securities). We omitted the disclosure of financial instruments for trading purposes because the amount is immaterial.

The table of interest rate sensitivity for non-trading financial instruments summarizes installment loans, interest-bearing bonds and long- and short-term debt. These instruments are further classified under fixed rates or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contractual period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of the end of fiscal 2007 are: 4.9% for installment loans, 2.5% for interest-bearing bonds, 1.7% for long- and short-term debt and 0.9% for deposits. The average payment rate of interest rate swaps is 1.5% and the average receipt rate is 2.4%. The average interest rates of financial instruments as of the end of fiscal 2006 are: 5.0% for installment loans, 2.5% for interest-bearing bonds, 1.3% for long- and short-term debt and 0.6% for deposits. The average payment rate of interest rate swaps is 1.4% and the average receipt rate is 1.8%. There is no material change in the balance or in the average interest rate of financial instruments.

The following tables contain quantitative information concerning the interest rate risk of ORIX’s financial instruments.

INTEREST RATE SENSITIVITY

NON-TRADING FINANCIAL INSTRUMENTS

	Expected maturity date						Total	March 31, 2007 estimated fair value
	Year ended March 31,					Thereafter
	2008	2009	2010	2011	2012
	(In millions of yen)
Assets:
Installment loans (fixed rate)	¥341,748	¥145,469	¥152,337	¥83,030	¥68,505	¥112,794	¥903,883	¥894,618
Average interest rate	5.1%	7.2%	7.4%	8.9%	8.4%	6.7%	6.6%	—
Installment loans (floating rate)	¥427,062	¥431,089	¥310,229	¥208,918	¥326,294	¥676,070	¥2,379,662	¥2,379,662
Average interest rate	3.9%	4.0%	4.0%	4.4%	4.8%	4.7%	4.3%	—
Investment in securities (fixed rate)	¥1,332	¥15,386	¥33,324	¥56,509	¥59,723	¥173,460	¥339,734	¥348,574
Average interest rate	13.9%	2.0%	2.5%	2.1%	1.5%	2.1%	2.1%	—
Investment in securities (floating rate)	¥19,988	¥42,739	¥31,366	¥6,256	¥46,293	¥28,907	¥175,549	¥178,931
Average interest rate	3.9%	4.4%	2.5%	2.6%	2.4%	4.3%	3.4%	—
Liabilities:
Short-term debt	¥1,174,391	¥—	¥—	¥—	¥—	¥—	¥1,174,391	¥1,174,391
Average interest rate	2.0%	—	—	—	—	—	2.0%	—
Deposits	¥216,424	¥46,664	¥99,401	¥19,315	¥64,670	¥—	¥446,474	¥453,006
Average interest rate	0.6%	0.8%	1.2%	0.8%	1.6%	—	0.9%	—
Long-term debt (fixed rate)	¥294,851	¥333,432	¥268,496	¥384,951	¥310,963	¥248,014	¥1,840,707	¥1,832,601
Average interest rate	1.4%	1.4%	1.4%	1.3%	3.0%	1.4%	1.6%	—
Long-term debt (floating rate)	¥362,390	¥333,939	¥500,775	¥368,335	¥338,320	¥118,591	¥2,022,350	¥2,022,312
Average interest rate	1.8%	1.6%	1.4%	1.4%	1.7%	1.8%	1.6%	—

NON-TRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected maturity date						Total	March 31, 2007 estimated fair value
	Year ended March 31,					Thereafter
	2008	2009	2010	2011	2012
	(In millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥46,313	¥56,689	¥132,046	¥53,971	¥21,199	¥21,070	¥331,288	¥2,392
Average pay rate	1.1%	1.5%	1.1%	1.0%	4.2%	3.2%	1.5%	—
Average receive rate	3.1%	4.1%	1.8%	0.9%	5.4%	2.0%	2.5%	—
Notional amount (fixed to floating)	¥683	¥341	¥—	¥17,000	¥3,658	¥—	¥21,682	¥55
Average pay rate	3.6%	3.6%	—	1.0%	1.3%	—	1.2%	—
Average receive rate	3.4%	3.7%	—	0.7%	0.7%	—	0.8%	—

	Notional amount	Weighted average strike rate	March 31, 2007 estimated fair value
	(In millions of yen)		(In millions of yen)
Caps held	13,283	3.2%	—

In addition to the table above, we acquire loans we call “purchased loans” that have shown evidence of credit quality deterioration since origination and for which it is probable that collection of all contractually required payments from the debtors is unlikely in accordance with AICPA Statement of Position (SOP) 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”). It is difficult to estimate the timing and extent of collection for these loans. Total book value and estimated fair value of our purchased loans as of March 31, 2007 both amounted to ¥191,959 million.

Although we have a foreign currency transaction policy of keeping the same balance of foreign currency-denominated assets and liabilities and of not holding market risk sensitive instruments bearing significant foreign currency risk for trading purposes, at times there may be a small amount of net exposure to foreign currency exchange risk. For example, we are exposed to exchange rate risk from certain investments denominated in dollars and funded in euros. When the euro appreciates against the dollar, we incur foreign currency translation losses. However, the foreign currency translation losses related to these investments are hedged by operating cash flows denominated in euro over the operating period of the investments.

We identified all positions subject to a change in the value of the foreign currency and calculated the potential loss in future earnings resulting from several hypothetical scenarios of 10% changes in related currencies. For fiscal 2006 and fiscal 2007, we found that the largest loss results from a scenario where the euro appreciates against the dollar. Based on these scenarios, exchange losses in future earnings were ¥1,191 million at the end of fiscal 2006 and ¥1,652 million at the end of fiscal 2007.

We have marketable equity securities held for purposes other than trading, which are subject to price risk arising from changes in their market prices. A 10% uniform upward and downward movement in stock prices is assumed for calculating the fair value sensitivity of our equity securities. The following table shows the sensitivity of our investments to changes in equity prices as of March 31, 2006 and 2007.

As of March 31, 2006
-10%	±0%	+10%
(In millions of yen)
¥(7,546)	¥0	¥7,546

As of March 31, 2007
-10%	±0%	+10%
(In millions of yen)
¥(12,239)	¥0	¥12,239

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

We changed the number of shares that constitute one unit from 100 to 10 on December 1, 2005.

Item 15. Controls and Procedures

As of March 31, 2007, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer and other executive officers performing similar functions, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and other executive officers performing similar functions concluded that our disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms.

There has been no change in the ORIX Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). The internal control over financial reporting process of the ORIX Group was designed by, or under the supervision of, the Company’s Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and other executive officers performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the ORIX Group;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the ORIX Group are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of ORIX Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2007 by using the criteria set forth in “Internal Control—Integrated Framework” issued by the

Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2007.

Management’s assessment of the effectiveness of our internal control over financial reporting has been audited by KPMG AZSA & Co., an independent registered public accounting firm, who also audited our financial statements as of and for the year ended March 31, 2007, as stated in their audit report which is included herein.

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

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2006 and 2007, our auditors (including Japanese and overseas affiliates of KPMG AZSA & Co.) billed us ¥882 million and ¥1,172 million for direct audit fees, respectively.

AUDIT-RELATED FEES

In fiscal 2006 and 2007, our auditors billed us ¥176 million and ¥48 million for audit-related services, including services related to due diligence, respectively.

TAX FEES

In fiscal 2006 and 2007, our auditors billed us ¥44 million and ¥57 million for tax-related services, including tax compliance and tax advice, respectively.

ALL OTHER FEES

In fiscal 2006 and 2007, our auditors billed us ¥1 million and ¥20 million, respectively, for other products and services which primarily consisted of advisory services.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

In terms of audit services, every year the independent registered public accounting firm draws up its annual audit plan and annual budget, which is evaluated by ORIX’s Accounting Department. Subsequently, pre-approval is obtained from the Audit Committee.

Regarding non-audit services, this is in principle not entrusted to the independent registered public accounting firm or their group. In the case that ORIX must engage the services of the independent registered public accounting firm, pre-approval is obtained from the Audit Committee on a case-by-case basis only after the reason has been specified.

Item 16D. Exemptions from the Listing Standards for the Audit Committee

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Fiscal 2007	(a) Total number of Shares (or Units) Purchased (i)	(b) Average Price Paid per Share (or Unit) (ii)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (ii)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
April 1 to 28	74	¥35,233	0	0
May 2 to 31	29	33,026	0	0
June 1 to 30	20	28,248	0	0
July 1 to 30	17	26,102	0	0
August 1 to 31	17	30,535	0	0
September 1 to 30	14	31,500	0	0
October 3 to 31	28	33,711	0	0
November 1 to 30	10	32,510	0	0
December 1 to 30	21	32,512	0	0
January 3 to 31	51	34,647	0	0
February 1 to 28	32	35,236	0	0
March 1 to 31	49	31,701	0	0
Total	49,001	11,568	0	0

(i)	One unit of the Shares is comprised of 10 Shares. The number of shares constituting one unit was reduced from 100 to 10 on December 1, 2005. Each unit of Shares has one vote. A holder who owns Shares in other than a multiple of 10 will own less than a whole unit (i.e., for the portion constituting fewer than 10 Shares). Under the unit share system, holders of Shares constituting less than a unit have the right to require ORIX to purchase their Shares and the right to require ORIX to sell them additional Shares to create a whole unit of 10 Shares. The total number of Shares purchased in column (a) represents Shares that ORIX purchased at the request of shareholders who held less than one unit of shares.
(ii)	No plan or program to purchase Shares was announced in fiscal 2007 nor up until the filing of this annual report.

PART III

Item 17. Financial Statements

ORIX has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-73.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2006 and 2007 (page F-4)

(b)	Consolidated Statements of Income for the years ended March 31, 2005, 2006 and 2007 (page F-5)

(c)	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2005, 2006 and 2007 (page F-6)

(d)	Consolidated Statements of Cash Flows for the years ended March 31, 2005, 2006 and 2007 (page F-7)

(e)	Notes to Consolidated Financial Statements (page F-8 to F-72)

(f)	Schedule II. – Valuation and Qualifying Accounts and Reserves (page F-73)

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 20, 2006 (Incorporated by reference from the annual report on Form 20F filed on July 24, 2006, commission file number 001-14856)

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 22, 2007

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on June 20, 2006 (Incorporated by reference from the annual report on Form 20F filed on July 24, 2006, commission file number 001-14856)

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics, as amended on April 26, 2005 (Incorporated by reference from the annual report on Form 20-F filed on July 15, 2005, commission file number 001-14856)

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of independent registered public accounting firm

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

Date: July 17, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2007, expressed in Japanese yen. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 12, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2007 have been translated into United States dollars solely for convenience of the reader. We have audited the translation, and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into United States dollars on the basis set forth in Note 1 (ab) to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan

July 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F, that ORIX Corporation (a Japanese corporation) and its subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that ORIX Corporation and its subsidiaries maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, ORIX Corporation and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2007, expressed in Japanese yen, and our report dated July 12, 2007 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan

July 12, 2007

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2006 AND 2007

ORIX Corporation and Subsidiaries

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
ASSETS
Cash and Cash Equivalents	¥245,856	¥215,163	$1,823
Restricted Cash	172,805	121,569	1,030
Time Deposits	5,601	913	8
Investment in Direct Financing Leases	1,437,491	1,258,404	10,660
Installment Loans	2,926,036	3,490,326	29,567
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(97,002)	(89,508)	(758)
Investment in Operating Leases	720,096	862,049	7,302
Investment in Securities	682,798	875,581	7,417
Other Operating Assets	91,856	152,106	1,288
Investment in Affiliates	316,773	367,762	3,115
Other Receivables	165,657	212,324	1,798
Inventories	140,549	216,150	1,831
Prepaid Expenses	40,676	54,855	465
Office Facilities	91,797	90,682	768
Other Assets	301,466	378,811	3,209

	¥7,242,455	¥8,207,187	$69,523

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Debt	¥1,336,414	¥1,174,391	$9,948
Deposits	353,284	446,474	3,782
Trade Notes, Accounts Payable and Other Liabilities	334,008	381,110	3,229
Accrued Expenses	89,043	122,202	1,035
Policy Liabilities	503,708	491,946	4,167
Income Taxes:
Current	45,464	75,678	641
Deferred	205,533	244,734	2,073
Security Deposits	150,836	174,196	1,476
Long-Term Debt	3,236,055	3,863,057	32,724

Total liabilities	6,254,345	6,973,788	59,075

Minority Interests	34,464	39,165	332

Commitments and Contingent Liabilities
Shareholders’ Equity:
Common stock:
Authorized 259,000,000 shares
Issued 90,289,655 shares in 2006 and 91,518,194 shares in 2007	88,458	98,755	836
Additional paid-in capital	106,729	119,402	1,011
Retained Earnings:
Legal reserve	2,220	2,220	19
Retained earnings	733,386	921,823	7,809
Accumulated other comprehensive income	27,603	55,253	468
Treasury stock, at cost:
399,076 shares in 2006 and 284,484 shares in 2007	(4,750)	(3,219)	(27)

	953,646	1,194,234	10,116

	¥7,242,455	¥8,207,187	$69,523

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2005, 2006 AND 2007

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Revenues:
Direct financing leases	¥86,591	¥96,136	¥90,445	$766
Operating leases	193,079	209,915	257,080	2,178
Interest on loans and investment securities	133,382	159,727	201,531	1,707
Brokerage commissions and net gains on investment securities	33,905	48,826	70,684	599
Life insurance premiums and related investment income	137,004	138,118	132,835	1,125
Real estate sales	123,162	74,943	87,178	739
Gains on sales of real estate under operating leases	1,554	8,970	22,958	194
Transportation revenues	55,339	—	—	—
Other operating revenues	148,011	193,247	279,842	2,371

Total revenues	912,027	929,882	1,142,553	9,679

Expenses:
Interest expense	51,985	59,168	81,541	691
Costs of operating leases	122,860	133,979	165,105	1,399
Life insurance costs	122,896	117,622	115,565	979
Costs of real estate sales	113,830	65,904	73,999	627
Costs of transportation revenues	46,594	—	—	—
Other operating expenses	98,807	123,460	147,693	1,251
Selling, general and administrative expenses	168,152	185,950	253,467	2,147
Provision for doubtful receivables and probable loan losses	39,332	16,178	13,798	117
Write-downs of long-lived assets	11,713	8,336	3,163	27
Write-downs of securities	4,930	4,540	5,592	47
Foreign currency transaction loss (gain), net	783	(212)	464	4

Total expenses	781,882	714,925	860,387	7,289

Operating Income	130,145	214,957	282,166	2,390
Equity in Net Income of Affiliates	20,043	32,080	31,946	270
Gains on Sales of Subsidiaries and Affiliates and Liquidation Loss	3,347	2,732	1,962	17

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	153,535	249,769	316,074	2,677
Provision for Income Taxes	67,498	96,790	126,358	1,070

Income before Minority Interests in Earnings of Subsidiaries	86,037	152,979	189,716	1,607
Minority Interests in Earnings of Subsidiaries, Net	2,456	3,221	4,781	40

Income from Continuing Operations	83,581	149,758	184,935	1,567

Discontinued Operations:
Income from discontinued operations, net (including gains on sales of ¥9,964 million in fiscal 2005 and ¥24,151 million in fiscal 2006 and ¥16,665 million in fiscal 2007)	13,305	27,351	17,922	152
Provision for income taxes	(5,390)	(10,721)	(6,924)	(59)

Discontinued operations, net of applicable tax effect	7,915	16,630	10,998	93

Income before Extraordinary Gain	91,496	166,388	195,933	1,660
Extraordinary Gain, net of applicable tax effect	—	—	573	5

Net Income	¥91,496	¥166,388	¥196,506	$1,665

	Yen			U.S. dollars
Amounts per Share of Common Stock:
Basic:
Income from continuing operations	¥993.71	¥1,695.60	¥2,048.90	$17.36
Discontinued operations	94.11	188.29	121.85	1.03
Extraordinary gain	—	—	6.35	0.05
Net income	1,087.82	1,883.89	2,177.10	18.44

Diluted:
Income from continuing operations	916.76	1,612.99	1,978.28	16.76
Discontinued operations	85.42	177.31	116.58	0.99
Extraordinary gain	—	—	6.07	0.05
Net income	1,002.18	1,790.30	2,100.93	17.80
Cash Dividends	25.00	40.00	90.00	0.76

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2005, 2006 AND 2007

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Common Stock:
Beginning balance	¥52,068	¥73,100	¥88,458	$749
Exercise of warrants and stock acquisition rights	1,032	2,829	2,259	19
Conversion of convertible bond	20,000	12,529	8,038	68

Ending balance	73,100	88,458	98,755	836

Additional Paid-in Capital:
Beginning balance	70,015	91,045	106,729	904
Exercise of warrants, stock acquisition rights and stock options	1,031	2,831	2,257	19
Conversion of convertible bond	19,999	12,528	6,250	53
Compensation cost of stock-option	—	—	3,515	30
Other, net	—	325	651	5

Ending balance	91,045	106,729	119,402	1,011

Legal Reserve:
Beginning balance	2,220	2,220	2,220	19

Ending balance	2,220	2,220	2,220	19

Retained Earnings:
Beginning balance	481,091	570,494	733,386	6,213
Cash dividends	(2,093)	(3,496)	(8,092)	(69)
Net income	91,496	166,388	196,506	1,665
Other, net	—	—	23	0

Ending balance	570,494	733,386	921,823	7,809

Accumulated Other Comprehensive Income (Loss):
Beginning balance	(33,141)	(1,873)	27,603	234
Net change of unrealized gains on investment in securities	15,102	10,706	22,138	187
Net change of minimum pension liability adjustments	6,877	458	(5)	(0)
Adjustment to initially apply FASB Statement No. 158	—	—	4,241	36
Net change of foreign currency translation adjustments	6,019	13,478	3,512	30
Net change of unrealized gains on derivative instruments	3,270	4,834	(2,236)	(19)

Ending balance	(1,873)	27,603	55,253	468

Treasury Stock:
Beginning balance	(8,206)	(7,653)	(4,750)	(40)
Exercise of stock options	805	3,025	1,518	13
Other, net	(252)	(122)	13	0

Ending balance	(7,653)	(4,750)	(3,219)	(27)

Total Shareholders’ Equity:
Beginning balance	564,047	727,333	953,646	8,079
Increase, net	163,286	226,313	240,588	2,037

Ending balance	¥727,333	¥953,646	¥1,194,234	$10,116

Summary of Comprehensive Income:
Net income	¥91,496	¥166,388	¥196,506	$1,665
Other comprehensive income	31,268	29,476	23,409	198

Comprehensive income	¥122,764	¥195,864	¥219,915	$1,863

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2005, 2006 AND 2007

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Cash Flows from Operating Activities:
Net income	¥91,496	¥166,388	¥196,506	$1,665
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	129,624	134,963	153,539	1,301
Provision for doubtful receivables and probable loan losses	39,332	16,178	13,798	117
Decrease in policy liabilities	(41,902)	(47,172)	(11,762)	(100)
Deferred tax provision	15,533	29,625	8,730	74
Gains from securitization transactions	(12,520)	(7,139)	(7,762)	(66)
Equity in net income of affiliates	(20,043)	(32,080)	(31,946)	(270)
Gains on sales of subsidiaries and affiliates and liquidation losses	(3,347)	(2,732)	(1,962)	(17)
Extraordinary gain	—	—	(573)	(5)
Minority interests in earnings of subsidiaries, net	2,456	3,221	4,781	40
Gains on sales of available-for-sale securities	(14,761)	(10,401)	(49,262)	(417)
Gains on sales of real estate under operating leases	(1,554)	(8,970)	(22,958)	(194)
Gains on sales of operating lease assets other than real estate	(4,746)	(7,184)	(12,105)	(103)
Write-downs of long-lived assets	11,713	8,336	3,163	27
Write-downs of securities	4,930	4,540	5,592	47
Decrease (increase) in restricted cash	(17,517)	(119,202)	51,299	435
Increase in loans held for sale	—	—	(52,811)	(447)
Decrease (increase) in trading securities	(21,430)	(9,091)	11,248	95
Increase in inventories	(21,906)	(56,596)	(85,899)	(728)
Increase in prepaid expenses	(975)	(2,316)	(13,708)	(116)
Increase in accrued expenses	8,255	2,755	36,594	310
Increase in security deposits	19,567	48,597	21,182	179
Other, net	(35,738)	24,283	10,444	89

Net cash provided by operating activities	126,467	136,003	226,128	1,916

Cash Flows from Investing Activities:
Purchases of lease equipment	(942,489)	(1,136,538)	(1,031,591)	(8,739)
Principal payments received under direct financing leases	633,724	670,781	610,780	5,174
Net proceeds from securitization of lease receivables, loan receivables and securities	191,976	194,806	275,998	2,338
Installment loans made to customers	(1,545,297)	(1,834,192)	(2,173,322)	(18,410)
Principal collected on installment loans	1,287,144	1,200,337	1,554,422	13,167
Proceeds from sales of operating lease assets	73,928	130,992	158,396	1,342
Investment in affiliates, net	(48,257)	10,754	(6,000)	(51)
Proceeds from sales of investment in affiliates	14,327	18,500	7,905	67
Purchases of available-for-sale securities	(219,890)	(201,123)	(254,044)	(2,152)
Proceeds from sales of available-for-sale securities	127,452	166,251	105,829	896
Maturities of available-for-sale securities	82,373	38,706	39,252	333
Purchases of other securities	(24,283)	(34,634)	(76,710)	(650)
Proceeds from sales of other securities	11,456	23,142	73,316	621
Purchases of other operating assets	(9,216)	(25,630)	(50,238)	(425)
Proceeds from sales of other operating assets	3,539	6,452	7,668	65
Acquisitions of subsidiaries, net of cash acquired	(12,506)	(38,837)	(19,270)	(163)
Sales of subsidiaries, net of cash disposed	—	2,664	3,019	26
Other, net	(31,985)	8,212	(27,688)	(235)

Net cash used in investing activities	(408,004)	(799,357)	(802,278)	(6,796)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(34,227)	326,285	(111,360)	(943)
Proceeds from debt with maturities longer than three months	1,934,048	2,102,054	2,230,830	18,897
Repayment of debt with maturities longer than three months	(1,665,050)	(1,697,828)	(1,655,581)	(14,024)
Net increase in deposits due to customers	44,043	16,628	93,175	789
Issuance of common stock	2,052	5,975	4,516	38
Dividends paid	(2,093)	(3,496)	(8,092)	(69)
Net increase (decrease) in call money	(5,000)	10,000	(10,000)	(85)
Other, net	570	2,910	1,526	13

Net cash provided by financing activities	274,343	762,528	545,014	4,616

Effect of Exchange Rate Changes on Cash and Cash Equivalents	339	1,302	443	4

Net Increase (Decrease) in Cash and Cash Equivalents	(6,855)	100,476	(30,693)	(260)

Cash and Cash Equivalents at Beginning of Year	152,235	145,380	245,856	2,083

Cash and Cash Equivalents at End of Year	¥145,380	¥245,856	¥215,163	$1,823

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

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%–50% ownership or other means, are accounted for by using the equity method. For certain entities where the Company holds majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to Emerging Issue Task Force (“EITF”) 96-16 (Investor’s accounting for an investee when the investor has a majority of the voting interest but the minority shareholder or shareholders have certain approval or veto rights). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (“FIN 46(R)”) (“Consolidation of Variable Interest Entities”). A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified nine areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (f)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (g)), the determination of impairment of long-lived assets (see (h)), the determination of impairment of investment in securities (see (i)), the determination of the valuation allowance for deferred tax assets (see (j)), assessment and measurement of effectiveness in hedging relationship using

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

derivative financial instruments (see(l)), the determination of benefit obligation and net periodic pension cost (see (m)), and the determination of impairment of goodwill and other intangible assets (see (w)).

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

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of principal operating lease assets classified as transportation equipment is 7 years, as measuring equipment and personal computers is 4 years, and as real estate is 30 years. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of property management or other participation in performance of the lease asset. Where the Company or its subsidiaries have continuing involvement with the cash flows from such previously leased real estate disposed, the gains or losses arising from such disposition are separately disclosed as “Gains on sales of real estate under operating leases” whereas if the Company or its subsidiaries have no continuing involvement with the cash flows from such disposed real estate, the gains or losses are reported as “Discontinued operations-Income from discontinued operations, net.”

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

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against past due interest until qualifying for a return to accrual status and then any surpluses are taken to income.

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

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of endowments, term life, whole life and medical insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. The average rates of assumed investment yields are 1.6%, 2.0% and 2.1% for fiscal 2005, 2006 and 2007, respectively. A life insurance subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

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

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually assessed to determine whether the loan is impaired. If a loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loan if the loan is collateral dependent. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, prior charge-off experience for each category of collateralized receivables and uncollateralized receivables, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal.

(h) Impairment of long-lived assets

The Company and its subsidiaries have followed FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No. 144, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of real estate development projects, golf courses and other operating assets, shall be tested for recoverability whenever events

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying value of assets not recoverable is reduced to estimated fair value if lower than the carrying value. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

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

(l) Derivative financial instruments

The Company and its subsidiaries apply FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities” partially amended by FASB Statement No. 138 and Statement No. 149) and all derivatives held by the Company and its subsidiaries are recognized on the balance sheet at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the income statement. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the income statement, or recorded in other comprehensive income (loss).

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

Changes in the fair value of a derivative, which is not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(m) Pension plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries apply FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also adopted the currently effective recognition and disclosure provisions of FASB Statement No. 158 (“Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)”) on March 31, 2007, and recognized the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet. Changes in that funded status will be recognized in the year in which the changes occur through other comprehensive income (loss).

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

(n) Stock-based compensation

The Company and its subsidiaries adopted FASB Statement No. 123 (revised 2004) (FASB Statement 123(R)) (“Share-Based Payment”), using the modified prospective method during fiscal 2007. FASB Statement 123(R) superseded APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) and replaced the existing FASB Statement No. 123 (“Accounting for Stock-Based Compensation”), and requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

Until the fiscal year ended March 31, 2006, the Company accounted for the stock-based compensation by applying the intrinsic value approach pursuant to APB Opinion No. 25 and recognized no compensation cost in fiscal 2005 and 2006 except for the new stock compensation program for directors, executive officers and group executives which was introduced in fiscal 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Had compensation costs for the Company’s stock option plans been determined consistent with FASB Statement No. 123(R), net income and earnings per share (EPS) in fiscal 2005 and 2006 would have been as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
As reported:
Net income	¥91,496	¥166,388	¥196,506	$1,665
Add: Stock-based compensation expenses included in reported net income	—	313	—	—
Less: Total stock-based compensation expenses determined by fair value based method	(2,199)	(3,567)	—	—
Pro forma:
Net income	89,297	163,134	—	—

Net income
As reported:
Basic EPS	¥1,087.82	¥1,883.89	¥2,177.10	$18.44
Diluted EPS	1,002.18	1,790.30	2,100.93	17.80
Pro forma:
Basic EPS	1,061.67	1,847.05	—	—
Diluted EPS	978.45	1,755.61	—	—

The Company recognized incremental stock-based compensation costs of its stock-option program and stock compensation program, ¥3,515 million ($30 million) and ¥833 million ($7 million), respectively, using the binominal option-pricing model for the year ended 2007 while the fair value of stock option was measured using the Black-Scholes option pricing model until fiscal 2006.

(o) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and Company Law implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2007 would have increased by approximately ¥24,674 million ($209 million), with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(p) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(q) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund, deposits related to servicing agreements and deposits collected on behalf of the customers and applied to non-recourse loans.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥9,877 million and ¥16,035 million ($136 million) as of March 31, 2006 and 2007, respectively. Estimated useful lives range up to 50 years for buildings, up to 56 years for fixtures and up to 20 years for machinery and equipment.

(s) Other receivables

Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2006 and 2007, advance and/or progress payments were ¥127,098 million and ¥200,840 million ($1,701 million), respectively, and finished goods were ¥13,451 million and ¥15,310 million ($130 million), respectively.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥32,672 million and ¥34,724 million ($294 million) as of March 31, 2006 and 2007, respectively. Estimated useful lives range up to 62 years for buildings and fixtures and up to 20 years for machinery and equipment.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits and advance payments made in relation to purchases of assets to be leased and to construction of real estate under operating lease.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed FASB Statement No. 141 (“Business Combinations”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”). FASB Statement No. 141 requires that all

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are no longer amortized but tested at least annually for impairment. Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”).

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include derivative payables and guarantee liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥74 million, ¥69 million and ¥636 million ($5 million) in fiscal 2005, 2006 and 2007, respectively, related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2005, 2006 and 2007 are ¥13,012 million, ¥12,465 million and ¥13,664 million ($116 million), respectively.

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

(ab) Financial statements presentation in U.S. dollars

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2007, which was ¥118.05 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

In December 2004, FASB Statement No. 123 (revised 2004) (FASB Statement No. 123(R)) (“Share-Based Payment”) was issued. FASB Statement No. 123(R) supersedes APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) and amends FASB Statement No. 123. This Statement requires the Company to measure and record compensation expense for stock options and other share-based payment based on the instruments’ fair value. This Statement is effective in fiscal year beginning after June 15, 2005, using a modified version of prospective application or may elect to apply a modified version of retrospective application. The Company has adopted this Statement in fiscal 2007 using a modified version of prospective application. For additional information about the Company and its subsidiaries’ results of operations or financial position related to adoption of this Statement, see Note 1 (n) and 17 to the consolidated financial statements.

In May 2005, FASB Statement No. 154 (“Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3”) was issued. This Statement replaces APB Opinion No. 20 (“Accounting Changes”) and FASB Statement No. 3 (“Reporting Accounting Changes in Interim Financial Statements”), and provides guidance on the accounting for and reporting of accounting changes and error corrections. This Statement requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standards do not include specific transition provisions, unless it is impracticable to do so. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In February 2006, FASB Statement No. 155 (“Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140”) was issued. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1 (“Application of Statement 133 to Beneficial Interests in Securitized Financial Assets”), and amends FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125”). This Statement is effective for all financial instruments acquired or issued after the beginning of fiscal years that begin after September 15, 2006. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

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

In June 2006, FASB Interpretation No. 48 (“Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statements No. 109”) was issued. This interpretation clarifies the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Statement is effective for fiscal years beginning after December 15, 2006. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In September 2006, FASB Statement No. 157 (“Fair Value Measurements”) was issued. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In September 2006, FASB Statement No. 158 (“Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans—an amendment of FASB Statement No. 87, 88, 106 and 132(R)”) was issued. This statement requires an employer to recognize the funded status of their defined benefits pension and other postretirement plans, measured as the difference between the fair value of plan assets and the benefit obligation, on its consolidated balance sheet, and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income (loss). It also requires that plan assets and benefit obligations be measured as of the date of the company’s fiscal year-end. The Company and its subsidiaries adopted FASB Statement No. 158 on March 31, 2007. For additional information about the Company and its subsidiaries’ results of operations or financial position related to adoption of this Statement, see Note 16 to the consolidated financial statements.

In February 2007, FASB Statement No. 159 (“The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”) was issued. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value and amends FASB Statement No. 115 (“Accounting for Certain Investments in Debt and Equity Securities”). This Statement is effective for fiscal years beginning after November 15, 2007. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Statement will have on the Company and its subsidiaries’ results of operations or financial position.

(af) Reclassifications

Certain amounts in fiscal 2005 and 2006 consolidated financial statements have been reclassified to conform to fiscal 2007 presentation.

2. Acquisitions

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

During fiscal 2006, the Company and its subsidiaries acquired six entities for a total cost of ¥73,454 million, which was paid in cash of ¥54,306 million and its subsidiary’s common stocks of ¥19,148 million. Goodwill recognized in these transactions amounted to ¥46,950 million, which is not deductible for income tax calculation purposes. Acquired intangible assets other than goodwill recognized in these transactions amounted to ¥22,753 million, including ¥22,579 million for the trade name. Acquisitions were made in line with the Company’s plans to expand its operations in The Americas, Real Estate-Related Finance, Real Estate and Other segments.

During fiscal 2007, the Company and its subsidiaries acquired 10 entities for a total cost of ¥57,941 million ($491 million), which was mainly paid in cash. Goodwill recognized in these transactions amounted to ¥18,600 million ($157 million), which is not deductible for income tax calculation purposes. Acquired intangible assets other than goodwill recognized in these transactions amounted to ¥4,253 million ($36 million), which mainly consist of ¥1,312 million ($11 million) for real estate management service contracts and ¥1,007 million ($9 million) for the trade name. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. Thus, the amount of the goodwill could possibly be adjusted upon completion of the purchase price allocation. Acquisitions were mainly made in line with the Company’s plans to expand its operations in Real Estate segments. The segment in which goodwill is allocated is disclosed in Note 12 “Goodwill and Other Intangible Assets”.

3. Cash Flow Information

Cash payments during fiscal 2005, 2006 and 2007 are as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Cash payments:
Interest	¥57,613	¥65,812	¥88,671	$751
Income taxes	63,613	57,920	94,718	802

Non-cash investing and financing activities are excluded from the consolidated statements of cash flows. As non-cash investing activities, the Company and its subsidiaries assumed ¥47,961 million, ¥50,567 million and ¥12,468 million ($106 million) of liabilities in connection with acquisitions in fiscal 2005, 2006 and 2007, respectively. In addition, subsidiary’s common stocks of ¥19,148 million were exchanged in connection with an acquisition in fiscal 2006. As non-cash financing activities, ¥39,999 million, ¥25,057 million and ¥14,288 million ($121 million) of convertible bonds were converted to common stocks in fiscal 2005, 2006 and 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

4. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2006 and 2007 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Minimum lease payments receivable	¥1,536,081	¥1,350,622	$11,441
Estimated residual value	58,611	55,983	474
Initial direct costs	16,373	13,295	113
Unearned lease income	(173,574)	(161,496)	(1,368)

	¥1,437,491	¥1,258,404	$10,660

Minimum lease payments receivable are due in periodic installments through fiscal 2028. At March 31, 2007, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥492,721	$4,174
2009	354,948	3,007
2010	227,677	1,929
2011	124,561	1,055
2012	52,682	446
Thereafter	98,033	830

Total	¥1,350,622	$11,441

Gains and losses from the disposition of direct financing lease assets were not significant for fiscal 2005, 2006 and 2007.

5. Investment in Operating Leases

Investment in operating leases at March 31, 2006 and 2007 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Transportation equipment	¥437,012	¥529,654	$4,487
Measuring equipment and personal computers	166,679	173,336	1,468
Real estate and other	389,081	477,351	4,044

	992,772	1,180,341	9,999
Accumulated depreciation	(288,853)	(337,946)	(2,863)

Net	703,919	842,395	7,136
Rental receivables	16,177	19,654	166

	¥720,096	¥862,049	$7,302

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Gains and losses from the disposition of real estate under operating lease assets are disclosed separately as gains on sales of real estate under operating leases or discontinued operations in the accompanying consolidated statements of income.

For fiscal 2005, 2006 and 2007, gains from the disposition of assets under operating leases other than real estate are ¥4,746 million, ¥7,184 million and ¥12,105 million ($103 million), respectively, and are included in operating lease revenues.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Costs of depreciation and various expenses for fiscal 2005, 2006 and 2007 are as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Depreciation	¥91,266	¥100,755	¥121,555	$1,030
Various expenses	31,594	33,224	43,550	369

	¥122,860	¥133,979	¥165,105	$1,399

The operating lease contracts include non-cancelable lease terms ranging from one month to 20 years. The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥131,269	$1,112
2009	88,730	752
2010	57,896	490
2011	31,063	263
2012	13,262	112
Thereafter	24,033	204

Total	¥346,253	$2,933

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

6. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2006 and 2007 is as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Borrowers in Japan:
Consumer—
Housing loans	¥654,171	¥627,659	$5,317
Card loans	318,910	335,288	2,840
Other	113,217	92,666	785

	1,086,298	1,055,613	8,942

Corporate—
Real estate companies	416,128	620,946	5,260
Commercial, industrial and other companies	1,002,076	1,302,595	11,034

	1,418,204	1,923,541	16,294

	2,504,502	2,979,154	25,236

Overseas corporate, industrial and other borrowers	254,994	304,391	2,579
Purchased loans*	153,158	191,959	1,626
Loan origination costs, net	13,382	14,822	126

	¥2,926,036	¥3,490,326	$29,567

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtor is unlikely and consist mainly of housing loans, loans to real estate companies and commercial, industrial and other companies in Japan.

Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

At March 31, 2007, the contractual maturities of installment loans except purchased loans and loan origination costs for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥768,810	$6,513
2009	576,558	4,884
2010	462,566	3,918
2011	291,948	2,473
2012	394,799	3,344
Thereafter	788,864	6,683

Total	¥3,283,545	$27,815

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥123,245 million, ¥147,287 million and ¥181,972 million ($1,541 million) for fiscal 2005, 2006 and 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain loans, which the Company has the intent and ability to sell or securitize to outside parties in the foreseeable future, are considered held-for-sale and are carried at the lower of cost or market value determined on an individual basis. These loans held for sale are included in installment loans and the outstanding balance of these loans as of March 31, 2007 is ¥52,811 million ($447 million).

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

Purchased loans acquired by the Company and its subsidiaries are generally characterized by extended period of non-performance by the borrower which result in limited or no expectation of further performance by the borrower except through liquidation of collateral. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment, or arrangement of evacuation of the property after foreclosure, or the sale of such loans to third parties. In some cases, the Company and its subsidiaries may employ a number of these strategies to maximize collateral realization. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery or cash basis methods of income recognition for such purchased loans. The carrying amounts of these purchased loans are ¥153,158 million and ¥191,959 million ($1,626 million), respectively and the fair value at the acquisition date of these purchased loans acquired during fiscal 2006 and 2007 is ¥116,607 million and ¥135,746 million ($1,150 million).

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥16,500 and ¥14,765 million ($125 million) as of March 31, 2006 and 2007.

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2006 and 2007 are as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Beginning balance	¥5,498	¥8,028	$68
Provisions charged to income	3,244	1,545	13
Charge-offs	(732)	(1,049)	(9)
Other*	18	(5)	(0)

Ending balance	¥8,028	¥8,519	$72

*	Other includes foreign currency translation adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

7. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2005, 2006 and 2007 are as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Beginning balance	¥128,020	¥115,250	¥97,002	$822
Provisions charged to income	39,332	16,178	13,798	117
Charge-offs	(54,122)	(37,258)	(23,389)	(198)
Recoveries	1,472	1,127	2,059	17
Other*	548	1,705	38	0

Ending balance	¥115,250	¥97,002	¥89,508	$758

*	Other includes foreign currency translation adjustments and amounts reclassified to discontinued operations.

The balance of the allowance broken down into investment in direct financing leases and installment loans at March 31, 2006 and 2007 is as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Balance of allowance related to:
Investment in direct financing leases	¥30,723	¥25,545	$216
Installment loans	66,279	63,963	542

Total	¥97,002	¥89,508	$758

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

The recorded investments in loans considered impaired are ¥83,658 million and ¥100,589 million ($852 million) as of March 31, 2006 and 2007, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥66,543 million and ¥67,934 million ($575 million) as of March 31, 2006 and 2007, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥31,056 million and ¥29,189 million ($247 million) as of March 31, 2006 and 2007, respectively. This valuation allowance is included in the allowance for doubtful

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets. The recorded investments in loans considered impaired above include purchased loans considered impaired as described in Note 6.

The average recorded investments in impaired loans for fiscal 2005, 2006 and 2007 were ¥91,782 million, ¥84,803 million and ¥91,037 million ($771 million), respectively.

The Company and its subsidiaries recognized interest income on impaired loans of ¥1,790 million, ¥1,771 million and ¥2,388 million ($20 million), and collected in cash interest on impaired loans of ¥1,613 million, ¥1,455 million and ¥1,752 million ($15 million) in fiscal 2005, 2006 and 2007, respectively.

The Company and its subsidiaries use 90 days for suspending recognition of income from direct financing leases and loans (see Note 1(e)).

As of March 31, 2006 and 2007, the balances of direct financing leases on non-accrual status were ¥20,494 million and ¥21,149 million ($179 million), and the balances of smaller-balance homogeneous loans on non-accrual status were ¥16,455 million and ¥12,656 million ($107 million), respectively.

8. Investment in Securities

Investment in securities at March 31, 2006 and 2007 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Trading securities	¥61,971	¥45,912	$389
Available-for-sale securities	432,306	649,897	5,505
Other securities	188,521	179,772	1,523

Total	¥682,798	¥875,581	$7,417

Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 20).

For fiscal 2005, 2006 and 2007, net unrealized holding gains and losses on trading securities were losses of ¥764 million, gains of ¥1,901 million and gains of ¥6,649 million ($56 million), respectively.

During fiscal 2005 and 2006, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥158,740 million and ¥169,532 million, respectively, resulting in gross realized gains of ¥23,036 million and ¥12,216 million, respectively, and gross realized losses of ¥1,747 million and ¥1,185 million, respectively. During fiscal 2007, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥118,727 million ($1,005 million), resulting in gross realized gains of ¥50,009 million ($423 million) and gross realized losses of ¥368 million ($3 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2005, 2006 and 2007, the Company and its subsidiaries charged losses on securities of ¥4,930 million, ¥4,540 million and ¥5,592 million ($47 million), respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥78,355 million ($664 million) at March 31, 2007. Investments with an aggregate cost of ¥76,328 million ($647 million) were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investment.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at March 31, 2006 and 2007 are as follows:

March 31, 2006

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥1,270	¥60	¥(35)	¥1,295
Japanese prefectural and foreign municipal bond securities	18,711	—	(508)	18,203
Corporate debt securities	191,713	1,688	(3,751)	189,650
Mortgage-backed and other asset-backed securities	134,695	13,415	(416)	147,694
Equity securities	25,249	50,408	(193)	75,464

	¥371,638	¥65,571	¥(4,903)	¥432,306

March 31, 2007

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥1,200	¥74	¥(14)	¥1,260
Japanese prefectural and foreign municipal bond securities	27,376	45	(256)	27,165
Corporate debt securities	254,648	1,743	(1,547)	254,844
Mortgage-backed and other asset-backed securities	232,059	12,324	(147)	244,236
Equity securities	39,964	83,307	(879)	122,392

	¥555,247	¥97,493	¥(2,843)	¥649,897

March 31, 2007

	Millions of U.S. dollars
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	$10	$1	$(0)	$11
Japanese prefectural and foreign municipal bond securities	232	0	(2)	230
Corporate debt securities	2,156	15	(14)	2,157
Mortgage-backed and other asset-backed securities	1,966	104	(1)	2,069
Equity securities	339	706	(7)	1,038

	$4,703	$826	$(24)	$5,505

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2007:

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	¥—	¥—	¥977	¥(14)	¥977	¥(14)
Japanese prefectural and foreign municipal bond securities	4,171	(14)	18,127	(242)	22,298	(256)
Corporate debt securities	23,534	(81)	127,244	(1,466)	150,778	(1,547)
Mortgage-backed and other asset-backed securities	17,869	(86)	8,195	(61)	26,064	(147)
Equity securities	3,151	(862)	75	(17)	3,226	(879)

	¥48,725	¥(1,043)	¥154,618	¥(1,800)	¥203,343	¥(2,843)

	Millions of U.S. dollars
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	$—	$—	$8	$(0)	$8	$(0)
Japanese prefectural and foreign municipal bond securities	35	(0)	154	(2)	189	(2)
Corporate debt securities	199	(1)	1,078	(13)	1,277	(14)
Mortgage-backed and other asset-backed securities	151	(1)	69	(0)	220	(1)
Equity securities	27	(7)	1	(0)	28	(7)

	$413	$(9)	$1,310	$(15)	$1,722	$(24)

Approximately 360 investment positions were in an unrealized loss position as of March 31, 2007. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates and credit spreads and market trends. As part of its ongoing monitoring process, management has concluded that none of these securities were other-than-temporarily impaired at March 31, 2007. The Company and its subsidiaries have the ability and intent to hold these securities for time sufficient to cover their amortized costs.

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities held at March 31, 2007:

	Millions of yen		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	¥21,320	¥21,499	$180	$182
Due after one to five years	291,596	294,777	2,470	2,497
Due after five to ten years	154,931	160,980	1,312	1,363
Due after ten years	47,436	50,249	402	425

	¥515,283	¥527,505	$4,364	$4,467

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥10,137 million, ¥12,440 million and ¥19,559 million ($166 million) for fiscal 2005, 2006 and 2007, respectively.

9. Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans and housing loans) and investment in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose corporations that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs generally have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

During fiscal 2005, 2006 and 2007, the Company and its subsidiaries sold direct financing lease receivables, installment loans and investment in securities in securitization transactions. Certain information with respect to these transactions is as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Direct financing leases:
Balance sold	¥97,177	¥108,973	¥167,567	$1,419
Gains on sales	3,877	4,733	4,237	36
Interests retained	66,024	25,809	26,608	225
Installment loans:
Balance sold	58,184	76,043	88,150	747
Gains on sales	2,115	1,776	3,146	27
Interests retained	9,562	4,976	19,495	165
Investment in securities:
Balance sold	24,760	2,651	12,519	106
Gains on sales	6,528	630	379	3
Interests retained	37,931	—	4,207	36

Regarding securitizations of direct financing lease receivables, for fiscal 2005, 2006 and 2007, revenues from retained interests of ¥5,640 million, ¥7,217 million and ¥6,484 million ($55 million), respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from retained interests of ¥13,371 million, ¥8,909 million and ¥1,715 million ($15 million) for fiscal 2005, 2006 and 2007, respectively, are included in interest on loans and investment securities in the consolidated statements of income. Regarding securitizations of investment in securities, revenues from retained interests of ¥259 million, ¥4,312 million and ¥4,141million ($35 million) for fiscal 2005, 2006 and 2007, respectively, are included in interest on loans and investment securities in the consolidated statements of income.

As of March 31, 2005, 2006 and 2007, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2005, 2006 and 2007 are as follows:

	2005				2006				2007
	Direct financing leases	Installment loans		Investment in securities	Direct financing leases	Installment loans		Investment in securities	Direct financing leases	Installment loans			Investment in securities
		Commercial mortgage loans	Mortgage loans for individuals			Commercial mortgage loans	Mortgage loans for individuals			Commercial mortgage loans	Mortgage loans for individuals	Others (*1)
	%	%	%	%	%	%	%	%	%	%	%	%	%
Expected credit loss	0.97-1.19	0.27-1.59	1.05	0.00	1.34-1.36	0.98-1.77	0.57	0.00	0.29-1.36	1.04-5.00	1.05-1.18	—	2.19-5.00
Discount rate	0.37-5.01	0.49-2.12	1.04-3.46	6.64-14.28	3.07-5.86	1.63-1.97	5.50	9.00	3.40-6.61	1.25-2.46	0.99-1.12	8.57-8.85	0.50-8.51
Annual prepayment rate	0.20-4.39	19.03-43.93	7.52	0.00	5.82-5.98	22.07-28.85	0.79	0.00	1.36-6.02	20.67-32.74	7.06-7.26	—	20.67-34.89

(*1)	With respect to others, certain subsidiary did not separate assumptions for expected credit loss and prepayment rate but considered the effect of expected credit loss and prepayment in estimating discount rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Retained interests from securitization transactions in fiscal 2007 and prior years are recorded in the consolidated balance sheet at March 31, 2007. Key economic assumptions used in measuring the fair value of retained interests as of March 31, 2007, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

2007
Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Others (*2)	Investment in securities
Expected credit loss	0.29%-1.39%	0.20%-5.00%	0.67%-1.14%	—	2.50%-5.00%
Discount rate	2.63%-7.29%	0.67%-2.48%	1.96%-6.25%	8.77%	0.67%-8.50%
Annual prepayment rate	0.21%-6.18%	23.74%-61.15%	0.88%-7.30%	—	26.13%-43.50%

(*2)	With respect to others, certain subsidiary did not separate assumptions for expected credit loss and prepayment rate but considered the effect of expected credit loss and prepayment in estimating discount rate.

		Installment loans					Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Others	Investment in securities	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Others	Investment in securities
Fair value of retained interests	¥69,703	¥7,988	¥23,619	¥5,995	¥46,875	$590	$68	$200	$51	$397
Book value of retained interests	61,900	6,280	21,706	5,995	39,422	524	53	184	51	334
Weighted average life (in years)	1.1-4.1	1.9	10.1-27.5	1.8	2.8-6.3	1.1-4.1	1.9	10.1-27.5	1.8	2.8-6.3
Expected credit loss:
+10%	706	7	11	—	3	6	0	0	—	0
+20%	1,410	14	22	—	6	12	0	0	—	0
Discount rate:
+10%	765	17	388	187	929	6	0	3	2	8
+20%	1,520	33	760	278	1,785	13	0	6	2	15
Prepayment rate:
+10%	150	157	289	—	15	1	1	2	—	0
+20%	299	313	559	—	30	3	3	5	—	0

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

Certain cash flows received from/(paid) to special-purpose entities for all securitization activities in fiscal 2005, 2006 and 2007 are summarized as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Proceeds from new securitizations	¥191,976	¥194,806	¥265,188	$2,246
Servicing fees received	274	323	290	2
Cash flows received on interests retained	31,403	47,625	37,923	321
Repurchases of ineligible assets	(24,215)	(20,952)	(13,410)	(114)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Quantitative information about delinquencies, net credit losses, and components of financial assets sold on securitization and other assets managed together as of March 31, 2006 and 2007 are as follows:

March 31, 2006

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,598,205	¥20,494	¥11,018
Installment loans	3,065,547	100,113	25,113

Total assets managed or sold on securitization	4,663,752	¥120,607	¥36,131

Less: assets sold on securitization	(300,225)

Assets held in portfolio	¥4,363,527

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2006, are ¥333,509 million, but the assets of ¥33,284 million, of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

A subsidiary sold in securitization of investment securities, and it sold a portion of the retained interests in fiscal 2006. The assets sold as a result of these transactions were ¥29,460 million as of March 31, 2006, and were not included in the table above.

March 31, 2007

	Millions of yen			Millions of dollars
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,514,820	¥21,149	¥7,121	$12,832	$179	$60
Installment loans	3,644,683	113,245	14,209	30,874	959	121

Total assets managed or sold on securitization	5,159,503	¥134,394	¥21,330	43,706	$1,138	$181

Less: assets sold on securitization	(410,773)			(3,480)

Assets held in portfolio	¥4,748,730			$40,226

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2007, are ¥444,051 million ($3,762 million), but the assets of ¥33,278 million ($282 million), of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In fiscal 2007 and prior years, the Company and its subsidiaries sold in securitization of investment securities. The assets sold as a result of these transactions are ¥41,535 million ($352 million) as of March 31, 2007, and are not included in the table above.

In fiscal 2007 and prior years, the Company and its subsidiaries entered into other lease receivable securitization programs and other installment loan securitization programs that are not accounted for as sales but as secured borrowings. The payables under these securitization programs of ¥106,333 million and ¥260,529 million ($2,207 million) are included in long-term debt as of March 31, 2006 and 2007 respectively. The collateral under these securitization programs of ¥50,041 million and ¥117,578 million ($996 million), ¥143,542 million and ¥270,106 million ($2,288 million), and cash collateral of ¥2,888 million and ¥7,160 million ($61 million) are included in investment in direct financing leases, installment loans and other assets in the consolidated balance sheets as of March 31, 2006 and 2007, respectively.

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

The Company and its subsidiaries provide installment loans to such SPEs in the aggregate of ¥21,278 million and ¥26,492 million ($224 million) as of March 31, 2006 and 2007, and occasionally make investments in these SPEs, which amount to ¥6,292 million and ¥13,757 million ($117 million) as of March 31, 2006 and 2007, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Total assets of such SPEs are ¥133,846 million and ¥132,328 million ($1,121 million) as of March 31, 2006 and 2007, respectively. Among those SPEs, no SPEs were subject to consolidation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company and its subsidiaries provide non-recourse loans to SPEs and hold debt securities issued by certain SPEs in the aggregate of ¥4,013 million and ¥40,360 million ($342 million) as of March 31, 2006 and 2007, respectively, and/or make investments in these SPEs, which amount to ¥13,146 million and ¥33,920 million ($287 million) as of March 31, 2006 and 2007, respectively. Among such SPEs, the Company and its subsidiaries provide non-recourse loans to non-consolidated SPEs and hold debt securities issued by certain non-consolidated SPE’s in the aggregate of ¥3,813 million and ¥33,636 million ($285 million) as of March 31, 2006 and 2007, respectively, and/or make investments in these non-consolidated SPE’s, which amount to ¥3,581 million and ¥22,539 million ($191 million) as of March 31, 2006 and 2007, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans, debt securities and investments referred to above.

Total assets of such SPEs are ¥72,986 million and ¥142,644 million ($1,208 million) as of March 31, 2006 and 2007, respectively. Among those SPEs, total assets of consolidated SPEs were ¥20,958 million and ¥24,015 million ($203 million) as of March 31, 2006 and 2007, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets.

Certain consolidated SPEs borrowed from financial institutions, and ¥11,376 million of the SPEs’ assets were pledged as collateral for the non-recourse loans as of March 31, 2006. None of the SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2007. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

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

Total assets of such SPEs are ¥93,585 million and ¥118,499 million ($1,004 million) as of March 31, 2006 and 2007, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets as of March 31, 2006 and 2007, respectively.

Certain SPEs borrow non-recourse loans from financial institutions, and ¥24,803 million and ¥24,380 million ($207 million) of SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2006 and 2007, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(d) SPEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with SPEs established for the corporate rehabilitation support business. SPEs receive the funds from investors including the financial institutions, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Company and the subsidiary and purchase loan receivables due from borrowers which have financial problems, but deemed to have the potential to recover in the future. The servicing operations for the SPEs are mainly conducted by the subsidiary.

The Company and its subsidiary consolidated such SPEs since the Company and the subsidiary have the majority of the investment share of such SPEs.

Total assets of the consolidated SPEs are ¥25,659 million and ¥23,601 million ($200 million) as of March 31, 2006 and 2007, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of March 31, 2006 and 2007, respectively. Certain SPEs borrow non-recourse loans from financial institutions, and ¥1,725 million and ¥1,250 million ($11 million) of SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2006 and 2007, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(e) SPEs for acquisition of loan receivables

The Company is involved with SPEs established by customers to purchase loan receivables. SPEs receive loan receivables as trust assets from the customers. The servicing operations for the SPEs are mainly conducted by the customers.

The Company consolidated such SPEs since the Company purchased all of beneficial interests of such SPEs.

Total assets of the consolidated SPEs are ¥158,787 million and ¥131,127 million ($1,111 million) as of March 31, 2006 and 2007, respectively. Those assets are mainly included in installment loans in the consolidated balance sheet as of March 31, 2006 and 2007.

(f) SPEs for investment in securities

The Company and its subsidiaries have the interests of SPEs that are investment funds and mainly invest in equity and debt securities. Such SPEs are managed by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such SPEs since the Company has the majority of the investment share of them.

Total assets of the consolidated SPEs are ¥33,912 million ($287 million) as of March 31, 2007. Those assets are mainly included in other operating assets and investment in affiliates in the consolidated balance sheet as of March 31, 2007.

(g) Kumiai structures

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated statements of income. The Company and its subsidiaries do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE.

The Company has evaluated each of these structures pursuant to Interpretation No. 46(R) and has concluded that although the SPEs that are part of the kumiai structure are VIEs, the Company and its subsidiaries do not have the primary beneficial interest. As a result, these SPEs are not consolidated by the Company and its subsidiaries.

11. Investment in Affiliates

Investment in affiliates at March 31, 2006 and 2007 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Common stock, at equity value	¥308,401	¥356,895	$3,023
Loans	8,372	10,867	92

	¥316,773	¥367,762	$3,115

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥96,056 million and ¥165,462 million, respectively, as of March 31, 2006 and ¥99,052 million ($839 million) and ¥165,038 million ($1,398 million), respectively, as of March 31, 2007.

In fiscal 2005, 2006 and 2007, the Company and its subsidiaries received dividends from affiliates (including a withdrawal from an investment in affiliate accompanying its termination) of ¥5,453 million, ¥21,731 million and ¥3,781 million ($32 million), respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥38,111 million and ¥41,587 million ($352 million) as of March 31, 2006 and 2007, respectively.

ORIX JREIT Inc. (“ORIX JREIT”) entered into an asset management agreement with one of the Company’s subsidiaries and paid ¥915 million of management fees for fiscal 2005, ¥1,095 million for fiscal 2006 and ¥1,314 million ($11 million) for fiscal 2007, respectively.

The Company and its subsidiaries sold office buildings under operating leases to ORIX JREIT and recognized ¥8,574 million and ¥22,642 million ($192 million) of gains on the sales, which were included in gains on sales of real estate under operating leases in the accompanying consolidated statements of income for fiscal 2006 and 2007, respectively. The related intercompany profits have been eliminated based on the Company’s proportionate share under the equity method. There was no such transaction in fiscal 2005.

During fiscal 2006, ORIX JREIT issued 50,000 units of ORIX JREIT to the public at an issue price of ¥700,780 per unit, receiving aggregate proceeds of ¥35,039 million. As a result of the issuance of new units, the ownership interest of the Company’s subsidiary in ORIX JREIT decreased from 10% to 8%. Because the issuance price per unit issued by ORIX JREIT was more than the average carrying amount per unit of the subsidiary, the subsidiary was required to adjust the carrying amounts of its investments in ORIX JREIT by ¥764 million and recognized gains in earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

On September 7, 2006, the Company notified the Hanwha Group of Korea that the Company had decided to exercise a put option to sell all of its 120,700,000 shares, representing a 17% ownership interest, in Korea Life Insurance Co., Ltd., which a consortium including the Company purchased from Korea Deposit Insurance Corporation (“KDIC”) in December 2002. However, as the parties have not reached an agreement on the terms including the sale price for exercising the put option, the Company filed a petition with the International Chamber of Commerce International Court of Arbitration located in New York (the “ICC”) on February 23, 2007, seeking arbitration with the Hanwha Group of Korea to resolve this matter. On the other hand, on July 28, 2006, KDIC initiated an arbitration proceeding with the ICC against the consortium, including the Company, seeking to rescind the sale of shares of Korea Life Insurance Co., Ltd. and other relief. KDIC’s claims are based on certain facts regarding the bidding process, which were previously the subject of dispute in a legal proceeding in Korea to which the Company was not a party. However, the three levels of courts in Korea, including the Supreme Court (the highest court in Korea), found that the basis for the claims had not been established.

During fiscal 2006, the Company acquired an interest in an affiliate accounted for under the equity method for which the purchase price allocation was not complete as of March 31, 2006. Upon completion of valuation of investee assets and liabilities during fiscal 2007 it was determined that the fair value of investee net assets exceeded the purchase price paid. This excess of fair value of the Company’s proportionate interest in the net assets of investee upon acquisition has been recorded first as a reduction of non-current assets of the investee with the excess reported as an extraordinary gain of ¥573 ($5 million) million, net of tax of ¥396 ($3 million) million, during fiscal 2007.

Companies comprising a significant portion of investment in affiliates are DAIKYO INCORPORATED (43% of equity share), The Fuji Fire and Marine Insurance Company Limited (25%) and Korea Life Insurance Co., Ltd. (17%).

Combined and condensed information relating to the affiliates accounted for by the equity method for fiscal 2005, 2006 and 2007 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on the lag basis):

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Operations:
Total revenues	¥1,470,624	¥1,932,408	¥2,128,620	$18,032
Income before income taxes	148,636	165,707	199,030	1,686
Net income	107,809	142,413	148,643	1,259

Financial position:
Total assets	¥6,960,937	¥7,485,439	¥8,970,148	$75,986
Total liabilities	6,257,525	6,822,846	7,912,866	67,030
Shareholders’ equity	703,412	662,593	1,057,282	8,956

The Company and its subsidiaries had no significant transactions with these companies except as described above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

12. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2005, 2006 and 2007 are as follows:

	Millions of yen
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Balance at March 31, 2004	¥594	¥1,129	¥—	¥—	¥2,309	¥4,452	¥566	¥5,773	¥2,761	¥17,584
Acquired	440	—	—	—	237	—	1,653	—	—	2,330
Impairment	(251)	—	—	—	—	—	—	—	—	(251)
Other (net)*	—	(848)	—	—	—	—	(210)	113	(417)	(1,362)

Current period change	189	(848)	—	—	237	—	1,443	113	(417)	717

Balance at March 31, 2005	783	281	—	—	2,546	4,452	2,009	5,886	2,344	18,301
Acquired	23	—	—	—	721	—	—	46,206	—	46,950
Impairment	(655)	—	—	—	—	—	—	(499)	—	(1,154)
Other (net)*	270	—	—	—	—	—	3	943	(310)	906

Current period change	(362)	—	—	—	721	—	3	46,650	(310)	46,702

Balance at March 31, 2006	421	281	—	—	3,267	4,452	2,012	52,536	2,034	65,003
Acquired	—	—	—	—	15,455	—	3,145	—	—	18,600
Impairment	(1)	—	—	—	—	—	(15)	—	—	(16)
Other (net)*	5	1	—	—	(4)	—	(19)	170	227	380

Current period change	4	1	—	—	15,451	—	3,111	170	227	18,964

Balance at March 31, 2007	¥425	¥282	¥—	¥—	¥18,718	¥4,452	¥5,123	¥52,706	¥2,261	¥83,967

	Millions of U.S. dollars
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Balance at March 31, 2006	$4	$2	$—	$—	$28	$38	$17	$445	$17	$551
Acquired	—	—	—	—	131	—	26	—	—	157
Impairment	(0)	—	—	—	—	—	(0)	—	—	(0)
Other (net)*	0	0	—	—	(0)	—	(0)	1	2	3

Current period change	0	0	—	—	131	—	26	1	2	160

Balance at March 31, 2007	$4	$2	$—	$—	$159	$38	$43	$446	$19	$711

*	Other foreign currency translation adjustments and certain other reclassifications.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other intangible assets at March 31, 2006 and 2007 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Intangible assets not subject to amortization:
Trade name	¥24,164	¥25,282	$214
Others	3,169	3,258	28

	27,333	28,540	242

Intangible assets subject to amortization:
Software	48,625	54,665	463
Others	10,022	12,199	103

	58,647	66,864	566
Accumulated amortization	(33,770)	(40,662)	(344)

Net	24,877	26,202	222

	¥52,210	¥54,742	$464

The aggregate amortization expenses for intangible assets are ¥7,966 million, ¥8,553 million and ¥8,859 million ($75 million) in fiscal 2005, 2006 and 2007, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥8,131 million ($69 million) in fiscal 2008, ¥6,229 million ($53 million) in fiscal 2009, ¥ 4,178 million ($35 million) in fiscal 2010, ¥2,681 million ($23 million) in fiscal 2011 and ¥1,360 million ($12 million) in fiscal 2012, respectively.

13. Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2006 and 2007 are as follows:

March 31, 2006

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥244,215	1.1%
Short-term debt outside Japan, mainly from banks	291,088	5.5
Commercial paper in Japan	800,677	0.2
Commercial paper outside Japan	434	1.6

	¥1,336,414	1.5

March 31, 2007

	Millions of yen	Millions of U.S. dollars	Weighted average rate
Short-term debt in Japan, mainly from banks	¥224,284	$1,900	1.7%
Short-term debt outside Japan, mainly from banks	278,613	2,360	5.7
Commercial paper in Japan	671,316	5,687	0.6
Commercial paper outside Japan	178	1	1.9

	¥1,174,391	$9,948	2.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The composition of long-term debt , the weighted average contract interest rate on long-term debt and the repayment due at March 31, 2006 and 2007 are as follows:

March 31, 2006

	Due	Millions of yen	Weighted average rate
Banks:
Fixed rate	2007~2020	¥160,793	2.4%
Floating rate	2007~2021	1,210,746	1.1
Insurance companies and others:
Fixed rate	2007~2014	422,361	1.3
Floating rate	2007~2021	250,052	0.6
Unsecured bonds	2007~2016	917,783	1.1
Unsecured convertible bonds	2007	3,154	0.0
Unsecured bond with stock acquisition rights	2023	56,090	0.0
Unsecured notes under medium-term note program	2007~2016	108,743	5.2
Payables under securitized lease receivables	2007~2009	27,824	1.0
Payables under securitized loan receivables	2007~2009	78,509	0.6

		¥3,236,055	1.2

March 31, 2007

	Due	Millions of yen	Millions of U.S. dollars	Weighted average rate
Banks:
Fixed rate	2008~2021	¥216,024	$1,830	2.5%
Floating rate	2008~2014	1,504,993	12,749	1.5
Insurance companies and others:
Fixed rate	2008~2016	433,753	3,674	1.4
Floating rate	2008~2017	277,355	2,349	1.2
Unsecured bonds	2008~2016	1,041,680	8,824	1.7
Unsecured bond with stock acquisition rights	2023	47,904	406	0.0
Unsecured notes under medium-term note program	2008~2012	80,819	685	5.7
Payables under securitized lease receivables	2008~2016	79,635	675	1.5
Payables under securitized loan receivables	2008~2016	180,894	1,532	1.0

		¥3,863,057	$32,724	1.6

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2007 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥657,241	$5,567
2009	667,371	5,653
2010	769,271	6,517
2011	753,286	6,381
2012	649,283	5,500
Thereafter	366,605	3,106

Total	¥3,863,057	$32,724

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made semiannually and principal is repaid upon maturity of the notes.

For unsecured bonds with stock acquisition rights, the Company issued Liquid Yield Option NotesTM of $400 million, net of unamortized discount of $622 million, in June 2002. As of March 31, 2007, the bond had stock acquisition rights that were convertible into approximately 2,542,000 shares of common stock at a conversion price of $127.44 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than specified conversion trigger price which will be accreted from $140.48 for the quarter including the date of issuance to $355.05 for the quarter ending the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred.

During fiscal 2005, 2006 and 2007, the Company and certain subsidiaries recognized net amortization expenses of bond premiums and discounts, and deferred issuance costs of bonds and medium-term notes in the amount of ¥3,509 million, ¥3,429 million and ¥3,797 million ($32 million), respectively.

Total committed lines for the Company and its subsidiaries were ¥885,106 million and ¥767,004 million ($6,497 million) at March 31, 2006 and 2007, respectively, and, of these lines, ¥743,846 million and ¥673,978 million ($5,709 million) were available at March 31, 2006 and 2007, respectively. Of the available committed lines, ¥186,000 million and ¥156,000 million ($1,321 million) were long-term committed credit lines at March 31, 2006 and 2007, respectively.

As of March 31, 2006, ¥66,000 million of the total committed lines were restricted for commercial paper backup purposes, and no borrowings were made under these lines at each balance sheet date. As of March 31, 2007, there were no commitments that were restricted.

Some of the debt and commitment contracts contain covenant clauses. The covenants include select objective requirements relating to the need for the Company and its subsidiaries to maintain prescribed levels of equity or credit rating issued by the rating agencies. As of March 31, 2007, the Company and its subsidiaries were in compliance with such objective covenant requirements.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In addition to the direct finance leases and installment loans that are not accounted for as sales but for as secured borrowings as described in Note 9. “Securitization Transactions,” and the assets held by SPEs described in Note 10. “Business Transactions with Special Purpose Entities”, the short-term and long-term debt payables to financial institutions are secured by the following assets as of March 31, 2007:

	Millions of yen	Millions of U.S. dollars
Minimum lease payments, loans and future rentals	¥70,736	$599
Investment in securities (include repurchase facilities of ¥ 76,769 million ($650 million))	77,408	656
Investment in Affiliates	30,094	255
Other operating assets and office facilities, net	14,950	126

	¥193,188	$1,636

As of March 31, 2007, deposits and other assets of ¥7,027 million ($60 million) were pledged for primarily collateral deposits.

As of March 31, 2007, a subsidiary pledged borrowed bonds through security lending transactions with the fair values of ¥21,173 million ($179 million) for collateral security deposits.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of ¥84,856 million ($719 million) as of March 31, 2007, that may be sold or repledged by the subsidiary. As of March 31, 2007, ¥55,425 million ($470 million) at market value of the securities are repledged as collateral for short-term debt.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

14. Deposits

Deposits at March 31, 2006 and 2007 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Time deposits	¥298,279	¥400,331	$3,391
Other deposits	55,005	46,143	391

Total	¥353,284	¥446,474	$3,782

The balances of time deposits, including certificates of deposit, issued in amounts of ¥10 million ($85 thousand) or more were ¥200,790 million and ¥272,771 million ($2,311 million) at March 31, 2006 and 2007, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The maturity schedule of time deposits at March 31, 2007 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥170,281	$1,442
2009	46,664	395
2010	99,401	842
2011	19,315	164
2012	64,670	548

Total	¥400,331	$3,391

15. Income Taxes

Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains, and the provision for income taxes in fiscal 2005, 2006 and 2007 are as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains:
Japan	¥117,835	¥199,362	¥246,468	$2,088
Overseas	35,700	50,407	69,606	589

	¥153,535	¥249,769	¥316,074	$2,677

Provision for income taxes:
Current—
Japan	¥46,405	¥59,462	¥104,913	$888
Overseas	5,560	7,703	12,715	108

	51,965	67,165	117,628	996

Deferred—
Japan	4,160	18,752	(3,696)	(31)
Overseas	11,373	10,873	12,426	105

	15,533	29,625	8,730	74

Provision for income taxes	¥67,498	¥96,790	¥126,358	$1,070

In fiscal 2005, 2006 and 2007, the Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of 40.9%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2005, 2006 and 2007 are as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains	¥153,535	¥249,769	¥316,074	$2,677

Tax provision computed at statutory rate	¥62,796	¥102,156	¥129,274	$1,095
Increases (reductions) in taxes due to:
Change in valuation allowance	(3,960)	393	220	2
Non-deductible expenses for tax purposes	1,009	1,099	2,348	20
Effect of lower tax rates on foreign subsidiaries and a domestic life insurance subsidiary	(1,277)	(1,014)	(1,766)	(15)
Effect of foreign subsidiaries undistributed earnings no longer permanently reinvested	5,855	—	—
Other, net	3,075	(5,844)	(3,718)	(32)

Provision for income taxes	¥67,498	¥96,790	¥126,358	$1,070

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

Total income taxes recognized in fiscal 2005, 2006 and 2007 are as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Provision for income taxes	¥67,498	¥96,790	¥126,358	$1,070
Income taxes on discontinued operations	5,390	10,721	6,924	59
Income taxes on extraordinary gain	—	—	396	3
Income taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	7,564	7,297	14,921	126
Minimum pension liability adjustments	4,781	307	391	3
Defined benefit pension plans	—	—	2,587	22
Foreign currency translation adjustments	81	6,943	599	5
Net unrealized gains (losses) on derivative instruments	1,865	3,238	(1,473)	(11)

Total income taxes	¥87,179	¥125,296	¥150,703	$1,277

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2006 and 2007 are as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Assets:
Net operating loss carryforwards	¥33,016	¥33,854	$287
Allowance for doubtful receivables on direct financing leases and probable loan losses	29,625	31,227	265
Other operating assets	4,212	3,870	33
Accrued expenses	11,534	10,222	86
Other	25,767	37,669	319

	104,154	116,842	990
Less: valuation allowance	(16,096)	(23,233)	(197)

	88,058	93,609	793
Liabilities:
Investment in direct financing leases	91,788	84,285	714
Investment in operating leases	17,872	27,575	234
Investment in securities	17,748	31,788	269
Deferred insurance policy acquisition costs	12,421	13,374	113
Policy liabilities	10,715	11,052	94
Undistributed earnings	64,519	77,677	658
Prepaid benefit cost	12,457	17,350	147
Other	45,321	47,937	406

	272,841	311,038	2,635

Net deferred tax liability	¥184,783	¥217,429	$1,842

Valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥741 million in fiscal 2005, ¥1,447 million in fiscal 2006 and ¥7,137 million ($60 million) in fiscal 2007, respectively.

As of March 31, 2007, a deferred tax liability has not been recognized for ¥126,475 million ($1,071 million) of undistributed earnings of foreign subsidiaries where the Company intends to reinvest permanently. The Company has not calculated the amount of the unrecognized deferred tax liability for those undistributed earnings as it is not practicable. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain subsidiaries have net operating loss carryforwards of ¥104,470 million ($885 million) at March 31, 2007, which expire as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥—	$—
2009	6,821	58
2010	1,508	13
2011	1,973	17
2012	22,386	190
Thereafter	71,782	607

Total	¥104,470	$885

Net deferred tax assets and liabilities at March 31, 2006 and 2007 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Other assets	¥20,750	¥27,305	$231
Income taxes: Deferred	205,533	244,734	2,073

Net deferred tax liability	¥184,783	¥217,429	$1,842

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

As of March 31, 2007, the Company and its subsidiaries adopted the currently effective recognition and disclosure provisions of FASB Statement No. 158 (“Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)”) and recognized the overfunded and/or underfunded status of defined benefit pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, as an asset or liability in the consolidated balance sheet. Upon adoption of FASB Statement No. 158 and the recognition of the funded status on the consolidated balance sheet, the Company and certain subsidiaries recognized previously unrecognized gain/loss, prior service cost/credit, and transition asset/obligation in accumulated other comprehensive income (loss), net of tax and these amounts to be adjusted as they are subsequently amortized as components of net pension costs using the recognition provisions in FASB Statement No. 87 (“Employers’ Accounting for Pensions”). The following table shows the incremental effect of the adoption of FASB Statement No. 158 on the Company and subsidiaries’ financial position. The adoption of FASB Statement No. 158 had no effect on the Company and its subsidiaries’ results of operations.

	Million of yen			Million of U.S. dollars
	Before application of SFAS No. 158	SFAS No. 158 adjustments	After application of SFAS No. 158	After application of SFAS No. 158
Prepaid expenses	¥47,375	¥7,480	¥54,855	$465
Other assets	378,846	(35)	378,811	3,209
Accrued expenses	121,977	225	122,202	1,035
Income taxes: deferred	241,755	2,979	244,734	2,073
Accumulated other comprehensive income (loss), net of tax	51,012	4,241	55,253	468
Total shareholders’ equity	1,189,993	4,241	1,194,234	10,116

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2006 and 2007 is as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Change in benefit obligation:
Benefit obligation at beginning of year	¥52,378	¥48,007	$407
Service cost	2,912	2,630	22
Interest cost	1,153	1,228	11
Plan amendments	(4,070)	—	—
Actuarial gain	(1,995)	(556)	(5)
Foreign currency exchange rate change	395	16	0
Benefits paid	(1,913)	(1,675)	(14)
Settlements	(1,129)	—	—
Acquisition and other	276	137	1

Benefit obligation at end of year	¥48,007	¥49,787	$422

Change in plan assets:
Fair value of plan assets at beginning of year	¥65,264	¥79,879	$677
Actual return on plan assets	10,711	4,870	41
Employer contribution	5,779	5,970	51
Benefits paid	(1,626)	(1,370)	(12)
Foreign currency exchange rate change	233	13	0
Settlements	(438)	—	—
Acquisition and other	(44)	—	—

Fair value of plan assets at end of year	¥79,879	¥89,362	$757

The funded status of the plans:
Funded status	¥31,872	¥39,575	$335
Unrecognized prior service credit	(15,003)	N/A	N/A
Unrecognized net actuarial loss	11,791	N/A	N/A
Unrecognized net transition obligation	352	N/A	N/A

Net amount recognized	¥29,012	¥39,575	$335

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in prepaid expenses	¥30,456	¥42,420	$359
Accrued benefit liability included in accrued expenses	(2,525)	(2,845)	(24)
Intangible asset included in other assets	59	N/A	N/A
Accumulated other comprehensive loss, pre-tax *	1,022	N/A	N/A

Net amount recognized	¥29,012	¥39,575	$335

*	Represents the additional minimum liability recorded within accumulated other comprehensive income (loss) at March 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax, at March 31, 2007 consisted of:

	Millions of yen	Millions of U.S. dollars
	2007	2007
Net prior service credit	¥13,644	$116
Net actuarial loss	(7,067)	(60)
Net transition obligation	(386)	(3)

Total recognized in accumulated other comprehensive income (loss), pre-tax	¥6,191	$53

The estimated portions of the net prior service credit, net actuarial loss and net transition obligation above that will be recognized as a component of net pension cost in 2008 are ¥1,209 million ($10 million), ¥28 million ($0 million) and ¥2 million ($0 million), respectively.

The accumulated benefit obligations for all defined benefit pension plans were ¥40,461 million and ¥42,145 million ($357 million), respectively, at March 31, 2006 and 2007.

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥5,856 million, ¥5,434 million and ¥2,834 million, respectively, at March 31, 2006 and ¥5,950 million ($50 million), ¥5,534 million ($47 million) and ¥3,105 million ($26 million), respectively, at March 31, 2007.

Net pension cost of the plans for fiscal 2005, 2006 and 2007 consists of the following:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Service cost	¥2,872	¥2,912	¥2,630	$22
Interest cost	1,643	1,153	1,228	10
Expected return on plan assets	(1,375)	(1,470)	(1,932)	(16)
Amortization of transition obligation	1	2	2	0
Amortization of net actuarial loss	2,065	1,172	302	3
Amortization of prior service credit	(767)	(1,091)	(1,209)	(10)
Plan curtailments and settlements	27	(296)	2	0
Settlement loss resulting from transfer of substitutional portion of EPF	11,852	—	—	—

Net periodic pension cost	¥16,318	¥2,382	¥1,023	$9

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Significant assumptions of domestic and overseas pension plans used to determine these amounts are as follows:

Domestic	2005	2006	2007
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate.	2.0%	2.2%	2.2%
Rate of increase in compensation levels	5.0%	6.0%	6.2%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.0%	2.0%	2.2%
Rate of increase in compensation levels	1.9%	5.0%	6.0%
Expected long-term rate of return on plan assets	1.8%	2.0%	2.2%

Overseas	2005	2006	2007
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate.	5.7%	5.8%	6.0%
Rate of increase in compensation levels	0.3%	0.5%	0.6%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	5.7%	5.7%	5.8%
Rate of increase in compensation levels	0.1%	0.3%	0.5%
Expected long-term rate of return on plan assets	8.3%	8.2%	8.2%

In consequence of the amendment of the Company and certain subsidiaries’ plans to the cash balance plan, the rate of the increase in compensation levels used to determine net periodic pension cost from fiscal 2006 included not only the rate of the increase in the base salary but also the rate of the increase in the amounts credited to the participants’ accounts of the cash balance plan, which resulted from participants’ job titles and the promotion of their job classes.

The Company and certain subsidiaries determine the expected long-term rate of return on plan assets annually based on the composition of the pension asset portfolios and the expected long-term rate of return on these portfolios. The expected long-term rate of return is designed to approximate the long-term rate of return actually earned on the plans’ assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees. The Company and certain subsidiaries use a number of factors to determine the expected rate of return, including actual historical returns on the asset classes of the plans’ portfolios and independent projections of returns of the various asset classes.

The asset allocation for the Company and certain subsidiaries’ pension plans at March 31, 2006 and 2007 are as follows:

	2006	2007
Equity securities	50.9%	53.3%
Debt securities	36.5	33.3
Life insurance company general accounts	2.2	3.2
Short-term financial instruments	5.7	4.3
Other	4.7	5.9

Total	100.0%	100.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Equity securities in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of ¥210 million and ¥231 million ($2 million) at March 31, 2006 and 2007, respectively.

The Company and certain subsidiaries expect to contribute ¥5,876 million ($50 million) to pension plans during the year ending March 31, 2008.

At March 31, 2007, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥1,585	$14
2009	1,571	13
2010	1,563	13
2011	1,547	13
2012	1,692	14
2013-2017	9,353	80

Total	¥17,311	$147

In addition, directors and corporate auditors of certain subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. The amount required based on length of service and remuneration to date under these plans is fully accrued.

Total costs charged to income for all the plans including the defined benefit plans are ¥4,961 million, ¥2,948 million and ¥2,578 million ($22 million), in fiscal 2005, 2006 and 2007, respectively. The gain on the subsidy from the government of ¥12,425 million and the settlement loss of ¥11,852 million resulting from the transfer of the substitutional portion of EPF were included in those costs in fiscal 2005.

17. Stock-Based Compensation

The Company has a number of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.

Stock-option program

In fiscal 1999, 2000 and 2001, the Company granted stock options to directors, executive officers and certain employees of the Company and the stock options vested immediately except for the fiscal 2001 plan

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

which had a vesting period of three years and the exercise periods are 9.75, 9.7 and 10 years from the grant date, respectively. Under the plans, option holders have the right to purchase in the aggregate 146,000, 145,000 and 316,700 treasury shares of the Company for options granted during fiscal 1999, 2000 and 2001, respectively.

In fiscal 2002, the Company granted another option plan with the vesting period of two years and the exercise period of 10 years from the grant date. Under this plan, the Company issued warrants to directors, executive officers and certain employees of the Company to purchase, in the aggregate, 300,900 shares of the Company’s common stock at an exercise price.

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

A summary of information related to the Company’s stock acquisition rights is as follows:

Years ended March 31,	Exercise period	Number of shares Initially granted	Exercise price
			Yen	U.S. dollars
2003	From June 27, 2004 to June 26, 2012	453,300	¥7,452	$63
2004	From June 26, 2005 to June 25, 2013	516,000	7,230	61
2005	From June 24, 2006 to June 23, 2014	528,900	12,121	103
2006	From June 22, 2007 to June 21, 2015	477,400	19,550	166
2007	From June 21, 2008 to June 20, 2016	194,200	30,626	259

At the general meeting held on June 22, 2007, an additional grant of stock acquisition rights for 112,000 shares, to certain employees of the Company, and directors, corporate auditors and certain employees of its subsidiaries and affiliated companies during the year ending March 31, 2008 was approved. In additions, the grant of stock acquisition rights for 37,600 to directors and corporate executive officers of the Company was approved by the Compensation Committee.

For the stock-option programs, the exercise prices, which are determined by a formula linked to the price of the Company’s common stock on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s common stock at the grant dates.

The following table summarizes information about the activity of these stock options for the year ended 2007:

	Number of shares	Weighted average exercise price (*)		Weighted average remaining contractual life	Aggregate intrinsic value
		Yen	U.S. dollar	In years	Millions of yen	Millions of U.S. dollar
Outstanding at beginning of year	1,739,100	¥13,387	$113.40
Granted	194,200	30,626	259.43
Exercised	(536,540)	11,257	95.36
Forfeited or expired	(7,440)	18,177	153.98

Outstanding at end of year	1,389,320	16,594	140.56	7.00	¥19,598	$166

Exercisable at end of year	730,300	¥11,001	$93.19	5.63	¥14,386	$122

(*)	The exercise prices of the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company received ¥2,805 million, ¥8,690 million and ¥6,040 million ($51 million) in cash from the exercise of stock options during fiscal 2005, 2006 and 2007, respectively.

The total intrinsic value of options exercised during fiscal 2005, 2006 and 2007 was ¥1,458 million, ¥10,208 million and ¥11,387 million ($96 million), respectively.

The fair value of each option was estimated on the date of grant under the following assumptions. The Company used the Black-Scholes option pricing-model until fiscal 2006, however, the Company has used the binominal option-pricing model for the year ended 2007:

	2005	2006	2007
Weighted- average grant-date fair value	¥5,917	¥9,436	¥9,310	($78.86)
Expected life	8.92 Years	8.44 Years	—
Risk-free rate	1.67%	1.19%	0.18-1.85%
Expected volatility	42.67%	43.14%	42.00%
Expected dividend yield	0.210%	0.205%	0.360%

As of March 31, 2007, the total unrecognized compensation costs related to non-vested options was ¥1,731 million ($15 million). This cost is expected to be recognized over a weighted-average of 0.9 years.

Stock compensation program

In June 2005, the Company introduced a stock compensation program for directors, executive officers and group executives of the Company. In this program, points are granted based upon the prescribed standards of the Company and the related compensation, which is equal to the accumulated number of points multiplied by the stock price at the time of retirement, is provided. Under this program, directors and executive officers have an obligation to purchase the Company’s common stock from the Company upon the settlement of the points and the concurrent receipt of cash at the stock price that prevails at the time of his or her retirement after crediting any relevant taxes. The Company’s common stock will be provided either from the treasury stocks or by issuing new shares as necessary. In fiscal 2007, the Company granted 31,531 points out of which 2,500 points were settled for individuals who retired during fiscal 2007. Those individuals purchased the Company’s common stock upon cash receipts. Total points outstanding under the stock compensation program as of March 31, 2007 were 52,615 points.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

18. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) in fiscal 2005, 2006 and 2007 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders’ equity.

	Millions of yen
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2004	¥25,048	¥(7,967)	¥—	¥(45,629)	¥(4,593)	¥(33,141)
Net unrealized gains on investment in securities, net of tax of ¥(13,192) million	23,205					23,205
Reclassification adjustment included in net income, net of tax of ¥5,628 million	(8,103)					(8,103)
Minimum pension liability adjustments, net of tax of ¥(4,781) million		6,877				6,877
Foreign currency translation adjustments, net of tax of ¥(81) million				4,971		4,971
Reclassification adjustment included in net income				1,048		1,048
Net unrealized gains on derivative instruments, net of tax of ¥(1,467) million					2,738	2,738
Reclassification adjustment included in net income, net of tax of ¥(398) million					532	532

Change during year	15,102	6,877	—	6,019	3,270	31,268

Balance at March 31, 2005	40,150	(1,090)	—	(39,610)	(1,323)	(1,873)
Net unrealized gains on investment in securities, net of tax of ¥(11,265) million	16,634					16,634
Reclassification adjustment included in net income, net of tax of ¥3,968 million	(5,928)					(5,928)
Minimum pension liability adjustments, net of tax of ¥(307) million		458				458
Foreign currency translation adjustments, net of tax of ¥(6,250) million				12,477		12,477
Reclassification adjustment included in net income, net of tax of ¥ (693) million				1,001		1,001
Net unrealized gains on derivative instruments, net of tax of ¥(2,879) million					4,300	4,300
Reclassification adjustment included in net income, net of tax of ¥(359) million					534	534

Change during year	10,706	458	—	13,478	4,834	29,476

Balance at March 31, 2006	50,856	(632)	—	(26,132)	3,511	27,603
Net unrealized gains on investment in securities, net of tax of ¥(35,954) million	52,925					52,925
Reclassification adjustment included in net income, net of tax of ¥21,033 million	(30,787)					(30,787)
Minimum pension liability adjustments, net of tax of ¥ 1 million		(5)				(5)
Foreign currency translation adjustments, net of tax of ¥(222) million				2,722		2,722
Reclassification adjustment included in net income, net of tax of ¥(377) million				790		790
Net unrealized losses on derivative instruments, net of tax of ¥1,178million					(1,782)	(1,782)
Reclassification adjustment included in net income, net of tax of ¥295 million					(454)	(454)

Current period change	22,138	(5)	—	3,512	(2,236)	23,409

Adjustments to initially apply FASB Statement No. 158, net of tax of ¥(2,979) million	—	637	3,604	—	—	4,241

Balance at March 31, 2007	¥72,994	¥—	¥3,604	¥(22,620)	¥1,275	¥55,253

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of U.S. dollars
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2006	$431	$(5)	$—	$(222)	$30	$234
Net unrealized gains on investment in securities, net of tax of $(305) million	448					448
Reclassification adjustment included in net income, net of tax of $178 million	(261)					(261)
Minimum pension liability adjustments, net of tax of $0 million		(0)				(0)
Foreign currency translation adjustments, net of tax of $(2) million				23		23
Reclassification adjustment included in net income, net of tax of $(3) million				7		7
Net unrealized losses on derivative instruments, net of tax of $10 million					(15)	(15)
Reclassification adjustment included in net income, net of tax of $2 million					(4)	(4)

Current period change	187	(0)	—	30	(19)	198

Adjustments to initially apply FASB Statement No. 158, net of tax of $(25) million	—	5	31	—	—	36

Balance at March 31, 2007	$618	$—	$31	$(192)	$11	$468

19. Shareholders’ Equity

Changes in the number of shares issued and outstanding in fiscal 2005, 2006 and 2007 are as follows:

	Number of shares
	2005	2006	2007
Beginning balance	84,366,314	87,996,090	90,289,655
Exercise of warrants	249,089	612,664	424,440
Conversion of convertible bonds	3,380,687	1,680,901	804,099

Ending balance	87,996,090	90,289,655	91,518,194

The Japanese Company Law (the “Law”), effective on May 1, 2006, provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Law also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. And the Law provides that at least one-half of amounts paid for new shares be included in common stock when they are issued. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock and proceeds received from the issuance of common stock, including the exercise of warrants and stock acquisition rights, equally between common stock and additional paid-in capital.

The Board of Directors resolved in May 2007 that total of ¥11,863 million ($100 million) dividends shall be distributed to the shareholders of record as of March 31, 2007. The liability for declared dividends and related impact on shareholder’s equity are accounted for in the period of such board of directors’ resolution.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The amount available for dividends under the Law is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥203,414 million ($1,723 million) as of March 31, 2007.

Retained earnings at March 31, 2007 include ¥64,715 million ($548 million) relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2007, the restricted net assets of certain subsidiaries, which include regulatory capital requirements for life insurance, banking and securities brokerage operations of ¥49,839 million ($422 million), does not exceed 25% of consolidated net assets.

20. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities in fiscal 2005, 2006 and 2007 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Brokerage commissions	¥4,516	¥8,810	¥7,851	$67
Net gains on investment securities	29,389	40,016	62,833	532

	¥33,905	¥48,826	¥70,684	$599

Trading activities—Net gains on investment securities include net trading losses of ¥215 million, net trading gains of ¥3,264 million and net trading gains of ¥7,586 million ($64 million) for fiscal 2005, 2006 and 2007, respectively. Net loss of ¥166 million, net gains of ¥1,295 million and net losses of ¥178 million ($2 million) on derivative trading instruments are also included in net gains on investment securities for fiscal 2005, 2006 and 2007, respectively.

21. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2005, 2006 and 2007 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Life insurance premiums	¥125,806	¥125,130	¥121,373	$1,028
Life insurance related investment income	11,198	12,988	11,462	97

	¥137,004	¥138,118	¥132,835	$1,125

The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in the recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2005, 2006 and 2007 amounted to ¥10,359 million, ¥10,179 million and ¥10,989 million ($93 million), respectively.

22. Other Operations

Other operating revenues and other operating expenses in fiscal 2005, 2006 and 2007 consist of the following:

	Millions of yen			Millions of U.S. dollars
Other operating revenues:	2005	2006	2007	2007
Revenues from integrated facilities management operations	¥30,974	¥34,244	¥37,119	$315
Revenues from the vehicle maintenance and management services contained in automobile lease contracts	38,655	41,850	43,254	367
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	203	8,036	55,170	467
Other	78,179	109,117	144,299	1,222

	¥148,011	¥193,247	¥279,842	$2,371

	Millions of yen			Millions of U.S. dollars
Other operating expenses:	2005	2006	2007	2007
Expenses from integrated facilities management operations	¥28,534	¥31,710	¥34,511	$292
Expenses from the vehicle maintenance and management services contained in automobile lease contracts	29,153	30,756	33,361	283
Other	41,120	60,994	79,821	676

	¥98,807	¥123,460	¥147,693	$1,251

Other items consist of revenues and expenses from golf courses, hotels and training facilities, operating results from real estate related business, commissions for the sale of insurance and other financial products and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2005, 2006 and 2007, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2005, 2006 and 2007.

23. Write-downs of Long-Lived Assets

In accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries performed tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying value of assets not recoverable is reduced to estimated fair value if lower than the carrying value. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

During fiscal 2005, 2006 and 2007, the Company and certain subsidiaries recognized impairment losses for the difference between carrying values and estimated fair values in the amount of ¥11,713 million, ¥8,336 million and ¥3,163 million ($27 million), respectively, which are reflected as write-downs of long-lived assets. The losses of ¥3,080 million ($26 million) were included in the Real Estate segment, ¥18 million ($0 million) were included in the Real Estate-Related Finance segment, and ¥65 million ($1 million) were included in The Americas segment respectively. The details of significant write-downs are as follows.

Golf courses—There was no impairment for the golf courses in fiscal 2005. In fiscal 2006, a certain subsidiary determined that estimated future cash flows and the fair value of its golf course were lower than the current carrying amount due to intensification of competition with surrounding other golf courses and the aging of the building. As the result, the subsidiary has recorded ¥1,244 million of write-down. There was no impairment for the golf courses in fiscal 2007.

Corporate Dormitories—The Company and a subsidiary are engaged in the business to lease corporate dormitory buildings in Japan. During fiscal 2005, the Company recognized ¥500 million of write-down for one dormitory due to the decline in cash flows as a result that the lease contract with the corporate customer expired without being renewed. During fiscal 2006, the Company wrote down by ¥504 million for two dormitories to be disposed of by sale. During fiscal 2007, the Company and a subsidiary have written down by ¥1,558 million ($13 million) the carrying value of nine dormitories to be disposed of by sale, and one dormitory that cash flows have been decreased due to the deterioration in the occupancy rate.

Office Buildings—During fiscal 2005, the Company wrote down by ¥306 million for an office building that cash flows had been decreased because it became vacant as a result of the bankruptcy of the tenant. During fiscal 2006, ¥5,038 million of write-down was recorded for an office building reclassified and reassessed as a rental facilities from office facilities, in line with the centralization of group companies to another headquarters building. During fiscal 2007, a subsidiary has recorded impairment losses of ¥150 million ($1 million) for an office building with negative cash flows that are not anticipated to be temporary.

Hotel properties and Commercial Buildings—During fiscal 2005, a subsidiary in the United States determined that estimated future cash flows were less than the carrying amounts for a certain commercial complex due to a decrease in the rental rates. Since it was recognized that estimated fair value was less than the carrying amount, the subsidiary recorded ¥1,879 million of write-down. During fiscal 2006, ¥356 million of write-down was recorded for an aged commercial building. During fiscal 2007, the subsidiaries have recorded ¥391 million ($4 million) in total for two hotel properties that experienced deterioration in cash flows.

Condominiums—During fiscal 2005 and 2006, ¥554 million of write-downs for approximately 90 units and ¥115 million of write-downs for approximately 20 units were recorded, respectively, due to the decline in cash flow by each unit. During fiscal 2007, the Company tested certain condominiums for impairment based on cash flow information by each unit and wrote down 15 units by ¥33 million ($0 million).

Others—During fiscal 2005, 2006 and 2007, the Company and certain subsidiaries recognized ¥8,474 million, ¥1,079 million and ¥1,031 million ($9 million) of write-downs, respectively, for other long-lived assets including developed and undeveloped land.

24. Discontinued Operations

The Company and its subsidiaries reclassified operations of the subsidiaries and the business units sold to discontinued operations pursuant to the requirements on FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) because the Company and the subsidiary have no significant

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

continuing involvement in the operations sold. The Company and its subsidiaries sold subsidiaries and business units, which mainly consisted of a subsidiary in Japan held for undertaking corporate rehabilitation business and a commercial mortgage servicing business in the United States in fiscal 2006 and sold subsidiaries and business units, which mainly consisted of a subsidiary in Japan held for undertaking corporate rehabilitation business and a finance business of a subsidiary in Oceania in fiscal 2007. As the result of the sales, the Company and its subsidiaries earned ¥10,533 million and ¥5,666 million ($48 million) of aggregated gains on the sales of the subsidiaries and the business units in total, in fiscal 2006 and 2007 respectively.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. FASB Statement No.144 requires the reclassification of operations related to these real estate sold or to be disposed of by sale to discontinued operations, if the Company and its subsidiaries have no significant continuing involvement in sold properties. In fiscal 2005, 2006 and 2007, the Company and its subsidiaries earned ¥9,964 million, ¥13,618 million and ¥10,999 million ($93 million) of aggregated gains on such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose of by sale properties for rental without a significant continuing involvement in those properties of ¥30,364 million and ¥12,529 million ($106 million) which are mainly included in the investment in operating leases in the accompanying consolidated balance sheets at March 31, 2006 and 2007.

Under this Statement, the Company and its subsidiaries report the gains on sales and the results of these operations of the subsidiaries and the business units sold and the gains on sales, rental revenues generated and other expenses incurred by the operations of rental properties, which have been sold and to be disposed of, as income from discontinued operations in the accompanying consolidated statements of income. Income and expenses generated by the operations of the subsidiaries, the business units and these properties recognized in fiscal 2005 and 2006 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income.

Discontinued operations in fiscal 2005, 2006 and 2007 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Revenues	¥50,349	¥56,752	¥24,862	$211

Income before income tax from discontinued operations, net	¥13,305	¥27,351	¥17,922	$152
Provision for income taxes	(5,390)	(10,721)	(6,924)	(59)

Discontinued operations, net of applicable tax effect	¥7,915	¥16,630	¥10,998	$93

25. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2005, 2006 and 2007 is as follows:

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Income from continuing operations	¥83,581	¥149,758	¥184,935	$1,567
Effect of dilutive securities—
Convertible bond	1,362	1,525	1,699	14

Income from continuing operations for diluted EPS computation	¥84,943	¥151,283	¥186,634	$1,581

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Thousands of shares
	2005	2006	2007
Weighted-average shares	84,110	88,322	90,260
Effect of dilutive securities—
Warrants	381	833	764
Convertible bond	8,120	4,496	3,215
Treasury stock	45	139	102

Weighted-average shares for diluted EPS computation	92,656	93,790	94,341

	Yen			U.S. dollars
	2005	2006	2007	2007
Earnings per share for income from continuing operations:
Basic	¥993.71	¥1,695.60	¥2,048.90	$17.36
Diluted	916.76	1,612.99	1,978.28	16.76

26. Derivative Financial Instruments and Hedging

(a) Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.

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

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange forward contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions. The interest rate swap agreements outstanding as of March 31, 2007 mature at various dates through 2020. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from accumulated other comprehensive income (loss) into earnings through other operating expenses and other operating revenues. The amounts of these net losses after deducting applicable taxes were net losses of ¥532 million, ¥534 million and net gains of ¥454 million ($4 million) during fiscal 2005, 2006 and 2007, respectively. Net gains of ¥45 million, net losses of 13 million and ¥7 million ($0 million), which represent the total ineffectiveness of cash flow hedges, were recorded in earnings, through other operating revenues and other operating expenses, for fiscal 2005, 2006 and 2007, respectively. Approximately

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

¥688 million ($6 million) of net derivative gains included in accumulated other comprehensive income (loss), net of applicable income taxes at March 31, 2007 will be reclassified into earnings through other operating revenues within fiscal 2008.

(c) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2005, 2006 and 2007, gains of ¥231 million, losses of ¥149 million and ¥449 million ($4 million) of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings through other operating revenues and other operating expenses.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). The net gain (loss) of foreign currency translation adjustments for fiscal 2005, 2006 and 2007 were losses of ¥6,471 million, ¥14,738 million and ¥2,965 million ($25 million), respectively.

(e) Trading and other derivatives

Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133.

The following table provides notional amount information about derivative instruments as of March 31, 2006 and 2007. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

	Millions of yen		Millions of U.S. dollars
	2006	2007	2007
Interest rate risk management:
Interest rate swap agreements	¥367,234	¥352,970	$2,990
Options and caps held	13,739	13,283	113
Foreign exchange risk management:
Foreign exchange forward contracts	¥141,391	¥149,416	$1,266
Futures	—	244	2
Foreign currency swap agreements	138,473	246,598	2,089
Trading activities:
Futures	¥292,102	¥583,901	$4,946
Options and caps held	1,610	893	8
Options and caps written	1,586	676	6
Foreign exchange forward contracts	20,162	26,086	221

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

At March 31, 2006 and 2007, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, approximately ¥5,000 billion, or 85%, at March 31, 2006 and approximately ¥5,589 billion ($47,344 million), or 85%, at March 31, 2007 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥434 billion and ¥475 billion ($4,024 million) as of March 31, 2006 and 2007, respectively.

The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March 31, 2006 and 2007, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases. The percentage of investment in transportation equipment to consolidated total assets is 11.3% and 9.9% as of March 31, 2006 and 2007, respectively.

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

March 31, 2006

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥61,971	¥61,971
Futures:
Assets	693	693
Liabilities	73	73
Options and other derivatives:
Assets	88	88
Liabilities	98	98
Non-trading instruments
Assets:
Cash and cash equivalents	245,856	245,856
Restricted cash	172,805	172,805
Time deposits	5,601	5,601
Installment loans (net of allowance for probable loan losses)	2,859,757	2,840,457
Investment in securities:
Practicable to estimate fair value	432,306	432,306
Not practicable to estimate fair value	188,521	188,521
Liabilities:
Short-term debt	1,336,414	1,336,414
Deposits	353,284	358,983
Long-term debt	3,236,055	3,216,713
Foreign exchange forward contracts:
Assets	1,872	1,872
Liabilities	649	649
Foreign currency swap agreements:
Assets	1,862	1,862
Liabilities	7,003	7,003
Interest rate swap agreements:
Assets	6,039	6,039
Liabilities	455	455
Options and other derivatives:
Assets	1	1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2007

	Millions of yen		Millions of U.S. dollars
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥45,912	¥45,912	$389	$389
Futures:
Assets	561	561	5	5
Liabilities	122	122	1	1
Options and other derivatives:
Assets	831	831	7	7
Liabilities	115	115	1	1
Non-trading instruments
Assets:
Cash and cash equivalents	215,163	215,163	1,823	1,823
Restricted cash	121,569	121,569	1,030	1,030
Time deposits	913	913	8	8
Installment loans (net of allowance for probable loan losses)	3,426,363	3,402,275	29,025	28,821
Investment in securities:
Practicable to estimate fair value	649,897	649,897	5,505	5,505
Not practicable to estimate fair value	179,772	179,772	1,523	1,523
Liabilities:
Short-term debt	1,174,391	1,174,391	9,948	9,948
Deposits	446,474	453,006	3,782	3,837
Long-term debt	3,863,057	3,854,913	32,724	32,655
Foreign exchange forward contracts:
Assets	1,814	1,814	15	15
Liabilities	1,148	1,148	10	10
Foreign currency swap agreements:
Assets	2,343	2,343	20	20
Liabilities	6,615	6,615	56	56
Interest rate swap agreements:
Assets	3,043	3,043	26	26
Liabilities	596	596	5	5
Options and other derivatives:
Assets	—	—	—	—

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

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. And the carrying amounts of purchased loans were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans and other loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities.

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

29. Commitments, Guarantees, and Contingent Liabilities

Commitments—As of March 31, 2007, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥13,744 million ($116 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The minimum future rentals on non-cancelable operating leases are as follows. The longest contract will mature in fiscal 2027.

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥3,299	$28
2009	2,735	23
2010	2,212	19
2011	1,653	14
2012	1,114	10
Thereafter	8,527	72

Total	¥19,540	$166

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥8,428 million, ¥8,555 million and ¥8,279 million ($70 million) in fiscal 2005, 2006 and 2007, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥3,405 million, ¥2,848 million and ¥3,166 million ($27 million) in fiscal 2005, 2006 and 2007, respectively. The longest contract of them will mature in fiscal 2012. At March 31, 2007, the amounts due in each of the next five years are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2008	¥2,682	$23
2009	1,121	9
2010	963	8
2011	574	5
2012	227	2

Total	¥5,567	$47

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥231,785 million ($1,963 million) as of March 31, 2007.

The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met such as card loans. As of March 31, 2007, the total unused credit amount available is ¥371,504 million ($3,147 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Guarantees—The Company and its subsidiaries applies FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognizes a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45. The following table represents the summary of guarantees recorded as guarantee liabilities as of the March 31, 2006 and 2007 and potential future payments of the guarantee contracts outstanding:

	Millions of yen				Millions of U.S. dollars
	2006		2007		2007
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	¥32,789	¥5,336	¥28,949	¥4,448	$245	$38
Consumer loans	21,104	2,138	21,483	2,167	182	18
Corporate loans	192,562	5,146	276,494	15,107	2,342	128
Other	606	—	452	10	4	0

Total	¥247,061	¥12,620	¥327,378	¥21,732	$2,773	$184

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months.

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries’ customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties’ operating assets. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for unrelated third parties include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions, if certain conditions are met. Total amounts of such guarantee and book value of guarantee liabilities which amounts included in the table above are ¥807,700 million ($6,842 million) and ¥9,315 million ($79 million) as of March 31, 2007, respectively.

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

The Corporate Financial Services segment comprises primarily direct financing leases and lending operations as well as the sale of a variety of financial products and other fee business. The Automobile Operations segment comprises automobile leasing and automobile rental operations. The Rental Operations segment comprises rental and leasing operations for precision measuring equipment and information-related equipment such as personal computers. The Real Estate-Related Finance segment includes real estate financing activities, personal housing loan lending operations and commercial mortgage-backed securities (CMBS) as well as loan servicing. The Real Estate segment primarily comprises residential subdivision developments, the development and leasing of office buildings and logistics facilities, the management of hotels, golf courses and training facilities, the development and management of senior housing, integrated facilities management, as well as asset management and administration on behalf of REITs. The Life Insurance segment includes direct and agency life insurance sales and related activities. The two overseas operating segments, The Americas and Asia, Oceania and Europe segments, include direct financing lease operations, investment banking, real estate-related business and aircraft and ship financing operations. The Other segment, which is not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, is reported under operations in Japan and primarily includes securities brokerage, venture capital, card loans and principal investments business. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Financial information of the segments for fiscal 2005, 2006 and 2007 is as follows:

	Millions of yen
	Operations in Japan							Overseas Operations
Year ended March 31, 2005	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Revenues	¥90,795	¥117,871	¥68,447	¥77,389	¥195,906	¥136,857	¥143,754	¥53,084	¥73,089	¥957,192
Interest revenue	25,043	7	7	46,483	954	1	37,245	18,359	5,486	133,585
Interest expense	12,661	2,835	1,042	6,406	4,011	90	3,635	9,391	10,256	50,327
Depreciation and amortization	25,969	29,964	41,936	2,363	5,578	94	4,897	1,906	23,161	135,868
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	10,529	(129)	63	16,290	697	113	9,983	1,498	288	39,332
Write-downs of long-lived assets	—	—	—	363	1,723	—	—	1,879	—	3,965
Decrease in policy liabilities	—	—	—	—	—	41,902	—	—	—	41,902
Equity in net income (loss) of and gains (losses) on sales of affiliates	350	6	—	(701)	950	1,406	11,511	(1,546)	11,150	23,126
Discontinued operations	656	—	—	(113)	7,219	250	258	4,906	129	13,305
Segment profit	43,848	21,088	9,384	13,856	23,959	7,223	20,970	15,621	22,133	178,082
Segment assets	1,506,311	451,715	118,427	956,047	500,755	567,023	489,758	403,399	498,855	5,492,290
Long-lived assets	17,105	103,316	64,881	9,438	325,552	23,508	3,224	44,898	121,553	713,475
Expenditures for long-lived assets	662	58,157	36,279	3,046	104,667	116	23	3,071	38,512	244,533
Investment in affiliates	943	41	—	620	35,053	8,994	116,194	23,316	78,255	263,416

	Millions of yen
	Operations in Japan							Overseas Operations		Total
Year ended March 31, 2006	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥97,683	¥130,775	¥67,066	¥69,472	¥198,780	¥137,468	¥111,854	¥70,223	¥88,914	¥972,235
Interest revenue	33,074	2	3	56,223	1,372	—	38,163	24,485	7,238	160,560
Interest expense	12,249	2,660	888	7,427	5,099	92	4,336	11,173	13,474	57,398
Depreciation and amortization	20,130	36,306	34,369	2,070	7,607	51	4,221	1,353	27,674	133,781
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	3,161	(941)	19	6,296	46	204	6,293	(413)	1,513	16,178
Write-downs of long-lived assets	1,292	—	—	—	2,006	—	—	—	—	3,298
Decrease in policy liabilities	—	—	—	—	—	47,172	—	—	—	47,172
Equity in net income (loss) of and gains (losses) on sales of affiliates	1,635	25	—	378	364	1,366	13,145	3,434	14,375	34,722
Discontinued operations	259	—	—	615	6,560	—	1,218	16,924	1,775	27,351
Segment profit	48,661	26,661	9,911	33,384	28,650	13,212	41,657	34,701	31,956	268,793
Segment assets	1,616,574	509,149	123,532	1,223,063	682,166	491,857	668,689	441,285	562,654	6,318,969
Long-lived assets	19,382	132,480	67,031	12,828	461,252	—	11,329	16,602	131,124	852,028
Expenditures for long-lived assets	4,198	67,154	40,291	2,827	146,929	348	1,392	12,204	52,104	327,447
Investment in affiliates	2,656	65	101	784	58,339	9,164	132,159	5,667	95,827	304,762

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Operations in Japan							Overseas Operations		Total
Year ended March 31, 2007	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥123,328	¥146,966	¥67,859	¥82,345	¥245,336	¥132,060	¥145,443	¥119,940	¥103,593	¥1,166,870
Interest revenue	47,709	—	7	64,342	1,596	—	40,110	40,316	8,464	202,544
Interest expense	16,650	3,531	897	11,643	6,440	106	6,129	18,867	16,557	80,820
Depreciation and amortization	21,240	43,141	34,930	1,833	10,928	28	5,073	378	35,363	152,914
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	5,415	(1,009)	(2,059)	1,641	284	(409)	8,147	1,143	645	13,798
Write-downs of long-lived assets	—	—	—	18	3,080	—	—	65	—	3,163
Decrease in policy liabilities	—	—	—	—	—	11,762	—	—	—	11,762
Equity in net income (loss) of and gains (losses) on sales of affiliates	(377)	22	22	762	273	1,615	7,776	(537)	18,813	28,369
Discontinued operations	642	—	—	3,640	5,135	—	3,280	2,620	2,605	17,922
Segment profit	56,873	28,224	10,869	44,682	51,236	9,921	61,745	31,315	37,763	332,628
Segment assets	1,846,552	510,805	121,621	1,517,927	901,237	511,051	788,446	487,900	625,036	7,310,575
Long-lived assets	13,718	174,044	74,145	12,998	602,629	—	38,029	25,743	154,987	1,096,293
Expenditures for long-lived assets	2,339	90,679	44,026	6,943	158,422	—	7,738	21,050	68,608	399.805
Investment in affiliates	2,307	88	119	545	72,783	9,171	138,402	5,871	125,297	354,583
Segment revenues and segment profits in the Other segment include the gains on the sale of a portion of our shares in Aozora Bank, Ltd.
	Millions of U.S. dollars
	Operations in Japan							Overseas Operations		Total
Year ended March 31, 2007	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	$1,045	$1,245	$575	$697	$2,078	$1,119	$1,232	$1,016	$878	$9,885
Interest revenue	404	—	0	545	14	—	340	341	72	1,716
Interest expense	141	30	8	98	55	1	52	160	140	685
Depreciation and amortization	180	365	296	16	93	0	43	3	299	1,295
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	46	(9)	(17)	14	2	(3)	69	10	5	117
Write-downs of long-lived assets	—	—	—	0	26	—	—	1	—	27
Decrease in policy liabilities	—	—	—	—	—	100	—	—	—	100
Equity in net income (loss) of and gains (losses) on sales of affiliates	(3)	0	0	7	2	14	66	(5)	159	240
Discontinued operations	5	—	—	31	44	—	28	22	22	152
Segment profit	482	239	92	378	434	84	523	265	320	2,817
Segment assets	15,642	4,327	1,030	12,859	7,634	4,329	6,679	4,133	5,295	61,928
Long-lived assets	116	1,475	628	110	5,105	—	322	218	1,313	9,287
Expenditures for long-lived assets	20	768	373	59	1,342	—	66	178	581	3,387
Investment in affiliates	19	1	1	5	617	78	1,172	50	1,061	3,004

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

	Millions of yen			Millions of U.S. dollars
	2005	2006	2007	2007
Segment revenues:
Total revenues for segments	¥957,192	¥972,235	¥1,166,870	$9,885
Revenue related to corporate assets	5,184	14,399	545	5
Revenue from discontinued operations	(50,349)	(56,752)	(24,862)	(211)

Total consolidated revenues	¥912,027	¥929,882	¥1,142,553	$9,679

Segment profit:
Total profit for segments	¥178,082	¥268,793	¥332,628	$2,817
Corporate interest expenses, general and administrative expenses	(3,957)	(5,882)	(3,554)	(30)
Corporate write-downs of securities	(816)	(64)	(227)	(2)
Corporate write-downs of long-lived assets	(7,748)	(5,038)	—	—
Corporate net gains or losses on investment securities	2,624	11,225	(2,012)	(17)
Corporate other gains or losses	(3,801)	4,865	2,380	21
Discontinued operations	(13,305)	(27,351)	(17,922)	(152)
Minority Interests in Earnings of Subsidiaries	2,456	3,221	4,781	40

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	¥153,535	¥249,769	¥316,074	$2,677

Segment assets:
Total assets for segments	¥5,492,290	¥6,318,969	¥7,310,575	$61,928
Cash and cash equivalents, restricted cash and time deposits	207,251	424,262	337,645	2,861
Allowance for doubtful receivables on direct financing leases and probable loan losses	(115,250)	(97,002)	(89,508)	(758)
Other receivables	160,263	165,657	212,324	1,798
Other corporate assets	324,399	430,569	436,151	3,694

Total consolidated assets	¥6,068,953	¥7,242,455	¥8,207,187	$69,523

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

FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2005, 2006 and 2007.

Schedule II.—Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

For the year ended March 31, 2005

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation Adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥447	¥—	¥583	¥(390)	¥20	¥660
Disposal of equipment	12	—	—	(12)	—	—
Severance and other benefits to terminated employees	81	—	78	(147)	2	14
Other closure, employee and professional costs	70	—	—	(72)	2	—
Total	¥610	¥—	¥661	¥(621)	¥24	¥674

Deferred Tax Assets: Valuation Allowance	¥13,908	¥4,613	¥1,158	¥(5,118)	¥88	¥14,649

For the year ended March 31, 2006

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation Adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥660	¥—	¥97	¥(160)	¥22	¥619
Disposal of equipment	—	—	—	—	—	—
Severance and other benefits to terminated employees	14	—	5	(17)	1	3
Other closure, employee and professional costs	—	—	—	—	—	—
Total	¥674	¥—	¥102	¥(177)	¥23	¥622

Deferred Tax Assets: Valuation Allowance	¥14,649	¥573	¥7,908	¥(7,515)	¥481	¥16,096

For the year ended March 31, 2007

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation Adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥619	¥—	¥69	¥(88)	¥64	¥664
Disposal of equipment	—	—	—	—	—	—
Severance and other benefits to terminated employees	3	—	—	(3)	—	—
Other closure, employee and professional costs	—	—	—	—	—	—
Total	¥622	¥—	¥69	¥(91)	¥64	¥664

Deferred Tax Assets: Valuation Allowance	¥16,096	¥6,843	¥3,468	¥(3,248)	¥74	¥23,233

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 20, 2006 (Incorporated by reference from the annual report on Form 20F filed on July 24, 2006, commission file number 001-14856)

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 22, 2007

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on June 20, 2006 (Incorporated by reference from the annual report on Form 20F filed on July 24, 2006, commission file number 001-14856)

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics, as amended on April 26, 2005 (Incorporated by reference from the annual report on Form 20-F filed on July 15, 2005, commission file number 001-14856)

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of independent registered public accounting firm