Form 20-F
period 2008-03-31
ORIX CORP
filed 2008-07-02
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2008

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

As of March 31, 2008, 92,193,067 Shares were outstanding, including Shares that were represented by 4,555,896 ADSs outstanding as of March 31, 2008.

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2008 is referred to throughout this annual report as fiscal 2008 or the 2008 fiscal year, and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following selected consolidated financial information has been derived from our consolidated financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included in this annual report in Item 18, which have been audited by KPMG AZSA & Co.

	Year ended March 31,
	2004	2005	2006	2007	2008	2008
	(In millions of yen and millions of dollars)
Income statement data: (1)
Total revenues	¥760,601	¥908,872	¥913,932	¥1,124,960	¥1,154,054	$11,519
Total expenses	673,220	778,172	701,021	842,524	964,853	9,630
Operating income	87,381	130,700	212,911	282,436	189,201	1,889
Equity in net income of affiliates	17,924	19,672	32,054	31,951	48,343	482
Gains (losses) on sales of subsidiaries and affiliates and liquidation losses	(542)	3,347	2,732	1,962	12,222	122
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	104,763	153,719	247,697	316,349	249,766	2,493
Income from continuing operations	52,330	83,876	148,193	185,185	146,864	1,466
Net income	54,020	91,496	166,388	196,506	169,597	1,693

	As of March 31,
	2004	2005	2006	2007	2008	2008
	(In millions of yen and millions of dollars except number of Shares)
Balance sheet data:
Investment in direct financing leases (2)	¥1,453,575	¥1,451,574	¥1,437,491	¥1,258,404	¥1,098,128	$10,961
Installment loans (2)	2,234,940	2,386,597	2,926,036	3,490,326	3,766,310	37,592

Subtotal	3,688,515	3,838,171	4,363,527	4,748,730	4,864,438	48,553
Investment in operating leases	536,702	619,005	720,096	862,049	1,019,956	10,180
Investment in securities	551,928	589,271	682,798	875,581	1,121,784	11,197
Other operating assets	72,049	82,651	91,856	152,106	197,295	1,969

Operating assets (3)	4,849,194	5,129,098	5,858,277	6,638,466	7,203,473	71,899
Allowance for doubtful receivables on direct financing leases and probable loan losses	(128,020)	(115,250)	(97,002)	(89,508)	(102,007)	(1,018)
Other assets	903,783	1,055,105	1,481,180	1,658,229	1,893,504	18,898

Total assets	¥5,624,957	¥6,068,953	¥7,242,455	¥8,207,187	¥8,994,970	$89,779

Short-term debt	¥903,916	¥947,871	¥1,336,414	¥1,174,391	¥1,330,147	$13,276
Long-term debt	2,662,719	2,861,863	3,236,055	3,863,057	4,462,187	44,537
Common stock	52,068	73,100	88,458	98,755	102,107	1,019
Additional paid-in capital	70,015	91,045	106,729	119,402	135,159	1,349
Shareholders’ equity	564,047	727,333	953,646	1,194,234	1,267,917	12,655
Number of issued Shares	84,366,314	87,996,090	90,289,655	91,518,194	92,193,067	—
Number of outstanding Shares	83,691,007	87,388,706	89,890,579	91,233,710	90,496,863	—

		2004	2005	2006	2007	2008
Key ratios (%): (4)
Return on equity, or ROE		10.10	14.17	19.80	18.30	13.78
Return on assets, or ROA		0.93	1.56	2.50	2.54	1.97
Shareholders’ equity ratio		10.03	11.98	13.17	14.55	14.10
Allowance/investment in direct financing leases and installment loans		3.47	3.00	2.22	1.88	2.10

Per share data and employees:
Shareholders’ equity per Share		¥6,739.64	¥8,322.96	¥10,608.97	¥13,089.83	¥14,010.62
Basic earnings from continuing operations per Share (5)		625.32	997.22	1,677.88	2,051.67	1,611.23
Basic earnings per Share		645.52	1,087.82	1,883.89	2,177.10	1,860.63
Diluted earnings per Share		601.46	1,002.18	1,790.30	2,100.93	1,817.81
Cash dividends per Share		25.00	25.00	40.00	90.00	130.00
Cash dividends per Share (6)		$0.21	$0.23	$0.34	$0.77	$1.07
Number of employees		12,481	13,734	15,067	16,662	18,702

(1)	As a result of the recording of income from discontinued operations based on the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we reclassified certain items retroactively to the prior years.
(2)	The sum of assets considered more than 90 days past due and loans individually evaluated for impairment amounted to ¥173,286 million, ¥138,699 million, ¥120,607 million, ¥134,394 million and ¥203,253 million as of March 31, 2004, 2005, 2006, 2007 and 2008, respectively. These sums included: (i) investment in direct financing leases considered more than 90 days past due of ¥36,568 million, ¥25,733 million, ¥20,494 million, ¥21,149 million and ¥22,637 million as of March 31, 2004, 2005, 2006, 2007 and 2008, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered more than 90 days past due of ¥43,176 million, ¥26,945 million, ¥16,455 million, ¥12,656 million and ¥15,333 million, as of March 31, 2004, 2005, 2006, 2007 and 2008, respectively, and (iii) installment loans individually evaluated for impairment of ¥93,542 million, ¥86,021 million, ¥83,658 million, ¥100,589 million and ¥165,283 million as of March 31, 2004, 2005, 2006, 2007 and 2008, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Fiscal year ended March 31, 2008 compared to the fiscal year ended March 31, 2007—Details of Operating Results—Revenues, New Business Volumes and Operating Assets—Direct Financing Leases,” and “—Installment Loans and Investment Securities,” “—Fiscal year ended March 31, 2007 compared to the fiscal year ended March 31, 2006—Details of Operating Results—Revenues, New Business Volumes and Operating Assets—Direct Financing Leases” and “—Installment Loans and Investment Securities.”
(3)	Operating assets are defined as assets subject to regular, active sales and marketing activities including the assets shown on the balance sheet as investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets. Operating assets are calculated before allowance for doubtful receivables on direct financing leases and probable loan losses.
(4)	Return on equity is the ratio of net income for the period to average shareholders’ equity based on fiscal year-end balances during the period. Return on assets is the ratio of net income for the period to average total assets based on fiscal year-end balances during the period. Shareholders’ equity ratio is the ratio as of the period end of shareholders’ equity to total assets. Allowance/investment in direct financing leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on direct financing leases and probable loan losses to the sum of investment in direct financing leases and installment loans.
(5)	Basic earnings from continuing operations per share is the amount derived by dividing income from continuing operations by the weighted-average number of common shares outstanding based on month-end balances during the fiscal year. The term basic earnings from continuing operations per share as used throughout this annual report has the meaning described above.
(6)	The US dollar amounts represent translations of the Japanese yen amounts at the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies.

EXCHANGE RATES

In certain parts of this annual report, we have translated yen amounts into dollars for the convenience of readers. The rate that we used for translations was ¥100.19 = $1.00, which was the approximate exchange rate in Japan on March 31, 2008 using the telegraphic transfer rate of the Bank of Tokyo-Mitsubishi, Ltd. The following table provides the noon buying rates for yen expressed in yen per $1.00 in New York City for cable transfers in foreign currencies. As of July 1, 2008, the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies was ¥105.73 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,
	2004	2005	2006	2007	2008
	(Yen per dollar)
Yen per dollar exchange rates:
High	¥120.55	¥114.30	¥120.93	¥121.81	¥124.09
Low	104.18	102.26	104.41	110.07	96.88
Average (of noon buying rates available on the last day of each month during the period)	112.75	107.28	113.67	116.55	113.61
At period-end	104.18	107.22	117.48	117.56	99.85

The following table provides the high and low noon buying rates for yen per $1.00 during the months indicated.

	High	Low
2008
January	¥109.70	¥105.42
February	108.15	104.19
March	103.99	96.88
April	104.56	100.87
May	105.52	103.01
June	108.29	104.41

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

(2) We may suffer losses on our investment portfolio

We hold investments in debt and equity securities, funds, ships, vessels and aircraft in Japan, the United States and other regions. The market values of our investments are volatile and may decline substantially in the current year or future years. Also, debt and equity securities classified as available-for-short-term-sale are measured at fair value and changes in their values have a direct influence on our income and losses. We record unrealized gains and losses on debt and equity securities classified as available-for-short-term-sale securities in shareholders’ equity, net of income taxes, and do not ordinarily charge these directly to income and losses, unless we believe that declines in fair market value on all the securities (other than investment securities), are other than temporary. As the result of the U.S. sub-prime loan problem, market uncertainty has led to less liquidity of securities, greater volatility, widening of credit spreads and a lack of price transparency. Although we attempt to minimize risks through risk management procedures, further deterioration in global financial market conditions could cause us to suffer unexpected losses because of declines in the fair market value of securities.

(3) Changes in market interest rates and currency exchange rates could adversely affect our assets and our financial condition and results of operations

Our business activities are subject to risks relating to changes in market interest rates and currency exchange rates in Japan and overseas. Although we conduct asset-liability monitoring and management (“ALM”), fixed and variable interest rates and terms of fixed-rate assets and liabilities are not necessarily uniform among our assets and liabilities. As such, interest rate fluctuations such as an increase or decrease in the market interest rate or a discrepant movement in long-term or short-term interest rates could adversely affect our operating results.

In addition, the value of our assets may move independently of market interest rates. In a situation where procurement costs are increasing due to a significant increase in market interest rates or the perception that an increase may occur, it may be that for new transactions, including financing leases and loans, changes in lease payments or loan interest rates will diverge from the trend in market interest rates.

Furthermore, changes in market interest rates could have an adverse effect on the credit condition of our assets and our asset structure. With respect to our floating rate loan assets, if market interest rates increase, this may increase the repayment burden our customers bear with respect to their loans. These increased burdens could adversely affect the financial condition of our customers and their ability to repay their obligations to us, possibly resulting in defaults on lease transactions and loans. Alternatively, a decline in interest rates could result in faster prepayments of loans and a decrease in the value of our assets.

Not all of our assets and liabilities are matched by currency. In addition, a significant portion of our operating assets, revenues and pre-tax income is attributable to overseas operations, in particular in the United States, and subject to foreign exchange risks. We have equity and accumulated retained earnings in our subsidiaries and affiliates in the United States and other countries outside of Japan, which is also subject to foreign exchange risk. As a result, a significant change in currency exchange rates could have an adverse impact on our financial condition and results of operations.

(4) Our funding may be adversely affected if our credit ratings are downgraded

We obtain credit ratings from rating companies. A downgrade in our credit ratings could result in an increase in our interest expenses, and could have an adverse impact on our ability to access the capital markets, thereby adversely affecting our financial position and liquidity. Although we have access to other sources of liquidity, including bank borrowings and sales of our assets, we cannot be sure that these other sources will be adequate or available on terms acceptable to us if our credit ratings are downgraded or other adverse conditions arise. As a result, our business activities, financial condition and results of operations may be adversely affected by a credit ratings downgrade.

(5) Our use of derivatives to manage risk and reduce price fluctuations in our investment portfolio may adversely affect our financial condition and results of operations

We utilize derivative instruments to reduce investment portfolio price fluctuations, to manage interest rate and foreign exchange rate risk, and as part of our trading activities. However, we may not be able to successfully manage our risks through the use of derivatives. Counterparties may fail to honor the terms of their derivatives contracts with us. We may suffer losses from trading activities. As a result, our operations and financial condition could be adversely affected. For a discussion of derivative financial instruments and hedging, see Note 26 in “Item 18. Financial Statements.”

2. Risks related to our business overall

(1) We face various operational risks

Our various businesses entail many sorts of operational risk. Operational risk is defined as the risk of loss resulting from inadequacies in, or failures by, internal processes, people and systems, or from external events. Examples of operational risk include inappropriate sales practices, disclosure of confidential information, misconduct of officers or employees, errors in the settlement of our accounts, erroneous stock orders, computer system security failures and conflicts with our employees concerning labor and workplace management.

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

(i) A failure to comply with regulations to which our businesses are subject could result in sanctions or penalties, harm our reputation and adversely affect our results of operations

Our business and employees in Japan are subject to various laws and regulations, including those applicable to financial institutions such as Moneylending Business Law, Installment Selling Control Law, Insurance Business Law, Banking Law, Trust Business Law, Real Estate Trading Business Law, Building Standards Law as well as general laws applicable to our business activities such as Company Law, Financial Instruments and Exchange Law, Antimonopoly Act, the Personal Information Protection Act and we are under the regulatory oversight of the government authorities. Our businesses outside of Japan are also subject to the laws and regulations of the jurisdictions in which they operate and are subject to oversight by the regulatory authorities of those jurisdictions. Our compliance and legal risk management structures are designed to prevent violations of such laws and regulations, but they may not be effective in preventing all future violations. We engage in a wide range of businesses and may expand into new businesses through our acquisition activities. We implement various internal control measures for our businesses, however, with the expansion of our operations, these controls may be ineffective. In such cases, we may be subject to sanctions or penalties, and our reputation may be adversely affected. Future violations of laws and regulations could result in regulatory action and harm our reputation, and our business, financial condition and results of operations could be adversely affected. Even if there are no violations of laws, if we are investigated by government authorities and this information becomes public, our reputation may be harmed and our results of operations may be adversely affected.

(ii) Failures in our computer and other information systems could hinder our operations and damage our reputation and relationship with customers

We are highly reliant on computer systems and other information systems for financial transactions, personal information management, business monitoring and processing and as part of our business decision-making and risk management activities. We are also developing data center services for our customers. System shutdowns, malfunctions or failures due to unexpected contingencies, the mishandling or fraudulent acts of employees or third parties, or infection by a computer virus could have an adverse effect on our operations, such as hindered receipt and payment of monies, leak or destruction of confidential information or personal information, generation of errors in information used for business decision-making and risk management, and the suspension of other services provided to our customers. In such event, our liquidity or that of the customer who relies on us for financing or payment or who utilizes our data center services could be adversely affected, and our relationship with the customer could also be adversely affected. As a result, we could be sued or subject to administrative penalty or our reputation or credibility could be adversely affected.

Our information system equipment could suffer damage from a large-scale natural disaster or terrorism. Since information systems serve an increasingly important role in business activities, the risk of stoppage of the network or information systems due to disaster or terrorism is increasing. If networks or information systems fail, we could experience interruption of business activity, delay in payment or sales, or substantial costs for recovery of functionality.

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

(3) If our independent registered public accounting firm finds that our internal control over financial reporting is insufficient, investors may lose confidence in the reliability of our financial statements, resulting in a negative impact on our share price, financial condition and reputation

The U.S. Securities and Exchange Commission (the “SEC”), as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring foreign private issuers to include a report of management on the company’s internal control over financial reporting in its Annual Report on Form 20-F that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. These requirements are reflected in our Annual Report on Form 20-F (starting with that issued for the fiscal year March 31, 2007). Although we have diligently and vigorously established and assessed our internal control over financial reporting in order to ensure compliance with Section 404 requirements, in the future periods our independent registered public accounting firm may identify material weaknesses in our internal control over our financial reporting and may issue a report that our internal control over financial reporting is ineffective. These possible outcomes could result in an adverse reaction in the financial market due to a loss of investor confidence in the reliability of our financial statements, which could have a negative impact on our share price, reputation, business activities, results of operations and financial condition.

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

(2) Our access to liquidity and capital may be restricted by economic conditions or instability in the financial markets

Our primary sources of funds are borrowings from banks and other institutional lenders, funding from capital markets, such as offerings of commercial paper, medium-term notes, straight bonds, asset-backed securities and other debt securities, and deposits. Such sources include a significant amount of short-term funding such as commercial paper and borrowings from various institutional lenders. Due to turmoil in financial markets, it is possible that risks related to our liquidity could significantly increase in the event that further concerns emerge related to potential bankruptcies of financial institutions. Such developments may result in increased uncertainty regarding financial systems, increases in market interest rates, additional credit exposure or weak investor sentiment that could adversely affect our access to funding, business activities, financial condition and operating results.

We have taken what we believe are appropriate countermeasures in consideration of such liquidity risks, such as establishing committed credit facilities for the purpose of supplementing liquidity. However, no assurance can be provided that such measures will be adequate to deal with severely adverse borrowing conditions.

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

(4) Our business may be adversely affected by economic fluctuations and political disturbances

We conduct business operations in Japan as well as overseas, including in the United States, Asia, Oceania, the Middle East and Europe. Economic deterioration, volatility in financial markets, shifts in commodity market prices, political instability or religious strife in any such region could adversely affect our operations.

For example, if as a result of the U.S. sub-prime loan problem and other factors, unstable market conditions continue and global financial market conditions deteriorate further, valuation of our securities, loans and other commitments could be subject to greater uncertainty. Notwithstanding our attempt to minimize these risks through risk management procedures, our financial condition and results of operations could be adversely affected by such conditions.

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

4. Risks related to specific businesses

(1) Our real estate-related business exposes us to various risks

The main areas of our real estate-related business operations are real estate-related loans and real estate business. Real estate-related loans are comprised of loans secured by real estate collateral, loans to domestic real estate companies or construction companies and non-recourse loans for which cash flow from real estate is the main source of repayment. Real estate business is the construction and sale of condominiums; the development and lease of office buildings, logistics warehouses; the operation of hotels, golf courses and training facilities; the development and operation of senior housing; integrated facilities management and related services; and asset management services for real estate investment trusts (REITs).

In Japan and overseas, adverse changes in the balance of supply and demand in real estate markets, or adverse changes in the funding environment for the purchase and development of real estate may cause the condition of the real estate market to deteriorate. See “Item 4. Information on the Company—Operating Environment, Real Estate.” This may adversely affect our business activities, the value of our long-lived assets and the value of the collateral underlying the loans we make. Any such events could have an adverse effect on our results of operations and financial condition.

When we commence a building construction project, we try to obtain indemnity against any breach or defect of property to the extent possible from the contractor. When we purchase a property, we try to obtain indemnity to the extent possible from the seller to cover losses and expenses caused by any defects of geological condition, structure or material in relation to such property. If the construction work is postponed or cancelled due to contractor’s circumstances, or if there is any defect in a building or facility sold or leased by us and indemnity is not provided by the contractor or seller or if the indemnities provided are insufficient due to a deterioration of their financial condition, we may be required to indemnify tenants or purchasers and thereby incur losses. Even if we do not have to indemnify tenants or purchasers, there might be an additional cost for us to maintain the construction or the project and we may need to pay higher costs than we originally budgeted. In addition, even if we do not incur financial loss, there could be an adverse affect on our reputation due to our involvement as the seller, owner or original developer of the property, depending on the breach or defect.

Before the Soil Contamination Measures Law came into effect in 2003, we did not, at the time of acquisition, investigate land (including land provided as collateral for a particular loan) that had been used as a factory site or operating facility in which hazardous materials were used or that otherwise could cause health problems due to soil contamination. If it is later determined that such land is polluted and it is necessary to take countermeasures under the Soil Contamination Measures Law, this could have an adverse effect on the sale of the land or the amounts receivable on foreclosure from land held as collateral. Although we have conducted investigations at the time of acquisition with respect to land acquired after the Soil Contamination Measures Law came into effect, a subsequent determination that such land is polluted may have the same adverse consequences.

If the Building Standards Law, the City Planning Law or any other property related laws and regulations are amended, we may suffer additional responsibility and increase of costs. For example, any amendments to the Building Standards Law and other related laws and regulations triggered by the problems of asbestos or inadequate earthquake resistance in buildings could lead to increased costs due to tightening of internal due diligence or prolonged project periods due to tightened operating processes. Changes of the initial project plans may be required for real-estate development projects, depending on the results of discussions with the neighboring residents, even though all the approvals and licenses required for such projects may have been previously obtained. Also, such conditions may result in an increased likelihood that sales will become difficult due to lowered credibility of the real estate market or shifts in market preferences. These factors could result in a decline in our revenue. Furthermore, since the real estate-related companies to which we make loans may be affected in the same way, debt collection from such companies could be difficult due to deterioration of their business condition. The liquidity of properties held by us as collateral may decline, which could also make debt collection difficult.

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

We cannot guarantee that the price we pay for acquisitions will be fair and appropriate. If the results of the acquired company happen to be lower than what we expected at the time we made the acquisition, our acquisitions could result in future large write-downs related to goodwill and other assets.

In recent years, the contribution from consolidated subsidiaries and equity method affiliates to our consolidated statements of income has increased and has been an important component of our income. There is no assurance that this contribution can be maintained. While we will continue to review and selectively pursue investment opportunities, there can be no assurance that we can continue to identify attractive opportunities, or that such investments will be as profitable as we originally expect. These companies have a wide range of business operations, including operations that are very different from financial services which is our core business. Failure to manage these companies effectively could result in financial losses as well as losses of future business opportunities. In addition, we may not be able to sell or otherwise dispose of the invested business or company at such time or in such period and at such price as we initially expected. We may also need to invest additional capital in certain of these companies if their financial condition deteriorates. We may lose key personnel in the companies in which we invest if such personnel are not satisfied with our management.

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

(4) Leasing equipment distributors’ inappropriate sales activity may increase the number of customer claims against us and adversely affect our reputation and business performance

Our leasing business and reputation could be affected by the behavior of individual distributors of equipment and problems specific to this industry. In 2005, inappropriate sales activity was a serious problem in the telephone equipment leasing industry. In response, the Ministry of Economy, Trade and Industry amended the “Law concerning Specified Trades” in 2005 and has provided guidance to firms in the related industries on compliance measures. Because of this guidance, our customers may make claims or inquiries to us, and as a result leasing contracts may be cancelled before maturity. Any such early lease cancellations may adversely affect our business performance. The measures we have taken to resolve and address these problems or may take in the future may cause leasing business costs to increase and leasing transactions to decline, and may result in an adverse effect on our reputation.

(5) Increased competition or regulatory changes in the entertainment industry could weaken the financial condition of entertainment companies to which we provide credit, which may adversely affect their ability to repay us

We provide credit to entertainment-related industries such as the pachinko halls, primarily through direct financing leases and installment loans. Even though we have accumulated credit know-how from past experiences and secure these transactions with collateral liens after thorough examinations of the particular risks involved with these entertainment-related industries, our business activities, financial condition and our results of operations could be adversely affected by an intensification of competition or substantial changes in the regulation of these industries, which may adversely affect their financial condition and ability to repay us.

(6) Changes in the Moneylending Business Law and the reduction of the maximum chargeable interest rate may adversely impact our results of operations or financial condition

We provide credit to the consumer and commercial loan industry through installment loan transactions and other similar transactions. The business environment that surrounds this industry is very severe due to increasing risk of claims for the “gray zone” interest refunds and the strengthening of various related legal restrictions including restrictions on the maximum amount of loans that any borrower may make and a reduction in the maximum chargeable interest rates implemented by revisions to the Moneylending Business Law in response to the “gray zone” interest and multiple debtor problems. The performance trend of the consumer loan industry as a whole may adversely affect our results of operations or financial condition.

(7) Accidents in our environment-related business could damage our reputation and cause us to incur financial losses

We began operations of an industrial waste disposal facility in June 2006 as a Private Finance Initiative, or PFI, under contract with Saitama prefecture in Yorii-machi, Saitama. In addition, we were assigned shares of Kanematsu Environmental Corporation (now Funabashi Environmental Corporation) in March 2008 to develop an industrial waste disposal business mainly in Funabashi-shi, Chiba. With respect to the PFI in Saitama, in order to minimize the risk of emitting environmental pollutants, the center there utilizes the most advanced waste disposal techniques. To run and maintain the center appropriately, we have contracted with the waste disposal specialist firm that constructed the center to serve as operator. Though environmental pollution or fire could occur due to an operational mistake or defect in the disposal facility, we are insured to protect against a variety of such accident risks. In addition, we have ensured that, under our operating agreement with the operator, the operator that bears responsibility for operation and maintenance of the facility and under the design and construction contract bears responsibility for any defect in the facility.

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

(8) Our medical business and nursing care business expose us to various risks

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

We provide rental services of medical instruments. We entrust the inspection of such medical instruments to professionals designated by the makers of the instruments. Such makers are responsible for any injuries or damages caused from the defects of such medical instruments. However, we also have potential obligations for such defects as a lessor. Further, even if there is no pecuniary liability, our reputation could be adversely affected in the event there are defaults.

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

(9) If our advisory services and consulting services which we offer to our customers are insufficient, we may be obligated to compensate our customers

We provide M&A and financial advisory and consulting services to our customers at our subsidiaries such as ORIX M&A Solutions Corporation and Houlihan Lokey Howard & Zukin, or Houlihan Lokey. If such services are insufficient and our customers suffer losses as a consequence, we may be obligated to compensate our customers for those losses.

(10) Our life insurance subsidiary is subject to risks that are specific to its business

We are exposed to the risk of unpredictable increases in insurance payments for deaths and hospital benefits, in relation to the business of ORIX Life Insurance Corporation, or ORIX Life Insurance. It may incur valuation losses or losses on sales if the value of securities it purchases for asset management purposes decreases. In addition, if ORIX Life Insurance fails to conduct asset liability management, or ALM, in a prudent and foresightful manner to pursue an optimal combination of risk and expected returns on investment assets and underwriting risks on insurance policy benefits, its results of operations and financial condition may suffer.

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

(11) If the reputation of our professional baseball team declines, our share price and financial condition could be adversely affected

We own and manage a professional baseball team in Japan, the ORIX Buffaloes. Management of a professional baseball team in Japan, due to its public nature, requires us to consider the various social effects it may have and the reputation of the team. If the reputation of the baseball team declines, our business activities, financial condition, results of operations and our share price could be adversely affected as a consequence.

(12) Ship brokerage business exposes us to market and credit risks

We operate a ship brokerage business in which we place orders for new ships with shipbuilders and deliver those ships to our customers that purchase them for use. If any purchasing customers’ defaults under its purchase agreement, we must purchase or hold the new ship ourselves. Because the process shipbuilding takes several years from placement of an order to delivery of the ship, a decline in the condition of the market may adversely affect our results of operation.

5. Risk related to holding or trading our shares

(1) Dispositions of the Shares may adversely affect market prices for the Shares

A few of our shareholders hold more than five percent of the total number of outstanding Shares. These shareholders may for strategic or investment reasons decide to reduce their shareholdings in ORIX. Dispositions of the Shares, particularly dispositions of large numbers of shares by such major shareholders, may adversely affect market prices of the Shares.

For information on shareholdings, see “Item 7. Major Shareholders and Related Party Transactions.” Due to changes in the global economy or political conditions, investors outside Japan may reduce their investments in Japanese stocks. A large portion of our Shares are held by investors outside Japan, and a reduction in Japanese stock investment by such investors may adversely affect market prices of our Shares.

(2) Change of listed sections and delisting of Shares could adversely affect the liquidity and price of the Shares

Each of the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd, on which the Shares are listed in Japan, has certain standards for maintaining the listing of shares, including a minimum share distribution standard—a requirement for a minimum number of unaffiliated holders of units of shares. If we fail to meet the listing standards, the Shares may be subject to a change in their listed section, from the more prestigious section 1 to section 2 or, in certain cases, delisting. In general, the liquidity of shares on section 2 is lower and share price volatility is higher than on section 1. If our Shares are changed to section 2, or are delisted, the liquidity of and prices for the Shares could be adversely affected.

(3) Rights of shareholders under Japanese law may be different from those under the laws of other jurisdictions

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

(4) It may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors or executive officers, or to enforce against ORIX or those persons judgments obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the United States

ORIX is a joint stock company incorporated in Japan. Most or all of ORIX’s directors and executive officers are residents of countries other than the United States. Although some of ORIX’s subsidiaries have substantial assets in the United States, substantially all of ORIX’s assets and the assets of ORIX’s directors and executive officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors and executive officers or to enforce against ORIX or those persons, in US courts, judgments of US courts predicated upon the civil liability provisions of US securities laws. ORIX has been advised by its Japanese counsel that there is doubt, in original actions or in actions to enforce judgments of US courts, as to the enforceability in Japan of civil liabilities based solely on US securities laws. A Japanese court may refuse to allow an original action based on US securities laws.

The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil or commercial matters. Therefore, if you obtain a civil judgment by a US court, you will not necessarily be able to enforce such judgment directly in Japan.

(5) We expect to be treated as a passive foreign investment company

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

(6) If you hold fewer than 10 Shares, you will not have all the rights of shareholders with 10 or more Shares

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

(7) Foreign exchange fluctuations may affect the value of our securities and dividends

Market prices for our ADSs may decline if the value of the yen declines against the dollar. In addition, the amount of cash dividends or other cash payments made to holders of ADSs will decline if the value of the yen declines against the dollar.

(8) A holder of ADRs has fewer rights than a shareholder and must act through the depositary to exercise those rights

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

CORPORATE HISTORY

ORIX was established on April 17, 1964 in Osaka, Japan as Orient Leasing Co., Ltd. by three trading companies and five banks that included Nichimen Corporation, Nissho Corporation and Iwai Corporation (presently Sojitz Corporation), the Sanwa Bank and Toyo Trust & Banking (presently Mitsubishi UFJ Financial Group, Inc.), the Industrial Bank of Japan and Nippon Kangyo Bank (presently Mizuho Financial Group, Inc.), and the Bank of Kobe (presently Sumitomo Mitsui Financial Group, Inc.). While we maintain certain business relationships with these companies, they now hold only a limited number of our Shares in the aggregate.

Our initial development occurred during the period of sustained economic growth in Japan during the 1960s and lasted through to the early 1970s. During this time, strong capital spending by the corporate sector fueled demand for equipment, and led to the first wave of newly established leasing companies in Japan. Under the leadership of Tsuneo Inui, who served as President from 1967 to 1980, we capitalized on the growing demand in this period by expanding our portfolio of leasing assets.

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

The 1970s saw the gradual maturing of the Japanese leasing industry, and the Japanese economy was adversely affected by the two oil shocks of 1973 and 1979, resulting in reduced growth in capital spending and increased volatility in foreign exchange rates. Despite these difficulties, we continued to grow rapidly by expanding and diversifying our range of products and services to include ship and aircraft leasing along with real estate collateralized loans. Furthermore, in 1972, we established Orient Leasing Interior (now ORIX Alpha), which concentrated on leasing furnishings and fixtures to retailers, hotels, restaurants and other users. We subsequently set up a number of specialized leasing companies to tap promising new markets, including ORIX Auto Leasing Corporation (now ORIX Auto) in 1972, and Orient Instrument Rentals (now ORIX Rentec), in 1976. We established Family Consumer Credit (now ORIX Credit) in 1979, with the aim of entering the consumer finance sector.

During the 1970s, we expanded overseas, establishing our first overseas office in Hong Kong in 1971, followed by Singapore in 1972, Malaysia in 1973, the United States in 1974, Indonesia in 1975, South Korea in 1975, the Philippines in 1977 and Thailand in 1978.

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

In the 1990s, the Japanese economy experienced a protracted period of industrial stagnation and, in the latter half of the decade, instability within the financial sector. Notwithstanding these adverse conditions, we continued to further develop and expand our financial activities and products and we began to focus our attention on retail operations. For example, in 1991 we entered the life insurance business by establishing ORIX Omaha Life Insurance (now ORIX Life Insurance), and from 1997, we began to offer ORIX Direct Life Insurance, a new life insurance product offered directly to individual customers. In April 1998, we acquired Yamaichi Trust & Bank, Ltd. (now ORIX Trust and Banking), in 1998, which has since concentrated primarily on housing loans. Furthermore, with the deregulation of brokerage commissions in May 1999, ORIX Securities began ORIX ONLINE, an internet-based brokerage aimed at individual investors. We also entered the loan servicing business overseas in 1997 through a joint venture with Bank One Corporation of the United States (the joint venture is presently a subsidiary of ORIX USA).

In 1999, in order to increase the efficiency of our real domestic estate-related operations, we established our Real Estate Finance Headquarters, which is primarily engaged in real estate-related finance, and ORIX Real Estate Corporation, or ORIX Real Estate, which focuses on the development, operation and management of real estate in Japan. Subsequently, we expanded our real estate-related activities to include loan servicing, real estate investment trusts, commercial mortgage-backed securities, integrated facilities management and asset management in Japan.

We established our Investment Banking Headquarters in 1999, and have since been attempting to expand our investment banking activities, which include principal investments, corporate rehabilitation and consulting.

Since 2000, we have actively expanded our automobile-related operations by acquiring companies and assets. For example, in addition to our existing companies, ORIX Auto Leasing, ORIX Rent-A-Car, and ORIX

Rent-A-Car Hokkaido, we added Senko Lease and IFCO Ltd. in 2001, Nittetsu Leasing Auto Co., Ltd. in 2002, and JAPAREN in 2003. We combined these seven companies into ORIX Auto in January 2005.

In February 2005, in order to expand investments based mainly in the Asia region, we transferred control of certain operations from our Investment Banking Headquarters and Real Estate Finance Headquarters to the newly established Alternative Investment & Development Headquarters located in Japan.

In December 2005, as a part of our business restructuring in the United States, we sold part of our loan servicing business, including primary and master servicing departments and entrusted servicing assets. While in January 2006, we entered the investment banking field in the US with the acquisition of Houlihan Lokey Howard and Zukin (HLHZ). HLHZ established operations in Hong Kong and Japan in 2007, and is expanding financial advisory services across a broad range of operations including advisory operations and valuation support for cross-border M&A.

In June 2007, in order to expand our real estate-related business in Asia and the Middle East where medium- to long-term growth is expected, we established an International Real Estate Business Headquarters located in Japan, which was integrated into ORIX Real Estate Corporation to take advantage of opportunities both domestically and globally in June 2008.

In January 2008, we integrated our Real Estate Finance Headquarters into our Investment Banking Headquarters.

In June 2008, to promote further diversification within ORIX’s operations throughout Asia, Oceania, the Middle East and Europe, International Business Headquarters and Alternative Investment and Development Headquarters were merged into the new International Administrative Headquarters.

STRATEGY

Target Performance Indicators

We have identified the growth rate of diluted net income per share, ROE (ratio of net income to average shareholders’ equity) and the shareholders’ equity ratio as important performance indicators. We seek to maintain a business portfolio focused on balancing growth, profitability and financial stability.

From a medium- and long-term perspective, our objectives for each performance indicator are shown below.

•	Strive to achieve sustained growth in diluted net income per share.

•	Maintain and improve ROE (ratio of net income to average shareholders’ equity).

•	Sustain an appropriate shareholders’ equity ratio according to changes in operations and levels of risk.

The trend in the value of each of the performance indicators for the past three years is shown below.

	As of March 31,
	2006	2007	2008
Net Income per Share (Diluted)	¥1,790.30	¥2,100.93	¥1,817.81
Return on Equity (%)	19.8%	18.3%	13.8%
Shareholders’ Equity Ratio	13.2%	14.6%	14.1%

Medium- and Long-Term Corporate Management Strategy

We are aiming to achieve sustained growth from a medium- and long-term perspective. With the continued evolution of the economy and society, market demands for innovative products and services increasingly affect the financial services sector, our principal operating domain. Accordingly, we believe that our management’s ability to promptly and flexibly respond to changing market needs will be critical to achieving medium- and long-term growth.

To realize this objective, we are undertaking operations based on the following policies;

•	Expand our sales network developed through financial services, including leases and loans, and further strengthen our base of operations for growth through diversification and business expansion.

•

Utilize our sales network to promote investment banking operations such as principal investments, including corporate rehabilitation and business succession, and advisory services related to M&A and financial restructuring.

•

Utilize our strengths in the fields of both finance and real estate to further expand our real estate-related operations within a market environment in which financial products continue to grow in importance.

•

Diversify our overseas operations based from our existing businesses focusing on financing for SMEs to real estate-related operations and investment banking operations, as well as expansion into new regions.

With the business year beginning from April 2008, we will change certain elements of our organization, and management structure. We will realign our business segments into the following six categories: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business. Each segment will be authorized to make decisions regarding its strategic planning, allocation of management resources, and portfolio balancing.

In light of our rapid expansion and transformation during the past four to five years, our management believes that this consolidation into six segments will be a vital factor in developing and maintaining our strategic advantages and maximizing our corporate value.

Through the effective allocation and monitoring of equity, capital and human talent among these six segments, we seek to maximize our corporate value.

Challenges to be addressed

Based on our belief that a robust and dynamic corporate structure is integral to achieving sustained growth, we intend to implement the following four measures.

1.	Engage in transactions that provide both social and economic value.

2.	Further improve our financial position.

3.	Establish a workplace environment that is valued by our employees.

4.	Enhance our risk management.

We secure new transactions by providing quality products and services for our customers. Although our primary objective is to increase corporate profitability, we also seek to engage in transactions that comply with relevant laws and regulations and take environmental issues into consideration.

As a result of our efforts to improve our financial position and credit ratings during the past few years, we have achieved these goals to some extent. With an objective of securing new growth opportunities, we aim to further improve our financial position. In light of the present environment of increasing credit instability and uncertainty in global financial markets, we will pay particular attention to maintaining an appropriately weighted balance sheet.

We will strive to establish a rewarding and motivating workplace in which our employees can fulfill their potential irrespective of nationality, age, gender, career, education and employment type, and thereby increase the strength of our organization as a whole.

To enhance our risk management, we aim to achieve our management goals through implementing timely and comprehensive enterprise risk management programs incorporating capital management, individual business risk, procurement of funds and personnel strategies. We believe that these measures will also help us to flexibly adapt to changes in our business environment and to the further diversification of our business.

PROFILE OF BUSINESS BY SEGMENT

Our reportable segments are based on FASB Statement No. 131. They are mainly identified based on the nature of services for operations in Japan and on geographic area for overseas operations. For a discussion of the basis for the breakdown of segments, see Note 30 in “Item 18. Financial Statements.” The following table shows a breakdown of revenues by segment for the years ended March 31, 2006, 2007 and 2008.

	Years ended March 31,
	2006	2007	2008
	(In millions of yen)
Operations in Japan:
Corporate Financial Services	¥97,683	¥123,328	¥131,139
Automobile Operations	130,775	146,966	158,093
Rental Operations	67,066	67,859	78,317
Real Estate-Related Finance	69,472	82,345	91,179
Real Estate	198,780	245,336	278,096
Life Insurance	137,468	132,060	128,742
Other	111,854	145,443	126,343

Sub-total	813,098	943,337	991,909

Overseas operations:
The Americas	70,223	119,940	101,739
Asia, Oceania and Europe	88,914	103,593	121,988

Sub-total	159,137	223,533	223,727

Total segment revenues	972,235	1,166,870	1,215,636
Difference between segment totals and consolidated amounts	(58,303)	(41,910)	(61,582)

Total consolidated amounts	¥913,932	¥1,124,960	¥1,154,054

Each of the segments listed in this breakdown of revenues is briefly described below. See also the descriptions in “—Reorganized Business Segments”.

OPERATIONS IN JAPAN

Our operations in Japan are conducted by ORIX and a number of our subsidiaries and affiliates. In general, our sales staff in Japan sells the full range of our products, including products of subsidiaries such as ORIX Auto, ORIX Rentec, ORIX Life Insurance and ORIX Facilities Corporation, or ORIX Facilities. However, other subsidiaries, such as our real estate subsidiary, serve more specialized functions. Products and services of these subsidiaries are handled by their dedicated sales staffs, whose specialized training and experience are required in the markets they serve.

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

Corporate Financial Services

The operations of the Corporate Financial Services segment, the core of our entire business, trace their origins back to when we were established as a leasing company in 1964. The sales and marketing network of this segment extends throughout 93 locations in Japan to service a customer base consisting primarily of SMEs. We provide direct financing leases for various kinds of equipment, in addition to corporate loans, and engage in the provision of life and casualty insurance, investment products, as well as integrated facilities management services. Our sales representatives begin with the introduction of a lease or loan, after which we work to determine the needs of our customers. This allows us to provide various other products and services based upon particular customers’ operational or practical needs.

The activities in this segment are conducted primarily through our four sales headquarters—the Tokyo Sales Headquarters, the Kinki (Osaka) Sales Headquarters, the District Sales Headquarters and the OQL Headquarters. The number of employees working for headquarters and subsidiaries in this segment is 1,932.

Automobile Operations

The Automobile Operations segment consists of the automobile leasing and car rental operations. ORIX Auto is primarily responsible for activities in this segment. The number of employees working for subsidiaries in this segment is 1,969. The ORIX Group first launched its automobile leasing service for corporations in 1972. Today, this business offers a full range of vehicle management outsourcing services to meet customer needs, from passenger cars to highly specialized trucks.

Our car rental operation began in 1985, and today rents vehicles under the ORIX Rent-A-Car, JAPAREN, and X-Rent-A-Car brands. With approximately 830 rental outlets across Japan, we offer a wide range of rental vehicles, from passenger cars to trucks, for both corporate and individual customers.

Rental Operations

We entered the precision measuring equipment rental market in 1976. Today our principal operations in this market include the rental of computers and precision measuring equipment, as well as the provision of technical support, calibration, asset administration services and a variety of other services related to rental equipment use. ORIX Rentec is the principal company conducting the business operations of this segment. We offer quick deliveries, calibration, and other services to respond to customers’ management needs, and believe that we have a strong position in the market for measuring equipment rental. By maintaining a base of approximately 600,000 units of 30,000 different types of equipment, our automated warehouses provide customers with rapid response to orders. The segment had 997 employees on a consolidated basis as of March 31, 2008.

Real Estate-Related Finance

This segment provides:

•	real estate finance to corporations, a business that has its origins in the real estate-collateralized loan business we began in 1971;

•	real estate-related finance, including housing loans to individuals, a business we launched in 1980; non-recourse loans, started in 1999; and

•	loan servicing businesses to invest in non-performing loans, started in 1999.

Moreover, we have started to securitize non-recourse loans as commercial mortgage backed securities (CMBS) since 2000. The activities in this segment are conducted primarily by our Real Estate Finance Headquarters (now a part of Investment Banking Headquarters), ORIX Trust and Banking, and ORIX Asset Management & Loan Services. The number of employees working for headquarters and subsidiaries in this segment is 932.

Real Estate

The Real Estate segment has its origins in corporate dormitory rentals, which we launched in 1986. We began developing residential condominiums in 1993. In addition to condominiums, the segment is now engaged in:

•	development, marketing and leasing of office buildings and logistic facilities;

•	operation of senior housing, hotels, training facilities and golf courses;

•	integrated facilities management and related services; and

•	asset management and administration on behalf of REITs.

ORIX Real Estate and ORIX Facilities are our subsidiaries that are primarily responsible for activities in this segment. The number of employees working for subsidiaries in this segment is 2,894.

Life Insurance

We began marketing life insurance to corporate customers in 1991 via sales agents. This segment now focuses on providing detailed insurance planning for customers based on their specific needs. ORIX Life Insurance is the principal company conducting the business operations of this segment. Our insurance products have been sold by sales and marketing specialists in the Corporate Financial Services segment, sales agents and direct marketing to both corporate and individual customers. The number of employees working for subsidiaries in the Life Insurance segment is 572.

Other

The Other segment encompasses a range of operations including new businesses. Principal activities include card loans (which we began in 1987), venture capital (from 1983), securities brokerage and services (commenced through capital participation in 1986, and currently a 100% subsidiary) and principal investments (from 2000). This segment includes the equity method affiliates The Fuji Fire and Marine Insurance Company Limited, in which ORIX made an investment in 2002, and DAIKYO INCORPORATED, acquired in 2005. The activities in this segment are conducted primarily by ORIX, ORIX Credit, ORIX Capital Corporation, or ORIX Capital, and ORIX Securities. The number of employees working for headquarters and subsidiaries in this segment is 4,117, and employees associated with our principal investment operations are included in this number.

OVERSEAS OPERATIONS

Since the establishment of our first overseas subsidiary in Hong Kong in 1971, we have competed in selected international markets through subsidiaries and investments in joint ventures. As of March 31, 2008, we operated in 25 countries and regions outside Japan. Our overseas operations employ 3,333 employees working for headquarters and subsidiaries. The number of offices of both subsidiaries and affiliates is 289.

The Americas

Our present operations in this segment include corporate finance, investment banking and real estate-related businesses. In corporate finance, we have been providing corporate loans since 1981, and are also investing in high yield bonds. Our real estate-related operations began in 1987 with the acquisition of a real estate development company, and since that time we have expanded into related operations, including commercial mortgages. In January 2006, we acquired the investment bank Houlihan Lokey, a leading M&A and financial advisor in the United States. The number of employees working for subsidiaries in this segment is 1,121. The activities in this segment are conducted by ORIX USA.

Asia, Oceania and Europe

We established our first overseas office in Hong Kong in 1971 and, over a 37-year period, have expanded throughout Asia, Oceania, Europe, the Middle East, and North Africa. Operations consist primarily of corporate leasing and lending, ship finance, and transportation-related operating leases. In the Asia, Oceania and Europe segment, we operate in 21 countries and regions including Hong Kong, China, Singapore, Malaysia, Indonesia, the Philippines, Thailand, Sri Lanka, Taiwan, South Korea, Pakistan, India, Oman, Egypt, Saudi Arabia, UAE, Kazakhstan, Australia, New Zealand, Ireland and Poland. The number of employees working for headquarters and subsidiaries in this segment is 2,212. In this segment, which is mainly focused on Asia, the ORIX Group is committed to delivering financial products and services focusing on corporate leasing, hire purchase and lending. We are expanding our business operations by leveraging the Group’s diversified products and services as well as our sales network.

REORGANIZED BUSINESS SEGMENTS

As of April 1, 2008, ORIX implemented changes to its internal organization to reorganize its businesses into six segments to facilitate formulating strategy, allocating resources and determining portfolio balance at the segment level. These six new business segments are: Corporate Financial Services, Maintenance Leasing , Real Estate, Investment Banking, Retail and Overseas Business.

Management believes reorganizing our business into these six new segments addresses the significant changes in the ORIX Group’s operations and lines of business over the past four to five years. Each segment is organized as a large strategic unit that we believe will allow us to maximize our corporate value by identifying and building strategic advantages vis-a-vis anticipated competitors in each area and by helping ORIX obtain a competitive advantage in our Investment Banking segment and other businesses that involve capital markets.

An overview of operations, operating environment and operating strategy for each of the six new segments follows below.

Corporate Financial Services

Overview of Operation

The Corporate Financial Services segment has its origin in the leasing business developed at the time of ORIX’s establishment in 1964, and even today this segment serves as the foundation for the entire ORIX Group.

Operating through a nationwide network of 98 offices, ORIX provides capital through loans and leasing for capital investment and other needs to its core customer base of domestic SMEs. In addition, the Corporate Financial Services segment serves as a central point of contact for the entire ORIX Group in responding to needs of other segments, including business succession and overseas business development.

The activities in this segment are conducted primarily through our four sales headquarters—the Tokyo Sales Headquarters, the Kinki (Osaka) Sales Headquarters, the District Sales Headquarters and the OQL Headquarters. The number of employees working for headquarters and subsidiaries in this segment is 2,560.

Operating Environment

The segment’s operating environment has changed significantly in the past fiscal year. The trends of increasing concerns of a U.S. economic slowdown, the strengthening of the yen, and rising prices for crude oil and other raw materials have exceeded the assumptions underlying forecasts for domestic economic growth at the start of the fiscal year. As a result, the outlook for SMEs remains uncertain. The SME market is polarizing, with successful companies actively requiring funds to continue making capital investments and opening new facilities while an increasing number of unsuccessful companies are filing for bankruptcy.

Furthermore, amidst the turmoil in the financial and capital markets, the trend of decreasing long-term interest rates has continued, despite rising short-term interest rates. A majority of the assets of the Corporate Financial Services segment are installment loans and investments in direct financing leases. The interest and leasing rates for these assets are mainly tied to the long-term prime rate, but we believe that continued domestic economic uncertainty and other factors make an increase in long-term rates unlikely in the near term.

ORIX competes primarily with banks and leasing companies in the market for SME loans and leases.

Operating Strategy

As the foundation for the entire ORIX Group, the Corporate Financial Services segment works to help improve the competitiveness of SMEs by providing a swift, flexible and precise response to their requirements. In addition, this segment is developing new businesses related to the environment and other new sources of earnings.

For sales managers in this business segment, our fundamental approach involves developing an in-depth understanding of customers while working on their transactions and identifying specific customer needs that allows our sales managers to cooperate with other divisions as required to develop and deliver optimal solutions that enhance the customer’s competitiveness. In response to the increasingly uncertain outlook for SMEs, we will exercise prudence in taking on new business to evaluate whether expected spreads outweigh any increases in risk.

For existing contracts, sales operations and the Risk Management Headquarters cooperate closely in monitoring risk. When we think it necessary, we respond quickly and take various measures to manage risk, including increasing collateral requirements in response to a deterioration in asset quality. In the current environment, we look to improve return on assets by emphasizing profitability and security over asset expansion.

On the other hand, we work to understand and meet our customers’ needs in order to develop sales activities that expand profitability for both the Corporate Financial Services segment and the ORIX Group as a whole. ORIX’s strength is our nationwide sales network established through expanding our transactions with SMEs over many years and the personnel needed to support it. ORIX supports its ability to engage in transactions by exchanging market and product information and maintaining alliances with regional financial institutions. We utilize the broad range of information we obtain from this network to tailor ORIX’s real estate operations to meet customer’s real estate needs, to focus the expertise of ORIX’s investment banking operations on meeting the needs for business succession and mergers and acquisitions, and to deploy ORIX’s international network to meet the needs of overseas business development.

In addition, ORIX is focusing on developing environmental businesses, where needs from customers and society are expected to grow. Our principal initiative in this area, is ESCO. ESCO is an energy service company, a business that achieves energy conservation and provide a comprehensive array of services including technology, equipment and capital related to energy saving for factories and buildings. Our ESCO operations are targeted at supermarkets and wholesalers with nationwide branches. We are also making proposals that meet customer waste disposal needs, and are using our knowledge and network to develop these operations overseas.

Going forward, we aim to further improve upon our relationship of trust with our customers, and not only expand existing forms of corporate financing, but also look to provide solutions that are tailored to customer needs that utilize the ORIX Group’s expertise.

Maintenance Leasing

Overview of Operation

This segment consists of our automobile operations and rental operations. The automobile operations began by offering automobile leasing in 1972, and expanded into our car rental business in 1985. Automobile leasing operations started by offering leases that included maintenance services, and today provide a complete range of vehicle management outsourcing functions. The car rental operation has approximately 830 outlets throughout Japan serving corporate and individual customers.

ORIX entered the rental business in 1976 by leasing precision measuring equipment to corporate customers, and then added IT-related equipment rentals, technical support, calibration, asset management, and a variety of other services.

The activities in this segment are conducted primarily through ORIX Auto and ORIX Rentec. The number of employees working for headquarters and subsidiaries in this segment is 2,966.

Operating Environment

While new car unit sales in Japan have been trending downwards, in the automobile leasing market corporate customers use a diverse array of automobiles in their businesses. We believe that the benefits of leasing automobiles have become widely recognized, and that in the medium and long term corporate customers will gradually fill an increasing part of their transportation needs with vehicles for lease. Mergers among major companies in this market have resulted in both increased concentration and heightened competition among major participants. In addition, as of Sep. 2007, according to the JAPAN AUTOMOTIVE LEASING ASSOCIATION Japan had more than 110,000 vehicles under lease to individuals, and we feel that there is ample room for expansion in this market.

Our precision measuring equipment rental operation has comparatively high barriers to entry because of requirements including significant initial investment in distribution centers and rental assets, as well as the difficulty of finding or training personnel with knowledge of calibration. As a result, the environment in the domestic measuring equipment rental market is relatively stable. On the other hand, the entry of companies from other industries in the IT-related equipment rental market has caused competition to intensify. Information security has also become increasingly important. In addition to our existing rental markets, we are focusing on utilizing our well-developed expertise in new rental markets such as environmental analysis equipment and medical equipment. We expect each of these markets to grow as a result of increasing awareness of environmental problems and the aging of Japanese society, respectively.

Operating Strategy

The Maintenance Leasing segment will continue to deploy its unique expertise to provide high-value added services with an objective of securing the top share in the market. In addition, ORIX seeks to use economies of scale to maintain high profitability.

In the automobile business, the automobile leasing business and the car rental business will work together to expand economies of scale and provide complementary products and services. Furthermore, the Maintenance Leasing segment will utilize its sales network and the networks of the Corporate Financial Services segment and other Group operations to expand its business. As of March 31, 2008, automobiles under management by ORIX totaled 616,000 units.

The corporate automobile leasing operations provides comprehensive support including vehicle management and maintenance outsourcing services to help customers reduce vehicle-related operating expenses and increase operating efficiency. Customer needs are becoming increasingly specialized and complex. We are strengthening consulting services in areas such as risk management, environmental measures and compliance, while continuing to create systems that deliver high added value for customers. In leasing automobiles to individuals, we will continue to enhance customer awareness of products such as My Car Lease and Car Sharing. While enhancing our brand image, ORIX will work to steadily create a foundation for new businesses.

Our rental business will continue to expand the types of equipment we handle while working to enhance ancillary services such as asset administration. In addition, ORIX will take advantage of our large market share to create a strong system of cooperation with equipment manufacturers and efficient asset turnover with the aim of generating stable growth. As of March 31, 2008, the rental business owned approximately 600,000 units spanning about 30,000 varieties.

Going forward, we are aggressively expanding product and service offerings in new rental markets such as environmental analysis and medical equipment, where we project stable growth. In addition, ORIX will work to expand our business by using expertise accumulated in the Japanese market to support its existing presence in overseas markets such as China, South Korea and Singapore.

Real Estate

Overview of Operation

The Real Estate segment has its origins in corporate dormitory rental operations begun in 1986, and started developing residential condominiums in 1993. Real estate operations gained momentum in 1999 with the establishment of ORIX Real Estate Corporation. Today, ORIX is involved in:

•	development and leasing of properties such as office buildings and logistics facilities;

•	residential condominium development;

•	operation of hotels, golf courses and training facilities;

•	development and operation of properties such as senior housing; integrated facilities management and related services;

•	asset management and administration of Japanese real estate investment trusts (J-REITs); and

•	investment operations in Asia and the Middle East.

The activities in this segment are conducted primarily through ORIX Real Estate. The number of employees working for headquarters and subsidiaries in this segment is 2,924.

Operating Environment

The domestic real estate operating environment is changing significantly due to the turmoil in the international financial and capital markets and the tightening of credit markets, which are affecting domestic and overseas investors and reducing risk tolerance.

In the residential condominium development market, land and material prices have risen steeply, and the revision of the building regulations has lengthened construction periods, which resulted in sharp increase in sales price. Also, due to decline in consumer demand, data in “Condominium Market Trends,” published by the Real Estate Economic Institute Co., Ltd., show a market contraction, with approximately 130,000 residential condominium units developed during calendar year 2007, a 14 percent decrease from approximately 160,000 units in calendar year 2006.

In the development and leasing operations for office buildings and logistics facilities, although we currently anticipate solid tenant demand in the current fiscal year, we feel that temporary increases in supply and decreases in demand could result from variability in corporate performance and other volatile economic trends. On the other hand, from a medium-to-long-term perspective, we believe that returns on domestic real estate will remain attractive compared to major cities overseas, and we expect that new investments will expand on a selective basis.

Increases in land prices in recent years have attracted numerous corporations and real estate funds to ORIX’s core businesses of developing and leasing office buildings and logistics facilities and developing residential condominiums. Competition to acquire land in prime locations for development has become particularly intense among participants in these businesses. On the other hand, amidst the changing market environment, asset portfolio characteristics and the ability to procure funds have emerged as factors that differentiate the development capabilities of market participants.

Operating Strategy

The Real Estate segment will utilize our diverse business know-how acquired over the past years of expansion and promote the development of large-scale projects and the diversification of our asset portfolio. In addition, by developing an asset turnover-based real estate business model, we plan to become a developer with the characteristics of an investment bank.

Fundamental conditions in the real estate market are uncertain at the moment, making future performance unpredictable. Given this environment, ORIX is utilizing its ability to collect information from multiple sources and its diverse business development capabilities to differentiate itself from competitors by delivering properties with high added value.

The increasingly challenging operating environment for developing residential condominiums warrants implementation of prudent measures. ORIX will focus on delivering properties that are attractive to customers such as developments that integrate senior housing with residential condominiums.

In the business of developing and leasing properties such as office buildings and logistics facilities, ORIX is managing risk while actively undertaking large-scale development projects, including the mixed-use redevelopment of the Osaka Station North Yard, an office building project in Minato Mirai, Yokohama, and the development of a large-scale logistics facility in Sakai, Osaka. Furthermore, while we continue to emphasize development in the Tokyo Metropolitan, Kinki and Chubu regions, we will also explore individual investment opportunities in other regions as well. We are structuring a diversified portfolio of properties, including office buildings, logistics facilities, commercial facilities and rental residences as well as golf courses, Japanese inns, hotels, training facilities and nursing care facilities.

The properties in our portfolio that we are selling increasingly consist of developed properties that have already been leased prior to sale. By proceeding with sales of such properties as scheduled, we are achieving asset turnover.

ORIX plans an exit strategy in advance for every project that it handles. In addition to its accumulated knowledge from real estate information and experience, the Real Estate segment collaborates in a timely manner with our Risk Management Headquarters and other specialized departments to conduct regular monitoring of properties and to optimize risk management. ORIX also shares the risk of large-scale projects by working with business partners in joint ventures. Through such measures we believe that we are able to respond flexibly to changing market conditions.

Also, ORIX plans to develop its asset management business to respond to the fund management needs of investors, including the active deployment of external funding through the formation of private funds and the use of structured finance. With continuing globalization and evolving global investment evaluation standards of real estate-related financial products, the international real estate market is continuing to expand. Within a more globally active real estate market, foreign investors’ investment needs have also diversified in relation to the Japanese domestic market. In June of last year, ORIX established its International Real Estate Business Headquarters focusing on investment operations in China, the ASEAN nations, Australia and the Middle East. By bringing the international real estate operations under the umbrella of ORIX Real Estate Corporation, ORIX aims to offer more efficient services by being able to take full advantage of opportunities both domestically and globally, thereby further promoting the internationalization of the Group’s real estate business.

Investment Banking

Overview of Operation

This segment consists principally of the real estate-related finance business and the investment banking business that ORIX began developing fully during the late 1990s and 2000s. Operations include:

•	venture capital business established in 1983;

•	real estate-related finance business, including non-recourse loans, established in 1999;

•	loan servicing business that invests in non-performing loans;

•	principal investment business initiated in 2000;

•	securitization business;

•	mergers and acquisitions and financial advisory business established in 2003; and

The activities in this segment are conducted primarily through our Investment Banking Headquarters. The number of employees working for headquarters and subsidiaries including our principal investment operations in this segment is 3,403.

Operating Environment

Funds flowed into the domestic market for non-recourse loans through the first half of 2007 against a backdrop of ample global liquidity. However, tighter global credit market conditions caused by the U.S. subprime mortgage loan problem beginning in the second half of 2007 have reduced the risk tolerance of investors, warranting caution going forward. Furthermore, although the domestic securitization market has not undergone the same turbulence as its counterparts overseas, the yield spread on asset-backed securities and trends among investors requires close attention.

In the real estate non-recourse loans market, while we compete with domestic banks and foreign investment banks, we have seen some participants withdrawing from the market.

The investment market for non-performing loans has become intensely competitive mainly with affiliates of foreign investment banks, equity investment funds and domestic banks.

Change has become evident in the domestic M&A market, where the number of mergers and acquisitions continually increased for the three years through 2006, but contracted slightly during 2007. However, with listed companies undertaking restructuring and engaging in strategic de-listing of subsidiaries, and SMEs undergoing business succession, we believe that M&A has become an important corporate strategy for companies in Japan.

Recently, in addition to domestic investors including independent domestic funds, bank funds, securities company funds and trading companies, foreign investment funds have joined in investing in Japanese companies. Consequently, competition for attractive investment opportunities has intensified. However, amidst increasing market uncertainty from the second half of 2007, the risk tolerance of investors has declined, and changes in competitive conditions are becoming evident. These factors have made exiting investments more challenging.

Revisions of the Financial Instruments and Exchange Law and the Moneylending Business Law have made the Investment Banking segment operations directly and indirectly subject to new regulations.

Operating Strategy

The Investment Banking segment, while executing risk management in line with its investment strategies, is building a diverse investment business that offers services at each stage of the corporate life cycle, including venture capital, principal investment, and investment in non-performing loans, strengthening relationships with financial institutions and working to expand operations in securities markets.

Operations that invest in businesses consist of venture capital that make early stage investments in companies; investment and financing operations and M&A advisory services that deal with growing and mature companies; and corporate rehabilitation and investment in non-performing loans that deal with companies facing growth decline. Therefore, ORIX is structured to participate at each stage of the corporate life cycle. We are working to increase profit opportunities by strengthening cooperation between these stages.

In addition to hiring the people we need for our specialized organization, we are enhancing our range of risk asset control services for financial institutions, with an emphasis on services such as guarantees. We are also working to strengthen relationships with financial institutions by promoting partnerships in areas such as syndicated loans and jointly established funds.

We are also expanding investment in products with market liquidity and establishing a strong position in securitization markets. Through these measures, ORIX aims to achieve sustained growth over the medium- and long-term, while actively expanding its base of operations and raising efficiency in asset turnover.

Amidst an environment surrounding individual businesses that is increasingly unpredictable, it is necessary for us to strengthen ties with our customers and business partners and take steps to solidify our position.

Conditions in the non-recourse loan business have changed significantly, and ORIX is therefore operating more prudently. We analyze specific aspects of transactions, including interest rate spread, loan-to-value ratios, debt-service coverage ratios and cash reserves, and are endeavoring to conduct exhaustive risk pricing to enhance profitability while strengthening risk monitoring.

For our servicer business, ORIX is promoting various solutions for financial institutions as new profit opportunities. In addition to major city banks, we are expanding business with regional financial institutions by building on relationships we created through the syndication of business rehabilitation funds.

In the principal investment business, ORIX is shifting away from investments in corporate rehabilitation to a focus on investing in business succession and business realignment opportunities. By cooperating with the Corporate Financial Services segment, we are actively working to identify potential investments. Also, we plan to expand our M&A advisory service business in line with the rising interest in domestic M&A and the increasing demand for business succession advice.

Moreover, ORIX has moved to strengthen the systems required to respond to and comply with revisions of the Financial Instruments and Exchange Law and the Moneylending Business Law.

Retail

Overview of Operation

This segment consists of four businesses that primarily serve individual customers. The four businesses are:

•	housing loan business, which ORIX began in 1980 and then consolidated within ORIX Trust and Banking in 1998;

•	card loan business, which ORIX began in 1987 within ORIX Credit that was established in 1979;

•	life insurance business, which ORIX entered in 1991 and then began sales of specialized mail-order products for individuals in 1997; and

•	securities business, which ORIX entered by bringing ORIX Securities into the group in 1986 and which now centers on internet securities brokerage.

The activities in this segment are conducted primarily through ORIX Trust and Banking, ORIX Credit, ORIX Life Insurance and ORIX Securities. The number of employees working for subsidiaries in this segment is 1,421.

Operating Environment

Our housing loan business concentrates on loans for individual investors to purchase rental purpose condominiums. In this sector, competition was limited to certain banks and non-bank institutions, but today large banks and foreign non-bank institutions have entered the market. Competition has gradually intensified as a result.

The card loan market is in a period of dramatic changes due to the revision of the Moneylending Business Law in December 2006 and its ongoing enforcement in stages. Specifically, the upper limit on interest rates set by the Investment Deposit and Interest Rates Law has been lowered, and a system that places a ceiling on total debt has been created. As a result, consumer finance and credit card companies are finding it difficult to maintain their conventional business models. The industry is therefore restructuring, with large firms forming alliances with banks while mid-tier and smaller firms are consolidating or exiting the market. The presence of banks, particularly megabanks, is increasing, and competition is intensifying in ORIX’s card loan customer segment, the so-called prime segment.

In the life insurance market, problems in 2007, such as the failure by insurance companies to pay claims, has resulted in stronger customer support after initial policy sales. Within the overall market, new and existing policies decreased. All restrictions on insurance sales by banks were lifted in December 2007, and insurance companies are concentrating on introducing products for this promising sales channel. Japan’s falling birthrate and rising average age and the diversification of life plans have resulted in greater diversity in individual customer insurance needs. Interest in medical insurance and other products in the so-called third sector of insurance is also increasing. Companies in this sector are developing products that limit risk by covering only specified diseases, and are also creating products in alliances with agencies. These and other initiatives have resulted in greater product diversity and intensifying competition.

In the securities market, the subprime mortgage loan problem in the United States has triggered a drop in stock prices, and perceptions among individual investors have quickly become more negative. From September 2007, commission income decreased sharply compared with the previous year. Firms capitalized by large domestic securities companies have entered the internet securities brokerage market, with results including further reductions in fees and an increasingly competitive environment.

Operating Strategy

This segment will develop new markets for individuals by offering products and services aimed at achieving a high level of customer satisfaction. There is also a trend towards increasing efficiency and expertise in niche markets.

In the housing loan business, ORIX Trust and Banking is closely watching interest rate movements in order to set appropriate loan maturities and interest rates. It has introduced new products, such as loans for senior citizens and loans with special terms for nursing care insurance. Moreover, ORIX is competing vigorously to establish relationships with customers whose investment objectives provide investment management opportunities for ORIX. We are also working to minimize risk by analyzing data from housing sales, the leasing market, and investor credit data, including lending conditions at other financial institutions.

For the past 20 years, ORIX’s card loan business has concentrated on providing our VIP Loan Card at interest rates below the legal ceiling to businesspeople in their 30s and 40s. No other company has established a long-term presence in this interest rate band, and we will continue to concentrate on the VIP Loan Card in utilizing the expertise in credit evaluation, advertising and marketing it has accumulated over the past two decades to continue providing convenient card loans. In addition, we will promote cooperation with other financial institutions in providing guarantees of unsecured loans to individuals and SMEs. We will also promote alliances with securities companies to broaden use of the VIP Stock Loan Card, an unrestricted loan for trading securities that is collateralized by securities. Thus ORIX is complementing our conventional customer segments by developing new ones with an aim of expanding its customer base.

Our life insurance business that concentrates on developing and selling products for individuals, such as death benefit and medical insurance, has seem a substantial expansion in the number of its contracts. With the lifting of restrictions on bank insurance sales in December 2007, we are working to expand guaranty product sales channels. In the life insurance business, we precisely identify customer needs and then develop unique products that are simple and easy to understand. For example, we have received high appraisals from agents, financial planners and other specialists for Medical Insurance CURE, a product we launched in September 2006. During the past fiscal year, ORIX added two products to the CURE series to enhance its applicability to various life plans and to respond to diversifying medical insurance needs. ORIX looks to build a stable life insurance business through continuously expanding its customer base by developing products that are attractive to customers. At the same time, we have concentrated on cultivating high-quality sales channels to accelerate growth.

In the securities business, along with diversifying the channels through which it acquires new customers, ORIX is working to acquire customers by providing attractive fee schedules and home trading functions. ORIX has also begun providing corporate services. We continue to offer lead manager services for initial public offerings, and have started to provide asset management products.

Overseas Business

Overview of Operation

Since expanding to Hong Kong in 1971, ORIX has built a broad overseas network spanning the United States, Asia, the Pacific, the Middle East, North Africa and Europe. Our main operations include leasing, automobile leasing, corporate financial services, and ship and airplane-related operations. Recently, ORIX has also expanded into businesses including principal investment, investments in non-performing loans, real estate-related operations, and M&A advisory services.

Our activities in this segment are conducted primarily through ORIX USA, International Business Headquarters, Alternative Investment & Development Headquarters and our subsidiaries as well as affiliates in Hong Kong, China, Singapore, Malaysia, Indonesia, the Philippines, Thailand, Sri Lanka, Taiwan, South Korea, Pakistan, India, Oman, Egypt, Saudi Arabia, UAE, Kazakhstan, Australia, New Zealand, Ireland and Poland. The number of employees working for our headquarters and our subsidiaries in this segment is 3,356.

Operating Environment

In the U.S. economy, effects triggered by the subprime mortgage problem have not only led to reduced liquidity and declining profits in the financial sector, but are also affecting non-financial sectors. In addition, the effects of the Federal Reserve Bank’s actions of lowering interest rates and increasing the supply of liquidity to financial institutions and the U.S. government’s tax reduction and other economic measures are still uncertain. Challenging economic conditions are expected to continue.

Numerous large U.S. banks and nonbanks with extensive domestic networks of offices compete in the U.S. market for corporate financial services, and the competitive environment has been intensive for some time. At the same time, the credit crunch and market turmoil have reduced the willingness of investors to take on risk, and have resulted in the emergence of favorably priced investment opportunities. Nonetheless, market prospects remain uncertain.

Strong economic growth has continued in Asia and the Middle East, where ORIX has major business locations. However, the degree to which worsening conditions in the U.S. economy will affect these regions will require close attention. Nevertheless, medium- and long-term growth is expected in countries still undergoing economic development. GDP growth in excess of 8 percent in China, India and other countries in recent years may represent a continuing trend.

In the field of financial services, where we are providing leasing and other financial services to local SMEs in Asia, ORIX competes with local leasing and finance companies. Furthermore, in principal investment and real estate-related businesses, competition with local companies, and financial institutions from various nations has been increasing throughout the region in recent years.

Operating Strategy

We feel that there are many regions with high potential growth rates in Asia and the Middle East, and that there are many business opportunities in the financial services field. ORIX has a broad overseas network of strategic alliances with business partners and an operating base spanning 25 countries. We intend to utilize our expertise in financial services and real estate development to diversify and internationalize of our operations.

In the corporate financial services business, ORIX invests in loans and high yield bonds in the United States. Although the direction of the U.S. economy is increasingly unpredictable, we plan to continue to retain the personnel that we expect to need for the future. We are closely monitoring changes in our operating environment and expect to add our portfolio prudently, emphasizing security and profitability.

In Asia, Oceania, the Middle East and Europe, ORIX will continue to develop regionally based leasing and automobile leasing businesses, while also providing corporate financial services and fee-based services related to ships and airplanes. In the principal investment business, we will concentrate on mid-size investments of tens of millions to hundreds of millions of U.S. dollars in size, primarily investing in overseas companies in Asia that are aiming to conduct initial public offerings. Utilizing experience based on successes such as ORIX’s sale of its shares in Korea Life Insurance Co., Ltd. in the year ended March 31, 2008, ORIX has proceeded to make additional investments, including acquiring an equity stake in the new Malaysian airline Air Asia X Sdn Bhd, in November 2007.

We are mainly developing our non-performing loan investment business in Asia. Building on our experience in Taiwan, in 2007 we acquired an equity stake in a financial services company that has loan servicer and corporate rehabilitation advisory operations in Thailand. Furthermore, we have begun operating in Malaysia and the Philippines, and will expand to other regions in Asia in the future.

In real estate-related businesses, we invest in CMBS and real estate development in the United States. We are paying close attention to current U.S. market conditions while searching out investment opportunities unique to these conditions.

In the fields of M&A and financial advisory services, issue of fairness opinions, and financial restructuring, Houlihan Lokey is expanding operations in the United States where it has a strong reputation built over many years in the fields of M&A and financial advisory services, and financial restructuring. After becoming a member of the ORIX Group in 2006, Houlihan Lokey added offices in Hong Kong and Japan in 2007 to its existing network of eight offices in the United States and three offices in Europe, thus creating an organization that can flexibly handle cross-border projects. Going forward, Houlihan Lokey is expected to collaborate with the Corporate Finance Departments both in Japan and overseas in introducing projects and to expand business opportunities through the synergistic exchange of information.

DIVISIONS, MAJOR SUBSIDIARIES AND AFFILIATES

A list of major subsidiaries can be found in Exhibit 8.1.

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

In March 2005, we acquired an additional 42% of DAIKYO and preferred shares for approximately ¥47 billion. As a result of the acquisition, our stake in the company increased to 44%. In April 2005, we also refinanced approximately ¥32 billion of DAIKYO’s debt. During fiscal 2008, the Company and its subsidiaries acquired an additional interest in DAIKYO through a share swap. As a result, the interest of the third parties increased and our ownership in DAIKYO decreased to 41%. We have also entered into an agreement with DAIKYO for them to repurchase 20% of their preferred shares issued to, and held by, ORIX on June 30, 2008 at a purchase price of ¥10.4 billion. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

In January 2006, we established a new subsidiary holding company under ORIX USA in which we have a 70% common equity ownership interest on a consolidated basis that holds the Corporate Financial Group of ORIX USA and which subsequently acquired Houlihan Lokey, a US investment bank, in a transaction that valued the company at approximately $500 million, in exchange for a 30% common equity interest in the new subsidiary.

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

The primary facilities we own include two office buildings, one training facility and one waste disposal facility. One office building is located in Shiba, Minato-ku, Tokyo with a book value of ¥37,662 million, and the other is located in Tachikawa, Tokyo with a book value of ¥24,360 million. Our training facility located in Funabashi, Chiba has a book value of ¥11,164 million, and our industrial waste disposal facility located in Yorii, Saitama, has a book value of ¥15,092 million. In addition to these major facilities, we have announced plans to build a new regional headquarters building in Osaka that will allow us to manage our Osaka operations from within the same building. The construction of the new building is expected to be completed by January 2011, and the current estimated investments costs for the project are ¥30 billion. Although there are presently no material plans to construct or improve facilities, we may build or acquire additional offices or make improvements to existing facilities if we believe the expansion of our business so warrants.

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or plan to utilize in the foreseeable future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees with an aggregate value of ¥79,497 million as of March 31, 2008.

As of March 31, 2008, net book value of operating leases amounted to ¥1,003,408 million, which consists of ¥578,988 million of transportation equipment, ¥180,835 million of measuring equipment and personal computers, ¥594,169 million of real estate and other. Accumulated depreciation on the operating leases was ¥350,584 million as of the same date.

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

The major regulations that govern our businesses are as follows:

Moneylending Business

ORIX and certain of our group companies, such as ORIX Credit, engage in the business of money lending in Japan. The business of money lending is regulated by the Interest Limitation Law, the Acceptance of Contributions Law, the Deposit and the Interest Law, and the Moneylending Business Law. The Moneylending Business Law requires that all companies register with the Prime Minister and relevant prefectural governors. Registered moneylenders are regulated by the FSA, and are required to report to or notify the FSA, providing such documents as their annual business reports. Accordingly, pursuant to the Moneylending Business Law, ORIX and certain of our group companies register with the Prime Minister or prefectural governors and provide the necessary reporting and notification to the FSA. The FSA has the power to issue a business improvement order to suspend all or part of a business’s activities, or to revoke the registration of a moneylender that has violated the law. In addition, in December 2006, laws related to the money lending business were amended for the purpose of enhancing borrower protection. The amendments tighten regulations by, among other things, reducing the maximum interest rate and introducing limits on the maximum amount of money that may be loaned to individuals. These amendments are to come into effect over a period of time with full implementation by 2009.

Real Estate Business

ORIX and certain of our group companies, including ORIX Real Estate and ORIX Alpha, engage in the real estate business in Japan, including the buying and selling of land and buildings. ORIX and our relevant group companies are therefore required to be licensed by the Ministry of Land, Infrastructure and Transport, or the MoLIT, and relevant prefectural governors under the Building Lots and Building Transaction Law, and our operations are regulated by such laws, including the maintenance of registered real-estate transaction managers on staff and the provision and delivery of material information to counterparties.

Car Rental Business

ORIX Auto is registered with the MoLIT under the Road Transportation Law to engage in the car rental business in Japan and is subject to the requirements of such law and to inspection by the MoLIT.

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

Financial Instruments Exchange Business

The Financial Instruments and Exchange Law enacted in September, 2007 supplants the Securities and Exchange Law and includes significant changes. The Financial Instruments and Exchange Law expands its scope of control to cover many additional subjects (product, business, etc.) for the purpose of establishing comprehensive and cross-sectional protection for investors. Certain businesses conducted by ORIX and our group companies in Japan are governed by the Financial Instruments and Exchange Law. Registered financial instruments traders are regulated by the FSA, and are required to file certain reports or notifications with the

FSA. The FSA has the power to order improvement of business, suspension of a part or the whole of a business, or to revoke the registration of a financial instruments trader that has violated the law. Business regulations to be applied to ORIX and our group companies are as follows:

(1) First Class Financial Instruments Exchange Business

ORIX Securities is engaged in the first class financial instruments exchange business and is registered with the Prime Minster under the Financial Instruments and Exchange Law. The first class financial instruments exchange business contains trading of high-liquid financial products such as sales and solicitation of listed securities. The Financial Instruments and Exchange Law regulates the business activities of securities companies and the conduct of securities companies related to securities transactions. In addition, under the Financial Instruments and Exchange Law, any entity possessing voting rights of a securities company (first class financial instruments trader) over a specified threshold is considered a major shareholder and must report this to the Prime Minister. ORIX has filed such a report as a major shareholder of ORIX Securities Corporation.

(2) Second Class Financial Instruments Exchange Business

ORIX and certain of our group companies are registered with the Prime Minister under the Financial Instruments and Exchange Law to conduct second class financial instruments exchange business. The second class financial instruments exchange business contains trading of low-liquid financial instruments such as sales and solicitation of trust beneficiary interest and certain equity investment in partnership.

(3) Financial Instruments Intermediary Business

The financial instruments intermediary business that we conduct is also regulated by the Financial Instruments and Exchange Law. ORIX is registered with the Prime Minister under the Financial Instruments and Exchange Law to conduct financial instruments intermediary business.

(4) Investment Management Business

ORIX Asset Management Corporation, an 80% owned subsidiary, is registered with the Prime Minister under the Financial Instruments and Exchange Law, as an investment manager. ORIX Asset Management Corporation is responsible for the asset management of a real estate investment trust, ORIX JREIT Inc., which is listed on the Tokyo Stock Exchange. In addition, ORIX Real Estate Investment Advisory Corporation, our wholly-owned subsidiary, has been approved for the registration of an investment management business with the Prime Minister. Furthermore, ORIX Investment Corporation, our wholly owned subsidiary is applying for the registration of an investment management business with the Prime Minister. Under the Financial Instruments and Exchange Law, any entity possessing voting rights of investment manager over a specified threshold is considered a major shareholder and must report this to the Prime Minister. ORIX has filed such a report as a major shareholder with regard to ORIX Asset Management Corporation.

(5) Investment Advisory and Agency Business

ORIX Investment Corporation and ORIX Real Estate Investment Advisory Corporation are registered with the Prime Minister under the Financial Instruments and Exchange Law to conduct investment advisory and agency business.

Banking and Trust Business

ORIX Trust and Banking, or OTB, is licensed by the Prime Minister to engage in the banking and trust business, and is regulated under the Banking Law, the Law concerning Trust Business Concurrently Conducted by Financial Institutions and the Trust Business Law. The Banking Law governs the general banking business and the Law concerning Trust Business Concurrently Conducted by Financial Institutions and the Trust Business Law govern the trust business. Our trust contract agency business is also governed by the Trust Business Law, and we are registered with the Prime Minister to engage in such business. In addition, under the Banking Law, any entity that attempts to hold voting rights of a bank in excess of a specified threshold must receive permission from the Prime Minister. ORIX has received such permission as a major shareholder of OTB.

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

Also, Funabashi Environmental Corporation, under the Waste Management and Public Cleansing Law, has permission to; (i) engage in “the installation of an industrial waste disposal facility” from the governor of Chiba Prefecture, (ii) act as an “Collection and Transportation of an industrial waste disposal collector” from the mayor of Chiba City, and (iii) act as an “industrial waste disposal contractor” from mayor of Funabashi City.

ORIX Recourses Recycling Services Corporation and Funabashi Environmental Corporation are engaged in the waste management service regulated by the Waste Management and Public Cleansing Law.

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

In other regions outside of Japan, our businesses are also subject to regulation and supervision in the jurisdictions in which they operate.

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

Item 5. Operating and Financial Review and Prospects

Table of Contents for Item 5.

OVERVIEW

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. This discussion should be read in conjunction with “Risk Factors” within “Item 3. Key Information-Risk Factors” and “Item 18. Financial Statements” included in this annual report.

Our business environment has been undergoing dramatic changes since the summer of 2007, due to turmoil in the global financial markets triggered by the U.S. sub-prime loan crisis. In the Japanese economy, the business environment facing small and medium-sized enterprises (SMEs), ORIX’s major client base, has also deteriorated substantially. Due to these circumstances profits declined 14% year on year to ¥169.6 billion, and as of the second half of fiscal 2008 we revised our original corporate strategy adopting a more cautious stance toward credit risk and curbing asset expansion. ROE and shareholders’ equity ratio declined to 13.8% and 14.1% respectively. Nevertheless, while financial institutions around the world were forced to post large losses because of the credit squeeze, ORIX maintained a high level of profitability.

The main factors underlying growth in fiscal 2008 are outlined below.

Profits decreased 14% year on year due to a decline in the Corporate Financial Services segment, the Other segment and the Americas segment, although the Real Estate segment and the Asia, Oceania and Europe segment performed well.

The Corporate Financial Services segment, the core business arena of the ORIX Group, saw a decline in profits due primarily to increases in provisions in light of the worsening environment for Japanese SMEs, our dominant client base.

The Other segment’s profits decreased due to the absence of a one-off gain on the sale of a portion of our shares in Aozora Bank Ltd. after its listing on the Tokyo Stock Exchange which had been recorded in the previous fiscal year and a decrease in revenues from the venture capital operations affected by a downturn in the domestic stock market.

In the Americas segment, write-downs on investment securities affected by deterioration in the credit market since the U.S. sub-prime loan crisis occurred led to an overall decline in profit, despite an increase in revenues from corporate loans.

Meanwhile, the Real Estate segment, engaged in the development of residential condominiums and the development, marketing and leasing of office buildings and logistics facilities, saw a large increase in profits as a result of positive investments executed during the past couple of years coming to fruition.

The Asia, Oceania and Europe segment’s profits increased due to an increase in real estate sales and ship and aircraft finance-related revenues, and also an expansion of operating leases, especially in the automobile leasing business.

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

In developing the allowance for doubtful receivables on direct financing leases and probable loan losses, we consider, among other things, the following factors:

•	the nature and characteristics of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends;

•	future cash flows expected to be received from the direct financing lease and loan; and

•	the value of underlying collateral and guarantees.

In particular, the valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. The allowance for losses on smaller-balance homogeneous loans, including individual housing loans and card loans which are not restructured, and lease receivables, is collectively evaluated, considering current economic conditions and trends, the value of the collateral and guarantees underlying the loans and leases, prior charge-off experience, delinquencies and non-accruals. If actual future economic conditions and trends, actual future value of underlying collateral and guarantees, and actual future cash flows are less favorable than those projected by management or the historical data we use to calculate these estimates do not reflect future loss experience, additional provisions may be required.

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

IMPAIRMENT OF INVESTMENT IN SECURITIES

We recognize write-downs of securities in our consolidated statements of income when the fair value of a security has declined significantly below the acquisition cost and the decline has been determined to be other than temporary. We generally charge the losses related to investments in securities other than trading securities when the following conditions are met:

•

if the fair value for an available-for-sale equity security has remained significantly below our acquisition cost, or significantly below the current carrying value if the price of the security has been adjusted in the past for more than six months;

•	in certain situations for an available-for-sale debt security where, if there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event;

•

in certain other situations where, even though the fair value of an equity security has not remained significantly below the carrying value for six months, the decline in fair value of an equity security is based on an issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within six months, or

•	in certain other situations where, it is considered that the decline in the value of an other security is other than temporary.

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

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS NOT SUBJECT TO AMORTIZATION

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

The fair value of a reporting unit under the first step and the second step is determined by estimating the outcome of future events and assumptions made by management. Similarly, estimates and assumptions are used in determining the fair value of any intangible asset that is not subject to amortization. When necessary, we refer to the evaluation by the third party in determining the fair value of a reporting unit, however, such determinations are often evaluated by discounted cash flows analysis performed by us. This approach uses numerous estimates and assumptions including projected future cash flows of a reporting unit, discount rates reflecting the risk inherent and growth rate. If actual cash flows or any items which affect a fair value are less favorable than those projected by management due to economic conditions or own risk of reporting unit, we may charge additional losses to income.

IMPAIRMENT OF LONG-LIVED ASSETS

We periodically perform an impairment review for long-lived assets held and used in operation, including tangible assets, intangible assets being amortized and real estate development projects. The assets are tested for recoverability, whenever events or changes in circumstances indicate that those assets might be impaired, including, but not limited to, the following:

•	significant decline in the market value of an asset;

•	significant deterioration in the usage range and method, and physical condition of an asset;

•	significant deterioration of the legal factors and business environment, including an adverse action or assessment by a regulator;

•	acquisition and construction costs substantially exceeding estimates;

•	continued operating loss, loss of cash flows, or potential loss of cash flows; and

•	potential loss on sale, having a plan of sale.

When we determine that assets might be impaired based upon the existence of one or more of the above factors or other factors, we estimate the future cash flows expected to be generated by those assets. Our estimates of the future cash flows are based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which future cash flows are expected. As a result of the recoverability test, when the sum of the estimated future undiscounted cash flows expected to be generated by those assets is less than its carrying amount, and when its fair value is less than its carrying amount, we determine the amount of impairment based on the fair value of those assets.

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

INSURANCE POLICY LIABILITIES AND DEFERRED POLICY ACQUISITION COSTS

A subsidiary of ORIX writes life insurance policies to customers. Policy liabilities for future policy benefits are established by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, and medical insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. The life insurance subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings. If actual assumption data, such as mortality, lapse rates, investment returns and other factors, do not properly reflect future policyholder benefits, we may establish a premium deficiency reserve.

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

Hedge effectiveness is assessed quarterly on a retrospective and prospective basis. Ineffectiveness is also measured quarterly, with the results recognized in earnings. If specified criteria for the assumption of effectiveness are not met at hedge inception or upon the quarterly testing, then the hedge accounting is discontinued. To assess effectiveness and measure ineffectiveness, we use techniques including regression analysis and cumulative dollar offset method.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under the majority of our plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense would decrease or increase, respectively, by approximately ¥848 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense would decrease by approximately ¥894 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense would increase by approximately ¥1,055 million. The decrease to pension expense based on a 1% increase in discount rate differs from the increase to pension expense based on a 1% decrease in discount rate due to a 10% corridor.

While we believe the estimates and assumptions used in our pension accounting are appropriate, differences in actual results or changes in these assumptions or estimates could adversely affect our pension obligations and future expenses.

As of March 31, 2007, we adopted the recognition and disclosure provisions of FASB Statement No. 158 (“Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)”) and recognized the overfunded and/or underfunded status of defined benefit pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, as an asset or liability in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax.

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

Significant management judgments are required in determining our provision for income taxes, current income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against our deferred income tax assets. We file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. Management judgments, including the interpretations about the application of the complex tax laws of Japan and certain foreign tax jurisdictions, are required in the process of evaluating tax positions. Therefore these judgments may differ from the actual results. We have recorded a valuation allowance due to uncertainties about our ability to utilize certain deferred income tax assets, primarily certain net operating loss carry forwards, before they expire. Although utilization of the net operating loss carry forwards is not assured, management believes it is more likely than not that all of the deferred income tax assets, net of the valuation allowance, will be realized. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred income tax assets will be recoverable. In the event that actual results differ from these estimates or if we adjust these estimates in future periods, we may need to establish additional valuation allowances, which could materially impact our consolidated financial position and results of operations.

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

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management has discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2008.

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

Furthermore, we also expanded our business by the addition of securities-related operations, aimed at capital gains and brokerage income. Thereafter, we established and acquired a number of subsidiaries and affiliates in Japan and overseas to expand our operations, such as a trust bank, a life insurance company and a real estate-related company. In recent years, we have emphasized the expansion of our principal investment business. The Investment Banking Headquarters makes selective equity investments in companies and has been working to meet the needs of companies through recently expanding management buyouts (MBOs), sales of subsidiaries by large corporations, carve-outs and business successions, in addition to investments in rehabilitation companies, which they have continued over the past few years.

This diversified nature of our operations is reflected in our presentation of operating results through the categorization of our revenues and expenses to align with operating activities. Based on those diversified operating activities, we categorize our revenues as direct financing leases, operating leases, interest on loans and investment securities, life insurance premiums and related investment income, real estate sales, gains on sales of real estate under operating leases and other operating revenues and these revenues are summarized into “Total Revenues” on the consolidated statements of income.

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

YEAR ENDED MARCH 31, 2008 COMPARED TO YEAR ENDED MARCH 31, 2007

Performance Summary

Income Statement Data

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Income statement data:
Total revenues	¥1,124,960	¥1,154,054	¥29,094	3
Total expenses	842,524	964,853	122,329	15
Operating income	282,436	189,201	(93,235)	(33)
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	316,349	249,766	(66,583)	(21)
Net income	196,506	169,597	(26,909)	(14)

Total Revenues

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total revenues:
Direct financing leases	¥90,272	¥78,592	¥(11,680)	(13)
Operating leases	251,482	290,743	39,261	16
Interest on loans and investment securities	201,531	227,020	25,489	13
Brokerage commissions and net gains on investment securities	70,684	23,521	(47,163)	(67)
Life insurance premiums and related investment income	132,835	128,616	(4,219)	(3)
Real estate sales	87,178	88,445	1,267	1
Gains on sales of real estate under operating leases	22,958	16,756	(6,202)	(27)
Other operating revenues	268,020	300,361	32,341	12

Total	¥1,124,960	¥1,154,054	¥29,094	3

Total revenues in fiscal 2008 increased 3% to ¥1,154,054 million compared with the previous fiscal year. Revenues from direct financing leases decreased as a result of our selective process for seeking quality operating assets (assets in which risk and return are appropriately balanced). Brokerage commissions and net gains on investment securities decreased due primarily to the absence of a one time gain on the sale of a portion of our shares in Aozora Bank Ltd. recorded in the previous fiscal year.

On the other hand, revenues from operating leases increased compared to the previous fiscal year due to an expansion in automobile, real estate, and precision measuring and other equipment rental operations. Interest on loans and investment securities were also up due to an increase in loans to corporate customers including non-recourse loans.

Total Expenses

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total expenses:
Interest expense	¥80,871	¥106,140	¥25,269	31
Costs of operating leases	162,014	185,278	23,264	14
Life insurance costs	115,565	112,869	(2,696)	(2)
Costs of real estate sales	73,999	81,056	7,057	10
Other operating expenses	140,597	170,476	29,879	21
Selling, general and administrative expenses	248,587	265,863	17,276	7
Provision for doubtful receivables and probable loan losses	13,805	33,226	19,421	141
Write-downs of long-lived assets	1,027	1,742	715	70
Write-downs of securities	5,592	8,290	2,698	48
Foreign currency transaction loss (gain), net	467	(87)	(554)	—

Total	¥842,524	¥964,853	¥122,329	15

Total expenses in fiscal 2008 increased 15% to ¥964,853 million compared with the previous fiscal year. Interest expense increased due to higher interest rates as well as higher average debt levels. Costs of operating leases were up due primarily to the increase in the average balance of investments in operating leases. Provision for doubtful receivables and probable loan losses increased reflecting a recent slowdown in the economy, and due in addition to some reversals in the previous fiscal year and an increase in installment loans. Write-downs of securities were higher primarily in connection with a decline in the domestic securities market in Japan.

Operating Income, Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain and Net Income

Operating income in fiscal 2008 decreased 33% to ¥189,201 million due primarily to increases in interest expense, selling, general and administrative expenses, and provision for doubtful receivables and probable loan losses and decreases in revenues from direct financing leases and brokerage commissions and net gains on investment securities. Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain decreased 21% to ¥249,766 million due primarily to the decrease in operating income.

Net income in fiscal 2008 decreased 14% to ¥169,597 million as a result of the decrease in income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.

Basic and diluted earnings per share in fiscal 2008 were ¥1,860.63 and ¥1,817.81, respectively, compared to ¥2,177.10 and ¥2,100.93 in fiscal 2007.

Operating Assets

	As of March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating assets:
Investment in direct financing leases	¥1,258,404	¥1,098,128	¥(160,276)	(13)
Installment loans	3,490,326	3,766,310	275,984	8
Investment in operating leases	862,049	1,019,956	157,907	18
Investment in securities	875,581	1,121,784	246,203	28
Other operating assets	152,106	197,295	45,189	30

Total operating assets	6,638,466	7,203,473	565,007	9

Allowance for doubtful receivables on direct financing leases and probable loan losses	(89,508)	(102,007)	(12,499)	14
Other assets	1,658,229	1,893,504	235,275	14

Total assets	¥8,207,187	¥8,994,970	¥787,783	10

Operating assets increased 9% to ¥7,203,473 million in fiscal 2008. As a result of our continuing selective process in accumulating quality operating assets (assets with appropriate risk and return), installment loans, investment in operating leases, investment in securities and other operating assets increased in fiscal 2008, while investment in direct financing leases decreased.

Shareholders’ Equity, ROE, and ROA

Shareholders’ equity grew 6% to ¥1,267,917 million in fiscal 2008 due to an increase in retained earnings from ¥921,823 million to ¥1,081,219 million, and an increase of ¥19,109 million in common stock and additional paid-in capital from the conversion of convertible bonds and a share swap merger.

Since total assets grew 10% compared with the end of fiscal 2007, shareholders’ equity ratio declined from 14.55% to 14.10%. A decrease in net income resulted in declines of ROE and ROA, from 18.30% to 13.78%, and 2.54% to 1.97%, respectively.

Details of Operating Results

The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information. See “Item 4. Information on the Company—Business Overview.”

Revenues, New Business Volumes and Operating Assets

Direct financing leases

	As of and for the year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥90,272	¥78,592	¥(11,680)	¥(13)
Japan	62,442	53,727	(8,715)	(14)
Overseas	27,830	24,865	(2,965)	(11)
New receivables added	720,840	654,987	(65,853)	(9)
Japan	566,863	444,401	(122,462)	(22)
Overseas	153,977	210,586	56,609	37
New equipment acquisitions	636,723	574,859	(61,864)	(10)
Japan	501,699	390,377	(111,322)	(22)
Overseas	135,024	184,482	49,458	37
Investment in direct financing leases	1,258,404	1,098,128	(160,276)	(13)
Japan	966,907	829,139	(137,768)	(14)
Overseas	291,497	268,989	(22,508)	(8)

The finance leasing business has been on a decreasing trend as a result of our selective process for seeking quality operating assets (assets in which risk and return are appropriately balanced) in an environment for the Japanese leasing industry in which competition has become more intense and new equipment acquisitions have been on the decline. Furthermore, the worsening business conditions of small- to medium-sized enterprises in this fiscal year have also contributed to this decrease, with a particular decline in small-scale leases. In the automobile leasing area, the volume of new equipment acquisitions has been shrinking in Japan due to increasing trend towards operating leases.

The overall overseas balance in direct financing leases is decreasing, due to a contraction in the leasing business in The Americas segment and to the effect of foreign exchange rates despite an expansion of the automobile leasing business in Asia.

Revenues from direct financing leases in fiscal 2008 decreased 13% to ¥78,592 million compared to the previous fiscal year. In Japan, revenues from direct financing leases were down 14% to ¥53,727 million compared to ¥62,442 million in the previous fiscal year due to a lower level of operating assets resulting from securitizations made in the latter half of the previous fiscal year and our prudent selectiveness of new projects, in addition to decreases in revenues from cancellations and revenues from sales of direct financing lease assets and a decrease in gains from securitizations. Overseas, revenues were down 11% to ¥24,865 million compared to ¥27,830 million in the previous fiscal year due to the lower level of operating assets, especially in The Americas segment.

The average return we earned on direct financing leases in Japan, calculated on the basis of monthly balances, was almost the same level at 5.12% in fiscal 2008 compared to 5.05% in fiscal 2007. The average return on overseas direct financing leases, calculated on the basis of monthly balances, decreased to 8.65% in fiscal 2008 from 9.43% in fiscal 2007 due mainly to the lower rates in the Asian region.

New equipment acquisitions related to direct financing leases decreased 10% to ¥574,859 million compared to the previous fiscal year. New equipment acquisitions by operations in Japan decreased 22% in fiscal 2008, as a result of our continuing selective approach to new projects. New equipment acquisitions by overseas operations increased 37% in fiscal 2008 due primarily to an increase in Asia, Oceania, and Europe segment.

Investment in direct financing leases as of March 31, 2008 decreased 13% to ¥1,098,128 million compared to the previous fiscal year. Investments in Japan decreased 14% due to declines in new equipment acquisitions while overseas decreased 8% due to a contraction in The Americas segment.

As of March 31, 2008, no single lessee represented more than 3% of our total portfolio of direct financing leases. As of March 31, 2008, 76% of our direct financing leases were to lessees in Japan, while 24% were to lessees overseas. 6% of the direct financing leases were to lessees in Malaysia and 5% were to lessees in Indonesia. No other overseas country represented more than 5% of our total portfolio of the direct financing leases.

	As of March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in direct financing leases by category:
Information-related and office equipment	¥171,389	¥130,075	¥(41,314)	(24)
Industrial equipment	189,319	169,952	(19,367)	(10)
Commercial services equipment	147,436	115,675	(31,761)	(22)
Transportation equipment	465,923	425,694	(40,229)	(9)
Other equipment	284,337	256,732	(27,605)	(10)

Total	¥1,258,404	¥1,098,128	¥(160,276)	(13)

Investment in information-related and office equipment, industrial equipment, commercial services equipment, and transportation equipment decreased 24%, 10%, 22%, and 9%, respectively, due to declines in Japan and overseas. Investment in other equipment decreased 10% due primarily to a decline in Japan.

Balances for investment in direct financing leases in the tables above do not include lease assets sold in securitizations. However, gains from securitization are included in direct financing lease revenues. During fiscal 2007 and 2008, we sold ¥167,567 million and ¥116,445 million, respectively, of direct financing lease assets (all of which were in Japan) through securitizations that were treated as sales transactions. Gains from the securitization of these assets of ¥4,237 million and ¥1,688 million were included in direct financing lease revenues for fiscal 2007 and 2008, respectively. The balance of direct financing lease assets treated as sales transactions amounted to ¥289,694 million as of March 31, 2007 and ¥303,034 million as of March 31, 2008. If assets sold in securitizations were included, the total balance of investment in direct financing lease assets would be ¥1,548,098 million as of March 31, 2007 and ¥1,401,162 million as of March 31, 2008. For more information on securitization, see Note 9 of “Item 18. Financial Statements.”

Asset quality of our owned direct financing leases

	As of March 31,
	2006	2007	2008
	(In millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥20,494	¥21,149	¥22,637
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	1.43%	1.68%	2.06%
Provisions as a percentage of average balance of investment in direct financing leases (1)	0.32%	0.14%	0.73%
Allowance for direct financing leases	¥30,723	¥25,545	¥25,481
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	2.14%	2.03%	2.32%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

The asset quality of investment in direct financing leases improved in fiscal 2006 through fiscal 2007 in tandem with the recovery of the economy, with the ratio of 90+ days past-due direct financing leases staying below 2%. At the same time, the ratio of provisions for doubtful receivables for the same 3-year period declined to 0.4% or less. Nevertheless, the downturn in housing investment, increase in energy and materials costs, and the effect of the strong yen in this fiscal year clearly indicate a decelerating trend in the Japanese economy, and signs of an impending adjustment have become stronger. Small- to medium-sized enterprises, which are our main customers, are feeling the effects of these factors, and there has been an overall increase in the amount of past-due direct financing leases and the provisions for doubtful receivables.

The increase to a ratio of 2.06% in 90+ days past-due direct financing leases as of March 31, 2008 occurred primarily due to an increase in new 90+ days past-due direct financing leases in Japan reflecting a recent slowdown in the economy despite a decrease in new 90+ days past-due direct financing leases overseas.

We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases is a reasonable indication that our allowance for doubtful receivables was adequate as of March 31, 2008 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•	all lease contracts are collateralized by the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment.

The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases was, 0.75%, 0.52% and 0.66% for fiscal 2006 and 2007 and 2008, respectively.

Operating leases

	As of and for the year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥251,482	¥290,743	¥39,261	16
Japan	189,563	214,422	24,859	13
Overseas	61,919	76,321	14,402	23
New equipment acquisitions	348,561	465,909	117,348	34
Japan	258,338	366,187	107,849	42
Overseas	90,223	99,722	9,499	11
Investment in operating leases	862,049	1,019,956	157,907	18
Japan	689,646	850,489	160,843	23
Overseas	172,403	169,467	(2,936)	(2)

We have made efforts to expand operating leases in the automobile and real estate businesses in recent years, which have resulted in an increase in operating lease transactions. While the number of lease vehicles handled in the automobile business is increasing, there has been a particularly strong increasing trend in operating leases. This increase is largely because the used vehicle market is fairly stable and it is easy for lessors to understand the residual value risks involved with buying versus leasing, and also due to an increase in demand for operating leases from lessees rather than direct financing leases. In the area of real estate, we have been developing and investing in rental properties, focusing on offices and distribution warehouses. We deploy a business model whereby we take profits on sales after stabilizing cash flows during a fixed period, and accumulating assets through the fiscal year. We plan to maintain the current scale of assets by maintaining this cycle of develop, invest, sell. In addition, we also have increased revenues and assets in the rental business of measuring equipment and personal computers in tandem with the resumption of rental demand. We have been making continuous efforts in the automobile leasing business overseas in recent years. We have also engaged in investment and sales in ship and aircraft leases, in response to the changing market conditions.

Revenues from operating leases increased 16% to ¥290,743 million compared to the previous fiscal year. In Japan, revenues were up 13% to ¥214,422 million compared to ¥189,563 million in the previous fiscal year due to an expansion in automobile, real estate operating leases and precision measuring and other equipment rental operations. Overseas, revenues were up 23% to ¥76,321 million compared to ¥61,919 million in the previous fiscal year due mainly to an expansion of automobile operating leases in the Asia, Oceania and Europe segment. In fiscal 2007 and 2008, gains from the disposition of operating lease assets other than real estate were ¥12,105 million and ¥15,217 million, respectively, and are included in operating lease revenues.

New equipment acquisitions of operating leases increased 34% year on year to ¥465,909 million in fiscal 2008 due primarily to an increase in the purchase of rental purpose real estate and transportation equipment, mainly including automobiles in Japan and overseas.

Investment in operating leases increased 18% year on year to ¥1,019,956 million in fiscal 2008. These investments rose 23% year on year in Japan due primarily to an increase in investments in real estate properties for rental operations and transportation equipment, despite a decrease of 2% year on year overseas influenced by changes in foreign exchange rates.

	As of March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥340,850	¥383,298	¥42,448	12
Measuring equipment and personal computers	61,463	67,871	6,408	10
Real estate and other	440,082	552,239	112,157	25
Rental receivables	19,654	16,548	(3,106)	(16)

Total	¥862,049	¥1,019,956	¥157,907	18

Investment in transportation equipment rose 12% year on year to ¥383,298 million in fiscal 2008 due primarily to increases in automobile operating leases in Japan. Investment in measuring equipment and personal computers operating leases rose 10% year on year due to an increase in Japan and overseas, while real estate and other operating leases rose 25% year on year due primarily to an increase in Japan.

Installment loans and investment securities

Installment loans

	As of and for the year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Interest on installment loans (1)	¥181,972	¥204,577	¥22,605	12
Japan	149,628	169,629	20,001	13
Overseas	32,344	34,948	2,604	8
New loans added	2,226,282	2,331,331	105,049	5
Japan	1,941,828	2,083,643	141,815	7
Overseas	284,454	247,688	(36,766)	(13)
Installment loans	3,490,326	3,766,310	275,984	8
Japan	3,145,424	3,407,568	262,144	8
Overseas	344,902	358,742	13,840	4

(1)	All income and losses we recognize on installment loans related to our life insurance operations are reflected in our consolidated statements of income as life insurance premiums and related investment income.

In recent years we have been making efforts in the Corporate Financial Service segment, Real Estate-Related Finance segment, and The Americas segment in loans for corporate customers, but given the increased lack of clarity in forecasts for the economy beginning from the latter half of fiscal 2008, we have adopted a more cautious approach.

Interest on installment loans increased 12% compared with the previous fiscal year to ¥204,577 million in fiscal 2008. Revenues from interest on installment loans in Japan increased 13% due primarily to an expansion of loans to corporate customers including non-recourse loans. Interest on overseas installment loans increased 8% in fiscal 2008 primarily as a result of the contribution from loans to corporate customers in The Americas segment.

The average interest rate earned on loans in Japan, calculated on the basis of monthly balances, decreased to 4.69% in fiscal 2008 compared to 4.71% in fiscal 2007 due primarily to a decrease in the average interest rate from loan servicing operations. The average interest rate earned on overseas loans, calculated on the basis of monthly balances, decreased to 9.49% in fiscal 2008 from 10.50% in fiscal 2007 due primarily to a fall in market interest rates prevailing in The Americas segment.

New loans added increased 5% compared with the previous fiscal year to ¥2,331,331 million in fiscal 2008 due primarily to an increase in non-recourse loans and loans to corporate customers in Japan.

The balance of installment loans as of March 31, 2008 increased 8% to ¥3,766,310 million compared to the balance as of March 31, 2007. The balance of installment loans for borrowers in Japan rose by 8% due primarily to increased non-recourse loans and loans to corporate borrowers and the balance of installment loans for overseas customers increased 4% due primarily to increased loans to corporate customers in The Americas segment.

As of March 31, 2008, 90% of our installment loans were to borrowers in Japan, while 8% were to borrowers in The Americas segment.

The table below sets forth the balances as of March 31, 2007 and 2008 of our installment loans to borrowers in Japan and overseas, categorized by the type of borrower (i.e., consumer or corporate) in the case of borrowers in Japan. As of March 31, 2008, ¥121,884 million, or 4%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflected income from these loans in our consolidated statements of income as life insurance premiums and related investment income.

	As of March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥627,659	¥661,911	¥34,252	5
Card loans	335,288	343,963	8,675	3
Other	92,666	59,638	(33,028)	(36)

Subtotal	1,055,613	1,065,512	9,899	1

Corporate borrowers in Japan
Real estate companies	620,946	844,985	224,039	36
Commercial, industrial and other companies	1,302,595	1,318,621	16,026	1

Subtotal	1,923,541	2,163,606	240,065	12

Total (Japan)	2,979,154	3,229,118	249,964	8

Overseas corporate, industrial and other borrowers	304,391	330,544	26,153	9
Purchased loans (1)	191,959	192,275	316	0
Loan origination costs, net	14,822	14,373	(449)	(3)

Total	¥3,490,326	¥3,766,310	¥275,894	8

(1)	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with AICPA Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”) and consist mainly of housing loans, loans to real estate companies and commercial, industrial and other companies in Japan.

As of March 31, 2008, ¥927,678 million, or 25%, of all installment loans were outstanding to real estate companies and construction companies. Of this amount, ¥41,939 million, or 1% of all installment loans, was loans individually evaluated for impairment. We calculated an allowance of ¥6,574 million on these impaired loans. As of March 31, 2008, we had installment loans outstanding in the amount of ¥256,494 million, or 7% of all installment loans, to companies in the entertainment industry. Of this amount, ¥30,090 million, or 1% of all installment loans, was loans individually evaluated for impairment. We calculated an allowance of ¥4,782 million on these impaired loans.

The balance of loans to consumer borrowers in Japan as of March 31, 2008 increased by 1% to ¥1,065,512 million compared to the balance as of March 31, 2007 due to an increase in housing loans despite a decrease in margin transaction loans to customers of ORIX Securities, that such loan balances are generally subject to market volatility, and the balance of loans to corporate borrowers in Japan as of March 31, 2008 increased by 12% to ¥2,163,606 million, compared to the balance as of March 31, 2007, due primarily to increased demand from real estate companies especially in the first half of fiscal 2008.

Balances of installment loans in the tables above do not include assets sold in securitizations. However, the amount of interest on installment loans includes gains from the securitization of installment loans. We sold ¥88,150 million and ¥59,161 million of installment loans through securitizations, which were treated as sales transactions in fiscal 2007 and 2008, respectively. Gains from the securitization of loans of ¥3,146 million and ¥1,155 million were included in interest on installment loans in fiscal 2007 and 2008, respectively. The balance of installment loans treated as sales transactions amounted to ¥154,357 million and ¥152,208 million as of March 31, 2007 and 2008, respectively. If loans sold in securitizations were included, the total balance of installment loans would be ¥3,644,683 million and ¥3,918,518 million as of March 31, 2007 and 2008, respectively. For more information on securitization, see Note 6 in “Item 18. Financial Statements.”

Asset quality of our owned installment loans

We classify past-due installment loans into two categories: installment loans individually evaluated for impairment and 90+ days past-due loans not individually evaluated for impairment.

	As of March 31,
	2006	2007	2008
	(In millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥83,658	¥100,589	¥165,283
Impaired loans requiring a valuation allowance	66,543	67,934	108,921
Valuation allowance (1)	31,056	29,189	38,081

(1)	The valuation allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

New provision for probable loan losses was ¥4,942 million in fiscal 2007 and ¥13,664 million in fiscal 2008, and charge-off of impaired loans was ¥7,222 million in fiscal 2007 and ¥4,633 million in fiscal 2008. New provision for probable loan losses increased by ¥8,722 million compared to fiscal 2007 due to an increase in impaired corporate loans reflecting a recent slowdown in the economy. Despite the increase in impaired loans, charge-off of impaired loans decreased by ¥2,589 million compared in fiscal 2007 because many of the impaired loans were still expected to recover and had not deteriorated to the point of requiring charge-offs as of March 31, 2008. Accordingly, there is a possibility that our charge-offs will increase during the year ending March 31, 2009.

The table below sets forth the outstanding balances of impaired loans by region and type of borrower. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment. Impaired loans increased in fiscal 2008 due mainly to an increase in impaired corporate loans for real estate companies and commercial, industrial and other companies in Japan reflecting a recent slowdown in the economy.

	As of March 31,
	2006	2007	2008
	(In millions of yen)
Impaired loans:
Consumer borrowers in Japan	¥11,474	¥17,878	¥20,595
Corporate borrowers in Japan
Real estate companies	13,684	12,749	37,658
Commercial, industrial and other companies	37,234	48,785	80,356

Subtotal	50,918	61,534	118,014

Overseas corporate, industrial and other borrowers	4,766	6,412	12,080
Purchased loans	16,500	14,765	14,594

Total	¥83,658	¥100,589	¥165,283

The table below sets forth information as to past-due loans which are not individually significant and accordingly are evaluated for impairment as a homogeneous group.

	As of March 31,
	2006	2007	2008
	(In millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥16,455	¥12,656	¥15,333
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.58%	0.37%	0.43%
Provisions as a percentage of average balance of installment loans (1)	0.11%	0.22%	0.30%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥35,223	¥34,774	¥38,445
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.24%	1.03%	1.07%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

The balance of 90+ days past-due loans not individually evaluated for impairment increased by 21% in fiscal 2008, principally due to increase in 90+ days past-due loans not individually evaluated for impairment in card loans.

	As of March 31,
	2006	2007	2008
	(In millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loans	¥13,221	¥10,177	¥9,425
Card loans and other	2,742	2,376	5,861
Overseas corporate, industrial and other borrowers	492	103	47

Total	¥16,455	¥12,656	¥15,333

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

We believe that the level of the allowance as of March 31, 2008 was adequate because we expect to recover a portion of the outstanding balance for 90+ days past-due loans not individually evaluated for impairment primarily because most 90+ days past-due loans are housing loans, which are ordinarily made to a diverse group of individuals who we believe generally have a higher credit rating than the population at-large.

The ratio of charge-offs as a percentage of the average balance of installment loans was 0.48%, 0.22% and 0.16% for fiscal 2006, 2007 and 2008, respectively. The ratio of charge-offs as a percentage of the average balance of installment loans went down for fiscal 2008 compared to that of fiscal 2007 due to a decrease in charge-offs including sales of housing loans and an increase in the balance of installment loans.

Investment securities

We maintain a sizeable investment in various securities. The main segment of this portfolio is investments by our life insurance operations. These constituted approximately 30% of our total investment in securities as of March 31, 2008. These are generally investments in yen-denominated corporate debt and consist primarily of fixed interest rate instruments.

	As of March 31, 2007
	Life insurance	Other	Total
	(In millions of yen)
Investment securities:
Trading securities	¥—	¥45,912	¥45,912
Marketable debt securities	283,648	243,857	527,505
Marketable equity securities	9,054	113,338	122,392
Other securities (1)	47,635	132,137	179,772

Total	¥340,337	¥535,244	¥875,581

	As of March 31, 2008
	Life insurance	Other	Total
	(In millions of yen)
Investment securities:
Trading securities	¥—	¥34,535	¥34,535
Marketable debt securities	297,780	486,621	784,401
Marketable equity securities	12,920	87,456	100,376
Other securities (1)	31,179	171,293	202,472

Total	¥341,879	¥779,905	¥1,121,784

(1)	Other securities consist mainly of non-marketable equity securities, preferred capital shares and investment funds.

We present income from investments in separate lines of our consolidated statements of income, depending upon whether the security is held in connection with our life insurance operations.

Interest we earn on interest-earning securities held in connection with operations other than life insurance is reflected in our consolidated statements of income as interest on loans and investment securities. All other non-interest income and losses (other than foreign currency transaction gains or losses) we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains on investment securities. All income and losses we recognize on securities held in connection with life insurance operations are reflected in our consolidated statements of income as life insurance premiums and related investment income.

	As of and for the year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment securities:
Interest on investment securities	¥19,559	¥22,443	¥2,884	15
Japan	4,406	12,685	8,279	188
Overseas	15,153	9,758	(5,395)	(36)
New securities added	331,055	688,148	357,093	108
Japan	314,678	666,296	351,618	112
Overseas	16,377	21,852	5,475	33
Investment in securities	875,581	1,121,784	246,203	28
Japan	753,078	1,021,537	268,459	36
Overseas	122,503	100,247	(22,256)	(18)

Interest on investment securities other than those held in connection with our life insurance operations increased 188% to ¥12,685 million in fiscal 2008 due primarily to a higher balance of securities in Japan and decreased 36% to ¥9,758 million in fiscal 2008 overseas due primarily to a decrease in contributions from interest on investment securities recorded in the previous fiscal year in The Americas segment. The average interest rate earned on investment securities in Japan, calculated on the basis of monthly balances, was 2.87% in fiscal 2008 compared to 2.43% in fiscal 2007 due primarily to increase of investments in the specified bonds issued by special purpose entities, or SPEs, which are secured by commercial mortgages. The average interest rate earned on overseas investment securities, calculated on the basis of monthly balances, was almost flat at 9.76% in fiscal 2008 compared to 9.66% in fiscal 2007.

New securities added increased 108% to ¥688,148 million in fiscal 2008. New securities added in Japan increased 112% in fiscal 2008 due primarily to increased investment in the specified bonds issued by SPEs in Japan. New securities added overseas increased 33% due primarily to increases in The Americas segment.

The balance of our investment in securities as of March 31, 2008 increased 28% to ¥1,121,784 million compared to fiscal 2007. The balance of our investment in securities in Japan increased 36% due primarily to a higher balance of the specified bonds issued by SPEs in Japan, and the balance of our investment in securities overseas decreased 18% due primarily to market valuation losses on trading securities, as well as the influence of foreign exchange rates in The Americas segment.

	As of March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥45,912	¥34,535	¥(11,377)	(25)
Available-for-sale securities	649,897	884,777	234,880	36
Other securities	179,772	202,472	22,700	13

Total	¥875,581	¥1,121,784	¥246,203	28

Investments in trading securities decreased 25% in fiscal 2008 due primarily to write-downs in high yield bond investments which was attributable to declines in market values for credit instruments, as well as the influence of foreign exchange rates in The Americas segment. Investments in available-for-sale securities increased 36% in fiscal 2008 due primarily to a higher balance of the specified bonds issued by SPEs. As of March 31, 2008, our portfolio included investments in available-for-sale securities by The Americas segment in commercial mortgage-backed securities and residential mortgage-backed securities, totaling ¥41,152 million, and in high yield debt securities, totaling ¥7,835 million. Other securities increased 13% in fiscal 2008 due primarily to a higher balance of preferred capital shares.

The above table does not include assets sold in securitizations. We sold ¥12,519 million and ¥10,851 million of investment securities through securitizations, which were treated as sales transactions in fiscal 2007 and 2008, respectively. Gains from the securitization of investment securities of ¥379 million and ¥638 million were included in net gains on investment securities in fiscal 2007 and 2008, respectively. The balance of investment securities treated as sales transactions amounted to ¥41,535 million and ¥46,707 million in fiscal 2007 and 2008, respectively. For more information on securitization, see Note 9 in “Item 18. Financial Statements.”

For further information on investment in securities, see Note 8 of “Item 18. Financial Statements.”

Brokerage commissions and net gains on investment securities

All non-interest income and losses (other than foreign currency transaction gains or losses) that we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains on investment securities.

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Brokerage commissions and net gains on investment securities:
Brokerage commissions	¥7,851	¥6,879	¥(972)	(12)
Net gains on investment securities	62,833	16,642	(46,191)	(74)

Total	¥70,684	¥23,521	¥(47,163)	(67)

Brokerage commissions and net gains on investment securities decreased 67% to ¥23,521 million in fiscal 2008. Our brokerage commissions decreased 12% due to a decrease in revenues from the securities operations. Net gains on investment securities decreased 74% due primarily to a decrease in revenues from the venture capital operations in Japan, in addition to the absence of gains on the sale of a portion of our shares in Aozora Bank Ltd. in connection with its listing on the Tokyo Stock Exchange which were recorded in the previous fiscal year, and market valuation losses on trading securities were recorded from deterioration in the credit markets in The Americas segment.

As of March 31, 2008, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥61,706 million, compared to ¥97,493 million as of March 31, 2007. As of March 31, 2008, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥9,222 million, compared to ¥2,843 million as of March 31, 2007. These unrealized gains decreased due primarily to a decline in the domestic securities market in Japan and the deterioration in the credit markets in The Americas segment.

Life insurance premiums and related investment income

We reflect all income and losses (other than provision for doubtful receivables and probable loan losses) that we recognize on securities, installment loans and other investments held in connection with life insurance operations in our consolidated statements of income as life insurance premiums and related investment income.

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Life insurance premiums and related investment income:
Life insurance premiums	¥121,373	¥120,527	¥(846)	(1)
Life insurance-related investment income	11,462	8,089	(3,373)	(29)

Total	¥132,835	¥128,616	¥(4,219)	(3)

Life insurance premiums and related investment income decreased 3% to ¥128,616 million in fiscal 2008 compared to fiscal 2007. Life insurance premiums decreased 1%, and life insurance-related investment income decreased 29% in fiscal 2008.

	As of March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investments by ORIX Life Insurance:
Marketable debt securities	¥283,648	¥297,780	¥14,132	5
Marketable equity securities	9,054	12,920	3,866	43
Other securities	47,635	31,179	(16,456)	(35)

Total investment in securities	340,337	341,879	1,542	0
Installment loans and other investments	170,714	138,866	(31,848)	(19)

Total	¥511,051	¥480,745	¥(30,306)	(6)

Marketable debt securities increased, while other securities decreased resulting from increasing investments in low-risk corporate and government bonds. Installment loans and other investments decreased 19% year on year due to an increase in principal collected on installment loans.

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net gains (losses) on investment securities	¥3,208	¥1,342	¥(1,866)	(58)
Interest on loans and investment securities, and others	8,254	6,747	(1,507)	(18)

Total	¥11,462	¥8,089	¥(3,373)	(29)

For further information on life insurance operations, see Note 21 of “Item 18. Financial Statements.”

Real estate sales

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Real estate sales:
Real estate sales	¥87,178	¥88,445	¥1,267	1

Although the number of condominiums sold to buyers in Japan decreased from 2,194 units in fiscal 2007 to 1,931 units in fiscal 2008, revenues from real estate sales increased 1% year on year to ¥88,445 million due to gains from sales recorded in the Oceania region.

Gains on sales of real estate under operating leases

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases in Japan	¥22,958	¥16,756	¥(6,202)	(27)

Gains on sales of real estate under operating leases decreased 27% year on year to ¥16,756 million in fiscal 2008 due primarily to the decrease in real estate under operating leases that were sold but were not included in discontinued operations. Gains recognized under this item refer to gains on sales of real estate under operating leases for which properties we have a significant continuing involvement after sale. Gains on the properties for which we do not continue to provide services are included in discontinued operations. For discussion of accounting policy for discontinued operations, see Note 24 in “Item 18. Financial Statements.”

Other operations

	As of and for the year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥268,020	¥300,361	¥32,341	12
Japan	203,823	236,341	32,518	16
Overseas	64,197	64,020	(177)	(0)
New assets added	215,409	152,480	(62,929)	(29)
Japan	214,115	152,480	(61,635)	(29)
Overseas	1,294	—	(1,294)	—
Other operating assets	152,106	197,295	45,189	30
Japan	146,487	192,628	46,141	31
Overseas	5,619	4,667	(952)	(17)

Other operating revenues increased 12% year on year to ¥300,361 million. In Japan, revenues were up 16% to ¥236,341 million compared to ¥203,823 million in the previous fiscal year due mainly to an increase in revenues associated with real estate management operations including golf courses and training facilities, and contributions from the beginning of this fiscal year from various other companies in which we invested in the previous fiscal year. Overseas, revenues were flat at ¥64,020 million compared to the previous fiscal year.

New assets added for other operating transactions were down 29% to ¥152,480 million in fiscal 2008 due primarily to starting operation of an industrial waste disposal facility, by private finance initiative, or PFI operations in the previous fiscal year. Other operating transactions include other operating assets and real estate for sale, such as residential condominiums and commercial real estate.

Other operating assets increased 30% to ¥197,295 million mainly reflecting investments made in connection with real estate management operations in Japan.

Expenses

Interest expense

Interest expense was up 31% year on year to ¥106,140 million due mainly to an increase in Japan. In Japan, interest expense increased 50% year on year due to higher interest rates as well as higher average debt levels. Overseas, interest expense increased 6% year on year due mainly to higher average debt levels.

The average interest rate on our short-term and long-term debt in Japan, calculated on the basis of monthly balances, increased to 1.33% in fiscal 2008, compared to 1.09% in fiscal 2007 due to higher interest rates by the Bank of Japan. The average interest rate on our short-term and long-term overseas debt, calculated on the basis of monthly balances, decreased to 5.41% in fiscal 2008 from 5.66% in fiscal 2007 reflecting lower interest rates in The Americas segment. For information regarding the interest rate risk, see Risk Factors of “Item 3. Key Information.”

Costs of operating leases

Costs of operating leases increased 14% compared to the previous fiscal year to ¥185,278 million in fiscal 2008 due primarily to the increase in the average balance of investment in operating leases.

Life insurance costs

Life insurance costs in fiscal 2008 decreased 2% to ¥112,869 million, corresponding to a decrease in life insurance premiums, while margins decreased to 12% in fiscal 2008 compared with 13% in fiscal 2007.

Costs of real estate sales

Costs of real estate sales were up 10% year on year to ¥81,056 million due to a recognition of write-downs resulting mainly from an increase in development costs for units under development in the condominium operations. Cost of real estate sales includes upfront costs associated with advertising and creating model rooms. Margins decreased to 8% in fiscal 2008 from 15% in fiscal 2007 due mainly to a recognition of write-downs.

Other operating expenses

Other operating expenses were up 21% year on year to ¥170,476 million resulting from the recognition of expenses from the beginning of this fiscal year from companies in which we invested in the previous fiscal year and correlate with the increase in other operating revenues.

Selling, general and administrative expenses

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥138,794	¥141,985	¥3,191	2
Selling expenses	34,730	38,025	3,295	9
Administrative expenses	71,399	81,758	10,359	15
Depreciation of office facilities	3,664	4,095	431	12

Total	¥248,587	¥265,863	¥17,276	7

Employee salaries and other personnel expenses account for approximately half of selling, general and administrative expenses, and the remaining half consists of general overhead expenses such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2008 increased 7% year on year, due to an increase in general and administrative expenses for write-downs of intangible assets resulting from the termination of contracts with a seller in acquisition in Japan, in addition to recorded expenses associated with companies in which we invested in the previous fiscal year from the beginning of this fiscal year, and expenses associated with the expansion of existing operations.

Provision for doubtful receivables and probable loan losses

We make provisions for doubtful receivables and probable loan losses for direct financing leases and installment loans. New provisions for doubtful receivables and probable loan losses in fiscal 2008 increased 141% as compared to the previous year. Provisions for direct financing leases increased 349% due to reversals of provision for doubtful receivables recorded by some subsidiaries in the previous fiscal year. Provisions for loans not individually evaluated for impairment increased 55% due to a growth in provision for card loans in Japan. Provisions for loans individually evaluated for impairment increased 176% due mainly to an increase in loans for real estate companies reflecting a recent slowdown in the economy.

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥97,002	¥89,508	¥(7,494)	(8)
Direct financing leases	30,723	25,545	(5,178)	(17)
Loans not individually evaluated for impairment	35,223	34,774	(449)	(1)
Loans individually evaluated for impairment	31,056	29,189	(1,867)	(6)
Provisions charged to income	13,805	33,226	19,421	141
Direct financing leases	1,974	8,868	6,894	349
Loans not individually evaluated for impairment	6,889	10,694	3,805	55
Loans individually evaluated for impairment	4,942	13,664	8,722	176
Charge-offs (net)	(21,330)	(18,568)	2,762	(13)
Direct financing leases	(7,121)	(8,085)	(964)	14
Loans not individually evaluated for impairment	(6,987)	(5,850)	1,137	(16)
Loans individually evaluated for impairment	(7,222)	(4,633)	2,589	(36)
Other (1)	31	(2,159)	(2,190)	—
Direct financing leases	(31)	(847)	(816)	2,632
Loans not individually evaluated for impairment	(351)	(1,173)	(822)	234
Loans individually evaluated for impairment	413	(139)	(552)	—
Ending balance	89,508	102,007	12,499	14
Direct financing leases	25,545	25,481	(64)	(0)
Loans not individually evaluated for impairment	34,774	38,445	3,671	11
Loans individually evaluated for impairment	29,189	38,081	8,892	30

(1)	Other includes foreign currency translation adjustments and amounts reclassified to discontinued operations.

Write-downs of long-lived assets

In accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we performed an impairment review for long-lived assets in Japan and overseas such as golf courses, corporate dormitories, office buildings, hotel properties and commercial buildings, and condominiums. Write-downs totaling ¥2,169 million were made in fiscal 2008, a decrease of 31% compared to fiscal 2007, which are reflected as write-down of long-lived assets and income from discontinued operations (¥1,742 million is the amount which is reflected as write-down of long-lived assets.). The majority of write-downs in fiscal 2008 totaled ¥1,555 million and was associated with land to be developed in the future.

In accordance with FASB Statement No. 144, an asset held for use is generally deemed to be impaired if the undiscounted future cash flows estimated to be generated by the asset are expected to be less than its carrying amount, and if its fair value is less than its carrying amount. If an asset is deemed to be impaired, the value of the asset is written down to estimated fair value. The requirements of FASB Statement No. 144 potentially result in large charges being recorded in a given period as a result of relatively smaller changes in estimated future cash flows. An asset is generally not considered to be impaired so long as its estimated future cash flows exceed its carrying amount. However, once the estimated future cash flows are believed to be less than the carrying amount, the asset is written down to estimated fair value (which is in general the appraised value). A write-down to estimated fair value prior to a determination of impairment is not permitted.

Our total investment in long-lived assets as of March 31, 2008 was ¥1,435,234 million. ¥1,148,027 million of long-lived assets were included in business segments in Japan, ¥197,810 million were included in overseas business segments, and the remaining assets mainly consist of office facilities that are regarded as corporate assets. Of the long-lived assets in business segments in Japan, ¥712,258 million were in the Real Estate segment. For a breakdown of long-lived assets by segment, see Note 30 of “Item 18. Financial Statements.”

Write-downs of securities

Write-downs for fiscal 2008 were primarily in connection with a decline in the domestic securities market in Japan. In fiscal 2008, write-downs increased 48% from ¥5,592 million in fiscal 2007 to ¥8,290 million in fiscal 2008. For information regarding the impairment of investment in securities, see Critical Accounting Policies and Estimates of “Item 5. Operating and Financial Review and Prospects.”

Foreign currency transaction gain, net

We recognized a foreign currency transaction net gain in the amount of ¥87 million in fiscal 2008. For information on the impact of foreign currency fluctuations, see “Item 11. Qualitative and Quantitative Disclosures about Market Risk.”

Equity in net income of affiliates

Equity in net income of affiliates in fiscal 2008 increased 51% year on year to ¥48,343 million largely due to an increase in profits from residential condominiums developed through certain joint ventures and equity method affiliates in Japan, despite lower profits from equity method affiliates overseas. The decrease in profits from equity method affiliates overseas was due to the decline in income as a result of the sale of stock in Korea Life Insurance Co., Ltd.

For discussion of investment in affiliates, see Note 11 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and affiliates and liquidation losses, net

Gains on sales of subsidiaries and affiliates and liquidation losses in fiscal 2008 were up more than six times year on year to ¥12,222 million, due to gains on sales of affiliates mainly in the Asian region and sales of affiliates in the corporate rehabilitation business in Japan

Provision for income taxes

Provision for income taxes in fiscal 2008 was ¥98,984 million, compared to the provision of ¥126,320 million, in fiscal 2007. The decrease of ¥27,336 million was due primarily to lower income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain. For discussion of income taxes, see Note 15 in “Item 18. Financial Statements.”

Minority Interests in Earnings of Subsidiaries, net

Minority interests were mainly recorded as a result of the minority interests in earnings of Houlihan Lokey, which is engaged in investment banking including M&A and financial advisory. In fiscal 2008, minority interests decreased 19% year on year to ¥3,918 million.

Discontinued operations

We base disclosure of discontinued operations on FASB Statement No. 144. Under FASB Statement No. 144, the scope of discontinued operations includes operating results of any component of an entity with its own identifiable operations and cash flow and in which operations we will not have significant continuing involvement. Income from discontinued operations, net refers to net income from the sale or disposal by sale of subsidiaries, business units, and real estate under operating leases in which we no longer have significant continuing involvement. Discontinued operations, net of applicable tax effect, increased 103% compared to the previous fiscal year to ¥21,800 million in fiscal 2008 due primarily to higher gains on sales of real estate under operating leases in Japan.

Extraordinary gain

We recorded an extraordinary gain, net of applicable tax effect, of ¥933 million in fiscal 2008, which resulted from an acquisition of interests in an affiliate company, in accordance with FASB Statement No. 141, “Business Combinations,” because our proportional share of the fair value of investee’s net assets exceeded the acquisition cost.

Segment Information

The table below presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are mainly identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations. For a description of segments, see “Item 4. Information on the Company—Profile of Business by Segment.” See Note 30 in “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

Operations in Japan accounted for 79% and 79% of total segment profit in fiscal 2007 and 2008, respectively. As of March 31, 2008, ¥6,827,315 million, or 87%, of total segment assets were in Japan.

Overseas Operations accounted for 21% and 21% of total segment profits in fiscal 2007 and 2008, respectively. As of March 31, 2008, ¥452,976 million, or 6%, of total segment assets were in The Americas segment, and ¥598,486 million, or 7%, were in Asia, Oceania and Europe segment.

The results of the reported segments from fiscal 2008 reflect the revised business classification of the Company, where leasing operations of the affiliates, which had been included in the Other segment, have been reclassified in the Corporate Financial Services segment from fiscal 2008. Therefore, certain related amounts that had been previously reported in fiscal 2006 and 2007 have also been reclassified to conform with the fiscal 2008 presentation.

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment revenues: (1)
Operations in Japan
Corporate Financial Services	¥123,328	¥131,139	¥7,811	6
Automobile Operations	146,966	158,093	11,127	8
Rental Operations	67,859	78,317	10,458	15
Real Estate-Related Finance	82,345	91,179	8,834	11
Real Estate	245,336	278,096	32,760	13
Life Insurance	132,060	128,742	(3,318)	(3)
Other	145,443	126,343	(19,100)	(13)

Subtotal	943,337	991,909	48,572	5

Overseas Operations
The Americas	119,940	101,739	(18,201)	(15)
Asia, Oceania and Europe	103,593	121,988	18,395	18

Subtotal	223,533	223,727	194	0

Total	1,166,870	1,215,636	48,766	4

Difference between Segment Totals and Consolidated Amounts	(41,910)	(61,582)	(19,672)	(47)

Total consolidated revenues	¥1,124,960	¥1,154,054	¥29,094	3

(1)	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment profit: (1)
Operations in Japan
Corporate Financial Services	¥58,231	¥35,932	¥(22,299)	(38)
Automobile Operations	28,224	25,577	(2,647)	(9)
Rental Operations	10,869	11,658	789	7
Real Estate-Related Finance	44,682	42,089	(2,593)	(6)
Real Estate	51,236	80,778	29,542	58
Life Insurance	9,921	7,318	(2,603)	(26)
Other	60,387	24,720	(35,667)	(59)

Subtotal	263,550	228,072	(35,478)	(13)

Overseas Operations
The Americas	31,315	16,198	(15,117)	(48)
Asia, Oceania and Europe	37,763	45,391	7,628	20

Subtotal	69,078	61,589	(7,489)	(11)

Total segment profit	332,628	289,661	(42,967)	(13)

Difference between Segment Totals and Consolidated Amounts	(16,279)	(39,895)	(23,616)	(145)

Total consolidated income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	¥316,349	¥249,766	¥(66,583)	(21)

(1)	The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations, minority interests in earnings of subsidiaries and extraordinary gain, before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment assets:
Operations in Japan
Corporate Financial Services	¥1,861,403	¥1,965,200	¥103,797	6
Automobile Operations	510,805	519,643	8,838	2
Rental Operations	121,621	130,171	8,550	7
Real Estate-Related Finance	1,517,927	1,932,874	414,947	27
Real Estate	901,237	1,053,364	152,127	17
Life Insurance	511,051	480,745	(30,306)	(6)
Other	773,595	745,318	(28,277)	(4)

Subtotal	6,197,639	6,827,315	629,676	10

Overseas Operations
The Americas	487,900	452,976	(34,924)	(7)
Asia, Oceania and Europe	625,036	598,486	(26,550)	(4)

Subtotal	1,112,936	1,051,462	(61,474)	(6)

Total	7,310,575	7,878,777	568,202	8

Difference between Segment Totals and Consolidated Amounts	896,612	1,116,193	219,581	24

Total consolidated assets	¥8,207,187	¥8,994,970	¥787,783	10

Operations in Japan

Corporate Financial Services

The segment’s operating environment has changed significantly in the past fiscal year. The trends of increasing concerns of a U.S. economic slowdown, the strengthening of the yen, and rising prices for crude oil and other raw materials have exceeded the assumptions underlying forecasts for domestic economic growth at the start of the fiscal year. As a result, the outlook for SMEs remains uncertain.

Segment revenues were up 6% year on year to ¥131,139 million due primarily to an expansion of loans to corporate customers, despite a decrease in gains from securitizations.

Segment profits decreased 38% to ¥35,932 million compared to ¥58,231 million in fiscal 2007, despite an increase in segment revenues, due to increases in interest expense and provision for doubtful receivables and probable loan losses reflecting a recent slowdown in the economy, where some reversals for doubtful receivables and probable loan losses were recognized in fiscal 2007, in addition to the recognition of write-downs of intangible assets.

Segment assets increased 6% on March 31, 2007 to ¥1,965,200 million due to the expansion of loans to corporate customers.

Automobile Operations

Segment revenues increased 8% year on year to ¥158,093 million due to an increase in revenues from operating leases, despite a decrease in revenues from direct financing leases in the automobile leasing operations due to lower operating assets resulting from securitizations made in fiscal 2007.

Segment profits decreased 9% to ¥25,577 million compared to ¥28,224 million in fiscal 2007 due to an increase in expenses corresponding with an increase in revenues from operating leases, in addition to an increase in interest expenses and selling, general and administrative expenses. Operating leases include operating expenses that are recognized as a larger amount during initial period, so when compared with direct financing leases in the current situation in which operating leases are increasing, the departments conducting them show a temporary decrease in profitability.

Segment assets increased 2% on March 31, 2007 at ¥519,643 million due to an expansion of operating lease assets.

Rental Operations

Segment revenues were up 15% year on year to ¥78,317 million due to an increase in revenues from operating leases including precision measuring and other equipment.

Segment profits increased 7% to ¥11,658 million compared to ¥10,869 million in fiscal 2007 due to an increase in segment revenues.

Segment assets increased 7% on March 31, 2007 to ¥130,171 million due to an increase in operating lease assets, despite a decrease in investment in direct financing leases.

Real Estate-Related Finance

The domestic real estate operating environment is changing significantly due to the turmoil in the international financial and capital markets and the tightening of credit markets and liquidity, which are affecting domestic and overseas investors and reducing risk tolerance.

Segment revenues increased 11% year on year to ¥91,179 million due to an expansion of revenues associated with corporate loans, including non-recourse loans, despite decreases in revenues from real estate sales and in gains from securitizations.

Segment profits were ¥42,089 million, a 6% decrease in comparison with ¥44,682 million in fiscal 2007. The main reasons for this were the decreases in revenues from real estate sales and in gains from securitizations, an increase in interest expense, and an increase in the provision for doubtful receivables and probable loan losses, compared to fiscal 2007, when the reversal of provisions had contributed to profits.

Segment assets increased 27% on March 31, 2007 to ¥1,932,874 million due to an increase in corporate loans, including non-recourse loans.

Real Estate

The domestic real estate operating environment is changing significantly due to the turmoil in the international financial and capital markets and the tightening of credit markets and liquidity, which are affecting domestic and overseas investors and reducing risk tolerance. Fundamental conditions in the real estate market are uncertain at the moment, making future performance unpredictable. Given this environment, ORIX is utilizing its ability to collect information from multiple sources and its diverse business development capabilities to differentiate itself from competitors by delivering properties with high added value.

Segment revenues increased 13% year on year to ¥278,096 million due to an increase in revenues associated with real estate rental activities, including office buildings, and management operations including golf courses and training facilities, and an increase in gains on sales of real estate under operating leases, despite a decrease in the number of condominiums sold to buyers recognized under real estate sales.

Segment profits increased 58% to ¥80,778 million compared to ¥51,236 million in fiscal 2007 due mainly to an increase in gains on sales of real estate under operating leases, in addition to an increase in the contribution from condominiums developed through certain joint ventures which were accounted for by the equity method, despite a recognition of write-downs resulting from an increase in development costs for units under development in the condominium operations. The total number of condominiums sold to buyers including those developed through certain joint ventures which were accounted for by the equity method was 3,710 units this fiscal year compared with 3,098 units in fiscal 2007.

Segment assets increased 17% on March 31, 2007 to ¥1,053,364 million due mainly to an expansion of operating assets, including operating lease assets.

Life Insurance

Segment revenues were down 3% year on year to ¥128,742 million, due to a decrease in life insurance premiums compared to fiscal 2007 and a decrease in life insurance related investment income.

Segment profits decreased 26% to ¥7,318 million compared to ¥9,921 million in fiscal 2007 due mainly to a decrease in life insurance related investment income, and an increase in provision for doubtful receivables and probable loan losses, compared to fiscal 2007, when some reversals were recognized.

Segment assets decreased 6% on March 31, 2007 to ¥480,745 million.

Other

Although contributions were recorded from the beginning of fiscal 2008 from companies in which we invested in fiscal 2007, segment revenues decreased 13% year on year to ¥126,343 million due to a decrease in revenues from venture capital operations, in addition to the absence of gains on the sale of a portion of our shares in Aozora Bank which were recorded in fiscal 2007.

Segment profits decreased 59% to ¥24,720 million compared to ¥60,387 million in fiscal 2007 due to a large decrease in segment revenues and the recognition of losses from subsidiaries in the corporate rehabilitation business in Japan despite an increase in contributions from equity method affiliates in Japan.

Segment assets decreased 4% on March 31, 2007 to ¥745,318 million.

Overseas Operations

The Americas

Although the U.S. subprime mortgage loan problem had no direct impact, market valuation losses were recognized for the high-yield bond trading securities. This is due to a drop in bond values caused by deterioration in the bond market. Furthermore, despite an increase in revenues associated with corporate loans and an increase in gains from sales of real estate under operating leases, there were one-off contributions made by gains on investment securities and interest on investment securities in fiscal 2007. As a result, segment revenues decreased 15% year on year to ¥101,739 million.

Segment profits decreased 48% to ¥16,198 million compared to ¥31,315 million in fiscal 2007 accompanying a decrease in segment revenues and an increase in provision for doubtful receivables and probable loan losses.

Segment assets decreased 7% on March 31, 2007 to ¥452,976 million due mainly to the strong yen and a decrease in investment in direct financing leases, despite an increase in corporate loans.

Asia, Oceania and Europe

Segment revenues were up 18% year on year to ¥121,988 million due to an expansion of operating leases, including automobile leasing, and the recognition of real estate sales and ship finance-related revenues in fiscal 2008, despite the absence of a recognition of gains on the sale of operations in the Oceania region in fiscal 2007.

Although contributions from equity method affiliates decreased due to the sale of our interest in Korea Life Insurance Co., Ltd, segment profits increased 20% to ¥45,391 million compared to ¥37,763 million in fiscal 2007 due to an increase in segment revenues, in addition to the recognition of gains on the sale of our interest in Korea Life Insurance Co., Ltd.

Segment assets were down 4% on March 31, 2007 to ¥598,486 million, due to the sales of shares in affiliates and the strong yen, despite an increase in investment in direct financing leases and operating lease assets.

YEAR ENDED MARCH 31, 2007 COMPARED TO YEAR ENDED MARCH 31, 2006

Performance Summary

Income Statement Data

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Income statement data:
Total revenues	¥913,932	¥1,124,960	¥211,028	23
Total expenses	701,021	842,524	141,503	20
Operating income	212,911	282,436	69,525	33
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	247,697	316,349	68,652	28
Net income	166,388	196,506	30,118	18

Total Revenues

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total revenues:
Direct financing leases	¥96,001	¥90,272	¥(5,729)	(6)
Operating leases	205,949	251,482	45,533	22
Interest on loans and investment securities	159,727	201,531	41,804	26
Brokerage commissions and net gains on investment securities	48,809	70,684	21,875	45
Life insurance premiums and related investment income	138,118	132,835	(5,283)	(4)
Real estate sales	74,943	87,178	12,235	16
Gains on sales of real estate under operating leases	8,970	22,958	13,988	156
Other operating revenues	181,415	268,020	86,605	48

Total	¥913,932	¥1,124,960	¥211,028	23

Total revenues in fiscal 2007 increased 23% to ¥1,124,960 million compared with the previous fiscal year. Although direct financing leases, life insurance premiums and related investment income decreased year on year, revenues from operating leases, interest on loans and investment securities, brokerage commissions and net gains on investment securities, real estate sales, gains on sales of real estate under operating leases, and other operating revenues were up compared to the previous fiscal year.

Total Expenses

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total expenses:
Interest expense	¥58,703	¥80,871	¥22,168	38
Costs of operating leases	131,973	162,014	30,041	23
Life insurance costs	117,622	115,565	(2,057)	(2)
Costs of real estate sales	65,904	73,999	8,095	12
Other operating expenses	116,544	140,597	24,053	21
Selling, general and administrative expenses	181,279	248,587	67,308	37
Provision for doubtful receivables and probable loan losses	16,216	13,805	(2,411)	(15)
Write-downs of long-lived assets	8,336	1,027	(7,309)	(88)
Write-downs of securities	4,540	5,592	1,052	23
Foreign currency transaction loss (gain), net	(96)	467	563	—

Total	¥701,021	¥842,524	¥141,503	20

Total expenses in fiscal 2007 increased 20% to ¥842,524 million compared with the previous fiscal year. Although interest expense, costs of operating leases, costs of real estate sales, other operating expenses, selling, general and administrative expenses, and write-downs of securities increased, life insurance costs, provision for doubtful receivables and probable loan losses, and write-downs of long-lived assets were down year on year.

Operating Income, Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain and Net Income

Operating income in fiscal 2007 increased 33% due primarily to increased net revenues from interest on loans and investment securities, brokerage commissions and net gains on investment securities, and operating leases and declines in provision for doubtful receivables and probable loan losses, and write-downs of long-lived assets. Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain increased 28% due primarily to the increase in operating income.

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

Revenues, New Business Volumes and Operating Assets

Direct financing leases

	As of and for the year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥96,001	¥90,272	¥(5,729)	¥(6)
Japan	71,144	62,442	(8,702)	(12)
Overseas	24,857	27,830	2,973	12
New receivables added	888,912	720,840	(168,072)	(19)
Japan	707,427	566,863	(140,564)	(20)
Overseas	181,485	153,977	(27,508)	(15)
New equipment acquisitions	800,802	636,723	(164,079)	(20)
Japan	623,360	501,699	(121,661)	(20)
Overseas	177,442	135,024	(42,418)	(24)
Investment in direct financing leases	1,437,491	1,258,404	(179,087)	(12)
Japan	1,107,809	966,907	(140,902)	(13)
Overseas	329,682	291,497	(38,185)	(12)

Revenues from direct financing leases in fiscal 2007 decreased 6% to ¥90,272 million compared to the previous fiscal year. In Japan, revenues from direct financing leases were down 12% to ¥62,442 million compared to ¥71,144 million in the previous fiscal year due primarily to the lower level of operating assets. Overseas, revenues were up 12% to ¥27,830 million compared to ¥24,857 million in the previous fiscal year due to the expansion of the leasing operations in the Asia, Oceania and Europe segment.

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

Balances for investment in direct financing leases in the tables above do not include lease assets sold in securitizations. However, gains from securitization are included in our direct financing lease revenues. During fiscal 2006 and 2007, we sold in securitizations ¥108,973 million and ¥167,567 million, respectively, of direct financing lease assets (all of which were in Japan) that were treated as sales transactions. Gains from the securitization of these assets of ¥4,733 million and ¥4,237 million were included in direct financing lease revenues for fiscal 2006 and 2007, respectively. The balance of direct financing lease assets treated as sales transactions amounted to ¥193,998 million as of March 31, 2006 and ¥289,694 million as of March 31, 2007. If assets sold in securitizations were included, the total balance of investment in direct financing lease assets would be ¥1,631,489 million as of March 31, 2006 and ¥1,548,098 million as of March 31, 2007. For more information on securitization, see Note 9 of “Item 18. Financial Statements.”

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

Operating leases

	As of and for the year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥205,949	¥251,482	¥45,533	22
Japan	155,156	189,563	34,407	22
Overseas	50,793	61,919	11,126	22
New equipment acquisitions	317,645	348,561	30,916	10
Japan	249,829	258,338	8,509	3
Overseas	67,816	90,223	22,407	33
Investment in operating leases	720,096	862,049	141,953	20
Japan	578,221	689,646	111,425	19
Overseas	141,875	172,403	30,528	22

Revenues from operating leases increased 22% compared with the previous fiscal year to ¥251,482 million in fiscal 2007. In Japan, revenues from automobile and real estate operating leases increased as well as an increase in revenues from the precision measuring and other equipment rental operations. As a result, revenues from operating leases in Japan grew 22% year on year. Overseas, revenues from automobile operating leases increased in the Asia, Oceania and Europe segment and overall revenues rose 22% compared with the previous fiscal year. In fiscal 2006 and 2007, gains from the disposition of operating lease assets other than real estate were ¥7,184 million and ¥12,105 million, respectively, and are included in operating lease revenues.

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

Installment loans and investment securities

Installment loans

	As of and for the year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Interest on installment loans (1)	¥147,287	¥181,972	¥34,685	24
Japan	126,992	149,628	22,636	18
Overseas	20,295	32,344	12,049	59
New loans added	1,834,192	2,226,282	392,090	21
Japan	1,641,382	1,941,828	300,446	18
Overseas	192,810	284,454	91,644	48
Installment loans	2,926,036	3,490,326	564,290	19
Japan	2,655,420	3,145,424	490,004	18
Overseas	270,616	344,902	74,286	27

(1)	All income and losses we recognize on installment loans related to our life insurance operations are reflected in our consolidated statements of income as life insurance premiums and related investment income.

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

Balances of installment loans in the tables above do not include assets sold in securitizations. However, the amount of interest on installment loans includes gains from the securitization of installment loans. We sold in securitizations ¥76,043 million and ¥88,150 million of installment loans, which were treated as sales transactions in fiscal 2006 and 2007, respectively. Gains from the securitization of loans of ¥1,776 million and ¥3,146 million were included in interest on installment loans in fiscal 2006 and 2007, respectively. The balance of installment loans treated as sales transactions amounted to ¥139,511 million and ¥154,357 million as of March 31, 2006 and 2007, respectively. If loans sold in securitizations were included, the total balance of installment loans would be ¥3,065,547 million and ¥3,644,683 million as of March 31, 2006 and 2007, respectively. For more information on securitization, see Note 9 in “Item 18. Financial Statements.”

Asset quality of our owned installment loans

We classify past-due installment loans into two categories: installment loans individually evaluated for impairment and 90+ days past-due loans not individually evaluated for impairment.

	As of March 31,
	2005	2006	2007
	(In millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥86,021	¥83,658	¥100,589
Impaired loans requiring a valuation allowance	67,745	66,543	67,934
Valuation allowance (1)	35,150	31,056	29,189

(1)	The valuation allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

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

Interest we earn on interest-earning securities held in connection with operations other than life insurance is reflected in our consolidated statements of income as interest on loans and investment securities. All other non-interest income and losses (other than foreign currency transaction gains or losses) we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains on investment securities. All income and losses we recognize on securities held in connection with life insurance operations are reflected in our consolidated statements of income as life insurance premiums and related investment income.

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

The above table does not include assets sold in securitizations. We sold in securitization ¥2,651 million and ¥12,519 million of investment securities, which were treated as sales transactions in fiscal 2006 and 2007, respectively. Gains from the securitization of investment securities of ¥630 million and ¥379 million were included in net gains on investment securities in fiscal 2006 and 2007, respectively. The balance of investment securities treated as sales transactions amounted to ¥29,460 million and ¥41,535 million in fiscal 2006 and 2007, respectively. For more information on securitization, see Note 9 in “Item 18. Financial Statements.”

For further information on investment in securities, see Note 8 of “Item 18. Financial Statements.”

Brokerage commissions and net gains on investment securities

All non-interest income and losses (other than foreign currency transaction gains or losses) that we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains on investment securities.

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Brokerage commissions and net gains on investment securities:
Brokerage commissions	¥8,810	¥7,851	¥(959)	(11)
Net gains on investment securities	39,999	62,833	22,834	57

Total	¥48,809	¥70,684	¥21,875	45

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

Life insurance premiums and related investment income

We reflect all income and losses (other than provision for doubtful receivables and probable loan losses) that we recognize on securities, installment loans and other investments held in connection with life insurance operations in our consolidated statements of income as life insurance premiums and related investment income.

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

Gains on sales of real estate under operating leases increased 156% to ¥22,958 million in fiscal 2007 due primarily to the increase in real estate under operating leases that was sold but were not included in discontinued operations. Gains recognized under this item refer to gains on sales of real estate under operating leases for which properties we have a significant continuing involvement after sale. Gains for which properties we do not continue to provide services are included in discontinued operations. For discussion of accounting policy for discontinued operations, see Note 24 in “Item 18. Financial Statements.”

Other operations

	As of and for the year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥181,415	¥268,020	¥86,605	48
Japan	169,287	203,823	34,536	20
Overseas	12,128	64,197	52,069	429
New assets added	132,017	215,409	83,392	63
Japan	132,017	214,115	82,098	62
Overseas	—	1,294	1,294	—
Other operating assets	91,856	152,106	60,250	66
Japan	88,150	146,487	58,337	66
Overseas	3,706	5,619	1,913	52

Other operating revenues increased 48% year on year to ¥268,020 million. In Japan, revenues were up 20% to ¥203,823 million compared to ¥169,287 million in the previous fiscal year due to the increases in revenues associated with the real estate management operations, including training facilities and golf courses, and the automobile maintenance service operations, as well as the contribution from companies which we invested in the previous and this fiscal year, and private finance initiative, or PFI operations, in addition to contributions of servicing fees from our loan servicing operations. Overseas, revenues increased almost five times to ¥64,197 million compared to ¥12,128 million in the previous fiscal year due to the full-years revenue contribution of Houlihan Lokey in this fiscal year to The Americas segment, whereas in the previous fiscal year its revenues only contributed to fourth quarter revenues.

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

Expenses

Interest expense

Interest expense was up 38% year on year to ¥80,871 million. Interest expense increased 33% year on year in Japan and increased 45% year on year overseas, due to the higher average debt levels and higher interest rates.

The average interest rate on our short-term and long-term debt in Japan, calculated on the basis of monthly balances, was 1.09% in fiscal 2007, compared to 0.97% in fiscal 2006. The average interest rate on our short-term and long-term overseas debt, calculated on the basis of monthly balances, increased to 5.66% in fiscal 2007 from 4.81% in fiscal 2006 reflecting higher interest rates.

Costs of operating leases

Costs of operating leases increased 23% to ¥162,014 million in fiscal 2007 due primarily to the increase in the average balance of investment in operating leases compared to the previous fiscal year.

Life insurance costs

Life insurance costs in fiscal 2007 decreased 2% to ¥115,565 million, corresponding to a decrease in life insurance premiums, while margins decreased to 13% in fiscal 2007 compared with 15% in fiscal 2006, due mainly to a decrease in life insurance-related investment income.

Costs of real estate sales

Costs of real estate sales were up 12% year on year to ¥73,999 million along with the increase in real estate sales. Cost of real estate sales includes upfront costs associated with advertising and creating model rooms. Margins improved to 15% in fiscal 2007 from 12% in fiscal 2006.

Other operating expenses

Other operating expenses increased 21%, corresponding to the increase in other operating revenues.

Selling, general and administrative expenses

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥92,594	¥138,794	¥46,200	50
Selling expenses	26,881	34,730	7,849	29
Administrative expenses	58,870	71,399	12,529	21
Depreciation of office facilities	2,934	3,664	730	25

Total	¥181,279	¥248,587	¥67,308	37

Employee salaries and other personnel expenses account for approximately half of selling, general and administrative expenses, and the remaining half consists of general overhead expenses such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2007 increased 37% year on year, primarily due to an increase in personnel and related expenses associated with Houlihan Lokey, which entered the ORIX Group in the fourth quarter of the previous fiscal year, as well as an increase in the number of employees in the Corporate Financial Services and Automobile Operations segments as a result of an effort to expand our sales platform in Japan.

Provision for doubtful receivables and probable loan losses

We make provisions for doubtful receivables and probable loan losses for direct financing leases and installment loans. New provisions for doubtful receivables and probable loan losses in fiscal 2007 decreased 15% as compared to the previous year. Provisions for direct financing leases declined 58% due to reversals of provision for doubtful receivables recorded by some subsidiaries. Provisions for loans not individually evaluated for impairment increased 142% due to a growth in corporate loans in Japan and overseas. Provisions for loans individually evaluated for impairment decreased 43% due primarily to the improvement of asset quality in Japan.

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥115,250	¥97,002	¥(18,248)	(16)
Direct financing leases	36,264	30,723	(5,541)	(15)
Loans not individually evaluated for impairment	43,836	35,223	(8,613)	(20)
Loans individually evaluated for impairment	35,150	31,056	(4,094)	(12)
Provisions charged to income	16,216	13,805	(2,411)	(15)
Direct financing leases	4,674	1,974	(2,700)	(58)
Loans not individually evaluated for impairment	2,841	6,889	4,048	142
Loans individually evaluated for impairment	8,701	4,942	(3,759)	(43)
Charge-offs (net)	(36,131)	(21,330)	14,801	(41)
Direct financing leases	(11,018)	(7,121)	3,897	(35)
Loans not individually evaluated for impairment	(12,131)	(6,987)	5,144	(42)
Loans individually evaluated for impairment	(12,982)	(7,222)	5,760	(44)
Other (1)	1,667	31	(1,636)	(98)
Direct financing leases	803	(31)	(834)	—
Loans not individually evaluated for impairment	677	(351)	(1,028)	—
Loans individually evaluated for impairment	187	413	226	121
Ending balance	97,002	89,508	(7,494)	(8)
Direct financing leases	30,723	25,545	(5,178)	(17)
Loans not individually evaluated for impairment	35,223	34,774	(449)	(1)
Loans individually evaluated for impairment	31,056	29,189	(1,867)	(6)

(1)	Other includes foreign currency translation adjustments and amounts reclassified to discontinued operations.

Write-downs of long-lived assets

In accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we performed an impairment review for long-lived assets in Japan and overseas such as golf courses, corporate dormitories, office buildings, hotel properties and commercial buildings, and condominiums. Write-downs totaling ¥3,163 million were made in fiscal 2007, a decrease of 62% compared to fiscal 2006, which are reflected as write-down of long-lived assets and discontinued operations (¥1,027 million is the amount which is reflected as write-down of long-lived assets.). The majority of write-downs in fiscal 2007 totaled ¥1,192 million and was associated with nine corporate dormitories that are to be disposed of by sale.

In accordance with FASB Statement No. 144, an asset is generally deemed to be impaired if the undiscounted future cash flows estimated to be generated by the asset are expected to be less than its carrying amount, and if its fair value is less than its carrying amount. If an asset is deemed to be impaired, the value of the asset is written down to estimated fair value. The requirements of FASB Statement No. 144 potentially result in large charges being recorded in a given period as a result of relatively smaller changes in estimated future cash flows. An asset is generally not considered to be impaired so long as its estimated future cash flows exceed its carrying amount. However, once the estimated future cash flows are believed to be less than the carrying amount, the asset is written down to estimated fair value (which is in general the appraised value). A write-down to estimated fair value prior to a determination of impairment is not permitted.

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

Foreign currency transaction loss, net

We recognized a foreign currency transaction net loss in the amount of ¥467 million in fiscal 2007, due primarily to appreciation of the euro against the dollar. For information on the impact of foreign currency fluctuations, see “Item 11. Qualitative and Quantitative Disclosures about Market Risk.”

Equity in net income of affiliates

Equity in net income of affiliates in fiscal 2007 was flat compared to the previous fiscal year at ¥31,951 million due to an increase in profits from equity method affiliates, which includes earnings on investments in residential condominiums developed through certain joint ventures, despite lower profits from other equity method affiliates.

For discussion of investment in affiliates, see Note 11 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and affiliates and liquidation losses, net

Gains on sales of subsidiaries and affiliates and liquidation losses in fiscal 2007 were down 28% year on year to ¥1,962 million, primarily reflecting gains made on the sale of subsidiaries transferred to discontinued operations.

Provision for income taxes

Provision for income taxes in fiscal 2007 was ¥126,320 million, compared to the provision of ¥96,247 million in fiscal 2006. The increase of ¥30,073 million was due primarily to higher income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain. For discussion of income taxes, see Note 15 in “Item 18. Financial Statements.”

Minority Interests in Earnings of Subsidiaries, net

Minority interests increased 49% year on year to ¥4,844 million as a result of the minority interests in earnings from the beginning of the first quarter of this fiscal year of Houlihan Lokey.

Discontinued operations

We base disclosure of discontinued operations on FASB Statement No. 144. Under FASB Statement No. 144, the scope of discontinued operations includes operating results of any component of an entity with its own identifiable operations and cash flow and in which operations we will not have significant continuing involvement. Income from discontinued operations, net refers to net income from the sale or disposal by sale of subsidiaries, business units, and real estate under operating leases in which we no longer have significant continuing involvement. Discontinued operations, net of applicable tax effect, decreased 41% to ¥10,748 million in fiscal 2007 due primarily to a gain on a sale of a business unit in The Americas segment in the previous fiscal year and lower gains on sales of real estate assets in Japan and The Americas segment as compared to the previous fiscal year.

Extraordinary gain

We recorded an extraordinary gain, net of applicable tax effect, of ¥573 million in fiscal 2007, which resulted from an acquisition of interests in an affiliate company, in accordance with FASB Statement No. 141, “Business Combinations,” because our proportional share of the fair value of investee net assets exceeded the acquisition cost.

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

The results of the reported segments from fiscal 2008 reflect the revised business classification of the Company, where leasing operations of the affiliates, which had been included in the Other segment, have been reclassified in the Corporate Financial Services segment from fiscal 2008. Therefore, certain related amounts that had been previously reported in fiscal 2006 and 2007 have also been reclassified to conform with the fiscal 2008 presentation.

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment revenues: (1)
Operations in Japan
Corporate Financial Services	¥97,683	¥123,328	¥25,645	26
Automobile Operations	130,775	146,966	16,191	12
Rental Operations	67,066	67,859	793	1
Real Estate-Related Finance	69,472	82,345	12,873	19
Real Estate	198,780	245,336	46,556	23
Life Insurance	137,468	132,060	(5,408)	(4)
Other	111,854	145,443	33,589	30

Subtotal	813,098	943,337	130,239	16

Overseas Operations
The Americas	70,223	119,940	49,717	71
Asia, Oceania and Europe	88,914	103,593	14,679	17

Subtotal	159,137	223,533	64,396	40

Total	972,235	1,166,870	194,635	20

Difference between Segment Totals and Consolidated Amounts	(58,303)	(41,910)	16,393	(28)

Total consolidated revenues	¥913,932	¥1,124,960	¥211,028	23

(1)	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment profit: (1)
Operations in Japan
Corporate Financial Services	¥49,294	¥58,231	¥8,937	18
Automobile Operations	26,661	28,224	1,563	6
Rental Operations	9,911	10,869	958	10
Real Estate-Related Finance	33,384	44,682	11,298	34
Real Estate	28,650	51,236	22,586	79
Life Insurance	13,212	9,921	(3,291)	(25)
Other	41,024	60,387	19,363	47

Subtotal	202,136	263,550	61,414	30

Overseas Operations
The Americas	34,701	31,315	(3,386)	(10)
Asia, Oceania and Europe	31,956	37,763	5,807	18

Subtotal	66,657	69,078	2,421	4

Total segment profit	268,793	332,628	63,835	24

Difference between Segment Totals and Consolidated Amounts	(21,096)	(16,279)	4,817	(23)

Total consolidated income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	¥247,697	¥316,349	¥68,652	28

(1)	Since the Company evaluates the performance of its segments based on profits before income taxes, tax expenses are not included in segment profits. In addition, results of discontinued operations are included in segment profits of each segment, if any.

	As of March 31,		Change
	2006	2007	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment assets:
Operations in Japan
Corporate Financial Services	¥1,629,877	¥1,861,403	¥231,526	14
Automobile Operations	509,149	510,805	1,656	0
Rental Operations	123,532	121,621	(1,911)	(2)
Real Estate-Related Finance	1,223,063	1,517,927	294,864	24
Real Estate	682,166	901,237	219,071	32
Life Insurance	491,857	511,051	19,194	4
Other	655,386	773,595	118,209	18

Subtotal	5,315,030	6,197,639	882,609	17

Overseas Operations
The Americas	441,285	487,900	46,615	11
Asia, Oceania and Europe	562,654	625,036	62,382	11

Subtotal	1,003,939	1,112,936	108,997	11

Total	6,318,969	7,310,575	991,606	16

Difference between Segment Totals and Consolidated Amounts	923,486	896,612	(26,874)	(3)

Total consolidated assets	¥7,242,455	¥8,207,187	¥964,732	13

Operations in Japan

Corporate Financial Services

Segment revenues were up 26% year on year to ¥123,328 million due primarily to the expansion of loans to corporate customers.

Although selling, general and administrative expenses increased as a result of upfront costs associated with an increase in the number of employees as a result of an effort to expand our sales and marketing base, segment profits increased 18% to ¥58,231 million compared to ¥49,294 million in fiscal 2006 due to the increase in segment revenues.

Segment assets increased 14% on March 31, 2006 to ¥1,861,403 million due to an increase in loans to corporate customers.

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

Segment profits increased 47% to ¥60,387 million compared to ¥41,024 million in fiscal 2006. While contributions from equity in net income of affiliates, as well as gains on sales of subsidiaries and affiliates under principal investments, and brokerage commissions decreased year on year, the higher segment revenues led to the higher segment profits.

Segment assets increased 18% on March 31, 2006 to ¥773,595 million.

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

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

We require capital resources at all times for maintaining working capital and for the expansion of our business. We have sought to ensure stable funding and a reduction of funding costs by diversifying our funding methods and procuring capital from a variety of sources. Our funding consists mainly of borrowings from financial institutions and funding from capital markets. The ratio of funding from capital markets to total debt was 46% as of March 31, 2007, and 47% as of March 31, 2008 (not including off-balance sheet funding, such as the securitization of assets). We employ a strategy of flexibility by adjusting the ratio of funding from capital markets by taking into account the domestic and foreign financial market conditions, among other factors.

The ratio of long-term debt to total debt as of March 31, 2007 and March 31, 2008 was 77% and we have sought to gradually increase the ratio of long-term debt to total debt. Floating rate funding and fixed rate funding amounted to 52% and 48% of funding by long-term debt, as of March 31, 2007 and amounted to 51% and 49% as of March 31, 2008, respectively.

Although we obtain our capital resources from financial institutions and from capital markets primarily in Japan, we also procure necessary funds from overseas markets as a means of geographically diversifying our funding sources. The ratio of domestic (Japanese) funding to total debt as of March 31, 2007 and March 31, 2008 was 88% and 89%, respectively. The ratio of domestic segments’ assets to the total assets for all segments as of March 31, 2007 and March 31, 2008 was 85% and 87%, respectively. (We calculate the ratio of domestic funding using the amount borrowed by companies that are located in Japan. A part of the funding is used outside Japan, for example, for acquiring assets in overseas operations).

Our main domestic and foreign subsidiaries produce annual financial plans in consultation with us, and we monitor the management of funds as necessary. In order to achieve efficient funding, we employ a cash management system for our domestic subsidiaries with centralized management of capital supply and capital absorption at ORIX. Our overseas subsidiaries conduct local funding activities corresponding to the situation where each subsidiary is located. The procured funds provide the resources for increasing assets and repaying debt and other notes and accounts payable for the relevant subsidiary. The ability to secure capital resources readily is of the utmost importance in making possible the prompt handling of customer needs and various transaction demands. We strive for timely and flexible capital resource procurement by monitoring the funding requirements from our sales and investment operations, and by monitoring the balance between the supply and demands of our funding needs.

Although the effects of the credit crunch caused by the US sub-prime residential loan problem were seen in the global economy during this fiscal year, our funds procurement ability remains stable.

RATING

As of the date of this filing, our domestic unsecured straight bonds and our Euro Medium-Term Note Program (Euro MTN Program) were rated “A+” by Rating and Investment Information, Inc. (R&I) and “AA-” by Japan Credit Rating Agency, Ltd. (JCR). Also, Standard & Poor’s has assigned A- as our long-term senior debt securities and counterparty credit ratings, and Moody’s has assigned A3 long-term unsecured debt securities and long-term issuer ratings. Our domestic commercial paper (CP) is rated “a-1” by R&I and “J-1+” by JCR.

For a discussion of short-term and long-term debt, see Note 13 of “Item 18. Financial Statements.”

SOURCES OF LIQUIDITY

Borrowings from Financial Institutions

Borrowings are procured from a variety of sources including major banks, regional banks, life insurance companies, casualty insurance companies, financial institutions associated with agricultural cooperatives, and foreign banks. The number of financial institutions from which we procured borrowings was approximately 230 as of March 31, 2008. The majority of our loan balance consists of borrowings from Japanese financial institutions. As of March 31, 2007 and March 31, 2008, short-term debt from financial institutions was ¥502,897 million and ¥655,549 million, respectively, while long-term debt was ¥2,432,125 million and ¥2,693,233 million, respectively.

As is typical in Japan, contracts for borrowings from Japanese banks and insurance companies contain clauses which require us to pledge assets upon request by the lender when it is considered reasonably necessary for the preservation of their claims. In addition, in loan agreements with some banks, the bank is assigned the right to offset deposits with any debt for which payment is due, and under certain conditions, such as default, banks have the right to offset all our debt with deposits. Whether or not such provisions are actually applied depends upon the actual circumstances at that time, and as of the time of filing we have not received any such demand from any lender.

Committed Credit Facilities

We have concluded many committed credit facilities agreements, including syndicate-type agreements, with financial institutions as a means for securing liquidity. The total amount of committed credit facilities established as of March 31, 2007 and March 31, 2008 was ¥767,004 million and ¥689,698 million, respectively. Of these figures, the available amount as of March 31, 2007 and March 31, 2008 was ¥673,978 million and ¥480,250 million, respectively. In the fiscal year 2008, there was a reduction in this amount due to the transfer of a portion of the committed credit facilities to long-term borrowings, in order to increase the ratio of long-term debt to total debt and improve liquidity. The maturity dates of these committed credit facilities are distributed so as to prevent the overlap of contract renewal periods. Of these committed credit facilities, the total amount of global commitment lines, which include both ORIX and a number of our foreign local subsidiaries as the borrower, at the end of the previous fiscal year and the end of this fiscal year was ¥92,879 million and ¥125,691 million, with available amounts of ¥92,879 million and ¥84,942 million, respectively.

Compliance with covenant conditions is required for use of the committed credit facilities, and some of these include financial restrictions, such as the maintenance of shareholders’ equity ratio, as well as the maintenance of a specified credit rating. In addition, the majority of the committed credit facilities require the debtor to warrant and represent that there has been no material negative impact on its financial status, among other factors, since a specified time.

Funding from the Capital Markets

Funding from the capital markets includes financing such as the issuance of straight bonds, CP, Euro MTN, stock or other forms of equity finance, and the securitization of leasing receivables or loans receivables.

Straight Bonds

We have been active in issuing unsecured straight bonds in conjunction with the expansion of the Japanese bond market. Domestic straight bond issuance is mainly divided into bonds for institutional investors and those bonds for individuals, for diversifying our investor base. As of March 31, 2007 and March 31, 2008, the company’s balance of straight bonds for domestic institutional investors (including private offerings) was ¥568,000 million and ¥683,000 million, respectively, while the balance of straight bonds for individual investors was ¥350,000 million and ¥435,000 million, respectively. In November 2006, we issued $1,000 million of US$-denominated unsecured straight bonds due 2011 in an SEC-registered public offering. In addition, ORIX Leasing Malaysia Berhad (Headquarters in Kuala Lumpur, Malaysia), a subsidiary of ORIX, issued Malaysian ringgit- denominated unsecured straight bonds in Malaysia, totaling 150 million ringgit, in January 2006 (due January 2009), and 200 million ringgit, in October 2007 (due October 2010).

CP

We have been making progress in issuing CP directly to investors (Direct CP), and as a result of our efforts to expand the investor base, the investors for our CP now included investment trusts, life insurance companies, casualty insurance companies, and other financial institutions, as well as private corporations. In addition, our major investors purchase our CP on a continuous basis, allowing for stable CP issuance. Maturity dates are dispersed as much as possible when CP is issued so as to avoid overlap of these dates. Our balance of CP as of March 31, 2007 and March 31, 2008 was ¥671,494 million and ¥661,550 million, respectively. As of March 31, 2007 and March 31, 2008, of the total CP balance, our Direct CP balance was 72% and 70%, respectively.

MTN

For our overseas funding operations, in addition to borrowing from local financial institutions, we have sought to increase the diversity of our funding methods through such measures as establishing Euro MTN programs. As of March 31, 2008, ORIX and 2 overseas subsidiaries are participants in a Multi-Issuer Euro MTN program with a maximum issuance limit of $5,000 million. Our Euro MTN issuance is determined based on the funding needs of our overseas subsidiaries and supervised by ORIX’s Treasury Department. (The total balance of Euro MTN issued as of March 31, 2007 and March 31, 2008 was ¥80,819 million and ¥136,654 million of which a total of ¥80,819 million and ¥90,812 million were for the foreign local subsidiaries, respectively).

Securitization

We actively securitize leasing receivables, installment loans, and certain investment securities, both in Japan and overseas. As of March 31, 2007 and March 31, 2008, the total balance of each of these assets removed from our balance sheet through securitization was ¥485,586 million and ¥501,949 million, respectively, while the total balance of notes and accounts payable reflected on our balance sheet as “secured borrowings” was ¥260,529 million and ¥374,920 million, respectively. The Japanese securitization market is comparatively more stable than that of the US, and procurement through securitization continues to be a reliable source of funding.

Equity and Equity-Related Finance

We listed our American Depositary Shares on the New York Stock Exchange in September 1998. After that time, we have been conducting occasional equity-related finance in the domestic and international markets. In October 2003, we filed a universal shelf registration statement with the SEC, for a total of $500 million through the following instruments.

•	straight bonds—subordinated bonds—warrants—common stock—preferred stock—American Depositary Shares (ADS)

These bonds and stocks may be issued individually or simultaneously. The US$-denominated unsecured straight bonds issued in November 2006 were issued under a separate shelf registration.

Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2007 and March 31, 2008 were ¥215,163 million and ¥320,655 million, respectively, mainly denominated in Japanese yen.

LEVELS OF BORROWINGS

Our procurement of capital resources is not influenced by seasonal factors. There are occasions where capital demand is concentrated at the end of our fiscal year, according to specific operational circumstances. Nevertheless, such factors are included in our annual funding plans, and seasonal factors such as concentration of capital demand are not thought to have a serious influence on our capital resource procurement. Generally speaking, there is no limit on the use of funds under borrowed debt; however, funds such as those borrowed under non-recourse loans are generally limited to specific purposes.

Short-term Debt

	As of March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Short-term debt:
Borrowings from financial institutions	¥502,897	¥655,549	¥152,652	30
Commercial paper	671,494	661,550	(9,944)	(1)
Medium-term notes	—	13,048	13,048	—

Total short-term debt	¥1,174,391	¥1,330,147	¥155,756	13

Short-term debt as of March 31, 2008 was ¥1,330,147 million, representing 23% of the total amount of debt as of March 31, 2008, and 23% as of March 31, 2007. 49% of the short-term debt is borrowings from financial institutions.

Long-term Debt

	As of March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Long-term debt:
Borrowings from financial institutions	¥2,432,125	¥2,693,233	¥261,108	11
Bonds	1,089,584	1,270,428	180,844	17
Medium-term notes	80,819	123,606	42,787	53
Payable under securitized lease and loan receivables	260,529	374,920	114,391	44

Total long-term debt	¥3,863,057	¥4,462,187	¥599,130	16

Long-term debt as of March 31, 2008 was ¥4,462,187 million, representing 77% of the total amount of debt as of March 31, 2008, and 77% as of March 31, 2007. 60% of the long-term debt is borrowings from financial institutions.

Approximately 49% of the interest paid on long-term debt borrowings in this fiscal year was fixed rate interest, with the remainder being mainly floating rate interest based on TIBOR or LIBOR.

For information regarding the repayment schedule of our long-term debt and of interest rates for short and long-term debt, see Note 13 of “Item 18. Financial Statements.”

We have entered into various types of interest rate contracts to manage risk associated with fluctuations in interest rates. For information with respect to derivative financial instruments and hedging, see Note 26 of “Item 18. Financial Statements.”

Deposits

In addition to the long/short-term debt described above, ORIX Trust and Banking Corporation and ORIX Asia Limited also accepts deposits. The deposits of ORIX Trust and Banking Corporation are used mainly for housing loans. The deposit balance as of March 31, 2008 was ¥470,683 million, an increase of 5% or ¥24,209 million over March 31, 2007. For further information with respect to deposits, see Note 14 of “Item 18. Financial Statements.”

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

Year Ended March 31, 2008 Compared to Year Ended March 31, 2007

Cash and cash equivalents increased by ¥105,492 million to ¥320,655 million compared to March 31, 2007 due mainly to an increase in debt.

Cash flows from operating activities provided ¥156,287 million in fiscal 2008. The adjustments of net income include depreciation and amortization and provision for doubtful receivables and probable loan losses, while there are outflows such as increase in loans held for sale, increase in inventories and decrease in security deposits.

Cash flows from investing activities used ¥838,331 million in fiscal 2008 and used ¥802,278 million in fiscal 2007 due to factors including an increase in outflows associated with the increase in installment loans made to customers, as a result of the expansion of loans to corporate customers, and the increase in purchases of available-for-sale securities, partly offset by higher principal collected on installment loans.

Cash flows from financing activities provided ¥792,966 million in fiscal 2008 and provided ¥545,014 million in fiscal 2007 due to an increase in debt.

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

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2008, we had commitments for the purchase of equipment to be leased in the amount of ¥13,072 million. For information on commitments, guarantees and contingent liabilities, see Note 29 of “Item 18. Financial Statements.”

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

In the securitization process, the assets for securitization are sold to special purpose entities, or SPEs, which issue asset-backed securities to investors. SPEs are generally organized as trusts. Our use of SPEs for securitizations is consistent with conventional practices in the securitization market, to isolate the sold receivables from creditors of other entities, including the seller of the assets. SPEs can be structured to be bankruptcy-remote, and if structured in this manner (and subject to certain other conditions) the assigned assets are removed from the balance sheet. A portion of the SPEs that we utilize meet the definition of “qualifying special purpose entities,” or QSPEs, as defined in FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and, in accordance with FASB Statement No. 140, we do not consolidate the assets and liabilities of the QSPEs. These SPEs are also designed so that investors have no recourse against our other assets in the event of any failure of payment on the assigned assets. In addition, we do not make any payment guarantees to investors in these transactions, eliminating exposure to contingent liabilities. When assets are securitized in this manner, we recognize subordinated residual interests on our consolidated balance sheets. The subordinated interests, with the right to receive dividends and principal redemptions out of the remaining balance after the SPE operating expense and dividends and principal redemption money to preferred investors are deducted from the cash flow generated from the assigned assets, are affected by the performance of the assigned assets (credit risk, advanced redemption, interest levels, etc.). We may repurchase a portion of the assets that we securitized as required under the terms of the contract such as violation of the representation and warranty set forth in the assignment agreement and other related agreements, termination of assigned lease contracts and other conditions that trigger repurchase, and the event triggering the repurchase is outside of our control. From time to time, we may act as an investor, servicer or administrator in SPE transactions. The effects of these transactions are reflected in our consolidated financial statements.

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

SPEs do not issue CP, nor will they in the future. In addition, SPEs are not scheduled to issue any additional bonds, beneficiary rights or the like for refinancing or other purposes after issuing bonds, beneficiary rights and the like at the time that the assets are sold to SPEs.

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

See Note 10 of “Item 18. Financial Statements” for further information concerning our SPEs of this Interpretation on our results of operations or financial position.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

TREND INFORMATION

See the discussion under “—Operating Results” and “—Liquidity and Capital Resources” herein.

COMMITMENTS

The table below sets forth the maturities of guarantees and other commitments as of March 31, 2008.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Commitments:
Guarantees	¥177,475	¥50,900	¥72,624	¥34,559	¥19,392
Committed credit lines and other	789,543	218,464	135,647	92,478	342,954

Total commercial commitments	¥967,018	¥269,364	¥208,271	¥127,037	¥362,346

For a discussion of commitments, guarantee and contingent liabilities, see Note 29 of “Item 18. Financial Statements.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the maturities of contractual cash obligations as of March 31, 2008.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Contractual cash obligations:
Deposits	¥470,683	¥206,992	¥165,869	¥97,812	¥10
Long-term debt	4,462,187	747,504	1,983,469	1,367,598	363,616
Operating leases	17,740	3,453	4,675	2,523	7,089
Unconditional purchase obligations of lease equipments	13,072	12,970	102	—	—
Unconditional non-cancelable contracts for computer systems	2,630	1,016	1,387	227	—
Interest rate swaps:
Notional amount (floating to fixed)	293,176	51,546	193,553	18,823	29,254
Notional amount (fixed to floating)	73,151	2,414	56,243	11,494	3,000

Total contractual cash obligations	¥5,332,639	¥1,025,895	¥2,405,298	¥1,498,477	¥402,969

Other items excluded from the above table are short-term debt, security deposits, trade notes and accounts payable, policy liabilities and caps held. The amounts of such items were ¥1,330,147 million, ¥163,872 million, ¥374,062 million, ¥486,379 million and ¥110 million, respectively, as of March 31, 2008. For information on pension plans and derivatives, see Notes 16 and 26 in “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.

For a discussion of debt and deposit-related obligations, see Notes 13 and 14 of “Item 18. Financial Statement.”

RECENT DEVELOPMENTS

ECONOMIC CONDITIONS

The world economy maintained an underlying trend of expansion during the present fiscal year, however signs of a slowdown have increased as an effect of instability in the financial system and the credit crunch caused by the U.S. subprime loan problem.

The U.S. economy maintained its growth supported by brisk capital investment and exports, but a sense of uncertainty concerning the future has begun to arise with the sharp reduction in residential investment and a continuing decreasing trend in consumer spending. The European economy also showed signs of continued expansion although growth rates are slowing due to stagnation in consumer spending. In Asia, while China continued to record high growth and other countries across Asia also showed signs of economic expansion, concerns are growing regarding the effects of the slowing U.S. economy.

The Japanese economy maintained its trend of gradual economic recovery supported by expansion in capital investment and exports, however due to the effects of a decline in residential investment, increases in energy and raw material prices and the strong yen, a slowdown trend has become clear and signs of an adjustment have increased.

NEW ACCOUNTING PRONOUNCEMENTS

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

In December 2007, FASB Statement No. 141 (revised 2007) (“Business Combinations”) was issued. This Statement requires the acquiring entity in a business combination to recognize the full fair value of assets acquired, liabilities assumed and noncontrolling interest in the transaction at the acquisition date (whether a full or partial acquisition); requires expensing of acquisition-related transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the fiscal years beginning on or after December 15, 2008. Generally, the effect on our results of operations or financial position on this Statement will depend on future acquisitions.

In December 2007, FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”) was issued. This Statement requires noncontrolling interests in subsidiaries to be classified as a separate component of equity. Under this Statement, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently evaluating the effect that the adoption of this Statement will have on our results of operations or financial position.

In March 2008, FASB Statement No. 161 (“Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”) was issued. This Statement requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”), and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flow. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objective for using derivative instruments. This Statement is effective for fiscal years and interim periods beginning after November 15, 2008. Adoption of this Statement will not have a significant effect on our results of operations or financial position.

RISK MANAGEMENT

ORIX’s Enterprise Risk Management

We believe that an enterprise risk management system that is responsive to changes in the business environment and the diversification of ORIX’s businesses, is essential for the optimal allocation of management resources. We seek to achieve management targets by implementing comprehensive and timely enterprise risk management policies that cover areas including capital management, individual business risks, fund procurement and personnel strategies.

Systems and Functions Supporting Enterprise Risk Management

Within our enterprise risk management system, the Board of Directors, executive committees and specialized departments all play important roles. The people in charge of each business unit are also responsible for controlling risk.

The Board of Directors is responsible for approving and monitoring ORIX’s policies concerning capital management, individual business risk, fund procurement and personnel strategies. In addition, the Audit Committee receives updates or the status of risk controls from the responsible persons within each business unit.

Executive committees and meetings include monthly strategy meetings, Group Executive Officer Meetings and the investment and Credit Committee (“ICC”). ORIX’s senior management emphasizes the importance of frequent and effective meetings related to risk management.

Our monthly strategy meetings are a forum for the executives in charge of each business unit and senior management to discuss the progress of business plans, changes in the business climate and allocation of resources, as well as departmental issues and other matters. Meetings are held on a regular basis depending on the nature of the business. Matters of key importance to be deliberated on at monthly strategy meetings are decided by the Investment and Credit Committee and reported to the Board of Directors as necessary.

Group Executive Officer Meetings are attended by our executive officers and group executives, who share important information regarding the status of strategies and management resources at the company-wide level, and the execution of ORIX Group business.

ICC meetings are attended by senior management, including the CEO, COO and CFO and the executive officer in charge of investment and credit. The ICC generally meets on average three times a month, primarily to deliberate on and make decisions regarding transactions that exceed specified investment and credit amounts and to discuss important issues that arise in the execution of business. The committee evaluates risk and profitability of proposed transactions according to their characteristics.

In addition to these executive committees and meetings, specialized groups including the Risk Management Headquarters, Legal Department and Compliance Department also perform oversight functions with a cross-departmental perspective.

Enterprise Risk Management Framework

At ORIX, shareholders’ equity is allocated to each business unit, taking into account the department’s degree of risk based on the maximum potential loss and company-wide risk preference policies. The cost of the allocated capital is used in evaluation of our business portfolio. Through this process, we can maintain a current understanding of the adequacy of our capital, and allocate more resources to business units with the best growth potential, taking into account the internal and external business climate and competitive environment.

Top management regularly reviews risks in each business unit to evaluate the risk situation and any deviation from the original asset and profit plans, and to evaluate the business unit’s profitability with respect to its allotted shareholders’ equity. Management also compares shareholders’ equity with risk in the group overall, and takes the results into account when considering the capital management policy.

Individual Business Risk Management

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

Credit Evaluation for Each Transaction

Staff members in our sales and marketing departments are authorized to approve individual credit transactions within specific limits that are set in line with the seniority of the relevant staff member and determined based on the magnitude of existing and potential new credit and on the corporate value contribution spread (calculated from investment yield, default rates, preservation situation, funding cost and the ratio of administrative costs to capital costs). If a proposed transaction exceeds the relevant limit, it must be referred to the Risk Management Headquarters for approval. If the transaction value exceeds the approval limit of the Risk Management Headquarters, the matter is referred to the ICC for approval. In connection with each potential credit transaction, the relevant sales and marketing department and the Risk Management Headquarters each performs a comprehensive customer credit evaluation based on the relevant customer’s financial position, transactional performance and projected cash flow. The evaluation also covers the collateral or guarantees, terms and conditions and potential profitability of the transaction. The Risk Management Headquarters regularly conducts by-country, by-region and by-industry evaluations to manage exposure to potentially high-risk markets.

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

Corrective Actions for the Management of Problem Assets

We identify and administer problem assets, including debtors who have petitioned for bankruptcy or civil rehabilitation, or other insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose debts are not collected for three months or more, and whose businesses have deteriorated or who are involved in fraud. Preliminary reports on problem assets are prepared and delivered to the Risk Management Headquarters and senior management depending on the size of the asset, and all pertinent data on such problem assets are entered into our proprietary database. Our sales and marketing departments work together with our Risk Management Headquarters to maintain accurate records of delinquencies and to collect individual problem assets. Collection progress is reported to different levels of management depending on the size of the asset. Furthermore, the Risk Management Headquarters regularly makes reports to the Group Executive Officer Meetings regarding overall trends in problem assets and problem assets exceeding a specified amount. Such reports on problem assets exceeding specified amounts include details on the individual status, balance, and amount of expected recovery of these problem assets.

In making collections, we believe an early response is extremely important. When information is received regarding the emergence of problem assets, our Risk Management Headquarters takes immediate action, in cooperation with the relevant sales and marketing departments, to take steps to secure collateral or other guarantees and to begin the collection process. The Risk Management Headquarters plays an important role in the collection process by drawing on its accumulated experience in collections and working closely with the sales and marketing departments providing such departments with appropriate guidance beginning with early first notices and extending to compulsory legal measures including seizure of collateral pledged against the exposure and other assets.

Portfolio Management

In addition to the risks inherent in each individual credit extension and transaction, our Risk Management Headquarters regularly manages the credit risks associated with portfolios of assets. For example, both in Japan and overseas, we regularly evaluate our asset portfolios involving major borrowers by each transactional category, by industry and by type of collateral or guarantee. We also monitor the concentration of specific customers and industries not only by the size of the asset but also by the magnitude of economic capital (hereinafter “Risk Capital”) as assessed based on credit value at risk and other standards. We further classify and manage overseas asset portfolios by region, country and other characteristics.

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

Some operating lease items such as ships or aircraft are classified as long-lived assets, but may only be leased out for a few years, and we bear the residual value risk for these items. We primarily limit our ship operating leases to general-purpose ships that are comparatively easy to repossess and re-lease. We finance larger ships that may have specific uses, but do not own them, as we do in the case of operating leases. For aircraft, as a rule, we have limited our inventory primarily to narrow-bodied aircraft, which are relatively versatile and easy to lease. We monitor the market values of these ships and aircraft and sell assets as necessary or desirable to reduce our exposure to downward trends in the market or take advantage of upward trends.

The automobile industry has a well-established market for used cars, so most of our vehicles are able to be sold. We keep current on trends in the used car market by continuously monitoring the ratio of residual value to purchase cost, selling price trends and other indicators.

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

•

Experience in Real Estate Development and Management Operations. The ORIX Group has many years of experience autonomously undertaking real estate development, leasing, and management operations that involve office buildings, commercial buildings, and many other kinds of real estate. We have substantial specialized expertise for evaluating the quality and special characteristics of individual real estate assets from concrete and abstract perspectives, as well as for assessing related cash flows.

•

Real Estate Evaluation Specialists. We are able to quickly obtain real estate appraisals and engineering reports from our internal real estate specialists working in the Real Estate Appraisal Group of our Risk Management Headquarters. This group includes a total of 15 certified real estate appraisers and assistant real estate appraisers. In addition, the Construction Management Section of ORIX Real Estate includes 30 certified Class I architects.

•

Credit Evaluation Experience and Due Diligence Capabilities. We have accumulated substantial credit evaluation know-how for assessing the credit risks associated with general contractors, tenants, and other related parties. The ORIX Group includes companies specializing in property management and due diligence. These companies facilitate our acquisition of diverse real estate-related information and also enable us to evaluate real estate from specialized perspectives.

•

Specialist Cooperation. We believe that we can make quick real estate-related investment and finance decisions because our management structure facilitates close cooperation among a number of our specialist groups, including those responsible for legal, accounting, tax, and compliance issues.

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

Risk Management of Other Major Businesses

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

Regarding card loan contracts, depending on customers’ financial condition at the initial contract date, we obtain information from several consumer credit bureaus and undertake intermediate credit evaluations at regular intervals to constantly monitor changes in the customers’ financial condition.

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

Life Insurance

ORIX Life Insurance’s marketing channels fall into two main categories: the direct channel, in which customers request information and submit applications via the Internet, and the agency channel, in which policyholders are recruited by insurance agencies.

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

Investment and Finance

The organizational structure of the risk management function at each of our principal subsidiaries in the United States includes dedicated credit evaluation staff in the sales and marketing departments and independent risk management staff who manage portfolio and credit risks. Depending on the amount, credit approval limits for new transactions require in principle the joint approval of senior management of our subsidiaries in the United States, which include senior ORIX management stationed there, while transactions over a certain amount require approval of the ICC. In addition, we have a system of checks in place in which the details of overseas monitoring of individual transactions and portfolios are reported to our Risk Management Headquarters. For new transactions, we employ internal credit risk ratings as a method to continuously monitor individual transactions at the time of, and after, origination. Guidelines of credit ratings are set in accordance with the characteristics of the operations associated with each business. After a transaction has been completed, each unit is responsible for making proposals on changes in individual risk ratings. Specific reserves and provisioning requirements are determined at quarterly risk management review meetings. Results of these review meetings are reported to our CEO, COO and the executive officer responsible for overseas activities.

Corporate Finance and Financial Opinions

Houlihan Lokey has various committees that play important risk management roles: the U.S. M&A Committee and the U.S. Finance Committee, which determines standards and procedures for undertaking advisory projects related to M&A and financing transactions, respectively, in the U.S. and Asia; the European Corporate Finance Committee, which determines standards and procedures for undertaking advisory project related to both M&A and financing transactions in Europe; the Fairness Engagement Committee, the Fairness Review Oversight Committee and the Fairness Review Committee, which consider and review fairness opinion projects; and the Capital Adequacy Review Committee, which considers and reviews capital adequacy opinion projects.

Risk Management Relating to Fund Procurement

The ORIX Group views liquidity risks, interest rate risks and exchange rate risks as the most significant risks associated with fund procurement. We conduct asset and liability management to maintain an accurate understanding of these risks and respond to them appropriately. As part of this process, we have to adhere to asset-liability management (ALM) rules and guidelines that we have established. In principle, derivatives are used as hedging instruments when, using the ALM process, we deem them necessary to mitigate interest rate risk and exchange rate risk.

Liquidity Risk Management

Liquidity risk refers to the risk that the ORIX Group will be unable to obtain the necessary funds to meet its commitments and obligations, or be forced to procure funds at unusually high interest rates, due to market turmoil or deterioration of ORIX’s financial condition. We monitor liquidity by projecting future cash flow from the maturity of assets and liabilities, and conducting liquidity risk analysis assuming such scenarios as financial market turmoil and a reduction of ORIX’s credit ratings. Measures we use to manage liquidity risk include diversifying funding sources, establishing committed credit lines with financial institutions and adjusting the balance of short-term and long-term debt taking into account prevailing market conditions. The ORIX Group sets liquidity ratios and other financial metrics according to the ALM rules and guidelines discussed above. These metrics are monitored by the Treasury Department, which reports the results to the executive officer in charge of the Treasury Department and the CFO, as well as to the Group Executive Officer Meetings.

Interest Rate Risk and Exchange Rate Risk Management

We take various measures to properly understand and manage interest rate risk and exchange rate risk associated with assets and liabilities. In accordance with the ALM rules and guidelines, policies for ALM are set by the ICC every six months, and reports on the present status of our risk profile based on the ALM policies and future responses are made at the Group Executive Officer Meetings. In addition, an ALM report is prepared by the Treasury Department and submitted to the executive officer in charge of the Treasury Department and the CFO.

Interest rate risk represents our exposure to assets and liabilities whose values fluctuate with the level of interest rates. For example, the ORIX Group may incur a loss if the fair value of its assets and liabilities changes due to a change in interest rates, or earnings may decline if an increase in interest rates causes interest expenses to increase by an amount greater than the increase in interest received. We analyze these risks from a variety of perspectives, including basis point value (BPV), slope point value (SPV), value at risk (VaR), and the effect on income for a given period. After making qualitative and quantitative assessments of interest rate risk, we manage it to keep the overall amount of interest rate risk within a fixed range.

We manage exchange rate risk, by using foreign currency loans, forward exchange contracts, currency swaps and other instruments to hedge the exchange rate fluctuation risks that arise in connection with our business transactions in foreign currencies and overseas investments. For unhedged foreign currency-denominated assets and loans to overseas subsidiaries, we monitor and manage the amount of exchange rate risk by following the same ALM rules used in managing interest rate risk in addition to utilizing VaR and other metrics.

Derivative Risk Management

We use derivatives as hedges if we decide to hedge interest rate risk and exchange rate risk after consulting our ALM rules. We use derivatives to mitigate or offset changes in cash flow or the fair value of assets and liabilities due to interest rate fluctuations. Derivatives used to hedge interest rate risk include interest rate swaps and caps. To hedge exchange rate risk accompanying our business transactions in foreign currencies and overseas investments, we employ currency swaps, forward exchange contracts and other derivatives. We also use foreign currency borrowings to hedge these exchange rate risks. Some ORIX Group companies also use derivative transactions for trading purposes.

The use of derivatives exposes us to credit risk of counterparty default on such derivative transactions. We manage this credit risk by monitoring the notional principal amounts, current prices, transaction types and other variables for each counterparty on a regular basis.

We set derivative transaction management rules for the entire ORIX Group. In addition, each ORIX Group company that engages in derivative transactions sets derivative transaction management guidelines based on these rules, and has a system of internal controls for derivative transactions. Group companies that utilize derivatives submit quarterly reports on the details of these transactions to our Treasury Department. Based on these reports, the Treasury Department assesses and manages derivative transactions for the ORIX Group as a whole.

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

In an attempt to prevent and mitigate such legal risks, in Japan we require, in principle, that our divisions related to legal affairs be involved in transactions from the early stages when a transaction is first considered through the documentation process in which transaction-related contracts are prepared for internal review and final approval. Contracts may not be approved internally unless they follow our prescribed rules and guidelines. Our divisions related to legal affairs are also involved in the process for the approval of such contracts. Depending on the size and importance of a given transaction, we may also utilize the expertise of outside lawyers. To ensure that proper legal procedures are followed in connection with legal disputes and litigation, we require that our divisions related to legal affairs be involved in such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties. The status of any lawsuits is reported to the Group Executive Officer Meetings regularly.

In addition to establishing internal regulations necessary to observe applicable laws, we also monitor potential changes in relevant laws, as new information becomes available. As necessary or appropriate, we may also initiate preparatory measures to address the requirements of new laws that are expected to take effect in the future and implement steps to ensure that we are, and continue to be, in compliance with new laws as they take effect.

Overseas, each Group company is working to avoid, prevent, and mitigate risks through programs involving an in-house lawyer and, when necessary, with the involvement of outside lawyers and others. In addition, our divisions related to legal affairs conduct monitoring activities to prevent the violation of intellectual property rights, and quickly take necessary measures when violations are discovered.

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

In addition, we recently established the office of Internal Control Group to improve our system of internal controls.

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

From April 1, 2007 through March 31, 2008 the Board of Directors met 8 times. The attendance rate of directors for these meetings was 98%.

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

The Audit Committee met 8 times from April 1, 2007 through March 31, 2008. The attendance rate of these meetings was 97%.

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

From April 1, 2007, through March 31, 2008, the Nominating Committee met 7 times. The attendance rate of these meetings was 94%.

The Nominating Committee comprises five members: Hirotaka Takeuchi (Chairman), Yoshinori Yokoyama, Paul Sheard, Takeshi Sasaki, and Teruo Ozaki. All five members are outside directors.

Furthermore, the Nominating Committee determines whether the conditions necessary for director independence have been met in accordance with nomination criteria for outside directors. Presently all outside directors meet the necessary conditions, which are:

•

No individuals, or their family members (1), may receive a compensation of more than ¥10 million annually excluding compensation as an employee for family members, and excluding the individual’s compensation as outside directors, from ORIX or its subsidiaries.

•	No individuals, or their family members (1), may be a major shareholder of ORIX (more than 10% of issued shares) or represent the interests of a major shareholder.

•

No individuals may have served as an executive officer or an employee of ORIX or its subsidiaries within the past five years. No family members (1) may have served as an executive officer of ORIX or its subsidiaries within the past five years.

•

There must be no concurrent directorship relationship between the company for which the individual is serving as executive officer and ORIX, defined as being a relationship in which the company for which the individual is serving as an executive officer has a director that is also an executive officer of ORIX or its subsidiaries.

•	There must be no material conflict of interest or any possible conflict of interest that might influence the individual’s judgment in performing their duties as an outside director.

Note: (1)	Family members include a spouse, those related within the second degree by consanguinity or affinity, or other kin living with the outside director.

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

Compensation Policy for Directors

The compensation policy for directors who are not also executive officers aims for a level and composition of compensation that is effective in maintaining supervisory and oversight functions of executive officers’ performance in business operations, which is the main duty of directors. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on duties performed, a shares component of compensation (1), and stock options.

Note: (1)	The shares component of compensation is a system in which points are annually allocated to directors and executive officers based upon prescribed standards and the compensation provided is the amount equal to the accumulated number of points multiplied by the stock price at the time of retirement. Under this system, directors and executive officers have an obligation to purchase shares from the company at the stock price that prevails at the time of their retirement using the after-tax compensation provided.

Compensation Policy for Executive Officers

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while incorporating in its composition a component that is linked to current period business performance. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on positions and duties performed, a performance-linked component, a shares component of compensation (1), and stock options.

Note: (1)	The shares component of compensation is a system in which points are annually allocated to directors and executive officers based upon prescribed standards and the compensation provided is the amount equal to the accumulated number of points multiplied by the stock price at the time of retirement. Under this system, directors and executive officers have an obligation to purchase shares from the company at the stock price that prevails at the time of their retirement using the after-tax compensation provided.

From April 1, 2007 through March 31, 2008, the Compensation Committee met 7 times to determine policies. The attendance rate of these meetings was 93%.

The Compensation Committee is comprised of Yoshinori Yokoyama (Chairman), Hirotaka Takeuchi, Takeshi Sasaki and Teruo Ozaki. All four members are outside directors.

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

Presently, our independent certified public accountants are KPMG AZSA & Co. The independence of KPMG AZSA & Co. has been considered and confirmed by our audit committee. The audit committee also confirmed that no management-level individuals are currently seconded to or from KPMG AZSA & Co. However, Mr. Teruo Ozaki, a member of our audit committee was previously a partner of KPMG AZSA & Co. until September 2003.

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

THE DIRECTORS

The directors of ORIX as of June 24, 2008 are as follows:

Name (Date of birth)	Current positions and principal outside positions	Business experience		Share-holdings as of June 27, 2008
Yoshihiko Miyauchi (1) (Sep. 13, 1935)	Director, Representative Executive Officer, Chairman and Chief Executive Officer	Aug. 1960	Joined Nichimen & Co., Ltd. (currently Sojitz Corp.)	39,375
		Apr. 1964	Joined ORIX
		Dec. 1967	General Manager of the Office of the President
		Mar. 1970	Director
		Nov. 1973	Corporate Senior Vice President
		May. 1976	Corporate Executive Vice President
		Nov. 1977	Representative Director
		Dec. 1979	Deputy President
		Dec. 1980	President and Chief Executive Officer
		Apr. 2000	Chairman and Chief Executive Officer
		Mar. 2003	Outside Director of SHOWA SHELL SEKIYU K.K.
		Jun. 2003	Outside Director of Sony Corp.
		Jun. 2005	Director of Sojitz Holdings Corp. (currently Sojitz Corp.)
		Apr. 2006	Outside Director of ACCESS Co., Ltd.

Name (Date of birth)	Current positions and principal outside positions	Business experience		Share-holdings as of June 27, 2008
Yasuhiko Fujiki (2) (Nov. 27, 1945)	Director, Vice Chairman and Chief Financial Officer	Jul. 1971	Joined Mitsubishi Development Co., Ltd.	6,942
		Nov. 1976	Joined ORIX
		Feb. 1994	General Manager of General Affairs
		Jun. 1994	Director
		Jun. 1998	Executive Officer
		Jun. 1999	Corporate Senior Vice President
		Apr. 2000	President and Chief Operating Officer
		Jun. 2007	Chief Financial Officer
		Jun. 2007	Outside Director of DAIKYO INCORPORATED
		Jan. 2008	Vice Chairman

Yukio Yanase (3) (Jun. 15, 1944)	Director, Representative Executive Officer, President and Chief Operating Officer	Apr. 1968	Joined Saitama Bank (currently Resona Bank, Ltd.)	517
		Oct. 2001	President
		Mar. 2002	Director and Deputy President of Daiwa Bank Holdings Inc. (currently Resona Holdings, Inc.)
		Nov. 2003	Joined ORIX as Advisor
		Feb. 2004	Corporate Executive Vice President
		Feb. 2005	Deputy President
		Jun. 2005	Director
		Jun. 2007	Corporate Auditor of TDK Corp.
		Jan. 2008	Representative Executive Officer, President and Chief Operating Officer

Hiroaki Nishina (Sep. 18, 1944)	Director, Deputy President Real Estate Business Headquarters President, ORIX Real Estate Corporation	Apr. 1968	Joined ORIX	3,376
		Jan. 1990	General Manager of Sales Department I of Tokyo Sales Headquarters
		Jun. 1993	Director
		Jun. 1998	Executive Officer
		Apr. 1999	Real Estate Business Headquarters
		Jun. 2000	Corporate Senior Vice President
		Apr. 2002	Corporate Executive Vice President
		Feb. 2005	Deputy President

Haruyuki Urata (Nov. 8, 1954)	Director, Deputy President Responsible for Overseas Activities, Office of the President and Corporate Planning Office	Apr. 1977	Joined ORIX	1,361
		Feb. 2004	Deputy Head of the Risk Management Headquarters
		Feb. 2005	Executive Officer
		Aug. 2006	Corporate Senior Vice President
Responsible for the Corporate Planning Office
		Jun. 2007	Director
		Jan. 2008	Deputy President Responsible for Overseas Activities and the Office of the President

Name (Date of birth)	Current positions and principal outside positions	Business experience		Share-holdings as of June 27, 2008
Kazuo Kojima (Jul. 5, 1956)	Director, Corporate Executive Vice President Investment Banking Headquarters Responsible for Securitized Products Office	Apr. 1980	Joined ORIX	2,226
		Apr. 2003	Deputy Head of Real Estate Finance Headquarters
		Feb. 2005	Executive Officer
		Jan. 2006	Responsible for Securitized Products Office
		Jan. 2007	Corporate Senior Vice President
		Jan. 2008	Corporate Executive Vice President Responsible for Investment Banking Headquarters
		Jun. 2008	Director

Yoshinori Yokoyama (Sep. 16, 1942)	Outside Director Outside Director, Sumitomo Mitsui Financial Group, Outside Director, Sumitomo Mitsui Banking Corporation	Apr. 1966	Joined Kunio Maekawa & Associates (Tokyo)	600
		Sep. 1973	Joined Davis, Broady & Associates (New York)
		Sep. 1975	Joined McKinsey and Company, Inc.
		Jul. 1987	Director
		Jun. 1999	Advisor of ORIX
		Jun. 2002	Outside Director of ORIX
		Jun. 2006	Outside Director, Sumitomo Mitsui Financial Group and Sumitomo Mitsui Banking Corp.

Paul Sheard (Nov. 25, 1954)	Outside Director Managing Director & Global Chief Economist, Lehman Brothers, Inc.	Apr. 1986	Postdoctoral fellowship at the Australian National University, The Australia-Japan Research Center	1,600
		Jul. 1988	Lecturer at the Australian National University, School of Economics
		Jul. 1993	Assistant Professor at Osaka University, School of Economics
		Jan. 1995	Joined Baring Asset Management as Strategist of the Japan Investment Team
		Sep. 1997	Head of the Japan Investment Team
		Sep. 2000	Joined Lehman Brothers, Inc. Tokyo as Managing Director and Chief Economist Asia
		Jun 2003	Outside Director of ORIX
		Apr. 2006	Global Chief Economist of Lehman Brothers, Inc.

Hirotaka Takeuchi (Oct. 16, 1946)	Outside Director Dean, Hitotsubashi University Graduate School of International Corporate Strategy, Outside Director, Trend Micro Incorporated	Apr. 1969	Joined McCann-Erickson Hakuodo Co., Ltd. (currently McCann-Erickson Japan, Inc.)	0
		Sep. 1976	Lecturer at the Graduate School of Business Administration at Harvard University
		Dec. 1977	Assistant Professor
		Apr. 1983	Assistant Professor at Hitotsubashi University’s School of Commerce
		Apr. 1987	Professor

Name (Date of birth)	Current positions and principal outside positions	Business experience		Share-holdings as of June 27, 2008
		Apr. 1998	Dean of the Graduate School of International Corporate Strategy, Hitotsubashi University
		Jun. 2000	Corporate Auditor of ORIX
		Jun. 2004	Outside Director of ORIX
		Mar. 2005	Outside Director of Trend Micro Incorporated

Takeshi Sasaki (Jul. 15, 1942)	Outside Director Professor, Gakushuin University, Faculty of Law, Department of Political Studies, Outside Director, East Japan Railway Company, Outside Director, TOSHIBA Corporation	Apr. 1968	Assistant Professor at the University of Tokyo, School of Law	0
		Nov. 1978	Professor
		Apr. 1991	Professor at the University of Tokyo Graduate Schools for Law and Politics
		Apr. 1998	Dean of the University of Tokyo Graduate Schools for Law and Politics and School of Law
		Apr. 2001	President at the University of Tokyo
		Jun. 2003	Chairman of The Japan Association of National Universities
		Apr. 2005	Professor at Gakushuin University, Faculty of Law, Department of Politics
		Jul. 2005	Advisor of ORIX
		Jun. 2006	Outside Director to East Japan Railway Co. Outside Director of ORIX
		Jun. 2007	Outside Director to TOSHIBA Corp.

Teruo Ozaki (Dec. 29, 1944)	Outside Director, ORIX Corporation Head, Certified Public Accountant, Teruo Ozaki & Co., Corporate Auditor, Kirin Holdings Co., Ltd., Corporate Auditor, Tokai Rubber Industries, Ltd., Outside Director, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Outside Director, DAIKYO INCORPORATED	Apr. 1968 Jul. 1984	Joined Arthur Andersen Tokyo Office Representative Partner of Eiwa Audit Corp.	0
		Sep. 1991	Representative Partner of Inoue Saito Eiwa Audit Corp.
		Oct. 1993	Representative Partner of Asahi & Co. (currently KPMG AZSA & Co.)
		Jul. 1999	Executive Partner
		Jan. 2002	Deputy Managing Partner
		Sep. 2003	Retired from KPMG AZSA & Co.
		Oct. 2003	Opened Teruo Ozaki & Co.
		Mar. 2004	Corporate Auditor for Kirin Brewery Co. Ltd. (currently Kirin Holdings Co., Ltd.)
		Jun. 2004	Corporate Auditor for Tokai Rubber Industries, Ltd.
		Aug. 2004	Advisor to ORIX’s Audit Committee
		Oct. 2004	Director of UFJ Bank Ltd. (currently The Bank of Tokyo-Mitsubishi UFJ)
		Jun. 2005	Outside Director to DAIKYO INCORPORATED
		Jun. 2006	Outside Director of ORIX

Notes:	(1)	Yoshihiko Miyauchi started his career at Nichimen & Co., Ltd. currently Sojitz Corporation, in 1960. After four years, he joined Orient Leasing Co., Ltd., now ORIX Corporation, as one of the founding 13 members. In 1980, he was appointed President and CEO. Under his leadership, ORIX has become an integrated financial services company that is consistently at the forefront of innovation. He has been a strong advocate of deregulation, and he served as the President of the Council for Promoting Regulatory Reform, an organization reporting directly to the Cabinet, until October 2006. He earned a BA from Kwansei Gakuin University in 1958 and an MBA from the University of Washington in the USA in 1960.
	(2)	Yasuhiko Fujiki joined Nikko Securities Co., Ltd. in 1968, and moved to Mitsubishi Development Co., Ltd. in 1971. After five years, he joined ORIX Corporation, and was appointed Principal and Director in Charge of the Office of the President in 1997. In this capacity, he was instrumental to the M&A expansion and strategic plans that have turned ORIX into a major player in financial markets at home and abroad. In April 2000, he was appointed President and COO, and has been serving as Vice Chairman and CFO since January 2008. He graduated from Waseda University’s School of Commerce in 1968.
	(3)	Yukio Yanase held a number of positions at Saitama Bank currently Resona Bank, Ltd. including roles in human resources, international operations, risk management, corporate planning and corporate communications, and investor relations. In October 2001, he was appointed President of Asahi Bank (currently Resona Bank). He joined ORIX Corporation as an Advisor in November 2003. The following year, he was appointed Executive Officer for ORIX’s overseas operations in addition to his responsibilities for the Office of the President. In February 2005, he was named Deputy President and was additionally given responsibility for the Alternative Investment & Development Headquarters. He became a Director in June 2005, and was appointed a Corporate Auditor for TDK Corporation in June 2007. In January 2008, he was appointed President and COO of ORIX Corporation. He graduated from Waseda University’s School of Law in 1968.
	(4)	All ORIX Directors are engaged full-time except Messrs. Yoshinori Yokoyama, Paul Sheard, Hirotaka Takeuchi, Takeshi Sasaki, and Teruo Ozaki.

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

Important decision making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies:

Investment and Credit Committee

The Investment and Credit Committee, or ICC, which includes members of the top management and the executive officer in charge of investment and credit meets on average three times a month primarily to deliberate and decide on credit transactions and investments that exceed certain specified investment or credit amounts, important matters related to management of the Company and matters that have been entrusted to executive officers by the board of directors. Matters considered crucial to our operations are decided on by the ICC and reported to the board of directors as appropriate.

Information Technology Management Committee

The Information Technology Management Committee includes members of the top management and the executive officer in charge of information technology (IT) systems, and meets once a month to deliberate and approve important matters concerning fundamental policies for IT operations and IT systems. The committee determines the needs of and priorities for IT investment based on the ORIX Group’s fundamental IT strategies. This method enables ORIX to ensure that IT decisions are consistent with its business strategies. Furthermore, this enables ORIX to pursue its goal of making IT investments that contribute to business growth and help reduce risk.

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

Disclosure Committee

ORIX believes that disclosure control occupies an important position within the overall scheme of corporate governance. We have set up an information disclosure system with the Disclosure Committee playing a central role in facilitating the appropriate and timely disclosure of information to investors.

The Disclosure Committee, which plays a key role in our disclosure control, consists of the CFO, executive officers in charge of departments including corporate communications and investor relations department, accounting department, treasury department, corporate planning department, internal control compliance department, and risk management department and legal department. Upon receiving material information from each department, the committee discusses whether or not any timely disclosure is necessary, and takes steps to provide appropriate and timely disclosure of such information.

The executive officers of the ORIX Group as of June 24, 2008, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Shareholdings as of June 27, 2008
Hiroshi Nakajima	Corporate Executive Vice President	Risk Management Headquarters	3,934
Takeshi Sato	Corporate Executive Vice President	Chairman, ORIX USA Corporation	7,026
Nobuyuki Kobayashi	Corporate Executive Vice President	Human Resources & Corporate Administration Headquarters	6,420
Hiroshi Nakamura	Corporate Senior Vice President	Legal Department, Compliance Department, Office of Internal Controls, Internal Audit Department	1,560
Shintaro Agata	Corporate Senior Vice President	Treasury Department	1,140
Hideaki Morita	Corporate Senior Vice President	Kinki (Osaka) Sales Headquarters, Administration Center	3,540
Makoto Inoue	Corporate Senior Vice President	International Administrative Headquarters Alternative Investment & Development Headquarters, IT Planning Office President, ORIX Computer Systems Corporation	1,000
Yoshiyuki Yoshizumi	Corporate Senior Vice President	Tokyo Sales Headquarters	1,595
Masayuki Okamoto	Executive Officer	District Sales Headquarters	600
Tadao Tsuya	Executive Officer	Accounting Department President, ORIX Management Information Center Corporation	666
Yuki Oshima	Executive Officer	International Headquarters	960
Mitsuo Nishiumi	Executive Officer	Investment Banking Headquarters President, ORIX Asset Management & Loan Services Corporation	1,210
Akira Hirose	Executive Officer	District Sales Headquarters	1,423
Katsutoshi Kadowaki	Executive Officer	Tokyo Sales Headquarters President, ORIX Eco Services Corporation	1,267
Hiroshi Yasuda	Executive Officer	Investment Banking Headquarters	3,308
Katsunobu Kamei	Executive Officer	e-Commerce OQL Headquarters Asset Administration Department Regional Business Department President, ORIX Callcenter Corporation	612

Name	Title	Areas of duties	Shareholdings as of June 27, 2008
Eiji Mitani	Group Senior Vice President	President, ORIX Auto Corporation	1,310
Tamio Umaki	Group Senior Vice President	President, ORIX Rentec Corporation	5,770
Tetsuo Matsumoto	Group Senior Vice President	Deputy President, ORIX Real Estate Corporation	3,460
Izumi Mizumori	Group Senior Vice President	President, ORIX Life Insurance Corporation	637
Yoshiyuki Yamaya	Group Senior Vice President	Deputy President, ORIX Real Estate Corporation	2,280
Yuichi Kawamura	Group Executive	Director and Deputy President, ORIX Life Insurance Corporation	1,799
Shuji Sakamoto	Group Executive	President, ORIX Alpha Corporation	1,319
Hisayuki Kitayama	Group Executive	President, ORIX Securities Corporation	620

EMPLOYEES

As of March 31, 2008, we had 18,702 full-time employees, compared to 16,662 as of March 31, 2007 and 15,067 as of March 31, 2006. We employ 1,932 staff in the Corporate Financial Services segment, 1,969 staff in the Automobile Operations segment, 997 staff in the Rental Operations segment, 932 staff in the Real Estate-Related Finance segment, 2,894 staff in the Real Estate segment, 572 staff in the Life Insurance segment, 4,117 staff in the Other segment, 1,121 staff in The Americas segment, 2,212 staff in the Asia, Oceania and Europe segment and 1,956 staff as part of our headquarters function as of March 31, 2008. With the exception of the Americas segment and the Asia, Oceania and Europe segments all other staff are located in Japan. As of March 31, 2008, we had 6,483 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.

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

ORIX and some of its subsidiaries have established contributory and non-contributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥2,948 million, ¥2,578 million and ¥2,978 million in fiscal 2006, 2007 and 2008, respectively.

SHARE OWNERSHIP

As of June 27, 2008, the directors, executive officers and group executives of the Company directly held an aggregate of 109,453 Shares, representing 0.12% of the total Shares then in issue.

COMPENSATION

To ensure greater management transparency, we established the executive nomination and compensation committee in June 1999. Its functions included recommending executive remuneration. With the move to a “Company with Committees” board model in June 2003, the committee was replaced with a Nominating Committee and a Compensation Committee. For discussion of these committees, see “Item 6.—Nominating Committee and Compensation Committee.”

At the shareholders’ meeting held on June 25, 2003, with our adoption of the “Company with Committees” board model, ORIX terminated its program for retirement payments to directors and corporate auditors. In connection with the termination of this system, shareholders approved payments of an aggregate maximum amount of ¥3,250 million to directors and ¥50 million to corporate auditors for the accumulated amounts under these payments. The amount, timing and method of payment was approved for each director and corporate auditor by the Compensation Committee. The payments to individual directors and corporate auditors were based on the length of service and remuneration at the time of termination. The payment under reservation as of March 31, 2008, in connection with the above program for retirement payments are ¥2 million, ¥2,840 million, ¥17 million for outside directors, executive officers and corporate auditors respectively, and the payment will be made upon retirement. ¥107 million was paid in connection with the above program for retirement payments in the fiscal year ended March 31, 2008.

Compensation for directors, executive officers and group executives in fiscal 2008 was ¥1,364 million in the aggregate. Of the aggregate amount, the five non-executive directors received ¥59 million and the 35 executive officers and group executives (including executive directors) received ¥1,198 million in fixed compensation. The 33 executive officers and group executives (including executive directors) received ¥165 million in compensation that is linked to the performance of the Company. Performance-linked compensation is not paid to outside directors.

In addition, in June 2005, we introduced a share component of compensation. We expect the shares will be granted from existing treasury stock or new shares will be issued as necessary. The total number of points granted to directors, executive officers and group executives for fiscal 2008 is equivalent to 30,708 points. Under this system, ¥348 million, which is equivalent to 13,865 points accumulated up to the time of retirement, was paid to six executive officers and two group executives that retired during fiscal 2008 . As a result, the balance to directors, executive officers and group executives as of March 31, 2008 was 69,458 points.

In addition, in June 2005 we established guidelines for ownership of our shares for directors, executive officers and group executives.

There are no service contracts between any of our directors, executive officers or group executives and the Company or any of its subsidiaries providing for benefits upon termination of employment.

The following table shows the names of directors, executive officers and group executives who received, or in the case of 2008 are expected to receive, stock options, and the number of Shares for which they were, or in the case of 2008 are expected to be, granted options, under the 1998, 1999, 2000, 2001, 2002, 2003, 2004, 2005, 2006, 2007 and 2008 stock option plans. Each unit of the Shares has one vote. We have not issued any preferred shares. Titles for each individual as of June 24, 2008, unless otherwise described, are as follows:

Name	Title	1998-2006 stock option plans	2007 stock option plan	2008 stock option plan
Yoshihiko Miyauchi	Director, Chairman and Chief Executive Officer	169,400	4,400	4,400
Yasuhiko Fujiki	Director, Vice Chairman and Chief Financial Officer	88,800	2,800	2,000
Yukio Yanase	Director, President and Chief Operating Officer	13,000	2,000	2,800
Hiroaki Nishina	Director, Deputy President	51,500	2,000	2,000
Kenji Kajiwara (1)	Director, Deputy President	41,000	2,000	—
Haruyuki Urata	Director, Deputy President	7,400	1,200	2,000
Kazuo Kojima	Director, Corporate Executive Vice President	9,000	1,200	1,400
Yoshinori Yokoyama	Outside Director	5,900	400	400
Paul Sheard	Outside Director	4,400	400	400
Hirotaka Takeuchi	Outside Director	4,400	400	400
Takeshi Sasaki	Outside Director	400	400	400
Teruo Ozaki	Outside Director	400	400	400
Hiroshi Nakajima	Corporate Executive Vice President	45,400	1,400	1,400
Takeshi Sato	Corporate Executive Vice President	49,900	1,400	1,400
Nobuyuki Kobayashi	Corporate Executive Vice President	38,700	1,200	1,400
Masahiro Matono (2)	Corporate Executive Vice President	43,900	1,400	—
Masaru Hattori (2)	Corporate Executive Vice President	41,400	1,400	—
Hiroshi Nakamura	Corporate Senior Vice President	21,700	1,200	1,200
Shintaro Agata	Corporate Senior Vice President	25,700	1,200	1,200
Hideaki Morita	Corporate Senior Vice President	15,100	1,200	1,200
Makoto Inoue	Corporate Senior Vice President	8,900	1,200	1,200
Yoshiyuki Yoshizumi	Corporate Senior Vice President	18,500	1,200	1,200
Masayuki Okamoto	Executive Officer	11,000	1,000	1,000
Tadao Tsuya	Executive Officer	4,300	1,000	1,000
Yuki Oshima	Executive Officer	8,600	1,000	1,000
Mitsuo Nishiumi	Executive Officer	7,700	1,000	1,000
Akira Hirose	Executive Officer	4,700	1,000	1,000
Katsutoshi Kadowaki	Executive Officer	6,100	1,000	1,000
Hiroshi Yasuda	Executive Officer	4,680	600	1,000
Katsunobu Kamei	Executive Officer	4,900	600	1,000
Eiji Mitani	Group Senior Vice President	15,800	1,200	1,200
Tamio Umaki	Group Senior Vice President	30,500	1,200	1,200
Tetsuo Matsumoto	Group Senior Vice President	21,800	1,200	1,200
Izumi Mizumori	Group Senior Vice President	17,000	1,000	1,200
Yoshiyuki Yamaya	Group Senior Vice President	9,400	1,000	1,200
Yuichi Kawamura	Group Executive	5,800	1,000	1,000
Shuji Sakamoto	Group Executive	4,600	700	1,000
Hisayuki Kitayama	Group Executive	5,300	600	1,000

Notes:	(1)	Kenji Kajiwara retired from ORIX on June 24, 2008.
	(2)	Masahiro Matono and Masaharu Hattori retired from ORIX on January 1, 2008.

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

At the annual general meeting of shareholders in June 2008, our shareholders approved the 2008 Stock Acquisition Rights Plan, authorizing the grant of a maximum of 12,200 stock acquisition rights, each convertible into 10 new Shares, to some employees of ORIX and directors, corporate auditors and certain employees of subsidiaries and affiliates.

In addition, the compensation committee approved the 2008 Stock Acquisition Right Plan, under which a maximum of 3,480 stock acquisition rights, each convertible into 10 new Shares will be granted to directors and executive officers of ORIX.

	Shares granted	Exercise price per Share	Option expiration date
1998 Stock Option Plan	146,000	¥7,784	June 26, 2008
1999 Stock Option Plan	145,000	10,393	June 29, 2009
2000 Stock Option Plan	316,700	16,272	June 29, 2010
2001 Stock Subscription Rights Plan	300,900	12,329	June 28, 2011
2002 Stock Acquisition Rights Plan	453,300	7,452	June 26, 2012
2003 Stock Acquisition Rights Plan	516,000	7,230	June 25, 2013
2004 Stock Acquisition Rights Plan	528,900	12,121	June 23, 2014
2005 Stock Acquisition Rights Plan	477,400	19,550	June 21, 2015
2006 Stock Acquisition Rights Plan	194,200	30,626	June 20, 2016
2007 Stock Acquisition Rights Plan	145,260	32,072	June 22, 2017
2008 Stock Acquisition Rights Plan (1)	156,800	—	June 24, 2018

Note: (1)    Indicates the maximum of number of shares to be granted.

Details of 2007 Stock Acquisition Rights

	Number of People	Shares Granted
Directors and Executive Officers	29	37,600
Employees of the Company	307	65,260
Directors of Subsidiaries and Affiliates of the Company	34	16,060
Corporate Auditors of Subsidiaries and Affiliates of the Company	0	0
Employees of Subsidiaries and Affiliates of the Company	138	26,060

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders as of March 31, 2008 registered on our Register of Shareholders. Each unit of the Shares (1 unit = 10 Shares) has one vote and our major shareholders have no different voting rights. We do not issue any preferred shares.

Name	Number of Shares held	Percentage of total Shares in issue
	(thousands)	(%)
State Street Bank and Trust Company	7,512	8.15
Japan Trustee Services Bank, Ltd. (Trust Account)	7,283	7.90
The Master Trust Bank of Japan, Ltd (Trust Account)	5,920	6.42
The Chase Manhattan Bank 385036	2,643	2.87
Natscumco	2,298	2.49
State Street Bank and Trust Company 505103	2,032	2.20
JP Morgan Chase Bank 380055	1,908	2.07
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	1,681	1.82
Nippon Life Insurance Company	1,385	1.50
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	1,376	1.49

ORIX is not directly or indirectly owned or controlled by any corporations, natural or legal persons severally or jointly. As of March 31, 2008, the percentage of outstanding Shares held by overseas corporations and individuals was 63.03%. On March 31, 2008, approximately 4,555,896 ADSs were outstanding. This is equivalent to 2,277,948 or approximately 2.47% of the total number of Shares outstanding on that date. On that date, ADSs were held by 4 record holders, including 3 record holders in the United States holding 4,555,656 ADSs.

We received a copy of a filing made by Capital Research and Management Company, to the Kanto Local Finance Bureau on June 9, 2008 indicating that Capital Research and Management Company and several companies of Capital Group held 10,051,191 Shares, representing 10.90% of ORIX’s outstanding Shares. In addition, in February 2008, ORIX received a notice from Capital Group International, Inc., or CGII, that included a copy of a Schedule 13G filed by CGII and Capital Guardian Trust Company on February 12, 2008 pursuant to Rule 13d-1(b) under the Securities and Exchange Act of 1934, or the Act. The notice indicated that neither CGII nor any of its affiliates owned Shares for its own account and that the Shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to “beneficially own” and have sole dispositive power over 6,088,360 Shares as of February 5, 2008, representing 6.6% of ORIX’s outstanding Shares at that time, and it has sole voting power with regard to 4,835,040 Shares, representing 5.3% of ORIX’s outstanding Shares.

In May 2008, we received a copy of a filing made by Fidelity Investments Japan Limited, or Fidelity Investments Japan, to the Kanto Local Finance Bureau on May 22, 2008 indicating Fidelity Group, primarily through FMR LLC held 3,767,993 Shares, representing 4.09% of ORIX’s outstanding Shares, as part of Fidelity Group’s assets under management.

In October 2007, we received a copy of a filing made by the Barclays Group to the Kanto Local Finance Bureau on October 15, 2007 indicating that the Barclays Group held 4,808,556 Shares, representing 5.24% of ORIX’s outstanding Shares, as part of the Barclays Group’s assets under management.

In September 2007, we received a copy of a filing made by AXA Group to the Kanto Local Finance Bureau on September 25, 2007 indicating AXA Group, primarily through Alliance Bernstein L.P., held 13,572,030 Shares, representing 14.83% of ORIX’s outstanding Shares, as part of AXA Group’s assets under management.

RELATED PARTY TRANSACTIONS

As of March 31, 2008, no person was the beneficial owner of more than 10% of any class of the Shares which might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with Capital Group, Fidelity Group, Barclays Group, AXA Group, or other shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain key management personnel or with certain companies over which we, or our key management personnel, may have a significant influence. Our business relationships with these companies and individuals cover many of the financial services we provide our clients generally. We believe we conduct our business with these companies and individuals in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in us, if they were not our key management personnel, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

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

One of our group companies, ORIX Eco Services Corporation, has entered into an agreement to act as the distribution agent for Aemotech Corporation in Japan for the purchase and sale of Aemotech’s asbestos measuring instruments. Aemotech is owned by one of our outside directors, Yoshinori Yokoyama, who also serves as the director. Although this contract will not be material to us it may be a material contract to Aemotech.

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph except as follows. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥7,923 million as of March 31, 2008 and did not exceed ¥12 billion at any time during the fiscal year. We also offered committed credit lines of ¥20 billion from March 2005 through March 2008 to our affiliate, DAIKYO, for condominium development. The loan was a floating rate loan at TIBOR plus 200 basis points and secured by land and condominium buildings under development. The commitment line has not been re-extended and no amounts are outstanding. In addition, we have extended a ¥41 billion debt assumption facility on DAIKYO’s behalf, where by we have agreed to purchase accounts receivable originated by DAIKYO from certain of its suppliers at a discount. The average duration of such transactions, the time between our purchases of the accounts receivable to repayment by DAIKYO, is 150 days. As of March 31, 2008, the outstanding amount of such accounts receivable that we had purchased under this facility was ¥15,115 million, and ¥25,885 million remained outstanding under the debt assumption facility. We believe these loans and commercial commitments were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features. Other than these loans and commitments, we also enter into certain ordinary course of business transactions, including financing leases, with DAIKYO. These transactions are not material to either us or DAIKYO and the total amount such transactions does not exceed ¥1 billion.

Other than those mentioned above, the amount of loans to companies included in the related parties described in (ii) and (v) above totaled ¥6,345 million as of March 31, 2008. Of this amount, approximately 40% is loans to a general trading company and 27% is loans to a hotel management company. We believe these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

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

The following table shows the reported high and low sales prices of the Shares on the Tokyo Stock Exchange, excluding off-floor transactions. High and low sales price quotations from the Tokyo Stock Exchange have been translated in each case into dollars per ADS at the noon buying rate for yen expressed in yen per $1.00 in New York City for cable transfer in foreign currencies on the relevant date or the noon buying rate on the next business day if the relevant date is not a business day.

TOKYO STOCK EXCHANGE PRICE SHARE

	Price per Share		Translated into dollars per ADS
	High	Low	High	Low
Fiscal Year ended March 31, 2004	12,550	4,850	59	20
Fiscal Year ended March 31, 2005	14,790	9,950	71	44
Fiscal Year ended March 31, 2006	36,800	13,330	157	63
Fiscal Year ended March 31, 2007
First fiscal quarter	38,150	25,520	162	110
Second fiscal quarter	32,750	24,330	141	104
Third fiscal quarter	35,650	27,150	149	115
Fourth fiscal quarter	36,650	30,150	151	128
Fiscal Year ended March 31, 2008
First fiscal quarter	35,200	30,300	146	127
Second fiscal quarter	33,250	21,110	271	185
Third fiscal quarter	28,700	18,270	246	160
Fourth fiscal quarter	19,140	11,930	179	123
Fiscal Year ended March 31, 2009
First fiscal quarter	21,240	13,640	202	134
Recent six months
January 2008	18,880	14,830	176	139
February 2008	19,140	14,060	179	131
March 2008	15,590	11,930	151	123
April 2008	19,700	13,640	188	134
May 2008	20,520	17,060	195	164
June 2008	21,240	15,020	202	141

NEW YORK STOCK EXCHANGE

The ADSs are listed on the New York Stock Exchange under the symbol “IX.”

Two ADSs represent one share. On March 31, 2008, approximately 4,555,896 ADSs were outstanding. This is equivalent to 2,277,948 or approximately 2.47% of the total number of Shares outstanding on that date. On that date, ADSs were held by 4 record holders, including 3 record holders in the United States holding 4,555,656 ADSs.

The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE PRICE PER ADS

	High	Low	Average daily trading volume (shares)
Fiscal Year ended March 31, 2004	$57.60	$20.70	3,798
Fiscal Year ended March 31, 2005	71.75	44.05	4,702
Fiscal Year ended March 31, 2006	155.47	64.49	8,411
First fiscal quarter	76.80	64.49	5,378
Second fiscal quarter	92.10	73.00	5,194
Third fiscal quarter	131.19	84.23	9,183
Fourth fiscal quarter	155.47	116.25	14,079
Fiscal Year ending March 31, 2007
First fiscal quarter	160.03	110.59	13,805
Second fiscal quarter	140.39	106.75	14,381
Third fiscal quarter	147.90	117.27	13,521
Fourth fiscal quarter	150.76	130.85	13,275
Fiscal Year ending March 31, 2008
First fiscal quarter	144.79	125.80	32,065
Second fiscal quarter	136.65	95.83	35,089
Third fiscal quarter	123.53	82.78	33,751
Fourth fiscal quarter	88.69	61.00	43,733
Fiscal Year ending March 31, 2009
First fiscal quarter	98.79	72.00	42,309
Recent six months
January 2008	87.43	70.77	48,983
February 2008	88.69	67.72	43,117
March 2008	74.90	61.00	38,836
April 2008	91.33	74.30	37,843
May 2008	96.02	84.55	60,810
June 2008	98.79	72.00	28,487

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

FOREIGN EXCHANGE AND OTHER REGULATIONS

FOREIGN EXCHANGE

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder, or the Foreign Exchange Regulations, govern the acquisition and holding of shares of capital stock of ORIX by “exchange non-residents” and by “foreign investors” (as defined below). The Foreign Exchange Regulations currently in effect do not, however, regulate transactions between exchange non-residents who purchase or sell shares outside Japan for non-Japanese currencies.

“Exchange non-residents” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, the branch and other offices of non-resident corporations located within Japan are regarded as residents of Japan and branch and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents. “Foreign investors” are defined to be (i) individuals who are exchange non-residents, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations (1) of which 50% or more of their voting rights are held, directly or indirectly, by (i) and/or (ii) or (2) a majority of the officers (or officers having the power of representation) of which are non-resident individuals.

In general, the acquisition of a Japanese company’s stock shares (such as the shares of capital stock of ORIX) by an exchange non-resident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, prior approval by the Minister of Finance for an acquisition of this type may be required. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of capital stock of ORIX) for consideration exceeding ¥100 million to an exchange non-resident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial future trader licensed under the Japanese laws.

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange (such as the shares of capital stock of ORIX) or that are traded on an over-the-counter market in Japan and as a result of the acquisition the foreign investor in combination with any existing holdings directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor is, in general, required to report such acquisition to the Minister of Finance and any other competent Ministers within 15 days from and including the date of such acquisition. In certain exceptional cases, prior notification is required with respect to such an acquisition.

The acquisition of shares by exchange non-residents by way of stock split is not subject to the foregoing notification requirements.

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, Shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.

LARGE SHAREHOLDINGS REPORT

The Financial Instruments and Exchange Law requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese financial instruments exchange (such as the shares of capital stock of ORIX) or whose shares are traded on the over-the-counter markets in Japan, to file with the Prime Minister within five business days a report concerning such shareholdings. An alteration report must also be made in respect of any subsequent change of 1% or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon his exchange of exchangeable securities or exercise of Stock Acquisition Rights are taken into account in determining both the size of his holding and the issuer’s total issued share capital.

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

The following table shows the amount of cash dividends per share paid by ORIX for each of the fiscal years indicated, which amounts are translated into dollars per ADS at the noon buying rate on the date of the commencement of the dividend payment in Japan.

Year ending	Cash Dividends per Share	Translated into dollar per ADS
March 31, 2004	¥25.00	$0.11
March 31, 2005	40.00	0.18
March 31, 2006	90.00	0.40
March 31, 2007	130.00	0.53
March 31, 2008	260.00	1.25

Prior to the dividends declared for the year ended March 31, 2003, our dividends had been ¥15.00 for the prior 13 fiscal years. After increasing the dividend to ¥25.00 for the years ended March 31, 2003 and 2004, our board of directors, with the approval of the shareholders, have been steadily increasing the declared dividends. For the fiscal years ended March 31, 2006, 2007 and 2008, our board of directors approved dividends of ¥90.00, ¥130.00 and ¥260.00, respectively.

We believe that retaining profits, primarily as retained earnings, and utilizing them to strengthen our base of operations and investing for growth, assists in sustaining profit growth while maintaining financial stability, leading to increased shareholder value. Our current policy is to meet the needs of our shareholders by increasing shareholder value through medium- and long-term profit growth with appropriate profit distribution.

We determine dividends using a dividend-on-equity (“DOE”) ratio as our principal guidance indicator. In the current economic environment, we are targeting a DOE ratio of approximately 2%.

We also occasionally purchase our shares in the market through share buyback plans taking into account the adequate level of retained earnings and our ability to react appropriately act flexibly considering factors such as changes in the economic environment, trend in stock prices, and our own financial condition.

Applying these policies to the current business conditions, we declared a dividend of 260 yen per share for the year ended March 31, 2008, an increase of 130 yen from the prior year. We currently distribute dividends once a year as a year-end dividend.

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

TAXATION

JAPANESE TAXATION

The following is a summary of the principal Japanese tax consequences for owners of the Shares or ADSs who are non-resident individuals of Japan or non-Japanese corporations without a permanent establishment in Japan to which the relevant income is attributable (“non-resident Holders”). The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or conventions for the avoidance of double taxation occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor and potential investors are advised to satisfy themselves as to:

•	the overall tax consequences of the acquisition, ownership and disposition of Shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence.

by consulting their own tax advisers.

Shares

Generally, a non-resident Holder is subject to Japanese withholding tax on dividends on Shares or ADSs paid by us. Stock splits are not subject to Japanese income or corporation tax.

Pursuant to the Special Taxation Measures Law, the Japanese withholding tax rate applicable to dividends on Shares or ADSs paid to non-resident Holders by us is 7% for dividends due and payable on or before March 31, 2009. Japan has entered into income tax treaties, conventions and agreements where this withholding tax rate is, in some cases, reduced to a lower percentage for portfolio investors. Non-resident Holders in the countries who are entitled to this reduced Japanese withholding tax rate are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant Japanese tax authority before the payment of dividends. A standing proxy for a non-resident Holder may provide such application service. Non-resident Holders who do not submit an application in advance will be entitled to claim the refund from the relevant Japanese tax authority of those withholding taxes withheld in excess of the rate of an applicable tax treaty.

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

This summary is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions final, temporary and proposed Treasury regulations, and the Tax Convention, changes to any of which subsequent to the date of this annual report may affect the tax consequences described herein. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreements will be performed in accordance with its terms.

As used herein, the term “United States Holder” means a beneficial owner of Shares or ADSs that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for US federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

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

The US Treasury has expressed concerns that parties to whom American depositary receipts are released prior to delivery of shares to the depositary (“pre-release”) or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American Depositary Receipts may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of American depositary receipts. Accordingly, the analysis of the creditability of Japanese taxes, described below, could be affected by actions taken by such parties or intermediaries.

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Because we expect to be treated as a passive foreign investment company, dividends paid by us will not be eligible for the reduced 15% dividend tax rate otherwise available to certain non-corporate United States Holders. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Japanese taxes, as discussed above under “Taxation—Japanese Taxation—Shares.” The amount of the dividend will be treated as foreign source dividend income to United States Holders and will not be eligible for the dividends received deduction generally allowed to US corporations under the Code.

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

Subject to the passive foreign investment company rules described below and to applicable limitations that may vary depending upon the United States Holder’s circumstances and subject to the discussion above regarding concerns expressed by the US Treasury, Japanese taxes withheld from dividends on Shares or ADSs will be creditable against the United States Holder’s US federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, United States Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, United States Holders may, upon election, deduct such otherwise creditable Japanese taxes in computing taxable income, subject to generally applicable limitations under US law.

Passive Foreign Investment Company Rules

If, as expected, we are treated as a PFIC for any year during a United States Holder’s holding period of the Shares or ADSs, and the United States Holder has not made the mark-to-market election for the Shares or ADSs, as described below, the holder will be subject to special rules generally intended to eliminate any benefits from the deferral of US federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of Shares or ADSs, including, under proposed Treasury regulations, a disposition pursuant to an otherwise tax-free reorganization, gain recognized by a United States Holder would be allocated ratably over its holding period for the Shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for such year, as appropriate, and an interest charge would be imposed on the tax liability allocated to such taxable year. Further, similar rules would apply to any distribution in respect of Shares or ADSs to the extent it exceeds 125 percent of the average of the annual distributions on Shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter. Any loss realized on a disposition of Shares or ADSs will be capital loss, and will be long-term capital loss if the U.S. Holder held the Shares ADSs for more than one year. The amount of the loss will equal the difference between the U.S. Holder’s tax basis in the Shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in the U.S. dollars. Such loss will generally be U.S.-source loss for foreign tax credit purposes.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of our subsidiaries that are PFICs and will be subject to U.S. federal income tax on (i) certain distributions by subsidiary PFICs and (ii) a disposition of shares of a subsidiary PFIC, even though they have not received the proceeds of those distributions or dispositions directly.

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

Backup Withholding and Information Reporting

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

MARKET RISKS

Our primary market risk exposures are to interest rate fluctuation risk, foreign exchange rate fluctuation risk and the risk of fluctuation in market prices for equity securities. We enter into derivative transactions to hedge interest rate fluctuation risk and foreign exchange rate fluctuation risk. Our management of market risk exposure including our management of derivatives is described under “Item 5. Operating and Financial Review and Prospects—Risk Management.”

The majority of our assets and liabilities are composed of floating rate assets and liabilities, and fixed rate assets and liabilities. Movements in market interest rates affect the gains and losses and fair values of these assets and liabilities and we attempt to limit these gains and losses by match-funding our floating rate assets against our floating rate liabilities, and our fixed-rate assets against our fixed rate liabilities.

For example, floating rate loan assets and floating rate bonds bear the risk of reduced interest income due to a decline in market interest rates. Conversely, floating rate debt and short-term debt bear the risk of increased interest expense due to a rise in market interest rates. As a result of the inverse relationship, risks for floating rate assets and floating rate liabilities can be used to offset each other, and we seek to, by keeping sums for floating rate assets and floating rate liabilities matched as close as possible to achieve risk reduction. However, some floating rate assets and liabilities use a different base rate, so when there is on adverse movement in these rates, risk may not be sufficiently reduced.

Likewise the receivable income (received lease payments, interest income) of fixed rate direct financing leases and fixed rate loan assets will not change upon rises in market interest rates, and bear the risk of a fall in fair value in the event of a rise in market interest rates. Conversely, fixed rate liabilities bear the risk of a rise in fair value due to a decline in market interest rates. However, due to the inverse relationship between the fluctuation risk in fair value for fixed rate assets and fixed rate liabilities we seek to, by keeping sums for fixed rate assets and fixed rate liabilities close achieve risk reduction.

We perform asset liability management through various methods including balance comparisons for fixed rate and floating rate assets and liabilities, interest rate sensitivity tests, and VaR calculations. It is our basic policy to control interest rate risk within a fixed range by matching the interest rate sensitivities of assets and liabilities while utilizing interest rate derivatives.

The following quantitative information about the market risk of our financial instruments does not include information about financial instruments to which the requirements under FASB Statement No. 107 do not apply, such as investment in direct financing leases, investment in operating leases, and insurance contracts. As a result, the following information does not present all the risks of our financial instruments. Below, we have provided a table showing our exposure to fluctuations in foreign exchange rates and equity market prices (through an analysis of the impact that changes in these rates and prices has on future earnings and fair value of marketable securities). We omitted the disclosure of financial instruments for trading purposes because the amount is immaterial.

The table of interest rate sensitivity for non-trading financial instruments summarizes installment loans, interest-bearing bonds and long- and short-term debt. These instruments are further classified under fixed rates or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contractual period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of the end of fiscal 2008 are: 4.9% for installment loans, 2.5% for interest-bearing bonds, 1.7% for long- and short-term debt and 1.0% for deposits.

The average payment rate of interest rate swaps is 2.4% and the average receipt rate is 2.4%. The average interest rates of financial instruments as of the end of fiscal 2007 are: 4.9% for installment loans, 2.5% for interest-bearing bonds, 1.7% for long- and short-term debt and 0.9% for deposits. The average payment rate of interest rate swaps is 1.5% and the average receipt rate is 2.4%. There is no material change in the balance or in the average interest rate of financial instruments.

The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY

NON-TRADING FINANCIAL INSTRUMENTS

	Expected maturity date						Total	March 31, 2008 estimated fair value
	Year ended March 31,					Thereafter
	2009	2010	2011	2012	2013
	(In millions of yen)
Assets:
Installment loans (fixed rate)	¥306,028	¥147,503	¥133,271	¥87,336	¥60,061	¥148,025	¥882,224	¥864,146
Average interest rate	5.4%	7.7%	7.6%	8.8%	9.3%	5.5%	6.7%	—
Installment loans (floating rate)	¥576,569	¥406,739	¥362,981	¥257,760	¥297,254	¥776,135	¥2,677,438	¥2,654,119
Average interest rate	4.0%	4.0%	4.2%	4.5%	4.0%	4.8%	4.3%	—
Investment in securities (fixed rate)	¥13,534	¥53,798	¥72,241	¥33,657	¥29,034	¥213,473	¥415,737	¥421,476
Average interest rate	2.2%	1.7%	2.3%	1.8%	1.7%	2.3%	2.1%	—
Investment in securities (floating rate)	¥56,613	¥63,006	¥109,549	¥27,328	¥73,269	¥32,090	¥361,855	¥362,925
Average interest rate	3.2%	3.0%	3.0%	2.3%	2.3%	4.5%	3.0%	—
Liabilities:
Short-term debt	¥1,330,147	¥—	¥—	¥—	¥—	¥—	¥1,330,147	¥1,330,147
Average interest rate	1.8%	—	—	—	—	—	1.8%	—
Deposits	¥206,992	¥117,242	¥48,627	¥62,565	¥35,247	¥10	¥470,683	¥478,600
Average interest rate	0.8%	1.1%	1.0%	1.6%	1.4%	1.4%	1.0%	—
Long-term debt (fixed rate)	¥383,333	¥416,600	¥501,630	¥432,647	¥230,887	¥229,587	¥2,194,684	¥2,157,171
Average interest rate	1.4%	1.5%	1.5%	2.5%	1.7%	1.8%	1.7%	—
Long-term debt (floating rate)	¥364,171	¥586,779	¥478,460	¥431,568	¥272,496	¥134,029	¥2,267,503	¥2,264,944
Average interest rate	1.7%	1.5%	1.5%	1.6%	1.5%	1.9%	1.6%	—

NON-TRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected maturity date						Total	March 31, 2008 estimated fair value
	Year ended March 31,					Thereafter
	2009	2010	2011	2012	2013
	(In millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥51,546	¥105,017	¥88,536	¥17,280	¥1,543	¥29,254	¥293,176	¥(1,664)
Average pay rate	4.1%	1.9%	2.3%	4.6%	1.9%	2.8%	2.7%	—
Average receive rate	4.3%	2.2%	2.5%	3.9%	1.0%	1.9%	2.7%	—
Notional amount (fixed to floating)	¥2,414	¥22,943	¥33,300	¥7,740	¥3,754	¥3,000	¥73,151	¥(102)
Average pay rate	1.4%	1.0%	1.2%	1.2%	1.3%	1.4%	1.2%	—
Average receive rate	1.4%	1.0%	0.9%	0.9%	1.4%	2.1%	1.0%	—

	Notional amount	Weighted average strike rate	March 31, 2008 estimated fair value
	(In millions of yen)		(In millions of yen)
Caps held	110	6%	—

In addition to the table above, we acquire loans we call “purchased loans” that have shown evidence of credit quality deterioration since origination and for which it is probable that collection of all contractually required payments from the debtors is unlikely in accordance with AICPA Statement of Position (SOP) 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”). It is difficult to estimate the timing and extent of collection for these loans. Total book value and estimated fair value of our purchased loans as of March 31, 2008 both amounted to ¥192,275 million.

We hold foreign currency-denominated assets and liabilities and deal in foreign currencies. It is our policy to match balances of foreign currency-denominated assets and liabilities as a means of hedging foreign exchange rate risk. While we do not take large marketable exposures bearing foreign exchange rate risk for trading purposes, there are cases where a certain part of our foreign currency-denominated investments are not hedged for foreign exchange rate risk.

Furthermore, surplus capital accumulated in foreign currencies at our overseas subsidiaries is translated to Japanese yen upon consolidation. The fluctuations in shareholder’s equity due to these translations hold foreign exchange rate risk.

We identified all positions subject to a change in the value of the foreign currency and calculated the potential loss in future earnings resulting from several hypothetical scenarios of 10% changes in related currencies. For fiscal 2007 and fiscal 2008, we found that the largest loss results from a scenario where the euro appreciates against the dollar. Based on these scenarios, exchange losses in future earnings were ¥1,652 million at the end of fiscal 2007 and ¥1,393 million at the end of fiscal 2008.

We have marketable equity securities held for purposes other than trading, which are subject to price risk arising from changes in their market prices. Our shareholder’s equity and net income bear risks due to changes in the market prices of these securities. To manage these risks of market price fluctuations, we assume a scenario of a 10% uniform upward and downward movement in stock prices and calculate the fair value sensitivity of our equity securities. The following table shows the sensitivity of our investments to changes in equity prices as of March 31, 2007 and 2008.

As of March 31, 2007
-10%	±0%	+10%
(In millions of yen)
¥(12,239)	¥0	¥12,239

As of March 31, 2008
-10%	±0%	+10%
(In millions of yen)
¥(10,038)	¥0	¥10,038

We are also exposed to market risks in relation to insurance policies issued by ORIX Life Insurance. All insurance policies issued by ORIX Life Insurance are denominated in yen, so fluctuations in foreign exchange rates do not cause fluctuations in the payments. These payments do not fluctuate based on market interest rates either. Our insurance policies include obligations that are based upon the occurrence of loss events. These also include insurance contract obligations that are based upon essentially financial criteria, such as insurance products that are designed partially or wholly as investment products. Changes in market interest rates may affect the fair value of our obligations under other investment-type insurance products, and may affect the present value of our expected obligations (based on actuarial determinations) under other insurance products. As mentioned above, life insurance is not included in the table of interest rate risk exposure and interest rate sensitivity.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

We changed the number of shares that constitute one unit from 100 to 10 on December 1, 2005.

Item 15. Controls and Procedures

As of March 31, 2008, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms.

There has been no change in the ORIX Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934). The internal control over financial reporting process of the ORIX Group was designed by, or under the supervision of, the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

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

The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2008 by using the criteria set forth in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2008.

The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA & Co., an independent registered public accounting firm, who also audited our financial statements as of and for the year ended March 31, 2008, as stated in their audit report which is included in Item 18 (page F-3).

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

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2007 and 2008, our auditors (including Japanese and overseas affiliates of KPMG AZSA & Co.) billed us ¥1,172 million and ¥1,404 million for direct audit fees, respectively.

AUDIT-RELATED FEES

In fiscal 2007 and 2008, our auditors billed us ¥48 million and ¥82 million for audit-related services, including services related to due diligence, respectively.

TAX FEES

In fiscal 2007 and 2008, our auditors billed us ¥57 million and ¥69 million for tax-related services, including tax compliance and tax advice, respectively.

ALL OTHER FEES

In fiscal 2007 and 2008, our auditors billed us ¥20 million and ¥3 million, respectively, for other products and services which primarily consisted of advisory services.

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

Item 16D. Exemptions from the Listing Standards for the Audit Committee

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Fiscal 2008	(a) Total number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Unit) (2)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum Number (or Approximate Yen Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
April 2 to 30	62	¥31,129	0	¥0
May 1 to 31	13	32,892	0	0
June 1 to 29	71	32,018	0	0
July 2 to 31	27	31,282	0	0
August 1 to 31	10	26,320	0	0
September 3 to 28	2	23,570	0	0
October 1 to 31	28	25,916	0	0
November 1 to 30	577,447	19,590	577,430	18,688,020,600
December 3 to 28	883,082	22,002	850,920	0
January 1 to 31	26	17,308	0	0
February 1 to 29	29	16,640	0	0
March 3 to 31	21	14,856	0	0
Total	1,509,819	20,742	0	¥0

Notes: (1)	One unit of the Shares is comprised of 10 Shares. The number of shares constituting one unit was reduced from 100 to 10 on December 1, 2005. Each unit of Shares has one vote. A holder who owns Shares in other than a multiple of 10 will own less than a whole unit (i.e., for the portion constituting fewer than 10 Shares). Under the unit share system, holders of Shares constituting less than a unit have the right to require ORIX to purchase their Shares and the right to require ORIX to sell them additional Shares to create a whole unit of 10 Shares. The most number of Shares purchased in column (a) represents Shares that ORIX purchased at the request of shareholders who held less than one unit of shares and Shares under the Acquisition of Own Share announced on November 6, 2007.
(2)	We announced another Acquisition of Own Share on March 17, 2008 and completed the acquisition of 1,800,000 shares with ¥29,290,283,900 in April 2008.

PART III

Item 17. Financial Statements

ORIX has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-71.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2007 and 2008 (page F-4)

(b)	Consolidated Statements of Income for the years ended March 31, 2006, 2007 and 2008 (page F-5)

(c)	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2006, 2007 and 2008 (page F-6)

(d)	Consolidated Statements of Cash Flows for the years ended March 31, 2006, 2007 and 2008 (page F-7)

(e)	Notes to Consolidated Financial Statements (page F-8 to F-70)

(f)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-71)

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 20, 2006 (Incorporated by reference from the annual report on Form 20F filed on July 24, 2006, commission file number 001-14856)

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 24, 2008

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on June 20, 2006 (Incorporated by reference from the annual report on Form 20F filed on July 24, 2006, commission file number 001-14856)

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics, as amended on April 26, 2005 (Incorporated by reference from the annual report on Form 20-F filed on July 15, 2005, commission file number 001-14856)

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of independent registered public accounting firm

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

Date: July 2, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2008, expressed in Japanese yen. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ORIX Corporation’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 2, 2008 expressed an unqualified opinion on the effectiveness of ORIX Corporation’s internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2008 have been translated into United States dollars solely for convenience of the reader. We have audited the translation, and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into United States dollars on the basis set forth in Note 1 (ab) to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan

July 2, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited ORIX Corporation’s (a Japanese corporation) internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on ORIX Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ORIX Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2008, expressed in Japanese yen, and our report dated July 2, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan

July 2, 2008

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2007 AND 2008

ORIX Corporation and Subsidiaries

	Millions of yen		Millions of U.S. dollars
	2007	2008	2008
ASSETS
Cash and Cash Equivalents	¥215,163	¥320,655	$3,200
Restricted Cash	121,569	143,883	1,436
Time Deposits	913	511	5
Investment in Direct Financing Leases	1,258,404	1,098,128	10,961
Installment Loans	3,490,326	3,766,310	37,592
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(89,508)	(102,007)	(1,018)
Investment in Operating Leases	862,049	1,019,956	10,180
Investment in Securities	875,581	1,121,784	11,197
Other Operating Assets	152,106	197,295	1,969
Investment in Affiliates	367,762	327,763	3,271
Other Receivables	212,324	284,286	2,837
Inventories	216,150	232,850	2,324
Prepaid Expenses	54,855	47,657	476
Office Facilities	90,682	89,533	894
Other Assets	378,811	446,366	4,455

	¥8,207,187	¥8,994,970	$89,779

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Short-Term Debt	¥1,174,391	¥1,330,147	$13,276
Deposits	446,474	470,683	4,698
Trade Notes, Accounts Payable and Other Liabilities	381,110	392,346	3,916
Accrued Expenses	122,202	112,461	1,122
Policy Liabilities	491,946	486,379	4,855
Income Taxes:
Current	75,678	65,178	651
Deferred	244,734	202,514	2,021
Security Deposits	174,196	163,872	1,636
Long-Term Debt	3,863,057	4,462,187	44,537

	6,973,788	7,685,767	76,712

Minority Interests	39,165	41,286	412

Commitments and Contingent Liabilities
Shareholders’ Equity:
Common stock:
Authorized 259,000,000 shares
Issued 91,518,194 shares in 2007 and 92,193,067 shares in 2008	98,755	102,107	1,019
Additional paid-in capital	119,402	135,159	1,349
Retained Earnings:
Legal reserve	2,220	2,220	22
Retained earnings	921,823	1,081,219	10,792
Accumulated other comprehensive income (loss)	55,253	(19,295)	(193)
Treasury stock, at cost:
284,484 shares in 2007 and 1,696,204 shares in 2008	(3,219)	(33,493)	(334)

	1,194,234	1,267,917	12,655

	¥8,207,187	¥8,994,970	$89,779

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2006, 2007 AND 2008

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Revenues:
Direct financing leases	¥96,001	¥90,272	¥78,592	$784
Operating leases	205,949	251,482	290,743	2,902
Interest on loans and investment securities	159,727	201,531	227,020	2,266
Brokerage commissions and net gains on investment securities	48,809	70,684	23,521	235
Life insurance premiums and related investment income	138,118	132,835	128,616	1,284
Real estate sales	74,943	87,178	88,445	883
Gains on sales of real estate under operating leases	8,970	22,958	16,756	167
Other operating revenues	181,415	268,020	300,361	2,998

Total revenues	913,932	1,124,960	1,154,054	11,519

Expenses:
Interest expense	58,703	80,871	106,140	1,059
Costs of operating leases	131,973	162,014	185,278	1,849
Life insurance costs	117,622	115,565	112,869	1,126
Costs of real estate sales	65,904	73,999	81,056	809
Other operating expenses	116,544	140,597	170,476	1,702
Selling, general and administrative expenses	181,279	248,587	265,863	2,654
Provision for doubtful receivables and probable loan losses	16,216	13,805	33,226	332
Write-downs of long-lived assets	8,336	1,027	1,742	17
Write-downs of securities	4,540	5,592	8,290	83
Foreign currency transaction loss (gain), net	(96)	467	(87)	(1)

Total expenses	701,021	842,524	964,853	9,630

Operating Income	212,911	282,436	189,201	1,889
Equity in Net Income of Affiliates	32,054	31,951	48,343	482
Gains on Sales of Subsidiaries and Affiliates and Liquidation Loss, net	2,732	1,962	12,222	122

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	247,697	316,349	249,766	2,493
Provision for Income Taxes	96,247	126,320	98,984	988

Income before Minority Interests in Earnings of Subsidiaries	151,450	190,029	150,782	1,505
Minority Interests in Earnings of Subsidiaries, net	3,257	4,844	3,918	39

Income from Continuing Operations	148,193	185,185	146,864	1,466

Discontinued Operations:
Income from discontinued operations, net	29,459	17,710	36,431	364
Provision for income taxes	(11,264)	(6,962)	(14,631)	(146)

Discontinued operations, net of applicable tax effect	18,195	10,748	21,800	218

Income before Extraordinary Gain	166,388	195,933	168,664	1,684
Extraordinary Gain, net of applicable tax effect	—	573	933	9

Net Income	¥166,388	¥196,506	¥169,597	$1,693

	Yen			U.S. dollars
Amounts per Share of Common Stock:
Basic:
Income from continuing operations	¥1,677.88	¥2,051.67	¥1,611.23	$16.08
Discontinued operations	206.01	119.08	239.16	2.39
Extraordinary gain	—	6.35	10.24	0.10
Net income	1,883.89	2,177.10	1,860.63	18.57
Diluted:
Income from continuing operations	1,596.31	1,980.93	1,575.91	15.73
Discontinued operations	193.99	113.93	231.97	2.31
Extraordinary gain	—	6.07	9.93	0.10
Net income	1,790.30	2,100.93	1,817.81	18.14
Cash Dividends	40.00	90.00	130.00	1.30

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2006, 2007 AND 2008

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Common Stock:
Beginning balance	¥73,100	¥88,458	¥98,755	$986
Exercise of warrants and stock acquisition rights	2,829	2,259	991	10
Conversion of convertible bond	12,529	8,038	2,361	23

Ending balance	88,458	98,755	102,107	1,019

Additional Paid-in Capital:
Beginning balance	91,045	106,729	119,402	1,192
Exercise of warrants, stock acquisition rights and stock options	2,831	2,257	986	10
Conversion of convertible bond	12,528	6,250	1,848	18
Compensation cost of stock options	—	3,515	2,150	21
Share swap merger	—	—	10,215	102
Other, net	325	651	558	6

Ending balance	106,729	119,402	135,159	1,349

Legal Reserve:
Beginning balance	2,220	2,220	2,220	22

Ending balance	2,220	2,220	2,220	22

Retained Earnings:
Beginning balance	570,494	733,386	921,823	9,201
Cash dividends	(3,496)	(8,092)	(11,863)	(118)
Net income	166,388	196,506	169,597	1,693
Capital transactions of equity-method investee	—	—	1,641	16
Other, net	—	23	21	0

Ending balance	733,386	921,823	1,081,219	10,792

Accumulated Other Comprehensive Income (Loss):
Beginning balance	(1,873)	27,603	55,253	551
Net change of unrealized gains on investment in securities	10,706	22,138	(36,708)	(366)
Net change of defined benefit pension plans	—	—	(7,727)	(77)
Net change of minimum pension liability adjustments	458	(5)	—	—
Adjustment to initially apply FASB Statement No. 158	—	4,241	—	—
Net change of foreign currency translation adjustments	13,478	3,512	(31,182)	(311)
Net change of unrealized gains on derivative instruments	4,834	(2,236)	1,069	10

Ending balance	27,603	55,253	(19,295)	(193)

Treasury Stock:
Beginning balance	(7,653)	(4,750)	(3,219)	(32)
Exercise of stock options	3,025	1,518	190	2
Acquisition of treasury stock	—	—	(30,749)	(307)
Other, net	(122)	13	285	3

Ending balance	(4,750)	(3,219)	(33,493)	(334)

Total Shareholders’ Equity:
Beginning balance	727,333	953,646	1,194,234	11,920
Increase, net	226,313	240,588	73,683	735

Ending balance	¥953,646	¥1,194,234	¥1,267,917	$12,655

Summary of Comprehensive Income:
Net income	¥166,388	¥196,506	¥169,597	$1,693
Other comprehensive income (loss)	29,476	23,409	(74,548)	(744)

Comprehensive income	¥195,864	¥219,915	¥95,049	$949

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2006, 2007 AND 2008

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Cash Flows from Operating Activities:
Net income	¥166,388	¥196,506	¥169,597	$1,693
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	133,587	151,624	168,767	1,684
Provision for doubtful receivables and probable loan losses	16,216	13,805	33,226	332
Decrease in policy liabilities	(47,172)	(11,762)	(5,567)	(56)
Deferred tax provision (benefit)	29,625	8,730	(10,466)	(104)
Gains from securitization transactions	(7,139)	(7,762)	(3,481)	(35)
Equity in net income of affiliates	(32,054)	(31,951)	(48,343)	(482)
Gains on sales of subsidiaries and affiliates and liquidation losses	(2,732)	(1,962)	(12,222)	(122)
Extraordinary gain	—	(573)	(933)	(9)
Minority interests in earnings of subsidiaries, net	3,257	4,844	3,918	39
Gains on sales of available-for-sale securities	(10,385)	(49,262)	(7,563)	(75)
Gains on sales of real estate under operating leases	(8,970)	(22,958)	(16,756)	(167)
Gains on sales of operating lease assets other than real estate	(7,184)	(12,105)	(15,217)	(152)
Write-downs of long-lived assets	8,336	1,027	1,742	17
Write-downs of securities	4,540	5,592	8,290	83
Decrease (increase) in restricted cash	(119,202)	51,299	(23,219)	(232)
Increase in loans held for sale	—	(52,811)	(23,721)	(237)
Decrease (increase) in trading securities	(9,091)	11,248	3,275	33
Increase in inventories	(56,596)	(85,899)	(19,606)	(196)
Increase in prepaid expenses	(2,316)	(13,708)	(403)	(4)
Increase (decrease) in accrued expenses	2,755	36,594	(4,591)	(46)
Increase (decrease) in security deposits	48,597	21,182	(6,289)	(63)
Other, net	25,543	14,430	(34,151)	(341)

Net cash provided by operating activities	136,003	226,128	156,287	1,560

Cash Flows from Investing Activities:
Purchases of lease equipment	(1,136,538)	(1,031,591)	(1,088,237)	(10,862)
Principal payments received under direct financing leases	670,781	610,780	546,964	5,459
Net proceeds from securitization of lease receivables, loan receivables and securities	194,806	275,998	174,922	1,746
Installment loans made to customers	(1,834,192)	(2,173,322)	(2,267,527)	(22,632)
Principal collected on installment loans	1,200,337	1,554,422	1,893,172	18,896
Proceeds from sales of operating lease assets	130,992	158,396	229,065	2,286
Investment in affiliates, net	10,754	(6,000)	(30,350)	(303)
Proceeds from sales of investment in affiliates	18,500	7,905	102,383	1,022
Purchases of available-for-sale securities	(201,123)	(254,044)	(595,445)	(5,943)
Proceeds from sales of available-for-sale securities	166,251	105,829	187,095	1,867
Proceeds from redemption of available-for-sale securities	38,706	39,252	127,084	1,269
Purchases of other securities	(34,634)	(76,710)	(90,088)	(899)
Proceeds from sales of other securities	23,142	73,316	46,964	469
Purchases of other operating assets	(25,630)	(50,238)	(38,922)	(388)
Proceeds from sales of other operating assets	6,452	7,668	1,324	13
Acquisitions of subsidiaries, net of cash acquired	(38,837)	(19,270)	(15,220)	(152)
Sales of subsidiaries, net of cash disposed	2,664	3,019	3,948	39
Other, net	8,212	(27,688)	(25,463)	(254)

Net cash used in investing activities	(799,357)	(802,278)	(838,331)	(8,367)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	326,285	(111,360)	(69,644)	(695)
Proceeds from debt with maturities longer than three months	2,102,054	2,230,830	2,777,541	27,723
Repayment of debt with maturities longer than three months	(1,697,828)	(1,655,581)	(1,920,865)	(19,172)
Net increase in deposits due to customers	16,628	93,175	24,695	246
Issuance of common stock	5,975	4,516	1,977	20
Dividends paid	(3,496)	(8,092)	(11,863)	(118)
Net increase (decrease) in call money	10,000	(10,000)	21,500	214
Acquisition of treasury stock	—	—	(30,749)	(307)
Other, net	2,910	1,526	374	4

Net cash provided by financing activities	762,528	545,014	792,966	7,915

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,302	443	(5,430)	(55)

Net Increase (Decrease) in Cash and Cash Equivalents	100,476	(30,693)	105,492	1,053

Cash and Cash Equivalents at Beginning of Year	145,380	245,856	215,163	2,147

Cash and Cash Equivalents at End of Year	¥245,856	¥215,163	¥320,655	$3,200

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

The accompanying consolidated financial statements have been prepared in conformity with US GAAP and, therefore, reflect certain adjustments to these company’s books and records. The principal adjustments relate to accounting for direct financing leases, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition cost, calculation of insurance policy liabilities, accounting for goodwill and intangible assets resulting from business combinations, accounting for pension plans, and a reflection of the income tax effect on such adjustments and reclassification of discontinued operations.

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

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified nine areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (f)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (g)), the determination of impairment of long-lived assets (see (h)), the determination of impairment of investment in securities (see (i)), the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions (see (j)), assessment and measurement of effectiveness in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

hedging relationship using derivative financial instruments (see(l)), the determination of benefit obligation and net periodic pension cost (see (m)), and the determination of impairment of goodwill and intangible assets not subject to amortization(see (w)).

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

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is depending upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct cost is computed using the interest method.

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

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal.

Interest payments received on loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely are recognized on cash basis method or recorded as reductions of principal if the timing and amount of cash flows expected to be collected are reasonably unable to be estimated.

Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against past due interest until qualifying for a return to accrual status and then any surpluses are taken to income.

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

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, and medical insurance. Computation of policy liabilities necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. The average rates of assumed investment yields are 2.0%, 2.1% and 1.5% for fiscal 2006, 2007 and 2008, respectively. A life insurance subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

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

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and the value of underlying collateral and guarantees. Generally, the valuation allowance for large balance non-homogeneous loans is individually assessed to determine whether the loan is impaired. If the loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loan if the loan is collateral-dependent. The allowance for losses on smaller-balance homogeneous loans, including individual housing loans and card loans which are not restructured, and lease receivables, is collectively evaluated, considering current economic conditions and trends, the value of underlying collateral and guarantees, prior charge-off experience, delinquencies and non-accruals.

Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal.

(h) Impairment of long-lived assets

The Company and its subsidiaries have followed FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No. 144, long-lived assets to be held and used in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

operations, including tangible assets and intangible assets being amortized, consisting primarily of real estate development projects, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to estimated fair value if lower than the carrying amount. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(i) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost and under equity method.

Generally, the Company and its subsidiaries recognize losses related to available-for-sale equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In addition, the Company and its subsidiaries recognize losses related to available-for-sale securities in certain other situations. The Company and its subsidiaries charge against income losses related to available-for-sale debt securities in situations where it is considered that the decline in the fair value of a debt security is other than temporary because there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. Moreover, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within the next six months. In addition, the Company and its subsidiaries reduce the carrying value of other security to the fair value and charge against income losses related to other securities in situations where it is considered that the decline in the value of other security is other than temporary.

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

In fiscal 2008, the Company and its subsidiaries adopted FASB Interpretation No. 48 (“Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”) (see (ae)). According to the interpretation, the Company and its subsidiaries recognize the financial statement effects of a tax position taken

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

(k) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and special-purpose entities that issue asset-backed beneficial interests and securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion sold and the portion that continues to be held, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.

Interests that continue to be held include senior interests, subordinated interests and cash collateral account. Interests that continue to be held are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of interests that continue to be held is other than temporary, the Company and its subsidiaries consider the value of the interests that continue to be held to be impaired and record a write-down of the interests that continue to be held to fair value.

Fair values of interests that continue to be held are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss rate, discount rate and prepayment rate.

(l) Derivative financial instruments

The Company and its subsidiaries apply FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”) and all derivatives held by the Company and its subsidiaries are recognized on the balance sheet at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the income statement. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the income statement, or recorded in other comprehensive income (loss).

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company and its subsidiaries also apply the recognition and disclosure provisions of FASB Statement No. 158 (“Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)”), and recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(n) Stock-based compensation

The Company and its subsidiaries apply FASB Statement No. 123 (revised 2004) (FASB Statement 123(R)) (“Share-Based Payment”). FASB Statement 123(R) superseded APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) and replaced FASB Statement No. 123 (“Accounting for Stock-Based Compensation”), and requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

As a result of a revision to the Code before amendment effective on October 1, 2001 and Company Law implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2008 would have increased by approximately ¥24,674 million ($246 million), with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

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

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥16,035 million and ¥17,838 million ($178 million) as of March 31, 2007 and 2008, respectively. Estimated useful lives range up to 50 years for buildings, up to 56 years for land improvement and up to 20 years for others.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets, and accrued assets of sold receivables.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2007 and 2008, advance and/or progress payments were ¥200,840 million and ¥210,312 million ($2,099 million), respectively, and finished goods were ¥15,310 million and ¥22,538 million ($225 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

A certain subsidiary recorded ¥5,222 million ($52 million) of write-downs principally for advance and/or progress payments for development of residential condominiums for sale, resulting from an increase in development costs. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥34,724 million and ¥35,857 million ($358 million) as of March 31, 2007 and 2008, respectively. Estimated useful lives range up to 62 years for buildings and fixtures and up to 20 years for machinery and equipment.

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

FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are no longer amortized but tested at least annually for impairment. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”).

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include derivative payables and guarantee liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥69 million, ¥636 million and ¥2,345 million ($23 million) in fiscal 2006, 2007 and 2008, respectively, related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2006, 2007 and 2008 are ¥12,465 million, ¥13,664 million and ¥14,004 million ($140 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(aa) Discontinued operations

The Company and its subsidiaries have followed FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No.144, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units, and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for the presented periods were reclassified in the accompanying consolidated statements of income.

(ab) Financial statements presentation in U.S. dollars

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2008, which was ¥100.19 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

Furthermore, the Company and its subsidiaries apply EITF Issue No. 04-8 (“The Effect of Contingently Convertible Instruments on Diluted Earnings per Share”) to Liquid Yield Option NotesTM.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

In December 2007, FASB Statement No. 141 (revised 2007) (“Business Combinations”) was issued. This Statement requires the acquiring entity in a business combination to recognize the full fair value of assets acquired, liabilities assumed and noncontrolling interest in the transaction at the acquisition date (whether a full or partial acquisition); requires expensing of acquisition-related transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the fiscal years beginning on or after December 15, 2008. Generally, the effect on the Company and its subsidiaries’ results of operations or financial position on this Statement will depend on future acquisitions.

In December 2007, FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”) was issued. This Statement requires noncontrolling interests in subsidiaries to be classified as a separate component of equity. Under this Statement, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Statement will have on the Company and its subsidiaries’ results of operations or financial position.

In March 2008, FASB Statement No. 161 (“Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”) was issued. This Statement requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”), and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flow. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objective for using derivative instruments. This Statement is effective for fiscal years and interim periods beginning after November 15, 2008. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

(af) Reclassifications

Certain amounts in fiscal 2006 and 2007 consolidated financial statements have been reclassified to conform to fiscal 2008 presentation.

2. Acquisitions

During fiscal 2006, the Company and its subsidiaries acquired entities for a total cost of ¥73,454 million, which was paid in cash of ¥54,306 million and its subsidiary’s common stocks of ¥19,148 million. Goodwill recognized in these transactions amounted to ¥46,950 million, which is not deductible for income tax calculation purposes. Acquired intangible assets other than goodwill recognized in these transactions amounted to ¥22,753 million, including ¥22,579 million for the trade name. Acquisitions were made in line with the Company’s plans to expand its operations in The Americas, Real Estate-Related Finance, Real Estate and Other segments.

During fiscal 2007, the Company and its subsidiaries acquired entities for a total cost of ¥57,941 million, which was mainly paid in cash. Goodwill recognized in these transactions amounted to ¥18,600 million, which is not deductible for income tax calculation purposes. Acquired intangible assets other than goodwill recognized in these transactions amounted to ¥4,253 million, which mainly consist of ¥1,312 million for real estate management service contracts that has an amortization period of 19 years and ¥1,007 million for the trade name that has an indefinite useful life. In accordance with the finalization of purchase price allocation during fiscal 2008, the amount of goodwill was adjusted to ¥12,423 million and the amount of acquired intangible assets other than goodwill recognized in these transaction was adjusted to ¥6,871 million, which mainly consist of ¥2,117 million for customer relationship that has an amortization period of 15 years, ¥1,312 million for real estate management service contracts that has an amortization period of 19 years and ¥1,138 million for the trade name that has an indefinite useful life. Acquisitions were mainly made in line with the Company’s plans to expand its operations in Real Estate segment.

During fiscal 2008, the Company and its subsidiaries acquired entities for a total cost of ¥35,476 million ($354 million), which was paid in cash of ¥25,261 million ($252 million) and the Company’s common stocks of ¥10,215 million ($102 million). Goodwill recognized in these transactions amounted to ¥14,314 million ($143 million), which is not deductible for income tax calculation purposes. Acquired intangible assets other than goodwill recognized in these transactions amounted to ¥388 million ($4 million). The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. Thus, the amount of the goodwill could possibly be adjusted upon completion of the purchase price allocation. Acquisitions were mainly made in line with the Company’s plans to expand its operations in Real Estate segment.

The segment in which goodwill is allocated is disclosed in Note 12 “Goodwill and Other Intangible Assets”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

3. Cash Flow Information

Cash payments during fiscal 2006, 2007 and 2008 are as follows:

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Cash payments:
Interest	¥65,812	¥88,671	¥113,941	$1,137
Income taxes	57,920	94,718	142,751	1,425

Non-cash investing and financing activities are excluded from the consolidated statements of cash flows. As non-cash investing activities, the Company and its subsidiaries assumed ¥50,567 million, ¥12,468 million and ¥19,957 million ($199 million) of liabilities in connection with acquisitions in fiscal 2006, 2007 and 2008, respectively. In addition, subsidiary’s common stocks of ¥19,148 million and the Company’s common stocks of ¥10,215 million ($102 million) were exchanged in connection with an acquisition in fiscal 2006 and 2008, respectively. As non-cash financing activities, ¥25,057 million, ¥14,288 million and ¥4,209 million ($42 million) of convertible bonds were converted to common stocks in fiscal 2006, 2007 and 2008, respectively.

4. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2007 and 2008 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2007	2008	2008
Minimum lease payments receivable	¥1,350,622	¥1,186,581	$11,844
Estimated residual value	55,983	57,581	575
Initial direct costs	13,295	11,015	110
Unearned lease income	(161,496)	(157,049)	(1,568)

	¥1,258,404	¥1,098,128	$10,961

Minimum lease payments receivable are due in periodic installments through fiscal 2028. At March 31, 2008, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2009	¥434,705	$4,339
2010	300,384	2,998
2011	196,852	1,965
2012	102,531	1,024
2013	50,190	501
Thereafter	101,919	1,017

Total	¥1,186,581	$11,844

Gains and losses from the disposition of direct financing lease assets were not significant for fiscal 2006, 2007 and 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

5. Investment in Operating Leases

Investment in operating leases at March 31, 2007 and 2008 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2007	2008	2008
Transportation equipment	¥529,654	¥578,988	$5,779
Measuring equipment and personal computers	173,336	180,835	1,805
Real estate and other	477,351	594,169	5,930

	1,180,341	1,353,992	13,514
Accumulated depreciation	(337,946)	(350,584)	(3,499)

Net	842,395	1,003,408	10,015
Rental receivables	19,654	16,548	165

	¥862,049	¥1,019,956	$10,180

Gains and losses from the disposition of real estate under operating lease assets are disclosed separately as gains on sales of real estate under operating leases or discontinued operations in the accompanying consolidated statements of income.

For fiscal 2006, 2007 and 2008, gains from the disposition of assets under operating leases other than real estate are ¥7,184 million, ¥12,105 million and ¥15,217 million ($152 million), respectively, and are included in operating lease revenues.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Costs of depreciation and various expenses for fiscal 2006, 2007 and 2008 are as follows:

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Depreciation	¥99,732	¥119,980	¥137,523	$1,373
Various expenses	32,241	42,034	47,755	476

	¥131,973	¥162,014	¥185,278	$1,849

The operating lease contracts include non-cancelable lease terms ranging from one month to 20 years. The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2009	¥132,378	$1,321
2010	90,093	899
2011	57,887	578
2012	32,953	329
2013	16,180	161
Thereafter	26,183	262

Total	¥355,674	$3,550

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

6. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2007 and 2008 is as follows:

	Millions of yen		Millions of U.S. dollars
	2007	2008	2008
Borrowers in Japan:
Consumer—
Housing loans	¥627,659	¥661,911	$6,606
Card loans	335,288	343,963	3,433
Other	92,666	59,638	596

	1,055,613	1,065,512	10,635

Corporate—
Real estate companies	620,946	844,985	8,434
Commercial, industrial and other companies	1,302,595	1,318,621	13,162

	1,923,541	2,163,606	21,596

	2,979,154	3,229,118	32,231

Overseas corporate, industrial and other borrowers	304,391	330,544	3,299
Purchased loans*	191,959	192,275	1,919
Loan origination costs, net	14,822	14,373	143

	¥3,490,326	¥3,766,310	$37,592

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtor is unlikely and consist mainly of housing loans, loans to real estate companies and commercial, industrial and other companies in Japan.

Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

At March 31, 2008, the contractual maturities of installment loans except purchased loans and loan origination costs for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2009	¥882,597	$8,810
2010	554,242	5,532
2011	496,252	4,953
2012	345,096	3,445
2013	357,315	3,566
Thereafter	924,160	9,224

Total	¥3,559,662	$35,530

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥147,287 million, ¥181,972 million and ¥204,577 million ($2,042 million) for fiscal 2006, 2007 and 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain loans, which the Company has the intent and ability to sell or securitize to outside parties in the foreseeable future, are considered held-for-sale and are carried at the lower of cost or market value determined on an individual basis. These loans held for sale are included in installment loans and the outstanding balances of these loans as of March 31, 2007 and 2008 are ¥52,811 million and ¥97,317 million ($971 million), respectively.

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

Purchased loans acquired by the Company and its subsidiaries are generally characterized by extended period of non-performance by the borrower which result in limited or no expectation of further performance by the borrower except through liquidation of collateral. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment, or arrangement of evacuation of the property after foreclosure, or the sale of such loans to third parties. In some cases, the Company and its subsidiaries may employ a number of these strategies to maximize collateral realization. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The carrying amounts of these purchased loans were ¥191,959 million and ¥192,275 million ($1,919 million) as of March 31, 2007 and 2008 and the fair value at the acquisition date of these purchased loans acquired during fiscal 2007 and 2008 were ¥135,746 million and ¥77,950 ($778 million), respectively.

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥14,765 and ¥14,594 million ($146 million) as of March 31, 2007 and 2008.

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2006, 2007 and 2008 are as follows:

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Beginning balance	¥5,498	¥8,028	¥8,519	$85
Provisions charged to income	3,244	1,545	1,414	14
Charge-offs	(732)	(1,049)	(1,316)	(13)
Other*	18	(5)	(38)	(0)

Ending balance	¥8,028	¥8,519	¥8,579	$86

*	Other includes foreign currency translation adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

7. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2006, 2007 and 2008 are as follows:

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Beginning balance	¥115,250	¥97,002	¥89,508	$893
Provisions charged to income	16,216	13,805	33,226	332
Charge-offs	(37,258)	(23,389)	(20,310)	(203)
Recoveries	1,127	2,059	1,742	17
Other*	1,667	31	(2,159)	(21)

Ending balance	¥97,002	¥89,508	¥102,007	$1,018

*	Other includes foreign currency translation adjustments and amounts reclassified to discontinued operations.

The balance of the allowance broken down into investment in direct financing leases and installment loans at March 31, 2007 and 2008 is as follows:

	Millions of yen		Millions of U.S. dollars
	2007	2008	2008
Balance of allowance related to:
Investment in direct financing leases	¥25,545	¥25,481	$254
Installment loans	63,963	76,526	764

Total	¥89,508	¥102,007	$1,018

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

The recorded investments in loans considered impaired are ¥100,589 million and ¥165,283 million ($1,650 million) as of March 31, 2007 and 2008, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥67,934 million and ¥108,921 million ($1,087 million) as of March 31, 2007 and 2008, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥29,189 million and ¥38,081 million ($380 million) as of March 31, 2007 and 2008, respectively. This valuation allowance is included in the allowance for doubtful

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets. The recorded investments in loans considered impaired above include purchased loans considered impaired as described in Note 6.

The average recorded investments in impaired loans for fiscal 2006, 2007 and 2008 were ¥84,803 million, ¥91,037 million and ¥126,789 million ($1,265 million), respectively.

The Company and its subsidiaries recognized interest income on impaired loans of ¥1,771 million, ¥2,388 million and ¥5,103 million ($51 million), and collected in cash interest on impaired loans of ¥1,455 million, ¥1,752 million and ¥3,428 million ($34 million) in fiscal 2006, 2007 and 2008, respectively.

The Company and its subsidiaries use 90 days for suspending recognition of income from direct financing leases and loans (see Note 1(e)).

As of March 31, 2007 and 2008, the balances of direct financing leases on non-accrual status were ¥21,149 million and ¥22,637 million ($226 million), and the balances of smaller-balance homogeneous loans on non-accrual status were ¥12,656 million and ¥15,333 million ($153 million), respectively.

8. Investment in Securities

Investment in securities at March 31, 2007 and 2008 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2007	2008	2008
Trading securities	¥45,912	¥34,535	$345
Available-for-sale securities	649,897	884,777	8,831
Other securities	179,772	202,472	2,021

Total	¥875,581	¥1,121,784	$11,197

Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 20).

For fiscal 2006, 2007 and 2008, net unrealized holding gains and losses on trading securities were gains of ¥1,901 million, gains of ¥6,649 million and losses of ¥5,264 million ($53 million), respectively.

During fiscal 2006 and 2007, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥169,532 million and ¥118,727 million, respectively, resulting in gross realized gains of ¥12,216 million and ¥50,009 million, respectively, and gross realized losses of ¥1,185 million and ¥368 million, respectively. During fiscal 2008, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥198,584 million ($1,982 million), resulting in gross realized gains of ¥8,534 million ($85 million) and gross realized losses of ¥333 million ($3 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2006, 2007 and 2008, the Company and its subsidiaries charged losses on securities of ¥4,540 million, ¥5,592 million and ¥8,290 million ($83 million), respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥78,355 and ¥106,652 million ($1,064 million) at March 31, 2007 and 2008. Investments with an aggregate cost of ¥76,328 and ¥104,931 million ($1,047 million) were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investment.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at March 31, 2007 and 2008 are as follows:

March 31, 2007

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥1,200	¥74	¥(14)	¥1,260
Japanese prefectural and foreign municipal bond securities	27,376	45	(256)	27,165
Corporate debt securities	254,648	1,743	(1,547)	254,844
Mortgage-backed and other asset-backed securities	232,059	12,324	(147)	244,236
Equity securities	39,964	83,307	(879)	122,392

	¥555,247	¥97,493	¥(2,843)	¥649,897

March 31, 2008

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥26,599	¥167	¥(9)	¥26,757
Japanese prefectural and foreign municipal bond securities	42,341	587	(2)	42,926
Corporate debt securities	252,305	3,375	(3,162)	252,518
Mortgage-backed and other asset-backed securities	456,347	7,729	(1,876)	462,200
Equity securities	54,701	49,848	(4,173)	100,376

	¥832,293	¥61,706	¥(9,222)	¥884,777

March 31, 2008

	Millions of U.S. dollars
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	$265	$2	$(0)	$267
Japanese prefectural and foreign municipal bond securities	423	6	(0)	429
Corporate debt securities	2,518	33	(31)	2,520
Mortgage-backed and other asset-backed securities	4,555	77	(19)	4,613
Equity securities	546	498	(42)	1,002

	$8,307	$616	$(92)	$8,831

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2007 and 2008, respectively:

March 31, 2007

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	¥—	¥—	¥977	¥(14)	¥977	¥(14)
Japanese prefectural and foreign municipal bond securities	4,171	(14)	18,127	(242)	22,298	(256)
Corporate debt securities	23,534	(81)	127,244	(1,466)	150,778	(1,547)
Mortgage-backed and other asset-backed securities	17,869	(86)	8,195	(61)	26,064	(147)
Equity securities	3,151	(862)	75	(17)	3,226	(879)

	¥48,725	¥(1,043)	¥154,618	¥(1,800)	¥203,343	¥(2,843)

March 31, 2008

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	¥1,018	¥(9)	¥—	¥—	¥1,018	¥(9)
Japanese prefectural and foreign municipal bond securities	853	(1)	703	(1)	1,556	(2)
Corporate debt securities	56,091	(1,786)	54,147	(1,376)	110,238	(3,162)
Mortgage-backed and other asset-backed securities	43,238	(1,604)	7,631	(272)	50,869	(1,876)
Equity securities	17,216	(4,131)	278	(42)	17,494	(4,173)

	¥118,416	¥(7,531)	¥62,759	¥(1,691)	¥181,175	¥(9,222)

March 31, 2008

	Millions of U.S. dollars
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	$10	$(0)	$—	$—	$10	$(0)
Japanese prefectural and foreign municipal bond securities	9	(0)	7	(0)	16	(0)
Corporate debt securities	560	(17)	540	(14)	1,100	(31)
Mortgage-backed and other asset-backed securities	432	(16)	76	(3)	508	(19)
Equity securities	172	(42)	3	(0)	175	(42)

	$1,183	$(75)	$626	$(17)	$1,809	$(92)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Approximately 360 and 300 investment positions were in an unrealized loss position as of March 31, 2007 and 2008, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates and credit spreads and market trends. As part of its ongoing monitoring process, management has concluded that none of these securities were other-than-temporarily impaired at March 31, 2007 and 2008, respectively. The Company and its subsidiaries have the ability and intent to hold these securities for time sufficient to cover their amortized costs.

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities held at March 31, 2008:

	Millions of yen		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	¥70,147	¥69,335	$700	$692
Due after one to five years	461,882	462,125	4,610	4,612
Due after five to ten years	154,443	158,523	1,542	1,582
Due after ten years	91,120	94,418	909	943

	¥777,592	¥784,401	$7,761	$7,829

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥12,440 million, ¥19,559 million and ¥22,443 million ($224 million) for fiscal 2006, 2007 and 2008, respectively.

9. Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans, housing loans and other) and investment in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets.

The Company and its subsidiaries account for the transfer of the financial assets as the sale to the extent that consideration other than beneficial interests in the transferred financial assets is received in exchange when control over the financial assets is surrendered. In addition, the Company and its subsidiaries are not required to consolidate these SPEs if they are qualifying SPEs as defined in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”) or the Company and its subsidiaries are not primary beneficiaries of the SPEs pursuant to FASB Interpretation No. 46 (revised December

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

2003) (“Consolidation of Variable Interest Entities”). The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization.

Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests. The Company and its subsidiaries periodically estimate the fair value of these interests that continue to be held and test whether the interests that continue to be held are recoverable.

During fiscal 2006, 2007 and 2008, certain information with respect to these transactions accounted for as sales is as follows:

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Direct financing leases:
Balance sold	¥108,973	¥167,567	¥116,445	$1,162
Gains on sales	4,733	4,237	1,688	17
Interests that continue to be held	25,809	26,608	17,074	170
Installment loans:
Balance sold	76,043	88,150	59,161	590
Gains on sales	1,776	3,146	1,155	12
Interests that continue to be held	4,976	19,495	7,253	72
Investment in securities:
Balance sold	2,651	12,519	10,851	108
Gains on sales	630	379	638	7
Interests that continue to be held	—	4,207	830	8

Regarding securitizations of direct financing lease receivables, for fiscal 2006, 2007 and 2008, revenues from interests that continue to be held of ¥7,217 million, ¥6,484 million and ¥6,826 million ($68 million), respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from interests that continue to be held of ¥8,909 million, ¥1,715 million and ¥2,365 million ($24 million) for fiscal 2006, 2007 and 2008, respectively, are included in interest on loans and investment securities in the consolidated statements of income. Regarding securitizations of investment in securities, revenues from interests that continue to be held of ¥4,312 million, ¥4,141 million and ¥3,902 million ($39 million) for fiscal 2006, 2007 and 2008, respectively, are included in interest on loans and investment securities in the consolidated statements of income.

As of March 31, 2006, 2007 and 2008, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Economic assumptions used in measuring the interests that continue to be held related to securitization transactions completed during fiscal 2006, 2007 and 2008 are as follows:

	2006				2007					2008
	Direct financing leases	Installment loans		Investment in securities	Direct financing leases	Installment loans			Investment in securities	Direct financing leases	Installment loans		Investment in securities
		Commercial mortgage loans	Mortgage loans for individuals			Commercial mortgage loans	Mortgage loans for individuals	Others*			Commercial mortgage loans	Mortgage loans for individuals
	%	%	%	%	%	%	%	%	%	%	%	%	%
Expected credit loss	1.34-1.36	0.98-1.77	0.57	0.00	0.29-1.36	1.04-5.00	1.05-1.18	—	2.19-5.00	0.20-1.27	5.04-5.25	0.59	5.04-5.25
Discount rate	3.07-5.86	1.63-1.97	5.50	9.00	3.40-6.61	1.25-2.46	0.99-1.12	8.57-8.85	0.50-8.51	2.23-9.80	2.71-2.76	1.75	2.71-9.04
Annual prepayment rate	5.82-5.98	22.07-28.85	0.79	0.00	1.36-6.02	20.67-32.74	7.06-7.26	—	20.67-34.89	2.00-4.92	22.19-23.43	4.48	22.19-23.43

*	With respect to others, certain subsidiary did not separate assumptions for expected credit loss and prepayment rate but considered the effect of expected credit loss and prepayment in estimating discount rate.

Interests that continue to be held from securitization transactions are recorded in the consolidated balance sheet at March 31, 2008. Key economic assumptions used in measuring the fair value of them, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

2008
Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Others*	Investment in securities

Expected credit loss	0.19%-1.46%	0.35%-5.50%	0.59%-0.97%	—	1.54%-5.50%
Discount rate	2.12%-10.83%	0.92%-2.99%	2.41%-6.25%	8.77%	0.92%-9.00%
Annual prepayment rate	0.21%-6.22%	24.60%-32.03%	0.93%-5.39%	—	30.73%-32.03%

	Millions of yen					Millions of U.S. dollars
		Installment loans					Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Others	Investment in securities	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Others	Investment in securities
Fair value of interests that continue to be held	¥68,131	¥6,561	¥24,796	¥6,660	¥36,214	$680	$65	$247	$66	$361
Book value of the interests that continue to be held	61,220	6,527	23,501	6,660	35,669	611	65	235	66	356
Weighted average life (in years)	2.9-3.7	2.3	14.2-26.5	0.1	2.0-4.3	2.9-3.7	2.3	14.2-26.5	0.1	2.0-4.3
Expected credit loss:
+10%	577	33	38	—	18	6	0	0	—	0
+20%	1,166	66	65	—	35	12	1	1	—	0
Discount rate:
+10%	731	20	622	1,026	629	7	0	6	10	6
+20%	1,448	39	1,206	1,115	1,223	14	0	12	11	12
Prepayment rate:
+10%	161	610	234	—	72	2	6	2	—	1
+20%	320	701	449	—	87	3	7	4	—	1

These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the interest that continue to be held is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain cash flows received from/paid to SPEs for all securitization activities in fiscal 2006, 2007 and 2008 are summarized as follows:

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Proceeds from new securitizations	¥194,806	¥265,188	¥188,035	$1,877
Servicing fees received	323	290	422	4
Cash flows received on interests that continue to be held	47,625	37,923	24,096	241
Repurchases of ineligible assets	(20,952)	(13,410)	(12,757)	(127)

Quantitative information about delinquencies, net credit losses, and components of financial assets sold on securitization and other assets managed together as of March 31, 2007 and 2008 are as follows:

March 31, 2007

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,514,820	¥21,149	¥7,121
Installment loans	3,644,683	113,245	14,209

Total assets managed or sold on securitization	5,159,503	¥134,394	¥21,330

Less: assets sold on securitization	(410,773)

Assets held in portfolio	¥4,748,730

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2007, are ¥444,051 million but the assets of ¥33,278 million, of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

The total assets of investment securities sold on securitization, as of March 31, 2007, are ¥41,535 million and not included in the table above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2008

	Millions of yen			Millions of dollars
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,357,916	¥22,637	¥8,085	$13,553	$226	$81
Installment loans	3,918,518	180,616	10,483	39,111	1,803	104

Total assets managed or sold on securitization	5,276,434	¥203,253	¥18,568	52,664	$2,029	$185

Less: assets sold on securitization	(411,996)			(4,111)

Assets held in portfolio	¥4,864,438			$48,553

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2008, are ¥455,242 million ($4,544 million), but the assets of ¥43,246 million ($432 million), of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

The total assets of investment securities sold on securitization, as of March 31, 2008, are ¥46,707 million ($466 million) and are not included in the table above.

The Company and its subsidiaries entered into other lease receivable securitization programs, other installment loan securitization programs and other investment in securities securitization programs that are not accounted for as sales but as secured borrowings. The payables under these securitization programs of ¥260,529 million and ¥374,920 million ($3,742 million) are included in long-term debt as of March 31, 2007 and 2008 respectively. The collateral under these securitization programs of ¥117,578 million and ¥178,459 million ($1,781 million) is included in investment in direct financing leases in the consolidated balance sheets as of March 31, 2007 and 2008, respectively. The collateral under these securitization programs of ¥270,106 million and ¥284,168 million ($2,836 million) is included in installment loans in the consolidated balance sheets as of March 31, 2007 and 2008, respectively. In addition, the collateral under these securitization programs of ¥14,731 million ($147 million) is included in investment in securities in the consolidated balance sheets as of March 31, 2008.

Also, the cash reserves included in trust accounts under these securitization programs of ¥7,160 million and ¥12,418 million ($124 million) are included in other assets in the consolidated balance sheets as of March 31, 2007 and 2008 respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company and its subsidiaries provide non-recourse loans to such SPEs in the aggregate of ¥26,492 million and ¥2,642 million ($26 million) as of March 31, 2007 and 2008, and occasionally make investments in these SPEs, which amount to ¥13,757 million and ¥14,882 million ($149 million) as of March 31, 2007 and 2008, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.

Total assets of such SPEs are ¥132,328 million and ¥97,697 million ($975 million) as of March 31, 2007 and 2008, respectively. Among those SPEs, no SPEs were subject to consolidation.

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

The Company and its subsidiaries provide non-recourse loans to SPEs and hold debt securities issued by certain SPEs and/or make investments in these SPEs. Total assets of consolidated SPEs were ¥24,015 million and ¥22,212 million ($222 million) as of March 31, 2007 and 2008, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets.

In addition, the Company and its subsidiaries provide non-recourse loans to non-consolidated SPEs and hold debt securities issued by certain non-consolidated SPE’s in the aggregate of ¥33,636 million and ¥16,387 million ($164 million) as of March 31, 2007 and 2008, respectively, and/or make investments in these non-consolidated SPE’s, which amount to ¥22,539 million and ¥42,082 million ($420 million) as of March 31, 2007 and 2008, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans, debt securities and investments referred to above. Total assets of such SPEs are ¥118,629 million and ¥451,282 million ($4,504 million) as of March 31, 2007 and 2008, respectively.

(c) SPEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries acquire real estate and establish SPEs to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

subsidiaries have always consolidated such SPEs even though the Company and its subsidiaries may not have voting rights since substantially all of such SPEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the SPEs are controlled by and for the benefit of the Company and its subsidiaries.

Total assets of such SPEs are ¥118,499 million and ¥222,584 million ($2,222 million) as of March 31, 2007 and 2008, respectively. Those assets are mainly included in investment in operating leases, other assets and other operating assets in the consolidated balance sheets as of March 31, 2007 and 2008, respectively.

Certain SPEs borrow non-recourse loans from financial institutions, and ¥24,380 million and ¥103,941 million ($1,037 million) of SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2007 and 2008, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(d) SPEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with SPEs established for the corporate rehabilitation support business. SPEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but deemed to have the potential to recover in the future. The servicing operations for the SPEs are mainly conducted by the subsidiary.

The Company and its subsidiary consolidated such SPEs since the Company and the subsidiary have the majority of the investment share of such SPEs.

Total assets of the consolidated SPEs are ¥23,601 million and ¥21,622 million ($216 million) as of March 31, 2007 and 2008, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of March 31, 2007 and 2008, respectively. Certain SPEs borrow non-recourse loans from financial institutions, and ¥1,250 million and ¥714 million ($7 million) of SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2007 and 2008, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(e) SPEs for acquisition of loan receivables

The Company is involved with SPEs established by customers to purchase loan receivables. SPEs receive loan receivables as trust assets from the customers. The servicing operations for the SPEs are mainly conducted by the customers.

The Company consolidated such SPEs since the Company purchased all of beneficial interests of such SPEs.

Total assets of the consolidated SPEs are ¥131,127 million and ¥120,197 million ($1,200 million) as of March 31, 2007 and 2008, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of March 31, 2007 and 2008.

(f) SPEs for investment in securities

The Company and its subsidiaries have the interests of SPEs that are investment funds and mainly invest in equity and debt securities. Such SPEs are managed by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such SPEs since the Company has the majority of the investment share of them.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Total assets of the consolidated SPEs are ¥33,912 million and ¥42,026 million ($419 million) as of March 31, 2007 and 2008, respectively. Those assets are mainly included in other operating assets and investment in affiliates in the consolidated balance sheets as of March 31, 2007 and 2008.

(g) Kumiai structures

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated statements of income. The Company and its subsidiaries do not guarantee or otherwise have any significant financial commitments or exposure with respect to the kumiai or its related SPE.

Most of these SPEs are not consolidated by the Company and its subsidiaries since the Company and its subsidiaries are not the primary beneficiary.

11. Investment in Affiliates

Investment in affiliates at March 31, 2007 and 2008 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2007	2008	2008
Common stock, at equity value	¥356,895	¥319,840	$3,192
Loans	10,867	7,923	79

	¥367,762	¥327,763	$3,271

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥99,052 million and ¥165,038 million, respectively, as of March 31, 2007 and ¥119,312 million ($1,191 million) and ¥76,337 million ($762 million), respectively, as of March 31, 2008.

In fiscal 2006, 2007 and 2008, the Company and its subsidiaries received dividends from affiliates (including a withdrawal from an investment in affiliate accompanying its termination) of ¥21,731 million, ¥3,781 million and ¥5,781 million ($58 million), respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥41,587 million and ¥4,038 million ($40 million) as of March 31, 2007 and 2008, respectively.

ORIX JREIT Inc. (“ORIX JREIT”) entered into an asset management agreement with one of the Company’s subsidiaries and paid ¥1,095 million of management fees for fiscal 2006, ¥1,314 million for fiscal 2007 and ¥1,323 million ($13 million) for fiscal 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries sold office buildings under operating leases to ORIX JREIT and recognized ¥8,574 million, ¥22,642 million and ¥13,682 million ($137 million) of gains on the sales, which were included in gains on sales of real estate under operating leases in the accompanying consolidated statements of income for fiscal 2006, 2007 and 2008, respectively. The related intercompany profits have been eliminated based on the Company’s proportionate share.

During fiscal 2007 and 2008, upon completion of valuation of the assets and liabilities of affiliates that were acquired, it was determined that the fair value of the investee’s net assets exceeded the purchase price paid. This excess of fair value of the Company’s proportionate interest in the net assets of the investee upon acquisition has been recorded first as a reduction of non-current assets of the investee with the excess reported as an extraordinary gain of ¥573 million and ¥933 million ($9 million), net of tax of ¥396 million and ¥646 million ($6 million), during fiscal 2007 and 2008, respectively.

During fiscal 2008, the Company and its subsidiaries acquired an additional interest in DAIKYO INCORPORATED in share swap. As a result of the share swap, the interest of the third parties increased, and the ownership interest of the Company and its subsidiaries in DAIKYO INCORPORATED decreased from 43% to 41%. Because the issuance price per share issued by DAIKYO INCORPORATED was more than the average carrying amount per share of the Company and its subsidiaries, the Company and its subsidiaries was required to adjust the carrying amounts of its investments in DAIKYO INCORPORATED by ¥2,377 million ($24 million) and recognized gains in earnings.

Companies comprising a significant portion of investment in affiliates are DAIKYO INCORPORATED (41% of equity share) and The Fuji Fire and Marine Insurance Company Limited (26%). Also, during fiscal 2008, the Company sold all of its 120,700,000 shares, representing a 17% ownership interest, in Korea Life Insurance Co., Ltd., to the Hanwha Group of Korea.

Combined and condensed information relating to the affiliates accounted for by the equity method for fiscal 2006, 2007 and 2008 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on the lag basis):

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Operations:
Total revenues	¥1,932,408	¥2,128,620	¥1,738,670	$17,354
Income before income taxes	165,707	199,030	206,009	2,056
Net income	142,413	148,643	158,949	1,586

Financial position:
Total assets	¥7,485,439	¥8,970,148	¥4,326,436	$43,182
Total liabilities	6,822,846	7,912,866	3,298,243	32,920
Shareholders’ equity	662,593	1,057,282	1,028,193	10,262

The Company and its subsidiaries had no significant transactions with these companies except as described above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

12. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2006, 2007 and 2008 are as follows:

	Millions of yen
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Balance at March 31, 2005	¥783	¥281	¥—	¥—	¥2,546	¥4,452	¥2,009	¥5,886	¥2,344	¥18,301
Acquired	23	—	—	—	721	—	—	46,206	—	46,950
Impairment	(655)	—	—	—	—	—	—	(499)	—	(1,154)
Other (net)*	270	—	—	—	—	—	3	943	(310)	906

Current period change	(362)	—	—	—	721	—	3	46,650	(310)	46,702

Balance at March 31, 2006	421	281	—	—	3,267	4,452	2,012	52,536	2,034	65,003
Acquired	—	—	—	—	15,455	—	3,145	—	—	18,600
Impairment	(1)	—	—	—	—	—	(15)	—	—	(16)
Other (net)*	5	1	—	—	(4)	—	(19)	170	227	380

Current period change	4	1	—	—	15,451	—	3,111	170	227	18,964

Balance at March 31, 2007	425	282	—	—	18,718	4,452	5,123	52,706	2,261	83,967
Acquired	—	—	—	—	5,639	—	7,306	1,369	—	14,314
Impairment	—	—	—	—	—	—	(955)	—	—	(955)
Other (net)*	(52)	—	—	—	(6,512)	—	(450)	(7,975)	(141)	(15,130)

Current period change	(52)	—	—	—	(873)	—	5,901	(6,606)	(141)	(1,771)

Balance at March 31, 2008	¥373	¥282	¥—	¥—	¥17,845	¥4,452	¥11,024	¥46,100	¥2,120	¥82,196

	Millions of U.S. dollars
	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe	Total
Balance at March 31, 2007	$4	$3	$—	$—	$187	$44	$51	$526	$23	$838
Acquired	—	—	—	—	56	—	73	14	—	143
Impairment	—	—	—	—	—	—	(10)	—	—	(10)
Other (net)*	(0)	—	—	—	(65)	—	(4)	(80)	(2)	(151)

Current period change	(0)	—	—	—	(9)	—	59	(66)	(2)	(18)

Balance at March 31, 2008	$4	$3	$—	$—	$178	$44	$110	$460	$21	$820

*	Other foreign currency translation adjustments and certain other reclassifications.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other intangible assets at March 31, 2007 and 2008 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2007	2008	2008
Intangible assets not subject to amortization:
Trade name	¥25,282	¥20,525	$205
Others	3,258	534	5

	28,540	21,059	210

Intangible assets subject to amortization:
Software	54,665	58,556	584
Others	12,199	12,849	129

	66,864	71,405	713
Accumulated amortization	(40,662)	(44,493)	(444)

Net	26,202	26,912	269

	¥54,742	¥47,971	$479

The aggregate amortization expenses for intangible assets are ¥8,553 million, ¥8,859 million and ¥8,899 million ($89 million) in fiscal 2006, 2007 and 2008, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥7,744 million ($77 million) in fiscal 2009, ¥5,876 million ($59 million) in fiscal 2010, ¥4,068 million ($41 million) in fiscal 2011, ¥3,173 million ($32 million) in fiscal 2012 and ¥1,483 million ($15 million) in fiscal 2013, respectively.

The Company and its subsidiaries performed tests for impairment on intangible assets. As the result, the Company and its subsidiaries recognized ¥4,109 million ($41 million) of impairment losses, of which ¥2,910 million ($29 million) were reflected as selling, general and administrative expenses, and ¥1,199 million ($12 million) were recorded as income from discontinued operations in fiscal 2008. Of these impairment losses, ¥2,654 million ($26 million) was a result of impairment losses in the trade name, and ¥1,455 million ($15 million) was a result of the termination of contracts with the seller in acquisitions. The losses of ¥2,910 million ($29 million) were included in the Corporate Financial Services segment, and ¥1,199 million ($12 million) were included in the Other segment.

13. Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts, commercial paper and medium-term note program.

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2007 and 2008 are as follows:

March 31, 2007

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥224,284	1.7%
Short-term debt outside Japan, mainly from banks	278,613	5.7
Commercial paper in Japan	671,316	0.6
Commercial paper outside Japan	178	1.9

	¥1,174,391	2.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2008

	Millions of yen	Millions of U.S. dollars	Weighted average rate
Short-term debt in Japan, mainly from banks	¥385,654	$3,849	1.5%
Short-term debt outside Japan, mainly from banks	269,895	2,694	4.5
Commercial paper in Japan	661,550	6,603	0.8
Medium-term note program in Japan	13,048	130	2.5

	¥1,330,147	$13,276	1.8

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due at March 31, 2007 and 2008 are as follows:

March 31, 2007

	Due	Millions of yen	Weighted average rate
Banks:
Fixed rate	2008~2021	¥216,024	2.5%
Floating rate	2008~2014	1,504,993	1.5
Insurance companies and others:
Fixed rate	2008~2016	433,753	1.4
Floating rate	2008~2017	277,355	1.2
Unsecured bonds	2008~2016	1,041,680	1.7
Unsecured bond with stock acquisition rights	2023	47,904	0.0
Unsecured notes under medium-term note program	2008~2012	80,819	5.7
Payables under securitized lease receivables	2008~2016	79,635	1.5
Payables under securitized loan receivables	2008~2016	180,894	1.0

		¥3,863,057	1.6

March 31, 2008

	Due	Millions of yen	Millions of U.S. dollars	Weighted average rate
Banks:
Fixed rate	2009~2021	¥296,398	$2,958	2.5%
Floating rate	2009~2020	1,637,300	16,342	1.5
Insurance companies and others:
Fixed rate	2009~2018	445,982	4,451	1.5
Floating rate	2009~2021	313,553	3,130	1.3
Unsecured bonds	2009~2018	1,232,678	12,303	1.7
Unsecured bond with stock acquisition rights	2023	37,750	377	0.0
Unsecured notes under medium-term note program	2009~2018	123,606	1,234	3.5
Payables under securitized lease receivables	2009~2016	108,246	1,080	1.4
Payables under securitized loan receivables and investment in securities	2009~2024	266,674	2,662	1.3

		¥4,462,187	$44,537	1.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2008 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2009	¥747,504	$7,461
2010	1,003,379	10,015
2011	980,090	9,782
2012	864,215	8,626
2013	503,383	5,024
Thereafter	363,616	3,629

Total	¥4,462,187	$44,537

For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made semiannually and principal is repaid upon maturity of the notes.

For unsecured bond with stock acquisition rights, the Company issued Liquid Yield Option NotesTM of $400 million, net of unamortized discount of $622 million, in June 2002. As of March 31, 2008, the bond had stock acquisition rights that were convertible into approximately 2,252,000 shares of common stock at a conversion price of $127.44 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the previous quarter is more than specified conversion trigger price which will be accreted from $140.48 for the quarter including the date of issuance to $355.05 for the quarter ending the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred.

During fiscal 2006, 2007 and 2008, the Company and certain subsidiaries recognized net amortization expenses of bond premiums and discounts, and deferred issuance costs of bonds and medium-term notes in the amount of ¥3,429 million, ¥3,797 million and ¥3,184 million ($32 million), respectively.

Total committed lines for the Company and its subsidiaries were ¥767,004 million and ¥689,698 million ($6,884 million) at March 31, 2007 and 2008, respectively, and, of these lines, ¥673,978 million and ¥480,250 million ($4,793 million) were available at March 31, 2007 and 2008, respectively. Of the available committed lines, ¥156,000 million and ¥114,887 million ($1,147 million) were long-term committed credit lines at March 31, 2007 and 2008, respectively.

Some of the debt and commitment contracts contain covenant clauses, and some of these include financial restrictions, such as the maintenance of a certain shareholders’ equity ratio, as well as the maintenance of a specified credit rating. As of March 31, 2008, the Company and its subsidiaries were in compliance with such objective covenant requirements.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In addition to the assets that are not accounted for as sales but for as secured borrowings as described in Note 9. “Securitization Transactions,” and the assets held by SPEs described in Note 10. “Business Transactions with Special Purpose Entities”, the short-term and long-term debt payables to financial institutions are secured by the following assets as of March 31, 2008:

	Millions of yen	Millions of U.S. dollars
Minimum lease payments, loans and investment in operating leases	¥101,822	$1,017
Investment in securities (include repurchase facilities of ¥50,117 million ($500 million))	60,729	606
Investment in Affiliates	41,697	416
Other operating assets and office facilities, net	10,340	103

	¥214,588	$2,142

As of March 31, 2008, investment in securities of ¥35,767 million ($357 million) were pledged for primarily collateral deposits.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of ¥32,233 million ($322 million) as of March 31, 2008, that may be sold or repledged by the subsidiary. As of March 31, 2008, ¥23,100 million ($231 million) at market value of the securities were repledged as collateral.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

14. Deposits

Deposits at March 31, 2007 and 2008 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2007	2008	2008
Time deposits	¥400,331	¥436,971	$4,361
Other deposits	46,143	33,712	337

Total	¥446,474	¥470,683	$4,698

The balances of time deposits, including certificates of deposit, issued in amounts of ¥10 million ($100 thousand) or more were ¥272,771 million and ¥298,741 million ($2,982 million) at March 31, 2007 and 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The maturity schedule of time deposits at March 31, 2008 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2009	¥173,280	$1,730
2010	117,242	1,170
2011	48,627	485
2012	62,565	624
2013	35,247	352
Thereafter	10	0

Total	¥436,971	$4,361

15. Income Taxes

Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains, and the provision for income taxes in fiscal 2006, 2007 and 2008 are as follows:

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains:
Japan	¥197,311	¥246,931	¥193,200	$1,928
Overseas	50,386	69,418	56,566	565

	¥247,697	¥316,349	¥249,766	$2,493

Provision for income taxes:
Current—
Japan	¥58,685	¥104,951	¥104,688	$1,045
Overseas	7,937	12,639	4,762	47

	66,622	117,590	109,450	1,092

Deferred—
Japan	18,752	(3,696)	(26,938)	(269)
Overseas	10,873	12,426	16,472	165

	29,625	8,730	(10,466)	(104)

Provision for income taxes	¥96,247	¥126,320	¥98,984	$988

In fiscal 2006, 2007 and 2008, the Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of 40.9%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2006, 2007 and 2008 are as follows:

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains	¥247,697	¥316,349	¥249,766	$2,493

Tax provision computed at statutory rate	¥101,308	¥129,387	¥102,154	$1,020
Increases (reductions) in taxes due to:
Change in valuation allowance	393	220	1,359	14
Non-deductible expenses for tax purposes	1,099	2,348	2,067	21
Effect of lower tax rates on foreign subsidiaries and a domestic life insurance subsidiary	(1,014)	(1,765)	(1,480)	(15)
Other, net	(5,539)	(3,870)	(5,116)	(52)

Provision for income taxes	¥96,247	¥126,320	¥98,984	$988

The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

Total income taxes recognized in fiscal 2006, 2007 and 2008 are as follows:

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Provision for income taxes	¥96,247	¥126,320	¥98,984	$988
Income taxes on discontinued operations	11,264	6,962	14,631	146
Income taxes on extraordinary gain	—	396	646	6
Income taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	7,297	14,921	(24,665)	(246)
Minimum pension liability adjustments	307	391	—	—
Defined benefit pension plans	—	2,587	(5,350)	(53)
Foreign currency translation adjustments	6,943	599	(10,964)	(109)
Net unrealized gains (losses) on derivative instruments	3,238	(1,473)	931	9

Total income taxes	¥125,296	¥150,703	¥74,213	$741

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2007 and 2008 are as follows:

	Millions of yen		Millions of U.S. dollars
	2007	2008	2008
Assets:
Net operating loss carryforwards	¥33,854	¥51,989	$519
Allowance for doubtful receivables on direct financing leases and probable loan losses	31,227	40,044	400
Other operating assets	3,870	3,915	39
Accrued expenses	10,222	9,634	96
Other	37,669	54,777	547

	116,842	160,359	1,601
Less: valuation allowance	(23,233)	(41,565)	(415)

	93,609	118,794	1,186
Liabilities:
Investment in direct financing leases	84,285	70,777	706
Investment in operating leases	27,575	44,823	447
Investment in securities	31,788	11,775	118
Deferred insurance policy acquisition costs	13,374	14,781	148
Policy liabilities	11,052	15,727	157
Undistributed earnings	77,677	56,135	560
Prepaid benefit cost	17,350	14,438	144
Other	47,937	61,964	619

	311,038	290,420	2,899

Net deferred tax liability	¥217,429	¥171,626	$1,713

Valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥1,447 million in fiscal 2006, ¥7,137 million in fiscal 2007 and ¥18,332 million ($183 million) in fiscal 2008, respectively.

As of March 31, 2008, a deferred tax liability has not been recognized for ¥120,427 million ($1,202 million) of undistributed earnings of foreign subsidiaries where the Company intends to reinvest permanently. The Company has not calculated the amount of the unrecognized deferred tax liability for those undistributed earnings as it is not practicable. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain subsidiaries have net operating loss carryforwards of ¥155,043 million ($1,547 million) at March 31, 2008, which expire as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2009	¥5,885	$59
2010	1,647	16
2011	2,361	24
2012	17,736	177
2013	31,491	314
Thereafter	95,923	957

Total	¥155,043	$1,547

Net deferred tax assets and liabilities at March 31, 2007 and 2008 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2007	2008	2008
Other assets	¥27,305	¥30,888	$308
Income taxes: Deferred	244,734	202,514	2,021

Net deferred tax liability	¥217,429	¥171,626	$1,713

The Company and its subsidiaries adopted FASB Interpretation No. 48 (“Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”) effective April 1, 2007. The unrecognized tax benefits as of April 1, 2007 and March 31, 2008 were not material. And the Company and its subsidiaries believe that it is not reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2008.

The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of April 1, 2007 and March 31, 2008, and in the consolidated statements of income for the year ended March 31, 2008 were not material.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company and its major subsidiaries in Japan are no longer subject to ordinary tax examination for the tax years prior to fiscal 2007. Subsidiaries in the United States remain subject to a tax examination for the tax years after fiscal 2001.

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

Certain subsidiaries had tax qualified pension plans in which the benefit was determined on the basis of length of service and remuneration at the time of termination and severance indemnity plans. However, during fiscal 2008, they amended these plans to the cash balance plan and defined contribution pension plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

As of March 31, 2007, the Company and its subsidiaries adopted the recognition and disclosure provisions of FASB Statement No. 158 (“Employers’ Accounting for Defined Benefits Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)”) and recognized the overfunded and/or underfunded status of defined benefit pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, as an asset or liability in the consolidated balance sheets. Upon adoption of FASB Statement No. 158 and the recognition of the funded status on the consolidated balance sheets, the Company and certain subsidiaries recognized previously unrecognized gain/loss, prior service cost/credit, and transition asset/obligation in accumulated other comprehensive income (loss), net of tax and these amounts will be adjusted as they are subsequently amortized as components of net pension costs using the recognition provisions in FASB Statement No. 87 (“Employers’ Accounting for Pensions”). The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2007 and 2008 is as follows:

	Millions of yen		Millions of U.S. dollars
	2007	2008	2008
Change in benefit obligation:
Benefit obligation at beginning of year	¥48,007	¥49,787	$497
Service cost	2,630	2,753	27
Interest cost	1,228	1,256	13
Plan amendments	—	(43)	(0)
Actuarial loss (gain)	(556)	568	6
Foreign currency exchange rate change	16	(707)	(7)
Benefits paid	(1,675)	(1,520)	(15)
Settlements	—	21	0
Acquisition and other	137	343	3

Benefit obligation at end of year	¥49,787	¥52,458	$524

Change in plan assets:
Fair value of plan assets at beginning of year	¥79,879	¥89,362	$892
Actual return on plan assets	4,870	(8,965)	(89)
Employer contribution	5,970	6,275	62
Benefits paid	(1,370)	(1,442)	(14)
Foreign currency exchange rate change	13	(491)	(5)
Acquisition and other	—	53	0

Fair value of plan assets at end of year	¥89,362	¥84,792	$846

The funded status of the plans	¥39,575	¥32,334	$322

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in prepaid expenses	¥42,420	¥34,928	$348
Accrued benefit liability included in accrued expenses	(2,845)	(2,594)	(26)

Net amount recognized	¥39,575	¥32,334	$322

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax, at March 31, 2007 and 2008 consisted of:

	Millions of yen		Millions of U.S. dollars
	2007	2008	2008
Net prior service credit	¥13,644	¥12,757	$127
Net actuarial loss	(7,067)	(19,261)	(192)
Net transition obligation	(386)	(382)	(4)

Total recognized in accumulated other comprehensive income (loss), pre-tax	¥6,191	¥(6,886)	$(69)

The estimated portions of the net prior service credit, net actuarial loss and net transition obligation above that will be recognized as a component of net pension cost in 2009 are ¥1,208 million ($12 million), ¥724 million ($7 million) and ¥3 million ($0 million), respectively.

The accumulated benefit obligations for all defined benefit pension plans were ¥42,145 million and ¥43,968 million ($439 million), respectively, at March 31, 2007 and 2008.

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥5,950 million, ¥5,534 million and ¥3,105 million, respectively, at March 31, 2007 and ¥5,475 million ($55 million), ¥5,145 million ($51 million) and ¥2,883 million ($29 million), respectively, at March 31, 2008.

Net pension cost of the plans for fiscal 2006, 2007 and 2008 consists of the following:

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Service cost	¥2,912	¥2,630	¥2,753	$27
Interest cost	1,153	1,228	1,256	13
Expected return on plan assets	(1,470)	(1,932)	(2,147)	(21)
Amortization of transition obligation	2	2	(2)	(0)
Amortization of net actuarial loss	1,172	302	30	0
Amortization of prior service credit	(1,091)	(1,209)	(1,208)	(12)
Plan curtailments and settlements	(296)	2	1	0

Net periodic pension cost	¥2,382	¥1,023	¥683	$7

The Company and certain subsidiaries use a March 31 measurement date for the majority of its plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Significant assumptions of domestic and overseas pension plans used to determine these amounts are as follows:

Domestic	2006	2007	2008
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	2.2%	2.2%	2.2%
Rate of increase in compensation levels	6.0%	6.2%	6.2%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.0%	2.2%	2.2%
Rate of increase in compensation levels	5.0%	6.0%	6.2%
Expected long-term rate of return on plan assets	2.0%	2.2%	2.2%

Overseas	2006	2007	2008
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	5.8%	6.0%	6.5%
Rate of increase in compensation levels	0.5%	0.6%	0.7%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	5.7%	5.8%	6.0%
Rate of increase in compensation levels	0.3%	0.5%	0.6%
Expected long-term rate of return on plan assets	8.2%	8.2%	8.2%

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

The asset allocation for the Company and certain subsidiaries’ pension plans at March 31, 2007 and 2008 are as follows:

	2007	2008
Equity securities	53.3%	33.0%
Debt securities	33.3	47.5
Life insurance company general accounts	3.2	5.6
Short-term financial instruments	4.3	4.3
Other	5.9	9.6

Total	100.0%	100.0%

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

subsidiaries formulate a policy portfolio appropriate to produce the expected long-term rate of return on plan assets, and ensure that plan assets are allocated under this policy portfolio. The Company and certain subsidiaries periodically have an external consulting firm monitor the results of actual return and revise the policy portfolio if necessary.

Equity securities in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of ¥231 million and ¥118 million ($1 million) at March 31, 2007 and 2008, respectively.

The Company and certain subsidiaries expect to contribute ¥5,830 million ($58 million) to pension plans during the year ending March 31, 2009.

At March 31, 2008, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2009	¥1,813	$18
2010	1,573	16
2011	1,603	16
2012	1,711	17
2013	1,756	17
2014-2018	10,092	101

Total	¥18,548	$185

In addition, directors and corporate auditors of certain subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. The amount required based on length of service and remuneration to date under these plans is fully accrued.

Total costs charged to income for all the plans including the defined benefit plans are ¥2,948 million, ¥2,578 million and ¥2,978 million ($30 million), in fiscal 2006, 2007 and 2008, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

A summary of information related to the Company’s stock acquisition rights is as follows:

Years ended March 31,	Exercise period	Number of shares Initially granted	Exercise price
			Yen	U.S. dollars
2003	From June 27, 2004 to June 26, 2012	453,300	¥7,452	$74
2004	From June 26, 2005 to June 25, 2013	516,000	7,230	72
2005	From June 24, 2006 to June 23, 2014	528,900	12,121	121
2006	From June 22, 2007 to June 21, 2015	477,400	19,550	195
2007	From June 21, 2008 to June 20, 2016	194,200	30,626	306
2008	From July 5, 2009 to June 22, 2017	144,980	32,072	320

At the general meeting held on June 24, 2008, an additional grant of stock acquisition rights up to 122,000 shares, to certain employees of the Company, and directors and certain employees of its subsidiaries and affiliated companies during the year ending March 31, 2009 was approved. In addition, the grant of stock acquisition rights for 34,800 shares to directors and corporate executive officers of the Company was approved by the Compensation Committee.

For the stock-option programs, the exercise prices, which are determined by a formula linked to the price of the Company’s common stock on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s common stock at the grant dates.

The following table summarizes information about the activity of these stock options for the year ended 2008:

		Weighted average exercise price (*)		Weighted average remaining contractual life	Aggregate intrinsic value
	Number of shares	Yen	U.S. dollar	In years	Millions of yen	Millions of U.S. dollar
Outstanding at beginning of year	1,389,320	¥16,594	$165.63
Granted	144,980	32,072	320.11
Exercised	(153,500)	14,144	141.17
Forfeited or expired	(7,200)	23,877	238.32

Outstanding at end of year	1,373,600	18,463	184.28	6.36	¥—	$—

Exercisable at end of year	1,039,500	¥14,353	$143.26	5.64	¥—	$—

(*)	The exercise prices of the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000.

The Company received ¥8,690 million, ¥6,040 million and ¥2,171 million ($22 million) in cash from the exercise of stock options during fiscal 2006, 2007 and 2008, respectively.

The total intrinsic value of options exercised during fiscal 2006, 2007 and 2008 was ¥10,208 million, ¥11,387 million and ¥2,303 million ($23 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The fair value of each option was estimated on the date of grant under the following assumptions. The Company used the Black-Scholes option pricing-model until fiscal 2006, however, the Company has used the binominal option-pricing model from the year ended 2007:

	2006	2007	2008
Weighted-average grant-date fair value	¥9,436	¥9,310	¥12,640	($126.16)
Expected life	8.44 Years	—	—
Risk-free rate	1.19%	0.18-1.85%	0.60-1.91%
Expected volatility	43.14%	42.00%	42.00%
Expected dividend yield	0.205%	0.360%	0.430%

Until fiscal 2006, the Company accounted for the stock-option program by applying the intrinsic value approach pursuant to APB Opinion No. 25 and recognized no compensation cost. Had compensation costs or the Company’s stock option plans been determined consistent with FASB Statement 123(R), net income, basic earnings per share and diluted earnings per share would have been ¥163,134 million, ¥1,847.05 and ¥1,755.61, respectively. The Company adopted FASB Statement 123(R) during fiscal 2007, and recognized incremental stock-based compensation costs of its stock-option program in the amount of ¥3,515 million and ¥2,150 million ($21 million) for fiscal 2007 and 2008, respectively.

As of March 31, 2008, the total unrecognized compensation costs related to non-vested options were ¥1,352 million ($13 million). This cost is expected to be recognized over a weighted-average of 1.1 years.

Stock compensation program

In June 2005, the Company introduced a stock compensation program for directors, executive officers and group executives of the Company. In this program, points are granted based upon the prescribed standards of the Company and the related compensation, which is equal to the accumulated number of points multiplied by the stock price at the time of retirement, is provided. Under this program, directors and executive officers have an obligation to purchase the Company’s common stock from the Company upon the settlement of the points and the concurrent receipt of cash at the stock price that prevails at the time of his or her retirement after crediting any relevant taxes. The Company’s common stock will be provided either from the treasury stocks or by issuing new shares as necessary. In fiscal 2008, the Company granted 30,708 points out of which 13,865 points were settled for individuals who retired during fiscal 2008. Those individuals purchased the Company’s common stock upon cash receipts. Total points outstanding under the stock compensation program as of March 31, 2008 were 69,458 points.

During fiscal 2006, 2007 and 2008, the Company recognized incremental stock-based compensation costs of its stock compensation program in the amount of ¥530 million, 833 million and 793 million ($8 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

18. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) in fiscal 2006, 2007 and 2008 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders’ equity.

	Millions of yen
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2005	¥40,150	¥(1,090)	¥—	¥(39,610)	¥(1,323)	¥(1,873)
Net unrealized gains on investment in securities, net of tax of ¥(11,265) million	16,634					16,634
Reclassification adjustment included in net income, net of tax of ¥3,968 million	(5,928)					(5,928)
Minimum pension liability adjustments, net of tax of ¥(307) million		458				458
Foreign currency translation adjustments, net of tax of ¥(6,250) million				12,477		12,477
Reclassification adjustment included in net income net of tax of ¥(693) million				1,001		1,001
Net unrealized gains on derivative instruments, net of tax of ¥(2,879) million					4,300	4,300
Reclassification adjustment included in net income, net of tax of ¥(359) million					534	534

Change during year	10,706	458	—	13,478	4,834	29,476

Balance at March 31, 2006	50,856	(632)	—	(26,132)	3,511	27,603
Net unrealized gains on investment in securities, net of tax of ¥(35,954) million	52,925					52,925
Reclassification adjustment included in net income, net of tax of ¥21,033 million	(30,787)					(30,787)
Minimum pension liability adjustments, net of tax of ¥1 million		(5)				(5)
Foreign currency translation adjustments, net of tax of ¥(222) million				2,722		2,722
Reclassification adjustment included in net income, net of tax of ¥(377) million				790		790
Net unrealized losses on derivative instruments, net of tax of ¥1,178 million					(1,782)	(1,782)
Reclassification adjustment included in net income, net of tax of ¥295 million					(454)	(454)

Change during year	22,138	(5)	—	3,512	(2,236)	23,409

Adjustments to initially apply FASB Statement No. 158, net of tax of ¥(2,979) million	—	637	3,604	—	—	4,241

Balance at March 31, 2007	72,994	—	3,604	(22,620)	1,275	55,253
Net unrealized losses on investment in securities, net of tax of ¥23,159 million	(33,751)					(33,751)
Reclassification adjustment included in net income, net of tax of ¥1,506 million	(2,957)					(2,957)
Defined benefit pension plans, net of tax of ¥4,865 million			(7,032)			(7,032)
Reclassification adjustment included in net income, net of tax of ¥485 million			(695)			(695)
Foreign currency translation adjustments, net of tax of ¥9,101 million				(28,490)		(28,490)
Reclassification adjustment included in net income, net of tax of ¥1,863 million				(2,692)		(2,692)
Net unrealized gains on derivative instruments, net of tax of ¥(889) million					965	965
Reclassification adjustment included in net income, net of tax of ¥(42) million					104	104

Current period change	(36,708)	—	(7,727)	(31,182)	1,069	(74,548)

Balance at March 31, 2008	¥36,286	¥—	¥(4,123)	¥(53,802)	¥2,344	¥(19,295)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of U.S. dollars
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2007	$728	$—	$36	$(226)	$13	$551
Net unrealized losses on investment in securities, net of tax of $231 million	(337)					(337)
Reclassification adjustment included in net income, net of tax of $15 million	(29)					(29)
Defined benefit pension plans, net of tax of $49 million			(70)			(70)
Reclassification adjustment included in net income, net of tax of $5 million			(7)			(7)
Foreign currency translation adjustments, net of tax of $91 million				(284)		(284)
Reclassification adjustment included in net income, net of tax of $19 million				(27)		(27)
Net unrealized gains on derivative instruments, net of tax of $(9) million					9	9
Reclassification adjustment included in net income, net of tax of $(0) million					1	1

Current period change	(366)	—	(77)	(311)	10	(744)

Balance at March 31, 2008	$362	$—	$(41)	$(537)	$23	$(193)

19. Shareholders’ Equity

Changes in the number of shares issued and outstanding in fiscal 2006, 2007 and 2008 are as follows:

	Number of shares
	2006	2007	2008
Beginning balance	87,996,090	90,289,655	91,518,194
Exercise of warrants	612,664	424,440	136,700
Conversion of convertible bonds	1,680,901	804,099	213,279
Share swap merger	—	—	324,894

Ending balance	90,289,655	91,518,194	92,193,067

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

The Board of Directors resolved in May 2008 that total of ¥23,529 million ($235 million) dividends shall be distributed to the shareholders of record as of March 31, 2008. The liability for declared dividends and related impact on shareholders’ equity is accounted for in the period of such board of directors’ resolution.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The amount available for dividends under the Law is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥233,202 million ($2,328 million) as of March 31, 2008.

Retained earnings at March 31, 2008 include ¥48,663 million ($486 million) relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2008, the restricted net assets of certain subsidiaries, which include regulatory capital requirements for life insurance, banking and securities brokerage operations of ¥44,928 million ($448 million), do not exceed 25% of consolidated net assets.

During fiscal 2008, the Company acquired treasury stocks for ¥30,000 million ($299 million) in the stock market to implement a flexible capital policy, including allocation for share swaps in future merger and acquisition transactions. Also, in April 2008, the Company additionally acquired treasury stocks for ¥29,290 million ($292 million) in stock market for the same reason.

At the general meeting held on June 24, 2008, reduction of the legal reserve and its reclassification to retained earnings for ¥2,220 million ($22 million), for the purpose of simplifying the presentation of shareholders’ equity, was approved.

20. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities in fiscal 2006, 2007 and 2008 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Brokerage commissions	¥8,810	¥7,851	¥6,879	$69
Net gains on investment securities	39,999	62,833	16,642	166

	¥48,809	¥70,684	¥23,521	$235

Trading activities—Net gains on investment securities include net trading gains of ¥3,264 million, net trading gains of ¥7,586 million and net trading losses of ¥4,712 million ($47 million) for fiscal 2006, 2007 and 2008, respectively. Net gains of ¥1,295 million, net losses of ¥178 million and net gains of ¥6,807 million ($68 million) on derivative trading instruments are also included in net gains on investment securities for fiscal 2006, 2007 and 2008, respectively.

21. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2006, 2007 and 2008 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Life insurance premiums	¥125,130	¥121,373	¥120,527	$1,203
Life insurance related investment income	12,988	11,462	8,089	81

	¥138,118	¥132,835	¥128,616	$1,284

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2006, 2007 and 2008 amounted to ¥10,179 million, ¥10,989 million and ¥10,446 million ($104 million), respectively.

22. Other Operations

Other operating revenues and other operating expenses in fiscal 2006, 2007 and 2008 consist of the following:

	Millions of yen			Millions of U.S. dollars
Other operating revenues:	2006	2007	2008	2008
Revenues from integrated facilities management operations	¥34,244	¥37,119	¥35,418	$354
Revenues from the vehicle maintenance and management services contained in automobile lease contracts	41,850	43,254	44,865	448
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	8,036	55,170	53,302	532
Other	97,285	132,477	166,776	1,664

	¥181,415	¥268,020	¥300,361	$2,998

	Millions of yen			Millions of U.S. dollars
Other operating expenses:	2006	2007	2008	2008
Expenses from integrated facilities management operations	¥31,710	¥34,511	¥30,797	$307
Expenses from the vehicle maintenance and management services contained in automobile lease contracts	30,756	33,361	36,524	365
Other	54,078	72,725	103,155	1,030

	¥116,544	¥140,597	¥170,476	$1,702

Other items consist of revenues and expenses from golf courses, hotels and training facilities, operating results from real estate related business, commissions for the sale of insurance and other financial products and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2006, 2007 and 2008, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2006, 2007 and 2008.

23. Write-downs of Long-Lived Assets

In accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

recoverable is reduced to estimated fair value if lower than the carrying amount. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value.

During fiscal 2006, 2007 and 2008, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and estimated fair values in the amount of ¥8,336 million, ¥3,163 million and ¥2,169 million ($22 million), respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations (¥8,336 million, ¥1,027 million and ¥1,742 million ($17 million) are the respective amounts which are reflected as write-downs of long-lived assets.).

The losses of ¥2,143 million ($22 million) were included in the Real Estate segment, ¥20 million ($0 million) were included in the Real Estate-Related Finance segment, and ¥6 million ($0 million) were included in the Rental Operations segment respectively. The details of significant write-downs are as follows.

Golf courses—In fiscal 2006, a certain subsidiary determined that estimated future cash flows and the fair value of its golf course were lower than the current carrying amount due to intensification of competition with surrounding other golf courses and the aging of the building. As the result, the subsidiary has recorded ¥1,244 million of write-down. There was no impairment for the golf courses in fiscal 2007 and 2008.

Corporate Dormitories—The Company and a subsidiary are engaged in the business to lease corporate dormitory buildings in Japan. During fiscal 2006, the Company wrote down by ¥504 million for two dormitories to be disposed of by sale. During fiscal 2007, the Company and a subsidiary wrote down by ¥1,558 million the carrying amounts of nine dormitories to be disposed of by sale, and one dormitory where cash flows had been decreased due to the deterioration in the occupancy rate. During fiscal 2008, the Company and a subsidiary have written down by ¥588 million ($6 million) the carrying amounts of two dormitories to be disposed of by sale, and one dormitory where cash flows have been decreased.

Office Buildings—During fiscal 2006, ¥5,038 million of write-down was recorded for an office building reclassified and reassessed as rental facilities from office facilities, in line with the centralization of group companies to another headquarters building. During fiscal 2007, a subsidiary recorded impairment losses of ¥150 million for an office building with negative cash flows that were not anticipated to be temporary. There was no impairment for the office buildings in fiscal 2008.

Hotel properties and Commercial Buildings—During fiscal 2006, ¥356 million of write-down was recorded for an aged commercial building. During fiscal 2007, certain subsidiaries have recorded ¥391 million in total for two hotel properties that experienced deterioration in cash flows. There was no impairment for the hotel properties and commercial buildings in fiscal 2008.

Condominiums—During fiscal 2006 and 2007, ¥115 million of write-downs for approximately 20 units and ¥33 million of write-downs for 15 units were recorded, respectively, due to the decline in cash flow by each unit. There was no impairment for the condominiums in fiscal 2008.

Others—During fiscal 2006, 2007 and 2008, the Company and certain subsidiaries recognized ¥1,079 million, ¥1,031 million and ¥1,581 million ($16 million) of write-downs, respectively, for other long-lived assets including developed and undeveloped land.

24. Discontinued Operations

FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale to discontinued

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

operations, without significant continuing involvement in the operations. Under this Statement, the Company and its subsidiaries report the gains on sales and the results of these operations of the subsidiaries, the business units, and certain properties, which have been sold or to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of the subsidiaries, the business units and these properties recognized in fiscal 2006 and 2007 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income.

The Company and its subsidiaries sold subsidiaries and business units, which mainly consisted of a subsidiary in Japan held for undertaking corporate rehabilitation business and a commercial mortgage servicing business in the Americas in fiscal 2006 and sold subsidiaries and a business unit, which mainly consisted of subsidiaries in Japan held for undertaking corporate rehabilitation business and a finance business of a subsidiary in Oceania in fiscal 2007. As the result of the sales, the Company and its subsidiaries earned ¥10,533 million and ¥5,666 million of aggregated gains on the sales of the subsidiaries and the business units in total, in fiscal 2006 and 2007 respectively. The Company has begun the liquidation procedure for a subsidiary in Europe in fiscal 2008. In addition, the Company determined to dispose by sale a subsidiary in Japan without significant continuing involvement in the subsidiary. The related assets and liabilities mainly include other receivables of ¥2,527 million ($25 million), inventories of ¥2,195 million ($22 million) and trade notes, account payables and other liabilities of ¥2,437 million ($24 million) in the accompanying consolidated balance sheets at March 31, 2008. The Company concluded a contract to sale the subsidiary in Japan on April 25, 2008.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. In fiscal 2006, 2007 and 2008, the Company and its subsidiaries earned ¥13,618 million, ¥10,999 million and ¥42,148 million ($421 million) of aggregated gains on such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale properties for rental without significant continuing involvement in those properties of ¥12,529 million and ¥28,048 million ($280 million) which are mainly included in investment in operating leases in the accompanying consolidated balance sheets at March 31, 2007 and 2008.

Discontinued operations in fiscal 2006, 2007 and 2008 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Revenues	¥72,702	¥42,455	¥63,036	$629

Income from discontinued operations, net*	¥29,459	¥17,710	¥36,431	$364
Provision for income taxes	(11,264)	(6,962)	(14,631)	(146)

Discontinued operations, net of applicable tax effect	¥18,195	¥10,748	¥21,800	$218

*	Income from discontinued operations, net includes aggregate gains on sales of subsidiaries, business units, and rental properties in the amount of ¥24,151 million, ¥16,665 million and ¥42,148 million ($421 million) in fiscal 2006, 2007 and 2008, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

25. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2006, 2007 and 2008 is as follows:

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Income from continuing operations	¥148,193	¥185,185	¥146,864	$1,466
Effect of dilutive securities—
Convertible bond	1,525	1,699	1,232	12

Income from continuing operations for diluted EPS computation	¥149,718	¥186,884	¥148,096	$1,478

	Thousands of shares
	2006	2007	2008
Weighted-average shares	88,322	90,260	91,150
Effect of dilutive securities—
Warrants	833	764	395
Convertible bond	4,496	3,215	2,379
Treasury stock	139	102	51

Weighted-average shares for diluted EPS computation	93,790	94,341	93,975

	Yen			U.S. dollars
	2006	2007	2008	2008
Earnings per share for income from continuing operations:
Basic	¥1,677.88	¥2,051.67	¥1,611.23	$16.08
Diluted	1,596.31	1,980.93	1,575.91	15.73

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

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring regarding the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange forward contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions. The interest rate swap agreements outstanding as of March 31, 2008 mature at various dates through 2020. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from accumulated other comprehensive income (loss) into earnings through other operating expenses and other operating revenues. The amounts of these net losses after deducting applicable taxes were net gains (losses) of ¥534 million, net gains of ¥454 million and net losses of ¥104 million ($1 million) during fiscal 2006, 2007 and 2008, respectively. Net losses of ¥13 million, ¥7 million and ¥4 million ($0 million), which represent the total ineffectiveness of cash flow hedges, were recorded in earnings, through other operating expenses, for fiscal 2006, 2007 and 2008, respectively. Approximately ¥6 million ($0 million) of net derivative gains included in accumulated other comprehensive income (loss), net of applicable income taxes at March 31, 2008 will be reclassified into earnings through other operating revenues within fiscal 2009.

(c) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and certain overseas subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2006, 2007 and 2008, losses of ¥149 million, ¥449 million and gains of ¥108 million ($1 million) of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings through other operating expenses and other operating revenues.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange forward contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). The net gains (losses) of foreign currency translation adjustments for fiscal 2006, 2007 and 2008 were losses of ¥14,738 million, ¥2,965 million and gains of ¥21,172 million ($211 million), respectively.

(e) Trading and other derivatives

Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides notional amount information about derivative instruments as of March 31, 2007 and 2008. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

	Millions of yen		Millions of U.S. dollars
	2007	2008	2008
Interest rate risk management:
Interest rate swap agreements	¥352,970	¥366,327	$3,656
Options and caps held	13,283	110	1
Foreign exchange risk management:
Foreign exchange forward contracts	¥149,416	¥154,490	$1,542
Futures	244	212	2
Foreign currency swap agreements	246,598	246,213	2,457
Trading activities:
Futures	¥583,901	¥118,213	$1,180
Options and caps held	893	1,321	13
Options and caps written	676	1,276	13
Foreign exchange forward contracts	26,086	14,866	148

27. Significant Concentrations of Credit Risk

The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of offset and continuous oversight. The Company and its subsidiaries’ principal financial instrument portfolio consists of direct financing leases which are secured by title to the leased assets and installment loans which are secured by assets specifically collateralized in relation to loan agreements. When deemed necessary, guarantees are also obtained. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties’ failure to perform in connection with collateralized financing activities is believed to be minimal. The Company and its subsidiaries have access to collateral in case of bankruptcy and other losses. However, a significant decline in real estate markets could result in a decline in fair value of the secured real estate below the mortgage setting amount which would expose the Company and certain subsidiaries to unsecured credit risk.

At March 31, 2007 and 2008, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥5,589 billion, or 85%, at March 31, 2007 and ¥6,093 billion ($60,814 million), or 87%, at March 31, 2008 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥475 billion and ¥429 billion ($4,282 million) as of March 31, 2007 and 2008, respectively.

The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, information-related, and transport equipments, real estate and other equipments. At March 31, 2007 and 2008, there was no concentration in one particular asset type in investment over 10% of consolidated total assets.

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

March 31, 2007

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥45,912	¥45,912
Futures:
Assets	561	561
Liabilities	122	122
Options and other derivatives:
Assets	831	831
Liabilities	115	115
Non-trading instruments
Assets:
Cash and cash equivalents	215,163	215,163
Restricted cash	121,569	121,569
Time deposits	913	913
Installment loans (net of allowance for probable loan losses)	3,426,363	3,402,275
Investment in securities:
Practicable to estimate fair value	649,897	649,897
Not practicable to estimate fair value	179,772	179,772
Liabilities:
Short-term debt	1,174,391	1,174,391
Deposits	446,474	453,006
Long-term debt	3,863,057	3,854,913
Foreign exchange forward contracts:
Assets	1,814	1,814
Liabilities	1,148	1,148
Foreign currency swap agreements:
Assets	2,343	2,343
Liabilities	6,615	6,615
Interest rate swap agreements:
Assets	3,043	3,043
Liabilities	596	596
Options and other derivatives:
Assets	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2008

	Millions of yen		Millions of U.S. dollars
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥34,535	¥34,535	$345	$345
Futures:
Assets	368	368	4	4
Liabilities	149	149	1	1
Options and other derivatives:
Assets	456	456	5	5
Liabilities	290	290	3	3
Non-trading instruments
Assets:
Cash and cash equivalents	320,655	320,655	3,200	3,200
Restricted cash	143,883	143,883	1,436	1,436
Time deposits	511	511	5	5
Installment loans (net of allowance for probable loan losses)	3,689,784	3,634,014	36,828	36,271
Investment in securities:
Practicable to estimate fair value	884,777	884,777	8,831	8,831
Not practicable to estimate fair value	202,472	202,472	2,021	2,021
Liabilities:
Short-term debt	1,330,147	1,330,147	13,276	13,276
Deposits	470,683	478,600	4,698	4,777
Long-term debt	4,462,187	4,422,115	44,537	44,137
Foreign exchange forward contracts:
Assets	2,425	2,425	24	24
Liabilities	878	878	9	9
Foreign currency swap agreements:
Assets	14,605	14,605	146	146
Liabilities	14,695	14,695	147	147
Interest rate swap agreements:
Assets	759	759	8	8
Liabilities	2,525	2,525	25	25

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

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities.

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

The Company and its subsidiaries have not estimated the fair value of other securities, as it is not practicable. Those other securities consist of non-marketable equity securities, preferred capital shares and unlisted investment funds. Because there were no quoted market prices for other securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

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

29. Commitments, Guarantees, and Contingent Liabilities

Commitments—As of March 31, 2008, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥13,072 million ($130 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The minimum future rentals on non-cancelable operating leases are as follows. The longest contract will mature in fiscal 2027.

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2009	¥3,453	$34
2010	2,674	27
2011	2,001	20
2012	1,371	14
2013	1,152	11
Thereafter	7,089	71

Total	¥17,740	$177

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥8,555 million, ¥8,279 million and ¥9,895 million ($99 million) in fiscal 2006, 2007 and 2008, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥2,848 million, ¥3,166 million and ¥2,673 million ($27 million) in fiscal 2006, 2007 and 2008, respectively. The longest contract of them will mature in fiscal 2012. At March 31, 2008, the amounts due are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2009	¥1,016	$10
2010	857	9
2011	530	5
2012	227	2

Total	¥2,630	$26

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥332,045 million ($3,314 million) as of March 31, 2008.

The Company and its subsidiaries have agreements to commit to execute loans for consumers such as card loans, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2008, the total unused credit and capital amount available is ¥457,498 million ($4,566 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Guarantees—The Company and its subsidiaries apply FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45. The following table represents the summary of potential future payments and book value recorded as guarantee liabilities of the guarantee contracts outstanding as of March 31, 2007 and 2008:

	Millions of yen				Millions of U.S. dollars
	2007		2008		2008
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	¥28,949	¥4,448	¥25,097	¥3,805	$250	$38
Consumer loans	21,483	2,167	31,635	3,266	316	33
Corporate loans	276,494	15,107	242,746	14,783	2,423	147
Other	452	10	413	5	4	0

Total	¥327,378	¥21,732	¥299,891	¥21,859	$2,993	$218

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months.

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ operating assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of March 31, 2008, total amount of such guarantees is ¥1,168,200 million ($11,660 million) and book value of guarantee liabilities which amount included in the table above is ¥9,444 million ($94 million).

Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Corporate Financial Services segment comprises primarily lending operations and direct financing leases as well as the sale of a variety of financial products and other fee business. The Automobile Operations segment comprises automobile leasing and automobile rental operations. The Rental Operations segment comprises rental and leasing operations for precision measuring equipment and information-related equipment such as personal computers. The Real Estate-Related Finance segment includes real estate-related finance, personal housing loan lending operations and commercial mortgage-backed securities (CMBS) as well as loan servicing. The Real Estate segment primarily comprises residential subdivision developments, the development and leasing of office buildings and logistics facilities, the management of hotels, golf courses and training facilities, the development and management of senior housing, integrated facilities management, as well as asset management and administration on behalf of REITs. The Life Insurance segment includes direct and agency life insurance sales and related activities. The two overseas operating segments, The Americas and Asia, Oceania and Europe segments, include corporate finance, investment banking, real estate-related business and ship- and aircraft-related financing operations. The Other segment, which is not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, is reported under operations in Japan and primarily includes financial instruments exchange, venture capital, card loans, principal investments business and other new business. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment.

The results of the reported segments from fiscal 2008 reflect the revised business classification of the Company, where leasing operations of the affiliates, which had been included in the Other segment, have been included in the Corporate Financial Services segment from fiscal 2008. Therefore, certain related amounts that had been previously reported in fiscal 2006 and 2007 are reclassified to confirm to fiscal 2008 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Financial information of the segments for fiscal 2006, 2007 and 2008 is as follows:

	Millions of yen
	Operations in Japan							Overseas Operations		Total
Year ended March 31, 2006	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥97,683	¥130,775	¥67,066	¥69,472	¥198,780	¥137,468	¥111,854	¥70,223	¥88,914	¥972,235
Interest revenue	33,074	2	3	56,223	1,372	—	38,163	24,485	7,208	160,530
Interest expense	12,245	2,660	888	7,423	4,847	92	4,185	11,119	13,474	56,933
Depreciation and amortization	20,130	36,306	34,369	2,062	6,709	51	3,868	1,236	27,674	132,405
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	3,161	(941)	19	6,296	46	204	6,331	(413)	1,513	16,216
Write-downs of long-lived assets	1,292	—	—	—	2,006	—	—	—	—	3,298
Decrease in policy liabilities	—	—	—	—	—	47,172	—	—	—	47,172
Equity in net income (loss) of and gains (losses) on sales of affiliates	1,635	25	—	378	364	1,366	13,119	3,434	14,375	34,696
Discontinued operations	381	—	—	602	8,207	—	1,534	16,958	1,777	29,459
Segment profit	49,294	26,661	9,911	33,384	28,650	13,212	41,024	34,701	31,956	268,793
Segment assets	1,629,877	509,149	123,532	1,223,063	682,166	491,857	655,386	441,285	562,654	6,318,969
Long-lived assets	19,382	132,480	67,031	12,828	461,252	—	11,329	16,602	131,124	852,028
Expenditures for long-lived assets	4,198	67,154	40,291	2,827	146,929	348	1,392	12,204	52,104	327,447
Investment in affiliates	15,959	65	101	784	58,339	9,164	118,856	5,667	95,827	304,762

	Millions of yen
	Operations in Japan							Overseas Operations		Total
Year ended March 31, 2007	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥123,328	¥146,966	¥67,859	¥82,345	¥245,336	¥132,060	¥145,443	¥119,940	¥103,593	¥1,166,870
Interest revenue	47,709	—	7	64,342	1,596	—	40,108	40,316	8,429	202,507
Interest expense	16,646	3,531	897	11,639	6,034	106	5,981	18,759	16,557	80,150
Depreciation and amortization	21,240	43,141	34,930	1,821	9,589	28	4,733	154	35,363	150,999
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	5,415	(1,009)	(2,059)	1,641	284	(409)	8,154	1,143	645	13,805
Write-downs of long-lived assets	—	—	—	18	944	—	—	65	—	1,027
Decrease in policy liabilities	—	—	—	—	—	11,762	—	—	—	11,762
Equity in net income (loss) of and gains (losses) on sales of affiliates	(377)	22	22	762	273	1,615	7,781	(537)	18,813	28,374
Discontinued operations	714	—	—	3,646	4,908	—	2,952	2,868	2,622	17,710
Segment profit	58,231	28,224	10,869	44,682	51,236	9,921	60,387	31,315	37,763	332,628
Segment assets	1,861,403	510,805	121,621	1,517,927	901,237	511,051	773,595	487,900	625,036	7,310,575
Long-lived assets	13,718	174,044	74,145	12,998	602,629	—	38,029	25,743	154,987	1,096,293
Expenditures for long-lived assets	2,339	90,679	44,026	6,943	158,422	—	7,738	21,050	68,608	399,805
Investment in affiliates	17,158	88	119	545	72,783	9,171	123,551	5,871	125,297	354,583

Segment revenues and segment profits in the Other segment include the gains on the sale of a portion of our shares in Aozora Bank, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Operations in Japan							Overseas Operations		Total
Year ended March 31, 2008	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	¥131,139	¥158,093	¥78,317	¥91,179	¥278,096	¥128,742	¥126,343	¥101,739	¥121,988	¥1,215,636
Interest revenue	58,334	2	2	80,329	2,593	—	41,424	38,912	7,074	228,670
Interest expense	24,517	5,513	1,266	20,247	11,840	151	7,885	19,235	18,589	109,243
Depreciation and amortization	19,124	52,033	37,590	3,433	13,595	52	7,094	815	40,614	174,350
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	14,803	536	(32)	2,266	61	737	9,898	2,567	2,390	33,226
Write-downs of long-lived assets	—	—	6	—	1,736	—	—	—	—	1,742
Decrease in policy liabilities	—	—	—	—	—	5,567	—	—	—	5,567
Equity in net income (loss) of and gains (losses) on sales of affiliates	(636)	11	50	787	20,470	(135)	16,443	229	21,900	59,119
Discontinued operations	(102)	—	—	723	37,342	—	(6,060)	4,570	(42)	36,431
Segment profit	35,932	25,577	11,658	42,089	80,778	7,318	24,720	16,198	45,391	289,661
Segment assets	1,965,200	519,643	130,171	1,932,874	1,053,364	480,745	745,318	452,976	598,486	7,878,777
Long-lived assets	19,636	210,299	94,128	52,991	712,258	—	58,715	32,284	165,526	1,345,837
Expenditures for long-lived assets	1,745	100,972	64,744	39,058	186,069	—	13,093	23,110	72,653	501,444
Investment in affiliates	15,868	98	243	388	97,179	3,307	141,112	4,313	57,332	319,840

	Millions of U.S dollars
	Operations in Japan							Overseas Operations		Total
Year ended March 31, 2008	Corporate Financial Services	Automobile Operations	Rental Operations	Real Estate -Related Finance	Real Estate	Life Insurance	Other	The Americas	Asia, Oceania and Europe
Revenues	$1,309	$1,578	$781	$910	$2,776	$1,285	$1,261	$1,015	$1,218	$12,133
Interest revenue	582	0	0	802	26	—	413	388	71	2,282
Interest expense	243	55	13	202	118	2	79	192	186	1,090
Depreciation and amortization	191	519	375	34	136	1	71	8	405	1,740
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	147	5	(0)	23	1	7	99	26	24	332
Write-downs of long-lived assets	—	—	0	—	17	—	—	—	—	17
Decrease in policy liabilities	—	—	—	—	—	56	—	—	—	56
Equity in net income (loss) of and gains (losses) on sales of affiliates	(6)	0	0	8	204	(1)	164	2	219	590
Discontinued operations	(2)	—	—	7	373	—	(60)	46	(0)	364
Segment profit	359	255	116	420	806	73	247	162	453	2,891
Segment assets	19,615	5,187	1,299	19,292	10,514	4,798	7,439	4,521	5,974	78,639
Long-lived assets	197	2,099	939	529	7,109	—	586	322	1,652	13,433
Expenditures for long-lived assets	17	1,008	646	390	1,857	—	131	231	725	5,005
Investment in affiliates	159	1	2	4	970	33	1,408	43	572	3,192

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The accounting policies of the segments are almost the same as those described in Note 1 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain, which are recognized net of tax in the consolidated statements, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and write-downs of certain long-lived assets, are excluded from the segment profit or loss and are regarded as corporate items.

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

	Millions of yen			Millions of U.S. dollars
	2006	2007	2008	2008
Segment revenues:
Total revenues for segments	¥972,235	¥1,166,870	¥1,215,636	$12,133
Revenue related to corporate assets	14,399	545	1,454	15
Revenue from discontinued operations	(72,702)	(42,455)	(63,036)	(629)

Total consolidated revenues	¥913,932	¥1,124,960	¥1,154,054	$11,519

Segment profit:
Total profit for segments	¥268,793	¥332,628	¥289,661	$2,891
Corporate interest expenses, general and administrative expenses	(5,882)	(3,554)	(933)	(9)
Corporate write-downs of securities	(64)	(227)	(2,115)	(21)
Corporate write-downs of long-lived assets	(5,038)	—	—	—
Corporate net gains or losses on investment securities	11,225	(2,012)	(130)	(1)
Corporate other gains or losses	4,865	2,380	(4,204)	(42)
Discontinued operations	(29,459)	(17,710)	(36,431)	(364)
Minority interests in earnings of subsidiaries	3,257	4,844	3,918	39

Income before income taxes, minority Interests in earnings of Subsidiaries, discontinued operations and extraordinary gain	¥247,697	¥316,349	¥249,766	$2,493

Segment assets:
Total assets for segments	¥6,318,969	¥7,310,575	¥7,878,777	$78,639
Cash and cash equivalents, restricted cash and time deposits	424,262	337,645	465,049	4,641
Allowance for doubtful receivables on direct financing leases and probable loan losses	(97,002)	(89,508)	(102,007)	(1,018)
Other receivables	165,657	212,324	284,286	2,837
Other corporate assets	430,569	436,151	468,865	4,680

Total consolidated assets	¥7,242,455	¥8,207,187	¥8,994,970	$89,779

FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”) requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for operations in Japan and on the bases of geographic area for overseas operations, the information required is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are significant. Almost all the revenues of The Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to each segment is principally the location of the foreign subsidiaries and foreign affiliates.

FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2006, 2007 and 2008.

Schedule II.—Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

For the year ended March 31, 2006

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥660	¥—	¥97	¥(160)	¥22	¥619
Severance and other benefits to terminated employees	14	—	5	(17)	1	3
Other costs	—	—	—	—	—	—
Total	¥674	¥—	¥102	¥(177)	¥23	¥622

Deferred Tax Assets: Valuation Allowance	¥14,649	¥573	¥7,908	¥(7,515)	¥481	¥16,096

For the year ended March 31, 2007

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥619	¥—	¥69	¥(88)	¥64	¥664
Severance and other benefits to terminated employees	3	—	—	(3)	—	—
Other costs	—	—	—	—	—	—
Total	¥622	¥—	¥69	¥(91)	¥64	¥664

Deferred Tax Assets: Valuation Allowance	¥16,096	¥6,843	¥3,468	¥(3,248)	¥74	¥23,233

For the year ended March 31, 2008

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥664	¥—	¥1	¥(82)	¥(83)	¥500
Severance and other benefits to terminated employees	—	—	66	(39)	(3)	24
Other costs	—	—	6	—	(1)	5
Total	¥664	¥—	¥73	¥(121)	¥(87)	¥529

Deferred Tax Assets: Valuation Allowance	¥23,233	¥16,393	¥5,279	¥(2,753)	¥(587)	¥41,565

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 20, 2006 (Incorporated by reference from the annual report on Form 20F filed on July 24, 2006, commission file number 001-14856)

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 24, 2008

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on June 20, 2006 (Incorporated by reference from the annual report on Form 20F filed on July 24, 2006, commission file number 001-14856)

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics, as amended on April 26, 2005 (Incorporated by reference from the annual report on Form 20-F filed on July 15, 2005, commission file number 001-14856)

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of independent registered public accounting firm