Form 20-F
period 2009-03-31
ORIX CORP
filed 2009-06-26
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2009

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

Mita NN Building, 4-1-23 Shiba, Minato-ku Tokyo 108-0014, Japan

(Address of principal executive offices)

Tatsuhito Yazaki

Mita NN Building, 4-1-23 Shiba, Minato-ku Tokyo 108-0014, Japan

Telephone: +81-3-5419-5042

Facsimile: +81-3-5419-5901

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

As of March 31, 2009, 92,217,067 Shares were outstanding, including Shares that were represented by 1,446,586 ADSs.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒   Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒  No

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

☒  Yes    ☐  No

Indicate by check mark whether the Registrant submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐  Yes     ☐  No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☒  Large Accelerated Filer        ☐  Accelerated Filer        ☐  Non-Accelerated Filer

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing.

☒  U.S. GAAP    ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐  Yes    ☐  No

*	Not for trading, but only for technical purposes in connection with the registration of the ADSs.

i

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

As used in this annual report, unless the context otherwise requires, the “Company” and “ORIX” refer to ORIX Corporation and “ORIX Group,” “we,” “us,” “our” and similar terms refer to ORIX Corporation and its subsidiaries.

In this annual report, “subsidiary” and “subsidiaries” refer to consolidated subsidiaries of ORIX, generally companies in which ORIX owns more than 50% of the outstanding voting stock and exercises effective control over the companies’ operations, and “affiliate” and “affiliates” refer to all of our affiliates accounted for by the equity method, generally companies in which ORIX has the ability to exercise significant influence over their operations by way of 20-50% ownership of the outstanding voting stock or other means.

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2009 is referred to throughout this annual report as fiscal 2009 or the 2009 fiscal year, and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following selected consolidated financial information has been derived from our consolidated financial statements as of each of the dates and for each of the periods indicated below except for “Number of employees.” This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included in this annual report in Item 18, which have been audited by KPMG AZSA & Co.

	Year ended March 31,
	2005	2006	2007	2008	2009	2009
	(In millions of yen and millions of dollars)
Income statement data: (1)
Total revenues	¥908,765	¥913,818	¥1,122,450	¥1,151,539	¥1,075,811	$10,952
Total expenses	778,073	700,916	841,385	963,549	1,021,072	10,395
Operating income	130,692	212,902	281,065	187,990	54,739	557
Equity in net income (loss) of affiliates	19,672	32,054	31,951	48,343	(42,937)	(436)
Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	3,347	2,732	1,962	12,222	(1,731)	(18)
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	153,711	247,688	314,978	248,555	10,071	103
Income from continuing operations	83,871	148,187	184,375	146,150	10,188	104
Net income	91,496	166,388	196,506	169,597	21,924	223

	As of March 31,
	2005	2006	2007	2008	2009	2009
	(In millions of yen and millions of dollars except number of Shares)
Balance sheet data:
Investment in direct financing leases (2)	¥1,451,574	¥1,437,491	¥1,258,404	¥1,098,128	¥914,444	$9,309
Installment loans (2)	2,386,597	2,926,036	3,490,326	3,766,310	3,304,101	33,636

Subtotal	3,838,171	4,363,527	4,748,730	4,864,438	4,218,545	42,945
Investment in operating leases	619,005	720,096	862,049	1,019,956	1,226,624	12,487
Investment in securities	589,271	682,798	875,581	1,121,784	926,140	9,428
Other operating assets	82,651	91,856	152,106	197,295	189,560	1,930

Operating assets (3)	5,129,098	5,858,277	6,638,466	7,203,473	6,560,869	66,790
Allowance for doubtful receivables on direct financing leases and probable loan losses	(115,250)	(97,002)	(89,508)	(102,007)	(158,544)	(1,614)
Other assets	1,055,105	1,481,180	1,658,229	1,893,504	1,967,411	20,029

Total assets	¥6,068,953	¥7,242,455	¥8,207,187	¥8,994,970	¥8,369,736	$85,205

Short-term debt	¥947,871	¥1,336,414	¥1,174,391	¥1,330,147	¥798,167	$8,125
Long-term debt	2,861,863	3,236,055	3,863,057	4,462,187	4,453,845	45,341
Common stock	73,100	88,458	98,755	102,107	102,216	1,041
Additional paid-in capital	91,045	106,729	119,402	135,159	136,313	1,388
Shareholders’ equity	727,333	953,646	1,194,234	1,267,917	1,167,530	11,886
Number of issued Shares	87,996,090	90,289,655	91,518,194	92,193,067	92,217,067	—
Number of outstanding Shares	87,388,706	89,890,579	91,233,710	90,496,863	89,400,220	—

		2005	2006	2007	2008	2009
Key ratios (%): (4)
Return on equity, or ROE		14.17	19.80	18.30	13.78	1.80
Return on assets, or ROA		1.56	2.50	2.54	1.97	0.25
Shareholders’ equity ratio		11.98	13.17	14.55	14.10	13.95
Allowance/investment in direct financing leases and installment loans		3.00	2.22	1.88	2.10	3.76

Per share data and employees:
Shareholders’ equity per Share		¥8,322.96	¥10,608.97	¥13,089.83	¥14,010.62	¥13,059.59
Basic earnings from continuing operations per Share (5)		997.16	1,677.82	2,042.70	1,603.40	114.59
Basic earnings per Share		1,087.82	1,883.89	2,177.10	1,860.63	246.59
Diluted earnings per Share		1,002.18	1,790.30	2,100.93	1,817.81	233.81
Cash dividends per Share		25.00	40.00	90.00	130.00	260.00
Cash dividends per Share (6)		$0.23	$0.34	$0.77	$1.07	$2.49
Number of employees		13,734	15,067	16,662	18,702	18,920

(1)	As a result of the recording of income from discontinued operations based on the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we reclassified certain items retroactively to the prior years.
(2)

The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥138,699 million, ¥120,607 million, ¥134,394 million, ¥203,253 million and ¥495,514 million as of March 31, 2005, 2006, 2007, 2008 and 2009, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥25,733 million, ¥20,494 million, ¥21,149 million, ¥22,637 million and ¥27,949 million as of March 31, 2005, 2006, 2007, 2008 and 2009, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥26,945 million, ¥16,455 million, ¥12,656 million, ¥15,333 million and ¥17,860 million, as of March 31, 2005, 2006, 2007, 2008 and 2009, respectively, and (iii) installment loans individually evaluated for impairment of ¥86,021 million, ¥83,658 million, ¥100,589 million, ¥165,283 million and ¥449,705 million as of March 31, 2005, 2006, 2007, 2008 and 2009, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2009 compared to Year Ended March 31, 2008—Details of Operating Results—Revenues, New Business Volumes and Operating Assets—Direct financing leases,” and “—Installment loans and investment securities.”

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

EXCHANGE RATES

In certain parts of this annual report, we have translated yen amounts into dollars for the convenience of readers. The rate that we used for translations was ¥98.23 = $1.00, which was the approximate exchange rate in Japan on March 31, 2009 using the telegraphic transfer rate of the Bank of Tokyo-Mitsubishi UFJ, Ltd. The following table provides the noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies. As of June 19, 2009, the noon buying rate for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies was ¥96.15 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,
	2005	2006	2007	2008	2009
	(Yen per dollar)
Yen per dollar exchange rates:
High	¥114.30	¥120.93	¥121.81	¥124.09	¥110.48
Low	102.26	104.41	110.07	96.88	87.80
Average	107.28	113.67	116.55	113.61	100.85
At period-end	107.22	117.48	117.56	99.85	99.15

The following table provides the high and low noon buying rates for yen per $1.00 during the months indicated.

	High	Low
2008
December	¥93.71	¥87.84

2009
January	¥94.20	¥87.80
February	98.55	89.09
March	99.34	93.85
April	100.71	96.49
May	99.24	94.45

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described below as well as all the other information in this annual report, including, but not limited to, our consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Our business activities, financial condition and results of operations and the trading prices of our securities could be adversely affected by any of the factors discussed below or other factors. This annual report also contains forward-looking statements that involve uncertainties. Our actual results could differ from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the risks faced by us described below and elsewhere in this annual report. See “Forward-Looking Statements.” Forward-looking statements in this section are made only as of the filing date of this annual report.

1. Risks related to our external environment

(1) Our business activities, financial condition and results of operations may be adversely affected by turmoil in the financial and capital markets and global economic conditions

The global economy is currently experiencing unprecedented turmoil in the world’s financial and capital markets. This turmoil has resulted in a variety of damaging effects on the operating environment of the financial industry, including a severe contraction in the availability of credit, a reduction in liquidity, a decrease of confidence in the financial system and global economic decline. The soundness of many financial institutions is dependent on that of other financial institutions through their mutual credits, trading and other transactions. Accordingly, uncertainty regarding the creditworthiness of or the likelihood of default by certain financial institutions could result in significant liquidity problems, losses or defaults at other financial institutions. Although the governments of several major countries have taken extensive emergency measures to stabilize the global financial markets, there is no guarantee that such measures will be effective in correcting the current financial meltdown.

In Japan, exports have been adversely affected by both economic recessions in the United States and Europe as well as a stronger yen exchange rate vis-à-vis the dollar and euro. Concerns about Japan’s future economic growth, share price volatility, exchange rate volatility, rising unemployment, declining real estate prices and lower corporate earnings have added to the pressures on the Japanese economy. As a result of these pressures, there has been a rise in delinquencies and default rates, as well as a general lack of confidence in the financial markets amid fears of a prolonged recession in Japan.

Despite our attempts to minimize our exposure to these Japanese and global problems through the development and implementation of risk management procedures, further deterioration of Japanese and global financial and capital markets and economic conditions could continue to adversely affect our business activities, financial condition and results of operations.

(2) Our access to liquidity and capital may be restricted by economic conditions or instability in the financial markets

Our primary sources of funds from financing activities are: borrowings from banks and other institutional lenders, funding from capital markets (such as offerings of commercial paper, medium-term notes, straight bonds, convertible bonds, asset-backed securities and other debt securities) and deposits. Such sources include a significant amount of short-term debt such as commercial paper and short-term borrowings from various institutional lenders, and long-term debt maturing in the current fiscal year ending March 31, 2010. The dysfunction of, and turmoil in, the financial markets have led to a severe reduction in available credit due to increased concerns about, among other things, rising borrower default rates.

The reduction of available credit has increased the risks to our financial liquidity. These risks have increased due to a variety of factors including our ability to raise new funds in the market or renew existing funding sources is uncertain; we are exposed to increased funding costs; we may be more subject to volatility in the credit markets; and our securities may not be attractive to investors in the capital markets. If our access to liquidity is restricted, or if we are unable to obtain our required funding at acceptable costs, we may face a liquidity shortage that significantly impairs our financial condition, or, alternatively, we may be required to substantially, or suddenly, curtail our business activities, which would significantly and adversely affect our results of operations.

(3) We may lose market share or suffer reduced interest margins if our competitors compete with us on pricing and other terms

We compete with our competitors primarily on the basis of pricing, terms and transaction structure. Other competitive factors include industry experience, client service and client relationships. In recent years, Japanese banks, their affiliates and other finance companies have implemented strategies targeted at increasing business with small and medium-sized enterprises, which form the core of our customer base in Japan. Our competitors sometimes seek to aggressively compete on the basis of pricing and terms, without regard to profitability, and we may lose market share if we are unwilling to compete on pricing or terms. Similarly, some of our competitors are larger than we are and have access to capital at a lower cost than we have and may be better able to maintain profits at reduced prices. If we compete with our competitors on pricing or terms, we may experience lower income or reduced profitability.

(4) Negative press coverage or rumors could affect our business activities, financial condition, results of operations or share price

Our business depends upon the confidence of customers and market participants. Negative press coverage or rumors (including on the Internet) about our activities, our industry or parties with whom we do business could harm our reputation and diminish confidence in our business. If we become aware of such negative press coverage, we typically assess the situation and take appropriate action in response. However, even if we provide appropriate and timely explanations to the press and other interested parties, there is no assurance that we can prevent an adverse effect on our reputation. If we suffer reputational damage as a result of any negative publicity, there is a chance that we will lose customers or business opportunities, which could adversely affect our results of operations and cause our share price to decline.

(5) Our business may be adversely affected by economic fluctuations and political disturbances

We conduct business operations in Japan as well as overseas, including in the United States, Asia, Oceania, the Middle East and Europe. Shifts in commodity market prices, shifts in consumer demands, political instability or religious strife in any such region could adversely affect our operations.

(6) Changes in laws, regulations and accounting standards may affect our business activities, financial condition and results of operations

Changes in laws, regulations and accounting standards may affect the way that we conduct our business, the products that we may offer in Japan or overseas as well as our customers, borrowers and invested companies. Such changes are unpredictable and may cause our costs to increase. As a result our business activities, financial condition and results of operations could be adversely affected.

(7) Our business activities, financial condition and results of operations may be adversely affected by unpredictable events

Our business activities, financial condition and results of operations may be adversely affected by unpredictable events or any continuing effects caused by such events. Unpredictable events include man-made events, such as accidents, war, terrorism and insurgency, and natural events, such as earthquakes, storms, tsunamis, fires and outbreaks of new strains of influenza or other infectious diseases. These events may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of the economic conditions of a country. If such a sudden and unpredictable event occurs in an area where we operate, either as a single event or in combination with other unpredictable events, we may be unable to respond to such changing economic conditions in time to protect our affected business operations, and our results of operations may be adversely affected.

2. Risks related to our financial affairs

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

We cannot be sure that our allowance for doubtful receivables on direct financing leases and probable loan losses will be adequate to cover future credit losses. In particular, this allowance may be inadequate due to adverse changes in the Japanese and overseas economies in which we operate, or discrete events that adversely affect specific customers, industries or markets. Recently, the number of clients facing a deteriorating operating environment has been increasing due to restricted credit availability caused by the deterioration of the financial markets. As a result, while our charge-offs (net) have remained flat year on year, provisions for doubtful receivables and probable loan losses have been increasing. This, coupled with a deterioration of the real estate market, has caused significant increases in loans individually evaluated for impairment and provisions for doubtful receivables and probable loan losses for our installment loans to real estate-related companies. See “Item 5—Operating and Financial Review—Results of Operations—Year Ended March 31, 2009 Compared to Year Ended March 31, 2008—Details of Operating Results—Revenues, New Business Volumes and Operating Assets—Installment loans and investment securities—Asset quality of our owned installment loans” for additional details. If these trends continue, we may be required to make additional provisions in the future and our results of operations may be adversely affected.

In order to enhance our collections from debtors, we may forbear from exercising some or all of our rights as a creditor against companies that are unable to fulfill their repayment obligations, and we may forgive loans or extend additional loans to such companies. Furthermore, if economic or market conditions are adverse, the value of underlying collateral and guarantees may decline. As a result, there is a possibility that credit-related costs might increase. If we need to increase our allowance for doubtful receivables on direct financing leases and probable loan losses to cover these changes or events, our results of operations could be adversely affected.

(2) We may suffer losses on our investment portfolio

We hold investments in debt and equity securities, funds, ships, aircraft and real estate in Japan, the United States and other regions. The market values of our investment assets are volatile and may decline substantially in the current year or future years. Furthermore, debt and equity securities classified as trading securities are measured at fair value and changes in their values have a direct influence on our income and losses. Unrealized gains and losses on debt and equity securities classified as available-for-sale securities are recorded in shareholders’ equity, net of income taxes, and are not ordinarily charged directly to income. We recognize write-downs when we determine that declines in fair value on the securities (other than trading securities) are other than temporary.

The uncertainty in the global financial and capital markets has led to significant reductions in the liquidity of securities, greater volatility, widening of credit spreads and a lack of price transparency. For further details about valuation losses on our investment securities, see “Item 5—Operating and Financial Review—Results of Operations—Year Ended March 31, 2009 Compared to Year Ended March 31, 2008—Details of Operating Results—Revenues, New Business Volumes and Operating Assets—Brokerage commissions and net gains (losses) on investment securities” and “—Expenses—Write-downs of securities”. Although we attempt to minimize risks through the development and implementation of risk management procedures, a continuation of the present adverse market conditions or further deterioration in global financial market conditions could cause us to suffer unexpected losses from declines in the fair market value of securities. We record declines in the fair market value of the securities in accordance with applicable accounting principles. However, due to a decline in liquidity, or to the absence of liquidity, our securities may only be marketable below the recorded price.

(3) Changes in market interest rates and currency exchange rates could adversely affect our assets and our financial condition and results of operations

Our business activities are subject to risks relating to changes in market interest rates and currency exchange rates in Japan and overseas. Although we conduct asset-liability management (“ALM”), fixed and variable interest rates and terms of fixed-rate assets and liabilities are not uniform among our assets and liabilities. As such, increases or decreases in market interest rates or changes in the yield curve could adversely affect our results of operations.

In addition, the value of our assets may move independently of market interest rates. Where funds procurement costs are increasing due to a significant increase in market interest rates or the perception that an increase may occur, financing leases terms and loan interest rates for new transactions may diverge from the trend in market interest rates.

Furthermore, changes in market interest rates could have an adverse effect on the credit quality of our assets and our asset structure. With respect to our floating-rate loan assets, if market interest rates increase, this may increase the repayment burden that our customers bear. This increased burden could adversely affect the financial condition of our customers and their ability to repay their obligations to us, possibly resulting in defaults. Alternatively, a decline in interest rates could result in increased prepayments of loans and a decrease in our assets.

We have subsidiaries and affiliates in the United States and other countries outside of Japan. Although we generally attempt to hedge foreign exchange risks that arise from these business operations through matched funding, foreign exchange contracts, currency swaps and other hedging instruments, not all of our foreign exchange risks are perfectly hedged. Similarly, any retained earnings accumulated in foreign currencies at our overseas subsidiaries are also subject to exchange risks. As a result, a significant change in currency exchange rates could have an adverse impact on our financial condition and results of operations.

(4) Our funding may be adversely affected if our credit ratings are downgraded

We obtain credit ratings from ratings agencies and have been recently downgraded by JCR and placed on negative outlook by Moody’s, S&P, JCR and R&I. Although this has not had an adverse impact on our business operations, any further downgrades in our credit ratings could result in an increase in our interest expenses, and could have an adverse impact on our fund raising ability by: increasing costs of issuing commercial paper and corporate debt securities, decreasing investor demand for our securities, increasing our bank borrowing costs or reducing the amount of bank credit available to us. Any one of these liquidity events could limit our ability to raise capital, thereby adversely affecting our financial condition and liquidity position. In such event we would seek financing from alternative sources, including asset sales. However, alternative financing may not be adequate to meet our funding needs if adverse conditions arise. As a result, our business activities, financial condition and results of operations may be adversely affected.

(5) Our use of derivatives to manage risk and reduce price fluctuations in our investment portfolio may adversely affect our financial condition and results of operations

We utilize derivative instruments to reduce investment portfolio price fluctuations, to manage interest rate and foreign exchange rate risk, and as part of our trading activities. However, we may not be able to successfully manage our risks through the use of derivatives. Counterparties may fail to honor the terms of their derivatives contracts with us. Alternatively, our ability to enter into derivative transactions may be adversely affected if our credit ratings are downgraded. We may also suffer losses from trading activities. As a result, our financial condition and results of operations could be adversely affected. For a discussion of derivative financial instruments and hedging, see Note 27 in “Item 18. Financial Statements.”

3. Risks related to our business overall

(1) We face various operational risks

Our various businesses entail many types of operational risks. Operational risk is defined as the risk of loss resulting from inadequacies in, or failures of, internal processes, people and systems, or from external events. Examples of operational risk include inappropriate sales practices, the divulging of confidential information, inadequate internal communication of necessary information, misconduct of officers or employees, errors in the settlement of accounts, erroneous stock orders, computer system security failures and conflicts with employees concerning labor and workplace management.

Our management attempts to control operational risk and maintain it at a level that we believe is appropriate. Notwithstanding our control measures, operational risk is part of the business environment in which we operate, and we may incur losses at any time due to this risk. Even if we do not incur direct pecuniary loss, our reputation may be adversely affected.

Our main operational risks are as follows.

(i) A failure to comply with regulations to which our businesses are subject could result in sanctions or penalties, harm our reputation and adversely affect our business activities, financial condition and results of operations

Our business and employees in Japan are subject to laws, as well as regulatory oversight of government authorities who implement those laws, relating to the various fields in which we operate. This includes laws and regulations applicable to financial institutions such as the Moneylending Business Law, the Installment Selling Control Law, the Insurance Business Law, the Banking Law, the Trust Business Law, the Real Estate Trading Business Law and the Building Standards Law, as well as general laws applicable to our business activities such as the Company Law, the Financial Instruments and Exchange Law, the Antimonopoly Act and the Personal Information Protection Act.

Our businesses outside of Japan are also subject to the laws and regulations of the jurisdictions in which they operate and are subject to oversight by the regulatory authorities of those jurisdictions. For example, in addition to being subject to U.S. securities laws, we are also prohibited or otherwise restricted by U.S. law from entering into any transactions with countries listed as state sponsors of terrorism. Our compliance and legal risk management structures are designed to prevent violations of such laws and regulations, but they may not be effective in preventing all future violations. We engage in a wide range of businesses and may expand into new businesses through our acquisition activities. We implement various internal control measures for our businesses; however, with the expansion of our operations, these controls may not function adequately. In such cases, we may be subject to sanctions or penalties, and our reputation may be adversely affected. Future violations of laws and regulations could result in regulatory action and harm our reputation, and our business activities, financial condition and results of operations could be adversely affected. Even if there are no violations of laws, if we are investigated by government authorities and the investigation becomes publicly known, our reputation may be harmed and our business activities may be adversely affected.

(ii) Failures in our computer and other information systems could hinder our operations and damage our reputation and relationships with customers

We utilize computer systems and other information systems for financial transactions, personal information management, business monitoring and processing and as part of our business decision-making and risk management activities. We also offer data center services for our customers. System shutdowns, malfunctions or failures, the mishandling of data or fraudulent acts by employees or third parties, or infection by a computer virus could have adverse effects on our operations, for example by causing delay in the receipt and payment of funds, the leak or destruction of confidential information or personal information, the generation of errors in information used for business decision-making and risk management, and the suspension of other services provided to our customers. In such event, our liquidity could be adversely affected. Alternatively, the liquidity of customers who rely on us for financing or payment or who utilize our data center services could be adversely affected, and our relationships with such customers could also be adversely affected. The occurrence of any of these or any other disruptions could result in our being sued or subject to administrative penalty, or our reputation or credibility could be adversely affected.

Our information system equipment could suffer damage from a large-scale natural disaster or from terrorism. Since information systems serve an increasingly important role in business activities, there is an increasing risk of stoppage of the network or information systems due to disaster or terrorism. If networks or information systems fail, we could experience interruption of business activity, delay in payment or sales, or substantial costs for recovery of functionality.

(iii) We may not be able to hire or retain human resources to achieve our strategic goals

Our business requires a considerable investment in human resources and requires the retention of such resources in order to successfully compete in markets in Japan and overseas. Much of our business requires employment of talented individuals who have experience and knowledge in the financial field. If we cannot develop, hire or retain the necessary human resources, or if such personnel resign, we may not be able to achieve our strategic goals.

(2) The departure of senior management could adversely affect us

Our continued success relies significantly on the ability and skills of our senior management. The departure of current senior management could have an adverse effect on our business activities, financial condition and results of operations.

(3) Changes in the legal or financial stability of, or cultural differences with, any counterparties with whom we enter into joint ventures or alliances could adversely affect our results of operations

We operate joint ventures and enter into alliances with foreign and domestic third parties, and the success of these operations is often dependent upon the financial and legal stability of these third parties or counterparties. If one of the counterparties with whom we operate a joint venture or have a business alliance suffers a decline in its financial condition for any reason, or is subject to instability because of a change of the laws governing its operations after we have invested in the joint venture or the business alliance and begun operations, we may not be able to successfully operate the joint venture or alliance, may be required to pay in additional capital, or may be required to close the operations altogether. Likewise, significant differences in corporate culture between us and these partners may come to light, and may result in significant changes to the assumptions that we made when we decided to begin the operations. If our alliance counterparties are unable to perform as expected, or if any unexpected variations from the assumptions we made on entering into alliances occur, then we may not be able to continue those alliances successfully. Our inability to successfully operate joint ventures or alliances may adversely affect our reputation and results of operations.

(4) If our independent registered public accounting firm finds that our internal controls over financial reporting are insufficient, investors may lose confidence in the reliability of our financial statements, adversely affecting our share price, financial condition and reputation

The U.S. Securities and Exchange Commission (the “SEC”), as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring each SEC-registered foreign private issuer to include in its Annual Report on Form 20-F a report containing an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accounting firm must provide an attestation report on the effectiveness of the company’s internal controls over financial reporting. These requirements are reflected in our Annual Reports filed on Form 20-F for the fiscal years ended March 31, 2007 and thereafter.

Similarly, the Financial Instruments and Exchange Act was enacted in June 2006 in Japan. Article 24-4-4 thereof requires that a listed company shall submit its internal control report with an audit certificate issued by an independent registered public accounting firm together with its annual securities report. These requirements are applicable to annual securities reports issued for the fiscal year ended March 31, 2009. Pursuant to the provisions of the “Cabinet Office Ordinance on the System for Ensuring Appropriateness of Statements on Finance and Accounting and Other Information” (2007, No. 62) (the “Cabinet Office Ordinance”), our internal control reports required under the Financial Instruments and Exchange Act are prepared in conformity with the requirements under U.S. accounting standards for the terms, form and preparation method of internal control reports and by including additional information regarding significant differences between the reports prepared in accordance with Japanese accounting standards.

Although we have established and assessed our internal controls over financial reporting in a manner intended to ensure compliance with the requirements of various laws and regulations, in future periods our independent registered public accounting firm may identify material weaknesses in our internal controls over financial reporting and may issue a report that our internal controls over financial reporting are ineffective. These possible outcomes could have a negative impact on our share price, reputation, business activities, financial condition or results of operations due to a loss of investor confidence in the reliability of our financial statements.

(5) Our risk management may not be effective

We continuously seek to improve our risk management function. However, due to the rapid expansion of our business or significant changes in the business environment, our risk management may not be effective in some cases. We operate in a wide variety of business and geographic areas and if we are unable to effectively manage new or existing risks, our financial condition and results of operations could be adversely affected.

4. Risks related to specific businesses

(1) Our real estate-related operations expose us to various risks

The main areas of our real estate-related operations are real estate-related loans and real estate business. Real estate-related loans are comprised of loans to domestic real estate companies or construction companies, nonrecourse loans for which cash flow from real estate is the main source of repayment, and underwriting specified bonds that are issued by special purpose entities and secured by real estate. Our real estate business comprises the development and lease of office buildings, rental housing, commercial facilities and logistics warehouses; the construction and sale of condominiums; the operation of hotels, golf courses and training facilities; the development and operation of senior housing; integrated facilities management and related services; and asset management services for real estate investment trusts (REITs).

Due to the global financial crisis, the real estate markets in Japan and overseas have declined significantly, resulting in a dramatic deterioration of the funding environment for real estate purchase and development. Accordingly, the business conditions for our borrowers in the real estate industry, including real estate companies as well as construction companies, have deteriorated significantly, and the value of the real estate collateral supporting the loans that we have made is decreasing. These trends have led to increases in our provisions for doubtful receivables and probable loan losses as well as in our credit costs. See “Provision for doubtful receivables and probable loan losses” of Item 5 for further details. In addition, in our real estate business, profit on sales of lease properties is decreasing, and we have incurred valuation losses on property for sale in our condominium business. If the real estate market continues to deteriorate in the future, we may write down further the value of our properties (including real estate projects in which we have an interest), reschedule due dates of particular loans, purchase the senior portion of debt to preserve subordinated debt held by us, or make other additional investments to protect the viability of a project. Despite any additional investments, loans or other efforts that we make to maintain the viability of our properties and development projects, those efforts may fail and our investments may be lost. Any losses that we suffer due to additional write-downs of property values, losses on additional investments, or losses related to borrowers whose debts we have previously rescheduled or modified may be significant, and could have an adverse effect on our financial condition and results of operations.

Changes of initial real estate development project plans may be required as a result of discussions with neighboring residents about the impact of such plans on the neighborhood, even though all the governmental approvals and licenses required for such projects have been previously obtained. Any such change in our plans may also result in an increased likelihood that sales will become difficult due to lowered credibility of the real estate market, the resulting shifts in consumer’s company choice, or changes in results of operations and financial conditions of, or misconduct of the counterparties to, joint ventures. These factors could adversely affect our results of operations from our real estate business. Furthermore, since the results of operations of real estate-related companies to which we make loans may be adversely affected in the same way, debt collection from such borrowers. The liquidity of properties held by us as collateral may decline, which could also make debt collection difficult.

When we commence a building construction project, we try to obtain indemnity against any breach of contract or defect of property from the contractor. Also, when we purchase a property, we try to obtain indemnity from the seller to cover losses and expenses caused by any defects of geological condition, building structure or material in relation to such property. If construction work is postponed or cancelled due to the contractor’s circumstances, or if there is any defect in a building or facility sold or leased by us, and indemnity is not provided by the contractor or seller or if the indemnity provided is insufficient due to a deterioration of the indemnitor’s financial condition, we may be required to indemnify the tenant or purchaser and thereby incur losses. Even if we do not have to indemnify the tenant or purchaser, we may incur additional costs, including additional construction costs, to complete or operate property causing our expenditures to exceed budget. In addition, even if we do not incur financial loss, property defects may adversely affect our reputation due to our involvement as the seller, owner or original developer.

We may also have latent liabilities for soil contamination cleanup costs related to certain of our real estate acquisitions. Before the Soil Contamination Measures Law came into effect in February 2003, we did not, at the time of acquisition, investigate land (including land provided as loan collateral) that had been used as a factory site or operating facility in which hazardous materials were used or that otherwise could cause health problems due to soil contamination. If the land is polluted and it is necessary to take countermeasures under the Soil Contamination Measures Law, this could adversely affect the value of the land or the amounts conversable on foreclosure from land held as collateral. Although we have conducted investigations at the time of acquisition with respect to land acquired after the Soil Contamination Measures Law came into effect, our investigation may have failed to identify risk and a subsequent determination that such land is polluted may have the same adverse consequences.

If the Building Standards Law, the City Planning Law or any other property-related laws and regulations are amended, we may suffer additional responsibility and our expenses may increase.

We generally carry comprehensive property and casualty insurance covering our real estate investments acquired as part of our real estate business, with insured limits that we believe are adequate and appropriate in light of anticipated losses. However, certain types of losses, such as losses caused by wars, acts of terrorism, willful acts or gross negligence, are uninsurable. In addition, we do not usually carry insurance for damages caused by natural disasters such as earthquakes or typhoons because insurance coverage for such damages is limited and the insurance premiums are relatively expensive.

In the event that our real estate investments suffer uninsured losses, our investment balances in and revenues from such investments could be adversely affected. In addition, in the event that a building or real estate development project in which we have invested is destroyed or otherwise rendered unusable, we would likely remain liable for indebtedness and other financial obligations relating to the relevant property.

(2) We may be exposed to increased risks as we expand or reduce the range of our products and services, or acquire companies or assets

As we have proactively expanded the range of our product sales and services beyond our traditional businesses, we are exposed to new and increasingly complex risks, some or all of which we may be unable to control, and we may incur substantial losses. In addition, our efforts to offer new services and products may not achieve the expected results if business opportunities do not increase as expected or if competitive pressures undermine the profitability of the available opportunities. Restructuring of, or withdrawal from, businesses in which we engage could harm our reputation and adversely affect our financial condition and results of operations.

We cannot guarantee that the price we pay for acquisitions will be fair and appropriate. If the results of operations of acquired companies are lower than what we expected at the times we made the acquisitions, our acquisitions could result in large future write-downs of goodwill and other assets.

In recent years, the contribution from consolidated subsidiaries and equity method affiliates to our consolidated results of operations has increased and has been an important component of our income. There can be no assurance that this contribution will be maintained. While we will continue to review and selectively pursue investment opportunities, there can be no assurance that we will continue to identify attractive opportunities, or that investments will be as profitable as we originally expect. Our subsidiaries and affiliates have a wide range of business operations, including operations that are very different from financial services, our core business. Failure to manage investee companies effectively could result in financial losses as well as losses of future business opportunities. In addition, we may not be able to sell or otherwise dispose of investee at the time or price we initially expected. We may also need to invest additional capital in some investee companies if their financial condition deteriorates. We may lose key personnel in investee companies if such personnel are not satisfied with our management.

In the event that any subsidiary or affiliate to which we transfer our personnel to serve as directors or officers is implicated in a problem of significant public concern, our reputation may be adversely affected irrespective of whether such persons perform their obligations appropriately.

(3) We may suffer losses if we are unable to remarket leased equipment returned to us

We lease equipment to customers under direct financing leases and operating leases. We estimate the residual value at the time of contract, and we may suffer losses if we are unable to sell or re-lease the equipment at the end of the leasing period for the residual value that we estimated at the beginning of the lease. This risk is particularly significant for operating leases. Our estimates of the residual value of equipment are based on current market values of used equipment and assumptions about when and to what extent the equipment will become obsolete; however, we may need to recognize additional valuation losses if our estimate differs from actual trends in equipment valuation and the secondhand market.

(4) Leasing equipment distributors’ inappropriate sales activity may increase the number of customer claims against us and adversely affect our reputation and business performance

Our leasing business and reputation could be affected by the behavior of individual distributors of equipment and inappropriate industry business practices. In 2005, inappropriate sales activity was a serious problem in the telephone equipment leasing industry, and we received an increased number of customer claims and inquiries. In response to the industry trend, the Ministry of Economy, Trade and Industry amended the “Act on Specified Commercial Transactions” in 2005 and has provided guidance to firms in the related industries on compliance measures. If the same problem recurs, leasing contracts may be cancelled before maturity, adversely affecting our business performance, and our reputation may suffer. The measures that we have taken or may take in the future to resolve and address these problems may cause leasing business costs to increase and leasing transactions to decline.

(5) Increased competition or regulatory changes in entertainment-related industries could weaken the financial condition of companies to which we provide credit, which may adversely affect their ability to repay us

We provide credit to companies in entertainment-related industries, such as pachinko halls operators, primarily through direct financing leases and installment loans. Even though we have accumulated credit know-how from past experience and obtain collateral that we consider adequate after thorough examination of the risks presented by these industries, our business activities, financial condition and results of operations could be adversely affected by an intensification of competition or substantial changes in the regulation of these industries, which may adversely affect their financial condition and credit of our customers in these industries.

(6) Changes in the Moneylending Business Law may adversely affect our financial condition and results of operations

We provide consumer loans through ORIX Credit Corporation. The consumer lending industry has been shrinking because of the uncertain business environment that surrounds it due to the increased risk of claims for refunds of “gray zone” interest (that is the interest on loans in excess of the maximum rate prescribed by the Interest Rate Restriction Law, which is between 15% to 20% per annum, and the maximum rate of 29.2% permitted under the Capital Subscription Law) as a result of the strengthening of various related legal restrictions. Regulatory changes include a reduction in the maximum chargeable interest rates implemented by revisions to the Moneylending Business Law as well as the expansion of self-regulation by moneylending companies, include the introduction of aggregate borrowing limits, both of which will become effective by June 2010. The aggregate borrowing limits for consumer lending will in principle prohibit making a new loan to a borrower if the amount, when aggregated with the borrower’s other outstanding debts, would exceed one-third of the borrower’s annual income. Since ORIX Credit Corporation has generally not charged gray zone interest on its loans, the reduction of the maximum chargeable interest rate under the Moneylending Law does not directly affect it. However, the aggregate borrowing limits may result in a decline in our outstanding loan balance as we reduce loans to consumers to refrain from lending beyond their aggregate borrowing limits. Additionally, ORIX Credit’s credit costs may increase if the decreased borrowing limits constrict cash flows of our borrowers, thereby constraining their ability to pay their debts as they come due. Although we announced plans to transform ORIX Credit Corporation into a joint venture with Sumitomo Mitsui Banking Corporation to better compete in light of industry changes, the trend of the consumer loan industry as a whole may adversely affect our financial condition or results of operations.

(7) Accidents in our environment-related business could damage our reputation and cause us to incur financial losses

We began operations of an industrial waste disposal facility through ORIX Environmental Resources Management Corporation in June 2006 as a Private Finance Initiative, or PFI, under contract with Saitama prefecture in Yorii-machi, Saitama. In addition, we acquired Kanematsu Environmental Corporation (now Funabashi Environmental Corporation) in March 2008 to develop an industrial waste disposal business mainly in Funabashi, Chiba. In order to minimize the risk of emitting environmental pollutants, ORIX Environmental Resources Management Corporation utilizes advanced waste disposal techniques. ORIX Environmental Resources Management Corporation has contracted with the waste disposal specialist firm that constructed the facility to serve as operator of the facility. The Funabashi Environmental Corporation has established a facility that minimizes the risk of emitting environmental pollutants. Although we try to reduce the risks related to operating our industrial waste disposal business, environmental pollution could occur due to an operational error or defect in the disposal facility. To protect against a variety of such accident risks, ORIX Environmental Resources Management Corporation has ensured that the relevant operator bears responsibility for the operation and maintenance of the facility under its operating agreement and responsibility for defects in the facility under the design and construction contracts.

However, in the event that the financial condition of the operator has deteriorated to the point that it cannot perform its contractual obligations or indemnify us for losses, we will be required to bear such losses. Furthermore, we will be responsible for any accident occurring by reason of any event other than those for which the operator is responsible by contract. If such an accident occurs, we will be required to incur loss. Even if we do not incur any direct financial loss, our reputation could be adversely affected.

(8) Our medical business and nursing care business expose us to various risks

We operate the Kochi Health Sciences Center, which is a PFI business of Kochi prefecture and Kochi-city, through our subsidiary Kochi Medical PFI Corporation. The subsidiary is not engaged in medical services directly; however, since it contracts out for sterilization of medical materials, if an accident occurs, the subsidiary could be liable for the contribution of the contracted service to the accident. Even if there is no pecuniary liability, our reputation could be adversely affected.

We rent medical instruments to customers. We contract for the inspection of such medical instruments with professionals designated by the manufacturers. The manufactures are responsible for any injuries or damages caused by defects in such medical instruments. However, as a lessor, we also have potential obligations for such defects. Further, even if there is no pecuniary liability, our reputation could be adversely affected by product defects.

We provide housing and elderly care services to senior citizens, including through the operation of at-home nursing care and nursing home facilities. If a nursing service accident occurs, we could be liable for damages, and our reputation could be adversely affected. In addition, if the nursing care insurance system is modified to reduce public financial support and the economic burden on the user is thereby increased, the nursing market could shrink and our results of operations could be adversely affected.

(9) If our advisory services and consulting services that we offer to our customers are insufficient, we may be obligated to compensate our customers

We provide M&A and financial advisory and consulting services to our customers, including through our subsidiaries ORIX M&A Solutions Corporation and Houlihan Lokey Howard & Zukin. If such services are insufficient and our customers suffer losses as a consequence, we may be obligated to compensate our customers for those losses.

(10) Our life insurance subsidiary is subject to risks that are specific to its business

We are exposed to the risk of unpredictable increases in insurance payments for deaths and hospital benefits, in relation to the business of ORIX Life Insurance Corporation, or ORIX Life Insurance. It may incur valuation losses or losses on sales if the value of securities or real estate that it purchases for asset management purposes decreases. ORIX Life Insurance is subject to strict regulatory oversight, which includes the maintenance of certain specified capital requirements. If ORIX Life Insurance suffers valuation or other losses that affect its ability to maintain its regulatory capital requirements, we may be required to provide financial support through capital contributions. In addition, if ORIX Life Insurance fails to conduct asset liability management, or ALM, to appropriately manage risks and returns on investment assets and underwriting risks on insurance policy benefits, its financial condition and results of operations may suffer.

ORIX Life Insurance is required to make contributions to the Life Insurance Policyholders Protection Corporation of Japan, or the PPC. The PPC was established in 1998 to provide financial support to insolvent life insurance companies. All life insurers in Japan, including ORIX Life Insurance, are members of the PPC and are required to make contributions to the PPC based on their respective share of insurance premiums and policy reserves within the industry. Because a number of life insurers have become insolvent since 1998, the PPC’s financial resources have been depleted by financial support provided to those companies. If there are further bankruptcies of life insurers, other members of the PPC, including ORIX Life Insurance, may be required to make additional contributions to the PPC. In such an event, our financial condition and results of operations may be adversely affected.

(11) If the reputation of our professional baseball team declines, our share price, business activities, financial condition and results of operations could be adversely affected

We own and manage a professional baseball team in Japan, the ORIX Buffaloes. Management of a professional baseball team in Japan, due to its public nature, requires us to consider the various social effects that it may have and the reputation of the team. If the reputation of the baseball team declines, our business activities, financial condition, results of operations and our share price could be adversely affected as a consequence.

(12) Ship brokerage exposes us to market and credit risks

We operate a ship brokerage business in which we simultaneously place orders for new ships with shipbuilders and enter into purchase agreements with our customers who purchase the ships for use upon completion. As the process of shipbuilding takes several years from the placement of an order to delivery of the ship, if a purchasing customer defaults under its purchase agreement due to a decline in market conditions or deterioration of its cash flow, we are not extinguished from our obligation to purchase the ship upon completion. Also, if a shipbuilder becomes unable to complete and deliver a ship for financing or other reasons, we will be obliged to repay the deposit received from the customer regardless of whether or not the advance was repaid by the shipbuilder. Any of these above events may adversely affect our results of operation.

5. Risks related to holding or trading our Shares and ADRs

(1) Dispositions of Shares may adversely affect market prices for the Shares

A few of our shareholders hold more than five percent of the total number of outstanding Shares. These shareholders may, for strategic or investment reasons, decide to reduce their shareholdings in ORIX. Dispositions of Shares, particularly dispositions of large numbers of Shares by major shareholders, may adversely affect market prices for the Shares.

For information on major shareholders, see “Item 7. Major Shareholders and Related Party Transactions.” Due to changes in the global economy or political conditions, investors outside Japan may reduce their investments in Japanese stocks. A large portion of our Shares are held by investors outside Japan, and a reduction in Japanese stock investment by such investors may adversely affect market prices of our Shares.

(2) Change of listed sections and delisting of Shares could adversely affect the liquidity and price of the Shares

Each of the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd, on which our Shares are listed in Japan, has certain standards for maintaining the listing of shares. If we fail to meet the listing standards, the listed section of the Shares may change from the more prestigious section 1 to section 2, or the Share may be delisted. In general, the liquidity of shares on section 2 is lower and share price volatility is higher than on section 1. If the Shares are moved to section 2, or are delisted, the liquidity of and prices for the Shares could be adversely affected.

(3) Rights of shareholders under Japanese law may be different from those under the laws of other jurisdictions

Our Articles of Incorporation, the regulations of our board of directors and the Company Law govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights are different from those that would apply if we were incorporated elsewhere. Shareholders’ rights under Japanese law are different in some respects from shareholders’ rights under the laws of jurisdictions within the United States and other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction outside Japan. For a detailed discussion of the relevant provisions of the Company Law and our Articles of Incorporation, see “Item 10. Additional Information—Memorandum and Articles of Incorporation.”

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

(5) We expect to be a passive foreign investment company

We expect to be a passive foreign investment company under the US Internal Revenue Code because of the composition of our assets and the nature of our income. US investors in our Shares or ADSs are therefore subject to special rules of taxation in respect of certain dividends or gain on such Shares or ADSs, including recharacterization of gains realized on the disposition of, and certain dividends received on, the Shares or ADSs as ordinary income earned pro rata over a US investor’s holding period for such Shares or ADSs, taxed at the maximum rate applicable during the years in which such income is treated as earned, and subject to interest charges for a deemed deferral benefit. See “Item 10. Additional Information—Taxation—United States Taxation.” Investors are urged to consult their own tax advisors regarding all aspects of the income tax consequences of investing in our Shares or ADSs.

(6) If you hold fewer than 10 Shares, you will not have all the rights of shareholders with 10 or more Shares

One “unit” of the Shares is comprised of 10 Shares. Each unit of the Shares has one vote. A holder who owns Shares other than in multiples of 10, will own less than a whole unit (i.e., for the portion constituting fewer than 10 Shares.) The Company Law imposes significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote. Under the unit share system, a holder of Shares constituting less than a unit has the right to require ORIX to purchase its Shares and the right to require ORIX to sell it additional Shares to create a whole unit of 10 Shares. However, a holder of ADRs is not permitted to withdraw underlying Shares representing less than one unit, which is equivalent to 20 ADSs, and, as a practical matter, is unable to require ORIX to purchase those underlying Shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any size.

(7) Foreign exchange fluctuations may affect the value of our securities and dividends

Market prices for our ADSs may decline if the value of the yen declines against the dollar. In addition, the dollar amount of cash dividends or other cash payments made to holders of ADSs will decline if the value of the yen declines against the dollar.

(8) A holder of ADRs has fewer rights than a shareholder and must act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take various actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records and exercising dissenters’ rights are available only to holders of record on a company’s register of shareholders. The Shares represented by our ADSs are registered in the name of a nominee of the depositary, through its custodian agent. Only the depositary is able to exercise those rights in connection with the deposited Shares. The depositary will make efforts to vote the Shares represented by our ADSs as instructed by the holders of the ADRs representing such ADSs and will pay to those holders the dividends and distributions collected from

us. However, a holder of ADRs will not be able to directly bring a derivative action, examine our accounting books and exercise dissenters’ rights through the depositary unless the depositary specifically undertakes to exercise those rights and is indemnified to its satisfaction by the holder of ADRs for doing so.

Item 4. Information on the Company

GENERAL

ORIX is a joint stock corporation (kabushiki kaisha) formed under Japanese law. Our principal place of business is at Mita NN Building, 4-1-23 Shiba, Minato-ku, Tokyo 108-0014, Japan, and our phone number is: +81 3 5419 5000. Our general contact URL is https://ssl.orix-form.jp/ir/inquiry_e/ and our URL is: www.orix.co.jp/grp/index_e.htm. The information on our website is not incorporated by reference into this annual report. ORIX USA Corporation, or ORIX USA, is ORIX’s agent in the United States, and its principal place of business is at 1717 Main Street, Suite 900, Dallas, Texas 75201, USA.

CORPORATE HISTORY

ORIX was established on April 17, 1964 in Osaka, Japan as Orient Leasing Co., Ltd. by three trading companies and five banks that included Nichimen Corporation, Nissho Corporation and Iwai Corporation (presently Sojitz Corporation), the Sanwa Bank and Toyo Trust & Banking (presently Mitsubishi UFJ Financial Group, Inc.), the Industrial Bank of Japan and Nippon Kangyo Bank (presently Mizuho Financial Group, Inc.), and the Bank of Kobe (presently Sumitomo Mitsui Financial Group, Inc.). While we maintain business relationships with these companies, they now hold only a limited number of our Shares in the aggregate.

Our initial development occurred during the period of sustained economic growth in Japan during the 1960s and the early 1970s. During this time, strong capital spending by the corporate sector fueled demand for equipment, and led to the first wave of newly established leasing companies in Japan. Under the leadership of Tsuneo Inui, who served as President from 1967 to 1980, we capitalized on the growing demand in this period by expanding our portfolio of leasing assets.

It was also during this time that our marketing strategy shifted from a focus on using the established networks of the trading companies and other initial shareholders to one that concentrated on independent marketing as the number of our branches expanded. In April 1970, we listed our Shares on the second section of the Osaka Securities Exchange, which at the time was the fastest listing by a new company in post-World War II Japan. Since February 1973, the Shares have been listed on the first sections of the Tokyo Stock Exchange and the Osaka Securities Exchange. In September 1998, ORIX listed on the New York Stock Exchange, or NYSE, with the ticker symbol “IX.” ORIX was listed on the Nagoya Stock Exchange from February 1973 to October 2004.

The 1970s saw the gradual maturing of the Japanese leasing industry, and the Japanese economy was adversely affected by the two oil shocks of 1973 and 1979, resulting in reduced growth in capital spending and increased volatility in foreign exchange rates. Despite these difficulties, we continued to grow rapidly by expanding and diversifying our range of products and services to include ship and aircraft leasing along with real estate collateralized loans. Furthermore, in 1972, we established Orient Leasing Interior (now ORIX Alpha), which concentrated on leasing furnishings and fixtures to retailers, hotels, restaurants and other users. We subsequently set up a number of specialized leasing companies to tap promising new markets, including ORIX Auto Leasing Corporation (now ORIX Auto) in 1973, and Orient Instrument Rentals (now ORIX Rentec) in 1976. We established Family Consumer Credit (now ORIX Credit) in 1979, with the aim of entering the consumer finance sector.

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

During the 1980s, we began using mergers and acquisitions to expand operations, acquiring ORIX Securities Corporation (formerly Akane Securities K.K.), or ORIX Securities, and ORIX Estate Corporation (formerly OSAKA Ichioka Corporation), which is involved in real estate and leisure facility management, in order to expand our array of financial products and services.

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

In the 1990s, the Japanese economy experienced a protracted period of industrial stagnation and, in the latter half of the decade, instability within the financial sector. Notwithstanding these adverse conditions, we continued to further develop and expand our financial activities and products and we began to focus our attention on retail operations. For example, in 1991 we entered the life insurance business by establishing ORIX Omaha Life Insurance (now ORIX Life Insurance), and, from 1997, we began to offer ORIX Direct Life Insurance, a new life insurance product offered directly to individual customers. In April 1998, we acquired Yamaichi Trust & Bank, Ltd. (now ORIX Trust and Banking), which has since concentrated primarily on housing loans. Furthermore, with the deregulation of brokerage commissions in May 1999, ORIX Securities began ORIX Online, an Internet-based brokerage aimed at individual investors. We also entered the loan servicing business overseas in 1997 through a joint venture with Bank One Corporation of the United States (this former joint venture is presently a subsidiary of ORIX USA).

In 1999, in order to increase the efficiency of our domestic real estate-related operations, we established our Real Estate Finance Headquarters, which is primarily engaged in real estate-related finance, and ORIX Real Estate Corporation, or ORIX Real Estate, which focuses on the development, operation and management of real estate in Japan. Subsequently, we expanded our real estate-related activities to include loan servicing, real estate investment trusts, CMBS, integrated facilities management and asset management in Japan.

We established our Investment Banking Headquarters in 1999, and have since been attempting to expand our investment banking activities, which include principal investments, corporate rehabilitation and consulting.

Since 2000, we have actively expanded our automobile-related operations by acquiring companies and assets. For example, in addition to our existing companies, ORIX Auto Leasing, ORIX Rent-A-Car and ORIX Rent-A-Car Hokkaido, we added Senko Lease and IFCO Ltd. in 2001, Nittetsu Leasing Auto Co., Ltd. in 2002 and JAPAREN in 2003. We combined these seven companies into ORIX Auto in January 2005.

In February 2005, in order to expand investments based mainly in the Asia region, we transferred control of certain operations from our Investment Banking Headquarters and Real Estate Finance Headquarters to the newly established Alternative Investment & Development Headquarters located in Japan.

In December 2005, as a part of our business restructuring in the United States, we sold part of our loan servicing business, including primary and master servicing departments and entrusted servicing assets. In January 2006, we entered the investment banking field in the U.S. with the acquisition of Houlihan Lokey Howard and Zukin (HLHZ). HLHZ established operations in Hong Kong and Japan in 2007, and is expanding its financial advisory services across a broad range of operations, including advisory operations and valuation support for cross-border M&A.

In June 2007, in order to expand our real estate-related business in Asia and the Middle East where medium- to long-term growth is expected, we established an International Real Estate Business Headquarters located in Japan, which was integrated into ORIX Real Estate Corporation in June 2008 to take advantage of opportunities both domestically and globally.

In January 2008, we integrated our Real Estate Finance Headquarters into our Investment Banking Headquarters.

In June 2008, to promote further diversification within ORIX’s operations throughout Asia, Oceania, the Middle East and Europe, we consolidated our International Business Headquarters and our Alternative Investment and Development Headquarters to create the International Administrative Headquarters, which we subsequently converted into our Global Business Headquarters in January 2009.

In January 2009, we integrated our Sales Headquarters into our Domestic Sales Administrative Headquarters. The new division consists of the Eastern Japan unit, the Western Japan unit and specialist business units.

In June 2009, we consolidated our Corporate Planning Office, Treasury Department, Accounting Department and Investor Relations in the Office of the President to create the Corporate Planning and Financial Control Headquarters.

Target Performance Indicators, Medium- and Long-Term Corporate Management Strategies and Challenges to be Addressed

Our current business plan is focused on “strengthening the corporate structure” and “operational realignment”. Our objective is to improve our profitability and operational stability while simultaneously preserving liquidity and asset stability in response to the drastic changes in the economic environment and the effects of the credit crunch.

In strengthening the corporate structure, ORIX Group aims for improved financial stability by reducing overall levels of interest-bearing debt. ORIX Group aims to maintain sufficient funding and will maintain a high long-term debt ratio by controlling levels of commercial paper, or CP, in response to dysfunction in the capital markets.

In managing operational realignment, capital will be appropriately allocated through consideration of whether our various operations are asset-efficient, have sufficient market size and growth potential, and are able to control risk. At the same time, we seek to manage our portfolio by limiting risk to within the limits of shareholders’ equity. Furthermore, along with reducing investment in market-related products, each business unit involved in real estate related business will further increase its real estate-related expertise and seek to improve risk diversification and profitability. The Corporate Financial Services segment will reduce traditional corporate loans, and promote the provision of value-added services capitalizing on group expertise. The trust and banking operations will continue providing mortgages, in addition to expanding the corporate finance function. Furthermore, ORIX Group has initiated group-wide cost reduction programs. Along with the strategies outlined above, ORIX Group will proactively invest in and allocate personnel to promising fields to sow the seeds for medium- and long-term growth.

PROFILE OF BUSINESS BY SEGMENT

Our reportable segments are based on FASB Statement No. 131. They are mainly identified based on the nature of services for operations in Japan and on geographic area for overseas operations. For a discussion of the basis for the breakdown of segments, see Note 31 in “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for the years ended March 31, 2007, 2008 and 2009.

	Years ended March 31,
	2007	2008	2009
	(In millions of yen)
Corporate Financial Services	¥58,820	¥35,412	¥(10,451)
Maintenance Leasing	39,093	37,235	25,621
Real Estate	51,285	83,065	50,508
Investment Banking	83,866	47,483	(63,397)
Retail	33,215	27,463	9,573
Overseas Business	68,884	57,862	20,066

Total segment profits	335,163	288,520	31,920

Difference between segment total and consolidated amounts	(20,185)	(39,965)	(21,849)

Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	¥314,978	¥248,555	¥10,071

Each of our segments is briefly described below.

BUSINESS SEGMENTS

As of April 1, 2008, ORIX reorganized its businesses into six segments to facilitate formulating strategy, allocating resources and determining portfolio balance at the segment level. These six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business.

Management believes that organizing our business into these six segments addresses the significant changes in the ORIX Group’s operations and lines of business over the preceding four to five years. Each segment is organized as a large strategic unit that allows us to maximize our corporate value by identifying and building strategic advantages vis-à-vis anticipated competitors in each area and by helping the ORIX Group obtain a competitive advantage.

An overview of operations, operating environment and operating strategy for each of the six segments follows below.

Corporate Financial Services

Overview of Operation

The Corporate Financial Services segment has its origin in the leasing business developed at the time of ORIX’s establishment in 1964, and even today this segment serves as the foundation for the entire ORIX Group.

Operating through a nationwide network of 81 offices, we provide capital through loans and leasing for capital investment and other needs to our core customer base of domestic small and medium enterprises, or SMEs. In addition, the Corporate Financial Services segment serves as a central point of contact for the entire ORIX Group in responding to needs of other segments, including business succession and overseas business development.

This segment’s framework has recently been reorganized by merging the three Regional Divisions into one Headquarters consisting of two regional units, Eastern Japan and Western Japan. Specialist business units were also established within the Headquarters to seek new opportunities, such as environmental businesses. In addition, a specialist real estate loan recovery unit was established to pursue collection upon maturity and client maintenance.

The activities in this segment are conducted primarily through the Domestic Sales Administrative Headquarters. The number of employees working in this segment is 2,900.

Operating Environment

The economic environment surrounding the core client base of SMEs in this segment has changed significantly and adversely since 2007, and has become increasingly uncertain. The effects of the financial crisis that originated in the United States have prompted domestic financial institutions to take a more cautious approach to real estate lending, which in turn has led to an increase in the number of companies with rapidly worsening cash flows, primarily in the construction and real estate sectors. In addition, the number of companies facing major job cuts and swelling inventories is increasing. With the worsening economy and a progressively stronger yen, the Japanese government has announced one of its largest economic stimulus policies ever, a package of measures designed to address the fiscal crisis that includes funding support for SMEs. However, it will be necessary to closely monitor whether these measures can improve the corporate fund-raising environment and the effect of these measures on business performance.

In an attempt to create new growth areas, the government is also announcing policies in environmental fields. For example, the government has already enacted policies to support the purchase of energy-efficient home appliances and to promote the purchase of vehicles with a smaller environmental impact. Given the increased awareness of environmental issues among both clients and society as a whole, this segment anticipates the expansion of its environmental businesses.

In the lending and leasing markets for SMEs, our primary competitors are banks and other leasing firms. While these companies are taking a more conservative approach to lending and other transactions, given worsening credit conditions among borrowers, competition continues to be stiff for business from blue-chip firms and in areas with future cash demands.

Operating Strategy

Sales personnel in the corporate financial services segment craft and deliver optimal solutions based on a deep understanding of this segment’s customers, their specific needs, and their management issues, gained in the course of day-to-day transactions, and, where necessary, supported by team efforts centered around the Group’s high levels of expertise.

Moving forward, the segment will promote a “back to basics approach” by providing services to a wider range of clients in an expanded range of industries other than the real estate industry. Furthermore, the segment is seeking to position itself as a financial services expert capable of enhancing the competitiveness of SME customers, our core customer category. This entails gathering customer, product, and service information throughout the Group, and responding quickly, flexibly, and in detail to customer needs.

At the same time, given the increasingly uncertain environment faced by SMEs, and the heightened credit risks, the segment is also focusing on timely collections from existing transactions and improved transaction maintenance. In October 2008, the segment established a dedicated task force to monitor and manage major borrowers and real estate-related transactions, and this unit will work together with the risk management division, real estate development division, and loan servicing (asset recovery) operations to focus on ensuring timely collections from clients and improved transaction maintenance. The segment will work to ensure both profitability and financial soundness through detailed and prompt responsiveness to client needs and tight monitoring.

As an offshoot of its core end-of-lease asset collections and disposal business, the ORIX Group has been involved in the environmental business for more than ten years. Since June 2006, in a PFI partnership with Saitama Prefecture, we have operated one of the country’s largest private-sector waste disposal facilities capable of controlling dioxins while completely recycling waste.1

We will continue to focus on environmental businesses, which are expected to see growing demand from customers and society as a whole, mainly through ESCO operations and waste disposal proposals.2

Maintenance Leasing

Overview of Operation

This segment consists of our automobile operations and rental operations.

The automobile operations began with automobile leasing in 1973, and expanded to automobile rental in 1985. Since 2002, the ORIX Group has also operated a car sharing business. Our automobile leasing operations started by offering to corporate clients leases that included maintenance services, and today provide a complete range of specialized vehicle management outsourcing services. The segment also offers wide range of services to address the vehicle needs of both corporate and individual clients.

We entered the rental business in 1976 with leasing of precision measuring equipment to corporate clients. Today, the rental business covers a broad range of services, including IT-related equipment rentals, technical support, calibration, and asset management.

The activities in this segment are conducted primarily through ORIX Auto and ORIX Rentec. The number of employees working in this segment is 3,280.

Operating Environment

In corporate automobile leasing operations, the operating environment has become increasingly difficult. Competition between the major leasing companies has intensified in recent years and the sudden tightening of credit and the worsening economy has suppressed demand from customers. There has also been drop in used car prices brought on by the yen’s rapid appreciation since autumn 2008.

At the same time, as companies look for ways to cut costs, we expect companies using automobiles in their operations to reduce vehicle costs and improve fleet operating efficiency. Furthermore, we expect that heightened awareness of environmental issues will also stimulate demand for leasing services as companies switch to hybrid and electric vehicles, and increase their use of car sharing.

We believe that the market in Japan for vehicle leases to individuals has ample room for expansion, with just over 125,000 vehicles under lease as of September 2008.

Our precision measuring equipment rental operation has comparatively high barriers to entry because of the need for significant initial investment in distribution centers and rental assets, and the difficulty of finding or training personnel with knowledge of calibration. As a result, the competitive landscape in the domestic measuring equipment rental market is relatively stable. However, the recent economic downturn and waning consumer confidence suppressed demand for rentals, particularly among the major electronics manufacturers, creating an even more difficult operating environment.

[1]	Complete recycling may not be possible if materials do not meet recycling standards (such as JIS).
[2]	ESCO (Energy Service Company) businesses provide comprehensive services pertaining to energy efficiency for factories and buildings, including technology, equipment and funding, thereby enabling customers to realize higher energy efficiency.

Operating Strategy

The Maintenance Leasing segment targets growth as a stable revenue base by continuously providing high value-added services and improving the cost structure through streamlining back office operations and integrating outsourced operations, while maintaining its top market share.

In the automobile leasing business, in addition to its own sales network, the segment utilizes the networks of the Corporate Financial Services segment and Group companies to deliver proposals that combine leasing, automobile rental, and car sharing to provide optimal vehicle solutions to the widest range of clients. As of March 31, 2009, automobiles under management by the ORIX Group totaled approximately 616,000 units.

The corporate automobile leasing operation aims to expand income from peripheral services by addressing outsourcing needs related to comprehensive vehicle management, and enhance earnings by increasing per-vehicle profitability. To achieve this, we are responding to the increasingly specialized and complex needs of our clients primarily by strengthening consulting services in the areas of compliance, environmental services, and consulting services related to vehicle management, while continuing to create systems that deliver high added value for clients. We will differentiate ourselves from competitors by actively showing clients how to realize cost reduction by optimizing vehicle management.

While used car prices have dropped due to adverse economic conditions and a stronger yen, we aim to maintain profitability in the sales of our used cars. We seek to reduce costs by switching from third-party auto auctions to an in-house bidding system, and to enhance sale prices chiefly by expanding the number of participating bidders.

In leasing automobiles to individual clients, we will continue to enhance awareness of products such as My Car Lease and Car Sharing as a new approach to vehicle use that is more appropriate to the changing social environment. We will work to enhance our brand recognition, while steadily creating a foundation for new businesses.

Our rental business will continue to expand the types of equipment it handles, while working to enhance ancillary services such as asset management. In addition, we will take advantage of our large market share to obtain favorable terms from equipment manufacturers and achieve a more efficient turnover of assets, with the aim of generating stable growth. As of March 31, 2009, the rental business owned more than 600,000 units of equipment spanning about 30,000 types.

Going forward, we will aggressively expand product and service offerings in new rental markets, such as the new energy market, in addition to current product offerings in the environmental analysis and medical equipment fields. We will also work to expand our IT equipment rental operations to meet information security needs and fee business from technical support services such as the operation and management of IT equipment, and will seek continued growth in our business of selling used rental equipment and other assets. We will also seek growth overseas by using expertise accumulated in the Japanese market to support our existing presence in overseas markets, including South Korea and Singapore in addition to China.

Real Estate

Overview of Operation

The Real Estate segment began with corporate dormitory rental operations in 1986, and started developing residential condominiums in 1993. Real estate operations gained momentum in 1999 with the establishment of ORIX Real Estate Corporation. Today, the ORIX Group is involved in:

•	development and leasing of properties such as office buildings and logistics facilities;

•	residential condominium development;

•	operation of hotels, golf courses and training facilities;

•	development and operation of properties, such as senior housing; and

•	asset management and administration of Japanese real estate investment trusts (REITs).

The activities in this segment are conducted primarily through ORIX Real Estate. The number of employees working in this segment is 3,444.

Operating Environment

The domestic real estate business is facing an increasingly challenging environment, defined by a sharp decrease in the volume of real estate transactions and a tightening of available credit, which affects investors both in Japan and overseas in the wake of the global financial crisis.

Vacancy rates in newly available office buildings have risen, a reflection of the economic environment and corporate performance. In light of this and the ongoing decline in rents, real estate companies will be called upon to demonstrate leasing and other operational capabilities that are crucial to maintaining cash flows from properties.

In the residential condominium market, a sharp rise in sales prices since the previous fiscal year generated a disconnect between consumer needs and the market. However, we are starting to see some positive signs, such as improvement in contract completion rates (as of March 2009) to the key benchmark level of 70% in the Tokyo metropolitan area. Falling sales prices due to lower construction costs, and government policies encouraging home buying—including an expansion of tax deductions on housing loans introduced as part of broader economic measures, and an expanded exemption on gift taxes on money received from certain family members that is used when buying a home—are expected to stimulate new demand.

Our facility operation business spans a diverse portfolio that includes hotels, golf courses, and training facilities. Although conditions are difficult due to corporate cost cutting and waning consumer confidence, we anticipate an improvement in capacity utilization due to government policies to stimulate consumer spending, such as a cash hand-out program and a new 1,000 yen ceiling on expressway tolls. Given these circumstances, the ORIX Group must work to provide high value-added services that stand apart from those of its competitors.

Operating Strategy

In this sluggish real estate market, the ORIX Group will work to increase the value of its real estate assets and maximize earnings. It will also focus on its facility operation and asset management businesses to build a stable earnings base. We will utilize our real estate development, asset management, property management, leasing, and similar functions to move from an expansion model based on boosting earnings from increasing assets, to a more balanced growth model that emphasizes control over our existing portfolio, and expansion of our diversified facilities operations businesses.

In our real estate operating lease business, we will work to improve occupancy rates of our existing asset holdings. We will thereby improve our current income, while holding properties for the foreseeable future, pending improvement in market prices for properties. We are seeking to time property deliveries to match demand to respond more proactively to mitigating vacancy rates. At the same time, we are crafting a stronger exit strategy that takes full advantage of our Group-wide capabilities. Through this exit strategy, we will seek to sell assets opportunistically in light of market conditions, with the aim of replacing properties in our portfolio with prime assets.

Using the highly specialized knowledge and broad expertise we have accumulated over the years, the ORIX Group will engage in risk management responsive to conditions in light of the real estate market downturn. The Real Estate segment works closely with ORIX’s Risk Management Headquarters and other specialized departments to conduct regular monitoring of properties to optimize risk management. We also share the risks of large-scale projects by working with business partners through joint ventures. Through such measures, we believe we are able to respond more flexibly to changing market conditions.

ORIX Real Estate Investment Advisors Corporation is expanding fee-based revenue in its asset management business not only by managing Group assets but also by addressing the fund management needs of investors outside the group. It does so mainly by forming private offering funds and using these funds to win large-scale property projects.

In the condominium development business, we face an increasingly challenging operating environment. In response, from the fall of 2007, we have suspended the pace of new land purchases. We have been proactive in writing down inventories, working to restore sound inventories at an early stage. Going forward, we will maintain a close watch on declining construction costs and overall market recovery, with the goal of building a more efficient residential condominium development business.

In our facilities operation business, we operate a diverse array of facilities, ranging from golf courses to nursing care facilities, training facilities, hotels, the Kyocera Dome Osaka and the Enoshima Aquarium. We continue to increase our focus on this business. We work to enhance facilities by clarifying targets for each facility and constantly responding to customer expectations. At the same time, we are working to attract individual customers by utilizing the Internet, as well as working to increase sales to corporate clients in order to diversify our customer base and enhance profitability.

Investment Banking

Overview of Operation

This segment consists principally of the real estate-related finance business and the investment banking business that we began developing during the late 1990s and 2000s. Operations include:

•	a venture capital business established in 1983;

•	a real estate-related finance business, including non-recourse loans, established in 1999;

•	a loan servicing business that invests in non-performing loans and CMBS management and collection;

•	a principal investment business initiated in 2000;

•	a securitization business; and

•	a mergers and acquisitions and financial advisory business established in 2003.

The activities in this segment are conducted primarily through our Investment Banking Headquarters. The number of employees working in this segment is 2,505.

Operating Environment

In light of the opacity in the financial and capital markets over the near term, we believe that it is imperative to respond with speed to the changing environment. The global tightening of credit has resulted in the successive pullout from the Japanese market of foreign and domestic funds and financial institutions. Nonetheless, these developments have also created opportunities for acquiring prime assets.

The domestic non-recourse loan market saw the risk tolerance of investors decrease in the wake of the global recession precipitated by the Lehman Brothers bankruptcy in September 2008, leading to a dramatic decline in the volume of real estate transactions and a contraction in the market. Financial institutions competing with the ORIX Group have begun to narrow the scope of their lending or withdraw completely, and the number of real estate businesses entering bankruptcy because of cash flow problems is increasing.

In the domestic securitization markets, an increase in credit-rating downgrades for CMBS and growing distrust of credit-ratings, combined with the already sluggish condition of the real estate market, have greatly reduced the number of new CMBS issues, and interest spreads are increasing.

In the market for non-performing loans, opportunities for investment have emerged due to increasing bankruptcies of real estate businesses and growing pressure on lenders to dispose of collateralized properties. Secondary markets are also seeing increased asset sales as investors close out previously formed funds and work to restore liquidity and realize profits.

Reflecting the uncertain economic outlook and the progression of the financial crisis, the domestic M&A market has seen a contraction in the number of mergers and acquisitions. Considering also the growing number of foreign corporate acquisition funds withdrawing from Japan, there are no signs of an upturn in the market environment.

However, with listed companies undertaking restructuring and engaging in strategic de-listing of subsidiaries, and SMEs undergoing business succession, we believe that the use of mergers and acquisitions as a corporate management strategy has become increasingly widespread in Japan, and see this as an opportunity for financial advisory and other engagements.

Operating Strategy

The Investment Banking segment is focusing on preserving and enhancing the value of existing loans and portfolio companies. While both foreign and domestic financial institutions downsize the business or withdraw from the market, we will capitalize on “survivors merit”, taking advantage of opportunities such as distressed asset related business. As the segment strengthens its relationships with financial institutions, it seeks to generate new sources of earnings by promoting joint ventures and establishing new funds, and by creating new services ancillary to existing assets.

New investments will center on assets being traded at distressed prices. In the secondary markets, we expect to see more disposal of assets from the restructuring of regional banks, further withdrawal of financial institutions, and business downsizing. Because business relating to distressed assets and restructuring takes full advantage of the extensive expertise accumulated by this segment, we will work hard to develop this business.

In light of the significant changes in the real estate market, our non-recourse loan business is focused on ensuring consistent collections from the existing portfolio. Specifically, we are monitoring individual transaction terms including loan caps, interest rate spreads, loan-to-value ratios, debt-service coverage ratios, and cash reserves, as well as the status of underlying assets, and otherwise moving proactively to maximize collections, while continuously reducing asset balances.

While further enhancing functions in existing investments, we seek to implement flexible organizational changes and allocate human resources promptly in response to business environment and strategies.

Retail

Overview of Operation

This segment consists of four businesses that primarily serve individual customers. The four businesses are:

•

the trust and banking business, which is handled by ORIX Trust and Banking, is centered on the housing loan business started by ORIX in 1980 and is also engaged in corporate lending and other services;

•	the card loan business which ORIX began with ORIX Credit in 1979, and which now includes an alliance with the Sumitomo Mitsui Banking Corporation, announced in May 2009;

•	the life insurance business, which is handled by ORIX Life Insurance (founded in 1991), which operates mainly through representative and mail-order sales; and

•	the securities business, which we entered by bringing ORIX Securities into the ORIX group in 1986, and which now centers on Internet securities brokerage operations.

The activities in this segment are conducted primarily through ORIX Trust and Banking, ORIX Credit, ORIX Life Insurance and ORIX Securities. The number of employees working in this segment is 1,623.

Operating Environment

While individual funds continue to flow into deposits following a drop in investment confidence due to tumbling stock markets, ORIX Trust and Banking has steadily attracted deposits. Separately, the corporate lending business is expected to expand and become a driving force behind Japan’s financial markets as the value of indirect corporate financings is revaluated. Even in a declining real estate market, demand remains firm in the market for investment rental condominium units, a key engine behind the housing loan business, which continues to perform strongly.

The card loan market is in a period of dramatic change, due to the revision of the Moneylending Business Law in December 2006 and the law’s ongoing enforcement. Specifically, the upper limit on interest rates set by the Investment Deposit and Interest Rates Law has been lowered, and a ceiling on total debt has been created. As a result, consumer finance companies are finding it difficult to maintain their conventional high-margin business models. The industry is therefore restructuring, with large firms forming alliances with banks.

In the life insurance market, the operating environment has rapidly worsened, and it is becoming difficult to secure investment yields. In the products side, diversification in medical insurance and other products in the so-called third sector of insurance is seen due to high customer needs, and intensifying competition.

In the securities market, since the Lehman Brothers bankruptcy filing, severe economic and market conditions have continued, and individual investor sentiment has yet to recover. Still, with governments around the world responding with measures to address the worsening economy, the markets indicate optimism for an early economic recovery.

Operating Strategy

In this segment, we will maintain our policy of developing new markets for individuals, by offering products and services that provide a high level of customer satisfaction, and increasing our unique expertise and efficiency in niche markets. In particular, ORIX Trust and Banking will work to expand its business through deposit-based funding and its corporate lending.

In line with this growth in business, ORIX Trust and Banking has begun handling deposits for corporate customers since May 2009, via the Internet. On the investment side, in addition to its housing loan business, it seeks to grow its corporate lending business, which started full-scale operations in March 2009. As the business grows, it will also work to raise the sophistication of risk management, and strengthen its internal control structure.

Over the past twenty years, ORIX Credit has concentrated on providing its VIP Loan Card at interest rates below the legal ceiling. We will continue to focus on the VIP Loan Card, utilizing our expertise in credit evaluation, screening, advertising, and marketing to provide customers with convenient card loans. With investment from the Sumitomo Mitsui Banking Corporation, we also will target a stable and increased operating base by attracting different types of customers via Group network, and greater diversification in its fund-raising options. As a result of the tie-up with Sumitomo Mitsui, ORIX Credit will become an equity method affiliate.

ORIX Life Insurance, which concentrates mainly on developing and selling products for individuals, has seen a substantial increase in the number of policies in force. In particular, we have received positive feedback from insurance agents, financial planners, and other specialists for Medical Insurance CURE, a product introduced to the market in September 2006. As other companies enter the market, competition has grown increasingly fierce, but by continuing to develop products that meet the needs of our customers, we will expand our customer base and build a stable, profitable business. However, the worsening investment climate in the aftermath of the financial crisis has affected investment returns. In response, we are working toward the goal of a stable portfolio.

ORIX Securities is working to diversify our new customer acquisition channels through our alliance with ORIX Credit, providing stock collateral loans, night trading, online sales of bonds, and other services. Due to sluggish securities markets, our business performance is disappointing, but we expect growth when the securities markets recover. CFD (contract for difference) trading, which commenced in December 2008, has seen new accounts grow approximately five times faster than foreign exchange deposit trading, which started in February 2004. We are also building a solid track record in corporate services, including underwriting initial public offerings and structured bond sales.

Overseas Business

Overview of Operation

Since expanding to Hong Kong in 1971, ORIX has built a broad overseas network spanning the United States, Asia, the Pacific, the Middle East, North Africa and Europe. Our main operations include equipment leasing, automobile leasing, corporate financial services, and ship and airplane-related operations. Recently, ORIX has also expanded into principal investment, investments in non-performing loans, real estate-related operations, and M&A advisory services.

Our activities in this segment are conducted primarily through ORIX USA, International Business Headquarters, Alternative Investment & Development Headquarters and other subsidiaries, as well as affiliates in Hong Kong, China, Singapore, Malaysia, Indonesia, the Philippines, Thailand, Sri Lanka, Taiwan, South Korea, Pakistan, India, Oman, Egypt, Saudi Arabia, UAE, Kazakhstan, Australia, New Zealand, Ireland and Poland. The number of employees working in this segment is 3,356.

Operating Environment

In the United States, a succession of bankruptcies and the realignment of major financial institutions, including the collapse of the prominent investment bank Lehman Brothers, have dealt a tremendous blow to the nation’s financial and capital markets. The ensuing deterioration in global financial liquidity has triggered a sharp contraction in credit, leading to a significant decline in the operating environment. In response, the U.S. government has swiftly unveiled a series of policies to shore up liquidity in the financial system, as highlighted by passage of the Emergency Economic Stabilization Act. These efforts notwithstanding, consumer spending, the main engine behind the U.S. economy, fell sharply because of worsening employment levels, resulting in a sharp recession. With the effectiveness of the government’s economic measures still uncertain, conditions are expected to remain difficult for the foreseeable future. Tightening of credit and general market turmoil also means that, in the U.S. financial markets, fewer major financial institutions, non-banks, and other entities are willing to take on risk.

In Asia and the Middle East, including ASEAN, where ORIX has major business operations, the effects of the economic downturn on operations in the first half of the fiscal year were relatively minor. However, economic conditions have further weakened since last fall due to the global financial crisis and the business environment is expected to continue to worsen going forward. China, which plays a particularly influential role in the Asian economic region, was not immune to the downturn, and has been affected by, among other things, a sharp drop in its stock markets. However, China is now seeing signs of economic recovery, thanks to government economic stimulus measures. While conditions vary from country to country, Asia’s latent strengths may make it possible for the region to recover relatively quickly.

Operating Strategy

In the United States, we are engaged in investment and financing operations, such as corporate finance and investments in CMBS and other marketable securities, and in investment banking operations, including advisory services in the areas of mergers and acquisitions, corporate financial restructuring and enterprise valuation. In the United States, where the economic outlook remains uncertain, investment and financing operations will be scaled back to investments and loans aimed at replacing the portfolio with sounder and more profitable assets. For the time being, we seek to curb losses by focusing on more detailed management of existing assets, and by raising personnel efficiency.

Investment banking operations are carried out by Houlihan Lokey, which has maintained a strong reputation in the United States for decades. After joining the ORIX Group in 2006, Houlihan Lokey now has a global operating network spanning eight locations across the United States, three offices in Europe, and offices in Hong Kong, Tokyo, and Beijing. In the midst of the global recession, we believe Houlihan Lokey will find increased earnings opportunities in its corporate financial restructuring advisory operations, where it is a market leader.

We are operating our business cautiously in Asian, ASEAN and Middle Eastern countries, closely monitoring the effects and progression of the global recession. However from a long-term perspective, these regions have by no means lost their strong growth potential, and numerous opportunities remain in the financial services field. With recovering market conditions, in conjunction with our expansive business partner network spanning 26 countries, we will capitalize on our financial services and real estate development expertise to prepare for new business opportunities.

In Asia, Oceania, the Middle East, and Europe, we continue to focus on leasing, lending and other financial services closely tied to local communities. We will carefully monitor the existing asset portfolio of our principal investment, investments in non-performing loans, and real estate development-related businesses, while pursuing new investment opportunities, primarily in distressed assets. Moreover, we are working to enhance our resources for supporting Japanese companies looking to move into overseas markets, as well as foreign companies entering Japan.

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

In March 2005, we acquired an additional 42% of DAIKYO and preferred shares for approximately ¥47 billion. As a result of the acquisition, our stake in the company increased to 44%. During fiscal 2008, DAIKYO acquired a 100% stake in Fuso Lexel Incorporated through a share swap. As the Company and its subsidiaries had held shares of Fuso Lexel Incorporated, we acquired an additional interest in DAIKYO through this share swap. As a result, the interest of the third parties increased and our ownership in DAIKYO decreased to 41%. In June 2008, DAIKYO repurchased 20% of its preferred shares from ORIX at a purchase price of ¥10.4 billion. In March 2009, we acquired preferred shares of DAIKYO for ¥10 billion. Also in March 2009, we transferred our wholly owned subsidiary, ORIX Facilities Corporation, to DAIKYO through a share swap. This resulted in a further acquisition of ¥9.4 billion of preferred shares. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

In general, we seek to expand and deepen our product and service offerings and enhance our financial performance by pursuing acquisition opportunities. We are continually reviewing acquisition opportunities, and selectively pursuing several such opportunities. We have in the past deployed a significant amount of capital for acquisition activities, and expect to continue to make investments selectively in the future.

PROPERTY, PLANT AND EQUIPMENT

Because our main business is to provide diverse financial services to our clients, we do not own any material factories or facilities that manufacture products. We have no plans to build any factories that manufacture products.

The primary facilities we own include two office buildings, one training facility and one waste disposal facility. One office building is located in Shiba, Minato-ku, Tokyo with a book value of ¥37,512 million, and the other is located in Tachikawa, Tokyo with a book value of ¥23,707 million. Our training facility located in Funabashi, Chiba has a book value of ¥11,070 million, and our industrial waste disposal facility located in Yorii, Saitama has a book value of ¥14,313 million. In addition to these major facilities, we are building a new regional headquarters building in Osaka that will allow us to manage our Osaka operations from within a single location. Construction is expected to be completed by February 2011, and the current estimated costs for the project are ¥30 billion. Although there are presently no other material plans to construct or improve facilities, we may build or acquire additional offices or make improvements to existing facilities if we believe the expansion of our business so warrants.

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees with an aggregate book value of ¥77,945 million as of March 31, 2009.

As of March 31, 2009, net book value of equipment held for operating leases amounted to ¥1,210,166 million, which consists of ¥582,104 million of transportation equipment, ¥178,062 million of measuring and information-related equipment, ¥788,749 million of real estate and ¥19,867 million for others. Accumulated depreciation on the operating leases was ¥358,616 million as of the same date.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

Our business does not depend materially on the supply of raw materials.

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

The major regulations that govern our businesses are as follows:

Moneylending Business

ORIX and certain of our group companies, such as ORIX Credit, engage in the business of money lending in Japan. The business of money lending is regulated by the Interest Limitation Law, the Acceptance of Contributions, the Deposit and the Interest Law, and the Moneylending Business Law. The Moneylending Business Law requires that all companies register with the Prime Minister and relevant prefectural governors. Registered moneylenders are regulated by the FSA, and are required to report to or notify the FSA, providing such documents as their annual business reports. Accordingly, pursuant to the Moneylending Business Law, ORIX and certain of our group companies register with the Prime Minister or prefectural governors and provide the necessary reporting and notification to the FSA. The FSA has the power to issue a business improvement order to suspend all or part of a business’s activities, or to revoke the registration of a moneylender that has violated the law. In addition, in December 2006, laws related to the money lending business were amended for the purpose of enhancing borrower protection. The amendments tighten regulations by, among other things, reducing the maximum interest rate and introducing limits on the maximum amount of money that may be loaned to individuals. These amendments have come into effect.

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

Insurance Business

ORIX Life Insurance is engaged in the life insurance business and has a license from the Prime Minister under the Insurance Business Law. The FSA has broad regulatory powers over the life insurance business of ORIX Life Insurance, including the authority to grant or, under certain conditions, revoke its operating license, to request information regarding its business or financial condition and to conduct onsite inspections of its books and records. ORIX Life Insurance generally must also receive FSA approval for the sale of new products and to set new pricing terms. In addition, under the Insurance Business Law regulations, any party attempting to acquire voting rights of an insurance company over or equal to a specified threshold must receive permission from the Prime Minister. We have received such permission as a major shareholder in ORIX Life Insurance and The Fuji Fire and Marine Insurance Company, Limited. Insurance solicitation, which we and our group companies conduct, is also governed by the Insurance Business Law. We and certain of our group companies, such as ORIX Alpha and ORIX Auto, are registered as life insurance agents with the Prime Minister.

Financial Instruments Exchange Business

The Financial Instruments and Exchange Law which became effective in September 2007 supplants the Securities and Exchange Law and includes significant changes. The Financial Instruments and Exchange Law expands its scope of control to cover many additional subjects (product, business, etc.) for the purpose of establishing comprehensive and cross-sectional protection for investors. Certain businesses conducted by ORIX and our group companies in Japan are governed by the Financial Instruments and Exchange Law. Registered financial instruments traders are regulated by the FSA, and are required to file certain reports or notifications with the FSA. The FSA has the power to order improvement of a business, suspension of a part or the whole of a business, or to revoke the registration of a financial instruments trader that has violated the law. Business regulations to be applied to ORIX and our group companies are as follows:

(1) First Class Financial Instruments Exchange Business

ORIX Securities is engaged in the first class financial instruments exchange business and is registered with the Prime Minster under the Financial Instruments and Exchange Law. The first class financial instruments exchange business contains trading of high-liquid financial products such as sales and solicitation of listed securities. The Financial Instruments and Exchange Law regulates the business activities of securities companies and the conduct of securities companies related to securities transactions. In addition, under the Financial Instruments and Exchange Law, any entity possessing voting rights of a securities company (first class financial instruments trader) over or equal to a specified threshold is considered a major shareholder and must report this to the Prime Minister. ORIX has filed such a report as a major shareholder of ORIX Securities Corporation.

(2) Second Class Financial Instruments Exchange Business

ORIX and certain of our group companies are registered with the Prime Minister under the Financial Instruments and Exchange Law to conduct second class financial instruments exchange business. The second class financial instruments exchange business contains trading of low-liquid financial instruments, such as sales and solicitation of trust beneficiary interests and certain equity investment in partnerships.

(3) Financial Instruments Intermediary Business

The financial instruments intermediary business that we conduct is also regulated by the Financial Instruments and Exchange Law. ORIX is registered with the Prime Minister under the Financial Instruments and Exchange Law to conduct business as a financial instruments intermediary.

(4) Investment Management Business

ORIX Asset Management Corporation, a wholly owned subsidiary, is registered with the Prime Minister under the Financial Instruments and Exchange Law as an investment manager. ORIX Asset Management Corporation is responsible for the asset management of a real estate investment corporation, ORIX JREIT Inc., which is listed on the Tokyo Stock Exchange. In addition, ORIX Real Estate Investment Advisory Corporation and ORIX Investment Corporation are registered with the Prime Minister to conduct investment management businesses. Under the Financial Instruments and Exchange Law, any entity possessing the voting rights of an investment manager over or equal to a specified threshold is considered a major shareholder and must report this to the Prime Minister. ORIX has filed such a report as a major shareholder with regard to ORIX Asset Management Corporation and ORIX Investment Corporation.

(5) Investment Advisory and Agency Business

ORIX Investment Corporation and ORIX Real Estate Investment Advisory Corporation are registered with the Prime Minister under the Financial Instruments and Exchange Law to conduct an investment advisory and agency business.

Banking and Trust Business

ORIX Trust and Banking, or OTB, is licensed by the Prime Minister to engage in the banking and trust business, and is regulated under the Banking Law, the Law concerning Trust Business Concurrently Conducted by Financial Institutions and the Trust Business Law. The Banking Law governs the general banking business and the Law concerning Trust Business Concurrently Conducted by Financial Institutions and the Trust Business Law govern the trust business. Our trust contract agency business is also governed by the Trust Business Law, and we are registered with the Prime Minister to engage in such business. In addition, under the Banking Law, any entity that attempts to hold voting rights of a bank in excess of or equal to a specified threshold must receive permission from the Prime Minister. ORIX has received such permission as a major shareholder of OTB.

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

Waste Management

ORIX Environmental Resources Management Corporation, under the Waste Management and Public Cleansing Law, has permission for and to (i) “the installation of an industrial waste disposal facility” to act as an “industrial waste disposal contractor” and as a “specially controlled industrial waste disposal contractor” and “the installation of a municipal solid waste disposal facility” from the governor of Saitama Prefecture, and (ii) act as a “municipal solid waste disposal contractor” from the town mayor of Yorii Town.

Also, Funabashi Environmental Corporation, under the Waste Management and Public Cleansing Law, has permission to: (i) engage in “the installation of an industrial waste disposal facility” within Chiba Prefecture, (ii) act as an “Collection and Transportation of an industrial waste disposal collector” from each governor of Tokyo, Kanagawa, Chiba and Saitama Prefectures, and also from mayors of major 6 cities in Kanto region and (iii) engage in the business of “industrial waste disposal contractor”, by the authorization of mayor of Funabashi City.

ORIX Environmental Resources Management Corporation and Funabashi Environmental Corporation are engaged in the waste management service regulated by the Waste Management and Public Cleansing Law.

Regulation on Share Acquisitions

Certain of our activities and those of certain of ORIX group companies are regulated by the Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances thereunder, or the Foreign Exchange Regulations.

Under the Foreign Exchange Regulations, the Company and certain ORIX group companies in Japan are regulated as “residents” conducting “capital transactions” or “foreign direct investments.” Moreover, if the ratio of foreign shareholders of the Company is 50% or more, the Company and the relevant group companies in Japan will be regulated as “foreign investors” conducting “inward direct investment.”

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

Outside Japan

ORIX USA is incorporated under the laws of the state of Delaware, and its corporate activities are governed by the Delaware General Corporation Law.

The SEC and various state agencies regulate the issuance and sale of securities and the conduct of broker-dealers, investment companies and investment advisers in the United States. ORIX USA’s majority owned subsidiaries, Houlihan Lokey Howard & Zukin Capital, Inc. and Houlihan Lokey Howard & Zukin Financial Advisors, Inc., are a registered broker-dealer and a registered investment adviser, respectively, and as such, are regulated by the SEC. ORIX USA and its other subsidiaries are not subject to these regulations but must comply with US federal and state securities laws.

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

Recent disruptions in the U.S. financial markets have caused lawmakers and regulators to evaluate the effectiveness of their oversight of the financial services industry, and a variety of regulatory initiatives are likely to be proposed by the Obama administration and Congress. It is increasingly probable that new regulations and laws, or significant changes to existing regulations and laws, affecting ORIX USA will be implemented.

Outside of the United States, ORIX USA’s majority owned subsidiary, Houlihan Lokey Howard & Zukin (Europe) Limited, or HLHZE, is authorized and regulated by the Financial Services Authority in the UK, inter alia, to arrange deals in investments, to advise on investments by others and to deal in investments as a principal. HLHZE has also established branches in France and Germany under the provisions of the Investment Services Markets in Financial Instruments Directive and is regulated by the BaFin in Germany and the Autorité des marchés financiers in France in the conduct of the respective businesses of the branches located in those countries. Other such majority owned subsidiaries include Houlihan Lokey Howard & Zukin (China) Limited, which is licensed to conduct regulated activities by the Securities and Futures Commission in Hong Kong, and Blenheim Advisors Limited, which is authorized and regulated by the Financial Services Authority in the UK to advise on investments.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Table of Contents for Item 5

OVERVIEW

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. This discussion should be read in conjunction with “Item 3. Key Information—Risk Factors” and “Item 18. Financial Statements” included in this annual report.

During fiscal 2009, the effects of a significant credit crunch in global capital markets increasingly spilled over into the real economies of many countries, and in Japan, the real economic growth rate and the Bank of Japan’s short-term economic survey of enterprises (the Tankan) measuring businesses’ short-term sentiments revealed the bleakest outlook since the survey began. Furthermore, the concern surrounding enterprises continues to increase, as can be seen in the record-high number of listed companies that have filed for bankruptcy, particularly in the real estate sector. Under this operating environment, our net income was ¥21.9 billion, down 87% year on year, due to losses and impairments on equity method affiliates, write-downs on investment securities and increases in provisions for doubtful receivables and probable loan losses. We will pursue the current business plan of “strengthening the corporate structure” and “operational realignment” for fiscal year 2010 to improve profitability while securing financial liquidity and asset stability in order to adapt to the drastic changes in the economic environment and effects of the credit crunch.

The main factors underlying performance in fiscal 2009 are outlined below.

Profits decreased 87% year on year due to declines in all six of our business segments.

The Corporate Financial Services segment, the core business of the ORIX Group, recorded a loss due to continued increases in provisions for doubtful receivables and probable loan losses for real estate-related loans and impairment losses of goodwill in consolidated subsidiaries and equity-method affiliates.

The Maintenance Leasing Segment saw a decline in profits due to increases in expenses related to depreciation and maintenance parts and services, increases in provisions for doubtful receivables and probable loan losses and reductions in gains on sales of used automobiles due to a declining secondary market.

The Real Estate Segment’s profit decreased substantially due to declining gains on sales of real estate under operating leases and reduced profits from condominium operations due to a fall in profitability and an increase in write-downs on projects under development.

The Investment Banking Segment recorded significant losses including impairment losses due to the effects of a deterioration of results of domestic-based equity method affiliates, mainly DAIKYO INCORPORATED and The Fuji Fire and Marine Insurance Co., Ltd. Furthermore, a decline in profits of the loan servicing (asset recovery) and expanding of losses by private equity investment and alternative investment operations saw declines in profit for this segment.

The Retail Segment’s profits decreased. Profits from the life insurance business significantly decreased primarily due to a decline in related investment profit and increases in provisions for doubtful receivables and probable loan losses, as well as increased provisions in the card loan and trust and banking businesses and declines in commissions in the securities brokerage business.

The Overseas Segment’s profits declined due to increased losses from investment securities, caused by deterioration in the bond and equity markets, a decline in installment loan revenues, caused by the foreign exchange effects of an appreciated yen combined with a lowering of market interest rates. Nevertheless, the U.S. operations achieved profitability as a result of contributions from fee-based revenue of Houlihan Lokey Howard & Zukin Limited, strict risk control and the effects of cost reduction.

FAIR VALUE MEASUREMENTS

We adopted FASB Statement No. 157 (“Fair Value Measurements”). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Statement classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

•	Level 1—Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3—Unobservable inputs for the assets or liabilities.

This Statement differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). We measure mainly cash equivalents, trading securities, available-for-sale securities, certain investment in affiliates and derivatives at fair value on a recurring basis.

We adopted FSP 157-2 (“Effective Date of FASB Statement No. 157”). This Staff Position defers the effective date of FASB Statement No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The following table presents recorded amounts of major financial assets measured at fair value on a recurring basis as of March 31, 2009:

	March 31, 2009
Financial Assets	Total Carrying Value in Consolidated Balance Sheets	QuotedPrices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Millions of yen)
Cash equivalents	¥34,990	¥34,990	¥—	¥—
Trading securities	7,410	1,787	5,457	166
Available-for-sale securities	729,273	40,473	240,941	447,859
Investment in affiliates	10,245	3,291	—	6,954
Derivative assets	19,800	152	18,888	760
Others	942	—	942	—

	¥802,660	¥80,693	¥266,228	¥455,739

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.

As of March 31, 2009, financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) and percentages to total assets in consolidated balance sheets are as follows:

	March 31, 2009
	Significant Unobservable Inputs (Level 3)	Percentage to total assets (%)
	(In millions of yen, except percentage data)
Level 3 financial assets:
Trading securities	¥166	0
Available-for-sale securities	447,859	5
Investment in affiliates	6,954	0
Derivative assets	760	0

Total Level 3 financial assets	¥455,739	5

Total assets	¥8,369,736	100

The amount of financial assets classified as Level 3 is ¥455,739 million among financial assets that we measured at fair value on recurring basis in fiscal 2009. It represents 5.4% of total assets of ¥8,369,736 million.

Available for sale securities classified as Level 3 are mainly mortgage-backed and other asset-backed securities. Specified bonds issued by special purpose entities, or SPEs, classified as Level 3 available-for-sale securities were ¥300,765 million, which is 67% of Level 3 available-for-sale securities.

When re-evaluating the specified bonds issued by SPEs, we estimate the fair value by discounting future cash flows using a discount rate based on the market interest rate and a risk premium. The future cash flows for the specified bonds issued by the SPEs are estimated based on contractual principal and interest repayment schedules on each of the specified bond issued by the SPEs. The risk premium is estimated mainly based on the value of the real estate collateral of each specified bonds issued by SPEs and the seniority of the bonds. The fair value of the specified bonds issued by SPEs rises when the fair value of the collateral real estate rises and the market interest rate declines. The fair value of the specified bonds issued by SPEs declines when the fair value of the collateral real estate declines and the market interest rate rises. The difference between the carrying amount and the fair value of the specified bonds issued by SPEs is recorded in accumulated other comprehensive income.

When the fair value of the specified bonds issued by SPEs declines significantly below the acquisition cost and the decline is determined to be other than temporary, we recognize write-downs of the specified bonds issued by SPEs.

The following table presents the reconciliation for financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during fiscal 2009:

	Significant Unobservable Inputs (Level 3)
	Trading securities	Available-for-sale securities	Investment in affiliates	Derivatives assets
	(Millions of yen)
Balance at March 31, 2008	¥—	¥437,939	¥—	¥—
Total gains or losses (realized/unrealized)	(820)	(5,743)	954	760
Included in earnings	(734)	(2,305)	954	760
Included in other comprehensive income	(86)	(3,438)	—	—
Purchases, sales, and redemptions	154	(51,090)	6,000	—
Transfers in and/or out of Level 3 (net)	832	66,753	—	—

Balance at March 31, 2009	¥166	¥447,859	¥6,954	¥760

Net amount of ¥66,753 million of available-for-sale securities, mainly CMBS and RMBS in U.S., was transferred from other levels to Level 3 in fiscal 2009 due to a certain market becoming inactive.

For more information on fair value measurements, see Note 2 in “Item 18. Financial Statements.”

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

We review delinquencies or other transactions exceeding a specified amount as frequently as three times a month in the case of transactions in Japan. Transactions with payments 90 days or more past-due are reported to the Head of the Risk Management Headquarters. We stop accruing revenues on direct financing leases and installment loans when principal or interest is past-due 90 days or more, or earlier if management determines that it is doubtful that we can collect on direct financing leases and installment loans. The decision to suspend accruing revenues on direct financing leases and installment loans is based on factors such as the general economic environment, individual clients’ creditworthiness and historical loss experience, delinquencies and accruals. After we have set aside provisions for a non-performing asset, we carefully monitor the quality of any underlying collateral, the status of management of the obligor and other important factors. When we determine that there is little likelihood of continued repayment by the borrower or lessee, we sell the leased equipment or loan collateral, and we record a charge-off for the portion of the lease or loan that remains outstanding.

Under our charge-off policy, we charge off doubtful receivables when it is determined that prospects for further recovery from the obligor are minimal. Our policy requires the exercise of management judgment in assessing when a customer receivable has become worthless and when charge-off is appropriate. In exercising such judgment, management considers criteria set forth in Japanese tax laws which focus on objective characteristics evidencing worthlessness, such as creditor-negotiated restructurings, legal extinguishment or extended suspension of transaction with the obligor beyond one year. These considerations may result in our charge-off of doubtful receivables later than might be the case for companies in other jurisdictions where regulatory or tax policies may not require that a worthlessness assessment be reached prior to charge-off of the receivable. This potential difference in application of charge-off policy may result in our recognizing lower recoveries from charged-off receivables than might be experienced by reporting entities in other jurisdictions.

IMPAIRMENT OF INVESTMENT IN SECURITIES

We recognize write-downs of securities in our consolidated statements of income when the fair value of a security has declined significantly below the acquisition cost and the decline has been determined to be other than temporary. We generally charge the losses related to investments in securities other than trading securities when the following conditions are met:

•

if the fair value for an equity security has remained significantly below our acquisition cost, or significantly below the current carrying value if the price of the security has been adjusted in the past, for more than six months;

•	in certain situations for a debt security, if there has been significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event;

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

•	in certain other situations where it is considered that the decline in the value of an other security is other than temporary.

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

If the financial condition of an investee deteriorates, its forecasted performance is not met or actual market conditions are less favorable than those projected by management, we may charge to income additional losses on investment in securities.

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS NOT SUBJECT TO AMORTIZATION

We test for impairment of goodwill and any intangible assets that are not subject to amortization at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events occur.

Goodwill impairment is determined using a two-step process either at the operating segment level or one level below the operating segments. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. The second step of the goodwill impairment test compares implied fair value of reporting unit goodwill with the carrying value of that goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner used to determine the amount of goodwill recognized in a business combination. Any intangible assets that are not subject to amortization are tested for impairment by comparing the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The fair value of a reporting unit under the first step and the second step is determined by estimating the outcome of future events and assumptions made by management. Similarly, estimates and assumptions are used in determining the fair value of any intangible asset that is not subject to amortization. When necessary, we refer to the evaluation by the third party in determining the fair value of a reporting unit, however, such determinations are often evaluated by discounted cash flows analysis performed by us. This approach uses numerous estimates and assumptions, including projected future cash flows of a reporting unit, discount rates reflecting the risk inherent and growth rate. If actual cash flows or any items which affect a fair value are less favorable than those projected by management due to economic conditions or own risk of reporting unit, we may charge additional losses to income.

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

The accounting estimates relating to unguaranteed residual value for direct financing leases and operating leases affect mainly the Corporate Financial Services, Maintenance Leasing and Overseas Business segments.

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

FASB Statement No. 60, “Accounting and Reporting by Insurance Enterprises,” requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Periodically, deferred policy acquisition costs are reviewed for whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality experience, expense margins and surrender charges, which we use to calculate these assumptions, do not properly reflect future profitability, additional amortization may be required.

The accounting estimates relating to insurance policy liabilities and deferred policy acquisition costs affect our Retail segment.

ASSESSING HEDGE EFFECTIVENESS AND MEASURING INEFFECTIVENESS

We use foreign currency swap agreements, interest rate swap agreements and foreign exchange contracts for hedging purposes and apply either fair value hedge, cash flow hedge or foreign currency hedge accounting to measure and account for subsequent changes in their fair value.

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

In estimating the projected benefit obligation, actuaries make assumptions regarding mortality rates, turnover rates, retirement rates and rates of compensation increase. In accordance with FASB Statement No. 87 (“Employers’ Accounting for Pensions”), actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, impact expense and the recorded obligations in future periods.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense would decrease or increase, respectively, by approximately ¥741 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense would decrease by approximately ¥990 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense would increase by approximately ¥1,097 million. The decrease to pension expense based on a 1% increase in discount rate differs from the increase to pension expense based on a 1% decrease in discount rate due to a 10% corridor.

While we believe the estimates and assumptions used in our pension accounting are appropriate, differences in actual results or changes in these assumptions or estimates could adversely affect our pension obligations and future expenses.

INCOME TAXES

In preparing the consolidated financial statements, we make estimates relating to income taxes of ORIX and its subsidiaries in each of the jurisdictions in which we operate. The process involves estimating our actual current income tax position together with assessing temporary differences resulting from different treatment of items for income tax reporting and financial reporting purposes. Such differences result in deferred income tax assets and liabilities, which are included within the consolidated balance sheets. We must then assess the likelihood that our deferred income tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. When we establish a valuation allowance or increase this allowance during a period, we must include an expense within the income tax provision in the consolidated statements of income.

Significant management judgments are required in determining our provision for income taxes, current income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against our deferred income tax assets. We file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. Management judgments, including the interpretations about the application of the complex tax laws of Japan and certain foreign tax jurisdictions, are required in the process of evaluating tax positions; therefore, these judgments may differ from the actual results. We have recorded a valuation allowance due to uncertainties about our ability to utilize certain deferred income tax assets, primarily certain net operating loss carry forwards, before they expire. Although utilization of the net operating loss carry forwards is not assured, management believes it is more likely than not that all of the deferred income tax assets, net of the valuation allowance, will be realized. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred income tax assets will be recoverable. In the event that actual results differ from these estimates or if we adjust these estimates in future periods, we may need to establish additional valuation allowances, which could materially impact the consolidated financial position and results of operations.

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management has discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2009.

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

As further described in Item 4. “Information on the Company,” since we developed the leasing market in Japan in 1964, we have extended the scope of our operations into various types of businesses which have become significant contributors to our group operating results. Our initial leasing business has expanded into the provision of broader financial services, including direct lending to our lessees and other customers. Initial direct lending has broadened into diversified finance such as housing loans, loans secured by real estate, unsecured loans and non-recourse loans. Through our lending experience, we have developed a loan servicing business and a loan securitization business. Through experience gained by our focusing on real estate as collateral for loans, we have also developed our real estate leasing, development and management operations.

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

This diversified nature of our operations is reflected in our presentation of operating results through the categorization of our revenues and expenses to align with operating activities. Based on those diversified operating activities, we categorize our revenues as direct financing leases, operating leases, interest on loans and investment securities, brokerage commissions and net gains (losses) on investment securities, life insurance premiums and related investment income, real estate sales, gains on sales of real estate under operating leases and other operating revenues, and these revenues are summarized into “Total Revenues” on the consolidated statements of income.

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

In addition, securities investment activities were originated by the Company and extended to group companies, such as our U.S. operations. As a result, gains on investment securities have grown and become one of our major revenue sources. We believed that the securities company subsidiary, which was acquired in the middle of the 1980’s, would grow our securities-related operations and contribute to our revenues and earnings. Against this background, we determined to present gains on investment securities under a separate income statement caption, together with brokerage commissions, because we invest in securities as one of our core operations, and both the gains on investment securities and brokerage commissions are derived from our securities operations.

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

Expenses reported by us within other operating expenses are directly associated with the sales and revenues separately reported within other operating revenues. Interest expense is based on funds borrowed mainly to purchase equipment for leases, extend loans and invest in securities and real estate operations, which are revenue-generating assets. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within our subtotal of operating expenses constituting our operating income. We similarly view the provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly have included it within our subtotal of operating income. As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2009 compared to Year Ended March 31, 2008” and “Year Ended March 31, 2008 compared to Year Ended March 31, 2007”.

We have historically reflected write-downs of long-lived assets within our measure of operating income, as related assets, primarily real estate assets, represented significant operating assets under management or development, and accordingly the write-downs were considered to represent an appropriate component of the operating income derived from the related real estate investment activities. Similarly, as we have identified investment in securities to represent an operating component of our financing activities, write-downs of securities are also included within our measure of operating income.

We believe that our financial statement presentation, as explained in the paragraphs above, with the expanded presentation of revenues and expenses, aids in the comprehension of our diversified operating activities in Japan and overseas and demonstrates the fair presentation of our consolidated statements of income.

YEAR ENDED MARCH 31, 2009 COMPARED TO YEAR ENDED MARCH 31, 2008

Performance Summary

Income Statement Data

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Income statement data:
Total revenues	¥1,151,539	¥1,075,811	¥(75,728)	(7)
Total expenses	963,549	1,021,072	57,523	6
Operating income	187,990	54,739	(133,251)	(71)
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	248,555	10,071	(238,484)	(96)
Net income	169,597	21,924	(147,673)	(87)

Total Revenues

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total revenues:
Direct financing leases	¥78,548	¥63,766	¥(14,782)	(19)
Operating leases	288,360	291,352	2,992	1
Interest on loans and investment securities	227,020	196,601	(30,419)	(13)
Brokerage commissions and net gains (losses) on investment securities	23,521	(12,330)	(35,851)	—
Life insurance premiums and related investment income	128,616	117,751	(10,865)	(8)
Real estate sales	88,445	71,088	(17,357)	(20)
Gains on sales of real estate under operating leases	16,756	24,346	7,590	45
Other operating revenues	300,273	323,237	22,964	8

Total	¥1,151,539	¥1,075,811	¥(75,728)	(7)

Total revenues in fiscal 2009 decreased 7% to ¥1,075,811 million compared with the previous fiscal year. Revenues from direct financing leases decreased as a result of adverse economic conditions and our prudent selection of leasing assets, choosing only those assets where we felt the risk and return balance to be appropriate. Interest on loans and investment securities were down due to our more cautious approach for new transactions beginning in the latter half of the previous fiscal year, in addition to decline in revenues from the loan servicing (asset recovery) operations and commission revenues. We recorded a loss on brokerage commissions and net gains (losses) on investment securities compared to a gain in the previous fiscal year, due primarily to decline in revenues as a result of further deterioration in the bond and securities markets in the U.S. and losses in private equity funds since the second quarter of fiscal 2009. Real estate sales were down due to an absence of gains on sales of real estate in Oceania that had been recorded in the previous fiscal year, and the decline in revenues from sales of domestic condominiums.

Total Expenses

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total expenses:
Interest expense	¥105,905	¥104,541	¥(1,364)	(1)
Costs of operating leases	184,313	197,401	13,088	7
Life insurance costs	112,869	105,899	(6,970)	(6)
Costs of real estate sales	81,056	79,060	(1,996)	(2)
Other operating expenses	170,476	186,531	16,055	9
Selling, general and administrative expenses	265,759	249,505	(16,254)	(6)
Provision for doubtful receivables and probable loan losses	33,226	77,028	43,802	132
Write-downs of long-lived assets	1,742	3,782	2,040	117
Write-downs of securities	8,290	18,632	10,342	125
Foreign currency transaction loss (gain), net	(87)	(1,307)	(1,220)	—

Total	¥963,549	¥1,021,072	¥57,523	6

Total expenses in fiscal 2009 increased 6% compared with the previous fiscal year to ¥1,021,072 million. Costs of operating leases were up primarily due to an increase in depreciation and related costs of automobile operating leases and real estate, despite the decrease in overseas expenses due to the foreign exchange effects of an appreciated yen. Provision for doubtful receivables and probable loan losses was up due primarily to increases made for loans to the real estate sector, reflecting the global economic recession. Write-downs of securities were up due primarily to market valuation losses recorded from equity investments both in Japan and overseas.

Operating Income, Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain and Net Income

Operating income in fiscal 2009 decreased 71% to ¥54,739 million due to decreases in brokerage commissions and net gains on investment securities and interest on loans and investment securities, in addition to increases in provision for doubtful receivables and probable loan losses. Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain decreased 96% to ¥10,071 million due to equity-method affiliates with net losses and impairment losses resulting from our judgment that the downward stock price movements of equity-method affiliates were other than temporary, in addition to the decrease in operating income.

Net income in fiscal 2009 decreased 87% to ¥21,924 million as a result of the decrease in income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.

Basic and diluted earnings per share in fiscal 2009 were ¥246.59 and ¥233.81, respectively, compared to ¥1,860.63 and ¥1,817.81 in fiscal 2008.

Operating Assets

	As of March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating assets:
Investment in direct financing leases	¥1,098,128	¥914,444	¥(183,684)	(17)
Installment loans	3,766,310	3,304,101	(462,209)	(12)
Investment in operating leases	1,019,956	1,226,624	206,668	20
Investment in securities	1,121,784	926,140	(195,644)	(17)
Other operating assets	197,295	189,560	(7,735)	(4)

Total operating assets	7,203,473	6,560,869	(642,604)	(9)

Allowance for doubtful receivables on direct financing leases and probable loan losses	(102,007)	(158,544)	(56,537)	55
Other assets	1,893,504	1,967,411	73,907	4

Total assets	¥8,994,970	¥8,369,736	¥(625,234)	(7)

Investment in operating leases increased compared to March 31, 2008. Conversely, investment in direct financing leases, installment loans, investment in securities and other operating assets decreased due to continued caution toward new transactions. As a result, operating assets were down 9% to ¥6,560,869 million compared to March 31, 2008.

Shareholders’ Equity, ROE and ROA

Shareholders’ equity declined 8% to ¥1,167,530 million in fiscal 2009 due to continued declines of accumulated other comprehensive income from a loss of ¥19,295 million to a loss of ¥92,384 million, and an increase of ¥17,041 million in treasury stock due to acquisitions of treasury stock.

As a result, the shareholders’ equity ratio declined year on year from 14.10% to 13.95%, and ROE and ROA declined from 13.78% to 1.80%, and from 1.97% to 0.25%, respectively.

Details of Operating Results

The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information. See “Item 4. Information on the Company—Profile of Business by Segment.”

Revenues, New Business Volumes and Operating Assets

Direct financing leases

	As of and for the year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥78,548	¥63,766	¥(14,782)	(19)
Japan	53,683	42,099	(11,584)	(22)
Overseas	24,865	21,667	(3,198)	(13)
New equipment acquisitions	574,859	364,734	(210,125)	(37)
Japan	390,377	235,641	(154,736)	(40)
Overseas	184,482	129,093	(55,389)	(30)
Investment in direct financing leases	1,098,128	914,444	(183,684)	(17)
Japan	829,139	702,254	(126,885)	(15)
Overseas	268,989	212,190	(56,799)	(21)

Direct financing lease transactions have been decreasing as a result of our selective process for choosing only those assets where the risk and return balance was appropriate in an environment in which new equipment acquisitions have been on the decline in Japan. In the automobile leasing area, the volume of new equipment acquisitions has been shrinking in Japan due to our shift towards operating leases.

Overseas, the overall balance of direct financing leases has been decreasing as a result of our more stringent selection of new transaction in Asia due to the global recession and of a contraction in the leasing business in the U.S.

As a result, revenues from direct financing leases in fiscal 2009 decreased 19% compared to the previous fiscal year to ¥63,766 million. In Japan, revenues from direct financing leases were down 22% to ¥42,099 million compared to ¥53,683 million in the previous fiscal year. Overseas, revenues were down 13% to ¥21,667 million compared to ¥24,865 million in the previous fiscal year.

The average return we earned on direct financing leases in Japan, calculated on the basis of monthly balances, was up slightly at 5.25% in fiscal 2009 compared to 5.12% in fiscal 2008. The average return on overseas direct financing leases, calculated on the basis of monthly balances, decreased slightly to 8.37% in fiscal 2009 from 8.65% in fiscal 2008 due mainly to lower rates in Asia.

New equipment acquisitions related to direct financing leases decreased 37% to ¥364,734 million compared to the previous fiscal year. New equipment acquisitions for operations in Japan decreased 40% in fiscal 2009, as a result of our continuing selective approach to new projects. New equipment acquisitions for overseas operations decreased 30% in fiscal 2009 due primarily to decreases in the U.S. and our selective approach to choosing transactions in Asia.

Investment in direct financing leases as of March 31, 2009 decreased 17% to ¥914,444 million compared to the previous fiscal year. Investments in Japan decreased 15% due to declines in new equipment acquisitions, while overseas decreased 21% due to a contraction in the U.S. and a decrease in new equipment acquisitions in Asia. As a result, the balances of all categories of investment in direct financing leases declined.

As of March 31, 2009, no single lessee represented more than 2% of our total portfolio of direct financing leases. As of March 31, 2009, 77% of our direct financing leases were to lessees in Japan, while 23% were to lessees overseas. 6% of the direct financing leases were to lessees in Malaysia and 5% were to lessees in Indonesia. No other overseas country represented more than 5% of our total portfolio of direct financing leases.

	As of March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in direct financing leases by category:
Information-related and office equipment	¥130,075	¥100,314	¥(29,761)	(23)
Industrial equipment	169,952	139,950	(30,002)	(18)
Commercial services equipment	115,675	80,571	(35,104)	(30)
Transportation equipment	425,694	363,314	(62,380)	(15)
Other equipment	256,732	230,295	(26,437)	(10)

Total	¥1,098,128	¥914,444	¥(183,684)	(17)

Balances for investment in direct financing leases in the tables above do not include lease assets sold in securitizations. However, gains and losses from securitization are included in direct financing lease revenues. During fiscal 2008 and 2009, we sold ¥116,445 million and ¥37,889 million, respectively, of direct financing lease assets (all of which were in Japan) through securitizations that were treated as sales transactions. The securitization of these assets produced gains of ¥1,688 million and losses of ¥365 million for fiscal 2008 and

2009, respectively, which were included in direct financing lease revenues. The balance of direct financing lease assets treated as sales transactions amounted to ¥303,034 million as of March 31, 2008 and ¥222,945 million as of March 31, 2009. If assets sold in securitizations were included, the total balance of investment in direct financing lease assets would be ¥1,401,162 million as of March 31, 2008 and ¥1,137,389 million as of March 31, 2009. For more information on securitization, see Note 10 of “Item 18. Financial Statements.”

Asset quality of our owned direct financing leases

	As of March 31,
	2007	2008	2009
	(In millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥21,149	¥22,637	¥27,949
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	1.68%	2.06%	3.06%
Provisions as a percentage of average balance of investment in direct financing leases (1)	0.14%	0.73%	0.93%
Allowance for direct financing leases	¥25,545	¥25,481	¥27,540
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	2.03%	2.32%	3.01%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

The balance of 90+ days past-due direct financing leases increased by ¥5,312 million to ¥27,949 million compared to the previous fiscal year due to the credit crunch. As a result, the ratio of 90+ days past-due direct financing leases increased by 1.00% from the previous fiscal year to 3.06%.

We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases is a reasonable indication that our allowance for doubtful receivables was adequate as of March 31, 2009 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•

all lease contracts are secured by the collateral of the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment.

The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases was 0.52%, 0.66% and 0.70% for fiscal 2007, 2008 and 2009, respectively.

Operating leases

	As of and for the year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥288,360	¥291,352	¥2,992	1
Japan	212,039	223,656	11,617	5
Overseas	76,321	67,696	(8,625)	(11)
New equipment acquisitions	465,909	426,715	(39,194)	(8)
Japan	366,187	366,336	149	0
Overseas	99,722	60,379	(39,343)	(39)
Investment in operating leases	1,019,956	1,226,624	206,668	20
Japan	850,489	1,086,967	236,478	28
Overseas	169,467	139,657	(29,810)	(18)

Revenues from operating leases were flat at ¥291,352 million compared to the previous fiscal year. In Japan, revenues increased 5% to ¥223,656 million compared to ¥212,039 million in the previous fiscal year, due to an increase in real estate properties for rental operations and an increasing trend towards operating leases in the automobile leasing business, despite a decline of revenues from the car rental operations and the precision measuring and other equipment rental operations, in addition to decreased gains of sales of properties due to a decline of sales price in secondhand markets. Overseas, we engage in investment and sales of aircraft leases. Gains on sales of aircraft have declined slightly compared to the previous fiscal year, due to our continuous monitoring and responses to severe market trends. Also, in line with the slowdown in the economy, overseas operating lease revenues were down 11% to ¥67,696 million compared to ¥76,321 million for the previous fiscal year chiefly due to a decline in new automobile lease transactions and the foreign exchange effects of an appreciated yen. In fiscal 2008 and 2009, gains from the disposition of operating lease assets other than real estate were ¥15,217 million and ¥11,426 million, respectively, and are included in operating lease revenues.

New equipment acquisitions related to operating leases decreased 8% to ¥426,715 million compared to the previous fiscal year. New equipment acquisitions by operations in Japan were flat year on year at ¥366,336 million, as the result of a decrease in the purchase of automobiles, offset by an increase in purchases of real estate properties. New equipment acquisitions by overseas operations decreased 39% compared to the previous fiscal year to ¥60,379 million, due to a decrease in the purchase of transportation equipment and real estate properties, in addition to the foreign exchange effects of an appreciated yen.

Investment in operating leases increased 20% year on year to ¥1,226,624 million in fiscal 2009. These investments rose 28% year on year in Japan due primarily to an increase in investments in real estate properties for rental operations, despite a decrease of 18% year on year overseas due to declines of transportation equipment mainly including automobiles, in addition to the foreign exchange effects of an appreciated yen.

	As of March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥383,298	¥388,028	¥4,730	1
Measuring and information-related equipment	67,871	62,303	(5,568)	(8)
Real estate	546,586	754,345	207,759	38
Other	5,653	5,490	(163)	(3)
Accrued rental receivables	16,548	16,458	(90)	(1)

Total	¥1,019,956	¥1,226,624	¥206,668	20

Investment in transportation equipment operating leases was flat year on year due to an increase in investment in automobile operating leases in Japan, despite a decrease in new equipment acquisitions in automobile and aircraft leases and the foreign exchange effects of an appreciated yen overseas. Investment in measuring and information-related equipment operating leases fell 8% year on year reflecting decreases in assets both in Japan and overseas. Investment in real estate operating leases rose 38% year on year primarily due to an increase in purchases of real estate properties in Japan which are sources of stable cash flows, reflecting a shift in emphasis from asset turnover to prioritizing income gains.

Installment loans and investment securities

Installment loans

	As of and for the year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Interest on installment loans (1)	¥204,577	¥172,838	¥(31,739)	(16)
Japan	169,629	145,048	(24,581)	(14)
Overseas	34,948	27,790	(7,158)	(20)
New loans added	2,331,331	1,055,014	(1,276,317)	(55)
Japan	2,083,643	975,315	(1,108,328)	(53)
Overseas	247,688	79,699	(167,989)	(68)
Installment loans	3,766,310	3,304,101	(462,209)	(12)
Japan	3,407,568	2,967,475	(440,093)	(13)
Overseas	358,742	336,626	(22,116)	(6)

(1)	All income and losses on installment loans related to our life insurance operations, which are included in installment loans, are reflected in our consolidated statements of income as life insurance premiums and related investment income.

Interest on installment loans decreased 16% compared with the previous fiscal year to ¥172,838 million in fiscal 2009. In Japan, although we have been focusing on loans to corporate clients in the Corporate Financial Services and Investment Banking segments, we adopted a more cautious approach for new transactions beginning in the latter half of fiscal 2008 due to uncertainty in the direction of the economy. As a result, revenues decreased due to the decrease in the amount of installment loans outstanding. Furthermore, revenues from the loan servicing (asset recovery) operations and commission revenues also decreased, and interest on installment loans in Japan decreased 14% compared to the previous fiscal year. Interest on overseas installment loans decreased 20% in fiscal 2009, due primarily to lower market interest rates in the U.S., a reduction in new transactions due to a more cautious approach to new transactions similar to the approach we adopted in Japan, and the foreign exchange effects of an appreciated yen.

The average interest rate earned on loans in Japan, calculated on the basis of monthly balances, decreased to 4.36% in fiscal 2009 compared to 4.69% in fiscal 2008 due primarily to a decrease in revenues from loan servicing operations. The average interest rate earned on overseas loans, calculated on the basis of monthly balances, decreased to 7.72% in fiscal 2009 from 9.49% in fiscal 2008 due primarily to a decline in prevailing market interest rates in the U.S.

New loans added decreased 55% compared with the previous fiscal year to ¥1,055,014 million in fiscal 2009, as we adopted a more cautious approach for new transactions in Japan and overseas, in addition to the foreign exchange effects of an appreciated yen.

The balance of installment loans as of March 31, 2009, decreased 12% to ¥3,304,101 million compared to the balance as of March 31, 2008. The balance of installment loans for borrowers in Japan fell by 13% due to a more cautious approach to new transactions, while the balance of installment loans for overseas customers decreased 6% due primarily to a more cautious approach to new transactions in the U.S., as well as the foreign exchange effects of an appreciated yen.

As of March 31, 2009, 90% of our installment loans were to borrowers in Japan, while 8% were to borrowers in the U.S.

The table below sets forth the balances as of March 31, 2008 and 2009 of our installment loans to borrowers in Japan and overseas, categorized by the type of borrower (i.e., consumer or corporate) in the case of borrowers in Japan. As of March 31, 2009, ¥141,332 million, or 5%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans in our consolidated statements of income as life insurance premiums and related investment income.

	As of March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥661,634	¥702,788	¥41,154	6
Card loans	347,632	337,403	(10,229)	(3)
Other	59,916	45,081	(14,835)	(25)

Subtotal	1,069,182	1,085,272	16,090	2

Corporate borrowers in Japan
Real estate companies	848,787	651,597	(197,190)	(23)
Commercial, industrial and other companies	1,325,552	1,097,086	(228,466)	(17)

Subtotal	2,174,339	1,748,683	(425,656)	(20)

Total (Japan)	3,243,521	2,833,955	(409,566)	(13)

Overseas corporate, industrial and other borrowers	330,514	321,162	(9,352)	(3)
Purchased loans (1)	192,275	148,984	(43,291)	(23)

Total	¥3,766,310	¥3,304,101	¥(462,209)	(12)

(1)	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with AICPA Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”) and consist mainly of housing loans, loans to real estate companies and commercial, industrial and other companies in Japan.

As of March 31, 2009, ¥668,958 million, or 20%, of all installment loans were outstanding to real estate companies in Japan and overseas. Of this amount, ¥215,971 million, or 7% of all installment loans, was loans individually evaluated for impairment. We calculated an allowance of ¥47,592 million on these impaired loans. As of March 31, 2009, we had installment loans outstanding in the amount of ¥205,551 million, or 6% of all installment loans, to companies in the entertainment industry. Of this amount, ¥34,057 million, or 1% of all installment loans, was loans individually evaluated for impairment. We calculated an allowance of ¥3,592 million on these impaired loans.

The balance of loans to consumer borrowers in Japan as of March 31, 2009 increased by 2% to ¥1,085,272 million compared to the balance as of March 31, 2008, due to an increase in housing loans despite a decrease in margin transaction loans to customers of ORIX Securities that such loan balances are generally subject to stock market volatility. The balance of loans to corporate borrowers in Japan as of March 31, 2009 decreased by 20% to ¥1,748,683 million compared to the balance as of March 31, 2008, due primarily to decreased loans to real estate companies.

Balances of installment loans in the tables above do not include assets sold in securitizations. However, the amount of interest on installment loans includes gains from the securitization of installment loans. We sold ¥59,161 million and ¥5,258 million of installment loans through securitizations, which were treated as sales transactions, in fiscal 2008 and 2009, respectively. Gains from the securitization of loans of ¥1,155 million and ¥132 million were included in interest on installment loans in fiscal 2008 and 2009, respectively. The balance of installment loans treated as sales transactions amounted to ¥152,208 million and ¥130,565 million as of March 31, 2008 and 2009, respectively. If loans sold in securitizations were included, the total balance of installment loans would be ¥3,918,518 million and ¥3,434,666 million as of March 31, 2008 and 2009, respectively. For more information on securitization, see Note 10 in “Item 18. Financial Statements.”

Asset quality of our owned installment loans

We classify past-due installment loans into two categories: installment loans individually evaluated for impairment and 90+ days past-due loans not individually evaluated for impairment.

	As of March 31,
	2007	2008	2009
	(In millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥100,589	¥165,283	¥449,705
Impaired loans requiring a valuation allowance	67,934	108,921	262,145
Valuation allowance (1)	29,189	38,081	89,236

(1)	The valuation allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

New provision for probable loan losses was ¥13,664 million in fiscal 2008 and ¥55,140 million in fiscal 2009, and charge-off of impaired loans was ¥4,633 million in fiscal 2008 and ¥3,726 million in fiscal 2009. New provision for probable loan losses increased by ¥41,476 million compared to fiscal 2008 due to an increase in impaired corporate loans as a result of the credit crunch. Despite the increase in impaired loans, charge-off of impaired loans decreased by ¥907 million compared to fiscal 2008 because many of the impaired loans were still expected to recover and had not deteriorated to the point of requiring charge-offs as of March 31, 2009. Accordingly, there is a possibility that our charge-offs will increase during the year ending March 31, 2010.

The table below sets forth the outstanding balances of impaired loans by region and type of borrower. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment. Impaired loans increased in fiscal 2009 due mainly to an increase in impaired corporate loans for real estate companies in Japan due to the tighter credit markets.

	As of March 31,
	2007	2008	2009
	(In millions of yen)
Impaired loans:
Consumer borrowers in Japan	¥17,878	¥20,595	¥23,388
Corporate borrowers in Japan
Real estate companies	12,749	37,658	215,309
Commercial, industrial and other companies	48,785	80,356	181,488

Subtotal	61,534	118,014	396,797

Overseas corporate, industrial and other borrowers	6,412	12,080	12,870
Purchased loans	14,765	14,594	16,650

Total	¥100,589	¥165,283	¥449,705

The table below sets forth information as to past-due loans which are not individually significant and accordingly are evaluated for impairment as a homogeneous group.

	As of March 31,
	2007	2008	2009
	(In millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥12,656	¥15,333	¥17,860
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.37%	0.43%	0.63%
Provisions as a percentage of average balance of installment loans (1)	0.22%	0.30%	0.38%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥34,774	¥38,445	¥41,768
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.03%	1.07%	1.46%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

The balance of 90+ days past-due loans not individually evaluated for impairment increased by 16% in fiscal 2009, principally due to increase in 90+ days past-due loans not individually evaluated for impairment in housing loans and in card loans.

	As of March 31,
	2007	2008	2009
	(In millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loans	¥10,177	¥9,425	¥10,641
Card loans and other	2,376	5,861	7,211
Overseas corporate, industrial and other borrowers	103	47	8

Total	¥12,656	¥15,333	¥17,860

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

We believe that the level of the allowance as of March 31, 2009 was adequate because we expect to recover a portion of the outstanding balance for 90+ days past-due loans not individually evaluated for impairment primarily because many of our 90+ days past-due loans are housing loans, which are ordinarily made to a diverse group of individuals who we believe generally have a higher credit rating than the population at-large.

The ratio of charge-offs as a percentage of the average balance of installment loans was 0.22%, 0.16% and 0.27% for fiscal 2007, 2008 and 2009, respectively. The ratio of charge-offs as a percentage of the average balance of installment loans for fiscal 2009 increased compared to that of fiscal 2008 due to an increase in charge-offs of card loans and a decrease in the balance of installment loans.

Investment securities

We maintain a sizeable portfolio of various investment securities. Our life insurance operations account for approximately 25% of our total investment in securities as of March 31, 2009, and those mainly consist of investments in yen-denominated and fixed-rate corporate debt securities.

	As of March 31, 2008
	Life insurance	Other	Total
	(In millions of yen)
Investment securities:
Trading securities	¥—	¥34,535	¥34,535
Marketable debt securities	297,780	486,621	784,401
Marketable equity securities	12,920	87,456	100,376
Other securities (1)	31,179	171,293	202,472

Total	¥341,879	¥779,905	¥1,121,784

	As of March 31, 2009
	Life insurance	Other	Total
	(In millions of yen)
Investment securities:
Trading securities	¥—	¥7,410	¥7,410
Marketable debt securities	207,703	476,039	683,742
Marketable equity securities	5,505	40,026	45,531
Other securities (1)	15,974	173,483	189,457

Total	¥229,182	¥696,958	¥926,140

(1)	Other securities consist mainly of non-marketable equity securities, preferred capital shares and investment funds.

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

	As of and for the year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment securities:
Interest on investment securities	¥22,443	¥23,763	¥1,320	6
Japan	12,685	15,559	2,874	23
Overseas	9,758	8,204	(1,554)	(16)
New securities added	688,148	374,614	(313,534)	(46)
Japan	666,296	298,490	(367,806)	(55)
Overseas	21,852	76,124	54,272	248
Investment in securities	1,121,784	926,140	(195,644)	(17)
Japan	1,021,537	812,716	(208,821)	(20)
Overseas	100,247	113,424	13,177	13

Interest on investment securities other than those held in connection with our life insurance operations in Japan increased 23% to ¥15,559 million in fiscal 2009 due primarily to a higher average balance of available-for-sale debt securities while our overseas income from similar investments decreased 16% to ¥8,204 million in fiscal 2009 primarily due to the foreign exchange effects of an appreciated yen. The average interest rate earned on investment securities in Japan, calculated on a monthly basis, was 2.83% in fiscal 2009 compared to 2.87% in fiscal 2008. The average interest rate earned on overseas investment securities, calculated on a monthly basis, declined to 8.73% in fiscal 2009 compared to 9.76% in fiscal 2008.

New securities added decreased 46% to ¥374,614 million in fiscal 2009 due primarily to the turmoil in financial and capital markets. New securities added in Japan decreased 55% in fiscal 2009. New securities added overseas increased 248% due primarily to increases in the U.S.

The balance of our investment in securities as of March 31, 2009 decreased 17% to ¥926,140 million compared to fiscal 2008. The balance of our investment in securities in Japan decreased 20% due primarily to sales from our life insurance investment portfolio and the overall market declines, while the balance of our investment in securities overseas increased 13% mainly due to newly purchased distressed assets in the U.S.

	As of March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥34,535	¥7,410	¥(27,125)	(79)
Available-for-sale securities	884,777	729,273	(155,504)	(18)
Other securities	202,472	189,457	(13,015)	(6)

Total	¥1,121,784	¥926,140	¥(195,644)	(17)

Investments in trading securities decreased to ¥7,410 million in fiscal 2009 primarily due to revaluation losses related to the market declines caused by the turmoil in financial and capital markets, as well as the influence of foreign exchange rates, in the U.S. Investments in available-for-sale securities decreased 18% in fiscal 2009 due primarily to lower balances of equity securities, corporate debt securities and specified bonds issued by SPEs. As of March 31, 2009, CMBS and RMBS in available-for-sale securities in the U.S. were ¥72,054 million. Other securities decreased 6% in fiscal 2009 due to a decline in the value of non-marketable equity securities and private equity funds.

The above table does not include assets sold in securitizations. We sold ¥10,851 million of investment securities through securitizations, which were treated as sales transactions in fiscal 2008. Gains from the securitization of investment securities of ¥638 million were included in net gains on investment securities in fiscal 2008. There were no sales of investment securities through securitizations in fiscal 2009. The balance of investment securities treated as sales transactions amounted to ¥46,707 million and ¥45,145 million in fiscal 2008 and 2009, respectively. For more information on securitization, see Note 10 in “Item 18. Financial Statements.”

For further information on investment in securities, see Note 9 of “Item 18. Financial Statements.”

Brokerage commissions and net gains (losses) on investment securities

All non-interest income and losses (other than foreign currency transaction gains or losses) that we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains on investment securities.

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Brokerage commissions and net gains (losses) on investment securities:
Brokerage commissions	¥6,879	¥5,025	¥(1,854)	¥(27)
Net gains (losses) on investment securities	13,301	(22,088)	(35,389)	—
Dividends income	3,341	4,733	1,392	42

Total	¥23,521	¥(12,330)	¥(35,851)	—

Brokerage commissions and net gains (losses) on investment securities were losses of ¥12,330 million in fiscal 2009, compared to gains of ¥23,521 million in fiscal 2008. Our brokerage commissions decreased 27% due primarily to a decrease in revenues from our securities brokerage business as a decrease in retail trading transactions in connection with the turmoil of the financial and capital markets. Net gains (losses) on investment securities were losses of ¥22,088 million in fiscal 2009, compared to gains of ¥13,301 million in fiscal 2008, due primarily to losses from CMBS and RMBS, and losses in private equity funds. Dividends income, however, increased 42% to ¥4,733 million in fiscal 2009 compared to fiscal 2008, primarily due to an increase in distributions from real-estate investing SPEs.

As of March 31, 2009, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥18,767 million, compared to ¥61,706 million as of March 31, 2008. As of March 31, 2009, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥27,490 million, compared to ¥9,222 million as of March 31, 2008. These unrealized gains decreased primarily due to a decline in the domestic securities market in Japan and the deterioration of the credit market in the U.S. as a result of the turmoil in financial and capital markets.

Life insurance premiums and related investment income

We reflect all income and losses (other than provision for doubtful receivables and probable loan losses) that we recognize on securities, installment loans and other investments held in connection with life insurance operations in our consolidated statements of income as life insurance premiums and related investment income.

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Life insurance premiums and related investment income:
Life insurance premiums	¥120,527	¥115,214	¥(5,313)	(4)
Life insurance-related investment income	8,089	2,537	(5,552)	(69)

Total.	¥128,616	¥117,751	¥(10,865)	(8)

Life insurance premiums and related investment income decreased 8% to ¥117,751 million in fiscal 2009 compared to fiscal 2008. Life insurance premiums decreased 4%, and life insurance-related investment income decreased 69% in fiscal 2009.

The gross margin ratio increased to 8% in fiscal 2009 compared with 6% in fiscal 2008.

	As of March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investments by ORIX Life Insurance:
Marketable debt securities	¥297,780	¥207,703	¥(90,077)	(30)
Marketable equity securities	12,920	5,505	(7,415)	(57)
Other securities	31,179	15,974	(15,205)	(49)

Total investment in securities	341,879	229,182	(112,697)	(33)
Installment loans and other investments	138,866	197,356	58,490	42

Total	¥480,745	¥426,538	¥(54,207)	(11)

Investments in securities decreased to ¥229,182 million as the result of fewer acquisitions and declines in the market value of the securities. On the other hand, installment loans and other investments increased to ¥197,356 million mainly due to the acquisition of ¥46,231 million of real estate under operating leases.

	As of March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net gains (losses) on investment securities	¥1,342	¥(1,280)	¥(2,622)	—
Interest on loans and investment securities, and others	6,747	3,817	(2,930)	(43)

Total	¥8,089	¥2,537	¥(5,552)	(69)

Life insurance-related investments were down 69% compared to the previous fiscal year chiefly due to a decline in investment securities-related operating revenues caused by the deterioration in the markets.

For further information on life insurance operations, see Note 22 of “Item 18. Financial Statements.”

Real estate sales

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Real estate sales:
Real estate sales	¥88,445	¥71,088	¥(17,357)	(20)

The condominium market continues to stagnate as the real estate market has deteriorated as a result of the financial crisis. Real estate sales were down 20% year on year to ¥71,088 million due to an absence of gains on sales of real estate in Oceania that had been recorded in the previous fiscal year and a decline in the number of condominiums sold to buyers in Japan from 1,931 units in fiscal 2008 to 1,828 units in fiscal 2009.

Gains on sales of real estate under operating leases

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases	¥16,756	¥24,346	¥7,590	45

Gains on sales of real estate under operating leases increased 45% year on year to ¥24,346 million in fiscal 2009 due primarily to the increase in real estate under operating leases that were sold but were not included in discontinued operations. Where we have continuing involvement with the cash flows from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, while if we have no continuing involvement with the cash flows from such disposed real estate properties, the gains or losses are reported as income from discontinued operations. For discussion of accounting policy for discontinued operations, see Note 25 in “Item 18. Financial Statements.”

Other operations

	As of and for the year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥300,273	¥323,237	¥22,964	8
Japan	236,253	270,894	34,641	15
Overseas.	64,020	52,343	(11,677)	(18)
New assets added	152,480	76,269	(76,211)	(50)
Japan	152,480	76,269	(76,211)	(50)
Overseas	—	—	—	—
Other operating assets	197,295	189,560	(7,735)	(4)
Japan	192,628	185,872	(6,756)	(4)
Overseas	4,667	3,688	(979)	(21)

Other operating revenues increased 8% year on year to ¥323,237 million. In Japan, revenues were up 15% to ¥270,894 million compared to ¥236,253 million in the previous fiscal year due to contributions from the consolidated subsidiary Internet Research Institute, Inc. acquired during the previous fiscal year and increases in revenues associated with real estate management operations, including golf courses and training facilities. Overseas, revenues were down 18% to ¥52,343 million compared to ¥64,020 million from the previous fiscal year, due to reductions in revenues from advisory services in the U.S. and ship-related finance in Asia, which had been recorded in the previous fiscal year, along with the foreign exchange effects of an appreciated yen.

New assets added for other operating transactions were down 50% to ¥76,269 million in fiscal 2009 due to strict controls on the selection of new transactions. Other operating transactions include other operating assets and real estate for sale, such as residential condominiums and commercial real estate.

Other operating assets decreased 4% to ¥189,560 million.

Expenses

Interest expense

Interest expense was flat year on year at ¥104,541 million. In Japan, the debt balance at the end of fiscal 2009 declined compared to the end of fiscal 2008, however the average debt levels for fiscal 2009 were higher than in fiscal 2008. Furthermore, interest expense in Japan increased 12% compared to fiscal 2008 due to increased funding costs resulting from a shift from short-term to long-term debt at higher interest rates in order to manage liquidity risk. Overseas, interest expense was down 26% compared to the fiscal 2008 due to reduced dollar interest rates and the foreign exchange effects of an appreciated yen.

The average interest rate on our short-term and long-term debt in Japan, calculated on the basis of average monthly balances, increased to 1.40% in fiscal 2009, compared to 1.33% in fiscal 2008, due to higher interest rates following policy action by the Bank of Japan. The average interest rate on our short-term and long-term overseas debt, calculated on the basis of average monthly balances, decreased to 4.13% in fiscal 2009 from 5.41% in fiscal 2008 reflecting lower interest rates in the U.S. For information regarding interest rate risk, see “Item 3. Key Information.—Risk Factors”

Costs of operating leases

Costs of operating leases were up 7% to ¥197,401 million compared to the previous fiscal year. In Japan, costs of operating leases increased 15% to ¥153,023 million compared to the previous fiscal year chiefly due to an increase in depreciation and related costs of automobile operating leases and real estate. Overseas, due to the foreign exchange effects of an appreciated yen, costs of operating leases decreased 13% to ¥44,378 million compared to the previous fiscal year.

Life insurance costs

Life insurance costs in fiscal 2009 decreased 6% to ¥105,899 million, corresponding to a decrease in life insurance premiums.

Costs of real estate sales

To minimize risk, new land purchases have been suspended since September 2007 and new projects have been rescheduled since the fiscal year ended March 31, 2008.

Costs of real estate sales decreased 2% to ¥79,060 million compared to the previous fiscal year due to costs of real estate in Oceania recorded in the previous fiscal year and the decrease in the number of condominiums sold to buyers in Japan, despite write-downs recorded on some projects under development. We also recorded ¥5,222 million and ¥10,911 million of write-downs for fiscal 2008 and 2009. Costs of real estate sales include the upfront costs associated with advertising and creating model rooms. Margins recorded a loss of ¥7,972 million in fiscal 2009 down from a profit of ¥7,389 million in fiscal 2008 due mainly to the recognition of write-downs and a fall in profitability.

Other operating expenses

Other operating expenses were up 9% year on year to ¥186,531 million resulting from the recognition of expenses from the beginning of the fiscal year from companies in which we invested in the previous fiscal year and correlate with the increase in other operating revenues.

Selling, general and administrative expenses

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥141,915	¥140,676	¥(1,239)	(1)
Selling expenses	38,011	29,495	(8,516)	(22)
Administrative expenses	81,738	75,558	(6,180)	(8)
Depreciation of office facilities	4,095	3,776	(319)	(8)

Total	¥265,759	¥249,505	¥(16,254)	(6)

Employee salaries and other personnel expenses account for approximately 60% of selling, general and administrative expenses, and the remaining portion consists of general and administrative expenses such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2009 decreased 6% year on year, due to the absence of one-off write-downs of intangible assets recorded in the previous fiscal year, despite the recognition of expenses from the beginning of this fiscal year from consolidated subsidiaries in which we invested in the previous fiscal year.

Provision for doubtful receivables and probable loan losses

We make provisions for doubtful receivables and probable loan losses for direct financing leases and installment loans. New provisions for doubtful receivables and probable loan losses in fiscal 2009 increased 132% as compared to the previous year. Provisions for direct financing leases increased 7%. Provisions for loans not individually evaluated for impairment increased 16% due to growth in provisions for card loans in Japan. Provisions for loans individually evaluated for impairment increased 304% due mainly to an increase in provisions for loans to real estate companies, reflecting a recent slowdown in the economy.

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥89,508	¥102,007	¥12,499	14
Direct financing leases	25,545	25,481	(64)	(0)
Loans not individually evaluated for impairment	34,774	38,445	3,671	11
Loans individually evaluated for impairment	29,189	38,081	8,892	30
Provisions charged to income	33,226	77,028	43,802	132
Direct financing leases	8,868	9,524	656	7
Loans not individually evaluated for impairment	10,694	12,364	1,670	16
Loans individually evaluated for impairment	13,664	55,140	41,476	304
Charge-offs (net)	(18,568)	(19,731)	(1,163)	6
Direct financing leases	(8,085)	(7,232)	853	(11)
Loans not individually evaluated for impairment	(5,850)	(8,773)	(2,923)	50
Loans individually evaluated for impairment	(4,633)	(3,726)	907	(20)
Other (1)	(2,159)	(760)	1,399	(65)
Direct financing leases	(847)	(233)	614	(72)
Loans not individually evaluated for impairment	(1,173)	(268)	905	(77)
Loans individually evaluated for impairment	(139)	(259)	(120)	86
Ending balance	102,007	158,544	56,537	55
Direct financing leases	25,481	27,540	2,059	8
Loans not individually evaluated for impairment	38,445	41,768	3,323	9
Loans individually evaluated for impairment	38,081	89,236	51,155	134

(1)	Other includes foreign currency translation adjustments and amounts reclassified to discontinued operations.

Write-downs of long-lived assets

In accordance with FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), we performed an impairment review for long-lived assets in Japan and overseas such as golf courses, corporate dormitories, office buildings, hotel properties and commercial buildings, and condominiums. Write-downs totaling ¥3,829 million were made in fiscal 2009, an increase of 77% compared to fiscal 2008, which are reflected as write-down of long-lived assets and income from discontinued operations (¥3,782 million of which is reflected as write-down of long-lived assets). ¥3,590 million of write-downs in fiscal 2009 within the write-downs of long-lived assets were associated with five office buildings. Two of the buildings were written down because it was determined that their carrying value exceeded their estimated undiscounted cash flows, while three were written down to fair value when we reclassified them as held and used from held for sale upon our determination that we would not be able to sell the buildings due to the troubled financial condition of the customer.

In accordance with FASB Statement No. 144, an asset held for use is generally deemed to be impaired if the undiscounted future cash flows estimated to be generated by the asset are expected to be less than its carrying amount, and if its fair value is less than its carrying amount. If an asset is deemed to be impaired, the value of the asset is written down to fair value. The requirements of FASB Statement No. 144 potentially result in large charges being recorded in a given period as a result of relatively smaller changes in estimated future cash flows. An asset is generally not considered to be impaired so long as its estimated future cash flows exceed its carrying amount. However, once the estimated future cash flows are believed to be less than the carrying amount, the asset is written down to estimated fair value (which is in general the appraised value). A write-down to fair value prior to a determination of impairment is not permitted.

Our total investment in long-lived assets as of March 31, 2009 was ¥1,694,348 million. ¥1,464,275 million of long-lived assets were included in business segments in Japan, ¥143,458 million were included in overseas business segments, while the remaining assets mainly consist of office facilities that are regarded as corporate assets. Of the long-lived assets in business segments in Japan, ¥916,551 million were in the Real Estate segment. For a breakdown of long-lived assets by segment, see Note 31 of “Item 18. Financial Statements.”

Write-downs of securities

Write-downs for fiscal 2009 were in connection with a decline in the securities market. In fiscal 2009, write-downs increased 125% from ¥8,290 million in fiscal 2008 to ¥18,632 million in fiscal 2009. For information regarding the impairment of investment in securities, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates.”

Foreign currency transaction loss (gain), net

We recognized a foreign currency transaction net gain in the amount of ¥1,307 million in fiscal 2009. For information on the impact of foreign currency fluctuations, see “Item 11. Qualitative and Quantitative Disclosures about Market Risk.”

Equity in net income (loss) of affiliates

Equity in net income (loss) of affiliates was a loss of ¥42,937 million down from a profit of ¥48,343 million for the previous fiscal year. The loss was recorded due to the absence in the fiscal year of the equity income recorded in the previous fiscal year as a result of the sale of Korea Life Insurance Co., Ltd. (KLI) in the previous fiscal year and the effects of weaker results from our domestic-based equity method affiliates, mainly DAIKYO INCORPORATED, during the fiscal year. In addition, impairment losses were recorded, since we determined that the downward stock price movements of a number of equity-method affiliates, chiefly The Fuji Fire and Marine Insurance Co., Ltd. (“Fuji Fire”), were other than temporary. Net income from residential condominiums developed through certain joint ventures in Japan decreased to ¥12,527 million from ¥19,127 million for the previous fiscal year. For discussion of investment in affiliates, see Note 12 of “Item 18. Financial Statements.”

Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net

Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net was a loss of ¥1,731 million in fiscal 2009, down from a profit of ¥12,222 million in the previous fiscal year, due chiefly to the losses on our shareholdings in Fuji Fire resulting from the dilution caused by the issuance and sale of shares to a third party, despite gains on sales of ORIX Facilities, as well as the absence of gains on the sales of domestic and Asia-based equity method affiliates (including KLI) involved in the corporate rehabilitation operations which were recorded in the previous fiscal year.

Provision for income taxes

Provision for income taxes in fiscal 2009 consisted of a reversal of ¥1,990 million compared to the provision of ¥98,487 million in fiscal 2008, mainly due to the effects of the 2009 revision of the taxation system.

In March 2009, the Japanese tax code was revised to reduce the taxes on dividends of foreign subsidiaries by 95%, which resulted in a substantial reduction of our taxes in fiscal 2009. Prior to the 2009 revision, dividends received from foreign subsidiaries were taxed at a rate based on the differences between the Japanese tax rate and applicable income tax rates in the foreign countries. Consequently, deferred tax liabilities related to such additional tax for undistributed earnings of foreign subsidiaries had been recognized except for those earnings designated as indefinitely reinvested. In fiscal 2009, we reversed deferred tax liabilities except for the amount which continued to be taxed under the revised tax code. As part of our capital allocation plans going forward, we made a decision that for certain foreign subsidiaries where we had not recognized deferred tax liabilities we will no longer reinvest undistributed earnings indefinitely. Accordingly, we recognized deferred tax liabilities for the relevant subsidiaries according to the revised tax code in fiscal 2009.

For discussion of income taxes, see Note 16 in “Item 18. Financial Statements.”

Minority interests in earnings of subsidiaries, net

Minority interests were mainly recorded as a result of the minority interests in earnings of Houlihan Lokey, which is engaged in investment banking including M&A and financial advisory. In fiscal 2009, minority interests decreased 52% year on year to ¥1,873 million.

Discontinued operations

We base disclosure of discontinued operations on FASB Statement No. 144. Under FASB Statement No. 144, the scope of discontinued operations includes operating results of any component of an entity with its own identifiable operations and cash flow and in which operations we will not have significant continuing involvement. Income from discontinued operations, net refers to net income from the sale or disposal by sale of subsidiaries, business units and real estate under operating leases in which we no longer have significant continuing involvement. Discontinued operations, net of applicable tax effect, decreased 48% compared to the previous fiscal year to ¥11,736 million in fiscal 2009 due primarily to lower gains on sales of real estate under operating leases in Japan.

Segment Information

As of April 1, 2008, the ORIX Group implemented changes to its internal organization to reorganize its business into six segments to facilitate strategy formulation, resource allocation and portfolio balance determination at the segment level. The six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business.

Management believes reorganizing its businesses into these six new segments addresses the significant changes in ORIX Group’s operations and lines of business over the past four to five years. Each segment is organized as a large strategic unit that we believe will allow us to maximize our corporate value by identifying and building strategic advantages vis-à-vis anticipated competitors in each area and by helping the ORIX Group obtain a competitive advantage.

Financial information about our operating segments reported below is information that is separately available and evaluated regularly by management in deciding how to allocate resources and in assessing performance. We evaluate the performance of segments based on income before income taxes as well as results of discontinued operations, minority interests in earnings of subsidiaries and extraordinary gain, before applicable tax effect. Tax expenses are not included in segment profits.

For a description of segments, see “Item 4. Information on the Company—Profile of Business by Segment.” See Note 31 in “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment revenues (1):
Corporate Financial Services	¥139,874	¥137,712	¥(2,162)	(2)
Maintenance Leasing	236,411	235,953	(458)	(0)
Real Estate	288,795	270,027	(18,768)	(6)
Investment Banking	127,199	94,645	(32,554)	(26)
Retail	198,858	183,307	(15,551)	(8)
Overseas Business	218,227	167,635	(50,592)	(23)

Total	1,209,364	1,089,279	(120,085)	(10)

Difference between Segment Total and Consolidated Amounts	(57,825)	(13,468)	44,357	77

Total consolidated revenue	¥1,151,539	¥1,075,811	¥(75,728)	(7)

(1)	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment profits (1):
Corporate Financial Services	¥35,412	¥(10,451)	¥(45,863)	—
Maintenance Leasing	37,235	25,621	(11,614)	(31)
Real Estate	83,065	50,508	(32,557)	(39)
Investment Banking	47,483	(63,397)	(110,880)	—
Retail	27,463	9,573	(17,890)	(65)
Overseas Business	57,862	20,066	(37,796)	(65)

Total segment profits	288,520	31,920	(256,600)	(89)

Difference between Segment Total and Consolidated Amounts	(39,965)	(21,849)	18,116	45

Total consolidated income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	¥248,555	¥10,071	¥(238,484)	(96)

(1)	The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations, minority interests in earnings of subsidiaries and extraordinary gain, before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment assets:
Corporate Financial Services	¥1,993,390	¥1,583,571	¥(409,819)	(21)
Maintenance Leasing	649,814	648,314	(1,500)	(0)
Real Estate	1,077,560	1,175,437	97,877	9
Investment Banking	1,698,452	1,321,491	(376,961)	(22)
Retail	1,450,241	1,554,006	103,765	7
Overseas Business	1,037,311	949,852	(87,459)	(8)

Total	7,906,768	7,232,671	(674,097)	(9)

Difference between Segment Total and Consolidated Amounts	1,088,202	1,137,065	48,863	4

Total consolidated assets	¥8,994,970	¥8,369,736	¥(625,234)	(7)

Corporate Financial Services

The operating environment has drastically changed since the latter half of the previous fiscal year, a trend that is expected to continue for the foreseeable future. In this fiscal year, financial institutions have not changed their conservative stance toward lending to the real estate sector and as a result, financial conditions in the construction and real estate industries have continued to deteriorate. In collaboration with Risk Management Headquarters, the segment has been scrutinizing the financial and operating conditions of each client, striving to continue maximizing the speed and amount of loan recovery.

Segment revenues were down 2% to ¥137,712 million compared to ¥139,874 million in the previous fiscal year as a result of the decline in revenues in line with decreases in installment loan assets and direct financing lease assets due to the more stringent criteria placed on new transactions. This decline was partially offset by an increase in revenues recorded from the beginning of the fiscal year from consolidated subsidiaries in which we invested in the previous fiscal year.

There were continued increases in provisions for doubtful receivables and probable loan losses for real estate-related loans due to the absence of buyers and to banks refusing to refinance. Therefore, to minimize secondary losses, we realigned the division structure of the segment and set up a specialist real estate-focused loan recovery unit. In addition, impairment losses of goodwill in consolidated subsidiaries and equity-method affiliates were recognized since we determined that the downward stock price movement was other than temporary. As a result, the segment recorded a loss of ¥10,451 million, down from a profit of ¥35,412 million in the previous fiscal year.

Segment assets decreased 21% to ¥1,583,571 million compared to the end of the previous fiscal year due to strict controls on the selection of new transactions resulting in a reduction in installment loans and direct financing lease assets.

Maintenance Leasing

The operating environment for the automobile leasing business continues to be severe due to the swift decline experienced by the automobile industry from the latter half of the fiscal year and due to a falloff in demand from corporate clients as a result of the deteriorating economy. Furthermore, our car rental operations have underperformed due to worsening of consumer sentiment. Similarly, our precision measuring and other equipment rental operations have seen a declining trend in operating results due to weaker demand in the contracting economy.

Segment revenues were flat year on year at ¥235,953 million due to a decrease of revenues from car rental operations and precision measuring and other equipment rental operations as a result of the severe operating environment, despite an increase in client demand for operating leases in automobile operations. Segment profits decreased 31% to ¥25,621 million compared to ¥37,235 million during the previous fiscal year due to increases in expenses related to depreciation and maintenance parts and services, increases in provisions for doubtful receivables and probable loan losses and reductions in gains on sales of used automobiles due to a declining secondary market.

Segment assets were flat year on year at ¥648,314 million compared to March 31, 2008 due to an increase in operating lease assets in the automobile leasing business, which were offset by a decline in direct financing lease assets.

Real Estate

The domestic real estate market has deteriorated as a result of the financial crisis, and from the latter half of the fiscal year our focus has shifted from an emphasis on asset turnover to prioritizing income gains and enhancing the property leasing and facility operations businesses that are sources of stable cash flows. Furthermore, the condominium market continues to stagnate; however, reduced taxes on mortgages may stimulate demand.

Gains on sales of real estate under operating leases (including income from discontinued operations) have declined as a result of the present market conditions. Profits from condominium operations have greatly declined due to a fall in profitability and an increase in write-downs on projects under development. Furthermore, 3,038 units were delivered, a decrease from 3,710 units sold in the previous fiscal year, and write-downs of some projects under development were ¥11,560 million in this fiscal year.

As a result, segment revenues were down 6% to ¥270,027 million compared to the previous fiscal year and segment profits were down 39% to ¥50,508 million compared to ¥83,065 million during the previous fiscal year. Segment assets increased 9% to ¥1,175,437 million compared to March 31, 2008 due to increased levels of real estate under operating leases in line with strengthening of the rental property and management operations.

Investment Banking

This segment is facing increasingly severe conditions as its business portfolio is being affected by the tightening of liquidity in the domestic real estate sector and deterioration in the capital and financial markets. In order to maintain asset stability in this environment, there is a need for enhanced risk management and monitoring of existing real estate-related finance transactions as well as companies in which we have invested.

Real estate-related finance business has seen a decline in installment loan levels and revenues due to stricter selection criteria for new transactions. Furthermore, provisions for doubtful receivables and probable loan losses have increased due to the credit crunch. Revenues have also declined in the loan servicing (asset recovery) business, due to the adverse economic environment. In our principal investment operations, there was a decline in equity in net income of affiliates, particularly due to the deterioration in the operating results of domestic equity method affiliates. Furthermore, we recorded impairment losses since we determined that the downward stock price movement of Fuji Fire was other than temporary. Revenues from private equity funds and alternative investments have also significantly decreased.

Under these circumstances, segment revenues decreased 26% to ¥94,645 million compared to the previous fiscal year, and the segment recorded a loss of ¥63,397 million compared to a profit of ¥47,483 million for the previous fiscal year. Segment assets decreased 22% to ¥1,321,491 million compared to March 31, 2008.

Retail

This segment consists of trust and banking services, card loan, life insurance and securities brokerage.

Profits from the card loan business remained flat year on year, as we controlled expenses through cost-cutting programs despite slight increases in provisions for doubtful receivables and probable loan losses from the latter half of the fiscal year. Profits from trust and banking operations declined due to increases in selling, general and administrative expenses from expanded operations, and to an increase in provisions for doubtful receivables and probable loan losses. Commissions from the securities brokerage business declined due to a decrease in retail trading transactions. Operating revenues from the life insurance business decreased significantly due to declines in the market value of the securities. Furthermore, due to increases in provisions for doubtful receivables and probable loan losses on installment loans, profits from the life insurance business declined.

In this fiscal year, we injected ¥25 billion of additional capital into the life insurance business in order to enhance our financial position and maintain stability. Under these circumstances, segment revenues declined 8% to ¥183,307 million compared to the previous fiscal year, and segment profits declined 65% to ¥9,573 million compared to ¥27,463 million during the previous fiscal year.

Targeting future growth, our trust and banking business has begun to diversify its business by expanding into corporate finance to supplement its mortgage loans to individuals, and has increased its deposit base. As a result, segment assets were up 7% to ¥1,554,006 million compared to March 31, 2008.

Overseas Business

The U.S. market is experiencing a severe credit crunch. In the U.S., where the economic situation remains uncertain, we are continuously striving to limit future losses by maintaining stringent portfolio management while prioritizing investment in stable and profitable assets for new transactions.

The global economic downturn is also severely affecting Asian and Middle Eastern countries. Existing operations will continue to be managed taking into careful consideration the overriding operating environments in the Asian and Middle Eastern regions. Additionally, in collaboration with our long-term local business partners, we will cautiously look for new revenue-generating opportunities centered on investments in distressed assets.

Segment profits declined due to expansion of losses from investments in high yield bonds, mortgage backed securities and equity caused by deterioration in the bond and equity markets in the U.S., a decline in installment loan revenues caused by the foreign exchange effects of an appreciated yen combined with a lowering of market interest rates and decreases in gains on sales of ship-related revenues in Asia. The segment also recorded a decline in profits due to the absence of equity in net income of affiliates from KLI, which had substantially contributed to profits during the previous fiscal year.

Under these circumstances, segment revenues decreased 23% to ¥167,635 million from ¥218,227 million in the previous fiscal year, and segment profits decreased 65% to ¥20,066 million compared to ¥57,862 million in the previous fiscal year. Segment assets were down 8% year on year to ¥949,852 million.

YEAR ENDED MARCH 31, 2008 COMPARED TO YEAR ENDED MARCH 31, 2007

Performance Summary

Income Statement Data

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Income statement data:
Total revenues	¥1,122,450	¥1,151,539	¥29,089	3
Total expenses	841,385	963,549	122,164	15
Operating income	281,065	187,990	(93,075)	(33)
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	314,978	248,555	(66,423)	(21)
Net income	196,506	169,597	(26,909)	(14)

Total Revenues

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total revenues:
Direct financing leases	¥90,272	¥78,548	¥(11,724)	(13)
Operating leases	249,091	288,360	39,269	16
Interest on loans and investment securities	201,531	227,020	25,489	13
Brokerage commissions and net gains (losses) on investment securities	70,684	23,521	(47,163)	(67)
Life insurance premiums and related investment income	132,835	128,616	(4,219)	(3)
Real estate sales	87,178	88,445	1,267	1
Gains on sales of real estate under operating leases	22,958	16,756	(6,202)	(27)
Other operating revenues	267,901	300,273	32,372	12

Total	¥1,122,450	¥1,151,539	¥29,089	3

Total revenues in fiscal 2008 increased 3% to ¥1,151,539 million compared with the previous fiscal year. Revenues from direct financing leases decreased as a result of our selective process for seeking quality operating assets (assets in which risk and return are appropriately balanced). Brokerage commissions and net gains (losses) on investment securities decreased due primarily to the absence of a one-time gain on the sale of a portion of our shares in Aozora Bank Ltd. recorded in the previous fiscal year.

On the other hand, revenues from operating leases increased compared to the previous fiscal year due to an expansion in automobile, real estate, and precision measuring and other equipment rental operations. Interest on loans and investment securities was also up due to an increase in loans to corporate customers including non-recourse loans.

Total Expenses

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total expenses:
Interest expense	¥80,737	¥105,905	¥25,168	31
Costs of operating leases	161,114	184,313	23,199	14
Life insurance costs	115,565	112,869	(2,696)	(2)
Costs of real estate sales	73,999	81,056	7,057	10
Other operating expenses	140,597	170,476	29,879	21
Selling, general and administrative expenses	248,482	265,759	17,277	7
Provision for doubtful receivables and probable loan losses	13,805	33,226	19,421	141
Write-downs of long-lived assets	1,027	1,742	715	70
Write-downs of securities	5,592	8,290	2,698	48
Foreign currency transaction loss (gain), net	467	(87)	(554)	—

Total	¥841,385	¥963,549	¥122,164	15

Total expenses in fiscal 2008 increased 15% to ¥963,549 million compared with the previous fiscal year. Interest expense increased due to higher interest rates as well as higher average debt levels. Costs of operating leases were up due primarily to an increase in the average balance of investments in operating leases. Provision for doubtful receivables and probable loan losses increased, reflecting a recent slowdown in the economy, and due in addition to some reversals in the previous fiscal year and an increase in installment loans. Write-downs of securities were higher primarily in connection with a decline in the domestic securities market in Japan.

Operating Income, Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain and Net Income

Operating income in fiscal 2008 decreased 33% to ¥187,990 million due primarily to increases in interest expense, selling, general and administrative expenses, and provision for doubtful receivables and probable loan losses and decreases in revenues from direct financing leases and brokerage commissions and net gains on investment securities. Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain decreased 21% to ¥248,555 million due primarily to the decrease in operating income.

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

Shareholders’ Equity, ROE and ROA

Shareholders’ equity grew 6% to ¥1,267,917 million in fiscal 2008 due to an increase in retained earnings from ¥921,823 million to ¥1,081,219 million, and an increase of ¥19,109 million in common stock and additional paid-in capital from the conversion of convertible bonds and a share swap merger.

Since total assets grew 10% compared with the end of fiscal 2007, the shareholders’ equity ratio declined from 14.55% to 14.10%. A decrease in net income resulted in declines of ROE and ROA, from 18.30% to 13.78% and from 2.54% to 1.97%, respectively.

Details of Operating Results

The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information. See “Item 4. Information on the Company—Profile of Business by Segment.”

Revenues, New Business Volumes and Operating Assets

Direct financing leases

	As of and for the year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥90,272	¥78,548	¥(11,724)	(13)
Japan	62,442	53,683	(8,759)	(14)
Overseas	27,830	24,865	(2,965)	(11)
New equipment acquisitions	636,723	574,859	(61,864)	(10)
Japan	501,699	390,377	(111,322)	(22)
Overseas	135,024	184,482	49,458	37
Investment in direct financing leases	1,258,404	1,098,128	(160,276)	(13)
Japan	966,907	829,139	(137,768)	(14)
Overseas	291,497	268,989	(22,508)	(8)

Direct financing lease transactions have been on a decreasing trend as a result of our selective process for seeking quality operating assets (assets in which risk and return are appropriately balanced) in an environment for the Japanese leasing industry in which competition has become more intense and new equipment acquisitions have been on the decline. Furthermore, the worsening business conditions of small- to medium-sized enterprises in this fiscal year have also contributed to this decrease, with a particular decline in small-scale leases. In the automobile leasing area, the volume of new equipment acquisitions has been shrinking in Japan due to increasing trend towards operating leases.

The overall overseas balance in direct financing leases is decreasing, due to a contraction in the leasing business in the U.S. and to the effect of foreign exchange rates despite an expansion of the automobile leasing business in Asia.

Revenues from direct financing leases in fiscal 2008 decreased 13% to ¥78,548 million compared to the previous fiscal year. In Japan, revenues from direct financing leases were down 14% to ¥53,683 million compared to ¥62,442 million in the previous fiscal year due to a lower level of operating assets resulting from securitizations made in the latter half of the previous fiscal year and our prudent selectiveness of new projects, in addition to decreases in revenues from cancellations and revenues from sales of direct financing lease assets and a decrease in gains from securitizations. Overseas, revenues were down 11% to ¥24,865 million compared to ¥27,830 million in the previous fiscal year due to the lower level of operating assets, especially in the U.S.

The average return we earned on direct financing leases in Japan, calculated on the basis of monthly balances, was almost the same level at 5.12% in fiscal 2008 compared to 5.05% in fiscal 2007. The average return on overseas direct financing leases, calculated on the basis of monthly balances, decreased to 8.65% in fiscal 2008 from 9.43% in fiscal 2007 due mainly to the lower rates in Asia.

New equipment acquisitions related to direct financing leases decreased 10% to ¥574,859 million compared to the previous fiscal year. New equipment acquisitions by operations in Japan decreased 22% in fiscal 2008 as a result of our continuing selective approach to new projects. New equipment acquisitions by overseas operations increased 37% in fiscal 2008 due primarily to an increase in Asia, Oceania and Europe.

Investment in direct financing leases as of March 31, 2008 decreased 13% to ¥1,098,128 million compared to the previous fiscal year. Investments in Japan decreased 14% due to declines in new equipment acquisitions while investments overseas decreased 8% due to a contraction in the U.S.

As of March 31, 2008, no single lessee represented more than 3% of our total portfolio of direct financing leases. As of March 31, 2008, 76% of our direct financing leases were to lessees in Japan, while 24% were to lessees overseas with 6% of the direct financing leases to lessees in Malaysia and 5% to lessees in Indonesia. No other overseas country represented more than 5% of our total portfolio of direct financing leases.

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

Investment in information-related and office equipment, industrial equipment, commercial services equipment and transportation equipment decreased 24%, 10%, 22% and 9%, respectively, due to declines in Japan and overseas. Investment in other equipment decreased 10% due primarily to a decline in Japan.

Balances for investment in direct financing leases in the tables above do not include lease assets sold in securitizations. However, gains from securitization are included in direct financing lease revenues. During fiscal 2007 and 2008, we sold ¥167,567 million and ¥116,445 million, respectively, of direct financing lease assets (all of which were in Japan) through securitizations that were treated as sales transactions. Gains from the securitization of these assets of ¥4,237 million and ¥1,688 million were included in direct financing lease revenues for fiscal 2007 and 2008, respectively. The balance of direct financing lease assets treated as sales transactions amounted to ¥289,694 million as of March 31, 2007 and ¥303,034 million as of March 31, 2008. If assets sold in securitizations were included, the total balance of investment in direct financing lease assets would be ¥1,548,098 million as of March 31, 2007 and ¥1,401,162 million as of March 31, 2008. For more information on securitization, see Note 10 of “Item 18. Financial Statements.”

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

The asset quality of investment in direct financing leases improved in fiscal 2006 through fiscal 2007 in tandem with the recovery of the economy, with the ratio of 90+ days past-due direct financing leases staying below 2%. At the same time, the ratio of provisions for doubtful receivables for the same 3-year period declined to 0.4% or less. Nevertheless, the downturn in housing investment, increases in energy and materials costs and the effect of the strong yen in this fiscal year clearly indicate a decelerating trend in the Japanese economy, and signs of an impending adjustment became stronger. Small- to medium-sized enterprises, which are our main customers felt the effects of these factors, and there was an overall increase in the amount of past-due direct financing leases and the provisions for doubtful receivables.

The increase to a ratio of 2.06% in 90+ days past-due direct financing leases as of March 31, 2008 occurred primarily due to an increase in 90+ days past-due direct financing leases in Japan reflecting a slowdown in the economy despite a decrease in 90+ days past-due direct financing leases overseas.

We determined that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases was a reasonable indication that our allowance for doubtful receivables was adequate as of March 31, 2008 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•	all lease contracts are collateralized by the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment.

The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases was 0.75%, 0.52% and 0.66% for fiscal 2006, 2007 and 2008, respectively.

Operating leases

	As of and for the year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥249,091	¥288,360	¥39,269	16
Japan	187,172	212,039	24,867	13
Overseas	61,919	76,321	14,402	23
New equipment acquisitions	348,561	465,909	117,348	34
Japan	258,338	366,187	107,849	42
Overseas	90,223	99,722	9,499	11
Investment in operating leases	862,049	1,019,956	157,907	18
Japan	689,646	850,489	160,843	23
Overseas	172,403	169,467	(2,936)	(2)

We have made efforts to expand operating leases in the automobile and real estate businesses in recent years, which resulted in an increase in operating lease transactions. While the number of lease vehicles handled in the automobile business increased, the trend was a particularly strong in operating leases. This increase was largely because the used vehicle market was fairly stable and it was easy for lessors to understand the residual value risks involved with buying versus leasing, and there had also been an increase in demand for operating leases from lessees rather than direct financing leases. In the area of real estate, we had been developing and investing in rental properties, focusing on offices and distribution warehouses. We deployed a business model whereby we took profits on sales after stabilizing cash flows during a fixed period, and accumulated assets through the fiscal year. We also had increased revenues and assets in the rental business of measuring and information-related equipment in tandem with the resumption of rental demand. We have made continuous efforts in the automobile leasing business overseas in recent years. We also engaged in investment and sales in vessel and aircraft leases, in response to the changing market conditions.

Revenues from operating leases increased 16% to ¥288,360 million compared to the previous fiscal year. In Japan, revenues were up 13% to ¥212,039 million compared to ¥187,172 million in the previous fiscal year due to an expansion in automobile, real estate operating leases and precision measuring and other equipment rental operations. Overseas, revenues were up 23% to ¥76,321 million compared to ¥61,919 million in the previous fiscal year due mainly to an expansion of automobile operating leases. In fiscal 2007 and 2008, gains from the disposition of operating lease assets other than real estate were ¥12,105 million and ¥15,217 million, respectively, and are included in operating lease revenues.

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

	As of March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥340,850	¥383,298	¥42,448	12
Measuring and information-related equipment	61,463	67,871	6,408	10
Real estate	433,648	546,586	112,938	26
Other	6,434	5,653	(781)	(12)
Accrued rental receivables	19,654	16,548	(3,106)	(16)

Total	¥862,049	¥1,019,956	¥157,907	18

Investment in transportation equipment rose 12% year on year to ¥383,298 million in fiscal 2008 due primarily to increases in automobile operating leases in Japan. Investment in measuring and information-related equipment operating leases rose 10% year on year due to an increase in Japan and overseas, while real estate operating leases rose 26% year on year due primarily to an increase in Japan.

Installment loans and investment securities

Installment loans

	As of and for the year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Interest on installment loans (1)	¥181,972	¥204,577	¥22,605	12
Japan	149,628	169,629	20,001	13
Overseas	32,344	34,948	2,604	8
New loans added	2,226,282	2,331,331	105,049	5
Japan	1,941,828	2,083,643	141,815	7
Overseas	284,454	247,688	(36,766)	(13)
Installment loans	3,490,326	3,766,310	275,984	8
Japan	3,145,424	3,407,568	262,144	8
Overseas	344,902	358,742	13,840	4

(1)	All income and losses on installment loans related to our life insurance operations, which are included in installment loans, are reflected in our consolidated statements of income as life insurance premiums and related investment income.

In recent years we have been making efforts in the Corporate Financial Service segment, Investment Banking segment and the U.S. in loans for corporate customers, but given the increased lack of clarity in forecasts for the economy beginning from the latter half of fiscal 2008, we have adopted a more cautious approach.

Interest on installment loans increased 12% compared with the previous fiscal year to ¥204,577 million in fiscal 2008. Revenues from interest on installment loans in Japan increased 13% due primarily to an expansion of loans to corporate customers including non-recourse loans. Interest on overseas installment loans increased 8% in fiscal 2008 primarily as a result of the contribution from loans to corporate customers in the U.S.

The average interest rate earned on loans in Japan, calculated on the basis of monthly balances, decreased to 4.69% in fiscal 2008 compared to 4.71% in fiscal 2007 due primarily to a decrease in revenues from loan servicing operations. The average interest rate earned on overseas loans, calculated on the basis of monthly balances, decreased to 9.49% in fiscal 2008 from 10.50% in fiscal 2007 due primarily to a fall in market interest rates prevailing in the U.S.

New loans added increased 5% compared with the previous fiscal year to ¥2,331,331 million in fiscal 2008 due primarily to an increase in non-recourse loans and loans to corporate customers in Japan.

The balance of installment loans as of March 31, 2008 increased 8% to ¥3,766,310 million compared to the balance as of March 31, 2007. The balance of installment loans for borrowers in Japan rose by 8% due primarily to increased non-recourse loans and loans to corporate borrowers and the balance of installment loans for overseas customers increased 4% due primarily to increased loans to corporate customers in the U.S.

As of March 31, 2008, 90% of our installment loans were to borrowers in Japan, while 8% were to borrowers in the U.S.

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

	As of March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥627,242	¥661,634	¥34,392	5
Card loans	338,826	347,632	8,806	3
Other	92,956	59,916	(33,040)	(36)

Subtotal	1,059,024	1,069,182	10,158	1

Corporate borrowers in Japan
Real estate companies	624,003	848,787	224,784	36
Commercial, industrial and other companies	1,310,989	1,325,552	14,563	1

Subtotal	1,934,992	2,174,339	239,347	12

Total (Japan)	2,994,016	3,243,521	249,505	8

Overseas corporate, industrial and other borrowers	304,351	330,514	26,163	9
Purchased loans (1)	191,959	192,275	316	0

Total	¥3,490,326	¥3,766,310	¥275,984	8

(1)	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with AICPA Statement of Position (SOP) No. 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”) and consist mainly of housing loans, loans to real estate companies and commercial, industrial and other companies in Japan.

As of March 31, 2008, ¥867,994 million, or 23%, of all installment loans were outstanding to real estate companies. Of this amount, ¥38,850 million, or 1% of all installment loans, was loans individually evaluated for impairment. We calculated an allowance of ¥5,808 million on these impaired loans. As of March 31, 2008, we had installment loans outstanding in the amount of ¥257,687 million, or 7% of all installment loans, to companies in the entertainment industry. Of this amount, ¥30,090 million, or 1% of all installment loans, was loans individually evaluated for impairment. We calculated an allowance of ¥4,782 million on these impaired loans.

The balance of loans to consumer borrowers in Japan as of March 31, 2008 increased by 1% to ¥1,069,182 million compared to the balance as of March 31, 2007 due to an increase in housing loans despite a decrease in margin transaction loans to customers of ORIX Securities, that such loan balances are generally dependent to stock market volatility. The balance of loans to corporate borrowers in Japan as of March 31, 2008 increased by 12% to ¥2,174,339 million compared to the balance as of March 31, 2007 due primarily to increased demand from real estate companies, especially in the first half of fiscal 2008.

Balances of installment loans in the tables above do not include assets sold in securitizations. However, the amount of interest on installment loans includes gains from the securitization of installment loans. We sold ¥88,150 million and ¥59,161 million of installment loans through securitizations, which were treated as sales transactions in fiscal 2007 and 2008, respectively. Gains from the securitization of loans of ¥3,146 million and ¥1,155 million were included in interest on installment loans in fiscal 2007 and 2008, respectively. The balance of installment loans treated as sales transactions amounted to ¥154,357 million and ¥152,208 million as of March 31, 2007 and 2008, respectively. If loans sold in securitizations were included, the total balance of installment loans would be ¥3,644,683 million and ¥3,918,518 million as of March 31, 2007 and 2008, respectively. For more information on securitization, see Note 10 in “Item 18. Financial Statements.”

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

New provision for probable loan losses was ¥4,942 million in fiscal 2007 and ¥13,664 million in fiscal 2008, and charge-off of impaired loans was ¥7,222 million in fiscal 2007 and ¥4,633 million in fiscal 2008. New provision for probable loan losses increased by ¥8,722 million compared to fiscal 2007 due to an increase in impaired corporate loans reflecting a slowdown in the economy. Despite the increase in impaired loans, charge-off of impaired loans decreased by ¥2,589 million compared to fiscal 2007 because many of the impaired loans were still expected to recover and had not deteriorated to the point of requiring charge-offs as of March 31, 2008.

The table below sets forth the outstanding balances of impaired loans by region and type of borrower. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment. Impaired loans increased in fiscal 2008 due mainly to an increase in impaired corporate loans for real estate companies and commercial, industrial and other companies in Japan reflecting a slowdown in the economy.

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

We believed that the level of the allowance as of March 31, 2008 was adequate because we expected to recover a portion of the outstanding balance for 90+ days past-due loans not individually evaluated for impairment primarily because most 90+ days past-due loans were housing loans, which are ordinarily made to a diverse group of individuals who we believe generally have a higher credit rating than the population at-large.

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

Investment securities

We maintain a sizeable portfolio of various investment securities. Our life insurance operations accounted for approximately 30% of our total investment in securities as of March 31, 2008, and those mainly consisted of investments in yen-denominated and fixed-rate corporate debt securities.

	As of March 31, 2007
	Life insurance	Other	Total
	(In millions of yen)
Investment securities:
Trading securities	¥—	¥45,912	¥ 45,912
Marketable debt securities	283,648	243,857	527,505
Marketable equity securities	9,054	113,338	122,392
Other securities (1)	47,635	132,137	179,772

Total	¥340,337	¥535,244	¥875,581

	As of March 31, 2008
	Life insurance	Other	Total
	(In millions of yen)
Investment securities:
Trading securities	¥—	¥34,535	¥34,535
Marketable debt securities	297,780	486,621	784,401
Marketable equity securities	12,920	87,456	100,376
Other securities (1)	31,179	171,293	202,472

Total	¥341,879	¥779,905	¥1,121,784

(1)	Other securities consist mainly of non-marketable equity securities, preferred capital shares and investment funds.

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

Interest on investment securities other than those held in connection with our life insurance operations in Japan increased 188% to ¥12,685 million in fiscal 2008 due primarily to a higher balance of securities and overseas decreased 36% to ¥9,758 million in fiscal 2008 due primarily to a decrease in contributions from interest on investment securities recorded in the previous fiscal year in the U.S. The average interest rate earned on investment securities in Japan, calculated on a monthly basis, was 2.87% in fiscal 2008 compared to 2.43% in fiscal 2007 due primarily to increase of investments in specified bonds issued by SPEs secured by commercial mortgages. The average interest rate earned on overseas investment securities, calculated on the basis of monthly balances, was almost flat at 9.76% in fiscal 2008 compared to 9.66% in fiscal 2007.

New securities added increased 108% to ¥688,148 million in fiscal 2008. New securities added in Japan increased 112% in fiscal 2008 due primarily to increased investment in the specified bonds issued by SPEs in Japan. New securities added overseas increased 33% due primarily to increases in the U.S.

The balance of our investment in securities as of March 31, 2008 increased 28% to ¥1,121,784 million compared to fiscal 2007. The balance of our investment in securities in Japan increased 36% due primarily to a higher balance of specified bonds issued by SPEs in Japan, and the balance of our investment in securities overseas decreased 18% due primarily to market valuation losses on trading securities, as well as the influence of foreign exchange rates in the U.S.

	As of March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥45,912	¥34,535	¥(11,377)	(25)
Available-for-sale securities	649,897	884,777	234,880	36
Other securities	179,772	202,472	22,700	13

Total	¥875,581	¥1,121,784	¥246,203	28

Investments in trading securities decreased 25% in fiscal 2008 due primarily to write-downs in high-yield bond investments which was attributable to declines in market values for credit instruments, as well as the influence of foreign exchange rates in the U.S. Investments in available-for-sale securities increased 36% in fiscal 2008 due primarily to a higher balance of the specified bonds issued by SPEs. As of March 31, 2008, our portfolio included investments in available-for-sale securities in the U.S. consisting of commercial mortgage- backed securities and residential mortgage-backed securities, totaling ¥41,152 million, and high-yield debt securities, totaling ¥7,835 million. Other securities increased 13% in fiscal 2008 due primarily to a higher balance of preferred capital shares.

The above table does not include assets sold in securitizations. We sold ¥12,519 million and ¥10,851 million of investment securities through securitizations, which were treated as sales transactions in fiscal 2007 and 2008, respectively. Gains from the securitization of investment securities of ¥379 million and ¥638 million were included in net gains on investment securities in fiscal 2007 and 2008, respectively. The balance of investment securities treated as sales transactions amounted to ¥41,535 million and ¥46,707 million in fiscal 2007 and 2008, respectively. For more information on securitization, see Note 10 in “Item 18. Financial Statements.”

For further information on investment in securities, see Note 9 of “Item 18. Financial Statements.”

Brokerage commissions and net gains (losses) on investment securities

All non-interest income and losses (other than foreign currency transaction gains or losses) that we recognize on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains (losses) on investment securities.

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Brokerage commissions and net gains (losses) on investment securities:
Brokerage commissions	¥7,851	¥6,879	¥(972)	(12)
Net gains on investment securities	60,428	13,301	(47,127)	(78)
Dividends income	2,405	3,341	936	39

Total	¥70,684	¥23,521	¥(47,163)	(67)

Brokerage commissions and net gains on investment securities decreased 67% to ¥23,521 million in fiscal 2008. Our brokerage commissions decreased 12% due to a decrease in revenues from securities operations. Net gains on investment securities decreased 78% due primarily to a decrease in revenues from venture capital operations in Japan, in addition to the absence of gains on the sale of a portion of our shares in Aozora Bank Ltd. in connection with its listing on the Tokyo Stock Exchange which were recorded in the previous fiscal year, as well as market valuation losses on trading securities recorded from deterioration in the credit markets in the U.S.

As of March 31, 2008, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥61,706 million compared to ¥97,493 million as of March 31, 2007. As of March 31, 2008, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥9,222 million compared to ¥2,843 million as of March 31, 2007. These unrealized gains decreased due primarily to a decline in the domestic securities market in Japan and the deterioration in the credit markets in the U.S.

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

Life insurance premiums and related investment income decreased 3% to ¥128,616 million in fiscal 2008 compared to fiscal 2007. Life insurance premiums decreased 1% and life insurance-related investment income decreased 29% in fiscal 2008.

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

For further information on life insurance operations, see Note 22 of “Item 18. Financial Statements.”

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

Gains on sales of real estate under operating leases

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases	¥22,958	¥16,756	¥(6,202)	(27)

Gains on sales of real estate under operating leases decreased 27% year on year to ¥16,756 million in fiscal 2008 due primarily to a decrease in real estate under operating leases that were sold but were not included in discontinued operations. Where we have continuing involvement with the cash flows from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposal are separately disclosed as gains on sales of real estate under operating leases, while if we have no continuing involvement with the cash flows from such disposed real estate properties, the gains or losses are reported as income from discontinued operations. For discussion of accounting policy for discontinued operations, see Note 25 in “Item 18. Financial Statements.”

Other operations

	As of and for the year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥267,901	¥300,273	¥32,372	12
Japan	203,704	236,253	32,549	16
Overseas	64,197	64,020	(177)	(0)
New assets added	215,409	152,480	(62,929)	(29)
Japan	214,115	152,480	(61,635)	(29)
Overseas	1,294	—	(1,294)	—
Other operating assets	152,106	197,295	45,189	30
Japan	146,487	192,628	46,141	31
Overseas	5,619	4,667	(952)	(17)

Other operating revenues increased 12% year on year to ¥300,273 million. In Japan, revenues were up 16% to ¥236,253 million compared to ¥203,704 million in the previous fiscal year due mainly to an increase in revenues associated with real estate management operations including golf courses and training facilities, and contributions from the beginning of this fiscal year from various other companies in which we invested in the previous fiscal year. Overseas revenues were flat at ¥64,020 million compared to the previous fiscal year.

New assets added for other operating transactions were down 29% to ¥152,480 million in fiscal 2008 due primarily to starting operation of an industrial waste disposal facility in the previous fiscal year. Other operating transactions include other operating assets and real estate for sale, such as residential condominiums and commercial real estate.

Other operating assets increased 30% to ¥197,295 million mainly reflecting investments made in connection with real estate management operations in Japan.

Expenses

Interest expense

Interest expense was up 31% year on year to ¥105,905 million due mainly to an increase in Japan. In Japan, interest expense increased 50% year on year due to higher interest rates as well as higher average debt levels. Overseas interest expense increased 6% year on year due mainly to higher average debt levels.

The average interest rate on our short-term and long-term debt in Japan, calculated on the basis of monthly balances, increased to 1.33% in fiscal 2008 compared to 1.09% in fiscal 2007 due to higher interest rates following policy by the Bank of Japan. The average interest rate on our short and long-term overseas debt, calculated on the basis of monthly balances, decreased to 5.41% in fiscal 2008 from 5.66% in fiscal 2007 reflecting lower interest rates in the U.S. For information regarding interest rate risk, see “Item 3. Key Information—Risk Factors.”

Costs of operating leases

Costs of operating leases increased 14% compared to the previous fiscal year to ¥184,313 million in fiscal 2008 due primarily to the increase in the average balance of investment in operating leases.

Life insurance costs

Life insurance costs in fiscal 2008 decreased 2% to ¥112,869 million, corresponding to a decrease in life insurance premiums, while margins increased to 6% in fiscal 2008 compared with 5% in fiscal 2007.

Costs of real estate sales

Costs of real estate sales were up 10% year on year to ¥81,056 million due to a recognition of write-downs resulting mainly from an increase in development costs for units under development in condominium operations. Cost of real estate sales includes upfront costs associated with advertising and creating model rooms. Margins decreased to 8% in fiscal 2008 from 15% in fiscal 2007 due mainly to a recognition of write-downs.

Other operating expenses

Other operating expenses were up 21% year on year to ¥170,476 million resulting from the recognition of expenses from the beginning of this fiscal year from companies in which we invested in the previous fiscal year and correlate with the increase in other operating revenues.

Selling, general and administrative expenses

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥138,729	¥141,915	¥3,186	2
Selling expenses	34,713	38,011	3,298	10
Administrative expenses	71,376	81,738	10,362	15
Depreciation of office facilities	3,664	4,095	431	12

Total	¥248,482	¥265,759	¥17,277	7

Employee salaries and other personnel expenses account for approximately half of selling, general and administrative expenses, and the remaining half consists of administrative expenses such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2008 increased 7% year on year, due to an increase in general and administrative expenses for write-downs of intangible assets resulting from the termination of contracts with a seller in acquisition in Japan, in addition to recorded expenses associated with companies in which we invested in the previous fiscal year from the beginning of this fiscal year, and expenses associated with the expansion of existing operations.

Provision for doubtful receivables and probable loan losses

We make provisions for doubtful receivables and probable loan losses for direct financing leases and installment loans. New provisions for doubtful receivables and probable loan losses in fiscal 2008 increased 141% as compared to the previous year. Provisions for direct financing leases increased 349% due to reversals of provision for doubtful receivables recorded by some subsidiaries in the previous fiscal year. Provisions for loans not individually evaluated for impairment increased 55% due to growth in provisions for card loans in Japan.

Provisions for loans individually evaluated for impairment increased 176% due mainly to an increase in loans individually evaluated for impairment including loans for real estate companies, reflecting a recent slowdown in the economy.

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

Write-downs of long-lived assets

In accordance with FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we performed an impairment review for long-lived assets in Japan and overseas such as golf courses, corporate dormitories, office buildings, hotel properties and commercial buildings, and condominiums. Write-downs totaling ¥2,169 million were made in fiscal 2008, a decrease of 31% compared to fiscal 2007, which are reflected as write-down of long-lived assets and income from discontinued operations (¥1,742 million of which is reflected as write-down of long-lived assets.). The majority of write-downs in fiscal 2008 totaled ¥1,555 million and was associated with land to be developed in the future.

Our total investment in long-lived assets as of March 31, 2008 was ¥1,435,234 million. ¥1,167,272 million of long-lived assets were included in business segments in Japan, ¥178,434 million were included in overseas business segments, while the remaining assets mainly consist of office facilities that are regarded as corporate assets. Of the long-lived assets in business segments in Japan, ¥743,052 million were in the Real Estate segment. For a breakdown of long-lived assets by segment, see Note 31 of “Item 18. Financial Statements.”

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

Foreign currency transaction loss (gain), net

We recognized a foreign currency transaction net gain in the amount of ¥87 million in fiscal 2008. For information on the impact of foreign currency fluctuations, see “Item 11. Qualitative and Quantitative Disclosures about Market Risk.”

Equity in net income (loss) of affiliates

Equity in net income (loss) of affiliates in fiscal 2008 increased 51% year on year to ¥48,343 million largely due to an increase in profits from residential condominiums developed through certain joint ventures and equity method affiliates in Japan, despite lower profits from equity method affiliates overseas. The decrease in profits from equity method affiliates overseas was due to the decline in income as a result of the sale of stock in Korea Life Insurance Co., Ltd.

For discussion of investment in affiliates, see Note 12 of “Item 18. Financial Statements.”

Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net

Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net in fiscal 2008 were up more than six times year on year to ¥12,222 million, due to gains on sales of affiliates mainly in the Asian region and sales of affiliates in the corporate rehabilitation business in Japan.

Provision for income taxes

Provision for income taxes in fiscal 2008 was ¥98,487 million compared to the provision of ¥125,759 million in fiscal 2007. The decrease of ¥27,272 million was due primarily to lower income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain. For discussion of income taxes, see Note 16 in “Item 18. Financial Statements.”

Minority Interests in Earnings of Subsidiaries, net

Minority interests were mainly recorded as a result of the minority interests in earnings of Houlihan Lokey, which is engaged in investment banking including M&A and financial advisory. In fiscal 2008, minority interests decreased 19% year on year to ¥3,918 million.

Discontinued operations

Discontinued operations, net of applicable tax effect, increased 95% compared to the previous fiscal year to ¥22,514 million in fiscal 2008 due primarily to higher gains on sales of real estate under operating leases in Japan.

Extraordinary gain

We recorded an extraordinary gain, net of applicable tax effect, of ¥933 million in fiscal 2008, which resulted from an acquisition of interests in an affiliate company, in accordance with FASB Statement No. 141, “Business Combinations,” because our proportional share of the fair value of investee’s net assets exceeded the acquisition cost.

Segment Information

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment revenues (1):
Corporate Financial Services	¥126,112	¥139,874	¥13,762	11
Maintenance Leasing	214,824	236,411	21,587	10
Real Estate	244,955	288,795	43,840	18
Investment Banking	143,815	127,199	(16,616)	(12)
Retail	200,570	198,858	(1,712)	(1)
Overseas Business	228,196	218,227	(9,969)	(4)

Total	1,158,472	1,209,364	50,892	4

Difference between Segment Total and Consolidated Amounts	(36,022)	(57,825)	(21,803)	(61)

Total consolidated revenue	¥1,122,450	¥1,151,539	¥29,089	3

(1)	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment profits (1):
Corporate Financial Services	¥58,820	¥35,412	¥(23,408)	(40)
Maintenance Leasing	39,093	37,235	(1,858)	(5)
Real Estate	51,285	83,065	31,780	62
Investment Banking	83,866	47,483	(36,383)	(43)
Retail	33,215	27,463	(5,752)	(17)
Overseas Business	68,884	57,862	(11,022)	(16)

Total segment profits	335,163	288,520	(46,643)	(14)

Difference between Segment Total and Consolidated Amounts	(20,185)	(39,965)	(19,780)	(98)

Total consolidated income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	¥314,978	¥248,555	¥(66,423)	(21)

(1)	The Company evaluates the performance of its segments based on income before income taxes as well as results of discontinued operations, minority interests in earnings of subsidiaries and extraordinary gain, before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2007	2008	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment assets:
Corporate Financial Services	¥1,879,765	¥1,993,390	¥113,625	6
Maintenance Leasing	632,426	649,814	17,388	3
Real Estate	902,605	1,077,560	174,955	19
Investment Banking	1,341,018	1,698,452	357,434	27
Retail	1,426,624	1,450,241	23,617	2
Overseas Business	1,130,344	1,037,311	(93,033)	(8)

Total	7,312,782	7,906,768	593,986	8

Difference between Segment Total and Consolidated Amounts	894,405	1,088,202	193,797	22

Total consolidated assets	¥8,207,187	¥8,994,970	¥787,783	10

Corporate Financial Services

The segment’s operating environment has changed significantly in the past fiscal year. The trends of increasing concerns of a U.S. economic slowdown, the strengthening of the yen and rising prices for crude oil and other raw materials have exceeded the assumptions underlying forecasts for domestic economic growth at the start of the fiscal year. As a result, the outlook for SMEs remains uncertain.

Segment revenues were up 11% year on year to ¥139,874 million due primarily to an expansion of loans to corporate customers, despite a decrease in gains from securitizations.

Segment profits decreased 40% to ¥35,412 million compared to ¥58,820 million in fiscal 2007, despite an increase in segment revenues, due to increases in interest expense and provision for doubtful receivables and probable loan losses reflecting a slowdown in the economy, where some reversals for doubtful receivables and probable loan losses were recognized in fiscal 2007, in addition to the recognition of write-downs of intangible assets.

Segment assets increased 6% on March 31, 2007 to ¥1,993,390 million due to the expansion of loans to corporate customers.

Maintenance Leasing

Revenues from operating leases increased, despite a decrease in revenues from direct financing leases in the automobile leasing operations due to lower operating assets resulting from securitizations in fiscal 2007. Revenues from operating leases related to precision measuring and other equipment were increased as well. As a result, segment revenues increased 10% year on year to ¥236,411 million.

Segment profits decreased 5% to ¥37,235 million compared to ¥39,093 million in fiscal 2007 due to an increase in expenses corresponding with an increase in revenues from operating leases, in addition to an increase in interest expenses and selling, general and administrative expenses. Operating leases include operating expenses that are recognized as a larger amount during initial period, so when compared with direct financing leases under circumstance in which operating leases are increasing in automobile leasing operations, profitability temporarily declines.

Segment assets increased 3% on March 31, 2007 at ¥649,814 million due to an expansion of operating lease assets.

Real Estate

The domestic real estate operating environment is changing significantly due to the turmoil in the international financial and capital markets and the tightening of credit markets and liquidity, which are affecting domestic and overseas investors and reducing risk tolerance. Fundamental conditions in the real estate market are uncertain at the moment, making future performance unpredictable. Given this environment, we are utilizing our ability to collect information from multiple sources and our diverse business development capabilities to differentiate ourselves from competitors by delivering properties with high added value.

Segment revenues increased 18% year on year to ¥288,795 million due to an increase in revenues associated with real estate rental activities, including office buildings, and management operations including golf courses and training facilities, and an increase in gains on sales of real estate under operating leases, despite a decrease in the number of condominiums sold to buyers recognized under real estate sales.

Segment profits increased 62% to ¥83,065 million compared to ¥51,285 million in fiscal 2007 due mainly to an increase in gains on sales of real estate under operating leases, in addition to an increase in the contribution from condominiums developed through certain joint ventures which were accounted for by the equity method, despite a recognition of write-downs resulting from an increase in development costs for units under development in the condominium operations. The total number of condominiums sold to buyers including those developed through certain joint ventures which were accounted for by the equity method was 3,710 units this fiscal year compared with 3,098 units in fiscal 2007.

Segment assets increased 19% on March 31, 2007 to ¥1,077,560 million due mainly to an expansion of operating assets, including operating lease assets.

Investment Banking

For the past few years, the funds from worldwide excess financial liquidity tended to flow into the non-recourse loans markets in Japan. However, investors’ risk tolerance has been reduced due to the turmoil in, and the tightening of, credit markets and it is necessary to continue monitoring the emerging trends carefully.

Segment revenue decreased 12% year on year to ¥127,199 million due to decreases in revenues from real estate sales and venture capital operation and in gains from securitizations, in addition to the absence of gains on the sales of a portion of our shares in Aozora Bank which were recorded in fiscal 2007, despite an increase from an expansion of revenues associated with corporate loans, including non-recourse loans, and in contributions from equity method affiliates in Japan.

Segment profits were ¥47,483 million, a 43% decrease in comparison with ¥83,866 million in fiscal 2007. The main reasons for the decrease were the decreases in revenue from real estate sales and in gains from securitizations, an increase in interest expense, an increase in the provision for doubtful receivables and probable loan losses, compared to fiscal 2007, when the reversal of provisions had contributed to profit, and the recognition of losses from subsidiaries in the corporate rehabilitation business in Japan.

Segment assets increased 27% on March 31, 2007 to ¥1,698,452 million due to an increase in corporate loans, including non-recourse loans.

Retail

This segment consists of trust and banking services, card loan, life insurance and securities brokerage.

Segment revenues were flat year on year at ¥198,858 million due mainly to a decrease in life insurance related investment income, despite an increase in revenues from the expansion of investment in securities and installment loans in trust and banking operation and the card loan business.

Segment profits were ¥27,463 million, a 17% decrease in comparison with ¥33,215 million in fiscal 2007 due mainly to an increase in interest expense and selling, general and administrative expenses. Furthermore, there was an increase in provision for doubtful receivables and probable loan losses compared to fiscal 2007, when some reversals were recognized.

Segment assets increased 2% from March 31, 2007 to ¥1,450,241 million at March 31, 2008 due to an increase in installment loans and investment in securities, despite a decrease in installment loans to customers in our securities brokerage operation.

Overseas Business

Although the U.S. subprime mortgage loan problem had no direct impact on our overseas business segment, we recognized market valuation losses on high-yield bond trading securities due to a drop in bond values caused by deterioration in the bond market. On the other hand, we saw an increase in revenues associated with corporate loans and an increase in gains from sales of real estate under operating leases. In addition, operating leases increased, including automobile leasing, and the recognition of real estate sales and ship finance-related revenues in Asia and Oceania.

Furthermore, in the absence of one-off contributions made by gains on investment securities and interest on investment securities in fiscal 2007 in the U.S. and Asia, segment revenues decreased 4% year on year to ¥218,227 million.

Segment profits decreased 16% to ¥57,862 million compared to ¥68,884 million in fiscal 2007 accompanying an increase in provision for doubtful receivables and probable loan losses and a decrease from the sale of our interest in Korea Life Insurance Co., Ltd.

Segment assets decreased 8% to ¥1,037,311 million for the year ended March 31, 2008 due mainly to the strong yen and a decrease in investment in direct financing leases and sales of shares in affiliates, despite an increase in corporate loans.

LIQUIDITY AND CAPITAL RESOURCES

Overview

We require capital resources at all times for maintaining working capital and for the expansion of our business. We have put our main emphasis on ensuring stable funding and reducing our funding costs by diversifying our funding methods and procuring capital from a variety of sources.

The fiscal year ended March 31, 2009 was marked by the rapid contraction of capital markets after the Lehman Brothers bankruptcy filing, and the resulting rapid contraction of the credit markets due to the sudden deterioration in the financial condition of financial institutions has continued. In response to this environment we have been implementing various measures to strengthen our financial condition and to stabilize liquidity, including:

•	Decreasing interest bearing debt and improving our debt-to-equity ratio.

•	Strengthening our funding structure by:

•	Decreasing the ratio of our funding from capital markets to total debt by reducing commercial paper (CP) in response to the rapid contraction of capital markets;

•

Issuing ¥150 billion in convertible bonds in December and increasing the ratio of long-term debt to total debt, as a means of limiting liquidity demands in the event that there are further declines in the funding environment;

•	Managing the efficiency of our intra-group company funding; and

•	Retaining excess liquidity through cash and deposits.

Our funding consists mainly of borrowings from financial institutions and funding from capital markets. We maintain a flexible funding strategy by adjusting the ratio of funding obtained from the capital markets by taking into account domestic and foreign financial market conditions. The ratio of funding from capital markets to total debt was 39% as of March 31, 2008 and 34% as of March 31, 2009 (not including off-balance sheet funding, such as the securitization of assets). In the fiscal year ended March 31, 2009, in response to the rapid contraction of the capital markets after the Lehman bankruptcy filing, we decreased the amount of CP outstanding and decreased our ratio of debt from the capital markets.

Our ratio of long-term debt to total debt as of March 31, 2008 was 77% while at March 31, 2009 the ratio was 85%, which is our historical high. In preparation for expected further declines in the funding environment, in December 2008 we issued unsecured convertible bonds with stock acquisition rights due 2014 to decrease stress on funding and to increase the ratio of long-term debt to total debt. Floating rate funding and fixed rate funding amounted to 51% and 49%, respectively of long-term debt as of March 31, 2008 and 48% and 52%, respectively, of long-term debt as of March 31, 2009.

Although we primarily obtain our capital resources from financial institutions and capital markets in Japan, we also procure funds from overseas markets in accordance with the location of our assets as part of our strategy to reduce exchange rate risk. The ratio of domestic (Japanese) funding to total debt was 89% and 90% as of March 31, 2008 and March 31, 2009, respectively. The ratio of domestic segments’ assets to the total assets for all segments was 87% both as of March 31, 2008 and March 31, 2009. (We calculate the ratio of domestic funding using the amount borrowed by companies that are located in Japan even though some or all of the funding may be used outside Japan, for example, for acquiring assets in overseas operations).

Our main domestic and foreign subsidiaries produce annual financial plans in consultation with us, and we monitor the management of funds as necessary. We employ a cash management system for supplying and absorbing capital efficiently from our domestic subsidiaries, concentrating the management of domestic cash flow for the group at ORIX. Our overseas subsidiaries conduct local funding activities corresponding to market and business conditions where each subsidiary is located. The procured funds provide the resources for increasing assets and repaying debt and other notes and accounts payable for the relevant subsidiary.

The ability to secure capital resources readily is of the utmost importance in making possible the prompt handling of customer needs and various transaction demands. We strive for timely and flexible capital resource procurement by monitoring the funding requirements from our sales and investment operations, and by monitoring the balance between funding supply and our funding needs.

We have also been seeking to prevent funding shortages by conserving our cash on hand. As a result of this liquidity management strategy, our cash and cash equivalents as of March 31, 2009 increased to ¥459,969 million from ¥320,655 million as of March 31, 2008.

Ratings

As of the date of this filing, our domestic unsecured straight bonds and our Euro Medium-Term Note Program (Euro MTN Program) were rated “A+” by Rating and Investment Information, Inc. (R&I) and “A+” by Japan Credit Rating Agency, Ltd. (JCR). Standard & Poor’s has assigned A- as our long-term senior debt securities and counterparty credit ratings, and Moody’s has assigned a A3 long-term unsecured debt securities and long-term issuer rating. Our domestic CP is rated “a-1” by R&I and “J-1” by JCR.

For a discussion of short-term and long-term debt, see Note 14 of “Item 18. Financial Statements.”

Sources of Liquidity

Borrowings from Financial Institutions

ORIX Group’s borrowings are procured from a variety of sources including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. The number of financial institutions from which we procured borrowings was approximately 230 as of March 31, 2009. The majority of our loan balance consists of borrowings from Japanese financial institutions. As of March 31, 2008 and March 31, 2009, short-term debt from financial institutions was ¥655,549 million and ¥568,676 million, respectively, while long-term debt was ¥2,693,233 million and ¥2,676,129 million, respectively. The year-on-year decline in total debt from financial institutions reflects the general tightening of the credit markets, which is related to the financial institutions’ own ability to access funding for loans through the capital markets. While we do not anticipate a significant decline in our ability to borrow from financial institutions, we expect the trend of our outstanding debt balances to continue to decline as we manage our credit sources and expenses.

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

Although there has been a general change in some financial institutions’ willingness to lend money in the current market due to the current financial turmoil, we have not seen any major changes in our ability to borrow from our main lenders (especially from the major Japanese banks) or in the terms of our borrowings. Furthermore, because our borrowings from foreign banks only comprise approximately 10% of our total bank borrowings, our ability to borrow or renew loans is not significantly affected by the condition of foreign credit markets.

Committed Credit Facilities

We have concluded many committed credit facilities agreements, including syndicate-type agreements, with financial institutions as a means for securing liquidity. The maturity dates of these committed credit facilities are staggered to prevent the overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2008 and March 31, 2009 was ¥689,698 million and ¥537,196 million, respectively. Of these figures, the available amount as of March 31, 2008 and March 31, 2009 was ¥480,250 million and ¥270,507 million, respectively. In the fiscal year 2009, corresponding with the decline of our total liabilities, there was a reduction in the amount of available credit partially due to the transfer of a portion of the committed credit facilities to long-term borrowings and due to our drawing down credit facilities and using the funds to decrease the amount of CP outstanding, in order to further our policy of improving liquidity and increasing the ratio of long-term debt to total debt. Of these committed credit facilities, which include both ORIX and a number of our foreign local subsidiaries as the borrower, the total amount of global commitment lines as of March 31, 2008 and as of March 31, 2009 was ¥125,691 million and ¥97,445 million, respectively with available amounts of ¥84,942 million and ¥35,532 million, respectively.

Compliance with covenant conditions is required for use of the committed credit facilities, and some of these covenants include financial restrictions, such as the maintenance of shareholders’ equity ratio, as well as the maintenance of a specified credit rating. In addition, the majority of the committed credit facilities require the debtor to represent and warrant that there has been no material negative change in its financial condition, among other factors, since a specified time. We are currently in compliance with our financial covenants and have been able to make the requested representations and warranties concerning our financial condition.

Funding from the Capital Markets

Funding from the capital markets includes financing such as the issuance of straight bonds, CP, Euro MTN, Convertible Bonds (CB), stock or other forms of equity finance, and the securitization of leasing receivables or loans receivables.

Straight Bonds

We have been issuing unsecured straight bonds in conjunction with the expansion of the Japanese bond market. Domestic straight bond issuance is mainly divided into bonds for institutional investors and bonds for individuals. To diversify our investor base, as of March 31, 2008 and March 31, 2009, our balance of straight bonds for domestic institutional investors (including private offerings) was ¥683,000 million and ¥610,000 million, respectively, while the balance of straight bonds for individual investors was ¥435,000 million and ¥418,000 million, respectively. In November 2006, we issued $1,000 million of US$-denominated unsecured straight bonds due 2011 in an SEC-registered public offering. In addition, ORIX Leasing Malaysia Berhad (Headquarters in Kuala Lumpur, Malaysia), a subsidiary of ORIX, issued Malaysian ringgit-denominated unsecured straight bonds in Malaysia, totaling 150 million ringgit, in January 2006 (due January 2009), and 200 million ringgit, in October 2007 (due October 2010). The domestic straight bonds market has been essentially closed since the bankruptcy of Lehman Brothers. Although we issued ¥113,000 million domestic straight bonds during the first half of the fiscal year, we did not raise any money through domestic offerings of straight bonds during the latter half of the fiscal year.

CP

The investors for our CP include investment trusts, life insurance companies, casualty insurance companies and other financial institutions, as well as private corporations. The date of issuance and the terms are spread out over time as much as possible when CP is issued so as to avoid overlap of these dates. In response to the rapid contraction of capital markets, we significantly decreased the ratio of capital markets funding to total debt by using our committed credit facilities to reduce our CP outstanding. As a result of this shift away from using CP as funding source, our balance of CP declined to ¥225,991 million as of March 31, 2009 from ¥661,550 million as of March 31, 2008.

Euro MTN

In addition to borrowing from local financial institutions, we have sought to increase our overseas funding operations by establishing a Euro MTN program. As of March 31, 2009, ORIX and three overseas subsidiaries are participants in a Multi-Issuer Euro MTN program with a maximum issuance limit of $4,000 million. Our Euro MTN issuance is determined based on the funding needs of our overseas subsidiaries and supervised by ORIX’s Treasury Department. The total balance of Euro MTN issued as of March 31, 2008 and March 31, 2009 was ¥136,654 million and ¥102,893 million, respectively, of which a total of ¥90,812 million and ¥66,725 million were for the foreign local subsidiaries, respectively.

CB

In December 2008, ORIX issued ¥150,000 million in the third series of unsecured convertible bonds with stock acquisition rights due March 2014.

Securitization

We securitize leasing receivables, installment loans, and certain investment securities, primarily in Japan. As of March 31, 2008 and March 31, 2009, the total balance of each of these assets removed from our balance sheet through securitization was ¥501,949 million and ¥398,655 million, respectively, while the total balance of notes and accounts payable reflected on our balance sheet as “secured borrowings” was ¥374,920 million and

¥358,969 million, respectively, due to a decline in our overall assets available for securitization. The Japanese securitization market has been shrinking but is comparatively more stable than that of the US even after the turmoil of the Lehman Brothers bankruptcy. We, expect to continue to be able to use securitizations as a source of funding. We have agreed to sell a 51% interest in ORIX Credit Corporation to SMBC on July, 2009. As a result of this sale, we are likely to see a proportional decline in the amount of funding from the securitization of ORIX Credit Corporation’s loans assets, as ORIX Credit Corporation will become a non-consolidated affiliate.

Equity and Equity-Related Finance

We listed our American Depositary Shares on the New York Stock Exchange in September 1998. After that time, we have conducted occasional equity-related capital-raising transactions in the domestic and international markets.

Deposits

ORIX Trust and Banking has been seeking to expand its business by reviewing its asset portfolio and strengthening its fund procurement through deposits. Utilizing the convenience of on-line banking, ORIX Trust and Banking has successfully expanded its deposits over the course of the past year. Deposits balances as of March 31, 2008 and March 31, 2009 were ¥470,683 million and ¥667,627 million, respectively.

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

Short-term Debt

	As of March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Short-term debt:
Borrowings from financial institutions	¥655,549	¥568,676	¥(86,873)	(13)
Commercial paper	661,550	225,991	(435,559)	(66)
Medium-term notes	13,048	3,500	(9,548)	(73)

Total short-term debt	¥1,330,147	¥798,167	¥(531,980)	(40)

Short-term debt as of March 31, 2009 was ¥798,167 million, representing 15% of the total amount of debt as of March 31, 2009, and 23% as of March 31, 2008. As of March 31, 2009, 71% of the short-term debt is borrowings from financial institutions.

Long-term Debt

	As of March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Long-term debt:
Borrowings from financial institutions	¥2,693,233	¥2,676,129	¥(17,104)	(1)
Bonds	1,270,428	1,319,354	48,926	4
Medium-term notes	123,606	99,393	(24,213)	(20)
Payable under securitized lease and loan receivables	374,920	358,969	(15,951)	(4)

Total long-term debt	¥4,462,187	¥4,453,845	¥(8,342)	(0)

Long-term debt as of March 31, 2009 was ¥4,453,845 million, representing 85% of the total amount of debt as of March 31, 2009, and 77% as of March 31, 2008. 60% of the long-term debt is borrowings from financial institutions.

Approximately 52% of the interest paid on long-term debt borrowings in this fiscal year was fixed rate interest, with the remainder being mainly floating rate interest based on TIBOR or LIBOR.

For information regarding the repayment schedule of our long-term debt and of interest rates for short and long-term debt, see Note 14 of “Item 18. Financial Statements.”

We have entered into various types of interest rate contracts to manage risk associated with fluctuations in interest rates. For information with respect to derivative financial instruments and hedging, see Note 27 of “Item 18. Financial Statements.”

Deposits

In addition to the long/short-term debt described above, ORIX Trust and Banking Corporation and ORIX Asia Limited also accepts deposits. The deposit balance as of March 31, 2009 was ¥667,627 million, an increase of 42% or ¥196,944 million over March 31, 2008. For further information with respect to deposits, see Note 15 of “Item 18. Financial Statements.”

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

We have cash inflows from the principal payments received under direct financing leases and installment loans, and proceeds from the sales of investment securities and operating lease assets. For cash flow information regarding interest and income tax payments, see Note 4 of “Item 18. Financial Statements.”

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

Cash and cash equivalents increased by ¥139,314 million to ¥459,969 million compared to March 31, 2008 in line with our policy of increasing liquidity on hand.

Cash flows from operating activities provided ¥308,779 million in fiscal 2009 and provided ¥156,287 million in fiscal 2008, resulting from a decrease in volume of new investments in real estate for sale such as residential condominiums, a decrease in loans held for sale, and operating cash flow adjustments such as depreciation and amortization and provision for doubtful receivables and probable loan losses, in addition to a decrease in net income compared to fiscal 2008.

Cash flows from investing activities provided ¥171,183 million in fiscal 2009 and used ¥838,331 million in fiscal 2008 due to a decrease in purchases of lease equipment, a decrease in purchases of available-for-sale securities and a decrease in installment loans made to customers which was less than the principal collected on installment loans resulting from the implementation of a more prudent stance towards new transactions compared to fiscal 2008.

Cash flows from financing activities used ¥334,587 million in fiscal 2009 and provided ¥792,966 million in fiscal 2008 due to decreased levels of commercial paper to reduce interest-bearing debt.

Year Ended March 31, 2008 Compared to Year Ended March 31, 2007

Cash and cash equivalents increased by ¥105,492 million to ¥320,655 million compared to March 31, 2007 due mainly to an increase in debt.

Cash flows from operating activities provided ¥156,287 million in fiscal 2008. The operating cash flow adjustments include depreciation and amortization and provision for doubtful receivables and probable loan losses, as well as outflows such as an increase in loans held for sale, an increase in inventories and a decrease in security deposits.

Cash flows from investing activities used ¥838,331 million in fiscal 2008 and ¥802,278 million in fiscal 2007 principally due to an increase in outflows associated with the increase in installment loans made to customers as a result of the expansion of loans to corporate customers, and the increase in purchases of available-for-sale securities, partly offset by higher principal collected on installment loans.

Cash flows from financing activities provided ¥792,966 million in fiscal 2008 and provided ¥545,014 million in fiscal 2007 due to an increase in debt.

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2009, we had commitments for the purchase of equipment to be leased in the amount of ¥15,513 million. For information on commitments, guarantees and contingent liabilities, see Note 30 of “Item 18. Financial Statements.”

OFF–BALANCE SHEET ARRANGEMENTS

USE OF SPECIAL PURPOSE ENTITIES

We periodically securitize lease receivables and loan receivables. These securitizations allow us to access the capital markets, provide us with alternative sources of funding and diversify our investor base as well as help us to mitigate, to some extent, credit risk associated with our customers and risk associated with fluctuations in interest rates.

In the securitization process, the assets for securitization are sold to SPEs, which issue asset-backed securities to investors. SPEs are generally organized as trusts. Our use of SPEs for securitizations is consistent with conventional practices in the securitization market, to isolate the sold receivables from creditors of other entities, including the seller of the assets. SPEs can be structured to be bankruptcy-remote, and if structured in this manner (and subject to certain other conditions) the assigned assets are removed from the balance sheet. A portion of the SPEs that we utilize meet the definition of “qualifying special purpose entities,” or QSPEs, as defined in FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and, in accordance with FASB Statement No. 140, we do not consolidate the assets and liabilities of the QSPEs. These SPEs are also designed so that investors have no recourse against our other assets in the event of any failure of payment on the assigned assets. In addition, we do not make any payment guarantees to investors in these transactions, eliminating exposure to contingent liabilities. When assets are securitized in this manner, we recognize subordinated residual interests on our consolidated balance sheets. The subordinated interests, with the right to receive dividends and principal redemptions out of the remaining balance after the SPE operating expense and dividends and principal redemption money to preferred investors are deducted from the cash flow generated from the assigned assets, are affected by the performance of the assigned assets (credit risk, advanced redemption, interest levels, etc.). We may repurchase a portion of the assets that we securitized as required under the terms of the contract such as violation of the representation and warranty set forth in the assignment agreement and other related agreements, termination of assigned lease contracts and other conditions that trigger repurchase, and the event triggering the repurchase is outside of our control. From time to time, we may act as an investor, servicer or administrator in SPE transactions. The effects of these transactions are reflected in our consolidated financial statements.

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

We expect to continue to utilize SPE structures for securitization of assets. For further information on our securitization transactions, see Note 10 of “Item 18. Financial Statements.”

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

Other Financial Transactions

We occasionally make loans, leases, equity or other investments in SPEs in connection with finance transactions related to aircrafts, ships and real estate, as well as transactions involving investment funds, in addition to real estate purchases and development projects. All transactions involving use of SPE structures are evaluated to determine if we hold a beneficial interest that would result in our being defined as the primary beneficiary of the SPE pursuant to FASB Interpretation No. 46 (revised December 2003), (“Consolidation of Variable Interest Entities”). When we are considered to own the primary beneficial interest in the SPEs, the SPEs are fully consolidated into our financial statements. In all other circumstances our loan, lease, equity or other investments are recorded on our consolidated balance sheets as appropriate.

See Note 11 of “Item 18. Financial Statements” for further information concerning our SPEs and the effect of this Interpretation on our results of operations or financial position.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

TREND INFORMATION

See the discussion under “—Results of Operations” and “—Liquidity and Capital Resources”.

COMMITMENTS

The table below sets forth the maturities of guarantees and other commitments as of March 31, 2009.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Commitments:
Guarantees	¥144,963	¥32,172	¥71,832	¥16,557	¥24,402
Committed credit lines and other	579,109	118,624	99,945	43,761	316,779

Total commercial commitments	¥724,072	¥150,796	¥171,777	¥60,318	¥341,181

For a discussion of commitments, guarantee and contingent liabilities, see Note 30 of “Item 18. Financial Statements.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the maturities of contractual cash obligations as of March 31, 2009.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Contractual cash obligations:
Deposits	¥667,627	¥417,149	¥178,562	¥71,916	¥—
Long-term debt	4,453,845	1,032,849	2,172,038	977,508	271,450
Operating leases	27,026	4,194	4,834	3,229	14,769
Unconditional purchase obligations of lease equipments	15,513	15,431	82	—	—
Unconditional non-cancelable contracts for computer systems	1,746	825	861	60	—
Interest rate swaps:
Notional amount (floating to fixed)	288,334	114,660	141,376	6,322	25,976
Notional amount (fixed to floating)	5,000	—	—	2,000	3,000

Total contractual cash obligations	¥5,459,091	¥1,585,108	¥2,497,753	¥1,061,035	¥315,195

Other items excluded from the above table are short-term debt, security deposits, trade notes and accounts payable and policy liabilities. The amounts of such items were ¥798,167 million, ¥168,890 million, ¥350,183 million, ¥442,884 million, respectively, as of March 31, 2009. For information on pension plans and derivatives, see Notes 17 and 27 in “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.

For a discussion of debt and deposit-related obligations, see Notes 14 and 15 of “Item 18. Financial Statements.”

RECENT DEVELOPMENTS

ECONOMIC CONDITIONS

Fiscal 2009 was marked by an unprecedented global financial crisis. The subprime loan problem that began in the U.S. led to a worldwide financial crisis resulting in a series of bankruptcies and restructurings at major financial institutions, highlighted by Lehman Brothers’ bankruptcy filing. During the latter half of the year, the effects of a significant credit crunch in the capital markets increasingly spilled over into the real economies of many countries, affecting all key economic indicators including growth, consumption and employment, resulting in a drastic economic downturn.

In Japan, the real economic growth rate and the Bank of Japan’s short-term economic survey of enterprises (the Tankan) measuring businesses’ short-term sentiments revealed the bleakest outlook since the survey began. Furthermore, the concern surrounding enterprises continues to increase, as can be seen in the record-high number of listed companies that have filed for bankruptcy, particularly in the real estate sector.

In order to support the flagging economy, Japan and other major economic powers have responded by implementing expanded programs to increase liquidity and by coordinating policies including government spending programs. As a result, indications that conditions are normalizing have been seen in domestic and international capital markets as the U.S. financial system begins to show signs of stabilizing. In Japan, declines in industrial production and machinery order indices, two leading economic indicators, are slowing, but real economic recovery is projected to take some time. Until we have clear signs that the economy is recovering, we will continue to manage our operations under the assumption that the severe economic environment will continue for the foreseeable future.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, FASB Statement No. 157 (“Fair Value Measurements”) was issued. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. Adoption of this Statement did not have a significant effect on our results of operations or financial position. For more information about fair value measurements, see Note 2 of “Item 18. Financial Statements.”

In February 2007, FASB Statement No. 159 (“The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”) was issued. This Statement permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value at specified election dates, which have not been measured at fair value. A business entity shall report unrealized gain and losses for which the fair value option has been elected in earnings at each subsequent reporting date. This Statement is effective as of the beginning of fiscal year that begins after November 15, 2007. We did not choose fair value option as of the adoption date, April 1, 2008, for any asset or liability which had not been measured at fair value. Therefore the adoption of this Statement had no effect on our results of financial position as of the adoption date. For more information about fair value option, see Note 12 of “Item 18. Financial Statements.”

In December 2007, FASB Statement No. 141 (revised 2007) (“Business Combinations”) was issued. This Statement requires the acquiring entity in a business combination to recognize the full fair value of assets acquired, liabilities assumed and noncontrolling interest in the transaction at the acquisition date (whether a full or partial acquisition); requires expensing of acquisition-related transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the material information needed to evaluate and understand the nature and financial effect of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the fiscal years beginning on or after December 15, 2008. Generally, the effect on our results of operations or financial position on this Statement will depend on future acquisitions.

In December 2007, FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51”) was issued. This Statement requires noncontrolling interests in subsidiaries to be classified as a separate component of equity. Under this Statement, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Generally, the effect on our results of operations or financial position on this Statement will depend on future transactions.

In March 2008, FASB Statement No. 161 (“Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133”) was issued. This Statement requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”), and how derivative instruments and related hedged items affect a company’s financial position, financial performance and cash flow. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk and the company’s strategies and objective for using derivative instruments. This Statement is effective for fiscal years and interim periods beginning after November 15, 2008. For more information, see Note 27 of “Item 18. Financial Statements.”

In May 2009, FASB Statement No. 165 (“Subsequent Events”) was issued. This Statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This Statement is effective for fiscal years, and interim periods, ending after June 15, 2009 and is applied prospectively.

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140”) was issued. This Statement removes the concept of a qualifying special-purpose entity from Statement 140 and removes the exception from applying FASB Interpretation No. 46 (revised December 2003) (“Consolidation of Variable Interest Entities”) to variable interest entities that are qualifying special-purpose entities. This Statement also modifies the financial-components approach used in Statement 140 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset. This Statement is effective as of the beginning of first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. We are currently evaluating the effect that the adoption of this Statement will have on our results of operations and financial position.

In June 2009, FASB Statement No. 167 (“Amendments to FASB Interpretation No. 46(R)”) was issued. This Statement requires an enterprise to perform qualitative analysis that identifies the primary beneficiary, who shall consolidate a variable interest entity, as the enterprise that has both of the following characteristics:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, this Statement requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This Statement is effective as of the beginning of first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. We are currently evaluating the effect that the adoption of this Statement will have on our results of operations and financial position.

RISK MANAGEMENT

ORIX’s Enterprise Risk Management

We believe that an enterprise risk management system that is responsive to changes in the business environment and to the diversification of ORIX’s businesses is essential for the optimal allocation of management resources. For this purpose, we seek to achieve management goals by implementing comprehensive and timely enterprise risk management policies that cover areas including capital management, individual business risk management, fund procurement and personnel strategies.

Systems and Functions Supporting Enterprise Risk Management

Within our enterprise risk management system, the Board of Directors, executive committees and specialized departments all play important roles. The people in charge of each business unit are also responsible for controlling risk.

The Board of directors is responsible for approving and monitoring on a regular basis, ORIX’s policies which includes corporate planning such as capital management, fund procurement and personnel strategies. In addition, the Audit Committee discusses and evaluates the status of ORIX Group risk controls.

Executive committee meetings include the Investment and Credit Committee (“ICC”), Group Executive Officer Meetings, Monthly Strategy Meetings, and the Information Technology Management Committee. ORIX’s senior management emphasizes the importance of frequent and effective meetings related to risk management.

ICC meetings are attended by senior management, including the CEO, COO, CFO and the executive officer in charge of investment and credit. The ICC generally meets on average three times a month, primarily to deliberate on and make decisions regarding transactions that exceed specified investment and credit amounts and to discuss important issues that arise in the execution of business. The Committee evaluates risk and profitability and approves proposed transactions according to these characteristics.

Group Executive Officer Meetings are attended by our executive officers and group executives, who share important information regarding the status of strategies and management resources at the company-wide level, and regarding the execution of ORIX Group business.

Monthly Strategy Meetings include meetings between top management and the individuals in charge of individual departments and business units to discuss matters such as the state of achievement of strategic targets and changes in the business environment. Meetings are held on a regular basis depending on the nature of the business. Matters of key importance to be deliberated on at Monthly Strategy Meetings are decided by the ICC and reported to the Board of Directors as necessary.

The Information Technology Management Committee is held in principle once each month and attended by the CEO, COO, CFO, CIO and other related executive officers to deliberate matters concerning basic IT policies and strategies, system implementation and maintenance for Group operations.

In addition to these executive committee meetings, specialized groups including the Corporate Planning and Financial Control Headquarters, Risk Management Headquarters, Legal and Compliance Department, Human Resources and Corporate Administration Headquarters, the Office of the President, and IT Planning Office also perform oversight functions with a cross-departmental perspective. These specialized groups periodically exchange information, discussing the priority of and response to cases requiring attention. They also share information regarding risk management and division of responsibilities, and check the progress of cases.

Enterprise Risk Management Framework

At ORIX, capital is allocated to each business unit, taking into account the department’s degree of risk in addition to company-wide risk preference policies based on future strategies. The cost of the allocated capital is used in evaluation of our business portfolio. Through this process, we can maintain a current understanding of the sufficiency of our capital, and allocate more resources to business units with the best growth potential, taking into account the internal and external business climate and competitive environment.

Top management regularly reviews risks in each business unit to evaluate the risk situation and any deviation from the original asset and profit plans, and to evaluate the business unit’s profitability with respect to its allocated capital. Management also compares shareholders’ equity with risk in the group overall, and takes the results into account when considering the capital management policy.

The ORIX Group, in addition to the departmental monitoring described above, also monitors on an individual transaction and total portfolio basis.

For individual transactions, the operating environment, strategy, risk and profitability are evaluated prior to the transaction, and changes to the operating environment and cash flow are monitored after execution. For new transactions requiring monitoring, transactions exceeding a certain monetary amount or transactions for which there has been a major change in circumstance or strategy, the responsible department head, may, in his discretion, report the transaction to the appropriate executive committee.

In analyzing a total portfolio, the following characteristics are monitored: client tier, region, transaction type, risk type, debt status and concentration of major debtors. Some of these are scrutinized and analyzed by each operating department according to its industry characteristics and some are analyzed from a group perspective by the Risk Management Headquarters. Monitoring results are regularly reported to the executive committee. Measures are taken to rapidly understand and minimize all types of risk.

Main Risk Management

The ORIX Group views credit risk, market risk, business risk, risk related to fund procurement, legal risk and other operational risk as the main risks facing the ORIX Group. Each risk is being managed according to its individual characteristics.

Credit Risk Management

The ORIX Group defines credit risk as uncertainty in future investment recovery caused by the fluctuation of cash flow from debtors and investees. As our main business is financial service, we manage credit risks in almost all business segments, including the Corporate Financial Service segment, the Investment Banking segment and the Overseas Business segment.

Credit Risk Management mainly consists of (i) credit evaluation for each transaction, (ii) portfolio management and (iii) implementation of corrective actions for the management of problem assets.

We emphasize credit evaluation at the beginning of each transaction as well as continuous risk monitoring of individual credit after the transaction has been made, sufficiency of collaterals and guarantees, liquidation of debt and the distribution of debtors and their business fields. Monitoring in the aggregate is important, as risks associated with individual debtors are high.

In connection with each credit transaction, the relevant sales and marketing department and the Risk Management Headquarters each performs a comprehensive customer credit evaluation based on the relevant customer’s business performance, financial position and projected cash flow. The evaluation also covers the collateral or guarantees, terms and conditions and potential profitability of the transaction. The profitability is based on the corporate value contribution spread (calculated from investment yield, default rates, preservation situation, funding cost, capital cost and administrative cost ), which helps us to evaluate risk quantitatively.

Regular evaluation of individual debtors, and of our comprehensive portfolio, as well as measures to set limits to credit lines, allow us to control exposures to the markets with potentially high risks.

The ORIX Group identifies problem assets, including debtors who have petitioned for bankruptcy or civil rehabilitation, or other insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose debts are not collected for three months or more, and whose businesses have deteriorated or who are involved in fraud. Under the current business environment, corrective actions for the management of problem assets is the most important task, and we respond promptly based on various conditions of each transaction.

In making collections, we believe an early response is extremely important. When information is received regarding the emergence of problem assets, the relevant sales and marketing departments, in cooperation with the Risk Management Headquarters, take steps to secure collateral or other guarantees and to begin the collection process. The Risk Management Headquarters plays an important role in the collection process by drawing on its accumulated experience in collections and by working closely with our sales and marketing departments. The accumulated experience is reflected in our evaluation criteria of each credit transaction and portfolio analysis.

Market Risk Management

The ORIX Group defines market risk as the risks of negative impact on our portfolio or on the market value of our financial assets caused by variation in market conditions, such as interest rates, exchange rates, stock prices, product prices or credit spreads. For further discussion regarding our interest rate risks and exchange rate risks related to fund procurement, please see “—Risk Management Relating to Fund Procurement—Interest Rate Risk and Exchange Rate Risk Management” below.

We manage market risks in the following segments:

1.	Investment Banking Segment: Private equity investment, venture capital investment, proprietary investment; and

2.	Retail Segment: Price fluctuations in operating assets in our life insurance business;

3.	Overseas Business Segment: Price fluctuation in investment securities in the United States.

We monitor risks in our portfolio by quantifying risks based on market fluctuations and defining acceptable levels of risks. The risks are quantified based on statistical methods, qualitative scenario analyses, stress tests and sensitivity analyses.

As non-trading assets are mainly impacted by credit risk, we set appropriate market risk parameters based on types of assets or on specific business portfolios and evaluate the impact of market fluctuation.

In connection with investments in securities by ORIX Life Insurance in Japan and ORIX USA in the United States, our investment departments regularly monitor interest rate policies, economic conditions and securities and financial market trends. We also analyze on a daily basis price movements of securities, profits and losses on each investment and financial conditions of companies in which we invest, as well as other factors. Our risk management departments review and compare daily reports against internal guidelines and macro-and microeconomic conditions.

Business Risk Management

Various risks are inherent to our daily business, such as the risks associated with our judgment in our investments, our selection of new product development and our competitors’ marketing strategies or pricing. The ORIX Group defines business risk as risks related to entry into the market, uncertainty of future business performance caused by changes in business environment and market fluctuation risks in used car market and the real estate market.

We monitor the scenario analyses and stress tests for each of our business risks. The evaluation and verification of the cost of withdrawal from a business is also subject to monitoring.

We manage market risks in the Maintenance Lease segment and the Real Estate segment. A principal risk relating to operating leases in the Maintenance Lease segment is the risk of fluctuation in the residual value of the leased property. In order to control fluctuations in residual value, we monitor our inventories of leased items, market environments and the overall business environment.

We primarily limit our ship and aircraft operating leases to general-purpose ships and aircraft that are comparatively easy to re-lease, as these operating lease items have high residual value risks. We monitor the market values of these ships and aircraft and sell assets as necessary or desirable to reduce our exposure to downward trends in the market or take advantage of upward trends.

The automobile industry has a well-established market for used cars, so most of our vehicles are able to be sold. We keep current on trends in the used car market by continuously monitoring the ratio of residual value to purchase cost, selling price trends and other indicators, thereby adjusting estimated residual value in new transactions.

Risk Management Relating to Fund Procurement

The ORIX Group views liquidity risks, interest rate risks and exchange rate risks as significant risks associated with fund procurement. We establish asset-liability management (ALM) rules so that we can maintain an accurate understanding of these risks and respond to them appropriately. The risk management situation is understood and the major perspectives are analyzed by the Corporate Planning and Financial Control Headquarters, which reports the results to the CFO and Executive Officers, in accordance with the ALM rules above mentioned, and takes necessary actions.

Liquidity Risk Management

Liquidity risk is the risk that the ORIX Group will be unable to obtain the necessary funds to meet its commitments and obligations, or be forced to procure funds at unusually high interest rates, due to market turmoil or deterioration in ORIX’s financial condition. The important objective of our liquidity risk management is to create a liquidity structure that matches asset size and structure to our management goals. In order to achieve this, we place emphasis on maintaining high flexibility in our balance sheet. At the same time, we seek to diversify funding sources to reduce refinancing risks, which may be caused by large market fluctuations. Specifically, we monitor liquidity by projecting future cash flow from the maturity of assets and liabilities, conducting liquidity risk analysis including future trends and assuming such stresses as financial market turmoil and a reduction of ORIX’s credit ratings. Measures we use to manage liquidity risk include diversifying funding sources, establishing committed credit lines with financial institutions and adjusting the balance of short-term and long-term debt, taking into account prevailing market conditions.

Interest Rate Risk and Exchange Rate Risk Management

We take various measures to properly understand and manage the interest rate risk and exchange rate risk associated with assets and liabilities. In accordance with the ALM rules, policies for ALM are set by the ICC every six months, and reports on the present status of our risk profile based on the ALM policies and future responses are made at the Group Executive Officer meetings.

Interest rate risk represents our exposure to assets and liabilities whose values fluctuate with interest rates. For example, the ORIX Group may incur a loss if the fair value of its assets and liabilities declines due to a change in interest rates, or earnings may decline if an increase in interest rates causes interest expenses to increase by an amount greater than the increase in interest received. We analyze these risks from a variety of perspectives, including basis point value (BPV), slope point value (SPV), value at risk (VaR), as well as the effect on income for a given period. After making quantitative and qualitative assessments of interest rate risk, we manage our business to keep the overall amount of interest rate risk within a fixed range.

We manage exchange rate risk by using foreign currency loans, foreign exchange contracts, currency swaps and other instruments to hedge the exchange rate fluctuation risks that arise in connection with our business transactions in foreign currencies and overseas investments. For unhedged foreign currency-denominated assets and investments to overseas subsidiaries, we monitor and manage exchange rate risks by following the same ALM rules used in managing interest rate risks, in addition to utilizing VaR and other metrics.

Derivative Risk Management

We may use derivatives as hedges if we decide to hedge interest rate risk and exchange rate risk after consulting our ALM rules. We use derivatives to mitigate or offset changes in cash flow or the fair value of assets and liabilities due to interest rate fluctuations. Derivatives used to hedge interest rate risk include interest rate swaps and caps. To hedge exchange rate risk accompanying our business transactions in foreign currencies and overseas investments, we employ currency swaps, foreign exchange contracts and other derivatives. We also use foreign currency borrowings to hedge these exchange rate risks.

The use of derivatives exposes us to credit risk on such derivative transactions. We monitor the notional principal amounts, current prices, transaction types and other variables for each counterparty on a regular basis.

We set derivative transaction management rules and guidelines, and we have a system of internal controls for derivative transactions.

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

In an attempt to prevent and mitigate such legal risks, in Japan we require, in principle, that our divisions related to legal affairs be involved in transactions from the early stages when a transaction is first considered through the documentation process in which transaction-related contracts are prepared for internal review and final approval. Contracts may not be approved internally unless they follow our prescribed rules and guidelines. Our divisions related to legal affairs are also involved in the process for the approval of such contracts in accordance with our internal rules. Depending on the size and importance of a given transaction, we may also utilize the expertise of outside lawyers. To ensure that proper legal procedures are followed in connection with legal disputes and litigation, we require that our divisions related to legal affairs be involved in such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties. The status of any lawsuits is reported to the Group Executive Officer meetings regularly.

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

Overseas, each Group company is working to avoid, prevent and mitigate risks through programs involving an in-house lawyer and, when necessary, with the involvement of outside lawyers and others.

In addition, our divisions related to legal affairs conduct monitoring activities to prevent the violation of intellectual property rights, and quickly take necessary measures when violations are discovered.

Other Operational Risk Management

As our business has expanded in recent years, the importance of operational risk management has increased as a significant component of overall risk management. Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. As part of operational risk management, we are also continually seeking to strengthen our internal control and compliance functions.

The Risk Management Headquarters conducts quantitative and qualitative evaluation and regular monitoring of risk. ORIX Computer Systems is working on the reduction of operational risks by the maintenance and administration of internal systems. The Internal Audit Department monitors the effectiveness and efficiency and compliance with applicable rules and regulations by our various operations; the status of improvements to and compliance with our internal rules; and the status of each department’s self-examinations based on an annual internal audit plan that focuses on material risks. As a result of monitoring, we evaluate the current status of internal controls and make improvements as necessary.

Additionally, in order to raise awareness of compliance issues among employees, the Legal and Compliance Department has produced a compliance manual and distributed it to all employees in Japan. Each year, the department also plans and executes a compliance improvement program encompassing such activities as identifying and evaluating compliance risks, selecting the important risks, and taking measures to reduce those risks. Based on the programs results, more effective compliance systems are built.

Regarding natural disaster risk, ORIX has established Natural Disaster Risk Management Regulations. ORIX has developed a system in which the Human Resources and Corporate Administration Headquarters supervises the coordination of recovery activities after the occurrence of a natural disaster in Japan, while the Global Business and Alternative Investment Headquarters handles the overseas function. By distributing a natural disaster manual to all its employees in Japan and carrying out disaster drills in accordance with these regulations, ORIX is maintaining a framework to respond appropriately to a natural disaster.

Enhanced Risk Management in line with Recent Changes in the Business Environment

Due to the effects of the global financial crisis, significant changes have recently occurred in the environment surrounding the ORIX Group. Under the prevailing economic environment, the ORIX Group has shifted to a management policy emphasizing stability over growth. Balance sheet control is now the most important operational issue. Specifically, our risk management framework is being enhanced to manage liquidity risk, volatility risk related to profitability and risk involved in investment and finance.

Regarding liquidity risk, we are stabilizing our funding structure in response to dysfunction in the short-term financial and capital markets through decreasing our percentage of funding from the capital markets, including CP, along with flexibly increasing long-term funding. In addition, to protect against excessive balance sheet growth, we are controlling the asset levels of each business unit by considering the business units’ current position and doing regular scenario analyses. In order to do so, exchanging quantitative and qualitative information between business units is vital. Information about changes to the business environment and to our operating cash flow is shared in bi-monthly meetings between the Treasury Department and the head of each business unit.

Regarding risk related to changes in profitability, impacts on profitability resulting from changes in the quality and cash flow investment assets and loan assets, market changes and status of operations are carefully scrutinized. The ORIX Group has a large portfolio, including financial service operations, and we perform complete and transparent monitoring and control according to the characteristics of each operation. The risk situation for each business unit is analyzed both quantitatively and qualitatively on both the individual transaction and portfolio levels, and the necessary measures to minimize changes in profitability are implemented. Contents of individual business unit level analyses are shared throughout the Group, and risk related to changes in profitability is controlled by capitalizing on a diverse business portfolio through measures including managing risk through intra- business unit cooperation.

In addition to each unit’s response to the changing business environment, quantitative and qualitative evaluation of events that may be factors for changes in profitability are performed from the viewpoint of each business unit during weekly meetings (ERM meetings) of the people in charge of each business unit of the company. The results of the evaluation are reflected in Group-wide or business unit-level measures.

We will seek to control investment and finance risk specifically through emphasizing real estate risk management and the enhanced monitoring of investments. We attempt to minimize real estate-related business risk by capitalizing on our knowledge and experience acquired through our development, rental, operating, servicing and asset management operations, and making use of our network to actively promote the leasing and sales of held real estate as well as increase real estate collateral value.

Regarding enhanced monitoring of investments, we regularly monitor the progress of the original expectations for each transaction and, when necessary, develop a framework to minimize risk by supplying personnel and business support such as enhanced governance and management.

Examples of Main Business Risk Management

Real Estate-related Businesses

The activities of ORIX’s domestic real estate-related operations consist mainly of loans to real estate companies in the Corporate Financial Services segment; development and leasing of office buildings, commercial facilities, residentials and logistics centers; sales of condominiums; the operation of hotels, golf courses and training facilities in the Real Estate segment; real estate finance such as non-recourse loans in the Investment Banking segment; and housing loans in the Retail segment. These businesses are susceptible to business risk from a downturn in the real estate market; however, the content, monitoring points and risk management methods differ accordingly. We are planning to minimize risk and increase profitability through the comprehensive application of the Group’s wide-ranging real estate-related expertise, in addition to our accumulated financing expertise in each of these businesses.

Loans to Real Estate Companies

Credit risk is the main risk associated with real estate collateral financing. However, loans to real estate companies is capital for the purchase and development of a property and, because it is in no small way impacted by the condition of the real estate market, information is shared with another real estate-related department within the ORIX Group, which is used in monitoring the loan client. In addition, even in the event where the credit of the loan client worsens and the total amount cannot be collected, a purchaser or tenants may be introduced using the network of another real estate-related department and collection may proceed by taking the collateral as an asset and increasing the value.

Real Estate Business

As business risk has the greatest influence on final profitability in the real estate business, emphasis is placed on monitoring business strategies and schedules. The business strategy is reconsidered in the case of a major divergence from the initial forecast. The following are considered for condominiums: development and sales schedule, unit sales progress, and rate of return. The following are considered for development and rental properties: development and retention schedule, and NOI yield. We are focusing on creating manuals and educating employees in order to minimize business and operational risk in the operating asset business.

Real Estate Finance Business

ORIX recognizes market risk and credit risk as the major risks to the real estate finance business under a normal operating environment. Because of this, in our non-recourse loan business we monitor the loan-to-value ratio, the debt-service coverage ratio and other terms and conditions such as equity provided by other companies, interest reserve and guarantees, in addition to controlling risk through swift response to changes in the market. However, in a stress-case such as a significant drop in market liquidity, we diligently monitor the cash flow from the properties to improve the terms and conditions of our loans. In addition, capitalizing on our real estate expertise, we can flexibly respond to the changing business environment by taking on business risk as a profitable operation through the acquisition and holding of the collateral.

Housing Loan Business

The housing loan business of ORIX Trust and Banking manages risk housing individual screenings, each of which consists of a comprehensive evaluation including the cash flows that can be derived from the property, collateral value and the client’s potential to repay. When making housing loans to individuals for the purchase of a property for self-occupancy purposes, we focus on the stability of the client’s income, emphasizing disposable income. When making loans for the purchase of a condominium for investment purposes we carry out a stress test on clients that have several properties to determine the amount of revenue in the event that rental revenues decrease significantly. When making a loan for the purchase of an apartment building, we perform a rental simulation to estimate vacancy rates based on the surrounding market, the impact of a rise in interest rates and expected future cost. Through this simulation, we evaluate the potential client’s ability to repay.

Principal Investment Business

Credit risk and market risk are the main risk of the principal investment business conducted by the Investment Banking segment, which varies according to the stage of development. Credit risk is high for companies for which we are raising corporate value due to the focus on cash flow. Market risk increases as time for collection nears, due to measuring the corporate value by referencing the corporate values of similar industries.

When making our initial investment decision, we do a credit evaluation, analyzing the company’s credit risk and assessing its cash flow. Also, we perform a multi-faceted evaluation, engaging administrative departments such as the accounting and legal departments to consider the characteristics of the operation and investment scheme. Specifically, we analyze the operating environment, corporate strategy and method for increasing corporate value, and verify the adequacy of profitability, estimated investment timeline and exit strategy scenarios.

After an investment has been made, each transaction is monitored for deviations in cash flow, increased corporate value, exit strategy, corporate strategy, and business environment from the original scenario. The frequency of monitoring has been increased during these times of rapid changes in the business environment, and we are simultaneously verifying the adequacy of investment scenarios and swiftly taking the necessary actions. We are working to enhance the management of investments that have a significant impact on the ORIX Group through such measures as the dispatch of management personnel. We also take the result of monitoring into account for risk calculations for each investment.

U.S. Operations

The ORIX Group conducts investment banking operations in the U.S., providing investment and finance services, such as investment in securities including corporate finance and CMBS, and advisory and corporate valuation services related to M&A and corporate financial restructuring. Investment and finance business is conducted by our U.S. subsidiary. Investment banking business is conducted by Houlihan Lokey Howard & Zukin (“Houlihan Lokey”) under our U.S. subsidiary. The following sections overview the risk management systems applied to these operations.

Investment and Finance Business

The main risks for the investment and finance business are credit risk, market risk and operational risk.

At the time of origination, we assign an internal credit rating for each investment and loan taking into consideration the credit status of the borrower or company in which we are investing and the collateral for the transaction. We continually monitor credit throughout the financing period, reconsidering the internal credit rating at fixed intervals. Monitoring is conducted by performing a comprehensive analysis of the investment and/or loan, taking into account the profits and losses and cash flow of the company, competitive edge, corporate value and balance sheet stability, which is reflected in our internal rating. For investments and loans with a rating requiring attention, administrative departments outside of the Accounting Department, Legal Department and the department responsible for investments and loans participate to produce an objective and compound evaluation the deciding management policies such as provisions and impairments.

Regarding market risk, we monitor on a daily basis the market value and mark-to-market valuation of our investments and loans. In addition, we proactively manage risk by referring to the credit risk information for each investment and loan that we acquired during the credit risk management process and by conducting early exits to secure profits or minimize losses.

Regarding operational risk, the investment, loan provider and manager are separated. Each acts independently according to the financing process manual. Also, the internal audit department regularly inspects the performance of our investing and lending operations.

Investment Banking Business

Operational risk is the main risk in the investment banking business.

Houlihan Lokey complies with operating standards set forth by authorities responsible for overseeing the investment banking business such as the U.S. Financial Industry Regulatory Authority (FINRA) and U.K. Financial Services Authority (FSA). It is vital that the advice and evaluation forms provided as a part of the investment banking business maintain quality and operational methods that meet these standards. In order for Houlihan Lokey to provide high-quality advisory and evaluation services according to the appropriate methods, operational risk is managed through such methods as an internal quality control committee.

Retail Businesses

Life Insurance Business

The main business risk in the life insurance business is risk associated with accepting insurance contracts.

Before finalizing insurance contracts, ORIX Life Insurance takes thorough measures to prevent the acceptance of fraudulent contracts by rigorously examining health condition declarations and medical examination reports as well as by taking steps to confirm associated marketing-related situations. These measures promote the fair and equitable treatment of policyholders and, because they are important determinants of future insurance-related profitability, ORIX Life Insurance promotes their effective execution by ensuring the hiring of sufficient staff and encouraging staff to acquire specialized know-how. ORIX Life Insurance also educates and instructs representative branch staff and agents to enhance compliance regarding the prevention of personal information leaks and regarding the solicitation of insurance.

Consumer Card Loan Business

Credit risk is the main risk associated with the consumer card loan business.

New transactions capitalize on extensive individual credit evaluation know-how, as well as a proprietary scoring system that is founded on a database accumulated over many years. In accordance with the self-regulations established by the Moneylending Business Law and the Japan Financial Services Association, we evaluate customer creditworthiness based on an analysis of customer attributes, such as income level, as well as diverse other factors that may affect the borrower’s ability to repay, such as past credit quality and other debt. Then we set the levels of interest rates and credit limits in line with each customer’s credit risk.

Regarding card loan contracts, depending on customers’ financial condition at the initial contract date, we obtain information from several consumer credit bureaus and undertake subsequent credit evaluations at regular intervals to constantly monitor changes in the customers’ financial condition.

These subsequent credit evaluations examine changes in customers’ attributes and other debt, and analyze the customers’ repayment history with respect to ORIX Credit and other creditors. Moreover, particularly regarding customers with deteriorating credit, we provide counseling programs and through those programs work to gain a more detailed understanding of customers’ situations.

Depending on the results of these subsequent evaluations, we may discontinue supplementary loans or reduce credit limits, in order to continually control credit risk.

Furthermore, the implementation of total volume controls is expected to become effective by June 2010 pursuant to the revised Moneylending Business Law. According to the regulations, in principle if a borrower’s loans exceed one-third of the borrower’s yearly income (including existing loans), it will become necessary to decline applications for new loans and stop increased financing.

GOVERNMENTAL AND POLITICAL POLICIES AND FACTORS

In our opinion, no current governmental economic, fiscal, monetary or political policies or factors have materially affected, or threaten to materially affect, directly or indirectly, our operations or the investments in our Shares by our U.S. shareholders.

Item 6. Directors, Senior Management and Employees

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

COMPANY WITH COMMITTEES BOARD MODEL

Since the establishment in June 1997 of an Advisory Board, which included experienced and resourceful individuals from outside the Company, ORIX has strengthened its corporate governance framework with the aim of objectively determining whether its business activities are emphasizing the interests of its shareholders. In June 1998, we introduced a Corporate Executive Officer system to help separate strategic decision-making functions from day-to-day administrative operations. In June 1999, ORIX reduced the number of members on its Board of Directors, arranged for three Advisory Board members to fill two positions as independent directors and one position as an advisor to the Board, and phased out the Advisory Board. In addition, the Nominating Committee and the Compensation Committee were established to operate as support units for the Board of Directors.

At the 40th annual general meeting of shareholders held in June 2003, shareholders of ORIX passed a resolution to amend ORIX’s articles of incorporation and allow the Company to adopt a “Company with Committees” board model, which became possible as a result of the amendment to the Law for Special Provisions for the Commercial Code of Japan, or the old Commercial Code, effective April 2003. The Company with the Committees board model replaced the former system that required corporate auditors to monitor the board on behalf of shareholders.

When the Company Law of Japan, or the Company Law, came into effect in May 2006, ORIX automatically became a company with a revised “Company with Committees” board model under the related enacting provisions for the Company Law, through which any company with a “Company with Committees” board structure under the old Commercial Code was deemed to have amended its articles of incorporation, to include a provision regarding the structure of the board of directors, committees and accounting auditors. There are no substantial differences between the system for companies with a “Company with Committees” board model under the old Commercial Code and the revised system for companies with a “Company with Committees” board model under the Company Law.

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

Under the Company Law, an “outside” director is defined as a director who does not have a role in executing the company’s business, meaning those who have not assumed, in the past, the position of a representative director or a director with the role of executing the business, executive officer (shikkou-yaku), manager or any other employee of the company or its subsidiaries, and who does not currently assume such position of such company or subsidiaries. Each committee of ORIX is currently composed entirely by outside directors.

Board of Directors

ORIX’s board of directors has the ultimate decision-making responsibility for our important affairs. It also monitors the performance of the directors and executive officers, and receives performance reports from the executive officers. The articles of incorporation of ORIX provide for no less than three directors. Directors are elected at general meetings of shareholders. The term of office for any director, as stipulated under the Company Law, for companies that adopt a “Company with Committees” board model, expires at the close of the first annual general meeting of shareholders after his or her election.

Under the Company with Committees board model, the board of directors carries out decisions on the day-to-day administration related to items that, either as a matter of law or dictated by our articles of incorporation, cannot be entrusted to executive officers, and important items as determined by the regulations of the board of directors. The Board of directors is responsible for approving and monitoring on a regular basis, ORIX’s policies which includes corporate planning such as capital management, fund procurement and personnel strategies. Aside from such items, the Board of Directors delegates decision making regarding operational execution to Representative Executive Officers. The Board of Directors also receives reports from executive officers and committees regarding the status of business execution.

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

From April 1, 2008 through March 31, 2009 the Board of Directors met 10 times. The attendance rate of directors for these meetings was 99%.

The Board of Directors includes 11 members, five of whom are outside directors.

Audit Committee

Under the Company with Committees system, the directors of the Company that compose the Audit Committee are not permitted to be executive officers, executive directors, managers, any other employees or accounting counselors (kaikei san-yo) of the Company or its subsidiaries. Under the Company with Committees board model, the Audit Committee generally has powers and duties to monitor the performance of the directors and executive officers in the performance of their duties, as well as the right to propose the appointment or dismissal, or to pass resolutions for refusing reappointment of the Company’s independent certified public accountants at the annual general meeting of shareholders. Any proposal for appointment or dismissal of a certified public accountant needs to be submitted to a general meeting of shareholders for approval. In furtherance of its responsibilities, the Audit Committee has the power to request a report of business operations from any director, executive officer, manager or other employee at any time, and to inspect for itself the details of the Company’s business operations and financial condition.

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

The Audit Committee met 8 times from April 1, 2008 through March 31, 2009. The attendance rate of these meetings was 94%.

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

From April 1, 2008, through March 31, 2009, the Nominating Committee met 8 times. The attendance rate of these meetings was 95%.

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

Furthermore, the Nominating Committee determines whether the conditions necessary for director independence have been met in accordance with nomination criteria for outside directors. Presently all outside directors meet the necessary conditions, which are:

•

No individuals, or their family members(1), may receive a compensation of more than ¥10 million annually excluding compensation as an employee for family members, and excluding the individual’s compensation as outside directors, from ORIX or its subsidiaries.

•	No individuals, or their family members(1), may be a major shareholder of ORIX (more than 10% of issued shares) or represent the interests of a major shareholder.

•

No individuals may have served as an executive officer or an employee of ORIX or its subsidiaries within the past five years. No family members(1) may have served as an executive officer of ORIX or its subsidiaries within the past five years.

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

Compensation Committee

The Compensation Committee has the authority to set the policy for determining compensation for directors and executive officers in accordance with the Company Law and to set the specific compensation packages (including all bonuses and other financial remuneration provided as compensation for the performance of their duties as directors or executive officers) for each individual director and executive officer. Director and executive officer compensation information is disclosed in accordance with the Company Law.

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

Compensation Policy for Directors

The compensation policy for directors who are not also executive officers aims for a level and composition of compensation that is effective in maintaining supervisory and oversight functions of executive officers’ performance in business operations, which is the main duty of directors. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on duties performed, a shares component of compensation(1), and stock options.

Compensation Policy for Executive Officers

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while incorporating in its composition a component that is linked to current period business performance. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on positions and duties performed, a performance-linked component, a shares component of compensation(2), and stock options.

From April 1, 2008 through March 31, 2009, the Compensation Committee met 8 times to determine policies. The attendance rate of these meetings was 88%.

The Compensation Committee is comprised of Yoshinori Yokoyama (Chairman), Hirotaka Takeuchi, Takeshi Sasaki and Teruo Ozaki. All four members are outside directors.

Note: (1)(2)	The shares component of compensation is a system in which points are annually allocated to directors and executive officers based upon prescribed standards and the compensation provided is the amount equal to the accumulated number of points multiplied by the stock price at the time of retirement. Under this system, directors and executive officers have an obligation to purchase shares from the company at the stock price that prevails at the time of their retirement using the after-tax compensation provided.

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

THE DIRECTORS

The directors of ORIX as of June 26, 2009 are as follows:

Name (Date of birth)	Current positions and principal outside positions	Business experience		Share-holdings as of June 26, 2009
Yoshihiko Miyauchi (1) (Sep. 13, 1935)	Director, Representative Executive Officer, Chairman and Chief Executive Officer	Aug. 1960	Joined Nichimen & Co., Ltd. (currently Sojitz Corp.)	39,380
		Apr. 1964	Joined ORIX
		Dec. 1967	General Manager of the Office of the President
		Mar. 1970	Director
		Nov. 1973	Corporate Senior Vice President
		May. 1976	Corporate Executive Vice President
		Nov. 1977	Representative Director
		Dec. 1979	Deputy President
		Dec. 1980	President and Chief Executive Officer
		Apr. 2000	Chairman and Chief Executive Officer
		Mar. 2003	Outside Director of SHOWA SHELL SEKIYU K.K.
		Jun. 2003	Outside Director of Sony Corp.
		Apr. 2006	Outside Director of ACCESS Co., Ltd.

Name (Date of birth)	Current positions and principal outside positions	Business experience		Share-holdings as of June 26, 2009
Yukio Yanase (2) (Jun. 15, 1944)	Director, Representative Executive Officer, President and Chief Operating Officer	Apr. 1968	Joined Saitama Bank (currently Resona Bank, Ltd.)	1,231
		Oct. 2001	President
		Nov. 2003	Joined ORIX as Advisor
		Feb. 2004	Corporate Executive Vice President
		Feb. 2005	Deputy President
		Jun. 2005	Director
		Jan. 2008	Representative Executive Officer, President and Chief Operating Officer
		Jun. 2009	Outside Director of TDK Corp.

Hiroaki Nishina (Sep. 18, 1944)	Director, Deputy President Group Corporate Sales Administrative Headquarters, Domestic Sales Administrative Headquarters Group Osaka Representative Chairman, ORIX Real Estate Corporation	Apr. 1968	Joined ORIX	3,591
		Jan. 1990	General Manager of Sales Department I of Tokyo Sales Headquarters
		Jun. 1993	Director
		Jun. 1998	Executive Officer
		Jun. 2000	Corporate Senior Vice President
		Apr. 2002	Corporate Executive Vice President
		Feb. 2005	Deputy President
		Jan. 2009	Responsible for Group Corporate Sales Administrative Headquarters, Domestic Sales Administrative Headquarters
		Mar. 2009	Group Osaka Representative Outside Director to DAIKYO

Haruyuki Urata (Nov. 8, 1954)	Director, Deputy President and Chief Financial Officer Office of the President Corporate Planning and Financial Control Headquarters	Apr. 1977	Joined ORIX	1,431
		Feb. 2004	Deputy Head of the Risk Management Headquarters
		Feb. 2005	Executive Officer
		Aug. 2006	Corporate Senior Vice President
		Jun. 2007	Director
		Jan. 2008	Deputy President Responsible for the Office of the President
		Jan. 2009	Chief Financial Officer
		Jun. 2009	Responsible for Corporate Planning and Financial Control Headquarters

Kazuo Kojima (Jul. 5, 1956)	Director, Corporate Executive Vice President Investment Banking Headquarters Securitization and Capital Markets Office	Apr. 1980	Joined ORIX	2,431
		Apr. 2003	Deputy Head of Real Estate Finance Headquarters
		Feb. 2005	Executive Officer
		Jan. 2006	Responsible for Securitization and Capital Markets Office
		Jan. 2007	Corporate Senior Vice President
		Jan. 2008	Corporate Executive Vice President Responsible for Investment Banking Headquarters
		Jun. 2008	Director

Name (Date of birth)	Current positions and principal outside positions	Business experience		Share-holdings as of June 26, 2009
Yoshiyuki Yamaya (Oct. 20, 1956)	Director, Corporate Executive Vice President Real Estate Headquarters President, ORIX Real Estate Corporation	Apr. 1980	Joined ORIX	2,280
		Apr. 2001	General Manager of the Office of the President
		Feb. 2005	Group Executive
		Aug. 2006	Executive Officer
		Jan. 2008	Group Senior Vice President
		Jan. 2009	Corporate Senior Vice President Responsible for Real Estate Headquarters
		Jun. 2009	Director Corporate Executive Vice President

Yoshinori Yokoyama (Sep. 16, 1942)	Outside Director Outside Director, Sumitomo Mitsui Financial Group, Outside Director, Sumitomo Mitsui Banking Corporation	Apr. 1966	Joined Kunio Maekawa & Associates (Tokyo)	600
		Sep. 1973	Joined Davis, Broady & Associates (New York)
		Sep. 1975	Joined McKinsey and Company, Inc.
		Jul. 1987	Director
		Jun. 1999	Advisor of ORIX
		Jun. 2002	Outside Director of ORIX
		Jun. 2006	Outside Director, Sumitomo Mitsui Financial Group and Sumitomo Mitsui Banking Corp.

Paul Sheard (Nov. 25, 1954)	Outside Director Global Chief Economist and Head of Economic Research, Nomura Security International	Apr. 1986	Postdoctoral fellowship at the Australian National University, The Australia-Japan Research Center	1,600
		Jul. 1988	Lecturer at the Australian National University, School of Economics
		Jul. 1993	Assistant Professor at Osaka University, School of Economics
		Jan. 1995	Joined Baring Asset Management as Strategist of the Japan Investment Team
		Sep. 1997	Head of the Japan Investment Team
		Sep. 2000	Joined Lehman Brothers, Inc. Tokyo as Managing Director and Chief Economist Asia
		Jun. 2003	Outside Director of ORIX
		Apr. 2006	Global Chief Economist of Lehman Brothers, Inc.
		Sep. 2008	Managing Director, Economics Research of Barclays Capital
		Nov. 2008	Global Chief Economist and Head of Economic Research at Nomura Securities International, Inc

Name (Date of birth)	Current positions and principal outside positions	Business experience		Share-holdings as of June 26, 2009
Hirotaka Takeuchi (Oct. 16, 1946)	Outside Director Dean, Hitotsubashi University Graduate School of International Corporate Strategy, Outside Director, Trend Micro Incorporated	Apr. 1969	Joined McCann-Erickson Hakuhodo Co., Ltd. (currently McCann-Erickson Japan, Inc.)	0
		Sep. 1976	Lecturer at the Graduate School of Business Administration at Harvard University
		Dec. 1977	Assistant Professor
		Apr. 1983	Assistant Professor at Hitotsubashi University’s School of Commerce
		Apr. 1987	Professor
		Apr. 1998	Dean of the Graduate School of International Corporate Strategy, Hitotsubashi University
		Jun. 2000	Corporate Auditor of ORIX
		Jun. 2004	Outside Director of ORIX
		Mar. 2005	Outside Director of Trend Micro Incorporated
Takeshi Sasaki (Jul. 15, 1942)	Outside Director Professor, Gakushuin University, Faculty of Law, Department of Political Studies, Outside Director, East Japan Railway Company, Outside Director, TOSHIBA Corporation	Apr. 1968	Assistant Professor at the University of Tokyo, School of Law	0
		Nov. 1978	Professor
		Apr. 1991	Professor at the University of Tokyo Graduate Schools for Law and Politics
		Apr. 1998	Dean of the University of Tokyo Graduate Schools for Law and Politics and School of Law
		Apr. 2001	President at the University of Tokyo
		Jun. 2003	Chairman of The Japan Association (currently, incorporated) of National Universities
		Apr. 2005	Professor at Gakushuin University, Faculty of Law, Department of Politics
		Jul. 2005	Advisor of ORIX
		Jun. 2006	Outside Director to East Japan Railway Co. Outside Director of ORIX
		Jun. 2007	Outside Director to TOSHIBA Corp.

Name (Date of birth)	Current positions and principal outside positions	Business experience		Share-holdings as of June 26, 2009
Teruo Ozaki (Dec. 29, 1944)	Outside Director, Head, Certified Public Accountant, Teruo Ozaki & Co., Corporate Auditor, Kirin Holdings Co., Ltd., Corporate Auditor, Tokai Rubber Industries, Ltd., Outside Director, The Bank of Tokyo-Mitsubishi UFJ, Ltd., Outside Director, DAIKYO	Apr. 1968	Joined Arthur Andersen Tokyo Office	0
		Jul. 1984	Representative Partner of Eiwa Audit Corp.
		Sep. 1991	Representative Partner of Inoue Saito Eiwa Audit Corp.
		Oct. 1993	Representative Partner of Asahi & Co. (currently KPMG AZSA & Co.)
		Jul. 1999	Executive Partner
		Jan. 2002	Deputy Managing Partner
		Sep. 2003	Retired from KPMG AZSA & Co.
		Oct. 2003	Opened Teruo Ozaki & Co.
		Mar. 2004	Corporate Auditor for Kirin Brewery Co. Ltd. (currently Kirin Holdings Co., Ltd.)
		Jun. 2004	Corporate Auditor for Tokai Rubber Industries, Ltd.
		Aug. 2004	Advisor to ORIX’s Audit Committee
		Oct. 2004	Director of UFJ Bank Ltd. (currently The Bank of Tokyo-Mitsubishi UFJ Ltd.)
		Jun. 2005	Outside Director to DAIKYO
		Jun. 2006	Outside Director of ORIX

Notes:	(1)	Yoshihiko Miyauchi started his career at Nichimen & Co., Ltd. currently Sojitz Corporation, in 1960. After four years, he joined Orient Leasing Co., Ltd., now ORIX Corporation, as one of the founding 13 members. In 1980, he was appointed president and CEO. Under his leadership, ORIX has become an integrated financial services company that is consistently at the forefront of innovation. He has been a strong advocate of deregulation, and he served as the president of the Council for Promoting Regulatory Reform, an organization reporting directly to the Cabinet, until October 2006. He earned a BA from Kwansei Gakuin University in 1958 and an MBA from the University of Washington in the USA in 1960.
	(2)	Yukio Yanase held a number of positions at Saitama Bank currently Resona Bank, Ltd. including roles in human resources, international operations, risk management, corporate planning and corporate communications, and investor relations. In October 2001, he was appointed president of Asahi Bank (currently Resona Bank). He joined ORIX Corporation as an advisor in November 2003. The following year, he was appointed executive officer for ORIX’s overseas operations in addition to his responsibilities for the Office of the President. In February 2005, he was named deputy president and was additionally given responsibility for the Alternative Investment & Development Headquarters. He became a director in June 2005, and was appointed president and COO of ORIX Corporation in January 2008. He graduated from Waseda University’s School of Law in 1968.
	(3)	All ORIX directors are engaged full-time except Messrs. Yoshinori Yokoyama, Paul Sheard, Hirotaka Takeuchi, Takeshi Sasaki, and Teruo Ozaki.

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

When the Company Law came into effect in May 2006, the Company adopted the “Company with Committees” board model under the Company Law. There is no substantial difference between the “Company with Committees” board model under the Commercial Code of Japan and under the Company Law.

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

Group Executive Officer Meetings

Group Executive Officer Meetings, in which executive officers and group executives of the Company participate, are held on a monthly basis to share important information related to the business execution of the ORIX Group.

Monthly Strategy Meetings

Monthly Strategy Meetings include meetings between top management and the individuals in charge of individual departments and business units to discuss matters such as the state of achievement of strategic targets and changes in the business environment. Meetings are held on a regular basis depending on the nature of the business. Matters of key importance to be deliberated on at Monthly Strategy Meetings are decided by the ICC and reported to the Board of Directors as necessary.

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

The Disclosure Committee, which plays a key role in our disclosure control, is chaired by the CFO and consists of the executive officers in charge of various departments, including: the Corporate Planning and Financial Control Headquarters, Risk Management Headquarters, Legal and Compliance Department, Human Resources and Corporate Administration Headquarters and the Office of the President. Upon receiving material information from an executive officer of the ORIX Group, or the person in charge of an ORIX Group company department, the committee discusses whether or not any timely disclosure is necessary, and takes steps to provide appropriate disclosure of such information.

The executive officers of the ORIX Group as of June 26, 2009, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Shareholdings as of June 26, 2009
Takeshi Sato	Corporate Executive Vice President	Risk Management Headquarters	7,026
Makoto Inoue	Corporate Executive Vice President	Global Business & Alternative Investment Headquarters	1,000
Hiroshi Nakamura	Corporate Senior Vice President	Legal and Compliance Department	1,756
Tamio Umaki	Corporate Senior Vice President	Chief Information Officer, Human Resources & Corporate Administration Headquarters, IT Planning Office, Administration Center, Asset Administration Department	5,974
Masayuki Okamoto	Corporate Senior Vice President	Domestic Sales Administrative Headquarters: responsible for Eastern Japan	600
Tadao Tsuya	Corporate Senior Vice President	Internal Audit Department	871
Yuki Oshima	Executive Officer	Chairman, ORIX USA Corporation	990
Mitsuo Nishiumi	Executive Officer	Investment Banking Headquarters President, ORIX Asset Management & Loan Services Corporation	1,210
Hiroshi Yasuda	Executive Officer	Investment Banking Headquarters	3,517

Name	Title	Areas of duties	Shareholdings as of June 26, 2009
Katsunobu Kamei	Executive Officer	Domestic Sales Administrative Headquarters: responsible for Western Japan and OQL Business, Group Osaka Deputy Representative	801
Kenichi Miyauchi	Executive Officer	Risk Management Headquarters	1,470
Yuichi Nishigori	Executive Officer	Corporate Planning and Financial Control Headquarters	343
Takao Kato	Executive Officer	Corporate Planning and Financial Control Headquarters	208
Hideaki Morita	Group Senior Vice President	Deputy President, ORIX Real Estate Corporation	3,748
Eiji Mitani	Group Senior Vice President	President, ORIX Auto Corporation	1,310
Tetsuo Matsumoto	Group Senior Vice President	Deputy President, ORIX Real Estate Corporation	3,460
Izumi Mizumori	Group Senior Vice President	President, ORIX Life Insurance Corporation	848
Katsutoshi Kadowaki	Group Executive	President, ORIX Rentec Corporation	1,572
Shuji Sakamoto	Group Executive	President, ORIX Alpha Corporation	1,422
Hisayuki Kitayama	Group Executive	President, ORIX Securities Corporation	620
Yoshitaka Fujisawa	Group Executive	President, ORIX System Corporation	403
Masatoshi Kenmochi	Group Executive	President, ORIX Credit Corporation	400

EMPLOYEES

As of March 31, 2009, we had 18,920 full-time employees, compared to 18,702 as of March 31, 2008 and 16,662 as of March 31, 2007. We employ 2,900 staff in the Corporate Financial Services segment, 3,280 staff in the Maintenance Leasing segment, 3,444 staff in the Real Estate segment, 2,505 staff in the Investment Banking segment, 1,623 staff in the Retail segment, 3,356 staff in the Overseas Business segment and 1,812 staff as part of our headquarters function as of March 31, 2009. With the exception of the Overseas segment all other staff are located in Japan. As of March 31, 2009, we had 6,981 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.

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

ORIX and some of its subsidiaries have established contributory and non-contributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥2,578 million, ¥2,978 million and ¥3,947 million in fiscal 2007, 2008 and 2009, respectively.

SHARE OWNERSHIP

As of June 26, 2009, the directors, executive officers and group executives of the Company directly held an aggregate of 92,093 Shares, representing 0.10% of the total Shares then in issue.

COMPENSATION

To ensure greater management transparency, we established the executive nomination and compensation committee in June 1999. Its functions included recommending executive remuneration. With the move to a “Company with Committees” board model in June 2003, the committee was replaced with a Nominating Committee and a Compensation Committee. For discussion of these committees, see “Item 6.—Directors, Senior Management and Employees—Nominating Committee” and “—Compensation Committee.”

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

Compensation for directors, executive officers and group executives in fiscal 2009 was ¥1,161 million in the aggregate. Of the aggregate amount, the five non-executive directors received ¥60 million and the 35 executive officers and group executives (including executive directors) received ¥1,101 million in fixed compensation. Compensation linked to the performance of the Company was not paid for the fiscal year ended March 31, 2009 as decided by the Compensation Committee on February 9, 2009.

In addition, in June 2005, we introduced a share component of compensation. The total number of points granted to directors, executive officers and group executives for fiscal 2009 is equivalent to 29,854 points. Under this system, ¥153 million, which is equivalent to 13,932 points accumulated up to the time of retirement, was paid to five executive officers and one group executive who retired during fiscal 2009. As a result, the balance to directors, executive officers and group executives as of March 31, 2009 was 85,379 points.

In addition, in June 2005 we established guidelines for ownership of our shares for directors, executive officers and group executives.

There are no service contracts between any of our directors, executive officers or group executives and the Company or any of its subsidiaries providing for benefits upon termination of employment.

The following table shows the names of directors, executive officers and group executives who received stock options, and the number of Shares for which they were granted options, under the 1999, 2000, 2001, 2002, 2003, 2004, 2005, 2006, 2007 and 2008 stock option plans. Each unit of the Shares has one vote. We have not issued any preferred shares. Titles for each individual as of June 23, 2009 unless otherwise described, are as follows:

Name	Title	1999-2007 stock option plans	2008 stock option plan
Yoshihiko Miyauchi	Director, Chairman and Chief Executive Officer	153,800	4,400
Yukio Yanase	Director, President and Chief Operating Officer	15,000	2,800
Hiroaki Nishina	Director, Deputy President	48,500	2,000
Haruyuki Urata	Director, Deputy President and Chief Financial Officer	8,600	2,000
Kazuo Kojima	Director, Corporate Executive Vice President	10,200	1,400
Yoshiyuki Yamaya	Director, Corporate Executive Vice President	10,400	1,200
Yoshinori Yokoyama	Outside Director	6,300	400
Paul Sheard	Outside Director	4,800	400
Hirotaka Takeuchi	Outside Director	4,800	400
Takeshi Sasaki	Outside Director	800	400
Teruo Ozaki	Outside Director	800	400
Takeshi Sato	Corporate Executive Vice President	46,300	1,400
Makoto Inoue	Corporate Executive Vice President	10,100	1,200
Hiroshi Nakamura	Corporate Senior Vice President	22,900	1,200
Tamio Umaki	Corporate Senior Vice President	31,700	1,200
Masayuki Okamoto	Corporate Senior Vice President	12,000	1,000
Tadao Tsuya	Corporate Senior Vice President	5,300	1,000
Yuki Oshima	Executive Officer	9,600	1,000
Mitsuo Nishiumi	Executive Officer	8,700	1,000
Hiroshi Yasuda	Executive Officer	5,280	1,000
Katsunobu Kamei	Executive Officer	5,500	1,000
Kenichi Miyauchi	Executive Officer	4,800	600
Yuichi Nishigori	Executive Officer	2,240	600
Takao Kato	Executive Officer	4,140	600
Hideaki Morita	Group Senior Vice President	16,300	1,200
Eiji Mitani	Group Senior Vice President	17,000	1,200
Tetsuo Matsumoto	Group Senior Vice President	23,000	1,200
Izumi Mizumori	Group Senior Vice President	18,000	1,200
Katsutoshi Kadowaki	Executive Officer	7,100	1,000
Shuji Sakamoto	Group Executive	5,300	1,000
Hisayuki Kitayama	Group Executive	5,900	1,000
Yoshitaka Fujisawa	Group Executive	3,700	600
Masatoshi Kenmochi	Group Executive	6,000	600

STOCK OPTION PLAN

We have adopted various incentive plans. The purpose of our stock option plan is to enhance the awareness of the option holders of the link between management, corporate performance and stock price, and, in this way, improve our business results. These plans are administered by the Human Resources Group of ORIX. For further discussion of the stock-based compensation, see Note 18 in “Item 18. Financial Statements.”

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

At the annual general meeting of shareholders in June 2008, our shareholders approved the 2008 Stock Acquisition Rights Plan, under which 11,310 stock acquisition rights, each convertible into 10 new Shares, were granted to some employees of ORIX and directors and certain employees of subsidiaries and affiliates.

In addition, the compensation committee approved the 2008 Stock Acquisition Right Plan, under which 3,480 stock acquisition rights, each convertible into 10 new Shares were granted to directors and executive officers of ORIX.

	Shares granted	Exercise price per Share	Option expiration date
1999 Stock Option Plan	145,000	10,393	June 29, 2009
2000 Stock Option Plan	316,700	16,272	June 29, 2010
2001 Stock Subscription Rights Plan	300,900	12,329	June 28, 2011
2002 Stock Acquisition Rights Plan	453,300	7,452	June 26, 2012
2003 Stock Acquisition Rights Plan	516,000	7,230	June 25, 2013
2004 Stock Acquisition Rights Plan	528,900	12,121	June 23, 2014
2005 Stock Acquisition Rights Plan	477,400	19,550	June 21, 2015
2006 Stock Acquisition Rights Plan	194,200	30,626	June 20, 2016
2007 Stock Acquisition Rights Plan	144,980	32,072	June 22, 2017
2008 Stock Acquisition Rights Plan	147,900	17,467	June 24, 2018

Details of 2008 Stock Acquisition Rights

	Number of People	Shares Granted
Directors and Executive Officers	27	34,800
Employees of the Company	326	70,980
Directors of Subsidiaries and Affiliates of the Company	35	14,960
Corporate Auditors of Subsidiaries and Affiliates of the Company	0	0
Employees of Subsidiaries and Affiliates of the Company	128	27,160

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders as of March 31, 2009 registered on our Register of Shareholders. Each unit of the Shares (1 unit = 10 Shares) has one vote and our major shareholders have no different voting rights. We do not issue any preferred shares.

Name	Number of Shares held	Percentage of total Shares in issue
	(thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	11,702	12.69
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	8,157	8.84
The Master Trust Bank of Japan, Ltd. (Trust Account)	7,706	8.35
ORIX Corporation	2,771	3.00
SSBT OD05 Omnibus Account China Treaty Clients 808150	1,550	1.68
Mizuho Corporate Bank, Ltd.	1,500	1.62
Nippon Life Insurance Company	1,385	1.50
Trust & Custody Services Bank, Ltd.	1,276	1.38
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	1,096	1.18
Takashi Kotegawa	1,070	1.16

ORIX is not directly or indirectly owned or controlled by any corporations, natural or legal persons severally or jointly. As of March 31, 2009, the percentage of outstanding Shares held by overseas corporations and individuals was 34.25%. On March 31, 2009, approximately 1,446,586 ADSs were outstanding. This is equivalent to 723,293 or approximately 0.78% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by 3 record holders in the United States.

We received a copy of a filing made by Capital Research and Management Company, to the Kanto Local Finance Bureau on December 19, 2008 indicating that Capital Research and Management Company and several companies of Capital Group held 2,795,583 Shares, representing 3.03% of ORIX’s outstanding Shares. In addition, in February 2009, ORIX received a notice from Capital Group International, Inc., or CGII, that included a copy of a Schedule 13G filed by CGII and Capital Guardian Trust Company on February 2, 2009 pursuant to Rule 13d-1(b) under the Securities and Exchange Act of 1934, or the Act. The notice indicated that neither CGII nor any of its affiliates owned Shares for its own account and that the Shares were held solely for investment purposes in the ordinary course of business and not with the purpose or effect of changing or influencing control. However, by virtue of Rule 13d-4 under the Act, CGII may be deemed to “beneficially own” and have sole dispositive power over 2,768,600 Shares as of December 31, 2008, representing 3.0% of ORIX’s outstanding Shares at that time, and it has sole voting power with regard to 2,116,080 Shares, representing 2.29% of ORIX’s outstanding Shares.

In January 2009, we received a copy of a filing made by AllianceBernstein Group, to the Kanto Local Finance Bureau on January 20, 2009 indicating AllianceBernstein Group, primarily through AllianceBernstein L.P., held 2,531,084 Shares, representing 2.74% of ORIX’s outstanding Shares, as part of AllianceBernstein Group’s assets under management.

In April 2009, we received a copy of a filing made by J.P.Morgan Group to the Kanto Local Finance Bureau on April 21, 2009 indicating that J.P.Morgan Group, primarily through J.P.Morgan Asset Management Ltd., held 6,346,613 Shares, representing 6.88% of ORIX’s outstanding Shares, as part of the J.P.Morgan Group’s assets under management.

In May 2009, we received a copy of a filing made by Barclays Group to the Kanto Local Finance Bureau on May 15, 2009 indicating Barclays Group, primarily through Barclays Global Investors, N.A., held 3,750,943 Shares, representing 4.07% of ORIX’s outstanding Shares, as part of Barclays Group’s assets under management.

In May 2009, we received a copy of a filing made by Mitsubishi UFJ Financial Group to the Kanto Local Finance Bureau on May 18, 2009 indicating Mitsubishi UFJ Financial Group, primarily through Mitsubishi UFJ Trust Bank Ltd., held 4,821,197 Shares (not including 396,872 residual securities), representing 5.23% of ORIX’s outstanding Shares, as part of Mitsubishi UFJ Financial Group’s assets under management.

In June 2009, we received a copy of a filing made by Nomura Group to the Kanto Local Finance Bureau on June 2, 2009 indicating Nomura Group, primarily through Nomura Asset Management Co., Ltd., held 7,450,366 Shares (not including 2,105,110 residual securities), representing 8.07% of ORIX’s outstanding Shares, as part of Nomura Group’s assets under management.

In June 2009, we received a copy of a filing made by Fidelity Group to the Kanto Local Finance Bureau on June 19, 2009 indicating Fidelity Group, primarily through Fidelity Investments Japan Ltd., held 9,714,360 Shares, representing 10.53% of ORIX’s outstanding Shares, as part of Fidelity Group’s assets under management.

RELATED PARTY TRANSACTIONS

As of March 31, 2009, no person was the beneficial owner of more than 10% of any class of the Shares which might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with Capital Group, AXA Group ,JP Morgan Group, Barclays Group, Mitsubishi UFJ Group, Nomura Holdings Group, Fidelity Group, or other shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain key management personnel or with certain companies over which we, or our key management personnel, may have a significant influence. Our business relationships with these companies and individuals cover many of the financial services we provide our clients generally. We believe we conduct our business with these companies and individuals in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in us, if they were not our key management personnel, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

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

One of our subsidiaries, ORIX Eco Services Corporation, has entered into an agreement to act as the distribution agent for Aemotech Corporation in Japan for the purchase and sale of Aemotech’s asbestos measuring instruments. Aemotech is owned by one of our outside directors, Yoshinori Yokoyama, who also serves as the director. Although this contract will not be material to us it may be a material contract to Aemotech.

One of our subsidiaries, ORIX Living Corporation has entered into a customer referral agreement with ICZ Corporation. As a result, we have had a few transactions with ICZ during fiscal 2009. A son of Yoshihiko

Miyauchi, one of our directors, is a representative director of ICZ. Although the agreement and related transactions were made in the ordinary course of business and are not material to us they may be a material to ICZ.

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph except as follows. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥4,540 million as of March 31, 2009 and did not exceed ¥9 billion at any time during the fiscal year. We have extended a ¥20 billion debt assumption facility on behalf of our affiliate, DAIKYO, whereby we have agreed to purchase accounts receivable originated by DAIKYO from certain of its suppliers at a discount. The average duration of such transactions, the time between our purchases of the accounts receivable to repayment by DAIKYO, is 150 days. As of March 31, 2009, the outstanding amount of such accounts receivable that we had purchased under this facility was ¥10,285 million, and ¥9,715 million remained outstanding under the debt assumption facility. We believe the commercial commitments were made in the ordinary course of business, on substantially the same terms, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features. In fiscal 2009, ORIX Real Estate Corporation, our subsidiary, also entered into various real estate transactions with DAIKYO. These dealings are done at fair prices based on third-party appraisal, and consist less than 10% of the total sales of DAIKYO. Other than the commitments, we also enter into certain ordinary course of business transactions, including financing leases, with DAIKYO. These transactions are not material to either us or DAIKYO.

We also sold ORIX Facilities Corporation to DAIKYO in exchange for ¥9.4 billion of its Class 8 convertible preferred shares. In connection with the sale, ORIX Corporation and ORIX Real Estate Corporation have signed a business collaboration agreement with ORIX Facilities Corporation, which gives ORIX Facilities certain ordering priorities, subject to reasonable conditions in regard to the management of real estate owned or subdivided by the ORIX Group. Any orders made under the collaboration agreement would be on market terms, and we do not view either the sale of ORIX Facilities nor any transactions contemplated by the collaboration agreement to be material to us, although they may be to ORIX Facilities or DAIKYO.

Other than those mentioned above, the amount of loans to companies included in the related parties described in (ii) and (v) above totaled ¥5,437 million as of March 31, 2009. Of this amount, approximately 38% is loans to a general trading company and 30% is loans to a hotel management company. We believe these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

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

The following table shows the reported high and low sales prices of the Shares on the Tokyo Stock Exchange, excluding off-floor transactions. High and low sales price quotations from the Tokyo Stock Exchange have been translated in each case into dollars per ADS at the noon buying rate for yen expressed in yen per $1.00 in New York City for cable transfer in foreign currencies on the relevant date or the noon buying rate for yen on the next business day if the relevant date is not a business day.

TOKYO STOCK EXCHANGE PRICE SHARE

	Price per Share		Translated into dollars per ADS
	High	Low	High	Low
Fiscal Year ended March 31, 2005	14,790	9,950	71	44
Fiscal Year ended March 31, 2006	36,800	13,330	157	63
Fiscal Year ended March 31, 2007	38,150	24,330	162	104
Fiscal Year ended March 31, 2008
First fiscal quarter	35,200	30,300	146	127
Second fiscal quarter	33,250	21,110	271	185
Third fiscal quarter	28,700	18,270	246	160
Fourth fiscal quarter	19,140	11,930	179	123
Fiscal Year ended March 31, 2009
First fiscal quarter	21,000	14,420	100	71
Second fiscal quarter	17,670	11,880	82	57
Third fiscal quarter	13,190	4,000	65	22
Fourth fiscal quarter	5,550	1,854	30	10
Recent six months
December 2008	6,150	4,000	33	22
January 2009	5,550	3,860	30	22
February 2009	4,060	1,854	23	10
March 2009	3,780	2,045	19	10
April 2009	5,090	3,330	26	17
May 2009	6,290	4,610	33	23

NEW YORK STOCK EXCHANGE

The ADSs are listed on the New York Stock Exchange under the symbol “IX.”

Two ADSs represent one share. On March 31, 2009, approximately 1,446,586 ADSs were outstanding. This is equivalent to 723,293 or approximately 0.78% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by 3 record holders in the United States.

The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE PRICE PER ADS

	High	Low	Average daily trading volume (shares)
Fiscal Year ended March 31, 2005	71.75	44.05	4,702
Fiscal Year ended March 31, 2006	155.47	64.49	8,411
Fiscal Year ended March 31, 2007
First fiscal quarter	160.03	110.59	13,805
Second fiscal quarter	140.39	106.75	14,381
Third fiscal quarter	147.90	117.27	13,521
Fourth fiscal quarter	150.76	130.85	13,275
Fiscal Year ended March 31, 2008
First fiscal quarter	144.79	125.80	32,065
Second fiscal quarter	136.65	95.83	35,089
Third fiscal quarter	123.53	82.78	33,751
Fourth fiscal quarter	88.69	61.00	43,733
Fiscal Year ended March 31, 2009
First fiscal quarter	98.79	72.00	42,309
Second fiscal quarter	78.74	56.05	34,817
Third fiscal quarter	63.67	22.81	63,778
Fourth fiscal quarter	29.81	9.72	136,906
Recent six months
December 2008	31.94	22.81	98,774
January 2009	29.81	21.72	194,185
February 2009	22.48	9.72	144,683
March 2009	19.29	10.29	78,118
April 2009	25.78	17.35	57,788
May 2009	32.65	23.84	56,511

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

PURPOSES

Our corporate purposes, as provided in Article 2 of our articles of incorporation, are to engage in the following businesses: (i) lease, purchase and sale (including purchase and sale on an installment basis.), maintenance and management of movable property of all types; (ii) moneylending business, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, agent for collection of money and other financial business; (iii) holding, investment in, management, purchase and sale of financial instruments such as securities and other investment business; (iv) advice, brokerage and agency relating to the merger, capital participation, business alliance and business succession and reorganization, etc.;(v) financial instruments and exchange business, financial instruments broker business, banking, trust and insurance business, advisory service business relating to investment in commodities, trust agreement agency business and credit management and collection business; (vi) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance; (vii) lease, purchase and sale, ground preparation, development, maintenance and management of real property and warehousing; (viii) contracting for construction, civil engineering, building utility and interior and exterior finishing, and design and supervision thereof; (ix) management of various facilities for sports, lodging, restaurant, medical treatment, welfare and training and education, etc., and conducting sports, etc.; (x) waste-disposal business; (xi) trading of emission rights for greenhouse gases and other various subjects; (xii) supply of various energy resources and the products in relation thereto; (xiii) planning, developing, contracting for, lease and sale of, intangible property rights; (xiv) information processing and providing services, telecommunications business; (xv) business of dispatching workers to enterprise and employment agency business; (xvi) purchase and sale of antiques; (xvii) transport business; (xviii) brokerage, agency, investigation and consulting for business relating to any of the preceding items, and pension consulting service; (xix) as a result of holding shares in a subsidiary company engaged in those activities, engaging in business relating to any of the preceding items and managing such company’s business activities; (xx) any and all businesses incidental or related to any of the preceding items.

GENERAL MEETING OF SHAREHOLDERS

The annual General Meeting of our Shareholders is held in June each year and extraordinary General Meetings of Shareholders may be held whenever necessary (Article 11). Notices for calling either an annual or an extraordinary General Meeting of Shareholders must be given to shareholders at least two weeks prior to the date set for such meetings. General Meetings of Shareholders can be called by a director pursuant to a resolution of the board of directors (Article 13).

Unless otherwise provided under applicable laws or ordinances, each shareholder holds one vote per one Unit and generally, those shareholders of the Company registered or recorded as having voting rights on the Register of Shareholders as of the end of a given fiscal year are permitted to exercise their voting rights at the annual General Meeting of Shareholders to be convened after the completion of that fiscal year and those shareholders of the Company registered or recorded as having voting rights on the Register of Shareholders as of a date fixed by the Company are permitted to exercise their rights at the annual General Meeting of Shareholders concerning that fiscal year (Article 12). The record date for an annual general meeting of shareholders is March 31 of each year (Article 12, Article 33).

Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by the holder of a majority of the total number of the voting rights represented at the meeting. (Article 14).

DIRECTORS AND BOARD OF DIRECTORS

There shall be no less than three directors of the Company (Article 16). Directors are elected and removed at a General Meeting of Shareholders. A resolution for the election and removal of directors is adopted by a majority vote of the votes of the shareholders present at a meeting at which shareholders who hold one-third or more of the voting rights held by all of the shareholders of the Company who are permitted to exercise their voting rights at the General Meeting of Shareholders are present. In the case of election of directors, cumulative voting shall not be used (Article 17). The term of office of a director is for one year and expires upon conclusion of the annual General Meeting of Shareholders relating to the last fiscal year ending within one year after election of director (Article 18). Resolutions of the Board of Directors are adopted by a majority vote of the directors present at a meeting attended by a majority of the directors who may participate in making resolutions (Article 21).

BOARD COMMITTEES

As a company with committee’s we are required to maintain a Nominating Committee, an Audit Committee and a Compensation Committee (Article 10). The members of each Board Committee are elected from among the directors by a resolution of the Board of Directors meeting. Each Committee is composed of three or more members. The majority of members of each Committee are required to be Outside Directors. No member of the

Audit Committee may be an executive officer, manager or an operating director of the Company or any of the subsidiaries or the accounting advisor (if the accounting advisor is a corporate body, then the individuals performing the duties), manager or other employee of any of the Company’s subsidiaries (Article 24).

SHARES AND DISTRIBUTION OF DIVIDENDS AS DISTRIBUTION OF SURPLUS

We do not issue preferred stock. If the dividends from surplus as of the last day of the fiscal year are distributed within three months for common shares, we treat the shareholders or share pledgees registered or recorded on the Register of Shareholders as of the last day of the fiscal year as the person having rights to receive such dividends (Article 35). Dividends or other distributable assets shall not incur interest thereon. If the relevant distributed assets are not received within a full three years from the date on which the distribution of relevant distributed assets became effective, we may be released from its obligation to distribute such assets (Article 36). A Shareholder may not exercise shareholders’ rights in relation to any shares that it holds that are less than one Unit (ten shares) other than the rights set forth below under the Company Law of Japan (Article 6):

(1)	The right to receive the distribution of money, etc., when the Company distributes the money, etc. in exchange for acquiring one class of shares subject to terms under which the Company shall acquire all of such class shares;

(2)	The right to receive the distribution of money, etc., in exchange for acquisition of shares subject to terms under which the Company shall acquire such shares;

(3)	The right to receive allocation of shares when the Company allocates its shares without having a shareholder make new payment;

(4)	The right to demand that the Company purchase shares that are less than one Unit held by the shareholder;

(5)	The right to receive distribution of remaining assets;

(6)	The right to demand review of the Articles of Incorporation and delivery of their copies;

(7)	The right to receive the distribution of money, etc. pursuant to reverse stock split, stock split, allocation of stock acquisition right for free (which means that the Company allocates its stock acquisition right without having a shareholder make new payment), distribution of dividends as distribution of surplus or change of corporate organization;

(8)	The right to receive the distribution of money, etc. to be distributed pursuant to merger, share-swap or share-transfer effected by the Company;

(9)	The right to subscribe to Offering Shares and Offering Stock Acquisition Rights on a pro rata basis based upon the number of shares held by the shareholder; and

(10)	The right to demand that the Company sell to the number of additional shares necessary to make the number of shares of less than one Unit held by the shareholder, equal to one Unit.

In general, there are no limitations on the right to own shares of the Company’s common stock, including the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities imposed under Japanese law or by the Company’s articles of incorporation.

RESTRICTION ON DISTRIBUTIONS OF SURPLUS

Under the Company Law, when we make distributions of surplus, if the sum of our capital reserve and earned surplus reserve is less than one-quarter of our stated capital, we must, until such sum reaches one-quarter of the stated capital, set aside in our capital reserve and/or earned surplus reserve an amount equal to one-tenth of the amount of surplus so distributed as required by ordinances of the Ministry of Justice.

The amount of surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

“A” = the total amount of other capital surplus and other earnings surplus, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year

“B” = (if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof

“C” = (if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to capital reserve or earned surplus reserve (if any)

“D” = (if we have reduced our capital reserve or earned surplus reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any)

“E” = (if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock

“F” = (if we have distributed surplus to our shareholders after the end of the last fiscal year) the amount of the assets distributed to shareholders by way of such distribution of surplus

“G” = certain other amounts set forth in an ordinance of the Ministry of Justice, including (if we have reduced surplus and increased stated capital, capital reserve or earned surplus reserve after the end of the last fiscal year) the amount of such reduction and (if we have distributed surplus to our shareholders after the end of the last fiscal year) the amount set aside in capital reserve or earned surplus reserve (if any) as required by ordinances of the Ministry of Justice.

Under the Company Law, the aggregate book value of surplus distributed by us may not exceed a prescribed distributable amount, as calculated on the effective date of such distribution. Our distributable amount at any given time shall be the amount of surplus less the aggregate of: (a) the book value of our treasury stock; (b) the amount of consideration for any of our treasury stock disposed of by us after the end of the last fiscal year; and (c) certain other amounts set forth in an ordinance of the Ministry of Justice, including (if the total of the one-half of goodwill and the deferred assets exceeds the total of stated capital, capital reserve and earned surplus reserve, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice. If we have opted to become a company that applies the restriction on distributable amounts on a consolidated basis (renketsu haito kisei tekiyo kaisha), we will further deduct from the amount of surplus a certain amount which is calculated based on our non-consolidated and consolidated balance sheets as of the end of the last fiscal year as provided in ordinances of the Ministry of Justice.

If we have prepared interim financial statements as described below after the end of the last fiscal year, and if such interim financial statements have been approved by our board of directors or (if so required) by a general meeting of our shareholders, then the distributable amount must be adjusted to take into account the amount of profit or loss as set forth in ordinances of the Ministry of Justice, and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. Under the Company Law, we are permitted to prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements prepared by us must be reviewed by our independent auditors, as required by an ordinance of the Ministry of Justice.

STOCK SPLITS

We may at any time split the outstanding shares of common stock into a greater number of shares of common stock by resolution of the board of directors. When a stock split is to be made, if our only class of outstanding stock is common stock, we may increase the number of authorized shares in the same ratio as that of such stock split by amending our articles of incorporation, which amendment may be effected by resolution of the board of directors without approval by shareholders.

Before a stock split, we must give public notice of the stock split, specifying the record date therefor, not less than two weeks prior to such record date.

LIQUIDATION RIGHTS

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among shareholders of common stock in proportion to the respective number of shares which they hold.

ACQUISITION OF OUR SHARES BY US

We may acquire our shares, including shares of our common stock:

(i)	by way of purchase on any Japanese stock exchange or by way of tender offer (pursuant to a resolution of the board of directors);

(ii)	from a specific shareholder other than any of our subsidiaries (pursuant to a special resolution of a general meeting of shareholders); or

(iii)	from any of our subsidiaries (pursuant to a resolution of the board of directors).

In the case of (ii) above, any other shareholder of such class may make a request to a director, at least five days prior to the relevant shareholders’ meeting, to include such shareholder as a seller in the proposed purchase. However, no such right will be available if the relevant class of shares is listed on any Japanese stock exchange and the purchase price or any other consideration to be received by the relevant specific shareholder does not exceed the then market price of the shares calculated in a manner set forth in Ordinances of the Ministry of Justice.

Any such acquisition of our shares must satisfy certain requirements that the total amount of the purchase price may not exceed the distributable amount, as described in “—Restriction on Distributions of Surplus.” We may hold our shares acquired in compliance with the provisions of the Company Law, and may generally cancel such shares by a resolution of the board of directors, although the disposal of such shares are subject to the same proceedings for the issuance of new shares, in general.

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

Year ended	Cash Dividends per Share	Translated into dollar per ADS
March 31, 2005	40.00	0.18
March 31, 2006	90.00	0.40
March 31, 2007	130.00	0.53
March 31, 2008	260.00	1.25
March 31, 2009	70.00	0.36

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

The financial environment has rapidly deteriorated after the Lehman Brother’s bankruptcy filing. The effects spilled over into the real economy and it is expected to take some time for financial and real estate markets to recover. In this chaotic period of unprecedented economic environment, we believe that increasing the amount of retained earnings will improve medium- to long-term shareholder value. ORIX previously determined dividends with a 2% dividend-on-equity (DOE) ratio; however, we will adopt a dividend policy that prioritizes improved operational stability.

We also occasionally purchase our shares in the market through share buyback plans taking into account the adequate level of retained earnings and our ability to react appropriately act flexibly considering factors such as changes in the economic environment, trend in stock prices, and our own financial condition.

Applying these policies to the current business conditions, we declared a dividend of 70 yen per share for the year ended March 31, 2009, reduced by 190 yen from the prior year. We currently distribute dividends once a year as a year-end dividend.

Pursuant to the amendment to the Special Taxation Measures Law, dividends paid to US holders of Shares or ADSs are generally subject to a Japanese withholding tax at the rate of 7% for the period from January 1, 2009 to December 31, 2011.

TAXATION

JAPANESE TAXATION

The following is a summary of the principal Japanese tax consequences for owners of the Shares or ADSs who are non-resident individuals of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”). The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or conventions for the avoidance of double taxation occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor and potential investors are advised to satisfy themselves as to:

•	the overall tax consequences of the acquisition, ownership and disposition of Shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence.

by consulting their own tax advisors.

Shares

Generally, a non-resident Holder is subject to Japanese withholding tax on dividends on Shares or ADSs paid by us. Stock splits are not subject to Japanese income or corporation tax.

Pursuant to the Special Taxation Measures Law, the Japanese withholding tax rate applicable to dividends on Shares or ADSs paid to non-resident Holders by us is (i) 7% for dividends due and payable on or before December 31, 2011 and (ii) 15% for dividends due and payable on or after January 1, 2012, except for dividends paid to any individual non-resident Holder who holds 5% or more of the total number of shares issued by us, where the 20% withholding tax rate will apply. Japan has entered into income tax treaties, conventions and agreements where this withholding tax rate is, in some cases, reduced to a lower percentage for portfolio investors. Non-resident Holders of Shares in the countries who are entitled to this reduced Japanese withholding tax rate are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant Japanese tax authority before the payment of dividends. A standing proxy for a non-resident Holder may provide such application service. Non-resident Holders who do not submit an application in advance will be entitled to claim the refund from the relevant Japanese tax authority of those withholding taxes withheld in excess of the rate of an applicable tax treaty.

The Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Tax Convention, provides for a maximum rate of Japanese withholding tax which may be imposed on dividends paid to an eligible United States resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rate is generally limited to 10% of the relevant dividends.

Gains derived from the sale outside Japan of Shares or ADSs by a non-resident Holder, are, in general, not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired Shares or ADSs as legatee, heir or donee.

UNITED STATES TAXATION

The following discussion describes the material US federal income tax consequences of ownership and disposition of Shares or ADSs held as capital assets by United States Holders (as defined below).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of their particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding Shares or ADSs as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	non-US persons;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of the voting stock of the Company;

•	persons carrying on a trade or business in Japan through a permanent establishment; or

•	persons who acquired Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

If an entity that is classified as a partnership for US federal income tax purposes holds Shares or ADSs, the US federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular US federal income tax consequences of holding and disposing of Shares or ADSs.

This summary is based on the Internal Revenue Code of 1986, as amended, (the “Code”) administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the Tax Convention, changes to any of which subsequent to the date of this annual report may affect the tax consequences described herein. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, the term “United States Holder” means a beneficial owner of Shares or ADSs that is for US federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for US federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

We believe that we will be a passive foreign investment company, or a PFIC, for US federal income tax purposes in the year to which this annual report relates and for the foreseeable future by reason of the composition of our assets and the nature of our income.

Persons considering the purchase of Shares or ADSs should consult their tax advisors with regard to the PFIC rules described below as well as the application of other US federal income tax laws relevant to their particular situations and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

In general, a United States Holder of ADSs will be treated as the owner of the underlying shares represented by those ADSs for US federal income tax purposes. Accordingly, no gain or loss will be recognized if the United States Holder exchanges ADSs for the underlying shares represented by those ADSs.

The US Treasury has expressed concerns that parties to whom American depositary shares are released prior to delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary shares. Accordingly, the creditability of Japanese taxes, described below, could be affected by actions taken by such parties or intermediaries.

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under US federal income tax principles). Because we expect to be a passive foreign investment company (a “PFIC”), dividends paid by us will not be eligible for the reduced 15% dividend tax rate otherwise available to certain non-corporate United States Holders. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Japanese taxes, as discussed above under “Taxation—Japanese Taxation—Shares.” The amount of the dividend will be treated as foreign source dividend income to United States Holders and will not be eligible for the dividends received deduction generally allowed to US corporations under the Code.

Dividends paid in yen will be included in the income of a United States Holder in a US dollar amount calculated by reference to the exchange rate in effect on the date of the United States Holder’s (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, a United States Holder generally should not be required to recognize a foreign currency gain or loss in respect of the dividend income. A United States Holder may have a foreign currency gain or loss if such holder does not convert the amount of such dividend into US dollars on the date of its receipt. Any foreign currency gains or losses resulting from the conversion of the yen will generally be treated as U.S. source ordinary income or loss.

Subject to the passive foreign investment company rules described below and to applicable limitations that may vary depending upon the United States Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the US Treasury, Japanese taxes withheld from dividends on Shares or ADSs at a rate not exceeding the rate provided for by the Tax Convention will be creditable against the United States Holder’s US federal income tax liability. The maximum rate of withholding tax on dividends paid to a United States Holder pursuant to the Tax Convention is 10%. As discussed under “—Japanese Taxation” above, under current Japanese law, the statutory rate will be lower than the maximum Tax Convention rate until December 31, 2011. After this date, the statutory rate will be higher than the maximum Tax Convention rate. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, United States Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, United States Holders may, upon election, deduct such otherwise creditable Japanese taxes in computing taxable income, subject to generally applicable limitations under US law.

Passive Foreign Investment Company Rules

If, as expected, we are a PFIC for any year during a United States Holder’s holding period of the Shares or ADSs, and the United States Holder has not made the mark-to-market election for the Shares or ADSs, as described below, the holder will be subject to special rules generally intended to eliminate any benefits from the deferral of US federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of Shares or ADSs (including under certain circumstances, a pledge, and under proposed Treasury regulations, a disposition pursuant to an otherwise tax-free reorganization) gain recognized by a United States Holder would be allocated ratably over its holding period for the Shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for such year, as appropriate, and an interest charge would be imposed on the tax liability allocated to such taxable year. Similar rules would apply to any distribution in respect of Shares or ADSs to the extent it exceeds 125 percent of the average of the annual distributions on Shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter. Any loss realized on a disposition of Shares or ADSs will be capital loss, and will be long-term capital loss if the United States Holder held the Shares or ADSs for more than one year. The amount of the loss will equal the difference between the United States Holder’s tax basis in the Shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in US dollars. Such loss will generally be US-source loss for foreign tax credit purposes.

If we are a PFIC for any year during which a United States Holder holds Shares or ADSs, we generally will continue to be treated as a PFIC with respect to the United States Holder for all succeeding years during which the United States Holder holds Shares or ADSs, even if we cease to meet the threshold requirements for PFIC status.

Under certain attribution rules, if we are a PFIC, United States Holders will be deemed to own their proportionate shares of our subsidiaries that are PFICs and will be subject to US federal income tax according to the rules described above on (i) certain distributions by subsidiary PFICs and (ii) a disposition of shares of a subsidiary PFIC, even though they have not received the proceeds of those distributions or dispositions directly.

If the Shares or ADSs are “regularly traded” on a “qualified exchange,” a United States Holder of Shares or ADSs would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. A “qualified exchange” includes the NYSE on which our ADSs will be listed and a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service, or IRS, has not yet identified specific foreign exchanges that are “qualified” for this purpose. Under current law, the mark-to market election may be available to holders of ADSs because the ADSs will be listed on the NYSE, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.

If a United States Holder is eligible and makes the mark-to-market election, the United States Holder will include each year, as ordinary income, the excess, if any, of the fair market value of the Shares or ADSs at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a United States Holder validly makes the election, the holder’s basis in the Shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Shares or ADSs in a year when the Company is a PFIC will be treated as ordinary income.

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

Backup Withholding and Information Reporting

Payments of dividends and sales proceeds that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the United States Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the United States Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a United States Holder will be allowed as a credit against the such holder’s US federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

Likewise the receivable income (received lease payments, interest income) of fixed rate direct financing leases and fixed rate loan assets will not change upon rises in market interest rates, and bear the risk of a fall in fair value in the event of a rise in market interest rates. Conversely, fixed rate liabilities bear the risk of a rise in fair value due to a decline in market interest rates. However, due to the inverse relationship between the fluctuation risk in fair value for fixed rate assets and fixed rate liabilities we seek to, by keeping sums for fixed rate assets and fixed rate liabilities close to achieve risk reduction.

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

The table of interest rate sensitivity for non-trading financial instruments summarizes installment loans, interest-bearing bonds and long- and short-term debt. These instruments are further classified under fixed rates or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contractual period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of the end of fiscal 2009 are: 5.0% for installment loans, 2.8% for interest-bearing bonds, 1.5% for long- and short-term debt and 1.1% for deposits.

The average payment rate of interest rate swaps is 2.2% and the average receipt rate is 1.6%. The average interest rates of financial instruments as of the end of fiscal 2008 were: 4.9% for installment loans, 2.5% for interest-bearing bonds, 1.7% for long- and short-term debt and 1.0% for deposits. The average payment rate of interest rate swaps was 2.4% and the average receipt rate was 2.4%. There is no material change in the balance or in the average interest rate of financial instruments.

The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY

NON-TRADING FINANCIAL INSTRUMENTS

	Expected maturity date						Total	March 31, 2009 Estimated fair value
	Year ended March 31,					Thereafter
	2010	2011	2012	2013	2014
	(In millions of yen)
Assets:
Installment loans (fixed rate)	¥210,122	¥143,207	¥114,242	¥87,968	¥59,068	¥154,229	¥768,836	¥743,128
Average interest rate	6.2%	7.2%	8.3%	8.8%	9.3%	5.3%	7.0%	—
Installment loans (floating rate)	¥372,381	¥428,976	¥363,917	¥321,430	¥256,277	¥643,300	¥2,386,281	¥2,298,172
Average interest rate	3.8%	3.9%	4.1%	4.0%	4.1%	5.2%	4.3%	—
Investment in securities (fixed rate)	¥61,834	¥53,117	¥27,253	¥34,937	¥12,927	¥183,010	¥373,078	¥363,376
Average interest rate	1.8%	2.5%	3.7%	2.3%	2.4%	2.6%	2.5%	—
Investment in securities (floating rate)	¥65,434	¥84,605	¥53,416	¥88,477	¥2,271	¥27,993	¥322,196	¥320,366
Average interest rate	3.4%	3.2%	3.6%	2.4%	3.5%	4.2%	3.2%	—
Liabilities:
Short-term debt	¥798,167	¥—	¥—	¥—	¥—	¥—	¥798,167	¥798,167
Average interest rate	1.8%	—	—	—	—	—	1.8%	—
Deposits	¥417,149	¥68,445	¥110,117	¥33,293	¥38,623	¥—	¥667,627	¥680,740
Average interest rate	1.0%	1.0%	1.5%	1.4%	1.4%	—	1.1%	—
Long-term debt (fixed rate)	¥450,620	¥659,870	¥502,986	¥258,329	¥257,215	¥196,934	¥2,325,954	¥2,147,712
Average interest rate	1.5%	1.6%	1.5%	1.7%	1.5%	1.7%	1.6%	—
Long-term debt (floating rate)	¥582,229	¥532,326	¥476,856	¥299,676	¥162,288	¥74,516	¥2,127,891	¥2,086,088
Average interest rate	1.2%	1.3%	1.3%	1.2%	1.4%	1.7%	1.3%	—

NON-TRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected maturity date						Total	March 31, 2009 Estimated fair value
	Year ended March 31,					Thereafter
	2010	2011	2012	2013	2014
	(In millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥114,660	¥109,589	¥31,787	¥2,099	¥4,223	¥25,976	¥288,334	¥(4,934)
Average pay rate	1.6%	1.8%	4.8%	2.1%	3.9%	2.5%	2.2%	—
Average receive rate	1.4%	1.6%	3.0%	1.7%	1.1%	1.2%	1.6%	—
Notional amount (fixed to floating)	¥—	¥—	¥—	¥2,000	—	¥3,000	¥5,000	¥170
Average pay rate	—	—	—	1.2%	—	1.2%	1.2%	—
Average receive rate	—	—	—	1.9%	—	2.1%	2.0%	—

In addition to the table above, we acquire loans we call “purchased loans” that have shown evidence of credit quality deterioration since origination and for which it is probable that collection of all contractually required payments from the debtors is unlikely in accordance with AICPA Statement of Position (SOP) 03-3 (“Accounting for Certain Loans or Debt Securities Acquired in a Transfer”). It is difficult to estimate the timing and extent of collection for these loans. Total book value of our purchased loans as of March 31, 2009 amounted to ¥148,984 million.

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

We identified all positions subject to a change in the value of the foreign currency and calculated the potential loss in future earnings resulting from several hypothetical scenarios of 10% changes in related currencies. For fiscal 2008 and fiscal 2009, we found that the largest loss results from a scenario where the euro appreciates against the dollar. Based on these scenarios, exchange losses in future earnings were ¥1,393 million at the end of fiscal 2008 and ¥2,360 million at the end of fiscal 2009.

We have marketable equity securities held for purposes other than trading, which are subject to price risk arising from changes in their market prices. Our shareholder’s equity and net income bear risks due to changes in the market prices of these securities. To manage these risks of market price fluctuations, we assume a scenario of a 10% uniform upward and downward movement in stock prices and calculate the fair value sensitivity of our equity securities. The following table shows the sensitivity of our investments to changes in equity prices as of March 31, 2008 and 2009.

As of March 31, 2008
–10%	±0%	+10%
(In millions of yen)
¥(10,038)	¥0	¥10,038

As of March 31, 2009
–10%	±0%	+10%
(In millions of yen)
¥(4,553)	¥0	¥4,553

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

As of March 31, 2009, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures. The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms. There has been no change in the ORIX Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2009 by using the criteria set forth in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2009.

The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA & Co., an independent registered public accounting firm, who also audited our financial statements as of and for the year ended March 31, 2009, as stated in their audit report which is included in Item 18 (page F-3).

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Teruo Ozaki is an “audit committee financial expert,” within the meaning of the current rules of the US Securities and Exchange Commission. Teruo Ozaki is “independent” as required by Section 303A.06 of the New York Stock Exchange Listed Company Manual.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Pursuant to our Code of Ethics, as amended in fiscal 2005, officers of ORIX covered by ORIX’s Code of Ethics are required to promptly bring to the attention of the Company’s Executive Officer of the Legal and Compliance Department any information concerning any violations of the Code of Ethics.

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2008 and 2009, our auditors (including Japanese and overseas affiliates of KPMG AZSA & Co.) billed us ¥1,404 million and ¥1,372 million, respectively, for direct audit fees.

AUDIT-RELATED FEES

In fiscal 2008 and 2009, our auditors billed us ¥82 million and ¥43 million, respectively, for audit-related services, including services related to due diligence.

TAX FEES

In fiscal 2008 and 2009, our auditors billed us ¥69 million and ¥87 million, respectively, for tax-related services, including tax compliance and tax advice.

ALL OTHER FEES

In fiscal 2008 and 2009, our auditors billed us ¥3 million and ¥1 million, respectively, for other products and services which primarily consisted of advisory services.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

In terms of audit services, every year the independent registered public accounting firm draws up its annual audit plan and annual budget, which is evaluated by ORIX’s Accounting Department. Subsequently, pre-approval is obtained from the Audit Committee.

Non-audit services are generally not obtained from the independent registered public accounting firm or its affiliates. In situations where ORIX must engage the non-audit services of the independent registered public accounting firm, pre-approval is obtained from the Audit Committee on a case-by-case basis only after the reason has been specified.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Fiscal 2009	(a) Total number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Unit) (2)	(c) Total number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum Number (or Approximate Yen Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs
April 2008	1,800,017	¥16,272	1,800,000	¥0
May 2008	32	18,489	0	0
June 2008	60	19,572	0	0
July 2008	8	15,351	0	0
August 2008	53	15,318	0	0
September 2008	24	13,175	0	0
October 2008	27	10,310	0	0
November 2008	22	9,267	0	0
December 2008	63	5,121	0	0
January 2009	0	0	0	0
February 2009	7	2,719	0	0
March 2009	32	2,811	0	0

Total	1,849,674	¥32,768	0	¥0

Notes:	(1)	One unit of the Shares is comprised of 10 Shares. The number of shares constituting one unit was reduced from 100 to 10 on December 1, 2005. Each unit of Shares has one vote. A holder who owns Shares in other than a multiple of 10 will own less than a whole unit (i.e., for the portion constituting fewer than 10 Shares). Under the unit share system, holders of Shares constituting less than a unit have the right to require ORIX to purchase their Shares and the right to require ORIX to sell them additional Shares to create a whole unit of 10 Shares.
	(2)	No plan or program to purchase Shares was announced in fiscal 2009 nor up until the filing of this annual report.

Item 16G. Corporate Governance

Our ADRs have been listed on the New York Stock Exchange, the NYSE, since 1998. We are therefore required to comply with the NYSE’s new corporate governance listing standards, Section 303A.11, approved by the SEC in November 2003. As a foreign issuer, we are not required to follow several of the NYSE listing standards.

Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain a NYSE listing and, in accordance with Section 303A.11 of the NYSE’s Listed Company Manual, we provide a brief, general summary of such differences.

The composition of our Board of Directors and its committees differs significantly in terms of independence from the composition requirements for boards and committees that U.S. companies must satisfy in order to maintain a NYSE listing. We are not required to meet the NYSE’s independence requirements for individuals on our Board of Directors or our Nominating, Audit, and Compensation Committees. Under Japanese law, a majority of the membership on our committees must be “outside directors”–a Japanese law concept that shares similarities with the U.S. concept of “independent director.” However, we are not required to include on our Board of Directors a majority of outside directors, nor are we required to compose our committees exclusively from outside directors. Five of our 12 directors are considered outside directors.

Under the Commercial Code of Japan, an outside director is a director (i) who does not execute the company’s business, (ii) who has not before executed the business of the company or its subsidiaries in the capacity of director, executive officer (shikkou-yaku), manager, or employee, and (iii) who does not execute the business of any subsidiary of the company in the capacity of director or executive officer of such subsidiary or in the capacity of manager or any other employee of the company or any of its subsidiaries.

In addition to differences in composition requirements for our Board, we are not required to:

•

make publicly available one or more documents that summarize all aspects of our corporate governance guidelines or prepare a written code that states the objectives, responsibilities, and performance evaluation criteria of our Nominating, Audit and Compensation Committees in a manner that satisfies the NYSE’s requirements; or

•	adopt a code of business conduct and ethics for our directors, officers, and employees that addresses fully the topics necessary to satisfy the NYSE’s requirements.

PART III

Item 17. Financial Statements

ORIX has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-81.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2008 and 2009 (page F-4)

(b)	Consolidated Statements of Income for the years ended March 31, 2007, 2008 and 2009 (page F-5)

(c)	Consolidated Statements of Shareholders’ Equity for the years ended March 31, 2007, 2008 and 2009 (page F-6)

(d)	Consolidated Statements of Cash Flows for the years ended March 31, 2007, 2008 and 2009 (page F-7)

(e)	Notes to Consolidated Financial Statements (page F-8 to F-80)

(f)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-81)

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 23, 2009

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 24, 2008 (Incorporated by reference from the annual report on Form 20-F filed on July 2, 2008, commission file number 001-14856)

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on January 5, 2009

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics, as amended on April 26, 2005 (Incorporated by reference from the annual report on Form 20-F filed on July 15, 2005, commission file number 001-14856)

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of independent registered public accounting firm

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

ORIX KABUSHIKI KAISHA

By:	/s/ HARUYUKI URATA
Name:	Haruyuki Urata
Title:	Attorney-in-Fact Chief Financial Officer

Date: June 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2008 and 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2009, expressed in Japanese yen. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ORIX Corporation’s internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 25, 2009 expressed an unqualified opinion on the effectiveness of ORIX Corporation’s internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2009 have been translated into United States dollars solely for convenience of the reader. We have audited the translation, and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into United States dollars on the basis set forth in Note 1 (ab) to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan

June 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited ORIX Corporation’s (a Japanese corporation) internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on ORIX Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, ORIX Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2008 and 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2009, expressed in Japanese yen, and our report dated June 25, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan

June 25, 2009

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2008 AND 2009

ORIX Corporation and Subsidiaries

	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
ASSETS
Cash and Cash Equivalents	¥320,655	¥459,969	$4,683
Restricted Cash	143,883	128,056	1,304
Time Deposits	511	680	7
Investment in Direct Financing Leases	1,098,128	914,444	9,309
Installment Loans	3,766,310	3,304,101	33,636
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(102,007)	(158,544)	(1,614)
Investment in Operating Leases	1,019,956	1,226,624	12,487
Investment in Securities	1,121,784	926,140	9,428
Other Operating Assets	197,295	189,560	1,930
Investment in Affiliates*	327,763	264,695	2,695
Other Receivables	284,286	228,581	2,327
Inventories	232,850	197,960	2,015
Prepaid Expenses	47,657	34,571	352
Office Facilities	89,533	86,945	885
Other Assets	446,366	565,954	5,761

	¥8,994,970	¥8,369,736	$85,205

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Short-Term Debt	¥1,330,147	¥798,167	$8,125
Deposits	470,683	667,627	6,797
Trade Notes, Accounts Payable and Other Liabilities	392,346	370,310	3,770
Accrued Expenses	112,461	96,662	984
Policy Liabilities	486,379	442,884	4,509
Income Taxes:
Current	65,178	9,119	92
Deferred	202,514	151,239	1,540
Security Deposits	163,872	168,890	1,719
Long-Term Debt	4,462,187	4,453,845	45,341

	7,685,767	7,158,743	72,877

Minority Interests	41,286	43,463	442

Commitments and Contingent Liabilities
Shareholders’ Equity:
Common stock:
Authorized 259,000,000 shares
Issued 92,193,067 shares in 2008 and 92,217,067 shares in 2009	102,107	102,216	1,041
Additional paid-in capital	135,159	136,313	1,388
Retained Earnings:
Legal reserve	2,220	—	—
Retained earnings	1,081,219	1,071,919	10,912
Accumulated other comprehensive income (loss)	(19,295)	(92,384)	(940)
Treasury stock, at cost:
1,696,204 shares in 2008 and 2,816,847 shares in 2009	(33,493)	(50,534)	(515)

	1,267,917	1,167,530	11,886

	¥8,994,970	¥8,369,736	$85,205

*	The amount of ¥10,245 million of investment in affiliates is measured at fair value by electing the fair value option under FASB Statement No.159.

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2007, 2008 AND 2009

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Revenues:
Direct financing leases	¥90,272	¥78,548	¥63,766	$649
Operating leases	249,091	288,360	291,352	2,966
Interest on loans and investment securities	201,531	227,020	196,601	2,001
Brokerage commissions and net gains (losses) on investment securities	70,684	23,521	(12,330)	(126)
Life insurance premiums and related investment income	132,835	128,616	117,751	1,199
Real estate sales	87,178	88,445	71,088	724
Gains on sales of real estate under operating leases	22,958	16,756	24,346	248
Other operating revenues	267,901	300,273	323,237	3,291

Total revenues	1,122,450	1,151,539	1,075,811	10,952

Expenses:
Interest expense	80,737	105,905	104,541	1,064
Costs of operating leases	161,114	184,313	197,401	2,010
Life insurance costs	115,565	112,869	105,899	1,078
Costs of real estate sales	73,999	81,056	79,060	805
Other operating expenses	140,597	170,476	186,531	1,898
Selling, general and administrative expenses	248,482	265,759	249,505	2,540
Provision for doubtful receivables and probable loan losses	13,805	33,226	77,028	784
Write-downs of long-lived assets	1,027	1,742	3,782	39
Write-downs of securities	5,592	8,290	18,632	190
Foreign currency transaction loss (gain), net	467	(87)	(1,307)	(13)

Total expenses	841,385	963,549	1,021,072	10,395

Operating Income	281,065	187,990	54,739	557
Equity in Net Income (loss) of Affiliates	31,951	48,343	(42,937)	(436)
Gains (losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	1,962	12,222	(1,731)	(18)

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	314,978	248,555	10,071	103
Provision for Income Taxes	125,759	98,487	(1,990)	(20)

Income before Minority Interests in Earnings of Subsidiaries	189,219	150,068	12,061	123
Minority Interests in Earnings of Subsidiaries, net	4,844	3,918	1,873	19

Income from Continuing Operations	184,375	146,150	10,188	104

Discontinued Operations:
Income from discontinued operations, net	19,081	37,642	19,847	202
Provision for income taxes	(7,523)	(15,128)	(8,111)	(83)

Discontinued operations, net of applicable tax effect	11,558	22,514	11,736	119

Income before Extraordinary Gain	195,933	168,664	21,924	223
Extraordinary Gain, net of Applicable Tax Effect	573	933	—	—

Net Income	¥196,506	¥169,597	¥21,924	$223

	Yen			U.S. dollars
Amounts per Share of Common Stock:
Basic:
Income from continuing operations	¥2,042.70	¥1,603.40	¥114.59	$1.17
Discontinued operations	128.05	246.99	132.00	1.34
Extraordinary gain	6.35	10.24	—	—
Net Income	2,177.10	1,860.63	246.59	2.51
Diluted
Income from continuing operations	1,972.35	1,568.31	110.85	1.13
Discontinued operations	122.51	239.57	122.96	1.25
Extraordinary gain	6.07	9.93	—	—
Net Income	2,100.93	1,817.81	233.81	2.38
Cash Dividends	90.00	130.00	260.00	2.65

The accompanying notes to consolidated financial statements are an integral part of these statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2007, 2008 AND 2009

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Common Stock:
Beginning balance	¥88,458	¥98,755	¥102,107	$1,040
Exercise of warrants and stock acquisition rights	2,259	991	109	1
Conversion of convertible bond	8,038	2,361	—	—

Ending balance	98,755	102,107	102,216	1,041

Additional Paid-in Capital:
Beginning balance	106,729	119,402	135,159	1,376
Exercise of warrants, stock acquisition rights and stock options	2,257	986	108	1
Conversion of convertible bond	6,250	1,848	—	—
Compensation cost of stock options	3,515	2,150	1,370	14
Share swap merger	—	10,215	—	—
Disposition of treasury stock	—	—	(533)	(5)
Other, net	651	558	209	2

Ending balance	119,402	135,159	136,313	1,388

Legal Reserve:
Beginning balance	2,220	2,220	2,220	23
Transferred to retained earnings	—	—	(2,220)	(23)

Ending balance	2,220	2,220	—	—

Retained Earnings:
Beginning balance	733,386	921,823	1,081,219	11,006
Cash dividends	(8,092)	(11,863)	(23,529)	(240)
Net income	196,506	169,597	21,924	223
Transferred from legal reserve	—	—	2,220	23
Capital transactions of equity-method investee	—	1,641	—	—
Disposition of treasury stock	—	—	(9,915)	(100)
Other, net	23	21	—	—

Ending balance	921,823	1,081,219	1,071,919	10,912

Accumulated Other Comprehensive Income (Loss):
Beginning balance	27,603	55,253	(19,295)	(196)
Net change of unrealized gains (losses) on investment in securities	22,138	(36,708)	(41,901)	(427)
Net change of defined benefit pension plans	—	(7,727)	(12,098)	(123)
Net change of minimum pension liability adjustments	(5)	—	—	—
Adjustment to initially apply FASB Statement No. 158	4,241	—	—	—
Net change of foreign currency translation adjustments	3,512	(31,182)	(17,989)	(183)
Net change of unrealized gains on derivative instruments	(2,236)	1,069	(1,101)	(11)

Ending balance	55,253	19,295	(92,384)	(940)

Treasury Stock:
Beginning balance	(4,750)	(3,219)	(33,493)	(341)
Acquisition of treasury stock	—	(30,749)	(29,294)	(298)
Disposition of treasury stock	1,518	190	12,043	122
Other, net	13	285	210	2

Ending balance	(3,219)	(33,493)	(50,534)	(515)

Total Shareholders’ Equity:
Beginning balance	953,646	1,194,234	1,267,917	12,908
Increase (decrease), net	240,588	73,683	(100,387)	(1,022)

Ending balance	¥1,194,234	¥1,267,917	¥1,167,530	$11,886

Summary of Comprehensive Income:
Net income	¥196,506	¥169,597	¥21,924	$223
Other comprehensive Income (loss)	23,409	(74,548)	(73,089)	(744)

Comprehensive Income (loss)	¥219,915	¥95,049	¥(51,165)	$(521)

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2007, 2008 AND 2009

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Cash Flows from Operating Activities:
Net income	¥196,506	¥169,597	¥21,924	$223
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	151,624	168,767	189,215	1,926
Provision for doubtful receivables and probable loan losses	13,805	33,226	77,028	784
Decrease in policy liabilities	(11,762)	(5,567)	(43,495)	(443)
Deferred tax provision (benefit)	8,732	(10,461)	(43,638)	(444)
Gains (losses) from securitization transactions	(7,762)	(3,481)	233	2
Equity in net income (loss) of affiliates	(31,951)	(48,343)	42,937	436
Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	(1,962)	(12,222)	1,731	18
Extraordinary gain	(573)	(933)	—	—
Minority interests in earnings of subsidiaries, net	4,844	3,918	1,873	19
Gains on sales of available-for-sale securities	(49,262)	(7,563)	(3,334)	(34)
Gains on sales of real estate under operating leases	(22,958)	(16,756)	(24,346)	(248)
Gains on sales of operating lease assets other than real estate	(12,105)	(15,217)	(11,426)	(116)
Write-downs of long-lived assets	1,027	1,742	3,782	39
Write-downs of securities	5,592	8,290	18,632	190
Decrease (increase) in restricted cash	51,299	(23,219)	23,661	241
Decrease (increase) in loans held for sale	(52,811)	(23,721)	8,740	89
Decrease in trading securities	11,248	3,275	20,048	204
Decrease (increase) in inventories	(85,899)	(19,606)	9,332	95
Increase in prepaid expenses	(13,708)	(403)	(2,741)	(28)
Increase (decrease) in accrued expenses	36,594	(4,591)	(8,689)	(88)
Increase (decrease) in security deposits	21,182	(6,289)	2,261	23
Other, net	14,428	(34,156)	25,051	255

Net cash provided by operating activities	226,128	156,287	308,779	3,143

Cash Flows from Investing Activities:
Purchases of lease equipment	(1,031,591)	(1,088,237)	(857,126)	(8,726)
Principal payments received under direct financing leases	610,780	546,964	431,984	4,398
Net proceeds from securitization of lease receivables, loan receivables and securities	275,998	174,922	30,859	314
Installment loans made to customers	(2,173,322)	(2,267,527)	(1,038,625)	(10,573)
Principal collected on installment loans	1,554,422	1,893,172	1,469,672	14,962
Proceeds from sales of operating lease assets	158,396	229,065	161,645	1,646
Investment in affiliates, net	(6,000)	(30,350)	(17,919)	(182)
Proceeds from sales of investment in affiliates	7,905	102,383	1,936	20
Purchases of available-for-sale securities	(254,044)	(595,445)	(301,030)	(3,065)
Proceeds from sales of available-for-sale securities	105,829	187,095	242,702	2,471
Proceeds from redemption of available-for-sale securities	39,252	127,084	128,669	1,310
Purchases of other securities	(76,710)	(90,088)	(73,578)	(749)
Proceeds from sales of other securities	73,316	46,964	36,378	370
Purchases of other operating assets	(50,238)	(38,922)	(14,615)	(149)
Proceeds from sales of other operating assets	7,668	1,324	12,727	129
Acquisitions of subsidiaries, net of cash acquired	(19,270)	(15,220)	(752)	(8)
Sales of subsidiaries, net of cash disposed	3,019	3,948	28	0
Other, net	(27,688)	(25,463)	(41,772)	(425)

Net cash provided by (used in) investing activities	(802,278)	(838,331)	171,183	1,743

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(111,360)	(69,644)	(237,544)	(2,418)
Proceeds from debt with maturities longer than three months	2,230,830	2,777,541	2,091,575	21,293
Repayment of debt with maturities longer than three months	(1,655,581)	(1,920,865)	(2,343,124)	(23,853)
Net increase in deposits due to customers	93,175	24,695	196,973	2,005
Issuance of common stock	4,516	1,977	217	2
Dividends paid	(8,092)	(11,863)	(23,529)	(240)
Net increase (decrease) in call money	(10,000)	21,500	9,900	101
Acquisition of treasury stock	—	(30,749)	(29,294)	(298)
Other, net	1,526	374	239	2

Net cash provided by (used in) financing activities	545,014	792,966	(334,587)	(3,406)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	443	(5,430)	(6,061)	(61)

Net Increase (Decrease) in Cash and Cash Equivalents	(30,693)	105,492	139,314	1,419

Cash and Cash Equivalents at Beginning of Year	245,856	215,163	320,655	3,264

Cash and Cash Equivalents at End of Year	¥215,163	¥320,655	¥459,969	$4,683

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

The accompanying consolidated financial statements have been prepared in conformity with US GAAP and, therefore, reflect certain adjustments to these company’s books and records. The principal adjustments relate to initial direct costs to originate lease or loan, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition cost, calculation of insurance policy liabilities, accounting for goodwill and intangible assets resulting from business combinations, accounting for pension plans, and a reflection of the income tax effect on such adjustments and reclassification of discontinued operations.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%–50% ownership or other means, are accounted for by using the equity method (including the fair value option). For certain entities where the Company holds majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to Emerging Issue Task Force (“EITF”) 96-16 (Investor’s accounting for an investee when the investor has a majority of the voting interest but the minority shareholder or shareholders have certain approval or veto rights). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (“FIN 46(R)”) (“Consolidation of Variable Interest Entities”). A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified nine areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (f)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (g)), the determination of impairment of long-lived assets (see (h)), the determination of impairment of investment in securities (see (i)), the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions (see (j)), assessment and measurement of effectiveness in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

hedging relationship using derivative financial instruments (see(l)), the determination of benefit obligation and net periodic pension cost (see (m)), and the determination of impairment of goodwill and intangible assets not subject to amortization (see (w)).

(d) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.

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

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

how much equipment will become obsolete. Initial direct costs are being deferred and amortized as a yield adjustment over the life of related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation and is depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of principal operating lease assets classified as transportation equipment is 7 years, as measuring and information-related equipment is 4 years, as real estate is 31 years, and as other is 7 years. Depreciation costs are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows from the real estate in the form of property management or other participation in performance of the lease asset. Where the Company or its subsidiaries have continuing involvement with the cash flows from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as “Gains on sales of real estate under operating leases”, whereas if the Company or its subsidiaries have no continuing involvement with the cash flows from such disposed real estate, the gains or losses are reported as “Discontinued operations-Income from discontinued operations, net.”

Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees, net, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

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

FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortizes them over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

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

(h) Impairment of long-lived assets

The Company and its subsidiaries have followed FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No. 144, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of real estate development projects, golf courses and other operating assets, shall be tested for recoverability whenever events

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(i) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the investor’s share.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within the next six months. In addition, the Company and its subsidiaries charge against income losses related to debt securities in situations where it is considered that the decline in the fair value of a debt security is other than temporary because there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event.

For other securities, the Company and its subsidiaries reduce the carrying value of other security to the fair value and charge against income losses related to other securities in situations where it is considered that the decline in the value of other security is other than temporary.

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

In fiscal 2008, the Company and its subsidiaries adopted FASB Interpretation No. 48 (“Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”). According to the interpretation, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

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

Interests that continue to be held include senior interests, subordinated interests and cash reserve account. Interests that continue to be held are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of interests that continue to be held is other than temporary, the Company and its subsidiaries consider the value of the interests that continue to be held to be impaired and record a write-down of the interests that continue to be held to fair value.

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

(n) Stock-based compensation

The Company and its subsidiaries apply FASB Statement No. 123 (revised 2004) (FASB Statement 123(R)) (“Share-Based Payment”). FASB Statement 123(R) requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2009 would have increased by approximately ¥24,674 million ($251 million), with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.

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

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥17,838 million and ¥24,764 million ($252 million) as of March 31, 2008 and 2009, respectively. Estimated useful lives range up to 50 years for buildings, up to 56 years for land improvement and up to 20 years for others.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets, and receivables relating to debt securities sold.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2008 and 2009, advance and/or progress payments were ¥210,312 million and ¥174,332 million ($1,775 million), respectively, and finished goods were ¥22,538 million and ¥23,628 million ($241 million), respectively.

A certain subsidiary recorded ¥5,222 million and ¥10,911 ($111 million) of write-downs principally for advance and/or progress payments for development of residential condominiums for sale for fiscal 2008 and 2009, resulting from an increase in development costs. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥35,857 million and ¥35,859 million ($365 million) as of March 31, 2008 and 2009, respectively. Estimated useful lives range up to 62 years for buildings and fixtures and up to 20 years for machinery and equipment.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits and advance payments made in relation to purchases of assets to be leased and to construction of real estate for operating lease.

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

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables and guarantee liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥636 million, ¥2,345 million and ¥2,766 million ($28 million) in fiscal 2007, 2008 and 2009, respectively, related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2007, 2008 and 2009 are ¥13,664 million, ¥14,004 million and ¥11,280 million ($115million), respectively.

(aa) Discontinued operations

The Company and its subsidiaries have followed FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). Under FASB Statement No.144, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

(ab) Financial statements presentation in U.S. dollars

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2009, which was ¥98.23 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

(ae) New accounting pronouncements

In September 2006, FASB Statement No. 157 (“Fair Value Measurements”) was issued. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2007. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position. For more information about Fair Value Measurements, see Note 2.

In February 2007, FASB Statement No. 159 (“The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”) was issued. This Statement permits entities to choose to measure many financial instruments and certain other assets and liabilities at fair value at specified election dates, which had not been measured at fair value. A business entity shall report unrealized gains and losses for which the fair value option has been elected in earnings at each subsequent reporting date. This Statement is effective as of the beginning of fiscal year that begins after November 15, 2007. The Company and its subsidiaries did not choose the fair value option as of the adoption date, April 1, 2008, for any asset or liability, which have not been measured at fair value. Therefore adoption of this Statement had no effect on the Company and its subsidiaries’ financial position as of the adoption date. For more information about The Fair Value Option, see Note 12.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In December 2007, FASB Statement No. 141 (revised 2007) (“Business Combinations”) was issued. This Statement requires the acquiring entity in a business combination to recognize the full fair value of assets acquired, liabilities assumed and noncontrolling interest in the transaction at the acquisition date (whether a full or partial acquisition); requires expensing of acquisition-related transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the material information needed to evaluate and understand the nature and financial effect of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the fiscal years beginning on or after December 15, 2008. Generally, the effect on the Company and its subsidiaries’ results of operations or financial position of this Statement will depend on future acquisitions.

In December 2007, FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”) was issued. This Statement requires noncontrolling interests in subsidiaries to be classified as a separate component of equity. Under this Statement, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Generally, the effect on the Company and its subsidiaries’ results of operations or financial position of this Statement will depend on future transactions.

In March 2008, FASB Statement No. 161 (“Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”) was issued. This Statement requires companies with derivative instruments to disclose information that should enable financial-statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”), and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flow. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objective for using derivative instruments. This Statement is effective for fiscal years and interim periods beginning after November 15, 2008. For more information, see Note 27.

In May 2009, FASB Statement No. 165 (“Subsequent Events”) was issued. This Statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. This Statement is effective for fiscal years and interim periods ending after June 15, 2009 and is applied prospectively.

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140”) was issued. This Statement removes the concept of a qualifying special-purpose entity from Statement 140 and removes the exception from applying FASB Interpretation No. 46 (revised December 2003) (“Consolidation of Variable Interest Entities”) to variable interest entities that are qualifying special-purpose entities. This Statement also modifies the financial-components approach used in Statement 140 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset. This Statement is effective as of the beginning of first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Statement will have on the Company and its subsidiaries’ results of operations and financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In June 2009, FASB Statement No. 167 (“Amendments to FASB Interpretation No. 46(R)”) was issued. This Statement requires an enterprise to perform qualitative analysis that identifies the primary beneficiary, who shall consolidate a variable interest entity, as the enterprise that has both of the following characteristics:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, this Statement requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. This Statement is effective as of the beginning of first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Statement will have on the Company and its subsidiaries’ results of operations and financial position.

(af) Reclassifications

Certain amounts in fiscal 2007 and 2008 consolidated financial statements have been reclassified to conform to fiscal 2009 presentation.

2. Fair Value Measurements

The Company and its subsidiaries adopted FASB Statement No. 157 (“Fair Value Measurements”). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Statement classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1—Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3—Unobservable inputs for the assets or liabilities.

This Statement differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries measure mainly cash equivalents, trading securities, available-for-sale securities, certain investment in affiliates and derivatives at fair value on a recurring basis.

The Company and its subsidiaries adopted FSP 157-2 (“Effective Date of FASB Statement No. 157 “). This Staff Position defers the effective date of FASB Statement No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2009:

March 31, 2009

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Cash equivalents	¥34,990	¥34,990	¥—	¥—
Trading securities	7,410	1,787	5,457	166
Available-for-sale securities*	729,273	40,473	240,941	447,859
Investment in affiliates**	10,245	3,291	—	6,954
Derivative assets	19,800	152	18,888	760
Others	942	—	942	—

	¥802,660	¥80,693	¥266,228	¥455,739

*	Available-for-sale securities classified as Level 3 consist mainly of mortgage-backed and other asset-backed securities.
**	Certain investment in affiliates for which the Company and its subsidiaries elected the fair value option under FASB Statement No.159 (“The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No.115”) during fiscal 2009 is measured at fair value on a recurring basis.

	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Liabilities:
Derivative liabilities	¥26,999	¥89	¥26,818	¥92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2009

	Millions of U.S. dollars
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Cash equivalents	$356	$356	$—	$—
Trading securities	75	18	55	2
Available-for-sale securities	7,424	412	2,453	4,559
Investment in affiliates	104	33	—	71
Derivative assets	202	2	192	8
Others	10	—	10	—

	$8,171	$821	$2,710	$4,640

	Millions of U.S. dollars
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Liabilities:
Derivative liabilities	$274	$1	$272	$1

The following table presents the reconciliation for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during fiscal year 2009:

	Millions of yen
	Significant Unobservable Inputs (Level 3)
	Trading securities	Available-for-sale securities	Investment in affiliates	Derivatives assets
Balance at March 31, 2008	¥—	¥437,939	¥—	¥—
Total gains or losses (realized/unrealized)	(820)	(5,743)	954	760
Included in earnings	(734)	(2,305)	954	760
Included in other comprehensive income	(86)	(3,438)	—	—
Purchases, sales, and redemptions	154	(51,090)	6,000	—
Transfers in and/or out of Level 3 (net)*	832	66,753	—	—

Balance at March 31, 2009	¥166	¥447,859	¥6,954	¥760

The amount of total gains or losses for the period Included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	¥(734)	¥(4,323)	¥954	¥760

*	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur. Net amount of ¥66,753 million ($679 million) of available-for-sale securities, mainly CMBS and RMBS in U.S., was transferred from other levels to Level 3 in fiscal 2009 due to a certain market becoming inactive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of U.S. dollars
	Significant Unobservable Inputs (Level 3)
	Trading securities	Available-for-sale securities	Investment in affiliates	Derivatives assets
Balance at March 31, 2008	$—	$4,458	$—	$—
Total gains or losses (realized/unrealized)	(8)	(58)	10	8
Included in earnings	(7)	(23)	10	8
Included in other comprehensive income	(1)	(35)	—	—
Purchases, sales, and redemptions	2	(520)	61	—
Transfers in and/or out of Level 3 (net)	8	679	—	—

Balance at March 31, 2009	$2	$4,559	$71	$8

The amount of total gains or losses for the period Included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting Date	$(7)	$(44)	$10	$8

Certain financial assets are required to be measured at fair value under certain circumstances (for example when there is impairment). During fiscal 2009, ¥4,065 million ($41 million) of unlisted securities, ¥26,002 million ($265 million) of loans held for sale, ¥113,242 million ($1,153 million) of real estate collateral-dependent loans (net of allowance for probable loan losses) and ¥28,727 million ($292 million) of certain investment in affiliates are measured at fair value on a nonrecurring basis mainly due to impairment recognition. And the fair values of unlisted securities, loans held for sale and real estate collateral-dependent loan (net of allowance for probable loan losses) are classified as Level 3, and ¥27,504 million ($280 million) of investment in affiliates are classified as Level 1 and ¥1,223 million ($12 million) of certain investment in affiliates are classified as Level 3, respectively.

The following is a description of the main valuation methodologies used for instruments measured at fair value.

Trading securities, Available-for-sale securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets, and these securities are classified as Level 2. If market prices are not available, then fair value is estimated by using valuation models including discounted cash flow methodology and commonly used option-pricing models. Such securities are classified as Level 3, as the valuation models are based on inputs that are unobservable in the market.

Mortgage-backed and other asset-backed securities, classified as Level 3 of available-for-sale securities consist mainly of specified bonds issued by special purpose entities, or SPEs. When re-evaluating specified bonds issued by SPEs, we estimate the fair value by discounting future cash flows using a discount rate based on the market interest rate and a risk premium. The future cash flows for the specified bonds issued by SPEs are estimated based on the contractual principal and interest repayment schedule on each of the specified bonds issued by SPEs. The risk premium is estimated mainly based on the value of collateral real estate of each specified bonds issued by SPEs and the seniority of the bonds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodology. If the inputs used for these measurements that include yield curves, volatilities, are observable, we classify it as Level 2. If the inputs are not observable, we classify it as Level 3.

3. Acquisitions

During fiscal 2007, the Company and its subsidiaries acquired entities for a total cost of ¥57,941 million, which was mainly paid in cash. In accordance with the finalization of purchase price allocation during fiscal 2008, the amount of goodwill was adjusted to ¥12,423 million, which is not deductible for income tax calculation purposes and the amount of acquired intangible assets other than goodwill recognized in these transaction was adjusted to ¥6,871 million, which mainly consist of ¥2,117 million for customer relationship that has an amortization period of 15 years, ¥1,312 million for real estate management service contracts that has an amortization period of 19 years and ¥1,138 million for the trade name that has an indefinite useful life. Acquisitions were mainly made in line with the Company’s plans to expand its operations in Real Estate segment.

During fiscal 2008, the Company and its subsidiaries acquired entities for a total cost of ¥35,476 million, which was paid in cash of ¥25,261 million and the Company’s common stocks of ¥10,215 million. In accordance with the finalization of purchase price allocation during fiscal 2009, the amount of goodwill was adjusted to ¥9,734 million, which is not deductible for income tax calculation purposes and the amount of acquired intangible assets other than goodwill recognized in these transactions was adjusted to ¥3,996 million. Acquisitions were mainly made in line with the Company’s plans to expand its operations in Real Estate segment.

During fiscal 2009, the Company and its subsidiaries acquired entities for a total cost of ¥11,207 million ($114 million), which was mainly paid in cash. Goodwill initially recognized in these transactions amounted to ¥5,357 million ($55 million), which is not deductible for income tax calculation purposes. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. Thus, the amount of the goodwill could possibly be adjusted upon completion of the purchase price allocation. Acquisitions were mainly made in line with the Company’s plans to expand its operations in Real Estate segment.

The segment in which goodwill is allocated is disclosed in Note 13 (“Goodwill and Other Intangible Assets”).

4. Cash Flow Information

Cash payments during fiscal 2007, 2008 and 2009 are as follows:

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Cash payments:
Interest	¥88,671	¥113,941	¥111,435	$1,134
Income taxes	94,718	142,751	110,962	1,130

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Non-cash investing and financing activities are excluded from the consolidated statements of cash flows. As non-cash investing activities, the Company and its subsidiaries assumed ¥12,468 million, ¥19,957 million and ¥38,120 million ($388 million) of liabilities in connection with acquisitions in fiscal 2007, 2008 and 2009, respectively. In addition, the Company’s common stocks of ¥10,215 million and ¥1,673 million ($17 million) were exchanged in connection with acquisitions in fiscal 2008 and 2009, respectively. Moreover, affiliate’s common stocks of ¥9,439 million ($96 million) were exchanged in connection with a sale of subsidiary in fiscal 2009. As non-cash financing activities, ¥14,288 million and ¥4,209 million of convertible bonds were converted to common stocks in fiscal 2007, and 2008, respectively.

5. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2008 and 2009 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Minimum lease payments receivable	¥1,186,581	¥999,325	$10,173
Estimated residual value	57,581	54,292	553
Initial direct costs	11,015	9,544	97
Unearned lease income	(157,049)	(148,717)	(1,514)

	¥1,098,128	¥914,444	$9,309

Minimum lease payments receivable are due in periodic installments through fiscal 2029. At March 31, 2009, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2010	¥360,240	$3,667
2011	243,975	2,484
2012	150,969	1,537
2013	86,139	877
2014	44,578	454
Thereafter	113,424	1,154

Total	¥999,325	$10,173

Gains and losses from the disposition of direct financing lease assets were not significant for fiscal 2007, 2008 and 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

6. Investment in Operating Leases

Investment in operating leases at March 31, 2008 and 2009 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Transportation equipment	¥578,988	¥582,104	$5,926
Measuring and information-related equipment	180,835	178,062	1,813
Real estate	573,486	788,749	8,030
Other	20,683	19,867	202

	1,353,992	1,568,782	15,971
Accumulated depreciation	(350,584)	(358,616)	(3,651)

Net	1,003,408	1,210,166	12,320
Accrued rental receivables	16,548	16,458	167

	¥1,019,956	¥1,226,624	$12,487

Gains and losses from the disposition of real estate under investment in operating leases are disclosed separately as gains on sales of real estate under operating leases or discontinued operations in the accompanying consolidated statements of income.

For fiscal 2007, 2008 and 2009, gains from the disposition of assets under operating leases other than real estate are ¥12,105 million, ¥15,217 million and ¥11,426 million ($116 million), respectively, and are included in operating lease revenues.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Costs of depreciation and various expenses for fiscal 2007, 2008 and 2009 are as follows:

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Depreciation	¥119,632	¥137,167	¥141,893	$1,445
Various expenses	41,482	47,146	55,508	565

	¥161,114	¥184,313	¥197,401	$2,010

The operating lease contracts include non-cancelable lease terms ranging from one month to 25 years. The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2010	¥138,204	$1,407
2011	90,405	920
2012	60,630	617
2013	37,502	382
2014	19,569	199
Thereafter	34,918	356

Total	¥381,228	$3,881

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

7. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2008 and 2009 is as follows:

	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Borrowers in Japan:
Consumer—
Housing loans	¥661,634	¥702,788	$7,154
Card loans	347,632	337,403	3,435
Other	59,916	45,081	459

	1,069,182	1,085,272	11,048

Corporate—
Real estate companies	848,787	651,597	6,633
Commercial, industrial and other companies	1,325,552	1,097,086	11,169

	2,174,339	1,748,683	17,802

	3,243,521	2,833,955	28,850
Overseas corporate, industrial and other borrowers	330,514	321,162	3,270
Purchased loans*	192,275	148,984	1,516

	¥3,766,310	¥3,304,101	$33,636

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtor is unlikely and consist mainly of housing loans, loans to real estate companies and commercial, industrial and other companies in Japan.

Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

At March 31, 2009, the contractual maturities of installment loans except purchased loans for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2010	¥582,503	$5,930
2011	572,183	5,825
2012	478,159	4,868
2013	409,398	4,168
2014	315,345	3,210
Thereafter	797,529	8,119

Total	¥3,155,117	$32,120

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥181,972 million, ¥204,577 million and ¥172,838 million ($1,759 million) for fiscal 2007, 2008 and 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain loans, which the Company has the intent and ability to sell or securitize to outside parties in the foreseeable future, are considered held-for-sale and are carried at the lower of cost or market value determined on an individual basis. These loans held for sale are included in installment loans and the outstanding balances of these loans as of March 31, 2008 and 2009 are ¥97,317 million and ¥36,896 million ($376 million), respectively.

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

Purchased loans acquired by the Company and its subsidiaries are generally characterized by extended period of non-performance by the borrower which result in limited or no expectation of further performance by the borrower except through liquidation of collateral. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment, or arrangement of evacuation of the property after foreclosure, or the sale of such loans to third parties. In some cases, the Company and its subsidiaries may employ a number of these strategies to maximize collateral realization. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The carrying amounts of these purchased loans were ¥192,275 million and ¥148,984 million ($1,516 million) as of March 31, 2008 and 2009 and the fair value at the acquisition date of these purchased loans acquired during fiscal 2008 and 2009 were ¥77,950 million and ¥17,647 million ($180 million), respectively.

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥14,594 and ¥16,650 million ($170 million) as of March 31, 2008 and 2009.

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2007, 2008 and 2009 are as follows:

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Beginning balance	¥8,028	¥8,519	¥8,579	$87
Provisions charged to income	1,545	1,414	1,615	16
Charge-offs	(1,049)	(1,316)	(462)	(4)
Other*	(5)	(38)	(212)	(2)

Ending balance	¥8,519	¥8,579	¥9,520	$97

*	Other includes foreign currency translation adjustments.

The above-mentioned amounts are included in the allowance for doubtful receivables on direct financing leases and probable loan losses (see Note 8).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

8. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2007, 2008 and 2009 are as follows:

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Beginning balance	¥97,002	¥89,508	¥102,007	$1,038
Provisions charged to income	13,805	33,226	77,028	784
Charge-offs	(23,389)	(20,310)	(21,027)	(214)
Recoveries	2,059	1,742	1,296	13
Other*	31	(2,159)	(760)	(7)

Ending balance	¥89,508	¥102,007	¥158,544	$1,614

*	Other includes foreign currency translation adjustments and amounts reclassified to discontinued operations.

The balance of the allowance broken down into investment in direct financing leases and installment loans at March 31, 2008 and 2009 is as follows:

	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Balance of allowance related to:
Investment in direct financing leases	¥25,481	¥27,540	$280
Installment loans	76,526	131,004	1,334

Total	¥102,007	¥158,544	$1,614

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

The Company and its subsidiaries consider that large balance non-homogeneous loans are impaired when principal or interest is past due 90 days or more, or earlier, if management determines that it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of these loans, and consider that smaller balance homogeneous loans, including housing loans and card loans are impaired when these terms of loans are modified in a troubled debt restructuring.

The recorded investments in loans considered impaired are ¥165,283 million and ¥449,705 million ($4,578 million) as of March 31, 2008 and 2009, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥108,921 million and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

¥262,145 million ($2,669 million) as of March 31, 2008 and 2009, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥38,081 million and ¥89,236 million ($908 million) as of March 31, 2008 and 2009, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets. The recorded investments in loans considered impaired above include purchased loans considered impaired as described in Note 7.

The average recorded investments in impaired loans for fiscal 2007, 2008 and 2009 were ¥91,037 million, ¥126,789 million and ¥317,911 million ($3,236 million), respectively.

The Company and its subsidiaries recognized interest income on impaired loans of ¥2,388 million, ¥5,103 million and ¥15,482 million ($158 million), and collected in cash interest on impaired loans of ¥1,752 million, ¥3,428 million and ¥9,421 million ($96 million) in fiscal 2007, 2008 and 2009, respectively.

The Company and its subsidiaries use 90 days for suspending recognition of income from direct financing leases and loans (see Note 1(e)).

As of March 31, 2008 and 2009, the balances of direct financing leases on non-accrual status were ¥22,637 million and ¥27,949 million ($285 million), and the balances of smaller-balance homogeneous loans on non-accrual status were ¥15,333 million and ¥17,860 million ($182 million), respectively.

9. Investment in Securities

Investment in securities at March 31, 2008 and 2009 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Trading securities	¥34,535	¥7,410	$75
Available-for-sale securities	884,777	729,273	7,424
Other securities	202,472	189,457	1,929

Total	¥1,121,784	¥926,140	$9,428

Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 21).

For fiscal 2007, 2008 and 2009, net unrealized holding gains and losses on trading securities were gains of ¥6,649 million, losses of ¥5,264 million and losses of ¥13,065 million ($133 million), respectively.

During fiscal 2007 and 2008, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥118,727 million and ¥198,584 million, respectively, resulting in gross realized gains of ¥50,009 million and ¥8,534 million, respectively, and gross realized losses of ¥368 million and ¥333 million, respectively. During fiscal 2009, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥242,702 million ($2,471 million), resulting in gross realized gains of ¥8,266 million ($84 million) and gross realized losses of ¥4,932 million ($50 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2007, 2008 and 2009, the Company and its subsidiaries charged losses on securities of ¥5,592 million, ¥8,290million and ¥18,632 million ($190 million), respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share.

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥106,652 million and ¥98,498 million ($1,003 million) at March 31, 2008 and 2009. Investments with an aggregate cost of ¥104,931 million and ¥94,643 million ($963 million) were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investment.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at March 31, 2008 and 2009 are as follows:

March 31, 2008

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥26,599	¥167	¥(9)	¥26,757
Japanese prefectural and foreign municipal bond securities	42,341	587	(2)	42,926
Corporate debt securities	252,305	3,375	(3,162)	252,518
Mortgage-backed and other asset-backed securities	456,347	7,729	(1,876)	462,200
Equity securities	54,701	49,848	(4,173)	100,376

	¥832,293	¥61,706	¥(9,222)	¥884,777

March 31, 2009

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥70,463	¥116	¥(147)	¥70,432
Japanese prefectural and foreign municipal bond securities	16,625	132	(18)	16,739
Corporate debt securities	158,117	220	(7,355)	150,982
Mortgage-backed and other asset-backed securities	450,069	10,542	(15,022)	445,589
Equity securities	42,722	7,757	(4,948)	45,531

	¥737,996	¥18,767	¥(27,490)	¥729,273

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2009

	Millions of U.S. dollars
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	$717	$1	$(1)	$717
Japanese prefectural and foreign municipal bond securities	169	1	(0)	170
Corporate debt securities	1,610	2	(75)	1,537
Mortgage-backed and other asset-backed securities	4,582	107	(153)	4,536
Equity securities	435	79	(50)	464

	$7,513	$190	$(279)	$7,424

The following table provides information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2008 and 2009, respectively:

March 31, 2008

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	¥1,018	¥(9)	¥—	¥—	¥1,018	¥(9)
Japanese prefectural and foreign municipal bond securities	853	(1)	703	(1)	1,556	(2)
Corporate debt securities	56,091	(1,786)	54,147	(1,376)	110,238	(3,162)
Mortgage-backed and other asset-backed securities	43,238	(1,604)	7,631	(272)	50,869	(1,876)
Equity securities	17,216	(4,131)	278	(42)	17,494	(4,173)

	¥118,416	¥(7,531)	¥62,759	¥(1,691)	¥181,175	¥(9,222)

March 31, 2009

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	¥37,827	¥(147)	¥—	¥—	¥37,827	¥(147)
Japanese prefectural and foreign municipal bond securities	4,620	(18)	—	—	4,620	(18)
Corporate debt securities	50,754	(605)	63,231	(6,750)	113,985	(7,355)
Mortgage-backed and other asset-backed securities	193,766	(10,249)	47,134	(4,773)	240,900	(15,022)
Equity securities	37,019	(4,570)	970	(378)	37,989	(4,948)

	¥323,986	¥(15,589)	¥111,335	¥(11,901)	¥435,321	¥(27,490)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2009

	Millions of U.S. dollars
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Japanese and foreign government bond securities	$385	$(1)	$—	$—	$385	$(1)
Japanese prefectural and foreign municipal bond securities	47	(0)	—	—	47	(0)
Corporate debt securities	517	(6)	644	(69)	1,161	(75)
Mortgage-backed and other asset-backed securities	1,973	(104)	480	(49)	2,453	(153)
Equity securities	377	(46)	9	(4)	386	(50)

	$3,299	$(157)	$1,133	$(122)	$4,432	$(279)

Approximately 300 and 540 investment securities were in an unrealized loss position as of March 31, 2008 and 2009, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates and credit spreads and market trends. As part of its ongoing monitoring process, management has concluded that none of these securities were other-than-temporarily impaired at March 31, 2008 and 2009 because the decline was not attributable to the issuer’s specific economic conditions such as credit risk. The Company and its subsidiaries have the ability and intent to hold these securities for time sufficient to recover their amortized costs.

The Company and its subsidiaries adopted FASB Staff Position No. FAS 115-2 and FAS 124-2 (“Recognition and Presentation of Other-Than-Temporary Impairments”) early, and there was not significant effect of the adoption on the results of operation or financial position in fiscal 2009.

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities held at March 31, 2009:

	Millions of yen		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	¥127,268	¥126,241	$1,296	$1,285
Due after one to five years	357,003	353,743	3,634	3,601
Due after five to ten years	111,696	104,505	1,137	1,064
Due after ten years	99,307	99,253	1,011	1,010

	¥695,274	¥683,742	$7,078	$6,960

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥19,559 million, ¥22,443 million and ¥23,763 million ($242 million) for fiscal 2007, 2008 and 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In fiscal 2009, a certain foreign subsidiary acquired debt securities with evidence of deterioration of credit quality at the time of acquisition, and those debt securities were probably not able to recover all contractual amounts. In accordance with the provision of the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 03-3 (“SOP 03-3”), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”, the subsidiary determined the expected future cash flows taking into account historical cash collections for debt securities with similar characteristics as well as expected prepayments and the amount and the timing of undiscounted expected principal, interest and other cash flows for each pool of debt securities. Accretable yield represents the excess of expected future cash flows over carrying value of the debt securities, which is recognized as interest income over the remaining life of the debt securities. As of March 31, 2009, the carrying amount and the nominal value of debt securities acquired with evidence of deterioration of credit quality were ¥13,974 million ($142 million) and ¥48,349 ($492 million) respectively, and the outstanding balance of accretable yield was ¥12,849 million ($131 million). In addition, there was no such debt security at March 31, 2008.

10. Securitization Transactions

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

During fiscal 2007, 2008 and 2009, certain information with respect to these transactions accounted for as sales is as follows:

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Direct financing leases:
Balance sold	¥167,567	¥116,445	¥37,889	$386
Gains (losses) on sales	4,237	1,688	(365)	(4)
Interests that continue to be held	26,608	17,074	17,903	182
Installment loans:
Balance sold	88,150	59,161	5,258	54
Gains on sales	3,146	1,155	132	1
Interests that continue to be held	19,495	7,253	148	2
Investment in securities:
Balance sold	12,519	10,851	—	—
Gains on sales	379	638	—	—
Interests that continue to be held	4,207	830	—	—

Regarding securitizations of direct financing lease receivables, for fiscal 2007, 2008 and 2009, revenues from interests that continue to be held of ¥6,484 million, ¥6,826 million and ¥5,772 million ($59 million), respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from interests that continue to be held of ¥1,715 million, ¥2,365 million and ¥1,476 million ($15 million) for fiscal 2007, 2008 and 2009, respectively, are included in interest on loans and investment securities in the consolidated statements of income. Regarding securitizations of investment in securities, revenues from interests that continue to be held of ¥4,141 million, ¥3,902 million and ¥3,469 million ($35 million) for fiscal 2007, 2008 and 2009, respectively, are included in interest on loans and investment securities in the consolidated statements of income.

As of March 31, 2007, 2008 and 2009, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

Economic assumptions used in measuring the interests that continue to be held related to securitization transactions completed during fiscal 2007, 2008 and 2009 are as follows:

	2007					2008				2009
	Direct financing leases	Installment loans			Investment in securities	Direct financing leases	Installment loans		Investment in securities	Direct financing leases	Installment loans
		Commercial mortgage loans	Mortgage loans for individuals	Others*			Commercial mortgage loans	Mortgage loans for individuals			Commercial mortgage loans
	%	%	%	%	%	%	%	%	%	%	%
Expected credit loss	0.29-1.36	1.04-5.00	1.05-1.18	—	2.19-5.00	0.20-1.27	5.04-5.25	0.59	5.04-5.25	1.27-1.52	0.86
Discount rate	3.40-6.61	1.25-2.46	0.99-1.12	8.57-8.85	0.50-8.51	2.23-9.80	2.71-2.76	1.75	2.71-9.04	1.92-11.43	2.60
Annual prepayment rate	1.36-6.02	20.67-32.74	7.06-7.26	—	20.67-34.89	2.00-4.92	22.19-23.43	4.48	22.19-23.43	3.70-6.52	1.15

*	With respect to others, certain subsidiary did not separate assumptions for expected credit loss and prepayment rate but considered the effect of expected credit loss and prepayment in estimating discount rate.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Interests that continue to be held from securitization transactions are recorded in the consolidated balance sheet at March 31, 2009. Key economic assumptions used in measuring the fair value of them, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

2009
Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities

Expected credit loss	0.21%-1.62%	0.72%-8.50%	0.79%-1.00%	2.00%-8.50%
Discount rate	1.83%-15.61%	0.84%-6.52%	2.36%-5.74%	0.79%-20.50%
Annual prepayment rate	0.21%-6.52%	1.50%-54.63%	2.67%-5.66%	33.44%-47.29%

	Millions of yen				Millions of U.S. dollars
		Installment loans				Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Fair value of interests that continue to be held	¥64,183	¥5,783	¥25,429	¥34,463	$653	$59	$259	$351
Book value of the interests that continue to be held	57,632	5,969	23,717	36,365	587	61	241	370
Weighted average life (in years)	3.0-3.3	1.4	13.3-25.5	1.0-4.3	3.0-3.3	1.4	13.3-25.5	1.0-4.3
Expected credit loss:
+10%	456	71	46	74	5	1	0	1
+20%	914	140	80	125	9	1	1	1
Discount rate:
+10%	636	44	509	652	6	0	5	7
+20%	1,257	82	999	1,225	13	1	10	12
Prepayment rate:
+10%	148	51	220	8	2	1	2	0
+20%	296	101	419	16	3	1	4	0

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

Certain cash flows received from/paid to SPEs for all securitization activities in fiscal 2007, 2008 and 2009 are summarized as follows:

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Proceeds from new securitizations	¥265,188	¥188,035	¥42,922	$437
Servicing fees received	290	422	419	4
Cash flows received on interests that continue to be held	37,923	24,096	23,740	242
Repurchases of ineligible assets	(13,410)	(12,757)	(20,219)	(206)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Quantitative information about delinquencies, net credit losses, and components of financial assets sold on securitization and other assets managed together as of March 31, 2008 and 2009 are as follows:

March 31, 2008

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,357,916	¥22,637	¥8,085
Installment loans	3,918,518	180,616	10,483

Total assets managed or sold on securitization	5,276,434	¥203,253	¥18,568

Less: assets sold on securitization	(411,996)

Assets held in portfolio	¥4,864,438

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2008, are ¥455,242 million but the assets of ¥43,246 million, of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

The total assets of investment securities sold on securitization, as of March 31, 2008, are ¥46,707 million and not included in the table above.

March 31, 2009

	Millions of yen			Millions of dollars
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,106,253	¥27,949	¥7,232	$11,262	$284	$74
Installment loans	3,434,666	467,565	12,499	34,965	4,760	127

Total assets managed or sold on securitization	4,540,919	¥495,514	¥19,731	46,227	$5,044	$201

Less: assets sold on securitization	(322,374)			(3,282)

Assets held in portfolio	¥4,218,545			$42,945

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2009, are ¥353,510 million ($3,599 million), but the assets of ¥31,136 million ($317 million), of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The total assets of investment securities sold on securitization, as of March 31, 2009, are ¥45,145 million ($460 million) and are not included in the table above.

The Company and its subsidiaries entered into other lease receivable securitization programs, other installment loan securitization programs and other investment in securities securitization programs that are not accounted for as sales but as secured borrowings. The payables under these securitization programs of ¥374,920 million and ¥358,969 million ($3,654 million) are included in long-term debt as of March 31, 2008 and 2009 respectively. The collateral under these securitization programs of ¥178,459 million and ¥184,149 million ($1,875 million) is included in investment in direct financing leases in the consolidated balance sheets as of March 31, 2008 and 2009, respectively. The collateral under these securitization programs of ¥284,168 million and ¥291,312 million ($2,966 million) is included in installment loans in the consolidated balance sheets as of March 31, 2008 and 2009, respectively. In addition, the collateral under these securitization programs of ¥14,731 million and ¥14,683 million ($149 million) is included in investment in securities in the consolidated balance sheets as of March 31, 2008 and 2009.

Also, the cash reserves included in trust accounts under these securitization programs of ¥12,418 million and ¥22,471 million ($229 million) are included in other assets in the consolidated balance sheets as of March 31, 2008 and 2009 respectively.

11. Variable Interest Entities

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

All of these facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE or otherwise rise to the level where disclosure would provide useful information to the users of the Company’s financial statements. In most of cases, it is qualitatively clear based on the extent of the involvements of the Company and its subsidiaries or seniority of its investments, whether the Company and its subsidiaries are the primary beneficiary or not.

The Company and its subsidiaries generally consider the following types of involvement to be significant, when making such determination.

•	designing the structuring of a transaction

•	providing an equity investment and debt financing

•	being the investment manager and receiving variable fees

•	providing liquidity and other financial support

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Information about significant VIEs for the Company and its subsidiaries are as follows:

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIEs structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. Among those VIEs, no VIEs were subject to consolidation. The amount of significant variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are ¥2,642 million and ¥2,642 million ($27 million) as non-recourse loans and ¥14,882 million and ¥11,164 million ($114 million) as equity investments as of March 31, 2008 and 2009, respectively. Those non-recourse loans are included in installment loans in the consolidated balance sheets and those equity investments are mainly included in other operating assets in the consolidated balance sheets. The maximum exposure to loss is the amount equal to the total of such loans and equity investments. Total assets of such non-consolidated VIEs are ¥97,697 million and ¥82,037 million ($835 million) as of March 31, 2008 and 2009, respectively.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold debt securities issued by them and/or make investments in them. Total assets of consolidated VIEs were ¥22,212 million and ¥20,953 million ($213 million) as of March 31, 2008 and 2009, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets. And total liabilities of those consolidated VIEs were ¥9,450 million and ¥9,608 million ($98 million) as of March 31, 2008 and 2009, respectively. Those liabilities are mainly included in long-term debt in the consolidated balance sheets. Certain such consolidated VIEs borrow non-recourse loans from financial institutions, and ¥11,519 million and ¥11,339 million ($115 million) of VIEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2008 and 2009, respectively. The lenders of the non-recourse loans and the creditor of the other liabilities have no recourse to other assets of the Company and its subsidiaries.

The amount of significant variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are ¥16,387 million and ¥12,373 million ($126 million) as non-recourse loans and debt securities, and ¥42,082 million and ¥44,222 million ($450 million) as equity investments as of March 31, 2008 and 2009, respectively. Those debt securities are included in investment in securities, those non-recourse loans are included in installment loans and those equity investments are mainly included in other operating assets and investment in affiliates in the consolidated balance sheets. The maximum exposure to loss are ¥84,972 million and ¥77,956 million ($794 million) as of March 31, 2008 and 2009, respectively, since the Company and its subsidiaries have agreements to commit to invest in certain such non-consolidated VIEs, as long as the agreed-upon terms are met. Total assets of such non-consolidated VIEs are ¥451,282 million and ¥476,390 million ($4,850 million) as of March 31, 2008 and 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries acquire real estate and establish VIEs to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries have consolidated such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

Total assets of such VIEs are ¥222,584 million and ¥339,141 million ($3,453 million) as of March 31, 2008 and 2009, respectively. Those assets are mainly included in investment in operating leases, other assets and other operating assets in the consolidated balance sheets as of March 31, 2008 and 2009, respectively. And total liabilities of those consolidated VIEs were ¥70,245 million and ¥108,250 million ($1,102 million) as of March 31, 2008 and 2009, respectively. Those liabilities are mainly included in long-term debt in the consolidated balance sheets. Certain such consolidated VIEs borrow non-recourse loans from financial institutions, and ¥92,423 million and ¥160,283 million ($1,632 million) of VIEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2008 and 2009, respectively. The lenders of the non-recourse loans and the creditors of the other liabilities have no recourse to other assets of the Company and its subsidiaries.

For fiscal 2009, the Company and its subsidiaries made additional equity investments in certain non-consolidated VIEs to support their repayment, since those VIEs had difficulty repaying debt. The amount of those additional equity investments is ¥7,653 million ($78 million). As a result, the Company and its subsidiaries have absorbed a majority of the expected losses and consolidated those VIEs.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but deemed to have the potential to recover in the future. The servicing operations for the VIEs are mainly conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs.

Total assets of the consolidated VIEs are ¥21,622 million and ¥17,295 million ($176 million) as of March 31, 2008 and 2009, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of March 31, 2008 and 2009, respectively. Certain VIEs borrow non-recourse loans from financial institutions, and ¥714 million and ¥475 million ($5 million) of VIEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2008 and 2009, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(e) VIEs for acquisition of loan receivables

The Company is involved with VIEs established by customers to purchase loan receivables. VIEs receive loan receivables as trust assets from the customers. The servicing operations for the VIEs are conducted by the customers.

The Company consolidated such VIEs since the Company purchased all of beneficial interests of such VIEs.

Total assets of the consolidated VIEs are ¥120,197 million and ¥103,161 million ($1,050 million) as of March 31, 2008 and 2009, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of March 31, 2008 and 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(f) VIEs for investment in securities

The Company and its subsidiaries have the interests of VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them.

Total assets of the consolidated VIEs are ¥42,026 million and ¥39,296 million ($400 million) as of March 31, 2008 and 2009, respectively. Those assets are mainly included in other operating assets and investment in affiliates in the consolidated balance sheets as of March 31, 2008 and 2009. And total liabilities of those consolidated VIEs were ¥15,677 million and ¥15,551 million ($158 million) as of March 31, 2008 and 2009, respectively. Those liabilities are mainly included in trade notes, accounts payable and other liabilities in the consolidated balance sheets. The creditors of those liabilities have no recourse to other assets of the Company and its subsidiaries. The Company has agreements to commit to invest in certain such consolidated VIEs. The total unused capital amount available is ¥3,047 million and ¥1,995 ($20 million) as of March 31, 2008 and 2009, respectively.

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

Most of these kumiais are not consolidated by the Company and its subsidiaries since the Company and its subsidiaries are not the primary beneficiary.

12. Investment in Affiliates

Investment in affiliates at March 31, 2008 and 2009 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Shares	¥319,840	¥260,155	$2,649
Loans	7,923	4,540	46

	¥327,763	¥264,695	$2,695

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥119,312 million and ¥76,337 million, respectively, as of March 31, 2008 and ¥50,395 million ($513 million) and ¥33,980 million ($346 million), respectively, as of March 31,2009.

In fiscal 2007, 2008 and 2009, the Company and its subsidiaries received dividends from affiliates of ¥3,781 million, ¥5,781 million and ¥11,046 million ($112 million), respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥4,038 million and ¥13,740 million ($140 million) as of March 31, 2008 and 2009, respectively.

ORIX JREIT Inc. (“ORIX JREIT”), an equity method affiliate, entered into an asset management agreement with one of the Company’s subsidiaries and paid ¥1,314 million of management fees for fiscal 2007, ¥1,323 million for fiscal 2008 and ¥1,672 million ($17 million) for fiscal 2009, respectively.

The Company and its subsidiaries sold office buildings under operating leases to ORIX JREIT and recognized ¥22,642 million, ¥13,682 million and ¥23,895 million ($243 million) of gains on the sales, which were included in gains on sales of real estate under operating leases in the accompanying consolidated statements of income for fiscal 2007, 2008 and 2009, respectively. The related intercompany profits have been eliminated based on the Company’s proportionate share.

During fiscal 2007 and 2008, upon completion of valuation of the assets and liabilities of affiliates that were acquired, it was determined that the fair value of the investee’s net assets exceeded the purchase price paid. This excess of fair value of the Company’s proportionate interest in the net assets of the investee upon acquisition has been recorded first as a reduction of non-current assets of the investee with the excess reported as an extraordinary gain of ¥573 million and ¥933 million, net of tax of ¥396 million and ¥646 million, during fiscal 2007 and 2008, respectively.

During fiscal 2008, the Company and its subsidiaries acquired an additional interest in DAIKYO INCORPORATED (“DAIKYO”) in a share swap. DAIKYO acquired Fuso Lexel Incorporated (“Fuso Lexel”) through a share swap. As the Company and its subsidiaries had held shares of Fuso Lexel, the Company and subsidiaries acquired an additional interest in DAIKYO through this share swap. As a result of the transaction, the interest of the third parties increased, and the ownership interest of the Company and its subsidiaries in DAIKYO decreased from 43% to 41%. Because the issuance price per share issued by DAIKYO was more than the average carrying amount per share of the Company and its subsidiaries, the Company and its subsidiaries was required to adjust the carrying amounts of its investments in DAIKYO by ¥2,377 million and recognized gains in earnings.

On March 25,2009, the Company transferred ORIX Facilities Corporation, a subsidiary, to DAIKYO through a share swap. This resulted in acquisition of preferred shares of DAIKYO in an issue amount of ¥9,439 million ($96 million) and recognized a gain of ¥3,576 million ($36 million) in earnings. The related intercompany profits have been eliminated based on the Company’s proportionate share.

During fiscal 2009, The Fuji Fire and Marine Insurance Company Limited (“Fuji Fire”) issued 117,000,000 shares to a third party with ¥135 per share, aggregated amount of ¥15,795 million ($161 million). As a result, the ownership interest of the Company in Fuji Fire decreased from 26% to 20%. Because the issuance price per share issued by Fuji Fire was less than the average carrying amount per share of the Company, the Company was required to adjust the carrying amounts of its investments in Fuji Fire by ¥4,574 million ($47 million) and recognized loss in earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

During fiscal 2009, the Company recognized ¥29,965 million ($305 million) impairment losses related to certain affiliates whose shares are listed. It was judged that the downward stock price movements of the affiliates were other than temporary because there have been deterioration of operating results in those companies. The losses mainly arose from Fuji Fire, which belongs to Investment Banking segment under FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”).

Companies comprising a significant portion of investment in affiliates are DAIKYO (41% of equity share) and Fuji Fire (20%). Also, during fiscal 2008, the Company sold all of its 120,700,000 shares, representing a 17% ownership interest, in Korea Life Insurance Co., Ltd., to the Hanwha Group of Korea.

Combined and condensed information relating to the affiliates for fiscal 2007, 2008 and 2009 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Operations:
Total revenues	¥2,128,620	¥1,738,670	¥1,393,480	$14,186
Income before income taxes	199,030	206,009	(64,530)	(657)
Net income	148,643	158,949	(77,415)	(788)

Financial position:
Total assets	¥8,970,148	¥4,326,436	¥4,390,084	$44,692
Total liabilities	7,912,866	3,298,243	3,435,107	34,970
Shareholders’ equity	1,057,282	1,028,193	954,977	9,722

The Company and its subsidiaries had no significant transactions with these companies except as described above.

In Investment in affiliates as at March 31,2009, ¥10,245 million ($104 million) is measured at fair value by the election of the fair value option under FASB Statement No.159 (“The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115”). During fiscal 2009, a change in fair value of ¥245 million ($2 million) is included in equity in net income (loss) of affiliates in the consolidated statements of income. The Company and its subsidiaries have chosen the fair value option on a certain investment in affiliate made in fiscal 2009, which is a relatively short-term investment in order to earn a capital gain. This affiliate is listed on a stock exchange market. The Company and its subsidiaries believe that such investment is appropriately reported on a reliable amount by the election of the fair value option. For information about the valuation methodologies, see Note 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

13. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2007, 2008 and 2009 are as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas	Total
Balance at March 31, 2006	¥421	¥281	¥3,267	¥2,012	¥4,452	¥54,570	¥65,003
Acquired	—	—	15,455	3,145	—	—	18,600
Impairment	(1)	—	—	(15)	—	—	(16)
Other (net)*	5	1	(4)	(19)	—	397	380

Current period change	4	1	15,451	3,111	—	397	18,964

Balance at March 31, 2007	425	282	18,718	5,123	4,452	54,967	83,967
Acquired	5,530	—	5,639	1,776	—	1,369	14,314
Impairment	—	—	—	(955)	—	—	(955)
Other (net)*	(52)	—	(6,512)	(450)	—	(8,116)	(15,130)

Current period change	5,478	—	(873)	371	—	(6,747)	(1,771)

Balance at March 31, 2008	5,903	282	17,845	5,494	4,452	48,220	82,196
Acquired	39	—	5,298	20	—	—	5,357
Impairment	(1,698)	—	—	(281)	—	—	(1,979)
Other (net)*	(3,422)	—	(3,913)	353	—	(1,348)	(8,330)

Current period change	(5,081)	—	1,385	92	—	(1,348)	(4,952)

Balance at March 31, 2009	¥822	¥282	¥19,230	¥5,586	¥4,452	¥46,872	¥77,244

	Millions of U.S. dollars
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas	Total
Balance at March 31, 2008	$60	$3	$182	$56	$45	$491	$837
Acquired	0	—	54	0	—	—	54
Impairment	(17)	—	—	(3)	—	—	(20)
Other (net)*	(35)	—	(40)	4	—	(14)	(85)

Current period change	(52)	—	14	1	—	(14)	(51)

Balance at March 31, 2009	$8	$3	$196	$57	$45	$477	$786

*	Other includes foreign currency translation adjustments and certain other reclassifications. In addition, the Company implemented changes to its internal organization to reorganize its businesses into six segments to facilitate formulating strategy, allocating resources and determining portfolio balance at the segment level as of April 1, 2008. Certain related amounts that had been previously reported are reclassified.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other intangible assets at March 31, 2008 and 2009 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Intangible assets not subject to amortization:
Trade name	¥20,525	¥20,220	$206
Others	534	517	5

	21,059	20,737	211

Intangible assets subject to amortization:
Software	58,556	61,729	628
Others	12,849	15,159	155

	71,405	76,888	783
Accumulated amortization	(44,493)	(47,133)	(480)

Net	26,912	29,755	303

	¥47,971	¥50,492	$514

The aggregate amortization expenses for intangible assets are ¥8,859 million, ¥8,899 million and ¥9,021 million ($92 million) in fiscal 2007, 2008 and 2009, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥7,814 million ($80 million) in fiscal 2010, ¥6,262 million ($64 million) in fiscal 2011, ¥4,930 million ($50 million) in fiscal 2012, ¥3,272 million ($33 million) in fiscal 2013 and ¥1,812 million ($18 million) in fiscal 2014, respectively.

The Company and its subsidiaries performed tests for impairment on intangible assets. As the result, the Company and its subsidiaries recognized ¥4,109 million of impairment losses, of which ¥2,910 million were reflected as selling, general and administrative expenses, and ¥1,199 million were recorded as income from discontinued operations in fiscal 2008. Of these impairment losses, ¥2,654 million was a result of impairment losses in the trade name, and ¥1,455 million was a result of the termination of contracts with the seller in acquisitions. The losses of ¥2,910 million were included in the Corporate Financial Services segment, and ¥1,199 million were included in the Investment Banking segment.

14. Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts, commercial paper and medium-term note program.

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2008 and 2009 are as follows:

March 31, 2008

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥385,654	1.5%
Short-term debt outside Japan, mainly from banks	269,895	4.5
Commercial paper in Japan	661,550	0.8
Medium-term note program in Japan	13,048	2.5

	¥1,330,147	1.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2009

	Millions of yen	Millions of U.S. dollars	Weighted average rate
Short-term debt in Japan, mainly from banks	¥370,507	$3,772	1.5%
Short-term debt outside Japan, mainly from banks	198,169	2,017	3.1
Commercial paper in Japan	225,846	2,299	1.2
Commercial paper outside Japan	145	1	2.5
Medium-term note program in Japan	3,500	36	1.2

	¥798,167	$8,125	1.8

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due at March 31, 2008 and 2009 are as follows:

March 31, 2008

	Due	Millions of yen	Weighted average rate
Banks:
Fixed rate	2009~2021	¥296,398	2.5%
Floating rate	2009~2020	1,637,300	1.5
Insurance companies and others:
Fixed rate	2009~2018	445,982	1.5
Floating rate	2009~2021	313,553	1.3
Unsecured bonds	2009~2018	1,232,678	1.7
Unsecured bond with stock acquisition rights	2023	37,750	0.0
Unsecured notes under medium-term note program	2009~2018	123,606	3.5
Payables under securitized lease receivables	2009~2016	108,246	1.4
Payables under securitized loan receivables and investment in securities	2009~2024	266,674	1.3

		¥4,462,187	1.6

March 31, 2009

	Due	Millions of yen	Millions of U.S. dollars	Weighted average rate
Banks:
Fixed rate	2010~2023	¥327,623	$3,335	2.2%
Floating rate	2010~2020	1,621,558	16,509	1.3
Insurance companies and others:
Fixed rate	2010~2018	440,001	4,479	1.6
Floating rate	2010~2021	286,947	2,921	1.2
Unsecured bonds	2010~2018	1,130,563	11,509	1.4
Unsecured convertible bonds with stock acquisition rights	2014	150,000	1,527	1.0
Unsecured bond with stock acquisition rights	2023	38,791	395	0.0
Unsecured notes under medium-term note program	2010~2018	99,393	1,012	1.6
Payables under securitized lease receivables	2010~2016	114,260	1,163	1.7
Payables under securitized loan receivables and investment in securities	2010~2025	244,709	2,491	1.5

		¥4,453,845	$45,341	1.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2009 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2010	¥1,032,849	$10,515
2011	1,192,196	12,137
2012	979,842	9,975
2013	558,005	5,681
2014	419,503	4,271
Thereafter	271,450	2,762

Total	¥4,453,845	$45,341

For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made semiannually and principal is repaid upon maturity of the notes.

For unsecured convertible bond with stock acquisition rights, the Company issued series three unsecured convertible bond with stock acquisition rights of ¥150,000 million ($1,527 million) in December 2008. As of March 31, 2009, the bond had stock acquisition rights that were convertible into approximately 21,087,000 shares of common stock at a conversion price of ¥7,113.10 per share. The conversion price shall be adjusted mainly in a situation where the Company issues new shares at less than the current market price of the shares.

For unsecured bond with stock acquisition rights, the Company issued Liquid Yield Option NotesTM of $400 million, net of unamortized discount of $622 million, in June 2002. As of March 31, 2009, the bond had stock acquisition rights that were convertible into approximately 2,435,000 shares of common stock at a conversion price of $117.87 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the previous quarter is more than specified conversion trigger price which will be accreted from $129.93 for the quarter including the date of issuance to $328.39 for the quarter including the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred. The conversion price shall be adjusted mainly in a situation where the Company issues new shares at less than the current market price of the shares.

During fiscal 2007, 2008 and 2009, the Company and certain subsidiaries recognized net amortization expenses of bond premiums and discounts, and deferred issuance costs of bonds and medium-term notes in the amount of ¥3,797 million, ¥3,184 million and ¥3,551 million ($36 million), respectively.

Total committed lines for the Company and its subsidiaries were ¥689,698 million and ¥537,196 million ($5,469 million) at March 31, 2008 and 2009, respectively, and, of these lines, ¥480,250 million and ¥270,507 million ($2,754 million) were available at March 31, 2008 and 2009, respectively. Of the available committed lines, ¥114,887 million and ¥109,197 million ($1,112 million) were long-term committed credit lines at March 31, 2008 and 2009, respectively.

Some of the debt and commitment contracts contain covenant clauses, and some of these include financial restrictions, such as the maintenance of a certain shareholders’ equity ratio, as well as the maintenance of a specified credit rating. As of March 31, 2009, the Company and its subsidiaries were in compliance with such objective covenant requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.

In addition to the assets that are not accounted for as sales but for as secured borrowings as described in Note 10 (“Securitization Transactions”), and the assets held by SPEs described in Note 11 (“Variable Interest Entities”), the short-term and long-term debt payables to financial institutions are secured by the following assets as of March 31, 2009:

	Millions of yen	Millions of U.S. dollars
Minimum lease payments, loans and investment in operating leases	¥104,106	$1,060
Investment in securities	34,930	356
Investment in Affiliates	9,179	93
Other operating assets	53,327	543
Office facilities and others	11,443	116

	¥212,985	$2,168

As of March 31, 2009, investment in securities of ¥35,140 million ($358 million) were pledged for primarily collateral deposits.

Under agreements with customers on brokerage business, a subsidiary received customers’ securities with an approximate value of ¥18,547 million ($189 million) as of March 31, 2009, that may be sold or repledged by the subsidiary. As of March 31, 2009, ¥10,239 million ($104 million) at market value of the securities were repledged as collateral.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

15. Deposits

Deposits at March 31, 2008 and 2009 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Time deposits	¥436,971	¥638,591	$6,501
Other deposits	33,712	29,036	296

Total	¥470,683	¥667,627	$6,797

The balances of time deposits, including certificates of deposit, issued in amounts of ¥10 million ($102 thousand) or more were ¥298,741 million and ¥396,088 million ($4,032 million) at March 31, 2008 and 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The maturity schedule of time deposits at March 31, 2009 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2010	¥388,113	$3,951
2011	68,445	697
2012	110,117	1,121
2013	33,293	339
2014	38,623	393

Total	¥638,591	$6,501

16. Income Taxes

Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains, and the provision for income taxes in fiscal 2007, 2008 and 2009 are as follows:

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains:
Japan	¥245,560	¥191,989	¥(14,648)	$(149)
Overseas	69,418	56,566	24,719	252

	¥314,978	¥248,555	¥10,071	$103

Provision for income taxes:
Current—
Japan	¥104,388	¥104,186	¥41,625	$424
Overseas	12,639	4,762	23	0

	117,027	108,948	41,648	424

Deferred—
Japan	(3,694)	(26,933)	(52,006)	(529)
Overseas	12,426	16,472	8,368	85

	8,732	(10,461)	(43,638)	(444)

Provision for income taxes	¥125,759	¥98,487	¥(1,990)	$(20)

In fiscal 2007, 2008 and 2009, the Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of 40.9%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2007, 2008 and 2009 are as follows:

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gains	¥314,978	¥248,555	¥10,071	$103

Tax provision computed at statutory rate	¥128,826	¥101,659	¥4,119	$42
Increases (reductions) in taxes due to:
Change in valuation allowance	220	1,359	6,792	69
Non-deductible expenses for tax purposes	2,348	2,067	1,755	18
Effect of lower tax rates on foreign subsidiaries and a domestic life insurance subsidiary	(1,765)	(1,480)	(1,479)	(15)
Effect of a revision of the taxation system	—	—	(10,970)	(112)
Other, net	(3,870)	(5,118)	(2,207)	(22)

Provision for income taxes	¥125,759	¥98,487	¥(1,990)	$(20)

The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

In March 2009, the Japanese tax code was revised to reduce the taxes on dividends of foreign subsidiaries by 95%, which resulted in a substantial reduction of our taxes in fiscal 2009.

Prior to the 2009 revision, dividends received from foreign subsidiaries were taxed at a rate based on the differences between the Japanese tax rate and applicable income tax rates in foreign countries. Consequently, deferred tax liabilities related to such additional tax for undistributed earnings of foreign subsidiaries had been recognized except for those designated as indefinitely reinvested.

In fiscal 2009, the Company reversed deferred tax liabilities except for the amount which continued to be taxed under the revised tax code.

As part of our capital allocation plans going forward, the Company made a decision that for certain foreign subsidiaries where the Company had not recognized deferred tax liabilities the Company will no longer reinvest undistributed earnings indefinitely. Accordingly, the Company recognized deferred tax liabilities for the relevant subsidiaries according to the revised tax code in fiscal 2009.

Total income taxes recognized in fiscal 2007, 2008 and 2009 are as follows:

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Provision for income taxes	¥125,759	¥98,487	¥(1,990)	$(20)
Income taxes on discontinued operations	7,523	15,128	8,111	82
Income taxes on extraordinary gain	396	646	—	—
Goodwill, for initial recognition of acquired tax benefits that previously were included in the valuation allowance	—	—	(2,141)	(21)
Income taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	14,921	(24,665)	(27,533)	(280)
Minimum pension liability adjustments	391	—	—	—
Defined benefit pension plans	2,587	(5,350)	(8,362)	(85)
Foreign currency translation adjustments	599	(10,964)	(2,111)	(22)
Net unrealized gains (losses) on derivative instruments	(1,473)	931	(390)	(4)

Total income taxes	¥150,703	¥74,213	¥(34,416)	$(350)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2008 and 2009 are as follows:

	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Assets:
Net operating loss carryforwards	¥51,989	¥61,618	$627
Allowance for doubtful receivables on direct financing leases and probable loan losses	40,044	67,399	686
Investment in securities	—	19,079	194
Other operating assets	3,915	3,695	38
Accrued expenses	9,634	10,290	105
Other	54,777	39,491	402

	160,359	201,572	2,052
Less: valuation allowance	(41,565)	(44,635)	(454)

	118,794	156,937	1,598
Liabilities:
Investment in direct financing leases	70,777	50,104	510
Investment in operating leases	44,823	62,225	633
Investment in securities	11,775	—	—
Deferred insurance policy acquisition costs	14,781	20,662	210
Policy liabilities	15,727	16,222	165
Undistributed earnings	56,135	17,026	173
Prepaid benefit cost	14,438	8,308	85
Other	61,964	67,071	684

	290,420	241,618	2,460

Net deferred tax liability	¥171,626	¥84,681	$862

Valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥7,137 million in fiscal 2007, ¥18,332 million in fiscal 2008 and ¥3,070 million ($31 million) in fiscal 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain subsidiaries have net operating loss carryforwards of ¥177,932 million ($1,811 million) at March 31, 2009, which expire as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2010	¥1,794	$18
2011	1,944	20
2012	16,500	168
2013	29,893	304
2014	9,500	97
Thereafter	118,301	1,204

Total	¥177,932	$1,811

Net deferred tax assets and liabilities at March 31, 2008 and 2009 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Other assets	¥30,888	¥66,558	$678
Income taxes: Deferred	202,514	151,239	1,540

Net deferred tax liability	¥171,626	¥84,681	$862

The Company and its subsidiaries adopted FASB Interpretation No. 48 (“Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”) effective April 1, 2007. The unrecognized tax benefits as of April 1, 2007, March 31, 2008 and March 31, 2009 were not material. And the Company and its subsidiaries believe that it is not reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2009.

The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of April 1, 2007, March 31, 2008 and March 31, 2009, and in the consolidated statements of income for the years ended March 31, 2008 and 2009 were not material.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary tax examination for the tax years prior to fiscal 2008, and its major domestic subsidiaries are no longer subject to ordinary tax examination for the tax years prior to fiscal 2007, respectively.

Subsidiaries in the United States remain subject to a tax examination for the tax years after fiscal 2001.

17. Pension Plans

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

The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2008 and 2009 is as follows:

	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Change in benefit obligation:
Benefit obligation at beginning of year	¥49,787	¥52,458	$534
Service cost	2,753	3,049	31
Interest cost	1,256	1,327	13
Plan amendments	(43)	—	—
Actuarial loss	568	2,071	21
Foreign currency exchange rate change	(707)	(146)	(1)
Benefits paid	(1,520)	(1,683)	(17)
Settlements	21	—	—
Acquisition and other	343	18	0

Benefit obligation at end of year	¥52,458	¥57,094	$581

Change in plan assets:
Fair value of plan assets at beginning of year	¥89,362	¥84,792	$863
Actual return on plan assets	(8,965)	(15,035)	(153)
Employer contribution	6,275	5,961	61
Benefits paid	(1,442)	(1,549)	(16)
Foreign currency exchange rate change	(491)	(58)	(1)
Acquisition and other	53	—	—

Fair value of plan assets at end of year	¥84,792	¥74,111	$754

The funded status of the plans	¥32,334	¥17,017	$173

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in prepaid expenses	¥34,928	¥20,181	$205
Accrued benefit liability included in accrued expenses	(2,594)	(3,164)	(32)

Net amount recognized	¥32,334	¥17,017	$173

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax, at March 31, 2008 and 2009 consisted of:

	Millions of yen		Millions of U.S. dollars
	2008	2009	2009
Net prior service credit	¥12,757	¥11,486	$117
Net actuarial loss	(19,261)	(38,455)	(391)
Net transition obligation	(382)	(377)	(4)

Total recognized in accumulated other comprehensive income (loss), pre-tax	¥(6,886)	¥(27,346)	$(278)

The estimated portions of the net prior service credit, net actuarial loss and net transition obligation above that will be recognized as a component of net pension cost in 2010 are ¥1,208 million ($12 million), ¥2,101 million ($21 million) and ¥3 million ($0 million), respectively.

The accumulated benefit obligations for all defined benefit pension plans were ¥43,968 million and ¥48,112 million ($490 million), respectively, at March 31, 2008 and 2009.

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥5,475 million, ¥5,145 million and ¥2,883 million, respectively, at March 31, 2008 and ¥5,538 million ($56 million), ¥5,202 million ($53 million) and ¥2,375 million ($24 million), respectively, at March 31, 2009.

Net pension cost of the plans for fiscal 2007, 2008 and 2009 consists of the following:

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Service cost	¥2,630	¥2,753	¥3,049	$31
Interest cost	1,228	1,256	1,327	13
Expected return on plan assets	(1,932)	(2,147)	(2,033)	(20)
Amortization of transition obligation	2	(2)	(3)	(0)
Amortization of net actuarial loss	302	30	724	7
Amortization of prior service credit	(1,209)	(1,208)	(1,208)	(12)
Plan curtailments and settlements	2	1	—	—

Net periodic pension cost	¥1,023	¥683	¥1,856	$19

The Company and certain subsidiaries use a March 31 measurement date for all of our material plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Significant assumptions of domestic and overseas pension plans used to determine these amounts are as follows:

Domestic	2007	2008	2009
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate.	2.2%	2.2%	1.9%
Rate of increase in compensation levels	6.2%	6.2%	5.8%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.2%	2.2%	2.2%
Rate of increase in compensation levels	6.0%	6.2%	6.2%
Expected long-term rate of return on plan assets	2.2%	2.2%	2.2%

Overseas	2007	2008	2009
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate.	6.0%	6.5%	7.1%
Rate of increase in compensation levels	0.6%	0.7%	0.6%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	5.8%	6.0%	6.5%
Rate of increase in compensation levels	0.5%	0.6%	0.7%
Expected long-term rate of return on plan assets	8.2%	8.2%	8.2%

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

The asset allocation for the Company and certain subsidiaries’ pension plans at March 31, 2008 and 2009 are as follows:

	2008	2009
Equity securities	33.0%	28.8%
Debt securities	47.5	49.3
Life insurance company general accounts	5.6	6.9
Short-term financial instruments	4.3	4.9
Other	9.6	10.1

Total	100.0%	100.0%

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

Equity securities in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of ¥118 million and ¥85 million ($1 million) at March 31, 2008 and 2009, respectively.

The Company and certain subsidiaries expect to contribute ¥4,699 million ($48 million) to pension plans during the year ending March 31, 2010.

At March 31, 2009, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2010	¥1,999	$20
2011	1,591	16
2012	1,712	17
2013	1,751	18
2014	1,815	19
2015-2019	10,792	110

Total	¥19,660	$200

In addition, directors and corporate auditors of certain subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. The amount required based on length of service and remuneration to date under these plans is fully accrued.

Total costs charged to income for all the plans including the defined benefit plans are ¥2,578 million, ¥2,978 million and ¥3,947 million ($40 million), in fiscal 2007, 2008 and 2009, respectively.

18. Stock-Based Compensation

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

From fiscal 2003, the Company granted stock acquisition rights that had a vesting period between 1.67 and 1.92 years and an exercise period between 9.67 and 9.92 years. The acquisition rights were to purchase the Company’s common stock at an exercise price and were distributed to directors, executive officers, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies.

A summary of information related to the Company’s stock acquisition rights is as follows:

Years ended March 31,	Exercise period	Number of shares Initially granted	Exercise price
			Yen	U.S. dollars
2003	From June 27, 2004 to June 26, 2012	453,300	¥7,452	$76
2004	From June 26, 2005 to June 25, 2013	516,000	7,230	74
2005	From June 24, 2006 to June 23, 2014	528,900	12,121	123
2006	From June 22, 2007 to June 21, 2015	477,400	19,550	199
2007	From June 21, 2008 to June 20, 2016	194,200	30,626	312
2008	From July 5, 2009 to June 22, 2017	144,980	32,072	326
2009	From July 18, 2010 to June 24, 2018	147,900	17,467	178

For the stock-option programs, the exercise prices, which are determined by a formula linked to the price of the Company’s common stock on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s common stock at the grant dates.

The following table summarizes information about the activity of these stock options for the year ended 2009:

		Weighted average exercise price (*)		Weighted average remaining contractual life	Aggregate intrinsic value
	Number of shares	Yen	U.S. dollar	In years	Millions of yen	Millions of U.S. dollar
Outstanding at beginning of year	1,373,600	¥18,463	$187.96
Granted	147,900	17,467	177.82
Exercised	(27,000)	9,069	92.32
Forfeited or expired	(39,180)	15,100	153.72

Outstanding at end of year	1,455,320	18,626	189.62	5.79	¥—	$—

Exercisable at end of year	1,165,200	¥17,133	$174.42	5.07	¥—	$—

(*)	The exercise prices of the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000.

The Company received ¥6,040 million, ¥2,171 million and ¥245 million ($2 million) in cash from the exercise of stock options during fiscal 2007, 2008 and 2009, respectively.

The total intrinsic value of options exercised during fiscal 2007, 2008 and 2009 was ¥11,387 million, ¥2,303 million and ¥202 million ($2 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The fair value of each option was estimated on the date of grant under the following assumptions. The Company uses the binominal option-pricing model:

	2007	2008	2009
Weighted-average grant-date fair value	¥9,310	¥12,640	¥5,630	($57.3)
Risk-free rate	0.18-1.85%	0.60-1.91%	0.60-1.52%
Expected volatility	42.00%	42.00%	46.00%
Expected dividend yield	0.36%	0.43%	1.73%

The Company recognized incremental stock-based compensation costs of its stock-option program in the amount of ¥3,515 million, ¥2,150 million and ¥1,370 million ($14 million) for fiscal 2007, 2008 and 2009, respectively.

As of March 31, 2009, the total unrecognized compensation costs related to non-vested options were ¥766 million ($8 million). This cost is expected to be recognized over a weighted-average of 1.0 year.

Stock compensation program

The Company introduced a stock compensation program for directors, executive officers and group executives of the Company. In this program, points are granted based upon the prescribed standards of the Company and the related compensation, which is equal to the accumulated number of points multiplied by the stock price at the time of retirement, is provided. Under this program, directors and executive officers have an obligation to purchase the Company’s common stock from the Company upon the settlement of the points and the concurrent receipt of cash at the stock price that prevails at the time of his or her retirement after crediting any relevant taxes. The Company’s common stock will be provided either from the treasury stocks or by issuing new shares as necessary. In fiscal 2009, the Company granted 29,853 points out of which 13,932 points were settled for individuals who retired during fiscal 2009. Those individuals purchased the Company’s common stock upon cash receipts. Total points outstanding under the stock compensation program as of March 31, 2009 were 85,379 points.

During fiscal 2007, 2008 and 2009, the Company recognized incremental stock-based compensation costs of its stock compensation program in the amount of ¥833 million, ¥793 million and ¥356 million ($4 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

19. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) in fiscal 2007, 2008 and 2009 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders’ equity.

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Minimum pension liability adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2006	¥50,856	¥(632)	¥—	¥(26,132)	¥3,511	¥27,603
Net unrealized gains on investment in securities, net of tax of ¥(35,954) million	52,925					52,925
Reclassification adjustment included in net income, net of tax of ¥21,033 million	(30,787)					(30,787)
Minimum pension liability adjustments, net of tax of ¥1 million		(5)				(5)
Foreign currency translation adjustments, net of tax of ¥(222) million				2,722		2,722
Reclassification adjustment included in net income net of tax of ¥(377) million				790		790
Net unrealized losses on derivative instruments, net of tax of ¥1,178 million					(1,782)	(1,782)
Reclassification adjustment included in net income, net of tax of ¥295 million					(454)	(454)

Change during year	22,138	(5)	—	3,512	(2,236)	23,409

Adjustments to initially apply FASB Statement No. 158, net of tax of ¥(2,979) million	—	637	3,604	—	—	4,241
Balance at March 31, 2007	72,994	—	3,604	(22,620)	1,275	55,253
Net unrealized losses on investment in securities, net of tax of ¥23,159 million	(33,751)					(33,751)
Reclassification adjustment included in net income, net of tax of ¥1,506 million	(2,957)					(2,957)
Defined benefit pension plans, net of tax of ¥4,865 million			(7,032)			(7,032)
Reclassification adjustment included in net income, net of tax of ¥485 million			(695)			(695)
Foreign currency translation adjustments, net of tax of ¥9,101 million				(28,490)		(28,490)
Reclassification adjustment included in net income, net of tax of ¥1,863 million				(2,692)		(2,692)
Net unrealized gains on derivative instruments, net of tax of ¥(889) million					965	965
Reclassification adjustment included in net income, net of tax of ¥(42) million					104	104

Change during year	(36,708)	—	(7,727)	(31,182)	1,069	(74,548)

Balance at March 31, 2008	36,286	—	(4,123)	(53,802)	2,344	(19,295)
Net unrealized losses on investment in securities, net of tax of ¥30,939 million	(48,225)					(48,225)
Reclassification adjustment included in net income, net of tax of ¥(3,406) million	6,324					6,324
Defined benefit pension plans, net of tax of ¥8,169 million			(11,804)			(11,804)
Reclassification adjustment included in net income, net of tax of ¥193 million			(294)			(294)
Foreign currency translation adjustments, net of tax of ¥2,309 million				(18,275)		(18,275)
Reclassification adjustment included in net income, net of tax of ¥(198) million				286		286
Net unrealized losses on derivative instruments, net of tax of ¥274 million					(944)	(944)
Reclassification adjustment included in net income, net of tax of ¥116 million					(157)	(157)

Current period change	(41,901)	—	(12,098)	(17,989)	(1,101)	(73,089)

Balance at March 31, 2009	¥(5,615)	¥—	¥(16,221)	¥(71,791)	¥1,243	¥(92,384)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of U.S. dollars
	Net unrealized gains on investment in securities	Minimum pension liability adjustments	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2008	$370	$—	$(42)	$(548)	$24	$(196)
Net unrealized losses on investment in securities, net of tax of $315 million	(491)					(491)
Reclassification adjustment included in net income, net of tax of $(35) million	64					64
Defined benefit pension plans, net of tax of $83 million			(120)			(120)
Reclassification adjustment included in net income, net of tax of $2 million			(3)			(3)
Foreign currency translation adjustments, net of tax of $24 million				(186)		(186)
Reclassification adjustment included in net income, net of tax of $(2) million				3		3
Net unrealized losses on derivative instruments, net of tax of $3 million					(10)	(10)
Reclassification adjustment included in net income, net of tax of $1 million					(1)	(1)

Current period change	(427)	—	(123)	(183)	(11)	(744)

Balance at March 31, 2009	$(57)	$—	$(165)	$(731)	$13	$(940)

20. Shareholders’ Equity

Changes in the number of shares issued and outstanding in fiscal 2007, 2008 and 2009 are as follows:

	Number of shares
	2007	2008	2009
Beginning balance	90,289,655	91,518,194	92,193,067
Exercise of warrants	424,440	136,700	24,000
Conversion of convertible bonds	804,099	213,279	—
Share swap merger	—	324,894	—

Ending balance	91,518,194	92,193,067	92,217,067

The Japanese Company Law (the “Law”), effective on May 1, 2006, provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Law also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. And the Law provides that at least one-half of amounts paid for new shares are included in common stock when they are issued. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock and proceeds received from the issuance of common stock, including the exercise of warrants and stock acquisition rights, equally between common stock and additional paid-in capital.

The Board of Directors resolved in May 2009 that total of ¥6,258 million ($64 million) dividends shall be distributed to the shareholders of record as of March 31, 2009, except a subsidiary. The liability for declared dividends and related impact on shareholders’ equity is accounted for in the period of such board of directors’ resolution.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The amount available for dividends under the Law is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥200,214 million ($2,038 million) as of March 31, 2009.

Retained earnings at March 31, 2009 include a loss of ¥2,481 million ($25 million) relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2009, the restricted net assets of certain subsidiaries, which include regulatory capital requirements for life insurance, banking and securities brokerage operations of ¥44,160 million ($450 million), do not exceed 25% of consolidated net assets.

During fiscal 2009, the Company acquired treasury stocks for ¥29,290 million ($298 million) in the stock market to implement a flexible capital policy, including allocation for share swaps in future merger and acquisition transactions. The Company disposed of treasury stock for ¥12,013 million ($122 million) from merger of the consolidated subsidiary.

The Company reclassified the legal reserve to retained earnings for ¥2,220 million ($23 million), for the purpose of simplifying the presentation of shareholder’s equity after approving at the general meeting, during fiscal 2009.

21. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains (losses) on investment securities in fiscal 2007, 2008 and 2009 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Brokerage commissions	¥7,851	¥6,879	¥5,025	$51
Net gains (losses) on investment securities	60,428	13,301	(22,088)	(225)
Dividends income	2,405	3,341	4,733	48

	¥70,684	¥23,521	¥(12,330)	$(126)

Trading activities—Net gains (losses) on investment securities include net trading gains of ¥7,586 million, net trading losses of ¥4,712 million and net trading losses of ¥13,143 million ($134 million) for fiscal 2007, 2008 and 2009, respectively. Net losses of ¥178 million, net gains of ¥6,807 million and net gains of ¥3,874 million ($39 million) on derivative trading instruments are also included in net gains on investment securities for fiscal 2007, 2008 and 2009, respectively.

22. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2007, 2008 and 2009 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Life insurance premiums	¥121,373	¥120,527	¥115,214	$1,173
Life insurance related investment income	11,462	8,089	2,537	26

	¥132,835	¥128,616	¥117,751	$1,199

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2007, 2008 and 2009 amounted to ¥10,989 million, ¥10,446 million and ¥11,771 million ($120 million), respectively.

23. Other Operations

Other operating revenues and other operating expenses in fiscal 2007, 2008 and 2009 consist of the following:

	Millions of yen			Millions of U.S. dollars
Other operating revenues:	2007	2008	2009	2009
Revenues from integrated facilities management operations	¥37,119	¥35,418	¥35,391	$360
Revenues from the vehicle maintenance and management services contained in automobile lease contracts	43,254	44,865	44,958	458
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	55,170	53,302	45,894	467
Other	132,358	166,688	196,994	2,006

	¥267,901	¥300,273	¥323,237	$3,291

	Millions of yen			Millions of U.S. dollars
Other operating expenses:	2007	2008	2009	2009
Expenses from integrated facilities management operations	¥34,511	¥30,797	¥29,384	$299
Expenses from the vehicle maintenance and management services contained in automobile lease contracts	33,361	36,524	38,129	388
Other	72,725	103,155	119,018	1,211

	¥140,597	¥170,476	¥186,531	$1,898

Other items consist of revenues and expenses from golf courses, hotels and training facilities, operating results from real estate related business, commissions for the sale of insurance and other financial products and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2007, 2008 and 2009, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2007, 2008 and 2009.

24. Write-downs of Long-Lived Assets

In accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

recoverable is reduced to fair value if lower than the carrying amount. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value.

During fiscal 2007, 2008 and 2009, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥3,163 million, ¥2,169 million and ¥3,829 million ($39 million), respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations (¥1,027 million, ¥1,742 million and ¥3,782 million ($39 million) are the respective amounts which are reflected as write-downs of long-lived assets.).

The losses of ¥1,752 million ($18 million) were included in the Real Estate segment, ¥1,994 million ($20 million) were included in the Investment Banking segment, and ¥83 million ($1 million) were included in the Overseas Business segment respectively. The details of significant write-downs are as follows.

Corporate Dormitories—The Company and a subsidiary are engaged in the business to lease corporate dormitory buildings in Japan. During fiscal 2007, the Company and a subsidiary wrote down by ¥1,558 million the carrying amounts of nine dormitories to be disposed of by sale, and one dormitory where cash flows had been decreased due to the deterioration in the occupancy rate. During fiscal 2008, the Company and a subsidiary have written down by ¥588 million the carrying amounts of two dormitories to be disposed of by sale, and one dormitory where cash flows have been decreased. There was no impairment for the corporate dormitories in fiscal 2009.

Office Buildings—During fiscal 2007, a subsidiary recorded an impairment loss of ¥150 million for an office building for which the carrying amount exceeds the estimated undiscounted future cash flows. There was no impairment for the office buildings in fiscal 2008. During fiscal 2009, the Company and its subsidiaries recorded impairment losses of ¥3,590 million ($37 million) on five office buildings. A breakdown is for two office buildings for which the carrying amount exceeds the estimated undiscounted future cash flows, and for the other three office buildings which were held for sale in fiscal 2008, the Company decided that it is impossible for the customer to buy them due to a difficult financial condition of the customer, and they were written down to fair value at the date of the decision to classify them as held and used.

Hotel Properties and Commercial Buildings—During fiscal 2007, certain subsidiaries have recorded ¥391 million in total for two properties that experienced deterioration in cash flows. There was no impairment for the hotel properties and commercial buildings in fiscal 2008 and 2009.

Others—During fiscal 2007, 2008 and 2009, the Company and certain subsidiaries recognized ¥1,064 million, ¥1,581 million and ¥239 million ($2 million) of write-downs, respectively, for other long-lived assets including developed and undeveloped land and condominiums for rent.

25. Discontinued Operations

FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale to discontinued operations, without significant continuing involvement in the operations. Under this Statement, the Company and its subsidiaries report the gains on sales and the results of these operations of the subsidiaries, the business units, and certain properties, which have been sold or to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of the subsidiaries, the business units and these properties recognized in fiscal 2007 and 2008 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries sold subsidiaries and a business unit, which mainly consisted of subsidiaries in Japan held for undertaking corporate rehabilitation business and a finance business of a subsidiary in Oceania in fiscal 2007, and sold a subsidiary in Japan, which operates real-estate appraising business in fiscal 2009. As the result of the sales, the Company and its subsidiaries earned ¥5,666 million and ¥2 million ($0 million) of aggregated gains on the sales of the subsidiaries and a business unit in total, in fiscal 2007 and 2009, respectively. The Company has begun the liquidation procedure for a subsidiary in Europe since fiscal 2008.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. In fiscal 2007, 2008 and 2009, the Company and its subsidiaries earned ¥10,999 million, ¥42,148 million and ¥19,651 million ($200 million) of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥28,048 million and ¥8,721 million ($89 million) which are mainly included in investment in operating leases at March 31, 2008 and 2009, respectively. The above amount as of March 31, 2008, included the amount of certain real estate properties that became impossible to be sold due to the worsened financial condition of the customer to buy them and were classified as held and used during fiscal 2009.

Discontinued operations in fiscal 2007, 2008 and 2009 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Revenues	¥44,965	¥65,551	¥21,431	$218

Income from discontinued operations, net*	¥19,081	¥37,642	¥19,847	$202
Provision for income taxes	(7,523)	(15,128)	(8,111)	(83)

Discontinued operations, net of applicable tax effect	¥11,558	¥22,514	¥11,736	$119

*	Income from discontinued operations, net includes aggregate gains on sales of subsidiaries, business units, and rental properties in the amount of ¥16,665 million, ¥42,148 million and ¥19,653 million ($200 million) in fiscal 2007, 2008 and 2009, respectively.

26. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2007, 2008 and 2009 is as follows:

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Income from continuing operations	¥184,375	¥146,150	¥10,188	$104
Effect of dilutive securities—
Convertible bond	1,699	1,232	392	4

Income from continuing operations for diluted EPS computation	¥186,074	¥147,382	¥10,580	$108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Thousands of shares
	2007	2008	2009
Weighted-average shares	90,260	91,150	88,910
Effect of dilutive securities—
Warrants	764	395	62
Convertible bond	3,215	2,379	6,472
Treasury stock	102	51	2

Weighted-average shares for diluted EPS computation	94,341	93,975	95,446

	Yen			U.S. dollars
	2007	2008	2009	2009
Earnings per share for income from continuing operations:
Basic	¥2,042.70	¥1,603.40	¥114.59	$1.17
Diluted	1,972.35	1,568.31	110.85	1.13

In fiscal 2008, the diluted EPS calculation excludes warrants for 336 thousand shares, as they were antidilutive. In fiscal 2009, the diluted EPS calculation excludes warrants for 1,146 thousand shares, convertible bond for 2,299 thousand shares and treasury stock for 81 thousand shares, as they were antidilutive.

27. Derivative Financial Instruments and Hedging

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

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

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

(b) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions. The interest rate swap agreements outstanding as of March 31, 2009 mature at various dates through 2020. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from accumulated other comprehensive income (loss) into earnings. The amounts of these net gains (losses) after deducting applicable taxes were net gains of ¥454 million, net losses of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

¥104 million and net gains of ¥157 million ($1 million) during fiscal 2007, 2008 and 2009, respectively. Net losses of ¥7 million, ¥4 million and net gains of ¥3 million ($0 million), which represent the total ineffectiveness of cash flow hedges, were recorded in earnings, for fiscal 2007, 2008 and 2009, respectively. Approximately ¥727 million ($7 million) of net derivative gains included in accumulated other comprehensive income (loss), net of applicable income taxes at March 31, 2009 will be reclassified into earnings within fiscal 2010.

(c) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2007, 2008 and 2009, losses of ¥449 million, gains of ¥108 million and net losses of ¥20 million ($0 million) of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings.

(d) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). The net gains (losses) of foreign currency translation adjustments for fiscal 2007, 2008 and 2009 were losses of ¥2,965 million, gains of ¥21,172 million and ¥8,009 million ($82 million), respectively.

(e) Trading derivatives or derivatives not Designated as Hedging Instruments

The Company and certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into interest rate swap agreements, caps and foreign exchange contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133.

FASB Statement No. 161 (“Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”) requires companies with derivative instruments to disclose the fair value of derivative instruments and their gains (losses) in tabular format, information about credit-risk-related contingent features in derivative agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The effect of derivative instruments on the consolidated statements of income, pre-tax, in fiscal 2009 is as follows.

(1) Cash flow hedges

	Amount of gains (losses) recognized in accumulated other comprehensive income (loss) on derivative (effective portion)		Location of gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)	Amount of gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Location of gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Millions of U.S. dollars		Millions of yen	Millions of U.S. dollars		Millions of yen	Millions of U.S. dollars
Interest rate swap agreements	¥(2,367)	$(24)	Interest on loans and investment securities/Interest expense	¥170	$1	—	—	—
Foreign exchange contracts	193	2	Foreign currency transaction loss (gain), net	1	0	—	—	—
Foreign currency swap agreements	956	10	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss (gain), net	102	1	Other operating revenues/expenses	3	0

(2) Fair value hedges

	Amount of gains (losses) recognized in income on derivative		Location of gains (losses) recognized in income on derivative	Amount of gains (losses) recognized in income on hedged item		Location of gains (losses) recognized in income on hedged item
	Millions of yen	Millions of U.S. dollars		Millions of yen	Millions of U.S. dollars
Interest rate swap agreements	¥(682)	$(7)	Other operating revenues/expenses	¥662	$7	Interest on loans and investment securities/Interest expense
Foreign exchange contracts	4,633	47	Foreign currency transaction loss (gain), net	(4,633)	(47)	Foreign currency transaction loss (gain), net
Foreign currency swap agreements	1,057	11	Other operating revenues/expenses	(1,057)	(11)	Foreign currency transaction loss (gain), net

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(3) Hedges of net investment in foreign operations

	Amount of gains (losses) recognized in accumulated other comprehensive income (loss) on derivative (effective portion)		Location of gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)	Amount of gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Location of gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Millions of U.S. dollars		Millions of yen	Millions of U.S. dollars		Millions of yen	Millions of U.S. dollars
Foreign exchange contracts	¥6,618	$67	Brokerage commissions and net gains (losses) on investment securities	¥2	$0	—	—	—
Debt loan in local currency	1,393	14	—	—	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Amount of gains (losses) recognized in income on derivative		Location of gains (losses) recognized in income on derivative
	Millions of yen	Millions of U.S. dollars
Interest rate swap agreements	¥40	0	Other operating revenues/expenses
Foreign currency swap agreements	(945)	(10)	Other operating revenues/expenses
Futures	3,778	38	Brokerage commissions and net gains (losses) on investment securities
Foreign exchange contracts	293	3	Brokerage commissions and net gains (losses) on investment securities
Credit derivatives held/written	105	1	Other operating revenues/expenses
Options held/written, Caps held	445	5	Other operating revenues/expenses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Notional amounts of derivative instruments, Fair values of derivative instruments in consolidated balance sheet at March 31, 2009 are as follows.

			Asset derivatives			Liability derivatives
	Notional amount		Fair value		Consolidated balance sheet location	Fair value		Consolidated balance sheet location
	Millions of yen	Millions of U.S. dollars	Millions of yen	Millions of U.S. dollars		Millions of yen	Millions of U.S. dollars
Derivatives designated as hedging instruments
Interest rate swap agreements	¥284,981	¥2,901	¥86	$1	Other Assets	¥4,731	$48	Trade Notes, Accounts Payable and Other Liabilities
Futures, Foreign exchange contracts	159,066	1,619	773	8	Other Assets	6,782	69	Trade Notes, Accounts Payable and Other Liabilities
Foreign currency swap agreements	209,921	2,137	17,361	177	Other Assets	13,608	139	Trade Notes, Accounts Payable and Other Liabilities
Trading derivatives or derivatives not designated as hedging instruments
Interest rate swap agreements	¥8,353	¥85	¥2	0	Other Assets	¥121	¥1	Trade Notes, Accounts Payable and Other Liabilities
Options held/written, Caps held	8,653	88	550	6	Other Assets	89	1	Trade Notes, Accounts Payable and Other Liabilities
Futures, Foreign exchange contracts	237,759	2,420	706	7	Other Assets	505	5	Trade Notes, Accounts Payable and Other Liabilities
Foreign currency swap agreements	10,827	110	—	—	—	945	10	Trade Notes, Accounts Payable and Other Liabilities
Credit derivatives held/written	54,913	559	322	3	Other Assets	218	2	Trade Notes, Accounts Payable and Other Liabilities

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies.

If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments in net liability positions.

There are no derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2009.

FSP FAS 133-1 and FIN 45-4(Disclosure about credit derivatives and certain guarantees and clarification of the effective date of FASB Statement No.161) requires sellers of credit derivatives to disclose additional information about credit- risk-related potential payment risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading as of March 31, 2009. Details of credit derivatives written are as follows.

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative		Approximate term of the credit derivative	Fair value of the credit derivative
		Millions of yen	Millions of U.S. dollars		Millions of yen	Millions of U.S. dollars
Credit default swap	In case of credit event(bankruptcy, failure to pay, restructuring) occurring in underlying reference company *1	¥7,000	$71	Less than three year	¥(92)	$(1)
Total return swap	In case of underlying reference CMBS price falling beyond certain extent. *2	44,700	455	Less than three year	322	3

*1	Underlying reference company’s credit ratings are more than BBB+ grade rated by rating agencies as of March 31, 2009.
*2	Underlying reference CMBS’s credit rating is top grade rated by three rating agency as of March 31, 2009. Unless such top graded CMBS incurs a loss, the Company and its subsidiaries will not suffer a loss.

28. Significant Concentrations of Credit Risk

The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of offset and continuous oversight. The Company and its subsidiaries’ principal financial instrument portfolio consists of direct financing leases which are secured by title to the leased assets and installment loans which are secured by assets specifically collateralized in relation to loan agreements. When deemed necessary, guarantees are also obtained. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties’ failure to perform in connection with collateralized financing activities is believed to be minimal. The Company and its subsidiaries have access to collateral in case of bankruptcy and other losses. However, a significant decline in real estate markets could result in a decline in fair value of the secured real estate below the mortgage setting amount, which would expose the Company and certain subsidiaries to unsecured credit risk.

At March 31, 2008 and 2009, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥6,093 billion, or 87%, at March 31, 2008 and ¥5,340 billion ($54,357 million), or 86%, at March 31, 2009 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥429 billion and ¥451 billion ($4,591 million) as of March 31, 2008 and 2009, respectively.

The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, information-related, and transport equipments, real estate and other equipments. In connection to investment in direct financing leases and operating leases, percentage of investment in real estate to consolidated total assets is 9.7% and 12.8% as of March 31, 2008 and 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

29. Estimated Fair Value of Financial Instruments

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

March 31, 2008

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥34,535	¥34,535
Futures:
Assets	368	368
Liabilities	149	149
Options and other derivatives:
Assets	456	456
Liabilities	290	290
Non-trading instruments
Assets:
Cash and cash equivalents	320,655	320,655
Restricted cash	143,883	143,883
Time deposits	511	511
Installment loans (net of allowance for probable loan losses)	3,689,784	3,634,014
Investment in securities:
Practicable to estimate fair value	884,777	884,777
Not practicable to estimate fair value	202,472	202,472
Liabilities:
Short-term debt	1,330,147	1,330,147
Deposits	470,683	478,600
Long-term debt	4,462,187	4,422,115
Foreign exchange contracts:
Assets	2,425	2,425
Liabilities	878	878
Foreign currency swap agreements:
Assets	14,605	14,605
Liabilities	14,695	14,695
Interest rate swap agreements:
Assets	759	759
Liabilities	2,525	2,525

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2009

	Millions of yen		Millions of U.S. dollars
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥7,410	¥7,410	$75	$75
Futures, Foreign exchange contracts:
Assets	307	307	3	3
Liabilities	303	303	3	3
Credit derivatives held/written:
Assets	322	322	3	3
Liabilities	218	218	2	2
Options held/written, Caps held:
Assets	550	550	6	6
Liabilities	89	89	1	1
Non-trading instruments
Assets:
Cash and cash equivalents	459,969	459,969	4,683	4,683
Restricted cash	128,056	128,056	1,304	1,304
Time deposits	680	680	7	7
Installment loans (net of allowance for probable loan losses)	3,173,097	3,059,280	32,303	31,144
Investment in securities:
Practicable to estimate fair value	729,273	729,273	7,424	7,424
Not practicable to estimate fair value	189,457	189,457	1,929	1,929
Liabilities:
Short-term debt	798,167	798,167	8,125	8,125
Deposits	667,627	680,740	6,797	6,930
Long-term debt	4,453,845	4,233,800	45,341	43,101
Futures, Foreign exchange contracts:
Assets	1,172	1,172	12	12
Liabilities	6,984	6,984	71	71
Foreign currency swap agreements:
Assets	17,361	17,361	177	177
Liabilities	14,553	14,553	148	148
Interest rate swap agreements:
Assets	88	88	1	1
Liabilities	4,852	4,852	49	49

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by the special purpose entities, or SPEs the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by SPEs included in available-for-sale securities, the Company and its subsidiaries estimate the fair value by discounting future cash flows (see Note 2). For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values).

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

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

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

30. Commitments, Guarantees and Contingent Liabilities

Commitments—As of March 31, 2009, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥15,513 million ($158 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The minimum future rentals on non-cancelable operating leases are as follows.

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2010	¥4,194	$43
2011	2,972	30
2012	1,862	19
2013	1,751	18
2014	1,478	15
Thereafter	14,769	150

Total	¥27,026	$275

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥8,279 million, ¥9,895 million and ¥10,422 million ($106 million) in fiscal 2007, 2008 and 2009, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥3,166 million, ¥2,673 million and ¥985 million ($10 million) in fiscal 2007, 2008 and 2009, respectively. The longest contract of them will mature in fiscal 2013. At March 31, 2009, the amounts due are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2010	¥825	$8
2011	575	6
2012	286	3
2013	60	1

Total	¥1,746	$18

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥186,248 million ($1,896 million) as of March 31, 2009.

The Company and its subsidiaries have agreements to commit to execute loans for consumers such as card loans, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2009, the total unused credit and capital amount available is ¥392,861 million ($3,999 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Guarantees—The Company and its subsidiaries apply FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45. The following table represents the summary of potential future payments and book value recorded as guarantee liabilities of the guarantee contracts outstanding as of March 31, 2008 and 2009:

	Millions of yen				Millions of U.S. dollars
	2008		2009		2009
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	¥25,097	¥3,805	¥21,834	¥3,148	$222	$32
Consumer loans	31,635	3,266	35,701	2,818	363	29
Corporate loans	242,746	14,783	258,589	7,131	2,633	72
Other	413	5	264	2	3	0

Total	¥299,891	¥21,859	¥316,388	¥13,099	$3,221	$133

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

Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ operating assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of March 31, 2009, total amount of such guarantees is ¥1,196,200 million ($12,178 million) and book value of guarantee liabilities which amount is included in the table above is ¥4,050 million ($41 million).

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2009.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

31. Segment Information

As of April 1, 2008, the Company implemented changes to its internal organization to reorganize its businesses into six segments to facilitate formulating strategy, allocating resources and determining portfolio balance at the segment level. These six new business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business.

Management believes reorganizing its businesses into these six new segments addresses the significant changes in its operations and lines of business over the past four to five years. Each segment is organized as a large strategic unit that we believe will allow us to maximize our corporate value by identifying and building strategic advantages vis-à-vis anticipated competitors in each area and by helping the Company obtain a competitive advantage.

Financial information about its operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six new segments follows below.

Corporate Financial Services	:	Lending, leasing, commission business for the sale of financial products, and environment-related business

Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring equipment and IT-related equipment rentals and leasing

Real Estate	:	Development and rentals of commercial real estate, Condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services

Investment Banking	:	Real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, and venture capital

Retail	:	Trust and Banking services, card loans, life insurance, and securities brokerage

Overseas Business	:	Leasing, Lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Financial information of the segments for fiscal 2007, 2008 and 2009 is as follows:

	Millions of yen
Year ended March 31, 2007	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Revenues	¥126,112	¥214,824	¥244,955	¥143,815	¥200,570	¥228,196	¥1,158,472
Interest revenue	47,797	7	2,035	46,562	57,800	48,086	202,287
Interest expense	17,128	4,473	5,933	9,185	7,714	35,726	80,159
Depreciation and amortization	21,727	78,071	9,296	4,249	1,957	35,460	150,760
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	5,418	(3,068)	276	1,319	8,064	1,752	13,761
Write-downs of long-lived assets	—	—	944	18	—	65	1,027
Decrease in policy liabilities	—	—	—	—	11,762	—	11,762
Equity in net income (loss) of and gains (losses) on sales of affiliates	1,005	49	4,558	6,724	(234)	19,246	31,348
Discontinued operations	714	—	6,265	6,612	—	5,490	19,081
Segment profits	58,820	39,093	51,285	83,866	33,215	68,884	335,163
Segment assets	1,879,765	632,426	902,605	1,341,018	1,426,624	1,130,344	7,312,782
Long-lived assets	29,145	248,189	601,131	35,874	—	182,185	1,096,524
Expenditures for long-lived assets	2,339	134,705	158,422	14,681	—	89,658	399,805
Investment in affiliates	17,205	207	75,546	124,089	8,676	131,172	356,895

Segment revenues and segment profits in the Investment Banking segment include the gains on the sale of a portion of our shares in Aozora Bank, Ltd.

	Millions of yen
Year ended March 31, 2008	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Revenues	¥139,874	¥236,411	¥288,795	¥127,199	¥198,858	¥218,227	¥1,209,364
Interest revenue	58,409	3	2,526	61,391	60,078	46,278	228,685
Interest expense	24,819	6,779	11,547	16,808	10,690	38,215	108,858
Depreciation and amortization	19,534	89,623	13,609	6,823	2,342	41,546	173,477
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	14,672	504	61	2,609	9,768	5,612	33,226
Write-downs of long-lived assets	—	6	1,736	—	—	—	1,742
Decrease in policy liabilities	—	—	—	—	5,567	—	5,567
Equity in net income (loss) of and gains (losses) on sales of affiliates	(608)	61	20,305	16,881	(135)	22,131	58,635
Discontinued operations	(102)	—	38,563	(5,347)	—	4,528	37,642
Segment profits	35,412	37,235	83,065	47,483	27,463	57,862	288,520
Segment assets	1,993,390	649,814	1,077,560	1,698,452	1,450,241	1,037,311	7,906,768
Long-lived assets	38,959	304,427	743,052	80,834	—	178,434	1,345,706
Expenditures for long-lived assets	9,266	165,739	271,553	47,776	—	98,471	592,805
Investment in affiliates	19,160	341	97,997	138,191	3,307	60,909	319,905

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
Year ended March 31, 2009	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Revenues	¥137,712	¥235,953	¥270,027	¥94,645	¥183,307	¥167,635	¥1,089,279
Interest revenue	50,705	5	1,437	50,369	58,145	37,218	197,879
Interest expense	24,793	6,969	14,682	18,058	11,895	29,502	105,899
Depreciation and amortization	25,941	96,866	16,593	6,327	7,008	34,942	187,677
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	44,046	2,361	338	7,866	18,524	3,893	77,028
Write-downs of long-lived assets	—	—	1,705	1,994	—	83	3,782
Decrease in policy liabilities	—	—	—	—	43,495	—	43,495
Equity in net income (loss) of and gains (losses) on sales of affiliates	(2,873)	61	15,983	(63,273)	86	5,273	(44,743)
Discontinued operations	(25)	—	19,608	39	—	225	19,847
Segment profits (losses)	(10,451)	25,621	50,508	(63,397)	9,573	20,066	31,920
Segment assets	1,583,571	648,314	1,175,437	1,321,491	1,554,006	949,852	7,232,671
Long-lived assets	43,878	338,044	916,551	119,745	46,057	143,458	1,607,733
Expenditures for long-lived assets	6,800	143,781	287,880	8,704	—	52,606	499,771
Investment in affiliates	17,575	566	76,794	80,560	7,584	77,067	260,146

	Millions of U.S. dollars
Year ended March 31, 2009	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Revenues	$1,402	$2,402	$2,749	$963	$1,866	$1,707	$11,089
Interest revenue	516	0	14	513	592	379	2,014
Interest expense	252	71	150	184	121	300	1,078
Depreciation and amortization	264	986	169	65	71	356	1,911
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	448	24	3	80	189	40	784
Write-downs of long-lived assets	—	—	18	20	—	1	39
Decrease in policy liabilities	—	—	—	—	443	—	443
Equity in net income (loss) of and gains (losses) on sales of affiliates	(29)	1	163	(644)	1	53	(455)
Discontinued operations	0	—	200	0	—	2	202
Segment profits (losses)	(106)	261	514	(645)	97	204	325
Segment assets	16,121	6,600	11,966	13,453	15,820	9,670	73,630
Long-lived assets	447	3,441	9,331	1,219	469	1,460	16,367
Expenditures for long-lived assets	69	1,464	2,931	89	—	535	5,088
Investment in affiliates	179	6	782	820	77	784	2,648

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 1 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profits or losses. Minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain, which are recognized net of tax in the consolidated statements of income, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses, are excluded from the segment profits or losses and are regarded as corporate items.

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

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen			Millions of U.S. dollars
	2007	2008	2009	2009
Segment revenues:
Total revenues for segments	¥1,158,472	¥1,209,364	¥1,089,279	$11,089
Revenue related to corporate assets	8,943	7,726	7,963	81
Revenue from discontinued operations	(44,965)	(65,551)	(21,431)	(218)

Total consolidated revenues	¥1,122,450	¥1,151,539	¥1,075,811	$10,952

Segment profits:
Total profit for segments	¥335,163	¥288,520	¥31,920	$325
Corporate interest expenses, general and administrative expenses	(3,554)	(933)	(3,019)	(31)
Corporate write-downs of securities	(227)	(2,115)	—	—
Corporate net gains (losses) on investment securities	(2,012)	(130)	649	7
Corporate other gains (losses)	(155)	(3,063)	(1,505)	(15)
Discontinued operations	(19,081)	(37,642)	(19,847)	(202)
Minority interests in earnings of subsidiaries	4,844	3,918	1,873	19

Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain	¥314,978	¥248,555	¥10,071	$103

Segment assets:
Total assets for segments	¥7,312,782	¥7,906,768	¥7,232,671	$73,630
Cash and cash equivalents, restricted cash and time deposits	337,645	465,049	588,705	5,994
Allowance for doubtful receivables on direct financing leases and probable loan losses	(89,508)	(102,007)	(158,544)	(1,614)
Other receivables	212,324	284,286	228,581	2,327
Other corporate assets	433,944	440,874	478,323	4,868

Total consolidated assets	¥8,207,187	¥8,994,970	¥8,369,736	$85,205

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following information represents geographical information which are attributed to geographic areas based on the country location of the Company and its subsidiaries.

	Millions of yen
	Year Ended March 31, 2007
	Japan	America*2	Other*3	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	943,882	119,940	103,593	(44,965)	1,122,450
Segment Profits (losses)	264,981	31,315	37,763	(19,081)	314,978

	Millions of yen
	Year Ended March 31, 2008
	Japan	America*2	Other*3	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	1,023,382	101,814	91,894	(65,551)	1,151,539
Segment Profits (losses)	227,162	16,198	42,821	(37,626)	248,555

	Millions of yen
	Year Ended March 31, 2009
	Japan	America*2	Other*3	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	933,951	68,026	95,265	(21,431)	1,075,811
Segment Profits (losses)	8,695	3,191	18,032	(19,847)	10,071

	Millions of U.S. dollars
	Year Ended March 31, 2009
	Japan	America*2	Other*3	Difference between Segment Total and Consolidated Amounts	Consolidated Amounts
Segment Revenues	9,508	693	970	(219)	10,952
Segment Profits (losses)	89	32	184	(202)	103

*Note:

1.      Segment information by location are based on income before income taxes as well as results of minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain, before applicable tax effect. Tax expenses are not included in segment profits.

2. Mainly The United States
3. Mainly Asia, Europe, Oceania and The Middle East

FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2007, 2008 and 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

32. Subsequent Events

On May 29, 2009, our affiliate company, JOINT CORPORATION (“Joint”) which is listed on the Tokyo Stock Exchange, filed a petition for the commencement of corporate rehabilitation procedures with the Tokyo District Court.

The balance of the Company and its subsidiary’s investment in Joint and its related party as of March 31, 2009 amounted to ¥10.7 billion ($109 million). As of June 25, 2009, the balance was ¥7.4 billion ($75 million) because a part of the investment was sold after the commencement of corporate rehabilitation procedures. As a result of the sale, the Company and its subsidiaries recognized a loss of ¥2.7 billion ($27 million).

In the foreseeable future, there is a possibility that the Company and its subsidiaries would be required to recognize further losses with respect to such investment, depending on the progress of the rehabilitation plan.

Schedule II.—Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

For the year ended March 31, 2007

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥619	¥—	¥69	¥(88)	¥64	¥664
Disposal of equipment	—	—	—	—	—	—
Severance and other benefits to terminated employees	3	—	—	(3)	—	—
Other costs	—	—	—	—	—	—
Total	¥622	¥—	¥69	¥(91)	¥64	¥664

Deferred Tax Assets: Valuation Allowance	¥16,096	¥6,843	¥3,468	¥(3,248)	¥74	¥23,233

For the year ended March 31, 2008

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥664	¥—	¥1	¥(82)	¥(83)	¥500
Disposal of equipment	—	—	—	—	—	—
Severance and other benefits to terminated employees	—	—	66	(39)	(3)	24
Other costs	—	—	6	—	(1)	5
Total	¥664	¥—	¥73	¥(121)	¥(87)	¥529

Deferred Tax Assets: Valuation Allowance	¥23,233	¥16,393	¥5,279	¥(2,753)	¥(587)	¥41,565

For the year ended March 31, 2009

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥500	¥—	¥202	¥(472)	¥(82)	¥148
Disposal of equipment	—	—	28	(28)	—	—
Severance and other benefits to terminated employees	24	—	20	(44)	—	—
Other costs	5	—	—	(4)	(1)	—
Total	¥529	¥—	¥250	¥(548)	¥(83)	¥148

Deferred Tax Assets: Valuation Allowance*	¥41,565	¥1,351	¥7,743	¥(5,059)	¥(965)	¥44,635

*	The amount of deduction includes reductions of goodwill and expiry of loss carryforwards.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 23, 2009

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 24, 2008 (Incorporated by reference from the annual report on Form 20-F filed on July 2, 2008, commission file number 001-14856)

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on January 5, 2009

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics, as amended on April 26, 2005 (Incorporated by reference from the annual report on Form 20-F filed on July 15, 2005, commission file number 001-14856)

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of independent registered public accounting firm