Form 20-F
period 2010-03-31
ORIX CORP
filed 2010-06-29
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

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

Tokyo 108-0014, Japan

Telephone: +81-3-5419-5042

Facsimile: +81-3-5419-5901

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

	Title of each class	Name of each exchange on which registered
(1)	Common stock without par value (the “Shares”)	New York Stock Exchange	*
(2)	American depository shares (the “ADSs”), each of which represents one-half of one Share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2010, 110,229,948 Shares were outstanding, including Shares that were represented by 4,062,410 ADSs.

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

☒  Yes     ☐  No

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

The consolidated financial statements of ORIX have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). For certain entities where we hold majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of the business, the equity method is applied pursuant to FASB Accounting Standards Codification (“ASC”) 810-10-25-2 to 14 (“Consolidation—The Effect of Noncontrolling Rights on Consolidation”). Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

References in this annual report to “¥” or “yen” are to Japanese yen and references to “US$,” “$” or “dollars” are to United States dollars.

Certain monetary amounts and percentage data included in this annual report have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sums of the figures which precede them.

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2010 is referred to throughout this annual report as fiscal 2010, and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

	Year ended March 31,
	2006	2007	2008	2009	2010	2010
	(In millions of yen and millions of dollars)
Income statement data: (1)
Total revenues	¥906,944	¥1,115,482	¥1,135,338	¥1,053,521	¥932,841	$10,026
Total expenses	694,589	834,830	949,784	1,000,166	903,270	9,708
Operating income	212,355	280,652	185,554	53,355	29,571	318
Equity in net income (loss) of affiliates	32,054	31,951	48,343	(42,937)	8,550	92
Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	2,732	1,962	12,222	(1,731)	17,487	188
Income before income taxes, discontinued operations and extraordinary gain	247,141	314,565	246,119	8,687	55,608	598
Income from continuing operations	151,071	188,772	148,448	11,362	32,255	347
Net income attributable to the noncontrolling interests	2,330	2,014	1,952	1,175	704	8
Net income attributable to the redeemable noncontrolling interests	958	3,032	1,950	698	2,476	26
Net income attributable to ORIX Corporation	166,388	196,506	169,597	21,924	37,757	406

	As of March 31,
	2006	2007	2008	2009	2010	2010
	(In millions of yen and millions of dollars except number of Shares)
Balance sheet data: (1)
Investment in direct financing leases (2)	¥1,437,491	¥1,258,404	¥1,098,128	¥914,444	¥756,481	$8,131
Installment loans (2)	2,926,036	3,490,326	3,766,310	3,304,101	2,464,251	26,486
Subtotal	4,363,527	4,748,730	4,864,438	4,218,545	3,220,732	34,617
Investment in operating leases	720,096	862,049	1,019,956	1,226,624	1,213,223	13,040
Investment in securities	682,798	875,581	1,121,784	926,140	1,104,158	11,868
Other operating assets	91,856	152,106	197,295	189,560	186,396	2,003
Allowance for doubtful receivables on direct financing leases and probable loan losses	(97,002)	(89,508)	(102,007)	(158,544)	(157,523)	(1,693)
Others	1,481,180	1,658,229	1,893,504	1,967,411	2,172,814	23,353

Total assets	¥7,242,455	¥8,207,187	¥8,994,970	¥8,369,736	¥7,739,800	$83,188

Short-term debt	¥1,336,414	¥1,174,391	¥1,330,147	¥798,167	¥573,565	$6,165
Long-term debt	3,236,055	3,863,057	4,462,187	4,453,845	3,836,270	41,233
Common stock	88,458	98,755	102,107	102,216	143,939	1,547
Additional paid-in capital	106,729	119,402	135,159	136,313	178,661	1,920
ORIX Corporation shareholders’ equity	953,646	1,194,234	1,267,917	1,167,530	1,298,684	13,958
Number of issued Shares	90,289,655	91,518,194	92,193,067	92,217,067	110,229,948	—
Number of outstanding Shares	89,890,579	91,233,710	90,496,863	89,400,220	107,484,247	—

	As of and For the Year Ended March 31,
	2006	2007	2008	2009	2010
	(In yen and dollars, except percentage and number of employees)
Key ratios (%): (3)
Return on ORIX Corporation shareholders’ equity (“ROE”)	19.80	18.30	13.78	1.80	3.06
Return on assets (“ROA”)	2.50	2.54	1.97	0.25	0.47
ORIX Corporation shareholders’ equity ratio	13.17	14.55	14.10	13.95	16.78
Allowance/investment in direct financing leases and installment loans	2.22	1.88	2.10	3.76	4.89

Per share data and employees:
ORIX Corporation shareholders’ equity per Share	¥10,608.97	¥13,089.83	¥14,010.62	¥13,059.59	¥12,082.56
Basic earnings per Share for income attributable to ORIX Corporation from continuing operations (4)	1,675.15	2,037.77	1,585.94	107.61	283.26
Basic earnings per Share for net income attributable to ORIX Corporation	1,883.89	2,177.10	1,860.63	246.59	370.52
Diluted earnings per Share for net income attributable to ORIX Corporation	1,790.30	2,100.93	1,817.81	233.81	315.91
Dividends applicable to fiscal year per Share	90.00	130.00	260.00	70.00	75.00
Dividends applicable to fiscal year per Share (5)	$0.81	$1.07	$2.49	$0.73	$0.81
Number of employees	15,067	16,662	18,702	18,920	17,725

(1)

As a result of the recording of “discontinued operations” in accordance with FASB Accounting Standards Codification (“ASC”) 205-20 (“Presentation of Financial Statements—Discontinued Operations”), results of operations that meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported have been reclassified. In addition, as a result of the adoption of ASC 810-10-65-1 (“Consolidation—Non controlling Interests in Consolidated Financial Statements”), “Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain”, “Net income” and “Shareholders’ equity”, which were used before the adoption, have been reclassified as “Income before income taxes, discontinued operations and extraordinary gain”, “Net income attributable to ORIX Corporation”, and “ORIX Corporation shareholders’ equity”, respectively.

(2)

The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥120,607 million, ¥134,394 million, ¥203,253 million, ¥495,514 million and ¥386,146 million as of March 31, 2006, 2007, 2008, 2009 and 2010, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥20,494 million, ¥21,149 million, ¥22,637 million, ¥27,949 million and ¥25,682 million as of March 31, 2006, 2007, 2008, 2009 and 2010, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥16,455 million, ¥12,656 million, ¥15,333 million, ¥17,860 million and ¥12,321 million, as of March 31, 2006, 2007, 2008, 2009 and 2010, respectively, and (iii) installment loans individually evaluated for impairment of ¥83,658 million, ¥100,589 million, ¥165,283 million, ¥449,705 million and ¥348,143 million as of March 31, 2006, 2007, 2008, 2009 and 2010, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2010 Compared to Year Ended March 31, 2009—Details of Operating Results—Revenues, New Business Volumes and Investments—Direct financing leases” and “—Installment loans and investment securities.”

(3)

Return on ORIX Corporation shareholders’ equity is the ratio of net income attributable to ORIX Corporation for the period to average ORIX Corporation shareholders’ equity based on fiscal year-end balances during the period. Return on assets is the ratio of net income attributable to ORIX Corporation for the period to average total assets based on fiscal year-end balances during the period. ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets. Allowance/investment in direct financing leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on direct financing leases and probable loan losses to the sum of investment in direct financing leases and installment loans.

(4)

Basic earnings per share for income attributable to ORIX Corporation from continuing operations is the amount derived by dividing income attributable to ORIX Corporation from continuing operations by the weighted-average number of common shares outstanding based on month-end balances during the fiscal year. The term basic earnings per share for income from continuing operations attributable to ORIX Corporation as used throughout this annual report has the meaning described above.

(5)

The U.S. dollar amounts represent translations of the Japanese yen amounts using noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.

EXCHANGE RATES

In certain parts of this annual report, we have translated yen amounts into dollars for the convenience of readers. The rate that we used for translations was ¥93.04 = $1.00, which was the approximate exchange rate in Japan on March 31, 2010 using the telegraphic transfer rate of the Bank of Tokyo-Mitsubishi UFJ, Ltd. The following table provides the noon buying rates for Japanese yen, expressed in per $1.00 in New York City for cable transfers in foreign currencies. As of June 25, 2010, the noon buying rate for Japanese yen was ¥89.35 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,
	2006	2007	2008	2009	2010
	(Yen per dollar)
Yen per dollar exchange rates:
High	¥120.93	¥121.81	¥124.09	¥110.48	¥100.71
Low	104.41	110.07	96.88	87.80	86.12
Average of the last days of the months	113.67	116.55	113.61	100.85	92.49
At period-end	117.48	117.56	99.85	99.15	93.40

The following table provides the high and low noon buying rates for yen, expressed in yen per $1.00, during the months indicated.

	High	Low
2009
December	¥93.08	¥86.62

2010
January	¥93.31	¥89.41
February	91.94	88.84
March	93.40	88.43
April	94.51	92.03
May	94.68	89.89

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

1. Risks related to our external environment

(1) Our business activities, financial condition and results of operations may be adversely affected by sluggishness in the European, U.S. and Japanese economies

Although the uncertainty in the European, U.S. and Japanese economies caused by the financial meltdown is gradually subsiding due to successful fiscal measures taken by numerous governments throughout the globe, private demand is still weak, unemployment rates remain high and there are new concerns related to the financial stability of particular countries, such as Greece.

There have been signs of economic recovery in Japan, including an improved business sentiment among large companies for four consecutive quarters as shown in the Bank of Japan’s tankan (quarterly survey of business sentiment). However, funding requirements and capital expenditures of domestic companies still remain sluggish amid concerns about Japan’s future economic growth, share price and exchange rate volatility, and high unemployment rates.

Despite our attempts to minimize our exposure to these Japanese and global economic problems through the development and implementation of risk management procedures, continuing weakness in the European, U.S. and Japanese economies could adversely affect our business activities, financial condition and results of operations.

(2) Our access to liquidity and capital may be restricted by economic conditions or instability in the financial markets

Our primary sources of funds from financing activities are: borrowings from banks and other institutional lenders, funding from capital markets (such as offerings of commercial paper, or CP, medium-term notes, straight bonds, convertible bonds, asset-backed securities and other debt securities) and deposits. Such sources include a significant amount of short-term debt, such as CP and short-term borrowings from various institutional lenders, and long-term debt maturing in the current fiscal year ending March 31, 2011. Some of our committed credit lines require us to comply with financial covenants and maintain certain credit ratings. In addition, some of the nonrecourse loans under which we borrow funds to finance specific projects require early repayment in the event that the relevant projects experience declines in performance.

The turmoil in the financial and capital markets led to a reduction in liquidity in Europe, the United States and Japan. Although currently the turmoil in the financial and capital markets has calmed down and liquidity has gradually recovered, there is no guarantee that such problems will not recur in the future.

The increased risks to our financial liquidity will increase the possibility that our ability to raise new funds in the market or to renew existing funding sources may become uncertain; we may be exposed to increased funding costs; we may be more subject to volatility in the credit markets; and our securities may not be attractive to investors in the capital markets. If our access to liquidity is restricted, or if we are unable to obtain our required funding at acceptable costs, our financial condition and results of operations would be significantly and adversely affected.

We obtain credit ratings from ratings agencies. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for details of our credit ratings. A downgrade in our credit ratings could result in an increase in our interest expenses and could have an adverse effect on our fund-raising ability by increasing costs of issuing CP and corporate debt securities, decreasing investor demand for our securities, increasing our bank borrowing costs or reducing the amount of bank credit available to us. As a result, our financial condition and results of operations may be adversely affected.

(3) We may lose market share or suffer reduced interest margins if our competitors compete with us on pricing and other terms

We compete with our competitors primarily on the basis of pricing, terms, transaction structure and service quality. Other competitive factors include industry experience and client relationships. Our competitors sometimes seek to aggressively compete on the basis of pricing and terms, without regard to profitability, and we may lose market share if we are unwilling to compete on pricing or terms. Similarly, some of our competitors are larger than we are, have access to capital at a lower cost than we have and may be better able to maintain profits at reduced prices. If we try to compete with our competitors on pricing, terms or service quality, we may experience lower income or reduced profitability.

(4) Negative press coverage or rumors could affect our business activities, financial condition, results of operations or share price

Our business depends upon the confidence of customers and market participants. Negative press coverage or rumors (including on the Internet) about our activities, our industry or parties with whom we do business could harm our reputation and diminish confidence in our business. If we become aware of such negative press coverage, we typically assess the situation and take action, if appropriate. However, even if we provide appropriate and timely explanations to the press and other interested parties, there is no assurance that we can prevent an adverse effect on our reputation. If we suffer reputational damage as a result of any negative publicity, there is a chance that we will lose customers or business opportunities, which could adversely affect our results of operations and cause our share price to decline.

(5) Our business may be adversely affected by economic fluctuations and political disturbances

We conduct business operations in Japan as well as overseas, including in the United States, Asia, Oceania, the Middle East and Europe. Shifts in commodity market prices and consumer demands, political instability or religious strife in any such region could adversely affect our operations.

(6) Enactment of, or changes in, laws, regulations and accounting standards may affect our business activities, financial condition and results of operations

Enactment of, or changes in, laws and regulations may affect the way that we conduct our business, the products or services that we may offer in Japan or overseas as well as our customers, borrowers, invested companies and funding sources. Such enactment or changes are unpredictable and may cause our costs to increase. As a result of such enactment or changes, our business activities, financial condition and results of operations could be adversely affected.

Enactment of, or changes in, accounting standards may have a significant effect on how we record and report our financial condition and results of operations, even if our underlying business fundamentals remain the same. As a result of such enactment or changes, our business activities, financial condition and results of operations could be adversely affected.

(7) Our business activities, financial condition and results of operations may be adversely affected by unpredictable events

Our business activities, financial condition and results of operations may be adversely affected by unpredictable events or any continuing effects caused by such events. Unpredictable events include man-made events, such as accidents, war, terrorism and insurgency, and natural events, such as earthquakes, storms, tsunamis, fires and outbreaks of new strains of influenza or other infectious diseases. These events may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of the economic conditions of a country or region. If such a sudden and unpredictable event occurs in an area where we operate, either as a single event or in combination with other events, we may be unable to respond to such changing economic conditions in a timely manner, and our results of operations may be adversely affected as a result.

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

Recently, the operating results of many companies have deteriorated due to restricted credit availability, which was caused by the meltdown of the global financial and capital markets and the ensuing economic recession. Additionally, a deterioration of the real estate market has increased the risk of delay in payments of principal and interest on loans to real estate-related companies, particularly nonrecourse loans for which cash flow from real estate is the source of repayment. Similarly, the impaired liquidity of the real estate market has caused the vacancy rate of rental properties to rise and rents to fall, resulting in a decline in real estate values. We have endeavored to reduce the amount of outstanding loans to real estate-related companies. However, depending upon future economic condition, we may be required to make additional provisions in the future and our results of operations may be adversely affected. See “Item 5—Operating and Financial Review—Results of Operations—Year Ended March 31, 2010 Compared to Year Ended March 31, 2009—Details of Operating Results—Revenues, New Business Volumes and Investments—Installment loans and investment securities—Asset quality of our owned installment loans” for details of our additional provisions for doubtful receivables and probable loan losses.

In order to enhance our collections from debtors, we may forbear from exercising some or all of our rights as a creditor against companies that are unable to fulfill their repayment obligations, and we may forgive loans or extend additional loans to such companies. Furthermore, if economic or market conditions are adverse, the value of underlying collateral and guarantees may decline. As a result, our credit-related costs might increase. If we need to increase our allowance for doubtful receivables on direct financing leases and probable loan losses, or if our credit-related costs increase to cover these changes or events, our results of operations could be adversely affected.

(2) We may suffer losses on our investment portfolio

We hold investments in debt and equity securities, funds, ships, aircraft and real estate in Japan, the United States and other regions. The market values of our investment assets are volatile and may decline substantially in the current year or future years.

The uncertainty in the European, U.S. and Japanese financial and capital markets has led to significant reductions in the liquidity of securities, greater volatility, widening of credit spreads and a lack of price transparency. In addition, the markets for ships, aircraft and real estate have deteriorated due to economic uncertainty. Although the economic uncertainty in Europe, the United States and Japan has gradually subsided, a recurrence of adverse market conditions could cause us to suffer unexpected losses from declines in the fair market value of securities, funds, ships, aircraft and real estate. We record losses from declines in the fair market value of such assets based on the fair market value as of the fiscal year end in accordance with applicable accounting principles. Due to a decline in liquidity, or to the absence of liquidity, there is no assurance that we would be able to sell any such investments at their recorded price.

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

In addition, the value of our assets may move independently of market interest rates. Where funds procurement costs are increasing due to a significant increase in market interest rates or the perception that an increase may occur, financing lease terms and loan interest rates for new transactions may diverge from the trend in market interest rates.

Furthermore, changes in market interest rates could have an adverse effect on the credit quality of our assets and our asset structure. With respect to our floating-rate loan assets, if market interest rates increase, the repayment burdens of our customers may also increase, which could adversely affect the financial condition of such customers and their ability to repay their obligations to us, possibly resulting in defaults. Alternatively, a decline in interest rates could result in increased prepayments of loans and a decrease in our assets.

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

(4) Our use of derivatives to manage risk and reduce price fluctuations in our investment portfolio may adversely affect our financial condition and results of operations

We utilize derivative instruments to reduce investment portfolio price fluctuations, and to manage interest rate and foreign exchange rate risk. However, we may not be able to successfully manage our risks through the use of derivatives. Counterparties may fail to honor the terms of their derivatives contracts with us. Alternatively, our ability to enter into derivative transactions may be adversely affected if our credit ratings are downgraded.

We may also suffer losses from trading activities, a part of which includes the use of derivative instruments. As a result, our financial condition and results of operations could be adversely affected. For a discussion of derivative financial instruments and hedging, see Note 28 in “Item 18. Financial Statements.”

Our use of these derivatives may adversely affect our financial condition and results of operations.

3. Risks related to our business overall

(1) We may be exposed to increased risks as we expand or reduce the range of our products and services, or acquire companies or assets

As we have proactively expanded the range of our product sales and services in Japan and overseas beyond our traditional businesses, we are exposed to new and increasingly complex risks, some or all of which we may be unable to control, and we may incur substantial losses. In addition, our efforts to offer new products and services may not achieve the expected results if business opportunities do not increase as expected or if competitive pressures undermine the profitability of the available opportunities. Restructuring of, or withdrawal from, businesses in which we engage could harm our reputation and adversely affect our financial condition and results of operations.

We cannot guarantee that the price we pay for acquisitions will be fair and appropriate. If the results of operations of acquired companies are lower than what we expected at the times we made the acquisitions, our acquisitions could result in large future write-downs of goodwill and other assets.

In recent years, the contribution from consolidated subsidiaries and equity method affiliates to our consolidated results of operations has increased and has been an important component of our income. There can be no assurance that this contribution will be maintained. While we will continue to review and selectively pursue investment opportunities, there can be no assurance that we will continue to identify attractive opportunities, or that investments will be as profitable as we originally expected. Our subsidiaries and affiliates have a wide range of business operations, including operations that are very different from financial services, our core business. Failure to manage investee companies effectively could result in financial losses as well as losses of future business opportunities. In addition, we may not be able to sell or otherwise dispose of investments at times or prices we initially expected. We may also need to provide financial support, including credit support or equity investments, to some investee companies if their financial condition deteriorates. We may lose key personnel in investee companies if such personnel are not satisfied with our management.

In the event that any subsidiary or affiliate to which we transfer our personnel to serve as directors or officers is implicated in a problem of significant public concern, our reputation may be adversely affected irrespective of whether such persons perform their obligations appropriately.

(2) Changes in the legal or financial stability of, or cultural differences with, any counterparties with whom we enter into joint ventures or alliances could adversely affect our results of operations

We operate joint ventures and enter into alliances with foreign and domestic counterparties, and the success of these operations is often dependent upon the financial and legal stability of these counterparties. If one of the counterparties with whom we operate a joint venture or have a business alliance suffers a decline in its financial condition for any reason, or is subject to instability because of a change of the laws governing its operations after we have invested in the joint venture or the business alliance and begun operations, we may not be able to successfully operate the joint venture or alliance, or we may be required to pay in additional capital or close the operations altogether. Likewise, significant differences in corporate culture between us and these partners may come to light, and may result in significant changes to the assumptions that we made when we decided to begin the operations. If our alliance counterparties are unable to perform as expected, or if any unexpected events relating to the alliances shall occur, then we may not be able to continue those alliances successfully. Our inability to successfully operate joint ventures or alliances may adversely affect our reputation and results of operations.

(3) Outsourcing may adversely affect our business activities or reputation

We outsource some of our business functions including the management and development of our main information technology system, the maintenance of our leasing assets and the management and safekeeping of our contracts. If any of our outsourcing vendors are not able to conduct the entrusted business appropriately, whether due to their financial distress, the exposure of misconduct, their lack of ability, the leak or destruction of confidential or personal information owned or held by us or for any other reason, our business activities or reputation may be adversely affected.

(4) We face various operational risks

Our businesses entail many types of operational risks. Operational risk is defined as the risk of loss resulting from inadequacies in, or failures of, internal processes, people and systems, or from external events. Examples of operational risk include inappropriate sales practices, the divulging of confidential or personal information, inadequate internal communication of necessary information, misconduct of officers, employees, agents, franchisees, trading associates or third parties, errors in the settlement of accounts, computer system security failures, breaking and entering and conflicts with employees concerning labor and workplace management.

Our management attempts to control operational risk and maintain it at a level that we believe is appropriate. Notwithstanding our control measures, operational risk is part of the business environment in which we operate, and we may incur losses at any time due to this risk. Even if we do not incur direct pecuniary loss, our reputation may be adversely affected.

Our main operational risks are as follows:

(i) A failure to comply with regulations to which our businesses are subject could result in sanctions or penalties, harm our reputation and adversely affect our business activities, financial condition and results of operations

Our business and employees in Japan are subject to laws, as well as regulatory oversight of government authorities who implement those laws, relating to the various fields in which we operate. This includes laws and regulations applicable to financial institutions such as the Moneylending Business Act, the Installment Sales Act, the Insurance Business Act, the Banking Act, the Trust Business Act, the Building Lots and Buildings Transaction Business Act and the Building Standards Act, as well as general laws applicable to our business activities such as the Companies Act, the Financial Instruments and Exchange Act, the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and the Act on the Protection of Personal Information.

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

(ii) Failures in our computer and other information systems could hinder our operations and damage our reputation and relationships with customers

We utilize computer systems and other information systems for financial transactions, personal information management, business monitoring and processing and as part of our business decision-making and risk management activities. We also offer data center services for our customers. System shutdowns, malfunctions or failures, the mishandling of data or fraudulent acts by employees or third parties, or infection by a computer virus could have adverse effects on our operations, for example by causing delay in the receipt and payment of funds, the leak or destruction of confidential or personal information, the generation of errors in information used for business decision-making and risk management, and the suspension of other services provided to our customers. In such event, our liquidity could be adversely affected. Alternatively, the liquidity of customers who rely on us for financing or payment or who utilize our data center services could be adversely affected, and our relationships with such customers could also be adversely affected. The occurrence of any of these or any other disruptions could result in our being sued or subject to administrative penalty, or our reputation or credibility could be adversely affected.

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

(iii) We may not be able to hire or retain human resources to achieve our strategic goals

Our businesses require a considerable investment in human resources and the retention of such resources in order to successfully compete in markets in Japan and overseas. Many of our businesses require employment of talented individuals who have experience and knowledge in the financial field. If we cannot develop, hire or retain the necessary human resources, or if such personnel resign, we may not be able to achieve our strategic goals.

(5) The departure of senior management could adversely affect us

Our continued success relies significantly on the ability and skills of our senior management. The departure of current senior management could have an adverse effect on our business activities, financial condition and results of operations.

(6) If our independent registered public accounting firm finds that our internal controls over financial reporting are insufficient, investors may lose confidence in the reliability of our financial statements, adversely affecting our share price, financial condition and reputation

The U.S. Securities and Exchange Commission (the “SEC”), as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring each SEC-registered foreign private issuer to include in its Annual Report on Form 20-F a report containing an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accounting firm must provide an attestation report on the effectiveness of the company’s internal controls over financial reporting. These requirements are reflected in our Annual Reports filed on Form 20-F for the fiscal years ended March 31, 2007 and thereafter.

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

(7) Our risk management may not be effective

We continuously seek to improve our risk management function. However, due to the rapid expansion of our business or significant changes in the business environment, our risk management may not be effective in some cases. We operate in a wide variety of businesses and geographic areas and if we are unable to effectively manage new or existing risks, our financial condition and results of operations could be adversely affected.

4. Risks related to specific businesses

(1) Our real estate-related operations expose us to various risks

Our real estate-related operations include real estate finance and real estate business. Real estate finance is comprised of nonrecourse loans for which cash flow from real estate is the source of repayment, and underwriting specified bonds that are issued by special purpose entities (SPEs), which are secured by real estate. Our real estate business comprises the development and lease of office buildings, rental housing, commercial facilities and logistics warehouses; the construction and sale of condominiums; asset management services for real estate investment trusts (REITs); and real estate investment advisory business.

These operations are associated with the following risks:

(a) Risks relating to real estate finance

Our real estate finance business is suffering due to severe real estate market conditions. A continuation of the present circumstances or further deterioration of real estate market conditions may decrease the estimated collectable amount and the value of real estate held as collateral, which could require us to increase our provisions for doubtful receivables and probable loan losses or purchase the senior portion of debt to protect subordinated debt held by us. If the stagnation of the real estate market continues, the loss on the collection of loans through the sales of the real estate may exceed the amount that we initially estimated. As a result, our financial condition and results of operations may be adversely affected.

(b) Risks relating to development and lease of real estate

Our real estate development business is subject to various risks. For example, if we are required to amend initial real estate development plans after obtaining relevant government approvals and licenses as a result of discussions with residents neighboring the project site or otherwise, our reputation as a real estate developer may suffer. Also, if any of our peer companies are reported to have engaged in misconduct in real estate development projects, the overall creditability of the real estate market could suffer and lead to shifts in consumer preferences. Sales volumes could be adversely affected due to bankruptcy, changes in financial condition or misconduct of our counterparties to joint ventures. These factors could adversely affect our financial condition and results of operations.

As real estate market conditions have deteriorated, vacancy rates have risen and rents have dropped. If such trends continue, our financial condition and results of operations could be adversely affected.

We invest in the acquisition of real estate and real estate development projects through SPEs. If any such SPE has difficulty repaying a third party, we may contribute additional funds or loans for such repayment.

(c) Risks relating to warranty against defects

When we commence a building construction project, we try to obtain indemnity against any breach of contract or defect of property from the contractor. Also, when we purchase a property, we try to obtain indemnity from the seller to cover losses and expenses caused by any defects of geological condition, building structure or material in relation to such property. If construction work is postponed or cancelled due to the contractor’s circumstances, or if there is any defect in a building or facility sold or leased by us, and indemnity is not provided by the contractor or seller or if the indemnity provided is insufficient due to a deterioration of the indemnitor’s financial condition, we may be required to indemnify the tenant or purchaser and thereby incur losses. Even if we do not have to indemnify the tenant or purchaser, we may incur additional costs, including additional construction costs, to complete or operate property causing our expenditures to exceed our initial budget. In addition, even if we do not incur financial loss, property defects may adversely affect our reputation due to our involvement as the seller, owner or original developer.

(d) Risks relating to amendments to or changes in real estate-related laws and regulations

We may have latent liabilities for soil contamination cleanup costs related to certain of our real estate acquisitions. Before the Soil Contamination Countermeasures Act came into effect in February 2003, we did not, at the time of acquisition, investigate land (including land provided as loan collateral) that had been used as a factory site or operating facility in which hazardous materials were used or that otherwise could cause health problems due to soil contamination. If the land is polluted and it is necessary to take countermeasures under the Soil Contamination Countermeasures Act, this could adversely affect the value of the land or the amounts collectable on foreclosure from land held as collateral. Although we have conducted investigations at the time of acquisition with respect to land acquired after the Soil Contamination Countermeasures Act came into effect, our investigations may have failed to identify risk and a subsequent determination that such land is polluted may have the same adverse consequences.

If the Building Standards Act, the City Planning Act or any other property-related laws and regulations are amended, we may incur additional responsibilities and our expenses may increase.

(e) Risks relating to casualty insurance coverage

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

(2) We may suffer losses if we are unable to remarket leased equipment returned to us

We lease equipment to customers under direct financing leases and operating leases. We estimate the residual value at the time of contract and may suffer losses if we are unable to sell or re-lease the equipment at the end of the leasing period for the residual value that we estimated at the beginning of the lease. This risk is particularly significant for operating leases. Our estimates of the residual value of equipment are based on current market values of used equipment and assumptions about when and to what extent the equipment will become obsolete; however, we may need to recognize additional valuation losses if our estimates differ from actual trends in equipment valuation and the secondhand market.

(3) Leasing equipment distributors’ inappropriate sales activity may increase the number of customer claims against us and adversely affect our reputation and business performance

Our leasing business and reputation could be affected by the behavior of individual distributors of equipment. In 2005, inappropriate sales activity by equipment distributors was a serious problem in the telephone equipment leasing industry, and we received an increased number of customer claims and inquiries. In response to the industry trend, the Ministry of Economy, Trade and Industry altered its position regarding the application of the “the Order for Enforcement of the Act on Specified Commercial Transactions” in 2005 and has provided guidance to firms in the related industries on compliance measures. If the same problems recur, whether in relation to telephone equipment or other types of equipment leased by us, leasing contracts may be cancelled before maturity, adversely affecting our business performance, and our reputation may suffer. The measures that we have taken or may take in the future to resolve and address these problems may cause leasing business costs to increase and leasing transactions to decline.

(4) Increased competition or regulatory changes in entertainment-related industries could weaken the financial condition of companies to which we provide credit, which may adversely affect their ability to repay us

We provide credit to companies in entertainment-related industries, such as pachinko hall operators, primarily through direct financing leases and installment loans. Even though we have accumulated credit know-how from past experience and obtain collateral that we consider adequate after thorough examination of the risks presented by these industries, our business activities, financial condition and results of operations could be adversely affected by an intensification of competition or substantial changes in the regulation of these industries, which may adversely affect the financial condition and credit of our customers in these industries.

(5) Accidents in our environment-related business could damage our reputation and cause us to incur financial losses

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

(6) Our medical business and nursing care business expose us to various risks

We rent medical instruments to customers. We contract for the inspection of such medical instruments with professionals designated by the manufacturers. The manufacturers are responsible for any injuries or damages caused by defects in such medical instruments. However, as a lessor, we also have potential obligations for such defects. Further, even if there is no pecuniary liability, our reputation could be adversely affected by product defects.

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

(7) If our services to customers are insufficient, we may be obligated to compensate our customers

We provide M&A and financial advisory and consulting services to our customers, including through our subsidiaries ORIX M&A Solutions Corporation and Houlihan Lokey Howard & Zukin (“Houlihan Lokey”). If such services are insufficient and our customers suffer losses as a consequence, we may be obligated to compensate our customers for those losses.

We also provide various services such as maintenance services for leasing assets and environment-related solution services, the operation of hotels, golf courses and training facilities for which we are expected to meet our customer’s expectations and standards of value applicable to such high value-added services. Although we strive to provide high quality services, our reputation may be harmed and our business activities may be adversely affected if we fail to meet customer expectations or maintain service quality. If such services are insufficient and our customers suffer losses as a consequence, we may be obligated to compensate our customers for those losses.

(8) Our life insurance subsidiary is subject to risks that are specific to its business

We are exposed to the risk of unpredictable and potentially substantial increases in insurance payments for deaths and hospital benefits, in relation to the business of ORIX Life Insurance Corporation, or ORIX Life Insurance. ORIX Life Insurance may incur valuation losses or losses on sales if the value of securities or real estate that it purchases for asset management purposes decreases. It is also subject to strict regulatory oversight, which includes the maintenance of certain specified capital and liability reserve requirements. If ORIX Life Insurance suffers valuation or other losses that affect its ability to maintain its regulatory capital or liability reserve requirements, or changes in regulations in which require ORIX Life Insurance to increase its capital or liability reserves, we may be required to provide financial support through capital contributions. In addition, if ORIX Life Insurance fails to conduct reasonable asset liability management, or ALM, to appropriately manage risks and returns on investment assets and underwriting risks on insurance policy benefits, its financial condition and results of operations may suffer.

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

(9) If the reputation of our professional baseball team declines, our share price, business activities, financial condition and results of operations could be adversely affected

We own and manage a professional baseball team in Japan, the ORIX Buffaloes. Management of a professional baseball team in Japan, due to its public nature, requires us to consider the various social effects that it may have and the reputation of the team. If the reputation of the baseball team declines, our business activities, financial condition, results of operations and our share price could be adversely affected as a consequence.

(10) Ship brokerage exposes us to market and credit risks

We operate a ship brokerage business in which we simultaneously place orders for new ships with shipbuilders and enter into purchase agreements with our customers who purchase the ships for use upon completion. As the process of shipbuilding takes several years from the placement of an order to delivery of the ship, if a purchasing customer defaults under its purchase agreement due to a decline in market conditions or deterioration of its cash flow, we are not excused from our obligation to purchase the ship upon completion. Also, if a shipbuilder becomes unable to complete and deliver a ship for financial or other reasons, we will be obliged to repay the deposit received from the customer regardless of whether or not the advance was repaid by the shipbuilder. Any of these above events may adversely affect our results of operation.

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

For information on major shareholders, see “Item 7. Major Shareholders and Related Party Transactions.” A large portion of our Shares are held by investors outside Japan. Due to changes in the global economy or political conditions, investors outside Japan have reduced and may continue to reduce their investments in Japanese stocks. Further reduction in Japanese stock investment by such investors may adversely affect the market price of our Shares.

(2) Rights of shareholders under Japanese law may be different from those under the laws of other jurisdictions

Our Articles of Incorporation, the regulations of our board of directors and the Companies Act govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights are different from those that would apply if we were incorporated elsewhere. Shareholders’ rights under Japanese law are different in some respects from shareholders’ rights under the laws of jurisdictions within the United States and other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction outside Japan. For a detailed discussion of the relevant provisions of the Companies Act and our Articles of Incorporation, see “Item 10. Additional Information—Memorandum and Articles of Incorporation.”

(3) It may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors or executive officers, or to enforce against ORIX or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States

ORIX is a joint stock company incorporated in Japan. Most or all of ORIX’s directors and executive officers are residents of countries other than the United States. Although some of ORIX’s subsidiaries have substantial assets in the United States, substantially all of ORIX’s assets and the assets of ORIX’s directors and executive officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors and executive officers or to enforce against ORIX or those persons, in U.S. courts, judgments of U.S. courts predicated upon the civil liability provisions of U.S. securities laws. ORIX has been advised by its Japanese counsel that there is doubt, in original actions or in actions to enforce judgments of U.S. courts, as to the enforceability in Japan of civil liabilities based solely on U.S. securities laws. A Japanese court may refuse to allow an original action based on U.S. securities laws.

The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil or commercial matters. Therefore, if you obtain a civil judgment by a U.S. court, you will not necessarily be able to enforce such judgment directly in Japan.

(4) We expect to be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors

We expect to be a passive foreign investment company under the U.S. Internal Revenue Code because of the composition of our assets and the nature of our income. Assuming this is the case, U.S. investors in our Shares or ADSs will be subject to special rules of taxation in respect of certain dividends or gain on such Shares or ADSs, including the effective treatment of gains realized on the disposition of, and certain dividends received on, the

Shares or ADSs as ordinary income earned pro rata over a U.S. investor’s holding period for such Shares or ADSs, taxed at the maximum rate applicable during the years in which such income is treated as earned, and subject to interest charges for a deemed deferral benefit. In addition, the favorable rates of tax applicable to certain dividends received by certain non-corporate U.S. investors would not be available. See “Item 10. Additional Information—Taxation—United States Taxation.” Investors are urged to consult their own tax advisors regarding all aspects of the income tax consequences of investing in our Shares or ADSs.

(5) If you hold fewer than 10 Shares, you will not have all the rights of shareholders with 10 or more Shares

One “unit” of the Shares is comprised of 10 Shares. Each unit of the Shares has one vote. A holder who owns Shares other than in multiples of 10, will own less than a whole unit (i.e., for the portion constituting fewer than 10 Shares.) The Companies Act imposes significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote. Under the unit share system, a holder of Shares constituting less than a unit has the right to require ORIX to purchase its Shares and the right to require ORIX to sell it additional Shares to create a whole unit of 10 Shares. However, a holder of ADRs is not permitted to withdraw underlying Shares representing less than one unit, which is equivalent to 20 ADSs, and, as a practical matter, is unable to require ORIX to purchase those underlying Shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any size.

(6) Foreign exchange fluctuations may affect the value of our securities and dividends

Market prices for our ADSs may decline if the value of the yen declines against the dollar. In addition, the dollar amount of cash dividends or other cash payments made to holders of ADSs will decline if the value of the yen declines against the dollar.

(7) A holder of ADRs has fewer rights than a shareholder and must act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take various actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records and exercising dissenters’ rights are available only to holders of record on a company’s register of shareholders. The Shares represented by our ADSs are registered in the name of a nominee of the depositary, through its custodian agent. Only the depositary is able to exercise those rights in connection with the deposited Shares. The depositary will make efforts to vote the Shares represented by our ADSs as instructed by the holders of the ADRs representing such ADSs and will pay to those holders the dividends and distributions collected from us. However, a holder of ADRs will not be able to directly bring a derivative action, examine our accounting books and exercise dissenters’ rights through the depositary unless the depositary specifically undertakes to exercise those rights and is indemnified to its satisfaction by the holder for doing so.

Item 4. Information on the Company

GENERAL

ORIX is a joint stock corporation (kabushiki kaisha) formed under Japanese law. Our principal place of business is at Mita NN Building, 4-1-23 Shiba, Minato-ku, Tokyo 108-0014, Japan, and our phone number is: +81 3 5419 5000. Our general contact URL is https://ssl.orix-form.jp/ir/inquiry_e/ and our URL is: http://www.orix.co.jp/grp/index_e.htm. The information on our website is not incorporated by reference into this annual report. ORIX USA Corporation (“ORIX USA”) is ORIX’s agent in the United States, and its principal place of business is at 1717 Main Street, Suite 900, Dallas, Texas 75201, USA.

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

Our initial development occurred during the period of sustained economic growth in Japan during the 1960s and the early 1970s. During this time, strong capital spending by the corporate sector fueled demand for equipment and led to the first wave of newly established leasing companies in Japan. Under the leadership of Tsuneo Inui, who served as president from 1967 to 1980, we capitalized on the growing demand in this period by expanding our portfolio of leasing assets.

It was also during this time that our marketing strategy shifted from a focus on using the established networks of the trading companies and other initial shareholders to one that concentrated on independent marketing as the number of our branches expanded. In April 1970, we listed our Shares on the second section of the Osaka Securities Exchange, which at the time was the fastest listing by a new company in post-World War II Japan. Since February 1973, our Shares have been listed on the first sections of the Tokyo Stock Exchange and the Osaka Securities Exchange. In September 1998, ORIX listed on the New York Stock Exchange (“NYSE”) with the ticker symbol “IX.” ORIX was also listed on the Nagoya Stock Exchange from February 1973 to October 2004.

The 1970s saw the gradual maturing of the Japanese leasing industry, and the Japanese economy was adversely affected by the two oil shocks of 1973 and 1979, resulting in reduced growth in capital spending and increased volatility in foreign exchange rates. Despite these difficulties, we continued to grow rapidly by expanding and diversifying our range of products and services to include ship and aircraft leasing along with real estate collateralized loans. Furthermore, in 1972, we established Orient Leasing Interior (now ORIX Alpha (operations were absorbed by ORIX in 2010)), which concentrated on leasing furnishings and fixtures to retailers, hotels, restaurants and other businesses. We subsequently set up a number of specialized leasing companies to tap promising new markets, including ORIX Auto Leasing Corporation (now ORIX Auto) in 1973, and Orient Instrument Rentals (now ORIX Rentec) in 1976. We established Family Consumer Credit (now ORIX Credit) in 1979, with the aim of entering the consumer finance sector.

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

During the 1980s, we began using mergers and acquisitions to expand operations, acquiring ORIX Securities Corporation (“ORIX Securities,” formerly Akane Securities K.K.) and ORIX Estate Corporation (formerly OSAKA Ichioka Corporation), which is involved in real estate and leisure facility management, in order to expand our array of financial products and services.

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

In the 1990s, the Japanese economy experienced a protracted period of industrial stagnation and, in the later half of the decade, instability within the financial sector. Notwithstanding these adverse conditions, we continued to further develop and expand our financial activities and products and began to focus our attention on retail operations. For example, in 1991 we entered the life insurance business by establishing ORIX Omaha Life Insurance (now ORIX Life Insurance), and, from 1997, we began to offer ORIX Direct Life Insurance, a new life insurance product offered directly to individual customers. In April 1998, we acquired Yamaichi Trust & Bank, Ltd. (now ORIX Trust and Banking), which has since concentrated primarily on housing loans. Furthermore, with the deregulation of brokerage commissions in May 1999, ORIX Securities began ORIX Online, an Internet-based brokerage aimed at individual investors. We also entered the loan servicing business overseas in 1997 through a joint venture with Bank One Corporation of the United States, which former joint venture is presently a subsidiary of ORIX USA.

In 1999, in order to increase the efficiency of our domestic real estate-related operations, we established our Real Estate Finance Headquarters, which is primarily engaged in real estate-related finance, and ORIX Real Estate Corporation (“ORIX Real Estate”), which focuses on the development, operation and management of real estate in Japan. Subsequently, we expanded our real estate-related activities to include loan servicing, real estate investment trusts, commercial mortgage-backed securities (“CMBS”), integrated facilities management and asset management in Japan.

We established our Investment Banking Headquarters in 1999, and have since been attempting to expand our investment banking activities, which include principal investments, corporate rehabilitation and consulting. In January 2008, for the purpose of leveraging our structured finance and investment expertise, we integrated our Real Estate Finance Headquarters into our Investment Banking Headquarters.

Since 2000, we have actively expanded our automobile-related operations by acquiring companies and assets. For example, in addition to our existing companies, ORIX Auto Leasing, ORIX Rent-A-Car and ORIX Rent-A-Car Hokkaido, we added Senko Lease and IFCO Ltd. in 2001, Nittetsu Leasing Auto Co., Ltd. in 2002 and JAPAREN in 2003. We combined these seven companies into ORIX Auto in January 2005.

In December 2005, as a part of our business restructuring in the United States, we sold part of our loan servicing business, including primary and master servicing departments and entrusted servicing assets. In January 2006, we entered the investment banking field in the United States with the acquisition of Houlihan Lokey. Houlihan Lokey established operations in Hong Kong and Japan in 2007 and is expanding its financial advisory services across a broad range of operations, including advisory operations and valuation support for cross-border mergers and acquisitions. In May 2010, we acquired RED Capital Group, a U.S.-based company that provides financing for multi-family, senior living and healthcare-related real estate development projects in the United States through programs of the Federal Housing Administration (FHA) and the Federal National Mortgage Association (Fannie Mae).

In June 2008, to promote further diversification within ORIX’s operations throughout Asia, Oceania, the Middle East and Europe, we consolidated our International Business Headquarters and our Alternative Investment and Development Headquarters to create the International Administrative Headquarters, which we subsequently converted into our Global Business and Alternative Investment Headquarters in January 2009. In December 2009, as part of our strategy to expand local business and investments in China, we established ORIX (China) Investment Co., Ltd. in Dalian.

In line with our strategy of pursuing business alliances with financial institutions for future corporate development, we joined forces with Sumitomo Mitsui Banking Corporation to form ORIX Credit joint venture in July 2009. As a result, our shareholding in ORIX Credit decreased from 100% to 49%. Also, in January 2010, we formed a capital alliance with the Monex Group, Inc., pursuant to which ORIX and Monex Group, Inc. concluded a share exchange in which we acquired a 22.5% stake of Monex Group, Inc. in exchange for our 100% stake of ORIX Securities. Subsequently, in May 2010, ORIX Securities and Monex, Inc. were combined to form one of Japan’s largest Internet-based securities brokers.

STRATEGY

Target Performance Indicators

Our swift efforts to strengthen the ORIX Group’s financial base through reduction of assets and a capital increase during the global financial crisis resulted in a dramatic increase in stability with ORIX Corporation shareholders’ equity ratio of 16.8% as of March 31, 2010. We are once again shifting our momentum toward continued future growth. In this context, we will use the following performance indicators: ORIX Corporation shareholders’ equity ratio to indicate stability, ROE to indicate capital efficiency and net income attributable to ORIX Corporation to indicate profitability. For the foreseeable future, we will strive to improve profitability while maintaining our current ORIX Corporation shareholders’ equity ratio, and will aim to achieve a medium- to long-term target of around 10% ROE.

Three-year trends in performance indicators are as follows.

		As of March 31,
		2008	2009	2010
Net Income Attributable to ORIX Corporation	(millions of yen)	169,597	21,924	37,757
ROE	(%)	13.8	1.8	3.1
ORIX Corporation Shareholders’ Equity Ratio	(%)	14.1	13.9	16.8

Medium- and Long-Term Corporate Management Strategies

We believe that it is vital to respond to changes in the market environment with agility and flexibility. The ORIX Group consists of six business segments (Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business) that represent a wide range of businesses, and Group-wide risk is controlled through a diversified business portfolio. While domestic and international financial institutions were forced to record large losses due to the financial crisis, we were able to secure profits through the complimentary nature of our diversified portfolio.

From a funding standpoint, ORIX was able to weather the brunt of the financial crisis by maintaining a roughly 50:50 ratio of direct and indirect funding, through its solid relationships with over 200 domestic and international financial institutions and by actively issuing long-term bonds.

We will focus on the dual management strategy of “From ‘Finance’ to ‘Finance + Services’” and “Expanding Business in Asia” and will realize stable operations and steady growth through further enhancement of financial stability and comprehensive risk management.

Our strategies for specific areas for business expansion and promotion are as follows.

•

“From ‘Finance’ to ‘Finance + Services’”: After the occurrence of structural changes in the finance business environment caused by the financial crisis, providing additional high value-added services has been deemed essential for pursuing increased profitability in the finance business. We are already providing “Finance + Services” through our automobile maintenance leasing service and loan servicing operations. We aim to further enhance and expand current operations capitalizing on our accumulated client base, knowledge and expertise.

•

“Expanding Business in Asia”: As significant economic growth is observed in emerging countries, business expansion in Asia, especially China, is vital for company growth. The ORIX Group will embrace growth in Asia by expanding operations, capitalizing on local subsidiaries and partner networks and leveraging our successful investment track record.

We will also further strengthen and enhance our existing operating platform in the deployment of these strategies. In addition, we will create a new operating base by continually developing new products and services and making proposals valued by clients and society.

Corporate Challenges to be Addressed

The operating environment we are currently facing is dramatically changing in line with structural changes in society, such as strong growth of emerging nations together with minimal or no growth of developed nations, contraction of the financial markets, new and impending financial regulations and global warming. It is vital for the ORIX Group to continue to maintain and develop a business structure that can flexibly and swiftly adapt to such a rapidly changing operating environment. Specifically, we expect to adapt to the changing operating environment by taking the following steps.

•	Further advancement of risk management

•	Pursuit of transactions that are both socially responsible and economically viable

•	Creation of a fulfilling workplace

•

Further advancement of risk management: We will seek to further enhance our monitoring and control of each business in accordance with its characteristics, with a particular focus on thoroughness and transparency, while diversifying our businesses based on “Finance + Services” and “Expanding Business in Asia” in line with the changing operating environment.

•

Pursuit of transactions that are both socially responsible and economically viable: We will pursue transactions that are socially responsible from a compliance and environmental standpoint, while providing products and services that are valued by our clients and have the potential to improve our profitability.

•

Creation of a fulfilling workplace: We will focus on our strength as a global organization to create a fulfilling work environment for all employees regardless of nationality, age, gender, background or type of employment.

PROFILE OF BUSINESS BY SEGMENT

Our reportable segments are based on ASC 280-10 (“Segment Reporting”). For a discussion of the basis for the breakdown of segments, see Note 32 in “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for the years ended March 31, 2008, 2009 and 2010.

	Years ended March 31,
	2008	2009	2010
	(In millions of yen)
Corporate Financial Services	¥35,412	¥(10,451)	¥(17,581)
Maintenance Leasing	37,235	25,621	21,742
Real Estate	83,065	50,508	9,413
Investment Banking	47,483	(63,397)	(11,960)
Retail	27,463	9,573	31,104
Overseas Business	57,862	20,066	37,142

Total segment profits	288,520	31,920	69,860

Difference between segment total and consolidated amounts	(42,401)	(23,233)	(14,252)

Total Consolidated Amounts	¥246,119	¥8,687	¥55,608

Each of our segments is briefly described below.

BUSINESS SEGMENTS

As of April 1, 2008, ORIX reorganized its businesses into six segments to facilitate strategy formulation, resource allocation and portfolio balance at the segment level. These six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business. Management believes that organizing our business into large strategic units allows us to maximize our corporate value by identifying and building strategic advantages vis-à-vis anticipated competitors in each area and by helping the ORIX Group achieve competitive advantages.

An overview of operations, operating environment and operating strategy for each of the six segments follows below.

Corporate Financial Services

Overview of Operation

The Corporate Financial Services segment has its origin in the leasing business developed at the time of ORIX’s establishment in 1964, and even today this segment still serves as the foundation for the entire ORIX Group.

Operating through a nationwide network of 82 offices, we provide capital through loans and leasing for capital investment and other needs to our core customer base of domestic small and medium enterprises (“SMEs”). In order to maximize synergies, the Corporate Financial Services segment functions as the central point of contact for the entire ORIX Group in responding to needs of other segments, including business succession and overseas business development.

During the year, we established new speciality departments within this segment to connect and promote sales throughout the ORIX Group, and these new departments have started activities that we expect to become the foundation for new revenues in the areas of development and promotion of retail facilities, domestic and overseas sales, in addition to the environment and energy business.

The activities in this segment are conducted primarily through the Domestic Sales Administrative Headquarters. There were 2,616 employees working in this segment as of March 31, 2010.

Operating Environment

There is lingering uncertainty toward the business environment of SMEs, our core client base in this segment. Against the backdrop of a generally stagnant economy, the Japanese government implemented economic stimulus policies, including funding support for SMEs, which contributed to a decrease in the number of corporate bankruptcies in the second half of 2009. Even though large companies have seen improvement in their fund raising opportunities, the severe operating environment surrounding SMEs has continued due to a conservative approach to lending by domestic financial institutions.

Meanwhile, the Japanese government is emphasizing the environment and energy as growth areas to be driven by Japan’s strengths in its “New Growth Strategy”, with the objective of creating over 50 trillion yen in new markets and approximately 1.4 million new jobs within these growth areas by 2020. The main policies include the expansion of renewable energy and turning homes and offices into zero-emissions structures, and other measures aimed at increasing markets by concentrating investment to create an eco-friendly society.

Operating Strategy

Sales personnel in the Corporate Financial Services segment develop and deliver optimal solutions based on a deep understanding of its customers, their specific needs and their management issues, gained through day-to-day transactions, and supported where necessary by team efforts centered around ORIX Group’s high levels of expertise.

Moving forward, this segment will seek to expand and accelerate the provision of “Finance + Services” as a sales platform for the ORIX Group and to broaden our client base by strengthening cooperation among our Group companies in order to leverage our specialized expertise in areas such as the automobile and rental businesses. The automobile and rental businesses have accumulated know-how through their business diversification and are currently providing high value-added services to their customers in the areas of vehicle and IT asset management. By capitalizing on this specialized expertise, this segment will endeavor to fulfill the needs of various industries and uncover new business opportunities with a broader potential client base.

In addition, as an offshoot to this segment’s leasing business, which includes the collection and disposal of end-of-lease assets, we have been involved in the environment and energy-related business for more than ten years. The ORIX Group will focus on making propositions with regards to the usage of energy-saving measures and renewable energy in addition to proposals related to waste disposal and recycling, which we have already established.

This segment has focused on credit management and will work to maintain asset quality while aiming to build a healthy base of small and diversified assets through detailed and prompt measures and close monitoring.

Maintenance Leasing

Overview of Operation

This segment consists of our automobile and rental operations.

The automobile operations began with automobile leasing in 1973 and expanded to automobile rental in 1985. Since 2002, the ORIX Group has also operated a car sharing business. Our automobile leasing operations started by offering to corporate clients leases that included maintenance services, and today provides a complete range of specialized vehicle management outsourcing services. The segment also offers wide range of services to address the vehicle needs of both corporate and individual clients.

We entered the rental business in 1976 with leasing of precision measuring equipment to corporate clients. Today, the rental business covers a broad range of services, including IT-related equipment rentals, technical support, calibration, and asset management.

The activities in this segment are conducted primarily through ORIX Auto and ORIX Rentec. There were 3,335 employees working in this segment as of March 31, 2010.

Operating Environment

In corporate automobile leasing operations, demand is sluggish due to decreased automobile investment and pressure to reduce costs. The secondary market is also stagnant.

On the other hand, companies have increased their needs for vehicle cost reductions and improvement of fleet operating efficiency and their interest in areas such as compliance and safety. Furthermore, we expect that heightened awareness of environmental issues will stimulate demand for leasing services for hybrid and electric vehicles. An increase is also expected in the number of car sharing participants.

The precision measuring equipment rental industry has comparatively high entry barriers because of significant initial investment requirements and the difficulty of recruiting and retaining personnel with the requisite specialist knowledge. As a result, the competitive landscape in the domestic measuring equipment rental market has been relatively stable. However, decreased capital expenditures resulting from the economic downturn has suppressed demand for rentals, particularly among the major electronics manufacturers.

With respect to the market for IT equipment rentals, going forward the cloud computing market is expected to grow due to lower running costs and system flexibility. IT investments by clients companies will shift from hardware ownership to hardware use as a part of IT service. As a result, growing demand is expected for IT rental companies to provide IT services that can lead to improvements in operating efficiency and reduction of costs by clients, particularly in the information security area.

Operating Strategy

The Maintenance Leasing segment will promote group-wide measures to further expand its high value added services and augment its fee-businesses such as “Comprehensive Auto Management Service” in the automobile operations and “IT Asset Management Service”. At the same time, the segment will capitalize on know-how acquired in Japan and enhance the provision of value-added services overseas with the aim of improved performance in the Asian market, particularly in China.

In the automobile leasing business, the segment will utilize the networks of the Corporate Financial Services segment and ORIX Group companies to promote services that combine leasing, automobile rental, and car sharing to provide optimal and low-cost vehicle solutions to current and potential clients. As of March 31, 2010, automobiles under management totaled approximately 835,000.

The corporate automobile leasing operation aims to maintain profitability and clients by addressing all aspects of outsourcing needs related to vehicle management. Also, we are responding to the increasingly specialized and complex needs of our clients by strengthening our consulting services for the needs of legal compliance, environmental services and vehicle management-related risk management (such as accidents and legal restrictions). We will also continue to create business frameworks that deliver high added value for clients, such as sophisticated vehicle management and adjustment of administrative operations, through which we expect to differentiate ourselves from our competitors.

In leasing automobiles to individual clients, we will continue to promote products such as My Car Lease and Car Sharing. Especially in the car sharing business, we will seek to create a new business platform by strengthening relationships with local authorities and public transportation systems.

We will continue to expand the types of equipment we handle in our rental business, while working to enhance ancillary services such as IT equipment asset management. In addition, we expect to maintain our large market share and efficiently turnover assets with the aim of generating stable growth. As of March 31, 2010, the rental business owned more than 675,000 units of equipment spanning about 22,000 types.

We will also work to expand our rental operations of IT equipment to cover pre-installed information security countermeasures and further develop our fee business from technical support services such as the operation and management of IT equipment. We will also seek continued growth in our used rental equipment resale business.

Real Estate

Overview of Operation

The Real Estate segment began with corporate dormitory rental operations in 1986 and started developing residential condominiums in 1993. Real estate operations gained momentum in 1999 with the establishment of ORIX Real Estate Corporation. Today, the ORIX Group is involved in:

•	development and leasing of properties, such as office buildings and commercial facilities;

•	residential condominium development;

•	development and operation of hotels, golf courses, training facilities and senior housing; and

•	asset management and administration, including Japanese real estate investment trusts.

The activities in this segment are conducted primarily through ORIX Real Estate. There were 3,704 employees working in this segment as of March 31, 2010.

Operating Environment

Despite the dramatic downturn in the domestic real estate market in the wake of the global financial crisis, liquidity has been improving as demonstrated by a resumption of public offerings and issuances of investment corporation bonds by J-REITs. Accordingly, real estate transactions have shown green shoots of recovery, for example, stabilization of expected investor capitalization rates.

However, office vacancy continues to hover at a high rate, reflecting continuing economic stagnation. Competition to attract tenants is intensifying and rent levels continue to be adjusted. In light of these circumstances, in order to succeed, real estate companies will need to demonstrate strong leasing capabilities crucial to maintaining property value as well as the expertise and capability to develop environmentally-friendly properties.

In the residential condominium market, some positive signs have emerged, such as improvement in contract completion rates nearing the key benchmark level of 70% in the Tokyo metropolitan area in 2009. Additionally, a favorable environment for revived demand has been developing due to government policies encouraging home buying including an expansion of tax deductions on housing loans, an increased gift tax exemption for loans to certain family members that are used to purchase a residence and an “eco-point” system for energy-efficient housing and fixtures, as part of broader economic measures, as well as falling purchase prices due to lower construction costs.

The facility operation business, which includes the operation of hotels, golf courses and training facilities, faces difficult conditions due to corporate cost cutting and waning consumer confidence. However, facilities that can provide high quality service meeting the needs of end users shows strong demand from domestic and overseas clients.

Operating Strategy

Even in a sluggish real estate market, we expect to secure stable revenue sources by managing and reducing business risks, through capitalizing on our expertise in the areas of diversified small and medium-sized property investment, cash flow focus and risk sharing with business partners through joint ventures.

The strengths of this segment are its real estate value chain functions, including leasing, asset management and property management, as well as the ORIX Group’s client base. We will aim to maintain and improve the value of our real estate assets and promote the turnover of properties in our portfolio by capitalizing on these strengths.

In the real estate development and rental business, we will strive to improve occupancy rates and rental income by leveraging the characteristics of our small and diversified rental property portfolio and our leasing capabilities. Although real estate transactions have not seen a full-scale recovery, we will pursue various exit strategies to promote asset turnover.

For our residential condominium development business, we can flexibly respond to changes in the business environment as we outsource the sales of our residential condominiums to other companies. Since the second half of 2007, we have been reducing our condominium supply ahead of our competitors; however, since late 2009 we have steadily resumed the development of suspended projects and new land purchases in response to recovery in consumer demand. After thorough market research, we will supply condominiums mainly within a price range that meets consumer needs.

In our facilities operation business, we will establish a unique position in the market by providing a wide range of services in response to diversified needs and aging customers. We have seen an increase in opportunities to invest in Japanese inns and golf courses with strong brand recognition, as achievement from investments in operating facilities have been well received. Specifically, we expect to diversify our customer base and increase profitability by setting a clear customer target and concept for each facility.

ORIX Real Estate Investment Advisors Corporation is expanding its asset management business, targeting increased fee-based revenue. In addition to managing ORIX Group assets, we will also address the asset management needs outside the ORIX Group by forming private real estate funds to win large-scale property projects.

Moreover, we will create new value by promoting large-scale projects such as the North Yard, a redevelopment project next to Osaka Station.

Investment Banking

Overview of Operation

This segment consists principally of the real estate-related finance business and the investment banking business that we began developing during the late 1990s and early 2000s. Operations include:

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

The activities in this segment are conducted primarily through our Investment Banking Headquarters. There were 2,011 employees working in this segment as of March 31, 2010.

Operating Environment

The global financial crisis triggered a significant change in the operating environment surrounding the Investment Banking segment. Japan’s economic recovery has been slow and uncertainties in the financial and capital markets are expected to continue. Investments need to be stringently selected as signs of improvement in liquidity are yet to be seen.

The risk tolerance of investors decreased in the wake of the global recession precipitated by the Lehman Brothers bankruptcy in September 2008, which led to a dramatic decline in the volume of real estate transactions and a contraction in the domestic real estate related non-recourse loan market. Although liquidity provided by financial institutions is essential for market recovery, their conservative approach to lending has not changed despite improvements seen in the market.

Moreover, a large amount of CMBS loans in Japan will reach maturity in 2010 and involved parties are currently seeking possible measures upon maturity, such as refinancing or collection through the sales of collateralized properties.

Opportunities for investment in non-performing loans are limited as financial institutions continue to reduce their disposals of large-scale assets. However, investment opportunities are expected to arise as foreign corporations withdraw from Japan, funds are divested and the selection and concentration of companies accelerates.

The domestic M&A market has seen a contraction in the number of transactions, reflecting the uncertain economic outlook and the impact of the financial crisis; however, such trend is starting to subside. As listed companies are undertaking restructuring and engaging in strategic de-listing of subsidiaries and, as SMEs are undergoing business succession, the use of M&A as a corporate management strategy has become increasingly widespread in Japan. We see this as an opportunity to promote our financial advisory services and other corporate advisory services.

Operating Strategy

The Investment Banking segment is focusing on preserving and enhancing the value of existing loans and portfolio companies while taking advantage of investment opportunities presented by the changing environment.

In Japan, we believe there are business opportunities related to CMBS loans reaching maturity. In particular, we see this as a great opportunity for our Investment Banking segment, which has accumulated knowledge and expertise in arranging loan refinancing as well as loan servicing, to expand its fee-based business. ORIX Asset Management & Loan Services Corporation (OAMLS), the first Japanese servicer to simultaneously receive all three servicer ratings (master, primary and special servicer), in addition to receiving the highest rating (STRONG) from S&P, has expertise in CMBS servicing and a wide information network for CMBS through its real estate related finance business. Capitalizing on these strengths, we will expand our fee-based business by acting as an intermediary in the sales of collateralized properties and as a special servicer while seeking investment opportunities. This segment will also arrange joint investments and serve as an investment platform through its relationships with domestic and international investors. This segment is also expected to arrange co-investments and serve as an investment platform among its relations with domestic and international investors.

For investment banking business, this segment will provide management support such as business succession and corporate rehabilitation (restructuring, transfer and funding arrangement). We will also be actively involved in developing promising businesses as an investor.

For real estate finance business, in light of the significant changes in the real estate market, we will deal with each transaction individually and cautiously. We monitor the terms of individual transactions as well as the condition of underlying assets, and otherwise strive to maximize collections while continuously reducing asset balances. We believe that under the current real estate market conditions, there are cases where revenues can be maximized from a mid- to long-term perspective by holding acquired real estate as rental properties, in which case, revenues and risk can be controlled. Therefore, we will aim to maximize profit and focus on increasing the value of acquired real estate with capitalization of group synergies by collaborating with other segments, mainly the Real Estate segment, until the market sees a full-scale recovery.

Capitalizing on our network of our partner financial institutions, we will also seek opportunities for new fee-based businesses such as providing credit evaluation and servicing.

Retail

Overview of Operation

This segment consists of four businesses that primarily serve individual customers. The four businesses are:

•	the life insurance business, handled by ORIX Life Insurance, which was founded in 1991 and operates mainly through representatives and mail-order sales;

•	the trust and banking business, handled by ORIX Trust and Banking, which is centered on the housing loan business started by ORIX in 1980 and is also engaged in corporate lending and other services;

•

the card loan business, which was started with ORIX Credit in 1979 and is currently being managed as a joint venture with Sumitomo Mitsui Banking Corporation pursuant to an alliance established in July 2009; and

•

the securities business, which we entered by bringing ORIX Securities into the ORIX Group in 1986 and which now centers on online securities brokerage operations. ORIX Securities merged with Monex, Inc. in May 2010 after a share exchange between ORIX and Monex Group, Inc. in January 2010.

The activities in this segment are conducted primarily through ORIX Life Insurance and ORIX Trust and Banking. There were 1,170 employees working in this segment as of March 31, 2010. Monex Group, Inc. and ORIX Credit are now our affiliates.

Operating Environment

In the life insurance market, demand for distinctive “third sector” (medical and cancer insurance) products has been increasing most likely due to Japan’s low birthrate and relatively high longevity. Introductions of “third sector” products have intensified competition. Moreover sales channels have diversified with the expansion into retail stores by major joint agencies, availability of complete clearance of insurance sales at bank counters and the arrival of pure-internet-play insurance companies.

As individual funds continue to flow into deposits instead of investment, ORIX Trust and Banking has steadily expanded its deposits. Separately, opportunities for corporate lending business have also expanded as the value of indirect corporate financing, such as increased support for SME funding, has been re-evaluated. Even in a stagnated real estate market, demand remains firm in the market for investment rental condominium units, a key engine behind the housing loan business, which continues to perform strongly.

In the card loan market, consumer finance companies are finding it difficult to maintain their conventional high-margin business models as the upper limit on interest rates has been lowered and a ceiling on total debt has been created. As a result, the industry has been undergoing restructuring, with large firms forming alliances with banks.

The securities market regained some stability due to successful financial and economic policies implemented by economic powers. Due to heightened expectations for improved company performance, Japan’s securities market has been on the recovery trend and retail investor confidence is expected to improve.

Operating Strategy

In this segment, we expect to maintain our policy of developing new markets for individuals by offering products and services that provide a high level of customer satisfaction and by increasing our unique expertise and efficiency in niche markets.

ORIX Life Insurance, which concentrates mainly on developing and selling products for individuals, has experienced a substantial increase in the number of policies in force. We have focused on expanding products such as our medical insurance “Cure”, as well as our cancer insurance “Believe”, which were originally introduced to the individual market in September 2006 and March 2010, respectively. As other companies have entered the market with similar products, competition has grown increasingly fierce. ORIX Life Insurance will continue to develop products that meet the needs of its customers and enhance its product lineup. Moreover ORIX Life Insurance will expand its customer base by strengthening agent sales channels, and achieve stable revenue growth. The importance of insurance business to the overall ORIX group has been dramatically increasing, and we will aim to realize profit growth.

In line with this growth in individual oriented business, ORIX Trust and Banking began handling deposits via the Internet for corporate customers in May 2009. On the investment side, in addition to our housing loan business, we seek to establish a well-balanced portfolio of lending by focusing on corporate lending, cultivating a new customer base and strengthening our relationship with trusted clients. As the business grows, we will also work to strengthen risk management and internal control structure.

In the card loan business and securities brokerage business, we have recently formed alliances with trusted business partners under the policy of “Operational Realignment”.

With investment from the Sumitomo Mitsui Banking Corporation, ORIX Credit will target a stable and increased operating base by attracting different types of customers via the ORIX Group network and greater diversification in its fundraising options, based on its major product, the VIP Loan Card.

The combined Monex, Inc. and ORIX Securities became one of the largest Internet based securities companies in Japan through the joint venture between ORIX and Monex Group, Inc. The new company will further strengthen the bases of both corporate groups and continue to expand its products and services for customers.

Overseas Business

Overview of Operation

Since expanding to Hong Kong in 1971, ORIX has built a broad overseas network spanning the United States, Asia and the Pacific, the Middle East, North Africa and Europe. Our main operations include equipment leasing, automobile leasing, corporate financial services and ship and aircraft-related operations. Recently, ORIX has also expanded into principal investment, investments in non-performing loans, real estate-related operations and M&A advisory services.

The activities in this segment are conducted primarily through ORIX USA, Global Business and Alternative Investment Headquarters and subsidiaries as well as affiliates in Hong Kong, China, Singapore, Malaysia, Indonesia, the Philippines, Thailand, Sri Lanka, Taiwan, South Korea, Pakistan, India, Oman, Egypt, Saudi Arabia, the UAE, Kazakhstan, Australia, New Zealand, Ireland and Poland. There were 3,209 employees working in this segment as of March 31, 2010.

Operating Environment

In the United States, a succession of bankruptcies, including the collapse of the prominent investment bank Lehman Brothers and the realignment of other major financial institutions, dealt a tremendous blow to the world’s financial and capital markets. The ensuing deterioration in global financial liquidity triggered a sharp contraction in credit, leading to a significant decline in the operating environment. Despite a slow economic recovery in the United States, unemployment levels have remained high and recovery in consumer spending and the housing market still faces challenges. The U.S. financial market continues to de-leverage as regional financial institutions are still facing a severe operating environment with decreased lending capacity. There is also concern that the impending implementation of financial regulations may further impact the operating environment.

In Asia and the Middle East, where we have extensive business operations, the economies of emerging countries have recovered rapidly despite the effects of the global financial crisis. As a result of high economic growth in recent years, Asia’s economy has reached the stage where it consumes a wide range of business, products and services from developed countries such as Japan, which should lead to various business opportunities. China is a particularly attractive country in terms of economic scale and has garnered global attention as a promising market despite structural problems such as inflation and increasing domestic economic disparities.

Operating Strategy

In the United States, we are engaged in investment and financing operations, such as corporate finance and investments in CMBS and other marketable securities and investment banking operations, including advisory services in the areas of mergers and acquisitions, corporate financial restructuring and enterprise valuation. Although the United States was the epicenter of the financial crisis, the expertise we have been able to accumulate there has allowed us to expand our profits even under the turmoil of the current economy. Going forward, we aim to focus on cultivating opportunities to expand “Finance + Service” based on our expertise. For example, in May 2010, ORIX USA acquired RED Capital Group, a company that arranges specialty loans for real estate companies and obtains fees through loan servicing. This is a typical example of acquiring fee-based revenue without using the balance sheet.

Investment banking operations are carried out by Houlihan Lokey, which has maintained a strong reputation in the United States for decades in financial advisory services, financial opinion services and financial restructuring services. In the midst of the global recession, Houlihan Lokey has increased earnings opportunities in its corporate financial restructuring advisory operations.

In Asia, Oceania, the Middle East and Europe, we continue to focus on leasing, lending and other financial services closely tied to local communities. We believe we can expect stable growth in our existing leasing operations, particularly in Asia. We will embrace growth of the Asia region by increasing earnings through adding value to existing financial services, while capitalizing on its expertise such as maintenance leasing developed in Japan.

We will strengthen investment and financing operations in the fields of financial related, automobile, ships and aircraft especially in China. As a part of this, we established our Chinese Headquarters in Dalian in December 2009 and integrated existing business under a holding company structure. We are aiming to cultivate trusted clients in China. For other areas, we will further expand our client and business partner networks which already span numerous countries. Moreover, we are working to enhance our resources for supporting Japanese companies looking to move into overseas markets, as well as foreign companies entering Japan.

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

Prior to fiscal 2008, we held a 44% stake in DAIKYO INCORPORATED (“DAIKYO”). During fiscal 2008, DAIKYO acquired a 100% stake in Fuso Lexel Incorporated through a share swap. As we had held shares of Fuso Lexel Incorporated, we acquired an additional interest in DAIKYO through this share swap. As a result, the interest of the third parties increased and our ownership in DAIKYO decreased to 41%. In June 2008, DAIKYO repurchased 20% of its preferred shares from ORIX at a purchase price of ¥10.4 billion. In March 2009, we acquired preferred shares of DAIKYO for ¥10 billion. Also in March 2009, we transferred our wholly owned subsidiary, ORIX Facilities Corporation, to DAIKYO through a share swap. This resulted in our acquisition of an additional amount of DAIKYO preferred shares valued at ¥9.4 billion. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” As of February 2010, our interest in Daikyo declined to 31.7%, primarily due to a public offering and third party allocation of new shares, which was completed in February 2010.

In line with our strategy of pursuing business alliances with financial institutions aiming for future corporate development, we joined forces with Sumitomo Mitsui Banking Corporation to form ORIX Credit joint venture. As a result, ORIX sold a 51% stake of ORIX Credit to Sumitomo Mitsui Banking and realized a capital gain of approximately ¥7 billion during the fiscal year ended March 31, 2010. Also, in January 2010, ORIX formed a capital alliance with the Monex Group, pursuant to which ORIX and Monex Group, Inc. concluded a share exchange in which ORIX acquired a 22.5% stake of Monex Group, Inc. in exchange for our 100% stake of ORIX Securities, and realized capital gain of approximately ¥9 billion. Subsequently, in May 2010, ORIX Securities and Monex, Inc. were combined to form one of Japan’s largest Internet-based securities brokers.

In general, we seek to expand and deepen our product and service offerings and enhance our financial performance by pursuing acquisition opportunities. We are continually reviewing acquisition opportunities, and will selectively pursue such opportunities. We have in the past deployed a significant amount of capital for acquisition activities, and expect to continue to make investments, on a selective basis, in the future.

PROPERTY, PLANT AND EQUIPMENT

Because our main business is to provide diverse financial services to our clients, we do not own any material factories or facilities that manufacture products. We have no plans to build any factories that manufacture products.

The following table shows the book values of the primary facilities we own, which includes three office buildings, one training facility and one waste disposal facility. We transferred one building with a book value of ¥11,541 million from operating lease to office building due to a change in the specified use of the building in fiscal 2010.

	As of March 31, 2010
	Book Value	Land Space (*)
	(In millions of yen)	(In thousands of m²)
Office building (Shiba, Minato-ku, Tokyo)	¥37,362	2
Office building (Tachikawa, Tokyo)	23,098	5
Office building (Roppongi, Minato-ku, Tokyo)	11,524	1
Training facility (Funabashi, Chiba)	10,963	3
Industrial waste disposal facility (Yorii, Saitama)	13,575	—

*	Land space is provided only for those facilities where we own the land.

In addition to these major facilities, we are building a new regional headquarters in Osaka that will allow us to manage our Osaka operations from a single location. Construction is expected to be completed by February 2011, and the current estimated costs for the project are ¥30 billion. Although there are presently no other material plans to construct or improve facilities, we may build or acquire additional offices or make improvements to existing facilities if we believe the expansion of our business so warrants.

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥96,831 million as of March 31, 2010.

As of March 31, 2010, net book value of equipment held for operating leases amounted to ¥1,195,974 million, which consists of ¥580,009 million of transportation equipment, ¥170,047 million of measuring and information-related equipment, ¥826,398 million of real estate and ¥19,267 million for others. Accumulated depreciation on the operating leases was ¥399,747 million as of the same date.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

Our business does not materially depend on the supply of raw materials.

PATENTS, LICENSES AND CONTRACTS

Our business and profitability are not materially dependent on any patents or licenses; industrial, commercial or financial contracts; or new manufacturing processes.

BUSINESS REGULATION

JAPAN

ORIX and its group companies in Japan are incorporated under and our corporate activities are governed by the Companies Act.

There is no general regulatory regime which governs the conduct of our direct financing lease and operating lease businesses in Japan, although various laws regulate certain aspects of particular lease transactions, depending on the type of leased property.

The major regulations that govern our businesses are as follows:

Moneylending Business

ORIX and certain of our group companies are engaged in the money-lending business in Japan. The money lending business is regulated by the Interest Rate Restriction Act, the Acceptance of Contributions Law, the Deposit Interest Law and the Moneylending Business Act. The Moneylending Business Act requires that all companies engaged in moneylending business register with the Prime Minister and the relevant prefectural governors.

Registered money-lenders are regulated by the FSA, and are required to report to or notify the FSA, providing certain documents such as their annual business reports. Accordingly, pursuant to the Moneylending Business Act, ORIX and certain of our group companies register with the Prime Minister and various prefectural governors and provide the necessary reporting and notification to the FSA. The FSA has the power to issue business improvement orders to suspend all or part of a business’s activities, or to revoke the registration of a money-lender that has violated the law. In addition, in December 2006, laws related to the money lending business were amended for the purpose of enhancing borrower protection. The amendments have tightened regulations by, among other things, reducing the maximum interest rate and introducing limits on the maximum amount of money that may be loaned to individuals. These amendments have come into effect over a period or time and as of June 2010 have been fully implemented.

Real Estate Business

ORIX and certain of our group companies, including ORIX Real Estate, are engaged in the real estate business in Japan, including the buying and selling of land and buildings. Companies engaged in such operations are required to be licensed by the Ministry of Land, Infrastructure and Transport (the “MoLIT”) and relevant prefectural governors under the Building Lots and Buildings Transaction Business Act, and their operations are regulated by such laws, including the maintenance of registered real estate transaction managers on staff and the provision and delivery of material information to counterparties.

Car Rental Business

ORIX Auto is registered with the MoLIT under the Road Transportation Law to engage in the car rental business in Japan and is subject to the requirements of this law and to inspection by the MoLIT.

Insurance Business

ORIX Life Insurance is engaged in the life insurance business and has a license from the Prime Minister under the Insurance Business Act. The FSA has broad regulatory powers over the life insurance business of ORIX Life Insurance, including the authority to grant or, under certain conditions, revoke its operating license, to request information regarding its business or financial condition and to conduct on-site inspections of its books and records. ORIX Life Insurance generally must also receive FSA approval for the sale of new products and to set new pricing terms. In addition, under the Insurance Business Act regulations, any party attempting to acquire voting rights in an insurance company at or above a specified threshold must receive approval from the Prime Minister. We have received such approval as a major shareholder in ORIX Life Insurance. Insurance solicitation, which we and our group companies conduct, is also governed by the Insurance Business Act. We and certain of our group companies, such as ORIX Auto, are registered as life insurance agents with the Prime Minister.

Financial Instruments Exchange Business

The Financial Instruments and Exchange Act which became effective in September 2007 supplants the Securities and Exchange Law and includes significant changes. The Financial Instruments and Exchange Act expands its scope to cover many additional subjects (product, business, etc.) for the purpose of establishing comprehensive and cross-sectional protection for investors. Certain businesses conducted by ORIX and our group companies in Japan are governed by the Financial Instruments and Exchange Act. Registered financial instruments traders are regulated by the FSA and are required to file certain reports or notifications with the FSA. The FSA has the power to order improvement of a business, or suspension of a part or the whole of a business, or to revoke the registration of a financial instruments trader that has violated the law. Business regulations to be applied to ORIX and our group companies are as follows:

(1) First Class Financial Instruments Exchange Business

ORIX Whole Sale Securities Corporation (ORIX Whole Sale) is registered with the Prime Minister under the Financial Instruments and Exchange Act. The first class financial instruments exchange business includes the trading of highly liquid financial products, such as the sale and solicitation of listed securities. The Financial

Instruments and Exchange Act regulates the conduct and business activities of securities companies in connection with securities transactions. In addition, under the Financial Instruments and Exchange Act, any entity possessing voting rights in a securities company (first class financial instruments trader) or its parent company at or above a specified threshold is considered a major shareholder and must report its shareholding to the Prime Minister. ORIX has filed such a report as a major shareholder of ORIX Whole Sale, as well as Monex Group, Inc., which became an equity-method affiliate of ORIX as a result of a share exchange completed in January 2010 with ORIX.

(2) Second Class Financial Instruments Exchange Business

ORIX and certain of our group companies are registered with the Prime Minister under the Financial Instruments and Exchange Act to conduct the second class financial instruments exchange business. The second class financial instruments exchange business includes trading of low-liquidity financial instruments, such as the sale and solicitation of trust beneficiary interests and certain equity investments in partnerships.

(3) Financial Instruments Intermediary Business

The financial instruments intermediary business that we conduct is also regulated by the Financial Instruments and Exchange Act. ORIX is registered with the Prime Minister under the Financial Instruments and Exchange Act to conduct business as a financial instruments intermediary.

(4) Investment Management Business

ORIX Asset Management (“OAM”), a wholly owned subsidiary, is registered with the Prime Minister under the Financial Instruments and Exchange Act as an investment manager. OAM is responsible for the asset management of a real estate investment corporation, ORIX JREIT Inc., which is listed on the Tokyo Stock Exchange. In addition, ORIX Real Estate Investment Advisory and ORIX Investment are registered with the Prime Minister to engage in the investment management business. Under the Financial Instruments and Exchange Act, any entity possessing voting rights in an investment manager at or above a specified threshold is considered a major shareholder and must report its shareholding to the Prime Minister. ORIX has filed such a report as a major shareholder with regard to OAM and ORIX Investment.

(5) Investment Advisory and Agency Business

ORIX Investment and ORIX Real Estate Investment Advisory are registered with the Prime Minister under the Financial Instruments and Exchange Act to engage in the investment advisory and agency business.

Banking and Trust Business

ORIX Trust and Banking (“OTB”) is licensed by the Prime Minister to engage in the banking and trust business and is regulated under the Banking Act, the Act on Provision, etc. of Trust Business by Financial Institutions. The Banking Act governs the general banking business and the Act on Provision, etc. of Trust Business by Financial Institutions and the Trust Business Act govern the trust business. Our trust contract agency business is also governed by the Trust Business Act, and we are registered with the Prime Minister to engage in the trust contract agency business. In addition, under the Banking Act, any entity that attempts to obtain voting rights in a bank at or above a specified threshold must receive permission from the Prime Minister. ORIX has received such permission as a major shareholder of OTB.

Debt Management and Collection Business

ORIX Asset Management & Loan Services (“OAMLS”) is engaged in the loan servicing business and the business of managing and collecting certain assets. Consequently, OAMLS is regulated under the Act on Special Measures Concerning Business of Management and Collection of Claims. OAMLS is licensed by the Minister of Justice under such law to engage in the loan servicing business.

Waste Management

ORIX Environmental Resources Management, under the Waste Management and Public Cleansing Act, has permission for and to (i) “the installation of an industrial waste disposal facility” acting as an “industrial waste disposal contractor” and a “specially controlled industrial waste disposal contractor” in “the installation of a municipal solid waste disposal facility” from the governor of Saitama Prefecture, and (ii) act as a “municipal solid waste disposal contractor” from the town mayor of Yorii Town.

Also, Funabashi Environmental, under the Waste Management and Public Cleansing Act, has permission to: (i) engage in “the installation of an industrial waste disposal facility” within Chiba Prefecture, (ii) act as an “Collection and Transportation of an industrial waste disposal collector” from each governor of Tokyo, Kanagawa, Chiba and Saitama Prefectures, and also from mayors of major six cities in Kanto region and (iii) engage in the business of “industrial waste disposal contractor,” by the authorization of mayor of Funabashi City.

ORIX Environmental Resources Management and Funabashi Environmental are engaged in the waste management service regulated by the Waste Management and Public Cleansing Act.

Regulation on Share Acquisitions

Certain activities of ORIX and our group companies are regulated by the Foreign Exchange and Foreign Trade Law of Japan and the cabinet orders and ministerial ordinances thereunder (the “Foreign Exchange Regulations”).

Under the Foreign Exchange Regulations, ORIX and certain of our group companies in Japan are regulated as “residents” conducting “capital transactions” or “foreign direct investments.” If the ratio of foreign shareholders of the ORIX increases to 50% or more, ORIX and these group companies will be regulated as “foreign investors” conducting “inward direct investment.”

To conduct such activities under the Foreign Exchange Regulations, notices or reports are required to be filed with the governing agency through the Bank of Japan. In certain cases, the Minister of Finance and any other competent Ministers have the power to recommend the cancellation or modification of the activities specified in such notices and can order the cancellation or modification if the recommendations are not followed.

OUTSIDE JAPAN

ORIX USA is incorporated under the laws of the state of Delaware, and its corporate activities are governed by the Delaware General Corporation Law.

The SEC and various state agencies regulate the issuance and sale of securities and the conduct of broker-dealers, investment companies and investment advisers in the United States. ORIX USA’s majority-owned subsidiaries, Houlihan Lokey Howard & Zukin Capital, Inc. and Houlihan Lokey Howard & Zukin Financial Advisors, Inc., are a registered broker-dealer and a registered investment adviser, respectively, and as such, are regulated by the SEC. ORIX USA and its other subsidiaries are not subject to these regulations but must comply with U.S. federal and state securities laws.

ORIX USA’s corporate finance, real estate finance and development, equipment finance, public finance and special servicing businesses are subject to numerous state and federal laws and regulations. Commercial and real estate loans may be governed by the USA PATRIOT Act, the Equal Credit Opportunity Act and Regulation B thereunder, the Flood Disaster Protection Act, the National Flood Insurance Reform Act of 1994 and state usury laws. Real estate transactions are also governed by state real property and foreclosure laws. ORIX USA’s equipment finance transactions are governed by the Uniform Commercial Code, as adopted by the various states. ORIX USA is registered with or has obtained licenses from the various state agencies that regulate the activity of commercial lenders in such states.

On May 8, 2010, ORIX USA acquired the RED Capital Group, a Columbus, Ohio headquartered provider of debt and equity capital, as well as advisory services, to the housing, health care and real estate industries. The RED Capital Group is registered as a broker-dealer and regulated by the SEC. In addition, the RED Capital Group and its subsidiaries must comply with rules and regulations administered by the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae), the Department of Housing and Urban Development and the Federal Housing Administration.

Recent disruptions in the U.S. financial markets have caused lawmakers and regulators to evaluate the effectiveness of their oversight of the financial services industry, and a variety of regulatory initiatives are likely to be proposed by the Obama administration and Congress. It is increasingly probable that the United States will implement new regulations and laws, or significant changes to existing regulations and laws, that will affect ORIX USA.

Outside of the United States, ORIX USA’s majority owned subsidiary, Houlihan Lokey (Europe) Limited (“HL Europe”), is authorized and regulated by the Financial Services Authority in the UK, inter alia, to arrange deals in investments and, to advise on investments by others. HL Europe has also established branches in France and Germany under the provisions of the Markets in Financial Instruments Directive and is regulated by the Bundesanstalt für Finanzdienstleistungsaufsicht in Germany and the Autorité des marchés financiers in France in the conduct of the respective businesses of the branches located in those countries. Other such majority-owned subsidiaries include Houlihan Lokey (China) Limited, which is licensed to conduct regulated activities by Securities and Futures Commission in Hong Kong.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Table of Contents for Item 5

OVERVIEW

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that financial condition and results of operations in the future may also be affected by factors other than those discussed here. This discussion should be read in conjunction with “Item 3. Key Information—Risk Factors” and “Item 18. Financial Statements” included in this annual report.

We recorded ¥37,757 million in net income attributable to ORIX Corporation for the fiscal year ended March 31, 2010 supported by the beneficial effects of business and fundraising diversification, despite worldwide economic stagnation triggered by the global financial crisis. At the same time, de-leveraging continued and our balance sheet decreased significantly through the implementation of the policies “Strengthening the Corporate Structure” and “Operational Realignment” resulting in 11% decrease in revenues year on year. However, due to major contributions from the Overseas Business segment, income before income taxes, discontinued operations and extraordinary gain increased more than six-fold, and net income attributable to ORIX Corporation increased 72% year on year.

The main factors underlying performance in fiscal 2010 are outlined below.

Segment profits and losses for this fiscal year were as follows. The Corporate Financial Services, Maintenance Leasing, and Real Estate segments saw a decrease in profits compared to the previous fiscal year. The Investment Banking segment saw a decrease in losses, and the Retail and Overseas Business segments recorded increases in profits.

The Corporate Financial Services segment, the core business of the ORIX Group, continued to record a loss as provisions for doubtful receivables and probable loan losses, primarily for real estate-related loans, remained at a high level.

The Maintenance Leasing segment saw a decline in profits due to increased depreciation expenses mainly caused by conservative residual value estimates, reflecting the sluggish secondary auto market.

The Real Estate segment’s profit decreased substantially due to decline in gains on sales of real estate under operating leases.

The Investment Banking segment recorded a loss. Despite a loss being recorded due to JOINT CORPORATION’s filing for protection under the Corporate Rehabilitation Law, the amount of loss recorded for equity in net income (loss) of affiliates improved compared to the previous fiscal year when significant write-downs were recorded.

The Retail segment’s profits more than tripled due to increased profits from sales of insurance policies as well as related investment income in the life insurance business. Also, there were significant contributions from gains on the sales of ORIX Credit and ORIX Securities.

The Overseas segment’s profits increased due to the strong performance in our U.S. operations resulting from gains from investment securities, caused by improvement in the bond and equity markets, and contributions from fee-based revenue of Houlihan Lokey Howard & Zukin Inc, as well as contributions from profits recognized in the principal investment business in Asia and Oceania.

FAIR VALUE MEASUREMENTS

We have adopted ASC 820-10 (“Fair Value Measurements and Disclosures”). ASC 820-10, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

ASC 820-10 classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

•	Level 1 — Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 — Unobservable inputs for the assets or liabilities.

ASC 820-10 differentiates between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). We measure mainly trading securities, available-for-sale securities, investment funds, certain investment in affiliates and derivatives at fair value on a recurring basis.

The following table presents recorded amounts of major financial assets measured at fair value on a recurring basis as of March 31, 2010:

	March 31, 2010
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Trading securities	¥49,596	¥1,157	¥48,386	¥53
Available-for-sale securities	845,234	67,224	376,206	401,804
Other securities	14,692	—	14,692	—
Derivative assets	17,074	1,015	15,531	528

	¥926,596	¥69,396	¥454,815	¥402,385

Financial Liabilities:
Derivative liabilities	¥31,975	¥660	¥31,280	¥35

	¥31,975	¥660	¥31,280	¥35

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.

As of March 31, 2010, financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) and the percentages of total assets are as follows:

	March 31, 2010
	Significant Unobservable Inputs (Level 3)	Percentage of total assets (%)
	(In millions of yen, except percentage data)
Level 3 Assets:
Trading securities	¥53	0
Available-for-sale securities	401,804	5
Corporate debt securities	6,841	0
Specified bonds issued by SPEs in Japan	246,305	3
CMBS and RMBS in the U.S., and other asset-backed securities	148,658	2
Derivative assets	528	0
Credit derivatives held/written	528	0

Total Level 3 financial assets	¥402,385	5

Total assets	¥7,739,800	100

As of March 31, 2010, the amount of financial assets classified as Level 3 is ¥402,385 million, among financial assets that we measured at fair value on a recurring basis. Level 3 assets represent 5% of our total assets.

Available for sale securities classified as Level 3 are mainly mortgage-backed and other asset-backed securities, including specified bonds issued by special purpose entities (SPEs) in Japan and CMBS and RMBS in the United States. Specified bonds issued by SPEs classified as Level 3 available-for-sale securities were ¥246,305 million as of March 31, 2010, which is 61% of Level 3 available-for-sale securities. We classified the specified bonds as Level 3 because we measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly, to measure their fair value we use a discounted cash flow model that incorporates significant unobservable inputs as further discussed below.

When evaluating the specified bonds issued by SPEs, we estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs are estimated based on contractual principal and interest repayment schedules on each of the specified bond issued by the SPEs. Since the discount rate is not observable for the specified bonds, we use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as a discounted cash flow methodology) and the seniority of the bonds. Under the model, we consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium we estimate under the model. The fair value of the specified bonds issued by SPEs rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs declines when the fair value of the collateral real estate declines and the discount rate rises.

With respect to the CMBS and RMBS in the United States, we judged that the market had become inactive during fiscal 2009 because there were few recent transactions and because brokers quotes or pricing evaluation from independent pricing service vendors for these securities were not available. As a result, we established internally developed pricing models (Level 3 inputs) using valuation techniques such as present value techniques in order to estimate fair value of these securities and classified them as Level 3. Under the models, we use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

In determining whether a market is active or inactive, we evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors.

The following table presents a reconciliation of financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during fiscal 2010:

	Year ended March 31, 2010
	Millions of yen
	Balance at March 31, 2009	Gains or losses (realized / unrealized)			Purchase, sales, and settlements	Transfers in and/ or out of Level 3 (net)	Balance at March 31, 2010	Change in unrealized gains or losses included in earnings for assets still held at March 31, 2010 (1)
		Included in earnings (1)	Included in other comprehensive income	Total
Trading securities	¥166	¥—	¥(170)	¥(170)	¥57	¥—	¥53	¥—
Available-for-sale securities	447,859	(9,394)	(519)	(9,913)	(36,997)	855	401,804	(8,691)
Investment in affiliates	6,954	(6,954)	—	(6,954)	—	—	—	—
Derivative assets	760	206	—	206	—	(438)	528	206

(1)

Principally, gains and losses from trading securities, available-for-sale securities, investments in affiliates and derivative assets are included in brokerage commissions and net gains (losses) on investment securities, write-downs of securities or life insurance premiums and related investment income, equity in net income (loss) of affiliates and other operating revenues/expenses, respectively.

For more information on fair value measurements, see Note 2 in “Item 18. Financial Statements.”

FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY

We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than offices, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate holdings is located around major cities such as Tokyo. The following table sets forth the details of the carrying amount as of the beginning and end of fiscal 2010, as well as the fair value as of the end of fiscal 2010, categorized by the type of real estate under operating leases.

	March 31, 2010
	Carrying amount			Fair value for ending balance
Classification	Beginning balance	Change amount	Ending balance
	(Millions of yen)
Office buildings	¥189,939	¥16,179	¥206,118	¥196,817
Logistics centers	47,563	(10,142)	37,421	47,152
Commercial facilities other than offices	138,057	8,278	146,335	145,948
Rental condominiums	199,414	8,304	207,718	197,791
Properties under development (including lands for development)	185,370	(19,128)	166,242	155,541
Others	166,213	720	166,933	182,055

	¥926,556	¥4,211	¥930,767	¥925,304

Notes:	1. Carrying amounts stated as above are cost less accumulated depreciation.

2. Fair value is obtained either by appraisal reports by external qualified appraisers, reports by internal appraisal department in accordance with “Real estate appraisal standards,” or by other reasonable internal calculation by similar method.

Revenue and expense for these real estate under operating leases in fiscal 2010 consist of the following:

Year ended March 31, 2010
Revenue (1)	Expense (1)	Operating income	Income from discontinued operations (2)	Net
(Millions of yen)
¥ 71,960	¥47,609	¥24,351	¥10,940	¥35,291

(1)	Revenue means revenue from leases and gains on sales of real estate under operating leases (less cost of sales), and expense means relevant expense such as depreciation expense, repair cost, insurance cost, tax and duty and write-downs of long-lived assets.
(2)	Income from discontinued operations is income such as gains on sales of real estate under operating leases which we have sold or have decided to sell, without maintaining significant continuing involvement in the operations of the assets.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management’s current judgments. Note 1 of “Item 18. Financial Statements” includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimates may differ significantly from management’s current judgments. We consider the accounting estimates discussed in this section to be critical for us for two reasons. First, the estimates require us to make assumptions about matters that are highly uncertain at the time the accounting estimates are made. Second, different estimates that we reasonably could have used in the relevant period, or changes in the accounting estimates that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. We believe the following represents our critical accounting policies and estimates.

FAIR VALUE MEASUREMENTS

We have adopted the applicable provisions of ASC 820-10 (“Fair Value Measurements and Disclosures“). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, a number of significant judgments, assumptions and estimates may be required. If observable market prices are not available, we use internally-developed valuation techniques such as discounted cash flow methodology to measure fair value. These valuation techniques involve determination of assumptions that market participants would use in pricing the asset or liability. This assessment involves significant judgment and use of different assumptions and/or valuation techniques could have a material impact on our financial condition or results of operations. Significant assumptions used in measuring fair values have a pervasive effect on various estimates such as the estimation of the allowance for real estate collateral-dependent loans, measurement of impairment of investment in securities, measurement of impairment of goodwill and intangible assets not subject to amortization, measurement of impairment of long-lived assets and recurring measurements of investment in securities and derivative instruments. For more discussion, see “Item 5. Operating and Financial Review and Prospects—Fair Value Measurements” and Note 2 of “Item 18. Financial Statements.”

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

In particular, the valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows or the loan’s observable market price. If the loans are collateral-dependent, they are evaluated based on the fair value of the collateral securing the loans, using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discount cash flow methodology. The allowance for losses on smaller-balance homogeneous loans, including individual housing loans which are not restructured, and lease receivables, is collectively evaluated, considering current economic conditions and trends, the value of the collateral and guarantees underlying the loans and leases, prior charge-off experience, delinquencies and non-accruals. If actual future economic conditions and trends, actual future value of underlying collateral and guarantees, and actual future cash flows are less favorable than those projected by management or the historical data we use to calculate these estimates do not reflect future loss experience, additional provisions may be required.

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

IMPAIRMENT OF INVESTMENT IN SECURITIES

We recognize write-downs of investment in securities (except securities held for trading) as follows.

For an available-for-sale equity security, we generally recognize an impairment loss if the fair value of the equity security has remained significantly below our acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. We also recognize an impairment loss in situations where, even though the fair value of an available-for-sale equity security has not remained significantly below the carrying value for six months, the decline in fair value of an equity security is based on the issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within six months.

For an available-for-sale debt security, we assess whether impairment is other than temporary if the fair value of a debt security is less than its amortized cost basis at the balance sheet date. Under such circumstances, as required by ASC 320-10-65-1 (“Investments—Debt and Equity Securities—Recognition and Presentation of Other-Than-Temporary Impairments”), an other-than-temporary impairment is considered to have occurred if (1) we intend to sell the debt security; (2) it is more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis; or (3) we do not expect to recover the entire amortized cost basis of the security. In measuring the impairment, if we intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the security’s amortized cost basis and its fair value at the balance sheet date. On the other hand, if we do not intend to sell the debt security and it is more likely than not that we will not be required to sell the security prior to recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into (a) the credit loss component and (b) the non-credit loss component. We recognize the credit component of an other-than-temporary impairment of the debt security in earnings and the non-credit component in other comprehensive income (loss), net of applicable income taxes.

In making an other-than-temporary impairment assessment, we consider all available information relevant to the collectibility of the security, including but not limited to the following factors:

•	Duration and the extent to which the fair value has been less than the amortized cost basis;

•	Continuing analysis of the underlying collateral, age of the collateral, business climate, economic conditions and geographical considerations;

•	Historical loss rates and past performance of similar assets;

•	Trends in delinquencies and charge-offs;

•	Payment structure and subordination levels of the debt security;

•	Changes to the rating of the security by a rating agency;

•	Subsequent changes in fair value of the security after the balance sheet date.

As for other securities, we recognize an impairment loss in income if the decline in the value of the security is other-than-temporary.

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

The fair value of a reporting unit under the first step and the second step is determined by estimating the outcome of future events and assumptions made by management. Similarly, estimates and assumptions are used in determining the fair value of any intangible asset that is not subject to amortization. When necessary, we refer to an evaluation by a third party in determining the fair value of a reporting unit; however, such determinations are often evaluated by discounted cash flows analysis performed by us. This approach uses numerous estimates and assumptions, including projected future cash flows of a reporting unit, discount rates reflecting the risk inherent and growth rate. If actual cash flows or any items which affect a fair value are less favorable than those projected by management due to economic conditions or own risk of reporting unit, we may charge additional losses to income.

IMPAIRMENT OF LONG-LIVED ASSETS

We periodically perform an impairment review for long-lived assets held and used in operation, including tangible assets, intangible assets being amortized and real estate development projects. The assets are tested for recoverability whenever events or changes in circumstances indicate that those assets might be impaired, including, but not limited to, the following:

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

UNGUARANTEED RESIDUAL VALUE FOR DIRECT FINANCING LEASES AND OPERATING LEASES

We estimate unguaranteed residual values of leased equipment except real estate, which is explained in “Impairment of Long-lived Assets” described above, when we calculate unearned lease income to be recognized as income over the lease term for direct financing leases and when we calculate depreciation amounts for operating leases which carry inherently higher obsolescence and resale risks. Our estimates are based upon current market values of used equipment and estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. If actual demand for re-lease or actual market conditions of used equipment is less favorable than that projected by management, write-downs of unguaranteed residual value may be required.

The accounting estimates relating to unguaranteed residual value for direct financing leases and operating leases affect mainly the Corporate Financial Services, Maintenance Leasing and Overseas Business segments.

INSURANCE POLICY LIABILITIES AND DEFERRED POLICY ACQUISITION COSTS

A subsidiary of ORIX writes life insurance policies to customers. Policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, and medical insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. Our life insurance subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings. If actual assumption data, such as mortality, morbidity, lapse rates, investment returns and other factors, do not properly reflect future policyholder benefits, we may establish a premium deficiency reserve.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Periodically, deferred policy acquisition costs are reviewed for whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality experience, morbidity, expense margins and surrender charges, which we use to calculate these assumptions, do not properly reflect future profitability, additional amortization may be required.

The accounting estimates relating to insurance policy liabilities and deferred policy acquisition costs affect our Retail segment.

ASSESSING HEDGE EFFECTIVENESS AND MEASURING INEFFECTIVENESS

We use foreign currency swap agreements, interest rate swap agreements and foreign exchange contracts for hedging purposes and apply either fair value hedge, cash flow hedge or net investment hedge accounting to measure and account for subsequent changes in their fair value.

To qualify for hedge accounting, details of the hedging relationship are formally documented at the inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risks that are to be hedged, the derivative instrument and how effectiveness is being assessed. Derivative for hedging purposes must be highly effective in offsetting either changes in fair value or cash flows, as appropriate, for the risk being hedged and effectiveness needs to be assessed at the inception of the relationship.

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

In estimating the projected benefit obligation, actuaries make assumptions regarding mortality rates, turnover rates, retirement rates and rates of compensation increase. In accordance with ASC 715 (“Compensation—Retirement Benefits”), actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, impact expense in future periods.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense would decrease or increase, respectively, by approximately ¥860 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense would decrease by approximately ¥898 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense would increase by approximately ¥1,015 million.

While we believe the estimates and assumptions used in our pension accounting are appropriate, differences in actual results or changes in these assumptions or estimates could adversely affect our pension obligations and future expenses.

INCOME TAXES

In preparing the consolidated financial statements, we make estimates relating to income taxes of ORIX and its subsidiaries in each of the jurisdictions in which we operate. The process involves estimating our actual current income tax position together with assessing temporary differences resulting from different treatment of items for income tax reporting and financial reporting purposes. Such differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. When we establish a valuation allowance or increase this allowance during a period, we must include an expense within provision for income taxes in the consolidated statements of income.

Significant management judgments are required in determining our provision for income taxes, current income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. We file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. Management judgments, including the interpretations about the application of the complex tax laws of Japan and certain foreign tax jurisdictions, are required in the process of evaluating tax positions; therefore, these judgments may differ from the actual results. We have recorded a valuation allowance due to uncertainties about our ability to utilize certain deferred tax assets, primarily certain net operating loss carry forwards, before they expire. Although utilization of the net operating loss carry forwards is not assured, management believes it is more likely than not that all of the deferred tax assets, net of the valuation allowance, will be realized. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or if we adjust these estimates in future periods, we may need to establish additional valuation allowances, which could materially impact the consolidated financial position and results of operations.

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2010.

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

Furthermore, we also expanded our business by the addition of securities-related operations, aimed at capital gains and brokerage income. Thereafter, we established and acquired a number of subsidiaries and affiliates in Japan and overseas to expand our operations, such as a trust bank, a life insurance company and a real estate-related company. The Investment Banking Headquarters makes selective equity investments in companies and has been working to meet the needs of companies through recently expanding management buyouts, sales of subsidiaries by large corporations, carve-outs and business successions, in addition to investments in rehabilitation companies, which they have continued over the past few years.

This diversified nature of our operations is reflected in our presentation of operating results through the categorization of our revenues and expenses to align with operating activities. Based on those diversified operating activities, we categorize our revenues as direct financing leases, operating leases, interest on loans and investment securities, brokerage commissions and net gains (losses) on investment securities, life insurance premiums and related investment income, real estate sales, gains on sales of real estate under operating leases and other operating revenues, and these revenues are summarized into a subtotal of “Total revenues” consisting of our “Operating Income” on the consolidated statements of income.

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

Securities investment activities originated by the Company were extended to group companies, such as our U.S. operations. In addition, a securities company we had acquired as a consolidated subsidiary in the mid-1980s contributed to the growth of our securities-related operations. As a result, gains on investment securities have grown and become one of our major revenue sources. With this background, we determined to present gains on investment securities under a separate income statement caption, together with brokerage commissions, because both gains on investment securities and brokerage commissions were derived from our securities operations.

In our diversified operating activities, other operating revenues consist of revenues derived from our various operations which are considered a part of our recurring operating activities, such as integrated facilities management operations, vehicle maintenance and management services, management of golf courses, training facilities and hotels, real estate-related business and commissions for the sale of insurance and other financial products.

Similar to our revenues, we categorize our expenses based on our diversified operating activities. “Total expenses” includes mainly interest expense, costs of operating leases, life insurance costs, costs of real estate sales, other operating expenses and selling, general and administrative expenses.

Expenses reported under an account caption of other operating expenses are directly associated with the sales and revenues separately reported within other operating revenues. Interest expense is based on funds borrowed mainly to purchase equipment for leases, extend loans and invest in securities and real estate operations, which are revenue-generating assets. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” constituting “Operating Income.” We similarly view the provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly have included it within “Total expenses”. As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2010 Compared to Year Ended March 31, 2009” and “Year Ended March 31, 2009 Compared to Year Ended March 31, 2008.”

We have historically reflected write-downs of long-lived assets under “Operating Income,” as related assets, primarily real estate assets, represented significant operating assets under management or development, and accordingly the write-downs were considered to represent an appropriate component of “Operating Income” derived from the related real estate investment activities. Similarly, as we have identified investment in securities to represent an operating component of our financing activities, write-downs of securities presented under “Operating Income.”

We believe that our financial statement presentation, as explained in the paragraphs above, with the expanded presentation of revenues and expenses, aids in the comprehension of our diversified operating activities in Japan and overseas and supports the fair presentation of our consolidated statements of income.

YEAR ENDED MARCH 31, 2010 COMPARED TO YEAR ENDED MARCH 31, 2009

Performance Summary

Income Statement Data

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Income statement data:
Total revenues	¥1,053,521	¥932,841	¥(120,680)	(11)
Total expenses	1,000,166	903,270	(96,896)	(10)
Operating income	53,355	29,571	(23,784)	(45)
Income before income taxes, discontinued operations and extraordinary gain	8,687	55,608	46,921	540
Net income attributable to ORIX Corporation	21,924	37,757	15,833	72

Total Revenues

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total revenues:
Direct financing leases	¥63,349	¥50,115	¥(13,234)	(21)
Operating leases	285,384	277,217	(8,167)	(3)
Interest on loans and investment securities	196,164	135,167	(60,997)	(31)
Brokerage commissions and net gains (losses) on investment securities	(12,330)	23,317	35,647	—
Life insurance premiums and related investment income	117,751	115,598	(2,153)	(2)
Real estate sales	71,088	40,669	(30,419)	(43)
Gains on sales of real estate under operating leases	24,346	6,841	(17,505)	(72)
Other operating revenues	307,769	283,917	(23,852)	(8)

Total	¥1,053,521	¥932,841	¥(120,680)	(11)

Total revenues in fiscal 2010 decreased 11% to ¥932,841 million compared to ¥1,053,521 million in fiscal 2009. Brokerage commissions and net gains (losses) on investment securities returned to profitability particularly due to improvements in the U.S. bond and equity markets in line with recovery of the domestic and international financial markets. However, revenues from direct financing leases and interest on loans and investment securities decreased compared to fiscal 2009 as a result of stringent selection of transactions. In particular, interest on loans significantly decreased due to a reduction in real estate-related finance and the change in status of ORIX Credit from a consolidated subsidiary to an equity-method affiliate. Gains on sales of real estate under operating leases declined compared to fiscal 2009 as we held back on the sales of real estate under operating leases due to stagnation in the real estate market.

Total Expenses

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total expenses:
Interest expense	¥102,522	¥82,503	¥(20,019)	(20)
Costs of operating leases	194,216	192,678	(1,538)	(1)
Life insurance costs	105,899	92,348	(13,551)	(13)
Costs of real estate sales	79,058	46,757	(32,301)	(41)
Other operating expenses	185,121	162,839	(22,282)	(12)
Selling, general and administrative expenses	235,328	223,061	(12,267)	(5)
Provision for doubtful receivables and probable loan losses	77,027	71,532	(5,495)	(7)
Write-downs of long-lived assets	3,673	6,977	3,304	90
Write-downs of securities	18,631	23,637	5,006	27
Foreign currency transaction loss (gain), net	(1,309)	938	2,247	—

Total	¥1,000,166	¥903,270	¥(96,896)	(10)

Total expenses in fiscal 2010 decreased 10% to ¥903,270 million compared to ¥1,000,166 million in fiscal 2009 due to a decline in costs of real estate sales mainly resulting from a decrease in the number of condominiums sold, a decrease in interest expense resulting from a decrease in interest-bearing liabilities, and a decrease in selling, general and administrative expenses resulting from cost reduction programs.

Operating Income, Income before Income Taxes, Discontinued Operations and Extraordinary Gain, and Net Income Attributable to ORIX Corporation

Operating income in fiscal 2010 decreased 45% to ¥29,571 million from ¥53,355 million in fiscal 2009.

Losses were recorded for equity in net income (loss) of affiliates in the third quarter of fiscal 2009 due to the write-downs caused by losses stemming from the deteriorated financial conditions and decreases in share prices of equity-method affiliates in Japan. A loss was recorded in the first quarter of fiscal 2010 in connection with an affiliate filing for protection under the Corporate Rehabilitation Law. However, equity in net income (loss) of affiliates returned to profitability due to contributions from overseas equity-method affiliates, recording a gain of ¥8,550 million, up from a loss of ¥42,937 million in fiscal 2009. Regarding gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net, gains on sales of subsidiaries were recorded due to a 51% stake of ORIX Credit being transferred to Sumitomo Mitsui Banking Corporation (SMBC) in July 2009 as well as our exchange of 100% of ORIX Securities shares for a 22% stake in Monex Group, Inc. (Monex Group) in January 2010.

As a result of the foregoing, income before income taxes, discontinued operations and extraordinary gain recorded a more than six-fold increase to ¥55,608 million compared to ¥8,687 million in fiscal 2009, and net income attributable to ORIX Corporation increased 72% to ¥37,757 million from ¥21,924 million in fiscal 2009.

Basic and diluted earnings per share in fiscal 2010 were ¥370.52 and ¥315.91, respectively, compared to ¥246.59 and ¥233.81 in fiscal 2009.

Total Assets

	As of March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in direct financing leases	¥914,444	¥756,481	¥(157,963)	(17)
Installment loans	3,304,101	2,464,251	(839,850)	(25)
Investment in operating leases	1,226,624	1,213,223	(13,401)	(1)
Investment in securities	926,140	1,104,158	178,018	19
Other operating assets	189,560	186,396	(3,164)	(2)
Allowance for doubtful receivables on direct financing leases and probable loan losses	(158,544)	(157,523)	1,021	(1)
Others	1,967,411	2,172,814	205,403	10

Total assets	¥8,369,736	¥7,739,800	¥(629,936)	(8)

Total assets in fiscal 2010 decreased 8% to ¥7,739,800 million from ¥8,369,736 million on March 31, 2009. Investment in securities increased mainly in the Retail segment due to the purchase of bonds, but installment loans and investment in direct financing leases decreased due to the stringent selection of new transactions. Furthermore, installment loans decreased as a result of the deconsolidation of ORIX Credit and ORIX Securities as mentioned above. In addition, investment in affiliates increased as a result of ORIX Credit and Monex Group becoming equity-method affiliates.

ORIX Corporation Shareholders’ Equity, ROE and ROA

ORIX Corporation shareholders’ equity increased 11% to ¥1,298,684 million compared to fiscal 2009, due to the issuance of common stock in fiscal 2010, resulting in an increase in common stock by ¥41,677 million and an increase in additional paid-in capital by ¥41,347 million.

As a result, ORIX Corporation shareholders’ equity ratio increased year on year from 13.95% to 16.78%, and ROE and ROA increased year on year from 1.80% to 3.06%, and from 0.25% to 0.47%, respectively.

Details of Operating Results

The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information. See “Item 4. Information on the Company—Profile of Business by Segment.”

Revenues, New Business Volumes and Investments

Direct financing leases

	As of and for the year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥63,349	¥50,115	¥(13,234)	(21)
Japan	41,682	34,984	(6,698)	(16)
Overseas	21,667	15,131	(6,536)	(30)
New equipment acquisitions	364,734	232,629	(132,105)	(36)
Japan	235,641	157,012	(78,629)	(33)
Overseas	129,093	75,617	(53,476)	(41)
Investment in direct financing leases	914,444	756,481	(157,963)	(17)
Japan	702,254	578,263	(123,991)	(18)
Overseas	212,190	178,218	(33,972)	(16)

Direct financing lease transactions have continued to decrease as a result of our selective process for choosing only those assets where the risk and return balance is appropriate and an overall business environment in which new equipment acquisitions have been on the decline in Japan. In the automobile leasing area, the volume of new equipment acquisitions has been shrinking in Japan due to our shift towards operating leases. Overseas, new equipment acquisitions have been decreasing as a result of our selective approach to choosing transactions in Asia.

As a result, revenues from direct financing leases in fiscal 2010 decreased 21% compared to fiscal 2009 to ¥50,115 million. In Japan, revenues from direct financing leases were down 16% to ¥34,984 million compared to ¥41,682 million in fiscal 2009. Overseas, revenues were down 30% to ¥15,131 million compared to ¥21,667 million in fiscal 2009.

The average return we earned on direct financing leases in Japan, calculated on the basis of monthly balances, was up slightly at 5.36% in fiscal 2010 compared to 5.25% in fiscal 2009. The average return on overseas direct financing leases, calculated on the basis of monthly balances, decreased to 8.00% in fiscal 2010 from 8.37% in fiscal 2009 due mainly to lower rates in Asia.

New equipment acquisitions related to direct financing leases decreased 36% to ¥232,629 million compared to fiscal 2009. New equipment acquisitions for operations in Japan decreased 33% in fiscal 2010, as a result of our continuing selective approach to new projects. New equipment acquisitions for overseas operations decreased 41% in fiscal 2010.

Investment in direct financing leases as of March 31, 2010 decreased 17% to ¥756,481 million compared to fiscal 2009. Investments in Japan decreased 18% due to stringent selection of transactions, while overseas investments decreased 16% due to a decrease in new equipment acquisitions in Asia.

As of March 31, 2010, no single lessee represented more than 2% of our total portfolio of direct financing leases. As of March 31, 2010, 76% of our direct financing leases were to lessees in Japan, while 24% were overseas lessees. Approximately 5% of our direct financing leases were to lessees in Malaysia and Indonesia. No other overseas country represented more than 5% of our total portfolio of direct financing leases.

	As of March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in direct financing leases by category:
Information-related and office equipment	¥100,314	¥74,113	¥(26,201)	(26)
Industrial equipment	139,950	102,137	(37,813)	(27)
Commercial services equipment	80,571	54,481	(26,090)	(32)
Transportation equipment	363,314	311,381	(51,933)	(14)
Other equipment	230,295	214,369	(15,926)	(7)

Total	¥914,444	¥756,481	¥(157,963)	(17)

Balances for investment in direct financing leases in the tables above do not include lease assets sold in securitizations. However, gains and losses from securitization are included in direct financing lease revenues. During fiscal 2009 and 2010, we sold ¥37,889 million and ¥27,974 million, respectively, of direct financing lease assets (all of which were in Japan) through securitizations that were treated as sales transactions. The securitization of these assets produced a loss of ¥365 million and a gain of ¥331 million for fiscal 2009 and 2010, respectively, which were included in direct financing lease revenues. The balance of direct financing lease assets treated as sales transactions amounted to ¥222,945 million as of March 31, 2009 and ¥146,337 million as of March 31, 2010. If assets sold in securitizations were included, the total balance of investment in direct financing leases would be ¥1,137,389 million as of March 31, 2009 and ¥902,818 million as of March 31, 2010. For more information on securitization, see Note 10 of “Item 18. Financial Statements.”

Asset quality of our owned direct financing leases

	As of March 31,
	2009	2010
	(In millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥27,949	¥25,682
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	3.06%	3.39%
Provisions as a percentage of average balance of investment in direct financing leases (1)	0.93%	0.58%
Allowance for direct financing leases	¥27,540	¥23,969
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	3.01%	3.17%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

The balance of 90+ days past-due direct financing leases decreased by ¥2,267 million to ¥25,682 million compared to the previous fiscal year. As a result, the ratio of 90+ days past-due direct financing leases increased by 0.33% from the previous fiscal year to 3.39%.

We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases is a reasonable indication that our allowance for doubtful receivables was adequate as of March 31, 2010 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•

all lease contracts are secured by the collateral of the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment.

The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases was 0.70% and 1.06% for fiscal 2009 and 2010, respectively.

Operating leases

	As of and for the year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥285,384	¥277,217	¥(8,167)	(3)
Japan	217,688	221,326	3,638	2
Overseas	67,696	55,891	(11,805)	(17)
New equipment acquisitions	426,715	189,915	(236,800)	(55)
Japan	366,336	161,391	(204,945)	(56)
Overseas	60,379	28,524	(31,855)	(53)
Investment in operating leases	1,226,624	1,213,223	(13,401)	(1)
Japan	1,086,967	1,083,284	(3,683)	(0)
Overseas	139,657	129,939	(9,718)	(7)

Revenues from operating leases decreased 3% to ¥277,217 million compared to ¥285,384 million in the previous fiscal year. In Japan, despite a sluggish secondary automobile market and weakened demand for operating leases due to the economic downturn in the automobile leasing and the precision measuring and other equipment rental businesses, operating lease revenues slightly increased 2% to ¥221,326 million compared to ¥217,688 million in the previous fiscal year, in connection to an increase in real estate collateral acquired from non-recourse loans in order to maximize collections. Overseas, operating lease revenues were down 17% to ¥55,891 million compared to ¥67,696 million for the previous fiscal year due to a decline in the balance of investment of aircraft leases, as well as the foreign exchange effects of an appreciated yen. In fiscal 2009 and 2010, gains from the disposition of operating lease assets other than real estate were ¥11,426 million and ¥7,552 million, respectively, and are included in operating lease revenues.

New equipment acquisitions related to operating leases decreased 55% to ¥189,915 million compared to the previous fiscal year. New equipment acquisitions by operations in Japan were down year on year by 56% to ¥161,391 million, as the result of a decrease in the purchase of real estate properties. New equipment acquisitions by overseas operations also decreased 53% year on year to ¥28,524 million, due to a decrease in the purchase of transportation equipments.

Investment in operating leases decreased 1% to ¥1,213,223 million compared to the previous fiscal year. In Japan, these investments were flat compared to the previous fiscal year. Overseas, these investments decreased 7% year on year, due to a decline in transportation equipments such as aircrafts and automobile leases.

	As of March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥388,028	¥358,227	¥(29,801)	(8)
Measuring and information-related equipment	62,303	51,170	(11,133)	(18)
Real estate	754,345	782,272	27,927	4
Other	5,490	4,305	(1,185)	(22)
Accrued rental receivables	16,458	17,249	791	5

Total	¥1,226,624	¥1,213,223	¥(13,401)	(1)

Investment in transportation equipment operating leases fell 8% year on year due to decreases in investments in aircraft and automobile leases both in Japan and overseas. Investment in measuring and information-related equipment operating leases fell 18% year on year, mainly because of a decrease in assets in Japan in connection with weakened demand for operating leases. Investment in real estate under operating leases slightly rose 4% year on year, in line with an increase in real estate collateral acquired from non-recourse loans in Japan in order to maximize collections by capitalizing on our real estate value chain as described above.

Installment loans and investment securities

Installment loans

	As of and for the year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Interest on installment loans (1)	¥172,406	¥114,731	¥(57,675)	(33)
Japan	144,616	96,121	(48,495)	(34)
Overseas	27,790	18,610	(9,180)	(33)
New loans added	1,055,014	598,046	(456,968)	(43)
Japan	975,315	552,312	(423,003)	(43)
Overseas	79,699	45,734	(33,965)	(43)
Installment loans	3,304,101	2,464,251	(839,850)	(25)
Japan	2,967,475	2,207,943	(759,532)	(26)
Overseas	336,626	256,308	(80,318)	(24)

(1)

The balance of installment loans related to our life insurance operations are included in installment loans in the consolidated balance sheets, however, all income and losses on these loans are recorded in life insurance premiums and related investment income in the consolidated statements of income.

In Japan, although we have been focusing on loans to corporate clients in the Corporate Financial Services and Investment Banking segments, we have maintained a cautious approach for new transactions which we adopted in the second half of fiscal 2008 due to economic uncertainty. In addition, during fiscal 2010 we reduced the loans to real estate companies and changed the status of ORIX Credit (that comprised a large portion of revenues) from a consolidated subsidiary to an equity-method affiliate. As a result, revenues decreased compared to the previous fiscal year in line with the decline in the amount of installment loans outstanding. Overseas, we have also reduced new transactions due to a more cautious approach to new transactions similar to the approach we adopted in Japan. Foreign exchange effects of an appreciated yen also contributed to the decrease in revenues compared to fiscal 2009.

Interest on installment loans decreased 33% compared with the previous fiscal year to ¥114,731 million in fiscal 2010. In Japan, interest on installment loans decreased 34% compared to the previous fiscal year as presented above, and overseas, decreased 33% in fiscal 2010, primarily due to lower market interest rates in the United States, in addition to the above.

The average interest rate earned on loans in Japan, calculated on the basis of monthly balances, decreased to 3.84% in fiscal 2010 compared to 4.36% in fiscal 2009, primarily due to the change in the status of ORIX Credit from a consolidated subsidiary to an equity-method affiliate. The average interest rate earned on overseas loans, calculated on the basis of monthly balances, decreased to 6.53% in fiscal 2010 from 7.72% in fiscal 2009, primarily due to a decline in prevailing market interest rates in the United States.

New loans added decreased 43% to ¥598,046 million in fiscal 2010 as compared to the previous fiscal year, primarily due to our cautious approach for new transactions in Japan and overseas, and the change in the status of ORIX Credit from a consolidated subsidiary to an equity-method affiliate, in addition to the foreign exchange effects of an appreciated yen.

The balance of installment loans as of March 31, 2010 decreased 25% to ¥2,464,251 million compared to the March 31, 2009. The balance of installment loans for borrowers in Japan fell by 26%, and the balance of installment loans for overseas customers decreased 24%, due to a more cautious approach to new transactions in the United States, as well as the foreign exchange effects of an appreciated yen. As of March 31, 2010, 90% of our installment loans were to borrowers in Japan, while 8% were to borrowers in the United States.

The table below sets forth the balances as of March 31, 2009 and 2010 of our installment loans to borrowers in Japan and overseas, further categorized by the type of borrower (i.e., consumer or corporate) in the case of borrowers in Japan. As of March 31, 2010, ¥99,011 million, or 5%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.

	As of March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥702,788	¥731,184	¥28,396	4
Card loans	337,403	—	(337,403)	—
Other	45,081	13,663	(31,418)	(70)

Subtotal	1,085,272	744,847	(340,425)	(31)

Corporate borrowers in Japan
Real estate companies	651,597	447,181	(204,416)	(31)
Commercial, industrial and other companies	1,097,086	904,729	(192,357)	(18)

Subtotal	1,748,683	1,351,910	(396,773)	(23)

Total (Japan)	2,833,955	2,096,757	(737,198)	(26)

Overseas corporate, industrial and other borrowers	321,162	244,521	(76,641)	(24)
Purchased loans (1)	148,984	122,973	(26,011)	(17)

Total	¥3,304,101	¥2,464,251	¥(839,850)	(25)

(1)

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”) and consist mainly of housing loans, loans to real estate companies and commercial, industrial and other companies in Japan.

As of March 31, 2010, ¥463,895 million, or 19%, of all installment loans were outstanding to real estate companies in Japan and overseas. Of this amount, ¥155,114 million, or 6% of all installment loans, was loans individually evaluated for impairment. We calculated an allowance of ¥53,433 million on these impaired loans. As of March 31, 2010, we had installment loans outstanding in the amount of ¥167,359 million, or 7% of all installment loans, to companies in the entertainment industry. Of this amount, ¥29,586 million, or 1% of all installment loans, was loans individually evaluated for impairment. We calculated an allowance of ¥3,869 million on these impaired loans.

The balance of loans to consumer borrowers in Japan as of March 31, 2010 decreased by 31% to ¥744,847 million compared to the balance as of March 31, 2009, due to a decrease in card loans to customers as a result of the change in the status of ORIX Credit from a consolidated subsidiary to an equity-method affiliate, despite an increase in housing loans. The balance of loans to corporate borrowers in Japan as of March 31, 2010 decreased by 23%, to ¥1,351,910 million, compared to the balance as of March 31, 2009, primarily due to decreased loans to real estate companies.

Balances of installment loans in the tables above do not include assets sold in securitizations. However, the amount of interest on installment loans includes gains from the securitization of installment loans. We sold ¥5,258 million of installment loans through securitizations, which were treated as sales transactions, in fiscal 2009. We did not sell installment loans through securitizations, which were treated as sales transactions, in fiscal 2010. Gains from the securitization of loans of ¥132 million were included in interest on installment loans in fiscal 2009. The balance of installment loans treated as sales transactions amounted to ¥130,565 million and ¥111,317 million as of March 31, 2009 and 2010, respectively. If loans sold in securitizations were included, the total balance of installment loans would be ¥3,434,666 million and ¥2,575,568 million as of March 31, 2009 and 2010, respectively. For more information on securitization, see Note 10 in “Item 18. Financial Statements.”

Asset quality of our owned installment loans

We classify past-due installment loans into two categories: installment loans individually evaluated for impairment and 90+ days past-due loans not individually evaluated for impairment.

	As of March 31,
	2009	2010
	(In millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥449,705	¥348,143
Impaired loans requiring a valuation allowance	262,145	268,145
Valuation allowance (1)	89,236	100,255

(1)

The valuation allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

New provision for probable loan losses was ¥55,140 million in fiscal 2009 and ¥57,615 million in fiscal 2010, and charge-off of impaired loans was ¥3,726 million in fiscal 2009 and ¥42,705 million in fiscal 2010. New provision for probable loan losses increased by ¥2,475 million compared to fiscal 2009. Charge-off of impaired loans increased by ¥38,979 million compared to fiscal 2009 due to our collection of impaired loan receivables through sales of real estate collateral and our determination that prospects for further recovery from the obligor are minimal.

The table below sets forth the outstanding balances of impaired loans by region and type of borrower. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment. Impaired loans decreased in fiscal 2010 mainly due to a decrease in impaired corporate loans for real estate companies in Japan.

	As of March 31,
	2009	2010
	(In millions of yen)
Impaired loans:
Consumer borrowers in Japan	¥23,388	¥8,996
Corporate borrowers in Japan
Real estate companies	215,309	152,455
Commercial, industrial and other companies	181,488	141,406

Subtotal	396,797	293,861

Overseas corporate, industrial and other borrowers	12,870	21,265
Purchased loans	16,650	24,021

Total	¥449,705	¥348,143

The table below sets forth information as to past-due loans which are not individually significant and accordingly are evaluated for impairment as a homogeneous group.

	As of March 31,
	2009	2010
	(In millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥17,860	¥12,321
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.63%	0.58%
Provisions as a percentage of average balance of installment loans (1)	0.38%	0.37%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥41,768	¥33,299
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.46%	1.57%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

The balance of 90+ days past-due loans not individually evaluated for impairment decreased by 31% in fiscal 2010, principally due to a decrease in 90+ days past-due loans in card loans as a result of the change in the status of ORIX Credit from a consolidated subsidiary to an equity-method affiliate.

	As of March 31,
	2009	2010
	(In millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loan	¥10,641	¥12,025
Card loans and other	7,211	279
Overseas corporate, industrial and other borrowers	8	17

Total	¥17,860	¥12,321

We make provisions against losses for these homogenous loans by way of general reserves for installment loans included in the allowance for doubtful receivables. We make allowance for housing loans in Japan after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate.

We determine the allowance for our other items on the basis of past loss experience, general economic conditions and the current portfolio composition.

We believe that the level of the allowance as of March 31, 2010 was adequate because we expect to recover a portion of the outstanding balance for 90+ days past-due loans not individually evaluated for impairment primarily because many of our 90+ days past-due loans are housing loans, which are ordinarily made to a diverse group of individuals who we believe generally have a higher credit rating than the population at-large.

The ratio of charge-offs as a percentage of the average balance of installment loans was 0.27% and 0.26% for fiscal 2009 and 2010, respectively.

Investment securities

We maintain a sizeable portfolio of various investment securities. Our life insurance operations account for approximately 26% of our total investment in securities as of March 31, 2010, and those mainly consist of investments in yen-denominated, fixed-rate corporate debt securities and Japanese government bonds held as held-to-maturity securities.

	As of March 31, 2009
	Life insurance	Other	Total
	(In millions of yen)
Investment securities:
Trading securities	¥—	¥7,410	¥7,410
Available-for-sale debt securities	207,703	476,039	683,742
Available-for-sale equity securities	5,505	40,026	45,531
Other securities (1)	15,974	173,483	189,457

Total	¥229,182	¥696,958	¥926,140

	As of March 31, 2010
	Life insurance	Other	Total
	(In millions of yen)
Investment securities:
Trading securities	¥—	¥49,596	¥49,596
Available-for-sale debt securities	245,133	515,521	760,654
Available-for-sale equity securities	495	84,085	84,580
Held-to-maturity securities	43,732	—	43,732
Other securities (1)	1,678	163,918	165,596

Total	¥291,038	¥813,120	¥1,104,158

(1)	Other securities consist mainly of non-marketable equity securities, preferred capital shares and investment funds.

We present income from investments in separate lines of our consolidated statements of income, depending upon whether the security is held in connection with our life insurance operations.

Interest earned on interest-earning securities held in connection with operations other than life insurance is reflected in our consolidated statements of income as interest on loans and investment securities. Non-interest income and losses (other than foreign currency transaction gains or losses) recognized on securities held in connection with operations other than life insurance are reflected in our consolidated statements of income as brokerage commissions and net gains (losses) on investment securities. All income and losses recognized on securities held in connection with life insurance operations are reflected in our consolidated statements of income as life insurance premiums and related investment income.

	As of and for the year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment securities:
Interest on investment securities	¥23,758	¥20,436	¥(3,322)	(14)
Japan	15,554	13,311	(2,243)	(14)
Overseas	8,204	7,125	(1,079)	(13)
New securities added	374,614	519,769	145,155	39
Japan	298,490	450,304	151,814	51
Overseas	76,124	69,465	(6,659)	(9)
Investment in securities	926,140	1,104,158	178,018	19
Japan	812,716	940,938	128,222	16
Overseas	113,424	163,220	49,796	44

Interest on investment securities other than those held in connection with our life insurance operations in Japan decreased 14% to ¥13,311 million in fiscal 2010 primarily due to a lower average balance of bonds such as specified bonds issued by SPEs in Japan because of stringent selection of new transactions and enhanced collections. Overseas interest on investment securities also decreased 13% to ¥7,125 million in fiscal 2010 primarily due to the foreign exchange effects of an appreciated yen. The average interest rate earned on investment securities in Japan, calculated on a monthly basis, was 2.59% in fiscal 2010 compared to 2.83% in fiscal 2009. The average interest rate earned on overseas investment securities, calculated on a monthly basis, declined to 7.05% in fiscal 2010 compared to 8.73% in fiscal 2009.

New securities added increased 39% to ¥519,769 million in fiscal 2010 primarily due to recovery trend in financial and capital markets and rearrangement of our investment portfolios. New securities added in Japan increased 51% in fiscal 2010. On the other hand, new securities added overseas decreased 9% primarily due to a necessity of a cautious monitoring of investment even though the financial and capital markets tend to be improved in the United States.

The balance of our investment in securities as of March 31, 2010 increased 19% to ¥1,104,158 million compared to fiscal 2009. The balance of our investment in securities in Japan increased 16% primarily due to an investment in Japanese governmental bonds by life insurance business for the purpose of held-to-maturity and an investment in debt securities by trust banking, increasing fair value of investment in securities in accordance with recovery of domestic financial and capital markets. The balance of our investment in securities overseas also increased 44% mainly due to increasing fair value of investment in securities in accordance with recovery of financial and capital markets in the United States.

	As of March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥7,410	¥49,596	¥42,186	569
Available-for-sale securities	729,273	845,234	115,961	16
Held-to-maturity securities	—	43,732	43,732	—
Other securities	189,457	165,596	(23,861)	(13)

Total	¥926,140	¥1,104,158	¥178,018	19

Investments in trading securities increased to ¥49,596 million in fiscal 2010 primarily due to increasing balances of municipal bonds and increasing fair value of investment in securities in accordance with recovery of financial and capital markets in the United States. Investments in available-for-sale securities increased 16% in fiscal 2010 primarily due to decreased balances of debt securities containing comparatively high risk such as specified bonds issued by SPEs in Japan and increased balances of government and municipal bonds, which have relatively lower risk As of March 31, 2010, CMBS and RMBS in available-for-sale securities in the United States were ¥63,960 million as compared to ¥72,054 million as of March 31, 2009. Life insurance business started to invest in Japanese government bonds as held-to-maturity securities in fiscal 2010. Other securities decreased 13% in fiscal 2010 mainly due to an increase of new execution of fund investment in accordance with recovery of financial and capital markets overseas, an increase of redemption of preferred capital shares carried at cost in Japan and a decline in the value of non-marketable equity securities, preferred capital shares, and private equity funds.

The above table does not include assets sold in securitizations. There were no sales of investment securities through securitizations in fiscal 2009 and fiscal 2010. The balance of investment securities treated as sales transactions amounted to ¥45,145 million and ¥31,123 million in fiscal 2009 and 2010, respectively. For more information on securitization, see Note 10 in “Item 18. Financial Statements.”

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

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Brokerage commissions and net gains (losses) on investment securities:
Brokerage commissions	¥5,025	¥3,418	¥(1,607)	(32)
Net gains (losses) on investment securities	(22,088)	14,826	36,914	—
Dividends income	4,733	5,073	340	7

Total	¥(12,330)	¥23,317	¥35,647	—

We recorded brokerage commissions and net gains (losses) on investment securities of gains of ¥23,317 million in fiscal 2010, compared to losses of ¥12,330 million in fiscal 2009. Our brokerage commissions decreased 32% primarily due to the deconsolidation of ORIX Securities in January 2010. Subsequently, income from the deconsolidated business is recorded as equity in net income (loss) of affiliates. Net gains (losses) on investment securities were gains of ¥14,826 million in fiscal 2010, compared to losses of ¥22,088 million in fiscal 2009, primarily due to revaluation gains from trading debt securities in the United States in accordance with a recovery of the domestic and international financial markets. Dividends income also increased 7% to ¥5,073 million in fiscal 2010 compared to fiscal 2009, primarily due to an increase in distributions from SPEs that invest in real estate.

As of March 31, 2010, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥29,399 million, compared to ¥18,767 million as of March 31, 2009. As of March 31, 2010, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥17,354 million, compared to ¥27,490 million as of March 31, 2009. Unrealized gains increased primarily due to recovery in the domestic securities market in Japan and overseas and a result of stringent selection of transactions.

Life insurance premiums and related investment income

We reflect all income and losses (other than provision for doubtful receivables and probable loan losses) that we recognize on securities, installment loans and other investments held in connection with life insurance operations in our consolidated statements of income as life insurance premiums and related investment income.

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Life insurance premiums and related investment income:
Life insurance premiums	¥115,214	¥104,133	¥(11,081)	(10)
Life insurance-related investment income	2,537	11,465	8,928	352

Total.	¥117,751	¥115,598	¥(2,153)	(2)

Life insurance premiums and related investment income decreased 2% to ¥115,598 million in fiscal 2010 compared to fiscal 2009. Life insurance premiums decreased 10%, and life insurance-related investment income increased 352% in fiscal 2010.

The margin ratio, which subtracted life insurance costs from life insurance premiums increased to 11% in fiscal 2010 compared with 8% in fiscal 2009.

	As of March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investments by ORIX Life Insurance:
Available-for-sale debt securities	¥207,703	¥245,133	¥37,430	18
Available-for-sale equity securities	5,505	495	(5,010)	(91)
Held-to-maturity securities	—	43,732	43,732	—
Other securities	15,974	1,678	(14,296)	(89)

Total investment in securities	229,182	291,038	61,856	27
Installment loans and other investments	197,356	174,297	(23,059)	(12)

Total	¥426,538	¥465,335	¥38,797	9

Investments in securities increased 27% to ¥291,038 million in fiscal 2010 as the result of increased acquisitions of held-to-maturity securities and an increase in the market value of the securities. On the other hand, installment loans and other investments decreased 12% year on year due to enhanced collection of principal of installment loans.

	As of March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net gains (losses) on investment securities	¥(1,280)	¥2,228	¥3,508	—
Interest on loans and investment securities, and others	3,817	9,237	5,420	142

Total	¥2,537	¥11,465	¥8,928	352

Life insurance-related investment income was up 352% due to a decrease in investment securities-related losses recorded in the previously fiscal year in line with recovery in the real estate investment trust market in Japan.

For further information on life insurance operations, see Note 23 of “Item 18. Financial Statements.”

Real estate sales

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Real estate sales:
Real estate sales	¥71,088	¥40,669	¥(30,419)	(43)

Real estate sales were down 43% year on year to ¥40,669 million and the number of condominiums sold to buyers in Japan decreased from 1,828 units in fiscal 2009 to 856 units in fiscal 2010, due to a decline in new developments since the second half of 2007 due to weak demand.

Gains on sales of real estate under operating leases

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases	¥24,346	¥6,841	¥(17,505)	(72)

Gains on sales of real estate under operating leases decreased 72% year on year to ¥6,841 million in fiscal 2010 as sales of real estate under operating leases were held back in the still-weak real estate market, although signs of market recovery are starting to emerge.

Where we have significant continuing involvement in operations of the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, while if we have no significant continuing involvement of operations of such disposed real estate properties, the gains or losses are reported as income from discontinued operations. For a discussion of our accounting policy for discontinued operations, see Note 26 in “Item 18. Financial Statements.”

Other operating revenues

	As of and for the year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥307,769	¥283,917	¥(23,852)	(8)
Japan	255,442	216,124	(39,318)	(15)
Overseas.	52,327	67,793	15,466	30
New assets added	76,269	24,186	(52,083)	(68)
Japan	76,269	24,186	(52,083)	(68)
Overseas	—	—	—	—
Other operating assets	189,560	186,396	(3,164)	(2)
Japan	185,872	182,022	(3,850)	(2)
Overseas	3,688	4,374	686	19

Other operating revenues decreased 8% year on year to ¥283,917 million. In Japan, revenues were down 15% to ¥216,124 million compared to ¥255,442 million in fiscal 2009, mainly due to the transfer of our consolidated subsidiary ORIX Facilities Corporation to an affiliate in fiscal 2009 and reductions in revenues from the vehicle maintenance and management services in fiscal 2010. Overseas, revenues were up 30% to ¥67,793 million, compared to ¥52,327 million during fiscal 2009, due to an increase in revenues from advisory services in the United States and from ship-related finance in Asia.

New assets added for other operating transactions were down 68% to ¥24,186 million in fiscal 2010 due to strict controls on the selection of new transactions. Other operating transactions include other operating assets and real estate for sale, such as residential condominiums and commercial real estate.

Other operating assets decreased 2% to ¥186,396 million in fiscal 2010.

Expenses

Interest expense

Interest expense declined 20% to ¥82,503 million compared to fiscal 2009. Our total outstanding short-term debt, long-term debt and deposits declined 11% to ¥5,263,104 million compared to fiscal 2009 as a result of continued reductions of our interest-bearing liabilities.

The average interest rate on our short-term and long-term debt in Japan, calculated on the basis of average monthly balances, decreased to 1.36% in fiscal 2010, compared to 1.40% in fiscal 2009, due to lower interest rates. The average interest rate on our short-term and long-term overseas debt, calculated on the basis of average monthly balances, decreased to 3.04% in fiscal 2010 from 4.13% in fiscal 2009 primarily reflecting lower interest rates in the United States. For information regarding interest rate risk, see “Item 3. Key Information—Risk Factors.”

Costs of operating leases

Costs of operating leases decreased 1% to ¥192,678 million compared to the previous fiscal year. In Japan, costs of operating leases increased 3% to ¥154,476 million compared to the previous fiscal year due to increased depreciation expenses mainly caused by conservative residual value estimates, reflecting the sluggish secondary automobile market, as well as increased depreciation and other related expenses in line with an increased real estate under operating leases. Overseas, costs of operating leases decreased 14% to ¥38,202 million compared to the previous fiscal year, because of a decrease in number of new transaction and the foreign exchange effects of an appreciated yen.

Life insurance costs

Life insurance costs in fiscal 2010 decreased 13% to ¥92,348 million, corresponding to a decrease in life insurance premiums.

Costs of real estate sales

To minimize risk, new land purchases have been suspended since September 2007 and new projects have been rescheduled since the fiscal year ended March 31, 2008.

Costs of real estate sales decreased 41% to ¥46,757 million compared to the previous fiscal year due to a decrease in the number of condominiums sold to buyers in Japan, and less write-downs recorded on some projects under development in the previous year. We also recorded ¥10,911 million and ¥7,115 million of write-downs for fiscal 2009 and 2010. Costs of real estate sales include the upfront costs associated with advertising and creating model rooms. Margins recorded a loss of ¥6,088 million in fiscal 2010 up slightly from a loss of ¥7,970 million in fiscal 2009 due to aforementioned write-downs, despite decrease in the recognition of a fall in profitability.

Other operating expenses

Other operating expenses were down 12% year on year to ¥162,839 million resulting from the recognition of expenses from companies in which we transferred in the previous fiscal year and correlate with the decrease in other operating revenues.

Selling, general and administrative expenses

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥133,092	¥134,451	¥1,359	1
Selling expenses	28,096	19,240	(8,856)	(32)
Administrative expenses	70,421	66,218	(4,203)	(6)
Depreciation of office facilities	3,719	3,152	(567)	(15)

Total	¥235,328	¥223,061	¥(12,267)	(5)

Employee salaries and other personnel expenses account for approximately 60% of selling, general and administrative expenses, and the remaining portion consists of selling and other general and administrative expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2010 decreased 5% year on year, due to internal cost reduction programs, despite an increase in personnel expenses in certain subsidiaries.

Provision for doubtful receivables and probable loan losses

We make provisions for doubtful receivables and probable loan losses for direct financing leases and installment loans. New provisions for doubtful receivables and probable loan losses in fiscal 2010 decreased 7% as compared to the previous year. Provisions for direct financing leases decreased 50% compared to fiscal 2009. Provisions for loans not individually evaluated for impairment decreased 26% due to a decrease in provision for card loans as a result of the change in the status of ORIX Credit from a consolidated subsidiary to an equity-method affiliate. Provisions for loans individually evaluated for impairment increased 4%.

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥102,007	¥158,544	¥56,537	55
Direct financing leases	25,481	27,540	2,059	8
Loans not individually evaluated for impairment	38,445	41,768	3,323	9
Loans individually evaluated for impairment	38,081	89,236	51,155	134
Provisions charged to income	77,027	71,532	(5,495)	(7)
Direct financing leases	9,524	4,807	(4,717)	(50)
Loans not individually evaluated for impairment	12,363	9,110	(3,253)	(26)
Loans individually evaluated for impairment	55,140	57,615	2,475	4
Charge-offs (net)	(19,731)	(57,797)	(38,066)	193
Direct financing leases	(7,232)	(8,744)	(1,512)	21
Loans not individually evaluated for impairment	(8,773)	(6,348)	2,425	(28)
Loans individually evaluated for impairment	(3,726)	(42,705)	(38,979)	1,046
Other (1)	(759)	(14,756)	(13,997)	1,844
Direct financing leases	(233)	366	599	(257)
Loans not individually evaluated for impairment	(267)	(11,231)	(10,964)	4,106
Loans individually evaluated for impairment	(259)	(3,891)	(3,632)	1,402
Ending balance	158,544	157,523	(1,021)	(1)
Direct financing leases	27,540	23,969	(3,571)	(13)
Loans not individually evaluated for impairment	41,768	33,299	(8,469)	(20)
Loans individually evaluated for impairment	89,236	100,255	11,019	12

(1)	Other includes foreign currency translation adjustments, amounts reclassified to discontinued operations and decrease in allowance related to sales of subsidiary.

Write-downs of long-lived assets

As a result of the impairment reviews we performed for long-lived assets in Japan and overseas such as golf courses, office buildings, commercial facilities, condominiums, and hotels in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), we recorded write-downs totaling ¥9,483 million in fiscal 2010, an increase of 148% compared to fiscal 2009, which are reflected as write-downs of long-lived assets and income from discontinued operations, net. ¥6,977 million is reflected as write-downs of long-lived assets in the accompanying consolidated statements of income. During fiscal 2010, we recorded impairment losses of ¥1,025 million on four office buildings and ¥1,461 million on four commercial facilities other than office mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, and ¥2,451 million for 43 condominiums primarily in connection to a change in status of such condominiums from held and used to held for sale.

In accordance with ASC 360-10, an asset held and used is generally deemed to be impaired if the undiscounted future cash flows estimated to be generated by the asset are expected to be less than its carrying amount, and if its fair value is less than its carrying amount. If an asset is deemed to be impaired, the value of the asset is written down to fair value. The requirements of ASC 360-10 potentially result in large charges being recorded in a given period as a result of relatively smaller changes in estimated future cash flows. An asset is generally not considered to be impaired so long as its estimated future cash flows exceed its carrying amount. However, once the estimated future cash flows are believed to be less than the carrying amount, the asset is written down to estimated fair value (which is in general the appraised value).

For a breakdown of long-lived assets by segment, see Note 32 of “Item 18. Financial Statements.”

Write-downs of securities

Write-downs of securities for fiscal 2010 were mainly in connection with non-marketable equity securities and preferred capital shares carried at cost. In fiscal 2010, write-downs increased 27% from ¥18,631 million in fiscal 2009 to ¥23,637 million in fiscal 2010. For information regarding the impairment of investment in securities, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates” and Note 9 of “Item 18. Financial Statements.”

Foreign currency transaction loss (gain), net

We recognized a foreign currency transaction net loss in the amount of ¥938 million in fiscal 2010. For information on the impact of foreign currency fluctuations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Equity in net income (loss) of affiliates

Equity in net income (loss) of affiliates was a gain of ¥8,550 million, up from a loss of ¥42,937 million in fiscal 2009. The loss recorded in fiscal 2009 was due to the write-downs stemming from the deteriorated financial condition and decreases in share prices of equity-method affiliates in Japan. In fiscal 2010, the recorded gain was due to contributions from overseas equity method affiliates, despite an affiliate having filed for protection under the Corporate Rehabilitation Law. Net income from residential condominiums developed through certain joint ventures in Japan decreased to ¥3,567 million from ¥12,527 million for fiscal 2009.

For discussion of investment in affiliates, see Note 12 of “Item 18. Financial Statements.”

Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net

Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net was ¥17,487 million in fiscal 2010, up from a loss of ¥1,731 million in fiscal 2009, chiefly due to the gain on the sales of the portion of the ownership interest of ORIX Credit transferred and the remeasurement to fair value of the interest retained by us and the gain on the sale of ORIX Securities by means of a share exchange for a stake in Monex Group in fiscal 2010, as well as the absence of loss on our shareholdings in The Fuji Fire and Marine Insurance Co., Ltd (“Fuji Fire”) resulting from the dilution caused by the issuance and sale of shares to a third party which were recorded in fiscal 2009.

Provision for income taxes

Provision for income taxes in fiscal 2010 was ¥23,353 million, compared to a reversal of ¥2,675 million mainly due to the effects of the revision of the Japanese taxation system in fiscal 2009.

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

As part of our capital allocation plans going forward, we made a decision that for certain foreign subsidiaries where we had not recognized deferred tax liabilities we will no longer reinvest undistributed earnings indefinitely in fiscal 2009. Accordingly, we have recognized deferred tax liabilities for the relevant subsidiaries since fiscal 2009, according to the revised tax code.

For discussion of income taxes, see Note 16 in “Item 18. Financial Statements.”

Discontinued operations

We apply ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes operating results of any component of an entity with its own identifiable operations and cash flow and in which operations we will not have significant continuing involvement. Income from discontinued operations, net refers to net income from the sale or disposal by sale of subsidiaries, business units and real estate under operating leases in which we no longer have significant continuing involvement. Discontinued operations, net of applicable tax effect, decreased 30% compared to the previous fiscal year to ¥8,682 million in fiscal 2010 primarily due to lower gains on sales of real estate under operating leases in Japan.

Net income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests was recorded as a result of noncontrolling interests in earnings of our subsidiaries. In fiscal 2010, net income attributable to the noncontrolling interests decreased 40% year on year to ¥704 million compared to fiscal 2009.

Net income attributable to the redeemable noncontrolling interests

Net income attributable to the redeemable noncontrolling interests was recorded as a result of noncontrolling interests in the earnings of certain subsidiary that issued redeemable stock. In fiscal 2010, net income attributable to the redeemable noncontrolling interests increased 255% year on year to ¥2,476 million.

Segment Information

Our business is organized into six segments to facilitate strategy formulation, resource allocation and portfolio balance determination at the segment level. Our six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business.

Financial information about our operating segments reported below is information that is separately available and evaluated regularly by management in deciding how to allocate resources and in assessing performance. We evaluate the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

For a description of segments, see “Item 4. Information on the Company—Profile of Business by Segment.” See Note 32 in “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment Revenues (1)
Corporate Financial Services	¥137,712	¥113,652	¥(24,060)	(17)
Maintenance Leasing	235,953	222,952	(13,001)	(6)
Real Estate	270,027	189,530	(80,497)	(30)
Investment Banking	94,645	89,560	(5,085)	(5)
Retail	183,307	155,917	(27,390)	(15)
Overseas Business	167,635	185,906	18,271	11
Total	1,089,279	957,517	(131,762)	(12)

Difference between Segment Total and Consolidated Amounts	(35,758)	(24,676)	11,082	—

Total Consolidated Revenues	¥1,053,521	¥932,841	¥(120,680)	(11)

(1) Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment Profits (1):
Corporate Financial Services	¥(10,451)	¥(17,581)	¥(7,130)	—
Maintenance Leasing	25,621	21,742	(3,879)	(15)
Real Estate	50,508	9,413	(41,095)	(81)
Investment Banking	(63,397)	(11,960)	51,437	—
Retail	9,573	31,104	21,531	225
Overseas Business	20,066	37,142	17,076	85

Total	31,920	69,860	37,940	119
Difference between Segment Total and Consolidated Amounts	(23,233)	(14,252)	8,981	—

Total consolidated income before income taxes and discontinued operations	¥8,687	¥55,608	¥46,921	540

(1)       We evaluate the performance of segments based on income before income taxes, discontinued operations and extraordinary gain, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥1,583,571	¥1,236,905	¥(346,666)	(22)
Maintenance Leasing	648,314	561,462	(86,852)	(13)
Real Estate	1,175,437	1,079,273	(96,164)	(8)
Investment Banking	1,321,491	1,166,722	(154,769)	(12)
Retail	1,554,006	1,578,758	24,752	2
Overseas Business	949,852	860,815	(89,037)	(9)

Total	7,232,671	6,483,935	(748,736)	(10)
Difference between Segment Total and Consolidated Amounts	1,137,065	1,255,865	118,800	10

Total consolidated assets	¥8,369,736	¥7,739,800	¥(629,936)	(8)

Corporate Financial Services Segment

This segment is involved in lending, leasing, commission business for the sale of financial products, and environment-related businesses.

The economic environment surrounding SMEs, our main client base, remains severe. Although the number of corporate bankruptcies has decreased compared to the previous fiscal year, the trend has still hovered at a high rate. Given this condition, we have restricted the number of new transactions and have focused on reducing assets, particularly loans to real estate companies. As a result, the average balances of investment in direct financing leases and installment loans decreased 25% year on year, while the decrease in revenues was 17% to ¥113,652 million compared to ¥137,712 million during the previous fiscal year.

Segment expenses decreased compared to the previous fiscal year resulting from a decline in interest expense, selling, general and administrative expenses, and provision for doubtful receivables and probable loan losses. However, this reduction did not completely offset the decrease in revenues. In addition, although the level of provision for doubtful receivables and probable loan losses remained high, new occurrences of non-performing assets have declined significantly since peaking in the third quarter of the previous fiscal year. As a result, the segment recorded a loss of ¥17,581 million compared to a loss of ¥10,451 million in the previous fiscal year.

Segment assets decreased 22% to ¥1,236,905 million compared to March 31, 2009 due to a decline in the balances of investment in direct financing leases and installment loans.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring equipment and IT-related equipment.

The automobile leasing business was faced with a sluggish secondary auto market in addition to weakened demand from a continued decrease in corporate spending on vehicles and broader cost reduction efforts. In the precision measuring and other equipment rental business, demand has decreased in line with declining capital expenditure due to the economic downturn.

Despite the severe operating environment, the Maintenance Leasing segment has maintained relatively stable revenues by capitalizing on our position as the industry-leader in terms of market share and by providing high value-added services. Segment revenues decreased 6% to ¥222,952 million compared to ¥235,953 million during the previous fiscal year.

Also, selling, general and administrative expenses were down as a result of internal cost reduction programs. However, the decrease in segment expenses was minimal due to increased depreciation expenses mainly caused by conservative residual value estimates, reflecting the sluggish secondary auto market. As a result, segment profits decreased 15% to ¥21,742 million compared to ¥25,621 million during the previous fiscal year.

Segment assets were down 13% to ¥561,462 million compared to March 31, 2009 due to a decrease in new transactions from weakening demand and the sales of low performing assets.

Real Estate Segment

This segment consists of development and rental of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services.

In the office building and commercial real estate development and rental business, the segment has focused on attracting tenants by capitalizing on its leasing expertise and maintaining yields by increasing property values as average rents have continued to decrease. Gains on sales of real estate under operating leases decreased significantly as sales of rental properties under operating leases were held back compared to the previous fiscal year in the still-weak real estate market, although signs of market recovery are starting to emerge.

There is upward momentum in the condominium market as contract rates increase while inventory adjustment continued. However, profits from the condominium development business have decreased due to a decline in the total number of condominiums delivered to 1,530 units from 3,038 units in the previous fiscal year as a result of limiting new developments since the second half of 2007 due to weak demand. Furthermore, revenues and expenses from facilities management services declined as a result of the sale of 100% of ORIX Facilities Corporation shares to DAIKYO INCORPORATED in March 2009.

As a result, segment revenues decreased 30% to ¥189,530 million compared to ¥270,027 million in the previous fiscal year. Despite decreased segment expenses, segment profits decreased 81% to ¥9,413 million compared to ¥50,508 million during the previous fiscal year due to a significant decline in equity in net income (loss) of affiliates related to condominium development joint ventures in addition to the abovementioned drastic decrease in gains on sales of real estate under operating leases.

Segment assets declined 8% to ¥1,079,273 million compared to March 31, 2009 mainly resulting from the decrease in inventories related to the condominium development business.

Investment Banking Segment

This segment consists of real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, venture capital and securities brokerage.

The non-recourse loan market in Japan saw a sudden tightening of liquidity resulting from the global financial crisis. Although there have been slight improvements in liquidity, the market has yet to make a full recovery as financial institutions maintain their conservative stance toward lending.

Under this operating environment, revenues from the real estate finance business decreased as a result of asset reductions and limited new transactions. Although gains on investment securities in the principal investment business improved, segment revenues decreased 5% to ¥89,560 million compared to ¥94,645 million in the previous fiscal year.

Segment expenses increased compared to the previous fiscal year in line with an increase in provision for doubtful receivables and probable loan losses mainly from non-recourse loans and the recognition of write-downs on securities. Despite a loss being recorded due to JOINT CORPORATION’s filing for protection under the Corporate Rehabilitation Law, the amount of loss recorded for equity in net income (loss) of affiliates improved compared to the previous fiscal year when significant write-downs were recorded.

As a result, the segment recorded a loss of ¥11,960 million compared to a loss of ¥63,397 million in the previous fiscal year. Segment losses are steadily recovering from the bottom in the third quarter of the previous fiscal year.

Segment assets decreased 12% to ¥1,166,722 million compared to March 31, 2009 due to a decrease in the balances of installment loans and investment in securities.

Furthermore, real estate collateral from non-recourse loans has been acquired in some cases in order to maximize collections by capitalizing on our real estate value chain, and we have been shifting toward a scheme where revenues and risks can be controlled independently.

Retail Segment

This segment consists of the life insurance operations, the trust and banking business, and the card loan business and the online securities brokerage business operated by affiliates.

Deposits increased steadily in the trust and banking business as the domestic trend toward individual savings over investment continued. Even in the turbulent real estate market, there is still a strong demand for mortgages for rental condominiums for investment purposes, a main driver of the mortgage loan business. Also, trust and banking business profits increased compared to the previous fiscal year as a result of the trust and banking business steadily increasing its corporate loan balance under a strategy of strengthening its corporate finance operations.

In the life insurance business, sales performance has remained strong due to increased contracts for new products despite intensifying competition as the product lineup of high-demand “third sector” insurance (medical and cancer insurance) has diversified. In addition, life insurance related investment income has significantly improved compared to the previous fiscal year due to market recovery.

Under the policy of “Operational Realignment,” both the card loan and online securities brokerage businesses have entered into strategic alliances with influential partners. In the card loan business, a 51% stake of ORIX Credit was transferred to SMBC in July 2009 resulting in a gain on sale of a subsidiary. In the online securities brokerage business, we established a business alliance with Monex Group and concluded a share exchange with Monex Group in January 2010 pursuant to which shares of ORIX Securities were exchanged for shares of Monex Group and, as a result a gain on the sale of a subsidiary was recorded. Subsequent income for both businesses is recorded as equity in net income (loss) of affiliates.

Segment revenues decreased 15% to ¥155,917 million compared to ¥183,307 million in the previous fiscal year, due to the change in status of the card loan and online securities brokerage businesses to equity-method affiliates. Segment expenses such as life insurance costs and provision for doubtful receivables and probable loan losses have also decreased. Segment profits more than tripled to ¥31,104 million compared to ¥9,573 million in the previous fiscal year due to significant contributions from gains on sales of subsidiaries.

Segment assets increased 2% to ¥1,578,758 million compared to March 31, 2009 due to increased assets in the trust and banking and life insurance businesses, although the balance of installment loans from the card loan business decreased.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking services, real estate-related operations, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

Despite a moderate economic recovery in the United States as demonstrated by improvement in the bond and equity markets, and to a lesser extent, recovery in consumer spending, the housing markets still face challenges and require continued observation. The Asian region, especially China, is showing a strong recovery.

Segment revenues were up 11% to ¥185,906 million compared to ¥167,635 million in the previous fiscal year. In the United States, net gains on investment securities and fee income from Houlihan, Lokey, Howard & Zukin, Inc. increased. In Asia and Oceania, revenues from operating and direct financing leases decreased mainly as a result of stringent selection of new transactions in the first half of the fiscal year.

Segment expenses were flat year on year as decreases in interest expenses and costs of operating leases were offset by increases in provision for doubtful receivables and probable loan losses and selling, general and administrative expenses.

Segment profits increased 85% to ¥37,142 million compared to ¥20,066 million in the previous fiscal year due to the abovementioned factors in addition to profits recognized in the principal investment business in Asia and Oceania.

Segment assets decreased 9% to ¥860,815 million compared to March 31, 2009 as a result of decreased investment in direct financing leases and installment loans.

YEAR ENDED MARCH 31, 2009 COMPARED TO YEAR ENDED MARCH 31, 2008

Performance Summary

Income Statement Data

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Income statement data:
Total revenues	¥1,135,338	¥1,053,521	¥(81,817)	(7)
Total expenses	949,784	1,000,166	50,382	5
Operating income	185,554	53,355	(132,199)	(71)
Income before income taxes, discontinued operations and extraordinary gain	246,119	8,687	(237,432)	(96)
Net income attributable to ORIX Corporation	169,597	21,924	(147,673)	(87)

Total Revenues

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total revenues:
Direct financing leases	¥78,197	¥63,349	¥(14,848)	(19)
Operating leases	284,064	285,384	1,320	0
Interest on loans and investment securities	226,577	196,164	(30,413)	(13)
Brokerage commissions and net gains (losses) on investment securities	23,520	(12,330)	(35,850)	—
Life insurance premiums and related investment income	128,616	117,751	(10,865)	(8)
Real estate sales	88,445	71,088	(17,357)	(20)
Gains on sales of real estate under operating leases	16,756	24,346	7,590	45
Other operating revenues	289,163	307,769	18,606	6

Total	¥1,135,338	¥1,053,521	¥(81,817)	(7)

Total revenues in fiscal 2009 decreased 7% to ¥1,053,521 million compared with the previous fiscal year. Revenues from direct financing leases decreased as a result of adverse economic conditions and our prudent selection of leasing assets, choosing only those assets where we felt the risk and return balance to be appropriate. Interest on loans and investment securities were down due to our more cautious approach for new transactions beginning in the latter half of the previous fiscal year, in addition to decline in revenues from the loan servicing (asset recovery) operations and commission revenues. We recorded a loss on brokerage commissions and net gains (losses) on investment securities compared to a gain in the previous fiscal year, due primarily to decline in revenues as a result of further deterioration in the bond and securities markets in the United States and losses in private equity funds since the second quarter of fiscal 2009. Real estate sales were down due to an absence of gains on sales of real estate in Oceania that had been recorded in the previous fiscal year, and the decline in revenues from sales of domestic condominiums.

Total Expenses

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total expenses:
Interest expense	¥105,254	¥102,522	¥(2,732)	(3)
Costs of operating leases	182,144	194,216	12,072	7
Life insurance costs	112,869	105,899	(6,970)	(6)
Costs of real estate sales	81,057	79,058	(1,999)	(2)
Other operating expenses	172,405	185,121	12,716	7
Selling, general and administrative expenses	252,885	235,328	(17,557)	(7)
Provision for doubtful receivables and probable loan losses	33,226	77,027	43,801	132
Write-downs of long-lived assets	1,741	3,673	1,932	111
Write-downs of securities	8,290	18,631	10,341	125
Foreign currency transaction loss (gain), net	(87)	(1,309)	(1,222)	1,405

Total	¥949,784	¥1,000,166	¥50,382	5

Total expenses in fiscal 2009 increased 5% compared with the previous fiscal year to ¥1,000,166 million. Costs of operating leases were up primarily due to an increase in depreciation and related costs of automobile operating leases and real estate, despite the decrease in overseas expenses due to the foreign exchange effects of an appreciated yen. Provision for doubtful receivables and probable loan losses was up due primarily to increases made for loans to the real estate sector, reflecting the global economic recession. Write-downs of securities were up due primarily to market valuation losses recorded from equity investments both in Japan and overseas.

Operating Income, Income before Income Taxes, Discontinued Operations and Extraordinary Gain, and Net Income Attributable to ORIX Corporation

Operating income in fiscal 2009 decreased 71% to ¥53,355 million due to decreases in brokerage commissions and net gains on investment securities and interest on loans and investment securities, in addition to increases in provision for doubtful receivables and probable loan losses. Income before income taxes, discontinued operations and extraordinary gain decreased 96% to ¥8,687 million due to equity-method affiliates with net losses and impairment losses resulting from our judgment that the downward stock price movements of equity-method affiliates were other than temporary, in addition to the decrease in operating income.

Net income attributable to ORIX Corporation in fiscal 2009 decreased 87% to ¥21,924 million as a result of the decrease in income before income taxes, discontinued operations and extraordinary gain.

Basic and diluted earnings per share in fiscal 2009 were ¥246.59 and ¥233.81, respectively, compared to ¥1,860.63 and ¥1,817.81 in fiscal 2008.

Total Assets

	As of March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in direct financing leases	¥1,098,128	¥914,444	¥(183,684)	(17)
Installment loans	3,766,310	3,304,101	(462,209)	(12)
Investment in operating leases	1,019,956	1,226,624	206,668	20
Investment in securities	1,121,784	926,140	(195,644)	(17)
Other operating assets	197,295	189,560	(7,735)	(4)

Allowance for doubtful receivables on direct financing leases and probable loan losses	(102,007)	(158,544)	(56,537)	55
Others	1,893,504	1,967,411	73,907	4

Total assets	¥8,994,970	¥8,369,736	¥(625,234)	(7)

Investment in operating leases increased compared to March 31, 2008. Conversely, investment in direct financing leases, installment loans, investment in securities and other operating assets decreased due to continued caution toward new transactions.

ORIX Corporation Shareholders’ Equity, ROE and ROA

ORIX Corporation shareholders’ equity declined 8% to ¥1,167,530 million in fiscal 2009 due to continued declines of accumulated other comprehensive income from a loss of ¥19,295 million to a loss of ¥92,384 million, and an increase of ¥17,041 million in treasury stock due to acquisitions of treasury stock.

As a result, ORIX Corporation shareholders’ equity ratio declined year on year from 14.10% to 13.95% and ROE and ROA declined from 13.78% to 1.80%, and from 1.97% to 0.25%, respectively.

Details of Operating Results

The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information. See “Item 4. Information on the Company—Profile of Business by Segment.”

Revenues, New Business Volumes and Investments

Direct financing leases

	As of and for the year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥78,197	¥63,349	¥(14,848)	(19)
Japan	53,332	41,682	(11,650)	(22)
Overseas	24,865	21,667	(3,198)	(13)
New equipment acquisitions	574,859	364,734	(210,125)	(37)
Japan	390,377	235,641	(154,736)	(40)
Overseas	184,482	129,093	(55,389)	(30)
Investment in direct financing leases	1,098,128	914,444	(183,684)	(17)
Japan	829,139	702,254	(126,885)	(15)
Overseas	268,989	212,190	(56,799)	(21)

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

Overseas, the overall balance of direct financing leases has been decreasing as a result of our more stringent selection of new transaction in Asia due to the global recession and of a contraction in the leasing business in the United States.

As a result, revenues from direct financing leases in fiscal 2009 decreased 19% compared to the previous fiscal year to ¥63,349 million. In Japan, revenues from direct financing leases were down 22% to ¥41,682 million compared to ¥53,332 million in the previous fiscal year. Overseas, revenues were down 13% to ¥21,667 million compared to ¥24,865 million in the previous fiscal year.

The average return we earned on direct financing leases in Japan, calculated on the basis of monthly balances, was up slightly at 5.25% in fiscal 2009 compared to 5.12% in fiscal 2008. The average return on overseas direct financing leases, calculated on the basis of monthly balances, decreased slightly to 8.37% in fiscal 2009 from 8.65% in fiscal 2008 due mainly to lower rates in Asia.

New equipment acquisitions related to direct financing leases decreased 37% to ¥364,734 million compared to the previous fiscal year. New equipment acquisitions for operations in Japan decreased 40% in fiscal 2009, as a result of our continuing selective approach to new projects. New equipment acquisitions for overseas operations decreased 30% in fiscal 2009 due primarily to decreases in the United States and our selective approach to choosing transactions in Asia.

Investment in direct financing leases as of March 31, 2009 decreased 17% to ¥914,444 million compared to the previous fiscal year. Investments in Japan decreased 15% due to declines in new equipment acquisitions, while overseas decreased 21% due to a contraction in the United States and a decrease in new equipment acquisitions in Asia. As a result, the balances of all categories of investment in direct financing leases declined.

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

Asset quality of our owned direct financing leases

	As of March 31,
	2008	2009
	(In millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥22,637	¥27,949
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	2.06%	3.06%
Provisions as a percentage of average balance of investment in direct financing leases (1)	0.73%	0.93%
Allowance for direct financing leases	¥25,481	¥27,540
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	2.32%	3.01%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

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

The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases was 0.66% and 0.70% for fiscal 2008 and 2009, respectively.

Operating leases

	As of and for the year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥284,064	¥285,384	¥1,320	0
Japan	207,743	217,688	9,945	5
Overseas	76,321	67,696	(8,625)	(11)
New equipment acquisitions	465,909	426,715	(39,194)	(8)
Japan	366,187	366,336	149	0
Overseas	99,722	60,379	(39,343)	(39)
Investment in operating leases	1,019,956	1,226,624	206,668	20
Japan	850,489	1,086,967	236,478	28
Overseas	169,467	139,657	(29,810)	(18)

Revenues from operating leases were flat at ¥285,384 million compared to the previous fiscal year. In Japan, revenues increased 5% to ¥217,688 million compared to ¥207,743 million in the previous fiscal year, due to an increase in real estate properties for rental operations and an increasing trend towards operating leases in the automobile leasing business, despite a decline of revenues from the car rental operations and the precision measuring and other equipment rental operations, in addition to decreased gains of sales of properties due to a decline of sales price in secondhand markets. Overseas, we engage in investment and sales of aircraft leases. Gains on sales of aircraft have declined slightly compared to the previous fiscal year, due to our continuous monitoring and responses to severe market trends. Also, in line with the slowdown in the economy, overseas operating lease revenues were down 11% to ¥67,696 million compared to ¥76,321 million for the previous fiscal year chiefly due to a decline in new automobile lease transactions and the foreign exchange effects of an appreciated yen. In fiscal 2008 and 2009, gains from the disposition of operating lease assets other than real estate were ¥15,217 million and ¥11,426 million, respectively, and are included in operating lease revenues.

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

Installment loans and investment securities

Installment loans

	As of and for the year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Interest on installment loans (1)	¥204,137	¥172,406	¥(31,731)	(16)
Japan	169,189	144,616	(24,573)	(15)
Overseas	34,948	27,790	(7,158)	(20)
New loans added	2,331,331	1,055,014	(1,276,317)	(55)
Japan	2,083,643	975,315	(1,108,328)	(53)
Overseas	247,688	79,699	(167,989)	(68)
Installment loans	3,766,310	3,304,101	(462,209)	(12)
Japan	3,407,568	2,967,475	(440,093)	(13)
Overseas	358,742	336,626	(22,116)	(6)

(1)

The balance of installment loans related to our life insurance operations are included in installment loans in the consolidated balance sheets, however, all income and losses on these loans are recorded in life insurance premiums and related investment income in the consolidated statements of income.

Interest on installment loans decreased 16% compared with the previous fiscal year to ¥172,838 million in fiscal 2009. In Japan, although we have been focusing on loans to corporate clients in the Corporate Financial Services and Investment Banking segments, we adopted a more cautious approach for new transactions beginning in the latter half of fiscal 2008 due to uncertainty in the direction of the economy. As a result, revenues decreased due to the decrease in the amount of installment loans outstanding. Furthermore, revenues from the loan servicing (asset recovery) operations and commission revenues also decreased, and interest on installment loans in Japan decreased 15% compared to the previous fiscal year. Interest on overseas installment loans decreased 20% in fiscal 2009, due primarily to lower market interest rates in the United States, a reduction in new transactions due to a more cautious approach to new transactions similar to the approach we adopted in Japan, and the foreign exchange effects of an appreciated yen.

The average interest rate earned on loans in Japan, calculated on the basis of monthly balances, decreased to 4.36% in fiscal 2009 compared to 4.69% in fiscal 2008 due primarily to a decrease in revenues from loan servicing operations. The average interest rate earned on overseas loans, calculated on the basis of monthly balances, decreased to 7.72% in fiscal 2009 from 9.49% in fiscal 2008 due primarily to a decline in prevailing market interest rates in the United States.

New loans added decreased 55% compared with the previous fiscal year to ¥1,055,014 million in fiscal 2009, as we adopted a more cautious approach for new transactions in Japan and overseas, in addition to the foreign exchange effects of an appreciated yen.

The balance of installment loans as of March 31, 2009, decreased 12% to ¥3,304,101 million compared to the balance as of March 31, 2008. The balance of installment loans for borrowers in Japan fell by 13% due to a more cautious approach to new transactions, while the balance of installment loans for overseas customers decreased 6% due primarily to a more cautious approach to new transactions in the United States, as well as the foreign exchange effects of an appreciated yen.

As of March 31, 2009, 90% of our installment loans were to borrowers in Japan, while 8% were to borrowers in the United States.

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

(1)

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”) and consist mainly of housing loans, loans to real estate companies and commercial, industrial and other companies in Japan.

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

The balance of loans to consumer borrowers in Japan as of March 31, 2009 increased by 2% to ¥1,085,272 million compared to the balance as of March 31, 2008, due to an increase in housing loans despite a decrease in margin transaction loans to customers of ORIX Securities (which changed the status from consolidated subsidiaries in fiscal 2010) that such loan balances are generally subject to stock market volatility. The balance of loans to corporate borrowers in Japan as of March 31, 2009 decreased by 20% to ¥1,748,683 million compared to the balance as of March 31, 2008, due primarily to decreased loans to real estate companies.

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

	As of March 31,
	2008	2009
	(In millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥165,283	¥449,705
Impaired loans requiring a valuation allowance	108,921	262,145
Valuation allowance (1)	38,081	89,236

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

	As of March 31,
	2008	2009
	(In millions of yen)
Impaired loans:
Consumer borrowers in Japan	¥20,595	¥23,388
Corporate borrowers in Japan
Real estate companies	37,658	215,309
Commercial, industrial and other companies	80,356	181,488

Subtotal	118,014	396,797

Overseas corporate, industrial and other borrowers	12,080	12,870
Purchased loans	14,594	16,650

Total	¥165,283	¥449,705

The table below sets forth information as to past-due loans which are not individually significant and accordingly are evaluated for impairment as a homogeneous group.

	As of March 31,
	2008	2009
	(In millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥15,333	¥17,860
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.43%	0.63%
Provisions as a percentage of average balance of installment loans (1)	0.30%	0.38%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥38,445	¥41,768
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.07%	1.46%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

The balance of 90+ days past-due loans not individually evaluated for impairment increased by 16% in fiscal 2009, principally due to increase in 90+ days past-due loans not individually evaluated for impairment in housing loans and in card loans.

	As of March 31,
	2008	2009
	(In millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loans	¥9,425	¥10,641
Card loans and other	5,861	7,211
Overseas corporate, industrial and other borrowers	47	8

Total	¥15,333	¥17,860

We make provisions against losses for these homogenous loans by way of general reserves for installment loans included in the allowance for doubtful receivables. We make allowance for housing loans in Japan after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate.

We determine the allowance for our other items on the basis of past loss experience, general economic conditions and the current portfolio composition.

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

The ratio of charge-offs as a percentage of the average balance of installment loans was 0.16% and 0.27% for fiscal 2008 and 2009, respectively. The ratio of charge-offs as a percentage of the average balance of installment loans for fiscal 2009 increased compared to that of fiscal 2008 due to an increase in charge-offs of card loans and a decrease in the balance of installment loans.

Investment securities

We maintain a sizeable portfolio of various investment securities. Our life insurance operations account for approximately 25% of our total investment in securities as of March 31, 2009, and those mainly consist of investments in yen-denominated and fixed-rate corporate debt securities.

	As of March 31, 2008
	Life insurance	Other	Total
	(In millions of yen)
Investment securities:
Trading securities	¥—	¥34,535	¥34,535
Available-for-sale debt securities	297,780	486,621	784,401
Available-for-sale equity securities	12,920	87,456	100,376
Other securities (1)	31,179	171,293	202,472

Total	¥341,879	¥779,905	¥1,121,784

	As of March 31, 2009
	Life insurance	Other	Total
	(In millions of yen)
Investment securities:
Trading securities	¥—	¥7,410	¥7,410
Available-for-sale debt securities	207,703	476,039	683,742
Available-for-sale equity securities	5,505	40,026	45,531
Other securities (1)	15,974	173,483	189,457

Total	¥229,182	¥696,958	¥926,140

(1)	Other securities consist mainly of non-marketable equity securities, preferred capital shares and investment funds.

	As of and for the year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment securities:
Interest on investment securities	¥22,440	¥23,758	¥1,318	6
Japan	12,682	15,554	2,872	23
Overseas	9,758	8,204	(1,554)	(16)
New securities added	688,148	374,614	(313,534)	(46)
Japan	666,296	298,490	(367,806)	(55)
Overseas	21,852	76,124	54,272	248
Investment in securities	1,121,784	926,140	(195,644)	(17)
Japan	1,021,537	812,716	(208,821)	(20)
Overseas	100,247	113,424	13,177	13

Interest on investment securities other than those held in connection with our life insurance operations in Japan increased 23% to ¥15,554 million in fiscal 2009 due primarily to a higher average balance of available-for-sale debt securities while our overseas income from similar investments decreased 16% to ¥8,204 million in fiscal 2009 primarily due to the foreign exchange effects of an appreciated yen. The average interest rate earned on investment securities in Japan, calculated on a monthly basis, was 2.83% in fiscal 2009 compared to 2.87% in fiscal 2008. The average interest rate earned on overseas investment securities, calculated on a monthly basis, declined to 8.73% in fiscal 2009 compared to 9.76% in fiscal 2008.

New securities added decreased 46% to ¥374,614 million in fiscal 2009 due primarily to the turmoil in financial and capital markets. New securities added in Japan decreased 55% in fiscal 2009. New securities added overseas increased 248% due primarily to increases in the United States.

The balance of our investment in securities as of March 31, 2009 decreased 17% to ¥926,140 million compared to fiscal 2008. The balance of our investment in securities in Japan decreased 20% due primarily to sales from our life insurance investment portfolio and the overall market declines, while the balance of our investment in securities overseas increased 13% mainly due to newly purchased distressed assets in the United States.

	As of March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥34,535	¥7,410	¥(27,125)	(79)
Available-for-sale securities	884,777	729,273	(155,504)	(18)
Other securities	202,472	189,457	(13,015)	(6)

Total	¥1,121,784	¥926,140	¥(195,644)	(17)

Investments in trading securities decreased to ¥7,410 million in fiscal 2009 primarily due to revaluation losses related to the market declines caused by the turmoil in financial and capital markets, as well as the influence of foreign exchange rates, in the United States. Investments in available-for-sale securities decreased 18% in fiscal 2009 due primarily to lower balances of equity securities, corporate debt securities and specified bonds issued by SPEs. As of March 31, 2009, CMBS and RMBS in available-for-sale securities in the United States were ¥72,054 million. Other securities decreased 6% in fiscal 2009 due to a decline in the value of non-marketable equity securities and private equity funds.

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

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Brokerage commissions and net gains (losses) on investment securities:
Brokerage commissions	¥6,879	¥5,025	¥(1,854)	¥(27)
Net gains (losses) on investment securities	13,300	(22,088)	(35,388)	—
Dividends income	3,341	4,733	1,392	42

Total	¥23,520	¥(12,330)	¥(35,850)	—

Brokerage commissions and net gains (losses) on investment securities were losses of ¥12,330 million in fiscal 2009, compared to gains of ¥23,520 million in fiscal 2008. Our brokerage commissions decreased 27% due primarily to a decrease in revenues from our securities brokerage business as a decrease in retail trading transactions in connection with the turmoil of the financial and capital markets. Net gains (losses) on investment securities were losses of ¥22,088 million in fiscal 2009, compared to gains of ¥13,300 million in fiscal 2008, due primarily to losses from CMBS and RMBS, and losses in private equity funds. Dividends income, however, increased 42% to ¥4,733 million in fiscal 2009 compared to fiscal 2008, primarily due to an increase in distributions from real-estate investing SPEs.

As of March 31, 2009, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥18,767 million, compared to ¥61,706 million as of March 31, 2008. As of March 31, 2009, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥27,490 million, compared to ¥9,222 million as of March 31, 2008. These unrealized gains decreased primarily due to a decline in the domestic securities market in Japan and the deterioration of the credit market in the United States as a result of the turmoil in financial and capital markets.

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

For further information on life insurance operations, see Note 23 of “Item 18. Financial Statements.”

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

Gains on sales of real estate under operating leases increased 45% year on year to ¥24,346 million in fiscal 2009 due primarily to the increase in real estate under operating leases that were sold but were not included in discontinued operations. Where we have continuing involvement with the cash flows from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, while if we have no continuing involvement with the cash flows from such disposed real estate properties, the gains or losses are reported as income from discontinued operations. For discussion of accounting policy for discontinued operations, see Note 26 in “Item 18. Financial Statements.”

Other operations

	As of and for the year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥289,163	¥307,769	¥18,606	6
Japan	225,143	255,442	30,299	13
Overseas.	64,020	52,327	(11,693)	(18)
New assets added	152,480	76,269	(76,211)	(50)
Japan	152,480	76,269	(76,211)	(50)
Overseas	—	—	—	—
Other operating assets	197,295	189,560	(7,735)	(4)
Japan	192,628	185,872	(6,756)	(4)
Overseas	4,667	3,688	(979)	(21)

Other operating revenues increased 6% year on year to ¥307,769 million. In Japan, revenues were up 13% to ¥255,442 million compared to ¥225,143 million in the previous fiscal year due to contributions from the consolidated subsidiary Internet Research Institute, Inc. acquired during the previous fiscal year and increases in revenues associated with real estate management operations, including golf courses and training facilities. Overseas, revenues were down 18% to ¥52,327 million compared to ¥64,020 million from the previous fiscal year, due to reductions in revenues from advisory services in the United States and ship-related finance in Asia, which had been recorded in the previous fiscal year, along with the foreign exchange effects of an appreciated yen.

New assets added for other operating transactions were down 50% to ¥76,269 million in fiscal 2009 due to strict controls on the selection of new transactions. Other operating transactions include other operating assets and real estate for sale, such as residential condominiums and commercial real estate.

Other operating assets decreased 4% to ¥189,560 million.

Expenses

Interest expense

Interest expense was flat year on year at ¥102,522 million. In Japan, the debt balance at the end of fiscal 2009 declined compared to the end of fiscal 2008, however the average debt levels for fiscal 2009 were higher than in fiscal 2008. Furthermore, interest expense in Japan increased 12% compared to fiscal 2008 due to increased funding costs resulting from a shift from short-term to long-term debt at higher interest rates in order to manage liquidity risk. Overseas, interest expense was down 26% compared to the fiscal 2008 due to reduced dollar interest rates and the foreign exchange effects of an appreciated yen.

The average interest rate on our short-term and long-term debt in Japan, calculated on the basis of average monthly balances, increased to 1.40% in fiscal 2009, compared to 1.33% in fiscal 2008, due to higher interest rates following policy action by the Bank of Japan. The average interest rate on our short-term and long-term overseas debt, calculated on the basis of average monthly balances, decreased to 4.13% in fiscal 2009 from 5.41% in fiscal 2008 reflecting lower interest rates in the United States. For information regarding interest rate risk, see “Item 3. Key Information—Risk Factors.”

Costs of operating leases

Costs of operating leases were up 7% to ¥194,216 million compared to the previous fiscal year. In Japan, costs of operating leases increased 14% to ¥149,838 million compared to the previous fiscal year chiefly due to an increase in depreciation and related costs of automobile operating leases and real estate. Overseas, due to the foreign exchange effects of an appreciated yen, costs of operating leases decreased 13% to ¥44,378 million compared to the previous fiscal year.

Life insurance costs

Life insurance costs in fiscal 2009 decreased 6% to ¥105,899 million, corresponding to a decrease in life insurance premiums.

Costs of real estate sales

To minimize risk, new land purchases have been suspended since September 2007 and new projects have been rescheduled since the fiscal year ended March 31, 2008.

Costs of real estate sales decreased 2% to ¥79,058 million compared to the previous fiscal year due to costs of real estate in Oceania recorded in the previous fiscal year and the decrease in the number of condominiums sold to buyers in Japan, despite write-downs recorded on some projects under development. We also recorded ¥5,222 million and ¥10,911 million of write-downs for fiscal 2008 and 2009. Costs of real estate sales include the upfront costs associated with advertising and creating model rooms. Margins recorded a loss of ¥7,970 million in fiscal 2009 down from a profit of ¥7,388 million in fiscal 2008 due mainly to the recognition of write-downs and a fall in profitability.

Other operating expenses

Other operating expenses were up 7% year on year to ¥185,121 million resulting from the recognition of expenses from the beginning of the fiscal year from companies in which we invested in the previous fiscal year and correlate with the increase in other operating revenues.

Selling, general and administrative expenses

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥135,788	¥133,092	¥(2,696)	(2)
Selling expenses	36,624	28,096	(8,528)	(23)
Administrative expenses	76,416	70,421	(5,995)	(8)
Depreciation of office facilities	4,057	3,719	(338)	(8)

Total	¥252,885	¥235,328	¥(17,557)	(7)

Employee salaries and other personnel expenses account for approximately 60% of selling, general and administrative expenses, and the remaining portion consists of selling and other general and administrative expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2009 decreased 7% year on year, due to the absence of one-off write-downs of intangible assets recorded in the previous fiscal year, despite the recognition of expenses from the beginning of this fiscal year from consolidated subsidiaries in which we invested in the previous fiscal year.

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

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥89,508	¥102,007	¥12,499	14
Direct financing leases	25,545	25,481	(64)	(0)
Loans not individually evaluated for impairment	34,774	38,445	3,671	11
Loans individually evaluated for impairment	29,189	38,081	8,892	30
Provisions charged to income	33,226	77,027	43,801	132
Direct financing leases	8,868	9,524	656	7
Loans not individually evaluated for impairment	10,694	12,363	1,669	16
Loans individually evaluated for impairment	13,664	55,140	41,476	304
Charge-offs (net)	(18,568)	(19,731)	(1,163)	6
Direct financing leases	(8,085)	(7,232)	853	(11)
Loans not individually evaluated for impairment	(5,850)	(8,773)	(2,923)	50
Loans individually evaluated for impairment	(4,633)	(3,726)	907	(20)
Other (1)	(2,159)	(759)	1,400	(65)
Direct financing leases	(847)	(233)	614	(72)
Loans not individually evaluated for impairment	(1,173)	(267)	906	(77)
Loans individually evaluated for impairment	(139)	(259)	(120)	86
Ending balance	102,007	158,544	56,537	55
Direct financing leases	25,481	27,540	2,059	8
Loans not individually evaluated for impairment	38,445	41,768	3,323	9
Loans individually evaluated for impairment	38,081	89,236	51,155	134

(1)	Other includes foreign currency translation adjustments and amounts reclassified to discontinued operations.

Write-downs of long-lived assets

In accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), we performed an impairment review for long-lived assets in Japan and overseas such as golf courses, corporate dormitories, office buildings, hotel properties and commercial buildings, and condominiums. Write-downs totaling ¥3,829 million were made in fiscal 2009, an increase of 77% compared to fiscal 2008, which are reflected as write-down of long-lived assets and income from discontinued operations. ¥3,673 million is reflected as write-down of long-lived assets in the accompanying consolidated statements of income.

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

For a breakdown of long-lived assets by segment, see Note 32 of “Item 18. Financial Statements.”

Write-downs of securities

Write-downs for fiscal 2009 were in connection with a decline in the securities market. In fiscal 2009, write-downs increased 125% from ¥8,290 million in fiscal 2008 to ¥18,631 million in fiscal 2009. For information regarding the impairment of investment in securities, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates.”

Foreign currency transaction loss (gain), net

We recognized a foreign currency transaction net gain in the amount of ¥1,309 million in fiscal 2009. For information on the impact of foreign currency fluctuations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Equity in net income (loss) of affiliates

Equity in net income (loss) of affiliates was a loss of ¥42,937 million in fiscal 2009 down from a profit of ¥48,343 million in fiscal 2008. The loss was recorded due to the absence in fiscal 2009 of the equity income recorded in fiscal 2008 as a result of the sale of Korea Life Insurance Co., Ltd. (KLI) in fiscal 2008 and the effects of weaker results from our domestic-based equity-method affiliates, mainly DAIKYO, during fiscal 2009. In addition, impairment losses were recorded, since we determined that the downward stock price movements of a number of equity-method affiliates, chiefly Fuji Fire, were other than temporary. Net income from residential condominiums developed through certain joint ventures in Japan decreased to ¥12,527 million in fiscal 2009 from ¥19,127 million in fiscal 2008. For discussion of investment in affiliates, see Note 12 of “Item 18. Financial Statements.”

Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net

Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net was a loss of ¥1,731 million in fiscal 2009, down from a profit of ¥12,222 million in fiscal 2008, due chiefly to the losses on our shareholdings in Fuji Fire resulting from the dilution caused by the issuance and sale of shares to a third party, despite gains on sales of ORIX Facilities Corporation, as well as the absence of gains on the sales of domestic and Asia-based equity-method affiliates (including KLI) involved in the corporate rehabilitation operations which were recorded in fiscal 2008.

Provision for income taxes

Provision for income taxes in fiscal 2009 consisted of a reversal of ¥2,675 million compared to the provision of ¥97,671 million in fiscal 2008, mainly due to the effects of the 2009 revision of the taxation system.

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

For discussion of income taxes, see Note 16 in “Item 18. Financial Statements.”

Discontinued operations

Discontinued operations, net of applicable tax effect, decreased 48% compared to the previous fiscal year to ¥12,435 million in fiscal 2009 due primarily to lower gains on sales of real estate under operating leases in Japan.

Net income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests was recorded as a result of noncontrolling interests in earnings of our subsidiaries. In fiscal 2009, net income attributable to the noncontrolling interests decreased 40% year on year to ¥1,175 million.

Net income attributable to the redeemable noncontrolling interests

Net income attributable to the redeemable noncontrolling interests was recorded as a result of noncontrolling interests in the earnings of certain subsidiary that issued redeemable stock. In fiscal 2009, net income attributable to the redeemable noncontrolling interests decreased 64% year on year to ¥698 million.

Segment Information

As of April 1, 2008, the ORIX Group implemented changes to its internal organization to reorganize its business into six segments to facilitate strategy formulation, resource allocation and portfolio balance determination at the segment level. Our six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business.

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

Financial information about our operating segments reported below is information that is separately available and evaluated regularly by management in deciding how to allocate resources and in assessing performance. We evaluate the performance of segments based on income before income taxes, discontinued operations and extraordinary gain, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests, net income due to the redeemable noncontrolling interests and extraordinary gain before applicable tax effect. Tax expenses are not included in segment profits.

For a description of segments, see “Item 4. Information on the Company—Profile of Business by Segment.” See Note 32 in “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment Revenues (1)
Corporate Financial Services	¥139,874	¥137,712	¥(2,162)	(2)
Maintenance Leasing	236,411	235,953	(458)	(0)
Real Estate	288,795	270,027	(18,768)	(6)
Investment Banking	127,199	94,645	(32,554)	(26)
Retail	198,858	183,307	(15,551)	(8)
Overseas Business	218,227	167,635	(50,592)	(23)
Total	1,209,364	1,089,279	(120,085)	(10)

Difference between Segment Total and Consolidated Amounts	(74,026)	(35,758)	38,268	—

Total Consolidated Revenues	¥1,135,338	¥1,053,521	¥(81,817)	(7)

(1)	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2008	2009	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment Profits (1):
Corporate Financial Services	¥35,412	¥(10,451)	¥(45,863)	—
Maintenance Leasing	37,235	25,621	(11,614)	(31)
Real Estate	83,065	50,508	(32,557)	(39)
Investment Banking	47,483	(63,397)	(110,880)	—
Retail	27,463	9,573	(17,890)	(65)
Overseas Business	57,862	20,066	(37,796)	(65)

Total	288,520	31,920	(256,600)	(89)
Difference between Segment Total and Consolidated Amounts	(42,401)	(23,233)	19,168	—

Total consolidated income before income taxes, discontinued operations and extraordinary gain	¥246,119	¥8,687	¥(237,432)	(96)

(1)       We evaluate the performance of segments based on income before income taxes, discontinued operations and extraordinary gain, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and extraordinary gain before applicable tax effect. Tax expenses are not included in segment profits.

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

Corporate Financial Services Segment

The operating environment drastically changed since the latter half of fiscal 2008. In fiscal 2009, financial institutions have not changed their conservative stance toward lending to the real estate sector and as a result, financial conditions in the construction and real estate industries continued to deteriorate. In collaboration with Risk Management Headquarters, the segment scrutinized the financial and operating conditions of each client, striving to continue maximizing the speed and amount of loan recovery.

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

Maintenance Leasing Segment

The operating environment for the automobile leasing business was severe due to the swift decline experienced by the automobile industry from the latter half of fiscal 2009 and due to a falloff in demand from corporate clients as a result of the deteriorating economy. Furthermore, our car rental operations underperformed due to worsening of consumer sentiment. Similarly, our precision measuring and other equipment rental operations saw a declining trend in operating results due to weaker demand in the contracting economy.

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

Real Estate Segment

The domestic real estate market deteriorated as a result of the financial crisis, and from the second half of fiscal 2009 our focus shifted from an emphasis on asset turnover to prioritizing income gains and enhancing the property leasing and facility operations businesses that are sources of stable cash flows. Furthermore, the condominium market continued to stagnate.

Gains on sales of real estate under operating leases (including income from discontinued operations) declined as a result of the market conditions. Profits from condominium operations greatly declined due to a fall in profitability and an increase in write-downs on projects under development. Furthermore, 3,038 units were delivered, a decrease from 3,710 units sold in the previous fiscal year, and write-downs of some projects under development were ¥11,560 million in this fiscal year.

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

Investment Banking Segment

This segment faced increasingly severe conditions as its business portfolio was being affected by the tightening of liquidity in the domestic real estate sector and deterioration in the capital and financial markets. In order to maintain asset stability in this environment, there was a need for enhanced risk management and monitoring of existing real estate-related finance transactions as well as companies in which we have invested.

Real estate-related finance business saw a decline in installment loan levels and revenues due to stricter selection criteria for new transactions. Furthermore, provisions for doubtful receivables and probable loan losses increased due to the credit crunch. Revenues also declined in the loan servicing (asset recovery) business, due to the adverse economic environment. In our principal investment operations, there was a decline in equity in net income of affiliates, particularly due to the deterioration in the operating results of domestic equity-method affiliates. Furthermore, we recorded impairment losses since we determined that the downward stock price movement of Fuji Fire was other than temporary. Revenues from private equity funds and alternative investments have also significantly decreased.

Under these circumstances, segment revenues decreased 26% to ¥94,645 million compared to the previous fiscal year, and the segment recorded a loss of ¥63,397 million compared to a profit of ¥47,483 million for the previous fiscal year. Segment assets decreased 22% to ¥1,321,491 million compared to March 31, 2008.

Retail Segment

Profits from the card loan business remained flat year on year, as we controlled expenses through cost-cutting programs despite slight increases in provisions for doubtful receivables and probable loan losses from the latter half of fiscal 2009. Profits from trust and banking operations declined due to increases in selling, general and administrative expenses from expanded operations, and to an increase in provisions for doubtful receivables and probable loan losses. Commissions from the securities brokerage business declined due to a decrease in retail trading transactions. Operating revenues from the life insurance business decreased significantly due to declines in the market value of the securities. Furthermore, due to increases in provisions for doubtful receivables and probable loan losses on installment loans, profits from the life insurance business declined.

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

Overseas Business Segment

The U.S. market experienced a severe credit crunch. In the United States, where the economic situation was uncertain, we were continuously striving to limit future losses by maintaining stringent portfolio management while prioritizing investment in stable and profitable assets for new transactions.

The global economic downturn also severely affected Asian and Middle Eastern countries. Existing operations were managed taking into careful consideration the overriding operating environments in the Asian and Middle Eastern regions. Additionally, in collaboration with our long-term local business partners, we cautiously looked for new revenue-generating opportunities centered on investments in distressed assets.

Segment profits declined due to expansion of losses from investments in high yield bonds, mortgage backed securities and equity caused by deterioration in the bond and equity markets in the United States, a decline in installment loan revenues caused by the foreign exchange effects of an appreciated yen combined with a lowering of market interest rates and decreases in gains on sales of ship-related revenues in Asia. The segment also recorded a decline in profits due to the absence of equity in net income of affiliates from KLI, which had substantially contributed to profits during the previous fiscal year.

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

In response to the global financial crisis after the Lehman Brothers bankruptcy filing, we have implemented various measures to strengthen our financial condition, including:

•	Decreasing interest bearing debt and improving our debt-to-equity ratio.

•	Strengthening our funding structure by:

•	Stabilizing cashflow by reducing CP and retaining excess liquidity through cash, deposit and committed credit facilities;

•	Conducting a global offering of our common stock in July 2009, raising net proceeds of approximately ¥83 billion; and

•	Capitalizing on recovery of the capital markets by resuming domestic and international issuances of straight bonds.

We believe that these and other efforts have successfully strengthened our funding structure. However, we plan to continue to focus on strengthening our funding structure in preparation for potential market risks.

Our funding mainly consists of borrowings from financial institutions and funding from capital markets. We maintain a flexible funding strategy by adjusting the ratio of funding obtained from the capital markets based on domestic and foreign financial market conditions. The ratio of funding from capital markets to total debt was 34% as of March 31, 2009 and 35% as of March 31, 2010 (not including off-balance sheet funding, such as the securitization of assets). During the fiscal year ended March 31, 2010, we resumed issuing straight bonds to acquire long-term and stable funds. We expect to continue to issue straight bonds, based on capital market trends, while managing proper balance between borrowings from financial institutions and funding from capital markets. Also in the fiscal year ended March 31, 2010, we slightly increased our outstanding amount of CP; however, we have maintained the total amount outstanding at a relatively reduced level.

Our ratio of long-term debt to total debt was 85% as of March 31, 2009 and 87% as of March 31, 2010. Of our long-term debt, floating rate funding and fixed rate funding amounted to 48% and 52%, respectively, as of March 31, 2009 and 2010.

Although we obtain our capital resources primarily from financial institutions and capital markets in Japan, we also procure funds from overseas markets based on the location of our assets to reduce exchange rate risk. The ratio of domestic (Japanese) funding to total debt was 90% and 91% as of March 31, 2009 and March 31, 2010, respectively. The ratio of domestic segment assets to the total assets for all segments was 87% as of

March 31, 2009 and 2010. (We calculate the ratio of domestic funding using the amount borrowed by companies that are located in Japan, even though some or all of the funding may be used outside Japan, for example, for acquiring assets in overseas operations).

Our main domestic and foreign subsidiaries produce annual financial plans in consultation with us, and we monitor the management of funds as necessary. We employ a cash management system for supplying to, and absorbing capital efficiently from our domestic subsidiaries, concentrating the management of domestic cash flow for the group at ORIX. Our overseas subsidiaries conduct local funding activities and also receive loans from ORIX, in response to market and business conditions where each subsidiary is located. Procured funds provide the resources for increasing assets or repaying debt for the relevant subsidiary.

The ability to readily secure capital resources is extremely important in meeting the needs of our current and potential customers and the demand of our transactions. We strive for timely and flexible capital resource procurement by monitoring the funding requirements from our sales and investment operations, and by monitoring the balance between funding supply and our funding needs.

Ratings

As of the date of this filing, our domestic unsecured straight bonds and our Euro Medium-Term Note Program (Euro MTN Program) were rated “A” by Rating and Investment Information, Inc. (R&I) and “A” by Japan Credit Rating Agency, Ltd. (JCR). Standard & Poor’s has assigned A- as our long-term senior debt securities and counterparty credit ratings, and Moody’s has assigned an A3 long-term unsecured debt securities and long-term issuer rating. Our domestic CP is rated “a-1” by R&I and “J-1” by JCR.

For a discussion of short-term and long-term debt, see Note 14 of “Item 18. Financial Statements.”

Sources of Liquidity

Borrowings from Financial Institutions

ORIX Group’s borrowings are procured from a variety of sources including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. The number of financial institutions from which we procured borrowings exceeded 200 as of March 31, 2010. The majority of our loan balance consists of borrowings from Japanese financial institutions. As of March 31, 2009 and March 31, 2010, short-term debt from financial institutions was ¥568,676 million and ¥271,234 million, respectively, while long-term debt was ¥2,676,129 million and ¥2,314,377 million, respectively.

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

Committed Credit Facilities

We regularly enter into many committed credit facilities agreements, including syndicate-type agreements, with financial institutions as a means for securing liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2009 and March 31, 2010 was ¥537,196 million and ¥426,729 million, respectively. Of these figures, the available amount as of March 31, 2009 and March 31, 2010 was ¥270,507 million and ¥385,892 million, respectively. The decision to enter into a committed credit facility is made based on our outstanding amounts of CP and cash.

Compliance with covenant conditions is required under committed credit facilities, and some of these covenants include financial restrictions, such as the maintenance of a minimum ORIX Corporation shareholders’ equity ratio, and specified credit ratings. In addition, the majority of our committed credit facilities require the relevant debtor to represent and warrant that there has been no material negative change in its financial condition, among other factors, since a specified time. We are currently in compliance with our financial covenants and have been able to make the requested representations and warranties concerning our financial condition.

Funding from the Capital Markets

Funding from the capital markets includes financing such as the issuance of straight bonds, CP, Euro MTN, securitization of leasing receivables or loans receivables, convertible bonds (CB) and stock or other forms of equity finance.

Straight Bonds

We have been issuing straight bonds to diversified investors domestically and internationally. Domestic straight bond issuances are divided mainly into bonds for institutional investors and bonds for individuals. As of March 31, 2009 and March 31, 2010, the balance of straight bonds issued by ORIX for domestic institutional investors (including private offerings) was ¥610,000 million and ¥564,300 million, respectively, while the balance of straight bonds issued by ORIX for individual investors was ¥418,000 million and ¥383,000 million, respectively. The balance of bonds issued by domestic subsidiaries as of March 31, 2009 and March 31, 2010 was ¥13,379 and ¥6,779 million, respectively. The balance of straight bonds issued outside Japan as of March 31, 2009 and March 31, 2010 was ¥89,184 million and ¥74,915 million, respectively. Because the straight bonds market had been essentially closed since the bankruptcy of Lehman Brothers we had refrained from issuing new bonds. However, due to recovery in the global capital markets, we were able to issue ¥175,000 million domestic straight bonds in the second half of fiscal year ended March 31, 2010. We also issued $750 million aggregate principal amount of U.S. dollar-denominated senior notes in a SEC-registered offering outside of Japan in April 2010. We plan to continue to issue straight bonds in a balanced manner to both institutional and individual investors in accordance with our basic policy of maintaining our long-term debt ratio and the diversity of our funding sources.

CP

The investors in our CP include investment trusts, life insurance companies, casualty insurance companies and other financial institutions, as well as private corporations. The date of issuance and the terms are spread out over time so as to avoid significant overlap. Our balance of outstanding CP rose slightly to ¥282,781 million as of March 31, 2010 from ¥225,991 million as of March 31, 2009. Although the market has recovered, we still keep the balance at a relatively reduced level due to remaining concerns of the financial markets.

Euro MTN

In addition to borrowing from local financial institutions, we have sought to increase our overseas funding by establishing a Euro MTN program. As of March 31, 2010, ORIX and three overseas subsidiaries are participants in a Multi-Issuer Euro MTN program with a maximum issuance limit of $4,000 million. Our Euro MTN issuance is determined and flexibly handled by ORIX’s Treasury Department based on funding needs of the participant issuers. The total balance of Euro MTN issued as of March 31, 2009 and March 31, 2010 was ¥102,893 million and ¥123,860 million, respectively, of which a total of ¥66,725 million and ¥55,681 million, respectively, were for the foreign local subsidiaries.

Securitization

We securitize leasing receivables, installment loans, and certain investment securities, primarily in Japan. As of March 31, 2009 and March 31, 2010, the total balance of each of these assets removed from our balance sheet through securitization was ¥398,655 million and ¥288,777 million, respectively, while the total balance of notes and accounts payable reflected on our balance sheet as “secured borrowings” was ¥358,969 million and ¥202,224 million, respectively, due to a decline in our overall assets available for securitization. In July 2009, we sold a 51% interest in ORIX Credit to SMBC. As a result of this sale, we have seen a proportional decline in the amount of funding from the securitization of ORIX Credit’s loans assets, as ORIX Credit is no longer accounted for as a consolidated subsidiary but rather as an equity-method affiliate.

CB and Stock or Other Forms of Equity Finance

In December 2008, ORIX issued ¥150,000 million in the third series of unsecured convertible bonds with stock acquisition rights due March 2014. The total balance of unsecured bonds with stock acquisitions (convertible and non-convertible) as of March 31, 2009 and March 31, 2010 was ¥188,791 million and ¥186,365 million, respectively. In July 2009, we conducted a global offering of common stock and American Depositary Shares for net proceeds of approximately ¥83 billion.

For a discussion of short-term and long-term debt, see Note 14 of “Item 18. financial Statements.”

Deposits

ORIX Trust and Banking has been seeking to expand its business by diversifying its asset portfolio and strengthening its fund procurement through deposits. Utilizing the convenience of on-line banking, ORIX Trust and Banking has successfully expanded its deposits over the course of the past year. Deposits balances as of March 31, 2009 and March 31, 2010 were ¥667,627 million and ¥853,269 million, respectively.

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

Short-term Debt

	As of March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Short-term debt:
Borrowings from financial institutions	¥568,676	¥271,234	¥(297,422)	(52)
Commercial paper	225,991	282,781	56,790	25
Medium-term notes	3,500	19,550	16,050	459

Total short-term debt	¥798,167	¥573,565	¥(224,602)	(28)

Short-term debt as of March 31, 2010 was ¥573,565 million, representing 13% of the total amount of long-term and short-term debt and deposits as of March 31, 2010, and 15% as of March 31, 2009. As of March 31, 2010, 47% of the short-term debt is borrowings from financial institutions.

Long-term Debt

	As of March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Long-term debt:
Borrowings from financial institutions	¥2,676,129	¥2,314,377	¥(361,752)	(14)
Bonds	1,319,354	1,215,359	(103,995)	(8)
Medium-term notes	99,393	104,310	4,917	5
Payable under securitized lease, loan receivables and investment in securities	358,969	202,224	(156,745)	(44)

Total long-term debt	¥4,453,845	¥3,836,270	¥(617,575)	(14)

Long-term debt as of March 31, 2010 was ¥3,836,270 million, representing 87% of the total amount of long-term and short-term debt and deposits as of March 31, 2010, and 85% as of March 31, 2009. Borrowings from financial institutions comprised 60% of the long-term debt as of March 31, 2010.

Approximately 52% of the interest paid on long-term debt borrowings in fiscal 2010 was fixed rate interest, with the remainder being floating rate interest based mainly on TIBOR or LIBOR.

For information regarding the repayment schedule of our long-term debt and interest rates for short and long-term debt, see Note 14 of “Item 18. Financial Statements.”

We have entered into interest rate swaps and other derivative contracts to manage risk associated with fluctuations in interest rates. For information with respect to derivative financial instruments and hedging, see Note 28 of “Item 18. Financial Statements.”

Deposits

In addition to the short-term and long-term debt described above, ORIX Trust and Banking and ORIX Asia Limited also accepts deposits. The deposit balance as of March 31, 2010 was ¥853,269 million, an increase of 28% or ¥185,642 million over March 31, 2009. For further information with respect to deposits, see Note 15 of “Item 18. Financial Statements.”

CASH FLOWS

In addition to cash required for the payment of operating expenses such as selling, general and administrative expenses, as a financial services company our primary uses of cash are for:

•	payment and repayment of interest on and principal of short-term and long-term debt; and

•	purchases of lease equipment, installment loans made to customers, purchases of investment in securities and cash outlays for real estate development projects.

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

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

In fiscal 2010, cash and cash equivalents increased by ¥179,118 million to ¥639,087 million compared to March 31, 2009.

Cash flows from operating activities provided ¥209,311 million in fiscal 2010, down from ¥308,779 million in fiscal 2009, as a result of a decrease in new investment in for-sale real estate such as condominiums, an increase in trading securities, and an adjustment of net income such as depreciation and amortization, provision for doubtful receivables and probable loan losses and equity in net income (loss) of affiliates (excluding interest on loans), despite an increase in net income compared to fiscal 2009.

Cash flows from investing activities provided ¥432,788 million in fiscal 2010, up from ¥171,183 million in fiscal 2009, due to decreases in purchases of lease equipment and installment loans made to customers, reflecting a policy of stringent selection of new transactions, and also due to return of investments in connection to the sales of subsidiaries, net of cash disposed.

Cash flows from financing activities used ¥466,924 million in fiscal 2010, compared with ¥334,587 million used during fiscal 2009, due to reduction of interest-bearing debt despite fundraising through the issuance of new shares, in line with the policy to enhance financial stability.

Cash balance has increased and cash management is stable resulting from operating and investing activities providing cash inflows.

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

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2010, we had commitments for the purchase of equipment to be leased in the amount of ¥8,308 million. For information on commitments, guarantees and contingent liabilities, see Note 31 of “Item 18. Financial Statements.”

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

In the securitization process, the assets for securitization are sold to SPEs, which issue asset-backed securities to investors. SPEs are generally organized as trusts. Our use of SPEs for securitizations is consistent with conventional practices in the securitization market, to isolate the sold receivables from creditors of other entities, including the seller of the assets. SPEs can be structured to be bankruptcy-remote, and if structured in this manner (and subject to certain other conditions) the assigned assets are removed from the balance sheet. A portion of the SPEs that we utilize meet the definition of “qualifying special purpose entities,” or QSPEs, as defined in ASC 860 (“Transfers and Servicing”), and, in accordance with ASC 860, we do not consolidate the assets and liabilities of the QSPEs. These SPEs are also designed so that investors have no recourse against our other assets in the event of any failure of payment on the assigned assets. In addition, we do not make any payment guarantees to investors in these transactions, eliminating exposure to contingent liabilities. When assets are securitized in this manner, we recognize subordinated residual interests on our consolidated balance sheets. The subordinated interests, with the right to receive dividends and principal redemptions out of the remaining balance after the SPE operating expense and dividends and principal redemption money to preferred investors are deducted from the cash flow generated from the assigned assets, are affected by the performance of the assigned assets (credit risk, advanced redemption, interest levels, etc.). We may repurchase a portion of the assets that we securitized as required under the terms of the contract such as violation of the representation and warranty set forth in the assignment agreement and other related agreements, termination of assigned lease contracts and other conditions that trigger repurchase, and the event triggering the repurchase is outside of our control. From time to time, we may act as an investor, servicer or administrator in SPE transactions. The effects of these transactions are reflected in our consolidated financial statements.

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

Investment Products

We provide investment products to our customers that employ a contractual mechanism known in Japan as a kumiai, which is in effect a type of SPE. We arrange and market kumiai products to investors as a means to finance the purchase of aircraft, ships or other large-ticket items to be leased to third parties. A portion of the funds necessary to purchase the item is contributed by such investors, while the remainder is borrowed by the kumiai from one or more financial institutions in the form of a non-recourse loan. The kumiai investors (and any lenders to the kumiai) retain all of the economic risks and rewards in connection with the purchase and leasing activities of the kumiai, and all related gains or losses are recorded on the financial statements of investors in the kumiai. We are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. Fee income for arranging and administering these transactions is recognized in our consolidated financial statements. In kumiai transactions, we do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE and the assets of such are not reflected on our consolidated balance sheet.

Other Financial Transactions

We occasionally make loans, leases, equity or other investments in SPEs in connection with finance transactions related to aircrafts, ships and real estate, as well as transactions involving investment funds, in addition to real estate purchases and development projects. All transactions involving use of SPE structures are evaluated to determine if we hold a variable interest that would result in our being defined as the primary beneficiary of the SPE pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”). When we are considered to own the primary beneficial interest in the SPEs, the SPEs are fully consolidated into our consolidated financial statements. In all other circumstances our loan, lease, equity or other investments are recorded on our consolidated balance sheets as appropriate.

See Note 11 of “Item 18. Financial Statements” for further information concerning our SPEs and the effect of ASC 810 on our results of operations or financial position.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

TREND INFORMATION

See the discussion under “—Results of Operations” and “—Liquidity and Capital Resources.”

COMMITMENTS

The table below sets forth the maturities of guarantees and other commitments as of March 31, 2010.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Commitments:
Guarantees	¥114,563	¥42,071	¥54,881	¥6,309	¥11,302
Committed credit lines and other	248,360	111,661	71,685	39,297	25,717

Total commercial commitments	¥362,923	¥153,732	¥126,566	¥45,606	¥37,019

For a discussion of commitments, guarantee and contingent liabilities, see Note 31 of “Item 18. Financial Statements.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the maturities of contractual cash obligations as of March 31, 2010.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Contractual cash obligations:
Deposits	¥853,269	¥460,316	¥258,892	¥134,061	¥—
Long-term debt	3,836,270	1,202,924	1,816,809	680,561	135,976
Operating leases	26,918	3,870	5,364	3,333	14,351
Unconditional purchase obligations of lease equipments	8,308	8,294	14	—	—
Unconditional non-cancelable contracts for computer systems	1,088	718	370	—	—
Interest rate swaps:
Notional amount (floating to fixed)	174,289	106,392	36,785	9,512	21,600
Notional amount (fixed to floating)	5,000	—	2,000	—	3,000

Total contractual cash obligations	¥4,905,142	¥1,782,514	¥2,120,234	¥827,467	¥174,927

Other items excluded from the above table are short-term debt, security deposits, trade notes and accounts payable and policy liabilities. The amounts of such items were ¥573,565 million, ¥125,479 million, ¥289,678 million and ¥409,957 million, respectively, as of March 31, 2010. For information on pension plans and derivatives, see Notes 17 and 28 in “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.

For a discussion of debt and deposit-related obligations, see Notes 14 and 15 of “Item 18. Financial Statements.”

RECENT DEVELOPMENTS

ECONOMIC CONDITIONS

The global economy remains stagnant, with signs of recovery starting to be seen in each country at a different pace. Recovery in advanced economies is still largely dependent on governmental stimulus measures, while emerging markets, such as Asia including China, are showing a strong recovery. Europe has yet to see a recovery in the labor market and concerns about the financial stability of particular countries, such as Greece, remain acute.

In the United States, despite moderate recovery encouraged by increased consumer demand, continuing stagnation in the real estate market and high unemployment still require particular attention. The U.S. government is starting to phase out stimulus measures and is closely watching the economy for signs of underlying strength.

In Japan, the number of corporate bankruptcies is decreasing and the government announced in March 2010 that it had made an upward revision to the overall assessment of the nation’s economy for the first time in eight months: signs that the economic stimulus measures have taken effect. Corporate profits are improving with increases in both export levels and industrial production. Signs of recovery are also visible in real estate transactions. On the other hand, risks such as advancing deflation and high unemployment continue to be present, raising concern that a full recovery will take additional time.

NEW ACCOUNTING PRONOUNCEMENTS

Consolidations of Variable Interest Entity

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”), which was codified by Accounting Standards Update, or ASU, 2009-16 (“ASC 860 (“Transfers and Servicing”)”), was issued. ASU 2009-16 removes the concept of a qualifying special-purpose entity (“QSPE”) and removes the exception from applying ASC 810-10 (“Consolidation—Variable Interest Entities”) to variable interest entities that are QSPEs. ASU 2009-16 also modifies the financial-components approach and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset.

In June 2009, FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”), which was codified by ASU 2009-17 (“ASC 810 (“Consolidation”)”), was issued. ASU 2009-17 removes the exception from applying FIN 46(R) (ASC 810-10) to variable interest entities that are QSPEs and requires an enterprise to perform a qualitative analysis to identify the primary beneficiary of variable interest entities. An enterprise that has both of the following characteristics is considered to be the primary beneficiary who shall consolidate a variable interest entity:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, ASU 2009-17 requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.

ASUs 2009-16 and 2009-17 are effective as of the beginning of the fiscal year that begins after November 15, 2009, for interim periods within that fiscal year and for fiscal years and interim periods thereafter. We adopted them on April 1, 2010.

Our financial conditions would be most affected by adopting these ASUs mainly in the following two types of transactions.

(1) Securitizations accounted for as a sale in prior periods

We have securitized various financial assets, such as lease receivables and loan receivables. In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose entities, and the SPEs issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. Most of our securitization has senior and subordinate interest structure in the scheme. We continue to hold the subordinate interest in the securitization and act as a servicer. Under the previous accounting standards, if the SPEs met the criteria for QSPE in accordance with ASC 860, or if we were not the primary beneficiaries of the SPEs, it was not necessary to consolidate the SPEs and we accounted for the transfer of the financial assets as a sale when control over the financial assets was surrendered. A gain (loss) on sales of financial assets was recorded in our consolidated statements of income.

ASU 2009-16 now removes the concept of QSPEs and ASU 2009-17 related to variable interest entities also removes the exception for QSPE, therefore, the status of whether SPEs are QSPEs or not does not affect our consolidation assessment.

For most of our securitizations accounted for as a sale in prior periods, we consider that we have (i) the power to direct the activities that most significantly impact the economic performance of these SPEs by designing the securitization scheme and conducting servicing activities, and (ii) the obligation to absorb losses of these SPEs that could potentially be significant to the entities through the subordinated interests that continue to be held. As a result, we determined to consolidate these SPEs, and therefore, the securitized financial assets and the beneficial interests and securities issued by the SPEs will be recognized as assets and liabilities, respectively, on our consolidated balance sheets as of April 1, 2010.

(2) Involvement with Securitizations Originated by Third Parties

In the United States, we are engaged in investment and financing operations, such as corporate finance and investments in CMBS and other marketable securities, as well as investment banking operations, including advisory services in the areas of mergers and acquisitions, corporate financial restructuring and enterprise valuation. In terms of servicing business in the United States, we currently have only special servicing operation, having sold our primary and master servicing operations.

As part of our securities investment business in the United States, we have investments in subordinated portion of CMBS originated by third parties. In some cases, we also act as special servicers for these securitization transactions in which we have subordinated interests. As the special servicer, we have a right to dispose of real estate collateral related to the securitized loans underlying the CMBS.

Under ASU 2009-17, if we could potentially absorb/receive significant losses/benefits by holding the subordinated portions and have the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance through our special servicing contracts that includes the right to dispose of the collateral properties, we would be considered to be the primary beneficiaries of the variable interest entities in the securitizations. ASU 2009-17 would then require us to consolidate the variable interest entities. As a result, the securitized financial assets and the related securities issued by the variable interest entities would be recorded as assets and non-recourse liabilities, respectively, on our consolidated balance sheets.

Furthermore, in some cases, these variable interest entities issue interest-only strips in the securitization transactions. Interest-only strips are the rights to receive the excess interest spread between interest received on the underlying securitized loans and interest paid on the securities issued by the entities and do not have principal amounts. If interest-only strips held by third parties are recorded as non-recourse liabilities at fair value when consolidating variable interest entities by the adoption of ASU 2009-17, retained earnings at the beginning of the first fiscal year of adoption would be reduced by the corresponding amount, net of applicable tax effect, if any. Subsequent to the consolidation of those variable interest entities, while the interest payments received from the securitized loans are recorded as income, portions of the payments applied to reduce the liability balance of the interest-only strips would not be recognized as interest expense and the resulting increase in retained earnings is expected to have an offsetting effect against the reduction of beginning balance of retained earnings recorded at the time of initially recognizing the interest-only strips as liabilities.

According to our preliminary analysis based on the information currently obtained, the effect of adopting ASUs 2009-16 and 2009-17 on our financial conditions at the initial adoption date is an increase of approximately ¥1,140 billion on our total assets, an increase of approximately ¥1,165 billion on our total liabilities and a decrease of approximately ¥25 billion on our retained earnings, net of tax, respectively, in our consolidated balance sheets.

Although our total assets and liabilities are expected to increase by the consolidation of the SPEs described above, the net cash flow and economics effects of our investments in these entities have not changed. The initial reduction of retained earnings recorded at adoption is mainly caused by the recognition at fair value of the liabilities related to interest-only strips, and the reduction of retained earnings at initial adoption related to the interest-only strips will recover through earnings during the remaining periods as discussed above. In addition, the creditors of the liabilities of the consolidated SPEs have no recourse to other assets of ours.

Other Pronouncements

In December 2007, FASB Statement No. 141 (revised 2007) (“Business Combinations”), which was replaced by ASC 805 (“Business Combinations”) was issued. ASC 805 requires the acquiring entity in a business combination to recognize the full fair value of assets acquired, liabilities assumed and noncontrolling interest in the transaction at the acquisition date (whether a full or partial acquisition); requires expensing of acquisition-related transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the material information needed to evaluate and understand the nature and financial effect of the business combination. We adopted ASC 805 as of April 1, 2009. The application of ASC 805 did not have significant effect on our consolidated results of operations or financial position in fiscal 2010.

In December 2007, FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”), which was replaced by ASC 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”), was issued. ASC 810-10-65-1 requires noncontrolling interests in subsidiaries to be classified as a separate component of equity. Under ASC 810-10-65-1, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. We adopted ASC 810-10-65-1 as of April 1, 2009. As a result, noncontrolling interests that were previously classified between liabilities and equity, except for redeemable noncontrolling interests, are included in equity, and presentation of consolidated statements of income is reclassified. In the same way, the financial statements that had been previously reported are reclassified for certain amounts relating to noncontrolling interests and redeemable noncontrolling interests; prior period financial statements have also been reclassified to conform to the current period’s presentation.

In June 2008, EITF Issue No. 07-5 (“Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”), which was replaced by ASC 815-40 (“Derivatives and Hedging—Contracts in Entity’s Own Equity”), was ratified. ASC 815-40 provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. ASC 815-40 is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. We adopted ASC 815-40 as of April 1, 2009. By the adoption, a certain convertible note issued by us is considered not to be indexed to our own stock and therefore, we bifurcated the conversion right as a derivative. As a result, we made certain reclassification adjustments mainly to the retained earnings at the beginning of this fiscal year, and the effect of the adjustments to the beginning balance of retained earnings was a gain, net of tax, of ¥1,758 million.

In October 2008, FASB Staff Position (“FSP”) No. FAS 157-3 (“Determining Fair Value of a Financial Asset When the Market for That Asset Is Not Active”), which was replaced by ASC 820-10-65-2 (“Fair Value Measurements and Disclosures—Financial Assets in a Market That Is Not Active”), was issued. ASC 820-10-65-2 clarifies the application of ASC 820-10 (“Fair Value Measurements and Disclosures”) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. ASC 820-10-65-2 was effective upon issuance, including prior periods for which financial statements have not been issued. We adopted ASC 820-10-65-2 for the period ended September 30, 2008, but ASC 820-10-65-2 was subsequently superseded by ASC 820-10-65-4 (see below). The adoption of ASC 820-10-65-2 did not have a significant effect on our results of operations or financial position.

In January 2009, FSP No. EITF 99-20-1 (“Amendments to the Impairment Guidance of EITF Issue No. 99-20”), which was replaced by ASC 325-40-65-1 (“Investments—Other—Beneficial Interests in Securitized Financial Assets”), was issued. ASC 325-40-65-1 amends the impairment guidance in ASC 325-40 (“Investments—Other—Beneficial Interests in Securitized Financial Assets”) to achieve more consistent determination of whether an other-than-temporary impairment has occurred. ASC 325-40-65-1 was effective prospectively for interim and annual reporting periods ending after December 15, 2008. The adoption did not have a significant effect on our results of operations or financial position.

In April 2009, FSP No. FAS 157-4 (“Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”), which was replaced by ASC 820-10-65-4 (“Fair Value Measurements and Disclosures—Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”), was issued. ASC 820-10-65-4 provides additional guidance for estimating fair value in accordance with ASC 820-10 (“Fair Value Measurements and Disclosures”) when the volume and level of activity for the asset or liability have significantly decreased. ASC 820-10-65-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. ASC 820-10-65-4 was effective prospectively for interim and annual reporting periods ending after June 15, 2009. Early adoption was permitted for periods ending after March 15, 2009 and we early adopted ASC 820-10-65-4 for the period ended on March 31, 2009. The adoption of this Codification Section did not have a significant effect on our results of operations or financial position.

In April 2009, FSP No. FAS 115-2 and FAS 124-2 (“Recognition and Presentation of Other-Than-Temporary Impairments”), which was replaced by ASC 320-10-65-1 (“Investments—Debt and Equity Securities—Recognition and Presentation of Other-Than-Temporary Impairments”), was issued. ASC 320-10-65-1 amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in financial statements. ASC 320-10-65-1 was effective for interim and annual reporting periods ending after June 15, 2009. Early adoption was permitted for periods ending after March 15, 2009 and we early adopted ASC 320-10-65-1 for the period ended March 31, 2009. The adoption of ASC 320-10-65-1 did not have significant effect on our results of operations or financial position. For more information, see Note 9 of “Item 18. Financial Statements”.

In May 2009, FASB Statement No. 165 (“Subsequent Events”), which was replaced by ASC 855-10 (“Subsequent Events”), was issued. ASC 855-10 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. We adopted ASC 855-10 as of April 1, 2009. Additionally, in February 2010, Accounting Standards Update 2010-09 (“Amendment to Certain Recognition and Disclosure Requirements—ASC 855 (“Subsequent Events”)) was issued. ASU 2010-09 requires an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes potential conflicts with the SEC’s literature. ASU 2010-09 is effective upon issuance, except for certain issuers. We adopted ASU 2010-09 for the period ended March 31, 2010. The adoption of ASC 855-10 and ASU 2010-09 did not have a significant effect on our consolidated results of operations or financial position.

In June 2009, FASB Statement No.168 (“FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No.162”), which was replaced by ASC 105 (“Generally Accepted Accounting Principles”), was issued. Except for rules and interpretive releases of the Securities and Exchange Commission for SEC registrants, ASC 105 became the single source of authoritative U.S. generally accepted accounting principles, and is effective for interim and annual reporting periods ending after September 15, 2009. We adopted ASC 105 for the interim period that ended September 30, 2009. Under ASC 105, all GAAP references were updated from conventional statements. The adoption did not have effect on our results of operations or financial position.

In September 2009, Accounting Standards Update 2009-12 (“Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent )—ASC 820 (“Fair Value Measurements and Disclosures”)”) was issued. ASU 2009-12 improves financial reporting by permitting use of the net asset value per share (or its equivalent) provided by the investee when measuring the fair value of an alternative investment that does not have a readily determinable fair value if certain conditions are met. The amendments are effective for interim and annual periods ending after December 15, 2009 and early application is permitted. We adopted ASU 2009-12 for the interim period that ended December 31, 2009. The adoption did not have a material effect on our results of operations or financial position.

In January 2010, Accounting Standards Update 2010-02 (“Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification—ASC 810 (“Consolidation”)”) was issued. ASU 2010-02 clarifies the scope of the decrease in ownership provisions including deconsolidation and removes the conflict with certain other U.S. generally accepted accounting principles, and expands disclosures. The amendments are effective retrospectively to the first period that an entity adopted FASB Statement No.160 (“Noncontrolling Interests in Consolidated Financial Statement—an amendment of ARB No. 51”), which was replaced by ASC 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”). We adopted ASU 2010-02 as of April 1, 2009, retrospectively. The adoption did not have material effect on our results of operations or financial position.

In January 2010, Accounting Standards Update 2010-06 (“Improving Disclosures about Fair Value Measurements—ASC 820 (“Fair Value Measurements and Disclosures”)”) was issued. ASU 2010-06 improves existing disclosures and adds new disclosures. Disclosures in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. Other disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, and we adopted those other disclosure requirements for the period ended March 31, 2010. The adoption did not have material effect on our results of operations or financial position.

In February 2010, Accounting Standards Update 2010-10 (“Amendments for Certain Investment Funds—ASC 810 (“Consolidation”)”) was issued. ASU 2010-10 defers adoption of FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”) which was codified by ASU 2009-17 (“ASC 810 (“Consolidation”)”) for a reporting entity’s interest in an entity:

•	That has all the attributes of an investment company or

•	For which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.

The amendments in ASU 2010-10 are effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period. The adoption will not have a material effect on our results of operations or financial position.

RISK MANAGEMENT

Risk Control

The ORIX Group allocates management resources by taking into account group-wide risk preference based on management strategies as well as the strategy of individual business units. Our board of directors and executives regularly review the performance of each business unit, evaluate the progress and profitability of each unit’s plan being carried out based on their respective strategy, and take responsive measures they deem appropriate or necessary in light thereof. This process enables us to control the balance sheet and to allocate more management resources to business units viewed as having greater growth potential.

The ORIX Group, in addition to the unit monitoring, also monitors risk on an individual transaction and total portfolio basis.

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

In analyzing a total portfolio, the following characteristics are monitored: client tier, region, transaction type, risk type, debt status and concentration of major debtors. Some of these are scrutinized and analyzed by each operating department according to its industry characteristics and some are analyzed from a group perspective by the Risk Management Headquarters. Monitoring results are regularly reported to the executive committee, and measures are taken to rapidly understand and minimize all types of risk.

Main Risk Management

We view credit risk, market risk, business risk, risk related to fund procurement, legal risk and other operational risk as the main risks facing us. Each risk is managed according to its individual characteristics.

Credit Risk Management

We define credit risk as uncertainty in future investment recovery caused by the fluctuation of cash flow from debtors and investees. As our main business is financial services, we manage credit risk in almost all of our business segments, in particular Corporate Financial Services, Investment Banking and Overseas Business.

Credit Risk Management mainly consists of (i) credit evaluation for each transaction, (ii) portfolio management and (iii) implementation of corrective actions for the management of problem assets.

Credit evaluation for each transaction is performed by periodically monitoring such elements as performance, collateral and progress of collection. As risk management of individual debtors is especially important, we also emphasize credit evaluation at the beginning of each transaction and continuous risk monitoring of individual credit after the transaction has been made, with a focus on sufficiency of collateral and guarantees, liquidation of debt and the distribution of debtors and their business fields.

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

Regular evaluation of individual debtors, and of our comprehensive portfolio, as well as measures to set credit line limits, allow us to control exposures to the markets with potentially high risks.

Under the current business environment, taking prompt corrective action for the management of problem assets is the most important task. We seek to identify problem assets quickly, and we respond promptly based on various conditions of each transaction. Problem assets include debtors who have petitioned for bankruptcy or civil rehabilitation, or other insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose debts are not collected for three months or more, and whose businesses have deteriorated or who are involved in fraud.

In making collections, we believe an early response is extremely important. When information is received regarding the emergence of problem assets, the relevant sales and marketing departments, in cooperation with the Risk Management Headquarters, take steps to secure collateral or other guarantees and to begin the collection process. The Risk Management Headquarters plays an important role in the collection process by drawing on its accumulated experience and by working closely with our sales and marketing departments. The accumulated experience is reflected in our evaluation criteria of each credit transaction and portfolio analysis.

Market Risk Management

We define market risk as the risk of negative impact on our portfolio or on the market value of our financial assets caused by variation in market conditions, such as interest rates, exchange rates, stock prices, product prices or credit spreads. For a further discussion regarding our interest rate risks and exchange rate risks related to fund procurement, please see “—Risk Management Relating to Fund Procurement—Interest Rate Risk and Exchange Rate Risk Management” below.

We manage market risks in the following segments:

1.	Investment Banking: Private equity investment, venture capital investment, proprietary investment;

2.	Retail: Investment in securities in our life insurance business; and

3.	Overseas Business: Investment in securities in the United States, private equity investment.

We monitor risks in our portfolio by quantifying risks based on market fluctuations and defining acceptable risk levels. Risks are quantified based on statistical methods, qualitative scenario analyses, stress tests and sensitivity analyses.

As non-trading assets are mainly impacted by credit risk, we set appropriate market risk parameters based on types of assets or on specific business portfolios and evaluate the impact of market fluctuation.

In connection with investments in securities by ORIX Life Insurance in Japan and ORIX USA in the United States, our investment departments regularly monitor interest rate policies, economic conditions and securities and financial market trends. We also analyze on a daily basis price movements of securities, profits and losses on each investment and financial conditions of companies in which we invest, as well as other factors. Our risk management departments review and compare daily reports against internal guidelines and macro- and microeconomic conditions.

Business Risk Management

Various risks are inherent to our daily business, such as the risks associated with our judgment in our investments, our selection of new products for development and our competitors’ marketing strategies or pricing. We define business risk as risks related to entry into the market, uncertainty of future business performance caused by changes in business and competitive environment and market fluctuation risks in the used car and real estate markets.

We monitor the scenario analyses and stress tests for each of our business risks. The evaluation and verification of the cost of withdrawal from a business is also subject to monitoring.

We manage market risks in the Maintenance Leasing and Real Estate segments. A principal risk relating to operating leases in the Maintenance Leasing segment is the risk of fluctuation in the residual value of the leased properties. In order to control fluctuations in residual value, we monitor our inventories of leased items, market environments and the overall business environment.

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

Risk Management Relating to Fund Procurement

We view liquidity risks, interest rate risks and exchange rate risks as significant risks associated with fund procurement. We establish ALM rules so that we can maintain an accurate understanding of these risks and appropriately respond to them. We analyze and understand the risk management situation, and the Financial Control Headquarters reports the results to the CFO and executive officers for taking necessary actions.

Liquidity Risk Management

Liquidity risk is the risk that we will be unable to obtain the necessary funds to meet our commitments and obligations, or be forced to procure funds at unusually high interest rates, due to market turmoil or deterioration in our financial condition. The important objective of our liquidity risk management is to create a liquidity structure that matches asset size and structure to our management’s goals. In order to achieve this, we place emphasis on maintaining a highly flexible balance sheet. At the same time, we seek to diversify funding sources to reduce refinancing risks, which may be caused by large market fluctuations. Specifically, we monitor liquidity by projecting future cash flow from the maturity of assets and liabilities, conducting liquidity risk analysis including future trends and assuming such environmental stresses as financial market turmoil and a reduction of ORIX’s credit ratings. Measures we use to manage liquidity risk include diversifying funding sources, establishing committed credit lines with financial institutions and adjusting the balance of short-term and long-term debt, taking into account prevailing market conditions.

Interest Rate Risk and Exchange Rate Risk Management

Interest rate risk represents our exposure to assets and liabilities whose values fluctuate with interest rates. For example, we may incur a loss if the fair value of our assets and liabilities declines due to a change in interest rates, or earnings may decline if an increase in interest rates causes interest expenses to increase by an amount greater than the increase in interest received. We analyze these risks from a variety of perspectives, including basis point value, slope point value, value at risk (“VaR”), as well as the potential effect on income for a given period. After making quantitative and qualitative assessments of interest rate risk, we manage our business to keep the overall amount of interest rate risk within a fixed range.

We manage exchange rate risk by using foreign currency loans, foreign exchange contracts, currency swaps and other instruments to hedge the exchange rate fluctuation risks that arise in connection with our business transactions in foreign currencies and overseas investments. For unhedged foreign currency-denominated assets and investments to overseas subsidiaries, we monitor and manage exchange rate risks as in managing interest rate risks, in addition to utilizing VaR and other metrics.

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

We set derivative transaction management rules and guidelines for each of our group companies based on Group-wide policies, and we have a system of internal controls for derivative transactions.

Legal Risk Management

Transactional legal risk is a major type of legal risk that we face in our business. Transactional legal risk includes the risk that the contracts into which we enter contain unintended conditions, are not legally effective or the contemplated transactions cannot be carried out as stipulated in the contract, or that the transactions in which we participate involve activities that violate, or are not in strict compliance with, applicable laws. When we consider a new transaction, new product development or other new business activities, our risk management system requires an examination of these types of legal risks.

In an attempt to prevent and mitigate such legal risks, in Japan we require, in principle, that the Legal and Compliance Department and the Risk Management Headquarters be involved in transactions from initial consideration through the documentation process in which transaction-related contracts are prepared for internal review and final approval. Contracts may not be approved internally unless they follow our prescribed rules and guidelines. The Legal and Compliance Department and the Risk Management Headquarters are also involved in the process for the approval of such contracts in accordance with our internal rules. Depending on the size and importance of a given transaction, we may also utilize the expertise of outside lawyers. To ensure that proper legal procedures are followed in connection with legal disputes and litigation, we require that the Legal and Compliance Department and the Risk Management Headquarters be involved in such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties. The status of any lawsuits is reported to the Group Executive Officer meetings regularly.

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

Overseas, each Group company works to avoid, prevent and mitigate risks through an in-house lawyer and, when necessary, with the involvement of outside lawyers and others.

In addition, the Legal and Compliance Department and the Risk Management Headquarters conduct monitoring activities to prevent the violation of intellectual property rights, and to quickly take necessary measures if and when violations are discovered.

Other Operational Risk Management

As our business has expanded in recent years, operational risk management has become a significant component of our overall risk management. Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. As part of operational risk management, we are also continually seeking to strengthen our internal control and compliance functions.

The Risk Management Headquarters conducts quantitative and qualitative evaluation and regular monitoring of risk. ORIX Computer Systems works to reduce operational risk by the maintenance and operational administration of internal systems. The Internal Audit Department monitors the effectiveness and efficiency and compliance with applicable rules and regulations by our various operations; the status of improvements to and compliance with our internal rules; and the status of each department’s self-examinations based on an annual internal audit plan that focuses on material risks. As a result of monitoring, we evaluate the current status of internal controls and make improvements as necessary.

Additionally, in order to raise awareness of compliance issues among employees, the Legal and Compliance Department has produced a compliance manual and distributed it to all employees in Japan. The department also plans and executes a compliance improvement plan for each Group company in accordance with their respective business profiles, which plans are based on annual Group-wide compliance policies. We consider the results to improve the effectiveness of our compliance systems.

Regarding natural disaster risk, we have established Natural Disaster Risk Management Regulations. We have developed a system in which the Human Resources and Corporate Administration Headquarters supervises the coordination of recovery activities after the occurrence of a natural disaster in Japan, while the Global Business and Alternative Investment Headquarters handles the overseas function. By distributing a natural disaster manual to all its employees in Japan and carrying out disaster drills in accordance with these regulations, we maintain a framework to respond appropriately to a natural disaster.

Individual Business Risk Management

We have a large portfolio, including financial service operations, and we perform complete and transparent monitoring and control according to the characteristics of each operation. The risk situation for each business unit is analyzed both quantitatively and qualitatively on both the individual transaction and portfolio levels, and the necessary measures to minimize changes in profitability are implemented. Contents of individual business unit level analyses are shared throughout the Group, and risk related to decreased profitability is controlled by capitalizing on a diverse business portfolio through measures including managing risk through intra- business unit cooperation.

Corporate Financial Services Segment

Credit risk is the main risk of the Corporate Financial Services segment.

We reduce risk by diversifying borrowers and industries and by emphasizing credit screening at the beginning of each transaction. After a transaction has been made, the sales departments regularly monitor the performance, collateral and progress of collection of customers whose balance exceeds a certain level. The Risk Management Headquarters regularly checks customers with large credit balances.

We analyze the current condition and outlook for specific industries and sectors, and also analyze the potential impact on the debtor while making decisions about future transactions in that specific industry or sector.

We take appropriate actions by thoroughly analyzing the condition of each problem asset. Specifically, in transactions collateralized by real estate, we take various measures such as capitalizing on the networks of our real estate-related departments to sell properties or introduce tenants.

Maintenance Leasing Segment

The main risk of the Maintenance Leasing segment is business risk.

For instance, this segment has commodity market fluctuation risks for property under operating leases. We continuously monitor market environments and fluctuation in the resale value of leased property, and adjust residual value estimates of leased items in new transactions accordingly.

Cost fluctuation (prime cost) is the main risk of providing various services such as outsourcing. We analyze initial preconditions and performance, monitor future forecasts, and control costs at an appropriate level.

Additionally, there is the risk that the quality level of our services may fall below the required level due to changes in the operating environment or changes and diversification of client needs. We monitor our service quality level quantitatively and qualitatively, and continuously strive to improve our level of service according to the operating environment.

We also conduct credit monitoring on individual transactions to address credit risks.

Real Estate Segment

The main risk of the Real Estate segment is business risk.

We focus on cash flow when making investment or project decisions. We reduce risk related to real estate price fluctuations by comparing cash flow performance to the initial plan and by improving the occupancy rate.

We invest mainly in small properties, and diversify risk by investing in large properties through joint ventures with partners.

Furthermore, emphasis is placed on monitoring investment strategies and schedules. The strategy is reevaluated in the case of a major divergence from the initial forecast.

The following factors are considered for condominiums: development and sales schedule, unit sales progress, and rate of return.

The following factors are considered in the case of development and rental properties: development and retention schedule and NOI yield. We capitalize on the Group’s network in order to improve occupancy rates and promote sales.

We monitor occupancy rates and rates of return and focus on creating manuals and educating employees in order to minimize business and operational risk in our operating asset business.

Investment Banking Segment

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

Credit risk and market risk are the main risks of the principal investment business conducted by the Investment Banking segment, which varies according to the stage of development. Credit risk is high for companies for which we are raising corporate value due to the focus on cash flow. Market risk increases as time for collection nears, due to measuring the corporate value by referencing the corporate values of similar industries.

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

After an investment has been made, each transaction is monitored for deviations in cash flow, increased corporate value, exit strategy, corporate strategy, and business environment from the original scenario. The frequency of monitoring has been increased during these times of rapid changes in the business environment, and we are simultaneously verifying the adequacy of investment scenarios and swiftly taking the necessary actions. We are working to enhance the management of investments that have a significant impact on the profitability of ORIX Group through such measures as the dispatch of management personnel.

Retail Segment

Credit risk is the main risk of trust and banking business.

The housing loan business (for the purchase of properties for self-occupancy and investment purposes, and apartments) manages individual screenings, each of which consists of a comprehensive evaluation including the cash flows that can be derived from the property, collateral value and the client’s potential to repay.

Decision making for corporate loans is based on a detailed investigation of client performance, business plan, purpose of the loan, source of repayment as well as industry trends. In addition to individual screenings when loans are arranged, we also reduce risks by diversifying the industry and products of our portfolio.

The main business risk in the life insurance business is risk associated with accepting insurance contracts.

Before finalizing insurance contracts, ORIX Life Insurance takes thorough measures to prevent the acceptance of fraudulent contracts by rigorously examining health condition declarations and medical examination reports as well as by taking steps to check the status of other insurance contracts. These measures promote the fair and equitable treatment of policyholders and, because they are important determinants of future insurance-related profitability, ORIX Life Insurance promotes their effective execution by ensuring the hiring of sufficient staff and encouraging staff to acquire specialized know-how. ORIX Life Insurance also educates and instructs representative branch staff and agents to enhance compliance regarding the prevention of personal information leaks and regarding the solicitation of insurance.

Overseas Business Segment

Operations in Asia and Oceania

Credit risk is the main risk of the leasing and loan businesses operated by local subsidiaries mainly in Asia.

When making a transaction we emphasize credit evaluation and require adequate guarantees and collateral, in addition to diversifying small transactions. We monitor the portfolio by industry, location and type of collateral. We regularly monitor the performance of major credit exposure.

In addition, we take appropriate actions for problem assets by thoroughly analyzing condition of each asset.

The Risk Management Headquarters monitors the country risk of the overseas portfolio. In addition, it shares information regarding the portfolios of local subsidiaries, performance of major clients, condition of problem assets, and clients of particular concern. Risk management in the principal investment business, which is mainly in Asia, is conducted in a similar manner as the Investment Banking segment.

The main risk for ship and aircraft related business is the high volatility in the residual value of operating lease assets. To address this risk, in addition to restricting the lease to ships and aircrafts with general versatility, we constantly monitor the valuation of our portfolio and consider the possibility of selling each vessel based on prevailing market conditions.

U.S. Operations

The main risks for the investment and finance business in the U.S. are credit risk, market risk and operational risk.

At the time of origination, we assign an internal credit rating for each investment and loan taking into consideration the credit status of the borrower or company in which we are investing and the collateral for the transaction.

For investments and loans with a rating requiring attention, we produce an objective evaluation regarding the possibility of collection of such investments and loans, and decide management policies such as provisions and impairments.

Regarding market risk, we monitor on a daily basis the market value and mark-to-market valuation of our investments and loans. In addition, we proactively manage risk by referring to the credit risk information for each investment and loan that we acquired during the credit risk management process and by conducting early exits to secure profits or minimize losses.

Regarding operational risk, finance provider and manager are separated. Each acts independently according to the financing process manual. Also, the Internal Audit Department regularly inspects the performance of our investing and lending operations.

The main risk of Houlihan Lokey, which handles our investment banking business in the United States is operational risk.

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

At the 40th annual general meeting of shareholders held in June 2003, shareholders of ORIX passed a resolution to amend ORIX’s articles of incorporation and allow the Company to adopt a “Company with Committees” board model, which became possible as a result of the amendment to the Law for Special Provisions for the Commercial Code of Japan (the “old Commercial Code”), effective April 2003. The Company with the Committees board model replaced the former system that required corporate auditors to monitor the board on behalf of shareholders.

When the Companies Act of Japan (the “Companies Act”) came into effect in May 2006, ORIX automatically became a company with a revised “Company with Committees” board model under the related enacting provisions for the Companies Act, through which any company with a “Company with Committees” board structure under the old Commercial Code was deemed to have amended its articles of incorporation, to include a provision regarding the structure of the board of directors, committees and accounting auditors. There are no substantial differences between the system for companies with a “Company with Committees” board model under the old Commercial Code and the revised system for companies with a “Company with Committees” board model under the Companies Act.

The Company with Committees board model, as stipulated under the Companies Act, requires the establishment of three committees, the Nominating, Audit and Compensation Committees, composed of members of the board of directors. Each committee is required to consist of three or more directors, a majority of whom must be “outside” directors. Directors may serve on more than one committee. The term of office of committee members is not stipulated under the Companies Act. However, as a committee member must be a director of the company, the term expires at the close of the first annual general meeting of shareholders after his or her election. Under the Companies Act, an “outside” director is defined as a director who does not have a role in executing the company’s business, meaning those who have not assumed, in the past the position of a representative director or a director with the role of executing the business, executive officer (shikkou-yaku), manager or any other employee of the company or its subsidiaries, and who does not currently assume such position of such company or subsidiaries. Each committee of ORIX is currently composed entirely by outside directors.

The Nominating Committee determines the conditions necessary for director independence. Presently, all outside directors meet such conditions. We believe that opinions from outside directors based on his/her expertise and having no material interest with ORIX, will promote increased management transparency and objectivity.

Board of Directors

ORIX’s board of directors has the ultimate decision-making responsibility for our important affairs. It also monitors the performance of the directors and executive officers, and receives performance reports from the executive officers. The articles of incorporation of ORIX provide for no less than three directors. Directors are elected at general meetings of shareholders. The term of office for any director, as stipulated under the Companies Act, for companies that adopt a “Company with Committees” board model, expires at the close of the first annual general meeting of shareholders after his or her election.

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

With the exception of the aforementioned items, the board of directors may delegate substantial management authority to representative executive officers under this system. Representative executive officers make decisions on management issues as delegated by the board of directors and perform the business of the company. For example, the board may delegate to representative executive officers the authority to approve issuances of shares of capital stock and bonds. In addition, the Companies Act permits an individual to simultaneously be a director and a representative executive officer of the company.

From April 1, 2009 through March 31, 2010 the board of directors met eight times. The attendance rate of directors for these meetings was 97%.

The board of directors includes 13 members, six of whom are outside directors.

Nominating Committee

The Nominating Committee is authorized to propose the slate of director appointments or dismissals to be submitted to the annual general meeting of shareholders. Directors shall be elected and dismissed by a resolution of the annual general meeting of shareholders. In addition, the Nominating Committee deliberates on the appointment or dismissal of our executive officers and group executives, although this is not required under the Companies Act.

From April 1, 2009, through March 31, 2010, the Nominating Committee met five times. The attendance rate of these meetings was 88%.

The Nominating Committee comprises five members: Takeshi Sasaki (Chairman), Yoshinori Yokoyama, Hirotaka Takeuchi, Robert Feldman, Takeshi Niinami. All five members are outside directors.

Furthermore, the Nominating Committee determines whether the conditions necessary for director independence have been met in accordance with nomination criteria for outside directors, which are:

•

No individuals, or any of their family members(1), may receive a compensation of more than ¥10 million annually excluding compensation as an employee for family members, and excluding the individual’s compensation as outside directors, from ORIX or its subsidiaries.

•	No individuals, or any of their family members(1), may be a major shareholder of ORIX (more than 10% of issued shares) or represent the interests of a major shareholder.

•

No individuals may have served as an executive officer or an employee of ORIX or its subsidiaries within the past five years. None of their family members(1) may have served as an executive officer of ORIX or its subsidiaries within the past five years.

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

The Audit Committee met eight times from April 1, 2009 through March 31, 2010. The attendance rate of these meetings was 91%.

Eiko Tsujiyama (Chairman), Yoshinori Yokoyama, and Takeshi Sasaki comprise the Audit Committee. All three members are outside directors.

Eiko Tsujiyama is qualified as a certified public accountant and has extensive knowledge in finance and accounting as a professional accountant.

Compensation Committee

The Compensation Committee has the authority to set the policy for determining compensation for directors and executive officers in accordance with the Companies Act and to set the specific compensation for each individual director and executive officer. Director and executive officer compensation information is disclosed in accordance with the Companies Act and the Financial Instruments and Exchange Act.

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

Compensation Policy for Directors

The compensation policy for directors who are not also executive officers aims for a level and composition of compensation that is effective in maintaining supervisory and oversight functions of executive officers’ performance in business operations, which is the main duty of directors. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on duties performed, and a shares component of compensation(1).

Compensation Policy for Executive Officers

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while incorporating in its composition a component that is linked to current period business performance. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on positions and duties performed, a performance-linked component, and a shares component of compensation(1).

From April 1, 2009 through March 31, 2010, the Compensation Committee met four times to determine policies. The attendance rate of these meetings was 88%.

The Compensation Committee is comprised of Yoshinori Yokoyama (Chairman), Hirotaka Takeuchi, Takeshi Sasaki, Eiko Tsujiyama, and Takeshi Niinami. All five members are outside directors.

Note: (1)	The shares component of compensation is a program in which points are annually allocated to directors and executive officers based upon prescribed standards and the compensation provided is the amount equal to the accumulated number of points multiplied by the stock price at the time of retirement. Under this program, directors and executive officers have an obligation to purchase shares from the company at the stock price that prevails at the time of their retirement using the after-tax compensation provided.

AUDITORS’ INDEPENDENCE

The ORIX Group must appoint independent certified public accountants, who have the statutory duty of examining the non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The independent certified public accountants must present an auditor’s report to the Audit Committee and the executive officers specified by the board of directors. The independent certified public accountants are also responsible for auditing financial statements that are submitted to the Kanto Local Finance Bureau of the Ministry of Finance (“Kanto Local Finance Bureau”). The board of directors is required to submit the audited consolidated and non-consolidated financial information to the annual general meeting of shareholders, and this information is also required to be submitted to the Tokyo Stock Exchange, the Osaka Securities Exchange and the Kanto Local Finance Bureau.

Presently, our independent certified public accountants are KPMG AZSA & Co. The independence of KPMG AZSA & Co. has been considered and confirmed by our audit committee.

In addition to the non-consolidated financial statements that are prepared under Japanese GAAP, we also prepare consolidated financial statements in accordance with U.S. GAAP. U.S. GAAP consolidated financial information is used by management for evaluating our performance and forms the basis for presentation of financial information to our shareholders. The consolidated financial statements prepared in accordance with U.S. GAAP that are reported at the annual general shareholders meeting and included in this annual report filed with the SEC have been audited by KPMG AZSA & Co. which is registered with the PCAOB in the United States.

In the opinion of management, the provision of non-audit services did not in any way influence the independence of the audits conducted by KPMG AZSA & Co. because management took full responsibility for decisions relating to the activities affected by these services and KPMG AZSA & Co. and its affiliates did not assume any of management’s authority and duties.

THE DIRECTORS

The directors of ORIX as of June 29, 2010 are as follows:

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 29, 2010
Yoshihiko Miyauchi(1) (Sep. 13, 1935)	Director, Representative Executive Officer, Chairman and Chief Executive Officer	Aug. 1960	Joined Nichimen & Co., Ltd. (currently Sojitz Corp.)	39,380
		Apr. 1964	Joined ORIX
		Dec. 1967	General Manager of the Office of the President
		Mar. 1970	Director
		Nov. 1973	Corporate Senior Vice President
		May. 1976	Corporate Executive Vice President
		Nov. 1977	Representative Director
		Dec. 1979	Deputy President
		Dec. 1980	President and Chief Executive Officer
		Apr. 2000	Chairman and Chief Executive Officer
		Mar. 2003	Outside Director of SHOWA SHELL SEKIYU K.K.
		Apr. 2006	Outside Director of ACCESS Co., Ltd.

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 29, 2010
Yukio Yanase(2) (Jun. 15, 1944)	Director, Representative Executive Officer, President and Chief Operating Officer	Apr. 1968	Joined Saitama Bank (currently Resona Bank, Ltd.)	1,882
		Oct. 2001	President
		Nov. 2003	Joined ORIX as Advisor
		Feb. 2004	Corporate Executive Vice President
		Feb. 2005	Deputy President
		Jun. 2005	Director
		Jan. 2008	Representative Executive Officer, President and Chief Operating Officer
		Jun. 2009	Outside Director of TDK Corp.

Hiroaki Nishina	Director,	Apr. 1968	Joined ORIX	3,786
(Sep. 18, 1944)

Deputy President

Group Corporate Sales Administrative Headquarters

Investment Banking Headquarters

Group Osaka Representative

Chairman, ORIX Real Estate Corporation

President, ORIX Baseball Club Corporation

		Jan. 1990	General Manager of Sales Department I of Tokyo Sales Headquarters
		Jun. 1993	Director
		Jun. 1998	Executive Officer
		Jun. 2000	Corporate Senior Vice President
		Apr. 2002	Corporate Executive Vice President
		Feb. 2005	Deputy President
		Jan. 2009	Responsible for Group Corporate Sales Administrative Headquarters
		Mar. 2009	Group Osaka Representative Outside Director of DAIKYO
		Jan. 2010	Responsible for Investment Banking Headquarters

Haruyuki Urata (Nov. 8, 1954)	Director, Deputy President and Chief Financial Officer Corporate Planning Department Corporate Communications Department Financial Control Headquarters	Apr. 1977	Joined ORIX	1,487
		Feb. 2004	Deputy Head of the Risk Management Headquarters
		Feb. 2005	Executive Officer
		Aug. 2006	Corporate Senior Vice President
		Jun. 2007	Director
		Jan. 2008	Deputy President
		Jan. 2009	Chief Financial Officer
		Jun. 2009	Responsible for Financial Control Headquarters
		Nov. 2009	Responsible for Corporate Communications Department
		Jun. 2010	Responsible for Corporate Planning Department
Outside Director of Monex Group, Inc.

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 29, 2010
Makoto Inoue (Oct. 2, 1952)	Director, Corporate Executive Vice President Global Business and Alternative Investment Headquarters	Apr. 1975	Joined ORIX	1,000
		Jan. 2003	Deputy Head, Investment Banking Headquarters
		Feb. 2005	Executive Officer
		Jan. 2006	Corporate Senior Vice President
		Jan. 2009	Responsible for Global Business and Alternative Investment Headquarters
		Jun. 2009	Corporate Executive Vice President
		Jun. 2010	Director
Deputy President

Kazuo Kojima (Jul. 5, 1956)	Director, Corporate Executive Vice President Domestic Sales Administrative Headquarters	Apr. 1980	Joined ORIX	2,617
		Apr. 2003	Deputy Head of Real Estate Finance Headquarters
		Feb. 2005	Executive Officer
		Jan. 2007	Corporate Senior Vice President
		Jan. 2008	Corporate Executive Vice President
		Jun. 2008	Director
		Jan. 2010	Responsible for Domestic Sales Administrative Headquarters

Yoshiyuki Yamaya (Oct. 20, 1956)	Director, Corporate Executive Vice President Real Estate Headquarters President, ORIX Real Estate Corporation	Apr. 1980	Joined ORIX	2,280
		Apr. 2001	General Manager of the Office of the President
		Feb. 2005	Group Executive
		Aug. 2006	Executive Officer
		Jan. 2008	Group Senior Vice President
		Jan. 2009	Corporate Senior Vice President Responsible for Real Estate Headquarters
		Jun. 2009	Director Corporate Executive Vice President

Yoshinori Yokoyama (Sep. 16, 1942)	Outside Director Outside Director, Sumitomo Mitsui Financial Group, Outside Director, Sumitomo Mitsui Banking Corporation	Apr. 1966	Joined Kunio Maekawa & Associates (Tokyo)	600
		Sep. 1973	Joined Davis, Broady & Associates (New York)
		Sep. 1975	Joined McKinsey and Company, Inc.
		Jul. 1987	Director
		Jun. 1999	Advisor of ORIX
		Jun. 2002	Outside Director of ORIX
		Jun. 2006	Outside Director, Sumitomo Mitsui Financial Group and Sumitomo Mitsui Banking Corp

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 29, 2010
Hirotaka Takeuchi (Oct. 16, 1946)	Outside Director Professor, Harvard Business School Outside Director, Trend Micro Incorporated	Apr. 1969	Joined McCann-Erickson Hakuhodo Co., Ltd. (currently McCann-Erickson Japan, Inc.)	0
		Sep. 1976	Lecturer at Harvard Business School
		Dec. 1977	Assistant Professor
		Apr. 1983	Assistant Professor at Hitotsubashi University’s School of Commerce
		Apr. 1987	Professor
		Apr. 1998	Dean of the Graduate School of International Corporate Strategy, Hitotsubashi University
		Jun. 2000	Corporate Auditor of ORIX
		Jun. 2004	Outside Director of ORIX
		Mar. 2005	Outside Director of Trend Micro Incorporated
		Jul. 2010	Professor at Harvard Business School (to be appointed)

Takeshi Sasaki (Jul. 15, 1942)	Outside Director Professor, Gakushuin University, Faculty of Law, Department of Political Studies, Outside Director, East Japan Railway Company, Outside Director, TOSHIBA Corporation	Apr. 1968	Assistant Professor at the University of Tokyo, School of Law	0
		Nov. 1978	Professor
		Apr. 1991	Professor at the University of Tokyo Graduate Schools for Law and Politics
		Apr. 1998	Dean of the University of Tokyo Graduate Schools for Law and Politics and School of Law
		Apr. 2001	President of the University of Tokyo
		Jun. 2003	Chairman of The Japan Association (currently, incorporated) of National Universities
		Apr. 2005	Professor at Gakushuin University, Faculty of Law, Department of Politics
		Jul. 2005	Advisor of ORIX
		Jun. 2006	Outside Director of East Japan Railway Co.
Outside Director of ORIX
		Jun. 2007	Outside Director of TOSHIBA Corp.

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 29, 2010
Eiko Tsujiyama (Dec. 11, 1947)	Outside Director Professor, Waseda University’s School of Commerce and the Graduate School of Commerce Corporate Auditor, Mitsubishi Corporation	Nov. 1973	Certified Public Accountant	0
		Aug. 1980	Assistant Professor at Ibaraki University’s School of Humanities
		Apr. 1985	Assistant Professor at Musashi University’s School of Economics
		Apr. 1991	Professor at Musashi University’s School of Economics
		Apr. 1996	Dean of Musashi University’s School of Economics
		Apr. 2003	Professor at Waseda University’s Faculty of Commerce and the Graduate School of Commerce
		Jun. 2008	Corporate Auditor of Mitsubishi Corporation
		Jun. 2010	Outside Director of ORIX

Robert Feldman (Jun. 12, 1953)	Outside Director Managing Director and Head of Japan Economic Research, Morgan Stanley MUFG Securities Co., Ltd.	Oct. 1983	Economist, International Monetary Fund	0
		Apr. 1990	The Chief Economist, Salomon Brothers Inc.(currently Citigroup Global Markets Japan Inc.)
		Feb. 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
		Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Jun. 2010	Outside Director of ORIX

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 29, 2010
Takeshi Niinami (Jan. 30, 1959)	Outside Director President and CEO, Lawson, Inc Outside Director, ACCESS, Co, Ltd.	Jun. 1995	President of Sodex Corporation	0
		Apr. 2001	Unit Manager of Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
		May. 2002	President and Executive Officer, Lawson, Inc
		Mar. 2005	President and CEO, Lawson, Inc
		Apr. 2006	Outside Director, ACCESS, Co, Ltd.
		Jun. 2010	Outside Director of ORIX

Notes:	(1)	Yoshihiko Miyauchi started his career at Nichimen & Co., Ltd. currently Sojitz Corporation, in 1960. After four years, he joined Orient Leasing Co., Ltd., now ORIX Corporation, as one of the founding 13 members. In 1980, he was appointed President and CEO. Under his leadership, ORIX has become an integrated financial services company that is consistently at the forefront of innovation. He has been a strong advocate of deregulation, and he served as the President of the Council for Promoting Regulatory Reform, an organization reporting directly to the Cabinet, until October 2006. He earned a BA from Kwansei Gakuin University in 1958 and an MBA from the University of Washington in the USA in 1960.
	(2)	Yukio Yanase held a number of positions at Saitama Bank currently Resona Bank, Ltd. including roles in human resources, international operations, risk management, corporate planning and corporate communications, and investor relations. In October 2001, he was appointed President of Asahi Bank (currently Resona Bank). He joined ORIX Corporation as an Advisor in November 2003. The following year, he was appointed executive officer for ORIX’s overseas operations in addition to his responsibilities for the Office of the President. In February 2005, he was named Deputy President and was additionally given responsibility for the Alternative Investment & Development Headquarters. He became a director in June 2005, and was appointed president and COO of ORIX Corporation in January 2008. He graduated from Waseda University’s School of Law in 1968.
	(3)	All ORIX directors are engaged full-time except Messrs. Yoshinori Yokoyama, Hirotaka Takeuchi, Takeshi Sasaki, Eiko Tsujiyama, Robert Feldman and Takeshi Niinami.

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

With the adoption in June 2003 of the new corporate governance “Company with Committees” board model, “executive officers” were nominated as stipulated under the old Commercial Code. Before the adoption of the “Company with Committees” board model, the term shikkou yakuin (corporate executive officer) was used by us to refer to those executives responsible for executing the decisions made by the board of directors, but there was no specific Japanese law covering the responsibilities and duties of corporate executive officers as this system was voluntarily adopted. Since we adopted the “Company with Committees” board model under the old Commercial Code, our executive officers have borne responsibilities to the Company and to third parties, as the case may be, in a manner similar to the responsibilities borne by directors of companies that still employ a traditional corporate governance system.

When the Companies Act came into effect in May 2006, the Company adopted the “Company with Committees” board model under the Companies Act. There is no substantial difference between the “Company with Committees” board model under the Commercial Code of Japan and under the Companies Act.

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

Important decision making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies:

Investment and Credit Committee

The ICC, which includes members of the top management and the executive officer in charge of investment and credit meets on average three times a month primarily to deliberate and decide on credit transactions and investments that exceed certain specified investment or credit amounts, important matters related to management of the Company and matters that have been entrusted to executive officers by the board of directors. Matters considered crucial to our operations are decided on by the ICC and reported to the board of directors as appropriate.

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

Information Technology Management Committee

The Information Technology Management Committee includes members of the top management and the executive officer in charge of information technology (“IT”) systems, and meets once a month to deliberate and approve important matters concerning fundamental policies for IT operations and IT systems. The committee determines the needs of and priorities for IT investment based on the ORIX Group’s fundamental IT strategies. This method enables ORIX to ensure that IT decisions are consistent with its business strategies. Furthermore, this enables ORIX to pursue its goal of making IT investments that contribute to business growth and help reduce risk.

Disclosure Committee

ORIX believes that disclosure control occupies an important position within the overall scheme of corporate governance. We have set up an information disclosure system with the Disclosure Committee playing a central role in facilitating the appropriate and timely disclosure of information to investors.

The Disclosure Committee, which plays a key role in our disclosure control, is chaired by the CFO and consists of the executive officers in charge of various departments, including: Corporate Planning Department, the Financial Control Headquarters, Risk Management Headquarters, Legal and Compliance Department, Human Resources and Corporate Administration Headquarters and Corporate Communications Department. Upon receiving material information from an executive officer of the ORIX Group, or the person in charge of an ORIX Group company department, the committee discusses whether or not any timely disclosure is necessary, and takes steps to provide appropriate disclosure of such information.

The executive officers of the ORIX Group as of June 29, 2010, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Shareholdings as of June 29, 2010
Tamio Umaki	Corporate Executive Vice President	Chief Information Officer, Human Resources & Corporate Administration Headquarters, IT Planning Office	6,159
Mitsuo Nishiumi	Corporate Senior Vice President	Investment Banking Headquarters Securitization and Capital Markets Office President ORIX Capital Corporation	1,210
Yuki Oshima	Executive Officer	Chairman, ORIX USA Corporation	990
Katsutoshi Kadowaki	Executive Officer	Domestic Sales Administrative Headquarters: Head of District Sales	1,850
Hisayuki Kitayama	Executive Officer	Investment Banking Headquarters President, ORIX Asset Management and Loan Services Corporation	620
Hiroshi Yasuda	Executive Officer	Investment Banking Headquarters	3,702
Katsunobu Kamei	Executive Officer	Domestic Sales Administrative Headquarters: Head of Kinki Sales, Group Osaka Deputy Representative	986
Kenichi Miyauchi	Executive Officer	Risk Management Headquarters	1,470
Yuichi Nishigori	Executive Officer	Financial Control Headquarters	629
Takao Kato	Executive Officer	Financial Control Headquarters President, ORIX Management Information Center Corporation	368
Kazutaka Shimoura	Executive Officer	Risk Management Headquarters	325
Komei Ikebukuro	Executive Officer	Legal and Compliance Department Internal Audit Department	607
Hideo Ichida	Executive Officer	Global Business and Alternative Investment Headquarters	366
Eiji Mitani	Group Senior Vice President	President, ORIX Auto Corporation	1,310

Name	Title	Areas of duties	Shareholdings as of June 29, 2010
Tetsuo Matsumoto	Group Senior Vice President	Deputy President, ORIX Real Estate Corporation Deputy Head, Real Estate Headquarters	3,460
Izumi Mizumori	Group Senior Vice President	President, ORIX Life Insurance Corporation	1,039
Yoshitaka Fujisawa	Group Executive	President, ORIX Computer Systems Corporation	955
Masatoshi Kenmochi	Group Executive	President, ORIX Credit Corporation	400
Keiji Ito	Group Executive	President, ORIX Rentec Corporation	699

EMPLOYEES

As of March 31, 2010, we had 17,725 full-time employees, compared to 18,920 as of March 31, 2009 and 18,702 as of March 31, 2008. We employ 2,616 staff in the Corporate Financial Services segment, 3,335 staff in the Maintenance Leasing segment, 3,704 staff in the Real Estate segment, 2,011 staff in the Investment Banking segment, 1,170 staff in the Retail segment, 3,209 staff in the Overseas Business segment and 1,680 staff as part of our headquarters function as of March 31, 2010. With the exception of the Overseas segment all other staff are located in Japan. As of March 31, 2010, we had 6,210 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.

The mandatory retirement age for our employees is 60, and varies for our subsidiaries and affiliates. ORIX announced in April 2010 an early voluntary retirement program which is available to ORIX employees who are at least 45 years old. Employees who take advantage of this program receive their accrued retirement package plus an incentive premium.

ORIX and some of its subsidiaries have established contributory and non-contributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥2,978 million, ¥3,947 million and ¥5,243 million in fiscal 2008, 2009 and 2010, respectively.

SHARE OWNERSHIP

As of June 29, 2010, the directors, executive officers and group executives of the Company directly held an aggregate of 80,177 Shares, representing 0.07% of the total Shares then in issue.

COMPENSATION

To ensure greater management transparency, we established the executive nomination and compensation committee in June 1999. Its functions included recommending executive remuneration. With the move to a “Company with Committees” board model in June 2003, the committee was replaced with separate Nominating and Compensation Committees. For discussion of these committees, see “Item 6.—Directors, Senior Management and Employees—Nominating Committee” and “—Compensation Committee.”

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

Compensation for directors, executive officers and group executives in fiscal 2010 was ¥1,453 million in the aggregate. Of the aggregate amount, the six non-executive directors received ¥67 million (including ¥59 million for outside directors) in fixed compensation and ¥10 million (including ¥8 million for outside directors) in stock options and the 34 executive officers and group executives (including executive directors) received ¥994 million in fixed compensation, ¥135 million in compensation linked to the performance of the Company and ¥133 million in stock options.

Compensation for Yoshihiko Miyauchi, Representative Executive Officer, Chairman and Chief Executive Officer, was ¥165 million in fixed compensation and ¥18 million in stock options.

In addition, in June 2005, we introduced a share component of compensation. The total number of points granted to directors, executive officers and group executives for fiscal 2010 is equivalent to 38,558 points. Under this system, ¥191 million, which is equivalent to 30,653 points accumulated up to the time of retirement, was paid to executive officers and group executive who retired during fiscal 2010. As a result, the balance to directors, executive officers and group executives as of March 31, 2010 was 93,283 points.

In addition, in June 2005 we established guidelines for ownership of our shares for directors, executive officers and group executives.

There are no service contracts between any of our directors, executive officers or group executives and the Company or any of its subsidiaries providing for benefits upon termination of employment.

The following table shows the names of directors, executive officers and group executives who received stock options, and the number of Shares for which they were granted options, under the stock option plans for each year from 2000 to 2008. No stock options were granted for 2009 and 2010. Each unit of the Shares has one vote. We have not issued any preferred shares. Titles for each individual as of June 29, 2010 unless otherwise described, are as follows:

Name	Title	2000-2008 stock option plans
Yoshihiko Miyauchi	Director, Chairman and Chief Executive Officer	138,200
Yukio Yanase	Director, President and Chief Operating Officer	17,800
Hiroaki Nishina	Director, Deputy President	45,500
Haruyuki Urata	Director, Deputy President and Chief Financial Officer	10,600
Makoto Inoue	Director, Deputy President	11,300
Kazuo Kojima	Director, Corporate Executive Vice President	11,600
Yoshiyuki Yamaya	Director, Corporate Executive Vice President	11,600
Yoshinori Yokoyama	Outside Director	6,700
Hirotaka Takeuchi	Outside Director	5,200
Takeshi Sasaki	Outside Director	1,200
Eiko Tsujiyama	Outside Director	0
Robert Feldman	Outside Director	0
Takeshi Niinami	Outside Director	0
Tamio Umaki	Corporate Executive Vice President	28,900
Mitsuo Nishiumi	Corporate Senior Vice President	9,700
Yuki Oshima	Executive Officer	10,600
Katsutoshi Kadowaki	Executive Officer	8,100
Hisayuki Kitayama	Executive Officer	6,900
Hiroshi Yasuda	Executive Officer	6,280
Katsunobu Kamei	Executive Officer	6,500
Kenichi Miyauchi	Executive Officer	5,400
Yuichi Nishigori	Executive Officer	2,840
Takao Kato	Executive Officer	4,740
Kazutaka Shimoura	Executive Officer	5,580
Komei Ikebukuro	Executive Officer	2,040
Hideo Ichida	Executive Officer	4,580
Eiji Mitani	Group Senior Vice President	18,200
Tetsuo Matsumoto	Group Senior Vice President	24,200
Izumi Mizumori	Group Senior Vice President	19,200
Yoshitaka Fujisawa	Group Executive	4,300
Masatoshi Kenmochi	Group Executive	6,600
Keiji Ito	Group Executive	5,580

STOCK OPTION PLAN

We have adopted various incentive plans. The purpose of our stock option plan is to enhance the awareness of the option holders of the link between management, corporate performance and stock price, and, in this way, improve our business results. These plans are administered by the Human Resources Group of ORIX. For further discussion of the stock-based compensation, see Note 19 in “Item 18. Financial Statements.”

Stock Option Plans

Our shareholders approved stock option plans at the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, under which Shares were purchased from the open market and were held by ORIX for transfer to directors and executive officers and some employees of ORIX upon the exercise of their options.

Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved granting stock acquisition rights plans to our directors and executive officers, and shareholders approved granting the said plans to a portion of our employees, as well as directors, executives and a portion of employees of our subsidiaries and affiliates. In 2009 and 2010, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

Options granted under stock option plans generally expire one year after the termination of the option holder’s service with the ORIX Group.

An outline of the stock option plans authorized since 2000 is as follows.

	Shares granted	Exercise price per Share	Option expiration date
2000 Stock Option Plan	316,700	¥15,733	June 29, 2010
2001 Stock Subscription Rights Plan	300,900	¥11,921	June 28, 2011
2002 Stock Acquisition Rights Plan	453,300	¥7,206	June 26, 2012
2003 Stock Acquisition Rights Plan	516,000	¥6,991	June 25, 2013
2004 Stock Acquisition Rights Plan	528,900	¥11,720	June 23, 2014
2005 Stock Acquisition Rights Plan	477,400	¥18,903	June 21, 2015
2006 Stock Acquisition Rights Plan	194,200	¥29,611	June 20, 2016
2007 Stock Acquisition Rights Plan	144,980	¥31,009	June 22, 2017
2008 Stock Acquisition Rights Plan	147,900	¥16,888	June 24, 2018

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders as of March 31, 2010 registered on our Register of Shareholders. Each unit of the Shares (1 unit = 10 Shares) has one vote and our major shareholders have no different voting rights. We do not issue any preferred shares.

Name	Number of Shares held	Percentage of Issued shares
	(thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	11,718	10.63
The Master Trust Bank of Japan, Ltd. (Trust Account)	10,869	9.86
The Chase Manhattan Bank 385036	4,694	4.25
Japan Trustee Services Bank, Ltd. (Trust Account 9)	4,123	3.74
State Street Bank and Trust Company	2,952	2.67
OD05 Omnibus China Treaty 808150	2,162	1.96
Nats Cumco	2,032	1.84
Mizuho Corporate Bank, Ltd.	1,500	1.36
Northern Trust Company AVFC Re Fidelity Funds	1,459	1.32
Nippon Life Insurance Company	1,385	1.25

ORIX is not directly or indirectly owned or controlled by any corporations, natural or legal persons, severally or jointly. As of March 31, 2010, the percentage of outstanding Shares held by overseas corporations and individuals was 56.98%. On March 31, 2010, approximately 4,062,410 ADSs were outstanding. This is equivalent to 2,031,205 or approximately 1.84% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by 3 record holders in the United States.

In June 2010, we received a copy of a filing made by Fidelity Group to the Kanto Local Finance Bureau on June 11, 2010, indicating the Fidelity Group, primarily through FMR LLC, held 16,117,388 Shares, representing 14.62% of ORIX’s outstanding Shares, as part of Fidelity Group’s assets under management.

In June 2010, we received a copy of a filing made by Nomura Group to the Kanto Local Finance Bureau on June 7, 2010 indicating the Nomura Group, primarily through NOMURA INTERNATIONAL PLC, held 11,062,995 Shares (including 5,557,558 residual securities), representing 9.55% of ORIX’s outstanding Shares, as part of Nomura Group’s assets under management.

In May 2010, we received a copy of a filing made by Alliance Bernstein Group, to the Kanto Local Finance Bureau on May 19, 2010 indicating Alliance Bernstein Group, primarily through Alliance Bernstein L.P., held 11,629,866 Shares, representing 10.55% of ORIX’s outstanding Shares, as part of Alliance Bernstein Group’s assets under management.

In April 2010, we received a copy of a filing made by JP Morgan Asset Management Company, to the Kanto Local Finance Bureau on April 7, 2010 indicating that the JP Morgan Asset Management and several companies of JP Morgan Group held 6,055,517 Shares (including 339,192 residual securities), representing 5.48% of ORIX’s outstanding Shares.

In July 2009, we received a copy of a filing made by Mitsubishi UFJ Financial Group to the Kanto Local Finance Bureau on July 21, 2009 indicating the Mitsubishi UFJ Financial Group, primarily through Mitsubishi UFJ Trust Bank Ltd., held 4,286,037 Shares (including 263,314 residual securities), representing 4.63% of ORIX’s outstanding Shares, as part of the Mitsubishi UFJ Financial Group’s assets under management.

In July 2009, we received a copy of a filing made by Barclays Group to the Kanto Local Finance Bureau on July 31, 2009 indicating the Barclays Group, primarily through Barclays Global Investors, N.A., held 4,454,299 Shares (including 88,999 residual securities), representing 4.04% of ORIX’s outstanding Shares, as part of the Barclays Group’s assets under management.

RELATED PARTY TRANSACTIONS

As of March 31, 2010, no person was the beneficial owner of more than 10% of any class of the Shares which might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with the Alliance Bernstein Group, the Fidelity Group, the JP Morgan Group, the Nomura Holdings Group, or other shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain key management personnel or with certain companies over which we, or our key management personnel, may have a significant influence. Our business relationships with these companies and individuals cover many of the financial services we provide our clients generally. We believe we conduct our business with these companies and individuals in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in us, if they were not our key management personnel, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

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

One of our subsidiaries, ORIX Eco Services Corporation, has entered into an agreement to act as the distribution agent for Aemotech Corporation in Japan for the purchase and sale of Aemotech’s asbestos measuring instruments. Until February 2010, Aemotech was owned by one of our outside directors, Yoshinori Yokoyama. He also had previously served as the director of Aemotech, but resigned as of February 2010. Although this contract is not material to us, it may be material to Aemotech.

One of our subsidiaries, ORIX Living Corporation has entered into a customer referral agreement with ICZ Corporation. As a result, we have had a few transactions with ICZ during fiscal 2009 and 2010. A son of Yoshihiko Miyauchi, one of our directors, is a representative director of ICZ. Although the agreement and related transactions were made in the ordinary course of business and are not material to us, they may be a material to ICZ.

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraphs except as follows. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥116 billion as of March 31, 2010 and did not exceed ¥117 billion at any time during fiscal 2010. Of the total amount of related party loans, ¥97 billion consisted of term loans to ORIX Credit, with interest rates ranging from 1.76 to 3.37%. Most of these loans were entered into while ORIX Credit was still a wholly owned consolidated subsidiary. During fiscal 2010 ORIX Credit became an equity-method affiliate after we sold a 51% stake to Sumitomo Mitsui Banking Corporation in July 2009. The highest outstanding amount of loans to ORIX Credit during fiscal 2010, after ORIX Credit became an equity-method affiliate, was ¥100 billion.

We have extended a ¥20 billion debt assumption facility on behalf of our affiliate, DAIKYO, whereby we agreed to purchase accounts receivable originated by DAIKYO from certain of its suppliers at a discount. The debt assumption was cancelled in August 2009, and as of March 31, 2010 no amount remained outstanding of such accounts receivable that we had purchased under this facility. In fiscal 2010, ORIX Real Estate Corporation, our subsidiary, entered into various real estate transactions with DAIKYO. These dealings are done at fair prices based on third-party appraisal, and consist of less than 5% of DAIKYO’s total sales. We also enter into certain ordinary course of business transactions, including financing leases, with DAIKYO. These transactions are not material to either us or DAIKYO.

In connection with our sale of ORIX Facilities Corporation to DAIKYO in fiscal 2009, ORIX Corporation and ORIX Real Estate Corporation have signed a business collaboration agreement with ORIX Facilities Corporation, which gives ORIX Facilities Corporation certain ordering priorities, subject to reasonable conditions in regard to the management of real estate owned or subdivided by the ORIX Group. Any orders made under the collaboration agreement would be on market terms, and we do not view either the sale of ORIX Facilities nor any transactions contemplated by the collaboration agreement to be material to us, although they may be to ORIX Facilities Corporation or DAIKYO.

Other than those mentioned above, the amount of loans to companies included in the related parties described in (ii) and (v) above totaled ¥1 billion as of March 31, 2010. We believe these loans were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

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

The following table shows the reported high and low sales prices of the Shares on the Tokyo Stock Exchange, excluding off-floor transactions. High and low sales price quotations from the Tokyo Stock Exchange have been translated in each case into dollars per ADS at the noon buying rate for yen expressed in yen per $1.00 in New York City for cable transfer in foreign currencies on the relevant date or the noon buying rate for yen on the next business day if the relevant date is not a New York business day.

TOKYO STOCK EXCHANGE PRICE PER SHARE

	Price per Share (¥)		Translated into dollars per ADS
	High	Low	High	Low
Fiscal Year ended March 31, 2006	36,800	13,330	157	63
Fiscal Year ended March 31, 2007	38,150	24,330	162	104
Fiscal Year ended March 31, 2008	35,200	11,930	146	123
Fiscal Year ended March 31, 2009
First fiscal quarter	21,240	13,640	101	67
Second fiscal quarter	17,700	11,500	82	55
Third fiscal quarter	13,290	3,710	65	20
Fourth fiscal quarter	5,590	1,707	30	9
Fiscal Year ended March 31, 2010
First fiscal quarter	6,710	3,200	34	16
Second fiscal quarter	7,450	4,890	40	26
Third fiscal quarter	6,760	5,260	38	29
Fourth fiscal quarter	8,480	6,290	45	34
Recent Six Months
December 2009	6,550	5,870	37	34
January 2010	7,320	6,290	40	34
February 2010	7,140	6,670	39	37
March 2010	8,480	6,760	45	38
April 2010	8,770	7,980	47	43
May 2010	8,440	6,350	46	35

NEW YORK STOCK EXCHANGE

The ADSs are listed on the New York Stock Exchange under the symbol “IX.”

Two ADSs represent one share. On March 31, 2010, approximately 4,062,410 ADSs were outstanding. This is equivalent to 2,031,205 or approximately 1.84% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by 3 record holders in the United States.

The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE PRICE PER ADS

	Price per ADS ($)		Average daily trading volume (shares)
	High	Low
Fiscal Year ended March 31, 2006	155.47	64.49	8,411
Fiscal Year ended March 31, 2007	160.03	106.75	13,694
Fiscal Year ended March 31, 2008	144.79	61.00	36,090
Fiscal Year ended March 31, 2009
First fiscal quarter	98.79	72.00	42,309
Second fiscal quarter	78.74	56.05	34,817
Third fiscal quarter	63.67	22.81	63,778
Fourth fiscal quarter	29.81	9.72	136,906
Fiscal Year ended March 31, 2010
First fiscal quarter	33.03	17.35	46,571
Second fiscal quarter	39.55	27.34	87,978
Third fiscal quarter	37.21	29.37	31,009
Fourth fiscal quarter	44.29	34.72	19,477
Recent Six Months
December 2009	36.31	34.12	14,533
January 2010	39.62	34.72	23,170
February 2010	39.20	37.05	18,295
March 2010	44.29	38.31	17,403
April 2010	45.79	43.49	13,267
May 2010	46.03	37.42	18,555

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

Purposes

Our corporate purposes, as provided in Article 2 of our articles of incorporation, are to engage in the following businesses: (i) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types; (ii) moneylending business, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, agent for collection of money and other financial business; (iii) holding, investment in, management, purchase and sale of financial instruments such as securities and other investment business; (iv) advice, brokerage and agency relating to the merger, capital participation, business alliance and business succession and reorganization, etc.; (v) financial instruments and exchange business, financial instruments broker business, banking, trust and insurance business, advisory service business relating to investment in commodities, trust agreement agency business and credit management and collection business; (vi) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance; (vii) lease, purchase and sale, ground preparation, development, maintenance and management of real property and warehousing; (viii) contracting for construction, civil engineering, building utility and interior and exterior furnishing, and design and supervision thereof; (ix) management of various facilities for sports, lodging, restaurant, medical treatment, welfare and training and education, and conducting sports, etc.; (x) waste-disposal business; (xi) trading of emission rights for greenhouse gases and other various subjects; (xii) supply of various energy resources and the products in relation thereto; (xiii) planning, developing, contracting for, lease and sale of, intangible property rights; (xiv) information processing and providing services, telecommunications business; (xv) business of dispatching workers to enterprise and employment agency business; (xvi) purchase and sale of antiques; (xvii) transport business; (xviii) brokerage, agency, investigation and consulting for business relating to any of the preceding items, and pension consulting service; (xix) as a result of holding shares in a subsidiary company engaged in those activities, engaging in business relating to any of the preceding items and managing such company’s business activities; (xx) any and all businesses incidental or related to any of the preceding items.

Directors and Board of Directors

There is no provision in our Articles of Incorporation as to a director’s power to vote on a proposal or arrangement in which the director is materially interested, but, under the Companies Act or Regulations of the Board of Directors, the director must refrain from voting on such matters at meetings of the Board of Directors.

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

Board Committees

As a company with committees we are required to maintain a Nominating Committee, an Audit Committee and a Compensation Committee (Article 10). The members of each Board Committee are elected from among the directors by a resolution of the Board of Directors meeting. Each Committee is composed of three or more members. The majority of members of each Committee are required to be Outside Directors. No member of the Audit Committee may be an executive officer, manager or an operating director of the Company or any of the subsidiaries or the accounting advisor (if the accounting advisor is a corporate body, then the individuals performing the duties), manager or other employee of any of the Company’s subsidiaries (Article 24).

Stocks

Our authorized share capital is 259,000,000 shares. Currently our Articles of Incorporation provide only for the issuance of shares of common stock. As of March 31, 2010 we had 110,229,948 shares issued without par value, all of which were fully-paid and non-assessable.

Unless shareholders’ approval is required as described in “Voting Rights”, the shares will be issued under a resolution approved by the board of directors and a decision made by the executive officer under delegation by the board of directors.

For a change in the number of shares issued for the past three fiscal years, see Note 20 of “Item 18. Financial Statements” for the fiscal year ended March 31, 2010.

Under the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, Etc. of Japan and regulations thereunder, or the Book-Entry Law, in Japan, every share which is listed on any of the stock exchanges in Japan shall be transferred and settled only by the central clearing system provided by Japan Securities Depository Center, Inc. (“JASDEC”) and all Japanese companies listed on any Japanese stock exchange no longer issue share certificates. Shareholders of listed shares must have accounts at account management institutions to hold their shares unless such shareholder has an account at JASDEC, and any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded in the transferee’s account at an account managing institution under the Book-Entry Law. The holder of an account at an account managing institution is presumed to be the legal owner of the shares recorded in such account. Under the Companies Act and the Book-Entry Law, in order to assert shareholders’ rights against us, the transferee must have his or her name and address registered on our Register of Shareholders, except in limited circumstances. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan. The registration of transfer and the application for reduced withholding tax on dividends can usually be handled by a standing proxy. See “Taxation—Japanese Taxation.” Japanese securities companies and commercial banks customarily will act as standing proxies and provide related services for standard fees.

Our transfer agent is Mitsubishi UFJ Trust and Banking Corporation, located at 4-5, Marunouchi 1-chome, Chiyodaku, Tokyo 137-8081, Japan.

In general, there are no limitations on the right to own shares of our common stock, including the rights of non-residents or foreign shareholders to hold or exercise voting rights on the securities imposed under Japanese law or by our Articles of Incorporation.

Settlement of transactions for shares listed on any of the stock exchanges in Japan will normally be effected on the fourth trading day from and including the transaction. Settlement in Japan shall be made through JASDEC as described above.

Distributions of Surplus

Annual dividends may be distributed by us in cash to shareholders or pledgees of record as of March 31 of each year in proportion to the number of shares held by each shareholder or registered pledgee, as the case may be.

We may make distributions of surplus to the shareholders any number of times per fiscal year, subject to certain limitations as described below. Under our Articles of Incorporation, distributions of cash dividends need to be declared by a resolution of the board of directors. Distributions of surplus may be made in cash or in kind in proportion to the number of shares held by respective shareholders. A resolution of the board of directors authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders or the board of directors, as the case may be, grant a right to the shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders.

Under our Articles of Incorporation, if the dividends from surplus as of the last day of the fiscal year are distributed within three months for common shares, we treat the shareholders or share pledgees registered or recorded on the Register of Shareholders as of the last day of the fiscal year as the person having rights to receive such dividends. Dividends or other distributable assets shall not incur interest thereon. If the relevant distributed assets are not received within a full three years from the date on which the distribution of relevant distributed assets became effective, we may be released from its obligation to distribute such assets.

Under the Companies Act, when we make distributions of surplus, if the sum of our capital reserve (shihonjunbikin) and earned surplus reserve (riekijunbikin) is less than one-quarter of our stated capital, we must, until such sum reaches one-quarter of the stated capital, set aside in our capital reserve and/or earned surplus reserve an amount equal to one-tenth of the amount of surplus so distributed as required by ordinances of the Ministry of Justice.

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

Under the Companies Act, the aggregate book value of surplus distributed by us may not exceed a prescribed distributable amount, as calculated on the effective date of such distribution. Our distributable amount at any given time shall be the amount of surplus less the aggregate of: (a) the book value of our treasury stock; (b) the amount of consideration for any of our treasury stock disposed of by us after the end of the last fiscal year; and (c) certain other amounts set forth in an ordinance of the Ministry of Justice, including (if the total of the one-half of goodwill and the deferred assets exceeds the total of stated capital, capital reserve and earned surplus reserve, each such amount being that appearing on our non-consolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice. If we have opted to become a company that applies the restriction on distributable amounts on a consolidated basis (renketsu haito kisei tekiyo kaisha), we will further deduct from the amount of surplus a certain amount which is calculated based on our non-consolidated and consolidated balance sheets as of the end of the last fiscal year as provided in ordinances of the Ministry of Justice.

If we have prepared interim financial statements as described below after the end of the last fiscal year, and if such interim financial statements have been approved by our board of directors or (if so required) by a general meeting of our shareholders, then the distributable amount must be adjusted to take into account the amount of profit or loss as set forth in ordinances of the Ministry of Justice, and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. Under the Companies Act, we are permitted to prepare non-consolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements prepared by us must be reviewed by our independent auditors, as required by an ordinance of the Ministry of Justice.

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividend to be paid. The price of the shares generally goes ex-dividend on the second business day prior to the record date.

Capital and Reserves

When we issue new shares, the amount of the cash or assets paid or contributed by subscribers for the new shares (with some exceptions) is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of the cash or assets as capital reserve by resolutions of the board of directors.

We may at any time transfer the whole or any part of our additional paid-in capital and legal reserve to stated capital by a resolution of a general meeting of shareholders. The whole or any part of surplus which may be distributed as annual dividends may also be transferred to stated capital by a resolution of a general meeting of shareholders. We may, by a resolution of a general meeting of shareholders (in the case of the reduction of stated capital, a special resolution of a general meeting of shareholders, see “Voting Rights”) reduce stated capital, additional paid-in capital and/or legal reserve.

Stock Splits

We may at any time split the shares into a greater number of shares by resolution of the board of directors. When the board of directors resolves on the split of shares, it may also amend the Articles of Incorporation to increase the number of authorized shares to be issued in proportion to the relevant stock split. We must give public notice of the stock split, specifying the record date therefor, not less than two weeks prior to such record date.

Unit Share System

Our Articles of Incorporation provides that 10 shares constitute one “unit” of shares. The number of shares constituting a unit may be altered by amending our Articles of Incorporation. The number of shares constituting a unit is not permitted to exceed 1,000 shares.

A shareholder may not exercise shareholders’ rights in relation to any shares that it holds that are less than one unit other than the rights set forth below under the Companies Act and the Articles of Incorporation.

(1)	The right to receive the distribution of money, etc., when the Company distributes the money, etc. in exchange for acquiring one class of shares subject to terms under which the Company shall acquire all of such class shares;

(2)	The right to receive the distribution of money, etc., in exchange for acquisition of shares subject to terms under which the Company shall acquire such shares;

(3)	The right to receive allocation of shares when the Company allocates its shares without having a shareholder make new payment;

(4)	The right to demand that the Company purchase shares that are less than one Unit held by the shareholder;

(5)	The right to receive distribution of remaining assets;

(6)	The right to demand review of the Articles of Incorporation and the Register of Shareholders and delivery of their copies or a document describing registered matters, etc.;

(7)	The right to demand registration or recordation of matters to be registered or recorded on the Register of Shareholders when the shareholder acquired the shares;

(8)	The right to receive the distribution of money, etc. pursuant to reverse stock split, stock split, allocation of stock acquisition right for free (which means that the Company allocates its stock acquisition right without having a shareholder make new payment), distribution of dividends from retained earnings or change of corporate organization;

(9)	The right to receive the distribution of money, etc. to be distributed pursuant to merger, share-swap or share-transfer effected by the Company;

(10)	The right to subscribe to Offering Shares and Offering Stock Acquisition Rights on a pro rata basis based upon the number of shares held by the shareholder; and

(11)	The right to demand that the Company sell to the shareholder the number of additional shares necessary to make the number of shares of less than one Unit held by the shareholder, equal to one Unit.

Under the book-entry transfer system operated by JASDEC, shares constituting less than one unit are generally transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

A holder of shares constituting less than one unit may require us to purchase such shares at their market value in accordance with the provisions of our Share Handling Regulations. In addition, our Articles of Incorporation provide that a holder of shares constituting less than one unit may request us to sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit held by such holder, constitute one unit of shares, in accordance with the provisions of the Share Handling Regulations.

General Meetings of Shareholders

The ordinary general meeting of our shareholders is usually held in Tokyo in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the place, time and purpose thereof must be dispatched to each shareholder (or, in the case of a non-resident shareholder, to its resident proxy or mailing address in Japan) having voting rights at least two weeks prior to the date of such meeting. The record date for an ordinary general meeting of shareholders is March 31 of each year. General meetings of shareholders can be called by a director pursuant to a resolution of the board of directors.

Any shareholder or group of shareholders at least 3.0% of the total number of voting rights for a period of six months or longer may require the convocation of a general meeting of shareholders for a particular purpose by showing such a purpose and reason for convocation to one of our directors. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 voting rights or 1.0% of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to one of our directors at least eight weeks prior to the date of such meeting.

Under the Companies Act, any of minimum percentages, time periods and number of voting rights necessary for exercising the minority shareholder rights described above may be decreased or shortened if the articles of incorporation of a joint stock corporation so provide.

Voting Rights

A holder of shares constituting one or more units is entitled to one vote for each unit. However, if we directly or indirectly owns 25% or more of voting rights of a corporate or other entity which is a shareholder, such corporate shareholder cannot exercise its voting rights. Except as otherwise provided by law or in our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights represented at the meeting. The quorum for election of directors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. Our shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders having voting rights.

Under the Companies Act and our Articles of Incorporation, any amendment to our Articles of Incorporation (except for certain amendments, see “Stock Splits”) and certain other instances require approval by a “special resolution” of shareholders, where the quorum is one-third of the total number of voting rights and the approval by at least two-thirds of the number of voting rights represented at the meeting is required. Other instances requiring such a “special resolution” include (1) the reduction of its stated capital, (2) the removal of a director, (3) the dissolution, liquidation, merger or consolidation, merger and corporate split or (4) the formation of a parent company by way of share exchange or share transfer, the transfer of the whole or a substantial part of its business, the acquisition of the whole business of another company, (5) the issue to persons other than the shareholders of new shares at a “specially favorable” price or the issue or transfer to persons other than the shareholders of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) under “specially favorable” conditions, (6) consolidation of shares and (7) acquisition of its own shares from a specific party other than its subsidiaries.

Subscription Right

Holders of the shares have no pre-emptive rights. The board of directors may, however, determine that shareholders be given subscription rights to new shares, in which case such rights must be given on uniform terms to all shareholders as of a record date of which not less than two weeks’ prior public notice must be given. The issue price of such new shares must be paid in full.

Stock Acquisition Rights

We may issue stock acquisition rights (shinkabu yoyakuken) and bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai). Except where the issue would be on “specially favorable” conditions, the issue of stock acquisition rights or bonds with stock acquisition rights may be authorized by a resolution of the board of directors. Upon exercise of the stock acquisition rights, the holder of such rights may acquire shares by way of payment of the applicable exercise price or, if so determined by a resolution of the board of directors, by way of substitute payments in lieu of redemption of the bonds. If our Articles of Incorporation prohibit us from delivering shares, it will pay a cash payment equal to the market value of the shares.

Dilution

It is possible that, in the future, market conditions and other factors might make rights issued to shareholders desirable at a subscription price substantially below their then current market price, in which case shareholders who do not exercise and are unable to realize the full value of their subscription rights would suffer dilution of their equity interest in us.

Liquidation Rights

In the event of our liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among shareholders in proportion to the respective number of shares which they hold.

Reports to Shareholders

We currently furnish to our shareholders notices of shareholders’ meetings, annual business reports, including financial statements, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese. Public notice shall be made in the “Nihon Keizai Shinbun” published in Tokyo and Osaka.

Record Date of Register of Shareholders

As stated above, March 31 is the record date for the payment of annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice. Under the Book-Entry Law, JASDEC is required to give us a notice of the names and addresses of the shareholders, the number of shares held by them and other relevant information as of each such record date, and the register of our shareholders shall be updated accordingly.

Repurchase of Own Shares

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

Any such acquisition of our shares must satisfy certain requirements that the total amount of the purchase price may not exceed the distributable amount, as described in “—Distributions of Surplus.” We may hold our shares acquired in compliance with the provisions of the Companies Act, and may generally cancel such shares by a resolution of the board of directors, although the disposal of such shares is subject to the same proceedings for the issuance of new shares, in general.

Stock Options

Under the Companies Act, a stock option plan is available by issuing stock acquisition rights.

Generally, a stock option plan may be adopted by a resolution of the board directors. However, if the conditions of such stock acquisition rights are “specially favorable”, a special resolution at a general meeting of shareholders is required. The special resolution must set forth the class and number of shares to be issued or transferred on exercise of the options, the exercise price, the exercise period and other terms of the options.

FOREIGN EXCHANGE AND OTHER REGULATIONS

Foreign Exchange

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of capital stock of ORIX by “exchange non-residents” and by “foreign investors” (as defined below). The Foreign Exchange Regulations currently in effect do not, however, regulate transactions between exchange non-residents who purchase or sell shares outside Japan for non-Japanese currencies.

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

If a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange (such as the shares of capital stock of ORIX) or that are traded on an over-the-counter market in Japan and as a result of the acquisition the foreign investor in combination with any existing holdings directly or indirectly holds 10% or more of the issued shares of the relevant company, the foreign investor is, in general, required to report such acquisition to the Minister of Finance and any other competent Ministers by the 15th day of the calendar month following the date of such acquisition. In certain exceptional cases, prior notification is required with respect to such an acquisition.

The acquisition of shares by exchange non-residents by way of stock split is not subject to the foregoing notification requirements.

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, Shares held by non-residents of Japan may in general be converted into any foreign currency and repatriated abroad.

Large Shareholdings Report

The Financial Instruments and Exchange Act requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of capital stock of a company listed on any Japanese financial instruments exchange (such as the shares of capital stock of ORIX) or whose shares are traded on the over-the-counter markets in Japan, to file with the Prime Minister within five business days a report concerning such shareholdings. An alteration report must also be made in respect of any subsequent change of 1% or more in any such holding or any change in material matters set out in reports previously filed, with certain exceptions. For this purpose, shares issuable to such person upon his exchange of exchangeable securities or exercise of Stock Acquisition Rights are taken into account in determining both the size of his holding and the issuer’s total issued share capital.

Filing of Share Acquisition Plan

The Act on Prohibition of Private Monopoly and Maintenance of Fair Trade requires any company (including a foreign company) which crosses certain domestic sales thresholds and newly acquires a holder of more than 20% or 50% of the total issued voting shares of capital stock (such as the shares of capital stock of ORIX) or the shares of a company (including a foreign company) which meets certain conditions, to file a share acquisition plan concerning such shares with the Fair Trade Commission at least thirty days prior to the closing or the acquisition.

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

The following table shows the amount of dividends applicable to fiscal year per Share for each of the fiscal years indicated, which amounts are translated into dollars per ADS at the noon buying rate for Japanese yen in New York City for cable transfers in foreign currencies on the relevant dividend payment date as published by the Federal Reserve Bank.

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS
March 31, 2006	¥90.00	0.40
March 31, 2007	130.00	0.53
March 31, 2008	260.00	1.24
March 31, 2009	70.00	0.36
March 31, 2010	75.00	0.40

We believe that securing profits primarily as retained earnings, and utilizing them to strengthen our base of operations and for investment for future growth, assists in sustaining profit growth while maintaining financial stability, leading to increased shareholder value. Regarding dividends, we respond to shareholder expectations through increasing shareholder value through mid-to long-term profit growth and steady distribution of profit.

We also occasionally purchase our shares in the market through share buyback plans taking into account the adequate level of retained earnings and our ability to act flexibly and accordingly by considering factors such as changes in the economic environment, trends in stock prices, and our financial condition.

Applying these policies to the current business conditions, we declared a dividend of 75 yen per share for the year ended March 31, 2010, up from 70 yen in the previous year. We currently distribute dividends once a year as a year-end dividend.

Pursuant to the amendment to the Act on Special Measures Concerning Taxation, dividends paid to U.S. Holders of Shares or ADSs are generally subject to a Japanese withholding tax at the rate of 7% for the period from January 1, 2009 to December 31, 2011.

TAXATION

JAPANESE TAXATION

The following is a summary of the principal Japanese tax consequences for owners of the Shares or ADSs who are non-resident individuals of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”). The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or conventions for the avoidance of double taxation occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor and potential investors are advised to satisfy themselves as to:

•	the overall tax consequences of the acquisition, ownership and disposition of Shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence

by consulting their own tax advisors.

Shares

Generally, a non-resident Holder is subject to Japanese withholding tax on dividends on Shares or ADSs paid by us. Stock splits are not subject to Japanese income or corporation tax.

Pursuant to the Act on Special Measures Concerning Taxation, the Japanese withholding tax rate applicable to dividends on Shares or ADSs paid to non-resident Holders by us is (i) 7% for dividends due and payable on or before December 31, 2011 and (ii) 15% for dividends due and payable on or after January 1, 2012, except for dividends paid to any individual non-resident Holder who holds 5% or more of the total number of shares issued by us, where the 20% withholding tax rate will apply. Japan has entered into income tax treaties, conventions and agreements where this withholding tax rate is, in some cases, reduced to a lower percentage for portfolio investors. Non-resident Holders in the countries who are entitled to this reduced Japanese withholding tax rate are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant Japanese tax authority before the payment of dividends. A standing proxy for a non-resident Holder may provide such application service. Non-resident Holders who do not submit an application in advance will be entitled to claim the refund from the relevant Japanese tax authority of those withholding taxes withheld in excess of the rate of an applicable tax treaty.

The Convention between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Tax Convention”) provides for a maximum rate of Japanese withholding tax which may be imposed on dividends paid to an eligible United States resident not having a permanent establishment in Japan. Under the Tax Convention, the maximum withholding rate is generally limited to 10% of the relevant dividends.

Gains derived from the sale outside Japan of Shares or ADSs by a non-resident Holder, are, in general, not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired Shares or ADSs as a legatee, heir or donee.

UNITED STATES TAXATION

The following discussion describes the material U.S. federal income tax consequences of ownership and disposition of Shares or ADSs held as capital assets by U.S. Holders (as defined below).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding Shares or ADSs as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	non-US persons;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of the voting stock of the Company;

•	persons carrying on a trade or business in Japan through a permanent establishment; or

•	persons who acquired Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of Shares or ADSs.

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

As used herein, the term “U.S. Holder” means a beneficial owner of Shares or ADSs that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

We believe that we will be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes in the year to which this annual report relates and for the foreseeable future by reason of the composition of our assets and the nature of our income.

Persons considering the purchase of Shares or ADSs should consult their tax advisors with regard to the PFIC rules described below as well as the application of other U.S. federal income tax laws relevant to their particular situations and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

In general, a U.S. Holder of ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if the U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

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

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we expect to be a PFIC, dividends paid by us will not be eligible for the reduced 15% dividend tax rate otherwise available to certain non-corporate U.S. Holders. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Japanese taxes, as discussed above under “Taxation—Japanese Taxation—Shares.” The amount of the dividend will be treated as foreign source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in yen will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize a foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have a foreign currency gain or loss if such holder does not convert the amount of such dividend into U.S. dollars on the date of its receipt. Any foreign currency gains or losses resulting from the conversion of the yen will generally be treated as U.S. source ordinary income or loss.

Subject to the passive foreign investment company rules described below and to applicable limitations that may vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Japanese taxes withheld from dividends on Shares or ADSs at a rate not exceeding the rate provided for by the Tax Convention will be creditable against the U.S. Holder’s U.S. federal income tax liability. The maximum rate of withholding tax on dividends paid to a U.S. Holder pursuant to the Tax Convention is 10%. As discussed under “—Japanese Taxation” above, under current Japanese law, the statutory rate will be lower than the maximum Tax Convention rate until December 31, 2011. After this date, the statutory rate will be higher than the maximum Tax Convention rate. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, U.S. Holders may, upon election, deduct such otherwise creditable Japanese taxes in computing taxable income, subject to generally applicable limitations under U.S. law.

Passive Foreign Investment Company Rules

If, as expected, we are a PFIC for any year during a U.S. Holder’s holding period of the Shares or ADSs, and the U.S. Holder has not made the mark-to-market election for the Shares or ADSs, as described below, the holder will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of Shares or ADSs (including under certain circumstances, a pledge, and under proposed Treasury regulations, a disposition pursuant to an otherwise tax-free reorganization) gain recognized by a U.S. Holder would be allocated ratably over its holding period for the Shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for such year, as appropriate, and an interest charge would be imposed on the tax liability allocated to such taxable year. Similar rules would apply to any distribution in respect of Shares or ADSs to the extent it exceeds 125 percent of the average of the annual distributions on Shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Any loss realized on a disposition of Shares or ADSs will be capital loss, and will be long-term capital loss if the U.S. Holder held the Shares or ADSs for more than one year. The amount of the loss will equal the difference between the U.S. Holder’s tax basis in the Shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such loss will generally be US-source loss for foreign tax credit purposes.

If we are a PFIC for any year during which a U.S. Holder holds Shares or ADSs, we generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds Shares or ADSs, even if we cease to meet the threshold requirements for PFIC status.

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

If the Shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of Shares or ADSs would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. A “qualified exchange” includes the NYSE on which our ADSs are traded and a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service (“IRS”) has not yet identified specific foreign exchanges that are “qualified” for this purpose. Under current law, the mark-to market election may be available to holders of ADSs because the ADSs will be listed on the NYSE, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election.

If a U.S. Holder is eligible and makes the mark-to-market election, the U.S. Holder will include each year, as ordinary income, the excess, if any, of the fair market value of the Shares or ADSs at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the Shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder validly makes the election, the holder’s basis in the Shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of Shares or ADSs in a year when the Company is a PFIC will be treated as ordinary income.

We do not intend to comply with the requirements necessary for a U.S. Holder to make a different election (the qualified electing fund election), which is sometimes available to shareholders of a PFIC.

Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC.

If a U.S. Holder owns Shares or ADSs during any year in which we are a PFIC, the U.S. Holder must generally file an annual report with respect to us, with the holder’s federal income tax return for that year.

We urge U.S. Holders to consult their tax advisors concerning our status as a PFIC and the tax considerations relevant to an investment in a PFIC, including the availability and consequences of making the mark-to-market election discussed above.

Backup Withholding and Information Reporting

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

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

We are currently exempt from the rules under the Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Act. We are not required under the Act to publish financial statements as frequently or as promptly as are U.S. companies subject to the Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue interim press releases containing unaudited results of operations as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

Our ADSs, each of which represents one-half of one Share, are listed on the New York Stock Exchange under the trading symbol “IX.”

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

The following quantitative information about the market risk of our financial instruments does not include information about financial instruments to which the requirements under ASC 825-10 (“Financial Instruments”) do not apply, such as investment in direct financing leases, investment in operating leases, and insurance contracts. As a result, the following information does not present all the risks of our financial instruments. Below, we have provided a table showing our exposure to fluctuations in foreign exchange rates and equity market prices (through an analysis of the impact that changes in these rates and prices has on future earnings and fair value of marketable securities). We omitted the disclosure of financial instruments for trading purposes because the amount is immaterial.

The table of interest rate sensitivity for non-trading financial instruments summarizes installment loans, interest-bearing bonds and long- and short-term debt. These instruments are further classified under fixed rates or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contractual period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2010 were: 3.6% for installment loans, 2.7% for interest-bearing bonds, 1.5% for long- and short-term debt and 1.0% for deposits. As of March 31, 2010, the average payment rate of interest rate swaps was 2.4% and the average receipt rate was 1.7%. The average interest rates of financial instruments as of March 31, 2009 were: 5.0% for installment loans, 2.8% for interest-bearing bonds, 1.5% for long- and short-term debt and 1.1% for deposits. As of March 31, 2009, the average payment rate of interest rate swaps was 2.2% and the average receipt rate was 1.6%. As of March 31, 2010, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2009.

The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY

NON-TRADING FINANCIAL INSTRUMENTS

	Expected maturity date					Thereafter	Total	March 31, 2010 Estimated fair value
	Year ended March 31,
	2011	2012	2013	2014	2015
	(In millions of yen)
Assets:
Installment loans (fixed rate)	¥110,678	¥55,975	¥56,788	¥20,385	¥20,015	¥127,214	¥391,055	¥385,148
Average interest rate	3.8%	5.1%	5.8%	5.6%	5.7%	3.7%	4.5%	—
Installment loans (floating rate)	¥270,421	¥358,490	¥325,717	¥246,544	¥185,129	¥563,922	¥1,950,223	¥1,943,899
Average interest rate	3.6%	3.3%	3.7%	3.7%	3.3%	3.0%	3.4%	—
Investment in securities (fixed rate)	¥109,345	¥43,705	¥36,521	¥18,611	¥49,653	¥276,067	¥533,902	¥533,164
Average interest rate	1.3%	4.1%	2.4%	2.0%	1.8%	2.1%	2.1%	—
Investment in securities (floating rate)	¥89,195	¥48,453	¥91,762	¥2,010	¥7,556	¥32,552	¥271,528	¥270,507
Average interest rate	3.4%	4.1%	3.7%	4.3%	2.2%	4.5%	3.8%	—
Liabilities:
Short-term debt	¥573,565	¥—	¥—	¥—	¥—	¥—	¥573,565	¥573,565
Average interest rate	1.2%	—	—	—	—	—	1.2%	—
Deposits	¥460,315	¥137,933	¥120,959	¥36,962	¥97,100	¥—	¥853,269	¥855,620
Average interest rate	0.7%	1.3%	1.1%	1.4%	1.2%	—	1.0%	—
Long-term debt (fixed rate)	¥620,076	¥494,540	¥383,119	¥307,956	¥81,344	¥104,075	¥1,991,110	¥2,027,943
Average interest rate	1.6%	1.8%	2.3%	1.6%	2.1%	2.2%	1.9%	—
Long-term debt (floating rate)	¥582,848	¥527,736	¥411,414	¥222,036	¥69,225	¥31,901	¥1,845,160	¥1,841,295
Average interest rate	1.1%	1.0%	1.3%	1.2%	1.4%	1.3%	1.1%	—

NON-TRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected maturity date					Thereafter	Total	March 31, 2010 Estimated fair value
	Year ended March 31,
	2011	2012	2013	2014	2015
	(In millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥106,392	¥33,850	¥2,935	¥4,041	¥5,471	¥21,600	¥174,289	¥(2,947)
Average pay rate	1.8%	4.9%	3.0%	3.8%	5.0%	1.9%	2.6%	—
Average receive rate	1.5%	3.3%	3.3%	0.4%	2.6%	0.6%	1.7%	—
Notional amount (fixed to floating)	¥—	¥—	¥2,000	¥—	¥—	¥3,000	¥5,000	¥183
Average pay rate	—	—	1.2%	—	—	1.2%	1.2%	—
Average receive rate	—	—	1.9%	—	—	2.1%	2.0%	—

In addition to the table above, we acquire loans we call “purchased loans” that have shown evidence of credit quality deterioration since origination and for which it is probable that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”). It is difficult to estimate the timing and extent of collection for these loans. Total book value of our purchased loans as of March 31, 2010 amounted to ¥122,973 million.

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

Furthermore, surplus capital accumulated in foreign currencies at our overseas subsidiaries is translated to Japanese yen upon consolidation. The fluctuations in ORIX Corporation shareholder’s equity due to these translations hold foreign exchange rate risk.

We identified all positions subject to a change in the value of the foreign currency and calculated the potential loss in future earnings resulting from several hypothetical scenarios of 10% changes in related currencies. For fiscal 2009 and fiscal 2010, we found that the largest loss results from a scenario where the euro appreciates against the dollar. Based on these scenarios, exchange losses in future earnings were ¥2,360 million at the end of fiscal 2009 and ¥3,812 million at the end of fiscal 2010.

We have marketable equity securities held for purposes other than trading, which are subject to price risk arising from changes in their market prices. Our shareholder’s equity and net income bear risks due to changes in the market prices of these securities. To manage these risks of market price fluctuations, we assume a scenario of a 10% uniform upward and downward movement in stock prices and calculate the fair value sensitivity of our equity securities. The following table shows the sensitivity of our investments to changes in equity prices as of March 31, 2009 and 2010.

As of March 31, 2009
–10%	±0%	+10%
(In millions of yen)
¥(4,553)	¥0	¥4,553

As of March 31, 2010
–10%	±0%	+10%
(In millions of yen)
¥(8,458)	¥0	¥8,458

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

Item 12. Description of Securities Other than Equity Securities

FEES AND PAYMENTS RELATING TO OUR AMERICAN DEPOSITARY SHARES

SCHEDULE OF FEES AND CHARGES

Citibank N.A., or the Depositary, serves as the depositary for our ADSs. As an ADS holder, you will be required to pay the following service fees to the Depositary:

Service	Fee
Issuance of ADSs upon deposit of Shares	Up to 5¢ per ADS issued
Cancellation of ADSs and delivery of deposited securities	Up to 5¢ per ADS canceled
Exercise of rights to purchase additional ADSs	Up to 5¢ per ADS issued
Distribution of cash proceeds upon sale of rights and other entitlements	Up to 2¢ per ADS held

As an ADS holder you will also be responsible to pay various fees and expenses incurred by the Depositary and various taxes and governmental charges such as:

•	Taxes, including applicable interest and penalties, and other governmental charges;

•	Fees for the transfer and registration of Shares charged by the registrar and transfer agent for the Shares in Japan (i.e., upon deposit and withdrawal of Shares);

•	Expenses incurred for converting foreign currency into U.S. dollars;

•	Expenses for cable, telex and fax transmissions and for delivery of securities;

•	Fees and expenses of the Depositary incurred in connection with compliance with exchange control regulations and regulatory requirements applicable to the Shares or ADSs; and

•	Fees and expenses of the Depositary in delivering deposited securities.

We have agreed to pay some other charges and expenses of the depositary bank. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of these changes.

PAYMENTS TO ORIX FROM THE DEPOSITARY

The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, NYSE listing fee, and proxy voting and related expenses. In fiscal 2010, this amount was $35,000.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

As of March 31, 2010, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding the achievement of management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms. There has been no change in the ORIX Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The internal control over financial reporting process of the ORIX Group was designed by, or under the supervision of, the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

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

The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2010 by using the criteria set forth in “Internal Control—Integrated Framework” issued by the

Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2010.

The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA & Co., an independent registered public accounting firm, who also audited our financial statements as of and for the year ended March 31, 2010, as stated in their attestation report which is included in Item 18 (page F-3).

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Eiko Tsujiyama is an “audit committee financial expert,” within the meaning of the current rules of the U.S. Securities and Exchange Commission. Eiko Tsujiyama is “independent” as required by Section 303A.06 of the New York Stock Exchange Listed Company Manual.

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

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2009 and 2010, our auditors (including Japanese and overseas affiliates of KPMG AZSA & Co.) billed us ¥1,372 million and ¥1,386 million, respectively, for direct audit fees.

AUDIT-RELATED FEES

In fiscal 2009 and 2010, our auditors billed us ¥43 million and ¥44 million, respectively, for audit-related services, including services related to due diligence.

TAX FEES

In fiscal 2009 and 2010, our auditors billed us ¥87 million and ¥55 million, respectively, for tax-related services, including tax compliance and tax advice.

ALL OTHER FEES

In fiscal 2009 and 2010, our auditors billed us ¥1 million and ¥5 million, respectively, for other products and services which primarily consisted of advisory services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2010	(a) Total number of Shares Purchased (1)	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	(d) Maximum Number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs (2)
April 2009	93	¥4,508	—	¥—
May 2009	69	5,564	—	—
June 2009	68	6,092	—	—
July 2009	60	5,518	—	—
August 2009	11	6,189	—	—
September 2009	45	6,773	—	—
October 2009	19	5,869	—	—
November 2009	4	6,060	—	—
December 2009	59	6,063	—	—
January 2010	16	6,956	—	—
February 2010	16	6,786	—	—
March 2010	25	6,876	—	—

Total	485	5,787	—	¥—

Notes:	(1)	One unit of the Shares is comprised of 10 Shares. Each unit of Shares has one vote. A holder who owns Shares in other than a multiple of 10 will own less than a whole unit (i.e., for the portion constituting fewer than 10 Shares). Under the unit share system, holders of Shares constituting less than a unit have the right to require ORIX to purchase their Shares and the right to require ORIX to sell them additional Shares to create a whole unit of 10 Shares.
	(2)	There is no plan or program to purchase Shares announced in fiscal 2010 and up until the filing of this annual report.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance

Our ADRs have been listed on the New York Stock Exchange, or NYSE, since 1998. As an NYSE-listed company, we are required to comply with certain corporate governance standards under Section 303A of the NYSE Listed Company Manual. However, as a foreign private issuer, we are permitted to follow home country practice in lieu of certain provisions of Section 303A.

Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain a NYSE listing and, in accordance with Section 303A.11 of the NYSE’s Listed Company Manual, we provide a brief, general summary of such differences.

The composition of our board of directors and its committees differs significantly in terms of independence from the composition requirements for boards and committees that U.S. companies must satisfy in order to maintain a NYSE listing. We are not required to meet the NYSE’s independence requirements for individuals on our board of directors or our Nominating, Audit, and Compensation Committees. Under Japanese law, a majority of the membership on our committees must be “outside directors” – a Japanese law concept that shares similarities with the U.S. concept of “independent director.” However, we are not required to include on our board of directors a majority of outside directors, nor are we required to compose our committees exclusively from outside directors. Six of our 13 directors are considered outside directors.

Under the Companies Act, an outside director is a director (i) who does not execute the company’s business, (ii) who has not before executed the business of the company or its subsidiaries in the capacity of director, executive officer (shikkou-yaku), manager, or employee, and (iii) who does not execute the business of any subsidiary of the company in the capacity of director or executive officer of such subsidiary or in the capacity of manager or any other employee of the company or any of its subsidiaries.

In addition to differences in composition requirements for our board of directors and its committees, we are not required to:

•

make publicly available one or more documents that summarize all aspects of our corporate governance guidelines or prepare a written code that states the objectives, responsibilities, and performance evaluation criteria of our Nominating, Audit and Compensation Committees in a manner that satisfies the NYSE’s requirements;

•	adopt a code of business conduct and ethics for our directors, officers, and employees that addresses fully the topics necessary to satisfy the NYSE’s requirements;

•	hold regularly scheduled executive sessions for our outside directors; or

•	obtain shareholder approval for all equity compensation plans for employees, directors or executive officers of ORIX or for material revisions to any such plans.

PART III

Item 17. Financial Statements

ORIX has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-101.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2009 and 2010 (page F-4)

(b)	Consolidated Statements of Income for the years ended March 31, 2008, 2009 and 2010 (page F-5)

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2008, 2009 and 2010 (page F-7)

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2008, 2009 and 2010 (page F -8)

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2008, 2009 and 2010 (page F-11)

(f)	Notes to Consolidated Financial Statements (page F-12 to F-100)

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-101)

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 23, 2009 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2009, commission file number 001-14856)

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 24, 2008 (Incorporated by reference from the annual report on Form 20-F filed on July 2, 2008, commission file number 001-14856)

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on January 5, 2009 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2009, commission file number 001-14856)

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics, as amended on April 26, 2005 (Incorporated by reference from the annual report on Form 20-F filed on July 15, 2005, commission file number 001-14856)

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of independent registered public accounting firm

Exhibit 101	Instance Document

Exhibit 101	Schema Document

Exhibit 101	Calculation Linkbase Document

Exhibit 101	Definition Linkbase Document

Exhibit 101	Labels Linkbase Document

Exhibit 101	Presentation Linkbase Document

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

Date: June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2009 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2010, expressed in Japanese yen. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1(af) to the consolidated financial statements, ORIX Corporation has changed its method of accounting for noncontrolling interests in subsidiaries in the year ended March 31, 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ORIX Corporation’s internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 29, 2010 expressed an unqualified opinion on the effectiveness of ORIX Corporation’s internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2010 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into United States dollars on the basis set forth in Note 1 (ab) to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan

June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited ORIX Corporation’s (a Japanese corporation) internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on ORIX Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, ORIX Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2009 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2010, expressed in Japanese yen, and our report dated June 29, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan

June 29, 2010

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2009 AND 2010

ORIX Corporation and Subsidiaries

	Millions of yen		Millions of U.S. dollars
	2009	2010	2010
ASSETS
Cash and Cash Equivalents	¥459,969	¥639,087	$6,869
Restricted Cash	128,056	77,486	833
Time Deposits	680	548	6
Investment in Direct Financing Leases	914,444	756,481	8,131
Installment Loans	3,304,101	2,464,251	26,486
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(158,544)	(157,523)	(1,693)
Investment in Operating Leases	1,226,624	1,213,223	13,040
Investment in Securities	926,140	1,104,158	11,868
Other Operating Assets	189,560	186,396	2,003
Investment in Affiliates	264,695	409,711	4,404
(The amount of ¥10,245 million of investment in affiliates at March 31, 2009 is measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)
Other Receivables	228,581	210,521	2,263
Inventories	197,960	153,256	1,647
Prepaid Expenses	34,571	45,420	488
Office Facilities	86,945	96,831	1,041
Other Assets	565,954	539,954	5,802

Total Assets	¥8,369,736	¥7,739,800	$83,188

LIABILITIES AND EQUITY
Liabilities:
Short-Term Debt	¥798,167	¥573,565	$6,165
Deposits	667,627	853,269	9,171
Trade Notes, Accounts Payable and Other Liabilities	370,310	311,113	3,344
Accrued Expenses	96,662	101,917	1,095
Policy Liabilities	442,884	409,957	4,406
Income Taxes:
Current	9,119	22,769	245
Deferred	151,239	160,905	1,729
Security Deposits	168,890	125,479	1,349
Long-Term Debt	4,453,845	3,836,270	41,233

Total Liabilities	7,158,743	6,395,244	68,737

Redeemable Noncontrolling Interests *1	25,396	28,095	302

Commitments and Contingent Liabilities
Equity:
Common stock:
Authorized 259,000,000 shares
Issued 92,217,067 shares in 2009 and 110,229,948 shares in 2010	102,216	143,939	1,547
Additional paid-in capital	136,313	178,661	1,920
Retained earnings	1,071,919	1,104,779	11,874
Accumulated other comprehensive income (loss)	(92,384)	(79,459)	(854)
Treasury stock, at cost:
2,816,847 shares in 2009 and 2,745,701 shares in 2010	(50,534)	(49,236)	(529)

ORIX Corporation Shareholders’ Equity	1,167,530	1,298,684	13,958
Noncontrolling interests *1	18,067	17,777	191

Total Equity	1,185,597	1,316,461	14,149

Total Liabilities and Equity	¥8,369,736	¥7,739,800	$83,188

1.	Pursuant to FASB Accounting Standards Codification 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”), noncontrolling interests, except for redeemable noncontrolling interests, previously classified between liabilities and equity should now be classified as equity. Prior year amounts have been reclassified to conform to the current year presentation.

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Revenues:
Direct financing leases	¥78,197	¥63,349	¥50,115	$539
Operating leases	284,064	285,384	277,217	2,980
Interest on loans and investment securities	226,577	196,164	135,167	1,453
Brokerage commissions and net gains (losses) on investment securities	23,520	(12,330)	23,317	251
Life insurance premiums and related investment income	128,616	117,751	115,598	1,242
Real estate sales	88,445	71,088	40,669	437
Gains on sales of real estate under operating leases	16,756	24,346	6,841	74
Other operating revenues	289,163	307,769	283,917	3,050

Total revenues	1,135,338	1,053,521	932,841	10,026

Expenses:
Interest expense	105,254	102,522	82,503	887
Costs of operating leases	182,144	194,216	192,678	2,071
Life insurance costs	112,869	105,899	92,348	993
Costs of real estate sales	81,057	79,058	46,757	503
Other operating expenses *3	172,405	185,121	162,839	1,750
Selling, general and administrative expenses *3	252,885	235,328	223,061	2,397
Provision for doubtful receivables and probable loan losses	33,226	77,027	71,532	769
Write-downs of long-lived assets	1,741	3,673	6,977	75
Write-downs of securities	8,290	18,631	23,637	254
Foreign currency transaction loss (gain), net	(87)	(1,309)	938	9

Total expenses	949,784	1,000,166	903,270	9,708

Operating Income	185,554	53,355	29,571	318
Equity in Net Income (loss) of Affiliates	48,343	(42,937)	8,550	92
Gains (losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	12,222	(1,731)	17,487	188

Income before Income Taxes, Discontinued Operations and Extraordinary Gain	246,119	8,687	55,608	598
Provision for Income Taxes	97,671	(2,675)	23,353	251

Income from Continuing Operations	148,448	11,362	32,255	347

Discontinued Operations: *1
Income from discontinued operations, net	40,062	21,231	13,438	144
Provision for income taxes	(15,944)	(8,796)	(4,756)	(51)

Discontinued operations, net of applicable tax effect	24,118	12,435	8,682	93

Income before Extraordinary Gain	172,566	23,797	40,937	440

Extraordinary Gain, net of applicable tax effect	933	—	—	—

Net Income	173,499	23,797	40,937	440

Net Income Attributable to the Noncontrolling Interests *2	1,952	1,175	704	8

Net Income Attributable to the Redeemable Noncontrolling Interests *2	1,950	698	2,476	26

Net Income Attributable to ORIX Corporation	¥169,597	¥21,924	¥37,757	$406

1.	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
2.	Pursuant to FASB Accounting Standards Codification 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”), presentation of consolidated statements of income is reclassified. This statement’s presentation and disclosure requirements are to be applied retrospectively.
3.	Expenses directly related to operations in the Real Estate segment, which had been included in Selling, general and administrative expenses in the previous fiscal years, were reclassified into Other operating expenses from this fiscal year. These amounts in the previous fiscal year had been reclassified retrospectively.

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Income attributable to ORIX Corporation:
Income from continuing operations	¥144,559	¥9,567	¥28,865	$310
Discontinued operations	24,105	12,357	8,892	96
Extraordinary gain	933	—	—	—

Net income attributable to ORIX Corporation	¥169,597	¥21,924	¥37,757	$406

	Yen			U.S. dollars
	2008	2009	2010	2010
Amounts per Share of Common Stock for Income attributable to ORIX Corporation:
Basic:
Income from continuing operations	¥1,585.94	¥107.61	¥283.26	$3.04
Discontinued operations	264.45	138.98	87.26	0.94
Extraordinary gain	10.24	—	—	—

Net income attributable to ORIX Corporation	¥1,860.63	¥246.59	¥370.52	$3.98
Diluted:
Income from continuing operations	¥1,551.38	¥104.35	¥244.00	$2.62
Discontinued operations	256.50	129.46	71.91	0.77
Extraordinary gain	9.93	—	—	—

Net income attributable to ORIX Corporation	¥1,817.81	¥233.81	¥315.91	$3.40
Cash Dividends	130.00	260.00	70.00	0.75

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Net Income	¥173,499	¥23,797	¥40,937	$440

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(36,883)	(42,167)	13,499	145
Net change of defined benefit pension plans	(7,727)	(12,098)	7,125	77
Net change of foreign currency translation adjustments	(35,203)	(18,820)	(8,462)	(91)
Net change of unrealized gains (losses) on derivative instruments	1,069	(1,101)	(1,460)	(16)

Total other comprehensive income (loss)	(78,744)	(74,186)	10,702	115

Comprehensive Income (Loss)	94,755	(50,389)	51,639	555

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	2,057	1,159	(306)	(3)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(2,351)	(383)	876	9

Comprehensive Income (Loss) Attributable to ORIX Corporation	¥95,049	¥(51,165)	¥51,069	$549

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2007	¥98,755	¥119,402	¥924,043	¥55,253	¥(3,219)	¥1,194,234	¥14,485	¥1,208,719
Contribution to subsidiaries						—	8,494	8,494
Transaction with noncontrolling interests						—	(3,910)	(3,910)
Comprehensive income (loss), net of tax:
Net income			169,597			169,597	1,952	171,549
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(36,708)		(36,708)	—	(36,708)
Net change of defined benefit pension plans				(7,727)		(7,727)	—	(7,727)
Net change of foreign currency translation adjustments				(31,182)		(31,182)	105	(31,077)
Net change of unrealized gains (losses) on derivative instruments				1,069		1,069	—	1,069

Total other comprehensive income (loss)						(74,548)	105	(74,443)

Total comprehensive income (loss)						95,049	2,057	97,106

Cash dividends			(11,863)			(11,863)	(3,897)	(15,760)
Conversion of convertible bond	2,361	1,848				4,209	—	4,209
Capital transactions of equity-method investee			1,641			1,641	—	1,641
Exercise of stock options	991	986				1,977	—	1,977
Compensation cost of stock options		2,150				2,150	—	2,150
Share swap merger		10,215				10,215	—	10,215
Acquisition of treasury stock					(30,749)	(30,749)	—	(30,749)
Disposal of treasury stock					190	190	—	190
Other, net		558	21		285	864	—	864

Balance at March 31, 2008	102,107	135,159	1,083,439	(19,295)	(33,493)	1,267,917	17,229	1,285,146
Contribution to subsidiaries						—	2,162	2,162
Transaction with noncontrolling interests						—	(1,426)	(1,426)
Comprehensive income (loss), net of tax:
Net income			21,924			21,924	1,175	23,099
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(41,901)		(41,901)	(5)	(41,906)
Net change of defined benefit pension plans				(12,098)		(12,098)	—	(12,098)
Net change of foreign currency translation adjustments				(17,989)		(17,989)	(11)	(18,000)
Net change of unrealized gains (losses) on derivative instruments				(1,101)		(1,101)	—	(1,101)

Total other comprehensive income (loss)						(73,089)	(16)	(73,105)

Total comprehensive income (loss)						(51,165)	1,159	(50,006)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Cash dividends			(23,529)			(23,529)	(1,057)	(24,586)
Exercise of stock options	109	108				217	—	217
Compensation cost of stock options		1,370				1,370	—	1,370
Acquisition of treasury stock					(29,294)	(29,294)	—	(29,294)
Disposal of treasury stock		(533)	(9,915)		12,043	1,595	—	1,595
Other, net		209			210	419	—	419

Balance at March 31, 2009	102,216	136,313	1,071,919	(92,384)	(50,534)	1,167,530	18,067	1,185,597

Cumulative effect of applying accounting for “Contracts in entity’s own equity”			1,758			1,758	—	1,758

Balance at April 1, 2009	102,216	136,313	1,073,677	(92,384)	(50,534)	1,169,288	18,067	1,187,355

Issuance of common stock	41,677	41,347				83,024	—	83,024
Contribution to subsidiaries						—	2,473	2,473
Transaction with noncontrolling interests		(32)		(387)		(419)	60	(359)
Comprehensive income (loss), net of tax:
Net income			37,757			37,757	704	38,461
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				13,497		13,497	2	13,499
Net change of defined benefit pension plans				7,129		7,129	(4)	7,125
Net change of foreign currency translation adjustments				(5,860)		(5,860)	(1,002)	(6,862)
Net change of unrealized gains (losses) on derivative instruments				(1,454)		(1,454)	(6)	(1,460)

Total other comprehensive income (loss)						13,312	(1,010)	12,302

Total comprehensive income (loss)						51,069	(306)	50,763

Cash dividends			(6,261)			(6,261)	(2,517)	(8,778)
Conversion of convertible bond	7	7				14	—	14
Exercise of stock options	39	38				77	—	77
Compensation cost of stock options		611				611	—	611
Acquisition of treasury stock					(3)	(3)	—	(3)
Disposal of treasury stock			(531)		822	291	—	291
Other, net		377	137		479	993	—	993

Balance at March 31, 2010	¥143,939	¥178,661	¥1,104,779	¥(79,459)	¥(49,236)	¥1,298,684	¥17,777	¥1,316,461

1.	Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 18 (“Redeemable Noncontrolling Interests”).

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010

ORIX Corporation and Subsidiaries

	Millions of U.S. dollars
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2009	$1,099	$1,465	$11,521	$(993)	$(543)	$12,549	$194	$12,743

Cumulative effect of applying accounting for “Contracts in entity’s own equity”			19			19	—	19

Balance at April 1, 2009	1,099	1,465	11,540	(993)	(543)	12,568	194	12,762

Issuance of common stock	448	444				892	—	892
Contribution to subsidiaries						—	27	27
Transaction with noncontrolling interests		(0)		(4)		(4)	0	(4)

Comprehensive income (loss), net of tax:
Net income			406			406	8	414
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				145		145	0	145
Net change of defined benefit pension plans				77		77	(0)	77
Net change of foreign currency translation adjustments				(63)		(63)	(11)	(74)
Net change of unrealized gains (losses) on derivative instruments				(16)		(16)	(0)	(16)

Total other comprehensive income (loss)						143	(11)	132

Total comprehensive income (loss)						549	(3)	546

Cash dividends			(67)			(67)	(27)	(94)
Conversion of convertible bond	0	0				0	—	0
Exercise of stock options	0	0				0	—	0
Compensation cost of stock options		7				7	—	7
Acquisition of treasury stock					(0)	(0)	—	(0)
Disposal of treasury stock			(6)		9	3	—	3
Other, net		4	1		5	10	—	10

Balance at March 31, 2010	$1,547	$1,920	$11,874	$(854)	$(529)	$13,958	$191	$14,149

1.	Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 18 (“Redeemable Noncontrolling Interests”).

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2008, 2009 AND 2010

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Cash Flows from Operating Activities:
Net income	¥173,499	¥23,797	¥40,937	$440
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	168,767	189,215	167,266	1,798
Provision for doubtful receivables and probable loan losses	33,226	77,027	71,532	769
Decrease in policy liabilities	(5,567)	(43,495)	(32,927)	(354)
Deferred tax benefit	(10,472)	(43,583)	(27,814)	(299)
(Gains) losses from securitization transactions	(3,481)	233	(331)	(4)
Equity in net (income) loss of affiliates (excluding interest on loans)	(48,343)	42,937	(6,682)	(72)
(Gains) losses on sales of subsidiaries and affiliates and liquidation losses, net	(12,222)	1,731	(17,487)	(188)
Extraordinary gain	(933)	—	—	—
Gains on sales of available-for-sale securities	(7,563)	(3,334)	(6,907)	(74)
Gains on sales of real estate under operating leases	(16,756)	(24,346)	(6,841)	(74)
Gains on sales of operating lease assets other than real estate	(15,217)	(11,426)	(7,552)	(81)
Write-downs of long-lived assets	1,741	3,673	6,977	75
Write-downs of securities	8,290	18,631	23,637	254
Decrease (increase) in restricted cash	(23,219)	23,661	4,520	49
Decrease (increase) in loans held for sale	(23,721)	8,740	1,052	11
Decrease (increase) in trading securities	3,275	20,048	(29,725)	(319)
Decrease (increase) in inventories	(19,606)	9,332	39,061	420
Decrease (increase) in other receivables	(53,975)	54,931	(518)	(6)
Increase (decrease) in trade notes, accounts payable and other liabilities	26,990	(36,185)	(35,011)	(376)
Other, net	(18,426)	(2,808)	26,124	281

Net cash provided by operating activities	156,287	308,779	209,311	2,250

Cash Flows from Investing Activities:
Purchases of lease equipment	(1,088,237)	(857,126)	(389,413)	(4,185)
Principal payments received under direct financing leases	546,964	431,984	352,316	3,787
Net proceeds from securitization of lease receivables, loan receivables and securities	174,922	30,859	28,305	304
Installment loans made to customers	(2,267,527)	(1,038,625)	(589,814)	(6,339)
Principal collected on installment loans	1,893,172	1,469,672	937,895	10,080
Proceeds from sales of operating lease assets	229,065	161,645	162,988	1,752
Investment in affiliates, net	(30,350)	(17,919)	(28,256)	(304)
Proceeds from sales of investment in affiliates	102,383	1,936	12,532	134
Purchases of available-for-sale securities	(595,445)	(301,030)	(456,364)	(4,905)
Proceeds from sales of available-for-sale securities	187,095	242,702	181,033	1,946
Proceeds from redemption of available-for-sale securities	127,084	128,669	162,292	1,744
Purchases of held-to-maturity securities	—	—	(43,748)	(470)
Purchases of other securities	(90,088)	(73,578)	(19,656)	(211)
Proceeds from sales of other securities	46,964	36,378	26,034	280
Purchases of other operating assets	(38,922)	(14,615)	(4,898)	(53)
Proceeds from sales of other operating assets	1,324	12,727	1,767	19
Acquisitions of subsidiaries, net of cash acquired	(15,220)	(752)	(10,218)	(110)
Sales of subsidiaries, net of cash disposed	3,948	28	123,613	1,329
Other, net	(25,463)	(41,772)	(13,620)	(146)

Net cash provided by (used in) investing activities	(838,331)	171,183	432,788	4,652

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(69,644)	(237,544)	(121,399)	(1,305)
Proceeds from debt with maturities longer than three months	2,777,541	2,091,575	1,083,310	11,643
Repayment of debt with maturities longer than three months	(1,920,865)	(2,343,124)	(1,678,649)	(18,042)
Net increase in deposits due to customers	24,695	196,973	185,076	1,989
Issuance of common stock	1,977	217	83,101	893
Dividends paid	(11,863)	(23,529)	(6,261)	(67)
Net increase (decrease) in call money	21,500	9,900	(13,400)	(144)
Acquisition of treasury stock	(30,749)	(29,294)	(3)	(0)
Other, net	374	239	1,301	14

Net cash provided by (used in) financing activities	792,966	(334,587)	(466,924)	(5,019)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(5,430)	(6,061)	3,943	42

Net Increase in Cash and Cash Equivalents	105,492	139,314	179,118	1,925

Cash and Cash Equivalents at Beginning of Year	215,163	320,655	459,969	4,944

Cash and Cash Equivalents at End of Year	¥320,655	¥459,969	¥639,087	$6,869

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

The accompanying consolidated financial statements have been prepared in conformity with US GAAP and, therefore, reflect certain adjustments to these company’s books and records. The principal adjustments relate to initial direct costs to originate leases and loans, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition costs, calculation of insurance policy liabilities, accounting for goodwill and intangible assets resulting from business combinations, accounting for pension plans, and a reflection of the income tax effect on such adjustments and reclassification of discontinued operations.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% – 50% ownership or other means, are accounted for by using the equity method. For certain entities where the Company holds majority voting interests but minority shareholders have substantive participation rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to FASB Accounting Standards Codification (“ASC”) 810-10-25-2 to 14 (“Consolidation—The effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 2), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (f)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (g)), the determination of impairment of long-lived assets (see (h)), the determination of impairment of investment in securities (see (i)), the determination of the valuation allowance for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

deferred tax assets and the evaluation of tax positions (see (j)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (l)), the determination of benefit obligation and net periodic pension cost (see (m)), and the determination of impairment of goodwill and intangible assets not subject to amortization (see (w)).

(d) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) arise from the translation of foreign currency financial statements into Japanese yen.

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

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

unguaranteed residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation and is depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of principal operating lease assets classified as transportation equipment is 7 years, as measuring and information-related equipment is 4 years, as real estate is 33 years, and as other is 7 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows of the real estate in the form of management or operation of the real estate. Where the Company or its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, whereas if the Company or its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

Estimates of residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal.

Interest payments received on loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely are recognized on a cash basis method or recorded as reductions of principal if the timing and amount of cash flows expected to be collected are reasonably unable to be estimated.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(f) Insurance premiums and expenses

Premium income from life insurance policies is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments, and medical insurance. Computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. The Company’s life insurance subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortizes them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

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

(h) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”). Under ASC 360-10, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. In determining fair value, appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques to estimate fair value are utilized.

(i) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the investor’s share.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within the six months.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about the collectibility. The Company and its subsidiaries do not consider that an other-than-temporary impairment for a debt security has occurred if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security, (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the present value of estimated cash flows will not fully cover the amortized cost of the security. For the debt security for which an other-than-temporary impairment is considered to have occurred, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company and its subsidiaries have followed ASC740 (Income Taxes). According to ASC740, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

(k) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and special-purpose entities that issue asset-backed beneficial interests and securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion sold and the portion that continues to be held, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains (losses) on investment securities.

Interests that continue to be held include senior interests, subordinated interests and cash reserve account. Interests that continue to be held are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. For an interest that continues to be held for which the fair value is less than the amortized cost basis amounts, we estimate the present value of cash flows expected to be collected from the interest and compare it with the amortized cost basis of the interest to determine whether a credit loss exists. If, based on current information and events, we determine a credit loss exists for that interest, an other-than-temporary impairment is considered to have occurred. We write down that interest to fair value with the credit loss component of the impairment recognized in earnings and the noncredit component recorded in other comprehensive income (loss), unless we intend to sell that interest or more likely than not will be required to sell that interest before recovery of its amortized cost basis less any current-period credit loss, in which case the entire impairment loss would be charged to earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Fair values of interests that continue to be held are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss rate, discount rate and prepayment rate.

(l) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”) and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss).

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

(m) Pension plans

The Company and certain subsidiaries have contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(n) Stock-based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

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

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2010 would have increased by approximately ¥24,674 million ($265 million), with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under US GAAP.

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

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥24,764 million and ¥31,650 million ($340 million) as of March 31, 2009 and 2010, respectively. Estimated useful lives range up to 50 years for buildings, up to 56 years for land improvement and up to 20 years for others.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets, and receivables relating to debt securities sold.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2009 and 2010, advance and/or progress payments were ¥174,332 million and ¥115,285 million ($1,239 million), respectively, and finished goods were ¥23,628 million and ¥37,971 million ($408 million), respectively.

Certain subsidiaries recorded ¥5,222 million, ¥10,911 million and ¥7,115 million ($76 million) of write-downs principally for advance and/or progress payments for development of residential condominiums for sale for fiscal 2008, 2009 and 2010, resulting from an increase in development costs. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥35,859 million and ¥37,319 million ($401 million) as of March 31, 2009 and 2010, respectively. Estimated useful lives range up to 62 years for buildings and fixtures and up to 20 years for machinery and equipment.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to purchases of assets to be leased and to construction of real estate for operating lease, and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles—Goodwill and Other”). ASC 805 requires that all business combinations be accounted for using the acquisition method. Accounting for business combinations using the pooling of interests method is not allowed. ASC 805 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. The Company and its subsidiaries test the goodwill either

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

at the operating segment level or one level below the operating segments. Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”).

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables and guarantee liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥2,345 million, ¥2,766 million and ¥2,810 million ($30 million) in fiscal 2008, 2009 and 2010, respectively, related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2008, 2009 and 2010 are ¥14,004 million, ¥11,280 million and ¥6,870 million ($74 million), respectively.

(aa) Discontinued operations

The Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units, and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for the presented periods were reclassified in the accompanying consolidated statements of income.

(ab) Financial statements presentation in U.S. dollars

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2010, which was ¥93.04 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(ac) Earnings per share

Basic earnings per share is computed by dividing income attributable to ORIX Corporation from continuing operations and net income attributable to ORIX Corporation by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively.

Furthermore, the Company and its subsidiaries apply ASC 260-10-45-43 to 44 (“Earnings Per Share—Contingently Convertible Instruments”) to Liquid Yield Option NotesTM.

(ad) Redeemable noncontrolling interests

Noncontrolling interest in a certain subsidiary is subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-s99-3A) (“Classification and Measurement of Redeemable Securities”).

(ae) Issuance of stock by an affiliate

When an affiliate issues stocks to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(af) New accounting pronouncements

In December 2007, FASB Statement No. 141 (revised 2007) (“Business Combinations”), which was replaced by ASC 805 (“Business Combinations”) was issued. This Codification Section requires the acquiring entity in a business combination to recognize the full fair value of assets acquired, liabilities assumed and noncontrolling interest in the transaction at the acquisition date (whether a full or partial acquisition); requires expensing of acquisition-related transaction and restructuring costs; and requires the acquirer to disclose to investors and other users all of the material information needed to evaluate and understand the nature and financial effect of the business combination. The Company and its subsidiaries adopted this Codification Section as of April 1, 2009. The application of the Codification Section did not have significant effect on the Company and its subsidiaries’ consolidated results of operations or financial position in fiscal 2010.

In December 2007, FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”), which was replaced by ASC 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”), was issued. This Codification Section requires noncontrolling interests in subsidiaries to be classified as a separate component of equity. Under the Codification Section, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. The Company and its subsidiaries adopted this Codification Section as of April 1, 2009. As a result, noncontrolling interests, that were previously classified between liabilities and equity are included in equity, except for redeemable noncontrolling interests and presentation of certain amounts related to noncontrolling interests and redeemable noncontrolling interests is reclassified in the consolidated statements of income. Prior periods’ financial statements have also been reclassified to conform to the current period’s presentation.

In June 2008, EITF Issue No.07-5 (“Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”), which was replaced by ASC 815-40 (“Derivatives and Hedging—Contracts in Entity’s Own Equity”), was ratified. The Codification Section provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. The Codification Section is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The Company and its subsidiaries adopted this Codification Section as of April 1, 2009. At adoption, a certain convertible note issued by the Company is considered not be indexed to the Company’s own stock and therefore, the Company bifurcated the conversion right as a derivative. As a result, the Company made certain reclassification adjustments mainly to the retained earnings at the beginning of this fiscal year and the effect of the adjustments to the beginning balance of retained earnings was a gain, net of tax, of ¥1,758 million ($19 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In October 2008, FASB Staff Position (“FSP”) No. FAS 157-3 (“Determining Fair Value of a Financial Asset When the Market for That Asset Is Not Active”), which was replaced by ASC 820-10-65-2 (“Fair Value Measurements and Disclosures—Financial Assets in a Market That Is Not Active”), was issued. This Codification Section clarifies the application of ASC 820-10 (“Fair Value Measurements and Disclosures”) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. This Codification Section was effective upon issuance, including prior periods for which financial statements have not been issued. The Company and its subsidiaries adopted the Codification Section for the period ended September 30, 2008, but the Codification Section was superseded by ASC 820-10-65-4(see below). The adoption of the Codification Section did not have a significant effect on the Company and its subsidiaries’ consolidated results of operations or financial position.

In January 2009, FSP No. EITF 99-20-1 (“Amendments to the Impairment Guidance of EITF Issue No. 99-20”), which was replaced by ASC 325-40-65-1 (“Investments—Other—Beneficial Interests in Securitized Financial Assets”), was issued. This Codification Section amends the impairment guidance in ASC 325-40 (“Investments—Other—Beneficial Interests in Securitized Financial Assets”) to achieve more consistent determination of whether an other-than-temporary impairment has occurred. This Codification Section was effective prospectively for interim and annual reporting periods ending after December 15, 2008. The adoption did not have a significant effect on the Company and its subsidiaries’ consolidated results of operations or financial position.

In April 2009, FSP No. FAS 157-4 (“Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”), which was replaced by ASC 820-10-65-4 (“Fair Value Measurements and Disclosures—Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”), was issued. This Codification Section provides additional guidance for estimating fair value in accordance with ASC 820-10 (“Fair Value Measurements and Disclosures”) when the volume and level of activity for the asset or liability have significantly decreased. This Codification Section also includes guidance on identifying circumstances that indicate a transaction is not orderly. This Codification Section was effective prospectively for interim and annual reporting periods ending after June 15, 2009. Early adoption was permitted for periods ending after March 15, 2009 and the Company and its subsidiaries early adopted the Codification Section for the period ended on March 31, 2009. The adoption of this Codification Section did not have a significant effect on the Company and its subsidiaries’ consolidated results of operations or financial position.

In April 2009, FSP No. FAS 115-2 and FAS 124-2 (“Recognition and Presentation of Other-Than-Temporary Impairments”), which was replaced by ASC 320-10-65-1 (“Investments—Debt and Equity Securities—Recognition and Presentation of Other-Than-Temporary Impairments”), was issued. This Codification Section amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in financial statements. This Codification Section was effective for interim and annual reporting periods ending after June 15, 2009. Early adoption was permitted for periods ending after March 15, 2009 and the Company and its subsidiaries early adopted this Codification Section for the period ended March 31, 2009. The adoption of this Codification Section did not have a significant effect on the Company and its subsidiaries’ consolidated results of operations or financial position. For more information, see Note 9, “Investment in Securities”.

In May 2009, FASB Statement No. 165 (“Subsequent Events”), which was replaced by ASC 855-10 (“Subsequent Events”), was issued. This Codification Section establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

available to be issued. The Company and its subsidiaries adopted this Codification Section as of April 1, 2009. Additionally, in February 2010, Accounting Standards Update 2010-09 (“Amendment to Certain Recognition and Disclosure Requirements—ASC 855 (“Subsequent Events”)”) was issued. This Update requires an SEC Filer to evaluate subsequent events through the date that the financial statements are issued and removes potential conflicts with the SEC’s literature. This Update is effective upon issuance, except for the use for certain issuers. The Company and its subsidiaries adopted the Update for the period ended March 31,2010. The adoption of the Codification Section and Update did not have a significant effect on the Company and its subsidiaries’ consolidated results of operations or financial position.

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”), which was codified by Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)), was issued. This Update removes the concept of a qualifying special-purpose entity and removes the exception from applying ASC 810-10 (“Consolidation-Variable Interest Entities”) to variable interest entities that are qualifying special-purpose entities. This Update also modifies the financial-components approach used in ASC 860 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset.

Furthermore, in June 2009, FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”), which was codified by Accounting Standards Update 2009-17 (ASC810 (“Consolidation”)), was issued. This Update removes the exception from applying FIN 46(R) (ASC 810) to variable interest entities that are qualifying special-purpose entities, and requires an enterprise to perform qualitative analysis to identify the primary beneficiary. An enterprise that has both of the following characteristics is considered to be the primary beneficiary who shall consolidate a variable interest entity:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Additionally, this Update requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity.

These Updates are effective as of the beginning of the fiscal year that begins after November 15, 2009, for interim periods within that fiscal year, and for fiscal years and interim periods thereafter. The Company and its subsidiaries adopted these Updates on April 1, 2010. According to our preliminary analysis based on the information currently obtained, the effect of adopting these Updates on our financial conditions at the initial adoption date is an increase of approximately ¥1,140 billion ($12,253 million) on total assets, an increase of approximately ¥1,165 billion ($12,521 million) on total liabilities and a decrease of approximately ¥25 billion ($269 million) on retained earnings, net of tax, respectively, in the consolidated balance sheets.

In June 2009, FASB Statement No.168 (“FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No.162”), which was replaced by ASC 105 (“Generally Accepted Accounting Principles”), was issued. Except for rules and interpretive releases of the Securities and Exchange Commission (“SEC”) for SEC registrants, the Codification became the single source of authoritative U.S. generally accepted accounting principles, and is effective for interim and annual reporting periods ending after September 15, 2009. The Company and its subsidiaries adopted the Codification for the interim period that ended September 30, 2009. Under the Codification, all GAAP references were updated from conventional statements. The adoption did not have an effect on the Company and its subsidiaries’ consolidated results of operations or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In September 2009, Accounting Standards Update 2009-12 (“Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—ASC 820 (“Fair Value Measurements and Disclosures”)”) was issued. This Update improves financial reporting by permitting use of the net asset value per share (or its equivalent) provided by the investee when measuring the fair value of an alternative investment that does not have a readily determinable fair value if certain conditions are met. The amendments are effective for interim and annual periods ending after December 15, 2009 and early application is permitted. The Company and its subsidiaries adopted the Update for the interim period that ended December 31, 2009. The adoption did not have a material effect on the Company and its subsidiaries’ consolidated results of operations or financial position.

In January 2010, Accounting Standards Update 2010-02 (“Accounting and Reporting for Decreases in Ownership of a Subsidiary- a Scope Clarification—ASC 810 (“Consolidation”)”) was issued. This Update clarifies the scope of the decrease in ownership provisions including deconsolidation and removes the conflict with certain other U.S. generally accepted accounting principles, and expands disclosures. The amendments are effective retrospectively to the first period that an entity adopted FASB Statement No.160 (“Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”), which was replaced by ASC 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”). The Company and its subsidiaries adopted the Update as of April 1, 2009, retrospectively. The adoption did not have a material effect on the Company and its subsidiaries’ consolidated results of operations or financial position.

In January 2010, Accounting Standards Update 2010-06 (“Improving Disclosures about Fair Value Measurements—ASC 820 (“Fair Value Measurements and Disclosures”)”) was issued. This Update improves existing disclosures and adds new disclosures. Disclosures in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. Other disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, and the Company and its subsidiaries adopted those other disclosure requirements for the period ended March 31,2010. The adoption will not have material effect on the Company and its subsidiaries’ consolidated results of operations or financial position.

In February 2010, Accounting Standards Update 2010-10(“Amendments for Certain Investment Funds—ASC810 (“Consolidation”)”) was issued. This Update defers adoption of FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”) which was codified by Accounting Standards Update 2009-17 (ASC810-10 (“Consolidation-Variable Interest Entities”)) for a reporting entity’s interest in an entity:

•	That has all the attributes of an investment company or

•	For which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.

The amendments in this Update are effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period. The adoption will not have a material effect on the Company and its subsidiaries’ consolidated results of operations or financial position.

(ag) Reclassifications

Certain amounts in fiscal 2008 and 2009 consolidated financial statements have been reclassified to conform to fiscal 2010 presentation. On the consolidated statements of income, expenses directly related to certain operations of the business in the Real Estate segment, which had been included in selling, general and administrative expenses in fiscal 2008 and 2009 were reclassified into other operating expenses for all years presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

2. Fair Value Measurements

The Company and its subsidiaries adopted ASC 820-10 (“Fair Value Measurements and Disclosures”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification Section classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1—Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3—Unobservable inputs for the assets or liabilities.

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). The Company and its subsidiaries measure mainly cash equivalents, trading securities, available-for-sale securities, investment funds, certain investment in affiliates and derivatives at fair value on a recurring basis. However, for fiscal 2009, the Company and its subsidiaries adopted FSP No. FAS 157-2 (“Effective Date of FASB Statement No.157”). This Staff Position defers the effective date of FASB Statement No.157 which was replaced by ASC 820-10 (“Fair Value Measurements and Disclosures”) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. From fiscal 2010, these nonfinancial assets and liabilities elected for the partial deferral of SFAS No.157 has been recognized or disclosed at fair value in the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2009 and March 31, 2010:

	March 31, 2009
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Cash equivalents	¥34,990	¥34,990	¥—	¥—
Trading securities	7,410	1,787	5,457	166
Available-for-sale securities	729,273	40,473	240,941	447,859
Japanese and foreign government bond securities	70,432	—	70,432	—
Japanese prefectural and foreign municipal bond securities	16,739	—	16,739	—
Corporate debt securities	150,982	—	140,806	10,176
Specified bonds issued by SPEs in Japan	300,765	—	—	300,765
CMBS and RMBS in the U.S., and other asset-backed securities	144,824	—	7,906	136,918
Equity securities	45,531	40,473	5,058	—
Investment in affiliates*	10,245	3,291	—	6,954
Derivative assets	19,800	152	18,888	760
Interest rate swap agreements	88	—	88	—
Options held/written, caps held	550	2	110	438
Futures, Foreign exchange contracts	1,479	150	1,329	—
Foreign currency swap agreements	17,361	—	17,361	—
Credit derivatives held/written	322	—	—	322
Others	942	—	942	—

	¥802,660	¥80,693	¥266,228	¥455,739

Financial Liabilities:
Derivative liabilities	¥26,999	¥89	¥26,818	¥92
Interest rate swap agreements	4,852	—	4,852	—
Options held/written, caps held	89	—	89	—
Futures, Foreign exchange contracts	7,287	89	7,198	—
Foreign currency swap agreements	14,553	—	14,553	—
Credit derivatives held/written	218	—	126	92

	¥26,999	¥89	¥26,818	¥92

*	A certain investment in affiliates for which the Company and its subsidiaries elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) during fiscal 2009 is measured at fair value on a recurring basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2010
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Trading securities	¥49,596	¥1,157	¥48,386	¥53
Available-for-sale securities	845,234	67,224	376,206	401,804
Japanese and foreign government bond securities	146,453	—	146,453	—
Japanese prefectural and foreign municipal bond securities	19,247	—	19,247	—
Corporate debt securities	199,291	—	192,450	6,841
Specified bonds issued by SPEs in Japan	246,305	—	—	246,305
CMBS and RMBS in the U.S., and other asset-backed securities	149,358	—	700	148,658
Equity securities	84,580	67,224	17,356	—
Other securities	14,692	—	14,692	—
Investment funds	14,692	—	14,692	—
Derivative assets	17,074	1,015	15,531	528
Interest rate swap agreements	192	—	192	—
Options held/written, caps held	555	2	553	—
Futures, Foreign exchange contracts	2,075	1,013	1,062	—
Foreign currency swap agreements	13,724	—	13,724	—
Credit derivatives held/written	528	—	—	528

	¥926,596	¥69,396	¥454,815	¥402,385

Financial Liabilities:
Derivative liabilities	¥31,975	¥660	¥31,280	¥35
Interest rate swap agreements	2,956	—	2,956	—
Options held/written, caps held	189	—	189	—
Futures, Foreign exchange contracts	5,737	660	5,077	—
Foreign currency swap agreements	23,053	—	23,053	—
Credit derivatives held/written	40	—	5	35

	¥31,975	¥660	¥31,280	¥35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2010
	Millions of U.S. dollars
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Trading securities	$533	$12	$520	$1
Available-for-sale securities	9,085	723	4,044	4,318
Japanese and foreign government bond securities	1,574	—	1,574	—
Japanese prefectural and foreign municipal bond securities	207	—	207	—
Corporate debt securities	2,142	—	2,068	74
Specified bonds issued by SPEs in Japan	2,647	—	—	2,647
CMBS and RMBS in the U.S., and other asset-backed securities	1,606	—	9	1,597
Equity securities	909	723	186	—
Other securities	158	—	158	—
Investment funds	158	—	158	—
Derivative assets	183	11	166	6
Interest rate swap agreements	2	—	2	—
Options held/written, caps held	6	0	6	—
Futures, Foreign exchange contracts	22	11	11	—
Foreign currency swap agreements	147	—	147	—
Credit derivatives held/written	6	—	—	6

	$9,959	$746	$4,888	$4,325

Financial Liabilities:
Derivative liabilities	$343	$7	$336	$0
Interest rate swap agreements	32	—	32	—
Options held/written, caps held	2	—	2	—
Futures, Foreign exchange contracts	61	7	54	—
Foreign currency swap agreements	248	—	248	—
Credit derivatives held/written	0	—	0	0

	$343	$7	$336	$0

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the reporting period. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the year ended March 31, 2010, there were no significant transfers in or out of Level 1 or 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table presents a reconciliation of financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during fiscal year 2009 and 2010:

	2009
	Millions of yen
		Gains or losses (realized/ unrealized)			Purchase, sales, and settlements	Transfers in and/ or out of Level 3 (net) *2	Balance at March 31, 2009	Change in unrealized gains or losses included in earnings for assets still held at March 31, 2009 *1
	Balance at April 1, 2008	Included in earnings *1	Included in other comprehensive income	Total
Trading securities	¥—	¥(734)	¥(86)	¥(820)	¥154	¥832	¥166	¥(734)
Available-for-sale securities	437,939	(2,305)	(3,438)	(5,743)	(51,090)	66,753	447,859	(4,323)
Corporate debt securities	12,969	(1,663)	251	(1,412)	(3,251)	1,870	10,176	(1,565)
Specified bonds issued by SPEs in Japan	341,720	(104)	(2,273)	(2,377)	(38,578)	—	300,765	(185)
CMBS and RMBS in the U.S., and other asset-backed securities	83,250	(538)	(1,416)	(1,954)	(9,261)	64,883	136,918	(2,573)
Investment in affiliates	—	954	—	954	6,000	—	6,954	954
Derivative assets	—	760	—	760	—	—	760	760
Options held/written, caps held	—	438	—	438	—	—	438	438
Credit derivatives held/written	—	322	—	322	—	—	322	322

	2010
	Millions of yen
		Gains or losses (realized/ unrealized)			Purchase, sales, and settlements	Transfers in and/ or out of Level 3 (net) *2	Balance at March 31, 2010	Change in unrealized gains or losses included in earnings for assets still held at March 31, 2010 *1
	Balance at March 31, 2009	Included in earnings *1	Included in other comprehensive income	Total
Trading securities	¥166	¥—	¥(170)	¥(170)	¥57	¥—	¥53	¥—
Available-for-sale securities	447,859	(9,394)	(519)	(9,913)	(36,997)	855	401,804	(8,691)
Corporate debt securities	10,176	(1,302)	492	(810)	(3,380)	855	6,841	(801)
Specified bonds issued by SPEs in Japan	300,765	(989)	(1,910)	(2,899)	(51,561)	—	246,305	(515)
CMBS and RMBS in the U.S., and other asset-backed securities	136,918	(7,103)	899	(6,204)	17,944	—	148,658	(7,375)
Investment in affiliates	6,954	(6,954)	—	(6,954)	—	—	—	—
Derivative assets	760	206	—	206	—	(438)	528	206
Options held/written, caps held	438	—	—	—	—	(438)	—	—
Credit derivatives held/written	322	206	—	206	—	—	528	206

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	2010
	Millions of U.S. dollars
	Balance at March 31, 2009	Gains or losses (realized/ unrealized)			Purchase, sales, and settlements	Transfers in and/ or out of Level 3 (net) *2	Balance at March 31, 2010	Change in unrealized gains or losses included in earnings for assets still held at March 31, 2010 *1
		Included in earnings *1	Included in other comprehensive income	Total
Trading securities	$2	$—	$(2)	$(2)	$1	$—	$1	$—
Available-for-sale securities	4,814	(102)	(6)	(108)	(398)	10	4,318	(93)
Corporate debt securities	109	(14)	5	(9)	(36)	10	74	(9)
Specified bonds issued by SPEs in Japan	3,233	(11)	(21)	(32)	(554)	—	2,647	—
CMBS and RMBS in the U.S., and other asset-backed securities	1,472	(77)	10	(67)	192	—	1,597	(84)
Investment in affiliates	75	(75)	—	(75)	—	—	—	—
Derivative assets	8	2	—	2	—	(4)	6	2
Options held/written, caps held	4	—	—	—	—	(4)	—	—
Credit derivatives held/written	4	2	—	2	—	—	6	2

*1	Principally, gains and losses from trading securities, available-for-sale securities, investments in affiliates and derivative assets are included in brokerage commissions and net gains (losses) on investment securities, write-downs of securities or life insurance premiums and related investment income, equity in net income (loss) of affiliates and other operating revenues /expenses, respectively.
*2	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

Net amount of ¥66,753 million of available-for-sale securities, mainly CMBS and RMBS in the United States, was transferred from other levels to Level 3 in fiscal 2009 due to a certain market becoming inactive.

In determining whether a market is active or inactive, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors.

With respect to the CMBS and RMBS in the United States, the Company and its subsidiaries judged that the market had become inactive during fiscal 2009 because there were few recent transactions and because brokers quotes or pricing evaluation from independent pricing service vendors for these securities were not available. As a result, the Company and its subsidiaries established internally developed pricing models (Level 3 inputs) using valuation techniques such as present value techniques in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table presents recorded amounts of major assets and liabilities measured at fair value on a nonrecurring basis as of March 31, 2009 and March 31, 2010. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

	March 31, 2009
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Unlisted securities	¥4,065	¥—	¥—	¥4,065
Loans held for sale	26,002	—	—	26,002
Real estate collateral-dependent loans (net of allowance for probable loan losses)	113,242	—	—	113,242
Certain investment in affiliates	28,727	27,504	—	1,223

	¥172,036	¥27,504	¥—	¥144,532

	March 31, 2010
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	¥10,138	¥—	¥—	¥10,138
Real estate collateral-dependent loans (net of allowance for probable loan losses)	105,948	—	—	105,948
Investment in operating leases	21,174	—	—	21,174
Land and buildings undeveloped or under construction	33,978	—	—	33,978
Certain investment in affiliates	502	—	502	—

	¥171,740	¥—	¥502	¥171,238

	March 31, 2010
	Millions of U.S. dollars
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	$109	$—	$—	$109
Real estate collateral-dependent loans (net of allowance for probable loan losses)	1,139	—	—	1,139
Investment in operating leases	228	—	—	228
Land and buildings undeveloped or under construction	365	—	—	365
Certain investment in affiliates	5	—	5	—

	$1,846	$—	$5	$1,841

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820-10 (“Fair Value Measurements and Disclosures”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements. The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies. Real estate collateral-dependent loans whose fair values are estimated using an appraisal of the underlying collateral based on techniques other than recent transactions involving sales of similar assets are classified as Level 3 because such techniques involve unobservable inputs.

Investment in operating leases, Land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of Investment in operating leases and Land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies. The Company and its subsidiaries classified the assets as Level 3 because such techniques involve unobservable inputs.

Trading securities, Available-for-sale securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets, and these securities are classified as Level 2. If market prices are not available, then fair value is estimated by using valuation models including discounted cash flow methodology and commonly used option-pricing models. Such securities are classified as Level 3, as the valuation models are based on inputs that are unobservable in the market. The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use a discounted cash flow model that incorporates significant unobservable inputs as further discussed below to measure their fair value. The Company and its subsidiaries also classify CMBS and RMBS in the United States, as Level 3 due to a certain market becoming inactive.

When evaluating the specified bonds issued by SPEs, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs are estimated based on contractual principal and interest repayment schedules on each of the specified bond issued by the SPEs. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as a discounted cash flow methodology) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

The fair value is based on the net asset value if the investments meet certain requirements that the investees have all of the attributes specified in ASC 946-10 and the investees calculate the net asset value. These investments are classified as Level 2, because they are not redeemable at the net asset value per share at the measurement date but they are redeemable at the net asset value per share in the near term after the measurement date.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodology. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3.

3. Acquisitions

During fiscal 2008, the Company and its subsidiaries acquired entities for a total cost of ¥35,476 million, which was paid in cash of ¥25,261 million and the Company’s common stocks of ¥10,215 million. In accordance with the finalization of purchase price allocation during fiscal 2009, the amount of goodwill was adjusted to ¥9,734 million, which is not deductible for income tax calculation purposes and the amount of acquired intangible assets other than goodwill recognized in these transactions was adjusted to ¥3,996 million. Acquisitions were mainly included in the Real Estate segment.

During fiscal 2009, the Company and its subsidiaries acquired entities for a total cost of ¥11,207 million, which was mainly paid in cash. In accordance with the finalization of purchase price allocation during fiscal 2010, the amount of goodwill was adjusted to ¥3,466 million, which is not deductible for income tax calculation purposes and the amount of acquired intangible assets other than goodwill recognized in these transactions was adjusted to ¥201 million. Acquisitions were mainly included in the Real Estate segment.

During fiscal 2010, the Company and its subsidiaries acquired entities for a total cost of ¥12,142 million ($131 million), which was paid in cash. Goodwill initially recognized in these transactions amounted to ¥1,786 million ($19 million), which is not deductible for income tax calculation purposes. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. The amount of the goodwill and intangible assets other than goodwill could possibly be adjusted upon completion of the purchase price allocation. Acquisitions were mainly included in the Investment Banking segment.

The segment in which goodwill is allocated is disclosed in Note 13 (“Goodwill and Other Intangible Assets”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

4. Cash Flow Information

Cash payments during fiscal 2008, 2009 and 2010 are as follows:

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Cash payments:
Interest	¥113,941	¥111,435	¥84,259	$906
Income taxes	142,751	110,962	43,927	472

As non-cash investing activities, the Company and its subsidiaries assumed ¥19,957 million, ¥38,120 million and ¥27,688 million ($298 million) of liabilities in connection with acquisitions in fiscal 2008, 2009 and 2010, respectively. In addition, the Company’s common stocks of ¥10,215 million and ¥1,673 million were exchanged in connection with acquisitions in fiscal 2008 and 2009 respectively.

Affiliate’s common stocks of ¥9,439 million and ¥26,617 million ($286 million) were exchanged in connection with a sale of subsidiary in fiscal 2009 and 2010, respectively. In addition, the Company sold a portion of a subsidiary’s ownership interest and the subsidiary became an equity-method affiliate after the sale. As a result, a loan of ¥95,547 million ($1,027 million) provided to the former subsidiary became a loan to the affiliate, and with the equity investment in the affiliate of ¥25,828 million ($278 million), the balance of investment in affiliates increased by a total of ¥121,375 million ($1,305 million). The sale of the subsidiary’s ownership interest is disclosed in Note 12, “Investment in Affiliates”.

Moreover, ¥39,905 million and ¥83,018 million ($892 million) of real estate under operating leases were transferred from installment loans and investment in securities in fiscal 2009 and 2010, respectively, as a result of real estate collateral acquired from non-recourse loans in order to maximize collections.

As non-cash financing activities, ¥4,209 million of convertible bonds were converted to common stocks in fiscal 2008.

5. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2009 and 2010 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2009	2010	2010
Minimum lease payments receivable	¥999,325	¥840,453	$9,033
Estimated residual value	54,292	46,460	499
Initial direct costs	9,544	7,848	84
Unearned lease income	(148,717)	(138,280)	(1,485)

	¥914,444	¥756,481	$8,131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Minimum lease payments receivable are due in periodic installments through fiscal 2039. At March 31, 2010, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2011	¥309,435	$3,326
2012	192,250	2,066
2013	124,014	1,333
2014	65,225	701
2015	32,491	349
Thereafter	117,038	1,258

Total	¥840,453	$9,033

Gains and losses from the disposition of direct financing lease assets were not significant for fiscal 2008, 2009 and 2010.

6. Investment in Operating Leases

Investment in operating leases at March 31, 2009 and 2010 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2009	2010	2010
Transportation equipment	¥582,104	¥580,009	$6,234
Measuring and information-related equipment	178,062	170,047	1,828
Real estate	788,749	826,398	8,882
Other	19,867	19,267	207

	1,568,782	1,595,721	17,151
Accumulated depreciation	(358,616)	(399,747)	(4,296)

Net	1,210,166	1,195,974	12,855
Accrued rental receivables	16,458	17,249	185

	¥1,226,624	¥1,213,223	$13,040

Gains and losses from the disposition of real estate under operating leases are disclosed separately as gains on sales of real estate under operating leases or income from discontinued operations, net in the accompanying consolidated statements of income.

For fiscal 2008, 2009 and 2010, gains on sales of operating lease assets other than real estate are ¥15,217 million, ¥11,426 million and ¥7,552 million ($81 million), respectively, and are included in operating lease revenues.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2008, 2009 and 2010 are as follows:

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Depreciation expenses	¥136,687	¥140,886	¥138,761	$1,491
Various expenses	45,457	53,330	53,917	580

	¥182,144	¥194,216	¥192,678	$2,071

The operating lease contracts include non-cancelable lease terms ranging from one month to 20 years. The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2011	¥133,726	$1,437
2012	85,346	917
2013	55,526	597
2014	30,687	330
2015	14,896	160
Thereafter	26,191	282

Total	¥346,372	$3,723

7. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2009 and 2010 is as follows:

	Millions of yen		Millions of U.S. dollars
	2009	2010	2010
Borrowers in Japan:
Consumer—
Housing loans	¥702,788	¥731,184	$7,859
Card loans	337,403	—	—
Other	45,081	13,663	147

	1,085,272	744,847	8,006

Corporate—
Real estate companies	651,597	447,181	4,806
Commercial, industrial and other companies	1,097,086	904,729	9,724

	1,748,683	1,351,910	14,530

Overseas corporate, industrial and other borrowers	321,162	244,521	2,628
Purchased loans*	148,984	122,973	1,322

	¥3,304,101	¥2,464,251	$26,486

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtor is unlikely and consist mainly of housing loans, loans to real estate companies and commercial, industrial and other companies in Japan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Generally, all installment loans, except card loans, are made under agreements which require the borrower to provide collateral or guarantors.

At March 31, 2010, the contractual maturities of installment loans except purchased loans for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2011	¥381,099	$4,096
2012	414,465	4,455
2013	382,505	4,111
2014	266,929	2,869
2015	205,144	2,205
Thereafter	691,136	7,428

Total	¥2,341,278	$25,164

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥204,137 million, ¥172,406 million and ¥114,731 million ($1,233 million) for fiscal 2008, 2009 and 2010, respectively.

Certain loans, which the Company has the intent and ability to sell or securitize to outside parties in the foreseeable future, are considered held-for-sale and are carried at the lower of cost or market value determined on an individual basis. These loans held for sale are included in installment loans and the outstanding balance of these loans as of March 31, 2009 was ¥36,896 million but there are no such loans as of March 31, 2010, due to the sluggish securitization market under the continued stagnation of finance market.

For loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely, ASC 310-30 (Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality) requires that the investor recognize the excess of the loan’s cash flows expected at acquisition over the investor’s initial investment as interest income on the level-yield basis over the remaining life of the purchased loan (“accretable yield”). ASC 310-30, however, does not prohibit placing loans on non-accrual status subsequent to acquisition, including use of the cost recovery or cash basis methods of income recognition when it is not appropriate to recognize the accretable yield, such as when the investor does not have sufficient information to reasonably estimate cash flows expected to be collected to compute the accretable yield.

Purchased loans acquired by the Company and its subsidiaries are generally characterized by extended period of non-performance by the borrower which result in limited or no expectation of further performance by the borrower except through liquidation of collateral. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥148,984 million and ¥122,973 million ($1,322 million) as of March 31, 2009 and 2010 and the fair value at the acquisition date of purchased loans acquired during fiscal 2009 and 2010 were ¥17,647 million and ¥8,036 million ($86 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥16,650 million and ¥24,021 million ($258 million) as of March 31, 2009 and 2010.

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2008, 2009 and 2010 are as follows:

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Beginning balance	¥8,519	¥8,579	¥9,520	$102
Provisions charged to income	1,414	1,615	3,481	37
Charge-offs	(1,316)	(462)	(609)	(7)
Other*	(38)	(212)	29	0

Ending balance	¥8,579	¥9,520	¥12,421	$134

*	Other includes foreign currency translation adjustments.

The above-mentioned amounts are included in the allowance for doubtful receivables on direct financing leases and probable loan losses (see Note 8).

8. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2008, 2009 and 2010 are as follows:

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Beginning balance	¥89,508	¥102,007	¥158,544	$1,704
Provisions charged to income	33,226	77,027	71,532	769
Charge-offs	(20,310)	(21,027)	(60,412)	(649)
Recoveries	1,742	1,296	2,615	28
Other*	(2,159)	(759)	(14,756)	(159)

Ending balance	¥102,007	¥158,544	¥157,523	$1,693

*	Other includes foreign currency translation adjustments, amounts reclassified to discontinued operations and decrease in allowance related to sales of subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The balance of the allowance broken down into investment in direct financing leases and installment loans at March 31, 2009 and 2010 is as follows:

	Millions of yen		Millions of U.S. dollars
	2009	2010	2010
Balance of allowance related to:
Investment in direct financing leases	¥27,540	¥23,969	$258
Installment loans	131,004	133,554	1,435

Total	¥158,544	¥157,523	$1,693

Under ASC 310-10-35 (“Receivables—Subsequent Measurement”) impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans which are not restructured) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

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

The recorded investments in loans considered impaired are ¥449,705 million and ¥348,143 million ($3,742 million) as of March 31, 2009 and 2010, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥262,145 million and ¥268,145 million ($2,882 million) as of March 31, 2009 and 2010, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥89,236 million and ¥100,255 million ($1,078 million) as of March 31, 2009 and 2010, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets. The recorded investments in loans considered impaired above include purchased loans considered impaired as described in Note 7.

The average recorded investments in impaired loans for fiscal 2008, 2009 and 2010 were ¥126,789 million, ¥317,911 million and ¥402,868 million ($4,330 million), respectively. The Company and its subsidiaries recognized interest income on impaired loans of ¥5,103 million, ¥15,482 million and ¥7,875 million ($85 million), and collected in cash interest on impaired loans of ¥3,428 million, ¥9,421 million and ¥4,841 million ($52 million) in fiscal 2008, 2009 and 2010, respectively. The Company and its subsidiaries use 90 days for suspending recognition of income from direct financing leases and loans (see Note 1(e)). As of March 31, 2009 and 2010, the balances of direct financing leases on non-accrual status were ¥27,949 million and ¥25,682 million ($276 million), and the balances of smaller-balance homogeneous loans on non-accrual status were ¥17,860 million and ¥12,321 million ($132 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

9. Investment in Securities

Investment in securities at March 31, 2009 and 2010 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2009	2010	2010
Trading securities	¥7,410	¥49,596	$533
Available-for-sale securities	729,273	845,234	9,085
Held-to-maturity securities	—	43,732	470
Other securities	189,457	165,596	1,780

Total	¥926,140	¥1,104,158	$11,868

Gains and losses realized from the sale of trading securities and net unrealized holding gains (losses) on trading securities are included in net gains (losses) on investment securities, (see Note 22).

For fiscal 2008, 2009 and 2010, net unrealized holding gains and losses on trading securities were losses of ¥5,264 million, losses of ¥13,065 million and gains of ¥7,211 million ($78 million), respectively.

During fiscal 2008 and 2009, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥198,584 million and ¥242,702 million, respectively, resulting in gross realized gains of ¥8,534 million and ¥8,266 million, respectively, and gross realized losses of ¥333 million and ¥4,932 million, respectively. During fiscal 2010, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥181,033 million ($1,946 million), resulting in gross realized gains of ¥7,547 million ($81 million) and gross realized losses of ¥640 million ($7 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2008, 2009 and 2010, the Company and its subsidiaries charged losses on securities of ¥8,290 million, ¥18,631 million and ¥23,637 million ($254 million), respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share.

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥98,498 million and ¥72,347 million ($778 million) at March 31, 2009 and 2010. Investments with an aggregate cost of ¥94,643 million and ¥62,208 million ($669 million) were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at March 31, 2009 and 2010 are as follows:

March 31, 2009

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥70,463	¥116	¥(147)	¥70,432
Japanese prefectural and foreign municipal bond securities	16,625	132	(18)	16,739
Corporate debt securities	158,117	220	(7,355)	150,982
Specified bonds issued by SPEs in Japan	302,505	886	(2,626)	300,765
CMBS and RMBS in the U.S., and other asset-backed securities	147,564	9,656	(12,396)	144,824
Equity securities	42,722	7,757	(4,948)	45,531

	¥737,996	¥18,767	¥(27,490)	¥729,273

March 31, 2010

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥146,007	¥624	¥(178)	¥146,453
Japanese prefectural and foreign municipal bond securities	19,238	69	(60)	19,247
Corporate debt securities	199,937	910	(1,556)	199,291
Specified bonds issued by SPEs in Japan	249,696	303	(3,694)	246,305
CMBS and RMBS in the U.S., and other asset-backed securities	146,820	10,759	(8,221)	149,358
Equity securities	71,491	16,734	(3,645)	84,580

	833,189	29,399	(17,354)	845,234

Held-to-maturity:
Japanese government bond securities	43,732	—	(715)	43,017

	¥876,921	¥29,399	¥(18,069)	¥888,251

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2010

	Millions of U.S. dollars
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	$1,569	$7	$(2)	$1,574
Japanese prefectural and foreign municipal bond securities	207	1	(1)	207
Corporate debt securities	2,149	10	(17)	2,142
Specified bonds issued by SPEs in Japan	2,684	3	(40)	2,647
CMBS and RMBS in the U.S., and other asset-backed securities	1,578	116	(88)	1,606
Equity securities	768	180	(39)	909

	8,955	317	(187)	9,085

Held-to-maturity:
Japanese government bond securities	470	—	(7)	463

	$9,425	$317	$(194)	$9,548

According to ASC 320-10-65-1 (“Investments—Debt and Equity Securities—Recognition and Presentation of Other-Than-Temporary Impairments”), non-credit components of other-than-temporary impairments of ¥1,486 million and ¥1,638 million ($18 million), were included in the unrealized losses of CMBS and RMBS in the U.S., and other asset-backed securities at March 31, 2009 and 2010, respectively.

The following table provides information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2009 and 2010, respectively:

March 31, 2009

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥37,827	¥(147)	¥—	¥—	¥37,827	¥(147)
Japanese prefectural and foreign municipal bond securities	4,620	(18)	—	—	4,620	(18)
Corporate debt securities	50,754	(605)	63,231	(6,750)	113,985	(7,355)
Specified bonds issued by SPEs in Japan	143,020	(2,626)	—	—	143,020	(2,626)
CMBS and RMBS in the U.S., and other asset-backed securities	50,746	(7,623)	47,134	(4,773)	97,880	(12,396)
Equity securities	37,019	(4,570)	970	(378)	37,989	(4,948)

	¥323,986	¥(15,589)	¥111,335	¥(11,901)	¥435,321	¥(27,490)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2010

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥81,432	¥(99)	¥4,768	¥(79)	¥86,200	¥(178)
Japanese prefectural and foreign municipal bond securities	12,480	(60)	—	—	12,480	(60)
Corporate debt securities	88,305	(484)	26,100	(1,072)	114,405	(1,556)
Specified bonds issued by SPEs in Japan	30,189	(1,041)	83,024	(2,653)	113,213	(3,694)
CMBS and RMBS in the U.S., and other asset-backed securities	17,578	(2,141)	65,070	(6,080)	82,648	(8,221)
Equity securities	17,875	(2,739)	4,822	(906)	22,697	(3,645)

	247,859	(6,564)	183,784	(10,790)	431,643	(17,354)

Held-to-maturity:
Japanese government bond securities	43,017	(715)	—	—	43,017	(715)

	¥290,876	¥(7,279)	¥183,784	¥(10,790)	¥474,660	¥(18,069)

March 31, 2010
	Millions of U.S. dollars
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	$875	$(1)	$51	$(1)	$926	$(2)
Japanese prefectural and foreign municipal bond securities	134	(1)	—	—	134	(1)
Corporate debt securities	949	(5)	281	(12)	1,230	(17)
Specified bonds issued by SPEs in Japan	324	(11)	892	(29)	1,216	(40)
CMBS and RMBS in the U.S., and other asset-backed securities	189	(23)	699	(65)	888	(88)
Equity securities	192	(29)	52	(10)	244	(39)

	2,663	(70)	1,975	(117)	4,638	(187)

Held-to-maturity:
Japanese government bond securities	463	(7)	—	—	463	(7)

	$3,126	$(77)	$1,975	$(117)	$5,101	$(194)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Approximately 540 and 411 investment securities were in an unrealized loss position as of March 31, 2009 and 2010, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security; (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the company and its subsidiaries do not expect to recover the entire amortized cost of the security (that is, a credit loss exists). In assessing whether a credit loss exists, the Company and its subsidiaries compare the present value of the expected cash flows to the security’s amortized cost basis at the balance sheet date.

Debt securities with unrealized loss position mainly include specified bonds issued by special purpose entities in Japan and CMBS and RMBS.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the domestic real estate market and the credit crunch in the capital and financial markets. Considering all available information to assess the collectibility of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2010.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2010.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for fiscal 2009 and 2010 are as follows:

	Millions of yen		Millions of U.S. dollars
	2009	2010	2010
Total other-than-temporary impairment losses	¥20,117	¥26,060	$280
Portion of loss recognized in other comprehensive income (before taxes)	(1,486)	(2,423)	(26)

Net impairment losses recognized in earnings	¥18,631	¥23,637	$254

Other-than-temporary impairment losses related to debt securities are recognized mainly on certain mortgage-backed and other asset-backed securities, which have experienced credit losses due to a decrease in cash flows attributable to significant default and bankruptcies on the underlying loans. Because the Company and its subsidiaries do not intend to sell these securities and it is not more likely than not that the Company and its subsidiaries will be required to sell these securities before recovery of their amortized cost basis, the Company and its subsidiaries charged only the credit loss component of the total impairment to earnings with the remaining non-credit component recognized in other comprehensive income (loss). The credit loss assessment was made by comparing the securities’ amortized cost basis with the present value of the expected cash flows that were estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for fiscal 2009 and 2010 are as follows:

	Millions of yen		Millions of U.S. dollars
	2009	2010	2010
Beginning	¥—	¥906	$10
Addition:
Credit loss for which an other-than-temporary impairment was not previously recognized	906	3,744	40
Credit loss for which an other-than-temporary impairment was previously recognized	—	366	4

Ending	¥906	¥5,016	$54

The Company and its subsidiaries adopted Accounting Standards Update 2009-12 (“Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—ASC 820 (“Fair Value Measurements and Disclosures”)”). Under ASC 820, the information about the fund investments the Company and its subsidiaries hold at March 31, 2010 is as follows:

March 31, 2010

Type of Fund Investment	Fair Value (Millions of Yen)	Fair Value (Millions of U.S. dollars)	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Hedge Fund*	¥14,692	$158	Monthly – Quarterly	10days – 45days

Total	¥14,692	$158	—	—

*	This category includes several hedge funds that seek profits using investment strategies such as managed futures, global macro and relative value. The fair value of the investments in this category is calculated based on the net asset value of the investees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities held at March 31, 2010:

Available-for-sale securities held at March 31, 2010:

	Millions of yen		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	¥198,540	¥197,391	$2,134	$2,122
Due after one to five years	298,271	296,984	3,206	3,192
Due after five to ten years	179,314	179,078	1,927	1,925
Due after ten years	85,573	87,201	920	937

	¥761,698	¥760,654	$8,187	$8,176

Held-to-maturity securities held at March 31, 2010:
	Millions of yen		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due after ten years	¥43,732	¥43,017	$470	$463

	¥43,732	¥43,017	$470	$463

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥22,440 million, ¥23,758 million and ¥20,436 million ($220 million) for fiscal 2008, 2009 and 2010, respectively.

A certain foreign subsidiary acquired debt securities with evidence of deterioration of credit quality at the time of acquisition, and those debt securities were probably not able to recover all contractual amounts. In accordance with the provision of ASC 310-30 (Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality), the subsidiary determined the expected future cash flows taking into account historical cash collections for debt securities with similar characteristics as well as expected prepayments and the amount and the timing of undiscounted expected principal, interest and other cash flows for each pool of debt securities. Accretable yield represents the excess of expected future cash flows over carrying value of the debt securities, which is recognized as interest income over the remaining life of the debt securities. For a debt security for which the fair value is less than the amortized cost basis, the subsidiary estimates the present value of cash flows expected to be collected from the security and compares it with the amortized cost basis of the security to determine whether a credit loss exists. If, based on current information and events, the subsidiary determines a credit loss exists for that security, an other-than-temporary impairment is considered to have occurred. The subsidiary writes down that security to fair value with the credit loss component of the impairment recognized in earnings and the noncredit component recorded in other comprehensive income (loss), unless the subsidiary intends to sell that security or more likely than not will be required to sell that security before

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

recovery, in which case the entire impairment loss would be charged to earnings. As of March 31, 2009 and 2010, the carrying amount and the nominal value of debt securities acquired with evidence of deterioration of credit quality were ¥13,974 million and ¥11,880 million ($128 million), and ¥48,349 million and ¥40,605 million ($436 million), and the outstanding balance of accretable yield was ¥12,849 million and ¥10,420 million ($112 million) respectively.

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

The Company and its subsidiaries account for the transfer of the financial assets as a sale to the extent that consideration other than beneficial interests in the transferred financial assets is received in exchange when control over the financial assets is surrendered. In addition, the Company and its subsidiaries are not required to consolidate these SPEs if they are qualifying SPEs as defined in ASC 860 (“Transfers and Servicing”) or the Company and its subsidiaries are not primary beneficiaries of the SPEs pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”). The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

During fiscal 2008, 2009 and 2010, certain information with respect to these transactions accounted for as sales is as follows:

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Direct financing leases:
Balance sold	¥116,445	¥37,889	¥27,974	$301
Gains (losses) on sales	1,688	(365)	331	4
Interests that continue to be held	17,074	17,903	23,207	249
Installment loans:
Balance sold	59,161	5,258	—	—
Gains on sales	1,155	132	—	—
Interests that continue to be held	7,253	148	—	—
Investment in securities:
Balance sold	10,851	—	—	—
Gains on sales	638	—	—	—
Interests that continue to be held	830	—	—	—

Regarding securitizations of direct financing lease receivables, for fiscal 2008, 2009 and 2010, revenues from interests that continue to be held of ¥6,826 million, ¥5,772 million and ¥4,744 million ($51 million), respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from interests that continue to be held of ¥ 2,365 million, ¥1,476 million and ¥1,630 million ($18 million) for fiscal 2008, 2009 and 2010, respectively, are included in interest on loans and investment securities in the consolidated statements of income. Regarding securitizations of investment in securities, revenues from interests that continue to be held of ¥3,902 million, ¥3,469 million and ¥2,378 million ($26 million) for fiscal 2008, 2009 and 2010, respectively, are included in interest on loans and investment securities in the consolidated statements of income.

As of March 31, 2008, 2009 and 2010, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

Economic assumptions used in measuring the interests that continue to be held related to securitization transactions completed during fiscal 2008, 2009 and 2010 are as follows:

	2008				2009		2010
	Direct financing leases	Installment loans		Investment in securities		Installment loans
		Commercial mortgage loans	Mortgage loans for individuals		Direct financing leases	Commercial mortgage loans	Direct financing leases
	%	%	%	%	%	%	%
Expected credit loss	0.20-1.27	5.04-5.25	0.59	5.04-5.25	1.27-1.52	0.86	1.51-1.55
Discount rate	2.23-9.80	2.71-2.76	1.75	2.71-9.04	1.92-11.43	2.60	2.33-4.28
Annual prepayment rate	2.00-4.92	22.19-23.43	4.48	22.19-23.43	3.70-6.52	1.15	6.24-6.59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Interests that continue to be held from securitization transactions are recorded in the consolidated balance sheet at March 31, 2010. Key economic assumptions used in measuring the fair value of them, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

2010
	Direct financing leases	Installment loans		Investment in securities
		Commercial mortgage loans	Mortgage loans for individuals
Expected credit loss	0.29%-1.62%	0.72%-14.00%	0.74%-1.18%	1.22%-14.00%
Discount rate	1.17%-21.25%	0.22%-9.88%	1.39%-6.33%	0.22%-18.49%
Annual prepayment rate	1.52%-6.66%	2.86%-42.93%	1.56%-5.64%	7.56%-42.93%

	Millions of yen				Millions of U.S. dollars
	Direct financing leases	Installment loans		Investment in securities	Direct financing leases	Installment loans		Investment in securities
		Commercial mortgage loans	Mortgage loans for individuals			Commercial mortgage loans	Mortgage loans for individuals
Fair value of interests that continue to be held	¥76,136	¥2,830	¥25,930	¥23,258	$818	$30	$279	$250
Book value of the interests that continue to be held	67,028	2,859	22,568	23,601	720	31	243	254
Weighted average life (in years)	2.0-3.4	0.7	13.9-24.5	0.6-4.2	2.0-3.4	0.7	13.9-24.5	0.6-4.2
Expected credit loss:
+10%	376	35	47	50	4	0	1	1
+20%	756	70	94	143	8	1	1	2
Discount rate:
+10%	605	6	402	311	7	0	4	3
+20%	1,198	12	793	608	13	0	9	7
Prepayment rate:
+10%	57	16	173	2	1	0	2	0
+20%	117	32	341	4	1	0	4	0

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

Certain cash flows received from/paid to SPEs for all securitization activities in fiscal 2008, 2009 and 2010 are summarized as follows:

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Proceeds from new securitizations	¥188,035	¥42,922	¥28,305	$304
Servicing fees received	422	419	385	4
Cash flows received on interests that continue to be held	24,096	23,740	29,336	315
Repurchases of ineligible assets	(12,757)	(20,219)	(18,487)	(199)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Quantitative information about delinquencies, net credit losses, and components of financial assets sold on securitization and other assets managed together as of March 31, 2009 and 2010 are as follows:

March 31, 2009

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥1,106,253	¥27,949	¥7,232
Installment loans	3,434,666	467,565	12,499

Total assets managed or sold on securitization	4,540,919	¥495,514	¥19,731

Less: assets sold on securitization	(322,374)

Assets held in portfolio	¥4,218,545

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2009, are ¥353,510 million but the assets of ¥31,136 million, of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

The total assets of investment securities sold on securitization, as of March 31, 2009, are ¥45,145 million and not included in the table above.

March 31, 2010

	Millions of yen			Millions of dollars
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥883,452	¥25,682	¥8,744	$9,495	$276	$94
Installment loans	2,575,568	360,464	49,053	27,683	3,874	527

Total assets managed or sold on securitization	¥3,459,020	¥386,146	¥57,797	$37,178	$4,150	$621

Less: assets sold on securitization	(238,288)			(2,561)

Assets held in portfolio	¥3,220,732			$34,617

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2010, are ¥257,654 million ($2,769 million), but the assets of ¥19,366 million ($208 million), of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The total assets of investment securities sold on securitization, as of March 31, 2010, are ¥31,123 million ($335 million) and are not included in the table above.

The Company and its subsidiaries entered into other lease receivable securitization programs, other installment loan securitization programs and other investment in securities securitization programs that are not accounted for as sales but as secured borrowings. The payables under these securitization programs of ¥358,969 million and ¥202,224 million ($2,174 million) are included in long-term debt as of March 31, 2009 and 2010 respectively. The collateral under these securitization programs of ¥184,149 million and ¥179,450 million ($1,929 million) is included in investment in direct financing leases in the consolidated balance sheets as of March 31, 2009 and 2010, respectively. The collateral under these securitization programs of ¥291,312 million and ¥92,257 million ($992 million) is included in installment loans in the consolidated balance sheets as of March 31, 2009 and 2010, respectively. In addition, the collateral under these securitization programs of ¥14,683 million and ¥8,722 million ($94 million) is included in investment in securities in the consolidated balance sheets as of March 31, 2009 and 2010, respectively.

Also, cash reserves included in trust accounts under these securitization programs of ¥22,471 million and ¥11,620 million ($125 million) are included in other assets in the consolidated balance sheets as of March 31, 2009 and 2010 respectively.

11. Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. ASC 810-10 (“Consolidation—Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the ASC Section. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. There are certain exceptions to these general criteria. Entities within the scope of the ASC Section are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and, therefore, require consolidation of the related VIE or otherwise rise to the level where disclosure would provide useful information to the users of the Company’s financial statements. In most of cases, it is qualitatively clear based on the extent of the involvements of the Company and its subsidiaries or seniority of its investments, whether the Company and its subsidiaries are the primary beneficiary or not.

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

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. Among those VIEs, no VIEs were subject to consolidation. The amount of significant variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are ¥2,642 million and ¥2,540 million ($27 million) as non-recourse loans and ¥11,164 million and ¥10,075 million ($108 million) as equity investments as of March 31, 2009 and 2010, respectively. Those non-recourse loans are included in installment loans in the consolidated balance sheets and those equity investments are mainly included in other operating assets in the consolidated balance sheets. The maximum exposure to loss is the amount equal to the total of such loans and equity investments. Total assets of such non-consolidated VIEs are ¥82,037 million and ¥80,585 million ($866 million) as of March 31, 2009 and 2010, respectively.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold debt securities issued by them and/or make investments in them. Total assets of consolidated VIEs were ¥20,953 million and ¥17,817 million ($191 million) as of March 31, 2009 and 2010, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets. And total liabilities of those consolidated VIEs were ¥9,608 million and ¥9,245 million ($99 million) as of March 31, 2009 and 2010, respectively. Those liabilities are mainly included in long-term debt in the consolidated balance sheets. Certain such consolidated VIEs borrow non-recourse loans from financial institutions, and ¥11,339 million and ¥10,980 million ($118 million) of these VIEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2009 and 2010, respectively. The lenders of the non-recourse loans and the creditors of the other liabilities have no recourse to other assets of the Company and its subsidiaries.

The amount of significant variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are ¥12,373 million and ¥17,323 million ($186 million) as non-recourse loans and debt securities, and ¥44,222 million and ¥41,858 million ($450 million) as equity investments as of March 31, 2009 and 2010, respectively. Those debt securities are included in investment in securities, those non-recourse loans are included in installment loans and those equity investments are mainly included in other operating assets and investment in affiliates in the consolidated balance sheets. The maximum exposure to loss are ¥77,956 million and ¥106,469 million ($1,144 million) as of March 31, 2009 and 2010, respectively, since the Company and its subsidiaries have agreements to commit to invest in certain such non-consolidated VIEs, as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages. Total assets of such non-consolidated VIEs are ¥476,390 million and ¥622,872 million ($6,695 million) as of March 31, 2009 and 2010, respectively.

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

In fiscal 2009 and 2010, the Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment of debt and accounts payable, since those VIEs had experienced economic difficulties. The amount of such additional funding was ¥7,653 million and ¥5,148 million ($55 million). As a result, the Company and its subsidiaries have absorbed a majority of the expected losses and consolidated those VIEs.

Total assets of such consolidated VIEs are ¥339,141 million and ¥389,343 million ($4,185 million) as of March 31, 2009 and 2010, respectively. Those assets are mainly included in investment in operating leases, other assets and other operating assets in the consolidated balance sheets as of March 31, 2009 and 2010, respectively. And total liabilities of those consolidated VIEs were ¥108,250 million and ¥102,960 million ($1,107 million) as of March 31, 2009 and 2010, respectively. Those liabilities are mainly included in long-term debt in the consolidated balance sheets. Certain such consolidated VIEs borrow non-recourse loans from financial institutions, and ¥160,283 million and ¥156,922 million ($1,687 million) of these VIEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2009 and 2010, respectively. The lenders of the non-recourse loans and the creditors of the other liabilities have no recourse to other assets of the Company and its subsidiaries. The Company has agreements to commit to invest in certain such consolidated VIEs. The total remaining capital commitments are ¥4,280 million and ¥2,680 million ($29 million) as of March 31, 2009 and 2010, respectively.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but are deemed to have the potential to recover in the future. The servicing operations for the VIEs are mainly conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs.

Total assets of the consolidated VIEs are ¥17,295 million and ¥15,462 million ($166 million) as of March 31, 2009 and 2010, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of March 31, 2009 and 2010. Certain VIEs borrow non-recourse loans from financial institutions, and ¥475 million and ¥475 million ($5 million) of these VIEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2009 and 2010, respectively. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.

(e) VIEs for acquisition of loan receivables

The Company is involved with VIEs mainly established by customers to purchase loan receivables. VIEs receive loan receivables as trust assets from the customers. The servicing operations for the VIEs are conducted by the customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company consolidated such VIEs since the Company purchased all of beneficial interests of such VIEs.

Total assets of the consolidated VIEs are ¥103,161 million and ¥91,996 million ($989 million) as of March 31, 2009 and 2010, respectively. Those assets are mainly included in installment loans in the consolidated balance sheets as of March 31, 2009 and 2010.

(f) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them.

Total assets of the consolidated VIEs are ¥39,296 million and ¥23,804 million ($256 million) as of March 31, 2009 and 2010, respectively. Those assets are mainly included in other operating assets and investment in affiliates in the consolidated balance sheets as of March 31, 2009 and 2010. Total liabilities of those consolidated VIEs were ¥15,551 million and ¥9,342 million ($100 million) as of March 31, 2009 and 2010, respectively. Those liabilities are mainly included in trade notes, accounts payable and other liabilities in the consolidated balance sheets. The creditors of those liabilities have no recourse to other assets of the Company and its subsidiaries. The Company has agreements to commit to invest in certain such consolidated VIEs. The total remaining capital commitments are ¥1,995 million and ¥1,596 million ($17 million) as of March 31, 2009 and 2010, respectively.

(g) Kumiai structures

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated statements of income. The Company and its subsidiaries do not guarantee or otherwise have any significant financial commitments or exposure with respect to the kumiai or its related SPE.

Most of these kumiais are not consolidated by the Company and its subsidiaries since the Company and its subsidiaries are not the primary beneficiary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

12. Investment in Affiliates

Investment in affiliates at March 31, 2009 and 2010 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2009	2010	2010
Shares	¥260,155	¥293,488	$3,155
Loans	4,540	116,223	1,249

	¥264,695	¥409,711	$4,404

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥50,395 million and ¥33,980 million, respectively, as of March 31, 2009 and ¥55,531 million ($597 million) and ¥69,071 million ($742 million), respectively, as of March 31, 2010.

In fiscal 2008, 2009 and 2010, the Company and its subsidiaries received dividends from affiliates of ¥5,781 million, ¥11,046 million and ¥1,702 million ($18 million), respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥13,740 million and ¥24,856 million ($267 million) as of March 31, 2009 and 2010, respectively.

ORIX JREIT Inc. (“ORIX JREIT”), an equity method affiliate, entered into an asset management agreement with one of the Company’s subsidiaries and paid ¥1,323 million of management fees for fiscal 2008, ¥1,672 million for fiscal 2009 and ¥1,572 million ($17 million) for fiscal 2010, respectively.

The Company and its subsidiaries sold office buildings under operating leases to ORIX JREIT and recognized ¥13,682 million, ¥23,895 million and ¥3,564 million ($38 million) of gains on the sales, which were included in gains on sales of real estate under operating leases in the accompanying consolidated statements of income for fiscal 2008, 2009 and 2010, respectively. The related intercompany profits have been eliminated based on the Company’s proportionate share.

During fiscal 2008, upon completion of valuation of the assets and liabilities of affiliates that were acquired, it was determined that the fair value of the investee’s net assets exceeded the purchase price paid. This excess of fair value of the Company’s proportionate interest in the net assets of the investee upon acquisition has been recorded first as a reduction of non-current assets of the investee with the excess reported as an extraordinary gain of ¥933 million, net of tax of ¥646 million, during fiscal 2008.

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

During fiscal 2009, the Company transferred ORIX Facilities Corporation, a subsidiary, to DAIKYO through a share swap. This resulted in acquisition of preferred shares of DAIKYO in an issue amount of ¥9,439 million and recognized a gain of ¥3,576 million in earnings as gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net. The related intercompany profits have been eliminated based on the Company’s proportionate share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

During fiscal 2009, The Fuji Fire and Marine Insurance Company Limited (“Fuji Fire”) issued 117,000,000 shares to a third party at ¥135 per share, amounting to ¥15,795 million. As a result, the ownership interest of the Company in Fuji Fire decreased from 26% to 20%. Because the issuance price per share issued by Fuji Fire was less than the average carrying amount per share of the Company, the Company was required to adjust the carrying amount of its investment in Fuji Fire by ¥4,574 million and recognized that loss in earnings as gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net.

During fiscal 2009, the Company recognized ¥29,965 million of impairment losses related to certain affiliates whose shares are listed. It was judged that the downward stock price movements of the affiliates were other than temporary because there have been deterioration of operating results in those companies. The losses mainly arose from Fuji Fire, which belongs to the Investment Banking segment.

During fiscal 2010, a loss of ¥6,954 million ($75 million) was recorded in equity in net income (loss) of affiliates in the consolidated statements of income, for a change in fair value of an investment that is measured at fair value by the election of fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”). In addition, the Company and its subsidiaries sold the investment and recognized a loss of ¥2,724 million ($29 million) in gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net, in the consolidated statements of income for the fiscal 2010. The Company and its subsidiaries have chosen to apply the fair value option to this investment in an affiliate, which is a relatively short-term investment listed in the stock market, in order to reflect the economic value of the investment in our financial statements. We manage this investment at fair value and we believe that the recognition of earnings based on the changes in fair value of the listed stock as an estimated exit price for this investment is more relevant than applying the equity method to this investment. As of March 31, 2010, there is no related balance in the consolidated balance sheets for which the fair value option is applied.

During fiscal 2010, the Company transferred its 51% share ownership in ORIX Credit, a domestic subsidiary that operates a card loan business, to Sumitomo Mitsui Banking Corporation (“SMBC”), and ORIX Credit became an affiliate accounted for by the equity method with an investment of 49%. The sales of the portion of ownership interest transferred resulted in a gain of ¥3,571 million ($38 million) and the remeasurement to fair value of the interest retained resulted in a gain of ¥3,430 million ($37 million), both of which were included in earnings as gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2010. The Company used a dividend discount model and other models to measure fair value of the interest retained. A part of the Company’s loan to ORIX Credit was repaid as a result of the alliance with SMBC and the aggregate amount of the proceed from the sale of the equity interest and the repayment of the loan is included in sales of subsidiaries, net of cash disposed in the accompanying consolidated statement of cash flows. As of March 31, 2010, the investment in ORIX Credit amounted to ¥123,590 million ($1,328 million), ¥96,680 million ($1,039 million) of which consisted of loans.

During fiscal 2010, ORIX Securities, a domestic subsidiary that operates securities business, made a share swap with Monex Group, Inc. (“Monex Group”) to become a wholly owned subsidiary of Monex Group. The Company acquired 22% share ownership of Monex Group and Monex Group became an affiliate accounted for by the equity method. As a result of the swap, a gain of ¥9,337 million ($100 million) was recognized in earnings as gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net.

During fiscal 2010, DAIKYO issued 99,950,000 shares to the public and a third party at ¥182 per share, amounting to ¥18,216 million ($196million). As a result, the ownership interest of the Company in DAIKYO decreased from 41% to 31%. Because the issuance price per share issued by DAIKYO was more than the average carrying amount per share of the Company, the Company was required to adjust the carrying amount of its investments in DAIKYO by ¥3,789 million ($41 million) and recognized that gain in earnings as gains (losses) on sales of subsidiaries and affiliates and liquidation losses,net.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

During fiscal 2010, Fuji Fire issued 156,976,000 shares to a third party at ¥86 per share, amounting to ¥13,500 million ($145 million). As a result, the ownership interest of the Company in Fuji Fire decreased from 20% to 15%. Because the issuance price per share issued by Fuji Fire was less than the average carrying amount per share of the Company, the Company was required to adjust the carrying amount of its investment in Fuji Fire by ¥1,839 million ($20 million) and recognized that loss in earnings as gains (losses) on sales of subsidiaries and affiliates and liquidation losses,net. As a result of the decrease of share of ownership, Fuji Fire became a non affiliate accounted for as available-for–sale equity securities.

Companies comprising a significant portion of investment in affiliates were DAIKYO (41% of equity share) and Fuji Fire (26% of equity share) as of March 31, 2008, DAIKYO (41% of equity share) and Fuji Fire (20% of equity share) as of March 31, 2009 and DAIKYO (31% of equity share), ORIX Credit (49% of equity share) and Monex Group (22% of equity share) as of March 31, 2010.

Combined and condensed information relating to the affiliates for fiscal 2008, 2009 and 2010 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Operations:
Total revenues	¥1,738,670	¥1,393,480	¥1,093,173	$11,749
Income before income taxes	206,009	(64,530)	139,067	1,495
Net income	158,949	(77,415)	89,368	961

Financial position:
Total assets	¥4,326,436	¥4,390,084	¥3,983,524	$42,815
Total liabilities	3,298,243	3,435,107	2,968,953	31,910
Total equity	1,028,193	954,977	1,014,571	10,905

The Company and its subsidiaries had no significant transactions with these companies except as described above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

13. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2008, 2009 and 2010 are as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas	Total
Balance at March 31, 2007
Goodwill	¥1,081	¥282	¥18,718	¥5,138	¥4,452	¥55,241	¥84,912
Accumulated impairment losses	(656)	—	—	(15)	—	(274)	(945)

	425	282	18,718	5,123	4,452	54,967	83,967
Acquired	5,530	—	5,639	1,776	—	1,369	14,314
Impairment	—	—	—	(955)	—	—	(955)
Other (net)*	(52)	—	(6,512)	(450)	—	(8,116)	(15,130)

Balance at March 31, 2008
Goodwill	6,559	282	17,845	6,464	4,452	48,494	84,096
Accumulated impairment losses	(656)	—	—	(970)	—	(274)	(1,900)

	5,903	282	17,845	5,494	4,452	48,220	82,196
Acquired	39	—	5,298	20	—	—	5,357
Impairment	(1,698)	—	—	(281)	—	—	(1,979)
Other (net)*	(3,422)	—	(3,913)	353	—	(1,348)	(8,330)

Balance at March 31, 2009
Goodwill	3,176	282	19,230	6,822	4,452	46,872	80,834
Accumulated impairment losses	(2,354)	—	—	(1,236)	—	—	(3,590)

	822	282	19,230	5,586	4,452	46,872	77,244
Acquired	173	—	1,473	140	—	—	1,786
Impairment	(749)	—	—	(1,939)	—	—	(2,688)
Other (net)*	135	—	(2,167)	(1,047)	—	(2,189)	(5,268)

Balance at March 31, 2010
Goodwill	3,484	282	18,536	5,047	4,452	44,683	76,484
Accumulated impairment losses	(3,103)	—	—	(2,307)	—	—	(5,410)

	¥381	¥282	¥18,536	¥2,740	¥4,452	¥44,683	¥71,074

	Millions of U.S. dollars
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas	Total
Balance at March 31, 2009
Goodwill	$34	$3	$207	$73	$48	$503	$868
Accumulated impairment losses	(25)	—	—	(13)	—	—	(38)

	9	3	207	60	48	503	830
Acquired	2	—	16	2	—	—	20
Impairment	(8)	—	—	(21)	—	—	(29)
Other (net)*	1	—	(24)	(12)	—	(22)	(57)

Balance at March 31, 2010
Goodwill	37	3	199	54	48	481	822
Accumulated impairment losses	(33)	—	—	(25)	—	—	(58)

	$4	$3	$199	$29	$48	$481	$764

*	Other includes foreign currency translation adjustments and certain other reclassifications.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other intangible assets at March 31, 2009 and 2010 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2009	2010	2010
Intangible assets not subject to amortization:
Trade name	¥20,220	¥18,411	$198
Others	517	654	7

	20,737	19,065	205

Intangible assets subject to amortization:
Software	61,729	56,360	606
Others	15,159	9,543	102

	76,888	65,903	708
Accumulated amortization	(47,133)	(43,586)	(468)

Net	29,755	22,317	240

	¥50,492	¥41,382	$445

The aggregate amortization expenses for intangible assets are ¥8,899 million, ¥9,021 million and ¥8,203 million ($88 million) in fiscal 2008, 2009 and 2010, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥6,260 million ($67 million) in fiscal 2011, ¥5,164 million ($56 million) in fiscal 2012, ¥3,719 million ($40 million) in fiscal 2013, ¥2,495 million ($27 million) in fiscal 2014 and ¥1,118 million ($12 million) in fiscal 2015, respectively.

The Company and its subsidiaries performed tests for impairment on intangible assets. As a result, the Company and its subsidiaries recognized ¥4,109 million of impairment losses, of which ¥2,910 million were reflected as selling, general and administrative expenses, and ¥1,199 million were recorded as income from discontinued operations in fiscal 2008. Of these impairment losses, ¥2,654 million was a result of impairment losses in the trade name, and ¥1,455 million was a result of the termination of contracts with the seller in acquisitions. The losses of ¥2,910 million were included in the Corporate Financial Services segment, and ¥1,199 million were included in the Investment Banking segment. The Company and its subsidiaries have recognized no impairment losses on intangible assets from fiscal 2009 through fiscal 2010.

14. Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts, commercial paper and medium-term note program.

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2009 and 2010 are as follows:

March 31, 2009

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥370,507	1.5%
Short-term debt outside Japan, mainly from banks	198,169	3.1
Commercial paper in Japan	225,846	1.2
Commercial paper outside Japan	145	2.5
Medium-term note program in Japan	3,500	1.2

	¥798,167	1.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2010

	Millions of yen	Millions of U.S. dollars	Weighted average rate
Short-term debt in Japan, mainly from banks	¥158,469	$1,703	1.6%
Short-term debt outside Japan, mainly from banks	112,765	1,212	2.6
Commercial paper in Japan	282,781	3,039	0.3
Medium-term note program in Japan	19,550	211	1.7

	¥573,565	$6,165	1.2

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2009 and 2010 are as follows:

March 31, 2009

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2010~2023	¥327,623	2.2%
Floating rate	2010~2020	1,621,558	1.3
Insurance companies and others:
Fixed rate	2010~2018	440,001	1.6
Floating rate	2010~2021	286,947	1.2
Unsecured bonds	2010~2018	1,130,563	1.4
Unsecured convertible bonds with stock acquisition rights	2014	150,000	1.0
Unsecured bond with stock acquisition rights	2023	38,791	0.0
Unsecured notes under medium-term note program	2010~2018	99,393	1.6
Payables under securitized lease receivables	2010~2016	114,260	1.7
Payables under securitized loan receivables and investment in securities	2010~2025	244,709	1.5

		¥4,453,845	1.4

March 31, 2010

	Due (Fiscal Year)	Millions of yen	Millions of U.S. dollars	Weighted average rate
Banks:
Fixed rate	2011~2025	¥293,479	$3,154	2.6%
Floating rate	2011~2025	1,406,442	15,117	1.2
Insurance companies and others:
Fixed rate	2011~2018	372,556	4,004	1.7
Floating rate	2011~2028	241,900	2,600	1.1
Unsecured bonds	2011~2019	1,028,994	11,060	1.8
Unsecured convertible bonds with stock acquisition rights	2014	149,987	1,612	1.0
Unsecured bond with stock acquisition rights	2023	36,378	391	0.0
Unsecured notes under medium-term note program	2011~2018	104,310	1,121	1.6
Payables under securitized lease receivables	2011~2016	101,860	1,095	1.8
Payables under securitized loan receivables and investment in securities	2011~2026	100,364	1,079	0.9

		¥3,836,270	$41,233	1.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2010 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2011	¥1,202,924	$12,929
2012	1,022,276	10,987
2013	794,533	8,540
2014	529,992	5,696
2015	150,569	1,618
Thereafter	135,976	1,463

Total	¥3,836,270	$41,233

For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made semiannually and principal is repaid upon maturity of the notes.

For unsecured convertible bond with stock acquisition rights, the Company issued series three unsecured convertible bond with stock acquisition rights of ¥150,000 million in December 2008. As of March 31, 2010, the bond had stock acquisition rights that were convertible into 21,919,271 shares of common stock at a conversion price of ¥6,842.70 ($73.55) per share. The conversion price shall be adjusted mainly in a situation where the Company issues new shares at less than the current market price of the shares.

For unsecured bond with stock acquisition rights, the Company issued Liquid Yield Option NotesTM of $400 million, net of unamortized discount of $622 million, in June 2002. As of March 31, 2010, the bond had stock acquisition rights that were convertible into 2,493,309 shares of common stock at a conversion price of $115.12 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the previous quarter is more than specified conversion trigger price which will be accreted from $126.63 for the quarter including the date of issuance to $320.72 for the quarter including the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred. The conversion price shall be adjusted mainly in a situation where the Company issues new shares at less than the current market price of the shares.

During fiscal 2008, 2009 and 2010, the Company and certain subsidiaries recognized net amortization expenses of bond premiums and discounts, and deferred issuance costs of bonds and medium-term notes in the amount of ¥3,184 million, ¥3,551 million and ¥4,022 million ($43 million), respectively.

Total committed credit lines for the Company and its subsidiaries were ¥537,196 million and ¥426,729 million ($4,587 million) at March 31, 2009 and 2010, respectively, and, of these lines, ¥270,507 million and ¥385,892 million ($4,148 million) were available at March 31, 2009 and 2010, respectively. Of the available committed credit lines, ¥109,197 million and ¥162,337 million ($1,745 million) were long-term committed credit lines at March 31, 2009 and 2010, respectively.

Some of the debt and commitment contracts contain covenant clauses, and some of these include financial restrictions, such as maintenance of certain ORIX Corporation shareholders’ equity ratios, as well as maintenance of specified credit ratings. As of March 31, 2010, the Company and its subsidiaries were in compliance with such objective covenant requirements.

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

In addition to the assets that are not accounted for as sales but as secured borrowings as described in Note 10 (“Securitization Transactions”), and the assets held by SPEs described in Note 11 (“Variable Interest Entities”), the short-term and long-term debt payables to financial institutions are secured by the following assets as of March 31, 2010:

	Millions of yen	Millions of U.S. dollars
Minimum lease payments, loans and investment in operating leases	¥117,595	$1,264
Investment in securities (include repurchase facilities of ¥179 million ($2 million))	309	3
Investment in Affiliates	9,595	103
Other operating assets	52,861	568
Other assets	11,795	127

	¥192,155	$2,065

As of March 31, 2010, investment in securities of ¥76,417 million ($821 million) was pledged for primarily collateral deposits.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

15. Deposits

Deposits at March 31, 2009 and 2010 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2009	2010	2010
Time deposits	¥638,591	¥788,525	$8,475
Other deposits	29,036	64,744	696

Total	¥667,627	¥853,269	$9,171

The balances of time deposits, including certificates of deposit, issued in amounts of ¥10 million ($107 thousand) or more were ¥396,088 million and ¥462,743 million ($4,974 million) at March 31, 2009 and 2010, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The maturity schedule of time deposits at March 31, 2010 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2011	¥395,571	$4,252
2012	137,933	1,483
2013	120,959	1,300
2014	36,962	397
2015	97,100	1,043

Total	¥788,525	$8,475

16. Income Taxes

Income before income taxes, discontinued operations and extraordinary gain, and the provision for income taxes in fiscal 2008, 2009 and 2010 are as follows:

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Income before income taxes, discontinued operations and extraordinary gain:
Japan	¥189,553	¥(16,027)	¥14,336	$154
Overseas	56,566	24,714	41,272	444

	¥246,119	¥8,687	¥55,608	$598

Provision for income taxes:
Current—
Japan	¥103,381	¥40,877	¥33,614	$361
Overseas	4,762	31	17,553	189

	108,143	40,908	51,167	550

Deferred—
Japan	(26,944)	(51,951)	(22,387)	(241)
Overseas	16,472	8,368	(5,427)	(58)

	(10,472)	(43,583)	(27,814)	(299)

Provision for income taxes	¥97,671	¥(2,675)	¥23,353	$251

In fiscal 2008, 2009 and 2010, the Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of 40.9%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2008, 2009 and 2010 are as follows:

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Income before income taxes, discontinued operations and extraordinary gain	¥246,119	¥8,687	¥55,608	$598

Tax provision computed at statutory rate	¥100,663	¥3,553	¥22,744	$244
Increases (reductions) in taxes due to:
Change in valuation allowance	1,359	6,792	1,859	20
Non-deductible expenses for tax purposes	2,067	1,755	1,640	18
Effect of lower tax rates on foreign subsidiaries and a domestic life insurance subsidiary	(1,480)	(1,479)	(3,699)	(40)
Effect of a revision of the taxation system	—	(10,970)	—	—
Other, net	(4,938)	(2,326)	809	9

Provision for income taxes	¥97,671	¥(2,675)	¥23,353	$251

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

In fiscal 2009, as part of our capital allocation plans going forward, the Company made a decision that for certain foreign subsidiaries where the Company had not recognized deferred tax liabilities the Company will no longer reinvest undistributed earnings indefinitely. Accordingly, the Company has recognized deferred tax liabilities for the relevant subsidiaries since fiscal 2009, according to the revised tax code.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Total income taxes recognized in fiscal 2008, 2009 and 2010 are as follows:

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Provision for income taxes	¥97,671	¥(2,675)	¥23,353	$251
Income taxes on discontinued operations	15,944	8,796	4,756	51
Income taxes on extraordinary gain	646	—	—	—
Goodwill, for initial recognition of acquired tax benefits that previously were included in the valuation allowance	—	(2,141)	—	—
Income taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	(24,665)	(27,533)	7,816	84
Defined benefit pension plans	(5,350)	(8,362)	4,925	53
Foreign currency translation adjustments	(10,964)	(2,111)	4,722	50
Net unrealized gains (losses) on derivative instruments	931	(390)	(1,066)	(11)

Total income taxes	¥74,213	¥(34,416)	¥44,506	$478

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2009 and 2010 are as follows:

	Millions of yen		Millions of U.S. dollars
	2009	2010	2010
Assets:
Net operating loss carryforwards	¥61,618	¥53,841	$579
Allowance for doubtful receivables on direct financing leases and probable loan losses	67,399	77,866	837
Investment in securities	19,079	13,138	141
Other operating assets	3,695	2,339	25
Accrued expenses	10,290	11,815	127
Other	39,491	34,937	376

	201,572	193,936	2,085
Less: valuation allowance	(44,635)	(42,846)	(461)

	156,937	151,090	1,624
Liabilities:
Investment in direct financing leases	50,104	27,109	292
Investment in operating leases	62,225	69,610	748
Deferred insurance policy acquisition costs	20,662	24,407	262
Policy liabilities	16,222	17,910	192
Undistributed earnings	17,026	25,799	277
Prepaid benefit cost	8,308	13,392	144
Other	67,071	50,285	541

	241,618	228,512	2,456

Net deferred tax liability	¥84,681	¥77,422	$832

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2010. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥18,332 million in fiscal 2008 and ¥3,070 million in fiscal 2009, and decreases of ¥ 1,789 million ($19 million) in fiscal 2010, respectively.

Certain subsidiaries have net operating loss carryforwards of ¥156,960 million ($1,687 million) at March 31, 2010, which expire as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2011	¥951	$10
2012	15,716	169
2013	27,687	297
2014	6,019	65
2015	22,577	243
Thereafter	84,010	903

Total	¥156,960	$1,687

Net deferred tax assets and liabilities at March 31, 2009 and 2010 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2009	2010	2010
Other assets	¥66,558	¥83,483	$897
Income taxes: Deferred	151,239	160,905	1,729

Net deferred tax liability	¥84,681	¥77,422	$832

The Company and its subsidiaries adopted ASC 740 (Income Taxes). The unrecognized tax benefits as of March 31, 2009 and March 31, 2010 were not material. The Company and its subsidiaries believe that it is not reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2010.

The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2009 and March 31, 2010, and in the consolidated statements of income for the years ended March 31, 2008, 2009 and 2010 were not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary tax examination for the tax years prior to fiscal 2009, and its major domestic subsidiaries are no longer subject to ordinary tax examination for the tax years prior to fiscal 2007, respectively.

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

The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2009 and 2010 is as follows:

	Millions of yen		Millions of U.S. dollars
	2009	2010	2010
Change in benefit obligation:
Benefit obligation at beginning of year	¥52,458	¥57,094	$615
Service cost	3,049	3,255	35
Interest cost	1,327	1,265	14
Plan amendments	—	210	2
Actuarial loss (gain)	2,071	(3,229)	(35)
Foreign currency exchange rate change	(146)	(144)	(2)
Benefits paid	(1,683)	(1,830)	(20)
Settlements	—	(64)	(1)
Acquisition and other	18	(167)	(2)

Benefit obligation at end of year	57,094	56,390	606

Change in plan assets:
Fair value of plan assets at beginning of year	84,792	74,111	796
Actual return on plan assets	(15,035)	9,382	101
Employer contribution	5,961	4,291	46
Benefits paid	(1,549)	(1,713)	(18)
Foreign currency exchange rate change	(58)	(104)	(1)

Fair value of plan assets at end of year	74,111	85,967	924

The funded status of the plans	¥17,017	¥29,577	$318

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in prepaid expenses	¥20,181	¥32,589	$350
Accrued benefit liability included in accrued expenses	(3,164)	(3,012)	(32)

Net amount recognized	¥17,017	¥29,577	$318

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax, at March 31, 2009 and 2010 consisted of:

	Millions of yen		Millions of U.S. dollars
	2009	2010	2010
Net prior service credit	¥11,486	¥10,095	$109
Net actuarial loss	(38,455)	(25,010)	(269)
Net transition obligation	(377)	(381)	(4)

Total recognized in accumulated other comprehensive income (loss), pre-tax	¥(27,346)	¥(15,296)	$(164)

The estimated portions of the net prior service credit, net actuarial loss and net transition obligation above that will be recognized as a component of net pension cost in 2011 are ¥1,192 million ($13 million), ¥1,046 million ($11 million) and ¥3 million ($0 million), respectively.

The accumulated benefit obligations for all defined benefit pension plans were ¥48,112 million and ¥51,086 million ($549 million), respectively, at March 31, 2009 and 2010.

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥5,538 million, ¥5,202 million and ¥2,375 million, respectively, at March 31, 2009 and ¥5,565 million ($60 million), ¥5,535 million ($59 million) and ¥2,616 million ($28 million), respectively, at March 31, 2010.

Net pension cost of the plans for fiscal 2008, 2009 and 2010 consists of the following:

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Service cost	¥2,753	¥3,049	¥3,255	$35
Interest cost	1,256	1,327	1,265	14
Expected return on plan assets	(2,147)	(2,033)	(1,747)	(19)
Amortization of transition obligation	(2)	(3)	(3)	(0)
Amortization of net actuarial loss	30	724	2,098	22
Amortization of prior service credit	(1,208)	(1,208)	(1,209)	(13)
Plan curtailments and settlements	1	—	3	0

Net periodic pension cost	¥683	¥1,856	¥3,662	$39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2009 and 2010 are summarized as follows:

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Current year actuarial gain (loss)	¥(12,412)	¥(19,970)	¥11,275	$121
Amortization of net actuarial loss	30	724	2,098	23
Prior service credit due to amendments	321	(63)	(183)	(2)
Amortization of prior service credit	(1,208)	(1,208)	(1,209)	(13)
Amortization of transition obligation	(2)	(3)	(3)	(0)
Plan curtailments and settlements	—	—	3	0
Foreign currency exchange rate change	194	60	69	1

Total recognized in other comprehensive income (loss), pre-tax	¥(13,077)	¥(20,460)	¥12,050	$130

The Company and certain subsidiaries use March 31 as a measurement date for all of our material plans.

Significant assumptions of domestic and overseas pension plans used to determine these amounts are as follows:

Domestic	2008	2009	2010
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate.	2.2%	1.9%	2.1%
Rate of increase in compensation levels	6.2%	5.8%	5.9%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.2%	2.2%	1.9%
Rate of increase in compensation levels	6.2%	6.2%	5.8%
Expected long-term rate of return on plan assets	2.2%	2.2%	2.2%

Overseas	2008	2009	2010
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate.	6.5%	7.1%	6.0%
Rate of increase in compensation levels	0.7%	0.6%	0.8%

Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	6.0%	6.5%	7.1%
Rate of increase in compensation levels	0.6%	0.7%	0.6%
Expected long-term rate of return on plan assets	8.2%	8.2%	8.1%

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Our policy for the portfolio of plans consists of four major components: approximately 40% is invested in equity securities, approximately 40% is invested in debt securities, approximately 10% is invested in alternative investments and approximately 10% is invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.

The three levels of input used to measure fair value are described in Note 2.

The fair value of pension plan assets at March 31,2010, by asset category, are as follows:

March 31, 2010

	Millions of yen
	Total	Level 1	Level 2	Level 3
Equity securities:
Japan
Japanese companies (1)	¥903	¥903	¥—	¥—
Pooled funds (2)	19,335	—	19,335	—

Other than Japan
Pooled funds (3)	11,514	—	11,514	—

Debt securities:
Japan
Pooled funds (4)	25,847	—	25,847	—
Other than Japan
Asset backed securities	1,060	—	1,060	—
Pooled funds (5)	7,416	—	7,416	—

Alternative investments:
Pooled funds (6)	11,122	—	6,394	4,728

Other assets:
Life insurance company general accounts (7)	5,291	—	5,291	—
Others (8)	3,479	—	3,479	—

	¥85,967	¥903	¥80,336	¥4,728

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of U.S. dollars
	Total	Level 1	Level 2	Level 3
Equity securities:
Japan
Japanese companies (1)	$10	$10	$—	$—
Pooled funds (2)	208	—	208	—

Other than Japan
Pooled funds (3)	124	—	124	—
Debt securities:
Japan
Pooled funds (4)	278	—	278	—
Other than Japan
Asset backed securities	11	—	11	—
Pooled funds (5)	80	—	80	—

Alternative investments:
Pooled funds (6)	120	—	69	51

Other assets:
Life insurance company general accounts (7)	57	—	57	—
Others (8)	36	—	36	—

	$924	$10	$863	$51

(1)	Japanese companies of equity securities in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of ¥36 million ($0 million) at March 31, 2010.
(2)	These funds invest in listing shares only.
(3)	These funds invest in listing shares only.
(4)	These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds.
(5)	These funds invest mainly in foreign government bonds.
(6)	These funds invest in hedge funds as alternative investments.
(7)	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
(8)	Others include mainly short-term instruments.

Each level into which assets are categorized is based on inputs used to measure the fair value of the assets.

Level 1 assets are comprised principally of equity securities, which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions. Level 2 assets are comprised principally of pooled funds that invest in equity, debt securities and hedge funds and investments in life insurance company general accounts. Pooled funds are valued at the net asset value per share at the measurement date. They are not redeemable at the net asset value per share at the measurement date but they are redeemable at the net asset value per share in the near term after the measurement date. Investments in life insurance company general accounts are valued at conversion value. Level 3 assets are comprised of pooled funds that invest in hedge funds that are measured at their net asset values. However, the hedge funds are not redeemable at the net asset values at the measurement date nor within a near term after the measurement date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table represents the reconciliation for the Level 3 plan assets during fiscal 2010:

	Other assets
	Pooled funds
	Millions of yen	Millions of U.S. dollars
Balance at March 31, 2009	¥3,514	$38
Realized and unrealized return on plan assets	453	5
Purchases, sales and redemptions, net	761	8

Balance at March 31, 2010	¥4,728	$51

The Company and certain subsidiaries expect to contribute ¥2,494 million ($27 million) to pension plans during the year ending March 31, 2011.

At March 31, 2010, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2011	¥1,896	$20
2012	1,571	17
2013	1,600	17
2014	1,652	18
2015	1,739	19
2016-2020	10,897	117

Total	¥19,355	$208

The cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended March 31, 2008, 2009 and 2010 were ¥1,369 million, ¥1,530 million and ¥1,305 million ($14 million), respectively.

18. Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests in fiscal 2008, 2009 and 2010 are as follows:

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Beginning Balance	¥24,680	¥24,057	¥25,396	$273
Adjustment of Redeemable Noncontrolling Interests to Redemption Value	(20)	23	(139)	(1)
Transaction with noncontrolling interests	1,748	1,699	1,962	21
Comprehensive income (loss)
Net Income	1,950	698	2,476	26
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities	(175)	(261)	—	—
Net change of foreign currency translation adjustments	(4,126)	(820)	(1,600)	(17)

Total other comprehensive income (loss)	(4,301)	(1,081)	(1,600)	(17)

Comprehensive income (loss)	(2,351)	(383)	876	9

Ending Balance	¥24,057	¥25,396	¥28,095	$302

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

19. Stock-Based Compensation

The Company has a number of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.

Stock-option program

In fiscal 2001, the Company granted stock options to directors, executive officers and certain employees of the Company. The fiscal 2001 plan had a vesting period of three years and the exercise period is 10 years from the grant date. Under the plan, option holders have the right to purchase in the aggregate 316,700 treasury shares of the Company for options granted during fiscal 2001.

In fiscal 2002, the Company granted another option plan with the vesting period of two years and the exercise period of 10 years from the grant date. Under this plan, the Company issued warrants to directors, executive officers and certain employees of the Company to purchase, in the aggregate, 300,900 shares of the Company’s common stock at an exercise price.

Since fiscal 2003, the Company has granted stock acquisition rights that have a vesting period between 1.67 and 1.92 years and an exercise period between 9.67 and 9.92 years. The acquisition rights were to purchase the Company’s common stock at an exercise price and were distributed to directors, executive officers, corporate auditors and certain employees of the Company, subsidiaries and capital tie-up companies such as affiliated companies.

A summary of information related to the Company’s stock acquisition rights is as follows:

Years ended March 31,	Exercise period	Number of shares Initially granted	Exercise price
			Yen	U.S. dollars
2003	From June 27, 2004 to June 26, 2012	453,300	¥7,206	$77
2004	From June 26, 2005 to June 25, 2013	516,000	6,991	75
2005	From June 24, 2006 to June 23, 2014	528,900	11,720	126
2006	From June 22, 2007 to June 21, 2015	477,400	18,903	203
2007	From June 21, 2008 to June 20, 2016	194,200	29,611	318
2008	From July 5, 2009 to June 22, 2017	144,980	31,009	333
2009	From July 18, 2010 to June 24, 2018	147,900	16,888	182

For the stock-option programs, the exercise prices, which are determined by a formula linked to the price of the Company’s common stock on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s common stock at the grant dates.

The following table summarizes information about the activity of these stock options for the year ended 2010:

	Number of shares	Weighted average exercise price (*)		Weighted average remaining contractual life	Aggregate intrinsic value
		Yen	U.S. dollar	Years	Millions of yen	Millions of U.S. dollar
Outstanding at beginning of the year	1,455,320	¥18,017	$193.65
Exercised	(11,000)	7,089	76.19
Forfeited or expired	(73,940)	15,107	162.37

Outstanding at end of year	1,370,380	18,261	196.27	4.94	¥—	$—

Exercisable at end of year	1,224,820	¥18,425	$198.03	4.56	¥—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

*	The exercise prices of the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000.
**	The exercise prices of the granted options were adjusted in July 2009 for the issuance of new 18 million shares.

The Company received ¥2,171 million, ¥245 million and ¥77 million ($1 million) in cash from the exercise of stock options during fiscal 2008, 2009 and 2010, respectively.

The total intrinsic value of options exercised during fiscal 2008, 2009 and 2010 was ¥2,303 million, ¥202 million and ¥6 million ($0 million), respectively.

The fair value of each option was estimated on the date of grant under the following assumptions with the binominal option-pricing model. As for fiscal 2010, the fair value of options was not estimated because no stock options were granted.

	2008	2009
Weighted-average grant-date fair value	¥12,640	¥5,630
Risk-free rate	0.60-1.91%	0.60-1.52%
Expected volatility	42.00%	46.00%
Expected dividend yield	0.43%	1.73%

The Company recognized incremental stock-based compensation costs of its stock-option program in the amount of ¥2,150 million, ¥1,370 million and ¥611 million ($7 million) for fiscal 2008, 2009 and 2010, respectively.

As of March 31, 2010, the total unrecognized compensation costs related to non-vested options were ¥134 million ($1 million). This cost will be recognized over a weighted-average of 4 months.

Stock compensation program

The Company maintains a stock compensation program, under which points are granted annually to directors, executive officers and group executives of the Company based upon the prescribed standards of the Company. Upon retirement, each of eligible directors, executive officers, and group executives effectively receives a certain number of the Company’s common shares which is calculated based on the accumulated number of points earned through retirement and applicable withholding tax effect. The Company’s common shares are provided either from the treasury stock or by issuing new shares as necessary. In fiscal 2010, the Company granted 38,558 points, and 30,653 points were settled for individuals who retired during fiscal 2010. Total points outstanding under the stock compensation program as of March 31, 2010 were 93,283 points.

During fiscal 2008, 2009 and 2010, the Company recognized incremental stock-based compensation costs of its stock compensation program in the amount of ¥793 million, ¥356 million and ¥355 million ($4 million), respectively.

20. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation in fiscal 2008, 2009 and 2010 are as follows. Comprehensive income (loss) and its components attributable to ORIX Corporation and noncontrolling interests have been reported, net of tax, in the consolidated statements of changes in equity, and information about comprehensive income (loss) and its components

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

attributable to redeemable noncontrolling interests is provided in Note18 (“Redeemable Noncontrolling Interests”). Total comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of comprehensive income.

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2007	¥72,994	¥3,604	¥(22,620)	¥1,275	¥55,253
Net unrealized losses on investment in securities, net of tax of ¥23,159 million	(33,751)				(33,751)
Reclassification adjustment included in net income, net of tax of ¥1,506 million	(2,957)				(2,957)
Defined benefit pension plans, net of tax of ¥4,865 million		(7,032)			(7,032)
Reclassification adjustment included in net income, net of tax of ¥485 million		(695)			(695)
Foreign currency translation adjustments, net of tax of ¥9,101 million			(28,490)		(28,490)
Reclassification adjustment included in net income net of tax of ¥1,863 million			(2,692)		(2,692)
Net unrealized gains on derivative instruments, net of tax of ¥(889) million				965	965
Reclassification adjustment included in net income, net of tax of ¥(42) million				104	104

Change during year	(36,708)	(7,727)	(31,182)	1,069	(74,548)

Balance at March 31, 2008	36,286	(4,123)	(53,802)	2,344	(19,295)
Net unrealized losses on investment in securities, net of tax of ¥30,939 million	(48,225)				(48,225)
Reclassification adjustment included in net income, net of tax of ¥(3,406) million	6,324				6,324
Defined benefit pension plans, net of tax of ¥8,169 million		(11,804)			(11,804)
Reclassification adjustment included in net income, net of tax of ¥193 million		(294)			(294)
Foreign currency translation adjustments, net of tax of ¥2,309 million			(18,275)		(18,275)
Reclassification adjustment included in net income, net of tax of ¥(198) million			286		286
Net unrealized losses on derivative instruments, net of tax of ¥274 million				(944)	(944)
Reclassification adjustment included in net income, net of tax of ¥116 million				(157)	(157)

Change during year	(41,901)	(12,098)	(17,989)	(1,101)	(73,089)

Balance at March 31, 2009	(5,615)	(16,221)	(71,791)	1,243	(92,384)
Net unrealized gains on investment in securities, net of tax of ¥(6,610) million	11,357				11,357
Reclassification adjustment included in net income, net of tax of ¥(1,206) million	1,753				1,753
Defined benefit pension plans, net of tax of ¥(4,567) million		6,601			6,601
Reclassification adjustment included in net income, net of tax of ¥(358) million		528			528
Foreign currency translation adjustments, net of tax of ¥(4,487) million			(6,199)		(6,199)
Reclassification adjustment included in net income, net of tax of ¥(235) million			339		339
Net unrealized losses on derivative instruments, net of tax of ¥743 million				(630)	(630)
Reclassification adjustment included in net income, net of tax of ¥323 million				(824)	(824)

Change during year	13,110	7,129	(5,860)	(1,454)	12,925

Balance at March 31, 2010	¥7,495	¥(9,092)	¥(77,651)	¥(211)	¥(79,459)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of U.S. dollars
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2009	$(60)	$(175)	$(772)	$14	$(993)
Net unrealized gains on investment in securities, net of tax of $(71) million	122				122
Reclassification adjustment included in net income, net of tax of $(13) million	19				19
Defined benefit pension plans, net of tax of $(49) million		71			71
Reclassification adjustment included in net income, net of tax of $(4) million		6			6
Foreign currency translation adjustments, net of tax of $(48) million			(67)		(67)
Reclassification adjustment included in net income, net of tax of $(2) million			4		4
Net unrealized losses on derivative instruments, net of tax of $8 million				(7)	(7)
Reclassification adjustment included in net income, net of tax of $3 million				(9)	(9)

Change during year	141	77	(63)	(16)	139

Balance at March 31, 2010	$81	$(98)	$(835)	$(2)	$(854)

21. ORIX Corporation Shareholders’ Equity

Changes in the number of shares issued and outstanding in fiscal 2008, 2009 and 2010 are as follows:

	Number of shares
	2008	2009	2010
Beginning balance	91,518,194	92,193,067	92,217,067
Issuance of common stock	—	—	18,000,000
Exercise of stock options	136,700	24,000	11,000
Conversion of convertible bonds	213,279	—	1,881
Share swap merger	324,894	—	—

Ending balance	92,193,067	92,217,067	110,229,948

The Japanese Companies Act (the “Act”), effective on May 1, 2006, provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Act also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, by specifying in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2010 that a total of ¥8,061 million ($87 million) dividends shall be distributed to the shareholders of record as of March 31, 2010. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution. In fiscal 2009 after approving at the general meeting, the Company reclassified the legal reserve of ¥2,220 million to retained earnings for the purpose of simplifying the presentation of total equity.

The Act provides that at least one-half of amounts paid for new shares are included in common stock when they are issued. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock and proceeds received from the issuance of common stock, including the exercise of warrants and stock acquisition rights, equally between common stock and additional paid-in capital, and set off expenses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

related to the issuance from the additional paid-in capital. On July 21, 2009, the Company issued 18,000,000 shares of common stock primarily by way of a Japanese public offering and an international offering. As a result of those offerings, common stock and additional paid-in capital increased by ¥41,677 million ($448million) and ¥41,347 million ($444million), respectively.

The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥227,047 million ($2,440 million) as of March 31, 2010.

Retained earnings at March 31, 2010 include ¥13,804 million ($148 million) relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2010, the restricted net assets of certain subsidiaries, which include regulatory capital requirements for life insurance and banking operations of ¥48,863 million ($525 million), do not exceed 25% of consolidated net assets.

During fiscal 2009, the Company acquired treasury stocks for ¥29,290 million in the stock market to implement a flexible capital policy, including allocation for share swaps in future merger and acquisition transactions. The Company disposed of treasury stock for ¥12,013 million from merger of the consolidated subsidiary.

22. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains (losses) on investment securities in fiscal 2008, 2009 and 2010 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Brokerage commissions	¥6,879	¥5,025	¥3,418	$37
Net gains (losses) on investment securities	13,300	(22,088)	14,826	159
Dividends income	3,341	4,733	5,073	55

	¥23,520	¥(12,330)	¥23,317	$251

Trading activities—Net gains (losses) on investment securities include net trading losses of ¥4,712 million, net trading losses of ¥13,143 million and net trading gains of ¥8,762 million ($94 million) for fiscal 2008, 2009 and 2010, respectively. Net gains of ¥6,807 million, net gains of ¥3,874 million and net losses of ¥239 million ($3 million) on derivative trading instruments are also included in net gains (losses) on investment securities for fiscal 2008, 2009 and 2010, respectively.

23. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2008, 2009 and 2010 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Life insurance premiums	¥120,527	¥115,214	¥104,133	$1,119
Life insurance related investment income	8,089	2,537	11,465	123

	¥128,616	¥117,751	¥115,598	$1,242

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2008, 2009 and 2010 amounted to ¥10,446 million, ¥11,771 million and ¥10,994 million ($118 million), respectively.

24. Other Operations

Other operating revenues and other operating expenses in fiscal 2008, 2009 and 2010 consist of the following:

	Millions of yen			Millions of U.S. dollars
Other operating revenues:	2008	2009	2010	2010
Revenues from integrated facilities management operations	¥35,418	¥35,391	¥9,075	$98
Revenues from the vehicle maintenance and management services	44,865	44,958	41,408	445
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	53,302	45,894	54,996	591
Revenues from facilities management of golf courses	18,806	21,556	23,354	251
Other	136,772	159,970	155,084	1,665

	¥289,163	¥307,769	¥283,917	$3,050

	Millions of yen			Millions of U.S. dollars
Other operating expenses:	2008	2009	2010	2010
Expenses from integrated facilities management operations	¥30,797	¥29,384	¥5,074	$55
Expenses from the vehicle maintenance and management services	36,524	38,129	34,837	374
Expenses from facilities management of golf course	15,672	18,033	19,793	213
Other	89,412	99,575	103,135	1,108

	¥172,405	¥185,121	¥162,839	$1,750

Other items consist of revenues and expenses from hotels and training facilities, operating results from a real estate related business, commissions for the sale of insurance and other financial products, and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2008, 2009 and 2010, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2008, 2009 and 2010.

25. Write-downs of Long-Lived Assets

In accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. We determine fair value based on appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques.

During fiscal 2008, 2009 and 2010, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥2,169 million, ¥3,829 million and ¥9,483 million ($102 million), respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥1,741 million, ¥3,673 million and ¥6,977 million ($75 million) are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for fiscal 2008, 2009 and 2010, respectively. Breakdowns of these amounts by segment are provided in Note 32 (“Segment Information”).

The details of significant write-downs are as follows.

Office Buildings—There was no impairment for the office buildings in fiscal 2008. During fiscal 2009, the Company and its subsidiaries recorded impairment losses of ¥3,590 million on five office buildings. A breakdown is for two office buildings for which the carrying amount exceeded the estimated undiscounted future cash flows, and for the other three office buildings which were held for sale in fiscal 2008, the Company decided that it was impossible for the customer to buy them due to a difficult financial condition of the customer, and they were written down to fair value at the date of the decision to classify them as held and used during fiscal 2009. During fiscal 2010, the Company and its subsidiaries recorded impairment losses of ¥1,025 million ($11 million) on four office buildings, mainly because the carrying amount exceeded the estimated undiscounted future cash flows.

Condominiums— There was no impairment for condominiums in fiscal 2008. During fiscal 2009 and 2010, write-downs of ¥156 million for 25 condominiums and ¥2,451 million ($26 million) for 43 condominiums were recorded respectively, primarily in connection to a change in status of these condominiums from held and used to held for sale.

Commercial Facilities Other Than Office— There was no impairment for commercial facilities other than office in fiscal 2008 and 2009. During fiscal 2010, impairment loss of ¥1,461 million ($16 million) on four buildings was recorded mainly because the carrying amount exceeded the estimated undiscounted future cash flows.

Others—During fiscal 2008, 2009 and 2010, the Company and its subsidiaries recognized ¥2,169 million, ¥83 million and ¥4,546 million ($49 million) of write-downs, respectively, for long-lived assets other than the above, including land and buildings undeveloped or under construction.

26. Discontinued Operations

ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. Under this Codification Section, the Company and its subsidiaries report the gains on sales and the results of these operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale, as income from discontinued operations

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of such subsidiaries, business units and properties recognized in fiscal 2008 and 2009 have also been reclassified as income from discontinued operations in the accompanying consolidated statements of income.

During fiscal 2009, the Company sold a subsidiary in Japan which operated a real-estate appraising business, and earned ¥2 million of gain. During fiscal 2010, the Company completed the liquidation procedure for a subsidiary in Europe. A subsidiary sold its subsidiary which operated a spa in Japan, and the Company also sold a subsidiary which operated a real estate management and brokerage business in Japan. In addition, the Company recorded a gain in line with the dilution of the Company’s ownership share resulting from the issuance of new shares of its subsidiary which operated amusement parks in Japan. As a result, the Company recognized ¥2,810 million ($30 million) of aggregated gain during fiscal 2010. Furthermore, the Company and its subsidiary determined to terminate the Private Finance Initiative (PFI) contract for a hospital management business with one of its subsidiaries in Japan during fiscal 2010. The assets and liabilities of the subsidiary mainly include trade notes, accounts payable and other liabilities of ¥2,170 million ($23 million), other receivables of ¥2,098 million ($23 million), and cash and cash equivalents of ¥845 million ($9 million) in the accompanying consolidated balance sheets at March 31, 2010.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. In fiscal 2008, 2009 and 2010, the Company and its subsidiaries recognized ¥42,148 million, ¥19,651 million and ¥11,246 million ($121 million) of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥8,721 million and ¥31,611 million ($340 million) which are included in investment in operating leases at March 31, 2009 and 2010, respectively.

Discontinued operations in fiscal 2008, 2009 and 2010 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Revenues	¥81,752	¥43,721	¥30,494	$328

Income from discontinued operations, net*	40,062	21,231	13,438	144
Provision for income taxes	(15,944)	(8,796)	(4,756)	(51)

Discontinued operations, net of applicable tax effect	¥24,118	¥12,435	¥8,682	$93

*	Income from discontinued operations, net includes aggregate gains on sales of subsidiaries, business units, and rental properties in the amount of ¥42,148 million, ¥19,653 million and ¥14,056 million ($151 million) in fiscal 2008, 2009 and 2010, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

27. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2008, 2009 and 2010 is as follows:

In fiscal 2008, the diluted EPS calculation excludes stock options for 336 thousand shares, as they were antidilutive. In fiscal 2009, the diluted EPS calculation excludes convertible bond for 2,299 thousand shares and stock options for 1,227 thousand shares, as they were antidilutive. In fiscal 2010, the diluted EPS calculation excludes convertible bond for 2,475 thousand shares and stock options for 1,411 thousand shares, as they were antidilutive.

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Income attributable to ORIX Corporation from continuing operations	¥144,559	¥9,567	¥28,865	$310
Effect of dilutive securities—
Expense related to convertible bond	1,232	392	1,305	14

Income from continuing operations for diluted EPS computation	¥145,791	¥9,959	¥30,170	$324

	Thousands of shares
	2008	2009	2010
Weighted-average shares	91,150	88,910	101,901
Effect of dilutive securities—
Conversion of convertible bond	2,379	6,472	21,664
Exercise of stock options	446	64	86

Weighted-average shares for diluted EPS computation	93,975	95,446	123,651

	Yen			U.S. dollars
	2008	2009	2010	2010
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥1,585.94	¥107.61	¥283.26	$3.04
Diluted	1,551.38	104.35	244.00	2.62

28. Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring regarding the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. The forecasted transactions related to the above-mentioned agreements and contracts as of March 31, 2010 mature at various dates through 2012. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from accumulated other comprehensive income (loss) into earnings when earnings were affected by the variability in cash flows of the designated hedged item. The amounts of these net gains (losses) after deducting applicable taxes were net losses of ¥104 million, net gains of ¥157 million and ¥824 million ($9 million) during fiscal 2008, 2009 and 2010, respectively. Net losses of ¥4 million and net gains of ¥3 million, which represent the total ineffectiveness of cash flow hedges, were recorded in earnings for fiscal 2008 and 2009. No amount of these net gains (losses) was recorded in earnings for fiscal 2010. Approximately ¥116 million ($1 million) of net derivative losses included in accumulated other comprehensive income (loss), net of applicable income taxes at March 31, 2010 will be reclassified into earnings within fiscal 2011.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2008, 2009 and 2010, net gains of ¥108 million, net losses of ¥20 million and ¥307 million ($3 million) of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of other comprehensive income (loss). The net gains (losses) of these hedging instruments recorded in foreign currency translation adjustments for fiscal 2008, 2009 and 2010 were gains of ¥21,172 million, ¥8,009 million and ¥918 million ($10 million), respectively.

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and certain subsidiaries engage in trading activities with various future contracts. Therefore the Company and certain subsidiaries are at various risks such as share price fluctuation risk, interest rate risk

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

and foreign currency exchange risk. The Company and certain subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and certain subsidiaries entered into interest rate swap agreements and foreign exchange contracts for risk management purposes but not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”).

ASC 815-10-65-1 (“Derivatives and Hedging—Disclosures about Derivative Instruments and Hedging Activities”) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2009 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(2,367)	Interest on loans and investment securities/Interest expense	¥170	—	¥—
Foreign exchange contracts	193	Foreign currency transaction loss	1	—	—
Foreign currency swap agreements	956	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	102	Other operating revenues/expenses	3

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(682)	Other operating revenues/expenses	¥662	Interest on loans and investment securities/Interest expense
Foreign exchange contracts	4,633	Foreign currency transaction loss	(4,633)	Foreign currency transaction loss
Foreign currency swap agreements	1,057	Other operating revenues/expenses	(1,057)	Foreign currency transaction loss

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥6,618	Brokerage commissions and net gains (losses) on investment securities	¥2	—	¥—
Debt loan in local currency	1,393	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥40	Other operating revenues/expenses
Foreign currency swap agreements	(945)	Other operating revenues/expenses
Futures	3,778	Brokerage commissions and net gains (losses) on investment securities
Foreign exchange contracts	293	Brokerage commissions and net gains (losses) on investment securities
Credit derivatives held/written	105	Other operating revenues/expenses
Options held/written, Caps held	445	Other operating revenues/expenses

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2010 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)		Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)			Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location	Millions of yen	Millions of U.S. dollars
Interest rate swap agreements	¥1,070	$11	Interest on loans and investment securities/Interest expense	¥(89)	$(1)	—	¥—	$—
Foreign exchange contracts	(28)	(0)	Foreign currency transaction loss	(28)	(0)	—	—	—
Foreign currency swap agreements	(2,415)	(26)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	1,264	13	—	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(2) Fair value hedges

	Gains (losses) recognized in income on derivative			Gains (losses) recognized in income on hedged item
	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location
Interest rate swap agreements	¥924	$10	Other operating revenues/expenses	¥(1,231)	$(13)	Interest on loans and investment securities/Interest expense
Foreign exchange contracts	4,700	51	Foreign currency transaction loss	(4,700)	(51)	Foreign currency transaction loss
Foreign currency swap agreements	349	4	Other operating revenues/expenses	(349)	(4)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)		Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)			Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location	Millions of yen	Millions of U.S. dollars
Foreign exchange contracts	¥(45)	$(0)	Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	¥820	$9	—	¥—	$—
Debt loan in local currency	1,783	19	—	—	—	—	—	—

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location
Interest rate swap agreements	¥14	$0	Other operating revenues/expenses
Foreign currency swap agreements	998	11	Other operating revenues/expenses
Futures	(147)	(2)	Brokerage commissions and net gains (losses) on investment securities
Foreign exchange contracts	67	1	Brokerage commissions and net gains (losses) on investment securities
Credit derivatives held/written	383	4	Other operating revenues/expenses
Options held/written, Caps held	(477)	(5)	Other operating revenues/expenses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Notional amounts of derivative instruments and fair values of derivative instruments in consolidated balance sheets at March 31, 2009 and 2010 are as follows.

March 31, 2009

	Notional amount	Asset derivatives		Liability derivatives
		Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments:
Interest rate swap agreements	¥284,981	¥86	Other receivables	¥4,731	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	159,066	773	Other receivables	6,782	Trade notes, accounts payable and other liabilities
Foreign currency swap agreements	209,921	17,361	Other receivables	13,608	Trade notes, accounts payable and other liabilities
Trading derivatives or derivatives not designated as hedging instruments:
Interest rate swap agreements	¥8,353	¥2	Other receivables	¥121	Trade notes, accounts payable and other liabilities
Options held/written, Caps held	8,653	550	Other receivables	89	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	237,759	706	Other receivables	505	Trade notes, accounts payable and other liabilities
Foreign currency swap agreements	10,827	—	—	945	Trade notes, accounts payable and other liabilities
Credit derivatives held/written	54,913	322	Other receivables	218	Trade notes, accounts payable and other liabilities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2010

			Asset derivatives			Liability derivatives
	Notional amount		Fair value		Consolidated balance sheets location	Fair value		Consolidated balance sheets location
	Millions of yen	Millions of U.S. dollars	Millions of yen	Millions of U.S. dollars		Millions of yen	Millions of U.S. dollars
Derivatives designated as hedging instruments:
Interest rate swap agreements	¥170,193	$1,829	¥191	$2	Other receivables	¥2,862	$31	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	171,681	1,845	834	9	Other receivables	4,968	53	Trade notes, accounts payable and other liabilities
Foreign currency swap agreements	207,049	2,225	12,671	136	Other receivables	22,053	237	Trade notes, accounts payable and other liabilities
Trading derivatives or derivatives not designated as hedging instruments:
Interest rate swap agreements	¥9,096	$98	¥1	$0	Other receivables	¥94	$1	Trade notes, accounts payable and other liabilities
Options held/written, Caps held	21,690	233	555	6	Other receivables	189	2	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	379,754	4,082	1,241	13	Other receivables	769	8	Trade notes, accounts payable and other liabilities
Foreign currency swap agreements	10,567	114	1,053	11	Other receivables	1,000	11	Trade notes, accounts payable and other liabilities
Credit derivatives held/written	48,490	521	528	6	Other receivables	40	0	Trade notes, accounts payable and other liabilities

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies.

If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions.

There are no derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2009 and 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

ASC 815-10-65-2 (“Derivatives and Hedging—Disclosures about Credit Derivatives and Certain Guarantees and Clarification of the Effective Date of ASC 815-10-65-1 (“Derivatives and Hedging—Disclosures about Derivative Instruments and Hedging Activities”)”) requires sellers of credit derivatives to disclose additional information about credit- risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading as of March 31, 2009 and 2010. Details of credit derivatives written are as follows.

March 31, 2009

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *1	¥7,000	Less than three years	¥(92)
Total return swap	In case of underlying reference CMBS price falling beyond certain extent *2	44,700	Less than three years	322

March 31, 2010

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative		Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen	Millions of U.S. dollars		Millions of yen	Millions of U.S. dollars
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *1	¥7,000	$75	Less than two years	¥(1)	$(0)
Total return swap	In case of underlying reference CMBS price falling beyond certain extent *2	41,146	442	Less than two years	493	5

*1	Underlying reference company’s credit ratings are BBB+ or better rated by rating agencies as of March 31, 2009 and 2010.
*2	Underlying reference CMBS is highest grade tranche and its credit rating is AA or better rated by rating agencies as of March 31, 2009 and 2010. Unless such highest grade tranche of CMBS incurs a loss, the Company and its subsidiaries will not suffer a loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

29. Significant Concentrations of Credit Risk

The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of offset and continuous oversight. The Company and its subsidiaries’ principal financial instrument portfolio consists of investment in direct financing leases which are secured by title to the leased assets and installment loans which are secured by assets specifically collateralized in relation to loan agreements. When deemed necessary, guarantees are also obtained. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties’ failure to perform in connection with collateralized financing activities is believed to be minimal. The Company and its subsidiaries have access to collateral in case of bankruptcy and other losses. However, a significant decline in real estate markets could result in a decline in fair value of the collateral real estate below the mortgage setting amount, which would expose the Company and certain subsidiaries to unsecured credit risk.

The Company and its subsidiaries make investment in securities for various purposes. The risk of incurring great loss during a certain period is believed to be minimal due to the diversification in the investment portfolio. However, various factors, including the issuer’s credit risk and market trends, would expose the Company and its subsidiaries to a risk of unexpected loss.

At March 31, 2009 and 2010, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥5,340 billion, or 86%, at March 31, 2009 and ¥4,809 billion ($51,692 million), or 85%, at March 31, 2010 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥451 billion and ¥387 billion ($4,164 million) as of March 31, 2009 and 2010, respectively.

The Company and its subsidiaries run businesses such as development and rental of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation. Real estate in development and rental business is mainly recorded in investment in direct financing leases and operating leases. In connection with investment in direct financing leases and operating leases, the percentage of investment in real estate to consolidated total assets is 12.8% and 14.4% as of March 31, 2009 and 2010, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

30. Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivatives financial instruments, except for investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2009

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥7,410	¥7,410
Futures, Foreign exchange contracts:
Assets	307	307
Liabilities	303	303
Credit derivatives held/written:
Assets	322	322
Liabilities	218	218
Options held/written, Caps held:
Assets	550	550
Liabilities	89	89
Non-trading instruments
Assets:
Cash and cash equivalents	¥459,969	¥459,969
Restricted cash	128,056	128,056
Time deposits	680	680
Installment loans (net of allowance for probable loan losses)	3,173,097	3,059,280
Investment in securities:
Practicable to estimate fair value	729,273	729,273
Not practicable to estimate fair value	189,457	189,457
Liabilities:
Short-term debt	798,167	798,167
Deposits	667,627	680,740
Long-term debt	4,453,845	4,233,800
Futures, Foreign exchange contracts:
Assets	1,172	1,172
Liabilities	6,984	6,984
Foreign currency swap agreements:
Assets	17,361	17,361
Liabilities	14,553	14,553
Interest rate swap agreements:
Assets	88	88
Liabilities	4,852	4,852

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2010

	Millions of yen		Millions of U.S. dollars
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥49,596	¥49,596	$533	$533
Futures, Foreign exchange contracts:
Assets	1,198	1,198	13	13
Liabilities	766	766	8	8
Credit derivatives held/written:
Assets	528	528	6	6
Liabilities	40	40	0	0
Options held/written, Caps held:
Assets	555	555	6	6
Liabilities	189	189	2	2
Non-trading instruments
Assets:
Cash and cash equivalents	¥639,087	¥639,087	$6,869	$6,869
Restricted cash	77,486	77,486	833	833
Time deposits	548	548	6	6
Installment loans (net of allowance for probable loan losses)	2,330,697	2,318,466	25,050	24,919
Investment in securities:
Practicable to estimate fair value	903,658	902,943	9,713	9,705
Not practicable to estimate fair value	150,904	150,904	1,622	1,622
Liabilities:
Short-term debt	573,565	573,565	6,165	6,165
Deposits	853,269	855,620	9,171	9,196
Long-term debt	3,836,270	3,869,238	41,233	41,587
Futures, Foreign exchange contracts:
Assets	877	877	9	9
Liabilities	4,971	4,971	53	53
Foreign currency swap agreements:
Assets	13,724	13,724	147	147
Liabilities	23,053	23,053	248	248
Interest rate swap agreements:
Assets	192	192	2	2
Liabilities	2,956	2,956	32	32

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their short maturity.

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

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by discounting future cash flows (see Note 2). For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values). For certain investments funds included in other securities, the fair values are estimated based on net asset value per share. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair values. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

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

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are used when estimating the fair values for most of the Company’s and its subsidiaries’ derivatives.

31. Commitments, Guarantees and Contingent Liabilities

Commitments—As of March 31, 2010, the Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥8,308 million ($89 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The minimum future rentals on non-cancelable operating leases are as follows.

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2011	¥3,870	$42
2012	3,064	33
2013	2,300	25
2014	1,848	20
2015	1,485	16
Thereafter	14,351	153

Total	¥26,918	$289

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥9,895 million, ¥10,422 million and ¥9,571 million ($103 million) in fiscal 2008, 2009 and 2010, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥2,673 million, ¥985 million and ¥1,029 million ($11 million) in fiscal 2008, 2009 and 2010, respectively. The longest contract of them will mature in fiscal 2013. As of March 31, 2010, the amounts due are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2011	¥718	$8
2012	310	3
2013	60	1

Total	¥1,088	$12

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥159,812 million ($1,718 million) as of March 31, 2010.

The Company and its subsidiaries have agreements to commit to execute loans for consumers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2010, the total unused credit and capital amount available is ¥88,548 million ($952 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Guarantees—The Company and its subsidiaries apply ASC 460-10 (“Guarantees”), and at the inception of a guarantee recognize a liability in the consolidated balance sheets for the fair value of the guarantee within the scope of ASC 460-10. The following table represents the summary of potential future payments and book value recorded as guarantee liabilities of the guarantee contracts outstanding as of March 31, 2009 and 2010:

	Millions of yen				Millions of U.S. dollars
	2009		2010		2010
Guarantees	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities	Potential future payment	Book value of guarantee liabilities
Housing loans	¥21,834	¥3,148	¥18,798	¥2,644	$202	$28
Consumer loans	35,701	2,818	—	—	—	—
Corporate loans	258,589	7,131	321,448	2,986	3,455	33
Other	264	2	3	1	0	0

Total	¥316,388	¥13,099	¥340,249	¥5,631	$3,657	$61

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

Guarantee of consumer loans: ORIX Credit guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. ORIX Credit is obliged to pay the outstanding obligations when these loans become delinquent generally for more than three months. There is no guarantee of consumer loans as of March 31, 2010, due to the shift of ORIX Credit from a consolidated subsidiary to an equity method affiliate in July 2009.

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of March 31, 2010, total amount of such guarantees is ¥1,217,500 million ($13,086 million) and book value of guarantee liabilities which amount is included in the table above is ¥1,001 million ($11 million).

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2010.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

32. Segment Information

Financial information about operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing, commission business for the sale of financial products, and environment-related business

Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring equipment and IT-related equipment rentals and leasing

Real Estate	:	Development and rentals of commercial real estate, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, and real estate investment and advisory services

Investment Banking	:	Real estate finance, commercial real estate asset securitization, loan servicing (asset recovery), principal investment, M&A advisory, venture capital and securities brokerage

Retail	:	Life insurance, trust and banking services, card loan business and online securities brokerage operated by affiliates

Overseas Business	:	Leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Financial information of the segments for fiscal 2008, 2009 and 2010 is as follows:

	Millions of yen
Year ended March 31, 2008	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Revenues	¥139,874	¥236,411	¥288,795	¥127,199	¥198,858	¥218,227	¥1,209,364
Interest revenue	58,409	3	2,306	61,386	60,078	46,058	228,240
Interest expense	24,819	6,779	10,993	16,736	10,690	38,190	108,207
Depreciation and amortization	19,534	89,623	13,140	6,554	2,342	41,546	172,739
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	14,672	504	61	2,609	9,768	5,612	33,226
Write-downs of long-lived assets	—	6	1,736	(1)	—	—	1,741
Decrease in policy liabilities	—	—	—	—	5,567	—	5,567
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	(608)	61	20,305	16,881	(135)	22,131	58,635
Discontinued operations	(102)	—	40,904	(5,257)	—	4,517	40,062
Segment profits	35,412	37,235	83,065	47,483	27,463	57,862	288,520
Segment assets	1,993,390	649,814	1,077,560	1,698,452	1,450,241	1,037,311	7,906,768
Long-lived assets	38,959	304,427	743,052	80,834	—	178,434	1,345,706
Expenditures for long-lived assets	9,266	165,739	271,553	47,776	—	98,471	592,805
Investment in affiliates	19,160	341	97,997	138,191	3,307	60,909	319,905

	Millions of yen
Year ended March 31, 2009	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Revenues	¥137,712	¥235,953	¥270,027	¥94,645	¥183,307	¥167,635	¥1,089,279
Interest revenue	50,705	5	1,221	50,347	58,145	36,986	197,409
Interest expense	24,793	6,969	13,001	17,790	11,895	29,432	103,880
Depreciation and amortization	25,941	96,866	15,616	5,141	7,008	34,942	185,514
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	44,046	2,361	338	7,865	18,524	3,893	77,027
Write-downs of long-lived assets	—	—	1,596	1,994	—	83	3,673
Decrease in policy liabilities	—	—	—	—	43,495	—	43,495
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	(2,873)	61	15,983	(63,273)	86	5,273	(44,743)
Discontinued operations	(58)	—	21,300	(241)	—	230	21,231
Segment profits (losses)	(10,451)	25,621	50,508	(63,397)	9,573	20,066	31,920
Segment assets	1,583,571	648,314	1,175,437	1,321,491	1,554,006	949,852	7,232,671
Long-lived assets	43,878	338,044	916,551	119,745	46,057	143,458	1,607,733
Expenditures for long-lived assets	6,800	143,781	287,880	8,704	—	52,606	499,771
Investment in affiliates	17,575	566	76,794	80,560	7,584	77,067	260,146

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
Year ended March 31, 2010	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Revenues	¥113,652	¥222,952	¥189,530	¥89,560	¥155,917	¥185,906	¥957,517
Interest revenue	33,695	—	263	40,994	34,600	26,927	136,479
Interest expense	20,155	6,578	14,533	15,397	11,006	17,273	84,942
Depreciation and amortization	12,939	98,470	18,107	3,817	501	28,588	162,422
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	40,938	1,628	12	11,774	9,277	7,901	71,530
Write-downs of long-lived assets	152	—	3,302	1,360	—	2,163	6,977
Decrease in policy liabilities	—	—	—	—	32,927	—	32,927
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	833	86	3,688	(6,240)	19,039	8,635	26,041
Discontinued operations	(168)	—	12,105	2,365	—	(864)	13,438
Segment profits (losses)	(17,581)	21,742	9,413	(11,960)	31,104	37,142	69,860
Segment assets	1,236,905	561,462	1,079,273	1,166,722	1,578,758	860,815	6,483,935
Long-lived assets	47,931	303,028	874,059	166,147	44,838	133,462	1,569,465
Expenditures for long-lived assets	5,129	76,713	50,116	1,692	24	26,939	160,613
Investment in affiliates	18,513	631	81,152	55,412	167,293	86,700	409,701

	Millions of U.S. dollars
Year ended March 31, 2010	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Revenues	$1,222	$2,396	$2,037	$963	$1,676	$1,997	$10,291
Interest revenue	362	—	3	441	372	289	1,467
Interest expense	217	71	156	165	118	186	913
Depreciation and amortization	139	1,058	195	41	6	307	1,746
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	440	17	0	127	100	85	769
Write-downs of long-lived assets	2	—	35	15	—	23	75
Decrease in policy liabilities	—	—	—	—	354	—	354
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	9	1	40	(67)	204	93	280
Discontinued operations	(2)	—	130	25	—	(9)	144
Segment profits (losses)	(189)	234	101	(129)	334	400	751
Segment assets	13,294	6,035	11,600	12,540	16,969	9,252	69,690
Long-lived assets	515	3,257	9,394	1,786	482	1,435	16,869
Expenditures for long-lived assets	55	824	539	18	0	290	1,726
Investment in affiliates	199	7	872	595	1,798	932	4,403

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 1 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, discontinued operations and extraordinary gain. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

on profit or loss before income taxes, tax expenses are not included in segment profits or losses. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, discontinued operations and extraordinary gain, which are recognized net of tax in the consolidated statements of income, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses, are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, inventories, advances for investment in operating leases (included in other assets) and investment in affiliates. This has resulted in depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s asset. However, the effect resulting from this allocation is not significant.

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen			Millions of U.S. dollars
	2008	2009	2010	2010
Segment revenues:
Total revenues for segments	¥1,209,364	¥1,089,279	¥957,517	$10,291
Revenue related to corporate assets	7,726	7,963	5,818	63
Revenue from discontinued operations	(81,752)	(43,721)	(30,494)	(328)

Total consolidated revenues	¥1,135,338	¥1,053,521	¥932,841	$10,026

Segment profits:
Total profits for segments	¥288,520	¥31,920	¥69,860	$751
Corporate interest expenses, general and administrative expenses	(933)	(3,019)	(276)	(3)
Corporate write-downs of securities	(2,115)	—	(887)	(10)
Corporate net gains (losses) on investment securities	(130)	649	173	2
Corporate other gains (losses)	(3,063)	(1,505)	(3,004)	(32)
Discontinued operations	(40,062)	(21,231)	(13,438)	(144)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests and extraordinary gain	3,902	1,873	3,180	34

Total consolidated income before income taxes, discontinued operations and extraordinary gain	¥246,119	¥8,687	¥55,608	$598

Segment assets:
Total assets for segments	¥7,906,768	¥7,232,671	¥6,483,935	$69,690
Cash and cash equivalents, restricted cash and time deposits	465,049	588,705	717,121	7,708
Allowance for doubtful receivables on direct financing leases and probable loan losses	(102,007)	(158,544)	(157,523)	(1,693)
Other receivables	284,286	228,581	210,521	2,263
Other corporate assets	440,874	478,323	485,746	5,220

Total consolidated assets	¥8,994,970	¥8,369,736	¥7,739,800	$83,188

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas based on the country location of the Company and its subsidiaries.

	Millions of yen
	Year Ended March 31, 2008
	Japan	America *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total revenues	¥1,023,382	¥101,814	¥91,894	¥(81,752)	¥1,135,338
Income before income taxes	227,162	16,198	42,821	(40,062)	246,119

	Millions of yen
	Year Ended March 31, 2009
	Japan	America *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total revenues	¥933,951	¥68,026	¥95,265	¥(43,721)	¥1,053,521
Income before income taxes	8,695	3,191	18,032	(21,231)	8,687

	Millions of yen
	Year Ended March 31, 2010
	Japan	America *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total revenues	¥784,537	¥96,879	¥81,919	¥(30,494)	¥932,841
Income before income taxes	33,180	18,743	17,123	(13,438)	55,608

	Millions of U.S. dollars
	Year Ended March 31, 2010
	Japan	America *2	Other *3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total revenues	$8,432	$1,041	$880	$(327)	$10,026
Income before income taxes	357	201	184	(144)	598

*Note:	1. Results of discontinued operations are included in each amount attributed to each geographic area.
2. Mainly United States
3. Mainly Asia, Europe, Oceania and Middle East

ASC 280-10 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2008, 2009 and 2010.

33. Subsequent Events

There are no applicable subsequent events.

Schedule II.—Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

For the year ended March 31, 2008

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥664	¥—	¥1	¥(82)	¥(83)	¥500
Disposal of equipment	—	—	—	—	—	—
Severance and other benefits to terminated employees	—	—	66	(39)	(3)	24
Other costs	—	—	6	—	(1)	5

Total	¥664	¥—	¥73	¥(121)	¥(87)	¥529

Deferred Tax Assets: Valuation Allowance*	¥23,233	¥16,393	¥5,279	¥(2,753)	¥(587)	¥41,565

For the year ended March 31, 2009
	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥500	¥—	¥202	¥(472)	¥(82)	¥148
Disposal of equipment	—	—	28	(28)	—	—
Severance and other benefits to terminated employees	24	—	20	(44)	—	—
Other costs	5	—	—	(4)	(1)	—

Total	¥529	¥—	¥250	¥(548)	¥(83)	¥148

Deferred Tax Assets: Valuation Allowance*	¥41,565	¥1,351	¥7,743	¥(5,059)	¥(965)	¥44,635

For the year ended March 31, 2010
	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥148	¥—	¥9	¥(85)	¥25	¥97
Disposal of equipment	—	—	3	(3)	—	—
Severance and other benefits to terminated employees	—	—	16	—	—	16
Other costs	—	—	—	—	—	—

Total	¥148	¥—	¥28	¥(88)	¥25	¥113

Deferred Tax Assets: Valuation Allowance*	¥44,635	¥100	¥3,501	¥(5,448)	¥58	¥42,846

*	The amount of deduction includes reductions of goodwill, expiry of loss carryforwards and sales of subsidiary.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 23, 2009 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2009, commission file number 001-14856)

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 24, 2008 (Incorporated by reference from the annual report on Form 20-F filed on July 2, 2008, commission file number 001-14856)

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on January 5, 2009 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2009, commission file number 001-14856)

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics, as amended on April 26, 2005 (Incorporated by reference from the annual report on Form 20-F filed on July 15, 2005, commission file number 001-14856)

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of independent registered public accounting firm

Exhibit 101	Instance Document

Exhibit 101	Schema Document

Exhibit 101	Calculation Linkbase Document

Exhibit 101	Definition Linkbase Document

Exhibit 101	Labels Linkbase Document

Exhibit 101	Presentation Linkbase Document