Form 20-F
period 2011-03-31
ORIX CORP
filed 2011-06-24
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2011

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

Yoshiko Fujii

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

As of March 31, 2011, 110,245,846 Shares were outstanding, including Shares that were represented by 3,076,416 ADSs.

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

i

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

As used in this annual report, unless the context otherwise requires, the “Company” and “ORIX” refer to ORIX Corporation and “ORIX Group,” “Group,” “we,” “us,” “our” and similar terms refer to ORIX Corporation and its subsidiaries.

In this annual report, “subsidiary” and “subsidiaries” refer to consolidated subsidiaries of ORIX, generally companies in which ORIX owns more than 50% of the outstanding voting stock and exercises effective control over the companies’ operations; and “affiliate” and “affiliates” refer to all of our affiliates accounted for by the equity method, generally companies in which ORIX has the ability to exercise significant influence over their operations by way of 20-50% ownership of the outstanding voting stock or other means.

The consolidated financial statements of ORIX have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). For certain entities where we hold majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of the business, the equity method is applied pursuant to FASB Accounting Standards Codification (“ASC”) 810-10-25-2 to 14 (“Consolidation—The Effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities (VIEs) for which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”). Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

References in this annual report to “¥” or “yen” are to Japanese yen and references to “US$,” “$” or “dollars” are to United States dollars.

Certain monetary amounts and percentage data included in this annual report have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in tables may not be equal to the arithmetic sums of the figures which precede them.

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2011 is referred to throughout this annual report as “fiscal 2011,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. When included in this annual report, the words “will,” “should,” “expects,” “intends,” “anticipates,” “estimates” and similar expressions, among others, identify forward looking statements. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. These forward-looking statements are made only as of the filing date of this annual report. The Company expressly disclaims any obligation or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following selected consolidated financial information has been derived from our consolidated financial statements as of each of the dates and for each of the periods indicated below except for “Number of employees.” This information should be read in conjunction with and is qualified in its entirety by reference to our consolidated financial statements, including the notes thereto, included in this annual report in Item 18, which have been audited by KPMG AZSA LLC.

	Year ended March 31,
	2007	2008	2009	2010	2011	2011
	(In millions of yen and millions of dollars)
Income statement data(1):
Total revenues	¥1,111,655	¥1,125,950	¥1,032,486	¥912,294	¥970,110	$11,667
Total expenses	830,730	940,547	978,307	883,584	896,150	10,778
Operating income	280,925	185,403	54,179	28,710	73,960	889
Equity in net income (loss) of affiliates	31,951	48,316	(40,458)	8,364	16,806	202
Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	1,962	12,232	(1,686)	17,519	1,199	15
Income before income taxes, discontinued operations and extraordinary gain	314,838	245,951	12,035	54,593	91,965	1,106
Income from continuing operations	189,021	148,309	14,633	32,199	64,348	774
Net income attributable to the noncontrolling interests	2,014	1,952	1,175	704	2,373	29
Net income attributable to the redeemable noncontrolling interests	3,032	1,950	698	2,476	2,959	35
Net income attributable to ORIX Corporation	196,506	169,597	21,924	37,757	67,275	809

	As of March 31,
	2007	2008	2009	2010	2011	2011
	(In millions of yen and millions of dollars, except number of Shares)
Balance sheet data:
Investment in direct financing leases(2)	¥1,258,404	¥1,098,128	¥914,444	¥756,481	¥830,853	$9,992
Installment loans(2)	3,490,326	3,766,310	3,304,101	2,464,251	2,983,164	35,877
Subtotal	4,748,730	4,864,438	4,218,545	3,220,732	3,814,017	45,869
Investment in operating leases	862,049	1,019,956	1,226,624	1,213,223	1,270,295	15,277
Investment in securities	875,581	1,121,784	926,140	1,104,158	1,175,381	14,136
Other operating assets	152,106	197,295	189,560	186,396	235,430	2,831
Allowance for doubtful receivables on direct financing leases and probable loan losses	(89,508)	(102,007)	(158,544)	(157,523)	(154,150)	(1,854)
Others	1,658,229	1,893,504	1,967,411	2,172,814	2,240,609	26,947

Total assets	¥8,207,187	¥8,994,970	¥8,369,736	¥7,739,800	¥8,581,582	$103,206

Short-term debt	¥1,174,391	¥1,330,147	¥798,167	¥573,565	¥478,633	$5,756
Long-term debt	3,863,057	4,462,187	4,453,845	3,836,270	4,531,268	54,495
Common stock	98,755	102,107	102,216	143,939	143,995	1,732
Additional paid-in capital	119,402	135,159	136,313	178,661	179,137	2,154
ORIX Corporation shareholders’ equity	1,194,234	1,267,917	1,167,530	1,298,684	1,319,341	15,867
Number of issued Shares	91,518,194	92,193,067	92,217,067	110,229,948	110,245,846	—
Number of outstanding Shares	91,233,710	90,496,863	89,400,220	107,484,247	107,498,502	—

	As of and For the Year Ended March 31,
	2007	2008	2009	2010	2011
	(In yen and dollars, except ratios and number of employees)
Key ratios (%)(3):
Return on ORIX Corporation shareholders’ equity (“ROE”)	18.30	13.78	1.80	3.06	5.14
Return on assets (“ROA”)	2.54	1.97	0.25	0.47	0.82
ORIX Corporation shareholders’ equity ratio	14.55	14.10	13.95	16.78	15.37
Allowance/investment in direct financing leases and installment loans	1.88	2.10	3.76	4.89	4.04

Per share data and employees:
ORIX Corporation shareholders’ equity per Share(4)	¥13,089.83	¥14,010.62	¥13,059.59	¥12,082.56	¥12,273.11
Basic earnings per Share for income attributable to ORIX Corporation from continuing operations(5)	2,042.37	1,594.69	146.11	284.43	549.49
Basic earnings per Share for net income attributable to ORIX Corporation	2,177.10	1,860.63	246.59	370.52	625.88
Diluted earnings per Share for net income attributable to ORIX Corporation	2,100.93	1,817.81	233.81	315.91	527.75
Dividends applicable to fiscal year per Share	130.00	260.00	70.00	75.00	80.00
Dividends applicable to fiscal year per Share(6)	$1.07	$2.49	$0.73	$0.81	$0.99
Number of employees	16,662	18,702	18,920	17,725	17,578

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
(2)

The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥134,394 million, ¥203,253 million, ¥495,514 million, ¥386,146 million and ¥344,855 million as of March 31, 2007, 2008, 2009, 2010 and 2011, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥21,149 million, ¥22,637 million, ¥27,949 million, ¥25,682 million and ¥22,787 million as of March 31, 2007, 2008, 2009, 2010 and 2011, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥12,656 million, ¥15,333 million, ¥17,860 million, ¥12,321 million and ¥10,037 million as of March 31, 2007, 2008, 2009, 2010 and 2011, respectively, and (iii) installment loans individually evaluated for impairment of ¥100,589 million, ¥165,283 million, ¥449,705 million, ¥348,143 million and ¥312,031 million as of March 31, 2007, 2008, 2009, 2010 and 2011, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2011 Compared to Year Ended March 31, 2010—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”

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

(4)	ORIX Corporation shareholder’s equity per share is the amount derived by dividing ORIX Corporation shareholder’s equity by the number of outstanding Shares.
(5)

Basic earnings per Share for income attributable to ORIX Corporation from continuing operations is the amount derived by dividing income attributable to ORIX Corporation from continuing operations by the weighted-average number of Shares outstanding based on month-end balances during the fiscal year. The term basic earnings per Share for income attributable to ORIX Corporation from continuing operations as used throughout this annual report has the meaning described above.

(6)

The U.S. dollar amounts represent translations of the Japanese yen amounts using noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.

EXCHANGE RATES

In certain parts of this annual report, we have translated yen amounts into dollars for the convenience of readers. The rate that we used for translations was ¥83.15 = $1.00, which was the approximate exchange rate in Japan on March 31, 2011 using the telegraphic transfer rate of the Bank of Tokyo-Mitsubishi UFJ, Ltd. The following table provides the noon buying rates for Japanese yen, expressed in per $1.00 in New York City for cable transfers in foreign currencies. As of June 17, 2011, the noon buying rate for Japanese yen was ¥80.10 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,
	2007	2008	2009	2010	2011
	(In yen per dollar)
Yen per dollar exchange rates:
High	¥121.81	¥124.09	¥110.48	¥100.71	¥94.68
Low	110.07	96.88	87.80	86.12	78.74
Average of the last days of the months	116.55	113.61	100.85	92.49	85.00
At period-end	117.56	99.85	99.15	93.40	82.76

The following table provides the high and low noon buying rates for yen, expressed in yen per $1.00, during the months indicated.

	High	Low
2010
December	¥84.23	¥81.67

2011
January	¥83.36	¥81.56
February	83.79	81.48
March	82.98	78.74
April	85.26	81.31
May	82.12	80.12

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

1. Risks related to our external environment

(1) Our business activities, financial condition and results of operations may be adversely affected by sluggishness in the world’s economies

The uncertainty in the world’s economies caused by the financial meltdown is subsiding, and economies are gradually recovering in part due to implementation of monetary easing policies and fiscal stimulus measures.

Developing economies have steadily expanded, while developed countries have generally experienced more gradual recovery with continued monetary easing policy. However, destabilizing factors, such as political instability in the Middle East and persistent financial problems in certain European countries, still exist.

There are signs of economic recovery in Japan, such as improved earnings and increased production, primarily by large companies, though funding requirements and capital expenditures of domestic companies still remain sluggish amid concerns about Japan’s future economic growth, share price and exchange rate volatility and high unemployment rates. Recently, there is heightened concern about Japan’s financial deficit, as shown by the downgrade of Japanese sovereign debt. Further, there is concern that damage to production facilities, unstable power supply, decline in consumer confidence and other factors caused by the Great East Japan Earthquake may force the Japanese economy into a slowdown; however, moderate recovery is forecasted from the second half of the fiscal year ending March 31, 2012.

Despite our attempts to minimize our exposure to these Japanese and global economic problems through the development and implementation of risk management procedures, continuing weakness in the European, U.S. and Japanese economies could adversely affect our business activities, financial condition and results of operations.

(2) We may lose market share or suffer reduced profitability if our competitors compete with us on pricing and other terms

We compete with our competitors primarily on the basis of pricing, transaction structure, service quality and other terms. Other competitive factors include industry experience and client relationships. Our competitors sometimes seek to compete aggressively on the basis of pricing and other terms without regard to profitability, and we may lose market share if we are unwilling to compete on pricing or other terms. Similarly, some of our competitors are larger than we are, can access to capital at a lower cost than we can and are better able to maintain profits at reduced prices. If we try to compete with such competitors on pricing, service quality or other terms, we may experience lower income or reduced profitability.

(3) Negative press coverage or rumors could affect our business activities, financial condition, results of operations or share price

Our business depends upon the confidence of customers and market participants. Negative press coverage or rumors (including on the Internet) about our activities, our industries or parties with whom we do business could harm our reputation and diminish confidence in our business. If we become aware of such negative press coverage, we typically assess the situation and take action, if appropriate. However, even if we provide appropriate and timely explanations to the press and other interested parties, there is no assurance that we can prevent an adverse effect on our reputation. If we suffer reputational damage as a result of any negative publicity, we may lose customers or business opportunities, which could adversely affect our financial condition and results of operations, and our share price could decline.

(4) Our business may be adversely affected by economic fluctuations and political disturbances

We conduct business operations in Japan as well as overseas, including in the United States, Asia, Oceania, the Middle East and Europe. Shifts in commodity market prices and consumer demand, political instability or religious strife in any country of the world, including in such regions, could adversely affect our operations.

(5) Enactment of, or changes in, laws, regulations and accounting standards may affect our business activities, financial condition and results of operations

Enactment of, or changes in, laws and regulations may affect the way that we conduct our business, the products or services that we may offer in Japan or overseas as well as our customers, borrowers, invested companies and funding sources. Such enactment or changes are unpredictable and may cause our costs to increase. As a result of such enactment or changes, our business activities, financial condition and results of operations could be adversely affected.

Enactment of, or changes in, accounting standards may significantly affect how we record and report our financial condition and results of operations, even if our underlying business fundamentals remain the same. As a result of such enactment or changes, our business activities, financial condition and results of operations could be adversely affected.

(6) Our business activities, financial condition and results of operations may be adversely affected by unpredictable events

Our business activities, financial condition and results of operations may be adversely affected by unpredictable events or any continuing effects caused by such events. Unpredictable events include man-made events, such as accidents, war, terrorism and insurgency, and natural events, such as earthquakes, storms, tsunamis, fires and outbreaks of new strains of influenza or other infectious diseases. If any such event occurs, the event itself or any effects caused by such event may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of the economic conditions of a country or region. If such a sudden and unpredictable event occurs in an area where we operate, either as a single event or in combination with other events, our business activities, financial condition or results of operations may be adversely affected as a result.

The Great East Japan Earthquake that occurred on March 11, 2011 and the resulting accident at a nuclear power facility are considerably affecting the Japanese economy. The long-term effects of the disaster, including disruptions of electricity and water supplies as a result of damage to infrastructure, interruption of logistics services, radiation leaking from the damaged nuclear power facility and a general decline in economic activity in the Japanese market, are still unknown. Our exposure in the affected areas is limited; however, these factors and other potential effects of the disaster are still uncertain and difficult to predict and may adversely affect our operating results and financial position.

(7) Risks relating to insurance

We carry comprehensive insurance, as necessary, covering each of our lease assets or our real estate investments acquired as part of real estate business, with coverage limits that we believe are reasonable in light of anticipated losses. However, certain types of losses, such as losses caused by wars, acts of terrorism, willful acts or gross negligence, are uninsurable. In addition, we cover only some assets for damages caused by natural disasters such as earthquakes, tsunamis and flooding because insurance coverage for such damages is limited and the insurance premiums are relatively expensive. Therefore, in the event that we suffer uninsured losses, insurance recoveries will not be available. Also, it is possible that, in the event of bankruptcy of an insurance underwriter, insurance money may not be collectible. In such case, our business activities, financial condition and results of operations could be adversely affected.

(8) Dispositions of Shares may adversely affect market prices for our Shares

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

A large portion of our Shares is held by investors outside Japan. Due to changes in the global economy or political conditions, investors outside Japan have reduced and may continue to reduce their investments in Japanese stocks. Further reduction in Japanese stock investment by such investors may adversely affect market prices for our Shares.

2. Credit Risk

(1) Our allowance for doubtful receivables on direct financing leases and probable loan losses may be insufficient and our credit-related costs might increase

We maintain an allowance for doubtful receivables on direct financing leases and probable loan losses. This allowance reflects our judgment of the loss potential of these items, after considering factors such as:

•	the business characteristics and financial condition of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	the value of underlying collateral and guarantees pertaining to our claims.

We cannot be sure that our allowance for doubtful receivables on direct financing leases and probable loan losses will be adequate to cover future credit losses. This allowance may be inadequate due to adverse changes in the Japanese and overseas economies in which we operate, or discrete events that adversely affect specific customers, industries or markets.

Recently, the operating results of many companies have deteriorated due to restricted credit availability caused primarily by the meltdown of the global financial and capital markets and the ensuing economic recession. In response to such conditions, we endeavored to improve our portfolio management, an exercise which resulted in a decline in doubtful receivables and probable loan losses. While we will continue in our endeavors to improve our portfolio management, we may be required to make additional provision in the future and our results of operations may be adversely affected. See “Item 5—Operating and Financial Review—Results of Operations—Year Ended March 31, 2011 Compared to Year Ended March 31, 2010—Details of Operating Results—Revenues, New Business Volumes and Investments—Installment loans and investment securities—Asset quality of our owned installment loans” for details of our additional provision for doubtful receivables and probable loan losses.

In order to enhance our collections from debtors, we may forbear from exercising some or all of our rights as a creditor against companies that are unable to fulfill their repayment obligations. We may also forgive loans or extend additional loans to such companies. Furthermore, if economic or market conditions are adverse, the value of underlying collateral and guarantees may decline. As a result, our credit-related costs might increase. If we need to increase our allowance for doubtful receivables on direct financing leases and probable loan losses, or if our credit-related costs increase to cover these changes or events, our results of operations could be adversely affected.

3. Market Risk

(1) Changes in market interest rates and currency exchange rates could adversely affect our assets and our financial condition and results of operations

Our business activities are subject to risks relating to changes in market interest rates and currency exchange rates in Japan and overseas. Although we conduct asset-liability management (“ALM”), fixed and variable interest rates and terms of fixed-rate assets and liabilities are not uniform among our assets and liabilities. As such, increases or decreases in market interest rates or changes in the yield curve could adversely affect our results of operations.

In addition, the value of our assets may move independently of market interest rates. When funds procurement costs increase due to rising market interest rates or the perception that an increase in market interest rates may occur, financing lease terms and loan interest rates for new transactions may diverge from the trend in market interest rates.

Furthermore, changes in market interest rates could have an adverse effect on the credit quality of our assets and our asset structure. With respect to our floating-rate loan assets, if market interest rates increase, the repayment burdens of our customers may also increase, which could adversely affect the financial condition of such customers and their ability to repay their obligations to us. Alternatively, a decline in interest rates could result in increased prepayments of loans and a decrease in our assets.

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

(2) Our use of derivatives to manage risk and reduce price fluctuations in our investment portfolio may adversely affect our financial condition and results of operations

We utilize derivative instruments to reduce investment portfolio price fluctuations, and to manage interest rate and foreign exchange rate risk. However, we may not be able to successfully manage our risks through the use of derivatives. Counterparties may fail to honor the terms of their derivatives contracts with us, and we may be exposed to additional risks. Alternatively, our ability to enter into derivative transactions may be adversely affected if our credit ratings are downgraded.

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

(3) Fluctuations in market prices of stocks and bonds

We hold investments in shares and bonds in Japan, the United States and other regions. The market values of our investment assets are volatile and may decline substantially in the future. A significant decline in the value of our investment assets could adversely affect our results of operations. For a discussion of our investments in securities and affiliates, see Note 9 and Note 12 in “Item 18. Financial Statements,” respectively.

4. Business Risk

(1) We may be exposed to increased risks as we expand or reduce the range of our products and services, or acquire companies or assets

We have been expanding the range of our businesses beyond our traditional businesses to offer new products and services in Japan and overseas. Such expansion may expose us to new and complex risks, which we may be unable to fully control, and, as a result, we may incur substantial losses. In addition, our efforts to offer new products and services may not achieve the expected results if business opportunities do not develop or increase as expected or if competitive pressures undermine the profitability of the available opportunities. Restructuring of, or withdrawal from, businesses in which we engage could harm our reputation and adversely affect our financial condition and results of operations.

As part of our business expansion or management of turn-around businesses, we may from time to time acquire companies or assets. We cannot guarantee that the price we pay for acquisitions will be fair and appropriate. If the results of operations of acquired companies are lower than what we expected at the time we made such acquisitions, our acquisitions could result in large future write-downs of goodwill and other assets.

The contribution from our consolidated subsidiaries and equity method affiliates to our consolidated results of operations is an important component of our income. There can be no assurance that this contribution will be maintained. While we will continue to review and selectively pursue investment opportunities, there can be no assurance that we will continue to identify attractive opportunities, or that investments will be as profitable as we originally expected. Our subsidiaries and affiliates have a wide range of business operations, including operations that are very different from our financial services business. Failure to manage investee companies effectively could result in financial losses as well as losses of future business opportunities. In addition, we may not be able to sell or otherwise dispose of investments at times or prices we initially expected. We may also need to provide financial support, including credit support or equity investments, to some investee companies if their financial condition deteriorates. We may lose key personnel in investee companies if such personnel are not satisfied with our management.

If any subsidiary or affiliate to which we transfer our personnel to serve as directors or officers is implicated in a problem of significant public concern, our reputation may be adversely affected irrespective of whether such persons perform their obligations appropriately.

(2) Changes in the legal or financial stability of, or cultural differences with, any counterparties with whom we enter into joint ventures or alliances could adversely affect our results of operations

We operate joint ventures and enter into alliances with foreign and domestic counterparties, and the success of these operations is often dependent upon the financial and legal stability of these counterparties. If one of the counterparties with whom we operate a joint venture or have a business alliance suffers a decline in its financial condition for any reason, or is subject to instability because of a change of the laws governing its operations after we have invested in the joint venture or the business alliance and begun operations, we may not be able to successfully operate the joint venture or alliance, or we may be required to pay in additional capital or close the operations altogether. Likewise, significant differences in corporate culture between us and these partners may come to light, and may result in significant changes to the assumptions that we made when we decided to begin the operations. If our alliance counterparties are unable to perform as expected, or if any unexpected events relating to the alliances occur, then we may not be able to continue those alliances successfully. Our inability to successfully operate joint ventures or alliances may adversely affect our reputation and results of operations.

(3) If our services to customers are insufficient, we may be obligated to compensate our customers

We provide M&A, financial advisory and consulting services to our customers. If such services are insufficient and our customers suffer losses as a consequence, we may be obligated to compensate our customers for those losses.

We also provide various services such as maintenance services for leasing assets, environment-related solution services, energy-related solution services including electricity retailing and the operation of hotels, golf courses and training facilities for which we are expected to meet our customer’s expectations and standards of value applicable to such high value-added services. Although we strive to provide high quality services, if we fail to meet customer expectations or maintain service quality our reputation may be harmed and our business activities may be adversely affected. If such services are insufficient and our customers suffer losses as a consequence, we may be obligated to compensate our customers for those losses.

(4) Risk related to asset value volatility

We invest in ships, aircraft, real estate and other assets in Japan, the United States and other areas. The market values of our investments are volatile and may decline substantially in the future.

Recent economic turmoil has resulted in stagnant ship, aircraft and real estate markets, and although these markets have gradually recovered, valuation losses may be recorded if this sort of turmoil recurs in the future.

Additionally, these impairments are recorded based on end-of-period fair value in accordance with applicable accounting principles. However, losses from the sale of these assets may exceed the amount of valuation losses due to a decrease in or lack of liquidity.

We estimate the residual value for operating leases at the time of contract. Our estimates of the residual value of equipment are based on current market values of used equipment and assumptions about when and to what extent the equipment will become obsolete; however, we may need to recognize additional valuation losses if our estimates differ from actual trends in equipment valuation and the secondhand market or may incur losses from not being able to collect the estimated amount.

(5) Leasing equipment distributors’ inappropriate sales activity may increase the number of customer claims against us and adversely affect our reputation and business performance

Our leasing business and reputation could be affected by the behavior of individual distributors of equipment. In 2005, inappropriate sales activity by equipment distributors was a serious problem in the telephone equipment leasing industry, and we received an increased number of customer claims and inquiries. In response to the industry trend, the Ministry of Economy, Trade and Industry altered its position regarding the application of the “Order for Enforcement of the Act on Specified Commercial Transactions” in 2005 and has provided guidance to firms in the related industries on compliance measures.

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

(6) Increased competition or regulatory changes in entertainment-related industries could weaken the financial condition of companies to which we provide credit, which may adversely affect their ability to repay us

We provide credit to companies in entertainment-related industries, such as pachinko hall operators, primarily through direct financing leases and installment loans. Even though we have accumulated credit know-how from past experience and obtain collateral that we consider adequate after thorough examination of the risks presented by these industries, our business activities, financial condition and results of operations could be adversely affected by an intensification of competition or substantial changes in the regulation of these industries, which may adversely affect the financial condition and credit of our customers in these industries.

(7) Accidents in our environment-related business could damage our reputation and cause us to incur financial losses

We began operations of an industrial waste disposal facility through ORIX Environmental Resources Management Corporation in June 2006 as a Private Finance Initiative, or PFI, under contract with Saitama prefecture in Yorii-machi, Saitama. In addition, we acquired Kanematsu Environmental Corporation (now Funabashi Environmental Corporation) in March 2008 to develop an industrial waste disposal business mainly in Funabashi, Chiba. In order to minimize the risk of emitting environmental pollutants, ORIX Environmental Resources Management Corporation utilizes advanced waste disposal techniques. ORIX Environmental Resources Management Corporation has contracted with the waste disposal specialist firm that constructed the facility to serve as operator of the facility. The Funabashi Environmental Corporation has established a facility that minimizes the risk of emitting environmental pollutants. Although we try to reduce the risks in operating our industrial waste disposal business, environmental pollution could occur due to an operational error or defect in the disposal facility. As a result, additional decontamination costs may arise and adversely affect our operating results. Also, if any legal action is taken or negative publicity is received regarding such pollution, our business activities and our reputation could be adversely affected.

To protect against a variety of such accident risks, ORIX Environmental Resources Management Corporation has ensured that the relevant operator bears responsibility for the operation and maintenance of the facility under its operating agreement and responsibility for defects in the facility under the design and construction contracts.

However, if the financial condition of the operator deteriorates to the point that it cannot perform its contractual obligations or indemnify us for losses, we will be required to bear such losses. Furthermore, we will be responsible for any accident occurring by reason of any event other than those for which the operator is responsible by contract. If such an accident occurs, we will be required to incur loss. Even if we do not incur any direct financial loss, our reputation could be adversely affected.

(8) Our medical business and nursing care business expose us to various risks

We lease medical instruments to customers. We contract for the inspection of such medical instruments with professionals designated by the manufacturers and such manufacturers are responsible for any injuries or damages caused by defects in such medical instruments. However, as a lessor, we also have potential obligations for such defects. Further, even if there is no pecuniary liability, our reputation could be adversely affected by product defects.

We provide housing and elderly care services to senior citizens, including through the operation of at-home nursing care and nursing home facilities. If a nursing service accident occurs, we could be liable for damages and our reputation could be adversely affected. In addition, if the long-term home-healthcare insurance system is modified to reduce public financial support and the economic burden on the user is thereby increased, the long-term home-healthcare market could shrink and our results of operations could be adversely affected.

(9) Risks relating to real estate finance

Our real estate finance business is comprised of nonrecourse loans for which cash flow from real estate is the source of repayment, and underwriting specified bonds that are issued by special purpose entities (SPEs), which are secured by real estate.

Our real estate finance business is faced with a severe environment resulting from the current depressed state of the real estate market. A continuation of the present circumstances or further deterioration of real estate market conditions may decrease the estimated collectable amount and the value of real estate held as collateral, which could require us to increase our provision for doubtful receivables and probable loan losses or purchase the senior portion of debt to protect subordinated debt held by us. If the stagnation of the real estate market continues, losses on the collection of loans through sales of the real estate may exceed the amount that we initially estimated. As a result, our financial condition and results of operations may be adversely affected.

(10) Risks relating to development and lease of real estate

Even after obtaining relevant government approvals and licenses necessary for a particular real estate development project, we may need to amend initial real estate development plans as a result of discussions with residents neighboring the project site. However, if we do not do so, or if the amendments do not satisfy such residents, our reputation as a real estate developer may suffer.

Also, if any of our peer companies are reported to have engaged in misconduct in real estate development projects, the overall credibility of the real estate market could suffer and lead to shifts in consumer preferences. Sales volumes could be adversely affected due to bankruptcy, changes in financial condition or misconduct of our counterparties to joint ventures. These factors could adversely affect our financial condition and results of operations.

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

(11) Risks relating to real estate quality and warranty against defects

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

(12) Risks relating to land contamination

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

(13) Regarding our licensed businesses

Certain of our businesses, including our life insurance business, banking business, securities trading business and real estate investment advisory business are subject to control by industry-specific laws and regulations requiring, among other things, that each company conduct independent operations and maintain financial health and appropriateness of business activities. A total or partial suspension of operations or the revocation of our license due to non compliance with applicable laws and regulations may adversely affect our operating results and financial condition.

(14) Our life insurance subsidiary is subject to risks that are specific to its business

We are exposed to the risk of unpredictable and potentially substantial increases in insurance payments for deaths and hospital benefits, in relation to the business of ORIX Life Insurance Corporation, or ORIX Life Insurance. ORIX Life Insurance may incur valuation losses or losses on sales if the value of securities or real estate that it purchases for asset management purposes decreases. It is also subject to strict regulatory oversight, which includes the maintenance of certain specified capital and liability reserve requirements. If ORIX Life Insurance suffers valuation or other losses that affect its ability to maintain its regulatory capital or liability reserve requirements, or if changes in regulations require ORIX Life Insurance to increase its capital or liability reserves, we may be required to provide financial support through capital contributions. In addition, if ORIX Life

Insurance fails to conduct reasonable asset liability management, or ALM, to appropriately manage risks and returns on investment assets and underwriting risks on insurance policy benefits, its financial condition and results of operations may suffer.

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

(15) Ship brokerage exposes us to market and credit risks

We operate a ship brokerage business in which we simultaneously place orders for new ships with shipbuilders and enter into purchase agreements with our customers who purchase the ships for use upon completion. As the process of shipbuilding takes several years from the placement of an order to delivery of the ship, if a purchasing customer defaults under its purchase agreement due to a decline in market conditions or deterioration of its cash flow, we are not excused from our obligation to purchase the ship upon completion. Also, if a shipbuilder becomes unable to complete and deliver a ship for financial or other reasons, we will be obliged to repay the deposit received from the customer regardless of whether or not the advance was repaid by the shipbuilder. Any of these events may adversely affect our results of operation.

(16) If the reputation of our professional baseball team declines, our share price, business activities, financial condition and results of operations could be adversely affected

We own and manage a professional baseball team in Japan, the ORIX Buffaloes. Management of a professional baseball team in Japan, due to its public nature, requires us to consider the various social effects that it may have and the reputation of the team. If the reputation of the baseball team declines, our business activities, financial condition, results of operations and share price could be adversely affected as a consequence.

5. Risk Relating to Fund Procurement

(1) Our access to liquidity and capital may be restricted by economic conditions or instability in the financial markets

Our primary sources of funds from financing activities include: borrowings from banks and other institutional lenders, funding from capital markets (such as offerings of commercial paper, or CP, medium-term notes, straight bonds, convertible bonds, asset-backed securities and other debt securities) and deposits. Such sources include a significant amount of short-term debt, such as CP and short-term borrowings from various institutional lenders, and long-term debt maturing in the current fiscal year ending March 31, 2012. Some of our committed credit lines require us to comply with financial covenants and maintain specified credit ratings. In addition, some of the nonrecourse loans under which we borrow funds to finance specific projects require early repayment if the relevant projects experience declines in performance.

The turmoil in the financial and capital markets led to a reduction in liquidity in Europe, the United States and Japan. Although the turmoil in the financial and capital markets has calmed down recently, there is no guarantee that such problems will not recur in the future.

The increased risks to our financial liquidity will increase the possibility that our ability to raise new funds in the market or to renew existing funding sources may become uncertain; we may be exposed to increased funding costs; we may be more subject to volatility in the credit markets; and our securities may not be attractive to investors in the capital markets. If our access to liquidity is restricted, or if we are unable to obtain our required funding at acceptable costs, our financial condition and results of operations will be significantly and adversely affected.

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

Our sources of finance include borrowings from banks and other institutional lenders. There is a risk that, if any such institutional lenders are driven into bankruptcy due to decline in their creditworthiness, capital deficiencies or funding problems, any lendings to us from such lender will be suspended, which could have an adverse effect on our fund-raising ability. As a result, our financial condition and results of operations may be adversely affected.

6. Operational Risk

(1) A failure to comply with regulations to which our businesses are subject could result in sanctions or penalties, harm our reputation and adversely affect our business activities, financial condition and results of operations

Our business and employees in Japan are subject to laws, as well as regulatory oversight of government authorities who implement those laws, relating to the various fields in which we operate. These include laws and regulations applicable to financial institutions, such as the Moneylending Business Act, the Installment Sales Act, the Insurance Business Act, the Banking Act, the Trust Business Act, the Building Lots and Buildings Transaction Business Act and the Building Standards Act, as well as general laws applicable to our business activities, such as the Companies Act, the Financial Instruments and Exchange Act, the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and the Act on the Protection of Personal Information.

Our businesses outside of Japan are also subject to the laws and regulations of the jurisdictions in which they operate and are subject to oversight by the regulatory authorities of those jurisdictions. For example, in addition to being subject to U.S. securities laws, we are also subject to the USA Patriot Act, which prohibits us from entering into any transactions with countries listed as state sponsors of terrorism, and the U.S. Foreign Corrupt Practices Act, which prohibits us from offering bribes to foreign public servants. We implement thorough compliance and legal risk management to prevent violations of such laws and regulations, but they may not be effective in preventing all future violations. We engage in a wide range of businesses and may expand into new businesses through our acquisition activities. We implement various internal control measures for our businesses; however, with the expansion of our operations, these controls may not function adequately. In such cases, we may be subject to sanctions or penalties, and our reputation may be adversely affected. Future violations of laws and regulations could result in regulatory action and harm our reputation, and our business activities, financial condition and results of operations could be adversely affected. Even if there are no violations of laws, if we are investigated by government authorities and the investigation becomes publicly known, our reputation may be harmed and our business activities may be adversely affected.

(2) Risks related to the claims servicing business

We are entrusted with the management and collection of receivables by foreign and domestic investors and rehabilitation funds. ORIX Asset Management & Loan Services Corporation has developed collection activities in Japan, using servicing know-how acquired in the United States. However, in the event that it is not possible to maintain a quality of operations that meets the expectations of investors, or to perform in accordance with the guidelines of the regulating agency, our business activities and reputation could be adversely affected.

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

(4) Failures in our computer and other information systems could hinder our operations and damage our reputation and relationships with customers

We utilize computer systems and other information systems for financial transactions, personal information management, business monitoring and processing and as part of our business decision-making and risk management activities. System shutdowns, malfunctions or failures, the mishandling of data or fraudulent acts by employees or third parties, or infection by a computer virus could have adverse effects on our operations, for example by causing delay in the receipt and payment of funds, the leak or destruction of confidential or personal information, the generation of errors in information used for business decision-making and risk management and the suspension of other services provided to our customers. In such event, our liquidity could be adversely affected. Alternatively, the liquidity of customers who rely on us for financing or payment could be adversely affected, and our relationships with such customers could also be adversely affected. The occurrence of any of these or any other disruptions could result in our being sued or subject to administrative penalty, or our reputation or credibility could be adversely affected.

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

(5) We may not be able to hire or retain human resources to achieve our strategic goals

Our businesses require a considerable investment in human resources and the retention of such resources in order to successfully compete in markets in Japan and overseas. Many of our businesses require employment of talented individuals who have experience and knowledge in the financial field. If we cannot develop, hire or retain the necessary human resources, we may not be able to achieve our strategic goals.

(6) If our independent registered public accounting firm finds that our internal controls over financial reporting are insufficient, investors may lose confidence in the reliability of our financial statements, adversely affecting our share price, financial condition and reputation

We have developed and operate an internal control system in order to manage the company soundly for achieving management objectives and to perform our business appropriately and efficiently. In particular, internal controls in relation to appropriate financial reporting are essential for the company’s sound management, and we are subject to various regulations in this regard in the U.S. and Japan.

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

Similarly, the Financial Instruments and Exchange Act was enacted in June 2006 in Japan. Article 24-4-4 thereof requires that a listed company shall submit its internal control report with an audit certificate issued by an independent registered public accounting firm together with its annual securities report. These requirements are applicable to annual securities reports issued for the fiscal year ended March 31, 2011. Pursuant to the provisions of the “Cabinet Office Ordinance on the System for Ensuring Appropriateness of Statements on Finance and Accounting and Other Information” (2007, No. 62) (the “Cabinet Office Ordinance”), our internal control reports required under the Financial Instruments and Exchange Act are prepared in conformity with the requirements under U.S. standards for the terms, form and preparation method of internal control reports and by including additional information regarding significant differences between the reports prepared in accordance with Japanese standards.

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

(7) Our risk management may not be effective

We continuously seek to improve our risk management function. However, due to the rapid expansion of our business or significant changes in the business environment, our risk management may not be effective in some cases. We operate in a wide variety of businesses and geographic areas, and if we are unable to effectively manage new or existing risks, our financial condition and results of operations could be adversely affected.

(8) Other operational risks

The conduct of our various businesses entails many types of operational risks in addition to those mentioned above. Examples include inappropriate sales practices; inadequate handling of clients’ complaints; failures of information security including the divulging of confidential or personal information; inadequate internal communication of necessary information; misconduct of officers, employees, agents, franchisees, trading associates or third parties; errors in the settlement of accounts breaking and entering; and conflicts with employees concerning labor and workplace management.

Our management attempts to control operational risk and maintain it at a level that we believe is appropriate. Notwithstanding our control measures, operational risk is part of the business environment in which we operate, and we may incur losses at any time due to this risk. Even if we do not incur direct pecuniary loss, our reputation may be adversely affected.

7. Risks related to holding or trading our Shares and ADRs

(1) Rights of shareholders under Japanese law may be different from those under the laws of other jurisdictions

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

(2) It may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors or executive officers, or to enforce against ORIX or those persons’ judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States

ORIX is a joint stock company incorporated in Japan. Most or all of ORIX’s directors and executive officers are residents of countries other than the United States. Although some of ORIX’s subsidiaries have substantial assets in the United States, substantially all of ORIX’s assets and the assets of ORIX’s directors and executive officers are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon ORIX or ORIX’s directors and executive officers or to enforce against ORIX or those persons, in U.S. courts, judgments of U.S. courts predicated upon the civil liability provisions of U.S. securities laws. ORIX has been advised by its Japanese counsel that there is doubt, in original actions or in actions to enforce judgments of U.S. courts, as to the enforceability in Japan of civil liabilities based solely on U.S. securities laws. A Japanese court may refuse to allow an original action based on U.S. securities laws.

The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil or commercial matters. Therefore, if you obtain a civil judgment by a U.S. court, you will not necessarily be able to enforce such judgment directly in Japan.

(3) We expect to be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors

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

(4) If you hold fewer than 10 Shares, you will not have all the rights of shareholders with 10 or more Shares

One “unit” of the Shares is comprised of 10 Shares. Each unit of the Shares has one vote. A holder who owns Shares other than in multiples of 10 will own less than a whole unit (i.e., for the portion constituting fewer than 10 Shares.) The Companies Act imposes significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote. Under the unit share system, a holder of Shares constituting less than a unit has the right to require ORIX to purchase its Shares and the right to require ORIX to sell it additional Shares to create a whole unit of 10 Shares. However, a holder of ADRs is not permitted to withdraw underlying Shares representing less than one unit, which is equivalent to 20 ADSs, and, as a practical matter, is unable to require ORIX to purchase those underlying Shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any size.

(5) Foreign exchange fluctuations may affect the value of our securities and dividends

Market prices for our ADSs may decline if the value of the yen declines against the dollar. In addition, the dollar amount of cash dividends or other cash payments made to holders of ADSs will decline if the value of the yen declines against the dollar.

(6) A holder of ADRs has fewer rights than a shareholder and must act through the depositary to exercise those rights

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

Item 4. Information on the Company

GENERAL

ORIX is a joint stock corporation (kabushiki kaisha) formed under Japanese law. Our principal place of business is at Mita NN Building, 4-1-23 Shiba, Minato-ku, Tokyo 108-0014, Japan, and our phone number is: +81 3 5419 5000. Our general contact URL is https://ssl.orix-form.jp/ir/inquiry_e/ and our corporate website URL is: http://www.orix.co.jp/grp/en. The information on our website is not incorporated by reference into this annual report. ORIX USA Corporation (“ORIX USA”) is ORIX’s agent in the United States, and its principal place of business is at 1717 Main Street, Suite 900, Dallas, Texas 75201, USA.

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

The 1970s saw the gradual maturing of the Japanese leasing industry, and the Japanese economy was adversely affected by the two oil shocks of 1973 and 1979, resulting in reduced growth in capital spending and increased volatility in foreign exchange rates. Despite these difficulties, we continued to grow rapidly by expanding and diversifying our range of products and services to include ship and aircraft leasing along with real estate collateralized loans. Furthermore, in 1972, we established Orient Leasing Interior (renamed ORIX Alpha Corporation in April 1989 and merged with ORIX in April 2011), which concentrated on leasing furnishings and fixtures to retailers, hotels, restaurants and other businesses. We subsequently set up a number of specialized leasing companies to tap promising new markets, including ORIX Auto Leasing Corporation (now ORIX Auto) in 1973 and Orient Instrument Rentals (now ORIX Rentec) in 1976. We established Family Consumer Credit (now ORIX Credit) in 1979, with the aim of entering the consumer finance sector.

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

During the 1980s, we began using mergers and acquisitions to expand operations, investing in Akane Securities (renamed ORIX Securities in March 1995 and merged with MONEX, Inc. in May 2010) and Osaka Ichioka Corporation (integrated into ORIX Interior Corporation in December 2005) to expand our array of financial products and services.

In 1988, we acquired one of the twelve professional baseball teams in Japan, the Hankyu Braves (now ORIX Buffaloes), which has helped raise our name recognition and promote our corporate image. In 1989, we introduced a corporate identity program and changed our name to ORIX Corporation from Orient Leasing Co., Ltd. to reflect our increasingly international profile and diversification into financial services other than leasing. In the 1990s, the Japanese economy experienced a protracted period of industrial stagnation and, in the later half of the decade, instability within the financial sector. Notwithstanding these adverse conditions, we continued to develop and expand our financial activities and products and began to focus our attention on retail operations. For example, in 1991 we entered the life insurance business by establishing ORIX Omaha Life Insurance (now ORIX Life Insurance), and, from 1997, we began to offer ORIX Direct Life Insurance, a new life insurance product offered directly to individual customers. In April 1998, we acquired Yamaichi Trust & Bank, Ltd. (now ORIX Trust and Banking), which has since concentrated primarily on housing loans. Furthermore, with the deregulation of brokerage commissions in May 1999, ORIX Securities began ORIX Online, an Internet-based brokerage aimed at individual investors. We also entered the loan servicing business overseas in 1997 through a joint venture with Bank One Corporation of the United States. The entity that succeeded this joint venture is presently a subsidiary of ORIX USA.

We established our Investment Banking Headquarters in 1999 and have since been attempting to expand our investment banking activities, which include loan servicing, principal investments, corporate rehabilitation and consulting.

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

In July 2009, in line with our strategy of pursuing business alliances with financial institutions for future corporate development, we joined forces with Sumitomo Mitsui Banking Corporation to form the ORIX Credit joint venture. As a result, our shareholding in ORIX Credit decreased from 100% to 49%. Also, in January 2010, we formed a capital alliance with the Monex Group, Inc., pursuant to which we acquired a 22.5% stake of Monex Group, Inc. in exchange for our 100% stake of ORIX Securities.

In 1999, to increase the efficiency of our domestic real estate-related operations, we established our Real Estate Finance Headquarters primarily to engage in real estate-related finance (later transferred to the Investment Banking segment), and ORIX Real Estate Corporation (“ORIX Real Estate”), which focuses on the development, operation and management of real estate in Japan. In October 2010, we transferred the real estate finance business to the Real Estate segment with the aim for improved operational efficiency.

In December 2005, as a part of our business restructuring in the United States, we sold part of our loan servicing business, including primary and master servicing departments and entrusted servicing assets. In January 2006, we entered the investment banking field in the United States with the acquisition of Houlihan Lokey. Houlihan Lokey established operations in Hong Kong and Japan in 2007 and is expanding its financial advisory services across a broad range of operations, including advisory operations and valuation support for cross-border mergers and acquisitions. In May 2010, we acquired RED Capital Group, a U.S.-based company that provides financing for multi-family, senior living and healthcare-related real estate development projects in the United States through programs of the Federal Housing Administration (FHA) and the Federal National Mortgage Association (Fannie Mae). In December 2010, we acquired Mariner Investment Group LLC, a leading independent SEC-registered hedge fund founded in 1992.

STRATEGY

Target Performance Indicators

In our pursuit of sustained growth, we will use the following performance indicators: Net income attributable to ORIX Corporation to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. For the foreseeable future, we will strive to expand profit-earning opportunities in line with increased assets for fee-based and other businesses, pursue increased profitability by replacing assets, and will aim to achieve the medium-term target of around 10% ROE.

Three-year trends in performance indicators are as follows.

		As of March 31,
		2009	2010	2011
Net Income Attributable to ORIX Corporation	(millions of yen)	¥21,924	¥37,757	¥67,275
ROE	(%)	1.80	3.06	5.14
ROA	(%)	0.25	0.47	0.82

Medium- and Long-Term Corporate Management Strategies

We believe that it is vital to respond to changes in the market environment with agility and flexibility. The ORIX Group consists of six business segments (Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business) that represent a wide range of businesses, and Group-wide risk is controlled through a diversified business portfolio. At the same time, ORIX is able to capture profit-earning opportunities from various angles by the Group-wide sharing of information garnered from its wide-ranging domestic and international business and client base.

As for funding, our ratio of funding from financial institutions is kept at around 50%. We maintain a stable funding base with solid relationships with over 200 domestic and international financial institutions together with a high share of long-term debt in the form of bonds.

Going forward, we will continue our pursuit of the mid-term management strategies of increasing the pace of “Finance + Services” and “Embracing growth in emerging markets including Asia” while focusing on expanding operations through business portfolio diversification.

•

Increase the pace of “Finance + Services”. After the occurrence of structural changes in the finance business environment caused by the financial crisis, we have emphasized providing additional high value-added services as such services have been deemed essential for pursuing increased profitability in the finance business. We are already providing “Finance + Services” through our maintenance leasing service and loan servicing operations. We will capitalize on our accumulated Group-wide client base, know-how and expertise to develop new business areas and provide more advanced services.

•

“Embracing growth in emerging markets including Asia”. As significant economic growth is observed in emerging markets, business expansion in Asia, especially China, is vital for company growth. We will embrace growth in these countries by expanding operations capitalizing on local subsidiaries and partner networks we have established in emerging markets including Asia in addition to leveraging our successful investment track record.

We will also further strengthen and enhance our existing operating platform in the deployment of these strategies. In addition, we will create a new operating base by continually developing new products and services and making proposals valued by clients and society.

Corporate Challenges to be Addressed

The operating environment we are currently facing is dramatically changing in line with structural changes in society, such as strong growth of emerging nations together with low growth of developed nations, contraction of the financial markets, new financial regulations and global warming. It is vital for the ORIX Group to continue to maintain and develop a business structure that can flexibly and swiftly adapt to such a rapidly changing operating environment. Specifically, we will adapt to the changing operating environment by taking the following steps:

•	Further advancement of risk management;

•	Pursue transactions that are both socially responsible and economically viable; and

•	Create a fulfilling workplace.

•

Further advancement of risk management. We will seek to further enhance the thorough and transparent monitoring and control of each business in accordance with its characteristics while diversifying our businesses based on increasing the pace of “Finance + Services” and “Embracing growth in emerging markets including Asia” in line with the changing operating environment. We will also strive to strengthen financial stability.

Pursue transactions that are both socially responsible and economically viable. We will pursue transactions that are socially responsible from a compliance and environmental standpoint, while providing products and services that are valued by our clients and improving our profitability.

Create a fulfilling workplace. We will focus on our strength as a global organization to create a fulfilling work environment for all of our employees regardless of nationality, age, gender, background or type of employment.

PROFILE OF BUSINESS BY SEGMENT

Our reportable segments are based on ASC 280-10 (“Segment Reporting”). For a discussion of the basis for the breakdown of segments, see Note 32 in “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for the years ended March 31, 2009, 2010 and 2011.

	Years ended March 31,
	2009	2010	2011
	(In millions of yen)
Corporate Financial Services	¥(10,702)	¥(18,983)	¥10,247
Maintenance Leasing	28,015	23,307	26,203
Real Estate	59,185	138	54
Investment Banking	(74,217)	(2,848)	13,000
Retail	9,573	31,104	23,777
Overseas Business	20,066	37,142	45,639

Total segment profits	31,920	69,860	118,920

Difference between segment total and consolidated amounts	(19,885)	(15,267)	(26,955)

Total Consolidated Amounts	¥12,035	¥54,593	¥91,965

Each of our segments is briefly described below.

BUSINESS SEGMENTS

As of April 1, 2008, ORIX reorganized its businesses into six segments to facilitate strategy formulation, resource allocation and portfolio balancing at the segment level. These six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business. Management believes that organizing our business into large strategic units allows us to maximize our corporate value by identifying and building strategic advantages vis-à-vis anticipated competitors in each area and by helping the ORIX Group achieve competitive advantages.

An overview of operations, operating environment and operating strategy for each of the six segments follows.

Corporate Financial Services

Overview of Business Strategies

•	Increase the pace of “Finance + Services”

•	Expand the client base through strengthened cooperation with ORIX Auto and ORIX Rentec

•	Capture new business opportunities presented by the changing environment

Overview of Operation

The Corporate Financial Services segment has its origin in the leasing business developed at the time of ORIX’s establishment in 1964, and even today this segment serves as the foundation for the entire ORIX Group.

Operating through a nationwide network of 81 offices, ORIX provides capital through loans and leasing for capital investment and other needs to its core customer base of domestic small and medium enterprises (“SMEs”). In order to maximize synergies, the Corporate Financial Services segment functions as the central point of contact for the entire ORIX Group in responding to needs of other segments, including business succession and overseas business development.

In addition to lending and leasing, this segment includes environment and energy business, commercial facility development and rental business, a department specializing in construction equipment. By promoting cross-functional tie ups with domestic and overseas segments, this segment provides services backed by high expertise to its customers nationwide.

Operating Environment

The business environment of SMEs, the segment’s core client base, is expected to remain severe in the short-term due to direct and indirect effects of the Great East Japan Earthquake such as plant and equipment damage and low production levels due to rolling blackouts. However, some movement toward recovery is seen depending on industry and scale of the company.

For example reconstruction demand such as investment in construction is anticipated, and there is potential for increased investment in power-saving, private power generation and renewable energy business, particularly solar power.

Operating Strategy

Sales personnel in the Corporate Financial Services segment develop and deliver optimal solutions based on a deep understanding of their customers including their specific needs and management issues, gained through day-to-day transactions, and supported where necessary by team efforts centered around the ORIX Group’s high levels of expertise.

As a sales platform for the Group, this segment seeks to expand its client base while continuing to strengthen cooperation with Group companies with specialist expertise. ORIX will increase the pace of its “Finance + Services” strategy by leveraging the Group’s high level of expertise such as the know-how accumulated through the diversification of the automobile and rental businesses, the provision of credit and servicing functions, and the competitive life insurance operation to discover new business opportunities in response to client needs.

Furthermore, we have developed a framework to swiftly provide solutions for client needs by collecting and sharing successful case studies through the Group’s nationwide network. We also expect to capitalize on our overseas network and over 40 years of international operations experience to respond to the increasingly complex and diverse needs of our clients.

In addition, as an offshoot to this segment’s leasing business, which includes the collection and disposal of end-of-lease assets, we have been involved in the environment and energy-related business for more than ten years. The segment has been promoting the usage of energy-saving measures and renewable energy in addition to making waste disposal and recycling related proposals. Furthermore, we will enhance our pursuit of new opportunities in the environment and energy fields in light of the change in social structure and awareness as a result of the recent earthquake.

This segment will continue to build a diversified, quality asset base by capitalizing on its nationwide sales network and responding to the needs of its broad clientele.

Maintenance Leasing

Overview of Business Strategies

•	Continue Group-wide sales activities

•	Expand high value-added services

•	Improve profitability by streamlining operations and controlling costs

Overview of Operation

This segment consists of ORIX’s automobile and rental operations, both of which possess an extremely high level of expertise.

The automobile leasing business began in 1973, with automobile rentals starting in 1985 and expanding to include car sharing in 2002. Automobile leasing operations started by offering leases including maintenance to corporate clients, and today provides a complete range of specialized vehicle maintenance outsourcing services requiring increased expertise such as solutions that meet clients’ compliance, environmental and safety management needs. This segment also offers a wide range of services both to corporate and individual clients.

ORIX entered the rental business in 1976 with the leasing of precision measuring equipment to corporate clients. Today, the rental business covers a broad range of services, including IT-related equipment rentals, technical support, sales of software packages, calibration and asset management.

Operating Environment

The severe operating environment of the domestic corporate automobile operations is expected to continue due to sluggish demand from a continued decrease in automobile investment and cost reductions in addition to a trend toward using smaller automobiles. However, business opportunities are increasing in line with changes in corporations attitudes toward vehicle management.

In particular, need for vehicle maintenance and administrative cost reductions has increased among corporations, as has interest in areas such as compliance and safety management. Furthermore, we expect that heightened awareness of environmental issues will stimulate demand for leasing services for hybrid vehicles. An increase is also expected in the number of car sharing participants.

Although, signs of a full recovery of corporate capital expenditures are yet to be seen, the competitive landscape in the domestic precision measuring equipment rental market is relatively stable, due to comparatively high barriers to entry caused by the need for significant initial investment and the difficulty in obtaining personnel with specialized know-how.

Going forward, IT investment by client companies will shift from hardware ownership to hardware use as a part of IT service as the market continues to pursue reduced system operating costs and the flexible cloud computing market continues to grow. In addition, increased needs related to backup systems for business continuity in the event of a disaster are predicted as a result of the earthquake.

Operating Strategy

The Maintenance Leasing segment will cultivate new clients and provide new services to meet their needs through the continuation of Group-wide sales activities.

In the automobile leasing business, the segment will combine leasing, automobile rental and car sharing to provide optimal and low-cost vehicle solutions. As of March 31, 2011, the number of automobiles under management totaled approximately 870,000.

The corporate automobile leasing operation provides solutions based on compliance, environmental response and safety management. One example is the corporate automobile leasing operation that achieves complete business process outsourcing based on its high level of expertise and reliable operational quality. Additionally, ORIX Telematics Service offers vehicle dispatch control, a service that reduces fuel consumption, promotes efficient vehicle use and takes client employee safety into consideration through consultations based on analysis of a broad spectrum of driving data. Promotion of this type of high value-added fee business in addition to the asset business such as leasing and automobile rental increases fee revenues and differentiates ORIX from other companies. In addition, we aim to streamline operations and enhance cost control to maintain profitability and competitiveness.

We continue to promote products such as My Car Lease, automobile rentals and car sharing to retail clients. Especially in the car sharing business, we will seek to increase the number of members by strengthening relationships with local authorities, railway companies, parking lot operators and public transportation systems.

In the rental business, we will continue to focus on maintaining our high market share while providing a broad scope of solutions, including technical support, sales of software packages, calibration and asset management. We will expand our services to include the rental of medical and environmental analytic equipment, and establish a base of SME clients by capitalizing on our Group network, centering on the Corporate Financial Services segment. As of March 31, 2011, the rental business owned more than 780,000 units of rental equipment spanning about 29,000 types.

Real Estate

Overview of Business Strategies

•	Expand business based on the real estate value chain

•	Realize balanced growth by expanding the stable revenue base

•	Enhance the asset management business to expand fee-business and promote joint investment with outside investors

Overview of Operation

The Real Estate segment began with corporate dormitory rental operations in 1986, and started developing residential condominiums in 1993. Real estate operations gained momentum with the establishment of ORIX Real Estate in 1999 and the start of the real estate finance business including non-recourse lending in the same year. Today, the ORIX Group is involved in development and leasing of properties, such as office buildings and commercial facilities; residential condominium development and operation of hotels, golf courses, training facilities and senior housing; asset management and administration; and real estate finance.

Operating Environment

Despite trends of recovery in the residential condominium market such as contract completion rates surpassing the key benchmark level of 70% in the Tokyo and Osaka metropolitan areas, worsening consumer sentiment resulting from the earthquake is cause for concern.

Vacancy rates have increased and rental rates are decreasing in the office building market as a result of new buildings supplied to the market. The impact of the earthquake must also be taken into consideration, and it is difficult to forecast when market conditions will hit bottom.

The scale of the real estate finance market shrank as a result of a decrease in investor risk appetite and significant decline in real estate transactions due to the effects of the global economic slowdown that was triggered by the Lehman shock in September 2008. However, financial institutions’ stance toward lending is improving.

Operating Strategy

Even in a sluggish real estate market, we expect to secure stable revenue sources by managing and reducing business risks through capitalizing on our expertise in the areas of diversified small and medium-sized property investment, cash flow focus and risk sharing with business partners through joint ventures.

This segment will capitalize on and further expand its wide-ranging real estate-related expertise to increase the value of its held assets while promoting the provision of new value. The segment will also aim to make full use of its value chain through such means as joint investments with outside investors. Furthermore, we aim to realize balanced growth by controlling asset size and by swiftly establishing a stable revenue base through the further pursuit of businesses such as the real estate operating business that are not directly influenced by the real estate market.

In the real estate development and rental business, we will strive to improve occupancy rates and rental income by leveraging the characteristics of our small and diversified rental property portfolio and leasing capabilities. Although real estate transactions have not seen a full-scale recovery, we will pursue various exit strategies such as sales to overseas investors to promote asset turnover.

In the residential condominium development business, we have reduced our supply since the second half of 2007, ahead of our competitors. We are now carefully researching the market as customer demand recovers and will focus on those condominiums mainly within a price range that meets customer needs.

In our facilities operation business, we will establish a unique position in the market by developing a wide range of unique services in response to diversified needs and aging customers. We will continue to diversify our customer base and increase profitability by setting a clear customer target and concept for each operating facility including Japanese inns, golf courses and aquariums.

The asset management business targets increased fee-based revenue by addressing asset management needs outside the Group in addition to managing Group assets.

The real estate finance business will continue to take its project-by-project approach. It will reduce asset levels by actively monitoring the terms and conditions as well as backing assets for each project and maximizing collections.

We will also create new value by promoting large-scale projects such as the North Yard, a redevelopment project next to Osaka Station.

Investment Banking

Overview of Business Strategies

•	Capitalize on high-quality servicer function with a large market share for CMBS-related profit opportunities and strengthen the corporate rehabilitation business

•	Exit from existing investments and capture opportunities for new investments

Overview of Operation

This segment consists of a venture capital business established in 1983; a loan servicing business that invests in non-performing loans and CMBS management and collection, which was established in 1999; a principal investment business initiated in 2000; a securities brokerage; and a mergers and acquisitions and financial advisory business established in 2003.

Operating Environment

The global financial crisis triggered a significant change in the operating environment surrounding the Investment Banking segment. Japan’s economic recovery has been slow and uncertainties in the financial and capital markets are expected to continue. Therefore, investments need to be stringently selected.

Opportunities for investment in non-performing loans are limited as financial institutions continue to reduce their disposals of large-scale assets. However, investment opportunities are expected to arise as foreign corporations withdraw from Japan, funds are divested and the selection and concentration of companies accelerates.

The domestic M&A market has seen a reduction in the number of transactions, reflecting the uncertain economic outlook and the impact of the financial crisis; however, this trend is starting to subside. As listed companies undertake restructuring and engage in strategic de-listing of subsidiaries, and as SMEs undergo business succession, the use of M&A as a corporate management strategy has become increasingly widespread in Japan. We see this as an opportunity to promote our financial advisory services and other corporate advisory services.

Operating Strategy

The Investment Banking segment is focusing on preserving and enhancing the value of existing loans and portfolio companies while taking advantage of investment opportunities presented by the changing environment.

In Japan, we believe there are business opportunities related to CMBS loans reaching maturity. ORIX Asset Management & Loan Services Corporation (OAMLS) has expertise in financial arrangement and servicing and a wide ranging information network through its servicing business, and capitalizing on these strengths, we will take advantage of opportunities to further expand our fee-based business by acting as an intermediary in the sales of collateralized properties and as a special servicer.

This segment will provide management support such as business succession and corporate rehabilitation (restructuring, transfer and funding arrangement) to our wide range of clients. We will also be actively involved in developing promising businesses as an investor in addition to the provision of services. For example, we provide joint investment arrangements and offer an investment platform acquired through our relationships forged with both domestic and overseas investors, in addition to pursuing investment in cross-border companies that are expanding into Asia.

We are also considering offering certain of our domestically-developed, solution-oriented businesses to financial institutions overseas, especially Asia, including NPL investment, corporate rehabilitation. Fund management and joint operations of corporate rehabilitation support through a capital alliance with a financial institution.

We aim to improve the corporate value of our existing investments by capitalizing on our characteristic hands-on approach while at the same time pursuing exit strategies. This segment is also constantly considering expansion and supplementation of its functions through such means as M&A.

Retail

Overview of Business Strategies

•	Life Insurance: Develop distinctive “third sector” (medical and cancer insurance) products, expand agencies channel and raise business efficiency

•	Trust and Banking: Enhance corporate customer platform and build a well-balanced portfolio

Overview of Operation

This segment consists of the life insurance business, the trust and banking business, and the card loan business operated by an affiliate. ORIX Life Insurance was founded in 1991 and operates mainly through representative agencies and mail order sales. ORIX Trust and Banking started in 1980 with housing loans and is also engaged in corporate lending and other services. ORIX entered the card loan business with ORIX Credit in 1979, which is currently being managed as a joint venture with Sumitomo Mitsui Banking Corporation pursuant to an alliance established in July 2009.

Operating Environment

In the domestic life insurance market, the number of individual insurance policies has continued to decrease, with demand for traditional life insurance products particularly sluggish. On the other hand, customer need for distinctive “third sector” products, i.e., products centered on medical and cancer insurance have been growing. A rapid succession of “third sector” product introductions by various companies has intensified competition. Moreover, sales channels have diversified with the availability of complete clearance of insurance sales at bank counters, the arrival of pure-internet-play insurance companies, and an increased number of retail stores. The investment environment continues to be one where it is difficult to secure yields, as the long-term interest rate remains low.

In the banking industry, deposits have continued to grow as savings have continued to attract stability-oriented individuals. Meanwhile, demand for corporate capital expenditure is weak and need for capital continues to falter. However, even in a stagnant real estate market, capital demand for individual investors remains firm in the market for investment rental condominium units, the backbone of the housing loan business, which continues to perform strongly.

In the card loan market, a change in business models is required as the upper limit on interest rates has been lowered and a ceiling on total debt has been created.

Operating Strategy

This segment will maintain its strategy of developing new markets for individuals by offering products and services that provide a high level of customer satisfaction and by increasing its unique expertise and efficiency in niche markets.

ORIX Life Insurance, which concentrates mainly on developing and selling products for individuals, has experienced a substantial increase in the number of policies in force. ORIX Life Insurance will continue to enhance its product lineup by developing products that meet the needs of its customers, such as its cancer insurance “Believe,” which was originally introduced to the individual market in March 2010, and its medical insurance “Cure,” introduced in September 2010. Additionally, ORIX Life Insurance enhanced convenience and low insurance premiums that customers demand in May 2011 with the launch of an internet-based insurance application service and the release of “Bridge,” a term insurance policy available only online. The importance of the insurance business to the overall ORIX Group has been dramatically increasing and going forward, we will expand our operations by strengthening agent sales channels, and fortify our foundation by increasing business efficiency.

In line with its business expansion, ORIX Trust and Banking is steadily increasing deposits through “e-Direct Deposits,” internet-based fixed deposits for retail customers and corporate deposits. In March 2011, the deposit balance (including negotiable deposits) exceeded 1 trillion yen for the first time. On the lending side, in addition to the housing loan business, we have been seeking to establish a well-balanced loan portfolio by launching the corporate lending business in 2009, cultivating a new customer base and strengthening our relationship with trusted clients. Going forward, ORIX Trust and Banking will seek to differentiate itself from other banks by further increasing its transactions with SMEs and offering consulting services that leverage the ORIX Group’s collective strength.

ORIX Credit, which handles the card loan business, seeks to expand its business utilizing Sumitomo Mitsui Financial Group’s business platform, focusing on its “ORIX VIP Loan Card.”

Overseas Business

Overview of Business Strategies

•	United States: Expand “Finance + Services” centered on asset management based on a high level of expertise

•	Asia: Capitalize on ORIX’s network to embrace growth in emerging markets such as Asia.

•	Find highly profitable transactions in China based on alliances with local partners

Overview of Operation

Since expanding to Hong Kong in 1971, ORIX has built a broad overseas network spanning the United States, Asia and the Pacific, the Middle East, North Africa and Europe. Main operations include equipment leasing, automobile leasing, corporate financial services, ship- and aircraft-related operations, real estate-related operations and investment banking operations such as principal investment, investment in non-performing loans, investment in securities, M&A advisory and fund operation.

Operating Environment

The U.S. economy is headed toward recovery due to government stimulus measures. However, caution is still necessary as unemployment levels have remained high and recovery in consumer spending and the housing market still faces challenges. The U.S. financial market will continue to de-leverage as the high leverage financial business model has collapsed.

In Asia, where we have extensive business operations, the economies of emerging countries have recovered rapidly despite the effects of the global financial crisis and are on a track for further growth. As a result of high economic growth in recent years, Asia’s economy has reached the stage where it consumes a wide range of products and services from developed countries such as Japan, which should lead to various business opportunities. China is a particularly attractive country in terms of economic scale and has garnered global attention as a promising market despite structural problems such as inflation and widening domestic economic disparity.

Operating Strategy

In the United States, we are engaged in corporate finance in addition to investment banking operations such as investments in CMBS and municipal bonds, advisory and enterprise valuation, loan structuring and servicing and fund management. The expertise we have been able to accumulate in the United States has allowed us to expand our profits even in the midst of the economic turmoil.

Investment banking operations are carried out by Houlihan Lokey, which has maintained a strong reputation in the United States for decades in financial advisory services, financial opinion services and financial restructuring services. In addition, in May 2010 we acquired RED Capital Group, a company that arranges specialty loans for real estate companies and obtains fees through loan servicing, and, in December 2010, we acquired Mariner Investment, a major independent hedge fund manager. Both companies are quintessential examples of capturing fee revenues without using the balance sheet, and will increase profitability by expanding their services going forward. Also, we are evaluating the possibility of re-entering the Latin American market through this segment to seek business opportunities by leveraging the experience with a local business partnership developed from 1970 until 2000.

In Asia, Oceania, the Middle East and Europe, we continue to secure stable revenues based on our platform of leasing, lending and other financial services closely tied to local communities, and will provide high value-added services from expertise accumulated in Japan and overseas. In Asia, we will embrace the growth in the region by providing various services such as maintenance leasing that match the stage of growth and needs of each country in addition to the stable growth of the existing leasing business. Especially in China, where the market is booming, we will continue to cultivate trusted clients and business partners and focus on various high profitability investments such as finance, automobiles, ships and aircraft, capitalizing on the Greater China network, including Taiwan and Hong Kong, primarily through our Chinese headquarters, which we established in December 2009.

We are also working to further promote our business and capitalize on our global network by supporting Japanese companies looking to move into overseas markets and foreign companies entering Japan and through joint investments in Japanese real estate with overseas investors.

DIVISIONS, MAJOR SUBSIDIARIES AND AFFILIATES

A list of major subsidiaries can be found in Exhibit 8.1.

CAPITAL PRINCIPAL EXPENDITURES AND DIVESTITURES

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

In general, we seek to expand and deepen our product and service offerings and enhance our financial performance by pursuing acquisition opportunities. We are continually reviewing acquisition opportunities, and will selectively pursue such opportunities. We have in the past deployed a significant amount of capital for acquisition activities, and expect to continue to make investments, on a selective basis, in the future. For a discussion of certain of our past acquisitions, see “Item 4. Information on the Company—Corporate History.”

PROPERTY, PLANT AND EQUIPMENT

Because our main business is to provide diverse financial services to our clients, we do not own any material factories or facilities that manufacture products. We have no plans to build any factories that manufacture products.

The following table shows the book values of the primary facilities we own, which include three office buildings, one training facility and one waste disposal facility.

	As of March 31, 2011
	Book Value	Land Space(1)
	(In millions of yen)	(In thousands of m²)
Office building (Shiba, Minato-ku, Tokyo)	¥37,221	2
Office building (Tachikawa, Tokyo)	22,552	5
Office building (Roppongi, Minato-ku, Tokyo)	11,464	1
Training facility (Funabashi, Chiba)	10,859	3
Industrial waste disposal facility (Yorii, Saitama)	12,802	—

(1)	Land space is provided only for those facilities where we own the land.

In addition to these major facilities, we have built a new regional headquarters in Osaka that allows us to manage our Osaka operations from a single location, and started moving in from April 2011. Although there are presently no other material plans to construct or improve facilities, we may build or acquire additional offices or make improvements to existing facilities if we believe the expansion of our business so warrants.

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥102,403 million as of March 31, 2011.

As of March 31, 2011, net book value of equipment held for operating leases amounted to ¥1,270,295 million, which consists of ¥624,958 million of transportation equipment, ¥176,304 million of measuring and information-related equipment, ¥836,953 million of real estate and ¥19,152 million of others, before accumulated depreciation. Accumulated depreciation on the operating leases was ¥402,697 million as of the same date.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

Our business does not materially depend on the supply of raw materials.

PATENTS, LICENSES AND CONTRACTS

Our business and profitability are not materially dependent on any patents or licenses, industrial, commercial or financial contracts, or new manufacturing processes.

BUSINESS REGULATION

ORIX and its group companies in Japan are incorporated under and our corporate activities are governed by the Companies Act. However, ORIX and its group companies are involved in diverse businesses in overseas jurisdictions including in Asia, North America and Middle East, and are therefore subject to various regulations and supervision in each jurisdiction in which they operate, including but not limited to regulations relating to business and investment approvals, anti-trust, anti-bribery, consumer and business taxation, foreign exchange controls, intellectual property and personal information protection.

The next section describes the laws and regulations of our business in Japan and the United States, our largest area of operation outside Japan.

JAPAN

There is no general regulatory regime which governs the conduct of our direct financing lease and operating lease businesses in Japan, although various laws regulate certain aspects of particular lease transactions, depending on the type of leased property.

The major regulations that govern our businesses are as follows:

Moneylending Business

ORIX and certain of our group companies are engaged in the moneylending business in Japan. The moneylending business is regulated by the Interest Rate Restriction Act, the Acceptance of Contributions Law, the Deposit Interest Law and the Moneylending Business Act. The Moneylending Business Act requires that all companies engaged in moneylending business register with the Prime Minister and the relevant prefectural governors. Registered moneylenders are regulated by the Financial Services Agency (“FSA”), and are required to report to or notify the FSA, providing certain documents such as their annual business reports. Accordingly, pursuant to the Moneylending Business Act, ORIX and certain of our group companies register with the Prime Minister and various prefectural governors and provide the necessary reporting and notification to the FSA. The FSA has the power to issue business improvement orders to suspend all or part of a business’s activities, or to revoke the registration of a moneylender that has violated the law. In addition, in December 2006, laws related to the moneylending business were amended for the purpose of enhancing borrower protection. The amendments have tightened regulations by, among other things, reducing the maximum interest rate and introducing limits on the maximum amount of money that may be loaned to individuals. These amendments have come into effect over a period of time and as of June 2010 have been fully implemented.

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

Car Rental Business

ORIX Auto is registered with the MoLIT under the Road Transportation Law to engage in the car rental business in Japan and is subject to the requirements of this law and is licensed by the Minister of MoLIT.

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

Financial Instruments Exchange Business

Certain businesses conducted by ORIX and our group companies in Japan are governed by the Financial Instruments and Exchange Act, the main purpose of which is to establish comprehensive and cross-sectional protection for investors. “The financial instruments business” as defined in the Financial Instruments and Exchange Act has four classifications, depending on the type of business; (1) First Class Financial Instruments Exchange Business, (2) Second Class Financial Instruments Exchange Business, (3) Investment Management Business, and (4) Investment Advisory and Agency Business. All companies engaged in such businesses are required to register with the Prime Minister, and thereby are designated “registered financial instruments traders.” Along with the registered financial instruments traders, the companies engaged in the financial instruments intermediary business, which is also governed by the Financial Instruments and Exchange Act, are regulated by the FSA and are required to file certain reports or notifications with the FSA. The FSA has the power to order improvement of a business, or suspension of a part or the whole of a business, or to revoke the registration of such a trader that has violated the law. Business regulations applicable to ORIX and our group companies are as follows:

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

(3) Investment Management Business

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

(4) Investment Advisory and Agency Business

ORIX Investment and ORIX Real Estate Investment Advisory are registered with the Prime Minister under the Financial Instruments and Exchange Act to engage in the investment advisory and agency business.

(5) Financial Instruments Intermediary Business

The financial instruments intermediary business that we conduct is also regulated by the Financial Instruments and Exchange Act. ORIX is registered with the Prime Minister under the Financial Instruments and Exchange Act to conduct business as a financial instruments intermediary.

Banking and Trust Business

ORIX Trust and Banking (“OTB”) is licensed by the Prime Minister to engage in the banking and trust business and is regulated under the Banking Act and the Act on Provision, etc. of Trust Business by Financial Institutions. The Banking Act governs the general banking business and the Act on Provision, etc. of Trust Business by Financial Institutions and the Trust Business Act govern the trust business. Our trust contract agency business is also governed by the Trust Business Act, and we are registered with the Prime Minister to engage in the trust contract agency business. In addition, under the Banking Act, any entity that attempts to obtain voting rights in a bank at or above a specified threshold must receive permission from the Prime Minister. ORIX has received such permission as a major shareholder of OTB.

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

Waste Management

ORIX Environmental Resources Management and Funabashi Environmental provide waste management services regulated by the Waste Management and Public Cleansing Act.

ORIX Environmental Resources Management has permission under the Waste Management and Public Cleansing Act (i) from the governor of Saitama Prefecture for “the installation of an industrial waste disposal facility” acting as an “industrial waste disposal contractor” and a “specially controlled industrial waste disposal contractor” in “the installation of a municipal solid waste disposal facility” and (ii) from the mayor of Yorii Town to act as a “municipal solid waste disposal contractor.”

Also, Funabashi Environmental has permission under the Waste Management and Public Cleansing Act: (i) to engage in “the installation of an industrial waste disposal facility” within Chiba Prefecture, (ii) from each governor of Tokyo and six other prefectures and also from the mayors of eight major cities in the Kanto region to act as a “Collection and Transportation of an industrial waste disposal collector” and (iii) from the mayor of Funabashi City to engage in the business of “industrial waste disposal contractor.”

Regulation on Share Acquisitions

Certain activities of ORIX and our group companies are regulated by the Foreign Exchange and Foreign Trade Law of Japan and regulations promulgated thereunder (the “Foreign Exchange Regulations”).

Under the Foreign Exchange Regulations, ORIX and certain of our group companies in Japan are regulated as “residents” conducting “capital transactions” or “foreign direct investments.” If foreign shareholders hold 50% or more of ORIX’s shares, ORIX and these group companies will be regulated as “foreign investors” conducting “inward direct investment.”

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

The SEC and various state agencies regulate the issuance and sale of securities and the conduct of broker-dealers, investment companies and investment advisers in the United States. ORIX USA’s majority-owned subsidiaries, Houlihan Lokey Howard & Zukin Capital, Inc., Houlihan Lokey Howard & Zukin Financial Advisors, Inc., are a registered broker-dealer and a registered investment adviser, respectively, and as such, are regulated by the SEC. Similarly, ORIX USA’s majority-owned subsidiary, Mariner Investment Group, LLC (“Mariner”) has an affiliated limited purpose broker-dealer, Mariner Group Capital Markets, Inc. (“MGCM”). Both Mariner and MGCM are registered and regulated by the SEC. MGCM’s primary regulator is Financial Industry Regulation Authority (“FINRA”). ORIX USA’s majority-owned subsidiary, Red Capital Group, LLC has a subsidiary, Red Mortgage Capital, LLC, that is registered as a broker-dealer and regulated by the SEC. ORIX USA and its other subsidiaries are not subject to these regulations but must comply with U.S. federal and state securities laws.

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

In May 2010 ORIX USA acquired the RED Capital Group, a Columbus, Ohio-headquartered provider of debt and equity capital, as well as advisory services, to the housing, health care and real estate industries. Red Mortgage Capital, LLC, a subsidiary of RED Capital Group is registered as a broker-dealer and regulated by the SEC. In addition, the RED Capital Group and its subsidiaries must comply with rules and regulations administered by the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae), the Department of Housing and Urban Development and the Federal Housing Administration.

In December 2010 ORIX USA acquired MIG Holdings, LLC, the parent company of Mariner. Mariner is registered with the SEC as an investment advisor and is headquartered in Harrison, New York with additional offices in New York City, Boston, London and Tokyo.

Recent disruptions in the U.S. financial markets caused lawmakers and regulators to evaluate the effectiveness of their oversight of the financial services industry, and eventually resulted in the adoption of the Dodd-Frank Wall Street Reform and Consumer Protection act (“Dodd-Frank Act”) by the U.S. Congress in January 2010. Certain regulations promulgated under the Dodd-Frank Act may affect ORIX USA’s business operations.

Outside of the United States, ORIX USA’s majority owned subsidiary, Houlihan Lokey (Europe) Limited (“HL Europe”), is authorized and regulated by the Financial Services Authority in the UK, inter alia, to arrange deals in investments and, to advise on investments by others. HL Europe has also established branches in France and Germany under the provisions of the Markets in Financial Instruments Directive and is regulated by the Bundesanstalt für Finanzdienstleistungsaufsicht in Germany and the Autorité des marchés financiers in France in the conduct of the respective businesses of the branches located in those countries. Mariner Europe Ltd. is authorized and regulated by the Financial Services Authority and as such is subject to minimum regulatory capital requirements. Mariner Europe Ltd. is categorized as a limited license firm by the FSA for capital purposes. It is an investment management firm. Other such majority-owned subsidiaries include Houlihan Lokey (China) Limited, which is licensed to conduct regulated activities by the Securities and Futures Commission in Hong Kong.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Table of Contents for Item 5

OVERVIEW

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that our financial condition and results of operations in the future may also be affected by factors other than those discussed here. This discussion should be read in conjunction with “Item 3. Key Information—Risk Factors” and “Item 18. Financial Statements” included in this annual report.

Market Environment

The global economy is in the process of a moderate recovery. However, recovery is occurring at different speeds in different countries. Economic recovery in advanced economies continues to rely on economic stimulus from the government, while developing economies continue to experience strong economic growth. Meanwhile, concerns remain about the effects of rising commodity prices, including the prices for crude oil, which have risen sharply, and lingering fiscal problems in Europe.

The U.S. economy has experienced mild recovery due in part to quantitative easing and tax reductions. Corporate performance is recovering and consumer spending is improving, despite continued weakness in the housing market.

Emerging economies in the Asian region continue to experience stable growth. In China, especially, both domestic and overseas demand is increasing.

The Japanese economy continues to tread water. However, moderate recovery is forecasted from the second half of fiscal 2012 despite direct and indirect effects of the Great East Japan Earthquake, including manufacturing plant and equipment damage, low industrial production levels due to rolling blackouts and concerns about a worsening of consumer sentiment.

Results Overview

Net income attributable to ORIX Corporation increased 78% to ¥67,275 million compared to fiscal 2010 primarily due to a strong performance in the Overseas Business segment and favorable growth in the Retail and Maintenance Leasing segments.

The main factors underlying our performance in fiscal 2011 are outlined below.

Segment profits and losses for fiscal 2011 were as follows. The Real Estate and Retail segments experienced a decrease in profits compared to fiscal 2010, while the Corporate Financial Services, Maintenance Leasing, Investment Banking and Overseas Business segments each recorded increases in profits.

The Corporate Financial Services segment, the core business of the ORIX Group, returned to profitability due to decreased provision for doubtful receivables and probable loan losses and increased fee income.

The Maintenance Leasing segment’s profits increased due to solid revenues from the sales of used automobiles and automobile maintenance.

The Real Estate segment’s profits were flat year on year due to an increase in real estate sales resulting from an increase in the number of condominiums delivered and an increase in operating lease revenues from enhanced leasing, offset by an increase in write-downs on long-lived assets.

The Investment Banking segment returned to profitability due to contributions from gains on the sale of our interest in QB Net Co., Ltd.

The Retail segment experienced a decline in profits due to the absence in fiscal 2011 of gains on sales of subsidiaries in the current year like those recorded in connection with the sales of ORIX Credit and ORIX Securities in fiscal 2010.

The Overseas segment’s profits increased due to contributions from aircraft and automobile operating leases and Red Capital.

The Effects of the Great East Japan Earthquake

Certain assets, including a portion of owned properties, real estate collateral and rental assets, were directly damaged by the Great East Japan Earthquake and subsequent tsunami that occurred on March 11, 2011. As of March 31, 2011, we estimate our total exposure in Iwate, Miyagi and Fukushima prefectures to be about 2% of our total assets, or approximately ¥150 billion, primarily comprised of direct financing lease assets, installment loans, operating lease assets and real estate in operation.

As a result of the earthquake and tsunami, we recorded increased provision for doubtful receivables and probable losses on direct financing lease assets and installment loans of approximately ¥4 billion and a loss on the disposal and decreased revenues of operating lease assets and real estate in operation of approximately ¥1 billion. However, we consider the impact of the earthquake and tsunami on performance for fiscal 2011 to be limited. For more information on the effects of each segment, see “Item 5. Operating and Financial Review and Prospects—Segment Information.”

In the near term, we expect increased provision for assets in the areas affected by the earthquake, a decrease in new contracts for automobile leasing and rentals due to disruptions of automobile supplies and a decrease in real estate-related revenues due to worsening consumer sentiment. However, moderate recovery of the Japanese economy is forecasted from the second half of fiscal 2012, and ORIX Group believes that the negative effects can be reduced by providing additional high value-added “Finance + Services.”

FAIR VALUE MEASUREMENTS

We have adopted ASC 820-10 (“Fair Value Measurements and Disclosures”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

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

ASC 820-10 differentiates between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). We measure mainly trading securities, available-for-sale securities, certain investment funds and derivatives at fair value on a recurring basis.

The following table presents recorded amounts of major financial assets measured at fair value on a recurring basis as of March 31, 2011:

	March 31, 2011
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In millions of yen)
Financial Assets:
Trading securities	¥71,991	¥763	¥71,228	¥—
Available-for-sale securities	883,410	74,914	492,820	315,676
Other securities	10,023	—	10,023	—
Derivative assets	22,985	1,306	18,497	3,182

Total	¥988,409	¥76,983	¥592,568	¥318,858

Financial Liabilities:
Derivative liabilities	¥42,076	¥977	¥40,863	¥236

Total	¥42,076	¥977	¥40,863	¥236

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 are particularly sensitive because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.

As of March 31, 2011, financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) and the percentages of total assets were as follows:

	March 31, 2011
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)
	(In millions of yen, except percentage data)
Level 3 Assets and liabilities:
Available-for-sale securities	¥315,676	4
Corporate debt securities	2,573	0
Specified bonds issued by SPEs in Japan	222,314	3
CMBS and RMBS in the U.S., and other asset-backed securities	90,789	1
Derivative assets and liabilities (net)	2,946	0
Options held/written, caps held and other	3,134	0

Credit derivatives held/written	(188)	0

Total Level 3 financial assets and liabilities (net)	¥318,622	4

Total assets	¥8,581,582	100

As of March 31, 2011, the amount of financial assets and liabilities (net) classified as Level 3 was ¥318,622 million, among financial assets and liabilities (net) that we measured at fair value on a recurring basis. Level 3 assets and liabilities (net) represent 4% of our total assets.

Available-for-sale securities classified as Level 3 are mainly mortgage-backed and other asset-backed securities, including specified bonds issued by special purpose entities (SPEs) in Japan and CMBS and RMBS in the United States. Specified bonds issued by SPEs classified as Level 3 available-for-sale securities were ¥222,314 million as of March 31, 2011, which is 70% of Level 3 available-for-sale securities. We classified the specified bonds as Level 3 because we measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly, to measure their fair value we use a discounted cash flow model that incorporates significant unobservable inputs as further discussed below.

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

With respect to the CMBS and RMBS in the United States, we judged that the market had become inactive because there were few recent transactions and because brokers quotes or pricing evaluation from independent pricing service vendors for these securities were not available. As a result, we established internally developed pricing models (Level 3 inputs) using valuation techniques such as present value techniques in order to estimate fair value of these securities and classified them as Level 3. Under the models, we use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

In determining whether a market is active or inactive, we evaluate various factors, such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors.

The following table presents a reconciliation of financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during fiscal 2011:

	Year ended March 31, 2011
	Balance at March 31, 2010	Gains or losses (realized / unrealized)			Purchase, sales and settlements (net)	Transfers in and/or out of Level 3 (net)	Balance at March 31, 2011	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2011(1)
		Included in earnings(1)	Included in other comprehensive income	Total
	(In millions of yen)
Trading securities	¥53	¥(26)	¥(2)	¥(28)	¥(25)	¥—	¥—	¥—
Available-for-sale securities	401,804	(6,242)	(3,248)	(9,490)	(33,102)	(43,536)	315,676	(5,848)
Derivative assets and liabilities (net)	493	(206)	—	(206)	—	2,659	2,946	(206)

(1)

Principally, gains and losses from trading securities assets are included in “brokerage commissions and net gains (losses) on investment securities”; available-for-sale securities are included in “write-downs of securities” or “life insurance premiums and related investment income”; and derivative assets and liabilities (net) are included in “other operating revenues /expenses.”

For more information on fair value measurements, see Note 2 of “Item 18. Financial Statements.”

FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY

We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate holdings is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of real estate under operating leases as of the beginning and end of fiscal 2011, as well as the fair value as of the end of fiscal 2011.

Year ended March 31, 2011
Carrying amount(1)
Balance at March 31, 2010	Change amount	Balance at March 31, 2011	Fair value at March 31, 2011(2)
(In millions of yen)
¥ 930,767	¥9,059	¥939,826	¥937,873

(1)	Carrying amounts are stated as cost less accumulated depreciation.
(2)	Fair value is obtained either by appraisal reports by external qualified appraisers, reports by internal appraisal department in accordance with “Real estate appraisal standards,” or by other reasonable internal calculation utilizing similar methods.

Revenue and expense for real estate under operating leases for fiscal 2011 consisted of the following:

Year ended March 31, 2011
Revenue(1)	Expense(1)	Operating income	Income from discontinued operations(2)	Net
(In millions of yen)
¥ 69,710	¥53,685	¥16,025	¥7,520	¥23,545

(1)

Revenue means revenue from leases and gains on sales of real estate under operating leases (less cost of sales), and expense means relevant expense such as depreciation expense, repair cost, insurance cost, tax and duty and write-downs of long-lived assets.

(2)

Income from discontinued operations is income such as gains on sales of real estate under operating leases which we have sold or have decided to sell, without maintaining significant continuing involvement in the operation of the assets.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management’s current judgments. Note 1 of “Item 18. Financial Statements” includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting the estimates may differ significantly from management’s current judgments. We consider the accounting estimates discussed in this section to be critical for us for two reasons. First, the estimates require us to make assumptions about matters that are highly uncertain at the time the accounting estimates are made. Second, different estimates that we reasonably could have used in the relevant period, or changes in the accounting estimates that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. We believe the following represent our critical accounting policies and estimates.

FAIR VALUE MEASUREMENTS

We have adopted the applicable provisions of ASC 820-10 (“Fair Value Measurements and Disclosures”). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, a number of significant judgments, assumptions and estimates may be required. If observable market prices are not available, we use internally-developed valuation techniques, such as discounted cash flow methodology, to measure fair value. These valuation techniques involve determination of assumptions that market participants would use in pricing the asset or liability. This determination involves significant judgment, and the use of different assumptions and/or valuation techniques could have a material impact on our financial condition or results of operations. Significant assumptions used in measuring fair values have a pervasive effect on various estimates, such as estimates of the allowance for real estate collateral-dependent loans, measurement of impairment of investments in securities, measurement of impairment of goodwill and intangible assets not subject to amortization, measurement of impairment of long-lived assets and recurring measurements of investments in securities and derivative instruments. For more discussion, see “Item 5. Operating and Financial Review and Prospects—Fair Value Measurements” and Note 2 of “Item 18. Financial Statements.”

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

In developing the allowance for doubtful receivables on direct financing leases and probable loan losses, we consider, among other things, the following factors:

•	business characteristics and financial condition of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

We individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, we evaluate prior charge-off experience, segmented by industry of the debtor and the purpose of the loans, and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or, if the loan is collateral-dependent, the fair value of the collateral securing the loan. For a non-recourse loan, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loan as such loan is collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as a discounted cash flow methodology. For impaired purchased loans, we develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans. We charge off doubtful receivables when the likelihood of any future collection is believed to be minimal based upon an evaluation of the relevant debtors’ creditworthiness and recoverability from the collateral.

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

For an available-for-sale debt security, we assess whether impairment is other than temporary if the fair value of a debt security is less than its amortized cost basis at the balance sheet date. Under such circumstances, as required by ASC 320-10-35 (“Investments—Debt and Equity Securities—Subsequent Measurement”), an other-than-temporary impairment is considered to have occurred if (1) we intend to sell the debt security; (2) it is more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis; or (3) we do not expect to recover the entire amortized cost basis of the security. In measuring the impairment, if we intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the security’s amortized cost basis and its fair value at the balance sheet date. On the other hand, if we do not intend to sell the debt security and it is more likely than not that we will not be required to sell the security prior to recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into (a) the credit loss component and (b) the non-credit loss component. We recognize the credit loss component of an other-than-temporary impairment of the debt security in earnings and the non-credit loss component in other comprehensive income (loss), net of applicable income taxes.

In making an other-than-temporary impairment assessment for available-for-sale debt securities, we consider all available information relevant to the collectibility of the security, including but not limited to the following factors:

•	duration and the extent to which the fair value has been less than the amortized cost basis;

•	continuing analysis of the underlying collateral, age of the collateral, business climate, economic conditions and geographical considerations;

•	historical loss rates and past performance of similar assets;

•	trends in delinquencies and charge-offs;

•	payment structure and subordination levels of the debt security;

•	changes to the rating of the security by a rating agency; and

•	subsequent changes in the fair value of the security after the balance sheet date.

As for other securities, we recognize an impairment loss in income if the decline in the value of the security is other than temporary.

Determinations of whether a decline is other than temporary often involve estimating the outcome of future events that are highly uncertain at the time the estimates are made. Management’s judgment is required in determining whether factors exist that indicate that an impairment loss should be recognized at any balance sheet date, mainly based on objective factors. In view of the diversity and volume of our shareholdings, the highly volatile equity markets make it difficult to determine whether the declines are other than temporary.

If the financial condition of an investee deteriorates, its forecasted performance is not met or actual market conditions are less favorable than those projected by management, we may charge to income additional losses on investment in securities.

The accounting estimates relating to impairment of investment in securities could affect all segments.

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS NOT SUBJECT TO AMORTIZATION

We test for impairment of goodwill and any intangible assets that are not subject to amortization at least annually. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events or changes occur.

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

The fair value of a reporting unit under the first step and the second step is determined by estimating the outcome of future events and assumptions made by management. Similarly, estimates and assumptions are used in determining the fair value of any intangible asset that is not subject to amortization. When necessary, we refer to an evaluation by a third party in determining the fair value of a reporting unit; however, such determinations are often made by using discounted cash flows analyses performed by us. This approach uses numerous estimates and assumptions, including projected future cash flows of a reporting unit, discount rates reflecting the inherent risk and growth rate. If actual cash flows or any items which affect a fair value are less favorable than those projected by management due to economic conditions or our own risk in the reporting unit, we may charge additional losses to income.

The accounting estimates relating to impairment of goodwill and any intangible assets that are not subject to amortization could affect all segments.

IMPAIRMENT OF LONG-LIVED ASSETS

We periodically perform an impairment review for long-lived assets held and used in operation, including tangible assets, intangible assets being amortized and real estate development projects. The assets are tested for recoverability whenever events or changes in circumstances indicate that those assets might be impaired, including, but not limited to, the following:

•	significant decline in the market value of an asset;

•	significant deterioration in the usage range and method, or physical condition, of an asset;

•	significant deterioration of legal factors or the business environment, including an adverse action or assessment by a regulator;

•	acquisition and construction costs substantially exceeding estimates;

•	continued operating loss or actual or potential loss of cash flows; or

•	potential loss on sale, having a plan of sale.

When we determine that assets might be impaired based upon the existence of one or more of the above factors or other factors, we estimate the future cash flows expected to be generated by those assets. Our estimates of the future cash flows are based upon historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future periods in which future cash flows are expected. As a result of the recoverability test, when the sum of the estimated future undiscounted cash flows expected to be generated by those assets is less than its carrying amount, and when its fair value is less than its carrying amount, we determine the amount of impairment based on the fair value of those assets.

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

INSURANCE POLICY LIABILITIES AND DEFERRED POLICY ACQUISITION COSTS

A subsidiary of ORIX writes life insurance policies to customers. Liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments and medical insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. Our life insurance subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations to adjust recorded liabilities as well as underwriting criteria and product offerings. If actual assumption data, such as mortality, morbidity, lapse rates, investment returns and other factors, do not properly reflect future policyholder benefits, we may establish a premium deficiency reserve.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Periodically, deferred policy acquisition costs are reviewed to determine whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality experience, morbidity, expense margins and surrender charges, which we use to calculate these assumptions, do not properly reflect future profitability, additional amortization may be required.

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

To qualify for hedge accounting, details of the hedging relationship are formally documented at the inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risks that are to be hedged, the derivative instrument and how effectiveness is being assessed. Derivatives for hedging purposes must be highly effective in offsetting either changes in fair value or cash flows, as appropriate, for the risk being hedged and effectiveness needs to be assessed at the inception of the relationship.

Hedge effectiveness is assessed quarterly on a retrospective and prospective basis. Ineffectiveness is also measured quarterly, with the results recognized in earnings. If specified criteria for the assumption of effectiveness are not met at hedge inception or upon quarterly testing, then hedge accounting is discontinued. To assess effectiveness and measure ineffectiveness, we use techniques including regression analysis and the cumulative dollar offset method.

The accounting estimates used to assess hedge effectiveness and measure ineffectiveness could affect our Overseas Business segment.

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

In estimating the projected benefit obligation, actuaries make assumptions regarding mortality rates, turnover rates, retirement rates and rates of compensation increase. In accordance with ASC 715 (“Compensation—Retirement Benefits”), actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, affect expense in future periods.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2011 would decrease or increase, respectively, by approximately ¥854 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2011 would decrease by approximately ¥920 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2011 would increase by approximately ¥1,035 million.

While we believe the estimates and assumptions used in our pension accounting are appropriate, differences in actual results or changes in these assumptions or estimates could adversely affect our pension obligations and future expenses.

INCOME TAXES

In preparing the consolidated financial statements, we make estimates relating to income taxes of the Company and its subsidiaries in each of the jurisdictions in which we operate. The process involves estimating our actual current income tax position together with assessing temporary differences resulting from different treatment of items for income tax reporting and financial reporting purposes. Such differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. When we establish a valuation allowance or increase this allowance during a period, we must include an expense within the provision for income taxes in the consolidated statements of income.

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

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2011.

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

As further described in “Item 4. Information on the Company,” after developing the Japanese leasing market in 1964, we extended the scope of our operations into various types of businesses which have become significant contributors to our consolidated operating results. Our initial leasing business has expanded into the provision of broader financial services, including direct lending to our lessees and other customers. Initial direct lending broadened into diversified finance such as housing loans, loans secured by real estate, unsecured loans and non-recourse loans. Through our lending experience, we developed a loan servicing business and a loan securitization business. Through experience gained by our focusing on real estate as collateral for loans, we also developed our real estate leasing, development and management operations.

Furthermore, we also expanded our business by the addition of securities-related operations, aimed at capital gains and brokerage income. Thereafter, we established and acquired a number of subsidiaries and affiliates in Japan and overseas to expand our operations, such as a trust bank, a life insurance company and a real estate-related company. The Investment Banking Headquarters makes selective equity investments in companies and has been working to meet the needs of companies through recently expanding management buyouts, sales of subsidiaries by large corporations, carve-outs and business successions, in addition to investments in rehabilitation companies.

The diversified nature of our operations is reflected in our presentation of operating results through the categorization of our revenues and expenses to align with operating activities. We categorize our revenues into direct financing leases, operating leases, interest on loans and investment securities, brokerage commissions and net gains (losses) on investment securities, life insurance premiums and related investment income, real estate sales, gains on sales of real estate under operating leases and other operating revenues, and these revenues are summarized into a subtotal of “Total revenues” consisting of our “Operating income” on the consolidated statements of income.

The following is an additional explanation of certain account captions on our consolidated statements of income to supplement the discussion above:

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

Securities investment activities originated by the Company were extended to group companies, such as our U.S. operations. As a result, gains on investment securities have grown and become one of our major revenue sources. With this background, we determined to present gains on investment securities under a separate income statement caption, together with brokerage commissions, because both gains on investment securities and brokerage commissions are derived from our securities operations.

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

Expenses reported under an account caption of other “Operating expenses” are directly associated with the sales and revenues separately reported within other operating revenues. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating income.” We similarly view the provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2011 Compared to Year Ended March 31, 2010” and “Year Ended March 31, 2010 Compared to Year Ended March 31, 2009.”

We have historically reflected write-downs of long-lived assets under “Operating income” as related assets, primarily real estate assets, represented significant operating assets under management or development.

Accordingly the write-downs were considered to represent an appropriate component of “Operating income” derived from the related real estate investment activities. Similarly, as we have identified investment in securities to represent an operating component of our financing activities, write-downs of securities are presented under “Operating income.”

We believe that our financial statement presentation, as explained above, with the expanded presentation of revenues and expenses, aids in the comprehension of our diversified operating activities in Japan and overseas and supports the fair presentation of our consolidated statements of income.

YEAR ENDED MARCH 31, 2011 COMPARED TO YEAR ENDED MARCH 31, 2010

Performance Summary

Financial Results

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except ratios, per share data and percentages)
Total revenues	¥912,294	¥970,110	¥57,816	6
Total expenses	883,584	896,150	12,566	1
Income before income taxes	54,593	91,965	37,372	68
Net income attributable to ORIX Corporation	37,757	67,275	29,518	78
Earnings per share (Basic)	370.52	625.88	255.36	69
(Diluted)	315.91	527.75	211.84	67
ROE	3.06	5.14	2.08	—
ROA	0.47	0.82	0.35	—

Total revenues in fiscal 2011 increased 6% to ¥970,110 million compared to ¥912,294 million in fiscal 2010. Due to the application of new accounting standards starting in fiscal 2011 relating to the consolidation of variable interest entities (VIEs) (see Note 11 of “Item 18. Financial Statements”), VIEs that have become subject to consolidation have increased, and, as a result, interest on loans and investment securities increased compared to fiscal 2010. Meanwhile, real estate sales increased compared to fiscal 2010 due to an increase in units delivered in the condominium business.

Expenses for fiscal 2011 were flat year on year at ¥896,150 million. Interest expense increased compared to fiscal 2010 in line with the application of the above-mentioned new accounting standards related to VIEs. In addition, costs of real estate sales increased compared to fiscal 2010 due to the above-mentioned increase in the number of condominiums delivered, and write-downs of long-lived assets also increased mainly in the real estate segment. However, provision for doubtful receivables and probable loan losses significantly decreased 56% to ¥31,122 million in fiscal 2011 compared to ¥71,529 million fiscal 2010 due to a large decrease in occurrences of non-performing loans. Also, selling, general and administrative expenses decreased as a result of the deconsolidation of ORIX Credit Corporation and ORIX Securities Corporation.

Equity in net income of affiliates increased 101% to ¥16,806 million in fiscal 2011 compared to ¥8,364 million in fiscal 2010, in which a loss was recorded resulting from an affiliate filing for protection under the Corporate Rehabilitation Law. The increase was mainly due to contributions from equity-method affiliates in the Asian region. Also, gains on sales of subsidiaries and affiliates and liquidation losses, net, decreased due to the absence of gains on the sales of ORIX Credit Corporation and ORIX Securities Corporation recorded in fiscal 2010.

As a result of the foregoing, income before income taxes and discontinued operations for fiscal 2011 increased 68% to ¥91,965 million compared to ¥54,593 million during fiscal 2010, and net income attributable to ORIX Corporation increased 78% to ¥67,275 million compared to ¥37,757 million during fiscal 2010.

Balance Sheet data

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen except ratios, per share and percentages)
Total assets	¥7,739,800	¥8,581,582	¥841,782	11
(Segment assets)	6,284,275	6,142,818	(141,457)	(2)
Total liabilities	6,395,244	7,206,652	811,408	13
(Long- and short-term debt)	4,409,835	5,009,901	600,066	14
(Deposits)	853,269	1,065,175	211,906	25
ORIX Corporation Shareholders’ equity	1,298,684	1,319,341	20,657	2
ORIX Corporation Shareholders’ equity per share	12,082.56	12,273.11	190.55	2
ORIX Corporation Shareholders’ equity ratio	16.8%	15.4%	(1.4%)	—
Adjusted ORIX Corporation Shareholders’ equity ratio(1)	17.2%	17.7%	0.5%	—
D/E ratio	3.4x	3.8x	0.4	—
Adjusted D/E ratio(1)	3.2x	3.0x	(0.2)	—

(1)

Adjusted ORIX Corporation Shareholders’ equity ratio and Adjusted D/E ratio are non-GAAP financial measures presented on an adjusted basis which excludes the consolidation of certain assets or liabilities attributable to consolidated VIEs and reverses the cumulative effect on our retained earnings of applying the new accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010. For a discussion of these and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP financial measures, please see “Non-GAAP Financial Measures” under this Item 5.

Total assets in fiscal 2011 increased 11% to ¥8,581,582 million from ¥7,739,800 million on March 31, 2010 primarily due to the application of new accounting standards starting in fiscal 2011 relating to the consolidation of VIEs (see Note 11 of “Item 18. Financial Statements”), which increased the amount of installment loans and investment in direct financing leases as compared to March 31, 2010. Segment assets decreased 2% to ¥6,142,818 million compared to March 31, 2010.

Regarding liabilities, the application of new accounting standards relating to VIEs resulted in an increase in long-term debt compared to March 31, 2010. Furthermore, deposits have increased in accordance with business expansion in the trust and banking business.

ORIX Corporation Shareholders’ equity increased 2% to ¥1,319,341 million primarily due to an increase in Retained earnings compared to fiscal 2010.

While D/E ratio increased year on year from 3.4 to 3.8 due to applying the new accounting standards starting in fiscal 2011 relating to the consolidation of VIEs (see Note 11 of “Item 18. Financial Statements”), Adjusted D/E ratio declined year on year from 3.2 to 3.0.

Details of Operating Results

The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information. See “Item 4. Information on the Company—Profile of Business by Segment.”

Revenues, New Business Volumes and Investments

Direct financing leases

	As of and for the year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥50,004	¥51,320	¥1,316	3
Japan	34,873	36,786	1,913	5
Overseas	15,131	14,534	(597)	(4)
New equipment acquisitions	232,629	351,116	118,487	51
Japan	157,012	232,264	75,252	48
Overseas	75,617	118,852	43,235	57
Investment in direct financing leases	756,481	830,853	74,372	10
Japan	578,263	642,827	64,564	11
Overseas	178,218	188,026	9,808	6

The balance of direct financing leases increased primarily due to the purchase of leasing receivables from Sun Telephone Co., Ltd., the acquisition of Tsukuba Lease Co., Ltd, and a large volume of small-sized leasing transactions in Japan. The amount of new equipment acquisitions overseas with a focus on the Asia area in fiscal 2011 increased compared to fiscal 2010.

As a result, revenues from direct financing leases in fiscal 2011 increased 3% compared to fiscal 2010 to ¥51,320 million. In Japan, revenues from direct financing leases increased 5% compared to fiscal 2010 to ¥36,786 million. Overseas, revenues from direct financing lease decreased 4% compared to fiscal 2010 to ¥14,534 million due to a decrease in the average balance of financing leases as a result of restrictions on new transactions implemented during fiscal 2010.

The average return we earned on direct financing leases in Japan, calculated on the basis of quarterly balances, was up slightly at 5.46% in fiscal 2011 compared to 5.43% in fiscal 2010. The average return on overseas direct financing leases, calculated on the basis of quarterly balances, increased to 8.21% in fiscal 2011 from 7.93% in fiscal 2010 mainly due to higher average rates in Asia.

New equipment acquisitions related to direct financing leases increased 51% to ¥351,116 million compared to fiscal 2010 primarily due to the purchase of leasing receivables described above. New equipment acquisitions for operations in Japan increased 48% in fiscal 2011, and new equipment acquisition for overseas operations increased 57% in fiscal 2011, as compared to fiscal 2010.

Investment in direct financing leases as of March 31, 2011 increased 10% to ¥830,853 million compared to March 31, 2010 due to the application of new accounting standards in fiscal 2011 relating to the consolidation of VIEs (see Note 11 of “Item 18. Financial Statements”) and an increase in new equipment acquisitions as described above.

As of March 31, 2011, no single lessee represented more than 1% of our total portfolio of direct financing leases. As of March 31, 2011, 77% of our direct financing leases were to lessees in Japan, while 23% were to overseas lessees. Approximately 5% of our direct financing leases were to lessees in Malaysia and Indonesia. No other overseas country represented more than 5% of our total portfolio of direct financing leases.

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in direct financing leases by category:
Information-related and office equipment	¥74,113	¥79,006	¥4,893	7
Industrial equipment	102,137	117,915	15,778	15
Commercial services equipment	54,481	57,286	2,805	5
Transportation equipment	311,381	302,080	(9,301)	(3)
Other equipment	214,369	274,566	60,197	28

Total	¥756,481	¥830,853	¥74,372	10

Operating leases

	As of and for the year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥274,266	¥283,545	¥9,279	3
Japan	218,375	226,623	8,248	4
Overseas	55,891	56,922	1,031	2
Costs of operating leases	191,173	188,671	(2,502)	(1)
New equipment acquisitions	189,915	297,954	108,039	57
Japan	161,391	210,803	49,412	31
Overseas	28,524	87,151	58,627	206
Investment in operating leases	1,213,223	1,270,295	57,072	5
Japan	1,083,284	1,096,689	13,405	1
Overseas	129,939	173,606	43,667	34

Revenues from operating leases increased 3% to ¥283,545 million compared to fiscal 2010. In Japan, operating lease revenues increased due to solid revenues in automobile operations from used automobile sales, as well as an increase in revenues from real estate leasing. Overseas, operating lease revenues increased mainly because of an increase in the balance of investments in aircraft leasing. In fiscal 2010 and 2011, gains from the disposition of operating lease assets other than real estate, which were included in operating lease revenues, were ¥7,552 million and ¥9,968 million, respectively.

Costs of operating leases decreased 1% to ¥188,671 million compared to fiscal 2010 due to the effect of appreciated yen overseas as well as a decrease in depreciation expenses resulting from a year on year decrease in the average monthly balance of investment in operating leases.

New equipment acquisitions related to operating leases increased 57% to ¥297,954 million compared to fiscal 2010. New equipment acquisitions by operations in Japan increased as a result of an increase in the purchase of transportation equipment such as automobiles and measuring and information-related equipment, while new equipment acquisitions by operations overseas increased due to an increase in the purchase of transportation equipment, mainly aircraft.

Investment in operating leases increased 5% to ¥1,270,295 million compared to fiscal 2010 due to the increase in new equipment acquisitions described above, despite the effect of appreciated yen overseas.

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥358,227	¥408,883	¥50,656	14
Measuring and information-related equipment	51,170	54,310	3,140	6
Real estate	782,272	787,584	5,312	1
Other	4,305	3,893	(412)	(10)
Accrued rental receivables	17,249	15,625	(1,624)	(9)

Total	¥1,213,223	¥1,270,295	¥57,072	5

Investment in transportation equipment operating leases rose 14% year on year due to the expansion of our aircraft-related business overseas. Investment in measuring and information-related equipment operating leases rose 6% year on year, mainly because of an increase in assets in Japan in connection with the increase of new equipment acquisitions. Investment in real estate under operating leases rose 1% year on year, attributable to real estate collateral acquired from non-recourse loans and others.

Installment loans

	As of and for the year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Interest on installment loans(1)	¥114,730	¥152,118	¥37,388	33
Japan	96,120	80,759	(15,361)	(16)
Overseas	18,610	71,359	52,749	283
New loans added	598,046	721,189	123,143	21
Japan	552,312	601,981	49,669	9
Overseas	45,734	119,208	73,474	161
Installment loans	2,464,251	2,983,164	518,913	21
Japan	2,207,943	2,105,791	(102,152)	(5)
Overseas	256,308	877,373	621,065	242

(1)

The balance of installment loans related to our life insurance operations are included in installment loans in the consolidated balance sheet; however, income and losses on these loans are recorded in life insurance premiums and related investment income in the consolidated statements of income.

Due to the application of new accounting standards starting in fiscal 2011 relating to the consolidation of VIEs (see Note 11 of “Item 18. Financial Statements”), VIEs that have become subject to consolidation have increased, and, as a result, installment loans and interest on installment loans increased, mainly overseas. In Japan, revenues on installment loans from corporate financial services decreased in line with a decrease in the average balance of installment loans as a result of restrictions on new loan executions implemented during fiscal 2010.

Interest on installment loans increased 33% compared with fiscal 2010 to ¥152,118 million in fiscal 2011. In Japan, interest on installment loans decreased 16% compared to fiscal 2010 for the reasons discussed above, and overseas, interest on installment loans increased 283% in fiscal 2011, primarily due to consolidation of VIEs in the United States.

The average interest rate earned on loans in Japan, calculated on the basis of quarterly balances, decreased to 3.59% in fiscal 2011 from 3.84% in fiscal 2010. The average interest rate earned on overseas loans, however, calculated on the basis of quarterly balances, increased to 7.30% in fiscal 2011 from 6.53% in fiscal 2010, primarily due to contributions from Red Capital.

New loans added increased 21% to ¥721,189 million compared to fiscal 2010. In Japan, new loans added increased 9% to ¥601,981 million in fiscal 2011 as compared to fiscal 2010, and overseas, new loans added increased 161% to ¥119,208 million, primarily due to the moderate recovery of the U.S. economy.

The balance of installment loans as of March 31, 2011 increased 21% to ¥2,983,164 million compared to March 31, 2010. The balance of installment loans for borrowers in Japan fell by 5%, but the balance of installment loans for overseas customers increased 242%, primarily due to consolidation of VIEs in the United States. As of March 31, 2011, 71% of our installment loans were to borrowers in Japan, while 27% were to borrowers in the United States.

The table below sets forth the balances of our installment loans to borrowers in Japan and overseas as of March 31, 2010 and 2011, further categorized by the type of borrower (i.e., consumer or corporate) in the case of borrowers in Japan. As of March 31, 2011, ¥66,114 million, or 3%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥731,184	¥823,974	¥92,790	13
Other	13,663	14,317	654	5

Subtotal	744,847	838,291	93,444	13

Corporate borrowers in Japan
Real estate companies	447,181	345,078	(102,103)	(23)
Commercial, industrial and other companies	904,729	817,493	(87,236)	(10)

Subtotal	1,351,910	1,162,571	(189,339)	(14)

Total (Japan)	2,096,757	2,000,862	(95,895)	(5)

Overseas corporate, industrial and other borrowers	244,521	870,967	626,446	256
Purchased loans(1)	122,973	111,335	(11,638)	(9)

Total	¥2,464,251	¥2,983,164	¥518,913	21

(1)

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”). These loans consist mainly of housing loans and loans to real estate companies and commercial, industrial and other companies in Japan.

As of March 31, 2011, ¥386,214 million, or 13%, of all installment loans were outstanding to real estate companies in Japan and overseas. Of this amount, ¥93,607 million, or 3% of all installment loans, were loans individually evaluated for impairment. We calculated an allowance of ¥30,552 million on these impaired loans. As of March 31, 2011, we had installment loans outstanding in the amount of ¥145,473 million, or 5% of all installment loans, to companies in the entertainment industry. Of this amount, ¥29,597 million, or 1% of all installment loans, was loans individually evaluated for impairment. We calculated an allowance of ¥4,114 million on these impaired loans.

The balance of loans to consumer borrowers in Japan as of March 31, 2011 increased by 13% to ¥838,291 million compared to the balance as of March 31, 2010. The balance of loans to corporate borrowers in Japan as of March 31, 2011 decreased by 14%, to ¥1,162,571 million, compared to the balance as of March 31, 2010, primarily due to a decrease in the balance of loans to real estate companies.

Asset quality

Direct financing leases

	As of March 31,
	2010	2011
	(In millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥25,682	¥22,787
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	3.39%	2.74%
Provision as a percentage of average balance of investment in direct financing leases(1)	0.58%	0.51%
Allowance for direct financing leases	¥23,969	¥21,201
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	3.17%	2.55%

(1)

Average balances are calculated on the basis of fiscal beginning balance and fiscal quarter-end balances. The application of new accounting standards starting in fiscal 2011 relating to the consolidation of VIEs is included in the fiscal beginning balance.

The balance of 90+ days past-due direct financing leases decreased by ¥2,895 million to ¥22,787 million compared to fiscal 2010. As a result, the ratio of 90+ days past-due direct financing leases decreased by 0.65% from fiscal 2010 to 2.74%.

We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases provides a reasonable indication that our allowance for doubtful receivables was adequate as of March 31, 2011 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•

all lease contracts are secured by the collateral of the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment.

The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases was 1.06% and 0.88% for fiscal 2010 and 2011, respectively.

Loans not individually evaluated for impairment

	As of March 31,
	2010	2011
	(In millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥12,321	¥10,037
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.58%	0.38%
Provision as a percentage of average balance of installment loans(1)	0.37%	0.12%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥33,299	¥35,626
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.57%	1.33%

(1)

Average balances are calculated on the basis of fiscal beginning balance and fiscal quarter-end balances. The application of new accounting standards starting in fiscal 2011 relating to the consolidation of VIEs is included in the fiscal beginning balance.

The balance of 90+ days past-due loans not individually evaluated for impairment as to past-due loans which are not individually significant and accordingly are evaluated for impairment as a homogeneous group decreased by 19% to ¥10,037 million in fiscal 2011, but the allowance for probable loan losses increased by 7% to ¥35,626 million due to an increase of ¥3,799 million as a result of the application of new accounting standards starting in fiscal 2011 relating to the consolidation of VIEs (see Note 11 of “Item 18. Financial Statements”).

The table below sets forth the outstanding balances of loans not individually evaluated for impairment by region and type of borrower.

	As of March 31,
	2010	2011
	(In millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loan	¥12,025	¥9,960
Other	279	—
Overseas corporate, industrial and other borrowers	17	77

Total	¥12,321	¥10,037

We make provision against losses for these homogenous loans by way of general reserves for installment loans included in the allowance for doubtful receivables. We make allowance for housing loans in Japan after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate.

We determine the allowance for our other items on the basis of past loss experience, general economic conditions and the current portfolio composition.

The ratio of charge-offs as a percentage of the average balance of installment loans was 0.26% and 0.14% for fiscal 2010 and 2011, respectively.

Loans individually evaluated for impairment

	As of March 31,
	2010	2011
	(In millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥348,143	¥312,031
Effect of the application of the new accounting standards(1)	—	52,335
Impaired loans requiring a valuation allowance	268,145	243,749
Effect of the application of the new accounting standards(1)	—	50,155
Valuation allowance(2)	100,255	97,323
Effect of the application of the new accounting standards(1)	—	19,343

(1)

These are the ending balances attributable to VIEs which were newly consolidated at the beginning of fiscal 2011 due to the application of the new accounting standards for consolidation of VIEs under ASU 2009-16 and ASU 2009-17.

(2)

The valuation allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

New provision for probable loan losses was ¥57,615 million in fiscal 2010 and ¥23,288 million in fiscal 2011, and charge-off of impaired loans was ¥42,705 million in fiscal 2010 and ¥50,059 million in fiscal 2011. New provision for probable loan losses decreased by ¥34,327 million compared to fiscal 2010. Charge-off of impaired loans increased by ¥7,354 million compared to fiscal 2010 due to the level of our collection of impaired loan receivables through sales of real estate collateral and our determination that prospects for further recovery from the obligor are minimal.

The table below sets forth the outstanding balances of impaired loans by region and type of borrower. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment. Overseas loans increased by ¥46,407 million compared to fiscal 2010 mainly due to the application of new accounting standards starting in fiscal 2011 relating to the consolidation of VIEs (see Note 11 of “Item 18. Financial Statements”). Impaired corporate loans in Japan decreased by ¥93,115 million in fiscal 2011 as compared to fiscal 2010 mainly due to a decrease in impaired corporate loans for real estate companies in Japan.

	As of March 31,
	2010	2011
	(In millions of yen)
Impaired loans:
Consumer borrowers in Japan	¥8,996	¥8,306
Corporate borrowers in Japan
Real estate companies	152,455	91,934
Commercial, industrial and other companies	141,406	108,812

Subtotal	293,861	200,746

Overseas corporate, industrial and other borrowers	21,265	66,294
Purchased loans	24,021	36,685

Total	¥348,143	¥312,031

Provision for doubtful receivables and probable loan losses

We make provision for doubtful receivables and probable loan losses for direct financing leases and installment loans.

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥158,544	¥157,523	¥(1,021)	(1)
Direct financing leases	27,540	23,969	(3,571)	(13)
Loans not individually evaluated for impairment	41,768	33,299	(8,469)	(20)
Loans individually evaluated for impairment	89,236	100,255	11,019	12
Effect of the application of the new accounting standards(1)	—	32,181	32,181	—
Direct financing leases	—	158	158	—
Loans not individually evaluated for impairment	—	3,799	3,799	—
Loans individually evaluated for impairment	—	28,224	28,224	—
Beginning balance after the application of the new accounting standards	158,544	189,704	31,160	20
Direct financing leases	27,540	24,127	(3,413)	(12)
Loans not individually evaluated for impairment	41,768	37,098	(4,670)	(11)
Loans individually evaluated for impairment	89,236	128,479	39,243	44
Provision charged to income	71,529	31,122	(40,407)	(56)
Direct financing leases	4,807	4,322	(485)	(10)
Loans not individually evaluated for impairment	9,107	3,512	(5,595)	(61)
Loans individually evaluated for impairment	57,615	23,288	(34,327)	(60)
Charge-offs (net)	(57,797)	(61,654)	(3,857)	7
Direct financing leases	(8,744)	(7,505)	1,239	(14)
Loans not individually evaluated for impairment	(6,348)	(4,090)	2,258	(36)
Loans individually evaluated for impairment	(42,705)	(50,059)	(7,354)	17
Other(2)	(14,753)	(5,022)	9,731	(66)
Direct financing leases	366	257	(109)	(30)
Loans not individually evaluated for impairment	(11,228)	(894)	10,334	(92)
Loans individually evaluated for impairment	(3,891)	(4,385)	(494)	13
Ending balance	157,523	154,150	(3,373)	(2)
Direct financing leases	23,969	21,201	(2,768)	(12)
Loans not individually evaluated for impairment	33,299	35,626	2,327	7
Loans individually evaluated for impairment	100,255	97,323	(2,932)	(3)

(1)	This effect results from our application of the new accounting standards for consolidation of VIEs under ASU 2009-16 and 2009-17, effective April 2010.
(2)	Other includes foreign currency translation adjustments, amounts reclassified to discontinued operations and decrease in allowance related to sales of subsidiaries.

Due to the adoption of new accounting standards starting in fiscal 2011 relating to the consolidation of VIEs (see Note 11 of “Item 18. Financial Statements”), VIEs that have become subject to consolidation have increased, and as a result, provision for doubtful receivables and probable loan losses increased, mainly overseas. However in Japan, as a result of stricter collateral requirements, provision for doubtful receivables and probable loan losses from corporate financial services decreased 56% in fiscal 2011 as compared to fiscal 2010. The breakdown is: direct financing leases, a 10% decrease; loans not individually evaluated for impairment, a 61% decrease; and loans individually evaluated for impairment, a 60% decrease due to a large decrease in the occurrences of non-performing loans.

Investment Securities

	As of and for the year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment securities:
Interest on investment securities	¥20,436	¥17,690	¥(2,746)	(13)
Japan	13,311	11,067	(2,244)	(17)
Overseas	7,125	6,623	(502)	(7)
New securities added	519,769	791,054	271,285	52
Japan	450,304	757,816	307,512	68
Overseas	69,465	33,238	(36,227)	(52)
Investment in securities	1,104,158	1,175,381	71,223	6
Japan	940,938	992,871	51,933	6
Overseas	163,220	182,510	19,290	12

(1)

The balance of investment in securities related to our life insurance operations are included in investment in securities in the consolidated balance sheet; however, income and losses on these investment in securities are recorded in life insurance premiums and related investment income in the consolidated statements of income.

Interest on investment securities other than those held in connection with our life insurance operations in Japan decreased 17% to ¥11,067 million in fiscal 2011 primarily due to a lower average balance of bonds such as specified bonds issued by SPEs in Japan because of stringent selection of new transactions and enhanced collection efforts. Overseas interest on investment securities also decreased 7% to ¥6,623 million in fiscal 2011 primarily due to the foreign exchange effects of an appreciated yen. The average interest rate earned on investment securities in Japan, calculated on a monthly basis, was 2.20% in fiscal 2011 compared to 2.59% in fiscal 2010. The average interest rate earned on overseas investment securities, calculated on a monthly basis, declined to 6.54% in fiscal 2011 compared to 7.05% in fiscal 2010.

New securities added increased 52% to ¥791,054 million in fiscal 2011 primarily due to the recovery trend in financial and capital markets and rebalancing of our investment portfolios. New securities added in Japan increased 68% in fiscal 2011. On the other hand, new securities added overseas decreased 52%, primarily due to cautious monitoring of investments despite gradual improvement in the U.S. financial and capital markets.

The balance of our investment in securities as of March 31, 2011 increased 6% to ¥1,175,381 million compared to fiscal 2010. The balance of our investment in securities in Japan increased 6% primarily due to an investment in debt securities by trust banking and increasing fair value of investment in securities in line with recovery of the domestic financial and capital markets. The balance of our investment in securities overseas also increased 12% mainly due to increasing fair value of investment in securities in accordance with recovery of the U.S. financial and capital markets.

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥49,596	¥71,991	¥22,395	45
Available-for-sale securities	845,234	883,410	38,176	5
Held-to-maturity securities	43,732	43,695	(37)	(0)
Other securities	165,596	176,285	10,689	6

Total	¥1,104,158	¥1,175,381	¥71,223	6

Investments in trading securities increased to ¥71,991 million in fiscal 2011 primarily due to increasing balances of municipal bonds and increasing fair value of investment in securities in line with recovery of the U.S. financial and capital markets. Investments in available-for-sale securities increased 5% in fiscal 2011 primarily due to decreased balances of debt securities containing comparatively high risk such as specified bonds issued by SPEs in Japan and increased balances of government and municipal bonds, which have relatively lower risk. As of March 31, 2011, CMBS and RMBS in available-for-sale securities in the United States were ¥37,772 million as compared to ¥63,960 million as of March 31, 2010. Our life insurance business invests in Japanese government bonds as held-to-maturity securities. Other securities increased 6% in fiscal 2011 mainly due to an increase of new execution of fund investment in accordance with recovery of financial and capital markets in Japan and overseas.

For further information on investment in securities, see Note 9 of “Item 18. Financial Statements.”

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Brokerage commissions and net gains (losses) on investment securities:
Brokerage commissions	¥3,418	¥119	¥(3,299)	(97)
Net gains (losses) on investment securities(1)	14,863	16,656	1,793	12
Dividends income	5,072	4,345	(727)	(14)

Total	¥23,353	¥21,120	¥(2,233)	(10)

(1)	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in the consolidated statements of income.

Brokerage commissions and net gains (losses) on investment securities decreased 10% to ¥21,120 million in fiscal 2011, compared to fiscal 2010. Our brokerage commissions decreased 97% primarily due to the deconsolidation of ORIX Securities in January 2010. Subsequent to such deconsolidation, income from the deconsolidated business is recorded as equity in net income (loss) of affiliates. Net gains (losses) on investment securities increased 12% to ¥16,656 million in fiscal 2011, compared to fiscal 2010, primarily due to an increase of net gains on domestic and overseas fund investment resulting from recovery of the domestic and international financial markets. Dividend income decreased 14% to ¥4,345 million in fiscal 2011 compared to fiscal 2010, primarily due to a decrease in distributions from SPEs that invest in real estate.

As of March 31, 2011, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥31,230 million, compared to ¥29,399 million as of March 31, 2010. As of March 31, 2011, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥11,605 million, compared to ¥17,354 million as of March 31, 2010. Unrealized gains and losses improved primarily due to recovery in the domestic securities market in Japan and overseas and a result of stringent selection of transactions.

Life insurance

We reflect all income and losses (other than provision for doubtful receivables and probable loan losses) that we recognize on securities, installment loans and other investments held in connection with life insurance operations as life insurance premiums and related investment income in our consolidated statements of income.

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥104,133	¥107,860	¥3,727	4
Life insurance-related investment income	11,465	10,613	(852)	(7)

Total	¥115,598	¥118,473	¥2,875	2

Life insurance costs	¥92,348	¥91,497	¥(851)	(1)

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net gains (losses) on investment securities	¥2,228	¥2,950	¥722	32
Interest on loans and investment securities, and others	9,237	7,663	(1,574)	(17)

Total	¥11,465	¥10,613	¥(852)	(7)

Life insurance premiums and related investment income increased 2% to ¥118,473 million in fiscal 2011 compared to fiscal 2010.

Life insurance premiums increased 4% to ¥107,860 million in fiscal 2011 compared to fiscal 2010 due to an increase in contracts for new products.

Although net gains (losses) on investment securities increased due to reconstructing our portfolio, life insurance-related investment income decreased 7% to ¥10,613 million in fiscal 2011 compared to fiscal 2010 primarily due to a decline in the amount of interest earned on loans and investment securities and others.

Life insurance costs decreased 1% to ¥91,497 million in fiscal 2011 compared to fiscal 2010.

The margin ratio, which subtracts life insurance costs from life insurance premiums expanded to 15% in fiscal 2011 compared with 11% in fiscal 2010.

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investments by ORIX Life Insurance:
Available-for-sale debt securities	¥245,133	¥259,049	¥13,916	6
Available-for-sale equity securities	495	4,021	3,526	712
Held-to-maturity securities	43,732	43,695	(37)	(0)
Other securities	1,678	1,219	(459)	(27)

Total investment in securities	291,038	307,984	16,946	6

Installment loans and other investments	174,297	138,295	(36,002)	(21)

Total	¥465,335	¥446,279	¥(19,056)	(4)

Investments in securities increased 6% to ¥307,984 million in fiscal 2011 as the result of increased available-for-sale debt securities and available-for-sale equity securities.

Installment loans and other investments decreased 21% to ¥138,295 million in fiscal 2011 as the result of increased collection of principal of installment loans.

Real estate sales

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Real estate sales:
Real estate sales	¥40,669	¥54,741	¥14,072	35

Costs of real estate sales	46,757	58,930	12,173	26

Margins	¥(6,088)	¥(4,189)	¥1,899	—

Real estate sales were up 35% year on year to ¥54,741 million and the number of condominiums sold to buyers in Japan increased from 856 units in fiscal 2010 to 1,087 units in fiscal 2011.

Costs of real estate sales increased 26% to ¥58,930 million compared to fiscal 2010 with more write-downs recorded on some projects under development in fiscal 2011. We recorded ¥7,115 million and ¥9,844 million of write-downs for fiscal 2010 and 2011. Costs of real estate sales include the upfront costs associated with advertising and creating model rooms.

Margins recorded a loss of ¥4,189 million in fiscal 2011 improving from a loss of ¥6,088 million in fiscal 2010 due to the increase in the number of condominiums delivered, despite the increase of aforementioned write-downs.

Gains on sales of real estate under operating leases

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases	¥6,841	¥5,103	¥(1,738)	(25)

Gains on sales of real estate under operating leases decreased 25% year on year to ¥5,103 million in fiscal 2011, mainly due to a decrease in profit related to the sale of real estate in Japan.

Where we have significant continuing involvement in the operations of real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, while if we have no significant continuing involvement of operations of such disposed real estate properties, the gains or losses are reported as income from discontinued operations. For a discussion of our accounting policy for discontinued operations, see Note 26 of “Item 18. Financial Statements.”

Other operations

	As of and for the year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥266,397	¥266,000	¥(397)	(0)
Japan	198,604	205,817	7,213	4
Overseas	67,793	60,183	(7,610)	(11)
Other operating expenses	149,872	156,827	6,955	5
New assets added	24,186	40,763	16,577	69
Japan	24,186	40,763	16,577	69
Overseas	—	—	—	—
Other operating assets	186,396	235,430	49,034	26
Japan	182,022	220,742	38,720	21
Overseas	4,374	14,688	10,314	236

Other operating revenues remained flat year on year at ¥266,000 million. In Japan, revenues were up 4% to ¥205,817 million compared to ¥198,604 million in fiscal 2010, mainly due to the earnings of hotels and golf courses which we consolidated in fiscal 2011 and an increase in earnings from electric power buying and selling. Overseas, revenues were down 11% to ¥60,183 million, compared to ¥67,793 million during fiscal 2010, due to the decrease in revenues from advisory services in the United States.

Other operating expenses were up 5% year on year to ¥156,827 million resulting from the recognition of expenses from hotels and golf courses which we consolidated in fiscal 2011. The change in other operating expenses correlates with the increase in other operating revenues.

New assets added for other operating transactions were up 69% to ¥40,763 million in fiscal 2011 due to an increase in the number of condominiums completed. New assets added for other operating transactions include other operating assets and real estate for sale, such as residential condominiums and commercial real estate.

Other operating assets increased 26% to ¥235,430 million in fiscal 2011.

Expenses

Interest expense

Due to the application of new accounting standards starting in fiscal 2011 relating to the consolidation of VIEs, (see Note 11 of “Item 18. Financial Statements”), interest expense increased 51% to ¥123,503 million compared to fiscal 2010. Our total outstanding short-term debt, long-term debt and deposits increased 15% to ¥6,075,076 million compared to fiscal 2010, attributed to increases both in Japan and overseas.

The average interest rate on our short-term debt, long-term debt and deposits in Japan, calculated on the basis of average monthly balances, increased to 1.38% in fiscal 2011, compared to 1.36% in fiscal 2010. The average interest rate on our short-term debt, long-term debt and deposits held overseas, calculated on the basis of average monthly balances, increased to 4.76% in fiscal 2011, compared to 3.16% in fiscal 2010 due to the application of new accounting standards relating to the consolidation of VIEs. For more information regarding interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our level of debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Levels of Borrowings.”

Selling, general and administrative expenses

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥132,150	¥131,795	¥(355)	(0)
Selling expenses	18,439	17,318	(1,121)	(6)
Administrative expenses	64,580	52,973	(11,787)	(18)
Depreciation of office facilities	3,153	2,906	(247)	(8)

Total	¥218,322	¥204,812	¥(13,510)	(6)

Employee salaries and other personnel expenses account for 64% of selling, general and administrative expenses in fiscal 2011, and the remaining portion consists of selling and other general and administrative expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2011 decreased 6% year on year.

Write-downs of long-lived assets

As a result of the impairment reviews we performed during fiscal 2011 for long-lived assets in Japan and overseas, such as golf courses, office buildings, commercial facilities, condominiums, and hotels, in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), we recorded write-downs totaling ¥20,310 million in fiscal 2011, an increase of 114% compared to fiscal 2010. These write-downs are reflected as write-downs of long-lived assets and income from discontinued operations, net. ¥18,853 million is reflected as write-downs of long-lived assets in our consolidated statement of income. These write-downs consist of impairment losses of ¥2,464 million on seven office buildings, ¥5,284 million on 12 commercial facilities other than office buildings, ¥4,111 million on 44 condominiums and ¥8,451 million on 18 other assets, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows.

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

Write-downs of securities

Write-downs of securities for fiscal 2011 were mainly in connection with non-marketable equity securities, preferred capital shares carried at cost and specified bonds issued by SPEs in Japan. In fiscal 2011, write-downs of securities decreased 8% from ¥23,634 million in fiscal 2010 to ¥21,749 million in fiscal 2011. For information regarding the impairment of investment in securities, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates” and Note 9 of “Item 18. Financial Statements.”

Foreign currency transaction loss (gain), net

Foreign currency transaction net loss decreased 80% compared with fiscal 2010 to ¥186 million in fiscal 2011. For information on the impact of foreign currency fluctuations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Equity in net income of affiliates

Equity in net income of affiliates increased in fiscal 2011 to ¥16,806 million compared to ¥8,364 million in fiscal 2010. The difference is primarily attributable to a loss having been recorded in fiscal 2010 due to an affiliate filing for protection under the Corporate Rehabilitation as well as contributions from equity-method affiliates in the Asian region in fiscal 2011. The number of residential condominiums developed through certain joint ventures in Japan decreased to 529 units in fiscal 2011 from 674 units in fiscal 2010, and net income from these condominiums decreased to ¥483 million as compared to ¥3,567 million for fiscal 2010.

For discussion of investment in affiliates, see Note 12 of “Item 18. Financial Statements.”

Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net

Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net decreased to ¥1,199 million in fiscal 2011 as compared to ¥17,519 million in fiscal 2010. The difference is chiefly due to the gain on the sales of the portion of the ownership interest of ORIX Credit transferred and the remeasurement to fair value of the interest retained by us and the gain on the sale of ORIX Securities by means of a share exchange for a stake in Monex Group which were recorded in fiscal 2010.

Provision for income taxes

Provision for income taxes in fiscal 2011 was ¥27,617 million, compared to the provision of ¥22,394 million, in fiscal 2010. The increase of ¥5,223 million was primarily due to higher income before income taxes and discontinued operations.

For discussion of income taxes, see Note 16 in “Item 18. Financial Statements.”

Discontinued operations

We apply ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes operating results of any component of an entity with its own identifiable operations and cash flow and in which operations we will not have significant continuing involvement. Income from discontinued operations, net refers to net income from the sale or disposal by sale of subsidiaries, business units and real estate under operating leases in which we no longer have significant continuing involvement. Discontinued operations, net of applicable tax effect, decreased 5% compared to fiscal 2010 to ¥8,259 million in fiscal 2011 primarily due to lower gains on sales of real estate under operating leases in Japan.

Net income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. In fiscal 2011, net income attributable to the noncontrolling interests increased 237% year on year to ¥2,373 million compared to fiscal 2010.

Net income attributable to the redeemable noncontrolling interests

Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. In fiscal 2011, net income attributable to the redeemable noncontrolling interests increased 20% year on year to ¥2,959 million.

Segment Information

Our business is organized into six segments to facilitate strategy formulation, resource allocation and portfolio rebalancing at the segment level. Our six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment Banking, Retail and Overseas Business.

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

For a description of the business activities of our segments, see “Item 4. Information on the Company—Profile of Business by Segment.” See Note 32 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment Revenues(1):
Corporate Financial Services	¥98,063	¥103,239	¥5,176	5
Maintenance Leasing	226,179	225,830	(349)	(0)
Real Estate	215,001	217,590	2,589	1
Investment Banking	73,422	65,661	(7,761)	(11)
Retail	155,491	148,768	(6,723)	(4)
Overseas Business	185,906	176,875	(9,031)	(5)

Total	954,062	937,963	(16,099)	(2)

Difference between Segment Total and Consolidated Amounts	(41,768)	32,147	73,915	—

Total Consolidated Revenues	¥912,294	¥970,110	¥57,816	6

(1)	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment Profits(1):
Corporate Financial Services	¥(18,983)	¥10,247	¥29,230	—
Maintenance Leasing	23,307	26,203	2,896	12
Real Estate	138	54	(84)	(61)
Investment Banking	(2,848)	13,000	15,848	—
Retail	31,104	23,777	(7,327)	(24)
Overseas Business	37,142	45,639	8,497	23

Total	69,860	118,920	49,060	70

Difference between Segment Total and Consolidated Amounts	(15,267)	(26,955)	(11,688)	—

Total consolidated income before income taxes and discontinued operations	¥54,593	¥91,965	¥37,372	68

(1)

We evaluate the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥1,178,879	¥1,006,107	¥(172,772)	(15)
Maintenance Leasing	515,716	502,738	(12,978)	(3)
Real Estate	1,677,402	1,539,814	(137,588)	(8)
Investment Banking	472,705	468,231	(4,474)	(1)
Retail	1,578,758	1,653,704	74,946	5
Overseas Business	860,815	972,224	111,409	13

Total	6,284,275	6,142,818	(141,457)	(2)

Difference between Segment Total and Consolidated Amounts	1,455,525	2,438,764	983,239	68

Total consolidated assets	¥7,739,800	¥8,581,582	¥841,782	11

Corporate Financial Services Segment

This segment is involved in lending, leasing, commission business for the sale of financial products, and environment-related businesses.

Segment revenues increased 5% to ¥103,239 million compared to ¥98,063 million during fiscal 2010. This is due to increased investment in direct financing leases resulting from the purchase of Sun Telephone Co., Ltd.’s leasing receivables and the purchase of Tsukuba Lease Co., Ltd. as well as increased revenues from the environmental business. These increases were partially offset by a decrease in installment loan revenues in line with a lower average balance of installment loans as a result of restrictions on new loan transactions implemented during fiscal 2010.

Segment expenses decreased compared to fiscal 2010 resulting from a significant decrease in provision for doubtful receivables and probable loan losses. As a result of restrictions on new transactions and stricter collateral requirements, the new occurrence of non-performing loans has been decreasing since the fourth quarter of fiscal 2009. Despite the one-time occurrence of a provision due to the Great East Japan Earthquake, provision for doubtful receivables and probable loan losses have decreased due to the effects of economic recovery as corporate earnings improve.

As a result, segment profits for fiscal 2011 were ¥10,247 million compared to a loss of ¥18,983 million in fiscal 2010.

Segment assets decreased 15% to ¥1,006,107 million compared to March 31, 2010, due to a decline in the balance of installment loans offsetting an increase in investment in direct financing leases from the purchases of Sun Telephone Co., Ltd.’s leasing receivables and Tsukuba Lease Co., Ltd. and an increase in the volume of new, small-sized leasing transactions.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

Despite limited recovery of domestic capital expenditure and an otherwise bleak business environment outlook which has continued as a result of the Great East Japan Earthquake, Maintenance Leasing segment revenues have remained stable due to our ability to provide customers with high value-added services while meeting corporate customers’ cost reduction needs.

Segment revenues remained robust at ¥225,830 million compared to ¥226,179 million during fiscal 2010 due to solid revenues from the sales of used automobiles and fees from automobile maintenance despite a decrease in direct financing lease revenues.

Segment expenses decreased compared to fiscal 2010, due to decreases in depreciation and interest expenses and a lower average balance of operating lease assets.

As a result, segment profits for the fiscal 2011 increased 12% to ¥26,203 million compared to ¥23,307 million during fiscal 2010.

Segment assets decreased 3% to ¥502,738 million compared to March 31, 2010 mainly due to a decrease in direct financing lease assets.

Real Estate Segment

This segment consists of development and rental of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, real estate investment and advisory services, and real estate finance.

The real estate finance business, previously included in the Investment Banking segment, was transferred to the Real Estate segment beginning in the third quarter of fiscal 2011 to consolidate management with the Real Estate Headquarters to improve operational efficiency.

Despite signs of recovery in the residential condominium market such as contract completion rates surpassing the key benchmark level of 70% in the Tokyo and Osaka metropolitan areas, worsening consumer sentiment resulting from the Great East Japan Earthquake is cause for concern. Under these conditions, over 1,000 condominiums were delivered in the fourth quarter of fiscal 2011, resulting in the delivery of 1,616 units for fiscal 2011, up from 1,530 units during fiscal 2010.

Vacancy rates have increased and rental rates are decreasing in the office building market as a result of new buildings supplied to the market. The impact of the Great East Japan Earthquake must also be considered, making it difficult to forecast when market conditions will hit bottom. In this environment, the real estate investment business is pursuing a policy of turning over assets while carefully monitoring the market and making appropriate asset sales based on real demand.

The real estate operating business, consisting of various facilities such as hotels, Japanese inns, golf courses and training facilities, has stable revenues even though a portion of the facilities stopped operating due to the Great East Japan Earthquake.

Segment revenues remained flat year on year at ¥217,590 million compared to ¥215,001 million during fiscal 2010 due to increases in real estate sales resulting from the increase in number of condominiums delivered and operating lease revenues from enhanced leasing, offset by a decrease in revenues resulting from lower average balances of installment loans and investment securities (including specified bonds) in the real estate finance business and the absence of a gain from the sale of a large property in fiscal 2011 like that which was recorded in fiscal 2010.

Segment expenses were flat year on year as provision for doubtful receivables and probable loan losses, interest expense and selling, general and administrative expenses decreased while write-downs on long-lived assets increased.

As a result, segment profits for fiscal 2011 were ¥54 million compared to ¥138 million during fiscal 2010.

Segment assets were down 8% to ¥1,539,814 million compared to March 31, 2010 due to decreases in installment loans, investments in securities (including specified bonds) and real estate under operating leases.

Investment Banking Segment

This segment consists of loan servicing (asset recovery), principal investment, M&A advisory, venture capital and securities brokerage.

There have been signs of increased M&A activity both inbound and outbound. There have also been opportunities for investment in non-performing loans arising from changes in domestic and international financial regulations.

Segment revenues decreased 11% to ¥65,661 million compared to ¥73,422 million during fiscal 2010 in line with decreased revenues resulting from the sale of consolidated subsidiaries despite large collections in the loan servicing business and robust fee revenues from the CMBS servicing business.

Segment expenses decreased year on year due to a decrease in expenses in line with the sale of consolidated subsidiaries despite an increase in provision for doubtful receivables and probable loan losses in the loan servicing business.

In addition, a gain on the sale of a subsidiary was recorded from the sale of QB Net Co., Ltd. during the third quarter of fiscal 2011. That gain, together with continued robust profits from the loan servicing business, resulted in a segment profit for fiscal 2011 of ¥13,000 million compared to loss of ¥2,848 million during fiscal 2010. The loss in fiscal 2010 was mainly caused by an affiliate filing for protection under the Corporate Rehabilitation Law during that fiscal year.

Segment assets remained flat year on year at ¥468,231 million due to the investment in Tokyo Star Bank, which was offset by a decrease resulting from the sale of our interest in Fuji Fire and Marine pursuant to a public tender offer.

Retail Segment

This segment consists of the life insurance operations, the trust and banking business, and the card loan business operated by our affiliates.

In the life insurance business, insurance-related investment income remained robust and insurance-related gains showed favorable growth due to an increase in contracts for new products.

Installment loans in the trust and banking business increased and assets surpassed ¥1 trillion. Both revenues and profits for the trust and banking business increased year on year. Also, Internet-based deposits are increasing steadily.

Segment revenues and expenses from the card loan business are recognized as segment profits under equity in net income of affiliates due to the share transfer of the card loan business during fiscal 2010. Furthermore, gain on the sale of a subsidiary was recognized for the card loan business during the second quarter of fiscal 2010.

In addition, segment revenues and expenses from the subsidiary for which a gain on the sale of a subsidiary was recognized following a share transfer with Monex Group, Inc. in the fourth quarter of fiscal 2010 are recognized as segment profits under equity in net income of affiliates.

As a result of the foregoing, segment revenues decreased 4% to ¥148,768 million compared to ¥155,491 million during fiscal 2010. Segment expenses also decreased mainly due to decreases in selling, general and administrative expenses and fewer provision for doubtful receivables and probable loan losses. However, due to a large gain on sales of subsidiaries in fiscal 2010, segment profits for fiscal 2011 decreased 24% to ¥23,777 million compared to ¥31,104 million during fiscal 2010.

Segment assets increased 5% to ¥1,653,704 million compared to March 31, 2010 as a result of an increase in investment securities and an increase in installment loans in the trust and banking business.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

In the United States there have been signs of moderate economic recovery despite persistent concerns about the housing market and high unemployment. In contrast, high growth in the Asian region is expected to continue.

Segment revenues decreased 5% to ¥176,875 million compared to ¥185,906 million during fiscal 2010 as a result of decreases in investment securities-related revenues and fee revenues offsetting contributions from aircraft and automobile operating leases and Red Capital.

The cost of operating leases decreased, as well as provision for doubtful receivables and probable loan losses and write-downs of securities in the United States. In addition, equity in net income of affiliates increased due to contributions from a joint venture condominium development in Asia resulting in segment profits for fiscal 2011 increasing 23% to ¥45,639 million compared to ¥37,142 million during fiscal 2010.

Despite the effect of the appreciated yen, segment assets increased 13% to ¥972,224 million compared to March 31, 2010 due to an increase in investment securities from the purchase of municipal bonds in the United States and increased aircraft operating lease assets and private equity investments centered on Asian countries.

YEAR ENDED MARCH 31, 2010 COMPARED TO YEAR ENDED MARCH 31, 2009

Performance Summary

Income Statement Data

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Income statement data:
Total revenues	¥1,032,486	¥912,294	¥(120,192)	(12)
Total expenses	978,307	883,584	(94,723)	(10)
Operating income	54,179	28,710	(25,469)	(47)
Income before income taxes and discontinued operations	12,035	54,593	42,558	354
Net income attributable to ORIX Corporation	21,924	37,757	15,833	72

Total Revenues

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total revenues:
Direct financing leases	¥63,275	¥50,004	¥(13,271)	(21)
Operating leases	283,006	274,266	(8,740)	(3)
Interest on loans and investment securities	196,161	135,166	(60,995)	(31)
Brokerage commissions and net gains (losses) on investment securities	(12,544)	23,353	35,897	—
Life insurance premiums and related investment income	117,751	115,598	(2,153)	(2)
Real estate sales	71,088	40,669	(30,419)	(43)
Gains on sales of real estate under operating leases	24,346	6,841	(17,505)	(72)
Other operating revenues	289,403	266,397	(23,006)	(8)

Total	¥1,032,486	¥912,294	¥(120,192)	(12)

Total revenues in fiscal 2010 decreased 12% to ¥912,294 million compared to ¥1,032,486 million in fiscal 2009. Brokerage commissions and net gains (losses) on investment securities returned to profitability particularly due to improvements in the U.S. bond and equity markets in line with recovery of the domestic and international financial markets. However, revenues from direct financing leases and interest on loans and investment securities decreased compared to fiscal 2009 as a result of stringent selection of transactions. In particular, interest on loans significantly decreased due to a reduction in real estate-related finance and the change in status of ORIX Credit from a consolidated subsidiary to an equity-method affiliate. Gains on sales of real estate under operating leases declined compared to fiscal 2009 as we held back on the sales of real estate under operating leases due to stagnation in the real estate market.

Total Expenses

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Total expenses:
Interest expense	¥101,919	¥82,029	¥(19,890)	(20)
Costs of operating leases	192,937	191,173	(1,764)	(1)
Life insurance costs	105,899	92,348	(13,551)	(13)
Costs of real estate sales	79,058	46,757	(32,301)	(41)
Other operating expenses	171,557	149,872	(21,685)	(13)
Selling, general and administrative expenses	229,066	218,322	(10,744)	(5)
Provision for doubtful receivables and probable loan losses	76,985	71,529	(5,456)	(7)
Write-downs of long-lived assets	3,673	6,977	3,304	90
Write-downs of securities	18,574	23,634	5,060	27
Foreign currency transaction loss (gain), net	(1,361)	943	2,304	—

Total	¥978,307	¥883,584	¥(94,723)	(10)

Total expenses in fiscal 2010 decreased 10% to ¥883,584 million compared to ¥978,307 million in fiscal 2009 due to a decline in costs of real estate sales mainly resulting from a decrease in the number of condominiums sold, a decrease in interest expense resulting from a decrease in interest-bearing liabilities, and a decrease in selling, general and administrative expenses resulting from cost reduction programs.

Operating Income, Income before Income Taxes and Discontinued Operations, and Net Income Attributable to ORIX Corporation

Operating income in fiscal 2010 decreased 47% to ¥28,710 million from ¥54,179 million in fiscal 2009.

Losses were recorded for equity in net income (loss) of affiliates in the third quarter of fiscal 2009 due to the write-downs caused by losses stemming from the deteriorated financial conditions and decreases in share prices of equity-method affiliates in Japan. A loss was recorded in the first quarter of fiscal 2010 in connection with an affiliate filing for protection under the Corporate Rehabilitation Law. However, equity in net income (loss) of affiliates returned to profitability due to contributions from overseas equity-method affiliates, recording a gain of ¥8,364 million, up from a loss of ¥40,458 million in fiscal 2009. Regarding gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net, gains on sales of subsidiaries were recorded due to a 51% stake of ORIX Credit being transferred to Sumitomo Mitsui Banking Corporation (SMBC) in July 2009 as well as our exchange of 100% of ORIX Securities shares for a 22% stake in Monex Group, Inc. (Monex Group) in January 2010.

As a result of the foregoing, income before income taxes and discontinued operations recorded a more than four-fold increase to ¥54,593 million compared to ¥12,035 million in fiscal 2009, and net income attributable to ORIX Corporation increased 72% to ¥37,757 million from ¥21,924 million in fiscal 2009.

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

Revenues, New Business Volumes and Investments

Direct financing leases

	As of and for the year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥63,275	¥50,004	¥(13,271)	(21)
Japan	41,608	34,873	(6,735)	(16)
Overseas	21,667	15,131	(6,536)	(30)
New equipment acquisitions	364,734	232,629	(132,105)	(36)
Japan	235,641	157,012	(78,629)	(33)
Overseas	129,093	75,617	(53,476)	(41)
Investment in direct financing leases	914,444	756,481	(157,963)	(17)
Japan	702,254	578,263	(123,991)	(18)
Overseas	212,190	178,218	(33,972)	(16)

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

As a result, revenues from direct financing leases in fiscal 2010 decreased 21% compared to fiscal 2009 to ¥50,004 million. In Japan, revenues from direct financing leases were down 16% to ¥34,873 million compared to ¥41,608 million in fiscal 2009. Overseas, revenues were down 30% to ¥15,131 million compared to ¥21,667 million in fiscal 2009.

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

Asset quality of our owned direct financing leases

	As of March 31,
	2009	2010
	(In millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥27,949	¥25,682
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	3.06%	3.39%
Provision as a percentage of average balance of investment in direct financing leases(1)	0.93%	0.58%
Allowance for direct financing leases	¥27,540	¥23,969
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	3.01%	3.17%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

The balance of 90+ days past-due direct financing leases decreased by ¥2,267 million to ¥25,682 million compared to fiscal 2009. As a result, the ratio of 90+ days past-due direct financing leases increased by 0.33% from fiscal 2009 to 3.39%.

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

Operating leases

	As of and for the year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥283,006	¥274,266	¥(8,740)	(3)
Japan	215,310	218,375	3,065	1
Overseas	67,696	55,891	(11,805)	(17)
New equipment acquisitions	426,715	189,915	(236,800)	(55)
Japan	366,336	161,391	(204,945)	(56)
Overseas	60,379	28,524	(31,855)	(53)
Investment in operating leases	1,226,624	1,213,223	(13,401)	(1)
Japan	1,086,967	1,083,284	(3,683)	(0)
Overseas	139,657	129,939	(9,718)	(7)

Revenues from operating leases decreased 3% to ¥274,266 million compared to ¥283,006 million in fiscal 2009. In Japan, despite a sluggish secondary automobile market and weakened demand for operating leases due to the economic downturn in the automobile leasing and the precision measuring and other equipment rental businesses, operating lease revenues slightly increased 1% to ¥218,375 million compared to ¥215,310 million in fiscal 2009, in connection to an increase in real estate collateral acquired from non-recourse loans in order to maximize collections. Overseas, operating lease revenues were down 17% to ¥55,891 million compared to ¥67,696 million for fiscal 2009 due to a decline in the balance of investment of aircraft leases, as well as the foreign exchange effects of an appreciated yen. In fiscal 2009 and 2010, gains from the disposition of operating lease assets other than real estate were ¥11,426 million and ¥7,552 million, respectively, and are included in operating lease revenues.

New equipment acquisitions related to operating leases decreased 55% to ¥189,915 million compared to fiscal 2009. New equipment acquisitions by operations in Japan were down year on year by 56% to ¥161,391 million, as the result of a decrease in the purchase of real estate properties. New equipment acquisitions by overseas operations also decreased 53% year on year to ¥28,524 million, due to a decrease in the purchase of transportation equipments.

Investment in operating leases decreased 1% to ¥1,213,223 million compared to fiscal 2009. In Japan, these investments were flat compared to fiscal 2009. Overseas, these investments decreased 7% year on year, due to a decline in transportation equipments such as aircrafts and automobile leases.

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

Installment loans and investment securities

Installment loans

	As of and for the year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Interest on installment loans(1)	¥172,403	¥114,730	¥(57,673)	(33)
Japan	144,613	96,120	(48,493)	(34)
Overseas	27,790	18,610	(9,180)	(33)
New loans added	1,055,014	598,046	(456,968)	(43)
Japan	975,315	552,312	(423,003)	(43)
Overseas	79,699	45,734	(33,965)	(43)
Installment loans	3,304,101	2,464,251	(839,850)	(25)
Japan	2,967,475	2,207,943	(759,532)	(26)
Overseas	336,626	256,308	(80,318)	(24)

(1)

The balance of installment loans related to our life insurance operations are included in installment loans in the consolidated balance sheets, however, all income and losses on these loans are recorded in life insurance premiums and related investment income in the consolidated statements of income.

In Japan, although we have been focusing on loans to corporate clients in the Corporate Financial Services and Investment Banking segments, we have maintained a cautious approach for new transactions which we adopted in the second half of fiscal 2008 due to economic uncertainty. In addition, during fiscal 2010 we reduced the loans to real estate companies and changed the status of ORIX Credit (that comprised a large portion of revenues) from a consolidated subsidiary to an equity-method affiliate. As a result, revenues decreased compared to fiscal 2009 in line with the decline in the amount of installment loans outstanding. Overseas, we have also reduced new transactions due to a more cautious approach to new transactions similar to the approach we adopted in Japan. Foreign exchange effects of an appreciated yen also contributed to the decrease in revenues compared to fiscal 2009.

Interest on installment loans decreased 33% compared with fiscal 2009 to ¥114,730 million in fiscal 2010. In Japan, interest on installment loans decreased 34% compared to fiscal 2009 as presented above, and overseas, decreased 33% in fiscal 2010, primarily due to lower market interest rates in the United States, in addition to the above.

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

New loans added decreased 43% to ¥598,046 million in fiscal 2010 as compared to fiscal 2009, primarily due to our cautious approach for new transactions in Japan and overseas, and the change in the status of ORIX Credit from a consolidated subsidiary to an equity-method affiliate, in addition to the foreign exchange effects of an appreciated yen.

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

	As of March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥702,788	¥731,184	¥28,396	4
Card loans	337,403	—	(337,403)	—
Other	45,081	13,663	(31,418)	(70)

Subtotal	1,085,272	744,847	(340,425)	(31)

Corporate borrowers in Japan
Real estate companies	651,597	447,181	(204,416)	(31)
Commercial, industrial and other companies	1,097,086	904,729	(192,357)	(18)

Subtotal	1,748,683	1,351,910	(396,773)	(23)

Total (Japan)	2,833,955	2,096,757	(737,198)	(26)

Overseas corporate, industrial and other borrowers	321,162	244,521	(76,641)	(24)
Purchased loans(1)	148,984	122,973	(26,011)	(17)

Total	¥3,304,101	¥2,464,251	¥(839,850)	(25)

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

	As of March 31,
	2009	2010
	(In millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥449,705	¥348,143
Impaired loans requiring a valuation allowance	262,145	268,145
Valuation allowance(1)	89,236	100,255

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

	As of March 31,
	2009	2010
	(In millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥17,860	¥12,321
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.63%	0.58%
Provision as a percentage of average balance of installment loans(1)	0.38%	0.37%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥41,768	¥33,299
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.46%	1.57%

(1)	Average balances are calculated on the basis of fiscal quarter-end balances.

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

We make provision against losses for these homogenous loans by way of general reserves for installment loans included in the allowance for doubtful receivables. We make allowance for housing loans in Japan after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate.

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

	As of March 31, 2009
	Life insurance	Other	Total
	(In millions of yen)
Investment securities:
Trading securities	¥—	¥7,410	¥7,410
Available-for-sale debt securities	207,703	476,039	683,742
Available-for-sale equity securities	5,505	40,026	45,531
Other securities(1)	15,974	173,483	189,457

Total	¥229,182	¥696,958	¥926,140

	As of March 31, 2010
	Life insurance	Other	Total
	(In millions of yen)
Investment securities:
Trading securities	¥—	¥49,596	¥49,596
Available-for-sale debt securities	245,133	515,521	760,654
Available-for-sale equity securities	495	84,085	84,580
Held-to-maturity securities	43,732	—	43,732
Other securities(1)	1,678	163,918	165,596

Total	¥291,038	¥813,120	¥1,104,158

(1)	Other securities consist mainly of non-marketable equity securities, preferred capital shares and investment funds.

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

New securities added increased 39% to ¥519,769 million in fiscal 2010 primarily due to recovery trend in financial and capital markets and rearrangement of our investment portfolios. New securities added in Japan increased 51% in fiscal 2010. On the other hand, new securities added overseas decreased 9% primarily due to the necessity of a cautious monitoring of investment even though the financial and capital markets tend to be improved in the United States.

The balance of our investment in securities as of March 31, 2010 increased 19% to ¥1,104,158 million compared to fiscal 2009. The balance of our investment in securities in Japan increased 16% primarily due to an investment in Japanese governmental bonds by our life insurance business for the purpose of held-to-maturity and an investment in debt securities by trust banking, increasing fair value of investment in securities in accordance with recovery of domestic financial and capital markets. The balance of our investment in securities overseas also increased 44% mainly due to increasing fair value of investment in securities in accordance with recovery of financial and capital markets in the United States.

	As of March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥7,410	¥49,596	¥42,186	569
Available-for-sale securities	729,273	845,234	115,961	16
Held-to-maturity securities	—	43,732	43,732	—
Other securities	189,457	165,596	(23,861)	(13)

Total	¥926,140	¥1,104,158	¥178,018	19

Investments in trading securities increased to ¥49,596 million in fiscal 2010 primarily due to increasing balances of municipal bonds and increasing fair value of investment in securities in accordance with recovery of financial and capital markets in the United States. Investments in available-for-sale securities increased 16% in fiscal 2010 primarily due to decreased balances of debt securities containing comparatively high risk such as specified bonds issued by SPEs in Japan and increased balances of government and municipal bonds, which have relatively lower risk. As of March 31, 2010, CMBS and RMBS in available-for-sale securities in the United States were ¥63,960 million as compared to ¥72,054 million as of March 31, 2009. Our life insurance business started to invest in Japanese government bonds as held-to-maturity securities in fiscal 2010. Other securities decreased 13% in fiscal 2010 mainly due to an increase of new execution of fund investment in accordance with recovery of financial and capital markets overseas, an increase of redemption of preferred capital shares carried at cost in Japan and a decline in the value of non-marketable equity securities, preferred capital shares, and private equity funds.

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

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Brokerage commissions and net gains (losses) on investment securities:
Brokerage commissions	¥5,025	¥3,418	¥(1,607)	(32)
Net gains (losses) on investment securities	(22,301)	14,863	37,164	—
Dividends income	4,732	5,072	340	7

Total	¥(12,544)	¥23,353	¥35,897	—

We recorded brokerage commissions and net gains (losses) on investment securities of gains of ¥23,353 million in fiscal 2010, compared to losses of ¥12,544 million in fiscal 2009. Our brokerage commissions decreased 32% primarily due to the deconsolidation of ORIX Securities in January 2010. Subsequently, income from the deconsolidated business is recorded as equity in net income (loss) of affiliates. Net gains (losses) on investment securities were gains of ¥14,863 million in fiscal 2010, compared to losses of ¥22,301 million in fiscal 2009, primarily due to revaluation gains from trading debt securities in the United States in accordance with a recovery of the domestic and international financial markets. Dividends income also increased 7% to ¥5,072 million in fiscal 2010 compared to fiscal 2009, primarily due to an increase in distributions from SPEs that invest in real estate.

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

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Life insurance premiums and related investment income:
Life insurance premiums	¥115,214	¥104,133	¥(11,081)	(10)
Life insurance-related investment income	2,537	11,465	8,928	352

Total	¥117,751	¥115,598	¥(2,153)	(2)

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

Other operating revenues

	As of and for the year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Other operations:
Other operating revenues	¥289,403	¥266,397	¥(23,006)	(8)
Japan	237,076	198,604	(38,472)	(16)
Overseas	52,327	67,793	15,466	30
New assets added	76,269	24,186	(52,083)	(68)
Japan	76,269	24,186	(52,083)	(68)
Overseas	—	—	—	—
Other operating assets	189,560	186,396	(3,164)	(2)
Japan	185,872	182,022	(3,850)	(2)
Overseas	3,688	4,374	686	19

Other operating revenues decreased 8% year on year to ¥266,397 million. In Japan, revenues were down 16% to ¥198,604 million compared to ¥237,076 million in fiscal 2009, mainly due to the transfer of our consolidated subsidiary ORIX Facilities Corporation to an affiliate in fiscal 2009 and reductions in revenues from the vehicle maintenance and management services in fiscal 2010. Overseas, revenues were up 30% to ¥67,793 million, compared to ¥52,327 million during fiscal 2009, due to an increase in revenues from advisory services in the United States and from ship-related finance in Asia.

New assets added for other operating transactions were down 68% to ¥24,186 million in fiscal 2010 due to strict controls on the selection of new transactions. Other operating transactions include other operating assets and real estate for sale, such as residential condominiums and commercial real estate.

Other operating assets decreased 2% to ¥186,396 million in fiscal 2010.

Expenses

Interest expense

Interest expense declined 20% to ¥82,029 million compared to fiscal 2009. Our total outstanding short-term debt, long-term debt and deposits declined 11% to ¥5,263,104 million compared to fiscal 2009 as a result of continued reductions of our interest-bearing liabilities.

The average interest rate on our short-term debt, long-term debt and deposits in Japan, calculated on the basis of average monthly balances, decreased to 1.36% in fiscal 2010, compared to 1.39% in fiscal 2009, due to lower interest rates. The average interest rate on our short-term debt, long-term debt and deposits overseas, calculated on the basis of average monthly balances, decreased to 3.16% in fiscal 2010 from 4.23% in fiscal 2009 primarily reflecting lower interest rates in the United States. For information regarding interest rate risk, see “Item 3. Key Information—Risk Factors.”

Costs of operating leases

Costs of operating leases decreased 1% to ¥191,173 million compared to fiscal 2009. In Japan, costs of operating leases increased 3% to ¥152,971 million compared to fiscal 2009 due to increased depreciation expenses mainly caused by conservative residual value estimates, reflecting the sluggish secondary automobile market, as well as increased depreciation and other related expenses in line with an increased real estate under operating leases. Overseas, costs of operating leases decreased 14% to ¥38,202 million compared to fiscal 2009, because of a decrease in number of new transaction and the foreign exchange effects of an appreciated yen.

Life insurance costs

Life insurance costs in fiscal 2010 decreased 13% to ¥92,348 million, corresponding to a decrease in life insurance premiums.

Costs of real estate sales

To minimize risk, new land purchases have been suspended since September 2007 and new projects have been rescheduled since the fiscal year ended March 31, 2008.

Costs of real estate sales decreased 41% to ¥46,757 million compared to fiscal 2009 due to a decrease in the number of condominiums sold to buyers in Japan, and less write-downs recorded on some projects under development in fiscal 2009. We also recorded ¥10,911 million and ¥7,115 million of write-downs for fiscal 2009 and 2010. Costs of real estate sales include the upfront costs associated with advertising and creating model rooms. Margins recorded a loss of ¥6,088 million in fiscal 2010 improving from a loss of ¥7,970 million in fiscal 2009 due to aforementioned write-downs, despite a fall in profitability.

Other operating expenses

Other operating expenses were down 13% year on year to ¥149,872 million resulting from the recognition of expenses from companies in which we transferred in fiscal 2009 and correlate with the decrease in other operating revenues.

Selling, general and administrative expenses

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥130,663	¥132,150	¥1,487	1
Selling expenses	27,535	18,439	(9,096)	(33)
Administrative expenses	67,255	64,580	(2,675)	(4)
Depreciation of office facilities	3,613	3,153	(460)	(13)

Total	¥229,066	¥218,322	¥(10,744)	(5)

Employee salaries and other personnel expenses account for 61% of selling, general and administrative expenses, and the remaining portion consists of selling and other general and administrative expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2010 decreased 5% year on year, due to internal cost reduction programs, despite an increase in personnel expenses in certain subsidiaries.

Provision for doubtful receivables and probable loan losses

We make provision for doubtful receivables and probable loan losses for direct financing leases and installment loans. New provision for doubtful receivables and probable loan losses in fiscal 2010 decreased 7% as compared to fiscal 2009. Provision for direct financing leases decreased 50% compared to fiscal 2009. Provision for loans not individually evaluated for impairment decreased 26% due to a decrease in provision for card loans as a result of the change in the status of ORIX Credit from a consolidated subsidiary to an equity-method affiliate. Provision for loans individually evaluated for impairment increased 4%.

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥102,007	¥158,544	¥56,537	55
Direct financing leases	25,481	27,540	2,059	8
Loans not individually evaluated for impairment	38,445	41,768	3,323	9
Loans individually evaluated for impairment	38,081	89,236	51,155	134
Provision charged to income	76,985	71,529	(5,456)	(7)
Direct financing leases	9,524	4,807	(4,717)	(50)
Loans not individually evaluated for impairment	12,321	9,107	(3,214)	(26)
Loans individually evaluated for impairment	55,140	57,615	2,475	4
Charge-offs (net)	(19,731)	(57,797)	(38,066)	193
Direct financing leases	(7,232)	(8,744)	(1,512)	21
Loans not individually evaluated for impairment	(8,773)	(6,348)	2,425	(28)
Loans individually evaluated for impairment	(3,726)	(42,705)	(38,979)	1,046
Other(1)	(717)	(14,753)	(14,036)	1,958
Direct financing leases	(233)	366	599	(257)
Loans not individually evaluated for impairment	(225)	(11,228)	(11,003)	4,890
Loans individually evaluated for impairment	(259)	(3,891)	(3,632)	1,402
Ending balance	158,544	157,523	(1,021)	(1)
Direct financing leases	27,540	23,969	(3,571)	(13)
Loans not individually evaluated for impairment	41,768	33,299	(8,469)	(20)
Loans individually evaluated for impairment	89,236	100,255	11,019	12

(1)	Other includes foreign currency translation adjustments, amounts reclassified to discontinued operations and decrease in allowance related to sales of subsidiary.

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

Write-downs of securities

Write-downs of securities for fiscal 2010 were mainly in connection with non-marketable equity securities and preferred capital shares carried at cost. In fiscal 2010, write-downs increased 27% from ¥18,574 million in fiscal 2009 to ¥23,634 million in fiscal 2010. For information regarding the impairment of investment in securities, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates” and Note 9 of “Item 18. Financial Statements.”

Foreign currency transaction loss (gain), net

We recognized a foreign currency transaction net loss in the amount of ¥943 million in fiscal 2010. For information on the impact of foreign currency fluctuations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Equity in net income (loss) of affiliates

Equity in net income (loss) of affiliates was a gain of ¥8,364 million, up from a loss of ¥40,458 million in fiscal 2009. The loss recorded in fiscal 2009 was due to the write-downs stemming from the deteriorated financial condition and decreases in share prices of equity-method affiliates in Japan. In fiscal 2010, the recorded gain was due to contributions from overseas equity method affiliates, despite an affiliate having filed for protection under the Corporate Rehabilitation Law. Net income from residential condominiums developed through certain joint ventures in Japan decreased to ¥3,567 million from ¥12,527 million for fiscal 2009.

For discussion of investment in affiliates, see Note 12 of “Item 18. Financial Statements.”

Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net

Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net was ¥17,519 million in fiscal 2010, up from a loss of ¥1,686 million in fiscal 2009, chiefly due to the gain on the sales of the portion of the ownership interest of ORIX Credit transferred and the remeasurement to fair value of the interest retained by us and the gain on the sale of ORIX Securities by means of a share exchange for a stake in Monex Group in fiscal 2010, as well as the absence of loss on our shareholdings in The Fuji Fire and Marine Insurance Co., Ltd (“Fuji Fire”) resulting from the dilution caused by the issuance and sale of shares to a third party which were recorded in fiscal 2009.

Provision for income taxes

Provision for income taxes in fiscal 2010 was ¥22,394 million, compared to a reversal of ¥2,598 million mainly due to the effects of the revision of the Japanese taxation system in fiscal 2009.

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

For discussion of income taxes, see Note 16 in “Item 18. Financial Statements.”

Discontinued operations

We apply ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes operating results of any component of an entity with its own identifiable operations and cash flow and in which operations we will not have significant continuing involvement. Income from discontinued operations, net refers to net income from the sale or disposal by sale of subsidiaries, business units and real estate under operating leases in which we no longer have significant continuing involvement. Discontinued operations, net of applicable tax effect, decreased 5% compared to fiscal 2009 to ¥8,738 million in fiscal 2010 primarily due to lower gains on sales of real estate under operating leases in Japan.

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

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment Revenues(1):
Corporate Financial Services	¥116,352	¥98,063	¥(18,289)	(16)
Maintenance Leasing	242,572	226,179	(16,393)	(7)
Real Estate	303,030	215,001	(88,029)	(29)
Investment Banking	72,868	73,422	554	1
Retail	181,997	155,491	(26,506)	(15)
Overseas Business	167,635	185,906	18,271	11

Total	1,084,454	954,062	(130,392)	(12)

Difference between Segment Total and Consolidated Amounts	(51,968)	(41,768)	10,200	—

Total Consolidated Revenues	¥1,032,486	¥912,294	¥(120,192)	(12)

(1)	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment Profits(1):
Corporate Financial Services	¥(10,702)	¥(18,983)	¥(8,281)	—
Maintenance Leasing	28,015	23,307	(4,708)	(17)
Real Estate	59,185	138	(59,047)	(100)
Investment Banking	(74,217)	(2,848)	71,369	—
Retail	9,573	31,104	21,531	225
Overseas Business	20,066	37,142	17,076	85

Total	31,920	69,860	37,940	119

Difference between Segment Total and Consolidated Amounts	(19,885)	(15,267)	4,618	—

Total consolidated income before income taxes and discontinued operations	¥12,035	¥54,593	¥42,558	354

(1)

We evaluate the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2009	2010	Amount	Percent (%)
	(In millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥1,527,317	¥1,178,879	¥(348,438)	(23)
Maintenance Leasing	612,351	515,716	(96,635)	(16)
Real Estate	1,833,653	1,677,402	(156,251)	(9)
Investment Banking	507,066	472,705	(34,361)	(7)
Retail	1,448,804	1,578,758	129,954	9
Overseas Business	949,852	860,815	(89,037)	(9)

Total	6,879,043	6,284,275	(594,768)	(9)

Difference between Segment Total and Consolidated Amounts	1,490,693	1,455,525	(35,168)	(2)

Total consolidated assets	¥8,369,736	¥7,739,800	¥(629,936)	(8)

Corporate Financial Services Segment

This segment is involved in lending, leasing, commission business for the sale of financial products, and environment-related businesses.

The economic environment surrounding SMEs, our main client base, remains severe. Although the number of corporate bankruptcies has decreased compared to fiscal 2009, the trend has still hovered at a high rate. Given this condition, we have restricted the number of new transactions and have focused on reducing assets, particularly loans to real estate companies. As a result, segment revenues decreased 16% to ¥98,063 million compared to ¥116,352 million during fiscal 2009.

Segment expenses decreased compared to fiscal 2009 resulting from a decline in interest expense, selling, general and administrative expenses, and provision for doubtful receivables and probable loan losses. However, this reduction did not completely offset the decrease in revenues. In addition, although the level of provision for doubtful receivables and probable loan losses remained high, new occurrences of non-performing assets have declined significantly since peaking in the third quarter of fiscal 2009. As a result, the segment recorded a loss of ¥18,983 million compared to a loss of ¥10,702 million in fiscal 2009.

Segment assets decreased 23% to ¥1,178,879 million compared to March 31, 2009 due to a decline in the balances of investment in direct financing leases and installment loans.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing, and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

The automobile leasing business was faced with a sluggish secondary auto market in addition to weakened demand from a continued decrease in corporate spending on vehicles and broader cost reduction efforts. In the precision measuring and other equipment rental business, demand has decreased in line with declining capital expenditure due to the economic downturn.

Despite the severe operating environment, the Maintenance Leasing segment has maintained relatively stable revenues by capitalizing on our position as the industry-leader in terms of market share and by providing high value-added services. Segment revenues decreased 7% to ¥226,179 million compared to ¥242,572 million during fiscal 2009.

Also, selling, general and administrative expenses were down as a result of internal cost reduction programs. However, the decrease in segment expenses was minimal due to increased depreciation expenses mainly caused by conservative residual value estimates, reflecting the sluggish secondary auto market. As a result, segment profits decreased 17% to ¥23,307 million compared to ¥28,015 million during fiscal 2009.

Segment assets were down 16% to ¥515,716 million compared to March 31, 2009 due to a decrease in new transactions from weakening demand and the sales of low performing assets.

Real Estate Segment

This segment consists of development and rental of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, real estate investment and advisory services, and real estate finance.

In the office building and commercial real estate development and rental business, the segment has focused on attracting tenants by capitalizing on its leasing expertise and maintaining yields by increasing property values as average rents have continued to decrease. Gains on sales of real estate under operating leases decreased significantly as sales of rental properties under operating leases were held back compared to fiscal 2009 in the still-weak real estate market, although signs of market recovery are starting to emerge.

There is upward momentum in the condominium market as contract rates increase while inventory adjustment continued. However, profits from the condominium development business have decreased due to a decline in the total number of condominiums as a result of limiting new developments since the second half of 2007 due to weak demand. Furthermore, revenues and expenses from facilities management services declined as a result of the sale of 100% of ORIX Facilities Corporation shares to DAIKYO INCORPORATED in March 2009.

In the real estate finance business, revenues decreased as a result of asset reductions and limited new transactions. Expenses increased compared to fiscal 2009 in line with an increase in provision for doubtful receivables and probable loan losses mainly from non-recourse loans and the recognition of write-downs on securities

As a result, segment revenues decreased 29% to ¥215,001 million compared to ¥303,030 million in fiscal 2009. Despite decreased segment expenses, segment profits decreased 100% to ¥138 million compared to ¥59,185 million during fiscal 2009 due to a significant decline in equity in net income (loss) of affiliates related to condominium development joint ventures in addition to the abovementioned drastic decrease in gains on sales of real estate under operating leases.

Segment assets declined 9% to ¥1,677,402 million compared to March 31, 2009 due to a decrease in the balances of installment loans, investment in securities and inventories related to the condominium development business.

Investment Banking Segment

This segment consists of loan servicing (asset recovery), principal investment, M&A advisory, venture capital and securities brokerage.

Segment revenues increased 1% to ¥73,422 million compared to ¥72,868 million in fiscal 2009 due to improved gains on investment securities in the principal investment business.

Segment expenses decreased compared to fiscal 2009 resulting from a decline in selling, general and administrative expenses and write-downs of securities. Despite a loss being recorded due to JOINT

CORPORATION’s filing for protection under the Corporate Rehabilitation Law, the amount of loss recorded for equity in net income (loss) of affiliates improved compared to fiscal 2009 when significant write-downs were recorded.

As a result, the segment recorded a loss of ¥2,848 million compared to a loss of ¥74,217 million in fiscal 2009. Segment losses are steadily recovering from the bottom in the third quarter of fiscal 2009.

Segment assets decreased 7% to ¥472,705 million compared to March 31, 2009 due to a decrease in the balances of installment loans.

Retail Segment

This segment consists of the life insurance operations, the trust and banking business, and the card loan business and the online securities brokerage business operated by affiliates.

Deposits increased steadily in the trust and banking business as the domestic trend toward individual savings over investment continued. Even in the turbulent real estate market, there is still a strong demand for mortgages for rental condominiums for investment purposes, a main driver of the mortgage loan business. Also, trust and banking business profits increased compared to fiscal 2009 as a result of the trust and banking business steadily increasing its corporate loan balance under a strategy of strengthening its corporate finance operations.

In the life insurance business, sales performance has remained strong due to increased contracts for new products despite intensifying competition as the product lineup of high-demand “third sector” insurance (medical and cancer insurance) has diversified. In addition, life insurance related investment income has significantly improved compared to fiscal 2009 due to market recovery.

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

Segment revenues decreased 15% to ¥155,491 million compared to ¥181,997 million in fiscal 2009, due to the change in status of the card loan and online securities brokerage businesses to equity-method affiliates. Segment expenses such as life insurance costs and provision for doubtful receivables and probable loan losses have also decreased. Segment profits more than tripled to ¥31,104 million compared to ¥9,573 million in fiscal 2009 due to significant contributions from gains on sales of subsidiaries.

Segment assets increased 9% to ¥1,578,758 million compared to March 31, 2009 due to increased assets in the trust and banking and life insurance businesses, although the balance of installment loans from the card loan business decreased.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations in the U.S., Asia, Oceania and Europe.

Despite a moderate economic recovery in the United States as demonstrated by improvement in the bond and equity markets, and to a lesser extent, recovery in consumer spending, the housing markets still face challenges and require continued observation. The Asian region, especially China, is showing a strong recovery.

Segment revenues were up 11% to ¥185,906 million compared to ¥167,635 million in fiscal 2009. In the United States, net gains on investment securities and fee income from Houlihan, Lokey, Inc increased. In Asia and Oceania, revenues from operating and direct financing leases decreased mainly as a result of stringent selection of new transactions in the first half of the fiscal 2010.

Segment expenses were flat year on year as decreases in interest expenses and costs of operating leases were offset by increases in provision for doubtful receivables and probable loan losses and selling, general and administrative expenses.

Segment profits increased 85% to ¥37,142 million compared to ¥20,066 million in fiscal 2009 due to the abovementioned factors in addition to profits recognized in the principal investment business in Asia and Oceania.

Segment assets decreased 9% to ¥860,815 million compared to March 31, 2009 as a result of decreased investment in direct financing leases and installment loans.

LIQUIDITY AND CAPITAL RESOURCES

Overview

We require capital resources for working capital and investment and lending in our businesses. In setting funding strategies we prioritize funding stability and maintaining adequate liquidity to minimize the effects of volatility in financial markets. In preparing our management plan, we adapt asset structure and size in light of expected cash flows, asset liquidity and our own liquidity situation. In actual implementation, we adjust our funding plans at times in accordance to changes in external environments and funding necessities based on our business activities, and maintain flexible funding activities.

To help ensure adequate stability and reduce liquidity risk, we have sought to diversify our funding resources, promote longer liability maturities and stagger interest and principal repayment dates. We have also sought to maintain committed credit facilities from a stable base of financial institutions.

Our efforts in fiscal 2011 included:

•	Diverse funding resources:

•	Maintaining a balance between direct financing and borrowings from financial institutions;

•	Continuing to foster relationships with a diverse range of over 200 financial institutions;

•	Utilizing our senior debt shelf registration in the United States to continuously access the U.S. capital markets;

•	Issuing Chinese Yuan denominated medium-term notes (MTNs) in Hong Kong and Malaysia Ringgit denominated MTNs in Malaysia; and

•	Engaging in continuous issuances of asset backed securities;

•	Longer maturities and dispersed repayment dates:

•	Completing multiple domestic and overseas issuances of long-term bonds; and

•	Continuing to reduce short-term liabilities, such as commercial paper (CP); and

•	Committed credit facilities from financial institutions:

•	Procuring ¥464,432 million in committed credit facilities as of March 31, 2011; and

•	Establishing a multi-currency commitment line for overseas subsidiaries.

In addition to the strategies described above, we also emphasize risk management including assets and liabilities management and risk management relating to fund procurement. For more information regarding our risk management, see “Risk Management” under this Item 5.

Financing Activities and Fund Management

Our funding mainly consists of borrowings from financial institutions, funding from capital markets and deposits. We maintain a flexible funding strategy and monitor domestic and foreign financial market conditions in our financing activities. Beginning in fiscal 2011, we applied new accounting standards regarding the consolidation of VIEs. (see Note 11 of “Item 18. Financial Statements”). As a result, total debt includes a much larger balance of payables under securitized leases, loan receivables and investment in securities as compared to fiscal 2010. The structure of our funding excluding the effect of the consolidation of VIEs has been stable.

Funding Structure as of March 31, 2010 and 2011

	As of March 31, 2010
	Amount	Percent (%)	Adjustment(1) (to be deducted)	Adjusted Amount(2)	Adjusted Percent (%)(2)
	(In million of yen, except for percentage data)
Borrowings from financial institutions	¥2,585,611	49	¥—	¥2,585,611	51
Funding from capital markets	1,824,224	35	(202,224)	1,622,000	32
Deposits	853,269	16	—	853,269	17

Total	¥5,263,104	100	¥(202,224)	¥5,060,880	100

	As of March 31, 2011
	Amount	Percent (%)	Adjustment(1) (to be deducted)	Adjusted Amount(2)	Adjusted Percent (%)(2)
	(In million of yen, except for percentage data)
Borrowings from financial institutions	¥2,360,934	39	¥—	¥2,360,934	47
Funding from capital markets	2,648,967	44	(1,018,190)	1,630,777	32
Deposits	1,065,175	17	—	1,065,175	21

Total	¥6,075,076	100	¥(1,018,190)	¥5,056,886	100

(1)	This amount represents the balance of payables under securitized leases, loan receivables and investment in securities as of the date indicated above.
(2)	The amounts and percentages are non-GAAP financial measures. For a discussion of this and other non-GAAP financial measures, see “Non-GAAP Financial Measures” under this Item 5.

As a part of our efforts to promote longer liability maturities and further diversification of our funding resources, during fiscal 2011 we issued various types of longer-term debt securities, including domestic straight bonds for institutional investors, domestic straight bonds for individual investors, U.S. dollar-denominated senior notes under our SEC-registered shelf for global investors and domestic and overseas notes, including our first Chinese Yuan-denominated notes in the capital markets in Hong Kong and Ringgit-denominated notes in Malaysian capital markets. Corporate bond markets outside Japan showed improved liquidity in fiscal 2011, spreads have tightened in Japan and the cost of funding has remained stable at modest levels. We also continue to pursue a balance among borrowings from financial institutions, funding from capital markets, and deposits, and to issue bonds and MTNs with close attention to trends in capital markets.

Our ratio of long-term debt to total debt (excluding deposits) was 87% as of March 31, 2010 and 90% as of March 31, 2011. On an adjusted basis, our ratio of long-term debt to total debt (excluding deposits) was 86% as of March 31, 2010 and 88% as of March 31, 2011. This ratio is a non-GAAP financial measure presented on an adjusted basis which excludes payables under securitized leases, loan receivables and investment in securities. For a discussion of this and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP measure, see “Non-GAAP Financial Measures” under this Item 5.

Although we obtain our capital resources primarily in Japan, we are expanding our funding activities in overseas markets in line with the growth of our overseas assets.

Our main domestic and foreign subsidiaries produce annual financial plans in consultation with our management, and we monitor the management of funds as necessary. We employ a cash management system for supplying to, and absorbing capital efficiently from, our domestic subsidiaries, concentrating the management of domestic cash flow for the Group at ORIX. Our overseas subsidiaries conduct local funding activities and also receive loans from ORIX, in response to market and business conditions where each subsidiary is located. Procured funds provide the resources for acquiring assets or repaying liabilities including debt for the relevant subsidiary.

Ratings

We obtain credit ratings for our issued securities. As of the date of this filing, our domestic unsecured straight bonds and our Euro Medium-Term Note Program (Euro MTN Program) were rated “A” by Rating and Investment Information, Inc. (R&I) and “A” by Japan Credit Rating Agency, Ltd. (JCR). Standard & Poor’s has assigned A- to our long-term senior debt securities and counterparty credit ratings, and Moody’s has assigned an A3 to our long-term unsecured debt securities and long-term issuer rating. Our domestic CP is rated “a-1” by R&I and “J-1” by JCR.

Sources of Liquidity

Borrowings from Financial Institutions

ORIX Group’s borrowings are procured from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2011, the number of financial institutions from which we procured borrowings exceeded 200. We have promoted regular face to face communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. As of March 31, 2010 and March 31, 2011, short-term debt from financial institutions was ¥271,234 million and ¥297,835 million, respectively, while long-term debt was ¥2,314,377 million and ¥2,063,099 million, respectively.

As is typical in Japan, contracts for borrowings from Japanese banks and insurance companies contain clauses which require us to pledge assets upon request by the lender when it is considered reasonably necessary for the preservation of their claims. In addition, in certain bank loan agreements, the bank is assigned the right to offset deposits with any debt for which payment is due, and, under certain conditions, such as default, the bank has the right to offset all our debt with deposits. Whether or not such provision is actually applied depends upon the actual circumstances at that time. As of the time of filing we have not received any such demand from any lender.

Committed Credit Facilities

We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions as a means for securing liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2010 and March 31, 2011 was ¥426,729 million and ¥464,432 million, respectively. Of these figures, the available amount as of March 31, 2010 and March 31, 2011 was ¥385,892 million and ¥410,447 million, respectively. A part of the facilities are arranged to be drawn down in foreign currencies by ORIX and certain of our subsidiaries. The decision to enter into a committed credit facility is made based on factors including our balance of cash and repayment schedules of short-term debts such as CP.

Some of these committed credit facility agreements include financial covenants, such as the maintenance of a minimum ORIX Corporation shareholders’ equity ratio and specified credit ratings. In addition, the majority of our committed credit facilities require the relevant obligor to represent and warrant that there has been no material negative change in its financial condition, among other factors since the date of agreement. As of March 31, 2011, we are in compliance with all of our financial covenants and have been able to make the necessary representations and warranties concerning our financial condition.

Debt from the Capital Markets

Our debt from capital markets is mainly composed of bonds including convertible bonds, CP, MTNs and securitization of leases, loan receivables and investment in securities.

Bonds

We regularly issue straight bonds domestically and internationally as part of our strategy to diversify our funding sources and maintain longer liability maturities. Domestic straight bond issuances are divided mainly into bonds for institutional investors and bonds for individual investors. As of March 31, 2010 and March 31, 2011, the balance of straight bonds issued by ORIX for domestic institutional investors was ¥564,300 million and ¥524,300 million, respectively, while the balance of straight bonds issued by ORIX for individual investors was ¥383,000 million and ¥490,000 million, respectively. The balance of bonds issued by domestic subsidiaries as of March 31, 2010 and March 31, 2011 was ¥6,779 million and ¥4,415 million, respectively. We may offer straight bonds in the U.S. capital markets using our universal shelf registration statement (Form F-3) filed with SEC. The balance of straight bonds issued outside Japan, which includes SEC-registered U.S. dollar-denominated straight bonds, was ¥74,915 million and ¥158,867 million as of March 31, 2010 and March 31, 2011, respectively. In addition, we issued convertible bonds. The balance of the convertible bonds as of March 31, 2010 and March 31, 2011 was ¥186,365 million and ¥184,207 million, respectively.

During fiscal 2011, in response to improved liquidity in the domestic and international bonds markets as compared to fiscal 2010, we issued ¥420,000 million of straight bonds in Japan and $1,150 million of straight bonds overseas. We plan to continue to issue straight bonds in a balanced manner to institutional and individual investors both inside and outside Japan in line with our strategies of maintaining longer maturities and diversified funding sources.

CP

We have promoted CP as one of direct finance resources, and have successfully obtained a diverse range of investors such as investment trusts, life insurance companies, casualty insurance companies and other financial institutions, as well as private corporations. The date of issuance and the terms are spread out over time so as to avoid significant overlap. The balance of outstanding CP as of March 31, 2010 and March 31, 2011 was ¥282,781 million and ¥180,798 million, respectively. Although the CP market has been favorable for issuance, we have opted to maintain our CP balance at a relatively reduced level due to lingering concerns of the financial markets.

MTN

In addition to our straight bonds we also regularly offer MTNs. We have sought to increase our overseas funding resources beyond borrowing from local financial institutions through establishing and maintaining a Euro MTN program. Currently, ORIX and three overseas subsidiaries are participants in a Multi-Issuer Euro MTN program with a maximum issuance limit of $4,000 million. MTNs were offered to meet the funding demand of the issuers of ORIX Group under the guideline formed by the Treasury Department of ORIX Corporation. Our MTNs are composed of MTNs under the Multi-Issuer Euro MTN program and ones outside the program. During fiscal 2011, we also issued CNY 400 million aggregate principal amount of Chinese Yuan-denominated notes in the capital markets in Hong Kong. Outside of the MTN program we issued MYR 150 million aggregate principal amount of Ringgit-denominated notes in Malaysian capital markets.

The total balance of MTNs issued as of March 31, 2010 and March 31, 2011 was ¥123,860 million and ¥88,190 million, respectively, of which a total of ¥55,681 million and ¥41,698 million, respectively, were issued by foreign subsidiaries.

Securitization

We securitize leases, loan receivables and investment in securities, primarily in Japan. We also invest in CMBS in the United States while acting as servicer or asset manager for the underlying assets. Due to application of new accounting standards relating to the consolidation of VIEs (see Note 11 of “Item 18. Financial Statements”) in fiscal 2011, the balance of payables under securitized leases, loan receivables and investment in securities has drastically increased as compared to fiscal 2010. The total amount of securitized assets as of March 31, 2010 and March 31, 2011 was ¥202,224 million and ¥1,018,190 million, respectively.

Deposits

ORIX Trust and Banking Corporation, ORIX Savings Bank and ORIX Asia Limited each accept deposits. Located in Korea, ORIX Savings Bank has become a subsidiary of ORIX in December 2010 and has changed its name from PUREUN2 Mutual Savings Bank.

The majority of deposits are attributable to ORIX Trust and Banking Corporation, which has continued to expand its deposits during fiscal 2011. The deposit balances of ORIX Trust and Banking Corporation as of March 31, 2010 and March 31, 2011 were ¥851,529 million and ¥1,018,918 million, respectively. The balance increased by ¥167,389 million from that of fiscal 2010. The balance of deposits has steadily increased in recent years.

Short-term and long-term debt and deposits

Principally due to application of the new accounting standards relating to the consolidation of VIEs (see Note 11 of “Item 18. Financial Statements”) beginning on April 1, 2010, short and long-term debt increased by ¥829,420 million during fiscal 2011.

Short-term Debt

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Short-term debt:
Borrowings from financial institutions	¥271,234	¥297,835	¥26,601	10
Commercial paper	282,781	180,798	(101,983)	(36)
Medium-term notes	19,550	—	(19,550)	(100)

Total short-term debt	¥573,565	¥478,633	¥(94,932)	(17)

The above table includes the following liabilities of consolidated VIEs as of March 31, 2011 for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries (excluding VIEs).

Borrowings from financial institutions: ¥1,847 million

Short-term debt as of March 31, 2011 was ¥478,633 million, representing 10% of the total amount of the total debt liabilities as of March 31, 2011, while the ratio was 13% of total debt liabilities as of March 31, 2010. As of March 31, 2011, 62% of the short-term debt was borrowings from financial institutions.

Long-term debt

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Long-term debt:
Borrowings from financial institutions	¥2,314,377	¥2,063,099	¥(251,278)	(11)
Bonds	1,215,359	1,361,789	146,430	12
Medium-term notes	104,310	88,190	(16,120)	(15)
Payable under securitized leases, loan receivables and investment in securities	202,224	1,018,190	815,966	403

Total long-term debt	¥3,836,270	¥4,531,268	¥694,998	18

The above table includes the following liabilities of consolidated VIEs (as of March 31, 2011) for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries (excluding VIEs).

Borrowings from financial institutions: ¥138,552 million

Bonds: ¥3,300 million

Payable under securitized leases and loan receivables: ¥1,018,190 million

Long-term debt as of March 31, 2011 was ¥4,531,268 million, representing 90% of the total amount of the total debt liabilities as of March 31, 2011, while the ratio was 87% of total debt liabilities as of March 31, 2010. Borrowings from financial institutions comprised 46% of the long-term debt as of March 31, 2011.

Approximately 60% of the interest paid on long-term debt in fiscal 2011 was fixed rate interest, with the remainder being floating rate interest based mainly on TIBOR or LIBOR.

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

Deposits

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(In millions of yen, except percentage data)
Deposits	¥853,269	¥1,065,175	¥211,906	25

VIEs did not have any deposits as of March 31, 2011.

For further information with respect to deposits, see Note 15 of “Item 18. Financial Statements.”

CASH FLOWS

In addition to cash required for the payment of operating expenses such as selling, general and administrative expenses, as a financial services company our primary uses of cash are for:

•	payment and repayment of interest on and principal of short-term and long-term debt; and

•	purchases of lease equipment, installment loans made to customers, investment in securities and cash outlays for real estate development projects.

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

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

In fiscal 2011, cash and cash equivalents increased by ¥93,040 million to ¥732,127 million compared to March 31, 2010.

Cash flows from operating activities provided ¥212,380 million in fiscal 2011, up from ¥209,311 million in fiscal 2010, resulting from an increase in net income and a decrease in other receivables compared to fiscal 2010, in addition to the adjustment of net income such as depreciation and amortization, provision for doubtful receivables and probable loan losses and equity in net income of affiliates (excluding interest on loans).

Cash flows from investing activities provided ¥251,598 million in fiscal 2011 having provided ¥432,788 million during fiscal 2010. This change was due to increases in purchases of leasing equipment and available-for-sale securities, and a decrease in sales of subsidiaries, net of cash disposed during fiscal 2011.

Cash flows from financing activities used ¥363,590 million in fiscal 2011, having used ¥466,924 million during fiscal 2010. This change was due to an increase in funding through liabilities during fiscal 2011.

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

In fiscal 2010, cash and cash equivalents increased by ¥179,118 million to ¥639,087 million compared to March 31, 2009.

Cash flows from operating activities provided ¥209,311 million in fiscal 2010, down from ¥308,779 million in fiscal 2009. This change was a result of a decrease in new investment in for-sale real estate, such as condominiums; an increase in trading securities; and adjustments of net income, such as depreciation and amortization, provision for doubtful receivables and probable loan losses and equity in net income (loss) of affiliates (excluding interest on loans), despite an increase in net income compared to fiscal 2009.

Cash flows from investing activities provided ¥432,788 million in fiscal 2010, up from ¥171,183 million in fiscal 2009. This change was due to decreases in purchases of lease equipment and installment loans made to customers, reflecting a policy of stringent selection of new transactions, as well as a positive return on investments in connection with the sales of subsidiaries, net of cash disposed, during fiscal 2010.

Cash flows from financing activities used ¥466,924 million in fiscal 2010, compared with ¥334,587 million used during fiscal 2009. This change was due to a reduction of interest-bearing debt even though we raised new capital through an issuance of new shares in fiscal 2010, in line with our policy to enhance financial stability.

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2011, we had commitments for the purchase of equipment to be leased in the amount of ¥11,423 million. For information on commitments, guarantees and contingent liabilities, see Note 31 of “Item 18. Financial Statements.”

OFF—BALANCE SHEET ARRANGEMENTS

USE OF SPECIAL PURPOSE ENTITIES

We periodically securitize lease receivables and loan receivables. These securitizations allow us to access the capital markets, provide us with alternative sources of funding and diversify our investor base and help us to mitigate, to some extent, credit risk associated with our customers and risk associated with fluctuations in interest rates.

In the securitization process, the assets for securitization are sold to SPEs, which issue asset-backed securities to investors. SPEs can be structured to be bankruptcy-remote, and, if structured in this manner (and subject to certain other conditions) the assigned assets used to be removed from the balance sheet. However, from April 1, 2010, we started applying Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)), which requires us to consolidate many SPEs that had not been previously consolidated. In managing our business, we assume that if we conduct securitization we will be required to consolidate almost all of our SPEs based on these new accounting standards.

We expect to continue to utilize SPE structures for securitization of assets. For further information on our securitization transactions, see Note 10 of “Item 18. Financial Statements.”

Investment Products

We provide investment products to our customers that employ a contractual mechanism known in Japan as a kumiai, which is in effect a type of SPE. We arrange and market kumiai products to investors as a means to finance the purchase of aircraft, ships or other large-ticket items to be leased to third parties. A portion of the funds necessary to purchase the item is contributed by such investors, while the remainder is borrowed by the kumiai from one or more financial institutions in the form of a non-recourse loan. The kumiai investors (and any lenders to the kumiai) retain all of the economic risks and rewards in connection with the purchase and leasing activities of the kumiai, and all related gains or losses are recorded on the financial statements of investors in the kumiai. We are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. Fee income for arranging and administering these transactions is recognized in our consolidated financial statements. In kumiai transactions, we do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE and, accordingly, their assets are not reflected on our consolidated balance sheet.

Other Financial Transactions

We occasionally enter into loans, leases, or equity or other investments in SPEs in connection with finance transactions related to aircrafts, ships and real estate, as well as transactions involving investment funds, in addition to real estate purchases and development projects. All transactions involving use of SPE structures are evaluated to determine if we hold a variable interest that would result in our being defined as the primary beneficiary of the SPE pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”). When we are considered to own the primary beneficial interest in the SPEs, the SPEs are fully consolidated into our consolidated financial statements. In all other circumstances our loan, lease, equity or other investments are recorded on our consolidated balance sheets as appropriate.

See Note 11 of “Item 18. Financial Statements” for further information concerning our SPEs and the effect of ASC 810 on our results of operations or financial position.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

TREND INFORMATION

See the discussion under “—Results of Operations” and “—Liquidity and Capital Resources.”

COMMITMENTS

The table below sets forth the maturities of guarantees and other commitments as of March 31, 2011.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Commitments:
Guarantees	¥252,533	¥61,995	¥50,709	¥26,286	¥113,563
Committed credit lines and other	213,261	106,364	65,297	37,418	4,182

Total commercial commitments	¥465,814	¥168,359	¥116,006	¥63,704	¥117,745

A subsidiary in the United States is authorized to underwrite, originate, fund and service multi-family and senior housing loans without prior approval from the Federal National Mortgage Association (“Fannie Mae”) under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risks or the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥166,936 million as of March 31, 2011.

The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae, including among others, that: the mortgage meets Fannie Mae requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty was breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae for any related losses incurred. The subsidiary has no such repurchase claims through March 31, 2011.

For a discussion of commitments, guarantee and contingent liabilities, see Note 31 of “Item 18. Financial Statements.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the maturities of contractual cash obligations as of March 31, 2011.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(In millions of yen)
Contractual cash obligations:
Deposits	¥1,065,175	¥668,000	¥232,116	¥165,059	¥—
Long-term debt	4,531,268	1,241,942	2,157,344	886,962	245,020
Operating leases	29,889	3,587	5,889	4,029	16,384
Unconditional purchase obligations of lease equipments	11,423	11,416	7	—	—
Unconditional non-cancelable contracts for computer systems	442	382	60	—	—
Interest rate swaps:
Notional amount (floating to fixed)	182,962	42,129	64,388	68,151	8,294
Notional amount (fixed to floating)	96,299	2,000	—	91,299	3,000

Total contractual cash obligations	¥5,917,458	¥1,969,456	¥2,459,804	¥1,215,500	¥272,698

Other items excluded from the above table are short-term debt, security deposits, trade notes and accounts payable and policy liabilities. The amounts of such items were ¥478,633 million, ¥128,097 million, ¥304,354 million and ¥398,265 million, respectively, as of March 31, 2011. For information on pension plans and derivatives, see Notes 17 and 28 of “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.

For a discussion of debt and deposit-related obligations, see Notes 14 and 15 of “Item 18. Financial Statements.”

RECENT DEVELOPMENTS

NEW ACCOUNTING PRONOUNCEMENTS

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”), which was codified by Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)), was issued. This Update removes the concept of a qualifying special-purpose entity and removes the exception from applying ASC 810-10 (“Consolidation-Variable Interest Entities”) to variable interest entities that are qualifying special-purpose entities. This Update also modifies the financial-components approach used in ASC 860 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset.

Furthermore, in June 2009, FASB Statement No. 167 (“Amendment of FASB Interpretation No. 46(R)” (“FIN 46(R)”)), which was codified by Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)), was issued. This Update requires an enterprise to perform qualitative analysis to identify the primary beneficiary. An enterprise that has both of the following characteristics is considered to be the primary beneficiary who shall consolidate a variable interest entity:

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

These Updates are effective as of the beginning of the fiscal year that begins after November 15, 2009, for interim periods within that fiscal year, and for fiscal years and interim periods thereafter. The Company and its subsidiaries adopted these Updates on April 1, 2010. The effects of adopting these Updates on the Company and its subsidiaries’ financial conditions at the initial adoption date was an increase of ¥1,147 billion on total assets, an increase of ¥1,169 billion on total liabilities and a decrease of ¥22 billion on retained earnings, net of tax, respectively, in the consolidated balance sheets. For more information, see Note 11 of “Item 18. Financial Statements.”

In January 2010, Accounting Standards Update 2010-06 (“Improving Disclosures about Fair Value Measurements” —ASC 820 (“Fair Value Measurements and Disclosures”)) was issued. This Update improves existing disclosures and adds new disclosures. Certain disclosures in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Early adoption is permitted. Other disclosures are effective for interim and annual reporting periods beginning after December 15, 2009 and the Company and its subsidiaries adopted those other disclosure requirements for the period ended March 31, 2010. The adoption did not and will not have a material effect on the Company and its subsidiaries’ results of operation or financial position.

In February 2010, Accounting Standards Update 2010-10 (“Amendments for Certain Investment Funds—ASC 810 (“Consolidation”)”) was issued. ASU 2010-10 defers adoption of FASB Statement No. 167 (“Amendment of FASB Interpretation No. 46(R)”) which was codified by ASU 2009-17 (ASC 810 (“Consolidation”)) for a reporting entity’s interest in an entity:

•	That has all the attributes of an investment company or

•	For which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.

The amendments in ASU 2010-10 are effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period. The Company and its subsidiaries adopted the Update on April 1, 2010. The adoption did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2010, Accounting Standards Update 2010-20 (“Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit losses” —ASC 310 (“Receivables”)) was issued. This Update enhances disclosures about the credit quality of financing receivables and the allowance for credit losses by requiring an entity to provide disaggregated information by portfolio segment or class of financing receivables, credit quality indicators, past due information, and information about modifications of its financing receivables, and other information. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010 and the Company and its subsidiaries adopted these disclosure requirements for the period ended December 31, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this Update has and will have no effect on the Company and its subsidiaries’ results of operations or financial position. In April 2011, Accounting Standards Update 2011-02 (“A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” —ASC 310 (“Receivables”)) was issued. This Update clarifies the guidance on a creditor’s evaluation of whether a restructuring constitutes a troubled debt restructuring. Additionally, this Update requires entities to disclose certain information about troubled debt restructuring, which was deferred by the adoption of Accounting Standards Update 2011-01 (“Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20” —ASC 310 (“Receivables”)). This Update is effective for the interim or annual period beginning on or after June 15, 2011 and should be applied retrospectively to restructurings occurring on or after the beginning of the annual period of adoption. Early adoption is permitted. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

In October 2010, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” —ASC 944 (“Financial Services—Insurance”)) was issued.

This Update modifies the current definition of the types of costs relating to the acquisition of new and renewal insurance contracts that can be deferred as deferred acquisition costs, and specifies that only certain costs related directly to the successful acquisition of new or renewal insurance contracts should be deferred. In accordance with the amendment in this Update, an advertising cost which does not meet certain capitalization criteria, and a cost relating to unsuccessful contract acquisition, should be charged to expense as incurred.

The Update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011 and should be applied prospectively. Retrospective application to all prior periods presented upon the date of adoption, and early adoption are permitted. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

In December 2010, Accounting Standards Update 2010-28 (“When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” —ASC 350 (“Goodwill and Other”)) was issued.

This Update modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For these reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. Any resulting goodwill impairment should be recorded as a cumulative effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the Update should be included in earnings.

The Update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Early adoption is not permitted.

The adoption will not have a material effect on the Company and its subsidiaries’ consolidated results of operations or financial position.

In December 2010, Accounting Standards Update 2010-29 (“Disclosure of Supplementary Pro Forma Information for Business Combinations” —ASC 805 (“Business Combinations”)) was issued.

This Update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.

The Update is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted.

This Update only relates to certain disclosure requirements and its adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In May 2011, Accounting Standards Update 2011-04 (“Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” —ASC 820 (“Fair Value Measurement”)) was issued. This Update is intended to result in a consistent definition of fair value and common requirements for measuring fair value and for disclosures about fair value between U.S. GAAP and IFRS. Consequently, this Update changes some fair value measurement principles and enhances the disclosure requirements.

The Update is effective during interim and annual periods beginning after December 15, 2011. Early application is not permitted. The adoption will not have a significant effect on the Company and its subsidiaries’ consolidated results of operations or financial position.

In June 2011, Accounting Standards Update 2011-05 (“Presentation of Comprehensive Income”—ASC220 (“Comprehensive Income”)) was issued. Under this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. Regardless of an entity’s choice, the Update requires an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented.

The Update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Update does not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects. The Update does not affect how earnings per share is calculated or presented.

The Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted. The adoption of this Update on disclosure requirements will have no effect on the Company and its subsidiaries’ results of operations or financial position.

NON-GAAP FINANCIAL MEASURES

The sections “Results of Operation” and “Liquidity and Capital Resources” contain certain financial measures presented on a basis not in accordance with U.S. GAAP (commonly referred to as non-GAAP financial measures), including long-term debt, ORIX Corporation Shareholders’ equity and total assets, as well as other measures or ratios calculated based on those measures, presented on an adjusted basis. The adjustment excludes payables under securitized leases, loan receivables and investment in securities and reverses the cumulative effect on retained earnings of applying the new accounting standards for the consolidation of VIEs, effective April 1, 2010.

Our management believes these non-GAAP financial measures provide investors with additional meaningful comparisons between our financial condition as of March 31, 2011, as compared to prior periods. Effective April 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which changed the circumstances under which we are required to consolidate certain VIEs. Our adoption of these new accounting standards caused a significant increase in our consolidated assets and liabilities and a decrease in our retained earnings without affecting the net cash flow and economic effects of our investments in such consolidated VIEs. Accordingly, our management believes that providing certain financial measures that exclude assets and liabilities attributable to consolidated VIEs as a supplement to financial information calculated in accordance with U.S. GAAP enhances the overall picture of our current financial position and enables investors to evaluate our historical financial and business trends without the large balance sheet fluctuation caused by our adoption of these new accounting standards.

For more information about the effect of our initial adoption of ASU 2009-16 and ASU 2009-17, see Notes 1 (af) and 11 of “Item 18. Financial Statements.”

We provide these non-GAAP financial measures as supplemental information to our consolidated financial statements prepared in accordance with U.S. GAAP, and they should not be considered in isolation or as substitutes for the most directly comparable U.S. GAAP measures.

The tables set forth below provide reconciliations of these non-GAAP financial measures to the most directly comparable financial measures presented in accordance with U.S. GAAP as reflected in our consolidated financial statements for the periods provided.

		As of March 31,
		2010		2011
		(In millions of yen, except ratios and percentage data)
Total assets	(a)	¥7,739,800		¥8,581,582
Deduct: Payables under securitized leases, loan receivables and investment in securities in long-term debt of consolidated VIEs		202,224		1,018,190
Adjusted total assets	(b)	7,537,576		7,563,392
Short-term debt	(c)	573,565		478,633
Long-term debt	(d)	3,836,270		4,531,268
Deduct: payables under securitized leases, loan receivables and investment in securities in long-term debt of consolidated VIEs		202,224		1,018,190
Adjusted long-term debt	(e)	3,634,046		3,513,078
Short- and long-term debt (excluding deposits)	(f)	4,409,835		5,009,901
Adjusted short- and long-term debt (excluding deposits)	(g)	4,207,611		3,991,711
ORIX Corporation Shareholders’ equity	(h)	1,298,684		1,319,341
Deduct: The cumulative effect on retained earnings of applying the new accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010		—		(21,947)
Adjusted ORIX Corporation Shareholders’ equity	(i)	1,298,684		1,341,288
ORIX Corporation Shareholders’ Equity Ratio	(h)/(a)	16.8%		15.4%
Adjusted ORIX Corporation Shareholders’ Equity Ratio	(i)/(b)	17.2%		17.7%
D/E ratio	(f)/(h)	3.4	x	3.8	x
Adjusted D/E ratio	(g)/(i)	3.2	x	3.0	x
Long-term debt ratio	(d)/(f)	87%		90%
Adjusted long-term debt ratio	(e)/(g)	86%		88%

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

Credit Risk Management

We define credit risk as uncertainty in future investment recovery caused by the fluctuation of cash flow from debtors and investees. As our main business is financial services, we manage credit risk in almost all of our business segments, in particular our Corporate Financial Services, Investment Banking and Overseas Business segments.

Credit risk management mainly consists of (i) credit evaluation for each transaction, (ii) portfolio management and (iii) implementation of corrective actions for the management of problem assets.

Credit evaluation for each transaction is performed by periodically monitoring such elements as performance, collateral and progress of collection. As risk management of individual debtors is especially important, we also emphasize credit evaluation prior to entering into each transaction and continuous risk monitoring of individual credit after the transaction has been made, with a focus on sufficiency of collateral and guarantees, liquidation of debt and the distribution of debtors and their business fields.

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

Regular evaluation of individual debtors, and of our comprehensive portfolio, as well as measures to set credit line limits, allow us to control exposures to markets with potentially high risks.

Under the current business environment, taking prompt corrective action for the management of problem assets is the most important task. We seek to identify problem assets quickly, and we respond promptly based on various conditions of each transaction. Problem assets include credit extended to debtors who have petitioned for bankruptcy or civil rehabilitation, or other insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose debts are not collected for three months or more, and whose businesses have deteriorated or who are involved in fraud.

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

We monitor risks in our portfolio by quantifying the risks based on market fluctuations and defining acceptable risk levels. Risks are quantified based on statistical methods, qualitative scenario analyses, stress tests and sensitivity analyses.

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

Liquidity Risk Management

Liquidity risk is the risk that we will be unable to obtain the necessary funds to meet our commitments and obligations, or that we will be forced to procure funds at unusually high interest rates, due to market turmoil, deterioration in our financial condition or other reasons. The important objective of our liquidity risk management is to create a liquidity structure that matches asset size and structure to our management’s goals. To achieve this, we emphasize maintaining a highly flexible balance sheet. At the same time, we seek to diversify funding sources to reduce refinancing risks, which may be caused by large market fluctuations. Specifically, we monitor liquidity by projecting future cash flow from the maturity of assets and liabilities, conducting liquidity risk analysis including future trends and assuming such environmental stresses as financial market turmoil and a reduction of ORIX’s credit ratings. Measures we use to manage liquidity risk include diversifying funding sources, establishing committed credit lines with financial institutions and adjusting the balance of short-term and long-term debt, taking into account prevailing market conditions.

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

Real Estate Segment

In the Real Estate segment the main risk of business involving real estate development, possession, and operation is business risk, and the main risks of the real estate finance business are market and credit risks.

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

The following factors are considered in the case of development and leasing properties: development and retention schedule and NOI yield. We capitalize on the Group’s network in order to improve occupancy rates and promote sales.

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

Investment Banking Segment

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

After an investment has been made, each transaction is monitored for deviations in cash flow, increased corporate value, exit strategy, corporate strategy and business environment from the original scenario. The frequency of monitoring has been increased during these times of rapid changes in the business environment, and we are simultaneously verifying the adequacy of investment scenarios and swiftly taking the necessary actions. We are working to enhance the management of investments that have a significant impact on the profitability of ORIX Group through such measures as the dispatch of management personnel.

The servicer business performs appropriate risk management for the collection and management of our own assets as well as for servicing operations provided to third-parties, by leveraging our know-how we have acquired over years in investing in CMBS and distressed real estate-backed loans.

Specifically, we seek to reduce credit and operational risks by conducting periodical internal auditing and monitoring, and by implementing a business operation based on work procedures in accordance with the guidance of regulatory authorities.

Moreover, we have formulated measures to mitigate legal risks by quickly responding to potential legal issues. We also aim to strengthen our legal and regulation compliance and, to this end, have appointed an outside lawyer as a director who also oversees legal and compliance department as a head of risk management headquarters.

Furthermore, we try to sustain a high level of risk management by arranging an organizational structure that allows for flexible responses to changes in the business environment.

Retail Segment

Credit risk is the main risk of the trust and banking business.

The housing loan business (for the purchase of properties for self-occupancy and investment purposes, and apartments) manages individual screenings, each of which consists of a comprehensive evaluation including the cash flows that can be derived from the property, collateral value and the client’s potential to repay.

Decision making for corporate loans is based on a detailed investigation of the client’s performance, business plan, purpose of the loan, source of repayment as well as industry trends. In addition to individual screenings when loans are arranged, we also reduce risks by diversifying the industry and products of our portfolio.

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

The main risk for the ship and aircraft related business is the high volatility in the residual value of operating lease assets. To address this risk, in addition to restricting leases to ships and aircrafts with general versatility, we constantly monitor the valuation of our portfolio and consider the possibility of selling each vessel based on prevailing market conditions.

U.S. Operations

The main risks for the investment and finance business in the U.S. are credit risk, market risk and operational risk.

At the time of origination, we assign an internal credit rating for each investment and loan taking into consideration the credit status of the borrower or company in which we are investing and the collateral for the transaction.

For investments and loans with a rating requiring attention, we produce an objective evaluation regarding the possibility of collection of such investments and loans, and decide management policies such as provision and impairments.

Regarding market risk, we monitor on a daily basis the market value and mark-to-market valuation of our investments and loans. In addition, we proactively manage risk by referring to the credit risk information for each investment and loan that we acquired during the credit risk management process and by conducting early exits to secure profits or minimize losses.

Regarding operational risk, finance providers and managers are separated. Each acts independently according to the financing process manual. Also, the Internal Audit Department regularly inspects the performance of our investing and lending operations. In the advisory business, we comply with operating standards set forth by authorities and managed through an internal quality control committee, maintaining quality and operational methods that meet such standards to provide high quality advisory and evaluation services. In relation to the business involving arrangement of financing for real estate companies by Fannie Mae and Federal Housing Administration (FHA) and related loan servicing, as a delegated company of public financial institutions, it is essential that we conduct our operation on the basis of designated operating procedures set forth by these institutions, and that we monitor and manage service quality through internal auditing. In regards to the asset management business, as an SEC-registered company, it is necessary for us to abide by established compliance standards, and monitor and manage our operations through an internal compliance system based on such standards.

GOVERNMENTAL AND POLITICAL POLICIES AND FACTORS

In our opinion, no current governmental economic, fiscal, monetary or political policies or factors have materially affected, or threaten to materially affect, directly or indirectly, our operations or the investments in our Shares by our U.S. shareholders.

Item 6. Directors, Senior Management and Employees

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

CORPORATE GOVERNANCE SYSTEM

ORIX’s corporate governance system is characterized by:

•	separation of operation and oversight through a “Company with Committees” model;

•	Nominating, Audit and Compensation Committees each comprised solely of outside directors

•	strict conditions for outside director independence; and

•	outside directors highly qualified in their respective fields.

ORIX adopted the “Company with Committees” board model in June 2003 followed by the new “Company with Committees” board model in line with the enactment of the Companies Act of Japan in May 2006, as outlined below, with the aim of further enhancing management and operational oversight and to accelerate management decision-making and operations. We believe that swift execution of operations is vital in order for business activities to respond to changes in the business environment.

Furthermore, oversight by directors is separated from the execution of operations with the three committees (Nominating, Audit and Compensation Committees) that form the heart of the board of directors. Each committee is composed solely of outside directors to help avoid conflicts of interest with our shareholders.

In addition, all outside directors must meet the specific conditions necessary for director independence as set forth by the Nominating Committee (described below under “Nominating Committee”).

We believe that this has resulted in a governance system that leads to improved management transparency by creating a system in which outside directors with expertise in their respective fields can adequately advise on the legal compliance and appropriate execution of operations.

History of ORIX’s Corporate Governance System

June 1997	Established Advisory Board
June 1998	Introduced Corporate Executive Officer System
June 1999	Introduced Outside Directors
June 2003	Adopted the “Company with Committees” board model
May 2006	Adopted the new “Company with Committees” board model in line with the enactment of the Companies Act of Japan
June 2007	The three committees (Nominating, Audit and Compensation Committees) are composed solely of Outside Directors

The “Company with Committees” board model, as stipulated under the Companies Act of Japan, requires the establishment of three board of director committees: the Nominating, Audit and Compensation Committees. Each committee is required to consist of three or more directors, a majority of whom must be outside directors. Directors may serve on more than one committee. The term of office of committee members is not stipulated under the Companies Act of Japan. However, as a committee member must be a director of the Company, the term expires at the close of the first annual general meeting of shareholders after his or her election. Under the Companies Act of Japan, an outside director is defined as a director who does not have a role in executing the company’s business, meaning those who have not assumed, in the past the position of a representative director or a director with the role of executing the business, executive officer (shikkou-yaku), manager or any other employee of the company or its subsidiaries, and who does not currently assume such position of such company or subsidiaries.

Board of Directors

ORIX’s board of directors has the ultimate decision-making responsibility for our important affairs. It also monitors the performance of the directors and executive officers and receives performance reports from the executive officers. The Articles of Incorporation of ORIX provide for no fewer than three directors. Directors are elected at general meetings of shareholders. The term of office for any director, as stipulated under the Companies Act of Japan, for companies that adopt a “Company with Committees” board model, expires at the close of the first annual general meeting of shareholders after his or her election.

The board of directors carries out decisions on day-to-day administration related to items that, either as a matter of law or dictated by our Articles of Incorporation, cannot be entrusted to executive officers, and important items as determined by the regulations of the board of directors. The board of directors is responsible for approving and monitoring ORIX’s policies on a regular basis, which includes corporate planning such as capital management, fund procurement and personnel strategies. Aside from such items, the board of directors delegates decision making regarding operational execution to representative executive officers. The board of directors also receives reports from executive officers and committees regarding the status of business execution.

With the exception of the aforementioned items, the board of directors may delegate substantial management authority to representative executive officers under this system. Representative executive officers make decisions on management issues as delegated by the board of directors and perform the business of the company. For example, the board may delegate to representative executive officers the authority to approve issuances of shares of capital stock and bonds. In addition, the Companies Act of Japan permits an individual to simultaneously be a director and a representative executive officer of the Company.

From April 1, 2010 through March 31, 2011, the board of directors met nine times. The attendance rate of directors for these meetings was 98%.

The board of directors as of June 24, 2011, includes 13 members, six of whom are outside directors.

Structure and Activities of the Three Committees

As of June 24, 2011, all three committees consisted of outside directors. The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members	Takeshi Sasaki (Chairman) Yoshinori Yokoyama Hirotaka Takeuchi Robert Feldman Takeshi Niinami	Eiko Tsujiyama (Chairman) Yoshinori Yokoyama Takeshi Sasaki	Yoshinori Yokoyama (Chairman) Hirotaka Takeuchi Takeshi Sasaki Eiko Tsujiyama Takeshi Niinami
Number of meetings held during fiscal 2011 (Attendance rate)	Four (4) meetings (95%)	Six (6) meetings (100%)	Five (5) meetings (96%)

Nominating Committee

The Nominating Committee is authorized to propose the slate of director appointments or dismissals to be submitted to the annual general meeting of shareholders. Directors shall be elected and dismissed by a resolution of the annual general meeting of shareholders. In addition, the Nominating Committee deliberates on the appointment or dismissal of our executive officers and group executives, although this is not required under the Companies Act of Japan.

The Nominating Committee determines whether the conditions for director independence have been met in accordance with nomination criteria for outside directors, which are:

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

Audit Committee

The Audit Committee audits the operational execution of the directors and executives and creates audit reports. In addition, the Audit Committee proposes the appointment or dismissal, or the passage of resolutions refusing the reappointment of the Company’s independent certified public accountants to the annual general meeting of shareholders. The Audit Committee Secretariat was established to provide advice to the Audit Committee regarding the execution of its duties.

The Audit Committee decides the responsible person in each department who will report to the Audit Committee, and it evaluates the administration of executive officers and internal controls of the Company by considering the following five points: First, the Audit Committee reviews the report related to the results of the audit and items indicated for improvement that has been prepared by the executive officer responsible for the corporate audit. The Audit Committee is able to instruct the Audit Committee Secretariat and internal audit department to conduct an inspection as needed. Second, the Audit Committee engages in discussions which are the basis of our business strategy, after it receives explanations from the heads of each business department and presidents of group companies that focuses, in particular, on risk control. Third, the Audit Committee monitors the business environment through reports, which it receives from the executive officer responsible for the accounting department, which covers the revenue composition of each department and any problem areas related to the business. Fourth, the Audit Committee reviews and discusses based on reports regarding the direction of the company and the execution of important business matters that it receives from the representative executive officer. Fifth, the Audit Committee reviews and discusses based on the reports that it receives from the independent certified public accountants regarding whether there are any material items relating to the audit.

Under the Company with Committees board model, the directors who compose the Audit Committee are not permitted to be executive officers, executive directors, managers, any other employees or accounting counselors (kaikei san-yo) of the Company or its subsidiaries. Under the Company with Committees board model, the Audit Committee generally has powers and duties to monitor the performance of the directors and executive officers in the performance of their responsibilities, as well as the right to propose the appointment or dismissal, or to pass resolutions for refusing reappointment of the Company’s independent certified public accountants at the annual general meeting of shareholders. Any proposal for appointment or dismissal of a certified public accountant needs to be submitted to a general meeting of shareholders for approval. In furtherance of its responsibilities, the

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

Eiko Tsujiyama, chairperson of the Audit Committee, is qualified as a certified public accountant and has extensive knowledge in finance and accounting as a professional accountant.

Compensation Committee

The Compensation Committee has the authority to set the policy for determining compensation for directors and executive officers in accordance with the Companies Act of Japan and to set the specific compensation for each individual director and executive officer. Director and executive officer compensation information is disclosed in accordance with the Companies Act and the Financial Instruments and Exchange Act. The Compensation Committee sets the below “Policy of Determining Compensation of Directors and Executive Officers.”

Policy of Determining Compensation of Directors and Executive Officers

Our business objective is to increase shareholder value over the medium- and long-term. We believe in each director and executive officer responsibly performing his or her duties and in the importance of cooperation among different business units in order to achieve continued growth of the ORIX Group. The Compensation Committee believes that in order to accomplish such business objectives, directors and executive officers should place emphasis not only on performance during the current fiscal year, but also on medium- and long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, we take such factors into account when making decisions regarding the compensation system and compensation levels for our directors and executive officers. Taking into consideration this basic policy, we have established separate policies for the compensation of directors and that of executive officers in accordance with their respective roles.

Compensation Policy for Directors

The compensation policy for directors who are not also executive officers aims for a level and composition of compensation that is effective in maintaining supervisory and oversight functions of executive officers’ performance in business operations, which is the main duty of directors. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on duties performed, and a shares component of compensation(2).

Fixed compensation is, in principal, a certain amount that is added to the compensation of the chairperson and member of each committee. Share-based compensation reflecting medium- to long-term performance is granted based on the number of points earned by the individual while in office, and the amount of the payment is decided according to the share price at the time of an individual director’s retirement. In addition, the Company strives to maintain a competitive level of compensation with director compensation according to the role fulfilled, and receives third party research reports on compensation for this purpose.

Compensation Policy for Executive Officers

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while incorporating in its composition a component that is linked to current period business performance. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on positions and duties performed, a performance-linked component, and a shares component of compensation(2).

(2)

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

Presently, our independent certified public accountants are KPMG AZSA LLC. The independence of KPMG AZSA LLC has been considered and evaluated by our Audit Committee.

In addition to the non-consolidated financial statements that are prepared under Japanese GAAP, we also prepare consolidated financial statements in accordance with U.S. GAAP. U.S. GAAP consolidated financial information is used by management for evaluating our performance and forms the basis for presentation of financial information to our shareholders. The consolidated financial statements prepared in accordance with U.S. GAAP that are included in this annual report filed with the SEC have been audited by KPMG AZSA LLC, which is registered with the PCAOB in the United States.

In the opinion of management, the provision of non-audit services did not in any way influence the independence of the audits conducted by KPMG AZSA LLC because management took full responsibility for decisions relating to the activities affected by these services and KPMG AZSA LLC and its affiliates did not assume any of management’s authority and duties.

THE DIRECTORS

The directors of ORIX as of June 24, 2011 are as follows:

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 24, 2011
Yoshihiko Miyauchi (Sep. 13, 1935)	Director, Representative Executive Officer, Chairman and Chief Executive Officer	Aug. 1960	Joined Nichimen & Co., Ltd. (currently Sojitz Corp.)	39,380
		Apr. 1964	Joined ORIX
		Dec. 1967	General Manager of the Office of the President
		Mar. 1970	Director
		Nov. 1973	Corporate Senior Vice President
		May 1976	Corporate Executive Vice President
		Nov. 1977	Representative Director
		Dec. 1979	Deputy President
		Dec. 1980	President and Chief Executive Officer
		Apr. 2000	Chairman and Chief Executive Officer
		Mar. 2003	Outside Director of SHOWA SHELL SEKIYU K.K.
		Jun. 2003	Representative Executive Director
		Apr. 2006	Outside Director of ACCESS Co., Ltd.

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 24, 2011
Makoto Inoue (Oct. 2, 1952)	Director, Representative Executive Officer, President and Chief Operating Officer	Apr. 1975	Joined ORIX	1,728
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Executive Officer
		Jan. 2006	Corporate Senior Vice President
		Dec. 2006	Responsible for IT Planning Office
		Jun. 2008	Head of International Administrative Headquarters
		Jan. 2009	Head of the Global Business and Administrative Headquarters
		Jun. 2009	Corporate Executive Vice President
		Jun. 2010	Director Deputy President
		Oct. 2010	Responsible for the Investment Banking Headquarters
		Jan. 2011	Representative Executive Officer, President and Chief Operating Officer

Haruyuki Urata (Nov. 8, 1954)	Director, Representative Executive Officer, Deputy President and Chief Financial Officer Corporate Planning Department Corporate Communications Department	Apr. 1977	Joined ORIX	1,536
		Feb. 2004	Deputy Head of the Risk Management Headquarters
		Feb. 2005	Executive Officer
		Aug. 2006	Corporate Senior Vice President
		Jun. 2007	Responsible for Corporate Planning Office
		Jan. 2008	Director Deputy President
		Jan. 2009	Responsible for the Office of the President, Overseas Activities Chief Financial Officer
		Jun. 2009	Head of the Corporate Planning and Financial Control Headquarters
		Nov. 2009	Responsible for Corporate Communications Department
		Jun. 2010	Responsible for Corporate Planning Department
Outside Director of Monex Group, Inc.
		Jan. 2011	Representative Executive Officer

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 24, 2011
Hiroaki Nishina (Sep. 18, 1944)	Director, Vice Chairman Group Corporate Sales Group Kansai Representative Chairman, ORIX Real Estate Corporation President, ORIX Baseball Club Corporation	Apr. 1968	Joined ORIX	3,960
		Jan. 1990	General Manager of Sales Department I of Tokyo Sales Headquarters
		Jun. 1993	Director
		Jun. 1998	Executive Officer
		Jun. 2000	Corporate Senior Vice President
		Apr. 2002	Corporate Executive Vice President
		Feb. 2005	Deputy President
		Jan. 2009	Responsible for Group Corporate Sales Responsible for Domestic Sales Administrative Headquarters Chairman, ORIX Real Estate Corporation
		Mar. 2009	Group Kansai Representative Outside Director of DAIKYO INCORPORATED
		Oct. 2009	President, ORIX Baseball Club Corporation
		Jan. 2010	Responsible for the Investment Banking Headquarters
		Jun. 2011	Vice Chairman

Kazuo Kojima (Jul. 5, 1956)	Director, Corporate Executive Vice President Domestic Sales Administrative Headquarters	Apr. 1980	Joined ORIX	2,783
		Apr. 2003	Deputy Head of Real Estate Finance Headquarters
		Feb. 2005	Executive Officer
		Jan. 2007	Corporate Senior Vice President
		Jan. 2008	Corporate Executive Vice President Head of the Investment Banking Headquarters
		Jun. 2008	Director
		Jan. 2010	Responsible for Domestic Sales Administrative Headquarters

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 24, 2011
Yoshiyuki Yamaya (Oct. 20, 1956)	Director, Corporate Executive Vice President Real Estate Headquarters President, ORIX Real Estate Corporation	Apr. 1980	Joined ORIX	2,280
		Apr. 2001	General Manager of the Office of the President
		Feb. 2005	Group Executive
		Aug. 2006	Executive Officer
Head of OQL Headquarters
Responsible for Asset Administration Department
		Jan. 2008	Group Senior Vice President
		Jan. 2009	Corporate Senior Vice President
Responsible for Real Estate Headquarters President, ORIX Real Estate Corporation
		Jun. 2009	Director Corporate Executive Vice President

Tamio Umaki (Jan. 16, 1948)	Director, Corporate Executive Vice President Chief Information Officer, Human Resources & Corporate Administration Headquarters, IT Planning Office	Apr. 1972	Joined ORIX	6,320
		Mar. 1999	Head of Tohoku Area
		Jun. 1999	Executive Officer
		Jan. 2002	Group Executive
		Jan. 2007	Group Senior Vice President
		Oct. 2008	Corporate Senior Vice President Chief Information Officer Responsible for IT Planning Office
		Jan. 2009	Responsible for Human Resources & Corporate Administration Headquarters
		Mar. 2009	Responsible for Administration Center Responsible for Asset Administration Department
		Jun. 2010	Corporate Executive Vice President
		Jun. 2011	Director

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 24, 2011
Yoshinori Yokoyama (Sep. 16, 1942)	Outside Director Outside Director, Sumitomo Mitsui Financial Group, Outside Director, Sumitomo Mitsui Banking Corporation	Apr. 1966	Joined Kunio Maekawa & Associates (Tokyo)	600
		Sep. 1973	Joined Davis, Broady & Associates (New York)
		Sep. 1975	Joined McKinsey and Company, Inc.
		Jul. 1987	Director
		Jun. 1999	Advisor of ORIX
		Jun. 2002	Outside Director of ORIX
		Jun. 2006	Outside Director, Sumitomo Mitsui Financial Group and Sumitomo Mitsui Banking Corp

Hirotaka Takeuchi (Oct. 16, 1946)	Outside Director Professor, Harvard Business School	Apr. 1969	Joined McCann-Erickson Hakuhodo Co., Ltd. (currently McCann-Erickson Japan, Inc.)	0
		Sep. 1976	Lecturer at Harvard Business School
		Dec. 1977	Assistant Professor
		Apr. 1983	Assistant Professor at Hitotsubashi University’s School of Commerce
		Apr. 1987	Professor
		Apr. 1998	Dean of the Graduate School of International Corporate Strategy, Hitotsubashi University
		Jun. 2000	Corporate Auditor of ORIX
		Jun. 2004	Outside Director of ORIX
		Jul. 2010	Professor at Harvard Business School

Takeshi Sasaki (Jul. 15, 1942)	Outside Director Professor, Gakushuin University, Faculty of Law, Department of Political Studies, Outside Director, East Japan Railway Company, Outside Director, TOSHIBA Corporation	Apr. 1968	Assistant Professor at the University of Tokyo, School of Law	0
		Nov. 1978	Professor
		Apr. 1991	Professor at the University of Tokyo Graduate Schools for Law and Politics
		Apr. 1998	Dean of the University of Tokyo Graduate Schools for Law and Politics and School of Law
		Apr. 2001	President of the University of Tokyo
		Jun. 2003	Chairman of The Japan Association (currently, incorporated) of National Universities
		Apr. 2005	Professor at Gakushuin University, Faculty of Law, Department of Politics
		Jul. 2005	Advisor of ORIX
		Jun. 2006	Outside Director of ORIX
Outside Director of East Japan Railway Co.
		Jun. 2007	Outside Director of TOSHIBA Corp.

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 24, 2011
Eiko Tsujiyama (Dec. 11, 1947)	Outside Director Professor, Waseda University’s School of Commerce and the Graduate School of Commerce Corporate Auditor, Mitsubishi Corporation Corporate Auditor, Lawson, Inc. Corporate Auditor, NTT DoCoMo, Inc.	Apr. 1974	Certified Public Accountant	0
		Aug. 1980	Assistant Professor at Ibaraki University’s School of Humanities
		Apr. 1985	Assistant Professor at Musashi University’s School of Economics
		Apr. 1991	Professor at Musashi University’s School of Economics
		Apr. 1996	Dean of Musashi University’s School of Economics
		Apr. 2003	Professor at Waseda University’s Faculty of Commerce and the Graduate School of Commerce
		Jun. 2008	Corporate Auditor of Mitsubishi Corporation
		Jun. 2010	Outside Director of ORIX
		May 2011	Corporate Auditor of Lawson, Inc.
		Jun. 2011	Corporate Auditor of NTT DoCoMo, Inc.

Robert Feldman (Jun. 12, 1953)	Outside Director Managing Director and Head of Japan Economic Research, Morgan Stanley MUFG Securities Co., Ltd.	Oct. 1983	Economist, International Monetary Fund	0
		May 1989	The Chief Economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
		Feb. 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
		Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Jun. 2010	Outside Director of ORIX

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 24, 2011
Takeshi Niinami (Jan. 30, 1959)	Outside Director President and CEO, Lawson, Inc Outside Director, ACCESS, Co, Ltd.	Jun. 1995	President of Sodex Corporation (currently LEOC Co., Ltd.)	0
		Apr. 2001	Unit Manager of Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
		May 2002	President and Executive Officer, Lawson, Inc
		Mar. 2005	President and CEO, Lawson, Inc
		Apr. 2006	Outside Director, ACCESS, Co, Ltd.
		Jun. 2010	Outside Director of ORIX

Notes:(1)	All ORIX directors are engaged full-time except Yoshinori Yokoyama, Hirotaka Takeuchi, Takeshi Sasaki, Eiko Tsujiyama, Robert Feldman and Takeshi Niinami.

EXECUTIVE OFFICERS

The representative executive officer makes our important business execution decisions after deliberations by the Investment and Credit Committee (“ICC”) in accordance with the various regulations of the Company. The business execution duties of executive officers are decided by the board of directors and the representative executive officer and these duties are carried out based upon the various regulations of the Company.

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

The Disclosure Committee, which plays a key role in our disclosure control, is chaired by the CFO and consists of the executive officers in charge of various departments, including: Corporate Planning Department, Treasury Headquarters, Accounting Headquarters, Risk Management Headquarters, Legal and Compliance Department, Human Resources and Corporate Administration Headquarters and Corporate Communications Department. Upon receiving material information from an executive officer of the ORIX Group, or the person in charge of an ORIX Group company department, the committee discusses whether or not any timely disclosure is necessary, and takes steps to provide appropriate disclosure of such information.

The executive officers of the ORIX Group as of June 24, 2011, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Shareholdings as of June 24, 2011
Shintaro Agata	Corporate Executive Vice President	Treasury Headquarters	4,090
Eiji Mitani	Corporate Senior Vice President	Domestic Sales Administrative Headquarters: Head of Kinki Sales, Group Kansai Deputy Representative	1,310
Mitsuo Nishiumi	Corporate Senior Vice President	Investment Banking Headquarters	1,210
Katsutoshi Kadowaki	Corporate Senior Vice President	Domestic Sales Administrative Headquarters: Head of District Sales	2,098
Yuichi Nishigori	Executive Officer	Investment Banking Headquarters	796
Takao Kato	Executive Officer	Accounting Headquarters President, ORIX Management Information Center Corporation	530
Kazutaka Shimoura	Executive Officer	Risk Management Headquarters	373
Keiji Ito	Executive Officer	Domestic Sales Administrative Headquarters: Head of Corporate Sales Planning	1,343

Name	Title	Areas of duties	Shareholdings as of June 24, 2011
Komei Ikebukuro	Executive Officer	Legal and Compliance Department Internal Audit Department	773
Hideo Ichida	Executive Officer	Global Business and Alternative Investment Headquarters	846
Hideto Nishitani	Executive Officer	Vice President, ORIX USA Corporation	1,702
Tetsuo Matsumoto	Group Senior Vice President	Real Estate Headquarters Deputy President, ORIX Real Estate Corporation	3,460
Izumi Mizumori(3)	Group Senior Vice President	President, ORIX Life Insurance Corporation	1,210
Katsunobu Kamei	Group Senior Vice President	President, ORIX Auto Corporation	1,150
Hisayuki Kitayama	Group Executive	President, ORIX Asset Management and Loan Services Corporation	620
Yoshitaka Fujisawa	Group Executive	President, ORIX Computer Systems Corporation	1,455
Masatoshi Kenmochi	Group Executive	President, ORIX Credit Corporation	400

(3)	Izumi Mizumori will retire from Group Senior Vice President effective June 30, 2011.

Toshiyuki Ohto will be appointed to Group Executive effective July 1, 2011.

EMPLOYEES

As of March 31, 2011, we had 17,578 full-time employees, compared to 17,725 as of March 31, 2010 and 18,920 as of March 31, 2009. We employ 2,577 staff in the Corporate Financial Services segment, 3,201 staff in the Maintenance Leasing segment, 4,049 staff in the Real Estate segment, 1,162 staff in the Investment Banking segment, 1,254 staff in the Retail segment, 4,126 staff in the Overseas Business segment and 1,209 staff as part of our headquarters function as of March 31, 2011. With the exception of the Overseas Business segment all other staff are located in Japan. As of March 31, 2011, we had 5,283 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.

The mandatory retirement age for our employees is 60 and varies for our subsidiaries and affiliates. In April 2010, ORIX announced an early voluntary retirement program which is available to ORIX employees who are at least 45 years old. Employees who take advantage of this program receive their accrued retirement package plus an incentive premium.

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

In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥3,947 million, ¥5,243 million and ¥4,537 million in fiscal 2009, 2010 and 2011, respectively.

SHARE OWNERSHIP

As of June 24, 2011, the directors, executive officers and group executives of the Company directly held an aggregate of 81,953 Shares, representing 0.07% of the total Shares issued as of such date.

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

In June 2003, with our adoption of the “Company with Committees” board model, ORIX terminated its program for retirement payments to directors and corporate auditors. In connection with the termination of this system, shareholders approved payments of an aggregate maximum amount of ¥3,250 million to directors and ¥50 million to corporate auditors for accumulated payments. The amount, timing and method of payment was approved for each director and corporate auditor by the then newly-established Compensation Committee. The payments to individual directors and corporate auditors were based on the length of service and remuneration at the time of termination.

Compensation for directors, executive officers and group executives in fiscal 2011 was ¥1,379 million in the aggregate. Of the amount, eight non-executive directors received ¥65 million in fixed compensation, five non-executive directors received ¥1 million in stock options, two non-executive directors received ¥6 million in a share component of compensation and the 27 executive officers and group executives (including executive directors) received a total of ¥933 million in fixed compensation, ¥185 million in compensation linked to the performance of the Company, ¥32 million in stock options and ¥154 million in a share component of compensation for four executives.

In June 2005, we introduced a share component of compensation. The total number of points granted to directors, executive officers and group executives for fiscal 2011 is equivalent to 38,700 points. Under this system, ¥73 million, which is equivalent to 8,975 points accumulated up to the time of retirement, was paid to executive officers and group executive who retired during fiscal 2011. As a result, the balance to directors, executive officers and group executives as of March 31, 2011 was 123,008 points.

Compensation for Yoshihiko Miyauchi, Representative Executive Officer, Chairman and Chief Executive Officer of ORIX, for fiscal 2011 was ¥165 million in fixed compensation, ¥28 million in compensation linked to the performance of the Company and ¥4 million in stock options. Compensation for Yukio Yanase, Advisor to ORIX (formerly Vice Chairman of ORIX), for fiscal 2011 was ¥68 million in fixed compensation, ¥14 million in compensation linked to the performance of the Company, ¥2 million in stock options and ¥90 in a share component of compensation system.

In addition, in June 2005 we established guidelines for ownership of our shares for directors, executive officers and group executives.

There are no service contracts between any of our directors, executive officers or group executives and the Company or any of its subsidiaries providing for benefits upon termination of employment.

The following table shows the names of directors, executive officers and group executives who received stock options, and the number of Shares for which they were granted options, under the stock option plans for each year from 2001 to 2008. No stock options were granted for 2009, 2010 and 2011. Each unit of the Shares has one vote. We have not issued any preferred shares. Titles for each individual as of June 24, 2011 unless otherwise described, are as follows:

Name	Title	2001-2008 stock option plans
Yoshihiko Miyauchi	Director, Chairman and Chief Executive Officer	108,200
Makoto Inoue	Director, President and Chief Operating Officer	10,700
Haruyuki Urata	Director, Deputy President and Chief Financial Officer	10,000
Hiroaki Nishina	Director, Vice Chairman	37,500
Kazuo Kojima	Director, Corporate Executive Vice President	10,800
Yoshiyuki Yamaya	Director, Corporate Executive Vice President	10,800
Tamio Umaki	Director, Corporate Executive Vice President	23,900
Yoshinori Yokoyama	Outside Director	6,700
Hirotaka Takeuchi	Outside Director	5,200
Takeshi Sasaki	Outside Director	1,200
Eiko Tsujiyama	Outside Director	0
Robert Feldman	Outside Director	0
Takeshi Niinami	Outside Director	0
Shintaro Agata	Corporate Executive Vice President	24,600
Eiji Mitani	Corporate Senior Vice President	17,400
Mitsuo Nishiumi	Corporate Senior Vice President	9,100
Katsutoshi Kadowaki	Corporate Senior Vice President	7,500
Yuichi Nishigori	Executive Officer	2,840
Takao Kato	Executive Officer	3,940
Kazutaka Shimoura	Executive Officer	4,980
Keiji Ito	Executive Officer	4,980
Komei Ikebukuro	Executive Officer	2,040
Hideo Ichida	Executive Officer	4,180
Hideto Nishitani	Executive Officer	3,020
Tetsuo Matsumoto	Group Senior Vice President	23,400
Izumi Mizumori	Group Senior Vice President	19,200
Katsunobu Kamei	Group Senior Vice President	6,100
Hisayuki Kitayama	Group Executive	6,100
Yoshitaka Fujisawa	Group Executive	4,300
Masatoshi Kenmochi	Group Executive	5,800

STOCK OPTION PLAN

We have adopted various incentive plans including a stock option plan. The purpose of our stock option plan is to enhance the awareness of the option holders of the link between management, corporate performance and stock price, and, in this way, improve our business results. These plans are administered by the Human Resources Group of ORIX. For further discussion of the stock-based compensation, see Note 19 in “Item 18. Financial Statements.”

Our shareholders approved stock option plans at the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, under which Shares were purchased from the open market and were held by ORIX for transfer to directors and executive officers and some employees of ORIX upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executives and certain employees of our subsidiaries and affiliates. From 2009 to 2011, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

Options granted under stock option plans generally expire one year after the termination of the option holder’s service with the ORIX Group.

An outline of the stock option plans authorized since 2001 is as follows.

	Shares granted	Exercise price per Share	Option expiration date
2001 Stock Subscription Rights Plan	300,900	¥11,921	June 28, 2011
2002 Stock Acquisition Rights Plan	453,300	¥7,206	June 26, 2012
2003 Stock Acquisition Rights Plan	516,000	¥6,991	June 25, 2013
2004 Stock Acquisition Rights Plan	528,900	¥11,720	June 23, 2014
2005 Stock Acquisition Rights Plan	477,400	¥18,903	June 21, 2015
2006 Stock Acquisition Rights Plan	194,200	¥29,611	June 20, 2016
2007 Stock Acquisition Rights Plan	144,980	¥31,009	June 22, 2017
2008 Stock Acquisition Rights Plan	147,900	¥16,888	June 24, 2018

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2011. Each unit of the Shares (1 unit = 10 Shares) has one vote, and none of our major shareholders have different voting rights. We do not issue preferred shares.

Name	Number of Shares held	Percentage of Issued shares
	(thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	11,550	10.47
The Master Trust Bank of Japan, Ltd. (Trust Account)	10,482	9.50
The Chase Manhattan Bank 385036	4,817	4.37
State Street Bank and Trust Company	4,431	4.01
Japan Trustee Services Bank, Ltd. (Trust Account 9)	3,906	3.54
SSBT OD05 OMNIBUS ACCOUNT—TREATY CLIENTS	3,454	3.13
Mellon Bank, N. A. as Agent for its Client Mellon Omnibus US Pension	1,812	1.64
CITIBANK N.A.- NY AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	1,538	1.39
Northern Trust Company AVFC Re Fidelity Funds	1,536	1.39
State Street Bank and Trust Company 505225	1,506	1.36

ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2011, the percentage of outstanding Shares held by overseas corporations and individuals was 51.77%. On March 31, 2011, approximately 3,076,416 ADSs were outstanding (equivalent to 1,538,208 or approximately 1.40% of ORIX’s outstanding Shares as of that date). As of March 31, 2011, all our ADSs were held by 3 record holders in the United States.

In June 2011, we received a copy of a filing made by Nomura Group to the Kanto Local Finance Bureau on June 22, 2011 indicating the Nomura Group, primarily through NOMURA INTERNATIONAL PLC, held 12,109,113 Shares (including 6,348,774 residual securities), representing 10.39% of ORIX’s outstanding Shares, as part of Nomura Group’s assets under management.

In May 2011, we received a copy of a filing made by JP Morgan Group to the Kanto Local Finance Bureau on May 11, 2011 indicating that the JP Morgan Asset Management and several companies of JP Morgan Group held 6,950,728 Shares (including 765,422 residual securities), representing 6.26% of ORIX’s outstanding Shares as part of JP Morgan Group’s assets under management.

In April 2011, we received a copy of a filing made by Sumitomo Mitsui Trust Holdings to the Kanto Local Finance Bureau on April 21, 2011 indicating the Sumitomo Mitsui Trust Holdings, primarily through The Sumitomo Trust and Banking Co., Ltd. held 8,406,234 Shares (including 30,544 residual securities), representing 7.62% of ORIX’s outstanding Shares, as part of Sumitomo Mitsui Financial Trust Holdings’ assets under management.

In March 2011, we received a copy of a filing made by Mizuho Financial Group to the Kanto Local Finance Bureau on March 23, 2011 indicating the Mizuho Financial Group, primarily through Mizuho Trust & Banking Co., Ltd. held 5,624,047 Shares (including 946,555 residual securities), representing 5.06% of ORIX’s outstanding Shares, as part of Mizuho Financial Group’s assets under management.

In March 2011, we received a copy of a filing made by Mitsubishi UFJ Financial Group to the Kanto Local Finance Bureau on March 22, 2011 indicating the Mitsubishi UFJ Financial Group, primarily through Mitsubishi UFJ Trust and Banking Corporation, held 4,582,251 Shares (including 348,213 residual securities), representing 4.14% of ORIX’s outstanding Shares, as part of the Mitsubishi UFJ Financial Group’s assets under management.

In February 2011, we received a copy of a filing made by Alliance Bernstein Group, to the Kanto Local Finance Bureau on February 18, 2011 indicating Alliance Bernstein Group, primarily through Alliance Bernstein L.P., held 6,621,036 Shares, representing 6.01% of ORIX’s outstanding Shares, as part of Alliance Bernstein Group’s assets under management.

In January 2011, we received a copy of a filing made by Fidelity Group to the Kanto Local Finance Bureau on January 27, 2010, indicating the Fidelity Group, primarily through FMR LLC, held 16,509,960 Shares, representing 14.98% of ORIX’s outstanding Shares, as part of Fidelity Group’s assets under management.

RELATED PARTY TRANSACTIONS

As of March 31, 2011, no person beneficially owned more than 10% of any class of the Shares which might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with the Nomura Group , the JP Morgan Group, the Sumitomo Mitsui Trust Holdings, the Mizuho Financial Group, the Mitsubishi UFJ Financial Group, the Alliance Bernstein Group, the Fidelity Group or other shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain key management personnel or with certain companies over which we, or our key management personnel, may have a significant influence. Our business relationships with these companies and individuals cover many of the financial services we provide our clients generally. We believe that we conduct our business with these companies and individuals in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in us, if they were not our key management personnel, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

Other than as outlined below, since the beginning of our last full fiscal year, there have been no transactions or outstanding loans, including guarantees of any kind, and there are none currently proposed, that are material to us, or to our knowledge, to the other party, between us and any (i) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in the voting power of us that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel, including directors and senior management of companies and close members of such individuals’ families; or (v) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such a person is able to exercise significant influence.

One of our subsidiaries, ORIX Living Corporation is party to a customer referral agreement with I Seeds Corporation (“I Seeds”). A son of Yoshihiko Miyauchi, Chairman and Chief Executive Officer, is a representative director of I Seeds Corporation. Although the agreement and related transactions were made in the ordinary course of business and are not material to us, they may be material to I Seeds. ORIX Living Corporation had twelve transactions with I Seeds. The total fees ORIX Living Corporation paid under the agreement for the fiscal year ended March 31, 2011 were less than ¥10 million.

One of our subsidiaries, ORIX Real Estate Corporation, is party to an environment-related business advisory and business trust agreement with Yoshikane Yokoyama, a brother of one of our outside directors. The total fees ORIX Real Estate Corporation paid under the agreement for the fiscal year ended March 31, 2011 were less than ¥2 million. Although the agreement and related transactions were made in the ordinary course of business and are not material to us, it may be material to Mr. Yokoyama.

We are party to various real estate transactions with ORIX JREIT Inc. We hold ORIX JREIT shares and it is an affiliated company. Our transactions with ORIX JREIT primarily relate to the purchase of our rental properties by ORIX JREIT. These dealings were done at fair prices based on third-party appraisals, and were valued less than ¥22.5 billion in the aggregate for the fiscal year ended March 31, 2011. We also entered into certain ordinary course of business transactions with ORIX JREIT Inc. These transactions are not material to us, although they may be to ORIX JREIT Inc.

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraphs except as follows. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥64 billion as of March 31, 2011 and did not exceed ¥120 billion at any time during fiscal 2011.

Of the total amount of related party loans, ¥42 billion consisted of term loans to ORIX Credit Corporation, with interest rates ranging from 1.2 to 2.7%. During fiscal 2010 ORIX Credit became an equity-method affiliate after we sold a 51% stake to Sumitomo Mitsui Banking Corporation in July 2009. The highest outstanding amount of loans to ORIX Credit during fiscal 2011 was ¥97 billion. The remaining amount represents loans to companies that may fall within the meaning of a related party, which are described below. These loans were made in the ordinary course of business.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to Flexible Energy Service Co., Ltd. were approximately ¥66 million and ¥59 million, respectively. The loan had an interest rate of approximately 6.0%.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to Plaza Sunroute Co., were approximately ¥1.6 billion and ¥1.5 billion, respectively. The loan had an interest rate of approximately 3.5%.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to Global D&E Co., Ltd., were approximately ¥1.1 billion. The loan had an interest rate of approximately 10.0%

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to ORIX JREIT, Inc. were approximately ¥9 billion. The loan had interest rates ranging from 1.7% to 2.1%.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to Sanyo Homes Corporation were approximately ¥1.5 billion and ¥1.0 billion, respectively. The loan had interest rates ranging from 2.2% to 2.5%.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to Torigin Leasing Corporation were approximately ¥295 million. The loan had an interest rate of approximately 1.2%.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to DAIKYO were approximately ¥1.9 billion and ¥445 million, respectively. The loan had interest rates ranging from 0.8% to 2.2%.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to Embio Holdings Inc., were approximately ¥20 million. The loan had an interest rate of approximately 1.7%.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to BAROQUE JAPAN Ltd. were approximately ¥500 million and ¥417 million, respectively. The loan had interest rates ranging from 1.3% to 2.0%.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to Dragon Wealth Development Limited were approximately ¥804 million and ¥711 million, respectively. The loan had interest rates ranging from 2.7% to 3.6%.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to Aisling Airlease Ltd. were approximately ¥1.3 billion and ¥684 million, respectively. The loan had an interest rate of approximately 8.0%.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to Asia Alum Holdings Limited were approximately ¥5.6 billion and ¥5 billion, respectively. The loan had interest rates ranging from 10.6% to 15.4%.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to Kyushu Leasing Services Co., Ltd. were approximately ¥2.2 billion and ¥1.8 billion, respectively. The loan had an interest rates ranging from 2.2% to 3.3%.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to LEIS Corporation were approximately ¥20 million and ¥19 million, respectively. The loan had an interest rate of approximately 8.0%.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to Ecobanks Ltd. were approximately ¥300 million and ¥62 million, respectively. The loan had an interest rate of approximately 4.3%.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to Venrich Co., Ltd. were approximately ¥10 million. The loan had no interest accruing thereon.

The largest amount outstanding during the fiscal year ended March 31, 2011 and the amount outstanding as of March 31, 2011 to MU Planning Corporation were approximately ¥1 million. The loan had no interest accruing thereon.

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

The following table shows the reported high and low closing sales prices of the Shares on the Tokyo Stock Exchange, excluding off-floor transactions. High and low sales price quotations from the Tokyo Stock Exchange have been translated in each case into dollars per ADS at the noon buying rate for yen expressed in yen per $1.00 in New York City for cable transfer in foreign currencies on the relevant date or the noon buying rate for yen on the next business day if the relevant date is not a New York business day.

TOKYO STOCK EXCHANGE PRICE PER SHARE

	Price per Share (¥)		Translated into dollars per ADS
	High	Low	High	Low
Fiscal Year ended March 31, 2007	38,150	24,330	162	104
Fiscal Year ended March 31, 2008	35,200	11,930	146	123
Fiscal Year ended March 31, 2009	21,240	1,707	101	9
Fiscal Year ended March 31, 2010
First fiscal quarter	6,710	3,200	34	16
Second fiscal quarter	7,450	4,890	40	26
Third fiscal quarter	6,760	5,260	38	29
Fourth fiscal quarter	8,480	6,290	45	34
Fiscal Year ended March 31, 2011
First fiscal quarter	8,670	6,370	47	35
Second fiscal quarter	6,970	6,100	41	35
Third fiscal quarter	8,080	6,200	49	37
Fourth fiscal quarter	9,450	7,410	57	46
Recent Six Months
December 2010	8,080	7,220	49	43
January 2011	8,540	8,030	52	48
February 2011	9,440	8,400	56	52
March 2011	9,450	7,410	57	46
April 2011	7,910	7,330	48	43
May 2011	8,090	7,370	50	45

NEW YORK STOCK EXCHANGE

The ADSs are listed on the New York Stock Exchange under the symbol “IX.”

Two ADSs represent one share. On March 31, 2011, approximately 3,076,416 ADSs were outstanding. This is equivalent to 1,538,208 or approximately 1.4% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by 3 record holders in the United States.

The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE PRICE PER ADS

	Price per ADS ($)		Average daily trading volume (shares)
	High	Low
Fiscal Year ended March 31, 2007	160.03	106.75	13,694
Fiscal Year ended March 31, 2008	144.79	61.00	36,090
Fiscal Year ended March 31, 2009	98.79	9.72	68,653
Fiscal Year ended March 31, 2010
First fiscal quarter	33.03	17.35	46,571
Second fiscal quarter	39.55	27.34	87,978
Third fiscal quarter	37.21	29.37	31,009
Fourth fiscal quarter	44.29	34.72	19,477
Fiscal Year ended March 31, 2011
First fiscal quarter	46.03	34.98	24,551
Second fiscal quarter	40.72	34.53	16,479
Third fiscal quarter	49.09	36.70	17,745
Fourth fiscal quarter	56.78	45.38	22,698
Recent Six Months
December 2010	49.09	43.75	21,300
January 2011	51.24	48.59	14,913
February 2011	56.58	51.90	16,716
March 2011	56.78	45.38	34,856
April 2011	49.24	43.31	20,917
May 2011	50.11	44.76	29,693

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

Purposes

Our corporate purposes, as provided in Article 2 of our Articles of Incorporation, are to engage in the following businesses: (i) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types; (ii) moneylending business, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, agent for collection of money and other financial business; (iii) holding, investment in, management, purchase and sale of financial instruments such as securities and other investment business; (iv) advice, brokerage and agency relating to the merger, capital participation, business alliance and business succession and reorganization, etc.; (v) financial instruments and exchange business, financial instruments broker business, banking, trust and insurance business, advisory service business relating to investment in commodities, trust agreement agency business and credit management and collection business; (vi) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance; (vii) lease, purchase and sale, ground preparation, development, maintenance and management of real property and warehousing; (viii) contracting for construction, civil engineering, building utility and interior and exterior furnishing, and design and supervision thereof; (ix) management of various facilities for sports, lodging, restaurant, medical treatment, welfare and training and education, and conducting sports, etc.; (x) waste-disposal business; (xi) trading of emission rights for greenhouse gases and other various subjects; (xii) supply of various energy resources and the products in relation thereto; (xiii) planning, developing, contracting for, lease and sale of, intangible property rights; (xiv) information processing and providing services, telecommunications business; (xv) business of dispatching workers to enterprise and employment agency business; (xvi) purchase and sale of antiques; (xvii) transport business; (xviii) brokerage, agency, investigation and consulting for business relating to any of the preceding items, and pension consulting service; (xix) as a result of holding shares in a subsidiary company engaged in those activities, engaging in business relating to any of the preceding items and managing such company’s business activities; and (xx) any and all businesses incidental or related to any of the preceding items.

Directors and Board of Directors, and Committees

There shall be no less than three directors of the Company (Article 16). The term of office of a director is for one (1) year and expires upon conclusion of the annual General Meeting of Shareholders relating to the last fiscal year ending within one year after election of director (Article 18). Resolutions of the Board of Directors are adopted by a majority vote of the directors present at a meeting attended by a majority of the directors who may participate in making resolutions (Article 21).

There is no provision in our Articles of Incorporation as to a director’s power to vote on a proposal or arrangement in which the director is materially interested, but, under the Companies Act or Regulations of the board of directors, the director must refrain from voting on such matters at meetings of the board of directors. Under the Companies Act, the board of directors may, by resolution, delegate to the executive officers its authority to make decisions with regard to the certain important matters, including the incurrent by ORIX of a significant amount of loan, prescribed by law.

We are required to maintain a Nominating Committee, an Audit Committee and a Compensation Committee (Article 10). The Compensation Committee sets the specific compensation for each individual director and executive officer based on the policy for determining compensation for directors and executive officers (see Item 6). No member of the Compensation Committee may vote on a resolution with respect to his or her own compensation as a director.

Neither the Companies Act nor our Articles of Incorporation includes special provisions as to the retirement age of directors, or a requirement to hold any shares of capital stock of ORIX to qualify him or her as a director of ORIX.

Stock

Our authorized share capital is 259,000,000 shares. Currently our Articles of Incorporation provide only for the issuance of shares of common stock. As of March 31, 2011 we had 110,245,846 shares issued without par value, all of which were fully-paid and non-assessable.

Unless shareholders’ approval is required as described in “Voting Rights,” the shares will be issued under a resolution approved by the board of directors and a decision made by the executive officer under delegation by the board of directors.

For a change in the number of shares issued for the past three fiscal years, see Note 20 of “Item 18. Financial Statements” for fiscal 2011.

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

Our transfer agent is Mitsubishi UFJ Trust and Banking Corporation, located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 137-8081, Japan.

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

Stock Splits

We may at any time split the shares into a greater number of shares by resolution of the board of directors. When the board of directors resolves on the split of shares, it may also amend the Articles of Incorporation to increase the number of authorized shares to be issued in proportion to the relevant stock split. We must give public notice of the stock split, specifying the record date therefore, not less than two weeks prior to such record date.

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

Voting Rights

A holder of shares constituting one or more units is entitled to one vote for each unit. However, we do not have voting rights with respect to our own shares and if we directly or indirectly own 25% or more of voting rights of a corporate or other entity which is a shareholder, such corporate shareholder cannot exercise its voting rights. Except as otherwise provided by law or in our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the number of voting rights represented at the meeting. The quorum for election of directors is one-third of the total number of voting rights. Our shareholders are not entitled to cumulative voting in the election of directors. Our shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders having voting rights.

Under the Companies Act and our Articles of Incorporation, any amendment to our Articles of Incorporation (except for certain amendments, see “Stock Splits”) and certain other instances require approval by a “special resolution” of shareholders, where the quorum is one-third of the total number of voting rights and the approval by at least two-thirds of the number of voting rights represented at the meeting is required. Other instances requiring such a “special resolution” include (1) the reduction of its stated capital, (2) the removal of a director, (3) the dissolution, liquidation, merger or consolidation, merger and corporate split or (4) the formation of a parent company by way of share exchange or share transfer, (5) the transfer of the whole or a substantial part of its business, (6) the acquisition of the whole business of another company, (7) the issue to persons other than the shareholders of new shares at a “specially favorable” price or the issue or transfer to persons other than the shareholders of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) under “specially favorable” conditions, (8) consolidation of shares and (9) acquisition of its own shares from a specific party other than its subsidiaries.

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

Reports to Shareholders

We currently furnish to our shareholders notices of shareholders’ meetings, annual business reports, including financial statements, and notices of resolutions adopted at the shareholders’ meetings, all of which are in Japanese. Public notice shall be electronic public notice, provided, however, that if the Company is unable to give an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be given in the “Nihon Keizai Shinbun.”

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

Generally, a stock option plan may be adopted by a resolution of the board directors. However, if the conditions of such stock acquisition rights are “specially favorable,” a special resolution at a general meeting of shareholders is required. The special resolution must set forth the class and number of shares to be issued or transferred on exercise of the options, the exercise price, the exercise period and other terms of the options.

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

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS
March 31, 2007	¥130.00	0.53
March 31, 2008	260.00	1.24
March 31, 2009	70.00	0.36
March 31, 2010	75.00	0.40
March 31, 2011	80.00	0.49

We believe that securing profits primarily as retained earnings, and utilizing them for strengthening our base of operations and for making investments for growth, assists in sustaining profit growth while maintaining financial stability, and leading to increased shareholder value. Regarding dividends, we respond to shareholder expectations by increasing shareholder value through mid-to long-term profit growth and steady distribution of profit.

Regarding share buybacks, we will take into account the adequate level of retained earnings and act flexibly and accordingly by considering the factors such as changes in the economic environment, trends in stock prices, and our financial situation.

Given the policy outlined above and the current operating environment, we declared a dividend of 80 yen per share for the year ended March 31, 2011, up from 75 yen in the previous year. We currently distribute dividends once a year as a year-end dividend.

Pursuant to the amendment to the Act on Special Measures Concerning Taxation, dividends paid to U.S. Holders of Shares or ADSs are generally subject to a Japanese withholding tax at the rate of 7% for the period from January 1, 2009 to December 31, 2011.

TAXATION

JAPANESE TAXATION

The following is a summary of the principal Japanese tax consequences for owners of the Shares or ADSs who are non-resident individuals of Japan or non-Japanese corporations without a permanent establishment in Japan (“non-resident Holders”). The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or conventions for the avoidance of double taxation occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor and potential investors are advised to consult with their own tax advisors to satisfy themselves as to:

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

Pursuant to the Act on Special Measures Concerning Taxation, the Japanese withholding tax rate applicable to dividends on Shares or ADSs paid to non-resident Holders by us is (i) 7% for dividends due and payable on or before December 31, 2013 and (ii) 15% for dividends due and payable on or after January 1, 2014, except for dividends paid to any individual non-resident Holder who holds 5% or more of the total number of shares issued by us, where the 20% withholding tax rate will apply. Japan has entered into income tax treaties, conventions and agreements where this withholding tax rate is, in some cases, reduced to a lower percentage for portfolio investors. Non-resident Holders in the countries who are entitled to this reduced Japanese withholding tax rate are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant Japanese tax authority before the payment of dividends. A standing proxy for a non-resident Holder may provide such application service. Non-resident Holders who do not submit an application in advance will be entitled to claim the refund from the relevant Japanese tax authority of those withholding taxes withheld in excess of the rate of an applicable tax treaty.

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

If a U.S. Holder owns Shares or ADSs during any year in which we are a PFIC, the U.S. Holder must generally file an annual report with the IRS, containing such information as the U.S. Treasury may require, with the holder’s federal income tax return for that year.

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

For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of common shares or ADSs.

DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the Act. In accordance with these requirements, we file annual reports on Form 20-F and furnish periodic reports on Form 6-K with the Commission.

These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports and proxy information regarding issuers that file electronically with the Commission via EDGAR.

We are currently exempt from the rules under the Act that prescribe the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Act. We are not required under the Act to publish financial statements as frequently or as promptly as are U.S. companies subject to the Act. We will, however, continue to furnish our shareholders with annual reports containing audited financial statements and will issue press releases containing unaudited interim financial information as well as such other reports as may from time to time be authorized by our board of directors or as may be otherwise required.

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

For example, floating rate loan assets and floating rate bonds bear the risk of reduced interest income due to a decline in market interest rates. Conversely, floating rate debt and short-term debt bear the risk of increased interest expense due to a rise in market interest rates. As a result of the inverse relationship, risks for floating rate assets and floating rate liabilities can be used to offset each other and we seek to keep sums for floating rate assets and floating rate liabilities matched as close as possible to achieve risk reduction. However, some floating rate assets and liabilities use a different base rate, so when there is an adverse movement in these rates, risk may not be sufficiently reduced.

Likewise the receivable income (received lease payments, interest income) of fixed rate direct financing leases and fixed rate loan assets will not change upon rises in market interest rates, and bear the risk of a fall in fair value in the event of a rise in market interest rates. Conversely, fixed rate liabilities bear the risk of a rise in fair value due to a decline in market interest rates. However, due to the inverse relationship, the fluctuation risk in fair value for fixed rate assets and fixed rate liabilities can be used to offset each other and we seek to keep sums for fixed rate assets and fixed rate liabilities close to achieve risk reduction.

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

The table of interest rate sensitivity for non-trading financial instruments summarizes installment loans, interest-bearing bonds and long- and short-term debt. These instruments are further classified under fixed rates or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contractual period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2011 were: 4.4% for installment loans, 1.9% for interest-bearing bonds, 2.0% for long- and short-term debt and 0.8% for deposits. As of March 31, 2011, the average payment rate of interest rate swaps was 1.4% and the average receipt rate was 1.6%. The average interest rates of financial instruments as of March 31, 2010 were: 3.6% for installment loans, 2.7% for interest-bearing bonds, 1.5% for long- and short-term debt and 1.0% for deposits. As of March 31, 2010, the average payment rate of interest rate swaps was 2.4% and the average receipt rate was 1.7%. As of March 31, 2011, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2010.

The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY

NON-TRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2011 Estimated Fair Value
	Year ended March 31,
	2012	2013	2014	2015	2016
	(In millions of yen)
Assets:
Installment loans (fixed rate)	¥447,613	¥215,053	¥215,645	¥79,777	¥100,229	¥145,411	¥1,203,728	¥1,213,776
Average interest rate	5.1%	5.7%	5.9%	6.0%	6.4%	4.2%	5.4%	—
Installment loans (floating rate)	¥355,941	¥307,163	¥209,553	¥150,509	¥77,917	¥567,018	¥1,668,101	¥1,668,724
Average interest rate	3.8%	3.8%	4.2%	4.1%	4.1%	2.8%	3.6%	—
Investment in securities (fixed rate)	¥119,248	¥86,584	¥35,602	¥67,688	¥80,079	¥242,043	¥631,244	¥630,332
Average interest rate	1.2%	1.7%	1.5%	1.7%	1.0%	2.0%	1.6%	—
Investment in securities (floating rate)	¥66,156	¥136,381	¥1,761	¥10,653	¥3,512	¥9,358	¥227,821	¥225,814
Average interest rate	3.7%	2.3%	3.9%	1.7%	3.6%	3.0%	2.7%	—
Liabilities:
Short-term debt	¥478,633	¥—	¥—	¥—	¥—	¥—	¥478,633	¥478,633
Average interest rate	1.3%	—	—	—	—	—	1.3%	—
Deposits	¥668,000	¥145,313	¥86,803	¥95,198	¥69,861	¥—	¥1,065,175	¥1,070,513
Average interest rate	0.7%	1.4%	1.0%	1.2%	0.9%	3.8%	0.8%	—
Long-term debt (fixed rate)	¥645,089	¥575,563	¥704,049	¥283,923	¥346,757	¥175,446	¥2,730,827	¥2,690,830
Average interest rate	2.9%	2.9%	2.6%	2.5%	2.3%	2.9%	2.7%	—
Long-term debt (floating rate)	¥596,853	¥569,704	¥308,028	¥129,191	¥127,091	¥69,574	¥1,800,441	¥1,800,441
Average interest rate	1.0%	1.5%	1.1%	1.3%	1.3%	1.2%	1.2%	—

NON-TRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected maturity date					Thereafter	Total	March 31, 2010 Estimated Fair Value
	Year ended March 31,
	2012	2013	2014	2015	2016
	(In millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥42,129	¥1,512	¥62,876	¥43,752	¥24,399	¥8,294	¥182,962	¥(1,070)
Average pay rate	4.1%	4.9%	1.2%	1.2%	0.7%	1.6%	1.8%	—
Average receive rate	1.6%	3.9%	0.9%	0.9%	0.5%	0.3%	1.0%	—
Notional amount (fixed to floating)	¥2,000	¥—	¥—	¥—	¥91,299	¥3,000	¥96,299	¥1,820
Average pay rate	0.6%	—	—	—	0.5%	0.7%	0.5%	—
Average receive rate	1.9%	—	—	—	2.7%	2.1%	2.7%	—

In addition to the table above, we acquire loans we call “purchased loans” that have shown evidence of credit quality deterioration since origination and for which it is probable that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”). It is difficult to estimate the timing and extent of collection for these loans. Total book value of our purchased loans as of March 31, 2011 amounted to ¥111,335 million.

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

We identified all positions subject to a change in the value of the foreign currency and calculated the potential loss in future earnings resulting from several hypothetical scenarios of 10% changes in related currencies. For fiscal 2010 and fiscal 2011, we found that the largest loss results from a scenario where the yen appreciates against the dollar. Based on these scenarios, exchange losses in future earnings were ¥3,812 million at the end of fiscal 2010 and ¥1,212 million at the end of fiscal 2011.

We have marketable equity securities held for purposes other than trading, which are subject to price risk arising from changes in their market prices. Our shareholder’s equity and net income bear risks due to changes in the market prices of these securities. To manage these risks of market price fluctuations, we assume a scenario of a 10% uniform upward and downward movement in stock prices and calculate the fair value sensitivity of our equity securities. The following table shows the sensitivity of our investments to changes in equity prices as of March 31, 2010 and 2011.

As of March 31, 2010
–10%	±0%	+10%
	(In millions of yen)
¥(8,458)	¥0	¥8,458

As of March 31, 2011
–10%	±0%	+10%
	(In millions of yen)
¥(7,137)	¥0	¥7,137

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

PAYMENTS TO ORIX FROM THE DEPOSITARY

The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, NYSE listing fee, and proxy voting and related expenses. In fiscal 2011, this amount was $35,000.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

As of March 31, 2011, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding the achievement of management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms. There has been no change in the ORIX Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2011 by using the criteria set forth in “Internal Control—Integrated Framework” issued by the

Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2011.

The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our financial statements as of and for the year ended March 31, 2011, as stated in their attestation report which is included in Item 18 (page F-3).

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

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2010 and 2011, our auditors (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥1,386 million and ¥1,441 million, respectively, for direct audit fees.

AUDIT-RELATED FEES

In fiscal 2010 and 2011, our auditors billed us ¥44 million and ¥33 million, respectively, for audit-related services, including services related to due diligence.

TAX FEES

In fiscal 2010 and 2011, our auditors billed us ¥55 million and ¥44 million, respectively, for tax-related services, including tax compliance and tax advice.

ALL OTHER FEES

In fiscal 2010 and 2011, our auditors billed us ¥5 million and ¥5 million, respectively, for other products and services which primarily consisted of advisory services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2011	(a) Total number of Shares Purchased(1)	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs(2)
April 2010	67	¥8,269	0	¥0
May 2010	26	7,990	0	0
June 2010	5	6,720	0	0
July 2010	10	6,164	0	0
August 2010	22	6,743	0	0
September 2010	2	6,660	0	0
October 2010	4	7,093	0	0
November 2010	12	7,235	0	0
December 2010	23	7,695	0	0
January 2011	7	8,357	0	0
February 2011	17	9,102	0	0
March 2011	14	8,729	0	0

Total	209	¥7,877	0	¥0

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

(2)	There is no plan or program to purchase Shares announced in fiscal 2011 and up until the filing of this annual report.

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

The composition of our board of directors and its committees differs significantly in terms of independence from the composition requirements for boards and committees that U.S. companies must satisfy in order to maintain a NYSE listing. We are not required to meet the NYSE’s independence requirements for individuals on our board of directors or our Nominating, Audit, and Compensation Committees. Under Japanese law, a majority of the membership on our committees must be “outside directors” —a Japanese law concept that shares similarities with the U.S. concept of “independent director.” However, we are not required to include on our board of directors a majority of outside directors, nor are we required to compose our committees exclusively from outside directors. 6 of our 13 directors are considered outside directors.

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

Item 18. Financial Statements

See pages F-1 through F-101.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2010 and 2011 (page F-4)

(b)	Consolidated Statements of Income for the years ended March 31, 2009, 2010 and 2011 (page F-6)

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2009, 2010 and 2011 (page F-8)

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2009, 2010 and 2011 (page F-9)

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2009, 2010 and 2011 (page F-12)

(f)	Notes to Consolidated Financial Statements (page F-14 to F-105)

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-106)

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 22, 2011

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 24, 2008 (Incorporated by reference from the annual report on Form 20-F filed on July 2, 2008, commission file number 001-14856)

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on January 5, 2009 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2009, commission file number 001-14856)

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics, as amended on April 26, 2005 (Incorporated by reference from the annual report on Form 20-F filed on July 15, 2005, commission file number 001-14856)

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of independent registered public accounting firm

Exhibit 101	Instance Document

Exhibit 101	Schema Document

Exhibit 101	Calculation Linkbase Document

Exhibit 101	Definition Linkbase Document

Exhibit 101	Labels Linkbase Document

Exhibit 101	Presentation Linkbase Document

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

Date: June 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2011, expressed in Japanese yen. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 (af) to the consolidated financial statements, ORIX Corporation changed its method of accounting for noncontrolling interests in subsidiaries in the year ended March 31, 2010, and ORIX Corporation has changed its method of accounting for transfers of financial assets and consolidation of variable interest entities in the year ended March 31, 2011.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ORIX Corporation’s internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 24, 2011 expressed an unqualified opinion on the effectiveness of ORIX Corporation’s internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2011 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into United States dollars on the basis set forth in Note 1 (ab) to the consolidated financial statements.

KPMG AZSA LLC

Tokyo, Japan

June 24, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited ORIX Corporation’s (a Japanese corporation) internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on ORIX Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, ORIX Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2010 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2011, expressed in Japanese yen, and our report dated June 24, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA LLC

Tokyo, Japan

June 24, 2011

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2010 AND 2011

ORIX Corporation and Subsidiaries

	Millions of yen		Millions of U.S. dollars
	2010	2011	2011
ASSETS
Cash and Cash Equivalents	¥639,087	¥732,127	$8,805
Restricted Cash	77,486	118,065	1,420
Time Deposits	548	5,148	62
Investment in Direct Financing Leases	756,481	830,853	9,992
Installment Loans	2,464,251	2,983,164	35,877
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(157,523)	(154,150)	(1,854)
Investment in Operating Leases	1,213,223	1,270,295	15,277
Investment in Securities	1,104,158	1,175,381	14,136
Other Operating Assets	186,396	235,430	2,831
Investment in Affiliates	409,711	373,376	4,490
Other Receivables	210,521	182,013	2,189
Inventories	153,256	108,410	1,304
Prepaid Expenses	45,420	44,551	536
Office Facilities	96,831	102,403	1,232
Other Assets	539,954	574,516	6,909

Total Assets	¥7,739,800	¥8,581,582	$103,206

(Note)

Accounting Standards Update 2009-17 (ASC810-10 (“Consolidation”)) has been adopted since April 1, 2010. Pursuant to ASU 2009-17, the assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen	Millions of U.S. dollars
	2011	2011
Cash and Cash Equivalents	¥14,267	$171
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	242,309	2,914
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	830,689	9,990
Investment in Operating Leases	195,221	2,348
Investment in Securities	51,883	624
Investment in Affiliates	17,441	210
Others	121,811	1,465

	¥1,473,621	$17,722

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF MARCH 31, 2010 AND 2011

ORIX Corporation and Subsidiaries

	Millions of yen		Millions of U.S. dollars
	2010	2011	2011
LIABILITIES AND EQUITY
Liabilities:
Short-Term Debt	¥573,565	¥478,633	$5,756
Deposits	853,269	1,065,175	12,810
Trade Notes, Accounts Payable and Other Liabilities	311,113	304,354	3,660
Accrued Expenses	101,917	118,359	1,423
Policy Liabilities	409,957	398,265	4,790
Income Taxes:
Current	22,769	21,983	265
Deferred	160,905	160,518	1,930
Security Deposits	125,479	128,097	1,541
Long-Term Debt	3,836,270	4,531,268	54,495

Total Liabilities	6,395,244	7,206,652	86,670

Redeemable Noncontrolling Interests	28,095	33,902	408

Commitments and Contingent Liabilities
Equity:
Common stock:
Authorized 259,000,000 shares
Issued 110,229,948 shares in 2010 and 110,245,846 shares in 2011	143,939	143,995	1,732
Additional paid-in capital	178,661	179,137	2,154
Retained earnings	1,104,779	1,141,559	13,729
Accumulated other comprehensive income (loss)	(79,459)	(96,180)	(1,157)
Treasury stock, at cost:
2,745,701 shares in 2010 and 2,747,344 shares in 2011	(49,236)	(49,170)	(591)

ORIX Corporation Shareholders’ Equity	1,298,684	1,319,341	15,867
Noncontrolling interests	17,777	21,687	261

Total Equity	1,316,461	1,341,028	16,128

Total Liabilities and Equity	¥7,739,800	¥8,581,582	$103,206

(Note)

Accounting Standards Update 2009-17 (ASC810-10 (“Consolidation”)) has been adopted since April 1, 2010. Pursuant to ASU 2009-17, the liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen	Millions of U.S. dollars
	2011	2011
Short-Term Debt	¥1,847	$22
Trade Notes, Accounts Payable and Other Liabilities	9,803	118
Security Deposits	6,884	83
Long-Term Debt	1,160,042	13,951
Others	6,674	80

	¥1,185,250	$14,254

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2009, 2010 AND 2011

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Revenues:
Direct financing leases	¥63,275	¥50,004	¥51,320	$617
Operating leases	283,006	274,266	283,545	3,410
Interest on loans and investment securities	196,161	135,166	169,808	2,042
Brokerage commissions and net gains (losses) on investment securities	(12,544)	23,353	21,120	254
Life insurance premiums and related investment income	117,751	115,598	118,473	1,425
Real estate sales	71,088	40,669	54,741	658
Gains on sales of real estate under operating leases	24,346	6,841	5,103	61
Other operating revenues	289,403	266,397	266,000	3,200

Total revenues	1,032,486	912,294	970,110	11,667

Expenses:
Interest expense	101,919	82,029	123,503	1,485
Costs of operating leases	192,937	191,173	188,671	2,269
Life insurance costs	105,899	92,348	91,497	1,100
Costs of real estate sales	79,058	46,757	58,930	709
Other operating expenses	171,557	149,872	156,827	1,886
Selling, general and administrative expenses	229,066	218,322	204,812	2,463
Provision for doubtful receivables and probable loan losses	76,985	71,529	31,122	374
Write-downs of long-lived assets	3,673	6,977	18,853	227
Write-downs of securities	18,574	23,634	21,749	262
Foreign currency transaction loss (gain), net	(1,361)	943	186	3

Total expenses	978,307	883,584	896,150	10,778

Operating Income	54,179	28,710	73,960	889
Equity in Net Income (loss) of Affiliates	(40,458)	8,364	16,806	202
Gains (losses) on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	(1,686)	17,519	1,199	15

Income before Income Taxes and Discontinued Operations	12,035	54,593	91,965	1,106
Provision for Income Taxes	(2,598)	22,394	27,617	332

Income from Continuing Operations	14,633	32,199	64,348	774

Discontinued Operations:*1
Income from discontinued operations, net	17,883	14,453	13,556	163
Provision for income taxes	(8,719)	(5,715)	(5,297)	(64)

Discontinued operations, net of applicable tax effect	9,164	8,738	8,259	99

Net Income	23,797	40,937	72,607	873

Net Income Attributable to the Noncontrolling Interests	1,175	704	2,373	29

Net Income Attributable to the Redeemable Noncontrolling Interests	698	2,476	2,959	35

Net Income Attributable to ORIX Corporation	¥21,924	¥37,757	¥67,275	$809

1.	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE YEARS ENDED MARCH 31, 2009, 2010 AND 2011

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Income attributable to ORIX Corporation:
Income from continuing operations	¥12,991	¥28,984	¥59,063	$710
Discontinued operations	8,933	8,773	8,212	99

Net income attributable to ORIX Corporation	¥21,924	¥37,757	¥67,275	$809

	Yen			U.S. dollars
	2009	2010	2011	2011
Amounts per Share of Common Stock for Income attributable to ORIX Corporation:
Basic:
Income from continuing operations	¥146.11	¥284.43	¥549.49	$6.61
Discontinued operations	100.48	86.09	76.39	0.92

Net income attributable to ORIX Corporation	¥246.59	¥370.52	¥625.88	$7.53
Diluted:
Income from continuing operations	¥140.21	¥244.96	¥465.55	$5.60
Discontinued operations	93.60	70.95	62.20	0.75

Net income attributable to ORIX Corporation	¥233.81	¥315.91	¥527.75	$6.35
Cash Dividends	260.00	70.00	75.00	0.90

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2009, 2010 AND 2011

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Net Income	¥23,797	¥40,937	¥72,607	$873

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(42,167)	13,499	7,663	92
Net change of defined benefit pension plans	(12,098)	7,125	(2,006)	(24)
Net change of foreign currency translation adjustments	(18,820)	(8,462)	(21,186)	(254)
Net change of unrealized gains (losses) on derivative instruments	(1,101)	(1,460)	(782)	(10)

Total other comprehensive income (loss)	(74,186)	10,702	(16,311)	(196)

Comprehensive Income (Loss)	(50,389)	51,639	56,296	677

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	1,159	(306)	1,734	21

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(383)	876	606	7

Comprehensive Income (Loss) Attributable to ORIX Corporation	¥(51,165)	¥51,069	¥53,956	$649

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2009, 2010 AND 2011

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2008	¥102,107	¥135,159	¥1,083,439	¥(19,295)	¥(33,493)	¥1,267,917	¥17,229	¥1,285,146
Contribution to subsidiaries						0	2,162	2,162
Transaction with noncontrolling interests						0	(1,426)	(1,426)
Comprehensive income (loss), net of tax:
Net income			21,924			21,924	1,175	23,099
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(41,901)		(41,901)	(5)	(41,906)
Net change of defined benefit pension plans				(12,098)		(12,098)	0	(12,098)
Net change of foreign currency translation adjustments				(17,989)		(17,989)	(11)	(18,000)
Net change of unrealized gains (losses) on derivative instruments				(1,101)		(1,101)	0	(1,101)

Total other comprehensive income (loss)						(73,089)	(16)	(73,105)

Total comprehensive income (loss)						(51,165)	1,159	(50,006)

Cash dividends			(23,529)			(23,529)	(1,057)	(24,586)
Exercise of stock options	109	108				217	0	217
Compensation cost of stock options		1,370				1,370	0	1,370
Acquisition of treasury stock					(29,294)	(29,294)	0	(29,294)
Disposal of treasury stock		(533)	(9,915)		12,043	1,595	0	1,595
Other, net		209			210	419	0	419

Balance at March 31, 2009	102,216	136,313	1,071,919	(92,384)	(50,534)	1,167,530	18,067	1,185,597

Cumulative effect of applying accounting for “Contracts in entity’s own equity”			1,758			1,758	0	1,758

Balance at April 1, 2009	102,216	136,313	1,073,677	(92,384)	(50,534)	1,169,288	18,067	1,187,355

Issuance of common stock	41,677	41,347				83,024	0	83,024
Contribution to subsidiaries						0	2,473	2,473
Transaction with noncontrolling interests		(32)		(387)		(419)	60	(359)
Comprehensive income (loss), net of tax:
Net income			37,757			37,757	704	38,461
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				13,497		13,497	2	13,499
Net change of defined benefit pension plans				7,129		7,129	(4)	7,125
Net change of foreign currency translation adjustments				(5,860)		(5,860)	(1,002)	(6,862)
Net change of unrealized gains (losses) on derivative instruments				(1,454)		(1,454)	(6)	(1,460)

Total other comprehensive income (loss)						13,312	(1,010)	12,302

Total comprehensive income (loss)						51,069	(306)	50,763

Cash dividends			(6,261)			(6,261)	(2,517)	(8,778)
Conversion of convertible bond	7	7				14	0	14
Exercise of stock options	39	38				77	0	77
Compensation cost of stock options		611				611	0	611
Acquisition of treasury stock					(3)	(3)	0	(3)
Disposal of treasury stock			(531)		822	291	0	291
Other, net		377	137		479	993	0	993

Balance at March 31, 2010	143,939	178,661	1,104,779	(79,459)	(49,236)	1,298,684	17,777	1,316,461

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

FOR THE YEARS ENDED MARCH 31, 2009, 2010 AND 2011

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Cumulative effect of applying new accounting standards for the consolidation of variable interest entities			(22,495)	(3,406)		(25,901)	4,233	(21,668)

Balance at April 1, 2010	143,939	178,661	1,082,284	(82,865)	(49,236)	1,272,783	22,010	1,294,793

Contribution to subsidiaries						0	3,864	3,864
Transaction with noncontrolling interests		200		4		204	(2,450)	(2,246)
Comprehensive income (loss), net of tax:
Net income			67,275			67,275	2,373	69,648
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				7,605		7,605	58	7,663
Net change of defined benefit pension plans				(2,006)		(2,006)	0	(2,006)
Net change of foreign currency translation adjustments				(18,118)		(18,118)	(715)	(18,833)
Net change of unrealized gains (losses) on derivative instruments				(800)		(800)	18	(782)

Total other comprehensive income (loss)						(13,319)	(639)	(13,958)

Total comprehensive income (loss)						53,956	1,734	55,690

Cash dividends			(8,061)			(8,061)	(3,471)	(11,532)
Conversion of convertible bond	7	7				14	0	14
Exercise of stock options	49	49				98	0	98
Compensation cost of stock options		142				142	0	142
Acquisition of treasury stock					(70)	(70)	0	(70)
Other, net		78	61		136	275	0	275

Balance at March 31, 2011	¥143,995	¥179,137	¥1,141,559	¥(96,180)	¥(49,170)	¥1,319,341	¥21,687	¥1,341,028

1.	Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 18 (“Redeemable Noncontrolling Interests”).

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

FOR THE YEARS ENDED MARCH 31, 2009, 2010 AND 2011

ORIX Corporation and Subsidiaries

	Millions of U.S. dollars
	ORIX Corporation Shareholders’ Equity					Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at March 31, 2010	$1,731	$2,149	$13,287	$(956)	$(592)	$15,619	$214	$15,833

Cumulative effect of applying new accounting standards for the consolidation of variable interest entities			(271)	(41)		(312)	51	(261)

Balance at April 1, 2010	1,731	2,149	13,016	(997)	(592)	15,307	265	15,572

Contribution to subsidiaries						0	46	46
Transaction with noncontrolling interests		2		0		2	(29)	(27)

Comprehensive income (loss), net of tax:
Net income			809			809	29	838
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				91		91	1	92
Net change of defined benefit pension plans				(24)		(24)	0	(24)
Net change of foreign currency translation adjustments				(217)		(217)	(9)	(226)
Net change of unrealized gains (losses) on derivative instruments				(10)		(10)	0	(10)

Total other comprehensive income (loss)						(160)	(8)	(168)

Total comprehensive income (loss)						649	21	670

Cash dividends			(97)			(97)	(42)	(139)
Conversion of convertible bond	0	0				0	0	0
Exercise of stock options	1	1				2	0	2
Compensation cost of stock options		2				2	0	2
Acquisition of treasury stock					(1)	(1)	0	(1)
Other, net		0	1		2	3	0	3

Balance at March 31, 2011	$1,732	$2,154	$13,729	$(1,157)	$(591)	$15,867	$261	$16,128

1.	Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 18 (“Redeemable Noncontrolling Interests”).

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2009, 2010 AND 2011

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Cash Flows from Operating Activities:
Net income	¥23,797	¥40,937	¥72,607	$873
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	189,215	167,266	168,442	2,026
Provision for doubtful receivables and probable loan losses	76,985	71,529	31,122	374
Decrease in policy liabilities	(43,495)	(32,927)	(11,692)	(141)
Deferred tax benefit	(42,787)	(27,712)	(17,187)	(207)
Equity in net (income) loss of affiliates (excluding interest on loans)	40,458	(6,496)	(14,069)	(169)
(Gains) losses on sales of subsidiaries and affiliates and liquidation losses, net	1,686	(17,519)	(1,199)	(15)
Gains on sales of available-for-sale securities	(3,334)	(6,907)	(4,867)	(59)
Gains on sales of real estate under operating leases	(24,346)	(6,841)	(5,103)	(61)
Gains on sales of operating lease assets other than real estate	(11,426)	(7,552)	(9,968)	(120)
Write-downs of long-lived assets	3,673	6,977	18,853	227
Write-downs of securities	18,574	23,634	21,749	262
Decrease (increase) in restricted cash	23,661	4,520	(6,659)	(80)
Decrease (increase) in trading securities	20,048	(29,725)	(28,372)	(341)
Decrease in inventories	9,332	39,061	27,596	332
Decrease (increase) in other receivables	54,931	(518)	16,006	192
Decrease in trade notes, accounts payable and other liabilities	(36,185)	(35,011)	(22,042)	(265)
Other, net	7,992	26,595	(22,837)	(274)

Net cash provided by operating activities	308,779	209,311	212,380	2,554

Cash Flows from Investing Activities:
Purchases of lease equipment	(857,126)	(389,413)	(561,919)	(6,758)
Principal payments received under direct financing leases	431,984	352,316	384,288	4,622
Net proceeds from securitization of lease receivables, loan receivables and securities	30,859	28,305	0	0
Installment loans made to customers	(1,038,625)	(589,814)	(719,190)	(8,649)
Principal collected on installment loans	1,469,672	937,895	1,130,718	13,599
Proceeds from sales of operating lease assets	161,645	162,988	159,369	1,917
Investment in affiliates, net	(17,919)	(28,256)	36,945	444
Proceeds from sales of investment in affiliates	1,936	12,532	4,622	56
Purchases of available-for-sale securities	(301,030)	(456,364)	(742,816)	(8,933)
Proceeds from sales of available-for-sale securities	242,702	181,033	340,634	4,095
Proceeds from redemption of available-for-sale securities	128,669	162,292	310,594	3,735
Purchases of held-to-maturity securities	0	(43,748)	0	0
Purchases of other securities	(73,578)	(19,656)	(48,538)	(584)
Proceeds from sales of other securities	36,378	26,034	25,614	308
Purchases of other operating assets	(14,615)	(4,898)	(14,219)	(171)
Proceeds from sales of other operating assets	12,727	1,767	5,402	65
Acquisitions of subsidiaries, net of cash acquired	(752)	(10,218)	(46,554)	(560)
Sales of subsidiaries, net of cash disposed	28	123,613	12,685	153
Other, net	(41,772)	(13,620)	(26,037)	(313)

Net cash provided by investing activities	171,183	432,788	251,598	3,026

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(237,544)	(121,399)	(72,584)	(873)
Proceeds from debt with maturities longer than three months	2,091,575	1,083,310	1,488,199	17,898
Repayment of debt with maturities longer than three months	(2,343,124)	(1,678,649)	(1,918,774)	(23,076)
Net increase in deposits due to customers	196,973	185,076	166,012	1,997
Issuance of common stock	217	83,101	98	2
Cash dividends paid to ORIX Corporation shareholders	(23,529)	(6,261)	(8,061)	(97)
Cash dividends paid to redeemable noncontrolling interests	0	0	(6,008)	(72)
Net increase (decrease) in call money	9,900	(13,400)	(8,000)	(96)
Acquisition of treasury stock	(29,294)	(3)	(70)	(1)
Other, net	239	1,301	(4,402)	(55)

Net cash used in financing activities	(334,587)	(466,924)	(363,590)	(4,373)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(6,061)	3,943	(7,348)	(88)

Net Increase in Cash and Cash Equivalents	139,314	179,118	93,040	1,119

Cash and Cash Equivalents at Beginning of Year	320,655	459,969	639,087	7,686

Cash and Cash Equivalents at End of Year	¥459,969	¥639,087	¥732,127	$8,805

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

The accompanying consolidated financial statements have been prepared in conformity with US GAAP and, therefore, reflect certain adjustments to the books and records of the Company and its subsidiaries. The principal adjustments relate to initial direct costs to originate leases and loans, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition costs, calculation of insurance policy liabilities, accounting for goodwill and intangible assets resulting from business combinations, accounting for pension plans, accounting for changes in a parent’s ownership interest in its subsidiary, accounting for securitization of financial assets, reflection of the income tax effect on such adjustments and reclassification of discontinued operations, and the presentation of the noncontrolling interests.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% – 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to FASB Accounting Standards Codification (“ASC”) 810-10-25-2 to 14 (“Consolidation—The effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 2), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (f)), the determination of the allowance for doubtful receivables on direct financing leases

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

and probable loan losses (see (g)), the determination of impairment of long-lived assets (see (h)), the determination of impairment of investment in securities (see (i)), the determination of the valuation allowance for deferred tax assets and the evaluation of tax positions (see (j)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (l)), the determination of benefit obligation and net periodic pension cost (see (m)) and the determination of impairment of goodwill and intangible assets not subject to amortization (see (w)).

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

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

income to be taken into income over the lease term by using the interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation and is depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of principal operating lease assets classified as transportation equipment is 8 years, measuring and information-related equipment is 4 years, real estate is 33 years and other is 7 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows of the real estate in the form of management or operation of the real estate. Where the Company or its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, whereas if the Company or its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

Estimates of residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete and actual recovery being experienced for similar used equipment.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

Non-accrual policy—Past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes certain that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors.

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

(g) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

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

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about the collectibility. The Company and its subsidiaries do not consider that an other-than-temporary impairment for a debt security has occurred if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider that an

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security, (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis or (3) the present value of estimated cash flows will not fully cover the amortized cost of the security. For the debt security for which an other-than-temporary impairment is considered to have occurred, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

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

Until the end of the previous fiscal year (March 31, 2010), certain trusts and special-purpose entities that met the conditions of a qualifying special-purpose entity (“QSPEs”) were not consolidated under the previous

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

consolidation guidance for variable interest entities (“VIEs”) and the Company and its subsidiaries had accounted for those securitization transactions in which the financial assets were transferred to QSPEs as a sale when control over the transferred assets was surrendered. When the Company and its subsidiaries sold the assets in a securitization transaction, the carrying value of the assets was allocated to the portion sold and the portion that continued to be held, based on relative fair values. The Company and its subsidiaries recognized gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction was recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities. Interests that continued to be held included senior interests, subordinated interests and cash reserve account. Interests that continued to be held were initially recorded at the allocated carrying value of the assets based on their respective fair values and were periodically reviewed for impairment. For an interest that continued to be held for which the fair value was less than the amortized cost basis amounts, we estimated the present value of cash flows expected to be collected from the interest and compared it with the amortized cost basis of the interest to determine whether a credit loss existed. If, based on current information and events, we determined a credit loss existed for that interest, an other-than-temporary impairment was considered to have occurred. We wrote down that interest to fair value with the credit loss component of the impairment recognized in earnings and the noncredit component recorded in other comprehensive income (loss), unless we intended to sell that interest or more likely than not would be required to sell that interest before recovery of its amortized cost basis less any current-period credit loss, in which case the entire impairment loss would be charged to earnings. Fair values of interests that continued to be held were estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss rate, discount rate and prepayment rate.

From April 1, 2010, the Company and its subsidiaries have adopted Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)), which removed the exemption from consolidation previously given to QSPEs and any SPEs for securitizing financial assets have become subject to the consolidation rule for VIEs (see (af)). As a result, trusts or SPEs used in securitization transactions including those that were previously considered to be QSPEs of which the Company and its subsidiaries are the primary beneficiary have been consolidated, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as direct financing lease receivables, loan receivable and investment securities, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. In case the Company and its subsidiaries have transferred financial assets to a transferee which is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale when control over the transferred assets is surrendered.

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

(m) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

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

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2011 would have increased by approximately ¥24,674 million ($297 million), with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under US GAAP.

(p) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(q) Restricted cash

Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund, deposits related to servicing agreements, deposits collected on behalf of the customers and applied to non-recourse loans and trust accounts under securitization programs.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities and senior housing), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2009, 2010 and 2011 are ¥6,717 million, ¥7,202 million and ¥7,849 million ($94 million), respectively. Accumulated depreciation was ¥31,650 million and ¥34,739 million ($418 million) as of March 31, 2010 and 2011, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for land improvement and up to 20 years for others.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets, and derivative assets.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2010 and 2011, advance and/or progress payments were ¥115,285 million and ¥96,197 million ($1,157 million), respectively, and finished goods were ¥37,971 million and ¥12,213 million ($147 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain subsidiaries recorded ¥10,911 million, ¥7,115 million and ¥9,844 million ($118 million) of write-downs principally for advance and/or progress payments for development of residential condominiums for sale for fiscal 2009, 2010 and 2011, resulting from an increase in development costs and/or a decrease in expected sales price. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2009, 2010 and 2011 are ¥3,613 million, ¥3,153 million and ¥2,906 million ($35 million), respectively. Accumulated depreciation was ¥37,319 million and ¥39,057 million ($470 million) as of March 31, 2010 and 2011, respectively. Estimated useful lives range up to 62 years for buildings and fixtures and up to 20 years for machinery and equipment.

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

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables, guarantee liabilities, and derivative liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥2,766 million, ¥2,810 million and ¥3,646 million ($44 million) in fiscal 2009, 2010 and 2011, respectively, related to specific long-term development projects.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(z) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2009, 2010 and 2011 are ¥11,280 million, ¥6,870 million and ¥6,165 million ($74 million), respectively.

(aa) Discontinued operations

The Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for prior periods presented have also been reclassified as discontinued operations in the accompanying consolidated statements of income.

(ab) Financial statements presentation in U.S. dollars

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2011, which was ¥83.15 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

Furthermore, the Company and its subsidiaries apply ASC 260-10-45-43 to 44 (“Earnings Per Share—Contingently Convertible Instruments”) to Liquid Yield Option Notes™ .

(ad) Redeemable noncontrolling interests

Noncontrolling interest in certain subsidiaries are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-s99-3A) (“Classification and Measurement of Redeemable Securities”).

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(af) New accounting pronouncements

In December 2007, FASB Statement No. 160 (“Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51”), which was replaced by ASC 810-10-65-1 (“Consolidation—Noncontrolling Interests in Consolidated Financial Statements”), was issued. This Codification Section requires noncontrolling interests in subsidiaries to be classified as a separate component of equity. Under the Codification Section, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained. The Company and its subsidiaries adopted this Codification Section as of April 1, 2009. As a result, noncontrolling interests, which were previously classified between liabilities and equity, are included in equity except for redeemable noncontrolling interests, and presentation of certain amounts related to noncontrolling interests and redeemable noncontrolling interests is reclassified in the consolidated statements of income. Prior periods’ financial statements have also been reclassified.

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140”), which was codified by Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)), was issued. This Update removes the concept of a qualifying special-purpose entity and removes the exception from applying ASC 810-10 (“Consolidation-Variable Interest Entities”) to variable interest entities that are qualifying special-purpose entities. This Update also modifies the financial-components approach used in ASC 860 and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset.

Furthermore, in June 2009, FASB Statement No. 167 (“Amendment of FASB Interpretation No. 46(R)” (“FIN 46(R)”)), which was codified by Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)), was issued. This Update requires an enterprise to perform qualitative analysis to identify the primary beneficiary. An enterprise that has both of the following characteristics is considered to be the primary beneficiary who shall consolidate a variable interest entity:

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

These Updates are effective as of the beginning of the fiscal year that begins after November 15, 2009, for interim periods within that fiscal year, and for fiscal years and interim periods thereafter. The Company and its subsidiaries adopted these Updates on April 1, 2010. The effects of adopting these Updates on the Company and its subsidiaries’ financial conditions at the initial adoption date was an increase of ¥1,147 billion on total assets, an increase of ¥1,169 billion on total liabilities and a decrease of ¥22 billion on retained earnings, net of tax, respectively, in the consolidated balance sheets. For more information, see Note 11 “Variable Interest Entities”.

In January 2010, Accounting Standards Update 2010-06 (“Improving Disclosures about Fair Value Measurements”—ASC 820 (“Fair Value Measurements and Disclosures”)) was issued. This Update improves existing disclosures and adds new disclosures. Certain disclosures in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010 and for interim periods

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

within those fiscal years. Early adoption is permitted. Other disclosures are effective for interim and annual reporting periods beginning after December 15, 2009 and the Company and its subsidiaries adopted those other disclosure requirements for the period ended March 31, 2010. The adoption did not and will not have a material effect on the Company and its subsidiaries’ results of operation or financial position.

In February 2010, Accounting Standards Update 2010-10 (“Amendments for Certain Investment Funds—ASC 810 (“Consolidation”)”) was issued. ASU 2010-10 defers adoption of FASB Statement No. 167 (“Amendment of FASB Interpretation No. 46(R)”) which was codified by ASU 2009-17 (ASC 810 (“Consolidation”)) for a reporting entity’s interest in an entity:

•	That has all the attributes of an investment company or

•	For which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.

The amendments in ASU 2010-10 are effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period. The Company and its subsidiaries adopted the Update on April 1, 2010. The adoption did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2010, Accounting Standards Update 2010-20 (“Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”—ASC 310 (“Receivables”)) was issued. This Update enhances disclosures about the credit quality of financing receivables and the allowance for credit losses, by requiring an entity to provide disaggregated information by portfolio segment or class of financing receivables, credit quality indicators, past due information, and information about modifications of its financing receivables, and other information. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010 and the Company and its subsidiaries adopted these disclosure requirements for the period ended December 31, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this Update has and will have no effect on the Company and its subsidiaries’ results of operations or financial position. In April 2011, Accounting Standards Update 2011-02 (“A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”—ASC 310 (“Receivables”)) was issued. This Update clarifies the guidance on a creditor’s evaluation of whether a restructuring constitutes a troubled debt restructuring. Additionally, this Update requires entities to disclose certain information about troubled debt restructuring, which was deferred by the adoption of Accounting Standards Update 2011-01 (“Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No.2010-20”—ASC 310 (“Receivables”)). This Update is effective for the interim or annual period beginning on or after June 15, 2011 and should be applied retrospectively to restructurings occurring on or after the beginning of the annual period of adoption. Early adoption is permitted. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

In October 2010, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued.

This Update modifies the current definition of the types of costs relating to the acquisition of new and renewal insurance contracts that can be deferred as deferred acquisition costs, and specifies that only certain costs related directly to the successful acquisition of new or renewal insurance contracts should be deferred. In accordance with the amendment in this Update, the advertising cost which does not meet certain capitalization criteria, and the cost relating to unsuccessful contract acquisition should be charged to expense as incurred.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011 and should be applied prospectively. Retrospective application to all prior periods presented upon the date of adoption, and early adoption are permitted. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

In December 2010, Accounting Standards Update 2010-28 (“When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”—ASC 350 (“Goodwill and Other”)) was issued.

This Update modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For these reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. Any resulting goodwill impairment should be recorded as a cumulative effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the Update should be included in earnings.

The Update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Early adoption is not permitted.

The adoption will not have a material effect on the Company and its subsidiaries’ consolidated results of operations or financial position.

In December 2010, Accounting Standards Update 2010-29 (“Disclosure of Supplementary Pro Forma Information for Business Combinations”—ASC 805 (“Business Combinations”)) was issued.

This Update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.

The Update is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted.

This Update only relates to certain disclosure requirements and its adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In May 2011, Accounting Standards Update 2011-04 (“Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”—ASC 820 (“Fair Value Measurement”)) was issued. This Update is intended to result in a consistent definition of fair value and common requirements for measuring fair value and for disclosures about fair value between U.S. GAAP and IFRSs. Consequently, this Update changes some fair value measurement principles and enhances the disclosure requirements.

The Update is effective during interim and annual periods beginning after December 15, 2011. Early application is not permitted. The adoption will not have a significant effect on the Company and its subsidiaries’ consolidated results of operations or financial position.

In June 2011, Accounting Standards Update 2011-05 (“Presentation of Comprehensive Income”—ASC220 (“Comprehensive Income”)) was issued. Under this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. Regardless of an entity’s choice, the Update requires an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented.

The Update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Update does not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects. The Update does not affect how earnings per share is calculated or presented.

The Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted. The adoption of this Update on disclosure requirements will have no effect on the Company and its subsidiaries’ results of operations or financial position.

(ag) Reclassifications

Certain amounts in fiscal 2009 and 2010 consolidated financial statements have been reclassified to conform to fiscal 2011 presentation.

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

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). The Company and its subsidiaries measure mainly trading securities, available-for-sale securities, certain investment funds and derivatives at fair value on a recurring basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2010 and March 31, 2011:

	March 31, 2010
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Trading securities	¥49,596	¥1,157	¥48,386	¥53
Available-for-sale securities	845,234	67,224	376,206	401,804
Japanese and foreign government bond securities	146,453	0	146,453	0
Japanese prefectural and foreign municipal bond securities	19,247	0	19,247	0
Corporate debt securities	199,291	0	192,450	6,841
Specified bonds issued by SPEs in Japan	246,305	0	0	246,305
CMBS and RMBS in the U.S., and other asset-backed securities	149,358	0	700	148,658
Equity securities	84,580	67,224	17,356	0
Other securities	14,692	0	14,692	0
Investment funds	14,692	0	14,692	0
Derivative assets	17,074	1,015	15,531	528
Interest rate swap agreements	192	0	192	0
Options held/written, caps held	555	2	553	0
Futures, Foreign exchange contracts	2,075	1,013	1,062	0
Foreign currency swap agreements	13,724	0	13,724	0
Credit derivatives held/written	528	0	0	528

	¥926,596	¥69,396	¥454,815	¥402,385

Financial Liabilities:
Derivative liabilities	¥31,975	¥660	¥31,280	¥35
Interest rate swap agreements	2,956	0	2,956	0
Options held/written, caps held	189	0	189	0
Futures, Foreign exchange contracts	5,737	660	5,077	0
Foreign currency swap agreements	23,053	0	23,053	0
Credit derivatives held/written	40	0	5	35

	¥31,975	¥660	¥31,280	¥35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2011
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Trading securities	¥71,991	¥763	¥71,228	¥0
Available-for-sale securities	883,410	74,914	492,820	315,676
Japanese and foreign government bond securities	169,345	19,995	149,350	0
Japanese prefectural and foreign municipal bond securities	34,968	0	34,968	0
Corporate debt securities	292,032	0	289,459	2,573
Specified bonds issued by SPEs in Japan	222,314	0	0	222,314
CMBS and RMBS in the U.S., and other asset-backed securities	93,380	0	2,591	90,789
Equity securities	71,371	54,919	16,452	0
Other securities	10,023	0	10,023	0
Investment funds	10,023	0	10,023	0
Derivative assets	22,985	1,306	18,497	3,182
Interest rate swap agreements	2,070	0	2,070	0
Options held/written, caps held and other	3,467	0	333	3,134
Futures, Foreign exchange contracts	2,633	1,306	1,327	0
Foreign currency swap agreements	14,766	0	14,766	0
Credit derivatives held/written	49	0	1	48

	¥988,409	¥76,983	¥592,568	¥318,858

Financial Liabilities:
Derivative liabilities	¥42,076	¥977	¥40,863	¥236
Interest rate swap agreements	1,320	0	1,320	0
Options held/written, caps held and other	2,071	0	2,071	0
Futures, Foreign exchange contracts	4,968	977	3,991	0
Foreign currency swap agreements	33,481	0	33,481	0
Credit derivatives held/written	236	0	0	236

	¥42,076	¥977	¥40,863	¥236

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2011
	Millions of U.S. dollars
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Trading securities	$866	$9	$857	$0
Available-for-sale securities	10,624	901	5,926	3,797
Japanese and foreign government bond securities	2,037	241	1,796	0
Japanese prefectural and foreign municipal bond securities	420	0	420	0
Corporate debt securities	3,512	0	3,481	31
Specified bonds issued by SPEs in Japan	2,674	0	0	2,674
CMBS and RMBS in the U.S., and other asset-backed securities	1,123	0	31	1,092
Equity securities	858	660	198	0
Other securities	121	0	121	0
Investment funds	121	0	121	0
Derivative assets	276	16	222	38
Interest rate swap agreements	25	0	25	0
Options held/written, caps held and other	41	0	4	37
Futures, Foreign exchange contracts	32	16	16	0
Foreign currency swap agreements	177	0	177	0
Credit derivatives held/written	1	0	0	1

	$11,887	$926	$7,126	$3,835

Financial Liabilities:
Derivative liabilities	$506	$12	$491	$3
Interest rate swap agreements	16	0	16	0
Options held/written, caps held and other	25	0	25	0
Futures, Foreign exchange contracts	60	12	48	0
Foreign currency swap agreements	402	0	402	0
Credit derivatives held/written	3	0	0	3

	$506	$12	$491	$3

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the reporting period. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the year ended March 31, 2011, there were no significant transfers between Level 1 and Level 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table presents the reconciliation of financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during fiscal year 2009, 2010 and 2011:

	2009
	Millions of yen
	Balance at April 1, 2008	Gains or losses (realized/ unrealized)			Purchase, sales, and settlements (net)	Transfers in and/ or out of Level 3 (net) *2	Balance at March 31, 2009	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2009 *1
		Included in earnings *1	Included in other comprehensive income	Total
Trading securities	¥0	¥(734)	¥(86)	¥(820)	¥154	¥832	¥166	¥(734)
Available-for-sale securities	437,939	(2,305)	(3,438)	(5,743)	(51,090)	66,753	447,859	(4,323)
Corporate debt securities	12,969	(1,663)	251	(1,412)	(3,251)	1,870	10,176	(1,565)
Specified bonds issued by SPEs in Japan	341,720	(104)	(2,273)	(2,377)	(38,578)	0	300,765	(185)
CMBS and RMBS in the U.S., and other asset-backed securities	83,250	(538)	(1,416)	(1,954)	(9,261)	64,883	136,918	(2,573)
Investment in affiliates	0	954	0	954	6,000	0	6,954	954
Derivative assets and liabilities (net)	0	668	0	668	0	0	668	668
Options held/written, caps held	0	438	0	438	0	0	438	438
Credit derivatives held/written	0	230	0	230	0	0	230	230

	2010
	Millions of yen
	Balance at April 1, 2009	Gains or losses (realized/ unrealized)			Purchase, sales, and settlements (net)	Transfers in and/ or out of Level 3 (net) *2	Balance at March 31, 2010	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2010 *1
		Included in earnings *1	Included in other comprehensive income	Total
Trading securities	¥166	¥0	¥(170)	¥(170)	¥57	¥0	¥53	¥0
Available-for-sale securities	447,859	(9,394)	(519)	(9,913)	(36,997)	855	401,804	(8,691)
Corporate debt securities	10,176	(1,302)	492	(810)	(3,380)	855	6,841	(801)
Specified bonds issued by SPEs in Japan	300,765	(989)	(1,910)	(2,899)	(51,561)	0	246,305	(515)
CMBS and RMBS in the U.S., and other asset-backed securities	136,918	(7,103)	899	(6,204)	17,944	0	148,658	(7,375)
Investment in affiliates	6,954	(6,954)	0	(6,954)	0	0	0	0
Derivative assets and liabilities (net)	668	(175)	0	(175)	0	0	493	(175)
Options held/written, caps held	438	(438)	0	(438)	0	0	0	(438)
Credit derivatives held/written	230	263	0	263	0	0	493	263

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	2011
	Millions of yen
	Balance at March 31, 2010	Gains or losses (realized/ unrealized)			Purchase, sales, and settlements (net)	Transfers in and/ or out of Level 3 (net)*2	Balance at March 31, 2011	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2011*1
		Included in earnings*1	Included in other comprehensive income	Total
Trading securities	¥53	¥(26)	¥(2)	¥(28)	¥(25)	¥0	¥0	¥0
Available-for-sale securities	401,804	(6,242)	(3,248)	(9,490)	(33,102)	(43,536)	315,676	(5,848)
Corporate debt securities	6,841	(34)	(83)	(117)	(2,094)	(2,057)	2,573	(72)
Specified bonds issued by SPEs in Japan	246,305	(5,195)	351	(4,844)	(27,076)	7,929	222,314	(5,275)
CMBS and RMBS in the U.S., and other asset-backed securities	148,658	(1,013)	(3,516)	(4,529)	(3,932)	(49,408)	90,789	(501)
Derivative assets and liabilities (net)	493	(206)	0	(206)	0	2,659	2,946	(206)
Options held/written, caps held and other	0	475	0	475	0	2,659	3,134	475
Credit derivatives held/written	493	(681)	0	(681)	0	0	(188)	(681)

	2011
	Millions of U.S. dollars
	Balance at March 31, 2010	Gains or losses (realized/ unrealized)			Purchase, sales, and settlements (net)	Transfers in and/ or out of Level 3 (net)*2	Balance at March 31, 2011	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2011*1
		Included in earnings*1	Included in other comprehensive income	Total
Trading securities	$1	$(1)	$(0)	$(1)	$(0)	$0	$0	$0
Available-for-sale securities	4,832	(75)	(39)	(114)	(397)	(524)	3,797	(70)
Corporate debt securities	82	0	(1)	(1)	(25)	(25)	31	(1)
Specified bonds issued by SPEs in Japan	2,962	(63)	4	(59)	(325)	96	2,674	(63)
CMBS and RMBS in the U.S., and other asset-backed securities	1,788	(12)	(42)	(54)	(47)	(595)	1,092	(6)
Derivative assets and liabilities (net)	6	(3)	0	(3)	0	32	35	(3)
Options held/written, caps held and other	0	5	0	5	0	32	37	5
Credit derivatives held/written	6	(8)	0	(8)	0	0	(2)	(8)

*1	Principally, gains and losses from trading securities are included in “brokerage commissions and net gains (losses) on investment securities”; available-for-sale securities are included in “write-downs of securities” or “life insurance premiums and related investment income”; investments in affiliates are included in “equity in net income (loss) of affiliates” and derivative assets and liabilities (net) are included in “other operating revenues /expenses,” respectively.
*2	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In fiscal 2009, net amount of ¥66,753 million of available-for-sale securities, mainly CMBS and RMBS in the United States, was transferred from other levels to Level 3 due to a certain market becoming inactive.

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

With respect to the CMBS and RMBS in the United States, the Company and its subsidiaries judged that the market had become inactive during fiscal 2009 because there were few recent transactions and because brokers quotes or pricing evaluation from independent pricing service vendors for these securities were not available. As a result, the Company and its subsidiaries established internally developed pricing models (Level 3 inputs) using valuation techniques such as present value techniques in order to estimate the fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

From April 1, 2010, the Company and its subsidiaries adopted Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)), and Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)). As a result, there was an increase of ¥9,225 million in the Level 3 specified bonds issued by SPEs in Japan because these bonds are held by variable interest entities that have become subject to consolidation. On the other hand, there were decreases of ¥49,408 million in the Level 3 CMBS and RMBS in the United States and other asset-backed securities, and decreases of ¥1,296 million in the Level 3 specified bonds issued by SPEs in Japan, respectively, that are held by the Company and its subsidiaries, because these securities were issued by newly consolidated variable interest entities and accordingly have been eliminated in consolidation.

The following table presents recorded amounts of major assets measured at fair value on a nonrecurring basis as of March 31, 2010 and March 31, 2011. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

	March 31, 2010
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	¥10,138	¥0	¥0	¥10,138
Real estate collateral-dependent loans (net of allowance for probable loan losses)	105,948	0	0	105,948
Investment in operating leases	21,174	0	0	21,174
Land and buildings undeveloped or under construction	33,978	0	0	33,978
Certain investment in affiliates	502	0	502	0

	¥171,740	¥0	¥502	¥171,238

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2011
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	¥3,776	¥0	¥0	¥3,776
Loans held for sale	11,439	0	11,439	0
Real estate collateral-dependent loans (net of allowance for probable loan losses)	110,329	0	0	110,329
Investment in operating leases and other operating assets	26,813	0	0	26,813
Land and buildings undeveloped or under construction	30,595	0	0	30,595
Certain investment in affiliates	2,090	236	0	1,854

	¥185,042	¥236	¥11,439	¥173,367

	March 31, 2011
	Millions of U.S. dollars
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	$45	$0	$0	$45
Loans held for sale	138	0	138	0
Real estate collateral-dependent loans (net of allowance for probable loan losses)	1,327	0	0	1,327
Investment in operating leases and other operating assets	322	0	0	322
Land and buildings undeveloped or under construction	368	0	0	368
Certain investment in affiliates	25	3	0	22

	$2,225	$3	$138	$2,084

The following is a description of the main valuation methodologies used for assets and liabilities measured at fair value.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the United States are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies. The Company and its subsidiaries classified the assets as Level 3 because such techniques involve unobservable inputs.

Trading securities, Available-for-sale securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available, then fair value is estimated by using valuation models including discounted cash flow methodology and commonly used option-pricing models. Such securities are classified as Level 3, as the valuation models are based on inputs that are unobservable in the market.

The Company and its subsidiaries classified CMBS and RMBS in the United States, as level 3 due to a certain market being inactive. In determining whether a market is active or inactive, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to the CMBS and RMBS in the United States, the Company and its subsidiaries judged that the market was inactive because there were few recent transactions and brokers quotes or pricing evaluation from independent pricing service vendors for these securities were not available. As a result, the Company and its subsidiaries established internally developed pricing models (Level 3 inputs) using valuation techniques such as present value techniques in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use a discounted cash flow model that incorporates significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs are estimated based on contractual principal and interest repayment schedules on each of the specified bond issued by the SPEs. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodology) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

The fair value is based on the net asset value if the investments meet certain requirements that the investees have all of the attributes specified in ASC 946-10 (“Financial Services—Investment Companies”) and the investees calculate the net asset value. These investments are classified as Level 2, because they are not redeemable at the net asset value per share at the measurement date but they are redeemable at the net asset value per share in the near term after the measurement date.

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

3. Acquisitions

During fiscal 2009, the Company and its subsidiaries acquired entities for a total cost of ¥11,207 million, which was mainly paid in cash. In accordance with the finalization of purchase price allocation during fiscal 2010, the amount of goodwill was adjusted ¥5,357 to ¥3,466 million, which is not deductible for income tax calculation purposes and the amount of acquired intangible assets other than goodwill recognized in these transactions was adjusted from ¥0 to ¥201 million. Acquisitions were mainly included in the Real Estate segment.

During fiscal 2010, the Company and its subsidiaries acquired entities for a total cost of ¥12,142 million, which was paid in cash. In accordance with the finalization of purchase price allocation during fiscal 2011, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

amount of goodwill was adjusted ¥1,786 million to ¥1,740 million, which is not deductible for income tax calculation purposes and the amount of acquired intangible assets other than goodwill recognized in these transactions was adjusted from ¥0 to ¥140 million. Acquisitions were mainly included in the Real Estate segment.

During fiscal 2011, the Company and its subsidiaries acquired entities for a total cost of ¥64,875 million ($780 million), which was paid in cash. Goodwill initially recognized in these transactions amounted to ¥29,247 million ($352 million), which is not deductible for income tax calculation purposes. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. The amount of the goodwill and intangible assets other than goodwill could possibly be adjusted upon completion of the purchase price allocation. Acquisitions were mainly included in the Overseas Business segment.

The segment in which goodwill is allocated is disclosed in Note 13 (“Goodwill and Other Intangible Assets”).

4. Cash Flow Information

Cash payments during fiscal 2009, 2010 and 2011 are as follows:

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Cash payments:
Interest	¥111,435	¥84,259	¥84,979	$1,022
Income taxes	110,962	43,927	50,153	603

As non-cash investing activities, the Company and its subsidiaries assumed ¥38,120 million, ¥27,688 million and ¥ 142,906 million ($1,719 million) of liabilities in connection with acquisitions in fiscal 2009, 2010 and 2011, respectively. In addition, the Company’s common stocks of ¥1,673 million were exchanged in connection with acquisitions in fiscal 2009.

Affiliate’s common stocks of ¥9,439 million and ¥26,617 million were exchanged in connection with a sale of subsidiary in fiscal 2009 and 2010, respectively. In addition, the Company sold a portion of a subsidiary’s ownership interest and the subsidiary became an equity-method affiliate after the sale during fiscal 2010. As a result, a loan of ¥95,547 million provided to the former subsidiary became a loan to the affiliate, and with the equity investment in the affiliate of ¥25,828 million, the balance of investment in affiliates increased by a total of ¥121,375 million. The sale of the subsidiary’s ownership interest is disclosed in Note 12 “Investment in Affiliates”.

Moreover, ¥39,905 million, ¥83,018 million and ¥59,783 million ($719 million) of real estate under operating leases were transferred from installment loans and investment in securities in fiscal 2009, 2010 and 2011, respectively, as a result of real estate collateral acquired from non-recourse loans in order to maximize collections.

For VIEs that have become subject to consolidation due to the application of new accounting standards starting from fiscal 2011, see Note 11 “Variable Interest Entities”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

5. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2010 and 2011 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2010	2011	2011
Minimum lease payments receivable	¥840,453	¥927,607	$11,156
Estimated residual value	46,460	39,982	481
Initial direct costs	7,848	6,736	81
Unearned lease income	(138,280)	(143,472)	(1,726)

	¥756,481	¥830,853	$9,992

Minimum lease payments receivable are due in periodic installments through fiscal 2035. At March 31, 2011, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2012	¥288,962	$3,475
2013	216,623	2,605
2014	149,300	1,796
2015	84,905	1,021
2016	52,865	636
Thereafter	134,952	1,623

Total	¥927,607	$11,156

Gains and losses from the disposition of direct financing lease assets were not significant for fiscal 2009, 2010 and 2011.

6. Investment in Operating Leases

Investment in operating leases at March 31, 2010 and 2011 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2010	2011	2011
Transportation equipment	¥580,009	¥624,958	$7,516
Measuring and information-related equipment	170,047	176,304	2,120
Real estate	826,398	836,953	10,066
Other	19,267	19,152	230

	1,595,721	1,657,367	19,932
Accumulated depreciation	(399,747)	(402,697)	(4,843)

Net	1,195,974	1,254,670	15,089
Accrued rental receivables	17,249	15,625	188

	¥1,213,223	¥1,270,295	$15,277

Gains and losses from the disposition of real estate under operating leases are disclosed separately as gains on sales of real estate under operating leases or income from discontinued operations, net in the accompanying consolidated statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

For fiscal 2009, 2010 and 2011, gains on sales of operating lease assets other than real estate are ¥11,426 million, ¥7,552 million and ¥9,968 million ($120 million), respectively, and are included in operating lease revenues.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2009, 2010 and 2011 are as follows:

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Depreciation expenses	¥140,431	¥138,165	¥135,712	$1,632
Various expenses	52,506	53,008	52,959	637

	¥192,937	¥191,173	¥188,671	$2,269

The operating lease contracts include non-cancelable lease terms that range up to 20 years. The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2012	¥144,758	$1,741
2013	95,032	1,143
2014	63,187	760
2015	40,238	484
2016	24,628	296
Thereafter	55,180	663

Total	¥423,023	$5,087

7. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2010 and 2011 is as follows:

	Millions of yen		Millions of U.S. dollars
	2010	2011	2011
Borrowers in Japan:
Consumer—
Housing loans	¥731,184	¥823,974	$9,909
Other	13,663	14,317	172

	744,847	838,291	10,081

Corporate—
Real estate companies	447,181	345,078	4,150
Commercial, industrial and other companies	904,729	817,493	9,832

	1,351,910	1,162,571	13,982

Overseas corporate, industrial and other borrowers	244,521	870,967	10,475
Purchased loans*	122,973	111,335	1,339

	¥2,464,251	¥2,983,164	$35,877

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtor is unlikely and consist mainly of housing loans, loans to real estate companies and commercial, industrial and other companies in Japan.

Generally, all installment loans are made under agreements, which require the borrower to provide collateral or guarantors.

At March 31, 2011, the contractual maturities of installment loans except purchased loans for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2012	¥803,554	$9,664
2013	522,216	6,280
2014	425,198	5,114
2015	230,286	2,770
2016	178,146	2,142
Thereafter	712,429	8,568

Total	¥2,871,829	$34,538

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥172,403 million, ¥114,730 million and ¥152,118 million ($1,829 million) for fiscal 2009, 2010 and 2011, respectively.

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale and are carried at the lower of cost or market value determined on an individual basis. These loans held for sale are included in installment loans. There were no outstanding balances of these loans as of March 31, 2010 but the outstanding balances of these loans as of March 31, 2011 are ¥13,718 million ($165 million).

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

Purchased loans acquired by the Company and its subsidiaries are generally characterized by extended period of non-performance by the borrower and it is difficult to reliably estimate the amount, timing, or nature of collections. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥122,973 million and ¥111,335 million ($1,339 million) as of March 31, 2010 and 2011 and the fair value at the acquisition date of purchased loans acquired during fiscal 2010 and 2011 were ¥8,036 million and ¥7,449 million ($90 million), respectively.

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥24,021 million and ¥36,685 million ($441 million) as of March 31, 2010 and 2011.

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2009, 2010 and 2011 are as follows:

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Beginning balance	¥8,579	¥9,520	¥12,421	$149
Provision charged to income	1,615	3,481	5,261	63
Charge-offs	(462)	(609)	(230)	(2)
Other*	(212)	29	3	0

Ending balance	¥9,520	¥12,421	¥17,455	$210

*	Other includes foreign currency translation adjustments.

The above-mentioned amounts are included in the allowance for doubtful receivables on direct financing leases and probable loan losses (see Note 8).

8. Credit Quality of Financing Receivables and the Allowance for Credit Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2009, 2010 and 2011 are as follows:

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Beginning balance	¥102,007	¥158,544	¥157,523	$1,894
Effect of the application of the new accounting standards*1	0	0	32,181	387
Beginning balance after the application of the new accounting standards	¥102,007	¥158,544	¥189,704	$2,281
Provision charged to income	76,985	71,529	31,122	374
Charge-offs	(21,027)	(60,412)	(61,829)	(743)
Recoveries	1,296	2,615	175	2
Other*2	(717)	(14,753)	(5,022)	(60)

Ending balance	¥158,544	¥157,523	¥154,150	$1,854

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

*1	This effect results from our application of the new accounting standards for consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010.
*2	Other includes foreign currency translation adjustments, amounts reclassified to discontinued operations and decrease in allowance related to sales of subsidiaries.

The balance of the allowance broken down into investment in direct financing leases and installment loans at March 31, 2010 and 2011 is as follows:

	Millions of yen		Millions of U.S. dollars
	2010	2011	2011
Balance of allowance related to:
Investment in direct financing leases	¥23,969	¥21,201	$255
Installment loans	133,554	132,949	1,599

Total	¥157,523	¥154,150	$1,854

The recorded investments in loans considered impaired are ¥348,143 million and ¥312,031 million ($3,753 million) as of March 31, 2010 and 2011, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥268,145 million and ¥243,749 million ($2,931 million) as of March 31, 2010 and 2011, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥100,255 million and ¥97,323 million ($1,170 million) as of March 31, 2010 and 2011, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets. The recorded investments in loans considered impaired above include purchased loans considered impaired as described in Note 7.

As of March 31, 2010 and 2011, the balances of direct financing leases on non-accrual status were ¥25,682 million and ¥22,787 million ($274 million), and the balances of smaller-balance homogeneous loans on non-accrual status were ¥12,321 million and ¥15,096 million ($182 million), respectively.

The Company and its subsidiaries adopted Accounting Standards Update 2010-20 (“Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”—ASC 310 (“Receivables”)) issued in July 2010. This Update enhances disclosures about the credit quality of financing receivables and the allowance for credit losses, and requires an entity to provide the following information disaggregated by portfolio segment and class of financing receivable.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.

The following table provides information about the allowance for credit losses as of March 31, 2011:

	March 31, 2011
	Millions of yen
	Loans
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans*	Direct financing leases	Total
Allowance for Credit Losses:
Ending Balance	¥17,096	¥27,426	¥70,972	¥17,455	¥21,201	¥154,150

Individually Evaluated for Impairment	3,016	23,123	55,170	16,014	0	97,323
Not Individually Evaluated for Impairment	14,080	4,303	15,802	1,441	21,201	56,827

Financing receivables:
Ending Balance	¥840,419	¥952,573	¥1,065,119	¥111,335	¥830,853	¥3,800,299

Individually Evaluated for Impairment	8,312	73,029	194,005	36,685	0	312,031
Not Individually Evaluated for Impairment	832,107	879,544	871,114	74,650	830,853	3,488,268

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2011
	Millions of U.S. dollars
	Loans
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans*	Direct financing leases	Total
Allowance for Credit Losses:
Ending Balance	$206	$329	$854	$210	$255	$1,854

Individually Evaluated for Impairment	36	278	663	193	0	1,170
Not Individually Evaluated for Impairment	170	51	191	17	255	684

Financing receivables:
Ending Balance	$10,108	$11,456	$12,809	$1,339	$9,992	$45,704

Individually Evaluated for Impairment	100	879	2,333	441	0	3,753
Not Individually Evaluated for Impairment	10,008	10,577	10,476	898	9,992	41,951

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

The following table provides information about the impaired loans as of March 31, 2011:

	March 31, 2011
	Millions of Yen
	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded*1:		¥68,282	¥68,183	¥0
Consumer borrowers	Housing loans	2,259	2,259	0
	Other	0	0	0
Corporate borrowers		66,023	65,924	0
Non-recourse loans	Japan	9,465	9,443	0
	U.S	4,579	4,579	0
Other	Real estate companies	14,532	14,516	0
	Entertainment companies	17,080	17,031	0
	Other	20,367	20,355	0
Purchased loans		0	0	0
With an allowance recorded*2:		243,749	242,843	97,323
Consumer borrowers	Housing loans	6,053	6,052	3,016
	Other	0	0	0
Corporate borrowers		201,011	200,106	78,293
Non-recourse loans	Japan	11,953	11,895	4,421
	U.S	47,032	46,786	18,702
Other	Real estate companies	79,075	78,808	30,552
	Entertainment companies	12,517	12,486	4,114
	Other	50,434	50,131	20,504
Purchased loans		36,685	36,685	16,014

Total:		¥312,031	¥311,026	¥97,323

Consumer borrowers		8,312	8,311	3,016

Corporate borrowers		267,034	266,030	78,293

Non-recourse loans		73,029	72,703	23,123

Other		194,005	193,327	55,170

Purchased loans		36,685	36,685	16,014

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts due are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts due are not considered to be collectible.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2011
	Millions of U.S. dollars
	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded*1:		$822	$820	$0
Consumer borrowers	Housing loans	27	27	0
	Other	0	0	0
Corporate borrowers		795	793	0
Non-recourse loans	Japan	114	114	0
	U.S	55	55	0
Other	Real estate companies	175	175	0
	Entertainment companies	205	205	0
	Other	246	244	0
Purchased loans		0	0	0
With an allowance recorded *2:		2,931	2,921	1,170
Consumer borrowers	Housing loans	73	73	36
	Other	0	0	0
Corporate borrowers		2,417	2,407	941
Non-recourse loans	Japan	144	143	53
	U.S	566	563	225
Other	Real estate companies	951	948	367
	Entertainment companies	151	150	49
	Other	605	603	247
Purchased loans		441	441	193

Total:		$3,753	$3,741	$1,170

Consumer borrowers		100	100	36

Corporate borrowers		3,212	3,200	941

Non-recourse loans		879	875	278

Other		2,333	2,325	663

Purchased loans		441	441	193

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans and other, are impaired when terms of these loans are modified in troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discount cash flow methodology. Non-recourse loans in the U.S. consist mainly of commercial mortgage loans held by the newly consolidated VIEs resulting from the application of new accounting standards in this fiscal year relating to the consolidation of VIEs (see Note 1 “Significant Accounting and Reporting Policies” and Note 11 “Variable Interest Entities”). For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The average recorded investments in impaired loans for fiscal 2009, 2010 and 2011 were ¥317,911 million, ¥402,868 million and ¥368,539 million ($4,432 million), respectively. The Company and its subsidiaries recognized interest income on impaired loans of ¥15,482 million, ¥7,875 million and ¥4,225 million ($51 million), and collected in cash interest on impaired loans of ¥9,421 million, ¥4,841 million and ¥3,592 million ($43 million) in fiscal 2009, 2010 and 2011, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the credit quality indicators as of March 31, 2011:

	March 31, 2011
	Millions of yen
			Non-performing
	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers	Housing loans	¥807,194	¥8,312	¥9,972	¥18,284	¥825,478
	Other	14,876	0	65	65	14,941
Corporate borrowers		1,750,658	267,034	0	267,034	2,017,692
Non-recourse loans	Japan	282,222	21,418	0	21,418	303,640
	U.S	597,322	51,611	0	51,611	648,933
Other	Real estate companies	292,607	93,607	0	93,607	386,214
	Entertainment companies	115,876	29,597	0	29,597	145,473
	Other	462,631	70,801	0	70,801	533,432
Purchased loans		74,650	36,685	0	36,685	111,335
Direct financing leases	Japan	624,919	0	17,908	17,908	642,827
	Overseas	183,147	0	4,879	4,879	188,026

Total		¥3,455,444	¥312,031	¥32,824	¥344,855	¥3,800,299

	March 31, 2011
	Millions of U.S. dollars
			Non-performing
	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers	Housing loans	$9,708	$100	$120	$220	$9,928
	Other	179	0	1	1	180
Corporate borrowers		21,053	3,212	0	3,212	24,265
Non-recourse loans	Japan	3,394	258	0	258	3,652
	U.S	7,183	621	0	621	7,804
Other	Real estate companies	3,519	1,126	0	1,126	4,645
	Entertainment companies	1,394	356	0	356	1,750
	Other	5,563	851	0	851	6,414
Purchased loans		898	441	0	441	1,339
Direct financing leases	Japan	7,516	0	215	215	7,731
	Overseas	2,202	0	59	59	2,261

Total		$41,556	$3,753	$395	$4,148	$45,704

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, or whose repayment is past-due 90 days or more, and performing assets include all other financing receivables.

Out of non-performing assets presented above, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans which are not restructured and direct financing leases, as 90 days or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2011:

	March 31, 2011
	Millions of yen
		Past-Due Financing Receivables
	Class	30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due	Total Financing Receivables	Non-Accrual
Consumer borrowers	Housing loans	¥4,119	¥15,031	¥19,150	¥825,478	¥15,031
	Other	0	65	65	14,941	65
Corporate borrowers		120,127	125,826	245,953	2,017,692	125,826
Non-recourse loans	Japan	5,697	9,925	15,622	303,640	9,925
	U.S	97,114	19,747	116,861	648,933	19,747
Other	Real estate companies	4,556	54,566	59,122	386,214	54,566
	Entertainment companies	3,093	5,487	8,580	145,473	5,487
	Other	9,667	36,101	45,768	533,432	36,101
Direct financing leases	Japan	3,307	17,908	21,215	642,827	17,908
	Overseas	2,500	4,879	7,379	188,026	4,879

Total		¥130,053	¥163,709	¥293,762	¥3,688,964	¥163,709

	March 31, 2011
	Millions of U.S. dollars
	Class	Past-Due Financing Receivables
		30-89 Days Past-Due	90 Days or More Past-Due	Total Past Due	Total Financing Receivables	Non-Accrual
Consumer borrowers	Housing loans	$50	$181	$231	$9,928	$181
	Other	0	1	1	180	1
Corporate borrowers		1,444	1,513	2,957	24,265	1,513
Non-recourse loans	Japan	69	119	188	3,652	119
	U.S	1,168	237	1,405	7,804	237
Other	Real estate companies	55	656	711	4,645	656
	Entertainment companies	37	66	103	1,750	66
	Other	115	435	550	6,414	435
Direct financing leases	Japan	40	215	255	7,731	215
	Overseas	30	59	89	2,261	59

Total		$1,564	$1,969	$3,533	$44,365	$1,969

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends.

Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes certain that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors.

9. Investment in Securities

Investment in securities at March 31, 2010 and 2011 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2010	2011	2011
Trading securities	¥49,596	¥71,991	$866
Available-for-sale securities	845,234	883,410	10,624
Held-to-maturity securities	43,732	43,695	526
Other securities	165,596	176,285	2,120

Total	¥1,104,158	¥1,175,381	$14,136

Gains and losses realized from the sale of trading securities and net unrealized holding gains (losses) on trading securities are included in net gains (losses) on investment securities, (see Note 22).

For fiscal 2009, 2010 and 2011, net unrealized holding gains and losses on trading securities were losses of ¥13,065 million, gains of ¥7,211 million and gains of ¥2,065 million ($25 million), respectively.

During fiscal 2009 and 2010, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥242,702 million and ¥181,033 million, respectively, resulting in gross realized gains of ¥8,266 million and ¥7,547 million, respectively, and gross realized losses of ¥4,932 million and ¥640 million, respectively. During fiscal 2011, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥340,634 million ($4,095 million), resulting in gross realized gains of ¥5,579 million ($67 million) and gross realized losses of ¥712 million ($8 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2009, 2010 and 2011, the Company and its subsidiaries charged losses on securities of ¥18,574 million, ¥23,634 million and ¥21,749 million ($262 million), respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share.

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥72,347 million and ¥67,366 million ($810 million) at March 31, 2010 and 2011. Investments with an aggregate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

cost of ¥62,208 million and ¥63,590 million ($765 million) were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at March 31, 2010 and 2011 are as follows:

March 31, 2010

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥146,007	¥624	¥(178)	¥146,453
Japanese prefectural and foreign municipal bond securities	19,238	69	(60)	19,247
Corporate debt securities	199,937	910	(1,556)	199,291
Specified bonds issued by SPEs in Japan	249,696	303	(3,694)	246,305
CMBS and RMBS in the U.S., and other asset-backed securities	146,820	10,759	(8,221)	149,358
Equity securities	71,491	16,734	(3,645)	84,580

	833,189	29,399	(17,354)	845,234

Held-to-maturity:
Japanese government bond securities	43,732	0	(715)	43,017

	¥876,921	¥29,399	¥(18,069)	¥888,251

March 31, 2011

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥168,818	¥696	¥(169)	¥169,345
Japanese prefectural and foreign municipal bond securities	34,907	153	(92)	34,968
Corporate debt securities	292,836	1,287	(2,091)	292,032
Specified bonds issued by SPEs in Japan	225,393	46	(3,125)	222,314
CMBS and RMBS in the U.S., and other asset-backed securities	93,416	3,819	(3,855)	93,380
Equity securities	48,415	25,229	(2,273)	71,371

	863,785	31,230	(11,605)	883,410

Held-to-maturity:
Japanese government bond securities	43,695	412	0	44,107

	¥907,480	¥31,642	¥(11,605)	¥927,517

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2011

	Millions of U.S. dollars
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	$2,030	$8	$(1)	$2,037
Japanese prefectural and foreign municipal bond securities	420	1	(1)	420
Corporate debt securities	3,522	15	(25)	3,512
Specified bonds issued by SPEs in Japan	2,711	1	(38)	2,674
CMBS and RMBS in the U.S., and other asset-backed securities	1,123	47	(47)	1,123
Equity securities	582	303	(27)	858

	10,388	375	(139)	10,624

Held-to-maturity:
Japanese government bond securities	526	5	0	531

	$10,914	$380	$(139)	$11,155

According to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”), non-credit components of other-than-temporary impairments of ¥1,638 million and ¥392 million ($5 million), were included in the unrealized losses of CMBS and RMBS in the United States, and other asset-backed securities at March 31, 2010 and 2011, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2010 and 2011, respectively:

March 31, 2010

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥81,432	¥(99)	¥4,768	¥(79)	¥86,200	¥(178)
Japanese prefectural and foreign municipal bond securities	12,480	(60)	0	0	12,480	(60)
Corporate debt securities	88,305	(484)	26,100	(1,072)	114,405	(1,556)
Specified bonds issued by SPEs in Japan	30,189	(1,041)	83,024	(2,653)	113,213	(3,694)
CMBS and RMBS in the U.S., and other asset-backed securities	17,578	(2,141)	65,070	(6,080)	82,648	(8,221)
Equity securities	17,875	(2,739)	4,822	(906)	22,697	(3,645)

	247,859	(6,564)	183,784	(10,790)	431,643	(17,354)

Held-to-maturity:
Japanese government bond securities	43,017	(715)	0	0	43,017	(715)

	¥290,876	¥(7,279)	¥183,784	¥(10,790)	¥474,660	¥(18,069)

March 31, 2011

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥63,438	¥(169)	¥0	¥0	¥63,438	¥(169)
Japanese prefectural and foreign municipal bond securities	22,444	(92)	0	0	22,444	(92)
Corporate debt securities	184,185	(2,071)	1,980	(20)	186,165	(2,091)
Specified bonds issued by SPEs in Japan	49,180	(2,025)	49,398	(1,100)	98,578	(3,125)
CMBS and RMBS in the U.S., and other asset-backed securities	6,660	(853)	27,276	(3,002)	33,936	(3,855)
Equity securities	11,196	(1,470)	4,891	(803)	16,087	(2,273)

	¥337,103	¥(6,680)	¥83,545	¥(4,925)	¥420,648	¥(11,605)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2011

	Millions of U.S. dollars
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	$763	$(1)	$0	$0	$763	$(1)
Japanese prefectural and foreign municipal bond securities	270	(1)	0	0	270	(1)
Corporate debt securities	2,215	(25)	24	(0)	2,239	(25)
Specified bonds issued by SPEs in Japan	591	(25)	594	(13)	1,185	(38)
CMBS and RMBS in the U.S., and other asset-backed securities	80	(11)	328	(36)	408	(47)
Equity securities	135	(17)	59	(10)	194	(27)

	$4,054	$(80)	$1,005	$(59)	$5,059	$(139)

Approximately 411 and 449 investment securities were in an unrealized loss position as of March 31, 2010 and 2011, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

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

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the domestic real estate market and the credit crunch in the capital and financial markets. Considering all available information to assess the collectibility of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2011.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2011.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2011.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for fiscal 2009, 2010 and 2011 are as follows:

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Total other-than-temporary impairment losses	¥20,060	¥26,057	¥22,212	$267
Portion of loss recognized in other comprehensive income (before taxes)	(1,486)	(2,423)	(463)	(5)

Net impairment losses recognized in earnings	¥18,574	¥23,634	¥21,749	$262

Other-than-temporary impairment losses related to debt securities are recognized mainly on certain specified bonds, which have experienced credit losses due to significant decline in the value of the underlying assets, as well as on certain mortgage-backed and other asset-backed securities, which have experienced credit losses due to a decrease in cash flows attributable to significant default and bankruptcies on the underlying loans. Because the Company and its subsidiaries do not intend to sell these securities and it is not more likely than not that the Company and its subsidiaries will be required to sell these securities before recovery of their amortized cost basis, the Company and its subsidiaries charged only the credit loss component of the total impairment to earnings with the remaining non-credit component recognized in other comprehensive income (loss). The credit loss assessment was made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed and other asset- backed securities, that were estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for fiscal 2010 and 2011 are as follows:

	Millions of yen		Millions of U.S. dollars
	2010	2011	2011
Beginning	¥906	¥5,016	$60
Reduction to the beginning balance*	0	(1,810)	(21)
Beginning after reduction	0	3,206	39
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	3,744	7,292	88
Credit loss for which an other-than-temporary impairment was previously recognized	366	736	9
Reduction during the period:
For securities sold or redeemed	0	(307)	(4)
Due to change in intent to sell or requirement to sell	0	(1,905)	(23)

Ending	¥5,016	¥9,022	$109

*	Cumulative effects of adopting Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”) (FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”))), and Accounting Standards Update 2009-17 (ASC810 (“Consolidation”) (FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R),” ASC810-10 (“Consolidation—Variable Interest Entities”)))) have been deducted from the beginning balance.

The Company and its subsidiaries adopted Accounting Standards Update 2009-12 (“Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—ASC 820 (“Fair Value Measurements and Disclosures”)”). Under ASC 820, the information about the fund investments the Company and its subsidiaries hold at March 31, 2010 and 2011, respectively are as follows:

March 31, 2010 and 2011

Type of Fund Investment	2010 (Millions of Yen)	2011 (Millions of Yen)	2011 (Millions of U.S. dollars)	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Hedge Fund*	¥14,692	¥10,023	$121	Monthly – Quarterly	10 days – 45 days

Total	¥14,692	¥10,023	$121	—	—

*	This category includes several hedge funds that seek profits using investment strategies such as managed futures, global macro and relative value. The fair value of the investments in this category is calculated based on the net asset value of the investees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities held at March 31, 2011:

Available-for-sale securities held at March 31, 2011:

	Millions of yen		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	¥185,404	¥185,404	$2,230	$2,230
Due after one to five years	422,260	419,450	5,078	5,044
Due after five to ten years	150,967	150,362	1,816	1,809
Due after ten years	56,739	56,823	682	683

	¥815,370	¥812,039	$9,806	$9,766

Held-to-maturity securities held at March 31, 2011:

	Millions of yen		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due after ten years	¥43,695	¥44,107	$526	$531

	¥43,695	¥44,107	$526	$531

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥23,758 million, ¥20,436 million and ¥17,690 million ($213 million) for fiscal 2009, 2010 and 2011, respectively.

A certain foreign subsidiary acquired debt securities with evidence of deterioration of credit quality at the time of acquisition, and those debt securities were probably not able to recover all contractual amounts. In accordance with the provision of ASC 310-30 (Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality), the subsidiary determined the expected future cash flows taking into account historical cash collections for debt securities with similar characteristics as well as expected prepayments and the amount and the timing of undiscounted expected principal, interest and other cash flows for each pool of debt securities. Accretable yield represents the excess of expected future cash flows over carrying value of the debt securities, which is recognized as interest income over the remaining life of the debt securities. For a debt security for which the fair value is less than the amortized cost basis, the subsidiary estimates the present value of cash flows expected to be collected from the security and compares it with the amortized cost basis of the security to determine whether a credit loss exists. If, based on current information and events, the subsidiary determines a credit loss exists for that security, an other-than-temporary impairment is considered to have occurred. The subsidiary writes down that security to fair value with the credit loss component of the impairment recognized in earnings and the noncredit component recorded in other comprehensive income (loss), unless the subsidiary intends to sell that security or more likely than not will be required to sell that security before

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

recovery, in which case the entire impairment loss would be charged to earnings. As of March 31, 2010 and 2011, the carrying amount and the nominal value of debt securities acquired with evidence of deterioration of credit quality were ¥11,880 million and ¥7,612 million ($92 million), and ¥40,605 million and ¥18,090 million ($218 million), and the outstanding balance of accretable yield was ¥10,420 million and ¥6,202 million ($75 million) respectively.

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

Until March 31, 2010, the Company and its subsidiaries did not consolidate qualified special-purpose entities (“QSPEs”) meeting certain requirements and the Company and its subsidiaries accounted for the transfer of financial assets to QSPEs as a sale when control over the financial assets was surrendered.

From April 1, 2010, the Company and its subsidiaries apply Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)). This Update removes the concept of a QSPE and removes the exception from applying ASC 810-10 (“Consolidation—Variable Interest Entities”) to variable interest entities that are QSPEs. This Update also modifies the financial-components approach used in former ASC 860 (“Transfers and Servicing”) and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset. As a result, many SPEs for securitization which had not been consolidated because they met QSPE criteria have been consolidated in accordance with Accounting Standards Update 2009-17 (ASC810 (“Consolidation”)). For further information, see Note 11 “Variable Interest Entities”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

During fiscal 2009 and 2010, certain information with respect to these securitization transactions accounted for as sales is as follows. During fiscal 2011, there was no securitization transaction accounted for as a sale.

	Millions of yen
	2009	2010
Direct financing leases:
Balance sold	¥37,889	¥27,974
Gains (losses) on sales	(365)	331
Interests that continue to be held	17,903	23,207
Installment loans:
Balance sold	5,258	0
Gains on sales	132	0
Interests that continue to be held	148	0

Regarding securitizations of direct financing lease receivables, for fiscal 2009 and 2010, revenues from interests that continue to be held of ¥5,772 million and ¥4,744 million, respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from interests that continue to be held of ¥1,476 million and ¥1,630 million for fiscal 2009 and 2010, respectively, are included in interest on loans and investment securities in the consolidated statements of income. Regarding securitizations of investment in securities, revenues from interests that continue to be held of ¥3,469 million and ¥2,378 million for fiscal 2009 and 2010, respectively, are included in interest on loans and investment securities in the consolidated statements of income. Due to the adoption of Accounting Standards Update 2009-16 and 2009-17, almost all vehicles used for securitization are now consolidated. As a result, revenues from interests that continue to be held are not disclosed for fiscal 2011 as amounts have been eliminated in consolidation.

As of March 31, 2009, 2010 and 2011, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.

Economic assumptions used in measuring the interests that continue to be held related to securitization transactions completed during fiscal 2009 and 2010 are as follows. There are no interests that continue to be held related to securitization transactions completed during fiscal 2011.

	2009		2010
		Installment loans
	Direct financing leases	Commercial mortgage loans	Direct financing leases
	%	%	%
Expected credit loss	1.27-1.52	0.86	1.51-1.55
Discount rate	1.92-11.43	2.60	2.33-4.28
Annual prepayment rate	3.70-6.52	1.15	6.24-6.59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Interests that continue to be held from securitization transactions are recorded in the consolidated balance sheets at March 31, 2010. Key economic assumptions used in measuring the fair value of them, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

March 31, 2010
	Direct financing leases	Installment loans		Investment in securities
		Commercial mortgage loans	Mortgage loans for individuals

Expected credit loss	0.29%-1.62%	0.72%-14.00%	0.74%-1.18%	1.22%-14.00%
Discount rate	1.17%-21.25%	0.22%-9.88%	1.39%-6.33%	0.22%-18.49%
Annual prepayment rate	1.52%-6.66%	2.86%-42.93%	1.56%-5.64%	7.56%-42.93%

	Millions of yen
		Installment loans
	Direct financing leases	Commercial mortgage loans	Mortgage loans for individuals	Investment in securities
Fair value of interests that continue to be held	¥76,136	¥2,830	¥25,930	¥23,258
Book value of the interests that continue to be held	67,028	2,859	22,568	23,601
Weighted average life (in years)	2.0-3.4	0.7	13.9-24.5	0.6-4.2
Expected credit loss:
+10%	376	35	47	50
+20%	756	70	94	143
Discount rate:
+10%	605	6	402	311
+20%	1,198	12	793	608
Prepayment rate:
+10%	57	16	173	2
+20%	117	32	341	4

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

Certain cash flows received from/paid to SPEs for all securitization activities in fiscal 2009 and 2010 are summarized as follows:

	Millions of yen
	2009	2010
Proceeds from new securitizations	¥42,922	¥28,305
Servicing fees received	419	385
Cash flows received on interests that continue to be held	23,740	29,336
Repurchases of ineligible assets	(20,219)	(18,487)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Quantitative information about delinquencies, net credit losses, and components of financial assets sold on securitization and other assets managed together as of March 31, 2010 and 2011 are as follows:

March 31, 2010

	Millions of yen
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥883,452	¥25,682	¥8,744
Installment loans	2,575,568	360,464	49,053

Total assets managed or sold on securitization	¥3,459,020	¥386,146	¥57,797

Less: assets sold on securitization	(238,288)

Assets held in portfolio	¥3,220,732

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2010, are ¥257,654 million, but the assets of ¥19,366 million, of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

The total assets of investment securities sold on securitization, as of March 31, 2010, are ¥31,123 million and are not included in the table above.

March 31, 2011

	Millions of yen			Millions of dollars
	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses	Total principal amount of receivables	Principal amount of receivables more than 90 days past-due and impaired loans	Net credit losses
Types of assets:
Direct financing leases	¥834,346	¥22,787	¥7,505	$10,034	$274	$90
Installment loans	2,983,164	322,068	54,149	35,877	3,873	651

Total assets managed or sold on securitization	¥3,817,510	¥344,855	¥61,654	$45,911	$4,147	$741

Less: assets sold on securitization	(3,493)			(42)

Assets held in portfolio	¥3,814,017			$45,869

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The total assets of direct financing leases and installment loans sold on securitization, as of March 31, 2011, are ¥12,651 million ($152 million), but the assets of ¥9,158 million ($110 million), of which the Company and certain subsidiaries’ only continuing involvement is the servicing, are not included in the table above.

There were no investment securities sold on securitization, as of March 31, 2011.

11. Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for those SPEs. ASC 810-10 (“Consolidation—Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the ASC Section. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or (b) as a group the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of the ASC Section are called variable interest entities (“VIEs”).

Until March 31, 2010, in accordance with ASC 810-10 before amendment, the Company and its subsidiaries were required to consolidate a VIE as the primary beneficiary if the Company and its subsidiaries had a variable interest to absorb a majority of the VIE’s expected loss or receive a majority of the VIE’s expected residual returns or meet both of these conditions by using quantitative analysis.

Also, until March 31, 2010, if SPEs met the criteria for qualifying special-purpose entity (“QSPE”) status in accordance with ASC 860 (“Transfer and Servicing”) and ASC 810-10 before amendment, the Company and its subsidiaries excluded the QSPE from scope of consolidation.

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”), which was codified by Accounting Standards Update 2009-16 (ASC860 (“Transfers and Servicing”)) and FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”), which was codified by Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)), were issued. These Updates remove the concept of a QSPE and remove the exception from applying ASC 810-10 to variable interest entities that are QSPEs and require the Company and its subsidiaries to perform a qualitative analysis to identify the primary beneficiary of all variable interest entities, including QSPEs. The Company and its subsidiaries adopted these Updates on April 1, 2010. The effect of adopting these Updates on our financial conditions at the initial adoption date was an increase of ¥1,147 billion on total assets, and an increase of ¥1,169 billion on total liabilities, respectively, in the consolidated balance sheets. These are mainly included in (f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable, and (g) VIEs for securitization of commercial mortgage loans originated by third parties.

According to these Updates, effective from April 1, 2010, the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of variable interest entities. An enterprise that has both of the following characteristics is considered to be the primary beneficiary who shall consolidate a variable interest entity:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a variable interest entity.

The following are the items that the Company and its subsidiaries are considering in a qualitative assessment.

•	Which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities

•	Characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	Involvement of other variable interest holders

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant, when determining the primary beneficiary.

•	designing the structuring of a transaction

•	providing an equity investment and debt financing

•	being the investment manager, asset manager or servicer and receiving variable fees

•	providing liquidity and other financial support

The Company does not have the power to direct activities of the VIEs that most significantly impact the VIEs’ economic performance, if that power is shared. In that case, the Company and its subsidiaries do not consolidate such VIEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Information about VIEs for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2010(4)

	Millions of yen
Types of VIEs:	Total assets(1)	Total liabilities(1)	Assets which are pledged as collateral(2)	Commitments(3)
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	17,817	9,245	10,980	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	389,343	102,960	156,922	2,680
(d) VIEs for corporate rehabilitation support business	15,462	0	475	0
(e) VIEs for investment in securities	23,804	9,342	0	1,596
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	292,049	202,224	292,049	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	0	0	0	0
(h) Other VIEs	6,937	0	0	0

Total	¥745,412	¥323,771	¥460,426	¥4,276

March 31, 2011

	Millions of yen
Types of VIEs:	Total assets(1)	Total liabilities(1)	Assets which are pledged as collateral(2)	Commitments(3)
(a) VIEs for liquidating customer assets	¥5,222	¥3,846	¥5,222	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	16,051	4,493	5,660	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	343,394	120,908	226,319	1,076
(d) VIEs for corporate rehabilitation support business	15,988	142	0	0
(e) VIEs for investment in securities	83,694	13,675	33,169	1,491
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	505,421	352,034	505,421	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	669,375	671,349	660,237	0
(h) Other VIEs	154,176	66,529	139,260	4,140

Total	¥1,793,321	¥1,232,976	¥1,575,288	¥6,707

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2011

	Millions of U.S. dollars
Types of VIEs:	Total assets(1)	Total liabilities(1)	Assets which are pledged as collateral(2)	Commitments(3)
(a) VIEs for liquidating customer assets	$63	$46	$63	$0
(b) VIEs for acquisition of real estate and real estate development projects for customers	193	54	68	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	4,130	1,454	2,722	13
(d) VIEs for corporate rehabilitation support business	192	2	0	0
(e) VIEs for investment in securities	1,007	164	399	18
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	6,078	4,234	6,078	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	8,050	8,074	7,940	0
(h) Other VIEs	1,854	800	1,675	50

Total	$21,567	$14,828	$18,945	$81

Note:	(1) The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of the VIEs have no recourse to other assets of the Company and its subsidiaries.
(2) The assets are pledged as collateral by VIE for financing of the VIE.
(3) This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.
(4) Until March 31, 2010, the Company and its subsidiaries had made disclosures according to ASC810-10 before amendment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

2.	Non-consolidated VIEs

March 31, 2010(4)

	Millions of yen
	Total assets	Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss(5)
Types of VIEs:		Specified bonds and non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥80,585	¥2,540	¥10,075	¥12,615
(b) VIEs for acquisition of real estate and real estate development projects for customers	622,872	17,323	41,858	106,469
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	0	0	0	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans by third parties	0	0	0	0
(h) Other VIEs	0	0	0	0

Total	¥703,457	¥19,863	¥51,933	¥119,084

March 31, 2011

	Millions of yen
Types of VIEs:	Total assets	Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss(5)
		Specified bonds and non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥66,710	¥1,073	¥6,979	¥8,052
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,090,147	174,380	52,850	260,935
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	1,143,069	0	22,349	37,287
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	2,535,037	4,000	25,493	31,478
(h) Other VIEs	83,811	697	3,132	3,829

Total	¥4,918,774	¥180,150	¥110,803	¥341,581

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2011

	Millions of U.S. dollars
Types of VIEs:	Total assets	Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss(5)
		Specified bonds and non-recourse loans	Investments
(a) VIEs for liquidating customer assets	$802	$13	$84	$97
(b) VIEs for acquisition of real estate and real estate development projects for customers	13,111	2,097	635	3,138
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	13,747	0	269	449
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	30,487	48	307	378
(h) Other VIEs	1,008	9	38	46

Total	$59,155	$2,167	$1,333	$4,108

Note:	(5) Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. The Company and its subsidiaries have consolidated some of those VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs. Assets of the consolidated VIEs are mainly included in investment in operating leases in the consolidated balance sheets. Liabilities of the consolidated VIEs are mainly included in long-term debt in the consolidated balance sheets.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets in the consolidated balance sheets.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated some of those VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs. Assets of the consolidated VIEs are mainly included in cash and cash equivalents, investment in operating leases and other operating assets in the consolidated balance sheets. Liabilities of those consolidated VIEs are mainly included in long-term debt in the consolidated balance sheets.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, specified bonds are included in investment in securities, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets and investment in securities in the consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries might be required to provide additional investment in certain non-consolidated VIEs, as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages.

In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries have consolidated such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

The Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings for the years ended March 31, 2010 and 2011 were ¥5,148 million and ¥14,613 million ($176 million), respectively. As a result, the Company and its subsidiaries performed the reassessment and consolidated those VIEs.

Assets of the consolidated VIEs are mainly included in investment in operating leases, cash and cash equivalents and other assets in the consolidated balance sheets. Liabilities of those consolidated VIEs are mainly included in long-term debt in the consolidated balance sheets. The Company has commitment agreements by which the Company might be required to make an additional investment in certain such consolidated VIEs.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but that are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Assets of the consolidated VIEs are mainly included in installment loans in the consolidated balance sheets. Liabilities of those consolidated VIEs are mainly included in accrued expenses in the consolidated balance sheets.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed mainly by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs and/or other means.

Assets of the consolidated VIEs are mainly included in investment in securities, other receivables and investment in affiliates in the consolidated balance sheets. Liabilities of those consolidated VIEs are mainly included in short-term debt and long-term debt in the consolidated balance sheets. The Company has commitment agreements by which the Company might be required to make additional investment in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities. The Company has commitment agreement by which the Company might be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivable and loans receivable. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities, and take a role as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

Assets of the consolidated VIEs are mainly included in investment in direct financing leases and installment loans in the consolidated balance sheets. Liabilities of those consolidated VIEs are mainly included in long-term debt in the consolidated balance sheets.

(g) VIEs for securitization of commercial mortgage loans originated by third parties

The Company’s subsidiaries hold the subordinated portion of CMBS originated by third parties. In addition to holding the subordinated portion, the subsidiaries sometimes take a role as a special-servicer of the securitization transaction. As the special servicer, the subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the role as special-servicer

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

Assets of the consolidated VIEs are mainly included in installment loans and investment in securities in the consolidated balance sheets. Liabilities of those consolidated VIEs are mainly included in long-term debt in the consolidated balance sheets.

Variable interests of non-consolidated VIEs, for which the Company or its subsidiaries are not the special servicer, are included in investment in securities.

(h) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, a subsidiary has consolidated a VIE which is not included in the categories (a) through (g) above, because the subsidiary holds the subordinated portion of the VIE and the VIE is effectively controlled by the subsidiary.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated statements of income.

In some cases, the Company and its subsidiaries make investments to the kumiai or its related SPE and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise have any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company and its subsidiaries may use VIEs to finance. The Company and its subsidiaries transfer their own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company guarantees the performance of obligation of the SPEs. The Company and its subsidiaries continually hold subordinated interests in the SPEs and perform administrative work of such assets. The Company and its subsidiaries consolidate such SPEs because the Company and its subsidiaries have a right to direct the activities of them that most significantly impact their economic performance and have the obligation to absorb losses expected of them by setting up the scheme and performing administrative work of the assets. Assets of the consolidated SPEs are mainly included in investment in operating leases and other assets and liabilities are mainly included in long- term debt in the consolidated balance sheets, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

12. Investment in Affiliates

Investment in affiliates at March 31, 2010 and 2011 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2010	2011	2011
Shares	¥293,488	¥311,556	$3,747
Loans	116,223	61,820	743

	¥409,711	¥373,376	$4,490

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥55,531 million and ¥ 69,071 million, respectively, as of March 31, 2010 and ¥53,851 million ($648 million) and ¥54,237 million ($652 million), respectively, as of March 31, 2011.

In fiscal 2009, 2010 and 2011, the Company and its subsidiaries received dividends from affiliates of ¥11,046 million, ¥1,702 million and ¥2,875 million ($35 million), respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥24,856 million and ¥32,187 million ($387 million) as of March 31, 2010 and 2011, respectively.

ORIX JREIT Inc. (“ORIX JREIT”), an equity method affiliate, entered into an asset management agreement with one of the Company’s subsidiaries and paid management fees of ¥1,672 million, ¥1,572 million and ¥1,555 million ($19 million) for fiscal 2009, 2010 and 2011, respectively.

The Company and its subsidiaries sold office buildings mainly under operating leases to ORIX JREIT and recognized ¥23,895 million, ¥3,564 million and ¥ 3,905 million ($47 million) of gains on the sales, which were included in gains on sales of real estate under operating leases in the accompanying consolidated statements of income for fiscal 2009, 2010 and 2011, respectively. The related intercompany profits have been eliminated based on the Company’s proportionate share.

During fiscal 2009, the Company transferred ORIX Facilities Corporation, a subsidiary, to DAIKYO INCORPORATED (“DAIKYO”) through a share swap. This resulted in acquisition of preferred shares of DAIKYO in an issue amount of ¥9,439 million and recognized a gain of ¥3,576 million in earnings as gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net. The related intercompany profits have been eliminated based on the Company’s proportionate share.

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

During fiscal 2009, the Company recognized ¥29,965 million of impairment losses related to certain affiliates whose shares were listed. It was judged that the downward stock price movements of the affiliates were other than temporary because there have been deterioration of operating results in those companies. The losses mainly arose from Fuji Fire, which belonged to the Investment Banking segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

During fiscal 2010, a loss of ¥6,954 million was recorded in equity in net income (loss) of affiliates in the consolidated statements of income, for a change in fair value of an investment that is measured at fair value by the election of fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”). In addition, the Company and its subsidiaries sold the investment and recognized a loss of ¥2,724 million in gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net, in the consolidated statements of income for the fiscal 2010.

During fiscal 2010, the Company transferred its 51% share ownership in ORIX Credit, a domestic subsidiary that operates a card loan business, to Sumitomo Mitsui Banking Corporation (“SMBC”), and ORIX Credit became an affiliate accounted for by the equity method with an investment of 49%. The sales of the portion of ownership interest transferred resulted in a gain of ¥3,571 million and the remeasurement to fair value of the interest retained resulted in a gain of ¥3,430 million, both of which were included in earnings as gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net for fiscal 2010. The Company used a dividend discount model and other models to measure fair value of the interest retained. A part of the Company’s loan to ORIX Credit was repaid as a result of the alliance with SMBC and the aggregate amount of the proceed from the sale of the equity interest and the repayment of the loan is included in sales of subsidiaries, net of cash disposed in the accompanying consolidated statement of cash flows. As of March 31, 2010, the investment in ORIX Credit amounted to ¥123,590 million, ¥96,680 million of which consisted of loans.

During fiscal 2010, ORIX Securities, a domestic subsidiary that operates securities business, made a share swap with Monex Group, Inc. (“Monex Group”) to become a wholly owned subsidiary of Monex Group. The Company acquired 22% share ownership of Monex Group and Monex Group became an affiliate accounted for by the equity method. As a result of the swap, a gain of ¥9,337 million was recognized in earnings as gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net.

During fiscal 2010, DAIKYO issued 99,950,000 shares to the public and a third party at ¥182 per share, amounting to ¥18,216 million. As a result, the ownership interest of the Company in DAIKYO decreased from 41% to 31%. Because the issuance price per share issued by DAIKYO was more than the average carrying amount per share of the Company, the Company was required to adjust the carrying amount of its investments in DAIKYO by ¥3,789 million and recognized the gain in earnings as gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net.

During fiscal 2010, Fuji Fire issued 156,976,000 shares to a third party at ¥86 per share, amounting to ¥13,500 million. As a result, the ownership interest of the Company in Fuji Fire decreased from 20% to 15%. Because the issuance price per share issued by Fuji Fire was less than the average carrying amount per share of the Company, the Company was required to adjust the carrying amount of its investment in Fuji Fire by ¥1,839 million and recognized the loss in earnings as gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net. As a result of the decrease of share of ownership, Fuji Fire became a non affiliate accounted for as available-for–sale equity securities.

During fiscal 2011, Monex Group issued 140,000 shares to a third party at ¥22,765 per share, amounting to ¥3,187 million ($38 million). Besides, Monex Group issued 65,685 shares for the purpose of the acquisition of Boom Group. As a result of these issuances, the ownership interest of the Company in Monex Group decreased from 22% to 21%. Because the issuance price per share issued by Monex Group was less than the average carrying amount per share of the Company, the Company was required to adjust the carrying amount of its investment by ¥710 million ($9 million) and recognized the loss in earnings as gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net.

Companies comprising a significant portion of investment in affiliates were DAIKYO (41% of equity share) and Fuji Fire (20% of equity share) as of March 31, 2009, DAIKYO (31% of equity share), ORIX Credit (49% of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

equity share) and Monex Group (22% of equity share) as of March 31, 2010 and DAIKYO (31% of equity share), ORIX Credit (49% of equity share) and Monex Group (21% of equity share) as of March 31, 2011.

Combined and condensed information relating to the affiliates for fiscal 2009, 2010 and 2011 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Operations:
Total revenues	¥1,393,480	¥1,093,173	¥850,947	$10,234
Income before income taxes	(64,530)	139,067	108,175	1,301
Net income	(77,415)	89,368	92,763	1,116

Financial position:
Total assets	¥4,390,084	¥3,983,524	¥4,237,580	$50,963
Total liabilities	3,435,107	2,968,953	3,174,222	38,175
Total equity	954,977	1,014,571	1,063,358	12,788

The Company and its subsidiaries had no significant transactions with these companies except as described above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

13. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2009, 2010 and 2011 are as follows:

In fiscal 2011, in line with a change of management classification, the Company changed certain segment classifications. Due to the changes, the reclassified figures are shown for fiscal 2009 and 2010.

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas	Total
Balance at March 31, 2008
Goodwill	¥3,046	¥282	¥17,845	¥9,977	¥4,452	¥48,494	¥84,096
Accumulated impairment losses	(656)	0	0	(970)	0	(274)	(1,900)

	2,390	282	17,845	9,007	4,452	48,220	82,196
Acquired	39	0	5,298	20	0	0	5,357
Impairment	0	0	0	(1,979)	0	0	(1,979)
Other (net)*	(1,926)	0	(3,913)	(1,143)	0	(1,348)	(8,330)

Balance at March 31, 2009
Goodwill	1,159	282	19,230	8,839	4,452	46,872	80,834
Accumulated impairment losses	(656)	0	0	(2,934)	0	0	(3,590)

	503	282	19,230	5,905	4,452	46,872	77,244
Acquired	173	0	1,473	140	0	0	1,786
Impairment	(295)	0	0	(2,393)	0	0	(2,688)
Other (net)*	0	0	(2,167)	(912)	0	(2,189)	(5,268)

Balance at March 31, 2010
Goodwill	1,332	282	18,536	7,199	4,452	44,683	76,484
Accumulated impairment losses	(951)	0	0	(4,459)	0	0	(5,410)

	381	282	18,536	2,740	4,452	44,683	71,074
Acquired	0	0	148	0	0	29,099	29,247
Impairment	(173)	0	0	0	0	0	(173)
Other (net)*	0	0	363	(1,334)	0	(4,387)	(5,358)

Balance at March 31, 2011
Goodwill	677	282	19,047	3,544	4,452	69,395	97,397
Accumulated impairment losses	(469)	0	0	(2,138)	0	0	(2,607)

	¥208	¥282	¥19,047	¥1,406	¥4,452	¥69,395	¥94,790

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of U.S. dollars
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas	Total
Balance at March 31, 2010
Goodwill	$16	$3	$223	$87	$54	$537	$920
Accumulated impairment losses	(11)	0	0	(54)	0	0	(65)

	5	3	223	33	54	537	855
Acquired	0	0	2	0	0	350	352
Impairment	(2)	0	0	0	0	0	(2)
Other (net)*	0	0	4	(16)	0	(53)	(65)

Balance at March 31, 2011
Goodwill	9	3	229	43	54	834	1,172
Accumulated impairment losses	(6)	0	0	(26)	0	0	(32)

	$3	$3	$229	$17	$54	$834	$1,140

*	Other includes foreign currency translation adjustments and certain other reclassifications.

Other intangible assets at March 31, 2010 and 2011 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2010	2011	2011
Intangible assets not subject to amortization:
Trade name	¥18,411	¥18,175	$218
Others	654	463	6

	19,065	18,638	224

Intangible assets subject to amortization:
Software	56,360	58,654	705
Others	9,543	15,601	188

	65,903	74,255	893
Accumulated amortization	(43,586)	(43,737)	(526)

Net	22,317	30,518	367

	¥41,382	¥49,156	$591

The aggregate amortization expenses for intangible assets are ¥9,021 million, ¥8,203 million and ¥7,244 million ($87 million) in fiscal 2009, 2010 and 2011, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥6,876 million ($83 million) in fiscal 2012, ¥6,329 million ($76 million) in fiscal 2013, ¥5,213 million ($63 million) in fiscal 2014, ¥3,761 million ($45 million) in fiscal 2015 and ¥2,835 million ($34 million) in fiscal 2016, respectively.

The Company and its subsidiaries have recognized no impairment losses on intangible assets from fiscal 2009 through fiscal 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

14. Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts, commercial paper and medium-term note program.

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2010 and 2011 are as follows:

March 31, 2010

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥158,469	1.6%
Short-term debt outside Japan, mainly from banks	112,765	2.6
Commercial paper in Japan	282,781	0.3
Medium-term note program in Japan	19,550	1.7

	¥573,565	1.2

March 31, 2011

	Millions of yen	Millions of U.S. dollars	Weighted average rate
Short-term debt in Japan, mainly from banks	¥194,728	$2,342	1.3%
Short-term debt outside Japan, mainly from banks	103,107	1,240	3.1
Commercial paper in Japan	180,798	2,174	0.2

	¥478,633	$5,756	1.3

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2010 and 2011 are as follows:

March 31, 2010

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2011~2025	¥293,479	2.6%
Floating rate	2011~2025	1,406,442	1.2
Insurance companies and others:
Fixed rate	2011~2018	372,556	1.7
Floating rate	2011~2028	241,900	1.1
Unsecured bonds	2011~2019	1,028,994	1.8
Unsecured convertible bonds with stock acquisition rights	2014	149,987	1.0
Unsecured bond with stock acquisition rights	2023	36,378	0.0
Unsecured notes under medium-term note program	2011~2018	104,310	1.6
Payables under securitized lease receivables	2011~2016	101,860	1.8
Payables under securitized loan receivables and investment in securities	2011~2026	100,364	0.9

		¥3,836,270	1.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2011

	Due (Fiscal Year)	Millions of yen	Millions of U.S. dollars	Weighted average rate
Banks:
Fixed rate	2012~2025	¥240,904	$2,897	2.8%
Floating rate	2012~2026	1,263,844	15,200	1.3
Insurance companies and others:
Fixed rate	2012~2018	325,006	3,909	1.8
Floating rate	2012~2028	233,345	2,806	1.1
Unsecured bonds	2012~2021	1,177,582	14,162	1.9
Unsecured convertible bonds with stock acquisition rights	2014	149,974	1,804	1.0
Unsecured bond with stock acquisition rights	2023	34,233	412	0.0
Unsecured notes under medium-term note program	2012~2018	88,190	1,061	1.9
Payables under securitized lease receivables	2012~2016	170,820	2,054	1.5
Payables under securitized loan receivables and investment in securities	2012~2039	847,370	10,190	4.3

		¥4,531,268	$54,495	2.1

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2011 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2012	¥1,241,942	$14,936
2013	1,145,267	13,774
2014	1,012,077	12,172
2015	413,114	4,968
2016	473,848	5,699
Thereafter	245,020	2,946

Total	¥4,531,268	$54,495

For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made semiannually and principal is repaid upon maturity of the notes.

For unsecured convertible bond with stock acquisition rights, the Company issued series three unsecured convertible bond with stock acquisition rights of ¥150,000 million in December 2008. As of March 31, 2011, the bond had stock acquisition rights that were convertible into 21,917,371 shares of common stock at a conversion price of ¥6,842.70 ($82.29) per share. The conversion price shall be adjusted mainly in a situation where the Company issues new shares at less than the current market price of the shares.

For unsecured bond with stock acquisition rights, the Company issued Liquid Yield Option NotesTM of $400 million, net of unamortized discount of $622 million, in June 2002. As of March 31, 2011, the bond had stock acquisition rights that were convertible into 2,493,309 shares of common stock at a conversion price of $115.12 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the previous quarter is more than specified conversion trigger price which will be accreted from $126.63 for the quarter including the date of issuance to $320.72 for the quarter including the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred. The conversion price shall be adjusted mainly in a situation where the Company issues new shares at less than the current market price of the shares.

During fiscal 2009, 2010 and 2011, the Company and certain subsidiaries recognized net amortization expenses of bond premiums and discounts, and deferred issuance costs of bonds and medium-term notes in the amount of ¥3,551 million, ¥4,022 million and ¥3,996 million ($48 million), respectively.

Total committed credit lines for the Company and its subsidiaries were ¥426,729 million and ¥464,432 million ($5,585 million) at March 31, 2010 and 2011, respectively, and, of these lines, ¥385,892 million and ¥410,447 million ($4,936 million) were available at March 31, 2010 and 2011, respectively. Of the available committed credit lines, ¥162,337 million and ¥107,010 million ($1,287 million) were long-term committed credit lines at March 31, 2010 and 2011, respectively.

Some of the debt and commitment contracts contain covenant clauses, and some of these include financial restrictions, such as maintenance of certain ORIX Corporation shareholders’ equity ratios, as well as maintenance of specified credit ratings. As of March 31, 2011, the Company and its subsidiaries were in compliance with such objective covenant requirements.

The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.

Other than the assets of the consolidated variable interest entities pledged as collateral for financing described in Note 11 (“Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2011:

	Millions of yen	Millions of U.S. dollars
Minimum lease payments, loans and investment in operating leases	¥97,148	$1,168
Investment in securities	50,679	609
Other operating assets	8,537	103
Other assets	14,399	174

	¥170,763	$2,054

As of March 31, 2011, investment in securities of ¥58,607 million ($705 million) was pledged for primarily collateral deposits.

Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide collateral against these debts at any time if requested by the lenders. The Company did not receive any such requests from the lenders as of March 31, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

15. Deposits

Deposits at March 31, 2010 and 2011 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2010	2011	2011
Time deposits	¥788,525	¥921,352	$11,081
Other deposits	64,744	143,823	1,729

Total	¥853,269	¥1,065,175	$12,810

The balances of time deposits, including certificates of deposit, issued in amounts of ¥10 million ($120 thousand) or more were ¥462,743 million and ¥581,761 million ($6,997 million) at March 31, 2010 and 2011, respectively.

The maturity schedule of time deposits at March 31, 2011 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2012	¥524,177	$6,304
2013	145,313	1,748
2014	86,803	1,044
2015	95,198	1,145
2016	69,861	840

Total	¥921,352	$11,081

16. Income Taxes

Income before income taxes and discontinued operations, and the provision for income taxes in fiscal 2009, 2010 and 2011 are as follows:

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Income before income taxes and discontinued operations:
Japan	¥(12,679)	¥13,321	¥38,810	$467
Overseas	24,714	41,272	53,155	639

	¥12,035	¥54,593	¥91,965	$1,106

Provision for income taxes:
Current—
Japan	¥40,158	¥32,553	¥27,068	$326
Overseas	31	17,553	17,736	213

	40,189	50,106	44,804	539

Deferred—
Japan	(51,155)	(22,285)	(13,534)	(163)
Overseas	8,368	(5,427)	(3,653)	(44)

	(42,787)	(27,712)	(17,187)	(207)

Provision for income taxes	¥(2,598)	¥22,394	¥27,617	$332

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In fiscal 2009, 2010 and 2011, the Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of 40.9%.

Reconciliation of the differences between the tax provision computed at the statutory rate and the consolidated provision for income taxes in fiscal 2009, 2010 and 2011 are as follows:

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Income before income taxes and discontinued operations	¥12,035	¥54,593	¥91,965	$1,106

Tax provision computed at statutory rate	¥4,922	¥22,329	¥37,614	$452
Increases (reductions) in taxes due to:
Change in valuation allowance	5,678	1,859	(3,944)	(47)
Non-deductible expenses for tax purposes	1,755	1,640	1,123	13
Non-taxable income for tax purposes	(976)	(779)	(2,697)	(32)
Effect of lower tax rates on foreign subsidiaries and a domestic life insurance subsidiary	(1,479)	(3,699)	(4,335)	(52)
Effect of a revision of the taxation system	(10,970)	0	0	0
Other, net	(1,528)	1,044	(144)	(2)

Provision for income taxes	¥(2,598)	¥22,394	¥27,617	$332

The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, non-taxable income for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Total income taxes recognized in fiscal 2009, 2010 and 2011 are as follows:

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Provision for income taxes	¥(2,598)	¥22,394	¥27,617	$332
Income taxes on discontinued operations	8,719	5,715	5,297	64
Goodwill, for initial recognition of acquired tax benefits that previously were included in the valuation allowance	(2,141)	0	0	0
Income taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	(27,533)	7,816	3,403	41
Defined benefit pension plans	(8,362)	4,925	(1,427)	(17)
Foreign currency translation adjustments	(2,111)	4,722	(214)	(3)
Net unrealized gains (losses) on derivative instruments	(390)	(1,066)	(338)	(4)

Total income taxes	¥(34,416)	¥44,506	¥34,338	$413

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2010 and 2011 are as follows:

	Millions of yen		Millions of U.S. dollars
	2010	2011	2011
Assets:
Net operating loss carryforwards	¥53,841	¥47,623	$573
Allowance for doubtful receivables on direct financing leases and probable loan losses	77,866	69,917	841
Investment in securities	13,138	726	9
Other operating assets	2,339	2,638	32
Accrued expenses	11,815	11,865	143
Other	34,937	30,981	371

	193,936	163,750	1,969
Less: valuation allowance	(42,846)	(26,794)	(322)

	151,090	136,956	1,647
Liabilities:
Investment in direct financing leases	27,109	16,462	198
Investment in operating leases	69,610	64,992	782
Deferred insurance policy acquisition costs	24,407	29,233	351
Policy liabilities	17,910	21,123	254
Undistributed earnings	25,799	29,111	350
Prepaid benefit cost	13,392	11,992	144
Other	50,285	33,498	403

	228,512	206,411	2,482

Net deferred tax liability	¥77,422	¥69,455	$835

The valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2011. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were increases of ¥3,070 million in fiscal 2009 and decreases of ¥1,789 million in fiscal 2010, and decreases of ¥16,052 million ($193 million) in fiscal 2011, respectively.

The Company and certain subsidiaries have net operating loss carryforwards of ¥138,428 million ($1,665 million) at March 31, 2011, which expire as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2012	¥9,394	$113
2013	13,302	160
2014	6,013	72
2015	21,856	263
2016	22,661	273
Thereafter	65,202	784

Total	¥138,428	$1,665

Net deferred tax assets and liabilities at March 31, 2010 and 2011 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2010	2011	2011
Other assets	¥83,483	¥91,063	$1,095
Income taxes: Deferred	160,905	160,518	1,930

Net deferred tax liability	¥77,422	¥69,455	$835

The Company and its subsidiaries adopted ASC 740 (Income Taxes). The unrecognized tax benefits as of March 31, 2010 and March 31, 2011 were not material. The Company and its subsidiaries believe that it is not reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2011.

The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2010 and March 31, 2011, and in the consolidated statements of income for the years ended March 31, 2009, 2010 and 2011 were not material.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary tax examination for the tax years prior to fiscal 2011, and its major domestic subsidiaries are no longer subject to ordinary tax examination for the tax years prior to fiscal 2007, respectively.

Subsidiaries in the United States remain subject to a tax examination for the tax years after fiscal 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

17. Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2010 and 2011 is as follows:

	Millions of yen		Millions of U.S. dollars
	2010	2011	2011
Change in benefit obligation:
Benefit obligation at beginning of year	¥57,094	¥56,390	$679
Service cost	3,255	3,104	37
Interest cost	1,265	1,355	16
Plan amendments	210	0	0
Actuarial loss (gain)	(3,229)	1,147	14
Foreign currency exchange rate change	(144)	(415)	(5)
Benefits paid	(1,830)	(2,423)	(29)
Plan Settlements	(64)	(231)	(3)
Other	(167)	(338)	(4)

Benefit obligation at end of year	56,390	58,589	705

Change in plan assets:
Fair value of plan assets at beginning of year	74,111	85,967	1,033
Actual return on plan assets	9,382	(449)	(5)
Employer contribution	4,291	2,556	30
Benefits paid	(1,713)	(2,362)	(28)
Foreign currency exchange rate change	(104)	(277)	(3)
Plan settlements	0	(39)	0

Fair value of plan assets at end of year	85,967	85,396	1,027

The funded status of the plans	¥29,577	¥26,807	$322

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in prepaid expenses	¥32,589	¥29,125	$350
Accrued benefit liability included in accrued expenses	(3,012)	(2,318)	(28)

Net amount recognized	¥29,577	¥26,807	$322

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax, at March 31, 2010 and 2011 consisted of:

	Millions of yen		Millions of U.S. dollars
	2010	2011	2011
Net prior service credit	¥10,095	¥8,910	$107
Net actuarial loss	(25,010)	(27,257)	(328)
Net transition obligation	(381)	(382)	(4)

Total recognized in accumulated other comprehensive income (loss), pre-tax	¥(15,296)	¥(18,729)	$(225)

The estimated portions of the net prior service credit, net actuarial loss and net transition obligation above that will be recognized as a component of net pension cost in 2012 are ¥437 million ($5 million), ¥1,223 million ($15 million) and ¥58 million ($1 million), respectively.

The accumulated benefit obligations for all defined benefit pension plans were ¥51,086 million and ¥ 52,701 million ($634 million), respectively, at March 31, 2010 and 2011.

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥5,565 million, ¥5,535 million and ¥2,616 million, respectively, at March 31, 2010 and ¥4,631 million ($56 million), ¥4,384 million ($53 million) and ¥2,375 million ($29 million), respectively, at March 31, 2011.

Net pension cost of the plans for fiscal 2009, 2010 and 2011 consists of the following:

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Service cost	¥3,049	¥3,255	¥3,104	$37
Interest cost	1,327	1,265	1,355	16
Expected return on plan assets	(2,033)	(1,747)	(2,025)	(24)
Amortization of transition obligation	(3)	(3)	(4)	0
Amortization of net actuarial loss	724	2,098	1,036	12
Amortization of prior service credit	(1,208)	(1,209)	(1,193)	(14)
Plan curtailments and settlements	0	3	0	0

Net periodic pension cost	¥1,856	¥3,662	¥2,273	$27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2009, 2010 and 2011 are summarized as follows:

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Current year actuarial gain (loss)	¥(19,970)	¥11,275	¥(3,446)	$(41)
Amortization of net actuarial loss	724	2,098	1,036	12
Prior service credit due to amendments	(63)	(183)	8	0
Amortization of prior service credit	(1,208)	(1,209)	(1,193)	(14)
Amortization of transition obligation	(3)	(3)	(4)	0
Plan curtailments and settlements	0	3	0	0
Foreign currency exchange rate change	60	69	166	2

Total recognized in other comprehensive income (loss), pre-tax	¥(20,460)	¥12,050	¥(3,433)	$(41)

The Company and certain subsidiaries use March 31 as a measurement date for all of our material plans.

Significant assumptions of domestic and overseas pension plans used to determine these amounts are as follows:

Domestic	2009	2010	2011
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	1.9%	2.1%	2.1%
Rate of increase in compensation levels	5.8%	5.9%	6.1%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.2%	1.9%	2.1%
Rate of increase in compensation levels	6.2%	5.8%	5.9%
Expected long-term rate of return on plan assets	2.2%	2.2%	2.2%

Overseas	2009	2010	2011
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate.	7.1%	6.0%	5.5%
Rate of increase in compensation levels	0.6%	0.8%	0.8%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	6.5%	7.1%	6.0%
Rate of increase in compensation levels	0.7%	0.6%	0.8%
Expected long-term rate of return on plan assets	8.2%	8.1%	8.1%

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

The fair value of pension plan assets at March 31, 2010 and 2011, by asset category, are as follows:

March 31, 2010

	Millions of yen
	Total	Level 1	Level 2	Level 3
Equity securities:
Japan
Japanese companies(1)	¥903	¥903	¥0	¥0
Pooled funds(2)	19,335	0	19,335	0
Other than Japan
Pooled funds(3)	11,514	0	11,514	0

Debt securities:
Japan
Pooled funds(4)	25,847	0	25,847	0
Other than Japan
Asset backed securities	1,060	0	1,060	0
Pooled funds(5)	7,416	0	7,416	0

Alternative investments:
Pooled funds(6)	11,122	0	6,394	4,728

Other assets:
Life insurance company general accounts(7)	5,291	0	5,291	0
Others(8)	3,479	0	3,479	0

	¥85,967	¥903	¥80,336	¥4,728

(1)	Equity securities of Japanese companies in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of ¥36 million at March 31, 2010.
(2)	These funds invest in listing shares only.
(3)	These funds invest in listing shares only.
(4)	These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds.
(5)	These funds invest mainly in foreign government bonds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(6)	These funds invest in hedge funds as alternative investments.
(7)	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
(8)	Others include mainly short-term instruments.

March 31, 2011

	Millions of yen
	Total	Level 1	Level 2	Level 3
Equity securities:
Japan
Japanese companies(1)	¥1,016	¥1,016	¥0	¥0
Pooled funds(2)	18,690	0	18,690	0
Other than Japan
Pooled funds(3)	11,864	0	11,864	0

Debt securities:
Japan
Pooled funds(4)	25,468	0	25,468	0
Other than Japan
Asset backed securities	1,076	0	1,076	0
Pooled funds(5)	7,655	0	7,655	0

Alternative investments:
Pooled funds(6)	11,633	0	6,685	4,948

Other assets:
Life insurance company general accounts(7)	5,386	0	5,386	0
Others(8)	2,608	0	2,608	0

	¥85,396	¥1,016	¥79,432	¥4,948

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2011

	Millions of U.S. dollars
	Total	Level 1	Level 2	Level 3
Equity securities:
Japan
Japanese companies(1)	$12	$12	$0	$0
Pooled funds(2)	225	0	225	0
Other than Japan
Pooled funds(3)	143	0	143	0

Debt securities:
Japan
Pooled funds(4)	306	0	306	0
Other than Japan
Asset backed securities	13	0	13	0
Pooled funds(5)	92	0	92	0

Alternative investments:
Pooled funds(6)	140	0	80	60

Other assets:
Life insurance company general accounts(7)	65	0	65	0
Others(8)	31	0	31	0

	$1,027	$12	$955	$60

(1)	Equity securities of Japanese companies in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of ¥34 million ($0 million) at March 31, 2011.
(2)	These funds invest in listing shares only.
(3)	These funds invest in listing shares only.
(4)	These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds.
(5)	These funds invest mainly in foreign government bonds.
(6)	These funds invest in hedge funds as alternative investments.
(7)	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
(8)	Others include mainly short-term instruments.

Each level into which assets are categorized is based on inputs used to measure the fair value of the assets.

Level 1 assets are comprised principally of equity securities, which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions. Level 2 assets are comprised principally of pooled funds that invest in equity, debt securities and hedge funds and investments in life insurance company general accounts. Pooled funds are valued at the net asset value per share at the measurement date. They are not redeemable at the net asset value per share at the measurement date but they are redeemable at the net asset value per share in the near term after the measurement date. Investments in life insurance company general accounts are valued at conversion value. Level 3 assets are comprised of pooled funds that invest in hedge funds that are measured at their net asset values. However, the hedge funds are not redeemable at the net asset values at the measurement date or within a near term after the measurement date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table represents the reconciliation for the Level 3 plan assets during fiscal 2010 and 2011:

	Alternative investments
	Pooled funds
	2010	2011	2011
	Millions of yen	Millions of yen	Millions of U.S. dollars
Balance at beginning of year	¥3,514	¥4,728	$57
Realized and unrealized return on plan assets	453	220	3
Purchases, sales and redemptions, net	761	0	0

Balance at end of year	¥4,728	¥4,948	$60

The Company and certain subsidiaries expect to contribute ¥2,802 million ($34 million) to pension plans during the year ending March 31, 2012.

At March 31, 2011, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2012	¥1,878	$23
2013	1,462	18
2014	1,506	18
2015	1,607	19
2016	1,711	22
2017-2021	10,930	130

Total	¥19,094	$230

The cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended March 31, 2009, 2010 and 2011 were ¥1,530 million, ¥1,305 million and ¥1,578 million ($19 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

18. Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests in fiscal 2009, 2010 and 2011 are as follows:

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Beginning Balance	¥24,057	¥25,396	¥28,095	$338
Contribution to subsidiary	0	0	10,219	122
Adjustment of Redeemable Noncontrolling Interests to Redemption Value	23	(139)	(73)	(0)
Transaction with noncontrolling interests	1,699	1,962	1,063	13
Comprehensive income (loss)
Net Income	698	2,476	2,959	35
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities	(261)	0	0	0
Net change of foreign currency translation adjustments	(820)	(1,600)	(2,353)	(28)
Total other comprehensive income (loss)	(1,081)	(1,600)	(2,353)	(28)
Comprehensive income (loss)	(383)	876	606	7
Cash dividends	0	0	(6,008)	(72)

Ending Balance	¥25,396	¥28,095	¥33,902	$408

19. Stock-Based Compensation

The Company has a number of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.

Stock-option program

In fiscal 2002, the Company granted stock options with the vesting period of two years and the exercise period of 10 years from the grant date. Under this plan, the Company issued warrants to directors, executive officers and certain employees of the Company to purchase, in the aggregate, 300,900 shares of the Company’s common stock at an exercise price.

Since fiscal 2003, the Company has granted stock acquisition rights that have a vesting period between 1.67 and 1.92 years and an exercise period between 9.67 and 9.92 years. The acquisition rights were to purchase the Company’s common stock at an exercise price and were distributed to directors, executive officers, corporate auditors and certain employees of the Company, subsidiaries and capital tie-up companies such as affiliated companies. As for fiscal 2010 and 2011, the Company has not granted stock options.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

A summary of information related to the Company’s stock acquisition rights is as follows:

Years ended March 31,	Exercise period	Number of shares Initially granted	Exercise price
			Yen	U.S. dollars
2003	From June 27, 2004 to June 26, 2012	453,300	¥7,206	$87
2004	From June 26, 2005 to June 25, 2013	516,000	6,991	84
2005	From June 24, 2006 to June 23, 2014	528,900	11,720	141
2006	From June 22, 2007 to June 21, 2015	477,400	18,903	227
2007	From June 21, 2008 to June 20, 2016	194,200	29,611	356
2008	From July 5, 2009 to June 22, 2017	144,980	31,009	373
2009	From July 18, 2010 to June 24, 2018	147,900	16,888	203

For the stock-option programs, the exercise prices, which are determined by a formula linked to the price of the Company’s common stock on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s common stock at the grant dates.

The following table summarizes information about the activity of these stock options for the year ended 2011:

	Number of shares	Weighted average exercise price(*)		Weighted average remaining contractual life	Aggregate intrinsic value
		Yen	U.S. dollar	Years	Millions of yen	Millions of U.S. dollar
Outstanding at beginning of the year	1,370,380	¥18,261	$219.62
Exercised	(14,000)	7,146	85.94
Forfeited or expired	(134,020)	17,308	208.15

Outstanding at end of year	1,222,360	18,493	222.41	4.26	¥0	$0

Exercisable at end of year	1,222,360	¥18,493	$222.41	4.26	¥0	$0

*	The exercise prices of the granted options were adjusted in July 2009 for the issuance of new 18 million shares.

The Company received ¥245 million, ¥77 million and ¥98 million ($1 million) in cash from the exercise of stock options during fiscal 2009, 2010 and 2011, respectively.

The total intrinsic value of options exercised during fiscal 2009, 2010 and 2011 was ¥202 million, ¥6 million and ¥19 million ($0 million), respectively.

The fair value of each option was estimated on the date of grant under the following assumptions with the binominal option-pricing model. As for fiscal 2010 and 2011, the fair value of options was not estimated because no stock options were granted.

2009
Weighted-average grant-date fair value	¥5,630
Risk-free rate	0.60-1.52%
Expected volatility	46.00%
Expected dividend yield	1.73%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company recognized incremental stock-based compensation costs of its stock-option program in the amount of ¥1,370 million, ¥611 million and ¥142 million ($2 million) for fiscal 2009, 2010 and 2011, respectively. As of March 31, 2011, the total unrecognized compensation costs were nothing.

Stock compensation program

The Company maintains a stock compensation program, under which points are granted annually to directors, executive officers and group executives of the Company based upon the prescribed standards of the Company. Upon retirement, each of eligible directors, executive officers, and group executives effectively receives a certain number of the Company’s common shares which is calculated based on the accumulated number of points earned through retirement and applicable withholding tax effect. The Company’s common shares are provided either from the treasury stock or by issuing new shares as necessary. In fiscal 2011, the Company granted 38,700 points, and 8,975 points were settled for individuals who retired during fiscal 2011. Total points outstanding under the stock compensation program as of March 31, 2011 were 123,008 points.

During fiscal 2009, 2010 and 2011, the Company recognized incremental stock-based compensation costs of its stock compensation program in the amount of ¥356 million, ¥355 million and ¥255 million ($3 million), respectively.

20. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation in fiscal 2009, 2010 and 2011 are as follows. Comprehensive income (loss) and its components attributable to ORIX Corporation and noncontrolling interests have been reported, net of tax, in the consolidated statements of changes in equity, and information about comprehensive income (loss) and its components attributable to redeemable noncontrolling interests is provided in Note 18 (“Redeemable Noncontrolling Interests”). Total comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of comprehensive income.

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2008	¥36,286	¥(4,123)	¥(53,802)	¥2,344	¥(19,295)
Net unrealized losses on investment in securities, net of tax of ¥30,939 million	(48,225)				(48,225)
Reclassification adjustment included in net income, net of tax of ¥(3,406) million	6,324				6,324
Defined benefit pension plans, net of tax of ¥8,169 million		(11,804)			(11,804)
Reclassification adjustment included in net income, net of tax of ¥193 million		(294)			(294)
Foreign currency translation adjustments, net of tax of ¥2,309 million			(18,275)		(18,275)
Reclassification adjustment included in net income net of tax of ¥(198) million			286		286
Net unrealized losses on derivative instruments, net of tax of ¥274 million				(944)	(944)
Reclassification adjustment included in net income, net of tax of ¥116 million				(157)	(157)

Change during year	(41,901)	(12,098)	(17,989)	(1,101)	(73,089)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2009	¥(5,615)	¥(16,221)	¥(71,791)	¥1,243	¥(92,384)
Net unrealized gains on investment in securities, net of tax of ¥(6,610) million	11,357				11,357
Reclassification adjustment included in net income, net of tax of ¥(1,206) million	1,753				1,753
Defined benefit pension plans, net of tax of ¥(4,567) million		6,601			6,601
Reclassification adjustment included in net income, net of tax of ¥(358) million		528			528
Foreign currency translation adjustments, net of tax of ¥(4,487) million			(6,199)		(6,199)
Reclassification adjustment included in net income, net of tax of ¥(235) million			339		339
Net unrealized losses on derivative instruments, net of tax of ¥743 million				(630)	(630)
Reclassification adjustment included in net income, net of tax of ¥323 million				(824)	(824)

Change during year	13,110	7,129	(5,860)	(1,454)	12,925

Balance at March 31, 2010	7,495	(9,092)	(77,651)	(211)	(79,459)
Cumulative effect of applying new accounting standards for the consolidation of variable interest entities, net of tax of ¥2,265 million	(3,597)		191		(3,406)
Balance at April 1, 2010	3,898	(9,092)	(77,460)	(211)	(82,865)
Net unrealized gains on investment in securities, net of tax of ¥(2,379) million	3,292				3,292
Reclassification adjustment included in net income, net of tax of ¥(3,289) million	4,313				4,313
Defined benefit pension plans, net of tax of ¥1,339 million		(1,934)			(1,934)
Reclassification adjustment included in net income, net of tax of ¥88 million		(72)			(72)
Foreign currency translation adjustments, net of tax of ¥245 million			(18,158)		(18,158)
Reclassification adjustment included in net income, net of tax of ¥(31) million			44		44
Net unrealized losses on derivative instruments, net of tax of ¥488 million				(1,011)	(1,011)
Reclassification adjustment included in net income, net of tax of ¥(150) million				211	211

Change during year	7,605	(2,006)	(18,114)	(800)	(13,315)

Balance at March 31, 2011	¥11,503	¥(11,098)	¥(95,574)	¥(1,011)	¥(96,180)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of U.S. dollars
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2010	$90	$(110)	$(934)	$(2)	$(956)
Cumulative effect of applying new accounting standards for the consolidation of variable interest entities, net of tax of $27 million	(43)		2		(41)
Balance at April 1, 2010	47	(110)	(932)	(2)	(997)
Net unrealized gains on investment in securities, net of tax of $(29) million	39				39
Reclassification adjustment included in net income, net of tax of $(39) million	52				52
Defined benefit pension plans, net of tax of $16 million		(23)			(23)
Reclassification adjustment included in net income, net of tax of $1 million		(1)			(1)
Foreign currency translation adjustments, net of tax of $3 million			(218)		(218)
Reclassification adjustment included in net income, net of tax of $0 million			1		1
Net unrealized losses on derivative instruments, net of tax of $6 million				(12)	(12)
Reclassification adjustment included in net income, net of tax of $(2) million				2	2

Change during year	91	(24)	(217)	(10)	(160)

Balance at March 31, 2011	$138	$(134)	$(1,149)	$(12)	$(1,157)

21. ORIX Corporation Shareholders’ Equity

Changes in the number of shares issued in fiscal 2009, 2010 and 2011 are as follows:

	Number of shares
	2009	2010	2011
Beginning balance	92,193,067	92,217,067	110,229,948
Issuance of common stock	0	18,000,000	0
Exercise of stock options	24,000	11,000	14,000
Conversion of convertible bonds	0	1,881	1,898

Ending balance	92,217,067	110,229,948	110,245,846

The Japanese Companies Act (the “Act”), effective on May 1, 2006, provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Act also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, by specifying in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2011 that a total of ¥8,599 million ($103 million) dividends shall be distributed to the shareholders of record as of March 31, 2011. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution. In fiscal 2009 after approving at the general meeting, the Company reclassified the legal reserve of ¥2,220 million to retained earnings for the purpose of simplifying the presentation of total equity.

The Act provides that at least one-half of amounts paid for new shares are included in common stock when they are issued. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock and proceeds received from the issuance of common stock, including the exercise of warrants and stock acquisition rights, equally between common stock and additional paid-in capital, and set off expenses related to the issuance from the additional paid-in capital. On July 21, 2009, the Company issued 18,000,000 shares of common stock primarily by way of a Japanese public offering and an international offering. As a result of those offerings, common stock and additional paid-in capital increased by ¥41,677 million and ¥41,347 million, respectively.

The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥241,449 million ($2,904 million) as of March 31, 2011.

Retained earnings at March 31, 2011 include ¥27,812 million ($334 million) relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2011, the restricted net assets of certain subsidiaries, which include regulatory capital requirements for life insurance and banking operations of ¥47,121 million ($567 million), do not exceed 25% of consolidated net assets.

During fiscal 2009, the Company acquired treasury stocks for ¥29,290 million in the stock market to implement a flexible capital policy, including allocation for share swaps in future merger and acquisition transactions. The Company disposed of treasury stock for ¥12,013 million from merger of the consolidated subsidiary.

22. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains (losses) on investment securities in fiscal 2009, 2010 and 2011 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Brokerage commissions	¥5,025	¥3,418	¥119	$1
Net gains (losses) on investment securities	(22,301)	14,863	16,656	201
Dividends income	4,732	5,072	4,345	52

	¥(12,544)	¥23,353	¥21,120	$254

Trading activities—Net gains (losses) on investment securities include net trading losses of ¥13,143 million, net trading gains of ¥8,762 million and net trading gains of ¥4,607 million ($55 million) for

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

fiscal 2009, 2010 and 2011, respectively. Net gains of ¥3,874 million, net losses of ¥239 million and net gains of ¥1,977 million ($24 million) on derivative trading instruments are also included in net gains (losses) on investment securities for fiscal 2009, 2010 and 2011, respectively.

23. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2009, 2010 and 2011 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Life insurance premiums	¥115,214	¥104,133	¥107,860	$1,297
Life insurance related investment income	2,537	11,465	10,613	128

	¥117,751	¥115,598	¥118,473	$1,425

The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2009, 2010 and 2011 amounted to ¥11,771 million, ¥10,994 million and ¥9,661 million ($116 million), respectively.

24. Other Operations

Other operating revenues and other operating expenses in fiscal 2009, 2010 and 2011 consist of the following:

	Millions of yen			Millions of U.S. dollars
Other operating revenues:	2009	2010	2011	2011
Revenues from integrated facilities management operations	¥35,391	¥9,075	¥9,978	$120
Revenues from the vehicle maintenance and management services	44,958	41,408	40,760	490
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	45,894	54,996	50,659	609
Revenues from facilities management of golf courses	21,556	23,354	23,163	279
Revenues from facilities management of hotels and Japanese inns	21,124	23,463	27,966	336
Other	120,480	114,101	113,474	1,366

	¥289,403	¥266,397	¥266,000	$3,200

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
Other operating expenses:	2009	2010	2011	2011
Expenses from integrated facilities management operations	¥29,384	¥5,074	¥5,600	$67
Expenses from the vehicle maintenance and management services	38,129	34,837	33,790	406
Expenses from facilities management of golf courses	18,033	19,793	21,012	253
Expenses from facilities management of hotels and Japanese inns	18,129	22,655	25,943	312
Other	67,882	67,513	70,482	848

	¥171,557	¥149,872	¥156,827	$1,886

Other items consist of revenues and expenses from training facilities and senior housing, operating results from a real estate related business, commissions for the sale of insurance and other financial products, and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2009, 2010 and 2011, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2009, 2010 and 2011.

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

During fiscal 2009, 2010 and 2011, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥3,829 million, ¥9,483 million and ¥20,310 million ($244 million), respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥3,673 million, ¥6,977 million and ¥18,853 million ($227 million) are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for fiscal 2009, 2010 and 2011, respectively. Breakdowns of these amounts by segment are provided in Note 32 (“Segment Information”).

The details of significant write-downs are as follows.

Office Buildings—During fiscal 2009, the Company and its subsidiaries recorded impairment losses of ¥3,590 million on five office buildings. A breakdown is for two office buildings for which the carrying amount exceeded the estimated undiscounted future cash flows, and for the other three office buildings which were held for sale in fiscal 2008, the Company decided that it was impossible for the customer to buy them due to a difficult financial condition of the customer, and they were written down to fair value at the date of the decision to classify them as held and used during fiscal 2009. During fiscal 2010 and fiscal 2011, the Company and its subsidiaries recorded impairment losses of ¥1,025 million on four office buildings and ¥2,464 million ($30 million) on seven office buildings respectively, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Condominiums—During fiscal 2009 and 2010, write-downs of ¥156 million for 25 condominiums and ¥2,451 million for 43 condominiums were recorded, respectively, primarily in connection to a change in status of these condominiums from held and used to held for sale. During fiscal 2011, write-downs of ¥1,353 million were recorded for 26 condominiums held for sale, and ¥2,758 million were recorded in relation to 18 condominiums for which the carrying amounts exceeded the estimated undiscounted future cash flows.

Commercial Facilities Other Than Office Buildings—There was no impairment for commercial facilities other than office in fiscal 2009. During fiscal 2010 and fiscal 2011, impairment loss of ¥1,461 million on four buildings and ¥5,284 million ($64 million) on 12 buildings were recorded, respectively, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows.

Others—During fiscal 2009, 2010 and 2011, the Company and its subsidiaries recognized ¥83 million, ¥4,546 million and ¥8,451 million ($102 million) of write-downs, respectively, for long-lived assets other than the above, including land and buildings undeveloped or under construction.

26. Discontinued Operations

ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. Under this Codification Section, the Company and its subsidiaries report the gains on sales and the results of these operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of such subsidiaries, business units and properties recognized in fiscal 2009 and 2010 have also been reclassified as income from discontinued operations in the accompanying consolidated statements of income.

During fiscal 2009, the Company sold a subsidiary in Japan which operated a real-estate appraising business, and earned ¥2 million of gain.

During fiscal 2010, the Company completed the liquidation procedure for a subsidiary in Europe. A subsidiary sold its subsidiary which operated a spa in Japan, and the Company also sold a subsidiary which operated a real estate management and brokerage business in Japan. In addition, the Company recorded a gain in line with the dilution of the Company’s ownership share resulting from the issuance of new shares of its subsidiary which operated amusement parks in Japan. As a result, the Company recognized ¥2,810 million of aggregated gain during fiscal 2010.

During fiscal 2011, the Company and its subsidiary completed the liquidation procedure for a subsidiary in Japan which operated PFI (“Private Finance Initiative”) business for hospital management, and the Company wound up a subsidiary in Japan that was established in order to enter into derivative business. The Company sold a subsidiary which operated hairdressing business, and also sold a subsidiary which operated internet related business. In addition, a subsidiary sold its subsidiary in Japan, which operated consulting business in medical and nursing care field. As a result, ¥6,895 million ($83 million) of aggregated gain was recognized during fiscal 2011. Furthermore, the Company has determined to wind up a subsidiary in Japan, which operated asbestos removal business during fiscal 2011. The assets and liabilities of the subsidiary mainly include trade notes, accounts payable and other liabilities of ¥86 million ($1 million), and cash and cash equivalents of ¥4 million ($0 million) in the accompanying consolidated balance sheets at March 31, 2011.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. In fiscal 2009, 2010 and 2011, the Company and its subsidiaries recognized

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

¥19,651 million, ¥11,246 million and ¥7,498 million ($90 million) of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥31,611 million and ¥27,486 million ($331 million) which are mainly included in investment in operating leases at March 31, 2010 and 2011, respectively.

Discontinued operations in fiscal 2009, 2010 and 2011 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Revenues	¥64,756	¥51,041	¥23,040	$277

Income from discontinued operations, net*	17,883	14,453	13,556	163
Provision for income taxes	(8,719)	(5,715)	(5,297)	(64)

Discontinued operations, net of applicable tax effect	¥9,164	¥8,738	¥8,259	$99

*	Income from discontinued operations, net includes aggregate gains on sales of subsidiaries, business units, and rental properties in the amount of ¥19,653 million, ¥14,056 million and ¥14,393 million ($173 million) in fiscal 2009, 2010 and 2011, respectively.

27. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2009, 2010 and 2011 is as follows:

In fiscal 2009, the diluted EPS calculation excludes convertible bond for 2,299 thousand shares and stock options for 1,227 thousand shares, as they were antidilutive. In fiscal 2010, the diluted EPS calculation excludes convertible bond for 2,475 thousand shares and stock options for 1,411 thousand shares, as they were antidilutive. In fiscal 2011, the diluted EPS calculation excludes stock options for 1,139 thousand shares, as they were antidilutive.

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Income attributable to ORIX Corporation from continuing operations	¥12,991	¥28,984	¥59,063	$710
Effect of dilutive securities—
Expense related to convertible bond	392	1,305	2,393	29

Income from continuing operations for diluted EPS computation	¥13,383	¥30,289	¥61,456	$739

	Thousands of shares
	2009	2010	2011
Weighted-average shares	88,910	101,901	107,489
Effect of dilutive securities—
Conversion of convertible bond	6,472	21,664	24,412
Exercise of stock options	64	86	107

Weighted-average shares for diluted EPS computation	95,446	123,651	132,008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Yen			U.S. dollars
	2009	2010	2011	2011
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥146.11	¥284.43	¥549.49	$6.61
Diluted	140.21	244.96	465.55	5.60

28. Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset and liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to each counterparty.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. The forecasted transactions related to the above-mentioned agreements and contracts as of March 31, 2011 mature at various dates through 2018. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from accumulated other comprehensive income (loss) into earnings when earnings were affected by the variability in cash flows of the designated hedged item. The amounts of these net gains (losses) after deducting applicable taxes were net gains of ¥157 million, net gains of ¥824 million and net losses of ¥211 million ($3 million) during fiscal 2009, 2010 and 2011, respectively. Net gains of ¥3 million, which represent the total ineffectiveness of cash flow hedges, were recorded in earnings for fiscal 2009. No amount of these net gains (losses) was recorded in earnings for fiscal 2010 and 2011. Approximately ¥5,456 million ($66 million) of net derivative losses included in accumulated other comprehensive income (loss), net of applicable income taxes at March 31, 2011 will be reclassified into earnings within fiscal 2012.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment. For fiscal 2009, 2010 and 2011, net losses of ¥20 million, ¥307 million and ¥231 million ($3 million) of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts, borrowings and bonds denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of other comprehensive income (loss).

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and certain subsidiaries engage in trading activities with various future contracts. Therefore the Company and the subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and the subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and certain subsidiaries entered into interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes but not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”).

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2009 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(2,367)	Interest on loans and investment securities/Interest expense	¥170	—	¥0

Foreign exchange contracts	193	Foreign currency transaction loss	1	—	0

Foreign currency swap agreements	956	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	102	Other operating revenues/expenses	3

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(682)	Interest on loans and investment securities/Interest expense	¥662	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	4,633	Foreign currency transaction loss	(4,633)	Foreign currency transaction loss

Foreign currency swap agreements	1,057	Foreign currency transaction loss	(1,057)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥6,618	Brokerage commissions and net gains (losses) on investment securities	¥2	—	¥0
Borrowings and bonds in local currency	1,393	—	0	—	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥40	Other operating revenues/expenses
Foreign currency swap agreements	(945)	Other operating revenues/expenses
Futures	3,778	Brokerage commissions and net gains (losses) on investment securities
Foreign exchange contracts	293	Brokerage commissions and net gains (losses) on investment securities
Credit derivatives held/written	105	Other operating revenues/expenses
Options held/written, Caps held	445	Other operating revenues/expenses

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2010 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥1,070	Interest on loans and investment securities/Interest expense	¥(89)	—	¥0

Foreign exchange contracts	(28)	Foreign currency transaction loss	(28)	—	0

Foreign currency swap agreements	(2,415)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	1,264	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥ 924	Interest on loans and investment securities/Interest expense	¥(1,231)	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	4,700	Foreign currency transaction loss	(4,700)	Foreign currency transaction loss

Foreign currency swap agreements	349	Foreign currency transaction loss	(349)	Foreign currency transaction loss

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(45)	Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	¥820	—	¥0

Borrowings and bonds in local currency	1,783	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥14	Other operating revenues/expenses
Foreign currency swap agreements	998	Other operating revenues/expenses
Futures	(147)	Brokerage commissions and net gains (losses) on investment securities
Foreign exchange contracts	67	Brokerage commissions and net gains (losses) on investment securities
Credit derivatives held/written	383	Other operating revenues/expenses
Options held/written, Caps held	(477)	Other operating revenues/expenses

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2011 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)		Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)			Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location	Millions of yen	Millions of U.S. dollars
Interest rate swap agreements	¥598	$7	Interest on loans and investment securities/Interest expense	¥(313)	$(4)	—	¥0	$0
Foreign exchange contracts	526	6	Foreign currency transaction loss	291	3	—	0	0
Foreign currency swap agreements	(2,623)	(32)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	383	5	—	0	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other			Gains (losses) recognized in income on hedged item
	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location
Interest rate swap agreements	¥1,986	$24	Interest on loans and investment securities/Interest expense	¥(2,217)	$(27)	Interest on loans and investment securities/Interest expense
Foreign exchange contracts	8,765	105	Foreign currency transaction loss	(8,765)	(105)	Foreign currency transaction loss
Foreign currency swap agreements	4,297	52	Foreign currency transaction loss	(4,297)	(52)	Foreign currency transaction loss
Foreign currency long-term-debt	1,193	14	Foreign currency transaction loss	(1,193)	(14)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)		Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)			Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location	Millions of yen	Millions of U.S. dollars
Foreign exchange contracts	¥4,468	$54	Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	¥39	$0	—	¥0	$0
Borrowings and bonds in local currency	3,711	45	—	0	0	—	0	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location
Interest rate swap agreements	¥34	$0	Other operating revenues/expenses
Foreign currency swap agreements	(10)	0	Other operating revenues/expenses
Futures	1,897	23	Brokerage commissions and net gains on investment securities
Foreign exchange contracts	(245)	(3)	Brokerage commissions and net gains on investment securities
Credit derivatives held/written	(675)	(8)	Other operating revenues/expenses
Options held/written, Caps held and other	660	8	Other operating revenues/expenses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Notional amounts of derivative instruments and other, fair values of derivative instruments and other in consolidated balance sheets at March 31, 2010 and 2011 are as follows.

March 31, 2010

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments:
Interest rate swap agreements	¥170,193	¥191	Other receivables	¥2,862	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	171,681	834	Other receivables	4,968	Trade notes, accounts payable and other liabilities
Foreign currency swap agreements	207,049	12,671	Other receivables	22,053	Trade notes, accounts payable and other liabilities
Trading derivatives or derivatives not designated as hedging instruments:
Interest rate swap agreements	¥9,096	¥1	Other receivables	¥94	Trade notes, accounts payable and other liabilities
Options held/written, Caps held	21,690	555	Other receivables	189	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	379,754	1,241	Other receivables	769	Trade notes, accounts payable and other liabilities
Foreign currency swap agreements	10,567	1,053	Other receivables	1,000	Trade notes, accounts payable and other liabilities
Credit derivatives held/written	48,490	528	Other receivables	40	Trade notes, accounts payable and other liabilities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2011

			Asset derivatives			Liability derivatives
	Notional amount		Fair value		Consolidated balance sheets location	Fair value		Consolidated balance sheets location
	Millions of yen	Millions of U.S. dollars	Millions of yen	Millions of U.S. dollars		Millions of yen	Millions of U.S. dollars
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥276,132	$3,321	¥2,070	$25	Other receivables	¥1,273	$15	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	163,342	1,964	1,075	13	Other receivables	3,509	42	Trade notes, accounts payable and other liabilities
Foreign currency swap agreements	179,429	2,158	13,072	157	Other receivables	31,830	383	Trade notes, accounts payable and other liabilities
Foreign currency long-term-debt	19,616	236	0	0	—	0	0	—

Trading derivatives or derivatives not designated as hedging instruments:
Interest rate swap agreements	¥3,129	$38	¥0	$0	Other receivables	¥47	$1	Trade notes, accounts payable and other liabilities
Options held/written, Caps held and other	124,034	1,492	3,467	42	Other receivables	2,071	25	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	227,640	2,738	1,558	19	Other receivables	1,459	18	Trade notes, accounts payable and other liabilities
Foreign currency swap agreements	10,073	121	1,694	20	Other receivables	1,651	20	Trade notes, accounts payable and other liabilities
Credit derivatives held/written	36,027	433	49	1	Other receivables	236	3	Trade notes, accounts payable and other liabilities

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

There are no derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2010 and 2011.

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires sellers of credit derivatives to disclose additional information about credit- risk-related potential payment risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. As of March 31, 2010 and 2011, details of credit derivatives are as follows.

March 31, 2010

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company*1	¥7,000	Less than two years	¥(1)
Total return swap	In case of underlying reference CMBS price falling beyond certain extent*2	41,146	Less than two years	493

March 31, 2011

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative		Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen	Millions of U.S. dollars		Millions of yen	Millions of U.S. dollars
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company*1	¥7,000	$84	Less than one year	¥48	$1
Total return swap	In case of underlying reference CMBS price falling beyond certain extent*2	28,606	344	Less than one year	(236)	(3)

*1	Underlying reference company’s credit ratings are BBB+ or better rated by rating agencies as of March 31, 2010 and 2011.
*2	Underlying reference CMBS is highest grade tranche and its credit rating is BBB or better rated by rating agencies as of March 31, 2010 and 2011. Unless such highest grade tranche of CMBS incurs a loss, the Company and its subsidiaries will not suffer a loss.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company and its subsidiaries make investments in securities for various purposes. The risk of incurring great loss during a certain period is believed to be minimal due to the diversification in the investment portfolio. However, various factors, including the issuer’s credit risk and market trends, would expose the Company and its subsidiaries to a risk of unexpected loss.

At March 31, 2010 and 2011, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥4,809 billion, or 85%, at March 31, 2010 and ¥4,854 billion ($58,378 million), or 76%, at March 31, 2011 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥387 billion and ¥1,001 billion ($12,040 million) as of March 31, 2010 and 2011, respectively.

The Company and its subsidiaries run businesses such as development and rental of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation. Real estate in development and rental business is mainly recorded in investment in direct financing leases and operating leases. In connection with investment in direct financing leases and operating leases, the percentage of investment in real estate to consolidated total assets is 14.4% and 12.7% as of March 31, 2010 and 2011, respectively.

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

March 31, 2010

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥49,596	¥49,596
Futures, Foreign exchange contracts:
Assets	1,198	1,198
Liabilities	766	766
Credit derivatives held/written:
Assets	528	528
Liabilities	40	40
Options held/written, Caps held:
Assets	555	555
Liabilities	189	189
Non-trading instruments
Assets:
Cash and cash equivalents	¥639,087	¥639,087
Restricted cash	77,486	77,486
Time deposits	548	548
Installment loans (net of allowance for probable loan losses)	2,330,697	2,318,466
Investment in securities:
Practicable to estimate fair value	903,658	902,943
Not practicable to estimate fair value	150,904	150,904
Liabilities:
Short-term debt	573,565	573,565
Deposits	853,269	855,620
Long-term debt	3,836,270	3,869,238
Futures, Foreign exchange contracts:
Assets	877	877
Liabilities	4,971	4,971
Foreign currency swap agreements:
Assets	13,724	13,724
Liabilities	23,053	23,053
Interest rate swap agreements:
Assets	192	192
Liabilities	2,956	2,956

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2011

	Millions of yen		Millions of U.S. dollars
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥71,991	¥71,991	$866	$866
Futures, Foreign exchange contracts:
Assets	1,524	1,524	18	18
Liabilities	1,254	1,254	15	15
Credit derivatives held/written:
Assets	49	49	1	1
Liabilities	236	236	3	3
Options held/written, Caps held, and other:
Assets	3,467	3,467	42	42
Liabilities	2,071	2,071	25	25

Non-trading instruments
Assets:
Cash and cash equivalents	¥732,127	¥732,127	$8,805	$8,805
Restricted cash	118,065	118,065	1,420	1,420
Time deposits	5,148	5,148	62	62
Installment loans (net of allowance for probable loan losses)	2,850,215	2,860,886	34,278	34,406
Investment in securities:
Practicable to estimate fair value	937,129	937,541	11,270	11,275
Not practicable to estimate fair value	166,261	166,261	2,000	2,000
Liabilities:
Short-term debt	478,633	478,633	5,756	5,756
Deposits	1,065,175	1,070,513	12,810	12,874
Long-term debt	4,531,268	4,491,271	54,495	54,014
Futures, Foreign exchange contracts:
Assets	1,109	1,109	13	13
Liabilities	3,714	3,714	45	45
Foreign currency swap agreements:
Assets	14,766	14,766	178	178
Liabilities	33,481	33,481	403	403
Interest rate swap agreements:
Assets	2,070	2,070	25	25
Liabilities	1,320	1,320	16	16

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

31. Commitments, Guarantees and Contingent Liabilities

Commitments—As of March 31, 2011, the Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥11,423 million ($137 million).

The minimum future rentals on non-cancelable operating leases are as follows.

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2012	¥3,587	$43
2013	3,404	41
2014	2,485	30
2015	2,105	25
2016	1,924	23
Thereafter	16,384	197

Total	¥29,889	$359

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥10,422 million, ¥9,571 million and ¥8,131 million ($98 million) in fiscal 2009, 2010 and 2011, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥985 million, ¥1,029 million and ¥759 million ($9 million) in fiscal 2009, 2010 and 2011, respectively. The longest contract of them will mature in fiscal 2013. As of March 31, 2011, the amounts due are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2012	¥382	$4
2013	60	1

Total	¥442	$5

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥135,567 million ($1,630 million) as of March 31, 2011.

The Company and its subsidiaries have agreements to commit to execute loans for consumers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2011, the total unused credit and capital amount available is ¥77,694 million ($934 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Guarantees—The Company and its subsidiaries apply ASC 460-10 (“Guarantees”), and at the inception of a guarantee recognize a liability in the consolidated balance sheets for the fair value of the guarantee within the scope of ASC 460-10. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2010 and 2011:

	2010			2011			2011
	Millions of yen		Fiscal year	Millions of yen		Fiscal year	Millions of U.S. dollars
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities
Corporate loans	¥321,448	¥2,986	2017	¥312,273	¥1,958	2018	$3,756	$24
Transferred loans	0	0	—	166,936	2,218	2043	2,008	27
Housing loans	18,798	2,644	2051	16,949	2,353	2051	204	28
Other	3	1	2012	294	4	2018	3	0

Total	¥340,249	¥5,631	—	¥496,452	¥6,533	—	$5,971	$79

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of March 31, 2011, total amount of such guarantees is ¥1,237,000 million ($14,877 million) and book value of guarantee liabilities which amount is included in the table above is ¥702 million ($8 million).

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2011.

Guarantee of Transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Federal National Mortgage Association (“Fannie Mae”) under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans.

There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2011.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

32. Segment Information

Financial information about its operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

From April 1, 2010, the Company changed the way it measures its segment information related to certain variable interest entities (VIEs) which are consolidated in accordance with ASC 810-10 (“Consolidation”) since the Company’s management changed its internal performance assessment measures to manage its segments.

From April 1, 2010, in line with a change of management classification, Internet Research Institute, Inc. and ORIX’s Information and Communication Technology Department, which were previously included in the Corporate Financial Services segment, have been included in the Investment Banking segment and the Maintenance Leasing segment, respectively. In addition, from October 1, 2010, real estate finance business, previously included in the Investment Banking segment, has been included in the Real Estate segment.

Due to these changes, the reclassified figures are shown for the years ended March 31, 2009 and 2010.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing, commission business for the sale of financial products, and environment-related business

Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring and IT- related equipment rentals and leasing

Real Estate	:	Development and rentals of commercial real estate, condominium development and sales, hotel, golf course, and training facility operation, senior housing development and management, REIT asset management, real estate investment and advisory services, and real estate finance

Investment Banking	:	Loan servicing (asset recovery), principal investment, M&A advisory, venture capital and securities brokerage

Retail	:	Life insurance, trust and banking services, card loan business by affiliates

Overseas Business	:	Leasing, lending, investment in bonds, investment banking, real estate-related operations, and ship- and aircraft-related operations

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Financial information of the segments for the years ended March 31, 2009, 2010 and 2011 is as follows:

	Millions of yen
Year ended March 31, 2009	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Revenues	¥116,352	¥242,572	¥303,030	¥72,868	¥181,997	¥167,635	¥1,084,454
Interest revenue	52,105	23	27,157	21,019	56,834	36,986	194,124
Interest expense	23,947	6,676	22,676	5,135	10,585	29,432	98,451
Depreciation and amortization	23,650	97,447	16,181	4,479	14,635	34,942	191,334
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	42,414	3,596	6,396	2,162	18,524	3,893	76,985
Write-downs of long-lived assets	0	0	3,590	0	0	83	3,673
Decrease in policy liabilities	0	0	0	0	43,495	0	43,495
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	(346)	61	15,983	(63,276)	86	5,273	(42,219)
Discontinued operations	(58)	0	21,590	(4,203)	0	554	17,883
Segment profits (losses)	(10,702)	28,015	59,185	(74,217)	9,573	20,066	31,920
Segment assets	1,527,317	612,351	1,833,653	507,066	1,448,804	949,852	6,879,043
Long-lived assets	43,566	338,356	999,018	37,278	46,057	143,458	1,607,733
Expenditures for long-lived assets	6,824	143,757	293,984	2,600	0	52,606	499,771
Investment in affiliates	15,434	566	76,794	82,701	7,584	77,067	260,146

	Millions of yen
Year ended March 31, 2010	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Revenues	¥98,063	¥226,179	¥215,001	¥73,422	¥155,491	¥185,906	¥954,062
Interest revenue	33,737	74	16,021	24,113	34,174	26,926	135,045
Interest expense	19,149	5,611	21,520	6,881	10,580	17,273	81,014
Depreciation and amortization	11,993	98,943	17,601	3,740	11,495	28,588	172,360
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	40,509	2,013	9,521	2,306	9,277	7,901	71,527
Write-downs of long-lived assets	152	0	4,379	283	0	2,163	6,977
Decrease in policy liabilities	0	0	0	0	32,927	0	32,927
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	679	86	3,747	(6,299)	19,039	8,635	25,887
Discontinued operations	(171)	0	12,653	2,704	0	(733)	14,453
Segment profits (losses)	(18,983)	23,307	138	(2,848)	31,104	37,142	69,860
Segment assets	1,178,879	515,716	1,677,402	472,705	1,578,758	860,815	6,284,275
Long-lived assets	47,150	303,809	1,013,190	27,016	44,838	133,462	1,569,465
Expenditures for long-lived assets	4,581	77,261	51,001	807	24	26,939	160,613
Investment in affiliates	16,233	631	82,768	56,076	167,293	86,700	409,701

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
Year ended March 31, 2011	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Revenues	¥103,239	¥225,830	¥217,590	¥65,661	¥148,768	¥176,875	¥937,963
Interest revenue	24,024	189	13,181	23,889	28,171	34,841	124,295
Interest expense	13,585	4,998	19,218	6,145	8,980	16,931	69,857
Depreciation and amortization	6,808	97,394	17,668	1,327	9,480	27,255	159,932
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	12,699	1,955	1,131	6,810	1,409	3,226	27,230
Write-downs of long-lived assets	104	0	13,278	996	0	1,770	16,148
Decrease in policy liabilities	0	0	0	0	11,692	0	11,692
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	387	157	2,585	1,433	52	13,382	17,996
Discontinued operations	(349)	0	6,688	6,905	0	(51)	13,193
Segment profits	10,247	26,203	54	13,000	23,777	45,639	118,920
Segment assets	1,006,107	502,738	1,539,814	468,231	1,653,704	972,224	6,142,818
Long-lived assets	58,685	312,261	1,016,039	24,373	42,686	193,724	1,647,768
Expenditures for long-lived assets	7,748	118,283	40,270	2,164	86	58,156	226,707
Investment in affiliates	16,510	710	84,325	54,634	110,375	106,813	373,367

	Millions of U.S. dollars
Year ended March 31, 2011	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment Banking	Retail	Overseas Business	Total
Revenues	$1,242	$2,716	$2,617	$790	$1,789	$2,126	$11,280
Interest revenue	289	2	159	287	339	419	1,495
Interest expense	163	60	231	74	108	204	840
Depreciation and amortization	82	1,171	212	16	114	328	1,923
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	151	24	14	82	17	39	327
Write-downs of long-lived assets	1	0	160	12	0	21	194
Decrease in policy liabilities	0	0	0	0	141	0	141
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	5	2	31	17	1	160	216
Discontinued operations	(4)	0	80	84	0	(1)	159
Segment profits	123	315	1	156	286	549	1,430
Segment assets	12,100	6,046	18,519	5,631	19,888	11,692	73,876
Long-lived assets	706	3,755	12,220	293	513	2,330	19,817
Expenditures for long-lived assets	93	1,423	484	26	1	699	2,726
Investment in affiliates	199	9	1,014	657	1,327	1,284	4,490

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 1 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, discontinued operations and the consolidation of certain variable interest entities (VIEs). Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profits or losses. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, inventories, advances for investment in operating leases (included in other assets) and investment in affiliates. This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

In addition, from April 1, 2010, the Company changed the way it measures its segment information related to certain variable interest entities (VIEs) which are consolidated in accordance with ASC 810-10 (“Consolidations”) since the Company’s management changed its internal performance assessment measures to manage its segments.

For those consolidated VIEs used for securitization, for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are segment revenues, segment profits and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

	Millions of yen			Millions of U.S. dollars
	2009	2010	2011	2011
Segment revenues:
Total revenues for segments	¥1,084,454	¥954,062	¥937,963	$11,280
Revenues related to corporate assets	7,963	5,818	3,440	42
Revenues related to certain VIEs	4,825	3,455	51,747	622
Revenues from discontinued operations	(64,756)	(51,041)	(23,040)	(277)

Total consolidated revenues	¥1,032,486	¥912,294	¥970,110	$11,667

Segment profits:
Total profits for segments	¥31,920	¥69,860	¥118,920	$1,430
Corporate interest expenses, general and administrative expenses	(3,019)	(276)	(11,852)	(143)
Corporate write-downs of securities	0	(887)	(615)	(7)
Corporate net gains (losses) on investment securities	649	173	203	2
Corporate other gains (losses)	(1,505)	(3,004)	(4,876)	(58)
Gains (losses) related to assets or liabilities of certain VIEs	0	0	(1,591)	(19)
Discontinued operations	(17,883)	(14,453)	(13,556)	(163)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	1,873	3,180	5,332	64

Total consolidated income before income taxes and discontinued operations	¥12,035	¥54,593	¥91,965	$1,106

Segment assets:
Total assets for segments	¥6,879,043	¥6,284,275	¥6,142,818	$73,876
Cash and cash equivalents, restricted cash and time deposits	588,705	717,121	855,340	10,287
Allowance for doubtful receivables on direct financing leases and probable loan losses	(158,544)	(157,523)	(154,150)	(1,854)
Other receivables	228,581	210,521	182,013	2,189
Other corporate assets	478,323	485,746	543,728	6,539
Assets of certain VIEs	353,628	199,660	1,011,833	12,169

Total consolidated assets	¥8,369,736	¥7,739,800	¥8,581,582	$103,206

From April 1, 2010, certain assets and revenues related to certain VIEs and gains (losses) related to assets or liabilities of certain VIEs are included in the reconciliation of segment totals to consolidated financial statement amounts. Due to these changes, the reclassified figures are shown for the years ended March 31, 2009 and 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Year Ended March 31, 2009
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥933,951	¥68,026	¥95,265	¥(64,756)	¥1,032,486
Income before income Taxes	8,695	3,191	18,032	(17,883)	12,035

	Millions of yen
	Year Ended March 31, 2010
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥784,537	¥96,879	¥81,919	¥(51,041)	¥912,294
Income before income Taxes	33,180	18,743	17,123	(14,453)	54,593

	Millions of yen
	Year Ended March 31, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥771,403	¥138,975	¥82,772	¥(23,040)	¥970,110
Income before income Taxes	62,477	18,411	24,633	(13,556)	91,965

	Millions of U.S. dollars
	Year Ended March 31, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	$9,277	$1,671	$995	$(276)	$11,667
Income before income Taxes	751	221	297	(163)	1,106

*Note:	1. Results of discontinued operations are included in each amount attributed to each geographic area.
2. Mainly United States
3. Mainly Asia, Europe, Oceania and Middle East

ASC 280-10 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information.

No single customer accounted for 10% or more of the total revenues for the years ended March 31, 2009, 2010 and 2011.

33. Subsequent Events

There are no applicable subsequent events.

Schedule II.—Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

For the year ended March 31, 2009

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥500	¥0	¥202	¥(472)	¥(82)	¥148
Disposal of equipment	0	0	28	(28)	0	0
Severance and other benefits to terminated employees	24	0	20	(44)	0	0
Other costs	5	0	0	(4)	(1)	0

Total	¥529	¥0	¥250	¥(548)	¥(83)	¥148

Deferred tax assets: valuation allowance*	¥41,565	¥1,351	¥7,743	¥(5,059)	¥(965)	¥44,635

For the year ended March 31, 2010
	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥148	¥0	¥9	¥(85)	¥25	¥97
Disposal of equipment	0	0	3	(3)	0	0
Severance and other benefits to terminated employees	0	0	16	0	0	16

Total	¥148	¥0	¥28	¥(88)	¥25	¥113

Deferred tax assets: valuation allowance*	¥44,635	¥100	¥3,501	¥(5,448)	¥58	¥42,846

For the year ended March 31, 2011
	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥97	¥0	¥42	¥(59)	¥(2)	¥78
Severance and other benefits to terminated employees	16	0	0	(16)	0	0

Total	¥113	¥0	¥42	¥(75)	¥(2)	¥78

Deferred tax assets: valuation allowance*	¥42,846	¥669	¥6,220	¥(22,778)	¥(163)	¥26,794

*	The amount of deduction includes reductions of goodwill, expiry of loss carryforwards and sales of subsidiary.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 22, 2011

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 24, 2008 (Incorporated by reference from the annual report on Form 20-F filed on July 2, 2008, commission file number 001-14856)

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on January 5, 2009 (Incorporated by reference from the annual report on Form 20-F filed on June 26, 2009, commission file number 001-14856)

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated

Exhibit 8.1	List of subsidiaries

Exhibit 11.1	Code of ethics, as amended on April 26, 2005 (Incorporated by reference from the annual report on Form 20-F filed on July 15, 2005, commission file number 001-14856)

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Exhibit 15.1	Consent of independent registered public accounting firm

Exhibit 101	Instance Document

Exhibit 101	Schema Document

Exhibit 101	Calculation Linkbase Document

Exhibit 101	Definition Linkbase Document

Exhibit 101	Labels Linkbase Document

Exhibit 101	Presentation Linkbase Document