Form 20-F
period 2012-03-31
ORIX CORP
filed 2012-06-27
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

As of March 31, 2012, 110,254,422 Shares were outstanding, including Shares that were represented by 2,748,724 ADSs.

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

The consolidated financial statements of ORIX have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). For certain entities where we hold majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of the business, the equity method is applied pursuant to FASB Accounting Standards Codification (“ASC”) 810-10-25-2 to 14 (“Consolidation—The Effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities (VIEs) to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”). Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2012 is referred to throughout this annual report as “fiscal 2012,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

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

	Year ended March 31,
	2008	2009	2010	2011	2012	2012
	(Millions of yen and millions of dollars)
Income statement data(1):
Total revenues	¥1,112,485	¥1,015,696	¥890,552	¥946,878	¥972,884	$11,837
Total expenses	927,574	962,509	860,378	871,582	847,689	10,314
Operating income	184,911	53,187	30,174	75,296	125,195	1,523
Equity in net income (loss) of affiliates	48,316	(40,458)	8,364	16,806	1,972	24
Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	12,232	(1,686)	17,519	1,199	3,317	41
Income before income taxes, discontinued operations and extraordinary gain	245,459	11,043	56,057	93,301	130,484	1,588
Income from continuing operations	147,772	12,692	34,967	67,158	85,853	1,045
Net income (loss) attributable to the noncontrolling interests	1,952	1,175	704	2,373	(332)	(4)
Net income attributable to the redeemable noncontrolling interests	1,950	698	2,476	2,959	2,724	33
Net income attributable to ORIX Corporation	169,597	21,924	37,757	67,275	86,150	1,048

	As of March 31,
	2008	2009	2010	2011	2012	2012
	(Millions of yen and millions of dollars, except number of Shares)
Balance sheet data:
Investment in direct financing leases(2)	¥1,098,128	¥914,444	¥756,481	¥830,853	¥900,886	$10,961
Installment loans(2)	3,766,310	3,304,101	2,464,251	2,983,164	2,769,898	33,701
Subtotal	4,864,438	4,218,545	3,220,732	3,814,017	3,670,784	44,662
Investment in operating leases	1,019,956	1,226,624	1,213,223	1,270,295	1,309,998	15,939
Investment in securities	1,121,784	926,140	1,104,158	1,175,381	1,147,390	13,960
Other operating assets	197,295	189,560	186,396	235,430	224,092	2,726
Allowance for doubtful receivables on direct financing leases and probable loan losses	(102,007)	(158,544)	(157,523)	(154,150)	(136,588)	(1,662)
Others	1,893,504	1,967,411	2,172,814	2,240,609	2,139,198	26,028

Total assets	¥8,994,970	¥8,369,736	¥7,739,800	¥8,581,582	¥8,354,874	$101,653

Short-term debt	¥1,330,147	¥798,167	¥573,565	¥478,633	¥457,973	$5,572
Long-term debt	4,462,187	4,453,845	3,836,270	4,531,268	4,267,480	51,922
Common stock	102,107	102,216	143,939	143,995	144,026	1,752
Additional paid-in capital	135,159	136,313	178,661	179,137	179,223	2,181
ORIX Corporation shareholders’ equity	1,267,917	1,167,530	1,298,684	1,319,341	1,396,137	16,987
Number of issued Shares	92,193,067	92,217,067	110,229,948	110,245,846	110,254,422	—
Number of outstanding Shares	90,496,863	89,400,220	107,484,247	107,498,502	107,521,721	—

	As of and For the Year Ended March 31,
	2008	2009	2010	2011	2012
	(Yen and dollars, except ratios and number of employees)
Key ratios (%)(3):
Return on ORIX Corporation shareholders’ equity (“ROE”)	13.8	1.8	3.1	5.1	6.3
Return on assets (“ROA”)	1.97	0.25	0.47	0.82	1.02
ORIX Corporation shareholders’ equity ratio	14.1	13.9	16.8	15.4	16.7
Allowance/investment in direct financing leases and installment loans	2.1	3.8	4.9	4.0	3.7

Per share data and employees:
ORIX Corporation shareholders’ equity per Share(4)	¥14,010.62	¥13,059.59	¥12,082.56	¥12,273.11	¥12,984.69
Basic earnings per Share for income attributable to ORIX Corporation from continuing operations(5)	1,579.22	127.25	308.87	574.83	781.84
Basic earnings per Share for net income attributable to ORIX Corporation	1,860.63	246.59	370.52	625.88	801.33
Diluted earnings per Share for net income attributable to ORIX Corporation	1,817.81	233.81	315.91	527.75	670.34
Dividends applicable to fiscal year per Share	260.00	70.00	75.00	80.00	90.00
Dividends applicable to fiscal year per Share(6)	$2.49	$0.73	$0.81	$0.99	$1.15
Number of employees	18,702	18,920	17,725	17,578	17,488

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

(2)

The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥203,253 million, ¥495,514 million, ¥386,146 million, ¥344,855 million and ¥319,819 million as of March 31, 2008, 2009, 2010, 2011 and 2012, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥22,637 million, ¥27,949 million, ¥25,682 million, ¥22,787 million and ¥17,441 million as of March 31, 2008, 2009, 2010, 2011 and 2012, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥15,333 million,

¥17,860 million, ¥12,321 million, ¥10,037 million and ¥8,604 million as of March 31, 2008, 2009, 2010, 2011, and 2012, respectively, and (iii) installment loans individually evaluated for impairment of ¥165,283 million, ¥449,705 million, ¥348,143 million, ¥312,031 million and ¥293,774 million as of March 31, 2008, 2009, 2010, 2011 and 2012, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2012 Compared to Year Ended March 31, 2011—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”

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

EXCHANGE RATES

In certain parts of this annual report, we have translated yen amounts into dollars for the convenience of readers. The rate that we used for translations was ¥82.19 = $1.00, which was the approximate exchange rate in Japan on March 31, 2012 using the telegraphic transfer rate of the Bank of Tokyo-Mitsubishi UFJ, Ltd. The following table provides the noon buying rates for Japanese yen, expressed in per $1.00 in New York City for cable transfers in foreign currencies. As of June 15, 2012, the noon buying rate for Japanese yen was ¥78.65 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,
	2008	2009	2010	2011	2012
	(Yen per dollar)
Yen per dollar exchange rates:
High	¥124.09	¥110.48	¥100.71	¥94.68	¥85.26
Low	96.88	87.80	86.12	78.74	75.72
Average of the last days of the months	113.61	100.85	92.49	85.00	78.86
At period-end	99.85	99.15	93.40	82.76	82.41

The following table provides the high and low noon buying rates for yen, expressed in yen per $1.00, during the months indicated.

	High	Low
2011
December	¥78.13	¥76.98

2012
January	¥78.13	¥76.28
February	81.10	76.11
March	83.78	80.86
April	82.62	79.81
May	80.36	78.29

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

1. Risks Related to our External Environment

(1) Protracted global economic weakness and instability could adversely affect our business activities, financial condition and results of operations

The global economy continued to show moderate recovery. However, growth in emerging economies is slowing due to the protracted European debt issue and delayed economic recovery in advanced economies.

Against this backdrop, 2012 is set to be a milestone year for politics with elections and potential changes in the top leadership and economic policies of major nations expected to be a focus of attention. Also, geopolitical risk continues to be seen in the Middle East and East Asia. The Japanese economy is showing a moderate recovery from the decline that followed the Great East Japan Earthquake, accompanied by signs of recovery in production activity. However, the historic appreciation of yen continues to pressure Japanese economic recovery.

Despite our attempts to minimize our exposure to these Japanese and global economic problems through the development and implementation of risk management procedures, continuing weakness and instability in the European, U.S. and Japanese economies could adversely affect our business activities, financial condition and results of operations.

(2) We may lose market share or suffer reduced profitability if our competitors compete with us on pricing and other terms

We compete with our competitors primarily on the basis of pricing, transaction structure, service quality and other terms. Other competitive factors include industry experience and client relationships. Our competitors sometimes seek to compete aggressively on the basis of pricing and other terms without regard to profitability, and we may lose market share if we are unwilling to compete on pricing or other terms. Similarly, some of our competitors are larger than we are, can access capital at a lower cost than we can and are better able to maintain profits at reduced prices. If we try to compete with such competitors on pricing, service quality or other terms, we may experience lower income or reduced profitability. Any such events could have an adverse effect on our business activities, financial condition and results of operations.

(3) Negative rumors could affect our business activities, financial condition, and results of operations or share price

Our business depends upon the confidence of customers and market participants. Negative rumors about our activities, our industries or parties with whom we do business could harm our reputation and diminish confidence in our business. If we suffer reputational damage as a result of any rumors, we may lose customers or business opportunities, which could adversely affect our business activities, financial condition, results of operations, and our share price could decline.

(4) Our business may be adversely affected by economic fluctuations and political disturbances

We conduct business operations in Japan as well as overseas, including in the United States, Asia, Oceania, the Middle East and Europe. Among overseas businesses, operations in the United States, Asia and Oceania are especially large. One of our mid-term management strategies is “Embracing growth in emerging markets including Asia.” Shifts in commodity market prices and consumer demand, political instability or religious strife in these and other regions, could adversely affect our business activities, financial condition and results of operations.

(5) Our business activities, financial condition and results of operations may be adversely affected by unpredictable events

Our business activities, financial condition and results of operations may be adversely affected by unpredictable events or any continuing effects caused by such events. Unpredictable events include man-made events, such as accidents, war, terrorism and insurgency, and natural events, such as earthquakes, storms, tsunamis, fires and outbreaks of new strains of influenza or other infectious diseases. If any such event occurs, such event may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of the economic conditions of a country or region. If such a sudden and unpredictable event occurs, our business activities, financial condition and results of operations may be adversely affected as a result.

(6) Dispositions of Shares may adversely affect market prices for our Shares

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

2. Credit Risk

(1) Our allowance for doubtful receivables on direct financing leases and probable loan losses may be insufficient and our credit-related costs might increase

We maintain an allowance for doubtful receivables on direct financing leases and probable loan losses. However, we cannot be sure that the allowance will be appropriate to cover future credit losses. This allowance may be inappropriate due to unexpected adverse changes in the Japanese and overseas economies in which we operate, or deterioration in the conditions of specific customers, industries or markets.

The operating results of many companies have deteriorated due to restricted credit availability caused primarily by the continued effects of the meltdown of the global financial and capital markets and the ensuing economic recession. In response to such conditions, we endeavored to improve our portfolio management, an exercise which resulted in a decline in doubtful receivables and probable loan losses. However, we may be required to make additional provision in the future.

In order to enhance our collections from debtors, we may forbear from exercising some or all of our rights as a creditor against companies that are unable to fulfill their repayment obligations. We may also forgive loans or extend additional loans to such companies. Furthermore, if, due to adverse economic or market conditions, the value of underlying collateral and guarantees declines, our credit-related costs might increase. If we need to increase our allowance for doubtful receivables on direct financing leases and probable loan losses, or if our credit-related costs increase to cover these changes or events, our business activities, financial condition and results of operations could be adversely affected.

3. Market Risk

(1) Changes in market interest rates and currency exchange rates could adversely affect our assets and our business activities, financial condition and results of operations

Our business activities are subject to risks relating to changes in market interest rates and currency exchange rates in Japan and overseas. Although we conduct asset-liability management (“ALM”), fixed and variable interest rates and terms of fixed-rate assets and liabilities are not uniform among our assets and liabilities. As such, increases or decreases in market interest rates or changes in the yield curve could adversely affect our results of operations.

In addition, when funds procurement costs increase due to rising market interest rates or the perception that an increase in market interest rates may occur, financing lease terms and loan interest rates for new transactions may diverge from the trend in market interest rates.

Furthermore, with respect to floating-rate loan assets, if market interest rates increase, the repayment burdens of our customers may also increase, which could adversely affect the financial condition of such customers and their ability to repay their obligations to us. Alternatively, a decline in interest rates could result in increased prepayments of loans and a decrease in our assets. Changes in market interest rates could have an adverse effect on the credit quality of our assets and our asset structure.

We are not perfectly hedging all of our currency risks that arise from business operations in foreign currencies and overseas investments. As a result, a significant change in interest rates or currency exchange rates could have an adverse impact on our business activities, financial condition and results of operations.

(2) Our use of derivatives may adversely affect our business activities, financial condition and results of operations

We utilize derivative instruments to reduce investment portfolio price fluctuations, and to manage interest rate and currency risk. However, we may not be able to successfully manage these risks through the use of derivatives. There exist fears such that counterparties may fail to honor the terms of their derivatives contracts with us, and we may be exposed to additional risks. Alternatively, our ability to enter into derivative transactions may be adversely affected if our credit ratings are downgraded.

We may also suffer losses from trading activities, a part of which includes the use of derivative instruments. As a result, our financial condition and results of operations could be adversely affected.

Our use of these derivatives may adversely affect our business activities, financial condition and results of operations.

(3) Fluctuations in market prices of stocks and bonds may adversely affect our business activities, financial condition and results of operations

We hold investments in listed or non-listed shares, including our affiliates accounted for by the equity method, and bonds in Japan, the United States and other regions. The market values of our investment assets are volatile and may decline substantially in the future. A significant decline in the value of our investment assets could adversely affect our business activities, financial condition and results of operations.

4. Business Risk

(1) We are exposed to risks from our diverse and expanding range of products and services, acquisitions of companies and assets, and entry into joint ventures and alliances

We engage in a wide range of diversified business and are expanding the range of our businesses to offer new products and services in Japan and overseas. Such expansion may expose us to new and complex risks, which we may be unable to fully control or foresee, and, as a result, we may incur unexpected costs or losses, which may be substantial. In addition, our efforts to offer new products and services may not achieve the expected results if business opportunities do not develop or increase as expected or if competitive pressures undermine the profitability of the available opportunities.

As part of our business expansion, we may from time to time acquire companies, including companies in troubled condition which we consider to be “turn-around” businesses, or their assets. We cannot guarantee that the price we pay for acquisitions will be fair or appropriate. If the results of operations of acquired companies are lower than what we expected at the time we made such acquisitions, our acquisitions could result in large future write-downs of goodwill and other assets.

We enter joint ventures and alliances with foreign and domestic counterparties, and the success of these operations is often dependent upon the financial and legal stability of our counterparties. If one of our joint ventures or alliance counterparties suffers a decline in its financial condition for any reason, or is subject to instability because of a change of the laws governing its operations, we may be required to pay in additional capital, or reduce at a loss our investment in, or close the operations altogether.

The contribution from our consolidated subsidiaries and equity method affiliates to our consolidated results of operations is an important component of our income. There can be no assurance that this contribution will be maintained. Also there can be no assurance that we will continue to identify attractive opportunities, or that investments will be as profitable as we originally expected.

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

If any such events occur, then our business activities, financial condition and results of operations may be adversely affected.

(2) If our services to customers are inadequate, our reputation may be harmed and we may be obligated to compensate our customers

We provide M&A financial advisory and consulting services to our customers. If such services are inadequate and our customers suffer losses as a consequence, we may be obligated to compensate our customers for those losses.

We also provide various services such as maintenance services for leasing assets, environment-related solution services, energy-related solution services including electricity retailing and the operation of hotels, golf courses and training facilities. Although we strive to provide high quality services, if we fail to meet customer expectations or our services are otherwise, our reputation may be harmed and our business activities, financial condition and results of operations may be adversely affected. If such services are insufficient and our customers suffer losses as a consequence, we may be obligated to compensate our customers for those losses.

(3) We are exposed to risks related to asset value volatility

We invest in ships, aircraft, real estate and other assets in Japan and overseas. The market values of our investments are volatile and may decline substantially in the future.

Valuation losses of our assets are recorded based on end-of-period fair value in accordance with applicable accounting principles. However, losses from the sale of these assets, including as a result of a sudden need for liquidity, may exceed the amount of recorded valuation losses.

We estimate the residual value for operating leases at the time of contract. Our estimates of the residual value of equipment are based on current market values of used equipment and assumptions about when and to what extent the equipment will become obsolete; however, we may need to recognize additional valuation losses if our estimates differ from actual trends in equipment valuation and the secondhand market, and we may incur losses if we are unable to collect such estimated residual amounts.

In such event, our business activities, financial condition and results of operations may be adversely affected.

(4) Our real estate-related operations expose us to various risks

Our real estate-related operations include development and lease of real estate, and real estate finance. Our real estate finance business is comprised of non-recourse loans for which cash flow from real estate is the source of repayment, and underwriting specified bonds that are issued by special purpose entities (SPEs), which are secured by real estate.

A drastic fluctuation in land prices or the supply-demand balance in the real estate sale/purchase or rental market in Japan and overseas may cause a deterioration in real estate market conditions. This may adversely affect the financial condition of counterparties to whom we have made loans, the value of loan collateral, or the value of our real estate holdings. Any such events could have an adverse effect on our financial condition and results of operations. For example, in development and lease of real estate, vacancy rates have risen and rents have dropped. In real estate finance, this may decrease the estimated collectable amount and the value of real estate held as collateral, which could require us to increase our provision for doubtful receivables and probable loan losses or purchase the senior portion of debt to protect subordinated debt held by us. Furthermore, losses on the collection of loans through sales of the real estate may exceed the amount that we initially estimated.

In our real estate development operations, we try to obtain indemnities against contractual breaches and land and property defects. However, construction work may be postponed or canceled by the contractor in breach of the terms, and the indemnity provided may be insufficient to cover our losses arising from such breach due to a deterioration of the contractor’s financial condition. In such situations, we may be required to indemnify the losses. Furthermore, we may incur additional costs to complete or operate property. Any such events could have an adverse effect on our business activities, financial condition and results of operations.

(5) We are exposed to risks regarding our licensed businesses

Certain of our businesses, including our life insurance business, banking business, securities trading business and real estate investment advisory business are subject to control by industry-specific laws and regulations requiring, among other things, that each company conduct independent operations and maintain financial health and appropriateness of business activities. A total or partial suspension of operations or the revocation of one or more of our licenses may adversely affect our business activities, financial condition and results of operations.

(6) Our life insurance subsidiary is subject to risks that are specific to its business

We are exposed to the risk of unpredictable and potentially substantial increases in insurance payments for deaths and hospital benefits, in relation to the business of ORIX Life Insurance Corporation. If ORIX Life Insurance suffers valuation or other losses, including from declines in the value of securities or real estate that it purchases for asset management purposes, that affect its ability to maintain its regulatory capital or liability reserve requirements, or if changes in regulations require ORIX Life Insurance to increase its capital or liability reserves, we may be required to provide financial support through capital contributions. In addition, if ORIX Life Insurance fails to conduct reasonable asset liability management, or ALM, to appropriately manage risks and returns on investment assets and underwriting risks on insurance policy benefits, our business activities, financial condition and results of operations may suffer.

In addition, ORIX Life Insurance is required to make contributions to the Life Insurance Policyholders Protection Corporation of Japan (the “PPC”) to provide financial support to insolvent life insurance companies. If one or more PPC participants were to go bankrupt, solvent PPC members, including ORIX Life Insurance could be required to make additional contributions to the PPC. In such an event, our business activities, financial condition and results of operations may be adversely affected.

(7) Risks related to our other businesses

We operate a wide range of diversified businesses in Japan and overseas, including financial services business. In recent years, we have expanded into areas such as environmental business, renewable energy and nursing care. Entry into these industries, and the results of operations following such entry, are accompanied by various uncertainties, and if any unanticipated risk does eventuate, this may adversely affect our business activities, financial condition and results of operations.

5. Risk Relating to Fund Procurement

(1) Our access to liquidity and capital may be restricted by economic conditions, instability in the financial markets or changes in our credit ratings

Our primary sources of funds from financing activities include: borrowings from banks and other institutional lenders, funding from capital markets (such as offerings of commercial paper, straight bonds and medium-term notes, convertible bonds, asset-backed securities and other debt securities) and deposits. Such sources include a significant amount of short-term debt, such as CP and short-term borrowings from various institutional lenders, and long-term debt maturing in the current fiscal year. Some of our committed credit lines require us to comply with financial covenants and maintain specified credit ratings. In addition, some of the non-recourse loans under which we borrow funds to finance specific projects require early repayment if the relevant projects experience declines in performance.

The increased risks to our financial liquidity will increase the possibility that our ability to raise new funds in the market or to renew existing funding sources may become uncertain; we may be exposed to increased funding costs; we may be more subject to volatility in the credit markets; and our securities may not be attractive in the capital markets. If our access to liquidity is restricted, or if we are unable to obtain our required funding at acceptable costs, our business activities, financial condition and results of operations will be significantly and adversely affected.

We obtain credit ratings from ratings agencies. A downgrade in our credit ratings could result in an increase in our interest expenses and could have an adverse effect on our fund-raising ability by increasing costs of issuing CP and corporate debt securities, decreasing investor demand for our securities, increasing our bank borrowing costs or reducing the amount of bank credit available to us. As a result, our business activities, financial condition and results of operations may be significantly and adversely affected.

6. Legal Risk

(1) Enactment of, or changes in, laws, regulations and accounting standards may affect our business activities, financial condition and results of operations

Enactment of, or changes in, laws and regulations may affect the way that we conduct our business, the products or services that we may offer in Japan or overseas, as well as our customers, borrowers, invested companies and funding sources. Such enactment or changes may cause our costs to increase, or if relating to account standards may significantly affect how we record and report our financial condition and results of operations, even if our underlying business fundamentals remain the same. As a result of such enactment or changes, our business activities, financial condition and results of operations could be adversely affected.

(2) A failure to maintain adequate controls to comply with regulations harm our reputation and adversely affect our business activities, financial condition and results of operations

Our business and employees in Japan are subject to laws, as well as regulatory oversight of government authorities who implement those laws, relating to the various fields in which we operate. These include laws and regulations applicable to financial institutions, such as the Moneylending Business Act, the Installment Sales Act, the Insurance Business Act, the Banking Act, the Trust Business Act, the Building Lots and Buildings Transaction Business Act and the Building Standards Act, as well as general laws applicable to our business activities, such as the Companies Act, the Financial Instruments and Exchange Act, the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and the Act on the Protection of Personal Information.

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

We endeavor to implement thorough internal control for compliance and legal risk management to prevent violations of such laws and regulations, but our efforts may not be fully effective in preventing all violations. In addition, we engage in a wide range of businesses, and our expansion into new businesses through our acquisitions may require us to revise or cause our current internal controls to cease to function adequately. In such cases, we may be subject to sanctions or penalties, which could apply to our officers or employers, if we fail to revise them properly or at all. Such events could adversely affect our business activities, financial condition, results of operations and reputation.

Whether there exists any violation of laws, if we are investigated by government authorities or sued in connection with our businesses, our business activities, financial condition and results of operations may be adversely affected.

7. Operational Risk

(1) Failures in our computer and other information systems could hinder our operations and damage our business activities, financial condition and result of operations

We utilize computer systems and other information systems for financial transactions, personal information management, business monitoring and processing and as part of our business decision-making and risk management activities. These information systems may be outsourced.

System shutdowns, malfunctions or failures, the mishandling of data or fraudulent acts by employees, vendors or other third parties, or infection by a computer virus could have adverse effects on our operations, for example by causing delay in the receipt and payment of funds, the leak or destruction of confidential or personal information, the generation of errors in information used for business decision-making and risk management and the suspension of other services provided to our customers. In such event, our liquidity or the liquidity of customers who rely on us for financing or payment could be adversely affected.

Our information system equipment could suffer damage from a large-scale natural disaster or from terrorism. If networks or information systems fail, we could experience interruption of business activity, delay in payment or sales, or substantial costs for recovery of functionality. As a result, our business activities, financial condition and results of operations may be adversely affected.

(2) We may not be able to hire or retain human resources

Our businesses require a considerable investment in human resources and the retention of such resources in order to successfully compete in markets in Japan and overseas. Many of our businesses require employment of talented individuals who have experience and knowledge in the financial field. If we cannot develop, hire or retain the necessary human resources, our business activities, financial condition and results of operations may be adversely affected.

(3) If our internal controls over financial reporting are insufficient, adversely affecting our share price, reputation, business activities

We have established and assessed our internal controls over financial reporting in a manner intended to ensure compliance with the requirements of various laws and regulations. However, in future periods we or our independent registered public accounting firm may identify material weaknesses in our internal controls over financial reporting. Such a finding may cause us or our accountants to issue a report that our internal controls over financial reporting are ineffective, which could cause a loss of investor confidence in the reliability of our financial statements and cause our share price to fall. In such cases, our business activities, financial condition and results of operations may be adversely affected.

(4) Our risk management may not be effective

We continuously seek to improve our risk management function. However, due to the rapid expansion of our business or significant changes in the business environment, our risk management may not be effective in some cases. As a result, our business activities, financial condition and results of operations could be adversely affected.

(5) Other operational risks

The conduct of our various businesses entails many types of operational risks. Examples include inappropriate sales practices; inadequate handling of clients’ complaints; failures of information security including the divulging of confidential or personal information; inadequate internal communication of necessary information; misconduct of officers, employees, agents, franchisees, trading associates, vendors or other third parties; errors in the settlement of accounts breaking and entering; and conflicts with employees concerning labor and workplace management.

Our management attempts to control operational risk and maintain it at a level that we believe is appropriate. Notwithstanding our control measures, operational risk is part of the business environment in which we operate, and our business activities, financial condition and results of operations may be adversely affected at any time due to this risk. Even if we do not incur direct pecuniary loss, our reputation may be adversely affected.

8. Risks Related to Holding or Trading our Shares and ADRs

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

(3) We expect to be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors

We believe that we will be a passive foreign investment company under the U.S. Internal Revenue Code for the year to which this report relates and for the foreseeable future because of the composition of our assets and the nature of our income. Assuming this is the case, U.S. investors in our Shares or ADSs will be subject to special rules of taxation in respect of certain dividends or gain on such Shares or ADSs, including the treatment of gains realized on the disposition of, and certain dividends received on, the Shares or ADSs as ordinary income earned pro rata over a U.S. investor’s holding period for such Shares or ADSs, taxed at the maximum rate applicable during the years in which such income is treated as earned, and subject to interest charges for a deemed deferral benefit. In addition, the favorable rates of tax applicable to certain dividends received by certain non-corporate U.S. investors would not be available. See “Item 10. Additional Information—Taxation—United States Taxation.” Investors are urged to consult their own tax advisors regarding all aspects of the income tax consequences of investing in our Shares or ADSs.

(4) If you hold fewer than 10 Shares, you will not have all the rights of shareholders with 10 or more Shares

One “unit” of the Shares is comprised of ten Shares. Each unit of the Shares has one vote. A holder who owns Shares other than in multiples of ten will own less than a whole unit (i.e., for the portion constituting fewer than ten Shares.) The Companies Act imposes significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote. Under the unit share system, a holder of Shares constituting less than a unit has the right to require ORIX to purchase its Shares and the right to require ORIX to sell it additional Shares to create a whole unit of ten Shares. However, a holder of ADRs is not permitted to withdraw underlying Shares representing less than one unit, which is equivalent to 20 ADSs, and, as a practical matter, is unable to require ORIX to purchase those underlying Shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any size.

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

(6) A holder of ADRs has fewer rights than a shareholder and must act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take various actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records and exercising dissenters’ rights, are available only to holders of record on a company’s register of shareholders. The Shares represented by our ADSs are registered in the name of a nominee of the depositary, through its custodian agent. Only the depositary is able to exercise those rights in connection with the deposited Shares. The depositary will make efforts to vote the Shares represented by our ADSs as instructed by the holders of the ADRs representing such ADSs and will pay to those holders the dividends and distributions collected from us. However, a holder of ADRs will not be able to directly bring a derivative action, examine our accounting books and exercise dissenters’ rights through the depositary unless the depositary specifically undertakes to exercise those rights and is indemnified to its satisfaction by the holder for doing so.

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

CORPORATE HISTORY

ORIX was established on April 17, 1964 in Osaka, Japan as Orient Leasing Co., Ltd. by three trading companies and five banks that included Nichimen Corporation, Nissho Corporation and Iwai Corporation (presently Sojitz Corporation), the Sanwa Bank (presently Mitsubishi UFJ Financial Group Inc.), Toyo Trust & Banking (presently Mitsubishi UFJ Trust and Bank Corporation), the Industrial Bank of Japan and Nippon Kangyo Bank (presently Mizuho Bank, Ltd., Mizuho Holdings, Inc.), and the Bank of Kobe (presently Sumitomo Mitsui Banking Corporation). While we maintain business relationships with these companies, they now hold only a limited number of our Shares in the aggregate.

Our initial development occurred during the period of sustained economic growth in Japan during the 1960s and the early 1970s. We capitalized on the growing demand in this period by expanding our portfolio of leasing assets.

It was also during this time that our marketing strategy shifted from a focus on using the established networks of the trading companies and other initial shareholders to one that concentrated on independent marketing as the number of our branches expanded. In April 1970, we listed our Shares on the second section of the Osaka Securities Exchange. Since February 1973, our Shares have been listed on the first sections of the Tokyo Stock Exchange and the Osaka Securities Exchange. ORIX was also listed on the first section of the Nagoya Stock Exchange from February 1973 to October 2004.

ORIX set up a number of specialized leasing companies to tap new market potential starting with the establishment of Orient Auto Leasing Corporation (presently ORIX Auto Corporation) in 1973 and Orient Instrument Rentals Corporation (presently ORIX Rentec Corporation), as Japan’s first electric measuring equipment rental company, in 1976. With the establishment of the credit company Family Consumer Credit Corporation (presently ORIX Credit Corporation, concentrating on card loans) in 1979, ORIX began to move into the retail market by offering financing services to individuals.

It was also during this time that ORIX began overseas expansion, commencing with the establishment of its first overseas office in Hong Kong in 1971, followed by Singapore (1972), Malaysia (1973), Indonesia (1975), the Philippines (1977) and Thailand (1978).

In the 1980s, ORIX established offices in Sri Lanka (1980), the United States (1981), Taiwan (1982), Australia (1986) and Pakistan (1986).

Orient Capital (presently ORIX Capital), ORIX’s venture capital business, was established in 1983, and the Japanese company Budget Rent-a-Car (presently ORIX Auto Corporation) was established in 1985.

ORIX also initiated a management strategy of proactive mergers and acquisitions to expand operations, and in 1986 made its initial investment in Akane Securities K.K. (which became ORIX Securities Corporation in 1995 and is presently Monex, Inc. since 2010).

In 1989, we introduced a corporate identity program and changed our name to ORIX Corporation from Orient Leasing Co., Ltd. to reflect our increasingly international profile and diversification into financial services other than leasing.

In 1990 ORIX established ORIX Commodities Corporation (merged with ORIX Investment Corporation). In 1991 ORIX established ORIX Aviation Systems Limited in Ireland. In 1991 ORIX established ORIX Omaha Life Insurance Corporation (presently ORIX Life Insurance Corporation) and entered the life insurance business. In 1998 ORIX purchased Yamaichi Trust & Bank, Ltd. (presently ORIX Bank Corporation). In 1998, ORIX listed on the New York Stock Exchange (Ticker Symbol: IX) and, through registration with the SEC, has worked to further strengthen its corporate governance regulations. ORIX Real Estate Corporation was established in 1999 to concentrate on condominium development that was first begun in 1993 as well as develop office buildings in pursuit of improved real estate expertise. In 1999 we established ORIX Asset Management and Loan Services Corporation.

Since 2000, we have actively expanded our automobile-related operations by acquiring companies and assets. For example, in addition to our existing companies, ORIX Auto Leasing, ORIX Rent-A-Car and ORIX Rent-A-Car Hokkaido, we added Senko Lease and IFCO Ltd. in 2001, Nittetsu Leasing Auto Co., Ltd. in 2002 and JAPAREN in 2003. We combined these seven companies into ORIX Auto Corporation in January 2005.

ORIX continued its overseas expansion. In China, we established a rental company in Tianjin in 2004, and in 2005 established a leasing company in Shanghai. In 2009, we established its Chinese Headquarters in Dalian. In the other area, we have also set up local subsidiaries in Saudi Arabia (2001), the United Arab Emirates (2002) and Kazakhstan (2005).

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

In January 2006, we entered the investment banking field in the United States with the acquisition of Houlihan Lokey Inc. In May 2010, we acquired RED Capital Group, a U.S.-based company that provides financing for multi-family, senior living and healthcare-related real estate development projects in the United States. In December 2010, we acquired Mariner Investment Group LLC, a leading independent SEC-registered hedge fund.

In April 2012, ORIX, Sumitomo Mitsui Financial Group, Inc. and Sumitomo Mitsui Banking Corporation (“SMBC”) agreed to transfer all shares of ORIX Credit Corporation held by SMBC to ORIX pursuant to necessary arrangements with the relevant authorities, resulting in making ORIX Credit a wholly-owned subsidiary of ORIX at the time of the transfer.

STRATEGY

Target Performance Indicators

In its pursuit of sustained growth, the ORIX Group will use the following performance indicators: Net income attributable to ORIX Corporation to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. ORIX aims to achieve its medium-term goal of 10% ROE by striving to increase capital efficiency through quality asset expansion to capture business opportunities along with increased asset efficiency by strengthening profit-earning opportunities such as fee-based and other businesses.

Three-year trends in performance indicators are as follows.

		As of March 31,
		2010	2011	2012
Net Income Attributable to ORIX Corporation	(Millions of yen)	¥37,757	¥67,275	¥86,150
ROE	(%)	3.1	5.1	6.3
ROA	(%)	0.47	0.82	1.02

Medium- and Long-Term Corporate Management Strategies

The ORIX Group believes that it is vital to respond to changes in the market environment with agility and flexibility. The ORIX Group consists of six business segments (Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail and Overseas Business) that represent a wide range of businesses, and Group-wide risk is controlled through a diversified business portfolio. While domestic and international financial institutions were forced to record large losses due to the financial crisis, ORIX was able to secure profits through the complementary nature of its diversified portfolio.

Also, from a funding standpoint, ORIX continues to maintain a stable financial base characterized by roughly 50% of funding from financial institutions, solid relationships with over 200 domestic and international financial institutions, and a high percentage of long-term debt maintained through the issuance of bonds.

Going forward, ORIX will continue its pursuit of the mid-term management strategies of increasing the pace of “Finance + Services” and “Embracing growth in emerging markets including Asia” while focusing on expanding operations through business portfolio diversification. Additionally, ORIX aims for “Growth and Innovation of Current Businesses” by restructuring the current business platform and capturing new business opportunities in response to the changing environment.

•

Increase the pace of “Finance + Services”: After the occurrence of structural changes in the finance business environment caused by the financial crisis, providing additional high value-added services has been deemed essential for pursuing increased profitability in the finance business. The ORIX Group is already providing “Finance + Services” through its maintenance leasing service and loan servicing operations. Going forward, ORIX will capitalize on its accumulated Group client base, know-how and expertise to develop new business areas and provide more advanced services.

•

“Embracing growth in emerging markets including Asia”: As significant economic growth is observed in emerging markets, business expansion in Asia, especially China, is vital for company growth. ORIX Group will embrace growth in these countries by expanding operations capitalizing on local subsidiaries and partner networks it has established in emerging markets including Asia in addition to leveraging its successful investment track record.

•

“Growth and Innovation of Current Businesses”: The domestic and overseas environment surrounding the ORIX Group is changing dramatically. In order to achieve further growth, ORIX must change the business models. ORIX will provide products and services valued by customers and society through Group-wide collaboration that transcends the division level, and restructuring its business platform to capture new business opportunities.

Corporate Challenges to be Addressed

The operating environment surrounding ORIX is dramatically changing in line with structural changes in society such as strong growth of emerging nations together with low growth of developed nations, contraction of the financial market, new financial regulations and global warming. It is vital for ORIX Group to continue to maintain and develop a business structure that flexibly and swiftly adapts to such a rapidly changing operating environment. Specifically, ORIX will adapt to the changing operating environment by taking the following three steps.

1.	Further advancement of risk management. Further enhance the thorough and transparent monitoring and control of each business in accordance with its characteristics while diversifying the business based on increasing the pace of “Finance + Services” and “Embracing growth in emerging markets including Asia” in line with the changing operating environment. ORIX will also strive to strengthen financial stability.

2.	Pursue transactions that are both socially responsible and economically viable. Pursue transactions that are socially responsible from a compliance and environmental standpoint while providing products and services that are valued by clients and improving ORIX Group profitability.

3.	Create a fulfilling workplace. Focus on ORIX’s strengths as a global organization to create a fulfilling work environment for all employees regardless of nationality, age, gender, background or type of employment.

PROFILE OF BUSINESS BY SEGMENT

Our reportable segments are based on ASC 280-10 (“Segment Reporting”). For a discussion of the basis for the breakdown of segments, see Note 32 in “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for the years ended March 31, 2010, 2011 and 2012.

	Years ended March 31,
	2010	2011	2012
	(Millions of yen)
Corporate Financial Services	¥(19,481)	¥10,035	¥21,532
Maintenance Leasing	23,307	26,203	34,710
Real Estate	138	54	1,349
Investment and Operation	(2,350)	13,212	15,983
Retail	31,104	23,777	21,825
Overseas Business	37,142	45,639	49,768

Total segment profits	69,860	118,920	145,167

Difference between segment total and consolidated amounts	(13,803)	(25,619)	(14,683)

Total Consolidated Amounts	¥56,057	¥93,301	¥130,484

Each of our segments is briefly described below.

BUSINESS SEGMENTS

As of April 1, 2008, ORIX reorganized its businesses into six segments to facilitate strategy formulation, resource allocation and portfolio balancing at the segment level. These six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail and Overseas Business. Management believes that organizing our business into large strategic units allows us to maximize our corporate value by identifying and building strategic advantages vis-à-vis anticipated competitors in each area and by helping the ORIX Group achieve competitive advantages.

An overview of operations, operating environment and operating strategy for each of the six segments follows.

Corporate Financial Services

Overview of Business Strategies

•	Increase the pace of “Finance + Services”

•	Expand the client base through strengthened cooperation with group companies

•	Capture business opportunities presented by the changing environment

Overview of Operation

The Corporate Financial Services segment has its origin in the leasing business developed at the time of ORIX’s establishment in 1964, and even today this segment serves as the foundation for the entire ORIX Group.

Operating through a nationwide network of 76 offices, ORIX provides capital through loans and leasing for capital investment and other needs to its core customer base of domestic small and medium-sized enterprises (SMEs). In order to maximize synergies, the Corporate Financial Services segment functions as the central point of contact for the entire ORIX Group in responding to needs of other segments, including business succession and overseas business development.

In addition to lending and leasing, this segment serves as a specialist department that engages in commercial facility development and rental as well as construction equipment business activities. By promoting cross-functional tie ups with domestic and overseas business units, this segment provides services backed by expertise to its clients nationwide.

Operating Environment

While the business environment for SMEs, the segment’s core client base, continued to reflect the direct and indirect effects of the Great East Japan Earthquake including plant and equipment damage as well as low production levels due to rolling blackouts, there were indications of a modest recovery during the fiscal year under review. An increase in capital expenditure was particularly obvious in the Tohoku area. Buoyed by such factors as firm personal consumption and burgeoning reconstruction demand, initial signs of positive turnaround in economic conditions especially in disaster-stricken areas are beginning to emerge.

In contrast, the prolonged debt crisis in Europe, which continues to slow the pace of global economic growth, coupled with persistent appreciation in the value of the yen, is casting a shadow over the business environment. Notwithstanding little or no change in the number of corporate bankruptcies from year to year, there are concerns that as the positive effects of various policy initiatives including those under the SME Financing Facilitation Act come to an end, a considerable weight will again be placed on the results and recovery of the corporate sector.

Operating Strategy

Sales personnel in the Corporate Financial Services segment develop and deliver optimal solutions based on a deep understanding of our customers including their specific needs and management issues, gained through day-to-day transactions. Sales personnel are also supported where necessary by team efforts centered on the ORIX Group’s high levels of expertise.

As a sales platform for the Group, the Corporate Financial Services segment will continue to identify new business opportunities in response to client needs while accelerating the pace of its “Finance + Services” strategy. To this end, the segment will leverage the Group’s high level of expertise built on the know-how accumulated through automobile and rental business diversification, the provision of credit and servicing functions, and the competitive life insurance operation. In order to address those mounting issues and needs that have arisen from customers’ efforts to expand overseas in recent years, the Corporate Financial Services segment is engaging in offshore marketing, cultivating new sales channels and harnessing its overseas network to collect information and provide pertinent advice. At the same time, the segment is putting forward products and services that match each stage of an increasingly protracted reconstruction process in Japan.

The Corporate Financial Services segment is committed to further expanding its client base by providing a broad spectrum of services to the Group’s customers as a whole. Moving forward, the segment will take steps to unify the goals and strategies of each Group company and to combine sales, marketing and operating know-how to engage in comprehensive activities that encompass the building of robust customer relationships, uncovering issues and providing solutions as a one-stop services provider.

Maintenance Leasing

Overview of Business Strategies

•	Continue Group-wide sales activities

•	Expand high value-added services and allocate resources to growth areas

•	Improve profitability by streamlining operations and controlling costs

Overview of Operation

This segment consists of ORIX’s automobile and rental operations, both of which possess an extremely high level of expertise.

In its automobile leasing business, ORIX engages in leasing, automobile rental and car sharing activities. Automobile leasing operations began by offering leases including maintenance to corporate clients. Today, activities include a complete range of specialized vehicle maintenance outsourcing services requiring increased expertise that encompasses solutions that meet clients’ compliance, environmental and safety management needs. This segment also offers a broad spectrum of tailor-made services that address both corporate and individual client needs.

ORIX entered the rental business in 1976 with the leasing of precision measuring equipment to corporate clients. Today, the rental business covers a diverse range of services, including IT-related equipment rentals, technical support, sales of software packages, calibration and asset management.

Operating Environment

Domestic corporate automobile operations are expected to confront continued sluggish demand from the persistent decrease in automobile investment as well as cost reductions in addition to the trend toward using smaller automobiles. Business opportunities, on the other hand, are increasing in line with changes in corporate attitudes toward vehicle management.

In particular, the need for vehicle maintenance and administrative cost reductions has increased among corporations, as has interest in areas such as compliance and safety management. Furthermore, heightened awareness of environmental issues is stimulating demand for leasing services for hybrid vehicles together with an increase in the number of car sharing participants.

The domestic precision measuring equipment rental market is not expected to expand substantially due to such factors as the accelerated outflow of companies overseas. At the same time, the competitive landscape remains relatively stable owing to comparatively high barriers to entry caused by the need for significant initial investment and difficulties in securing personnel with specialized know-how.

In the IT-related equipment field, the cloud computing market continues to grow on the back of concerns surrounding system operating costs and the need for increased flexibility. Moreover, there are signs of a shift in corporate-sector IT investment from hardware ownership to service use.

Operating Strategy

The Maintenance Leasing segment will continue to engage in Group-wide sales activities in an effort to cultivate new clients and to meet client needs.

In the automobile leasing business, the segment will combine its leasing, automobile rental and car sharing products and services while offering service proposals that cover modes of automobile use, which in turn lead to optimal and low-cost vehicle solutions. As of the end of the fiscal year, the total number of automobiles under management amounted to approximately 950,000.

The segment’s corporate automobile leasing operations provide solutions based on compliance, environmental response and safety management while at the same time encompassing complete business process outsourcing that draws on the segment’s high level of expertise and reliable operational quality. For example, ORIX Telematics Service offers vehicle dispatch control, a service that reduces fuel consumption, promotes efficient vehicle use and takes client employee safety into consideration, through consultations based on analysis of a broad spectrum of driving data. By actively promoting this type of high value-added business, the Maintenance Leasing segment is expanding fee income while differentiating ORIX from other companies. Moreover, we aim to streamline operations and enhance cost control to maintain profitability and competitiveness.

We continue to promote products such as My Car Lease, automobile rentals and car sharing to retail clients. Especially in the car sharing business, where we lead the industry in memberships, we will seek to further increase the number of members by strengthening relationships with public offices, local government authorities, public transportation agencies, railway companies and parking lot operators.

In the rental business, we will focus on maintaining our high market share while providing a broad scope of solutions, including technical support, sales of software packages, calibration and asset management.

We will expand our lineup of products in Japan to include the rental of medical and environmental analytic equipment as well as tablets and other terminals, and work to cultivate a new set of customers by capitalizing on our Group network, centering on the Corporate Financial Services segment. Overseas, we will step up robot-related activities and the rental of chip mounter and other manufacturing equipment focusing mainly on China. As of March 31, 2012, the rental business owned more than 950,000 units of rental equipment spanning more than 30,000 types.

Real Estate

Overview of Business Strategies

•	Expand business based on the real estate value chain

•	Expand the stable revenue base by improving the profitability of rental assets and strengthening the operating business

•	Enhance the asset management business to expand fee-business and promote new joint-investment with outside investors

Overview of Operation

This segment is mainly comprised of the real estate investment and facilities operation businesses.

In its real estate investment business, the ORIX Group is involved in the development and leasing of properties (including office buildings, commercial facilities, logistics centers and residential condominiums), asset management and real estate finance. Together with this comprehensive value chain, the Group boasts significant specialist expertise in each aspect of real estate.

The development, ownership and operation of such diverse properties as Japanese inns, hotels, aquariums, training facilities, golf courses and nursing care facilities is an integral part of the facilities operation business.

Operating Environment

While there has been little or no movement in vacancy rates, rental rates continue to decrease in the office building market. In 2012, the completion of a significant number of properties is expected, placing existing and prospective tenants in an increasingly advantageous position. From a demand perspective, there are indications that a growing number of J-REITs and overseas investors are contemplating the acquisition of new properties.

Looking at the leisure market and consumption patterns, which have a major impact on the Group’s facilities operation business, the market has now contracted for two consecutive years. This is placing increased pressure on the need to ensure distinctive products and services that are finely tuned to address customers’ requirements.

Despite concerns of a slump in the residential condominium market following the Great East Japan Earthquake, the contract completion rate in both the Tokyo and Osaka metropolitan areas remains above the key benchmark level of 70%. Looking at property prices, trends indicate an ongoing modest decline.

Operating Strategy

The underlying strength of the real estate segment rests in its comprehensive value chain that includes development, leasing, asset and property management as well as finance backed by the ORIX Group’s customer base. Moving forward, this segment will capitalize on and further expand its wide-ranging real estate–related expertise to increase the value of its assets while promoting the provision of new value.

As one example, the segment will make full use of its value chain through such means as joint investment with outside investors to secure a high quality portfolio and to further bolster its asset management operations. Moreover, ORIX will endeavor to achieve balanced growth by controlling asset size and swiftly establishing a stable revenue base. To this end, particular emphasis will be placed on such areas as the facilities operation business that is not directly influenced by fluctuations in real estate market conditions.

In the real estate development and rental business, continued efforts will be made to reduce assets. At the same time, this segment will strive to improve occupancy rates and rental income by leveraging the characteristics of its small and diversified rental property portfolio and leasing capabilities. Although real estate transactions have not seen a full-scale recovery, the segment will pursue various exit strategies such as sales to overseas investors to promote asset turnover.

In the facilities operation business, the segment will establish a firm foothold within the market by developing a wide range of unique services in response to diversified needs and aging customers. With the opening of a large number of new facilities, the segment will continue to diversify its customer base and increase profitability by setting a clear customer target and concept for each operating facility including Japanese inns, golf courses and aquariums.

Investment and Operation

Overview of Business Strategies

•	Capture profit opportunities capitalizing on servicer expertise and strengthen the corporate rehabilitation business

•	Capture opportunities for new investment and reestablish the portfolio

•	Invest in the energy and environmental field, and promote business operation

Overview of Operation

This segment began with the establishment of a venture capital business in 1983. Its ensuing development has mirrored trends in the business environment and includes a loan servicing business that invests in nonperforming loans as well as commercial mortgage-backed securities (CMBS) management and collection, a principal investment business, a securities brokerage and a mergers and acquisitions and financial advisory business.

In the environment and energy-related business, which was incorporated into the Investment and Operation segment during the second quarter of the fiscal year ended March 31, 2012, the ORIX Group has promoted the use of energy-saving measures and renewable energy in addition to making waste disposal and recycling related proposals with respect to the collection, disposal and recycling of end-of-lease assets for more than ten years.

Operating Environment

While efforts by Japan’s major banks to dispose of large-scale assets remain limited due to the effects of Japan’s Financing Facilitation Act, there are expectations that opportunities for investment in nonperforming loans will rise as foreign corporations withdraw from Japan, funds are divested and the selection and concentration of companies accelerates.

Activities in the M&A market are also anticipated to improve. In addition to a significant resurgence in cross-border transactions by Japan’s corporate sector, positive operating conditions are attributable to restructuring initiatives by listed companies, the strategic de-listing of subsidiaries and business succession undertaken by SMEs. This is in turn projected to trigger increased demand for investment, finance and advisory services.

In the environment and energy-related business, investment is forecast to remain robust in Japan and overseas particularly in energy related fields.

Operating Strategy

In the Investment and Operation segment, the ORIX Group is engaged in the three core activities of loan servicing, investment and the provision of energy and environmental services both in Japan and overseas.

ORIX Asset Management and Loan Services Corporation (OAMLS), the first Japanese servicer to simultaneously receive all three servicing ratings (master, primary and special servicer), in addition to receiving the highest rating (STRONG) from Standard & Poors in the area of CMBS, has expertise in financial arrangement and servicing and a wide ranging information network through its servicing business. Capitalizing on these strengths, the segment will take advantage of opportunities to further expand its fee-based business by acting as an intermediary in the sales of collateralized properties and as a special servicer.

This segment will also provide management support in such areas as business succession and corporate rehabilitation (restructuring, transfer and funding arrangement) to its wide range of clients. Looking ahead, steps will be taken to put forward a broad spectrum of solutions that match the needs of financial institutions in areas including nonperforming loan investment, corporate rehabilitation fund management and joint corporate rehabilitation support operations based on a strategic capital alliance.

In its proprietary investment activities, the segment will adopt a prudent approach toward the selection of businesses taking into consideration its established track record and an assessment of risk and return. In addition to rebuilding its portfolio, the segment will look to enhance the corporate value of those companies in which it invests. Particular emphasis will be placed on expansion as well as investments that complement the segment’s existing functions through such means as M&A.

As a part of its ongoing energy and environmental activities including provision of waste processing and recycling services, energy conservation services and the sale of solar power systems, as well as the development and operation of power generation businesses, the segment will put forward innovative new ideas and proposals based on its accumulated know-how. Moreover, considerable energies will be channeled toward investments in and operation of water-related and mega-solar businesses at home and abroad.

Retail

Overview of Business Strategies

•	Life Insurance: Develop distinctive new products and enhance the agency network

•	Banking: Create a balanced portfolio

•	ORIX Credit: Expand business with current high-tier clients and pursue new guarantees

Overview of Operation

This segment consists of the life insurance business, the banking business and the card loan business. ORIX Life Insurance was founded in 1991 and operates mainly through representative agencies and mail order sales. In the banking business, ORIX began handling housing loans in 1980 and thereafter ORIX Bank Corporation (ORIX Bank) expanded the business into corporate lending and other services. More recently, ORIX Bank entered the card loan business in March 2012.

Established in 1979, ORIX Credit Corporation was managed over a continuous three-year period as a joint venture with Sumitomo Mitsui Banking Corporation pursuant to an alliance established in July 2009. After the purchase of all of the joint-venture’s shares, ORIX Credit will be operating as a wholly owned subsidiary.

Operating Environment

Trends in the domestic life insurance market continue to reflect a shift toward small-lot individual insurance, an increase in the number of insurance policies and a slight decrease in the sum insured. Demand is sluggish for traditional life insurance products. On the other hand, customer needs are expanding for medical insurance products classified as “third sector” products. Moreover, sales channels continue to diversify; for example sales at bank, pure Internet play insurance companies and retail stores. Turning to the investment environment, conditions continue to make securing yields challenging. This is largely attributable to the prolonged low level of long-term interest rates.

In the banking industry, deposits continue to grow as savings attract stability-oriented individuals. Despite signs of a partial recovery in corporate-sector capital expenditure demand, the need for capital in overall terms remains flat. However, even in a stagnant real estate market, capital demand by individual investors remains firm in the market for investment rental condominium units, the backbone of the housing loan business, which continues to perform strongly.

In the card loan market, the number of finance providers has dropped dramatically. At the same time, there has been a continued move toward adopting a new business model. This is largely the result of the reduction in the upper limit placed on interest rates and the ceiling established on total debt. In contrast, there are indications that banks are expanding their individual unsecured lending activities.

Operating Strategy

This segment will maintain its strategy of developing new markets for individuals by offering products and services that provide a high level of customer satisfaction and by increasing its unique expertise and efficiency in niche markets.

ORIX Life Insurance, which concentrates mainly on developing and selling products for individuals, has experienced a substantial increase in the number of policies in force. ORIX Life Insurance will continue to enhance its product lineup by developing products that meet the needs of its customers, such as its medical insurance “CURE” series, its cancer insurance “Believe” and its Internet-based insurance application service “Bridge,” a term insurance policy available only online. Moving forward, and in similar fashion to the launch of an Internet-based insurance application service last year, the ORIX Group will work to expand sales channels. Through these means, the Group seeks to expand its operations, strengthen operating efficiency and fortify its business foundation.

In line with its business expansion, ORIX Bank is steadily increasing deposits through “e-Direct Deposits,” an Internet-based fixed deposit service for retail and corporate customers. As of March 31, 2012, the deposit balance (including negotiable deposits) exceeded ¥1 trillion. On the lending side, ORIX Bank will continue to develop a well-balanced loan portfolio, seek to differentiate itself from other banks by further increasing its transactions with SMEs and offer consulting services that leverage the ORIX Group’s collective strength.

In March 2012, ORIX Bank entered the card loan business in earnest. This initiative will be completed by the conversion of ORIX Credit Corporation into a wholly owned subsidiary in June 2012. Looking ahead, the Group will continue to engage in unified management to steadily expand its activities in the individual lending market with the aim of establishing a significant pillar of business.

Overseas Business

Overview of Business Strategies

•	United States: Continue to strengthen “Finance + Services” based on a high level of expertise

•	Expansion of the leasing business and new investment centered on Asia

•	Accumulate quality assets in the ship- and aircraft-related businesses

Overview of Operation

In the United States, this segment places asset management at the heart of efforts to expand “Finance + Services.” Boasting a wealth of experience in a wide range of areas, the segment is also active in the corporate finance, securities investment, M&A advisory, loan structuring and servicing as well as fund management fields.

Since first expanding into Hong Kong in 1971, the ORIX Group has established a broad network that encompasses 290 bases spread throughout 26 countries and regions. Underpinned by a leasing, automobile leasing and corporate finance operating base that is aligned to the conditions of each country, this segment also engages in real estate-related, principal investment and non-performing loan investment activities. Complementing these activities, the segment also undertakes ship and aircraft leasing, management, investment, intermediary and sales transactions.

Operating Environment

Buoyed by government stimulus measures and a lull from the effects of the debt crisis in Europe, the United States economy is experiencing a modest recovery with signs that the market is more receptive to risk. The United States financial market, on the other hand, is expected to continue to de-leverage both in the corporate and household sectors for the foreseeable future due to the collapse of the high leverage financial business model.

ORIX has extensive business operations in Asia. Despite a slowdown in the pace of growth due mainly to the crisis in Europe, Asia is expected to enjoy considerable expansion on the back of stable growth mainly in the ASEAN region. As a result of high economic growth in recent years, Asia’s economy has reached the stage where it consumes a wide range of products and services from developed countries such as Japan, which should lead to various business opportunities going forward. China is a particularly attractive country in terms of economic scale and has garnered global attention as a promising market despite structural problems including inflation and widening domestic economic disparity. In the aircraft market, conditions reflect intense competition particularly in the leasing field. At the same time, aircraft prices continue to hover at a high level. The shipping industry has provided little or no indication of a recovery with persistent imbalance in demand and supply. Against this backdrop, financial institutions both in Japan and overseas are adopting a wait-and-see attitude toward new investment. While recognizing the limited number of players that are currently active in the market, the potential conversely exists to capture lucrative opportunities.

Operating Strategy

In the United States, this segment has historically engaged in corporate finance. Building on these activities, the segment is taking steps to ensure the stability of its investment operations which encompass CMBS and municipal bonds. In addition to advisory and enterprise valuation, as well as loan structuring and servicing, the segment is drawing on its accumulated expertise in fund management to further bolster fee-based businesses.

Working through Houlihan Lokey as well as RED Capital Group and Mariner Investment Group, ORIX is driving its fee-based businesses forward by focusing mainly on the provision of “Finance + Services.” Houlihan Lokey maintains a strong reputation in the United Sates with decades of experience in financial advisory services, financial opinion services and financial restructuring services. RED Capital Group arranges specialty loans for real estate companies and obtains fees through loan servicing. Mariner Investment Group is a major independent hedge fund manager. Both entities are quintessential examples of capturing fee revenue without using the balance sheet. Taking full advantage of its operations in the United States, the ORIX Group will increase profitability by further expanding its services going forward. Moreover, ORIX is evaluating the possibility of re-entering the Central and South American market through the overseas business segment to seek business opportunities by leveraging the experience gained through its local business partnership developed from 1970s until 2000s.

In Asia, Oceania, the Middle East and Europe, this segment continues to secure stable revenues based on its platform of leasing, lending and other financial services closely tied to local communities, and will provide high value-added services utilizing expertise accumulated in Japan and overseas.

In addition to further developing new businesses, this segment will assess opportunities to acquire assets through M&A as well as purchases from European financial institutions. Looking ahead, the ORIX Group will continue to uncover high profitability investment in such fields as finance, automobiles, ships and aircrafts.

Again moving forward, this segment will work to further promote its business and capitalize on its global network by supporting Japanese companies looking to move into overseas markets and foreign companies entering Japan, and through joint investment in Japanese real estate with overseas investors.

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

The following table shows the book values of the primary facilities we own, which include four office buildings, one training facility and one waste disposal facility.

	As of March 31, 2012
	Book Value	Land Space(1)
	(Millions of yen)	(Thousands of m²)
Office building (Shiba, Minato-ku, Tokyo)	¥37,070	2
Office building (Tachikawa, Tokyo)	22,014	5
Office building (Osaka, Osaka)	13,432	2
Office building (Roppongi, Minato-ku, Tokyo)	11,391	1
Training facility (Funabashi, Chiba)	10,726	3
Industrial waste disposal and recycling facility (Yorii, Saitama)	12,115	—

(1)	Land space is provided only for those facilities where we own the land.

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

We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥123,338 million as of March 31, 2012.

As of March 31, 2012, acquisition cost of equipment held for operating leases amounted to ¥1,692,862 million, which consists of ¥624,567 million of transportation equipment, ¥191,313 million of measuring and information-related equipment, ¥858,413 million of real estate and ¥18,569 million of others, before accumulated depreciation. Accumulated depreciation on the operating leases was ¥404,818 million as of the same date.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

Our business does not materially depend on the supply of raw materials.

PATENTS, LICENSES AND CONTRACTS

Our business and profitability are not materially dependent on any patents or licenses, industrial, commercial or financial contracts, or new manufacturing processes.

BUSINESS REGULATION

ORIX and its group companies in Japan are incorporated under, and our corporate activities are governed by, the Companies Act. However, ORIX and its group companies are involved in diverse businesses in overseas jurisdictions including in Asia, North America and Middle East, and are therefore subject to various regulations and supervision in each jurisdiction in which they operate, including, but not limited to, regulations relating to business and investment approvals, anti-trust, anti-bribery, consumer and business taxation, foreign exchange controls, intellectual property and personal information protection.

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

Real Estate Business

ORIX and certain of our group companies, including ORIX Real Estate Corporation, are engaged in the real estate business in Japan, including the buying and selling of land and buildings. Companies engaged in such operations are required to be licensed by the Ministry of Land, Infrastructure and Transport (“MoLIT”) and relevant prefectural governors under the Building Lots and Buildings Transaction Business Act, and their operations are regulated by such laws, including the maintenance of registered real estate transaction managers on staff and the provision and delivery of material information to counterparties.

Car Rental Business

ORIX Auto Corporation is registered with the MoLIT under the Road Transportation Law to engage in the car rental business in Japan and is subject to the requirements of this law and is licensed by the Minister of MoLIT.

Insurance Business

ORIX Life Insurance Corporation is engaged in the life insurance business and has a license from the Prime Minister under the Insurance Business Act. The FSA has broad regulatory powers over the life insurance business of ORIX Life Insurance, including the authority to grant or, under certain conditions, revoke its operating license, to request information regarding its business or financial condition and to conduct on-site inspections. ORIX Life Insurance generally must also receive FSA approval for the sale of new products and to set new pricing terms. In addition, under the Insurance Business Act regulations, any party attempting to acquire voting rights in an insurance company at or above a specified threshold must receive approval from the Prime Minister. We have received such approval as a major shareholder in ORIX Life Insurance. Insurance solicitation, which we and our group companies conduct, is also governed by the Insurance Business Act. We and certain of our group companies, such as ORIX Auto, are registered as life insurance agents with the Prime Minister.

Financial Instruments Exchange Business

Certain businesses conducted by ORIX and our group companies in Japan are governed by the Financial Instruments and Exchange Act, the main purpose of which is to establish comprehensive and cross-sectional protection for investors. “The financial instruments business” as defined in the Financial Instruments and Exchange Act has four classifications, depending on the type of business; (1) First Class Financial Instruments Exchange Business, (2) Second Class Financial Instruments Exchange Business, (3) Investment Management Business, and (4) Investment Advisory and Agency Business. All companies engaged in such businesses are required to register with the Prime Minister, and thereby are designated “registered financial instruments traders.” Along with the registered financial instruments traders, the companies engaged in the financial instruments intermediary business, which is also governed by the Financial Instruments and Exchange Act, are regulated by the FSA and are required to file certain reports or notifications with the FSA. The FSA has the power to order improvement of a business, or suspension of a part or the whole of a business, or to revoke the registration of such a trader that has violated the law. Business regulations applicable to ORIX and our group companies are as follows:

(1) First Class Financial Instruments Exchange Business

ORIX Whole Sale Securities Corporation (“ORIX Whole Sale”) is registered with the Prime Minister under the Financial Instruments and Exchange Act. The first class financial instruments exchange business includes the trading of highly liquid financial products, such as the sale and solicitation of listed securities. The Financial Instruments and Exchange Act regulates the conduct and business activities of securities companies in connection with securities transactions. In addition, under the Financial Instruments and Exchange Act, any entity possessing voting rights in a securities company (first class financial instruments trader) or its parent company at or above a specified threshold is considered a major shareholder and must report its shareholding to the Prime Minister. ORIX has filed such a report as a major shareholder of ORIX Whole Sale, as well as Monex Group, Inc., which became an equity-method affiliate of ORIX as a result of a share exchange completed in January 2010 with ORIX.

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

(3) Investment Management Business

ORIX Asset Management Corporation (“OAM”), a wholly owned subsidiary, is registered with the Prime Minister under the Financial Instruments and Exchange Act as an investment manager. OAM is responsible for the asset management of a real estate investment corporation, ORIX JREIT Inc., which is listed on the Tokyo Stock Exchange. In addition, ORIX Real Estate Investment Advisory Corporation (“ORIA”) and ORIX Investment Corporation are registered with the Prime Minister to engage in the investment management business. Under the Financial Instruments and Exchange Act, any entity possessing voting rights in an investment manager at or above a specified threshold is considered a major shareholder and must report its shareholding to the Prime Minister. ORIX has filed such a report as a major shareholder with regard to OAM and ORIX Investment.

(4) Investment Advisory and Agency Business

ORIX Investment and ORIA are registered with the Prime Minister under the Financial Instruments and Exchange Act to engage in the investment advisory and agency business.

(5) Financial Instruments Intermediary Business

The financial instruments intermediary business that we conduct is also regulated by the Financial Instruments and Exchange Act. ORIX is registered with the Prime Minister under the Financial Instruments and Exchange Act to conduct business as a financial instruments intermediary.

Banking and Trust Business

ORIX Bank Corporation (formally ORIX Trust and Banking, “OBK”) is licensed by the Prime Minister to engage in the banking and trust business and is regulated under the Banking Act and the Act on Provision, etc. of Trust Business by Financial Institutions. The Banking Act governs the general banking business and the Act on Provision, etc. of Trust Business by Financial Institutions and the Trust Business Act govern the trust business. Our trust contract agency business is also governed by the Trust Business Act, and we are registered with the Prime Minister to engage in the trust contract agency business. In addition, under the Banking Act, any entity that attempts to obtain voting rights in a bank at or above a specified threshold must receive permission from the Prime Minister. ORIX has received such permission as a major shareholder of OBK.

Debt Management and Collection Business

ORIX Asset Management & Loan Services Corporation (“OAMLS”) is engaged in the loan servicing business and the business of managing and collecting certain assets. Consequently, OAMLS is regulated under the Act on Special Measures Concerning Business of Management and Collection of Claims. OAMLS is licensed by the Minister of Justice under such law to engage in the loan servicing business.

Waste Management

ORIX Environmental Resources Management Corporation and Funabashi Eco Services Corporation provide waste management services regulated by the Waste Management and Public Cleansing Act.

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

Also, Funabashi Eco Services has permission under the Waste Management and Public Cleansing Act: (i) to engage in “the installation of an industrial waste disposal facility” in Chiba Prefecture, (ii) from each governor of Tokyo and six other prefectures in the Kanto region to act as a “Collection and Transportation of an industrial waste disposal collector” and (iii) from the mayor of Funabashi City to engage in the business of “industrial waste disposal contractor.”

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

The SEC, the Financial Industry Regulation Authority (“FINRA”) and various state agencies regulate the issuance and sale of securities and the conduct of broker-dealers, investment companies and investment advisers in the United States. ORIX USA’s majority-owned subsidiaries, Houlihan Lokey Capital, Inc. and Houlihan Lokey Financial Advisors, Inc., are a registered broker-dealer and a registered investment adviser, respectively, and as such, are regulated by the SEC. Similarly, ORIX USA’s majority-owned subsidiary, Mariner Investment Group, LLC (“Mariner”) is a registered investment adviser and has an affiliated limited purpose broker-dealer, Mariner Group Capital Markets, Inc. (“MGCM”). Both Mariner and MGCM are registered and regulated by the SEC. ORIX USA’s majority-owned subsidiary, Red Capital Group, LLC has a subsidiary, Red Capital Markets, LLC, that is registered as a broker-dealer and regulated by the SEC. All of our SEC-registered broker dealers are also regulated by FINRA. ORIX USA and its other subsidiaries are not subject to these regulations but must comply with U.S. federal and state securities laws.

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

In May 2010 ORIX USA acquired RED Capital Group, a Columbus, Ohio-headquartered provider of debt and equity capital, as well as advisory services, to the housing, health care and real estate industries. Red Mortgage Capital, LLC, a subsidiary of RED Capital Group, is registered as a broker-dealer and regulated by the SEC and FINRA. In addition, RED Capital Group and its subsidiaries must comply with rules and regulations administered by the Government National Mortgage Association (“Ginnie Mae”), the Federal National Mortgage Association (“Fannie Mae”), the Department of Housing and Urban Development and the Federal Housing Administration.

In December 2010, ORIX USA acquired MIG Holdings, LLC, the parent company of Mariner. Mariner is registered with the SEC as an investment advisor and is headquartered in Harrison, New York, with additional offices in New York City, Boston, London and Tokyo.

Recent disruptions in the U.S. financial markets caused lawmakers and regulators to evaluate the effectiveness of their oversight of the financial services industry, and eventually resulted in the adoption of the Dodd-Frank Wall Street Reform and Consumer Protection act (“Dodd-Frank Act”) by the U.S. Congress in January 2010. Certain regulations promulgated under the Dodd-Frank Act may affect our business operations. For example, the Dodd-Frank Act establishes the Financial Stability Oversight Counsel (“FSOC”) a federal agency charged with, among other things, designating systemically important nonbank financial institutions for heightened supervisory requirements and prudential standards, supervision and regulation. In April 2012, the FSOC adopted its final rule and issued interpretive guidelines on criteria for designating systemically important nonbank financial institutions. If the FSOC designates ORIX as a systemically important nonbank financial institution, we could become subject to enhanced requirements regarding capital, leverage, liquidity, conflicts and risk management.

Outside of the United States, ORIX USA’s majority owned subsidiary, Houlihan Lokey (Europe) Limited (“HL Europe”), is authorized and regulated by the Financial Services Authority in the UK, inter alia, to arrange deals in investments and, to advise on investments by others. HL Europe has also established branches in France and Germany under the provisions of the Markets in Financial Instruments Directive and is regulated by the Bundesanstalt für Finanzdienstleistungsaufsicht in Germany and the Autorité des marchés financiers in France in the conduct of the respective businesses of the branches located in those countries. Mariner Europe Ltd. is authorized and regulated by the FSA and as such is subject to minimum regulatory capital requirements. Mariner Europe Ltd. is categorized as a limited license firm by the FSA for capital purposes. It is an investment management firm. Other such majority-owned subsidiaries include Houlihan Lokey (China) Limited, which is licensed to conduct regulated activities by the Securities and Futures Commission in Hong Kong, Mariner Japan, Inc., which is registered as an investment advisor branch office by the Financial Services Authority of Japan, and Mariner Investment Group, LLC, which has a Korean representative office registered with the Korean Ministry of Strategy and Finance.

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

Market Environment

The global economy continued to show moderate recovery. However, growth in emerging economies is starting to slow due to the protracted European debt issue and delayed economic recovery in advanced economies. Against this backdrop, 2012 is set to be a milestone year for politics with elections and changes in the top leadership of major nations and with economic policy of each country expected to be a focus of attention. Also, geopolitical risk continues to be seen in the Middle East and East Asia.

In the United States, despite factors such as rising oil prices placing limits on spending, business sentiment is improving and consumer spending continues to remain strong as employment steadily continues to improve.

Financial concerns continue in peripheral nations of the European Union, affecting the financial and capital markets. Despite avoiding a further escalation of the sovereign debt crisis through monetary supply policy initiated by the European Central Bank in February, the underlying issues have yet to be resolved.

Emerging economies in Asia continue to experience stable growth, yet the specter of inflation continues to lurk beneath the surface. The rate of growth in emerging Asian economies is slowing, amid efforts by each country to support its economy through monetary easing, due to the softness of the European and United States economies.

The Japanese economy is showing a moderate recovery from the decline that followed the Great East Japan Earthquake, and production activity is starting to recover. The historic appreciation of yen is showing signs of easing due to such measures as the Bank of Japan’s monetary policy meeting in February, but it continues to weigh on economic recovery.

Results Overview

Net income attributable to ORIX Corporation increased 28% to ¥86,150 million compared to fiscal 2011 primarily due to a significant increase in the Corporate Financial Services segment’s profits and a continued high profit level in the Maintenance Leasing and Overseas Business segments.

The main factors underlying our performance in fiscal 2012 are outlined below.

Compared to fiscal 2011, segment profit increased for all segments excluding the Retail segment.

The Corporate Financial Services segment’s profits increased due to robust direct financing lease revenues and decreased provision for doubtful receivables and probable loan losses.

The Maintenance Leasing segment’s profits increased due to solid revenues from operating leases including the sales of used automobiles.

The Real Estate segment’s profits increased due to an increase in real estate sales resulting from an increase in the number of condominiums delivered, increased operating business revenue and an increase in operating lease revenues from enhanced leasing, despite a decrease in gains on sales of real estate under operating leases.

The Investment and Operation segment’s profits increased due to gains on investment securities from the sale of Aozora Bank shares, robust collection and fee revenues in the servicing business and an increase in profits from equity-method affiliates.

The Retail segment experienced a decline in profits due to the recognition of a write-down on the investment in the equity-method affiliate Monex Group, Inc., despite a strong performance in life insurance operations and the banking business.

The Overseas Business segment’s profits increased due to contributions from direct financing leases in Asia, automobile and aircraft operating leases, in addition to continued strong gains on sales of investment securities in the United States.

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

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, a number of significant judgments, assumptions and estimates may be required. If observable market prices are not available, we use internally-developed valuation techniques, such as discounted cash flow methodologies, to measure fair value. These valuation techniques involve determination of assumptions that market participants would use in pricing the asset or liability. This determination involves significant judgment, and the use of different assumptions and/or valuation techniques could have a material impact on our financial condition or results of operations. Significant assumptions used in measuring fair values have a pervasive effect on various estimates, such as estimates of the allowance for real estate collateral-dependent loans, measurement of impairment of investments in securities, measurement of impairment of goodwill and intangible assets not subject to amortization, measurement of impairment of long-lived assets and recurring measurements of loans held for sale, investments in securities and derivative instruments.

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

ASC 820-10 differentiates between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). We measure mainly loans held for sale, trading securities, available-for-sale securities, certain investment funds and derivatives at fair value on a recurring basis. A subsidiary measures certain loans held for sale originated on and after October 1, 2011 at fair value on a recurring basis as it elected the fair value option under ASC 825-10 (“Financial Instruments-Fair Value Option”).

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2012:

	March 31, 2012
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Millions of yen)
Financial Assets:
Loans held for sale	¥19,397	¥—	¥19,397	¥—
Trading securities	12,817	384	12,433	—
Available-for-sale securities	886,487	173,056	469,776	243,655
Other securities	5,178	—	5,178	—
Derivative assets	17,212	649	11,270	5,293

Total	¥941,091	¥174,089	¥518,054	¥248,948

Financial Liabilities:
Derivative liabilities	¥16,659	¥412	¥16,247	¥—

Total	¥16,659	¥412	¥16,247	¥—

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 are particularly sensitive because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.

As of March 31, 2012, financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) and the percentages of total assets were as follows:

	March 31, 2012
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)
	(Millions of yen, except percentage data)
Level 3 Assets:
Available-for-sale securities	¥243,655	3
Corporate debt securities	2,912	0
Specified bonds issued by SPEs in Japan	139,152	2
CMBS and RMBS in the U.S., and other asset-backed securities	93,181	1
Other debt securities	8,410	0
Derivative assets	5,293	0
Options held/written, caps held and other	5,293	0

Total Level 3 financial assets	¥248,948	3

Total assets	¥8,354,874	100

As of March 31, 2012, the amount of financial assets classified as Level 3 was ¥248,948 million, among financial assets and liabilities (net) that we measured at fair value on a recurring basis. Level 3 assets represent 3% of our total assets.

Available-for-sale securities classified as Level 3 are mainly mortgage-backed and other asset-backed securities, including specified bonds issued by special purpose entities (SPEs) in Japan and CMBS and RMBS in the United States. Specified bonds issued by SPEs classified as Level 3 available-for-sale securities were ¥139,152 million as of March 31, 2012, which is 57% of Level 3 available-for-sale securities. We classified the specified bonds as Level 3 because we measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly, to measure their fair value we use a discounted cash flow model that incorporates significant unobservable inputs as further discussed below.

When evaluating the specified bonds issued by SPEs in Japan, we estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs in Japan are estimated based on contractual principal and interest repayment schedules on each of the specified bonds issued by the SPEs. Since the discount rate is not observable for the specified bonds, we use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodologies) and the seniority of the bonds. Under the model, we consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium we estimate under the model. The fair value of the specified bonds issued by SPEs in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

With respect to the CMBS and RMBS in the United States, we judged that due to the lack of observable trades for older vintage and below investment grade securities we continue to limit the reliance on independent pricing service vendors and brokers. As a result, we established internally developed pricing models (Level 3 inputs) using valuation techniques such as discounted cash flow methodologies in order to estimate fair value of these securities and classified them as Level 3. Under the models, we use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the United States.

In determining whether a market is active or inactive, we evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g., a principal-to-principal market) and other factors.

For more discussion, see Note 2 of “Item 18. Financial Statements.”

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

We individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, we evaluate prior charge-off experience, segmented by industry of the debtor and the purpose of the loans, and develop the allowance for credit losses based on such prior charge-off experiences as well as current economic conditions.

Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or, if the loan is collateral-dependent, the fair value of the collateral securing the loan. For a non-recourse loan, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loan as such loan, is collateral-dependent. Further, for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows from each loan. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as a discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. For impaired purchased loans, we develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

We charge off doubtful receivables when the likelihood of any future collection is believed to be minimal based upon an evaluation of the relevant debtors’ creditworthiness and recoverability from the collateral.

IMPAIRMENT OF INVESTMENT IN SECURITIES

We recognize write-downs of investment in securities (except securities held for trading) as follows.

For available-for-sale securities, we generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, we charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on the issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within six months.

For debt securities, we apply ASC 320-10-35 (“Investments—Debt and Equity Securities—Subsequent Measurement”). For a debt security, we assess whether impairment is other than temporary using all available information about the collectibility if the fair value of a debt security is less than its amortized cost basis. Under such circumstances, as required by ASC 320-10-35 an other-than-temporary impairment is considered to have occurred if (1) we intend to sell the debt security; (2) it is more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis; or (3) we do not expect to recover the entire amortized cost basis of the security. In measuring the impairment, if we intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the security’s amortized cost basis and its fair value.

On the other hand, if we do not intend to sell the debt security and it is more likely than not that we will not be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, we separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

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

Goodwill impairment is determined using a two-step impairment test either at the operating segment level or one level below the operating segments. Before a two-step impairment test, we make a qualitative assessment to determine whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount. If we conclude that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, we would not perform the two-step impairment test for that reporting unit. However, if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if we cannot make any conclusion, we perform the two-step impairment test.

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

If the asset is considered impaired, an impairment charge is recorded for the amount by which the carrying amount of the asset exceeds fair value. We determine the fair value using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques, as appropriate. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or shorter expected future periods to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets.

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

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies (for information regarding deferred policy acquisition costs, see Notes 1 (ag) of “Item 18. Financial Statements”). Periodically, deferred policy acquisition costs are reviewed to determine whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality experience, morbidity, expense margins and surrender charges, which we use to calculate these assumptions, do not properly reflect future profitability, additional amortization may be required.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2012 would decrease or increase, respectively, by approximately ¥859 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2012 would decrease by approximately ¥959 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2012 would increase by approximately ¥1,076 million.

While we believe the estimates and assumptions used in our pension accounting are appropriate, differences in actual results or changes in these assumptions or estimates could adversely affect our pension obligations and future expenses.

INCOME TAXES

In preparing the consolidated financial statements, we make estimates relating to income taxes of the Company and its subsidiaries in each of the jurisdictions in which we operate. The process involves estimating our actual current income tax position together with assessing temporary differences resulting from different treatment of items for income tax reporting and financial reporting purposes. Such differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that recovery is not more likely than not, we must establish a valuation allowance. When we establish a valuation allowance or increase this allowance during a period, we must include an expense within the provision for income taxes in the consolidated statements of income.

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

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2012.

FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY

We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate holdings is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of investment and rental property as of the beginning and end of fiscal 2012, as well as the fair value as of the end of fiscal 2012.

Year ended March 31, 2012
Carrying amount(1)
Balance at April 1, 2011	Change amount	Balance at March 31, 2012	Fair value at March 31, 2012(2)
(Millions of yen)
¥ 939,826	¥(27,331)	¥912,495	¥914,933

(1)	Carrying amounts are stated as cost less accumulated depreciation.
(2)

Fair value is obtained either from appraisal reports by external qualified appraisers, reports by internal appraisal department in accordance with “Real estate appraisal standards,” or by other reasonable internal calculation utilizing similar methods.

Revenue and expense for investment and rental property for fiscal 2012 consisted of the following:

Year ended March 31, 2012
Revenue(1)	Expense(1)	Operating income	Income from discontinued operations(2)	Net
(Millions of yen)
¥ 69,813	¥53,981	¥15,832	¥843	¥16,675

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

Furthermore, we also expanded our business by the addition of securities-related operations, aimed at generating capital gains. Thereafter, we established and acquired a number of subsidiaries and affiliates in Japan and overseas to expand our operations, such as a bank, a life insurance company and a real estate-related company. The Investment and Operation Headquarters makes selective equity investments in companies and has been working to meet the needs of companies through expanding management buyouts, sales of subsidiaries by large corporations, carve-outs and business successions, in addition to investments in rehabilitation companies.

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

Expenses reported under an account caption of “Other operating expenses” are directly associated with the sales and revenues separately reported within other operating revenues. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating income.” We similarly view the provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2012 Compared to Year Ended March 31, 2011” and “Year Ended March 31, 2011 Compared to Year Ended March 31, 2010.”

We have historically reflected write-downs of long-lived assets under “Operating income” as related assets, primarily real estate assets, represented significant operating assets under management or development.

Accordingly, the write-downs were considered to represent an appropriate component of “Operating income” derived from the related real estate investment activities. Similarly, as we have identified investment in securities to represent an operating component of our financing activities, write-downs of securities are presented under “Operating income.”

We believe that our financial statement presentation, as explained above, with the expanded presentation of revenues and expenses, aids in the comprehension of our diversified operating activities in Japan and overseas and supports the fair presentation of our consolidated statements of income.

YEAR ENDED MARCH 31, 2012 COMPARED TO YEAR ENDED MARCH 31, 2011

Performance Summary

Financial Results

	Year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except ratios, per share data and percentages)
Total revenues	¥946,878	¥972,884	¥26,006	3
Total expenses	871,582	847,689	(23,893)	(3)
Income before income taxes and discontinued operations	93,301	130,484	37,183	40
Net income attributable to ORIX Corporation	67,275	86,150	18,875	28
Earnings per share (Basic)	625.88	801.33	175.45	28
(Diluted)	527.75	670.34	142.59	27
ROE(1)	5.1	6.3	1.2	—
ROA(2)	0.82	1.02	0.2	—

(1)	ROE is the ratio of Net Income Attributable to ORIX Corporation for the period to average ORIX Corporation Shareholders’ Equity.
(2)	ROA is the ratio of Net Income Attributable to ORIX Corporation for the period to average Total Assets.

Total revenues for fiscal 2012 increased 3% to ¥972,884 million compared to ¥946,878 million during the previous fiscal year. Interest on loans and investment securities decreased compared to the previous fiscal year in line with a decrease in the balance of installment loans and gains on sales of real estate under operating leases decreased compared to the previous fiscal year due to the absence of the sale of a large-scale logistics facility that was recorded during the previous fiscal year. However, operating lease revenues increased compared to the previous fiscal year primarily due to an increase in aircraft operating lease revenues in the Overseas Business segment as well as from increased revenue from re-leased automobiles, and life insurance premiums and related investment income increased compared to the previous fiscal year due to strong sales of medical and cancer insurance to retail customers.

Total expenses decreased 3% to ¥847,689 million compared to ¥871,582 million during the previous fiscal year. Both interest expense and provision for doubtful receivables and probable loan losses decreased compared to the previous fiscal year due to a decrease in the balance of liabilities and a decrease in the amount of nonperforming loans, respectively. In addition, write-downs of securities decreased mainly due to a decrease in write-downs recorded for non-marketable securities compared to the previous fiscal year.

Equity in net income of affiliates decreased 88% to ¥1,972 million compared to ¥16,806 million during the previous fiscal year. A write-down was recorded for the investment in our equity-method affiliate Monex Group, Inc.

As a result of the foregoing, income before income taxes and discontinued operations for fiscal 2012 increased 40% to ¥130,484 million compared to ¥93,301 million during the previous fiscal year, and net income attributable to ORIX Corporation increased 28% to ¥86,150 million compared to ¥67,275 million during the previous fiscal year.

Balance Sheet data

	As of March 31,				Change
	2011		2012		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total assets	¥8,581,582		¥8,354,874		¥(226,708)		(3)
(Segment assets)	6,142,818		6,002,139		(140,679)		(2)
Total liabilities	7,206,652		6,881,369		(325,283)		(5)
(Long- and short-term debt)	5,009,901		4,725,453		(284,448)		(6)
(Deposits)	1,065,175		1,103,514		38,339		4
ORIX Corporation Shareholders’ equity	1,319,341		1,396,137		76,796		6
ORIX Corporation Shareholders’ equity per share	12,273.11		12,984.69		711.58		6
ORIX Corporation Shareholders’ equity ratio	15.4%		16.7%		1.3%		—
Adjusted ORIX Corporation Shareholders’ equity ratio(1)	17.7%		18.9%		1.2%		—
D/E ratio (Debt-to-equity ratio) (Long- and short-term debt (excluding deposits) / ORIX Corporation Shareholders’ equity)	3.8	x	3.4	x	(0.4	)x	—
Adjusted D/E ratio(1)	3.0	x	2.7	x	(0.3	)x	—

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

Total assets decreased 3% to ¥8,354,874 million from ¥8,581,582 million on March 31, 2011. Investment in direct financing leases increased due to the acquisition of Kyuko-Lease Inc. However, installment loans decreased due to selective new loan origination continuing from the previous fiscal year. Also, investment in securities decreased due to a decrease in trading securities overseas and specified bonds in Japan, and investment in affiliates decreased due to the recognition of a write-down. Segment assets decreased 2% compared to March 31, 2011, to ¥6,002,139 million.

The balance of interest-bearing liabilities is controlled at an appropriate level in light of assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long- and short-term debt decreased compared to March 31, 2011.

ORIX Corporation Shareholders’ equity increased 6% compared to March 31, 2011 to ¥1,396,137 million primarily due to an increase in retained earnings.

Details of Operating Results

The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information. See “Item 4. Information on the Company—Profile of Business by Segment.”

Revenues, New Business Volumes and Investments

Direct financing leases

	As of and for the year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥51,211	¥50,934	¥(277)	(1)
Japan	36,677	34,647	(2,030)	(6)
Overseas	14,534	16,287	1,753	12
New equipment acquisitions	351,116	405,660	54,544	16
Japan	232,264	254,358	22,094	10
Overseas	118,852	151,302	32,450	27
Investment in direct financing leases	830,853	900,886	70,033	8
Japan	642,827	669,131	26,304	4
Overseas	188,026	231,755	43,729	23

The balance of direct financing leases increased primarily due to the acquisition of Kyuko-Lease Inc, and an increased large volume of small-sized leasing transactions in Japan. Overseas, the balance of direct financing leases increased primarily due to the consolidation of an automobile-related service company in India and the amount of new equipment acquisitions overseas with a focus on the Asia area in fiscal 2012 increased compared to fiscal 2011.

Revenues from direct financing leases in fiscal 2012 decreased 1% compared to fiscal 2011 to ¥50,934 million. In Japan, revenues from direct financing leases decreased 6% compared to fiscal 2011 to ¥34,647 million due to a decrease in the average balance of financing leases. Overseas, revenues from direct financing lease increased 12% compared to fiscal 2011 to ¥16,287 million due to an increase in the average balance of direct financing lease as a result of an increase in new equipment acquisitions mainly in Asia.

The average return we earned on direct financing leases in Japan, calculated on the basis of quarterly balances, was up slightly at 5.48% in fiscal 2012 compared to 5.46% in fiscal 2011. The average return on overseas direct financing leases, calculated on the basis of quarterly balances, decreased to 8.09% in fiscal 2012 from 8.21% in fiscal 2011.

New equipment acquisitions related to direct financing leases increased 16% to ¥405,660 million compared to fiscal 2011. New equipment acquisitions for operations in Japan increased 10% in fiscal 2012 and new equipment acquisition for overseas operations increased 27% in fiscal 2012 as compared to fiscal 2011.

Investment in direct financing leases as of March 31, 2012 increased 8% to ¥900,886 million compared to March 31, 2011 due to the acquisitions as described above and an increase in new equipment.

As of March 31, 2012, no single lessee represented more than 2% of our total portfolio of direct financing leases. As of March 31, 2012, 74% of our direct financing leases were to lessees in Japan, while 26% were to overseas lessees. Approximately 5% of our direct financing leases were to lessees in each of Malaysia and Indonesia. No other overseas country represented more than 5% of our total portfolio of direct financing leases.

	As of March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases by category:
Information-related and office equipment	¥79,006	¥85,060	¥6,054	8
Industrial equipment	117,915	133,667	15,752	13
Commercial services equipment	57,286	62,339	5,053	9
Transportation equipment	302,080	318,364	16,284	5
Other equipment	274,566	301,456	26,890	10

Total	¥830,853	¥900,886	¥70,033	8

Operating leases

	As of and for the year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥280,913	¥297,422	¥16,509	6
Japan	223,991	235,795	11,804	5
Overseas	56,922	61,627	4,705	8
Costs of operating leases	186,740	189,333	2,593	1
New equipment acquisitions	297,954	246,822	(51,132)	(17)
Japan	210,803	197,124	(13,679)	(6)
Overseas	87,151	49,698	(37,453)	(43)
Investment in operating leases	1,270,295	1,309,998	39,703	3
Japan	1,096,689	1,140,247	43,558	4
Overseas	173,606	169,751	(3,855)	(2)

Revenues from operating leases increased 6% to ¥297,422 million compared to fiscal 2011. In Japan, operating lease revenues increased mainly due to an increase in revenue from re-leased automobiles in automobile operations as well as an increase in revenues from real estate leasing. Overseas, operating lease revenues increased mainly due to an increase in income from aircraft leasing. In fiscal 2011 and 2012, gains from the disposition of operating lease assets other than real estate, which were included in operating lease revenues, were ¥9,968 million and ¥14,721 million, respectively.

Costs of operating leases increased 1% to ¥189,333 million compared to fiscal 2011 due to an increase in depreciation expenses resulting from a year on year increase in the average monthly balance of investment in operating leases.

New equipment acquisitions related to operating leases decreased 17% to ¥246,822 million compared to fiscal 2011. New equipment acquisitions by operations in Japan decreased as a result of a decrease in the purchase of real estate, despite an increase in measuring and information-related equipment, and new equipment acquisitions by operations overseas decreased due to a decrease in the purchase of aircraft.

Investment in operating leases increased 3% to ¥1,309,998 million compared to fiscal 2011 due to the completion of large properties, despite the decrease in new equipment acquisitions described above and a decrease in assets from the sale of used automobiles overseas.

	As of March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥408,883	¥412,471	¥3,588	1
Measuring and information-related equipment	54,310	69,655	15,345	28
Real estate	787,584	802,063	14,479	2
Other	3,893	3,855	(38)	(1)
Accrued rental receivables	15,625	21,954	6,329	41
Total	¥1,270,295	¥1,309,998	¥39,703	3

Investment in transportation equipment operating leases rose 1% year on year, mainly due to an increase in investment in automobile operations in Japan and the consolidation of an automobile-related service company in India. Investment in measuring and information-related equipment operating leases rose 28% year on year because of an increase in new equipment acquisitions in Japan. Investment in real estate under operating leases rose 2% year on year, mainly due to the completion of large properties.

Installment loans

	As of and for the year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Interest on installment loans(1)	¥152,242	¥132,719	¥(19,523)	(13)
Japan	80,759	74,718	(6,041)	(7)
Overseas	71,483	58,001	(13,482)	(19)
New loans added	721,189	743,113	21,924	3
Japan	601,981	588,815	(13,166)	(2)
Overseas	119,208	154,298	35,090	29
Installment loans	2,983,164	2,769,898	(213,266)	(7)
Japan	2,105,791	2,000,716	(105,075)	(5)
Overseas	877,373	769,182	(108,191)	(12)

(1)

The balances of installment loans related to our life insurance operations are included in installment loans in the consolidated balance sheet; however, income and losses on these loans are recorded in life insurance premiums and related investment income in the consolidated statements of income.

In Japan, the balance of installment loans decreased as a result of recovery of loans to real estate companies and non-recourse loans, and selection of new transactions. Overseas, the balance of installment loans decreased mainly as a result of recovery of loans of VIEs in the United States. As a result, the average balance of installment loans decreased and revenues decreased compared to fiscal 2011.

Interest on installment loans decreased 13% compared to fiscal 2011 to ¥132,719 million in fiscal 2012. In Japan, interest on installment loans decreased 7% compared to fiscal 2011 as mentioned above. And overseas, interest on installment loans decreased 19% in fiscal 2012 due to the appreciation of the yen in addition to the above-mentioned.

The average interest rate earned on loans in Japan, calculated on the basis of quarterly balances, increased to 3.66% in fiscal 2012 from 3.59% in fiscal 2011. The average interest rate earned on overseas loans calculated on the basis of quarterly balances, increased to 7.40% in fiscal 2012 from 7.30% in fiscal 2011.

New loans added increased 3% to ¥743,113 million compared to fiscal 2011. In Japan, new loans added decreased 2% to ¥588,815 million in fiscal 2012 as compared to fiscal 2011, and overseas, new loans added increased 29% to ¥154,298 million, primarily due to increased lending activity related to the moderate recovery of the U.S. economy.

The balance of installment loans as of March 31, 2012 decreased 7% to ¥2,769,898 million compared to March 31, 2011. The balance of installment loans for borrowers in Japan decreased 5%, and the balance of installment loans for overseas customers decreased 12% as mentioned above. As of March 31, 2012, 72% of our installment loans were to borrowers in Japan, while 25% were to borrowers in the United States.

The table below sets forth the balances of our installment loans to borrowers in Japan and overseas as of March 31, 2011 and 2012, further categorized by the type of borrower (i.e., consumer or corporate) in the case of borrowers in Japan. As of March 31, 2012, ¥46,303 million, or 2%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.

	As of March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥823,974	¥864,764	¥40,790	5
Other	14,317	13,826	(491)	(3)

Subtotal	838,291	878,590	40,299	5

Corporate borrowers in Japan
Real estate companies	345,078	297,562	(47,516)	(14)
Non-recourse loans	303,640	226,887	(76,753)	(25)
Commercial, industrial and other companies	513,853	503,454	(10,399)	(2)

Subtotal	1,162,571	1,027,903	(134,668)	(12)

Overseas
Non-recourse loans	648,933	549,326	(99,607)	(15)
Other	222,034	216,520	(5,514)	(2)

Subtotal	870,967	765,846	(105,121)	(12)

Purchased loans(1)	111,335	97,559	(13,776)	(12)

Total	¥2,983,164	¥2,769,898	¥(213,266)	(7)

(1)

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

As of March 31, 2012, ¥341,302 million, or 12%, of all installment loans were outstanding to real estate companies in Japan and overseas. Of this amount, ¥74,008 million, or 3% of all installment loans, were loans individually evaluated for impairment. We calculated an allowance of ¥26,108 million on these impaired loans. As of March 31, 2012, we had installment loans outstanding in the amount of ¥137,244 million, or 5% of all installment loans, to companies in the entertainment industry. Of this amount, ¥21,760 million, or 1% of all installment loans, was loans individually evaluated for impairment. We calculated an allowance of ¥3,181 million on these impaired loans.

The balance of loans to consumer borrowers in Japan as of March 31, 2012 increased by 5% to ¥878,590 million compared to the balance as of March 31, 2011. The balance of loans to corporate borrowers in Japan as of March 31, 2012 decreased by 12%, to ¥1,027,903 million, compared to the balance as of March 31, 2011, primarily due to a decrease in the balance of loans to real estate companies and non-recourse loans. The balance of loans to overseas as of March 31, 2012 decreased by 12%, to ¥765,846 million, compared to the balance as of March 31, 2011, primarily due to a decrease in the balance of loans of VIEs in the United States.

Asset quality

Direct financing leases

	As of March 31,
	2011	2012
	(Millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥22,787	¥17,441
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	2.74%	1.94%
Provision as a percentage of average balance of investment in direct financing leases(1)	0.51%	0.31%
Allowance for direct financing leases	¥21,201	¥16,852
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	2.55%	1.87%

(1)

Average balances are calculated on the basis of fiscal beginning balance and fiscal quarter-end balances. The application of new accounting standards starting in fiscal 2011 relating to the consolidation of VIEs is included in the fiscal beginning balance.

The balance of 90+ days past-due direct financing leases decreased by ¥5,346 million to ¥17,441 million compared to fiscal 2011. As a result, the ratio of 90+ days past-due direct financing leases decreased by 0.80% from fiscal 2011 to 1.94%.

We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases provides a reasonable indication that our allowance for doubtful receivables was appropriate as of March 31, 2012 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•

all lease contracts are secured by the collateral of the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment.

The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases was 0.88% and 0.81% for fiscal 2011 and 2012, respectively.

Loans not individually evaluated for impairment

	As of March 31,
	2011	2012
	(Millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥10,037	¥8,604
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.38%	0.35%
Provision (reversal) as a percentage of average balance of installment loans(1)	0.12%	(0.20)%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥35,626	¥28,329
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.33%	1.14%

(1)

Average balances are calculated on the basis of fiscal beginning balance and fiscal quarter-end balances. The application of new accounting standards starting in fiscal 2011 relating to the consolidation of VIEs is included in the fiscal beginning balance.

The balance of 90+ days past-due loans not individually evaluated for impairment which are not individually significant and accordingly are evaluated for impairment as a homogeneous group decreased by 14% to ¥8,604 million in fiscal 2012.

The table below sets forth the outstanding balances of loans not individually evaluated for impairment by region and type of borrower.

	As of March 31,
	2011	2012
	(Millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loan	¥9,960	¥8,557
Overseas
Other	77	47

Total	¥10,037	¥8,604

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

The ratio of charge-offs as a percentage of the average balance of loans not individually evaluated for impairment was 0.14% and 0.09% for fiscal 2011 and 2012, respectively.

Loans individually evaluated for impairment

	As of March 31,
	2011	2012
	(Millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥312,031	¥293,774
Effect of the application of the new accounting standards(1)	52,335	58,029
Impaired loans requiring a allowance	243,749	218,938
Effect of the application of the new accounting standards(1)	50,155	34,494
Allowance for loans individually evaluated for impairment(2)	97,323	91,407
Effect of the application of the new accounting standards(1)	19,343	15,267

(1)

These are the ending balances attributable to VIEs which were newly consolidated at the beginning of fiscal 2011 due to the application of the new accounting standards for consolidation of VIEs under ASU 2009-16 and ASU 2009-17.

(2)

The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

New provision for probable loan losses was ¥23,288 million in fiscal 2011 and ¥21,596 million in fiscal 2012, and charge-off of impaired loans was ¥50,059 million in fiscal 2011 and ¥27,286 million in fiscal 2012. New provision for probable loan losses decreased by ¥1,692 million compared to fiscal 2011. Charge-off of impaired loans decreased by ¥22,773 million compared to fiscal 2011.

The table below sets forth the outstanding balances of impaired loans by region and type of borrower. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment.

	As of March 31,
	2011	2012
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan	¥8,306	¥8,979
Corporate borrowers in Japan
Real estate companies	91,934	72,038
Non-recourse loans	21,418	44,148
Commercial, industrial and other companies	87,394	77,277

Subtotal	200,746	193,463

Overseas
Non-recourse loans	51,611	38,809
Other	14,683	17,616

Subtotal	66,294	56,425

Purchased loans	36,685	34,907

Total	¥312,031	¥293,774

Provision for doubtful receivables and probable loan losses

We make provision for doubtful receivables and probable loan losses for direct financing leases and installment loans.

	As of March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥157,523	¥154,150	¥(3,373)	(2)
Direct financing leases	23,969	21,201	(2,768)	(12)
Loans not individually evaluated for impairment	33,299	35,626	2,327	7
Loans individually evaluated for impairment	100,255	97,323	(2,932)	(3)
Effect of the application of the new accounting standards(1)	32,181	—	—	—
Direct financing leases	158	—	—	—
Loans not individually evaluated for impairment	3,799	—	—	—
Loans individually evaluated for impairment	28,224	—	—	—
Beginning balance after the application of the new accounting standards	189,704	154,150	(35,554)	(19)
Direct financing leases	24,127	21,201	(2,926)	(12)
Loans not individually evaluated for impairment	37,098	35,626	(1,472)	(4)
Loans individually evaluated for impairment	128,479	97,323	(31,156)	(24)
Provision charged to income	31,103	19,215	(11,888)	(38)
Direct financing leases	4,322	2,568	(1,754)	(41)
Loans not individually evaluated for impairment	3,493	(4,949)	(8,442)	—
Loans individually evaluated for impairment	23,288	21,596	(1,692)	(7)
Charge-offs (net)	(61,654)	(36,259)	25,395	(41)
Direct financing leases	(7,505)	(6,783)	722	(10)
Loans not individually evaluated for impairment	(4,090)	(2,190)	1,900	(46)
Loans individually evaluated for impairment	(50,059)	(27,286)	22,773	(45)
Other(2)	(5,003)	(518)	4,485	(90)
Direct financing leases	257	(134)	(391)	—
Loans not individually evaluated for impairment	(875)	(158)	717	(82)
Loans individually evaluated for impairment	(4,385)	(226)	4,159	(95)
Ending balance	154,150	136,588	(17,562)	(11)
Direct financing leases	21,201	16,852	(4,349)	(21)
Loans not individually evaluated for impairment	35,626	28,329	(7,297)	(20)
Loans individually evaluated for impairment	97,323	91,407	(5,916)	(6)

(1)	This effect results from our application of the new accounting standards for consolidation of VIEs under ASU 2009-16 and 2009-17, effective April 2010.
(2)	Other includes foreign currency translation adjustments, amounts reclassified to discontinued operations and decrease in allowance related to sales of subsidiaries.

Investment Securities

	As of and for the year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment securities(1):
Interest on investment securities	¥17,690	¥15,169	¥(2,521)	(14)
Japan	11,067	9,576	(1,491)	(13)
Overseas	6,623	5,593	(1,030)	(16)
New securities added	791,054	699,709	(91,345)	(12)
Japan	757,816	626,183	(131,633)	(17)
Overseas	33,238	73,526	40,288	121
Investment in securities	1,175,381	1,147,390	(27,991)	(2)
Japan	992,871	974,536	(18,335)	(2)
Overseas	182,510	172,854	(9,656)	(5)

(1)

The balance of investment in securities related to our life insurance operations are included in investment in securities in the consolidated balance sheet; however, income and losses on these investment in securities are recorded in life insurance premiums and related investment income in the consolidated statements of income.

Interest on investment securities other than those held in connection with our life insurance operations in Japan decreased 13% to ¥9,576 million in fiscal 2012 compared to fiscal 2011 primarily due to a lower average balance of bonds such as specified bonds issued by SPEs in Japan because of stringent selection of new transactions and enhanced collection efforts. Overseas interest on investment securities also decreased 16% to ¥5,593 million in fiscal 2012 compared to fiscal 2011 primarily due to decreased balances of CMBS and RMBS in the U.S. and the foreign exchange effects of an appreciated yen. The average interest rate earned on investment securities in Japan, calculated on a monthly basis, was 1.88% in fiscal 2012 compared to 2.20% in fiscal 2011. The average interest rate earned on overseas investment securities, calculated on a monthly basis, declined to 6.32% in fiscal 2012 compared to 6.54% in fiscal 2011.

New securities added decreased 12% to ¥699,709 million in fiscal 2012, compared to fiscal 2011. New securities added in Japan decreased 17% in fiscal 2012 compared to fiscal 2011 primarily due to a decrease of investment in government and municipal bonds. On the other hand, new securities added overseas increased 121% in fiscal 2012 compared to fiscal 2011, primarily due to an increased new execution of investments in a life insurance company in South Korea and municipal bonds in the U.S.

The balance of our investment in securities as of March 31, 2012 decreased 2% to ¥1,147,390 million compared to fiscal 2011. The balance of our investment in securities in Japan decreased 2% due to rebalancing of our investment portfolios and decreasing balances of specified bonds issued by SPEs in Japan. The balance of our investment in securities overseas also decreased 5% in fiscal 2012 mainly due to selling municipal bonds in the U.S.

	As of March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥71,991	¥12,817	¥(59,174)	(82)
Available-for-sale securities	883,410	886,487	3,077	0
Held-to-maturity securities	43,695	43,830	135	0
Other securities	176,285	204,256	27,971	16

Total	¥1,175,381	¥1,147,390	¥(27,991)	(2)

Investments in trading securities decreased to ¥12,817 million in fiscal 2012 primarily due to selling municipal bonds in the U.S. Investments in available-for-sale securities remained flat in fiscal 2012 primarily due to decreased balances of debt securities such as specified bonds issued by SPEs in Japan and increased balances of government and municipal bonds. As of March 31, 2012, CMBS and RMBS in available-for-sale securities in the U.S. were ¥31,024 million as compared to ¥37,772 million as of March 31, 2011. Our life insurance business invests in Japanese government bonds as held-to-maturity securities. Other securities increased 16% in fiscal 2012 mainly due to an increased new execution of investments in a life insurance company in South Korea.

For further information on investment in securities, see Note 9 of “Item 18. Financial Statements.”

	Year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Brokerage commissions and net gains on investment securities:
Brokerage commissions	¥119	¥24	¥(95)	(80)
Net gains on investment securities(1)	16,656	22,468	5,812	35
Dividends income	4,344	4,419	75	2

Total	¥21,119	¥26,911	¥5,792	27

(1)	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in the consolidated statements of income.

Brokerage commissions and net gains on investment securities increased 27% to ¥26,911 million in fiscal 2012, compared to fiscal 2011. Our brokerage commissions decreased 80% primarily due to a decrease in revenues from the securities operations. Net gains on investment securities increased 35% to ¥22,468 million in fiscal 2012, compared to fiscal 2011, primarily due to an increase of net gains on domestic available-for-sale securities resulting from recovery of the financial and capital markets in Japan. Dividend income increased 2% to ¥4,419 million in fiscal 2012 compared to fiscal 2011.

As of March 31, 2012, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥35,446 million, compared to ¥31,230 million as of March 31, 2011. As of March 31, 2012, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥10,912 million, compared to ¥11,605 million as of March 31, 2011.

Life insurance

We reflect all income and losses (other than provision for doubtful receivables and probable loan losses) that we recognize on securities, installment loans, real estate under operating leases and other investments held in connection with life insurance operations as life insurance premiums and related investment income in our consolidated statements of income.

	Year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥107,860	¥116,836	¥8,976	8
Life insurance-related investment income	10,455	11,471	1,016	10

Total	¥118,315	¥128,307	¥9,992	8

Life insurance costs	¥91,426	¥95,353	¥3,927	4

	Year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net income on investment securities	¥6,347	¥5,786	¥(561)	(9)
Interest on loans, income on real estate under operating leases, and others	4,108	5,685	1,577	38

Total	¥10,455	¥11,471	¥1,016	10

Life insurance premiums and related investment income increased 8% to ¥ 128,307 million in fiscal 2012 compared to fiscal 2011.

Life insurance premiums increased 8% to ¥116,836 million in fiscal 2012 compared to fiscal 2011 due to an increase in contracts for new products.

Net income on investment securities decreased primarily due to losses on sales of investment securities, while income on real estate under operating leases increased due to gains on sales of real estate. As a result, life insurance-related investment income increased 10% to ¥11,471 million in fiscal 2012 compared to fiscal 2011.

Life insurance costs increased 4% to ¥95,353 million in fiscal 2012 compared to fiscal 2011.

The margin ratio, which is calculated by dividing the difference between life insurance premiums and life insurance costs by life insurance premiums, expanded to 18% in fiscal 2012 compared to 15% in fiscal 2011.

	As of March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investments by ORIX Life Insurance:
Available-for-sale debt securities	¥259,049	¥326,107	¥67,058	26
Available-for-sale equity securities	4,021	10,395	6,374	159
Held-to-maturity securities	43,695	43,658	(37)	(0)
Other securities	1,219	6	(1,213)	(100)

Total investment in securities	307,984	380,166	72,182	23

Installment loans, real estate under operating leases and other investments	138,295	110,499	(27,796)	(20)

Total	¥446,279	¥490,665	¥44,386	10

Investment in securities increased 23% to ¥380,166 million in fiscal 2012 as a result of increased available-for-sale debt securities and available-for-sale equity securities.

Installment loans, real estate under operating leases and other investments decreased 20% to ¥110,499 million in fiscal 2012 as a result of increased collection of principal of installment loans.

Real estate sales

	Year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Real estate sales:
Real estate sales	¥54,741	¥61,029	¥6,288	11

Costs of real estate sales	58,930	59,534	604	1

Margins	¥(4,189)	¥1,495	¥5,684	—

Real estate sales were up 11% year on year to ¥61,029 million and the number of condominiums sold to buyers in Japan increased from 1,087 units in fiscal 2011 to 1,395 units in fiscal 2012.

Costs of real estate sales increased 1% to ¥59,534 million compared to fiscal 2011 with fewer write-downs recorded on some projects under development in fiscal 2012. We recorded ¥9,844 million and ¥4,039 million of write-downs for fiscal 2011 and 2012, respectively. Costs of real estate sales include the upfront costs associated with advertising and creating model rooms.

Margins recorded a gain of ¥1,495 million in fiscal 2012 improving from a loss of ¥4,189 million in fiscal 2011 due to the increase in the number of condominiums delivered and the decrease write-downs described above.

Gains on sales of real estate under operating leases

	Year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases	¥5,103	¥2,215	¥(2,888)	(57)

Gains on sales of real estate under operating leases decreased 57% year on year to ¥2,215 million in fiscal 2012, mainly due to a decrease in profit related to the sale of real estate in Japan.

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

Other operations

	As of and for the year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Other operations:
Other operating revenues	¥245,544	¥258,178	¥12,634	5
Japan	185,361	196,322	10,961	6
Overseas	60,183	61,856	1,673	3
Other operating expenses	142,241	150,071	7,830	6
New assets added	40,763	37,876	(2,887)	(7)
Japan	40,763	36,548	(4,215)	(10)
Overseas	—	1,328	1,328	—
Other operating assets	235,430	224,092	(11,338)	(5)
Japan	220,742	207,276	(13,466)	(6)
Overseas	14,688	16,816	2,128	14

Other operating revenues were up 5% year on year to ¥258,178 million. In Japan, revenues were up 6% to ¥196,322 million compared to ¥185,361 million in fiscal 2011, mainly due to an increase in earnings of hotels and nursing facilities and an increase of commissions on life insurance agencies. Overseas, revenues were up 3% to ¥61,856 million compared to ¥60,183 million in fiscal 2011, due to revenues from car-related business, despite the decrease in revenues from advisory services in the United States.

Other operating expenses were up 6% year on year to ¥150,071 million resulting from the recognition of expenses from hotels and nursing facilities, corresponded to the increase in other operating revenues.

New assets added for other operating transactions were down 7% to ¥37,876 million in fiscal 2012 due to a decrease in the number of condominiums completed. New assets added for other operating transactions include other operating assets and real estate for sale, such as residential condominiums.

Other operating assets decreased 5% to ¥224,092 million in fiscal 2012.

Expenses

Interest expense

Interest expense decreased 10% to ¥110,868 million compared to fiscal 2011. Our total outstanding short-term debt, long-term debt and deposits decreased 4% to ¥5,828,967 million compared to fiscal 2011.

The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, decreased to 1.2% in fiscal 2012, compared to 1.3% in fiscal 2011. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, increased to 4.5% in fiscal 2012, compared to 4.4% in fiscal 2011 due to a higher proportion of debts in high-interest currencies in overseas subsidiaries located in Asia. For more information regarding interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”

Selling, general and administrative expenses

	Year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥128,666	¥125,369	¥(3,297)	(3)
Selling expenses	17,116	16,344	(772)	(5)
Administrative expenses	50,405	46,932	(3,473)	(7)
Depreciation of office facilities	2,857	3,228	371	13

Total	¥199,044	¥191,873	¥(7,171)	(4)

Employee salaries and other personnel expenses account for 65% of selling, general and administrative expenses in fiscal 2012, and the remaining portion consists of selling and other general and administrative expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2012 decreased 4% year on year.

Write-downs of long-lived assets

As a result of the impairment reviews we performed during fiscal 2012 for long-lived assets in Japan and overseas, such as golf courses, office buildings, commercial facilities, condominiums, and land undeveloped or under construction in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), we recorded write-downs totaling ¥20,246 million in fiscal 2012, these write-downs remained flat year on year. These write-downs are reflected as write-downs of long-lived assets and income from discontinued operations, net. ¥15,167 million is reflected as write-downs of long-lived assets in our consolidated statement of income. These write-downs consist of impairment losses of ¥1,660 million on 20 office buildings,

¥385 million on seven commercial facilities other than office buildings, ¥1,377 million on 30 condominiums and ¥9,203 million on eight lands undeveloped or under construction, ¥7,621 million on 27 other assets, because the assets were classified as held for sale or the carrying amounts exceeded the estimated undiscounted future cash flows.

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

Write-downs of securities

Write-downs of securities for fiscal 2012 were mainly in connection with non-marketable equity securities, preferred capital shares carried at cost and specified bonds issued by SPEs in Japan. In fiscal 2012, write-downs of securities decreased 24% from ¥21,747 million in fiscal 2011 to ¥16,470 million in fiscal 2012. For information regarding the impairment of investment in securities, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates” and Note 9 of “Item 18. Financial Statements.”

Foreign currency transaction loss (gain), net

We recognized a foreign currency transaction net gain in the amount of ¥195 million in fiscal 2012. In contrast, we recognized a foreign currency transaction net loss in the amount of ¥186 million in fiscal 2011. For information on the impact of foreign currency fluctuations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Equity in net income of affiliates

Equity in net income of affiliates decreased in fiscal 2012 to ¥1,972 million compared to ¥16,806 million in fiscal 2011. In fiscal 2011, the recorded gain was due to contributions from equity-method affiliates in the Asian region. In fiscal 2012, a write-down was recorded for the investment in the equity-method affiliate Monex Group, Inc. Net loss from joint ventures in Japan was ¥1,295 million, down from net income of ¥483 million. The number of residential condominiums delivered through certain joint ventures in Japan increased to 785 units in fiscal 2012 from 529 units in fiscal 2011. However, a write-down was recorded for some projects under development in fiscal 2012.

For discussion of investment in affiliates, see Note 12 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and affiliates and liquidation losses, net

Gains on sales of subsidiaries and affiliates and liquidation losses, net increased to ¥3,317 million in fiscal 2012 as compared to ¥1,199 million in fiscal 2011. The difference is chiefly due to the gain on the sales of a certain equity-method affiliate that owns real estate such as rental condominiums in fiscal 2012.

Provision for income taxes

Provision for income taxes in fiscal 2012 was ¥44,631 million, compared to ¥26,143 million in fiscal 2011. The increase of ¥18,488 million was primarily due to higher income before income taxes and discontinued operations.

For discussion of income taxes, see Note 16 in “Item 18. Financial Statements.”

Discontinued operations

We apply ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes operating results of any component of an entity with its own identifiable operations and cash flow and in which operations we will not have significant continuing involvement. Income from discontinued operations, net refers to net income from the sale or disposal by sale of subsidiaries, business units and real estate under operating leases in which we no longer have significant continuing involvement. Discontinued operations, net of applicable tax effect, decreased 51% compared to fiscal 2011 to ¥2,689 million in fiscal 2012 primarily due to lower gains on sales of real estate under operating leases in Japan.

For discussion of discontinued operations, see Note 26 of “Item 18. Financial Statements.”

Net income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. In fiscal 2012, net loss attributable to the noncontrolling interests was ¥332 million mainly due to a loss on sales of subsidiaries.

Net income attributable to the redeemable noncontrolling interests

Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. In fiscal 2012, net income attributable to the redeemable noncontrolling interests decreased 8% year on year to ¥2,724 million.

Segment Information

Our business is organized into six segments to facilitate strategy formulation, resource allocation and portfolio rebalancing at the segment level. Our six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail and Overseas Business.

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

	Year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues(1):
Corporate Financial Services	¥79,305	¥72,449	¥(6,856)	(9)
Maintenance Leasing	225,830	231,951	6,121	3
Real Estate	217,590	222,631	5,041	2
Investment and Operation	89,595	73,293	(16,302)	(18)
Retail	148,768	160,071	11,303	8
Overseas Business	176,875	187,240	10,365	6

Segment Total	937,963	947,635	9,672	1

Difference between Segment Total and Consolidated Amounts	8,915	25,249	16,334	183

Consolidated Amounts	¥946,878	¥972,884	¥26,006	3

(1)	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits(1):
Corporate Financial Services	¥10,035	¥21,532	¥11,497	115
Maintenance Leasing	26,203	34,710	8,507	32
Real Estate	54	1,349	1,295	—
Investment and Operation	13,212	15,983	2,771	21
Retail	23,777	21,825	(1,952)	(8)
Overseas Business	45,639	49,768	4,129	9

Segment Total	118,920	145,167	26,247	22

Difference between Segment Total and Consolidated Amounts	(25,619)	(14,683)	10,936	—

Consolidated Amounts	¥93,301	¥130,484	¥37,183	40

(1)

We evaluate the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥968,327	¥898,776	¥(69,551)	(7)
Maintenance Leasing	502,738	537,782	35,044	7
Real Estate	1,539,814	1,369,220	(170,594)	(11)
Investment and Operation	506,011	471,145	(34,866)	(7)
Retail	1,653,704	1,738,454	84,750	5
Overseas Business	972,224	986,762	14,538	1

Segment Total	6,142,818	6,002,139	(140,679)	(2)

Difference between Segment Total and Consolidated Amounts	2,438,764	2,352,735	(86,029)	(4)

Consolidated Amounts	¥8,581,582	¥8,354,874	¥(226,708)	(3)

Corporate Financial Services Segment

This segment is involved in lending, leasing and commission business for the sale of financial products.

Segment revenue decreased 9% to ¥72,449 million for fiscal 2012 compared to ¥79,305 million during fiscal 2011. This is due to a decrease in installment loan revenues in line with a decrease in the average balance of installment loans as a result of selective new loan origination continuing from the previous fiscal year despite robust direct financing lease revenues and the acquisition of Kyuko-Lease Inc.

Similarly, segment expenses decreased compared to the previous fiscal year, resulting from decreases in provision for doubtful receivables and probable loan losses and interest expense.

As a result of the foregoing, segment profit for fiscal 2012 increased 115% to ¥21,532 million compared to ¥10,035 million in fiscal 2011.

Segment assets decreased 7% compared to March 31, 2011 to ¥898,776 million as of March 31, 2012 due to declines in installment loans despite an increase in investment in direct financing leases.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

Capital expenditures by domestic corporations are gradually recovering from a post-the Great East Japan Earthquake decline. Although the business environment is not optimistic, Maintenance Leasing segment revenue has remained stable due to ORIX’s ability to provide customers with high value-added services that meet corporate customers’ cost reduction needs.

Segment revenue continued to remain robust, increasing 3% to ¥231,951 million in fiscal 2012 compared to ¥225,830 million during fiscal 2011 due to solid revenues from operating leases including the sales of used automobiles. On the other hand, segment expenses have remained flat year on year due to a reduction in selling, general and administrative expenses offsetting an increase in costs of operating leases.

As a result of the foregoing, segment profit increased 32% to ¥34,710 million during fiscal 2012 compared to ¥26,203 million during fiscal 2011.

Segment assets increased 7% compared to March 31, 2011 to ¥537,782 million as of March 31, 2012 due to increased investment in operating leases and direct financing leases.

Real Estate Segment

This segment consists of real estate development, rental and financing; facility operation; REIT asset management; and real estate investment and advisory services.

The office building market is still in an adjustment phase. However, investors such as J-REITs and overseas investors are starting to consider the acquisition of new properties. Under this environment, the real estate investment business is pursuing a policy of turning over assets while carefully monitoring the market and making appropriate asset sales.

A post-Great East Japan Earthquake drop in sales was feared in the residential condominium market, but contract completion rates continue to remain above the key 70% benchmark in the Tokyo and Osaka metropolitan areas. Under these conditions, the number of condominiums delivered increased to 2,180 units from 1,616 units during the previous fiscal year.

The real estate operating business, which consists of various businesses such as Japanese inns, golf courses and training facilities, had stable revenues despite a small portion of facilities having experienced decreased revenues due to the Great East Japan Earthquake.

Segment revenue increased 2% to ¥222,631 million during fiscal 2012 compared to ¥217,590 million during the previous fiscal year due to an increase in real estate sales from an increase in the delivery of condominium units, increased operating business revenue and increased operating lease revenue from enhanced leasing activities, despite a decrease in gains on sales of real estate under operating leases.

Segment expenses increased during fiscal 2012 compared to the previous fiscal year due to increased costs of real estate sales and increased operating business expenses offsetting decreases in interest expense and write-downs of real estate-related securities.

As a result of the foregoing, segment profit during fiscal 2012 was ¥1,349 million compared to ¥54 million during the previous fiscal year.

Segment assets decreased 11% compared to March 31, 2011 to ¥1,369,220 million as of March 31, 2012 due to reductions of investment in securities (including specified bonds), installment loans and real estate under operating leases.

Investment and Operation Segment

This segment consists of loan servicing (asset recovery), principal investment, venture capital and the environment and energy-related businesses.

The domestic IPO market is gradually recovering, and there continue to be steady corporate realignment activities such as mergers, acquisitions and de-listings.

Segment revenue decreased 18% to ¥73,293 million during fiscal 2012 compared to ¥89,595 million during the previous fiscal year due to decreased revenue in line with the sales of consolidated subsidiaries during the previous fiscal year offsetting gains on investment securities from the sale of Aozora Bank shares and robust collection and fee revenues in the servicing business.

Similarly, segment expenses decreased during fiscal 2012 compared to the previous fiscal year due to the effects of the sales of consolidated subsidiaries during the previous fiscal year in addition to decreases in write-downs of securities.

Segment profit increased 21% to ¥15,983 million during fiscal 2012 compared to ¥13,212 million during the previous fiscal year due to an increase in profits from equity-method affiliates, despite a decrease in gains on sales of subsidiaries.

Segment assets decreased 7% compared to March 31, 2011 to ¥471,145 million resulting from a decrease in installment loans.

Retail Segment

This segment consists of the life insurance operations, the banking business and the card loan business.

Life insurance premiums grew steadily in the life insurance business due to an increase in the number of policies in force.

Both individual home loans and corporate lending steadily increased in the banking business, and both revenue and profit increased.

As a result of the foregoing, segment revenue increased 8% to ¥160,071 million during fiscal 2012 compared to ¥148,768 million during the previous fiscal year. However, the recognition of a write-down on the investment in the equity-method affiliate Monex Group, Inc. in addition to an increase in segment expenses, including insurance-related expenses and selling, general and administrative expenses resulted in segment profit decreasing 8% to ¥21,825 million during fiscal 2012 compared to ¥23,777 million during the previous fiscal year.

Segment assets increased 5% compared to March 31, 2011 to ¥1,738,454 million as of March 31, 2012 due to increases in installment loans and investment in securities which more than offset a decrease in investment in affiliates.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

In the United States, business sentiment is improving and consumer spending continues to remain strong as employment continues to improve. Meanwhile, stable growth continues in the Asian region, although there is the possibility of a short-term adjustment phase in response to concerns regarding inflation and the effects of economic weakness in Europe.

Segment revenue increased 6% to ¥187,240 million during fiscal 2012 compared to ¥176,875 million during the previous fiscal year due to direct financing leases in Asia, automobile and aircraft operating leases, in addition to continued strong gains on sales of investment securities in the United States.

Segment expenses remained flat year-on-year due to a decrease in selling, general and administrative expenses offsetting an increase in interest expense.

As a result of the foregoing, segment profit increased 9% to ¥49,768 million during fiscal 2012 compared to ¥45,639 million during the previous fiscal year.

Segment assets remained flat compared to March 31, 2011 at ¥986,762 million as of March 31, 2012 due to sales of municipal bonds in the United States offsetting increases from investments in a water company in China and a life insurance company in South Korea, in addition to the consolidation of an automobile-related service company in India.

ORIX has almost no exposure to assets or investments in Europe that are cause for credit risk concern and there is no direct impact on either segment profit or segment assets stemming from the European financial problems.

YEAR ENDED MARCH 31, 2011 COMPARED TO YEAR ENDED MARCH 31, 2010

Performance Summary

Financial Results

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except ratios, per share data and percentages)
Total revenues	¥890,552	¥946,878	¥56,326	6
Total expenses	860,378	871,582	11,204	1
Income before income taxes and discontinued operations	56,057	93,301	37,244	66
Net income attributable to ORIX Corporation	37,757	67,275	29,518	78
Earnings per share (Basic)	370.52	625.88	255.36	69
(Diluted)	315.91	527.75	211.84	67
ROE	3.1	5.1	2.0	—
ROA	0.47	0.82	0.35	—

Total revenues in fiscal 2011 increased 6% to ¥946,878 million compared to ¥890,552 million in fiscal 2010. Due to the application of new accounting standards starting in fiscal 2011 relating to the consolidation of variable interest entities (VIEs) (see Note 11 of “Item 18. Financial Statements”), VIEs that have become subject to consolidation have increased, and, as a result, interest on loans and investment securities increased compared to fiscal 2010. Meanwhile, real estate sales increased compared to fiscal 2010 due to an increase in units delivered in the condominium business.

Expenses for fiscal 2011 were flat year on year at ¥871,582 million. Interest expense increased compared to fiscal 2010 in line with the application of the above-mentioned new accounting standards related to VIEs. In addition, costs of real estate sales increased compared to fiscal 2010 due to the above-mentioned increase in the number of condominiums delivered, and write-downs of long-lived assets also increased mainly in the real estate segment. However, provision for doubtful receivables and probable loan losses significantly decreased 57% to ¥31,103 million in fiscal 2011 compared to ¥71,525 million fiscal 2010 due to a large decrease in occurrences of nonperforming loans. Also, selling, general and administrative expenses decreased as a result of the deconsolidation of ORIX Credit Corporation and ORIX Securities Corporation.

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

As a result of the foregoing, income before income taxes and discontinued operations for fiscal 2011 increased 66% to ¥93,301 million compared to ¥56,057 million during fiscal 2010, and net income attributable to ORIX Corporation increased 78% to ¥67,275 million compared to ¥37,757 million during fiscal 2010.

Balance Sheet data

	As of March 31,		Change
	2010	2011	Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total assets	¥7,739,800	¥8,581,582	¥841,782		11
(Segment assets)	6,284,275	6,142,818	(141,457)		(2)
Total liabilities	6,395,244	7,206,652	811,408		13
(Long- and short-term debt)	4,409,835	5,009,901	600,066		14
(Deposits)	853,269	1,065,175	211,906		25
ORIX Corporation Shareholders’ equity	1,298,684	1,319,341	20,657		2
ORIX Corporation Shareholders’ equity per share	12,082.56	12,273.11	190.55		2
ORIX Corporation Shareholders’ equity ratio	16.8%	15.4%	(1.4)%		—
Adjusted ORIX Corporation Shareholders’ equity ratio(1)	17.2%	17.7%	0.5%		—
D/E ratio (Debt-to-equity ratio) (Long- and short-term debt (excluding deposits) / ORIX Corporation Shareholders’ equity)	3.4x	3.8x	0.4	x	—
Adjusted D/E ratio(1)	3.2x	3.0x	(0.2	)x	—

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

Revenues, New Business Volumes and Investments

Direct financing leases

	As of and for the year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥49,893	¥51,211	¥1,318	3
Japan	34,762	36,677	1,915	6
Overseas	15,131	14,534	(597)	(4)
New equipment acquisitions	232,629	351,116	118,487	51
Japan	157,012	232,264	75,252	48
Overseas	75,617	118,852	43,235	57
Investment in direct financing leases	756,481	830,853	74,372	10
Japan	578,263	642,827	64,564	11
Overseas	178,218	188,026	9,808	6

The balance of direct financing leases increased primarily due to the purchase of leasing receivables from Sun Telephone Co., Ltd., the acquisition of Tsukuba Lease Co., Ltd, and an increased large volume of small-sized leasing transactions in Japan. The amount of new equipment acquisitions overseas with a focus on the Asia area in fiscal 2011 increased compared to fiscal 2010.

As a result, revenues from direct financing leases in fiscal 2011 increased 3% compared to fiscal 2010 to ¥51,211 million. In Japan, revenues from direct financing leases increased 6% compared to fiscal 2010 to ¥36,677 million. Overseas, revenues from direct financing lease decreased 4% compared to fiscal 2010 to ¥14,534 million due to a decrease in the average balance of direct financing leases as a result of restrictions on new transactions implemented during fiscal 2010.

The average return we earned on direct financing leases in Japan, calculated on the basis of quarterly balances, was up at 5.45% in fiscal 2011 compared to 5.25% in fiscal 2010. The average return on overseas direct financing leases, calculated on the basis of quarterly balances, increased to 8.21% in fiscal 2011 from 7.93% in fiscal 2010 mainly due to higher average rates in Asia.

New equipment acquisitions related to direct financing leases increased 51% to ¥351,116 million compared to fiscal 2010 primarily due to the purchase of leasing receivables described above. New equipment acquisitions for operations in Japan increased 48% in fiscal 2011 and new equipment acquisition for overseas operations increased 57% in fiscal 2011 as compared to fiscal 2010.

Investment in direct financing leases as of March 31, 2011 increased 10% to ¥830,853 million compared to March 31, 2010 due to the application of new accounting standards in fiscal 2011 relating to the consolidation of VIEs (see Note 11 of “Item 18. Financial Statements”) and an increase in new equipment acquisitions as described above.

As of March 31, 2011, no single lessee represented more than 1% of our total portfolio of direct financing leases. As of March 31, 2011, 77% of our direct financing leases were to lessees in Japan, while 23% were to overseas lessees. Approximately 5% of our direct financing leases were to lessees in each of Malaysia and Indonesia. No other overseas country represented more than 5% of our total portfolio of direct financing leases.

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases by category:
Information-related and office equipment	¥74,113	¥79,006	¥4,893	7
Industrial equipment	102,137	117,915	15,778	15
Commercial services equipment	54,481	57,286	2,805	5
Transportation equipment	311,381	302,080	(9,301)	(3)
Other equipment	214,369	274,566	60,197	28

Total	¥756,481	¥830,853	¥74,372	10

Operating leases

	As of and for the year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥272,390	¥280,913	¥8,523	3
Japan	216,499	223,991	7,492	3
Overseas	55,891	56,922	1,031	2
Costs of operating leases	189,574	186,740	(2,834)	(1)
New equipment acquisitions	189,915	297,954	108,039	57
Japan	161,391	210,803	49,412	31
Overseas	28,524	87,151	58,627	206
Investment in operating leases	1,213,223	1,270,295	57,072	5
Japan	1,083,284	1,096,689	13,405	1
Overseas	129,939	173,606	43,667	34

Revenues from operating leases increased 3% to ¥280,913 million compared to fiscal 2010. In Japan, operating lease revenues increased due to solid revenues in automobile operations from used automobile sales, as well as an increase in revenues from real estate leasing. Overseas, operating lease revenues increased mainly because of an increase in the balance of investments in aircraft leasing. In fiscal 2010 and 2011, gains from the disposition of operating lease assets other than real estate, which were included in operating lease revenues, were ¥7,552 million and ¥9,968 million, respectively.

Costs of operating leases decreased 1% to ¥186,740 million compared to fiscal 2010 due to the effect of appreciated yen overseas as well as a decrease in depreciation expenses resulting from a year on year decrease in the average monthly balance of investment in operating leases.

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
	(Millions of yen, except percentage data)
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

Installment loans

	As of and for the year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Interest on installment loans(1)	¥114,729	¥152,242	¥37,513	33
Japan	96,119	80,759	(15,360)	(16)
Overseas	18,610	71,483	52,873	284
New loans added	598,046	721,189	123,143	21
Japan	552,312	601,981	49,669	9
Overseas	45,734	119,208	73,474	161
Installment loans	2,464,251	2,983,164	518,913	21
Japan	2,207,943	2,105,791	(102,152)	(5)
Overseas	256,308	877,373	621,065	242

(1)

The balances of installment loans related to our life insurance operations are included in installment loans in the consolidated balance sheet; however, income and losses on these loans are recorded in life insurance premiums and related investment income in the consolidated statements of income.

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

Interest on installment loans increased 33% compared with fiscal 2010 to ¥152,242 million in fiscal 2011. In Japan, interest on installment loans decreased 16% compared to fiscal 2010 for the reasons discussed above, and overseas, interest on installment loans increased 284% in fiscal 2011, primarily due to consolidation of VIEs in the United States.

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
	(Millions of yen, except percentage data)
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
	(Millions of yen, except percentage data)
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
	(Millions of yen, except percentage data)
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

The balance of 90+ days past-due loans not individually evaluated for impairment which are not individually significant and accordingly are evaluated for impairment as a homogeneous group decreased by 19% to ¥10,037 million in fiscal 2011, but the allowance for probable loan losses increased by 7% to ¥35,626 million due to an increase of ¥3,799 million as a result of the application of new accounting standards starting in fiscal 2011 relating to the consolidation of VIEs (see Note 11 of “Item 18. Financial Statements”).

The table below sets forth the outstanding balances of loans not individually evaluated for impairment by region and type of borrower.

	As of March 31,
	2010	2011
	(Millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loan	¥12,025	¥9,960
Other	279	—
Overseas
Other	17	77

Total	¥12,321	¥10,037

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

The ratio of charge-offs as a percentage of the average balance of loans not individually evaluated for impairment was 0.26% and 0.14% for fiscal 2010 and 2011, respectively.

Loans individually evaluated for impairment

	As of March 31,
	2010	2011
	(Millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥348,143	¥312,031
Effect of the application of the new accounting standards(1)	—	52,335
Impaired loans requiring a allowance	268,145	243,749
Effect of the application of the new accounting standards(1)	—	50,155
Allowance for loans individually evaluated for impairment(2)	100,255	97,323
Effect of the application of the new accounting standards(1)	—	19,343

(1)

These are the ending balances attributable to VIEs which were newly consolidated at the beginning of fiscal 2011 due to the application of the new accounting standards for consolidation of VIEs under ASU 2009-16 and ASU 2009-17.

(2)

The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

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

	As of March 31,
	2010	2011
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan	¥8,996	¥8,306
Corporate borrowers in Japan
Real estate companies	152,455	91,934
Commercial, industrial and other companies	141,406	108,812

Subtotal	293,861	200,746

Overseas corporate, industrial and other borrowers	21,265	66,294
Purchased loans	24,021	36,685

Total	¥348,143	¥312,031

Provision for doubtful receivables and probable loan losses

We make provision for doubtful receivables and probable loan losses for direct financing leases and installment loans.

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥158,544	¥157,523	¥(1,021)	(1)
Direct financing leases	27,540	23,969	(3,571)	(13)
Loans not individually evaluated for impairment	41,768	33,299	(8,469)	(20)
Loans individually evaluated for impairment	89,236	100,255	11,019	12
Effect of the application of the new accounting standards(1)	—	32,181	32,181	—
Direct financing leases	—	158	158	—
Loans not individually evaluated for impairment	—	3,799	3,799	—
Loans individually evaluated for impairment	—	28,224	28,224	—
Beginning balance after the application of the new accounting standards	158,544	189,704	31,160	20
Direct financing leases	27,540	24,127	(3,413)	(12)
Loans not individually evaluated for impairment	41,768	37,098	(4,670)	(11)
Loans individually evaluated for impairment	89,236	128,479	39,243	44
Provision charged to income	71,525	31,103	(40,422)	(57)
Direct financing leases	4,807	4,322	(485)	(10)
Loans not individually evaluated for impairment	9,103	3,493	(5,610)	(62)
Loans individually evaluated for impairment	57,615	23,288	(34,327)	(60)
Charge-offs (net)	(57,797)	(61,654)	(3,857)	7
Direct financing leases	(8,744)	(7,505)	1,239	(14)
Loans not individually evaluated for impairment	(6,348)	(4,090)	2,258	(36)
Loans individually evaluated for impairment	(42,705)	(50,059)	(7,354)	17
Other(2)	(14,749)	(5,003)	9,746	(66)
Direct financing leases	366	257	(109)	(30)
Loans not individually evaluated for impairment	(11,224)	(875)	10,349	(92)
Loans individually evaluated for impairment	(3,891)	(4,385)	(494)	13
Ending balance	157,523	154,150	(3,373)	(2)
Direct financing leases	23,969	21,201	(2,768)	(12)
Loans not individually evaluated for impairment	33,299	35,626	2,327	7
Loans individually evaluated for impairment	100,255	97,323	(2,932)	(3)

(1)	This effect results from our application of the new accounting standards for consolidation of VIEs under ASU 2009-16 and 2009-17, effective April 2010.
(2)	Other includes foreign currency translation adjustments, amounts reclassified to discontinued operations and decrease in allowance related to sales of subsidiaries.

Due to the adoption of new accounting standards starting in fiscal 2011 relating to the consolidation of VIEs (see Note 11 of “Item 18. Financial Statements”), VIEs that have become subject to consolidation have increased, and as a result, provision for doubtful receivables and probable loan losses increased, mainly overseas. However, in Japan, as a result of stricter collateral requirements, provision for doubtful receivables and probable loan losses from corporate financial services decreased 57% in fiscal 2011 as compared to fiscal 2010. The breakdown is: direct financing leases, a 10% decrease; loans not individually evaluated for impairment, a 62% decrease; and loans individually evaluated for impairment, a 60% decrease due to a large decrease in the occurrences of nonperforming loans.

Investment Securities

	As of and for the year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment securities(1):
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

Interest on investment securities other than those held in connection with our life insurance operations in Japan decreased 17% to ¥11,067 million in fiscal 2011 compared to fiscal 2010 primarily due to a lower average balance of bonds such as specified bonds issued by SPEs in Japan because of stringent selection of new transactions and enhanced collection efforts. Overseas interest on investment securities also decreased 7% to ¥6,623 million in fiscal 2011 primarily due to the foreign exchange effects of an appreciated yen. The average interest rate earned on investment securities in Japan, calculated on a monthly basis, was 2.20% in fiscal 2011 compared to 2.59% in fiscal 2010. The average interest rate earned on overseas investment securities, calculated on a monthly basis, declined to 6.54% in fiscal 2011 compared to 7.05% in fiscal 2010.

New securities added increased 52% to ¥791,054 million in fiscal 2011 compared to fiscal 2010 primarily due to the recovery trend in financial and capital markets and rebalancing of our investment portfolios. New securities added in Japan increased 68% in fiscal 2011, compared to fiscal 2010. On the other hand, new securities added overseas decreased 52% in fiscal 2011 compared to fiscal 2010, primarily due to cautious monitoring of investments despite gradual improvement in the U.S. financial and capital markets.

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

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥49,596	¥71,991	¥22,395	45
Available-for-sale securities	845,234	883,410	38,176	5
Held-to-maturity securities	43,732	43,695	(37)	(0)
Other securities	165,596	176,285	10,689	6

Total	¥1,104,158	1,175,381	¥71,223	6

Investments in trading securities increased to ¥71,991 million in fiscal 2011 primarily due to increasing balances of municipal bonds and increasing fair value of investment in securities in line with recovery of the U.S. financial and capital markets. Investments in available-for-sale securities increased 5% in fiscal 2011 primarily due to decreased balances of debt securities containing comparatively high risk such as specified bonds issued by SPEs in Japan and increased balances of government and municipal bonds, which have relatively lower risk. As of March 31, 2011, CMBS and RMBS in available-for-sale securities in the United States were ¥37,772 million as compared to ¥63,960 million as of March 31, 2010. Our life insurance business invests in Japanese government bonds as held-to-maturity securities. Other securities increased 6% in fiscal 2011 mainly due to an increase of new execution of fund investment in accordance with recovery of the financial and capital markets in Japan and overseas.

For further information on investment in securities, see Note 9 of “Item 18. Financial Statements.”

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Brokerage commissions and net gains on investment securities:
Brokerage commissions	¥3,418	¥119	¥(3,299)	(97)
Net gains on investment securities(1)	14,862	16,656	1,794	12
Dividends income	5,072	4,344	(728)	(14)

Total	¥23,352	¥21,119	¥(2,233)	(10)

(1)	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in the consolidated statements of income.

Brokerage commissions and net gains on investment securities decreased 10% to ¥21,119 million in fiscal 2011, compared to fiscal 2010. Our brokerage commissions decreased 97%, primarily due to the deconsolidation of ORIX Securities in January 2010. Subsequent to such deconsolidation, income from the deconsolidated business was recorded as equity in net income (loss) of affiliates. Net gains on investment securities increased 12% to ¥16,656 million in fiscal 2011, compared to fiscal 2010, primarily due to an increase of net gains on fund investment in Japan and overseas resulting from recovery of the financial and capital markets in Japan. Dividend income decreased 14% to ¥4,344 million in fiscal 2011 compared to fiscal 2010, primarily due to a decrease in distributions from SPEs that invest in real estate.

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

Life insurance

We reflect all income and losses (other than provision for doubtful receivables and probable loan losses) that we recognize on securities, installment loans, real estate under operating leases and other investments held in connection with life insurance operations as life insurance premiums and related investment income in our consolidated statements of income.

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥104,133	¥107,860	¥3,727	4
Life insurance-related investment income	11,305	10,455	(850)	(8)

Total	¥115,438	¥118,315	¥2,877	2

Life insurance costs	¥92,292	¥91,426	¥(866)	(1)

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net income on investment securities	¥5,791	¥6,347	¥556	10
Interest on loans, income on real estate under operating leases, and others	5,514	4,108	(1,406)	(25)

Total	¥11,305	¥10,455	¥(850)	(8)

Life insurance premiums and related investment income increased 2% to ¥118,315 million in fiscal 2011 compared to fiscal 2010.

Life insurance premiums increased 4% to ¥107,860 million in fiscal 2011 compared to fiscal 2010 due to an increase in contracts for new products.

Although net income on investment securities increased due to reconstructing our portfolio, life insurance-related investment income decreased 8% to ¥10,455 million in fiscal 2011 compared to fiscal 2010 primarily due to a decline in the amount of interest earned on loans and others.

Life insurance costs decreased 1% to ¥91,426 million in fiscal 2011 compared to fiscal 2010.

The margin ratio, which is calculated by dividing the difference between life insurance premiums and life insurance costs by life insurance premiums, expanded to 15% in fiscal 2011 compared to 11% in fiscal 2010.

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investments by ORIX Life Insurance:
Available-for-sale debt securities	¥245,133	¥259,049	¥13,916	6
Available-for-sale equity securities	495	4,021	3,526	712
Held-to-maturity securities	43,732	43,695	(37)	(0)
Other securities	1,678	1,219	(459)	(27)

Total investment in securities	291,038	307,984	16,946	6

Installment loans, real estate under operating leases and other investments	174,297	138,295	(36,002)	(21)

Total	¥465,335	¥446,279	¥(19,056)	(4)

Investment in securities increased 6% to ¥307,984 million in fiscal 2011 as a result of increased available-for-sale debt securities and available-for-sale equity securities.

Installment loans, real estate under operating leases and other investments decreased 21% to ¥138,295 million in fiscal 2011 as a result of increased collection of principal of installment loans.

Real estate sales

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Real estate sales:
Real estate sales	¥40,669	¥54,741	¥14,072	35

Costs of real estate sales	46,757	58,930	12,173	26

Margins	¥(6,088)	¥(4,189)	¥1,899	—

Real estate sales were up 35% year-on-year to ¥54,741 million, and the number of condominiums sold to buyers in Japan increased from 856 units in fiscal 2010 to 1,087 units in fiscal 2011.

Costs of real estate sales increased 26% to ¥58,930 million compared to fiscal 2010, with more write-downs recorded on some projects under development in fiscal 2011. We recorded ¥7,115 million and ¥9,844 million of write-downs for fiscal 2010 and 2011, respectively. Costs of real estate sales include the upfront costs associated with advertising and creating model rooms.

Margins recorded a loss of ¥4,189 million in fiscal 2011 improving from a loss of ¥6,088 million in fiscal 2010 due to the increase in the number of condominiums delivered, despite the increase of aforementioned write-downs.

Gains on sales of real estate under operating leases

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases	¥6,841	¥5,103	¥(1,738)	(25)

Gains on sales of real estate under operating leases decreased 25% year-on-year to ¥5,103 million in fiscal 2011, mainly due to a decrease in profit related to the sale of real estate in Japan.

Where we have significant continuing involvement in the operations of real estate under operating leases that have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, while if we have no significant continuing involvement of operations of such disposed real estate properties, the gains or losses are reported as income from discontinued operations. For a discussion of our accounting policy for discontinued operations, see Note 26 of “Item 18. Financial Statements.”

Other operations

	As of and for the year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Other operations:
Other operating revenues	¥246,804	¥245,544	¥(1,260)	(1)
Japan	179,011	185,361	6,350	4
Overseas	67,793	60,183	(7,610)	(11)
Other operating expenses	135,755	142,241	6,486	5
New assets added	24,186	40,763	16,577	69
Japan	24,186	40,763	16,577	69
Overseas	—	—	—	—
Other operating assets	186,396	235,430	49,034	26
Japan	182,022	220,742	38,720	21
Overseas	4,374	14,688	10,314	236

Other operating revenues were down 1% year-on-year to ¥245,544 million. In Japan, revenues were up 4% to ¥185,361 million compared to ¥179,011 million in fiscal 2010, mainly due to the earnings of hotels and golf courses that we consolidated in fiscal 2011 and an increase in earnings from the electric power trading business. Overseas, revenues were down 11% to ¥60,183 million compared to ¥67,793 million in fiscal 2010, due to the decrease in revenues from advisory services in the United States.

Other operating expenses were up 5% year-on-year to ¥142,241 million, resulting from the recognition of expenses from hotels and golf courses that we consolidated in fiscal 2011. The change in other operating expenses correlates with the increase in other operating revenues in Japan.

New assets added for other operating transactions were up 69% to ¥40,763 million in fiscal 2011 due to an increase in the number of condominiums completed. New assets added for other operating transactions include other operating assets and real estate for sale, such as residential condominiums.

Other operating assets increased 26% to ¥235,430 million in fiscal 2011.

Expenses

Interest expense

Because of the application of new accounting standards starting in fiscal 2011 relating to the consolidation of VIEs, interest expense increased 51% to ¥122,765 million compared to fiscal 2010. Our total outstanding short-term debt, long-term debt and deposits increased 15% to ¥6,075,076 million compared to fiscal 2010, attributed to increases both in Japan and overseas.

The average interest rate on our short-term debt, long-term debt and deposits in Japan, calculated on the basis of average monthly balances, increased to 1.38% in fiscal 2011, compared to 1.36% in fiscal 2010. The average interest rate on our short-term debt, long-term debt and deposits held overseas, calculated on the basis of average monthly balances, increased to 4.76% in fiscal 2011, compared to 3.16% in fiscal 2010 because of the application of new accounting standards relating to the consolidation of VIEs. For more information regarding interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”

Selling, general and administrative expenses

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥129,150	¥128,666	¥(484)	(0)
Selling expenses	18,202	17,116	(1,086)	(6)
Administrative expenses	61,007	50,405	(10,602)	(17)
Depreciation of office facilities	3,120	2,857	(263)	(8)

Total	¥211,479	¥199,044	¥(12,435)	(6)

Employee salaries and other personnel expenses accounted for 65% of selling, general and administrative expenses in fiscal 2011, and the remaining portion consisted of selling and other general and administrative expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2011 decreased 6% year-on-year.

Write-downs of long-lived assets

As a result of the impairment reviews we performed during fiscal 2011 for long-lived assets in Japan and overseas, such as golf courses, office buildings, commercial facilities, condominiums, and hotels, in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), we recorded write-downs totaling ¥20,310 million in fiscal 2011, an increase of 114% compared to fiscal 2010. These write-downs are reflected as write-downs of long-lived assets and income from discontinued operations, net. ¥17,400 million is reflected as write-downs of long-lived assets in our consolidated statement of income. These write-downs consist of impairment losses of ¥2,464 million on seven office buildings, ¥5,284 million on 12 commercial facilities other than office buildings, ¥4,111 million on 44 condominiums and ¥8,451 million on 18 other assets, because the assets were classified as held-for-sale or the carrying amounts exceeded the estimated undiscounted future cash flows.

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

Write-downs of securities

Write-downs of securities for fiscal 2011 were mainly in connection with non-marketable equity securities, preferred capital shares carried at cost and specified bonds issued by SPEs in Japan. In fiscal 2011, write-downs of securities decreased 8% from ¥23,632 million in fiscal 2010 to ¥21,747 million in fiscal 2011. For information regarding the impairment of investment in securities, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates” and Note 9 of “Item 18. Financial Statements.”

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

Provision for income taxes

Provision for income taxes in fiscal 2011 was ¥26,143 million, compared to ¥21,090 million in fiscal 2010. The increase of ¥5,053 million was primarily due to higher income before income taxes and discontinued operations.

For discussion of income taxes, see Note 16 in “Item 18. Financial Statements.”

Discontinued operations

We apply ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes operating results of any component of an entity with its own identifiable operations and cash flow and in which operations we will not have significant continuing involvement. Income from discontinued operations, net refers to net income from the sale or disposal by sale of subsidiaries, business units and real estate under operating leases in which we no longer have significant continuing involvement. Discontinued operations, net of applicable tax effect, decreased 9% compared to fiscal 2010 to ¥5,449 million in fiscal 2011 primarily due to lower gains on sales of real estate under operating leases in Japan.

Net income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. In fiscal 2011, net income attributable to the noncontrolling interests increased 237% year-on-year to ¥2,373 million compared to fiscal 2010.

Net income attributable to the redeemable noncontrolling interests

Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. In fiscal 2011, net income attributable to the redeemable noncontrolling interests increased 20% year-on-year to ¥2,959 million.

Segment Information

Our business is organized into six segments to facilitate strategy formulation, resource allocation and portfolio rebalancing at the segment level. Our six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail and Overseas Business.

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

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues(1):
Corporate Financial Services	¥84,167	¥79,305	¥(4,862)	(6)
Maintenance Leasing	226,179	225,830	(349)	(0)
Real Estate	215,001	217,590	2,589	1
Investment and Operation	87,318	89,595	2,277	3
Retail	155,491	148,768	(6,723)	(4)
Overseas Business	185,906	176,875	(9,031)	(5)

Segment Total	954,062	937,963	(16,099)	(2)

Difference between Segment Total and Consolidated Amounts	(63,510)	8,915	72,425	—

Consolidated Amounts	¥890,552	¥946,878	¥56,326	6

(1)	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits(1):
Corporate Financial Services	¥(19,481)	¥10,035	¥29,516	—
Maintenance Leasing	23,307	26,203	2,896	12
Real Estate	138	54	(84)	(61)
Investment and Operation	(2,350)	13,212	15,562	—
Retail	31,104	23,777	(7,327)	(24)
Overseas Business	37,142	45,639	8,497	23

Segment Total	69,860	118,920	49,060	70

Difference between Segment Total and Consolidated Amounts	(13,803)	(25,619)	(11,816)	—

Consolidated Amounts	¥56,057	¥93,301	¥37,244	66

(1)

We evaluate the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2010	2011	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥1,140,251	¥968,327	¥(171,924)	(15)
Maintenance Leasing	515,716	502,738	(12,978)	(3)
Real Estate	1,677,402	1,539,814	(137,588)	(8)
Investment and Operation	511,333	506,011	(5,322)	(1)
Retail	1,578,758	1,653,704	74,946	5
Overseas Business	860,815	972,224	111,409	13

Segment Total	6,284,275	6,142,818	(141,457)	(2)

Difference between Segment Total and Consolidated Amounts	1,455,525	2,438,764	983,239	68

Consolidated Amounts	¥7,739,800	¥8,581,582	¥841,782	11

Corporate Financial Services Segment

This segment is involved in lending, leasing and commission business for the sale of financial products.

Segment revenues decreased 6% to ¥79,305 million compared to ¥84,167 million during fiscal 2010. This is due to a decrease in installment loan revenues in line with a lower average balance of installment loans as a result of restrictions on new loan transactions implemented during fiscal 2010. These decreases were partially offset by increased investment in direct financing leases resulting from the purchase of Sun Telephone Co., Ltd.’s leasing receivables and the purchase of Tsukuba Lease Co., Ltd.

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

As a result, segment profits for fiscal 2011 were ¥10,035 million compared to a loss of ¥19,481 million in fiscal 2010.

Segment assets decreased 15% to ¥968,327 million compared to March 31, 2010, due to a decline in the balance of installment loans offsetting an increase in investment in direct financing leases from the purchases of Sun Telephone Co., Ltd.’s leasing receivables and Tsukuba Lease Co., Ltd. and an increase in the volume of new, small-sized leasing transactions.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are composed of automobile leasing, rentals and car sharing, and the rental operations are composed of leasing and rental of precision measuring and IT-related equipment.

Despite limited recovery of domestic capital expenditure and an otherwise bleak business environment outlook that has continued as a result of the Great East Japan Earthquake, Maintenance Leasing segment revenues have remained stable due to our ability to provide customers with high value-added services while meeting corporate customers’ cost reduction needs.

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

As a result, segment profits for fiscal 2011 increased 12% to ¥26,203 million compared to ¥23,307 million during fiscal 2010.

Segment assets decreased 3% to ¥502,738 million compared to March 31, 2010, mainly due to a decrease in direct financing lease assets.

Real Estate Segment

This segment consists of real estate development, rental and financing; facility operation; REIT asset management; and real estate investment and advisory services.

The real estate finance business, previously included in the Investment and Operation segment, was transferred to the Real Estate segment beginning in the third quarter of fiscal 2011 to consolidate management with the Real Estate Headquarters to improve operational efficiency.

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

The real estate operating business, consisting of various facilities such as Japanese inns, golf courses and training facilities, has stable revenues even though a portion of the facilities stopped operating due to the Great East Japan Earthquake.

Segment revenues remained flat year-on-year at ¥217,590 million compared to ¥215,001 million during fiscal 2010, as increases in real estate sales resulting from the increase in the number of condominiums delivered and operating lease revenues from enhanced leasing were offset by a decrease in revenues resulting from lower average balances of installment loans and investment securities (including specified bonds) in the real estate finance business and the absence of a gain from the sale of a large property in fiscal 2011 like that which was recorded in fiscal 2010.

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

Investment and Operation Segment

This segment consists of loan servicing (asset recovery), principal investment, venture capital and the environment and energy-related businesses.

There have been signs of increased M&A activity both inbound and outbound. There have also been opportunities for investment in non-performing loans arising from changes in domestic and international financial regulations.

Segment revenues increased 3% to ¥89,595 million compared to ¥87,318 million during fiscal 2010, due to large collections in the loan servicing business, robust fee revenues from the CMBS servicing business and increased revenues from the environmental business despite decreased revenues resulting from the sale of consolidated subsidiaries.

Segment expenses decreased year-on-year due to a decrease in expenses in line with the sale of consolidated subsidiaries, despite an increase in provision for doubtful receivables and probable loan losses in the loan servicing business.

In addition, a gain on the sale of a subsidiary was recorded from the sale of QB Net Co., Ltd. during the third quarter of fiscal 2011. That gain, together with continued robust profits from the loan servicing business, resulted in a segment profit for fiscal 2011 of ¥13,212 million compared to a loss of ¥2,350 million during fiscal 2010. The loss in fiscal 2010 was mainly caused by an affiliate filing for protection under the Corporate Rehabilitation Law during that fiscal year.

Segment assets remained flat year-on-year at ¥506,011 million due to the investment in Tokyo Star Bank, which was offset by a decrease resulting from the sale of our interest in Fuji Fire and Marine pursuant to a public tender offer.

Retail Segment

This segment consists of the life insurance operations, the trust and banking business, and the card loan business operated by our affiliates.

In the life insurance business, insurance-related investment income remained robust and insurance-related gains showed favorable growth due to an increase in contracts for new products.

Installment loans in the trust and banking business increased and assets surpassed ¥1 trillion. Both revenues and profits for the trust and banking business increased year-on-year. Also, Internet-based deposits increased steadily.

Segment revenues and expenses from the card loan business were recognized as segment profits under equity in net income of affiliates due to the share transfer of the card loan business during fiscal 2010. Furthermore, gain on the sale of a subsidiary was recognized for the card loan business during the second quarter of fiscal 2010.

In addition, segment revenues and expenses from the subsidiary for which a gain on the sale of a subsidiary was recognized following a share transfer with Monex Group, Inc. in the fourth quarter of fiscal 2010 were recognized as segment profits under equity in net income of affiliates.

As a result of the foregoing, segment revenues decreased 4% to ¥148,768 million compared to ¥155,491 million during fiscal 2010. Segment expenses also decreased, mainly due to decreases in selling, general and administrative expenses and fewer provision for doubtful receivables and probable loan losses. However, due to a large gain on sales of subsidiaries in fiscal 2010, segment profits for fiscal 2011 decreased 24% to ¥23,777 million compared to ¥31,104 million during fiscal 2010.

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

LIQUIDITY AND CAPITAL RESOURCES

Overview

We require capital resources for working capital and investment and lending in our businesses. In setting funding strategies we prioritize funding stability and maintenance of adequate liquidity to minimize the effects of volatility in financial markets. In preparing our management plan, we adapt asset structure and size in light of expected cash flows, asset liquidity and our own liquidity situation. In actual implementation, we adjust our funding plans at times, in accordance with changes in external environments and funding necessities based on our business activities, and maintain flexible funding activities.

We place priority on securing (i) diverse funding resources, (ii) longer liability maturities and staggered interest and principal repayment dates, and (iii) an adequate level of liquidity. To this end we have implemented the following measures in fiscal 2012 and have reinforced our funding stability under a better funding environment such as improved corporate bond markets. In this manner, we will continue to use timely measures in order to secure financial stability.

Our efforts in fiscal 2012 included obtaining:

•	Diverse funding resources;

•	Maintaining a balance among direct financing, borrowings from financial institutions and deposits;

•	Continuing to foster relationships with a diverse range of over 200 financial institutions;

•	Multiple issuances of straight bonds in the U.S. capital markets and issuing bonds in the Asian capital markets outside Japan;

•	Promoting diversified funding activities in overseas subsidiaries, such as offering straight bonds in overseas market;

•	Engaging in multiple issuances of asset backed securities;

•	Longer maturities and dispersed repayment dates:

•	Completing multiple domestic and overseas issuances of long-term bonds;

•	Securing longer terms of borrowings and committed credit lines through financial institutions;

•	Continuing to reduce short-term liabilities, such as commercial paper (“CP”); and

•	Maintaining dispersed repayment dates;

•	Adequate level of liquidity:

•	Maintaining adequate cash and cash equivalents for market changes;

•	Procuring ¥463,969 million in committed credit facilities as of March 31, 2012; and

•	Maintaining a multi-currency commitment line for overseas subsidiaries.

In addition to the strategies described above, we also emphasize risk management including assets and liabilities management and risk management relating to fund procurement. For more information regarding our risk management, see “Risk Management” under this Item 5.

Financing Activities and Liquidity Management

Our funding mainly consists of borrowings from financial institutions, funding from capital markets and deposits. We prioritize domestic funding activities, and monitor domestic and foreign financial market conditions to fulfill with our both domestic and overseas funding needs and implement timely funding strategies, including expanding overseas funding activities to accommodate overseas operations. As a part of our efforts to promote longer liability maturities and further diversification of our funding resources, we issued various types of long-term debt securities during fiscal 2012. We issued domestic straight bonds for institutional investors as well as domestic straight bonds for individual investors. In order to support our overseas operation, we also issued U.S. dollar-denominated senior straight bonds under our SEC-registered shelf for global investors, Korean won-denominated notes in Korean capital markets, and PRC renminbi-denominated medium-term notes (“MTNs”) in the capital markets in Hong Kong. In addition, in April 2012 we issued Thai baht-denominated bonds in the capital markets in Thailand. Corporate bond markets both inside and outside Japan showed improved liquidity in fiscal 2012, spreads have tightened and the cost of funding has remained stable at modest levels. We also continue to pursue a balance among borrowings from financial institutions, funding from capital markets, and deposits, and to issue bonds and MTNs with close attention to trends in capital markets.

Our ratio of long-term debt to total debt (excluding deposits) was 90% as of March 31, 2012, the same ratio as of March 31, 2011. On an adjusted basis, our ratio of long-term debt to total debt (excluding deposits) was 88% as of March 31, 2012, the same ratio as of March 2011. This ratio is a non-GAAP financial measure presented on an adjusted basis, which excludes payables under securitized leases, loan receivables and investment in securities. For a discussion of this and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP measure, see “Non-GAAP Financial Measures” under this Item 5.

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

Ratings

As of the date of this filing, Standard & Poor’s has assigned an “A-” as our counterparty credit rating, Moody’s has assigned a “Baa2” as our long-term issuer rating, and Rating and Investment Information, Inc. (R&I) has assigned an “A” as our issuer rating.

Sources of Liquidity

Borrowings from Financial Institutions

ORIX Group’s borrowings are procured from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2012, the number of financial institutions from which we procured borrowings exceeded 200. We have promoted regular face-to-face communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. As of March 31, 2011 and March 31, 2012, short-term debt from financial institutions was ¥297,835 million and ¥275,580 million, respectively, while long-term debt was ¥2,063,099 million and ¥2,001,727 million, respectively.

As is typical in Japan, contracts for borrowings from Japanese banks and insurance companies contain clauses that require us to pledge assets upon request by the lender when it is considered reasonably necessary for the preservation of their claims. In addition, in certain bank loan agreements, the bank is assigned the right to offset deposits with any debt for which payment is due, and, under certain conditions, such as default, the bank has the right to offset all our debt with deposits. Whether or not such provision is actually applied depends upon the actual circumstances at that time. As of the time of filing we have not received any such demand from any lender.

Committed Credit Facilities

We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions to secure liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2011 and March 31, 2012 was ¥464,432 million and ¥463,969 million, respectively. Of these figures, the unused amount as of March 31, 2011 and March 31, 2012 was ¥410,447 million and ¥427,435 million, respectively. A part of the facilities are arranged to be drawn down in foreign currencies by ORIX and certain of our subsidiaries.

The decision to enter into a committed credit facility is made based on factors including our balance of cash and repayment schedules of short-term debts such as CP.

Some of these committed credit facility agreements include financial covenants, such as the maintenance of a minimum ORIX Corporation shareholders’ equity ratio and specified credit ratings. In addition, the majority of our committed credit facilities require the relevant obligor to represent and warrant that there has been no material negative change in its financial condition, among other factors since the date of agreement. As of March 31, 2012, we are in compliance with all of our financial covenants and have been able to make the necessary representations and warranties concerning our financial condition.

Debt from the Capital Markets

Our debt from capital markets is mainly composed of bonds including convertible bonds, MTNs, CP, and securitization of leases, loans receivables and investment in securities.

Bonds and MTNs

We regularly issue straight bonds and MTNs domestically and internationally to diversify our funding sources and maintain longer liability maturities. In fiscal 2012, we issued ¥231,000 million of straight bonds in

Japan, and offered $900 million of straight bonds and KRW 27,000 million of notes outside Japan. In addition to the various efforts in fiscal 2012, in April 2012 a subsidiary in Thailand issued THB 500 million aggregate principal amount of Thai baht-denominated bonds in the capital markets in Thailand. Domestic straight bond issuances are divided mainly into bonds for institutional investors and bonds for individual investors. As of March 31, 2011 and March 31, 2012, the balance of straight bonds issued by ORIX for domestic institutional investors was ¥524,300 million and ¥392,800 million, respectively, while the balance of straight bonds issued by ORIX for individual investors was ¥490,000 million and ¥564,487 million, respectively. The balance of bonds issued by domestic subsidiaries as of March 31, 2011 and March 31, 2012 was ¥4,415 million and ¥26,012 million, respectively. In order to accommodate our overseas operation, we have offered U.S. dollar-denominated straight bonds in the U.S. capital markets using our universal shelf registration statement (Form F-3) filed with U.S. SEC. In addition, a subsidiary in Korea issued won-denominated notes in the Korean capital markets in fiscal 2012. The balance of straight bonds and short-term notes issued outside Japan, which includes SEC-registered U.S. dollar-denominated straight bonds, was ¥158,867 million and ¥163,195 million as of March 31, 2011 and March 31, 2012, respectively.

ORIX and three overseas subsidiaries currently are participants in a Multi-Issuer Euro MTN program (the EMTN program) with a maximum issuance limit of $4,000 million. During fiscal 2012 we issued RMB 500 million aggregate principal amount of PRC renminbi-denominated notes in the capital markets in Hong Kong under the EMTN program. In addition to the EMTN program, ORIX Group establishes other MTN programs and issues MTNs to meet funding necessities. The total balance of MTNs issued as of March 31, 2011 and March 31, 2012 was ¥88,190 million and ¥60,911 million, respectively, of which a total of ¥41,698 million and ¥17,838 million, respectively, were issued by foreign subsidiaries.

In addition, the Company has issued convertible bonds. The balance of convertible bonds as of March 31, 2011 and March 31, 2012 was ¥184,207 million and ¥185,598 million, respectively. Certain holders of Liquid Yield Option Notes, which have the original maturity date on June 14, 2022, exercised put options on notes due May 15, 2012 of which redeemed $335 million on June 14, 2012.

We plan to continue to issue straight bonds and MTNs in a balanced manner to institutional and individual investors both inside and outside Japan in line with our strategies of maintaining longer maturities and diversified funding sources.

CP

We have promoted CP as one of direct finance resources, and have successfully obtained a diverse range of investors such as investment trusts, life insurance companies, casualty insurance companies and other financial institutions, as well as private corporations. The date of issuance and the terms are spread out over time so as to avoid significant overlap. The balance of outstanding CP as of March 31, 2011 and March 31, 2012 was ¥180,798 million and ¥180,438 million, respectively. Although the CP market has been favorable for issuance, we have opted to maintain our CP balance at a relatively reduced level to prioritize longer terms of funding.

Securitization

We securitize leases, loan receivables and investment in securities, primarily in Japan. We also invest in CMBS in countries including the United States while acting as a servicer or asset manager for the underlying assets. We recognized liabilities consolidated with such investments as our liabilities when they fulfill with certain accounting standards. The total amount of payable under securitized lease, loan receivables and investment in securities as of March 31, 2011 and March 31, 2012 was ¥1,018,190 million and ¥874,705 million, respectively.

Deposits

ORIX Bank Corporation, which changed its name from ORIX Trust and Banking Corporation on October 1, 2011, ORIX Savings Bank and ORIX Asia Limited each accept deposits. The majority of deposits are attributable to ORIX Bank Corporation, which sustains a balance of corporate and retail deposits, and increases the deposit outstanding stably. The deposit balances of ORIX Bank Corporation as of March 31, 2011 and March 31, 2012 were ¥1,018,918 million and ¥1,060,739 million, respectively.

Short-term and long-term debt and deposits

Short-term Debt

	As of March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Short-term debt(1):
Borrowings from financial institutions	¥297,835	¥275,580	¥(22,255)	(7)
Notes	—	1,955	1,955	—
Commercial paper	180,798	180,438	(360)	(0)

Total short-term debt	¥478,633	¥457,973	¥(20,660)	(4)

(1)

The above table includes the following liabilities of consolidated VIEs as of March 31, 2011 and 2012, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries (excluding VIEs).

	As of March 31,
	2011	2012
	(Millions of yen)
Short-term debt(1):
Borrowings from financial institutions	¥1,847	¥1,233

Short-term debt as of March 31, 2012 was ¥457,973 million, representing 10% of the total amount of the total debt (excluding deposits) as of March 31, 2012, with the same ratio as of March 31, 2011. As of March 31, 2012, 60% of short-term debt was borrowings from financial institutions.

Long-term debt

	As of March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Long-term debt(2):
Borrowings from financial institutions	¥2,063,099	¥2,001,727	¥(61,372)	(3)
Bonds	1,361,789	1,330,137	(31,652)	(2)
Medium-term notes	88,190	60,911	(27,279)	(31)
Payable under securitized lease, loan receivables and investment in securities	1,018,190	874,705	(143,485)	(14)

Total long-term debt	¥4,531,268	¥4,267,480	¥(263,788)	(6)

(2)

The above table includes the following liabilities of consolidated VIEs as of March 31, 2011 and 2012 for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries (excluding VIEs).

	As of March 31,
	2011	2012
	(Millions of yen)
Long-term debt(2):
Borrowings from financial institutions	¥138,552	¥139,892
Bonds	3,300	25,330
Payable under securitized lease, loan receivables and investment in securities	1,018,190	874,705

Long-term debt as of March 31, 2012 was ¥4,267,480 million, representing 90% of the total amount of the total debt (excluding deposits) as of March 31, 2012, with the same ratio as of March 31, 2011. Borrowings from financial institutions comprised 47% of the long-term debt as of March 31, 2012.

Approximately 61% of interest paid on long-term debt in fiscal 2012 was fixed rate interest, with the remainder being floating rate interest based mainly on TIBOR or LIBOR.

For information regarding the repayment schedule of our long-term debt and interest rates for long and short-term debt, see Note 14 of “Item 18. Financial Statements.”

We have entered into interest rate swaps and other derivative contracts to manage risk associated with fluctuations in interest rates. For information with respect to derivative financial instruments and hedging, see Note 28 of “Item 18. Financial Statements.”

Deposits

	As of March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Deposits(3)	¥1,065,175	¥1,103,514	¥38,339	4

(3)	VIEs did not have any deposits as of March 31, 2011 and 2012.

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

Year Ended March 31, 2012 Compared to Year Ended March 31, 2011

In fiscal 2012, cash and cash equivalents increased by ¥54,765 million to ¥786,892 million compared to March 31, 2011.

Cash flows from operating activities provided ¥332,994 million in fiscal 2012, up from ¥212,380 million in fiscal 2011, resulting primarily from an increase in net income and a decrease in trading securities compared to fiscal 2011, in addition to the non-cash revenue and expense items such as depreciation and amortization, provision for doubtful receivables and probable loan losses, equity in net income of affiliates (excluding interest on loans), write-downs of long-lived assets and write-downs of securities.

Cash flows from investing activities provided ¥41,757 million in fiscal 2012, having provided ¥251,598 million during fiscal 2011. This change was due to a decrease in principal collected on installment loans.

Cash flows from financing activities used ¥318,477 million in fiscal 2012, having used ¥363,590 million during fiscal 2011. This change was due to a decrease in repayment of debt with maturities longer than three months.

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

In fiscal 2011, cash and cash equivalents increased by ¥93,040 million to ¥732,127 million compared to March 31, 2010.

Cash flows from operating activities provided ¥212,380 million in fiscal 2011, up from ¥209,311 million in fiscal 2010, resulting from an increase in net income and a decrease in other receivables compared to fiscal 2010, in addition to the non-cash revenue and expense items such as depreciation and amortization, provision for doubtful receivables and probable loan losses and equity in net income of affiliates (excluding interest on loans).

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

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2012, we had commitments for the purchase of equipment to be leased in the amount of ¥12,337 million. For information on commitments, guarantees and contingent liabilities, see Note 31 of “Item 18. Financial Statements.”

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

In the securitization process, the assets for securitization are sold to SPEs, which issue asset-backed securities to investors. SPEs can be structured to be bankruptcy-remote, and, if structured in this manner (and subject to certain other conditions) the assigned assets used to be removed from the balance sheet. However, from April 1, 2010, we started applying Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)) and Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)), which require us to consolidate many SPEs that had not been previously consolidated. In managing our business, we assume that if we conduct securitization we will be required to consolidate almost all of our SPEs based on these new accounting standards.

We expect to continue to utilize SPE structures for securitization of assets. For further information on our securitization transactions, see Note 10 of “Item 18. Financial Statements.”

Investment Products

We provide investment products to our customers that employ a contractual mechanism known in Japan as a kumiai, which is in effect a type of SPE. We arrange and market kumiai products to investors as a means to finance the purchase of aircraft, ships or other large-ticket items to be leased to third parties. A portion of the funds necessary to purchase the item is contributed by such investors, while the remainder is borrowed by the kumiai from one or more financial institutions in the form of a non-recourse loan. The kumiai investors (and any lenders to the kumiai) retain all of the economic risks and rewards in connection with the purchase and leasing activities of the kumiai, and all related gains or losses are recorded on the financial statements of investors in the kumiai. We are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. Fee income for arranging and administering these transactions is recognized in our consolidated financial statements. In most kumiai transactions, we do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE and, accordingly, their assets are not reflected on our consolidated balance sheet.

Other Financial Transactions

We occasionally enter into loans, equity or other investments in SPEs in connection with finance transactions related to aircrafts, ships and real estate, as well as transactions involving investment funds, in addition to real estate purchases and development projects. All transactions involving use of SPE structures are evaluated to determine if we hold a variable interest that would result in our being defined as the primary beneficiary of the SPE pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”). When we are considered to own the primary beneficial interest in the SPEs, the SPEs are fully consolidated into our consolidated financial statements. In all other circumstances our loan, equity or other investments are recorded on our consolidated balance sheets as appropriate.

See Note 11 of “Item 18. Financial Statements” for further information concerning our SPEs and the effect of ASC 810 on our results of operations or financial position.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

TREND INFORMATION

See the discussion under “—Results of Operations” and “—Liquidity and Capital Resources.”

COMMITMENTS

The table below sets forth the maturities of guarantees and other commitments as of March 31, 2012.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Commitments:
Guarantees	¥271,375	¥76,834	¥40,338	¥40,968	¥113,235
Committed credit lines and other	176,459	72,950	79,977	5,589	17,943

Total commercial commitments	¥447,834	¥149,784	¥120,315	¥46,557	¥131,178

A subsidiary in the United States is authorized to underwrite, originate, fund and service multi-family and senior housing loans without prior approval from the Federal National Mortgage Association (“Fannie Mae”) under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risks or the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥162,554 million as of March 31, 2012.

The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae, including among others, that: the mortgage meets Fannie Mae requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty was breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae for any related losses incurred. The subsidiary has no such repurchase claims through March 31, 2012.

For a discussion of commitments, guarantee and contingent liabilities, see Note 31 of “Item 18. Financial Statements.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the maturities of contractual cash obligations as of March 31, 2012.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Contractual cash obligations:
Deposits	¥1,103,514	¥726,941	¥250,225	¥126,348	¥—
Long-term debt	4,267,480	1,149,478	1,692,302	1,096,535	329,165
Operating leases	29,338	3,653	5,687	4,227	15,771
Unconditional purchase obligations of lease equipments	12,337	12,337	—	—	—
Unconditional noncancelable contracts for computer systems	386	157	194	35	—
Interest rate swaps:
Notional amount (floating to fixed)	149,856	1,558	115,324	26,077	6,897
Notional amount (fixed to floating)	85,996	2,000	—	80,996	3,000

Total contractual cash obligations	¥5,648,907	¥1,896,124	¥2,063,732	¥1,334,218	¥354,833

Other items excluded from the above table are short-term debt, security deposits, trade notes and accounts payable and policy liabilities. The amounts of such items were ¥457,973 million, ¥142,092 million, ¥279,649 million and ¥404,586 million, respectively, as of March 31, 2012. For information on pension plans and derivatives, see Notes 17 and 28 of “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.

For a discussion of debt and deposit-related obligations, see Notes 14 and 15 of “Item 18. Financial Statements.”

RECENT DEVELOPMENTS

NEW ACCOUNTING PRONOUNCEMENTS

In January 2010, Accounting Standards Update 2010-06 (“Improving Disclosures about Fair Value Measurements”—ASC 820 (“Fair Value Measurements and Disclosures”)) was issued. This Update improves existing disclosures and adds new disclosures. The Company and its subsidiaries adopted certain disclosure requirements in the roll forward of activity in Level 3 fair value measurements on April 1, 2011. The Company and its subsidiaries already adopted the other disclosure requirements in the period ended March 31, 2010. The adoption did not have a material effect on the Company and its subsidiaries’ results of operation or financial position.

In July 2010, Accounting Standards Update 2010-20 (“Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”—ASC 310 (“Receivables”)) was issued. This Update enhances disclosures about the credit quality of financing receivables and the allowance for credit losses, by requiring an entity to provide disaggregated information by portfolio segment or class of financing receivables, credit quality indicators, past due information, and information about modifications of its financing receivables, and other information. This Update requires the disclosures as of the end of a reporting period, and the disclosures about activity that occurs during a reporting period. The Company and its subsidiaries adopted the period-end disclosure requirements for the period ended December 31, 2010, and the activity disclosure requirements for the period beginning on April 1, 2011, respectively. This Update only relates to certain disclosure requirements and its adoption had no effect on the Company and its subsidiaries’ results of operations or financial position. In April 2011, Accounting Standards Update 2011-02 (“A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”—ASC 310 (“Receivables”)) was issued. This Update clarifies the guidance on a creditor’s evaluation of whether a restructuring constitutes a troubled debt restructuring. Additionally, this Update requires entities to disclose certain information about troubled debt restructuring, which was deferred by the adoption of Accounting Standards Update 2011-01 (“Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No.2010-20”—ASC 310 (“Receivables”)). The Company and its subsidiaries adopted this Update on July 1, 2011 and applied the amendments in this Update retrospectively to restructurings that occurred on or after April 1, 2011. The adoption did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In October 2010, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued. This Update modifies the current definition of the types of costs relating to the acquisition of new and renewal insurance contracts that can be deferred as deferred policy acquisition costs, and specifies that only certain costs related directly to the successful acquisition of new or renewal insurance contracts should be deferred. In accordance with the amendment in this Update, the advertising cost which does not meet certain capitalization criteria, and the cost relating to unsuccessful contract acquisition should be charged to expense as incurred. The Update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011 and should be applied prospectively. Retrospective application to all prior periods presented upon the date of adoption is permitted. Upon initial adoption of this Update on April 1, 2012, the Company intends to retrospectively apply the Update to prior periods’ financial statements and estimates that the effect of the retrospective adoption on the financial position at the initial adoption date would be a decrease of approximately ¥22 billion in other assets and a decrease of approximately ¥15.4 billion in retained earnings, net of tax, in the consolidated balance sheets.

In December 2010, Accounting Standards Update 2010-28 (“When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”—ASC 350 (“Goodwill and Other”)) was issued. This Update modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For these reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. Any resulting goodwill impairment should be recorded as a cumulative effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the Update should be included in earnings. The Company and its subsidiaries adopted this Update on April 1, 2011. The adoption did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In December 2010, Accounting Standards Update 2010-29 (“Disclosure of Supplementary Pro Forma Information for Business Combinations”—ASC 805 (“Business Combinations”)) was issued. This Update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The Company and its subsidiaries adopted this Update on April 1, 2011. This Update only relates to certain disclosure requirements and its adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In May 2011, Accounting Standards Update 2011-04 (“Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”—ASC 820 (“Fair Value Measurement”)) was issued. This Update is intended to result in a consistent definition of fair value and common requirements for measuring fair value and for disclosures about fair value between U.S. GAAP and IFRSs. Consequently, this Update changes some fair value measurement principles and enhances the disclosure requirements. The Company and its subsidiaries adopted this Update on January 1, 2012. The adoption did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In June 2011, Accounting Standards Update 2011-05 (“Presentation of Comprehensive Income”—ASC 220 (“Comprehensive Income”)) was issued. Under this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The Update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Update does not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects. The Update does not affect how earnings per share is calculated or presented. In December 2011, Accounting Standards Update 2011-12 (Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05) was issued. This Update defers the effective date for certain amendments in Accounting Standards Update 2011-05 which require an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income. These Updates are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted. These Updates only relate to certain disclosure requirements and their adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In September 2011, Accounting Standards Update 2011-08 (“Testing Goodwill for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) was issued. This Update permits an entity to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount including goodwill before performing the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is not required. The Company and its subsidiaries adopted this Update in the period ended March 31, 2012. The adoption of this Update did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In December 2011, Accounting Standards Update 2011-10 (“Derecognition of in Substance Real Estate—a Scope Clarification”—ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update is intended to resolve the diversity in practice and clarifies that when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt, the reporting entity should apply the guidance in ASC 360-20 (“Property, Plant, and Equipment—Real Estate Sales”) to determine whether it should derecognize the in-substance real estate. The Update is effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. Early application is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In December 2011, Accounting Standards Update 2011-11 (“Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update requires all entities that have financial instruments and derivative instruments that are either offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements. The Update is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The Update only relates to certain disclosure requirements and its adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

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

Our management believes these non-GAAP financial measures provide investors with additional meaningful comparisons between our financial condition as of March 31, 2012, as compared to prior periods. Effective April 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which changed the circumstances under which we are required to consolidate certain VIEs. Our adoption of these new accounting standards caused a significant increase in our consolidated assets and liabilities and a decrease in our retained earnings without affecting the net cash flow and economic effects of our investments in such consolidated VIEs. Accordingly, our management believes that providing certain financial measures that exclude assets and liabilities attributable to consolidated VIEs as a supplement to financial information calculated in accordance with U.S. GAAP enhances the overall picture of our current financial position and enables investors to evaluate our historical financial and business trends without the large balance sheet fluctuation caused by our adoption of these new accounting standards.

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

		As of March 31,
		2011		2012
		(Millions of yen, except ratios and percentage data)
Total assets	(a)	¥8,581,582		¥8,354,874
Deduct: Payables under securitized leases, loan receivables and investment in securities(1)		1,018,190		874,705
Adjusted total assets	(b)	7,563,392		7,480,169
Short-term debt	(c)	478,633		457,973
Long-term debt	(d)	4,531,268		4,267,480
Deduct: payables under securitized leases, loan receivables and investment in securities(1)		1,018,190		874,705
Adjusted long-term debt	(e)	3,513,078		3,392,775
Long- and short-term debt (excluding deposits)	(f)=(c)+(d)	5,009,901		4,725,453
Adjusted long- and short-term debt (excluding deposits)	(g)=(c)+(e)	3,991,711		3,850,748
ORIX Corporation Shareholders’ equity	(h)	1,319,341		1,396,137
Deduct: The cumulative effect on retained earnings of applying the new accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010		(21,947)		(19,248)
Adjusted ORIX Corporation Shareholders’ equity	(i)	1,341,288		1,415,385
ORIX Corporation Shareholders’ Equity Ratio	(h)/(a)	15.4%		16.7%
Adjusted ORIX Corporation Shareholders’ Equity Ratio	(i)/(b)	17.7%		18.9%
D/E ratio	(f)/(h)	3.8	x	3.4	x
Adjusted D/E ratio	(g)/(i)	3.0	x	2.7	x
Long-term debt ratio	(d)/(f)	90%		90%
Adjusted long-term debt ratio	(e)/(g)	88%		88%

(1)	These deductions represent amounts recorded as liabilities and included in long-term debt on the consolidated balance sheet.

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

In connection with each credit transaction, we perform a comprehensive customer credit evaluation based on the relevant customer’s business performance, financial position and projected cash flow. The evaluation also covers the collateral or guarantees, terms and conditions and potential profitability of the transaction. The profitability is based on the spread calculated from investment yield, default rates, preservation situation, funding cost, capital cost and administrative cost, which helps us to evaluate risk quantitatively.

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

Market Risk Management

We define market risk as the risk of negative impact on our balance sheet caused by variation in market conditions, such as interest rates, exchange rates or stock prices.

We monitor risks in our portfolio by quantifying the risks based on market fluctuations and defining acceptable risk levels. We establish asset liability management (“ALM”) rules and, after making quantitative and qualitative assessments of interest rate fluctuation risks of our assets and liabilities, we endeavor to keep the overall amount of interest rate risk within a fixed range. Risks are quantified based on statistical methods including basis point value, slope point value, value at risk (“VaR”), qualitative scenario analyses, stress tests and sensitivity analyses. We analyze the risks, and report the results to the CFO and executive officers to take the necessary actions.

We manage exchange rate risk by using foreign currency loans, foreign exchange contracts, currency swaps and other instruments to hedge the exchange rate fluctuation risks that arise in connection with our business transactions in foreign currencies and overseas investments. For unhedged foreign-currency-denominated assets and investments to overseas subsidiaries, we employ the same risk monitoring and management procedures as are used in managing interest rate risks, including utilizing VaR and other metrics.

We may use derivatives as hedges if we decide to hedge interest rate risk and exchange rate risk. We use derivatives to mitigate or offset changes in cash flow or the fair value of assets and liabilities. The use of derivatives exposes us to credit risk on such derivative transactions. We monitor the notional principal amounts, current prices, transaction types and other variables for each counterparty on a regular basis. Also, we set derivative transaction management rules and guidelines for each of our group companies based on Group-wide policies, and we have a system of internal controls for derivative transactions.

Our investment departments in banking, life insurance business and in the United States regularly monitor interest rate policies, economic conditions and securities and financial market trends related to the assets under management and manage their portfolios analyzing on a daily basis individual security price movements and profits and losses. Market volatility is managed according to guidelines including fixed loss amounts and decreases in position. Our risk management departments review and compare daily reports from investment departments against internal guidelines and macro- and microeconomic conditions to ensure the guidelines.

Business Risk Management

Various risks are inherent to our daily business, such as the risks associated with our judgment in our investments, our selection of new products for development and our competitors’ marketing strategies or pricing. We define business risk as risks related to entry into the market, uncertainty of future business performance caused by changes in business and competitive environment and market fluctuation risks in such as the used car and real estate markets.

We monitor the scenario analyses and stress tests for each of our business risks. The evaluation and verification of the cost of withdrawal from a business is also subject to monitoring.

A principal risk relating to operating leases is the risk of fluctuation in the residual value of the leased properties. In order to control fluctuations in residual value, we monitor our inventories of leased items, market environments and the overall business environment.

The automobile industry has a well-established market for used cars, so we are able to resell most of our vehicles. We monitor current trends in the used car market by continuously monitoring the ratio of residual value to purchase cost, selling price trends and other indicators, thereby adjusting estimated residual value in new transactions.

We primarily limit our ship and aircraft operating leases to general-purpose ships and aircraft that are comparatively easy to re-lease, as these operating lease items have high residual value risks. We monitor the market values of these ships and aircraft and sell assets as necessary or desirable to reduce our exposure to downward trends in the market or take advantage of upward trends.

Risk Management Relating to Fund Procurement

We view liquidity risks as significant risks associated with fund procurement.

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

In an attempt to prevent and mitigate such legal risks, in Japan we require, in principle, that the Legal and Compliance Department and the Risk Management Headquarters be involved in transactions from initial consideration through the documentation process in which transaction-related contracts are prepared for internal review and final approval. Contracts may not be approved internally unless they follow our prescribed rules and guidelines. The Legal and Compliance Department and the Risk Management Headquarters are also involved in the process for the approval of such contracts in accordance with our internal rules. Depending on the size and importance of a given transaction, we may also utilize the expertise of outside lawyers. To ensure that proper legal procedures are followed in connection with legal disputes and litigation, we require that the Legal and Compliance Department and the Risk Management Headquarters be involved in such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties. The status of any lawsuits is reported to the Group Executive Officer Committee regularly.

In addition to establishing internal policies necessary to observe applicable laws, we also monitor potential changes in relevant laws, as new information becomes available. As necessary or appropriate, we may also initiate preparatory measures to address the requirements of new laws that are expected to take effect in the future and implement steps to ensure that we are, and continue to be, in compliance with new laws as they take effect.

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

The Risk Management Headquarters conducts quantitative and qualitative evaluation and regular monitoring of risk. ORIX Computer Systems works to reduce operational risk by the maintenance and operational administration of internal systems. The Group Internal Audit Department monitors the effectiveness and efficiency and compliance with applicable rules and regulations by our various operations; the status of improvements to and compliance with our internal rules; and the status of each department’s self-examinations based on an annual internal audit plan that focuses on material risks. As a result of monitoring, we evaluate the current status of internal controls and make improvements as necessary.

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

Regarding natural disaster risk, we have established Natural Disaster Risk Management Policies. We respond to the situation in order to protect management resources and minimize losses, while giving priority to safety of our executives and employees. We have developed a system in which the Human Resources and Corporate Administration Headquarters supervises the coordination of recovery activities after the occurrence of a natural disaster in Japan, while the Global Business Administrative Headquarters handles the overseas function. By distributing a natural disaster manual to all executives and employees in Japan and carrying out disaster drills in accordance with these policies, we maintain a framework to respond appropriately to a natural disaster.

Individual Business Risk Management

We have a large portfolio, including financial service operations, and we perform complete and transparent monitoring and control according to the characteristics of each operation. The risk situation for each business unit is analyzed both quantitatively and qualitatively on both the individual transaction and portfolio levels, and the necessary measures to minimize changes in profitability are implemented. Contents of individual business unit level analyses are shared throughout the Group, and risk related to decreased profitability is controlled by capitalizing on a diverse business portfolio through measures including managing risk through intra-business unit cooperation.

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

For instance, this segment has market fluctuation risks for property under operating leases. We continuously monitor market environments and fluctuation in the resale value of leased property, and adjust residual value estimates of leased items in new transactions accordingly.

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

Investment and Operation Segment

Credit risk, market risk and business risk are the main risks of the principal investment business conducted by the Investment and Operation segment.

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

After an investment has been made, our perspective of risk management varies according to the stage of development. Credit risk is important for companies for which we are raising corporate value due to the focus on cash flow. We also pay attention to market risk as time for collection nears, due to measuring the corporate value by referencing the corporate values of similar industries.

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

The servicer business performs appropriate risk management for the collection and management of our own assets as well as for servicing operations provided to third-parties, by leveraging our know-how we have acquired over years in investing in CMBS and distressed real-estate-backed loans. Specifically, we seek to reduce credit and operational risks by conducting periodical internal auditing and monitoring, and by implementing a business operation based on work procedures in accordance with the guidance of regulatory authorities. Moreover, we have formulated measures to mitigate legal risks by quickly responding to potential legal issues. We also aim to strengthen our legal and regulation compliance and, to this end, have appointed an outside lawyer as a director who also oversees our Legal and Compliance department as a head of risk management headquarters.

We manage operational risks in the environment and energy related businesses by implementing appropriate equipment and technology in addition to alliances with expert operators for renewable energy, energy conservation, and resource and waste processing operations.

Furthermore, we try to sustain a high level of risk management by arranging an organizational structure that allows for flexible responses to changes in the business environment.

Retail Segment

The main risk in the life insurance business is business risk associated with accepting insurance contracts.

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

Credit risk is the main risk of the banking business.

The housing loan business (for the purchase of properties for investment purposes, and apartments) manages individual screenings, each of which consists of a comprehensive evaluation including the cash flows that can be derived from the property, collateral value and the client’s potential to repay.

Decision making for corporate loans is based on a detailed investigation of the client’s performance, business plan, purpose of the loan, source of repayment as well as industry trends. In addition to individual screenings when loans are arranged, we also reduce risks by diversifying the industry and products of our portfolio.

The card loan business utilizes a proprietary scoring system that utilizes a credit model. We set the levels of interest rates and credit limits in line with each customer’s credit risk, after evaluating customer creditworthiness based on an analysis of customer attributes or past pay quality, as well as other diverse factors that may affect the borrower’s ability to repay, such as past credit quality and other debt. Also, we undertake subsequent credit evaluations at regular intervals to monitor changes in the customers’ financial condition.

Overseas Business Segment

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

The Risk Management Headquarters monitors the country risk of the overseas portfolio. In addition, it shares information regarding the portfolios of local subsidiaries, performance of major clients, condition of problem assets, and clients of particular concern. Risk management in the principal investment business, which is mainly in Asia, is conducted in a similar manner as the Investment and Operation segment.

The main risk for the automobile, ship and aircraft related business is the high volatility in the residual value of operating lease assets. To address this risk, in addition to restricting leases to automobiles, ships and aircrafts with general versatility, we constantly monitor the valuation of our portfolio and consider the possibility of selling each assets based on prevailing market conditions.

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

Item 6. Directors, Senior Management and Employees

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

CORPORATE GOVERNANCE SYSTEM

ORIX believes that a robust corporate governance system is a vital element of effective enhanced management and therefore has established sound and transparent corporate governance to carry out appropriate business activities in line with our core policies and ensure objective management.

ORIX’s corporate governance system is characterized by:

•	separation of operation and oversight through a “Company with Committees” board model;

•	Nominating, Audit and Compensation Committees each composed solely of outside directors

•	all outside directors satisfy strict conditions for independence; and

•	outside directors highly qualified in their respective fields.

Reason to adopt ORIX’s Corporate Governance System and history of the system

We believe that swift execution of operations is vital in order to effectively respond to changes in the business environment. Furthermore, we believe that ORIX’s governance system promotes improved management transparency by creating a system in which outside directors with expertise in their respective fields monitor, and advise on legal compliance and appropriate execution of operations.

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

Below is a summary of the history of ORIX’s corporate governance system;

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

Board of Directors

ORIX’s board of directors has the ultimate decision-making responsibility for our important affairs. It also monitors the performance of the directors and executive officers and receives performance reports from the executive officers and others. The Articles of Incorporation of ORIX provide for no fewer than three directors. Directors are elected at general meetings of shareholders. The term of office for any director, as stipulated under the Companies Act of Japan, for companies that adopt a “Company with Committees” board model, expires at the close of the first annual general meeting of shareholders after his or her election.

The board of directors carries out decisions related to items that, either as a matter of law or pursuant our Articles of Incorporation, cannot be delegated to executive officers, and important items as determined by the regulations of the board of directors. The board of directors is responsible for approving and monitoring ORIX’s policies on a regular basis, which include corporate planning such as capital management, fund procurement and personnel strategies. Aside from such items, the board of directors delegates decision-making regarding operational execution to representative executive officers. The board of directors also receives reports from executive officers and committees regarding the status of business operations and finances.

With the exception of the aforementioned items, the board of directors may delegate substantial management authority to representative executive officers. Representative executive officers make decisions on management issues as delegated by the board of directors and execute the business of the Company. For example, the board may delegate to representative executive officers the authority to approve issuances of shares of capital stock and bonds. In addition, the Companies Act of Japan permits an individual to simultaneously be a director and a representative executive officer of the Company.

From April 1, 2011 through March 31, 2012, the board of directors met eight times. The attendance rate of directors for these meetings was 99%.

The board of directors as of June 27, 2012, includes 13 members, six of whom are outside directors.

Structure and Activities of the Three Committees

As of June 27, 2012, all three committees (Nominating, Audit and Compensation Committee) consisted of outside directors. The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of June 27, 2012	Takeshi Sasaki (Chairman) Hirotaka Takeuchi Robert Feldman Takeshi Niinami Nobuaki Usui	Eiko Tsujiyama (Chairman) Takeshi Sasaki Nobuaki Usui	Robert Feldman (Chairman) Hirotaka Takeuchi Takeshi Sasaki Eiko Tsujiyama Takeshi Niinami
Number of meetings held during fiscal 2012 (Attendance rate)	Five (5) meetings (100%)	Eight (8) meetings (96%)	Six (6) meetings (97%)

Nominating Committee

The Nominating Committee is authorized to propose the slate of director appointment or dismissal to be submitted to the annual general meeting of shareholders. Directors shall be elected and dismissed by a resolution of the annual general meeting of shareholders. In addition, the Nominating Committee deliberates on the appointment or dismissal of our executive officers, although this is not required under the Companies Act of Japan.

The Nominating Committee determines whether the conditions for director independence have been met in accordance with nomination criteria for outside directors, which are:

•

No individuals, or any of their family members*, may receive a compensation of more than ¥10 million annually excluding compensation as an employee for family members, and excluding the individual’s compensation as outside directors, from ORIX or its subsidiaries.

*Family members include a spouse, those related within the second degree by consanguinity or affinity, or other kin living with the outside director. (hereinafter the same)

•	No individuals, or any of their family members, may be a major shareholder of ORIX (more than 10% of issued shares) or represent the interests of a major shareholder.

•

No individuals may have served as an executive officer (including operating officers, hereinafter the same) or an employee of ORIX or its subsidiaries within the past five years. No family members may have served as an executive officer of ORIX or its subsidiaries within the past five years.

•

No individuals may be a principal trading partner* or executive officer or an employee of a principal trading partner of ORIX or its subsidiaries. If such circumstances existed in the past, five years must have passed since that person’s retirement from office or employment.

*A “principal trading partner” refers to an entity with a business connection with the ORIX Group with a transaction amount equivalent to more than the greater of 2% of consolidated total revenues, or $1,000,000 in any fiscal year of the previous three years.

•	There must be no concurrent directorship relationship* between the company for which the individual is serving as an executive officer and ORIX.

*Concurrent directorship relationship is defined as being a relationship in which the company for which the individual is serving as an executive officer has a director that is also an executive officer of ORIX or its subsidiaries.

•

No individuals may be directors, or executive officers of organizations receiving donations or assistance of large amounts (annual average of ¥10 million or higher over the past three years) from ORIX or its subsidiaries.

•	There must be no material conflict of interest or any possible conflict of interest that might influence the individual’s judgment in performing their duties as an outside director.

Audit Committee

The Audit Committee monitors the operational execution of the directors and executives and creates audit reports. In addition, the Audit Committee proposes the appointment or dismissal, or the passage of resolutions refusing the reappointment of the Company’s independent certified public accountants to the annual general meeting of shareholders. The Audit Committee Secretariat (four people) was established to provide advice to the Audit Committee regarding the execution of its duties. Eiko Tsujiyama, chairperson of the Audit Committee, is qualified as a certified public accountant and has extensive knowledge in finance and accounting as a professional accountant.

The Audit Committee decides the responsible person in corporate audit department or each business who will report to the Audit Committee, and it evaluates the administration of executive officers and internal controls of the Company by considering the following five points:

•

The Audit Committee reviews the report related to the results of the audit and items indicated for improvement that has been prepared by the executive officer responsible for the corporate audit. The Audit Committee is able to instruct the Audit Committee Secretariat and internal audit department to conduct an inspection as needed.

•

The Audit Committee engages in discussions which are the basis of our business strategy, after it receives explanations from the heads of each business department and presidents of group companies that focus, in particular, on risk control.

•

The Audit Committee monitors the business environment through reports, obtained from the executive officer responsible for the accounting department, which cover the revenue composition of each department and any problem areas related to the business from an accounting perspective.

•

The Audit Committee reviews and discusses based on reports regarding the direction of the Company and the execution of important business matters that it receives from the representative executive officer.

•	The Audit Committee reviews and discusses based on the reports that it receives from the independent certified public accountants regarding whether there are any material items relating to the audit.

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

The Compensation Committee sets the following “Policy of Determining Compensation of Directors and Executive Officers.”

Policy of Determining Compensation of Directors and Executive Officers

Our business objective is to increase shareholder value over the medium and long term. We believe in each director and executive officer responsibly performing his or her duties and in the importance of cooperation among different business units in order to achieve continued growth of the ORIX Group. The Compensation Committee believes that in order to accomplish such business objectives, directors and executive officers should place emphasis not only on performance during the current fiscal year, but also on medium- and long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, we take such factors into account when making decisions regarding the compensation system and compensation levels for our directors and executive officers. Taking into consideration this basic policy, we have established separate policies for the compensation of directors and that of executive officers in accordance with their respective roles.

Compensation Policy for Directors

The compensation policy for directors who are not also executive officers aims for a level and composition of compensation that is effective in maintaining supervisory and oversight functions of executive officers’ performance in business operations, which is the main duty of directors. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on duties performed, and a shares component of compensation*.

Fixed compensation is, in principal, a certain amount that is added to the compensation of the chairperson and member of each committee. Share-based compensation reflecting medium- to long-term performance is granted based on the number of points earned by the individual while in office, and the amount of the payment is decided according to the share price at the time of an individual director’s retirement. In addition, the Company strives to maintain a competitive level of compensation with director compensation according to the role fulfilled, and receives third-party research reports on compensation for this purpose.

Compensation Policy for Executive Officers

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while incorporating in its composition a component that is linked to current period business performance. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on positions and duties performed, a performance-linked component, and a shares component of compensation*.

* The shares component of compensation is a program in which points are annually allocated to directors and executive officers based upon prescribed standards and the compensation provided is the amount equal to the accumulated number of points multiplied by the stock price at the time of retirement. Under this program, directors and executive officers have an obligation to purchase shares from the Company at the stock price that prevails at the time of their retirement using the after-tax compensation provided.

AUDITORS’ INDEPENDENCE

The ORIX Group must appoint independent certified public accountants, who have the statutory duty of examining the nonconsolidated financial statements prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The independent certified public accountants must present an auditor’s report to the Audit Committee and the executive officers specified by the board of directors. The independent certified public accountants are also responsible for auditing financial statements that are submitted to the Kanto Local Finance Bureau of the Ministry of Finance (“Kanto Local Finance Bureau”). The board of directors is required to submit the audited consolidated and nonconsolidated financial information to the annual general meeting of shareholders, and this information is also required to be submitted to the Tokyo Stock Exchange, the Osaka Securities Exchange and the Kanto Local Finance Bureau.

Presently, our independent certified public accountants are KPMG AZSA LLC. The independence of KPMG AZSA LLC has been considered and evaluated by our Audit Committee.

In addition to the nonconsolidated financial statements that are prepared under Japanese GAAP, we also prepare consolidated financial statements in accordance with U.S. GAAP. U.S. GAAP consolidated financial information is used by management for evaluating our performance and forms the basis for presentation of financial information to our shareholders. The consolidated financial statements prepared in accordance with U.S. GAAP that are included in this annual report filed with the SEC have been audited by KPMG AZSA LLC, which is registered with the PCAOB in the United States.

In the opinion of management, the provision of non-audit services did not in any way influence the independence of the audits conducted by KPMG AZSA LLC because management took full responsibility for decisions relating to the activities affected by these services and KPMG AZSA LLC and its affiliates did not assume any of management’s authority and duties.

DIRECTORS

The directors of ORIX as of June 27, 2012 are as follows:

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 27, 2012
Yoshihiko Miyauchi (Sep. 13, 1935)	Director, Representative Executive Officer, Chairman and Chief Executive Officer	Aug. 1960	Joined Nichimen & Co., Ltd. (currently Sojitz Corp.)	39,380
		Apr. 1964	Joined ORIX
		Dec. 1967	General Manager of the Office of the President
		Mar. 1970	Director
		Nov. 1973	Corporate Senior Vice President
		May 1976	Corporate Executive Vice President
		Nov. 1977	Representative Director
		Dec. 1979	Deputy President
		Dec. 1980	President and Chief Executive Officer
		Apr. 2000	Chairman and Chief Executive Officer
		Mar. 2003	Outside Director of SHOWA SHELL SEKIYU K.K.
		Jun. 2003	Representative Executive Director
		Apr. 2006	Outside Director of ACCESS Co., Ltd.

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 27, 2012
Makoto Inoue (Oct. 2, 1952)	Director, Representative Executive Officer, President and Chief Operating Officer	Apr. 1975	Joined ORIX	2,568
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Executive Officer
		Jan. 2006	Corporate Senior Vice President
		Jun. 2008	Head of International Administrative Headquarters
		Jan. 2009	Head of the Global Business and Administrative Headquarters
		Jun. 2009	Corporate Executive Vice President
		Jun. 2010 Oct. 2010	Director Deputy President
Responsible for the Investment Banking Headquarters
		Jan. 2011	Representative Executive Officer, President and Chief Operating Officer

Haruyuki Urata (Nov. 8, 1954)	Director, Representative Executive Officer, Deputy President and Chief Financial Officer Corporate Planning Department, Corporate Communications Department	Apr. 1977	Joined ORIX	1,588
		Feb. 2004	Deputy Head of the Risk Management Headquarters
		Feb. 2005	Executive Officer
		Aug. 2006	Corporate Senior Vice President
		Jun. 2007	Director
		Jan. 2008	Deputy President Responsible for the Office of the President, Overseas Activities
		Jan. 2009	Chief Financial Officer
		Jun. 2009	Head of the Corporate Planning and Financial Control Headquarters
		Nov. 2009	Responsible for Corporate Communications Department
		Jun. 2010	Responsible for Corporate Planning Department Outside Director of Monex Group, Inc.
		Jan. 2011	Representative Executive Officer

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 27, 2012
Hiroaki Nishina (Sep. 18, 1944)	Director, Vice Chairman Group Corporate Sales Group Kansai Representative Chairman, ORIX Real Estate Corporation President, ORIX Baseball Club Corporation	Apr. 1968	Joined ORIX	4,142
		Jan. 1990	General Manager of Sales Department I of Tokyo Sales Headquarters
		Jun. 1993	Director
		Jun. 1998	Executive Officer
		Jun. 2000	Corporate Senior Vice President
		Apr. 2002	Corporate Executive Vice President
		Feb. 2005	Deputy President
		Jan. 2009	Responsible for Group Corporate Sales Responsible for Domestic Sales Administrative Headquarters Chairman, ORIX Real Estate Corporation
		Mar. 2009	Group Kansai Representative Outside Director of DAIKYO INCORPORATED
		Oct. 2009	President, ORIX Baseball Club Corporation
		Jan. 2010	Responsible for the Investment Banking Headquarters
		Jun. 2011	Vice Chairman

Kazuo Kojima (Jul. 5, 1956)	Director, Corporate Executive Vice President Domestic Sales Administrative Headquarters	Apr. 1980	Joined ORIX	2,957
		Apr. 2003	Deputy Head of Real Estate Finance Headquarters
		Feb. 2005	Executive Officer
		Jan. 2007	Corporate Senior Vice President
		Jan. 2008	Corporate Executive Vice President Head of the Investment Banking Headquarters
		Jun. 2008	Director
		Jan. 2010	Responsible for Domestic Sales Administrative Headquarters
		Sep. 2011	Outside Director, Ubiteq, Inc

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 27, 2012
Yoshiyuki Yamaya (Oct. 20, 1956)	Director, Corporate Executive Vice President Real Estate Headquarters President, ORIX Real Estate Corporation	Apr. 1980	Joined ORIX	2,280
		Apr. 2001	General Manager of the Office of the President
		Feb. 2005	Group Executive
		Aug. 2006	Executive Officer
		Jan. 2008	Group Senior Vice President
		Jan. 2009	Corporate Senior Vice President Responsible for Real Estate Headquarters President, ORIX Real Estate Corporation
		Jun. 2009	Director Corporate Executive Vice President

Tamio Umaki (Jan. 16, 1948)	Director, Corporate Executive Vice President Chief Information Officer Human Resources and Corporate Administration Headquarters	Apr. 1972	Joined ORIX	6,488
		Mar. 1999	Head of Tohoku Area
		Jun. 1999	Executive Officer
		Jan. 2002	Group Executive
		Jan. 2007	Group Senior Vice President
		Oct. 2008	Corporate Senior Vice President Chief Information Officer Responsible for IT Planning Office
		Jan. 2009	Responsible for Human Resources and Corporate Administration Headquarters
		Mar. 2009	Responsible for Administration Center Responsible for Asset Administration Department
		Jun. 2010	Corporate Executive Vice President
		Jun. 2011	Director

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 27, 2012
Hirotaka Takeuchi (Oct. 16, 1946)	Outside Director Professor, Harvard Business School	Apr. 1969	Joined McCann-Erickson Hakuhodo Co., Ltd. (currently McCann-Erickson Japan, Inc.)	0
		Sep. 1976	Lecturer at Harvard Business School
		Dec. 1977	Assistant Professor
		Apr. 1983	Assistant Professor at Hitotsubashi University’s School of Commerce
		Apr. 1987	Professor
		Apr. 1998	Dean of the Graduate School of International Corporate Strategy, Hitotsubashi University
		Jun. 2000	Corporate Auditor of ORIX
		Jun. 2003	Resigned Corporate Auditor of ORIX
		Jun. 2004	Outside Director of ORIX
		Jul. 2010	Professor at Harvard Business School
Takeshi Sasaki (Jul. 15, 1942)	Outside Director Professor, Gakushuin University, Faculty of Law, Department of Political Studies Outside Director, East Japan Railway Company	Apr. 1968	Assistant Professor at the University of Tokyo, School of Law	0
		Nov. 1978	Professor
		Apr. 1991	Professor at the University of Tokyo Graduate Schools for Law and Politics
		Apr. 1998	Dean of the University of Tokyo Graduate Schools for Law and Politics and School of Law
		Apr. 2001	President of the University of Tokyo
		Jun. 2003	Chairman of The Japan Association (currently, incorporated) of National Universities
		Apr. 2005	Professor at Gakushuin University, Faculty of Law, Department of Politics
		Jul. 2005	Advisor of ORIX
		Jun. 2006	Outside Director of ORIX Outside Director of East Japan Railway Co.

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 27, 2012

Eiko Tsujiyama (Dec. 11, 1947)	Outside Director Professor, Waseda University’s School of Commerce Dean and Professor, the Graduate School of Commerce, Waseda University Corporate Auditor, Mitsubishi Corporation Corporate Auditor, Lawson, Inc. Corporate Auditor, NTT DoCoMo, Inc. Corporate Auditor, Shiseido Company, Limited	Apr. 1974	Certified Public Accountant	0
		Aug. 1980	Assistant Professor at Ibaraki University’s School of Humanities
		Apr. 1985	Assistant Professor at Musashi University’s School of Economics
		Apr. 1991	Professor at Musashi University’s School of Economics
		Apr. 1996	Dean of Musashi University’s School of Economics
		Apr. 2003	Professor at Waseda University’s Faculty of Commerce and the Graduate School of Commerce
		Jun. 2008	Corporate Auditor of Mitsubishi Corporation
		Jun. 2010	Outside Director of ORIX
		Sep. 2010	Dean of the Graduate School of Commerce, Waseda University
		May 2011	Corporate Auditor of Lawson, Inc.
		Jun. 2011	Corporate Auditor of NTT DoCoMo, Inc.
		Jun. 2012	Corporate Auditor of Shiseido Company, Limited

Robert Feldman (Jun. 12, 1953)	Outside Director Managing Director and Head of Japan Economic Research, Morgan Stanley MUFG Securities Co., Ltd.	Oct. 1983	Economist, International Monetary Fund	0
		May 1989	The Chief Economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
		Feb. 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
		Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Jun. 2010	Outside Director of ORIX

Name (Date of birth)	Current positions and principal outside positions	Business experience		Shareholdings as of June 27, 2012

Takeshi Niinami (Jan. 30, 1959)	Outside Director President and CEO, Lawson, Inc. Outside Director, ACCESS, Co., Ltd.	Jun. 1995	President of Sodex Corporation (currently LEOC Co., Ltd.)	0
		Apr. 2001	Unit Manager of Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation President and Executive Officer, Lawson, Inc.
		May 2002	President and CEO, Lawson, Inc.
		Mar. 2005	Outside Director of ACCESS Co., Ltd.
		Apr. 2006	Outside Director of ORIX
Jun. 2010

Nobuaki Usui (Jan. 1, 1941)	Outside Director Corporate Auditor, KONAMI CORPORATION	May 1995	Director-General of the Tax Bureau, Ministry of Finance	0
		Jan. 1998	Commissioner, National Tax Agency
		Jul. 1999	Administrative Vice Minister, Ministry of Finance
		Jan. 2003	Governor and CEO, National Life Finance Corporation
		Dec. 2008	Chairman, The Japan Research Institute, Limited
		Jun. 2011	Corporate Auditor of KONAMI CORPORATION
		Jun. 2012	Outside Director of ORIX

Notes:(1)	All ORIX directors are engaged full-time except Hirotaka Takeuchi, Takeshi Sasaki, Eiko Tsujiyama, Robert Feldman, Takeshi Niinami and Nobuaki Usui.

EXECUTIVE OFFICERS

The representative executive officer makes our important business execution decisions after deliberations by the Investment and Credit Committee (“ICC”) in accordance with the various regulations of the Company. The business execution duties of executive officers are decided by the board of directors and the representative executive officer and these duties are carried out based upon the various regulations of the Company. Group executives are appointed by the board of directors from among directors and executive officers of Group companies.

Important decision-making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies:

Investment and Credit Committee

ICC, which includes members of the top management and the executive officer in charge of investment and credit meets on average three times a month primarily to deliberate and decide on credit transactions and investments that exceed certain specified investment or credit amounts, important matters related to management of the Company and matters that have been entrusted to executive officers by the board of directors. Matters considered crucial to our operations are decided by the ICC and reported to the board of directors as appropriate.

Group Executive Officer Committee

Group Executive Officer Committee, in which executive officers and group executives of the Company participate, is held on a monthly basis to share important information related to the business execution of the ORIX Group.

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

Disclosure Committee

Disclosure Committee, which plays a key role in our disclosure control, is chaired by the CFO and consists of the executive officers in charge of various departments, including: Treasury Headquarters, Accounting Headquarters, Risk Management Headquarters, Legal and Compliance Department, Human Resources and Corporate Administration Headquarters, Corporate Planning Department and Corporate Communications Department. Upon receiving material information from an executive officer of the ORIX Group, or the person in charge of an ORIX Group company department, the committee discusses whether or not any timely disclosure is necessary, and takes steps to provide appropriate disclosure of such information.

ORIX believes that disclosure control occupies an important position within the overall scheme of corporate governance. We have set up an information disclosure system with the Disclosure Committee playing a central role in facilitating the appropriate and timely disclosure of information to investors.

The executive officers of the ORIX Group as of June 27, 2012, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Shareholdings as of June 27, 2012
Shintaro Agata	Corporate Executive Vice President	Treasury Headquarters	4,090
Eiji Mitani	Corporate Senior Vice President	Domestic Sales Administrative Headquarters: Head of Kinki Sales Group Kansai Deputy Representative	1,310
Katsutoshi Kadowaki	Corporate Senior Vice President	Domestic Sales Administrative Headquarters: Head of District Sales	2,357

Name	Title	Areas of duties	Shareholdings as of June 27, 2012
Takao Kato	Corporate Senior Vice President	Accounting Headquarters President, ORIX Management Information Center Corporation	840
Yuichi Nishigori	Executive Officer	Investment and Operation Headquarters	970
Kazutaka Shimoura	Executive Officer	Risk Management Headquarters	424
Komei Ikebukuro	Executive Officer	Legal and Compliance Department Group Internal Audit Department	947
Hideo Ichida	Executive Officer	Global Business Administrative Headquarters	930
Hideto Nishitani	Executive Officer	Vice President, ORIX USA Corporation	1,879
Yasuyuki Ijiri	Executive Officer	Domestic Sales Administrative Headquarters: Head of Tokyo Sales President, NS Lease Co., Ltd.	1,806
Shigeki Seki	Executive Officer	Human Resources and Corporate Administration Headquarters IT Planning Office	841
Satoru Katahira	Executive Officer	Domestic Sales Administrative Headquarters: Head of OQL Business Headquarters, Regional Business Department, Administration Center and Call Center	1,141
Tetsuo Matsumoto	Group Senior Vice President	Vice Chairman, ORIX Real Estate Corporation	3,460
Katsunobu Kamei	Group Senior Vice President	President, ORIX Auto Corporation	1,322
Yoshitaka Fujisawa	Group Executive	President, ORIX Computer Systems Corporation	1,958
Masatoshi Kenmochi	Group Executive	President, ORIX Credit Corporation	1,070
Toshiyuki Ohto	Group Executive	President, ORIX Life Insurance Corporation	0

EMPLOYEES

As of March 31, 2012, we had 17,488 full-time employees, compared to 17,578 as of March 31, 2011 and 17,725 as of March 31, 2010. We employ 2,143 staff in the Corporate Financial Services segment, 3,000 staff in the Maintenance Leasing segment, 4,079 staff in the Real Estate segment, 922 staff in the Investment and Operation segment, 1,258 staff in the Retail segment, 4,860 staff in the Overseas Business segment and 1,226 staff as part of our headquarters function as of March 31, 2012. With the exception of the Overseas Business segment all other staff are located in Japan. As of March 31, 2012, we had 6,240 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.

The mandatory retirement age for our employees is 60 and varies for our subsidiaries and affiliates. In April 2010, ORIX announced an early voluntary retirement program which is available to ORIX employees who are at least 45 years old. Employees who take advantage of this program receive their accrued retirement package plus an incentive premium.

ORIX and some of its subsidiaries have established contributory and noncontributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion of benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥5,243 million, ¥4,537 million and ¥4,614 million in fiscal 2010, 2011 and 2012, respectively.

SHARE OWNERSHIP

As of June 27, 2012, the directors, executive officers and group executives of the Company directly held an aggregate of 84,748 Shares, representing 0.07% of the total Shares issued as of such date.

COMPENSATION

To ensure greater management transparency, we established the executive nomination and compensation committee in June 1999. Its functions included recommending executive remuneration. With the adoption of a “Company with Committees” board model in June 2003, the committee was replaced with separate Nominating and Compensation Committees. For discussion of these committees, see “Item 6.—Directors, Senior Management and Employees—Nominating Committee” and “—Compensation Committee.”

In June 2003, with our adoption of the “Company with Committees” board model, ORIX terminated its program for retirement payments to directors and corporate auditors. In connection with the termination of this system, shareholders approved payments of an aggregate maximum amount of ¥3,250 million to directors and ¥50 million to corporate auditors for accumulated payments. The amount, timing and method of payment was approved for each director and corporate auditor by the then newly established Compensation Committee. The payments to individual directors and corporate auditors were based on the length of service and remuneration at the time of termination.

Compensation for directors, executive officers and group executives in fiscal 2012 was as follows (in millions of yen);

	Fixed compensation (Number of people)	Compensation linked to the performance (Number of people)	Share component of compensation (Number of people)	Total
Outside Director	66 (6)	—	7 (1)	74
Executive Officer and Group Executive	888	179	40	1,108
	(29)	(29)	(2)
Total	955	179	48	1,182
	(35)	(29)	(3)

In June 2005, we introduced a share component of compensation. The total number of points granted to directors, executive officers and group executives for fiscal 2012 is equivalent to 37,600 points. Under this system, ¥131 million, which is equivalent to 17,929 points accumulated up to the time of retirement, was paid to executive officers and group executive who retired during fiscal 2012. As a result, the balance to directors, executive officers and group executives as of March 31, 2012 was 142,679 points.

Compensation for Yoshihiko Miyauchi, Representative Executive Officer, Chairman and Chief Executive Officer of ORIX, for fiscal 2012 was ¥165 million in fixed compensation and ¥28 million in compensation linked to the performance of the Company.

In addition, in June 2005 we established guidelines for ownership of our shares for directors, executive officers and group executives.

There are no service contracts between any of our directors, executive officers or group executives and the Company or any of its subsidiaries providing for benefits upon termination of employment.

The following table shows the names of directors, executive officers and group executives who received stock options, and the number of Shares for which they were granted options, under the stock option plans for each year from 2002 to 2008. No stock options were granted for 2009, 2010, 2011 and 2012. Each unit of the Shares has one vote. We have not issued any preferred shares. Titles for each individual as of June 27, 2012 unless otherwise described, are as follows:

Name	Title	2002–2008 stock option plans
Yoshihiko Miyauchi	Director, Chairman and Chief Executive Officer	87,200
Makoto Inoue	Director, President and Chief Operating Officer	10,100
Haruyuki Urata	Director, Deputy President and Chief Financial Officer	9,400
Hiroaki Nishina	Director, Vice Chairman	31,500
Kazuo Kojima	Director, Corporate Executive Vice President	10,000
Yoshiyuki Yamaya	Director, Corporate Executive Vice President	9,800
Tamio Umaki	Director, Corporate Executive Vice President	19,400
Hirotaka Takeuchi	Outside Director	5,200
Takeshi Sasaki	Outside Director	1,200
Eiko Tsujiyama	Outside Director	0
Robert Feldman	Outside Director	0
Takeshi Niinami	Outside Director	0
Nobuaki Usui	Outside Director	0
Shintaro Agata	Corporate Executive Vice President	20,100
Eiji Mitani	Corporate Senior Vice President	16,400
Katsutoshi Kadowaki	Corporate Senior Vice President	6,900
Takao Kato	Corporate Senior Vice President	3,340
Yuichi Nishigori	Executive Officer	2,840
Kazutaka Shimoura	Executive Officer	4,180
Komei Ikebukuro	Executive Officer	2,040
Hideo Ichida	Executive Officer	3,780
Hideto Nishitani	Executive Officer	2,720
Yasuyuki Ijiri	Executive Officer	3,380
Shigeki Seki	Executive Officer	2,520
Satoru Katahira	Executive Officer	3,200
Tetsuo Matsumoto	Group Senior Vice President	19,400
Katsunobu Kamei	Group Senior Vice President	5,500
Yoshitaka Fujisawa	Group Executive	4,300
Masatoshi Kenmochi	Group Executive	5,200
Toshiyuki Ohto	Group Executive	0

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

Our shareholders approved stock option plans at the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, under which Shares were purchased from the open market and were held by ORIX for transfer to directors and executive officers and some employees of ORIX upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executives and certain employees of our subsidiaries and affiliates. From 2009 to 2012, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

Options granted under stock option plans generally expire one year after the termination of the option holder’s service with the ORIX Group.

An outline of the stock option plans authorized since 2002 is as follows.

	Shares granted	Exercise price per Share	Option expiration date
2002 Stock Acquisition Rights Plan	453,300	¥7,206	June 26, 2012
2003 Stock Acquisition Rights Plan	516,000	¥6,991	June 25, 2013
2004 Stock Acquisition Rights Plan	528,900	¥11,720	June 23, 2014
2005 Stock Acquisition Rights Plan	477,400	¥18,903	June 21, 2015
2006 Stock Acquisition Rights Plan	194,200	¥29,611	June 20, 2016
2007 Stock Acquisition Rights Plan	144,980	¥31,009	June 22, 2017
2008 Stock Acquisition Rights Plan	147,900	¥16,888	June 24, 2018

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2012. Each unit of the Shares (1 unit = 10 Shares) has one vote, and none of our major shareholders have different voting rights. We do not issue preferred shares.

Name	Number of Shares held	Percentage of Issued shares
	(Thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	12,346	11.19
The Master Trust Bank of Japan, Ltd. (Trust Account)	12,105	10.97
Japan Trustee Services Bank, Ltd. (Trust Account 9)	4,798	4.35
SSBT OD05 OMNIBUS ACCOUNT—TREATY CLIENTS	4,140	3.75
The Chase Manhattan Bank 385036	3,985	3.61
State Street Bank and Trust Company	3,020	2.73
Mellon Bank, N. A. as Agent for its Client Mellon Omnibus US Pension	2,068	1.87
State Street Bank and Trust Company 505225	1,980	1.79
The Nomura Trust and Banking Co, Ltd. (Trust Account)	1,585	1.43
Northern Trust Company AVFC Re Fidelity Funds	1,561	1.41

ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2012, the percentage of issued Shares held by overseas corporations and individuals was 49.21%. On March 31, 2012, approximately 2,748,724 ADSs were outstanding (equivalent to 1,374,362 or approximately 1.24% of ORIX’s issued Shares as of that date). As of March 31, 2012, all our ADSs were held by 3 record holders in the United States.

In June 2012, we received a copy of a filing made by JP Morgan Group to the Kanto Local Finance Bureau on June 15, 2012 indicating that the JP Morgan Asset Management and several companies of JP Morgan Group held 8,459,945 Shares (including 982,242 residual securities), representing 7.61% of ORIX’s outstanding Shares as part of JP Morgan Group’s assets under management.

In May 2012, we received a copy of a filing made by Mizuho Financial Group to the Kanto Local Finance Bureau on May 22, 2012 indicating the Mizuho Financial Group, primarily through Mizuho Trust & Banking Co., Ltd. held 5,060,656 Shares (including 1,616,028 residual securities), representing 4.52% of ORIX’s outstanding Shares, as part of Mizuho Financial Group’s assets under management.

In April 2012, we received a copy of a filing made by Sumitomo Mitsui Trust Holdings to the Kanto Local Finance Bureau on April 19, 2012 indicating the Sumitomo Mitsui Trust Holdings, primarily through The Sumitomo Trust and Banking Co., Ltd. held 9,063,549 Shares (including 87,539 residual securities), representing 8.21% of ORIX’s outstanding Shares, as part of Sumitomo Mitsui Financial Trust Holdings’ assets under management.

In April 2012, we received a copy of a filing made by Nomura Group to the Kanto Local Finance Bureau on April 6, 2012 indicating the Nomura Group, primarily through Nomura Asset Management Co., Ltd., held 8,837,890 Shares (including 4,038,445 residual securities), representing 7.73% of ORIX’s outstanding Shares, as part of Nomura Group’s assets under management.

In March 2012, we received a copy of a filing made by Mitsubishi UFJ Financial Group to the Kanto Local Finance Bureau on March 19, 2012 indicating the Mitsubishi UFJ Financial Group, primarily through Mitsubishi UFJ Trust and Banking Corporation, held 5,805,256 Shares (including 518,743 residual securities), representing 5.24% of ORIX’s outstanding Shares, as part of the Mitsubishi UFJ Financial Group’s assets under management.

In January 2012, we received a copy of a filing made by Fidelity Group to the Kanto Local Finance Bureau on January 17, 2012, indicating the Fidelity Group, primarily through FMR LLC, held 13,282,132 Shares, representing 12.05% of ORIX’s outstanding Shares, as part of Fidelity Group’s assets under management.

In July 2011, we received a copy of a filing made by Alliance Bernstein Group, to the Kanto Local Finance Bureau on July 5, 2011 indicating Alliance Bernstein Group, primarily through Alliance Bernstein L.P., held 5,397,775 Shares, representing 4.90% of ORIX’s outstanding Shares, as part of Alliance Bernstein Group’s assets under management.

RELATED PARTY TRANSACTIONS

To our knowledge, no person beneficially owns 5% or more of any class of the Shares which might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with the Nomura Group, the JP Morgan Group, the Sumitomo Mitsui Trust Holdings, the Mizuho Financial Group, the Mitsubishi UFJ Financial Group, the Alliance Bernstein Group, the Fidelity Group or other shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain key management personnel or with certain companies over which we, or our key management personnel, may have a significant influence. Our business relationships with these companies and individuals cover many of the financial services we provide our clients generally. We believe that we conduct our business with these companies and individuals in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in us, if they were not our key management personnel, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

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

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph except as follows. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥38,189 million as of March 31, 2012 and did not exceed ¥60,000 million at any time during fiscal 2012.

Of the total amount of related party loans, ¥23,520 million consisted of term loans to ORIX Credit Corporation, with interest rates ranging from 1.0 to 2.5%. On June 29, 2012, we expect to purchase all shares of ORIX Credit held by Sumitomo Mitsui Banking Corporation to make ORIX Credit our wholly-owned subsidiary. The largest outstanding amount of loans to ORIX Credit Corporation during fiscal 2012 was ¥41,980 million. The remaining amount represents loans to companies that may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph, which are described below. These loans were made in the ordinary course of business. The interest rate of these loans and the largest amounts outstanding during the fiscal year ended and the amounts outstanding as of March 31, 2012 were as follows:

Related Party	The largest amount outstanding during the fiscal year ended March 31, 2012	Amount outstanding as of March 31, 2012	Interest rate
	(Millions of yen)		(%)
Flexible Energy Service Co., Ltd.	¥59	¥51	6.0
Plaza Sunroute Co.	1,534	1,534	3.5
Global D&E Co., Ltd.	1,100	0	10.0
ORIX JREIT Inc.	9,000	5,500	1.7–2.1
Sanyo Homes Corporation	1,560	1,060	1.8–2.5
Pacific League Marketing Corporation	17	11	3.5
Yamaguchi Leasing Corporation	200	200	0.7–0.9
SHIGAGIN LEASE CAPITAL CO., LTD.	300	70	0.8
Torigin Leasing Corporation	295	295	1.0–1.2
TOMONY Lease, Inc.	300	263	1.0
DAIKYO INCORPORATED	1,545	1,545	1.2–1.7
Embio Holdings Inc.	20	1	1.7
Narutaki Senior Community Corporation	63	58	No interest
BAROQUE JAPAN Ltd.	417	250	1.3–2.1
Dragon Wealth Development Limited	711	661	2.1–2.2
Aisling Airlease Ltd.	684	479	8.0
Kyushu Leasing Services Co., Ltd	2,972	2,563	1.8–3.2
LEIS Corporation	30	30	8.0
Ecobanks Ltd.	62	0	4.3
Venrich Co., Ltd.	10	10	No interest
MU Planning Corporation	1	1	No interest
Yamatojuken	35	9	3.0
World Service Corporation	100	78	2.0

One of our subsidiaries, ORIX Living Corporation is party to a customer referral agreement with I Seeds Corporation (“I Seeds”). A son of Yoshihiko Miyauchi, Chairman and Chief Executive Officer, is a

representative director of I Seeds. Although the agreement and related transactions were made in the ordinary course of business and are not material to us, they may be material to I Seeds. ORIX Living Corporation had three transactions with I Seeds. The total fees ORIX Living Corporation paid under the agreement for the fiscal year ended March 31, 2012 were less than ¥1 million.

One of our subsidiaries, ORIX Real Estate Corporation, is party to an environment-related business advisory and business trust agreement with Yoshikane Yokoyama, a brother of a former outside director, Yoshinori Yokoyama who had retired from the position on June 25, 2012. The total fees ORIX Real Estate Corporation paid under the agreement for the fiscal year ended March 31, 2012 were less than ¥10 million. Although the agreement and related transactions were made in the ordinary course of business and are not material to us, it may be material to Mr. Yokoyama.

We are party to various real estate transactions with ORIX JREIT Inc. We hold ORIX JREIT shares and it is an affiliated company. Our transactions with ORIX JREIT Inc. primarily relate to the purchase of our rental properties by ORIX JREIT Inc. These transactions were done at fair prices based on third-party appraisals, and were valued less than ¥37,000 million in the aggregate for the fiscal year ended March 31, 2012. We also entered into certain ordinary course of business transactions with ORIX JREIT Inc. These transactions are not material to us, although they may be material to ORIX JREIT Inc.

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

TOKYO STOCK EXCHANGE PRICE PER SHARE

	Price per Share (¥)		Translated into dollars per ADS
	High	Low	High	Low
Fiscal Year ended March 31, 2008	35,200	11,930	146	123
Fiscal Year ended March 31, 2009	21,240	1,707	101	9
Fiscal Year ended March 31, 2010	8,480	3,200	45	16
Fiscal Year ended March 31, 2011
First fiscal quarter	8,670	6,370	47	35
Second fiscal quarter	6,970	6,100	41	35
Third fiscal quarter	8,080	6,200	49	37
Fourth fiscal quarter	9,450	7,410	57	46
Fiscal Year ended March 31, 2012
First fiscal quarter	8,090	7,290	50	45
Second fiscal quarter	8,450	5,550	54	36
Third fiscal quarter	7,200	5,690	48	37
Fourth fiscal quarter	8,460	6,430	51	42
Recent Six Months
December 2011	6,750	6,300	43	40
January 2012	7,220	6,430	46	42
February 2012	7,890	7,240	49	47
March 2012	8,460	7,700	51	48
April 2012	8,120	7,290	49	45
May 2012	7,460	6,750	47	42

NEW YORK STOCK EXCHANGE

The ADSs are listed on the New York Stock Exchange under the symbol “IX.”

Two ADSs represent one share. On March 31, 2012, approximately 2,748,724 ADSs were outstanding. This is equivalent to 1,374,362 or approximately 1.24% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by three record holders in the United States.

The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE PRICE PER ADS

	Price per ADS ($)		Average daily trading volume (shares)
	High	Low
Fiscal Year ended March 31, 2008	144.79	61.00	36,090
Fiscal Year ended March 31, 2009	98.79	9.72	68,653
Fiscal Year ended March 31, 2010	44.29	17.35	46,577
Fiscal Year ended March 31, 2011
First fiscal quarter	46.03	34.98	24,551
Second fiscal quarter	40.72	34.53	16,479
Third fiscal quarter	49.09	36.70	17,745
Fourth fiscal quarter	56.78	45.38	22,698
Fiscal Year ended March 31, 2012
First fiscal quarter	50.11	43.31	19,711
Second fiscal quarter	54.23	36.94	41,316
Third fiscal quarter	47.87	37.62	23,213
Fourth fiscal quarter	50.49	41.41	19,895
Recent Six Months
December 2011	43.44	39.89	19,519
January 2012	47.71	41.41	11,933
February 2012	49.67	47.43	27,193
March 2012	50.49	46.75	20,498
April 2012	49.44	45.12	19,503
May 2012	47.00	42.53	7,457

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

Stock

Our authorized share capital is 259,000,000 shares. Currently our Articles of Incorporation provide only for the issuance of shares of common stock. As of March 31, 2012 we had 110,254,422 shares issued without par value, all of which were fully paid and nonassessable.

Unless shareholders’ approval is required as described in “Voting Rights,” the shares will be issued under a resolution approved by the board of directors and a decision made by the executive officer under delegation by the board of directors.

For a change in the number of shares issued for the past three fiscal years, see Note 21 of “Item 18. Financial Statements” for fiscal 2012.

Under the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, Etc. of Japan and regulations thereunder, or the Book-Entry Law, in Japan, every share which is listed on any of the stock exchanges in Japan shall be transferred and settled only by the central clearing system provided by Japan Securities Depository Center, Inc. (“JASDEC”) and all Japanese companies listed on any Japanese stock exchange no longer issue share certificates. Shareholders of listed shares must have accounts at account management institutions to hold their shares unless such shareholder has an account at JASDEC, and any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded in the transferee’s account at an account managing institution under the Book-Entry Law. The holder of an account at an account managing institution is presumed to be the legal owner of the shares recorded in such account. Under the Companies Act and the Book-Entry Law, in order to assert shareholders’ rights against us, the transferee must have his or her name and address registered on our Register of Shareholders, except in limited circumstances. Foreign shareholders may file specimen signatures in lieu of seals. Nonresident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan. The registration of transfer and the application for reduced withholding tax on dividends can usually be handled by a standing proxy. See “Taxation—Japanese Taxation.” Japanese securities companies and commercial banks customarily will act as standing proxies and provide related services for standard fees.

Our transfer agent is Mitsubishi UFJ Trust and Banking Corporation, located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 137-8081, Japan.

In general, there are no limitations on the right to own shares of our common stock, including the rights of nonresidents or foreign shareholders to hold or exercise voting rights on the securities imposed under Japanese law or by our Articles of Incorporation.

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

The amount of surplus at any given time must be calculated in accordance with the following formula:

A + B + C + D – (E + F + G)

In the above formula:

“A” =	the total amount of other capital surplus and other earnings surplus, each such amount being that appearing on our nonconsolidated balance sheet as of the end of the last fiscal year;

“B” =	(if we have disposed of our treasury stock after the end of the last fiscal year) the amount of the consideration for such treasury stock received by us less the book value thereof;

“C” =	(if we have reduced our stated capital after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to capital reserve or earned surplus reserve (if any);

“D” =	(if we have reduced our capital reserve or earned surplus reserve after the end of the last fiscal year) the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

“E” =	(if we have cancelled our treasury stock after the end of the last fiscal year) the book value of such treasury stock;

“F” =	(if we have distributed surplus to our shareholders after the end of the last fiscal year) the amount of the assets distributed to shareholders by way of such distribution of surplus;

“G” =	certain other amounts set forth in an ordinance of the Ministry of Justice, including (if we have reduced surplus and increased stated capital, capital reserve or earned surplus reserve after the end of the last fiscal year) the amount of such reduction and (if we have distributed surplus to our shareholders after the end of the last fiscal year) the amount set aside in capital reserve or earned surplus reserve (if any) as required by ordinances of the Ministry of Justice.

Under the Companies Act, the aggregate book value of surplus distributed by us may not exceed a prescribed distributable amount, as calculated on the effective date of such distribution. Our distributable amount at any given time shall be the amount of surplus less the aggregate of: (a) the book value of our treasury stock; (b) the amount of consideration for any of our treasury stock disposed of by us after the end of the last fiscal year; and (c) certain other amounts set forth in an ordinance of the Ministry of Justice, including (if the total of the one-half of goodwill and the deferred assets exceeds the total of stated capital, capital reserve and earned surplus reserve, each such amount being that appearing on our nonconsolidated balance sheet as of the end of the last fiscal year) all or certain part of such exceeding amount as calculated in accordance with the ordinances of the Ministry of Justice. If we have opted to become a company that applies the restriction on distributable amounts on a consolidated basis (renketsu haito kisei tekiyo kaisha), we will further deduct from the amount of surplus a certain amount which is calculated based on our nonconsolidated and consolidated balance sheets as of the end of the last fiscal year as provided in ordinances of the Ministry of Justice.

If we have prepared interim financial statements as described below after the end of the last fiscal year, and if such interim financial statements have been approved by our board of directors or (if so required) by a general meeting of our shareholders, then the distributable amount must be adjusted to take into account the amount of profit or loss as set forth in ordinances of the Ministry of Justice, and the amount of consideration for any of our treasury stock disposed of by us, during the period in respect of which such interim financial statements have been prepared. Under the Companies Act, we are permitted to prepare nonconsolidated interim financial statements consisting of a balance sheet as of any date subsequent to the end of the last fiscal year and an income statement for the period from the first day of the current fiscal year to the date of such balance sheet. Interim financial statements prepared by us must be reviewed by our independent auditors, as required by an ordinance of the Ministry of Justice.

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

Unit Share System

Our Articles of Incorporation provides that ten shares constitute one “unit” of shares. The number of shares constituting a unit may be altered by amending our Articles of Incorporation. The number of shares constituting a unit is not permitted to exceed 1,000 shares.

A shareholder may not exercise shareholders’ rights in relation to any shares that it holds that are less than one unit other than the rights set forth below under the Companies Act and the Articles of Incorporation.

(i)	The right to receive the distribution of money, etc., when the Company distributes the money, etc. in exchange for acquiring one class of shares subject to terms under which the Company shall acquire all of such class shares;

(ii)	The right to receive the distribution of money, etc., in exchange for acquisition of shares subject to terms under which the Company shall acquire such shares;

(iii)	The right to receive allocation of shares when the Company allocates its shares without having a shareholder make new payment;

(iv)	The right to demand that the Company purchase shares that are less than one Unit held by the shareholder;

(v)	The right to receive distribution of remaining assets;

(vi)	The right to demand review of the Articles of Incorporation and the Register of Shareholders and delivery of their copies or a document describing registered matters, etc.;

(vii)	The right to demand registration or recordation of matters to be registered or recorded on the Register of Shareholders when the shareholder acquired the shares;

(viii)	The right to receive the distribution of money, etc. pursuant to reverse stock split, stock split, allocation of stock acquisition right for free (which means that the Company allocates its stock acquisition right without having a shareholder make new payment), distribution of dividends from retained earnings or change of corporate organization;

(ix)	The right to receive the distribution of money, etc. to be distributed pursuant to merger, share exchange or share-transfer effected by the Company;

(x)	The right to subscribe to Offering Shares and Offering Stock Acquisition Rights on a pro rata basis based upon the number of shares held by the shareholder; and

(xi)	The right to demand that the Company sell to the shareholder the number of additional shares necessary to make the number of shares of less than one Unit held by the shareholder, equal to one Unit.

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

General Meetings of Shareholders

The ordinary general meeting of our shareholders is usually held in Tokyo in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders’ meeting stating the place, time and purpose thereof must be dispatched to each shareholder (or, in the case of a nonresident shareholder, to its resident proxy or mailing address in Japan) having voting rights at least two weeks prior to the date of such meeting. The record date for an ordinary general meeting of shareholders is March 31 of each year. General meetings of shareholders can be called by a director pursuant to a resolution of the board of directors.

Any shareholder or group of shareholders with at least 3.0% of the total number of voting rights for a period of six months or longer may require the convocation of a general meeting of shareholders for a particular purpose by showing such a purpose and reason for convocation to one of our directors. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such shareholders’ meeting.

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

Under the Companies Act and our Articles of Incorporation, any amendment to our Articles of Incorporation (except for certain amendments, see “Stock Splits”) and certain other instances require approval by a “special resolution” of shareholders, where the quorum is one-third of the total number of voting rights and the approval by at least two-thirds of the number of voting rights represented at the meeting is required. Other instances requiring such a “special resolution” include (i) the reduction of its stated capital, (ii) the removal of a director, (iii) the dissolution, liquidation, merger or consolidation, merger and corporate split or (iv) the formation of a parent company by way of share exchange or share transfer, (v) the transfer of the whole or a substantial part of its business, (vi) the acquisition of the whole business of another company, (vii) the issue to persons other than the shareholders of new shares at a “specially favorable” price or the issue or transfer to persons other than the shareholders of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) under “specially favorable” conditions, (vii) consolidation of shares and (ix) acquisition of its own shares from a specific party other than its subsidiaries.

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

MATERIAL CONTRACTS

None.

FOREIGN EXCHANGE AND OTHER REGULATIONS

Foreign Exchange

The Foreign Exchange and Foreign Trade Law of Japan, as amended, and the cabinet orders and ministerial ordinances thereunder (the “Foreign Exchange Regulations”) govern the acquisition and holding of shares of capital stock of ORIX by “exchange nonresidents” and by “foreign investors” (as defined below). The Foreign Exchange Regulations currently in effect do not, however, regulate transactions between exchange nonresidents who purchase or sell shares outside Japan for non-Japanese currencies.

“Exchange nonresidents” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Generally, the branch and other offices of nonresident corporations located within Japan are regarded as residents of Japan and branch and other offices of Japanese corporations located outside Japan are regarded as exchange nonresidents. “Foreign investors” are defined to be (i) individuals who are exchange nonresidents, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) corporations (1) of which 50% or more of their voting rights are held, directly or indirectly, by (i) and/or (ii) or (2) a majority of the officers (or officers having the power of representation) of which are nonresident individuals.

In general, the acquisition of a Japanese company’s stock shares (such as the shares of capital stock of ORIX) by an exchange nonresident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, prior approval by the Minister of Finance for an acquisition of this type may be required. While prior approval, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of capital stock of ORIX) for consideration exceeding ¥100 million to an exchange nonresident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial future trader licensed under the Japanese laws.

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

The acquisition of shares by exchange nonresidents by way of stock split is not subject to the foregoing notification requirements.

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, Shares held by nonresidents of Japan may in general be converted into any foreign currency and repatriated abroad.

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

Filing of Share Acquisition Plan

The Act on Prohibition of Private Monopoly and Maintenance of Fair Trade requires any company (including a foreign company) which crosses certain domestic sales thresholds and newly acquires a holder of more than 20% or 50% of the total issued voting shares of capital stock (such as the shares of capital stock of ORIX) or the shares of a company (including a foreign company) which meets certain conditions, to file a share acquisition plan concerning such shares with the Fair Trade Commission at least 30 days prior to the closing or the acquisition.

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

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS
March 31, 2008	¥260.00	$1.24
March 31, 2009	70.00	0.36
March 31, 2010	75.00	0.40
March 31, 2011	80.00	0.49
March 31, 2012	90.00	0.57

We believe that securing profits from its businesses, primarily as retained earnings, and utilizing them for strengthening its base of operations and making investments for growth, assists in sustaining profit growth while maintaining financial stability, and leading to increased shareholder value.

Regarding dividends, ORIX responds to shareholder expectations by increasing shareholder value through mid- to long-term profit growth and steady distribution of profit.

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering the factors such as changes in the economic environment, trend in stock prices, and financial situation.

Given the policy outlined above and the current operating environment, the annual dividend will be 90 yen per share, up from 80 yen in the previous year. Dividend distribution is scheduled once a year as a year-end dividend.

Pursuant to the amendment to the Act on Special Measures Concerning Taxation, dividends paid to U.S. Holders of Shares or ADSs are generally subject to a Japanese withholding tax at the rate of 7% for the period from January 1, 2009 to December 31, 2012.

TAXATION

JAPANESE TAXATION

The following is a summary of the principal Japanese tax consequences for owners of the Shares or ADSs who are nonresident individuals of Japan or non-Japanese corporations without a permanent establishment in Japan (“nonresident Holders”). The statements regarding Japanese tax laws set forth below are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or conventions for the avoidance of double taxation occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor and potential investors are advised to consult with their own tax advisors to satisfy themselves as to:

•	the overall tax consequences of the acquisition, ownership and disposition of Shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence.

Shares

Generally, a nonresident Holder is subject to Japanese withholding tax on dividends on Shares or ADSs paid by us. Stock splits are not subject to Japanese income or corporation tax.

Pursuant to the Act on Special Measures Concerning Taxation, the Japanese withholding tax rate applicable to dividends on Shares or ADSs paid to nonresident Holders by us is (i) 7% for dividends due and payable on or before December 31, 2012, (ii) 7.147% for dividends due and payable on or after January 1, 2013 through December 31, 2013, and (iii) 15.315% for dividends due and payable on or after January 1, 2014, in each case, except for dividends paid to any individual nonresident Holder who holds 3% or more of the total number of shares issued by us, where the 20% (on or after January 1, 2013, 20.42%) withholding tax rate will apply. Japan has entered into income tax treaties, conventions and agreements where this withholding tax rate is, in some cases, reduced to a lower percentage for portfolio investors. Nonresident Holders who are entitled under an applicable treaty, convention, or agreement to this reduced Japanese withholding tax rate are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant Japanese tax authority before the payment of dividends. A standing proxy for a nonresident Holder may provide such application service. Nonresident Holders who do not submit an application in advance will be entitled to claim the refund from the relevant Japanese tax authority of those withholding taxes withheld in excess of the rate of an applicable tax treaty.

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

Gains derived from the sale outside Japan of Shares or ADSs by a nonresident Holder, are, in general, not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired Shares or ADSs as a legatee, heir or done.

UNITED STATES TAXATION

The following discussion describes the material U.S. federal income tax consequences of ownership and disposition of Shares or ADSs held as capital assets by U.S. Holders (described below).

This discussion does not describe all of the tax consequences that may be relevant to a U.S. holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities who use a mark-to-market method of tax accounting;

•	persons holding Shares or ADSs as part of a hedging transaction, straddle, conversion transaction or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	persons that own or are deemed to own 10% or more of the voting stock of the Company;

•	persons holding the shares or ADSs in connection with a trade or business carried on outside the United States; or

•	persons who acquired Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

Taxation of Distributions

Subject to the PFIC rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we expect to be a PFIC, dividends paid by us will not be eligible for the reduced 15% dividend tax rate otherwise available to certain noncorporate U.S. Holders. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Japanese taxes, as discussed above under “Taxation—Japanese Taxation—Shares.” The amount of the dividend will be treated as foreign source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in yen will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize a foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have a foreign currency gain or loss if such holder does not convert the amount of such dividend into U.S. dollars on the date of its receipt. Any foreign currency gain or loss resulting from the conversion of the yen will generally be treated as U.S. source ordinary income or loss.

Subject to the PFIC rules described below and to applicable limitations that may vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Japanese taxes withheld from dividends on Shares or ADSs at a rate not exceeding the applicable rate provided for by the Tax Convention will be creditable against the U.S. Holder’s U.S. federal income tax liability. The maximum rate of withholding tax on dividends paid to a U.S. Holder pursuant to the Tax Convention is 10%. As discussed under “—Japanese Taxation—Shares” above, under current Japanese law, the statutory rate will be lower than the maximum Tax Convention rate through December 31, 2013. After this date, the statutory rate will be higher than the maximum Tax Convention rate. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, U.S. Holders may, upon election, deduct such otherwise creditable Japanese taxes in computing taxable income, subject to generally applicable limitations under U.S. law.

Passive Foreign Investment Company Rules

If, as expected, we are a PFIC for any year during a U.S. Holder’s holding period of the Shares or ADSs, and the U.S. Holder has not made a mark-to-market election for the Shares or ADSs, as described below, the holder will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of Shares or ADSs (including under certain circumstances, a pledge, and under proposed Treasury regulations, a disposition pursuant to certain otherwise tax-free reorganizations) gain recognized by a U.S. Holder would be allocated ratably over its holding period for the Shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for such year, as appropriate, and an interest charge would be imposed on the tax liability allocated to such taxable year. Similar rules would apply to any distribution in respect of Shares or ADSs to the extent it exceeds 125 percent of the average of the annual distributions on Shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Any loss realized on a disposition of Shares or ADSs will be capital loss, and will be long-term capital loss if the U.S. Holder held the Shares or ADSs for more than one year. The amount of the loss will equal the difference between the U.S. Holder’s tax basis in the Shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such loss will generally be U.S.-source loss for foreign tax credit purposes.

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

If the Shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of Shares or ADSs would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the Shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. A “qualified exchange” includes the NYSE on which our ADSs are traded and a foreign exchange that is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service (“IRS”) has not yet identified specific foreign exchanges that are “qualified” for this purpose. Under current law, the mark-to market election may be available to holders of ADSs because the ADSs will be listed on the NYSE, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. However, even if a U.S. Holder makes a mark-to-market election with respect to our Shares or ADSs, a U.S. Holder will not be able to make a mark-to-market election with respect to any of our subsidiaries that are PFICs.

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

We do not intend to comply with the requirements necessary for a U.S. Holder to make a qualified electing fund election, which is sometimes available to shareholders of a PFIC.

Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on distributions on shares in a PFIC.

If a U.S. Holder owns Shares or ADSs during any year in which we are a PFIC, the U.S. Holder may be required to file an annual report with the IRS, containing such information as the U.S. Treasury may require, with the holder’s federal income tax return for that year.

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

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, generally on Form 8938, subject to exceptions (including an exception for financial assets held through a U.S. financial institution). Certain U.S. Holders that are entities may be subject to similar rules in the future. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the Shares or ADSs.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

MARKET RISKS

Our primary market risk exposures are interest rate risk, exchange rate risk and risk of market prices in stocks. We enter into derivative transactions to hedge interest rate risk and exchange rate risk. Our risk management for market risk exposure and derivative transactions are described under “Item 5. Operating and Financial Review and Prospects—Risk Management.”

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

Interest Rate Risk

Many of our assets and liabilities are composed of floating and fixed rate assets and liabilities. Movements in market interest rates affect gains and losses from fair values of these assets and liabilities. We attempt to control gains and losses by match-funding our floating rate assets against our floating rate liabilities, and our fixed-rate assets against our fixed rate liabilities.

For example, floating rate loan and bond assets bear the risk of reduced interest income due to a decline in market interest rates. Conversely, floating rate debt liabilities bear the risk of increased interest expense due to a rise in market interest rates. As a result of the inverse relationship, risks for floating rate assets and floating rate liabilities can be used to offset each other and we seek to keep sums for floating rate assets and floating rate liabilities closely matched to achieve risk reduction. However, the matching is not perfect. For example, some floating rate assets and liabilities may use a different base rate, and an adverse movement in such rates may result in an insufficient hedge.

Likewise receivable income from fixed rate direct financing leases (lease income) and loan (interest income) assets will not change when market interest rates rise, which may adversely affect their fair value. Conversely, fixed rate liabilities bear the risk of a rise in fair value when market interest rates decline. However, the fair value fluctuation risk for fixed rate assets and liabilities can be used to offset each other and we seek to closely match sums for fixed rate assets and liabilities to achieve risk reduction.

We perform asset liability management through various methods including balance comparisons for fixed rate and floating rate assets and liabilities, interest rate sensitivity tests, and VaR calculations. It is our basic policy to control interest rate risk within a fixed range by matching the interest rate sensitivities of assets and liabilities while utilizing interest rate derivatives.

The table of interest rate sensitivity for financial instruments summarizes installment loans, investments in securities (floating and fixed rate) and long- and short-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contractual period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2012 were: 4.2% for installment loans, 1.7% for investment in securities (floating and fixed rate), 2.1% for long- and short-term debt and 0.7% for deposits. As of March 31, 2012, the average payment rate of interest rate swaps was 1.1% and the average receipt rate was 1.6%. The average interest rates of financial instruments as of March 31, 2011 were: 4.4% for installment loans, 1.9% for investments in securities (floating and fixed rate), 2.0% for long- and short-term debt and 0.8% for deposits. As of March 31, 2011, the average payment rate of interest rate swaps was 1.4% and the average receipt rate was 1.6%. As of March 31, 2012, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2011. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY

NONTRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2012 Estimated Fair Value
	Year ended and ending March 31,
	2013	2014	2015	2016	2017
	(Millions of yen)
Assets:
Installment loans (fixed rate)	¥473,513	¥223,102	¥106,326	¥106,341	¥36,795	¥152,044	¥1,098,121	¥1,077,825
Average interest rate	5.0%	5.7%	5.6%	6.2%	5.6%	3.9%	5.2%	—
Installment loans (floating rate)	¥370,649	¥212,127	¥176,364	¥108,578	¥87,404	¥619,096	¥1,574,218	¥1,513,637
Average interest rate	3.6%	4.0%	3.7%	4.6%	3.9%	2.9%	3.5%	—
Investment in securities (fixed rate)	¥189,480	¥35,664	¥62,760	¥72,121	¥34,226	¥281,941	¥676,192	¥680,893
Average interest rate	0.8%	1.8%	1.6%	1.1%	2.0%	2.3%	1.6%	—
Investment in securities (floating rate)	¥102,921	¥34,198	¥9,407	¥9,865	¥2,075	¥9,352	¥167,818	¥167,142
Average interest rate	2.3%	1.9%	1.6%	1.4%	2.0%	3.3%	2.2%	—
Liabilities:
Short-term debt	¥457,973	¥—	¥—	¥—	¥—	¥—	¥457,973	¥457,973
Average interest rate	1.4%	—	—	—	—	—	1.4%	—
Deposits	¥726,941	¥120,289	¥129,936	¥66,772	¥59,576	¥—	¥1,103,514	¥1,107,440
Average interest rate	0.6%	0.8%	1.0%	0.9%	0.5%	—	0.7%	—
Long-term debt (fixed rate)	¥579,668	¥758,504	¥342,809	¥414,184	¥314,263	¥177,555	¥2,586,983	¥2,581,495
Average interest rate	2.0%	2.6%	2.4%	3.3%	1.8%	3.2%	2.7%	—
Long-term debt (floating rate)	¥569,810	¥400,383	¥190,606	¥185,326	¥182,762	¥151,610	¥1,680,497	¥1,681,117
Average interest rate	1.4%	1.3%	1.4%	1.2%	0.8%	1.0%	1.3%	—

NONTRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2012 Estimated Fair Value
	Year ended and ending March 31,
	2013	2014	2015	2016	2017
	(Millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥1,558	¥63,814	¥51,510	¥25,136	¥941	¥6,897	¥149,856	¥(1,256)
Average pay rate	4.9%	1.2%	1.5%	1.1%	2.0%	1.5%	1.4%	—
Average receive rate	3.5%	0.9%	1.2%	0.8%	0.6%	0.9%	1.0%	—
Notional amount (fixed to floating)	¥2,000	¥—	¥—	¥80,996	¥—	¥3,000	¥85,996	¥4,603
Average pay rate	0.6%	—	—	0.7%	—	0.7%	0.7%	—
Average receive rate	1.9%	—	—	2.7%	—	2.1%	2.6%	—

The above table excludes “purchased loans” for which there is interest rate exposure. We acquire deteriorated credit loans at a discount and we call them “purchased loans” for which full collection of all contractually required payments from the debtors is unlikely under ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”). It is difficult to estimate the timing and extent of collection for these loans. Total book value of our purchased loans as of March 31, 2012 amounted to ¥97,559 million.

We are also exposed to interest rate risks on life insurance policies issued by ORIX Life Insurance because policy payments we receive do not fluctuate based on changes in market interest rates. As such, changes in market interest rates may affect the fair value of these policies as well as our obligations under insurance products, (based on actuarial determinations).

Exchange Rate Risk

We hold foreign currency-denominated assets and liabilities and deal in foreign currencies. It is our policy to match balances of foreign currency-denominated assets and liabilities as a means of hedging exchange rate risk. There are, however, cases where a certain part of our foreign currency-denominated investments are not hedged for such risk.

Furthermore, surplus capital accumulated in foreign currencies in our overseas subsidiaries is translated to Japanese yen upon consolidation. ORIX Corporation shareholder’s equity is accordingly subject to exchange rate risk arising from such translations.

We identified all positions subject to a change in the value of the currency and calculated potential losses in future earnings resulting from several hypothetical scenarios experiencing 10% changes in related currencies. The largest such losses were estimated in scenarios where the yen appreciated 10% against the U.S. dollar from the rate in effect on March 31, 2011, and where the euro appreciated 10% against the U.S. dollar from the rate in effect on March 31, 2012. Based on these scenarios, exchange losses in future earnings were estimated to be ¥1,212 million and ¥1,603 million at March 31, 2011 and 2012, respectively.

Risk of Market Prices in Stocks

We have marketable stocks, which are subject to price risk arising from changes in their market prices. Our shareholder’s equity and net income bear risks due to changes in the market prices of these securities. To manage these risks of market price fluctuations, we assume a scenario of a 10% uniform downward movement in stock prices compared with stock prices as of March 31, 2011 and 2012, respectively, and under such circumstances estimate a ¥7,137 million and ¥8,510 million decrease in the fair value of our equity securities as of March 31, 2011 and 2012.

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

PAYMENTS TO ORIX FROM THE DEPOSITARY

The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, NYSE listing fee, and proxy voting and related expenses. In fiscal 2012, this amount was $42,716.25.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

As of March 31, 2012, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding the achievement of management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms. There has been no change in the ORIX Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2012 by using the criteria set forth in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2012.

The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our financial statements as of and for the year ended March 31, 2012, as stated in their attestation report which is included in Item 18 (page F-3).

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

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2011 and 2012, our auditors (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥1,441 million and ¥1,419 million, respectively, for direct audit fees.

AUDIT-RELATED FEES

In fiscal 2011 and 2012, our auditors billed us ¥33 million and ¥49 million, respectively, for audit-related services, including services related to due diligence.

TAX FEES

In fiscal 2011 and 2012, our auditors billed us ¥44 million and ¥68 million, respectively, for tax-related services, including tax compliance and tax advice.

ALL OTHER FEES

In fiscal 2011 and 2012, our auditors billed us ¥5 million and ¥16 million, respectively, for other products and services which primarily consisted of advisory services.

AUDIT COMMITTEE’S PRE-APPROVAL POLICIES AND PROCEDURES

In terms of audit services, every year the independent registered public accounting firm draws up its annual audit plan and annual budget, which is evaluated by ORIX’s Accounting Department. Subsequently, pre-approval is obtained from the Audit Committee.

Non-audit services are generally not obtained from the independent registered public accounting firm or its affiliates. In situations where ORIX must engage the non-audit services of the independent registered public accounting firm, preapproval is obtained from the Audit Committee on a case-by-case basis only after the reason has been specified.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2012	(a) Total number of Shares Purchased(1)	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs(2)
April 2011	8	¥7,493	0	¥0
May 2011	2	7,870	0	0
June 2011	28	7,489	0	0
July 2011	16	8,044	0	0
August 2011	0	—	0	0
September 2011	2	6,625	0	0
October 2011	0	—	0	0
November 2011	8	6,600	0	0
December 2011	0	—	0	0
January 2012	4	7,200	0	0
February 2012	1	7,240	0	0
March 2012	6	7,830	0	0

Total	75	¥7,509	0	¥0

(1)

One unit of the Shares comprises 10 Shares. Each unit of Shares has one vote. A holder who owns Shares in other than a multiple of 10 will own less than a whole unit (i.e., for the portion constituting fewer than 10 Shares). Under the unit share system, holders of Shares constituting less than a unit have the right to require ORIX to purchase their Shares and the right to require ORIX to sell them additional Shares to create a whole unit of 10 Shares.

(2)	There is no plan or program to purchase Shares announced in fiscal 2012 and up until the filing of this annual report.

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

•

hold regularly scheduled executive sessions for our outside directors; or obtain shareholder approval for all equity compensation plans for employees, directors or executive officers of ORIX or for material revisions to any such plans.

PART III

Item 17. Financial Statements

ORIX has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-131.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2011 and 2012 (page F-4);

(b)	Consolidated Statements of Income for the years ended March 31, 2010, 2011 and 2012 (page F-6);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2010, 2011 and 2012 (page F-8);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2010, 2011 and 2012 (page F-9);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2010, 2011 and 2012 (page F-12);

(f)	Notes to Consolidated Financial Statements (page F-13 to F-130);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-131).

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 22, 2011 (Incorporated by reference from the annual report on Form 20-F filed on June 24, 2011, commission file number 001-14856).

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 24, 2008 (Incorporated by reference from the annual report on Form 20-F filed on July 2, 2008, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on November 22, 2011.

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated.

Exhibit 8.1	List of subsidiaries.

Exhibit 11.1	Code of ethics, as amended on April 26, 2005 (Incorporated by reference from the annual report on Form 20-F filed on July 15, 2005, commission file number 001-14856).

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1	Consent of independent registered public accounting firm.

Exhibit 101	Instance Document.

Exhibit 101	Schema Document.

Exhibit 101	Calculation Linkbase Document.

Exhibit 101	Definition Linkbase Document.

Exhibit 101	Labels Linkbase Document.

Exhibit 101	Presentation Linkbase Document.

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

Date: June 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2012, expressed in Japanese yen. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 (ag) to the consolidated financial statements, ORIX Corporation changed its method of accounting for transfers of financial assets and consolidation of variable interest entities in the year ended March 31, 2011.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ORIX Corporation’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 27, 2012 expressed an unqualified opinion on the effectiveness of ORIX Corporation’s internal control over financial reporting.

The accompanying consolidated financial statements as of and for the year ended March 31, 2012 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and, in our opinion, the consolidated financial statements, expressed in Japanese yen, have been translated into United States dollars on the basis set forth in Note 1 (ab) to the consolidated financial statements.

KPMG AZSA LLC

Tokyo, Japan

June 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited ORIX Corporation’s (a Japanese corporation) internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on ORIX Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, ORIX Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2012, expressed in Japanese yen, and our report dated June 27, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA LLC

Tokyo, Japan

June 27, 2012

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2011 AND 2012

ORIX Corporation and Subsidiaries

	Millions of yen		Millions of U.S. dollars
	2011	2012	2012
ASSETS
Cash and Cash Equivalents	¥732,127	¥786,892	$9,574
Restricted Cash	118,065	123,295	1,500
Time Deposits	5,148	24,070	293
Investment in Direct Financing Leases	830,853	900,886	10,961
Installment Loans	2,983,164	2,769,898	33,701

(The amount of ¥19,397 million ($236 million) of installment loans as of March 31, 2012 is measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(154,150)	(136,588)	(1,662)
Investment in Operating Leases	1,270,295	1,309,998	15,939
Investment in Securities	1,175,381	1,147,390	13,960
Other Operating Assets	235,430	224,092	2,726
Investment in Affiliates	373,376	331,717	4,036
Other Receivables	182,013	188,108	2,289
Inventories	108,410	79,654	969
Prepaid Expenses	44,551	39,547	481
Office Facilities	102,403	123,338	1,501
Other Assets	574,516	442,577	5,385

Total Assets	¥8,581,582	¥8,354,874	$101,653

(Note)

Accounting Standards Update 2009-17 (ASC 810-10 (“Consolidation”)) has been adopted since April 1, 2010. Pursuant to ASU 2009-17, the assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen		Millions of U.S. dollars
	2011	2012	2012
Cash and Cash Equivalents	¥14,267	¥11,836	$144
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	242,309	232,575	2,830
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	830,689	709,863	8,637
Investment in Operating Leases	195,221	269,267	3,276
Investment in Securities	51,883	50,059	609
Investment in Affiliates	17,441	13,899	169
Others	121,811	91,240	1,110

	¥1,473,621	¥1,378,739	$16,775

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF MARCH 31, 2011 AND 2012

ORIX Corporation and Subsidiaries

	Millions of yen		Millions of U.S. dollars
	2011	2012	2012
LIABILITIES AND EQUITY
Liabilities:
Short-Term Debt	¥478,633	¥457,973	$5,572
Deposits	1,065,175	1,103,514	13,426
Trade Notes, Accounts Payable and Other Liabilities	304,354	290,465	3,534
Accrued Expenses	118,359	110,057	1,339
Policy Liabilities	398,265	404,586	4,923
Income Taxes:
Current	21,983	7,849	96
Deferred	160,518	97,353	1,184
Security Deposits	128,097	142,092	1,729
Long-Term Debt	4,531,268	4,267,480	51,922

Total Liabilities	7,206,652	6,881,369	83,725

Redeemable Noncontrolling Interests	33,902	37,633	458

Commitments and Contingent Liabilities
Equity:
Common stock:
Authorized 259,000,000 shares
Issued 110,245,846 shares in 2011 and 110,254,422 shares in 2012	143,995	144,026	1,752
Additional paid-in capital	179,137	179,223	2,181
Retained earnings	1,141,559	1,217,851	14,818
Accumulated other comprehensive income (loss)	(96,180)	(96,056)	(1,169)
Treasury stock, at cost:
2,747,344 shares in 2011 and 2,732,701 shares in 2012	(49,170)	(48,907)	(595)

ORIX Corporation Shareholders’ Equity	1,319,341	1,396,137	16,987
Noncontrolling interests	21,687	39,735	483

Total Equity	1,341,028	1,435,872	17,470

Total Liabilities and Equity	¥8,581,582	¥8,354,874	$101,653

(Note)

Accounting Standards Update 2009-17 (ASC 810-10 (“Consolidation”)) has been adopted since April 1, 2010. Pursuant to ASU 2009-17, the liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen		Millions of U.S. dollars
	2011	2012	2012
Short-Term Debt	¥1,847	¥1,233	$15
Trade Notes, Accounts Payable and Other Liabilities	9,803	8,120	99
Security Deposits	6,884	8,333	101
Long-Term Debt	1,160,042	1,039,927	12,653
Others	6,674	5,829	71

	¥1,185,250	¥1,063,442	$12,939

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2010, 2011 AND 2012

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Revenues:
Direct financing leases	¥49,893	¥51,211	¥50,934	$620
Operating leases	272,390	280,913	297,422	3,619
Interest on loans and investment securities	135,165	169,932	147,888	1,799
Brokerage commissions and net gains on investment securities	23,352	21,119	26,911	327
Life insurance premiums and related investment income	115,438	118,315	128,307	1,561
Real estate sales	40,669	54,741	61,029	743
Gains on sales of real estate under operating leases	6,841	5,103	2,215	27
Other operating revenues	246,804	245,544	258,178	3,141

Total revenues	890,552	946,878	972,884	11,837

Expenses:
Interest expense	81,444	122,765	110,868	1,349
Costs of operating leases	189,574	186,740	189,333	2,304
Life insurance costs	92,292	91,426	95,353	1,160
Costs of real estate sales	46,757	58,930	59,534	724
Other operating expenses	135,755	142,241	150,071	1,826
Selling, general and administrative expenses	211,479	199,044	191,873	2,334
Provision for doubtful receivables and probable loan losses	71,525	31,103	19,215	234
Write-downs of long-lived assets	6,977	17,400	15,167	185
Write-downs of securities	23,632	21,747	16,470	200
Foreign currency transaction loss (gain), net	943	186	(195)	(2)

Total expenses	860,378	871,582	847,689	10,314

Operating Income	30,174	75,296	125,195	1,523
Equity in Net Income of Affiliates	8,364	16,806	1,972	24
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	17,519	1,199	3,317	41

Income before Income Taxes and Discontinued Operations	56,057	93,301	130,484	1,588
Provision for Income Taxes	21,090	26,143	44,631	543

Income from Continuing Operations	34,967	67,158	85,853	1,045

Discontinued Operations:*1
Income from discontinued operations, net	12,989	12,220	1,279	15
Provision for income taxes	(7,019)	(6,771)	1,410	17

Discontinued operations, net of applicable tax effect	5,970	5,449	2,689	32

Net Income	40,937	72,607	88,542	1,077

Net Income (loss) Attributable to the Noncontrolling Interests	704	2,373	(332)	(4)

Net Income Attributable to the Redeemable Noncontrolling Interests	2,476	2,959	2,724	33

Net Income Attributable to ORIX Corporation	¥37,757	¥67,275	¥86,150	$1,048

1.	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE YEARS ENDED MARCH 31, 2010, 2011 AND 2012

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Income attributable to ORIX Corporation:
Income from continuing operations	¥31,475	¥61,787	¥84,055	$1,023
Discontinued operations	6,282	5,488	2,095	25

Net income attributable to ORIX Corporation	¥37,757	¥67,275	¥86,150	$1,048

	Yen			U.S. dollars
	2010	2011	2012	2012
Amounts per Share of Common Stock for Income attributable to ORIX Corporation:
Basic:
Income from continuing operations	¥308.87	¥574.83	¥781.84	$9.51
Discontinued operations	61.65	51.05	19.49	0.24

Net income attributable to ORIX Corporation	¥370.52	¥625.88	¥801.33	$9.75
Diluted:
Income from continuing operations	¥265.10	¥486.19	¥654.47	$7.96
Discontinued operations	50.81	41.56	15.87	0.20

Net income attributable to ORIX Corporation	¥315.91	¥527.75	¥670.34	$8.16
Cash Dividends	70.00	75.00	80.00	0.97

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2010, 2011 AND 2012

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Net Income	¥40,937	¥72,607	¥88,542	$1,077

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	13,499	7,663	5,121	62
Net change of defined benefit pension plans	7,125	(2,006)	(3,247)	(40)
Net change of foreign currency translation adjustments	(8,462)	(21,186)	(1,392)	(16)
Net change of unrealized gains (losses) on derivative instruments	(1,460)	(782)	(1,170)	(14)

Total other comprehensive income (loss)	10,702	(16,311)	(688)	(8)

Comprehensive Income (Loss)	51,639	56,296	87,854	1,069

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(306)	1,734	(849)	(10)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	876	606	2,409	29

Comprehensive Income (Loss) Attributable to ORIX Corporation	¥51,069	¥53,956	¥86,294	$1,050

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2010, 2011 AND 2012

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2009	¥102,216	¥136,313	¥1,071,919	¥(92,384)	¥(50,534)	¥1,167,530	¥18,067	¥1,185,597

Cumulative effect of applying accounting for “Contracts in entity’s own equity”			1,758			1,758	0	1,758

Balance at April 1, 2009	102,216	136,313	1,073,677	(92,384)	(50,534)	1,169,288	18,067	1,187,355

Issuance of common stock	41,677	41,347				83,024	0	83,024
Contribution to subsidiaries						0	2,473	2,473
Transaction with noncontrolling interests		(32)		(387)		(419)	60	(359)
Comprehensive income (loss), net of tax:
Net income			37,757			37,757	704	38,461
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				13,497		13,497	2	13,499
Net change of defined benefit pension plans				7,129		7,129	(4)	7,125
Net change of foreign currency translation adjustments				(5,860)		(5,860)	(1,002)	(6,862)
Net change of unrealized gains (losses) on derivative instruments				(1,454)		(1,454)	(6)	(1,460)

Total other comprehensive income (loss)						13,312	(1,010)	12,302

Total comprehensive income (loss)						51,069	(306)	50,763

Cash dividends			(6,261)			(6,261)	(2,517)	(8,778)
Conversion of convertible bond	7	7				14	0	14
Exercise of stock options	39	38				77	0	77
Compensation cost of stock options		611				611	0	611
Acquisition of treasury stock					(3)	(3)	0	(3)
Disposal of treasury stock			(531)		822	291	0	291
Other, net		377	137		479	993	0	993

Balance at March 31, 2010	143,939	178,661	1,104,779	(79,459)	(49,236)	1,298,684	17,777	1,316,461

Cumulative effect of applying new accounting standards for the consolidation of variable interest entities			(22,495)	(3,406)		(25,901)	4,233	(21,668)

Balance at April 1, 2010	143,939	178,661	1,082,284	(82,865)	(49,236)	1,272,783	22,010	1,294,793

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

FOR THE YEARS ENDED MARCH 31, 2010, 2011 AND 2012

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Contribution to subsidiaries						0	3,864	3,864
Transaction with noncontrolling interests		200		4		204	(2,450)	(2,246)
Comprehensive income (loss), net of tax:
Net income			67,275			67,275	2,373	69,648
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				7,605		7,605	58	7,663
Net change of defined benefit pension plans				(2,006)		(2,006)	0	(2,006)
Net change of foreign currency translation adjustments				(18,118)		(18,118)	(715)	(18,833)
Net change of unrealized gains (losses) on derivative instruments				(800)		(800)	18	(782)

Total other comprehensive income (loss)						(13,319)	(639)	(13,958)

Total comprehensive income (loss)						53,956	1,734	55,690

Cash dividends			(8,061)			(8,061)	(3,471)	(11,532)
Conversion of convertible bond	7	7				14	0	14
Exercise of stock options	49	49				98	0	98
Compensation cost of stock options		142				142	0	142
Acquisition of treasury stock					(70)	(70)	0	(70)
Other, net		78	61		136	275	0	275

Balance at March 31, 2011	143,995	179,137	1,141,559	(96,180)	(49,170)	1,319,341	21,687	1,341,028
Contribution to subsidiaries						0	21,503	21,503
Transaction with noncontrolling interests		52		(20)		32	(502)	(470)
Comprehensive income (loss), net of tax:
Net income			86,150			86,150	(332)	85,818
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				4,642		4,642	479	5,121
Net change of defined benefit pension plans				(3,245)		(3,245)	(2)	(3,247)
Net change of foreign currency translation adjustments				(98)		(98)	(979)	(1,077)
Net change of unrealized gains (losses) on derivative instruments				(1,155)		(1,155)	(15)	(1,170)

Total other comprehensive income (loss)						144	(517)	(373)

Total comprehensive income (loss)						86,294	(849)	85,445

Cash dividends			(8,599)			(8,599)	(2,104)	(10,703)
Conversion of convertible bond	3	3				6	0	6
Exercise of stock options	28	27				55	0	55
Acquisition of treasury stock					(1)	(1)	0	(1)
Other, net		4	(1,259)		264	(991)	0	(991)

Balance at March 31, 2012	¥144,026	¥179,223	¥1,217,851	¥(96,056)	¥(48,907)	¥1,396,137	¥39,735	¥1,435,872

1.	Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 18 (“Redeemable Noncontrolling Interests”).

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

FOR THE YEARS ENDED MARCH 31, 2010, 2011 AND 2012

ORIX Corporation and Subsidiaries

	Millions of U.S. dollars
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2011	$1,752	$2,180	$13,889	$(1,170)	$(598)	$16,053	$263	$16,316

Contribution to subsidiaries						0	262	262
Transaction with noncontrolling interests		1		(0)		1	(6)	(5)
Comprehensive income (loss), net of tax:
Net income			1,048			1,048	(4)	1,044
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				56		56	6	62
Net change of defined benefit pension plans				(40)		(40)	(0)	(40)
Net change of foreign currency translation adjustments				(1)		(1)	(12)	(13)
Net change of unrealized gains (losses) on derivative instruments				(14)		(14)	(0)	(14)

Total other comprehensive income (loss)						1	(6)	(5)

Total comprehensive income (loss)						1,049	(10)	1,039

Cash dividends			(105)			(105)	(26)	(131)
Conversion of convertible bond	0	0				0	0	0
Exercise of stock options	0	0				0	0	0
Acquisition of treasury stock					(0)	(0)	0	(0)
Other, net		0	(14)		3	(11)	0	(11)

Balance at March 31, 2012	$1,752	$2,181	$14,818	$(1,169)	$(595)	$16,987	$483	$17,470

1.	Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 18 (“Redeemable Noncontrolling Interests”).

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2010, 2011 AND 2012

ORIX Corporation and Subsidiaries

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Cash Flows from Operating Activities:
Net income	¥40,937	¥72,607	¥88,542	$1,077
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	164,821	166,484	168,233	2,047
Provision for doubtful receivables and probable loan losses	71,525	31,103	19,215	234
Increase (Decrease) in policy liabilities	(32,927)	(11,692)	6,321	77
Deferred tax provision (benefit)	(28,749)	(18,790)	15,906	194
Equity in net income of affiliates (excluding interest on loans)	(6,496)	(14,337)	(889)	(11)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(17,519)	(1,199)	(3,317)	(41)
Gains on sales of available-for-sale securities	(6,907)	(4,867)	(8,918)	(109)
Gains on sales of real estate under operating leases	(6,841)	(5,103)	(2,215)	(27)
Gains on sales of operating lease assets other than real estate	(7,552)	(9,968)	(14,721)	(179)
Write-downs of long-lived assets	6,977	17,400	15,167	185
Write-downs of securities	23,632	21,747	16,470	200
Decrease (increase) in restricted cash	4,520	(6,659)	(5,188)	(63)
Decrease (increase) in trading securities	(29,725)	(28,372)	55,173	671
Decrease in inventories	39,061	27,596	26,830	328
Decrease (increase) in other receivables	(518)	16,006	(7,893)	(96)
Increase (Decrease) in trade notes, accounts payable and other liabilities	(35,011)	(22,042)	22,760	277
Other, net	30,083	(17,534)	(58,482)	(712)

Net cash provided by operating activities	209,311	212,380	332,994	4,052

Cash Flows from Investing Activities:
Purchases of lease equipment	(389,413)	(561,919)	(603,060)	(7,337)
Principal payments received under direct financing leases	352,316	384,288	348,549	4,241
Net proceeds from securitization of lease receivables, loan receivables and securities	28,305	0	0	0
Installment loans made to customers	(589,814)	(719,190)	(741,570)	(9,023)
Principal collected on installment loans	937,895	1,130,718	918,565	11,176
Proceeds from sales of operating lease assets	162,988	159,369	174,139	2,119
Investment in affiliates, net	(28,256)	36,945	17,808	217
Proceeds from sales of investment in affiliates	12,532	4,622	2,864	35
Purchases of available-for-sale securities	(456,364)	(742,816)	(654,873)	(7,968)
Proceeds from sales of available-for-sale securities	181,033	340,634	279,367	3,399
Proceeds from redemption of available-for-sale securities	162,292	310,594	361,881	4,403
Purchases of held-to-maturity securities	(43,748)	0	(182)	(2)
Purchases of other securities	(19,656)	(48,538)	(44,654)	(543)
Proceeds from sales of other securities	26,034	25,614	24,832	302
Purchases of other operating assets	(4,898)	(14,219)	(17,282)	(210)
Acquisitions of subsidiaries, net of cash acquired	(10,218)	(46,554)	(9,252)	(113)
Sales of subsidiaries, net of cash disposed	123,613	12,685	7,554	92
Other, net	(11,853)	(20,635)	(22,929)	(280)

Net cash provided by investing activities	432,788	251,598	41,757	508

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(121,399)	(72,584)	(59,769)	(727)
Proceeds from debt with maturities longer than three months	1,083,310	1,488,199	1,488,111	18,106
Repayment of debt with maturities longer than three months	(1,678,649)	(1,918,774)	(1,782,081)	(21,682)
Net increase in deposits due to customers	185,076	166,012	40,288	490
Issuance of common stock	83,101	98	55	1
Cash dividends paid to ORIX Corporation shareholders	(6,261)	(8,061)	(8,599)	(105)
Contribution from noncontrolling interests	0	0	20,258	246
Cash dividends paid to redeemable noncontrolling interests	0	(6,008)	(1,079)	(13)
Net decrease in call money	(13,400)	(8,000)	(10,000)	(122)
Other, net	1,298	(4,472)	(5,661)	(69)

Net cash used in financing activities	(466,924)	(363,590)	(318,477)	(3,875)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	3,943	(7,348)	(1,509)	(19)

Net Increase in Cash and Cash Equivalents	179,118	93,040	54,765	666

Cash and Cash Equivalents at Beginning of Year	459,969	639,087	732,127	8,908

Cash and Cash Equivalents at End of Year	¥639,087	¥732,127	¥786,892	$9,574

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORIX Corporation and Subsidiaries

1. Significant Accounting and Reporting Policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see (o)). Significant accounting and reporting policies are summarized as follows:

(a) Basis of presenting financial statements

The Company and its subsidiaries in Japan maintain their books in conformity with Japanese accounting practices, which differ in certain respects from U.S. GAAP.

The accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP and, therefore, reflect certain adjustments to the books and records of the Company and its subsidiaries. The principal adjustments relate to initial direct costs to originate leases and loans, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition costs, calculation of insurance policy liabilities, accounting for goodwill and intangible assets resulting from business combinations, accounting for pension plans, accounting for changes in a parent’s ownership interest in its subsidiary, accounting for securitization of financial assets, reflection of the income tax effect on such adjustments and reclassification of discontinued operations, and the presentation of the noncontrolling interests.

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

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is dependent upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

income to be taken into income over the lease term by using the interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of related lease by using the interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation and is depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of principal operating lease assets classified as transportation equipment is 7 years, measuring and information-related equipment is 4 years, real estate is 33 years and other is 7 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows of the real estate in the form of management or operation of the real estate. Where the Company or its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, whereas if the Company or its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

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

Non-accrual policy—In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs associated with writing insurances, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies (see (ag) regarding deferred policy acquisition costs).

(g) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(h) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”). Under ASC 360-10, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(i) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the Company’s share.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on the issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within six months.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company and its subsidiaries have followed ASC 740 (“Income Taxes”). According to ASC 740, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

Effective for the fiscal year ended March 31, 2012, the Company and certain consolidated subsidiaries have elected to file a consolidated tax return.

(k) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and special-purpose entities that issue asset-backed beneficial interests and securities to the investors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Until the end of the fiscal year 2010 (March 31, 2010), certain trusts and special-purpose entities that met the conditions of qualifying special-purpose entities (“QSPEs”) were not consolidated under the previous consolidation guidance for variable interest entities (“VIEs”) and the Company and its subsidiaries had accounted for those securitization transactions in which the financial assets were transferred to QSPEs as a sale when control over the transferred assets was surrendered. When the Company and its subsidiaries sold the assets in a securitization transaction, the carrying value of the assets was allocated to the portion sold and the portion that continued to be held, based on relative fair values. The Company and its subsidiaries recognized gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction was recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities. Interests that continued to be held included senior interests, subordinated interests and cash reserve account. Interests that continued to be held were initially recorded at the allocated carrying value of the assets based on their respective fair values and were periodically reviewed for impairment. For an interest that continued to be held for which the fair value was less than the amortized cost basis amounts, we estimated the present value of cash flows expected to be collected from the interest and compared it with the amortized cost basis of the interest to determine whether a credit loss existed. If, based on current information and events, we determined a credit loss existed for that interest, an other-than-temporary impairment was considered to have occurred. We wrote down that interest to fair value with the credit loss component of the impairment recognized in earnings and the noncredit component recorded in other comprehensive income (loss), unless we intended to sell that interest or more likely than not would be required to sell that interest before recovery of its amortized cost basis less any current-period credit loss, in which case the entire impairment loss would be charged to earnings. Fair values of interests that continued to be held were estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss rate, discount rate and prepayment rate.

From April 1, 2010, the Company and its subsidiaries have adopted Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)), which removed the exemption from consolidation previously given to QSPEs and any SPEs for securitizing financial assets have become subject to the consolidation rule for VIEs. As a result, trusts or SPEs used in securitization transactions including those that were previously considered to be QSPEs of which the Company and its subsidiaries are the primary beneficiary have been consolidated, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as direct financing lease receivables, loan receivable and investment securities, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. In case the Company and its subsidiaries have transferred financial assets to a transferee which is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale when control over the transferred assets is surrendered.

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments, and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2012 would have increased by approximately ¥24,674 million ($300 million), with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under U.S. GAAP.

(p) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(q) Restricted cash

Restricted cash consists of deposits related to servicing agreements, deposits collected on behalf of the customers and applied to non-recourse loans, trust accounts under securitization programs and others.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities and senior housing), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2010, 2011 and 2012 are ¥6,164 million, ¥6,857 million and ¥6,606 million ($80 million), respectively. Accumulated depreciation was ¥34,739 million and ¥37,765 million ($459 million) as of March 31, 2011 and 2012, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for land improvement and up to 22 years for others.

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

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2011 and 2012, advance and/or progress payments were ¥96,197 million and ¥69,816 million ($849 million), respectively, and finished goods were ¥12,213 million and ¥9,838 million ($120 million), respectively.

Certain subsidiaries recorded ¥7,115 million, ¥9,844 million and ¥4,039 million ($49 million) of write-downs principally for advance and/or progress payments for development of residential condominiums for sale for fiscal 2010, 2011 and 2012, resulting from an increase in development costs and/or a decrease in expected sales price. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2010, 2011 and 2012 are ¥3,120 million, ¥2,857 million and ¥3,228 million ($39 million), respectively. Accumulated depreciation was ¥39,057 million and ¥39,492 million ($480 million) as of March 31, 2011 and 2012, respectively. Estimated useful lives range up to 62 years for buildings and fixtures and up to 20 years for machinery and equipment.

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

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events or changes occur. The

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Company and its subsidiaries adopted Accounting Standards Update 2011-08 (“Testing Goodwill for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) from the fiscal year ended March 31, 2012. According to ASU 2011-08, the Company and its subsidiaries perform a qualitative assessment before determining whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, then the Company and/or subsidiaries perform the second step of the goodwill impairment test by comparing the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”).

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables, guarantee liabilities, and derivative liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥2,810 million, ¥3,646 million and ¥2,395 million ($29 million) in fiscal 2010, 2011 and 2012, respectively, related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2010, 2011 and 2012 are ¥6,870 million, ¥6,165 million and ¥5,888 million ($72 million), respectively.

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

(ab) Financial statements presentation in U.S. dollars

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2012, which was ¥82.19 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Furthermore, the Company and its subsidiaries apply ASC 260-10-45-43 to 44 (“Earnings Per Share—Contingently Convertible Instruments”) to Liquid Yield Option Notes™.

(ad) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

A partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ae) Redeemable noncontrolling interests

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

(af) Issuance of stock by an affiliate

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

(ag) New accounting pronouncements

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

In January 2010, Accounting Standards Update 2010-06 (“Improving Disclosures about Fair Value Measurements”—ASC 820 (“Fair Value Measurements and Disclosures”)) was issued. This Update improves existing disclosures and adds new disclosures. The Company and its subsidiaries adopted certain disclosure requirements in the roll forward of activity in Level 3 fair value measurements on April 1, 2011. The Company and its subsidiaries already adopted the other disclosure requirements in the period ended March 31, 2010. The adoption did not have a material effect on the Company and its subsidiaries’ results of operation or financial position.

In July 2010, Accounting Standards Update 2010-20 (“Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”—ASC 310 (“Receivables”)) was issued. This Update enhances disclosures about the credit quality of financing receivables and the allowance for credit losses, by requiring an entity to provide disaggregated information by portfolio segment or class of financing receivables, credit quality indicators, past due information, and information about modifications of its financing receivables, and other information. This Update requires the disclosures as of the end of a reporting period, and the disclosures about activity that occurs during a reporting period. The Company and its subsidiaries adopted the period-end disclosure requirements for the period ended December 31, 2010, and the activity disclosure requirements for the period beginning on April 1, 2011, respectively. This Update only relates to certain disclosure requirements and its adoption had no effect on the Company and its subsidiaries’ results of operations or financial position. In April 2011, Accounting Standards Update 2011-02 (“A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”—ASC 310 (“Receivables”)) was issued. This Update clarifies the guidance on a creditor’s evaluation of whether a restructuring constitutes a troubled debt restructuring. Additionally, this Update requires entities to disclose certain information about troubled debt restructuring, which was deferred by the adoption of Accounting Standards Update 2011-01 (“Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No.2010-20”—ASC 310 (“Receivables”)). The Company and its subsidiaries adopted this Update on July 1, 2011 and applied the amendments in this Update retrospectively to restructurings that occurred on or after April 1, 2011. The adoption did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In October 2010, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued. This Update modifies the current definition of the types of costs relating to the acquisition of new and renewal insurance contracts that can be deferred as deferred policy acquisition costs, and specifies that only certain costs related directly to the successful acquisition of new or renewal insurance contracts should be deferred. In accordance with the amendment in this Update, the advertising cost which does not meet certain capitalization criteria, and the cost relating to unsuccessful contract acquisition should be charged to expense as incurred. The Update is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011 and should be applied prospectively. Retrospective application to all prior periods presented upon the date of adoption is permitted. Upon initial adoption of this Update on April 1, 2012, the Company intends to retrospectively apply the Update to prior periods financial statements and estimates that the effect of the retrospective adoption on the financial position at the initial adoption date would be a decrease of approximately ¥22 billion in other assets and a decrease of approximately ¥15.4 billion in retained earnings, net of tax, in the consolidated balance sheets.

In December 2010, Accounting Standards Update 2010-28 (“When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”—ASC 350 (“Goodwill and Other”)) was issued. This Update modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For these reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. Any resulting goodwill impairment should be recorded as a cumulative effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the Update should be included in earnings. The Company and its subsidiaries adopted this Update on April 1, 2011. The adoption did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In December 2010, Accounting Standards Update 2010-29 (“Disclosure of Supplementary Pro Forma Information for Business Combinations”—ASC 805 (“Business Combinations”)) was issued. This Update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The Company and its subsidiaries adopted this Update on April 1, 2011. This Update only relates to certain disclosure requirements and its adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In May 2011, Accounting Standards Update 2011-04 (“Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”—ASC 820 (“Fair Value Measurement”)) was issued. This Update is intended to result in a consistent definition of fair value and common requirements for measuring fair value and for disclosures about fair value between U.S. GAAP and IFRSs. Consequently, this Update changes some fair value measurement principles and enhances the disclosure requirements. The Company and its subsidiaries adopted this Update on January 1, 2012.The adoption did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In June 2011, Accounting Standards Update 2011-05 (“Presentation of Comprehensive Income”—ASC 220 (“Comprehensive Income”)) was issued. Under this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The Update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Update does not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects. The Update does not affect how earnings per share is calculated or presented. In December 2011, Accounting Standards Update 2011-12 (Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No.2011-05) was issued. This Update defers the effective date for certain amendments in Accounting Standards Update 2011-05 which require an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

to net income. These Updates are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted. These Updates only relate to certain disclosure requirements and their adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In September 2011, Accounting Standards Update 2011-08 (“Testing Goodwill for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) was issued. This Update permits an entity to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount including goodwill before performing the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is not required. The Company and its subsidiaries adopted this Update in the period ended March 31, 2012.The adoption of this Update did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

In December 2011, Accounting Standards Update 2011-10 (“Derecognition of in Substance Real Estate—a Scope Clarification”—ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update is intended to resolve the diversity in practice and clarifies that when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt, the reporting entity should apply the guidance in ASC 360-20 (“Property, Plant, and Equipment—Real Estate Sales”) to determine whether it should derecognize the in substance real estate. The Update is effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. Early application is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In December 2011, Accounting Standards Update 2011-11 (“Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update requires all entities that have financial instruments and derivative instruments that are either offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements. The Update is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The Update only relates to certain disclosure requirements and its adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

(ah) Reclassifications

Certain amounts in fiscal 2010 and 2011 consolidated financial statements have been reclassified to conform to fiscal 2012 presentation.

2. Fair Value Measurements

The Company and its subsidiaries apply ASC 820-10 (“Fair Value Measurement”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification Section classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1—Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3—Unobservable inputs for the assets or liabilities.

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). The Company and its subsidiaries measure mainly loans held for sale, trading securities, available-for-sale securities, certain investment funds and derivatives at fair value on a recurring basis.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 and March 31, 2012:

	March 31, 2011
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Trading securities	¥71,991	¥763	¥71,228	¥0
Available-for-sale securities	883,410	74,914	492,820	315,676
Japanese and foreign government bond securities	169,345	19,995	149,350	0
Japanese prefectural and foreign municipal bond securities	34,968	0	34,968	0
Corporate debt securities	292,032	0	289,459	2,573
Specified bonds issued by SPEs in Japan	222,314	0	0	222,314
CMBS and RMBS in the U.S., and other asset-backed securities	87,874	0	2,591	85,283
Other debt securities	5,506	0	0	5,506
Equity securities	71,371	54,919	16,452	0
Other securities	10,023	0	10,023	0
Investment funds	10,023	0	10,023	0
Derivative assets	22,985	1,306	18,497	3,182
Interest rate swap agreements	2,070	0	2,070	0
Options held/written, caps held and other	3,467	0	333	3,134
Futures, foreign exchange contracts	2,633	1,306	1,327	0
Foreign currency swap agreements	14,766	0	14,766	0
Credit derivatives held/written	49	0	1	48

	¥988,409	¥76,983	¥592,568	¥318,858

Financial Liabilities:
Derivative liabilities	¥42,076	¥977	¥40,863	¥236
Interest rate swap agreements	1,320	0	1,320	0
Options held/written, caps held and other	2,071	0	2,071	0
Futures, foreign exchange contracts	4,968	977	3,991	0
Foreign currency swap agreements	33,481	0	33,481	0
Credit derivatives held/written	236	0	0	236

	¥42,076	¥977	¥40,863	¥236

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2012
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Loans held for sale*	¥19,397	¥0	¥19,397	¥0
Trading securities	12,817	384	12,433	0
Available-for-sale securities	886,487	173,056	469,776	243,655
Japanese and foreign government bond securities	220,915	105,353	115,562	0
Japanese prefectural and foreign municipal bond securities	57,359	33	57,326	0
Corporate debt securities	280,222	0	277,310	2,912
Specified bonds issued by SPEs in Japan	139,152	0	0	139,152
CMBS and RMBS in the U.S., and other asset-backed securities	95,328	0	2,147	93,181
Other debt securities	8,410	0	0	8,410
Equity securities	85,101	67,670	17,431	0
Other securities	5,178	0	5,178	0
Investment funds	5,178	0	5,178	0
Derivative assets	17,212	649	11,270	5,293
Interest rate swap agreements	4,624	0	4,624	0
Options held/written, caps held and other	5,924	0	631	5,293
Futures, foreign exchange contracts	1,027	649	378	0
Foreign currency swap agreements	5,540	0	5,540	0
Credit derivatives held	97	0	97	0

	¥941,091	¥174,089	¥518,054	¥248,948

Financial Liabilities:
Derivative liabilities	¥16,659	¥412	¥16,247	¥0
Interest rate swap agreements	1,277	0	1,277	0
Options held/written, caps held and other	4,430	0	4,430	0
Futures, foreign exchange contracts	5,497	412	5,085	0
Foreign currency swap agreements	5,432	0	5,432	0
Credit derivatives held	23	0	23	0

	¥16,659	¥412	¥16,247	¥0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2012
	Millions of U.S. dollars
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Loans held for sale*	$236	$0	$236	$0
Trading securities	156	5	151	0
Available-for-sale securities	10,786	2,105	5,716	2,965
Japanese and foreign government bond securities	2,688	1,282	1,406	0
Japanese prefectural and foreign municipal bond securities	698	0	698	0
Corporate debt securities	3,410	0	3,374	36
Specified bonds issued by SPEs in Japan	1,693	0	0	1,693
CMBS and RMBS in the U.S., and other asset-backed securities	1,160	0	26	1,134
Other debt securities	102	0	0	102
Equity securities	1,035	823	212	0
Other securities	63	0	63	0
Investment funds	63	0	63	0
Derivative assets	209	8	137	64
Interest rate swap agreements	56	0	56	0
Options held/written, caps held and other	72	0	8	64
Futures, foreign exchange contracts	13	8	5	0
Foreign currency swap agreements	67	0	67	0
Credit derivatives held	1	0	1	0

	$11,450	$2,118	$6,303	$3,029

Financial Liabilities:
Derivative liabilities	$202	$5	$197	$0
Interest rate swap agreements	15	0	15	0
Options held/written, caps held and other	54	0	54	0
Futures, foreign exchange contracts	67	5	62	0
Foreign currency swap agreements	66	0	66	0
Credit derivatives held	0	0	0	0

	$202	$5	$197	$0

*	A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on the loans held for sale originated on and after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in other operating revenues in the consolidated statements of income are gains from the change in the fair value of the loans of ¥1,024 million ($12 million), for the fiscal year ended March 31, 2012. No gains or losses were recognized in earnings during the fiscal year ended March 31, 2012 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value at March 31, 2012, are ¥18,326 million ($223 million) and ¥19,397 million ($236 million), respectively, and the aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥1,071 million ($13 million). There are no loans that are 90 days or more past due, in non-accrual status, or both.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the year ended March 31, 2011 and for the nine months ended December 31, 2011, there were no significant transfers between Level 1 and Level 2. For the three months ended March 31, 2012, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation of financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during fiscal year 2010, 2011 and 2012:

	2010
	Millions of yen
	Balance at April 1, 2009	Gains or losses (realized/unrealized)			Purchase, sales, and settlements (net)	Transfers in and/ or out of Level 3 (net)*3	Balance at March 31, 2010	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2010*1
		Included in earnings *1	Included in other comprehensive income*2	Total
Trading securities	¥166	¥0	¥(170)	¥(170)	¥57	¥0	¥53	¥0
Available-for-sale securities	447,859	(9,394)	(519)	(9,913)	(36,997)	855	401,804	(8,691)
Corporate debt securities	10,176	(1,302)	492	(810)	(3,380)	855	6,841	(801)
Specified bonds issued by SPEs in Japan	300,765	(989)	(1,910)	(2,899)	(51,561)	0	246,305	(515)
CMBS and RMBS in the U.S., and other asset-backed securities	131,490	(7,103)	845	(6,258)	17,944	0	143,176	(7,375)
Other debt securities	5,428	0	54	54	0	0	5,482	0
Investment in affiliates	6,954	(6,954)	0	(6,954)	0	0	0	0
Derivative assets and liabilities (net)	668	(175)	0	(175)	0	0	493	(175)
Options held/written, caps held	438	(438)	0	(438)	0	0	0	(438)
Credit derivatives held/written	230	263	0	263	0	0	493	263

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	2011
	Millions of yen
	Balance at April 1, 2010	Gains or losses (realized/ unrealized)			Purchase, sales, and settlements (net)	Transfers in and/ or out of Level 3 (net)*3	Balance at March 31, 2011	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2011*1
		Included in earnings*1	Included in other comprehensive income*2	Total
Trading securities	¥53	¥(26)	¥(2)	¥(28)	¥(25)	¥0	¥0	¥0
Available-for-sale securities	401,804	(6,242)	(3,248)	(9,490)	(33,102)	(43,536)	315,676	(5,848)
Corporate debt securities	6,841	(34)	(83)	(117)	(2,094)	(2,057)	2,573	(72)
Specified bonds issued by SPEs in Japan	246,305	(5,195)	351	(4,844)	(27,076)	7,929	222,314	(5,275)
CMBS and RMBS in the U.S., and other asset-backed securities	143,176	(1,013)	(3,540)	(4,553)	(3,932)	(49,408)	85,283	(501)
Other debt securities	5,482	0	24	24	0	0	5,506	0
Derivative assets and liabilities (net)	493	(206)	0	(206)	0	2,659	2,946	(206)
Options held/written, caps held and other	0	475	0	475	0	2,659	3,134	475
Credit derivatives held/written	493	(681)	0	(681)	0	0	(188)	(681)

	2012
	Millions of yen
	Balance at April 1, 2011	Gains or losses (realized/ unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net)*3	Balance at March 31, 2012	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2012*1
		Included in earnings*1	Included in other comprehensive Income*2	Total
Available-for-sale securities	¥315,676	¥(1,262)	¥1,443	¥181	¥63,980	¥(18,054)	¥(118,596)	¥468	¥243,655	¥(2,429)
Corporate debt securities	2,573	(18)	108	90	2,549	(431)	(2,337)	468	2,912	(35)
Specified bonds issued by SPEs in Japan	222,314	(3,066)	2,178	(888)	6,668	(9,625)	(79,317)	0	139,152	(3,397)
CMBS and RMBS in the U.S., and other asset-backed securities	85,283	1,822	(1,056)	766	49,072	(7,998)	(33,942)	0	93,181	1,003
Other debt securities	5,506	0	213	213	5,691	0	(3,000)	0	8,410	0
Derivative assets and liabilities (net)	2,946	2,159	0	2,159	0	0	188	0	5,293	2,159
Options held/written, caps held and other	3,134	2,159	0	2,159	0	0	0	0	5,293	2,159
Credit derivatives held/written	(188)	0	0	0	0	0	188	0	0	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	2012
	Millions of U.S. dollars
	Balance at April 1, 2011	Gains or losses (realized/ unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net)*3	Balance at March 31, 2012	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2012*1
		Included in earnings*1	Included in other compre- hensive income*2	Total
Available-for-sale securities	$3,841	$(15)	$17	$2	$778	$(220)	$(1,442)	$6	$2,965	$(30)
Corporate debt securities	31	(0)	1	1	31	(5)	(28)	6	36	(0)
Specified bonds issued by SPEs in Japan	2,705	(37)	26	(11)	81	(118)	(964)	0	1,693	(41)
CMBS and RMBS in the U.S., and other asset-backed securities	1,038	22	(13)	9	597	(97)	(413)	0	1,134	11
Other debt securities	67	0	3	3	69	0	(37)	0	102	0
Derivative assets and liabilities (net)	36	26	0	26	0	0	2	0	64	26
Options held/written, caps held and other	38	26	0	26	0	0	0	0	64	26
Credit derivatives held/written	(2)	0	0	0	0	0	2	0	0	0

*1	Principally, gains and losses from trading securities are included in “brokerage commissions and net gains (losses) on investment securities”; available-for-sale securities are included in “write-downs of securities” or “life insurance premiums and related investment income”; investment in affiliates are included in “equity in net income (loss) of affiliates” and derivative assets and liabilities (net) are included in “other operating revenues /expenses,” respectively. Also, for available-for-sale securities, amortization of interest recognized in interest on loans and investment securities are included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities.”
*3	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

From April 1, 2010, the Company and its subsidiaries adopted Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)), and Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)). As a result, there was an increase of ¥9,225 million in the Level 3 specified bonds issued by SPEs in Japan because these bonds are held by variable interest entities that have become subject to consolidation. On the other hand, there were decreases of ¥49,408 million in the Level 3 CMBS and RMBS in the United States and other asset-backed securities, and decreases of ¥1,296 million in the Level 3 specified bonds issued by SPEs in Japan, respectively, that are held by the Company and its subsidiaries, because these securities were issued by newly consolidated variable interest entities and accordingly have been eliminated in consolidation for the fiscal year ended March 31, 2011.

In fiscal 2012, ¥468 million of Corporate debt securities was transferred from Level 2 to Level 3 due to a certain market becoming inactive. There was no transfer from Level 3 in fiscal 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table presents recorded amounts of major assets measured at fair value on a nonrecurring basis as of March 31, 2011 and March 31, 2012. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

	March 31, 2011
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	¥3,776	¥0	¥0	¥3,776
Loans held for sale	11,439	0	11,439	0
Real estate collateral-dependent loans (net of allowance for probable loan losses)	110,329	0	0	110,329
Investment in operating leases and other operating assets	26,813	0	0	26,813
Land and buildings undeveloped or under construction	30,595	0	0	30,595
Certain investment in affiliates	2,090	236	0	1,854

	¥185,042	¥236	¥11,439	¥173,367

	March 31, 2012
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	¥9,715	¥0	¥0	¥9,715
Real estate collateral-dependent loans (net of allowance for probable loan losses)	73,319	0	0	73,319
Investment in operating leases and other operating assets	16,159	0	0	16,159
Land and buildings undeveloped or under construction	20,445	0	0	20,445
Certain investment in affiliates	15,660	10,775	0	4,885

	¥135,298	¥10,775	¥0	¥124,523

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2012
	Millions of U.S. dollars
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	$118	$0	$0	$118
Real estate collateral-dependent loans (net of allowance for probable loan losses)	892	0	0	892
Investment in operating leases and other operating assets	196	0	0	196
Land and buildings undeveloped or under construction	249	0	0	249
Certain investment in affiliates	191	131	0	60

	$1,646	$131	$0	$1,515

The following is a description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

Valuation process

The Company and its subsidiaries determine fair value of Level 3 assets and liabilities by using valuation techniques such as internally developed models or using third-party pricing information. Internally developed models include the discounted cash flow methodologies and direct capitalization methodologies. To measure the fair value of the assets and liabilities, the Company and its subsidiaries select the valuation technique which best reflects the nature, characteristics and risks of each asset and liability. The appropriateness of valuation methods and unobservable inputs is verified when measuring fair values of the assets and liabilities by using internally developed models. The Company and its subsidiaries also use third-party pricing information to measure the fair value of certain assets and liabilities. In that case, the Company and its subsidiaries verify the appropriateness of the prices by monitoring available information about the assets and liabilities such as current conditions of the assets or liabilities as well as surrounding market information. When these prices are determined to be able to reflect the nature, characteristics and risks of assets and liabilities reasonably, the Company and its subsidiaries use these prices as fair value of the assets and liabilities.

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

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820-10 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of operating leases and other operating assets and Land and buildings undeveloped or under construction.

Trading securities, Available-for-sale securities, Unlisted securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

The Company and its subsidiaries classified CMBS and RMBS in the United States, as level 3 due to a certain market being inactive. In determining whether a market is active or inactive, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to the CMBS and RMBS in the United States, the Company and its subsidiaries judged that there has been increased overall trading activity from previous years but due to the lack of observable trades for older vintage and below investment grade securities we continue to limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models (Level 3 inputs) using valuation techniques such as discounted cash flow methodologies in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the United States.

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use discounted cash flow methodologies that incorporates significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs in Japan, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs in Japan are estimated based on contractual principal and interest repayment schedules on each of the specified bond issued by the SPEs in Japan. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodologies) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

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

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Information about Level 3 Fair Value Measurements

The following table provides information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a recurring basis as of March 31, 2012.

	March 31, 2012
	Millions of yen	Millions of U.S. dollars	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
	Fair Value	Fair Value
Financial Assets:
Available-for-sale securities
Corporate debt securities	¥1,088	$14	Discounted cash flows	Discount rate	2.9% – 7.5%
					(4.9%)

	1,824	22	Appraisals/	—	—
			Broker quotes

Specified bonds issued by SPEs in Japan	118,624	1,443	Discounted cash flows	Discount rate	1.0% – 13.0%
					(4.0%)

	20,528	250	Appraisals/	—	—
			Broker quotes

CMBS and RMBS in the U.S., and other asset-backed securities	63,436	772	Discounted cash flows	Discount rate	2.7% – 44.1%
					(11.2%)
				Probability of	0.0% – 6.1%
				default	(0.9%)

	29,745	362	Appraisals/	—	—
			Broker quotes

Other debt securities	8,410	102	Discounted cash flows	Discount rate	12.5%
					(12.5%)

Derivative assets
Options held/written, caps held and other	5,293	64	Discounted cash flows	Discount rate	10.0% – 15.0%
					(12.0%)

	¥248,948	$3,029

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during the three months ended March 31, 2012.

	March 31, 2012
	Millions of yen	Millions of U.S. dollars	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
	Fair Value	Fair Value
Assets:
Unlisted securities	¥8,814	$107	Discounted cash flows	Discount rate	4.2% – 12.5% (6.5%)
Real estate collateral-dependent loans (net of allowance for probable loan losses)	73,319	892	Discounted cash flows	Discount rate	3.3% – 18.9% (7.9%)
			Direct capitalization	Capitalization rate	5.2% – 29.0% (10.9%)
Investment in operating leases and other operating assets	11,561	141	Discounted cash flows	Discount rate	7.0% – 10.0% (8.2%)
Land and buildings undeveloped or under construction	8,638	105	Discounted cash flows	Discount rate	6.0% (6.0%)
Certain investment in affiliates	4,596	56	Discounted cash flows	Discount rate	5.0% – 8.0% (6.5%)

	¥106,928	$1,301

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

3. Acquisitions

During fiscal 2010, the Company and its subsidiaries acquired entities for a total cost of ¥12,142 million, which was paid in cash. In accordance with the finalization of purchase price allocation during fiscal 2011, the amount of goodwill was adjusted from ¥1,786 million to ¥1,740 million, which is not deductible for income tax calculation purposes and the amount of acquired intangible assets other than goodwill recognized in these transactions was adjusted from ¥0 to ¥140 million. Acquisitions were mainly included in the Real Estate segment.

During fiscal 2011, the Company and its subsidiaries acquired entities for a total cost of ¥64,875 million, which was paid in cash. In accordance with the finalization of purchase price allocation during fiscal 2012, the amount of goodwill was adjusted from ¥29,247 million to ¥28,674 million, which is not deductible for income tax calculation purposes and the amount of acquired intangible assets other than goodwill recognized in these transactions was adjusted from ¥0 to ¥998 million. Acquisitions were mainly included in the Overseas Business segment.

During fiscal 2012, the Company and its subsidiaries acquired entities for a total cost of ¥11,964 million ($146 million), which was paid in cash. Goodwill initially recognized in these transactions amounted to ¥4,024 million ($49 million), which is not deductible for income tax calculation purposes. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. The amount of the goodwill and intangible assets other than goodwill could possibly be adjusted upon completion of the purchase price allocation. Acquisitions were mainly included in the Corporate Financial Services segment and the Overseas Business segment.

The segment in which goodwill is allocated is disclosed in Note 13 (“Goodwill and Other Intangible Assets”).

4. Cash Flow Information

Cash payments during fiscal 2010, 2011 and 2012 are as follows:

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Cash payments:
Interest	¥85,801	¥121,253	¥116,271	$1,415
Income taxes	43,927	50,153	49,190	598

As non-cash investing activities, the Company and its subsidiaries assumed ¥27,688 million, ¥142,906 million and ¥38,437 million ($468 million) of liabilities in connection with acquisitions in fiscal 2010, 2011 and 2012, respectively.

Affiliate’s common stocks of ¥26,617 million were exchanged in connection with a sale of subsidiary in 2010. In addition, the Company sold a portion of a subsidiary’s ownership interest and the subsidiary became an equity-method affiliate after the sale during fiscal 2010. As a result, a loan of ¥95,547 million provided to the former subsidiary became a loan to the affiliate, and with the equity investment in the affiliate of ¥25,828 million, the balance of investment in affiliates increased by a total of ¥121,375 million. The sale of the subsidiary’s ownership interest is disclosed in Note 12 “Investment in Affiliates”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Moreover, real estate under operating leases of ¥83,018 million, ¥59,783 million and ¥90,398 million ($1,100 million) were transferred from installment loans and investment in securities in fiscal 2010, 2011 and 2012, respectively, as a result of real estate collateral acquired from non-recourse loans.

For VIEs that were consolidated as a result of the application of new accounting standards starting from fiscal 2011, see Notes 11 “Variable Interest Entities”.

5. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2011 and 2012 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2011	2012	2012
Minimum lease payments receivable	¥927,607	¥1,008,720	$12,273
Estimated residual value	39,982	34,240	417
Initial direct costs	6,736	5,847	71
Unearned lease income	(143,472)	(147,921)	(1,800)

	¥830,853	¥900,886	$10,961

Minimum lease payments receivable are due in periodic installments through fiscal 2035. At March 31, 2012, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2013	¥295,331	$3,593
2014	241,517	2,938
2015	169,191	2,059
2016	110,189	1,341
2017	58,667	714
Thereafter	133,825	1,628

Total	¥1,008,720	$12,273

Gains and losses from the disposition of direct financing lease assets were not significant for fiscal 2010, 2011 and 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

6. Investment in Operating Leases

Investment in operating leases at March 31, 2011 and 2012 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2011	2012	2012
Transportation equipment	¥624,958	¥624,567	$7,599
Measuring and information-related equipment	176,304	191,313	2,328
Real estate	836,953	858,413	10,444
Other	19,152	18,569	226

	1,657,367	1,692,862	20,597
Accumulated depreciation	(402,697)	(404,818)	(4,925)

Net	1,254,670	1,288,044	15,672
Accrued rental receivables	15,625	21,954	267

	¥1,270,295	¥1,309,998	$15,939

Gains and losses from the disposition of real estate under operating leases are disclosed separately as gains on sales of real estate under operating leases or income from discontinued operations, net in the accompanying consolidated statements of income.

For fiscal 2010, 2011 and 2012, gains on sales of operating lease assets other than real estate are ¥7,552 million, ¥9,968 million and ¥14,721 million ($179 million), respectively, and are included in operating lease revenues.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2010, 2011 and 2012 are as follows:

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Depreciation expenses	¥137,386	¥134,791	¥137,019	$1,667
Various expenses	52,188	51,949	52,314	637

	¥189,574	¥186,740	¥189,333	$2,304

The operating lease contracts include non-cancelable lease terms that range up to 25 years. The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2013	¥147,965	$1,800
2014	94,188	1,146
2015	63,453	772
2016	39,878	485
2017	24,136	294
Thereafter	43,765	533

Total	¥413,385	$5,030

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

7. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2011 and 2012 is as follows:

	Millions of yen		Millions of U.S. dollars
	2011	2012	2012
Borrowers in Japan:
Consumer—
Housing loans	¥823,974	¥864,764	$10,522
Other	14,317	13,826	168

	838,291	878,590	10,690

Corporate—
Real estate companies	345,078	297,562	3,620
Non-recourse loans	303,640	226,887	2,761
Commercial, industrial and other companies	513,853	503,454	6,125

	1,162,571	1,027,903	12,506

Overseas:
Non-recourse loans	648,933	549,326	6,684
Other	222,034	216,520	2,634

	870,967	765,846	9,318
Purchased loans*	111,335	97,559	1,187

	¥2,983,164	¥2,769,898	$33,701

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

Generally, installment loans are made under agreements, which require the borrower to provide collateral or guarantors.

At March 31, 2012, the contractual maturities of installment loans except purchased loans for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2013	¥844,162	$10,271
2014	435,229	5,295
2015	282,690	3,439
2016	214,919	2,615
2017	124,199	1,511
Thereafter	771,140	9,383

Total	¥2,672,339	$32,514

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥114,729 million, ¥152,242 million and ¥132,719 million ($1,615 million) for fiscal 2010, 2011 and 2012, respectively.

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) was elected. A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on its loans held for sale originated on or after October 1, 2011. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

These loans held for sale are included in installment loans and the outstanding balances of these loans as of March 31, 2011 and March 31, 2012 were ¥13,718 million and ¥ 20,145 million ($245 million), respectively. There are ¥19,397 million ($236 million) of loans held for sale as of March 31, 2012, measured at fair value by electing the fair value option.

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

Purchased loans acquired by the Company and its subsidiaries are generally characterized by extended period of non-performance by the borrower and it is difficult to reliably estimate the amount, timing, or nature of collections. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥111,335 million and ¥97,559 million ($1,187 million) as of March 31, 2011 and 2012 and the fair value at the acquisition date of purchased loans acquired during fiscal 2011 and 2012 were ¥7,449 million and ¥11,428 million ($139 million), respectively.

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥36,685 million and ¥34,907 million ($425 million) as of March 31, 2011 and 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2010, 2011 and 2012 are as follows:

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Beginning balance	¥9,520	¥12,421	¥17,455	$212
Provision charged to income	3,481	5,261	3,188	39
Charge-offs	(609)	(230)	(793)	(10)
Other*	29	3	(25)	(0)

Ending balance	¥12,421	¥17,455	¥19,825	$241

*	Other includes foreign currency translation adjustments.

The above-mentioned amounts are included in the allowance for doubtful receivables on direct financing leases and probable loan losses (see Note 8).

8. Credit Quality of Financing Receivables and the Allowance for Credit Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2010, 2011 and 2012 are as follows:

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Beginning balance	¥158,544	¥157,523	¥154,150	$1,875
Effect of the application of the new accounting standards*1	0	32,181	0	0
Beginning balance after the application of the new accounting standards	¥158,544	¥189,704	¥154,150	$1,875
Provision charged to income	71,525	31,103	19,215	234
Charge-offs	(60,412)	(61,829)	(38,610)	(470)
Recoveries	2,615	175	2,351	29
Other*2	(14,749)	(5,003)	(518)	(6)

Ending balance	¥157,523	¥154,150	¥136,588	$1,662

*1	This effect results from our application of the new accounting standards for consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010.
*2	Other includes foreign currency translation adjustments, amounts reclassified to discontinued operations and decrease in allowance related to sales of subsidiaries.

The Company and its subsidiaries adopted Accounting Standards Update 2010-20 (“Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”—ASC 310 (“Receivables”)). This Update enhances disclosures about the credit quality of financing receivables and the allowance for credit losses, and requires an entity to provide the following information disaggregated by portfolio segment and class of financing receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses as of March 31, 2011 and 2012:

	March 31, 2011
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans *1
Allowance for Credit Losses:
Ending Balance	¥17,096	¥27,426	¥70,972	¥17,455	¥21,201	¥154,150

Individually Evaluated for Impairment	3,016	23,123	55,170	16,014	0	97,323
Not Individually Evaluated for Impairment	14,080	4,303	15,802	1,441	21,201	56,827

Financing receivables:
Ending Balance	¥840,419	¥952,573	¥1,065,119	¥111,335	¥830,853	¥3,800,299

Individually Evaluated for Impairment	8,312	73,029	194,005	36,685	0	312,031
Not Individually Evaluated for Impairment	832,107	879,544	871,114	74,650	830,853	3,488,268

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2012
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans*1
Allowance for Credit Losses:
Beginning Balance	¥17,096	¥27,426	¥70,972	¥17,455	¥21,201	¥154,150
Provision charged to income	947	6,509	6,003	3,188	2,568	19,215
Charge-offs	(1,943)	(10,083)	(18,928)	(793)	(6,863)	(38,610)
Recoveries	43	16	2,212	0	80	2,351
Other*2	(3)	(363)	7	(25)	(134)	(518)
Ending Balance	¥16,140	¥23,505	¥60,266	¥19,825	¥16,852	¥136,588

Individually Evaluated for Impairment	3,002	20,657	49,853	17,895	0	91,407
Not Individually Evaluated for Impairment	13,138	2,848	10,413	1,930	16,852	45,181

Financing receivables:
Ending Balance	¥881,483	¥775,465	¥995,246	¥97,559	¥900,886	¥3,650,639

Individually Evaluated for Impairment	9,021	82,957	166,889	34,907	0	293,774
Not Individually Evaluated for Impairment	872,462	692,508	828,357	62,652	900,886	3,356,865

	March 31, 2012
	Millions of U.S. dollars
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans*1
Allowance for Credit Losses:
Beginning Balance	$207	$334	$864	$212	$258	$1,875
Provision charged to income	12	79	73	39	31	234
Charge-offs	(24)	(123)	(230)	(10)	(83)	(470)
Recoveries	1	0	27	0	1	29
Other*2	(0)	(4)	0	(0)	(2)	(6)
Ending Balance	$196	$286	$734	$241	$205	$1,662

Individually Evaluated for Impairment	36	251	607	218	0	1,112
Not Individually Evaluated for Impairment	160	35	127	23	205	550

Financing receivables:
Ending Balance	$10,725	$9,435	$12,109	$1,187	$10,961	$44,417

Individually Evaluated for Impairment	110	1,009	2,030	425	0	3,574
Not Individually Evaluated for Impairment	10,615	8,426	10,079	762	10,961	40,843

*1	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).
*2	Other includes foreign currency translation adjustments, amounts reclassified to discontinued operations and decrease in allowance related to sales of subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the impaired loans as of March 31, 2011 and 2012:

	March 31, 2011
	Millions of Yen
	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded*1:		¥68,282	¥68,183	¥0
Consumer borrowers	Housing loans	2,259	2,259	0
	Other	0	0	0
Corporate borrowers		66,023	65,924	0
Non-recourse loans	Japan	9,465	9,443	0
	U.S.	4,579	4,579	0
Other	Real estate companies	14,532	14,516	0
	Entertainment companies	17,080	17,031	0
	Other	20,367	20,355	0
Purchased loans		0	0	0
With an allowance recorded*2:		243,749	242,843	97,323
Consumer borrowers	Housing loans	6,053	6,052	3,016
	Other	0	0	0
Corporate borrowers		201,011	200,106	78,293
Non-recourse loans	Japan	11,953	11,895	4,421
	U.S.	47,032	46,786	18,702
Other	Real estate companies	79,075	78,808	30,552
	Entertainment companies	12,517	12,486	4,114
	Other	50,434	50,131	20,504
Purchased loans		36,685	36,685	16,014

Total:		¥312,031	¥311,026	¥97,323

Consumer borrowers	Housing loans	8,312	8,311	3,016

	Other	0	0	0

Corporate borrowers		267,034	266,030	78,293

Non-recourse loans	Japan	21,418	21,338	4,421

	U.S.	51,611	51,365	18,702

Other	Real estate companies	93,607	93,324	30,552

	Entertainment companies	29,597	29,517	4,114

	Other	70,801	70,486	20,504

Purchased loans		36,685	36,685	16,014

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2012
	Millions of Yen
	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded*1:		¥74,836	¥74,581	¥0
Consumer borrowers	Housing loans	1,438	1,421	0
	Other	0	0	0
Corporate borrowers		73,398	73,160	0
Non-recourse loans	Japan	29,471	29,455	0
	U.S.	4,565	4,565	0
Other	Real estate companies	8,120	8,102	0
	Entertainment companies	11,893	11,718	0
	Other	19,349	19,320	0
Purchased loans		0	0	0
With an allowance recorded*2:		218,938	217,560	91,407
Consumer borrowers	Housing loans	7,583	7,566	3,002
	Other	0	0	0
Corporate borrowers		176,448	175,087	70,510
Non-recourse loans	Japan	14,677	14,661	5,602
	U.S.	34,244	34,150	15,055
Other	Real estate companies	65,888	65,412	26,108
	Entertainment companies	9,867	9,667	3,181
	Other	51,772	51,197	20,564
Purchased loans		34,907	34,907	17,895

Total:		¥293,774	¥292,141	¥91,407

Consumer borrowers	Housing loans	9,021	8,987	3,002

	Other	0	0	0

Corporate borrowers		249,846	248,247	70,510

Non-recourse loans	Japan	44,148	44,116	5,602

	U.S.	38,809	38,715	15,055

Other	Real estate companies	74,008	73,514	26,108

	Entertainment companies	21,760	21,385	3,181

	Other	71,121	70,517	20,564

Purchased loans		34,907	34,907	17,895

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2012
	Millions of U.S. dollars
	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded*1:		$910	$907	$0
Consumer borrowers	Housing loans	17	17	0
	Other	0	0	0
Corporate borrowers		893	890	0
Non-recourse loans	Japan	359	358	0
	U.S.	55	55	0
Other	Real estate companies	99	99	0
	Entertainment companies	145	143	0
	Other	235	235	0
Purchased loans		0	0	0
With an allowance recorded*2:		2,664	2,647	1,112
Consumer borrowers	Housing loans	92	92	36
	Other	0	0	0
Corporate borrowers		2,147	2,130	858
Non-recourse loans	Japan	178	177	68
	U.S.	417	416	183
Other	Real estate companies	802	796	318
	Entertainment companies	120	118	39
	Other	630	623	250
Purchased loans		425	425	218

Total:		$3,574	$3,554	$1,112

Consumer borrowers	Housing loans	109	109	36

	Other	0	0	0

Corporate borrowers		3,040	3,020	858

Non-recourse loans	Japan	537	535	68

	U.S.	472	471	183

Other	Real estate companies	901	895	318

	Entertainment companies	265	261	39

	Other	865	858	250

Purchased loans		425	425	218

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. Non-recourse loans in the U.S. consist mainly of commercial mortgage loans held by the newly consolidated VIEs resulting from the application of new accounting standards in the fiscal year ended March 31, 2011 relating to the consolidation of VIEs (see Note 11 “Variable Interest Entities”). For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The average recorded investments in impaired loans for fiscal 2010 and 2011 were ¥402,868 million and ¥368,539 million, respectively. The Company and its subsidiaries recognized interest income on impaired loans of ¥7,875 million and ¥4,225 million, and collected in cash interest on impaired loans of ¥4,841 million and ¥3,592 million in fiscal 2010 and 2011, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for fiscal 2012:

	March 31, 2012
	Millions of yen
	Class	Average Recorded Investments in Impaired Loans*1	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers	Housing loans	¥8,933	¥226	¥204
	Other	0	0	0
Corporate borrowers		252,683	4,506	3,976
Non-recourse loans	Japan	30,021	367	311
	U.S.	41,399	794	695
Other	Real estate companies	84,121	1,243	1,102
	Entertainment companies	25,796	724	711
	Other	71,346	1,378	1,157
Purchased loans		34,063	0	0

Total		¥295,679	¥4,732	¥4,180

	March 31, 2012
	Millions of U.S. dollars
	Class	Average Recorded Investments in Impaired Loans*1	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers	Housing loans	$109	$3	$3
	Other	0	0	0
Corporate borrowers		3,074	55	48
Non-recourse loans	Japan	365	4	4
	U.S.	504	10	8
Other	Real estate companies	1,023	15	13
	Entertainment companies	314	9	9
	Other	868	17	14
Purchased loans		415	0	0

Total		$3,598	$58	$51

*1	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the credit quality indicators as of March 31, 2011 and 2012:

	March 31, 2011
	Millions of yen
			Non-performing
	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers	Housing loans	¥807,194	¥8,312	¥9,972	¥18,284	¥825,478
	Other	14,876	0	65	65	14,941
Corporate borrowers		1,750,658	267,034	0	267,034	2,017,692
Non-recourse loans	Japan	282,222	21,418	0	21,418	303,640
	U.S.	597,322	51,611	0	51,611	648,933
Other	Real estate companies	292,607	93,607	0	93,607	386,214
	Entertainment companies	115,876	29,597	0	29,597	145,473
	Other	462,631	70,801	0	70,801	533,432
Purchased loans		74,650	36,685	0	36,685	111,335
Direct financing leases	Japan	624,919	0	17,908	17,908	642,827
	Overseas	183,147	0	4,879	4,879	188,026

Total		¥3,455,444	¥312,031	¥32,824	¥344,855	¥3,800,299

	March 31, 2012
	Millions of yen
			Non-performing
	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers	Housing loans	¥849,303	¥9,021	¥8,603	¥17,624	¥866,927
	Other	14,555	0	1	1	14,556
Corporate borrowers		1,520,865	249,846	0	249,846	1,770,711
Non-recourse loans	Japan	181,991	44,148	0	44,148	226,139
	U.S	510,517	38,809	0	38,809	549,326
Other	Real estate companies	267,294	74,008	0	74,008	341,302
	Entertainment companies	115,484	21,760	0	21,760	137,244
	Other	445,579	71,121	0	71,121	516,700
Purchased loans		62,652	34,907	0	34,907	97,559
Direct financing leases	Japan	658,277	0	14,406	14,406	672,683
	Overseas	225,168	0	3,035	3,035	228,203

Total		¥3,330,820	¥293,774	¥26,045	¥319,819	¥3,650,639

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2012
	Millions of U.S. dollars
			Non-performing
	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers	Housing loans	$10,334	$109	$105	$215	$10,548
	Other	177	0	0	0	177
Corporate borrowers		18,504	3,040	0	3,040	21,544
Non-recourse loans	Japan	2,214	537	0	537	2,751
	U.S	6,212	472	0	472	6,684
Other	Real estate companies	3,252	901	0	901	4,153
	Entertainment companies	1,405	265	0	265	1,670
	Other	5,421	865	0	865	6,286
Purchased loans		762	425	0	425	1,187
Direct financing leases	Japan	8,009	0	175	175	8,184
	Overseas	2,740	0	37	37	2,777

Total		$40,526	$3,574	$317	$3,891	$44,417

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, or whose repayment is past-due 90 days or more, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets presented above, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2011 and 2012:

	March 31, 2011
	Millions of yen
		Past-Due Financing Receivables			Total Financing Receivables	Non-Accrual
	Class	30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due
Consumer borrowers	Housing loans	¥4,119	¥15,031	¥19,150	¥825,478	¥15,031
	Other	0	65	65	14,941	65
Corporate borrowers		120,127	125,826	245,953	2,017,692	125,826
Non-recourse loans	Japan	5,697	9,925	15,622	303,640	9,925
	U.S.	97,114	19,747	116,861	648,933	19,747
Other	Real estate companies	4,556	54,566	59,122	386,214	54,566
	Entertainment companies	3,093	5,487	8,580	145,473	5,487
	Other	9,667	36,101	45,768	533,432	36,101
Direct financing leases	Japan	3,307	17,908	21,215	642,827	17,908
	Overseas	2,500	4,879	7,379	188,026	4,879

Total		¥130,053	¥163,709	¥293,762	¥3,688,964	¥163,709

	March 31, 2012
	Millions of yen
		Past-Due Financing Receivables			Total Financing Receivables	Non-Accrual
	Class	30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due
Consumer borrowers	Housing loans	¥3,518	¥12,942	¥16,460	¥866,927	¥12,942
	Other	33	1	34	14,556	1
Corporate borrowers		83,316	112,537	195,853	1,770,711	112,537
Non-recourse loans	Japan	10,306	14,134	24,440	226,139	14,134
	U.S	71,042	14,689	85,731	549,326	14,689
Other	Real estate companies	809	42,831	43,640	341,302	42,831
	Entertainment companies	2	2,362	2,364	137,244	2,362
	Other	1,157	38,521	39,678	516,700	38,521
Direct financing leases	Japan	2,724	14,406	17,130	672,683	14,406
	Overseas	2,007	3,035	5,042	228,203	3,035

Total		¥91,598	¥142,921	¥234,519	¥3,553,080	¥142,921

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2012
	Millions of U.S. dollars
		Past-Due Financing Receivables			Total Financing Receivables	Non-Accrual
	Class	30-89 Days Past-Due	90 Days or More Past-Due	Total Past Due
Consumer borrowers	Housing loans	$43	$157	$200	$10,548	$157
	Other	0	0	0	177	0
Corporate borrowers		1,014	1,369	2,383	21,544	1,369
Non-recourse loans	Japan	125	172	297	2,751	172
	U.S	864	179	1,043	6,684	179
Other	Real estate companies	10	521	531	4,153	521
	Entertainment companies	0	29	29	1,670	29
	Other	15	468	483	6,286	468
Direct financing leases	Japan	33	175	208	8,184	175
	Overseas	24	37	61	2,777	37

Total		$1,114	$1,738	$2,852	$43,230	$1,738

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

The information about troubled debt restructurings of financing receivables that occurred during the fiscal 2012 is as follows:

	March 31, 2012
		Millions of yen
	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers	Housing loans	¥1,867	¥1,690
Corporate borrowers		27,471	26,112
Non-recourse loans	Japan	943	943
	U.S.	7,783	7,518
Other	Real estate companies	6,436	5,636
	Other	12,309	12,015

Total		¥29,338	¥27,802

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2012
		Millions of U.S. dollars
	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers	Housing loans	$23	$21
Corporate borrowers		334	317
Non-recourse loans	Japan	11	11
	U.S.	95	91
Other	Real estate companies	78	69
	Other	150	146

Total		$357	$338

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified in troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

The information about financing receivables modified as troubled debt restructurings within the previous 12 months from the current period end and for which there was a payment default during the fiscal 2012 is as follows:

	March 31, 2012
		Millions of yen
	Class	Recorded Investment
Consumer borrowers	Housing loans	¥392
Corporate borrowers		2,331
Non-recourse loans	U.S.	409
Other	Other	1,922

Total		¥2,723

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2012
		Millions of U.S. dollars
	Class	Recorded Investment
Consumer borrowers	Housing loans	$5
Corporate borrowers		28
Non-recourse loans	U.S.	5
Other	Other	23

Total		$33

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

9. Investment in Securities

Investment in securities at March 31, 2011 and 2012 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2011	2012	2012
Trading securities	¥71,991	¥12,817	$156
Available-for-sale securities	883,410	886,487	10,786
Held-to-maturity securities	43,695	43,830	533
Other securities	176,285	204,256	2,485

Total	¥1,175,381	¥1,147,390	$13,960

Gains and losses realized from the sale of trading securities and net unrealized holding gains (losses) on trading securities are included in net gains on investment securities. For further information, see Note 22 “Brokerage Commissions and Net Gains on Investment Securities ”.

For fiscal 2010, 2011 and 2012, net unrealized holding gains and losses on trading securities were losses of ¥7,211 million, gains of ¥2,065 million and gains of ¥4,730 million ($58 million), respectively.

During fiscal 2010 and 2011, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥181,033 million and ¥340,634 million, respectively, resulting in gross realized gains of ¥7,547 million and ¥5,579 million, respectively, and gross realized losses of ¥640 million and ¥712 million, respectively. During fiscal 2012, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥279,367 million ($3,399 million), resulting in gross realized gains of ¥9,882 million ($120 million) and gross realized losses of ¥963 million ($12 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2010, 2011 and 2012, the Company and its subsidiaries charged losses on securities of ¥23,632 million, ¥21,747 million and ¥16,470 million ($200 million), respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share.

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥67,366 million and ¥84,431 million ($1,027 million) at March 31, 2011 and 2012. Investments with an aggregate cost of ¥63,590 million and ¥74,716 million ($909 million) were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at March 31, 2011 and 2012 are as follows:

March 31, 2011

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥168,818	¥696	¥(169)	¥169,345
Japanese prefectural and foreign municipal bond securities	34,907	153	(92)	34,968
Corporate debt securities	292,836	1,287	(2,091)	292,032
Specified bonds issued by SPEs in Japan	225,393	46	(3,125)	222,314
CMBS and RMBS in the U.S., and other asset-backed securities	87,898	3,819	(3,843)	87,874
Other debt securities	5,518	0	(12)	5,506
Equity securities	48,415	25,229	(2,273)	71,371

	863,785	31,230	(11,605)	883,410

Held-to-maturity:
Japanese government bond securities	43,695	412	0	44,107

	¥907,480	¥31,642	¥(11,605)	¥927,517

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2012

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥219,729	¥1,191	¥(5)	¥220,915
Japanese prefectural and foreign municipal bond securities	56,108	1,358	(107)	57,359
Corporate debt securities	280,540	2,325	(2,643)	280,222
Specified bonds issued by SPEs in Japan	140,054	192	(1,094)	139,152
CMBS and RMBS in the U.S., and other asset-backed securities	95,788	3,078	(3,538)	95,328
Other debt securities	7,961	449	0	8,410
Equity securities	61,773	26,853	(3,525)	85,101

	861,953	35,446	(10,912)	886,487

Held-to-maturity:
Japanese government bond securities and other	43,830	2,819	0	46,649

	¥905,783	¥38,265	¥(10,912)	¥933,136

March 31, 2012

	Millions of U.S. dollars
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	$2,674	$14	$(0)	$2,688
Japanese prefectural and foreign municipal bond securities	682	17	(1)	698
Corporate debt securities	3,414	28	(32)	3,410
Specified bonds issued by SPEs in Japan	1,704	2	(13)	1,693
CMBS and RMBS in the U.S., and other asset-backed securities	1,165	38	(43)	1,160
Other debt securities	97	5	0	102
Equity securities	752	327	(44)	1,035

	10,488	431	(133)	10,786

Held-to-maturity:
Japanese government bond securities and other	533	35	0	568

	$11,021	$466	$(133)	$11,354

The unrealized losses of ¥392 million and ¥857 million ($10 million) of debt securities for which an other-than-temporary impairment related to the credit loss had been recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) were included in the gross unrealized losses of CMBS and RMBS in the U.S., and other asset-backed securities (before taxes) at March 31, 2011 and March 31, 2012, respectively. The unrealized losses are other-than-temporary impairment related to the non-credit losses and recorded as accumulated other comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2011 and 2012, respectively:

March 31, 2011

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥63,438	¥(169)	¥0	¥0	¥63,438	¥(169)
Japanese prefectural and foreign municipal bond securities	22,444	(92)	0	0	22,444	(92)
Corporate debt securities	184,185	(2,071)	1,980	(20)	186,165	(2,091)
Specified bonds issued by SPEs in Japan	49,180	(2,025)	49,398	(1,100)	98,578	(3,125)
CMBS and RMBS in the U.S., and other asset-backed securities	6,660	(853)	24,288	(2,990)	30,948	(3,843)
Other debt securities	0	0	2,988	(12)	2,988	(12)
Equity securities	11,196	(1,470)	4,891	(803)	16,087	(2,273)

	¥337,103	¥(6,680)	¥83,545	¥(4,925)	¥420,648	¥(11,605)

March 31, 2012

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥74,978	¥(5)	¥0	¥0	¥74,978	¥(5)
Japanese prefectural and foreign municipal bond securities	11,316	(107)	0	0	11,316	(107)
Corporate debt securities	23,568	(208)	24,982	(2,435)	48,550	(2,643)
Specified bonds issued by SPEs in Japan	32,139	(499)	29,826	(595)	61,965	(1,094)
CMBS and RMBS in the U.S., and other asset-backed securities	29,586	(198)	11,316	(3,340)	40,902	(3,538)
Equity securities	14,097	(2,092)	11,239	(1,433)	25,336	(3,525)

	¥185,684	¥(3,109)	¥77,363	¥(7,803)	¥263,047	¥(10,912)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2012

	Millions of U.S. dollars
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	$912	$(0)	$0	$0	$912	$(0)
Japanese prefectural and foreign municipal bond securities	138	(1)	0	0	138	(1)
Corporate debt securities	287	(3)	304	(29)	591	(32)
Specified bonds issued by SPEs in Japan	391	(6)	363	(7)	754	(13)
CMBS and RMBS in the U.S., and other asset-backed securities	360	(2)	138	(41)	498	(43)
Equity securities	171	(26)	136	(18)	307	(44)

	$2,259	$(38)	$941	$(95)	$3,200	$(133)

Approximately 449 and 225 investment securities were in an unrealized loss position as of March 31, 2011 and 2012, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

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

Debt securities with unrealized loss position mainly include corporate debt securities in Japan, specified bonds issued by special purpose entities in Japan and CMBS and RMBS.

The unrealized loss associated with corporate debt securities is primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectibility of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2012.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the real estate market in Japan and the credit crunch in the capital and financial markets. Considering all available information to assess the collectibility of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2012.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2012.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2012.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for fiscal 2010, 2011 and 2012 are as follows:

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Total other-than-temporary impairment losses	¥26,055	¥22,210	¥17,100	$208
Portion of loss recognized in other comprehensive income (before taxes)	(2,423)	(463)	(630)	(8)

Net impairment losses recognized in earnings	¥23,632	¥21,747	¥16,470	$200

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for fiscal 2010, 2011 and 2012 are as follows:

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Beginning	¥906	¥5,016	¥9,022	$110
Reduction to the beginning balance*	0	(1,810)	0	0
Beginning after reduction	0	3,206	9,022	110
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	3,744	7,292	3,524	43
Credit loss for which an other-than-temporary impairment was previously recognized	366	736	320	4
Reduction during the period:
For securities sold or redeemed	0	(307)	(3,530)	(43)
Due to change in intent to sell or requirement to sell	0	(1,905)	(1,137)	(14)

Ending	¥5,016	¥9,022	¥8,199	$100

*	Cumulative effects of adopting Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)), and Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)) have been deducted from the beginning balance.

The Company and its subsidiaries adopted Accounting Standards Update 2009-12 (“Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—ASC 820 (“Fair Value Measurements and Disclosures”)”). Under ASC 820, the information about the fund investments the Company and its subsidiaries hold at March 31, 2011 and 2012, respectively are as follows:

March 31, 2011 and 2012

Type of Fund Investment	2011 (Millions of Yen)	2012 (Millions of Yen)	2012 (Millions of U.S. dollars)	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Hedge Fund*	¥10,023	¥5,178	$63	Monthly – Quarterly	5 days – 60 days

Total	¥10,023	¥5,178	$63	—	—

*	This category includes several hedge funds that seek profits using investment strategies such as managed futures, global macro and relative value. The fair value of the investments in this category is calculated based on the net asset value of the investees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities held at March 31, 2012:

Available-for-sale securities held at March 31, 2012:

	Millions of yen		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	¥292,242	¥292,226	$3,556	$3,555
Due after one to five years	260,303	261,582	3,167	3,183
Due after five to ten years	134,331	132,667	1,634	1,614
Due after ten years	113,304	114,911	1,379	1,398

	¥800,180	¥801,386	$9,736	$9,750

Held-to-maturity securities held at March 31, 2012:

	Millions of yen		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	¥159	¥159	$2	$2
Due after one to five years	13	13	0	0
Due after ten years	43,658	46,477	531	566

	¥43,830	¥46,649	$533	$568

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥20,436 million, ¥17,690 million and ¥15,169 million ($184 million) for fiscal 2010, 2011 and 2012, respectively.

A certain foreign subsidiary acquired debt securities with evidence of deterioration of credit quality at the time of acquisition, and it was not probable those debt securities were able to recover all contractual amounts. In accordance with the provision of ASC 310-30 (Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality), the subsidiary determined the expected future cash flows taking into account historical cash collections for debt securities with similar characteristics as well as expected prepayments and the amount and the timing of undiscounted expected principal, interest and other cash flows for each pool of debt securities. Accretable yield represents the excess of expected future cash flows over carrying value of the debt securities, which is recognized as interest income over the remaining life of the debt securities. For a debt security for which the fair value is less than the amortized cost basis, the subsidiary estimates the present value of cash flows expected to be collected from the security and compares it with the amortized cost basis of the security to determine whether a credit loss exists. If, based on current information and events, the subsidiary determines a credit loss exists for that security, an other-than-temporary impairment is considered to have

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

occurred. The subsidiary writes down that security to fair value with the credit loss component of the impairment recognized in earnings and the noncredit component recorded in other comprehensive income (loss), unless the subsidiary intends to sell that security or more likely than not will be required to sell that security before recovery, in which case the entire impairment loss would be charged to earnings. As of March 31, 2011 and 2012, the carrying amount and the nominal value of debt securities acquired with evidence of deterioration of credit quality were ¥7,393 million and ¥5,906 million ($71 million), and ¥16,719 million and ¥13,125 million ($159 million), and the outstanding balance of accretable yield was ¥5,780 million and ¥4,057 million ($49 million) respectively.

10. Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans, housing loans and other) and investments in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets. The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they first absorb the risk of decline in cash flows in relation to defaults and prepayments of the transferred financial assets, and therefore are exposed to credit and prepayment risks different from those of the senior investments. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests.

Until March 31, 2010, the Company and its subsidiaries did not consolidate qualified special-purpose entities (“QSPEs”) meeting certain requirements and the Company and its subsidiaries accounted for the transfer of financial assets to QSPEs as a sale when control over the financial assets was surrendered.

From April 1, 2010, the Company and its subsidiaries apply Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)). This Update removes the concept of a QSPE and removes the exception from applying ASC 810-10 (“Consolidation—Variable Interest Entities”) to variable interest entities that are QSPEs. This Update also modifies the financial-components approach used in former ASC 860 (“Transfers and Servicing”) and limits the circumstances in which a transferor derecognizes a portion or component of a financial asset. As a result, many SPEs for securitization which had not been consolidated because they met QSPE criteria have been consolidated in accordance with Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)). For further information, see Note 11 “Variable Interest Entities.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

During fiscal 2010, certain information with respect to these securitization transactions accounted for as sales is as follows. During fiscal 2011 and 2012, there was no securitization transaction accounted for as a sale.

Millions of yen
2010
Direct financing leases:
Balance sold	¥27,974
Gains (losses) on sales	331
Interests that continue to be held	23,207

Regarding securitizations of direct financing lease receivables, for fiscal 2010, revenues from interests that continue to be held of ¥4,744 million, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from interests that continue to be held of ¥1,630 million for fiscal 2010, are included in interest on loans and investment securities in the consolidated statements of income. Regarding securitizations of investment in securities, revenues from interests that continue to be held of ¥2,378 million for fiscal 2010, are included in interest on loans and investment securities in the consolidated statements of income. Due to the adoption of Accounting Standards Update 2009-16 and 2009-17, almost all vehicles used for securitization have been consolidated. As a result, revenues from interests that continue to be held are not disclosed for fiscal 2011 and 2012 as the amounts have been eliminated in consolidation.

Economic assumptions used in measuring the interests that continue to be held related to securitization transactions completed during fiscal 2010 are as follows. There are no interests that continue to be held related to securitization transactions completed during fiscal 2011 and 2012.

2010
Direct financing leases
%
Expected credit loss	1.51 – 1.55
Discount rate	2.33 – 4.28
Annual prepayment rate	6.24 – 6.59

Certain cash flows received from/paid to SPEs for all securitization activities in fiscal 2010 are summarized as follows:

Millions of yen
2010
Proceeds from new securitizations	¥28,305
Servicing fees received	385
Cash flows received on interests that continue to be held	29,336
Repurchases of ineligible assets	(18,487)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2011 and 2012, and quantitative information about net credit loss for the fiscal years ended March 31, 2010, 2011 and 2012 are as follows:

	Total principal amount of receivables
	Millions of yen		Millions of dollars
	March 31, 2011	March 31, 2012	March 31, 2012
Direct financing leases	¥830,853	¥900,886	$10,961
Installment loans	2,983,164	2,769,898	33,701

Assets recorded on the balance sheet	3,814,017	3,670,784	44,662
Direct financing leases sold on securitization	12,651	3,969	48

Total assets managed together or sold on securitization	¥3,826,668	¥3,674,753	$44,710

	Principal amount of receivables more than 90 days past-due and impaired loans
	Millions of yen		Millions of dollars
	March 31, 2011	March 31, 2012	March 31, 2012
Direct financing leases	¥22,787	¥17,441	$212
Installment loans	322,068	302,378	3,679

Assets recorded on the balance sheet	344,855	319,819	3,891
Direct financing leases sold on securitization	0	0	0

Total assets managed together or sold on securitization	¥344,855	¥319,819	$3,891

	Credit loss
	Millions of yen			Millions of dollars
	2010	2011	2012	2012
Direct financing leases	¥8,744	¥7,505	¥6,783	$82
Installment loans	49,053	54,149	29,476	359

Assets recorded on the balance sheet	57,797	61,654	36,259	441
Direct financing leases sold on securitization	0	0	0	0

Total assets managed together or sold on securitization	¥57,797	¥61,654	¥36,259	$441

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other operating assets and the balances of these servicing assets as of March 31, 2011 and March 31, 2012 were ¥11,577 million and ¥11,533 million ($140 million), respectively. During the fiscal year ended March 31, 2012, the servicing assets were increased by ¥2,505 million mainly from loans sold with servicing retained and decreased by ¥2,416 million mainly from amortization and by ¥133 million from the effects of changes in foreign exchange rates. The fair value of the servicing assets as of March 31, 2011 and 2012 were ¥14,093 million and ¥13,826 million ($168 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Also, until March 31, 2010, if SPEs met the criteria for qualifying special-purpose entity (“QSPE”) status in accordance with ASC 860 (“Transfer and Servicing”) and ASC 810-10 before amendment, the Company and its subsidiaries excluded the QSPE from the scope of consolidation.

In June 2009, FASB Statement No. 166 (“Accounting for Transfers of Financial Assets—an amendment of FASB Statement No.140”), which was codified by Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)) and FASB Statement No. 167 (“Amendment of FASB Interpretation No.46(R)”), which was codified by Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)), were issued. These Updates remove the concept of a QSPE and remove the exception from applying ASC 810-10 to variable interest entities that are QSPEs and require the Company and its subsidiaries to perform a qualitative analysis to identify the primary beneficiary of all variable interest entities, including QSPEs. The Company and its subsidiaries adopted these Updates on April 1, 2010. The effect of adopting these Updates on our financial conditions at the initial adoption date was an increase of ¥1,147 billion on total assets, and an increase of ¥1,169 billion on total liabilities, respectively, in the consolidated balance sheets. These are mainly included in (f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable, and (g) VIEs for securitization of commercial mortgage loans originated by third parties.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company and its subsidiaries do not have the power to direct activities of the VIEs that most significantly impact the VIEs’ economic performance, if that power is shared among multiple unrelated parties. In that case, the Company and its subsidiaries do not consolidate such VIEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Information about VIEs for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2011

	Millions of yen
Types of VIEs:	Total assets(1)	Total liabilities(1)	Assets which are pledged as collateral(2)	Commitments(3)
(a) VIEs for liquidating customer assets	¥5,222	¥3,846	¥5,222	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	16,051	4,493	5,660	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	343,394	120,908	226,319	1,076
(d) VIEs for corporate rehabilitation support business	15,988	142	0	0
(e) VIEs for investment in securities	83,694	13,675	33,169	1,491
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	505,421	352,034	505,421	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	669,375	671,349	660,237	0
(h) Other VIEs	154,176	66,529	139,260	4,140

Total	¥1,793,321	¥1,232,976	¥1,575,288	¥6,707

March 31, 2012

	Millions of yen
Types of VIEs:	Total assets(1)	Total liabilities(1)	Assets which are pledged as collateral(2)	Commitments(3)
(a) VIEs for liquidating customer assets	¥5,094	¥3,719	¥5,094	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	49,781	28,848	35,486	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	341,421	124,227	245,994	0
(d) VIEs for corporate rehabilitation support business	14,302	205	0	0
(e) VIEs for investment in securities	61,713	7,050	18,365	15
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	465,376	303,784	465,376	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	569,272	575,712	569,263	0
(h) Other VIEs	145,958	62,640	128,950	5,687

Total	¥1,652,917	¥1,106,185	¥1,468,528	¥5,702

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2012

	Millions of U.S. dollars
Types of VIEs:	Total assets(1)	Total liabilities(1)	Assets which are pledged as collateral(2)	Commitments(3)
(a) VIEs for liquidating customer assets	$62	$45	$62	$0
(b) VIEs for acquisition of real estate and real estate development projects for customers	606	351	432	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	4,154	1,511	2,993	0
(d) VIEs for corporate rehabilitation support business	174	2	0	0
(e) VIEs for investment in securities	751	86	223	1
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	5,662	3,696	5,662	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	6,926	7,005	6,926	0
(h) Other VIEs	1,776	763	1,569	68

Total	$20,111	$13,459	$17,867	$69

Note:	(1) The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of the VIEs have no recourse to other assets of the Company and its subsidiaries.
(2) The assets are pledged as collateral by VIE for financing of the VIE.
(3) This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2011

	Millions of yen
	Total assets	Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss(4)
Types of VIEs:		Specified bonds and non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥66,710	¥1,073	¥6,979	¥8,052
(b) VIEs for acquisition of real estate and real estate development projects for customers	1,090,147	174,380	52,850	260,935
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	1,143,069	0	22,349	37,287
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans by third parties	2,535,037	4,000	25,493	31,478
(h) Other VIEs	83,811	697	3,132	3,829

Total	¥4,918,774	¥180,150	¥110,803	¥341,581

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2012

	Millions of yen
Types of VIEs:	Total assets	Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss(4)
		Specified bonds and non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥53,300	¥8,542	¥4,326	¥12,868
(b) VIEs for acquisition of real estate and real estate development projects for customers	958,965	125,746	59,144	224,707
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	1,290,243	0	24,371	37,960
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	2,277,844	0	43,792	44,427
(h) Other VIEs	42,283	4,380	3,304	7,684

Total	¥4,622,635	¥138,668	¥134,937	¥327,646

March 31, 2012

	Millions of U.S. dollars
Types of VIEs:	Total assets	Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss(4)
		Specified bonds and non-recourse loans	Investments
(a) VIEs for liquidating customer assets	$648	$104	$53	$157
(b) VIEs for acquisition of real estate and real estate development projects for customers	11,668	1,530	720	2,734
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	15,698	0	297	462
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	27,714	0	533	541
(h) Other VIEs	515	53	39	92

Total	$56,243	$1,687	$1,642	$3,986

Note:	(4) Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. The Company and its subsidiaries have consolidated some of those VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs. In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases and liabilities of the consolidated VIEs are mainly included in long-term debt, respectively.

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

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated some of those VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs. In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, investment in operating leases and other operating assets and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively.

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

The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

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

The Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings for the years ended March 31, 2011 and 2012 were ¥14,613 million and ¥497 million ($6 million), respectively. As a result, the Company and its subsidiaries performed the reassessment and consolidated those VIEs.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, office facilities, cash and cash equivalents and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively.

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

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans and liabilities of those consolidated VIEs are mainly included in trade notes, accounts payable and other liabilities, respectively.

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

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities, other receivables, investment in affiliates, cash and cash equivalents and liabilities of those consolidated VIEs are mainly included in short-term debt and long-term debt, respectively. The Company has commitment agreements by which the Company might be required to make additional investment in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities. The Company has commitment agreement by which the Company might be required to make additional investment in certain such non-consolidated VIEs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in direct financing leases and installment loans and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively.

(g) VIEs for securitization of commercial mortgage loans originated by third parties

The Company and its subsidiaries invest in CMBS originated by third parties. In some cases of such securitization, the Company’s subsidiaries hold the subordinated portion of CMBS and the subsidiaries take a role as a special-servicer of the securitization transaction. As the special servicer, the Company’s subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the role as special-servicer including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans and investment in securities and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively.

Variable interests of non-consolidated VIEs are included in investment in securities.

(h) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, a subsidiary has consolidated a VIE which is not included in the categories (a) through (g) above, because the subsidiary holds the subordinated portion of the VIE and the VIE is effectively controlled by the subsidiary. The Company has commitment agreement by which the Company might be required to make additional investment in such consolidated VIEs.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

In some cases, the Company and its subsidiaries make investments to the kumiai or its related SPE and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise have any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company and its subsidiaries may use VIEs to finance. The Company and its subsidiaries transfer their own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company guarantees the performance of obligation of the SPEs. The Company and its subsidiaries continually hold subordinated interests in the SPEs and perform administrative work of such assets. The Company and its subsidiaries consolidate such SPEs because the Company and its subsidiaries have a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and have the obligation to absorb losses expected of them by holding the subordinated interests.

Assets of the consolidated SPEs are mainly included in investment in operating leases and other assets and liabilities are mainly included in long- term debt in the consolidated balance sheets, respectively.

12. Investment in Affiliates

Investment in affiliates at March 31, 2011 and 2012 consists of the following:

	Millions of yen		Millions of U.S. dollars
	2011	2012	2012
Shares	¥311,556	¥296,228	$3,604
Loans	61,820	35,489	432

	¥373,376	¥331,717	$4,036

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥53,851 million and ¥ 54,237 million, respectively, as of March 31, 2011 and ¥48,569 million ($591 million) and ¥58,213 million ($708 million), respectively, as of March 31, 2012.

In fiscal 2010, 2011 and 2012, the Company and its subsidiaries received dividends from affiliates of ¥1,702 million, ¥2,875 million and ¥8,653 million ($105 million), respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥32,187 million and ¥16,884 million ($205 million) as of March 31, 2011 and 2012, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

ORIX JREIT Inc. (“ORIX JREIT”), an equity method affiliate, entered into an asset management agreement with one of the Company’s subsidiaries and paid management fees of ¥1,572 million, ¥1,555 million and ¥1,691 million ($21 million) for fiscal 2010, 2011 and 2012, respectively.

In fiscal 2010 through 2012, certain subsidiaries sold to ORIX JREIT, office buildings and condominiums mainly under operating leases. As a result of the sales, the subsidiaries recognized gains of ¥3,564 million and ¥3,905 million in earnings as gains on sales of real estate under operating leases for fiscal 2010 and 2011, respectively. As for fiscal 2012, the subsidiaries recognized gains of ¥989 million ($12 million) in earnings as gains on sales of real estate under operating leases, and gains of ¥1,995 million ($24 million) as life insurance premiums and related investment income. The related intercompany profits have been eliminated based on the Company’s proportionate share.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

¥1,839 million and recognized the loss in earnings as gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net. As a result of the decrease of share of ownership, Fuji Fire became a non affiliate accounted for as available-for–sale equity securities.

During fiscal 2011, Monex Group issued 140,000 shares to a third party at ¥22,765 per share, amounting to ¥3,187 million. Besides, Monex Group issued 65,685 shares for the purpose of the acquisition of Boom Group. As a result of these issuances, the ownership interest of the Company in Monex Group decreased from 22% to 21%. Because the issuance price per share issued by Monex Group was less than the average carrying amount per share of the Company, the Company was required to adjust the carrying amount of its investment by ¥710 million and recognized the loss in earnings as gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net.

During fiscal 2012, Monex Group acquired its shares from the market and canceled its own shares. As a result, the ownership interest of the Company in Monex Group increased from 21% to 22%. Additionally the Company recognized ¥12,713 million ($155 million) of impairment losses because it was judged that the downward stock price movement of the Monex Group was other than temporary.

Companies comprising a significant portion of investment in affiliates were DAIKYO (31% of equity share), ORIX Credit (49% of equity share) and Monex Group (22% of equity share) as of March 31, 2010, DAIKYO (31% of equity share), ORIX Credit (49% of equity share) and Monex Group (21% of equity share) as of March 31, 2011 and DAIKYO (31% of equity share), ORIX Credit (49% of equity share) and Monex Group (22% of equity share) as of March 31, 2012.

Combined and condensed information relating to the affiliates for fiscal 2010, 2011 and 2012 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Operations:
Total revenues	¥1,093,173	¥850,947	¥945,635	$11,505
Income before income taxes	139,067	108,175	74,223	903
Net income	89,368	92,763	51,940	632

Financial position:
Total assets	¥3,983,524	¥4,237,580	¥4,561,537	$55,500
Total liabilities	2,968,953	3,174,222	3,508,038	42,682
Total equity	1,014,571	1,063,358	1,053,499	12,818

The Company and its subsidiaries had no significant transactions with these companies except as described above.

For information regarding ORIX Credit, see Note 33 of “Subsequent Events.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

13. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2010, 2011 and 2012 are as follows:

In fiscal 2012, in line with a change of management classification, the Company changed certain segment classifications. Due to the changes, the reclassified figures are shown for fiscal 2010, 2011 and 2012.

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas	Total
Balance at March 31, 2009
Goodwill	¥1,029	¥282	¥19,230	¥8,969	¥4,452	¥46,872	¥80,834
Accumulated impairment losses	(617)	0	0	(2,973)	0	0	(3,590)

	412	282	19,230	5,996	4,452	46,872	77,244
Acquired	173	0	1,473	140	0	0	1,786
Impairment	(295)	0	0	(2,393)	0	0	(2,688)
Other (net)*	0	0	(2,167)	(912)	0	(2,189)	(5,268)

Balance at March 31, 2010
Goodwill	1,202	282	18,536	7,329	4,452	44,683	76,484
Accumulated impairment losses	(912)	0	0	(4,498)	0	0	(5,410)

	290	282	18,536	2,831	4,452	44,683	71,074
Acquired	0	0	148	0	0	29,099	29,247
Impairment	(173)	0	0	0	0	0	(173)
Other (net)*	0	0	363	(1,334)	0	(4,387)	(5,358)

Balance at March 31, 2011
Goodwill	547	282	19,047	3,674	4,452	69,395	97,397
Accumulated impairment losses	(430)	0	0	(2,177)	0	0	(2,607)

	117	282	19,047	1,497	4,452	69,395	94,790
Acquired	380	0	44	14	0	3,586	4,024
Impairment	0	0	0	0	0	0	0
Other (net)*	0	0	(28)	(1,238)	0	(1,737)	(3,003)

Balance at March 31, 2012
Goodwill	754	282	19,063	312	4,452	71,244	96,107
Accumulated impairment losses	(257)	0	0	(39)	0	0	(296)

	¥497	¥282	¥19,063	¥273	¥4,452	¥71,244	¥95,811

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of U.S. dollars
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas	Total
Balance at March 31, 2011
Goodwill	$7	$3	$232	$44	$54	$845	$1,185
Accumulated impairment losses	(6)	0	0	(26)	0	0	(32)

	1	3	232	18	54	845	1,153
Acquired	5	0	0	0	0	44	49
Impairment	0	0	0	0	0	0	0
Other (net)*	0	0	(0)	(15)	0	(21)	(36)

Balance at March 31, 2012
Goodwill	9	3	232	3	54	868	1,169
Accumulated impairment losses	(3)	0	0	(0)	0	0	(3)

	$6	$3	$232	$3	$54	$868	$1,166

*	Other includes foreign currency translation adjustments and certain other reclassifications.

Other intangible assets at March 31, 2011 and 2012 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2011	2012	2012
Intangible assets not subject to amortization:
Trade name	¥18,175	¥18,062	$220
Others	463	521	6

	18,638	18,583	226

Intangible assets subject to amortization:
Software	58,654	69,261	843
Others	15,601	13,533	164

	74,255	82,794	1,007
Accumulated amortization	(43,737)	(49,017)	(596)

Net	30,518	33,777	411

	¥49,156	¥52,360	$637

The aggregate amortization expenses for intangible assets are ¥8,203 million, ¥7,244 million and ¥7,066 million ($86 million) in fiscal 2010, 2011 and 2012, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥7,053 million ($86 million) in fiscal 2013, ¥6,054 million ($74 million) in fiscal 2014, ¥4,775 million ($58 million) in fiscal 2015, ¥4,062 million ($49 million) in fiscal 2016 and ¥1,983 million ($24 million) in fiscal 2017, respectively.

As a result of the impairment test, the Company and its subsidiaries have recognized no impairment losses on intangible assets from fiscal 2010 through fiscal 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

14. Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts, commercial paper and notes.

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2011 and 2012 are as follows:

March 31, 2011

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥194,728	1.3%
Short-term debt outside Japan, mainly from banks	103,107	3.1
Commercial paper in Japan	180,798	0.2

	¥478,633	1.3

March 31, 2012

	Millions of yen	Millions of U.S. dollars	Weighted average rate
Short-term debt in Japan, mainly from banks	¥168,012	$2,044	0.7%
Short-term debt outside Japan, mainly from banks	107,568	1,309	4.2
Commercial paper in Japan	176,415	2,146	0.2
Commercial paper outside Japan	4,023	49	4.0
Notes outside Japan	1,955	24	5.3

	¥457,973	$5,572	1.4

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2011 and 2012 are as follows:

March 31, 2011

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2012~2025	¥240,904	2.8%
Floating rate	2012~2026	1,263,844	1.3
Insurance companies and others:
Fixed rate	2012~2018	325,006	1.8
Floating rate	2012~2028	233,345	1.1
Unsecured bonds	2012~2021	1,177,582	1.9
Unsecured convertible bonds with stock acquisition rights	2014	149,974	1.0
Unsecured bond with stock acquisition rights	2023	34,233	0.0
Unsecured notes under medium-term note program	2012~2018	88,190	1.9
Payables under securitized lease receivables	2012~2016	170,820	1.5
Payables under securitized loan receivables and investment in securities	2012~2039	847,370	4.3

		¥4,531,268	2.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2012

	Due (Fiscal Year)	Millions of yen	Millions of U.S. dollars	Weighted average rate
Banks:
Fixed rate	2013~2025	¥248,452	$3,023	2.7%
Floating rate	2013~2027	1,223,127	14,881	1.3
Insurance companies and others:
Fixed rate	2013~2020	289,871	3,527	1.8
Floating rate	2013~2028	240,277	2,923	1.1
Unsecured bonds	2013~2021	1,144,539	13,925	2.1
Unsecured convertible bonds with stock acquisition rights	2014	149,968	1,825	1.0
Unsecured bond with stock acquisition rights	2023	35,630	434	0.0
Unsecured notes under medium-term note program	2013~2018	60,911	741	2.0
Payables under securitized lease receivables	2013~2018	172,917	2,104	1.1
Payables under securitized loan receivables and investment in securities	2013~2039	701,788	8,539	4.5

		¥4,267,480	$51,922	2.1

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2012 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2013	¥1,149,478	$13,986
2014	1,158,887	14,100
2015	533,415	6,490
2016	599,510	7,294
2017	497,025	6,047
Thereafter	329,165	4,005

Total	¥4,267,480	$51,922

For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made semi-annually and principal is repaid upon maturity of the notes.

For unsecured convertible bond with stock acquisition rights, the Company issued series three unsecured convertible bond with stock acquisition rights of ¥150,000 million in December 2008. As of March 31, 2012, the bond had stock acquisition rights that were convertible into 21,916,494 shares of common stock at a conversion price of ¥6,842.70 ($83.25) per share. The conversion price shall be adjusted mainly in a situation where the Company issues new shares at less than the current market price of the shares.

For unsecured bond with stock acquisition rights, the Company issued Liquid Yield Option NotesTM of $400 million, net of unamortized discount of $622 million, in June 2002. As of March 31, 2012, the bond had stock acquisition rights that were convertible into 2,493,309 shares of common stock at a conversion price of $115.12 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the previous quarter is more than specified conversion trigger price which will be accreted from $126.63 for the quarter including the date of issuance to $320.72 for the quarter including the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred. The conversion price shall be adjusted mainly in a situation where the Company issues new shares at less than the current market price of the shares.

During fiscal 2010, 2011 and 2012, the Company and certain subsidiaries recognized net amortization expenses of bond premiums and discounts, and deferred issuance costs of bonds and medium-term notes in the amount of ¥4,022 million, ¥3,996 million and ¥3,999 million ($49 million), respectively.

Total committed credit lines for the Company and its subsidiaries were ¥464,432 million and ¥463,969 million ($5,645 million) at March 31, 2011 and 2012, respectively, and, of these lines, ¥410,447 million and ¥427,435 million ($5,201 million) were available at March 31, 2011 and 2012, respectively. Of the available committed credit lines, ¥107,010 million and ¥210,139 million ($2,557 million) were long-term committed credit lines at March 31, 2011 and 2012, respectively.

Some of the debt and commitment contracts contain covenant clauses, and some of these include financial restrictions, such as maintenance of certain ORIX Corporation shareholders’ equity ratios, as well as maintenance of specified credit ratings. As of March 31, 2012, the Company and its subsidiaries were in compliance with such objective covenant requirements.

The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.

Other than the assets of the consolidated variable interest entities pledged as collateral for financing described in Note 11 (“Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2012:

	Millions of yen	Millions of U.S. dollars
Minimum lease payments, loans and investment in operating leases	¥102,256	$1,244
Investment in securities	82,602	1,005
Other operating assets	9,672	118
Other assets	2,122	26

	¥196,652	$2,393

As of March 31, 2012, investment in securities of ¥27,641 million ($336 million) was pledged for primarily collateral deposits.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of March 31, 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

15. Deposits

Deposits at March 31, 2011 and 2012 consist of the following:

	Millions of yen		Millions of U.S. dollars
	2011	2012	2012
Time deposits	¥921,352	¥894,169	$10,879
Other deposits	143,823	209,345	2,547

Total	¥1,065,175	¥1,103,514	$13,426

The balances of time deposits and certificates of deposit issued in amounts of ¥10 million ($122 thousand) or more were ¥581,761 million and ¥588,550 million ($7,161 million) at March 31, 2011 and 2012, respectively.

The maturity schedule of time deposits at March 31, 2012 is as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2013	¥517,647	$6,298
2014	120,256	1,463
2015	129,918	1,581
2016	66,772	812
2017	59,576	725

Total	¥894,169	$10,879

16. Income Taxes

Income before income taxes and discontinued operations, and the provision for income taxes in fiscal 2010, 2011 and 2012 are as follows:

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Income before income taxes and discontinued operations:
Japan	¥14,785	¥38,569	¥74,291	$904
Overseas	41,272	54,732	56,193	684

	¥56,057	¥93,301	¥130,484	$1,588

Provision for income taxes:
Current—
Japan	¥32,286	¥26,566	¥12,302	$149
Overseas	17,553	18,367	16,423	200

	49,839	44,933	28,725	349

Deferred—
Japan	(23,322)	(15,137)	17,766	216
Overseas	(5,427)	(3,653)	(1,860)	(22)

	(28,749)	(18,790)	15,906	194

Provision for income taxes	¥21,090	¥26,143	¥44,631	$543

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In fiscal 2010, 2011 and 2012, the Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of 40.9%.

Reconciliation of the differences between the tax provision computed at the statutory rate and the consolidated provision for income taxes in fiscal 2010, 2011 and 2012 are as follows:

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Income before income taxes and discontinued operations	¥56,057	¥93,301	¥130,484	$1,588

Tax provision computed at statutory rate	¥22,927	¥38,160	¥53,368	$649
Increases (reductions) in taxes due to:
Change in valuation allowance	1,165	(5,647)	4,071	50
Non-deductible expenses for tax purposes	1,638	1,024	1,336	16
Non-taxable income for tax purposes	(635)	(2,697)	(2,852)	(35)
Effect of lower tax rates on foreign subsidiaries and a domestic life insurance subsidiary	(3,699)	(4,335)	(6,994)	(85)
Effect of the new Japanese tax law	0	0	(8,195)	(100)
Other, net	(306)	(362)	3,897	48

Provision for income taxes	¥21,090	¥26,143	¥44,631	$543

The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, non-taxable income for tax purposes, a change in valuation allowance, the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary and the effect of the tax reforms as discussed in the following paragraph.

On November 30, 2011, the bill for reconstruction funding after the March 11, 2011 Great East Japan Earthquake and the bill for the 2011 tax reform were approved by the National Diet of Japan. From fiscal years beginning on or after April 1, 2012, the Japanese corporation tax rate will be reduced, and as a result, the statutory income tax rate for fiscal years beginning between April 1, 2012 and March 31, 2015 will be reduced to approximately 38.3%. The rate for fiscal years beginning after April 1, 2015 will be reduced to approximately 35.9%. In addition, the tax loss carry-forward rules have been amended. The carry-forward period will be extended to 9 years, compared to 7 years under the pre-amendment rules. Further, the deductible amount will be limited to 80% of taxable income for the year, while total amount of taxable income for the year was available for the deduction under the pre-amendment rules. The amendment to the carry-forward period will be applicable for tax losses incurred in fiscal years ending on or after April 1, 2008 and the amendment to the deductible amount will be applicable for fiscal years beginning on or after April 1, 2012. Increase and decrease of the deferred tax assets and liabilities due to these tax reforms resulted in a decrease of provision for income taxes by ¥7,661 million ($93 million) in the accompanying consolidated statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Total income taxes recognized in fiscal 2010, 2011 and 2012 are as follows:

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Provision for income taxes	¥21,090	¥26,143	¥44,631	$543
Income taxes on discontinued operations	7,019	6,771	(1,410)	(17)
Income taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	7,816	3,403	1,357	17
Defined benefit pension plans	4,925	(1,427)	(1,774)	(22)
Foreign currency translation adjustments	4,722	(214)	335	4
Net unrealized gains (losses) on derivative instruments	(1,066)	(338)	(648)	(8)

Total income taxes	¥44,506	¥34,338	¥42,491	$517

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2011 and 2012 are as follows:

	Millions of yen		Millions of U.S. dollars
	2011	2012	2012
Assets:
Net operating loss carryforwards	¥47,623	¥41,288	$502
Allowance for doubtful receivables on direct financing leases and probable loan losses	69,917	50,016	609
Investment in securities	6,672	5,325	65
Other operating assets	2,638	3,928	48
Accrued expenses	11,865	7,294	89
Installment loans	24,747	22,970	279
Other	30,521	40,449	492

	193,983	171,270	2,084
Less: valuation allowance	(26,794)	(24,138)	(294)

	167,189	147,132	1,790
Liabilities:
Investment in direct financing leases	16,462	12,535	152
Investment in operating leases	64,992	63,372	771
Deferred insurance policy acquisition costs	29,233	31,723	386
Policy liabilities	21,123	22,159	270
Undistributed earnings	23,892	19,792	241
Prepaid benefit cost	11,992	8,860	108
Other	68,950	60,271	733

	236,644	218,712	2,661

Net deferred tax liability	¥69,455	¥71,580	$871

The valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2012. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were decreases of ¥1,789 million in fiscal 2010 and decreases of ¥16,052 million in fiscal 2011, and decreases of ¥2,656 million ($32 million) in fiscal 2012, respectively.

The Company and certain subsidiaries have net operating loss carryforwards of ¥170,866 million ($2,079 million) at March 31, 2012, which expire as follows:

Year ending March 31,	Millions of yen	Millions of U.S. dollars
2013	¥11,076	$135
2014	4,572	56
2015	6,816	83
2016	28,915	352
2017	26,589	323
Thereafter	92,898	1,130

Total	¥170,866	$2,079

Net deferred tax assets and liabilities at March 31, 2011 and 2012 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2011	2012	2012
Other assets	¥91,063	¥25,773	$313
Income taxes: Deferred	160,518	97,353	1,184

Net deferred tax liability	¥69,455	¥71,580	$871

The Company and its subsidiaries adopted ASC 740 (“Income Taxes”). The unrecognized tax benefits as of March 31, 2011 and March 31, 2012 were not material. The Company and its subsidiaries believe that it is not reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2012.

The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2011 and March 31, 2012, and in the consolidated statements of income for the years ended March 31, 2010, 2011 and 2012 were not material.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary tax examination for the tax years prior to fiscal 2011, and its major domestic subsidiaries are no longer subject to ordinary tax examination for the tax years prior to fiscal 2009, respectively.

Subsidiaries in the United States remain subject to a tax examination for the tax years after fiscal 2003.

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

The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2011 and 2012 is as follows:

	Millions of yen		Millions of U.S. dollars
	2011	2012	2012
Change in benefit obligation:
Benefit obligation at beginning of year	¥56,390	¥58,589	$713
Service cost	3,104	3,049	37
Interest cost	1,355	1,339	16
Actuarial loss	1,147	3,170	39
Foreign currency exchange rate change	(415)	(35)	(0)
Benefits paid	(2,423)	(2,195)	(27)
Plan Settlements	(231)	0	0
Other	(338)	(198)	(2)

Benefit obligation at end of year	58,589	63,719	776

Change in plan assets:
Fair value of plan assets at beginning of year	85,967	85,396	1,039
Actual return on plan assets	(449)	108	1
Employer contribution	2,556	2,542	31
Benefits paid	(2,362)	(2,090)	(25)
Foreign currency exchange rate change	(277)	(11)	(0)
Plan settlements	(39)	0	0

Fair value of plan assets at end of year	85,396	85,945	1,046

The funded status of the plans	¥26,807	¥22,226	$270

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in prepaid expenses	¥29,125	¥24,459	$298
Accrued benefit liability included in accrued expenses	(2,318)	(2,233)	(28)

Net amount recognized	¥26,807	¥22,226	$270

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax, at March 31, 2011 and 2012 consisted of:

	Millions of yen		Millions of U.S. dollars
	2011	2012	2012
Net prior service credit	¥8,910	¥7,697	$94
Net actuarial loss	(27,257)	(31,120)	(379)
Net transition obligation	(382)	(325)	(4)

Total recognized in accumulated other comprehensive income (loss), pre-tax	¥(18,729)	¥(23,748)	¥(289)

The estimated portions of the net prior service credit, net actuarial loss and net transition obligation above that will be recognized as a component of net pension cost in 2013 are ¥1,166 million ($14 million), ¥1,496 million ($18 million) and ¥56 million ($1 million), respectively.

The accumulated benefit obligations for all defined benefit pension plans were ¥52,701 million and ¥56,766 million ($691 million), respectively, at March 31, 2011 and 2012.

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥4,631 million, ¥4,384 million and ¥2,375 million, respectively, at March 31, 2011 and ¥5,210 million ($63 million), ¥4,898 million ($60 million) and ¥3,019 million ($37 million), respectively, at March 31, 2012.

Net pension cost of the plans for fiscal 2010, 2011 and 2012 consists of the following:

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Service cost	¥3,255	¥3,104	¥3,049	$37
Interest cost	1,265	1,355	1,339	16
Expected return on plan assets	(1,747)	(2,025)	(2,019)	(25)
Amortization of transition obligation	(3)	(4)	56	1
Amortization of net actuarial loss	2,098	1,036	1,218	15
Amortization of prior service credit	(1,209)	(1,193)	(1,193)	(14)
Plan curtailments and settlements	3	0	0	0

Net periodic pension cost	¥3,662	¥2,273	¥2,450	$30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2010, 2011 and 2012 are summarized as follows:

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Current year actuarial gain (loss)	¥11,275	¥(3,446)	¥(5,144)	$(63)
Amortization of net actuarial loss	2,098	1,036	1,218	15
Prior service credit due to amendments	(183)	8	7	0
Amortization of prior service credit	(1,209)	(1,193)	(1,193)	(14)
Amortization of transition obligation	(3)	(4)	56	1
Plan curtailments and settlements	3	0	18	0
Foreign currency exchange rate change	69	166	19	0

Total recognized in other comprehensive income (loss), pre-tax	¥12,050	¥(3,433)	¥(5,019)	$(61)

The Company and certain subsidiaries use March 31 as a measurement date for all of our material plans.

Significant assumptions of domestic and overseas pension plans used to determine these amounts are as follows:

Domestic	2010	2011	2012
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	2.1%	2.1%	1.8%
Rate of increase in compensation levels	5.9%	6.1%	6.1%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	1.9%	2.1%	2.1%
Rate of increase in compensation levels	5.8%	5.9%	6.1%
Expected long-term rate of return on plan assets	2.2%	2.2%	2.2%

Overseas	2010	2011	2012
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate.	6.0%	5.5%	4.5%
Rate of increase in compensation levels	0.8%	0.8%	0.7%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	7.1%	6.0%	5.5%
Rate of increase in compensation levels	0.6%	0.8%	0.8%
Expected long-term rate of return on plan assets	8.1%	8.1%	7.2%

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

The fair value of pension plan assets at March 31, 2011 and 2012, by asset category, are as follows:

	March 31, 2011
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Japanese companies*1	¥1,016	¥1,016	¥0	¥0
Pooled funds*2	18,690	0	18,690	0
Other than Japan
Pooled funds*3	11,864	0	11,864	0

Debt securities:
Japan
Pooled funds*4	25,468	0	25,468	0
Other than Japan
Asset backed securities	1,076	0	1,076	0
Pooled funds*5	7,655	0	7,655	0

Alternative investments:
Pooled funds*6	11,633	0	6,685	4,948

Other assets:
Life insurance company general accounts*7	5,386	0	5,386	0
Others*8	2,608	0	2,608	0

	¥85,396	¥1,016	¥79,432	¥4,948

*1	Equity securities of Japanese companies in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of ¥34 million at March 31, 2011.
*2	These funds invest in listing shares.
*3	These funds invest in listing shares.
*4	These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds.
*5	These funds invest mainly in foreign government bonds.
*6	These funds invest in hedge funds as alternative investments.
*7	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*8	Others include mainly short-term instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2011, our policy for the portfolio of plans consisted of four major components: approximately 40% was invested in equity securities, approximately 40% was invested in debt securities, approximately 10% was invested in alternative investments and approximately 10% was invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.

	March 31, 2012
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥9,360	¥0	¥9,360	¥0
Other than Japan
Pooled funds*2	11,826	0	11,826	0

Debt securities:
Japan
Pooled funds*3	25,182	0	25,182	0
Other than Japan
Municipal bonds	2,791	0	2,791	0
Pooled funds*4	12,894	0	12,894	0

Other assets:
Life insurance company general accounts*5	17,280	0	17,280	0
Others*6	6,612	0	6,612	0

	¥85,945	¥0	¥85,945	¥0

	March 31, 2012
	Millions of U.S. dollars
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	$114	$0	$114	$0
Other than Japan
Pooled funds*2	144	0	144	0

Debt securities:
Japan
Pooled funds*3	306	0	306	0
Other than Japan
Municipal bonds	34	0	34	0
Pooled funds*4	157	0	157	0

Other assets:
Life insurance company general accounts*5	210	0	210	0
Others*6	81	0	81	0

	$1,046	$0	$1,046	$0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

*1	These funds invest in listing shares and include units of ORIX JREIT Inc. in the amounts of ¥89 million ($1milion) at March 31, 2012.
*2	These funds invest in listing shares.
*3	These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds.
*4	These funds invest approximately 80% in foreign government bonds, and approximately 20% in foreign municipal bonds.
*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2012, our policy for the portfolio of plans consists of three major components: approximately 20% is invested in equity securities, approximately 50% is invested in debt securities and approximately 30% is invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.

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

The following table represents the reconciliation for the Level 3 plan assets during fiscal 2011 and 2012:

	Alternative investments
	Pooled funds
	2011	2012	2012
	Millions of yen	Millions of yen	Millions of U.S. dollars
Balance at beginning of year	¥4,728	¥4,948	$60
Realized and unrealized return on plan assets	220	18	0
Purchases, sales and redemptions, net	0	(4,966)	(60)

Balance at end of year	¥4,948	¥0	$0

The Company and certain subsidiaries expect to contribute ¥2,736 million ($33 million) to pension plans during the year ending March 31, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2012, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2013	¥1,832	$22
2014	1,437	17
2015	1,536	19
2016	1,652	20
2017	1,775	22
2018-2022	11,460	140

Total	¥19,692	$240

The cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended March 31, 2010, 2011 and 2012 were ¥1,305 million, ¥1,578 million and ¥1,409 million ($17 million), respectively.

18. Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests in fiscal 2010, 2011 and 2012 are as follows:

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Beginning Balance	¥25,396	¥28,095	¥33,902	$412
Contribution to subsidiary	0	10,219	0	0
Adjustment of redeemable noncontrolling interests to redemption value	(139)	(73)	1,188	14
Transaction with noncontrolling interests	1,962	1,063	1,213	15
Comprehensive income (loss)
Net Income	2,476	2,959	2,724	33
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(1,600)	(2,353)	(315)	(4)
Total other comprehensive income (loss)	(1,600)	(2,353)	(315)	(4)
Comprehensive income (loss)	876	606	2,409	29
Cash dividends	0	(6,008)	(1,079)	(12)

Ending Balance	¥28,095	¥33,902	¥37,633	$458

19. Stock-Based Compensation

The Company has a number of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.

Stock-option program

Since fiscal 2003, the Company has granted stock acquisition rights that have a vesting period between 1.67 and 1.92 years and an exercise period between 9.67 and 9.92 years. The acquisition rights were to purchase the Company’s common stock at an exercise price and were distributed to directors, executive officers, corporate

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

auditors and certain employees of the Company, subsidiaries and capital tie-up companies such as affiliated companies. As for fiscal 2010, 2011 and 2012, the Company has not granted stock options.

A summary of information related to the Company’s stock acquisition rights is as follows:

Years ended March 31,	Exercise period	Number of shares Initially granted	Exercise price
			Yen	U.S. dollars
2003	From June 27, 2004 to June 26, 2012	453,300	¥7,206	$88
2004	From June 26, 2005 to June 25, 2013	516,000	6,991	85
2005	From June 24, 2006 to June 23, 2014	528,900	11,720	143
2006	From June 22, 2007 to June 21, 2015	477,400	18,903	230
2007	From June 21, 2008 to June 20, 2016	194,200	29,611	360
2008	From July 5, 2009 to June 22, 2017	144,980	31,009	377
2009	From July 18, 2010 to June 24, 2018	147,900	16,888	205

For the stock-option programs, the exercise prices, which are determined by a formula linked to the price of the Company’s common stock on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s common stock at the grant dates.

The following table summarizes information about the activity of these stock options for the year ended 2012:

	Number of shares	Weighted average exercise price(*)		Weighted average remaining contractual life	Aggregate intrinsic value
		Yen	U.S. dollar	Years	Millions of yen	Millions of U.S. dollar
Outstanding at beginning of the year	1,222,360	¥18,493	$225
Exercised	(7,700)	7,072	86
Forfeited or expired	(166,840)	15,834	193

Outstanding at end of year	1,047,820	19,001	231	3.52	¥107	$1

Exercisable at end of year	1,047,820	¥19,001	$231	3.52	¥107	$1

*	The exercise prices of the granted options were adjusted in July 2009 for the issuance of new 18 million shares.

The Company received ¥77 million, ¥98 million and ¥55 million ($1 million) in cash from the exercise of stock options during fiscal 2010, 2011 and 2012, respectively.

The total intrinsic value of options exercised during fiscal 2010, 2011 and 2012 was ¥6 million, ¥19 million and ¥5 million ($0 million), respectively.

The Company recognized incremental stock-based compensation costs of its stock-option program in the amount of ¥611 million and ¥142 million for fiscal 2010 and 2011, respectively. In fiscal 2012, the Company did not recognize any incremental stock-based compensation costs of its stock-option program. As of March 31, 2012, the total unrecognized compensation costs were nothing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Stock compensation program

The Company maintains a stock compensation program, under which points are granted annually to directors, executive officers and group executives of the Company based upon the prescribed standards of the Company. Upon retirement, each of eligible directors, executive officers, and group executives effectively receives a certain number of the Company’s common shares calculated by translating each point earned by that retiree to one common share adjusted for applicable withholding tax effect. The Company’s common shares are provided either from the treasury stock or by issuing new shares as necessary. In fiscal 2012, the Company granted 37,600 points, and 17,929 points were settled for individuals who retired during fiscal 2012. Total points outstanding under the stock compensation program as of March 31, 2012 were 142,679 points.

During fiscal 2010, 2011 and 2012, the Company recognized incremental stock-based compensation costs of its stock compensation program in the amount of ¥355 million, ¥255 million and ¥288 million ($4 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

20. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation in fiscal 2010, 2011 and 2012 are as follows. Comprehensive income (loss) and its components attributable to ORIX Corporation and noncontrolling interests have been reported, net of tax, in the consolidated statements of changes in equity, and information about comprehensive income (loss) and its components attributable to redeemable noncontrolling interests is provided in Note 18 (“Redeemable Noncontrolling Interests”). Total comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of comprehensive income.

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2009	¥(5,615)	¥(16,221)	¥(71,791)	¥1,243	¥(92,384)
Net unrealized gains on investment in securities, net of tax of ¥(6,610) million	11,357				11,357
Reclassification adjustment included in net income, net of tax of ¥(1,206) million	1,753				1,753
Defined benefit pension plans, net of tax of ¥(4,567) million		6,601			6,601
Reclassification adjustment included in net income, net of tax of ¥(358) million		528			528
Foreign currency translation adjustments, net of tax of ¥(4,487) million			(6,199)		(6,199)
Reclassification adjustment included in net income, net of tax of ¥(235) million			339		339
Net unrealized losses on derivative instruments, net of tax of ¥743 million				(630)	(630)
Reclassification adjustment included in net income, net of tax of ¥323 million				(824)	(824)

Change during year	13,110	7,129	(5,860)	(1,454)	12,925

Balance at March 31, 2010	7,495	(9,092)	(77,651)	(211)	(79,459)
Cumulative effect of applying new accounting standards for the consolidation of variable interest entities, net of tax of ¥2,265 million	(3,597)		191		(3,406)
Balance at April 1, 2010	3,898	(9,092)	(77,460)	(211)	(82,865)
Net unrealized gains on investment in securities, net of tax of ¥(2,379) million	3,292				3,292
Reclassification adjustment included in net income, net of tax of ¥(3,289) million	4,313				4,313
Defined benefit pension plans, net of tax of ¥1,339 million		(1,934)			(1,934)
Reclassification adjustment included in net income, net of tax of ¥88 million		(72)			(72)
Foreign currency translation adjustments, net of tax of ¥245 million			(18,158)		(18,158)
Reclassification adjustment included in net income, net of tax of ¥(31) million			44		44
Net unrealized losses on derivative instruments, net of tax of ¥488 million				(1,011)	(1,011)
Reclassification adjustment included in net income, net of tax of ¥(150) million				211	211

Change during year	7,605	(2,006)	(18,114)	(800)	(13,315)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2011	¥11,503	¥(11,098)	¥(95,574)	¥(1,011)	¥(96,180)
Net unrealized gains on investment in securities, net of tax of ¥(2,820) million	6,963				6,963
Reclassification adjustment included in net income, net of tax of ¥1,463 million	(2,321)				(2,321)
Defined benefit pension plans, net of tax of ¥1,807 million		(3,292)			(3,292)
Reclassification adjustment included in net income, net of tax of ¥(33) million		47			47
Foreign currency translation adjustments, net of tax of ¥(335) million			(118)		(118)
Reclassification adjustment included in net income, net of tax of ¥0 million			0		0
Net unrealized losses on derivative instruments, net of tax of ¥450 million				(974)	(974)
Reclassification adjustment included in net income, net of tax of ¥198 million				(181)	(181)

Change during year	4,642	(3,245)	(118)	(1,155)	124

Balance at March 31, 2012	¥16,145	¥(14,343)	¥(95,692)	¥(2,166)	¥(96,056)

	Millions of U.S. dollars
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2011	$140	$(135)	$(1,163)	$(12)	$(1,170)
Net unrealized gains on investment in securities, net of tax of $(34) million	84				84
Reclassification adjustment included in net income, net of tax of $17 million	(28)				(28)
Defined benefit pension plans, net of tax of $22 million		(40)			(40)
Reclassification adjustment included in net income, net of tax of $0 million		0			0
Foreign currency translation adjustments, net of tax of $(4) million			(1)		(1)
Reclassification adjustment included in net income, net of tax of $0 million			0		0
Net unrealized losses on derivative instruments, net of tax of $6 million				(12)	(12)
Reclassification adjustment included in net income, net of tax of $2 million				(2)	(2)

Change during year	56	(40)	(1)	(14)	1

Balance at March 31, 2012	$196	$(175)	$(1,164)	$(26)	$(1,169)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

21. ORIX Corporation Shareholders’ Equity

Changes in the number of shares issued in fiscal 2010, 2011 and 2012 are as follows:

	Number of shares
	2010	2011	2012
Beginning balance	92,217,067	110,229,948	110,245,846
Issuance of common stock	18,000,000	0	0
Exercise of stock options	11,000	14,000	7,700
Conversion of convertible bonds	1,881	1,898	876

Ending balance	110,229,948	110,245,846	110,254,422

The Japanese Companies Act (the “Act”), effective on May 1, 2006, provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Act also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, by specifying in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2012 that a total of ¥9,676 million ($118 million) dividends shall be distributed to the shareholders of record as of March 31, 2012. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution.

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

The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥243,823 million ($2,967 million) as of March 31, 2012.

Retained earnings at March 31, 2012 include ¥37,095 million ($451 million) relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2012, the restricted net assets of certain subsidiaries, which include regulatory capital requirements mainly for banking operations and life insurance of ¥51,373 million ($625 million), do not exceed 25% of consolidated net assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

22. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities in fiscal 2010, 2011 and 2012 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Brokerage commissions	¥3,418	¥119	¥24	$0
Net gains on investment securities	14,862	16,656	22,468	273
Dividends income	5,072	4,344	4,419	54

	¥23,352	¥21,119	¥26,911	$327

Trading activities—Net gains on investment securities include net trading gains of ¥8,762 million, net trading gains of ¥4,607 million and net trading gains of ¥9,324 million ($113 million) for fiscal 2010, 2011 and 2012, respectively. Net losses of ¥239 million, net gains of ¥1,977 million and net losses of ¥ 1,188 million ($14 million) on derivative trading instruments are also included in net gains on investment securities for fiscal 2010, 2011 and 2012, respectively.

23. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2010, 2011 and 2012 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Life insurance premiums	¥104,133	¥107,860	¥116,836	$1,421
Life insurance related investment income	11,305	10,455	11,471	140

	¥115,438	¥118,315	¥128,307	$1,561

The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2010, 2011 and 2012 amounted to ¥10,994 million, ¥9,661 million and ¥9,106 million ($111 million), respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

24. Other Operations

Other operating revenues and other operating expenses in fiscal 2010, 2011 and 2012 consist of the following:

	Millions of yen			Millions of U.S. dollars
Other operating revenues:	2010	2011	2012	2012
Revenues from the vehicle maintenance and management services	¥41,408	¥40,760	¥40,168	$489
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	54,996	50,659	46,434	565
Revenues from facilities management of golf courses	22,909	22,757	22,867	278
Revenues from facilities management of hotels and Japanese inns	22,093	26,640	28,643	348
Other	105,398	104,728	120,066	1,461

	¥246,804	¥245,544	¥258,178	$3,141

	Millions of yen			Millions of U.S. dollars
Other operating expenses:	2010	2011	2012	2012
Expenses from the vehicle maintenance and management services	¥34,837	¥33,790	¥31,752	$386
Expenses from facilities management of golf courses	19,395	20,630	20,222	246
Expenses from facilities management of hotels and Japanese inns	21,382	24,676	26,038	317
Other	60,141	63,145	72,059	877

	¥135,755	¥142,241	¥150,071	$1,826

Other items consist of revenues and expenses from training facilities and senior housing, operating results from a real estate related business, operating results from electric power related business, commissions for the sale of insurance and other financial products, and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2010, 2011 and 2012, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2010, 2011 and 2012.

25. Write-downs of Long-Lived Assets

In accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. We determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of existing assets or completion of development projects, as appropriate.

During fiscal 2010, 2011 and 2012, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥9,483 million, ¥20,310 million and ¥20,246 million ($246 million), respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥6,977 million, ¥17,400 million and ¥15,167 million ($185 million) are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for fiscal 2010, 2011 and 2012, respectively. Breakdowns of these amounts by segment are provided in Note 32 (“Segment Information”).

The details of significant write-downs are as follows.

Office Buildings—During fiscal 2010 and fiscal 2011, write-downs of ¥1,025 million and ¥2,464 million were recorded in relation to four office buildings and seven office buildings respectively, mainly due to a decline in estimated cash flows of each unit. During fiscal 2012, write-downs of ¥1,055 million ($13 million) were recorded for 17 office buildings held for sale, and write-downs of ¥605 million ($7 million) were recorded in relation to three office buildings due to a decline in estimated cash flows of each unit.

Condominiums—During fiscal 2010, write-downs of ¥2,451 million were recorded for 43 condominiums mainly held for sale. During fiscal 2011, write-downs of ¥1,353 million were recorded for 26 condominiums held for sale, and write-downs of ¥2,758 million were recorded in relation to 18 condominiums due to a decline in estimated cash flows of each unit. During fiscal 2012, write-downs of ¥1,108 million ($13 million) were recorded for 25 condominiums held for sale, and write-downs of ¥269 million ($3 million) were recorded in relation to five condominiums due to a decline in estimated cash flows of each unit.

Commercial Facilities Other Than Office Buildings—During fiscal 2010 and fiscal 2011, write-downs of ¥1,461 million and ¥5,284 million were recorded in relation to four buildings and 12 buildings respectively, mainly due to a decline in estimated cash flows of each unit. During fiscal 2012, write-downs of ¥385 million ($5 million) were recorded for seven buildings held for sale.

Land undeveloped or under construction—During fiscal 2010, write-downs of ¥1,678 million were recorded in relation to land undeveloped or under construction due to a decline in estimated cash flows of each unit. During fiscal 2011, there was no impairment. During fiscal 2012, write-downs of ¥2,220 million ($27 million) were recorded for land undeveloped or under construction held for sale, and write-downs of ¥6,983 million ($85 million) were recorded in relation to land undeveloped or under construction due to a decline in estimated cash flows of each unit.

Others—During fiscal 2010, 2011 and 2012, write-downs of ¥2,868 million, ¥8,451 million and ¥7,621 million ($93 million), respectively, for long-lived assets other than the above, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance.

26. Discontinued Operations

ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. Under this Codification Section, the Company and its

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

subsidiaries report the gains on sales and the results of these operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of such subsidiaries, business units and properties recognized in fiscal 2010 and 2011 have also been reclassified as income from discontinued operations in the accompanying consolidated statements of income.

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

During fiscal 2011, the Company and its subsidiary completed the liquidation procedure for a subsidiary in Japan which operated PFI (“Private Finance Initiative”) business for hospital management, and the Company wound up a subsidiary in Japan that was established in order to enter into derivative business. The Company sold a subsidiary which operated hairdressing business, and also sold a subsidiary which operated internet related business. In addition, a subsidiary sold its subsidiary in Japan, which operated consulting business in medical and nursing care field. As a result, ¥6,895 million of aggregated gain was recognized during fiscal 2011. Furthermore, the Company has determined to wind up a subsidiary in Japan, which operated asbestos removal business during fiscal 2011 and completed the liquidation procedure for the subsidiary in fiscal 2012.

During fiscal 2012, the Company and its subsidiaries sold a subsidiary which operated real-estate rental business, a subsidiary that operated a Japanese inn and hotel, a subsidiary that operated a golf course, a subsidiary that operated ski resorts, a subsidiary that operated a property management business and a subsidiary that operated a spa facility. In addition, the Company liquidated a kumiai, which was effectively a type of SPE, seeking for rent revenue. As a result of the sales and the liquidation, a loss of ¥361 million ($4 million) was recognized during fiscal 2012.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. In fiscal 2010, 2011 and 2012, the Company and its subsidiaries recognized ¥11,246 million, ¥7,498 million and ¥4,531 million ($55 million) of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥27,486 million and ¥33,933 million ($413 million) which are mainly included in investment in operating leases at March 31, 2011 and 2012, respectively.

Discontinued operations in fiscal 2010, 2011 and 2012 consist of the following:

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Revenues	¥72,783	¥46,272	¥22,148	$269

Income from discontinued operations, net*	12,989	12,220	1,279	15
Provision for income taxes	(7,019)	(6,771)	1,410	17

Discontinued operations, net of applicable tax effect	¥5,970	¥5,449	¥2,689	$32

*	Income from discontinued operations, net includes aggregate gains on sales of subsidiaries, business units, and rental properties in the amount of ¥14,056 million, ¥14,393 million and ¥4,170 million ($51 million) in fiscal 2010, 2011 and 2012, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

27. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2010, 2011 and 2012 is as follows:

In fiscal 2010, the diluted EPS calculation excludes convertible bond for 2,475 thousand shares and stock options for 1,411 thousand shares, as they were antidilutive. In fiscal 2011, the diluted EPS calculation excludes stock options for 1,139 thousand shares, as they were antidilutive. In fiscal 2012, the diluted EPS calculation excludes stock options for 982 thousand shares, as they were antidilutive.

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Income attributable to ORIX Corporation from continuing operations	¥31,475	¥61,787	¥84,055	$1,023
Effect of dilutive securities—
Expense related to convertible bond	1,305	2,393	2,364	28

Income from continuing operations for diluted EPS computation	¥32,780	¥64,180	¥86,419	$1,051

	Thousands of shares
	2010	2011	2012
Weighted-average shares	101,901	107,489	107,509
Effect of dilutive securities—
Conversion of convertible bond	21,664	24,412	24,411
Exercise of stock options	86	107	123

Weighted-average shares for diluted EPS computation	123,651	132,008	132,043

	Yen			U.S. dollars
	2010	2011	2012	2012
Earnings per share for income attributable to ORIX Corporation from continuing operations:
Basic	¥308.87	¥574.83	¥781.84	$9.51
Diluted	265.10	486.19	654.47	7.96

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. The forecasted transactions related to the above-mentioned agreements and contracts as of March 31, 2012 mature at various dates through 2024. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from accumulated other comprehensive income (loss) into earnings when earnings were affected by the variability in cash flows of the designated hedged item. The amounts of these net gains (losses) after deducting applicable taxes were net gains of ¥824 million, net losses of ¥211 million and net gains of ¥181 million ($2 million) during fiscal 2010, 2011 and 2012, respectively. No amount of net gains (losses), which represent the ineffectiveness of cash flow hedges, was recorded in earnings for fiscal 2010, 2011 and 2012. Approximately ¥852 million ($10 million) of net derivative losses included in accumulated other comprehensive income (loss), net of applicable income taxes at March 31, 2012 will be reclassified into earnings within fiscal 2013.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment. For fiscal 2010, 2011 and 2012, net losses of ¥307 million, ¥231 million and ¥265 million ($3 million) of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings.

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

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and its subsidiaries engage in trading activities with various future contracts. Therefore the Company and the subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

foreign currency exchange risk. The Company and the subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and certain subsidiaries entered into interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes but not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”).

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2010 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥1,070	Interest on loans and investment securities/Interest expense	¥89	—	¥0

Foreign exchange contracts	(28)	Foreign currency transaction loss	28	—	0
Foreign currency swap agreements	(2,415)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	1,030	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥924	Interest on loans and investment securities/Interest expense	¥(1,231)	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	4,700	Foreign currency transaction loss	(4,700)	Foreign currency transaction loss

Foreign currency swap agreements	349	Foreign currency transaction loss	(349)	Foreign currency transaction loss

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(45)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥820	—	¥0
Borrowings and bonds in local currency	1,783	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥14	Other operating revenues/expenses
Foreign currency swap agreements	998	Other operating revenues/expenses
Futures	(147)	Brokerage commissions and net gains on investment securities
Foreign exchange contracts	67	Brokerage commissions and net gains on investment securities
Credit derivatives held/written	383	Other operating revenues/expenses
Options held/written, Caps held	(477)	Other operating revenues/expenses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2011 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥ 598	Interest on loans and investment securities/Interest expense	¥313	—	¥ 0

Foreign exchange contracts	526	Foreign currency transaction loss	(291)	—	0

Foreign currency swap agreements	(2,623)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	(383)	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥1,986	Interest on loans and investment securities/Interest expense	¥(2,217)	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	8,765	Foreign currency transaction loss	(8,765)	Foreign currency transaction loss

Foreign currency swap agreements	4,297	Foreign currency transaction loss	(4,297)	Foreign currency transaction loss

Foreign currency long-term-debt	1,193	Foreign currency transaction loss	(1,193)	Foreign currency transaction loss

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥ 4,468	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥ 39	—	¥ 0
Borrowings and bonds in local currency	3,711	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥34	Other operating revenues/expenses
Foreign currency swap agreements	(10)	Other operating revenues/expenses
Futures	1,897	Brokerage commissions and net gains on investment securities
Foreign exchange contracts	(245)	Brokerage commissions and net gains on investment securities
Credit derivatives held/written	(675)	Other operating revenues/expenses
Options held/written, Caps held and other	660	Other operating revenues/expenses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2012 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)		Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)			Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location	Millions of yen	Millions of U.S. dollars
Interest rate swap agreements	¥(489)	$(6)	Interest on loans and investment securities/Interest expense	¥44	$0	—	¥0	$0
Foreign exchange contracts	(526)	(7)	Foreign currency transaction loss	(696)	(8)	—	0	0
Foreign currency swap agreements	(409)	(5)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	1,031	12	—	0	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other			Gains (losses) recognized in income on hedged item
	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location
Interest rate swap agreements	¥4,072	$50	Interest on loans and investment securities/Interest expense	¥(4,337)	$(53)	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	972	12	Foreign currency transaction loss	(972)	(12)	Foreign currency transaction loss
Foreign currency swap agreements	227	3	Foreign currency transaction loss	(227)	(3)	Foreign currency transaction loss
Foreign currency long-term-debt	69	1	Foreign currency transaction loss	(69)	(1)	Foreign currency transaction loss

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)		Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)			Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location	Millions of yen	Millions of U.S. dollars
Foreign exchange contracts	¥(1,198)	$(15)	—	¥0	$0	—	¥0	$0
Borrowings and bonds in local currency	1,348	16	—	0	0	—	0	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Millions of U.S. dollars	Consolidated statements of income location
Interest rate swap agreements	¥23	$0	Other operating revenues/expenses
Foreign currency swap agreements	24	0	Other operating revenues/expenses
Futures	(1,056)	(13)	Brokerage commissions and net gains on investment securities
Foreign exchange contracts	615	7	Brokerage commissions and net gains on investment securities
Credit derivatives held/written	(92)	(1)	Other operating revenues/expenses
Options held/written, Caps held and other	137	2	Other operating revenues/expenses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Notional amounts of derivative instruments and other, fair values of derivative instruments and other in consolidated balance sheets at March 31, 2011 and 2012 are as follows.

March 31, 2011

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments:
Interest rate swap agreements	¥276,132	¥2,070	Other receivables	¥1,273	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	163,342	1,075	Other receivables	3,509	Trade notes, accounts payable and other liabilities
Foreign currency swap agreements	179,429	13,072	Other receivables	31,830	Trade notes, accounts payable and other liabilities
Foreign currency long-term-debt	116,695	0	—	0	—
Trading derivatives or derivatives not designated as hedging instruments:
Interest rate swap agreements	¥3,129	¥0	—	¥47	Trade notes, accounts payable and other liabilities
Options held/written, Caps held	124,034	3,467	Other receivables	2,071	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	227,640	1,558	Other receivables	1,459	Trade notes, accounts payable and other liabilities
Foreign currency swap agreements	10,073	1,694	Other receivables	1,651	Trade notes, accounts payable and other liabilities
Credit derivatives held/written	36,027	49	Other receivables	236	Trade notes, accounts payable and other liabilities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2012

			Asset derivatives			Liability derivatives
	Notional amount		Fair value		Consolidated balance sheets location	Fair value		Consolidated balance sheets location
	Millions of yen	Millions of U.S. dollars	Millions of yen	Millions of U.S. dollars		Millions of yen	Millions of U.S. dollars
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥234,523	$2,853	¥4,624	$56	Other receivables	¥1,253	$15	Trade notes, accounts payable and other liabilities

Futures, Foreign exchange contracts	90,813	1,105	325	4	Other receivables	4,985	61	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	87,480	1,064	5,540	67	Other receivables	5,432	66	Trade notes, accounts payable and other liabilities
Foreign currency long- term-debt	152,508	1,856	0	0	—	0	0	—

Trading derivatives or derivatives not designated as hedging instruments:
Interest rate swap agreements	¥1,329	$16	¥0	$0	—	¥24	$0	Trade notes, accounts payable and other liabilities

Options held/written, Caps held and other	157,134	1,912	5,924	72	Other receivables	4,430	54	Trade notes, accounts payable and other liabilities

Futures, Foreign exchange contracts	188,446	2,293	702	9	Other receivables	512	6	Trade notes, accounts payable and other liabilities

Credit derivatives held	9,913	121	97	1	Other receivables	23	0	Trade notes, accounts payable and other liabilities

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

There are no derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2011 and 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires sellers of credit derivatives to disclose additional information about credit- risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written are as follows as of March 31, 2011. There are no credit derivatives written as of March 31, 2012.

March 31, 2011

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company*1	¥7,000	Less than one year	¥48
Total return swap	In case of underlying reference CMBS price falling beyond certain extent*2	28,606	Less than one year	(236)

*1	Underlying reference company’s credit ratings are BBB+ or better rated by rating agencies as of March 31, 2011.
*2	Underlying reference CMBS is highest grade tranche and its credit rating is BBB or better rated by rating agencies as of March 31, 2011. Unless such highest grade tranche of CMBS incurs a loss, the Company and its subsidiaries will not suffer a loss.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2011 and 2012, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥4,854 billion, or 76%, at March 31, 2011 and ¥4,733 billion ($57,584 million), or 77%, at March 31, 2012 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥1,001 billion and ¥858 billion ($10,442 million) as of March 31, 2011 and 2012, respectively. Since we adopted ASU 2009-16 and ASU 2009-17 on April 1, 2010, which changed the circumstances under which we are required to consolidate certain VIEs, the amounts above in relation to our exposure in the U.S. mainly include the effect of such consolidated VIEs.

The Company and its subsidiaries run businesses such as development and rental of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation. Real estate in development and rental business is mainly recorded in investment in direct financing leases and operating leases. In connection with investment in direct financing leases and operating leases, the percentage of investment in real estate to consolidated total assets is 12.7% and 12.5% as of March 31, 2011 and 2012, respectively.

The Company and its subsidiaries provide consumers with housing loans in Japan. In connection with installment loans, the percentage of housing loans to consolidated total assets is 9.62% and 10.38% as of March 31, 2011 and 2012, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

30. Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivative financial instruments, except for investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2011

	Millions of yen
	Carrying amount	Estimated fair value
Trading instruments
Trading securities	¥71,991	¥71,991
Futures, Foreign exchange contracts:
Assets	1,524	1,524
Liabilities	1,254	1,254
Credit derivatives held/written:
Assets	49	49
Liabilities	236	236
Options held/written, Caps held, and other:
Assets	3,467	3,467
Liabilities	2,071	2,071
Non-trading instruments
Assets:
Cash and cash equivalents	¥732,127	¥732,127
Restricted cash	118,065	118,065
Time deposits	5,148	5,148
Installment loans (net of allowance for probable loan losses)	2,850,215	2,860,886
Investment in securities:
Practicable to estimate fair value	937,129	937,541
Not practicable to estimate fair value*	166,261	166,261
Liabilities:
Short-term debt	478,633	478,633
Deposits	1,065,175	1,070,513
Long-term debt	4,531,268	4,491,271
Futures, Foreign exchange contracts:
Assets	1,109	1,109
Liabilities	3,714	3,714
Foreign currency swap agreements:
Assets	14,766	14,766
Liabilities	33,481	33,481
Interest rate swap agreements:
Assets	2,070	2,070
Liabilities	1,320	1,320

*	The fair value of investment securities of ¥166,261 million was not estimated, as it was not practical.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2012

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥12,817	¥12,817	¥384	¥12,433	¥0
Futures, Foreign exchange contracts:
Assets	692	692	649	43	0
Liabilities	482	482	412	70	0
Credit derivatives held:
Assets	97	97	0	97	0
Liabilities	23	23	0	23	0
Options held/written, Caps held, and other:
Assets	5,924	5,924	0	631	5,293
Liabilities	4,430	4,430	0	4,430	0
Non-trading instruments
Assets:
Cash and cash equivalents	¥786,892	¥786,892	¥786,892	¥0	¥0
Restricted cash	123,295	123,295	123,295	0	0
Time deposits	24,070	24,070	0	24,070	0
Installment loans (net of allowance for probable loan losses)	2,650,162	2,669,196	0	78,934	2,590,262
Investment in securities:
Practicable to estimate fair value	935,495	938,314	173,056	521,603	243,655
Not practicable to estimate fair value*	199,078	199,078	0	0	0
Liabilities:
Short-term debt	¥457,973	¥457,973	¥0	¥457,973	¥0
Deposits	1,103,514	1,107,440	0	1,107,440	0
Long-term debt	4,267,480	4,262,612	0	1,491,620	2,770,992
Futures, Foreign exchange contracts:
Assets	335	335	0	335	0
Liabilities	5,015	5,015	0	5,015	0
Foreign currency swap agreements:
Assets	5,540	5,540	0	5,540	0
Liabilities	5,432	5,432	0	5,432	0
Interest rate swap agreements:
Assets	4,624	4,624	0	4,624	0
Liabilities	1,277	1,277	0	1,277	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of U.S. dollars
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	$156	$156	$5	$151	$0
Futures, Foreign exchange contracts:
Assets	8	8	7	1	0
Liabilities	6	6	5	1	0
Credit derivatives held:
Assets	1	1	0	1	0
Liabilities	0	0	0	0	0
Options held/written, Caps held, and other:
Assets	72	72	0	8	64
Liabilities	54	54	0	54	0
Non-trading instruments
Assets:
Cash and cash equivalents	$9,574	$9,574	$9,574	$0	$0
Restricted cash	1,500	1,500	1,500	0	0
Time deposits	293	293	0	293	0
Installment loans (net of allowance for probable loan losses)	32,244	32,476	0	960	31,516
Investment in securities:
Practicable to estimate fair value	11,382	11,416	2,105	6,346	2,965
Not practicable to estimate fair value*	2,422	2,422	0	0	0
Liabilities:
Short-term debt	$5,572	$5,572	$0	$5,572	$0
Deposits	13,426	13,474	0	13,474	0
Long-term debt	51,922	51,863	0	18,148	33,715
Futures, Foreign exchange contracts:
Assets	4	4	0	4	0
Liabilities	61	61	0	61	0
Foreign currency swap agreements:
Assets	67	67	0	67	0
Liabilities	66	66	0	66	0
Interest rate swap agreements:
Assets	56	56	0	56	0
Liabilities	16	16	0	16	0

*	The fair value of investment securities of ¥199,078 million ($2,422 million) was not estimated, as it was not practical.

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

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

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values because the carrying amounts (net of allowance) are considered to properly reflect the recoverability and value of these loans. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes (see Note 2). For held-to-maturity securities, the estimated fair values were based on quoted market prices. For certain investment funds included in other securities, the fair values are estimated based on net asset value per share. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are used when estimating the fair values for most of the Company’s and its subsidiaries’ derivatives.

31. Commitments, Guarantees and Contingent Liabilities

Commitments—As of March 31, 2012, the Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥12,337 million ($150 million).

The minimum future rentals on non-cancelable operating leases are as follows.

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2013	¥3,653	$44
2014	3,325	40
2015	2,362	29
2016	2,157	26
2017	2,070	25
Thereafter	15,771	193

Total	¥29,338	$357

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥9,571 million, ¥8,131 million and ¥7,681 million ($93 million) in fiscal 2010, 2011 and 2012, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥1,029 million, ¥759 million and ¥442 million ($5 million) in fiscal 2010, 2011 and 2012, respectively. The longest contract of them will mature in fiscal 2016. As of March 31, 2012, the amounts due are as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2013	¥157	$2
2014	97	1
2015	97	1
2016	35	1

Total	¥386	$5

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥79,224 million ($964 million) as of March 31, 2012.

The Company and its subsidiaries have agreements to commit to execute loans for consumers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2012, the total unused credit and capital amount available is ¥97,235 million ($1,183 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Guarantees—The Company and its subsidiaries apply ASC 460-10 (“Guarantees”), and at the inception of a guarantee recognize a liability in the consolidated balance sheets for the fair value of the guarantee within the scope of ASC 460-10. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2011 and 2012:

	2011			2012			2012
	Millions of yen		Fiscal year	Millions of yen		Fiscal year	Millions of U.S. dollars
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities
Corporate loans	¥325,557	¥1,958	2018	¥360,436	¥1,577	2026	$4,385	$19
Transferred loans	166,936	2,218	2043	162,554	3,869	2043	1,978	47
Housing loans	16,949	2,353	2051	19,511	4,536	2051	238	56
Other	294	4	2018	1,991	7	2024	24	0

Total	¥509,736	¥6,533	—	¥544,492	¥9,989	—	$6,625	$122

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of March 31, 2011 and March 31, 2012, total notional amount of the loans subject to such guarantees are ¥1,227,000 million and ¥1,234,000 million ($15,014 million) respectively, and book value of guarantee liabilities which amount is included in the table above are ¥702 million and ¥666 million ($8 million), respectively. The potential future payment amounts included in the table above for these guarantees are limited to the agreed range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2012.

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

There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Guarantee of housing loans: The Company and certain subsidiaries guarantee housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

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

In line with a change of management classification, from September 1, 2011, the environment and energy related businesses, which were heretofore included in the Corporate Financial Services segment, have been included in the Investment Banking segment, and the Investment Banking segment has been renamed the Investment and Operation segment.

Due to these changes, the reclassified figures are shown for the years ended March 31, 2010 and 2011.

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing, commission business for the sale of financial products

Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring and IT-related equipment rentals and leasing

Real Estate	:	Real estate development, rental and financing, facility operation, REIT asset management, real estate investment and advisory services

Investment and Operation	:	Loan servicing (asset recovery), principal investment, venture capital and the environment and energy-related businesses

Retail	:	Life insurance, banking, and card loan business

Overseas Business	:	Leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Financial information of the segments for the years ended March 31, 2010, 2011 and 2012 is as follows:

	Millions of yen
Year ended March 31, 2010	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥84,167	¥226,179	¥215,001	¥87,318	¥155,491	¥185,906	¥954,062
Interest revenue	33,511	74	16,021	24,339	34,174	26,926	135,045
Interest expense	18,455	5,611	21,131	7,393	10,580	17,273	80,443
Depreciation and amortization	10,776	100,316	17,305	2,199	14,241	29,206	174,043
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	40,533	2,013	9,521	2,278	9,277	7,901	71,523
Write-downs of long-lived assets	152	0	4,379	283	0	2,163	6,977
Increase (Decrease) in policy liabilities	0	0	0	0	(32,927)	0	(32,927)
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	613	86	3,747	(6,233)	19,039	8,635	25,887
Discontinued operations	(77)	0	12,732	917	104	(733)	12,943
Segment profits (losses)	(19,481)	23,307	138	(2,350)	31,104	37,142	69,860
Segment assets	1,140,251	515,716	1,677,402	511,333	1,578,758	860,815	6,284,275
Long-lived assets	25,626	303,809	1,013,190	48,540	44,838	133,462	1,569,465
Expenditures for long-lived assets	4,623	77,261	51,001	765	24	26,939	160,613
Investment in affiliates	15,605	631	82,768	56,704	167,293	86,700	409,701

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
Year ended March 31, 2011	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥79,305	¥225,830	¥217,590	¥89,595	¥148,768	¥176,875	¥937,963
Interest revenue	23,830	189	13,181	24,083	28,171	34,841	124,295
Interest expense	12,877	4,998	18,706	6,639	8,980	16,931	69,131
Depreciation and amortization	5,605	98,577	17,148	1,760	11,129	27,662	161,881
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	12,718	1,955	1,131	6,772	1,409	3,226	27,211
Write-downs of long-lived assets	104	0	13,278	996	0	1,770	16,148
Increase (Decrease) in policy liabilities	0	0	0	0	(11,692)	0	(11,692)
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	487	157	2,585	1,333	52	13,382	17,996
Discontinued operations	121	0	7,004	6,225	87	(51)	13,386
Segment profits	10,035	26,203	54	13,212	23,777	45,639	118,920
Segment assets	968,327	502,738	1,539,814	506,011	1,653,704	972,224	6,142,818
Long-lived assets	37,919	312,261	1,016,039	45,139	42,686	193,724	1,647,768
Expenditures for long-lived assets	3,744	118,283	40,270	6,168	86	58,156	226,707
Investment in affiliates	15,993	710	84,325	55,151	110,375	106,813	373,367

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
Year ended March 31, 2012	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥72,449	¥231,951	¥222,631	¥73,293	¥160,071	¥187,240	¥947,635
Interest revenue	19,901	343	10,729	21,716	29,041	32,212	113,942
Interest expense	9,759	4,186	16,188	5,757	7,195	19,212	62,297
Depreciation and amortization	3,420	98,810	19,427	1,814	10,849	28,194	162,514
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	2,278	10	2,988	7,471	1,128	3,811	17,686
Write-downs of long-lived assets	793	0	11,311	713	0	798	13,615
Increase (Decrease) in policy liabilities	0	0	0	0	6,321	0	6,321
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	687	146	1,310	7,033	(9,996)	6,299	5,479
Discontinued operations	475	0	(644)	(401)	592	666	688
Segment profits	21,532	34,710	1,349	15,983	21,825	49,768	145,167
Segment assets	898,776	537,782	1,369,220	471,145	1,738,454	986,762	6,002,139
Long-lived assets	27,029	327,489	977,102	33,964	44,986	195,207	1,605,777
Expenditures for long-lived assets	909	126,779	22,945	507	14	63,506	214,660
Investment in affiliates	16,842	880	84,697	61,469	79,255	88,564	331,707

	Millions of U.S. dollars
Year ended March 31, 2012	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	$881	$2,822	$2,709	$892	$1,948	$2,278	$11,530
Interest revenue	242	4	131	264	353	392	1,386
Interest expense	119	51	197	70	88	233	758
Depreciation and amortization	42	1,202	236	22	132	343	1,977
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	28	0	36	91	14	46	215
Write-downs of long-lived assets	10	0	137	9	0	10	166
Increase (Decrease) in policy liabilities	0	0	0	0	77	0	77
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	8	2	16	86	(122)	77	67
Discontinued operations	6	0	(8)	(5)	7	8	8
Segment profits	262	422	16	194	266	606	1,766
Segment assets	10,935	6,543	16,659	5,733	21,152	12,006	73,028
Long-lived assets	329	3,985	11,888	413	547	2,375	19,537
Expenditures for long-lived assets	11	1,543	279	6	0	773	2,612
Investment in affiliates	205	11	1,031	748	964	1,077	4,036

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

For those VIEs that are used for securitization and are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

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

	Millions of yen			Millions of U.S. dollars
	2010	2011	2012	2012
Segment revenues:
Total revenues for segments	¥954,062	¥937,963	¥947,635	$11,530
Revenues related to corporate assets	5,818	3,440	5,564	67
Revenues related to certain VIEs	3,455	51,747	41,833	509
Revenues from discontinued operations	(72,783)	(46,272)	(22,148)	(269)

Total consolidated revenues	¥890,552	¥946,878	¥972,884	$11,837

Segment profits:
Total profits for segments	¥69,860	¥118,920	¥145,167	$1,766
Corporate interest expenses, general and administrative expenses	(276)	(11,852)	(14,690)	(187)
Corporate write-downs of securities	(887)	(615)	0	0
Corporate net gains (losses) on investment securities	173	203	0	0
Corporate other gains (losses)	(3,004)	(4,876)	(3,689)	(36)
Gains (losses) related to assets or liabilities of certain VIEs	0	(1,591)	2,583	31
Discontinued operations	(12,989)	(12,220)	(1,279)	(15)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	3,180	5,332	2,392	29

Total consolidated income before income taxes and discontinued operations	¥56,057	¥93,301	¥130,484	$1,588

Segment assets:
Total assets for segments	¥6,284,275	¥6,142,818	¥6,002,139	$73,028
Cash and cash equivalents, restricted cash and time deposits	717,121	855,340	934,257	11,367
Allowance for doubtful receivables on direct financing leases and probable loan losses	(157,523)	(154,150)	(136,588)	(1,662)
Other receivables	210,521	182,013	188,108	2,289
Other corporate assets	485,746	543,728	501,023	6,095
Assets of certain VIEs	199,660	1,011,833	865,935	10,536

Total consolidated assets	¥7,739,800	¥8,581,582	¥8,354,874	$101,653

From April 1, 2010, certain assets and revenues related to certain VIEs and certain gains (losses) related to assets or liabilities of certain VIEs are included in the reconciliation of segment totals to consolidated financial statement amounts. Due to these changes, the reclassified figures are shown for the year ended March 31, 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Year Ended March 31, 2010
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥784,537	¥96,879	¥81,919	¥(72,783)	¥890,552
Income before income Taxes	33,180	18,743	17,123	(12,989)	56,057

	Millions of yen
	Year Ended March 31, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥771,403	¥138,975	¥82,772	¥(46,272)	¥946,878
Income before income Taxes	62,477	18,411	24,633	(12,220)	93,301

	Millions of yen
	Year Ended March 31, 2012
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥768,955	¥130,717	¥95,360	¥(22,148)	¥972,884
Income before income Taxes	77,439	26,894	27,430	(1,279)	130,484

	Millions of U.S. dollars
	Year Ended March 31, 2012
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	$9,356	$1,590	$1,160	$(269)	$11,837
Income before income Taxes	942	327	334	(15)	1,588

*Note:	1. Results of discontinued operations are included in each amount attributed to each geographic area.
2. Mainly United States
3. Mainly Asia, Europe, Oceania and Middle East

ASC 280-10 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information.

No single customer accounted for 10% or more of the total revenues for the years ended March 31, 2010, 2011 and 2012.

33. Subsequent Events

On April 26, 2012, the Company entered into an agreement with Sumitomo Mitsui Banking Corporation, (hereinafter, “SMBC”) to transfer all shares (4,004,824 shares, 51% of the outstanding shares) of ORIX Credit Corporation (hereinafter, “ORIX Credit”) held by SMBC to the Company, resulting in the reclassification of ORIX Credit from an equity-method affiliate to a wholly-owned subsidiary of the Company at the time of the transfer.

Schedule II.—Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

	Millions of yen
	Year Ended March 31, 2010
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥148	¥0	¥9	¥(85)	¥25	¥97
Disposal of equipment	0	0	3	(3)	0	0
Severance and other benefits to terminated employees	0	0	16	0	0	16

Total	¥148	¥0	¥28	¥(88)	¥25	¥113

	Millions of yen
	Year Ended March 31, 2011
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥97	¥0	¥42	¥(59)	¥(2)	¥78
Severance and other benefits to terminated employees	16	0	0	(16)	0	0

Total	¥113	¥0	¥42	¥(75)	¥(2)	¥78

	Millions of yen
	Year Ended March 31, 2012
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥78	¥0	¥0	¥(38)	¥(1)	¥39
Severance and other benefits to terminated employees	0	0	15	(15)	0	0

Total	¥78	¥0	¥15	¥(53)	¥(1)	¥39

	Millions of yen
Description	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Year ended March 31, 2010
Deferred tax assets: valuation allowance	¥44,635	¥100	¥3,501	¥(5,448)	¥58	¥42,846
Year ended March 31, 2011
Deferred tax assets: valuation allowance	¥42,846	¥669	¥6,220	¥(22,778)	¥(163)	¥26,794
Year ended March 31, 2012
Deferred tax assets: valuation allowance	¥26,794	¥875	¥6,339	¥(6,836)	¥(3,034)	¥24,138

*Note:	1. The amount of deduction includes expiry of loss carryforwards and sales of subsidiary.
2. The amount of other includes translation adjustment and the effect of changes in statutory tax rate.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on June 22, 2011 (Incorporated by reference from the annual report on Form 20-F filed on June 24, 2011, commission file number 001-14856).

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 24, 2008 (Incorporated by reference from the annual report on Form 20-F filed on July 2, 2008, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on November 22, 2011.

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated.

Exhibit 8.1	List of subsidiaries.

Exhibit 11.1	Code of ethics, as amended on April 26, 2005 (Incorporated by reference from the annual report on Form 20-F filed on July 15, 2005, commission file number 001-14856).

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 15.1	Consent of independent registered public accounting firm.

Exhibit 101	Instance Document.

Exhibit 101	Schema Document.

Exhibit 101	Calculation Linkbase Document.

Exhibit 101	Definition Linkbase Document.

Exhibit 101	Labels Linkbase Document.

Exhibit 101	Presentation Linkbase Document.