Form 20-F
period 2013-03-31
ORIX CORP
filed 2013-06-27
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2013

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

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku

Tokyo 105-6135, Japan

(Address of principal executive offices)

Yoshiko Fujii

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku

Tokyo 105-6135, Japan

Telephone: +81-3-3435-3121

Facsimile: +81-3-3435-3154

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

	Title of each class	Name of each exchange on which registered
(1)	Common stock without par value (the “Shares”)	New York Stock Exchange	*
(2)	American depository shares (the “ADSs”), each of which represents five shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2013, 124,871,476 Shares were outstanding, including Shares that were represented by 2,871,308 ADSs.**

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

Indicate by check mark whether the Registrant:(1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

☐  Yes    ☐  No

*	Not for trading, but only for technical purposes in connection with the registration of the ADSs.
**	Effective April 1, 2013, the Company implemented a 10-for-1 stock split of shares of its common stock. As a result of the stock split, the ratio of ADRs to underlying shares changed from 0.5 underlying shares per 1 ADR to 5 underlying shares per 1 ADR.

i

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

As used in this annual report, unless the context otherwise requires, the “Company” and “ORIX” refer to ORIX Corporation, and “ORIX Group,” “Group,” “we,” “us,” “our” and similar terms refer to ORIX Corporation and its subsidiaries.

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

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2013 is referred to throughout this annual report as “fiscal 2013,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

Effective April 1, 2013, the Company implemented a 10-for-1 stock split of shares of its common stock and amended its unit share system such that one hundred shares constitutes one unit. The total number of authorized shares of ORIX’s common stock increased from 259,000,000 shares to 2,590,000,000 shares, and the total number of shares of ORIX’s common stock issued increased from 124,871,476 shares to 1,248,714,760 shares. As a result of the stock split, the ratio of ADRs to underlying shares changed from 0.5 underlying shares per 1 ADR to 5 underlying shares per 1 ADR. Unless indicated otherwise, numbers of shares of ORIX’s common stock, per share information for ORIX’s common stock, for example historical dividend information, and ORIX’s ADR information in this annual report have been retroactively adjusted to reflect the 10-for-1 stock split effective on April 1, 2013.

FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. When included in this annual report, the words “will,” “should,” “expects,” “intends,” “anticipates,” “estimates” and similar expressions, among others, identify forward looking statements. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” inherently are subject to a variety of

ii

risks and uncertainties that could cause actual results to differ materially from those set forth in such statements. These forward-looking statements are made only as of the filing date of this annual report. The Company expressly disclaims any obligation or undertaking to release any update or revision to any forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

iii

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

	Year ended March 31,
	2009	2010	2011	2012	2013
	(Millions of yen)
Income statement data(1),(2):
Total revenues	¥1,015,766	¥889,178	¥941,006	¥970,821	¥1,065,638
Total expenses	962,697	858,702	869,379	846,354	915,040
Operating income	53,069	30,476	71,627	124,467	150,598
Equity in net income (loss) of affiliates	(40,458)	8,364	16,806	1,972	14,037
Gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	(1,686)	17,420	1,199	3,317	7,883
Income before income taxes and discontinued operations	10,925	56,260	89,632	129,756	172,518
Income from continuing operations	14,831	35,329	64,959	84,281	118,862
Net income (loss) attributable to the noncontrolling interests	1,175	704	2,373	(332)	3,164
Net income attributable to the redeemable noncontrolling interests	698	2,476	2,959	2,724	3,985
Net income attributable to ORIX Corporation shareholders	20,674	36,512	66,021	83,509	111,909

	As of March 31,
	2009	2010	2011	2012	2013
	(Millions of yen, except number of Shares)
Balance sheet data(2):
Investment in direct financing leases(3)	¥914,444	¥756,481	¥830,853	¥900,886	¥989,380
Installment loans(3)	3,304,101	2,464,251	2,983,164	2,769,898	2,691,171

Subtotal	4,218,545	3,220,732	3,814,017	3,670,784	3,680,551
Investment in operating leases	1,226,624	1,213,223	1,270,295	1,309,998	1,395,533
Investment in securities	926,140	1,104,158	1,175,381	1,147,390	1,093,668
Other operating assets	189,560	186,396	219,057	206,109	233,258
Allowance for doubtful receivables on direct financing leases and probable loan losses	(158,544)	(157,523)	(154,150)	(136,588)	(104,264)
Others	1,951,527	2,155,031	2,237,310	2,135,137	2,140,964

Total assets	¥8,353,852	¥7,722,017	¥8,561,910	¥8,332,830	¥8,439,710

Short-term debt	¥798,167	¥573,565	¥478,633	¥457,973	¥420,726
Long-term debt	4,453,845	3,836,270	4,531,268	4,267,480	4,061,534
Common stock	102,216	143,939	143,995	144,026	194,039
Additional paid-in capital	136,313	178,661	179,137	179,223	229,600
ORIX Corporation shareholders’ equity	1,157,269	1,287,179	1,306,582	1,380,736	1,643,596
Number of issued Shares(8)	922,170,670	1,102,299,480	1,102,458,460	1,102,544,220	1,248,714,760
Number of outstanding Shares(8)	894,002,200	1,074,842,470	1,074,985,020	1,075,217,210	1,221,433,050

	As of and for the Year Ended March 31,
	2009	2010	2011	2012	2013
	(Yen and dollars, except ratios and number of employees)
Key ratios (%)(4):
Return on ORIX Corporation shareholders’ equity (“ROE”)	1.7	3.0	5.1	6.2	7.4
Return on assets (“ROA”)	0.24	0.45	0.81	0.99	1.33
ORIX Corporation shareholders’ equity ratio	13.9	16.7	15.3	16.6	19.5
Allowance/investment in direct financing leases and installment loans	3.8	4.9	4.0	3.7	2.8

Per share data(8) and employees:
ORIX Corporation shareholders’ equity per Share(5)	¥1,294.48	¥1,197.55	¥1,215.44	¥1,284.15	¥1,345.63
Basic earnings per Share for income attributable to ORIX Corporation shareholders from continuing operations(6)	15.07	30.73	55.42	75.49	103.06
Basic earnings per Share for net income attributable to ORIX Corporation shareholders	23.25	35.83	61.42	77.68	102.87
Diluted earnings per Share for net income attributable to ORIX Corporation shareholders	22.07	30.58	51.83	65.03	87.37
Dividends applicable to fiscal year per share	7	7.5	8	9	13
Dividends applicable to fiscal year per share(7)	$0.07	$0.08	$0.10	$0.12	$0.13
Number of employees	18,920	17,725	17,578	17,488	19,043

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

(2)

Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

(3)

The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥495,514 million, ¥386,146 million, ¥344,855 million, ¥319,819 million and ¥236,291 million as of March 31, 2009, 2010, 2011, 2012 and 2013, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥27,949 million, ¥25,682 million, ¥22,787 million, ¥17,441 million and ¥15,806 million as of March 31, 2009, 2010, 2011, 2012 and 2013, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥17,860 million, ¥12,321 million, ¥10,037 million, ¥8,604 million and ¥7,745 million as of March 31, 2009, 2010, 2011, 2012 and 2013, respectively, and (iii) installment loans individually evaluated for impairment of ¥449,705 million, ¥348,143 million, ¥312,031 million, ¥293,774 million and ¥212,740 million as of March 31, 2009, 2010, 2011, 2012 and 2013, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2013 Compared to Year Ended March 31, 2012—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”

(4)

Return on ORIX Corporation shareholders’ equity is the ratio of net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances for the period. Return on assets is the ratio of net income attributable to ORIX Corporation shareholders for the period to average total assets based on fiscal year beginning and ending balances for the period. ORIX Corporation shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation shareholders’ equity to total assets. Allowance/investment in direct financing leases and installment loans is the ratio as of the period end of the allowance for doubtful receivables on direct financing leases and probable loan losses to the sum of investment in direct financing leases and installment loans.

(5)	ORIX Corporation shareholders’ equity per share is the amount derived by dividing ORIX Corporation shareholders’ equity by the number of outstanding shares.
(6)

Basic earnings per Share for income attributable to ORIX Corporation shareholders from continuing operations is the amount derived by dividing income attributable to ORIX Corporation shareholders from continuing operations by the weighted-average number of shares outstanding based on month-end balances during the fiscal year. The term basic earnings per Share for income attributable to ORIX Corporation shareholders from continuing operations as used throughout this annual report has the meaning described above.

(7)

The U.S. dollar amounts represent translations of the Japanese yen amounts using noon buying rates for Japanese yen per $1.00 in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York in effect on the respective dividend payment dates.

(8)

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Per share data and the number of shares have been retrospectively adjusted to reflect the stock split for all periods presented.

EXCHANGE RATES

The following table provides the noon buying rates for Japanese yen, expressed in Japanese yen per $1.00 in New York City for cable transfers in foreign currencies. As of June 21, 2013, the noon buying rate for Japanese yen was ¥97.48 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,
	2009	2010	2011	2012	2013
	(Yen per dollar)
Yen per dollar exchange rates:
High	¥110.48	¥100.71	¥94.68	¥85.26	¥96.16
Low	87.80	86.12	78.74	75.72	77.41
Average of the last days of the months	100.85	92.49	85.00	78.86	83.26
At period-end	99.15	93.40	82.76	82.41	94.16

The following table provides the high and low noon buying rates for yen, expressed in yen per $1.00, during the months indicated.

	High	Low
2012
December	¥86.64	¥81.86

2013
January	¥91.28	¥86.92
February	93.64	91.38
March	96.16	93.32
April	99.61	92.96
May	103.52	97.28

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

1. Risks Related to our External Environment

(1) Protracted global economic weakness and instability could adversely affect our business activities, financial condition and results of operations

Although the global economy continues to carry downside risks such as decelerating growth in emerging countries and lingering uncertainties concerning European sovereign debt issues, we believe the risk of another serious global financial crisis is receding. Signs of an improving U.S. economy, including a decrease in unemployment rates and a recovery trend in consumer sentiment and spending point to moderate recovery in the U.S. economy. The economic slowdown in Europe is contributing to a weakening of the pace of growth in some parts of Asia including China and India. However, some countries in Southeast Asia, such as Indonesia, continue to maintain high growth compared to advanced economies. Japan has seen developments that might lead to a bottoming out of its economy with the rapid pace of the weakening yen and rising stock prices, which resulting largely from the Abe administration assuming control at the end of 2012. Particular attention is directed towards the ability of the new administration to execute its growth strategy.

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

(2) We may lose market share or suffer reduced profitability if our competitors compete with us on pricing and other terms

We compete with our competitors primarily on the basis of pricing, transaction structure, service quality and other terms. If our competitors seek to compete aggressively on the basis of pricing and other terms without regard to profitability, we may lose market share. Similarly, some of our competitors are larger than we are, can access capital at a lower cost than we can and are better able to maintain profits at reduced prices. If we try to compete with such competitors, we may experience lower income or reduced profitability. Any such events could have an adverse effect on our business activities, financial condition and results of operations.

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

(4) Our business may be adversely affected by economic fluctuations and political disturbances

We conduct business operations in Japan as well as overseas, including in the United States, Asia, Oceania, the Middle East and Europe. Operations in the United States, Asia and Oceania are especially large. One of our mid-term management strategies is “Embracing growth in emerging markets including Asia.” In addition, we plan to pursue further expansion in Europe. Shifts in commodity market prices and consumer demand, political instability or religious strife in these and other regions could adversely affect our business activities, financial condition and results of operations.

(5) Our business activities, financial condition and results of operations may be adversely affected by unpredictable events

Our business activities, financial condition and results of operations may be adversely affected by unpredictable events or any continuing effects caused by such events. Unpredictable events include man-made events, such as accidents, war, terrorism and insurgency, and natural events, such as earthquakes, storms, tsunamis, fires and outbreaks of new strains of influenza or other infectious diseases. If any such event occurs, it may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of the economic conditions of a country or region. If such a sudden and unpredictable event occurs, our business activities, financial condition and results of operations may be adversely affected as a result.

(6) Dispositions of Shares may adversely affect market prices for our Shares

As of June 25, 2013, four of our shareholders have filed large shareholder reports pursuant to the Financial Instruments and Exchange Act (“FIEA”) indicating at the time of its filing beneficial ownership, as that term is used in the FIEA, by the relevant shareholder of more than five percent of the total number of our outstanding Shares. One or more of these shareholders may, for strategic, investment or other reasons, decide to reduce their shareholdings in ORIX. Dispositions of Shares, particularly dispositions of large numbers of Shares by major shareholders, may adversely affect market prices for the Shares. For information on major shareholders, see “Item 7. Major Shareholders and Related Party Transactions.”

A large portion of our Shares is held by investors outside Japan. Due to changes in the global economy or political conditions, investors outside Japan have at times reduced their investments in Japanese stocks. Further or renewed reduction in Japanese stock investment by such investors may adversely affect market prices for our Shares.

2. Credit Risk

(1) Our allowance for doubtful receivables on direct financing leases and probable loan losses may be insufficient and our credit-related costs might increase

We maintain an allowance for doubtful receivables on direct financing leases and probable loan losses. However, we cannot be sure that the allowance will be adequate to cover future credit losses. This allowance may be inadequate due to unexpected adverse changes in the Japanese and overseas economies in which we operate, or deterioration in the conditions of specific customers, industries or markets.

In recent years, the operating results of many companies have deteriorated due to restricted credit availability primarily caused by the continued effects of the meltdown of the global financial and capital markets and the ensuing economic recession. In response to such conditions, we have endeavored to improve our portfolio management, an exercise which has resulted in a decline in our doubtful receivables and probable loan losses. However, we may be required to make additional provisions in the future.

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

3. Business Risk

(1) We are exposed to risks from our diverse and expanding range of products and services, acquisitions of companies and assets, and entry into joint ventures and alliances

We are expanding the range of our businesses in Japan and overseas. Such expansion may expose us to new and complex risks that we may be unable to fully control or foresee, and, as a result, we may incur unexpected and potentially substantial costs or losses. In addition, we may not achieve the expected results if business opportunities do not develop or increase as expected or if competitive pressures undermine profitability.

As part of our business expansion, we may acquire companies. If the results of operations of an acquired company are lower than what we expected at the time we made such acquisition, we could be required to make large write-downs of goodwill and other assets.

From time to time we also enter into joint ventures and alliances with foreign and domestic counterparties, and the success of these operations is often dependent upon the financial and legal stability of our counterparties. If they suffer a decline in financial condition or are subject to operational instability because of a change in applicable laws or regulations, we may be required to pay in additional capital, reduce at a loss our investment, or close the operations altogether.

The contribution from our consolidated subsidiaries and equity method affiliates to our consolidated results of operations is an important component of our income. There can be no assurance that this contribution will be maintained. Also there can be no assurance that we will continue to identify attractive opportunities, or that investments will be as profitable as we originally expected.

Our subsidiaries and affiliates have a wide range of business operations, including operations that are very different from our financial services business. Failure to manage investee companies effectively could result in financial losses as well as losses of future business opportunities. In addition, we may not be able to sell or otherwise dispose of investments at times or prices we initially expected or at all. We may also need to provide financial support, including credit support or equity investments, to some investee companies if their financial condition deteriorates.

If any such events occur, then our business activities, financial condition and results of operations may be adversely affected.

(2) If our services to customers are inadequate, our reputation may be harmed and we may be obligated to compensate our customers

We provide various services such as maintenance services for leasing assets and services related to our asset management business, electric power businesses, including solar power systems and roof top power generation, and facilities operation business. Although we strive to provide high quality services, if we fail to meet customer expectations or our services are otherwise inadequate, our reputation may be harmed and our business activities, financial condition and results of operations may be adversely affected. If such services are insufficient and our customers suffer losses as a consequence, we may be obligated to compensate our customers for those losses.

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

(4) Our real estate-related operations expose us to various risks

Our real estate-related operations include the development and leasing of real estate, and real estate finance. Our real estate finance business is comprised of providing non-recourse loans for which cash flow from real estate is the source of repayment, and underwriting specified bonds that are issued by special purpose entities (“SPEs”) and are secured by real estate.

In our real estate development operations, we try to obtain indemnities to mitigate the risks presented by contractual breaches and land and property defects. However, construction work may be postponed or canceled by the contractor in breach of the terms, and the indemnity provided may be insufficient to cover our losses arising from such breach due to a deterioration of the contractor’s financial condition. In such situations, we may be required to absorb the losses. Furthermore, we may incur additional costs to complete or operate property. Any such events could have an adverse effect on our business activities, financial condition and results of operations.

Deterioration in real estate market conditions may adversely affect the financial condition of counterparties to whom we have made loans, the value of loan collateral, or the value of our real estate holdings. Any such events could have an adverse effect on our financial condition and results of operations. For example, in development and lease of real estate, vacancy rates have risen and rents have dropped. In real estate finance, this may decrease the estimated collectable amount and the value of real estate held as collateral, which could require us to increase our provision for doubtful receivables and probable loan losses or purchase the senior portion of debt to protect subordinated debt held by us. Furthermore, losses on the collection of loans through sales of the real estate may exceed the amount that we initially estimated.

(5) We are exposed to risks regarding our licensed businesses

Certain of our businesses, including our life insurance, banking, securities trading, real estate investment advisory and asset management businesses are subject to industry-specific laws and regulations requiring, among other things, that each company conduct independent operations and maintain financial soundness and appropriateness of business activities. A total or partial suspension of operations or the revocation of one or more of our licenses may adversely affect our business activities, financial condition and results of operations.

(6) Risks related to our other businesses

We operate a wide range of diversified businesses in Japan and overseas, including financial services business. Entry into these businesses, and the results of operations following such entry, are accompanied by various uncertainties, and if any unanticipated risk does eventuate, this may adversely affect our business activities, financial condition and results of operations.

4. Market Risk

(1) Changes in market interest rates and currency exchange rates could adversely affect our assets and our business activities, financial condition and results of operations

Our business activities are subject to risks relating to changes in market interest rates and currency exchange rates in Japan and overseas. Although we conduct asset-liability management (“ALM”), changes in the yield curve could adversely affect our results of operations.

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

We do not perfectly hedge all of our currency risks that arise from business operations in foreign currencies and overseas investments. As a result, a significant change in interest rates or currency exchange rates could have an adverse impact on our business activities, financial condition and results of operations.

(2) Our use of derivatives may adversely affect our business activities, financial condition and results of operations

We utilize derivative instruments to reduce investment portfolio price fluctuations and manage interest rate and currency risk. However, we may not be able to successfully manage these risks through the use of derivatives. Furthermore our derivatives counterparties could fail to honor the terms of their contracts with us. We also may be unable to enter into derivative transactions if our credit ratings are downgraded.

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

(3) Fluctuations in market prices of stocks and bonds may adversely affect our business activities, financial condition and results of operations

We hold investments in shares of private and public company stock, including shares of our equity method affiliates, and bonds, in Japan, the United States and other regions. The market values of our investment assets are volatile and may decline substantially in the future. A significant decline in the value of our investment assets could adversely affect our business activities, financial condition and results of operations.

5. Liquidity Risk (Risk Relating to Fund Procurement)

(1) Our access to liquidity and capital may be restricted by economic conditions, instability in the financial markets or changes in our credit ratings

Our primary sources of funds from financing activities include: borrowings from banks and other institutional lenders, funding from capital markets (such as offerings of commercial paper, straight bonds and medium-term notes, convertible bonds, asset-backed securities and other debt securities) and deposits. Such sources include a significant amount of short-term debt, such as CP short-term borrowings from various institutional lenders and the portion of our long-term debt maturing in the current fiscal year. Some of our committed credit lines require us to comply with financial covenants. In addition, some of the non-recourse loans under which we borrow funds to finance specific projects require early repayment if the relevant projects experience declines in performance.

Adverse economic conditions or financial market instability, among other things, may adversely affect our ability to raise new funds in the market or to renew existing funding sources, may subject us to increased funding costs or credit market volatility or may cause a decline in demand for our securities. If our access to liquidity is restricted, or if we are unable to obtain our required funding at acceptable costs, our business activities, financial condition and results of operations will be significantly and adversely affected.

We obtain credit ratings from ratings agencies. Downgrades of our credit ratings could result in increases in our interest expenses and could have an adverse effect on our fund-raising ability by increasing costs of issuing CP and corporate debt securities, decreasing investor demand for our securities, increasing our bank borrowing costs or reducing the amount of bank credit available to us. As a result, our business activities, financial condition and results of operations may be significantly and adversely affected.

6. Legal Risk

(1) Enactment of, or changes in, laws, regulations and accounting standards may affect our business activities, financial condition and results of operations

Enactment of, or changes in, laws and regulations may affect the way that we conduct our business, the products or services that we may offer in Japan or overseas, as well as our customers, borrowers, invested companies and funding sources. Such enactment or changes may cause our costs to increase, or if relating to accounting standards may significantly affect how we record and report our financial condition and results of operations, even if our underlying business fundamentals remain the same. As a result of such enactment or changes, our business activities, financial condition and results of operations could be adversely affected.

(2) A failure to maintain adequate controls to comply with regulations may harm our reputation and adversely affect our business activities, financial condition and results of operations

Our business and employees in Japan are subject to laws, as well as regulatory oversight by government authorities who implement those laws, relating to the various fields in which we operate. These include laws and regulations applicable to financial institutions, such as the Moneylending Business Act, the Installment Sales Act, the Insurance Business Act, the Banking Act, the Trust Business Act, the Building Lots and Buildings Transaction Business Act and the Building Standards Act, as well as general laws applicable to our business activities, such as the Companies Act, the Financial Instruments and Exchange Act, the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade and the Act on the Protection of Personal Information.

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

We endeavor to implement thorough internal controls for compliance and legal risk management to prevent violations of applicable laws and regulations, but our efforts may not be fully effective in preventing all violations. In addition, we engage in a wide range of businesses, and our expansion into new businesses through our acquisitions may require us to revise or cause our current internal controls to cease to function adequately. In such cases, we may be subject to sanctions or penalties, which could apply to our officers or employees, if we fail to revise them properly or at all. Such events could adversely affect our business activities, financial condition, results of operations and reputation.

Whether there exists any violation of laws, if we become the subject of a governmental investigation, litigation or other proceeding in connection with our businesses, our business activities, financial condition and results of operations may be adversely affected.

7. Operational Risk

(1) Failures in our computer and other information systems could interfere with our operations and damage our business activities, financial condition and result of operations

We utilize computer systems and other information systems for financial transactions, personal information management, business monitoring and processing and as part of our business decision-making and risk management activities. Some of these information systems may be outsourced.

System shutdowns, malfunctions or failures, the mishandling of data or fraudulent acts by employees, vendors or other third parties, or infection by a computer virus, could have adverse effects on our operations, for example by causing delay in the receipt and payment of funds, the leak or destruction of confidential or personal information, the generation of errors in information used for business decision-making and risk management and the suspension of other services provided to our customers. In such event, our liquidity or the liquidity of customers who rely on us for financing or payment could be adversely affected.

Our information system equipment could suffer damage from a large-scale natural disaster or from terrorism, such as hacking or other unauthorized access. If networks or information systems fail, we could experience interruption of business activity, delay in payment or sales, or substantial costs for recovery of functionality. As a result, our business activities, financial condition and results of operations may be adversely affected.

(2) We may not be able to hire or retain human resources

Our businesses require a considerable investment in human resources and the retention of qualified personnel in order to successfully compete in markets in Japan and overseas. If we cannot develop, hire or retain the necessary human resources, our business activities, financial condition and results of operations may be adversely affected.

(3) If our internal controls over financial reporting are insufficient, it could adversely affect our share price, reputation and business activities

We have established and assessed our internal controls over financial reporting in a manner intended to ensure compliance with the requirements of various laws and regulations. However, in future periods we or our independent registered public accounting firm may identify material weaknesses in our internal controls over financial reporting. Such a finding may cause us or our accountants to issue a report that our internal controls over financial reporting are ineffective, which could cause a loss of investor confidence in the reliability of our financial statements and cause our share price to fall. In any such case, our business activities, financial condition and results of operations may be adversely affected.

(4) Our risk management may not be effective

We continuously seek to improve our risk management function. However, due to the rapid expansion of our business or significant changes in the business environment, our risk management may not be effective in some cases. As a result, our business activities, financial condition and results of operations could be adversely affected.

(5) Other operational risks

The conduct of our various businesses entails many types of operational risks. Examples include inappropriate sales practices; inadequate handling of clients’ complaints; information security failures, including the divulging of confidential or personal information; inadequate internal communication of necessary information; misconduct of officers, employees, agents, franchisees, trading associates, vendors or other third parties; errors in the settlement of accounts and conflicts with employees concerning labor and workplace management.

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

8. Risks Related to Holding or Trading our Shares and ADRs

(1) Rights of shareholders under Japanese law may be different from those under the laws of other jurisdictions

Our Articles of Incorporation, the regulations of our board of directors and the Companies Act govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and officers’ fiduciary duties and shareholders’ rights are different from those that would apply if we were incorporated elsewhere. Shareholders’ rights under Japanese law are different in some respects from shareholders’ rights under the laws of jurisdictions within the United States and other countries. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in a jurisdiction outside Japan. For a detailed discussion of the relevant provisions of the Companies Act and our Articles of Incorporation, see “Item 10. Additional Information—Memorandum and Articles of Incorporation.”

(2) It may not be possible for investors to affect service of process within the United States upon ORIX or ORIX’s directors or executive officers, or to enforce against ORIX or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States

ORIX is a joint stock company incorporated in Japan. Most or all of ORIX’s directors and executive officers are residents of countries other than the United States. Although some of ORIX’s subsidiaries have substantial assets in the United States, substantially all of ORIX’s assets and the assets of ORIX’s directors and executive officers are located outside the United States. As a result, it may not be possible for investors to affect service of process within the United States upon ORIX or ORIX’s directors and executive officers or to enforce against ORIX or those persons, in U.S. courts, judgments of U.S. courts predicated upon the civil liability provisions of U.S. securities laws. ORIX has been advised by its Japanese counsel that there is doubt, in original actions or in actions to enforce judgments of U.S. courts, as to the enforceability in Japan of civil liabilities based solely on U.S. securities laws. A Japanese court may refuse to allow an original action based on U.S. securities laws.

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

(3) We expect to be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors

We believe that we will be a passive foreign investment company under the U.S. Internal Revenue Code for the year to which this report relates and for the foreseeable future because of the composition of our assets and the nature of our income. Assuming this is the case, U.S. investors in our Shares or ADSs will be subject to special rules of taxation in respect of certain dividends or gains on such Shares or ADSs, including the treatment of gains realized on the disposition of, and certain dividends received on, the Shares or ADSs as ordinary income earned pro rata over a U.S. investor’s holding period for such Shares or ADSs, taxed at the maximum rate applicable during the years in which such income is treated as earned, and subject to interest charges for a deemed deferral benefit. In addition, the favorable rates of tax applicable to certain dividends received by certain non-corporate U.S. investors would not be available. See “Item 10. Additional Information—Taxation—United States Taxation.” Investors are urged to consult their own tax advisors regarding all aspects of the income tax consequences of investing in our Shares or ADSs.

(4) If you hold fewer than 100 Shares, you will not have all the rights of shareholders with 100 or more Shares

One “unit” of our Shares is comprised of one hundred Shares. Each unit of the Shares has one vote. A holder who owns Shares other than in multiples of one hundred will own less than a whole unit (i.e., for the portion constituting of fewer than one hundred Shares.) The Companies Act imposes significant restrictions on the rights of holders of shares constituting less than a whole unit, which include restrictions on the right to vote. Under the unit share system, a holder of Shares constituting less than a unit has the right to require ORIX to purchase its Shares and the right to require ORIX to sell it additional Shares to create a whole unit. However, a holder of ADRs is not permitted to withdraw underlying Shares representing less than one unit, which is equivalent to 20 ADSs, and, as a practical matter, is unable to require ORIX to purchase those underlying Shares. The unit share system, however, does not affect the transferability of ADSs, which may be transferred in lots of any number of whole ADSs.

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

(6) A holder of ADRs has fewer rights than a shareholder and must act through the depositary to exercise those rights

The rights of shareholders under Japanese law to take various actions, including voting shares, receiving dividends and distributions, bringing derivative actions, examining a company’s accounting books and records and exercising dissenters’ rights, are available only to holders of record on a company’s register of shareholders. The Shares represented by our ADSs are registered in the name of a nominee of the depositary, through its custodian agent. Only the depositary is able to exercise those rights in connection with the deposited Shares. The depositary will make efforts to vote the Shares represented by our ADSs as instructed by the holders of the ADRs representing such ADSs and will pay to those holders the dividends and distributions collected from us. However, a holder of ADRs will not be able to directly bring a derivative action, examine our accounting books and exercise dissenters’ rights through the depositary unless the depositary specifically undertakes to exercise those rights and is indemnified to its satisfaction by the holder for doing so.

Item 4. Information on the Company

GENERAL

ORIX is a joint stock corporation (kabushiki kaisha) formed under Japanese law. Our principal place of business is at World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135, Japan, and our phone number is: +81 3 3435 3000. Our general contact URL is https://ssl.orix-form.jp/ir/inquiry_e/ and our corporate website URL is: http://www.orix.co.jp/grp/en. The information on our website is not incorporated by reference into this annual report. ORIX USA Corporation (“ORIX USA”) is ORIX’s agent in the United States, and its principal place of business is at 1717 Main Street, Suite 1100, Dallas, Texas 75201, USA.

CORPORATE HISTORY

ORIX was established on April 17, 1964 in Osaka, Japan as Orient Leasing Co., Ltd. by three trading companies and five banks that included Nichimen Corporation, Nissho Corporation and Iwai Corporation (presently Sojitz Corporation), the Sanwa Bank (presently The Bank of Tokyo-Mitsubishi UFJ, Ltd.), Toyo Trust & Banking (presently Mitsubishi UFJ Trust and Banking Corporation), the Industrial Bank of Japan and Nippon Kangyo Bank (presently Mizuho Bank, Ltd., Mizuho Corporate Bank, Ltd.), and the Bank of Kobe (presently Sumitomo Mitsui Banking Corporation).

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

ORIX set up a number of specialized leasing companies to tap new market potential, starting with the establishment of Orient Auto Leasing Corporation (presently ORIX Auto Corporation) in 1973 and Orient

Instrument Rentals Corporation (presently ORIX Rentec Corporation), Japan’s first electric measuring equipment rental company, in 1976. With the establishment of the credit company Family Consumer Credit Corporation (presently ORIX Credit Corporation, concentrating on card loans) in 1979, ORIX began to move into the retail market by offering financing services to individuals.

It was also during this time that ORIX began expanding overseas, commencing with the establishment of its first overseas office in Hong Kong in 1971, followed by Singapore (1972), Malaysia (1973), Indonesia (1975), the Philippines (1977) and Thailand (1978).

In the 1980s, ORIX established offices in Sri Lanka (1980), the United States (1981), Taiwan (1982), Australia (1986) and Pakistan (1986). The Japanese company Budget Rent-a-Car (presently ORIX Auto Corporation) was also established in 1985.

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

Since 2000, we have actively expanded our automobile-related operations by acquiring companies and assets. We combined seven automobile-related companies into ORIX Auto Corporation in 2005.

We have also continued our overseas expansion. In China, we established a rental company in Tianjin in 2004 and in 2005 established a leasing company in Shanghai. In 2009, we established a Chinese Headquarters in Dalian. We also set up local subsidiaries in Saudi Arabia (2001), the United Arab Emirates (2002) and Kazakhstan (2005).

In 2006, we entered the investment banking field in the United States with the acquisition of Houlihan Lokey Inc. In 2010, we acquired RED Capital Group, a U.S.-based company that provides financing for multi-family, senior living and healthcare-related real estate development projects in the United States. In 2010, we also acquired Mariner Investment Group LLC, a leading independent SEC-registered hedge fund manager.

We managed ORIX Credit Corporation over a continuous three-year period jointly with Sumitomo Mitsui Banking Corporation pursuant to an alliance established in July 2009. In June 2012, ORIX purchased all the shares of ORIX Credit, making ORIX Credit a wholly-owned subsidiary of ORIX.

In February 2013, ORIX, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., (“Rabobank”) and Robeco Groep N.V., (“Robeco”) agreed that ORIX would acquire approximately 90% of the total issued shares of Robeco from Rabobank. In connection therewith, ORIX and Rabobank also agreed to form a strategic alliance.

STRATEGY

Target Performance Indicators

In its pursuit of sustained growth, the ORIX Group uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and

ROA to indicate asset efficiency. ORIX aims to achieve its medium-term goal of 10% ROE by striving to increase asset efficiency through quality asset expansion to capture business opportunities along with increased capital efficiency by strengthening profit-earning opportunities such as fee-based and other businesses.

Three-year trends in performance indicators are as follows.

		As of March 31,
		2011	2012	2013
Net income attributable to ORIX Corporation shareholders(1)	(Millions of yen)	¥66,021	¥83,509	¥111,909
ROE(2)	(%)	5.1	6.2	7.4
ROA(3)	(%)	0.81	0.99	1.33

(1)

Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

(2)	ROE is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances.
(3)	ROA is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average total assets based on fiscal year beginning and ending balances.

Medium- and Long-Term Corporate Management Strategies

The ORIX Group believes that it is vital to respond to changes in the market environment with agility and flexibility. The ORIX Group consists of six business segments (Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail and Overseas Business) that represent a wide range of businesses, and Group-wide risk is controlled through a diversified business portfolio. While domestic and international financial institutions were forced to record large losses due to the financial crisis, ORIX was able to maintain profitability through the complementary nature of its diversified portfolio.

Also, from a funding standpoint, ORIX continues to maintain a stable financial base characterized by a high percentage of long-term debt from various funding sources that include borrowings from financial institutions, issuance of bonds in various markets, and ORIX Bank’s deposits.

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

•

“Embracing growth in emerging markets including Asia”: As significant economic growth is observed in emerging markets, business expansion in Asia, especially China, is vital for company growth. ORIX Group is embracing growth in these countries by expanding operations capitalizing on local subsidiaries and partner networks it has established in emerging markets including Asia in addition to leveraging its successful investment track record.

•	“Growth and Innovation of Current Businesses”: The domestic and overseas environment surrounding the ORIX Group is changing dramatically. In order to achieve further growth, ORIX must change its business models. ORIX will provide products and services valued by customers and society through Group-wide collaboration that transcends the division level, and by restructuring its business platform to capture new business opportunities.

Evolution of Corporate Culture Underpinning the Management Strategies

It is vital for ORIX Group to continue to maintain and develop a business structure that flexibly and swiftly adapts to a changing operating environment. ORIX will take the following three steps in order to execute the aforementioned “medium- and long-term corporate management strategies.”

1.	Further advancement of risk management. Implement thorough and transparent monitoring and control of risks, capturing characteristics of each business and the changing operating environment, while promoting mid-term management strategies. ORIX will also continue to maintain financial stability.

2.	Pursue transactions that are both socially responsible and economically viable. Pursue transactions that are socially responsible from a compliance and environmental standpoint while providing products and services that are valued by clients and improve ORIX Group profitability.

3.	Create a fulfilling workplace. Focus on ORIX’s strengths as a global organization to create a fulfilling work environment for all employees, regardless of nationality, age, gender, background or type of employment.

PROFILE OF BUSINESS BY SEGMENT

Our reportable segments are based on ASC 280-10 (“Segment Reporting”). For a discussion of the basis for the breakdown of segments, see Note 32 in “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for the years ended March 31, 2011, 2012 and 2013.

	Years ended March 31,
	2011	2012	2013
	(Millions of yen)
Corporate Financial Services	¥10,035	¥21,532	¥24,754
Maintenance Leasing	26,203	34,710	36,091
Real Estate	54	1,349	5,582
Investment and Operation	13,212	15,983	34,937
Retail	21,811	19,352	43,209
Overseas Business	45,639	49,768	52,756

Total segment profits	116,954	142,694	197,329

Difference between segment total and consolidated amounts	(27,322)	(12,938)	(24,811)

Total Consolidated Amounts	¥89,632	¥129,756	¥172,518

Each of our segments is briefly described below.

BUSINESS SEGMENTS

As of April 1, 2008, ORIX reorganized its businesses into six segments to facilitate strategy formulation, resource allocation and portfolio balancing at the segment level. These six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail and Overseas Business. Management believes that organizing our business into large, strategic units allows us to maximize our corporate value by identifying and cultivating strategic advantages vis-à-vis anticipated competitors in each area and by helping the ORIX Group achieve competitive advantage.

An overview of operations, operating environment and operating strategy for each of the six segments follows.

Corporate Financial Services

Overview of Operation

The Corporate Financial Services segment has its origin in the leasing business developed at the time of ORIX’s establishment in 1964, and even today this segment serves as the foundation for the entire ORIX Group’s sales activities.

Operating through a nationwide network, ORIX provides leasing and loans and other products and services to its core customer base of domestic small and medium-sized enterprises (“SMEs”). The Corporate Financial Services segment functions as the central point of contact for the entire ORIX Group by gathering information on customers and products/services and responding to customer needs, including in connection with business succession and overseas expansion.

This segment promotes consolidated management by target sharing with other business segments and Group companies, both domestic and foreign. In this way, this segment creates cross-functional tie ups with Group customers in order to swiftly provide wide-ranging services backed by expertise.

Operating Environment

There are indications that decline in the Japanese economy has bottomed out. High hopes concerning the Abe administration, which took office at the end of 2012, have to some extent already been vindicated by a substantial weakening of the yen and a broad-based rise in the stock market. Real estate prices have also shown signs of an upturn. The announcement of aggressive monetary easing by the new governor of the Bank of Japan encouraged the depreciation of the yen and the increase in stock prices. Expectations are mounting that the Abe administration will expand public investment to address disaster-prevention needs following the Great East Japan Earthquake and to maintain and renew Japan’s aging infrastructure. The government’s forthcoming economic growth strategy is the focus of eager anticipation.

On the other hand, due to the suspension of the operation of the country’s nuclear power stations, there are concerns about the adverse impact on business of electricity supply constraints and the increase in the cost of electricity. The number of domestic corporate bankruptcies decreased for the fourth consecutive year in the fiscal year from April 2012 to March 2013 thanks to the positive effects of various financial support initiatives, including those under the SME Financing Facilitation Act, and a reduction in bankruptcies in the construction industry, which is benefitting from demand associated with reconstruction following the Great East Japan Earthquake. However, there are concerns that the expiration of the SME Financing Facilitation Act at the end of March 2013 and the termination of the support initiatives may lead to a rebound in the number of corporate bankruptcies in Japan.

Overview of Business Strategies

•	Expand the customer base through strengthened cooperation with Group companies

•	Accumulate small-sized quality assets

•	Capture environment- and energy-related demand

Operating Strategy

Through day to day transactions, sales personnel in the Corporate Financial Services segment are deepening their understanding of the segment’s customers, including their specific needs and management issues. With the Corporate Financial Services segment constituting ORIX’s sales platform, sales personnel develop and deliver the optimum solutions to customers by leveraging the high level expertise of the Group’s business segments to expand the Group’s business opportunities. The Corporate Financial Services seeks to enhance the profitability of the Group as a whole by expanding the customer base through stronger cooperation with Group companies and by accumulating small-sized quality assets. Moreover, the Corporate Financial Services will increase revenues from fee business by providing products and services aligned with customer needs to accelerate the pace of its “Finance + Services” strategy.

The Corporate Financial Services segment promotes consolidated management by target sharing with other business segments and Group companies, both domestic and foreign, and will especially aim to do so with ORIX Auto Corporation and ORIX Rentec Corporation. By promoting consolidated management, we will strengthen customer relations so that the customers of our Group companies including the customers of ORIX Auto Corporation will also become customers for other products and services offered by the Group.

The launch of solar panels sales has enabled the Corporate Financial Services segment to cultivate relationships with new customers with whom it had no previous transactions. The Corporate Financial Services segment is endeavoring to expand transactions not only with customers who actually purchased solar panels but with all potential customers to whom it marketed solar panels by continuing to offer solutions to management issues, which lead to sales of the Group’s products and services. In addition to sales of solar panels, moving forward the Corporate Financial Services segment will develop new businesses and services in order to expand the Group’s customer base and build a more stable revenue base.

Maintenance Leasing

Overview of Operation

The Maintenance Leasing segment consists of ORIX’s automobile and rental operations, both of which possess a high level of expertise.

In its automobile leasing business, ORIX engages in leasing, automobile rental and car sharing businesses. Automobile leasing operations began by offering leases including maintenance to corporate clients. Today, services include a complete range of vehicle maintenance outsourcing services requiring high level expertise that encompasses solutions that meet clients’ compliance, environmental and safety management needs. This segment also offers a broad spectrum of tailor-made services that address both corporate and individual client needs.

Having initially specialized in the leasing of precision measuring equipment to corporate customers, the rental business has greatly expanded the range of products it offers, and currently includes IT-related equipment, medical equipment, environmental analysis equipment as well as tablet computers. The rental business also offers a diverse range of services such as technical support, sales of software packages, calibration and asset management.

Operating Environment

Consumer sentiment in Japan is showing signs of brightening, and the yen continues to depreciate thanks to the economic stimulus policies of the Abe administration, which took office at the end of 2012. Demand for automobile leasing and truck rentals is expected to rise due to increased capital expenditure resulting from the growth of domestic production and the government’s plan for a large-scale public investment program. The weakening of the yen has helped increase tourism in Japan, resulting in greater demand for automobile rentals.

Companies’ needs for services related to compliance, safety management, and reduction of environmental impacts are increasing together with a continued emphasis on reducing vehicle maintenance and administrative costs. Reflecting the change in individuals’ awareness concerning vehicles, there is a shift in consumption behavior from ownership to usage and sharing, and as a result, demand for car rental and car sharing services is rising.

The precision measuring equipment rental market in Japan is not expected to expand substantially in light of Japanese companies’ continuing transfer of manufacturing capacity to overseas locations. At the same time, the competitive landscape remains relatively stable owing to the high barrier to entry due to substantial up-front investment and the difficulty of securing specialist personnel with the requisite expertise.

In the IT-related equipment field, the market for cloud computing services continues to grow, and there are signs of a shift in corporate IT investment from hardware ownership to service use. Whereas the PC market will likely remain flat over the medium term, the tablet market is expected to grow significantly.

Overview of Business Strategies

•	ORIX Auto: Increase the number of new leasing contracts and expand high value-added services in the automobile business

•	ORIX Rentec: Capture demand in growth areas in the rental business

•	Streamline operations and continuously strengthen cost control

Operating Strategy

The automobile business will increase its assets to reinforce and expand its customer base. In Japan, while the leasing rate of vehicle fleets for enterprises that own more than 30 vehicles is relatively high, it is very low for enterprises and individuals that own 30 vehicles or fewer. On the other hand, these smaller enterprises and individuals account for a large proportion of the vehicles owned in Japan. Therefore, the automobile business will strive to increase the proportion of the customer base consisting of smaller enterprises and individuals while continuing to grow the large-enterprises customer base.

The automobile business is strengthening the provision of high value-added services. In order to ensure a stable revenue stream and differentiate itself from competitors, the automobile business leverages its consulting capabilities to select and propose optimum services to the customer from a wide range of vehicle management services. While continually reviewing the line-up of products and services in response to changes in the business environment and evolving customer needs, the automobile business develops new products and services to create new market segments.

The integration of our automobile rental operations, which had been operating under three brands, was completed in April 2013. We will seek to strengthen our brand, expand our network of outlets and provide high quality service. In our car sharing business, which is one of the industry leaders in terms of the number of members and still growing, we will endeavor to improve customer convenience by optimizing the deployment of stations and vehicles.

In the equipment rental business, while working to maintain high market share, we intend to expand and strengthen our revenue base by increasing the number of new customers by focusing on growth areas, increasing rental of high margin products and introducing new rental items. We will also expand our customer base and range of products in the fields of environment and energy, environmental analysis and communication infrastructure and promote medical equipment rentals that require a high level of expertise and high value-added rentals by providing applications and cloud services designed to meet the needs of customers renting tablets. We will seek tie-ups with manufacturers and system companies in order to expand our products and services.

All our businesses in the Maintenance Leasing segment will continue to strengthen business management and cost control to maintain high profitability and competitiveness.

Real Estate

Overview of Operation

The Real Estate segment is mainly comprised of the real estate development and rental business and the facilities operating business.

In the real estate development and rental business, the ORIX Group is involved in the development and leasing of properties (including office buildings, commercial properties, logistics centers and residential condominiums), asset management and real estate finance. Together with this comprehensive value chain, the Group boasts significant specialist expertise in each aspect of real estate.

The operation and development of a diverse portfolio of properties including hotels, Japanese inns, aquariums, golf courses, training facilities, nursing care facilities, baseball stadiums and theaters are an integral part of the facilities operating business.

Operating Environment

Encouraged by the Bank of Japan’s monetary easing policy, investors are returning to the real estate market, and there are signs of a recovery in real estate prices. In addition, leisure- and tourism-related demand is expected to grow due to increased consumption spurred by the monetary easing.

In the market for office buildings, vacancy rates are on a downward trend as the supply of new office buildings has slowed, and there are indications that the decline in rents has bottomed out and that J-REITs and overseas investors are increasing their purchases of real property.

In the condominium market, the contract completion rate in both the Tokyo and Osaka metropolitan areas remains above the key benchmark level of 70% and condominium sales have been robust. Anticipating an economic recovery and a spike in demand before an increase in the consumption tax, the supply of condominiums is expected to increase.

Price competition in the facilities operating business in Japan is likely to intensify in Japan due to the diversification of sales channels. Customers from overseas will constitute a promising market segment over the medium to long term. Despite the negative impact of the nuclear power issue and territorial disputes, the number of foreign tourists visiting Japan is rapidly increasing, a trend fueled by the weaker yen.

Overview of Business Strategies

•	Expand fee business by capitalizing on real estate value chain and expertise

•	Expand the revenue base by increasing income from rental assets in the leasing business and promoting the operations business

•	In the asset management business, expand fee business and promote joint investment with outside investors

Operating Strategy

In the real estate development and rental business, we are aiming to establish a revenue structure that can adapt to and leverage fluctuations of asset price and rent in the real estate market by promoting fee revenues and capturing income gain on disposal of assets. To expand fee business, we will leverage the strength of the Real Estate segment’s comprehensive value chain, including leasing, asset management, finance and the ORIX Group’s customer base. For example, not only will joint investment with foreign investors allow us to acquire a high-quality portfolio while minimizing the investment burden, the Real Estate segment’s value chain will be deployed to maximum advantage to earn fees at every opportunity from property acquisition to asset management during the investment phase and from sales when exiting the investment.

In the facilities operation business, we will review the portfolio and secure new facilities to improve profitability. At the same time, we will pursue improved service to ensure that ORIX delivers customer satisfaction that translates into repeat customers. In order to create and provide added value unique to ORIX facilities, we will promote the development of expert human resources.

Investment and Operation

Overview of Operation

In the Investment and Operation business segment, ORIX is engaged in three core business activities: environmental and energy related business, loan servicing and principal investments.

For more than ten years, ORIX has been actively involved in the environment and energy related business through the collection and disposal of waste generated from end-of-lease assets. In addition to waste disposal and recycling and other energy saving measures, ORIX is also actively involved in operations relating to renewable energy sources such as megasolar (large scale solar energy projects) and roof top power generation.

The loan servicing business invests in non-performing loans, collects and manages commercial mortgage-backed securities (“CMBS”) and engages in joint operations of business rehabilitation support companies through capital alliances with financial institutions.

The principal investment business invests in private equity both in Japan and overseas and capitalizes on the expertise of the Group to increase the corporate value of investees.

Operating Environment

In the environment and energy business, the increase in electricity prices by power companies and electricity shortages as a result of the shutdown of Japan’s nuclear reactors has increased the demand for electricity saving measures and home power generation. The introduction of the feed-in-tariff program has promoted the spread of renewable energy, and, in particular, has spurred the introduction of solar power generation facilities. However, as the feed-in-tariff program will be reviewed annually, it will be necessary to monitor its development. Overseas, especially in Asia, economic growth is producing rapidly increasing demand for energy. Moving forward, we expect this increase will continue.

In the non-performing loan market, with the expiration of the SME Finance Facilitation Act at the end of March 2013, there is a possibility that domestic financial institutions will move toward liquidating their non-performing loans. In addition, with the withdrawal of foreign multi-national businesses from Japan, the disposal of previously formed funds and an increase in concentration and choice of company business, there is good reason to be positive regarding investment opportunities.

In the M&A market, we expect increased demand for investment, finance and advisory services in line with increases in cross-border transactions by Japanese businesses, as well as corporate restructuring, privatization of subsidiaries and business succession planning in SMEs.

Overview of Business Strategies

•	Invest in the environment and energy fields and promote related business operations

•	Pursue profit opportunities capitalizing on loan servicing expertise and strengthen the corporate rehabilitation business

•	Expand principal investment both domestically and overseas

Operating Strategy

Through our environment and energy business, we will increase investment in the field of renewable energy. We will promote cooperation with the domestic sales division and the rooftop power generation business throughout Japan and also advance the megasolar business in which ORIX has become a power generation operator. In addition to solar power, we are also considering entering into other renewable energy businesses such as wind power and geo-thermal.

Overseas, mainly in Asia, we are developing operations in both energy services businesses such as ESCO (Energy Service Company) and power generation businesses with the goal of becoming an independent energy services provider. To enter the business, we are investing in existing energy services providers.

Furthermore, in Japan, with the reform of the electric power system, we anticipate the full liberalization of electricity retailing, the implementation of the separation of electrical power production from power distribution and transmission and the removal of price restrictions. We will capture business opportunities in a wide variety of situations, including the restarting of electrical power retail operations, which were suspended after the Great East Japan Earthquake, the securing of stable electrical power transmission for the electricity sources we develop, facilitating the transparency of electricity usage and providing energy services for the home, such as the rental of storage batteries.

In the loan servicing business, in addition to non-performing loan investment and loan servicing, we will continue to pursue profit opportunities, leveraging our loan servicing expertise in areas such as business succession, management support such as business rehabilitation, operation of corporate rehabilitation funds with financial institutions and also joint operations with business rehabilitation support companies through capital alliances.

In the principal investment business, we will leverage our track record to carefully select and actively invest in foreign and domestic business operations. After investing, we will provide hands-on support backed by specialists and use the sales platform of the Group to develop a base of customers and business partners to improve the corporate value of investees. We will seek opportunistic investments with an emphasis on domestic investment in medical related fields, IT services and the food industry. Overseas, we are focused on Asia and the Middle East, targeting the financial service business as an industry.

Retail

Overview of Operation

The Retail business segment consists of life insurance business, banking business and card loan business.

ORIX Life Insurance Corporation (“ORIX Life Insurance”) was founded in 1991 and operates mainly through agencies and mail order sales. Regarding the banking business, ORIX Bank Corporation (“ORIX Bank”) inherited the housing loan business ORIX began handling in 1980 and is now involved in corporate lending and other services. Recently, ORIX Bank began the card loan operations in March 2012.

ORIX Credit Corporation (“ORIX Credit”) is a card loan provider established in 1979. For approximately three years from July 2009, ORIX Credit was managed as a joint venture with Sumitomo Mitsui Banking Corporation before being re-consolidated as wholly owned subsidiary of the ORIX Group following the purchase of all of ORIX Credit’s shares in June 2012.

ORIX Bank and ORIX Credit have been consolidating management to actively expand their card loan operations.

Operating Environment

In the domestic life insurance market, current trends include a shift toward small-lot individual insurance, an increase in the number of insurance policies and a decrease in total insurance in force. The demand for traditional life insurance remains sluggish, and the demand for so called “third sector” insurance such as medical insurance, which until now had shown steady growth, is showing signs of a slowdown. Meanwhile, the sales channels for insurance products continue to diversify to include bank, Internet and direct shop sales. In the investment environment, due to fiscal concerns, although we expect a rise in Japan’s long term interest rates, we believe that it will continue to be challenging to secure favorable yields on fixed income investments.

In the banking industry, there has been little progress in the shift from saving to investment, and deposits continue to increase. Despite signs of a partial recovery in the corporate sector in terms of capital expenditures, the need for capital in overall terms remains flat. However, capital demand by individual investors investing in rental condominiums continues to be robust.

In the card loan market, due to a reduction of the maximum permissible interest rates under the Act of Regulation of Receiving of Capital Subscription, Debt and Interest Rates, etc. and the introduction of restrictions on the allowable volume of loans, there has been a rapid decrease in loan balances and the number of loan providers. However, there are signs that the reduction in loan balances has bottomed out, and that banks are beginning to expand their individual unsecured loan lending activities.

Overview of Business Strategies

•	Life Insurance: Expand through strengthening sales channels and maximizing sales of “first sector” products in addition to “third sector” products

•	Banking: Establish a profitable and balanced portfolio

•	Card Loan: Increase loan balances via the consolidated management of ORIX Bank and ORIX Credit

Operating Strategy

In this segment, as an overall strategy, we will maintain our current policy of providing products with a high level of customer satisfaction and developing new markets aimed at individual customers and the corporate loan customers while continuing to enhance our efficiency and unique expertise in niche markets.

ORIX Life Insurance will continue to enhance its products lineup with new insurance products developed to meet customer needs. In addition to “third sector” medical and cancer insurance, it will focus on sales of “first sector” products such as life insurance and aim to increase the number of policies in force. In addition, it will seek to widen its sales channels by expanding its network of agents and using mail order sales. It will also seek to improve its financial strength by improving business efficiency.

Focusing on corporate deposits and Internet-based fixed deposit accounts “e-Direct Deposits” aimed at individual customers, at the end of March 2013, the deposit balance (including negotiable deposits) of ORIX Bank reached more than ¥1 trillion. Through its financing operation of housing loans and corporate lending, ORIX Bank will continue to differentiate itself from other banks by continuing to establish a profitable and balanced portfolio and expanding its transactions with SMEs by offering consulting services that leverage the collective strength of the Group.

In order to exploit latent demands in the much-reduced market, the card loan business is planning expansion in three ways. Firstly, by expanding the ORIX Credit VIP Loan Card brand. Secondly, by expanding our bank operations using ORIX Credit’s know-how and personnel to target customers who like using the bank brand. Thirdly, by expanding our card loan guarantee to other financial institutions using ORIX Credit’s assessment know-how.

Overseas Business

Overview of Operation

In the Overseas Business segment, in the United States, asset management is at the heart of efforts to expand “Finance + Services” boasting a high level of expertise in the fields of corporate finance, securities investment, M&A advisory, loan structuring and servicing and also fund management.

Since first expanding into Hong Kong in 1971, the ORIX Group has established an overseas network spanning 343 bases in 27 countries and regions. Underpinned by a leasing, automobile leasing and corporate finance operating base that is aligned with the conditions of each country, the Overseas Business segment engages in real estate-related investments, principal investment and non-performing loan investment activities which are complemented by ship and aircraft leasing, management, investment, intermediary and sales activities.

Operating Environment

The US economy is showing continued moderate recovery backed by a rise in housing and stock prices and movement toward renewed consumer spending buoyed by an increase in employment levels and wages.

Although Asia is still feeling the effects of the global economic slowdown as a result of financial crisis in Europe, it has maintained relatively steady growth thanks to demand within the ASEAN economies.

In the airline industry, despite lingering uncertainty within the global economy, the travel market continues to grow. Although in Europe airline industry performance is still struggling, in Asia and the US airlines are moving toward recovery. The flow of capital into the aircraft leasing market is continuing.

In the shipping industry, there are no signs of recovery yet and from the continued unbalanced demand, new investment will be considered on a wait and see basis.

Overview of Business Strategies

•	Continue to strengthen “Finance + Services” in the United States leveraging our expertise

•	Strengthen existing business, develop new business, and embrace growth in Asia through new investments

•	Expand fee business and increase new investment in aircraft business

Operating Strategy

In the United States, in addition to maintaining a stable presence in our traditional business of investing in municipal bonds, commercial mortgage-backed securities (“CMBS”) and other fixed-income securities and providing corporate finance services, we are enhancing our fee business by leveraging the high level of expertise of Houlihan Lokey’s M&A advisory and business evaluation services, Red Capital Group’s loan structuring and servicing services and Mariner Investment Group’s fund management services. In addition, we plan to expand into the field of investment banking, structured finance and asset management through capital participation and M&A in Latin America via our Brazilian subsidiary established September 2012.

In Asia, Oceania, the Middle East and Europe, while ensuring stable profits from the financial services business platform of our existing local subsidiaries, which offer locally based lending and leasing, we plan to diversify our business into related fields. We will embrace growth in Asia’s developing economies by promoting new investment activities in as yet unexplored areas.

In the aircraft business, we will proceed to carefully select the type of aircraft for our portfolio and make new investments. In addition to pursuing opportunities to profit from Company-owned assets, we will seek to generate fees selling aircraft to investors and retaining management of the aircraft.

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

In general, we seek to expand and deepen our product and service offerings and enhance our financial performance through acquisitions of businesses or assets. We continually review acquisition opportunities, and selectively pursue such opportunities. We have in the past deployed a significant amount of capital for acquisition activities and expect to continue to make investments, on a selective basis. For a discussion of certain of our past acquisitions, see “Item 4. Information on the Company—Corporate History.”

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

	As of March 31, 2013
	Book Value	Land Space(1)
	(Millions of yen)	(Thousands of m²)
Office building (Shiba, Minato-ku, Tokyo)	¥31,150	2
Office building (Tachikawa, Tokyo)	21,610	5
Office building (Osaka, Osaka)	13,144	2
Office building (Roppongi, Minato-ku, Tokyo)	11,318	1
Training facility (Funabashi, Chiba)	10,698	3
Industrial waste disposal and recycling facility (Yorii, Saitama)	11,351	—

(1)	Land space is provided only for those facilities where we own the land.

Although we presently have no material plans to construct or improve facilities, we may build or acquire additional offices or make improvements to existing facilities if we believe the expansion of our business so warrants.

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥108,757 million as of March 31, 2013.

As of March 31, 2013, the acquisition cost of equipment we held for operating leases amounted to ¥1,803,396 million, consisting of ¥752,020 million of transportation equipment, ¥216,026 million of measuring and information-related equipment, ¥817,330 million of real estate and ¥18,020 million of others, before accumulated depreciation. Accumulated depreciation on equipment held for operating leases was ¥431,329 million as of the same date.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

Our business does not materially depend on the supply of raw materials.

PATENTS, LICENSES AND CONTRACTS

Our business and profitability are not materially dependent on any patents or licenses, industrial, commercial or financial contracts, or new manufacturing processes.

BUSINESS REGULATION

ORIX and its group companies in Japan are incorporated under, and our corporate activities are governed by, the Companies Act. However, ORIX and its group companies are involved in diverse businesses in overseas jurisdictions, including in Asia, North America and Middle East, and are therefore subject to various regulations and supervision in each jurisdiction in which they operate, including, but not limited to, regulations relating to business and investment approvals, antitrust, anti-bribery, consumer and business taxation, foreign exchange controls, intellectual property and personal information protection.

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

The major regulations that govern our businesses are as follows:

Moneylending Business

ORIX and certain of our group companies are engaged in the moneylending business in Japan. The moneylending business is regulated by the Interest Rate Restriction Act, the Acceptance of Contributions Law, the Deposit Interest Law and the Moneylending Business Act. The Moneylending Business Act requires that all companies engaged in moneylending business register with the Prime Minister and the relevant prefectural governors. Registered moneylenders are regulated by the Financial Services Agency (“FSA”), and are required to report to or notify the FSA, providing specified documents such as their annual business reports. Accordingly, pursuant to the Moneylending Business Act, ORIX and certain of our group companies register with the Prime Minister and various prefectural governors and provide the necessary reporting and notification to the FSA. The FSA has the power to issue business improvement orders to suspend all or part of a business’s activities, or to revoke the registration of a moneylender that has violated the law.

Real Estate Business

ORIX and certain of our group companies, including ORIX Real Estate Corporation, are engaged in the real estate business in Japan, including buying and selling land and buildings. Companies engaged in such operations are required to be licensed by the Ministry of Land, Infrastructure and Transport (“MoLIT”) and relevant prefectural governors under the Building Lots and Buildings Transaction Business Act, and their operations are regulated by such laws, including the maintenance of registered real estate transaction managers on staff and the provision and delivery of material information to counterparties.

Car Rental Business

ORIX Auto Corporation (“OAC”) is registered with the MoLIT under the Road Transportation Law to engage in the car rental business in Japan and is subject to the requirements of this law and is licensed by the Minister of MoLIT.

Insurance Business

ORIX Life Insurance Corporation is engaged in the life insurance business and has a license from the Prime Minister under the Insurance Business Act. The FSA has broad regulatory powers over the life insurance business of ORIX Life Insurance, including the authority to grant or, under certain conditions, revoke its operating license, to request information regarding its business or financial condition and to conduct on-site inspections. ORIX Life Insurance generally must also receive FSA approval for the sale of new products and to set new pricing terms. In addition, under the Insurance Business Act regulations, any party attempting to acquire voting rights in an insurance company at or above a specified threshold must receive approval from the Prime Minister. We have received such approval as a major shareholder in ORIX Life Insurance. Insurance solicitation, which we and our group companies conduct, is also governed by the Insurance Business Act. We and certain of our group companies, such as OAC, are registered as life insurance agents with the Prime Minister.

Financial Instruments Exchange Business

Certain businesses conducted by ORIX and our group companies in Japan are governed by the Financial Instruments and Exchange Act, the main purpose of which is to establish comprehensive and cross-sectional protection for investors. “The financial instruments business” as defined in the Financial Instruments and Exchange Act has four classifications, depending on the type of business; (1) First Class Financial Instruments Exchange Business, (2) Second Class Financial Instruments Exchange Business, (3) Investment Management Business, and (4) Investment Advisory and Agency Business. All companies engaged in such businesses are required to register with the Prime Minister, and thereby are designated “registered financial instruments traders.” Along with registered financial instruments traders, companies engaged in the financial instruments intermediary business, which is also governed by the Financial Instruments and Exchange Act, are regulated by the FSA and are required to file certain reports or notifications with the FSA. The FSA has the power to order improvement of a business, or suspension of a part or the whole of a business, or to revoke the registration of such a trader that has violated the law. Business regulations applicable to ORIX and our group companies are as follows:

(1) First Class Financial Instruments Exchange Business

ORIX Whole Sale Securities Corporation (“ORIX Whole Sale”) is registered with the Prime Minister under the Financial Instruments and Exchange Act. The first class financial instruments exchange business includes the trading of highly liquid financial products, such as the sale and solicitation of listed securities. The Financial Instruments and Exchange Act regulates the conduct and business activities of securities companies in connection with securities transactions. In addition, under the Financial Instruments and Exchange Act, any entity possessing voting rights in a securities company (first class financial instruments trader) or its parent company at or above a specified threshold is considered a major shareholder and must report its shareholding to the Prime Minister. ORIX has filed such a report as a major shareholder of ORIX Whole Sale, as well as Monex Group, Inc., which became an equity-method affiliate of ORIX as a result of a share exchange completed with ORIX in January 2010.

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

(3) Investment Management Business

ORIX Asset Management Corporation (“OAM”), a wholly owned subsidiary, is registered with the Prime Minister under the Financial Instruments and Exchange Act as an investment manager. OAM is responsible for the asset management of a real estate investment corporation, ORIX JREIT Inc., which is listed on the Tokyo Stock Exchange. In addition, ORIX Real Estate Investment Advisory Corporation (“ORIA”) is registered with the Prime Minister to engage in the investment management business. Under the Financial Instruments and Exchange Act, any entity possessing voting rights in an investment manager at or above a specified threshold is considered a major shareholder and must report its shareholding to the Prime Minister. ORIX has filed such a report as a major shareholder with regard to OAM.

(4) Investment Advisory and Agency Business

ORIA is registered with the Prime Minister under the Financial Instruments and Exchange Act to engage in the investment advisory and agency business.

(5) Financial Instruments Intermediary Business

The financial instruments intermediary business that we conduct is also regulated by the Financial Instruments and Exchange Act. ORIX is registered with the Prime Minister under the Financial Instruments and Exchange Act to conduct business as a financial instruments intermediary.

Banking and Trust Business

ORIX Bank Corporation (“OBK”) is licensed by the Prime Minister to engage in the banking and trust business and is regulated under the Banking Act and the Act on Provision, etc. of Trust Business by Financial Institutions. The Banking Act governs the general banking business and the Act on Provision, etc. of Trust Business by Financial Institutions and the Trust Business Act govern the trust business. Our trust contract agency business is also governed by the Trust Business Act, and we are registered with the Prime Minister to engage in the trust contract agency business. In addition, under the Banking Act, any entity that attempts to obtain voting rights in a bank at or above a specified threshold must receive permission from the Prime Minister. ORIX has received such permission as a major shareholder of OBK.

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

Waste Management

ORIX Environmental Resources Management Corporation and ORIX Eco Services Corporation provide waste management services regulated by the Waste Management and Public Cleansing Act.

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

Also, ORIX Eco Services has permission under the Waste Management and Public Cleansing Act: (i) from each governor of Tokyo and six other prefectures in Kanto region to act as a “Collection and Transportation of an industrial waste disposal collector” and (ii) from the mayor of Funabashi City to act as an “Industrial waste disposal contractor.”

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

The SEC, the Financial Industry Regulation Authority (“FINRA”) and various state agencies regulate the issuance and sale of securities and the activities of broker-dealers, investment companies and investment advisers in the United States. ORIX USA’s majority-owned subsidiaries, Houlihan Lokey Capital, Inc. and Houlihan Lokey Financial Advisors, Inc., are a registered broker-dealer and a registered investment adviser, respectively, and as such, are regulated by the SEC. Similarly, ORIX USA’s majority-owned subsidiary, Mariner Investment Group, LLC (“Mariner”), is a registered investment adviser and has an affiliated limited purpose broker-dealer, Mariner Group Capital Markets, Inc. (“MGCM”). Both Mariner and MGCM are registered and regulated by the SEC. ORIX USA’s majority-owned subsidiary, Red Capital Group, LLC has a subsidiary, Red Capital Markets, LLC, that is registered as a broker-dealer and regulated by the SEC. All of our SEC-registered broker dealers are also regulated by FINRA. ORIX USA and its other subsidiaries are not subject to these regulations but must comply with U.S. federal and state securities laws.

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

In May 2010 ORIX USA acquired RED Capital Group, a Columbus, Ohio-headquartered provider of debt and equity capital, as well as advisory services, to the housing, health care and real estate industries. Red Capital Markets, LLC, a subsidiary of RED Capital Group, is registered as a broker-dealer and regulated by the SEC and FINRA. In addition, RED Capital Group and its subsidiaries must comply with rules and regulations administered by the Government National Mortgage Association (“Ginnie Mae”), the Federal National Mortgage Association (“Fannie Mae”), the Department of Housing and Urban Development and the Federal Housing Administration.

In December 2010, ORIX USA acquired MIG Holdings, LLC, the parent company of Mariner. Mariner is registered with the SEC as an investment advisor and is headquartered in Harrison, New York, with additional offices in New York City, Boston, London and Tokyo.

Disruptions in the U.S. financial markets starting in 2007 caused lawmakers and regulators to evaluate the effectiveness of their oversight of the financial services industry, and eventually resulted in the adoption of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) by the U.S. Congress in January 2010. Certain regulations promulgated under the Dodd-Frank Act may affect our business operations. For example, the Dodd-Frank Act establishes the Financial Stability Oversight Counsel (“FSOC”) charged with, among other things, designating systemically important nonbank financial institutions for heightened supervisory requirements and prudential standards, supervision and regulation. In April 2012, the FSOC adopted its final rule and issued interpretive guidelines on criteria for designating systemically important nonbank financial institutions. If the FSOC designates ORIX as a systemically important nonbank financial institution, we could become subject to enhanced requirements regarding capital, leverage, liquidity, conflicts and risk management.

Outside of the United States, ORIX USA’s majority owned subsidiary, Houlihan Lokey (Europe) Limited (“HL Europe”), is authorized and regulated by the Financial Services Authority in the UK, inter alia, to arrange investments and to advise on investments by others. HL Europe has also established branches in France and Germany under the provisions of the Markets in Financial Instruments Directive and is regulated by the Bundesanstalt für Finanzdienstleistungsaufsicht in Germany and the Autorité des marchés financiers in France in the conduct of the respective businesses of the branches located in those countries. Mariner Europe Ltd. is authorized and regulated by the FSA and as such is subject to minimum regulatory capital requirements. Mariner Europe Ltd. is categorized as a limited license firm by the FSA for capital purposes. It is an investment management firm. Other such majority-owned subsidiaries include Houlihan Lokey (China) Limited, which is licensed to conduct regulated activities by the Securities and Futures Commission in Hong Kong, Mariner Japan, Inc., which is registered as an investment advisor branch office by the Financial Services Authority of Japan, and Mariner Investment Group, LLC, which has a Korean representative office registered with the Korean Ministry of Strategy and Finance.

LEGAL PROCEEDINGS

We are a plaintiff or a defendant in various lawsuits arising in the ordinary course of our business. We aggressively manage our pending litigation and assess appropriate responses to lawsuits in light of a number of factors, including the potential impact of the actions on the conduct of our operations. In the opinion of management, none of the pending legal matters is expected to have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that an adverse decision in one or more of these lawsuits will not have a material adverse effect.

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

Market Environment

Although the global economy continues to carry downside risks such as decelerating growth in emerging countries and lingering uncertainties concerning European sovereign debt issues, we believe the risk of another serious global financial crisis is receding, and there are signs of improvement in the U.S. economy.

The United States economy is in a state of moderate recovery backed by an increase in employment and a positive recovery trend in consumer spending due to the rise in wages. The Dow Jones Industrial Average achieved record highs for consecutive days during the end of March in conjunction with the improvement in the residential housing market and various economic indicators.

The economic slowdown in Europe is weakening the pace of growth in some parts of Asia including China and India constraining them from leading growth in the global economy. However, some countries in Southeast Asia such as Indonesia continue to maintain high growth compared to advanced economies.

Japan has seen developments that might lead to a bottoming out of its economy with the rapid pace of the weakening yen and rising stock prices, which came about largely due to policy initiatives of the Abe administration, which took office at the end of 2012. The subsequent announcement of aggressive monetary easing by the Bank of Japan (“BOJ”) led by new BOJ leadership caused further depreciation of the yen and stock market recovery, resulting in the Nikkei Stock Average returning to its pre-financial crisis level and long-term interest rates reaching a record low. Particular attention is directed toward the ability of the Abe administration to execute its growth strategy.

Results Overview

Net Income Attributable to ORIX Corporation Shareholders increased 34% to ¥111,909 million compared to fiscal 2012 primarily due to a significant increase in profits from the Investment and Operation and Retail segment, robust performance by the Corporate Financial Services segment and a continued high profit level in the Maintenance Leasing and Overseas Business segments.

The main factors underlying our performance in fiscal 2013 are outlined below.

Compared to fiscal 2012, segment profit increased for all segments.

The Corporate Financial Services segment’s profits increased due to robust direct financing lease revenues and decreased provision for doubtful receivables and probable loan losses.

The Maintenance Leasing segment’s profits increased due to solid revenues from operating leases.

The Real Estate segment’s profits increased due to increases in revenues from the facility operating business and gains on sales of real estate under operating leases.

The Investment and Operation segment’s profits increased due to gains on sales of Aozora Bank shares, an increase in revenues from large collections in the loan servicing business and an increase in profits from equity-method affiliates.

The Retail segment’s profits increased due to an increase in installment loan revenues resulting from the consolidation of ORIX Credit Corporation, steady growth in life insurance premiums and the absence of a write-down recognized for investment in equity-method affiliate Monex Group, Inc. during the previous fiscal year.

The Overseas Business segment’s profits increased due to contributions from direct financing leases in Asia, automobile and aircraft operating leases and an increase in fee revenues in the United States.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management’s current judgments. Note 1 of “Item 18. Financial Statements” includes a summary of the significant accounting policies used in the preparation of our consolidated financial statements. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and the possibility that future events affecting the estimates may differ significantly from management’s current judgments. We consider the accounting estimates discussed in this section to be critical for us for two reasons. First, the estimates require us to make assumptions about matters that are highly uncertain at the time the accounting estimates are made. Second, different estimates that we reasonably could have used in the relevant period, or changes in the accounting estimates that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. We believe the following represent our critical accounting policies and estimates.

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

ASC 820-10 differentiates between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). We measure mainly loans held for sale, trading securities, available-for-sale securities, other securities and derivatives at fair value on a recurring basis. A subsidiary measures certain loans held for sale originated on and after October 1, 2011 and certain fund investments in other securities originated on and after April 1, 2012 at fair value on a recurring basis as it elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”).

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2013:

	March 31, 2013
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Millions of yen)
Financial Assets:
Loans held for sale	¥16,026	¥0	¥16,026	¥0
Trading securities	33,041	2,184	30,857	0
Available-for-sale securities	757,299	166,398	453,923	136,978
Other securities	5,800	0	0	5,800
Derivative assets	14,598	147	12,352	2,099

Total	¥826,764	¥168,729	¥513,158	¥144,877

Financial Liabilities:
Derivative liabilities	¥18,037	¥0	¥18,037	¥0

Total	¥18,037	¥0	¥18,037	¥0

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 are particularly sensitive because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.

As of March 31, 2013, financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) and the percentages of total assets were as follows:

	March 31, 2013
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)
	(Millions of yen, except percentage data)
Level 3 Assets:
Available-for-sale securities	¥136,978	2
Corporate debt securities	6,524	0
Specified bonds issued by SPEs in Japan	63,244	1
CMBS and RMBS in the U.S., and other asset-backed securities	58,899	1
Other debt securities	8,311	0
Other securities	5,800	0
Investment funds	5,800	0
Derivative assets	2,099	0
Options held/written and other	2,099	0

Total Level 3 financial assets	¥144,877	2

Total assets	¥8,439,710	100

As of March 31, 2013, the amount of financial assets classified as Level 3 was ¥144,877 million, among financial assets and liabilities (net) that we measured at fair value on a recurring basis. Level 3 assets represent 2% of our total assets.

Available-for-sale securities classified as Level 3 are mainly mortgage-backed and other asset-backed securities, including specified bonds issued by special purpose entities (SPEs) in Japan and CMBS and RMBS in the United States. Specified bonds issued by SPEs classified as Level 3 available-for-sale securities were ¥63,244 million as of March 31, 2013, which is 46% of Level 3 available-for-sale securities. CMBS and RMBS in the U.S., and other asset-backed securities as Level 3 available-for-sale securities were ¥58,899 million as of March 31, 2013, which is 43% of Level 3 available-for-sale securities. We classified the specified bonds as Level 3 because we measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly, to measure their fair value we use a discounted cash flow model that incorporates significant unobservable inputs as further discussed below.

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

Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or, if the loan is collateral-dependent, the fair value of the collateral securing the loan. For a non-recourse loan, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loan, as such loan is collateral-dependent. Further, for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows from each loan. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as a discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. For impaired purchased loans, we develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

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

For debt securities, we apply ASC 320-10-35 (“Investments—Debt and Equity—Securities Subsequent Measurement”). For a debt security, we assess whether impairment is other than temporary using all available information about the collectibility if the fair value of a debt security is less than its amortized cost basis. Under such circumstances, as required by ASC 320-10-35 an other-than-temporary impairment is considered to have occurred if (1) we intend to sell the debt security; (2) it is more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis; or (3) we do not expect to recover the entire amortized cost basis of the security. In measuring the impairment, if we intend to sell the security or it is more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the security’s amortized cost basis and its fair value. On the other hand, if we do not intend to sell the debt security and it is more likely than not that we will not be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, we separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

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

Goodwill impairment is determined using a two-step impairment test either at the operating segment level or one level below the operating segments. Before a two-step impairment test, we may make a qualitative assessment to determine whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount. If we conclude that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, we would not perform the two-step impairment test for that reporting unit. However, if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if we cannot make any conclusion, we perform the two-step impairment test.

The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying value, including goodwill. If the carrying value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss. The second step of the goodwill impairment test compares implied fair value of the reporting unit goodwill with the carrying value of that goodwill. If the carrying value of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner used to determine the amount of goodwill recognized in a business combination.

Impairment of intangible assets that are not subject to amortization is determined using a quantitative impairment test. Before a quantitative impairment test, we may make a qualitative assessment to determine whether it is more likely than not that the intangible asset is impaired. If we conclude that it is not more likely than not that the fair value of an intangible asset is less than its carrying amount, we would not perform the quantitative impairment test for that intangible asset. However, if we conclude that it is more likely than not that the fair value of an intangible asset is less than its carrying amount or if we cannot make any conclusion, we perform the quantitative impairment test. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. (for information regarding deferred policy acquisition costs, see Note 1 (af) of “Item 18. Financial Statements”). Periodically, deferred policy acquisition costs are reviewed to determine whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality experience, morbidity, expense margins and surrender charges, which we use to calculate these assumptions, do not properly reflect future profitability, additional amortization may be required.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2013 would decrease or increase, respectively, by approximately ¥970 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2013 would decrease by approximately ¥941 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2013 would increase by approximately ¥1,040 million.

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

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2013.

FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY

We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate holdings is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of investment and rental property as of the beginning and end of fiscal 2013, as well as the fair value as of the end of fiscal 2013.

Year ended March 31, 2013
Carrying amount(1)
Balance at April 1, 2012	Change amount	Balance at March 31, 2013	Fair value at March 31, 2013(2)
(Millions of yen)
¥912,495	¥(65,265)	¥847,230	¥857,747

(1)	Carrying amounts are stated as cost less accumulated depreciation.
(2)

Fair value is obtained either from appraisal reports by external qualified appraisers, reports by internal appraisal department in accordance with “Real estate appraisal standards,” or by other reasonable internal calculation utilizing similar methods.

Revenue and expense for investment and rental property for fiscal 2013 consisted of the following:

Year ended March 31, 2013
Revenue(1)	Expense(1)	Operating income	Income from discontinued operations(2)	Net
(Millions of yen)
¥70,652	¥54,460	¥16,192	¥6,447	¥22,639

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

Furthermore, we also expanded our business by the addition of securities-related operations, aimed at generating capital gains. Thereafter, we established and acquired a number of subsidiaries and affiliates in Japan and overseas to expand our operations, such as a bank, a life insurance company and a real estate-related company. The Investment and Operation Headquarters selectively invests in companies and actively seeks to fulfill the needs of companies involved in or considering M&A activity, including, among other things, management buyouts, privatization or carve-outs of subsidiaries or business units and business succession.

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

Expenses reported under an account caption of “Other operating expenses” are directly associated with the sales and revenues separately reported within other operating revenues. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating income.” We similarly view the provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2013 Compared to Year Ended March 31, 2012” and “Year Ended March 31, 2012 Compared to Year Ended March 31, 2011.”

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

YEAR ENDED MARCH 31, 2013 COMPARED TO YEAR ENDED MARCH 31, 2012

Performance Summary

Financial Results

		Year ended March 31,		Change
		2012(3)	2013	Amount	Percent (%)
		(Millions of yen, except ratios, per share data and percentages)
	Total revenues	¥970,821	¥1,065,638	¥94,817	10
	Total expenses	846,354	915,040	68,686	8
	Income before Income Taxes and Discontinued Operations	129,756	172,518	42,762	33
	Net Income Attributable to ORIX Corporation Shareholders	83,509	111,909	28,400	34
Earnings per share(4)	(Basic)	77.68	102.87	25.19	32
	(Diluted)	65.03	87.37	22.34	34
	ROE(1)	6.2	7.4	1.2	—
	ROA(2)	0.99	1.33	0.34	—

(1)	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
(2)	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.
(3)

Certain amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

(4)

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The per share data has been retrospectively adjusted to reflect the stock split for all periods presented.

Total revenues for fiscal 2013 increased 10% to ¥1,065,638 million compared to ¥970,821 million during the previous fiscal year. Compared to the previous fiscal year, operating lease revenues increased due to increases in auto leasing and aircraft leasing overseas, life insurance premiums and related investment income increased due to an increase in the number of policies in force, and other operating revenues increased mainly due to an expansion in the real estate operating business and environment and energy businesses, and an increase in fee revenues. Meanwhile, revenues from real estate sales decreased compared to the previous fiscal year due to a decline in condominium units sold.

Total expenses for fiscal 2013 increased 8% to ¥915,040 million compared to ¥846,354 million during the previous fiscal year. Costs of operating leases increased in line with an increase in investment in operating leases, other operating expenses increased mainly due to the expansion of the real estate operating business and environment and energy businesses, and selling, general and administrative expenses increased due to the consolidation of ORIX Credit Corporation and the effect of other corporate acquisitions. Meanwhile, compared to the previous fiscal year, interest expense decreased due to decreases in the balance of liabilities and funding cost, and provision for doubtful receivables and probable loan losses decreased due to a decrease in the balance of non-performing loans.

Equity in net income of affiliates increased compared to the previous fiscal year due to the absence of a valuation loss for the investment in Monex Group Inc. recognized during the previous fiscal year.

As a result of the foregoing, income before income taxes and discontinued operations for the fiscal year increased 33% to ¥172,518 million compared to ¥129,756 million during the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 34% to ¥111,909 million compared to ¥83,509 million during the previous fiscal year.

Balance Sheet data

	As of March 31,				Change
	2012(1)		2013		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets	¥8,332,830		¥8,439,710		¥106,880		1
(Segment assets)	6,002,139		6,202,664		200,525		3
Total Liabilities	6,874,726		6,710,516		(164,210)		(2)
(Long- and short-term debt)	4,725,453		4,482,260		(243,193)		(5)
(Deposits)	1,103,514		1,078,587		(24,927)		(2)
ORIX Corporation Shareholders’ Equity	1,380,736		1,643,596		262,860		19
ORIX Corporation Shareholders’ Equity per share(2)	1,284.15		1,345.63		61.48		5
ORIX Corporation Shareholders’ Equity ratio(3)	16.6%		19.5%		2.9%		—
Adjusted ORIX Corporation Shareholders’ equity ratio(4)	18.8%		21.4%		2.6%		—
D/E ratio (Debt-to-equity ratio) (Long- and short-term debt (excluding deposits) / ORIX Corporation Shareholders’ equity)	3.4	x	2.7	x	(0.7	)x	—
Adjusted D/E ratio(4)	2.8	x	2.3	x	(0.5	)x	—

(1)

Certain amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) effective April 1, 2012.

(2)

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The per share data has been retrospectively adjusted to reflect the stock split for all periods presented.

(3)	ORIX Corporation Shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s equity to total assets.
(4)

Adjusted ORIX Corporation Shareholders’ equity ratio and Adjusted D/E ratio are non-GAAP financial measures presented on an adjusted basis which excludes the effect of consolidating certain VIEs on our assets or liabilities and reverses the cumulative effect on our retained earnings of such consolidation, which resulted from applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010. For a discussion of these and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP financial measures, please see “Non-GAAP Financial Measures” under this Item 5.

Total assets as of March 31, 2013 increased 1% to ¥8,439,710 million from ¥8,332,830 million as of March 31, 2012. Investment in direct financing leases increased due to robust new transactions in the Asian region, and investment in operating leases increased primarily due to strong auto leasing and aircraft leasing overseas. On the other hand, installment loans decreased due to collection of loans, while investment in securities also decreased primarily due to sales or redemption of available-for-sale securities. Segment assets increased 3% compared to March 31, 2012 to ¥6,202,664 million.

The balance of interest bearing liabilities is controlled at an appropriate level depending on the situation of assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long-term and short-term debt and deposits decreased compared to March 31, 2012.

ORIX Corporation Shareholders’ equity increased 19% compared to March 31, 2012 to ¥1,643,596 million due to increases in common stock and additional paid-in capital due to conversions of outstanding convertible bonds and an increase in retained earnings.

Details of Operating Results

The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information. See “Item 4. Information on the Company—Profile of Business by Segment.”

Revenues, New Business Volumes and Investments

Direct financing leases

	As of and for the year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥50,934	¥54,356	¥3,422	7
Japan	34,647	35,179	532	2
Overseas	16,287	19,177	2,890	18
New equipment acquisitions	405,660	455,433	49,773	12
Japan	254,358	298,461	44,103	17
Overseas	151,302	156,972	5,670	4
Investment in direct financing leases	900,886	989,380	88,494	10
Japan	669,131	692,584	23,453	4
Overseas	231,755	296,796	65,041	28

In Japan, the balance of direct financing leases increased primarily due to a large volume of smaller leasing transactions. Overseas, the balance of direct financing leases increased primarily due to new equipment acquisitions overseas with a focus on Asia in fiscal 2013 increased compared to fiscal 2012.

Revenues from direct financing leases in fiscal 2013 increased 7% compared to fiscal 2012 to ¥54,356 million. In Japan, revenues from direct financing leases increased 2% compared to fiscal 2012 to ¥35,179 million due to an increase in the average balance of financing leases. Overseas, revenues from direct financing lease increased 18% compared to fiscal 2012 to ¥19,177 million due to an increase in the average balance of financing leases as a result of an increase in new equipment acquisitions mainly in Asia.

The average return we earned on direct financing leases in Japan, calculated on the basis of quarterly balances, decreased to 5.15% in fiscal 2013 compared to 5.48% in fiscal 2012 due to a decrease in the profit on sale of automobiles. The average return on overseas direct financing leases, calculated on the basis of quarterly balances, decreased to 7.60% in fiscal 2013 from 8.09% in fiscal 2012 due to a decrease in the proportion of high-yield investment in direct financing leases of China.

New equipment acquisitions related to direct financing leases increased 12% to ¥455,433 million compared to fiscal 2012. New equipment acquisitions for operations in Japan increased 17% in fiscal 2013, and new equipment acquisition for overseas operations increased 4% in fiscal 2013, as compared to fiscal 2012.

Investment in direct financing leases as of March 31, 2013 increased 10% to ¥989,380 million compared to March 31, 2012 due to the effect of yen depreciation and the increases in new equipment described above.

As of March 31, 2013, no single lessee represented more than 2% of our total portfolio of direct financing leases. As of March 31, 2013, 70% of our direct financing leases were to lessees in Japan, while 30% were to overseas lessees. Approximately 8% of our direct financing leases were to lessees in Malaysia and approximately 6% of our direct financing leases were to lessees in Indonesia. No other overseas country represented more than 5% of our total portfolio of direct financing leases.

	As of March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases by category:
Transportation equipment	¥318,364	¥351,340	¥32,976	10
Industrial equipment	133,667	172,318	38,651	29
Electronics	135,294	140,047	4,753	4
Information-related and office equipment	85,060	85,232	172	0
Commercial services equipment	62,339	67,122	4,783	8
Other	166,162	173,321	7,159	4

Total	¥900,886	¥989,380	¥88,494	10

Operating leases

	As of and for the year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥287,202	¥300,665	¥13,463	5
Japan	229,617	236,380	6,763	3
Overseas	57,585	64,285	6,700	12
Costs of operating leases	184,156	197,484	13,328	7
New equipment acquisitions	246,822	295,765	48,943	20
Japan	197,124	191,450	(5,674)	(3)
Overseas	49,698	104,315	54,617	110
Investment in operating leases	1,309,998	1,395,533	85,535	7
Japan	1,140,247	1,148,595	8,348	1
Overseas	169,751	246,938	77,187	45

Revenues from operating leases for fiscal 2013 increased 5% to ¥300,665 million compared to fiscal 2012. In Japan, operating lease revenues increased mainly due to an increase in revenue from automobile operations and an increase in revenues from rental operations such as measuring and information-related equipment. Overseas, operating lease revenues increased mainly due to an increase in aircraft leasing. In fiscal 2012 and 2013, gains from the disposition of operating lease assets other than real estate, which were included in operating lease revenues, were ¥14,721 million and ¥14,032 million, respectively.

Costs of operating leases increased 7% to ¥197,484 million compared to fiscal 2012 due to an increase in depreciation expenses resulting from a year on year increase in the average monthly balance of investment in operating leases.

New equipment acquisitions related to operating leases increased 20% to ¥295,765 million compared to fiscal 2012. New equipment acquisitions by operations in Japan decreased as a result of a decrease in the purchase of real estate, despite an increase in transportation equipment such as automobile and measuring and information-related equipment, while new equipment acquisitions by operations overseas increased due to an increase in aircraft purchases.

Investment in operating leases increased 7% to 1,395,533 million compared to fiscal 2012 due to the effect of yen depreciation and the increase in new equipment acquisitions described above.

	As of March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥412,471	¥527,521	¥115,050	28
Measuring and information-related equipment	69,655	90,022	20,367	29
Real estate	802,063	750,956	(51,107)	(6)
Other	3,855	3,568	(287)	(7)
Accrued rental receivables	21,954	23,466	1,512	7

Total	¥1,309,998	¥1,395,533	¥85,535	7

Investment in transportation equipment operating leases rose 28% year on year, mainly due to an increase in investment in automobile operations in Japan and an increase in investment in aircraft overseas. Investment in measuring and information-related equipment operating leases rose 29% year on year because of an increase in new equipment acquisitions in Japan. Investment in real estate under operating leases fell 6% year on year, mainly due to sales of real estate.

Installment loans

	As of and for the year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Interest on installment loans(1)	¥132,719	¥144,458	¥11,739	9
Japan	74,718	90,497	15,779	21
Overseas	58,001	53,961	(4,040)	(7)
New loans added	743,113	918,579	175,466	24
Japan	588,815	704,797	115,982	20
Overseas	154,298	213,782	59,484	39
Installment loans	2,769,898	2,691,171	(78,727)	(3)
Japan	2,000,716	2,055,340	54,624	3
Overseas	769,182	635,831	(133,351)	(17)

(1)

The balances of installment loans related to our life insurance operations are included in installment loans in the consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in the consolidated statements of income.

In Japan, the balance of installment loans increased as a result of consolidation of ORIX Credit Corporation, offset by recovery of loans to real estate companies and non-recourse loans. As a result, the average balance of installment loans increased and revenues increased compared to fiscal 2012. Overseas, the balance of installment loans decreased mainly as a result of recovery of loans of VIEs in the United States. As a result, the average balance of installment loans decreased and revenues decreased compared to fiscal 2012.

Interest on installment loans increased 9% from fiscal 2012 to ¥144,458 million for fiscal 2013. In Japan, interest on installment loans increased 21% compared to fiscal 2012 as mentioned above. Overseas, interest on installment loans decreased 7% in fiscal 2013 as mentioned above.

The average interest rate earned on loans in Japan, calculated on the basis of quarterly balances, increased to 4.33% in fiscal 2013 from 3.66% in fiscal 2012 due to an increase in revenues from large collections in the loan servicing business. The average interest rate earned on overseas loans, calculated on the basis of quarterly balances, increased to 7.81% in fiscal 2013 from 7.40% in fiscal 2012.

New loans added increased 24% to ¥918,579 million compared to fiscal 2012. In Japan, new loans added increased 20% to ¥704,797 million in fiscal 2013 as compared to fiscal 2012, and overseas, new loans added increased 39% to ¥213,782 million, primarily due to increased lending activity related to the moderate recovery of the U.S. economy.

The balance of installment loans as of March 31, 2013 decreased 3% to ¥2,691,171 million compared to March 31, 2012. The balance of installment loans for borrowers in Japan increased 3%, and the balance of installment loans for overseas customers decreased 17% as mentioned above. As of March 31, 2013, 76% of our installment loans were to borrowers in Japan, while 21% were to borrowers in the United States.

The table below sets forth the balances of our installment loans to borrowers in Japan and overseas as of March 31, 2012 and 2013, further categorized by the type of borrower (i.e., consumer or corporate) in the case of borrowers in Japan. As of March 31, 2013, ¥47,692 million, or 2%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.

	As of March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥864,764	¥912,651	¥47,887	6
Card loans	236	225,707	225,471	—
Other	13,590	26,967	13,377	98

Subtotal	878,590	1,165,325	286,735	33

Corporate borrowers in Japan
Real estate companies	297,562	245,465	(52,097)	(18)
Non-recourse loans	226,887	134,440	(92,447)	(41)
Commercial, industrial and other companies	503,454	442,146	(61,308)	(12)

Subtotal	1,027,903	822,051	(205,852)	(20)

Overseas
Non-recourse loans	549,326	434,517	(114,809)	(21)
Other	216,520	198,477	(18,043)	(8)

Subtotal	765,846	632,994	(132,852)	(17)

Purchased loans(1)	97,559	70,801	(26,758)	(27)

Total	¥2,769,898	¥2,691,171	¥(78,727)	(3)

(1)

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

As of March 31, 2013, ¥276,681 million, or 10%, of all installment loans were outstanding to real estate companies in Japan and overseas. Of this amount, ¥47,126 million, or 2% of all installment loans, were loans individually evaluated for impairment. We calculated an allowance of ¥15,862 million on these impaired loans. As of March 31, 2013, we had installment loans outstanding in the amount of ¥121,259 million, or 5% of all installment loans, to companies in the entertainment industry. Of this amount, ¥12,037 million, or 0.4% of all installment loans, were loans individually evaluated for impairment. We calculated an allowance of ¥2,118 million on these impaired loans.

The balance of loans to consumer borrowers in Japan as of March 31, 2013 increased by 33% to ¥1,165,325 million compared to the balance as of March 31, 2012. The balance of loans to corporate borrowers in Japan as of March 31, 2013 decreased by 20%, to ¥822,051 million, compared to the balance as of March 31, 2012, primarily due to a decrease in the balance of loans to real estate companies and non-recourse loans. The balance of loans to overseas, excluding purchased loans, as of March 31, 2013 decreased by 17%, to ¥632,994 million, compared to the balance as of March 31, 2012, primarily due to a decrease in the balance of loans of VIEs in the United States.

Asset quality

Direct financing leases

	As of March 31,
	2012	2013
	(Millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥17,441	¥15,806
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	1.94%	1.60%
Provision as a percentage of average balance of investment in direct financing leases(1)	0.31%	0.26%
Allowance for direct financing leases	¥16,852	¥15,830
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	1.87%	1.60%

(1)	Average balances are calculated on the basis of fiscal beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due direct financing leases decreased by ¥1,635 million to ¥15,806 million compared to fiscal 2012. As a result, the ratio of 90+ days past-due direct financing leases decreased by 0.34% from fiscal 2012 to 1.60%.

We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases provides a reasonable indication that our allowance for doubtful receivables was appropriate as of March 31, 2013 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•

all lease contracts are secured by the collateral of the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the underlying equipment.

The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases was 0.81% and 0.43% for fiscal 2012 and 2013, respectively.

Loans not individually evaluated for impairment

	As of March 31,
	2012	2013
	(Millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥8,604	¥7,745
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.35%	0.31%
Provision (reversal) as a percentage of average balance of installment loans not individually evaluated for impairment(1)	(0.20)%	(0.12)%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥28,329	¥23,283
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.14%	0.94%

(1)	Average balances are calculated on the basis of fiscal beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due loans not individually evaluated for impairment which are not individually significant and accordingly are evaluated for impairment as a homogeneous group decreased by 10% to ¥7,745 million in fiscal 2013.

The table below sets forth the outstanding balances of loans not individually evaluated for impairment by region and type of borrower.

	As of March 31,
	2012	2013
	(Millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loans	¥8,557	¥6,367
Card loans	—	719
Other	—	629
Overseas
Other	47	30

Total	¥8,604	¥7,745

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

The ratio of charge-offs as a percentage of the average balance of loans not individually evaluated for impairment was 0.09% and 0.13% for fiscal 2012 and 2013, respectively.

Loans individually evaluated for impairment

	As of March 31,
	2012	2013
	(Millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥293,774	¥212,740
Effect of the application of the accounting standards for the consolidation of VIEs(1)	58,029	44,646
Impaired loans requiring an allowance	218,938	159,942
Effect of the application of the accounting standards for the consolidation of VIEs(1)	34,494	29,880
Allowance for loans individually evaluated for impairment(2)	91,407	65,151
Effect of the application of the accounting standards for the consolidation of VIEs(1)	15,267	12,970

(1)

These are the ending balances attributable to VIEs which were newly consolidated at the beginning of fiscal 2011 due to the application of the accounting standards for consolidation of VIEs under ASU 2009-16 and ASU 2009-17.

(2)

The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

New provision for probable loan losses was ¥21,596 million in fiscal 2012 and ¥10,648 million in fiscal 2013, and charge-off of impaired loans was ¥27,286 million in fiscal 2012 and ¥35,685 million in fiscal 2013. New provision for probable loan losses decreased by ¥10,948 million compared to fiscal 2012. Charge-off of impaired loans increased by ¥8,399 million compared to fiscal 2012.

The table below sets forth the outstanding balances of impaired loans by region and type of borrower. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment.

	As of March 31,
	2012	2013
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan
Housing loans	¥8,979	¥8,494
Card loans	—	1,858
Other	—	504

Subtotal	8,979	10,856

Corporate borrowers in Japan
Real estate companies	72,038	47,126
Non-recourse loans	44,148	23,415
Commercial, industrial and other companies	77,277	50,680

Subtotal	193,463	121,221

Overseas
Non-recourse loans	38,809	37,635
Other	17,616	13,921

Subtotal	56,425	51,556

Purchased loans	34,907	29,107

Total	¥293,774	¥212,740

Provision for doubtful receivables and probable loan losses

We make provision for doubtful receivables and probable loan losses for direct financing leases and installment loans.

	As of March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥154,150	¥136,588	¥(17,562)	(11)
Direct financing leases	21,201	16,852	(4,349)	(21)
Loans not individually evaluated for impairment	35,626	28,329	(7,297)	(20)
Loans individually evaluated for impairment	97,323	91,407	(5,916)	(6)
Provision charged to income	19,186	10,016	(9,170)	(48)
Direct financing leases	2,568	2,423	(145)	(6)
Loans not individually evaluated for impairment	(4,978)	(3,055)	1,923	(39)
Loans individually evaluated for impairment	21,596	10,648	(10,948)	(51)
Charge-offs (net)	(36,259)	(43,188)	(6,929)	19
Direct financing leases	(6,783)	(4,046)	2,737	(40)
Loans not individually evaluated for impairment	(2,190)	(3,457)	(1,267)	58
Loans individually evaluated for impairment	(27,286)	(35,685)	(8,399)	31
Other(1)	(489)	848	1,337	—
Direct financing leases	(134)	601	735	—
Loans not individually evaluated for impairment	(129)	1,466	1,595	—
Loans individually evaluated for impairment	(226)	(1,219)	(993)	439
Ending balance	136,588	104,264	(32,324)	(24)
Direct financing leases	16,852	15,830	(1,022)	(6)
Loans not individually evaluated for impairment	28,329	23,283	(5,046)	(18)
Loans individually evaluated for impairment	91,407	65,151	(26,256)	(29)

(1)

Other mainly includes foreign currency translation adjustments, amounts reclassified to discontinued operations and decrease in allowance related to newly consolidated subsidiaries and sales of subsidiaries.

Investment Securities

	As of and for the year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment securities(1):
Interest on investment securities	¥15,169	¥11,505	¥(3,664)	(24)
Japan	9,576	5,744	(3,832)	(40)
Overseas	5,593	5,761	168	3
New securities added	699,709	758,292	58,583	8
Japan	626,183	718,864	92,681	15
Overseas	73,526	39,428	(34,098)	(46)
Investment in securities	1,147,390	1,093,668	(53,722)	(5)
Japan	974,536	873,631	(100,905)	(10)
Overseas	172,854	220,037	47,183	27

(1)

The balance of investment in securities related to our life insurance operations are included in investment in securities in the consolidated balance sheets; however, income and losses on these investment in securities are recorded in life insurance premiums and related investment income in the consolidated statements of income.

Interest on investment securities other than those held in connection with our life insurance operations in Japan decreased 40% to ¥5,744 million in fiscal 2013 compared to fiscal 2012 primarily due to a lower average balance of bonds such as specified bonds issued by SPEs in Japan because of stringent selection of new transactions and enhanced collection efforts. Overseas interest on investment securities increased 3% to ¥5,761 million in fiscal 2013 compared to fiscal 2012 primarily due to the foreign exchange effects of the depreciated yen. The average interest rate earned on investment securities in Japan, calculated on a monthly basis, declined to 1.45% in fiscal 2013 compared to 1.88% in fiscal 2012. The average interest rate earned on overseas investment securities, calculated on a monthly basis, increased to 6.51% in fiscal 2013 compared to 6.32% in fiscal 2012.

New securities added increased 8% to ¥758,292 million in fiscal 2013, compared to fiscal 2012. New securities added in Japan increased 15% in fiscal 2013 compared to fiscal 2012, primarily due to an increase in investments in government bonds. On the other hand, new securities added overseas decreased 46% in fiscal 2013 compared to fiscal 2012, primarily due to a decrease in investments in municipal bonds in the U.S.

The balance of our investment in securities as of March 31, 2013 decreased 5% to ¥1,093,668 million compared to fiscal 2012. The balance of our investment in securities in Japan decreased 10% due to rebalancing of our investment portfolios and decreasing balances of specified bonds issued by SPEs in Japan. The balance of our investment in securities overseas increased 27% in fiscal 2013 mainly due to an increase of investment in trading securities and the foreign exchange effects of the depreciated yen.

	As of March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥12,817	¥33,041	¥20,224	158
Available-for-sale securities	886,487	757,299	(129,188)	(15)
Held-to-maturity securities	43,830	89,451	45,621	104
Other securities	204,256	213,877	9,621	5

Total	¥1,147,390	¥1,093,668	¥(53,722)	(5)

Investments in trading securities increased to ¥33,041 million in fiscal 2013 primarily due to purchases of municipal bonds in the U.S. Investments in available-for-sale securities decreased 15% in fiscal 2013 primarily due to decreased balances of debt securities such as specified bonds issued by SPEs in Japan while balances of government and municipal bonds increased. As of March 31, 2013, CMBS and RMBS in available-for-sale securities in the U.S. were ¥24,338 million as compared to ¥31,024 million as of March 31, 2012. Our life insurance business invests in Japanese government bonds as held-to-maturity securities. Other securities increased 5% in fiscal 2013 mainly due to increasing balances of fund investments in the U.S.

For further information on investment in securities, see Note 9 of “Item 18. Financial Statements.”

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Brokerage commissions and net gains on investment securities:
Brokerage commissions	¥24	¥122	¥98	408
Net gains on investment securities(1)	24,894	28,805	3,911	16
Dividend income(1)	4,419	5,887	1,468	33

Total	¥29,337	¥34,814	¥5,477	19

(1)	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in the consolidated statements of income.

Brokerage commissions and net gains on investment securities increased 19% to ¥34,814 million in fiscal 2013, compared to fiscal 2012. Our brokerage commissions increased 408% primarily due to an increase in revenues from the securities operations. Net gains on investment securities increased 16% to ¥28,805 million in fiscal 2013, compared to fiscal 2012, primarily due to an increase of net gains on domestic available-for-sale securities resulting from recovery of the financial and capital markets in Japan. Dividend income increased 33% to ¥5,887 million in fiscal 2013 compared to fiscal 2012.

As of March 31, 2013, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥47,477 million, compared to ¥35,446 million as of March 31, 2012. As of March 31, 2013, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥4,368 million, compared to ¥10,912 million as of March 31, 2012.

Life insurance

We reflect all income and losses (other than provision for doubtful receivables and probable loan losses) that we recognize on securities, installment loans, real estate under operating leases and other investments held in connection with life insurance operations as life insurance premiums and related investment income in our consolidated statements of income.

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥116,836	¥130,187	¥13,351	11
Life insurance-related investment income	11,375	8,539	(2,836)	(25)

Total	¥128,211	¥138,726	¥10,515	8

Life insurance costs	¥93,421	¥98,599	¥5,178	6

The amount of life insurance costs for fiscal 2012 has been adjusted retrospectively due to the adoption of Accounting Standards Update 2010-26.

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net income on investment securities	¥5,786	¥5,350	¥(436)	(8)
Interest on loans, income on real estate under operating leases, and others	5,589	3,189	(2,400)	(43)

Total	¥11,375	¥8,539	¥(2,836)	(25)

Life insurance premiums and related investment income increased 8% to ¥138,726 million in fiscal 2013 compared to fiscal 2012.

Life insurance premiums increased 11% to ¥130,187 million in fiscal 2013 compared to fiscal 2012 due to an increase in contracts for new products.

Income on real estate under operating leases decreased due to a decline of gains on sales of real estate. As a result, life insurance-related investment income decreased 25% to ¥8,539 million in fiscal 2013 compared to fiscal 2012.

Life insurance costs increased 6% to ¥98,599 million in fiscal 2013 compared to fiscal 2012.

The margin ratio, which is calculated by dividing the difference between life insurance premiums and life insurance costs by life insurance premiums, expanded to 24% in fiscal 2013 compared to 20% in fiscal 2012.

	As of March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investments by ORIX Life Insurance:
Available-for-sale debt securities	¥326,107	¥287,514	¥(38,593)	(12)
Available-for-sale equity securities	10,395	12,287	1,892	18
Held-to-maturity securities	43,658	88,824	45,166	103
Other securities	6	6	0	0

Total investment in securities	380,166	388,631	8,465	2

Installment loans, real estate under operating leases and other investments	110,499	152,334	41,835	38

Total	¥490,665	¥540,965	¥50,300	10

Investment in securities increased 2% to ¥388,631 million in fiscal 2013 as a result of increased available-for-sale equity securities and held-to-maturity securities.

Installment loans, real estate under operating leases and other investments increased 38% to ¥152,334 million in fiscal 2013 as a result of increased purchases of real estate.

Real estate sales

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Real estate sales:
Real estate sales	¥61,029	¥38,804	¥(22,225)	(36)

Costs of real estate sales	59,534	39,430	(20,104)	(34)

Margins	¥1,495	¥(626)	¥(2,121)	—

Real estate sales were down 36% year on year to ¥38,804 million and the number of condominiums sold to buyers in Japan decreased from 1,395 units in fiscal 2012 to 897 units in fiscal 2013.

Costs of real estate sales decreased 34% to ¥39,430 million compared to fiscal 2012 with fewer write-downs recorded on some projects under development in fiscal 2013. We recorded ¥4,039 million and ¥3,377 million of write-downs for fiscal 2012 and 2013, respectively. Costs of real estate sales include the upfront costs associated with advertising and creating model rooms.

Margins recorded a loss of ¥626 million in fiscal 2013 compared to a gain of ¥1,495 million in fiscal 2012 due to the decrease in the number of condominiums delivered, despite the decrease in write-downs.

Gains on sales of real estate under operating leases

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases	¥2,215	¥5,800	¥3,585	162

Gains on sales of real estate under operating leases increased 162% year on year to ¥5,800 million in fiscal 2013, mainly due to an increase in profits from the large sale of real estate in Japan.

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

Other operations

	As of and for the year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Other operations:
Other operating revenues	¥264,005	¥336,510	¥72,505	27
Japan	198,520	262,393	63,873	32
Overseas	65,485	74,117	8,632	13
Other operating expenses	152,827	200,146	47,319	31
New assets added	37,876	12,931	(24,945)	(66)
Japan	36,548	12,479	(24,069)	(66)
Overseas	1,328	452	(876)	(66)
Other operating assets	206,109	233,258	27,149	13
Japan	189,293	212,695	23,402	12
Overseas	16,816	20,563	3,747	22

Other operating revenues were up 27% year on year to ¥336,510 million. In Japan, revenues were up 32% to ¥262,393 million compared to ¥198,520 million in fiscal 2012, mainly due to an increase in earnings of the aquarium business and environment and energy related business and an increase of private equity investment related business. Overseas, revenues were up 13% to ¥74,117 million compared to ¥65,485 million in fiscal 2012, due to an increase of revenues from advisory services in the United States and an increase of revenues from car-related service associated with ORIX Auto Infrastructure Services Limited in India being a consolidated subsidiary for the full fiscal 2013.

Other operating expenses were up 31% year on year to ¥200,146 million resulting from the recognition of expenses from aquarium business, environment and energy related business, and private equity investment-related business, corresponded to the increase in other operating revenues.

New assets added for other operating transactions include other operating assets and real estate for sale, such as residential condominiums. New assets added for other operating transactions were down 66% to ¥12,931 million in fiscal 2013 due to a decrease in the number of condominiums completed.

Other operating assets increased 13% to ¥233,258 million in fiscal 2013.

Expenses

Interest expense

Interest expense decreased 8% to ¥101,275 million compared to fiscal 2012. Our total outstanding short-term debt, long-term debt and deposits decreased 5% to ¥5,560,847 million compared to fiscal 2012.

The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, decreased to 1.1% in fiscal 2013, compared to 1.2% in fiscal 2012. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, decreased to 4.3% in fiscal 2013, compared to 4.5% in fiscal 2012 due to a lower proportion of debts in high-interest currencies in overseas subsidiaries located in Australia and South Korea. For more information regarding interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”

Selling, general and administrative expenses

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥126,089	¥138,262	¥12,173	10
Selling expenses	20,834	29,849	9,015	43
Administrative expenses	45,326	54,542	9,216	20
Depreciation of office facilities	3,228	2,994	(234)	(7)

Total	¥195,477	¥225,647	¥30,170	15

Employee salaries and other personnel expenses account for 61% of selling, general and administrative expenses in fiscal 2013, and the remaining portion consists of selling and other general and administrative expenses, such as rent for office space, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2013 increased 15% year on year.

Write-downs of long-lived assets

As a result of the impairment reviews we performed during fiscal 2013 for long-lived assets in Japan and overseas, such as golf courses, office buildings, commercial facilities other than office buildings, condominiums, and land undeveloped or under construction, write-downs of long-lived assets increased 4% to ¥21,053 million during fiscal 2013 compared to the previous fiscal year. These write-downs are reflected as write-downs of long-lived assets and income from discontinued operations, net. ¥19,117 million is reflected as write-downs of long-lived assets in our consolidated statement of income. These write-downs consist of impairment losses of ¥1,978 million on 16 office buildings, ¥2,024 million on six commercial facilities other than office buildings, ¥4,995 million on 17 condominiums, ¥7,426 million on five parcels of lands undeveloped or under construction, and ¥4,630 million on 23 other assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows.

For a breakdown of long-lived assets by segment, see Note 32 of “Item 18. Financial Statements.”

Write-downs of securities

Write-downs of securities for fiscal 2013 were mainly in connection with non-marketable equity securities, preferred capital shares carried at cost and specified bonds issued by SPEs in Japan. In fiscal 2013, write-downs of securities increased 39% from ¥16,470 million in fiscal 2012 to ¥22,838 million in fiscal 2013. For information regarding the impairment of investments in securities, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates” and Note 9 of “Item 18. Financial Statements.”

Foreign currency transaction loss (gain), net

We recognized a foreign currency transaction net loss in the amount of ¥488 million in fiscal 2013. In contrast, we recognized a foreign currency transaction net gain in the amount of ¥218 million in fiscal 2012. For information on the impact of foreign currency fluctuations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Equity in net income of affiliates

Equity in net income of affiliates increased in fiscal 2013 to ¥14,037 million compared to ¥1,972 million in fiscal 2012. In fiscal 2012, a write-down was recorded for the investment in the equity-method affiliate Monex Group, Inc. In fiscal 2013, the recorded gain was mainly due to contributions from equity-method affiliates in Japan. Net loss from joint ventures in Japan was ¥276 million improved from a net loss of ¥1,295 million in fiscal 2012. The number of residential condominiums delivered through joint ventures in Japan decreased to 519 units in fiscal 2013 from 785 units in fiscal 2012, however, gains from some real estate investment properties contributed to the profit improvement or these joint ventures.

For discussion of investment in affiliates, see Note 12 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and affiliates and liquidation losses, net

Gains on sales of subsidiaries and affiliates and liquidation losses, net increased to ¥7,883 million in fiscal 2013 as compared to ¥3,317 million in fiscal 2012. A gain on sales of an equity-method affiliate that owns real estate such as rental condominiums was recorded in fiscal 2012 and a gain from the remeasurement to fair value of the previously held equity interest as a result of the step acquisition of the interest in ORIX Credit Corporation was recorded in fiscal 2013.

Provision for income taxes

Provision for income taxes in fiscal 2013 was ¥53,656 million, compared to ¥45,475 million in fiscal 2012. The increase of ¥8,181 million was primarily due to higher income before income taxes and discontinued operations.

For discussion of income taxes, see Note 16 in “Item 18. Financial Statements.”

Discontinued operations

We apply ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes operating results of any component of an entity with its own identifiable operations and cash flow and in which operations we will not have significant continuing involvement. Income from discontinued operations, net refers to net income from the sale or disposal by sale of subsidiaries, business units and real estate under operating leases in which we no longer have significant continuing involvement. Discontinued operations, net of applicable tax effect, decreased 88% compared to fiscal 2012 to ¥196 million in fiscal 2013 primarily due to a decrease of net income from subsidiaries sold.

For discussion of discontinued operations, see Note 26 of “Item 18. Financial Statements.”

Net income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. In fiscal 2013, net income attributable to the noncontrolling interests was ¥3,164 million.

Net income attributable to the redeemable noncontrolling interests

Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. In fiscal 2013, net income attributable to the redeemable noncontrolling interests increased 46% year on year to ¥3,985 million.

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

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues(1):
Corporate Financial Services	¥72,449	¥72,463	¥14	0
Maintenance Leasing	231,951	238,316	6,365	3
Real Estate	222,631	215,212	(7,419)	(3)
Investment and Operation	73,293	121,933	48,640	66
Retail	160,071	188,695	28,624	18
Overseas Business	187,240	202,516	15,276	8

Segment Total	947,635	1,039,135	91,500	10

Difference between Segment Total and Consolidated Amounts	23,186	26,503	3,317	14

Consolidated Amounts	¥970,821	¥1,065,638	¥94,817	10

(1)	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits(1):
Corporate Financial Services	¥21,532	¥24,754	¥3,222	15
Maintenance Leasing	34,710	36,091	1,381	4
Real Estate	1,349	5,582	4,233	314
Investment and Operation	15,983	34,937	18,954	119
Retail	19,352	43,209	23,857	123
Overseas Business	49,768	52,756	2,988	6

Segment Total	142,694	197,329	54,635	38

Difference between Segment Total and Consolidated Amounts	(12,938)	(24,811)	(11,873)	—

Consolidated Amounts	¥129,756	¥172,518	¥42,762	33

(1)

We evaluate the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥898,776	¥892,738	¥(6,038)	(1)
Maintenance Leasing	537,782	599,075	61,293	11
Real Estate	1,369,220	1,111,810	(257,410)	(19)
Investment and Operation	471,145	416,569	(54,576)	(12)
Retail	1,738,454	1,970,972	232,518	13
Overseas Business	986,762	1,211,500	224,738	23

Segment Total	6,002,139	6,202,664	200,525	3

Difference between Segment Total and Consolidated Amounts	2,330,691	2,237,046	(93,645)	(4)

Consolidated Amounts	¥8,332,830	¥8,439,710	¥106,880	1

Corporate Financial Services Segment

This segment is involved in lending, leasing and the commission business for the sale of financial products.

Segment assets remained relatively flat year on year at ¥892,738 million, as an increase in investment in direct financing leases offset a decrease in the balance of installment loans.

Installment loan revenues decreased in line with a decrease in the average balance of installment loans despite a steady trend in new business volume. Meanwhile, direct financing lease revenues remained robust, backed by solid new transaction volume and an increase in the average balance. As a result, segment revenues remained relatively flat compared to fiscal 2012 at ¥72,463 million.

Segment expenses decreased compared to fiscal 2012, due to a decrease in provision for doubtful receivables and probable loan losses.

As a result of the foregoing, segment profits increased 15% to ¥24,754 million compared to ¥21,532 million during fiscal 2012.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

Production by Japanese companies improved during the fiscal year and continues to make a moderate recovery. Segment revenues remained stable due to ORIX’s ability to provide customers with high value-added services that meet corporate customers’ cost reduction needs.

Segment revenues increased 3% to ¥238,316 million compared to ¥231,951 million during fiscal 2012 due to solid revenues from operating leases. Meanwhile, segment expenses increased as a result of an increase in costs of operating leases in line with increased investment in operating leases, despite a decrease in selling, general and administrative expenses compared to fiscal 2012.

As a result of the foregoing, segment profits increased 4% to ¥36,091 million compared to ¥34,710 million during fiscal 2012.

Segment assets increased 11% compared to March 31, 2012, to ¥599,075 million due to an increase in investment in operating leases.

Real Estate Segment

This segment consists of real estate development, rental and financing; facility operation; REIT asset management; and real estate investment advisory services.

The office building market in Japan is showing signs of recovery. The vacancy ratio is falling below its peak and rent levels appear to be bottoming out. The real estate market is once again attracting attention, and in March 2013, J-REITs set a new market cap record, exceeding their peak level. However, the number of condominiums delivered decreased to 1,416 units from 2,180 units during fiscal 2012.

Segment revenues decreased 3% to ¥215,212 million compared to ¥222,631 million during fiscal 2012 due to increases in revenues from the facility operating business and gains on sales of real estate under operating leases, not fully offsetting a decrease in real estate sales revenues, which resulted from a drop in the delivery of condominium units.

Segment expenses decreased compared to fiscal 2012 due to a significant decrease in costs of real estate sales and interest expense, despite increases in operating business expenses and write-downs of securities.

As a result of the foregoing, segment profits increased 314% to ¥5,582 million compared to ¥1,349 million during fiscal 2012.

Segment assets decreased 19% compared to March 31, 2012, to ¥1,111,810 million due to sales of real estate under operating leases, as well as decreases in installment loans and investment in securities.

Investment and Operation Segment

This segment consists of environment and energy-related business, loan servicing, and principal investment.

In the environment business in Japan, following the introduction of a renewable energy feed-in tariff program, an increasing number of companies from various industries have been entering into power generation through ventures such as mega solar projects. There have been signs of improvement in the investment market, with the number of IPOs beginning to increase after years of decline since 2006, and with initial IPO prices of many companies exceeding the offer prices.

Segment revenues increased 66% to ¥121,933 million compared to ¥73,293 million during fiscal 2012 due to gains on sales of Aozora Bank shares, an increase in revenues from large collections in the servicing business, and recognition of revenues from Kawachiya Corporation and KINREI CORPORATION, which ORIX acquired during the three-month periods ended March 31, 2012 and June 30, 2012, respectively.

Similarly, segment expenses increased compared to fiscal 2012 due to increases in costs relating to the aforementioned consolidated subsidiaries.

As a result of the foregoing, segment profits increased 119% to ¥34,937 million compared to ¥15,983 million during fiscal 2012.

Segment assets decreased 12% compared to March 31, 2012 to ¥416,569 million due to decreases in investment in securities and installment loans.

Retail Segment

This segment consists of the life insurance operations, the banking business and the card loan business.

Segment revenues increased 18% to ¥188,695 million compared to ¥160,071 million during fiscal 2012 due to an increase in installment loan revenues as a result of consolidation of ORIX Credit Corporation, and steady growth in life insurance premiums from an increase in the number of policies in force.

Segment expenses increased due to an increase in selling, general and administrative expenses as a result of consolidation of ORIX Credit Corporation, as well as an increase in insurance related expenses.

Segment profits increased 123% to ¥43,209 million compared to ¥19,352 million during fiscal 2012 due to gains associated with the consolidation of ORIX Credit Corporation and the absence in fiscal 2013 of a write-down that was recognized for investment in equity-method affiliate Monex Group, Inc. during fiscal 2012.

Segment assets increased 13% compared to March 31, 2012 to ¥1,970,972 million, mainly due to an increase in installment loans as a result of consolidation of ORIX Credit Corporation.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

The U.S. economy is slowly improving, as consumer spending and the residential property market make a gradual recovery. Meanwhile, although there are signs of an economic slowdown in China and India, countries in Southeast Asia such as Indonesia continue to maintain relatively high growth.

Segment revenues increased 8% to ¥202,516 million compared to ¥187,240 million in fiscal 2012 as a result of strong growth in direct financing leases in Asia and automobile and aircraft operating leases, as well as an increase in fee revenues in the United States, compared to fiscal 2012, despite a decrease in gains on sales of investment securities in the United States.

Segment expenses increased compared to fiscal 2012 due to an increase in selling, general and administrative expenses, despite decreases in write-downs of securities and provision for doubtful receivables and probable loan losses.

As a result of the foregoing, segment profits increased 6% to ¥52,756 million compared to ¥49,768 million during fiscal 2012.

Segment assets increased 23% compared to March 31, 2012 to ¥1,211,500 million due to increases in investment in operating leases, including aircraft, and investment in direct financing leases in Asia, in addition to the effect of yen depreciation.

YEAR ENDED MARCH 31, 2012 COMPARED TO YEAR ENDED MARCH 31, 2011

Performance Summary

Financial Results

		Year ended March 31,		Change
		2011(3)	2012(3)	Amount	Percent (%)
		(Millions of yen, except ratios, per share data and percentages)
	Total revenues	¥941,006	¥970,821	¥29,815	3
	Total expenses	869,379	846,354	(23,025)	(3)
	Income before Income Taxes and Discontinued Operations	89,632	129,756	40,124	45
	Net Income Attributable to ORIX Corporation Shareholders	66,021	83,509	17,488	26
Earnings per share(4)	(Basic)	61.42	77.68	16.26	26
	(Diluted)	51.83	65.03	13.20	25
	ROE(1)	5.1	6.2	1.1	—
	ROA(2)	0.81	0.99	0.18	—

(1)	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
(2)	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balance.
(3)

Certain amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

(4)

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The per share data has been adjusted retrospectively to reflect the stock split for all periods presented.

Total revenues for fiscal 2012 increased 3% to ¥970,821 million compared to ¥941,006 million during the previous fiscal year. Interest on loans and investment securities decreased compared to the previous fiscal year in line with a decrease in the balance of installment loans. Gains on sales of real estate under operating leases decreased compared to the previous fiscal year due to the absence of the sale of a large-scale logistics facility that was recorded during the previous fiscal year. However, operating lease revenues increased compared to the previous fiscal year primarily due to an increase in aircraft operating lease revenues in the Overseas Business segment as well as from increased revenues from re-leased automobiles. Life insurance premiums and related investment income increased compared to the previous fiscal year due to strong sales of medical and cancer insurance to retail customers.

Total expenses for fiscal 2012 decreased 3% to ¥846,354 million compared to ¥869,379 million during the previous fiscal year. Both interest expenses and provisions for doubtful receivables and probable loan losses decreased compared to the previous fiscal year due to a decrease in the balance of liabilities and a decrease in the amount of nonperforming loans, respectively. In addition, write-downs of securities decreased mainly due to a decrease in write-downs recorded for non-marketable securities compared to the previous fiscal year.

Equity in net income of affiliates decreased 88% to ¥1,972 million compared to ¥16,806 million during the previous fiscal year. A write-down was recorded for the investment in our equity-method affiliate Monex Group, Inc.

As a result of the foregoing, income before income taxes and discontinued operations for fiscal 2012 increased 45% to ¥129,756 million compared to ¥89,632 million during the previous fiscal year, and net income attributable to ORIX Corporation increased 26% to ¥83,509 million compared to ¥66,021 million during the previous fiscal year.

Balance Sheet data

	As of March 31,				Change
	2011(1)		2012(1)		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets	¥8,561,910		¥8,332,830		¥(229,080)		(3)
(Segment assets)	6,142,818		6,002,139		(140,679)		(2)
Total Liabilities	7,199,739		6,874,726		(325,013)		(5)
(Long- and short-term debt)	5,009,901		4,725,453		(284,448)		(6)
(Deposits)	1,065,175		1,103,514		38,339		4
ORIX Corporation Shareholders’ Equity	1,306,582		1,380,736		74,154		6
ORIX Corporation Shareholders’ Equity per share(2)	1,215.44		1,284.15		68.71		6
ORIX Corporation Shareholders’ Equity ratio(3)	15.3%		16.6%		1.3%		—
Adjusted ORIX Corporation Shareholders’ equity ratio(4)	17.6%		18.8%		1.2%		—
D/E ratio (Debt-to-equity ratio) (Long- and short-term debt (excluding deposits) / ORIX Corporation Shareholders’ equity)	3.8	x	3.4	x	(0.4	)x	—
Adjusted D/E ratio(4)	3.0	x	2.8	x	(0.2	)x	—

(1)

Certain amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

(2)

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The per share data has been adjusted retrospectively to reflect the stock split for all periods presented.

(3)	ORIX Corporation Shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation Shareholders’ equity to total assets.
(4)

Adjusted ORIX Corporation Shareholders’ equity ratio and Adjusted D/E ratio are non-GAAP financial measures presented on an adjusted basis which excludes the effect of consolidating certain VIEs on our assets or liabilities and reverses the cumulative effect on our retained earnings of such consolidation, which resulted from applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010. For a discussion of these and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP financial measures, please see “Non-GAAP Financial Measures” under this Item 5.

Total assets as of March 31, 2012 decreased 3% to ¥8,332,830 million from ¥8,561,910 million as of March 31, 2011. Investment in direct financing leases increased due to the acquisition of Kyuko-Lease Inc. However, installment loans decreased due to selective new loan origination continuing from the previous fiscal year. Also, investment in securities decreased due to a decrease in trading securities overseas and specified bonds in Japan, and investment in affiliates decreased due to the recognition of a write-down. Segment assets decreased 2% compared to March 31, 2011, to ¥6,002,139 million.

The balance of interest-bearing liabilities is controlled at an appropriate level in light of assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long- and short-term debt decreased compared to March 31, 2011.

ORIX Corporation Shareholders’ equity increased 6% compared to March 31, 2011 to ¥1,380,736 million primarily due to an increase in retained earnings.

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

In Japan, the balance of direct financing leases increased primarily due to the acquisition of Kyuko-Lease Inc and an increased large volume of smaller leasing transactions. Overseas, the balance of direct financing leases increased primarily due to the consolidation of an automobile-related service company in India and new equipment acquisitions overseas, with a focus on Asia in fiscal 2012 compared to fiscal 2011.

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

Investment in direct financing leases as of March 31, 2012 increased 8% to ¥900,886 million compared to March 31, 2011 due to the increases in new equipment described above.

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

	As of March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases by category:
Transportation equipment	¥302,080	¥318,364	¥16,284	5
Industrial equipment	117,915	133,667	15,752	13
Electronics	123,856	135,294	11,438	9
Information-related and office equipment	79,006	85,060	6,054	8
Commercial services equipment	57,286	62,339	5,053	9
Other equipment	150,710	166,162	15,452	10

Total	¥830,853	¥900,886	¥70,033	8

Operating leases

	As of and for the year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥269,793	¥287,202	¥17,409	6
Japan	218,805	229,617	10,812	5
Overseas	50,988	57,585	6,597	13
Costs of operating leases	179,792	184,156	4,364	2
New equipment acquisitions	297,954	246,822	(51,132)	(17)
Japan	210,803	197,124	(13,679)	(6)
Overseas	87,151	49,698	(37,453)	(43)
Investment in operating leases	1,270,295	1,309,998	39,703	3
Japan	1,096,689	1,140,247	43,558	4
Overseas	173,606	169,751	(3,855)	(2)

Revenues from operating leases for fiscal 2012 increased 6% to ¥287,202 million compared to fiscal 2011. In Japan, operating lease revenues increased mainly due to an increase in revenue from re-leased automobiles in automobile operations and an increase in revenues from real estate leasing. Overseas, operating lease revenues increased mainly due to an increase in aircraft leasing. In fiscal 2011 and 2012, gains from the disposition of operating lease assets other than real estate, which were included in operating lease revenues, were ¥9,968 million and ¥14,721 million, respectively.

Costs of operating leases increased 2% to ¥184,156 million compared to fiscal 2011 due to an increase in depreciation expenses resulting from a year on year increase in the average monthly balance of investment in operating leases.

New equipment acquisitions related to operating leases decreased 17% to ¥246,822 million compared to fiscal 2011. New equipment acquisitions by operations in Japan decreased as a result of a decrease in the purchase of real estate, despite an increase in measuring and information-related equipment, and new equipment acquisitions by operations overseas decreased due to a decrease in aircraft purchases.

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

Interest on installment loans decreased 13% compared to fiscal 2011 to ¥132,719 million in fiscal 2012. In Japan, interest on installment loans decreased 7% compared to fiscal 2011 due to the balance of installment loans decreasing, as mentioned above. Overseas, interest on installment loans decreased 19% in fiscal 2012 due to the appreciation of the yen in addition to the decrease in the balance of loans, as mentioned above.

The average interest rate earned on loans in Japan, calculated on the basis of quarterly balances, increased to 3.66% in fiscal 2012 from 3.59% in fiscal 2011. The average interest rate earned on overseas loans, calculated on the basis of quarterly balances increased to 7.40% in fiscal 2012 from 7.30% in fiscal 2011.

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

(1)

Average balances are calculated on the basis of fiscal beginning balance and fiscal quarter-end balances. The application of the accounting standards starting in fiscal 2011 relating to the consolidation of VIEs is included in the fiscal beginning balance.

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

Loans not individually evaluated for impairment

	As of March 31,
	2011	2012
	(Millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥10,037	¥8,604
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.38%	0.35%
Provision (reversal) as a percentage of average balance of installment loans not individually evaluated for impairment(1)	0.12%	(0.20)%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥35,626	¥28,329
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.33%	1.14%

(1)

Average balances are calculated on the basis of fiscal beginning balance and fiscal quarter-end balances. The application of the accounting standards starting in fiscal 2011 relating to the consolidation of VIEs is included in the fiscal beginning balance.

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

Loans individually evaluated for impairment

	As of March 31,
	2011	2012
	(Millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥312,031	¥293,774
Effect of the application of the accounting standards for the consolidation of VIEs(1)	52,335	58,029
Impaired loans requiring an allowance	243,749	218,938
Effect of the application of the accounting standards for the consolidation of VIEs(1)	50,155	34,494
Allowance for loans individually evaluated for impairment(2)	97,323	91,407
Effect of the application of the accounting standards for the consolidation of VIEs(1)	19,343	15,267

(1)

These are the ending balances attributable to VIEs which were newly consolidated at the beginning of fiscal 2011 due to the application of the accounting standards for consolidation of VIEs under ASU 2009-16 and ASU 2009-17.

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

	As of March 31,
	2011	2012
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan	¥8,306	¥8,979
Corporate borrowers in Japan
Real estate companies	91,934	72,038
Non-recourse loans	21,418	44,148
Commercial, industrial and other companies	87,394	77,277

Subtotal	200,746	193,463

Overseas
Non-recourse loans	51,611	38,809
Other	14,683	17,616

Subtotal	66,294	56,425

Purchased loans	36,685	34,907

Total	¥312,031	¥293,774

Provision for doubtful receivables and probable loan losses

We make provision for doubtful receivables and probable loan losses for direct financing leases and installment loans.

	As of March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥157,523	¥154,150	¥(3,373)	(2)
Direct financing leases	23,969	21,201	(2,768)	(12)
Loans not individually evaluated for impairment	33,299	35,626	2,327	7
Loans individually evaluated for impairment	100,255	97,323	(2,932)	(3)
Effect of the application of the accounting standards for the consolidation of VIEs(1)	32,181	—	—	—
Direct financing leases	158	—	—	—
Loans not individually evaluated for impairment	3,799	—	—	—
Loans individually evaluated for impairment	28,224	—	—	—
Beginning balance after the application of the new accounting standards	189,704	154,150	(35,554)	(19)
Direct financing leases	24,127	21,201	(2,926)	(12)
Loans not individually evaluated for impairment	37,098	35,626	(1,472)	(4)
Loans individually evaluated for impairment	128,479	97,323	(31,156)	(24)
Provision charged to income	31,065	19,186	(11,879)	(38)
Direct financing leases	4,322	2,568	(1,754)	(41)
Loans not individually evaluated for impairment	3,455	(4,978)	(8,433)	—
Loans individually evaluated for impairment	23,288	21,596	(1,692)	(7)
Charge-offs (net)	(61,654)	(36,259)	25,395	(41)
Direct financing leases	(7,505)	(6,783)	722	(10)
Loans not individually evaluated for impairment	(4,090)	(2,190)	1,900	(46)
Loans individually evaluated for impairment	(50,059)	(27,286)	22,773	(45)
Other(2)	(4,965)	(489)	4,476	(90)
Direct financing leases	257	(134)	(391)	—
Loans not individually evaluated for impairment	(837)	(129)	708	(85)
Loans individually evaluated for impairment	(4,385)	(226)	4,159	(95)
Ending balance	154,150	136,588	(17,562)	(11)
Direct financing leases	21,201	16,852	(4,349)	(21)
Loans not individually evaluated for impairment	35,626	28,329	(7,297)	(20)
Loans individually evaluated for impairment	97,323	91,407	(5,916)	(6)

(1)	This effect results from our application of the accounting standards for consolidation of VIEs under ASU 2009-16 and 2009-17, effective April 2010.
(2)	Other includes foreign currency translation adjustments, amounts reclassified to discontinued operations and decrease in allowance related to sales of subsidiaries.

Investment Securities

	As of and for the year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment securities(1):
Interest on investment securities	¥17,690	¥15,169	¥(2,521)	(14)
Japan	11,067	9,576	(1,491)	(13)
Overseas	6,623	5,593	(1,030)	(16)
New securities added	791,054	699,709	(91,345)	(12)
Japan	757,816	626,183	(131,633)	(17)
Overseas	33,238	73,526	40,288	121
Investment in securities	1,175,381	1,147,390	(27,991)	(2)
Japan	992,871	974,536	(18,335)	(2)
Overseas	182,510	172,854	(9,656)	(5)

(1)

The balance of investment in securities related to our life insurance operations are included in investment in securities in the consolidated balance sheet; however, income and losses on these investment in securities are recorded in life insurance premiums and related investment income in the consolidated statements of income.

Interest on investment securities other than those held in connection with our life insurance operations in Japan decreased 13% to ¥9,576 million in fiscal 2012 compared to fiscal 2011 primarily due to a lower average balance of bonds, such as specified bonds issued by SPEs in Japan, because of stringent selection of new transactions and enhanced collection efforts. Overseas interest on investment securities also decreased 16% to ¥5,593 million in fiscal 2012 compared to fiscal 2011 primarily due to decreased balances of CMBS and RMBS in the U.S. and the foreign exchange effects of an appreciated yen. The average interest rate earned on investment securities in Japan, calculated on a monthly basis, was 1.88% in fiscal 2012 compared to 2.20% in fiscal 2011. The average interest rate earned on overseas investment securities, calculated on a monthly basis, declined to 6.32% in fiscal 2012 compared to 6.54% in fiscal 2011.

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

Investments in trading securities decreased to ¥12,817 million in fiscal 2012 primarily due to the sale of municipal bonds in the U.S. Investments in available-for-sale securities remained flat in fiscal 2012 primarily due to decreased balances of debt securities such as specified bonds issued by SPEs in Japan and increased balances of government and municipal bonds. As of March 31, 2012, CMBS and RMBS in available-for-sale securities in the U.S. were ¥31,024 million as compared to ¥37,772 million as of March 31, 2011. Our life insurance business invests in Japanese government bonds as held-to-maturity securities. Other securities increased 16% in fiscal 2012 mainly due to an increased new execution of investments in a life insurance company in South Korea.

For further information on investment in securities, see Note 9 of “Item 18. Financial Statements.”

	Year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Brokerage commissions and net gains on investment securities:
Brokerage commissions	¥119	¥24	¥(95)	(80)
Net gains on investment securities(1)	15,116	24,894	9,778	65
Dividend income	4,344	4,419	75	2

Total	¥19,579	¥29,337	¥9,758	50

(1)	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in the consolidated statements of income.

Brokerage commissions and net gains on investment securities increased 50% to ¥29,337 million in fiscal 2012, compared to fiscal 2011. Our brokerage commissions decreased 80% primarily due to a decrease in revenues from the securities operations. Net gains on investment securities increased 65% to ¥24,894 million in fiscal 2012, compared to fiscal 2011, primarily due to an increase of net gains on domestic available-for-sale securities resulting from recovery of the financial and capital markets in Japan. Dividend income increased 2% to ¥4,419 million in fiscal 2012 compared to fiscal 2011.

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

	Year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥107,860	¥116,836	¥8,976	8
Life insurance-related investment income	10,343	11,375	1,032	10

Total	¥118,203	¥128,211	¥10,008	8

Life insurance costs	¥89,382	¥93,421	¥4,039	5

The amounts of life insurance costs for fiscal 2011 and 2012 have been adjusted retrospectively due to the adoption of Accounting Standards Update 2010-26.

	Year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net income on investment securities	¥6,347	¥5,786	¥(561)	(9)
Interest on loans, income on real estate under operating leases, and others	3,996	5,589	1,593	40

Total	¥10,343	¥11,375	¥1,032	10

Life insurance premiums and related investment income increased 8% to ¥128,211 million in fiscal 2012 compared to fiscal 2011.

Life insurance premiums increased 8% to ¥116,836 million in fiscal 2012 compared to fiscal 2011 due to an increase in contracts for new products.

Net income on investment securities decreased primarily due to losses on sales of investment securities, while income on real estate under operating leases increased due to gains on sales of real estate. As a result, life insurance-related investment income increased 10% to ¥11,375 million in fiscal 2012 compared to fiscal 2011.

Life insurance costs increased 5% to ¥93,421 million in fiscal 2012 compared to fiscal 2011.

The margin ratio, which is calculated by dividing the difference between life insurance premiums and life insurance costs by life insurance premiums, expanded to 20% in fiscal 2012 compared to 17% in fiscal 2011.

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

Gains on sales of real estate under operating leases decreased 57% year on year to ¥2,215 million in fiscal 2012, mainly due to a decrease in profits from the sale of real estate in Japan.

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

Other operations

	As of and for the year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Other operations:
Other operating revenues	¥252,444	¥264,005	¥11,561	5
Japan	187,196	198,520	11,324	6
Overseas	65,248	65,485	237	0
Other operating expenses	147,049	152,827	5,778	4
New assets added	40,763	37,876	(2,887)	(7)
Japan	40,763	36,548	(4,215)	(10)
Overseas	—	1,328	1,328	—
Other operating assets	219,057	206,109	(12,948)	(6)
Japan	204,369	189,293	(15,076)	(7)
Overseas	14,688	16,816	2,128	14

Other operating revenues were up 5% year on year to ¥264,005 million. In Japan, revenues were up 6% to ¥198,520 million compared to ¥187,196 million in fiscal 2011, mainly due to an increase in earnings of hotels and nursing facilities and an increase of commissions on life insurance agencies. Overseas, revenues were broadly flat to ¥65,485 million compared to ¥65,248 million in fiscal 2011.

Other operating expenses were up 4% year on year to ¥152,827 million resulting from the recognition of expenses from hotels and nursing facilities, corresponding to the increase in other operating revenues.

New assets added for other operating transactions were down 7% to ¥37,876 million in fiscal 2012 due to a decrease in the number of condominiums completed. New assets added for other operating transactions include other operating assets and real estate for sale, such as residential condominiums.

Other operating assets decreased 6% to ¥206,109 million in fiscal 2012.

Expenses

Interest expense

Interest expense decreased 10% to ¥110,334 million compared to fiscal 2011. Our total outstanding short-term debt, long-term debt and deposits decreased 4% to ¥5,828,967 million compared to fiscal 2011.

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

Selling, general and administrative expenses

	Year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥129,987	¥126,089	¥(3,898)	(3)
Selling expenses	19,273	20,834	1,561	8
Administrative expenses	49,929	45,326	(4,603)	(9)
Depreciation of office facilities	2,857	3,228	371	13

Total	¥202,046	¥195,477	¥(6,569)	(3)

Employee salaries and other personnel expenses accounted for 65% of selling, general and administrative expenses in fiscal 2012, and the remaining portion consists of selling and other general and administrative expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2012 decreased 3% year on year.

Write-downs of long-lived assets

As a result of the impairment reviews we performed during fiscal 2012 for long-lived assets in Japan and overseas, such as golf courses, office buildings, commercial facilities, condominiums, and undeveloped land or land under construction, we recorded write-downs totaling ¥20,246 million in fiscal 2012, these write-downs remaining flat year on year. These write-downs are reflected as write-downs of long-lived assets and income from discontinued operations, net. ¥15,167 million is reflected as write-downs of long-lived assets in our consolidated statement of income. These write-downs consist of impairment losses of ¥1,660 million on 20 office buildings, ¥385 million on seven commercial facilities other than office buildings, ¥1,377 million on 30 condominiums, ¥9,203 million on eight undeveloped plots or plots under construction, and ¥7,621 million on 27 other assets, because the assets were classified as held for sale or the carrying amounts exceeded the estimated undiscounted future cash flows.

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

Foreign currency transaction loss (gain), net

We recognized a foreign currency transaction net gain in the amount of ¥218 million in fiscal 2012. Also, we recognized a foreign currency transaction net gain in the amount of ¥160 million in fiscal 2011. For information on the impact of foreign currency fluctuations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

Provision for income taxes

Provision for income taxes in fiscal 2012 was ¥45,475 million, compared to ¥24,673 million in fiscal 2011. The increase of ¥20,802 million was primarily due to higher income before income taxes and discontinued operations.

For discussion of income taxes, see Note 16 in “Item 18. Financial Statements.”

Discontinued operations

We apply ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes operating results of any component of an entity with its own identifiable operations and cash flow and in which operations we will not have significant continuing involvement. Income from discontinued operations, net refers to net income from the sale or disposal by sale of subsidiaries, business units and real estate under operating leases in which we no longer have significant continuing involvement. Discontinued operations, net of applicable tax effect, decreased 75% compared to fiscal 2011 to ¥1,620 million in fiscal 2012 primarily due to lower gains on sales of real estate under operating leases in Japan.

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

	Year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues(1):
Corporate Financial Services	¥79,305	¥72,449	¥(6,856)	(9)
Maintenance Leasing	225,830	231,951	6,121	3
Real Estate	217,590	222,631	5,041	2
Investment and Operation	89,595	73,293	(16,302)	(18)
Retail	148,768	160,071	11,303	8
Overseas Business	176,875	187,240	10,365	6

Segment Total	937,963	947,635	9,672	1

Difference between Segment Total and Consolidated Amounts	3,043	23,186	20,143	662

Consolidated Amounts	¥941,006	¥970,821	¥29,815	3

(1) Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits(1):
Corporate Financial Services	¥10,035	¥21,532	¥11,497	115
Maintenance Leasing	26,203	34,710	8,507	32
Real Estate	54	1,349	1,295	—
Investment and Operation	13,212	15,983	2,771	21
Retail	21,811	19,352	(2,459)	(11)
Overseas Business	45,639	49,768	4,129	9

Segment Total	116,954	142,694	25,740	22

Difference between Segment Total and Consolidated Amounts	(27,322)	(12,938)	14,384	—

Consolidated Amounts	¥89,632	¥129,756	¥40,124	45

(1)      We evaluate the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2011	2012	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥968,327	¥898,776	¥(69,551)	(7)
Maintenance Leasing	502,738	537,782	35,044	7
Real Estate	1,539,814	1,369,220	(170,594)	(11)
Investment and Operation	506,011	471,145	(34,866)	(7)
Retail	1,653,704	1,738,454	84,750	5
Overseas Business	972,224	986,762	14,538	1

Segment Total	6,142,818	6,002,139	(140,679)	(2)

Difference between Segment Total and Consolidated Amounts	2,419,092	2,330,691	(88,401)	(4)

Consolidated Amounts	¥8,561,910	¥8,332,830	¥(229,080)	(3)

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

Capital expenditures by domestic corporations are gradually recovering from the post Great East Japan Earthquake decline. Although the business environment is not optimistic, Maintenance Leasing segment revenue has remained stable due to ORIX’s ability to provide customers with high value-added services that meet corporate customers’ cost reduction needs.

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

As a result of the foregoing, segment revenue increased 8% to ¥160,071 million during fiscal 2012 compared to ¥148,768 million during the previous fiscal year. However, the recognition of a write-down on the investment in the equity-method affiliate Monex Group, Inc. in addition to an increase in segment expenses, including insurance-related expenses and selling, general and administrative expenses resulted in segment profit decreasing 11% to ¥19,352 million during fiscal 2012 compared to ¥21,811 million during the previous fiscal year.

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

LIQUIDITY AND CAPITAL RESOURCES

Funding Activities

We require capital resources for working capital and investment and lending in our businesses. We accordingly prioritize funding stability, maintaining adequate liquidity, and reducing capital costs. We formulate and execute on funding policies that are resilient to sudden deterioration in financial markets, and then conduct funding activities in accordance with actual transitions in our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure in light of projected cash flows, asset liquidity and our own liquidity situation. In implementation, we adjust our funding plan based on changes in the external funding environment and our funding needs in light of our business activities, and endeavor to maintain flexibility in our funding activities.

In our funding activities during fiscal 2013, we have tried to reinforce our funding structure by diversifying our funding resources, promoting longer maturities, staggering redemption dates and maintaining sufficient liquidity. In fiscal 2013, we also implemented various international funding activities, such as our first bond offering in Thailand and international bond marketing outside Japan. Additionally we developed our domestic capital resources through various activities such as distributing foreign currency denominated medium term notes (“MTNs”) in the Japanese capital market. We also have enhanced our use of longer maturities, employed staggered interest and principal repayment dates and endeavored to reduce risk in refinancing by leveling out annual redemption amount both in borrowing from financial institutions and bonds. As of March 31, 2013, the total balance of cash and cash equivalents and unused committed credit facilities was ¥1,265,826 million. The balance of these liquidity resources equals approximately 295% of our short-term marketable liabilities, namely bonds and MTNs maturing within one year and commercial paper (“CP”). We maintain adequate levels of liquidity and monitor liquidity risk to minimize the effect on us of sudden market deteriorations and to enable us sustain our operations.

As a result of these initiatives our ratio of long-term debt to total debt (excluding deposits) reached 91% as of March 31, 2013 and 90% as of March 31, 2012. On an adjusted basis, our ratio of long-term debt to total debt (excluding deposits) was 89% as of March 31, 2013 and 88% as of March 2012. This ratio is a non-GAAP financial measure presented on an adjusted basis, which excludes payables under securitized leases, loan receivables and investment in securities. For a discussion of this and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP measure, see “Non-GAAP Financial Measures” under this Item 5.

For more information regarding our liquidity risk management, see “Risk Management” under this Item 5.

Group Liquidity Management

ORIX is primarily responsible for accessing liquidity for the ORIX Group and for managing the allocation of liquidity to subsidiaries. In managing our capital resources and controlling liquidity risk, we employ various measures, including a cash management system for supplying funds to, and receiving funds from, our major domestic subsidiaries, other than regulated subsidiaries like ORIX Bank Corporation (“ORIX Bank”) and ORIX Life Insurance Corporation (“ORIX Life Insurance”). Our overseas subsidiaries rely primarily on local sources of funding such as borrowings from local financial institutions and issuing bonds in local capital markets, but they may also obtain loans from ORIX depending on local market and business conditions, including local regulations such as those imposed on capital inflows. We also support liquidity in overseas subsidiaries by establishing local commitment lines and maintaining a multi-currency commitment line available to ORIX and some of its overseas subsidiaries.

ORIX Bank and ORIX Life Insurance are our main regulated subsidiaries in terms of liquidity controls, although several other subsidiaries also operate under such regulations. ORIX Bank and ORIX Life Insurance are regulated by Japanese financial authorities. Under relevant regulations, each of them employs prescribed measures to monitor liquidity risk at the entity level and maintains internal policies to manage its portfolios and capital resources on a standalone basis. Each of these subsidiaries met the relevant regulatory threshold relating to measures for monitoring its liquidity risk as of March 31, 2013.

ORIX Bank raises the majority of the funds it needs to operate its business through deposit taking. Although ORIX Bank provides loans to several of our domestic subsidiaries in the ordinary course of its business, such loans are subject to a maximum limit set by the Japanese Banking Act. Under such regulations, ORIX Bank may not make loans to other members of the ORIX Group in an aggregate amount exceeding a regulatory limit. ORIX Life Insurance underwrites insurance, receives insurance premiums from policyholders, and conducts financing and investment activities, including lending. Lending from ORIX Life Insurance to the ORIX Group is subject to regulation, including under the Japanese Insurance Business Act. For these reasons, the ORIX Group manages its liquidity separately from ORIX Bank and ORIX Life Insurance.

Ratings

As of the date of this filing, Standard & Poor’s has assigned an “A-” as our counterparty credit rating, Moody’s has assigned a “Baa2” as our long-term issuer rating, and Rating and Investment Information, Inc. (R&I) has assigned an “A” as our issuer rating.

Sources of Liquidity

Borrowings from Financial Institutions

ORIX Group borrows from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2013, the number of our lenders exceeded 200. We have promoted regular face-to-face communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. As of March 31, 2012 and March 31, 2013, short-term debt from Japanese and foreign financial institutions was ¥275,580 million and ¥268,588 million, respectively, while long-term debt from financial institutions was ¥2,001,727 million and ¥2,099,408 million, respectively.

As is typical in Japan, contracts for borrowings from Japanese banks and insurance companies contain clauses that require us to pledge assets upon request by the lender when it is considered reasonably necessary for the preservation of their claims. In addition, in certain bank loan agreements, the bank is assigned the right to offset deposits with any debt for which payment is due, and, under certain conditions, such as default, the bank has the right to offset all our debt with deposits. Whether or not such provision is applied depends upon the circumstances at that time. As of the time of filing we have not received any such demand from any lender.

Committed Credit Facilities

We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions to secure liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2012 and March 31, 2013 was ¥463,969 million and ¥481,096 million, respectively. Of these figures, the unused amount as of March 31, 2012 and March 31, 2013 was ¥427,435 million and ¥439,530 million, respectively. A part of the facilities are arranged to be drawn down in foreign currencies by ORIX and our subsidiaries.

The decision to enter into a committed credit facility is made based on factors including our balance of cash and repayment schedules of short-term debt such as CP.

Some of these committed credit facility agreements include financial covenants, such as the maintenance of a minimum ORIX Corporation shareholders’ equity ratio. In addition, the majority of our committed credit facilities require the relevant obligor to represent and warrant that there has been, among other things, no material negative change in its financial condition since the date of the agreement. As of March 31, 2013, we were in compliance with all of our financial covenants and have been able to make the necessary representations and warranties concerning our financial condition.

Debt from the Capital Markets

Our debt from capital markets is mainly composed of bonds (including straight bonds and convertible bonds), MTNs, CP, and securitization of leases, loans receivables and investment in securities.

Bonds and MTNs

We regularly issue straight bonds and MTNs domestically and internationally to diversify our funding sources and maintain longer liability maturities. In fiscal 2013, we issued ¥210,000 million of domestic straight bonds in Japan, and THB 2,000 million and KRW67,000 million of notes outside Japan. Domestic straight bond issuances are divided mainly into bonds for institutional investors and bonds for individual investors. As of March 31, 2012 and March 31, 2013, the balance of straight bonds issued by ORIX for domestic institutional investors was ¥392,800 million and ¥308,100 million, respectively, while the balance of straight bonds issued by ORIX for individual investors was ¥564,487 million and ¥664,487 million, respectively. The balance of bonds issued by domestic subsidiaries as of March 31, 2012 and March 31, 2013 was ¥26,012 million and ¥5,756 million, respectively. To accommodate our overseas operations, we have offered U.S. dollar-denominated straight bonds in the U.S. capital markets using our universal shelf registration statement (Form F-3) filed with U.S. SEC during fiscal 2012. The balance of straight bonds and short-term notes issued outside Japan, which includes SEC-registered U.S. dollar-denominated straight bonds, was ¥163,195 million and ¥183,690 million as of March 31, 2012 and March 31, 2013, respectively.

ORIX and three overseas subsidiaries currently are participants in a Multi-Issuer Euro MTN program (the EMTN program) with a maximum issuance limit of $4,000 million. During fiscal 2013 ORIX issued Australian dollar denominated notes under the EMTN program. In addition to the EMTN program, ORIX Group has established other MTN programs in several countries and issues MTNs to meet funding necessities. The total balance of MTNs issued as of March 31, 2012 and March 31, 2013 was ¥60,911 million and ¥58,169 million, respectively, of which MTNs amounting to ¥17,838 million and ¥12,871 million, respectively, were issued by foreign subsidiaries.

In addition, the Company has issued convertible bonds. The balance of convertible bonds as of March 31, 2012 and March 31, 2013 was ¥185,598 million and ¥50,289 million, respectively. Liquid Yield Option Notes, which have an original maturity date on June 14, 2022, was completely redeemed during fiscal 2013. On the other hand, ¥99,679 million of the third series of unsecured convertible bonds was converted during the same period.

We plan to continue to issue straight bonds and MTNs in a balanced manner to institutional and individual investors both inside and outside Japan in line with our strategy of maintaining longer maturities and diversified funding sources.

CP

We offer CP (direct paper) as a direct financing source, and have successfully obtained a diverse range of investors such as investment trusts, life insurance companies, casualty insurance companies and other financial institutions, as well as private corporations. We consider our liquidity levels and spread out the date of issuance and the terms over time so as to avoid significant overlap. The balance of outstanding CP as of March 31, 2012 and March 31, 2013 was ¥180,438 million and ¥151,504 million, respectively.

Securitization

We securitize leases, loan receivables and investment in securities, primarily in Japan. We also invest in CMBS in the United States and elsewhere while acting as a servicer or asset manager for the underlying assets. We recognize liabilities consolidated with such investments as our liabilities when required under applicable accounting standards. The total amount of payables under securitized lease, loan receivables and investment in securities as of March 31, 2012 and March 31, 2013 was ¥874,705 million and ¥679,766 million, respectively.

Deposits

ORIX Bank and ORIX Asia Limited each accept deposits. These deposit taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group are subject to maximum regulatory limits.

The majority of deposits are attributable to ORIX Bank, which attracts both corporate and retail deposits, and which has seen sustained growth in deposits outstanding. Deposit balances of ORIX Bank as of March 31, 2012 and March 31, 2013 were ¥1,060,739 million and ¥1,078,340 million, respectively.

Short-term and long-term debt and deposits

Short-term Debt

	As of March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Short-term debt(1):
Borrowings from financial institutions	¥275,580	¥268,588	¥(6,992)	(3)
Notes	1,955	634	(1,321)	(68)
Commercial paper	180,438	151,504	(28,934)	(16)

Total short-term debt	¥457,973	¥420,726	¥(37,247)	(8)

(1)

The above table includes the following liabilities of consolidated VIEs as of March 31, 2012 and 2013, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries.

	As of March 31,
	2012	2013
	(Millions of yen)
Short-term debt(1):
Borrowings from financial institutions	¥1,233	¥1,710

Short-term debt as of March 31, 2013 was ¥420,726 million, representing 9% of total debt (excluding deposits) as of March 31, 2013, while the ratio was 10% of total debt as of March 31, 2012. As of March 31, 2013, 64% of short-term debt was borrowings from financial institutions.

Long-term debt

	As of March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Long-term debt(2):
Borrowings from financial institutions	¥2,001,727	¥2,099,408	¥97,681	5
Bonds	1,330,137	1,224,191	(105,946)	(8)
Medium-term notes	60,911	58,169	(2,742)	(5)
Payable under securitized lease, loan receivables and investment in securities	874,705	679,766	(194,939)	(22)

Total long-term debt	¥4,267,480	¥4,061,534	¥(205,946)	(5)

(2)

The above table includes the following liabilities of consolidated VIEs as of March 31, 2012 and 2013 for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries.

	As of March 31,
	2012	2013
	(Millions of yen)
Long-term debt(2):
Borrowings from financial institutions	¥139,892	¥126,991
Bonds	25,330	100
Payable under securitized lease, loan receivables and investment in securities	874,705	679,766

Long-term debt as of March 31, 2013 was ¥4,061,534 million, representing 91% of total debt (excluding deposits) as of March 31, 2013, while the ratio was 90% of total debt as of March 31, 2012. Borrowings from financial institutions comprised 52% of the long-term debt as of March 31, 2013.

Approximately 61% of interest paid on long-term debt in fiscal 2013 was fixed rate interest, with the remainder being floating rate interest based mainly on TIBOR or LIBOR.

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

Deposits

	As of March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Deposits(3)	¥1,103,514	¥1,078,587	¥(24,927)	(2)

(3)	VIEs did not have any deposits as of March 31, 2012 and 2013.

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

The use of cash, therefore, is heavily dependent on new business volumes for our operating assets. When new business volumes for such assets as leases and loans increase, we require more cash to meet these requirements, while a decrease in new business volumes results in a reduced use of cash for new assets and an increase in debt repayment.

We have cash inflows from the principal payments received under direct financing leases and installment loans, and proceeds from sales of investment securities and operating lease assets. For cash flow information regarding interest and income tax payments, see Note 4 of “Item 18. Financial Statements.”

Year Ended March 31, 2013 Compared to Year Ended March 31, 2012

Cash and cash equivalents as of March 31, 2013 increased by ¥39,404 million to ¥826,296 million compared to March 31, 2012.

Cash flows from operating activities provided ¥391,304 million in fiscal 2013, up from ¥332,994 million in fiscal 2012, primarily resulting from an increase in net income and a decrease in inventories compared to fiscal 2012, in addition to the non-cash revenue and expense items such as depreciation and amortization, provision for doubtful receivables and probable loan losses, equity in net income of affiliates (excluding interest on loans), write-downs of long-lived assets and write-downs of securities.

Cash flows from investing activities provided ¥105,657 million in fiscal 2013, having provided ¥41,757 million during fiscal 2012. This change was primarily due to an increase in principal collected on installment loans.

Cash flows from financing activities used ¥467,193 million in fiscal 2013, having used ¥318,477 million during fiscal 2012. This change was primarily due to a decrease in proceeds from debt with maturities longer than three months.

Year Ended March 31, 2012 Compared to Year Ended March 31, 2011

Cash and cash equivalents as of March 31, 2012 increased by ¥54,765 million to ¥786,892 million compared to March 31, 2011.

Cash flows from operating activities provided ¥332,994 million in fiscal 2012, up from ¥212,380 million in fiscal 2011, primarily resulting from an increase in net income and a decrease in trading securities compared to fiscal 2011, in addition to the non-cash revenue and expense items such as depreciation and amortization, provision for doubtful receivables and probable loan losses, equity in net income of affiliates (excluding interest on loans), write-downs of long-lived assets and write-downs of securities.

Cash flows from investing activities provided ¥41,757 million in fiscal 2012, having provided ¥251,598 million during fiscal 2011. This change was primarily due to a decrease in principal collected on installment loans.

Cash flows from financing activities used ¥318,477 million in fiscal 2012, having used ¥363,590 million during fiscal 2011. This change was primarily due to a decrease in repayment of debt with maturities longer than three months.

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2013, we had commitments for the purchase of equipment to be leased in the amount of ¥12,117 million. For information on commitments, guarantees and contingent liabilities, see Note 31 of “Item 18. Financial Statements.”

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

In the securitization process, the assets for securitization are sold to SPEs, which issue asset-backed securities to investors. SPEs can be structured to be bankruptcy-remote, and, if structured in this manner (and subject to certain other conditions) the assigned assets used to be removed from the balance sheet. However, from April 1, 2010, we started applying Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)) and Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)), which require us to consolidate many SPEs that had not been previously consolidated. In managing our business, we assume that if we conduct securitization we will be required to consolidate almost all of our SPEs based on the accounting standards.

We expect to continue to utilize SPE structures for securitization of assets. For further information on our securitization transactions, see Note 10 of “Item 18. Financial Statements.”

Investment Products

We provide investment products to our customers that employ a contractual mechanism known in Japan as a kumiai, which is in effect a type of SPE. We arrange and market kumiai products to investors as a means to finance the purchase of aircraft, ships or other large-ticket items to be leased to third parties. A portion of the funds necessary to purchase the item is contributed by such investors, while the remainder is borrowed by the kumiai from one or more financial institutions in the form of a non-recourse loan. The kumiai investors (and any lenders to the kumiai) retain all of the economic risks and rewards in connection with the purchase and leasing activities of the kumiai, and all related gains or losses are recorded on the financial statements of investors in the kumiai. We are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. Fee income for arranging and administering these transactions is recognized in our consolidated financial statements. In most kumiai transactions, excluding some kumiai and SPE, we do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE and, accordingly, their assets are not reflected on our consolidated balance sheet.

Other Financial Transactions

We occasionally enter into loans, equity or other investments in SPEs in connection with finance transactions related to aircraft, ships and real estate, as well as transactions involving investment funds, in addition to real estate purchases and development projects. All transactions involving use of SPE structures are evaluated to determine whether we hold a variable interest that would result in our being defined as the primary beneficiary of the SPE pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”). When we are considered to own the primary beneficial interest in the SPEs, the SPEs are fully consolidated into our consolidated financial statements. In all other circumstances our loan, equity or other investments are recorded on our consolidated balance sheets as appropriate.

See Note 11 of “Item 18. Financial Statements” for further information concerning our SPEs and the effect of ASC 810 on our results of operations or financial position.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

TREND INFORMATION

See the discussion under “—Results of Operations” and “—Liquidity and Capital Resources.”

COMMITMENTS

The table below sets forth the maturities of guarantees and other commitments as of March 31, 2013.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Commitments:
Guarantees	¥400,140	¥45,006	¥115,445	¥78,370	¥161,319
Committed credit lines and other	343,920	63,985	26,998	10,994	241,943

Total commercial commitments	¥744,060	¥108,991	¥142,443	¥89,364	¥403,262

A subsidiary in the United States is authorized to underwrite, originate, fund and service multi-family and senior housing loans without prior approval from the Federal National Mortgage Association (“Fannie Mae”) under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risks or the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥196,162 million as of March 31, 2013.

The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae, including among others, that: the mortgage meets Fannie Mae requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty was breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae for any related losses incurred. The subsidiary had no such repurchase claims during the year ended March 31, 2013.

For a discussion of commitments, guarantee and contingent liabilities, see Note 31 of “Item 18. Financial Statements.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the maturities of contractual cash obligations as of March 31, 2013.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Contractual cash obligations:
Deposits	¥1,078,587	¥703,452	¥287,711	¥87,424	¥—
Long-term debt	4,061,534	1,110,847	1,404,682	1,190,845	355,160
Operating leases	36,260	4,036	6,876	6,065	19,283
Unconditional purchase obligations of lease equipments	12,117	12,117	—	—	—
Unconditional noncancelable contracts for computer systems	312	179	133	—	—
Interest rate swaps:
Notional amount (floating to fixed)	170,045	65,251	83,028	12,692	9,074
Notional amount (fixed to floating)	95,683	—	92,683	3,000	—

Total contractual cash obligations	¥5,454,538	¥1,895,882	¥1,875,113	¥1,300,026	¥383,517

Items excluded from the above table include short-term debt, security deposits, trade notes and accounts payable and policy liabilities. The amounts of such items were ¥420,726 million, ¥146,402 million, ¥302,219 million and ¥426,007 million, respectively, as of March 31, 2013. For information on pension plans and derivatives, see Notes 17 and 28 of “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.

For a discussion of debt and deposit-related obligations, see Notes 14 and 15 of “Item 18. Financial Statements.”

RECENT DEVELOPMENTS

NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In June 2011, Accounting Standards Update 2011-05 (“Presentation of Comprehensive Income”—ASC 220 (“Comprehensive Income”)) was issued. Under this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The Update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Update does not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects. The Update does not affect how earnings per share is calculated or presented. In December 2011, Accounting Standards Update 2011-12 (Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No.2011-05) was issued. This Update defers the effective date for certain amendments in Accounting Standards Update 2011-05 which require an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from accumulated other comprehensive income to net income. The Company and its subsidiaries adopted these Updates on April 1, 2012. These Updates only relate to certain disclosure requirements and the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position. In February 2013, Accounting Standards Update 2013-02 (“Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”—ASC 220 (“Comprehensive Income”)) was issued. This Update supersedes the reporting requirement for reclassifications out of accumulated other comprehensive income, originally required under Accounting Standards Update 2011-05, for which the effective date was deferred by Accounting Standards Update 2011-12. This Update requires an entity to present information about amounts reclassified out of accumulated other comprehensive income, their corresponding effect on line items of net income and other information by component. An entity shall provide the information together, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statement. The Update is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012 with early adoption permitted. The Update only relates to certain disclosure requirements and the adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

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

In December 2011, Accounting Standards Update 2011-11 (“Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update requires all entities that have financial instruments and derivative instruments that are either offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements. In January 2013, Accounting Standards Update 2013-01 (“Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update clarifies that the scope of Update 2011-11 applies to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. These Updates are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. These Updates only relate to certain disclosure requirements and the adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In February 2013, Accounting Standards Update 2013-04 (“Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date”—ASC 405 (“Liabilities”)) was issued. This Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In March 2013, Accounting Standards Update 2013-05 (“Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”—ASC 830 (“Foreign Currency Matters”)) was issued. This Update requires that when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity, the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This Update continues to require an entity to release a pro rata portion of the cumulative translation adjustment into net income upon a partial sale of an equity method investment that is a foreign entity. This Update requires an acquirer to release any related cumulative translation adjustment into net income when the acquirer obtains a controlling financial interest in a foreign entity that was previously an equity method affiliate in a business combination achieved in stages. The Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In April 2013, Accounting Standards Update 2013-07 (“Liquidation Basis of Accounting”—ASC 205 (“Presentation of Financial Statements”)) was issued. This Update requires an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent and provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In June 2013, Accounting Standards Update 2013-08 (“Amendments to the Scope, Measurement, and Disclosure Requirements”—ASC 946 (“Financial Services—Investment Companies”)) was issued. This Update changes the approach to the investment company assessment, clarifies the characteristics of an investment company, and provides comprehensive guidance for assessing whether an entity is an investment company. This Update requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. This Update requires an investment company to disclose the additional information about an entity’s status as an investment company and financial support provided or contractually required to be provided by an investment company to its investees. The Update is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2013. Early adoption is prohibited. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

NON-GAAP FINANCIAL MEASURES

The sections “Results of Operation” and “Liquidity and Capital Resources” contain certain financial measures presented on a basis not in accordance with U.S. GAAP (commonly referred to as non-GAAP financial measures), including long-term debt, ORIX Corporation Shareholders’ equity and total assets, as well as other measures or ratios calculated based on those measures, presented on an adjusted basis, which excludes payables under securitized leases, loan receivables and investment in securities and reverses the cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010.

Our management believes these non-GAAP financial measures provide investors with additional meaningful comparisons between our financial condition as of March 31, 2013, as compared to prior periods. Effective April 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which changed the circumstances under which we are required to consolidate certain VIEs. Our adoption of these accounting standards caused a significant increase in our consolidated assets and liabilities and a decrease in our retained earnings without affecting the net cash flow and economic effects of our investments in such consolidated VIEs. Accordingly, our management believes that providing certain financial measures that exclude the impact of consolidating certain VIEs on our assets and liabilities as a supplement to financial information calculated in accordance with U.S. GAAP enhances understanding of the overall picture of our current financial position and enables investors to evaluate our historical financial and business trends without the large balance sheet fluctuation caused by our adoption of these accounting standards.

We provide these non-GAAP financial measures as supplemental information to our consolidated financial statements prepared in accordance with U.S. GAAP, and they should not be considered in isolation or as substitutes for the most directly comparable U.S. GAAP measures.

The tables set forth below provide reconciliations of these non-GAAP financial measures to the most directly comparable financial measures presented in accordance with U.S. GAAP as reflected in our consolidated financial statements for the periods provided

		As of March 31,
		2011		2012		2013
		(Millions of yen, except ratios and percentage data)
Total assets	(a)	¥8,561,910		¥8,332,830		¥8,439,710
Deduct: Payables under securitized leases, loan receivables and investment in securities*		1,018,190		874,705		679,766
Adjusted total assets	(b)	7,543,720		7,458,125		7,759,944
Short-term debt	(c)	478,633		457,973		420,726
Long-term debt	(d)	4,531,268		4,267,480		4,061,534
Deduct: Payables under securitized leases, loan receivables and investment in securities*		1,018,190		874,705		679,766
Adjusted long-term debt	(e)	3,513,078		3,392,775		3,381,768
Long- and short-term debt (excluding deposits)	(f)=(c)+(d)	5,009,901		4,725,453		4,482,260
Adjusted long- and short-term debt (excluding deposits)	(g)=(c)+(e)	3,991,711		3,850,748		3,802,494
ORIX Corporation Shareholders’ equity	(h)	1,306,582		1,380,736		1,643,596
Deduct: The cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010		(21,947)		(19,248)		(16,593)
Adjusted ORIX Corporation Shareholders’ equity	(i)	1,328,529		1,399,984		1,660,189
ORIX Corporation Shareholders’ Equity Ratio	(h)/(a)	15.3%		16.6%		19.5%
Adjusted ORIX Corporation Shareholders’ Equity Ratio	(i)/(b)	17.6%		18.8%		21.4%
D/E ratio	(f)/(h)	3.8	x	3.4	x	2.7	x
Adjusted D/E ratio	(g)/(i)	3.0	x	2.8	x	2.3	x
Long-term debt ratio	(d)/(f)	90%		90%		91%
Adjusted long-term debt ratio	(e)/(g)	88%		88%		89%

*	These deductions represent amounts recorded as liabilities and included in long-term debt on the consolidated balance sheet.

Note:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012

RISK MANAGEMENT

Group-Wide Risk Management System

Risk Management System

The ORIX Group monitors and manages the risks relating to the Group businesses through its risk management system. In addition to the Risk Management Headquarters, which primarily monitors risks related to individual transactions, and the Corporate Planning Department, which monitors risks at the corporate level, each business unit has designated staff responsible for managing risks at the business unit level. Risk Management Headquarters, the Corporate Planning Department and individual business units respectively analyze and monitor various risks in collaboration with each other. The results are reported to the Investment and Credit Committee three times a month, to the Group Executive Officer Committee on a monthly basis and to the board of directors on a regular basis for evaluation, and the relevant executive officers, along with the Chief Financial Officer (“CFO”) as the central person responsible for overall risk management, take measures deemed appropriate.

Risk Control

The ORIX Group allocates management resources by taking into account Group-wide risk preference based on management strategies as well as the strategy of individual business units. Our board of directors and executive officers evaluate the performance and profitability of each business unit, and the executive officers, along with the CFO as the person responsible for overall risk management, take the responsive measures they deem necessary. This process enables us to control the balance sheet and allocate more management resources to business units viewed as having greater growth potential.

The ORIX Group, in addition to the monitoring by business unit, monitors risks on an individual transaction and total portfolio basis.

For individual transactions, the Risk Management Headquarters evaluates the operating environment, strategies, risks and profitability of each transaction prior to execution, and reports on such individual transactions to the Investment and Credit Committee for review. Changes to the operating environment and cash flow are monitored after transaction execution, and transactions for which there has been a major change in circumstance or strategy are then reported to the appropriate executive officers. In addition, individual business units conduct their risk analysis together with the trend analysis of relevant industries aimed at controlling risks for individual transactions.

In analyzing a portfolio, the Risk Management Headquarters monitors the following characteristics from a Group-wide perspective: business type, region, transaction type, risk type, asset quality status and concentration status of major debtors. The Corporate Planning Department monitors risks at the corporate level, including market risk and risk related to fund procurement, in cooperation with the Treasury Headquarters and the Risk Management Headquarters.

Main Risk Management

We view credit risk, business risk, market risk, liquidity risk (risk relating to fund procurement), legal risk and other operational risk as the main risks facing us. Each risk is managed according to its individual characteristics.

Credit Risk Management

We define credit risk as uncertainty in future investment recovery caused by the fluctuation of cash flow from debtors and investees.

To manage credit risk, we analyze each individual credit transaction before and after execution. We focus on the adequacy of collateral and guarantees, the liquidation of debt and the concentration of debtors and their business types. We conduct a comprehensive customer credit evaluation based on the customer’s financial position, projected cash flow, underlying security interests, profitability and other factors. Profitability is based on, among other things, the spread calculated from investment yield, default rates and underlying security interests, which helps us to evaluate risk quantitatively.

Moreover, analysis of our total portfolio, as well as measures to establish appropriate credit limits, allows us to control exposure to markets with potentially high risks.

We define problem assets to include credit extended to debtors who have petitioned for bankruptcy or civil rehabilitation, or other insolvency proceedings, whose bank transactions are suspended, bills are dishonored, debts are not collected for three months or more or businesses have deteriorated, or who are involved in fraud. The relevant business units, in cooperation with the Risk Management Headquarters, take steps to secure collateral or other guarantees and to begin the collection process. The accumulated collection know-how—from sending an initial reminder to actively seizing collateral—is consolidated at the Risk Management Headquarters and is reflected in our evaluation criteria for individual credit transactions and portfolio analysis.

Business Risk Management

We define business risk as uncertainties related to new business areas, potential obsolescence of the products or services we offer or a decline in their quality, and variability in market prices for products or services of the types we offer.

We monitor business plans and operations using scenario analyses and stress tests for business risk. The cost of withdrawal from a business is also subject to evaluation and verification.

In addition to monitoring the quality of our products and services, we also review the resilience of our lineup of products and services to changes in the business environment and evolving customer needs, and respond proactively to maintain or improve quality and our responsiveness.

A principal risk relating to operating leases is fluctuation in the residual value of the leased properties. In order to control fluctuation in residual value, we monitor our inventories of leased properties, market environments and the overall business environment. We generally limit our operating leases to leased properties with high versatility that are comparatively easy to re-lease, and evaluate the sale of such properties depending on changes in market conditions.

We endeavor to reduce the risk related to fluctuation in market prices for real estate by emphasizing cash flows in our investment strategy.

Market Risk Management

We define market risk as the risk of changes in the fair value of assets and liabilities caused by changes in market variables, such as interest rates, exchange rates and stock prices.

We establish Group-wide asset liability management (“ALM”) rules, and we endeavor to maintain the overall amount of market risk within a fixed range by comprehensively verifying the volatility of fair value for our assets and liabilities and the impact thereof on profit and loss using both quantitative and qualitative analysis.

Interest rate risk is evaluated based on quantitative analysis methods such as sensitivity analysis, including basis point value (“BPV”), slope point value (“SPV”) and value at risk (“VaR”), scenario analysis and stress tests. Comprehensive evaluations are made using such quantitative analysis as well as qualitative analysis of the condition of assets and liabilities and the procurement environment. These analysis are reviewed, as required, depending on the situation.

We generally manage exchange rate risk by using foreign currency loans, foreign exchange contracts, currency swaps and other instruments, to hedge exchange rate volatility in our business transactions in foreign currencies and overseas investments. For unhedged foreign currency-denominated assets, we employ the same risk monitoring and management procedures as are used in managing interest rate risks, including VaR and other metrics.

We manage counterparty credit risk and other risks of hedging derivative transactions in accordance with internal rules on derivative transaction management.

For assets under management in the banking business, the life insurance business and our United States operations, we regularly monitor monetary policies, macroeconomic indicators and securities and financial market trends and manage the asset portfolios by analyzing on a daily basis individual security price movements and gains and losses. Market volatility is managed according to guidelines that include fixed loss amounts and decreases in position. Our risk management departments monitor compliance with the guidelines.

For quantitative and qualitative analysis information on market risk, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Liquidity Risk Management (Risk Management Relating to Fund Procurement)

We define liquidity risk as the risk that we will be unable to obtain the required funds, or that we will be forced to procure funds at an unusually high rate of interest due to market turmoil, deterioration in the financial condition of the ORIX Group or other reasons.

To reduce liquidity risk, we diversify fund procurement methods and sources and monitor liquidity on hand. To manage liquidity on hand, we project future cash flows and evaluate liquidity risk in hypothetical stress scenarios. We take necessary measures in accordance so that business may continue undisturbed in the event of environmental changes.

Liquidity risk management for the ORIX Group includes not only monitoring the effect on the business of the Group as a whole, but also the effect on the business of each subsidiary by ascertaining liquidity risk in each subsidiary and in every country in which ORIX operates and taking appropriate steps such as parent-to-subsidiary lending.

ORIX Bank Corporation (“ORIX Bank”) and ORIX Life Insurance Corporation (“ORIX Life Insurance”) are engaged in retail financial activities such as accepting deposits and insurance underwriting and are regulated by Japanese financial authorities. Therefore they are required to manage liquidity risk independently from other ORIX Group companies based on internal regulations formulated according to the relevant regulations.

ORIX Bank maintains the required liquidity levels by maintaining deposits and liquid assets such as marketable securities above a fixed percentage and setting an upper limit for capital market-based funding. In addition, it regularly monitors the status of these measures, estimates the tightness of cash flows under different scenarios and conducts stage-by-stage management of liquidity risk accordingly.

ORIX Life Insurance conducts stress tests on insured accidents and maintains the required liquidity levels by setting an upper limit on the amount of held-to-maturity securities and by holding deposits and liquid assets such as marketable securities for policy reserve amounts above a specified percentage.

Legal Risk Management

We define legal risk as the risk of legal responsibility or legal disadvantage arising due to noncompliance with applicable laws and/or regulations in any business or corporate management.

In an attempt to avoid, prevent and mitigate transactional legal risk in Japan, we generally require that the Group Legal and Compliance Department and the Risk Management Headquarters be involved in transactions. In addition to establishing internal rules necessary to observe applicable laws, we implement necessary steps to ensure that we are, and continue to be, in compliance with revisions to laws as they take effect.

For transactional agreements, we have established an approval process involving the Group Legal and Compliance Department and the Risk Management Headquarters, in accordance with our prescribed internal rules. In addition, depending on the size and importance of a given transaction, we might also utilize the expertise of outside lawyers. To ensure that proper legal procedures are followed in connection with legal disputes and litigation, we require that the Group Legal and Compliance Department and the Risk Management Headquarters be involved in the management of such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties.

In order to prevent the violation of intellectual property rights and to quickly take necessary measures, monitoring activities are conducted if and when violations are discovered.

Overseas, each Group company works to avoid, prevent and mitigate risks by utilizing in-house legal functions and, when necessary, by engaging outside lawyers and other advisers.

Operational Risk Management

We define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

The Group Internal Audit Department monitors the effectiveness, efficiency and compliance with applicable rules and regulations for our various operations, as well as the status of improvements and compliance with our internal regulations, based on an annual internal audit plan that focuses on material risks. Each department conducts monitoring activities according to its self-examination system. Through these monitoring activities, we evaluate the current status of internal controls and strive for functional reinforcement.

To raise awareness of compliance issues among executives and employees, the Group Legal and Compliance Department has produced a compliance manual and distributed it to all executives and employees. The department also plans and executes a compliance improvement plan for each Group company based on annual Group-wide compliance policies. We intend to reinforce our compliance systems based on the results of these initiatives.

ORIX Computer Systems Corporation works to reduce operational risk through the maintenance and operational administration of internal systems.

We have established internal rules to manage risks associated with natural disasters, designed to protect management resources and minimize losses, while giving priority to the safety of our executives and employees. The Human Resources and Corporate Administration Headquarters supervises the coordination of recovery activities after the occurrence of a natural disaster in Japan, whereas the Global Business and Alternative Investment Headquarters handles the overseas function. We distribute a natural disaster manual to all executives and employees in Japan and carry out disaster drills on an ongoing basis.

Individual Business Risk Management

We have a broadly dispersed business portfolio, including financial service operations, and we perform complete and transparent monitoring and control according to the characteristics of each operation.

Corporate Financial Services Segment

Credit risk is the main risk of the Corporate Financial Services segment.

After individual transactions have been executed, the Corporate Financial Services segment regularly monitors performance and collateral as well as collection from customers whose balances exceed specified levels. The Risk Management Headquarters regularly evaluates customers with large credit balances.

We analyze the current condition and outlook for specific business types and industries and analyze the potential impact on customers while making decisions about future transactions in that specific business type or industry.

For problem assets, particularly in transactions collateralized by real estate, we take various measures such as capitalizing on our network of real estate-related departments to sell properties or introduce tenants.

Maintenance Leasing Segment

Business risk and credit risk are the main risks of the Maintenance Leasing segment.

To manage the risk of changes in market values of property under operating leases, we continuously monitor market environments and fluctuation in the resale value of leased property and adjust residual value estimates of leased property in new transactions accordingly.

Cost fluctuation (prime cost) is the main risk of providing various services such as outsourcing. We analyze initial preconditions and performance, monitor future forecasts and control costs at an appropriate level.

In addition to manage the risk that the quality of our services might fall short of customer expectations due to changes in the operating environment or changes and diversification of client needs, we monitor our service quality quantitatively and qualitatively and continuously strive to improve our service according to the operating environment.

We also conduct credit examinations of individual transactions before and after execution to manage credit risk.

Real Estate Segment

In the Real Estate segment, the main risk of business involving real estate development, possession and operation is business risk, and the main risks of the real estate finance business are market risk and credit risk.

When making a decision on a real estate investment, we compare cash flow performance to the initial plan and, after making the investment, monitor investment strategies and schedules. The strategy is reevaluated in the case of a major divergence from the initial forecast. We invest mainly in small properties and diversify risk by investing in large properties through joint ventures with partners.

For condominiums, we monitor development and sales schedule, unit sales progress and rate of return. For development and leasing properties, we monitor development and retention schedule and NOI yield. We capitalize on the Group’s network in order to improve occupancy rates and promote sales.

We monitor occupancy rates and rates of return and create manuals and educate employees in our operation business.

For non-recourse loans in our real estate finance business, we carefully examine the loan-to-value ratio (“LTV”), the debt-service coverage ratio (“DSCR”) and other contractual terms and conditions such as equity provided by other companies, interest reserve and guarantees to control the relevant risks.

To minimize credit risk in the event of a significant drop in market liquidity, we may agree to changes in loan terms based on our view of the potential cash flows from properties and the credit worthiness of the borrower. In addition, depending on the circumstances, we may foreclose on collateral and hold and operate it ourselves, thereby taking on business risk.

Investment and Operation Segment

Credit risk, market risk and business risk are the main risks of the Investment and Operation segment.

When making investment decisions in the principal investment business, we do a credit evaluation, analyzing the investee’s credit risk and assessing its cash flow. In addition, we perform a multi-faceted evaluation on the characteristics of the operation and investment scheme, in which administrative departments such as the accounting and legal departments are also involved. After an investment has been made, each transaction is monitored for deviations from the original scenario.

Credit risk is emphasized for the companies for which we are raising corporate value due to the focus on cash flow. We also monitor market risk as time for collection nears, measuring corporate value by referencing the corporate values of similar business types. The frequency of monitoring may increase based on changes in the business environment, and we simultaneously verify the adequacy of investment scenarios and take necessary action. Furthermore, we work to enhance the management of investments in investees that have a significant impact on the profitability of the ORIX Group through such measures as the dispatch of management personnel.

In the servicer business, we seek to reduce credit and operational risks by conducting periodic internal auditing and monitoring and by implementing a business operation based on work procedures in accordance with applicable guidance from regulatory authorities. We also aim to strengthen our legal and regulatory compliance and, to this end, have appointed an outside lawyer as a director who also oversees our legal and compliance departments as the head of ORIX Asset Management and Loan Services Corporation’s Legal and Compliance Department to respond to potential legal issues.

We endeavor to minimize business risk in the environment and energy-related businesses by deploying appropriate equipment and technology, by forming alliances with expert operators for renewable energy, energy conservation, and resource and waste processing operations, and by streamlining our organizational structure to allow for changes in the business environment and the description of businesses.

Retail Segment

The main risk in the life insurance business is business risk, especially that associated with underwriting insurance contracts.

Before underwriting insurance contracts, ORIX Life Insurance works to ensure the hiring of sufficient staff and cultivates expert staff with specialized know-how for the rigorous assessment of health condition declarations and medical examination reports, in combination with steps to check the status of other insurance contracts, to prevent the underwriting of fraudulent contracts. ORIX Life Insurance also educates and instructs representative branch staff and agents to enhance compliance with applicable laws and regulations regarding the privacy of personal information as well as sales practices.

Credit risk is the main risk of the housing loan business, the corporate loan business and the card loan business.

When we arrange housing loans (for the purchase of condominiums and apartments for investment purposes), we conduct screenings, each of which consists of a comprehensive evaluation of each transaction including the client’s ability to repay, the cash flows that can be derived from the property and collateral value. Decision making for corporate loans is based on an investigation of the client’s performance, business plan, the purpose of the loan, the source of repayment and industry trends. We also reduce risks by diversifying the business types and products of our portfolio.

The card loan business uses a proprietary scoring system that incorporates a credit model. We set interest rates and credit limits in line with each customer’s credit risk profile, after evaluating customer creditworthiness based on an analysis of customer attributes or payment history, as well as other factors that might affect the borrower’s ability to repay, such as past credit quality and other outstanding debt. Also, we undertake subsequent credit evaluations at regular intervals to monitor changes in the customer’s financial condition.

Overseas Business Segment

In the Overseas Business segment, credit risk is the main risk of the leasing and loan businesses operated by local subsidiaries mainly in Asia.

Individual transactions in this segment are conducted in a manner similar to those in the domestic business segments. The Risk Management Headquarters monitors the country risk of the overseas portfolio. Information regarding the portfolios of the respective local subsidiaries, the performance of major clients, the condition of problem assets and clients of particular concern is shared internally.

Risk management in the principal investment business and the automobile related business, which are mainly in Asia, is conducted in a similar manner as those in the domestic business segments.

We monitor market environments and the overall business environment for the business risk for the ship and aircraft related business. We generally limit our operating leases to ships and aircraft with high versatility that are comparatively easy to re-lease, and evaluate sales such equipment depending on changes in market conditions.

Credit risk and market risk are the main risks for the investment and finance business such as corporate loans and securities investment in the United States.

Regarding credit risk, at the time of origination we assign an internal credit rating to each investment and loan taking into consideration the credit status and the collateral status. For investees and customers with a rating requiring attention, we evaluate the need to recognize an allowance of doubtful accounts or impairment.

To manage market risk, we monitor market values while referring to credit risk information and pursue sales as appropriate to secure profits or minimize losses.

Operational risk is the main risk for the loan servicing business in the United States. In the loan servicing business, we are committed to the arrangement and servicing of loans under the public financial system provided by Fannie Mae and the Federal Housing Administration (“FHA”). We conduct our operations based on the designated operating procedures set forth by these public financial institutions, and monitor and manage service quality through internal auditing.

Operational risk and business risk are the main risks for the advisory business and the asset management business in the United States.

In the advisory business, we maintain and ensure quality and operational procedures that meet the operating standards set forth by authorities through an internal quality control committee and other oversight so that high-quality advisory and evaluation services can be provided according to proper operating procedures.

To manage operational risk for the asset management business, we have established an internal compliance system and manage our operations to abide by established compliance standards as an SEC-registered company.

For business risk in the advisory business and the asset management business, in addition to monitoring to maintain and ensure satisfactory quality levels, we review products and services in response to changes in the business environment and evolving customer needs to constantly maintain and improve quality.

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

ORIX’s corporate governance system is characterized by:

•	separation of operation and oversight through a “Company with Committees” board model;

•	Nominating, Audit and Compensation Committees each composed solely of outside directors;

•	all outside directors satisfy strict conditions for independence; and

•	outside directors highly qualified in their respective fields.

Reason to adopt ORIX’s Corporate Governance System and history of the system

We believe that swift execution of operations is vital in order to effectively respond to changes in the business environment. Furthermore, we believe that ORIX’s governance system promotes improved management transparency by creating a system in which outside directors with expertise in their respective fields monitor and advise on legal compliance and appropriate execution of operations.

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

The “Company with Committees” board model, as stipulated under the Companies Act of Japan, requires the establishment of three board of director committees: the Nominating, Audit and Compensation Committees. Each committee is required to consist of three or more directors, a majority of whom must be outside directors. Directors may serve on more than one committee. The term of office of committee members is not stipulated under the Companies Act of Japan. However, as a committee member must be a director of the Company, the term expires at the close of the first annual general meeting of shareholders after his or her election. Under the Companies Act of Japan, an outside director is defined as a director who does not have a role in executing the Company’s business, meaning those who have not assumed in the past the position of a representative director or a director with the role of executing the business, executive officer (shikkou-yaku), manager or any other employee of the Company or its subsidiaries, and who does not currently assume such position of such company or subsidiaries.

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

From April 1, 2012 through March 31, 2013, the board of directors met nine times. The attendance rate of directors for these meetings was 96%.

The board of directors as of June 27, 2013, includes 13 members, six of whom are outside directors.

Structure and Activities of the Three Committees

As of June 27, 2013, all three committees (Nominating, Audit and Compensation Committee) consisted of outside directors. The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of June 27, 2013	Takeshi Sasaki (Chairman) Robert Feldman Takeshi Niinami Nobuaki Usui Ryuji Yasuda	Eiko Tsujiyama (Chairwoman) Takeshi Sasaki Nobuaki Usui Ryuji Yasuda	Robert Feldman (Chairman) Takeshi Sasaki Eiko Tsujiyama Takeshi Niinami Ryuji Yasuda
Number of meetings held during fiscal 2013 (Attendance rate)	Six (6) meetings (87%)	Nine (9) meetings (96%)	Six (6) meetings (93%)

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

The Nominating Committee determines whether the conditions for director independence have been met in accordance with nomination criteria for outside directors, which are:

•

No individuals, or any of their family members, may receive a compensation of ¥10 million or higher annually excluding compensation as an employee for family members, and excluding the individual’s compensation as outside directors, from ORIX or its subsidiaries.

“Family members” include a spouse, those related within the second degree by consanguinity or affinity, or other kin living with the outside director. (hereinafter the same)

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

•

No individuals may be a principal trading partner or executive officer or an employee of a principal trading partner of ORIX or its subsidiaries. If such circumstances existed in the past, five years must have passed since that person’s retirement from office or employment.

A “principal trading partner” refers to an entity with a business connection with the ORIX Group with a transaction amount equivalent to more than the greater of 2% of consolidated total revenues, or US$ 1,000,000 in any fiscal year of the previous three years.

•	There must be no concurrent directorship relationship between the company for which the individual is serving as an executive officer and ORIX.

“Concurrent directorship relationship” is defined as being a relationship in which the company for which the individual is serving as an executive officer has a director that is also an executive officer of ORIX or its subsidiaries.

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

Audit Committee

The Audit Committee monitors the operational execution of the directors and executives and creates audit reports. In addition, the Audit Committee proposes the appointment or dismissal, or the passage of resolutions refusing the reappointment of the Company’s independent certified public accountants to the annual general meeting of shareholders. The Audit Committee Secretariat (four people) was established to provide advice to the Audit Committee regarding the execution of its duties. Eiko Tsujiyama, chairwoman of the Audit Committee, is qualified as a certified public accountant and has extensive knowledge in finance and accounting as a professional accountant.

The Audit Committee decides the responsible person in corporate audit department or each business who will report to the Audit Committee, and it evaluates the administration of executive officers and internal controls of the Company by considering the following five points:

•

The Audit Committee reviews the report related to the results of the audit and items indicated for improvement that has been prepared by the executive officer responsible for the corporate audit. The Audit Committee is able to instruct the Audit Committee Secretariat and the Group Internal Audit Department to conduct an inspection as needed.

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

Compensation Policy for Directors

The compensation policy for directors who are not also executive officers aims for a level and composition of compensation that is effective in maintaining supervisory and oversight functions of executive officers’ performance in business operations, which is the main duty of directors. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on duties performed, and a shares component of compensation.

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

The shares component of compensation is a program in which points are annually allocated to directors and executive officers based upon prescribed standards while in offices, and the compensation provided is the amount equal to the accumulated number of points multiplied by the stock price at the time of retirement. Points granted to the members of each position are determined based on title and seniority in accordance with guidelines set by the Compensation Committee. Under this program, directors and executive officers have an obligation to purchase shares from the Company at the stock price that prevails at the time of their retirement using the after-tax compensation provided. The Compensation Committee has not set a fixed term in which directors and executive officers must retain the shares after their retirement. The Compensation Committee may restrict the awarding of stock-based compensation to directors and executive officers in the event that they engage in inappropriate behavior while in office that would inflict harm on the Company.

Compensation Policy for Executive Officers

The compensation policy for executive officers, including those who are also directors, aims for a level of compensation that is effective in maintaining business operation functions, while incorporating in its composition a component that is linked to current period business performance. Specifically, while aiming to maintain competitive compensation standards, our compensation structure consists of a fixed compensation component based on positions and duties performed, a performance-linked component, and a shares component of compensation as described above.

Fixed compensation is decided for each individual based on a standard amount for each position. Compensation linked to business performance uses the level of achievement of the net income target as a performance indicator, adjusting the level-based standard amount within the range of 0% to 200%. Share-based compensation reflecting medium- to long-term performance is granted as a certain number of points based on a standard amount for each position while in office, and the amount of the payment is decided according to the share price at the time of an individual executive officer’s retirement. In addition, and based on the outcome of a third-party compensation research agency investigation, the Company strives to maintain a competitive level of compensation with executive officer compensation functioning as an effective incentive.

AUDITOR INDEPENDENCE

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

Presently, our independent certified public accountants are KPMG AZSA LLC. The independence of KPMG AZSA LLC has been evaluated by our Audit Committee.

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

DIRECTORS

The directors of ORIX as of June 27, 2013 are as follows:

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 27, 2013(2)
Yoshihiko Miyauchi (Sep. 13, 1935)	Director, Representative Executive Officer, Chairman and Chief Executive Officer	Aug. 1960	Joined Nichimen & Co., Ltd. (currently Sojitz Corp.)	393,800
		Apr. 1964	Joined ORIX
		Dec. 1967	General Manager of Office of the President
		Mar. 1970	Director
		Nov. 1973	Corporate Senior Vice President
		May 1976	Corporate Executive Vice President
		Nov. 1977	Representative Director
		Dec. 1979	Deputy President
		Dec. 1980	President and Chief Executive Officer
		Apr. 2000	Chairman and Chief Executive Officer
		Mar. 2003	Outside Director of SHOWA SHELL SEKIYU K.K.
		Jun. 2003	Representative Executive Director
		Apr. 2006	Outside Director of ACCESS Co., Ltd.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 27, 2013(2)
Makoto Inoue (Oct. 2, 1952)	Director, Representative Executive Officer, President and Chief Operating Officer	Apr. 1975	Joined ORIX	33,277
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Executive Officer
		Jan. 2006	Corporate Senior Vice President
		Jun. 2008	Head of International Administrative Headquarters
		Jan. 2009	Head of the Global Business and Administrative Headquarters
		Jun. 2009	Corporate Executive Vice President
		Jun. 2010	Director Deputy President
		Oct. 2010	Responsible for Investment Banking Headquarters
		Jan. 2011	Representative Executive Officer, President and Chief Operating Officer

Haruyuki Urata (Nov. 8, 1954)	Director, Representative Executive Officer, Deputy President and Chief Financial Officer	Apr. 1977	Joined ORIX	24,301
		Feb. 2004	Deputy Head of Risk Management Headquarters
		Feb. 2005	Executive Officer
		Aug. 2006	Corporate Senior Vice President
		Jun. 2007	Director
		Jan. 2008	Deputy President
		Jan. 2009	Chief Financial Officer
		Jun. 2009	Head of Financial Control Headquarters
		Nov. 2009	Responsible for Corporate Communications Department
		Jun. 2010	Responsible for Corporate Planning Department
		Jan. 2011	Representative Executive Officer

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 27, 2013(2)
Tamio Umaki (Jan. 16, 1948)	Director, Deputy President and Chief Information Officer Human Resources and Corporate Administration Headquarters	Apr. 1972	Joined ORIX	34,174
		Mar. 1999	Head of Tohoku Area
		Jun. 1999	Executive Officer
		Jan. 2002	Group Executive
		Jan. 2007	Group Senior Vice President
		Oct. 2008	Corporate Senior Vice President Chief Information Officer Responsible for IT Planning Office
		Jan. 2009	Head of Human Resources and Corporate Administration Headquarters
		Mar. 2009	Responsible for Administration Center Responsible for Asset Administration Department
		Jun. 2010	Corporate Executive Vice President
		Jun. 2011	Director
		Jun. 2013	Deputy President

Kazuo Kojima (Jul. 5, 1956)	Director, Corporate Executive Vice President Investment and Operation Headquarters	Apr. 1980	Joined ORIX	30,956
		Apr. 2003	Deputy Head of Real Estate Finance Headquarters
		Feb. 2005	Executive Officer
		Jan. 2007	Corporate Senior Vice President
		Jan. 2008	Corporate Executive Vice President
		Jun. 2008	Director
		Jan. 2010	Head of Domestic Sales Administrative Headquarters
		Sep. 2012	Responsible for Investment and Operation Headquarters

Yoshiyuki Yamaya (Oct. 20, 1956)	Director, Corporate Executive Vice President Real Estate Headquarters President, ORIX Real Estate Corporation	Apr. 1980	Joined ORIX	22,800
		Apr. 2001	General Manager of Office of the President
		Feb. 2005	Group Executive
		Aug. 2006	Executive Officer
		Jan. 2008	Group Senior Vice President
		Jan. 2009	Corporate Senior Vice President Head of Real Estate Headquarters President, ORIX Real Estate Corporation
		Jun. 2009	Director Corporate Executive Vice President

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 27, 2013(2)
Katsutoshi Kadowaki (Sep. 18, 1954)	Director, Corporate Executive Vice President Domestic Sales Administrative Headquarters, Tokyo Sales President, NS Lease Co., Ltd.	Apr. 1977	Joined ORIX	25,629
		Feb. 2004	Deputy Head of Tokyo Sales Headquarters
		Jan. 2007	Executive Officer
		Oct. 2008	Group Executive
		Jan. 2010	Executive Officer Domestic Sales Administrative Headquarters: Head of District Sales
		Jan. 2011	Corporate Senior Vice President Deputy Head of Domestic Sales Administrative Headquarters
		Sep. 2012	Corporate Executive Vice President Head of Domestic Sales Administrative Headquarters: Head of Tokyo Sales President, NS Lease Co., Ltd.
		Jun. 2013	Director

Takeshi Sasaki (Jul. 15, 1942)	Outside Director Outside Director, East Japan Railway Company	Apr. 1968	Assistant Professor at The University of Tokyo, School of Law	0
		Nov. 1978	Professor at The University of Tokyo, School of Law
		Apr. 1991	Professor at The University of Tokyo
Graduate Schools for Law and Politics
		Apr. 1998	Dean of The University of Tokyo
Graduate Schools for Law and Politics and School of Law
		Apr. 2001	President of The University of Tokyo
		Jun. 2003	Chairman of The Japan Association (currently, incorporated) of National Universities
		Apr. 2005	Professor at Gakushuin University, Faculty of Law, Department of Politics
		Jul. 2005	Advisor of ORIX
		Jun. 2006	Outside Director of ORIX
Outside Director of East Japan Railway Co.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 27, 2013(2)
Eiko Tsujiyama (Dec. 11, 1947)	Outside Director Professor, Waseda University, Faculty of Commerce Corporate Auditor, Mitsubishi Corporation Corporate Auditor, Lawson, Inc. Audit & Supervisory Board Member, NTT DOCOMO, Inc. Audit & Supervisory Board Member, Shiseido Company, Limited	Apr. 1974	Certified Public Accountant	0
		Aug. 1980	Assistant Professor at Ibaraki University’s College of Humanities
		Apr. 1985	Assistant Professor at Musashi University’s School of Economics
		Apr. 1991	Professor at Musashi University’s School of Economics
		Apr. 1996	Dean of Musashi University’s School of Economics
		Apr. 2003	Professor at Waseda University’s School of Commerce and The Graduate School of Commerce
		Sep. 2004	Professor at Waseda University’s Faculty of Commerce
		Jun. 2008	Corporate Auditor of Mitsubishi Corporation
		Jun. 2010	Outside Director of ORIX
		Sep. 2010	Dean of The Graduate School of Commerce, Waseda University
		May 2011	Corporate Auditor of Lawson, Inc.
		Jun. 2011	Audit & Supervisory Board Member of NTT DOCOMO, Inc.
		Jun. 2012	Audit & Supervisory Board Member of Shiseido Company, Limited

Robert Feldman (Jun. 12, 1953)	Outside Director Managing Director, Chief Economist and Head of Fixed Income Research, Morgan Stanley MUFG Securities Co., Ltd.	Oct. 1983	Economist, International Monetary Fund	0
		May 1989	Chief Economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
		Feb. 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan
		Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Jun. 2010	Outside Director of ORIX
		Jul. 2012	Managing Director, Chief Economist and Head of Fixed Income Research, Morgan Stanley MUFG Securities Co., Ltd.

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 27, 2013(2)
Takeshi Niinami (Jan. 30, 1959)	Outside Director CEO, Lawson, Inc. Outside Director, ACCESS, Co., Ltd.	Jun. 1995	President of Sodex Corporation (currently LEOC Co., Ltd.)	0
		Apr. 2001	Unit Manager of Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
		May 2002	President and Executive Officer, Lawson, Inc.
		Mar. 2005	President and CEO, Lawson, Inc.
		Apr. 2006	Outside Director of ACCESS Co., Ltd.
		Jun. 2010 May 2013	Outside Director of ORIX CEO, Lawson, Inc.

Nobuaki Usui (Jan. 1, 1941)	Outside Director Corporate Auditor, KONAMI CORPORATION	May 1995	Director-General of the Tax Bureau, Ministry of Finance	0
		Jan. 1998	Commissioner, National Tax Agency
		Jul. 1999	Administrative Vice Minister, Ministry of Finance
		Jan. 2003	Governor and CEO, National Life Finance Corporation (currently Japan Finance Corporation)
		Dec. 2008	Chairman, The Japan Research Institute, Limited
		Jun. 2011	Corporate Auditor of KONAMI CORPORATION
		Jun. 2012	Outside Director of ORIX

Ryuji Yasuda (Apr. 28, 1946)	Outside Director Professor, Graduate School of International Corporate Strategy at Hitotsubashi University Outside Director, Daiwa Securities Group Inc. Outside Director, Fukuoka Financial Group, Inc. Outside Director, Sony Corporation Outside Director, Yakult Honsha Co., Ltd.	Jan. 1979	Joined McKinsey & Company	0
		Jan. 1986	Principal Partner, McKinsey & Company
		Jun. 1991	Director, McKinsey & Company
		Jun. 1996	Chairman, A.T. Kearney, Asia
		Jun. 2003	Chairman, J-Will Partners, Co., Ltd. Outside Director, Daiwa Securities Group Inc.
		Apr. 2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
		Apr. 2007	Outside Director, Fukuoka Financial Group, Inc.
		Jun. 2007	Outside Director, Sony Corporation
		Jun. 2009	Outside Director, Yakult Honsha Co., Ltd.
		Jun. 2013	Outside Director of ORIX

Notes:(1)	All ORIX directors are engaged full-time except Takeshi Sasaki, Eiko Tsujiyama, Robert Feldman, Takeshi Niinami, Nobuaki Usui and Ryuji Yasuda.
(2)	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Shareholdings of each director have been retrospectively adjusted to reflect the stock split for all periods presented.

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

Important decision-making related to business execution, monitoring, discussions, and information sharing is carried out by the following bodies:

Investment and Credit Committee

The ICC, which includes members of top management and the executive officer in charge of investment and credit, meets on average three times a month primarily to deliberate and decide on credit transactions and investments that exceed certain specified investment or credit amounts, important matters related to management of the Company and matters that have been entrusted to executive officers by the board of directors. Matters considered crucial to our operations are decided by the ICC and reported to the board of directors as appropriate.

Group Executive Officer Committee

The Meetings of the Group Executive Officer Committee, in which executive officers and group executives of the Company participate, are held on a monthly basis to share important information related to the business execution of the ORIX Group.

Monthly Strategy Meetings

Monthly Strategy Meetings include meetings between top management and the individuals in charge of individual departments and business units to discuss matters such as the state of achievement of strategic targets and changes in the business environment. Matters of key importance discussed at Monthly Strategy Meetings are deliberated and decided by the ICC and reported to the board of directors as necessary.

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

Disclosure Committee

The Disclosure Committee, which plays a key role in our disclosure control, is chaired by the CFO and consists of the executive officers in charge of various departments, including: Treasury Headquarters, Accounting Headquarters, Risk Management Headquarters, Group Legal and Compliance Department, Human Resources and Corporate Administration Headquarters, Corporate Planning Department and Corporate Communications Department. Upon receiving material information from an executive officer of the ORIX Group or the person in charge of an ORIX Group company department, the committee discusses whether or not any timely disclosure is necessary, and takes steps to provide appropriate disclosure of such information.

ORIX believes that disclosure control occupies an important position within the overall scheme of corporate governance. We have set up an information disclosure system with the Disclosure Committee playing a central role in facilitating the appropriate and timely disclosure of information to investors.

The executive officers of the ORIX Group as of June 27, 2013, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Shareholdings as of June 27, 2013
Hiroaki Nishina	Vice Chairman	Group Kansai Representative Chairman, ORIX Real Estate Corporation President, ORIX Baseball Club Co., Ltd.	42,901
Shintaro Agata	Corporate Executive Vice President	Treasury Headquarters	40,900
Yuki Ohshima	Corporate Executive Vice President	Global Business and Alternative Investment Headquarters Regional Director for China	40,500
Eiji Mitani	Corporate Senior Vice President	Domestic Sales Administrative Headquarters: Head of Kinki Sales Group Kansai Deputy Representative	13,100
Takao Kato	Corporate Senior Vice President	Accounting Headquarters President, ORIX Management Information Center Corporation	11,041
Kazutaka Shimoura	Corporate Senior Vice President	Risk Management Headquarters	4,639
Yuichi Nishigori	Executive Officer	Investment and Operation Headquarters	11,095
Komei Ikebukuro	Executive Officer	Group Legal and Compliance Department Group Internal Audit Department	10,864
Hideto Nishitani	Executive Officer	Chairman, ORIX USA Corporation	26,209

Name	Title	Areas of duties	Shareholdings as of June 27, 2013
Yasuyuki Ijiri	Executive Officer	Domestic Sales Administrative Headquarters: Head of District Sales	19,219
Shigeki Seki	Executive Officer	Human Resources and Corporate Administration Headquarters IT Planning Office	13,960
Satoru Katahira	Executive Officer	Domestic Sales Administrative Headquarters: Head of OQL Business Headquarters, Regional Business, Administration Center and Call Center	12,699
Shuji Irie	Executive Officer	Investment and Operation Headquarters	153
Satoru Matsuzaki	Executive Officer	Corporate Planning Department Corporate Communications Department	5,753
Tsukasa Kimura	Executive Officer	Global Business and Alternative Investment Headquarters	5,767
Katsunobu Kamei	Group Senior Vice President	President, ORIX Auto Corporation	14,585
Masatoshi Kemmochi	Group Senior Vice President	President, ORIX Credit Corporation	11,351
Tetsuro Masuko	Group Executive	Real Estate Headquarters Deputy President, ORIX Real Estate Corporation	14,178

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Shareholdings of each executive officer have been retrospectively adjusted to reflect the stock split for all periods presented.

EMPLOYEES

As of March 31, 2013, we had 19,043 full-time employees, compared to 17,488 as of March 31, 2012 and 17,578 as of March 31, 2011. We employ 2,321 staff in the Corporate Financial Services segment, 2,821 staff in the Maintenance Leasing segment, 4,099 staff in the Real Estate segment, 2,174 staff in the Investment and Operation segment, 1,612 staff in the Retail segment, 4,743 staff in the Overseas Business segment and 1,273 staff as part of our headquarters function as of March 31, 2013. With the exception of the Overseas Business segment, all other staff are located in Japan. As of March 31, 2013, we had 8,838 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.

The mandatory retirement age for our employees is 60, but for our subsidiaries and affiliates the retirement age varies. ORIX and major domestic subsidiaries will introduce a system for retirement at age 65 from April 2014. By implementing the system alongside the current re-employment system at retirement age, the system will allow employees to choose how they will work from age 60 according to their lifestyles. In April 2010, ORIX introduced an early voluntary retirement program which is available to ORIX employees who are at least 45 years old. Employees who take advantage of this program receive their accrued retirement package plus an incentive premium.

ORIX and some of its subsidiaries have established contributory and noncontributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion of benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥4,537 million, ¥4,614 million and ¥4,952 million in fiscal 2011, 2012 and 2013, respectively.

SHARE OWNERSHIP

As of June 27, 2013, the directors, executive officers and group executives of the Company directly held an aggregate of 863,851 Shares, representing 0.07% of the total Shares issued as of such date.

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Shareholdings and percentage of the directors, executive officers and group executives of the Company has been adjusted retrospectively to reflect the stock split for all periods presented.

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

Compensation for directors, executive officers and group executives in fiscal 2013 was as follows (in millions of yen);

	Fixed compensation (Number of people)	Compensation linked to the performance (Number of people)	Share component of compensation (Number of people)	Total compensation
Outside Director	67	—	17	84
	(7)	(—)	(1)
Executive Officer and Group Executive	907	206	122	1,235
	(28)	(28)	(4)
Total	974	206	139	1,320
	(35)	(28)	(5)

In June 2005, we introduced a share component of compensation. The total number of points granted to directors, executive officers and group executives for fiscal 2013 is equivalent to 383,250 points. Under this system, ¥68 million, which is equivalent to 72,250 points accumulated up to the time of retirement, was paid to executive officers and group executive who retired during fiscal 2013. As a result, the balance to directors, executive officers and group executives as of March 31, 2013 was 1,737,792 points.

Compensation for Yoshihiko Miyauchi, Representative Executive Officer, Chairman and Chief Executive Officer of ORIX, for fiscal 2013 was ¥165 million in fixed compensation and ¥31 million in compensation linked to the performance of the Company. Compensation for Makoto Inoue, Representative Executive Officer, President and Chief Operating Officer of ORIX, for fiscal 2013 was ¥80 million in fixed compensation and ¥25 million in compensation linked to the performance of the Company.

In addition, in June 2005 we established guidelines for ownership of our shares for directors, executive officers and group executives.

There are no service contracts between any of our directors, executive officers or group executives and the Company or any of its subsidiaries providing for benefits upon termination of employment.

The following table shows the names of directors, executive officers and group executives who received stock options, and the numbers of Shares for which they were granted options, under the stock option plans for each year from 2002 to 2008. No stock options were granted for each year from 2009 to 2013. Each unit of the Shares has one vote. We have not issued any preferred shares. On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of shares has been adjusted retrospectively to reflect the stock split for all periods presented. Titles for each individual as of June 27, 2013, unless otherwise described, are as follows:

Name	Title	2003–2008 stock option plans
Yoshihiko Miyauchi	Director, Chairman and Chief Executive Officer	452,000
Makoto Inoue	Director, President and Chief Operating Officer	69,000
Haruyuki Urata	Director, Deputy President and Chief Financial Officer	88,000
Tamio Umaki	Director, Deputy President	59,000
Kazuo Kojima	Director, Corporate Executive Vice President	77,000
Yoshiyuki Yamaya	Director, Corporate Executive Vice President	74,000
Katsutoshi Kadowaki	Director, Corporate Executive Vice President	57,000
Takeshi Sasaki	Outside Director	12,000
Eiko Tsujiyama	Outside Director	0
Robert Feldman	Outside Director	0
Takeshi Niinami	Outside Director	0

Name	Title	2003–2008 stock option plans
Nobuaki Usui	Outside Director	0
Ryuji Yasuda	Outside Director	0
Hiroaki Nishina	Vice Chairman	180,000
Shintaro Agata	Corporate Executive Vice President	111,000
Yuki Ohshima	Corporate Executive Vice President	68,000
Eiji Mitani	Corporate Senior Vice President	106,000
Takao Kato	Corporate Senior Vice President	25,400
Kazutaka Shimoura	Corporate Senior Vice President	19,800
Yuichi Nishigori	Executive Officer	22,400
Komei Ikebukuro	Executive Officer	20,400
Hideto Nishitani	Executive Officer	21,200
Yasuyuki Ijiri	Executive Officer	29,800
Shigeki Seki	Executive Officer	17,200
Satoru Katahira	Executive Officer	20,000
Shuji Irie	Executive Officer	0
Satoru Matsuzaki	Executive Officer	13,600
Tsukasa Kimura	Executive Officer	23,800
Katsunobu Kamei	Group Senior Vice President	37,000
Masatoshi Kemmochi	Group Senior Vice President	40,000
Tetsuro Masuko	Group Executive	19,600

STOCK OPTION PLAN

We have adopted various incentive plans including a stock option plan. The purpose of our stock option plan is to enhance the awareness of the option holders of the link between management, corporate performance and stock price, and, in this way, improve our business results. These plans are administered by the Human Resources Department of ORIX. For further discussion of the stock-based compensation, see Note 19 in “Item 18. Financial Statements.”

Our shareholders approved stock option plans at the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, under which Shares were purchased from the open market and were held by ORIX for transfer to directors and executive officers and some employees of ORIX upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executives and certain employees of our subsidiaries and affiliates. From 2009 to 2013, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

Options granted under stock option plans generally expire one year after the termination of the option holder’s service with the ORIX Group.

An outline of the stock option plans authorized since 2003 is as follows:

	Shares granted	Exercise price per Share	Option expiration date
2003 Stock Acquisition Rights Plan	5,160,000	¥700	June 25, 2013
2004 Stock Acquisition Rights Plan	5,289,000	¥1,172	June 23, 2014
2005 Stock Acquisition Rights Plan	4,774,000	¥1,891	June 21, 2015
2006 Stock Acquisition Rights Plan	1,942,000	¥2,962	June 20, 2016
2007 Stock Acquisition Rights Plan	1,449,800	¥3,101	June 22, 2017
2008 Stock Acquisition Rights Plan	1,479,000	¥1,689	June 24, 2018

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of shares granted under options and the exercise price per share have been retrospectively adjusted to reflect the stock split for all periods presented.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2013.

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The numbers of issued shares and the numbers of shares held described herein have been retrospectively adjusted to reflect the stock split. As a result of the stock split, the ratio of ADRs to underlying shares changed from 0.5 underlying shares per 1 ADR to 5 underlying shares per 1 ADR.

Each unit of Shares (1 unit = 100 Shares) has one vote, and none of our major shareholders have different voting rights. We do not issue preferred shares.

Name	Number of Shares held	Percentage of Issued shares
	(Thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	125,295	10.03
The Master Trust Bank of Japan, Ltd. (Trust Account)	107,329	8.59
Japan Trustee Services Bank, Ltd. (Trust Account 9)	51,598	4.13
SSBT OD05 OMNIBUS ACCOUNT—TREATY CLIENTS	40,841	3.27
The Chase Manhattan Bank 385036	40,637	3.25
State Street Bank and Trust Company	33,217	2.66
Mellon Bank, N. A. as Agent for its Client Mellon Omnibus US Pension	16,999	1.36
State Street Bank and Trust Company 505225	16,674	1.33
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	16,409	1.31
BBH for Matthews Asia Dividend Fund	16,027	1.28

ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2013, the percentage of issued Shares held by overseas corporations and individuals was 57.76%. On March 31, 2013, approximately 2,871,308 ADSs were outstanding (equivalent to 14,356,540 or approximately 1.14% of ORIX’s issued Shares as of that date). As of March 31, 2013, all our ADSs were held by 3 record holders in the United States.

In June 2013, we received a copy of a filing made by JP Morgan Group to the Kanto Local Finance Bureau on June 7, 2013 indicating that JP Morgan Group, primarily through JP Morgan Asset Management (Japan) Limited, held 79,160,147 Shares (including 888,498 Shares issuable under bonds with stock acquisition rights), representing 6.33% of ORIX’s outstanding Shares, as part of JP Morgan Group’s assets under management.

In May 2013, we received a copy of a filing made by Fidelity Group to the Kanto Local Finance Bureau on May 17, 2013 indicating Fidelity Group, primarily through FMR LLC, held 117,853,053 Shares, representing 9.44% of ORIX’s outstanding Shares, as part of Fidelity Group’s assets under management.

In April 2013, we received a copy of a filing made by Nomura Group to the Kanto Local Finance Bureau on April 22, 2013 indicating Nomura Group, primarily through Nomura Asset Management Co., Ltd., held 70,675,749 Shares (including 13,479,904 Shares issuable under bonds with stock acquisition rights), representing 6.23% of ORIX’s outstanding Shares, as part of Nomura Group’s assets under management.

In April 2013, we received a copy of a filing made by Sumitomo Mitsui Trust Holdings to the Kanto Local Finance Bureau on April 19, 2013 indicating the Sumitomo Mitsui Trust Holdings, primarily through Sumitomo Mitsui Trust Bank, Limited, held 72,465,125 Shares (including 569,925 Shares issuable under bonds with stock acquisition rights), representing 5.86% of ORIX’s outstanding Shares, as part of Sumitomo Mitsui Trust Holdings’ assets under management.

In April 2013, we received a copy of a filing made by Mizuho Financial Group to the Kanto Local Finance Bureau on April 5, 2013 indicating Mizuho Financial Group, primarily through Mizuho Trust & Banking Co., Ltd., held 38,447,164 Shares (including 3,732,280 Shares issuable under bonds with stock acquisition rights), representing 3.42% of ORIX’s outstanding Shares, as part of Mizuho Financial Group’s assets under management.

In February 2013, we received a copy of a filing made by Mitsubishi UFJ Financial Group to the Kanto Local Finance Bureau on February 18, 2013 indicating Mitsubishi UFJ Financial Group, primarily through Mitsubishi UFJ Trust and Banking Corporation, held 4,677,711 Shares (including 30,688 Shares issuable under bonds with stock acquisition rights), representing 4.24% of ORIX’s outstanding Shares, as part of the Mitsubishi UFJ Financial Group’s assets under management. The above number of shares reported in the copy of the filing made by Mitsubishi UFJ Financial Group to the Kanto Local Finance Bureau on February 18, 2013 has not been retroactively adjusted to reflect the 10-for-1 stock split on April 1, 2013.

RELATED PARTY TRANSACTIONS

To our knowledge, no person beneficially owns 5% or more of any class of the Shares which might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with the Nomura Group, the JP Morgan Group, the Sumitomo Mitsui Trust Holdings, the Mizuho Financial Group, the Mitsubishi UFJ Financial Group, the Fidelity Group or other shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain key management personnel or with certain companies over which we, or our key management personnel, may have a significant influence. Our business relationships with these companies and individuals cover many of the financial services we provide our clients generally. We believe that we conduct our business with these companies and individuals in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in us, if they were not our key management personnel, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

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

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph other than those listed in the table below. Certain of our affiliates may fall within the meaning of a related party under clauses

(i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥10,911 million as of March 31, 2013 and did not exceed ¥14,000 million at any time during fiscal 2013.

Each of these loans was made in the ordinary course of business. The following table describes, for each related party borrower, the applicable interest rate (or range of interest rates), the largest aggregate amount outstanding during fiscal 2013 and the aggregate amount outstanding as of March 31, 2013.

Related Party	The largest aggregate amount outstanding during fiscal 2013	Aggregate amount outstanding as of March 31, 2013	Interest rate
	(Millions of yen)		(%)
Flexible Energy Service Co., Ltd.	¥51	¥43	6.0
Plaza Sunroute Co	1,534	1,433	3.5
ORIX JREIT Inc.	5,500	3,500	0.7–2.1
Sanyo Homes Corporation	1,510	1,010	1.8–1.9
Pacific League Marketing Corporation	11	0	3.5
Yamaguchi Leasing Corporation	375	375	0.7–1.1
SHIGAGIN LEASE CAPITAL CO., LTD.	1,000	1,000	0.8
Torigin Leasing Corporation	295	270	1.0–1.2
TOMONY Lease, Inc.	263	188	1.0
DAIKYO INCORPORATED	1,545	1,000	1.2–1.7
Embio Holdings Inc.	50	0	1.6
BAROQUE JAPAN Ltd.	250	83	1.8–2.1
Hyakugo Leasing Company Limited	100	25	0.8
Dragon Wealth Development Limited	757	757	2.5
Aisling Airlease Ltd.	479	239	8.0
ORIVA Airlease Limited	953	412	8.0
Tsubaki Marine S.A.	190	190	1.0
Sazanka Marine S.A.	190	190	1.0
LEIS Corporation	30	0	8.0
Venrich Co., Ltd.	10	10	No interest	*
MU Planning Corporation	1	1	No interest	*
TOKYOYAMAKI CO., Ltd.	70	70	2.7
Yamatojuken	21	21	3.0–3.9
World Service Corporation	94	94	2.0

*	These loans primarily comprise purchased loans (see Note 1 of “Item 18. Financial Statements”), and accordingly they are recorded as “no interest.”

One of our subsidiaries, ORIX Living Corporation is party to a customer referral agreement with I Seeds Corporation (“I Seeds”). A son of Yoshihiko Miyauchi, Chairman and Chief Executive Officer, is a representative director of I Seeds. Although the agreement and related transactions were made in the ordinary course of business and are not material to us, they may be material to I Seeds. ORIX Living Corporation had two transactions with I Seeds. The total fees ORIX Living Corporation paid under the agreement for the fiscal year ended March 31, 2013 was less than ¥1 million.

We are party to various real estate transactions with ORIX JREIT Inc. We hold ORIX JREIT shares and it is an affiliated company. Our transactions with ORIX JREIT Inc. primarily relate to the purchase of our rental properties by ORIX JREIT Inc. These transactions were effected at fair prices based on third-party appraisals, and were valued less than ¥23,200 million in the aggregate for the fiscal year ended March 31, 2013. We also entered into certain ordinary course of business transactions with ORIX JREIT Inc. These transactions are not material to us, although they may be material to ORIX JREIT Inc.

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

The following table shows the reported high and low closing sales prices of the Shares on the Tokyo Stock Exchange, excluding off-floor transactions. High and low sales price quotations from the Tokyo Stock Exchange have been translated in each case into dollars per ADS at the noon buying rate for yen expressed in yen per $1.00 in New York City for cable transfer in foreign currencies on the relevant date or the noon buying rate for yen on the next business day if the relevant date is not a New York business day. On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. As a result of the stock split, the ratio of ADRs to underlying shares changed from 0.5 underlying shares per one ADR to five underlying shares per one ADR. In the following tables and elsewhere in this document unless indicated otherwise, numbers of shares of ORIX’s common stock, per share, including price per share, information for ORIX’s common stock and ORIX’s ADR information in this annual report have been retroactively adjusted to reflect the 10-for-1 stock split on April 1, 2013.

TOKYO STOCK EXCHANGE PRICE PER SHARE

	Price per Share (¥)		Translated into dollars per ADS
	High	Low	High	Low
Fiscal Year ended March 31, 2009	2,124	171	101	9
Fiscal Year ended March 31, 2010	848	320	45	16
Fiscal Year ended March 31, 2011	945	741	57	46
Fiscal Year ended March 31, 2012
First fiscal quarter	809	729	50	45
Second fiscal quarter	845	555	54	36
Third fiscal quarter	720	569	48	37
Fourth fiscal quarter	846	643	51	42
Fiscal Year ended March 31, 2013
First fiscal quarter	812	642	49	41
Second fiscal quarter	802	710	51	45
Third fiscal quarter	973	771	57	49
Fourth fiscal quarter	1,217	915	64	52
Recent Six Months
December 2012	973	833	57	51
January 2013	986	915	56	52
February 2013	1,085	991	58	54
March 2013	1,217	1,065	64	57
April 2013	1,499	1,152	77	62
May 2013	1,638	1,379	80	68

NEW YORK STOCK EXCHANGE

The ADS are listed on the New York Stock Exchange under the symbol “IX.”

One ADSs represents five shares. On March 31, 2013, approximately 2,871,308 ADSs were outstanding. This is equivalent to 14,356,540 or approximately 1.14% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by three record holders in the United States.

The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE PRICE PER ADS

	Price per ADS ($)		Average daily trading volume (shares)
	High	Low
Fiscal Year ended March 31, 2009	98.79	9.72	68,653
Fiscal Year ended March 31, 2010	44.29	17.35	46,577
Fiscal Year ended March 31, 2011	56.78	45.38	22,698
Fiscal Year ended March 31, 2012
First fiscal quarter	50.11	43.31	19,711
Second fiscal quarter	54.23	36.94	41,316
Third fiscal quarter	47.87	37.62	23,213
Fourth fiscal quarter	50.49	41.41	19,895
Fiscal Year ended March 31, 2013
First fiscal quarter	49.44	41.28	12,255
Second fiscal quarter	51.22	45.12	8,742
Third fiscal quarter	57.42	49.13	12,936
Fourth fiscal quarter	64.53	51.76	17,628
Recent Six Months
December 2012	57.42	50.49	12,602
January 2013	58.67	51.76	17,805
February 2013	57.83	54.15	18,721
March 2013	64.53	57.46	16,403
April 2013	76.86	61.24	40,622
May 2013	80.38	66.75	22,124

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

Purposes

Our corporate purposes, as provided in Article 2 of our Articles of Incorporation, are to engage in the following businesses: (i) lease, purchase and sale (including purchase and sale on an installment basis), maintenance and management of movable property of all types; (ii) moneylending business, purchase and sale of claims of all types, payment on behalf of third parties, guarantee and assumption of obligations, agent for collection of money and other financial business; (iii) holding, investment in, management, purchase and sale of financial instruments such as securities and other investment business; (iv) advice, brokerage and agency relating to the merger, capital participation, business alliance and business succession and reorganization, etc.; (v) financial instruments and exchange business, financial instruments broker business, banking, trust and insurance business, advisory service business relating to investment in commodities, trust agreement agency business and credit management and collection business; (vi) non-life insurance agency business, insurance agency business under the Automobile Accident Compensation Security Law, and service related to soliciting life insurance;(vii) lease, purchase and sale, ground preparation, development, maintenance and management of real property and warehousing; (viii) contracting for construction, civil engineering, building utility and interior and exterior furnishing, and design and supervision thereof; (ix) management of various facilities for sports, lodging, restaurant, medical treatment, welfare and training and education, and conducting sports, etc.; (x) waste-disposal business; (xi) trading of emission rights for greenhouse gases and other various subjects; (xii) supply of various energy resources and the products in relation thereto; (xiii) planning, developing, contracting for, lease and sale of, intangible property rights; (xiv) information processing and providing services, telecommunications business; (xv) business of dispatching workers to enterprise and employment agency business; (xvi) purchase and sale of antiques; (xvii) transport business; (xviii) brokerage, agency, investigation and consulting for business relating to any of the preceding items, and pension consulting service; (xix) as a result of holding shares in a subsidiary company engaged in those activities, engaging in business relating to any of the preceding items and managing such company’s business activities; and (xx) any and all businesses incidental or related to any of the preceding items.

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

Stock

Our authorized share capital is 2,590,000,000 shares. Currently our Articles of Incorporation provide only for the issuance of shares of common stock. All shares of capital stock of us have no par value. All issued shares are fully-paid and non-assessable.

Unless shareholders’ approval is required as described in “Voting Rights,” the shares will be issued under a resolution approved by the board of directors and a decision made by the executive officer under delegation by the board of directors.

For a change in the number of shares issued for the past three fiscal years, see Note 21 of “Item 18. Financial Statements” for fiscal 2013.

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

Our transfer agent is Mitsubishi UFJ Trust and Banking Corporation, located at 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan.

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

On October 26, 2012, the board of directors adopted a resolution on a ten-for-one stock split, effective as of April 1, 2013. The record date for the stock was one day prior to the effective date of the stock split. Our articles of incorporation were amended to increase the authorized share capital to cover the number of shares increased by the stock split, which amendment became effective simultaneously with the effectiveness of the stock split.

Unit Share System

Our Articles of Incorporation provides that one hundred shares constitute one “unit” of shares. The number of shares constituting a unit may be altered by amending our Articles of Incorporation. The number of shares constituting a unit is not permitted to exceed 1,000 shares.

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

The following table shows the amount of dividends applicable to fiscal year per Share for each of the fiscal years indicated, which amounts are translated into dollars per ADS at the noon buying rate for Japanese yen in New York City for cable transfers in foreign currencies on the relevant dividend payment date as published by the Federal Reserve Bank. On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. As a result of the stock split, the ratio of ADRs to underlying shares changed from 0.5 underlying shares per one ADR to five underlying shares per one ADR. In the following tables and elsewhere in this document unless indicated otherwise, numbers of shares of ORIX’s common stock, per share, including price per share, information for ORIX’s common stock and ORIX’s ADR information in this annual report have been retroactively adjusted to reflect the 10-for-1 stock split on April 1, 2013.

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS
March 31, 2009	¥7.00	$0.36
March 31, 2010	7.50	0.40
March 31, 2011	8.00	0.49
March 31, 2012	9.00	0.57
March 31, 2013	13.00	0.64

We believe that securing profits from our businesses, primarily as retained earnings, and utilizing them for strengthening our base of operations and making investments for growth, assists in sustaining profit growth while maintaining financial stability, and leads to increased shareholder value.

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

Given the policy outlined above and the current operating environment, the annual dividend will be 13 yen per share, up from 9 yen in the previous year. Dividend distribution is scheduled once a year as a year-end dividend.

Pursuant to the amendment to the Act on Special Measures Concerning Taxation, dividends paid to U.S. Holders of Shares or ADSs are generally subject to a Japanese withholding tax at the rate of 7.147% for the period from January 1, 2013 to December 31, 2013.

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

Pursuant to the Act on Special Measures Concerning Taxation, the Japanese withholding tax rate applicable to dividends on Shares or ADSs paid to nonresident Holders by us is (i) 7% for dividends due and payable on or before December 31, 2012, (ii) 7.147% for dividends due and payable on or after January 1, 2013 through December 31, 2013, and (iii) 15.315% for dividends due and payable on or after January 1, 2014, in each case, except for dividends paid to any individual nonresident Holder who holds 3% or more of the total number of shares issued by us, where the 20.42% withholding tax rate will apply. Japan has entered into income tax treaties, conventions and agreements where this withholding tax rate is, in some cases, reduced to a lower percentage for portfolio investors. Nonresident Holders who are entitled under an applicable treaty, convention, or agreement to this reduced Japanese withholding tax rate are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant Japanese tax authority before the payment of dividends. A standing proxy for a nonresident Holder may provide such application service. Nonresident Holders who do not submit an application in advance will be entitled to claim the refund from the relevant Japanese tax authority of those withholding taxes withheld in excess of the rate of an applicable tax treaty.

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

This discussion does not describe all of the tax consequences that may be relevant to a U.S. holder in light of the holder’s particular circumstances (including the application of the provisions of the code known as the Medicare Contribution Tax) or to holders subject to special rules, such as:

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

As used herein, the term “U.S. Holder” means a beneficial owner of Shares or ADSs that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Taxation of Distributions

Subject to the PFIC rules described below, distributions paid on Shares or ADSs, other than certain pro rata distributions of common shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we expect to be a PFIC, dividends paid by us will not be eligible for the preferential dividend tax rate otherwise available to certain noncorporate U.S. Holders. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Japanese taxes, as discussed above under “Taxation—Japanese Taxation—Shares.” The amount of the dividend will be treated as foreign source dividend income to U.S. Holders and will not be eligible for the dividends received deduction generally allowed to U.S. corporations under the Code.

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

Subject to the PFIC rules described below and to applicable limitations that may vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Japanese taxes withheld from dividends on Shares or ADSs at a rate not exceeding the applicable rate provided for by the Tax Convention will be creditable against the U.S. Holder’s U.S. federal income tax liability. The maximum rate of withholding tax on dividends paid to a U.S. Holder pursuant to the Tax Convention is 10%. As discussed under “Taxation—Japanese Taxation—Shares” above, under current Japanese law, the statutory rate will be lower than the maximum Tax Convention rate through December 31, 2013. After this date, the statutory rate will be higher than the maximum Tax Convention rate. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, U.S. Holders may, upon election, deduct such otherwise creditable Japanese taxes in computing taxable income, subject to generally applicable limitations under U.S. law.

Passive Foreign Investment Company Rules

If, as expected, we are a PFIC for any year during a U.S. Holder’s holding period of the Shares or ADSs, and the U.S. Holder has not made a mark-to-market election for the Shares or ADSs, as described below, the holder will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Upon a disposition of Shares or ADSs (including under certain circumstances, a pledge, and under proposed Treasury regulations, a disposition pursuant to certain otherwise tax-free reorganizations) gain recognized by a U.S. Holder would be allocated ratably over its holding period for the Shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations for such year, as appropriate, and an interest charge would be imposed on the tax liability allocated to such taxable year. Similar rules would apply to any distribution in respect of Shares or ADSs to the extent it exceeds 125 percent of the average of the annual distributions on Shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter (any such distribution, an “excess distribution”). Any loss realized on a disposition of Shares or ADSs will be capital loss, and will be long-term capital loss if the U.S. Holder held the Shares or ADSs for more than one year. The amount of the loss will equal the difference between the U.S. Holder’s tax basis in the Shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such loss will generally be U.S.-source loss for foreign tax credit purposes.

If we are a PFIC for any year during which a U.S. Holder holds Shares or ADSs, we generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder holds Shares or ADSs, even if we cease to meet the threshold requirements for PFIC status.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of our subsidiaries that are PFICs and will be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by subsidiary PFICs and (ii) a disposition of shares of a subsidiary PFIC, even though holders have not received the proceeds of those distributions or dispositions directly.

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

Special rules apply to determine the foreign tax credit with respect to withholding taxes imposed on excess distributions on shares in a PFIC.

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

Interest Rate Risk

Many of our assets and liabilities are composed of floating and fixed rate assets and liabilities. Movements in market interest rates affect gains and losses from fair values of these assets and liabilities. Accordingly, we endeavor to reduce interest rate risk through techniques such as funding interest rate bearing assets through liabilities with similar interest rate characteristics, e.g, financing floating-rate assets with floating-rate liabilities, and likewise fixed-rate assets with fixed-rate liabilities.

We conduct asset liability management through various methods including constructing balance sheets for fixed rate asset and liabilities, and those for floating rate, testing interest rate sensitivities, and producing value at risk. It is our basic policy to control risk volume in interest rate within a fixed range by matching the interest rate sensitivities of assets and liabilities while utilizing interest rate derivatives.

The table of interest rate sensitivity for financial instruments summarizes installment loans, investment in securities (floating and fixed rate) and long- and short-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contractual period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2013 were: 4.5% for installment loans, 1.6% for investment in securities (floating and fixed rate), 1.9% for long- and short-term debt and 0.5% for deposits. As of March 31, 2013, the average payment rate of interest rate swaps was 1.2% and the average receipt rate was 1.6%. The average interest rates of financial instruments as of March 31, 2012 were: 4.2% for installment loans, 1.7% for investments in securities (floating and fixed rate), 2.1% for long- and short-term debt and 0.7% for deposits. As of March 31, 2012, the average payment rate of interest rate swaps was 1.1% and the average receipt rate was 1.6%. As of March 31, 2013, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2012. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY

NONTRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2013 Estimated Fair Value
	Year ended and ending March 31,
	2014	2015	2016	2017	2018
	(Millions of yen)
Assets:
Installment loans (fixed rate)	¥497,918	¥131,049	¥198,448	¥69,526	¥60,272	¥204,841	¥1,162,054	¥1,144,926
Average interest rate	5.2%	6.7%	7.2%	7.1%	6.5%	5.1%	5.9%	—
Installment loans (floating rate)	¥280,640	¥183,556	¥129,735	¥96,669	¥94,032	¥673,684	¥1,458,316	¥1,424,721
Average interest rate	3.6%	3.3%	4.1%	4.4%	4.0%	2.7%	3.3%	—
Investment in securities (fixed rate)	¥146,972	¥56,683	¥61,801	¥55,938	¥69,219	¥286,468	¥677,081	¥695,717
Average interest rate	0.5%	1.3%	1.0%	1.2%	0.9%	2.4%	1.5%	—
Investment in securities (floating rate)	¥52,197	¥2,807	¥3,288	¥2,031	¥1,257	¥11,111	¥72,691	¥71,642
Average interest rate	2.6%	4.8%	3.4%	2.3%	5.0%	3.2%	2.8%	—
Liabilities:
Short-term debt	¥420,726	¥—	¥—	¥—	¥—	¥—	¥420,726	¥420,726
Average interest rate	1.1%	—	—	—	—	—	1.1%	—
Deposits	¥703,452	¥182,935	¥104,776	¥57,090	¥30,334	¥—	¥1,078,587	¥1,081,273
Average interest rate	0.4%	0.8%	0.6%	0.5%	0.4%	—	0.5%	—
Long-term debt (fixed rate)	¥722,602	¥368,923	¥524,409	¥347,757	¥358,025	¥153,861	¥2,475,577	¥2,495,765
Average interest rate	2.3%	2.1%	3.5%	1.7%	1.3%	2.8%	2.5%	—
Long-term debt (floating rate)	¥388,245	¥252,251	¥259,099	¥266,617	¥218,446	¥201,299	¥1,585,957	¥1,586,147
Average interest rate	1.1%	1.4%	1.2%	1.0%	0.9%	1.1%	1.1%	—

NONTRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2013 Estimated Fair Value
	Year ended and ending March 31,
	2014	2015	2016	2017	2018
	(Millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥65,251	¥52,620	¥30,408	¥1,295	¥11,397	¥9,074	¥170,045	¥(1,416)
Average pay rate	1.3%	1.7%	1.5%	2.2%	0.7%	4.6%	1.6%	—
Average receive rate	0.7%	1.1%	0.9	1.0%	0.5%	3.1%	1.0%	—
Notional amount (fixed to floating)	¥—	¥—	¥92,683	¥—	¥3,000	¥—	¥95,683	¥4,611
Average pay rate	—	—	0.5%	—	0.7%	—	0.5%	—
Average receive rate	—	—	2.7%	—	2.1%	—	2.7%	—

The above table excludes “purchased loans” for which there is interest rate exposure. We acquire deteriorated credit loans at a discount for which full collection of all contractually required payments from the debtors is unlikely under ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”). We refer to these as “purchased loans”. It is difficult to estimate the timing and extent of collection for these loans. The total book value of our purchased loans as of March 31, 2013 was to ¥70,801 million.

We are also exposed to interest rate risks on life insurance policies issued by ORIX Life Insurance Corporation because policy payments we receive do not fluctuate based on changes in market interest rates. As such, changes in market interest rates may affect the fair value of these policies as well as our obligations under insurance products, (based on actuarial determinations).

Exchange Rate Risk

We hold foreign currency-denominated assets and liabilities and deal in foreign currencies. It is our policy to match balances of foreign currency-denominated assets and liabilities as a means of hedging exchange rate risk. There are, however, cases where a certain part of our foreign currency-denominated investments are not hedged for such risk.

Furthermore, surplus capital accumulated in foreign currencies in our overseas subsidiaries is translated to Japanese yen upon consolidation. ORIX shareholders’ equity is accordingly subject to exchange rate risk arising from such translations.

We identified all positions subject to a change in the value of the currency and calculated potential losses in future earnings resulting from several hypothetical scenarios experiencing 10% changes in related currencies. The largest such losses were estimated in scenarios where the euro appreciated 10% against the U.S. dollar from the rate in effect on March 31, 2012 and 2013. Based on these scenarios, exchange losses in future earnings were estimated to be ¥1,603 million and ¥1,382 million as of March 31, 2012 and 2013, respectively.

Risk of Market Prices in Stocks

We have marketable stocks that are subject to price risk arising from changes in their market prices. Our shareholders’ equity and net income bear risks due to changes in the market prices of these securities. To manage these risks of market price fluctuations, we assume a scenario of a 10% uniform downward movement in stock prices compared with stock prices as of March 31, 2012 and 2013, respectively, and under such circumstances estimate a ¥8,510 million and ¥8,841 million decrease in the fair value of our equity securities as of March 31, 2012 and 2013.

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

PAYMENTS TO ORIX FROM THE DEPOSITARY

The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, NYSE listing fee, and proxy voting and related expenses. In fiscal 2013, this amount was $80,000.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

In order to improve the convenience and liquidity of our securities on exchanges where our shares are listed, in accordance with “Action Plan for Consolidating Trading Units” issued in November 2007 by the securities exchanges in Japan, the Company implemented a 10-for-1 stock split of shares of its common stock on March 31, 2013, pursuant to which one hundred shares constitutes one unit as of April 1, 2013. The change resulted is no substantive change in trading unit price levels. As a result of the stock split, the ratio of ADRs to underlying shares changed from 0.5 underlying shares per one ADR to five underlying shares per one ADR. The change has not affected ADR unit price levels or other material ADR terms.

Item 15. Controls and Procedures

As of March 31, 2013, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, as amended). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding the achievement of management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms. There has been no change in the ORIX Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The Company’s management assessed the effectiveness of our internal control over financial reporting as of March 31, 2013 by using the criteria set forth in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2013.

The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our financial statements as of and for the year ended March 31, 2013, as stated in their attestation report which is included in Item 18 (page F-3).

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Eiko Tsujiyama is an “audit committee financial expert,” within the meaning of the current rules of the U.S. Securities and Exchange Commission. Eiko Tsujiyama is “independent” as required by Section 303A.06 of the New York Stock Exchange Listed Company Manual.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Pursuant to our Code of Ethics, last amended in July 2012, officers of ORIX covered by ORIX’s Code of Ethics are required to promptly bring to the attention of the Company’s Executive Officer of the Group Legal and Compliance Department any information concerning any violations of the Code of Ethics.

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2012 and 2013, our auditors (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥1,419 million and ¥1,458 million, respectively, for direct audit fees.

AUDIT-RELATED FEES

In fiscal 2012 and 2013, our auditors billed us ¥49 million and ¥119 million, respectively, for audit-related services, including services related to due diligence.

TAX FEES

In fiscal 2012 and 2013, our auditors billed us ¥68 million and ¥159 million, respectively, for tax-related services, including tax compliance and tax advice.

ALL OTHER FEES

In fiscal 2012 and 2013, our auditors billed us ¥16 million and ¥2 million, respectively, for other products and services which primarily consisted of advisory services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2013	(a) Total number of Shares Purchased(1)	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs(2)
April 2012	20	¥756	0	¥0
May 2012	0	—	0	0
June 2012	0	—	0	0
July 2012	0	—	0	0
August 2012	0	—	0	0
September 2012	90	775	0	0
October 2012	80	805	0	0
November 2012	0	—	0	0
December 2012	130	901	0	0
January 2013	340	946	0	0
February 2013	480	1,040	0	0
March 2013	1,650	1,156	0	0

Total	2,790	¥1,073	0	¥0

(1)

One unit of the Shares comprises 100 Shares, amended from 10 Shares on April 1, 2013. Each unit of Shares has one vote. A holder who owns Shares in other than a multiple of 100 will own less than a whole unit (i.e., for the portion constituting fewer than 100 Shares). Under the unit share system, holders of Shares constituting less than a unit have the right to require ORIX to purchase their Shares and the right to require ORIX to sell them additional Shares to create a whole unit of 100 Shares.

(2)	There is no plan or program to purchase Shares announced in fiscal 2013 and up until the filing of this annual report.
(3)

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of Shares Purchased and Average Price Paid per Share have been adjusted retrospectively to reflect the stock split.

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

The composition of our board of directors and its committees differs significantly in terms of independence from the composition requirements for boards and committees that U.S. companies must satisfy in order to maintain a NYSE listing. We are not required to meet the NYSE’s independence requirements for individuals on our board of directors or our Nominating, Audit, and Compensation Committees. Under Japanese law, a majority of the membership on our committees must be “outside directors”—a Japanese law concept that shares similarities with the U.S. concept of “independent director.” However, we are not required to include on our board of directors a majority of outside directors, nor are we required to compose our committees exclusively from outside directors. Six of our 13 directors are considered outside directors.

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

See pages F-1 through F-120.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2012 and 2013 (page F-4);

(b)	Consolidated Statements of Income for the years ended March 31, 2011, 2012 and 2013 (page F-6);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2011, 2012 and 2013 (page F-8);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2011, 2012 and 2013 (page F-9);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2011, 2012 and 2013 (page F-11);

(f)	Notes to Consolidated Financial Statements (page F-12 to F-119);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-120).

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on April 1, 2013.

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 24, 2008 (Incorporated by reference from the annual report on Form 20-F filed on July 2, 2008, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on July 17, 2012.

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated.

Exhibit 8.1	List of subsidiaries.

Exhibit 11.1	Code of Ethics, as amended on July 20, 2012.

Exhibit 12.1	Certifications required by Rule 13a-14 (a) (17 CFR 240.13a-14 (a)) or Rule 15d-14 (a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14 (b) (17 CFR 240.13a-14 (b)) or Rule 15d-14 (b) (17 CFR 240.15d 14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 101	Instance Document.

Exhibit 101	Schema Document.

Exhibit 101	Calculation Linkbase Document.

Exhibit 101	Definition Linkbase Document.

Exhibit 101	Labels Linkbase Document.

Exhibit 101	Presentation Linkbase Document.

We have not included as exhibits certain instruments with relating to our long-term debt or the long-term debt of our subsidiaries. The total amount of securities of us or our subsidiaries authorized under any such instrument does not exceed 10% of our consolidated total assets. We hereby agree to furnish to the SEC, upon its request, a copy of any and all such instruments.

SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ORIX KABUSHIKI KAISHA

By:	/s/ HARUYUKI URATA
Name:	Haruyuki Urata
Title:	Attorney-in-Fact Chief Financial Officer

Date: June 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2013. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 (af) to the consolidated financial statements, ORIX Corporation has changed its method of accounting for deferred policy acquisition costs retrospectively in the year ended March 31, 2013 due to the adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ORIX Corporation’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 27, 2013 expressed an unqualified opinion on the effectiveness of ORIX Corporation’s internal control over financial reporting.

KPMG AZSA LLC

Tokyo, Japan

June 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited ORIX Corporation’s (a Japanese corporation) internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on ORIX Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, ORIX Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2013, expressed in Japanese yen, and our report dated June 27, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA LLC

Tokyo, Japan

June 27, 2013

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2012 AND 2013

ORIX Corporation and Subsidiaries

	Millions of yen
	2012	2013
ASSETS
Cash and Cash Equivalents	¥786,892	¥826,296
Restricted Cash	123,295	106,919
Time Deposits	24,070	8,356
Investment in Direct Financing Leases	900,886	989,380
Installment Loans	2,769,898	2,691,171

(The amounts of ¥19,397 million of installment loans as of March 31, 2012 and ¥16,026 million of installment loans as of March 31, 2013 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(136,588)	(104,264)
Investment in Operating Leases	1,309,998	1,395,533
Investment in Securities	1,147,390	1,093,668
(The amount of ¥5,800 million of investment in securities as of March 31, 2013 is measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)
Other Operating Assets	206,109	233,258
Investment in Affiliates	331,717	326,732
Other Receivables	188,108	196,626
Inventories	79,654	41,489
Prepaid Expenses	39,547	50,323
Office Facilities	123,338	108,757
Other Assets	438,516	475,466

Total Assets	¥8,332,830	¥8,439,710

Note

1:      Fiscal 2012 amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

2: The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	2012	2013
Cash and Cash Equivalents	¥11,836	¥9,439
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	232,575	205,989
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	709,863	528,976
Investment in Operating Leases	269,267	199,190
Investment in Securities	50,059	37,641
Investment in Affiliates	13,899	13,820
Others	91,240	98,885

	¥1,378,739	¥1,093,940

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF MARCH 31, 2012 AND 2013

ORIX Corporation and Subsidiaries

	Millions of yen
	2012	2013
LIABILITIES AND EQUITY
Liabilities:
Short-Term Debt	¥457,973	¥420,726
Deposits	1,103,514	1,078,587
Trade Notes, Accounts Payable and Other Liabilities	290,466	312,922
Accrued Expenses	110,057	121,281
Policy Liabilities	405,017	426,007
Income Taxes:
Current	7,849	11,651
Deferred	90,278	131,406
Security Deposits	142,092	146,402
Long-Term Debt	4,267,480	4,061,534

Total Liabilities	6,874,726	6,710,516

Redeemable Noncontrolling Interests	37,633	41,621

Commitments and Contingent Liabilities
Equity:
Common stock:
Authorized 2,590,000,000 shares
Issued 1,102,544,220 shares as of March 31, 2012 and 1,248,714,760 shares as of March 31, 2013	144,026	194,039
Additional paid-in capital	179,223	229,600
Retained earnings	1,202,450	1,305,044
Accumulated other comprehensive income (loss)	(96,056)	(36,263)
Treasury stock, at cost:
27,327,010 shares as of March 31, 2012 and 27,281,710 shares as of March 31, 2013	(48,907)	(48,824)

ORIX Corporation Shareholders’ Equity	1,380,736	1,643,596
Noncontrolling interests	39,735	43,977

Total Equity	1,420,471	1,687,573

Total Liabilities and Equity	¥8,332,830	¥8,439,710

Note

1:      Fiscal 2012 amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

2:      On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of shares has been adjusted retrospectively to reflect the stock split for all periods presented.

3: The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries are below:

	Millions of yen
	2012	2013
Short-Term Debt	¥1,233	¥1,710
Trade Notes, Accounts Payable and Other Liabilities	8,120	3,503
Security Deposits	8,333	5,679
Long-Term Debt	1,039,927	806,857
Others	5,829	5,649

	¥1,063,442	¥823,398

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

ORIX Corporation and Subsidiaries

	Millions of yen
	2011	2012	2013
Revenues:
Direct financing leases	¥51,211	¥50,934	¥54,356
Operating leases	269,793	287,202	300,665
Interest on loans and investment securities	169,932	147,888	155,963
Brokerage commissions and net gains on investment securities	19,579	29,337	34,814
Life insurance premiums and related investment income	118,203	128,211	138,726
Real estate sales	54,741	61,029	38,804
Gains on sales of real estate under operating leases	5,103	2,215	5,800
Other operating revenues	252,444	264,005	336,510

Total revenues	941,006	970,821	1,065,638

Expenses:
Interest expense	122,128	110,334	101,275
Costs of operating leases	179,792	184,156	197,484
Life insurance costs	89,382	93,421	98,599
Costs of real estate sales	58,930	59,534	39,430
Other operating expenses	147,049	152,827	200,146
Selling, general and administrative expenses	202,046	195,477	225,647
Provision for doubtful receivables and probable loan losses	31,065	19,186	10,016
Write-downs of long-lived assets	17,400	15,167	19,117
Write-downs of securities	21,747	16,470	22,838
Foreign currency transaction loss (gain), net	(160)	(218)	488

Total expenses	869,379	846,354	915,040

Operating Income	71,627	124,467	150,598
Equity in Net Income of Affiliates	16,806	1,972	14,037
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	1,199	3,317	7,883

Income before Income Taxes and Discontinued Operations	89,632	129,756	172,518
Provision for Income Taxes	24,673	45,475	53,656

Income from Continuing Operations	¥64,959	¥84,281	¥118,862

Discontinued Operations:
Income (Loss) from discontinued operations, net	¥13,924	¥(466)	¥(125)
Provision for income taxes	(7,530)	2,086	321

Discontinued operations, net of applicable tax effect	6,394	1,620	196

Net Income	71,353	85,901	119,058

Net Income (Loss) Attributable to the Noncontrolling Interests	2,373	(332)	3,164

Net Income Attributable to the Redeemable Noncontrolling Interests	2,959	2,724	3,985

Net Income Attributable to ORIX Corporation Shareholders	¥66,021	¥83,509	¥111,909

Note

1:      Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

2:      Fiscal 2011 and 2012 amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

ORIX Corporation and Subsidiaries

	Millions of yen
	2011	2012	2013
Income attributable to ORIX Corporation shareholders:
Income from continuing operations	¥59,567	¥81,154	¥112,116
Discontinued operations	6,454	2,355	(207)

Net income attributable to ORIX Corporation shareholders	¥66,021	¥83,509	¥111,909

	Yen
	2011	2012	2013
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥55.42	¥75.49	¥103.06
Discontinued operations	6.00	2.19	(0.19)

Net income attributable to ORIX Corporation shareholders	¥61.42	¥77.68	¥102.87
Diluted:
Income from continuing operations	¥46.94	¥63.25	¥87.53
Discontinued operations	4.89	1.78	(0.16)

Net income attributable to ORIX Corporation shareholders	¥51.83	¥65.03	¥87.37
Cash Dividends	7.50	8.00	9.00

Note	1: The accompanying notes to consolidated financial statements are an integral part of these statements.

2:      On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The amounts per share of common stock for income attributable to ORIX Corporation shareholders and cash dividends have been adjusted retrospectively to reflect the stock split for all periods presented.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

ORIX Corporation and Subsidiaries

	Millions of yen
	2011	2012	2013
Net Income	¥71,353	¥85,901	¥119,058

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	7,663	5,121	13,330
Net change of defined benefit pension plans	(2,006)	(3,247)	4,759
Net change of foreign currency translation adjustments	(21,186)	(1,392)	50,979
Net change of unrealized gains (losses) on derivative instruments	(782)	(1,170)	268

Total other comprehensive income (loss)	(16,311)	(688)	69,336

Comprehensive Income	55,042	85,213	188,394

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	1,734	(849)	7,394

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	606	2,409	9,209

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥52,702	¥83,653	¥171,791

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2010	¥143,939	¥178,661	¥1,104,779	¥(79,459)	¥(49,236)	¥1,298,684	¥17,777	¥1,316,461

Cumulative effect of applying new accounting standards for the consolidation of variable interest entities			(22,495)	(3,406)		(25,901)	4,233	(21,668)
Cumulative effect of change in accounting principle*2			(11,505)			(11,505)	0	(11,505)

Balance at April 1, 2010	143,939	178,661	1,070,779	(82,865)	(49,236)	1,261,278	22,010	1,283,288

Contribution to subsidiaries						0	3,864	3,864
Transaction with noncontrolling interests		200		4		204	(2,450)	(2,246)
Comprehensive income (loss), net of tax:
Net income			66,021			66,021	2,373	68,394
Other comprehensive income (loss)
Net change of unrealized gains on investment in securities				7,605		7,605	58	7,663
Net change of defined benefit pension plans				(2,006)		(2,006)	0	(2,006)
Net change of foreign currency translation adjustments				(18,118)		(18,118)	(715)	(18,833)
Net change of unrealized gains (losses) on derivative instruments				(800)		(800)	18	(782)

Total other comprehensive income (loss)						(13,319)	(639)	(13,958)

Total comprehensive income (loss)						52,702	1,734	54,436

Cash dividends			(8,061)			(8,061)	(3,471)	(11,532)
Conversion of convertible bond	7	7				14	0	14
Exercise of stock options	49	49				98	0	98
Compensation cost of stock options		142				142	0	142
Acquisition of treasury stock					(70)	(70)	0	(70)
Other, net		78	61		136	275	0	275

Balance at March 31, 2011	143,995	179,137	1,128,800	(96,180)	(49,170)	1,306,582	21,687	1,328,269

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Contribution to subsidiaries						0	21,503	21,503
Transaction with noncontrolling interests		52		(20)		32	(502)	(470)
Comprehensive income (loss), net of tax:
Net income			83,509			83,509	(332)	83,177
Other comprehensive income (loss)
Net change of unrealized gains on investment in securities				4,642		4,642	479	5,121
Net change of defined benefit pension plans				(3,245)		(3,245)	(2)	(3,247)
Net change of foreign currency translation adjustments				(98)		(98)	(979)	(1,077)
Net change of unrealized gains (losses) on derivative instruments				(1,155)		(1,155)	(15)	(1,170)

Total other comprehensive income (loss)						144	(517)	(373)

Total comprehensive income (loss)						83,653	(849)	82,804

Cash dividends			(8,599)			(8,599)	(2,104)	(10,703)
Conversion of convertible bond	3	3				6	0	6
Exercise of stock options	28	27				55	0	55
Acquisition of treasury stock					(1)	(1)	0	(1)
Other, net		4	(1,260)		264	(992)	0	(992)

Balance at March 31, 2012	144,026	179,223	1,202,450	(96,056)	(48,907)	1,380,736	39,735	1,420,471
Contribution to subsidiaries						0	2,229	2,229
Transaction with noncontrolling interests		98		(89)		9	(143)	(134)
Comprehensive income (loss), net of tax:
Net income			111,909			111,909	3,164	115,073
Other comprehensive income (loss)
Net change of unrealized gain on investment in securities				12,829		12,829	501	13,330
Net change of defined benefit pension plans				4,758		4,758	1	4,759
Net change of foreign currency translation adjustments				42,020		42,020	3,735	45,755
Net change of unrealized gains (losses) on derivative instruments				275		275	(7)	268

Total other comprehensive income (loss)						59,882	4,230	64,112

Total comprehensive income (loss)						171,791	7,394	179,185

Cash dividends			(9,676)			(9,676)	(5,238)	(14,914)
Conversion of convertible bond	49,840	49,933				99,773	0	99,773
Exercise of stock options	173	172				345	0	345
Acquisition of treasury stock					(3)	(3)	0	(3)
Other, net		174	361		86	621	0	621

Balance at March 31, 2013	¥194,039	¥229,600	¥1,305,044	¥(36,263)	¥(48,824)	¥1,643,596	¥43,977	¥1,687,573

1.	Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 18 (“Redeemable Noncontrolling Interests”).
2.	Cumulative effect of change in accounting principle represents the cumulative effect of the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)).

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2011, 2012 AND 2013

ORIX Corporation and Subsidiaries

	Millions of yen
	2011	2012	2013
Cash Flows from Operating Activities:
Net income	¥71,353	¥85,901	¥119,058
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	163,546	165,193	178,840
Provision for doubtful receivables and probable loan losses	31,065	19,186	10,016
Increase (Decrease) in policy liabilities	(11,615)	6,421	20,990
Deferred tax provision (benefit)	(19,624)	16,362	32,655
Equity in net income of affiliates (excluding interest on loans)	(14,337)	(889)	(12,874)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(1,199)	(3,317)	(7,883)
Gains on sales of available-for-sale securities	(4,867)	(8,918)	(17,252)
Gains on sales of real estate under operating leases	(5,103)	(2,215)	(5,800)
Gains on sales of operating lease assets other than real estate	(9,968)	(14,721)	(14,032)
Write-downs of long-lived assets	17,400	15,167	19,117
Write-downs of securities	21,747	16,470	22,838
Decrease (Increase) in restricted cash	(6,659)	(5,188)	33,852
Decrease (Increase) in trading securities	(28,372)	55,173	(16,264)
Decrease in inventories	27,596	26,830	37,918
Decrease (Increase) in other receivables	16,006	(7,893)	20,782
Increase (Decrease) in trade notes, accounts payable and other liabilities	(22,042)	22,760	(8,715)
Other, net	(12,547)	(53,328)	(21,942)

Net cash provided by operating activities	212,380	332,994	391,304

Cash Flows from Investing Activities:
Purchases of lease equipment	¥(561,919)	¥(603,060)	¥(736,373)
Principal payments received under direct financing leases	384,288	348,549	381,080
Installment loans made to customers	(719,190)	(741,570)	(918,777)
Principal collected on installment loans	1,130,718	918,565	1,193,884
Proceeds from sales of operating lease assets	159,369	174,139	173,890
Investment in affiliates, net	36,945	17,808	(19,206)
Proceeds from sales of investment in affiliates	4,622	2,864	3,280
Purchases of available-for-sale securities	(742,816)	(654,873)	(684,870)
Proceeds from sales of available-for-sale securities	340,634	279,367	417,534
Proceeds from redemption of available-for-sale securities	310,594	361,881	373,729
Purchases of held-to-maturity securities	0	(182)	(46,567)
Purchases of other securities	(48,538)	(44,654)	(26,855)
Proceeds from sales of other securities	25,614	24,832	40,568
Purchases of other operating assets	(14,219)	(17,282)	(15,152)
Acquisitions of subsidiaries, net of cash acquired	(46,554)	(9,252)	(43,223)
Sales of subsidiaries, net of cash disposed	12,685	7,554	(171)
Other, net	(20,635)	(22,929)	12,886

Net cash provided by investing activities	251,598	41,757	105,657

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	¥(72,584)	¥(59,769)	¥(20,507)
Proceeds from debt with maturities longer than three months	1,488,199	1,488,111	1,365,827
Repayment of debt with maturities longer than three months	(1,918,774)	(1,782,081)	(1,790,616)
Net increase in deposits due to customers	166,012	40,288	6,623
Cash dividends paid to ORIX Corporation shareholders	(8,061)	(8,599)	(9,676)
Contribution from noncontrolling interests	0	20,258	1,133
Cash dividends paid to redeemable noncontrolling interests	(6,008)	(1,079)	(5,763)
Net decrease in call money	(8,000)	(10,000)	0
Other, net	(4,374)	(5,606)	(14,214)

Net cash used in financing activities	(363,590)	(318,477)	(467,193)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(7,348)	(1,509)	9,636

Net Increase in Cash and Cash Equivalents	93,040	54,765	39,404

Cash and Cash Equivalents at Beginning of Year	639,087	732,127	786,892

Cash and Cash Equivalents at End of Year	¥732,127	¥786,892	¥826,296

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

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is dependent upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where, under terms of the lease or related maintenance agreements, the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation and is depreciated over their estimated useful lives mainly on a straight-line basis. The estimated average useful lives of principal operating lease assets classified as transportation equipment is 9 years, measuring and information-related equipment is 4 years, real estate (other than land) is 32 years and other is 7 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows of the real estate in the form of management or operation of the real estate. Where the Company or its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, whereas if the Company or its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

Estimates of residual values are based on current market values of used equipment, estimates of when and how much equipment will become obsolete and actual recovery being experienced for similar used equipment.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

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

Non-accrual policy—In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

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

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies (see (ag) regarding the retrospective adoption of Accounting Standards Update 2010-26 for deferred policy acquisition costs).

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

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(h) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”). Under ASC 360-10, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques, such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(i) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the Company’s share, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”).

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

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

about the collectibility of debt securities. The Company and its subsidiaries do not consider that an other-than-temporary impairment for a debt security has occurred if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if any of the above mentioned three conditions are not met. For the debt security for which an other-than-temporary impairment is considered to have occurred, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

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

Effective for the fiscal year ended March 31, 2012, the Company and certain consolidated subsidiaries have elected to file a consolidated tax return for National Corporation tax purposes.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Until March 31, 2010, certain trusts and special-purpose entities that met the conditions of qualifying special-purpose entities (“QSPEs”) were not consolidated under the previous consolidation guidance for variable interest entities (“VIEs”) and the Company and its subsidiaries had accounted for those securitization transactions in which the financial assets were transferred to QSPEs as a sale when control over the transferred assets was surrendered.

From April 1, 2010, the Company and its subsidiaries have adopted Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)), which removed the exemption from consolidation previously given to QSPEs and any SPEs for securitizing financial assets have become subject to the consolidation rule for VIEs. As a result, trusts or SPEs used in securitization transactions including those that were previously considered to be QSPEs have been consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as direct financing lease receivables, loan receivable and investment securities, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee which is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

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

(l) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”), and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in the fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

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

Changes in the fair value of derivatives that are not held as a hedge, such as those held for trading use, or the ineffective portion of the change in fair value of derivatives that qualify as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and the hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(m) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods, with assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

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

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2013 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under U.S. GAAP.

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of shares and per share data have been adjusted retrospectively to reflect the stock split for all periods presented. This stock split on April 1, 2013 was not considered to be a stock dividend under U.S. GAAP.

(p) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(q) Restricted cash

Restricted cash consists of deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse loans, trust accounts under securitization programs and others.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities and senior housing), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2011, 2012 and 2013 are ¥6,857 million, ¥6,606 million and ¥8,274 million, respectively. Accumulated depreciation was ¥37,765 million and ¥48,313 million as of March 31, 2012 and 2013, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for land improvement and up to 20 years for others.

(s) Other receivables

Other receivables primarily include payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets, and derivative assets.

(t) Inventories

Inventories primarily consist of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2012 and 2013, advance and/or progress payments were ¥69,816 million and ¥34,556 million, respectively, and finished goods were ¥9,838 million and ¥6,933 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain subsidiaries recorded ¥9,844 million, ¥4,039 million and ¥3,377 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale for fiscal 2011, 2012 and 2013, respectively, resulting from an increase in development costs and/or a decrease in expected sales price. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2011, 2012 and 2013 are ¥2,857 million, ¥3,228 million and ¥2,994 million, respectively. Accumulated depreciation was ¥39,492 million and ¥41,698 million as of March 31, 2012 and 2013, respectively. Estimated useful lives range up to 62 years for buildings and fixtures and up to 20 years for machinery and equipment.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs, which are amortized over the contract periods, leasehold deposits, advance payments made in relation to purchases of assets to be leased and to construction of real estate for operating lease, and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles—Goodwill and Other”). ASC 805 requires that all business combinations be accounted for using the acquisition method. It also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at the acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events or changes occur. The Company and its subsidiaries adopted Accounting Standards Update 2011-08 (“Testing Goodwill for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) during the fiscal year ended March 31, 2012. According to ASU 2011-08, the Company and its subsidiaries may perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, then the Company and/or subsidiaries perform the second step of the goodwill impairment test by comparing the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments. The Company and its subsidiaries perform the qualitative assessment for some goodwill but bypass the qualitative assessment and proceed directly to the first step of the two-step impairment test for other goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries adopted Accounting Standards Update 2012-02 (“Testing Indefinite-Lived Intangible Assets for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) during the fiscal year ended March 31, 2013. According to ASU 2012-02, the Company and its subsidiaries may perform a qualitative assessment to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets

Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”).

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables, guarantee liabilities, and derivative liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥3,646 million, ¥2,395 million and ¥1,707 million in fiscal 2011, 2012 and 2013, respectively, related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2011, 2012 and 2013 are ¥6,165 million, ¥5,888 million and ¥11,579 million, respectively.

(aa) Discontinued operations

The Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flows and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for prior periods presented have also been reclassified as discontinued operations in the accompanying consolidated statements of income.

(ab) Earnings per share

Basic earnings per share is computed by dividing income attributable to ORIX Corporation shareholders from continuing operations and net income attributable to ORIX Corporation shareholders by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retroactively. For discussion of stock splits, see Note 27 (“Per Share Data”).

Furthermore, the Company and its subsidiaries apply ASC 260-10-45-43 to 44 (“Earnings Per Share—Contingently Convertible Instruments”) to Liquid Yield Option Notes™.

(ac) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

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

(ad) Redeemable noncontrolling interests

Noncontrolling interests in certain subsidiaries are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-s99-3A) (“Classification and Measurement of Redeemable Securities”).

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

These Updates are effective as of the beginning of the fiscal year that begins after November 15, 2009, for interim periods within that fiscal year, and for fiscal years and interim periods thereafter. The Company and its subsidiaries adopted these Updates on April 1, 2010. The effects of adopting these Updates on the Company and its subsidiaries’ financial conditions at the initial adoption date was an increase of ¥1,147 billion on total assets, an increase of ¥1,169 billion on total liabilities and a decrease of ¥22 billion on retained earnings, net of tax, respectively, in the consolidated balance sheets. These are mainly related to consolidation of VIEs used for securitization.

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

In July 2010, Accounting Standards Update 2010-20 (“Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”—ASC 310 (“Receivables”)) was issued. This Update enhances disclosures about the credit quality of financing receivables and the allowance for credit losses, by requiring an entity to provide disaggregated information by portfolio segment or class of financing receivables, credit quality indicators, past due information, and information about modifications of its financing receivables, and other information. This Update requires the disclosures as of the end of a reporting period, and the disclosures about activity that occurs during a reporting period. The Company and its subsidiaries adopted the period-end disclosure requirements for the period ended December 31, 2010, and the activity disclosure requirements for the period beginning on April 1, 2011, respectively. This Update only relates to certain disclosure requirements and its adoption had no effect on the Company and its subsidiaries’ results of operations or financial position. In April 2011, Accounting Standards Update 2011-02 (“A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring”—ASC 310 (“Receivables”)) was issued. This Update clarifies the guidance on a creditor’s evaluation of whether a restructuring constitutes a troubled debt restructuring. Additionally, this Update requires entities to disclose certain information about troubled debt restructuring, which was deferred by the adoption of Accounting Standards Update 2011-01 (“Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20”—ASC 310 (“Receivables”)). The Company and its subsidiaries adopted this Update on July 1, 2011 and applied the amendments in this Update retrospectively to restructurings that occurred on or after April 1, 2011. The adoption did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In October 2010, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued. This Update modifies the definition of the types of costs relating to the acquisition of new and renewal insurance contracts that can be deferred as deferred policy acquisition costs, and specifies that only certain costs related directly to the successful acquisition of new or renewal insurance contracts should be deferred. In accordance with the amendment in this Update, the advertising cost which does not meet certain capitalization criteria, and the cost

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

relating to unsuccessful contract acquisition should be charged to expense as incurred. The Company and its subsidiaries adopted this Update retrospectively to prior period financial statements on April 1, 2012. The effect of the retrospective adoption on the financial position at the initial adoption date was a decrease of approximately ¥22 billion in other assets and a decrease of approximately ¥15.4 billion in retained earnings, net of tax, in the consolidated balance sheets. In addition, the effect of the retrospective adoption on financial results for the fiscal year ended March 31, 2011 was a decrease of ¥1,254 million in income from continuing operations and net income attributable to ORIX Corporation Shareholders, respectively. The effect of the retrospective adoption on financial results for the fiscal year ended March 31, 2012 was a decrease of ¥2,641 million in income from continuing operations and net income attributable to ORIX Corporation Shareholders, respectively. The basic and diluted earnings per share for net income attributable to ORIX Corporation Shareholders for the fiscal year ended March 31, 2011 decreased by ¥1.17* and ¥0.95*, respectively. The basic and diluted earnings per share for net income attributable to ORIX Corporation Shareholders for the fiscal year ended March 31, 2012 decreased by ¥2.46* and ¥2.00*, respectively. (* On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The per share data has been adjusted retrospectively to reflect the stock split for all periods presented.)

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

In June 2011, Accounting Standards Update 2011-05 (“Presentation of Comprehensive Income”—ASC 220 (“Comprehensive Income”)) was issued. Under this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The Update does not change the items that must be reported in other

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Update does not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects. The Update does not affect how earnings per share is calculated or presented. In December 2011, Accounting Standards Update 2011-12 (Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05) was issued. This Update defers the effective date for certain amendments in Accounting Standards Update 2011-05 which require an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from accumulated other comprehensive income to net income. The Company and its subsidiaries adopted these Updates on April 1, 2012. These Updates only relate to certain disclosure requirements and the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position. In February 2013, Accounting Standards Update 2013-02 (“Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”—ASC 220 (“Comprehensive Income”)) was issued. This Update supersedes the reporting requirement for reclassifications out of accumulated other comprehensive income, originally required under Accounting Standards Update 2011-05, for which the effective date was deferred by Accounting Standards Update 2011-12. This Update requires an entity to present information about amounts reclassified out of accumulated other comprehensive income, their corresponding effect on line items of net income and other information by component. An entity shall provide the information together, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statement. The Update is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012 with early adoption permitted. The Update only relates to certain disclosure requirements and the adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In September 2011, Accounting Standards Update 2011-08 (“Testing Goodwill for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) was issued. This Update permits an entity to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount including goodwill before performing the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is not required. The Company and its subsidiaries adopted this Update in the period ended March 31, 2012. The adoption of this Update did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

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

In December 2011, Accounting Standards Update 2011-11 (“Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update requires all entities that have financial instruments and derivative instruments that are either offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements. In January 2013, Accounting Standards Update 2013-01 (“Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update clarifies that the scope of Update 2011-11 applies to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

subject to an enforceable master netting arrangement or similar agreement. These Updates are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. These Updates only relate to certain disclosure requirements and the adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2012, Accounting Standards Update 2012-02 (“Testing Indefinite-Lived Intangible Assets for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) was issued. This Update permits an entity first to assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived asset is impaired, then the entity is not required to calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. The Company and its subsidiaries adopted this Update in the period ended March 31, 2013. The adoption of this Update did not have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In February 2013, Accounting Standards Update 2013-04 (“Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date”—ASC 405 (“Liabilities”)) was issued. This Update requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In March 2013, Accounting Standards Update 2013-05 (“Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”—ASC 830 (“Foreign Currency Matters”)) was issued. This Update requires that when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business within a foreign entity, the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. This Update continues to require an entity to release a pro rata portion of the cumulative translation adjustment into net income upon a partial sale of an equity method investment that is a foreign entity. This Update requires an acquirer to release any related cumulative translation adjustment into net income when the acquirer obtains a controlling financial interest in a foreign entity that was previously an equity method affiliate in a business combination achieved in stages. The Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In April 2013, Accounting Standards Update 2013-07 (“Liquidation Basis of Accounting”—ASC 205 (“Presentation of Financial Statements”)) was issued. This Update requires an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent and provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting. The Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In June 2013, Accounting Standards Update 2013-08 (“Amendments to the Scope, Measurement, and Disclosure Requirements”—ASC 946 (“Financial Services—Investment Companies”)) was issued. This Update changes the approach to the investment company assessment, clarifies the characteristics of an investment company, and provides comprehensive guidance for assessing whether an entity is an investment company. This Update requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. This Update requires an investment company to disclose the additional information about an entity’s status as an investment company and financial support provided or contractually required to be provided by an investment company to its investees. The Update is effective for interim and annual reporting periods in fiscal years that begin after December 15, 2013. Early adoption is prohibited. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

(ag) Reclassifications

Certain amounts in fiscal 2011 and 2012 consolidated financial statements have been reclassified to conform to fiscal 2013 presentation.

2. Fair Value Measurements

The Company and its subsidiaries adopted ASC 820-10 (“Fair Value Measurement”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

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

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading securities, available-for-sale securities, certain investment funds and derivatives at fair value on a recurring basis.

The Company and its subsidiaries adopted Accounting Standards Update 2011-04 (“Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”—ASC 820 (“Fair Value Measurement”)) on January 1, 2012. This Update is intended to result in a consistent definition of fair value and common requirements for measuring fair value and for disclosures about fair value between U.S. GAAP and IFRS. Consequently, this Update changes some fair value measurement principles and enhances the disclosure requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and March 31, 2013:

	March 31, 2012
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Loans held for sale*1	¥19,397	¥0	¥19,397	¥0
Trading securities	12,817	384	12,433	0
Available-for-sale securities	886,487	173,056	469,776	243,655
Japanese and foreign government bond securities	220,915	105,353	115,562	0
Japanese prefectural and foreign municipal bond securities	57,359	33	57,326	0
Corporate debt securities	280,222	0	277,310	2,912
Specified bonds issued by SPEs in Japan	139,152	0	0	139,152
CMBS and RMBS in the U.S., and other asset- backed securities	95,328	0	2,147	93,181
Other debt securities	8,410	0	0	8,410
Equity securities	85,101	67,670	17,431	0
Other securities	5,178	0	5,178	0
Investment funds	5,178	0	5,178	0
Derivative assets	17,212	649	11,270	5,293
Interest rate swap agreements	4,624	0	4,624	0
Options held, caps held and other	5,924	0	631	5,293
Futures, foreign exchange contracts	1,027	649	378	0
Foreign currency swap agreements	5,540	0	5,540	0
Credit derivatives held	97	0	97	0

	¥941,091	¥174,089	¥518,054	¥248,948

Financial Liabilities:
Derivative liabilities	¥16,659	¥412	¥16,247	¥0
Interest rate swap agreements	1,277	0	1,277	0
Options written and other	4,430	0	4,430	0
Futures, foreign exchange contracts	5,497	412	5,085	0
Foreign currency swap agreements	5,432	0	5,432	0
Credit derivatives held	23	0	23	0

	¥16,659	¥412	¥16,247	¥0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2013
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Loans held for sale*1	¥16,026	¥0	¥16,026	¥0
Trading securities	33,041	2,184	30,857	0
Available-for-sale securities	757,299	166,398	453,923	136,978
Japanese and foreign government bond securities	278,717	98,990	179,727	0
Japanese prefectural and foreign municipal bond securities	61,090	0	61,090	0
Corporate debt securities	196,835	0	190,311	6,524
Specified bonds issued by SPEs in Japan	63,244	0	0	63,244
CMBS and RMBS in the U.S., and other asset- backed securities	60,691	0	1,792	58,899
Other debt securities	8,311	0	0	8,311
Equity securities	88,411	67,408	21,003	0
Other securities	5,800	0	0	5,800
Investment funds*2	5,800	0	0	5,800
Derivative assets	14,598	147	12,352	2,099
Interest rate swap agreements	4,654	0	4,654	0
Options held/written and other	5,654	0	3,555	2,099
Futures, foreign exchange contracts	1,030	147	883	0
Foreign currency swap agreements	2,890	0	2,890	0
Credit derivatives held/written	370	0	370	0

	¥826,764	¥168,729	¥513,158	¥144,877

Financial Liabilities:
Derivative liabilities	¥18,037	¥0	¥18,037	¥0
Interest rate swap agreements	1,459	0	1,459	0
Options held/written and other	3,530	0	3,530	0
Futures, foreign exchange contracts	4,685	0	4,685	0
Foreign currency swap agreements	8,263	0	8,263	0
Credit derivatives held/written	100	0	100	0

	¥18,037	¥0	¥18,037	¥0

*1

A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on the loans held for sale originated on or after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in other operating revenues in the consolidated statements of income are gains from the change in the fair value of the loans of ¥1,024 million for the fiscal year ended March 31, 2012 and losses from the change in the fair value of the loans of ¥628 million for the fiscal year ended March 31, 2013. No gains or losses were recognized in earnings during the fiscal year ended March 31, 2012 and the fiscal year ended March 31, 2013, attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value at March 31, 2012, are ¥18,326 million and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

¥19,397 million, respectively, and the amount of the aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥1,071 million. The amounts of aggregate unpaid principal balance and aggregate fair value at March 31, 2013, are ¥15,535 million and ¥16,026 million, respectively, and the amount of the aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥491 million. As of March 31, 2012 and 2013, there are no loans that are 90 days or more past due, in non-accrual status, or both.

*2	A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) for certain funds purchased at a discount on the secondary market and an investment in a drug royalty trust, which were made on or after April 1, 2012. Included in brokerage commissions and net gains on investment securities in the consolidated statements of income are gains from the change in the fair value of those investments of ¥670 million for the year ended March 31, 2013.

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the year ended March 31, 2011 and for the nine months ended December 31, 2011, there were no significant transfers between Level 1 and Level 2. For the three months ended March 31,2012 and for the year ended March 31, 2013, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation of financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during fiscal year 2011, 2012 and 2013:

	2011
	Millions of yen
	Balance at April 1, 2010	Gains or losses (realized/ unrealized)			Purchase, sales, and settlements (net)	Transfers in and/or out of Level 3 (net)*3	Balance at March 31, 2011	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2011*1

		Included in earnings*1	Included in other comprehensive income*2	Total
Trading securities	¥53	¥(26)	¥(2)	¥(28)	¥(25)	¥0	¥0	¥0
Available-for-sale securities	401,804	(6,242)	(3,248)	(9,490)	(33,102)	(43,536)	315,676	(5,848)
Corporate debt securities	6,841	(34)	(83)	(117)	(2,094)	(2,057)	2,573	(72)
Specified bonds issued by SPEs in Japan	246,305	(5,195)	351	(4,844)	(27,076)	7,929	222,314	(5,275)
CMBS and RMBS in the U.S., and other asset-backed securities	143,176	(1,013)	(3,540)	(4,553)	(3,932)	(49,408)	85,283	(501)
Other debt securities	5,482	0	24	24	0	0	5,506	0
Derivative assets and liabilities (net)	493	(206)	0	(206)	0	2,659	2,946	(206)
Options held/written, caps held and other	0	475	0	475	0	2,659	3,134	475
Credit derivatives held/written	493	(681)	0	(681)	0	0	(188)	(681)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	2012
	Millions of yen
	Balance at April 1, 2011	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net)*3	Balance at March 31, 2012	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2012*1

		Included in earnings*1	Included in other comprehensive Income*2	Total
Available-for-sale securities	¥315,676	¥(1,262)	¥1,443	¥181	¥63,980	¥(18,054)	¥(118,596)	¥468	¥243,655	¥(2,429)
Corporate debt securities	2,573	(18)	108	90	2,549	(431)	(2,337)	468	2,912	(35)
Specified bonds issued by SPEs in Japan	222,314	(3,066)	2,178	(888)	6,668	(9,625)	(79,317)	0	139,152	(3,397)
CMBS and RMBS in the U.S., and other asset-backed securities	85,283	1,822	(1,056)	766	49,072	(7,998)	(33,942)	0	93,181	1,003
Other debt securities	5,506	0	213	213	5,691	0	(3,000)	0	8,410	0
Derivative assets and liabilities (net)	2,946	2,159	0	2,159	0	0	188	0	5,293	2,159
Options held/written, caps held and other	3,134	2,159	0	2,159	0	0	0	0	5,293	2,159
Credit derivatives held/written	(188)	0	0	0	0	0	188	0	0	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	2013
	Millions of yen
	Balance at April 1, 2012	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net)*3	Balance at March 31, 2013	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2013*1

		Included in earnings*1	Included in other comprehensive Income*2	Total
Available-for-sale securities	¥243,655	¥(9,225)	¥7,693	¥(1,532)	¥19,294	¥(10,564)	¥(113,875)	¥0	¥136,978	¥(9,783)
Corporate debt securities	2,912	(508)	908	400	3,942	(432)	(298)	0	6,524	(456)
Specified bonds issued by SPEs in Japan	139,152	(9,228)	(15)	(9,243)	5,419	(9)	(72,075)	0	63,244	(8,095)
CMBS and RMBS in the U.S., and other asset-backed securities	93,181	(369)	5,381	5,012	9,933	(7,725)	(41,502)	0	58,899	(1,232)
Other debt securities	8,410	880	1,419	2,299	0	(2,398)	0	0	8,311	0
Other securities	0	670	825	1,495	5,018	(713)	0	0	5,800	670
Investment funds	0	670	825	1,495	5,018	(713)	0	0	5,800	670
Derivative assets and liabilities (net)	5,293	(3,194)	0	(3,194)	0	0	0	0	2,099	(3,194)
Options held/written, caps held and other	5,293	(3,194)	0	(3,194)	0	0	0	0	2,099	(3,194)

*1	Principally, gains and losses from trading securities are included in “brokerage commissions and net gains on investment securities”; available-for-sale securities are included in “write-downs of securities” or “life insurance premiums and related investment income”; other securities are included in “brokerage commissions and net gains on investment securities” and derivative assets and liabilities (net) are included in “other operating revenues/expenses,” respectively. Also, for available-for-sale securities, amortization of interest recognized in interest on loans and investment securities is included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities.”
*3	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

From April 1, 2010, the Company and its subsidiaries adopted Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)) and Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)). As a result, there was an increase of ¥9,225 million in the Level 3 specified bonds issued by SPEs in Japan because these bonds are held by variable interest entities that had become subject to consolidation. On the other hand, there were decreases of ¥49,408 million in the Level 3 CMBS and RMBS in the United States and other asset-backed securities, and decreases of ¥1,296 million in the Level 3 specified bonds issued by SPEs in Japan, respectively, that are held by the Company and its subsidiaries, because these securities were issued by newly consolidated variable interest entities and accordingly had been eliminated in consolidation for the fiscal year ended March 31, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In fiscal 2012, ¥468 million of Corporate debt securities was transferred from Level 2 to Level 3 due to a certain market becoming inactive. There were no transfers from Level 3 in fiscal 2012.

There were no transfers in or out of Level 3 in fiscal 2013.

The following table presents recorded amounts of major assets measured at fair value on a nonrecurring basis as of March 31, 2012 and March 31, 2013. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

	March 31, 2012
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Unlisted securities	¥9,715	¥0	¥0	¥9,715
Real estate collateral-dependent loans (net of allowance for probable loan losses)	73,319	0	0	73,319
Investment in operating leases and other operating assets	16,159	0	0	16,159
Land and buildings undeveloped or under construction	20,445	0	0	20,445
Certain investment in affiliates	15,660	10,775	0	4,885

	¥135,298	¥10,775	¥0	¥124,523

	March 31, 2013
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥60,564	¥0	¥0	¥60,564
Investment in operating leases and other operating assets	21,960	0	0	21,960
Land and buildings undeveloped or under construction	11,845	0	0	11,845
Certain investment in affiliates	3,704	0	0	3,704

	¥98,073	¥0	¥0	¥98,073

The following is a description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value:

Valuation process

The Company and its subsidiaries determine fair value of Level 3 assets and liabilities by using valuation techniques, such as internally developed models, or using third-party pricing information. Internally developed models include the discounted cash flow methodologies and direct capitalization methodologies. To measure the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

fair value of the assets and liabilities, the Company and its subsidiaries select the valuation technique which best reflects the nature, characteristics and risks of each asset and liability. The appropriateness of valuation methods and unobservable inputs is verified when measuring fair values of the assets and liabilities by using internally developed models. The Company and its subsidiaries also use third-party pricing information to measure the fair value of certain assets and liabilities. In that case, the Company and its subsidiaries verify the appropriateness of the prices by monitoring available information about the assets and liabilities, such as current conditions of the assets or liabilities, as well as surrounding market information. When these prices are determined to be able to reflect the nature, characteristics and risks of assets and liabilities reasonably, the Company and its subsidiaries use these prices as fair value of the assets and liabilities.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the United States are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets, such as treasury rate, swap rate and market spread.

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

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The company and its subsidiaries generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of Investment in operating leases and other operating assets and land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and other operating assets and Land and buildings undeveloped or under construction.

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

The Company and its subsidiaries classified CMBS and RMBS in the United States as level 3 due to a certain market being inactive. In determining whether a market is active or inactive, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to the CMBS and RMBS in the United States, the Company and its subsidiaries judged that there has been increased overall trading activity but due to the lack of observable trades for older vintage and below investment grade securities we continue to limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models (Level 3 inputs) using valuation techniques such as discounted cash flow methodologies in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the United States.

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use discounted cash flow methodologies that incorporates significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs in Japan, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs in Japan are estimated based on contractual principal and interest repayment schedules on each of the specified bonds issued by the SPEs in Japan. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

methodologies) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

The fair value is based on the net asset value if the investments meet certain requirements that the investees have all of the attributes specified in ASC 946-10 (“Financial Services—Investment Companies”) and the investees calculate the net asset value. These investments are classified as Level 2, because they are not redeemable at the net asset value per share at the measurement date but they are redeemable at the net asset value per share in the near term after the measurement date. Certain investment funds in the United States for which the fair value option is elected are classified as Level 3, because a subsidiary measures their fair value using discounted cash flow methodologies based on inputs that are unobservable in the market.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Information about Level 3 Fair Value Measurements

The following table provides information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a recurring basis as of March 31, 2012 and March 31, 2013.

	March 31, 2012
	Millions of yen	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
	Fair Value
Financial Assets:
Available-for-sale securities
Corporate debt securities	¥1,088	Discounted cash flows	Discount rate	2.9% – 7.5%
				(4.9%)

	1,824	Appraisals/Broker quotes	—	—

Specified bonds issued by SPEs in Japan	118,624	Discounted cash flows	Discount rate	1.0% – 13.0%
				(4.0%)

	20,528	Appraisals/Broker quotes	—	—

CMBS and RMBS in the U.S., and other asset-backed securities	63,436	Discounted cash flows	Discount rate	2.7% – 44.1%
				(11.2%)

			Probability of default	0.0% – 6.1%
				(0.9%)

	29,745	Appraisals/Broker quotes	—	—

Other debt securities	8,410	Discounted cash flows	Discount rate	12.5%
				(12.5%)

Derivative assets
Options held, caps held and other	5,293	Discounted cash flows	Discount rate	10.0% – 15.0%
				(12.0%)

	¥248,948

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2013
	Millions of yen	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
	Fair Value
Financial Assets:
Available-for-sale securities
Corporate debt securities	¥974	Discounted cash flows	Discount rate	5.4%
				(5.4%)

	5,550	Appraisals/Broker quotes	—	—

Specified bonds issued by SPEs in Japan	60,013	Discounted cash flows	Discount rate	1.0% – 12.0%
				(4.9%)

	3,231	Appraisals/Broker quotes	—	—

CMBS and RMBS in the U.S., and other asset-backed securities	30,804	Discounted cash flows	Discount rate	2.9% – 42.6%
				(9.3%)

			Probability of default	0.0% – 12.8%
				(1.7%)

	28,095	Appraisals/Broker quotes	—	—

Other debt securities	8,311	Discounted cash flows	Discount rate	11.7%
				(11.7%)

Other securities
Investment funds	5,800	Discounted cash flows	Discount rate	13.0% – 20.0%
				(18.6%)

Derivative assets
Options held/written and other	2,099	Discounted cash flows	Discount rate	10.0% – 15.0%
				(12.3%)

	¥144,877

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during the three months ended March 31, 2012 and during the year ended March 31,2013.

	March 31, 2012
	Millions of yen	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
	Fair Value
Assets:
Unlisted securities	¥8,814	Discounted cash flows	Discount rate	4.2% – 12.5%
				(6.5%)
Real estate collateral-dependent loans (net of allowance for probable loan losses)	73,319	Discounted cash flows	Discount rate	3.3% – 18.9%
				(7.9%)
		Direct capitalization	Capitalization rate	5.2% – 29.0%
				(10.9%)
Investment in operating leases and other operating assets	11,561	Discounted cash flows	Discount rate	7.0% – 10.0%
				(8.2%)
Land and buildings undeveloped or under construction	8,638	Discounted cash flows	Discount rate	6.0%
				(6.0%)
Certain investment in affiliates	4,596	Discounted cash flows	Discount rate	5.0% – 8.0%
				(6.5%)

	¥106,928

	March 31, 2013
	Millions of yen	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
	Fair Value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥60,564	Discounted cash flows	Discount rate	5.4% – 19.0%
				(8.4%)
		Direct capitalization	Capitalization rate	5.0% – 21.0%
				(10.7%)
Investment in operating leases and other operating assets	21,960	Discounted cash flows	Discount rate	4.4% – 12.7%
				(6.9%)
Land and buildings undeveloped or under construction	11,845	Discounted cash flows	Discount rate	4.7% – 9.6%
				(6.6%)
Certain investment in affiliates	3,704	Discounted cash flows	Discount rate	5.0% – 9.2%
				(8.8%)

	¥98,073

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

3. Acquisitions

During fiscal 2011, the Company and its subsidiaries acquired entities for a total cost of ¥64,875 million, which was paid in cash. In accordance with the finalization of purchase price allocation during fiscal 2012, the amount of goodwill was adjusted from ¥29,247 million to ¥28,674 million, which is not deductible for income tax calculation purposes and the amount of acquired intangible assets other than goodwill recognized in these transactions was adjusted from ¥0 to ¥998 million. The acquisitions were mainly included in the Overseas Business segment.

During fiscal 2012, the Company and its subsidiaries acquired entities for a total cost of ¥11,964 million, which was paid in cash. In accordance with the finalization of purchase price allocation during fiscal 2013, the amount of goodwill was adjusted from ¥4,024 million to ¥3,478 million, which is not deductible for income tax calculation purposes and the amount of acquired intangible assets other than goodwill recognized in these transactions was adjusted from ¥0 to ¥2,476 million. The acquisitions were mainly included in the Corporate Financial Services segment and the Overseas Business segment.

During fiscal 2013, the Company and its subsidiaries acquired entities for a total cost of ¥70,537 million, which was paid in cash. Goodwill initially recognized in these transactions amounted to ¥34,429 million and ¥6,964 million of the goodwill is deductible for income tax calculation purposes. The amount of acquired intangible assets other than goodwill recognized was ¥14,491 million. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. The amount of the goodwill and intangible assets other than goodwill could possibly be adjusted because the acquisition was made near the fiscal year-end and the purchase price allocation has not completed yet. The acquisitions were mainly included in the Retail segment and the Investment and Operation segment.

The segment in which goodwill is allocated is disclosed in Note 13 (“Goodwill and Other Intangible Assets”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

4. Cash Flow Information

Cash payments during fiscal 2011, 2012 and 2013 are as follows:

	Millions of yen
	2011	2012	2013
Cash payments:
Interest	¥121,253	¥116,271	¥105,308
Income taxes	50,153	49,190	11,955

As non-cash investing activities, the Company and its subsidiaries assumed ¥142,906 million, ¥38,437 million and ¥235,255 million of liabilities in connection with acquisitions in fiscal 2011, 2012 and 2013, respectively.

Moreover, real estate under operating leases of ¥59,783 million, ¥90,398 million and ¥49,396 million were transferred from installment loans and investment in securities in fiscal 2011, 2012 and 2013, respectively, as a result of acquiring real estate collateral.

As non-cash financing activities, ¥99,773 million of convertible bonds were converted to common stocks in fiscal 2013, respectively.

For VIEs that were consolidated as a result of the application of the accounting standards starting from fiscal 2011, see Note 1(af).

5. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2012 and 2013 consists of the following:

	Millions of yen
	2012	2013
Total Minimum lease payments to be received	¥1,072,091	¥1,167,170
Less: Estimated executory costs	(63,371)	(60,802)
Minimum lease payments receivable	1,008,720	1,106,368
Estimated residual value	34,240	27,141
Initial direct costs	5,847	5,212
Unearned lease income	(147,921)	(149,341)

	¥900,886	¥989,380

Minimum lease payments receivable are due in periodic installments through fiscal 2035. At March 31, 2013, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2014	¥377,514
2015	255,587
2016	184,964
2017	103,938
2018	58,303
Thereafter	126,062

Total	¥1,106,368

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Gains and losses from the disposition of direct financing lease assets, which were included in direct financing leases revenues, were not significant for fiscal 2011, 2012 and 2013.

6. Investment in Operating Leases

Investment in operating leases at March 31, 2012 and 2013 consists of the following:

	Millions of yen
	2012	2013
Transportation equipment	¥624,567	¥752,020
Measuring and information-related equipment	191,313	216,026
Real estate	858,413	817,330
Other	18,569	18,020

	1,692,862	1,803,396
Accumulated depreciation	(404,818)	(431,329)

Net	1,288,044	1,372,067
Accrued rental receivables	21,954	23,466

	¥1,309,998	¥1,395,533

Gains and losses from the disposition of real estate under operating leases are disclosed separately as gains on sales of real estate under operating leases or income from discontinued operations, net in the accompanying consolidated statements of income.

For fiscal 2011, 2012 and 2013, gains on sales of operating lease assets other than real estate are ¥9,968 million, ¥14,721 million and ¥14,032 million, respectively, and are included in operating lease revenues.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2011, 2012 and 2013 are as follows:

	Millions of yen
	2011	2012	2013
Depreciation expenses	¥134,213	¥136,146	¥147,286
Various expenses	45,579	48,010	50,198

	¥179,792	¥184,156	¥197,484

The operating lease contracts include non-cancelable lease terms that range up to 24 years. The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen
2014	¥161,107
2015	104,535
2016	73,155
2017	48,220
2018	28,474
Thereafter	51,218

Total	¥466,709

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

7. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2012 and 2013 is as follows:

	Millions of yen
	2012	2013
Borrowers in Japan:
Consumer—
Housing loans	¥864,764	¥912,651
Card loans	236	225,707
Other	13,590	26,967

	878,590	1,165,325

Corporate—
Real estate companies	297,562	245,465
Non-recourse loans	226,887	134,440
Commercial, industrial and other companies	503,454	442,146

	1,027,903	822,051

Overseas:
Non-recourse loans	549,326	434,517
Other	216,520	198,477

	765,846	632,994
Purchased loans*	97,559	70,801

	¥2,769,898	¥2,691,171

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

Generally, installment loans are made under agreements that require the borrower to provide collateral or guarantors.

At March 31, 2013, the contractual maturities of installment loans (except purchased loans) for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2014	¥778,558
2015	314,605
2016	328,183
2017	166,195
2018	154,304
Thereafter	878,525

Total	¥2,620,370

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥152,242 million, ¥132,719 million and ¥144,458 million fiscal 2011, 2012 and 2013, respectively.

Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) was elected. A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on its loans held for sale originated on or after October 1, 2011. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2012 and March 31, 2013 were ¥20,145 million and ¥17,939 million, respectively. There were ¥19,397 million and ¥16,026 million of loans held for sale as of March 31, 2012 and 2013, respectively, measured at fair value by electing the fair value option.

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

Purchased loans acquired by the Company and its subsidiaries are generally characterized by extended period of non-performance by the borrower, and it is difficult to reliably estimate the amount, timing, or nature of collections. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥97,559 million and ¥70,801 million as of March 31, 2012 and 2013, respectively, and the fair value at the acquisition date of purchased loans acquired during fiscal 2012 and 2013 were ¥11,428 million and ¥5,672 million, respectively.

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired, and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥34,907 million and ¥29,107 million as of March 31, 2012 and 2013, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2011, 2012 and 2013 are as follows:

	Millions of yen
	2011	2012	2013
Beginning balance	¥12,421	¥17,455	¥19,825
Provision charged to income	5,261	3,188	4,649
Charge-offs	(230)	(793)	(9,412)
Other*	3	(25)	254

Ending balance	¥17,455	¥19,825	¥15,316

*	Other includes foreign currency translation adjustments.

The above-mentioned amounts are included in the allowance for doubtful receivables on direct financing leases and probable loan losses (see Note 8).

8. Credit Quality of Financing Receivables and the Allowance for Credit Losses

Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2011, 2012 and 2013 are as follows:

	Millions of yen
	2011	2012	2013
Beginning balance	¥157,523	¥154,150	¥136,588
Effect of the application of the accounting standards for consolidation of VIEs*1	32,181	0	0
Beginning balance after the application of the accounting standards for consolidation of VIEs	¥189,704	¥154,150	¥136,588
Provision charged to income	31,065	19,186	10,016
Charge-offs	(61,829)	(38,610)	(44,821)
Recoveries	175	2,351	1,633
Other*2	(4,965)	(489)	848

Ending balance	¥154,150	¥136,588	¥104,264

*1	This effect results from our application of the accounting standards for consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010.
*2	Other includes mainly foreign currency translation adjustments, amounts reclassified to discontinued operations and decrease in allowance related to newly consolidated subsidiaries and sales of subsidiaries.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of debtors.

The following table provides information about the allowance for credit losses for fiscal 2012 and 2013:

	March 31, 2012
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans*1
Allowance for Credit Losses:
Beginning balance	¥17,096	¥27,426	¥70,972	¥17,455	¥21,201	¥154,150
Provision charged to income	947	6,509	5,974	3,188	2,568	19,186
Charge-offs	(1,943)	(10,083)	(18,928)	(793)	(6,863)	(38,610)
Recoveries	43	16	2,212	0	80	2,351
Other*2	(3)	(363)	36	(25)	(134)	(489)

Ending balance	¥16,140	¥23,505	¥60,266	¥19,825	¥16,852	¥136,588

Individually evaluated for impairment	3,002	20,657	49,853	17,895	0	91,407
Not individually evaluated for impairment	13,138	2,848	10,413	1,930	16,852	45,181

Financing receivables:
Ending balance	¥881,483	¥775,465	¥995,246	¥97,559	¥900,886	¥3,650,639

Individually evaluated for impairment	9,021	82,957	166,889	34,907	0	293,774
Not individually evaluated for impairment	872,462	692,508	828,357	62,652	900,886	3,356,865

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2013
	Millions of yen
	Loans				Direct financing leases	Total
		Corporate
	Consumer	Non-recourse loans	Other	Purchased loans*1
Allowance for Credit Losses:
Beginning balance	¥16,140	¥23,505	¥60,266	¥19,825	¥16,852	¥136,588
Provision charged to income	809	(200)	2,335	4,649	2,423	10,016
Charge-offs	(3,050)	(7,384)	(20,566)	(9,412)	(4,409)	(44,821)
Recoveries	281	1	988	0	363	1,633
Other*3	346	795	(1,148)	254	601	848

Ending balance	¥14,526	¥16,717	¥41,875	¥15,316	¥15,830	¥104,264

Individually evaluated for impairment	3,190	14,620	34,206	13,135	0	65,151
Not individually evaluated for impairment	11,336	2,097	7,669	2,181	15,830	39,113

Financing receivables:
Ending balance	¥1,171,142	¥568,957	¥862,332	¥70,801	¥989,380	¥3,662,612

Individually evaluated for impairment	10,861	61,050	111,722	29,107	0	212,740
Not individually evaluated for impairment	1,160,281	507,907	750,610	41,694	989,380	3,449,872

*1	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).
*2	Other mainly includes foreign currency translation adjustments, amounts reclassified to discontinued operations and decrease in allowance related to sales of a subsidiary.
*3	Other mainly includes foreign currency translation adjustments and decrease in allowance related to newly consolidated subsidiaries and sales of a subsidiary.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

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

In common with all portfolio segments, a deterioration of a debtor’s condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

losses is changed by the variation of an individual debtor’s creditworthiness and value of underlying collateral and guarantees, and the prior charge-off experience. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtor’s creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans and direct financing leases. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtor’s creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtor’s creditworthiness and the liquidation status of collateral.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the impaired loans as of March 31, 2012 and 2013:

	March 31, 2012
		Millions of Yen
Portfolio segment	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded*1:		¥74,836	¥74,581	¥0
Consumer borrowers	Housing loans	1,438	1,421	0
	Other	0	0	0
Corporate borrowers		73,398	73,160	0
Non-recourse loans	Japan	29,471	29,455	0
	U.S.	4,565	4,565	0
Other	Real estate companies	8,120	8,102	0
	Entertainment companies	11,893	11,718	0
	Other	19,349	19,320	0
Purchased loans		0	0	0
With an allowance recorded*2:		218,938	217,560	91,407
Consumer borrowers	Housing loans	7,583	7,566	3,002
	Other	0	0	0
Corporate borrowers		176,448	175,087	70,510
Non-recourse loans	Japan	14,677	14,661	5,602
	U.S.	34,244	34,150	15,055
Other	Real estate companies	65,888	65,412	26,108
	Entertainment companies	9,867	9,667	3,181
	Other	51,772	51,197	20,564
Purchased loans		34,907	34,907	17,895

Total:		¥293,774	¥292,141	¥91,407

Consumer borrowers	Housing loans	9,021	8,987	3,002

	Other	0	0	0

Corporate borrowers		249,846	248,247	70,510

Non-recourse loans	Japan	44,148	44,116	5,602

	U.S.	38,809	38,715	15,055

Other	Real estate companies	74,008	73,514	26,108

	Entertainment companies	21,760	21,385	3,181

	Other	71,121	70,517	20,564

Purchased loans		34,907	34,907	17,895

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2013
		Millions of Yen
Portfolio segment	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded*1:		¥52,798	¥52,768	¥0
Consumer borrowers	Housing loans	1,003	989	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		51,795	51,779	0
Non-recourse loans	Japan	21,409	21,407	0
	U.S.	5,825	5,825	0
Other	Real estate companies	7,063	7,060	0
	Entertainment companies	6,148	6,147	0
	Other	11,350	11,340	0
Purchased loans		0	0	0
With an allowance recorded*2:		159,942	158,798	65,151
Consumer borrowers	Housing loans	7,496	7,471	2,565
	Card loans	1,858	1,854	547
	Other	504	503	78
Corporate borrowers		120,977	119,863	48,826
Non-recourse loans	Japan	2,006	2,004	1,021
	U.S.	31,810	31,706	13,599
Other	Real estate companies	40,063	39,896	15,862
	Entertainment companies	5,889	5,843	2,118
	Other	41,209	40,414	16,226
Purchased loans		29,107	29,107	13,135

Total:		¥212,740	¥211,566	¥65,151

Consumer borrowers	Housing loans	8,499	8,460	2,565

	Card loans	1,858	1,854	547

	Other	504	503	78

Corporate borrowers		172,772	171,642	48,826

Non-recourse loans	Japan	23,415	23,411	1,021

	U.S.	37,635	37,531	13,599

Other	Real estate companies	47,126	46,956	15,862

	Entertainment companies	12,037	11,990	2,118

	Other	52,559	51,754	16,226

Purchased loans		29,107	29,107	13,135

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

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

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings.

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

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. Non-recourse loans in the U.S. consist mainly of commercial mortgage loans held by the newly consolidated VIEs resulting from the application of the accounting standards in the fiscal year ended March 31, 2011 relating to the consolidation of VIEs (see Note 1 (af)). For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The average recorded investments in impaired loans for fiscal 2011 was ¥368,539 million. The Company and its subsidiaries recognized interest income on impaired loans of ¥4,225 million, and collected in cash interest on impaired loans of ¥3,592 million in fiscal 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for fiscal 2012 and 2013:

	March 31, 2012
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*1	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers	Housing loans	¥8,933	¥226	¥204
	Other	0	0	0
Corporate borrowers		252,683	4,506	3,976
Non-recourse loans	Japan	30,021	367	311
	U.S.	41,399	794	695
Other	Real estate companies	84,121	1,243	1,102
	Entertainment companies	25,796	724	711
	Other	71,346	1,378	1,157
Purchased loans		34,063	0	0

Total		¥295,679	¥4,732	¥4,180

	March 31, 2013
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*1	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers	Housing loans	¥8,635	¥188	¥152
	Card loans	771	16	12
	Other	180	5	4
Corporate borrowers		221,136	4,259	3,968
Non-recourse loans	Japan	37,282	216	211
	U.S.	41,903	1,726	1,726
Other	Real estate companies	62,265	889	804
	Entertainment companies	16,443	364	322
	Other	63,243	1,064	905
Purchased loans		29,217	0	0

Total		¥259,939	¥4,468	¥4,136

*1	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the credit quality indicators as of March 31, 2012 and 2013:

	March 31, 2012
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers	Housing loans	¥849,303	¥9,021	¥8,603	¥17,624	¥866,927
	Card loans	236	0	0	0	236
	Other	14,319	0	1	1	14,320
Corporate borrowers		1,520,865	249,846	0	249,846	1,770,711
Non-recourse loans	Japan	181,991	44,148	0	44,148	226,139
	U.S.	510,517	38,809	0	38,809	549,326
Other	Real estate companies	267,294	74,008	0	74,008	341,302
	Entertainment companies	115,484	21,760	0	21,760	137,244
	Other	445,579	71,121	0	71,121	516,700
Purchased loans		62,652	34,907	0	34,907	97,559
Direct financing leases	Japan	658,277	0	14,406	14,406	672,683
	Overseas	225,168	0	3,035	3,035	228,203

Total		¥3,330,820	¥293,774	¥26,045	¥319,819	¥3,650,639

	March 31, 2013
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers	Housing loans	¥901,895	¥8,499	¥6,397	¥14,896	¥916,791
	Card loans	223,130	1,858	719	2,577	225,707
	Other	27,511	504	629	1,133	28,644
Corporate borrowers		1,258,517	172,772	0	172,772	1,431,289
Non-recourse loans	Japan	111,025	23,415	0	23,415	134,440
	U.S	396,882	37,635	0	37,635	434,517
Other	Real estate companies	229,555	47,126	0	47,126	276,681
	Entertainment companies	109,222	12,037	0	12,037	121,259
	Other	411,833	52,559	0	52,559	464,392
Purchased loans		41,694	29,107	0	29,107	70,801
Direct financing leases	Japan	680,351	0	12,234	12,234	692,585
	Overseas	293,223	0	3,572	3,572	296,795

Total		¥3,426,321	¥212,740	¥23,551	¥236,291	¥3,662,612

Note:	Loans held for sale are not included in the table above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, or whose repayment is past-due 90 days or more, and financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets presented above, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans and card loans which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2012 and 2013:

	March 31, 2012
		Millions of yen
		Past-Due Financing Receivables			Total Financing Receivables	Non-Accrual
Portfolio segment	Class	30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due
Consumer borrowers	Housing loans	¥3,518	¥12,942	¥16,460	¥866,927	¥12,942
	Card loans	0	0	0	236	0
	Other	33	1	34	14,320	1
Corporate borrowers		83,316	112,537	195,853	1,770,711	112,537
Non-recourse loans	Japan	10,306	14,134	24,440	226,139	14,134
	U.S.	71,042	14,689	85,731	549,326	14,689
Other	Real estate companies	809	42,831	43,640	341,302	42,831
	Entertainment companies	2	2,362	2,364	137,244	2,362
	Other	1,157	38,521	39,678	516,700	38,521
Direct financing leases	Japan	2,724	14,406	17,130	672,683	14,406
	Overseas	2,007	3,035	5,042	228,203	3,035

Total		¥91,598	¥142,921	¥234,519	¥3,553,080	¥142,921

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2013
		Millions of yen
		Past-Due Financing Receivables			Total Financing Receivables	Non-Accrual
Portfolio segment	Class	30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due
Consumer borrowers	Housing loans	¥3,650	¥10,422	¥14,072	¥916,791	¥10,422
	Card loans	738	1,078	1,816	225,707	1,078
	Other	311	670	981	28,644	670
Corporate borrowers		64,539	73,876	138,415	1,431,289	73,876
Non-recourse loans	Japan	0	15,211	15,211	134,440	15,211
	U.S	59,532	7,516	67,048	434,517	7,516
Other	Real estate companies	1,324	23,921	25,245	276,681	23,921
	Entertainment companies	437	1,542	1,979	121,259	1,542
	Other	3,246	25,686	28,932	464,392	25,686
Direct financing leases	Japan	1,467	12,234	13,701	692,585	12,234
	Overseas	4,013	3,572	7,585	296,795	3,572

Total		¥74,718	¥101,852	¥176,570	¥3,591,811	¥101,852

Note:	Loans held for sale and purchases loans are not included in the table above.

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as the individual debtor’s creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about troubled debt restructurings of financing receivables that occurred during fiscal 2012 and 2013:

	March 31, 2012
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers	Housing loans	¥1,867	¥1,690
Corporate borrowers		27,471	26,112
Non-recourse loans	Japan	943	943
	U.S.	7,783	7,518
Other	Real estate companies	6,436	5,636
	Other	12,309	12,015

Total		¥29,338	¥27,802

	March 31, 2013
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers	Housing loans	¥1,290	¥894
	Card loans	1,649	1,081
	Other	641	421
Corporate borrowers		17,970	17,544
Non-recourse loans	Japan	5,180	5,180
	U.S.	10,036	10,036
Other	Real estate companies	967	861
	Other	1,787	1,467

Total		¥21,550	¥19,940

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

In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2012 and for which there was a payment default during the fiscal 2012:

	March 31, 2012
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers	Housing loans	¥392
Corporate borrowers		2,331
Non-recourse loans	U.S.	409
Other	Other	1,922

Total		¥2,723

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2013 and for which there was a payment default during the fiscal 2013:

	March 31, 2013
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers	Housing loans	¥369
	Card loans	12
	Other	2
Corporate borrowers		92
Other	Other	92

Total		¥475

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

9. Investment in Securities

Investment in securities at March 31, 2012 and 2013 consists of the following:

	Millions of yen
	2012	2013
Trading securities	¥12,817	¥33,041
Available-for-sale securities	886,487	757,299
Held-to-maturity securities	43,830	89,451
Other securities	204,256	213,877

Total	¥1,147,390	¥1,093,668

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Gains and losses realized from the sale of trading securities and net unrealized holding gains (losses) on trading securities are included in net gains on investment securities. For further information, see Note 22 “Brokerage Commissions and Net Gains on Investment Securities”.

For fiscal 2011, 2012 and 2013, net unrealized holding gains and losses on trading securities were gains of ¥2,065 million, gains of ¥4,730 million and gains of ¥1,662 million, respectively.

During fiscal 2011 and 2012, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥340,634 million and ¥279,367 million, respectively, resulting in gross realized gains of ¥5,579 million and ¥9,882 million, respectively, and gross realized losses of ¥712 million and ¥963 million, respectively. During fiscal 2013, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥417,534 million, resulting in gross realized gains of ¥17,830 million and gross realized losses of ¥577 million. The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2011, 2012 and 2013, respectively, the Company and its subsidiaries charged losses on securities of ¥21,747 million, ¥16,470 million and ¥22,838 million, respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share.

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥84,431 million and ¥86,406 million at March 31, 2012 and 2013, respectively. Investments with an aggregate cost of ¥74,716 million and ¥83,591 million, respectively, were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

Since April 1, 2012, a subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) for certain funds purchased at a discount on the secondary market and an investment in a drug royalty trust. Due to the illiquid nature of these investments, the net asset value from the funds/royalty trust does not appear to be indicative of the fair value. The election of the fair value option enables the subsidiary to use more appropriate assumptions for internal cash flow modeling and reflect the fair value of these investments more properly on the financial statements. As of March 31, 2013, there were ¥5,800 million of investments measured at fair value by electing the fair value option included in other securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at March 31, 2012 and 2013 are as follows:

March 31, 2012

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥219,729	¥1,191	¥(5)	¥220,915
Japanese prefectural and foreign municipal bond securities	56,108	1,358	(107)	57,359
Corporate debt securities	280,540	2,325	(2,643)	280,222
Specified bonds issued by SPEs in Japan	140,054	192	(1,094)	139,152
CMBS and RMBS in the U.S., and other asset-backed securities	95,788	3,078	(3,538)	95,328
Other debt securities	7,961	449	0	8,410
Equity securities	61,773	26,853	(3,525)	85,101

	861,953	35,446	(10,912)	886,487

Held-to-maturity:
Japanese government bond securities and other	43,830	2,819	0	46,649

	¥905,783	¥38,265	¥(10,912)	¥933,136

March 31, 2013

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥276,832	¥1,906	¥(21)	¥278,717
Japanese prefectural and foreign municipal bond securities	58,571	2,519	0	61,090
Corporate debt securities	193,973	3,809	(947)	196,835
Specified bonds issued by SPEs in Japan	64,159	116	(1,031)	63,244
CMBS and RMBS in the U.S., and other asset-backed securities	59,419	3,480	(2,208)	60,691
Other debt securities	7,367	944	0	8,311
Equity securities	53,869	34,703	(161)	88,411

	714,190	47,477	(4,368)	757,299

Held-to-maturity:
Japanese government bond securities and other	89,451	9,020	0	98,471

	¥803,641	¥56,497	¥(4,368)	¥855,770

The unrealized losses of ¥857 million and ¥435 million of debt securities for which an other-than-temporary impairment related to the credit loss had been recognized in earnings according to ASC 320-10-35-34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) were included in the gross unrealized losses of CMBS and RMBS in the U.S., and other asset-backed securities (before taxes) at March 31, 2012 and March 31, 2013, respectively. The unrealized losses are other-than-temporary impairment related to the non-credit losses and recorded as accumulated other comprehensive income.

The following table provides information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2012 and 2013, respectively:

March 31, 2012

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥74,978	¥(5)	¥0	¥0	¥74,978	¥(5)
Japanese prefectural and foreign municipal bond securities	11,316	(107)	0	0	11,316	(107)
Corporate debt securities	23,568	(208)	24,982	(2,435)	48,550	(2,643)
Specified bonds issued by SPEs in Japan	32,139	(499)	29,826	(595)	61,965	(1,094)
CMBS and RMBS in the U.S., and other asset-backed securities	29,586	(198)	11,316	(3,340)	40,902	(3,538)
Equity securities	14,097	(2,092)	11,239	(1,433)	25,336	(3,525)

	¥185,684	¥(3,109)	¥77,363	¥(7,803)	¥263,047	¥(10,912)

March 31, 2013
	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥85,842	¥(21)	¥0	¥0	¥85,842	¥(21)
Japanese prefectural and foreign municipal bond securities	10,118	0	0	0	10,118	0
Corporate debt securities	4,490	(69)	16,329	(878)	20,819	(947)
Specified bonds issued by SPEs in Japan	3,929	(106)	34,226	(925)	38,155	(1,031)
CMBS and RMBS in the U.S., and other asset-backed securities	2,142	(44)	8,141	(2,164)	10,283	(2,208)
Equity securities	1,315	(142)	318	(19)	1,633	(161)

	¥107,836	¥(382)	¥59,014	¥(3,986)	¥166,850	¥(4,368)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Approximately 225 and 132 investment securities were in an unrealized loss position as of March 31, 2012 and 2013, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

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

The unrealized loss associated with corporate debt securities is primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectibility of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2013.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the real estate market in Japan and the credit crunch in the capital and financial markets. Considering all available information to assess the collectibility of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2013.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2013.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2013.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for fiscal 2011, 2012 and 2013 are as follows:

	Millions of yen
	2011	2012	2013
Total other-than-temporary impairment losses	¥22,210	¥17,100	¥23,180
Portion of loss recognized in other comprehensive income (before taxes)	(463)	(630)	(342)

Net impairment losses recognized in earnings	¥21,747	¥16,470	¥22,838

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

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for fiscal 2011, 2012 and 2013 are as follows:

	Millions of yen
	2011	2012	2013
Beginning	¥5,016	¥9,022	¥8,199
Reduction to the beginning balance*	(1,810)	0	0
Beginning after reduction	3,206	9,022	8,199
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	7,292	3,524	110
Credit loss for which an other-than-temporary impairment was previously recognized	736	320	1,171
Reduction during the period:
For securities sold or redeemed	(307)	(3,530)	(1,049)
Due to change in intent to sell or requirement to sell	(1,905)	(1,137)	(622)

Ending	¥9,022	¥8,199	¥7,809

*	Cumulative effects of adopting Accounting Standards Update 2009-16 (ASC 860 (“Transfers and Servicing”)), and Accounting Standards Update 2009-17 (ASC 810 (“Consolidation”)) have been deducted from the beginning balance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries adopted Accounting Standards Update 2009-12 (“Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)—ASC 820 (“Fair Value Measurements and Disclosures”)”). Under ASC 820, the information about the fund investments the Company and its subsidiaries hold at March 31, 2012 is as follows, and there were no such fund investments at March 31, 2013.

March 31, 2012

Type of Fund Investment	Millions of yen	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
Hedge Fund*	¥5,178	Monthly – Quarterly	5 days – 60 days

Total	¥5,178	—	—

*	This category includes several hedge funds that seek short-term profits using investment strategies such as managed futures, global macro and relative value. The fair value of the investments in this category is calculated based on the net asset value of the investees.

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities held at March 31, 2013:

Available-for-sale securities held at March 31, 2013:

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥198,549	¥198,202
Due after one to five years	253,017	256,084
Due after five to ten years	114,823	116,388
Due after ten years	93,932	98,214

	¥660,321	¥668,888

Held-to-maturity securities held at March 31, 2013:

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥620	¥620
Due after one to five years	7	7
Due after ten years	88,824	97,844

	¥89,451	¥98,471

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥17,690 million, ¥15,169 million and ¥11,505 million for fiscal 2011, 2012 and 2013, respectively.

The Company and a certain foreign subsidiary acquired debt securities with evidence of deterioration of credit quality at the time of acquisition, and it was not probable those debt securities were able to recover all contractual amounts. In accordance with the provision of ASC 310-30 (Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality), the Company and the subsidiary determined the expected future cash flows taking into account historical cash collections for debt securities with similar characteristics as well as expected prepayments and the amount and the timing of undiscounted expected principal, interest and other cash flows for each pool of debt securities. Accretable yield represents the excess of expected future cash flows over carrying value of the debt securities, which is recognized as interest income over the remaining life of the debt securities. For a debt security for which the fair value is less than the amortized cost basis, the subsidiary estimates the present value of cash flows expected to be collected from the security and compares it with the amortized cost basis of the security to determine whether a credit loss exists. If, based on current information and events, the Company and the subsidiary determines a credit loss exists for that security, an other-than-temporary impairment is considered to have occurred. The Company and the subsidiary writes down that security to fair value with the credit loss component of the impairment recognized in earnings and the noncredit component recorded in other comprehensive income (loss), unless the Company and the subsidiary intends to sell that security or more likely than not will be required to sell that security before recovery, in which case the entire impairment loss would be charged to earnings. As of March 31, 2012 and 2013, the carrying amount and the nominal value of debt securities acquired with evidence of deterioration of credit quality were ¥5,906 million and ¥5,556 million, and ¥13,125 million and ¥14,951 million, and the outstanding balance of accretable yield was ¥4,057 million and ¥4,994 million, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

During fiscal 2011, 2012 and 2013, there was no securitization transaction accounted for as a sale.

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2012 and 2013, and quantitative information about net credit loss for the fiscal years ended March 31, 2011, 2012 and 2013 are as follows:

	Total principal amount of receivables
	Millions of yen
	March 31, 2012	March 31, 2013
Direct financing leases	¥900,886	¥989,380
Installment loans	2,769,898	2,691,171

Assets recorded on the balance sheet	3,670,784	3,680,551
Direct financing leases sold on securitization	3,969	1,698

Total assets managed together or sold on securitization	¥3,674,753	¥3,682,249

	Principal amount of receivables more than 90 days past-due and impaired loans
	Millions of yen
	March 31, 2012	March 31, 2013
Direct financing leases	¥17,441	¥15,806
Installment loans	302,378	220,485

Assets recorded on the balance sheet	319,819	236,291
Direct financing leases sold on securitization	0	0

Total assets managed together or sold on securitization	¥319,819	¥236,291

	Credit loss
	Millions of yen
	2011	2012	2013
Direct financing leases	¥7,505	¥6,783	¥4,046
Installment loans	54,149	29,476	39,142

Assets recorded on the balance sheet	61,654	36,259	43,188
Direct financing leases sold on securitization	0	0	0

Total assets managed together or sold on securitization	¥61,654	¥36,259	¥43,188

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other operating assets and the balances of these servicing assets as of March 31, 2012 and March 31, 2013 were ¥11,533 million and ¥14,562 million, respectively. During the fiscal year ended March 31, 2012 and March 31, 2013, the servicing assets were increased by ¥2,505 million and ¥4,224 million, respectively, mainly from loans sold with servicing retained and decreased by ¥2,416 million and ¥3,045 million, respectively, mainly from amortization and decreased by ¥133 million and increased by ¥1,850 million, respectively, from the effects of changes in foreign exchange rates. The fair value of the servicing assets as of March 31, 2012 and 2013 were ¥13,826 million and ¥19,376 million, respectively.

11. Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for those SPEs. ASC 810-10 (“Consolidation—Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of ASC 810-10. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of ASC 810-10 are called variable interest entities (“VIEs”).

According to ASC 810-10, the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore shall consolidate a VIE:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

•	The obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a VIE.

The following are the items that the Company and its subsidiaries are considering in a qualitative assessment:

•	Which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities

•	Characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	Involvement of other variable interest holders

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant when determining the primary beneficiary:

•	Designing the structuring of a transaction

•	Providing an equity investment and debt financing

•	Being the investment manager, asset manager or servicer and receiving variable fees

•	Providing liquidity and other financial support

The Company and its subsidiaries do not have the power to direct activities of the VIEs that most significantly impact the VIEs’ economic performance if that power is shared among multiple unrelated parties, and accordingly do not consolidate such VIEs.

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2012

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥5,094	¥3,719	¥5,094	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	49,781	28,848	35,486	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	341,421	124,227	245,994	0
(d) VIEs for corporate rehabilitation support business	14,302	205	0	0
(e) VIEs for investment in securities	61,713	7,050	18,365	15
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	465,376	303,784	465,376	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	569,272	575,712	569,263	0
(h) Other VIEs	145,958	62,640	128,950	5,687

Total	¥1,652,917	¥1,106,185	¥1,468,528	¥5,702

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2013

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥6,191	¥3,880	¥6,191	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	20,081	2,112	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	334,179	96,758	197,143	0
(d) VIEs for corporate rehabilitation support business	10,205	192	0	0
(e) VIEs for investment in securities	34,091	8,075	19,133	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	467,348	250,374	391,664	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	425,017	434,273	425,017	0
(h) Other VIEs	103,345	49,604	85,763	0

Total	¥1,400,457	¥845,268	¥1,124,911	¥0

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of the VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2012

	Millions of yen
	Total assets	Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss*
Types of VIEs		Specified bonds and non-recourse loans	Investments
(a) VIEs for liquidating customer asset	¥53,300	¥8,542	¥4,326	¥12,868
(b) VIEs for acquisition of real estate and real estate development projects for customers	958,965	125,746	59,144	224,707
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	1,290,243	0	24,371	37,960
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	2,277,844	0	43,792	44,427
(h) Other VIEs	42,283	4,380	3,304	7,684

Total	¥4,622,635	¥138,668	¥134,937	¥327,646

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2013

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss*
(a) VIEs for liquidating customer assets	¥41,929	¥3,428	¥4,119	¥7,547
(b) VIEs for acquisition of real estate and real estate development projects for customers	872,189	106,861	51,345	201,145
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	1,327,751	0	24,822	40,501
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	2,236,389	0	23,257	23,798
(h) Other VIEs	40,806	97	4,079	4,176

Total	¥4,519,064	¥110,386	¥107,622	¥277,167

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

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

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or a subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs. In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, and liabilities of the consolidated VIEs are mainly included in long-term debt.

With respect to the variable interests of non-consolidated VIEs, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets in the Company’s consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

The Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment obligations, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings for fiscal 2013 was ¥2,000 million. As a result, the Company and its subsidiaries performed a reassessment and consolidated those VIEs.

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents, investment in operating leases and other operating assets, and liabilities of those consolidated VIEs are mainly included in long-term debt as of March 31, 2012, and in short-term debt, trade notes, accounts payable and other liabilities as of March 31, 2013.

With respect to the variable interests of non-consolidated VIEs, specified bonds are included in investment in securities, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets and investment in securities in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to provide additional investment in certain non-consolidated VIEs as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries consolidate such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

The Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs and acquired subordinated interests to support their repayment obligations, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings for fiscal 2012 was ¥497 million. As a result, the Company and its subsidiaries performed a reassessment and consolidated those VIEs. There was no additional funding or acquisition of subordinated interests during fiscal 2013.

The Company and its subsidiaries contributed additional funding to certain consolidated VIEs, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings for fiscal 2013 was ¥646 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, office facilities, cash and cash equivalents and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debts.

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

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts payable and other liabilities.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are mainly managed by fund management companies that are independent of the Company and its subsidiaries.

The Company’s consolidated certain such VIEs since the Company has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs or other means.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities, investment in affiliates, installment loans, cash and cash equivalents, and liabilities of those consolidated VIEs are mainly included in short-term debt and long-term debt. The Company has commitment agreements by which the Company may be required to make additional investments in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities. The Company and its subsidiaries have a commitment agreement by which the Company may be required to make additional investments in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing lease receivables and loan receivables. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities and act as a servicer.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in direct financing leases and installment loans, and liabilities of those consolidated VIEs are mainly included in long-term debt.

(g) VIEs for securitization of commercial mortgage loans originated by third parties

The Company and its subsidiaries invest in CMBS and RMBS originated by third parties. In some cases of such securitization, the Company’s subsidiaries hold the subordinated portion of CMBS and the subsidiaries act as a special-servicer of the securitization transaction. As the special servicer, the Company’s subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans and investment in securities, and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs are included in investment in securities.

(h) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, a subsidiary has consolidated a VIE that is not included in the categories (a) through (g) above, because the subsidiary holds the subordinated portion of the VIE and the VIE is effectively controlled by the subsidiary.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of the investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the Company’s consolidated statements of income. In some cases, the Company and its subsidiaries make investments in the kumiai or its related SPE, and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise undertake any significant financial commitments or have exposure with respect to the kumiai or its related SPE.

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

Assets of the consolidated SPEs are mainly included in investment in operating leases, installment loans and other assets, and liabilities are mainly included in long-term debt in the Company’s consolidated balance sheets.

12. Investment in Affiliates

Investment in affiliates at March 31, 2012 and 2013 consists of the following:

	Millions of yen
	2012	2013
Shares	¥296,228	¥316,790
Loans	35,489	9,942

	¥331,717	¥326,732

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥48,569 million and ¥58,213 million, respectively, as of March 31, 2012 and ¥67,835 million and ¥99,758 million, respectively, as of March 31, 2013.

In fiscal 2011, 2012 and 2013, the Company and its subsidiaries received dividends from affiliates of ¥2,875 million, ¥8,653 million and ¥10,221 million, respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥16,884 million and ¥25,556 million as of March 31, 2012 and 2013, respectively.

ORIX JREIT Inc. (“ORIX JREIT”), an equity method affiliate, entered into an asset management agreement with one of the Company’s subsidiaries and paid management fees of ¥1,555 million, ¥1,691 million and ¥1,743 million for fiscal 2011, 2012 and 2013, respectively.

In fiscal 2011, 2012 and 2013, certain subsidiaries sold to ORIX JREIT, office buildings and condominiums mainly under operating leases. As a result of the sales, the subsidiaries recognized gains of ¥3,905 million in earnings as gains on sales of real estate under operating leases for fiscal 2011. In fiscal 2012, the subsidiaries recognized gains of ¥989 million in earnings as gains on sales of real estate under operating leases and gains of ¥1,995 million as life insurance premiums and related investment income. In fiscal 2013, the subsidiaries recognized gains of ¥3,119 million in earnings as gains on sales of real estate under operating leases. The related intercompany profits have been eliminated based on the Company’s proportionate share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

During fiscal 2011, Monex Group issued 140,000 shares to a third party at ¥22,765 per share, amounting to ¥3,187 million. Monex Group also issued 65,685 shares for the purpose of the acquisition of Boom Group. As a result of these issuances, the ownership interest of the Company in Monex Group decreased from 22% to 21%. Because the issuance price per share issued by Monex Group was less than the average carrying amount per share of the Company, the Company was required to adjust the carrying amount of its investment by ¥710 million and recognized the loss in earnings as gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net.

During fiscal 2012, Monex Group acquired its shares from the market and canceled its own shares. As a result, the ownership interest of the Company in Monex Group increased from 21% to 22%. Additionally, the Company recognized ¥12,713 million of impairment losses because it was judged that the downward stock price movement of the Monex Group was other than temporary.

During fiscal 2013, the Company acquired 51% of the total number of outstanding shares of ORIX Credit, an equity method affiliate that operates a card loan business, from Sumitomo Mitsui Banking Corporation (“SMBC”), and ORIX Credit became a wholly-owned domestic subsidiary. As a result of this step acquisition of the interest in ORIX Credit, the Company remeasured its previously held equity interest to fair value, and recognized gains of ¥3,132 million in earnings as gains on sales of subsidiaries and affiliates and liquidation losses, net, based on ASC 805-10 (Business Combinations) for fiscal 2013. The remeasured fair value was calculated by reflecting the premium in the valuation that was based on the acquisition price paid to SMBC.

Companies comprising a significant portion of investment in affiliates were DAIKYO (31% of equity share), ORIX Credit (49% of equity share) and Monex Group (21% of equity share) as of March 31, 2011, DAIKYO (31% of equity share), ORIX Credit (49% of equity share) and Monex Group (22% of equity share) as of March 31, 2012 and DAIKYO (31% of equity share) as of March 31, 2013.

Combined and condensed information relating to the affiliates for fiscal 2011, 2012 and 2013 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	2011	2012	2013
Operations:
Total revenues	¥850,947	¥945,635	¥827,740
Income before income taxes	108,175	74,223	97,301
Net income	92,763	51,940	64,699

Financial position:
Total assets	¥4,237,580	¥4,561,537	¥5,237,184
Total liabilities	3,174,222	3,508,038	4,031,673
Total equity	1,063,358	1,053,499	1,205,511

The Company and its subsidiaries had no significant transactions with these companies except as described above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

13. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2011, 2012 and 2013 are as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas	Total
Balance at March 31, 2010
Goodwill	¥1,202	¥282	¥18,536	¥7,329	¥4,452	¥44,683	¥76,484
Accumulated impairment losses	(912)	0	0	(4,498)	0	0	(5,410)

	290	282	18,536	2,831	4,452	44,683	71,074
Acquired	0	0	148	0	0	29,099	29,247
Impairment	(173)	0	0	0	0	0	(173)
Other (net)*	0	0	363	(1,334)	0	(4,387)	(5,358)

Balance at March 31, 2011
Goodwill	547	282	19,047	3,674	4,452	69,395	97,397
Accumulated impairment losses	(430)	0	0	(2,177)	0	0	(2,607)

	117	282	19,047	1,497	4,452	69,395	94,790
Acquired	380	0	44	14	0	3,586	4,024
Impairment	0	0	0	0	0	0	0
Other (net)*	0	0	(28)	(1,238)	0	(1,737)	(3,003)

Balance at March 31, 2012
Goodwill	754	282	19,063	312	4,452	71,244	96,107
Accumulated impairment losses	(257)	0	0	(39)	0	0	(296)

	497	282	19,063	273	4,452	71,244	95,811
Acquired	0	0	199	21,754	10,972	1,504	34,429
Impairment	0	0	0	0	0	0	0
Other (net)*	0	0	67	0	0	6,337	6,404

Balance at March 31, 2013
Goodwill	754	282	19,329	22,066	15,424	79,085	136,940
Accumulated impairment losses	(257)	0	0	(39)	0	0	(296)

	¥497	¥282	¥19,329	¥22,027	¥15,424	¥79,085	¥136,644

*	Other includes foreign currency translation adjustments and certain other reclassifications.

As a result of the impairment test, the Company and its subsidiaries recognized impairment loss on goodwill of ¥173 million on the Corporate Financial Services segment during fiscal 2011 and the Company and its subsidiaries recognized no impairment losses on goodwill during fiscal 2012 and 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other intangible assets at March 31, 2012 and 2013 consist of the following:

	Millions of yen
	2012	2013
Intangible assets not subject to amortization:
Trade names	¥18,062	¥21,714
Others	521	605

	18,583	22,319

Intangible assets subject to amortization:
Software	69,261	82,425
Customer relationships	5,552	17,054
Others	7,981	12,304

	82,794	111,783
Accumulated amortization	(49,017)	(58,384)

Net	33,777	53,399

	¥52,360	¥75,718

The aggregate amortization expenses for intangible assets are ¥7,244 million, ¥7,066 million and ¥9,680 million in fiscal 2011, 2012 and 2013, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥10,206 million in fiscal 2014, ¥8,759 million in fiscal 2015, ¥7,962 million in fiscal 2016, ¥5,814 million in fiscal 2017 and ¥3,599 million in fiscal 2018, respectively.

Intangible assets subject to amortization acquired during fiscal 2013 are ¥27,997 million. They mainly consist of software (¥12,291 million) and customer relationships due to acquisitions (¥12,107 million). The weighted average amortization period for the software and the customer relationships due to acquisitions are seven years and eight years, respectively.

As a result of the impairment test, the Company and its subsidiaries recognized no impairment losses on intangible assets during fiscal 2011, 2012 and 2013.

14. Short-Term and Long-Term Debt

Short-term debt consists of notes payable to banks, bank overdrafts, commercial paper and notes.

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2012 and 2013 are as follows:

March 31, 2012

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥168,012	0.7%
Short-term debt outside Japan, mainly from banks	107,568	4.2
Commercial paper in Japan	176,415	0.2
Commercial paper outside Japan	4,023	4.0
Notes outside Japan	1,955	5.3

	¥457,973	1.4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2013

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥164,046	0.4%
Short-term debt outside Japan, mainly from banks	104,542	3.3
Commercial paper in Japan	146,944	0.2
Commercial paper outside Japan	4,560	3.8
Notes in Japan	40	0.9
Notes outside Japan	594	4.3

	¥420,726	1.1

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2012 and 2013 are as follows:

March 31, 2012

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2013~2025	¥248,452	2.7%
Floating rate	2013~2027	1,223,127	1.3
Insurance companies and others:
Fixed rate	2013~2020	289,871	1.8
Floating rate	2013~2028	240,277	1.1
Unsecured bonds	2013~2021	1,144,539	2.1
Unsecured convertible bonds with stock acquisition rights	2014	149,968	1.0
Unsecured bond with stock acquisition rights	2023	35,630	0.0
Unsecured notes under medium-term note program	2013~2018	60,911	2.0
Payables under securitized lease receivables	2013~2018	172,917	1.1
Payables under securitized loan receivables and investment in securities	2013~2039	701,788	4.5

		¥4,267,480	2.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2013

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2014~2025	¥339,565	2.6%
Floating rate	2014~2027	1,233,059	1.1
Insurance companies and others:
Fixed rate	2014~2023	280,729	1.6
Floating rate	2014~2028	246,055	0.9
Unsecured bonds	2014~2021	1,173,902	1.8
Unsecured convertible bonds with stock acquisition rights	2014	50,289	1.0
Unsecured notes under medium-term note program	2014~2018	58,169	2.9
Payables under securitized lease receivables	2014~2019	160,163	0.9
Payables under securitized loan receivables and investment in securities	2014~2039	519,603	4.9

		¥4,061,534	2.0

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2013 is as follows:

Years ending March 31,	Millions of yen
2014	¥1,110,847
2015	621,174
2016	783,508
2017	614,374
2018	576,471
Thereafter	355,160

Total	¥4,061,534

For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made semi-annually and principal is repaid upon maturity of the notes.

For unsecured convertible bond with stock acquisition rights, the Company issued series three unsecured convertible bond with stock acquisition rights of ¥150,000 million in December 2008. As of March 31, 2013, the bond had stock acquisition rights that were convertible into 73,492,910 shares of common stock at a conversion price of ¥684.27 per share. The conversion price shall be adjusted mainly in a situation where the Company issues new shares at less than the current market price of the shares.

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of shares and the conversion price have been adjusted retrospectively to reflect the stock split.

For unsecured bond with stock acquisition rights, the Company issued Liquid Yield Option Notes™ of $400 million, net of unamortized discount of $622 million, in June 2002. Liquid Yield Option Notes, which have the original maturity date on June 14, 2022, was completely redeemed during fiscal 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

During fiscal 2011, 2012 and 2013, the Company and certain subsidiaries recognized net amortization expenses of bond premiums and discounts, and deferred issuance costs of bonds and medium-term notes in the amount of ¥3,996 million, ¥3,999 million and ¥1,002 million, respectively.

Total committed credit lines for the Company and its subsidiaries were ¥463,969 million and ¥481,096 million at March 31, 2012 and 2013, respectively, and, of these lines, ¥427,435 million and ¥439,530 million were available at March 31, 2012 and 2013, respectively. Of the available committed credit lines, ¥210,139 million and ¥230,586 million were long-term committed credit lines at March 31, 2012 and 2013, respectively.

Some of the debt and commitment contracts contain covenant clauses, and some of these include financial restrictions, such as maintenance of certain ORIX Corporation shareholders’ equity ratios. As of March 31, 2013, the Company and its subsidiaries were in compliance with such objective covenant requirements.

The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.

Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 11 (“Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2013:

Millions of yen
Minimum lease payments, loans and investment in operating leases	¥88,956
Investment in securities	110,492
Other operating assets	8,736
Other assets	9,916

¥218,100

As of March 31, 2013, investment in securities of ¥24,079 million was pledged for primarily collateral deposits.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of March 31, 2013.

15. Deposits

Deposits at March 31, 2012 and 2013 consist of the following:

	Millions of yen
	2012	2013
Time deposits	¥894,169	¥885,482
Other deposits	209,345	193,105

Total	¥1,103,514	¥1,078,587

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The balances of time deposits and certificates of deposit issued in amounts of ¥10 million or more were ¥588,550 million and ¥561,449 million at March 31, 2012 and 2013, respectively.

The maturity schedule of time deposits at March 31, 2013 is as follows:

Years ending March 31,	Millions of yen
2014	¥515,347
2015	177,935
2016	104,776
2017	57,090
2018	30,334

Total	¥885,482

16. Income Taxes

Income before income taxes and discontinued operations, and the provision for income taxes in fiscal 2011, 2012 and 2013 are as follows:

	Millions of yen
	2011	2012	2013
Income before income taxes and discontinued operations:
Japan	¥35,027	¥73,564	¥109,166
Overseas	54,605	56,192	63,352

	¥89,632	¥129,756	¥172,518

Provision for income taxes:
Current—
Japan	¥25,950	¥12,688	¥7,326
Overseas	18,347	16,425	13,675

	44,297	29,113	21,001

Deferred—
Japan	(16,004)	18,216	27,400
Overseas	(3,620)	(1,854)	5,255

	(19,624)	16,362	32,655

Provision for income taxes	¥24,673	¥45,475	¥53,656

In fiscal 2011 and 2012, the Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of approximately 40.9%. In fiscal 2013, as a result of the tax reforms, the National Corporation tax was reduced from 30% to approximately 28% and accordingly, the statutory income tax rate was reduced to approximately 38.3%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Reconciliation of the differences between the tax provision computed at the statutory rate and the consolidated provision for income taxes in fiscal 2011, 2012 and 2013 are as follows:

	Millions of yen
	2011	2012	2013
Income before income taxes and discontinued operations	¥89,632	¥129,756	¥172,518

Tax provision computed at statutory rate	¥36,660	¥53,070	¥66,074
Increases (reductions) in taxes due to:
Change in valuation allowance	(5,647)	3,921	(3,371)
Non-deductible expenses for tax purposes	1,023	1,335	1,538
Non-taxable income for tax purposes	(2,697)	(2,852)	(2,128)
Effect of lower tax rates on foreign subsidiaries and a domestic life insurance subsidiary	(4,206)	(6,871)	(4,720)
Effect of the new Japanese tax law	0	(7,137)	0
Other, net	(460)	4,009	(3,737)

Provision for income taxes	¥24,673	¥45,475	¥53,656

The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, non-taxable income for tax purposes, a change in valuation allowance, the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary and the effect of the tax reforms as discussed in the following paragraph.

On November 30, 2011, the bill for reconstruction funding after the March 11, 2011 Great East Japan Earthquake and the bill for the 2011 tax reform were approved by the National Diet of Japan. From fiscal years beginning on or after April 1, 2012, the Japanese corporation tax rate is reduced, and as a result, the statutory income tax rate for fiscal years beginning between April 1, 2012 and March 31, 2015 is reduced to approximately 38.3%. The rate for fiscal years beginning on or after April 1, 2015 will be reduced to approximately 35.9%. In addition, tax loss carry-forward rules are amended. The carry-forward period is extended to nine years, compared to seven years under the pre-amendment rules. Further, the deductible amount is limited to 80% of taxable income for the year, while total amount of taxable income for the year was available for the deduction under the pre-amendment rules. The amendment to the carry-forward period is applicable for tax losses incurred in fiscal years ending on or after April 1, 2008 and the amendment to the deductible amount is applicable for fiscal years beginning on or after April 1, 2012. Increase and decrease of the deferred tax assets and liabilities due to these tax reforms resulted in a decrease of provision for income taxes by ¥6,641 million in the accompanying consolidated statements of income in fiscal 2012.

Total income taxes recognized in fiscal 2011, 2012 and 2013 are as follows:

	Millions of yen
	2011	2012	2013
Provision for income taxes	¥24,673	¥45,475	¥53,656
Income taxes on discontinued operations	7,530	(2,086)	(321)
Income taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	3,403	1,357	5,936
Defined benefit pension plans	(1,427)	(1,774)	2,727
Foreign currency translation adjustments	(214)	335	7,225
Net unrealized gains (losses) on derivative instruments	(338)	(648)	42

Total income taxes	¥33,627	¥42,659	¥69,265

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2012 and 2013 are as follows:

	Millions of yen
	2012	2013
Assets:
Net operating loss carryforwards	¥41,288	¥39,762
Allowance for doubtful receivables on direct financing leases and probable loan losses	50,016	25,891
Investment in securities	5,325	7,129
Other operating assets	7,049	11,369
Accrued expenses	7,294	10,456
Installment loans	22,970	16,432
Other	37,328	50,913

	171,270	161,952
Less: valuation allowance	(24,138)	(18,831)

	147,132	143,121
Liabilities:
Investment in direct financing leases	12,535	14,617
Investment in operating leases	63,372	72,925
Deferred insurance policy acquisition costs	15,370	19,311
Policy liabilities	31,437	38,831
Undistributed earnings	19,792	32,723
Prepaid benefit cost	8,860	13,475
Other	60,271	63,840

	211,637	255,722

Net deferred tax liability	¥64,505	¥112,601

The valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2013. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were decreases of ¥16,052 million in fiscal 2011 and decreases of ¥2,656 million in fiscal 2012, and decreases of ¥5,307 million in fiscal 2013, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and certain subsidiaries have net operating loss carryforwards of ¥199,092 million at March 31, 2013, which expire as follows:

Year ending March 31,	Millions of yen
2014	¥2,103
2015	6,236
2018	28,185
Thereafter	162,568

Total	¥199,092

Note:	No net operating loss carryforwards are scheduled to expire in fiscal 2016 and 2017.

Net deferred tax assets and liabilities at March 31, 2012 and 2013 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2012	2013
Other assets	¥25,773	¥18,805
Income taxes: Deferred	90,278	131,406

Net deferred tax liability	¥64,505	¥112,601

The unrecognized tax benefits as of March 31, 2012 and March 31, 2013 were not material. The Company and its subsidiaries believe that it is not reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2013.

The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2012 and March 31, 2013, and in the consolidated statements of income for the years ended March 31, 2011, 2012 and 2013 were not material.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2012 and 2013 is as follows:

	Millions of yen
	2012	2013
Change in benefit obligation:
Benefit obligation at beginning of year	¥58,589	¥63,719
Service cost	3,049	3,214
Interest cost	1,339	1,252
Actuarial loss	3,170	15
Foreign currency exchange rate change	(35)	656
Benefits paid	(2,195)	(2,493)
Business combinations	0	3,117
Other	(198)	0

Benefit obligation at end of year	63,719	69,480

Change in plan assets:
Fair value of plan assets at beginning of year	85,396	85,945
Actual return on plan assets	108	9,289
Employer contribution	2,542	2,591
Benefits paid	(2,090)	(2,337)
Business combinations	0	1,005
Foreign currency exchange rate change	(11)	476

Fair value of plan assets at end of year	85,945	96,969

The funded status of the plans	¥22,226	¥27,489

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in prepaid expenses	¥24,459	¥32,005
Accrued benefit liability included in accrued expenses	(2,233)	(4,516)

Net amount recognized	¥22,226	¥27,489

Amount recognized in accumulated other comprehensive income (loss), pre-tax, at March 31, 2012 and 2013 consisted of:

	Millions of yen
	2012	2013
Net prior service credit	¥7,697	¥6,530
Net actuarial loss	(31,120)	(22,523)
Net transition obligation	(325)	(272)

Total recognized in accumulated other comprehensive income (loss), pre-tax	¥(23,748)	¥(16,265)

The estimated portions of the net prior service credit, net actuarial loss and net transition obligation above that will be recognized as a component of net pension cost (gain) in 2014 are ¥(1,131) million, ¥831 million and ¥54 million, respectively.

The accumulated benefit obligations for all defined benefit pension plans were ¥56,766 million and ¥61,992 million, respectively, at March 31, 2012 and 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥5,210 million, ¥4,898 million and ¥3,019 million, respectively, at March 31, 2012 and ¥9,341 million, ¥8,844 million and ¥4,833 million, respectively, at March 31, 2013.

Net pension cost of the plans for fiscal 2011, 2012 and 2013 consists of the following:

	Millions of yen
	2011	2012	2013
Service cost	¥3,104	¥3,049	¥3,214
Interest cost	1,355	1,339	1,252
Expected return on plan assets	(2,025)	(2,019)	(2,049)
Amortization of transition obligation	(4)	56	56
Amortization of net actuarial loss	1,036	1,218	1,496
Amortization of prior service credit	(1,193)	(1,193)	(1,168)

Net periodic pension cost	¥2,273	¥2,450	¥2,801

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2011, 2012 and 2013 are summarized as follows:

	Millions of yen
	2011	2012	2013
Current year actuarial gain (loss)	¥(3,446)	¥(5,144)	¥7,312
Amortization of net actuarial loss	1,036	1,218	1,496
Prior service credit due to amendments	8	7	0
Amortization of prior service credit	(1,193)	(1,193)	(1,168)
Amortization of transition obligation	(4)	56	56
Plan curtailments and settlements	0	18	0
Foreign currency exchange rate change	166	19	(213)

Total recognized in other comprehensive income (loss), pre-tax	¥(3,433)	¥(5,019)	¥7,483

The Company and certain subsidiaries use March 31 as a measurement date for all of our material plans.

Significant assumptions of domestic and overseas pension plans used to determine these amounts are as follows:

Domestic	2011	2012	2013
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	2.1%	1.8%	1.8%
Rate of increase in compensation levels	6.1%	6.1%	6.0%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.1%	2.1%	1.8%
Rate of increase in compensation levels	5.9%	6.1%	6.1%
Expected long-term rate of return on plan assets	2.2%	2.2%	2.2%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Overseas	2011	2012	2013
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	5.5%	4.5%	4.3%
Rate of increase in compensation levels	0.8%	0.7%	0.6%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	6.0%	5.5%	4.5%
Rate of increase in compensation levels	0.8%	0.8%	0.7%
Expected long-term rate of return on plan assets	8.1%	7.2%	7.2%

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

The Company and certain subsidiaries’ investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. The Company and certain subsidiaries formulate a policy portfolio appropriate to produce the expected long-term rate of return on plan assets and to ensure that plan assets are allocated under this policy portfolio. The Company and certain subsidiaries periodically have an external consulting firm monitor the results of actual return and revise the policy portfolio if necessary.

The three levels of input used to measure fair value are described in Note 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The fair value of pension plan assets at March 31, 2012 and 2013, by asset category, are as follows:

	Millions of yen
	March 31, 2012
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥9,360	¥0	¥9,360	¥0
Other than Japan
Pooled funds*2	11,826	0	11,826	0
Debt securities:
Japan
Pooled funds*3	25,182	0	25,182	0
Other than Japan
Municipal bonds	2,791	0	2,791	0
Pooled funds*4	12,894	0	12,894	0
Other assets:
Life insurance company general accounts*5	17,280	0	17,280	0
Others*6	6,612	0	6,612	0

	¥85,945	¥0	¥85,945	¥0

*1	Equity securities of Japanese companies in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of ¥89 million at March 31, 2012.
*2	These funds invest in listing shares.
*3	These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds.
*4	These funds invest approximately 80% in foreign government bonds, and approximately 20% in foreign municipal bonds.
*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2012, our policy for the portfolio of plans consists of three major components: approximately 20% is invested in equity securities, approximately 50% is invested in debt securities and approximately 30% is invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	March 31, 2013
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥12,458	¥0	¥12,458	¥0
Other than Japan
Pooled funds*2	14,670	0	14,670	0

Debt securities:
Japan
Pooled funds*3	26,208	0	26,208	0
Other than Japan
Municipal bonds	3,332	0	3,332	0
Pooled funds*4	14,641	0	14,641	0

Other assets:
Life insurance company general accounts*5	17,880	0	17,880	0
Others*6	7,780	0	7,780	0

	¥96,969	¥0	¥96,969	¥0

*1	These funds invest in listing shares include shares of ORIX Corporation in the amounts of ¥12 million and units of ORIX JREIT Inc. in the amounts of ¥179 million at March 31, 2013.
*2	These funds invest in listing shares.
*3	These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥107 million and investment corporation bonds of ORIX JREIT Inc. in the amounts of ¥41 million at March 31, 2013.
*4	These funds invest approximately 90% in foreign government bonds and approximately 10% in foreign corporate bonds.
*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2013, our policy for the portfolio of plans consists of three major components: approximately 30% is invested in equity securities, approximately 50% is invested in debt securities and approximately 20% is invested in other investment vehicles, primarily consisting of investments in life insurance company general accounts.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and certain subsidiaries expect to contribute ¥3,008 million to pension plans during the year ending March 31, 2014.

At March 31, 2013, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

Years ending March 31,	Millions of yen
2014	¥2,013
2015	1,715
2016	1,871
2017	2,042
2018	2,236
2019-2023	13,464

Total	¥23,341

The cost recognized for the defined contribution pension plans of the Company and certain of its subsidiaries for the years ended March 31, 2011, 2012 and 2013 were ¥1,578 million, ¥1,409 million and ¥1,500 million, respectively.

18. Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests in fiscal 2011, 2012 and 2013 are as follows:

	Millions of yen
	2011	2012	2013
Beginning Balance	¥28,095	¥33,902	¥37,633
Contribution to subsidiary	10,219	0	0
Adjustment of redeemable noncontrolling interests to redemption value	(73)	1,188	(400)
Transaction with noncontrolling interests	1,063	1,213	942
Comprehensive income (loss)
Net Income	2,959	2,724	3,985
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(2,353)	(315)	5,224
Total other comprehensive income (loss)	(2,353)	(315)	5,224
Comprehensive income (loss)	606	2,409	9,209
Cash dividends	(6,008)	(1,079)	(5,763)

Ending Balance	¥33,902	¥37,633	¥41,621

19. Stock-Based Compensation

The Company has a number of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.

Stock-option program

Since fiscal 2003, the Company has granted stock acquisition rights with a vesting period between 1.67 and 1.92 years and an exercise period between 9.67 and 9.92 years. The acquisition rights were to purchase the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Company’s common stock at a specified exercise price and were distributed to directors, executive officers, corporate auditors and certain employees of the Company, subsidiaries and capital tie-up companies such as affiliated companies. The Company did not grant stock options in fiscal 2011, 2012 or 2013.

A summary of the Company’s stock acquisition rights is as follows:

Years ended March 31,	Exercise period	Number of shares granted*	Exercise price*
			Yen
2003	From June 27, 2004 to June 26, 2012	4,533,000	¥721
2004	From June 26, 2005 to June 25, 2013	5,160,000	700
2005	From June 24, 2006 to June 23, 2014	5,289,000	1,172
2006	From June 22, 2007 to June 21, 2015	4,774,000	1,891
2007	From June 21, 2008 to June 20, 2016	1,942,000	2,962
2008	From July 5, 2009 to June 22, 2017	1,449,800	3,101
2009	From July 18, 2010 to June 24, 2018	1,479,000	1,689

*	The number of shares and exercise price of the granted options were adjusted for the 10-for-1 stock split implemented on April 1, 2013.

For the stock-option programs, the exercise prices, which are determined by a formula linked to the price of the Company’s common stock on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s common stock at the grant dates.

The following table summarizes information about the activity of these stock options for the year ended 2013:

	Number of shares*2	Weighted average exercise price*1*2	Weighted average remaining contractual life	Aggregate intrinsic value
		Yen	Years	Millions of yen
Outstanding at beginning of the year	10,478,200	¥1,901
Exercised	(499,000)	700
Forfeited or expired	(928,200)	1,465

Outstanding at end of year	9,051,000	2,011	2.78	¥187

Exercisable at end of year	9,051,000	¥2,011	2.78	¥187

*1	The exercise prices of the granted options were adjusted in July 2009 for the issuance of new 18 million shares.
*2	The number of shares and exercise price of the granted options were adjusted for the 10-for-1 stock split implemented on April 1, 2013.

The Company received ¥98 million, ¥55 million and ¥345 million in cash from the exercise of stock options during fiscal 2011, 2012 and 2013, respectively.

The total intrinsic value of options exercised during fiscal 2011, 2012 and 2013 was ¥19 million, ¥5 million and ¥136 million, respectively.

The Company recognized incremental stock-based compensation costs of its stock-option program in the amount of ¥142 million for fiscal 2011. In fiscal 2012 and 2013, the Company did not recognize any incremental stock-based compensation costs of its stock-option program. As of March 31, 2013, the Company had no unrecognized compensation costs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Stock compensation program

The Company maintains a stock compensation program, under which points are granted annually to directors, executive officers and group executives of the Company based upon the prescribed standards of the Company. Upon retirement, eligible directors, executive officers and group executives receive a certain number of the Company’s common shares calculated by translating each point earned by that retiree to one common share adjusted for applicable withholding tax effect. The Company’s common shares are provided either from the Company’s treasury stock or by issuing new shares as necessary. In fiscal 2013, the Company granted 383,250 points, and 72,250 points were settled for individuals who retired during fiscal 2013. Total points outstanding under the stock compensation program as of March 31, 2013 were 1,737,792 points. The points were adjusted for the 10-for-1 stock split implemented on April 1, 2013.

During fiscal 2011, 2012 and 2013, the Company recognized incremental stock-based compensation costs of its stock compensation program in the amount of ¥255 million, ¥288 million and ¥410 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

20. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders in fiscal 2011, 2012 and 2013 are as follows:

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2010	¥7,495	¥(9,092)	¥(77,651)	¥(211)	¥(79,459)
Cumulative effect of applying new accounting standards for the consolidation of variable interest entities, net of tax of ¥2,265 million	(3,597)		191		(3,406)
Balance at April 1, 2010	3,898	(9,092)	(77,460)	(211)	(82,865)
Net unrealized gains on investment in securities, net of tax of ¥(2,379) million	3,292				3,292
Reclassification adjustment included in net income, net of tax of ¥(3,289) million	4,313				4,313
Defined benefit pension plans, net of tax of ¥1,339 million		(1,934)			(1,934)
Reclassification adjustment included in net income, net of tax of ¥88 million		(72)			(72)
Foreign currency translation adjustments, net of tax of ¥245 million			(18,158)		(18,158)
Reclassification adjustment included in net income, net of tax of ¥(31) million			44		44
Net unrealized losses on derivative instruments, net of tax of ¥488 million				(1,011)	(1,011)
Reclassification adjustment included in net income, net of tax of ¥(150) million				211	211

Change during year	7,605	(2,006)	(18,114)	(800)	(13,315)

Balance at March 31, 2011	11,503	(11,098)	(95,574)	(1,011)	(96,180)
Net unrealized gains on investment in securities, net of tax of ¥(2,820) million	6,963				6,963
Reclassification adjustment included in net income, net of tax of ¥1,463 million	(2,321)				(2,321)
Defined benefit pension plans, net of tax of ¥1,807 million		(3,292)			(3,292)
Reclassification adjustment included in net income, net of tax of ¥(33) million		47			47
Foreign currency translation adjustments, net of tax of ¥(335) million			(118)		(118)
Reclassification adjustment included in net income, net of tax of ¥0 million			0		0
Net unrealized losses on derivative instruments, net of tax of ¥450 million				(974)	(974)
Reclassification adjustment included in net income, net of tax of ¥198 million				(181)	(181)

Change during year	4,642	(3,245)	(118)	(1,155)	124

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2012	¥16,145	¥(14,343)	¥(95,692)	¥(2,166)	¥(96,056)
Net unrealized gains on investment in securities, net of tax of ¥(7,933) million	17,454				17,454
Reclassification adjustment included in net income, net of tax of ¥1,997 million	(4,625)				(4,625)
Defined benefit pension plans, net of tax of ¥(2,589) million		4,508			4,508
Reclassification adjustment included in net income, net of tax of ¥(138) million		248			248
Foreign currency translation adjustments, net of tax of ¥(5,254) million			38,382		38,382
Reclassification adjustment included in net income, net of tax of ¥(1,971) million			3,551		3,551
Net unrealized losses on derivative instruments, net of tax of ¥286 million				(549)	(549)
Reclassification adjustment included in net income, net of tax of ¥(328) million				824	824

Change during year	12,829	4,756	41,933	275	59,793

Balance at March 31, 2013	¥28,974	¥(9,587)	¥(53,759)	¥(1,891)	¥(36,263)

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

21. ORIX Corporation Shareholders’ Equity

Changes in the number of shares issued in fiscal 2011, 2012 and 2013 are as follows:

	Number of shares
	2011	2012	2013
Beginning balance	1,102,299,480	1,102,458,460	1,102,544,220
Exercise of stock options	140,000	77,000	499,000
Conversion of convertible bonds	18,980	8,760	145,671,540

Ending balance	1,102,458,460	1,102,544,220	1,248,714,760

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Changes in the number of shares issued have been adjusted retrospectively to reflect the stock split for all periods presented.

The Japanese Companies Act (the “Act”), which became effective on May 1, 2006, provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Act also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, if specified in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2013 that a total of ¥15,878 million dividends shall be distributed to the shareholders of record as of March 31, 2013. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution.

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

The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥258,000 million as of March 31, 2013.

Retained earnings at March 31, 2013 include ¥40,063 million relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2013, the restricted net assets of certain subsidiaries, which include regulatory capital requirements mainly for banking operations and life insurance of ¥40,738 million, do not exceed 25% of consolidated net assets.

22. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities in fiscal 2011, 2012 and 2013 consist of the following:

	Millions of yen
	2011	2012	2013
Brokerage commissions	¥119	¥24	¥122
Net gains on investment securities	15,116	24,894	28,805
Dividends income	4,344	4,419	5,887

	¥19,579	¥29,337	¥34,814

Trading activities—Net gains on investment securities include net trading gains of ¥4,607 million, net trading gains of ¥9,324 million and net trading gains of ¥3,435 million for fiscal 2011, 2012 and 2013, respectively. Gains on derivative trading instruments are included in income from discontinued operations. For further information, see Note 26 “Discontinued Operations.”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

23. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2011, 2012 and 2013 consist of the following:

	Millions of yen
	2011	2012	2013
Life insurance premiums	¥107,860	¥116,836	¥130,187
Life insurance related investment income	10,343	11,375	8,539

	¥118,203	¥128,211	¥138,726

The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2011, 2012 and 2013 amounted to ¥7,541 million, ¥7,307 million and ¥7,196 million, respectively. The amounts for fiscal 2011 and 2012 are adjusted retrospectively due to the adoption of Accounting Standards Update 2010-26.

24. Other Operations

Other operating revenues and other operating expenses in fiscal 2011, 2012 and 2013 consist of the following:

	Millions of yen
Other operating revenues:	2011	2012	2013
Revenues from the vehicle maintenance and management services	¥40,760	¥40,168	¥40,472
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	50,319	46,165	54,374
Revenues from private equity investment	—	—	37,970
Revenues from environment and energy related business	19,563	21,202	29,812
Revenues from facilities management of golf courses	23,163	23,061	23,479
Revenues from facilities management of hotels and Japanese inns	27,966	29,355	31,093
Other	90,673	104,054	119,310

	¥252,444	¥264,005	¥336,510

	Millions of yen
Other operating expenses:	2011	2012	2013
Expenses from the vehicle maintenance and management services	¥33,790	¥31,752	¥29,669
Expenses from private equity investment	—	—	33,714
Expenses from environment and energy related business	17,254	18,056	23,142
Expenses from facilities management of golf courses	21,012	20,418	21,130
Expenses from facilities management of hotels and Japanese inns	26,690	26,038	26,959
Other	48,303	56,563	65,532

	¥147,049	¥152,827	¥200,146

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other items consist of revenues and expenses from training facilities and senior housing, operating results from real estate related and aquarium businesses, commissions for the sale of insurance and other financial products, and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2011, 2012 and 2013, respectively.

Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2011, 2012 and 2013.

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

During fiscal 2011, 2012 and 2013, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥20,310 million, ¥20,246 million and ¥21,053 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥17,400 million, ¥15,167 million and ¥19,117 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for fiscal 2011, 2012 and 2013, respectively. Breakdowns of these amounts by segment are provided in Note 32 (“Segment Information”).

The details of significant write-downs are as follows.

Office Buildings—During fiscal 2011, write-downs of ¥2,464 million were recorded in relation to seven office buildings mainly due to a decline in estimated cash flows of each unit. During fiscal 2012, write-downs of ¥1,055 million were recorded for 17 office buildings held for sale, and write-downs of ¥605 million were recorded in relation to three office buildings due to a decline in estimated cash flows of each unit. During fiscal 2013, write-downs of ¥1,055 million were recorded for 14 office buildings held for sale, and write-downs of ¥923 million were recorded in relation to two office buildings due to a decline in estimated cash flows of each unit.

Condominiums—During fiscal 2011, write-downs of ¥1,353 million were recorded for 26 condominiums held for sale, and write-downs of ¥2,758 million were recorded in relation to 18 condominiums due to a decline in estimated cash flows of each unit. During fiscal 2012, write-downs of ¥1,108 million were recorded for 25 condominiums held for sale, and write-downs of ¥269 million were recorded in relation to five condominiums due to a decline in estimated cash flows of each unit. During fiscal 2013, write-downs of ¥1,142 million were recorded for 13 condominiums held for sale, and write-downs of ¥3,853 million were recorded in relation to four condominiums due to a decline in estimated cash flows of each unit or property.

Commercial Facilities Other Than Office Buildings—During fiscal 2011, write-downs of ¥5,284 million were recorded in relation to 12 buildings mainly due to a decline in estimated cash flows of each unit. During

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

fiscal 2012, write-downs of ¥385 million were recorded for seven buildings held for sale. During fiscal 2013, write-downs of ¥442 million were recorded for four buildings held for sale, and write-downs of ¥1,582 million were recorded in relation to two buildings due to a decline in estimated cash flows of each unit.

Land undeveloped or under construction—During fiscal 2011, there was no impairment. During fiscal 2012, write-downs of ¥2,220 million were recorded for land undeveloped or under construction held for sale, and write-downs of ¥6,983 million were recorded in relation to land undeveloped or under construction due to a decline in estimated cash flows of each unit. During fiscal 2013, write-downs of ¥608 million were recorded for land undeveloped or under construction held for sale, and write-downs of ¥6,818 million were recorded in relation to land undeveloped or under construction due to a decline in estimated cash flows of each unit.

Others—During fiscal 2011, 2012 and 2013, write-downs of ¥8,451 million, ¥7,621 million and ¥4,630 million, respectively, for long-lived assets other than the above were recorded, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance.

26. Discontinued Operations

ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. Under this Codification Section, the Company and its subsidiaries report the gains on sales and the results of these operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of such subsidiaries, business units and properties recognized in fiscal 2011 and 2012 have also been reclassified as income from discontinued operations in the accompanying consolidated statements of income.

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

During fiscal 2012, the Company and its subsidiaries sold a subsidiary which operated real-estate rental business, a subsidiary that operated a Japanese inn and hotel, a subsidiary that operated a golf course, a subsidiary that operated ski resorts, a subsidiary that operated a property management business and a subsidiary that operated a spa facility. In addition, the Company liquidated a kumiai, which was effectively a type of SPE, seeking for rent revenue. As a result of the sales and the liquidation, a loss of ¥361 million was recognized during fiscal 2012.

During fiscal 2013, the Company and its subsidiaries completed the liquidation procedure for a kumiai in Japan which was effectively a type of SPE, operating private-equity investment and management, and the Company wound up a subsidiary overseas which operated reinsurance business. As a result, a loss of ¥13 million was recognized during fiscal 2013. Furthermore, the Company has determined to wind up a subsidiary that operates M&A advisory services business in Japan and a subsidiary that operates alternative investment business in Japan during fiscal 2013. There were no significant assets or liabilities of the subsidiaries in the accompanying

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

consolidated balance sheets at March 31, 2013. Net gains of ¥1,977 million, net losses of ¥1,188 million and net losses of ¥370 million on derivative trading instruments are included in income from discontinued operations for the subsidiary that operates alternative investment business in Japan for fiscal 2011, 2012 and 2013, respectively.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. In fiscal 2011, 2012 and 2013, the Company and its subsidiaries recognized ¥7,498 million, ¥4,531 million and ¥6,818 million of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥33,933 million and ¥39,459 million which are mainly included in investment in operating leases at March 31, 2012 and 2013, respectively.

Discontinued operations in fiscal 2011, 2012 and 2013 consist of the following:

	Millions of yen
	2011	2012	2013
Revenues	¥52,144	¥24,211	¥10,825

Income from discontinued operations, net*	13,924	(466)	(125)
Provision for income taxes	(7,530)	2,086	321

Discontinued operations, net of applicable tax effect	¥6,394	¥1,620	¥196

*	Income from discontinued operations, net includes aggregate gains on sales of subsidiaries, business units, and rental properties in the amount of ¥14,393 million, ¥4,170 million and ¥6,805 million in fiscal 2011, 2012 and 2013, respectively.

27. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2011, 2012 and 2013 is as follows:

In fiscal 2011, the diluted EPS calculation excludes stock options for 11,391 thousand shares, as they were antidilutive. In fiscal 2012, the diluted EPS calculation excludes stock options for 9,820 thousand shares, as they were antidilutive. In fiscal 2013, the diluted EPS calculation excludes stock options for 9,010 thousand shares, as they were antidilutive.

	Millions of yen
	2011	2012	2013
Income attributable to ORIX Corporation shareholders from continuing operations	¥59,567	¥81,154	¥112,116
Effect of dilutive securities
Expense related to convertible bond	2,392	2,364	1,329

Income from continuing operations for diluted EPS computation	¥61,959	¥83,518	¥113,445

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Thousands of shares
	2011	2012	2013
Weighted-average shares	1,074,890	1,075,095	1,087,883
Effect of dilutive securities
Conversion of convertible bond	244,119	244,104	206,635
Exercise of stock options	1,068	1,228	1,546

Weighted-average shares for diluted EPS computation	1,320,077	1,320,427	1,296,064

	Yen
	2011	2012	2013
Earnings per share for income attributable to ORIX Corporation shareholders from continuing operations:
Basic	¥55.42	¥75.49	¥103.06
Diluted	46.94	63.25	87.53

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of shares and per share data have been adjusted retrospectively to reflect the stock split for all periods presented.

28. Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset and liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates that could have a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries utilize foreign currency borrowings, foreign exchange contracts and foreign currency swap agreements to hedge exchange rate risk associated with certain transactions and investments denominated in foreign currencies. Similarly, overseas subsidiaries generally structure their liabilities to match the currency-denomination of assets in each region.

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

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from accumulated other comprehensive income (loss) into earnings when earnings were affected by the variability in cash flows of the designated hedged

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

item. The amounts of these net gains (losses) after deducting applicable taxes were net losses of ¥211 million, net gains of ¥181 million and net losses of ¥824 million during fiscal 2011, 2012 and 2013, respectively. No amount of net gains (losses), which represent the ineffectiveness of cash flow hedges, was recorded in earnings for fiscal 2011 and 2012, and ¥69 million of loss was recorded in earnings for fiscal 2013. Approximately ¥936 million of net derivative losses included in accumulated other comprehensive income (loss), net of applicable income taxes at March 31, 2013 will be reclassified into earnings within fiscal 2014.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment. For fiscal 2011, 2012 and 2013, net losses of ¥231 million, ¥265 million and ¥47 million of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings.

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

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and its subsidiaries engage in trading activities involving various future contracts. Therefore the Company and the subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and the subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and certain subsidiaries entered into certain interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”).

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2011 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥598	Interest on loans and investment securities/Interest expense	¥313	—	¥0

Foreign exchange contracts	526	Foreign currency transaction loss	(291)	—	0

Foreign currency swap agreements	(2,623)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	(383)	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥1,986	Interest on loans and investment securities/Interest expense	¥(2,217)	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	8,765	Foreign currency transaction loss	(8,765)	Foreign currency transaction loss

Foreign currency swap agreements	4,297	Foreign currency transaction loss	(4,297)	Foreign currency transaction loss

Foreign currency long-term debt	1,193	Foreign currency transaction loss	(1,193)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥4,468	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥39	—	¥0
Borrowings and bonds in local currency	3,711	—	0	—	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥34	Other operating revenues/expenses
Foreign currency swap agreements	(10)	Other operating revenues/expenses
Futures	1,897	Brokerage commissions and net gains on investment securities
Foreign exchange contracts	(245)	Brokerage commissions and net gains on investment securities
Credit derivatives held/written	(675)	Other operating revenues/expenses
Options held/written, Caps held and other	660	Other operating revenues/expenses

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2012 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(489)	Interest on loans and investment securities/Interest expense	¥44	—	¥0

Foreign exchange contracts	(526)	Foreign currency transaction loss	(696)	—	0

Foreign currency swap agreements	(409)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	1,031	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥4,072	Interest on loans and investment securities/Interest expense	¥(4,337)	Interest on loans and investment securities/Interest expense
Foreign exchange contracts	972	Foreign currency transaction loss	(972)	Foreign currency transaction loss

Foreign currency swap agreements	227	Foreign currency transaction loss	(227)	Foreign currency transaction loss
Foreign currency long-term-debt	69	Foreign currency transaction loss	(69)	Foreign currency transaction loss

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(1,198)	—	¥0	—	¥0
Borrowings and bonds in local currency	1,348	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥23	Other operating revenues/expenses
Foreign currency swap agreements	24	Other operating revenues/expenses
Futures	(1,056)	Brokerage commissions and net gains on investment securities
Foreign exchange contracts	615	Brokerage commissions and net gains on investment securities
Credit derivatives held/written	(92)	Other operating revenues/expenses
Options held/written, Caps held and other	137	Other operating revenues/expenses

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2013 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(249)	Interest on loans and investment securities/Interest expense	¥6	—	¥0

Foreign exchange contracts	(1,546)	Foreign currency transaction loss	73	—	0

Foreign currency swap agreements	960	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	(1,231)	Foreign currency transaction loss	(69)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥76	Interest on loans and investment securities/Interest expense	¥(120)	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	(8,828)	Foreign currency transaction loss	8,828	Foreign currency transaction loss

Foreign currency swap agreements	(2,352)	Foreign currency transaction loss	2,349	Foreign currency transaction loss

Foreign currency long-term-debt	172	Foreign currency transaction loss	(172)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(11,524)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥1,425	—	¥0
Borrowings and bonds in local currency	(19,637)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	3,464	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥8	Other operating revenues/expenses
Futures	(504)	Brokerage commissions and net gains on investment securities
Foreign exchange contracts	(236)	Brokerage commissions and net gains on investment securities
Credit derivatives held/written	344	Other operating revenues/expenses
Options held/written, Caps held and other	992	Other operating revenues/expenses

Notional amounts of derivative instruments and other, fair values of derivative instruments and other in consolidated balance sheets at March 31, 2012 and 2013 are as follows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2012

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥234,523	¥4,624	Other receivables	¥1,253	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	90,813	325	Other receivables	4,985	Trade notes, accounts payable and other liabilities
Foreign currency swap agreements	87,480	5,540	Other receivables	5,432	Trade notes, accounts payable and other liabilities
Foreign currency long-term-debt	152,508	0	—	0	—
Trading derivatives or derivatives not designated as hedging instruments:
Interest rate swap agreements	¥1,329	¥0	—	¥24	Trade notes, accounts payable and other liabilities
Options held/written, Caps held and other	157,134	5,924	Other receivables	4,430	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	188,446	702	Other receivables	512	Trade notes, accounts payable and other liabilities
Credit derivatives held	9,913	97	Other receivables	23	Trade notes, accounts payable and other liabilities

March 31, 2013

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥264,434	¥4,654	Other receivables	¥1,451	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	191,980	838	Other receivables	4,624	Trade notes, accounts payable and other liabilities
Foreign currency swap agreements	83,000	2,890	Other receivables	8,263	Trade notes, accounts payable and other liabilities
Foreign currency long- term-debt	161,379	0	—	0	—
Trading derivatives or derivatives not designated as hedging instruments:
Interest rate swap agreements	¥1,294	¥0	—	¥8	Trade notes, accounts payable and other liabilities
Options held/written and other	217,999	5,654	Other receivables	3,530	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	41,363	192	Other receivables	61	Trade notes, accounts payable and other liabilities
Credit derivatives held/written	20,161	370	Other receivables	100	Trade notes, accounts payable and other liabilities

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies. If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

derivative instruments could request immediate payment on derivative instruments that are in net liability positions. There are no derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2012 and 2013.

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires sellers of credit derivatives to disclose additional information about credit- risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written are as follows as of March 31, 2013 and there are no credit derivatives written as of March 31, 2012.

March 31, 2013

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company*	¥832	Less than five years	¥(29)

*	Underlying reference company’s credit ratings are Caa1 or better rated by rating agencies as of March 31, 2013.

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

The Company and its subsidiaries make investments in securities for various purposes. The risk of incurring significant losses during a certain period is believed to be minimal due to the diversification in the investment portfolio. However, various factors, including the issuer’s credit risk and market trends, could expose the Company and its subsidiaries to a risk of unexpected loss.

At March 31, 2012 and 2013, no concentration with a single obligor exceeded 1% of the Company’s consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥4,733 billion, or 77%, at March 31, 2012 and ¥4,723 billion, or 77%, at March 31, 2013 of the credit risks

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risk outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥858 billion and ¥777 billion as of March 31, 2012 and 2013, respectively. Since the Company and its subsidiaries adopted ASU 2009-16 and ASU 2009-17 on April 1, 2010, which changed the circumstances under which we are required to consolidate certain VIEs, the amounts above in relation to our exposure in the U.S. mainly include the effect of such consolidated VIEs.

The Company and its subsidiaries run businesses such as development and rental of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation. Real estate in development and rental business is mainly recorded in investment in direct financing leases and operating leases. In connection with investment in direct financing leases and operating leases, the percentage of investment in real estate to consolidated total assets is 12.6% and 11.7% as of March 31, 2012 and 2013, respectively.

The Company and its subsidiaries have transportation equipment such as automobile operations and aircraft. Transportation equipment is mainly recorded in investment in direct financing leases and operating leases. In connection with investment in direct financing leases and operating leases, the percentage of investment in transportation equipment to consolidated total assets is 8.8% and 10.4% as of March 31, 2012 and 2013, respectively.

The Company and its subsidiaries provide consumers with housing loans. In connection with installment loans, the percentage of housing loans to consolidated total assets is 10.4% and 10.9% as of March 31, 2012 and 2013, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

30. Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivative financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2012

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥12,817	¥12,817	¥384	¥12,433	¥0
Futures, Foreign exchange contracts:
Assets	692	692	649	43	0
Liabilities	482	482	412	70	0
Credit derivatives held:
Assets	97	97	0	97	0
Liabilities	23	23	0	23	0
Options held/written, Caps held and other:
Assets	5,924	5,924	0	631	5,293
Liabilities	4,430	4,430	0	4,430	0
Non-trading instruments
Assets:
Cash and cash equivalents	¥786,892	¥786,892	¥786,892	¥0	¥0
Restricted cash	123,295	123,295	123,295	0	0
Time deposits	24,070	24,070	0	24,070	0
Installment loans (net of allowance for probable loan losses)	2,650,162	2,669,196	0	78,934	2,590,262
Investment in securities:
Practicable to estimate fair value	935,495	938,314	173,056	521,603	243,655
Not practicable to estimate fair value*	199,078	199,078	0	0	0
Liabilities:
Short-term debt	¥457,973	¥457,973	¥0	¥457,973	¥0
Deposits	1,103,514	1,107,440	0	1,107,440	0
Long-term debt	4,267,480	4,262,612	0	1,491,620	2,770,992
Futures, Foreign exchange contracts:
Assets	335	335	0	335	0
Liabilities	5,015	5,015	0	5,015	0
Foreign currency swap agreements:
Assets	5,540	5,540	0	5,540	0
Liabilities	5,432	5,432	0	5,432	0
Interest rate swap agreements:
Assets	4,624	4,624	0	4,624	0
Liabilities	1,277	1,277	0	1,277	0

*	The fair value of investment securities of ¥199,078 million was not estimated, as it was not practical.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2013

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥33,041	¥33,041	¥2,184	¥30,857	¥0
Futures, Foreign exchange contracts:
Assets	147	147	147	0	0
Liabilities	0	0	0	0	0
Credit derivatives held/written:
Assets	370	370	0	370	0
Liabilities	100	100	0	100	0
Options held/written and other:
Assets	5,654	5,654	0	3,555	2,099
Liabilities	3,530	3,530	0	3,530	0
Non-trading instruments
Assets:
Cash and cash equivalents	¥826,296	¥826,296	¥826,296	¥0	¥0
Restricted cash	106,919	106,919	106,919	0	0
Time deposits	8,356	8,356	0	8,356	0
Installment loans (net of allowance for probable loan losses)	2,602,737	2,625,132	0	82,125	2,543,007
Investment in securities:
Practicable to estimate fair value	852,550	861,570	166,398	552,394	142,778
Not practicable to estimate fair value*	208,077	208,077	0	0	0
Liabilities:
Short-term debt	¥420,726	¥420,726	¥0	¥420,726	¥0
Deposits	1,078,587	1,081,273	0	1,081,273	0
Long-term debt	4,061,534	4,081,912	0	1,486,219	2,595,693
Futures, Foreign exchange contracts:
Assets	883	883	0	883	0
Liabilities	4,685	4,685	0	4,685	0
Foreign currency swap agreements:
Assets	2,890	2,890	0	2,890	0
Liabilities	8,263	8,263	0	8,263	0
Interest rate swap agreements:
Assets	4,654	4,654	0	4,654	0
Liabilities	1,459	1,459	0	1,459	0

*	The fair value of investment securities of ¥208,077 million was not estimated, as it was not practical.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by using valuation models including discounted cash flow methodologies and broker quotes (see Note 2). For held-to-maturity securities, the estimated fair values were based on quoted market prices. For certain investment funds included in other securities, the fair values are estimated based on net asset value per share or discounted cash flow methodologies. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

31. Commitments, Guarantees and Contingent Liabilities

Commitments—As of March 31, 2013, the Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥12,117 million.

The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen
2014	¥4,036
2015	3,576
2016	3,300
2017	3,199
2018	2,866
Thereafter	19,283

Total	¥36,260

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥8,131million, ¥7,681million and ¥7,848 million in fiscal 2011, 2012 and 2013, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥759 million, ¥442 million and ¥487 million in fiscal 2011, 2012 and 2013, respectively. The longest contract of them will mature in fiscal 2016. As of March 31, 2013, the amounts due are as follows:

Years ending March 31,	Millions of yen
2014	¥179
2015	97
2016	36

Total	¥312

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥59,830 million as of March 31, 2013.

The Company and its subsidiaries have agreements to commit to execute loans for consumers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2013, the total unused credit and capital amount available is ¥284,090 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Guarantees—The Company and its subsidiaries apply ASC 460-10 (“Guarantees”), and at the inception of a guarantee recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460-10. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2012 and 2013:

	2012			2013
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥360,436	¥1,577	2026	¥316,650	¥2,587	2026
Transferred loans	162,554	3,869	2043	196,162	4,246	2044
Consumer loans	0	0	—	77,034	8,085	2018
Housing loans	19,511	4,536	2051	29,510	7,437	2051
Other	1,991	7	2024	2,936	126	2024

Total	¥544,492	¥9,989	—	¥622,292	¥22,481	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of March 31, 2012 and March 31, 2013, total notional amount of the loans subject to such guarantees are ¥1,234,000 million and ¥1,239,000 million respectively, and book value of guarantee liabilities which amount is included in the table above are ¥666 million and ¥734 million, respectively. The potential future payment amounts included in the table above for these guarantees are limited to the agreed range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2013.

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

There were no significant changes in the payment or performance risk of these guarantees in fiscal 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Guarantee of consumer loans: A subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obligated to pay the outstanding obligations when these loans become delinquent generally for more than a month.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events.

There were no significant changes in the payment or performance risk of the guarantees in fiscal 2013.

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

There were no significant changes in the payment or performance risk of the guarantees in fiscal 2013.

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

32. Segment Information

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

From April 1, 2012, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) is retrospectively applied to prior periods’ financial statements.

Due to this change, the reclassified figures are shown for the years ended March 31, 2011 and 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing, commission business such as the sale of financial products

Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring and IT-related equipment rentals and leasing

Real Estate	:	Real estate development, rental and financing, facility operation, REIT asset management, real estate investment and advisory services

Investment and Operation	:	Environment and energy business, loan servicing (asset recovery) and principal investment

Retail	:	Life insurance, banking, and card loan business

Overseas Business	:	Leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations

Financial information of the segments for the years ended March 31, 2011, 2012 and 2013 is as follows:

	Millions of yen
Year ended March 31, 2011	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥79,305	¥225,830	¥217,590	¥89,595	¥148,768	¥176,875	¥937,963
Interest revenue	23,830	189	13,181	24,083	28,171	34,839	124,293
Interest expense	12,877	4,998	18,098	6,639	8,980	16,931	68,523
Depreciation and amortization	5,605	98,577	16,587	1,743	8,769	27,662	158,943
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	12,718	1,955	1,131	6,734	1,409	3,226	27,173
Write-downs of long-lived assets	104	0	13,278	996	0	1,770	16,148
Increase (Decrease) in policy liabilities	0	0	0	0	(11,615)	0	(11,615)
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	487	157	2,585	1,333	52	13,382	17,996
Discontinued operations	121	0	7,845	6,849	199	76	15,090
Segment profits	10,035	26,203	54	13,212	21,811	45,639	116,954
Segment assets	968,327	502,738	1,539,814	506,011	1,653,704	972,224	6,142,818
Long-lived assets	37,919	312,261	1,016,039	45,139	42,686	193,724	1,647,768
Expenditures for long-lived assets	3,744	118,283	40,270	6,168	86	58,156	226,707
Investment in affiliates	15,993	710	84,325	55,151	110,375	106,813	373,367

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
Year ended March 31, 2012	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥72,449	¥231,951	¥222,631	¥73,293	¥160,071	¥187,240	¥947,635
Interest revenue	19,901	343	10,729	21,716	29,041	32,210	113,940
Interest expense	9,759	4,186	15,677	5,757	7,195	19,212	61,786
Depreciation and amortization	3,420	98,810	18,570	1,797	8,916	28,194	159,707
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	2,278	10	2,988	7,442	1,128	3,811	17,657
Write-downs of long-lived assets	793	0	11,311	713	0	798	13,615
Increase (Decrease) in policy liabilities	0	0	0	0	6,421	0	6,421
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	687	146	1,310	7,033	(9,996)	6,299	5,479
Discontinued operations	475	0	444	(3,331)	688	667	(1,057)
Segment profits	21,532	34,710	1,349	15,983	19,352	49,768	142,694
Segment assets	898,776	537,782	1,369,220	471,145	1,738,454	986,762	6,002,139
Long-lived assets	27,029	327,489	977,102	33,964	44,986	195,207	1,605,777
Expenditures for long-lived assets	909	126,779	22,945	507	14	63,506	214,660
Investment in affiliates	16,842	880	84,697	61,469	79,255	88,564	331,707

	Millions of yen
Year ended March 31, 2013	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥72,463	¥238,316	¥215,212	¥121,933	¥188,695	¥202,516	¥1,039,135
Interest revenue	17,535	426	9,062	22,573	45,854	35,830	131,280
Interest expense	9,547	4,258	12,352	4,509	6,674	18,249	55,589
Depreciation and amortization	2,380	106,485	19,741	2,297	10,631	31,695	173,229
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	131	123	(449)	5,532	2,611	2,438	10,386
Write-downs of long-lived assets	0	0	13,296	1,723	0	328	15,347
Increase (Decrease) in policy liabilities	0	0	0	0	20,990	0	20,990
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	1,145	176	(430)	7,251	4,680	9,521	22,343
Discontinued operations	0	0	4,063	(1,045)	632	432	4,082
Segment profits	24,754	36,091	5,582	34,937	43,209	52,756	197,329
Segment assets	892,738	599,075	1,111,810	416,569	1,970,972	1,211,500	6,202,664
Long-lived assets	27,415	381,816	864,754	49,441	92,817	280,218	1,696,461
Expenditures for long-lived assets	1,943	160,420	22,276	1,200	206	109,426	295,471
Investment in affiliates	18,020	1,459	73,141	65,713	25,205	143,019	326,557

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The accounting policies of the segments are almost the same as those described in Note 1 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, income from discontinued operations and the consolidation of certain variable interest entities (VIEs). Income taxes are not included in segment profits or losses because the management evaluates segments’ performance on a pre-tax basis. Also, net income attributable to noncontrolling interests and redeemable noncontrolling interests are not included in segment profits or losses because the management evaluates segments’ performance based on profits or losses (per-tax) attributable to ORIX Corporation Shareholders. On the other hand, income from discontinued operations is included in segment profits or losses because the management considers such disposal activities as part of the ordinary course of business. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and income from discontinued operations, which are recognized net of tax in the accompanying consolidated statements of income, are adjusted to profit or loss before income taxes, when calculating segment profits or losses. Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, write-downs of certain long-lived assets and certain foreign exchange gains or losses are excluded from the segment profits or losses, and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, inventories, advances for investment in operating leases (included in other assets), advances for investment in other operating assets (included in other assets), and investment in affiliates. This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

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

	Millions of yen
	2011	2012	2013
Segment revenues:
Total revenues for segments	¥937,963	¥947,635	¥1,039,135
Revenues related to corporate assets	3,440	5,564	4,118
Revenues related to assets of certain VIEs	51,747	41,833	33,210
Revenues from discontinued operations	(52,144)	(24,211)	(10,825)

Total consolidated revenues	¥941,006	¥970,821	¥1,065,638

Segment profits:
Total profits for segments	¥116,954	¥142,694	¥197,329
Corporate interest expenses, general and administrative expenses	(11,852)	(14,690)	(23,133)
Corporate write-downs of securities	(615)	0	0
Corporate net gains (losses) on investment securities	203	0	0
Corporate other gains (losses)	(4,875)	(3,689)	(11,784)
Gains (losses) related to assets or liabilities of certain VIEs	(1,591)	2,583	2,832
Discontinued operations, pre-tax	(13,924)	466	125
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests, net of applicable tax effect	5,332	2,392	7,149

Total consolidated income before income taxes and discontinued operations	¥89,632	¥129,756	¥172,518

Segment assets:
Total assets for segments	¥6,142,818	¥6,002,139	¥6,202,664
Cash and cash equivalents, restricted cash and time deposits	855,340	934,257	941,571
Allowance for doubtful receivables on direct financing leases and probable loan losses	(154,150)	(136,588)	(104,264)
Other receivables	182,013	188,108	196,626
Other corporate assets	524,056	478,979	534,423
Assets of certain VIEs	1,011,833	865,935	668,690

Total consolidated assets	¥8,561,910	¥8,332,830	¥8,439,710

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Year Ended March 31, 2011
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥771,403	¥138,975	¥82,772	¥(52,144)	¥941,006
Income before Income Taxes*1	60,512	18,411	24,633	(13,924)	89,632

	Millions of yen
	Year Ended March 31, 2012
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥768,955	¥130,717	¥95,360	¥(24,211)	¥970,821
Income before Income Taxes*1	74,966	26,894	27,430	466	129,756

	Millions of yen
	Year Ended March 31, 2013
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥843,625	¥130,561	¥102,277	¥(10,825)	¥1,065,638
Income before Income Taxes*1	116,235	27,458	28,700	125	172,518

*Note:	1. Results of discontinued operations (pre-tax) are included in each amount attributed to each geographic area.
2. Mainly United States
3. Mainly Asia, Europe, Oceania and Middle East

ASC 280-10 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information.

No single customer accounted for 10% or more of the Company’s total revenues for the years ended March 31, 2011, 2012 and 2013.

33. Subsequent Events

There are no material subsequent events.

Schedule II.—Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

Description	Millions of yen
	Year Ended March 31, 2011
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥97	¥0	¥42	¥(59)	¥(2)	¥78
Severance and other benefits to terminated employees	16	0	0	(16)	0	0

Total	¥113	¥0	¥42	¥(75)	¥(2)	¥78

Description	Millions of yen
	Year Ended March 31, 2012
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥78	¥0	¥0	¥(38)	¥(1)	¥39
Severance and other benefits to terminated employees	0	0	15	(15)	0	0

Total	¥78	¥0	¥15	¥(53)	¥(1)	¥39

Description	Millions of yen
	Year Ended March 31, 2013
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥39	¥0	¥0	¥(31)	¥1	¥9
Severance and other benefits to terminated employees	0	0	3	(3)	0	0

Total	¥39	¥0	¥3	¥(34)	¥1	¥9

Description	Millions of yen
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Deferred tax assets: Valuation allowance
Year ended March 31, 2011	¥42,846	¥669	¥6,220	¥(22,778)	¥(163)	¥26,794
Year ended March 31, 2012	¥26,794	¥875	¥6,339	¥(6,836)	¥(3,034)	¥24,138
Year ended March 31, 2013	¥24,138	¥1,085	¥4,973	¥(12,116)	¥751	¥18,831

*Note:	1. The amount of deduction includes benefits recognized in earnings, expiry of loss carryforwards and sales of subsidiaries.
2. The amount of other includes translation adjustment and the effect of changes in statutory tax rate.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on April 1, 2013.

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 24, 2008 (Incorporated by reference from the annual report on Form 20-F filed on July 2, 2008, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on July 17, 2012.

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated.

Exhibit 8.1	List of subsidiaries.

Exhibit 11.1	Code of Ethics, as amended on July 20, 2012.

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 101	Instance Document.

Exhibit 101	Schema Document.

Exhibit 101	Calculation Linkbase Document.

Exhibit 101	Definition Linkbase Document.

Exhibit 101	Labels Linkbase Document.

Exhibit 101	Presentation Linkbase Document.