Form 20-F
period 2014-03-31
ORIX CORP
filed 2014-06-26
CIK 1070304

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2014

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

As of March 31, 2014, 1,322,777,628 Shares were outstanding, including Shares that were represented by 3,238,401 ADSs.

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

The consolidated financial statements of ORIX have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). For certain entities where we hold majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of the business, the equity method is applied pursuant to FASB Accounting Standards Codification (“ASC”) 810-10-25-2 to 14 (“Consolidation—The Effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities (“VIEs”) of which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810 (“Consolidation”). Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

References in this annual report to “\” or “yen” are to Japanese yen and references to “US$,” “$” or “dollars” are to United States dollars.

Certain monetary amounts and percentage data included in this annual report have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in tables may not be equal to the arithmetic sums of the figures that precede them.

The Company’s fiscal year ends on March 31. The fiscal year ended March 31, 2014 is referred to throughout this annual report as “fiscal 2014,” and other fiscal years are referred to in a corresponding manner. References to years not specified as being fiscal years are to calendar years.

Effective April 1, 2013, the Company implemented a 10-for-1 stock split of shares of its common stock and amended its unit share system such that one hundred shares constitutes one unit. The total number of authorized shares of ORIX’s common stock increased from 259,000,000 shares to 2,590,000,000 shares, and the total number of shares of ORIX’s common stock issued increased from 124,871,476 shares to 1,248,714,760 shares. As a result of the stock split, the ratio of ADSs (which may be evidenced by one or more American Depositary Receipts or “ADRs”) to underlying shares changed from 0.5 underlying shares per 1 ADS to 5 underlying shares per 1 ADS. Unless indicated otherwise, numbers of Shares of ORIX’s common stock, per Share information for ORIX’s common stock, for example historical dividend information, and ORIX’s ADS information in this annual report have been retroactively adjusted to reflect the 10-for-1 stock split effective on April 1, 2013.

FORWARD-LOOKING STATEMENTS

This annual report contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. When included in this annual report, the words “will,” “should,” “expects,” “intends,” “anticipates,” “estimates” and similar expressions, among others, identify forward looking statements. Such statements, which include, but are not limited to, statements contained in “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and

ii

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

	Year ended March 31,
	2010	2011	2012	2013	2014
	(Millions of yen)
Income statement data(1):
Total revenues	¥887,290	¥938,852	¥964,779	¥1,055,764	¥1,341,651
Total expenses	856,326	866,586	842,564	904,911	1,140,673
Operating income	30,964	72,266	122,215	150,853	200,978
Equity in net income of affiliates	8,364	16,806	1,983	13,836	17,825
Gains on sales of subsidiaries and affiliates and liquidation losses, net	17,420	1,199	3,317	7,883	64,923
Income before income taxes and discontinued operations	56,748	90,271	127,515	172,572	283,726
Income from continuing operations	35,723	65,437	82,907	118,890	186,490
Net income (loss) attributable to the noncontrolling interests	704	2,373	(332)	3,164	3,089
Net income attributable to the redeemable noncontrolling interests	2,476	2,959	2,724	3,985	4,108
Net income attributable to ORIX Corporation shareholders	36,512	66,021	83,509	111,909	186,794

	As of March 31,
	2010	2011	2012	2013	2014
	(Millions of yen, except number of Shares)
Balance sheet data :
Investment in direct financing leases(2)	¥756,481	¥830,853	¥900,886	¥989,380	¥1,094,073
Installment loans(2)	2,464,251	2,983,164	2,769,898	2,691,171	2,315,555

Subtotal	3,220,732	3,814,017	3,670,784	3,680,551	3,409,628
Investment in operating leases	1,213,223	1,270,295	1,309,998	1,395,533	1,375,686
Investment in securities	1,104,158	1,175,381	1,147,390	1,093,668	1,214,576
Other operating assets	186,396	219,057	206,109	233,258	312,774
Allowance for doubtful receivables on direct financing leases and probable loan losses	(157,523)	(154,150)	(136,588)	(104,264)	(84,796)
Others	2,155,031	2,237,310	2,135,137	2,140,964	2,841,524

Total assets	¥7,722,017	¥8,561,910	¥8,332,830	¥8,439,710	¥9,069,392

Short-term debt	¥573,565	¥478,633	¥457,973	¥420,726	¥309,591
Long-term debt	3,836,270	4,531,268	4,267,480	4,061,534	3,858,874
Common stock	143,939	143,995	144,026	194,039	219,546
Additional paid-in capital	178,661	179,137	179,223	229,600	255,449
ORIX Corporation shareholders’ equity	1,287,179	1,306,582	1,380,736	1,643,596	1,918,740
Number of issued Shares	1,102,299,480	1,102,458,460	1,102,544,220	1,248,714,760	1,322,777,628
Number of outstanding Shares	1,074,842,470	1,074,985,020	1,075,217,210	1,221,433,050	1,309,444,294

	As of and for the Year Ended March 31,
	2010	2011	2012	2013	2014
	(Yen and dollars, except ratios and number of employees)
Key ratios (%)(3):
Return on ORIX Corporation shareholders’ equity (“ROE”)	3.0	5.1	6.2	7.4	10.5
Return on assets (“ROA”)	0.45	0.81	0.99	1.33	2.13
ORIX Corporation shareholders’ equity ratio	16.7	15.3	16.6	19.5	21.2
Allowance/investment in direct financing leases and installment loans	4.9	4.0	3.7	2.8	2.5

Per Share data and employees:
ORIX Corporation shareholders’ equity per Share(4)	¥1,197.55	¥1,215.44	¥1,284.15	¥1,345.63	¥1,465.31
Basic earnings per Share for income attributable to ORIX Corporation shareholders from continuing operations(5)	31.11	55.91	74.24	103.09	141.55
Basic earnings per Share for net income attributable to ORIX Corporation shareholders	35.83	61.42	77.68	102.87	147.30
Diluted earnings per Share for net income attributable to ORIX Corporation shareholders	30.58	51.83	65.03	87.37	142.77
Dividends applicable to fiscal year per Share	7.5	8	9	13	23
Dividends applicable to fiscal year per Share(6)	$0.08	$0.10	$0.12	$0.13	$0.22
Number of employees	17,725	17,578	17,488	19,043	25,977

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

(2)

The sum of assets considered 90 days or more past due and loans individually evaluated for impairment amounted to ¥386,146 million, ¥344,855 million, ¥319,819 million, ¥236,291 million and ¥155,860 million as of March 31, 2010, 2011, 2012, 2013 and 2014, respectively. These sums included: (i) investment in direct financing leases considered 90 days or more past due of ¥25,682 million, ¥22,787 million,

¥17,441 million, ¥15,806 million and ¥13,887 million as of March 31, 2010, 2011, 2012, 2013 and 2014, respectively, (ii) installment loans (excluding loans individually evaluated for impairment) considered 90 days or more past due of ¥12,321 million, ¥10,037 million, ¥8,604 million, ¥7,745 million and ¥6,149 million as of March 31, 2010, 2011, 2012, 2013 and 2014, respectively, and (iii) installment loans individually evaluated for impairment of ¥348,143 million, ¥312,031 million, ¥293,774 million, ¥212,740 million and ¥135,824 million as of March 31, 2010, 2011, 2012, 2013 and 2014, respectively. See “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended March 31, 2014 Compared to Year Ended March 31, 2013—Details of Operating Results—Revenues, New Business Volumes and Investments—Asset quality.”

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

(4)	ORIX Corporation shareholders’ equity per Share is the amount derived by dividing ORIX Corporation shareholders’ equity by the number of outstanding shares.
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

EXCHANGE RATES

The following table provides the noon buying rates for Japanese yen, expressed in Japanese yen per $1.00 in New York City for cable transfers in foreign currencies. As of June 20, 2014, the noon buying rate for Japanese yen was ¥102.14 = $1.00. No representation is made that the yen or dollar amounts referred to herein could have been or could be converted into dollars or yen, as the case may be, at any particular rate or at all.

	Year Ended March 31,
	2010	2011	2012	2013	2014
	(Yen per dollar)
Yen per dollar exchange rates:
High	¥100.71	¥94.68	¥85.26	¥96.16	¥105.25
Low	86.12	78.74	75.72	77.41	92.96
Average of the last days of the months	92.49	85.00	78.86	83.26	100.46
At period-end	93.40	82.76	82.41	94.16	102.98

The following table provides the high and low noon buying rates for yen, expressed in yen per $1.00, during the months indicated.

	High	Low
2013
December	¥105.25	¥101.82

2014
January	¥104.87	¥102.20
February	102.71	101.11
March	103.38	101.36
April	103.94	101.43
May	102.34	101.26

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

1. Risks Related to our External Environment

(1) Protracted global economic weakness and instability could adversely affect our business activities, financial condition and results of operations

Our business is affected by general economic conditions and financial conditions in Japan and in various foreign countries. Although steady growth in the global economy is anticipated due in part to economic upturn in developed countries, particularly the United States, downside risks, such as decelerating growth in emerging economies, still remain. In the United States, the Quantitative Easing Program (QE3) is on a tapering trend. However, we expect the United States to continue to lead the global economy, maintaining stable growth with recovery in the employment market, increasing housing demand, and increasing consumer spending. In Asia, while China is in the process of shifting the emphasis of its economic policy away from high growth and toward stable growth, other emerging economies are expected to see increases in investments with a focus on high growth, due in part to economic resurgence among developed countries. In Japan, consumer spending and housing investment are expected to decrease in reaction to the consumption tax hike that went into effect on April 1, 2014. However, we anticipate steady recovery of the Japanese economy due to monetary easing and various economic measures by the Bank of Japan and the Abe administration, coupled with stable levels of employment.

Despite our attempts to minimize risks that are affected by an unstable economic climate through, for example, improving risk management procedures, future instability in the global economy could adversely affect our business activities, financial condition and results of operations.

(2) We may lose market share or suffer reduced profitability as a result of competition based on pricing and other terms

We compete on the basis of pricing, transaction structure, service quality and other terms. If our competitors seek to compete aggressively on the basis of pricing and other terms without regard to profitability, we may lose market share. Similarly, some of our competitors are larger than we are, can access capital at a lower cost than we can and are better able to maintain profits at reduced prices. If we try to match aggressive terms offered by competitors, our profitability may decline.

(3) Negative rumors could affect our business activities, financial condition, results of operations and share price

Our business depends upon the confidence of customers and market participants. Negative rumors about our activities, our industries or parties with whom we do business could harm our reputation and diminish confidence in our business. If we suffer reputational damage as a result of any rumors, we may lose customers or business opportunities, which could adversely affect our business activities, financial condition, and results of operations, and our share price could decline.

(4) Our business may be adversely affected by economic fluctuations and political disturbances

We conduct business operations in Japan as well as in the United States, Asia, Oceania, the Middle East and Europe. Our operations in the United States, Asia and Oceania are especially large. One of our mid-term management strategies is “Embracing growth in emerging markets including Asia.” While we anticipate growth in Greater China, we are taking a cautious approach, taking into consideration the downside risks of the Chinese economy. In addition, we plan to pursue further expansion in Europe. Shifts in commodity market prices and consumer demand, political instability or religious strife in these and other regions could adversely affect our business activities, financial condition and results of operations.

(5) Our business activities, financial condition and results of operations may be adversely affected by unpredictable events

Our business activities, financial condition and results of operations may be adversely affected by unpredictable events or any continuing effects caused by such events. Unpredictable events include man-made events, such as accidents, war, terrorism and insurgency, and natural events, such as earthquakes, storms, tsunamis, fires and outbreaks of new strains of influenza or other infectious diseases. If any such event occurs, it may, among other things, cause unexpectedly large market price movements or an unexpected deterioration of economic conditions in a country or region. If such a sudden and unpredictable event occurs, our business activities, financial condition and results of operations may be adversely affected as a result.

(6) Dispositions of Shares may adversely affect market prices for our Shares

As of June 24, 2014, four of our shareholders have filed large shareholder reports pursuant to the Financial Instruments and Exchange Act (“FIEA”) indicating at the time of its filing beneficial ownership, as that term is used in the FIEA, by the relevant shareholder of more than five percent of the total number of our outstanding Shares. Our shareholders may, for strategic, investment or other reasons, decide to reduce their shareholdings in ORIX. Dispositions of Shares, particularly dispositions of large numbers of Shares by major shareholders, may adversely affect market prices for our Shares. For information on major shareholders, see “Item 7. Major Shareholders and Related Party Transactions.”

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

We are constantly striving to improve our portfolio management, however, we may be required to make additional provisions in the future depending on the economic trends.

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

3. Business Risk

(1) We are exposed to risks from our diverse and expanding range of products and services, acquisitions of companies and assets, and entry into joint ventures and alliances

We are expanding the range of our businesses in Japan and overseas. Such expansion may expose us to new and complex risks that we may be unable to fully control or foresee, and, as a result, we may incur unexpected and potentially substantial costs or losses. In addition, we may not achieve targeted results if business opportunities do not develop or increase as expected or if competitive pressures undermine profitability.

As part of our business expansion, we may acquire companies or businesses. If the results of operations of an acquired company or business are lower than what we expected at the time we made such acquisition, we could be required to make large write-downs of goodwill or other assets.

From time to time we also enter into joint ventures and other alliances, and the success of these alliances is often dependent upon the financial and legal stability of our counterparties. If an alliance suffers a decline in financial condition or is subject to operational instability because of a change in applicable laws or regulations, we may be required to pay in additional capital, reduce our investment at a loss, or terminate the alliance.

The contribution from our consolidated subsidiaries and equity method affiliates to our consolidated results of operations is an important component of our income. There can be no assurance that this contribution will be maintained. Furthermore, there can be no assurance that we will continue to identify attractive investment opportunities, or that investments will be as profitable as we originally expected.

Our subsidiaries and affiliates have a wide range of business operations, including operations that are very different from our financial services business. If we fail to manage our investee companies effectively, we may experience financial losses as well as losses of future business opportunities. In addition, we may not be able to sell or otherwise dispose of investments at times or prices we initially expected or at all. We may also need to provide financial support, including credit support or equity investments, to some investee companies if their financial condition deteriorates.

If any such events occur, our business activities, financial condition and results of operations may be adversely affected.

(2) We are exposed to risks related to asset and collateral value volatility

We invest in ships, aircraft, real estate and other assets in Japan and overseas. The market values of our investments are volatile and may decline substantially in the future.

Valuation losses of our assets are recorded based on end-of-period fair market values in accordance with applicable accounting principles. However, losses from the sale of these assets, including as a result of a sudden need for liquidity, may exceed the amount of recorded valuation losses.

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

We acquire collateral including real estate properties when we provide installment loans. If the value of this collateral decreases as a result of changes in market conditions, the expected collectable amount from the relevant loans may decrease and the provision for doubtful receivables and probable loan losses may increase accordingly.

In such event, our business activities, financial condition and results of operations may be adversely affected.

(3) Risks related to our other businesses

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

When fund procurement costs increase due to actual or perceived increases in market interest rates, financing lease terms and loan interest rates for new transactions may diverge from the trend in market interest rates.

Changes in market interest rates could have an adverse effect on the credit quality of our assets and our asset structure. For example, with respect to floating-rate loan assets, if market interest rates increase, the repayment burdens of our customers may also increase, which could adversely affect the financial condition of such customers and their ability to repay their obligations to us. Alternatively, a decline in interest rates could result in increased prepayments of loans and a decrease in our assets.

We do not perfectly hedge all of the currency risks that arise from business operations in foreign currencies and overseas investments. As a result, a significant change in interest rates or currency exchange rates could have an adverse impact on our business activities, financial condition and results of operations.

(2) Our use of derivatives may adversely affect our business activities, financial condition and results of operations

We use derivative instruments to reduce investment portfolio price fluctuations and manage interest rate and currency risk. However, we may not be able to successfully manage these risks through the use of derivatives. Furthermore our derivatives counterparties could fail to honor the terms of their contracts with us. We also may be unable to enter into derivative transactions if our credit ratings are downgraded.

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

(3) Fluctuations in market prices of stocks and bonds may adversely affect our business activities, financial condition and results of operations

We hold investments in shares of private and public company stock, including shares of our equity method affiliates, and bonds, in Japan and overseas. The market values of our investment assets are volatile and may decline substantially in the future. A significant decline in the value of our investment assets could adversely affect our business activities, financial condition and results of operations.

5. Liquidity Risk (Risk Relating to Fund Procurement)

(1) Our access to liquidity and capital may be restricted by economic conditions, instability in the financial markets or changes in our credit ratings

Our primary sources of funds from financing activities include: borrowings from banks and other institutional lenders, funding from capital markets (such as offerings of commercial paper (“CP”), straight bonds and medium-term notes, asset-backed securities and other debt securities) and deposits. Such sources include a significant amount of short-term debt, such as CP and other short-term borrowings from various institutional lenders, and the portion of our long-term debt maturing in the current fiscal year. Some of our committed credit lines require us to comply with financial covenants.

Adverse economic conditions or financial market instability, among other things, may adversely affect our ability to raise new funds or to renew existing funding sources, may subject us to increased funding costs or credit market volatility or may cause a decline in demand for our securities. If our access to liquidity is restricted, or if we are unable to obtain our required funding at acceptable costs, our business activities, financial condition and results of operations may be significantly and adversely affected.

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

6. Legal Risk

(1) Enactment of, or changes in, laws, regulations and accounting standards may affect our business activities, financial condition and results of operations

Enactment of, or changes in, laws and regulations may affect the way that we conduct our business, the products or services that we may offer, as well as our customers, borrowers, invested companies and funding sources. Such enactment or changes may cause our costs to increase, or if relating to accounting standards, may significantly affect how we record and report our financial condition and results of operations, even if our underlying business fundamentals remain the same. As a result of such enactment or changes, our business activities, financial condition and results of operations could be adversely affected.

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

Certain of our businesses are subject to industry-specific laws and regulations requiring, among other things, that each company conduct independent operations and maintain financial soundness and appropriateness of business activities. A total or partial suspension of operations or the revocation of one or more of our licenses may adversely affect our business activities, financial condition and results of operations.

Our effort to implement thorough internal controls for compliance and legal risk management to prevent violations of applicable laws and regulations, may not be fully effective in preventing all violations. In addition, we engage in a wide range of businesses, and our expansion into new businesses through acquisitions may require us to revise or cause our current internal controls to cease to function adequately. In such cases, we may be subject to sanctions or penalties, which could apply to our officers or employees, if we fail to revise them properly or at all. Such events could adversely affect our business activities, financial condition, results of operations and reputation.

Regardless of whether we have violated any laws, if we become the subject of a governmental investigation, litigation or other proceeding in connection with our businesses, our business activities, financial condition and results of operations may be adversely affected.

7. Operational Risk

(1) Failures in our computer and other information systems could interfere with our operations and damage our business activities, financial condition and result of operations

We use information systems for financial transactions, personal information management, business monitoring and processing and as part of our business decision-making and risk management activities. Some of these information systems may be outsourced.

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

Our information system equipment could suffer damage from a large-scale natural disaster or from terrorism, such as hacking or other unauthorized access. If networks or information systems fail, we could experience interruption of business activity, delay in the receipt and payment of funds, or substantial costs for recovery of functionality. As a result, our business activities, financial condition and results of operations may be adversely affected.

(2) We may not be able to hire or retain qualified personnel

Our businesses require a considerable investment in human resources and the retention of qualified personnel in order to successfully compete in markets in Japan and overseas. If we cannot develop, hire or retain the necessary qualified personnel, our business activities, financial condition and results of operations may be adversely affected.

(3) If our internal controls over financial reporting are insufficient, our share price, reputation and business activities may be adversely affected

We have established and assessed our internal controls over financial reporting in a manner intended to ensure compliance with the requirements of various laws and regulations. However, in future periods we or our independent registered public accounting firm may identify material weaknesses in our internal controls over financial reporting, such finding may cause us or our accountants to disclose that our internal controls over financial reporting are ineffective, which could cause a loss of investor confidence in the reliability of our financial statements and cause our share price to fall. In any such case, our business activities, financial condition and results of operations may be adversely affected.

(4) Our risk management may not be effective

We continuously seek to improve our risk management function. However, due to the rapid expansion of our business or significant changes in the business environment, our risk management may not be effective in some cases. As a result, our business activities, financial condition and results of operations could be adversely affected.

(5) Other operational risks

Our business entails many types of operational risk. Examples include inappropriate sales practices; inadequate handling of client and customer complaints; inadequate internal communication of necessary information; misconduct of officers, employees, agents, franchisees, trading associates, vendors or other third parties; errors in the settlement of accounts and conflicts with employees concerning labor and workplace management.

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

CORPORATE HISTORY

ORIX was established on April 17, 1964 in Osaka, Japan as Orient Leasing Co., Ltd. by three trading companies and five banks that included Nichimen Corporation, Nissho Corporation and Iwai Corporation (presently Sojitz Corporation), the Sanwa Bank (presently The Bank of Tokyo-Mitsubishi UFJ, Ltd.), Toyo Trust & Banking (presently Mitsubishi UFJ Trust and Banking Corporation), the Industrial Bank of Japan and Nippon Kangyo Bank (presently Mizuho Bank, Ltd.), and the Bank of Kobe (presently Sumitomo Mitsui Banking Corporation).

Our initial development occurred during the period of sustained economic growth in Japan during the 1960s and the early 1970s. We capitalized on the growing demand in this period by expanding our portfolio of leasing assets.

During this time, our marketing strategy shifted from a focus on using the established networks of the trading companies and other initial shareholders to one that concentrated on independent marketing as the number of our branches expanded. In April 1970, we listed our Shares on the second section of the Osaka Securities Exchange. Since February 1973, our Shares have been listed on the first sections of the Tokyo Stock Exchange and the Osaka Securities Exchange (which was integrated into Tokyo Stock Exchange in 2013). ORIX was also listed on the first section of the Nagoya Stock Exchange from February 1973 to October 2004.

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

In the 1980s and early 1990s, ORIX established offices in Sri Lanka (1980), the United States (1981), Australia (1986), Pakistan (1986) and Taiwan (1991). The Japanese company Budget Rent-a-Car (presently ORIX Auto Corporation) was also established in 1985.

In 1989, we introduced a corporate identity program and changed our name to ORIX Corporation from Orient Leasing Co., Ltd. to reflect our increasingly international profile and diversification into financial services other than leasing.

In 1991 ORIX established ORIX Aviation Systems Limited in Ireland. In the same year, ORIX established ORIX Omaha Life Insurance Corporation (presently ORIX Life Insurance Corporation) and entered the life insurance business. In 1998 ORIX purchased Yamaichi Trust & Bank, Ltd. (presently ORIX Bank Corporation). In 1998, ORIX listed on the New York Stock Exchange (Ticker Symbol: IX) and, through registration with the SEC, has worked to further strengthen its corporate governance regulations. ORIX Real Estate Corporation was established in 1999 to concentrate on condominium development that was first begun in 1993 as well as develop office buildings in pursuit of improved real estate expertise. In 1999 we established ORIX Asset Management and Loan Services Corporation.

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

In 2006, we entered the investment banking field in the United States with the acquisition of Houlihan Lokey Inc. (“Houlihan Lokey”). In 2010, we acquired RED Capital Group, a U.S.-based company that provides financing for multi-family, senior living and healthcare-related real estate development projects in the United States. In 2010, we also acquired Mariner Investment Group LLC, a leading independent SEC-registered hedge fund manager.

We managed ORIX Credit Corporation (“ORIX Credit”) over a continuous three-year period jointly with Sumitomo Mitsui Banking Corporation pursuant to an alliance established in July 2009. In June 2012, ORIX purchased all the shares of ORIX Credit, making ORIX Credit a wholly-owned subsidiary of ORIX.

In July 2013, ORIX acquired Robeco Groep N.V. (“Robeco”), a global asset management company based in the Netherlands, to pursue a new business model by combining finance with related services.

STRATEGY

Target Performance Indicators

In its pursuit of sustainable growth, ORIX Group uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability, ROE to indicate capital efficiency and ROA to indicate asset efficiency. ORIX aims to steadily achieve 10% ROE by increasing asset efficiency through quality asset expansion to capture business opportunities and to increase capital efficiency by strengthening profit-earning opportunities such as fee-based businesses.

Three-year trends in performance indicators are as follows.

		As of March 31,
		2012	2013	2014
Net income attributable to ORIX Corporation shareholders	(Millions of yen)	¥83,509	¥111,909	¥186,794
ROE(1)	(%)	6.2	7.4	10.5
ROA(2)	(%)	0.99	1.33	2.13

(1)	ROE is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average ORIX Corporation shareholders’ equity based on fiscal year beginning and ending balances.
(2)	ROA is the ratio of Net income attributable to ORIX Corporation shareholders for the period to average total assets based on fiscal year beginning and ending balances.

Medium- and Long-Term Corporate Management Strategies

ORIX Group believes that it is vital to respond to changes in the market environment with agility and flexibility. ORIX Group consists of six business segments (Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business) representing a wide range of businesses, ORIX controls Group-wide risk through this diversified business portfolio. At the same time, ORIX aims to secure profits and business opportunities through the complementary nature of its diversified portfolio.

From a funding standpoint, ORIX continues to maintain a stable financial base characterized by high percentage of long-term debt from various funding sources that include borrowings from financial institutions and issuance of bonds in various markets, and ORIX Bank Corporation (“ORIX Bank”) deposits.

ORIX will continue pursuing its medium-term management strategies of accelerating “Finance + Services” and “Embracing growth in emerging markets including Asia” while focusing on expanding operations through business portfolio diversification. Additionally, by committing to “new pillars of business to pursue medium- to long-term growth” ORIX aims to challenge new business opportunities arising from the changing environment.

•

Accelerating “Finance + Services”: After the occurrence of structural changes in the finance business environment caused by the financial crisis, ORIX seeks to provide additional high value-added services has been deemed essential for pursuing increased profitability in the finance business. ORIX Group has been providing “Finance + Services” through its maintenance leasing, facilities operation, aircraft leasing, and asset management businesses. ORIX Group will capitalize on its accumulated Group client base, know-how and expertise to develop new business areas and provide more advanced services.

•

“Embracing growth in emerging markets including Asia”: In Asia’s emerging economies, while China is in the process of shifting the emphasis of its economic policy away from high growth toward stable growth, other emerging Asian economies are expected to see increases in investments with a focus on high growth, due in part to economic resurgence among developed countries. ORIX Group will embrace growth in these countries by expanding operations through capitalizing on its local subsidiaries and the partner networks it has established in emerging markets including Asia in addition to leveraging its successful investment track record.

•

“Establishing new pillars of business to pursue medium- to long-term growth”: Business environment and customers’ needs are constantly changing, and even with existing businesses, ORIX believes that it is capable of capturing new profit-generating opportunities by modifying its existing business model. At the same time, ORIX will continue to provide products and services valued by customers and society by creating new pillars of business that will support future growth through Group-wide collaboration that transcends business divisions.

Evolution of Corporate Culture Underpinning the Management Strategies

It is vital for ORIX Group to continue maintaining and developing a business structure that flexibly and swiftly adapts to a changing operating environment. ORIX will take the following three steps in order to execute our “medium- and long-term corporate management strategies.”

1.	Further advance risk management. Implement thorough and transparent monitoring and control of risks, which take into account characteristics of each business and the changing environment it operates in, and promote medium-term management strategies. ORIX will also continue to maintain financial stability.

2.	Pursue transactions that are both socially responsible and economically viable. Pursue transactions that are socially responsible from compliance and environmental standpoints while providing products and services that are valued by clients and that improve ORIX Group’s profitability.

3.	Create a fulfilling workplace. Focus on ORIX Group’s strengths as a global organization to create a fulfilling work environment for all employees, regardless of nationality, age, gender, background or type of employment.

PROFILE OF BUSINESS BY SEGMENT

Our reportable segments are based on ASC 280 (“Segment Reporting”). For a discussion of the basis for the breakdown of segments, see Note 34 in “Item 18. Financial Statements.” The following table shows a breakdown of profits by segment for the years ended March 31, 2012, 2013 and 2014.

	Years ended March 31,
	2012	2013	2014
	(Millions of yen)
Corporate Financial Services	¥22,989	¥25,932	¥24,874
Maintenance Leasing	33,253	34,913	37,062
Real Estate	1,349	5,582	17,956
Investment and Operation	15,983	34,937	94,111
Retail	19,352	43,209	49,871
Overseas Business	49,768	52,756	69,688

Total segment profits	142,694	197,329	293,562

Difference between segment total and consolidated amounts	(15,179)	(24,757)	(9,836)

Total Consolidated Amounts	¥127,515	¥172,572	¥283,726

Each of our segments is briefly described below.

BUSINESS SEGMENTS

ORIX organizes its businesses into six segments to facilitate strategy formulation, resource allocation and portfolio balancing at the segment level. These six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail and Overseas Business. Management believes that organizing our business into large, strategic units allows us to maximize our corporate value by identifying and cultivating strategic advantages vis-à-vis anticipated competitors in each area and by helping ORIX Group achieve competitive advantage.

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

This segment has its origin in the leasing business developed at the time of ORIX’s establishment in 1964. Even today, this segment serves as the foundation for the entire ORIX Group’s sales activities.

This segment promotes consolidated management by target sharing with other business segments and Group companies, both domestic and foreign. In this way, this segment creates cross-functional tie ups with Group customers in order to swiftly provide wide-ranging services backed by expertise.

Operating Environment

In Japan, despite concerns over the impact of the consumption tax hike that went into effect on April 1, 2014, we have seen a steady increase in capital expenditures as corporate sentiment grew positive due to improvement in corporate revenues. We have also seen an increase in lending by financial institutions to SMEs in addition to large corporations. Going forward we anticipate an increase in capital expenditures by corporations capitalizing on the favorable financing environment.

On the other hand, due to the suspended operation of Japan’s nuclear power stations since the Great East Japan Earthquake, corporate business activities have been impacted by electricity supply constraints and an increase in the cost of electricity. Nevertheless, the number of domestic corporate bankruptcies decreased for the fifth consecutive fiscal year thanks to sustained financial support by financial institutions, even after the expiration of the SME Financing Facilitation Act, and a decrease in bankruptcies in the construction and real estate industries, owing to an increase in public works projects associated with reconstruction following the Great East Japan Earthquake, and the selection of Tokyo as the host city of 2020 Olympics and Paralympics.

Overview of Business Strategies

•	Expand the customer base through strengthened cooperation with group companies

•	Accumulate small-sized quality assets

•	Expand fee revenues by capturing environment and energy-related demands

Operating Strategy

Through various transactions, sales personnel in the Corporate Financial Services segment deepen their understanding of the segment’s customers, including their specific needs and management issues. With this segment constituting ORIX’s sales platform, sales personnel develop and deliver optimum solutions to customers by leveraging the high-level expertise of the Group’s business segments to expand the Group’s business opportunities. We seek to enhance the profitability of the Group as a whole by expanding the customer base through stronger cooperation with Group companies and by accumulating small-sized quality assets. Moreover, we seek to increase revenues from fee business by providing products and services aligned with customer needs to accelerate the pace of its “Finance + Services” strategy.

This segment promotes consolidated management by sharing business targets with other business segments and Group companies, both domestic and foreign, particularly ORIX Auto Corporation and ORIX Rentec Corporation. By promoting consolidated management, we seek to strengthen customer relations so that the customers of our Group companies including the customers of ORIX Auto Corporation will also become customers for other products and services offered by the Group.

The launch of solar panel sales has enabled the Corporate Financial Services segment to generate new customer relationships. This segment endeavors to expand transactions not only with customers who actually purchased solar panels but with all potential customers to whom it marketed solar panels by continuing to offer solutions to management issues, which lead to sales of the Group’s products and services. In addition to sales of solar panels, this segment seeks to develop new businesses and services in order to expand the Group’s customer base and build a more stable revenue base.

Maintenance Leasing

Overview of Operation

The Maintenance Leasing segment consists of ORIX’s automobile and rental operations, both of which possess a high level of expertise.

In its automobile leasing business, ORIX engages in leasing, automobile rental and car sharing businesses. Automobile leasing operations began by offering leases including maintenance to corporate clients. Today, the segment’s services include a complete range of vehicle maintenance outsourcing services requiring high-level expertise that encompasses solutions that meet clients’ compliance, environmental and safety management needs. This segment also offers a broad spectrum of tailor-made services that address both corporate and individual client needs.

Having initially specialized in precision measuring equipment rentals for corporate customers, the rental business has greatly expanded the range of products it offers and currently includes IT-related equipment and medical equipment, environmental analysis equipment as well as tablet computers. The rental business also offers a diverse range of services such as technical support, sales of software packages, equipment calibration and asset management.

Operating Environment

In Japan, despite concerns over the impact of the consumption tax hike that went into effect on April 1, 2014, we are seeing a steady increase in capital expenditures as corporate sentiment grew positive due to improvement in corporate revenues. Furthermore, demand for automobile leasing and truck rentals is expected to rise due to the government’s plan for a large-scale public investment program. The weakening of the yen has helped increase tourism in Japan, resulting in greater demand for automobile rentals.

Companies’ needs for services related to compliance, safety management, and reduction of environmental impact are increasing together with a continued emphasis on reducing vehicle maintenance and administrative costs. Reflecting the change in individuals’ perception of vehicles, there is a shift in consumption behavior from ownership to usage and sharing, and as a result, demand for car rental and car sharing services is rising.

The precision measuring equipment rental market in Japan is not expected to expand substantially, although there have been signs of a return of domestic manufacturing capacity in the manufacturing sector. On the other hand, the competitive landscape remains relatively stable owing to the high barriers to entry arising from substantial up-front investment and the difficulty of securing specialist personnel with the requisite expertise.

In the IT-related equipment field, the market for cloud computing services continues to grow, and there are signs of a shift in corporate IT investment from hardware ownership to service use. Whereas the PC market will likely remain flat over the medium term, the tablet market is expected to grow significantly.

Overview of Business Strategies

•	Continue Group-wide sales activities

•	Expand high value-added services

•	Further expand market share and develop new markets

Operating Strategy

The automobile business aims to increase its leased assets to reinforce and expand its customer base. In Japan, while the leasing rate of vehicle fleets for enterprises that own more than 30 vehicles is relatively high, it is very low for enterprises and individuals that own 30 vehicles or fewer. On the other hand, these smaller enterprises and individuals account for a large proportion of the vehicles owned in Japan. Therefore, the automobile business will strive to increase the proportion of the customer base consisting of smaller enterprises and individuals while continuing to grow the large-enterprises customer base.

The automobile business is strengthening the provision of high value-added services. Seeking to ensure a stable revenue stream and differentiate itself from competitors, the automobile business leverages its consulting capabilities to select and offer optimum services to the customer from a wide range of vehicle management services. While continually reviewing the line-up of products and services in response to changes in the business environment and evolving customer needs, the automobile business develops new products and services to create new market segments.

The integration of our automobile rental operations, which had been operating under three brands, completed in April 2013. We seek to strengthen our brand, expand our network of outlets and provide high quality services to our customers. In our car sharing business, we will continue working to increase membership and improve customer convenience by optimizing the deployment of stations and vehicles.

In the equipment rental business, while working to maintain high market share, we intend to expand and strengthen our revenue base by increasing the number of new customers by focusing on growth areas, increasing rental of high margin products and introducing new rental items. We will also expand our customer base and range of products in the fields of environment and energy, environmental analysis, electronic components and next-generation automobile development and promote medical equipment rentals that require a high level of expertise and other high value-added rentals by providing applications and cloud services designed to meet the needs of customers renting tablets. We will seek tie-ups with manufacturers and system companies in order to expand our products and services.

All of our businesses in the Maintenance Leasing segment will continue to strengthen business management and cost control to maintain high profitability and competitiveness.

Real Estate

Overview of Operation

The Real Estate segment is mainly comprised of the real estate development and rental business and the facilities operating business.

In the real estate development and rental business, ORIX Group is involved in the development and leasing of properties (including office buildings, commercial properties, logistics centers and residential condominiums), asset management and real estate finance. Together with this comprehensive value chain, the Group boasts significant specialist expertise in each aspect of real estate.

The operation and development of a diverse portfolio of properties including hotels, Japanese inns, aquariums, golf courses, training facilities, nursing care facilities, baseball stadiums and theaters are an integral part of the facilities operating business.

Operating Environment

As the Bank of Japan’s monetary easing policy ripples out to the real economy, the real estate market has been recovering. Following the selection of Tokyo as the host of the 2020 Olympics and Paralympics, Japan’s real estate market have attracted renewed interest, and there have been signs that overseas investors are resuming investment in Japanese real estate.

In the market for office buildings, vacancy rates have trended downward as the supply of new office buildings has slowed, and there have been indications that the decline in rents has bottomed out, such as rising office rents in Tokyo. In the J-REIT market, property acquisition have been increasing through initial public offerings and public offerings. The market has shown signs of rising sales prices with increased competition to acquire properties, and has produced several large-scale real estate deals.

In the condominium market, the contract completion rate in each of the Tokyo and Osaka metropolitan areas remains above the key benchmark level of 70%. Although demand is projected to fall in the wake of the consumption tax rate hike that went into effect on April 1, 2014, condominium sales are expected to remain robust.

The facilities operation business is expected to continue performing strongly, supported by a favorable business environment. Notably, consumer spending is increasing in step with domestic economic recovery and the number of inbound tourists surpassed 10 million for the first time in 2013. On the other hand, intensifying price-based competition is making the operating capabilities of each individual facility increasingly important.

Overview of Business Strategies

•	Turn over assets while taking advantage of the favorable business environment, and promote joint investment

•	Strengthen the facilities operation business

•	Expand fee business by enhancing the asset management business

Operating Strategy

In the real estate development and rental business, we aim to establish a revenue structure that can adapt to and leverage fluctuations of asset prices and rents in the real estate market by promoting fee revenues and capturing income gain on disposal of assets. To expand fee business, we will leverage the strength of the Real Estate segment’s comprehensive value chain, including leasing, asset management, finance and ORIX Group’s customer base. For example, not only will joint investment with foreign investors allow us to acquire a high-quality portfolio while minimizing the investment burden, the Real Estate segment’s value chain will be deployed to maximum advantage to earn fees at every opportunity from property acquisition to asset management during the investment phase and from sales when exiting the investment.

In the facilities operation business, we will review our portfolio and secure new facilities, seeking to improve profitability. At the same time, we will improve service to ensure that ORIX delivers customer satisfaction that translates into repeat customers. In order to add value unique to ORIX facilities, we will promote personnel training and development.

Investment and Operation

Overview of Operation

In the Investment and Operation business segment, ORIX is engaged in three core business activities: environment and energy-related business, principal investments and loan servicing.

For more than ten years, ORIX has been actively involved in the environment and energy-related business through the collection and disposal of waste generated from end-of-lease assets. In addition to waste disposal and recycling and other energy saving measures, ORIX is also actively involved in operations relating to renewable energy sources such as megasolar (large-scale solar energy projects) and rooftop power generation.

The principal investment business invests in private equity both in Japan and overseas and capitalizes on the expertise and collective strength of the Group to increase the corporate value of investees.

The loan servicing business invests in non-performing loans, collects and manages commercial mortgage-backed securities (“CMBS”) and engages in joint operations of business rehabilitation support companies through capital alliances with financial institutions.

Operating Environment

In the environment and energy-business, increase in electricity prices by power companies and electricity shortages resulting from the suspension of Japan’s nuclear reactors has increased the demand for electricity-saving measures and home power generation. The introduction of the feed-in-tariff program has promoted the spread of renewable energy, and, in particular, has spurred the introduction of solar power generation facilities. However, as the feed-in-tariff program will be reviewed annually, it will be necessary to monitor its development. Overseas, especially in Asia, economic growth is accelerating demand for energy. We expect this increase will continue.

In the M&A market, we expect increased demand for investment, finance and advisory services in line with increases in cross-border transactions by Japanese businesses, as well as corporate restructuring, privatization of subsidiaries and business succession planning in SMEs.

In the non-performing loan market, domestic financial institutions were expected to liquidate their non-performing loans following the expiration of the SME Finance Facilitation Act at the end of March 2013. However, these financial institutions have not taken such liquidation measures to date, and there have been only a few investment opportunities.

Overview of Business Strategies

•	Invest in the environment and energy field, and expand business operation such as megasolar projects

•	Expand principal investment both domestically and overseas

•	Pursue new profit opportunities capitalizing on loan servicing expertise

Operating Strategy

In our environment and energy business, we will increase investment in renewable energy. We will promote cooperation between the domestic sales division and the rooftop power generation business throughout Japan and also advance the megasolar business in which ORIX has become a power generation operator. In addition to solar power, we are also entering into other renewable energy businesses such as wind power and geothermal.

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

In the principal investment business, we will leverage our track record to carefully select and actively invest in foreign and domestic business operations. After investing, we will provide hands-on support backed by specialists, use the sales platform of the Group to develop a base of customers and business partners and implement other measures to improve the corporate value of investees in a manner unique to ORIX. We will seek opportunistic investments without limiting the industries we invest in. In Japan, we emphasize domestic investment in medical-related fields, IT services and the food industry. Overseas, we are focused on Asia and the Middle East, and are also looking at regions we have yet to enter, targeting the financial service industry.

In the areas of loan servicing and non-performing loan investment, we will perform service contract and debt acquisition to capture each financial institution’s unique needs and circumstances, such as industry realignment. In addition, we will continue to pursue profit-generating opportunities, leveraging our loan servicing experience and expertise in the areas of management support (e.g., business succession, business rehabilitation), operation of corporate rehabilitation funds together with financial institution. We also enter into joint operations with business rehabilitation support companies through capital alliances.

Retail

Overview of Operation

The Retail business segment consists of life insurance business, banking business and card loan business.

ORIX Life Insurance Corporation (“ORIX Life Insurance”) was founded in 1991 and operates mainly through agencies and mail order sales. Regarding the banking business, ORIX Bank inherited the housing loan business ORIX began handling in 1980 and is now involved in corporate lending and other services. ORIX Bank began card loan operations in March 2012.

ORIX Credit is a card loan provider established in 1979. For approximately three years from July 2009, ORIX Credit was managed as a joint venture with Sumitomo Mitsui Banking Corporation before being re-consolidated as a wholly owned subsidiary of ORIX Group following the purchase of all of ORIX Credit’s shares in June 2012.

ORIX Bank and ORIX Credit have been consolidating management to actively expand their card loan operations.

Operating Environment

In the domestic life insurance market, current trends include a shift toward small-lot individual insurance, an increase in the number of insurance policies and a decrease in total insurance in force. The demand for traditional life insurance remains sluggish, and the demand for so called “third sector” insurance such as medical insurance, which until now had shown steady growth, is showing signs of a slowdown. Meanwhile, the sales channels for insurance products continue to diversify to include bank, Internet and direct shop sales. In the investment environment, buoyant stock prices have eliminated the negative spreads of major life insurance companies, prompting moves by some of these life insurance companies to pay out policyholder dividends and reduce premiums.

In the banking industry, loan balances are increasing, and the range of borrowers is expanding from major corporations to include SMEs. Meanwhile, loan interest rates are declining due to intensified competition. Furthermore, capital expenditure is anticipated to increase based on the larger loan amounts. Capital demand by individual investors investing in rental condominiums continues to grow, and has remained robust.

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

Overview of Business Strategies

•	Develop distinctive new products and enhance the agency network in life insurance business

•	Expand card loan business via the consolidated management of ORIX Bank and ORIX Credit

Operating Strategy

In this segment, as an overall strategy, we will continue to provide products with a high level of customer satisfaction and develop new markets aimed at individual customers and the corporate loan customers while continuing to enhance our efficiency and unique expertise in niche markets.

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

ORIX Bank has focused on corporate deposits and “e-Direct Deposits”, Internet-based fixed deposit accounts aimed at individual customers, and at the end of March 2014, ORIX Bank’s deposit balance (including negotiable deposits) reached more than ¥1.2 trillion. In the housing loan business, ORIX Bank will increase its loan balance by leveraging its know-how and network that it has developed over the years. Through its financing operation of housing loans and corporate lending, ORIX Bank will continue to differentiate itself from other banks by continuing to establish a profitable and balanced portfolio and expanding its transactions with SMEs by offering consulting services that leverage the collective strength of the Group.

To capture latent demand in the much-reduced market, the card loan business is planning expansion in two ways—first, by expanding our card loan balances mainly through ORIX Bank by capitalizing on ORIX Credit’s know-how and personnel; and second, by expanding our card loan guarantee to other financial institutions using ORIX Credit’s assessment know-how.

Overseas Business

Overview of Operation

In the Overseas Business segment, in the United States, asset management is at the heart of efforts to expand “Finance + Services” boasting a high level of expertise in the fields of corporate finance, securities investment, M&A advisory, loan structuring and servicing and also fund management.

Since first expanding into Hong Kong in 1971, ORIX Group has established an overseas network spanning 398 bases in 35 countries and regions. Underpinned by a leasing, automobile leasing and corporate finance operating base that is aligned with the conditions of each country, the Overseas Business segment engages in real estate-related investments, principal investment and non-performing loan investment activities which are complemented by ship and aircraft leasing, management, investment, intermediary and sales activities.

Furthermore, the Overseas Business segment conducts asset management operations for individual and corporate clients through Robeco, a Dutch asset manager that became a consolidated subsidiary of ORIX Group in July 2013.

Operating Environment

In the United States, the Quantitative Easing Program (QE3) is on a tapering trend. However, we expect the United States to continue to lead the global economy, and to maintain stable growth with recovery in the employment market, increase in housing demand, and increase in consumer consumption.

In Asia, while China is in the process of shifting the emphasis of its economic policy away from high growth and toward stable growth, other emerging economies are expected to see increases in investments with a focus on high growth, due in part to economic resurgence among developed countries.

In the airline industry, despite lingering uncertainty within the global economy, the travel market continues to grow. Although in Europe the airline industry performance is still struggling, in Asia and the US the industry has gradually recovered. The flow of capital into the aircraft leasing market is continuing.

In the shipping industry, there are still no signs of recovery and from the continued unbalanced demand, new investment will be considered on a wait and see basis.

Overview of Business Strategies

•	Continue to strengthen “Finance + Services” based on high level of expertise in the United States

•	Expansion of leasing business and new investment centered on Asia

•	Accumulate quality assets in the ship- and aircraft-related business

•	Expand Robeco’s assets under management (“AUM”)

Operating Strategy

In the United States, in addition to maintaining a stable presence in our traditional business of investing in municipal bonds, CMBS and other fixed-income securities and providing corporate finance services, we seek to enhance our fee business by leveraging the high-level of expertise of Houlihan Lokey’s M&A advisory and business evaluation services, Red Capital Group’s loan structuring and servicing services and Mariner Investment Group’s fund management services. In addition, we plan to expand into the field of investment banking, structured finance and asset management through capital participation and M&A in Latin America via our Brazilian subsidiary established September 2012.

In Asia, Oceania, the Middle East and Europe, while seeking to maintain stable profits from the financial services business platform of our existing local subsidiaries, which offer locally based lending and leasing, we plan to diversify our business into related fields. We will embrace growth in Asia’s developing economies by promoting new investment activities in as-yet unexplored areas.

In the aircraft business, we will proceed to carefully select the type of aircraft for our portfolio and make new investments. In addition to pursuing opportunities to profit from Company-owned assets, we will seek to generate fees selling aircraft to investors and retaining management of the aircraft.

Furthermore, we will work to expand Robeco’s assets under management, in an effort to increase ORIX Group’s overall stable earnings base, and to upgrade and enlarge its global business platform.

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

The following table shows the book values of the primary facilities we own, which include four office buildings and one waste disposal facility.

	As of March 31, 2014
	Book Value	Land Space(1)
	(Millions of yen)	(Thousands of m²)
Office building (Shiba, Minato-ku, Tokyo)	¥31,037	2
Office building (Tachikawa, Tokyo)	13,811	3
Office building (Osaka, Osaka)	12,903	2
Office building (Roppongi, Minato-ku, Tokyo)	11,245	1
Industrial waste disposal and recycling facility (Yorii, Saitama)	10,575	—

(1)	Land space is provided only for those facilities where we own the land.

We plan to make capital expenditures of ¥450,000 million in relation to the operating lease business and the power generation business during fiscal 2015. The following table shows a breakdown of planned capital expenditures, which include the estimated investment amounts and methods of financing the activity.

	During fiscal 2015
	Estimated investment amounts	Methods of financing the activity
	(Millions of yen)
Operating lease equipments and property	¥400,000	Funds on hand, bank borrowings, etc.
Power generation equipment	50,000	Funds on hand, bank borrowings, etc.

Total	¥450,000	—

Our operations are generally conducted in leased office space in cities throughout Japan and in other countries in which we operate. We believe our leased office space is suitable and adequate for our needs. We utilize, or expect to utilize in the near future, substantially all of our leased office space.

We own office buildings, apartment buildings and recreational facilities for our employees and others with an aggregate book value of ¥126,397 million as of March 31, 2014.

As of March 31, 2014, the acquisition cost of equipment we held for operating leases amounted to ¥1,804,833 million, consisting of ¥845,820 million of transportation equipment, ¥228,386 million of measuring and information-related equipment, ¥712,828 million of real estate and ¥17,799 million of others, before accumulated depreciation. Accumulated depreciation on equipment held for operating leases was ¥449,435 million as of the same date.

SEASONALITY

Our business is not materially affected by seasonality.

RAW MATERIALS

Our business does not materially depend on the supply of raw materials.

PATENTS, LICENSES AND CONTRACTS

Our business and profitability are not materially dependent on any patents or licenses, industrial, commercial or financial contracts, or new manufacturing processes.

BUSINESS REGULATION

ORIX and its group companies in Japan are incorporated under, and our corporate activities are governed by, the Companies Act. However, ORIX and its group companies are involved in diverse businesses in overseas jurisdictions, including in Asia, North America, Middle East and Europe, and are therefore subject to various regulations and supervision in each jurisdiction in which they operate, including, but not limited to, regulations relating to business and investment approvals, antitrust, anti-bribery, consumer and business taxation, foreign exchange controls, intellectual property and personal information protection.

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

Financial Instruments Exchange Business

Certain businesses conducted by ORIX and our group companies in Japan are governed by the Financial Instruments and Exchange Act, the main purpose of which is to establish comprehensive and cross-sectional protection for investors. “The financial instruments business” as defined in the Financial Instruments and Exchange Act has four classifications, depending on the type of business; (1) First Class Financial Instruments Exchange Business, (2) Second Class Financial Instruments Exchange Business, (3) Investment Management Business, and (4) Investment Advisory and Agency Business. All companies engaged in such businesses are required to register with the Prime Minister, and thereby are designated “registered financial instruments traders.” Along with registered financial instruments traders, companies engaged in the financial instruments intermediary business, which is also governed by the Financial Instruments and Exchange Act, are regulated by the FSA and are required to file certain reports or notifications with the FSA. The FSA has the power to order improvement of a business, or suspension of a part or the whole of a business, or to revoke the registration of such a trader that has violated the law. Business regulations applicable to ORIX and our group companies are as follows:

(1) First Class Financial Instruments Exchange Business

ORIX Whole Sale Securities Corporation (“ORIX Whole Sale”) is registered with the Prime Minister under the Financial Instruments and Exchange Act. The first class financial instruments exchange business includes the trading of highly liquid financial products, such as the sale and solicitation of listed securities. The Financial Instruments and Exchange Act regulates the conduct and business activities of securities companies in connection with securities transactions. In addition, under the Financial Instruments and Exchange Act, any entity possessing voting rights in a securities company (first class financial instruments trader) or its parent company at or above a specified threshold is considered a major shareholder and must report its shareholding to the Prime Minister. ORIX has filed such a report as a major shareholder of ORIX Whole Sale.

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

Banking and Trust Business

ORIX Bank is licensed by the Prime Minister to engage in the banking and trust business and is regulated under the Banking Act and the Act on Provision, etc. of Trust Business by Financial Institutions. The Banking Act governs the general banking business and the Act on Provision, etc. of Trust Business by Financial Institutions and the Trust Business Act govern the trust business. Our trust contract agency business is also governed by the Trust Business Act, and we are registered with the Prime Minister to engage in the trust contract agency business. In addition, under the Banking Act, any entity that attempts to obtain voting rights in a bank at or above a specified threshold must receive permission from the Prime Minister. ORIX has received such permission as a major shareholder of ORIX Bank.

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

ORIX USA’s corporate finance, real estate finance and development, equipment finance, public finance and special servicing businesses are subject to numerous state and federal laws and regulations. Commercial and real estate loans may be governed by the USA Patriot Act, the Equal Credit Opportunity Act and Regulation B thereunder, the Flood Disaster Protection Act, the National Flood Insurance Reform Act of 1994 and state usury laws. Real estate transactions are also governed by state real property and foreclosure laws. ORIX USA’s secured finance transactions are governed by the Uniform Commercial Code, as adopted by the various states. ORIX USA is registered with or has obtained licenses from the various state agencies that regulate the activity of commercial lenders in such states. For example, its consolidated subsidiary ORIX Corporate Capital Inc. is a Delaware Licensed Lender. Another consolidated subsidiary, ORIX Ventures, LLC, is licensed as a California Finance Lender.

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

On July 1, 2013, ORIX acquired approximately 90.01% of the total voting equity interests of Robeco Groep N.V. (“Robeco”). Robeco Institutional Asset Management B.V. (“RIAM”), Robeco Securities Lending B.V. and Robeco Direct N.V., each a wholly-owned subsidiary of Robeco, are authorized and regulated by The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten; hereinafter “AFM”) and De Nederlandsche Bank (“DNB”) in the Netherlands, inter alia, to offer certain investment services. RIAM has branches and representative offices worldwide, including in China, Dubai, Germany, Japan, Korea and Spain, each of which is subject to local regulatory supervision. RobecoSAM AG, a wholly-owned subsidiary of RIAM, is authorized and regulated by the Swiss Financial Market Supervisory Authority. Robeco Luxembourg S.A., another wholly-owned subsidiary of RIAM, is authorized and regulated by the Commission de Surveillance du Secteur Financier in Luxembourg. Transtrend B.V., an indirect subsidiary of Robeco that offers asset management and commodity trading advisory services, is authorized and regulated by AFM and DNB in the Netherlands, and is also registered with the National Futures Association (“NFA”) and regulated by the NFA and the Commodity Futures Trading Commission in the United States. Robeco Hong Kong Ltd., an indirect subsidiary of Robeco, is licensed to offer asset management and investment advisory services by the SFC in Hong Kong. Other affiliates of Robeco include Harbor Capital Advisors, Inc., Robeco Investment Management, Inc. and Robeco Institutional Asset Management US, Inc. which are registered with and regulated by the SEC to provide investment advisory services in the United States.

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

Market Environment

Although steady growth in the global economy is anticipated due in part to economic upturn in developed countries, particularly the United States, downside risks, such as decelerating growth in emerging economies remain.

In the United States, the Quantitative Easing Program (QE3) is on a tapering trend. However, we expect the United States to continue to lead the global economy, and its economy to maintain stable growth with recovery in the employment market, increase in housing demand, and increase in consumer spending.

In Asia, while China is in the process of shifting the emphasis of its economic policy away from high growth and toward stable growth, other emerging economies are expected to see increases in investments with a focus on high growth, due in part to economic resurgence among developed countries.

In Japan, consumer spending and housing investment are expected to decrease in reaction to the consumption tax hike that went into effect on April 1, 2014. However, we anticipate steady recovery of the Japanese economy due to monetary easing and various economic measures by the Bank of Japan and the Abe administration, coupled with stable levels of employment.

Results Overview

Net Income Attributable to ORIX Corporation Shareholders for fiscal 2014 increased 67% to ¥186,794 million compared to fiscal 2013, primarily due to a significant increase in profits from the Real Estate, Investment and Operation and Overseas Business segments, and to robust performance by the Maintenance Leasing and Retail segments.

The main factors underlying our performance in fiscal 2014 are outlined below.

Compared to fiscal 2013, segment profits increased for all segments except the Corporate Financial Services segment.

The Corporate Financial Services segment’s profits decreased due to lower installment loan revenues, in spite of robust direct financing lease revenues.

The Maintenance Leasing segment’s profits increased primarily due to an increase in revenues from operating leases.

The Real Estate segment’s profits increased due to increases in revenues from the facility operating business and gains on sales of real estate under operating leases.

The Investment and Operation segment’s profits increased due to revenue contributions from consolidated subsidiaries acquired during the previous fiscal year and revaluation gain recognized from consolidation of DAIKYO INCORPORATED (hereinafter “DAIKYO”).

The Retail segment’s profits increased due to steady growth in life insurance premiums and increased installment loan revenues.

The Overseas Business segment’s profits increased due to revenue contributions from the acquisition of Robeco, direct financing leases in Asia and aircraft operating leases.

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

ASC 820 classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

•	Level 1 — Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 — Unobservable inputs for the assets or liabilities.

ASC 820 differentiates between those assets and liabilities required to be carried at fair value at every reporting period (recurring) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (nonrecurring). We measure mainly loans held for sale, trading securities, available-for-sale securities, other securities and derivatives at fair value on a recurring basis. A subsidiary measures certain loans held for sale originated on and after October 1, 2011 and certain fund investments in other securities originated on and after April 1, 2012 at fair value on a recurring basis as it elected the fair value option under ASC 825 (“Financial Instruments”).

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

	March 31, 2014
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Millions of yen)
Financial Assets:
Loans held for sale	¥12,631	¥0	¥12,631	¥0
Trading securities	16,079	275	15,804	0
Available-for-sale securities	881,606	230,618	566,987	84,001
Other securities	6,317	0	0	6,317
Derivative assets	12,437	8	9,943	2,486

Total	¥929,070	¥230,901	¥605,365	¥92,804

Financial Liabilities:
Derivative liabilities	¥16,646	¥28	¥16,618	¥0
Accounts Payable	2,833	0	0	2,833

Total	¥19,479	¥28	¥16,618	¥2,833

Compared to financial assets classified as Level 1 and Level 2, measurements of financial assets classified as Level 3 are particularly sensitive because of their significance to the financial statements and the possibility that future events affecting the fair value measurements may differ significantly from management’s current measurements.

As of March 31, 2014, financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) and the percentages of total assets were as follows:

	March 31, 2014
	Significant Unobservable Inputs (Level 3)	Percentage of Total Assets (%)
	(Millions of yen, except percentage data)
Level 3 Assets:
Available-for-sale securities	¥84,001	1
Corporate debt securities	661	0
Specified bonds issued by SPEs in Japan	6,772	0
CMBS and residential mortgage-backed securities (“RMBS”) in the U.S., and other asset-backed securities	65,018	1
Other debt securities	11,550	0

Other securities	6,317	0
Investment funds	6,317	0

Derivative assets	2,486	0
Options written and other	2,486	0

Total Level 3 financial assets	¥92,804	1

Total assets	¥9,069,392	100

As of March 31, 2014, the amount of financial assets classified as Level 3 was ¥92,804 million, among financial assets and liabilities (net) that we measured at fair value on a recurring basis. Level 3 assets represent 1% of our total assets.

Available-for-sale securities classified as Level 3 are mainly mortgage-backed and other asset-backed securities, including specified bonds issued by special purpose entities (“SPEs”) in Japan and CMBS and RMBS in the United States. Specified bonds issued by SPEs classified as Level 3 available-for-sale securities were ¥6,772 million as of March 31, 2014, which is 8% of Level 3 available-for-sale securities. CMBS and RMBS in the United States and other asset-backed securities classified as Level 3 available-for-sale securities were ¥65,018 million as of March 31, 2014, which is 77% of Level 3 available-for-sale securities. We classified the specified bonds as Level 3 because we measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly, to measure their fair value we use a discounted cash flow model that incorporates significant unobservable inputs as further discussed below.

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

With respect to the CMBS and RMBS in the United States, we determined that due to the lack of observable trades for older vintage and below investment grade securities we continue to limit the reliance on independent pricing service vendors and brokers. As a result, we established internally developed pricing models (Level 3 inputs) using valuation techniques such as discounted cash flow methodologies in order to estimate fair value of these securities and classified them as Level 3. Under the models, we use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the United States.

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

Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or, if the loan is collateral-dependent, the fair value of the collateral securing the loan. For a non-recourse loan, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loan, as such loan is collateral-dependent. Further, for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows from each loan. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as a discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions that may materially affect its fair value. For impaired purchased loans, we develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

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

For debt securities, where the fair value is less than the amortized cost, we consider whether those securities are other-than-temporarily impaired using all available information about their collectability. We do not consider a debt security to be other-than-temporarily impaired if (1) we do not intend to sell the debt security, (2) it is not more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, we consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When we deem a debt security to be other-than-temporarily impaired, we recognize the entire difference between the amortized cost and the fair value of the debt securities if we intend to sell the debt security or it is more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if we do not intend to sell the debt security and it is not more likely than not that we will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, we separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

In assessing whether available-for-sale debt securities are other-than-temporarily impaired, we consider all available information relevant to the collectability of the security, including but not limited to the following factors:

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

For other securities, when we determine the decline in value is other than temporary we reduce the carrying value of the security to the fair value and charge against income losses related to these other securities.

Determinations of whether a decline in value is other than temporary often involve estimating the outcome of future events that are highly uncertain at the time the estimates are made. Management’s judgment is required in determining whether factors exist that indicate that an impairment loss should be recognized at any balance sheet date, mainly based on objective factors. In view of the diversity and volume of our shareholdings, the highly volatile equity markets make it difficult to determine whether the declines are other than temporary.

If the financial condition of an investee deteriorates, its forecasted performance is not met or actual market conditions are less favorable than those projected by management, we may charge against income additional losses on investment in securities.

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

Goodwill impairment is determined using a two-step impairment test either at the operating segment level or one level below the operating segments. Before a two-step impairment test, we may make a qualitative assessment to determine whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount. If we conclude that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, we do not perform the two-step impairment test for that reporting unit. However, if we conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount or if we cannot make any conclusion, we perform the two-step impairment test.

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

Impairment of intangible assets that are not subject to amortization is determined using a quantitative impairment test. Before a quantitative impairment test, we may make a qualitative assessment to determine whether it is more likely than not that the intangible asset is impaired. If we conclude that it is not more likely than not that the fair value of an intangible asset is less than its carrying amount, we do not perform the quantitative impairment test for that intangible asset. However, if we conclude that it is more likely than not that the fair value of an intangible asset is less than its carrying amount or if we cannot make any conclusion, we perform the quantitative impairment test. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

UNGUARANTEED RESIDUAL VALUE FOR DIRECT FINANCING LEASES AND OPERATING LEASES

We estimate unguaranteed residual values of leased equipment except real estate, which is explained in “Impairment of Long-lived Assets” described above, when we calculate unearned lease income to be recognized as income over the lease term for direct financing leases and when we calculate depreciation amounts for operating leases that carry inherently higher obsolescence and resale risks. Our estimates are based upon current market values of used equipment and estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. If actual demand for re-lease or actual market conditions of used equipment is less favorable than that projected by management, write-downs of unguaranteed residual value may be required.

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

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions in excess of recurring policy maintenance costs and expenses for underwriting policies. (for information regarding deferred policy acquisition costs, see Note 1 (af) of “Item 18. Financial Statements”). Periodically, deferred policy acquisition costs are reviewed to determine whether relevant insurance and investment income are expected to recover the unamortized balance of the deferred acquisition costs. When such costs are expected to be unrecoverable, they are charged to income in that period. If the historical data, such as lapse rates, investment returns, mortality experience, morbidity, expense margins and surrender charges, which we use to calculate these assumptions, do not properly reflect future profitability, additional amortization may be required.

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

We use March 31 as a measurement date for our pension assets and projected benefit obligation balances under all of our material plans. If we were to assume a 1% increase or decrease in the expected long-term rate of return, holding the discount rate and other actuarial assumptions constant, pension expense for fiscal 2014 would decrease or increase, respectively, by approximately ¥1,670 million.

Discount rates are used to determine the present value of our future pension obligations. The discount rates are reflective of rates available on long-term, high-quality fixed-income debt instruments with maturities that closely correspond to the timing of defined benefit payments. Discount rates are determined annually on the measurement date.

If we were to assume a 1% increase in the discount rate, and keep the expected long-term rate of return and other actuarial assumptions constant, pension expense for fiscal 2014 would decrease by approximately ¥1,672 million. If we were to assume a 1% decrease in the discount rate, and keep other assumptions constant, pension expense for fiscal 2014 would increase by approximately ¥2,206 million.

While we believe the estimates and assumptions used in our pension accounting are appropriate, differences in actual results or changes in these assumptions or estimates could adversely affect our pension obligations and future expenses.

INCOME TAXES

In preparing the consolidated financial statements, we make estimates relating to income taxes of the Company and its subsidiaries in each of the jurisdictions in which we operate. The process involves estimating our actual current income tax position together with assessing temporary differences resulting from different treatment of items for income tax reporting and financial reporting purposes. Such differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. We must then assess the likelihood of whether our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that realizability is not more likely than not, we must establish a valuation allowance. When we establish a valuation allowance or increase this allowance during a period, we must include an expense within the provision for income taxes in the consolidated statements of income.

Significant management judgments are required in determining our provision for income taxes, current income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. We file tax returns in Japan and certain foreign tax jurisdictions and recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with the taxing authority. Management judgments, including the interpretations about the application of the complex tax laws of Japan and certain foreign tax jurisdictions, are required in the process of evaluating tax positions; therefore, these judgments may differ from the actual results. We have recorded a valuation allowance due to uncertainties about our ability to utilize certain deferred tax assets, primarily certain net operating loss carry forwards, before they expire. Although utilization of the net operating loss carry forwards is not assured, management believes it is more likely than not that all of the deferred tax assets, net of the valuation allowance, will be realized. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. If actual results differ from these estimates or if we adjust these estimates in future periods, we may need to establish additional valuation allowances, which could materially impact the consolidated financial position and results of operations.

DISCUSSION WITH AND REVIEW BY THE AUDIT COMMITTEE

Our management discussed the development and selection of each critical accounting estimate with our Audit Committee in June 2014.

FAIR VALUE OF INVESTMENT AND RENTAL PROPERTY

We own real estate such as rental office buildings, rental logistics centers, rental commercial facilities other than office buildings, rental condominiums and land which is utilized for development as operating leases. A large portion of our real estate holdings is located around major cities in Japan such as Tokyo. The following table sets forth the carrying amount of investment and rental property as of the beginning and end of fiscal 2014, as well as the fair value as of the end of fiscal 2014.

Year ended March 31, 2014
Carrying amount(1)
Balance at April 1, 2013	Change amount	Balance at March 31, 2014	Fair value at March 31, 2014(2)
(Millions of yen)
¥847,230	¥(120,691)	¥726,539	¥752,633

(1)	Carrying amounts are stated as cost less accumulated depreciation.
(2)

Fair value is obtained either from appraisal reports by external qualified appraisers, reports by internal appraisal department in accordance with “Real estate appraisal standards,” or by other reasonable internal calculation utilizing similar methods.

Revenue and expense for investment and rental property for fiscal 2014 consisted of the following:

Year ended March 31, 2014
Revenue(1)	Expense(2)	Operating income	Income from discontinued operations(3)	Net
(Millions of yen)
¥67,615	¥62,350	¥5,265	¥12,722	¥17,987

(1)

Revenue consists of revenue from leases and “Gains on sales of real estate under operating leases.” Revenue from leases is included in real estate-related revenues from “Operating leases” and “Life insurance premiums and related investment income.”

(2)

Expense consists of costs related to the above revenue such as depreciation expense, repair cost, insurance cost, tax and duty which are included in “Costs of operating leases,” and “Write-downs of long-lived assets.”

(3)

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

The diversified nature of our operations is reflected in our presentation of operating results through the categorization of our revenues and expenses to align with operating activities. We categorize our revenues into direct financing leases, operating leases, interest on loans and investment securities, brokerage commissions and net gains on investment securities, life insurance premiums and related investment income, real estate sales, gains on sales of real estate under operating leases, revenues from asset management and servicing and other operating revenues, and these revenues are summarized into a subtotal of “Total revenues” consisting of our “Operating Income” on the consolidated statements of income.

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

Similar to our revenues, we categorize our expenses based on our diversified operating activities. “Total expenses” includes mainly interest expense, costs of operating leases, life insurance costs, costs of real estate sales, expenses from asset management and servicing, other operating expenses and selling, general and administrative expenses.

Expenses reported under the account caption “Other operating expenses” are directly associated with the sales and revenues separately reported within other operating revenues. Interest expense is based on monies borrowed mainly to fund revenue-generating assets, including to purchase equipment for leases, extend loans and invest in securities and real estate operations. We also consider the principal part of selling, general and administrative expenses to be directly related to the generation of revenues. Therefore, they have been included within “Total expenses” deducted to derive “Operating Income.” We similarly view the provision for doubtful receivables and probable loan losses to be directly related to our finance activities and accordingly have included it within “Total expenses.” As our principal operations consist of providing financial products and/or finance-related services to our customers, these expenses are directly related to the potential risks and changes in these products and services. See “Year Ended March 31, 2014 Compared to Year Ended March 31, 2013” and “Year Ended March 31, 2013 Compared to Year Ended March 31, 2012.”

We have historically reflected write-downs of long-lived assets under “Operating Income” as related assets, primarily real estate assets, representing significant operating assets under management or development. Accordingly, the write-downs were considered to represent an appropriate component of “Operating Income” derived from the related real estate investment activities. Similarly, as we have identified investment in securities to represent an operating component of our financing activities, write-downs of securities are presented under “Operating Income.”

We believe that our financial statement presentation, as explained above, with the expanded presentation of revenues and expenses, aids in the comprehension of our diversified operating activities in Japan and overseas and supports the fair presentation of our consolidated statements of income.

YEAR ENDED MARCH 31, 2014 COMPARED TO YEAR ENDED MARCH 31, 2013

Performance Summary

Financial Results

		Year ended March 31,		Change
		2013	2014	Amount	Percent (%)
		(Millions of yen, except ratios, per Share data and percentages)
	Total revenues	¥1,055,764	¥1,341,651	¥285,887	27
	Total expenses	904,911	1,140,673	235,762	26
	Income before Income Taxes and Discontinued Operations	172,572	283,726	111,154	64
	Net Income Attributable to ORIX Corporation Shareholders	111,909	186,794	74,885	67
Earnings per Share	(Basic)	102.87	147.30	44.43	43
	(Diluted)	87.37	142.77	55.40	63
	ROE(1)	7.4	10.5	3.1	—
	ROA(2)	1.33	2.13	0.80	—

(1)	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
(2)	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balances.

Total revenues for fiscal 2014 increased 27% to ¥1,341,651 million compared to ¥1,055,764 million during fiscal 2013. Compared to fiscal 2013, revenues from the asset management and servicing business increased due to the consolidation of Robeco, an asset management company we acquired on July 1, 2013, and Operating lease revenues increased due to growth in auto leasing in Japan and aircraft leasing overseas. In addition, other operating revenues increased mainly due to revenue contribution from companies acquired during fiscal 2013, growth in the environment and energy-related business, and an increase in fee income compared to fiscal 2013. On the other hand, interest on loans and investment securities and revenues from real estate sales decreased compared to fiscal 2013 due to a decrease in installment loan balance and a decrease in the number of condominium units delivered, respectively.

Total expenses for fiscal 2014 increased 26% to ¥1,140,673 million compared to ¥904,911 million during fiscal 2013. In addition to an increase in expenses from the asset management and servicing business resulting primarily from our acquisition of Robeco on July 1, 2013, costs of operating leases and other operating expenses also increased in line with an increase in revenues, and selling, general and administrative expenses increased mainly due to corporate acquisitions during fiscal 2014. Meanwhile, interest expense decreased due to a decrease in the average balance of borrowings outstanding; costs of real estate sales decreased due to a decrease in the number of condominium units delivered; and write-downs of securities decreased mainly due to a decrease in write-downs recorded for non-marketable securities compared to fiscal 2013.

Compared to fiscal 2013, equity in net income of affiliates increased in fiscal 2014 mainly due to an increase in profits from domestic real-estate joint ventures, and a net increase in gains on sales of subsidiaries and affiliates and liquidation losses due to gains of ¥58,435 million associated with the consolidation of DAIKYO on February 27, 2014.

As a result of the foregoing, income before income taxes and discontinued operations during fiscal 2014 increased 64% to ¥283,726 million compared to ¥172,572 million during fiscal 2013, and net income attributable to ORIX Corporation shareholders during fiscal 2014 increased 67% to ¥186,794 million compared to ¥111,909 million during fiscal 2013.

Balance Sheet data

	As of March 31,				Change
	2013		2014		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets	¥8,439,710		¥9,069,392		¥629,682		7
(Segment assets)(3)	6,382,654		7,281,355		898,701		14
Total Liabilities	6,710,516		6,921,037		210,521		3
(Long- and short-term debt)	4,482,260		4,168,465		(313,795)		(7)
(Deposits)	1,078,587		1,206,413		127,826		12
ORIX Corporation Shareholders’ Equity	1,643,596		1,918,740		275,144		17
ORIX Corporation Shareholders’ Equity per share	1,345.63		1,465.31		119.68		9
ORIX Corporation Shareholders’ Equity ratio(1)	19.5%		21.2%		1.7%		—
Adjusted ORIX Corporation Shareholders’ equity ratio(2)	21.4%		21.8%		0.4%		—
D/E ratio (Debt-to-equity ratio) (Long- and short-term debt (excluding deposits) / ORIX Corporation Shareholders’ equity)	2.7	x	2.2	x	(0.5	)x	—
Adjusted D/E ratio(2)	2.3	x	2.0	x	(0.3	)x	—

(1)	ORIX Corporation Shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation Shareholder’s equity to total assets.

(2)

Adjusted ORIX Corporation Shareholders’ equity ratio and Adjusted D/E ratio are non-GAAP financial measures presented on an adjusted basis that excludes the effect of consolidating certain VIEs on our assets or liabilities and reverses the cumulative effect on our retained earnings of such consolidation, which resulted from applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010. For a discussion of these and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP financial measures, please see “Non-GAAP Financial Measures” under this Item 5.

(3)

Goodwill and other intangible assets acquired in business combinations have been recognized as segment assets from July 1, 2013, Segment assets for fiscal 2013 have been reclassified as a result of this change.

Total assets as of March 31, 2014 increased 7% to ¥9,069,392 million compared to ¥8,439,710 million on March 31, 2013. Investment in direct financing leases increased due to an increase of new transactions in Japan and other Asian markets. Investment in securities increased primarily due to an increase in purchase of government bond securities and municipal bond securities in Japan. Other operating assets increased primarily due to the new acquisitions. In addition, inventories increased due to our the consolidation of DAIKYO on February 27, 2014 and other assets increased primarily due to the recognition of goodwill and other intangible assets from the acquisition of Robeco on July 1, 2013 and DAIKYO on February 27, 2014. On the other hand, installment loans decreased as of March 31, 2014 due to an increase in collections. Segment assets increased 14% compared to March 31, 2013, to ¥7,281,355 million.

The balance of interest bearing liabilities is managed at an appropriate level taking into account the nature and mix of assets and the liquidity on-hand as well as the domestic and overseas financial environment. As a result, long-term and short-term debt decreased compared to March 31, 2013.

ORIX Corporation Shareholders’ Equity as of March 31, 2014 increased 17% compared to March 31, 2013 to ¥1,918,740 million due to a decrease in treasury stock at cost that was paid as part of the consideration for the Robeco acquisition, and an increase in common stock and additional paid-in capital as a result of the conversion of convertible bonds with stock acquisition rights and the exercise of rights on stock acquisition rights, in addition to an increase in retained earnings.

Details of Operating Results

The following is a discussion of items in the consolidated statements of income, operating assets in the consolidated balance sheets and other selected financial information. See “Item 4. Information on the Company—Profile of Business by Segment.”

Revenues, New Business Volumes and Investments

Direct financing leases

	As of and for the year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Direct financing leases:
Direct financing lease revenues	¥54,356	¥57,483	¥3,127	6
Japan	35,179	34,933	(246)	(1)
Overseas	19,177	22,550	3,373	18
New equipment acquisitions	455,433	560,665	105,232	23
Japan	298,461	366,177	67,716	23
Overseas	156,972	194,488	37,516	24
Investment in direct financing leases	989,380	1,094,073	104,693	11
Japan	692,584	761,437	68,853	10
Overseas	296,796	332,636	35,840	12

In Japan, the balance of direct financing leases increased primarily due to an increase in the volume of smaller leasing transactions. Overseas, the balance of direct financing leases increased in fiscal 2014 increased compared to fiscal 2013 primarily due to an increase in new equipment acquisitions overseas, particularly in Asia.

Revenues from direct financing leases in fiscal 2014 increased 6% compared to fiscal 2013 to ¥57,483 million. In Japan, despite an increase in the average balance of financing leases, revenues from direct financing leases decreased 1% compared to fiscal 2013 to ¥34,933 million due to a decrease in income from the cancellation of financing leases. Overseas, revenues from direct financing lease increased 18% compared to fiscal 2013 to ¥22,550 million due to an increase in the average balance of financing leases as a result of an increase in new equipment acquisitions mainly in Asia.

The average return on direct financing leases in Japan, calculated on the basis of quarterly balances, decreased to 4.87% in fiscal 2014 compared to 5.15% in fiscal 2013 due to a decrease in income from the cancellation of financing leases. The average return on overseas direct financing leases, calculated on the basis of quarterly balances, decreased to 7.12% in fiscal 2014 from 7.60% in fiscal 2013 due to a decrease in the proportion of high-yield investment in direct financing leases in China.

New equipment acquisitions related to direct financing leases increased 23% to ¥560,665 million compared to fiscal 2013. New equipment acquisitions for operations in Japan increased 23% in fiscal 2014, and new equipment acquisition for overseas operations increased 24% in fiscal 2014, as compared to fiscal 2013.

Investment in direct financing leases as of March 31, 2014 increased 11% to ¥1,094,073 million compared to March 31, 2013 due to the effect of yen depreciation and the increases in new equipment described above.

As of March 31, 2014, no single lessee represented more than 2% of our total portfolio of direct financing leases. As of March 31, 2014, 70% of our direct financing leases were to lessees in Japan, while 30% were to overseas lessees. Approximately 9% of our direct financing leases were to lessees in Malaysia and approximately 6% of our direct financing leases were to lessees in Indonesia. No other overseas country represented more than 5% of our total portfolio of direct financing leases.

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases by category:
Transportation equipment	¥351,340	¥386,913	¥35,573	10
Industrial equipment	172,318	199,731	27,413	16
Electronics	140,047	151,885	11,838	8
Information-related and office equipment	85,232	95,719	10,487	12
Commercial services equipment	67,122	70,781	3,659	5
Other	173,321	189,044	15,723	9

Total	¥989,380	¥1,094,073	¥104,693	11

Operating leases

	As of and for the year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥296,329	¥324,083	¥27,754	9
Japan	232,044	246,035	13,991	6
Overseas	64,285	78,048	13,763	21
Costs of operating leases	194,429	215,889	21,460	11
New equipment acquisitions	295,765	325,930	30,165	10
Japan	191,450	223,553	32,103	17
Overseas	104,315	102,377	(1,938)	(2)
Investment in operating leases	1,395,533	1,375,686	(19,847)	(1)
Japan	1,148,595	1,117,804	(30,791)	(3)
Overseas	246,938	257,882	10,944	4

Revenues from operating leases in fiscal 2014 increased 9% to ¥324,083 million compared to fiscal 2013. In Japan, operating lease revenues increased mainly due to an increase in revenue from automobile operations and an increase in revenues from rental operations such as measuring and information-related equipment. Overseas, operating lease revenues increased mainly due to an increase in aircraft leasing. In fiscal 2013 and 2014, gains from the disposition of operating lease assets other than real estate that were included in operating lease revenues, were ¥14,032 million and ¥17,820 million, respectively.

Costs of operating leases increased 11% to ¥215,889 million in fiscal 2014 compared to fiscal 2013 due to an increase in depreciation expenses resulting from a year on year increase in the average monthly balance of investment in operating leases.

New equipment acquisitions related to operating leases increased 10% to ¥325,930 million in fiscal 2014 compared to fiscal 2013. New equipment acquisitions by operations in Japan increased as a result of an increase in purchases of transportation equipment such as automobiles, and measuring and information-related equipment, and the purchase of real estate.

Investment in operating leases decreased 1% to ¥1,375,686 million in fiscal 2014 compared to fiscal 2013 due to sales of large amounts of real estate, despite an increase in new equipment acquisitions as described above.

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in operating leases by category:
Transportation equipment	¥527,521	¥605,064	¥77,543	15
Measuring and information-related equipment	90,022	96,914	6,892	8
Real estate	750,956	649,367	(101,589)	(14)
Other	3,568	4,053	485	14
Accrued rental receivables	23,466	20,288	(3,178)	(14)

Total	¥1,395,533	¥1,375,686	¥(19,847)	(1)

Investment in operating leases decreased 1% in fiscal 2014 compared to fiscal 2013, mainly due to the effect of sales of large amounts of real estate, despite an increase in investment in automobile operations in Japan. Investment in transportation equipment operating leases increased 15% in fiscal 2014 compared to fiscal 2013 because of an increase in new equipment acquisitions in Japan. Investment in real estate operating leases decreased 14% in fiscal 2014 compared to fiscal 2013, mainly due to sales of real estate in Japan.

Installment loans

	As of and for the year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Interest on installment loans(1)	¥144,458	¥118,287	¥(26,171)	(18)
Japan	90,497	83,061	(7,436)	(8)
Overseas	53,961	35,226	(18,735)	(35)
New loans added	918,579	1,034,726	116,147	13
Japan	704,797	813,327	108,530	15
Overseas	213,782	221,399	7,617	4
Installment loans	2,691,171	2,315,555	(375,616)	(14)
Japan	2,055,340	1,988,108	(67,232)	(3)
Overseas	635,831	327,447	(308,384)	(49)

(1)

The balance of installment loans related to our life insurance operations are included in installment loans in our consolidated balance sheets; however, income and losses on these loans are recorded in life insurance premiums and related investment income in our consolidated statements of income.

In Japan, the balance of installment loans decreased as a result of collection of loans to real estate companies and collection of non-recourse loans. As a result, the average balance of installment loans decreased and revenues decreased compared to fiscal 2013. Overseas, the balance of installment loans decreased mainly as a result of recovery of loans of VIEs in the United States. As a result, the average balance of installment loans decreased and revenues decreased compared to fiscal 2013.

Interest on installment loans decreased 18% from fiscal 2013 to ¥118,287 million for fiscal 2014. In Japan, interest on installment loans decreased 8% compared to fiscal 2013 as mentioned above. Overseas, interest on installment loans decreased 35% in fiscal 2014 as mentioned above.

The average interest rate earned on loans in Japan, calculated on the basis of quarterly balances, decreased to 4.15% in fiscal 2014 from 4.33% in fiscal 2013 due to a decrease in revenues from large collections in the loan servicing business in fiscal 2013. The average interest rate earned on overseas loans, calculated on the basis of quarterly balances, increased to 8.41% in fiscal 2014 from 7.81% in fiscal 2013.

New loans added increased 13% to ¥1,034,726 million compared to fiscal 2013. In Japan, new loans added increased 15% to ¥813,327 million in fiscal 2014 as compared to fiscal 2013 due to an increase in housing loans in Japan, and overseas, new loans added increased 4% to ¥221,399 million compared to fiscal 2013.

The balance of installment loans as of March 31, 2014 decreased 14% to ¥2,315,555 million compared to March 31, 2013. The balance of installment loans for borrowers in Japan decreased 3% to ¥1,988,108 million, and the balance of installment loans for overseas customers decreased 49% to ¥327,447 million for the reasons mentioned above. As of March 31, 2014, 86% of our installment loans were to borrowers in Japan, while 11% were to borrowers in the United States.

The following table sets forth the balance of our installment loans to borrowers in Japan and overseas as of March 31, 2013 and 2014, further categorized by the type of borrower (i.e., consumer or corporate) for borrowers in Japan. As of March 31, 2014, ¥32,001 million, or 2%, of our portfolio of installment loans to consumer and corporate borrowers in Japan related to our life insurance operations. We reflect income from these loans as life insurance premiums and related investment income in our consolidated statements of income.

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥912,651	¥973,439	¥60,788	7
Card loans	225,707	228,868	3,161	1
Other	26,967	24,875	(2,092)	(8)

Subtotal	1,165,325	1,227,182	61,857	5

Corporate borrowers in Japan
Real estate companies	245,465	228,062	(17,043)	(7)
Non-recourse loans	134,440	72,625	(61,815)	(46)
Commercial, industrial and other companies	442,146	409,846	(32,300)	(7)

Subtotal	822,051	710,533	(111,518)	(14)

Overseas
Non-recourse loans	434,517	101,579	(332,938)	(77)
Commercial, industrial companies and other	198,477	222,920	24,443	12

Subtotal	632,994	324,499	(308,495)	(49)

Purchased loans(1)	70,801	53,341	(17,460)	(25)

Total	¥2,691,171	¥2,315,555	¥(375,616)	(14)

(1)

Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the relevant debtor is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

As of March 31, 2014, ¥258,601 million, or 11%, of all installment loans were outstanding to real estate companies in Japan and overseas. Of this amount, ¥28,869 million, or 1.2% of all installment loans, were loans individually evaluated for impairment. We calculated an allowance of ¥8,911 million on these impaired loans. As of March 31, 2014, we had installment loans outstanding in the amount of ¥106,884 million, or 5% of all installment loans, to companies in the entertainment industry. Of this amount, ¥7,827 million, or 0.3% of all installment loans, were loans individually evaluated for impairment. We calculated an allowance of ¥1,801 million on these impaired loans.

The balance of loans to consumer borrowers in Japan as of March 31, 2014 increased 5% to ¥1,227,182 million compared to the balance as of March 31, 2013. The balance of loans to corporate borrowers in Japan as of March 31, 2014 decreased 14%, to ¥710,533 million, compared to the balance as of March 31, 2013, primarily due to a decrease in the balance of non-recourse loans. The balance of loans overseas, excluding purchased loans, as of March 31, 2014 decreased 49%, to ¥324,499 million, compared to the balance as of March 31, 2013, primarily due to a decrease in the balance of loans of VIEs in the United States.

Asset quality

Direct financing leases

	As of March 31,
	2013	2014
	(Millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥15,806	¥13,887
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	1.60%	1.27%
Provision as a percentage of average balance of investment in direct financing leases(1)	0.26%	0.35%
Allowance for direct financing leases	¥15,830	¥15,384
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	1.60%	1.41%
The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases	0.43%	0.42%

(1)	Average balances are calculated on the basis of fiscal beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due direct financing leases decreased ¥1,919 million to ¥13,887 million compared to fiscal 2013. As a result, the ratio of 90+ days past-due direct financing leases decreased 0.33% from fiscal 2013 to 1.27%.

We believe that the ratio of allowance for doubtful receivables as a percentage of the balance of investment in direct financing leases provides a reasonable indication that our allowance for doubtful receivables was appropriate as of March 31, 2014 for the following reasons:

•	lease receivables are generally diversified and the amount of realized loss on any particular contract is likely to be relatively small; and

•

all lease contracts are secured by collateral consisting of the underlying leased equipment, and we can expect to recover at least a portion of the outstanding lease receivables by selling the collateral.

Loans not individually evaluated for impairment

	As of March 31,
	2013	2014
	(Millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥7,745	¥6,149
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.31%	0.28%
Provision (reversal) as a percentage of average balance of installment loans not individually evaluated for impairment(1)	(0.12)%	0.10%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥23,283	¥20,257
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.94%	0.93%
The ratio of charge-offs as a percentage of the average balance of loans not individually evaluated for impairment	0.14%	0.24%

(1)	Average balances are calculated on the basis of fiscal year’s beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due loans not individually evaluated for impairment that are not individually significant and accordingly are evaluated for impairment as a homogeneous group decreased 21% to ¥6,149 million in fiscal 2014.

The table below sets forth the outstanding balances of loans not individually evaluated for impairment by region and type of borrower.

	As of March 31,
	2013	2014
	(Millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loans	¥6,367	¥4,148
Card loans	719	720
Other	629	1,218

Subtotal	7,715	6,086

Overseas
Housing loans	30	63

Total	¥7,745	¥6,149

We make allowance for housing loans, card loans and other loans in Japan after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate.

We determine the allowance for our other items on the basis of past loss experience, general economic conditions and the current portfolio composition.

Loans individually evaluated for impairment

	As of March 31,
	2013	2014
	(Millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥212,740	¥135,824
Effect of the application of the accounting standards for the consolidation of VIEs(1)	44,646	15,776
Impaired loans requiring an allowance	159,942	110,775
Effect of the application of the accounting standards for the consolidation of VIEs(1)	29,880	12,718
Allowance for loans individually evaluated for impairment(2)	65,151	49,155
Effect of the application of the accounting standards for the consolidation of VIEs(1)	12,970	6,827

(1)	These are the ending balances as of the dates indicated attributable to VIEs requiring consolidation under the accounting standards for consolidation of VIEs under ASU 2009-16 and ASU 2009-17.
(2)

The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

New provision for probable loan losses was ¥10,648 million in fiscal 2013 and ¥7,839 million in fiscal 2014, and charge-off of impaired loans was ¥35,685 million in fiscal 2013 and ¥18,296 million in fiscal 2014. New provision for probable loan losses decreased ¥2,809 million compared to fiscal 2013. Charge-off of impaired loans decreased ¥17,389 million compared to fiscal 2013.

The table below sets forth the outstanding balance of impaired loans by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment.

	As of March 31,
	2013	2014
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan
Housing loans	¥8,494	¥7,312
Card loans	1,858	2,950
Other	504	1,529

Subtotal	10,856	11,791

Corporate borrowers in Japan
Real estate companies	47,126	28,869
Non-recourse loans	23,415	7,868
Commercial, industrial and other companies	50,680	35,810

Subtotal	121,221	72,547

Overseas
Non-recourse loans	37,635	17,034
Commercial, industrial companies and other	13,921	11,377

Subtotal	51,556	28,411

Purchased loans	29,107	23,075

Total	¥212,740	¥135,824

Provision for doubtful receivables and probable loan losses

We make provision for doubtful receivables and probable loan losses for direct financing leases and installment loans.

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥136,588	¥104,264	¥(32,324)	(24)
Direct financing leases	16,852	15,830	(1,022)	(6)
Loans not individually evaluated for impairment	28,329	23,283	(5,046)	(18)
Loans individually evaluated for impairment	91,407	65,151	(26,256)	(29)
Provision charged to income	10,016	13,834	3,818	38
Direct financing leases	2,423	3,651	1,228	51
Loans not individually evaluated for impairment	(3,055)	2,344	5,399	—
Loans individually evaluated for impairment	10,648	7,839	(2,809)	(26)
Charge-offs (net)	(43,188)	(28,112)	15,076	(35)
Direct financing leases	(4,046)	(4,351)	(305)	8
Loans not individually evaluated for impairment	(3,457)	(5,465)	(2,008)	58
Loans individually evaluated for impairment	(35,685)	(18,296)	17,389	(49)
Other(1)	848	(5,190)	(6,038)	—
Direct financing leases	601	254	(347)	(58)
Loans not individually evaluated for impairment	1,466	95	(1,371)	(94)
Loans individually evaluated for impairment	(1,219)	(5,539)	(4,320)	354
Ending balance	104,264	84,796	(19,468)	(19)
Direct financing leases	15,830	15,384	(446)	(3)
Loans not individually evaluated for impairment	23,283	20,257	(3,026)	(13)
Loans individually evaluated for impairment	65,151	49,155	(15,996)	(25)

(1)	Other mainly includes foreign currency translation adjustments and others.

Investment Securities

	As of and for the year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment securities(1):
Interest on investment securities	¥11,505	¥12,393	¥888	8
Japan	5,744	4,670	(1,074)	(19)
Overseas	5,761	7,723	1,962	34
New securities added	758,292	930,526	172,234	23
Japan	718,864	855,100	136,236	19
Overseas	39,428	75,426	35,998	91
Investment in securities	1,093,668	1,214,576	120,908	11
Japan	873,631	945,043	71,412	8
Overseas	220,037	269,533	49,496	22

(1)

The balance of investment in securities related to our life insurance operations are included in investment in securities in the consolidated balance sheets. Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.

Interest on investment securities other than those held in connection with our life insurance operations in Japan decreased 19% to ¥4,670 million in fiscal 2014 compared to fiscal 2013 primarily due to a lower average balance of bonds such as specified bonds issued by SPEs in Japan because of stringent selection of new transactions and enhanced collection efforts. Overseas interest on investment securities increased 34% to ¥7,723 million in fiscal 2014 compared to fiscal 2013 primarily due to the foreign exchange effects of the depreciated yen. The average interest rate earned on investment securities in Japan, calculated on a monthly basis, declined to 1.37% in fiscal 2014 compared to 1.45% in fiscal 2013. The average interest rate earned on overseas investment securities, calculated on a monthly basis, increased to 7.40% in fiscal 2014 compared to 6.51% in fiscal 2013.

New securities added increased 23% to ¥930,526 million in fiscal 2014 compared to fiscal 2013. New securities added in Japan increased 19% in fiscal 2014 compared to fiscal 2013 primarily due to an increase in investments in government bonds, municipal bonds and corporate debt securities. New securities added overseas increased 91% in fiscal 2014 compared to fiscal 2013 primarily due to an increase in investments in municipal bonds and CMBS and RMBS in the United States.

The balance of our investment in securities as of March 31, 2014 increased 11% to ¥1,214,576 million compared to fiscal 2013. The balance of our investment in securities in Japan increased 8% due to rebalancing of investment portfolios in our life insurance business and decreasing balances of specified bonds issued by SPEs in Japan. The balance of our investment in securities overseas increased 22% in fiscal 2014 compared to fiscal 2013 mainly due to an increase of municipal bonds in the United States and the foreign exchange effects of the depreciated yen.

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥33,041	¥16,079	¥(16,962)	(51)
Available-for-sale securities	757,299	881,606	124,307	16
Held-to-maturity securities	89,451	96,731	7,280	8
Other securities	213,877	220,160	6,283	3

Total	¥1,093,668	¥1,214,576	¥120,908	11

Investments in trading securities decreased 51% to ¥16,079 million in fiscal 2014 compared to fiscal 2013 primarily due to sales of municipal bonds in the United States. Investments in available-for-sale securities increased 16% to ¥881,606 million in fiscal 2014 compared to fiscal 2013 primarily due to increased balances of government and municipal bonds while balances of debt securities such as specified bonds issued by SPEs in Japan decreased. Held-to-maturity securities increased mainly as a result of our life insurance business’s investment in Japanese government bonds. Other securities increased 3% to ¥220,160 million in fiscal 2014 compared to fiscal 2013 mainly due to increasing balances of fund investments in the United States.

For further information on investment in securities, see Note 9 of “Item 18. Financial Statements.”

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Brokerage commissions and net gains on investment securities:
Net gains on investment securities(1)	¥28,805	¥19,412	¥(9,393)	(33)
Dividends income, other(1)	6,009	7,771	1,762	29

Total	¥34,814	¥27,183	¥(7,631)	(22)

(1)	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.

Brokerage commissions and net gains on investment securities decreased 22% to ¥27,183 million in fiscal 2014 compared to fiscal 2013 due to decrease net gains on investment securities. Net gains on investment securities decreased 33% to ¥19,412 million in fiscal 2014 compared to fiscal 2013 primarily due to the gain on the sale of shares in Aozora Bank, Ltd. (“Aozora Bank”), in each case, recorded in fiscal 2013. Dividend income, other increased 29% to ¥7,771 million in fiscal 2014 compared to fiscal 2013.

As of March 31, 2014, gross unrealized gains on available-for-sale securities, including those held in connection with our life insurance operations, were ¥62,522 million, compared to ¥47,477 million as of March 31, 2013. As of March 31, 2014, gross unrealized losses on available-for-sale securities, including those held in connection with our life insurance operations, were ¥2,466 million, compared to ¥4,368 million as of March 31, 2013.

Life insurance

We reflect all income and losses (other than provision for doubtful receivables and probable loan losses) that we recognize on securities, installment loans, real estate under operating leases and other investments held in connection with life insurance operations as life insurance premiums and related investment income in our consolidated statements of income.

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥130,187	¥145,464	¥15,277	12
Life insurance-related investment income	8,539	9,942	1,403	16

Total	¥138,726	¥155,406	¥16,680	12

Life insurance costs	¥98,599	¥108,343	¥9,744	10

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net income on investment securities	¥5,350	¥6,421	¥1,071	20
Interest on loans, income on real estate under operating leases, and others	3,189	3,521	332	10

Total	¥8,539	¥9,942	¥1,403	16

Life insurance premiums and related investment income increased 12% to ¥155,406 million in fiscal 2014 compared to fiscal 2013.

Life insurance premiums increased 12% to ¥145,464 million in fiscal 2014 compared to fiscal 2013 due to an increase in contracts for new products.

Life insurance-related investment income increased 16% to ¥9,942 million in fiscal 2014 compared to fiscal 2013 due to an increase in net income on investment securities.

Life insurance costs increased 10% to ¥108,343 million in fiscal 2014 compared to fiscal 2013.

The margin ratio, which is calculated by dividing the difference between life insurance premiums and life insurance costs by life insurance premiums, expanded to 26% in fiscal 2014 compared to 24% in fiscal 2013.

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investments by ORIX Life Insurance:
Available-for-sale debt securities	¥287,514	¥363,108	¥75,594	26
Available-for-sale equity securities	12,287	7,612	(4,675)	(38)
Held-to-maturity securities	88,824	95,304	6,480	7
Other securities	6	6	0	0

Total investment in securities	388,631	466,030	77,399	20

Installment loans, real estate under operating leases and other investments	152,334	116,175	(36,159)	(24)

Total	¥540,965	¥582,205	¥41,240	8

Investment in securities increased 20% to ¥466,030 million in fiscal 2014 as a result of an increase in available-for-sale debt securities.

Installment loans, real estate under operating leases and other investments decreased 24% to ¥116,175 million in fiscal 2014 as a result of decreased installment loans and decreased real estate under operating leases.

Real estate sales

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Real estate sales:
Real estate sales	¥38,804	¥23,139	¥(15,665)	(40)
Costs of real estate sales	39,430	27,059	(12,371)	(31)

Margins	¥(626)	¥(3,920)	¥(3,294)	—

Real estate sales were down 40% year on year to ¥23,139 million compared to fiscal 2013 due to the decrease in the number of condominium units delivered in Japan.

Costs of real estate sales decreased 31% to ¥27,059 million compared to fiscal 2013 due to a decrease in number of condominium units delivered as described above, despite an increase in write-downs recorded on some projects under development. We recorded ¥3,377 million and ¥5,650 million of write-downs for fiscal 2013 and 2014, respectively. Costs of real estate sales include the upfront costs associated with advertising and creating model rooms.

Margins amounted to a loss of ¥3,920 million in fiscal 2014 compared to a loss of ¥626 million in fiscal 2013 due to the decrease in the number of condominium units delivered and the increase in write-downs as described above.

Gains on sales of real estate under operating leases

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases	¥5,816	¥5,872	¥56	1

Gains on sales of real estate under operating leases increased 1% to ¥5,872 million in fiscal 2014 compared to fiscal 2013.

Where we have significant continuing involvement in the operations of real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases. If we have no significant continuing involvement of operations of such disposed real estate properties, the gains or losses are reported as income from discontinued operations. For a discussion of our accounting policy for discontinued operations, see Note 27 of “Item 18. Financial Statements.”

Asset Management and Servicing Operations

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Asset Management and Servicing Operations:
Revenues from asset management and servicing	¥15,265	¥126,492	¥111,227	729
Japan	7,136	6,372	(764)	(11)
Overseas	8,129	120,120	111,991	—
Expenses from asset management and servicing	593	36,150	35,557	—

Revenues from asset management and servicing increased 729% to ¥126,492 million in fiscal 2014 compared to fiscal 2013. In Japan, revenues from asset management and servicing decreased 11% to ¥6,372 million compared to fiscal 2013 due to a decrease in the volume of servicing business undertaken. Overseas, revenues from asset management and servicing increased to ¥120,120 million due to the consolidation of Robeco acquired on July 1, 2013.

Expenses from asset management and servicing increased to ¥36,150 million due to the consolidation of Robeco along with the increase in revenues from asset management and servicing described above.

Other operations

	As of and for the year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Other operations:
Other operating revenues	¥315,691	¥491,313	¥175,622	56
Japan	249,884	331,758	81,874	33
Overseas	65,807	159,555	93,748	142
Other operating expenses	194,693	310,775	116,082	60
New assets added	12,931	39,108	26,177	202
Japan	12,479	30,445	17,966	144
Overseas	452	8,663	8,211	—
Other operating assets	233,258	312,774	79,516	34
Japan	212,695	224,517	11,822	6
Overseas	20,563	88,257	67,694	329

Other operating revenues were up 56% year on year to ¥491,313 million. In Japan, other operating revenues were up 33% to ¥331,758 million in fiscal 2014 compared to ¥249,884 million in fiscal 2013, mainly due to an increase in earnings of private equity investment-related business and environment and energy-related business. Overseas, other operating revenues were up 142% to ¥159,555 million in fiscal 2014 compared to ¥65,807 million in fiscal 2013, due to an increase of revenues from private equity investment-related business resulting from STX Energy Co., Ltd. in South Korea being a consolidated subsidiary in fiscal 2014.

Other operating expenses were up 60% year on year to ¥310,775 million resulting from the recognition of expenses from private equity investment-related business and environment and energy-related business, along with the increase in other operating revenues.

New assets added for other operating transactions include other operating assets and real estate for sale, such as residential condominiums. New assets added for other operating transactions were up 202% to ¥39,108 million in fiscal 2014 due to purchases of electric power facilities.

Other operating assets increased 34% to ¥312,774 million in fiscal 2014.

Expenses

Interest expense

Interest expense decreased 18% to ¥82,859 million in fiscal 2014 compared to fiscal 2013. Our total outstanding short-term debt, long-term debt and deposits decreased 3% to ¥ 5,374,878 million in fiscal 2014 compared to fiscal 2013.

The average interest rate on our short-term debt, long-term debt and deposits in domestic currency, calculated on the basis of average monthly balances, decreased to 0.9% in fiscal 2014, compared to 1.1% in fiscal 2013. The average interest rate on our short-term debt, long-term debt and deposits in foreign currency, calculated on the basis of average monthly balances, decreased to 3.4% in fiscal 2014, compared to 4.3% in fiscal 2013 due to a higher proportion of Euro-denominated debts with low-interest rates. For more information regarding our interest rate risk, see “Item 3. Key Information—Risk Factors.” For more information regarding our outstanding debt, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Short-term and long-term debt and deposits.”

Selling, general and administrative expenses

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥138,238	¥196,654	¥58,416	42
Selling expenses	29,180	43,919	14,739	51
Administrative expenses	54,536	69,564	15,028	28
Depreciation of office facilities	2,994	3,494	500	17

Total	¥224,948	¥313,631	¥88,683	39

Employee salaries and other personnel expenses account for 63% of selling, general and administrative expenses in fiscal 2014, and the remaining portion consists of selling and other general and administrative expenses, such as rent for office space, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2014 increased 39% year on year mainly due to the consolidation of the asset management company Robeco, acquired on July 1, 2013.

Write-downs of long-lived assets

As a result of impairment reviews we performed in fiscal 2014 for long-lived assets in Japan and overseas, such as golf courses, office buildings, commercial facilities other than office buildings, condominiums, and land undeveloped or under construction, write-downs of long-lived assets increased 27% to ¥26,742 million in fiscal 2014 compared to fiscal 2013. These write-downs are reflected as write-downs of long-lived assets and income from discontinued operations, net. ¥23,421 million is reflected as write-downs of long-lived assets in our consolidated statement of income for fiscal 2014. These write-downs consist of impairment losses of ¥9,136 million on eight office buildings, ¥3,113 million on three commercial facilities other than office buildings, ¥988 million on one condominium, ¥4,500 million on 11 parcels of lands undeveloped or under construction, and ¥9,005 million on other long-lived assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows. In addition, write-down of other long-lived assets in fiscal 2014 includes write-downs of ¥5,052 million of a building used for training facility in facilities operation business and ¥1,292 million of information-related equipment in rental operation.

For a breakdown of long-lived assets by segment, see Note 34 of “Item 18. Financial Statements.”

Write-downs of securities

Write-downs of securities in fiscal 2014 were mainly non-marketable equity securities. In fiscal 2014, write-downs of securities decreased 65% from ¥22,838 million in fiscal 2013 to ¥7,989 million in fiscal 2014. For information regarding the impairment of investments in securities, see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates” and Note 9 of “Item 18. Financial Statements.”

Foreign currency transaction loss (gain), net

We recognized a foreign currency transaction net loss in the amount of ¥723 million in fiscal 2014 compared to a foreign currency transaction net loss in the amount of ¥503 million in fiscal 2013. For information on the impact of foreign currency fluctuations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Equity in net income of affiliates

Equity in net income of affiliates increased in fiscal 2014 to ¥17,825 million compared to ¥13,836 million in fiscal 2013 mainly due to contributions from real estate joint ventures in Japan.

For discussion of investment in affiliates, see Note 12 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and affiliates and liquidation losses, net

Gains on sales of subsidiaries and affiliates and liquidation losses, net increased to ¥64,923 million in fiscal 2014 as compared to ¥7,883 million in fiscal 2013 primarily due to gain of ¥58,435 million in earnings recorded in fiscal 2014 from the remeasurement to fair value of the previously held equity interest as a result of our consolidation of DAIKYO.

Provision for income taxes

Provision for income taxes in fiscal 2014 was ¥97,236 million, compared to ¥53,682 million in fiscal 2013. The increase of ¥43,554 million was primarily due to higher income before income taxes and discontinued operations.

For discussion of income taxes, see Note 16 in “Item 18. Financial Statements.”

Discontinued operations

We apply ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes operating results of any component of an entity with its own identifiable operations and cash flow and in which operations we will not have significant continuing involvement. Income from discontinued operations, net refers to net income from the sale or disposal by sale of subsidiaries, business units and real estate under operating leases in which we no longer have significant continuing involvement. Discontinued operations, net of applicable tax effect, was ¥7,501 million in fiscal 2014.

For discussion of discontinued operations, see Note 27 of “Item 18. Financial Statements.”

Net income attributable to the noncontrolling interests

Net income attributable to the noncontrolling interests was recorded as a result of the noncontrolling interests in earnings of certain of our subsidiaries. In fiscal 2014, net income attributable to the noncontrolling interests was ¥3,089 million.

Net income attributable to the redeemable noncontrolling interests

Net income attributable to the redeemable noncontrolling interests was recorded as a result of the noncontrolling interests in the earnings of our subsidiaries that issued redeemable stock. In fiscal 2014, net income attributable to the redeemable noncontrolling interests increased 3% year on year to ¥4,108 million.

Segment Information

Our business is organized into six segments that are based on major products, nature of services, customer base, and management organizations to facilitate strategy formulation, resource allocation and portfolio rebalancing at the segment level. Our six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail and Overseas Business.

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

From July 1, 2013, in conjunction with the acquisition of Robeco, goodwill and other intangible assets have been allocated to the relevant segments. In addition, from November 1, 2013, ORIX’s Information and Communication Technology Department which was previously included in the Maintenance Leasing Segment, is disclosed as part of the Corporate Financial Services Segment due to reorganization of operation management.

Due to these changes, the reclassified figures are shown for the year ended March 31, 2013.

For a description of the business activities of our segments, see “Item 4. Information on the Company—Profile of Business by Segment.” See Note 34 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues(1):
Corporate Financial Services	¥76,128	¥76,877	¥749	1
Maintenance Leasing	234,651	251,366	16,715	7
Real Estate	215,212	198,450	(16,762)	(8)
Investment and Operation	121,933	178,532	56,599	46
Retail	188,695	211,468	22,773	12
Overseas Business	202,516	416,226	213,710	106

Segment Total	1,039,135	1,332,919	293,784	28

Difference between Segment Total and Consolidated Amounts	16,629	8,732	(7,897)	(47)

Consolidated Amounts	¥1,055,764	¥1,341,651	¥285,887	27

(1)	Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits(1):
Corporate Financial Services	¥25,932	¥24,874	¥(1,058)	(4)
Maintenance Leasing	34,913	37,062	2,149	6
Real Estate	5,582	17,956	12,374	222
Investment and Operation	34,937	94,111	59,174	169
Retail	43,209	49,871	6,662	15
Overseas Business	52,756	69,688	16,932	32

Segment Total	197,329	293,562	96,233	49

Difference between Segment Total and Consolidated Amounts	(24,757)	(9,836)	14,921	—

Consolidated Amounts	¥172,572	¥283,726	¥111,154	64

(1)

We evaluate the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥943,295	¥992,078	¥48,783	5
Maintenance Leasing	549,300	622,009	72,709	13
Real Estate	1,133,170	962,404	(170,766)	(15)
Investment and Operation	444,315	565,740	121,425	27
Retail	1,994,140	2,166,986	172,846	9
Overseas Business	1,318,434	1,972,138	653,704	50

Segment Total	6,382,654	7,281,355	898,701	14

Difference between Segment Total and Consolidated Amounts	2,057,056	1,788,037	(269,019)	(13)

Consolidated Amounts	¥8,439,710	¥9,069,392	¥629,682	7

Corporate Financial Services Segment

This segment is involved in lending, leasing and fee business.

In Japan, despite concerns over the impact of the consumption tax hike that went into effect on April 1, 2014, we are seeing a steady increase in capital expenditures as corporate sentiment grew positive due to improvement in corporate revenues. We are also seeing an increase in lending by financial institutions to small and medium-sized enterprises in addition to large corporations, and going forward we anticipate an increase in capital expenditures by corporations taking advantage of the favorable financing environment.

Segment assets increased 5% compared to March 31, 2013, to ¥992,078 million, due to an increase in investment in direct financing leases despite a decrease in installment loans.

Installment loan revenues decreased in line with a decrease in average balance of installment loans. On the other hand, direct financing lease revenues remained robust due to an increase in average balance of direct finance leases. As a result, segment revenues remained relatively flat compared to fiscal 2013 at ¥76,877 million.

Segment profits decreased 4% to ¥24,874 million compared to ¥25,932 during fiscal 2013 due to an increase in segment expenses.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. Automobile operations are comprised of automobile leasing, rentals and car sharing. Rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

Manufacturing activities of Japanese companies are expected to continue to recover. Despite concerns over the impact of consumption tax hike on the economy, large companies are increasing their planned capital expenditure and there are signs that private investment activities that had been halted for a period of time are beginning to be resumed. In such environment, revenues have increased due to our ability to provide customers with high value-added services that meet their capital expenditure and cost reduction needs.

Segment revenues increased 7% to ¥251,366 million compared to ¥234,651 million during fiscal 2013 due to an increase in operating lease revenues as a result of an increase in outstanding operating leases. On the other hand, segment expenses increased compared to fiscal 2013 due to an increase in the costs of operating leases in line with an increase in investment in operating leases.

As a result of the foregoing, segment profits increased 6% to ¥37,062 million compared to ¥34,913 million during fiscal 2013.

Segment assets increased 13% compared to March 31, 2013, to ¥622,009 million due to increases in investment in operating leases and investment in financing leases.

Real Estate Segment

This segment consists of real estate development, rental and financing, facility operation, REIT asset management, and real estate investment advisory services.

The vacancy rate in the Japanese office building market is starting to fall below its peak due to an increase in companies expanding their offices in anticipation of economic recovery. In particular, we are seeing signs of office rents rising in the Tokyo Metropolitan area. In addition, in the J-REIT market, property acquisitions are increasing as a result of new stock exchange listings and capital raising activities through public offerings. We are also seeing sales of large real estate developments and rising sales prices due to increased competition among buyers.

Segment revenues decreased 8% to ¥198,450 million compared to ¥215,212 million during fiscal 2013 due to a decrease in real estate sales resulting from a decrease in the number of condominium units delivered, and a decrease in operating lease revenues due to sale of rental properties, despite an increase in gains from sales of rental properties and an increase in revenues from facilities operation.

Segment expenses decreased compared to fiscal 2013 due to decreases in costs of real estate sales and write-downs of securities despite increases in facilities operation expenses and write-downs of long-lived assets.

In addition to the foregoing, due to an increase in equity in net income of affiliates including real estate joint ventures, segment profits increased 222% to ¥17,956 million compared to ¥5,582 million during fiscal 2013.

Segment assets decreased 15% compared to March 31, 2013, to ¥962,404 million due to sales of rental properties and decreases in installment loans and investment in securities.

Investment and Operation Segment

This segment consists of environment and energy-related business, principal investment, and loan servicing.

In the environment and energy-related business in Japan, there has been ongoing, active investment in the power generation business, such as megasolar projects. In addition, investment targets are expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital markets, there has been an increase in the number of initial public offerings for the fourth consecutive year and a spate of initial public offerings is expected to follow. In addition, M&A activities are increasing on the back of recovery in corporate profitability.

Segment revenues increased 46% to ¥178,532 million compared to ¥121,933 million during fiscal 2013 due to contributions from consolidated subsidiaries acquired during fiscal 2013, despite the absence of revenues from large collections in the loan servicing business that were recorded during fiscal 2013 and gains on sale of shares in Aozora Bank that were recorded during fiscal 2013.

Segment expenses increased compared to fiscal 2013 due to increases in expenses relating to our principal investment and environment and energy-related businesses in addition to an increase in expenses attributable to consolidated subsidiaries acquired during fiscal 2013.

In addition, due to gains of ¥58,435 million associated with the consolidation of DAIKYO on February 27, 2014, which was previously an equity method affiliate, segment profits increased 169% to ¥94,111 million compared to ¥34,937 million during fiscal 2013.

Segment assets increased 27% compared to March 31, 2013, to ¥565,740 million due to an increase in inventories, etc. as a result of the consolidation of DAIKYO on February 27, 2014, despite decreases in investment in securities and installment loans mainly in the loan servicing business.

Retail Segment

This segment consists of life insurance operations, banking business and card loan business.

Although the life insurance business is being affected by macro factors such as a decline in the population, demand for medical insurance is increasing due to the so-called “risks associated with lengthening life expectancy or life span” faced by the aging population. In the consumer finance sector, we anticipate an increase in loan demand due to an improvement in consumer sentiment in line with economic recovery.

Segment revenues increased 12% to ¥211,468 million compared to ¥188,695 million during fiscal 2013 due to an increase in installment loan revenues, an increase in insurance premium income as a result of growth in the number of policies in force in the life insurance business and an increase in insurance-related investment income.

Segment expenses increased due to an increase in selling, general and administrative expenses as well as an increase in insurance-related costs.

As a result of the foregoing, segment profits increased 15% to ¥49,871 million compared to ¥43,209 million during fiscal 2013.

Segment assets increased 9% compared to March 31, 2013, to ¥2,166,986 million due to increases in investment in securities and installment loans despite decreases in rental properties owned for investment purposes in life insurance business and in investment in affiliates.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations in the United States, Asia, Australasia and Europe.

In the U.S. economy, the Quantitative Easing Program (QE3) is on a tapering trend. However, the U.S. is expected to continue to lead the global economy, maintaining stable growth with the recovery in the employment market, increasing housing demand, and increasing consumer consumption. In Asia’s emerging economies, while China is in the process of switching its policy to stable growth, in other emerging economies, expansion of investments with a focus on high growth potential is expected, due in part to economic resurgence in developed countries.

Segment revenues increased 106% to ¥416,226 million compared to ¥202,516 million during fiscal 2013 due to an increase in revenues from the asset management business, resulting primarily from the acquisition of Robeco on July 1, 2013, and an increase in direct financing lease and operating lease revenues in Asia as well as in aircraft-related operations.

Segment expenses increased compared to fiscal 2013 due to an increase in expenses from asset management in line with the acquisition of Robeco on July 1, 2013, and an increase in selling, general and administrative expenses.

As a result of the foregoing, segment profits increased 32% to ¥69,688 million compared to ¥52,756 million during fiscal 2013.

Segment assets increased 50% compared to March 31, 2013, to ¥1,972,138 million due to recognition of goodwill and other intangible assets resulting primarily from the acquisition of Robeco on July 1, 2013, and increased investment in direct financing leases and operating leases in Asia as well as in aircraft-related operations.

YEAR ENDED MARCH 31, 2013 COMPARED TO YEAR ENDED MARCH 31, 2012

Performance Summary

Financial Results

		Year ended March 31,		Change
		2012	2013	Amount	Percent (%)
		(Millions of yen, except ratios, per share data and percentages)
	Total revenues	¥964,779	¥1,055,764	¥90,985	9
	Total expenses	842,564	904,911	62,347	7
	Income before Income Taxes and Discontinued Operations	127,515	172,572	45,057	35
	Net Income Attributable to ORIX Corporation Shareholders	83,509	111,909	28,400	34
Earnings per share	(Basic)	77.68	102.87	25.19	32
	(Diluted)	65.03	87.37	22.34	34
	ROE(1)	6.2	7.4	1.2	—
	ROA(2)	0.99	1.33	0.34	—

(1)	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity based on fiscal year beginning and ending balances.
(2)	ROA is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average Total Assets based on fiscal year beginning and ending balance.

Total revenues for fiscal 2013 increased 9% to ¥1,055,764 million compared to ¥964,779 million during fiscal 2012. Compared to fiscal 2012, operating lease revenues increased due to increases in auto leasing and aircraft leasing overseas, life insurance premiums and related investment income increased due to an increase in the number of policies in force, and other operating revenues increased mainly due to an expansion in the real estate operating business and environment and energy-related business, and an increase in fee revenues. Meanwhile, revenues from real estate sales decreased compared to fiscal 2012 due to a drop in condominium units sold.

Total expenses for fiscal 2013 increased 7% to ¥904,911 million compared to ¥842,564 million during fiscal 2012. Costs of operating leases increased in line with an increase in investment in operating leases, other operating expenses increased mainly due to the expansion of the real estate operating business and environment and energy business, and selling, general and administrative expenses increased due to the consolidation of ORIX Credit as well as other corporate acquisitions. Meanwhile, compared to fiscal 2012, interest expense decreased due to decreases in the balance of liabilities and funding cost, and provision for doubtful receivables and probable loan losses decreased due to a decrease in the amount of non-performing loans.

Equity in net income of affiliates increased compared to fiscal 2012 due to the absence of a valuation loss for the investment in Monex Group Inc. that was recognized during fiscal 2012.

As a result of the foregoing, income before income taxes and discontinued operations for fiscal 2013 increased 35% to ¥172,572 million compared to ¥127,515 million during fiscal 2012, and net income attributable to ORIX Corporation shareholders increased 34% to ¥111,909 million compared to ¥83,509 million during fiscal 2012.

Balance Sheet data

	As of March 31,				Change
	2012		2013		Amount		Percent (%)
	(Millions of yen except ratios, per share and percentages)
Total Assets	¥8,332,830		¥8,439,710		¥106,880		1
(Segment assets)(3)	6,123,874		6,382,654		258,780		4
Total Liabilities	6,874,726		6,710,516		(164,210)		(2)
(Long- and short-term debt)	4,725,453		4,482,260		(243,193)		(5)
(Deposits)	1,103,514		1,078,587		(24,927)		(2)
ORIX Corporation Shareholders’ Equity	1,380,736		1,643,596		262,860		19
ORIX Corporation Shareholders’ Equity per share	1,284.15		1,345.63		61.48		5
ORIX Corporation Shareholders’ Equity ratio(1)	16.6%		19.5%		2.9%		—
Adjusted ORIX Corporation Shareholders’ equity ratio(2)	18.8%		21.4%		2.6%		—
D/E ratio (Debt-to-equity ratio) (Long- and short-term debt (excluding deposits) / ORIX Corporation Shareholders’ equity)	3.4	x	2.7	x	(0.7	)x	—
Adjusted D/E ratio(2)	2.8	x	2.3	x	(0.5	)x	—

(1)	ORIX Corporation Shareholders’ equity ratio is the ratio as of the period end of ORIX Corporation Shareholders’ equity to total assets.
(2)

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

(3)

Goodwill and other intangible assets acquired in business combinations have been recognized as segment assets from July 1, 2013, Segment assets for fiscal 2012 and 2013 have been reclassified as a result of this change.

Total assets as of March 31, 2013 increased 1% to ¥8,439,710 million from ¥8,332,830 million on March 31, 2012. Investment in direct financing leases increased due to robust new transactions in the Asian region, and investment in operating leases increased primarily due to strong auto leasing and aircraft leasing overseas. On the other hand, installment loans decreased due to collection of loans, while investment in securities also decreased primarily due to sales and redemption of available-for-sale securities. Segment assets increased 4% compared to March 31, 2012 to ¥6,382,654 million.

The balance of interest bearing liabilities is controlled at an appropriate level depending on the situation of assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long-term and short-term debt and deposits decreased compared to March 31, 2012.

ORIX Corporation Shareholders’ equity increased 19% compared to March 31, 2012 to ¥1,643,596 million due to increases in common stock and additional paid-in capital as a result of execution of rights on convertible bonds, as well as an increase in retained earnings.

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

	As of March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in direct financing leases by category:
Transportation equipment	¥318,364	¥351,340	¥32,976	10
Industrial equipment	133,667	172,318	38,651	29
Electronics	135,294	140,047	4,753	4
Information-related and office equipment	85,060	85,232	172	0
Commercial services equipment	62,339	67,122	4,783	8
Other equipment	166,162	173,321	7,159	4

Total	¥900,886	¥989,380	¥88,494	10

Operating leases

	As of and for the year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Operating leases:
Operating lease revenues	¥282,875	¥296,329	¥13,454	5
Japan	225,290	232,044	6,754	3
Overseas	57,585	64,285	6,700	12
Costs of operating leases	181,404	194,429	13,025	7
New equipment acquisitions	246,822	295,765	48,943	20
Japan	197,124	191,450	(5,674)	(3)
Overseas	49,698	104,315	54,617	110
Investment in operating leases	1,309,998	1,395,533	85,535	7
Japan	1,140,247	1,148,595	8,348	1
Overseas	169,751	246,938	77,187	45

Revenues from operating leases for fiscal 2013 increased 5% to ¥296,329 million compared to fiscal 2012. In Japan, operating lease revenues increased mainly due to an increase in revenue from automobile operations and an increase in revenues from rental operations such as measuring and information-related equipment. Overseas, operating lease revenues increased mainly due to an increase in aircraft leasing. In fiscal 2012 and 2013, gains from the disposition of operating lease assets other than real estate, which were included in operating lease revenues, were ¥14,721 million and ¥14,032 million, respectively.

Costs of operating leases increased 7% to ¥194,429 million in fiscal 2013 compared to fiscal 2012 due to an increase in depreciation expenses resulting from a year on year increase in the average monthly balance of investment in operating leases.

New equipment acquisitions related to operating leases increased 20% to ¥295,765 million in fiscal 2013 compared to fiscal 2012. New equipment acquisitions by operations in Japan decreased as a result of a decrease in the purchase of real estate, despite an increase in transportation equipment such as automobile and measuring and information-related equipment, while new equipment acquisitions by operations overseas increased due to an increase in aircraft purchases.

Investment in operating leases increased 7% to ¥1,395,533 million in fiscal 2013 compared to fiscal 2012 due to the effect of yen depreciation and the increase in new equipment acquisitions described above.

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

Investment in transportation equipment operating leases increased 28% in fiscal 2013 compared to fiscal 2012, mainly due to an increase in investment in automobile operations in Japan and an increase in investment in aircraft overseas. Investment in measuring and information-related equipment operating leases increased 29% in fiscal 2013 compared to fiscal 2012 because of an increase in new equipment acquisitions in Japan. Investment in real estate under operating leases decreased 6% in fiscal 2013 compared to fiscal 2012, mainly due to sales of real estate.

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

In Japan, the balance of installment loans increased as a result of consolidation of ORIX Credit, offset by recovery of loans to real estate companies and non-recourse loans. As a result, the average balance of installment loans increased and revenues increased compared to fiscal 2012. Overseas, the balance of installment loans decreased mainly as a result of recovery of loans of VIEs in the United States. As a result, the average balance of installment loans decreased and revenues decreased compared to fiscal 2012.

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

	As of March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Installment loans:
Consumer borrowers in Japan
Housing loans	¥864,764	¥912,651	¥47,887	6
Card loans	236	225,707	225,471	—
Other	13,590	26,967	13,377	98

Subtotal	878,590	1,165,325	286,735	33

Corporate borrowers in Japan
Real estate companies	297,562	245,465	(52,097)	(18)
Non-recourse loans	226,887	134,440	(92,447)	(41)
Commercial, industrial and other companies	503,454	442,146	(61,308)	(12)

Subtotal	1,027,903	822,051	(205,852)	(20)

Overseas
Non-recourse loans	549,326	434,517	(114,809)	(21)
Commercial, industrial companies and other	216,520	198,477	(18,043)	(8)

Subtotal	765,846	632,994	(132,852)	(17)

Purchased loans(1)	97,559	70,801	(26,758)	(27)

Total	¥2,769,898	¥2,691,171	¥(78,727)	(3)

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

The balance of loans to consumer borrowers in Japan as of March 31, 2013 increased 33% to ¥1,165,325 million compared to the balance as of March 31, 2012. The balance of loans to corporate borrowers in Japan as of March 31, 2013 decreased 20%, to ¥822,051 million, compared to the balance as of March 31, 2012, primarily due to a decrease in the balance of loans to real estate companies and non-recourse loans. The balance of loans to overseas, excluding purchased loans, as of March 31, 2013 decreased 17%, to ¥632,994 million, compared to the balance as of March 31, 2012, primarily due to a decrease in the balance of loans of VIEs in the United States.

Asset quality

Direct financing leases

	As of March 31,
	2012	2013
	(Millions of yen, except percentage data)
90+ days past-due direct financing leases and allowances for direct financing leases:
90+ days past-due direct financing leases	¥17,441	¥15,806
90+ days past-due direct financing leases as a percentage of the balance of investment in direct financing leases	1.94%	1.60%
Provision as a percentage of average balance of investment in direct financing leases(1)	0.31%	0.26%
Allowance for direct financing leases	¥16,852	¥15,830
Allowance for direct financing leases as a percentage of the balance of investment in direct financing leases	1.87%	1.60%
The ratio of charge-offs as a percentage of the average balance of investment in direct financing leases	0.81%	0.43%

(1)	Average balances are calculated on the basis of fiscal beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due direct financing leases decreased ¥1,635 million to ¥15,806 million compared to fiscal 2012. As a result, the ratio of 90+ days past-due direct financing leases decreased 0.34% from fiscal 2012 to 1.60%.

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

Loans not individually evaluated for impairment

	As of March 31,
	2012	2013
	(Millions of yen, except percentage data)
90+ days past-due loans and allowance for installment loans:
90+ days past-due loans not individually evaluated for impairment	¥8,604	¥7,745
90+ days past-due loans not individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	0.35%	0.31%
Provision (reversal) as a percentage of average balance of installment loans not individually evaluated for impairment(1)	(0.20)%	(0.12)%
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment	¥28,329	¥23,283
Allowance for probable loan losses on installment loans exclusive of those loans individually evaluated for impairment as a percentage of the balance of installment loans not individually evaluated for impairment	1.14%	0.94%
The ratio of charge-offs as a percentage of the average balance of loans not individually evaluated for impairment	0.09%	0.14%

(1)	Average balances are calculated on the basis of fiscal beginning balance and fiscal quarter-end balances.

The balance of 90+ days past-due loans not individually evaluated for impairment which are not individually significant and accordingly are evaluated for impairment as a homogeneous group decreased 10% to ¥7,745 million in fiscal 2013.

The table below sets forth the outstanding balances of loans not individually evaluated for impairment by region and type of borrower.

	As of March 31,
	2012	2013
	(Millions of yen)
90+ days past-due loans not individually evaluated for impairment:
Consumer borrowers in Japan
Housing loans	¥8,557	¥6,367
Card loans	—	719
Other	—	629

Subtotal	8,557	7,715

Overseas
Housing loans	47	30

Total	¥8,604	¥7,745

We make allowance for housing loans in Japan after careful evaluation of the value of collateral underlying the loans, past loss experience and any economic conditions that we believe may affect the default rate.

We determine the allowance for our other items on the basis of past loss experience, general economic conditions and the current portfolio composition.

Loans individually evaluated for impairment

	As of March 31,
	2012	2013
	(Millions of yen)
Loans individually evaluated for impairment:
Impaired loans	¥293,774	¥212,740
Effect of the application of the accounting standards for the consolidation of VIEs(1)	58,029	44,646
Impaired loans requiring an allowance	218,938	159,942
Effect of the application of the accounting standards for the consolidation of VIEs(1)	34,494	29,880
Allowance for loans individually evaluated for impairment(2)	91,407	65,151
Effect of the application of the accounting standards for the consolidation of VIEs(1)	15,267	12,970

(1)	These are the ending balances as of the dates indicated attributable to VIEs requiring consolidation under the accounting standards for consolidation of VIEs under ASU 2009-16 and ASU 2009-17.
(2)

The allowance is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral dependent.

New provision for probable loan losses was ¥21,596 million in fiscal 2012 and ¥10,648 million in fiscal 2013, and charge-off of impaired loans was ¥27,286 million in fiscal 2012 and ¥35,685 million in fiscal 2013. New provision for probable loan losses decreased ¥10,948 million compared to fiscal 2012. Charge-off of impaired loans increased ¥8,399 million compared to fiscal 2012.

The table below sets forth the outstanding balance of impaired loans by region and type of borrower as of the dates indicated. Consumer loans in Japan primarily consist of restructured smaller-balance homogeneous loans individually evaluated for impairment.

	As of March 31,
	2012	2013
	(Millions of yen)
Impaired loans:
Consumer borrowers in Japan
Housing loans	¥8,979	¥8,494
Card loans	—	1,858
Other	—	504

Subtotal	8,979	10,856

Corporate borrowers in Japan
Real estate companies	72,038	47,126
Non-recourse loans	44,148	23,415
Commercial, industrial and other companies	77,277	50,680

Subtotal	193,463	121,221

Overseas
Non-recourse loans	38,809	37,635
Commercial, industrial companies and other	17,616	13,921

Subtotal	56,425	51,556

Purchased loans	34,907	29,107

Total	¥293,774	¥212,740

Provision for doubtful receivables and probable loan losses

We make provision for doubtful receivables and probable loan losses for direct financing leases and installment loans.

	As of March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Provision for doubtful receivables on direct financing leases and probable loan losses:
Beginning balance	¥154,150	¥136,588	¥(17,562)	(11)
Direct financing leases	21,201	16,852	(4,349)	(21)
Loans not individually evaluated for impairment	35,626	28,329	(7,297)	(20)
Loans individually evaluated for impairment	97,323	91,407	(5,916)	(6)
Provision charged to income	19,186	10,016	(9,170)	(48)
Direct financing leases	2,568	2,423	(145)	(6)
Loans not individually evaluated for impairment	(4,978)	(3,055)	1,923	(39)
Loans individually evaluated for impairment	21,596	10,648	(10,948)	(51)
Charge-offs (net)	(36,259)	(43,188)	(6,929)	19
Direct financing leases	(6,783)	(4,046)	2,737	(40)
Loans not individually evaluated for impairment	(2,190)	(3,457)	(1,267)	58
Loans individually evaluated for impairment	(27,286)	(35,685)	(8,399)	31
Other(1)	(489)	848	1,337	—
Direct financing leases	(134)	601	735	—
Loans not individually evaluated for impairment	(129)	1,466	1,595	—
Loans individually evaluated for impairment	(226)	(1,219)	(993)	439
Ending balance	136,588	104,264	(32,324)	(24)
Direct financing leases	16,852	15,830	(1,022)	(6)
Loans not individually evaluated for impairment	28,329	23,283	(5,046)	(18)
Loans individually evaluated for impairment	91,407	65,151	(26,256)	(29)

(1)	Other mainly includes foreign currency translation adjustments and others.

Investment Securities

	As of and for the year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment securities(1):
Interest on investment securities	¥15,169	¥11,505	¥(3,664)	(24)
Japan	9,576	5,744	(3,832)	(40)
Overseas	5,593	5,761	168	3
New securities added	699,709	758,292	58,583	8
Japan	626,183	718,864	92,681	15
Overseas	73,526	39,428	(34,098)	(46)
Investment in securities	1,147,390	1,093,668	(53,722)	(5)
Japan	974,536	873,631	(100,905)	(10)
Overseas	172,854	220,037	47,183	27

(1)

The balance of investment in securities related to our life insurance operations are included in investment in securities in our consolidated balance sheets. Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in our consolidated statements of income.

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

New securities added increased 8% to ¥758,292 million in fiscal 2013 compared to fiscal 2012. New securities added in Japan increased 15% in fiscal 2013 compared to fiscal 2012 primarily due to an increase in investments in government bonds. On the other hand, new securities added overseas decreased 46% in fiscal 2013 compared to fiscal 2012 primarily due to a decrease in investments in municipal bonds in the United States.

The balance of our investment in securities as of March 31, 2013 decreased 5% to ¥1,093,668 million in fiscal 2013 compared to fiscal 2012. The balance of our investment in securities in Japan decreased 10% in fiscal 2013 compared to fiscal 2012 due to rebalancing of our investment portfolios and decreasing balances of specified bonds issued by SPEs in Japan. The balance of our investment in securities overseas increased 27% in fiscal 2013 compared to fiscal 2012 mainly due to an increase of investment in trading securities and the foreign exchange effects of the depreciated yen.

	As of March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Investment in securities by security type:
Trading securities	¥12,817	¥33,041	¥20,224	158
Available-for-sale securities	886,487	757,299	(129,188)	(15)
Held-to-maturity securities	43,830	89,451	45,621	104
Other securities	204,256	213,877	9,621	5

Total	¥1,147,390	¥1,093,668	¥(53,722)	(5)

Investments in trading securities increased ¥33,041 million in fiscal 2013 compared to fiscal 2012 primarily due to purchases of municipal bonds in the United States. Investments in available-for-sale securities decreased 15% in fiscal 2013 compared to fiscal 2012 primarily due to decreased balances of debt securities such as specified bonds issued by SPEs in Japan while balances of government and municipal bonds increased. As of March 31, 2013, CMBS and RMBS in available-for-sale securities in the United States were ¥24,338 million as compared to ¥31,024 million as of March 31, 2012. Our life insurance business invests in Japanese government bonds as held-to-maturity securities. Other securities increased 5% in fiscal 2013 compared to fiscal 2012 mainly due to increasing balances of fund investments in the United States.

For further information on investment in securities, see Note 9 of “Item 18. Financial Statements.”

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Brokerage commissions and net gains on investment securities:
Net gains on investment securities(1)	¥24,894	¥28,805	¥3,911	16
Dividends income, other(1)	4,443	6,009	1,566	35

Total	¥29,337	¥34,814	¥5,477	19

(1)	Income and losses on investment in securities related to our life insurance operations are recorded in life insurance premiums and related investment income in the consolidated statements of income.

Brokerage commissions and net gains on investment securities increased 19% to ¥34,814 million in fiscal 2013 compared to fiscal 2012. Net gains on investment securities increased 16% to ¥28,805 million in fiscal 2013 compared to fiscal 2012 primarily due to an increase of net gains on domestic available-for-sale securities resulting from recovery of the financial and capital markets in Japan. Dividend income, other increased 35% to ¥6,009 million in fiscal 2013 compared to fiscal 2012.

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

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Life insurance premiums and related investment income and life insurance costs:
Life insurance premiums	¥116,836	¥130,187	¥13,351	11
Life insurance-related investment income	10,071	8,539	(1,532)	(15)

Total	¥126,907	¥138,726	¥11,819	9

Life insurance costs	¥93,178	¥98,599	¥5,421	6

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Breakdown of life insurance-related investment income:
Net income on investment securities	¥5,786	¥5,350	¥(436)	(8)
Interest on loans, income on real estate under operating leases, and others	4,285	3,189	(1,096)	(26)

Total	¥10,071	¥8,539	¥(1,532)	(15)

Life insurance premiums and related investment income increased 9% to ¥138,726 million in fiscal 2013 compared to fiscal 2012.

Life insurance premiums increased 11% to ¥130,187 million in fiscal 2013 compared to fiscal 2012 due to an increase in contracts for new products.

Income on real estate under operating leases decreased due to a decline of gains on sales of real estate. As a result, life insurance-related investment income decreased 15% to ¥8,539 million in fiscal 2013 compared to fiscal 2012.

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

Margins recorded a loss of ¥626 million in fiscal 2013 compared to a gain of ¥1,495 million in fiscal 2012 due to the decrease in the number of condominiums delivered, despite of decrease write-downs.

Gains on sales of real estate under operating leases

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Gains on sales of real estate under operating leases:
Gains on sales of real estate under operating leases	¥2,222	¥5,816	¥3,594	162

Gains on sales of real estate under operating leases increased 162% to ¥5,816 million in fiscal 2013 compared to fiscal 2012, mainly due to an increase in profits from the large sale of real estate in Japan.

Where we have significant continuing involvement in the operations of real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, while if we have no significant continuing involvement of operations of such disposed real estate properties, the gains or losses are reported as income from discontinued operations. For a discussion of our accounting policy for discontinued operations, see Note 27 of “Item 18. Financial Statements.”

Asset Management and Servicing Operations

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Asset Management and Servicing Operations:
Revenues from asset management and servicing	¥12,908	¥15,265	¥2,357	18
Japan	6,092	7,136	1,044	17
Overseas	6,816	8,129	1,313	19
Expenses from asset management and servicing	493	593	100	20

Revenues from asset management and servicing in fiscal 2013 increased 18% compared to fiscal 2012 to ¥15,265 million. In Japan, revenues from asset management and servicing increased 17% to ¥7,136 million in fiscal 2013 compared to fiscal 2012 due to an increase in revenue from servicing business. Overseas, revenues from asset management and servicing increased 19% to ¥8,129 million in fiscal 2013 compared to fiscal 2012 due to an increase in revenue from asset management business in the United States.

Expenses from asset management and servicing increased 20% to ¥593 million in fiscal 2013 compared to fiscal 2012 due to an increase in fee expenses from asset management business in the United States.

Other operations

	As of and for the year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Other operations:
Other operating revenues	¥250,679	¥315,691	¥65,012	26
Japan	192,005	249,884	57,879	30
Overseas	58,674	65,807	7,133	12
Other operating expenses	152,521	194,693	42,172	28
New assets added	37,876	12,931	(24,945)	(66)
Japan	36,548	12,479	(24,069)	(66)
Overseas	1,328	452	(876)	(66)
Other operating assets	206,109	233,258	27,149	13
Japan	189,293	212,695	23,402	12
Overseas	16,816	20,563	3,747	22

Other operating revenues were up 26% year on year to ¥315,691 million. In Japan, revenues were up 30% to ¥249,884 million compared to ¥192,005 million in fiscal 2012, mainly due to an increase in earnings of the aquarium business and environment and energy-related business and an increase of private equity investment-related business. Overseas, revenues were up 12% to ¥65,807 million compared to ¥58,674 million in fiscal 2012, due to an increase of revenues from advisory services in the United States and an increase of revenues from car-related service associated with ORIX Auto Infrastructure Services Limited in India being a consolidated subsidiary for the full fiscal 2013.

Other operating expenses were up 28% year on year to ¥194,693 million resulting from the recognition of expenses from aquarium business, environment and energy-related business, and private equity investment-related business, along with the increase in other operating revenues.

New assets added for other operating transactions include other operating assets and real estate for sale, such as residential condominiums. New assets added for other operating transactions were down 66% to ¥12,931 million in fiscal 2013 due to a decrease in the number of condominiums completed.

Other operating assets increased 13% to ¥233,258 million in fiscal 2013.

Expenses

Interest expense

Interest expense decreased 8% to ¥100,966 million compared to fiscal 2012. Our total outstanding short-term debt, long-term debt and deposits decreased 5% to ¥5,560,847 million compared to fiscal 2012.

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

Selling, general and administrative expenses

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Selling, general and administrative expenses:
Personnel expenses	¥126,089	¥138,238	¥12,149	10
Selling expenses	20,318	29,180	8,862	44
Administrative expenses	45,321	54,536	9,215	20
Depreciation of office facilities	3,228	2,994	(234)	(7)

Total	¥194,956	¥224,948	¥29,992	15

Employee salaries and other personnel expenses accounted for 61% of selling, general and administrative expenses in fiscal 2013, and the remaining portion consists of selling and other general and administrative expenses, such as rent for office spaces, communication expenses and travel expenses. Selling, general and administrative expenses in fiscal 2013 increased 15% year on year.

Write-downs of long-lived assets

As a result of the impairment reviews we performed during fiscal 2013 for long-lived assets in Japan and overseas, such as golf courses, office buildings, commercial facilities other than office buildings, condominiums, and land undeveloped or under construction, write-downs of long-lived assets increased 4% to ¥21,053 million during fiscal 2013 compared to fiscal 2012. These write-downs are reflected as write-downs of long-lived assets and income from discontinued operations, net. ¥17,896 million is reflected as write-downs of long-lived assets in our consolidated statement of income. These write-downs consist of impairment losses of ¥1,978 million on 16 office buildings, ¥2,024 million on six commercial facilities other than office buildings, ¥4,995 million on 17 condominiums, ¥7,426 million on five parcels of lands undeveloped or under construction, and ¥4,630 million on 23 other assets, because the assets were classified as held for sale or the carrying amount exceeded the estimated undiscounted future cash flows.

For a breakdown of long-lived assets by segment, see Note 34 of “Item 18. Financial Statements.”

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

Foreign currency transaction loss (gain), net

We recognized a foreign currency transaction net loss in the amount of ¥503 million in fiscal 2013 compared to a foreign currency transaction net gain in the amount of ¥217 million in fiscal 2012. For information on the impact of foreign currency fluctuations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Equity in net income of affiliates

Equity in net income of affiliates increased in fiscal 2013 to ¥13,836 million compared to ¥1,983 million in fiscal 2012. In fiscal 2012, a write-down was recorded for the investment in the equity-method affiliate Monex Group, Inc. In fiscal 2013, the recorded gain was mainly due to contributions from equity-method affiliates in Japan. Net loss from joint ventures in Japan was ¥276 million improved from a net loss of ¥1,295 million in fiscal 2012. The number of residential condominiums delivered through joint ventures in Japan decreased to 519 units in fiscal 2013 from 785 units in fiscal 2012, however, gains from some real estate investment properties contributed to the profit improvement or these joint ventures.

For discussion of investment in affiliates, see Note 12 of “Item 18. Financial Statements.”

Gains on sales of subsidiaries and affiliates and liquidation losses, net

Gains on sales of subsidiaries and affiliates and liquidation losses, net increased to ¥7,883 million in fiscal 2013 as compared to ¥3,317 million in fiscal 2012. A gain on sales of an equity-method affiliate that owns real estate such as rental condominiums was recorded in fiscal 2012 and a gain of ¥3,132 million in earnings was recorded in fiscal 2013 from the remeasurement to fair value of the previously held equity interest in connection with making ORIX Credit a wholly-owned subsidiary.

Provision for income taxes

Provision for income taxes in fiscal 2013 was ¥53,682 million, compared to ¥44,608 million in fiscal 2012. The increase of ¥9,074 million was primarily due to higher income before income taxes and discontinued operations.

For discussion of income taxes, see Note 16 in “Item 18. Financial Statements.”

Discontinued operations

We apply ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes operating results of any component of an entity with its own identifiable operations and cash flow and in which operations we will not have significant continuing involvement. Income from discontinued operations, net refers to net income from the sale or disposal by sale of subsidiaries, business units and real estate under operating leases in which we no longer have significant continuing involvement. Discontinued operations, net of applicable tax effect, decreased 94% to ¥168 million in fiscal 2013 compared to fiscal 2012 primarily due to a decrease of net income from subsidiaries sold.

For discussion of discontinued operations, see Note 27 of “Item 18. Financial Statements.”

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

Segment Information

Our business is organized into six segments that are based on major products, nature of services, customer base and management organizations to facilitate strategy formulation, resource allocation and portfolio rebalancing at the segment level. Our six business segments are: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail and Overseas Business.

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

From July 1, 2013, in conjunction with the acquisition of Robeco, goodwill and other intangible assets have been allocated to the relevant segments. In addition, from November 1, 2013, ORIX’s Information and Communication Technology Department, which was previously included in the Maintenance Leasing Segment, is disclosed as part of the Corporate Financial Services Segment due to reorganization of operation management.

Due to these changes, the reclassified figures are shown for the years ended March 31, 2012 and 2013.

For a description of the business activities of our segments, see “Item 4. Information on the Company—Profile of Business by Segment.” See Note 34 of “Item 18. Financial Statements” for additional segment information, a discussion of how we prepare our segment information and the reconciliation of segment totals to consolidated financial statement amounts.

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Revenues(1):
Corporate Financial Services	¥76,393	¥76,128	¥(265)	(0)
Maintenance Leasing	228,007	234,651	6,644	3
Real Estate	222,631	215,212	(7,419)	(3)
Investment and Operation	73,293	121,933	48,640	66
Retail	160,071	188,695	28,624	18
Overseas Business	187,240	202,516	15,276	8

Segment Total	947,635	1,039,135	91,500	10

Difference between Segment Total and Consolidated Amounts	17,144	16,629	(515)	(3)

Consolidated Amounts	¥964,779	¥1,055,764	¥90,985	9

(1) Results of discontinued operations are included in segment revenues of each segment.

	Year ended March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Profits(1):
Corporate Financial Services	¥22,989	¥25,932	¥2,943	13
Maintenance Leasing	33,253	34,913	1,660	5
Real Estate	1,349	5,582	4,233	314
Investment and Operation	15,983	34,937	18,954	119
Retail	19,352	43,209	23,857	123
Overseas Business	49,768	52,756	2,988	6

Segment Total	142,694	197,329	54,635	38

Difference between Segment Total and Consolidated Amounts	(15,179)	(24,757)	(9,578)	—

Consolidated Amounts	¥127,515	¥172,572	¥45,057	35

(1)

We evaluate the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

	As of March 31,		Change
	2012	2013	Amount	Percent (%)
	(Millions of yen, except percentage data)
Segment Assets:
Corporate Financial Services	¥946,468	¥943,295	¥(3,173)	(0)
Maintenance Leasing	490,869	549,300	58,431	12
Real Estate	1,390,518	1,133,170	(257,348)	(19)
Investment and Operation	471,923	444,315	(27,608)	(6)
Retail	1,742,906	1,994,140	251,234	14
Overseas Business	1,081,190	1,318,434	237,244	22

Segment Total	6,123,874	6,382,654	258,780	4

Difference between Segment Total and Consolidated Amounts	2,208,956	2,057,056	(151,900)	(7)

Consolidated Amounts	¥8,332,830	¥8,439,710	¥106,880	1

Corporate Financial Services Segment

This segment is involved in lending, leasing and fee business.

Segment assets remained relatively flat year on year at ¥943,295 million, as an increase in investment in direct financing leases offset a decrease in the balance of installment loans.

Installment loan revenues decreased in line with a decrease in the average balance of installment loans despite a steady trend in new business volume. Meanwhile, direct financing lease revenues remained robust, backed by solid new transaction volume and an increase in the average balance. As a result, segment revenues remained relatively flat compared to fiscal 2012 at ¥76,128 million.

Segment expenses decreased compared to fiscal 2012, due to a decrease in provision for doubtful receivables and probable loan losses.

As a result of the foregoing, segment profits increased 13% to ¥25,932 million during fiscal 2013 compared to ¥22,989 million during fiscal 2012.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

Production by Japanese companies improved during fiscal 2013 and continues to make a moderate recovery. Segment revenues remained stable due to ORIX’s ability to provide customers with high value-added services that meet corporate customers’ cost reduction needs.

Segment revenues increased 3% to ¥234,651 million during fiscal 2013 compared to ¥228,007 million during fiscal 2012 due to solid revenues from operating leases. Meanwhile, segment expenses increased as a result of an increase in costs of operating leases in line with increased investment in operating leases, despite a decrease in selling, general and administrative expenses compared to fiscal 2012.

As a result of the foregoing, segment profits increased 5% to ¥34,913 million during fiscal 2013 compared to ¥33,253 million during fiscal 2012.

Segment assets increased 12% compared to March 31, 2012, to ¥549,300 million due to an increase in investment in operating leases.

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

Segment revenues decreased 3% to ¥215,212 million during fiscal 2013 compared to ¥222,631 million during fiscal 2012 due to increases in revenues from the facility operating business and gains on sales of real estate under operating leases, not fully offsetting a decrease in real estate sales revenues, which resulted from a drop in the delivery of condominium units.

Segment expenses decreased compared to fiscal 2012 due to a significant decrease in costs of real estate sales and interest expense, despite increases in operating business expenses and write-downs of securities.

As a result of the foregoing, segment profits increased 314% to ¥5,582 million during fiscal 2013 compared to ¥1,349 million during fiscal 2012.

Segment assets decreased 19% compared to March 31, 2012, to ¥1,133,170 million due to sales of real estate under operating leases, as well as decreases in installment loans and investment in securities.

Investment and Operation Segment

This segment consists of environment and energy-related business, principal investment, and loan servicing.

In the environment business in Japan, following the introduction of a renewable energy feed-in tariff program, an increasing number of companies from various industries have been entering into power generation through ventures such as megasolar projects. There have been signs of improvement in the investment market, with the number of IPOs beginning to increase after years of decline since 2006, and with initial IPO prices of many companies exceeding the offer prices.

Segment revenues increased 66% to ¥121,933 million during fiscal 2013 compared to ¥73,293 million during fiscal 2012 due to gains on sales of Aozora Bank shares, an increase in revenues from large collections in the servicing business, and recognition of revenues from Kawachiya Corporation and KINREI CORPORATION, which ORIX acquired during the three-month periods ended March 31, 2012 and June 30, 2012, respectively.

Similarly, segment expenses increased compared to fiscal 2012 due to increases in costs relating to the aforementioned consolidated subsidiaries.

As a result of the foregoing, segment profits increased 119% to ¥34,937 million during fiscal 2013 compared to ¥15,983 million during fiscal 2012.

Segment assets decreased 6% compared to March 31, 2012 to ¥444,315 million during fiscal 2013 due to decreases in investment in securities and installment loans.

Retail Segment

This segment consists of the life insurance operations, the banking business and the card loan business.

Segment revenues increased 18% to ¥188,695 million during fiscal 2013 compared to ¥160,071 million during fiscal 2012 due to an increase in installment loan revenues as a result of consolidation of ORIX Credit, and steady growth in life insurance premiums from an increase in the number of policies in force.

Segment expenses increased due to an increase in selling, general and administrative expenses as a result of consolidation of ORIX Credit, as well as an increase in insurance-related expenses.

Segment profits increased 123% to ¥43,209 million during fiscal 2013 compared to ¥19,352 million during fiscal 2012 due to gains associated with the consolidation of ORIX Credit and the absence in fiscal 2013 of a write-down that was recognized for investment in equity-method affiliate Monex Group, Inc. during fiscal 2012.

Segment assets increased 14% compared to March 31, 2012 to ¥1,994,140 million, mainly due to an increase in installment loans as a result of consolidation of ORIX Credit.

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

Segment revenues increased 8% to ¥202,516 million during fiscal 2013 compared to ¥187,240 million in fiscal 2012 as a result of strong growth in direct financing leases in Asia and automobile and aircraft operating leases, as well as an increase in fee revenues in the United States, compared to fiscal 2012, despite a decrease in gains on sales of investment securities in the United States.

Segment expenses increased compared to fiscal 2012 due to an increase in selling, general and administrative expenses, despite decreases in write-downs of securities and provision for doubtful receivables and probable loan losses.

As a result of the foregoing, segment profits increased 6% to ¥52,756 million compared to ¥49,768 million during fiscal 2012.

Segment assets increased 22% compared to March 31, 2012 to ¥1,318,434 million due to increases in investment in operating leases, including aircraft, and investment in direct financing leases in Asia, in addition to the effect of yen depreciation.

LIQUIDITY AND CAPITAL RESOURCES

Funding Activities

We prioritize funding stability, maintaining adequate liquidity, and reducing capital costs. We formulate and execute on funding policies that are resilient to sudden deterioration in financial markets, and then conduct funding activities in accordance with actual transitions in our assets and changes in financial markets. In preparing our management plan, we project funding activities to maintain a balanced capital structure in light of projected cash flows, asset liquidity and our own liquidity situation. In implementation, we adjust our funding plan based on changes in the external funding environment and our funding needs in light of our business activities, and endeavor to maintain flexibility in our funding activities.

In our funding activities during fiscal 2014, we have tried to reinforce our funding structure by diversifying our funding resources, promoting longer maturities, staggering redemption dates and maintaining sufficient liquidity. In fiscal 2014, we also implemented various international funding activities, such as international bond offerings outside Japan. We also have enhanced our use of longer maturities, employed staggered interest and principal repayment dates and endeavored to reduce risk in refinancing by leveling out annual redemption amounts both in borrowing from financial institutions and bonds. As of March 31, 2014, the total balance of cash and cash equivalents and unused committed credit facilities was ¥1,254,524 million. The balance of these liquidity resources equals approximately 399% of our short-term marketable liabilities, namely bonds and medium term notes (“MTNs”) maturing within one year and CP. We maintain adequate levels of liquidity and monitor liquidity risk to minimize the effect on us of sudden market deteriorations and to enable us sustain our operations.

As a result of these initiatives our ratio of long-term debt to total debt (excluding deposits) reached 91% as of March 31, 2013 and 93% as of March 31, 2014. On an adjusted basis, our ratio of long-term debt to total debt (excluding deposits) was 89% as of March 31, 2013 and 92% as of March 2014. This ratio is a non-GAAP financial measure presented on an adjusted basis, which excludes payables under securitized leases, loan receivables and other assets. For a discussion of this and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP measure, see “Non-GAAP Financial Measures” under this Item 5.

For more information regarding our liquidity risk management, see “Risk Management” under this Item 5.

Group Liquidity Management

ORIX is primarily responsible for accessing liquidity for ORIX Group and for managing the allocation of liquidity to subsidiaries. In managing our capital resources and controlling liquidity risk, we employ various measures, including a cash management system for supplying funds to, and receiving funds from, our major domestic subsidiaries, other than regulated subsidiaries like ORIX Bank and ORIX Life Insurance. Our overseas subsidiaries rely primarily on local funding sources such as borrowings from local financial institutions and issuing bonds in local capital markets, but they may also obtain loans from ORIX. We also support liquidity of overseas subsidiaries by establishing local commitment lines and maintaining a multi-currency commitment line available to ORIX and some of its overseas subsidiaries.

ORIX Bank and ORIX Life Insurance are our main regulated subsidiaries in terms of liquidity controls, although several other subsidiaries also operate under such regulations. ORIX Bank and ORIX Life Insurance are regulated by Japanese financial authorities. Under relevant regulations, each of them employs prescribed measures to monitor liquidity risk at the entity level and maintains internal policies to manage its portfolios and capital resources on a standalone basis. Each of these subsidiaries met the relevant regulatory threshold relating to measures for monitoring its liquidity risk as of March 31, 2014.

ORIX Bank raises the majority of the funds it needs to operate its business through deposit taking. Although ORIX Bank provides loans to several of our domestic subsidiaries in the ordinary course of its business, such loans are subject to a maximum limit set by the Japanese Banking Act. Under such regulations, ORIX Bank may not make loans to other members of ORIX Group in an aggregate amount exceeding a regulatory limit. ORIX Life Insurance underwrites insurance, receives insurance premiums from policyholders, and conducts financing and investment activities, including lending. Lending from ORIX Life Insurance to other members of ORIX Group is subject to regulation, including under the Japanese Insurance Business Act. For these reasons, ORIX Group manages its liquidity separately from ORIX Bank and ORIX Life Insurance.

Ratings

As of the date of this filing, Standard & Poor’s has assigned an “A-” as our counterparty credit rating, Moody’s has assigned a “Baa2” as our long-term issuer rating, and Rating and Investment Information, Inc. (R&I) has assigned an “A+” as our issuer rating.

Sources of Liquidity

Borrowings from Financial Institutions

ORIX Group borrows from a variety of sources, including major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and financial institutions associated with agricultural cooperatives. As of March 31, 2014, the number of our lenders exceeded 200. We have promoted regular face-to-face communications and established positive working relationships with financial institutions in Japan and overseas. The majority of our loan balances consists of borrowings from Japanese financial institutions. As of March 31, 2013 and March 31, 2014, short-term debt from Japanese and foreign financial institutions was ¥268,588 million and ¥208,598 million, respectively, while long-term debt from financial institutions was ¥2,099,408 million and ¥2,430,225 million, respectively.

As is typical in Japan, contracts for borrowings from Japanese banks and insurance companies contain clauses that require us to pledge assets upon request by the lenders when they consider reasonably necessary to preserve their claims. In addition, in certain bank loan agreements, the bank is assigned the right to offset deposits with any debt for which payment is due, and, under certain conditions, such as default, the bank has the right to offset all our debt with deposits. Whether or not such provision is applied depends upon the circumstances at that time. As of the time of filing we have not received any such demand from any lender.

Committed Credit Facilities

We regularly enter into committed credit facilities agreements, including syndicated agreements, with financial institutions to secure liquidity. The maturity dates of these committed credit facilities are staggered to prevent an overlap of contract renewal periods. The total amount of our committed credit facilities as of March 31, 2013 and March 31, 2014 was ¥481,096 million and ¥469,747 million, respectively. Of these figures, the unused amount as of March 31, 2013 and March 31, 2014 was ¥439,530 million and ¥427,225 million, respectively. A part of the facilities are arranged to be drawn down in foreign currencies by ORIX and our subsidiaries.

The decision to enter into a committed credit facility is made based on factors including our balance of cash and repayment schedules of short-term debt such as CP.

Some of these committed credit facility agreements include financial covenants, such as the maintenance of a minimum ORIX Corporation shareholders’ equity ratio. In addition, the majority of our committed credit facilities require the relevant obligor to represent and warrant that there has been, among other things, no material negative change in its financial condition since the date of the agreement. As of March 31, 2014, we were in compliance with all of our financial covenants and have been able to make the necessary representations and warranties concerning our financial condition.

Debt from the Capital Markets

Our debt from capital markets is mainly composed of bonds, MTNs, CP, and securitization of leases, loans receivables and other assets.

Bonds and MTNs

We regularly issue straight bonds and MTNs domestically and internationally to diversify our funding sources and maintain longer liability maturities. In fiscal 2014, we issued ¥100,000 million of domestic straight bonds in Japan, and THB1,000 million and KRW60,000 million of notes outside Japan. Domestic straight bond issuances are divided mainly into bonds for institutional investors and bonds for individual investors. As of March 31, 2013 and March 31, 2014, the balance of straight bonds issued by ORIX for domestic institutional investors was ¥308,100 million and ¥343,100 million, respectively, while the balance of straight bonds issued by ORIX for individual investors was ¥664,487 million and ¥519,487 million, respectively. The balance of bonds issued by domestic subsidiaries as of March 31, 2013 and March 31, 2014 was ¥5,756 million and ¥12,140 million, respectively. The balance of straight bonds and short-term notes issued outside Japan, which includes SEC-registered U.S. dollar-denominated straight bonds, was ¥183,690 million and ¥198,016 million as of March 31, 2013 and March 31, 2014, respectively.

ORIX and three overseas subsidiaries currently are participants in a Multi-Issuer Euro MTN program (the EMTN program) with a maximum issuance limit of $4,000 million. During fiscal 2013 ORIX issued Australian dollar denominated notes under the EMTN program. In addition to the EMTN program, ORIX Group has established other MTN programs in several countries and issues MTNs to meet funding necessities. The total balance of MTNs issued as of March 31, 2013 and March 31, 2014 was ¥58,169 million and ¥46,034 million, respectively, of which MTNs amounting to ¥12,871 million and ¥9,898 million, respectively, were issued by foreign subsidiaries.

ORIX does not have any convertible bonds outstanding as of March 31, 2014.

We plan to continue to issue straight bonds and MTNs in a balanced manner to institutional and individual investors both inside and outside Japan in line with our strategy of maintaining longer maturities and diversified funding sources.

CP

We offer CP (direct paper) as a direct financing source, and have successfully obtained a diverse range of investors such as investment trusts, life insurance companies, casualty insurance companies and other financial institutions, as well as private corporations. We consider our liquidity levels and spread out the date of issuance and the terms over time so as to avoid significant overlap. The balance of outstanding CP as of March 31, 2013 and March 31, 2014 was ¥151,504 million and ¥100,993 million, respectively.

Securitization

We securitize leases, loan receivables and other assets, primarily in Japan. We also invest in CMBS in the United States and elsewhere while acting as a servicer or asset manager for the underlying assets. We recognize liabilities consolidated with such investments as our liabilities when required under applicable accounting standards. The total amount of payables under securitized lease, loan receivables and other assets as of March 31, 2013 and March 31, 2014 was ¥679,766 million and ¥253,827 million, respectively.

Deposits

ORIX Bank and ORIX Asia Limited each accept deposits. These deposit taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group are subject to maximum regulatory limits.

The majority of deposits are attributable to ORIX Bank, which attracts both corporate and retail deposits, and which has seen sustained growth in deposits outstanding. Deposit balances of ORIX Bank as of March 31, 2013 and March 31, 2014 were ¥1,078,340 million and ¥1,206,183 million, respectively.

Short-term and long-term debt and deposits

Short-term Debt

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Short-term debt(1):
Borrowings from financial institutions	¥268,588	¥208,598	¥(59,990)	(22)
Notes	634	—	(634)	—
Commercial paper	151,504	100,993	(50,511)	(33)

Total short-term debt	¥420,726	¥309,591	¥(111,135)	(26)

(1)

The above table includes the following liabilities of consolidated VIEs as of March 31, 2013 and 2014, for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries.

	As of March 31,
	2013	2014
	(Millions of yen)
Short-term debt(1):
Borrowings from financial institutions	¥1,710	¥2,180

Short-term debt as of March 31, 2014 was ¥309,591 million, representing 7% of total debt (excluding deposits) as of March 31, 2014, while the ratio was 9% of total debt as of March 31, 2013. As of March 31, 2014, 67% of short-term debt was borrowings from financial institutions.

Long-term debt

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Long-term debt(2):
Borrowings from financial institutions	¥2,099,408	¥2,430,225	¥330,817	16
Bonds	1,224,191	1,128,788	(95,403)	(8)
Medium-term notes	58,169	46,034	(12,135)	(21)
Payable under securitized lease, loan receivables and investment in securities	679,766	253,827	(425,939)	(63)

Total long-term debt	¥4,061,534	¥3,858,874	¥(202,660)	(5)

(2)

The above table includes the following liabilities of consolidated VIEs as of March 31, 2013 and 2014 for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries.

	As of March 31,
	2013	2014
	(Millions of yen)
Long-term debt(2):
Borrowings from financial institutions	¥126,991	¥140,809
Bonds	100	100
Payable under securitized lease, loan receivables and investment in securities……	679,766	253,827

Long-term debt as of March 31, 2014 was ¥3.858,874 million, representing 93% of total debt (excluding deposits) as of March 31, 2014, while the ratio was 91% of total debt as of March 31, 2013. Borrowings from financial institutions comprised 63% of the long-term debt as of March 31, 2014.

Approximately 54% of interest paid on long-term debt in fiscal 2014 was fixed rate interest, with the remainder being floating rate interest based mainly on TIBOR or LIBOR.

For information regarding the repayment schedule of our long-term debt and interest rates for long and short-term debt, see Note 14 of “Item 18. Financial Statements.”

We have entered into interest rate swaps and other derivative contracts to manage risk associated with fluctuations in interest rates. For information with respect to derivative financial instruments and hedging, see Note 29 of “Item 18. Financial Statements.”

Deposits

	As of March 31,		Change
	2013	2014	Amount	Percent (%)
	(Millions of yen, except percentage data)
Deposits(3)	¥1,078,587	¥1,206,413	¥127,826	12

(3)	VIEs did not have any deposits as of March 31, 2013 and 2014.

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

Year Ended March 31, 2014 Compared to Year Ended March 31, 2013

Cash and cash equivalents as of March 31, 2014 increased by ¥1,003 million to ¥827,299 million compared to March 31, 2013.

Cash flows provided by operating activities were ¥470,993 million during fiscal 2014, up from ¥391,304 million during fiscal 2013, primarily resulting from an increase in net income, an increase in trade notes and accounts payable, a decrease in trading securities, and a smaller decrease in restricted cash and inventories, each as compared to fiscal 2013. In addition, adjustments were made for non-cash revenue and expense items such as depreciation and amortization and write-downs of securities, and for gains on sales of subsidiaries and affiliates and liquidation losses, net as compared to fiscal 2013.

Cash flows used in investing activities were ¥202,166 million during fiscal 2014, while having provided ¥105,657 million during fiscal 2013. This change was primarily due to increases in acquisitions of subsidiaries, net of cash acquired, installment loans made to customers, purchases of available-for-sale securities and purchases of lease equipment, but partially offset by increases in principal collected on installment loans and proceeds from sales of operating lease assets.

Cash flows used in financing activities were ¥274,579 million during fiscal 2014, decreased from ¥467,193 million during fiscal 2013. This change was primarily due to a decrease in repayment of debt with maturities longer than three months and an increase in deposits due to customers, partially offset by decrease in proceeds from debt with maturities longer than three months.

Year Ended March 31, 2013 Compared to Year Ended March 31, 2012

Cash and cash equivalents as of March 31, 2013 increased by ¥39,404 million to ¥826,296 million compared to March 31, 2012.

Cash flows provided by operating activities were ¥391,304 million in fiscal 2013, up from ¥332,994 million in fiscal 2012, primarily resulting from an increase in net income and a decrease in inventories compared to fiscal 2012, in addition to the non-cash revenue and expense items such as depreciation and amortization, provision for doubtful receivables and probable loan losses, equity in net income of affiliates (excluding interest on loans), write-downs of long-lived assets and write-downs of securities.

Cash flows provided by investing activities were ¥105,657 million in fiscal 2013, up from ¥41,757 million during fiscal 2012. This change was primarily due to an increase in principal collected on installment loans.

Cash flows used in financing activities were ¥467,193 million in fiscal 2013, up from ¥318,477 million during fiscal 2012. This change was primarily due to a decrease in proceeds from debt with maturities longer than three months.

COMMITMENTS FOR CAPITAL EXPENDITURES

As of March 31, 2014, we had commitments for the purchase of equipment to be leased in the amount of ¥20,390 million. For information on commitments, guarantees and contingent liabilities, see Note 33 of “Item 18. Financial Statements.”

OFF-BALANCE SHEET ARRANGEMENTS

USE OF SPECIAL PURPOSE ENTITIES

We periodically securitize lease receivables, loan receivables and other assets. These securitizations allow us to access the capital markets, provide us with alternative sources of funding and diversify our investor base and help us to mitigate, to some extent, credit risk associated with our customers and risk associated with fluctuations in interest rates.

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

Other Financial Transactions

We occasionally enter into loans, equity or other investments in SPEs in connection with finance transactions related to aircraft, ships and real estate, as well as transactions involving investment funds, in addition to real estate purchases and development projects. All transactions involving use of SPE structures are evaluated to determine whether we hold a variable interest that would result in our being defined as the primary beneficiary of the SPE pursuant to ASC 810 (“Consolidation”). When we are considered to own the primary beneficial interest in the SPEs, the SPEs are fully consolidated into our consolidated financial statements. In all other circumstances our loan, equity or other investments are recorded on our consolidated balance sheets as appropriate.

See Note 11 of “Item 18. Financial Statements” for further information concerning our SPEs and the effect of ASC 810 on our results of operations or financial position.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

TREND INFORMATION

See the discussion under “—Results of Operations” and “—Liquidity and Capital Resources.”

COMMITMENTS

The table below sets forth the maturities of guarantees and other commitments as of March 31, 2014.

	Amount of commitment expiration per period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Commitments:
Guarantees	¥441,929	¥83,674	¥88,001	¥104,690	¥165,564
Committed credit lines and other	364,454	77,239	42,367	9,304	235,544

Total commercial commitments	¥806,383	¥160,913	¥130,368	¥113,994	¥401,108

A subsidiary in the United States is authorized to underwrite, originate, fund and service multi-family and senior housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risks or the guarantees to absorb some of the losses when losses arise from the transferred loans. The amount attributable to the guarantee included in the table above is ¥212,150 million as of March 31, 2014.

The subsidiary makes certain representations and warranties in connection with the sale of loans through Fannie Mae, including among others, that: the mortgage meets Fannie Mae requirements; there is a valid lien on the property; the relevant transaction documents are valid and enforceable; and title insurance is maintained on the property. If it is determined that a representation and warranty was breached, the subsidiary may be required to repurchase the related loans or indemnify Fannie Mae for any related losses incurred. The subsidiary had no such repurchase claims during fiscal 31, 2014.

For a discussion of commitments, guarantee and contingent liabilities, see Note 33 of “Item 18. Financial Statements.”

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The table below sets forth the maturities of contractual cash obligations as of March 31, 2014.

	Payments due by period
	Total	Within 1 year	1-3 years	3-5 years	After 5 years
	(Millions of yen)
Contractual cash obligations:
Deposits	¥1,206,413	¥873,365	¥246,252	¥86,796	—
Long-term debt	3,858,874	706,325	1,573,095	1,072,080	507,374
Operating leases	56,145	7,558	13,046	9,892	25,649
Unconditional purchase obligations of lease equipment	20,390	20,289	101	—	—
Unconditional noncancelable contracts for computer systems	5,966	2,931	2,398	512	125
Interest rate swaps:
Notional amount (floating to fixed)	102,181	52,229	30,066	11,067	8,819
Notional amount (fixed to floating)	104,424	—	101,424	3,000	—

Total contractual cash obligations	¥5,354,393	¥1,662,697	¥1,966,382	¥1,183,347	¥541,967

Items excluded from the above table include short-term debt, security deposits, trade notes and accounts payable and policy liabilities. The amounts of such items were ¥309,591 million, ¥158,467 million, ¥443,333 million and ¥454,436 million, respectively, as of March 31, 2014. For information on pension plans and derivatives, see Notes 17 and 29 of “Item 18. Financial Statements.” We expect to fund commitments and contractual obligations from one, some or all of our diversified funding sources depending on the amount to be funded, the time to maturity and other characteristics of the commitments and contractual obligations.

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

In July 2013, Accounting Standards Update 2013-11 (“Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”—ASC 740 (“Income Taxes”)) was issued. This Update requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss carryforward, or similar tax loss or tax credit carryforward, rather than as a liability, with certain exceptions. This Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date, although retrospective application is permitted. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In January 2014, Accounting Standards Update 2014-04 (“Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by Creditors”)) was issued. This Update clarifies when a creditor is considered to have received physical possession resulting from an in substance repossession or foreclosure of residential real estate property collateralizing a consumer mortgage loan. Additionally, this Update requires an entity to disclose the amount of foreclosed residential real estate property and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. This Update is effective for fiscal years, and interim periods within those annual periods beginning after December 15, 2014. The amendments should be applied on either a prospective basis or a modified retrospective basis. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal (or a classification as held for sale) of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This Update requires an entity to present, for each comparative period, the assets and liabilities of discontinued operations separately in the asset and liability sections, respectively, of the statement of financial position. Furthermore, this Update requires additional disclosures about discontinued operations and a disposal of an individually significant component that does not qualify for discontinued operations. The Update is effective prospectively for disposals (or classifications as held for sale) that occur within fiscal years, and interim periods within those annual periods beginning after December 15, 2014. Early adoption is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)) was issued. The core principle of this Update is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply a five-step model to determine when to recognize revenue, and in what amount. The five steps to apply the model are:

•	Identify the contract(s) with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when (or as) the entity satisfies a performance obligation

This Update requires an entity to disclose more information about contracts with customers than under the current disclosure requirements. The Update is effective for fiscal years, and interim periods within those years beginning after December 15, 2016.

Early adoption is prohibited. An entity should apply the amendments in this Update using either a retrospective method or a cumulative-effect method. The entity using the retrospective method may elect some optional expedients to simplify a full retrospective basis. The entity using the cumulative-effect method would recognize the cumulative effect of initially applying this Update as an adjustment to the opening balance of retained earnings or net assets at the date of initial application. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

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

Our management believes these non-GAAP financial measures provide investors with additional meaningful comparisons between our financial condition as of March 31, 2014, as compared to prior periods. Effective April 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which changed the circumstances under which we are required to consolidate certain VIEs. Our adoption of these accounting standards caused a significant increase in our consolidated assets and liabilities and a decrease in our retained earnings without affecting the net cash flow and economic effects of our investments in such consolidated VIEs. Accordingly, our management believes that providing certain financial measures that exclude the impact of consolidating certain VIEs on our assets and liabilities as a supplement to financial information calculated in accordance with U.S. GAAP enhances understanding of the overall picture of our current financial position and enables investors to evaluate our historical financial and business trends without the large balance sheet fluctuation caused by our adoption of these accounting standards.

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

		As of March 31,
		2012		2013		2014
		(Millions of yen, except ratios and percentage data)
Total assets	(a)	¥8,332,830		¥8,439,710		9,069,392
Deduct: Payables under securitized leases, loan receivables and investment in securities*		874,705		679,766		253,827
Adjusted total assets	(b)	7,458,125		7,759,944		8,815,565
Short-term debt	(c)	457,973		420,726		309,591
Long-term debt	(d)	4,267,480		4,061,534		3,858,874
Deduct: Payables under securitized leases, loan receivables and investment in securities*		874,705		679,766		253,827
Adjusted long-term debt	(e)	3,392,775		3,381,768		3,605,047
Long- and short-term debt (excluding deposits)	(f)=(c)+(d)	4,725,453		4,482,260		4,168,465
Adjusted long- and short-term debt (excluding deposits)	(g)=(c)+(e)	3,850,748		3,802,494		3,914,638
ORIX Corporation Shareholders’ equity	(h)	1,380,736		1,643,596		1,918,740
Deduct: The cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010		(19,248)		(16,593)		(5,195)
Adjusted ORIX Corporation Shareholders’ equity	(i)	1,399,984		1,660,189		1,923,935
ORIX Corporation Shareholders’ Equity Ratio	(h)/(a)	16.6%		19.5%		21.2%
Adjusted ORIX Corporation Shareholders’ Equity Ratio	(i)/(b)	18.8%		21.4%		21.8%
D/E ratio	(f)/(h)	3.4	x	2.7	x	2.2	x
Adjusted D/E ratio	(g)/(i)	2.8	x	2.3	x	2.0	x
Long-term debt ratio	(d)/(f)	90%		91%		93%
Adjusted long-term debt ratio	(e)/(g)	88%		89%		92%

*	These deductions represent amounts recorded as liabilities and included in long-term debt on the consolidated balance sheet.

RISK MANAGEMENT

Group-Wide Risk Management System

Risk Management System

ORIX Group monitors and manages the risks relating to the Group businesses through its risk management system. In addition to the Risk Management Headquarters, which primarily monitors risks related to individual transactions, and the Corporate Planning Department, which monitors risks at the corporate level, each business unit has designated staff responsible for managing risks at the business unit level. Risk Management Headquarters, the Corporate Planning Department and individual business units respectively analyze and monitor various risks in collaboration with each other. The results are reported to the Investment and Credit Committee held three times a month, to the Group Executive Officer Committee held on a monthly basis and to the board of directors held on a regular basis for evaluation, and the relevant executive officers, along with the Chief Financial Officer (“CFO”) as the central person responsible for overall risk management, take measures deemed appropriate.

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

Our basic credit evaluation policy focuses on factors such as the adequacy of collateral and guarantees, the liquidation of debt and the concentration of debtors and their respective industries. In the credit evaluation process of each individual transaction, we comprehensively review the customer’s financial soundness, cash flow position, underlying security interests, profitability and other factors.

Moreover, analysis of our portfolio, as well as measures to establish appropriate credit limits, allows us to control exposure to markets with potentially high risks.

We define problem assets to include credit extended to debtors who have petitioned for bankruptcy, civil rehabilitation or other insolvency proceedings, whose bank transactions have been suspended, whose bills have been dishonored, or whose debts have not been collected for three months or more. The relevant business units, in cooperation with the Risk Management Headquarters, take steps to secure collateral or other guarantees and to begin the collection process. The accumulated collection know-how—from sending an initial reminder to actively seizing collateral—is consolidated at the Risk Management Headquarters and is reflected in our credit evaluation criteria for individual transactions and portfolio analysis.

Business Risk Management

We define business risk as uncertainties related to new business areas, potential obsolescence of the products or services we offer or a decline in their quality, and variability in market prices for products or services of the types we offer.

We monitor business plans and operations using scenario analyses and stress tests for uncertainties related to new businesses. The cost of withdrawal from a business is also factored in the business risk evaluation and verification process.

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

We endeavor to reduce the risk related to real estate market price fluctuation by strengthening our cash flow position.

Market Risk Management

We define market risk as the risk of changes in the fair value of assets and liabilities caused by changes in market variables, such as interest rates, exchange rates and stock prices.

We establish Group-wide ALM policies, and we endeavor to comprehensively verify and understand market risks.

Interest rate risk is comprehensively evaluated based on the expected impact of interest rate changes on the periodic profit and loss and on the balance sheet, the assets and liabilities positions, and the funding environment. These analyses are reviewed, as required, depending on the situation.

We generally manage exchange rate risk by using foreign currency loans, foreign exchange contracts, currency swaps and other instruments, to hedge exchange rate volatility in our business transactions in foreign currencies and overseas investments. For unhedged foreign currency-denominated assets, we employ risk monitoring and management procedures including VaR(value at risk) and other metrics.

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

In addition, we monitor the effect on the business of each subsidiary by ascertaining liquidity risk in each subsidiary and in every country in which ORIX operates and take appropriate measures to manage liquidity risk, such as parent-to-subsidiary lending.

ORIX Bank and ORIX Life Insurance are engaged in retail financial activities such as accepting deposits and insurance underwriting and are regulated by Japanese financial authorities. Therefore they are required to manage liquidity risk independently from other ORIX Group companies based on internal regulations formulated according to the relevant regulations.

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

To avoid, prevent and mitigate transactional legal risk in Japan, we generally require that the Risk Management Headquarters and the Group Compliance Department be involved in transactions. In addition to establishing internal rules necessary to observe applicable laws, we implement necessary measures to ensure that we are, and continue to be, in compliance with revisions to laws as they take effect.

For transactional agreements, we have established an approval process involving the Risk Management Headquarters, in accordance with our prescribed internal rules. In addition, depending on the size and importance of a given transaction, we might also consult external legal advisors. To ensure that proper legal procedures are followed in connection with legal disputes and litigation, we require that the Group Compliance Department and the Risk Management Headquarters be involved in the management of such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties.

To prevent the violation of intellectual property rights, Group Administration Department conducts the monitoring and takes necessary measures promptly upon detection of any violations.

Overseas, each Group company works to avoid, prevent and mitigate risks by utilizing in-house legal functions and, when necessary, by engaging outside lawyers and other advisers.

Operational Risk Management

We define operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events.

Each department within the Group conducts monitoring activities in accordance with its self-examination program, which incorporates material risks considered at the Group level. The Group Internal Audit Department monitors and focuses on the material risks based on an annual internal audit plan. Through these monitoring activities, we endeavor to minimize operational risk exposure and strive for reinforcement in this risk management area.

To raise awareness of compliance issues among executives and employees, the Group Compliance Department supports the self-examination system, and has produced a compliance manual and distributed it to all executives and employees in the Group.

ORIX Computer Systems Corporation works to reduce operational risk through the maintenance and operational administration of internal systems.

We have established internal rules to manage risks associated with natural disasters, which are designed to protect management resources and minimize losses, while giving priority to the safety of our executives and employees.

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

Credit risk is emphasized for the companies for which we are raising corporate value due to the focus on cash flow. We also monitor market risk as time for collection nears, measuring corporate value by referencing the corporate values of similar business types. The frequency of monitoring may increase based on changes in the business environment, and we simultaneously verify the adequacy of investment scenarios and take necessary action. Furthermore, we work to enhance the management of investments in investees that have a significant impact on the profitability of ORIX Group through such measures as the dispatch of management personnel.

In the servicer business, we seek to reduce credit and operational risks by conducting periodic internal auditing and monitoring and by implementing a business operation based on work procedures in accordance with applicable guidance from regulatory authorities. We also aim to strengthen our legal and regulatory compliance and, to this end, have appointed an outside lawyer as a director who also oversees our legal and compliance departments as the head of OAMLS’s Legal and Compliance Department to respond to potential legal issues.

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

Before underwriting insurance contracts, ORIX Life Insurance works to ensure the hiring of sufficient staff and cultivates expert staff with specialized know-how for the rigorous assessment of health condition declarations and medical examination reports, in combination with steps to check the status of insurance solicitation, to prevent the underwriting of fraudulent contracts. ORIX Life Insurance also educates and instructs representative branch staff and agents to enhance compliance with applicable laws and regulations regarding the privacy of personal information as well as sales practices.

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

Risk management in the principal investment business and the automobile-related business, which are mainly in Asia, is conducted in a similar manner as those in the domestic business segments.

We monitor market environments and the overall business environment for the business risk for the ship and aircraft-related business. We generally limit our operating leases to ships and aircraft with high versatility that are comparatively easy to re-lease, and evaluate sales such equipment depending on changes in market conditions.

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

For business risk in the advisory business and the asset management business, in addition to monitoring to maintain satisfactory quality levels, we review products and services in response to changes in the business environment and evolving customer needs to constantly improve quality.

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

ORIX’s corporate governance system is characterized by:

•	separation of operation and oversight through a “Company with Committees” board model;

•	The Audit Committee is formed entirely by outside directors. Both Nominating and Compensation Committees are comprised of 6 members, of which 5 members are outside directors;

•	all outside directors satisfy strict conditions for independence; and

•	outside directors highly qualified in their respective fields.

Reason to adopt ORIX’s Corporate Governance System and history of the system

We believe that swift execution of operations is vital to effectively respond to changes in the business environment. Furthermore, we believe that ORIX’s governance system promotes improved management transparency by creating a system in which outside directors with expertise in their respective fields monitor and advise on legal compliance and appropriate execution of operations.

ORIX adopted the “Company with Committees” board model in June 2003 followed by the new “Company with Committees” board model in line with the enactment of the Companies Act of Japan in May 2006, as outlined below, with the aim of further enhancing management and operational oversight and to accelerate management decision-making and operations.

Furthermore, oversight by directors is separated from the execution of operations with the three committees (Nominating, Audit and Compensation Committees) that form the heart of the board of directors. The Audit Committee is formed entirely by outside directors, and the Nominating and Compensation Committees are each comprised of 6 members, of which 5 members are outside directors to help avoid conflicts of interest with our shareholders.

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

From April 1, 2013 through March 31, 2014, the board of directors met eight times. The attendance rate of directors for these meetings was 99%.

The board of directors as of June 26, 2014 includes 13 members, six of whom are outside directors.

Structure and Activities of the Three Committees

The members of each committee along with the number of committee meetings and attendance rates are shown below.

	Nominating Committee	Audit Committee	Compensation Committee
Members as of June 26, 2014	6 Members (Outside Directors: 5) Takeshi Sasaki (Chairman) Robert Feldman Takeshi Niinami Nobuaki Usui Ryuji Yasuda Hideaki Takahashi	4 Members (Outside Directors: 4) Eiko Tsujiyama (Chairwoman) Takeshi Sasaki Nobuaki Usui Ryuji Yasuda	6 Members (Outside Directors: 5) Robert Feldman (Chairman) Takeshi Sasaki Eiko Tsujiyama Takeshi Niinami Ryuji Yasuda Hideaki Takahashi
Number of meetings held during fiscal 2014 (Attendance rate)	Four (4) meetings (90%)	Nine (9) meetings (100%)	Four (4) meetings (90%)

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

A “principal trading partner” refers to an entity with a business connection with ORIX Group with a transaction amount equivalent to more than the greater of 2% of consolidated total revenues, or US$ 1,000,000 in any fiscal year of the previous three years.

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

Audit Committee

The Audit Committee monitors the operational execution of the directors and executives and prepares audit reports. In addition, the Audit Committee proposes the appointment or dismissal, or the passage of resolutions refusing the reappointment of the Company’s independent certified public accountants to the annual general meeting of shareholders. The Audit Committee Secretariat (three people) was established to provide advice to the Audit Committee regarding the execution of its duties. Eiko Tsujiyama, chairwoman of the Audit Committee, is qualified as a certified public accountant and has extensive knowledge in finance and accounting as a professional accountant.

The Audit Committee engages independent certified public accountants and the responsible person in corporate audit and internal control-related departments who will report to the Audit Committee, and it evaluates the Company’s internal controls through the following processes and procedures:

•	The Audit Committee reviews and discusses based on the reports that it receives from the independent certified public accountants regarding whether there are any material items relating to the audit.

•

The Audit Committee reviews the report related to the results of the audit and items indicated for improvement that has been prepared by the executive officer responsible for Group Internal Audit Department. The Audit Committee approves the Group Internal Audit Department’s annual audit plan. The Group Internal Audit Department agrees to fully support any inspection request the Audit Committee may issue.

•	The Audit Committee engages in discussions on material risk control, after it receives explanations from the heads of internal control related department.

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

The Compensation Committee sets the following “Policy of Determining Compensation of Directors and Executive Officers.”

Policy of Determining Compensation of Directors and Executive Officers

Our business objective is to increase shareholder value over the medium and long term. We believe in each director and executive officer responsibly performing his or her duties and in the importance of cooperation among different business units in order to achieve continued growth of ORIX Group. The Compensation Committee believes that in order to accomplish such business objectives, directors and executive officers should place emphasis not only on performance during the current fiscal year, but also on medium- and long-term results. Accordingly, under the basic policy that compensation should provide effective incentives, we take such factors into account when making decisions regarding the compensation system and compensation levels for our directors and executive officers. Taking into consideration this basic policy, we have established separate policies for the compensation of directors and that of executive officers in accordance with their respective roles.

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

AUDITOR INDEPENDENCE

ORIX Group must appoint independent certified public accountants, who have the statutory duty of examining the nonconsolidated financial statements prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). The independent certified public accountants must present an auditor’s report to the Audit Committee and the executive officers specified by the board of directors. The independent certified public accountants are also responsible for auditing financial statements that are submitted to the Kanto Local Finance Bureau of the Ministry of Finance (“Kanto Local Finance Bureau”). The board of directors is required to submit the audited consolidated and nonconsolidated financial information to the annual general meeting of shareholders, and this information is also required to be submitted to the Tokyo Stock Exchange and the Kanto Local Finance Bureau.

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

In the opinion of management, the provision of non-audit services did not impair the independence of KPMG AZSA LLC.

DIRECTORS

The directors of ORIX as of June 26, 2014 are as follows:

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 26, 2014
Makoto Inoue (Oct. 2, 1952)	Director, Representative Executive Officer, President and Chief Executive Officer	Apr. 1975	Joined ORIX	46,329
		Jan. 2003	Deputy Head of Investment Banking Headquarters
		Feb. 2005	Executive Officer
		Jan. 2006	Corporate Senior Vice President
		Jun. 2009	Corporate Executive Vice President
		Jun. 2010	Director Deputy President
		Oct. 2010	Responsible for Investment Banking Headquarters
		Jan. 2011	Representative Executive Officer, President and Chief Operating Officer
		Jan. 2014	Co-Chief Executive Officer
		Jun. 2014	Chief Executive Officer

Haruyuki Urata (Nov. 8, 1954)	Director, Representative Executive Officer, Deputy President and Chief Financial Officer Responsible for Corporate Planning Department Responsible for Corporate Communications Department	Apr. 1977 Feb. 2004	Joined ORIX Deputy Head of Risk Management Headquarters	39,560
		Feb. 2005	Executive Officer
		Aug. 2006	Corporate Senior Vice President
		Jun. 2007	Director
		Jan. 2008	Deputy President
		Jan. 2009	Chief Financial Officer
		Jun. 2009	Head of Financial Control Headquarters
		Nov. 2009	Responsible for Corporate Communications Department
		Jun. 2010	Responsible for Corporate Planning Department
		Jan. 2011	Representative Executive Officer
		Jan. 2014	Responsible for Corporate Planning Department
Responsible for Corporate Communications Department

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 26, 2014
Tamio Umaki (Jan. 16, 1948)	Director, Deputy President and Chief Information Officer Head of Human Resources and Corporate Administration Headquarters Responsible for Secretarial Office	Apr. 1972	Joined ORIX	34,964
		Mar. 1999	Head of Tohoku Area
		Jun. 1999	Executive Officer
		Jan. 2002	Group Executive
		Jan. 2007	Group Senior Vice President
		Oct. 2008	Corporate Senior Vice President Chief Information Officer
		Jan. 2009	Head of Human Resources and Corporate Administration Headquarters
		Jun. 2010	Corporate Executive Vice President
		Jun. 2011	Director
		Jun. 2013	Deputy President
		Sep. 2013	Responsible for Group Legal and Compliance Department Responsible for Group Internal Audit Department
		Oct. 2013	Responsible for Group Compliance Department
		Jan. 2014	Responsible for Secretarial Office

Kazuo Kojima (Jul. 5, 1956)	Director, Corporate Executive Vice President Responsible for Investment and Operation Headquarters Responsible for Energy and Eco Services Business Headquarters Head of Global Business and Alternative Investment Headquarters Outside Director, Ubiteq, INC.	Apr. 1980	Joined ORIX	31,820
		Apr. 2003	Deputy Head of Real Estate Finance Headquarters
		Feb. 2005	Executive Officer
		Jan. 2007	Corporate Senior Vice President
		Jan. 2008	Corporate Executive Vice President
		Jun. 2008	Director
		Jan. 2010	Head of Domestic Sales Headquarters
		Sep. 2012	Responsible for Investment and Operation Headquarters
		Sep. 2013	Outside Director, Ubiteq, INC.
		Jan. 2014	Responsible for Energy and Eco Services Business Headquarters Head of Global Business and Alternative Investment Headquarters

Yoshiyuki Yamaya	Director,	Apr. 1980	Joined ORIX	25,800
(Oct. 20, 1956)	Corporate Executive Vice President	Apr. 2001	General Manager of Office of the President
	Special Advisor to CEO	Feb. 2005	Group Executive
	Responsible for Group	Aug. 2006	Executive Officer
	Retail Business	Jan. 2008	Group Senior Vice President
	Responsible for Retail	Jan. 2009	Corporate Senior Vice President
	Business Planning Office President, ORIX Credit	Jun. 2009	Director Corporate Executive Vice President

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 26, 2014
		Jan. 2014	Responsible for Special Investments Group Responsible for Finance Department
		Jun. 2014	Special Advisor to CEO Responsible for Group Retail Business Responsible for Retail Business Planning Office President, ORIX Credit

Katsunobu Kamei	Director,	Apr. 1980	Joined ORIX	15,433
(Jul. 8, 1957)	Corporate Executive Vice President Head of Domestic Sales Headquarters President, ORIX Auto Corporation	Feb. 2005	Deputy Head of Kinki Sales Headquarters
		Jan. 2008	Executive Officer
		Jan. 2010	Domestic Sales Headquarters: Head of Kinki Sales
		Jan. 2011	Group Senior Vice President President, ORIX Auto Corporation
		Jun. 2014	Director Corporate Executive Vice President Head of Domestic Sales Headquarters

Hideaki Takahashi	Non-Executive Director,	Aug. 1974	Joined NCR Corporation	0
(Mar. 22, 1948)	Special Advisor to CEO Professor, Graduate School of Media and Governance at Keio University Outside Director, Fukuoka Financial Group, Inc.	Mar. 1992	Deputy President and Representative Director, NCR Japan, Ltd.
		Dec. 1997	Senior Deputy President, NCR Corporation, Chairman and Representative Director, NCR Japan, Ltd.
		Mar. 2000	Deputy President and Representative Director, Fuji Xerox Co., Ltd.
		Jan. 2006	Professor, Graduate School of Media and Governance at Keio University
		Nov. 2006	Part-time Advisor, ORIX
		Apr. 2007	Outside Director, Fukuoka Financial Group, Inc.
		Jun. 2014	Non-Executive Director, ORIX Special Advisor to CEO

Takeshi Sasaki (Jul. 15, 1942)	Outside Director Outside Director, East Japan Railway Company	Apr. 1968	Assistant Professor, School of Law at the University of Tokyo	0
		Nov. 1978	Professor, School of Law at the University of Tokyo
		Apr. 1991	Professor, Graduate Schools of Law and Politics at the University of Tokyo
		Apr. 1998	Dean, Graduate Schools of Law and Politics and School of Law at the University of Tokyo
		Apr. 2001	President, the University of Tokyo

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 26, 2014
		Jun. 2003	Chairman, The Japan Association (currently, incorporated) of National Universities
		Apr. 2005	Professor, Faculty of Law, Department of Politics at Gakushuin University
		Jul. 2005	Advisor, ORIX
		Jun. 2006	Outside Director, ORIX Outside Director, East Japan Railway Co.

Eiko Tsujiyama	Outside Director	Apr. 1974	Certified Public Accountant	0
(Dec. 11, 1947)	Professor, Faculty of Commerce at Waseda University	Aug. 1980	Assistant Professor, College of Humanities at Ibaraki University
		Apr. 1985	Assistant Professor, School of Economics at Musashi University
	Corporate Auditor, Mitsubishi Corporation Corporate Auditor, Lawson, Inc.	Apr. 1991	Professor, School of Economics at Musashi University
		Apr. 1996	Dean, School of Economics at Musashi University
	Audit & Supervisory Board Member, NTT DOCOMO, Inc.	Apr. 2003	Professor, School of Commerce and the Graduate School of Commerce at Waseda University
	Audit & Supervisory Board Member, Shiseido Company, Limited	Sep. 2004	Professor, Faculty of Commerce at Waseda University
		Jun. 2008	Corporate Auditor, Mitsubishi Corporation
		Jun. 2010	Outside Director, ORIX
		Sep. 2010	Dean, Graduate School of Commerce at Waseda University
		May 2011	Corporate Auditor, Lawson, Inc.
		Jun. 2011	Audit & Supervisory Board Member, NTT DOCOMO, Inc.
		Jun. 2012	Audit & Supervisory Board Member, Shiseido Company, Limited

Robert Feldman (Jun. 12, 1953)	Outside Director Managing Director and Chief Economist, Morgan Stanley MUFG Securities Co., Ltd.	Oct. 1983	Economist, International Monetary Fund	0
		May 1989	Chief Economist, Salomon Brothers Inc. (currently Citigroup Global Markets Japan Inc.)
		Feb. 1998	Joined Morgan Stanley Securities, Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.) as Managing Director and Chief Economist Japan

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 26, 2014
		Apr. 2003	Managing Director, Co-Director of Japan Research and Chief Economist, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Dec. 2007	Managing Director and Head of Japan Economic Research, Morgan Stanley Japan Securities Co., Ltd. (currently Morgan Stanley MUFG Securities Co., Ltd.)
		Jun. 2010	Outside Director, ORIX
		Jul. 2012	Managing Director, Chief Economist and Head of Fixed Income Research, Morgan Stanley MUFG Securities Co., Ltd.
		Mar. 2014	Managing Director and Chief Economist, Morgan Stanley MUFG Securities Co., Ltd.

Takeshi Niinami (Jan. 30, 1959)	Outside Director Chairman and Member of the Board, Lawson, Inc. Outside Director, ACCESS, Co., Ltd.	Jun. 1995	President, Sodex Corporation (currently LEOC Co., Ltd.)	0
		Apr. 2001	Unit Manager, Lawson Business and Mitsubishi’s Dining Logistical Planning team, Consumer Industry division, Mitsubishi Corporation
		May 2002	President, Representative Director and Executive Officer, Lawson, Inc.
		Mar. 2005	President, Representative Director and CEO, Lawson, Inc
		Apr. 2006	Outside Director, ACCESS Co., Ltd.
		Jun. 2010 May 2013	Outside Director, ORIX Representative Director and CEO, Lawson, Inc.
		May 2014	Chairman and Representative Director, Lawson, Inc.
Chairman and Member of the Board, Lawson, Inc.

Nobuaki Usui (Jan. 1, 1941)	Outside Director Corporate Auditor, KONAMI CORPORATION	May 1995	Director-General of the Tax Bureau, Ministry of Finance	0
		Jan. 1998	Commissioner, National Tax Agency
		Jul. 1999	Administrative Vice Minister, Ministry of Finance
		Jan. 2003	Governor and CEO, National Life Finance Corporation (currently Japan Finance Corporation)
		Dec. 2008	Chairman, The Japan Research Institute, Limited
		Jun. 2011	Corporate Auditor of KONAMI CORPORATION
		Jun. 2012	Outside Director, ORIX

Name (Date of birth)	Current positions and principal outside positions(1)	Business experience		Shareholdings as of June 26, 2014
Ryuji Yasuda (Apr. 28, 1946)	Outside Director Professor, Graduate School of International Corporate Strategy at Hitotsubashi University Outside Director, Daiwa Securities Group Inc. Outside Director, Fukuoka Financial Group, Inc. Outside Director, Yakult Honsha Co., Ltd.	Jun. 1991	Director, McKinsey & Company	0
		Jun. 1996	Chairman, A.T. Kearney, Asia
		Jun. 2003	Chairman, J-Will Partners, Co., Ltd. Outside Director, Daiwa Securities Group Inc.
		Apr. 2004	Professor, Graduate School of International Corporate Strategy at Hitotsubashi University
		Apr. 2007	Outside Director, Fukuoka Financial Group, Inc.
		Jun. 2009	Outside Director, Yakult Honsha Co., Ltd.
		Jun. 2013	Outside Director, ORIX

Note:	All ORIX directors are engaged full-time except Hideaki Takahashi, Takeshi Sasaki, Eiko Tsujiyama, Robert Feldman, Takeshi Niinami, Nobuaki Usui and Ryuji Yasuda.

EXECUTIVE OFFICERS

Under the “Company with Committees” board model, and within the scope of laws and ordinances, corporate decisions reached at the board of directors meeting are delegated to the executive officers to accelerate and achieve efficiency of the operation. The representative executive officer makes our important business execution decisions after deliberations by the Investment and Credit Committee (“ICC”) in accordance with the various regulations of the Company. The business execution duties of executive officers are decided by the board of directors and the representative executive officer and these duties are carried out based upon the various regulations of the Company. Group executives are appointed by the board of directors from among directors and executive officers of Group companies.

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

Group Executive Officer Committee

The Meetings of the Group Executive Officer Committee, in which executive officers and group executives of the Company participate, are held on a monthly basis to share important information related to the business execution of ORIX Group.

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

Information Technology Management Committee

The Information Technology Management Committee includes members of the top management and the executive officer in charge of information technology (“IT”) systems, and meets once a month to deliberate and approve important matters concerning fundamental policies for IT operations and IT systems. The committee determines the needs of and priorities for IT investment based on ORIX Group’s fundamental IT strategies. This method enables ORIX to ensure that IT decisions are consistent with its business strategies. Furthermore, this enables ORIX to pursue its goal of making IT investments that contribute to business growth and help reduce risk.

Disclosure Committee

The Disclosure Committee, which plays a key role in our disclosure control, is chaired by the CFO and consists of the executive officers in charge of various departments, including: Treasury Headquarters, Accounting Headquarters, Risk Management Headquarters, Group Compliance Department, Human Resources and Corporate Administration Headquarters, Corporate Planning Department and Corporate Communications Department. Upon receiving material information from an executive officer of ORIX Group or the person in charge of an ORIX Group company department, the committee discusses whether or not any timely disclosure is necessary, and takes steps to provide appropriate disclosure of such information.

The executive officers of the ORIX Group as of June 26, 2014, excluding those who are also directors as listed above are as follows:

Name	Title	Areas of duties	Shareholdings as of June 26, 2014
Hiroaki Nishina	Vice Chairman	Group Kansai Representative Responsible for Group Real Estate Business Chairman, ORIX Real Estate Corporation President, ORIX Baseball Club Co., Ltd.	43,842
Shintaro Agata	Corporate Executive Vice President	Treasury Headquarters	40,900
Yuki Ohshima	Corporate Executive Vice President	East Asia Business Headquarters	40,500
Eiji Mitani	Corporate Senior Vice President	Domestic Sales Headquarters: Head of Kinki Sales Group Kansai Deputy Representative	13,100
Takao Kato	Corporate Senior Vice President	Accounting Headquarters President, ORIX Management Information Center Corporation	12,661
Kazutaka Shimoura	Corporate Senior Vice President	Risk Management Headquarters	5,405

Name	Title	Areas of duties	Shareholdings as of June 26, 2014
Yuichi Nishigori	Corporate Senior Vice President	Energy and Eco Services Business Headquarters	11,964
Hideto Nishitani	Corporate Senior Vice President	Chairman, ORIX USA Corporation	20,807
Yasuyuki Ijiri	Executive Officer	Domestic Sales Headquarters: Head of District Sales	19,927
Shigeki Seki	Executive Officer	Human Resources and Corporate Administration Headquarters	18,903
Satoru Katahira	Executive Officer	Domestic Sales Headquarters: Head of OQL Business Headquarters, Regional Business, Administration Center and Call Center IT Planning Office	13,485
Tetsuro Masuko	Executive Officer	Real Estate Headquarters Special Investments Group Finance Department President, ORIX Real Estate Corporation	23,655
Shuji Irie	Executive Officer	Investment and Operation Headquarters	538
Satoru Matsuzaki	Executive Officer	Domestic Sales Headquarters: Head of Tokyo Sales and Head of New Business Development	6,138
Tsukasa Kimura	Executive Officer	Energy and Eco Services Business Headquarters	6,391
Hiroshi Nishio	Executive Officer	Global Business and Alternative Investment Headquarters	266
Masaaki Kawano	Executive Officer	Robeco Groep N.V.	1,679
Hiroko Yamashina	Executive Officer	Group Compliance Department Group Internal Audit Department	32,700
Ryuhei Sakamoto	Executive Officer	Treasury Headquarters	7,636
Masatoshi Kemmochi	Group Senior Vice President	Vice Chairman, ORIX Real Estate Corporation	19,748

Note:	Name on the family register of Hiroko Yamashina is Hiroko Arai.

EMPLOYEES

As of March 31, 2014, we had 25,977 full-time employees, compared to 19,043 as of March 31, 2013 and 17,488 as of March 31, 2012. We employ 2,317 staff in the Corporate Financial Services segment, 2,670 staff in the Maintenance Leasing segment, 4,277 staff in the Real Estate segment, 7,482 staff in the Investment and Operation segment, 1,629 staff in the Retail segment, 6,414 staff in the Overseas Business segment and 1,188 staff as part of our headquarters function as of March 31, 2014. With the exception of the Overseas

Business segment, all other staff are located in Japan. As of March 31, 2014, we had 18,411 temporary employees. Some of our employees are represented by a union. We consider our labor relations to be excellent.

The mandatory retirement age for our employees is 65, but for our subsidiaries and affiliates the retirement age varies. ORIX and major domestic subsidiaries introduced a system for retirement at age 65 from April 2014. By implementing the system alongside the current re-employment system at retirement age, the system will allow employees to choose how they will work from age 60 according to their lifestyles. In April 2010, ORIX introduced an early voluntary retirement program that is available to ORIX employees who are at least 45 years old. Employees who take advantage of this program receive their accrued retirement package plus an incentive premium.

ORIX and some of its subsidiaries have established contributory and noncontributory funded pension plans covering substantially all of their employees. The contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump sum payments at the time of termination of their employment or, if enrollment period requirements have been met, to pension payments. Defined benefit pension plans consist of a cash balance plan and a plan in which the amount of the payments are determined on the basis of length of service and remuneration at the time of termination. Our funding policy in respect of these plans is to contribute annually the amounts actuarially determined to be required. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities. In July 2004, ORIX introduced a defined contribution pension program. In November 2004, we received permission from the Japanese Ministry of Health, Labor and Welfare to transfer the substitutional portion of benefit obligation from our employer pension fund to the government and these assets were transferred back to the government in March 2005. Total costs (termination or pension plans for both employees and directors and corporate auditors) charged to income for all benefit plans (including defined benefit plans) were ¥4,614 million, ¥4,952 million and ¥6,478 million in fiscal 2012, 2013 and 2014, respectively.

SHARE OWNERSHIP

As of June 26, 2014, the directors, executive officers and group executives of the Company directly held an aggregate of 534,151Shares, representing 0.04% of the total Shares issued as of such date.

COMPENSATION

To ensure greater management transparency, we established the executive nomination and compensation committee in June 1999. Its functions included recommending executive remuneration. With the adoption of a “Company with Committees” board model in June 2003, the committee was replaced with separate Nominating and Compensation Committees. For discussion of these committees, see “Item 6—Directors, Senior Management and Employees—Nominating Committee” and “—Compensation Committee.”

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

Compensation for directors, executive officers and group executives in fiscal 2014 was as follows (in millions of yen);

	Fixed compensation (Number of people)	Compensation linked to the performance (Number of people)	Share component of compensation (Number of people)	Total compensation
Outside Director	68	—	—	68
	(7)	(—)	(—)
Executive Officer and Group Executive	968	282	48	1,298
	(28)	(28)	(1)
Total	1,036	282	48	1,367
	(35)	(28)	(1)

In June 2005, we introduced a share component of compensation. The total number of points granted to directors, executive officers and group executives for fiscal 2014 is equivalent to 399,000 points. Under this system, ¥127 million, which is equivalent to 93,250 points accumulated up to the time of retirement, was paid to executive officers and group executive who retired during fiscal 2014. As a result, the balance to directors, executive officers and group executives as of March 31, 2014 was 2,043,542 points.

Compensation for Yoshihiko Miyauchi, Senior Chairman of ORIX(formerly Representative Executive Officer, Chairman and Chief Executive Officer of ORIX), for fiscal 2014 was ¥165 million in fixed compensation and ¥48 million in compensation linked to the performance of the Company. Compensation for Makoto Inoue, Representative Executive Officer, President and Chief Executive Officer of ORIX, for fiscal 2014 was ¥91 million in fixed compensation and ¥36 million in compensation linked to the performance of the Company.

In addition, in June 2005 we established guidelines for ownership of our shares for directors, executive officers and group executives.

There are no service contracts between any of our directors, executive officers or group executives and the Company or any of its subsidiaries providing for benefits upon termination of employment.

The following table shows the names of directors, executive officers and group executives who received stock options, and the numbers of Shares for which they were granted options, under the stock option plans for each year from 2004 to 2008. No stock options were granted for each year from 2009 to 2014. Each unit of the Shares has one vote. We have not issued any preferred shares.

Titles for each individual as of June 26, 2014, unless otherwise described, are as follows:

Name	Title	2004–2008 stock option plans
Makoto Inoue	Director, President and Chief Executive Officer	68,000
Haruyuki Urata	Director, Deputy President and Chief Financial Officer	80,000
Tamio Umaki	Director, Deputy President	59,000
Kazuo Kojima	Director, Corporate Executive Vice President	77,000
Yoshiyuki Yamaya	Director, Corporate Executive Vice President	73,000
Katsunobu Kamei	Director, Corporate Executive Vice President	37,000
Hideaki Takahashi	Non-Executive Director	0
Takeshi Sasaki	Outside Director	12,000
Eiko Tsujiyama	Outside Director	0
Robert Feldman	Outside Director	0
Takeshi Niinami	Outside Director	0

Name	Title	2004–2008 stock option plans
Nobuaki Usui	Outside Director	0
Ryuji Yasuda	Outside Director	0
Hiroaki Nishina	Vice Chairman	180,000
Shintaro Agata	Corporate Executive Vice President	111,000
Yuki Ohshima	Corporate Executive Vice President	68,000
Eiji Mitani	Corporate Senior Vice President	106,000
Takao Kato	Corporate Senior Vice President	25,400
Kazutaka Shimoura	Corporate Senior Vice President	19,800
Yuichi Nishigori	Corporate Senior Vice President	22,400
Hideto Nishitani	Corporate Senior Vice President	15,200
Yasuyuki Ijiri	Executive Officer	25,800
Shigeki Seki	Executive Officer	17,200
Satoru Katahira	Executive Officer	20,000
Tetsuro Masuko	Executive Officer	13,600
Shuji Irie	Executive Officer	0
Satoru Matsuzaki	Executive Officer	13,600
Tsukasa Kimura	Executive Officer	23,800
Hiroshi Nishio	Executive Officer	9,200
Masaaki Kawano	Executive Officer	9,200
Hiroko Yamashina	Executive Officer	13,600
Ryuhei Sakamoto	Executive Officer	10,400
Masatoshi Kemmochi	Group Senior Vice President	40,000

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

Our shareholders approved stock option plans at the annual general meetings of shareholders in the years from 1997 to 2000 inclusive, under which Shares were purchased from the open market and were held by ORIX for transfer to directors and executive officers and some employees of ORIX upon the exercise of their options. Shareholders also approved a stock subscription rights plan in 2001 and stock acquisition rights plans from 2002 to 2005. From 2006 to 2008, the Compensation Committee approved stock acquisition rights plans for our directors and executive officers, and shareholders approved similar plans for certain ORIX employees, as well as directors, executives and certain employees of our subsidiaries and affiliates. From 2009 to 2014, no stock option plans were adopted for our directors, executive officers, employees, or those of our subsidiaries and affiliates.

Options granted under stock option plans generally expire one year after the termination of the option holder’s service with ORIX Group.

An outline of the stock option plans authorized since 2004 is as follows:

	Shares granted	Exercise price per Share	Option expiration date
2004 Stock Acquisition Rights Plan	5,289,000	¥1,172	June 23, 2014
2005 Stock Acquisition Rights Plan	4,774,000	¥1,891	June 21, 2015
2006 Stock Acquisition Rights Plan	1,942,000	¥2,962	June 20, 2016
2007 Stock Acquisition Rights Plan	1,449,800	¥3,101	June 22, 2017
2008 Stock Acquisition Rights Plan	1,479,000	¥1,689	June 24, 2018

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

The following table shows our major shareholders registered on our Register of Shareholders as of March 31, 2014.

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The numbers of issued shares and the numbers of shares held described herein have been retrospectively adjusted to reflect the stock split. As a result of the stock split, the ratio of underlying shares to ADSs changed from 0.5 underlying shares per 1 ADS to 5 underlying shares per 1 ADS.

Each unit of Shares (1 unit = 100 Shares) has one vote, and none of our major shareholders have different voting rights. We do not issue preferred shares.

Name	Number of Shares held	Percentage of Issued shares
	(Thousands)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	107,429	8.12
The Master Trust Bank of Japan, Ltd. (Trust Account)	85,020	6.42
JP Morgan Chase Bank 380072	56,369	4.26
The Chase Manhattan Bank 385036	36,589	2.76
State Street Bank and Trust Company	33,110	2.50
Japan Trustee Services Bank, Ltd. (Trust Account 9)	24,208	1.83
State Street Bank and Trust Company 505225	22,644	1.71
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	18,785	1.42
The Bank of New York Mellon SA/NV 10	16,517	1.24
CITIBANK, N.A. -N.Y, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	16,192	1.22

ORIX is not directly or indirectly owned or controlled by any corporations, by any foreign government or by any natural or legal persons severally or jointly. As of March 31, 2014, the percentage of issued Shares held by overseas corporations and individuals was 64.06%. On March 31, 2014, approximately 3,238,401 ADSs were outstanding (equivalent to 16,192,005 or approximately 1.22% of ORIX’s issued Shares as of that date). As of March 31, 2014, all our ADSs were held by two record holders in the United States.

In May 2014, we received a copies of a filings made by Capital Group to the Kanto Local Finance Bureau on May 9 and 13, 2014 indicating that Capital Group, primarily through Capital Research and Management Company, held 82,985,530 Shares, representing 6.36% of ORIX’s outstanding Shares, as part of Capital Group’s assets under management.

In February 2014, we received a copy of a filing made by Mizuho Financial Group to the Kanto Local Finance Bureau on February 21, 2014 indicating that Mizuho Financial Group, primarily through Mizuho Trust & Banking Co., Ltd., held 30,387,795 Shares, representing 2.32% of ORIX’s outstanding Shares, as part of Mizuho Financial Group’s assets under management.

In December 2013, we received a copy of a filing made by JPMorgan Group to the Kanto Local Finance Bureau on December 20, 2013 indicating that JP Morgan Group, primarily through JP Morgan Asset Management (Japan) Limited, held 68,417,463 Shares, representing 5.27% of ORIX’s outstanding Shares, as part of JP Morgan Group’s assets under management.

In December 2013, we received a copy of a filing made by Fidelity Group to the Kanto Local Finance Bureau on December 20, 2013 indicating that FIL Investments (Japan) Limited and FMR LCC held 38,656,200 Shares and 74,342,860 Shares respectively, representing 2.98% and 5.73% of ORIX’s outstanding Shares, as part of Fidelity Group’s assets under management.

In September 2013, we received a copy of a filing made by Nomura Group to the Kanto Local Finance Bureau on September 5, 2013 indicating that Nomura Group, primarily through Nomura Asset Management Co., Ltd., held 62,602,122 Shares, representing 4.88% of ORIX’s outstanding Shares, as part of Nomura Group’s assets under management.

RELATED PARTY TRANSACTIONS

To our knowledge, no person beneficially owns 5% or more of any class of the Shares that might give that person significant influence over us. In addition, we are not directly or indirectly owned or controlled by, or under common control with, any enterprise.

We may enter into transactions with the Fidelity Group, the Capital Group the Nomura Group, the Sumitomo Mitsui Trust Holdings, the JP Morgan Group or other shareholders or potential large investors in the ordinary course of our business. We may also enter into transactions in the ordinary course of our business with certain key management personnel or with certain companies over which we, or our key management personnel, may have a significant influence. Our business relationships with these companies and individuals cover many of the financial services we provide our clients generally. We believe that we conduct our business with these companies and individuals in the normal course and on terms equivalent to those that would exist if they did not have equity holdings in us, if they were not our key management personnel, or if we or our key management personnel did not have significant influence over them, as the case may be. None of these transactions is or was material to us or, to our knowledge, to the other party.

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

There are no outstanding loans (including guarantees of any kind) made by us or any of our subsidiaries to or for the benefit of any of the persons listed in clauses (i) through (v) in the foregoing paragraph other than those listed in the table below. Certain of our affiliates may fall within the meaning of a related party under clauses (i) or (ii) of the foregoing paragraph. The amount of outstanding loans (including guarantees of any kind) made by us to or for the benefit of all our affiliates, including those which may fall within the meaning of a related party, totaled ¥9,374 million as of March 31, 2014 and did not exceed ¥10,000 million at any time during fiscal 2014.

Each of these loans was made in the ordinary course of business. The following table describes, for each related party borrower, the applicable interest rate (or range of interest rates), the largest aggregate amount outstanding during fiscal 2014 and the aggregate amount outstanding as of March 31, 2014.

Related Party	The largest aggregate amount outstanding during fiscal 2014	Aggregate amount outstanding as of March 31, 2014	Interest rate
	(Millions of yen)		(%)
Flexible Energy Service Co., Ltd.	¥43	¥35	6.0
Plaza Sunroute Co	1,433	1,288	3.5
ORIX JREIT Inc.	3,500	3,500	0.7 – 0.9
Yamaguchi Leasing Corporation*	377	377	1.1
SHIGAGIN LEASE CAPITAL CO., LTD.	1,126	1,126	0.7 – 1.0
Torigin Leasing Corporation	279	279	1.0 – 1.2
TOMONY Lease, Inc.	300	300	1.0
BAROQUE JAPAN Ltd.	157	66	2.0 – 4.4
Hyakugo Leasing Company Limited	100	90	0.8
Dragon Wealth Development Limited	848	828	2.2 – 2.3
Aisling Airlease Ltd.	243	238	8.0
ORIVA Airlease Limited	419	0	8.0
Tsubaki Marine S.A.	190	190	1.0
Sazanka Marine S.A.	190	190	1.0
Taurusky Shipping S.A.	775	775	1.0
TOKYOYAMAKI CO., Ltd.	80	80	2.7
Yamatojuken	21	12	3.9
World Service Corporation	96	0	1.7

*	On April 1, 2014, Yamaguchi Leasing Corporation changes the company’s name to YM Leasing Corporation.

One of our subsidiaries, ORIX Living Corporation is party to a customer referral agreement with I Seeds Corporation (“I Seeds”). A son of Yoshihiko Miyauchi, former Chairman and Chief Executive Officer, is a representative director of I Seeds. Although the agreement and related transactions were made in the ordinary course of business and are not material to us, they may be material to I Seeds. ORIX Living Corporation had six transactions with I Seeds. The total fees ORIX Living Corporation paid under the agreement for fiscal 2014 was less than ¥2 million.

We are party to various real estate transactions with ORIX JREIT Inc. (“ORIX JREIT”). We hold ORIX JREIT shares and it is an affiliated company. Our transactions with ORIX JREIT primarily relate to the purchase of our rental properties by ORIX JREIT. These transactions were effected at fair prices based on third-party appraisals, and were valued less than ¥27,900 million in the aggregate for fiscal 2014. We also entered into certain ordinary course of business transactions with ORIX JREIT. These transactions are not material to us, although they may be material to ORIX JREIT.

Item 8. Financial Information

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.”

LEGAL PROCEEDINGS

See “Item 4. Information on the Company—Legal Proceedings.”

DIVIDEND POLICY AND DIVIDENDS

See “Item 10. Additional Information—Dividend Policy and Dividends.”

SIGNIFICANT CHANGES

None.

Item 9. The Offer and Listing

TOKYO STOCK EXCHANGE

The primary market for the Shares is the Tokyo Stock Exchange. The Shares have been traded on the First Section of the Tokyo Stock Exchange since 1973.

The following table shows the reported high and low closing sales prices of the Shares on the Tokyo Stock Exchange, excluding off-floor transactions. High and low sales price quotations from the Tokyo Stock Exchange have been translated in each case into dollars per ADS at the noon buying rate for yen expressed in yen per $1.00 in New York City for cable transfer in foreign currencies on the relevant date or the noon buying rate for yen on the next business day if the relevant date is not a New York business day. On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. As a result of the stock split, the ratio of ADSs to underlying shares changed from 0.5 underlying shares per one ADS to five underlying shares per one ADS. In the following tables and elsewhere in this document unless indicated otherwise, numbers of shares of ORIX’s common stock, per share, including price per share, information for ORIX’s common stock and ORIX’s ADS information in this annual report have been retroactively adjusted to reflect the 10-for-1 stock split on April 1, 2013.

TOKYO STOCK EXCHANGE PRICE PER SHARE

	Price per Share (¥)		Translated into dollars per ADS
	High	Low	High	Low
Fiscal Year ended March 31, 2010	848	320	44	17
Fiscal Year ended March 31, 2011	945	741	57	35
Fiscal Year ended March 31, 2012	846	555	54	37
Fiscal Year ended March 31, 2013
First fiscal quarter	812	642	49	41
Second fiscal quarter	802	710	51	45
Third fiscal quarter	973	771	57	49
Fourth fiscal quarter	1,217	915	65	52
Fiscal Year ended March 31, 2014
First fiscal quarter	1,638	1,152	80	61
Second fiscal quarter	1,657	1,327	84	68
Third fiscal quarter	1,873	1,482	92	77
Fourth fiscal quarter	1,840	1,361	88	67
Recent Six Months
December 2013	1,863	1,705	90	83
January 2014	1,840	1,590	88	77
February 2014	1,574	1,449	77	73
March 2014	1,545	1,361	75	67
April 2014	1,534	1,340	73	66
May 2014	1,649	1,503	80	74

NEW YORK STOCK EXCHANGE

The ADS are listed on the New York Stock Exchange under the symbol “IX.”

One ADSs represents five shares. On March 31, 2014, approximately 3,238,401 ADSs were outstanding. This is equivalent to 16,192,005 or approximately 1.22% of the total number of Shares outstanding on that date. On that date, all our ADSs were held by two record holders in the United States.

The following table provides the high and low closing sales prices and the average daily trading volume of the ADSs on the New York Stock Exchange based on information provided by Bloomberg L.P.

NYSE PRICE PER ADS

	Price per ADS ($)		Average daily trading volume (shares)
	High	Low
Fiscal Year ended March 31, 2010	44.29	17.35	46,577
Fiscal Year ended March 31, 2011	56.78	34.53	20,334
Fiscal Year ended March 31, 2012	54.23	36.94	26,119
Fiscal Year ended March 31, 2013
First fiscal quarter	49.44	41.28	12,255
Second fiscal quarter	51.22	45.12	8,742
Third fiscal quarter	57.42	49.13	12,936
Fourth fiscal quarter	64.53	51.76	17,628
Fiscal Year ended March 31, 2014
First fiscal quarter	80.38	61.24	28,277
Second fiscal quarter	83.55	67.96	12,776
Third fiscal quarter	91.83	76.58	17,991
Fourth fiscal quarter	87.98	66.67	26,047
Recent Six Months
December 2013	90.46	83.45	28,525
January 2014	87.98	76.56	22,250
February 2014	77.36	73.12	22,497
March 2014	75.41	66.67	33,057
April 2014	72.98	66.25	18,674
May 2014	80.01	74.00	12,597

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

There is no provision in our Articles of Incorporation as to a director’s power to vote on a proposal or arrangement in which the director is materially interested, but, under the Companies Act or Regulations of the board of directors, the director must refrain from voting on such matters at meetings of the board of directors. Under the Companies Act, the board of directors may, by resolution, delegate to the executive officers its authority to make decisions with regard to certain important matters, including the incurrence by ORIX of a significant amount of loan, prescribed by law.

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

For changes in the number of shares issued for the past three fiscal years, see Note 21 of “Item 18. Financial Statements”.

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

In general, the acquisition of a Japanese company’s stock shares (such as the shares of capital stock of ORIX) by an exchange nonresident from a resident of Japan is not subject to any prior filing requirements. In certain limited circumstances, however, prior notification or report to the Minister of Finance and any other competent Ministers for an acquisition of this type may be required. While prior notification, as described above, is not required, in the case where a resident of Japan transfers shares of a Japanese company (such as the shares of capital stock of ORIX) for consideration exceeding \100 million to an exchange nonresident, the resident of Japan who transfers the shares is required to report the transfer to the Minister of Finance within 20 days from the date of the transfer, unless the transfer was made through a bank, securities company or financial future trader licensed under the Japanese laws.

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

Filing of Share Acquisition Plan

The Act on Prohibition of Private Monopolization and Maintenance of Fair Trade requires any company (including a foreign company) which crosses certain domestic sales thresholds and newly acquires a holder of more than 20% or 50% of the total issued voting shares of capital stock (such as the shares of capital stock of ORIX) or the shares of a company (including a foreign company) which meets certain conditions, to file a share acquisition plan concerning such shares with the Fair Trade Commission at least 30 days prior to the closing or the acquisition.

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

The following table shows the amount of dividends applicable to fiscal year per Share for each of the fiscal years indicated, which amounts are translated into dollars per ADS at the noon buying rate for Japanese yen in New York City for cable transfers in foreign currencies on the relevant dividend payment date as published by the Federal Reserve Bank. On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. As a result of the stock split, the ratio of ADSs to underlying shares changed from 0.5 underlying shares per one ADS to five underlying shares per one ADS. In the following tables and elsewhere in this document unless indicated otherwise, numbers of shares of ORIX’s common stock, per share, including price per share, information for ORIX’s common stock and ORIX’s ADS information in this annual report have been retroactively adjusted to reflect the 10-for-1 stock split on April 1, 2013.

Year ended	Dividends applicable to fiscal year per Share	Translated into dollar per ADS
March 31, 2010	7.50	0.40
March 31, 2011	8.00	0.49
March 31, 2012	9.00	0.57
March 31, 2013	13.00	0.64
March 31, 2014	23.00	1.12

ORIX aims to increase shareholder value by utilizing the profits earned from its business activities, primarily as retained earnings, to strengthen its business foundation and to invest for growth. At the same time, ORIX will make steady and sustainable distribution of dividends that reflect its business performance.

Regarding share buybacks, ORIX will take into account the adequate level of retained earnings and act flexibly and accordingly by considering the factors such as changes in the economic environment, trend in stock prices, and the company’s financial condition.

In line with the profit growth, the annual dividend was raised to 23 yen per share from 13 yen per share in fiscal 2014 (annual dividends from the fiscal 2010 to 2013 have been adjusted retrospectively to reflect the stock split on April 1, 2013). Dividend distribution is scheduled once a year as a year-end dividend.

Pursuant to the amendment to the Act on Special Measures Concerning Taxation, dividends paid to U.S. Holders of Shares or ADSs are generally subject to a Japanese withholding tax. The tax rate can be found in “Item 10 TAXATION, JAPANESE TAXATION—Shares”.

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

Pursuant to the Act on Special Measures Concerning Taxation and the Act on Special Measures Concerning the Securing of Financial Resources for Reconstruction Measures Involving the Great East Japan Earthquake, the Japanese withholding tax rate applicable to dividends on Shares or ADSs paid to nonresident Holders by us is (i) 7% for dividends due and payable on or before December 31, 2012, (ii) 7.147% for dividends due and payable on or after January 1, 2013 through December 31, 2013, and (iii) 15.315% for dividends due and payable on or after January 1, 2014. However, where an individual nonresident Holder who holds 3% or more of the total number of shares issued by us, the withholding tax rate applicable will be (i) 20% for dividends due and payable on or before December 31, 2012, and (ii) 20.42% for dividends due and payable on or after January 1, 2013. Japan has entered into income tax treaties, conventions and agreements where this withholding tax rate is, in some cases, reduced to a lower percentage for portfolio investors. Nonresident Holders who are entitled under an applicable treaty, convention, or agreement to this reduced Japanese withholding tax rate are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant Japanese tax authority before the payment of dividends. A standing proxy for a nonresident Holder may provide such application service. Nonresident Holders who do not submit an application in advance will be entitled to claim the refund from the relevant Japanese tax authority of those withholding taxes withheld in excess of the rate of an applicable tax treaty.

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

Subject to the PFIC rules described below and to applicable limitations that may vary depending upon the U.S. Holder’s circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Japanese taxes withheld from dividends on Shares or ADSs at a rate not exceeding the applicable rate provided for by the Tax Convention will be creditable against the U.S. Holder’s U.S. federal income tax liability. The maximum rate of withholding tax on dividends paid to a U.S. Holder pursuant to the Tax Convention is 10%. As discussed under “Taxation—Japanese Taxation—Shares” above, under current Japanese law, the statutory rate is higher than the maximum Tax Convention rate. Japanese taxes withheld in excess of the rate applicable under the Tax Convention will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances. Instead of claiming a credit, U.S. Holders may, upon election, deduct such otherwise creditable Japanese taxes in computing taxable income, subject to generally applicable limitations under U.S. law.

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

If a U.S. Holder owns Shares or ADSs during any year in which we are a PFIC, the U.S. Holder will generally be required to file IRS Form 8621 with their federal income tax return, subject to certain exceptions.

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

The following quantitative information about the market risk of our financial instruments does not include information about financial instruments to which the requirements under ASC 825 (“Financial Instruments”) do not apply, such as investment in direct financing leases, investment in operating leases, and insurance contracts. As a result, the following information does not present all the risks of our financial instruments. We omitted the disclosure of financial instruments for trading purposes because the amount is immaterial.

Interest Rate Risk

Many of our assets and liabilities are composed of floating and fixed rate assets and liabilities. Movements in market interest rates affect gains and losses. Accordingly, we endeavor to reduce interest rate risk through techniques such as funding interest rate bearing assets through liabilities with similar interest rate characteristics, e.g, financing floating-rate assets with floating-rate liabilities and financing fixed-rate assets with fixed-rate liabilities.

We manage asset liability through various methods including conducting gains and losses impact analysis and balance sheet fair value analysis when market interest rates fluctuate, constructing balance sheets for fixed rate assets and liabilities, and those for floating rate, testing interest rate sensitivities.

The table of interest rate sensitivity for financial instruments summarizes installment loans, investment in securities (floating and fixed rate) and long- and short-term debt. These instruments are further classified under fixed or floating rates. For such items, the principal collection and repayment schedules and the weighted average interest rates for collected and repaid portions are disclosed. Concerning interest rate swaps, under derivative instruments, the estimated notional principal amount for each contractual period and the weighted average of swap rates are disclosed. The average interest rates of financial instruments as of March 31, 2014 were: 4.0% for installment loans, 1.4% for investment in securities (floating and fixed rate), 1.6% for long- and short-term debt and 0.4% for deposits. As of March 31, 2014, the average payment rate of interest rate swaps was 1.1% and the average receipt rate was 1.9%. The average interest rates of financial instruments as of March 31, 2013 were: 4.5% for installment loans, 1.6% for investments in securities (floating and fixed rate), 1.9% for long- and short-term debt and 0.5% for deposits. As of March 31, 2013, the average payment rate of interest rate swaps was 1.2% and the average receipt rate was 1.6%. As of March 31, 2014, there was no material change in the balance or in the average interest rate of financial instruments from March 31, 2013. The table below shows our interest rate risk exposure and the results of our interest rate sensitivity analysis.

INTEREST RATE SENSITIVITY

NONTRADING FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2014 Estimated Fair Value
	Year ended and ending March 31,
	2015	2016	2017	2018	2019
	(Millions of yen)
Assets:
Installment loans (fixed rate)	¥285,554	¥105,666	¥99,649	¥76,908	¥66,461	¥206,468	¥840,706	¥839,685
Average interest rate	5.0%	7.1%	7.0%	7.2%	6.9%	4.8%	5.8%	—
Installment loans (floating rate)	¥224,047	¥137,443	¥117,455	¥93,648	¥105,090	¥743,825	¥1,421,508	¥1,396,044
Average interest rate	3.2%	3.7%	3.1%	3.7%	3.3%	2.7%	3.0%	—
Investment in securities (fixed rate)	¥195,017	¥51,962	¥46,522	¥93,145	¥102,348	¥310,387	¥799,381	¥816,041
Average interest rate	0.4%	0.8%	0.9%	0.7%	0.5%	2.4%	1.3%	—
Investment in securities (floating rate)	¥1,472	¥2,588	¥4,038	¥1,880	¥648	¥20,286	¥30,912	¥30,391
Average interest rate	2.2%	4.8%	2.2%	5.9%	2.6%	4.2%	4.0%	—
Liabilities:
Short-term debt	¥309,591	¥—	¥—	¥—	¥—	¥—	¥309,591	¥309,591
Average interest rate	2.0%	—	—	—	—	—	2.0%	—
Deposits	¥873,365	¥163,238	¥83,014	¥28,240	¥58,556	¥—	¥1,206,413	¥1,206,642
Average interest rate	0.4%	0.5%	0.4%	0.4%	0.4%	—	0.4%	—
Long-term debt (fixed rate)	¥426,949	¥449,831	¥468,372	¥409,727	¥126,814	¥193,733	¥2,075,426	¥2,070,619
Average interest rate	1.5%	2.6%	1.9%	1.6%	1.6%	1.7%	2.0%	—
Long-term debt (floating rate)	¥279,376	¥316,823	¥338,069	¥287,396	¥248,143	¥313,641	¥1,783,448	¥1,794,837
Average interest rate	1.3%	1.2%	1.1%	0.9%	0.8%	0.9%	1.0%	—

NONTRADING DERIVATIVE FINANCIAL INSTRUMENTS

	Expected Maturity Date					Thereafter	Total	March 31, 2014 Estimated Fair Value
	Year ended and ending March 31,
	2015	2016	2017	2018	2019
	(Millions of yen)
Interest rate swaps:
Notional amount (floating to fixed)	¥52,229	¥25,638	¥4,428	¥10,987	¥80	¥8,819	¥102,181	¥(277)
Average pay rate	1.7%	1.6%	3.0%	0.8%	3.2%	4.7%	1.9%	—
Average receive rate	1.0%	1.2%	2.2%	0.4%	0.1%	3.2%	1.2%	—
Notional amount (fixed to floating)	¥—	¥101,424	¥—	¥3,000	¥—	¥—	¥104,424	¥2,171
Average pay rate	—	0.4%	—	0.6%	—	—	0.4%	—
Average receive rate	—	2.7%	—	2.1%	—	—	2.7%	—

The above table excludes “purchased loans” for which there is interest rate exposure. We acquire deteriorated credit loans at a discount for which full collection of all contractually required payments from the debtors is unlikely under ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”). We refer to these as “purchased loans”. It is difficult to estimate the timing and extent of collection for these loans. The total book value of our purchased loans as of March 31, 2014 was to ¥53,341 million.

We are also exposed to interest rate risks on life insurance policies issued by ORIX Life Insurance Corporation because policy payments we receive do not fluctuate based on changes in market interest rates. As such, changes in market interest rates may affect the fair value of these policies as well as our obligations under insurance products (based on actuarial determinations).

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

We identified all positions subject to a change in the value of the currency and calculated potential losses in future earnings resulting from several hypothetical scenarios experiencing 10% changes in related currencies. The largest such losses were estimated in scenarios where the euro appreciated 10% against the U.S. dollar from the rate in effect on March 31, 2013 and 2014. Based on these scenarios, exchange losses in future earnings were estimated to be ¥1,382 million and ¥1,783 million as of March 31, 2013 and 2014, respectively.

Risk of Market Prices in Stocks

We have marketable stocks that are subject to price risk arising from changes in their market prices. Our shareholders’ equity and net income bear risks due to changes in the market prices of these securities. To manage these risks of market price fluctuations, we assume a scenario of a 10% uniform downward movement in stock prices compared with stock prices as of March 31, 2013 and 2014, respectively, and under such circumstances estimate ¥8,841 million and ¥13,921 million decrease in the fair value of our equity securities as of March 31, 2013 and 2014.

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

PAYMENTS TO ORIX FROM THE DEPOSITARY

The Depositary has agreed to reimburse us for certain expenses we incur in connection with our ADR program. These reimbursable expenses include investor relations expenses, NYSE listing fee, and proxy voting and related expenses. In fiscal 2014, this amount was $80,000.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

In order to improve the convenience and liquidity of our securities on exchanges where our shares are listed, in accordance with “Action Plan for Consolidating Trading Units” issued in November 2007 by the securities exchanges in Japan, the Company implemented a 10-for-1 stock split of shares of its common stock on March 31, 2013, pursuant to which one hundred shares constitutes one unit as of April 1, 2013. The change resulted is no substantive change in trading unit price levels. As a result of the stock split, the ratio of ADSs to underlying shares changed from 0.5 underlying shares per one ADS to five underlying shares per one ADS. The change has not affected ADS unit price levels or other material ADS terms.

Item 15. Controls and Procedures

As of March 31, 2014, the ORIX Group, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer, the Co-Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of the ORIX Group’s disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, as amended). The Company’s management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding the achievement of management’s control objectives. Based on this evaluation, the Company’s Chief Executive Officer, Co-Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level for gathering, analyzing and disclosing the information the Company is required to disclose in the reports it files under the Act, within the time periods specified in the SEC’s rules and forms. There has been no change in the ORIX Group’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The internal control over financial reporting process of the ORIX Group was designed by, or under the supervision of, the Company’s Chief Executive Officer, Co-Chief Executive Officer and Chief Financial Officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the ORIX Group;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the ORIX Group are being made only in accordance with authorizations of management and directors of the Company; and

•

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the ORIX Group’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In May 2013, the Committee of Sponsoring Organizations of the Treadway Commission (COSO) issued the 2013 Internal Control-Integrated Framework (the ‘2013 Framework’). The 2013 Framework is expected to supersede the 1992 Internal Control-Integrated Framework on December 15, 2014 and during this transitional period, companies may continue to rely on the original Framework as a basis of their internal control. The Company plans to use the 2013 Framework for the assessment of fiscal 2015. The Company continued to evaluate its internal control over financial reporting as of March 31, 2014 by using the criteria set forth in the 1992 Internal Control-Integrated Framework. Based on this assessment, the Company’s management concluded that our internal control over financial reporting was effective as of March 31, 2014.

The Company acquired DAIKYO INCORPORATED on February 27, 2014. The Company’s management excluded DAIKYO INCORPORATED from its assessment of the effectiveness of internal control over financial reporting as of March 31, 2014, because the acquisition was consummated close to the end of this fiscal year. The total assets of 358,237 million yen associated with DAIKYO INCORPORATED were included in the consolidated balance sheet of the Company as of March 31, 2014. There were no total revenues and income from continuing operations of DAIKYO INCORPORATED after acquisition included in the Company’s consolidated statement of income for fiscal, 2014.

The effectiveness of our internal control over financial reporting has been audited by KPMG AZSA LLC, an independent registered public accounting firm, who also audited our financial statements as of March 31, 2014 and for fiscal 2014, as stated in their attestation report which is included in Item 18 (page F-3).

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Eiko Tsujiyama is an “audit committee financial expert,” within the meaning of the current rules of the U.S. Securities and Exchange Commission. Eiko Tsujiyama is “independent” as required by Section 303A.06 of the New York Stock Exchange Listed Company Manual.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Pursuant to our Code of Ethics, last amended in April 2014, officers of ORIX covered by ORIX’s Code of Ethics are required to promptly bring to the attention of the Company’s Executive Officer of the Group Compliance Department any information concerning any violations of the Code of Ethics.

Item 16C. Principal Accountant Fees and Services

FEES PAID TO PRINCIPAL ACCOUNTANT

AUDIT FEES

In fiscal 2013 and 2014, KPMG (including Japanese and overseas affiliates of KPMG AZSA LLC) billed us ¥1,458 million and ¥1,826 million, respectively, for direct audit fees.

AUDIT-RELATED FEES

In fiscal 2013 and 2014, KPMG billed us ¥119 million and ¥80 million, respectively, for audit-related services, including services related to due diligence.

TAX FEES

In fiscal 2013 and 2014, KPMG billed us ¥159 million and ¥91 million, respectively, for tax-related services, including tax compliance and tax advice.

ALL OTHER FEES

In fiscal 2013 and 2014, KPMG billed us ¥2 million and ¥6 million, respectively, for other products and services which primarily consisted of advisory services.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Year ended March 31, 2014	(a) Total number of Shares Purchased(1)	(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number (or Approximate Yen Value) of Shares that May Yet be Purchased Under the Plans or Programs(2)
April 2013	3,497	¥1,248	0	¥0
May 2013	947	1,553	0	0
June 2013	490	1,303	0	0
July 2013	684	1,476	0	0
August 2013	288	1,405	0	0
September 2013	370	1,530	0	0
October 2013	647	1,581	0	0
November 2013	1,012	1,712	0	0
December 2013	1,489	1,795	0	0
January 2014	516	1,746	0	0
February 2014	584	1,529	0	0
March 2014	2,570	1,453	0	0

Total	13,094	¥1,482	0	¥0

(1)

One unit of the Shares comprises 100 Shares. Each unit of Shares has one vote. A holder who owns Shares in other than a multiple of 100 will own less than a whole unit (i.e., for the portion constituting fewer than 100 Shares). Under the unit share system, holders of Shares constituting less than a unit have the right to require ORIX to purchase their Shares and the right to require ORIX to sell them additional Shares to create a whole unit of 100 Shares.

(2)	There is no plan or program to purchase Shares announced in fiscal 2014 and up until the filing of this annual report.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance

Our ADSs have been listed on the New York Stock Exchange, or NYSE, since 1998. As an NYSE-listed company, we are required to comply with certain corporate governance standards under Section 303A of the NYSE Listed Company Manual. However, as a foreign private issuer, we are permitted to follow home country practice in lieu of certain provisions of Section 303A.

Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain a NYSE listing and, in accordance with Section 303A.11 of the NYSE’s Listed Company Manual, we provide a brief, general summary of such differences.

The composition of our board of directors and its committees differs significantly in terms of independence from the composition requirements for boards and committees that U.S. companies must satisfy in order to maintain a NYSE listing. We are not required to meet the NYSE’s independence requirements for individuals on our board of directors or our Nominating, Audit, and Compensation Committees. Under Japanese law, a majority of the membership on our committees must be “outside directors”—a Japanese law concept that shares similarities with the U.S. concept of “independent director.” However, we are not required to include on our board of directors a majority of outside directors, nor are we required to compose our committees exclusively from outside directors. Six of our 13 directors are considered outside directors. We have adopted a written charter for our Compensation Committee that addresses committee member appointment and removal, committee structure and operations, and reporting to the board. However, our Compensation Committee has not retained, or obtained the advice of, a compensation consultant, independent legal counsel or other adviser.

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

•	adopt a code of business conduct and ethics for our directors, officers, and employees that addresses fully the topics necessary to satisfy the NYSE’s requirements;

•	hold regularly scheduled executive sessions for our outside directors;

•	obtain shareholder approval for all equity compensation plans for employees, directors or executive officers of ORIX or for material revisions to any such plans;

•	have a written charter of compensation committee that addresses the purpose, responsibilities and annual performance evaluation of the committee; or

•

provide the compensation committee with authority to obtain or retain the advice of a compensation adviser only after taking into consideration all factors relevant to determining that adviser’s independence from management.

PART III

Item 17. Financial Statements

ORIX has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-133.

The following consolidated financial statements of ORIX listed below and the report thereon by its independent registered public accounting firm are filed as part of this Form 20-F:

(a)	Consolidated Balance Sheets as of March 31, 2013 and 2014 (page F-4);

(b)	Consolidated Statements of Income for the years ended March 31, 2012, 2013 and 2014 (page F-6);

(c)	Consolidated Statements of Comprehensive Income for the years ended March 31, 2012, 2013 and 2014 (page F-8);

(d)	Consolidated Statements of Changes in Equity for the years ended March 31, 2012, 2013 and 2014 (page F-9);

(e)	Consolidated Statements of Cash Flows for the years ended March 31, 2012, 2013 and 2014 (page F-11);

(f)	Notes to Consolidated Financial Statements (page F-12 to F-132);

(g)	Schedule II.—Valuation and Qualifying Accounts and Reserves (page F-133).

Item 19. Exhibits

We have filed the following documents as exhibits to this document.

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on April 1, 2013 (Incorporated by reference from the annual report on Form 20-F filed on July 27, 2013, commission file number 001-14856).

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 24, 2008 (Incorporated by reference from the annual report on Form 20-F filed on July 2, 2008, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on October 7, 2013.

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated.

Exhibit 8.1	List of subsidiaries.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014.

Exhibit 12.1	Certifications required by Rule 13a-14 (a) (17 CFR 240.13a-14 (a)) or Rule 15d-14 (a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14 (b) (17 CFR 240.13a-14 (b)) or Rule 15d-14 (b) (17 CFR 240.15d 14 (b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 101	Instance Document.

Exhibit 101	Schema Document.

Exhibit 101	Calculation Linkbase Document.

Exhibit 101	Definition Linkbase Document.

Exhibit 101	Labels Linkbase Document.

Exhibit 101	Presentation Linkbase Document.

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

Date: June 26, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2014. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 35 to the consolidated financial statements, on April 28, 2014, ORIX Life Insurance Corporation, a subsidiary of the Company, decided to purchase all issued shares of Hartford Life Insurance K.K. (HLIKK) held by Hartford Life, Inc. Upon closing, HLIKK would become a consolidated subsidiary of the Company.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ORIX Corporation’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 26, 2014 expressed an unqualified opinion on the effectiveness of ORIX Corporation’s internal control over financial reporting.

KPMG AZSA LLC

Tokyo, Japan

June 26, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

We have audited ORIX Corporation’s (a Japanese corporation) internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting, included in Item 15 “Controls and Procedures” of the accompanying Form 20-F. Our responsibility is to express an opinion on ORIX Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, ORIX Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

ORIX Corporation acquired DAIKYO INCORPORATED during the year ended March 31, 2014, and management excluded from its assessment of the effectiveness of ORIX Corporation’s internal control over financial reporting as of March 31, 2014, DAIKYO INCORPORATED’s internal control over financial reporting associated with total assets of 358,237 million yen included in the consolidated balance sheet of ORIX Corporation as of March 31, 2014. There were no total revenues and income from continuing operations of DAIKYO INCORPORATED after acquisition included in the consolidated statement of income of ORIX Corporation for the year ended March 31, 2014. Our audit of internal control over financial reporting of ORIX Corporation also excluded an evaluation of the internal control over financial reporting of DAIKYO INCORPORATED.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ORIX Corporation and its subsidiaries as of March 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended March 31, 2014, and our report dated June 26, 2014 expressed an unqualified opinion on those consolidated financial statements.

KPMG AZSA LLC

Tokyo, Japan

June 26, 2014

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2013 AND 2014

ORIX Corporation and Subsidiaries

	Millions of yen
	2013	2014
ASSETS
Cash and Cash Equivalents	¥826,296	¥827,299
Restricted Cash	106,919	86,690
Time Deposits	8,356	7,510
Investment in Direct Financing Leases	989,380	1,094,073
Installment Loans	2,691,171	2,315,555

(The amounts of ¥16,026 million of installment loans as of March 31, 2013 and ¥12,631 million of installment loans as of March 31, 2014 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(104,264)	(84,796)
Investment in Operating Leases	1,395,533	1,375,686
Investment in Securities	1,093,668	1,214,576

(The amounts of ¥5,800 million of investment in securities as of March 31, 2013 and ¥11,433 million of investment in securities as of March 31, 2014 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825.)

Other Operating Assets	233,258	312,774
Investment in Affiliates	326,732	314,300
Other Receivables	196,626	239,958
Inventories	41,489	136,105
Prepaid Expenses	50,323	61,909
Office Facilities	108,757	126,397
Other Assets	475,466	1,041,356

Total Assets	¥8,439,710	¥9,069,392

Note:	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
	2013	2014
Cash and Cash Equivalents	¥9,439	¥5,223
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	205,989	109,642
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	528,976	154,901
Investment in Operating Leases	199,190	227,062
Investment in Securities	37,641	1,141
Investment in Affiliates	13,820	11,034
Others	98,885	96,304

	¥1,093,940	¥605,307

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF MARCH 31, 2013 AND 2014

ORIX Corporation and Subsidiaries

	Millions of yen
	2013	2014
LIABILITIES AND EQUITY
Liabilities:
Short-Term Debt	¥420,726	¥309,591
Deposits	1,078,587	1,206,413
Trade Notes, Accounts Payable and Other Liabilities	312,922	443,333
Accrued Expenses	121,281	190,414
Policy Liabilities	426,007	454,436
Income Taxes:
Current	11,651	22,342
Deferred	131,406	277,167
Security Deposits	146,402	158,467
Long-Term Debt	4,061,534	3,858,874

Total Liabilities	6,710,516	6,921,037

Redeemable Noncontrolling Interests	41,621	53,177

Commitments and Contingent Liabilities
Equity:
Common stock:
Authorized 2,590,000,000 shares
Issued 1,248,714,760 shares as of March 31, 2013 and 1,322,777,628 shares as of March 31, 2014	194,039	219,546
Additional paid-in capital	229,600	255,449
Retained earnings	1,305,044	1,467,602
Accumulated other comprehensive income (loss)	(36,263)	2
Treasury stock, at cost:
27,281,710 shares as of March 31, 2013 and 13,333,334 shares as of March 31, 2014	(48,824)	(23,859)

ORIX Corporation Shareholders’ Equity	1,643,596	1,918,740
Noncontrolling interests	43,977	176,438

Total Equity	1,687,573	2,095,178

Total Liabilities and Equity	¥8,439,710	¥9,069,392

Note:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries are below:

	Millions of yen
	2013	2014
Short-Term Debt	¥1,710	¥2,180
Trade Notes, Accounts Payable and Other Liabilities	3,503	3,574
Security Deposits	5,679	4,764
Long-Term Debt	806,857	394,736
Others	5,649	3,555

	¥823,398	¥408,809

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

ORIX Corporation and Subsidiaries

	Millions of yen
	2012	2013	2014
Revenues:
Direct financing leases	¥50,934	¥54,356	¥57,483
Operating leases	282,875	296,329	324,083
Interest on loans and investment securities	147,888	155,963	130,680
Brokerage commissions and net gains on investment securities	29,337	34,814	27,183
Life insurance premiums and related investment income	126,907	138,726	155,406
Real estate sales	61,029	38,804	23,139
Gains on sales of real estate under operating leases	2,222	5,816	5,872
Revenues from asset management and servicing	12,908	15,265	126,492
Other operating revenues	250,679	315,691	491,313

Total revenues	964,779	1,055,764	1,341,651

Expenses:
Interest expense	109,872	100,966	82,859
Costs of operating leases	181,404	194,429	215,889
Life insurance costs	93,178	98,599	108,343
Costs of real estate sales	59,534	39,430	27,059
Expenses from asset management and servicing	493	593	36,150
Other operating expenses	152,521	194,693	310,775
Selling, general and administrative expenses	194,956	224,948	313,631
Provision for doubtful receivables and probable loan losses	19,186	10,016	13,834
Write-downs of long-lived assets	15,167	17,896	23,421
Write-downs of securities	16,470	22,838	7,989
Foreign currency transaction loss (gain), net	(217)	503	723

Total expenses	842,564	904,911	1,140,673

Operating Income	122,215	150,853	200,978
Equity in Net Income of Affiliates	1,983	13,836	17,825
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	3,317	7,883	64,923

Income before Income Taxes and Discontinued Operations	127,515	172,572	283,726
Provision for Income Taxes	44,608	53,682	97,236

Income from Continuing Operations	82,907	118,890	186,490

Discontinued Operations:
Income (Loss) from discontinued operations, net	1,775	(179)	12,182
Provision for income taxes	1,219	347	(4,681)

Discontinued operations, net of applicable tax effect	2,994	168	7,501

Net Income	85,901	119,058	193,991

Net Income (Loss) Attributable to the Noncontrolling Interests	(332)	3,164	3,089

Net Income Attributable to the Redeemable Noncontrolling Interests	2,724	3,985	4,108

Net Income Attributable to ORIX Corporation Shareholders	¥83,509	¥111,909	¥186,794

Note

1:      Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

2:      Revenues and Expenses from asset management and loan servicing business have been separately presented from fiscal 2014 with the acquisition of Robeco as, “Revenues from asset management and servicing” and “Expenses from asset management and servicing”. The amounts in fiscal 2012 and 2013 have been reclassified for this change.

CONSOLIDATED STATEMENTS OF INCOME—(Continued)

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

ORIX Corporation and Subsidiaries

	Millions of yen
	2012	2013	2014
Income attributable to ORIX Corporation shareholders:
Income from continuing operations	¥79,810	¥112,144	¥179,499
Discontinued operations	3,699	(235)	7,295

Net income attributable to ORIX Corporation shareholders	¥83,509	¥111,909	¥186,794

	Yen
	2012	2013	2014
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥74.24	¥103.09	¥141.55
Discontinued operations	3.44	(0.22)	5.75

Net income attributable to ORIX Corporation shareholders	¥77.68	¥102.87	¥147.30
Diluted:
Income from continuing operations	¥62.23	¥87.55	¥137.20
Discontinued operations	2.80	(0.18)	5.57

Net income attributable to ORIX Corporation shareholders	¥65.03	¥87.37	¥142.77
Cash Dividends	8.00	9.00	13.00

Note:	The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

ORIX Corporation and Subsidiaries

	Millions of yen
	2012	2013	2014
Net Income	¥85,901	¥119,058	¥193,991

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	5,121	13,330	10,603
Net change of defined benefit pension plans	(3,247)	4,759	3,572
Net change of foreign currency translation adjustments	(1,392)	50,979	36,869
Net change of unrealized gains (losses) on derivative instruments	(1,170)	268	1,487

Total other comprehensive income (loss)	(688)	69,336	52,531

Comprehensive Income	85,213	188,394	246,522

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(849)	7,394	15,256

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	2,409	9,209	8,207

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥83,653	¥171,791	¥223,059

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at March 31, 2011	¥143,995	¥179,137	¥1,128,800	¥(96,180)	¥(49,170)	¥1,306,582	¥21,687	¥1,328,269

Contribution to subsidiaries						0	21,503	21,503
Transaction with noncontrolling interests		52		(20)		32	(502)	(470)
Comprehensive income (loss), net of tax:
Net income			83,509			83,509	(332)	83,177
Other comprehensive income (loss)
Net change of unrealized gains on investment in securities				4,642		4,642	479	5,121
Net change of defined benefit pension plans				(3,245)		(3,245)	(2)	(3,247)
Net change of foreign currency translation adjustments				(98)		(98)	(979)	(1,077)
Net change of unrealized gains (losses) on derivative instruments				(1,155)		(1,155)	(15)	(1,170)

Total other comprehensive income (loss)						144	(517)	(373)

Total comprehensive income (loss)						83,653	(849)	82,804

Cash dividends			(8,599)			(8,599)	(2,104)	(10,703)
Conversion of convertible bond	3	3				6	0	6
Exercise of stock options	28	27				55	0	55
Acquisition of treasury stock					(1)	(1)	0	(1)
Other, net		4	(1,260)		264	(992)	0	(992)

Balance at March 31, 2012	¥144,026	¥179,223	¥1,202,450	¥(96,056)	¥(48,907)	¥1,380,736	¥39,735	¥1,420,471

Contribution to subsidiaries						0	2,229	2,229
Transaction with noncontrolling interests		98		(89)		9	(143)	(134)
Comprehensive income, net of tax:
Net income			111,909			111,909	3,164	115,073
Other comprehensive income (loss)
Net change of unrealized gains on investment in securities				12,829		12,829	501	13,330
Net change of defined benefit pension plans				4,758		4,758	1	4,759
Net change of foreign currency translation adjustments				42,020		42,020	3,735	45,755
Net change of unrealized gains (losses) on derivative instruments				275		275	(7)	268

Total other comprehensive income (loss)						59,882	4,230	64,112

Total comprehensive income						171,791	7,394	179,185

Cash dividends			(9,676)			(9,676)	(5,238)	(14,914)
Conversion of convertible bond	49,840	49,933				99,773	0	99,773
Exercise of stock options	173	172				345	0	345
Acquisition of treasury stock					(3)	(3)	0	(3)
Other, net		174	361		86	621	0	621

Balance at March 31, 2013	194,039	229,600	1,305,044	(36,263)	(48,824)	1,643,596	43,977	1,687,573

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

ORIX Corporation and Subsidiaries

	Millions of yen
	ORIX Corporation Shareholders’ Equity
	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total ORIX Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Contribution to subsidiaries						0	89,396	89,396
Transaction with noncontrolling interests		239				239	2,058	2,297
Comprehensive income, net of tax:
Net income			186,794			186,794	3,089	189,883
Other comprehensive income
Net change of unrealized gains on investment in securities				9,677		9,677	926	10,603
Net change of defined benefit pension plans				3,359		3,359	213	3,572
Net change of foreign currency translation adjustments				21,772		21,772	10,998	32,770
Net change of unrealized gains on derivative instruments				1,457		1,457	30	1,487

Total other comprehensive income						36,265	12,167	48,432

Total comprehensive income						223,059	15,256	238,315

Cash dividends			(15,878)			(15,878)	(2,099)	(17,977)
Conversion of convertible bond	25,066	24,878				49,944	0	49,944
Exercise of stock options	441	422				863	0	863
Acquisition of treasury stock					(19)	(19)	0	(19)
Acquisition of Robeco			(5,471)		24,880	19,409	27,850	47,259
Other, net		310	(2,887)		104	(2,473)	0	(2,473)

Balance at March 31, 2014	¥219,546	¥255,449	¥1,467,602	¥2	¥(23,859)	¥1,918,740	¥176,438	¥2,095,178

Note:	Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 18 (“Redeemable Noncontrolling Interests”).

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2012, 2013 AND 2014

ORIX Corporation and Subsidiaries

	Millions of yen
	2012	2013	2014
Cash Flows from Operating Activities:
Net income	¥85,901	¥119,058	¥193,991
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	164,185	177,280	206,640
Provision for doubtful receivables and probable loan losses	19,186	10,016	13,834
Increase in policy liabilities	6,421	20,990	28,429
Deferred tax provision	16,227	32,579	51,847
Equity in net income of affiliates (excluding interest on loans)	(889)	(12,874)	(17,619)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(3,317)	(7,883)	(64,923)
Gains on sales of available-for-sale securities	(8,919)	(17,252)	(14,149)
Gains on sales of real estate under operating leases	(2,222)	(5,816)	(5,872)
Gains on sales of operating lease assets other than real estate	(14,721)	(14,032)	(17,820)
Write-downs of long-lived assets	15,167	17,896	23,421
Write-downs of securities	16,470	22,838	7,989
Decrease (Increase) in restricted cash	(5,188)	33,852	22,506
Decrease (Increase) in trading securities	55,173	(16,264)	21,300
Decrease in inventories	26,830	37,918	11,707
Decrease (Increase) in other receivables	(7,893)	20,782	(6,719)
Increase (Decrease) in trade notes, accounts payable and other liabilities	22,760	(8,715)	47,090
Decrease in accrued expenses	(10,040)	(2,207)	(9,076)
Other, net	(42,137)	(16,862)	(21,583)

Net cash provided by operating activities	332,994	391,304	470,993

Cash Flows from Investing Activities:
Purchases of lease equipment	(603,060)	(736,373)	(859,169)
Principal payments received under direct financing leases	348,549	381,080	459,003
Installment loans made to customers	(741,570)	(918,777)	(1,035,564)
Principal collected on installment loans	918,565	1,193,884	1,264,649
Proceeds from sales of operating lease assets	174,139	173,890	251,567
Investment in affiliates, net	17,808	(19,206)	(46,942)
Proceeds from sales of investment in affiliates	2,864	3,280	15,426
Purchases of available-for-sale securities	(654,873)	(684,870)	(897,246)
Proceeds from sales of available-for-sale securities	279,367	417,534	318,697
Proceeds from redemption of available-for-sale securities	361,881	373,729	473,126
Purchases of held-to-maturity securities	(182)	(46,567)	(8,519)
Purchases of other securities	(44,654)	(26,855)	(24,761)
Proceeds from sales of other securities	24,832	40,568	26,501
Purchases of other operating assets	(17,282)	(15,152)	(52,550)
Acquisitions of subsidiaries, net of cash acquired	(9,252)	(43,223)	(94,395)
Sales of subsidiaries, net of cash disposed	7,554	(171)	0
Other, net	(22,929)	12,886	8,011

Net cash provided by (used in) investing activities	41,757	105,657	(202,166)

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(59,769)	(20,507)	(105,784)
Proceeds from debt with maturities longer than three months	1,488,111	1,365,827	1,210,209
Repayment of debt with maturities longer than three months	(1,782,081)	(1,790,616)	(1,497,689)
Net increase in deposits due to customers	40,288	6,623	127,610
Cash dividends paid to ORIX Corporation shareholders	(8,599)	(9,676)	(15,878)
Contribution from noncontrolling interests	20,258	1,133	11,089
Cash dividends paid to redeemable noncontrolling interests	(1,079)	(5,763)	(1,224)
Net decrease in call money	(10,000)	0	(5,000)
Other, net	(5,606)	(14,214)	2,088

Net cash used in financing activities	(318,477)	(467,193)	(274,579)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,509)	9,636	6,755

Net Increase in Cash and Cash Equivalents	54,765	39,404	1,003

Cash and Cash Equivalents at Beginning of Year	732,127	786,892	826,296

Cash and Cash Equivalents at End of Year	¥786,892	¥826,296	¥827,299

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

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20% – 50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to FASB Accounting Standards Codification (“ASC”) 810-10-25-2 to 14 (“Consolidation—The Effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810 (“Consolidation”).

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

(e) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectability is reasonably assured.

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

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is recorded at cost less accumulated depreciation and is depreciated over their estimated useful lives mainly on a straight-line basis. The estimated average useful lives of principal operating lease assets classified as transportation equipment is 9 years, measuring and information-related equipment is 4 years, real estate (other than land) is 31 years and other is 6 years. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows of the real estate in the form of management or operation of the real estate. Where the Company or its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, whereas if the Company or its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

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

Non-accrual policy—In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return non-accrual loans and lease receivables to accrual status when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

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

Revenues from asset management and servicing—The Company and its subsidiaries provide to our customers investment management services for investments in financial assets, and asset management as well as maintenance and administrative services for investments in real estate properties. The Company and its subsidiaries also perform servicing duties on behalf of their customers. The Company and its subsidiaries receive fees for those services from Company’s customers.

Revenues from asset management and servicing are recognized in the consolidated statements of income when transactions occur or services are rendered and the amounts are fixed or determinable and collectability of which is reasonably assured. Certain subsidiaries recognize revenues from performance fees when earned based on the performance of the asset under management. Another subsidiary recognizes revenues from performance fees on an accrual basis over the period in which services are performed.

Revenues from asset management and servicing primarily include management fee income and performance fee income. Management fees are calculated based on the predetermined percentages of the market value of the assets under management or net assets of the investment funds in accordance with the contracts with customers. Performance fees are calculated based on the predetermined percentages of the performance of the assets under management in accordance with the contracts with customers.

(f) Insurance premiums and expenses

Premium income from life insurance policies is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of whole life, term life, endowments and medical insurance. Computation of policy liabilities necessarily includes assumptions about mortality, morbidity, lapse rates, future yields on related investments and other factors applicable at the time the policies are written. The Company’s life insurance subsidiary continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs related directly to the successful acquisition of new or renewal insurance contracts and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions in excess of recurring policy maintenance costs and expenses for underwriting policies.

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

(h) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360 (“Property, Plant, and Equipment”). Under ASC 360, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques, such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(i) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option under ASC 825 (“Financial Instruments”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the Company’s share, except investments which are recorded at fair value with unrealized gains and losses included in income by electing the fair value option under ASC 825 (“Financial Instruments”).

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

For debt securities, where the fair value is less than the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met. When the Company and its subsidiaries deem a debt security to be other-than-temporarily impaired, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value of the debt securities if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. However, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

For other securities, when the Company and its subsidiaries determine the decline in value is other than temporary the Company and its subsidiaries reduce the carrying value of the security to the fair value and charge against income losses related to these other securities in situations.

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

(k) Securitized assets

The Company and its subsidiaries have securitized and sold to investors various financial assets such as lease receivables and loan receivables. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts or SPEs that issue asset-backed beneficial interests and securities to the investors.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810 (“Consolidation”), trusts or SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as lease receivables and loan receivable, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee that is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2014 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. A stock split on May 19, 2000 and April 1, 2013 was excluded from the above amounts because the stock split was not considered to be a stock dividend under U.S. GAAP.

(p) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(q) Restricted cash

Restricted cash consists of trust accounts under securitization programs and real estate, deposits related to servicing agreements, deposits collected on the underlying assets and applied to non-recourse loans and others.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels and training facilities and senior housing), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2012, 2013 and 2014 were ¥6,547 million, ¥8,072 million and ¥15,129 million, respectively. Accumulated depreciation was ¥48,313 million and ¥62,182 million as of March 31, 2013 and 2014, respectively. Estimated useful lives range up to 50 years for buildings, up to 60 years for land improvement and up to 20 years for others.

(s) Other receivables

Other receivables primarily include payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of assets to be leased, residential condominiums and other assets, and derivative assets.

(t) Inventories

Inventories primarily consist of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2013 and 2014, advance and/or progress payments were ¥34,556 million and ¥111,813 million, respectively, and finished goods were ¥6,933 million and ¥24,291 million, respectively.

Certain subsidiaries recorded ¥4,039 million, ¥3,377 million and ¥5,650 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale for fiscal 2012, 2013 and 2014, respectively, resulting from an increase in development costs and/or a decrease in expected sales price. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Depreciation expenses in fiscal 2012, 2013 and 2014 were ¥3,228 million, ¥2,994 million and ¥3,494 million, respectively. Accumulated depreciation was ¥41,698 million and ¥39,747 million as of March 31, 2013 and 2014, respectively. Estimated useful lives range up to 62 years for buildings and fixtures and up to 20 years for machinery and equipment.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to purchases of assets to be leased and construction of real estate for operating lease, and deferred tax assets.

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

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events or changes occur. Under ASC 350, the Company and its subsidiaries may perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, then the Company and/or subsidiaries perform the second step of the goodwill impairment test by comparing the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

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

The Company and its subsidiaries adopted Accounting Standards Update 2012-02 (“Testing Indefinite-Lived Intangible Assets for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) during the fiscal year ended March 31, 2013. According to ASU 2012-02, the Company and its subsidiaries may perform a qualitative assessment to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, the Company and/or subsidiaries conclude that it is not more likely than not that the indefinite-lived asset is impaired, then the Company and/or subsidiaries do not perform the quantitative impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries perform the qualitative assessment for some indefinite-lived intangible assets but bypass the qualitative assessment and perform the quantitative assessment for other indefinite-lived intangible assets.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360 (“Property, Plant, and Equipment”).

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables, guarantee liabilities, and derivative liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs of ¥2,395 million, ¥1,707 million and ¥981 million in fiscal 2012, 2013 and 2014, respectively, related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2012, 2013 and 2014 are ¥5,888 million, ¥11,579 million and ¥15,269 million, respectively.

(aa) Discontinued operations

The Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for prior periods presented have also been reclassified as discontinued operations in the accompanying consolidated statements of income and consolidated statements of cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(ab) Earnings per share

Basic earnings per share is computed by dividing income attributable to ORIX Corporation shareholders from continuing operations and net income attributable to ORIX Corporation shareholders by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retrospectively. For discussion stock splits, see Note 28 (“Per Share Data”).

Furthermore, the Company and its subsidiaries apply ASC 260-10-45-43 to 44 (“Earnings Per Share—Contingently Convertible Instruments”) to Liquid Yield Option Notes™ which were redeemed in fiscal 2013.

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

(af) New accounting pronouncements

In December 2011, Accounting Standards Update 2011-10 (“Derecognition of in Substance Real Estate—a Scope Clarification”—ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update is intended to resolve the diversity in practice and clarifies that when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt, the reporting entity should apply the guidance in ASC 360-20 (“Property, Plant, and Equipment—Real Estate Sales”) to determine whether it should derecognize the in substance real estate. The Company and its subsidiaries adopted this Update on April 1, 2013. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

In December 2011, Accounting Standards Update 2011-11 (“Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update requires all entities that have financial instruments and derivative instruments that are either offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements. In January 2013, Accounting Standards Update 2013-01 (“Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update clarifies that the scope of Update 2011-11 applies to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The Company and its subsidiaries adopted these Updates on April 1, 2013. These Updates only relate to certain disclosure requirements and the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In February 2013, Accounting Standards Update 2013-02 (“Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”—ASC 220 (“Comprehensive Income”)) was issued. This Update supersedes the reporting requirement for reclassifications out of accumulated other comprehensive income, originally required under Accounting Standards Update 2011-05, for which the effective date was deferred by Accounting Standards Update 2011-12. This Update requires an entity to present information about amounts reclassified out of accumulated other comprehensive income, their corresponding effect on line items of net income and other information by component. An entity shall provide the information together, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statement. The Company and its subsidiaries adopted this Update on April 1, 2013. The Update only relates to certain disclosure requirements and the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

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

In July 2013, Accounting Standards Update 2013-10 (“Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes”—ASC 815 (“Derivatives and Hedging”)) was issued. This Update permits the Fed Funds Effective Swap Rate (OIS) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to the interest rates on direct Treasury obligations of the U.S. government and LIBOR swap rate. This Update also removes the restriction on using different benchmark rates for similar hedges. The Company and its subsidiaries adopted this Update for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption had no effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2013, Accounting Standards Update 2013-11 (“Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”—ASC 740 (“Income Taxes”)) was issued. This Update requires an entity to present an unrecognized tax benefit as a reduction of a deferred tax asset for a net operating loss carryforward, or similar tax loss or tax credit carryforward, rather than as a liability, with certain exceptions. This Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date, although retrospective application is permitted. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In January 2014, Accounting Standards Update 2014-04 (“Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure”—ASC 310-40 (“Receivables—Troubled Debt Restructurings by Creditors”)) was issued. This Update clarifies when a creditor is considered to have received physical possession resulting from an in substance repossession or foreclosure of residential real estate property collateralizing a consumer mortgage loan. Additionally, this Update requires an entity to disclose the amount of foreclosed residential real estate property and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. This Update is effective for fiscal years, and interim periods within those annual periods beginning after December 15, 2014. The amendments should be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

applied on either a prospective basis or a modified retrospective basis. Early adoption is permitted. The adoption is not expected to have a material effect on the Company and its subsidiaries’ results of operations or financial position.

In April 2014, Accounting Standards Update 2014-08 (“Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”—ASC 205 (“Presentation of Financial Statements”) and ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update requires an entity to report a disposal (or a classification as held for sale) of a component of an entity or a group of components of an entity in discontinued operations if it represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This Update requires an entity to present, for each comparative period, the assets and liabilities of discontinued operations separately in the asset and liability sections, respectively, of the statement of financial position. Furthermore, this Update requires additional disclosures about discontinued operations and a disposal of an individually significant component that does not qualify for discontinued operations. The Update is effective prospectively for disposals (or classifications as held for sale) that occur within fiscal years, and interim periods within those annual periods beginning after December 15, 2014. Early adoption is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In May 2014, Accounting Standards Update 2014-09 (“Revenue from Contracts with Customers”—ASC 606 (“Revenue from Contracts with Customers”)) was issued. The core principle of this Update is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply a five-step model to determine when to recognize revenue, and in what amount. The five steps to apply the model are:

•	Identify the contract(s) with a customer

•	Identify the performance obligations in the contract

•	Determine the transaction price

•	Allocate the transaction price to the performance obligations in the contract

•	Recognize revenue when (or as) the entity satisfies a performance obligation

This Update requires an entity to disclose more information about contracts with customers than under the current disclosure requirements. The Update is effective for fiscal years, and interim periods within those years beginning after December 15, 2016. Early adoption is prohibited. An entity should apply the amendments in this Update using either a retrospective method or a cumulative-effect method. The entity using the retrospective method may elect some optional expedients to simplify a full retrospective basis. The entity using the cumulative-effect method would recognize the cumulative effect of initially applying this Update as an adjustment to the opening balance of retained earnings or net assets at the date of initial application. The Company and its subsidiaries are currently evaluating the effect that the adoption of this Update will have on the Company and its subsidiaries’ results of operations and financial position.

(ag) Reclassifications

Revenues and Expenses from asset management and loan servicing business have been separately presented from fiscal 2014 as, “Revenues from asset management and servicing” and “Expenses from asset management and servicing.” The amounts in fiscal 2012 and 2013 have been reclassified for this change.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

2. Fair Value Measurements

The Company and its subsidiaries adopted ASC 820 (“Fair Value Measurement”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and 2014:

	March 31, 2013
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Loans held for sale*1	¥16,026	¥0	¥16,026	¥0
Trading securities	33,041	2,184	30,857	0
Available-for-sale securities	757,299	166,398	453,923	136,978
Japanese and foreign government bond securities	278,717	98,990	179,727	0
Japanese prefectural and foreign municipal bond securities	61,090	0	61,090	0
Corporate debt securities	196,835	0	190,311	6,524
Specified bonds issued by SPEs in Japan	63,244	0	0	63,244
CMBS and RMBS in the U.S., and other asset- backed securities	60,691	0	1,792	58,899
Other debt securities	8,311	0	0	8,311
Equity securities	88,411	67,408	21,003	0
Other securities	5,800	0	0	5,800
Investment funds*3	5,800	0	0	5,800
Derivative assets	14,598	147	12,352	2,099
Interest rate swap agreements	4,654	0	4,654	0
Options held/written and other	5,654	0	3,555	2,099
Futures, foreign exchange contracts	1,030	147	883	0
Foreign currency swap agreements	2,890	0	2,890	0
Credit derivatives held	370	0	370	0

	¥826,764	¥168,729	¥513,158	¥144,847

Financial Liabilities:
Derivative liabilities	¥18,037	¥0	¥18,037	¥0
Interest rate swap agreements	1,459	0	1,459	0
Options held/written and other	3,530	0	3,530	0
Futures, foreign exchange contracts	4,685	0	4,685	0
Foreign currency swap agreements	8,263	0	8,263	0
Credit derivatives held/written	100	0	100	0

	¥18,037	¥0	¥18,037	¥0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2014
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Loans held for sale*1	¥12,631	¥0	¥12,631	¥0
Trading securities	16,079	275	15,804	0
Available-for-sale securities	881,606	230,618	566,987	84,001
Japanese and foreign government bond securities	360,360	114,989	245,371	0
Japanese prefectural and foreign municipal bond securities	96,697	0	96,697	0
Corporate debt securities	201,386	0	200,725	661
Specified bonds issued by SPEs in Japan	6,772	0	0	6,772
CMBS and RMBS in the U.S., and other asset- backed securities	65,631	0	613	65,018
Other debt securities	11,550	0	0	11,550
Equity securities*2	139,210	115,629	23,581	0
Other securities	6,317	0	0	6,317
Investment funds*3	6,317	0	0	6,317
Derivative assets	12,437	8	9,943	2,486
Interest rate swap agreements	2,528	0	2,528	0
Options written and other	5,486	0	3,000	2,486
Futures, foreign exchange contracts	860	8	852	0
Foreign currency swap agreements	3,534	0	3,534	0
Credit derivatives written	29	0	29	0

	¥929,070	¥230,901	¥605,365	¥92,804

Financial Liabilities:
Derivative liabilities	¥16,646	¥28	¥16,618	¥0
Interest rate swap agreements	634	0	634	0
Options written and other	3,605	0	3,605	0
Futures, foreign exchange contracts	4,966	28	4,938	0
Foreign currency swap agreements	7,176	0	7,176	0
Credit derivatives held	265	0	265	0
Accounts Payable	2,833	0	0	2,833
Contingent consideration	2,833	0	0	2,833

	¥19,478	¥28	¥16,617	¥2,833

*1

A subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) on the loans held for sale originated on or after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in other operating revenues in the consolidated statements of income were gains from the change in the fair value of the loans of ¥1,024 million for the fiscal year ended March 31, 2012, losses from the change in the fair value of the loans of ¥628 million for the fiscal year ended March 31, 2013 and gains from the change in the fair value of the loans of ¥116 million for the fiscal year ended March 31, 2014. No gains or losses were

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

recognized in earnings during the fiscal year ended March 31, 2012, the fiscal year ended March 31, 2013 and the fiscal year ended March 31, 2014 attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value at March 31, 2013, were ¥15,535 million and ¥16,026 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥491 million. The amounts of aggregate unpaid principal balance and aggregate fair value at March 31, 2014, were ¥12,024 million and ¥12,631 million, respectively, and the amount of the aggregate fair value exceeded the amount of aggregate unpaid principal balance by ¥607 million. As of March 31, 2013 and 2014, there were no loans that were 90 days or more past due, in non-accrual status, or both.

*2	A subsidiary that has newly become a consolidated subsidiary of the Company during this fiscal year elected the fair value option under ASC 825 (“Financial Instruments”) for investments in equity securities included in available-for-sale securities. Included in brokerage commissions and net gains on investment securities in the consolidated statements of income were gains from the change in the fair value of those investments of ¥333 million for the fiscal year ended March 31, 2014. The amount of aggregate fair value elected the fair value option is ¥5,116 million as of March 31, 2014.
*3	A subsidiary and another company that have newly become a consolidated subsidiary of the Company during this fiscal year elected the fair value option under ASC 825 (“Financial Instruments”) for investments in some funds. Included in brokerage commissions and net gains on investment securities in the consolidated statements of income were gains from the change in the fair value of those investments of ¥670 million for the fiscal year ended March 31, 2013 and ¥1,412 million for the fiscal year ended March 31, 2014. The amounts of aggregate fair value elected the fair value option were ¥5,800 million and ¥6,317 million as of March 31, 2013 and 2014, respectively.

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the fiscal years ended March 31, 2013 and 2014, there were no transfers between Level 1 and Level 2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table presents the reconciliation of financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during fiscal year 2012, 2013 and 2014:

	2012
	Millions of yen
	Balance at April 1, 2011	Gains or losses (realized/ unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net)*3	Balance at March 31, 2012	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2012*1
		Included in earnings*1	Included in other comprehensive Income*2	Total
Available-for-sale securities	¥315,676	¥(1,262)	¥1,443	¥181	¥63,980	¥(18,054)	¥(118,596)	¥468	¥243,655	¥(2,429)
Corporate debt securities	2,573	(18)	108	90	2,549	(431)	(2,337)	468	2,912	(35)
Specified bonds issued by SPEs in Japan	222,314	(3,066)	2,178	(888)	6,668	(9,625)	(79,317)	0	139,152	(3,397)
CMBS and RMBS in the U.S., and other asset-backed securities	85,283	1,822	(1,056)	766	49,072	(7,998)	(33,942)	0	93,181	1,003
Other debt securities	5,506	0	213	213	5,691	0	(3,000)	0	8,410	0
Derivative assets and liabilities (net)	2,946	2,159	0	2,159	0	0	188	0	5,293	2,159
Options held/written, caps held and other	3,134	2,159	0	2,159	0	0	0	0	5,293	2,159
Credit derivatives held/written	(188)	0	0	0	0	0	188	0	0	0

	2013
	Millions of yen
	Balance at April 1, 2012	Gains or losses (realized/ unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net)*3	Balance at March 31, 2013	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2013*1
		Included in earnings*1	Included in other comprehensive Income*2	Total
Available-for-sale securities	¥243,655	¥(9,225)	¥7,693	¥(1,532)	¥19,294	¥(10,564)	¥(113,875)	¥0	¥136,978	¥(9,783)
Corporate debt securities	2,912	(508)	908	400	3,942	(432)	(298)	0	6,524	(456)
Specified bonds issued by SPEs in Japan	139,152	(9,228)	(15)	(9,243)	5,419	(9)	(72,075)	0	63,244	(8,095)
CMBS and RMBS in the U.S., and other asset-backed securities	93,181	(369)	5,381	5,012	9,933	(7,725)	(41,502)	0	58,899	(1,232)
Other debt securities	8,410	880	1,419	2,299	0	(2,398)	0	0	8,311	0
Other securities	0	670	825	1,495	5,018	(713)	0	0	5,800	670
Investment funds	0	670	825	1,495	5,018	(713)	0	0	5,800	670
Derivative assets and liabilities (net)	5,293	(3,194)	0	(3,194)	0	0	0	0	2,099	(3,194)
Options held/written, caps held and other	5,293	(3,194)	0	(3,194)	0	0	0	0	2,099	(3,194)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	2014
	Millions of yen
	Balance at April 1, 2013	Gains or losses (realized/ unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net)*3	Balance at March 31, 2014	Change in unrealized gains or losses included in earnings for assets and liabilities still held at March 31, 2014*1
		Included in earnings*1	Included in other comprehensive Income*2	Total
Available-for-sale securities	¥136,978	¥4,364	¥4,056	¥8,420	¥56,202	¥(13,817)	¥(103,782)	¥0	¥84,001	¥180
Corporate debt securities	6,524	416	(356)	60	0	(1,325)	(4,598)	0	661	0
Specified bonds issued by SPEs in Japan	63,244	327	839	1,166	0	(36)	(57,602)	0	6,772	5
CMBS and RMBS in the U.S., and other asset- backed securities	58,899	3,621	1,334	4,955	55,202	(12,456)	(41,582)	0	65,018	175
Other debt securities	8,311	0	2,239	2,239	1,000	0	0	0	11,550	0
Other securities	5,800	1,767	584	2,351	2,013	(3,824)	(23)	0	6,317	1,767
Investment funds	5,800	1,767	584	2,351	2,013	(3,824)	(23)	0	6,317	1,767
Derivative assets and liabilities (net)	2,099	2,987	0	2,987	0	0	(2,600)	0	2,486	2,987
Options held/written and other	2,099	2,987	0	2,987	0	0	(2,600)	0	2,486	2,987
Accounts payable	0	2,343	0	2,343	5,176	0	0	0	2,833	2,343
Contingent consideration	0	2,343	0	2,343	5,176	0	0	0	2,833	2,343

*1	Principally, gains and losses from available-for-sale securities are included in “brokerage commissions and net gains on investment securities”, “write-downs of securities” or “life insurance premiums and related investment income”; other securities are included in “brokerage commissions and net gains on investment securities” and derivative assets and liabilities (net) are included in “other operating revenues/expenses,” and gains from accounts payable are included in “other operating revenues”. Also, for available-for-sale securities, amortization of interest recognized in interest on loans and investment securities is included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities.”
*3	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

In fiscal 2012, ¥468 million of Corporate debt securities was transferred from Level 2 to Level 3 due to a certain market becoming inactive. There were no transfers from Level 3 in fiscal 2012.

There were no transfers in or out of Level 3 in fiscal 2013 and 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table presents recorded amounts of assets measured at fair value on a nonrecurring basis as of March 31, 2013 and 2014. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment:

	March 31, 2013
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥60,564	¥0	¥0	¥60,564
Investment in operating leases and other operating assets	21,960	0	0	21,960
Land and buildings undeveloped or under construction	11,845	0	0	11,845
Certain investment in affiliates	3,704	0	0	3,704

	¥98,073	¥0	¥0	¥98,073

	March 31, 2014
	Millions of yen
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥39,866	¥0	¥0	¥39,866
Investment in operating leases and other operating assets	60,665	0	0	60,665
Land and buildings undeveloped or under construction	18,237	0	0	18,237

	¥118,768	¥0	¥0	¥118,768

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

A subsidiary and another company which has newly become a consolidated subsidiary of the Company during this fiscal year elected the fair value option for investments in some funds. These investment funds for which the fair value option is elected are classified as Level 3, because the subsidiaries measure their fair value using discounted cash flow methodologies or discounting to net asset value based on inputs that are unobservable in the market.

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

Contingent consideration

The Company will be required to pay certain contingent consideration described in Note 3 (Acquisitions) depending on the future performance of a certain asset management business of the acquired subsidiary, and the Company recognizes a liability for the contingent consideration at its estimated fair value. The fair value of the contingent consideration is classified as Level 3 because the Company measures its fair value using a Monte Carlo model based on inputs that are unobservable in the market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Information about Level 3 Fair Value Measurements

The following table provides information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets or liabilities measured at fair value on a recurring basis as of March 31, 2013 and 2014.

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
				(12.3%)

	¥144,877

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2014
	Millions of yen	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
	Fair Value
Financial Assets:
Available-for-sale securities Corporate debt securities	¥661	Appraisals/Broker quotes	—	—
Specified bonds issued by SPEs in Japan	3,627	Discounted cash flows	Discount rate	1.0% – 11.1%
				(4.5%)
	3,145	Appraisals/Broker quotes	—	—
CMBS and RMBS in the U.S., and other asset-backed securities	22,991	Discounted cash flows	Discount rate	4.1% – 38.0%
				(18.1%)
			Probability of default	0.0% – 18.1%
				(0.6%)
	42,027	Appraisals/Broker quotes	—	—

Other debt securities	11,550	Discounted cash flows	Discount rate	12.0%
				(12.0%)
Other securities
Investment funds	6,317	Internal cash flows	Discount rate	15.0% – 32.0%
				(20.1%)
Derivative assets
Options written and other	2,486	Discounted cash flows	Discount rate	10.0% – 15.0%
				(11.5%)

	¥92,804

Financial Liabilities:
Accounts payable Contingent consideration	¥2,833	Monte Carlo simulation	Discount rate	16.0%
				(16.0%)

	¥2,833

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis as of March 31, 2013 and 2014.

	March 31, 2013
	Millions of yen	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
	Fair Value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥60,564	Discounted cash flows	Discount rate	5.4% – 19.0%
				(8.4%)
		Direct capitalization	Capitalization rate	5.0% – 21.0%
				(10.7%)
Investment in operating leases and other operating assets	21,960	Discounted cash flows	Discount rate	4.4% – 12.7%
				(6.9%)
Land and buildings undeveloped or under construction	11,845	Discounted cash flows	Discount rate	4.7% – 9.6%
				(6.6%)
Certain investment in affiliates	3,704	Discounted cash flows	Discount rate	5.0% – 9.2%
				(8.8%)

	¥98,073

	March 31, 2014
	Millions of yen	Valuation Technique(s)	Significant Unobservable Inputs	Range (Weighted Average)
	Fair Value
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	39,866	Discounted cash flows	Discount rate	5.3% – 19.0%
				(10.2%)
		Direct capitalization	Capitalization rate	5.6% – 19.0%
				(10.3%)
Investment in operating leases and other operating assets	60,665	Discounted cash flows	Discount rate	5.2% – 11.0%
				(5.6%)
Land and buildings undeveloped or under construction	18,237	Discounted cash flows	Discount rate	3.9% – 9.9%
				(7.1%)

	¥118,768

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

3. Acquisitions

(1) Robeco Groep N.V. acquisition

On July 1, 2013, the Company acquired approximately 90.01% of the total voting equity interests of Robeco Groep N.V. (Head office: Rotterdam, the Netherlands, hereinafter, “Robeco”) from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Head office: Utrecht, the Netherlands, hereinafter, “Rabobank”). As a result, Robeco has become a consolidated subsidiary of the Company. Robeco, a mid-size global asset manager, offers a mix of investment solutions in a broad range of strategies to institutional and private investors worldwide.

The total amount of the acquisition consideration was ¥255,900 million. The initial consideration of ¥250,724 million was paid by ¥231,316 million in cash and 13,902,900 shares issued out of treasury, valued at ¥19,408 million. The 13,902,900 shares issued to Rabobank as part of the total consideration was determined based on the closing price of ¥1,396 of the Company’s common share on the Tokyo Stock Exchange on July 1, 2013 in accordance with the share purchase agreement executed between the Company and Rabobank as of February 19, 2013. In addition, the Company will be required to pay contingent consideration depending on the future performance of a certain section of asset management business for each of Robeco’s fiscal year until the fiscal year ending in December 2015. The estimated fair value of such contingent consideration was ¥5,176 million, which is included in the total consideration transferred. The Company believes that the change in such consideration is not expected to be significant. The estimated fair value of the contingent consideration was ¥2,833 million as of March 31, 2014 with the difference of ¥2,343 million being included as part of other operating revenues in the Company’s consolidated statement of income.

Transaction costs of ¥2,039 million are included in selling, general and administrative expenses in the Company’s consolidated statement of income.

Through this acquisition, the Company aims to expand its global asset management business as one of the measures to pursue new business models by combining finance with related services. The rationales for the Company’s acquisition of Robeco include the strength of Robeco’s global brand, the diversity of its businesses across asset classes and regions, the breadth of its global distribution network and the experience of its investment teams. As a well-managed and relatively autonomous group of businesses with a good performance record, Robeco is the ideal vehicle for the Company to pursue its ambitions in global asset management. Growth opportunities also exist in the pension and asset management markets in Asia and the Middle East, where the Company has an established network.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company allocates the acquisition consideration to Robeco’s respective assets acquired and liabilities assumed, and records the identified assets, liabilities and noncontrolling interest based on their fair values at the acquisition date by the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”). The fair value of noncontrolling interest is estimated based on the acquisition consideration taking into account an appraised value using a market approach (business enterprise value multiples).

The acquisition accounting has not been completed as of June 26, 2014. Although certain items, including pension accounting, are still pending further evaluation, the final purchase price allocations are not expected to differ materially from the current valuation. The following table provides preliminary fair value amounts allocated to assets acquired and liabilities assumed of Robeco.

Millions of yen
Fair value amounts of assets, liabilities and noncontrolling interest
Cash and Cash Equivalents	¥43,737
Investment in Securities	3,325
Investment in Affiliates	931
Other Receivables	17,938
Prepaid Expenses	1,908
Office Facilities	1,839
Other Assets	372,926
Total Assets	442,604

Trade Notes, Accounts Payable and Other Liabilities	6,529
Accrued Expenses	50,222
Current and Deferred Income Taxes	71,087
Long-Term Debt	31,016
Total Liabilities	158,854

Noncontrolling interests	27,850

Net	¥255,900

Goodwill with a preliminary fair value of ¥131,780 million, and other intangible assets of ¥205,730 million that were identified in connection with the acquisition are included in other assets in the above table and the Company’s consolidated balance sheet as of March 31, 2014. The goodwill is calculated as the excess of consideration transferred and the fair value of noncontrolling interest over the net assets recognized at fair value. The Company calculated the amount of goodwill based on estimates of fair value of assets acquired, liabilities assumed and noncontrolling interest. The goodwill represents the future growth of the ORIX Group from new revenue streams arising from the consolidation of Robeco and synergies with the existing Company’s assets and businesses. The goodwill is not deductible for tax purposes. The goodwill and other intangible assets recorded in connection with this acquisition are included in the Overseas Business segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other intangible assets recognized in this acquisition consist of the following:

	Millions of yen	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangible assets not subject to amortization:
Asset management contracts	¥152,680	—
Trade names	18,115	—

	170,795

Intangibles subject to amortization:
Customer relationships	32,994	7
Software	1,941	7

	34,935

Total	¥205,730

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2012, the beginning of the fiscal year ended March 31, 2013:

	Millions of yen
	March 31, 2013	March 31, 2014
Total revenues	¥1,162,081	¥1,371,773
Income from Continuing Operations	130,050	187,765

Total revenues and income from continuing operations of Robeco included in the Company’s consolidated statement of income for the year ended March 31, 2014 are ¥111,027 million and ¥17,251 million, respectively.

The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date. The unaudited supplemental pro forma financial information does not include nonrecurring costs directly attributable to the acquisition, such as certain professional fees, that would not have been incurred had the acquisition not occurred.

(2) DAIKYO INCORPORATED acquisition

In March, 2005, the Company entered into a capital alliance with DAIKYO INCORPORATED (Head office: Shibuya-ku, Tokyo, Japan, hereinafter, “DAIKYO”), which operates condominium development and management businesses. In connection with the capital alliance, the Company acquired 133,720,000 shares of DAIKYO’s common stock, 10,000,000 shares of type-1 preferred stock, 15,000,000 shares of type-2 preferred stock and 25,000,000 shares of type-4 preferred stock. In June, 2008, DAIKYO redeemed certain of type-2 preferred stock and type-4 preferred stock held by the Company. Furthermore, in March 2009, the Company subscribed 25,000,000 shares of type-7 preferred stock and acquired 23,598,144 shares of type-8 preferred stock of DAIKYO. Since entering into the capital alliance, DAIKYO has shifted its business model from one focusing on “Flow business”, such as development and sale of condominiums, to one that achieves a balance between “Flow business” and “Stock business”, such as asset management and brokerage of condominiums. As a result of the shift, DAIKYO has developed business platforms that generate more stable financial performance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

On February 27, 2014, to increase earnings from its investment, the Company has exercised its conversion rights attached to all type-2 preferred stock, type-4 preferred stock, type-7 preferred stock and type-8 preferred stock of DAIKYO held by the Company. As a result, the Company acquired additional 398,204,999 shares of common stock of DAIKYO. Following the conversion, its voting rights in DAIKYO increased from 31.7% to 64.1% and DAIKYO became a consolidated subsidiary of the Company from an equity-method affiliate. There was no additional capital investment in DAIKYO in conjunction with the exercise of the acquisition rights.

Transaction costs of ¥23 million are included in selling, general and administrative expenses in the Company’s consolidated statement of income.

Prior to the exercise of the acquisition rights in February 2014, the Company’s interest in DAIKYO was accounted for under the equity-method of accounting. As a result of this step acquisition, the Company remeasured its previously held equity interest at its fair value of ¥124,606 million which was calculated based primarily on the market price of the common shares on an as-if converted basis adjusted for any control premium, and the Company recognized a gain of ¥58,435 million included in gains on sales of subsidiaries and affiliates and liquidation losses, net in the consolidated statement of income.

The Company allocates the acquisition considerations in the amount of ¥124,606 million to DAIKYO’s respective assets acquired and liabilities assumed and records the identified assets, liabilities and noncontrolling interest based on their fair values at the acquisition date using the acquisition method of accounting in accordance with ASC 805 (“Business Combinations”). The fair value of noncontrolling interest is measured based on the market price of the common shares held by noncontrolling shareholders as of the acquisition date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides preliminary fair value amounts allocated to assets acquired and liabilities assumed from DAIKYO. The acquisition occurred during the three months ended March 31, 2014, and purchase price allocation has not yet been finalized as of June 26, 2014. Because the fair value measurements of these assets and liabilities require estimates based on various assumptions, the provisional amounts are subject to change as more information about facts and circumstances that existed at the acquisition date becomes available.

Millions of yen
Provisional fair value amounts of assets, liabilities and noncontrolling interest
Cash and Cash Equivalents	¥105,328
Investment in Operating Leases	3,710
Investment in Securities	1,438
Investment in Affiliates	44,628
Other Receivables	17,284
Inventories	102,400
Prepaid Expenses	785
Office Facilities	9,274
Other Assets	73,390
Total Assets	358,237

Short-Term Debt	1,647
Trade Notes, Accounts Payable and Other Liabilities	63,909
Accrued Expenses	17,971
Current and Deferred Income Taxes	5,288
Security Deposits	6,289
Long-Term Debt	69,790
Total Liabilities	164,894

Noncontrolling interests	68,737

Net	¥124,606

Goodwill and other intangible assets with a total preliminary fair value of ¥43,426 million was identified in the acquisition are included in other assets in the above table and the Company’s consolidated balance sheet as of March 31, 2014. The goodwill is calculated as the excess of consideration transferred and the fair value of noncontrolling interest over the net assets recognized at fair value. The Company calculated the amount of goodwill based on preliminary estimates of fair value of assets acquired, liabilities assumed and noncontrolling interest. The completion of the purchase price allocation could result in an adjustment to the amount of goodwill and other intangible assets. However, such an adjustment, if any, is not expected to have a significant effect on the Company’s consolidated statement of income. The goodwill represents the future growth of the ORIX Group from new revenue streams arising from the consolidation of DAIKYO and synergies with the existing Company’s assets and businesses. The goodwill is not deductible for tax purposes. The goodwill and other intangible assets recorded in connection with this acquisition are included in the Investment and Operation segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company and its subsidiaries as though the acquisition had occurred as of April 1, 2012, the beginning of the fiscal year ended March 31, 2013:

	Millions of yen
	March 31, 2013	March 31, 2014
Total revenues	¥1,336,271	¥1,617,195
Income from Continuing Operations	133,572	203,243

There are no total revenues and income from continuing operations of DAIKYO after acquisition included in the Company’s consolidated statement of income for the fiscal year ended March 31, 2014.

The unaudited supplemental pro forma financial information is based on estimates and assumptions, that the Company believes are reasonable and should not be taken as indicative of what the Company’s consolidated financial results would have been had the acquisition been completed on that date.

Because the acquisition of DAIKYO was made near the fiscal year-end, the Company has not completed substantially all of the acquisition accounting as of June 26, 2014.

(3) Other acquisitions

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

During fiscal 2013, the Company and its subsidiaries acquired entities for a total cost of ¥70,537 million, which was paid in cash. In accordance with the finalization of purchase price allocation during fiscal 2014, the amount of goodwill was adjusted from ¥34,429 million to ¥24,114 million, of which ¥6,964 million is deductible for income tax calculation purposes. The amount of acquired intangible assets other than goodwill recognized in these transactions was adjusted from ¥14,491 million to ¥29,090 million. The acquisitions were mainly included in the Retail segment and the Investment and Operation segment.

During fiscal 2014, the Company and its subsidiaries acquired entities, other than Robeco and DAIKYO, for a total cost of ¥62,565 million, which was paid mainly in cash. Goodwill initially recognized in these transactions amounted to ¥39,507 million, of which ¥1,184 million is deductible for income tax calculation purposes. The amount of acquired intangible assets other than goodwill recognized was ¥1,343 million. The Company reflected certain preliminary estimates with respect to the fair value of the underlying net assets of these entities in determining amounts of the goodwill. The amount of the goodwill and intangible assets other than goodwill could possibly be adjusted because certain of these acquisitions were made near the fiscal year-end and the purchase price allocations have not completed yet. The acquisitions were mainly included in the Corporate Financial Services segment, the Investment and Operation segment and the Overseas Business segment.

The segment in which goodwill is allocated is disclosed in Note 13 (“Goodwill and Other Intangible Assets”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

4. Cash Flow Information

Cash payments during fiscal 2012, 2013 and 2014 are as follows:

	Millions of yen
	2012	2013	2014
Cash payments:
Interest	¥116,271	¥105,308	¥88,343
Income taxes	49,190	11,955	32,831

Non-cash activities in fiscal 2012, 2013 and 2014 are as follows.

In fiscal 2012, 2013 and 2014, real estate under operating leases of ¥90,398 million, ¥49,396 million and ¥50,820 million, respectively, were recognized with the corresponding amounts of installment loans and investment in securities being derecognized as a result of acquiring real estate collateral. In fiscal 2014, other assets of ¥8,741 million were also recognized with the corresponding amounts of installment loans and investment in securities being derecognized as a result of acquiring real estate collateral.

In fiscal 2013, both assets and liabilities were decreased ¥33,847 million, in the Company’s consolidated balance sheet due to deconsolidation by the Company of certain VIEs which had been consolidated. The derecognized assets mainly consist of investment in operating leases and investment in securities, and the derecognized liabilities mainly consist of long-term debt. In fiscal 2014, assets and liabilities were decreased by ¥155,918 million and ¥170,869 million, respectively, in the Company’s consolidated balance sheet due to deconsolidation by a subsidiary of certain VIEs which had been consolidated. The derecognized assets mainly consist of installment loans and investment in securities, and the derecognized liabilities mainly consist of long-term debt. These assets and liabilities were not included in cash flows from investing activities or financing activities in the consolidated statements of cash flows because they did not involve cash transactions.

As non-cash financing activities, ¥99,773 million and ¥49,944 million of convertible bonds were converted to common stock in fiscal 2013 and 2014, respectively.

In addition, the Company and its subsidiaries recognized identifiable assets acquired and liabilities assumed at their fair values in connection with the acquisitions, details of which are provided in Note 3 “Acquisitions.”

5. Investment in Direct Financing Leases

Investment in direct financing leases at March 31, 2013 and 2014 consists of the following:

	Millions of yen
	2013	2014
Total Minimum lease payments to be received	¥1,167,170	¥1,282,872
Less : Estimated executory costs	(60,802)	(61,723)
Minimum lease payments receivable	1,106,368	1,221,149
Estimated residual value	27,141	27,351
Initial direct costs	5,212	5,157
Unearned lease income	(149,341)	(159,584)

	¥989,380	¥1,094,073

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Minimum lease payments receivable are due in periodic installments through fiscal 2035. At March 31, 2014, the amounts due in each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2015	¥407,807
2016	286,155
2017	199,129
2018	119,182
2019	66,361
Thereafter	142,515

Total	¥1,221,149

Gains and losses from the disposition of direct financing lease assets, which were included in direct financing leases revenues, were not significant for fiscal 2012, 2013 and 2014.

6. Investment in Operating Leases

Investment in operating leases at March 31, 2013 and 2014 consists of the following:

	Millions of yen
	2013	2014
Transportation equipment	¥752,020	¥845,820
Measuring and information-related equipment	216,026	228,386
Real estate	817,330	712,828
Other	18,020	17,799

	1,803,396	1,804,833
Accumulated depreciation	(431,329)	(449,435)

Net	1,372,067	1,355,398
Accrued rental receivables	23,466	20,288

	¥1,395,533	¥1,375,686

Gains and losses from the disposition of real estate under operating leases are disclosed separately as gains on sales of real estate under operating leases or income from discontinued operations, net in the accompanying consolidated statements of income.

For fiscal 2012, 2013 and 2014, gains on sales of operating lease assets other than real estate are ¥14,721 million, ¥14,032 million and ¥17,820 million, respectively, and are included in operating lease revenues.

Costs of operating leases include depreciation and various expenses (insurance, property tax and other). Depreciation and various expenses for fiscal 2012, 2013 and 2014 are as follows:

	Millions of yen
	2012	2013	2014
Depreciation expenses	¥135,197	¥145,928	¥166,234
Various expenses	46,207	48,501	49,655

	¥181,404	¥194,429	¥215,889

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The operating lease contracts include non-cancelable lease terms that range up to 23 years. The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen
2015	¥170,645
2016	115,619
2017	83,607
2018	55,204
2019	31,553
Thereafter	65,145

Total	¥521,773

7. Installment Loans

The composition of installment loans by domicile and type of borrower at March 31, 2013 and 2014 is as follows:

	Millions of yen
	2013	2014
Borrowers in Japan:
Consumer—
Housing loans	¥912,651	¥973,439
Card loans	225,707	228,868
Other	26,967	24,875

	1,165,325	1,227,182

Corporate—
Real estate companies	245,465	228,062
Non-recourse loans	134,440	72,625
Commercial, industrial and other companies	442,146	409,846

	822,051	710,533

Overseas:
Non-recourse loans	434,517	101,579
Commercial, industrial companies and other	198,477	222,920

	632,994	324,499
Purchased loans*	70,801	53,341

	¥2,691,171	¥2,315,555

*	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).

Generally, installment loans are made under agreements that require the borrower to provide collateral or guarantors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2014, the contractual maturities of installment loans (except purchased loans) for each of the next five years and thereafter are as follows:

Years ending March 31,	Millions of yen
2015	¥509,601
2016	243,109
2017	217,104
2018	170,556
2019	171,551
Thereafter	950,293

Total	¥2,262,214

Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥132,719 million, ¥144,458 million and ¥118,287 million fiscal 2012, 2013 and 2014, respectively.

Certain loans, for which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option under ASC 825 (“Financial Instruments”) was elected. A subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) on its loans held for sale originated on or after October 1, 2011. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale, and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

Loans held for sale are included in installment loans, and the outstanding balances of these loans as of March 31, 2013 and March 31, 2014 were ¥17,939 million and ¥14,267 million, respectively. There were ¥16,026 million and ¥12,631 million of loans held for sale as of March 31, 2013 and 2014, respectively, measured at fair value by electing the fair value option.

For loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely, ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”) requires that the investor recognize the excess of the loan’s cash flows expected at acquisition over the investor’s initial investment as interest income on the level-yield basis over the remaining life of the purchased loan (“accretable yield”). ASC 310-30, however, does not prohibit placing loans on non-accrual status subsequent to acquisition, including use of the cost recovery or cash basis methods of income recognition when it is not appropriate to recognize the accretable yield, such as when the investor does not have sufficient information to reasonably estimate cash flows expected to be collected to compute the accretable yield.

Purchased loans acquired by the Company and its subsidiaries are generally characterized by extended period of non-performance by the borrower, and it is difficult to reliably estimate the amount, timing, or nature of collections. Because such loans are commonly collateralized by real estate, the Company and its subsidiaries may pursue various approaches to maximizing the return from the collateral, including arrangement of borrower’s negotiated transaction of such collateral before foreclosure, the renovation, refurbishment or the sale of such loans to third parties. Accordingly, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans. The total carrying amounts of these purchased loans were ¥70,801 million and ¥53,341 million as of March 31, 2013 and 2014, respectively, and the fair value at the acquisition date of purchased loans acquired during fiscal 2013 and 2014 were ¥5,672 million and ¥4,742 million, respectively.

When it is probable that the Company and its subsidiaries will be unable to collect all book value, the Company and its subsidiaries consider purchased loans impaired, and a valuation allowance for the excess amount of the book value over the estimated recoverable amount of the loans is provided. For most cases, the recoverable amount is estimated based on the collateral value. Purchased loans for which valuation allowances were provided amounted to ¥29,107 million and ¥23,075 million as of March 31, 2013 and 2014, respectively.

Changes in the allowance for uncollectible accounts relating to the purchased loans for fiscal 2012, 2013 and 2014 are as follows:

	Millions of yen
	2012	2013	2014
Beginning balance	¥17,455	¥19,825	¥15,316
Provision charged to income	3,188	4,649	2,532
Charge-offs	(793)	(9,412)	(3,921)
Recoveries	0	0	111
Other*	(25)	254	110

Ending balance	¥19,825	¥15,316	¥14,148

*	Other includes foreign currency translation adjustments.

The above-mentioned amounts are included in the allowance for doubtful receivables on direct financing leases and probable loan losses, see Note 8 (“Credit Quality of Financing Receivables and the Allowance for Credit Losses”).

8. Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries apply ASC 310 (“Receivables”), which requires an entity to provide the following information disaggregated by portfolio segment and class of financing receivable.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

The following table provides information about the allowance for credit losses for fiscal 2012, 2013 and 2014:

	March 31, 2012
	Millions of yen
	Loans
	Consumer	Corporate		Purchased loans*1	Direct financing leases	Total
		Non-recourse loans	Other
Allowance for Credit Losses:
Beginning balance	¥17,096	¥27,426	¥70,972	¥17,455	¥21,201	¥154,150
Provision charged to income	947	6,509	5,974	3,188	2,568	19,186
Charge-offs	(1,943)	(10,083)	(18,928)	(793)	(6,863)	(38,610)
Recoveries	43	16	2,212	0	80	2,351
Other*2	(3)	(363)	36	(25)	(134)	(489)

Ending balance	¥16,140	¥23,505	¥60,266	¥19,825	¥16,852	¥136,588

Individually evaluated for impairment	3,002	20,657	49,853	17,895	0	91,407
Not individually evaluated for impairment	13,138	2,848	10,413	1,930	16,852	45,181

Financing receivables:
Ending balance	¥881,483	¥775,465	¥995,246	¥97,559	¥900,886	¥3,650,639

Individually evaluated for impairment	9,021	82,957	166,889	34,907	0	293,774
Not individually evaluated for impairment	872,462	692,508	828,357	62,652	900,886	3,356,865

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2013
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans*1
		Non-recourse Loans	Other
Allowance for Credit Losses:
Beginning balance	¥16,140	¥23,505	¥60,266	¥19,825	¥16,852	¥136,588
Provision charged to income	809	(200)	2,335	4,649	2,423	10,016
Charge-offs	(3,050)	(7,384)	(20,566)	(9,412)	(4,409)	(44,821)
Recoveries	281	1	988	0	363	1,633
Other*3	346	795	(1,148)	254	601	848

Ending balance	¥14,526	¥16,717	¥41,875	¥15,316	¥15,830	¥104,264

Individually evaluated for impairment	3,190	14,620	34,206	13,135	0	65,151
Not individually evaluated for impairment	11,336	2,097	7,669	2,181	15,830	39,113

Financing receivables:
Ending balance	¥1,171,142	¥568,957	¥862,332	¥70,801	¥989,380	¥3,662,612

Individually evaluated for impairment	10,861	61,050	111,722	29,107	0	212,740
Not individually evaluated for impairment	1,160,281	507,907	750,610	41,694	989,380	3,449,872

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2014
	Millions of yen
	Loans					Total
	Consumer	Corporate		Purchased loans*1	Direct financing leases
		Non-recourse loans	Other
Allowance for Credit Losses:
Beginning balance	¥14,526	¥16,717	¥41,875	¥15,316	¥15,830	¥104,264
Provision charged to income	4,437	2,381	833	2,532	3,651	13,834
Charge-offs	(5,786)	(3,590)	(11,803)	(3,921)	(4,421)	(29,521)
Recoveries	290	140	798	111	70	1,409
Other*4	6	(6,601)	1,041	110	254	(5,190)

Ending balance	¥13,473	¥9,047	¥32,744	¥14,148	¥15,384	¥84,796

Individually evaluated for impairment	3,279	8,534	25,054	12,288	0	49,155
Not individually evaluated for impairment	10,194	513	7,690	1,860	15,384	35,641

Financing receivables:
Ending balance	¥1,236,414	¥174,204	¥837,329	¥53,341	¥1,094,073	¥3,395,361

Individually evaluated for impairment	11,796	24,902	76,051	23,075	0	135,824
Not individually evaluated for impairment	1,224,618	149,302	761,278	30,266	1,094,073	3,259,537

*1	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).
*2	Other mainly includes foreign currency translation adjustments, amounts reclassified to discontinued operations and decrease in allowance related to sales of a subsidiary.
*3	Other mainly includes foreign currency translation adjustments and decrease in allowance related to newly consolidated subsidiaries and sales of a subsidiary.
*4	Other mainly includes foreign currency translation adjustments and decrease in allowance related to newly consolidated subsidiaries. Additionally, Other in Non-recourse loans includes a decrease of ¥6,562 million due to the sale of controlling class interests of a certain VIE, which was formerly consolidated, to a third party and resulting in deconsolidation of that VIE.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

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

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off experience. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

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

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal, mainly based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the impaired loans as of March 31, 2013 and 2014:

	March 31, 2013
		Millions of Yen
Portfolio segment	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded*1:		¥52,798	¥52,768	¥0
Consumer borrowers		1,003	989	0
	Housing loans	1,003	989	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		51,795	51,779	0
Non-recourse loans	Japan	21,409	21,407	0
	U.S.	5,825	5,825	0
Other	Real estate companies	7,063	7,060	0
	Entertainment companies	6,148	6,147	0
	Other	11,350	11,340	0
Purchased loans		0	0	0
With an allowance recorded*2:		159,942	158,798	65,151
Consumer borrowers		9,858	9,828	3,190
	Housing loans	7,496	7,471	2,565
	Card loans	1,858	1,854	547
	Other	504	503	78
Corporate borrowers		120,977	119,863	48,826
Non-recourse loans	Japan	2,006	2,004	1,021
	U.S.	31,810	31,706	13,599
Other	Real estate companies	40,063	39,896	15,862
	Entertainment companies	5,889	5,843	2,118
	Other	41,209	40,414	16,226
Purchased loans		29,107	29,107	13,135

Total:		¥212,740	¥211,566	¥65,151

Consumer borrowers		10,861	10,817	3,190

	Housing loans	8,499	8,460	2,565

	Card loans	1,858	1,854	547

	Other	504	503	78

Corporate borrowers		172,772	171,642	48,826

Non-recourse loans	Japan	23,415	23,411	1,021

	U.S.	37,635	37,531	13,599

Other	Real estate companies	47,126	46,956	15,862

	Entertainment companies	12,037	11,990	2,118

	Other	52,559	51,754	16,226

Purchased loans		29,107	29,107	13,135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2014
		Millions of Yen
Portfolio segment	Class	Loans Individually Evaluated for Impairment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded*1:		¥25,049	¥25,025	¥0
Consumer borrowers		725	711	0
	Housing loans	725	711	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		24,324	24,314	0
Non-recourse loans	Japan	6,505	6,505	0
	U.S.	2,259	2,259	0
Other	Real estate companies	3,770	3,767	0
	Entertainment companies	2,614	2,613	0
	Other	9,176	9,170	0
Purchased loans		0	0	0
With an allowance recorded*2:		110,775	110,064	49,155
Consumer borrowers		11,071	11,010	3,279
	Housing loans	6,592	6,543	2,432
	Card loans	2,950	2,942	629
	Other	1,529	1,525	218
Corporate borrowers		76,629	75,979	33,588
Non-recourse loans	Japan	1,363	1,299	1,020
	U.S.	14,775	14,746	7,514
Other	Real estate companies	25,099	25,046	8,911
	Entertainment companies	5,213	5,172	1,801
	Other	30,179	29,716	14,342
Purchased loans		23,075	23,075	12,288

Total:		¥135,824	¥135,089	¥49,155

Consumer borrowers		11,796	11,721	3,279

	Housing loans	7,317	7,254	2,432

	Card loans	2,950	2,942	629

	Other	1,529	1,525	218

Corporate borrowers		100,953	100,293	33,588

Non-recourse loans	Japan	7,868	7,804	1,020

	U.S.	17,034	17,005	7,514

Other	Real estate companies	28,869	28,813	8,911

	Entertainment companies	7,827	7,785	1,801

	Other	39,355	38,886	14,342

Purchased loans		23,075	23,075	12,288

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for fiscal 2012, 2013 and 2014:

	March 31, 2012
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*1	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥8,933	¥226	¥204
	Housing loans	8,933	226	204
	Other	0	0	0
Corporate borrowers		252,683	4,506	3,976
Non-recourse loans	Japan	30,021	367	311
	U.S.	41,399	794	695
Other	Real estate companies	84,121	1,243	1,102
	Entertainment companies	25,796	724	711
	Other	71,346	1,378	1,157
Purchased loans		34,063	0	0

Total		¥295,679	¥4,732	¥4,180

	March 31, 2013
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*1	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥9,586	¥209	¥168
	Housing loans	8,635	188	152
	Card loans	771	16	12
	Other	180	5	4
Corporate borrowers		221,136	4,259	3,968
Non-recourse loans	Japan	37,282	216	211
	U.S.	41,903	1,726	1,726
Other	Real estate companies	62,265	889	804
	Entertainment companies	16,443	364	322
	Other	63,243	1,064	905
Purchased loans		29,217	0	0

Total		¥259,939	¥4,468	¥4,136

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2014
		Millions of yen
Portfolio segment	Class	Average Recorded Investments in Impaired Loans*1	Interest Income on Impaired Loans	Interest on Impaired Loans Collected in Cash
Consumer borrowers		¥11,445	¥295	¥230
	Housing loans	8,004	231	178
	Card loans	2,453	38	31
	Other	988	26	21
Corporate borrowers		134,927	4,146	3,449
Non-recourse loans	Japan	15,897	234	219
	U.S.	23,119	667	667
Other	Real estate companies	38,733	1,154	990
	Entertainment companies	10,277	509	343
	Other	46,901	1,582	1,230
Purchased loans		25,588	0	0

Total		¥171,960	¥4,441	¥3,679

*1	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2013 and 2014:

	March 31, 2013
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,152,536	¥10,861	¥7,745	¥18,606	¥1,171,142
	Housing loans	901,895	8,499	6,397	14,896	916,791
	Card loans	223,130	1,858	719	2,577	225,707
	Other	27,511	504	629	1,133	28,644
Corporate borrowers		1,258,517	172,772	0	172,772	1,431,289
Non-recourse loans	Japan	111,025	23,415	0	23,415	134,440
	U.S.	396,882	37,635	0	37,635	434,517
Other	Real estate companies	229,555	47,126	0	47,126	276,681
	Entertainment companies	109,222	12,037	0	12,037	121,259
	Other	411,833	52,559	0	52,559	464,392
Purchased loans		41,694	29,107	0	29,107	70,801
Direct financing leases		973,574	0	15,806	15,806	989,380
	Japan	680,351	0	12,234	12,234	692,585
	Overseas	293,223	0	3,572	3,572	296,795

Total		¥3,426,321	¥212,740	¥23,551	¥236,291	¥3,662,612

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2014
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers		¥1,218,469	¥11,796	¥6,149	¥17,945	¥1,236,414
	Housing loans	968,269	7,317	4,211	11,528	979,797
	Card loans	225,198	2,950	720	3,670	228,868
	Other	25,002	1,529	1,218	2,747	27,749
Corporate borrowers		910,580	100,953	0	100,953	1,011,533
Non-recourse loans	Japan	64,757	7,868	0	7,868	72,625
	U.S.	84,545	17,034	0	17,034	101,579
Other	Real estate companies	217,096	28,869	0	28,869	245,965
	Entertainment companies	99,057	7,827	0	7,827	106,884
	Other	445,125	39,355	0	39,355	484,480
Purchased loans		30,266	23,075	0	23,075	53,341
Direct financing leases		1,080,186	0	13,887	13,887	1,094,073
	Japan	751,877	0	9,560	9,560	761,437
	Overseas	328,309	0	4,327	4,327	332,636

Total		¥3,239,501	¥135,824	¥20,036	¥155,860	¥3,395,361

Note:	Loans held for sale are not included in the table above.

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose repayment is past-due 90 days or more, financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans and card loans which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2013 and 2014:

	March 31, 2013
		Millions of yen
		Past-Due Financing Receivables
Portfolio segment	Class	30-89 Days Past-Due	90 Days or More Past-Due	Total Past-Due	Total Financing Receivables	Non-Accrual
Consumer borrowers		¥4,699	¥12,170	¥16,869	¥1,171,142	¥12,170
	Housing loans	3,650	10,422	14,072	916,791	10,422
	Card loans	738	1,078	1,816	225,707	1,078
	Other	311	670	981	28,644	670
Corporate borrowers		64,539	73,876	138,415	1,431,289	73,876
Non-recourse loans	Japan	0	15,211	15,211	134,440	15,211
	U.S.	59,532	7,516	67,048	434,517	7,516
Other	Real estate companies	1,324	23,921	25,245	276,681	23,921
	Entertainment companies	437	1,542	1,979	121,259	1,542
	Other	3,246	25,686	28,932	464,392	25,686
Direct financing leases		5,480	15,806	21,286	989,380	15,806
	Japan	1,467	12,234	13,701	692,585	12,234
	Overseas	4,013	3,572	7,585	296,795	3,572

Total		¥74,718	¥101,852	¥176,570	¥3,591,811	¥101,852

	March 31, 2014
		Millions of yen
		Past-Due Financing Receivables
Portfolio segment	Class	30- 89 Days Past-Due	90 Days or More Past-Due	Total Past-Due	Total Financing Receivables	Non-Accrual
Consumer borrowers		¥4,477	¥10,542	¥15,019	¥1,236,414	¥10,542
	Housing loans	3,157	8,009	11,166	979,797	8,009
	Card loans	731	1,204	1,935	228,868	1,204
	Other	589	1,329	1,918	27,749	1,329
Corporate borrowers		20,977	45,372	66,349	1,011,533	58,298
Non-recourse loans	Japan	1,364	5,418	6,782	72,625	5,418
	U.S.	17,470	3,687	21,157	101,579	14,432
Other	Real estate companies	149	13,005	13,154	245,965	13,005
	Entertainment companies	1,195	1,297	2,492	106,884	1,297
	Other	799	21,965	22,764	484,480	24,146
Direct financing leases		6,365	13,887	20,252	1,094,073	13,887
	Japan	1,563	9,560	11,123	761,437	9,560
	Overseas	4,802	4,327	9,129	332,636	4,327

Total		¥31,819	¥69,801	¥101,620	¥3,342,020	¥82,727

Note:	Loans held for sale and purchases loans are not included in the table above.

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

The following table provides information about troubled debt restructurings of financing receivables that occurred during fiscal 2012, 2013 and 2014:

	March 31, 2012
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥1,867	¥1,690
	Housing loans	1,867	1,690
Corporate borrowers		27,471	26,112
Non-recourse loans	Japan	943	943
	U.S.	7,783	7,518
Other	Real estate companies	6,436	5,636
	Other	12,309	12,015

Total		¥29,338	¥27,802

	March 31, 2013
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥3,580	¥2,396
	Housing loans	1,290	894
	Card loans	1,649	1,081
	Other	641	421
Corporate borrowers		17,970	17,544
Non-recourse loans	Japan	5,180	5,180
	U.S.	10,036	10,036
Other	Real estate companies	967	861
	Other	1,787	1,467

Total		¥21,550	¥19,940

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	March 31, 2014
		Millions of yen
Portfolio segment	Class	Pre-modification Outstanding Recorded Investment	Post-modification Outstanding Recorded Investment
Consumer borrowers		¥3,899	¥2,586
	Housing loans	724	334
	Card loans	1,898	1,391
	Other	1,277	861
Corporate borrowers		14,135	11,097
Non-recourse loans	Japan	4,745	2,608
	U.S.	4,809	4,723
Other	Real estate companies	328	276
	Entertainment companies	779	509
	Other	3,474	2,981

Total		¥18,034	¥13,683

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2012 and for which there was a payment default during fiscal 2012:

	March 31, 2012
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥392
	Housing loans	392
Corporate borrowers		2,331
Non-recourse loans	U.S.	409
Other	Other	1,922

Total		¥2,723

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2013 and for which there was a payment default during fiscal 2013:

	March 31, 2013
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥383
	Housing loans	369
	Card loans	12
	Other	2
Corporate borrowers		92
Other	Other	92

Total		¥475

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from March 31, 2014 and for which there was a payment default during fiscal 2014:

	March 31, 2014
		Millions of yen
Portfolio segment	Class	Recorded Investment
Consumer borrowers		¥57
	Housing loans	18
	Card loans	31
	Other	8
Corporate borrowers		565
Non-recourse loans	U.S.	497
Other	Real estate companies	42
	Other	26

Total		¥622

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

9. Investment in Securities

Investment in securities at March 31, 2013 and 2014 consists of the following:

	Millions of yen
	2013	2014
Trading securities	¥33,041	¥16,079
Available-for-sale securities	757,299	881,606
Held-to-maturity securities	89,451	96,731
Other securities	213,877	220,160

Total	¥1,093,668	¥1,214,576

Gains and losses realized from the sale of trading securities and net unrealized holding gains (losses) on trading securities are included in net gains on investment securities. For further information, see Note 22 “Brokerage Commissions and Net Gains on Investment Securities”. For fiscal 2012, 2013 and 2014, net unrealized holding gains and losses on trading securities were gains of ¥4,730 million, gains of ¥1,662 million and losses of ¥3,083 million, respectively.

During fiscal 2012, 2013 and 2014, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥279,367 million, ¥417,534 million and ¥318,697 million, respectively, resulting in gross realized gains of ¥9,882 million, ¥17,830 million and ¥14,517 million, respectively, and gross realized losses of ¥963 million, ¥578 million and ¥368 million, respectively. The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

During fiscal 2012, 2013 and 2014, the Company and its subsidiaries charged losses on securities of ¥16,470 million, ¥22,838 million and ¥7,989 million, respectively, to the accompanying consolidated statements of income for declines in market value of securities where the decline was considered as other than temporary.

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the investor’s share. The aggregate carrying amount of other securities accounted for under the cost method totaled ¥86,406 million and ¥80,953 million at March 31, 2013 and 2014, respectively. Investments with an aggregate cost of ¥83,591 million and ¥72,089 million, respectively, were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of those investments and it was not practicable to estimate the fair value of the investments.

A subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for certain investments in equity securities included in available-for-sale securities, which as of March 31, 2014, were fair valued at ¥5,116 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Two subsidiary elected the fair value option under ASC 825 (“Financial Instruments”) for certain investments in a trust and investment funds included in other securities whose net asset values do not represent the fair value of investments due to the illiquid nature of these investments. The subsidiaries manage these investments on a fair value basis and the election of the fair value option enables the subsidiaries to reflect more appropriate assumptions to measure the fair value of these investments. As of March 31, 2013 and 2014, these investments were fair valued at ¥5,800 million and ¥6,317 million, respectively.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at March 31, 2013 and 2014 are as follows:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2014

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥359,148	¥1,230	¥(18)	¥360,360
Japanese prefectural and foreign municipal bond securities	93,927	2,913	(143)	96,697
Corporate debt securities	199,340	2,601	(555)	201,386
Specified bonds issued by SPEs in Japan	6,850	70	(148)	6,772
CMBS and RMBS in the U.S., and other asset-backed securities	64,789	1,883	(1,041)	65,631
Other debt securities	9,508	2,042	0	11,550
Equity securities	87,988	51,783	(561)	139,210

	821,550	62,522	(2,466)	881,606

Held-to-maturity:
Japanese government bond securities and other	96,731	7,305	0	104,036

	¥918,281	¥69,827	¥(2,466)	¥985,642

The following table provides information about available-for-sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2013 and 2014, respectively:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2014

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥140,133	¥(10)	¥14,977	¥(8)	¥155,110	¥(18)
Japanese prefectural and foreign municipal bond securities	31,407	(143)	0	0	31,407	(143)
Corporate debt securities	27,496	(31)	10,968	(524)	38,464	(555)
Specified bonds issued by SPEs in Japan	0	0	2,138	(148)	2,138	(148)
CMBS and RMBS in the U.S., and other asset-backed securities	15,891	(91)	2,540	(950)	18,431	(1,041)
Equity securities	15,957	(541)	99	(20)	16,056	(561)

	¥230,884	¥(816)	¥30,722	¥(1,650)	¥261,606	¥(2,466)

The number of investment securities that were in an unrealized loss position as of March 31, 2013 and 2014 were 132 and 184, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about their collectability. The Company and its subsidiaries do not consider a debt security to be other-than-temporarily impaired if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider a debt security to be other-than-temporarily impaired if any of the above mentioned three conditions are not met.

Debt securities with unrealized loss position mainly include corporate debt securities in Japan, specified bonds issued by special purpose entities in Japan, CMBS and RMBS.

The unrealized loss associated with corporate debt securities is primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectability of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2014.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the real estate market in Japan and the credit crunch in the capital and financial markets. Considering all available information to assess the collectability of those investments

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2014.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis and no credit impairment was identified. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2014.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at March 31, 2014.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for fiscal 2012, 2013 and 2014 are as follows:

	Millions of yen
	2012	2013	2014
Total other-than-temporary impairment losses	¥17,100	¥23,180	¥7,992
Portion of loss recognized in other comprehensive income (before taxes)	(630)	(342)	(3)

Net impairment losses recognized in earnings	¥16,470	¥22,838	¥7,989

Total other-than-temporary impairment losses for fiscal 2012, 2013 and 2014 related to equity securities and debt securities.

During fiscal 2012, other-than-temporary impairment losses related to debt securities are recognized mainly on certain specified bonds, certain mortgage-backed and other asset-backed securities. During fiscal 2013, other-than-temporary impairment losses related to debt securities are recognized mainly on certain specified bonds and on certain mortgage-backed securities. During fiscal 2014, other-than-temporary impairment losses related to debt securities are recognized mainly on certain mortgage-backed securities. Specified bonds have experienced credit losses due to decline in the value of the underlying assets. Mortgage-backed and other asset-backed securities have experienced credit losses due to a decrease in cash flows attributable to significant default and bankruptcies on the underlying loans. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

taxes. The credit loss assessment was made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed securities, that were estimated based on a number of assumptions such as seniority of the security.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for fiscal 2012, 2013 and 2014 are as follows:

	Millions of yen
	2012	2013	2014
Beginning	¥9,022	¥8,199	¥7,809
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	3,524	110	8
Credit loss for which an other-than-temporary impairment was previously recognized	320	1,171	239
Reduction during the period:
For securities sold or redeemed	(3,530)	(1,049)	(3,609)
Due to change in intent to sell or requirement to sell	(1,137)	(622)	(2,456)

Ending	¥8,199	¥7,809	¥1,991

At March 31, 2012, other-than-temporary impairment related to the non-credit losses arising from debt securities for which other-than-temporary impairment related to the credit loss had been recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) was included in unrealized gains/losses (before taxes) of CMBS and RMBS in the United States, and other asset-backed securities, with gross unrealized losses of ¥857 million, and was included in unrealized gains/losses (after taxes) of accumulated other comprehensive income, with gross unrealized losses of ¥547 million. At March 31,2013, other-than-temporary impairment related to the non-credit losses arising from debt securities for which other-than-temporary impairment related to the credit loss had been recognized in earnings was included in unrealized gains/losses (before taxes) of CMBS and RMBS in the United States, and other asset-backed securities, with gross unrealized losses of ¥435 million, and was included in unrealized gains/losses (after taxes) of accumulated other comprehensive income, with gross unrealized losses of ¥277 million. At March 31, 2014, other-than-temporary impairment related to the non-credit losses arising from debt securities for which other-than-temporary impairment related to the credit loss had been recognized in earnings was included in unrealized gains/losses (before taxes) of CMBS and RMBS in the U.S., and other asset-backed securities, with gross unrealized gains of ¥59 million and unrealized losses of ¥102 million, and was included in unrealized gains/losses (after taxes) of accumulated other comprehensive income, with gross unrealized gains of ¥38 million and unrealized losses of ¥65 million. The unrealized gains/losses include unrealized gains/losses on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities held at March 31, 2014:

Available-for-sale securities held at March 31, 2014:

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥195,067	¥195,211
Due after one to five years	303,126	306,286
Due after five to ten years	130,614	132,370
Due after ten years	104,755	108,529

	¥733,562	¥742,396

Held-to-maturity securities held at March 31, 2014:

	Millions of yen
	Amortized cost	Fair value
Due within one year	¥1,422	¥1,423
Due after one to five years	5	5
Due after ten years	95,304	102,608

	¥96,731	¥104,036

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥15,169 million, ¥11,505 million and ¥12,393 million for fiscal 2012, 2013 and 2014, respectively.

The Company and a certain foreign subsidiary acquired debt securities with evidence of deterioration of credit quality at the time of acquisition, and it was not probable those debt securities were able to recover all contractual amounts. In accordance with the provision of ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”) and ASC 320 (“Investments—Debt and Equity Securities”), the Company and the subsidiary determined the expected future cash flows taking into account historical cash collections for debt securities with similar characteristics as well as expected prepayments and the amount and the timing of undiscounted expected principal, interest and other cash flows for each pool of debt securities. Accretable yield represents the excess of expected future cash flows over carrying value of the debt securities, which is recognized as interest income over the remaining life of the debt securities. For a debt security for which the fair value is less than the amortized cost basis, the Company and a certain foreign subsidiary estimates the present value of cash flows expected to be collected from the security and compares it with the amortized cost basis of the security to determine whether a credit loss exists. If, based on current information and events, the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Company and the subsidiary determines a credit loss exists for that security, an other-than-temporary impairment is considered to have occurred. For a debt security for which an other-than-temporary impairment is considered to have occurred, the Company and the subsidiary recognize the entire difference between the amortized cost and the fair value in earnings if the Company and the subsidiary intend to sell the debt security or it is more likely than not that the Company and the subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the Company and the subsidiary do not intend to sell the debt security and it is not more likely than not that the Company and the subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and the subsidiary separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes. As of March 31, 2013 and 2014, the carrying amount and the nominal value of debt securities acquired with evidence of deterioration of credit quality were ¥5,556 million and ¥1,267 million, and ¥14,951 million and ¥6,112 million, and the outstanding balance of accretable yield was ¥4,994 million and ¥1,074 million, respectively.

10. Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as lease receivables and installment loans (commercial mortgage loans, housing loans and other).

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

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810 (“Consolidation”), trusts or SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs.

During fiscal 2012, 2013 and 2014, there was no securitization transaction accounted for as a sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2013 and 2014, and quantitative information about net credit loss for the fiscal years ended March 31, 2012, 2013 and 2014 are as follows:

	Total principal amount of receivables
	Millions of yen
	March 31, 2013	March 31, 2014
Direct financing leases	¥989,380	¥1,094,073
Installment loans	2,691,171	2,315,555

Assets recorded on the balance sheet	3,680,551	3,409,628
Direct financing leases sold on securitization	1,698	1,156

Total assets managed together or sold on securitization	¥3,682,249	¥3,410,784

	Principal amount of receivables more than 90 days past-due and impaired loans
	Millions of yen
	March 31, 2013	March 31, 2014
Direct financing leases	¥15,806	¥13,887
Installment loans	220,485	141,973

Assets recorded on the balance sheet	236,291	155,860
Direct financing leases sold on securitization	0	0

Total assets managed together or sold on securitization	¥236,291	¥155,860

	Credit loss
	Millions of yen
	2012	2013	2014
Direct financing leases	¥6,783	¥4,046	¥4,351
Installment loans	29,476	39,142	23,761

Assets recorded on the balance sheet	36,259	43,188	28,112
Direct financing leases sold on securitization	0	0	0

Total assets managed together or sold on securitization	¥36,259	¥43,188	¥28,112

A certain subsidiary originates and sells loans into the secondary market while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other operating assets and the balances of these servicing assets as of March 31, 2013 and 2014 were ¥14,562 million and ¥16,911 million, respectively. During the fiscal year ended March 31, 2013 and 2014, the servicing assets were increased by ¥4,224 million and ¥4,355 million, respectively, mainly from loans sold with servicing retained and decreased by ¥3,045 million and ¥3,416 million, respectively, mainly from amortization and increased by ¥1,850 million and ¥1,410 million, respectively, from the effects of changes in foreign exchange rates. The fair value of the servicing assets as of March 31, 2013 and 2014 were ¥19,376 million and ¥23,604 million, respectively.

11. Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for those SPEs. ASC 810 (“Consolidation”) addresses consolidation by business enterprises of SPEs within the scope of ASC 810. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders or (b) as a group, the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of ASC 810 are called variable interest entities (“VIEs”).

According to ASC 810, the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of VIEs. An enterprise that has both of the following characteristics is considered to be the primary beneficiary and therefore shall consolidate a VIE:

•	The power to direct the activities of a VIE that most significantly impact the entity’s economic performance

•	The obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Information about VIEs (consolidated and non-consolidated) for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2013

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥6,191	¥3,880	¥6,191	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	20,081	2,112	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	334,179	96,758	197,143	0
(d) VIEs for corporate rehabilitation support business	10,205	192	0	0
(e) VIEs for investment in securities	34,091	8,075	19,133	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	467,348	250,374	391,664	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	425,017	434,273	425,017	0
(h) Other VIEs	103,345	49,604	85,763	0

Total	¥1,400,457	¥845,268	¥1,124,911	¥0

March 31, 2014

	Millions of yen
Types of VIEs	Total assets*1	Total liabilities*1	Assets which are pledged as collateral*2	Commitments*3
(a) VIEs for liquidating customer assets	¥0	¥0	¥0	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	4,800	986	0	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	288,392	96,591	201,427	0
(d) VIEs for corporate rehabilitation support business	6,925	309	0	0
(e) VIEs for investment in securities	23,449	9,405	13,767	0
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	303,154	188,463	239,072	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	64,026	67,251	64,026	0
(h) Other VIEs	122,494	65,942	87,015	29,756

Total	¥813,240	¥428,947	¥605,307	¥29,756

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of the VIEs have no recourse to other assets of the Company and its subsidiaries.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2013

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss*
(a) VIEs for liquidating customer asset	¥41,929	¥3,428	¥4,119	¥7,547
(b) VIEs for acquisition of real estate and real estate development projects for customers	872,189	106,861	51,345	201,145
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	1,327,751	0	24,822	40,501
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	2,236,389	0	23,257	23,798
(h) Other VIEs	40,806	97	4,079	4,176

Total	¥4,519,064	¥110,386	¥107,622	¥277,167

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2014

	Millions of yen
	Total assets	Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries		Maximum exposure to loss*
Types of VIEs		Specified bonds and non-recourse loans	Investments
(a) VIEs for liquidating customer assets	¥37,672	¥799	¥2,971	¥3,770
(b) VIEs for acquisition of real estate and real estate development projects for customers	664,557	26,835	45,212	111,732
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	2,136,226	0	24,814	41,981
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	1,517,734	0	8,989	9,310
(h) Other VIEs	32,245	246	4,624	4,870

Total	¥4,388,434	¥27,880	¥86,610	¥171,663

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

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

With respect to the variable interests of non-consolidated VIEs, non-recourse loans are included in installment loans, and investments are mainly included in other assets in the Company’s consolidated balance sheets.

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

The Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment obligations, since those VIEs had difficulty repaying debt and accounts payable. The amount of that additional funding for fiscal 2013 was ¥2,000 million. As a result, the Company and its subsidiaries performed a reassessment and consolidated those VIEs. There was no additional funding or acquisition of subordinated interests during fiscal 2014.

In the Company’s consolidated balance sheets, assets of consolidated VIEs are mainly included in cash and cash equivalents, other operating assets, investment in affiliates and other receivables, and liabilities of those consolidated VIEs are mainly included in short-term debt, trade notes, accounts payable and other liabilities.

With respect to the variable interests of non-consolidated VIEs, specified bonds are included in investment in securities, non-recourse loans are included in installment loans, and investments are mainly included in investment in securities, investment in affiliates and other assets in the Company’s consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries may be required to provide additional investment in certain non-consolidated VIEs as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

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

The Company and its subsidiaries contributed additional funding to certain consolidated VIEs, since those VIEs had difficulty repaying debt and accounts payable. The amount of that additional funding for fiscal 2013 was ¥646 million. There was no additional funding or acquisition of subordinated interests during fiscal 2014.

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

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans, and liabilities of those consolidated VIEs are mainly included in trade notes, accounts payable and other liabilities, and accrued expenses.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed by a subsidiary or fund management companies that are independent of the Company and its subsidiaries.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through its role as special-servicer, including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the Company’s consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans and liabilities of those consolidated VIEs are mainly included in long-term debt.

Variable interests of non-consolidated VIEs are included in investment in securities. The Company and its subsidiaries have a commitment agreement by which the Company may be required to make additional investment in certain such non-consolidated VIEs.

(h) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, a subsidiary has consolidated a VIE that is not included in the categories (a) through (g) above, because the subsidiary holds the subordinated portion of the VIE and the VIE is effectively controlled by the subsidiary. The Company has commitment agreements by which the Company may be required to make additional investments or execute loans in such consolidated VIEs.

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

A subsidiary may use VIEs to finance. A subsidiary transfer their own held assets to SPEs, which borrow non-recourse loan from financial institutions and effectively pledge such assets as collateral. The Company guarantees the performance of obligation of the SPEs. A subsidiary continually hold subordinated interests in the SPEs and perform administrative work of such assets. A subsidiary consolidate such SPEs because the Company and its subsidiaries have a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and have the obligation to absorb losses expected of them by holding the subordinated interests.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company and its subsidiaries may use VIEs in solar power generation projects. VIEs receive the funds from the Company and the subsidiaries, install solar panels by acquiring or leasing lands, and sell the generated power to electric power companies. The Company and its subsidiaries have consolidated certain VIEs because the Company or its subsidiaries make investments in such VIEs and effectively control the VIEs by acting as the asset manager of the VIEs.

Assets of the consolidated SPEs are mainly included in investment in operating leases, installment loans, other operating assets, investment in securities and other assets, and liabilities are mainly included in short-term debt and long-term debt in the Company’s consolidated balance sheets.

12. Investment in Affiliates

Investment in affiliates at March 31, 2013 and 2014 consists of the following:

	Millions of yen
	2013	2014
Shares	¥316,790	¥305,420
Loans	9,942	8,880

	¥326,732	¥314,300

Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥67,835 million and ¥99,758 million, respectively, as of March 31, 2013 and ¥32,860 million and ¥38,918 million, respectively, as of March 31, 2014.

In fiscal 2012, 2013 and 2014, the Company and its subsidiaries received dividends from affiliates of ¥8,653 million, ¥10,221 million and ¥9,957 million, respectively.

The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥25,556 million and ¥35,889 million as of March 31, 2013 and 2014, respectively.

ORIX JREIT Inc., an equity method affiliate, entered into an asset management agreement with one of the Company’s subsidiaries and paid management fees of ¥1,691 million, ¥1,743 million and ¥1,905 million for fiscal 2012, 2013 and 2014, respectively.

In fiscal 2012, 2013 and 2014, certain subsidiaries sold to ORIX JREIT Inc., office buildings and condominiums mainly under operating leases. As a result of the sales, the subsidiaries recognized gains of ¥989 million in earnings as gains on sales of real estate under operating leases and gains of ¥1,995 million as life insurance premiums and related investment income for fiscal 2012. In fiscal 2013 and 2014, the subsidiaries recognized gains of ¥3,119 million and ¥2,261 million respectively in earnings as gains on sales of real estate under operating leases. The related intercompany profits have been eliminated based on the Company’s proportionate share.

During fiscal 2012, Monex Group acquired its shares from the market and canceled its own shares. As a result, the ownership interest of the Company in Monex Group increased from 21% to 22%. Additionally, the Company recognized ¥12,713 million of impairment losses because it was judged that the downward stock price movement of the Monex Group was other than temporary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

During fiscal 2013, the Company acquired 51% of the total number of outstanding shares of ORIX Credit Corporation (hereinafter, “ORIX Credit”), an equity method affiliate that operates a card loan business, from Sumitomo Mitsui Banking Corporation (hereinafter, “SMBC”), and ORIX Credit became a wholly-owned domestic subsidiary. As a result of this step acquisition of the interest in ORIX Credit, the Company remeasured its previously held equity interest to fair value, and recognized gains of ¥3,132 million in earnings as gains on sales of subsidiaries and affiliates and liquidation losses, net, based on ASC 805 (“Business Combinations”) for fiscal 2013. The remeasured fair value was calculated by reflecting the premium in the valuation that was based on the acquisition price paid to SMBC.

During fiscal 2014, the Company exercised its acquisition rights with respect to the type-2, type-4, type-7 and type-8 preferred stock of DAIKYO INCORPORATED (hereinafter, “DAIKYO”) held by the Company. As a result, the Company acquired 398,204,999 shares of DAIKYO’s common stock. Following the conversion, its voting rights in DAIKYO increased from 31.7% to 64.1% and DAIKYO became a consolidated subsidiary of the Company from an equity-method affiliate. Through this step acquisition of the interest in DAIKYO, the Company remeasured its previously held equity interest to fair value, and recognized gains of ¥58,435 million in earnings as gains on sales of subsidiaries and affiliates and liquidation losses, net, based on ASC 805 (“Business Combinations”) for fiscal 2014. The remeasured fair value was calculated by reflecting the premium in the valuation that was based on the closing price as of exercise day.

Companies comprising a significant portion of investment in affiliates were DAIKYO (31% of equity share), ORIX Credit (49% of equity share) and Monex Group (22% of equity share) as of March 31, 2012 and DAIKYO (31% of equity share) as of March 31, 2013.

Combined and condensed information relating to the affiliates for fiscal 2012, 2013 and 2014 are as follows (some operation data for entities reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	2012	2013	2014
Operations:
Total revenues	¥945,635	¥827,740	¥1,076,506
Income before income taxes	74,223	97,301	136,760
Net income	51,940	64,699	90,262

Financial position:
Total assets	¥4,561,537	¥5,237,184	¥5,710,165
Total liabilities	3,508,038	4,031,673	4,560,504
Total equity	1,053,499	1,205,511	1,149,661

The Company and its subsidiaries had no significant transactions with these companies except as described above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

13. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2012, 2013 and 2014 are as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas	Total
Balance at March 31, 2011
Goodwill	¥547	¥282	¥19,047	¥3,674	¥4,452	¥69,395	¥97,397
Accumulated impairment losses	(430)	0	0	(2,177)	0	0	(2,607)

	117	282	19,047	1,497	4,452	69,395	94,790
Acquired	380	0	44	14	0	3,586	4,024
Impairment	0	0	0	0	0	0	0
Other (net)*	0	0	(28)	(1,238)	0	(1,737)	(3,003)

Balance at March 31, 2012
Goodwill	754	282	19,063	312	4,452	71,244	96,107
Accumulated impairment losses	(257)	0	0	(39)	0	0	(296)

	497	282	19,063	273	4,452	71,244	95,811
Acquired	0	0	199	11,439	10,972	1,504	24,114
Impairment	0	0	0	0	0	0	0
Other (net)*	0	0	67	0	0	6,337	6,404

Balance at March 31, 2013
Goodwill	754	282	19,329	11,751	15,424	79,085	126,625
Accumulated impairment losses	(257)	0	0	(39)	0	0	(296)

	497	282	19,329	11,712	15,424	79,085	126,329
Acquired	550	0	0	44,856	0	169,307	214,713
Impairment	0	0	0	0	0	0	0
Other (net)*	0	0	(29)	111	0	25,251	25,333

Balance at March 31, 2014
Goodwill	1,304	282	19,300	56,718	15,424	273,643	366,671
Accumulated impairment losses	(257)	0	0	(39)	0	0	(296)

	¥1,047	¥282	¥19,300	¥56,679	¥15,424	¥273,643	¥366,375

*	Other includes foreign currency translation adjustments and certain other reclassifications.

The Company and its subsidiaries recognized no impairment losses on goodwill during fiscal 2012, 2013 and 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Other intangible assets at March 31, 2013 and 2014 consist of the following:

	Millions of yen
	2013	2014
Intangible assets not subject to amortization:
Trade names	¥25,883	¥47,360
Asset management contracts	0	167,147
Others	605	233

	26,488	214,740

Intangible assets subject to amortization:
Software	82,425	92,310
Customer relationships	24,300	61,918
Others	15,488	26,495

	122,213	180,723
Accumulated amortization	(58,384)	(72,238)

Net	63,829	108,485

	¥90,317	¥323,225

The aggregate amortization expenses for intangible assets are ¥7,066 million, ¥9,680 million and ¥17,112 million in fiscal 2012, 2013 and 2014, respectively.

The estimated amortization expenses for each of five succeeding fiscal years are ¥14,417 million in fiscal 2015, ¥13,641 million in fiscal 2016, ¥12,706 million in fiscal 2017, ¥10,243 million in fiscal 2018 and ¥8,787 million in fiscal 2019, respectively.

Intangible assets subject to amortization acquired during fiscal 2014 are ¥52,575 million. They mainly consist of ¥13,051 million of software and ¥36,488 million of customer relationships due to acquisitions. The weighted average amortization period for the software and the customer relationships due to acquisitions are six years and eight years, respectively.

As a result of the impairment test, the Company and its subsidiaries recognized no impairment losses on intangible assets during fiscal 2012, 2013 and 2014.

14. Short-Term and Long-Term Debt

Short-term debt consists of borrowings from financial institutions, commercial paper and notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The composition of short-term debt and the weighted average contract interest rate on short-term debt at March 31, 2013 and 2014 are as follows:

March 31, 2013

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥164,046	0.4%
Short-term debt outside Japan, mainly from banks	104,542	3.3
Commercial paper in Japan	146,944	0.2
Commercial paper outside Japan	4,560	3.8
Notes in Japan	40	0.9
Notes outside Japan	594	4.3

	¥420,726	1.1

March 31, 2014

	Millions of yen	Weighted average rate
Short-term debt in Japan, mainly from banks	¥44,488	0.5%
Short-term debt outside Japan, mainly from banks	164,110	3.2
Commercial paper in Japan	89,958	0.2
Commercial paper outside Japan	11,035	3.9

	¥309,591	2.0

The composition of long-term debt, the weighted average contract interest rate on long-term debt and the repayment due dates at March 31, 2013 and 2014 are as follows:

March 31, 2013

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2014~2025	¥339,565	2.6%
Floating rate	2014~2027	1,233,059	1.1
Insurance companies and others:
Fixed rate	2014~2023	280,729	1.6
Floating rate	2014~2028	246,055	0.9
Unsecured bonds	2014~2021	1,173,902	1.8
Unsecured convertible bonds with stock acquisition rights	2014	50,289	1.0
Unsecured notes under medium-term note program	2014~2018	58,169	2.9
Payables under securitized lease receivables	2014~2019	160,163	0.9
Payables under securitized loan receivables and investment in securities	2014~2039	519,603	4.9

		¥4,061,534	2.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2014

	Due (Fiscal Year)	Millions of yen	Weighted average rate
Banks:
Fixed rate	2015~2030	¥416,417	2.3%
Floating rate	2015~2030	1,475,384	1.1
Insurance companies and others:
Fixed rate	2015~2024	287,403	1.4
Floating rate	2017~2028	251,021	0.7
Unsecured bonds	2015~2024	1,128,788	1.9
Unsecured notes under medium-term note program	2016~2018	46,034	3.2
Payables under securitized lease receivables	2018~2019	122,723	0.8
Payables under securitized loan receivables and investment in securities	2018~2040	131,104	4.1

		¥3,858,874	1.6

The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2014 is as follows:

Years ending March 31,	Millions of yen
2015	¥706,325
2016	766,654
2017	806,441
2018	697,123
2019	374,957
Thereafter	507,374

Total	¥3,858,874

For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made semi-annually and principal is repaid upon maturity of the notes.

For unsecured convertible bond with stock acquisition rights, the Company issued series three unsecured convertible bond with stock acquisition rights of ¥150,000 million in December 2008. There were no balance of convertible bonds as of March 31, 2014.

During fiscal 2012, 2013 and 2014, the Company and certain subsidiaries recognized net amortization expenses of premiums and discounts of bonds and medium-term notes, and deferred issuance costs of bonds and medium-term notes in the amount of ¥3,999 million, ¥1,002 million and ¥618 million, respectively.

Total committed credit lines for the Company and its subsidiaries were ¥481,096 million and ¥469,747 million at March 31, 2013 and 2014, respectively, and, of these lines, ¥439,530 million and ¥427,225 million were available at March 31, 2013 and 2014, respectively. Of the available committed credit lines, ¥230,586 million and ¥282,609 million were long-term committed credit lines at March 31, 2013 and 2014, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Some of the debt and commitment contracts contain covenant clauses, and some of these include financial restrictions, such as maintenance of certain ORIX Corporation shareholders’ equity ratios. As of March 31, 2014, the Company and its subsidiaries were in compliance with such objective covenant requirements.

The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks.

Other than the assets of the consolidated VIEs pledged as collateral for financing described in Note 11 (“Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2014:

Millions of yen
Minimum lease payments, loans and investment in operating leases	¥96,083
Investment in securities	130,991
Other operating assets	61,784
Other assets	50,206

¥339,064

As of March 31, 2014, investment in securities of ¥27,238 million was pledged for primarily collateral deposits.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at any time if requested by the lenders. The Company and the subsidiaries did not receive any such requests from the lenders as of March 31, 2014.

15. Deposits

Deposits at March 31, 2013 and 2014 consist of the following:

	Millions of yen
	2013	2014
Time deposits	¥885,482	¥981,182
Other deposits	193,105	225,231

Total	¥1,078,587	¥1,206,413

The balances of time deposits and certificates of deposit issued in amounts of ¥10 million or more were ¥561,449 million and ¥619,738 million at March 31, 2013 and 2014, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The maturity schedule of time deposits at March 31, 2014 is as follows:

Years ending March 31,	Millions of yen
2015	¥658,234
2016	153,138
2017	83,014
2018	28,240
2019	58,556

Total	¥981,182

16. Income Taxes

Income before income taxes and discontinued operations, and the provision for income taxes in fiscal 2012, 2013 and 2014 are as follows:

	Millions of yen
	2012	2013	2014
Income before income taxes and discontinued operations:
Japan	¥71,317	¥109,363	¥181,891
Overseas	56,198	63,209	101,835

	¥127,515	¥172,572	¥283,726

Provision for income taxes:
Current—
Japan	¥11,956	¥7,428	¥18,296
Overseas	16,425	13,675	27,093

	28,381	21,103	45,389

Deferred—
Japan	18,079	27,371	48,922
Overseas	(1,852)	5,208	2,925

	16,227	32,579	51,847

Provision for income taxes	¥44,608	¥53,682	¥97,236

In fiscal 2012, the Company and its subsidiaries in Japan are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate result in a statutory income tax rate of approximately 40.9%. In fiscal 2013 and 2014, as a result of the tax reforms, the National Corporation tax was reduced from 30% to approximately 28% and accordingly, the statutory income tax rate was reduced to approximately 38.3%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Reconciliation of the differences between the tax provision computed at the statutory rate and the consolidated provision for income taxes in fiscal 2012, 2013 and 2014 are as follows:

	Millions of yen
	2012	2013	2014
Income before income taxes and discontinued operations	¥127,515	¥172,572	¥283,726

Tax provision computed at statutory rate	¥52,154	¥66,095	¥108,667
Increases (reductions) in taxes due to:
Change in valuation allowance	3,921	(3,371)	(17)
Non-deductible expenses for tax purposes	1,335	1,538	2,382
Non-taxable income for tax purposes	(2,852)	(2,128)	(3,224)
Effect of lower tax rates on foreign subsidiaries and a domestic life insurance subsidiary	(6,821)	(4,720)	(5,805)
Effect of the new Japanese tax law	(7,137)	(580)	(5,775)
Other, net	4,008	(3,152)	1,008

Provision for income taxes	¥44,608	¥53,682	¥97,236

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

On March 20, 2014, the bill for reconstruction funding and the bill for local corporate tax were approved by the National Diet of Japan. For a fiscal year beginning on April 1, 2014, special corporate tax for reconstruction will not be charged, and as a result, the statutory income tax rate for a fiscal year beginning on April 1, 2014 will be reduced from approximately 38.3% to approximately 35.9%. In addition, from fiscal years beginning on or after October 1, 2014, the statutory national income tax rate will increase from approximately 23.6% to approximately 24.6% and the statutory local income tax rate will decrease from approximately 12.3% to approximately 11.3%, while total statutory income tax rate will be remained as 35.9%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Total income taxes recognized in fiscal 2012, 2013 and 2014 are as follows:

	Millions of yen
	2012	2013	2014
Provision for income taxes	¥44,608	¥53,682	¥97,236
Income taxes on discontinued operations	(1,219)	(347)	4,681
Income taxes on other comprehensive income (loss):
Net unrealized gains (losses) on investment in securities	1,357	5,936	4,728
Defined benefit pension plans	(1,774)	2,727	1,396
Foreign currency translation adjustments	335	7,225	1,756
Net unrealized gains (losses) on derivative instruments	(648)	42	357

Total income taxes	¥42,659	¥69,265	¥110,154

The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2013 and 2014 are as follows:

	Millions of yen
	2013	2014
Assets:
Net operating loss carryforwards	¥39,762	¥79,712
Allowance for doubtful receivables on direct financing leases and probable loan losses	25,891	26,451
Investment in securities	24,329	17,380
Other operating assets	11,369	12,760
Accrued expenses	10,456	23,727
Installment loans	16,432	7,576
Other	50,913	73,382

	179,152	240,988
Less: valuation allowance	(18,831)	(28,669)

	160,321	212,319
Liabilities:
Investment in direct financing leases	14,617	7,855
Investment in operating leases	72,925	86,485
Unrealized gains on investment in securities	17,200	21,624
Deferred insurance policy acquisition costs	19,311	24,212
Policy liabilities	38,831	47,641
Other intangible assets	11,204	90,727
Undistributed earnings	32,723	65,532
Prepaid benefit cost	13,475	12,540
Other	52,636	62,779

	272,922	419,395

Net deferred tax liability	¥112,601	¥207,076

The valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards are utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible temporary differences and tax loss carryforwards, net of the existing valuation allowances at March 31, 2014. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance were decreases of ¥2,656 million in fiscal 2012, decreases of ¥5,307 million in fiscal 2013, and increases of ¥9,838 million in fiscal 2014. The adjustments to the beginning-of-the-year amount in the total valuation allowance resulting from reassessment of the realizability of deferred tax assets in future years were increases of ¥4,303 million in fiscal 2012, decreases of ¥4,749 million in fiscal 2013, and decreases of ¥1,908 million in fiscal 2014.

The Company and certain subsidiaries have net operating loss carryforwards of ¥387,269 million at March 31, 2014, which expire as follows:

Year ending March 31,	Millions of yen
2015	¥19,503
2016	862
2017	371
2018	87,397
2019	36,916
Thereafter	242,220

Total	¥387,269

Net deferred tax assets and liabilities at March 31, 2013 and 2014 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen
	2013	2014
Other assets	¥18,805	¥70,091
Income taxes: Deferred	131,406	277,167

Net deferred tax liability	¥112,601	¥207,076

The unrecognized tax benefits as of March 31, 2013 and March 31, 2014 were not material. The Company and its subsidiaries believe that it is not reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of March 31, 2014.

The total amounts of penalties and interest expense related to income taxes recognized in the consolidated balance sheets as of March 31, 2013 and March 31, 2014, and in the consolidated statements of income for the years ended March 31, 2012, 2013 and 2014 were not material.

The Company and its subsidiaries file tax returns in Japan and certain foreign tax jurisdictions. The Company is no longer subject to ordinary tax examination for the tax years prior to fiscal 2013, and its major domestic subsidiaries are no longer subject to ordinary tax examination for the tax years prior to fiscal 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Subsidiaries in the United States remain subject to a tax examination for the tax years after fiscal 2008. Subsidiaries in the Netherlands remain subject to a tax examination for the tax years after fiscal 2002.

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

The funded status of the defined benefit pension plans, which consists of Japanese plans and overseas plans, as of March 31, 2013 and 2014 are as follows:

	Millions of yen
	Japanese plans		Overseas plans
	2013	2014	2013	2014
Change in benefit obligation:
Benefit obligation at beginning of year	¥59,261	¥64,112	¥4,458	¥5,368
Service cost	3,173	3,305	41	1,654
Interest cost	1,063	1,128	189	1,684
Actuarial loss (gain)	(221)	1,956	236	(1,215)
Foreign currency exchange rate change	0	0	656	3,848
Benefits paid	(2,281)	(2,423)	(212)	(1,203)
Business combinations	3,117	15,649	0	59,048
Plan amendments	0	(743)	0	(344)

Benefit obligation at end of year	64,112	82,984	5,368	68,840

Change in plan assets:
Fair value of plan assets at beginning of year	82,905	93,144	3,040	3,825
Actual return on plan assets	8,919	5,736	370	3,783
Employer contribution	2,502	2,717	89	1,929
Benefits paid	(2,187)	(2,324)	(150)	(976)
Business combinations	1,005	5,711	0	50,001
Foreign currency exchange rate change	0	0	476	3,480

Fair value of plan assets at end of year	93,144	104,984	3,825	62,042

The funded status of the plans	¥29,032	¥22,000	¥(1,543)	¥(6,798)

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost included in prepaid expenses	¥32,005	¥34,910	¥0	¥9
Accrued benefit liability included in accrued expenses	(2,973)	(12,910)	(1,543)	(6,807)

Net amount recognized	¥29,032	¥22,000	¥(1,543)	¥(6,798)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amount recognized in accumulated other comprehensive income (loss), pre-tax, at March 31, 2013 and 2014 consisted of:

	Millions of yen
	Japanese plans		Overseas plans
	2013	2014	2013	2014
Net prior service credit	¥6,530	¥6,014	¥0	¥361
Net actuarial gain (loss)	(20,738)	(18,088)	(1,785)	695
Net transition obligation	(247)	(194)	(25)	(22)

Total recognized in accumulated other comprehensive income (loss), pre-tax	¥(14,455)	¥(12,268)	¥(1,810)	¥1,034

The estimated portions of the net prior service credit, net actuarial loss and net transition obligation above that will be recognized as a component of net pension cost (gain) of Japanese pension plans in 2014 are ¥(924) million, ¥547 million and ¥53 million, respectively, a component of net pension cost (gain) of overseas pension plans in 2014 are ¥(3) million, ¥60 million and ¥3 million, respectively

The accumulated benefit obligations for all Japanese defined benefit pension plans were ¥56,864 million and ¥71,863 million, respectively, at March 31, 2013 and 2014. The accumulated benefit obligations for all overseas defined benefit pension plans were ¥5,128 million and ¥61,730 million, respectively, at March 31, 2013 and 2014.

In Japanese pension plans, the aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥4,006 million, ¥3,738 million and ¥1,034 million, respectively, at March 31, 2013 and ¥19,924 million, ¥17,487 million and ¥7,015 million, respectively, at March 31, 2014. In overseas pension plans, the aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥5,335 million, ¥5,016 million and ¥3,799 million, respectively, at March 31, 2013 and ¥5,555 million, ¥5,372 million and ¥4,096 million, respectively, at March 31, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Net pension cost of the plans for fiscal 2012, 2013 and 2014 consists of the following:

	Millions of yen
	2012	2013	2014
Japanese plans:
Service cost	¥3,015	¥3,173	¥3,305
Interest cost	1,140	1,063	1,128
Expected return on plan assets	(1,823)	(1,826)	(2,034)
Amortization of transition obligation	53	53	53
Amortization of net actuarial loss	1,175	1,447	777
Amortization of prior service credit	(1,193)	(1,168)	(1,259)

Net periodic pension cost	¥2,367	¥2,742	¥1,970

Overseas plans:
Service cost	¥34	¥41	¥1,654
Interest cost	199	189	1,684
Expected return on plan assets	(196)	(223)	(2,389)
Amortization of transition obligation	3	3	3
Amortization of net actuarial loss	43	49	60
Amortization of prior service credit	0	0	(3)

Net periodic pension cost	¥83	¥59	¥1,009

Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) for fiscal 2012, 2013 and 2014 are summarized as follows:

	Millions of yen
	2012	2013	2014
Japanese plans:
Current year actuarial gain (loss)	¥(5,029)	¥7,401	¥1,873
Amortization of net actuarial loss	1,175	1,447	777
Prior service credit due to amendments	7	0	743
Amortization of prior service credit	(1,193)	(1,168)	(1,259)
Amortization of transition obligation	53	53	53
Plan curtailments and settlements	18	0	0

Total recognized in other comprehensive income (loss), pre-tax	¥(4,969)	¥7,733	¥2,187

Overseas plans:
Current year actuarial gain (loss)	¥(115)	¥(89)	¥2,447
Amortization of net actuarial loss	43	49	60
Prior service credit due to amendments	0	0	344
Amortization of prior service credit	0	0	(3)
Amortization of transition obligation	3	3	3
Foreign currency exchange rate change	19	(213)	(7)

Total recognized in other comprehensive income (loss), pre-tax	¥(50)	¥(250)	¥2,844

The Company and certain subsidiaries use March 31 as a measurement date for all of our material plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Significant assumptions of Japanese pension plans and overseas plans pension plans used to determine these amounts are as follows:

Japanese plans	2012	2013	2014
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	1.8%	1.8%	1.4%
Rate of increase in compensation levels	6.1%	6.0%	5.1%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	2.1%	1.8%	1.8%
Rate of increase in compensation levels	6.1%	6.1%	6.0%
Expected long-term rate of return on plan assets	2.2%	2.2%	2.2%

Overseas plans	2012	2013	2014
Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate	4.5%	4.3%	3.5%
Rate of increase in compensation levels	0.7%	0.6%	2.8%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	5.5%	4.5%	4.3%
Rate of increase in compensation levels	0.8%	0.7%	0.6%
Expected long-term rate of return on plan assets	7.2%	7.2%	5.6%

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

The three levels of input used to measure fair value are described in Note 2 (“Fair Value Measurement”).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The fair value of Japanese pension plan assets at March 31, 2013 and 2014, by asset category, are as follows:

	Millions of yen
	March 31, 2013
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥12,458	¥0	¥12,458	¥0
Other than Japan
Pooled funds*2	14,613	0	14,613	0
Debt securities:
Japan
Pooled funds*3	26,208	0	26,208	0
Other than Japan
Pooled funds*4	14,641	0	14,641	0
Other assets:
Life insurance company general accounts*5	17,703	0	17,703	0
Others*6	7,521	0	7,521	0

	¥93,144	¥0	¥93,144	¥0

*1	These funds invest in listing shares include shares of ORIX Corporation in the amounts of ¥12 million and units of ORIX JREIT Inc. in the amounts of ¥179 million at March 31, 2013.
*2	These funds invest in listing shares.
*3	These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥107 million and investment corporation bonds of ORIX JREIT Inc. in the amounts of ¥41 million at March 31, 2013.
*4	These funds invest approximately 90% in foreign government bonds and approximately 10% in foreign corporate bonds.
*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2013, our policy for the portfolio of plans consists of three major components: approximately 30% is invested in equity securities, approximately 40% is invested in debt securities and approximately 30% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

	Millions of yen
	March 31, 2014
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Japan
Pooled funds*1	¥14,981	¥0	¥14,981	¥0
Other than Japan
Pooled funds*2	18,430	0	18,430	0
Debt securities:
Japan
Pooled funds*3	28,931	0	28,931	0
Other than Japan
Pooled funds*4	16,702	0	16,702	0
Other assets:
Life insurance company general accounts*5	17,860	0	17,860	0
Others*6	8,080	0	8,080	0

	¥104,984	¥0	¥104,984	¥0

*1	These funds invest in listing shares include shares of ORIX Corporation in the amounts of ¥25 million and units of ORIX JREIT Inc. in the amounts of ¥181 million at March 31, 2014.
*2	These funds invest in listing shares.
*3	These funds invest approximately 70% in Japanese government bonds, approximately 10% in Japanese municipal bonds, and approximately 20% in Japanese corporate bonds. These funds include corporate bonds of ORIX Corporation in the amounts of ¥46 million and investment corporation bonds of ORIX JREIT Inc. in the amounts of ¥20 million at March 31, 2014.
*4	These funds invest entirely in foreign government bonds.
*5	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*6	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2014, our policy for the portfolio of plans consists of three major components: approximately 30% is invested in equity securities, approximately 40% is invested in debt securities and approximately 30% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

Level 1 assets are comprised principally of equity securities, which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions. Level 2 assets are comprised principally of pooled funds that invest in equity, debt securities and hedge funds and investments in life insurance company general accounts. Pooled funds are valued at the net asset value per share at the measurement date. They are not redeemable at the net asset value per share at the measurement date, but are redeemable at the net asset value per share in the near term after the measurement date. Investments in life insurance company general accounts are valued at conversion value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The fair value of overseas pension plan assets at March 31, 2013 and 2014, by asset category, are as follows:

	Millions of yen
	March 31, 2013
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Pooled funds*1	¥57	¥0	¥57	¥0
Debt securities:
Other than Japan
Municipal bonds	3,332	0	3,332	0
Other assets:
Life insurance company general accounts*2	177	0	177	0
Others*3	259	0	259	0

	¥3,825	¥0	¥3,825	¥0

*1	These funds invest in listing shares.
*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2013, our policy for the portfolio of plans consists of two major components: approximately 90% is invested in debt securities and approximately 10% is invested in other assets, primarily consisting of investments in life insurance company general accounts.

	Millions of yen
	March 31, 2014
	Total Carrying Value in Consolidated Balance Sheets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities:
Other than Japan
Shares*1	¥24,420	¥24,420	¥0	¥0
Pooled funds*1	59	0	59	0
Debt securities:
Other than Japan
Government bonds	15,317	15,317	0	0
Municipal bonds	5,399	1,779	3,620	0
Corporate bonds	15,844	15,844	0	0
Other assets:
Life insurance company general accounts*2	161	0	161	0
Others*3	842	0	842	0

	¥62,042	¥57,360	¥4,682	¥0

*1	These shares and funds invest in listing shares.
*2	Life insurance company general accounts are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
*3	Others include derivative instruments held for hedging change in the fair value of equity securities, and short-term instruments.

At March 31, 2014, our policy for the portfolio of plans consists of two major components: approximately 40% is invested in equity securities and approximately 60% is invested in debt securities.

Each level into which assets are categorized is based on inputs used to measure the fair value of the assets.

Level 1 assets are comprised principally of equity securities and debt securities, which are valued using unadjusted quoted market prices in active markets with sufficient volume and frequency of transactions. Level 2 assets are comprised principally of pooled funds that invest in equity, debt securities and hedge funds and investments in life insurance company general accounts. Pooled funds are valued at the net asset value per share at the measurement date. They are not redeemable at the net asset value per share at the measurement date but they are redeemable at the net asset value per share in the near term after the measurement date. Investments in life insurance company general accounts are valued at conversion value.

The Company and certain subsidiaries expect to contribute ¥2,976 million to its Japanese pension plans and ¥11,191 to its overseas pension plans during the year ending March 31, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

At March 31, 2014, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five years thereafter are as follows:

Years ending March 31,	Millions of yen
	Japanese plans	Overseas plans
2015	¥1,900	¥1,492
2016	1,716	1,379
2017	1,827	1,386
2018	1,897	1,394
2019	1,891	1,430
2020-2024	12,339	8,360

Total	¥21,570	¥15,441

The cost recognized for Japanese defined contribution pension plans of the Company and certain of its subsidiaries for the years ended March 31, 2012, 2013 and 2014 were ¥816 million, ¥926 million and ¥1,023 million, respectively. The cost recognized for overseas defined contribution pension plans of the Company and certain of its subsidiaries for the years ended March 31, 2012, 2013 and 2014 were ¥593 million, ¥574 million and ¥1,560 million, respectively.

18. Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests in fiscal 2012, 2013 and 2014 are as follows:

	Millions of yen
	2012	2013	2014
Beginning Balance	¥33,902	¥37,633	¥41,621
Adjustment of redeemable noncontrolling interests to redemption value	1,188	(400)	2,851
Contribution to subsidiary	0	0	413
Transaction with noncontrolling interests	1,213	942	1,309
Comprehensive income
Net Income	2,724	3,985	4,108
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(315)	5,224	4,099
Total other comprehensive income (loss)	(315)	5,224	4,099
Comprehensive income	2,409	9,209	8,207
Cash dividends	(1,079)	(5,763)	(1,224)

Ending Balance	¥37,633	¥41,621	¥53,177

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

19. Stock-Based Compensation

The Company has a number of stock-based compensation plans as incentive plans for directors, executive officers, corporate auditors and selected employees.

Stock-option program

Since fiscal 2004, the Company has granted stock acquisition rights with a vesting period between 1.75 and 1.92 years and an exercise period between 9.83 and 9.92 years. The acquisition rights were to purchase the Company’s common stock at a specified exercise price and were distributed to directors, executive officers, corporate auditors and certain employees of the Company, subsidiaries and capital tie-up companies such as affiliated companies. The Company did not grant stock options in fiscal 2012, 2013 or 2014.

A summary of the Company’s stock acquisition rights is as follows:

Years ended March 31,	Exercise period	Number of shares granted*	Exercise price *
			Yen
2004	From June 26, 2005 to June 25, 2013	5,160,000	¥700
2005	From June 24, 2006 to June 23, 2014	5,289,000	1,172
2006	From June 22, 2007 to June 21, 2015	4,774,000	1,891
2007	From June 21, 2008 to June 20, 2016	1,942,000	2,962
2008	From July 5, 2009 to June 22, 2017	1,449,800	3,101
2009	From July 18, 2010 to June 24, 2018	1,479,000	1,689

*	The number of shares and exercise price of the granted options were adjusted for the 10-for-1 stock split implemented on April 1, 2013.

For the stock-option programs, the exercise prices, which are determined by a formula linked to the price of the Company’s common stock on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s common stock at the grant dates.

The following table summarizes information about the activity of these stock options for the year ended 2014:

	Number of shares*2	Weighted average exercise price*1*2	Weighted average remaining contractual life	Aggregate intrinsic value
		Yen	Years	Millions of yen

Outstanding at beginning of the year	9,051,000	¥2,011
Exercised	(804,300)	1,077
Forfeited or expired	(430,200)	1,846

Outstanding at end of year	7,816,500	2,117	1.97	¥327

Exercisable at end of year	7,816,500	¥2,117	1.97	¥327

*1	The exercise prices of the granted options were adjusted in July 2009 for the issuance of new 18 million shares.
*2	The number of shares and exercise price of the granted options were adjusted for the 10-for-1 stock split implemented on April 1, 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The Company received ¥55 million, ¥345 million and ¥863 million in cash from the exercise of stock options during fiscal 2012, 2013 and 2014, respectively.

The total intrinsic value of options exercised during fiscal 2012, 2013 and 2014 was ¥5 million, ¥136 million and ¥403 million, respectively.

In fiscal 2012, 2013 and 2014, the Company did not recognize any incremental stock-based compensation costs of its stock-option program. As of March 31, 2014, the Company had no unrecognized compensation costs.

Stock compensation program

The Company maintains a stock compensation program, under which points are granted annually to directors, executive officers and group executives of the Company based upon the prescribed standards of the Company. Upon retirement, eligible directors, executive officers and group executives receive a certain number of the Company’s common shares calculated by translating each point earned by that retiree to one common share adjusted for applicable withholding tax effect. The Company’s common shares are provided either from the Company’s treasury stock or by issuing new shares as necessary. In fiscal 2014, the Company granted 399,000 points, and 93,250 points were settled for individuals who retired during fiscal 2014. Total points outstanding under the stock compensation program as of March 31, 2014 were 2,043,542 points. The points were adjusted for the 10-for-1 stock split implemented on April 1, 2013.

During fiscal 2012, 2013 and 2014, the Company recognized incremental stock-based compensation costs of its stock compensation program in the amount of ¥288 million, ¥410 million and ¥609 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

20. Accumulated Other Comprehensive Income (Loss)

Changes in each component of accumulated other comprehensive income (loss) attributable to ORIX Corporation Shareholders in fiscal 2012, 2013 and 2014 are as follows:

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Balance at March 31, 2011	¥11,503	¥(11,098)	¥(95,574)	¥(1,011)	¥(96,180)

Net unrealized gains on investment in securities, net of tax of ¥(3,151) million	7,442				7,442
Reclassification adjustment included in net income, net of tax of ¥1,463 million	(2,321)				(2,321)
Defined benefit pension plans, net of tax of ¥1,807 million		(3,294)			(3,294)
Reclassification adjustment included in net income, net of tax of ¥(33) million		47			47
Foreign currency translation adjustments, net of tax of ¥(335) million			(1,392)		(1,392)
Reclassification adjustment included in net income, net of tax of ¥0 million			0		0
Net unrealized losses on derivative instruments, net of tax of ¥457 million				(989)	(989)
Reclassification adjustment included in net income, net of tax of ¥198 million				(181)	(181)

Total other comprehensive income(loss)	5,121	(3,247)	(1,392)	(1,170)	(688)

Transaction with noncontrolling interests	0	0	20	0	20

Other Comprehensive Income Attributable to the Noncontrolling Interest	479	(2)	(979)	(15)	(517)

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	(315)	0	(315)

Balance at March 31, 2012	16,145	(14,343)	(95,692)	(2,166)	(96,056)

Net unrealized gains on investment in securities, net of tax of ¥(8,206) million	17,955				17,955
Reclassification adjustment included in net income, net of tax of ¥1,997 million	(4,625)				(4,625)
Defined benefit pension plans, net of tax of ¥(2,589) million		4,511			4,511
Reclassification adjustment included in net income, net of tax of ¥(138) million		248			248
Foreign currency translation adjustments, net of tax of ¥(5,254) million			47,428		47,428
Reclassification adjustment included in net income, net of tax of ¥(1,971) million			3,551		3,551
Net unrealized losses on derivative instruments, net of tax of ¥288 million				(556)	(556)
Reclassification adjustment included in net income, net of tax of ¥(328) million				824	824

Total other comprehensive income(loss)	13,330	4,759	50,979	268	69,336

Transaction with noncontrolling interests	0	2	87	0	89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Net unrealized gains (losses) on investment in securities	Defined benefit pension plans	Foreign currency translation adjustments	Net unrealized gains (losses) on derivative instruments	Accumulated other comprehensive income (loss)
Other Comprehensive Income Attributable to the Noncontrolling Interest	501	1	3,735	(7)	4,230

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	5,224	0	5,224

Balance at March 31, 2013	¥28,974	¥(9,587)	¥(53,759)	¥(1,891)	¥(36,263)

Balance at March 31, 2013	¥28,974	¥(9,587)	¥(53,759)	¥(1,891)	¥(36,263)

Net unrealized gains on investment in securities, net of tax of ¥(9,529) million	18,566				18,566
Reclassification adjustment included in net income, net of tax of ¥4,225 million	(7,963)				(7,963)
Defined benefit pension plans, net of tax of ¥(1,548) million		3,850			3,850
Reclassification adjustment included in net income, net of tax of ¥91 million		(278)			(278)
Foreign currency translation adjustments, net of tax of ¥(1,739) million			35,366		35,366
Reclassification adjustment included in net income, net of tax of ¥(17) million			1,503		1,503
Net unrealized gains on derivative instruments, net of tax of ¥(31) million				572	572
Reclassification adjustment included in net income, net of tax of ¥(298) million				915	915

Total other comprehensive income (loss)	10,603	3,572	36,869	1,487	52,531

Other Comprehensive Income Attributable to the Noncontrolling Interest	926	213	10,998	30	12,167

Other Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	0	0	4,099	0	4,099

Balance at March 31, 2014	¥38,651	¥(6,228)	¥(31,987)	¥(434)	¥2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Amounts reclassified to net income from accumulated other comprehensive income (loss) for fiscal 2014 are as follows:

	March 31, 2014
Details about accumulated other comprehensive income components	Reclassification adjustment included in net income	Consolidated statements of income caption
	Millions of yen
Net unrealized gains (losses) on investment in securities
Sales of investment securities	¥10,902	Brokerage commissions and net gains on investment securities
Sales of investment securities	3,262	Life insurance premiums and related investment income
Amortization of investment securities	858	Interest on loans and investment securities
Amortization of investment securities	(532)	Life insurance premiums and related investment income
Others	(2,302)	Write-downs of securities and other

	12,188	Total before tax
	(4,225)	Tax expenses or benefits

	¥7,963	Net of tax

Defined benefit pension plans
Amortization of prior service credit	¥1,262	See Note 17 “Pension Plans”
Amortization of net actuarial loss	(837)	See Note 17 “Pension Plans”
Amortization of transition obligation	(56)	See Note 17 “Pension Plans”

	369	Total before tax
	(91)	Tax expenses or benefits

	¥278	Net of tax

Foreign currency translation adjustments
Sales or liquidation	¥(1,520)	Gains on sales of subsidiaries and affiliates and liquidation losses, net

	(1,520)	Total before tax
	17	Tax expenses or benefits

	¥(1,503)	Net of tax

Net unrealized gains (losses) on derivative instruments
Interest rate swap agreements	¥39	Interest on loans and investment securities/Interest expense
Foreign exchange contracts	773	Foreign currency transaction loss
Foreign currency swap agreements	(2,025)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss

	(1,213)	Total before tax
	298	Tax expenses or benefits

	¥(915)	Net of tax

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

21. ORIX Corporation Shareholders’ Equity

Changes in the number of shares issued in fiscal 2012, 2013 and 2014 are as follows:

	Number of shares
	2012	2013	2014
Beginning balance	1,102,458,460	1,102,544,220	1,248,714,760
Exercise of stock options	77,000	499,000	804,300
Conversion of convertible bonds	8,760	145,671,540	73,258,568

Ending balance	1,102,544,220	1,248,714,760	1,322,777,628

The Japanese Companies Act (the “Act”) provides that an amount equivalent to 10% of any dividends resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Act also provides that both additional paid-in capital and the legal reserve are not available for dividends but may be capitalized or may be reduced by resolution of the general meeting of shareholders. However, if specified in the Company’s articles of incorporation, dividends can be declared by the Board of Directors instead of the general meeting of shareholders. In accordance with this, the Board of Directors of the Company resolved in May 2014 that a total of ¥30,117 million dividends shall be distributed to the shareholders of record as of March 31, 2014. The liability for declared dividends and related impact on total equity is accounted for in the period of such Board of Directors’ resolution.

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

The amount available for dividends under the Act is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan. As a result, the amount available for dividends is ¥276,487 million as of March 31, 2014.

Retained earnings at March 31, 2014 include ¥40,226 million relating to equity in undistributed earnings of the companies accounted for by the equity method.

As of March 31, 2014, the restricted net assets of certain subsidiaries, which include regulatory capital requirements mainly for banking operations and life insurance of ¥42,765 million, do not exceed 25% of consolidated net assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

22. Brokerage Commissions and Net Gains on Investment Securities

Brokerage commissions and net gains on investment securities in fiscal 2012, 2013 and 2014 consist of the following:

	Millions of yen
	2012	2013	2014
Net gains on investment securities	¥24,894	¥28,805	¥19,412
Dividends income, other	4,443	6,009	7,771

	¥29,337	¥34,814	¥27,183

Trading activities—Net gains on investment securities include net trading gains of ¥9,324 million, net trading gains of ¥3,435 million and net trading losses of ¥3,208 million for fiscal 2012, 2013 and 2014, respectively. Gains on derivative trading instruments are included in income from discontinued operations. For further information, see Note 27 “Discontinued Operations.”

23. Life Insurance Operations

Life insurance premiums and related investment income in fiscal 2012, 2013 and 2014 consist of the following:

	Millions of yen
	2012	2013	2014
Life insurance premiums	¥116,836	¥130,187	¥145,464
Life insurance related investment income	10,071	8,539	9,942

	¥126,907	¥138,726	¥155,406

The benefits and expenses of life insurance operations included in life insurance costs in the consolidated statements of income are recognized so as to associate with earned premiums over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2012, 2013 and 2014 amounted to ¥7,307 million, ¥7,196 million and ¥9,701 million, respectively. The amount for fiscal 2012 is adjusted retrospectively due to the adoption of Accounting Standards Update 2010-26.

24. Asset Management and Servicing Operations

Asset management and servicing revenues and expenses in fiscal 2012, 2013 and 2014 consist of the following:

	Millions of yen
Revenues from asset management and servicing:	2012	2013	2014
Management fee income	¥9,297	¥8,181	¥111,970
Performance fee income	3,528	6,962	5,956
Other	83	122	8,566

	¥12,908	¥15,265	¥126,492

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
Expenses from asset management and servicing:	2012	2013	2014
Distribution fee expenses	¥172	¥324	¥14,767
Sub-advisory fee expenses	309	259	19,483
Other	12	10	1,900

	¥493	¥593	¥36,150

25. Other Operations

Other operating revenues and other operating expenses in fiscal 2012, 2013 and 2014 consist of the following:

	Millions of yen
Other operating revenues:	2012	2013	2014
Revenues from the vehicle maintenance and management services	¥45,150	¥45,654	¥46,433
Revenues from commissions for M&A advisory services, financing advice, financial restructuring advisory services and related services	37,513	42,556	58,892
Revenues from private equity investment	—	32,681	134,444
Revenues from environment and energy related business	21,202	29,812	51,441
Revenues from facilities management of golf courses	23,061	23,479	24,229
Revenues from facilities management of hotels and Japanese inns	29,355	31,093	36,825
Other	94,398	110,416	139,049

	¥250,679	¥315,691	¥491,313

	Millions of yen
Other operating expenses:	2012	2013	2014
Expenses from the vehicle maintenance and management services	¥35,026	¥33,336	¥32,915
Expenses from private equity investment	—	28,607	118,112
Expenses from environment and energy related business	18,056	23,142	41,857
Expenses from facilities management of golf courses	20,418	21,130	20,749
Expenses from facilities management of hotels and Japanese inns	26,038	26,959	32,822
Other	52,983	61,519	64,320

	¥152,521	¥194,693	¥310,775

Other items consist of revenues and expenses from training facilities and senior housing, operating results from real estate related and aquarium businesses, commissions for the sale of insurance and other financial products, and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2012, 2013 and 2014.

Gains and losses from the disposition of operating facilities included in other operating assets were not significant for fiscal 2012, 2013 and 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

26. Write-downs of Long-Lived Assets

In accordance with ASC 360 (“Property, Plant, and Equipment”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. We determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers, based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of existing assets or completion of development projects, as appropriate.

During fiscal 2012, 2013 and 2014, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥20,246 million, ¥21,053 million and ¥26,742 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥15,167 million, ¥17,896 million and ¥23,421 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for fiscal 2012, 2013 and 2014, respectively. Breakdowns of these amounts by segment are provided in Note 34 (“Segment Information”).

The details of significant write-downs are as follows.

Office Buildings—During fiscal 2012, write-downs of ¥1,055 million were recorded for 17 office buildings held for sale, and write-downs of ¥605 million were recorded in relation to three office buildings due to a decline in estimated cash flows of each unit. During fiscal 2013, write-downs of ¥1,055 million were recorded for 14 office buildings held for sale, and write-downs of ¥923 million were recorded in relation to two office buildings due to a decline in estimated cash flows of each unit. During fiscal 2014, write-downs of ¥1,445 million were recorded for five office buildings held for sale, write-downs of ¥3,582 million were recorded in relation to two office buildings due to a decline in estimated cash flows of each unit, and write-downs of ¥4,109 million were recorded for an office building due to change in use.

Condominiums—During fiscal 2012, write-downs of ¥1,108 million were recorded for 25 condominiums held for sale, and write-downs of ¥269 million were recorded in relation to five condominiums due to a decline in estimated cash flows of each unit. During fiscal 2013, write-downs of ¥1,142 million were recorded for 13 condominiums held for sale, and write-downs of ¥3,853 million were recorded in relation to four condominiums due to a decline in estimated cash flows of each unit or property. During fiscal 2014, write-downs of ¥988 million were recorded for a condominium held for sale.

Commercial Facilities Other Than Office Buildings—During fiscal 2012, write-downs of ¥385 million were recorded for seven buildings held for sale. During fiscal 2013, write-downs of ¥442 million were recorded for four buildings held for sale, and write-downs of ¥1,582 million were recorded in relation to two buildings due to a decline in estimated cash flows of each unit. During fiscal 2014, write-downs of ¥137 million were recorded for a building held for sale, and write-downs of ¥2,976 million were recorded in relation to two buildings due to a decline in estimated cash flows of each unit.

Land undeveloped or under construction—During fiscal 2012, write-downs of ¥2,220 million were recorded for land undeveloped or under construction held for sale, and write-downs of ¥6,983 million were recorded in relation to land undeveloped or under construction due to a decline in estimated cash flows of each unit. During fiscal 2013, write-downs of ¥608 million were recorded for land undeveloped or under construction

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

held for sale, and write-downs of ¥6,818 million were recorded in relation to land undeveloped or under construction due to a decline in estimated cash flows of each unit. During fiscal 2014, write-downs of ¥713 million were recorded for land undeveloped or under construction held for sale, and write-downs of ¥3,787 million were recorded in relation to land undeveloped or under construction due to a decline in estimated cash flows of each unit.

Others—During fiscal 2012, 2013 and 2014, write-downs of ¥7,621 million, ¥4,630 million and ¥9,005 million, respectively, for long-lived assets other than the above were recorded, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance. In addition, write-down of long-lived assets in fiscal 2014 includes write-downs of ¥5,052 million of a building used for training facility in facilities operation business and ¥1,292 million of information-related equipment in rental operation.

27. Discontinued Operations

ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) requires that the Company and its subsidiaries reclassify the operations sold or disposed of, or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. Under this Codification Section, the Company and its subsidiaries report the gains on sales and the results of these operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of such subsidiaries, business units and properties recognized in fiscal 2012 and 2013 have also been reclassified as income from discontinued operations in the accompanying consolidated statements of income.

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

During fiscal 2013, the Company and its subsidiaries completed the liquidation procedure for a kumiai in Japan which was effectively a type of SPE, operating private-equity investment and management, and the Company wound up a subsidiary overseas which operated reinsurance business. As a result, a loss of ¥13 million was recognized during fiscal 2013. Furthermore, the Company has determined to wind up a subsidiary that operates M&A advisory services business in Japan and a subsidiary that operates alternative investment business in Japan during fiscal 2013. There were no significant assets or liabilities of the subsidiaries in the accompanying consolidated balance sheets at March 31, 2013. Net losses of ¥1,188 million and net losses of ¥370 million on derivative trading instruments are included in income from discontinued operations for the subsidiary that operates alternative investment business in Japan for fiscal 2012 and 2013, respectively.

During fiscal 2014, the Company liquidated a subsidiary that operated a hotel. The Company has also determined to wind up an overseas subsidiary that operated corporate finance business and the liquidation of the subsidiary substantially completed. As a result, a loss of ¥1,600 million was recognized during fiscal 2014. Furthermore, the Company determined to wind up a subsidiary that operates alternative investment business in Japan during fiscal 2013 but completed the liquidation procedure for the subsidiary during fiscal 2014. There were no gains or losses from liquidating this subsidiary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

During fiscal 2014, the Company has determined to sell the food business unit of a subsidiary, which is composed of the food service business unit and the food business unit. In fiscal 2013 and 2014, the operating income from the food business unit were ¥175 million and ¥333 million, respectively. With respect to the food business unit of the subsidiary held for sale as of March 31 2014, included in the accompanying consolidated balance sheet are mainly other operating assets of ¥1,561 million, other receivables of ¥2,069 million, other assets of ¥1,500 million, trade notes, accounts payable and other liabilities of ¥1,822 million and long-term debt of ¥1,336 million.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. In fiscal 2012, 2013 and 2014, the Company and its subsidiaries recognized ¥4,921 million, ¥6,802 million and ¥16,200 million of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥39,459 million and ¥44,694 million that are mainly included in investment in operating leases at March 31, 2013 and 2014, respectively.

Discontinued operations in fiscal 2012, 2013 and 2014 consist of the following:

	Millions of yen
	2012	2013	2014
Revenues	¥30,253	¥20,699	¥26,607

Income from discontinued operations, net*	1,775	(179)	12,182
Provision for income taxes	1,219	347	(4,681)

Discontinued operations, net of applicable tax effect	¥2,994	¥168	¥7,501

*	Income from discontinued operations, net includes aggregate gains on sales of subsidiaries, business units, and rental properties in the amount of ¥3,609 million, ¥6,789 million and ¥14,600 million in fiscal 2012, 2013 and 2014, respectively.

28. Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2012, 2013 and 2014 is as follows:

In fiscal 2012, the diluted EPS calculation excludes stock options for 9,820 thousand shares, as they were antidilutive. In fiscal 2013, the diluted EPS calculation excludes stock options for 9,010 thousand shares, as they were antidilutive. In fiscal 2014, the diluted EPS calculation excludes stock options for 6,815 thousand shares, as they were antidilutive.

	Millions of yen
	2012	2013	2014
Income attributable to ORIX Corporation shareholders from continuing operations	¥79,810	¥112,144	¥179,499
Effect of dilutive securities
Expense related to convertible bond	2,364	1,329	265

Income from continuing operations for diluted EPS computation	¥82,174	¥113,473	¥179,764

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Thousands of shares
	2012	2013	2014
Weighted-average shares	1,075,095	1,087,883	1,268,081
Effect of dilutive securities
Conversion of convertible bond	244,104	206,635	40,057
Exercise of stock options	1,228	1,546	2,117

Weighted-average shares for diluted EPS computation	1,320,427	1,296,064	1,310,255

	Yen
	2012	2013	2014
Earnings per share for income attributable to ORIX Corporation shareholders from continuing operations:
Basic	¥74.24	¥103.09	¥141.55
Diluted	62.23	87.55	137.20

On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of shares and per share data have been adjusted retrospectively to reflect the stock split for fiscal 2012 and 2013 presented.

29. Derivative Financial Instruments and Hedging

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

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations. Net gains (losses) before deducting applicable taxes on derivative contracts were reclassified from accumulated other comprehensive income (loss) into earnings when earnings were affected by the variability in cash flows of the designated hedged

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

item. The amounts of these net gains (losses) after deducting applicable taxes were net gains of ¥181 million, net losses of ¥824 million and net losses of ¥915 million during fiscal 2012, 2013 and 2014, respectively. No amount of net gains (losses), which represent the ineffectiveness of cash flow hedges, was recorded in earnings for fiscal 2012, and ¥69 million of losses and ¥269 million of gains were recorded in earnings for fiscal 2013 and 2014, respectively. Approximately ¥482 million of net derivative losses included in accumulated other comprehensive income (loss), net of applicable income taxes at March 31, 2014 will be reclassified into earnings within fiscal 2015.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitment. For fiscal 2012, 2013 and 2014, net losses of ¥265 million, ¥47 million and ¥20 million of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2012 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(489)	Interest on loans and investment securities/Interest expense	¥44	—	¥0
Foreign exchange contracts	(526)	Foreign currency transaction loss	(696)	—	0
Foreign currency swap agreements	(409)	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	1,031	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥4,072	Interest on loans and investment securities/Interest expense	¥(4,337)	Interest on loans and investment securities/Interest expense
Foreign exchange contracts	972	Foreign currency transaction loss	(972)	Foreign currency transaction loss
Foreign currency swap agreements	227	Foreign currency transaction loss	(277)	Foreign currency transaction loss
Foreign currency long-term debt	69	Foreign currency transaction loss	(69)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(1,198)	—	¥0	—	¥0
Borrowings and bonds in local currency	1,348	—	0	—	0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥23	Other operating revenues/expenses
Foreign currency swap agreements	24	Other operating revenues/expenses
Futures	(1,056)	Brokerage commissions and net gains on investment securities
Foreign exchange contracts	615	Brokerage commissions and net gains on investment securities
Credit derivatives held/written	(92)	Other operating revenues/expenses
Options held/written, Caps held and other	137	Other operating revenues/expenses

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2013 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(249)	Interest on loans and investment securities/Interest expense	¥6	—	¥0
Foreign exchange contracts	(1,546)	Foreign currency transaction loss Interest on loans and investment	73	—	0
Foreign currency swap agreements	960	securities/Interest expense/Foreign currency transaction loss	(1,231)	Foreign currency transaction loss	(69)

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥76	Interest on loans and investment securities/Interest expense	¥(120)	Interest on loans and investment securities/Interest expense
Foreign exchange contracts	(8,828)	Foreign currency transaction loss	8,828	Foreign currency transaction loss
Foreign currency swap agreements	(2,352)	Foreign currency transaction loss	2,349	Foreign currency transaction loss
Foreign currency long-term-debt	172	Foreign currency transaction loss	(172)	Foreign currency transaction loss

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(11,524)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥1,425	—	¥0
Borrowings and bonds in local currency	(19,637)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	3,464	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥8	Other operating revenues/expenses
Futures	(504)	Brokerage commissions and net gains on investment securities
Foreign exchange contracts	(236)	Brokerage commissions and net gains on investment securities
Credit derivatives held/written	344	Other operating revenues/expenses
Options held/written and other	992	Other operating revenues/expenses

The effect of derivative instruments on the consolidated statements of income, pre-tax, for fiscal 2014 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥945	Interest on loans and investment securities/Interest expense	¥39	—	¥0
Foreign exchange contracts	(948)	Foreign currency transaction loss	773	—	0
Foreign currency swap agreements	594	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	(2,025)	Foreign currency transaction loss	269

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location

Interest rate swap agreements	¥(2,296)	Interest on loans and investment securities/Interest expense	¥2,276	Interest on loans and investment securities/Interest expense

Foreign exchange contracts	(3,574)	Foreign currency transaction loss	3,574	Foreign currency transaction loss

Foreign currency swap agreements	(2,896)	Foreign currency transaction loss	2,896	Foreign currency transaction loss

Foreign currency long-term-debt	(1,609)	Foreign currency transaction loss	1,609	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(23,638)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(171)	—	¥0
Borrowings and bonds in local currency	(16,469)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥5	Other operating revenues/expenses
Futures	(167)	Brokerage commissions and net gains on investment securities
Foreign exchange contracts	(406)	Brokerage commissions and net gains on investment securities
Credit derivatives held/written	(506)	Other operating revenues/expenses
Options written and other	(241)	Other operating revenues/expenses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Notional amounts of derivative instruments and other, fair values of derivative instruments and other before offsetting at March 31, 2013 and 2014 are as follows.

March 31, 2013

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥264,434	¥4,654	Other receivables	¥1,451	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	191,980	838	Other receivables	4,624	Trade notes, accounts payable and other liabilities
Foreign currency swap agreements	83,000	2,890	Other receivables	8,263	Trade notes, accounts payable and other liabilities
Foreign currency long-term-debt	161,379	0	—	0	—
Trading derivatives or derivatives not designated as hedging instruments:
Interest rate swap agreements	¥1,294	¥0	—	¥8	Trade notes, accounts payable and other liabilities
Options held/written and other	217,999	5,654	Other receivables	3,530	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	41,363	192	Other receivables	61	Trade notes, accounts payable and other liabilities
Credit derivatives held/written	20,161	370	Other receivables	100	Trade notes, accounts payable and other liabilities

March 31, 2014

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives designated as hedging instruments and other:
Interest rate swap agreements	¥206,605	¥2,528	Other receivables	¥634	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	370,243	1,018	Other receivables	4,708	Trade notes, accounts payable and other liabilities
Foreign currency swap agreements	93,276	3,534	Other receivables	7,176	Trade notes, accounts payable and other liabilities
Foreign currency long- term-debt	261,483	0	—	0	—
Trading derivatives or derivatives not designated as hedging instruments:
Options written and other	¥173,637	¥5,486	Other receivables	¥3,605	Trade notes, accounts payable and other liabilities
Futures, Foreign exchange contracts	65,094	56	Other receivables	472	Trade notes, accounts payable and other liabilities
Credit derivatives held/written	13,715	29	Other receivables	265	Trade notes, accounts payable and other liabilities

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies. If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions. There are no derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2013 and 2014.

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires sellers of credit derivatives to disclose additional information about credit-risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. Details of credit derivatives written as of March 31, 2013 and 2014 are as follows.

March 31, 2013

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company*	¥832	Less than five years	¥(29)

*	Underlying reference company’s credit ratings are Caa1 or better rated by rating agencies as of March 31, 2013.

March 31, 2014

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company*	¥425	Less than four years	¥29

*	Underlying reference company’s credit ratings are Baa1 or better rated by rating agencies as of March 31, 2014.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

30. Offsetting Assets and Liabilities

The gross amounts recognized, gross amounts offset, and net amounts presented in the consolidated balance sheet regarding to derivative assets and liabilities and other assets and liabilities as of March 31, 2013 and 2014 are as follows.

March 31, 2013

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Cash collateral
Derivative assets	¥17,124	¥(2,639)	¥14,485	¥(2,994)	¥(124)	¥11,367
Reverse repurchase, securities borrowing, and similar arrangements*2	7,752	(7,639)	113	0	0	113

Total assets	24,876	(10,278)	14,598	(2,994)	(124)	11,480

Derivative liabilities	20,676	(2,639)	18,037	(2,994)	(159)	14,884
Repurchase, securities lending, and similar arrangements*2	7,639	(7,639)	0	0	0	0

Total liabilities	¥28,315	¥(10,278)	¥18,037	¥(2,994)	¥(159)	¥14,884

March 31, 2014

	Millions of yen
	Gross amounts recognized	Gross amounts offset in the consolidated balance sheets	Net amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets*1		Net amount
				Financial instruments	Cash collateral
Derivative assets	¥12,651	¥(214)	¥12,437	¥(1,015)	¥0	¥11,422
Reverse repurchase, securities borrowing, and similar arrangements*2	3,064	(3,049)	15	0	0	15

Total assets	15,715	(3,263)	12,452	(1,015)	0	11,437

Derivative liabilities	16,860	(214)	16,646	(1,015)	(571)	15,060
Repurchase, securities lending, and similar arrangements*2	3,049	(3,049)	0	0	0	0

Total liabilities	¥19,909	¥(3,263)	¥16,646	¥(1,015)	¥(571)	¥15,060

*1	The balances related to enforceable master netting agreements or similar agreements which were not offset in the consolidated balance sheets.
*2	Reserve repurchase agreements and securities borrowing, and similar transactions are reported within other receivables in the consolidated balance sheets. Repurchase agreements and securities lending, and similar transactions are reported within trade notes, accounts payable and other liabilities in the consolidated balance sheets.

31. Significant Concentrations of Credit Risk

The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of offset and continuous oversight. The Company and its subsidiaries’ principal financial instrument portfolio

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

At March 31, 2013 and 2014, no concentration with a single obligor exceeded 1% of the Company’s consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, ¥4,723 billion, or 77%, at March 31, 2013 and ¥4,752 billion, or 79%, at March 31, 2014 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risk outside of Japan is exposure attributable to obligors located in the United States. The gross amount of such exposure is ¥777 billion and ¥503 billion as of March 31, 2013 and 2014, respectively. Since the Company and its subsidiaries adopted ASU 2009-16 and ASU 2009-17 on April 1, 2010, which changed the circumstances under which we are required to consolidate certain VIEs, the amounts above in relation to our exposure in the United States mainly include the effect of such consolidated VIEs.

The Company and its subsidiaries run businesses such as development and rental of commercial real estate and office buildings, condominium development and sales, hotel, golf course, and training facility operation. Real estate in development and rental business is mainly recorded in investment in direct financing leases and operating leases. In connection with investment in direct financing leases and operating leases, the percentage of investment in real estate to consolidated total assets is 11.7% and 9.7% as of March 31, 2013 and 2014, respectively.

The Company and its subsidiaries have transportation equipment such as automobile operations and aircraft. Transportation equipment is mainly recorded in investment in direct financing leases and operating leases. In connection with investment in direct financing leases and operating leases, the percentage of investment in transportation equipment to consolidated total assets is 10.4% and 10.9% as of March 31, 2013 and 2014, respectively.

The Company and its subsidiaries provide consumers with housing loans. In connection with installment loans, the percentage of housing loans to consolidated total assets is 10.9% and 10.8% as of March 31, 2013 and 2014, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

32. Estimated Fair Value of Financial Instruments

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

March 31, 2014

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥16,079	¥16,079	¥275	¥15,804	¥0
Futures, Foreign exchange contracts:
Assets	8	8	8	0	0
Liabilities	184	184	28	156	0
Credit derivatives held/written:
Assets	29	29	0	29	0
Liabilities	265	265	0	265	0
Options written and other:
Assets	5,486	5,486	0	3,000	2,486
Liabilities	3,605	3,605	0	3,605	0
Non-trading instruments
Assets:
Cash and cash equivalents	¥827,299	¥827,299	¥827,299	¥0	¥0
Restricted cash	86,690	86,690	86,690	0	0
Time deposits	7,510	7,510	0	7,510	0
Installment loans (net of allowance for probable loan losses)	2,246,143	2,274,922	0	120,583	2,154,339
Investment in securities:
Practicable to estimate fair value	984,654	991,959	230,618	671,023	90,318
Not practicable to estimate fair value*	213,843	213,843	0	0	0
Liabilities:
Short-term debt	¥309,591	¥309,591	¥0	¥309,591	¥0
Deposits	1,206,413	1,206,642	0	1,206,642	0
Long-term debt	3,858,874	3,865,456	0	1,235,377	2,630,079
Futures, Foreign exchange contracts:
Assets	852	852	0	852	0
Liabilities	4,782	4,782	0	4,782	0
Foreign currency swap agreements:
Assets	3,534	3,534	0	3,534	0
Liabilities	7,176	7,176	0	7,176	0
Interest rate swap agreements:
Assets	2,528	2,528	0	2,528	0
Liabilities	634	634	0	634	0

*	The fair value of investment securities of ¥213,843 million was not estimated, as it was not practical.

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 such as quoted market prices of similar assets and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

33. Commitments, Guarantees and Contingent Liabilities

Commitments—As of March 31, 2014, the Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥20,390 million.

The minimum future rentals on non-cancelable operating leases are as follows:

Years ending March 31,	Millions of yen
2015	¥7,558
2016	6,859
2017	6,187
2018	5,372
2019	4,520
Thereafter	25,649

Total	¥56,145

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥7,681 million, ¥7,848 million and ¥10,055 million in fiscal 2012, 2013 and 2014, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥442 million, ¥487 million and ¥3,399 million in fiscal 2012, 2013 and 2014, respectively. The longest contract of them will mature in fiscal 2020. As of March 31, 2014, the amounts due are as follows:

Years ending March 31,	Millions of yen
2015	¥2,931
2016	1,369
2017	1,029
2018	295
2019	217
Thereafter	125

Total	¥5,966

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, totaling ¥69,375 million as of March 31, 2014.

The Company and its subsidiaries have agreements to commit to execute loans for consumers, and to invest in funds, as long as the agreed-upon terms are met. As of March 31, 2014, the total unused credit and capital amount available is ¥295,079 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

Guarantees—The Company and its subsidiaries apply ASC 460 (“Guarantees”), and at the inception of a guarantee recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2013 and 2014:

	2013			2014
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥316,650	¥2,587	2026	¥349,435	¥3,577	2021
Transferred loans	196,162	4,246	2044	212,150	3,671	2045
Consumer loans	77,034	8,085	2018	96,183	9,607	2018
Housing loans	29,510	7,437	2051	33,704	7,013	2051
Other	2,936	126	2024	3,070	92	2024

Total	¥622,292	¥22,481	—	¥694,542	¥23,960	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of March 31, 2013 and March 31, 2014, total notional amount of the loans subject to such guarantees are ¥1,239,000 million and ¥1,269,000 million respectively, and book value of guarantee liabilities which amount is included in the table above are ¥734 million and ¥823 million, respectively. The potential future payment amounts included in the table above for these guarantees are limited to the agreed range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees in fiscal 2014.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans.

There were no significant changes in the payment or performance risk of these guarantees in fiscal 2014.

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

There were no significant changes in the payment or performance risk of the guarantees in fiscal 2014.

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

There were no significant changes in the payment or performance risk of the guarantees in fiscal 2014.

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

34. Segment Information

Financial information about the operating segments reported below is that which is available by segment and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

From July 1, 2013, in conjunction with the acquisition of Robeco, goodwill and other intangible assets have been allocated to the relevant segments. In addition, from November 1, 2013, ORIX’s Information and Communication Technology Department which was previously included in the Maintenance Leasing Segment, is disclosed as part of the Corporate Financial Services Segment due to reorganization of operation management.

Due to these changes, the reclassified figures are shown for the years ended March 31, 2012 and 2013.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing and fee business

Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring and IT-related equipment rentals and leasing

Real Estate	:	Real estate development, rental and financing, facility operation, REIT asset management and real estate investment advisory services

Investment and Operation	:	Environment and energy-related business, principal investment and loan servicing (asset recovery)

Retail	:	Life insurance, banking and card loan business

Overseas Business	:	Leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations

Financial information of the segments for the years ended March 31, 2012, 2013 and 2014 is as follows:

Year ended March 31, 2012	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥76,393	¥228,007	¥222,631	¥73,293	¥160,071	¥187,240	¥947,635
Interest revenue	20,242	2	10,729	21,716	29,041	32,210	113,940
Interest expense	10,336	3,609	15,213	5,759	7,195	19,216	61,328
Depreciation and amortization	3,738	98,495	17,574	1,742	8,916	28,194	158,659
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	2,461	(173)	2,988	7,427	1,128	3,811	17,642
Write-downs of long-lived assets	793	0	11,311	713	0	798	13,615
Increase in policy liabilities	0	0	0	0	6,421	0	6,421
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	687	146	1,321	7,033	(9,996)	6,299	5,490
Discontinued operations	475	0	1,608	(3,309)	1,749	661	1,184
Segment profits	22,989	33,253	1,349	15,983	19,352	49,768	142,694
Segment assets	946,468	490,869	1,390,518	471,923	1,742,906	1,081,190	6,123,874
Long-lived assets	27,132	327,386	977,102	33,964	44,986	195,207	1,605,777
Expenditures for long-lived assets	909	126,779	22,945	507	14	63,506	214,660
Investment in affiliates	16,842	880	84,697	61,469	79,255	88,564	331,707

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
Year ended March 31, 2013	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥76,128	¥234,651	¥215,212	¥121,933	¥188,695	¥202,516	¥1,039,135
Interest revenue	17,946	15	9,062	22,573	45,854	35,830	131,280
Interest expense	10,181	3,624	12,083	4,469	6,674	18,249	55,280
Depreciation and amortization	2,610	106,254	18,369	2,110	10,631	31,695	171,669
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	331	(77)	(449)	5,532	2,611	2,438	10,386
Write-downs of long-lived assets	0	0	12,075	1,723	0	328	14,126
Increase in policy liabilities	0	0	0	0	20,990	0	20,990
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	1,145	176	(631)	7,251	4,680	9,521	22,142
Discontinued operations	0	0	3,662	(841)	632	575	4,028
Segment profits	25,932	34,913	5,582	34,937	43,209	52,756	197,329
Segment assets	943,295	549,300	1,133,170	444,315	1,994,140	1,318,434	6,382,654
Long-lived assets	27,485	381,746	864,754	49,441	92,817	280,218	1,696,461
Expenditures for long-lived assets	1,943	160,420	22,276	1,200	206	109,426	295,471
Investment in affiliates	18,020	1,459	73,141	65,713	25,205	143,019	326,557

	Millions of yen
Year ended March 31, 2014	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Revenues	¥76,877	¥251,366	¥198,450	¥178,532	¥211,468	¥416,226	¥1,332,919
Interest revenue	15,250	12	3,789	17,258	50,381	34,760	121,450
Interest expense	8,594	3,687	8,812	3,939	5,592	28,042	58,666
Depreciation and amortization	3,170	117,357	19,200	2,760	12,644	41,551	196,682
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	(974)	363	2,079	2,615	3,485	5,673	13,241
Write-downs of long-lived assets	0	1,292	16,958	15	0	1,046	19,311
Increase in policy liabilities	0	0	0	0	28,429	0	28,429
Equity in net income (loss) of affiliates and gains (losses) on sales of subsidiaries and affiliates and liquidation losses, net	792	152	4,709	68,216	3,920	6,793	84,582
Discontinued operations	0	0	8,832	383	238	(279)	9,174
Segment profits	24,874	37,062	17,956	94,111	49,871	69,688	293,562
Segment assets	992,078	622,009	962,404	565,740	2,166,986	1,972,138	7,281,355
Long-lived assets	26,665	433,342	773,146	71,403	76,491	396,948	1,777,995
Expenditures for long-lived assets	3,505	176,952	32,056	22,428	195	117,419	352,555
Investment in affiliates	18,909	1,718	62,504	76,734	10,971	143,454	314,290

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

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

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, investment in affiliates, inventories, advances for investment in operating leases (included in other assets), advances for investment in other operating assets (included in other assets) and goodwill and other intangible assets recognized as a result of business combination (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

For those VIEs that are used for securitization and are consolidated in accordance with ASC 810 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

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

	Millions of yen
	2012	2013	2014
Segment revenues:
Total revenues for segments	¥947,635	¥1,039,135	¥1,332,919
Revenues related to corporate assets	5,564	4,118	4,935
Revenues related to assets of certain VIEs	41,833	33,210	30,404
Revenues from discontinued operations	(30,253)	(20,699)	(26,607)

Total consolidated revenues	¥964,779	¥1,055,764	¥1,341,651

Segment profits:
Total segment profits	¥142,694	¥197,329	¥293,562
Corporate interest expenses, general and administrative expenses	(14,690)	(23,133)	(17,387)
Corporate other gains (losses)	(3,689)	(11,784)	(4,467)
Gains (losses) related to assets or liabilities of certain VIEs	2,583	2,832	17,003
Discontinued operations, pre-tax	(1,775)	179	(12,182)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests, net of applicable tax effect	2,392	7,149	7,197

Total consolidated income before income taxes and discontinued operations	¥127,515	¥172,572	¥283,726

Segment assets:
Total segment assets	¥6,123,874	¥6,382,654	¥7,281,355
Cash and cash equivalents, restricted cash and time deposits	934,257	941,571	921,499
Allowance for doubtful receivables on direct financing leases and probable loan losses	(136,588)	(104,264)	(84,796)
Other receivables	188,108	196,626	239,958
Other corporate assets	357,244	354,433	458,225
Assets of certain VIEs	865,935	668,690	253,151

Total consolidated assets	¥8,332,830	¥8,439,710	¥9,069,392

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

	Millions of yen
	Year Ended March 31, 2012
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥768,955	¥130,717	¥95,360	¥(30,253)	¥964,779
Income before Income Taxes*1	74,966	26,894	27,430	(1,775)	127,515

	Millions of yen
	Year Ended March 31, 2013
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥843,625	¥130,561	¥102,277	¥(20,699)	¥1,055,764
Income before Income Taxes*1	116,235	27,458	28,700	179	172,572

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ORIX Corporation and Subsidiaries

	Millions of yen
	Year Ended March 31, 2014
	Japan	America*2	Other*3*4	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	¥923,242	¥149,610	¥295,406	¥(26,607)	¥1,341,651
Income before Income Taxes*1	208,829	42,901	44,178	(12,182)	283,726

*1	Results of discontinued operations before applicable tax effect are included in each amount attributed to each geographic area.
*2	Mainly United States
*3	Mainly Asia, Europe, Australasia and Middle East
*4	Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the fiscal year ended March 31, 2014. The revenues of Robeco aggregated on a legal entity basis were ¥58,997 million in America and ¥52,030 million in other for the fiscal year ended March 31, 2014.

ASC 280 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information.

No single customer accounted for 10% or more of the Company’s total revenues for the fiscal years ended March 31, 2012, 2013 and 2014.

35. Subsequent Events

On April 28, 2014, ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”), a subsidiary of the Company, decided, subject to obtaining the required approval of relevant regulatory authorities, to purchase all issued shares of Hartford Life Insurance K.K. (Address: Minato-ku, Tokyo, Business Description: Life insurance business and reinsurance business, hereinafter “HLIKK”) held by Hartford Life, Inc. (Address: Simsbury, Connecticut, U.S.A.) in order to enhance its capital strength and improve the soundness of its management, in view of accelerating its growth. Upon closing, HLIKK would become a consolidated subsidiary of the Company.

Total acquisition cost of the HLIKK’s shares was estimated at $895 million. (approximately ¥91.6 billion) as of April 28, 2014. However, the purchase price is subject to potential upward or downward adjustments at the closing date based on changes in the adjusted net worth of HLIKK.

The Company and its subsidiaries are currently evaluating the effect of this purchase on the Company and its subsidiaries’ results of operations and financial position as of the date of this filling.

The purchase is targeted to be closed during July 2014.

Schedule II.—Valuation and Qualifying Accounts and Reserves

ORIX Corporation and Subsidiaries

Description	Millions of yen
	Year Ended March 31, 2012
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥78	¥0	¥0	¥(38)	¥(1)	¥39
Severance and other benefits to terminated employees	0	0	15	(15)	0	0

Total	¥78	¥0	¥15	¥(53)	¥(1)	¥39

Description	Millions of yen
	Year Ended March 31, 2013
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥39	¥0	¥0	¥(31)	¥1	¥9
Severance and other benefits to terminated employees	0	0	3	(3)	0	0

Total	¥39	¥0	¥3	¥(34)	¥1	¥9

Description	Millions of yen
	Year Ended March 31, 2014
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction	Translation adjustment	Balance at end of period
Restructuring cost:
Closed office lease obligations	¥9	¥0	¥0	¥(9)	¥0	¥0
Severance and other benefits to terminated employees	0	3,049	0	(1,221)	104	1,932

Total	¥9	¥3,049	¥0	¥(1,230)	¥104	¥1,932

Description	Millions of yen
	Balance at beginning of period	Acquisitions	Addition: Charged to costs and expenses	Deduction*1	Other*2	Balance at end of period
Deferred tax assets: Valuation allowance
Year ended March 31, 2012	¥26,794	¥875	¥6,339	¥(6,836)	¥(3,034)	¥24,138
Year ended March 31, 2013	¥24,138	¥1,085	¥4,973	¥(12,116)	¥751	¥18,831
Year ended March 31, 2014	¥18,831	¥10,453	¥3,300	¥(3,964)	¥49	¥28,669

*1	The amount of deduction includes benefits recognized in earnings, expiry of loss carryforwards and sales of subsidiaries.
*2	The amount of other includes translation adjustment and the effect of changes in statutory tax rate.

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 1.1	Articles of Incorporation of ORIX Corporation, as amended on April 1, 2013 (Incorporated by reference from the annual report on Form 20-F filed on July 27, 2013, commission file number 001-14856).

Exhibit 1.2	Regulations of the Board of Directors of ORIX Corporation, as amended on June 24, 2008 (Incorporated by reference from the annual report on Form 20-F filed on July 2, 2008, commission file number 001-14856).

Exhibit 1.3	Share Handling Regulations of ORIX Corporation, as amended on October 7, 2013.

Exhibit 7.1	A statement explaining in reasonable detail how ratios in the annual report were calculated.

Exhibit 8.1	List of subsidiaries.

Exhibit 11.1	Code of Ethics, as amended on April 18, 2014.

Exhibit 12.1	Certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a)).

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

Exhibit 101	Instance Document.

Exhibit 101	Schema Document.

Exhibit 101	Calculation Linkbase Document.

Exhibit 101	Definition Linkbase Document.

Exhibit 101	Labels Linkbase Document.

Exhibit 101	Presentation Linkbase Document.

1